Form 20-F
period 2002-12-31
YANZHOU COAL MINING CO LTD
filed 2003-06-27
CIK 1048098

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF

1934 for the fiscal year ended DECEMBER 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-14714

(Exact name of Registrant as specified in its charter)

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

People’s Republic of China

(Jurisdiction of incorporation or organization)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares Foreign Invested Shares, par value RMB1.00 each*	New York Stock Exchange The Stock Exchange of Hong Kong Limited

*Not for trading in the United States, but only in connection with the listing of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,850,000,000 Domestic Shares

1,020,000,000 H Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒  No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐  Item 18  ☒

i

CAUTIONARY STATEMENT

The discussion below contains certain “forward-looking statements” (as such term is defined in the rules promulgated pursuant to the United States Securities Act of 1933) that are based on the beliefs of the Company’s management, as well as assumptions made by, and information currently available to, the Company’s management. Such forward-looking statements are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. The Company’s actual results, performance or achievements in fiscal year 2003 and beyond could differ materially from those expressed in, or implied by, any such forward-looking statements. Factors that could cause or contribute to such material differences include, but are not limited to, those discussed in Items 3, 4 and 5 of this Form 20-F, as well as those discussed elsewhere in this Form 20-F. The Company undertakes no obligation to release publicly any updates or revisions to any such forward-looking statements that may reflect events or circumstances occurring after the date of this Form 20-F.

CERTAIN DEFINITIONS AND SUPPLEMENTAL INFORMATION

As used herein, references to the “Company” and “Yanzhou” refer to Yanzhou Coal Mining Company Limited, unless the context indicates otherwise. References to the “Parent Company” include references to Yankuang Group Corporation Limited (formerly known as Yanzhou Mining (Group) Corporation Limited) and, in respect of references to any time prior to the incorporation of the Company, are to the businesses, assets and liabilities of the Predecessor that were not transferred to the Company in the Restructuring and, where the context requires, includes its subsidiaries, and references to the “Predecessor” mean the entity that held all assets and liabilities of the Company and the Parent Company prior to the Restructuring.

As used herein, “Restructuring” means the incorporation of the Company on September 25, 1997 and the transfer to the Company, effective as of September 25, 1997, of the principal coal mining businesses of the Predecessor and certain assets and liabilities of the Predecessor relating thereto, together with certain other businesses, assets and liabilities of the Predecessor.

References to Shares herein refer to (i) the Company’s domestic invested shares held by the Parent Company on behalf of the State, RMB1.00 par value each (the “Legal Person Shares”), (ii) the Company’s domestic invested shares, RMB1.00 par value each (the “A Shares”), (iii) the Company’s overseas listed foreign invested shares which is issued and traded in HK dollars, par value RMB1.00 each (the “H Shares”), and (iv) the Company’s American Depositary Shares (“ADS”), each of which represents 50 H Shares, collectively. The ADSs are evidenced by American Depositary Receipts (“ADRs”).

References to the “Domestic Shares” herein refer to the Legal Person Shares and A Shares collectively.

References to the “Combined Offering” herein refer to (i) the offering of H Shares by the Company in Hong Kong in an offer for subscription, (ii) the offering of ADSs by the Company in a public offering initially in the United States and Canada, and (iii) the offering of ADSs by the Company outside the United States, Canada and the PRC and to certain professional investors in Hong Kong that purchased ADSs or H Shares other than in the Hong Kong offering. The Combined Offering was completed by the Company in April 1998 and resulted in the issuance by the Company of 850,000,000 H Shares (inclusive of 30,000,000 H Shares issued to cover underwriters’ over-allotments), held in H Share and ADS form.

References to the “Directors, Supervisors and Executive Officers” herein refer to the directors, supervisors and executive officers of the Company as discussed in Item 6 herein.

References to the “Articles of Association” herein refer to the Company’s articles of association, as amended from time to time.

As used herein, “Eastern China” includes Shandong Province, Jiangsu Province, Anhui Province, Zhejiang Province, Fujian Province, Jiangxi Province and Shanghai municipality.

As used herein, “PRC Government” or “Government” or “State” means the central government of the People’s Republic of China (the “PRC” or “China”), including all political subdivisions (including provincial, municipal and other regional or local governmental entities) and instrumentality thereof.

Certain mining terms used herein are defined in the “Glossary of Mining Terms” annexed as Appendix B to the registration statement on Form F-l forming part of the registration statement filed with the U.S. Securities and Exchange Commission, a copy of which may be obtained upon request.

The Company publishes its financial statements in Renminbi yuan, the official legal tender currency of the PRC. Except as otherwise stated herein, all monetary amounts in this Form 20-F have been presented in RMB.

The Company publishes an annual report in Hong Kong containing annual audited financial statements and opinions thereon by independent public auditors. Such financial statements are prepared on the basis of International Financial Reporting Standards (“IFRS”) which differ in certain significant respects from generally accepted accounting principles of the United States (“US GAAP”).

References to the “Financial Statements” herein refer to the Financial Statements in Item 18 of this Form 20-F annual report.

EXCHANGE RATES

Unless otherwise specified, references in this Form 20-F to “US dollars” or “US$” are to United States dollars, references to “HK dollars” or “HK$” are to Hong Kong dollars and references to “Renminbi” or “RMB” are to Renminbi yuan.

Translation of amounts from Renminbi to US dollars for the convenience of the reader have been made in certain items in this Form 20-F, except as otherwise noted, at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2002 of US$1.00 = RMB8.28. No representation is made that the Renminbi amounts could have been or could be converted into US dollars at that rate or at any other rate.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial and operating data presented herein relates to the businesses which were transferred to the Company pursuant to the Restructuring and has been prepared on the basis that the Company with all its present divisions had been so constituted during the entire relevant period. The selected income statement data and cash flow data for the five years ended December 31, 2002 and the selected balance sheet data as of December 31, 1998, 1999, 2000, 2001 and 2002 for the Company set forth below are derived from, and should be read in conjunction with, and are qualified in their entirety by reference to the Financial Statements including the notes thereto. The Financial Statements are prepared and presented in accordance with IFRS. For a discussion of certain differences between IFRS and US GAAP, see Note 43 to the Financial Statements.

	Year Ended and As At December 31,
	1998	1999	2000	2001	2002	2002
	RMB	RMB	RMB	RMB	RMB	US$
	(Amounts in millions except per share and per ADS data)
INCOME STATEMENT DATA
IFRS
Net Revenue
Net sales of coal
Domestic	2,244.8	2,302.6	2,090.7	2,599.8	3,414.0	412.3
Export(1)	1,442.2	1,059.8	1,509.0	2,276.2	2,799.9	338.2
Net income of railway
transportation service	—	—	—	—	142.5	17.2
Total net revenue	3,687.0	3,362.4	3,599.7	4,876.0	6,356.4	767.7
Gross profit	1,725.1	1,748.6	1,616.2	2,063.4	2,993.5	361.5
Operating income	1,261.2	1,170.9	1,040.7	1,421.7	1,866.1	225.4
Income from continuing operation	1,261.2	1,170.9	1,040.7	1,421.7	1,866.1	225.4
Interest expenses	(87.6)	(10.5)	(5.0)	(61.5)	(117.9)	(14.2)
Income before income taxes	1,173.6	1,160.4	1,035.7	1,360.2	1,748.2	211.1
Net income	817.4	825.1	748.4	970.9	1,222.0	147.6
Net income per Share	0.35	0.32	0.29	0.35	0.43	0.05
Net income per ADS	17.35	15.87	14.39	17.29	21.29	2.57
Operating income per Share(2)	0.54	0.45	0.40	0.51	0.65	0.08
Income from continuing operation per ADS	26.77	22.52	20.01	25.32	32.51	3.93
US GAAP
Net income(2)	959.5	935.5	918.6	1,227.6	1,325.7	160.1
Net income per Share	0.38	0.36	0.35	0.44	0.46	0.06
Net income per ADS	18.87	17.99	17.66	21.86	23.1	2.79
CASH FLOW DATA
IFRS
Net cash provided by operating activities	1,505.4	957.9	1,023.2	1,610.2	2,239.7	270.5
Depreciation	540.8	503.3	514.2	819.6	851.1	102.8
Net cash used in investing activities	(2,375.7)	(467.7)	(464.7)	(1,948.2)	(2,165.5)	(261.5)
Net cash (used in) provided by financing activities	949.2	(263.2)	(231.4)	618.0	345.2	41.7
OTHER FINANCIAL DATA
Operating income	1,261.2	1,170.9	1,040.7	1,421.7	1,866.1	225.4
Less: Interest income	(40.0)	(24.5)	(26.0)	(39.9)	(30.2)	(3.6)
Add: Depreciation and amortisation	540.8	503.8	515.0	827.0	858.5	103.7
EBITDA(3)	1,762.0	1,650.2	1,529.7	2,208.8	2,694.4	325.4
EBITDA margin(4)	47.8%	49.1%	42.5%	45.3%	42.4%	42.4%
OPERATING DATA
Raw coal production (‘000 tons)	20,685	24,002	27,456	34,018	38,435	38,435
Net sales (‘000 tons)
Domestic	13,456	16,395	16,430	18,369	20,582	20,582
Export	6,826	6,204	10,085	12,666	14,466	14,466
Total	20,282	22,599	26,515	31,035	35,048	35,048
BALANCE SHEET DATA
IFRS
Net current assets(5)	117.1	745.8	1,270.7	1,166.2	2,157.4	260.6
Property, plant and equipment and land use right, net	5,560.8	5,516.0	5,500.5	7,851.8	8,895.1	1,074.3
Total assets	7,127.9	7,599.4	8,103.7	11,182.6	12,924.0	1,560.9
Total long-term borrowings	115.0	—	—	72.5	1,261.3	152.3
Owners’ equity(5)	5,675.7	6,352.7	6,869.6	9,060.0	9,995.0	1,207.1
US GAAP
Property, plant and equipment and land use right, net	3,902.9	4,023.2	6,564.0	7,176.7	7,271.4	878.2
Total assets	6,002.4	6,585.2	9,604.6	11,071.0	11,787.5	1,423.6
Owners’ equity	4,550.2	5,338.5	8,349.6	7,668.9	8,858.5	1,069.9
Number of Shares
Domestic Shares	1,750.0	1,750.0	1,750.0	1,850.0	1,850.0	223.4
H Shares (including H Shares represented by ADS)	850.0	850.0	850.0	1,020.0	1,020.0	123.2
ADS	17.0	17.0	17.0	20.4	20.4	2.5
Dividend per
Domestic Share/H Share(6)	0.029	0.057	0.089	0.082	0.100	0.012
ADS(7)	2.78	2.85	4.45	4.10	5.00	0.60

(1)	Export sales constituted 39.1%, 31.5%, 41.9%, 46.7% and 44.0% of total net revenue in 1998, 1999, 2000, 2001 and 2002, respectively.

(2)	The net income for the years ended December 31, 1999, 2000 and 2001 under US GAAP included the loss of Jining III acquired in 2001 using the pooling of interest method. The acquisition of Jining III had no significant impact on the net income for the year ended December 31, 1998 under the US GAAP. The net income for the years ended December 31, 2000 and 2001 under US GAAP included the profit of Railway Assets using the pooling of interest method.

US GAAP net income for the two years ended December 31, 1998 and 1999 and US GAAP total assets value and owners’ equity as at December 31, 1998, 1999 and 2000, have not been restated to show the effects of acquisition of Railway Assets accounted for as a pooling of interests (see note 43 to the financial statements) as such information is not available without significant costs and effort.

(3)	EBITDA refers to earnings before interest income, interest expense, taxes, depreciation and amortization. EBITDA should not be construed as an alternative to operating income or any other measure of performance or as an indicator of the Company’s operating performance, liquidity or cash flows generated by operating, investing and financing activities. The items of net income excluded from EBITDA are significant components in understanding and assessing the Company’s financial performance, and EBITDA does not take into account capital expenditures or changes in working capital, which could have a material impact on the Company’s operating cash flow. The Company’s computation of EBITDA may not be comparable to other similarly titled measures of other companies. The Company has included the information concerning EBITDA because management believes it is a useful supplement to cash flow data as a measure of the Company’s performance.

(4)	EBITDA margin represents EBITDA as a percentage of the Company’s total net revenue.

(5)	The Company has adopted for the first time IFRS 10 (Revised) “Events after the Balance Sheet Date” and IFRS 38 “Intangible Assets” which became effective in 2000.

IFRS 10 (Revised) specifies that dividends declared after the balance sheet date but before the financial statements were authorized for issue should be disclosed either as a separate component of equity or in the notes to the financial statements. In prior periods, dividends declared after balance sheet date had been adjusted to the financial statements and recorded as liabilities on the balance sheet. IFRS 10 (Revised) has been adopted retroactively and resulted in an increase in the retained earnings and an increase in net assets of RMB69,000,000, RMB148,200,000 and RMB231,400,000 as at January 1, 1998, 1999 and 2000 respectively. The related financial data as at December 31, 1997, 1998 and 1999, respectively, has been adjusted correspondingly.

(6)	The calculation of Dividend per Domestic Share/H Share is based on dividend for the year and total number of Domestic Shares and H Shares ranking for the dividend. The amount for 1998 does not take into account of the special interim dividend of RMB69 million declared in March 1998 and paid to the Parent Company in respect of the period from October 1997 to December 1997.

(7)	Dividend per ADS is calculated at 50 times Dividend per Domestic Share/H Share based on one ADS being equivalent to 50 H Shares.

B. Capitalization and Indebtedness

Not applicable.

C. Reason for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Reliance on Major Customers

The Company’s largest domestic customer, the Shandong Power and Fuel Company, accounted for 17.5%, 15.7% and 13.3% of the Company’s net sales for 2000, 2001 and 2002, respectively. The Shandong Power and Fuel Company purchases coal on behalf of several electric power plants in Shandong Province, the largest of which, the Zouxian Electric Power Plant, alone accounted for 17.1%, 14.9% and 12.6% of the Company’s net sales for 2000, 2001 and 2002, respectively. The Zouxian Electric Power Plant is located approximately 15 kilometers from the Company and directly connected by the Company’s railway network. The Zouxian Electric Power Plant’s aggregate installed capacity is 2,400 megawatts, making it the second largest coal-fired electric power plant in the PRC. The Zouxian Electric Power Plant’s coal requirement was approximately 5.4 million tons in 2002. The Company estimates that it supplied approximately 70.0%, 79.0% and 85.0% of the Zouxian Electric Power Plant’s coal requirements during 2000, 2001 and 2002, respectively. The Company believes it is likely to remain the Zouxian Electric Power Plant’s principal coal supplier because (i) the Company is located within close proximity to the Zouxian Electric Power Plant, (ii) the Zouxian Electric Power Plant is unable to receive railway shipments of coal other than through the Company’s own railway network and (iii) the Zouxian Electric Power Plant’s boilers were designed to use the Company’s coal. The Company’s ability to conclude favorable terms of sale with the Shandong Power and Fuel Company with respect to coal supplied to the Zouxian Electric Power Plant may be substantially impaired by current restrictions on increases in prices for coal sold to the electric power industry. Given the large percentage of the Company’s revenues derived from the supply of coal to the Zouxian Electric Power Plant, there can be no assurance that any adverse developments at the Zouxian Electric Power Plant would not have an adverse impact on the Company’s results of operations.

As the Company does not have direct export rights at present, all of its export sales must be made through the China National Coal Industry Import and Export Corporation (“National Coal Export and Import Corporation”), China National Minerals Import and Export Co., Ltd. and Shanxi Coal Import and Export Group Corp. The quantity, quality, prices and final customer destination of the Company’s export sales are determined by the Company, the National Coal Export and Import Corporation, China National Minerals Import and Export Co., Ltd. and Shanxi Coal Imp. & Exp. Group Corp and overseas coal purchasers. The Company retains the National Coal Export and Import Corporation, China National Minerals Import and Export Co., Ltd. and Shanxi Coal Import and Export Group Corp. to conduct or arrange for handling of all export shipping and customs procedures. As a result, the Company does not have direct control of its exported products during the port storage, loading, unloading and shipping processes. From time to time, certain impurities have been found in the Company’s products by its overseas end-users, which the Company believes occurred during these processes. Although the Company’s application for direct export rights has been approved by the Shandong provincial government and is now pending approval by the PRC central government, there can be no assurance that such rights will be obtained on a timely basis or at all. Furthermore, if the Company’s export sales continue to increase, any material changes in the international coal market may have a greater impact on the Company’s future operating results.

Reliance on Short-term Sales Contracts or Letters of Intent

Consistent with PRC coal industry practice, a substantial portion of the Company’s sales are made pursuant to sales contracts and letters of intent signed during the annual national coal trading convention in accordance with the Guidance Allocation Plan. Approximately 84.0%, 85.0% and 85.0%, respectively, of the Company’s sales for 2000, 2001 and 2002 were derived from such sales contracts and letter of intent. These sales contracts and letters of intent generally specify the quantities and timing of purchases planned over a time period generally no longer than one year. The Company enters into binding sales contracts with most of its major customers in the electric power and steel manufacturing sectors and letters of intent with its remaining customers. Prices with respect to purchases made under the letters of intent are generally determined at the time of sale based on mutual agreement between the Company and the relevant customers. The Company has been advised by its PRC legal counsel that such letters of intent may not be enforceable due to their omission of certain material terms.

In the past, the Company and its customers have completed the majority of the transactions contemplated under such letters of intent. The Company believes that the majority of coal users will make purchases generally in accordance with the letters of intent because the availability of railway transportation is more certain for coal sold pursuant to letters of intent executed in the national coal trading convention and because facilities of certain coal users were designed to use specific types of coal produced by particular mines. However, it has been the Company’s experience that even though a certain portion of the transactions contemplated by the letters of intent cannot not be realized, it has generally been able to find alternate buyers to compensate for any unrealized portion of transactions contemplated by such letters of intent. There can be no assurance, however, that a sudden and significant increase in the proportion of unrealized sales would not have a material adverse impact on the Company’s results of operations. Furthermore, as the price of coal sold pursuant to such letters of intent is generally not established until immediately prior to sale, there can be no assurance that a significant downturn in the market price of coal would not have an immediate and adverse impact on the Company’s results of operations.

Exposure to Coal Price Fluctuations

The domestic and export markets for coal in which the Company sells its products are characterized by fluctuations in prices. Such fluctuations could have an adverse effect upon the Company’s results of operations. The Company has experienced substantial price fluctuations in its export coal business in the past and it expects that such fluctuations will continue. The Company’s export markets include customers in Japan, Taiwan, and other Pacific Rim countries and regions, all of which are countries and regions that have experienced recent economic slowdowns. Export coal markets are cyclical and subject to imbalance of demand and supply due to (i) periodic excess supply resulted from development of new mines, expansion of existing mines, enhanced efficiency of mining techniques or other factors and (ii) periodic decreases in demand resulted from general economic downturns, reduced production by the Company’s customers or other factors. In addition, an increase in the use of substitutes for steel (such as aluminum, composites or plastics) or a change of steel-making technologies that use less or no metallurgical coal (such as pulverized coal injection or electric arc furnaces) could reduce demand for metallurgical coal and adversely impact prices. These circumstances could result in downward pressure on export coal prices, which would reduce the Company’s revenues and profitability. Any prolonged or severe weakness in export coal prices or demand by either foreign electricity generation or steel industries could cause the Company to reduce its output, which have a material adverse effect on the Company’s result of operations.

Reliance on the PRC’s Rail Transportation System

Approximately 54.6%, 54.5% and 64.7% of the Company’s net sales for 2000, 2001 and 2002, respectively, were derived from sales of products transported by the PRC’s national rail system (excluding products sold to the Zouxian Electric Power Plant, which were transported entirely by the Company’s railway network). The development of the PRC railway system cannot fully satisfy the coal transportation requirements; and discrepancies between capacity and demand for transportation exist in certain areas of the PRC. Currently, the Company’s domestic customers are mainly located in Eastern China, where the railway system is relatively advanced. While the Company has in the past generally been allocated sufficient rail capacity and acquired sufficient rail cars to transport its products, the Company has at times experienced certain delays in securing such capacity or rail cars. However, such delays have not had a material impact on the Company’s results of operations to date. The PRC Government is in the course of implementing plans to increase the rail capacity or the speed of several railways. In addition, the PRC Government is currently constructing or upgrading, or has plans to construct or upgrade, several highways throughout China, which may lead to increased capacity available to coal transportation. Accordingly, the Company believes that it will be able to satisfy its transportation needs in the foreseeable future and that sufficient rail transportation will be made available to it as it increases production. However, no assurance can be given that the Company will continue to be allocated adequate rail transport capacity nor acquire adequate rail cars or that the Company will not experience any material delay in transporting its products as a result of insufficient rail transport capacity or rail cars.

Possibility of Increased Competition

The Company competes in both the domestic and the overseas markets. In the domestic market, the Company competes with a number of coal producers located principally in Shanxi Province and Inner Mongolia Autonomous Region, certain of which can produce coal of equal or better quality at lower production costs compared to the Company. The Company believes that the competition encountered by it in Eastern China is limited to a certain extent because (i) the transportation of coal from Shanxi Province and Inner Mongolia Autonomous Region to Eastern China is constrained by insufficient rail capacity, and (ii) the costs of transporting coal from Shanxi Province and Inner Mongolia Autonomous Region to Eastern China are significant. The PRC Government is constructing, planning to construct, or studying the feasibility of constructing, additional railways aimed at increasing the quantity of coal that can be transported from Northern and Northwestern China to Eastern China. The PRC Government is also currently reviewing various proposals to construct coal slurry pipelines connecting Shanxi Province to Eastern China. The Company believes that even with the construction of any such transportation facilities, the Company will continue to have an advantage over coal suppliers in Shanxi Province and Inner Mongolia Autonomous Region in terms of transportation costs. However, there can be no assurance that the increase in the supply of coal available to customers in Eastern China as a result of the completion of any such projects would not have a material adverse impact on the Company’s results of operations.

With respect to export sales, the Company competes with certain major overseas coal mining companies, mainly located in Australia. Despite of the Company’s advantage in low transportation costs, certain of these overseas competitors have greater financial, marketing, distribution and other resources than the Company. The coal produced from certain of these competitors’ mines is also of a quality that is equal to or higher than that produced from the Company’s coal mines, and in some cases the costs incurred by these competitors in extracting such coal may be lower. There can be no assurance that competition from overseas competitors will not limit the Company’s future development of export sales.

Uncertain Mining Conditions

As with all underground coal mining, the Company’s operations are affected by mining conditions which may include faults, coal seam deterioration in quality or thickness, pressure in mine openings, the presence of gas, water inflow from water-bearing strata and propensity to spontaneous combustion, as well as by operational risks associated with all industrial or engineering activity, such as mechanical breakdowns. The Company conducts geological investigations to evaluate such mining conditions and adapts its mining plans to address them. In addition, the Company believes that it has taken reasonable measures to minimize such operational risks. The degree of predictability of such conditions and the Company’s ability to make appropriate adjustments to its mining plans have also been enhanced by the Company’s substantial operating experience. There can be no assurance, however, that the occurrence of such conditions will not result in an increase in the Company’s costs of production. The Company has, in accordance with relevant laws, set aside approximately 1.8% of employees’ total remuneration for employees’ injury insurance.

Underground mining is also subject to certain risks such as methane outbursts, and accidents caused by roof weakness and groundfalls. There can be no assurance that the occurrence of such events or conditions would not have a material adverse impact on the Company’s results of operations.

Potential Losses Relating to Industry-related Accidents and Lack of Insurance

The Company operates coal mines and related facilities that may be affected by water, gas, fire or structural problems. As a result, the Company, like other coal mining companies, has experienced certain accidents that have caused property damages or personal injuries. The Company has implemented safety measures which set forth the operation and maintenance procedures for its production facilities and provides on-the-job training for its employees. However, there can be no assurance that industry-related accidents will not occur in the future.

In accordance with what the Company believes is the customary practice for PRC coal mining entities, the Company does not currently maintain fire, casualty or other property insurance covering its properties, equipment or inventories, other than with respect to vehicles. In addition, the Company does not maintain any business interruption insurance or any third party liability insurance to cover claims in respect of personal injury, property or environmental damage arising from accidents on the Company’s properties, other than third party liability insurance with respect to vehicles. No assurance can be given that uninsured losses and liabilities incurred by the Company will not have a material adverse effect on the Company’s results of operations.

Risks Relating to Land Subsidence

A consequence of the longwall mining methods used at the Company’s mines is land subsidence, the resettlement of land above underground mining sites. Depending on the circumstances, the Company may relocate inhabitants from the land above the underground mining sites prior to mining those sites or the Company may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined. The Company may also be required to make payments for restoration, rehabilitation or environmental protection of the land after the underground sites have been mined. An estimate of such costs is recognized in the period in which the obligation is identified and is charged as an expense in the Company’s income statement in proportion to the coal extracted. The payment for such costs is funded from working capital. The Company’s estimated liability at December 31, 2002 amounted to RMB83.0 million. The accrual for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near future. The Company believes that its accrual policy and its current level of accrual are adequate. However, there can be no assurance that such estimates are accurate or that the Company’s restoration, rehabilitation and relocation costs will not substantially increase in the future or that the PRC Government will not impose new fees in respect of land subsidence and that any such substantial increases or new fees will not have a material adverse effect on the Company’s results of operations.

Ownership and Control of the Company by the Parent Company

Currently the Parent Company owns 58.2% of the Company’s outstanding shares. The Articles of Association of the Company provide that, in addition to any obligation imposed by law, a controlling shareholder shall not exercise its voting rights in a manner prejudicial to the interests of the shareholders generally, including voting with respect to certain enumerated matters of fundamental importance to shareholders. There has not been, however, any published report of judicial enforcement in the PRC of any such provisions by minority shareholders.

In addition to its relationship with the Company as its majority shareholder, the Parent Company will also affect the Company’s development in the future as a result of its responsibility for the provision of certain materials, utilities and services to the Company pursuant to the materials and services supply agreement dated October 17, 1997 between the Company and the Parent Company (as amended by a supplemental agreement dated October 30, 2001). Any material financial or operational problems experienced by the Parent Company leading to disruption of its operations could materially affect the Company’s operations and future prospects.

Certain PRC Considerations

Since 2001 when the PRC became a member of the World Trade Organization (“WHO”), the economy of PRC has been guided toward the regulatory requirements of the WHO. Prior to 1978, the economy of the PRC was a planned economy. Since that time, increasing emphasis has been placed on decentralization and the utilization of market forces in the development of the PRC economy. Such economic reform measures adopted by the PRC Government may be inconsistent or ineffectual, and the Company may not in all cases be able to capitalize on such reforms. Further, these measures may be adjusted or modified in particular ways in particular areas, possibly resulting in such economic liberalization measures being inconsistent from time to time or from industry to industry or across different regions of the PRC.

Since 1978, the PRC Government has been reforming, and is expected to continue to reform its economic system. Many of the reforms are unprecedented or experimental, and are expected to be refined and improved. Other political, economic and social factors can also lead to further readjustment of the reform measures. This refining and readjustment process may not always have a positive effect on the operations of the Company. The Company’s operating results may be adversely affected by changes in the PRC’s economic and social conditions and by changes in policies of the PRC Government such as changes in laws and regulations (or the interpretation thereof), measures which may be introduced to control inflation, changes in the rate or method of taxation, imposition of additional restrictions on currency conversion and reduction in tariff protection and other import restrictions.

The PRC economy has experienced significant growth in recent years. The annual growth rate of GDP was 7.3% and 8.0% in 2001 and 2002, respectively. The PRC Government has implemented policies from time to time to restrain the rate of economic growth. Such measures or other actions by the PRC Government could have a significant overall impact on economic conditions in the PRC, possibly resulting in an adverse change in the economic prospects of the Company.

Government Control of Currency Conversion and Exchange Rate Risks

The Renminbi currently is not generally a freely convertible currency. The PRC State Administration of Foreign Exchange (“SAFE”), under the authority of the People’s Bank of China (“PBOC”), controls the conversion of Renminbi into foreign currency. In general, under existing foreign exchange regulations, unless otherwise approved by SAFE or exempted by relevant regulations, PRC enterprises must price and sell their goods and services in the PRC in Renminbi. The Company has established a limited independent foreign currency account since 2001. The primary sources of the Company’s foreign currency are the U.S. dollar revenues from sales of coal products. The Company’s foreign currency is mainly used for the settlement of equipment and machinery purchases and payment of cash dividends in connection of its H Shares (in HK dollars). The Company has not experienced any shortage of foreign currency. In addition, the Company is entitled to exchange additional foreign currency from designated banks by presenting relevant documents to evidence foreign currency requirements in accordance with relevant regulations. The Company does not intend to hedge exchange rate fluctuations between Renminbi and HK dollars.

Approximately 41.9%, 46.7% and 44.0% of the Company’s total net revenue in 2000, 2001 and 2002, respectively, were export sales, which were made through the National Coal Export and Import Corporation, China National Minerals Import and Export Co., Ltd. and Shanxi Coal Import and Export Group Corp. The National Coal Export and Import Corporation, China National Minerals Import and Export Co., Ltd. and Shanxi Coal Import and Export Group Corp. pays the Company the Renminbi equivalent on the date of delivery of a fixed US dollar price established at the time of sale.

Since 1994, the official exchange rate for the conversion of Renminbi to US dollars has been relatively stable and the Renminbi has appreciated slightly against the US dollar. However, there can be no assurance that such rate will not become volatile. The Company’s results of operations may be affected by changes in the Renminbi to US dollars exchange rate.

Fluctuations in the exchange rate between the Renminbi and the HK dollar will affect the HK dollar value of the H Shares and of any cash dividends on the H Shares declared in Renminbi and paid in HK dollars.

Regulatory Protection

The PRC’s legal system is based on written statutes and is a system in which decided legal cases have little precedential value. The PRC’s legal system is similar to civil law systems in this regard. In 1979, the PRC began the process of developing its legal system by undertaking to promulgate a comprehensive system of laws. In December 1993, the Standing Committee of the PRC National People’s Congress promulgated the Company Law, which became effective in July 1994 and was subsequently amended in December 1999 by the PRC National People’s Congress. In August 1994, pursuant to the Company Law, the State Council of the PRC (the “State Council”) issued the PRC Special Regulations on the Overseas Offering and Listing of Shares by Joint Stock Limited Companies (the “Special Regulations on Listing Overseas”), to regulate joint stock limited companies that offer, sell and list their shares overseas. In addition, the PRC National People’s Congress promulgated the Securities Law in December 1998, which became effective in July 1999. The Company Law and the Securities Law have become the predominant laws which regulate companies and their directors and shareholders. However, comprehensive regulations under the Company Law and the Securities Law have not been completed.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Yanzhou Coal Mining Company Limited was established on September 25, 1997 as a PRC joint stock company with limited liability under the Company Law of the PRC (the “Company Law”). The Predecessor was formerly known as Yanzhou Mining Bureau, which was established in 1973. In 1996, upon receipt of approval from the former State Economic and Trade Commission and the former Ministry of Coal Industry (“MOCI”), the

Predecessor was incorporated and renamed Yanzhou Mining (Group) Corporation Limited. The Predecessor was renamed again as Yankuang Group Corporation Limited in 1999.

The Company is qualified as a foreign-invested company since its H Shares accounted for 35.5% of the outstanding shares. In April 2001, the Company was approved by the Minister of Foreign Trade and Economic Cooperation to convert from a joint stock company with limited liability to a Sino-foreign joint stock company with limited liability under the Company Law and the Sino-Foreign Joint Venture Law of the PRC.

The Company’s contact information is:

è	Business address:	40 Fushan Road, Zoucheng, Shandong Province, PRC

è	Telephone number:	(86)537 538 2319

è	Website:	www.yanzhoucoal.com.cn

The Predecessor commenced the production of coal at Nantun Coal Mine since 1973, which underwent a major technology renovation and began large scale commercial production in 1993. The Predecessor began the construction of Xinglongzhuang, Baodian and Dongtan Coal Mines in 1975, 1977 and 1979, respectively, which mines commenced production in 1981, 1986 and 1989, respectively. In 1989, the Predecessor began the construction of Jining II, which commenced commercial production in 1997. In 1993, the Predecessor further began the construction of Jining III, which commenced commercial production at the end of 2000. Pursuant to an Acquisition Agreement (the “Acquisition Agreement”) entered into between the Company and the Parent Company on August 4, 2000 the Company acquired Jining III on January 1, 2001. In the 1990’s, the Predecessor started utilizing new technology, equipment and mining methods in its coal mines.

The Predecessor received numerous awards. In 1992, the Predecessor was presented the “National Superior Award for Science and Technology Progress” award by the former State Science and Technology Commission in recognition of its technological achievements in constructing its coal mines. Fewer than four companies have been presented this award each year and, to date, the Predecessor is the only PRC coal mining company that has ever received this award. In 1994, the Predecessor was presented the “National Excellent Enterprises Award-Golden Horse Award” by the PRC National Enterprises Administration Association in recognition of its operating performance and management achievements.

The Company is engaged in underground mining, preparation and sales of coal. The primary customers of the Company include electric power plants, metallurgical producers and other customers located in Eastern China, which is generally more economically developed than other areas of China, and foreign enterprises located in East Asia. The Company believes that it was the PRC’s most profitable coal mining company in 2002 and was the largest coal producer in Eastern China with a 2002 raw coal production of 38.435 million tons. As of December 31, 2002, the in-place proven and probable reserves of the Company’s six coal mines totaled an estimated 1,997.6 million tons. The Company was one of the PRC’s largest coal exporters in 2002.

The Company has successfully developed a mechanized comprehensive caving method and has developed mining equipment suitable for thick coal seams extraction. The mechanized comprehensive caving method is one of the most advanced mining technologies in the world, which won the First Class National Science-Tech Advance Award granted by the State Science and Technology Commission in 1998.

The location of a coal mine affects its competitiveness due to the significant costs of coal transport. The Company believes that its mines are well-situated given the rapid economic growth of Eastern China, the insufficient supply of coal produced in this region and the substantial costs involved in transporting coal to Eastern China from Shanxi Province, which accounts for a substantial portion of the country’s total coal production. Of the Company’s net sales in 2000, 2001 and 2002, 33.0%, 31.9% and 27.1%, respectively, were derived from sales to customers within Shandong Province. The Company’s largest end-user, the nearby Zouxian Electric Power Plant, accounted for 17.1%, 14.9% and 12.6% of the Company’s net sales in 2000, 2001 and 2002, respectively. Net sales to customers located in the rapidly growing Yangtze delta region, encompassing Shanghai, Jiangsu Province and Zhejiang Province, comprised an additional 16.8%, 13.5% and 18.3% of the Company’s net sales in 2000, 2001 and 2002, respectively. Exports, principally to Japan, accounted for 41.9%, 46.7% and 44.0% of the Company’s net sales of coals in 2000, 2001 and 2002, respectively.

The presence of major PRC railways running through the Company’s mining areas and the close proximity of the Company to its principal seaport, Rizhao, located 316 kilometers away, provide significant advantages in the transportation of coal by the Company to its customers. On October 30, 2001, the Company entered into a railway acquisition agreement with the Parent Company for the acquisition from the Parent Company of its special purpose coal railway transportation business (“Railway Assets”) which provided railway transportation services to the

Company and others. The purchase price of the railway Assets is RMB1,242.6 million, subject to adjustment in certain circumstances. The acquisition was completed on January 1, 2002. Following the acquisition, the Company started providing the railway transportation services to other companies, including the Parent Company.

The Company completed the acquisition of the Railway Assets on January 1, 2002. The purchase consideration of RMB1,242.6 million was settled by the Company in 2002. In addition, in accordance with the railway acquisition agreement, when the annual transportation volume of the Railway Assets reaches the volume milestones targets of 25 million tons, 28 million tons and 30 millions tons for the year 2002, 2003 and 2004, respectively, the Company will pay the Parent Company an amount of RMB40 million before June 30 of each year in the three years starting from 2003. The transportation volume of the Railway Assets in 2002 was 27.04 million and the Company has paid RMB40 million in accordance with the terms stated above.

The principal coal reserves in the Company’s mines consist of prime quality, low-sulphur coal, capable of yielding a product with an ash content as low as 6%. The Company sells thermal coal, which is suitable for large-scale electric power generation, as well as coking coal, which is used in metallurgical production. Of the Company’s net sales in 2000, 2001 and 2002, 29.6%, 26.4% and 23.8%, respectively, resulted from direct sales to PRC electric utility customers, with the remainder representing sales principally to metallurgical companies, cement companies, other industrial manufacturers and third-party distributors. The Company’s major domestic customers include Shandong Power and Fuel Company, Shanghai Baoshan Iron & Steel Company, Shanghai Power Company, Maanshan Iron & Steel Company, Jiangsu Electric Power Bureau, Zhejiang Electric Power Bureau, Guangdong Electric Power Bureau, Dongguan Shijie Fuel Company, Shandong Aluminum and Zhuhai Electric Fuel Company. The Company believes that it has established long-term, stable relationships with most of its key customers.

In 2002, the Company generated total net revenue (including net sales of coal and net income from railway transportation service), operating income and net income of RMB6,356.4 million, RMB1,866.1 million and RMB1,222.0 million, respectively.

Adjustment of Organization Structure

As approved by the meeting of board of directors on July 8, 2002, the Company has undergone an internal transformation. The Company restructured the former 12 functional departments into 7 functional departments, namely the Secretariat of the Board of Directors, Department of Coordination, Department of Human Resources, Department of Financial Planning, Department of Production Technology, Department of Safety Scrutiny and Department of Economic Operation.

Capital Expenditures

The Company’s principal source of capital has been cash flow from operations and the proceeds from issuance of new Shares. The Company issued 100,000,000 A Shares and 170,000,000 H Shares on January 3, 2001 and May 11, 2001, respectively, generating RMB961.0 million and RMB494.0 million, respectively. The Company’s principal capital expenditure has been acquisition of property, plant and equipment. In addition, the Company acquired Jining III Coal Mine and related mining rights in 2001 and Railway Assets in 2002. During 2000, 2001 and 2002 total capital expenditures were RMB477.4 million, RMB3,314.7 million and RMB2,120.4 million, respectively.

The Company’s board of directors held a meeting on April 11, 2003, at which a resolution has been passed to approve the opening of a canal route connecting Jining III coal mine to the Jinghang Grand Canal by the construction of the Jining Sihe Coal Port which is adjacent to Jining III coal mine. The approved capital expenditure for the project was approximately RMB250 million.

B. Business Overview

Strategy

Since its establishment, the Company has pursued long-term strategies of maximizing technological advancement, increasing production volume, reducing operating costs, improving product quality and expanding market share. The Company also continues to explore opportunities to acquire or invest in top quality PRC coal mines.

The Company intends to focus on the following four operating strategies in 2003:

è	Promoting output and sales volumes to meet the demand of electricity and metallurgical customers in the coastal area in China, and stabilizing export volume;

è	Improving product quality by utilizing more powerful coal washing capacity and adjusting products mix to increase the percentage of the coal that enjoys higher selling prices, such as clean coal;

è	Upgrading the long-wall top coal caving (“LTCC”) technology and improving the mining technology for medium and thick coal seams; and

è	Seeking opportunities for acquisition and exploration of new coal mines to enhance its profitability level and expand the business scale.

In 2003, the Company will take the following measures to control operating costs:

è	increasing production capacity, coal output and production efficiency, and reducing unit cost of production through technological innovation;

è	innovating roof support system, auxiliary transportation system and enlarging bolting net utility, reducing the consumption of materials and reducing labor costs; and

è	improving ERP management system, raising management standard and strictly controlling costs and expenses.

Principal Products and Services

The Company is engaged in underground mining, preparation, sale and railway transportation service of coal.

Coal Production

The Company produces prime quality, low-sulphur coal capable of yielding a product with an ash content as low as 6%. The Company’s products consist principally of thermal coal, which is suitable for large-scale electric power generation, as well as coking coal, which is used in metallurgical production. The following table sets out the ash and sulphur content, calorific value and principal applications of the various types of coal produced by the Company:

	Sulphur content	Ash Content	Calorific Value	Washed	Principal Application
	%	%	(megajoule/ kilogram)

No. 1 Clean Coal	0.4	6-8 average 6.6	26-28 average 27.3	Yes	High-quality metallurgical production

No. 2 Clean Coal/Thermal Coal	0.5	8-12 average 9.5	26-28 average 27.0	Yes	Metallurgical production; electric power generation; manufacture of construction materials; coke chemical production

Screened Raw Coal	0.6	18-27 average 20.3	24-26 average 25.3	No	Electric power generation

Mixed Coal	0.6	22-30 average 29.3	18-22 average 20.1	Yes	Electric power generation

The following table sets out the Company’s principal coal products based on sales volume and net sales in the years ended December 31, 2000, 2001 and 2002.

	Years Ended December 31,
	2000		2001		2002
	Sales Volume	Net Sales	Sales Volume	Net Sales	Sales Volume	Net Sales
	(‘000 tons)	(RMB million)	(‘000 tons)	(RMB million)	(‘000 tons)	(RMB million)
No.1 Clean Coal	250.0	54.2	257.9	56.2	422.5	100.1
No.2 Clean Coal/Thermal Coal	11,789.7	1,796.6	15,620.8	2,769.2	18,455.4	3,545.9
Screened Raw Coal	12,661.5	1,631.0	12,169.1	1,786.0	12,628.6	2,213.4
Mixed Coal and others	1,814.0	117.9	2,987.6	264.6	3,541.5	354.5

Sub-total	26,515.2	3,599.7	31,035.4	4,876.0	35,048.0	6,213.9

Total	26,515.2	3,599.7	31,035.4	4,876.0	35,048.0	6,213.9

The Company continuously carried out measures to increase production capacity in 2002, resulting in steady increase in coal output. The Company’s coal production increased by 4.4 million tons, or 13.0%, to 38.4 million tons in 2002 as compared with that of the same period in 2001. In 2002, the Company’s coal product was rated as “Best-selling Brand in China in 2002” by China Market Investigation and Assessment Center.

Railway Transportation Services

In 2002, the Company acquired from the Parent Company the Railway Assets which provide railway transportation services to the Company and others. Prior to the acquisition, the Company would pay the Parent Company for the railway transportation services provided. The Railway Assets operate as a segment of the Company after the acquisition and impose inter-segment charges for the railway transportation services provided for the sales the Company’s coal. To reflect the contributions of the acquired Railway Assets, the operating results of the Railway Assets in 2002 were presented as an operating segment.

Before the acquisition of the Railway Assets, for coal products sold to customers through the ports and transported by the Railway Assets, the Company settled the accounts with the customers at an agreed price with FOB terms. The Company bore the transportation expenses incurred on the Railway Assets and made payments to the Parent Company. Such expenses are regarded as sale/transportation cost of the Company. For coal products transported directly to the customers by trains, the Company settled the accounts with the customers at ex-mine prices. The customers bore the transportation expenses incurred on the Railway Assets and made payment to the Parent Company through the Company.

After the acquisition of the Railway Assets, the Company bears expenses relating to the Railway Assets for coal products sold on FOB terms. When accounting the Railway Assets as an operating segment, transportation through the Railway Assets is defined as internal transportation. The transportation charges are calculated as the Railway Assets’ income from internal transportation, which charges are off-set against the sale/transportation cost of the Company when consolidating the statements. The cost of such transportation is included in the internal transportation cost of the Railway Assets before the consolidation of the statements, and included into the sales/transportation cost of the Company when consolidating the statements. For the settlement of the coal products sold on ex-mine terms, the customers bear the transportation expenses incurred on the Railway Assets. When accounting the Railway Assets as an operating segment, transportation through the Railway Assets is defined as an external transportation and the transportation income less sales tax is included in the transportation service income of the Railway Assets. The cost of such transportation is included as the cost of goods sold of the Company.

As a result of the acquisition of the Railway Assets from the Parent Company, connected transactions between the Company and the Parent Company had been reduced, and the Company’s earnings ability increased as the Company had integrated its coal production, transportation and selling system. In 2002, the Railway Assets transported 27.04 million tons of coal. The Railway Assets contributed net income of RMB131.8 million to the Company if the Railway Assets was presented as an operating segment.

Main operation figures of the Railway Assets as an operating segment are as follows:

Items		2002
I.	Net income from Railway Transportation (RMB’000)	529,294
	1. Income from Railway Transportation (RMB’000)	534,156
	Transportation Volume (ton)	27,044,733
	Freight (RMB/ton)	19.75
	Including:
	(1) Income from External Transportation (RMB’000)	147,333
	Transportation Volume (ton)	8,557,925
	Freight (RMB/ton)	17.22
	(2) Income from Internal Transportation (RMB’000)	386,823
	Transportation Volume (ton)	18,486,808
	Freight (RMB/ton)	20.92
	2. Sales Tax (RMB’000)	4,862

II.	Cost of Railway Transportation (RMB’000)	192,116
	1. Cost of External Transportation (RMB’000)	52,990
	2. Cost of Internal Transportation (RMB’000)	139,126

III.	Contribution to the net income of the Company (RMB’000)(1)	131,795

(1)	After interest expenses on bank borrowings increased in connection to the acquisition of Railway Assets and the enterprise income tax attributable to the income of Railway Assets.

The Company believes that the following impacts on the Company’s profits are in connection with the operation of the Railway Assets: (i) lower the Company’s overall coal transportation costs; (ii) increase the railway transportation service revenue; (iii) increase the costs for railway transportation services; and (iv) increase the sales, general and administrative expenses in connection with the Railway Assets.

Product Pricing

The prices for the Company’s products are based on market price, not subject to governmental control. Currently, pricing decisions with respect to the Company’s products are made by the Company taking into account: (i) prices in the relevant local coal markets (inclusive of transportation costs); (ii) the grade and quality of the coal; and (iii) its relationships with customers. Most of the transportation costs for domestic sales of the Company’s products are borne by the customers. The Company’s sales and marketing department has access to domestic and international market information through its data center, enabling the Company to closely monitor pricing developments in its principal markets.

Although the Company does not have direct export rights, export prices are ultimately determined by the Company. The Company’s application for direct export rights has been approved by Shandong provincial government and is now pending approval by the PRC central government. After such rights have been obtained, the Company will be able to negotiate and reach agreement directly with overseas purchasers.

Sales and Marketing

Consistent with PRC coal industry practice, a substantial portion of the Company’s sales are made pursuant to sales contracts and letters of intent signed during the annual national coal trading convention. Approximately 84.0%, 85.0% and 85.0%, respectively, of the Company’s sales for 2000, 2001 and 2002 were derived from such sales contracts and letter of intent. These sales contracts and letters of intent generally specify the quantities and timing of purchases planned over a time period generally no longer than one year. The Company enters into binding sales contracts with most of its major customers in the electric power and steel manufacturing sectors and letters of intent with its remaining customers. Prices with respect to purchases made under the letters of intent are generally determined at the time of sale based on mutual agreement between the Company and the relevant customers. In addition, to the extent there is additional coal available, the Company may enter into sales contracts after the coal trading conventions with customers who have additional coal requirements.

The Company adopted a flexible credit policy for different categories of customers who purchase coal products from the Company, such as open accounts, acceptance bill and delivery against cash. Generally, the Company extends credit (generally for periods not exceeding 180 days) to major customers with long-term relationships and requires other customers to pay for their products before delivery and.

Most of the Company’s domestic coal sales are made to electric power plants, metallurgical producers, construction material producers and railway companies. Over the years, the Company has established long-term and stable relationships with many of these companies. The Company also sells its coal to provincial and municipal fuel trading companies, which in turn distribute the Company’s coal to their customers.

The following table sets out the Company’s sales of coal products by industry in which the customers engaged in the years ended December 31, 2000, 2001 and 2002:

	Years Ended December 31,
	2000		2001		2002
	Net Sales	% of Net Coal Sales	Net Sales	% of Net Coal Sales	Net Sales	% of Net Coal Sales
	(RMB million)		(RMB million)		(RMB million)
Domestic
Electric power plant	1,065.2	29.6	1,288.1	26.4	1,514.9	24.4
Metallurgical producers	212.8	5.9	174.7	3.6	324.3	5.2
Construction material And chemical companies	138.6	3.9	217.9	4.5	340.9	5.5
Fuel trading companies and others	674.2	18.7	919.1	18.8	1,233.9	19.8
Export(1)	1,509.0	41.9	2,276.2	46.7	2,799.9	45.1

Total	3,599.7	100.0	4,876.0	100.0	6.213.9	100.0

(l)	The Company does not have figures on export sales by industry in which the customers engaged as all export sales have been made through the National Coal Export and Import Corporation, China National Minerals Import and Export Co., Ltd., and Shanxi Coal Import and Export Group Corp.

The following table sets out the Company’s major domestic and overseas customers and end-users who purchase coal from the Company:

Domestic	Overseas+
Shandong Power and Fuel Company*	Nippon Steel Corp.
Guangdong Electric Power Bureau*	Sumitomo Metallurgy, Inc.
Zhejiang Electric Power Bureau*	JFE Steel Corporation
Shanghai Power Company*	Kawasaki Steel Corporation
Jiangsu Electric Power Bureau*	Kobe Steel, Ltd.
Zhuhai Electric Fuel Company*
Shanghai Baoshan Iron & Steel Company
Shandong Aluminum Company
Maanshan Iron & Steel Company
Dongguan Shijie Fuel Company

*	Electric Power Plants
+	Through the National Coal Export and Import Corporation, China National Minerals Import and Export Co., Ltd. And Shanxi Coal Import and Export Co., Ltd.

Domestic sales of the Company’s coal products are concentrated in Eastern China, particularly in Shandong Province. The following table sets out the Company’s net coal sales by geographic regions in the years ended December 31, 2000, 2001 and 2002:

	Years Ended December 31,
	2000		2001		2002
	Net Sales	% of Net Coal Sales	Net Sales	% of Net Coal Sales	Net Sales	% of Net Coal Sales
	(RMB million)		(RMB million)		(RMB million)
Domestic Sales
Eastern China
Shandong Province	1,187.7	33.0	1,533.4	31.9	1,720.0	27.7
Jiangsu Province	172.8	4.8	255.9	5.2	354.6	5.7
Zhejiang Province	233.8	6.5	174.2	3.6	398.2	6.4
Shanghai	197.2	5.5	226.3	4.6	413.0	6.6
Other provinces in the region(1)	119.5	3.3	87.6	1.8	81.0	1.3
Subtotal	1,911.0	53.1	2,297.4	47.1	2,966.8	47.7
Southern China(2)	179.7	5.0	302.4	6.2	447.2	7.2
Exports	1,509.0	41.9	2,276.2	46.7	2,799.9	45.1

Total	3,599.7	100.0	4,876.0	100.0	6,213.9	100.0

(1)	Includes Anhuei Province, Fujian Province and Jiangxi Province.
(2)	Includes Guangdong Province, Hainan Province and Hunan Province.

In 2000, 2001 and 2002, net sales to the Company’s five largest domestic customers accounted for 26.8%, 23.0% and 21.5%, respectively, of the Company’s total net sales. Neither any director of the Company or the Parent Company, nor any person related to the directors or the Parent Company is related to or owns any interest in any of the five largest customers of the Company.

The Company exported 10.1 million tons, 12.7 million tons and 14.5 million tons of coal in 2000, 2001 and 2002, respectively, accounting for approximately 17.1%, 14.8% and 16.9% of the PRC’s total coal export sales in the respective periods. Export sales primarily consist of sales of the Company’s No. 2 Clean Coal/Thermal Coal to Japan.

The Company’s net export sales decreased from 46.7% of total net sales in 2001 to 44.0% in 2002. Most of the Company’s major overseas end-users are located in East Asian countries and regions, such as Japan, Korea and Taiwan, with Japan being the largest market.

Over the years, the Company and its primary overseas customers have been sending inspection teams to visit each other’s facilities. Nevertheless, the Company has established close relationships with overseas customers in the past, notwithstanding that all export sales were made through the National Coal Export and Import Corporation, China National Minerals Import and Export Co., Ltd. and Shanxi Coal Import and Export Group Corp. As the Company may negotiate export coal sales with overseas customers directly as soon as its application for direct export rights is approved by the central government, the Company is focused on enhancing the relationships further.

The Company’s sales and marketing department conducts routine customer visits and customer satisfaction surveys. In addition, the Company hires independent information collectors throughout the Eastern China and Southern China regions to collect market information. Information gathered from these sources, together with general market information from other sources, is input into the Company’s market data center.

Product Transport

Most of the Company’s major domestic customers are located in Eastern China and, to a lesser extent, in Southern China. The Company principally uses railways to transport its coal products directly to customers or to Rizhao, Qingdao or Lianyungang ports from which it ships coal products to customers. The Company also uses, to a lesser extent, road transport and river transport.

The approximate distances from the Company to Qingdao, Rizhao and Lianyungang ports are 563 kilometers, 316 kilometers and 364 kilometers, respectively. The Yanzhou—Shijiugang railway runs through the Company’s mining area to Rizhao Port, the major port used by the Company. Alternatively, the Company uses the Beijing—Shanghai railway to access Qingdao and Lianyungang ports.

Of the Company’s net sales of coal products in 2000, 2001 and 2002, 54.6%, 54.5% and 64.7%, respectively, were derived from sales of products transported by rail (excluding products sold to the Zouxian Electric Power Plant, which were transported entirely via the Company’s railway system). Of the products transported by rail in 2000, 2001 and 2002, 82.9%, 80.6% and 81.8%, respectively, were further transported by sea. During such periods, approximately 58.0% of the Company’s coal products shipped by sea were through Rizhao port.

Products transported by road accounted for 17.8%, 30.7% and 20.5%, respectively, of the Company’s net sales in 2000, 2001 and 2002. Pursuant to the Materials and Services Supply Agreement, the Company may use trucks owned by the Parent Company. Of the products transported by road, in 2000, 2001 and 2002, 4.6%, 4.0% and 8.8%, respectively, were further transported by barges traveling along the Beijing—Hangzhou Grand Canal, which runs through Beijing, Hebei Province, Shandong Province, Jiangsu Province and Zhejiang Province. In addition, the Company also employed trucks as a supplement to the railway transportation. The main routes for truck transportation are between each of the Company’s mines and Rizhao port.

Transportation costs in 2002 increased 4.3% from those in 2001 principally due to increases in the sales of the Company’s coal products.

Production Processes

The Company’s mining operations involve four main processes: tunneling, extracting, conveying and coal preparation. The tunneling process is necessary for the creation of conveying and underground roadways and longwall work-faces. A majority of the Company’s tunneling is conducted by high-powered heading machines where conditions permit tunnels to be driven within the coal seam. When the geological conditions do not permit the use of heading machines, the Company uses explosives to create tunnels. All the coal produced from these tunnels is sent to the Company’s underground storage bunkers to be stored together with the coal extracted from the longwall coal faces. The rock produced from the development roadways is segregated and wound out of the mine separately.

The extracting process is conducted by a standard, fully mechanized longwall system, which includes a coal-cutting machine that cuts and transports the coal away from the longwall work-faces. When the thickness of the coal seams is less than 3.5 meters, the Company uses a shearer with rotating drums to extract coal from the face of the longwall work-face. When the coal seams are thicker than 3.5 meters, the Company uses the caving method, which collects the coal from the caved areas behind the hydraulic roof supports. Coal is then transported away from the longwall work-faces by a conveyor located at the rear of the roof supports. The hydraulic roof supports provide continuous support and cover along the length of the face and also facilitate the advance of the face conveyor through operating horizontal hydraulic rams positioned in the base of each support. These longwall hydraulic roof supports are manufactured in China.

The Company uses pan conveyors for the coal-face haulage and belt conveyors to transport the coal to the base of the main coal shaft. The shaft hoist system the Company uses at most of the Company’s mines is imported. Run of mine coal is conveyed from the coal shaft either to the ground storage or to the respective coal preparation plant via an overland conveyor system. In addition to the main coal shaft, each mine also has a service shaft, which is used to lower and elevate equipment and workers into and out of the mines. There are roadway and railway systems that provide underground transportation for workers and equipment.

After the raw coal is brought to the ground, it undergoes a simple selection process to separate coal from rocks and other impurities. A portion of such selected coal is directly sold to customers and the remainder is processed by the Company’s coal preparation plants for further purification and classification. Each of the Company’s six mines has a coal preparation plant. In general, the coal-washing processes conducted by the Company’s coal preparation plants comprise a water bed washing and separation process by jig machines, a sink-and-float separation process and a final floating separation process. With the exception of the machinery in the Xinglongzhuang coal preparation plant, all machinery used in the Company’s coal preparation plants is manufactured in the PRC. Most of the machinery and equipment used in the Company’s coal preparation plants is automated, which enables the Company’s personnel to exercise precise control over the ash content and grades of the coal products. The aggregate recovery rate of the Company’s coal preparation plants was 90.8%, 91.6% and 89.9% in 2000, 2001 and 2002, respectively.

Maintenance

Coal Production

The maintenance of the Company’s production facilities follows a scheduled maintenance program, which comprises daily, monthly and annual inspections and maintenance and major overhauls. Each of the Company’s mines has a maintenance team responsible for day-to-day maintenance and repair, and the Company retains the Parent Company to conduct major overhauls and maintenance work. In addition, the Company maintains ongoing relationships with the manufacturers of its equipment and machinery and, if necessary, the Company may retain such manufacturers to conduct repair or maintenance work.

Mining machinery and equipment of each coal mine of the Company is operated on a three-shift, six-hour-per-shift basis, with the remaining six hours being daily maintenance time. For one or two days in every month, each coal mine of the Company stops production and conducts detailed maintenance of all machinery and equipment. In addition, the Company maintains sufficient sets of integrated extracting machinery for rotation so that, after the extracting work at a work-face is completed, the Company can retire the set of comprehensive extracting machinery used in such work-face for detailed maintenance and use a different set of comprehensive extracting machinery for the next work-face in order to assure that production is uninterrupted.

Each of the Company’s mines has designated personnel whose principal responsibility is the maintenance of the Company’s mines, including the shafts, ventilation systems, wiring systems, power generators, underground roadway and rail track, and the structure of the mines. The Company has installed surveillance systems in its mines to monitor mining conditions.

Railway Assets

The main machinery, equipment and facilities utilized in the Company’s railway operation include steam and diesel locomotive, railcars, telecommunication cables and equipment, railways and bridges. For principal transportation equipment, such as steam and diesel locomotives and railcars, the Company conducts regular inspections on a monthly basis and major overhauls every three and six years. For other machinery and equipment, the Company conducts regular inspections every one to five years and major overhauls every eight to fifteen years. Regular inspections are usually conducted by the employees who operate the relevant machinery and equipment. Major overhauls are conducted by the Company’s professional maintenance team.

Materials, Water and Energy Supply

The Company purchases certain materials to conduct its coal mining and processing operations, consisting principally of: (i) steel for support of the work-faces and underground tunnels, and (ii) cement for the underground tunnels and ground structures. The Company sources its steel principally from Shanghai Baoshan Iron & Steel Company and Maanshan Iron & Steel Company. The Company sources its cement principally from the Parent Company pursuant to the Materials and Services Supply Agreement. The Company believes that it has established stable cooperative relationships with its suppliers, which enable the Company to obtain a reliable supply of most of the materials required in its production process. The Company believes that many alternative suppliers exist for most of the materials it purchases, and, therefore, it does not foresee any difficulty in obtaining an adequate supply of these materials. The Company maintains a materials storage area, which can keep an inventory of supporting material sufficient to support approximately three months of its production.

In 2000, 2001 and 2002, 4.1%, 3.0% and 2.6%, respectively, of the Company’s total cost of sales were attributable to purchases from its largest supplier. In 2000, 2001 and 2002, 11.7%, 11.0% and 10.8%, respectively, of the Company’s total cost of sales were attributable to purchases from its five largest suppliers.

Electricity is the Company’s main source of energy. The total costs of electricity amounted to RMB185.8 million, RMB218.6 million and RMB285.1 million (inclusive of the electricity power used in Railway Assets) in 2000, 2001 and 2002, respectively. The Company purchases electricity from the Shandong power grid. The Company has not experienced any material disruption in electricity supply in recent years.

The main source of the Company’s water is underground water. Each of the Company’s mines has obtained a license to use underground water. The Company has not experienced any material disruption in water supply in recent years.

Quality Control

Coal Production

The Company has implemented a quality assurance program pursuant to which the Company exercises strict quality control throughout the production and transportation processes. Utilizing advanced processing technology and management techniques, the Company’s coal preparation plants are able to separate both metal impurities, such as blasting caps, and non-metal impurities, such as scraps of wood and plastic, from the coal. The Company’s sales and marketing department has a quality inspection division which conducts random inspections of the Company’s coal and provides the information collected from the inspections to the Company’s production units and management to facilitate quality improvement. The responsibility is to assure the quality of the Company’s products throughout the transportation process.

The Predecessor received various awards for its product quality. Nantun, Xinglongzhuang, Baodian, Dongtan, Jining II and Jining III have all obtained ISO 9002 quality recognition and ISO 14000 environmental management recognition. Each of the Company and the coal mines of the Company was accredited with ISO 9002 since December 31, 2002.

Railway Assets

The Company endeavors to ensure that the quality of its Railway Assets is consistent with the quality of its coal production. In addition to the persistent quality control work, the Company’s Railway Assets have obtained ISO 9001 quality accreditation and ISO 14000 environmental management recognition.

Safety Control

The Company has implemented a safety control program based on its specific requirements and in compliance with the Coal Law, the National Mining Safety Law and safety regulations promulgated by relevant governing authorities. The safety records of an administrative or production division of the Company directly affect the compensation levels of the officers and managers of such division. Each of the Company’s mines has a safety inspection unit which is responsible for the supervision and inspection of the Company’s mining activities. The Company also uses the Parent Company’s safety training center to provide systematic training to its personnel. The Company provides rewards to employees who report potential unsafe conditions to the Company so as to prevent potential accidents.

As a result of the Company’s safety control program, the Company has been able to maintain a good safety record. The Company has not encountered any gas explosions in any of its mines. The workers’ fatality rate for the Company’s mines was 0.17 persons per million tons of raw coal produced in 2001, and decreased to 0.13 persons per million tons of raw coal produced in 2002. In the first five months of 2003, none of the Company’s workers perished in any mine accident. These rates are substantially lower than the average rate for coal mines in the PRC.

Environmental Protection

The Company is subject to PRC environmental protection laws and regulations which currently impose fees for the discharge of waste substances, require the payment of fines for serious pollution and provide for the discretion of the PRC Government to close any facility which fails to comply with orders requiring it to cease or cure operations causing environmental damage. The Company believes all of its facilities are in compliance with the requirements of the relevant environmental protection laws and regulations.

Each of the Company’s mines has an underground water processing station. In the aggregate, the Company can process 18.7 million tons of underground water each year. Such underground water, after processing, is used for production, coal washing and landscape maintenance. The Company also has eight waste water treatment plants, which have an aggregate annual waste water treatment capacity of 30.4 million tons. The rocks produced during the Company’s production are mainly used for landfill and to produce cement.

In the years ended December 31, 2000 and 2001, expenditures relating to the Company’s environmental protection activities amounted to approximately RMB3.5 million in each year. In 2002, the Company spent RMB4.8 million for environmental protection. These expenses were consisted principally of capital expenditures, equipment operating expenses and discharge fees paid to the PRC Government. The Company spends approximately RMB0.3 million each year in environmental protection activities in relation to the Company’s railway operations.

Insurance

In accordance with what the Company believes is the customary practice for PRC coal mining entities, the Company does not currently maintain fire, casualty or other property insurance covering its properties, equipment or inventory other than with respect to vehicles. In addition, the Company does not maintain any business interruption insurance or any third party liability insurance to cover claims in respect of personal injury, property or environmental damage arising from accidents on the Company’s properties or relating to the Company’s operations, other than third party liability insurance with respect to vehicles. The Company does not maintain any insurance policy to cover its Railway Assets or the operation of the Railway Assets.

Competition

Coal Production

The Company principally competes in two markets: the PRC domestic market and the East Asian export market. The PRC domestic coal market is characterized by a very large number of coal suppliers, with no individual dominant nationwide supplier. The five largest PRC coal producers, including the Company, accounted for only 16.0%, of the country’s total 2002 production. The domestic coal market is segmented principally by: (i) location, given the significant costs associated with coal transport, and (ii) coal quality, which includes ash and sulphur levels, calorific value and degree of washing. The Company competes principally on the basis of price, coal quality, availability and costs of transportation, reliability of delivery and payment terms.

The Company views as its principal domestic competitors a number of coal mines located in Shanxi Province and Inner Mongolia Autonomous Region. Certain of the Company’s competitors from these regions have substantial reserves and enjoy better mining conditions, the latter of which explains the relatively lower mining cost. However, these competitors encounter high transportation cost as they are farer away from the end customers located in Easter China. In addition to coal mines located in Shanxi Province and Inner Mongolia Autonomous Region, the Company also competes to a certain extent with local mines located in proximity to its customers.

The following table sets out selected major coal mines with significant sales in Eastern China, their 2002 production and principal seaports:

	Provinces	2002 Production(1)	Principal Seaport
		(‘000 Tons)
Shenhua Group	Shaanxi	77,330	Huanghua
Shanxi Coking Coal Group	Shanxi	40,170	Qinhuangdao
Datong Coalmine Group	Shanxi	40,080	Qinhuangdao
The Company	Shandong	38,430	Rizhao
Huainan Mining Group	Anhuei	23,350	Lianyungang
Found Kailuan (Group)
Limited Liability Company	Hebei	22,000	Qinhuangdao

(l)	Sourced from the China Research Institute of Coal Information.

Coal mining companies generally have long-term, established relationships with their customers, particularly in the case of electric power plants. PRC electric power plants typically specify their future coal suppliers in their feasibility study, with their power generation equipment usually designed based on the type and quality of coal sourced from a particular supplier. A change in coal suppliers may necessitate the power plant concerned making additional expenditures to modify its power generation equipment, thereby raising the costs associated with a change in suppliers.

The Company exports coal to several countries in East Asia, including Japan and Korea. These countries are generally characterized by high energy consumption levels and limited coal reserves, creating a significant demand for imported coal. With respect to export sales, the Company competes with certain major overseas coal mining companies, most of which are located in Australia.

Railway Operation

The Company’s Railway Assets are connected to major national railway system and to the Zhouxian Electric Power Plant, the Company’s largest customer, to provide railway transportation services for the Company and the Parent Company. The railway transportation services provided by the Company are therefore within a close area and on an exclusive basis. All coal products transported by rail within the area where the Company’s Railway Assets are covered have to utilize the Company’s railway transportation services. As such, the Company believes that it does not encounter any material competition for providing the railway transportation services with any other railway operators. However, the Company may compete with other surface transportation services.

Coal Demands and China’s WTO Entry

In 2001, the Chinese Government strengthened its measures to shut down small coal mines. From 1998 to the end of 2002, 61,100 small coal mines throughout China were shut down. This led to the rise of coal price and increase of coal import volume in areas such as East and South China. To alleviate the shortage of coal supply in these areas, the Chinese Government had approved 10,500 small coal mines with annual production capacity of 100 million tones to resume production at the end of 2001. The Chinese government estimated GDP growth for the country will be 7% or higher. The steady and continuous growth in China’s economy, coupled with an increase in coal consumption in electricity power generation, construction and metallurgical industries are expected to increase the domestic demand for coal over that of 2002. On the basis of shutting down small coal mines in the past few years, the Chinese Government will strictly regulate the production permits and production safety of small coal mines. Small coal mines will be closed for safety concerns. Coal production and operation will be further regulated and increases of coal supply will be controlled. Total domestic supply of coal in 2003 will remain as 2002. The demand and supply of coal in the domestic coal market will be in equilibrium and with a stable price.

Current Asian coal prices are relatively low. Significant decreases in coal prices in the past few years have led to the withdrawal of certain American, Australian and African thermal coal suppliers from the Asian market. Recent increases in demand for coal coupled with the rise of oil prices have both benefited the Company. Due to the increase in sea freight cost, the overall costs for Japanese customers to procure Australian coal suppliers’ product increase accordingly. The Company believes that its export average coal price in 2003 will be slightly lower than that of 2002

China has become the 143rd member state of the World Trade Organization in December 2001. Upon China’s entry to the WTO, the Company may have more opportunities to participate in international market competition, increase export volume and generate revenues by leveraging its advanced mining technology, experienced management and service and high quality products. Because of its advantageous location and lower production costs, the Company also believes that it is capable of competing with foreign coal suppliers which are likely to enter the Chinese market after China becomes a member of the WTO.

C. Organizational Structure

The organizational structure of the Company can be understood by the diagram below:

D. Property, plants and equipment

Real Property and Leasehold Property

The Company’s corporate headquarters and production and ancillary facilities occupy an area of 683,478 square meters in Shandong Province, of which 88,090 square meters are for Railway Assets. The total gross floor area of the Company’s production and other facilities is 595,388 square meters. The Company has freely transferable land use rights for a term of 50 years commencing from the respective dates when it acquired such land use rights.

In connection with the Company’s initial public offering completed in April, 1998, an independent valuer valued the real property interests of the Company at RMB2,098 million, and the machinery and equipment of the Company (including the machinery and equipment of Jining II which was valued in anticipation of the subsequent acquisition) at RMB2,475 million, both as of December 31, 1997. Subsequent to the Company’s acquisition of Jining III and the Railway Assets, the Company’s real properties and the machinery and equipment were valued at RMB8,277 million in total as at December 31, 2002.

Coal Mines and Production Facilities

The six coal mines currently operated by the Company are all located in the southwestern part of Shandong Province. All of these mines are connected by the Company’s railway network, which provides access to the Company’s customers either directly or through the PRC national railway or highway system. The locations of these coal mines and the connection of railway system are shown on the map below:

SHANDONG PROVINCE
Jinan
The Company
Qingdao
Rizhao
N
0 1 2 3 4 5
Km.
To Jinan and Qingdao
Beijing-Shanghai Railway
Yanzhou
Yanzhou-Xinxiang Railway
Yanzhou-Shijiugang Railway
To Rizhao
XINGLONGZHUANG
DONGTAN
BAODIAN
Zoucheng
Jining City
JINING II
NANTUN
To Shanghai and Lianyungang
Zouxian Plant
JINING III
KEY
Jining Coalfield
Jining II
Jining III
Yanzhou Coalfield
Nantun
Baodian
Xinglongzhuang
Dongtan
Railway
Parent Company's Railway Network
City
Mine location
Mine boundary

The Company’s six mines are all underground mines.

The following table sets out detailed information for each of the Company’s mines:

	Nantun	Xinglong- Zhuang	Baodian	Dongtan	Jining II		Jining III		Total
Background data:
Start of construction	1966	1975	1977	1979	1989		1993		N/A
Start of commercial production	1973	1981	1986	1989	1997		2000		N/A
Coalfield area (square kilometers)	47.1	54.0	37.5	60.0	90.0		110.0		398.6

Reserve data: (millions tons as of December 31, 2002)
Total in-place proven and probable reserves(1)	145.9	380.8	331.4	513.0	444.8		277.30		2,093.3
Proven and probable reserves recoverable by longwall mining methods(2)	41.3	122.0	98.1	130.6	179.7		115.3		687.0
Depth of mine (meters underground)	397.0	399.2	474.7	710.0	593.0		602.4		N/A
Average thickness of main coal seam (meters)	8.46	8.29	8.81	8.41	6.78		5.04		N/A

Production data: (million tons)
Designed raw coal production capacity	2.4	3.0	3.0	4.0	4.0		5.0		21.4
Designed coal preparation input capacity	1.8	3.0	3.0	4.0	3.0		5.0		19.8
Raw coal production
1994	2.9	3.9	3.3	3.5	—		—		13.6
1995	3.6	3.8	3.6	3.8	0.2	(2)	—		15.0
1996	4.0	4.0	4.1	4.9	0.4	(2)	—		17.4
1997	3.9	4.1	4.0	4.9	0.8	(2)	—		17.7
1998	4.2	5.0	4.3	5.4	1.8		—		20.7
1999	4.0	6.1	4.7	6.1	3.2		—		24.1
2000	4.5	6.2	5.3	6.7	4.8		1.0	(2)	28.5
2001	4.9	6.6	6.2	7.1	4.1		5.1		34.0
2002	3.7	7.1	6.4	8.1	5.2		8.0		38.4
Cumulative raw coal production as of December 31, 2002	72.6	80.0	50.5	57.9	20.5		14.1		295.5

(1)	With respect to Nantun, XinglongZhuang, Baodian, Dongtan and Jining II and Jining III, the reserve data including (i) total in-place proven and probable reserves, (ii) proven and probable reserves recoverable by longwall mining methods, (iii) depth of mine and (iv) average thickness of main coal seam, is based on the relevant information from Report of Independent Mining Consultants, after deduction of actual production volume up to December 31, 2002. The Report of the Independent Mining Consultants were prepared by International Mining Consultants Limited Nottinghamshire, United Kingdom (“IMC”) on February 16, 1998. IMC and its associated companies in the USA, UK, Canada and Australia provide consultancy and other services in the field of energy, natural resource exploration and development. Excerpts of the Report of Independent Mining Consultants have been submitted to the Securities and Exchange Commission as an appendix to the Form F-1 in March 1998 and is incorporated into this Form 20-F by reference.

(2)	produced during trial production period.

Nantun Mine. Nantun is located in the south of Yanzhou coalfield. Nantun began its commercial production in 1973 with original designed annual output of 1.5 million tons of coal. In 1993, the designed annual output for Nantun was increased to 2.4 million tons after the completion of a renovation project. The main coal seam of Nantun is divided into two leaves. The thickness of the upper leaf averages 5.35 meters and the thickness of the lower leaf averages 3.21 meters. As of December 31, 2002, the total in-place proven and probable reserves in the main coal seam were estimated to be approximately 145.9 million tons, of which approximately 41.3 million tons were estimated to be recoverable by the Company’s longwall mining methods. The Company generally uses the longwall caving mining method to extract coal from the upper layer of the coal seam and uses mechanized longwall faces to mine the lower layer of the coal seam. Currently, Nantun produces coal from a single face, the coal production was 3.7 million tons in 2002, which was the highest in the PRC in terms of annual production by a single production team.

The Nantun coal preparation plant produces mainly No. 2 Clean Coal/Thermal Coal and employs only jig machines. Most equipment used in the Nantun coal preparation plant was manufactured in the PRC.

Xinglongzhuang Mine. Xinglongzhuang is located in the north of the Yanzhou coalfield. The main coal seam of Xinglongzhuang is concentrated in one leaf with an average thickness of 8.29 meters. As of December 31, 2002, the total in-place proven and probable reserves in the main coal seam were estimated to be approximately 380.8 million tons, of which approximately 122.0 million tons were estimated to be recoverable by the Company’s longwall mining methods. The Company principally uses the longwall caving mining method to mine Xinglongzhuang. Currently, Xinglongzhuang operates two longwall faces, including one which was among the highest in terms of annual production in the PRC in the years between 1995 and 2002.

The Xinglongzhuang coal preparation plant produces mainly No. 1 and No. 2 Clean Coal/Thermal Coal. The Xinglongzhuang coal preparation plant’s principal equipment, including the jig machines, sink-and-float separation machines and floating separation machines, was imported.

Baodian Mine. Baodian is located in the middle west of the Yanzhou coalfield. Certain sections of the main coal seam of Baodian are concentrated in one leaf, with an average thickness of 8.81 meters, and the remaining sections are divided into two leaves with average thickness of 5.74 meters for the upper leaf and 3.38 meters for the lower leaf. The Company generally uses the longwall caving mining method to extract coal from the concentrated layer and the upper leaf of the divided sections of the main coal seam. As of December 31, 2002, the total in-place proven and probable reserves in the main coal seam were estimated to be approximately 331.4 million tons, of which approximately 98.1 million tons were estimated to be recoverable by the Company’s longwall mining methods. Currently, Baodian operates two longwall faces, including one which was among the highest in terms of annual production in the PRC from 1995 to 2002.

The original design of the Baodian coal preparation plant was identical to that of the Nantun coal preparation plant. Subsequently, the Company remodeled the jig machines and added a number of sink-and-float machines and floating separation machines in the Baodian coal preparation plant. Most equipment used in the Baodian coal preparation plant was manufactured in the PRC. The principal product of the Baodian coal preparation plant is No. 2 Clean Coal/Thermal Coal.

Dongtan Mine. Dongtan is located in the middle east of the Yanzhou coalfield. Certain sections of the main coal seam of Dongtan are concentrated in one leaf, with an average thickness of 8.41 meters, and the remaining sections are divided into two leaves, with average thickness of 5.38 meters for the upper leaf and 3.22 meters for the lower leaf. The Company generally uses the longwall caving mining method to extract coal from the concentrated leaf and the upper leaf of the divided sections of the main coal seam. As of December 31, 2002, the total in-place proven and probable reserves in the main coal seam were estimated to be approximately 513.0 million tons, of which approximately 130.6 million tons were estimated to be recoverable by the Company’s longwall mining methods. Currently, Dongtan operates two longwall faces, including one which was among the highest in terms of annual production in the PRC from 1995 to 2002.

Most equipment used in the Dongtan coal preparation plant, including the jig machines, the sink-and-float separation machines and the floating separation machines, was manufactured in the PRC. The principal product of the Dongtan coal preparation plant is No. 2 Clean coal/Thermal coal.

Jining II. Jining II is located in the north of the Jining coalfield, the quality of coal reserves of which is similar to that in the Yanzhou coalfield.

Certain sections of the main coal seam of Jining II are concentrated in one leaf, with an average thickness of 6.78 meters, and the remaining sections are divided into two leaves, with an average thickness of 2.1 meters for the upper leaf and an average thickness of 4.68 meters for the lower leaf. The Company uses mainly longwall mining methods at Jining II. As of December 31, 2002, the total in-place proven and probable reserves in the main coal seam were estimated to be approximately 444.8 million tons, of which approximately 179.7 million tons were estimated to be recoverable by the Company’s longwall mining methods.

Jining III. Jining III is located in the south of the Jining coalfield and covers an area of 110.0 square kilometers. Jining III commenced commercial production on December 28, 2000, having a designed annual raw coal production capacity of five million tons. As of December 31, 2002, the total in-place proven and probable reserves of Jining III were estimated to be 181.6 million tons, of which approximately 100.6 million tons were estimated to be recoverable by the Company’s longwall mining methods. The average thickness of the main coal seam of Jining III is 6.2 meters.

Railway Assets

In 2002, the Company acquired from the Parent Company the Railway Assets which provide railway transportation services to the Company and others. Currently, the Railway Assets principally comprise of 17 locomotives, 451 railway cars, and special purpose coal transportation railway tracks of approximately 184 kilometers in length, which link most of the coal mines and production units of both the Company and the Parent Company and the Zouxian Electric Power Plant. Currently, the Company’s Railway Department employs approximately 3,250 employees. The Railway Assets connect to two of the major national railways, namely the Beijing-Shanghai Railway and Yanzhou-Shijiugang Railway.

After the acquisition, the Company and the Parent Company entered into a supplemental agreement which amended the Materials and Services Supply Agreement dated October 17, 1997, which provided that the Parent Company would provide the Company with railway transportation services. According to the supplemental agreement, (i) the Parent Company and/or its subsidiaries no longer provide railway transportation services to the Company; and (ii) the Company will provide the Parent Company and/or its subsidiaries railway transportation services.

Construction of Jining Sihe Coal Port

The Company’s board of directors held a meeting on April 11, 2003, at which a resolution has been passed to approve the opening of a canal route connecting Jining III coal mine to the Jinghang Grand Canal by the construction of the Jining Sihe Coal Port which is adjacent to Jining III coal mine. The approved capital expenditure for the project was approximately RMB250 million and are expected to be incurred in 2003.

The handling capacity of the Jining Sihe Coal Port is expected to be 5 million tons per year. Its construction consists of two phases. The first phase of this project will mainly include a dock with loading capacity of 1,000 tons and a coal stockpile of 180 thousand tons. Its handling capacity is expected to be 3 million tons per year. It is expected that construction of the first phase of the Jining Sihe Coal Port will commence in April 2003 and will complete in December 2003. Depending on the operation of the first phase of the Jining Sihe Coal Port the Company may carry out feasibility study on, and the construction of the second phase of the project.

The Company will use its internal resources to construct the Jining Sihe Coal Port.

The Jining Sihe Coal Port will create the shortest water transportation route from the Company to the customers along the Jinghang Grand Canal and the Yangtze River, and will provide the following benefits to the Company: (i) improve its business operation system and increase the capacity of its coal transportation; (ii) further enhances and develops the Company’s coal market along the Jinghang Grand Canal and the Yangtze River; (iii) the cost of coal transportation via the Jinghang Grand Canal is lower than railway transportation and seaport transportation and will increase the profitability of the Company; and (iv) when the transportation capacity of the Jining Sihe Coal Port reaches its full capacity, it could also provide river transportation service to third parties, creating additional income for the Company.

Juye Coalfield

The Juye coalfield is located at the southwest corner of Shandong Province, in an adjacent area between Hezhe City and Jining City and approximately 100 kilometers away from the west end of the Company’s coalfields. The Juye coalfield is approximately 80 kilometers from north to south and from 15 to 30 kilometers from east to west. The south-central part of the Juye coalfield is traversed by the Yanzhou-Xingxiang railway, which connects to the Beijing-Shanghai railway approximately 100 kilometers to the east, and to the Beijing-Kowloon railway approximately 30 kilometers to the west. Based on investigation by geological experts, the main coal seam of the Juye coalfield has a thickness of 3.8 meters, an in-seam ash content ranging from 9% to 24% and a sulphur content ranging from 0.4% to 0.9%.

It is anticipated that several new coal mines will be constructed at Juye coalfield. Initiation of construction, including geological and reserve studies and other construction preparation, will be subject to the competent governmental authorities’ approval. The Parent Company has submitted the application for coalfield construction to the relevant authorities in Shandong Provincial Government but has not received any response to date.

According to the agreement between the Company and the Parent Company on October 17, 1997, the Parent Company shall notify the Company if it intends to operate any coal mine business by means of purchases and sales, mergers, acquisitions, development, construction or others if the operation will compete or is likely to compete with the Company. As a result, if the Parent Company is to commence operation of the Juye coalfield in the future, it will first consult with the Company.

Mining Rights

The Parent Company and the Company have entered into a mining rights agreement dated October 17, 1997 (the “Mining Rights Agreement”) pursuant to which the Company has agreed to pay to the Parent Company an annual fee (the “Annual Fee”) of approximately RMB13.0 million as compensation for the Parent Company’s agreement to give up the mining rights associated with the Company’s mines (other than Jining III). The terms of the mining rights are 67 years for Baodian, 70 years for Dongtan, 45 years for Nantun, 80 years for Xinglongzhuang and 64 years for Jining II. All such terms commenced on October 14, 1997, the date on which the mining rights permits were issued. It has been agreed that the Annual Fee will be fixed for a period of 10 years (the “Initial Period”), after which the Annual Fee will be revised if new national legislation is passed in respect thereof. The Parent Company and the Company have also entered into a compensation agreement dated October 17, 1997 (the “Compensation Agreement”) whereby the Parent Company has agreed to compensate the Company in respect of any amounts in excess of the Annual Fee which the Company may, following the Initial Period, be required to pay as a result of any such new national legislation.

Pursuant to the Acquisition Agreement between the Parent Company and the Company, the consideration for mining right associated with Jining III of RMB132.5 million would be paid in ten equal installments without interest each year commencing from 2001. The Company has paid RMB26,496,000 for the mining right at the end of this report period.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the information set forth in the Financial Statements. The differences between IFRS and US GAAP, that would have had an impact on the equity and the net income of the Company as of December 31 , 2000, 2001 and 2002 are set forth in Note 43 to the Financial Statements.

A. Operating Results

The Company is engaged in the underground mining of prime quality, low-sulphur coal from its mines in Shandong Province for sale to electric power plants, metallurgical producers and other customers located principally in the economically developed eastern provinces in the PRC and for export to customers located in East Asia. The Company believes that it was the most profitable coal mining company in the PRC in 2002 and was the largest coal producer in Eastern China with a 2002 raw coal production of 38.4 million tons. The Company was also one of the largest coal exporters in the PRC in 2002. Coal sales have accounted for nearly all of the Company’s revenues before the Company’s acquisition of the Railway Assets in 2002. Domestic coal sales accounted for 58.1%, 53.3% and 56.0% of the Company’s net sales during 2000, 2001 and 2002, respectively, and export coal sales accounted for 41.9%, 46.7% and 44.0%, respectively, of the Company’s net sales for such periods. In 2002, the Railway Assets transported 27.0 million tons of coal.

Pursuant to the Restructuring, the Company assumed certain assets and liabilities from the Predecessor, including Nantun, Xinglongzhuang, Baodian and Dongtan, as well as certain other facilities necessary for the Company to carry out its business. As of January 1, 1998, the Company acquired Jining II from the Parent Company. On January 1, 2001, the Company acquired Jining III from the Parent Company.

Overview

In 2002, the Company produced 38.4 million tones of raw coal, representing a 13.0% increase over 2001 and sold 35.1 million tones of coal, representing a 12.9% increase over 2001, among which sales of export coal were 14.5 million tones, an increase of 14.2% over that of 2001. The Company’s total net revenue was RMB6,356.4 million and net income was RMB1,222.0 million in 2002, representing a 30.4% and 25.9% increase over 2001, respectively. The following table sets forth the Company’s sales and sales volumes classified according to its principal products:

	Historical Sales Data by Product Category

	2000			2001			2002
	Sales Volume	Net Sales	% of Total Net Sales	Sales Volume	Net Sales	% of Total Net Sales	Sales Volume	Net Sales	% of Total Net Sales
	(‘000 tons)	(RMB million)		(‘000 tons)	(RMB million)		(‘000 tons)	(RMB million)
Clean Coal
No. 1 Clean Coal	250	54.2	1.5	257.9	56.2	1.2	422.5	100.1	1.6
No. 2 Clean Coal	2,500.3	432.4	12	3,782.4	715.5	14.7	6,086.4	1,245.9	19.5
Domestic Sales	416.5	90.8	2.5	262.7	58.5	1.2	222.8	51.7	0.8
Export	2,083.8	341.6	9.5	3,519.7	657.0	13.5	5,863.6	1,194.2	18.8
Thermal Coal	9,289.4	1,364.2	37.9	11,838.4	2,053.7	42.1	12,369.0	2,300.0	36.1
Domestic Sales	1,288.6	196.8	5.5	2,692.5	434.5	8.9	3,766.3	694.3	10.9
Export	8,000.8	1,167.4	32.4	9,145.9	1,619.2	33.2	8,602.7	1,605.7	25.2
Subtotal	12,039.7	1,850.8	51.4	15,878.7	2,825.4	58.0	18,877.9	3,646.0	57.3
Domestic Sales	1,955.1	341.8	9.5	3,213.1	549.2	11.3	4,411.6	846.1	13.3
Export	10,084.6	1,509.0	41.9	1,2665.6	2,276.2	46.7	14,466.3	2,799.9	44.0
Screened Raw Coal	12,661.5	1,631.0	45.3	12,169.1	1,786.0	36.6	12,628.6	2,213.4	34.9
Mixed Coal and Others	1,814.0	117.9	3.3	2,987.6	264.6	5.4	3,541.5	354.5	5.6

Net Coal Sales	26,515.2	3,599.7	100.0	31,035.4	4,876.0	100.0	35,048.0	6,213.9	97.8

Net Railway Services Sales	—	—	—	—	—	—	—	142.5	2.2

Total	26,515.2	3,599.7	100.0	31,035.4	4,876.0	100.0	35,048.0	6,356.4	100.0

The following table set forth the Company’s principal operating expenses and such expenses expressed as percentages of total net sales:

	2000		2001		2002
		% of Total Net Revenue		% of Total Net Revenue		% of Total Net Revenue
	RMB		RMB		RMB
	(amounts in million)
Net revenue
Net sales of coal	3,599.7	100	4,876.0	100	6,213.9	97.8
Net income of railway transportation	—	—	—	—	142.5	2.2
Total net revenue	3,599.7	100	4,876.0	100	6,356.4	100.0
Cost of goods sold
Materials	484.3	13.5	643.7	13.2	752.5	11.8
Wages and employee benefits	419.1	11.6	572.2	11.7	687.0	10.8
Housing allowance	—	—	—	—	70.6	1.1
Electricity	185.8	5.2	218.6	4.5	278.4	4.4
Depreciation	487.6	13.5	784.5	16.1	813.8	12.8
Repairs and maintenance	174.7	4.9	276.8	5.7	346.3	5.4
Land subsidence	170.2	4.7	210.9	4.3	232.0	3.7
Mining right expenses	13.0	0.4	19.6	0.4	19.6	0.3
Other transportation fee	23.3	0.6	22.6	0.5	43.2	0.7
Other manufacturing costs	25.5	0.7	63.7	1.3	119.5	1.9
Total cost of goods sold	1,983.5	55.1	2,812.6	57.7	3,362.9	52.9

Selling, general and administration expenses	636.4	17.7	759.6	15.6	1,231.1	19.4

Total operating expenses	2,619.9	72.8	3,572.2	73.3	4,594.0	72.3

The discussion and analysis have been based upon financial statements prepared in accordance with the IFRS, which differs in certain respects from U.S. GAAP. For a further discussion on the differences between IFRS and U.S. GAAP, see Note 43 to the Company’s financial statements included elsewhere in this annual report.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Total net revenue increased by RMB1,480.4 million, or 30.4%, to RMB6,356.4 million in 2002 from RMB4,876.0 million in 2001. The net sales of coal increased by RMB1,337.9 million, or 27.4% to RMB6,213.9 million in 2002 from RMB4,876.0 million in 2001, mainly due to a 12.9% increase of the volume of coal sales and a 12.9% increase of average coal prices. Net income of the railway transportation service was RMB142.5 million.

Cost of goods sold and service increased by RMB550.3 million, or 19.6%, to RMB3,362.9 million in 2002 from RMB2,812.6 million of 2001. The cost of sales of coal products in 2002 increased RMB497.3 million, or 17.7%, from RMB2,812.6 million to RMB3,309.9 million, which was due to an increase in raw coal output, an increase in proportion of net sale of washed clean coal and an increase in wages, and the cost of services provided by the Railway Assets was RMB53.0 million. The unit cost of coal sold was RMB94.5 per ton, representing an increase of RMB3.9 per ton, or 4.3%, compared with RMB90.6 per ton in 2001. The main reasons for the increase in the unit cost of coal sold were as follows:

è	an adjustment in product mix by increasing the proportion of washed clean coal in sales volume, which led to an increase of unit cost of coal sold by around RMB3.3 per ton;

è	an increase in wages and employee benefits due to the increase of productivity, which resulted in an increase of unit cost by RMB2.9 per ton;

è	an investment of RMB40 million in the improvement of production safety in response to the government’s policy to emphasize the management and supervision of coal mine production safety, which resulted in an increase in unit cost by around RMB1.1 per ton;

è	an increase of raw coal output volume of Jining III coal mine by 2.92 million tons, which resulted in a decrease of unit cost of coal sold by around RMB0.96 per ton; and

è	the successful application of advanced technology and equipment and transforming roof support system and auxiliary transport system to improve productivity. The coal production increased, which led to a decrease of RMB2.4 per ton in the unit cost.

Sales, general and administration expenses were RMB1, 231.1 million in 2002, an increase of RMB471.5 million, or 62.1%, from RMB759.6 million compared with 2001, among which sales, general and administration expenses of the Railway Assets were RMB65.7 million. The main reasons were as follows

è	an increase in pension fund by RMB68.3 million;

è	an increase in wages of the management and employee benefits by RMB88.8 million;

è	an increase in wages surcharge by RMB40.7 million due to the introduction of supplementary medical insurance fund and an increase in wages;

è	an increase in provision for bad debts by RMB63.7 million;

è	an increase in mineral resources compensation by RMB42.5 million;

è	an increase in sales volume; and

è	an increase in the sales and marketing, general and administrative expenses in connection with the Railway Assets by RMB65.7 million.

The Company’s operating income increased by RMB444.4 million, or 31.3%, to RMB1,866.1 million in 2002 from RMB1,421.7 million in 2001.

Interest expenses increased by RMB56.4 million, or 91.7%, to RMB117.9 million in 2002 from RMB61.519 million in 2001. The increase was principally due to an increase in interest expenses for additional long-term loan for the acquisition of the Railway Assets.

Income before income taxes increased by RMB388.0 million, or 28.5%, to RMB1,748.2 million in 2002 from RMB1,360.2 million in 2001. Net income increased by RMB251.1 million, or 25.9%, to RMB1,222.0 million in 2002 from RMB970.9 million in 2001.

Total assets increased by RMB1,741.4 million, or 15.6%, to RMB12,924.0 million as at December 31, 2002 from RMB11,182.6 million as at December 31, 2001. This was principally due to the acquisition of the Railway Assets and the increase in assets due to the Company’s continued expansion of its production and operation activities. On the other hand, total liabilities increased by RMB804.0 million, or 37.9%, from RMB2,120.1 million as at December 31, 2001 to RMB2,924.1 million as at December 31, 2002. This was principally due to an increase in long-term loans incurred in connection with the payment for the acquisition of the Railway Assets.

Shareholders’ equity increased by RMB935.0 million, or 10.3%, from RMB9,060.0 million as at December 31, 2001 to RMB9,995.0 million as at December 31, 2002. This was principally attributed to the increase in profits arising from the Company’s production and operation activities.

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

The Company’s net sales increased by RMB1,276.3 million, or 35.5%, to RMB4,876 million in 2001 from RMB3,599.7 million in 2000. The increase in sales was principally due to a 17.0% increase in coal sales volume and a 15.7% increase in the average coal price out of which, an amount of RMB722.5 million was contributed by Jining III acquired as of January 1, 2001.

Cost of goods sold increased by RMB829.1 million, or 41.8% from RMB1,983.5 million in 2000 to RMB2,812.6 million in 2001. This was mainly due to the increase in raw coal output, the increased proportion of clean coal, the increase in wages and expenditure to improve auxiliary production systems and accessories of production facilities. In 2001, unit cost of goods sold of the Company was RMB90.6, representing an increase of RMB15.8 compared with that of last year. The main reasons are as followings:

è	the increased proportion of washed clean coal resulted in an increase of unit cost by around RMB4.0;

è	the increase in employees’ compensation in relation to the increase in the Company’s production and profitability resulted in an increase in unit cost by around RMB3.8;

è	Jining III had yet to achieve its economies of scale. Its unit cost of RMB99.7 in 2001 under the current production levels resulted in an increase of RMB3.9 in the Company’s unit cost; and

è	The Company invested RMB110 million to improve auxiliary transportation systems, accessories of production facilities and operation safety standard to ensure the sustainability of the production capacity increase, resulted in an increase in unit cost by around RMB3.5.

Selling, general and administrative expenses increased by RMB123.2 million, or 19.4%, to RMB759.6 million in 2001 from RMB636.4 million in 2000, mainly attributable to the increase in contribution to the retirement benefit scheme and distribution expenses.

The Company’s operating income increased by RMB324 million, or 33.1%, to RMB1,303.8 million in 2001 from RMB979.8 million in 2000, which is generally in line with the increase in net sales.

Interest expenses increased by RMB56.5 million, to RMB61.5 million from RMB5.0 million in 2000. This was principally due to the increase in accrued interest expenses for the unpaid installments for Jining III coal mine acquisition.

Other income increased by RMB57.0 million, or 93.6%, to RMB117.9 million in 2001 from RMB60.9 million in 2000, mainly attributable to the amortization of negative goodwill for the acquisition of Jining III and recovery of certain bad debts.

Income before income taxes increased by RMB324.5 million, or 31.3%, to RMB1,360.2 million in 2001 from RMB1,035.7 million in 2000. Net income increased by RMB222.5 million, or 29.7%, to RMB970.9 million in 2001 from RMB748.4 million in 2000. Net income increased by RMB222.5 million, or 29.7%, to RMB970.9 million in 2001 from RMB748.4 million in 2000.

Total assets increased by RMB3,078.9 million, or 38.0%, to RMB11,182.6 million as at December 31, 2001 from RMB8,103.7 million as at December 31, 2000. This was principally due to the increase in capital base, acquisition of Jining III coal mine and addition of property, plant and equipment to cope with the continued expansion, the assets increment arising from the Company’s operating activities.

Total liabilities of the Company increased by RMB886.0 million, or 71.8%, to RMB2,120.1 million as at December 31, 2001 from RMB1,234.1 million as at December 31, 2000. This was principally due to the deferred payments of RMB742.0 million representing the balance of the consideration due for the Jining III acquisition.

Shareholders’ equity increased by RMB2,190.4 million, or 31.9%, to RMB9,060.0 million as at December 31, 2001 from RMB6,869.6 million as at December 31, 2000. This is principally due to:

è	increase in the Company’s share capital by RMB270 million and capital reserve fund by RMB1,184.8 million, respectively, as a result of the new issues of A shares and H shares; and

è	net income of RMB970.9 million, partially offset by dividends of RMB235.3 million.

B. Liquidity

In 2002, the Company’s principal sources of capital were cash flow from operations and proceeds from bank loans. The Company’s principal uses of the capital included payments for operating expenses, the acquisition of Jining III coal mine and the Railway Assets and the purchase of property, plants, equipment and payments of shareholders’ dividend.

As at December 31, 2002, the balance of the Company’s accounts receivable and notes receivable was RMB802.9 million, an increase of RMB108.6 million, or 15.6% from RMB694.3 million as at December 31, 2001. The increase is principally due to the substantial increase of coal sales volume.

An analysis of the allowance for doubtful debts for bills and accounts receivables for 2000, 2001 and 2002 are as follows:

	2000	2001	2002
	RMB’000	RMB’000	RMB’000
Balance at January 1	87,517	87,044	57,864
Additional allowance charged to income	—	—	64,604
Direct write-off charged against allowance	(473)	—	(46,385)
Allowance written back to income	—	(29,180)	—

Balance at December 31	87,044	57,864	76,083

Inventories increased by RMB136.7 million, or 31.1%, to RMB576.6 million as at December 31, 2002 from RMB439.9 million as at December 31, 2001. This was principally due to: (i) an increases in total production and varieties of coal products, resulting in higher volume of total coal stocks; and (ii) an increase in sales volume transported through the Beijing – Hangzhou Grand Canal, resulting in higher volume of coal in transit.

Prepayment and other current assets reduced by RMB97.2 million or 11.4% to RMB756.0 million as at December 31, 2002, from RMB853.2 million as at December 31, 2001. The decrease was mainly due to the decrease in VAT export rebate receivable and provision for land subsidence costs.

The aggregate amount of accounts payable and notes payable decreased by RMB33.7 million, or 5.3%, to RMB602.7 million as at December 31, 2002 from RMB636.4 million as at December 31, 2001. Other accounts payable and provisions increased by RMB101.9 million, or 19.1%, to RMB634.8 million as at December 31, 2002 from RMB532.9 million as at December 31, 2001, principally due to the increase in provisions, other taxes payable, and employee benefits payable.

Long-term liabilities increased to RMB1,261.3 million as at December 31, 2002 from RMB72.5 million as at December 31, 2001. The increase was principally due to the increase in long-term bank loans of RMB1,200 million in connection with the payment for the acquisition of the Railway Assets.

The Loan bears interest at 6.21% per annum and is repayable in installments over a period of 7 years, the first repayment installment of which is due in August 2004.

The above loan is repayable as follows on December 31, 2002:

RMB’000
Within one year	—
More than one year, but not exceeding two years	200,000
More than two years, but not exceeding five years	600,000
Exceeding five years	400,000

1,200,000

The Company’s total capital expenditure was RMB3,314.7 million and RMB42,120.4 million in 2001 and 2002, respectively.

The Company’s board of directors held a meeting on April 11, 2003, at which a resolution has been passed to approve the opening of an inland river route connecting Jining III coal mine to the Jinghang Grand Canal by the construction of the Jining Sihe Coal Port which is adjacent to Jining III coal mine. The approved capital expenditure for the project was approximately RMB250 million.

The handling capacity of the Jining Sihe Coal Port is expected to be 5 million tons per year. Its construction consists of two phases. The first phase of this project will mainly include a dock with loading capacity of 1,000 tons and a coal stockpile of 180 thousand tons. Its handling capacity is expected to be 3 million tons per year. It is expected that construction of the first phase of the Jining Sihe Coal Port will commence in April 2003 and will complete in December 2003. Depending on the operation of the first phase of the Jining Sihe Coal Port the Company may carry out feasibility study on, and the construction of the second phase of the project.

As at December 31, 2002, the Company’s debt to equity ratio was 12.0%, which was calculated based on the total shareholder’s equity and amount of long term bank loans amounting to RMB9,995.0 million and RMB1,200.0 million, respectively.

Taking into account the cash in hand and existing abundant capital sources, the Company believes that it will have sufficient capital for its operational requirements

C. Critical Accounting Policies

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. On an on-going basis, the Company evaluates its estimates and judgments, including those related to impairment, inventories, income taxes, land subsidence, restoration, rehabilitation and environmental costs, and depreciation of mining structure. The Company bases its estimates and judgments on historical experience and on various other factors that the Company believes are reasonable. Actual results may differ from these estimates under different assumptions or conditions.

The following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company’s consolidated financial statements.

Impairment

At each balance sheet date, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognized as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized as income immediately.

Through December 31, 2002, the Company has not recorded an impairment charge for its assets.

Inventories

Inventories of coal are physically measured and are stated at the lower of cost and net realizable value. Cost, which comprises direct materials and, where applicable, direct labour and overheads that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average method. Net realizable value represents the estimated selling price less all further costs to completion and costs to be incurred in selling, marketing and distribution.

Inventories of auxiliary materials, spare parts and small tools expected to be used in production are stated at weighted average cost less provision, if necessary, for obsolescence.

Through December 31, 2002, the Company did not write down inventories for obsolescence, based upon assumptions about future demand and market conditions. These assumptions, although consistently applied, can have a significant impact on current and future operating results and financial position. The principal inventory of the Company is coal products. Costs of the coal product are significantly lower than its net realizable value, hence no relevant inventory obsolence risks exist.

Income taxes

The charge for income taxes is based on the results for the year after adjusting for items which are non-assessable or disallowed. Deferred taxation is recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement amounts and the tax bases of existing assets and liabilities.

Through December 31, 2002, the Company has recognized the deferred taxation for the tax consequence of temporary differences on the additional provision for land subsidence, restoration, rehabilitation and environmental costs as management believes that its realization is probable. A change in management’s belief resulting from anticipated levels of profitability would result in adjustment to the amount of deferred tax assets recognized and further impact earnings of the Company in the year this change occurs.

Land subsidence, restoration, rehabilitation and environmental costs

One consequence of coal mining is land subsidence caused by the resettlement of the land above the underground mining sites. Depending on the circumstances, the Company may relocate inhabitants from the land above the underground mining sites prior to mining those sites or the Company may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined. The Company may also be required to make payments for restoration, rehabilitation or environmental protection of the land after the underground sites have been mined.

An estimate of such costs is recognized in the period in which the obligation is identified and is charged as an expense in proportion to the coal extracted.

The Company makes certain assumptions to recognize such costs based on historical experience and current information. These assumptions, although consistently applied, can have a significant impact on current and future operating results and financial position.

Depreciation of mining structure

The mining structure includes the main and auxiliary mine shafts and underground tunnels. Depreciation is provided to write off the cost of the mining structure using the units of production method based on the estimated production volume for which the structure was designed. Production volumes over the lives of these assets which differ from management’s estimates will impact future operating results.

Recent Changes in Accounting Pronouncements

In July 2001, the United States Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” which requires that upon adoption, amortization of goodwill and other intangible assets with indefinite lives will cease and instead, the carrying value of these intangible assets will be evaluated for impairment on an annual basis. Identifiable intangible assets with definitive lives will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 142 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 142 during the year ended December 31, 2002 and it did not have a material effect in the Company’s financial statements.

In August 2001, the FASB issued SFAS No, 143, “Accounting for Asset Retirement Obligations” which is effective for financial statements issued for fiscal years beginning after June 15, 2002, This statement addresses the diverse accounting practices for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company adopted SFAS No. 143 on January 1, 2003 and it did not have a material effect in the Company’s financial statements.

In October 2002, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” which is effective for financial statements issued for fiscal years beginning after December 15, 2001. SFAS No. 144 applies to all long-lived assets (including discontinued operations) and it develops one accounting model for long-lived assets that are to be disposed of by sale. The Company adopted this standard during the year ended December 31, 2002 and it did not have a material effect in the Company’s financial statements.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”, to update, clarify, and simplify certain existing accounting pronouncements. Specifically, SFAS No. 145: (i) Rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, an amendment of APB Opinion 30, and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”, which amended SFAS No. 4, as these two standards required that all gains and losses from the extinguishment of debt be aggregate and, if material, classified as an extraordinary item. Consequently, such gains and losses will now be classified as extraordinary only if they meet the criteria for extraordinary treatment set forth in APB Opinion 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extra-ordinary, Unusual and Infrequently Occurring Events and Transactions; (ii) Rescinds SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”, an amendment of Chapter 5 of Accounting Research Bulletins No. 43 and an interpretation of APB Opinions 17 and 30, because the discrete event to which the Statement relates is no longer relevant; (iii) Amends SFAS No. 13, “Accounting for leases”, to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as such transactions; (iv) Makes certain technical corrections, which the FASB deemed to be non-substantive, to a number of existing accounting pronouncements. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 and No. 64 are effective for fiscal years beginning after May 15, 2002. The provisions related to the amendment of S FAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of SFAS No. 145 are effective for financial statements issued on or after May 15, 2002. For those provisions that become effective during the year ended December 31, 2002, there was no significant impact on the Company’s financial position and results of operations; for the remaining provision under SFAS No. 145, management is assessing, but has not yet determined, the impact such provisions will have, if any, on its financial position and results of operations.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Such costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 replaces the previous accounting guidance provided by the Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company is evaluating the impact of the adoption of this standard and has not yet determined the effect of the adoption on its financial position and results of operations.

In October 2002, the FASB issued SFAS No. 147, “Acquisitions of Certain Financial Institutions—an amendment of FASB statements No. 72 and 144 and FASB Interpretation No. 9”, which relates to the application of the purchase method of accounting, and is effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The provisions related to accounting for the impairment or disposal of certain long-term customers-relationship intangible assets are effective on October 1, 2002. Transition provisions for previously recognized unidentifiable intangible assets are effective on October 1, 2002, with earlier application permitted. On October 1, 2002, the Company adopted SFAS No. 147 and it did not have a material effect in the Company’s financial statements.

In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation Transition and Disclosure -- an amendment of FASB Statement No. 123”, which amends SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements of the effects of stock-based compensation. The transition guidance and annual disclosure provision of SFAS No. 148 are effective for fiscal years ended after December 15, 2002, with earlier application permitted in certain circumstances. The Company did not provide stock-based compensation to its employees and accordingly the adoption of this standard will not have a material effect in the Company’s financial statements.

In November 2002, the FASB issued Interpretation (“FIN”) No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods after December 15, 2002. The Company had no guarantees as of December 31, 2002. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31,2002. The Company is evaluating the impact of the adoption of the recognition and initial measurement requirements of FIN No. 45 but has not yet determined the effect of the adoption on its financial position and results of operations.

D. Research and development, patents and licenses, etc.

The Company has a team of specialized technicians which is responsible for research and development of new mining and processing technology. The Company’s expenditures for research and development were RMB24.3 million, RMB23.0 million and RMB30.7 million in the years ended December 31, 2000, 2001 and 2002, respectively, accounting for 0.7%, 0.5% and 0.5%, respectively, of the Company’s total net revenue for such periods. In addition to its own research and development program, the Company has also established long-term cooperative relationships with a number of research institutes such as the China Coal Science Research Institution and its branches, Coal Mine Design Institution, a number of coal machinery and equipment manufacturers and a number of educational institutions to conduct special research projects.

The Company’s research and development efforts have contributed to its increases in production in recent years. The Predecessor began to use the longwall caving mining method in 1992. Thereafter, the Company’s research and development personnel concentrated on modifying such method, taking into account the special geological conditions of the Company’s mines, in order to maximize the Company’s production. In addition, largely because of its research and development personnel’s efforts, the Company was able to:

è	increase the production efficiency by utilizing mining extracting equipment with improved technology;

è	extend the length of certain of its longwall work-faces to approximately 200 meters, thereby reducing the costs for tunneling and supports;

è	minimize the number of coal pillars required to support the mining areas to enable the extraction of a greater proportion of coal; and

è	improve the roof support and auxiliary transportation systems to reduce costs.

The Company is one of the world’s leading suppliers of coal products utilizing longwall extracting technology as the principal mining method. The longwall extracting technology is patented in the PRC and Australia. The Company believes the production costs of coal products can be reduced by utilizing the longwall extracting technology.

By utilizing an upgraded longwall extracting technology, the Company estimates that its annual production volume can reach 40.0 million by the end of 2003. Upgrade and improve the technologies of longwall mining methods is one of the Company’s principal business strategies. With regard to upgrading the longwall extracting technology, the Company focuses on the improvement of relevant technology and replacement of outdated equipment. The Company expects, through the effort of upgrading the technology, annual production volume of each workface can be increased from 300-400 tons to 400-700 tons.

E. Trend Information

In 2001, the Chinese Government strengthened its measures to shut down small coal mines. From 1998 to the end of 2002, 61,100 small coal mines throughout China were shut down, reducing annual coal production capacity by approximately 300 million tones. This led to the rise of coal price and increase of coal import volume in areas such as East and South China. To alleviate the shortage of coal supply in these areas, the Chinese Government had approved 10,500 small coal mines with annual production capacity of 100 million tones to resume production at the end of 2001. The Chinese government estimated GDP growth for the country will be 7% or higher. The steady and continuous growth in China’s economy, coupled with an increase in coal consumption in electricity power generation, construction and metallurgical industries are expected to increase the domestic demand for coal over that of 2002. On the basis of shutting down small coal mines in the past few years, the Chinese Government will strictly regulate the production permits and production safety of small coal mines. Small coal mines will be closed for safety concerns. Coal production and operation will be further regulated and increase of coal supply will be controlled. Total domestic supply of coal in 2003 is expected to remain as 2002. The demand and supply of coal in the domestic coal market is expected to in equilibrium and with a stable price.

Coal retain its position as the leading power energy source in the world due to its low cost and stable supply, with a 44% share of the global electricity generation. As the major coal importers, being Japan, South Korea and Taiwan, which make up 75% of total coal import volume in Asia, are expected to continue to increase their demand for power, the demand for thermal coal is expected to continue to increase. However, the Company expects to experience a decrease in thermal coal price in 2003 as compared with 2002 due to competition from international coal suppliers. There will be a slight downfall in coking coal price although there will be an increase in demand as compared to 2002. Due to increases in both demand for and price of coking coal, the semi-soft coking coal will enjoy an increase in demand and its price is expected to remain stable.

The Iraqi War and the OPEC oil policy will have little impact on the demand and supply of coal and coal prices in the near future. From October 1, 2003, the Japanese Government will impose import duties on thermal coal. Import duty on thermal coal will be Japanese ¥230 per ton. The Company believes that impact of the import duties on the Company’s export operation is limited.

The PRC government will continue to encourage coal exporters to increase their coal export volume. It is estimated that China’s coal export volume in 2003 will exceed 90 million tons.

The Company has so far signed sales contracts and letters of intent for 39.3 million tons of coal, which is 12.0% higher than the total sales volume in 2002, of which approximately 14 million tons are earmarked for export. It is predicted that the coal sales price of the Company in 2003 will be slightly lower than that of 2002. The domestic average coal sale price is expected to remain the same as 2001 while the export average coal price is expected to be slightly lower than that of 2002.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Director and Senior Management

The following table sets forth certain information concerning the Directors, executive officers and members of the board of supervisors of the Company (the “Board of Supervisors”). On April 22, 2002, new directors of the board and supervisors were elected to serve a three-year term, or until respective successors being elected. All Directors were elected upon establishment of the Company and will serve terms of three years or until the election of their respective successors.

Name	Age	Position at the Company	Share Ownership*

Directors
MO Liqi	58	Chairman of the Board of Directors	10,000
YANG Deyu	53	Vice Chairman and General Manager	10,000
GENG Jiahuai	52	Director	0
WANG Bangjun	58	Director	10,000
YU Xuezhi	58	Director and Deputy General Manager	0
YANG Jiachun	48	Director	10,000
WU Yuxiang	41	Director and Chief Finance Officer	10,000
DONG Yunging	47	Director	0

Independent Non-executive Directors
FAN Weitang	67	Director	0
CUI Jienmin	70	Director	0
WANG Xiaojun	48	Director	0

Board of Supervisors
MENG Xianchang	55	Chairman of Supervisory Committee	10,000
XIAO Shuzhang	59	Supervisor	10,000
ZHANG Shengdong	46	Supervisor	0
LIU Weixin	52	Supervisor	0
XU Bentai	44	Supervisor	0

Executive Officers
ZHANG Yinmin	49	Executive Deputy General Manager	0
WANG Xinkun	50	Deputy General Manager	0
TIAN Fengze	46	Deputy General Manager	0
CHEN Guangshui	37	Secretary of the Board of Directors	1,000
SHI Chengzhong	40	Deputy General Manager	0
NI Xinghua	46	Chief Engineer	0

*	Aggregate ownership less than 1% of the outstanding Shares.

Executive Directors

MO Liqi, aged 58, an engineering technique application researcher, is the Chairman of the Board of Directors of the Company and the Managing Vice-Chairman of the Board of Directors and the Party Committee Secretary of the Parent Company. Mr. Mo joined the Predecessor in 1970, successively became the Party Committee Deputy Secretary and Manager of Yanzhou Coal Infrastructure Company in 1983 and 1985, respectively, and became the Deputy Director of Yanzhou Mining Bureau in 1987. Mr. Mo became the Vice-Chairman of the Board of Directors and the Deputy General Manager of the Predecessor in 1996, and became the General Manager of the Predecessor in 1997. Mr. Mo became a director of the Company in 1997. He became the Chairman of the Board of Directors of the Company, the Managing Vice-Chairman of the Board of Directors and the Party Committee Secretary of the Parent Company in 2002. He graduated from Shandong Mining Institute.

YANG Deyu, aged 53, an engineering technique application researcher, is the Vice Chairman of the Board of Directors, the General Manager of the Company. Mr. Yang joined the Predecessor in 1968, became the Deputy Director of Yanzhou Mining Bureau in 1994 and became the Deputy General Manager and Director of the Safety and Supervision Bureau of the Predecessor in 1996. Mr. Yang become Executive Director and General Manager of the Company in 1997, and become the Vice Chairman of the Board of Directors and General Manager of the Company in 2002. He graduated from Shandong Mining Institute.

GENG Jiahuai, aged 52, an engineering technique application researcher, is a Director of the Company and General Manager, the Vice Chairman of the Board of Directors and the Party Committee Deputy Secretary of the

Parent Company. From 1985 to 2002, Mr. Geng acted as Director of the Safety and Supervision Bureau and the Deputy Director of Zibo Mining Bureau. Mr. Geng joined of the Parent Company in 2002, and became the General Manager the Vice Chairman of the Board of Directors and the Party Committee Deputy Secretary of the Parent Company in 2002. Mr. Geng became a Director of the Company in 2002. He graduated from Shandong Mining Institute.

WANG Bangjun, aged 58, an engineer, is a Director of the Company and the Vice-Chairman of the Board of Directors of the Parent Company. Mr. Wang joined the Predecessor in 1970, became an Deputy Manager and the Party Committee Deputy Secretary of Yanzhou Coal Infrastructure Company between 1983 and 1987, successively became the Deputy Director and a Party Committee Deputy Secretary of Yanzhou Mining Bureau between 1987 and 1996 and became the Vice-Chairman of the Board of Directors and a Party Committee Secretary of the Predecessor in 1996, and became a Director of the Company in 1997. Mr. Wang became the Vice-Chairman of the Board of Directors of the Parent Company in 2002. He graduated from Shandong Mining Institute.

YU Xuezhi, aged 58, an engineer, is a Director, Deputy General Manager of the Company, and the Party Committee Deputy Secretary of the Parent Company. Mr. Yu joined the Parent Company in 2000. Mr. Yu acted as the Chairman of the Labor Union and the Party Committee Deputy Secretary of Feicheng Mining Bureau, and became the Party Committee Secretary and the Vice Chairman of the Board of Directors of Feicheng Mining Group from 1993 to 2000. Mr. Yu became the Party Committee Deputy Secretary of the Parent Company in 2000, and became a Director, Deputy General Manager and the Party Committee Secretary of the Company in 2002. He graduated from Shandong Mining Institute.

YANG Jiachun, aged 48, a senior economist, is a Director of the Company and a Director of the Parent Company. Mr. Yang joined the Predecessor in 1988 and became a Director of the Company in 1997. Mr. Yang became the executive director of the Parent Company in 1999, and became a director of the Parent Company in 2002. He graduated from Yunnan Education University.

WU Yuxiang, aged 41, a senior accountant, is a Director and the Chief Financial Officer of the Company. Mr. Wu joined the Predecessor in 1981 and became the Chief Accountant of the Finance Department of the Predecessor in 1996. Mr. Wu became the Manager of the Finance Department of the Company in 1997, and became a Director and the Chief Financial Officer of the Company in 2002. He graduated from Shandong Television University.

DONG Yunqing, aged 47, a senior engineer, is a Director and the Chairman of Labor Union of the Company, and is the Vice Chairman of Labor Union of the Parent Company. Mr. Dong joined the Predecessor in 1981, became the Vice Chairman of Labor Union of the Parent Company in 2001. Mr. Dong became a Director and the Chairman of Labor Union of the Company in 2002. He graduated from Shandong Mining Institute.

Independent Non-executive Directors

FAN Weitang, aged 67, a member of the China Engineering Academy, is an Independent Non-executive Director of the Company. Mr. Fan is the chairman of the China Coal Industry Association, the chairman of the China Science and Engineering Association and the vice director of the China Energy Research Association. Mr. Fan had served as the deputy director of the Ministry of Coal Industry, a member of the presidium of the China Engineering Academy, Head of the Energy and Mining Engineering Department and a Committee Member of the 8th and 9th Chinese People’s Political Consultative Conference. He graduated from Beijing Steel Institution and was granted an associate doctorate in Technology and Science by Moscow Mining Institution of the former USSR.

CUI Jianmin, aged 70, a senior auditor and certified accountant, is an Independent Non-executive Director of the Company. Mr. Cui is the chairman of the Association of China Certified Accountant. Mr. Cui has extensive experience in financial accounting and audit management and has been the deputy chief auditor of the National Audit Office of the PRC. Mr. Cui graduated from People’s University of China.

WANG Xiaojun, aged 48, admitted as a solicitor in England and Wales and Hong Kong, is an Independent Non-executive Director of the Company. Mr. Wang is a partner of the Wang & Co., X. J. in Hong Kong. He had practiced PRC law in Beijing. He was admitted as a solicitor in England and Wales and in Hong Kong in 1998 and 1992, respectively. He was a member of a panel of legal advisers advising The Stock Exchange of Hong Kong Limited in 1992. Mr. Wang had also served in ING Barings as a director of the investment banking division. He graduated from the People’s University of China.

Board of Supervisors

MENG Xianchang, aged 55, a senior engineer, is the Chairman of the Supervisory Committee of the Company and a Supervisor and Party Committee Deputy Secretary of the Parent Company. Mr. Meng joined the Predecessor in 1981 and was promoted to Party Committee Deputy Secretary and Supervisor of the Predecessor in

1996, and became the Chairman of the Supervisory Committee of the Company in 1997. He graduated from Shandong Mining Institute.

XIAO Shuzhang, aged 59, a senior engineer, is a Supervisor of the Company and a Supervisor and Disciplinary Committee Secretary of the Parent Company. Mr. Xiao joined the Predecessor in 1970, became a Disciplinary Committee Secretary of Yanzhou Coal Infrastructure Company and a Disciplinary Committee Secretary of Yanzhou Mining Bureau in 1986 and 1987, respectively, and became a Supervisor and Disciplinary Committee Secretary of the Predecessor in 1996, and became a Supervisor of the Company in 1997. He graduated from Jiaozuo Mining Institute.

ZHANG Shengdong, aged 46, a senior accountant, is a Supervisor of the Company and the Deputy Chief Accountant of the Parent Company. Mr. Zhang joined the Predecessor in 1981 and became the Deputy Chief Accountant of Parent Company in 1997. Mr. Zhang became a Supervisor of the Company in 2002. He graduated from China University of Mining and Technology.

LIU Weixin, aged 52, a senior accountant, is a Supervisor of the Company and the Chief of Audit Department of the Parent Company. Mr. Liu joined the Predecessor in 1971, and became the Deputy Chief of Audit Office of the Parent Company; Mr. Liu became the Chief of Audit Department of the Parent Company in 2003, and became a Supervisor of the Company in 2002. He graduated from Shandong Youth Cadre Institute.

XU Bentai, aged 44, a senior engineer, is an Employee Supervisor of the Company and the chairman of Jining III coal mine’s Labor Union. Mr. Xu joined the Predecessor in 1978 and became the chairman of Jining III coal mine’s Labor Union in 1999. He became a Supervisor of the Company in 2002. He graduated from the Central Communist Party School Correspondence Institute.

Other Executive Officers

ZHANG Yingmin, aged 49, a senior engineer, is the Executive Deputy General Manager of the Company. Mr. Zhang joined the Predecessor in 1971. He became the Head and the Party Committee Deputy Secretary of Baodian coal mine in 2000. Mr. Zhang became the Executive Deputy General Manager of the Company in 2002. He graduated from Tianjin University.

WANG Xinkun, aged 50, a senior economist, is a Deputy General Manager of the Company. Mr. Wang joined the Predecessor in 1977. He became the Party Committee Deputy Secretary and Manager of the Sales Department of the Company in 2000. He became a Deputy General Manager of the Company in 2002. He graduated from Tianjin University.

TIAN Fengze, aged 46, a senior economist, is a Deputy General Manager of the Company. Mr. Tian joined the Predecessor in 1976. He became the Head and the Party Committee Deputy Secretary of Beixu coal mine in 1991. Mr. Tian became a Deputy General Manager of the Company in 2002. He graduated from Beijing Coal Cadre Institute.

CHEN Guangshui, aged 37, an engineer, is the Secretary of the Board of Directors and the Chief of the secretariat of the Board of Directors of the Company. Mr. Chen joined the Predecessor in 1990 and become the Secretary of the Board of Directors and the Chief of the secretariat of the Board of Directors of the Company in 1997. He graduated from Fuxin Mining Institute.

SHI Chengzhong, aged 40, a senior engineer, is a Deputy General Manager of the Company. Mr. Shi joined the Predecessor in 1983 and became Vice Chief Engineer of the Parent Company in 2000, and became a Deputy General Manager of the Company in 2002. He graduated from Shandong Mining Institute.

NI Xinghua, aged 46, a senior engineer, is the Chief Engineer of the Company. Mr. Ni joined the Predecessor in 1975 and became Vice Chief Engineer of the Parent Company in 2000, and became the Chief Engineer of the Company in 2002. He graduated from Tianjin University.

B. Compensation

The aggregate amount of cash remuneration paid by the Company to the Directors, Supervisors and Executive Officers (a total of 22 persons) during the year ended December 31, 2002 was RMB1.9 million. The aggregate amount of cash remuneration paid by the Company to the five highest-paid individuals in the Company (including three Directors) in 2002 was RMB716,000. In addition, Directors and Supervisors who are also officers or employees of the Company receive certain other benefits in kind, such as Employee Shares, subsidized or free health insurance and transportation, customarily provided by enterprises in the PRC to their employees.

C. Board Practices

Board of Directors

Directors are elected by shareholders at a general meeting. Currently, the Company does not adopt a cumulative voting rights system; hence a holder of a majority of the shares of the Company is able to elect all of the Directors. Directors are elected for a term of three years.

According to the Articles of Association of the Company, the Board of Directors is accountable to the shareholders in general meeting and exercises the following functions and powers:

(i)	to be responsible for the convening of shareholders’ meetings and reporting on its work to the shareholders at such meetings;

(ii)	to implement the resolutions passed by the shareholders in general meetings;

(iii)	to determine the Company’s business plans and investment proposals;

(iv)	to formulate the Company’s annual preliminary and final budgets;

(v)	to formulate the Company’s profit distribution proposal and loss recovery proposals;

(vi)	to formulate proposals for the increase or reduction of the Company’s registered capital and the issuance of the Company’s debentures;

(vii)	to draw up plans for the merger, division or dissolution of the Company;

(viii)	to decide on the Company’s internal management structure;

(ix)	to appoint or remove the Company’s general manager and to appoint or remove the deputy general manager(s) and other senior officers (including the financial controller), based on the recommendation of the general manager, and to decide on their remuneration;

(x)	to formulate the Company’s basic management system;

(xi)	to formulate proposals for any amendment of the Articles of Association;

(xii)	to decide on the Company’s business involving risk investments, mortgages of assets and other guarantees within the authority conferred by the general meeting;

(xiii)	to manage disclosure of the Company’s information;

(xiv)	to recommend to the shareholders’ general meeting the appointment or replacement of the Company’s independent auditors;

(xv)	to receive the working report from the Company’s management and examine their performance; and

(xvi)	to exercise any other powers conferred by the shareholders in general meetings.

Except for items (vi), (vii) and (xi), which require the affirmative vote of more than two-thirds of all of the Directors, resolutions on any other items may be approved by the affirmative vote of a simple majority of Directors.

In addition to obligations imposed by laws, administrative regulations or the listing rules of the stock exchanges on which shares of the Company are listed, the Articles of Association place on each Director, Supervisor, general manager, deputy general manager and any other senior officer a duty to each shareholder, in the exercise of the functions and powers of the Company entrusted to such person:

è	not to cause the Company to exceed the scope of business stipulated in its business license;

è	to act honestly in the best interests of the Company;

è	not to expropriate the Company’s property in any way, including (without limitation) usurpation of opportunities which benefit the Company; and

è	not to expropriate the individual rights of shareholders, including (without limitation) rights to distributions and voting rights, save and except pursuant to a restructuring of the Company which has been submitted to the shareholders for their approval in accordance with the Articles of Association.

The Articles of Association further place on each Director, Supervisor, general manager, deputy general manager and senior officer:

è	a duty, in the exercise of such person’s powers and discharge of such person’s duties, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

è	a fiduciary obligation, in the exercise of powers of the Company entrusted to him or her, not to place himself or herself in a position where his or her duty to the Company and his or her interests may conflict; and

è	a duty not to direct a person or entity related or connected to the Director, Supervisor, general manager, deputy general manager or senior officer in certain relationships enumerated in the Articles of Association to act in a manner which such Director, Supervisor, general manager, deputy general manager or senior officer is prohibited from doing.

Subject to compliance with relevant laws and administrative regulations, the shareholders in general meeting may by ordinary resolution remove any Director before the expiration of his term of office. Subject to certain qualifications, a Director, Supervisor, general manager, deputy general manager or other senior officer of the Company may be relieved of liability for a specific breach of his or her duties by the informed consent of shareholders in a general meeting.

Audit Committee of the Board of Directors

Pursuant to a resolution passed on October 29, 2002, the board of directors of the Company established an audit committee and an audit department as the audit committee’s execution body. The audit committee consists of five members, including three independent non-executive directors, one independent director and one employee director. Mr. Cui Jianming was elected as the chairman of the audit committee. Mr. Cui has extensive experience in financial accounting and audit management. Mr. Cui is a senior auditor and certified accountant and is the chairman of the Association of China Certified Accountant. The primary mission of the audit committee includes review and audit of (i) internal audit system, (ii) internal control procedures, (iii) financial reporting channels, and (iv) disclosure of financial information.

Currently, the members of the Company’s audit committee of the board of directors are:

Name	Age	Position	Ownership of Shares
FAN Weitang	67	Independent non-executive director	—
CUI Jianming	70	Independent non-executive director	—
WANG Xiaojun	48	Independent non-executive director	—
WANG Bangjun	58	Independent director	10,000
DONG Yunqing	47	Employee director	—

Board of Supervisors

The Company has a Board of Supervisors comprises five members, one of whom is an employee representative. The term of supervisors is three years. The supervisory committee shall be accountable to the shareholders in a general meeting and shall exercise the following functions and powers in accordance with law:

è	to review the Company’s financial position;

è	to supervise the directors, general manager, deputy general managers and other senior officers to ensure that they do not act in contravention of any law, regulation or the Company’s Articles of Association;

è	to demand any director, general manager, deputy general manager or any other senior officer who acts in a manner which is harmful to the Company’s interest to rectify such behavior;

è	to check the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the board of directors to the shareholders’ general meetings and to authorize, in the Company’s name, publicly certified and practicing accountants to assist in the re-examination of such information should any doubt arise in respect thereof;

è	to propose to convene a shareholders’ extraordinary general meeting and an extraordinary board meeting;

è	to represent the Company in negotiations with or in bringing actions against a director; and

è	other functions and powers specified in the Company’s Articles of Association.

Supervisors shall attend meetings of the board of directors.

Arrangement to Purchase Equity or Debt Securities

At no time during the year ended December 31, 2002, was the Company, its holding company or any of its fellow subsidiaries a party to any arrangement to enable the Directors or Supervisors of the Company to acquire benefits by means of the acquisition of equity or debt securities of the Company or any other body corporate with the exception of the A shares issued to the directors, supervisors and senior management of the Company.

Service Contracts of Directors and Supervisors

Each of the Directors and Supervisors has entered into a service contract with the Company. Under such contracts, each executive director will receive a salary and a discretionary year-end bonus, at such levels as are proposed by the Board of Directors and approved by the shareholders of the Company in general meetings, provided that the discretionary year-end bonuses paid to the Executive Directors and other employees of the Company (including, but not limited to, the other Directors, Supervisors and executive officers of the Company) do not, in aggregate, exceed 1% of the net profit after taxation and extraordinary losses but before extraordinary gains for that year.

Save as disclosed herein, no Director or Supervisor has entered into any service contract with the Company which is not terminable by the Company within one year without payment other than statutory compensation.

D. Employees

General

As of December 31, 2002, the Company had 27,872 employees, of which, 21,252 were engaged in production, 811 were engineers and technicians, 2,007 were management and administrative personnel, and 3,802 were involved in other auxiliary functions.

Total remuneration of the Company’s employees includes wages and bonuses. The Company paid its employees an aggregate of approximately RMB404.9 million, RMB568.3 million and RMB824.8 million in wages and bonuses in the years ended December 31, 2000, 2001 and 2002, respectively. The compensation of an employee directly involved in underground mining is based on the production of such employee, as well as the production of the employee’s mining team. Employees and their families also receive certain social welfare benefits and education and health services from the Parent Company. These benefits are subsidized in some cases by the Parent Company, as required by PRC laws and rules and regulations. The Company reimburses the Parent Company for all such subsidies.

The Parent Company is responsible for the administration of the Company’s employee pension fund and for the provision of retirement benefits to the Company’s retirees. According to the Pension Fund Agreement entered into between the Company and the Parent Company, the Company is obligated to set aside the pension fund which equals to 45% of the total remuneration paid to its employees for the Parent Company to pay the local pension fund authority for and on behalf of the Company’s employees. The welfare of retired employees is administrated by the Parent Company. The Pension Fund Agreement was renewed in 2002. The Company and the Parent Company agreed that the foregoing pension fund scheme will be continuously applied from 2003 to 2006. The Company further carries the personal injuries insurance for the employees. The premium is 1.8% of the total remuneration of the employees.

In respect of each five-year period following the expiration of this period, the Parent Company and the Company will determine a new contribution rate for the Company with reference to estimates of pension and welfare benefit expenditures and employees’ wages in respect of the employees of the Parent Company and the Company during such period. If the Parent Company and the Company cannot agree on the level of contribution for any such subsequent five-year period, then the contribution rate will be fixed by an independent arbitrator. In 2000, 2001 and 2002, total contributions paid by the Company for its Directors, Supervisors, Executive Officers and senior management to the pension fund were approximately RMB514,350, RMB603,569 and RMB863,466, respectively. In addition, each employee of the Company currently pays a percentage of his or her salary as an additional contribution. Upon retirement, the Company’s employees are entitled to payment of pensions from the scheme.

Currently, all members of the Company’s work force are employed under employment contracts which specify the employee’s position, responsibilities, remuneration and grounds for termination. The Company has a labor union that protects employees’ rights, aims to assist in the fulfillment of the Company’s economic objectives, encourages employee participation in management decisions and assists in mediating disputes between the Company and union members. Each of the Company’s operating units has a separate branch of the labor union. The Company has not experienced any strikes or other labor disturbances which have interfered with the Company’s operations, and the Company believes that its relations with its employees are good.

All employees who are unable to work due to illness or disability are entitled to receive certain benefits during the period of their absence from the workplace. In addition, the PRC Government requires the Company to provide casualty and life insurance for each of its employees who work in the underground mining areas.

Medical Insurance Scheme

In accordance with the announcement of Shandong Provincial People’s Government, the Company established and commenced to implement the employees’ basic medical insurance scheme on January 1, 2002.

Since 2002, the Company has had a basic medical insurance scheme, which comprises basic medical insurance and supplementary medical insurance schemes:

è	basic medical insurance scheme since the listing of the shares of the Company, a fund of 14% of the total wages of employees (“benefit expenses”) was set aside and charged to “Wages and Employees’ Benefits” under “Cost of Sale and Services Provided” and “Selling, General and Administrative Expenses”. The employees’ medical fees were paid out from the benefit expenses. After the implementation of the basic medical insurance scheme, 8% of the total wages of employees were set aside and charged by the Company as basic medical insurance fund, which was still paid out from the benefit expenses and charged to “Wages and Employee Benefits” under “Cost of Sale and Services Provided” and “Selling, General and Administrative Expenses”, which did not have impact on the earnings of the Company in 2002 as compared to the previous year; and

è	supplementary medical insurance scheme—in accordance with the relevant regulations, a supplementary medical insurance fund of 4% the total wages of employees was set aside by the Company and charged to “Supplementary Medical Insurance” under “Selling, General and Administrative Expenses”. In 2002, the Company set aside RMB29.71 million as supplementary medical insurance fund, resulting in a decrease in the net earnings of the Company by RMB19.906 million.

The Company also carries personal injury insurances for its employees.

Housing Scheme

According to the Materials and Services Supply Agreement dated October 17, 1997 entered into between the Company and the Parent Company, the Parent Company is responsible for providing accommodation to its employees and the employees of the Company. The Company and the Parent Company share the incidental expenses relating to the provision of such accommodation on a pro-rata basis based on their respective number of employees and mutual agreement. Such expenses amounted to RMB29.7 million, RMB31.0 million and RMB37.2 million in 2000, 2001 and 2002, respectively.

Commencing from 2002, the Company paid to its employees a housing allowance which is based on a fixed percentage of employees’ wages for their buying of residential houses. In 2002, the employees’ housing allowances paid by the Company amounted to RMB129.7 million in total.

E. Share Ownership

No Director, Supervisor or Senior Management who received compensation as described in subsection B above owns more than one percent of the outstanding shares of the Company. See “—A. Directors and Senior Management”.

The Company has not granted and has no plan to grant options to its employees for the Company’s Shares or other equity-linked securities. The Company has not and has no plan to implement any share bonus scheme for the employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 31, 2002, the Parent Company owned 58.2% of the share capital of the Company (see table below). Since the end of last report period, the (i) ownership and (ii) voting rights of the Parent Company has no material change. As a majority shareholder of the Company, the Parent Company is able to make most of the decisions adopted by the Company. Currently, all of the Company’s ordinary shares enjoy the equal voting rights.

The following table sets forth certain information regarding ownership of the Company’s capital stock as of December 31, 2002 by all persons who are known to the Company to own beneficially more than 10% of the capital stock of the Company. As of December 31, 2002, the Directors, Supervisors and Executive Officers own, as a group, 71,000 A Shares, representing 0.0025% of the share capital of the Company. Under PRC law, shares held by the Directors, Supervisors and Executive Officers cannot be transferred during their respective tenures of office with the Company.

Title of Class	Identity of Person or Group	Shares Owned	Percentage of Capital Stock
Ordinary Shares in the form of Legal Person Shares, par value RMB1.00 each	Parent Company	1,670,000,000	58.19%
Ordinary Shares in the form of H Shares, par value RMB1.00 each	HKSCC Nominee Limited*	1,017,259,999	35.44%
Ordinary Shares in the form of A Shares, par value RMB1.00 each	Directors, Supervisors and Executive Officers	71,000	0.0025%

*	As the nominee of the clearing and settlement agent for the Company’s H Shares, HKSCC Nominee Limited is the record holder of the Company’s H Shares.

B.    Related Party Transactions

The Company and the Parent Company entered into a Material and Services Supply Agreement dated October 17, 1997 and the Supplementary Agreement dated October 30, 2001 (contents of such agreements were disclosed in the combined prospectus dated March 24, 1998, the announcement dated October 30, 2001 and the circular to shareholders dated November 22, 2001). In the opinion of the non-executive Directors, the above transactions, and the respective agreements (if any) governing such transactions, have been entered into by the Company (a) in the ordinary and usual course of its business, and (b) either (i) on normal commercial terms; (ii) on terms no less favorable than those available to/from independent third parties (from the point of view of the Company); or (iii) where there is no available comparison for the purpose of determining whether (i) or (ii) is satisfied, on terms that are fair and reasonable so far as the shareholders of the Company are concerned.

During the periods, the Company had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Years ended December 31,
	2000	2001	2002
	(RMB’000)	(RMB’000)	(RMB’000)
Income
Sales of coal	66,434	73,675	110,403
Gains on sales of auxiliary materials	9,429	11,586	12,385
Utilities and facilities	5,179	5,810	5,000
Railway transportation services	—	—	496
Expenditure
Utilities and facilities	600	600	1,350
Annual fee for mining rights	12,980	12,980	12,980
Purchases of supply materials	67,845	143,213	409,117
Railway transportation services	209,842	248,876	—
Repair and maintenance services	79,316	207,550	239,297
Social welfare and support services	125,519	150,860	186,657
Technical support and training	15,130	15,130	15,130
Road transportation services	10,474	6,302	33,208

During the periods, the Company had the following significant transactions with a related party, certain management members of which are also management members of the Company:

	Years ended December 31,
	2000	2001	2002
	(RMB’000)	(RMB’000)	(RMB’000)
Sales of coal	23,470	35,440	37,693

The Company and the Parent Company jointly implement a retirement benefit program. The Parent Company is responsible to pay the retirement benefit for the Company’s employees. According to the Pension Fund Agreement entered into between the Company and the Parent Company in 1997, which was renewed in 2002, the Company is obligated to set aside the pension fund which equals to 45% of the total remuneration paid to its employees for the Parent Company to pay the local pension fund authority for and on behalf of the Company’s employees. The Company and the Parent Company agreed that the foregoing pension fund scheme will be continuously applied from until 2006. In 2000, 2001 and 2002, the pension fund paid by the Company to the Parent Company was RMB189.4 million, RMB265.8 million and RMB334.1 million, respectively.

Amounts due to the Parent Company and its subsidiaries

The amounts due to Parent Company and its subsidiary companies as at December 31, 2002 included the present value of the outstanding balance that arose from the funding of the acquisition of the mining right of Jining III as of January 1, 2001 discounted using the market rate of bank borrowings.

	As at ended December 31,
	2001	2002
	RMB’000	RMB’000
Within one year	757,387	285,308
More than one year, but not exceeding two years	11,115	10,483
More than two years, but not exceeding five years	29,515	27,721
Exceeding five years	31,826	23,137
Total due	829,843	346,649

Less: amount due within one year	757,387	285,308

Amount due after one year	72,456	61,341

Except for the payments disclosed above, all payment due to the Parent Company and its subsidiaries are unsecured and interest-free.

Certain expenditure for social welfare and support services (excluding medical and child care expenses) of RMB54,950,000, RMB56,220,000 and RMB66,500,000 for the year ended December 31, 2000, 2001 and 2002, respectively, and for technical support and training of RMB15,130,000 for each of the three years ended December 31, 2000, 2001 and 2002, have been charged by the Parent Company at a negotiated amount per annum, subject to changes every year.

The above transactions were charged either at market prices or based on terms agreed by both parties.

On January 1, 2001, the Company acquired Jining III from the Parent Company.

On January 1, 2002, the Company acquired Railway Assets from the Parent Company.

In addition to the above, the Company participates in a multi-employer plan of the Parent Company in respect of retirement benefits.

Interest of Management in certain transactions

None of the Directors or Supervisors or Executive Officers had a material interest in any contract of significance to which the Company was a party during the year ended December 31, 2002.

As at December 31, 2002, the Directors, Supervisors and Executive Officers owned, as a group, 71,000 A Shares representing approximately 0.0025% of the share capital of the Company. Under PRC law, shares held by Directors, Supervisors and Executive Officers may not be transferred during their respective tenures of office with the Company.

ITEM 8.    FINANCIAL INFORMATION

A.    Consolidated statements and other financial information

The selected financial and operating data presented herein relates to the businesses which were transferred to the Company pursuant to the Restructuring and has been prepared on the basis that the Company with all its present divisions had been so constituted during the entire relevant period. The selected income statement data and cash flow data for the five years ended December 31, 2002 and the selected balance sheet data as of December 31, 1998, 1999, 2000, 2001 and 2002 for the Company set forth below are derived from, and should be read in conjunction with, and are qualified in their entirety by reference to the Financial Statements including the notes thereto. The Financial Statements are prepared and presented in accordance with IFRS. For a discussion of certain differences between IFRS and US GAAP, see Note 43 to the Financial Statements.

	Year Ended and As At December 31,
	1998	1999	2000	2001	2002	2002
	RMB	RMB	RMB	RMB	RMB	US$
	(Amounts in millions except per share and per ADS data)
INCOME STATEMENT DATA
IFRS
Net Revenue
Net sales of coal
Domestic	2,244.8	2,302.6	2,090.8	2,599.8	3,414.0	412.3
Export(1)	1,442.2	1,059.8	1,509.0	2,276.2	2,799.9	338.2
Net income of railway transportation service	—	—	—	—	142.5	17.2

Total net revenue	3,687.0	3,362.4	3,599.7	4,876.0	6,356.4	767.7
Gross profit	1,725.1	1,748.6	1,616.2	2,063.4	2,993.5	361.5
Operating income	1,261.2	1,170.9	1,040.7	1,421.7	1,866.1	225.4
Income from continuing operation	1,261.2	1,170.9	1,040.7	1,421.7	1,866.1	225.4
Interest expenses	(87.6)	(10.5)	(5.0)	(61.5)	(117.9)	(14.2)
Income before income taxes	1,173.6	1,160.4	1,035.7	1,360.2	1,748.2	211.1
Net income	817.4	825.1	748.4	970.9	1,222.0	147.6
Net income per Share	0.35	0.32	0.29	0.35	0.43	0.05
Net income per ADS	17.35	15.87	14.39	17.29	21.29	2.57
Operating income per Share(2)	0.54	0.45	0.40	0.51	0.65	0.08
Income from continuing operation per ADS	26.77	22.52	20.01	25.32	32.51	3.93
US GAAP
Net income(2)	959.5	935.5	918.6	1,227.6	1,325.7	160.1
Net income per Share	0.38	0.36	0.35	0.44	0.46	0.06
Net income per ADS	18.87	17.99	17.66	21.86	23.1	2.79
CASH FLOW DATA
IFRS
Net cash provided by operating activities	1,505.4	957.9	1,023.2	1,610.2	2,239.7	270.5
Depreciation	540.8	503.3	514.2	819.6	851.1	102.8
Net cash used in investing activities	(2,375.7)	(467.7)	(464.7)	(1,948.2)	(2,165.5)	(261.5)
Net cash (used in) provided by financing activities	949.2	(263.2)	(231.4)	618.0	345.2	41.7
OTHER FINANCIAL DATA
Operating income	1,261.2	1,170.9	1,040.7	1,421.7	1,866.1	225.4
Less: Interest income	(40.0)	(24.5)	(26.0)	(39.9)	(30.2)	(3.6)
Add: Depreciation and amortization	540.8	503.8	515.0	827.0	858.5	103.7
EBITDA(3)	1,762.0	1,650.2	1,529.7	2,208.8	2,694.4	325.4
EBITDA margin(4)	47.8%	49.1%	42.5%	45.3%	42.4%	42.4%
OPERATING DATA
Raw coal production (‘000 tons)	20,685	24,002	27,456	34,018	38,435	38,435
Net sales (‘000 tons)
Domestic	13,456	16,395	16,430	18,369	20,582	20,582
Export	6,826	6,204	10,085	12,666	14,466	14,466
Total	20,282	22,599	26,515	31,035	35,048	35,048
BALANCE SHEET DATA
IFRS
Net current assets(5)	117.1	745.8	1,270.7	1,166.2	2,157.4	260.6
Property, plant and equipment and land use right, net	5,560.8	5,516.0	5,500.5	7,851.8	8,895.1	1,074.3
Total assets	7,127.9	7,599.4	8,103.7	11,182.6	12,924.0	1,560.9
Total long-term borrowings	115.0	—	—	72.5	1,261.3	152.3
Owners’ equity(5)	5,675.7	6,352.7	6,869.6	9,060.0	9,995.0	1,207.1
US GAAP
Property, plant and equipment and land use right, net	3,902.9	4,023.2	6,564.0	7,176.7	7,271.4	878.2
Total assets	6,002.4	6,585.2	9,604.6	11,071.0	11,787.5	1,423.6
Owners’ equity	4,550.2	5,338.5	8,349.6	7,668.9	8,858.5	1,069.9
Number of Shares
Domestic Shares	1,750.0	1,750.0	1,750.0	1,850.0	1,850.0	223.4
H Shares (including H Shares represented by ADS)	850.0	850.0	850.0	1,020.0	1,020.0	123.2
ADS	17.0	17.0	17.0	20.4	20.4	2.5
Dividend per
Domestic Share/H Share(6)	0.029	0.057	0.089	0.082	0.100	0.012
ADS(7)	2.78	2.85	4.45	4.10	5.00	0.60

(1)	Export sales constituted 39.1%, 31.5%, 41.9%, 46.7% and 44.0% of total net revenue in 1998, 1999, 2000, 2001 and 2002, respectively.

(2)	The net income for the years ended December 31, 1999, 2000 and 2001 under US GAAP included the loss of Jining III acquired in 2001 using the pooling of interest method. The acquisition of Jining III had no significant impact on the net income for the year ended December 31, 1998 under the US GAAP. The net income for the years ended December 31, 2000 and 2001 under US GAAP included the profit of Railway Assets using the pooling of interest method.

US	GAAP net income for the two years ended December 31, 1998 and 1999 and US GAAP total assets value and owners’ equity as at December 31, 1998, 1999 and 2000, have not been restated to show the effects of acquisition of Railway Assets accounted for as a pooling of interests (see note 43 to the financial statements) as such information is not available without significant costs and effort.

(3)	EBITDA refers to earnings before interest income, interest expense, taxes, depreciation and amortization. EBITDA should not be construed as an alternative to operating income or any other measure of performance or as an indicator of the Company’s operating performance, liquidity or cash flows generated by operating, investing and financing activities. The items of net income excluded from EBITDA are significant components in understanding and assessing the Company’s financial performance, and EBITDA does not take into account capital expenditures or changes in working capital, which could have a material impact on the Company’s operating cash flow. The Company’s computation of EBITDA may not be comparable to other similarly titled measures of other companies. The Company has included the information concerning EBITDA because management believes it is a useful supplement to cash flow data as a measure of the Company’s performance.

(4)	EBITDA margin represents EBITDA as a percentage of the Company’s total net revenue.

(5)	The Company has adopted for the first time IFRS 10 (Revised) “Events after the Balance Sheet Date” and IFRS 38 “Intangible Assets” which became effective in 2000.

IFRS 10 (Revised) specifies that dividends declared after the balance sheet date but before the financial statements were authorized for issue should be disclosed either as a separate component of equity or in the notes to the financial statements. In prior periods, dividends declared after balance sheet date had been adjusted to the financial statements and recorded as liabilities on the balance sheet. IFRS 10 (Revised) has been adopted retroactively and resulted in an increase in the retained earnings and an increase in net assets of RMB69,000,000, RMB148,200,000 and RMB231,400,000 as at January 1, 1998, 1999 and 2000, respectively. The related financial data as at December 31, 1997, 1998 and 1999, respectively, has been adjusted correspondingly.

(6)	The calculation of Dividend per Domestic Share/H Share is based on dividend for the year and total number of Domestic Shares and H Shares ranking for the dividend. The amount for 1998 does not take into account of the special interim dividend of RMB69 million declared in March 1998 and paid to the Parent Company in respect of the period from October 1997 to December 1997.

(7)	Dividend per ADS is calculated at 50 times Dividend per Domestic Share/H Share based on one ADS being equivalent to 50 H Shares.

The Company is not currently a party to and, in recent years, has not been a party to, any material legal or arbitration proceedings or disputes pending or threatened against the Company or with respect to its properties which are material, or which have had or which may have, a significant effect on the Company’s financial position. The Company has paid dividends to its shareholders annually since 1998.

B. Significant Changes

There is no significant changes to the Company’s operation and financial operations and results since the date of the financial statements attached to this Form 20-F.

ITEM 9.    THE OFFER AND LISTING

A.    Offer and listing details

As of December 31, 2002, the capital structure of the Company is as follows:

Type	Amount of Shares
State legal person shares	1,670,000,000
A Shares	180,000,000
H Shares	1,020,000,000
Total	2,870,000,000

46

The issuance history of the Company’s shares are as follows:

	H Shares		A Shares
	Initial offering	Second offering	Initial offering	Second offering
Time of issue	March 1998	May 2001	June 1998	January 2001
Issue amount	850,000,000	170,000,000	80,000,000	100,000,000

As of May 31, 2002, a total of 1,670,000,000 Legal Person Shares were outstanding and all the Legal Person Shares were held by the Parent Company on behalf of the State. The Legal Person Shares are not publicly traded.

Set out below is certain market information relating to the H Shares, ADSs and A Shares in respect of four years ended 1998, 1999, 2000 and 2001, each quarterly period within the fiscal years ended December 31, 2001 and 2002 and each monthly period in the first half of 2003 (through June 14, 2003):

	Price per H Share (HK$)		Price per ADS (US$)		Price per A Share (RMB)
	High	Low	High	Low	High	Low
Year 1998	2.675	0.73	16.6	4.875	9.00	5.58
Year 1999	3.625	0.990	22.5	6.75	9.95	5.21
Year 2000	2.77	1.08	17.19	7.88	12.49	6.92
Year 2001
First quarter, 2001	2.25	1.98	14.50	17.85	11.70	10.30
Second quarter, 2001	2.95	2.03	18.12	13.10	10.95	9.70
Third quarter, 2001	3.05	2.15	18.75	15.16	11.37	10.04
Fourth quarter, 2001	3.48	2.65	21.50	18.15	11.86	10.83
Year 2002
First quarter, 2002	3.55	2.40	22.30	15.80	10.55	8.82
Second quarter, 2002	3.40	2.80	21.70	18.43	11.07	9.18
Third quarter, 2002	3.15	2.45	19.80	16.10	11.10	9.70
Fourth quarter, 2002	3.23	2.45	20.50	16.00	10.01	8.00
January 2003	3.40	3.00	22.05	20.25	9.20	7.72
February 2003	3.65	3.125	23.40	20.20	9.28	8.68
March 2003	3.40	3.025	22.00	19.90	9.19	8.39
April 2003	3.35	2.625	21.09	17.80	10.20	8.72
May 2003	3.60	2.750	22.20	18.45	10.10	8.76
June 2003 (through June 14)	3.725	3.250	24.05	21.02	10.12	9.23

As of December 31, 2002, a total of 1,020,000,000 H Shares were outstanding, 10,706,700 Shares of which, representing 1.05% of the outstanding H Shares, were held in the form of ADSs (a total of 214,100 ADSs). The outstanding ADSs were held by 13 holders of record on May 31, 2003.

B.    Plan of distribution

Not applicable.

C.    Markets

The Company’s A Shares are currently listed on the Shanghai Stock Exchange under the approval of China Securities Regulatory Commission. The principal trading market for H Shares is the Hong Kong Stock Exchange. The ADSs have been issued by The Bank of New York as Depositary and are listed on the New York Stock Exchange under the symbol “YZC”. Prior to the initial public offering and subsequent listings on the Hong Kong and New York Stock Exchanges on April l, 1998 and March 31, 1998, respectively, there was no market for the H Shares or the ADSs. For market price information for the exchanges the Company’s securities are listed, see “Item 9A – Offer and listing details.”

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the issue

Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.    Share capital

Not applicable.

B.    Memorandum and Articles of Association

General

After the Company’s Articles of Association took effect on September 25, 1997, the PRC government and other regulatory authorities had promulgated various rules, regulations and opinions which primarily include The Securities Laws of the PRC (promulgated by President Order No. 12), the Guide, the General Meeting Opinions and the Independent Director Guiding Opinions. The supervisory authorities require listed companies to incorporate such rules, regulations and opinions into their articles of associations as appropriate.

The Company is a joint stock limited company established in accordance with the “Company Law of the People’s Republic of China” (the “Company Law”), “State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Share” (the “Special Regulations”) and other relevant laws and regulations of the State. The Company was established by way of promotion with the approval of the former State Commission for Restructuring the Economic System on 24 September 1997, as evidenced by approval document Ti Gai Sheng (1997) no. 154 of 1997. It is registered with and has obtained a business license from China’s State Administration Bureau of Industry and Commerce on 25 September 1997. The Company’s business license number is: Qi Gu Lu Zong Fu Zi No. 003929-1/1. According to Articles 10 and 11, the Company’s objectives are:

è	To comply with the laws and regulations in the market

è	To continue to explore business opportunities which are suitable for the Company

è	To fully utilize every resource of the Company

è	To place emphasis on the training of its employees and technological development

è	To provide the society with products which are competitive

è	To use its best endeavors to maximize its profits

The Company’s scope of business includes mining, selection and sale of coal; cargo transportation; production and sale of knitted products, mining equipment, concrete and finished products; sales of metal material, chemicals, construction material, timber, fuel, oil and rubber products; manufacture and sale of other mining material; manufacture and sale of textile; general coal mine science technological advisory services; and provision of restaurant, housing and travel services.

On April 22, 2002, the Company held its first extraordinary general meeting for 2002 and approved the Revised Bill of the Articles of Association of the Company passed earlier at the Board of Directors meeting on March 4, 2002. The Articles of Association of the Company were amended in accordance with the rules and regulations issued by domestic supervisors authorities since the Company’s shares were listed, while also taking into consideration the actual operations of the Company. The amendment is to ensure that the articles could better meet the requirements of domestic/foreign regulators and to improve its practicality. Summary of changes and full text of the Revised Articles of Association are incorporated into this Form 20-F by reference by (i) Form 6-K filed by the Company with the Commission on March 6, 2002 and (ii) 2001 Form 20-F filed by the Company with the Commission on June 27, 2002.

Board of Directors

Directors of the Company shall be elected at the shareholders’ general meeting each for a term of not exceeding three years. At the expiry of a director’s term, the term is renewable upon re-election. The board of directors is accountable to the shareholders in general meeting

The Company has established a system of independent directors. There shall be three independent directors in the Company. They are directors who do not hold any positions in the Company other than as director and do not maintain with the Company and its substantial shareholders a connection which may hamper their independent and objective judgments. Apart from the powers granted to directors by the Company Law and other relevant laws, regulations and these Articles of Association, the independent directors shall exercise the following special powers:

è	Connected transactions whose total amount exceeds Renminbi 3 million or 5% of the Company’s most recently audited net asset value to be conducted between the Company and a connected person shall be endorsed by the independent directors before submitting to the board of directors for consideration. Prior to making a judgment, the independent directors may appoint an intermediary to prepare an independent financial consultant report as a basis of their judgment;

è	The independent directors may recommend the board of directors to engage or cease to engage an accounting firm;

è	The independent directors may request the board of directors to convene an extraordinary general meeting;

è	The independent directors may suggest the convening of a meeting of the board of directors; and

è	The independent directors may engage external audit institutions or consultant institutions independently.

The Articles do not contain any requirement for (i) the directors to retire by a specified age, or (ii) the directors to own any or a specified number of shares of the Company.

The Company’s Articles provide that if a director is interested in a matter to be discussed at a board of directors’ meeting, such director shall excuse himself from such meeting, shall not have any voting rights in respect thereof and shall not be counted as part of the quorum of such board of directors’ meeting. If the number of disinterested directors participating in the meeting is less than half of all directors of the Company, the interested directors may, with the approval of the relevant securities regulatory authority, participate in voting and be counted as part of the quorum. In addition, any related party transactions whose total amount exceeds RMB3 million or 5% of the Company’s most recently audited net asset valueshall be endorsed by more than half of all independent directors before submitting to the board of directors for consideration.

Description of the Shares

The share capital structure of the Company is as follows: 2,870,000,000 ordinary shares, of which (a) 1,670,000,000 shares, which represent 58.19% of the Company’s share capital, are held by Yankuang Group Corporation Limited as domestic legal person shares; (b) 1,020,000,000 shares, which represent 35.44% of the Company’s share capital, are held by the H Shares shareholders; and (c) 180,000,000 shares, which represent 6.27% of the Company’s share capital, are held by the A Shares shareholders.

The ordinary shareholders of the Company shall enjoy the following rights:

è	the right to receive dividends and other distributions in proportion to the number of shares held;

è	the right to attend or appoint a proxy to attend shareholders’ general meetings and to vote thereat;

è	the right of supervisory management over the Company’s business operations and the right to present proposals or to raise queries;

è	the right to transfer, grant or pledge shares so held in accordance with laws, administrative regulations and provisions of the Company’s Articles of Association;

è	the right to obtain relevant information in accordance with the provisions of the Company’s Articles of Association;

è	in the event of the termination or liquidation of the Company, the right to participate in the distribution of surplus assets of the Company in accordance with the number of shares held;

è	other rights conferred by laws, administrative regulations and the Company’s Articles of Association.

A shareholder (including a proxy), when voting at a shareholders’ general meeting, may exercise such voting rights as are attached to the number of voting shares which he represents. Each share shall have one vote. Resolutions of shareholders’ general meetings shall be divided into ordinary resolutions and special resolutions. In order to change the rights of holders of stock, an amendment to the relevant provisions of the Articles by an ordinary resolution would be required. An ordinary resolution must be passed by votes representing more than one-half of the voting rights represented by the shareholders (including proxies) present at the meeting. A special resolution must be passed by votes representing more than two-thirds of the voting rights represented by the shareholders (including proxies) present at the meeting. The ordinary shareholders of the Company are entitled to dividends and other distributions in proportion to the number of shares held, and they are not liable for making any further contribution other than the subscription amount. The Company’s Articles provide that a controlling shareholder (as defined in the Articles) shall not approve certain matters which will be prejudicial to the interests of all or some of other shareholders by exercising his/her voting rights.

The Listing Agreement between the Company and the Hong Kong Stock Exchange further provides that the Company may not permit amendments to certain sections of the Articles of Association subject to the Mandatory Provisions. These sections include provisions relating to (i) varying the rights of existing classes of shares; (ii) voting rights; (iii) the power of the Company to purchase its own shares; (iv) rights of minority shareholders; and (v) procedures upon liquidation. In addition, certain amendments to the Articles of Association require the approval and assent of relevant PRC authorities.

Shareholders’ Meeting

Shareholders’ general meetings are divided into annual general meetings and extraordinary general meetings. Shareholders’ general meetings shall be convened by the board of directors. Annual general meetings are held once every year and within six months from the end of the preceding financial year. The board of directors shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events:

è	where the number of directors is less than the number stipulated in the Company Law or fewer than 8 people;

è	where the unrecovered losses of the Company amount to one-third of the total amount of its share capital;

è	where shareholder(s) singly or jointly holding 10 % or more of the Company’s issued and outstanding voting shares request(s) in writing for the convening of an extraordinary general meeting;

è	whenever the board of directors deems necessary or the supervisory committee so requests; or

è	whenever more than 2 independent directors so request.

When the Company convenes a shareholders’ general meeting, written notice of the meeting shall be given 45 days before the date of the meeting (when calculating the 45 days’ period, the date on which the meeting is held shall not be included) to notify all of the shareholders whose names appear in the share register of the matters to be considered and the date and place of the meeting. A shareholder who intends to attend the meeting shall deliver to the Company his written reply concerning his attendance at such meeting twenty 20 days before the date of the meeting. When the Company convenes an annual general meeting, a shareholder singly or shareholders jointly holding 5% or more of the voting shares of the Company may propose new motions in writing, and the Company shall include in the agenda those issues in the motions which are within the functions of the general meeting.

Set forth below is certain information relating to the H Shares, including a brief summary of certain provisions of the Articles, and selected laws and regulations applicable to the Company.

Sources of Shareholders’ Rights. The rights and obligations of holders of H Shares and other provisions relating to shareholder protection are principally provided in the Articles of Association and the PRC Company Law. The Company is further subject to the company management ordinances applicable to the listed companies in Hong Kong SAR and the United States, as its H Shares are listed in Hong Kong Stock Exchange and the New York Stock

Exchange (in the form of ADSs). The Articles of Association incorporate mandatory provisions in accordance with the Mandatory Provisions for the Articles of Association of Companies Listed Overseas promulgated by the State Council Securities Commission and the State Restructuring Commission on August 27, 1994 (the “Mandatory Provisions”). The Articles of Association and the PRC Company Law and its implementing regulations contain the rights, obligations and protections of holders of H Shares.

In addition, for so long as the H Shares are listed on The Hong Kong Stock Exchange, the Company is subject to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “HKSE Rules”), the Securities (Disclosure of interests) Ordinance of Hong Kong (the “SDI Ordinance”) and the Hong Kong Code on Takeovers and Mergers and Share Repurchases.

Unless otherwise specified, all rights, obligations and protections discussed below derived from the Articles of Association and the PRC Company Law.

Significant Differences in the H Shares and A Shares.    Holders of H Shares and Domestic Shares, with minor exceptions, are entitled to the same economic and voting rights. However, the Articles of Association provide that holders of H shares will receive dividends in HK dollars while holders of Domestic Shares will receive dividends in Renminbi. In addition, the H Shares can be traded only by investors of Taiwan, Hong Kong, Macau and any country other than the PRC, while A Shares may be traded only by PRC investors. The Legal Person Shares are not transferable without the approval of the PRC Government.

Restrictions on Transferability and the Share Register.    H Shares may be traded only by investors from Taiwan, Hong Kong and Macau of PRC and any country other than the PRC and may not be sold to PRC investors. The Articles of Association provide that PRC investors are not entitled to be registered as holders of H Shares. The consequences under PRC law of a purported transfer of H Shares to PRC investors are unclear.

Pursuant to the Articles of Association, the Company may refuse to register a transfer of H Shares unless (i) any relevant transfer fee and stamp duty is paid; (ii) the instrument of transfer is only in respect of H Shares; (iii) share certificates or such other evidence is given as may be reasonably necessary to show the right of the transferor to make the transfer; (iv) if it is intended that the shares be transferred to joint owners, the maximum number of joint owners shall not be more than four; and (v) the Company does not have any lien on the relevant shares

Merger and Acquisition

In the event of the merger or division of the Company, a plan shall be presented by the Company’s board of directors and shall be approved in accordance with the procedures stipulated in the Company’s Articles of Association. The Company shall then go through the relevant approval process. A shareholder who objects to the plan of merger or division shall have the right to demand the Company or the shareholders who consent to the plan of merger or division to acquire such dissenting shareholders’ shareholding at a fair price. The contents of the resolution of merger or division of the Company shall constitute special documents which shall be available for inspection by the shareholders of the Company.

Ownership Threshold

There are no ownership thresholds above which shareholder ownership is required to be disclosed.

The Company believes that the Articles are not significantly different from those generally prevailing in the PRC in respect of public companies. The Company also believes that the provisions in the Articles relating to changes in the capital of the Company are not more stringent than that required by the PRC law.

C.    Material Contracts

In 2001, the Company entered into the following material contracts:

H Shares Placing and Underwriting Agreement

The Company entered into the H Shares Placing and Underwriting Agreement with the SG Securities (HK) Limited on May 9, 2001 for issuing 170,000,000 new H Shares in Hong Kong. The issue price is HK$2.925 per share. Issuance of H Shares generated RMB494 million proceeds for the Company, all of which are applied toward the acquisition of Jining III coal mine.

51

Acquisition Agreement for Railway Assets

The Company entered into the acquisition agreement for railway system (the “Railway Agreement”) with the Parent Company on October 30, 2001, which was approved by the independent shareholders on December 17, 2001.

In accordance with the Railway Agreement, the Company completed the acquisition of railway system on January 1, 2002. The purchase price of the Railway Assets was RMB1,242.6 million. In addition, if the annual transportation volume of the railway system reaches the volume milestones targets of 25 million tones, 28 million tones and 30 million tones for the year 2002, 2003 and 2004, respectively, the Company will pay the Parent Company an amount of RMB40 million for each year before June 30 in the three years from 2003. The transportation volume of the Railway Assets in 2002 was 27.0 million and the Company has paid RMB40.0 million during 2002 in accordance with the terms stated above.

Long-term Borrowing Contract

The Company entered into a long-term borrowing contract (the “Borrowing Contract”) with the Bank of China on December 3, 2001 and borrowed totaling RMB1.2 billion from the Bank of China on January 4, 2002. Proceeds from the borrowing were applied to finance the acquisition of railway system from the Parent Company. See “—Acquisition Agreement for Railway Assets” above.

The interest rate of the loan is 6.21% per annum, subject to adjustment in accordance with the adjustment of statutory interest rate or method of calculation of interest made by the State during the term of the Borrowing Contract. The term of the Borrowing Contract commenced on the date of signing of the Borrowing Contract and will expire on the date on which the last installment of principal and interest is paid, which should be no more than 96 months.

Save for the foregoing, the Company was not a party to any material contract during the year ended December 31, 2001 and 2002.

D.    Exchange Controls

Foreign Exchange

The Articles of Association require that cash dividends in respect of H Shares be declared in Renminbi and paid by the Company in HK dollars. The Articles of Association further stipulate that such dividends must be converted to HK dollars at a rate equal to the average of the closing exchange rates for HK dollars as announced by the PRC Foreign Exchange Trading Center for the calendar week preceding the date on which such dividends are declared.

The Renminbi currently is not generally a freely convertible currency. The PRC State Administration of Foreign Exchange (“SAFE”), under the authority of the People’s Bank of China (“PBOC”), controls the conversion of Renminbi into foreign currency. In general, under existing foreign exchange regulations, unless otherwise approved by SAFE or exempted by relevant regulations, PRC enterprises must price and sell their goods and services in the PRC in Renminbi. The Company has established a limited independent foreign currency account since 2001. The primary sources of the Company’s foreign currency are the U.S. dollar revenues from sales of coal products. The Company’s foreign currency is mainly used for the settlement of equipment and machinery purchases and payment of cash dividends in connection of its H Shares (in HK dollars). The Company has not experienced any shortage of foreign currency. In addition, the Company is entitled to exchange additional foreign currency from designated banks by presenting relevant documents to evidence foreign currency requirements in accordance with relevant regulations. The Company does not intend to hedge exchange rate fluctuations between Renminbi and HK dollars.

PRC enterprises are required, pursuant to the Regulations on the Administration of the Settlement, Sale and Payment of Foreign Exchange (the “Settlement Regulations”), with effect from July l, 1996, to sell all of their foreign exchange to authorized foreign exchange banks. The Settlement Regulations do, however, permit PRC enterprises to purchase foreign exchange at authorized foreign exchange banks for current account transactions, subject to obtaining requisite approvals. Foreign invested enterprises may have their own foreign currency accounts and retain their own foreign currency. They may also buy and sell foreign currency from authorized foreign exchange banks in connection with current account transactions and retain foreign exchange for certain uses, including, but not limited to, payments for trade services, payments of interest on external debt and profit repatriation. SAFE sets a ceiling on the amount of foreign currency each such enterprise may retain in its current account based on its working capital requirements. However, with respect to foreign exchange in connection with capital account transactions, such as equity investments, foreign invested enterprises are required to seek the approval of SAFE or its relevant branch to exchange Renminbi holdings into foreign currency. When applying for approval, such enterprises will be subject to the review by SAFE of the source and nature of the Renminbi funds. On the basis of the Settlement Regulations, the PBOC also published the “Announcement on the implementation of Foreign Exchange Settlements and Sales at Banks by Foreign invested Enterprises” (the “Announcement”). The Announcement permits foreign invested enterprises to open, on the basis of their needs, foreign exchange settlement accounts for current account receipts and payments of foreign exchange along with specialized accounts for capital account receipts and payments at designated exchange banks.

On October 25, 1998, the PBOC and the SAFE promulgated the “Notice Concerning the Discontinuance of Foreign Exchange Swapping Business” pursuant to which and with effect from December l, 1998, all foreign exchange swap transactions in the PRC for foreign invested enterprises were discontinued. Following such promulgation, it became mandatory for all foreign invested enterprises to use the banking system for the settlement and sale of foreign exchange.

The following table sets forth certain information concerning exchange rates between Renminbi and US dollars for the periods indicated:

	Noon Buying Rate(1)
Period	Period End	Average(2)	High	Low
	(expressed in RMB per US$)
1995	8.3374	8.3700	8.4647	8.2916
1996	8.3284	8.3389	8.3549	8.3267
1997	8.3100	8.3193	8.3290	8.2911
1998	8.2789	8.3008	8.3180	8.2774
1999	8.2795	8.2785	8.2799	8.2770
2000	8.2774	8.2784	8.2799	8.2768
2001	8.2766	8.2772	8.2786	8.2763
2002	8.2800	8.2770	8.2800	8.2699
2003
January	8.2768	8.2775	8.2800	8.2766
February	8.2775	8.2780	8.2800	8.2768
March	8.2774	8.2773	8.2776	8.2770
April	8.2771	8.2772	8.2774	8.2769
May	8.2768	8.2769	8.2771	8.2768

Source: The	Noon Buying Rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

(1)	The Noon Buying Rate did not differ significantly from the Official Rate prior to January l, 1994, the date on which the Official Rate was abolished. Prior to the adoption of the PBOC Rate, there was a significant degree of variation between the Official Rate and the rates obtainable at Swap Centers, such as the Shanghai Swap Center. Since January l, 1994 and the unification of the foreign currency exchange system there have not been significant differences between the Noon Buying Rate, the PBOC Rate and the Shanghai Swap Center Rate.

(2)	Determined by averaging the rates on the last business day of each month during the respective period.

E. Taxation

The following discussion describes the material United States federal income, PRC and Hong Kong tax consequences of the ownership of H Shares or ADSs by an investor that holds the H Shares or ADSs as capital assets. This discussion is based on the tax laws of the United States and China as in effect on the date hereof, as well as on the Agreement Between the United States of America and the People’s Republic of China for the Avoidance of Double Taxation (the “Treaty”), and the tax laws of Hong Kong, all of which are subject to change (or changes in interpretation), possibly with retroactive effect. In addition, the discussion is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. The discussion does not address any aspects of United States taxation other than federal income taxation, any aspects of PRC taxation other than income taxation, stamp taxation and capital gain taxation or any aspects of Hong Kong taxation other than income taxation, stamp taxation and estate taxation.

A non-corporate United States Holder will generally be eligible for reduced rates of tax (i.e. the rates applicable to net capital gain, which are 5% and 15%) with respect to dividends on H Shares or ADSs under section 1(h) of the Code if the United States Holder has held the H Shares or ADSs for more than 60 days during the 120-day period that begins on the date that is 60 days before the ex-dividend date. For the purpose of determining the holding period, no account is taken of days on which the holder’s risk of loss with respect to the H Shares or ADSs is diminished by virtue of various hedging strategies described in section 246(c) of the Code.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE AND LOCAL AND THE PRC AND HONG KONG AND OTHER TAX CONSEQUENCES OF THE SUBSCRIPTION, PURCHASE, HOLDING AND/OR DISPOSAL OF H

53

SHARES OR ADSs. IN PARTICULAR, PROSPECTIVE INVESTORS ARE URGED TO CONFIRM THEIR STATUS AS UNITED STATES HOLDERS (AS HEREINAFTER DEFINED) WITH THEIR ADVISORS AND TO DISCUSS WITH THEIR ADVISORS ANY POSSIBLE CONSEQUENCES OF THEIR FAILURE TO QUALIFY AS UNITED STATES HOLDERS.

In general, and taking into account the assumptions set forth herein, for United States federal income and PRC tax purposes, holders of ADSs evidencing H shares will be treated as the owners of the H shares represented by those ADSs, and exchanges of H Shares for ADSs, and ADSs for H Shares, will not be subject to United States federal income or to PRC tax.

United States Taxation

United States Federal Income Tax

The following discussion addresses the material United States federal income tax consequences to a United States Holder, as defined below, of owning and disposing H Shares or ADSs, but does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of H Shares or ADSs. The discussion below is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury Regulations promulgated (or, in certain cases, proposed) thereunder and judicial and administrative interpretations thereof as well as on the Treaty, all as in effect on the date hereof and all of which are subject to change, possibly retroactively. The tax treatment of a holder of H Shares or ADSs may vary depending upon the holder’s particular situation. Certain holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, broker-dealers, persons that have a “functional currency” other than the US dollar, persons that received H shares or ADSs as compensation for services and persons owning, directly or indirectly, 10% or more (by vote or value) of the outstanding shares of the Company) may be subject to special rules not discussed below. Except as discussed below with regard to persons who are not United States Holders, the following discussion is limited to United States Holders who will hold the H Shares or ADSs as “capital assets” within the meaning of Section 1221 of the Code and not as part of a “hedge”, “straddle” or “conversion transaction” within the meaning of Sections 1221, 1092 and 1258 of the Code and the regulations thereunder. The discussion below does not address the effect of any state or local tax law on a holder of the H Shares or ADSs.

As used herein, the term “United States Holder” means a holder of H Shares or ADSs who is, or which is, a United States Person. As used herein, the term “United States Person” means an individual who is a citizen or resident of the United States, a partnership or corporation organized in or under the laws of the United States or any state thereof (unless, in the case of a partnership, Treasury Regulations otherwise provide), an estate that is subject to United States federal income taxation without regard to the source of its income or a trust subject to the primary supervision of a United States court and the control of one or more United States Persons.

A “resident” of the United States includes an individual that (i) is lawfully admitted for permanent residence in the United States, (ii) is present in the United States for 183 days or more during a calendar year, or (iii)(a) is present in the United States for 31 days or more during a calendar year, (b) is present in the United States for an aggregate of 183 days or more, on a weighted basis, over the 3-year period ending in such calendar year, and (c) does not have a closer connection to a “tax home” that is located outside the United States.

Ownership of an ADS will be considered to be ownership of the underlying H Shares represented by the ADS. A cancellation of an ADS in exchange for the underlying H Shares will not be a taxable event.

Distributions

The gross amount of a distribution (including a deemed or constrictive distribution and any PRC tax withheld on the distribution) with respect to the H Shares or ADSs will be treated as a dividend taxable as ordinary income on the date of receipt, to the extent of the Company’s current and accumulated earnings and profits as determined for United States federal income tax purposes. Distributions, if any, in excess of such current and accumulated earnings and profits will first constitute a non-taxable return of capital to the extent of the United States Holder’s tax basis in the H Shares or ADSs, and then a capital gain realized on the disposition of the H Shares or ADSs. Notwithstanding the foregoing, the Company does not intend to maintain calculations of earnings and profits in accordance with United States federal income tax principles. United States Holders will not be eligible for the dividends received deduction otherwise allowed under section 243 of the Code for distributions to domestic corporations in respect of distributions on the H Shares or ADSs.

If a distribution is paid with respect to the H Shares or ADSs in any currency other than US Dollars, the amount of the distribution will be translated into US Dollars at the spot rate on the date the distributions are paid or deemed paid to a United States Holder, regardless of whether the distributions are in fact converted on that date. Any subsequent gain or loss in respect of such non-US currency arising from exchange rate fluctuations will be ordinary income or loss.

Capital Gains and Losses

A United States Holder will generally recognize gain or loss on the sale or other disposition of H Shares or ADSs in an amount equal to the difference between the amount realized on the sale or other disposition and the holder’s adjusted tax basis in such H Shares or ADSs. This will result in a long-term or short-term capital gain or loss, depending on whether the H Shares or ADSs have been held for more than one year. Long-term capital gain realized by a non-corporate United States Holder is generally subject to a maximum tax rate of 15%. The deductibility of a capital loss is subject to limitations.

US Foreign Tax Credit Considerations

As discussed in “PRC Taxation”, under current law payments of dividends paid with respect to, and gain on the disposition of, the H Shares or ADSs to foreign investors might be subject to PRC withholding taxes, subject to a Treaty maximum of 10% in the case of dividends. For United States federal income tax purposes, United States Holders will be treated as having received the amount of any such PRC taxes withheld, and as then having paid over the withheld taxes to the PRC taxing authorities. As a result of this rule, the amount of dividend or gain income included in gross income for United States federal income tax purposes by a United States Holder with respect to a payment of dividends or gain may be greater than the amount of cash actually received (or receivable) by the United States Holder from the Company with respect to the payment.

Subject to the limitations and conditions set forth in the Code, United States Holders may elect to claim a credit against their United States federal income tax liability for PRC tax withheld from dividends or capital gains in respect of the H Shares or ADSs or with respect to the income tax imposed on such dividends or capital gains or, if they do not elect to credit any foreign tax for the taxable year, they may deduct such tax. In certain circumstances, a United States Holder may be denied foreign tax credits (which would nevertheless be deductible) for foreign taxes imposed on a dividend if the United States Holder (i) has not held the H shares or ADSs for at least 16 days in the 30-day period beginning 15 days before the ex-dividend date, or (ii) is obligated to make related payments with respect to positions in substantially similar or related property.

For purposes of the foreign tax credit limitations, foreign source income is classified into one of several “baskets”, and the credit for foreign taxes on income in any basket is limited to United States federal income tax allocable to that income. Dividends will generally constitute partly foreign source and partly United States source income, and currency gains and capital gains will generally constitute United States source income Dividends will generally constitute foreign source income, and currency gains and capital gains will generally constitute United States source income. Capital loss will generally be allocated against United States source income. Because gain from the disposition of H Shares or ADSs will generally constitute United States source income, any PRC tax so imposed may not be currently creditable against a United States Holder’s U. S. tax liability with respect to such gains.

The rules relating to the determination of the foreign tax credit are complex and prospective purchasers should consult their personal tax advisors to determine whether and to what extent they would be entitled to such credit.

Non-US Holders

Except for the possible imposition of United States backup withholding tax (see “United States Backup Withholding and Information Reporting” below), payments of any dividend on an H Share or ADS to a holder who is not a United States Person (a “non-US Holder”) will not be subject to United States federal income tax, and gain from the sale, redemption or other disposition of an H Share or ADS will not be subject to United States federal income tax, provided that:

(a)	such income items are not effectively connected with the conduct by the non-US Holder of a trade or business within the United States (or, if a treaty applies, such non-US Holder has no permanent establishment in the United States to which such income items are attributable);

(b)	there is no present or former connection between such non-US Holder and the United States, including, without limitation, such non-US Holder’s status as a citizen or former citizen thereof or resident or former resident thereof; and

(c)	in the case of a gain from the sale, redemption or other disposition of an H Share or ADS by an individual, the non-US Holder is not present in the United States for 183 days or more in the taxable year of the sale or certain other conditions are met.

If a non-US Holder is engaged in trade or business in the United States and dividend or gain with respect to an H Share or ADS of such non-US Holder is effectively connected with the conduct of such trade or business (or, where a treaty applies, the non-US Holder has a United States permanent establishment to which such dividend, gain or income is attributable), the non-US Holder may be subject to United States income taxes on such dividend, gain or income at the statutory rates provided for United States Persons after deduction of deductible expenses allocable to such effectively connected dividend, gain or income. In addition, if such a non-US Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies under a United States income tax treaty with the non-US holder’s country of residence. For this purpose, dividends, gain or income in respect of an H Share or ADS will be included in earnings and profits subject to the branch profits tax if the dividend, gain or income is effectively connected with the conduct of the United States trade or business of the non-US Holder.

United States Backup Withholding and Information Reporting

Payments made by a United States paying agent in respect of the H Shares or ADSs may be subject to information reporting to the Internal Revenue Service and to a 30% backup withholding tax. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against such holder’s United States federal income tax, provided that the holder has complied with applicable reporting obligations.

PRC Taxation

The following discussion addresses the principal PRC tax consequences of the ownership of H Shares of PRC publicly traded companies or H shares represented by ADSs (“H shares”) by investors that hold the H Shares as capital assets.

Taxation of Dividends

Foreign Individual Investors. Income from dividends paid by a PRC company to individual foreign investors with respect to shares listed in an overseas stock exchange (“Overseas Shares”), such as H Shares, is temporarily exempt from withholding of individual income tax (the “Exemption”), pursuant to two tax circulars issued by the former State Administration of Taxation (“SAT”) -on July 21, 1993 (“Notice 45”) and on July 26, 1994 (“Notice 440”).

PRC Individual Investors. Income from dividends paid by a PRC company to individual PRC investors with respect to Overseas Shares is subject to individual income tax at a rate of 20% pursuant to the PRC Individual Income Tax Law as it does not enjoy the Exemption provided under Notice 45 and Notice 440.

Foreign Enterprises. Income from dividends paid by a PRC company to foreign enterprises with respect to Overseas Shares is temporarily exempt from withholding of enterprise income tax pursuant to Notice 45.

Foreign Investment Enterprises. Income from dividends paid by a PRC company to foreign investment enterprises (“FIEs”, such as wholly foreign-owned enterprises, cooperative joint ventures and equity joint ventures established in the PRC), with respect to Overseas Shares is subject to enterprise income tax pursuant to the Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises and its detailed implementing rules (“Income Tax Law”). The standard enterprise income tax rate is 33%, however, FIEs may be subject to lower tax rates if they enjoy certain tax incentives.

Alternatively, FIEs may elect to exclude dividend income from their taxable income. If they do so, then they cannot deduct the expenses and losses incurred in respect of the investment in the PRC company.

PRC Enterprises. Income from dividends paid by a PRC company to PRC enterprises with respect to Overseas Shares will be subject to enterprise income tax at 33%. However, if the dividends are derived from income that has already been subject to enterprise income tax, PRC enterprises can deduct the tax paid against their tax liability.

Taxation of Capital Gains

Foreign Individual Investors. The sale of Overseas Shares by foreign individual investors is temporarily exempt from withholding of individual income tax pursuant to Notice 45.

PRC Individual Investors. The sale of Overseas Shares by PRC individual investors is temporarily exempt from individual income tax pursuant to a notice issued by the Ministry and Finance and the SAT on March 30, 1998 (“Notice 61”).

Foreign Enterprises without establishment in the PRC. The sale of Overseas Shares by foreign enterprises without establishment in the PRC is temporarily exempt from withholding of enterprise income tax pursuant to Notice 45.

Foreign Enterprises with establishment in the PRC. The sale of Overseas Shares by foreign enterprises with establishment in the PRC will be subject to withholding of enterprise income tax pursuant to Income Tax Law. Foreign enterprises can claim deductions if they make losses with respect to the sale of the Overseas Shares.

Foreign Investment Enterprises. The sale of Overseas Shares by FIEs will be subject to enterprise income tax pursuant to Income Tax Law and Notice 45. FIEs can claim deductions if they make losses with respect to the sale of the Overseas Shares.

PRC Enterprises. The sale of Overseas Shares by PRC enterprises will be subject to enterprise income tax at a rate of 33% pursuant to the Income Tax Law of the PRC for Domestic Enterprises. PRC enterprises may claim tax credits, up to a certain limit, if they pay tax in another country.

Additional PRC Tax Considerations

PRC Stamp Tax. Under the Provisional Regulations of the PRC Concerning Stamp Tax, PRC stamp tax is not imposed on the transfer of H shares effected outside the PRC.

Hong Kong Taxation

Taxation of Dividends

No tax will be payable in Hong Kong in respect of dividends paid by the Company.

Taxation of Gains from Disposals of H Shares or ADSs

No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the H Shares). Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax which is currently imposed at the rate of 16% on corporations and at a maximum rate of 15.5% on individuals. Gains from sales of the H Shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of H Shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

Additional Hong Kong Tax Considerations

Stamp Duty. The Hong Kong stamp duty will be payable by the purchaser on every purchase, and by the seller on every sale, of H Shares. The duty is charged on each of the purchaser and the seller at a current rate of HK$1.00 per HK$1,000 or part thereof of the consideration for, or (if greater) the value of, the H shares transferred (i.e., a total of HK$2.25 per HK$1,000 or part thereof is currently payable on a typical sale and purchase transaction of H Shares). In addition, a fixed duty of HK$5 is currently payable on an instrument of transfer of H Shares. If one of the parties is a non-resident of Hong Kong and does not pay the stamp duty owed by it, the transferee will be liable to pay the duty involved which will be assessed on the instrument of transfer.

The withdrawal of H Shares upon the surrender of ADSs, and the issuance of ADSs upon the deposit of H Shares, will also attract the stamp duty charge at the rate described above for sale and purchase transactions unless such withdrawal or deposit does not result in a change in the beneficial ownership of the H Shares under Hong Kong law. Under current practice, no Hong Kong stamp duty is payable upon the transfer of ADSs outside Hong Kong.

Estate Duty. Estate duty is imposed upon the principal value of property situated in Hong Kong passing on the death of a person. H Shares (arguably including H Shares represented by ADSs) are regarded as property situated in Hong Kong for estate duty purposes. Hong Kong estate duty is imposed on the principal value of a deceased’s estate at graduated rates from 5% to 15%. Currently, no estate duty is payable where the principal value of the dutiable estate does not exceed HK$7.5 million while the maximum rate of 15% applies where the principal value exceeds HK$ 10.5 million.

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on display

In accordance with the Exchange Act, the Company is obligated to file reports, including annual reports on this Form 20-F, and other information with the Commission. The reports and other information the Company has filed under the Exchange Act and the Registration Statement and exhibits thereto the Company has previously filed with the Commission may be inspected and copied by the public at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, U.S.A. and will also be available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048, U.S.A. and at Northwest Atrium Center, 500 Madison Street (Suite 1400), Chicago, Illinois 60661, U.S.A. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549, U.S.A. at prescribed rates. Such reports and other information may also be inspected at the office of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, U.S.A.

I. Subsidiary information

Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Disclosure about Market Risk

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. As a global concern, the Company faces exposure to adverse movements in foreign currency exchange rates and interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on the Company’s financial results.

Interest Rate. The Company entered into a long-term borrowing contract with the Bank of China on December 3, 2001 and borrowed totaling RMB1.2 billion for the Bank of China on January 4, 2002. The interest rate of the loans is 6.21% per annum, subject to adjustment in accordance with the adjustment of statutory interest rate or method of calculation of interest made by the State during the term of the Borrowing Contract. See “Item 10. Additional Information — Material Contracts — Long-term borrowing contract.”

Foreign Currency Exchange Rate. The Company has not entered into any material foreign exchange contracts to minimize or mitigate the effects of foreign exchange fluctuations on the Company’s operations. The price of the exported coal product of the Company is quoted by US dollars. All the Company’s machinery and equipment purchases were made in foreign currencies by the National Coal Export and Import Corporation. The Company has historically made payments in Renminbi to the National Coal Export and Import Corporation, which acts as the Company’s agent in purchase such machinery and equipment The Company purchased only small amount of machinery and equipment in the past years. As the PRC Government has now adopted a controlled floating foreign exchange rate policy, which prevents significant appreciation or depreciation of RMB to foreign currencies, the Company believes that the foreign currency exchange rate risk is limited. See “Item 3. Key Information — Risk Factors — Government Control of Currency Conversion and Exchange Rate Risks.”

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2002, the Company was not in default in the payment of principal or interest of any lenders.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

Within 90 days prior to the date of this Annual Report on Form 20-F, the management of the Company carried out an evaluation, under the supervision and with the participation of its chief executive officer and chief financial officer, of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934). Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that its disclosure controls and procedures are effective in timely alerting them to material information about the Company required to be disclosed in the reports the Company files or submits under the Securities Exchange Act of 1934, and effectively ensure the recording, processing, summarizing and reporting of such material information in accordance with the rules and forms of the Securities and Exchange Commission.

There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect those controls subsequent to the date of their evaluation, although the Company is committed to ongoing periodic review and enhancement of its existing controls and expect to consider from time to time making changes the Company believes will increase the efficiency and reliability of its controls in the future.

ITEM 16.     RESERVED

PART III

ITEM 17.    FINANCIAL STATEMENTS

The Company has elected to provide the Financial Statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.    FINANCIAL STATEMENTS

References is made to pages F-1 to F-50 for year-end financial statements.

ITEM 19. EXHIBITS

None.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YANZHOU COAL MINING COMPANY LIMITED (Registrant)

Date: June 27, 2003	By:	/s/ CHEN GUANGSHUI
Chen Guangshui, Secretary

CERTIFICATION PURSUANT TO RULE 13A-14 OR 15D-14

OF THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, YANG Deyu, certify that:

1	I have reviewed this annual report on Form 20-F of Yanzhou Coal Mining Co., Ltd.;

2	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

4.1	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

4.2	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

4.3	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

5.1	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

5.2	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/    YANG Deyu

YANG Deyu

Chief Executive Officer

June 27, 2003

CERTIFICATION PURSUANT TO RULE 13A-14 OR 15D-14

OF THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, WU Yuxiang, certify that:

1	I have reviewed this annual report on Form 20-F of Yanzhou Coal Mining Co., Ltd.;

2	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

4.1	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

4.2	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

4.3	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):
5.1	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

5.2	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/    Wu Yuxiang

Wu Yuxiang

Chief Financial Officer

June 27, 2003

YANZHOU COAL MINING COMPANY LIMITED

REPORT AND FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2002

INDEPENDENT AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF YANZHOU COAL MINING COMPANY LIMITED

(A joint stock company with limited liability established in the People’s Republic of China)

We have audited the accompanying consolidated balance sheets of Yanzhou Coal Mining Company Limited and its subsidiary as of December 31, 2002 and 2001 and the related statements of income, changes in shareholders’ equity, and cash flows for the three years in the period ended December 31, 2002, all expressed in Renminbi. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Yanzhou Coal Mining Company Limited and its subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the three years in the period ended December 31, 2002 in conformity with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2002 and the determination of shareholders’ equity and financial position at December 31, 2002 and 2001, to the extent summarized in note 43.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong, April 11, 2003

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED STATEMENT OF INCOME

		Year ended December 31,
	NOTES	2002	2001	2000
		RMB’000	RMB’000	RMB’000

GROSS SALES OF COAL	5	7,772,315	6,369,649	4,704,201
TRANSPORTATION COSTS OF COAL	5	(1,558,414)	(1,493,639)	(1,104,464)

NET SALES OF COAL	5	6,213,901	4,876,010	3,599,737
RAILWAY TRANSPORTATION SERVICE INCOME		142,471	—	—

		6,356,372	4,876,010	3,599,737
COST OF SALES AND SERVICE PROVIDED	6	(3,362,901)	(2,812,583)	(1,983,520)

GROSS PROFIT		2,993,471	2,063,427	1,616,217
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	7	(1,231,059)	(759,631)	(636,436)
OTHER OPERATING INCOME	8	103,729	117,896	60,883

OPERATING INCOME		1,866,141	1,421,692	1,040,664

INTEREST EXPENSES	9	(117,929)	(61,519)	(5,012)

INCOME BEFORE INCOME TAXES	10	1,748,212	1,360,173	1,035,652
INCOME TAXES	12	(523,148)	(389,228)	(287,292)

INCOME BEFORE MINORITY INTEREST		1,225,064	970,945	748,360
MINORITY INTEREST		3,065	—	—

NET INCOME		1,221,999	970,945	748,360

APPROPRIATIONS TO RESERVES		817,187	141,698	114,627

DIVIDEND	13	287,000	235,340	231,400

EARNINGS PER SHARE	14	RMB0.43	RMB0.35	RMB0.29

EARNINGS PER ADS.	14	RMB21.29	RMB17.29	RMB14.39

See accompanying notes to consolidated financial statements.

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED BALANCE SHEET

		At December 31,
		2002	2001
	NOTES	RMB’000	RMB’000
ASSETS

CURRENT ASSETS
Bank balances and cash		1,544,173	1,124,806
Restricted cash	15	51,761	30,000
Bills and accounts receivable	16	802,929	694,252
Investments in securities	17	88,702	49,997
Inventories	18	576,579	439,882
Prepayments and other current assets	19	756,019	853,213
Taxes receivable		—	21,674

TOTAL CURRENT ASSETS		3,820,163	3,213,824

MINING RIGHTS	20	119,231	125,855
LAND USE RIGHTS	21	618,206	372,020
PROPERTY, PLANT AND EQUIPMENT, NET	22	8,276,941	7,479,755
GOODWILL	23	51,660	12,437
NEGATIVE GOODWILL	24	(82,861)	(110,481)
INVESTMENTS IN SECURITIES	17	1,760	1,760
DEPOSIT MADE ON ACQUISITION OF INVESTMENTS IN SECURITIES	25	30,138	—
DEFERRED TAX ASSET	26	88,807	87,421

TOTAL ASSETS		12,924,045	11,182,591

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bills and accounts payable	27	602,725	636,387
Other payables and accrued expenses	28	634,790	532,874
Provision for land subsidence, restoration, rehabilitation and environmental costs	29	83,044	120,196
Amounts due to Parent Company and its subsidiary companies	35	285,308	757,387
Taxes payable		56,867	793

TOTAL CURRENT LIABILITIES		1,662,734	2,047,637

AMOUNTS DUE TO PARENT COMPANY AND ITS SUBSIDIARY COMPANIES—DUE AFTER ONE YEAR	35	61,341	72,456
LONG-TERM BANK BORROWING	30	1,200,000	—

TOTAL LIABILITIES		2,924,075	2,120,093

COMMITMENTS	36
SHAREHOLDERS’ EQUITY		9,995,033	9,060,034
MINORITY INTEREST		4,937	2,464

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		12,924,045	11,182,591

See accompanying notes to consolidated financial statements.

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Share premium	Future development fund	Statutory common reserve fund	Statutory common welfare fund	Retained earnings	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at January 1, 2000	2,600,000	2,087,723	111,748	168,213	84,106	1,300,875	6,352,665
Net income	—	—	—	—	—	748,360	748,360
Appropriations to reserves	—	—	—	76,418	38,209	(114,627)	—
Dividends	—	—	—	—	—	(231,400)	(231,400)

Balance at December 31, 2000	2,600,000	2,087,723	111,748	244,631	122,315	1,703,208	6,869,625

Balance at January 1, 2001	2,600,000	2,087,723	111,748	244,631	122,315	1,703,208	6,869,625
Additional issue of shares, net of share issue expenses of RMB77,253,000	270,000	1,184,804	—	—	—	—	1,454,804
Net income	—	—	—	—	—	970,945	970,945
Appropriations to reserves	—	—	—	94,465	47,233	(141,698)	—
Dividends	—	—	—	—	—	(235,340)	(235,340)

Balance at December 31, 2001	2,870,000	3,272,527	111,748	339,096	169,548	2,297,115	9,060,034

Balance at January 1, 2002	2,870,000	3,272,527	111,748	339,096	169,548	2,297,115	9,060,034
Net income	—	—	—	—	—	1,221,999	1,221,999
Appropriations to reserves, net of minority interests’ share (note)	—	—	743,489	49,105	24,593	(817,187)	—
Dividends	—	—	—	—	—	(287,000)	(287,000)

Balance at December 31, 2002	2,870,000	3,272,527	855,237	388,201	194,141	2,414,927	9,995,033

Note:

Prior to 1999, Yanzhou Coal Mining Company Limited (the “Company”) was required to contribute RMB1.80 per tonne of raw coal mined to the National Coal Industry Bureau (“NCIB”) and Shangdong Coal Mining Industrial Bureau (“SCMIB”) in aggregate and the amount was recognized as an expense. In addition, the Company was also required to transfer an annual amount to a future development fund at RMB4.2 per tonne of raw coal mined. The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

The contribution to NCIB has been cancelled since July 1, 1998 and the contribution to SCMIB has been cancelled since January 1, 1999. The annual transfer to the future development fund was stopped starting from January 1999.

According to a clarification of the relevant regulations obtained from the Ministry of Finance during the year ended December 31, 2002, the requirement of the Company to transfer an annual amount to the future development fund had not been changed upon cancellation of the requirements for contributions to NCIB and SCMIB. Therefore, the Company is required to transfer an amount of RMB743,489,000 (including RMB204,134,000, RMB164,738,000 and RMB144,007,000 for the years ended December 31, 2001, 2000 and 1999, respectively, that would have been transferred had the transfer not been stopped on January 1, 1999), to the future development fund in the current period, representing RMB6 per tonne of raw coal mined, from retained earnings. This change did not have any impact on the consolidated financial position or results of operations of the Company and its subsidiary.

See accompanying notes to consolidated financial statements.

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
	NOTES	2002	2001	2000
		RMB’000	RMB’000	RMB’000
OPERATING ACTIVITIES

Income before minority interest		1,225,064	970,945	748,360
Adjustments to reconcile income before minority interest to net cash from operating activities:
Depreciation of property, plant and equipment and land use rights		851,119	819,638	514,203
Amortization of goodwill		777	777	777
Release of negative goodwill to income		(27,620)	(27,620)	—
Amortization of mining rights		6,624	6,624	—
Recognition of deferred tax asset		(1,386)	(2,260)	(8,315)
Loss on disposal of property, plant and equipment		1,093	5,811	11,601
Gain on disposal of investments in securities		(2,209)	—	—
(Increase) decrease in assets (net of acquisitions):
Bills and accounts receivable		(104,091)	145,380	26,929
Inventories		(93,818)	(157,373)	47,547
Prepayments and other current assets		231,301	(282,451)	(259,693)
Taxes receivable		21,674	(21,674)	—
Increase (decrease) in liabilities (net of acquisitions):
Bills and accounts payable		(56,492)	79,275	38,485
Other payables and accrued expenses		90,973	186,763	8,851
Provision for land subsidence, restoration, rehabilitation and environmental costs		(43,419)	(16,528)	(51,881)
Amounts due to Parent Company and its subsidiary companies		84,048	52,658	110,577
Taxes payable		56,074	(149,726)	(164,289)

NET CASH FROM OPERATING ACTIVITIES		2,239,712	1,610,239	1,023,152

INVESTING ACTIVITIES
Acquisition of Railway Assets	32	(1,282,445)	—	—
Purchase of property, plant and equipment		(842,471)	(677,936)	(477,421)
Acquisition of investments in securities		(88,702)	(51,757)	—
Deposit made on acquisition of investments in securities		(30,138)	—	—
Increase in restricted cash		(21,761)	(30,000)	—
Proceeds on disposal of investments in securities		52,206	—	—
Proceeds on disposal of property, plant and equipment		47,800	13,686	12,736
Acquisition of Jining III	33	—	(1,204,133)	—
Acquisition of Zhongyan	34	—	1,941	—

NET CASH FLOW USED IN INVESTING ACTIVITIES		(2,165,511)	(1,948,199)	(464,685)

FINANCING ACTIVITIES
Bank borrowings raised		1,600,000	—	—
Repayment to Parent Company and its subsidiary companies in respect of consideration for acquisition of Jining III	33	(567,242)	(601,452)	—
Dividend paid		(287,000)	(235,340)	(231,400)
Repayments of bank borrowings		(400,000)	—	—
Dividend paid to a minority shareholder of a subsidiary		(592)	—	—
Issues of shares, net of share issue expenses		—	1,454,804	—

NET CASH FLOW FROM (USED IN) FINANCING ACTIVITIES		345,166	618,012	(231,400)

NET INCREASE IN CASH AND CASH EQUIVALENTS		419,367	280,052	327,067
CASH AND CASH EQUIVALENTS, BEGINNING		1,124,806	844,754	517,687

CASH AND CASH EQUIVALENTS, ENDING, REPRESENTED BY BANK BALANCES AND CASH		1,544,173	1,124,806	844,754

Additional cash flow information:
Cash paid during the year for Interest		147,361	37,109	5,012
Income taxes		446,786	562,888	459,896

See accompanying notes to consolidated financial statements.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.	GENERAL

The Company is established as a joint stock company with limited liability in the People’s Republic of China (the “PRC”) and operates six coal mines, namely the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine, Jining II coal mine (“Jining II”) and Jining III coal mine (“Jining III”) as well as a regional railway network that links these mines with the national railway gird. These six coal mines and the railway were originally divisions of the Company’s ultimate holding company, Yankuang Group Corporation Limited (the “Parent Company”), a state-owned enterprise in the PRC. The Parent Company contributed the assets and liabilities of the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine and Dongtan coal mine into the Company upon its formation. The Company acquired Jining II from the Parent Company for cash in 1998. The Company acquired Jining III from the Parent Company effective January 1, 2001. This acquisition was financed as set out below.

On January 3, 2001, the Company allotted an additional 100,000,000 A shares to the public in the PRC (the “A Share Issue”) and the A shares have been listed on the Shanghai Securities Exchange (“SSE”) since February 2001. On May 14, 2001, the Company issued an aggregate of 170,000,000 H shares to independent investors and the H shares were listed on The Stock Exchange of Hong Kong Limited. The total net proceeds from the A share and H share offerings were approximately RMB960,607,000 and HK$461,867,000 (equivalent to approximately RMB494,197,000), respectively. The proceeds were applied towards the purchase price of Jining III of approximately RMB2,583 million. The purchase price includes the cost of Jining III of approximately RMB2,450,905,000 and the cost of the mining rights of approximately RMB132,479,000.

The consideration for the cost of Jining III was fully settled at December 31, 2002 as follows:

(i)	Initial installment

RMB243,526,000 was paid on January 1, 2001, the completion date;

(ii)	Second installment

The net proceeds of RMB960,607,000 of the A Share Issue were paid over on January 22, 2001.

(iii)	Third installment

50%	of the outstanding balance of the purchase price was paid (without interest) prior to December 31, 2001; and

(iv)	Fourth installment

The outstanding balance of the purchase price was paid (without interest) prior to December 31, 2002.

YANZHOU COAL MINING COMPANY LIMITED

1.	GENERAL—continued

The consideration for the cost of the mining rights of approximately RMB132,479,000 is to be settled over ten years by equal annual installments before December 31 of each year, commencing from 2001 (see also note 33).

On January 1, 2002, the Company acquired from the Parent Company the assets of the special purpose coal railway transportation business (“Railway Assets”). The consideration for the acquisition of the Railway Assets was approximately RMB1,242,586,000 subject to the adjustments as follows:

For each of the years ending December 31, 2002, 2003 and 2004, the Company will pay an extra RMB40,000,000 for each year if Railway Assets’ actual capacity reaches 25,000,000 tonnes, 28,000,000 tonnes and 30,000,000 tonnes, respectively.

The acquisition was funded by cash of the Company and a long-term bank loan of RMB1,200,000,000, the repayment of which is guaranteed by the Parent Company.

For the year ended December 31, 2002, Railway Assets’ actual capacity was more than 25,000,000 tonnes, and accordingly, the consideration is adjusted to approximately RMB1,282,586,000.

At December 31, 2002 and 2001, the Company holds a 52.38% interest in the registered capital of Qingdao Free Trade Zone Zhongyan Trade Co., Ltd. (“Zhongyan”), a limited liability company established and operated in the PRC. Zhongyan is engaged in the trading and processing of mining machinery. The Company acquired its stake in Zhongyan during the year ended December 31, 2001 for a cash consideration of RMB2,710,000. Zhongyan did not have any significant impact on the consolidated results of the Company and Zhongyan.

In April 2001, the status of the Company was changed to that of a sino-foreign joint stock limited company.

The Company’s A shares are listed on the SSE, its H shares are listed on The Stock Exchange of Hong Kong Limited, and its American Depositary Shares (“ADS”, one ADS represents 50 H shares) are listed on the New York Stock Exchange, Inc.

2.	BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company also prepares a set of financial statements in accordance with the relevant accounting principles and regulations applicable to PRC enterprises (“PRC GAAP”). Differences between IFRS and PRC GAAP are stated in note 42.

The financial statements reflect additional disclosures to conform with presentations customary in the United States of America.

Differences between IFRS and accounting principles generally accepted in the United States of America (“US GAAP”) are stated in note 43.

YANZHOU COAL MINING COMPANY LIMITED

3.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of financial instruments.

The principal accounting policies which have been adopted in preparing these financial statements and which conform with IFRS are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries (the “Group”) made up to December 31 each year.

On acquisition, the assets and liabilities of a subsidiary are measured at their fair values at the date of acquisition. The interest of minority shareholders is stated at the minority’s proportion of the fair values of the assets and liabilities recognized.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by other members of the Group.

All significant intercompany transactions and balances between group enterprises are eliminated on consolidation.

Revenue recognition

Sales of goods are recognized when goods are delivered and title has passed.

Service income is recognized when services are provided.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and time deposits which are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

YANZHOU COAL MINING COMPANY LIMITED

3.	SIGNIFICANT ACCOUNTING POLICIES—continued

Mining rights

Mining rights of Jining III are stated at cost less accumulated amortization and are amortized on a straight line basis over twenty years, being the useful life estimated based on the total proven and probable reserves of the coal mine.

Property, plant and equipment and land use rights

Property, plant and equipment, other than construction inprogress, are stated at cost less depreciation and accumulatedimpairment losses. When assets are sold or retired, the gain or loss is determined as the difference between the sales proceeds and the carrying amount of the asset and the gain or loss is included in the statement of income.

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives, after taking into account their estimated residual value, using the straight line method. The estimated useful lives of property, plant and equipment are as follows:

Buildings	15 to 35 years
Railway structure	15 to 25 years
Plant, machinery and equipment	5 to 15 years
Transportation equipment	6 to 9 years

The mining structure includes the main and auxiliary mine shafts and underground tunnels. Depreciation is provided to write off the cost of the mining structure using the units of production method based on the estimated production volume for which the structure was designed.

Land use rights are amortized over the term of the relevant rights.

Assets under construction are not depreciated until they are completed and put into commercial operation.

Construction in progress

Construction in progress is stated at cost less any identified impairment loss. Cost comprises construction expenditures and other direct costs attributable to such projects, including borrowing costs, if the amount of capital expenditures and the time involved to complete the construction are significant. When the assets concerned are brought into use, the costs are transferred to property, plant and equipment and depreciated in accordance with the policies as stated above.

YANZHOU COAL MINING COMPANY LIMITED

3.	SIGNIFICANT ACCOUNTING POLICIES—continued

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognized as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized as income immediately.

Goodwill

Goodwill represents the excess of the purchase consideration paid over the Company’s share in the fair value of the identifiable assets and liabilities acquired as at the respective dates of acquisition of Jining II and Railway Assets. Goodwill is capitalized and amortized on a straight line basis over a period of ten to twenty years. Additional goodwill resulting from future contingent consideration payments in respect of acquisition of Railway Assets will be amortized on a straight line basis over the remaining life of the original period of ten to twenty years.

Negative goodwill

Negative goodwill, which represents the excess of the fair value ascribed to the Company’s share of the separable net assets at the date of acquisition of Jining III over the purchase consideration is presented as a deduction from the assets of the Company and of the Group. Negative goodwill is released to income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets.

Investments in securities

Investments in securities are recognized on a trade date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as either held-for-trading or available-for-sale, and are measured at subsequent reporting dates at fair value, based on quoted market prices at the balance sheet date or at cost subject to impairment recognition where the fair value cannot be reliably determined. Where securities are held for trading purposes, unrealized gains and losses are included in net profit or loss for the period. For available-for-sale investments, unrealized gains and losses are recognized directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognized in equity is included in the net profit or loss for the period.

YANZHOU COAL MINING COMPANY LIMITED

3.	SIGNIFICANT ACCOUNTING POLICIES—continued

Inventories

Inventories of coal are physically measured and are stated at the lower of cost and net realizable value. Cost, which comprises direct materials and, where applicable, direct labor and overheads that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average method. Net realizable value represents the estimated selling price less all further costs to completion and costs to be incurred in selling, marketing and distribution.

Inventories of auxiliary materials, spare parts and small tools expected to be used in production are stated at weighted average cost less provision, if necessary, for obsolescence.

Income taxes

The charge for income taxes is based on the results for the year after adjusting for items which are non-assessable or disallowed. Deferred taxation is recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement amounts and the tax bases of existing assets and liabilities.

Research and development

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognized only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortized on a straight line basis over its useful life.

Where no internally-generated intangible asset can be recognized, development expenditure is recognized as an expense in the period in which it is incurred.

No development expenditure has been deferred.

Land subsidence, restoration, rehabilitation and environmental costs

One consequence of coal mining is land subsidence caused by the resettlement of the land above the underground mining sites. Depending on the circumstances, the Group may relocate inhabitants from the land above the underground mining sites prior to mining those sites or the Group may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined. The Group may also be required to make payments for restoration, rehabilitation or environmental protection of the land after the underground sites have been mined.

An estimate of such costs is recognized in the period in which the obligation is identified and is charged as an expense in proportion to the coal extracted.

YANZHOU COAL MINING COMPANY LIMITED

3.	SIGNIFICANT ACCOUNTING POLICIES—continued

Capitalization of borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of those assets. Capitalization of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

All other borrowings costs are recognized as an expense in the period in which they are incurred.

Foreign currency translation

The Group maintains its books and records in Renminbi.

Transactions denominated in foreign currencies are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China prevailing at the balance sheet date. Profits and losses arising on translation are recorded in the statement of income.

Government grants

Government grants are recognized over the periods necessary to match them with the related costs. If the grants do not relate to any specific expenditures incurred by the Group, they are reported separately as other operating income. If the grants subsidise an expense incurred by the Group, they are deducted in reporting the related expense. Grants relating to depreciable assets are presented as a deduction from the cost of the relevant asset.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4.	SEGMENT INFORMATION

The Group is engaged primarily in the coal mining business and commencing from January 1, 2002, the Group is also engaged in the coal railway transportation business. The Group operates only in the PRC. All the identifiable assets of the Group are located in the PRC. The Company does not currently have direct export rights and all of its export sales must be made through China National Coal Industry Import and Export Corporation (“National Coal Corporation”), China National Minerals Import and Export Co., Ltd. (“National Minerals Company”) or Shanxi Coal Imp. & Exp. Group Corp. (“Shanxi Coal Corporation”). The final customer destination of the Company’s export sales is determined by the Company, National Coal Corporation, National Minerals Company or Shanxi Coal Corporation. The Company’s subsidiary is engaged in trading and processing of mining machinery in the PRC. No separate segment information about the subsidiary’s business is presented in these financial statements as the underlying gross sales, results and assets of the subsidiary’s business are insignificant to the Group.

YANZHOU COAL MINING COMPANY LIMITED

4.	SEGMENT INFORMATION—continued

Business segments

For management purposes, the Group is currently organized into two operating divisions—coal mining and coal railway transportation. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Coal mining	— Underground mining, preparation and sales of coal
Coal railway transportation	— Provision of railway transportation services

Segment information about these businesses is presented below:

INCOME STATEMENT

For the year ended December 31, 2002

	Coal mining	Coal railway transportation	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	7,772,315	142,471	—	7,914,786
Inter-segment	—	386,823	(386,823)	—

Total	7,772,315	529,294	(386,823)	7,914,786

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

RESULT
Segment results	1,791,446	271,272	—	2,062,718

Unallocated corporate expenses				(226,795)

				1,835,923
Unallocated corporate income				30,218

Operating income				1,866,141
Interest expenses				(117,929)

Income before income taxes				1,748,212
Income taxes				(523,148)

Income before minority interest				1,225,064

Note:

No segment information for the years ended December 31, 2001 and 2000 is presented as the Group was engaged primarily in the coal mining business during those years.

YANZHOU COAL MINING COMPANY LIMITED

4.	SEGMENT INFORMATION—continued

BALANCE SHEET

At December 31, 2002

	Coal mining	Coal railway transportation	Corporate and others	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
ASSETS
Segment assets	9,861,375	1,162,372	1,900,298	12,924,045

LIABILITIES
Segment liabilities	1,346,568	56,000	1,521,507	2,924,075

OTHER INFORMATION

For the year ended December 31, 2002
	Coal mining	Coal railway transportation	Corporate and others	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000

Capital additions	802,090	1,166,898	5,547	1,974,535
Amortization of goodwill	777	—	—	777
Release of negative goodwill to income	(27,620)	—	—	(27,620)
Depreciation of property, plant and equipment and land use rights	764,470	75,519	11,130	851,119
Amortization of mining rights	6,624	—	—	6,624
Loss on disposal of property, plant and equipment	1,093	—	—	1,093
Allowance for doubtful debts	66,204	—	—	66,204

The number of employees of each of the Group’s principal divisions are as follows:

	At December 31,
	2002	2001	2000
Coal mining	24,623	23,689	20,176
Coal railway transportation	3,249	—	—

	27,872	23,689	20,176

YANZHOU COAL MINING COMPANY LIMITED

5.	SALES OF COAL AND TRANSPORTATION COSTS OF COAL

	Year ended December 31,
	2002	2001	2000
	RMB’000	RMB’000	RMB’000

Domestic sales of coal, gross	3,939,953	3,014,933	2,414,826
Less: Transportation costs	525,998	415,121	324,068

Domestic sales of coal, net	3,413,955	2,599,812	2,090,758

Export sales of coal, gross	3,832,362	3,354,716	2,289,375
Less: Transportation costs	1,032,416	1,078,518	780,396

Export sales of coal, net	2,799,946	2,276,198	1,508,979

Net sales of coal	6,213,901	4,876,010	3,599,737

Net sales of coal represents the invoiced value of coal sold and is net of returns, discounts, sales taxes and transportation costs if the invoiced value includes transportation costs to the customers.

Sales taxes consist primarily of a resource tax calculated at the rate of RMB1.20 per metric tonne (“tonne”) of the imputed quantity of raw coal sold and are paid to the local tax bureau. The resource tax for each of the three years ended December 31, 2002, 2001 and 2000 amounted to RMB44,712,000, RMB40,351,000 and RMB33,955,000, respectively.

6.	COST OF SALES AND SERVICE PROVIDED

	Year ended December 31,
	2002	2001	2000
	RMB’000	RMB’000	RMB’000

Materials	752,513	643,664	484,337
Wages and employee benefits	757,532	572,202	419,134
Electricity	278,407	218,579	185,759
Depreciation	813,761	784,477	487,623
Land subsidence, restoration, rehabilitation and environmental costs	232,030	210,939	170,229
Repairs and maintenance	346,290	276,791	174,734
Annual fee and amortization of mining rights (note)	19,604	19,604	12,980
Transportation costs	43,239	22,632	23,336
Others	119,525	63,695	25,388

	3,362,901	2,812,583	1,983,520

YANZHOU COAL MINING COMPANY LIMITED

6.	COST OF SALES—continued

Note:	The Parent Company and the Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay to the Parent Company effective from September 25, 1997 an annual fee of RMB12,980,000 as compensation for the Parent Company’s agreement to give up the mining rights associated with the Group’s mines other than Jining III. The annual fee is subject to change after a ten-year period.

The cost of the mining rights of Jining III of approximately RMB132,479,000 acquired in 2001 is amortized on a straight line basis over twenty years.

7.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2002	2001	2000
	RMB’000	RMB’000	RMB’000

Retirement benefits scheme contributions (note 37)	334,120	265,825	189,372
Wages and employee benefits	164,549	75,717	74,946
Additional medical insurance	29,710	—	—
Depreciation	37,358	35,161	26,580
Amortization of goodwill	777	777	777
Distribution charges	54,524	57,970	64,569
Allowance for doubtful debts	66,204	2,508	—
Resource compensation fees (note)	73,762	31,240	28,409
Repairs and maintenance	8,668	8,247	6,518
Research and development	30,657	23,026	24,290
Staff training costs	26,272	23,991	21,462
Freight charges	14,016	5,532	5,137
Others	390,442	229,637	194,376

	1,231,059	759,631	636,436

Note:	In accordance with the relevant regulations, the Group pays resource compensation fees (effectively a government levy) to the Ministry of Geology and Mineral Resources at the rate of 1% on the imputed sales value of raw coal.

YANZHOU COAL MINING COMPANY LIMITED

8.	OTHER OPERATING INCOME

	Year ended December 31,
	2002	2001	2000
	RMB’000	RMB’000	RMB’000

Gain on sales of auxiliary materials	21,277	21,233	34,899
Government grants	20,157	—	—
Interest income from bank deposits	28,737	39,863	25,984
Interest income from investments in securities	1,481	—	—
Release of negative goodwill to income	27,620	27,620	—
Write back of allowance for doubtful debts	—	29,180	—
Others	4,457	—	—

	103,729	117,896	60,883

9.	INTEREST EXPENSES

	Year ended December 31,
	2002	2001	2000
	RMB’000	RMB’000	RMB’000

Interest expenses on:
— bank borrowings wholly repayable within 5 years	3,666	1,924	—
— bank borrowings not wholly repayable within 5 years	72,072	—	—
— bills receivable discounted without recourse	2,235	—	5,012
Deemed interest expenses (note 33)	39,956	59,595	—

	117,929	61,519	5,012

No interest was capitalized during the relevant periods.

10.	INCOME BEFORE INCOME TAXES

	Year ended December 31,
	2002	2001	2000
	RMB’000	RMB’000	RMB’000

Income before income taxes has been arrived at after charging:

Amortization of mining rights	6,624	6,624	—
Auditors’ remuneration	3,500	2,200	2,000
Loss on disposal of property, plant and equipment	1,093	5,811	11,601
Staff costs, including directors’ and supervisors’ emoluments	1,354,251	937,735	704,914

YANZHOU COAL MINING COMPANY LIMITED

11.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS

(a)	Directors’ and supervisors’ emoluments

Details of the directors’ and supervisors’ emoluments are as follows:

	Year ended December 31,
	2002	2001	2000
	RMB’000	RMB’000	RMB’000
Independent non-executive directors
Fees	239	128	122

Executive directors
Fees	—	—	—
Salaries, allowance and other benefits in kind	825	846	637
Retirement benefits scheme contributions (note 37)	371	381	207
Discretionary bonuses	—	—	—

	1,196	1,227	844

Supervisors
Fees	—	—	—
Salaries, allowance and other benefits in kind	400	209	178
Retirement benefits scheme contributions (note 37)	180	94	55
Discretionary bonuses	—	—	—

	580	303	233

Emoluments of each of the directors and supervisors are all within the band of Nil to HK$1,000,000 for the years ended December 31, 2002, 2001 and 2000.

(b)	Employees’ emoluments

The five highest paid individuals in the Group in 2002 included three directors (2001 and 2000: five), details of whose emoluments are included in the disclosures in note 11(a) above. The emoluments of the remaining two individuals are as follows:

2002
RMB’000
Salaries, allowance and other benefits in kind	314
Retirement benefits scheme contributions (note 37)	141
Discretionary bonuses	—

455

Emoluments of each of these employees are all within the band of Nil to HK$1,000,000 for the year ended December 31, 2002.

YANZHOU COAL MINING COMPANY LIMITED

12.	INCOME TAXES

	Year ended December 31,
	2002	2001	2000
	RMB’000	RMB’000	RMB’000
Income taxes	524,534	391,488	295,607
Deferred tax credit (note 26)	(1,386)	(2,260)	(8,315)

	523,148	389,228	287,292

The Group is subject to an income tax rate of 33% on its taxable income. A reconciliation between the provision for income taxes computed by applying the standard PRC income tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Year ended December 31,
	2002	2001	2000
	RMB’000	RMB’000	RMB’000
Standard income tax rate in the PRC	33%	33%	33%
Standard income tax rate applied to income before income taxes	576,910	448,857	341,765
Reconciling items:
Transfer to future development fund deductible for tax purpose but not charged to income under IFRS	(76,101)	(67,364)	(54,363)
Amortization of the revaluation surplus of low-priced consumables deductible for tax purposes but not for accounting purposes under IFRS	—	(1,212)	(606)
Release of negative goodwill not subject to tax	(9,115)	(9,115)	—
Deemed interest not deductible for tax purposes	13,185	19,666	—
Allowance for doubtful debts not deductible for tax purposes	23,681	—	—
Government grants received not subject to tax	(6,652)	—	—
Others	1,240	(1,604)	496

Income taxes	523,148	389,228	287,292

Effective income tax rate	30%	29%	28%

The Company had received approval from the respective tax authorities for the filing of consolidated income taxes by the Parent Company prior to July 2001. Starting from July 2001, the Company submitted a separate income tax filing. The provision for income taxes of the relevant periods represents the provision calculated by the Company on the basis of a separate income tax filing. The subsidiary acquired during the year ended December 31, 2001 did not have any significant impact on the income taxes provided for the years ended December 31, 2001 and 2002.

YANZHOU COAL MINING COMPANY LIMITED

13.	DIVIDEND

	Year ended December 31,
	2002	2001	2000
	RMB’000	RMB’000	RMB’000

Final dividend approved	287,000	235,340	231,400

Pursuant to the annual general meeting held on June 16, 2000, a final dividend of approximately RMB231,400,000 or RMB0.089 per share proposed by the board of directors in respect of the year ended December 31, 1999 was approved and paid to the shareholders of the Company.

Pursuant to the annual general meeting held on June 15, 2001, a final dividend of approximately RMB235,340,000 or RMB0.082 per share proposed by the board of directors in respect of the year ended December 31, 2000 was approved and paid to the shareholders of the Company.

Pursuant to the annual general meeting held on June 7, 2002, a final dividend of approximately RMB287,000,000, or RMB0.100 per share proposed by the board of directors in respect of the year ended December 31, 2001 was approved and paid to the shareholders of the Company.

The board of directors proposes to declare a final dividend of approximately RMB298,480,000 calculated based on a total number of 2,870,000,000 shares issued at RMB1 each, at RMB0.104 per share in respect of the year ended December 31, 2002. The declaration and payment of the final dividend needs to be approved by the shareholders of the Company by way of an ordinary resolution in accordance with the requirements of the Company’s Articles of Association. A shareholders’ general meeting will be held for the purposes of considering and, if thought fit, approving this ordinary resolution.

14.	EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share for the years ended December 31, 2002, 2001 and 2000 is based on the net income for the year of RMB1,221,999,000, RMB970,945,000 and RMB748,360,000 and on the weighted average of 2,870,000,000 shares, 2,807,507,000 shares and 2,600,000,000 shares in issue, respectively, during the year.

The earnings per ADS have been calculated based on the net income for the relevant periods and on one ADS being equivalent to 50 shares.

15.	RESTRICTED CASH

At the balance sheet date, the amount represented the bank deposits pledged to certain banks to secure banking facilities granted to the Group.

YANZHOU COAL MINING COMPANY LIMITED

16.	BILLS AND ACCOUNTS RECEIVABLE

	At December 31,
	2002	2001
	RMB’000	RMB’000

Total bills receivable	239,974	155,883
Total accounts receivable	639,038	596,233
Less: Allowance for doubtful debts	(76,083)	(57,864)

Total bills and accounts receivable, net	802,929	694,252

Bills receivable represent unconditional orders in writing issued by or negotiated from customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties.

An analysis of the allowance for doubtful debts for 2002 and 2001 follows:

	2002	2001
	RMB’000	RMB’000

Balance at January 1	57,864	87,044
Additional allowance charged to income	64,604	—
Direct write-off charged against allowance	(46,385)	—
Allowance written back to income	—	(29,180)

Balance at December 31	76,083	57,864

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable at the reporting date:

	At December 31,
	2002	2001
	RMB’000	RMB’000

1 – 180 days	551,795	513,080
181 – 365 days	182,371	119,096
1 – 2 years	99,633	105,443
2 – 3 years	38,388	8,258
Over 3 years	6,825	6,239

	879,012	752,116

YANZHOU COAL MINING COMPANY LIMITED

17.	INVESTMENTS IN SECURITIES

	At December 31,
	2002	2001
	RMB’000	RMB’000
Available-for-sale investments

NON-CURRENT
Equity investments	1,760	1,760

CURRENT
Fixed maturity investments	88,702	49,997

The non-current investments in securities represents unlisted equity investments with no quoted market price and the amount was stated at cost subject to impairment recognition. The current investments in securities represents investments in listed fixed maturity securities that the Group does not intend or is not able to hold to maturity. The carrying amounts of these fixed maturity securities approximate their quoted market prices.

18.	INVENTORIES

	At December 31,
	2002	2001
	RMB’000	RMB’000
COST
Auxiliary materials, spare parts and small tools	309,246	269,510
Coal products	267,333	170,372

	576,579	439,882

YANZHOU COAL MINING COMPANY LIMITED

19.	PREPAYMENTS AND OTHER CURRENT ASSETS

	At December 31,
	2002	2001
	RMB’000	RMB’000
Advances to suppliers	133,687	82,538
Prepaid freight charges and related handling charges	153,191	146,113
Value added tax refund	342,596	419,145
Prepayments for purchase of property, plant and equipment	7,311	5,837
Prepaid land subsidence, restoration, rehabilitation and environmental costs	23,967	29,984
Receivables for utilities charges	8,162	7,670
Receivables for sales of auxiliary materials	7,835	49,991
Others	79,270	111,935

	756,019	853,213

Included in the balances as of December 31, 2002 and 2001 were allowances for doubtful debts of RMB3,539,000 and RMB2,508,000, respectively. During the year ended December 31, 2002, the Group made an allowance for doubtful debts of RMB1,600,000 and made direct write-downs of RMB569,000 charged against the balance of the allowances. During the year ended December 31, 2001, the Group made an allowance for doubtful debts of RMB2,508,000.

20.	MINING RIGHTS

RMB’000
COST
At January 1, 2002 and December 31, 2002	132,479

AMORTIZATION
At January 1, 2002	6,624
Provided for the year	6,624

At December 31, 2002	13,248

NET BOOK VALUES
At December 31, 2002	119,231

At December 31, 2001	125,855

In addition, the Parent Company and the Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay to the Parent Company, effective from September 25, 1997, an annual fee of RMB12,980,000 as compensation for the Parent Company’s agreement to give up the mining rights associated with the Group’s mines other than Jining III. The annual fee is subject to change after a ten-year period.

YANZHOU COAL MINING COMPANY LIMITED

21.	LAND USE RIGHTS

RMB’000
COST
At January 1, 2002	399,171
Additions on acquisition of Railway Assets	259,378

At December 31, 2002	658,549

DEPRECIATION
At January 1, 2002	27,151
Provided for the year	13,192

At December 31,2002	40,343

NET BOOK VALUES
At December 31, 2002	618,206

At December 31, 2001	372,020

The land use rights have a term of fifty years from the date of grant of land use rights certificates.

22.	PROPERTY, PLANT AND EQUIPMENT, NET

	Buildings	Railway structure	Mining structure	Plant, machinery and equipment	Transportation equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
COST
At January 1, 2002	1,889,262	—	3,556,324	5,945,331	169,497	270,689	11,831,103
Additions on acquisition of Railway Assets	48,009	720,704	—	88,388	19,760	519	877,380
Additions	7,363	—	—	432,500	10,848	387,066	837,777
Transfers	91,560	—	89,745	267,646	84,400	(533,351)	—
Disposals	(12,072)	—	—	(131,488)	(13,765)	—	(157,325)

At December 31, 2002	2,024,122	720,704	3,646,069	6,602,377	270,740	124,923	13,388,935

DEPRECIATION
At January 1, 2002	611,208	—	1,204,134	2,447,362	88,644	—	4,351,348
Provided for the year	100,921	52,286	96,087	583,846	35,938	—	869,078
Eliminated on disposals	(5,227)	—	—	(96,135)	(7,070)	—	(108,432)

At December 31,2002	706,902	52,286	1,300,221	2,935,073	117,512	—	5,111,994

NET BOOK VALUES
At December 31, 2002	1,317,220	668,418	2,345,848	3,667,304	153,228	124,923	8,276,941

At December 31, 2001	1,278,054	—	2,352,190	3,497,969	80,853	270,689	7,479,755

YANZHOU COAL MINING COMPANY LIMITED

23.	GOODWILL

	2002	2001
	RMB’000	RMB’000
COST
At January 1	15,545	15,545
Subsequent adjustment to contingent consideration payment in respect of the acquisition of Railway Assets (note 32)	40,000	—

At December 31	55,545	15,545

AMORTIZATION
At January 1	3,108	2,331
Provided for the year	777	777

At December 31	3,885	3,108

NET BOOK VALUES
At December 31	51,660	12,437

24.	NEGATIVE GOODWILL

	2002	2001
	RMB’000	RMB’000
COST
At January 1 and at December 31	138,101	138,101

RELEASED TO INCOME
At January 1	27,620	—
Released for the year	27,620	27,620

At December 31	55,240	27,620

NET BOOK VALUES
At December 31	82,861	110,481

The negative goodwill is released to income on a straight line basis over a period of five years.

25.	DEPOSIT MADE ON ACQUISITION OF INVESTMENTS IN SECURITIES

The amount represents a deposit paid by the Group in connection with the acquisition of a less than 1 percent stake in Shenergy Company Limited, a company listed on the SSE. The investment is in the form of state legal person shares, which are not tradeable on the SSE. The unpaid consideration at December 31, 2002 is shown as a capital commitment in note 36.

YANZHOU COAL MINING COMPANY LIMITED

26.	DEFERRED TAX ASSET

	2002	2001
	RMB’000	RMB’000
Balance at January 1	87,421	85,161
Credit for the year (note 12)	1,386	2,260

Balance at December 31	88,807	87,421

At the balance sheet date, the deferred tax asset represents the tax effect of temporary differences on the excess of provision for land subsidence, restoration, rehabilitation and environmental costs over the amount eligible for tax deduction.

There is no material unprovided deferred tax for the year or at the balance sheet date.

27.	BILLS AND ACCOUNTS PAYABLE

	At December 31,
	2002	2001
	RMB’000	RMB’000
Bills payable	100,982	115,860
Accounts payable	501,743	520,527

	602,725	636,387

The following is an aged analysis of bills and accounts payable at the reporting date:

	At December 31,
	2002	2001
	RMB’000	RMB’000
1–180 days	315,257	314,549
181–365 days	201,272	216,953
1–2 years	86,196	104,885

	602,725	636,387

YANZHOU COAL MINING COMPANY LIMITED

28.	OTHER PAYABLES AND ACCRUED EXPENSES

	At December 31,
	2002	2001
	RMB’000	RMB’000
Customers’ deposits	155,153	122,794
Accrued wages	46,389	36,131
Other taxes payable	149,273	54,276
Payables in respect of purchases of property, plant and equipment and construction materials	118,632	121,852
Utilities deposits received	4,784	4,661
Accrued freight charges	12,732	29,341
Accrued repairs and maintenance	28,201	25,103
Accrued utility expenses	10,372	3,547
Staff welfare payable	51,163	8,422
Accrued land subsidence, restoration, rehabilitation and environmental costs	4,468	32,450
Others	53,623	94,297

	634,790	532,874

29.	PROVISION FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

	2002	2001
	RMB’000	RMB’000
Balance at January 1	120,196	136,724
Additional provision in the year	238,297	210,939
Transfers to prepayments and accrued expenses	(275,449)	(227,467)

Balance at December 31	83,044	120,196

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

YANZHOU COAL MINING COMPANY LIMITED

30.	LONG-TERM BANK BORROWING

During the year, the Company obtained a new bank loan in the amount of RMB1,200,000,000. The loan bears interest at 6.21% per annum and is repayable in installments over a period of 7 years, the first repayment installment of which is due in August 2004. The proceeds were used to finance the acquisition of Railway Assets (see note 1).

The above loan is repayable as follows on December 31, 2002:

RMB’000
Within one year	—
More than one year, but not exceeding two years	200,000
More than two years, but not exceeding five years	600,000
Exceeding five years	400,000

1,200,000

31.	SHAREHOLDERS’ EQUITY

The Company’s share capital structure at the balance sheet date is as follows:

Class of shares	Type of shares	Number of shares at December 31, 2002 and 2001
Domestic invested shares	— State legal person shares (held by the Parent Company)	1,670,000,000
	— A shares (note 1)	180,000,000
Foreign invested shares	H shares (including H shares represented by ADS) (note 1)	1,020,000,000

	Total	2,870,000,000

Each share has a par value of RMB1.

Pursuant to regulations in the PRC, the Company is required to transfer an annual amount to a future development fund at RMB6 per tonne of raw coal mined. The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

The Company has to set aside 10% of its net income for the statutory common reserve fund (except where the fund has reached 50% of the Company’s registered capital) and 5% to 10% of its net income for the statutory common welfare fund. The statutory common reserve fund can be used for the following purposes:

•	to make good losses in previous years; or
•	to convert into capital, provided such conversion is approved by a resolution at a shareholders’ general meeting and the balance of the statutory common reserve fund does not fall below 25% of the registered capital.

YANZHOU COAL MINING COMPANY LIMITED

31.	SHAREHOLDERS’ EQUITY—continued

The statutory common welfare fund, which is to be used for the welfare of the staff and workers of the Company, is of a capital nature.

In accordance with the Company’s Articles of Association, the net income for the purpose of appropriation will be deemed to be the lesser of the amounts determined in accordance with (i) PRC accounting standards and regulations and (ii) IFRS or the accounting standards of the places in which its shares are listed.

The Company can also create a discretionary reserve in accordance with its Articles of Association or pursuant to resolutions which may be adopted at a meeting of shareholders.

The Company’s distributable reserve as at December 31, 2002 is the retained earnings computed under PRC GAAP which amounted to approximately RMB1,751,708,000.

The Company’s distributable reserve as at December 31, 2001 is also the retained earnings computed under PRC GAAP which have been restated from approximately RMB1,633,651,000 to approximately RMB1,197,704,000 as a result of the restatement of the amounts required for contribution to the future development fund as set out in note 42.

32.	ACQUISITION OF RAILWAY ASSETS

2002
RMB’000
The net assets of Railway Assets at the date of acquisition were as follows:
Bank balances and cash	141
Bills and accounts receivable	4,586
Prepayment and other current assets	132,633
Inventories	5,461
Land use rights	259,378
Property, plant and equipment, net	877,380
Bills and accounts payable	(22,830)
Other payables and accrued expenses	(14,163)

Net assets	1,242,586
Goodwill arising on subsequent adjustment to contingent consideration payment	40,000

1,282,586

Satisfied by:
Cash consideration paid on acquisition	1,242,586
Subsequent adjustment to contingent consideration payment	40,000

1,282,586

YANZHOU COAL MINING COMPANY LIMITED

32.	ACQUISITION OF RAILWAY ASSETS—continued

2002
RMB’000
Net cash outflow arising on acquisition:
Cash paid on acquisition	(1,282,586)
Bank balances and cash acquired	141

(1,282,445)

On January 1, 2002, the Company acquired Railway Assets from its Parent Company for a consideration of RMB1,242,586,000. Pursuant to the terms of the acquisition agreement, the consideration has been adjusted to RMB1,282,586,000 as the annual transportation volume of the Railway Assets reached the volume milestone target of 25,000,000 tonnes for the year ended December 31, 2002.

The contribution of the Railway Assets to the revenue and results of the Group for the year ended December 31, 2002 are set out under the heading “Coal railway transportation” in note 4.

33.	ACQUISITION OF JINING III

2001
RMB’000
The net assets of Jining III at the date of acquisition were as follows:

Bills and accounts receivable	2,920
Inventories	6,078
Prepayments and other current assets	1,362
Mining rights	132,479
Land use rights	88,929
Property, plant and equipment, net	2,372,525
Bills and accounts payable	(7,062)
Other payables and accrued expenses	(13,847)

Total net assets acquired	2,583,384
Negative goodwill	(138,101)

Consideration	2,445,283

Satisfied by:
Cash paid on acquisition	1,204,133
Installments paid during the year ended December 31, 2001	601,452
Amounts due to Parent Company and its subsidiary companies—due within one year	567,242
Amounts due to Parent Company and its subsidiaries—due after one year	72,456

Total consideration	2,445,283

YANZHOU COAL MINING COMPANY LIMITED

33.	ACQUISITION OF JINING III—continued

The total consideration of RMB2,445,283,000 disclosed above represents the present value of the installments payable in respect of the acquisition cost of Jining III. The difference between this amount and the gross payments due of RMB2,583,384,000, amounting to RMB138,101,000 represents a deemed interest charge on the acquisition which is charged to income in proportion to the balance outstanding each period.

Jining III contributed approximately RMB722,483,000 of net sales and RMB161,829,000 of income before income taxes during the year ended December 31, 2001.

34.	ACQUISITION OF ZHONGYAN

2001
RMB’000
The net assets of Zhongyan at the date of acquisition were as follows:
Bank and cash	4,651
Inventories	13,529
Prepayments and other current assets	8,981
Property, plant and equipment, net	344
Bills and accounts payable	(1,663)
Other payables and accrued expenses	(19,875)
Tax payable	(793)
Minority interest	(2,464)

Total net assets acquired	2,710

Consideration:
Satisfied by cash	2,710

Net cash inflow arising on acquisition:
Cash paid	(2,710)
Bank balances and cash acquired	4,651

1,941

During the year ended December 31, 2001, the Group acquired 52.38% of the issued share capital of Zhongyan for a cash consideration of RMB2,710,000. Zhongyan did not have any significant impact on the Group’s results or cash flows for that year. Proforma results assuming Zhongyan was acquired in January 2000 would approximate the Group’s actual results.

YANZHOU COAL MINING COMPANY LIMITED

35.	RELATED PARTY BALANCES AND TRANSACTIONS

The amounts due to the Parent Company and its subsidiary companies are non-interest bearing and unsecured.

The amounts due to the Parent Company and its subsidiary companies as at December 31, 2002 included the present value of the outstanding balance that arose from the funding of theacquisition of the mining rights of Jining III as of January 1, 2001 discounted using the market rate of bank borrowings (note 1).

	At December 31,
	2002	2001
	RMB’000	RMB’000
Amounts due to Parent Company and its subsidiary companies
Within one year	285,308	757,387
More than one year, but not exceeding two years	10,483	11,115
More than two years, but not exceeding five years	27,721	29,515
Exceeding five years	23,137	31,826

Total due	346,649	829,843
Less: amount due within one year	285,308	757,387

Amount due after one year	61,341	72,456

Except for the amounts disclosed above, the amounts due to the Parent Company and/or its subsidiary companies have no specific terms of repayments.

During the periods, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Year ended December 31,
	2002	2001	2000
	RMB’000	RMB’000	RMB’000
Income
Sales of coal	110,403	73,675	66,434
Gain on sales of auxiliary materials	12,385	11,586	9,429
Utilities and facilities	5,000	5,810	5,179
Railway transportation services	496	—	—

Expenditure
Utilities and facilities	1,350	600	600
Annual fee for mining rights	12,980	12,980	12,980
Purchases of supply materials	409,117	143,213	67,845
Railway transportation services	—	248,876	209,842
Repair and maintenance services	239,297	207,550	79,316
Social welfare and support services	186,657	150,860	125,519
Technical support and training	15,130	15,130	15,130
Road transportation services	33,208	6,302	10,474

YANZHOU COAL MINING COMPANY LIMITED

35.	RELATED PARTY BALANCES AND TRANSACTIONS—continued

During the periods, the Group had the following significant transactions with a related party, certain management members of which are also management members of the Group:

	Year ended December 31,
	2002	2001	2000
	RMB’000	RMB’000	RMB’000
Sales of coal	37,693	35,440	23,470

Certain expenditure for social welfare and support services (excluding medical and child care expenses) of RMB66,500,000, RMB56,220,000 and RMB54,950,000 for each of the three years ended December 31, 2002, 2001 and 2000, respectively, and for technical support and training of RMB15,130,000 for each of the three years ended December 31, 2002, 2001 and 2000, have been charged by the Parent Company at a negotiated amount per annum, subject to changes every year.

The above transactions were charged either at market prices or based on terms agreed by both parties.

On January 1, 2001, the Company acquired Jining III from the Parent Company (see note 1).

On January 1, 2002, the Company acquired Railway Assets from the Parent Company (see note 1).

In addition to the above, the Company participates in a multi-employer scheme of the Parent Company in respect of retirement benefits (see notes 7 and 37).

36.	COMMITMENTS

	At December 31,
	2002	2001
	RMB’000	RMB’000
Capital expenditure contracted for but not provided
in the financial statements in respect of:
— acquisition of property, plant and equipment	257,382	63,986
— acquisition of an equity investment	30,137	—

	287,519	63,986

YANZHOU COAL MINING COMPANY LIMITED

37.	RETIREMENT BENEFITS

Qualifying employees of the Company are entitled to a pension, medical and other welfare benefits. The Company participates in a multi-employer scheme of the Parent Company and pays a monthly contribution to the Parent Company in respect of retirement benefits at an agreed contribution rate based on the monthly basic salaries and wages of the qualified employees. The Parent Company is responsible for the payment of all retirement benefits to the retired employees of the Company.

The monthly contribution rate was set initially at 45% of the aggregate monthly basic salaries and wages of the Company’s employees, and was fixed until December 31, 2001. Upon expiration of the initial period, the Company and the Parent Company determined that the contribution rate should remain at 45% for the period from January 1, 2002 to December 31, 2006.

The Company’s subsidiary is a participant in a state-managed retirement scheme pursuant to which the subsidiary pays a fixed percentage of its qualifying staff’s wages as a contribution to the scheme. The subsidiary’s financial obligation under this scheme is limited to the payment of the employer’s contribution. During the year, contributions payable by the subsidiary pursuant to this arrangement were insignificant to the Group.

During the year and at the balance sheet date, there were no forfeited contributions which arose upon employees leaving the above schemes available to reduce the contributions payable in future years.

38.	HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the three years ended December 31, 2002, 2001 and 2000. Such expenses, amounting to RMB37,200,000, RMB30,970,000 and RMB29,970,000 for each of the three years ended December 31, 2002, 2001 and 2000, respectively, have been included as part of the social welfare and support services expenses summarized in note 35.

The Company currently makes a fixed monthly contribution for each of its qualifying employees to a housing fund which is equally matched by a contribution from the employees. The contributions are paid to the Parent Company which utilizes the funds, along with the proceeds from the sales of accommodation and, if the need arises, from loans arranged by the Parent Company, to construct new accommodation. Starting from 2002, the Parent Company intends to sell the new accommodation by reference to market prices instead of cost. Accordingly, the Company paid an additional housing allowance to the employees at a percentage of their wages.

YANZHOU COAL MINING COMPANY LIMITED

39.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of bills and accounts receivable, investments in securities, bills and accounts payable and amounts due to the Parent Company and/or its subsidiary companies of the Group approximate their fair values because of the short maturity of these amounts or because they are stated at present value discounted using market rates. In addition, the carrying amount of the long-term bank borrowing approximates its fair value as the interest rate approximates the market rate.

40.	CONCENTRATION OF CREDIT RISK

The Group maintains its cash and cash equivalents with banks in the PRC.

The Group generally grants the long-term customers credit terms with a range from one to four months, depending on the situations of the individual customers. For small to medium sized new customers, the Group generally requires them to pay for the products before delivery.

Most of the Group’s domestic sales are sales to electric power plants, metallurgical companies, construction material producers and railway companies. The Group generally has established long-term and stable relationships with these companies. The Group also sells its coal to provincial and city fuel trading companies.

As the Group does not currently have direct export rights, all of its export sales must be made through National Coal Corporation, Shanxi Coal Corporationor National Minerals Company. The quality, prices and final customer destination of the Group’s export sales are determined by the Group, National Coal Corporation, Shanxi Coal Corporation or National Minerals Company. The Group intends to apply for direct export rights although there can be no assurance that such rights will be obtained on a timely basis.

For the years ended December 31, 2002, 2001 and 2000, net sales to the Group’s five largest domestic customers accounted for approximately, 21.2%, 23.0% and 26.7%, respectively, of the Group’s total net sales. Net sales to the Group’s largest domestic customer, the Shandong Power and Fuel Company, accounted for 13.3%, 15.7% and 17.5% of the Group’s net sales for the years ended December 31, 2002, 2001 and 2000, respectively. The Shandong Power and Fuel Company purchases coal on behalf of several power plants in Shandong Province, the largest of which, the Zouxian Electric Power Plant, alone accounted for 12.6%, 14.9 % and 17.1% of the Group’s net sales for the years ended December 31, 2002, 2001 and 2000, respectively.

Details of the amounts receivable from the five customers with the largest receivable balances at December 31, 2002 and 2001 are as follows:

	Percentage of accounts receivable At December 31,
	2002	2001
Five largest receivable balances	52%	30%

YANZHOU COAL MINING COMPANY LIMITED

41.	POST BALANCE SHEET EVENT

Pursuant to a resolution passed by the board of directors on April 11, 2003, the Company will undertake a project to construct a port at Nanyang Lake adjacent to Jining III so that it can make use of transportation of domestic waterways connected with Jinghang Canal upon completion of the construction work. The approved capital expenditure for the project was approximately RMB250 million and is expected to be incurred in 2003.

42.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND PRC GAAP

The consolidated financial statements prepared under IFRS and those prepared under PRC GAAP have the following major differences:

(i)	adjustment of future development fund (see note 31), which is charged to income before income taxes under PRC GAAP, to shareholders’ equity:

(ii)	elimination of the revaluation surplus on low-priced consumables recognized on the establishment of the Company in 1997 and subsequently amortized to the statement of income under PRC GAAP;

(iii)	recognition of a deferred tax asset under IFRS for the tax consequence of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities;

(iv)	negative goodwill arising under IFRS for the acquisition of Jining III is recognized as income in the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets. No negative goodwill is recognized under PRC GAAP;

(v)	the installments payable to the Parent Company for the acquisition of Jining III have been stated at present value discounted using market rates under IFRS while under PRC GAAP, the instalments payable are stated at gross amounts. Accordingly, deemed interest expense arises on the installments payable to the Parent Company under IFRS and no such interest expenses are recognized under PRC GAAP; and

(vi)	dividends proposed by the directors after the balance sheet date and subject to approval in the annual general meeting are adjusted in the consolidated financial statements under PRC GAAP as at the balance sheet date.

YANZHOU COAL MINING COMPANY LIMITED

42.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND PRC GAAP—continued

The following table summarizes the differences between IFRS and PRC GAAP:

	Net income for the year ended December 31,			Net assets as at December 31,
	2002	2001	2000	2002	2001
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		(restated— see note below)	(restated— see note below)
As per consolidated financial statements prepared under IFRS	1,221,999	970,945	748,360	9,995,033	9,060,034
Impact of IFRS adjustments in respect of:
— transfer to future development fund which is charged to income before income taxes under PRC GAAP	(230,610)	(204,134)	(164,738)	—	—
— amortization of revaluation surplus on low-priced consumables recognized on the establishment of the Company under PRC GAAP	—	(3,672)	(1,835)	—	—
— deferred tax effect on temporary differences not recognized under PRC GAAP	(1,386)	(2,260)	(8,315)	(88,807)	(87,421)
— release of negative goodwill to income	(27,620)	(27,620)	—	(55,240)	(27,620)
— deemed interest expenses	39,956	59,595	—	99,551	59,595
— proposed final dividend	—	—	—	(298,480)	(287,000)
— others	777	3,399	777	6,517	5,740

As per consolidated financial statements prepared under PRC GAAP	1,003,116	796,253	574,249	9,658,574	8,723,328

Note:	According to a clarification of the relevant regulations obtained from the Ministry of Finance during the year ended December 31, 2002, the requirement of the Company to transfer an annual amount to the future development fund was not changed upon cancellation of the requirements for contributions to NCIB and SCMIB. Such amounts, representing RMB6 per tonne of raw coal mined, were required to be charged to income before income taxes, on a retrospective basis, under PRC GAAP. Accordingly, the Group’s net income for the years ended December 31, 2001 and 2000 under PRC GAAP have been restated and reduced by RMB204,134,000 and RMB164,738,000, respectively.

There are also differences in other items in the consolidated financial statements due to differences in classification between IFRS and PRC GAAP.

YANZHOU COAL MINING COMPANY LIMITED

43.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP

The consolidated financial statements are prepared in accordance with IFRS, which differ in certain significant respects from US GAAP. The significant differences relate principally to the accounting for the acquisitions of Jining II, Jining III and Railway Assets, the cost bases of property, plant and equipment and land use rights and related adjustments to deferred taxation.

Under IFRS, the acquisitions of Jining II, Jining III and Railway Assets have been accounted for using the purchase method which accounts for the assets and liabilities of Jining II, Jining III and Railway Assets at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill and amortized over a period of ten to twenty years. Any excess of the fair value of the net assets acquired over the purchase consideration is recorded as negative goodwill, which is presented as a deduction from the assets of the Group in the consolidated balance sheet. The Group releases the negative goodwill to the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets.

Under US GAAP, as the Group, Jining II, Jining III and Railway Assets are entities under the common control of the Parent Company, the assets and liabilities of Jining II, Jining III and Railway Assets are required to be included in the consolidated balance sheet of the Group at historical cost. The difference between the historical cost of the assets and liabilities of Jining II, Jining III and Railway Assets acquired and the purchase price paid is recorded as an adjustment to shareholders’ equity.

In applying the pooling of interest method, the financial statement items of the combining enterprises for the period in which the combination occurs and for any comparative periods disclosed should be included in the financial statements of the combined enterprises as if they had been combined from the beginning of the earliest period presented. The effect of accounting for the acquisition of Railway Assets using the pooling of interest method on the gross revenue and net income under US GAAP for the year ended December 31, 2001 and 2000 is as follows:

	Year ended December 31,
	2001	2000
	RMB’000	RMB’000
Gross revenue
As previously reported	6,369,649	4,843,515
Pooling of interest adjustment:
Gross revenue from Railway Assets	427,430	307,284
Less: Elimination of inter-segment transactions	(247,756)	(208,889)

As restated	6,549,323	4,941,910

Net income
As previously reported	1,058,878	812,323
Pooling of interest adjustment:
Net income from Railway Assets	168,675	106,249

As restated	1,227,553	918,572

YANZHOU COAL MINING COMPANY LIMITED

43.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP—continued

Under IFRS, the mining rights of Jining III are stated at purchase consideration less amortization. Mining rights are amortized on a straight line basis over twenty years, being the useful life estimated based on the total proven and probable reserves of the coal mine. Under US GAAP, as both the Group and Jining III are entities under the common control of the Parent Company, the mining rights have to be restated at nil cost and no amortization on mining rights will be recognized. However, a deferred tax asset relating to the capitalization of mining rights is required to be recognized under US GAAP as a higher tax base resulting from the capitalization is utilized for PRC tax purposes.

Under IFRS, property, plant and equipment and land use rights are stated at their respective fair values at the date of acquisition even including transactions between entities under common control. The fair value amount becomes the new cost basis of the assets of the Company formed from the reorganization and depreciation is based on such new basis. Under US GAAP, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. Accordingly, property, plant and equipment and land use rights are restated at the historical cost and no additional depreciation on the fair value amounts will be recognized under US GAAP. However, a deferred tax asset relating to the difference in cost bases between the fair value at the date of acquisition and historical cost is required to be recognized under US GAAP as the tax basis of the assets is the fair value amount at the date of acquisition.

YANZHOU COAL MINING COMPANY LIMITED

43.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP—continued

The adjustments necessary to restate net income and shareholders’ equity in accordance with US GAAP are shown in the tables set out below.

	Year ended December 31,
	2002	2001	2000
	RMB’000	RMB’000	RMB’000
Net income as reported under IFRS	1,221,999	970,945	748,360

US GAAP adjustments:

Additional depreciation charged on property, plant and equipment and land use rights	188,178	164,684	165,103
Additional deferred tax charges attributable to differences in cost bases of property, plant and equipment and land use rights	(62,098)	(54,346)	(54,484)
Additional deferred tax charges attributable to capitalization of mining rights	(2,186)	(2,186)	—
Amortization of negative goodwill on acquisition of Jining III	(27,620)	(27,620)	—
Amortization of mining rights of Jining III	6,624	6,624	—
Amortization of goodwill arising on acquisition of Jining II	777	777	777
Loss of Jining III included in the Group using the pooling of interest method		—	(47,433)
Profit of Railway Assets included in the Group using the pooling of interest method	—	168,675	106,249

Net income under US GAAP	1,325,674	1,227,553	918,572

Earnings per share under US GAAP	RMB0.46	RMB0.44	RMB0.35

Earnings per ADS under US GAAP	RMB23.10	RMB21.86	RMB17.66

YANZHOU COAL MINING COMPANY LIMITED

43.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP—continued

	At December 31,
	2002	2001
	RMB’000	RMB’000
Shareholders’ equity as reported under IFRS	9,995,033	9,060,034
US GAAP adjustments:
Difference in cost bases of property, plant and equipment and land use rights	(2,561,032)	(1,982,444)
Additional depreciation charged on property, plant and equipment and land use rights	937,329	749,151
Additional deferred tax asset attributable to differences in cost bases of property, plant and equipment and land use rights	535,822	406,987
Goodwill arising on acquisition of Jining II	(11,660)	(12,437)
Negative goodwill arising on acquisition of Jining III, net	82,861	110,481
Mining rights of Jining III	(119,231)	(125,855)
Additional deferred tax asset attributable to capitalization of mining rights	39,346	41,532
Net assets of Railway Assets incorporated under pooling of interest
— current assets	—	142,821
— property, plant and equipment and land use rights, net	—	1,136,758
— deduct: difference in cost bases of property, plant and equipment and land use rights	—	(578,588)
— current liabilities	—	(36,993)
	—	663,998

Consideration payable on acquisition of Railway Assets	—	(1,242,586)

Goodwill arising on contingent payment for acquisition of Railway Assets	(40,000)	—

Shareholders’ equity under US GAAP	8,858,468	7,668,861

YANZHOU COAL MINING COMPANY LIMITED

43.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP—continued

A reconciliation of certain significant financial statement line items to the approximate amounts determined under US GAAP is as follows:

	At December 31,
	2002	2001
	RMB’000	RMB’000

Total current assets

As reported under IFRS	3,820,163	3,213,824

US GAAP adjustments:

Total current assets of Railway Assets incorporated under pooling of interest	—	142,821
Reclassification of deferred tax assets as current assets	88,807	87,421

As adjusted under US GAAP	3,908,970	3,444,066

Mining rights

As reported under IFRS	119,231	125,855

US GAAP adjustment:
Mining rights of Jining III	(119,231)	(125,855)

As adjusted under US GAAP	—	—

Goodwill

As reported under IFRS	51,660	12,437

US GAAP adjustments:
Goodwill arising on acquisition of Jining II	(11,660)	(12,437)
Goodwill arising on contingent payment for acquisition of Railway Assets	(40,000)	—

As adjusted under US GAAP	—	—

YANZHOU COAL MINING COMPANY LIMITED

43.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP—continued
	At December 31,
	2002	2001
	RMB’000	RMB’000

Negative goodwill

As reported under IFRS	(82,861)	(110,481)

US GAAP adjustment:

Negative goodwill arising on acquisition of Jining III, net	82,861	110,481

As adjusted under US GAAP	—	—

Deferred tax assets

As reported under IFRS	88,807	87,421

US GAAP adjustments:

Additional deferred tax asset attributable to differences in cost bases of property, plant and equipment	364,416	315,587
Additional deferred tax asset attributable to differences in cost bases of land use rights	171,406	91,400
Additional deferred tax asset attributable to capitalization of mining rights	39,346	41,532

As adjusted under US GAAP	663,975	535,940

Analyzed as:
Current	88,807	87,421
Non-current	575,168	448,519

	663,975	535,940

Total current liabilities

As reported under IFRS	(1,662,734)	(2,047,637)

US GAAP adjustments:

Total current liabilities of Railway Assets incorporated under pooling of interest	—	(36,993)
Consideration payable on acquisition of Railway Assets	—	(1,242,586)

As adjusted under US GAAP	(1,662,734)	(3,327,216)

YANZHOU COAL MINING COMPANY LIMITED

43.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP—continued
	At December 31,
	2002	2001
	RMB’000	RMB’000

Land use rights

As reported under IFRS	618,206	372,020

US GAAP adjustments:

Difference in cost bases of land use rights	(550,634)	(297,181)
Additional depreciation charged on land use rights	31,222	20,209
Land use rights of Railway Assets incorporated under pooling of interest	—	5,925

As adjusted under US GAAP	98,794	100,973

Property, plant and equipment

As reported under IFRS	8,276,941	7,479,755

US GAAP adjustments:

Difference in cost bases of property, plant and equipment	(2,010,398)	(1,685,263)
Additional depreciation charged on property, plant and equipment	906,107	728,942
Property, plant and equipment of Railway Assets incorporated under pooling of interest	—	552,245

As adjusted under US GAAP	7,172,650	7,075,679

YANZHOU COAL MINING COMPANY LIMITED

43.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP—continued

	Year ended December 31,
	2002	2001	2000
	RMB’000	RMB’000	RMB’000
Cost of sales and service provided

As reported under IFRS	3,362,901	2,812,583	1,983,520
US GAAP adjustments:
Additional depreciation charged on property, plant and equipment	(163,934)	(158,524)	(160,132)
Amortization of mining rights of Jining III	(6,624)	(6,624)	—
Cost of service provided of Railway Assets included in the Group using the pooling of interest method	—	137,715	101,581
Cost of sales of Jining III included in the Group using the pooling of interest method	—	—	120,564

As adjusted under US GAAP	3,192,343	2,785,150	2,045,533

Selling, general and administrative expenses

As reported under IFRS	1,231,059	759,631	636,436

US GAAP adjustments:

Additional depreciation charged on:
— property, plant and equipment	(13,231)	(216)	(216)
— land use rights	(11,013)	(5,944)	(4,755)
Amortization of goodwill arising on acquisition of Jining II	(777)	(777)	(777)
Expenses of Railway Assets included in the Group using the pooling of interest method	—	39,209	48,076
Expenses of Jining III included in the Group using the pooling of interest method	—	—	37,581
Reclassification of doubtful debt allowance written back	—	(29,180)	—

As adjusted under US GAAP	1,206,038	762,723	716,345

YANZHOU COAL MINING COMPANY LIMITED

43.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP—continued

	Year ended December 31,
	2002	2001	2000
	RMB’000	RMB’000	RMB’000
Other Operating income

As reported under IFRS	103,729	117,896	60,883

US GAAP adjustments:

Amortization of negative goodwill on acquisition of Jining III	(27,620)	(27,620)	—
Other operating income of Railway Assets included in the Group using the pooling of interest method	—	128	—
Reclassification of doubtful debt allowance written back	—	(29,180)	—
Reclassification of interest income from bank deposits and investments in securities to other income	(30,218)	(39,863)	(25,984)

Net income under US GAAP	45,891	21,361	34,899

Income taxes

As reported under IFRS	523,148	389,228	287,292

US GAAP adjustments:

Additional deferred tax charges attributable to differences in cost bases of property, plant and equipment and land use rights	62,098	54,346	54,484
Additional deferred tax charges attributable to capitalization of mining rights	2,186	2,186	—
Income taxes of Railway Assets included in the Group using the pooling of interest method	—	83,079	52,331

Net income under US GAAP	587,432	528,839	394,107

YANZHOU COAL MINING COMPANY LIMITED

43.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP—continued

The following US GAAP condensed consolidated balance sheets and statements of income have been derived from the financial statements prepared in accordance with IFRS and reflect the adjustments and reclassifications presented above to conform to US GAAP.

CONSOLIDATED BALANCE SHEET

	At December 31,
	2002	2001
	RMB’000	RMB’000

Assets
Current assets
Deferred tax asset	88,807	87,421
Other current assets	3,820,163	3,356,645

	3,908,970	3,444,066
Land use rights	98,794	100,973
Property, plant and equipment	7,172,650	7,075,679
Deferred tax assets	575,168	448,519
Other non-current assets	31,898	1,760

	11,787,480	11,070,997

Liabilities and shareholders’ equity
Current liabilities	1,662,734	3,327,216
Non-current liabilities	1,261,341	72,456
Shareholders’ equity	8,858,468	7,668,861
Minority interest	4,937	2,464

	11,787,480	11,070,997

CONSOLIDATED STATEMENT OF INCOME

	Year ended December 31,
	2002	2001	2000
	RMB’000	RMB’000	RMB’000

Gross sales of coal	7,772,315	6,369,649	4,843,515
Transportation costs of coal	(1,558,414)	(1,244,763)	(923,224)

Net sales of coal	6,213,901	5,124,886	3,920,291
Railway transportation service income	142,471	179,674	98,395
Cost of sales and service provided	(3,192,343)	(2,785,150)	(2,045,533)
Selling, general and administrative expenses	(1,206,038)	(762,723)	(716,345)
Other operating income	45,891	21,361	34,899
Interest expenses	(117,929)	(61,519)	(5,012)
Other income	30,218	39,863	25,984

Income before income taxes	1,916,171	1,756,392	1,312,679
Income taxes	(587,432)	(528,839)	(394,107)

Income before minority interest	1,328,739	1,227,553	918,572
Minority interest	3,065	—	—

Net income	1,325,674	1,227,553	918,572

YANZHOU COAL MINING COMPANY LIMITED

43.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP—continued

Details of recent accounting pronouncements are as follows:

In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No.142, “Goodwill and Other Intangible Assets” which requires that upon adoption, amortization of goodwill and other intangible assets with indefinite lives will cease and instead, the carrying value of these intangible assets will be evaluated for impairment on an annual basis. Identifiable intangible assets with definitive lives will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 142 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Group adopted SFAS No. 142 during the year ended December 31, 2002 and it did not have a material effect in the Group’s financial statements.

In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” which is effective for financial statements issued for fiscal years beginning after June 15, 2002. This statement addresses the diverse accounting practices for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Group adopted SFAS No. 143 on January 1, 2003 and it did not have a material effect in the Group’s financial statements.

In October 2002, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” which is effective for financial statements issued for fiscal years beginning after December 15, 2001. SFAS No. 144 applies to all long-lived assets (including discontinued operations) and it develops one accounting model for long-lived assets that are to be disposed of by sale. The Group adopted this standard during the year ended December 31, 2002 and it did not have a material effect in the Group’s financial statements.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”, to update, clarify, and simplify certain existing accounting pronouncements. Specifically, SFAS No. 145: (i) Rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, an amendment of APB Opinion 30, and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”, which amended SFAS No. 4, as these two standards required that all gains and losses from the extinguishment of debt be aggregate and, if material, classified as an extraordinary item. Consequently, such gains and losses will now be classified as extraordinary only if they meet the criteria for extraordinary treatment set forth in APB Opinion 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extra-ordinary, Unusual and Infrequently Occurring Events and Transactions; (ii) Rescinds SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”, an amendment of Chapter 5 of Accounting Research Bulletins No. 43 and an interpretation of APB Opinions 17 and 30, because the discrete event to which the Statement relates is no longer relevant; (iii) Amends SFAS No. 13, “Accounting for leases”, to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as such transactions; (iv) Makes certain technical corrections, which the FASB deemed to be non-substantive, to a number of existing accounting pronouncements. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 and No. 64 are effective for fiscal years beginning after May 15, 2002. The provisions related to the amendment of SFAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of SFAS No. 145 are effective for financial statements issued on or after May 15, 2002. For those provisions that become effective during the year ended December 31, 2002, there was no significant impact on the Group’s financial position and results of operations; for the remaining provision under SFAS No. 145, management is assessing, but has not yet determined, the impact such provisions will have, if any, on its financial position and results of operations.

YANZHOU COAL MINING COMPANY LIMITED

43.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP—continued

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Such costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 replaces the previous accounting guidance provided by the Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Group is evaluating the impact of the adoption of this standard and has not yet determined the effect of the adoption on its financial position and results of operations.

In October 2002, the FASB issued SFAS No. 147, “Acquisitions of Certain Financial Institutions—an amendment of FASB statements No.72 and 144 and FASB Interpretation No. 9”, which relates to the application of the purchase method of accounting, and is effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The provisions related to accounting for the impairment or disposal of certain long-term customers-relationship intangible assets are effective on October 1, 2002. Transition provisions for previously recognized unidentifiable intangible assets are effective on October 1, 2002, with earlier application permitted. On October 1, 2002, the Group adopted SFAS No. 147 and it did not have a material effect in the Group’s financial statements.

In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123”, which amends SFAS No.123, “Accounting for Stock-Based Compensation”. SFAS No.148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No.148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements of the effects of stock-based compensation. The transition guidance and annual disclosure provision of SFAS No.148 are effective for fiscal years ended after December 15, 2002, with earlier application permitted in certain circumstances. The Group did not provide stock-based compensation to its employees and accordingly the adoption of this standard will not have a material effect on the Group’s financial statements.

In November 2002, the FASB issued Interpretation (“FIN”) No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods after December 15, 2002. The Group had no guarantees as of December 31, 2002. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The Group is evaluating the impact of the adoption of the recognition and initial measurement requirements of FIN No. 45 but has not yet determined the effect of the adoption on its financial position and results of operations.