Form 20-F
period 2003-12-31
YANZHOU COAL MINING CO LTD
filed 2004-06-30
CIK 1048098

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended DECEMBER 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-14714

(Exact name of Registrant as specified in its charter)

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

People’s Republic of China

(Jurisdiction of incorporation or organization)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares H Shares, par value RMB1.00 each*	New York Stock Exchange The Stock Exchange of Hong Kong Limited

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

1,850,000,000 Domestic Shares, par value RMB1.00 per share

1,020,000,000 H Shares, par value RMB1.00 per share

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

CAUTIONARY STATEMENT

Certain information contained in this annual report, which does not relate to historical financial information may be deemed to constitute forward-looking statements. The words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “believe” or similar expressions are intended to identify “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, or the Exchange Act. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. These forward-looking statements include, without limitation, statements relating to:

•	future prices and demand for our products and demand for our customers’ products;

•	future PRC tariff levels and export quotas for coal;

•	sales of our products;

•	the amount and nature of, and potential for, future development;

•	coal mine reserves potential;

•	production forecasts of coal;

•	trends in the coal industry and domestic and international coal market conditions;

•	the effectiveness of our cost-saving measures;

•	future expansion plans and capital expenditures;

•	expected production capacity increases;

•	competition;

•	changes in legislation, regulations and policies;

•	estimates of proven and probable coal mine reserves;

•	our research and development plans; and

•	our dividend policy.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties, which could cause actual results to differ materially from our expectations. These risks are more fully described in the section entitled “Item 3. Key Information—Risk Factors.”

Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

Unless otherwise indicated, statistical and market trend information, as well as statements related to market position and competitive data, are based on our internal statistics and/or estimates gathered from our own research and/or various publicly available sources.

CERTAIN DEFINITIONS AND SUPPLEMENTAL INFORMATION

As used herein, references to “we”, “our”, “our company” or “us” refer to Yanzhou Coal Mining Company Limited, unless the context indicates otherwise. References to the “Parent Company” include references to Yankuang Group Corporation Limited (formerly known as Yanzhou Mining (Group) Corporation Limited) and, in respect of references to any time prior to our incorporation, are to the businesses, assets and liabilities of the Predecessor that were not transferred to us in the Restructuring and, where the context requires, includes our subsidiaries, and references to the “Predecessor” mean the entity that held all our assets and liabilities as well as the assets and liabilities of the Parent Company prior to the Restructuring.

As used herein, “Restructuring” means our incorporation on September 25, 1997 and the transfer to us, effective as of September 25, 1997, of the principal coal mining businesses of the Predecessor and certain assets and liabilities of the Predecessor relating thereto, together with certain other businesses, assets and liabilities of the Predecessor.

References to Shares herein refer to our (i) domestic invested shares held by the Parent Company on behalf of the State, RMB1.00 par value each (the “State Legal Person Shares”), (ii) domestic invested shares, RMB1.00 par value each (the “A Shares”), (iii) overseas listed foreign invested shares issued and traded in HK dollars, par value RMB1.00 each (the “H Shares”), and (iv) American Depositary Shares (“ADSs”), each of which represents 50 H Shares, collectively. The ADSs are evidenced by American Depositary Receipts (“ADRs”).

References to the “Domestic Shares” herein refer to the State Legal Person Shares and A Shares collectively.

References to the “Combined Offering” herein refer to (i) our offering of H Shares in Hong Kong in an offer for subscription, (ii) our offering of ADSs in a public offering initially in the United States and Canada, and (iii) our offering of ADSs outside the United States, Canada and the PRC and to certain professional investors in Hong Kong that purchased ADSs or H Shares other than in the Hong Kong offering. The Combined Offering was completed by us in April 1998 and resulted in the issuance by us of 850,000,000 H Shares, held in H Share and ADS form.

References to the “Directors, Supervisors and Executive Officers” herein refer to our directors, supervisors and executive officers as discussed in Item 6 herein.

References to the “Articles of Association” herein refer to our articles of association, as amended from time to time.

As used herein, “Eastern China” includes Shandong Province, Jiangsu Province, Anhui Province, Zhejiang Province, Fujian Province, Jiangxi Province and Shanghai municipality.

As used herein, “PRC Government” or “Government” or “State” means the central government of the People’s Republic of China (the “PRC” or “China”), including all political subdivisions (including provincial, municipal and other regional or local governmental entities) and instrumentalities thereof.

As used herein, “tonne” means metric tonne, equal to 1,000 kilograms or approximately 2,205 pounds in weight.

Certain mining terms used herein are defined in the “Glossary of Mining Terms” annexed as Appendix B to the registration statement on Form F-l forming part of the registration statement filed with the U.S. Securities and Exchange Commission, a copy of which may be obtained upon request.

We publish our financial statements in Renminbi yuan, the official legal tender currency of the PRC. Except as otherwise stated herein, all monetary amounts in this Form 20-F have been presented in RMB.

Our audited financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), which differ in certain material respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Note 45 to our audited financial statements provides a reconciliation of our financial statements to U.S. GAAP in accordance with Item 18 of Form 20-F.

References to the “Financial Statements” herein refer to the Financial Statements in Item 18 of this Form 20-F annual report.

EXCHANGE RATES

Unless otherwise specified, references in this Form 20-F to “U.S. dollars” or “U.S.$” are to United States dollars, references to “HK dollars” or “HK$” are to Hong Kong dollars and references to “Renminbi” or “RMB” are to Renminbi yuan.

Solely for the convenience of the reader, certain items in this Form 20-F contain translations of Renminbi amounts into U.S. dollars. All such Renminbi translations of amounts from Renminbi to U.S. dollars have been made, except as otherwise noted, at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2003 of U.S.$1.00 = RMB8.28. No representation is made that the Renminbi amounts could have been or could be converted into U.S. dollars at that rate or at any other rate.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Historical Financial Information

The following tables present our summary income statement data and cash flow data for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 and the summary balance sheet data as of December 31, 1999, 2000, 2001, 2002 and 2003. The summary balance sheet data as of December 31, 2002 and 2003 and income statement and cash flow data for the years ended December 31, 2001, 2002 and 2003 have been derived from, and should be read in conjunction with, the audited financial statements included elsewhere in this report. The summary balance sheet data as of December 31, 1999, 2000 and 2001 and income statement and cash flow data for the years ended December 31, 1999 and 2000 have been derived from our audited financial statements as of and for such dates and are not included in this annual report. Unless otherwise indicated, the financial statements are prepared and presented in accordance with International Financial Reporting Standards, also known as “IFRS”. For a reconciliation of our net income and owner’s equity to generally accepted accounting principles in the United States, also known as “U.S. GAAP” see Note 45 to the Financial Statements.

	As of and For the Year Ended December 31,
	1999	2000	2001	2002	2003	2003
	RMB	RMB	RMB	RMB	RMB	U.S.$
	(Amounts in millions except numbers of Shares and ADSs, and per Share, per ADS and operating data)
INCOME STATEMENT DATA
IFRS
Net Revenue
Net sales of coal
Domestic	2,302.6	2,090.7	2,599.8	3,414.0	4,337.1	524.0
Export (1)	1,059.8	1,509.0	2,276.2	2,799.9	2,457.2	296.9
Railway transportation service income	—	—	—	142.5	154.6	18.7
Total net revenue	3,362.4	3,599.7	4,876.0	6,356.4	6,948.9	839.6
Gross profit	1,748.6	1,616.2	2,063.4	2,993.5	3,193.9	385.9
Operating income	1,170.9	1,040.7	1,421.7	1,866.1	2,034.9	245.9
Income from continuing operation	1,170.9	1,040.7	1,421.7	1,866.1	2,034.9	245.9
Interest expenses	(10.5)	(5.0)	(61.5)	(117.9)	(60.0)	(7.2)
Income before income taxes	1,160.4	1,035.7	1,360.2	1,748.2	1,974.9	238.6
Net income	825.1	748.4	970.9	1,222.0	1,386.7	167.5
Net income per Share	0.32	0.29	0.35	0.43	0.48	0.06
Net income per ADS	15.87	14.39	17.29	21.29	24.16	2.92
Operating income per Share (2)	0.45	0.40	0.51	0.65	0.71	0.09
Income from continuing operation per ADS	22.52	20.01	25.32	32.51	35.45	4.28

U.S. GAAP
Net income (2)	935.5	918.6	1,227.6	1,325.7	1,499.2	181.1
Net income per Share	0.36	0.35	0.44	0.46	0.52	0.06
Net income per ADS	17.99	17.66	21.86	23.1	26.12	3.16

CASH FLOW DATA
IFRS
Net cash provided by operating activities	957.9	1,023.2	1,610.2	2,239.7	2,701.2	326.4
Depreciation	503.3	514.2	819.6	851.1	933.8	112.8

Net cash used in investing activities	(467.7)	(464.7)	(1,948.2)	(2,165.5)	(1,310.3)	(158.3)
Net cash (used in) provided by financing activities	(263.2)	(231.4)	618.0	345.2	(911.4)	(110.1)

OTHER FINANCIAL DATA
Operating income	1,170.9	1,040.7	1,421.7	1,866.1	2,034.9	245.9
Less: Interest income	(24.5)	(26.0)	(39.9)	(30.2)	(17.8)	(2.2)
Add: Depreciation and amortisation	503.8	515.0	827.0	858.5	950.5	114.8
EBITDA (3)	1,650.2	1,529.7	2,208.8	2,694.4	2,967.6	358.5
EBITDA margin (4)	49.1%	42.5%	45.3%	42.4%	42.7%	42.7%

OPERATING DATA
Raw coal production (’000 tonnes)	24,002	27,456	34,018	38,435	43,279	—
Net sales (’000 tonnes)
Domestic	16,395	16,430	18,369	20,582	25,776	—
Export	6,204	10,085	12,666	14,466	13,632	—
Total	22,599	26,515	31,035	35,048	39,408	—

BALANCE SHEET DATA
IFRS
Net current assets	745.8	1,270.7	1,166.2	2,157.4	2,045.2	247.1
Property, plant and equipment and land use right, net	5,516.0	5,500.5	7,851.8	8,895.1	9,221.3	1,114.1
Total assets	7,599.4	8,103.7	11,182.6	12,924.0	13,909.9	1,680.6
Total long-term borrowings	—	—	72.5	1,261.3	650.9	54.5
Owners’ equity	6,352.7	6,869.6	9,060.0	9,995.0	11,083.2	1,339.1

U.S. GAAP
Property, plant and equipment and land use right, net	4,023.2	6,564.0	7,176.7	7,271.4	7,785.8	940.7
Total assets	6,585.2	9,604.6	11,071.0	11,787.5	12,845.8	1,552.0
Owners’ equity	5,338.5	8,349.6	7,668.9	8,858.5	10,019.2	1,210.5

Number of Shares
Domestic Shares	1,750.0	1,750.0	1,850.0	1,850.0	1,850.0	1,850.0
H Shares (including H Shares represented by ADS)	850.0	850.0	1,020.0	1,020.0	1,020.0	1,020.0
ADS	17.0	17.0	20.4	20.4	20.4	20.4
Dividend per
Domestic Share/H Share (5)	0.057	0.089	0.082	0.100	0.104	0.013
ADS(6)	2.85	4.45	4.10	5.00	5.20	0.63

(1)	Export sales constituted 31.5%, 41.9%, 46.7%, 44.0% and 35.4% of total net revenue in 1999, 2000, 2001, 2002 and 2003, respectively.
(2)	The net income for the years ended December 31, 1999, 2000 and 2001 under U.S. GAAP included the loss of Jining III acquired in 2001 using the pooling of interest method. The net income for the years ended December 31, 2000 and 2001 under U.S. GAAP included the profit of Railway Assets using the pooling of interest method.

Net income under U.S. GAAP for the year ended December 31, 1999 and total assets value and owners’ equity under U.S. GAAP as at December 31, 1999 and 2000, have not been restated to show the effects of the acquisition of Railway Assets accounted for as a pooling of interests (see note 45 to the Financial Statements) as such information is not available without significant costs and effort.

(3)	EBITDA refers to earnings before interest income, interest expense, taxes, depreciation and amortization. EBITDA should not be construed as an alternative to operating income or any other measure of performance or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing and financing activities. The items of net income excluded from EBITDA are significant components in understanding and assessing our financial performance, and EBITDA does not take into account capital expenditures or changes in working capital, which could have a material impact on our operating cash flow. Our computation of EBITDA may not be comparable to other similarly titled measures of other companies. We have included the information concerning EBITDA because management believes it is a useful supplement to cash flow data as a measure of our performance.
(4)	EBITDA margin represents EBITDA as a percentage of our total net revenue.
(5)	The calculation of Dividend per Domestic Share/H Share is based on the dividend paid in the relevant year and total number of Domestic Shares and H Shares ranking for the dividend.
(6)	Dividend per ADS is calculated at 50 times Dividend per Domestic Share/H Share based on one ADS being equivalent to 50 H Shares.

Exchange Rate Information

The following table sets forth, for the periods indicated, the noon buying rates for U.S. dollars in New York for cable transfers payable in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York expressed in Renminbi per U.S. dollar:

	Noon Buying Rate
Period	Period End	Average(1)	High	Low
	(expressed in RMB per U.S.$)
1999	8.2795	8.2785	8.2880	8.2770
2000	8.2774	8.2784	8.2799	8.2768
2001	8.2766	8.2772	8.2786	8.2763
2002	8.2800	8.2770	8.2800	8.2699
2003	8.2767	8.2771	8.2800	8.2765
December	8.2767	8.2770	8.2772	8.2765
2004
January	8.2768	8.2770	8.2772	8.2767
February	8.2769	8.2771	8.2773	8.2769
March	8.2770	8.2771	8.2774	8.2767
April	8.2771	8.2869	8.2772	8.2768
May	8.2769	8.2771	8.2773	8.2768
June (through June 25)	8.2767	8.2767	8.2768	8.2766

Source: The Noon Buying Rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

(1)	Determined by averaging the rates on the last business day of each month during the respective period, except for monthly averages, which are determined by averaging the rates on each business day of the month.

On June 25, 2004, the noon buying rate for Renminbi was U.S.$1.00 = RMB8.2767

B. Capitalization and Indebtedness

Not applicable.

C. Reason for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business and results of operations are dependent on coal markets, which may be cyclical.

As the majority of our revenue is derived from sales of coal and coal-related products, our business and operating results are substantially dependent on the domestic and international demand for coal. The domestic and international coal markets are cyclical and exhibit fluctuation in supply and demand from year to year and are subject to numerous factors beyond our control, including, but not limited to, the economic conditions in the PRC, the global economic conditions and fluctuations in industries with high demand for coal, such as the power and steel industries. Historically, the domestic and international markets for coal and coal-related products have at times experienced alternating periods of increased demand, causing production capacity, prices and margins to increase, followed by periods of excess supply, causing production capacity, prices and margins to decline. As a significant percentage of our sales of coal products are for power generation, a significant downturn in the power industry will also materially and adversely affect our business and results of operations. There can be no assurance that the domestic or international demand for coal will continue to grow, or that the domestic or international coal markets will not experience excess supply. A significant decline in demand or excess supply for coal may have a material adverse effect on our business and results of operations.

Our business relies on our major customers.

Our largest domestic customer, the Shandong Power and Fuel Company, accounted for 15.7%, 13.3% and 11.3% of our net sales in 2001, 2002 and 2003, respectively. The Shandong Power and Fuel Company purchases coal on behalf of several electric power plants in Shandong Province, the largest of which, the Zouxian Electric Power Plant, alone accounted for 14.9%, 12.6% and 9.6% of our net sales in 2001, 2002 and 2003, respectively. The Zouxian Electric Power Plant’s total coal requirements were approximately 5.0 million tonnes in 2003. We estimate that we supplied approximately 79.0%, 85.0% and 77.0% of the Zouxian Electric Power Plant’s coal requirements during 2001, 2002 and 2003, respectively. We believe we are likely to remain the Zouxian Electric Power Plant’s principal coal supplier because (i) we are located within close proximity to the Zouxian Electric Power Plant, (ii) the Zouxian Electric Power Plant is unable to receive railway shipments of coal other than through our own railway network and (iii) the Zouxian Electric Power Plant’s boilers were designed to use our coal. However, our ability to conclude favorable terms of sale with the Shandong Power and Fuel Company with respect to coal supply to the Zouxian Electric Power Plant may be substantially impaired by current restrictions on price increases for coal sold to the electric power industry. Given the large percentage of our revenues derived from the supply of coal to the Zouxian Electric Power Plant, any adverse developments at the Zouxian Electric Power Plant or in our long-term relationships with the Zouxian Power Plant could have an adverse impact on our results of operations.

We do not have direct export rights.

Currently, we do not have direct export rights. As a result, all of our export sales must be made through intermediary export sales companies. We use three such companies: China National Coal Industry Import and Export Corporation, Minmetals Trading Co., Ltd. and Shanxi Coal Import and Export Group Corp. (collectively, the “Export Sales Companies”). The quantity, quality, prices and final customer destination of our export sales are determined by us, the Export Sales Companies and overseas coal purchasers. As a result, we do not directly control matters such as port storage, loading, unloading and shipping processes. Although we are in the process of applying to the PRC central government, with the assistance of the Shandong provincial government, for direct export rights there can be no assurance that such rights will be obtained on a timely basis or at all. In addition, as export sales represent a significant percentage of our total sales, any material changes in the international coal market could adversely affect our export sales and results of operations.

Our business relies on short-term sales contracts and letters of intent.

Consistent with PRC coal industry practice, a substantial portion of our sales are made pursuant to sales contracts and letters of intent signed during the annual national coal trading convention in accordance with the Guidance Allocation Plan of the PRC. Approximately 85.0%, 85.0% and 86.0% of our sales in 2001, 2002 and 2003, respectively, were derived from such sales contracts and letters of intent. These sales contracts and letters of intent generally specify the quantities and timing of purchases planned over a time period generally no longer than one year. Prices with respect to purchases made under the letters of intent are generally determined at the time of sale based on mutual agreement between us and the relevant customers. Such letters of intent may not be enforceable due to their omission of certain material terms.

In the past, we and our customers have completed the majority of the transactions contemplated under such letters of intent. However, a sudden and significant increase in the proportion of unrealized sales could have a material adverse impact on our results of operations. Furthermore, as the price of coal sold pursuant to such letters of intent is generally not established until immediately prior to sale, any significant downturn in the market price of coal could have an immediate and adverse impact on our results of operations.

Our results of operations are vulnerable to volatility in prices for coal.

Coal prices are subject to cyclical fluctuations from time to time due to imbalances between demand and supply. Fluctuations in prices directly affect our operating and financial performance. We have experienced substantial price fluctuations in the past and believe that such fluctuations will continue. The average selling price of our coal products was RMB157.1 per tonne in 2001, RMB177.3 per tonne in 2002, and RMB172.4 in 2003. In China, the primary factors affecting coal prices and coal consumption patterns are overall economic development, the demand for electricity, the development of the electricity generation, steel and construction industries and demand for coal from these industries. In addition to the above, our export selling price is also affected by the supply of coal from the international coal industry, including the location, availability, quality and price of competing sources of coal, other fuels such as natural gas, oil and nuclear power, and alternative energy sources such as hydroelectric power. Demand for our coal in the export market is also affected by international shipping costs. Any reduction in the demand for our coal by the foreign or domestic electricity generation or steel industries may cause a decline in profitability. Likewise, any significant decline in domestic or export coal prices could materially and adversely affect our result of operations.

Our product delivery relies on the PRC’s railway transportation system.

Approximately 54.5%, 64.7% and 60.1% of our net sales in 2001, 2002 and 2003, respectively, were derived from sales of coal transported by the PRC’s national railway system (excluding coal sold to the Zouxian Electric Power Plant, which were transported entirely by and within our own railway network). The PRC railway system cannot fully satisfy PRC coal transportation requirements, and discrepancies between capacity and demand for transportation exist in certain areas of the PRC. Currently, our domestic customers are mainly located in Eastern China, where the railway system is relatively advanced. While we have in the past generally been allocated sufficient railway capacity and acquired sufficient rail cars to transport our coal, we have at times experienced delays in securing necessary capacity or rail cars. No assurance can be given that we will continue to be allocated adequate railway transport capacity or acquire adequate rail cars, or that we will not experience any material delay in transporting our coal as a result of insufficient railway transport capacity or rail cars.

The coal reserve data in this annual report are only estimates, and our actual production, revenues and expenditures with respect to our reserves may differ materially from these estimates.

The coal reserve data on which we base our production, revenue and expenditure plans are only estimates that may differ materially from our actual mining results. There are inherent uncertainties in estimating reserves, including many factors, assumptions and variables involved in estimating reserves that are beyond our control. The actual volume of reserves and our rates of production may be less than these estimates may imply.

Our reserves estimates may change substantially if new information subsequently becomes available. Fluctuations in the price of commodities, variation in production costs or different recovery rates may ultimately result in our estimated reserves being revised. If such a revision were to indicate a substantial reduction in proven or probable reserves at one or more of our major mines, it could negatively affect our results of operations, financial condition and prospects.

Competition in the PRC coal industry is increasing and our business and prospects will be adversely affected if we are not able to compete effectively.

We face competition in all areas of our business. Competition in the coal industry is based on many factors, including price, production capacity, coal quality and characteristics, transportation capability and costs, blending capability and brand name. Our coal business competes in the domestic and international markets with other large domestic coal producers and certain major international coal mining companies. Some of our overseas competitors may have greater financial, marketing, distribution and other resources than we do, and more well-known brand names in the international markets. We currently compete favorably on the quality of our coal products. However, there can be no assurance that we will continue to compete favorably due to quality improvements by our competitors. Although we believe that we compete favorably with respect to transportation capability and costs, due to insufficient rail capacity for the transportation of coal from Shanxi Province and the Inner Mongolia Autonomous Region (where our principal competitors are located) to Eastern China (where demand for coal has been most strong) and the significant costs incurred in transporting coal from these regions to Eastern China, improvements in the PRC national rail network will reduce our competitive advantage in transportation. For example, the PRC Government is planning to construct additional railways to transport coal from Northern and Northwestern China to Eastern China. Accordingly, the completion of these projects may increase the supply of coal available to customers in Eastern China, which may have a material adverse impact on our results of operations.

Our operations may be affected by uncertain mining conditions.

As with all underground coal mining companies, our operations are affected by mining conditions such as a deterioration in the quality or thickness of faults and/or coal seams, pressure in mine openings, presence of gas and/or water inflow and propensity to spontaneous combustion, as well as operational risks associated with industrial or engineering activity, such as mechanical breakdowns. Although we have conducted geological investigations to evaluate such mining conditions and adapt our mining plans to address them, there can be no assurance that the occurrence of any adverse mining conditions would not result in an increase in our costs of production, a reduction of our coal output or the temporary suspension of our operations.

Underground mining is also subject to certain risks such as methane outbursts, and accidents caused by roof weakness and groundfalls. There can be no assurance that the occurrence of such events or conditions would not have a material adverse impact on our business and results of operations.

We may suffer losses resulting from industry-related accidents and lack of insurance.

We operate coal mines and related facilities that may be affected by water, gas, fire or structural problems. As a result, we, like other coal mining companies, have experienced accidents that have caused property damage and personal injuries. We have implemented safety measures for our production facilities and provided on-the-job training for our employees. In addition, we have, in accordance with relevant laws, set aside approximately 1.8% of employees’ total remuneration for employees’ injury insurance. There can be no assurance that industry-related accidents will not occur in the future.

We do not currently maintain fire, casualty or other property insurance covering our properties, equipment or inventories, other than with respect to vehicles. In addition, we do not maintain any business interruption insurance or any third party liability insurance to cover claims in respect of personal injury, property or environmental damage arising from accidents on our properties, other than third party liability insurance with respect to vehicles. Any uninsured losses and liabilities incurred by us could have a material adverse effect on our financial condition and results of operations.

We may be required to allocate additional funds for land subsidence.

A consequence of the longwall mining methods used at our mines is land subsidence above underground mining sites. Depending on the circumstances, we may relocate inhabitants from the land above the underground mining sites prior to mining those sites or we may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined. We may also be required to make payments for restoration, rehabilitation or environmental protection of the land after the underground sites have been mined. An estimate of such costs is recognized in the period in which the obligation is identified and is charged as an expense in our income statement in proportion to the coal extracted. The payment for such costs is funded from working capital. The amount charged to income statements in 2003 amounted to RMB268.3 million. The accrual for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on the past occurrences of land subsidence. However, the accrual is only an estimate. The estimate of the costs for restoration, rehabilitation or environmental protection of the land may be subject to change in the future as the actual costs become apparent and standards established by the PRC Government change from time to time. Therefore, there can be no assurance that such estimates are accurate or that our restoration, rehabilitation and relocation costs will not substantially increase in the future or that the PRC Government will not impose new fees in respect of land subsidence. Any such substantial increases or new fees could have a material adverse effect on our results of operations.

Our business operations may be adversely affected by present or future environmental regulations.

As a producer of coal products, we are subject to significant, extensive, and increasingly stringent environmental protection laws and regulations in China. These laws and regulations:

•	impose fees for the discharge of waste substances;

•	require the establishment of reserves for reclamation and rehabilitation;

•	require the payment of fines for serious environmental offences; and

•	allow the PRC Government, at its discretion, to close any facility that fails to comply with orders requiring it to correct or stop operations causing environmental damage.

Our coal mining operations produce significant amounts of waste water, gas and solid waste materials. Currently, the PRC Government is moving toward more rigorous enforcement of applicable laws and regulations as well as the adoption and enforcement of more stringent environmental standards. Our budgeted amounts of capital expenditure for environmental regulatory compliance may not be sufficient and we may need to allocate additional funds for such purpose. If we fail to comply with current or future environmental laws and regulations, we may be required to pay penalties or fines or take corrective actions, any of which may have a material adverse effect on our business operations and financial condition.

In addition, China is a signatory to the 1992 United Nations Framework Convention on Climate Change and the 1997 Kyoto Protocol, which are intended to limit emissions of greenhouse gases. Efforts to control greenhouse gas emission in China could result in reduced use of coal if power generators switch to sources of fuel with lower carbon dioxide emissions, which in turn could reduce the revenues of our coal business and have a material adverse effect on our results of operations.

New quotas for coal exports in the PRC may adversely affect the amount of our coal exports, which accounts for a significant percentage our net sales of coal.

Export sales of coal accounted for 46.7%, 45.1% and 36.2% of our net sales of coal during 2001, 2002 and 2003, respectively. In addition, average selling prices for export coal sales are generally higher than average selling prices for domestic sales. In 2003, average selling prices for export sales were RMB180.26 per tonne, compared to average selling prices for domestic sales of RMB168.26 per tonne. On June 9, 2004, we announced the contracted price and volume of our export coal sales to Japan for 2004. The contracted volume is 10.4 million tonnes, which is equivalent to 86.7% of our 12 million tonnes coal export target for 2004. The average contracted price of our coal exports under these agreements is set at US$51.93 per tonne, representing an increase of US$21.49 per tonne, or 70.6%, from 2003.

In January 2004, the PRC Government promulgated new regulations, entitled “Measures for the Administration of Quotas for Coal Export,” which take effect on July 1, 2004. Under the new regulations, the National Development and Reform Commission and the Ministry of Commerce will be responsible for determining the total volume of the PRC’s export quota of coal and allocating the quota among the authorized coal exporters. Under the regulations, the National Development and Reform Commission and the Ministry of Commerce are required to announce the total export quota available for 2005 by not later than October 31, 2004, and annually thereafter in the same manner. After the total available export quota has been announced, the National Development and Reform Commission and the Ministry of Commerce will accept written applications from authorized coal exporters for allocation of specific export quotas for the following year.

We are unable to predict what impact, if any, they may have on the level of our export coal sales for 2005 and later years. Article 10 of the regulations provides that, in determining the allocation of specific quotas to authorized coal exporters, the National Development and Reform Commission and the Ministry of Commerce will refer to the exporters’ respective coal export performances in the previous year. Because we are one of the largest coal exporters in China, we believe that our export quotas should be among the larger quotas granted, relative to other PRC exporters. Although our 2004 export sales have not been affected by the new regulations, if national coal exports are reduced, the level of our export sales in future periods could be affected, which in turn could adversely affect our results of operations.

Our Parent Company may have a significant influence on us.

Currently, the Parent Company owns 58.19% of our outstanding shares. Our Articles of Association provide that, in addition to any obligation imposed by law, a controlling shareholder shall not exercise its voting rights in a manner prejudicial to the interests of the shareholders generally, including voting with respect to certain enumerated matters of fundamental importance to shareholders. There has not been, however, any published report of judicial enforcement in the PRC of any such provisions by minority shareholders.

In addition to being our majority shareholder, the Parent Company also provides certain materials, utilities and services to us pursuant to the materials and services supply agreement dated October 17, 1997 between us and the Parent Company (as amended by supplemental agreements dated October 30, 2001 and May 29, 2003). Any material financial or operational problems experienced by the Parent Company leading to disruption of its operations could materially affect our operations and future prospects.

Our operations are subject to a number of risks relating to the PRC.

We are also subject to a number of risks relating to the PRC, including the following:

•	The central and local PRC governments continue to support the development and operation of coal industry in China. If the PRC Government changes its current policies that are currently beneficial to us, we may face significant constraints on our flexibility and ability to expand our business operations or to maximize our profitability.

•	Under current PRC regulatory requirements, our projects for the development of new coal mines require PRC Government approval. If any of our important projects required for our growth or cost reduction are not approved, or are not approved on a timely basis, our financial condition and operating performances could be adversely affected.

•	The PRC Government has been reforming, and is expected to continue to reform its economic system. Many of the reforms are unprecedented or experimental, and are expected to be refined and improved. Other political, economic and social factors can also lead to further readjustment of the reform measures. This refining and readjustment process may not always have a positive effect on our operations. Our operating results may be adversely affected by changes in the PRC’s economic and social conditions and by changes in policies of the PRC Government such as changes in laws and regulations (or the interpretation thereof), imposition of additional restrictions on currency conversion and reduction in tariff protection and other import restrictions.

•	Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s PRC interbank foreign exchange market rate and current exchange rates on the world financial markets. Since 1994, the official exchange rate for the conversion of Renminbi to U.S. dollars has generally been stable. Any devaluation of the Renminbi, however, may adversely affect the value of, and dividends payable on, our H shares and ADSs in foreign currencies since we receive our revenues and denominate our profits in Renminbi. Our financial condition and operating performance may also be affected by changes in the value of certain currencies other than Renminbi in which our earnings and obligations are denominated. In particular, a devaluation of the Renminbi is likely to increase the portion of our cash flow required to satisfy our foreign currency-denominated obligations.

Our coal operations are extensively regulated by the PRC Government and government regulations may limit our activities and adversely affect our business operations.

Our coal operations, like those of other PRC energy companies, are subject to extensive regulation by the PRC Government. Central governmental authorities, such as the National Development and Reform Commission, the State Environmental Protection Administration, the Ministry of Land and Resources, the State Administration of Coal Mine Safety, the and the State Bureau of Taxation, and provincial and local authorities and agencies exercise extensive control over various aspects of China’s coal mining and transportation (including rail and sea transport). These controls affect the following material aspects of our operations:

•	exploration, exploitation and mining rights and licensing;

•	rehabilitation of mining sites after mining is completed;

•	recovery rate requirements;

•	pricing of our transport services;

•	industry-specific taxes and fees;

•	target of our capital investments;

•	export quotas and procedures;

•	pension funds appropriation;

•	waivers of certain import tariffs on our supplies; and

•	environmental and safety standards.

We may face significant constraints on our ability to implement our business strategies or to carry out or expand our business operations. Our business may also be materially and adversely affected by future changes in certain regulations and policies of the PRC Government in respect of the coal industry. New legislation or regulations may be adopted that may materially and adversely affect our coal operations, our cost structure or the demand for our products. In addition, new legislation or regulations or different or more stringent interpretation of existing laws and regulations may also require us to substantially change our existing operations or incur significant costs.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were established on September 25, 1997 as a PRC joint stock company with limited liability under the Company Law of the PRC (the “Company Law”). The Predecessor, formerly known as Yanzhou Mining Bureau, was established in 1973. In 1996, upon receipt of approval from the former State Economic and Trade Commission and the former Ministry of Coal Industry (“MOCI”), the Predecessor was incorporated and renamed Yanzhou Mining (Group) Corporation Limited.

We are qualified as a foreign-invested company as our H Shares accounted for 35.5% of our outstanding shares as of December 31, 2003. In April 2001, we were approved by the Minister of Foreign Trade and Economic Cooperation to convert from a joint stock company with limited liability to a Sino-foreign joint stock company with limited liability under the Company Law and the Sino-Foreign Joint Venture Law of the PRC.

Our contact information is:

•	Business address: 40 Fushan Road, Zoucheng, Shandong Province, PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn/mygsbak/index.asp

Our coal mines include Nantun, Xinglongzhuang, Baodian, Dongtan and Jining II, which commenced production in 1973, 1981, 1986, 1989 and 1997, respectively. Pursuant to an Acquisition Agreement (the “Jining III Acquisition Agreement”) entered into between us and the Parent Company on August 4, 2000, we acquired Jining III, which commenced commercial production at the end of 2000, on January 1, 2001.

We are engaged in underground mining, preparation and sale of coal, and providing railway coal transportation services. We believe that we were one of the most profitable coal mining companies in the PRC in 2003 and the largest coal producer in Eastern China with raw coal production of 43.3 million tonnes in 2003. As of December 31, 2003, the in-place proven and probable reserves of our six coal mines totaled an estimated 2,038.2 million tonnes. In 2003, we were one of the largest coal exporter in the PRC in terms of sales volume.

We have successfully developed a mechanized comprehensive caving method and have developed mining equipment suitable for thick coal seam extraction. The patented mechanized comprehensive caving method is one of the most advanced mining technologies in the world. We continue to improve our proprietary caving method for internal use or license to third party mining companies.

The location of a coal mine affects its competitiveness due to the significant costs of coal transport. We believe that our mines are well-situated given the rapid economic growth of Eastern China, the insufficient supply of coal produced in this region and the substantial costs involved in transporting coal to Eastern China from Shanxi Province, which accounts for a substantial portion of the country’s total coal production. In 2001, 2002 and 2003, 31.9%, 27.7% and 35.2%, respectively, of our total net sales were derived from sales to customers within Shandong Province. Our largest end-user, the nearby Zouxian Electric Power Plant, accounted for 14.9%, 12.6% and 9.6% of our total net sales in 2001, 2002 and 2003, respectively. Net sales to customers located in the rapidly growing Yangtze delta region, encompassing Shanghai Municipality, Jiangsu Province and Zhejiang Province, were 13.5%, 18.3% and 20.3% of our net sales in 2001, 2002 and 2003, respectively. Exports, principally to Japan, accounted for 46.7%, 44.0% and 35.4%of our net sales of coal in 2001, 2002 and 2003, respectively.

The principal coal reserves in our mines consist of prime quality, low-sulphur coal, capable of yielding a product with an ash content as low as 6%. We sell thermal coal, which is suitable for large-scale electric power generation, as well as semi-soft coking coal, which is used in metallurgical production. Our primary customers include electric power plants and metallurgical mills located in Eastern China and the areas along the Beijing-Hangzhou Grand Canal, which are generally more economically developed than other areas of China, and foreign enterprises located in East Asia. Of our net sales in 2001, 2002 and 2003, 26.4%, 24.0% and 20.5%, respectively, were direct sales to PRC electric utility customers, with the remainder representing sales principally to metallurgical companies, cement companies, other industrial manufacturers and third-party distributors. Our major domestic customers include Shandong Power and Fuel Company, Shanghai Power Company, Shanghai Baoshan Iron & Steel Company, Dongguan Shijie Fuel Company, and Zhejiang Electric Power Bureau. Relationships between us and our key customers are stable.

In 2003, we generated total net revenue (including net sales of coal and net income from railway transportation services), operating income and net income of RMB6,948.9 million, RMB2,034.9 million and RMB1,386.7 million, respectively.

Organizational Structure

In 2003, we had seven functional departments, namely the Secretariat of the Board of Directors, Department of Coordination, Department of Human Resources, Department of Financial Planning, Department of Production Technology, Department of Safety Scrutiny and Department of Economic Operation. The Board of Directors, at a meeting held on June 25, 2004, resolved to change the name of the Department of Safety Scrutiny to the Bureau of Safety Scrutiny, and to establish four business departments/centers, namely Electrical Engineering and Power Department, Ventilation and Dust Elimination Department, Geological Survey Department and Technical Center.

Capital Expenditures / Recent Developments

Our principal sources of capital have been cash from operations, cash flow from bank loans and the proceeds from issuance of new Shares. Our principal capital expenditures have been to acquire property, plant and equipment. During 2001, 2002 and 2003, total capital expenditures were RMB3,314.7 million, RMB2,120.4 million and RMB1,351.8 million, respectively.

Our Board of Directors held a meeting on April 11, 2003, at which it resolved to approve the opening of a canal route connecting the Jining III coal mine to the Beijing-Hangzhou Grand Canal by the construction of the Jining Sihe Coal Port which is adjacent to the Jining III coal mine. We have invested RMB250 million in the construction of the first phase of the Jining Sihe Coal Port, which was completed at the end of December 2003. The Jining Sihe Coal Port includes a dock with a loading capacity of 1,000 tonnes and a coal stockpile of 180,000 tonnes. It has an annual handling capacity of 3.0 million tonnes and has been in operation since January 2004. This investment was financed from internally generated funds.

In August, 2003, we acquired an 80% equity interest in Zoucheng Nanmei Shipping Co., Ltd. for RMB10.1 million. Zoucheng Nanmei Shipping Co., Ltd. changed its name to Shandong Yanmei Shipping

Co., Ltd. (“Shandong Yanmei Shipping”) on December 29, 2003. We acquired another 12% equity interest in Shandong Yanmei Shipping for RMB1.5 million on December 30, 2003. Currently, we own a 92% equity interest in Shandong Yanmei Shipping. This investment was financed from internally generated funds.

B. Business Overview

Principal Products and Services

We are engaged in underground mining, preparing and selling coal and provision of railway transportation services.

Coal Production

We produce prime quality, low-sulphur coal capable of yielding a product with an ash content as low as 6%. Our products consist principally of thermal coal, which is suitable for large-scale electric power generation, as well as semi-soft coking coal, which is used in metallurgical production. The following table sets out the ash and sulphur content, calorific value and principal applications of the various types of coal produced by us:

	Sulphur content	Ash Content	Calorific Value	Washed	Principal Application
	%	%	(megajoule/ kilogram)
No.1 Clean Coal	0.4	7-8 average 7.6	26-28 average 27.6	Yes	High-quality metallurgical production
No.2 Clean Coal	0.5	8-10 average 9.6	26-28 average 26.8	Yes	Metallurgical production; manufacture of construction materials; production of liquidize coal
No.3 Clean Coal	0.6	10-16 average 13	24-26 average 25.3	Yes	Metallurgical production; electric power generation; coal chemical production
Lump Coal	0.6	12-14 average 12.5	25-26 average 25.5	Yes	Manufacture of construction materials; power generation; coal for oven application
Screened Raw Coal	0.6	18-27 average 20.3	24-26 average 25.3	No	Power generation
Mixed Coal	0.6	22-30 average 29.3	18-22 average 20.1	Yes	Power generation

The following table sets out our principal coal products based on sales volume and net sales in the years ended December 31, 2001, 2002 and 2003.

	Year Ended December 31,
	2001		2002		2003
	Sales Volume	Net Sales	Sales Volume	Net Sales	Sales Volume	Net Sales
	(‘000 tonnes)	(RMB million)	(‘000 tonnes)	(RMB million)	(‘000 tonnes)	(RMB million)
No. 1 Clean Coal	257.9	56.2	422.5	100.1	513.8	128.2
No. 2 Clean Coal	3,782.4	715.5	6,086.4	1,245.9	6,729.2	1,287.6
No. 3 Clean Coal	11,838.4	2,053.7	12,369.0	2,300.1	11,952.7	2,126.3
Lump Coal	—	—	—	—	583.4	130.3
Screened Raw Coal	12,169.1	1,786.0	12,628.6	2,213.4	13,937.5	2,499.4
Mixed Coal and others	2,987.6	264.6	3,541.5	354.5	5,690.9	622.5

Total	31,035.4	4,876.0	35,048.0	6,214.0	39,407.5	6,794.3

We continuously carried out measures to increase production capacity in 2003, resulting in steady increases in coal output. Our coal production increased by approximately 4.9 million tonnes, or 12.6%, to 43.3 million tonnes in 2003 as compared with our production for the same period in 2002. We are currently producing at full capacity. We intend to seek an expansion of our capacity by merging with, acquiring or investing in other coal mines in the future.

Railway Transportation Services

In 2002, we acquired from the Parent Company a local railway transportation network (the “Railway Assets”) consisting of a total of 184 kilometers of track constructed by the Parent Company and connecting our coal mines with the national railway system, nearby distribution points and in some cases, directly with large customers’ facilities. As of December 31, 2003, we have paid the Parent Company a total of RMB1,322.6 million (including contingent consideration of RMB80 million incurred in 2002 and 2003) as consideration for the acquisition of the Railway Assets.

We acquired the Railway Assets in order

•	to capture a portion of the transportation costs of our coal as revenues, and thereby achieve a return on our investment in the Railway Assets;

•	to enhance cost controls by increasing coordination of coal production, transportation and sales; and

•	to assume a greater degree of control over transportation of our coal, which is especially important during the peak seasons.

In addition, we offer railway transportation services to third parties in our general area, including the Parent Company. In 2003, we transported a total of 28.3 million tonnes of goods, including 28.1 million tonnes of coal, compared to 27.0 million tonnes of goods and 26.9 million tonnes in 2002. External revenue generated through the operations of the railway transportation services segment were RMB154.6 million in 2003, compared to RMB142.5 million in 2002.

Sales and Marketing

Consistent with PRC coal industry practice, a substantial portion of our sales is made pursuant to sales contracts and letters of intent signed during the annual national coal trading convention. These sales contracts and letters of intent generally specify the quantities and timing of purchases planned over a time period generally no longer than one year. Prices with respect to purchases made under the letters of intent are generally determined at the time of sale. The remaining portion of our sales are made to the customers who have further demand after the coal trading convention, subject to availability.

We have a flexible credit policy for different categories of customers. Depending upon the customer, we may allow open accounts, or require acceptance bills, and delivery against cash. Generally, we extend credit (generally for periods not exceeding 180 days) to major customers with long-term relationships and require other customers to pay for their products before delivery.

Most of our domestic coal sales are made to electric power plants, metallurgical mills, chemical engineering companies, construction material manufacturers and fuel trading companies. Over the years, we have established long-term and stable relationships with many of these companies. We also sell our coal to provincial and municipal fuel trading companies, which in turn distribute our coal to their customers. We conduct our domestic sales through sales offices in Guangdong Province, Shanghai City and Zhejiang Province. In addition, we sell some of our coal to overseas customers. Our export sales are made through three Export Sales Companies. According to the export sales agency contracts, we pay agency fees to the agents, who in turn enter into export sales contracts on our behalf with foreign customers. We are currently in the process of applying to the PRC central government, with the assistance of the Shandong provincial government, for direct export rights. If we are successful in securing direct export rights, we will be able to negotiate and reach agreements directly with foreign customers.

Effective from January 1, 2004, the VAT export refund for export sales of our coal products decreased to 11% from 13% of the annual export sales. Accordingly, the effective VAT tax rate of our export sales will increase by 2% which will in turn increase the cost of our export sales.

The following table sets out our sales of coal products by our customers’ industries for the years ended December 31, 2001, 2002 and 2003:

	Year Ended December 31,
	2001		2002		2003
	Net Sales	% of Net Coal Sales	Net Sales	% of Net Coal Sales	Net Sales	% of Net Coal Sales
	(RMB million)		(RMB million)		(RMB million)
Domestic Sales
Electric power plant	1,288.1	26.4	1,522.9	24.5	1,421.4	20.9
Metallurgical mills	174.7	3.6	323.0	5.2	294.9	4.3
Construction material and chemical manufacturers	217.9	4.5	346.8	5.6	329.8	4.9
Fuel trading companies and others	919.1	18.8	1,221.3	19.7	2,291.0	33.7

Exports	2,276.2	46.7	2,799.9	45.0	2,457.2	36.2

Total	4,876.0	100.0	6,213.9	100.0	6,794.3	100.0

Our domestic coal sales are concentrated in Eastern China, particularly in Shandong Province. The following table sets out our net coal sales by geographic region for the years ended December 31, 2001, 2002 and 2003:

	Year Ended December 31,
	2001		2002		2003
	Net Sales	% of Net Coal Sales	Net Sales	% of Net Coal Sales	Net Sales	% of Net Coal Sales
	(RMB million)		(RMB million)		(RMB million)
Domestic Sales
Eastern China
Shandong Province	1,553.4	31.9	1,750.0	28.2	2,443.7	36.0
Jiangsu Province	255.9	5.2	353.8	5.7	546.6	8.0
Zhejiang Province	174.2	3.6	396.9	6.4	495.6	7.3
Shanghai	226.3	4.6	404.2	6.5	365.5	5.4
Other provinces in the region (1)	87.6	1.8	83.7	1.3	86.9	1.3
Subtotal	2,297.4	47.1	2,988.6	48.1	3,938.3	58.0
Southern China (2)	302.4	6.2	425.4	6.9	398.8	5.8
Exports	2,276.2	46.7	2,799.9	45.0	2,457.2	36.2

Total	4,876.0	100.0	6,213.9	100.0	6,794.3	100.0

(1)	Includes Anhui Province, Fujian Province and Jiangxi Province.
(2)	Includes Guangdong Province, Hainan Province and Hunan Province.

The following table sets out our major domestic and overseas customers:

Domestic	Overseas+
Shandong Power and Fuel Company	Nippon Steel Corp.
Shanghai Power Company	Sumitomo Metallurgy, Inc.
Dongguan Shijie Fuel Company	Idemitsu
Zhejiang Electric Power Company	JFE Steel Corporation
UBE Industries, Ltd.

+    Through Export Sales Companies

In 2001, 2002 and 2003, net sales to our five largest domestic customers accounted for 23.0%, 21.2% and 18.5%, respectively, of our total net sales. Net sales to our largest domestic customer, Shandong Power and Fuel Company, accounted for 15.7%, 13.3% and 11.3% of our net sales for the years ended December 31, 2001, 2002 and 2003, respectively. The Shandong Power and Fuel Company purchases coal on behalf of several power plants in Shandong Province, the largest of which, the Zouxian Electric Power Plant, accounted for 14.9%, 12.6% and 9.6% of our net sales for the years ended December 31, 2001, 2002 and 2003, respectively.

We exported 12.7 million, 14.5 million and 13.6 million tonnes of coal in 2001, 2002 and 2003, respectively, accounting for approximately 14.8%, 16.9% and 14.5% of the PRC’s total coal export sales in the respective periods. Export sales primarily consist of sales of our No. 2 and No. 3 Clean Coal to Japan. Our net export sales decreased from 44.0% of total net sales in 2002 to 35.4% in 2003. Most of our major overseas end-users are located in East Asian countries and regions, such as Japan, Korea and Taiwan, with Japan being the largest market. We have established close relationships with overseas customers in the past, notwithstanding that all export sales were made through the Export Sales Companies.

Our sales and marketing department conducts routine customer visits and customer satisfaction surveys. In addition, we hire independent market consultants throughout the Eastern China and Southern China regions to collect market information. Information gathered from these sources, together with general market information from other sources, is included in our market data center.

Product Pricing

The prices for our products are based on market price or are determined on a contract basis but not subject to governmental control. Currently, pricing decisions with respect to our products are made by us taking into account: (i) prices in the relevant local coal markets (inclusive of transportation costs); (ii) grade and quality of the coal; and (iii) relationships with customers. Most of the transportation costs for domestic sales of our products are borne by the customers. Our sales and marketing department has access to domestic and international market information through our data center, enabling us to closely monitor pricing developments in our principal markets. Although we do not have direct export rights, export prices are ultimately determined by us, our agents, and our customers through negotiation.

Product Delivery

Most of our major domestic customers are located in Eastern China and, to a lesser extent, in Southern China. We principally use railways to transport our coal. We also use, to a lesser extent, road transport and river transport.

We use our railway network to deliver coal products directly to our largest end-user customer, Zouxian Electric Power Plant. Our railway network also connects to the national railway to deliver products directly to other customers.

We also deliver our coal products through the national railway to Rizhao, Qingdao or Lianyungang ports from which we ship coal products further to customers. Rizhao port is our main port for shipping.

We also use the Beijing-Hangzhou Grand Canal to ship coal on barges to customers located in the area covered by the canal. In 2003, we constructed the Jining Sihe Coal Port to develop this market.

Mining Processes

Our mining operations involve four main processes: tunneling, extracting, conveying and coal preparation. The tunneling process is necessary for the construction of conveyors, underground roadways and longwall work-faces. A majority of our tunneling is conducted by high-powered heading machines where conditions permit tunnels to be driven within the coal seam. When the geological conditions do not permit the use of heading machines, we use explosives to dig tunnels. All the coal extracted from these tunnels is sent to our underground storage bunkers to be stored together with the coal extracted from the longwall coal faces. The rock produced from the development roadways is segregated and conveyed out of the mine separately.

The extracting process is conducted by a standard, fully mechanized longwall system, which includes a coal-cutting machine that cuts and transports the coal away from the longwall work-faces. When the thickness of the coal seams is less than 3.5 meters, we use a shearer with rotating drums to extract coal from the face of the longwall work-face. When the coal seams are thicker than 3.5 meters, we use the caving method, which collects the coal from the caved areas behind the hydraulic roof supports. Coal is then transported away from the longwall work-faces by a conveyor located at the rear of the roof supports. The hydraulic roof supports provide continuous support and cover along the length of the face and also facilitate the advance of the face conveyor through operating horizontal hydraulic rams positioned in the base of each support. These longwall hydraulic roof supports are manufactured in China.

The shaft hoist system we use at most of our mines is imported. Coal is conveyed from the coal shaft either to the ground storage or to the respective coal preparation plant via an overland conveyor system. In addition to the main coal shaft, each mine also has a service shaft, which elevates equipment and workers into and out of the mines. There are roadway and railway systems that provide underground transportation for workers and equipment.

After the raw coal is brought to the ground, it undergoes a simple selection process to separate coal from rocks and other impurities. A portion of such selected coal is directly sold to customers and the remainder is processed by our coal preparation plants for further purification and classification. Each of our six mines has a coal preparation plant. In general, the coal-washing processes conducted by our coal preparation plants comprise a water bed washing and separation process by jig machines, a sink-and-float separation process and a final floating separation process. With the exception of the equipment in the Xinglongzhuang coal preparation plant, most of the equipment used in our coal preparation plants is manufactured in the PRC. Most of the equipment used in our coal preparation plants is automated, which enables our personnel to exercise precise control over the ash content and grades of the coal. The aggregate recovery rate of our coal preparation plants was 91.6%, 89.9% and 88.5% in 2001, 2002 and 2003, respectively.

Materials, Water and Energy Supply

We purchase certain materials to conduct our coal mining and processing operations, consisting principally of: (i) steel for support of the work-faces and underground tunnels, and (ii) cement for the underground tunnels and ground structures. We source our steel principally from Shanghai Baoshan Iron & Steel Company and Jinan Iron & Steel Group Corporation. We source our cement principally from the Parent Company pursuant to the Materials and Services Supply Agreement and the supplemental agreements thereto. We believe that we have established stable cooperative relationships with our suppliers, which enable us to obtain a reliable supply of most of the materials required in our production process. We believe that many alternative suppliers exist for most of the materials we purchase, and, therefore, we do not foresee any difficulty in obtaining an adequate supply of these materials.

In 2001, 2002 and 2003, 3.0%, 2.6% and 4.6%, respectively, of our total cost of sales were attributable to purchases from our largest supplier. In 2001, 2002 and 2003, 11.0%, 10.8% and 12.3%, respectively, of our total cost of sales were attributable to purchases from our five largest suppliers.

We use electricity in our operations. Electricity prices in China are under governmental control. The total costs of electricity amounted to RMB218.6 million, RMB281.5 million and RMB286.3 million (inclusive of the electricity power used in Railway Assets) in 2001, 2002 and 2003, respectively. We have not experienced any material disruption in electricity supply in recent years.

The main source of our water is underground water. Each of our mines has obtained a license to use underground water. We have not experienced any material disruption in water supply in recent years.

Our costs for materials, water and energy supplies did not exhibit significant volatility in 2003. However, we expect that the cost of some key materials, including steel, will increase in 2004.

Quality Control

Coal Production

We have implemented a quality assurance program pursuant to which we exercise strict quality control throughout the production and transportation processes. Utilizing advanced processing technology and management techniques, our coal preparation plants are able to separate both metal impurities, such as blasting caps, and non-metal impurities, such as scraps of wood and plastic, from the coal. Our sales and marketing department has a quality inspection division which conducts random inspections of our coal and provides the information collected from the inspections to our production units and management to facilitate quality improvement. The responsibility is to assure the quality of our products throughout the transportation process.

Nantun, Xinglongzhuang, Baodian, Dongtan, Jining II and Jining III have all obtained ISO 9002 quality recognition and ISO 14000 environmental management recognition.

Railway Assets

We endeavor to ensure that the quality of our Railway Assets is consistent with the quality of our coal production. Our Railway Assets have obtained ISO 9001 quality accreditation and ISO 14001 environmental management recognition.

Safety Control

We have implemented a safety control program based on our specific requirements and in compliance with the Coal Law, the National Mining Safety Law and safety regulations promulgated by relevant governing authorities. The safety records of our administrative or production division directly affect the compensation levels of the officers and managers of such division. Each of our mines has a safety inspection unit which is responsible for the supervision and inspection of our mining activities. We also use the Parent Company’s safety training center to provide systematic training to our personnel. We provide rewards to employees who report potential unsafe conditions to us so as to prevent potential accidents.

As a result of our safety control program, we have been able to maintain a good safety record. The workers’ fatality rate for our mines was 0.13 persons per million tonnes of raw coal produced in 2002, and decreased to 0.023 persons per million tonnes of raw coal produced in 2003. In the first five months of 2004, our fatality rate was 0.125 persons per million tonnes of raw coal. These rates are substantially lower than the average rate for coal mines in the PRC.

Environmental Protection

We are subject to PRC environmental protection laws and regulations which currently impose fees for the discharge of waste substances, require the payment of fines for serious pollution and provide for the discretion of the PRC Government to close any facility which fails to comply with orders requiring us to cease or cure operations causing environmental damage. We believe all of our facilities are in compliance with the requirements of the relevant environmental protection laws and regulations.

Each of our mines has an underground water processing station. In the aggregate, we can process 18.7 million tonnes of underground water each year. Such underground water, after processing, is used for production, coal washing and landscape maintenance. We also have eight waste water treatment plants, which have an aggregate annual waste water treatment capacity of 30.4 million tonnes. The rocks produced during our production are mainly used for landfill and to produce cement.

In the years ended December 31, 2001 and 2002, expenditures relating to our environmental protection activities amounted to approximately RMB3.5 million and RMB4.8 million, respectively. In 2003, we spent RMB4.8 million for environmental protection. These expenses consisted principally of capital expenditures, equipment operating expenses and discharge fees paid to the PRC Government. We spend approximately RMB0.3 million each year in environmental protection activities in relation to our railway operations.

Insurance

In accordance with what we believe is the customary practice for PRC coal mining entities, we do not currently maintain fire, casualty or other property insurance covering our properties, equipment or inventory other than with respect to vehicles. In addition, we do not maintain any business interruption insurance or any third party liability insurance to cover claims in respect of personal injury, property or environmental damage arising from accidents on our properties or relating to our operations, other than third party liability insurance with respect to vehicles. We do not maintain any insurance policy to cover our Railway Assets or the operation of the Railway Assets. We have, in accordance with relevant laws, set aside approximately 1.8% of employees’ total remuneration for employees’ injury insurance. We currently maintain personal injury insurance for our employees.

Competition

Coal Production

We principally compete in two markets: the PRC domestic market and the East Asian export market. The PRC domestic coal market is characterized by a very large number of coal suppliers, with no individual dominant nationwide supplier. The five largest PRC coal producers, including us, accounted for only 16.2%

of the country’s total 2003 production. The domestic coal market is segmented principally by: (i) location, given the significant costs associated with coal transport, and (ii) coal quality, which includes ash and sulphur levels, calorific value and degree of washing. We compete principally on the basis of price, coal quality, availability and costs of transportation, reliability of delivery and payment terms.

Our domestic competitors primarily include a number of coal mines located in Shanxi Province and Inner Mongolia Autonomous Region. Certain of our competitors from these regions have substantial reserves and enjoy better mining conditions, the latter of which explains the relatively lower mining cost. However, these competitors encounter high transportation cost as they are farther away from the end customers located in Easter China. In addition to coal mines located in Shanxi Province and Inner Mongolia Autonomous Region, we also compete to a certain extent with local mines located in proximity to our customers.

The following table sets out selected major coal mines with significant sales in Eastern China, their 2003 production and principal seaports:

	Provinces	2003 Production (1)	Principal Seaport
		(’000 tonnes)
Shenhua Group	Shaanxi	101,970	Huanghua
Datong Coalmine Group	Shanxi	51,050	Qinhuangdao
Shanxi Coking Coal Group	Shanxi	46,500	Qinhuangdao
Our company	Shandong	43,279	Rizhao
Huainan Mining Group	Anhui	27,580	Lianyungang

(l)	Sourced from the China Research Institute of Coal Information.

Coal mining companies generally have long-term, established relationships with their customers, particularly in the case of electric power plants. PRC electric power plants typically specify their future coal suppliers in their feasibility study, with their power generation equipment usually designed based on the type and quality of coal sourced from a particular supplier. A change in coal suppliers may require the power plant concerned making additional expenditures to modify its power generation equipment, thereby raising the costs associated with a change in suppliers.

We export coal to several countries in East Asia, including Japan and Korea. These countries are generally characterized by high energy consumption levels and limited coal reserves, creating a significant demand for imported coal. With respect to export sales, we compete with certain major overseas coal mining companies, most of which are located in Australia and Indonesia.

Railway Operation

Our Railway Assets are connected to the major national railway system and to the Zouxian Electric Power Plant, our largest end-user customer, to provide railway transportation services for our internal use, the Parent Company and other customers. All coal products transported by railways within the area where our Railway Assets are covered have to utilize our railway transportation services. As such, we believe that we do not encounter any material competition for providing the railway transportation services with any other railway operators. However, we may compete with other surface transportation services.

Seasonality

Our business is not seasonal.

Regulatory Overview

On August 29, 1996, the PRC Government promulgated the Coal Law, which became effective on December 1, 1996. The Coal Law sets forth requirements for all coal mines, from State-owned mines to township mines, regarding planning for resource exploitation, approval of new mines, the issuance of mining and production permits, implementation of safety standards, processing of coal, business management, protection of mine areas from destructive exploitation, protection for miners and administrative supervision.

According to the Coal Law, entities seeking to establish mining enterprises must apply to the relevant government office and obtain all necessary approvals. Upon obtaining such approvals, the entities concerned will be granted a mining permit from the Ministry of Land and Resources. Thereafter, an entity must obtain a coal production permit and a coal operation permit in order to commence coal production and sell coal products in the PRC.

Mining activities in the PRC are also subject to the Mineral Resources Law, which was promulgated by the PRC Government on March 19, 1986 and amended on August 29, 1996. The Mineral Resources Law governs, among other things, the assignment of mining rights. If the entity holding the mining rights is to be changed, due to a sale of enterprise assets or other circumstances that may cause a change in the property rights to the assets of the enterprise, the enterprise may assign its mining rights, subject to approval according to the Coal Law, the Mineral Resources Law and other laws and regulations.

We are principally subject to governmental supervision and regulation by two agencies of the PRC Government:

•	the National Development and Reform Commission, which sets and implements the major policies concerning China’s economic and social development policies, approves development projects exceeding certain capital expenditure amounts, including approval of Sino-foreign joint venture projects, coordinates economic development of State-owned enterprises and oversees their reform, formulates industrial policies and investment guidelines for all industries, including the coal industry; and

•	the Ministry of Land and Resources, which has the authority to grant land use licenses and mining right permits.

The following is a brief summary of the principal laws, regulations, policies and administrative directives to which we are subject.

Pricing

Currently, the price of certain coal products used for power generation is determined among coal suppliers and power plant buyers through a mediation process with the PRC Government. The prices for all other coal products are based on the market price.

Fees and Taxes

PRC coal mining entities are subject to certain mining fees and taxes, including a resource tax and resource compensation fee.

Under the Mineral Resources Law, if mining results in damage to arable land, grasslands or afforested areas, the mining enterprise must take effective measures to return the land to an arable state, plant trees or grass or take other measures. The Mineral Resources Law and other applicable laws and regulations also state that anyone who causes others to suffer loss in terms of production or in terms of living standards is held liable for the loss under the law and is required to compensate the persons affected and to remedy the situation. In addition, the Mineral Resources Law also provides for (i) regulations concerning labor safety and hygiene and (ii) environmental protection.

All coal producers are subject to PRC environmental protection laws and regulations which currently impose fees for the discharge of waste substances, require the payment of fines for serious pollution and provide for the discretion of the PRC Government to close any facility which fails to comply with orders requiring it to cease or cure operations causing environmental damage. All environmental protection facilities must be inspected and certified by relevant governmental authorities as being in compliance with PRC environmental protection laws and regulations.

Regulations Concerning Imports and Exports of Coal

In the PRC, the import and export of goods and technologies and the provision of international trade services are governed by the Foreign Trade Law, which was promulgated on May 12, 1994 and amended on April 6, 2004 with an effective date of July 1, 2004. Imports of coal into China are subject to import tariffs. Pursuant to China’s commitment under its World Trade Organization agreement, tariff rates for coal imports will be reduced.

Under the amended Foreign Trade Law and other relevant regulations, coal exports remain subject to State control and require governmental approval. Currently, we do not have direct export rights and make our export sales through the Export Sales Companies.

In January 2004, the PRC Government promulgated new regulations, entitled “Measures for the Administration of Quotas for Coal Export,” which take effect on July 1, 2004. Under the new regulations, the National Development and Reform Commission and the Ministry of Commerce will be responsible for determining the total volume of the PRC’s export quota of coal and allocating the quota among the authorized coal exporters. In determining the total coal export quota, the National Development and Reform Commission and the Ministry of Commerce will take into account the PRC’s economic security, the rational utilization of coal resources, the PRC Government’s economic policies and objectives and the demand and supply situation in the domestic and international coal markets.

Under the regulations, the National Development and Reform Commission and the Ministry of Commerce are required to announce the total export quota available for 2005 by not later than October 31, 2004, and annually thereafter in the same manner. After the total available export quota has been announced, from November 1 to November 15, the National Development and Reform Commission and the Ministry of Commerce will accept written applications from authorized coal exporters for allocation of specific export quotas for the following year. The National Development and Reform Commission and the Ministry of Commerce will then allocate, no later than December 15, 80% of the total quota for the following year among the authorized coal exporters. The remaining portion of the quota will be allocated no later than June 30 of the following year. Each year’s quota expires on December 31. The regulations provide that, in determining the allocation of the quota to the authorized coal exporters, the National Development and Reform Commission and the Ministry of Commerce will refer to their coal export performance in the previous year.

Upon quota approval, the authorized coal exporters will apply for coal export permits to the relevant authority designed by the Ministry of Commerce. The authorized coal exporters are also required to report their monthly quota usage to the National Development and Reform Commission.

The regulations provide that quotas may be adjusted in the event of:

•	a major change in the international market;

•	a major change in domestic coal resources;

•	an imbalance in the usage of the coal export quota by an authorized coal exporter compared to its allocation of the coal export quota; and

•	other circumstances which require an adjustment to the coal export quotas.

Environmental Protection Laws and Regulations

The State Administration for Environmental Protection is responsible for uniform supervision and control of environmental protection in China. It formulates national environmental quality and discharge standards and monitors China’s environmental system. Environmental protection authorities are responsible for environmental protection within their areas of jurisdiction.

Environmental regulations require companies to file an environmental impact report with the relevant environmental authority for approval before undertaking the construction of a new production facility or any major expansion or renovation of an existing production facility. New facilities built pursuant to this approval are not permitted to operate until the relevant environmental authority has performed an inspection and is satisfied that the facilities are in compliance with environmental standards.

The Environmental Protection Law requires any facility that produces pollutants or other hazards to incorporate environmental protection measures in its operations and establish an environmental protection responsibility system. Such system includes adoption of effective measures to control and properly dispose of waste gases, waste water, waste residue, dust or other waste materials. Any entity that discharges pollution must register with the relevant environmental protection authority.

Remedial measures for breaches of the Environmental Protection Law include a warning, payment of damages or imposition of a fine. Any entity undertaking a construction project that fails to install pollution prevention and control facilities in compliance with environmental standards for a construction project may be ordered to suspend production or operations and may be fined. Criminal liability may be imposed for a material violation of environmental laws and regulations that causes loss of property or personal injuries or death.

Mineral Resources Laws and Regulations

All mineral resources in China are owned by the State under the current Mineral Resources Law. Exploration, exploitation and mining operations must comply with the relevant provisions of the Mineral Resources Law and are under the supervision of the Ministry of Land and Resources. Exploration and exploitation of mineral resources are also subject to examination and approval by the Ministry of Land and Resources and relevant local authorities. Upon approval, a mining permit is issued by the relevant administrative authorities, which are responsible for supervision and inspection of mining exploitation in their jurisdiction. Annual reports are required to be filed by the holders of mining rights with the relevant administrative authorities.

The PRC Government permits mine operators of collectively owned mines to exploit mineral resources in designated areas and individuals to mine scattered mineral resources. Such mine operators and individuals are subject to government regulation. Mining activities by individuals are restricted. Individuals are not permitted to exploit mineral reserves allocated for exploitation by a mining enterprise or company or protected reserves. Indiscriminate mining that damages mineral resources is prohibited.

If mining activities result in damage to arable land, grassland or afforested areas, the mining operator must take measures to return the land to an arable state within the prescribed time frame. Any entity or individual which fails to fulfill its remediation obligations may be fined and denied application for land use rights for new land by the relevant land and natural resources authorities.

It is unlawful for an entity or individual to conduct mining operations in areas designated for other legal mining operators. A mining operator whose exploitation causes harm to others in terms of production or in terms of living standards is liable for compensation and is required to take necessary remedial measures. When a mine is closed, a mine closure report and information concerning the mining facilities, hidden dangers, remediation and environmental protection must be submitted for examination and approval in accordance with the relevant law.

The mineral products illegally extracted and the income derived from such activities may be confiscated and may result in fines, revocation of the mining permit and, in serious circumstances, criminal liability.

Coal Classification

Based on carbon content and heat value, coal can be classified into four major categories: anthracite, bituminous coal, sub-bituminous coal and lignite. Anthracite contains the highest level of carbon, least moisture and highest heat values, and generates little flame and smoke when burned. Bituminous coal is a high-grade coal with heat values typically ranging from 23Mj/Kg to over 30Mj/Kg. Bituminous coal burns with a smoky flame and is used for utility and industrial steam purposes as well as for making the coke necessary for steel production. All coal produced by our mines is bituminous coal. Sub-bituminous coal has a carbon content between bituminous coal and lignite and has a heat value generally ranging from over 19 to 22 Mj/Kg. This type of coal is used mainly by electric utilities. Lignite is the lowest ranking coal. It generally has a heat value of about 15Mj/Kg and is used to fuel electric power plants.

Coal is also commonly described by its sulphur content due to the importance of sulphur in environmental regulations. “Low-sulphur coal” typically is used to describe coal with a sulphur content of 1% or less. Our in situ coal in the No. 3 Seam (the most important coal seam in the Yanzhou and Jining coalfields which our six mines exploit) has sulphur contents generally ranging from 0.39% to 0.75% and therefore is a type of low-sulphur coal.

C. Organizational Structure

Our organizational structure can be understood by the diagram below:

D. Property, Plants and Equipment

Real Property and Leasehold Property

As of December 31, 2003, the net book value of our property, plant and equipment was RMB8,616.3 million. Our corporate headquarters and production and ancillary facilities occupy an area of 683,478 square meters in Shandong Province, of which 88,090 square meters are used as stations, offices, warehouses and other facilities for our railway services. The total gross floor area of our production and other facilities is 595,388 square meters. We have freely transferable land use rights for a term of 50 years commencing from the respective dates when we acquired such land use rights.

Coal Mines and Production Facilities

The six coal mines currently operated by us are all located in the southwestern part of Shandong Province. All of these mines are connected by our railway network, which provides access to our customers either directly or through the PRC national railway or highway system. The locations of these coal mines and the connection of the railway system are shown on the map below:

SHANDONG PROVINCE
Jinan
The Company
Qingdao
Rizhao
N
0 1 2 3 4 5
Km.
To Jinan and Qingdao
Beijing-Shanghai Railway
Yanzhou
Yanzhou-Xinxiang Railway
Yanzhou-Shijiugang Railway
To Rizhao
XINGLONGZHUANG
DONGTAN
BAODIAN
Zoucheng
Jining City
JINING II
NANTUN
To Shanghai and Lianyungang
Zouxian Plant
JINING III
KEY
Jining Coalfield
Jining II
Jining III
Yanzhou Coalfield
Nantun
Baodian
Xinglongzhuang
Dongtan
Railway
Parent Company's Railway Network
City
Mine location
Mine boundary

Our six mines are all underground mines.

The following table sets out detailed information for each of our mines:

	Nantun	Xinglong- Zhuang	Baodian	Dongtan	Jining II		Jining III		Total
Background data:
Start of construction	1966	1975	1977	1979	1989		1993		N/A
Start of commercial production	1973	1981	1986	1989	1997		2000		N/A
Coalfield area (square kilometers)	35.2	59.81	36.4	60.0	87.1		105.1		383.6

Reserve data:
(millions tonnes as of December 31, 2003)
Total in-place proven and probable reserves(1)	141.0	372.8	323.5	503.9	439.2		266.4		2,046.8
Proven and probable reserves recoverable by longwall mining methods(2)	36.4	114.0	90.2	121.5	174.1		104.4		640.6
Depth of mine (meters underground)	397.0	429.2	474.7	710.0	593.0		556.0		N/A
Average thickness of main coal seam (meters)	8.60	8.29	8.88	8.41	6.78		7.00		N/A
Production data: (million tonnes)
Designed raw coal production capacity	2.4	3.0	3.0	4.0	4.0		5.0		21.4
Designed coal preparation input capacity	1.8	3.0	3.0	4.0	3.0		5.0		19.8
Raw coal production
1995	3.6	3.8	3.6	3.8	0.2	(2)	—		15.0
1996	4.0	4.0	4.1	4.9	0.4	(2)	—		17.4
1997	3.9	4.1	4.0	4.9	0.8	(2)	—		17.7
1998	4.2	5.0	4.3	5.4	1.8		—		20.7
1999	4.0	6.1	4.7	6.1	3.2		—		24.1
2000	4.5	6.2	5.3	6.7	4.8		1.0	(2)	28.5
2001	4.9	6.6	6.2	7.1	4.1		5.1		34.0
2002	3.7	7.1	6.4	8.1	5.2		8.0		38.4
2003	4.7	7.0	7.3	8.2	6.1		10.1		43.3
Cumulative raw coal production as of December 31, 2003	37.5	49.9	45.9	55.2	25.2		24.2		239.1

(1)	The reserve data including (i) total in-place proven and probable reserves, (ii) proven and probable reserves recoverable by longwall mining methods, (iii) depth of mine and (iv) average thickness of main coal seam, is based on the relevant information from Report of independent mining consultants, after deduction of actual production volume and non-accessible reserves up to December 31, 2003. Non-accessible reserve is defined as the portion of identified resources estimated to be not accessible by application of one or more accessibility factors within an area. The report of the independent mining consultants for Nantun, Xinglong Zhuang, Baodian, Dongtan and Jining II was prepared by International Mining Consultants Limited Nottinghamshire, United Kingdom (“IMC”) on February 16, 1998, and the Report for Jining III was prepared by SRK Consulting in August 2000.
(2)	Produced during trial production period.

Nantun Mine. Nantun is located in the south of our coalfield. Nantun began its commercial production in 1973 with original designed annual output of 1.5 million tonnes of coal. In 1993, the designed annual output for Nantun was increased to 2.4 million tonnes after the completion of a renovation project. The main coal seam of Nantun is divided into two leaves. The thickness of the upper leaf averages 5.35 meters and the thickness of the lower leaf averages 3.21 meters. As of December 31, 2003, the total in-place proven and probable reserves in the main coal seam were estimated to be approximately 140.0 million tonnes, of which approximately 36.4 million tonnes were estimated to be recoverable by our longwall mining methods. We generally use the longwall caving mining method to extract coal from the upper layer of the coal seam and use mechanized longwall faces to mine the lower layer of the coal seam. Currently, Nantun produces coal from a single face, the coal production was 4.7 million tonnes in 2003, which was the highest in the PRC in terms of annual production by a single production team.

The Nantun coal preparation plant produces mainly No. 2 and No. 3 Clean Coal and employs only jig machines. Most equipment used in the Nantun coal preparation plant was manufactured in the PRC.

Xinglongzhuang Mine. Xinglongzhuang is located in the north of our coalfield. The main coal seam of Xinglongzhuang is concentrated in one leaf with an average thickness of 8.29 meters. As of December 31, 2003, the total in-place proven and probable reserves in the main coal seam were estimated to be approximately 370.0 million tonnes, of which approximately 110.0 million tonnes were estimated to be recoverable by our longwall mining methods. We principally use the longwall caving mining method to mine Xinglongzhuang. Currently, Xinglongzhuang operates two longwall faces, including one which was among the highest in terms of annual production in the PRC in the years between 1995 and 2003.

The Xinglongzhuang coal preparation plant produces mainly No. 1, No. 2 and No. 3 Clean Coal. The Xinglongzhuang coal preparation plant’s principal equipment, including the jig machines, sink-and-float separation machines and floating separation machines, was imported.

Baodian Mine. Baodian is located in the west central area of our coalfield. Certain sections of the main coal seam of Baodian are concentrated in one leaf, with an average thickness of 8.81 meters, and the remaining sections are divided into two leaves with average thickness of 5.74 meters for the upper leaf and 3.38 meters for the lower leaf. We generally use the longwall caving mining method to extract coal from the concentrated layer and the upper leaf of the divided sections of the main coal seam. As of December 31, 2003, the total in-place proven and probable reserves in the main coal seam were estimated to be approximately 320.0 million tonnes, of which approximately 90.2 million tonnes were estimated to be recoverable by our longwall mining methods. Currently, Baodian operates two longwall faces, including one which was among the highest in terms of annual production in the PRC from 1995 to 2003.

The original design of the Baodian coal preparation plant was identical to that of the Nantun coal preparation plant. Subsequently, we remodeled the jig machines and added a number of sink-and-float machines and floating separation machines in the Baodian coal preparation plant. Most equipment used in the Baodian coal preparation plant was manufactured in the PRC. The principal product of the Baodian coal preparation plant is No. 2 and No. 3 Clean Coal.

Dongtan Mine. Dongtan is located in the east central area of our coalfield. Certain sections of the main coal seam of Dongtan are concentrated in one leaf, with an average thickness of 8.41 meters, and the remaining sections are divided into two leaves, with average thickness of 5.38 meters for the upper leaf and 3.22 meters for the lower leaf. We generally use the longwall caving mining method to extract coal from the concentrated leaf and the upper leaf of the divided sections of the main coal seam. As of December 31, 2003, the total in-place proven and probable reserves in the main coal seam were estimated to be approximately 500.0 million tonnes, of which approximately 120.0 million tonnes were estimated to be recoverable by our longwall mining methods. Currently, Dongtan operates two longwall faces, including one which was among the highest in terms of annual production in the PRC from 1995 to 2003.

Most equipment used in the Dongtan coal preparation plant, including the jig machines, the sink-and-float separation machines and the floating separation machines, was manufactured in the PRC. The principal product of the Dongtan coal preparation plant is No. 2 and No. 3 Clean Coal.

Jining II. Jining II is located in the north of the Jining coalfield, the quality of coal reserves of which is similar to that in our coalfield.

Certain sections of the main coal seam of Jining II are concentrated in one leaf, with an average thickness of 6.78 meters, and the remaining sections are divided into two leaves, with an average thickness of 2.1 meters for the upper leaf and an average thickness of 4.68 meters for the lower leaf. We use mainly longwall mining methods at Jining II. As of December 31, 2003, the total in-place proven and probable reserves in the main coal seam were estimated to be approximately 440.0 million tonnes, of which approximately 170.0 million tonnes were estimated to be recoverable by our longwall mining methods.

The main equipment used in Jining II are jig machines, most of which are manufactured in the PRC. The principal product of the Jining II coal preparation plant is No. 2 and No. 3 Clean Coal.

Jining III. Jining III is located in the south of the Jining coalfield and covers an area of 110.0 square kilometers. Jining III commenced commercial production on December 28, 2000, having a designed annual raw coal production capacity of five million tonnes. As of December 31, 2003, the total in-place proven and probable reserves of Jining III were estimated to be 270.0 million tonnes, of which approximately 100.0 million tonnes were estimated to be recoverable by our longwall mining methods. The average thickness of the main coal seam of Jining III is 6.2 meters.

The main equipment used in Jining III are jig machines, which are imported from Germany. The principal product of the Jining III coal preparation plant is No. 2 and No. 3 Clean Coal.

Railway Assets

In 2002, we acquired from the Parent Company the Railway Assets which provide railway transportation services to us, the Parent Company and others. Currently, the Railway Assets principally comprise 17 locomotives and special purpose coal transportation railway tracks of approximately 184 kilometers in length, which link most of our coal mines and production units of the Parent Company and the Zouxian Electric Power Plant. According to Notice No. 239 (2003) issued by the PRC Ministry of Railway, the Ministry of Railway purchased 86 railcars from us at a consideration of RMB8.6 million in September 2003. As of December 31, 2003, our Railway Department employed approximately 3,151 employees. The Railway Assets connect to two of the major national railways, namely, the Beijing-Shanghai Railway and Yanzhou-Shijiugang Railway.

After the acquisition, we and the Parent Company entered into a supplemental agreement on October 30, 2001. The Supplemental Agreement amended the Materials and Services Supply Agreement dated October 17, 1997 which provided that the Parent Company would provide us with railway transportation services. According to the supplemental agreement, (i) the Parent Company and/or its subsidiaries no longer provide railway transportation services to us; and (ii) we will provide the Parent Company and/or its subsidiaries railway transportation services.

Construction of Jining Sihe Coal Port

In 2003, we constructed the Jining Sihe Coal Port to open a canal route connecting Jining III coal mine to the Beijing-Hangzhou Grand Canal. Jining III Coal Port has an annual handling capacity of 3.0 million tonnes and has been in operation since January 2004. Please see “Item 4-A. History and Development of the Company-Capital Expenditures/Recent Developments”.

Juye Coalfield

The Juye coalfield is located at the southwest corner of Shandong Province, in an adjacent area between Hezhe City and Jining City and approximately 100 kilometers away from the west end of our coalfields. The Juye coalfield is approximately 80 kilometers from north to south and from 15 to 30 kilometers from east to west. The south-central part of the Juye coalfield is traversed by the Yanzhou-Xingxiang railway, which connects to the Beijing-Shanghai railway approximately 100 kilometers to the east, and to the Beijing-Kowloon railway approximately 30 kilometers to the west. Based on investigation by geological experts, the main coal seam of the Juye coalfield has a thickness of 3.8 meters, an in-seam ash content ranging from 9% to 24% and a sulphur content ranging from 0.4% to 0.9%.

We did not construct any coal mines in Juye coalfield in 2003. It is anticipated that several new coal mines will be constructed at Juye coalfield. Initiation of construction, including geological and reserve studies and other construction preparation, will be subject to the competent governmental authorities’ approval. The Parent Company has submitted the application for coalfield construction to the relevant authorities in Shandong Provincial government but has not received any response up to December 31, 2003.

According to the agreement between the Parent Company and us on October 17, 1997, the Parent Company shall notify us if it intends to operate any coal mine business by means of purchases and sales, mergers, acquisitions, development, construction or others if the operation will compete or is likely to compete with us. As a result, if the Parent Company is to commence operation of the Juye coalfield in the future, it is required to first consult with us.

Mining Rights

The Parent Company and we have entered into a mining rights agreement dated October 17, 1997 (the “Mining Rights Agreement”) pursuant to which we have agreed to pay to the Parent Company an annual fee (the “Annual Fee”) of approximately RMB13.0 million as compensation for the Parent Company’s agreement to give up the mining rights associated with our mines (other than Jining III). The terms of the mining rights are 67 years for Baodian, 70 years for Dongtan, 45 years for Nantun, 80 years for Xinglongzhuang and 64 years for Jining II. All such terms commenced on October 14, 1997, the date on which the mining rights permits were issued. It has been agreed that the Annual Fee will be fixed for a period of 10 years (the “Initial Period”) commencing from 1997, after which the Annual Fee will be revised if new national legislation is passed in respect thereof. The Parent Company and we have also entered into a compensation agreement dated October 17, 1997 (the “Compensation Agreement”) whereby the Parent Company has agreed to compensate us in respect of any amounts in excess of the Annual Fee which we may, following the Initial Period, be required to pay as a result of any such new national legislation. For payment information, see “Item 5F. Contractual Obligations”.

Jining III Mining Rights

Pursuant to the Jining III Acquisition Agreement dated August 4, 2000 between the Parent Company and us, the consideration for mining rights associated with Jining III of RMB132.5 million would be paid in 10 equal installments without interest each year commencing from 2001. In 2003, w paid RMB13.25 million for the mining rights.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the information set forth in the Financial Statements. The differences between IFRS and U.S. GAAP that would have had an impact on our shareholders’ equity and net income as of December 31, 2001, 2002 and 2003 are set forth in Note 45 to the Financial Statements.

A. Operating Results

We are engaged in the underground mining of prime quality, low-sulphur coal from our mines in Shandong Province for sale to electric power plants, metallurgical producers and other customers located principally in the economically developed eastern provinces in the PRC and for export to customers located in East Asia. We believe that we were one of the most profitable coal mining companies in the PRC in 2003 and were the largest coal producer in Eastern China with a 2003 raw coal production of 43.3 million tonnes. We were also one of the largest coal exporters in the PRC in 2003. Domestic coal sales accounted for 53.3%, 54.9% and 63.8% of our net sales of coal during 2001, 2002 and 2003, respectively, and export coal sales accounted for 46.7%, 45.1% and 36.2%, respectively, of our net sales of coal for such periods. In 2003, the Railway Assets transported 28.3 million tonnes of goods. The Railway Assets, if calculated as a separate segment of the business, contributed gross income of RMB154.6 million to us in 2003.

Pursuant to the Restructuring, we assumed certain assets and liabilities from the Predecessor, including Nantun, Xinglongzhuang, Baodian and Dongtan, as well as certain other facilities necessary for us to carry out our business. As of January 1, 1998, we acquired Jining II from the Parent Company. On January 1, 2001, we acquired Jining III from the Parent Company.

The shareholders at the shareholders’ general meeting held on June 25, 2004 have approved the declaration of the final dividend and special dividend in respect of the year ended December 31, 2003. The final dividend and special dividend is approximately RMB327,180,000 and RMB143,500,000. Based on a total number of 2,870,000,000 shares issued at RMB1 each, the final dividend and special dividend was at RMB0.114 per share and at RMB0.050 per share, respectively, for the year ended December 31, 2003.

Overview

In 2003, we produced 43.3 million tonnes of raw coal, representing a 12.6% increase over 2002 and sold 39.4 million tonnes of coal, representing a 12.4% increase over 2002, among which sales of export coal were 13.6 million tonnes, a decrease of 5.8% over that of 2002. Our total net revenue was RMB6,948.9 million and net income was RMB1,386.7 million in 2003, representing 9.3% and 13.5% increases, respectively, over 2002. The following table sets forth our sales and sales volumes classified according to our principal products and services sales:

	Historical Sales Data by Product Category
	2001			2002			2003
	Sales Volume	Net Sales	% of Total Net Sales	Sales Volume	Net Sales	% of Total Net Sales	Sales Volume	Net Sales	% of Total Net Sales
	(‘000 tonnes)	(RMB million)		(‘000 tonnes)	(RMB million)		(‘000 tonnes)	(RMB million)
Clean Coal
No. 1 Clean Coal	257.9	56.2	1.2	422.5	100.1	1.6	513.8	128.2	1.8
No. 2 Clean Coal	3,782.4	715.5	14.7	6,086.4	1,245.9	19.6	6,729.2	1,287.6	18.5
Domestic Sales	262.7	58.5	1.2	222.8	51.7	0.8	636.5	151.8	2.2
Export	3,519.7	657.0	13.5	5,863.6	1,194.2	18.8	6,092.7	1,135.8	16.3
No. 3 Clean Coal	11,838.4	2,053.7	42.1	12,369.0	2,300.0	36.2	11,952.7	2,126.3	30.6
Domestic Sales	2,692.5	434.5	8.9	3,766.3	694.3	10.9	4,858.3	899.7	12.9
Export	9,145.9	1,619.2	33.2	8,602.7	1,605.7	25.3	7,094.4	1,226.6	17.7
Lump Coal	—	—	—	—	—	—	583.4	130.3	1.9
Domestic	—	—	—	—	—	—	138.8	35.4	0.5
Export	—	—	—	—	—	—	444.6	94.8	1.4
Subtotal	15,878.7	2,825.4	58.0	18,877.9	3,646.0	57.4	19,779.1	3,672.4	52.8
Domestic Sales	3,213.1	549.2	11.3	4,411.6	846.1	13.3	6,147.4	1,215.2	17.5
Export	12,665.6	2,276.2	46.7	14,466.3	2,799.9	44.0	13,631.7	2,457.2	35.3
Screened Raw Coal	12,169.1	1,786.0	36.6	12,628.6	2,213.4	34.8	13,937.5	2,499.4	36.0
Mixed Coal and Others	2,987.6	264.6	5.4	3,541.5	354.5	5.6	5,690.9	622.5	9.0
Net Coal Sales	31,035.4	4,876.0	100.0	35,048.0	6,213.9	97.8	39,407.5	6,794.3	97.8
Railway Transportation Services Income	—	—	—	—	142.5	2.2	—	154.6	2.2

Total	31,035.4	4,876.0	100.0	35,048.0	6,356.4	100.0	39,407.5	6,948.9	100.0

The following table sets forth our principal operating expenses and such expenses expressed as percentages of total net sales:

	2001		2002		2003
	RMB	% of Total Net Sales	RMB	% of Total Net Sales	RMB	% of Total Net Sales
	(amounts in millions, except percentages)
Net sales
Net sales of coal	4,876.0	100.0	6,213.9	97.8	6,794.3	97.8
Railway Transportation Service Income	—	—	142.5	2.2	154.6	2.2

Total net sales	4,876.0	100.0	6,356.4	100.0	6,948.9	100.0

Cost of sales and services provided
Materials	643.7	13.2	752.5	11.8	899.6	12.9
Wages and employee benefits	572.2	11.7	757.6	11.9	863.7	12.4

Electricity	218.6	4.5	278.4	4.4	278.5	4.0
Depreciation	784.5	16.1	813.8	12.8	836.1	12.0
Repairs and maintenance	276.8	5.7	346.3	5.4	374.9	5.4
Land subsidence, restoration, rehabilitation and environmental costs	210.9	4.3	232.0	3.7	264.2	3.8
Mining right expenses	19.6	0.4	19.6	0.3	19.6	0.3
Other transportation fee	22.6	0.5	43.2	0.7	48.2	0.7
Others	63.7	1.3	119.5	1.9	170.2	2.5

Total cost of sales and services provided	2,812.6	57.7	3,362.9	52.9	3,755.0	54.0

Selling, general and administrative expenses	759.6	15.6	1,231.1	19.4	1,264.9	18.2

Total operating expenses	3,572.2	73.3	4,594.0	72.3	5,019.9	72.2

The discussion and analysis have been based upon financial statements prepared in accordance with the IFRS, which differs in certain respects from U.S. GAAP. For a further discussion on the differences between IFRS and U.S. GAAP, see Note 45 to our financial statements included elsewhere in this annual report.

Railway Transportation Services

Sales of the railway transportation services segment consist of internal sales, which are eliminated on consolidation, and external sales. For 2003, internal sales were RMB400.0 million, and external sales were RMB154.6 million.

Internal sales represent transportation costs of coal sold on an FOB basis that are charged to the coal production segment and recorded as revenues by the railway transportation services segment. These are eliminated upon consolidation.

External sales consist of two components, namely:

•	the transportation component of coal sales made on an ex-mine basis (less sales tax), where the customer pays the cost of transportation; and

•	transportation services provided to third parties for the transport of goods via the Railway Assets.

External sales are recorded as our revenues for the period, and the costs of providing these services are recorded as our cost of transportation services.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Total net revenue increased by RMB592.5 million, or 9.3%, to RMB6,948.9 million in 2003 from RMB6,356.4 million in 2002. The net sales of coal increased by RMB580.4 million, or 9.3%, to RMB6,794.3 million in 2003 from RMB6,213.9 million in 2002, mainly due to a 12.4% increase of the volume of coal sales, partially offset by a 2.8% decrease in average coal prices. Railway transportation service income increased by RMB12.1 million, or 8.5%, to RMB154.6 million in 2003 from RMB142.5 million in 2002. The increase was principally due to an increase in the volume of coal deliveries where transportation expenses were calculated on an ex-mine basis and were borne by customers.

Cost of goods sold and service increased by RMB392.1 million, or 11.7%, to RMB3,755.0 million in 2003 from RMB3,362.9 million of 2002. The cost of sales of coal products in 2003 increased RMB377.5 million, or 11.4%, from RMB3,309.9 million to RMB3,687.4 million, primarily due to increases in materials cost, wages and employee benefits resulted from an increase in coal production. The unit cost of coal sold was RMB93.6 per tonne, representing a decrease of RMB0.9 per tonne, or 0.9%, compared with RMB94.5 per tonne in 2002. This decrease was mainly due to strengthened management and the enlargement of production scale resulting in the unit cost of coal sales being effectively under control.

Selling, general and administrative expenses increased by RMB33.8 million, or 2.7%, from RMB1,231.1 million in 2002 to RMB1,264.9 million in 2003. The increase in selling, general and administrative expenses was mainly due to: (1) an increase in retirement benefits scheme contributions of RMB15.3 million; (2) an increase in resources compensation fees of RMB11.1 million; (3) an increase in research and development expenses of RMB15.4 million; and (4) an increase in allowance for doubtful debt of RMB14.1 million over that of last year, which was partially offset by the reduction of selling, general and administrative expenses through strengthened management.

Other operating income increased by RMB2.1 million, or 2.0%, to RMB105.8 million in 2003 from RMB103.7 million in 2002, primarily due to increased gain on sales of auxiliary materials, partially offset by a decrease in interest income on bank deposits.

Our operating income increased by RMB168.8 million, or 9.0%, to RMB2,034.9 million in 2003 from RMB1,866.1 million in 2002, in line with the increase in sales.

Interest expenses decreased by RMB57.9 million, or 49.2%, to RMB60.0 million in 2003 from RMB117.9 million in 2002. The decrease was principally due to a partial repayment of a long-term bank loan in the amount of RMB600.0 million in 2003.

Income before income taxes increased by RMB226.7 million, or 13.0%, to RMB1,974.9 million in 2003 from RMB1,748.2 million in 2002. Net income increased by RMB164.7 million, or 13.5%, to RMB1,386.7 million in 2003 from RMB1,222.0 million in 2002.

Shareholders’ equity increased by RMB1,088.2 million, or 10.9%, from RMB9,995.0 million as at December 31, 2002 to RMB11,083.2 million as at December 31, 2003. This was principally due to an increase in profits realized from operating activities in 2003.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Total net revenue increased by RMB1,480.4 million, or 30.4%, to RMB6,356.4 million in 2002 from RMB4,876.0 million in 2001. Net sales of coal increased by RMB1,337.9 million, or 27.4%, to RMB6,213.9 million in 2002 from RMB4,876.0 million in 2001, mainly due to a 12.9% increase of the volume of coal sales and a 12.9% increase in average coal prices. We acquired the Railway Assets from the Parent Company and started operating its railway transportation services for third parties, including the Parent Company, on January 1, 2002. Railway transportation services income in 2002 was RMB142.5 million.

Cost of goods sold and service increased by RMB550.3 million, or 19.6%, to RMB3,362.9 million in 2002 from RMB2,812.6 million in 2001. The cost of sales of coal products increased by RMB497.3 million, or 17.7%, from RMB2,812.6 million in 2001 to RMB3,309.9 million in 2002, which was primarily due to an increase in raw coal output, increase in proportion of net sales of washed clean coal and an increase in wages. The cost of services provided by the Railway Assets for external transportation revenue was RMB53.0 million. The unit cost of coal sold was RMB94.5 per tonne, representing an increase of RMB3.9 per tonne, or 4.3%, compared with RMB90.6 per tonne in 2001. The main reasons for the increase in the unit cost of coal sold were as follows:

•	an adjustment in product mix by increasing the proportion of washed clean coal in sales volume, which led to an increase in the unit cost of coal sold by approximately RMB3.3 per tonne;

•	an increase in wages and employee benefits due to an increase of productivity, which resulted in an increase in unit cost by RMB2.9 per tonne; and

•	an investment of RMB40 million in the improvement of production safety in response to the PRC Government’s policy to emphasize the management and supervision of coal mine production safety, which resulted in an increase in unit cost by approximately RMB1.1 per tonne.

The increase was partially offset by:

•	an increase in raw coal output volumes from the Jining III coal mine of 2.92 million tonnes, which resulted in a decrease in the unit cost of coal sold by approximately RMB0.96 per tonne; and

•	the successful application of advanced technology and equipment and transforming roof support system and auxiliary transport system to improve productivity, which led to a decrease of RMB2.4 per tonne in the unit cost.

Selling, general and administrative expenses were RMB1,231.1 million in 2002, an increase of RMB471.5 million, or 62.1%, from RMB759.6 million in 2001, among which selling, general and administrative expenses of the Railway Assets were RMB65.7 million. The main reasons for the increase were as follows:

•	an increase in pension funds of RMB68.3 million;

•	an increase in wages of management and employee benefits of RMB88.8 million;

•	an increase in wages surcharge of RMB40.7 million due to the introduction of a supplementary medical insurance fund and an increase in wages;

•	an increase in provision for bad debts of RMB63.7 million;

•	an increase in mineral resources compensation of RMB42.5 million;

•	an increase in sales volumes; and

•	an increase in sales and marketing, general and administrative expenses in connection with the Railway Assets of RMB65.7 million.

Our operating income increased by RMB444.4 million, or 31.3%, to RMB1,866.1 million in 2002 from RMB1,421.7 million in 2001, primarily due to a 30.4% increase in net sales.

Interest expenses increased by RMB56.4 million, or 91.7%, to RMB117.9 million in 2002 from RMB61.52 million in 2001. The increase was principally due to an increase in interest expenses for additional long-term loans for the acquisition of the Railway Assets.

Income before income taxes increased by RMB388.0 million, or 28.5%, to RMB1,748.2 million in 2002 from RMB1,360.2 million in 2001. Net income increased by RMB251.1 million, or 25.9%, to RMB1,222.0 million in 2002 from RMB970.9 million in 2001.

Shareholders’ equity increased by RMB935.0 million, or 10.3%, from RMB9,060.0 million as at December 31, 2001 to RMB9,995.0 million as at December 31, 2002. This was principally attributed to the increase in profits arising from our production and operation activities.

B. Liquidity and Capital Resources

Our principal source of capital in 2003 was cash flow from operations. In 2003, our principal uses of capital were payments for operating expenses, purchase of property, plants and equipment, including the investment in the first phase of Jining Sihe Coal Port, payment of shareholders’ dividend and partial repayment of long-term bank loan. Our cash and cash equivalents are primarily denominated in Renminbi, with the remainder denominated in foreign currencies such as U.S. dollars and HK dollars. Our cash liquidity management is undertaken by our Department of Financial Planning.

As at December 31, 2003, the balance of bills and accounts receivable were RMB1,239.4 million, representing an increase of RMB436.5 million, or 54.4%, from RMB802.9 million as at December 31, 2002. Bill receivable increased by RMB417.1 million, or 173.8%, to RMB657.1 million from RMB240.0 million as at December 31, 2002, principally due to the increase in bank bills as a result of an increase in coal sales volume. Accounts receivable increased by RMB19.4 million, or 3.4%, to RMB582.3 million from RMB562.9 million as at December, 2002, principally due to an increase of coal sales volume.

An analysis of the allowance for doubtful debts for bills and accounts receivable for 2001, 2002 and 2003 is as follows:

	2001	2002	2003
	RMB’000	RMB’000	RMB’000
Balance at January 1	87,044	57,864	76,083
Additional allowance charged to income	—	64,604	71,125
Direct write-off charged against allowance	—	(46,385)	(46,581)
Allowance written back to income	(29,180)	—	—

Balance at December 31	57,864	76,083	100,627

Inventories decreased by RMB74.6 million, or 12.9%, to RMB502.0 million as at December 31, 2003 from RMB576.6 million as at December 31, 2002. The decrease was primarily due to strengthened management and tightened control which reduced the inventories of auxiliary materials, spare parts and small tools.

Prepayment and other current assets decreased by RMB221.5 million, or 29.3%, to RMB534.5 million as at December 31, 2003, from RMB756.0 million as at December 31, 2002. The decrease was mainly due to a decrease in prepayment and the partial collection of VAT export rebate receivable.

As at December 31, 2003, total bills and accounts payable decreased by RMB175.1 million, or 29.1%, to RMB427.6 million from RMB602.7 million as at December 31, 2002, among which bills payable decreased by RMB101.0 million and accounts payable decreased by RMB74.1 million. Other accounts payable and provisions increased by RMB540.0 million, or 85.1%, to RMB1,174.8 million as at December 31, 2003 from RMB634.8 million as at December 31, 2002, principally due to an increase in advances from customers.

Long-term liabilities decreased by RMB810.4 million, or 64.3%, to RMB450.9 million as at December 31, 2003 from RMB1,261.3 million as at December 31, 2002. This was principally due to the partial repayment of a long-term bank loan. Currently, we have one outstanding bank facility. We entered into a long-term loan agreement with the Bank of China on December 3, 2001 and borrowed a total of RMB1.2 billion from the Bank of China on January 4, 2002. The initial interest rate of the loans was 6.21% per annum, subject to adjustment in accordance with the statutory interest rate or changes by the State in the method of calculating interest during the term of the loan agreement. In 2003, the interest rate of the loan was adjusted to 5.76%. The loan is repayable in six annual installments of RMB200 million each over a period of 96 months, commencing August 2004. Interest is payable on a quarterly basis. We made a partial repayment of RMB600.0 million during 2003 and according to the terms of the loan agreement, any early settlement would be deemed to settle the last installment due. The balance of the loan is therefore repayable in three annual installments beginning in August 2004.

Our principal use of capital expenditures has been to acquire property, plant and equipment. We spent RMB837.8 million and RMB1,288.1 million in 2002 and 2003, respectively, for the purchase of property, machinery and equipment. In 2003, we also invested RMB250.2 million in the construction of the first phase of Jining Sihe Coal Port. These capital expenditures were financed by internally generated funds. As of December 31, 2003, we have capital expenditure commitments of RMB163.3 million for the acquisition of property, plant and equipment and RMB30.1 million for the acquisition of an equity investment which have not been provided for in the financial statements. We intend to use internally generated funds to finance those unpaid capital expenditure commitments.

As at December 31, 2003, our debt to equity ratio was 5.9%, which was calculated using our total debt amounting at RMB650.9 million divided by shareholder’s equity amounting to RMB11,083.2 million.

Net cash provided by operating activities increased by RMB461.5 million, or 20.6% from RMB2,239.7 in 2002 to RMB2,701.2 million in 2003.

Net cash used in investing activities decreased from RMB2,165.5 million in 2002 to RMB1,310.3 million in 2003. Net cash used in investing activities primarily reflected capital expenditures for purchase of property, plant and equipment of RMB842.5 million and RMB1,317.9 million in 2002 and 2003, respectively. The capital expenditures in 2003 were used for (i) the construction of Jining Sihe Coal Port, (ii) purchases of equipment for production and (iii) RMB40 million made to the Parent Company as payment of contingent consideration in respect of the acquisition of Railway Assets.

Net cash provided by financing activities was RMB345.2 million in 2002, reflecting primarily the bank loans raised of RMB 1,600.0 million, partially offset by the repayment of RMB567.2 million to the Parent Company and its subsidiaries for the acquisition of Jining III, the repayment of bank loans in the amount of RMB400.0 million and payment of a dividend of RMB287.0 million in 2002. Net cash used by financing activities was RMB911.4 million in 2003, reflecting primarily the repayment of bank loans of RMB600.0 million and the payment of dividends of RMB298.5 million.

Taking into account cash on hand and existing capital resources, we believe that we will have sufficient capital for our present operational requirements.

C. Research and Development, Patents and Licenses, Etc.

We have a team of specialized technicians which is responsible for research and development of new mining and processing technology. Our expenditures for research and development were RMB23.0 million, RMB30.7 million and RMB46.1 million in the years ended December 31, 2001, 2002 and 2003, respectively, accounting for 0.5%, 0.5% and 0.7%, respectively, of our total net revenue for such periods. In addition to our own research and development program, we have also established long-term cooperative relationships with a number of research institutes such as the China Coal Science Research Institution, Coal Mine Design Institution, a number of coal machinery and equipment manufacturers and a number of educational institutions to conduct special research projects.

Our research and development efforts have contributed to increases in production in recent years. The Predecessor began to use the longwall caving mining method in 1992. Thereafter, our research and development personnel concentrated on modifying such method, taking into account the special geological conditions of our mines, in order to maximize our production. In addition, largely because of our research and development personnel’s efforts, we were able to:

•	increase production efficiency by utilizing mining extracting equipment with improved technology;

•	extend the length of certain longwall work-faces to approximately 200 meters, thereby reducing costs for tunneling and supports;

•	minimize the number of coal pillars required to support the mining areas, enabling the extraction of a greater proportion of coal; and

•	improve the roof support and auxiliary transportation systems to reduce costs.

We are one of the world’s leading suppliers of coal products utilizing longwall extracting technology as the principal mining method. The longwall extracting technology is patented in the PRC and Australia. We believe production costs of coal products can be reduced by utilizing longwall extracting technology.

Upgrading and improving longwall mining technologies is one of our principal business strategies. With regard to upgrading longwall extracting technology, we focus on improving relevant technology and replacing outdated equipment.

D. Trend Information

The PRC Government’s published estimates indicate that the growth rate of GDP in the PRC will be approximately 7% in 2004. We expect the domestic demand for coal to rise in 2004 compared to 2003 as a result of the growth in China’s economy and an expected increase in coal consumption used in the electricity power generation, construction and metallurgical industries. Notwithstanding this pressure, we expect the demand and supply of coal in the domestic coal market remain generally in equilibrium in 2004. However, in certain regions of the PRC, we anticipate the supply of steam coal to fall short of demand, as with the supply of coking coal nation-wide. As a result of the above and other factors, we expect coal prices to rise. The PRC Government encourages the development of large coal corporations and, in order to raise the safety of coal mines and improve the operation of the coal industry, the PRC Government will continue to regulate and close sub-standard coal mines.

In the international market, we expect strong demand for coal to lead to an increase in coal prices. The rapid development of the international iron and steel industry should further exert pressure on the supply of coking coal, which in turn will boost demand for semi-soft coking coal. Due to the impact of expected decreases in PRC coal exports and an increase in demand for coal in the international market, the supply in the Asian coal market is expected to fall short of demand.

From January 1, 2004, the PRC Government implemented a new coal VAT refund policy under which the tax refund for our exported coal products will be adjusted from 13% to 11%. This will have a negative impact on our profits from coal exports. In January 2004, the PRC Government promulgated new regulations, entitled “Measures for the Administration of Quotas for Coal Export,” that provide for the implementation of coal export quotas beginning in 2005. Under the new regulations, which take effect on July 1, 2004, the National Development and Reform Commission and the Ministry of Commerce will be responsible for determining the total volume of the PRC’s export quota of coal and allocating the quota among the authorized coal exporters. The regulations provide that, in determining the allocation of the quota to the authorized coal exporters, the National Development and Reform Commission and the Ministry of Commerce will refer to the exporters’ respective coal export performance in the previous year. In view of our significant coal export sales, which accounted for approximately 14.8%, 16.9% and 14.5% of the PRC’s total coal export sales in 2001, 2002 and 2003, compared to other coal exporters, we expect to be able to obtain a significant allocation of the coal export quota. However, we can give no assurance that we will obtain an allocation equal to our historical export sales of coal, and we cannot predict what our allocation of the coal export quota will be. See “Regulatory Overview — Regulations Concerning Imports and Exports of Coal.”

At the 2004 annual national coal trading convention, we signed domestic sale contracts, letters of intent and export plans to sell 11.9 million and 17.5 million tonnes of coal, respectively. The consolidated average coal prices of signed domestic sale contracts have increased by 9.9% over that of 2003. Coal prices of signed domestic letters of intent and export plans will fluctuate in response to market changes. On June 9, 2004, we announced the contracted price and volume of our export coal sales to Japan for 2004. The contracted volume is 10.4 million tonnes, which is equivalent to 86.7% of our 12 million tonne coal export target for 2004. The average contracted price of our coal exports under these agreements is set at US$51.93 per tonne, representing an increase of US$21.49 per tonne, or 70.6%, from 2003.

E. Off-balance Sheet Arrangements

As of December 31, 2003, other than capital expenditure commitments, discussed in “B. Liquidity and Capital Resources” above, and contractual obligations, discussed in “F. Contractual Obligations” below, we did not have any off-balance sheet arrangements.

F. Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments at December 31, 2003:

	Payments due by period
	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Contractual Obligations	—	—	—
Unsecured bank borrowings	600,000	200,000	400,000	—	—
Capital commitments for the acquisition of property, plant and equipment	163,342	163,342	—	—	—
Capital commitments for the acquisition of an equity investment	30,137	30,137	—	—	—
Amounts due to Parent Company and its subsidiaries	420,479	369,620	19,032	16,871	14,956

Total	1,213,958	763,099	419,032	16,871	14,956

Acquisition of Jining III

We acquired Jining III on January 1, 2001 pursuant to the Jining III Acquisition Agreement entered into between the Parent Company and us on August 4, 2000. Pursuant to the Jining III Acquisition Agreement, we agreed to pay approximately RMB132.5 million as consideration for the mining rights associated with Jining III. This amount is to be paid to the Parent Company in 10 equal annual interest free installments, which commenced in 2001. As at December 31, 2003 the Company has paid total of RMB39.7 million to the Parent Company for mining rights to Jining III.

Acquisition of Railway Assets

On January 1, 2002, we acquired the Railway Assets from the Parent Company pursuant to the Railway Assets Acquisition Agreement. Pursuant to the Railway Assets Acquisition Agreement, when the annual transportation volume of the Railway Assets reaches the volume milestone targets of 25 million tonnes, 28 million tonnes and 30 million tonnes for the years 2002, 2003 and 2004, respectively, we will pay to the Parent Company an amount of RMB40 million each year before June 30. The annual transportation volume of the Railway Assets during the years ended December 31, 2002 and 2003 was above 25 million and 28 million tonnes, respectively. Accordingly, pursuant to the Railway Assets Acquisition Agreement, we paid RMB40 million in each of 2002 and 2003 to the Parent Company.

Loan Agreement

We entered into a long-term loan agreement with the Bank of China on December 3, 2001 and borrowed a total of RMB1.2 billion from the Bank of China on January 4, 2002. The initial interest rate of the loans was 6.21% per annum, subject to adjustment in accordance with statutory interest rate or changes by the State in the method of calculating interest during the term of the loan agreement. In 2003, the interest rate of the loans was adjusted to 5.76%. The loan is repayable in six annual installments of RMB200 million each over a period of 96 months, commencing August 2004. Interest is payable on a quarterly basis. We made a partial repayment of RMB600.0 million during 2003 and according to the terms of the loan agreement, any early settlement would be deemed to settle the last installment due. The balance of the loan is therefore repayable in three annual installments beginning in August 2004.

Mining Rights

Pursuant to the Mining Rights Agreement dated October 17, 1997, we have agreed to pay to the Parent Company an annual fee (“Annual Fee”) of approximately RMB13.0 million as compensation for the Parent Company’s agreement to give up the mining rights associated with our mines (other than Jining III). The terms of the mining rights are 67 years for Baodian, 70 years for Dongtan, 45 years for Nantun, 80 years for Xinglongzhuang and 64 years for Jining II. All such terms commenced on October 14, 1997, the date on which the mining rights permits were issued. It has been agreed that the Annual Fee will be fixed for a period of 10 years (the “Initial Period”), after which the Annual Fee will be revised if new national legislation is passed in respect thereof. The Parent Company and we have also entered into the Compensation Agreement on the same date whereby the Parent Company has agreed to compensate us in respect of any amounts in excess of the Annual Fee which we may, following the Initial Period, be required to pay as a result of any such new national legislation.

G.	Critical Accounting Policies

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates and judgments, including those related to impairment, inventories, allowance for doubtful debts, income taxes, land subsidence, restoration, rehabilitation and environmental costs, and depreciation of mining structure. We base our estimates and judgments on historical experience and on various other factors that we believe are reasonable. Actual results may differ from these estimates under different assumptions or conditions.

The following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Impairment

At each balance sheet date, we review the carrying amounts of our tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the cash-generating unit to which the asset belongs.

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

Through December 31, 2003, we have not recorded an impairment charge for our assets.

Inventories

Inventories of coal are physically measured and are stated at the lower of cost and net realizable value. Cost, which comprises direct materials and, where applicable, direct labor and overhead that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average method. Net realizable value represents the estimated selling price less all further costs to completion and costs to be incurred in selling, marketing and distribution.

Inventories of auxiliary materials, spare parts and small tools expected to be used in production are stated at weighted average cost less provision, if necessary, for obsolescence.

Through December 31, 2003, we did not write down inventories for obsolescence, based upon assumptions about future demand and market conditions. These assumptions, although consistently applied, can have a significant impact on current and future operating results and financial position. Our principal inventory is coal products. Costs of the coal product are significantly lower than its net realizable value, hence no relevant inventory obsolence risks exist.

Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. Our liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where we are able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asst to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and we intend to settle our current tax assets and liabilities on a net basis.

Through December 31, 2003, we have recognized the deferred taxation for the tax consequence of temporary differences on the additional provision for land subsidence, restoration, rehabilitation and environmental costs as management believes that its realization is probable. A change in management’s belief resulting from anticipated levels of profitability would result in adjustment to the amount of deferred tax assets recognized and further impact our earnings in the year this change occurs.

Land subsidence, restoration, rehabilitation and environmental costs

One consequence of coal mining is land subsidence caused by the resettlement of the land above the underground mining sites. Depending on the circumstances, we may relocate inhabitants from the land above the underground mining sites prior to mining those sites or we may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined. We may also be required to make payments for restoration, rehabilitation or environmental protection of the land after the underground sites have been mined.

An estimate of such costs is recognized in the period in which the obligation is identified and is charged as an expense in proportion to the coal extracted.

We make certain assumptions to recognize such costs based on historical experience and current information. These assumptions, although consistently applied, can have a significant impact on current and future operating results and financial position.

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

For a detailed discussion of critical accounting policies, see Note 3 to our Financial Statements.

Recent Changes in Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and provides guidance on the identification of entities for which control is achieved through means other than voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprises should consolidate VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. FIN 46 was applicable for periods ending December 15, 2003. In December 2003 the FASB issued FIN 46R which defers the implementation date to the end of the first reporting period after March 15, 2004 unless a business enterprise has a special purpose entity in which case the provisions must be applied for fiscal years ending December 31, 2003. We do not have a special purpose entity, and therefore, will adopt the provisions in December 2004.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities.” The statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. This Statement is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on our financial position, cash flow or results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. The statement establishes standards for how an issuer classifies and measures certain financial instruments. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The statement requires that certain financial instruments that, under previous guidance, could be accounted for as equity be classified as liabilities, or assets in some circumstances. This statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The statement also requires disclosures about alternative ways of settling the instruments and the capital structure of entities whose shares are mandatorily redeemable. The adoption of SFAS No. 150 did not have a material impact on our financial position, cash flow or results of operations.

U.S. GAAP Reconciliation and Summary of Differences between IFRS and U.S. GAAP

The consolidated financial statements are prepared in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. The significant differences relate principally to the accounting for the acquisitions of Jining II, Jining III and Railway Assets, the cost bases of property, plant and equipment and land use rights and related adjustments to deferred taxation.

Under IFRS, the acquisitions of Jining II, Jining III and the Railway Assets have been accounted for using the purchase method which accounts for the assets and liabilities of Jining II, Jining III and the Railway Assets at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill and amortized over a period of 10 to 20 years. Any excess of the fair value of the net assets acquired over the purchase consideration is recorded as negative goodwill, which is presented as a deduction from our assets in our consolidated balance sheet. We release the negative goodwill to the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets.

Under U.S. GAAP, as we, Jining II, Jining III and the Railway Assets are entities under the common control of the Parent Company, the assets and liabilities of Jining II, Jining III and the Railway Assets are required to be included in our consolidated balance sheet at historical cost. The difference between the historical cost of the assets and liabilities of Jining II, Jining III and the Railway Assets acquired and the purchase price paid is recorded as an adjustment to shareholders’ equity.

Under IFRS, the mining rights of Jining III are stated at their purchase price less amortization. Mining rights are amortized on a straight-line basis over 20 years, being the useful life estimated based on the total proven and probable reserves of the coal mine. Under U.S. GAAP, as both we and Jining III are entities under the common control of the Parent Company, the mining rights have to be restated at zero cost and no amortization on mining rights will be recognized. However, a deferred tax asset relating to the capitalization of mining rights is required to be recognized under U.S. GAAP as a higher tax base resulting from the capitalization is utilized for PRC tax purposes.

Under IFRS, property, plant and equipment and land use rights have been stated based on their respective fair values at the date of acquisition even for cases involving transaction between entities under common control. The fair value amount becomes our new cost basis of the assets formed from the reorganization and depreciation is based on such new basis. Under U.S. GAAP, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. Accordingly, property, plant and equipment and land use rights are restated at the historical cost and no additional depreciation on the fair value amounts will be recognized under U.S. GAAP. However, a deferred tax asset relating to the difference in cost bases between the fair value at the date of acquisition and historical cost is required to be recognized under U.S. GAAP and the tax bases of the assets are the fair value amount at the date of acquisition.

The adjustments necessary to restate net income and shareholders’ equity in accordance with U.S. GAAP are shown in the tables set out below.

	Year ended December 31,
	2003	2002	2001
	RMB’000	RMB’000	RMB’000
Net income as reported under IFRS	1,386,686	1,221,999	970,945
U.S. GAAP adjustments:
Additional depreciation charged on fair value of property, plant and equipment and land use rights	188,191	188,178	164,684
Additional deferred tax charge due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and land use rights and capitalization of mining rights	(64,289)	(64,284)	(56,532)
Amortization of negative goodwill on acquisition of Jining III	(27,620)	(27,620)	(27,620)
Amortization of mining rights of Jining III	6,624	6,624	6,624
Amortization of goodwill arising on acquisition of Jining II	777	777	777
Amortization of goodwill arising on acquisition of the Railway Assets	8,880	—	—
Profit of Railway Assets included in our results using the pooling of interest method	—	—	168,675

Net income under U.S. GAAP	1,499,249	1,325,674	1,227,553

Earnings per share under U.S. GAAP	RMB0.52	RMB0.46	RMB0.44
Earnings per ADS under U.S. GAAP	RMB26.12	RMB23.10	RMB21.86

	At December 31,
	2003	2002
	RMB’000	RMB’000
Shareholders’ equity as reported under IFRS	11,083,239	9,995,033
U.S. GAAP adjustments:
Difference in cost bases of property, plant and equipment and land use rights	(2,561,032)	(2,561,032)
Additional depreciation charged on fair value of property, plant and equipment and land use rights	1,125,520	937,329
Additional deferred tax asset due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and land use rights	473,719	535,822
Goodwill arising on acquisition of Jining II	(10,883)	(11,660)
Negative goodwill arising on acquisition of Jining III, net	55,241	82,861
Mining rights of Jining III	(112,607)	(119,231)
Additional deferred tax asset due to a higher tax base resulting from capitalization of mining rights	37,160	39,346
Goodwill arising on acquisition of Railway Assets	(71,120)	(40,000)

Shareholders’ equity under U.S. GAAP	10,019,237	8,858,468

Under U.S. GAAP, our total assets would have been RMB12,845,802,000 and RMB11,787,480,000 at December 31, 2003 and 2002, respectively.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Director and Senior Management

The following table sets forth certain information concerning our directors (“Directors”), executive officers and members of our board of supervisors (the “Board of Supervisors”). Based on our articles of association (“Articles of Association”) amended on June 25, 2004, our Board of Directors currently consists of 13 directors, with one Chairman, two Vice Chairmen, and four independent directors. At our Shareholders’ meeting held on June 25, 2004, three new Directors were elected, namely, Mr. Xin Yang, Mr. Xinhun Wang and Mr. Quanxi Wang, with one to replace Mr. Yu Xuezhi, who passed away during the term of his directorship. All Directors other than the three newly elected Directors serve term of three years since their respective election dates or until the election of their respective successors. The term of each new Director is to be terminated at the same time as the termination of the term of the existing Board of Directors. As more than 50% of our voting power is held by the Parent Company, we are not required to have a majority of independent directors in reliance on the exemption provided under Section 303A.00 of the NYSE Listing Rules.

Name	Age	Position at the Company	Date Term of Office Expires	Share Ownership As Of December 31, 2003*
Directors
WANG Xin	45	Chairman	June 2005	0
GENG Jiahuai	53	Vice Chairman	June 2005	0
YANG Deyu	54	Vice Chairman and General Manager	June 2005	10,000
MO Liqi	59	Director	June 2005	10,000
WANG Bangjun	59	Director	June 2005	10,000
YANG Jiachun	49	Director	June 2005	10,000
WU Yuxiang	42	Director and Chief Finance Officer	June 2005	10,000
WANG Xinkun	51	Director and Deputy General Manager	June 2005	0
DONG Yunging	48	Director	June 2005	0

Independent Non-executive Directors
FAN Weitang	68	Director	June 2005	0
CUI Jianmin	71	Director	June 2005	0
WANG Xiaojun	49	Director	June 2005	0
WANG Quanxi	48	Director	June 2005	0

Supervisory Committee
MENG Xianchang	56	Chairman of Supervisory Committee	June 2005	10,000
XIAO Shuzhang	60	Supervisor	June 2005	10,000
ZHANG Shengdong	47	Supervisor	June 2005	0
LIU Weixin	53	Supervisor	June 2005	0
XU Bentai	45	Supervisor	June 2005	0

Executive Officers
JIN, Tai	52	Deputy General Manager	—	0
ZHANG Yinmin	50	Deputy General Manager	—	0
HE Ye	47	Deputy General Manager	—	0
TIAN Fengze	47	Deputy General Manager	—	0
CHEN Guangshui	38	Secretary of the Board of Directors	—	1,000
SHI Chengzhong	41	Vice General Manager	—	0
NI Xinghua	47	Chief Engineer	—	0

*	In the form of A Shares. Aggregate ownership less than 1% of the outstanding Shares.

Executive Directors

WANG Xin, aged 45, an engineering technique application researcher and an industrial doctorate, is our Chairman of the Board of Directors. Mr. Wang joined our predecessor in 1982. In 2000, he was the Deputy Head Engineer, the Department Head of the Mechanical Engineering Department and the Deputy General Manager of Yankuang Group Corporation Limited. In 2002, he became a Director and the Deputy General Manager of Yankuang Group Corporation Limited, and was also the General Manager of Yankuang Coal Chemicals Company. By 2003, he was the Vice-Chairman of the Board of Directors and General Manager of Yankuang Group Corporation Limited. Mr. Wang graduated from the China University of Mining and Technology.

GENG Jiahuai, aged 53, an engineering technique application researcher, is our Director and Vice Chairman of our board of directors. He is also the Party Committee Secretary of the Parent Company. From 1985 to 2002, Mr. Geng acted as the Deputy Director, Director of the Safety and Supervision Bureau and the Director of Zibo Mining Bureau. Mr. Geng joined of the Parent Company in 2002, and became the General Manager and the Vice Chairman of the Board of Directors and the Party Committee Deputy Secretary of the Parent Company in 2002. Mr. Geng became a Director of the Company in 2002. Mr. Geng became the Chairman of the Board of Directors and the Party Committee Secretary of the Parent Company in 2003, and became our Vice Chairman in 2004. He graduated from Shandong Mining Institute.

YANG Deyu, aged 54, an engineering technique application researcher, is our Vice Chairman of the Board of Directors, and our General Manager. Mr. Yang joined the Predecessor in 1968, became the Deputy Director of Yanzhou Mining Bureau in 1994 and became the Deputy General Manager and Director of the Safety and Supervision Bureau of the Predecessor in 1996. Mr. Yang become our Executive Director and General Manager in 1997, and become our Vice Chairman of the Board of Directors and General Manager in 2002. He graduated from Shandong Mining Institute.

MO Liqi, aged 59, an engineering technique application researcher, is a director of our Board of Directors, Mr. Mo joined the Predecessor in 1970, successively became the Party Committee Deputy Secretary and Manager of Yanzhou Coal Infrastructure Company in 1983 and 1985, respectively. Mr. Mo became the Deputy Director of Yanzhou Mining Bureau in 1987, and Mr. Mo became the Vice-Chairman of the Board of Directors and the Deputy General Manager of the Predecessor in 1996, and became the General Manager of the Predecessor in 1997. Mr. Mo became our director in 1997. He became our Chairman of the Board of Directors in 2002. Mr. Mo was the Vice Chairman of the Board of Directors and the Party Committee Secretary of the Parent Company in from 2002 to December 2003. He graduated from Shandong Mining Institute.

WANG Bangjun, aged 59, an engineer, is a Director of our company. Mr. Wang joined the Predecessor in 1970, became a Deputy Manager and the Party Committee Deputy Secretary of Yanzhou Coal Infrastructure Company between 1983 and 1987. He successively became the Deputy Director and a Party Committee Deputy Secretary of Yanzhou Mining Bureau between 1987 and 1996, and became the Vice-Chairman of the Board of Directors and a Party Committee Secretary of the Predecessor in 1996. Mr. Wang became a Director of our company in 1997. Mr. Wang was the Vice-Chairman of the Board of Directors of the Parent Company from 2002 to December 2003 and became an investigator of the Parent Company in December 2003. He graduated from Shandong Mining Institute.

YANG Jiachun, aged 49, a senior economist, is a Director of our company and a Director of the Parent Company. Mr. Yang joined the Predecessor in 1988 and became a Director of our company in 1997. Mr. Yang became the executive director of the Parent Company in 1999, and in 2002, became a director of the Parent Company and a Vice-Chairman of the Board of Directors of Yankuang Guizhou Energy and Chemicals Company Limited. He graduated from Yunnan Education University.

WU Yuxiang, aged 42, a senior accountant, is a Director and the Chief Financial Officer of our company. Mr. Wu joined the Predecessor in 1981 and became the Chief Accountant of the Finance Department of the Predecessor in 1996. Mr. Wu became the Manager of the Finance Department of our company in 1997, and became a Director and the Chief Financial Officer of our company in 2002. He graduated from Shandong Television University.

WANG Xinkun, aged 51, a senior economist, is the Deputy General Manager of our company. Mr. Wang joined our predecessor in 1977. He became the Manager of the Sales Department of our company in 2000. He became a Deputy General Manager of our company in 2002. He graduated from Tianjin University.

DONG Yunqing, aged 48, a senior engineer, is a Director and the Chairman of Labor Union of our company. Mr. Dong joined the Predecessor in 1981. Mr. Dong was the Vice Chairman of Labor Union of the Parent Company from 2001 to April 2003. Mr. Dong became a Director and the Chairman of Labor Union of our company in 2002. He graduated from Shandong Mining Institute.

Independent Non-executive Directors

FAN Weitang, aged 68, a member of the China Engineering Academy, is an Independent Non-executive Director of our company. Mr. Fan is the chairman of the China Coal Industry Association, the chairman of the China Science and Engineering Association and the vice director of the China Energy Research Association. Mr. Fan had served as the deputy director of the Ministry of Coal Industry of China, a member of the presidium of the China Engineering Academy, Head of the Energy and Mining Engineering Department and a Committee Member of the 8th and 9th Chinese People’s Political Consultative Conference. Mr. Fan became an Independent Non-executive Director of our company in 2002. He graduated from Beijing Steel Institution and was granted an associate doctorate in Technology and Science by Moscow Mining Institution of the former USSR.

CUI Jianmin, aged 71, a senior auditor and certified accountant, is an Independent Non-executive Director of our company. Mr. Cui is the chairman of the Association of China Certified Accountants. Mr. Cui has extensive experience in financial accounting and audit management and has been the deputy chief auditor of the National Audit Office of the PRC. Mr. Cui became a Committee Member of the 8th Chinese People’s Political Consultative Conference. Mr. Cui became an Independent Non-executive Director of our company in 2002. Mr. Cui graduated from People’s University of China.

WANG Xiaojun, aged 49, admitted as a solicitor in England and Wales and Hong Kong, is an Independent Non-executive Director of our company. Mr. Wang is a partner of Wang & Co., X. J. in Hong Kong. He has practiced PRC law in Beijing and was admitted in the PRC, Hong Kong and England and Wales in 1988, 1995 and 1996, respectively. Mr. Wang has worked as a legal adviser for the Hong Kong Stock Exchange and Richards Butler and has worked in investment banking activities for BNP Paribas Peregrine and ING Barings. Mr. Wang became an Independent Non-executive Director of the Company in 2002. He graduated from the People’s University of China and the Graduate School of the Chinese Academy of Social Science and holds a bachelor’s degree in laws and a master’s degree in laws.

WANG Quanxi, aged 48, a professor, is an Independent Non-executive Director of our company. Mr. Wang is currently the Faculty Head of the Nankai University Finance Management Faculty, the Head of the Nankai University Enterprise Research Centre, and the Deputy Head of the Nankai University MBA Centre. He is also the Chief Secretary of the Tianjin City Management Science Academic Society. Mr. Wang graduated from the Tianjin Nankai University.

Board of Supervisors

MENG Xianchang, aged 56, a senior engineer, is the Chairman of the Supervisory Committee of our company and a Supervisor and Party Committee Deputy Secretary of the Parent Company. Mr. Meng joined the Predecessor in 1981 and was promoted to Party Committee Deputy Secretary and Supervisor of the Predecessor in 1996, and became the Chairman of the Supervisory Committee of our company in 1997. He graduated from Shandong Mining Institute.

XIAO Shuzhang, aged 60, a senior engineer, is a Supervisor of our company. Mr. Xiao joined the Predecessor in 1970, became a Disciplinary Committee Secretary of Yanzhou Coal Infrastructure Company and a Disciplinary Committee Secretary of Yanzhou Mining Bureau in 1986 and 1987, respectively. Mr. Xiao was a Supervisor and Disciplinary Committee Secretary of the Predecessor from 1996 to November 2003, and he became a Supervisor of our company in 1997. He graduated from Jiaozuo Mining Institute.

ZHANG Shengdong, aged 47, a senior accountant, is a Supervisor of our company and the Deputy Chief Accountant of the Parent Company. Mr. Zhang joined the Predecessor in 1981 and became the Deputy Chief Accountant of Parent Company in 1997. Mr. Zhang became a Supervisor of our company in 2002. He graduated from China University of Mining and Technology.

LIU Weixin, aged 53, a senior accountant, is a Supervisor of our company and the Chief of Audit Department of the Parent Company. Mr. Liu joined the Predecessor in 1971, and became the Deputy Chief of Audit Office of the Parent Company in 2001. Mr. Liu became a Supervisor of our company in 2002, and became the Director of Audit Department of the Parent Company in 2003. He graduated from Shandong Youth Cadre Institute.

XU Bentai, aged 45, a senior engineer, is an Employee Supervisor of the Company and the chairman of Jining III coal mine’s Labor Union. Mr. Xu joined the Predecessor in 1978 and became the chairman of Jining III coal mine’s Labor Union in 1999. He became an Employee Supervisor of our company in 2002. He graduated from the Central Communist Party School Correspondence Institute.

Other Executive Officers

JIN Tai, aged 52, a senior engineer, is the Deputy General Manager of our company. Mr. Jin joined the Predecessor in 1968. In 1996, he was the Manager of the Co-ordination Department of the Predecessor. In 1998, he became the Head of Xinglong Zhuang Coal Mine. In 2000, he was the Deputy General Manager of the parent company of our company, and in 2004 he became the Deputy General Manager of our company. Mr. Sin graduated from the China University of Mining and Technology.

ZHANG Yingmin, aged 50, a senior engineer, is the Deputy General Manager of our company. Mr. Zhang joined the Predecessor in 1971. He became the Head of Baodian coal mine in 2000. Mr. Zhang became the Deputy General Manager of our company in 2002. He graduated from Tianjin University.

HE Ye, aged 47, a senior engineer, is the Deputy General Manager of our company. Mr. He joined the Predecessor in 1993. In 1992, he was the Head of the Jining II Coal Mine. In 2002, he was the Executive Deputy General Manager of a subsidiary of the Parent Company. In 2004, he became the Deputy General Manager of our company. Mr. He graduated from the Guizhou Industrial Academy.

TIAN Fengze, aged 47, a senior economist, is a Deputy General Manager of our company. Mr. Tian joined the Predecessor in 1976. He became the Head of Beixu Coal Mine in 1991. Mr. Tian became a Deputy General Manager of our company in 2002. He graduated from Beijing Coal Cadre Institute.

CHEN Guangshui, aged 38, an engineer, is the Secretary of the Board of Directors and the director of the secretariat of the Board of Directors of our company. Mr. Chen joined the Predecessor in 1990 and become the Secretary of the Board of Directors and the director of the secretariat of the Board of Directors of our company in 1997. He graduated from Fuxin Mining Institute.

SHI Chengzhong, aged 41, a senior engineer, is a Deputy General Manager of our company. Mr. Shi joined the Predecessor in 1983 and became Vice Chief Engineer of the Parent Company in 2000, and became a Deputy General Manager of our company in 2002. He graduated from Shandong Mining Institute.

NI Xinghua, aged 47, a senior engineer, is the Chief Engineer of our company. Mr. Ni joined the Predecessor in 1975 and became Vice Chief Engineer of the Parent Company in 2000, and became the Chief Engineer of our company in 2002. He graduated from Tianjin University.

B. Compensation

The aggregate amount of cash remuneration paid by us to the Directors, Supervisors and Executive Officers (a total of 22 persons) during the year ended December 31, 2003 was RMB1.8 million. The aggregate amount of cash remuneration paid by us to the five highest-paid individuals in the Company (including five Directors) in 2003 was RMB790,000. In addition, Directors and Supervisors who are also officers or employees receive certain other benefits in kind, such as subsidized or free health insurance and transportation, customarily provided by enterprises in the PRC to their employees.

C. Board Practices

Board of Directors

Directors are elected by shareholders at a general meeting. Currently, we do not adopt a cumulative voting rights system. As a result, a holder of a majority of our shares is able to elect all of the Directors. Directors are elected for a term of three years.

According to our Articles of Association, the Board of Directors is accountable to the shareholders in general meeting and exercises the following functions and powers:

(i)	to be responsible for the convening of shareholders’ meetings and reporting on its work to the shareholders at such meetings;

(ii)	to implement the resolutions passed by the shareholders in general meetings;

(iii)	to determine our business plans and investment proposals;

(iv)	to formulate our annual preliminary and final budgets;

(v)	to formulate our profit distribution proposal and loss recovery proposals;

(vi)	to formulate proposals for the increase or reduction of our registered capital and the issuance of our debentures;

(vii)	to draw up plans for our merger, division or dissolution;

(viii)	to decide on our internal management structure;

(ix)	to appoint or remove our general manager and to appoint or remove the deputy general manager(s) and other senior officers (including the financial controller), based on the recommendation of the general manager, and to decide on their remuneration;

(x)	to formulate our basic management system;

(xi)	to formulate proposals for any amendment of the Articles of Association;

(xii)	to decide on our business involving risk investments, mortgages of assets and other guarantees within the authority conferred by the general meeting;

(xiii)	to manage disclosure of our information;

(xiv)	to recommend to shareholders at shareholders’ general meetings the appointment or replacement of our independent auditors;

(xv)	to receive the working report from our management and examine their performance; and

(xvi)	to approve an aggregate amount of provision for impairment of assets not more than 3% of our latest audited consolidated net asset value, to clear an amount of provision for impairment of assets not more than 1% of our latest audited consolidated net asset value, and to execute in compliance with the relevant regulations on connected transactions of any provision and clearance of impairment of assets involving any connected transactions.

(xvii)	to exercise any other powers conferred by the shareholders in general meeting.

Except for items (vi), (vii) and (xi), which require the affirmative vote of more than two-thirds of all of the Directors, resolutions on any other items may be approved by the affirmative vote of a simple majority of Directors.

In addition to obligations imposed by laws, administrative regulations or the listing rules of the stock exchanges on which our Shares are listed, the Articles of Association place on each Director, Supervisor, general manager, deputy general manager and any other senior officer a duty to each shareholder, in the exercise of our functions and powers entrusted to such person:

•	not to cause us to exceed the scope of business stipulated in our business license;

•	to act honestly in our best interests;

•	not to expropriate our property in any way, including (without limitation) usurpation of opportunities which benefit us; and

•	not to expropriate the individual rights of shareholders, including (without limitation) rights to distributions and voting rights, save and except pursuant to our restructuring which has been submitted to the shareholders for their approval in accordance with the Articles of Association.

The Articles of Association further place on each Director, Supervisor, general manager, deputy general manager and senior officer:

•	a duty, in the exercise of such person’s powers and discharge of such person’s duties, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

•	a fiduciary obligation, in the exercise of our powers entrusted to him or her, not to place himself or herself in a position where his or her duty to us and his or her interests may conflict; and

•	a duty not to direct a person or entity related or connected to the Director, Supervisor, general manager, deputy general manager or senior officer in certain relationships enumerated in the Articles of Association to act in a manner which such Director, Supervisor, general manager, deputy general manager or senior officer is prohibited from doing.

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

Audit Committee of the Board of Directors

Pursuant to a resolution passed on October 29, 2002, our Board of Directors established an audit committee and an audit department as the audit committee’s execution body. The audit committee consists of five members, including three independent non-executive directors, one independent director and one employee representative. Mr. Cui Jianming, who is a financial expert, was elected as the chairman of the audit committee. Mr. Cui has extensive experience in financial accounting and audit management. Mr. Cui is a senior auditor and certified accountant and is the chairman of the Association of China Certified Accountants. The primary duties of the audit committee include review and audit of our (i) internal audit system, (ii) internal control procedures, (iii) financial reporting channels, and (iv) disclosure of financial information. The audit committee also pre-approves audit and non-audit services provided by the independent auditors.

Currently, the members of our audit committee of the Board of Directors are:

Name	Age	Position	Ownership of Shares
CUI Jianming	71	Independent non-executive director	—

FAN Weitang	68	Independent non-executive director	—

WANG Xiaojun	49	Independent non-executive director	—

WANG Bangjun	59	Director	10,000

DONG Yunqing	48	Employee director	—

The establishment and composition of our audit committee is in reliance upon certain exemptions from the NYSE Listing Rules. See “Item 16.D Exemptions from the Listing Standards for Audit Committees.”

Supervisory Committee

We have a supervisory committee comprising five members, one of whom is an employee representative. Supervisors serve a term of three years. The supervisory committee shall be accountable to the shareholders in a general meeting and shall exercise the following functions and powers in accordance with law:

•	to review our financial position;

•	to supervise the Directors, general manager, deputy general managers and other senior officers to ensure that they do not act in contravention of any law, regulation or our Articles of Association;

•	to demand any Director, general manager, deputy general manager or any other senior officer who acts in a manner which is harmful to our interest to rectify such behavior;

•	to verify such financial information as financial reports, business reports and profit distribution plans to be submitted by the Board of Directors to shareholders’ general meetings and to authorize, in our name, publicly certified and practising accountants to assist in the re-examination of such information should any doubt arise in respect thereof;

•	to propose to convene shareholders’ extraordinary general meetings and extraordinary board meetings;

•	to represent us in negotiations with or in bringing actions against a Director; and

•	other functions and powers specified in our Articles of Association.

Supervisors shall attend meetings of the Board of Directors.

Nomination / Corporate Governance / Compensation Committee

As of the date of this annual report, the Parent Company held 1,670,000,000 Shares in the form of Legal Person Shares, representing 58.19% of our total Shares on the same day. As more than 50% of our voting power is held by the Parent Company, we are a “controlled company” under NYSE Listing Rules 303A.00. As a result, we are not required to establish a Nomination Committee, Corporate Governance Committee or Compensation Committee under Sections 303A.04 and 303A.05 of the NYSE Listing Rules. As such, we currently do not have any such committees.

Arrangement to Purchase Equity or Debt Securities and Other Arrangements

At no time during the year ended December 31, 2003, were we, our holding company or any of our fellow subsidiaries a party to any arrangement to enable our Directors or Supervisors to acquire benefits by means of the acquisition of our equity or debt securities or any other body corporate with the exception of the A Shares issued to our Directors, Supervisors and senior management.

There is no arrangement or understanding between any Director and any major shareholder, customer or supplier in connection with the selection of such Director.

Service Contracts of Directors and Supervisors

Each of the Directors and Supervisors has entered into a service contract with us. Under such contracts, each executive director will receive a salary and a discretionary year-end bonus, at such levels as are proposed by the Board of Directors and approved by the shareholders of the Company in general meetings, provided that the discretionary year-end bonuses paid to our Executive Directors and other employees (including, but not limited to, our other Directors, Supervisors and executive officers) do not, in aggregate, exceed 1% of the net profit after taxation and extraordinary losses but before extraordinary gains for that year.

Save as disclosed herein, no Director or Supervisor has entered into any service contract with the Company which is not terminable by us within one year without payment other than statutory compensation.

D. Employees

General

We had the following number of employees as of the period indicated:

	As of December 31,
	2001	2002	2003
Coal Production employees	18,656	21,252	21,419
Engineers and technicians	711	811	923
Management and administrative personnel	1,765	2,007	1,847
Support staff	2,557	3,802	3,772

Total	23,689	27,872	27,961

All of our employees work in the PRC. The total remuneration of our employees includes wages and bonuses. We paid our employees an aggregate of approximately RMB568.3 million, RMB824.8 million and RMB875.7 million in wages and bonuses in the years ended December 31, 2001, 2002 and 2003, respectively. The compensation of an employee directly involved in underground mining is based on the production of such employee, as well as the production of the employee’s mining team. Employees and their families also receive certain social welfare benefits and education and health services from the Parent Company. These benefits are subsidized in some cases by the Parent Company, as required by PRC laws and rules and regulations. We reimburse the Parent Company for all such subsidies.

The Parent Company is responsible for the administration of our employee pension fund and for the provision of retirement benefits to our retirees. According to the Pension Fund Agreement entered into between the Parent Company and us, we are obligated to set aside the pension fund which equals 45% of the total remuneration paid to our employees for the Parent Company to pay the local pension fund authority for and on behalf of our employees. The welfare of retired employees is administrated by the Parent Company. The Pension Fund Agreement was renewed in 2002. We and the Parent Company agreed that the foregoing pension fund scheme will be continuously applied from 2002 to 2006. We further carry personal injury insurance for employees. The premium is 1.8% of the total remuneration of the employees.

Our subsidiaries are participants in a State-managed retirement scheme pursuant to which the subsidiaries pay a fixed percentage of their qualifying staff’s wages as a contribution to the scheme. The subsidiaries’ financial obligations under this scheme are limited to the payment of the employer’s contribution. In 2003, contributions payable by the subsidiaries pursuant to this arrangement were insignificant.

Under the Agreement, in respect of every five-year period following the expiration of this period, we and the Parent Company will determine a new contribution rate for us with reference to estimates of pension and welfare benefit expenditures and employees’ wages in respect of the employees of the Parent Company and us during such period. If we and the Parent Company cannot agree on the level of contribution for any such subsequent five-year period, then the contribution rate will be fixed by an independent arbitrator. In 2001, 2002 and 2003, total contributions paid by us for our Directors, Supervisors, Executive Officers and senior management to the pension fund were approximately RMB0.6 million, RMB70.8 million and RMB0.7 million, respectively. In addition, each employee of ours currently pays a percentage of his or her salary as an additional contribution. Upon retirement, our employees are entitled to the payment of a pension from the scheme.

Currently, all of our employees are employed under employment contracts which specify the employee’s position, responsibilities, remuneration and grounds for termination. We have a labor union that protects employees’ rights, aims to assist in the fulfillment of our economic objectives, encourages employee participation in management decisions and assists in mediating disputes between us and union members. Each of our operating units has a separate branch of the labor union. We have not experienced any strikes or other labor disturbances which have interfered with our operations, and we believe that our relations with our employees are good.

All employees who are unable to work due to illness or disability are entitled to receive certain benefits during the period of their absence from the workplace. In addition, the PRC Government requires us to provide casualty and life insurance for each of our employees who work in the underground mining areas.

Medical Insurance Scheme

In accordance with the announcement of the Shandong Provincial People’s Government, since January 1, 2002, we have established and commenced implementing a basic medical insurance scheme for employees, which comprises basic medical insurance and supplementary medical insurance schemes. The schemes are described below.

•	basic medical insurance scheme - we have set aside 8% of the total wages of employees as basic medical insurance fund, which was charged to “Wages and Employee Benefits” under “Cost of Sale and Services Provided” and “Selling, General and Administrative Expenses” in our statement of income; and

•	supplementary medical insurance scheme - we have set aside a supplementary medical insurance fund of 4% of the total wages of employees to “Supplementary Medical Insurance” under “Selling, General and Administrative Expenses” in our statement of income.

We also carry personal injury insurance for our employees.

Housing Scheme

Under the Materials and Services Supply Agreement dated October 17, 1997 entered into between the Parent Company and us, the Parent Company is responsible for providing accommodation to our employees. We and the Parent Company share the incidental expenses relating to the provision of such accommodation on a pro-rata basis based on our respective number of employees and mutual agreement. Such expenses amounted to RMB31.0 million, RMB37.2 million and RMB37.2 million in 2001, 2002 and 2003, respectively.

Commencing from 2002, we have paid to our employees a housing allowance, which is based on a fixed percentage of employees’ wages, for the purchase of residential housing. In 2003, housing allowances paid by us to employees amounted to RMB136.5 million.

E. Share Ownership

No Director, Supervisor or member of senior management who received compensation as described in subsection B above owns more than one percent of our outstanding Shares. See “ — A. Director and Senior Management”.

We have not granted and have no plan to grant options to our employees for our Shares or other equity-linked securities. We have not and have no plan to implement any share bonus scheme for employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 31, 2003, the Parent Company owned 58.19% of our share capital (see table below). There has not been any significant change in the (i) ownership and (ii) voting rights of the Parent Company in the past three years. As a majority shareholder, the Parent Company is able to make most of the decisions adopted by us. Currently, all of our ordinary shares enjoy equal voting rights.

The following table sets forth certain information regarding ownership of our capital stock as of December 31, 2003 by all persons who are known by us to own beneficially more than 5% of our capital stock. As of December 31, 2003, the Directors, Supervisors and Executive Officers own, as a group, 71,000 A Shares, representing 0.0025% of our share capital. Under PRC law, shares held by the Directors, Supervisors and Executive Officers cannot be transferred during their respective tenures of office with us.

Identity of Person or Group	Title of Class	Shares Owned	Percentage of Capital Stock
Parent Company	Ordinary Shares in the form of Legal Person Shares, par value RMB1.00 each	1,670,000,000	58.19%
HKSCC Nominee Limited*	Ordinary Shares in the form of H Shares, par value RMB1.00 each	1,017,983,899	35.47%
Directors, Supervisors and Executive Officers	Ordinary Shares in the form of A Shares, par value RMB1.00 each	71,000	0.0025%

*	As the nominee of the clearing and settlement agent for our H Shares, HKSCC Nominee Limited is the record holder of our H Shares.

Our major shareholders do not have different voting rights from other shareholders.

To our knowledge, other than the Parent Company, which owns 58.19% of our Shares, we are not owned or controlled, directly or indirectly, by any other corporation, by any government, or by any other natural or legal person or persons, severally or jointly.

To our knowledge, there are no arrangements the operation of which may at a subsequent date result in us undergoing a change in control.

B. Related Party Transactions

We and the Parent Company entered into a Material and Services Supply Agreement dated October 17, 1997, Supplementary Agreement dated October 30, 2001 (the English translation of such agreements were disclosed in the combined prospectus dated March 24, 1998, the announcement dated October 30, 2001 and the circular to shareholders dated November 22, 2001) and the Second Supplementary Agreement dated May 29, 2003 (the English translation of such agreement were disclosed in Exhibit 4.1).

According to our Articles, connected transactions between a connected person and us, of a total amount exceeding Renminbi 3 million or 5% of our most recently audited net asset value shall be endorsed by the independent Directors before submission to the Board of Directors for their consideration. Our independent non-executive directors have reviewed the connected transactions of on-going supply of materials and services in this reporting period and confirmed that: (1) all such connected transactions are: (a) entered into by us in the ordinary and usual course of our business; (b) conducted either on normal commercial terms, or where there is no available comparison, on terms that are fair and reasonable so far as we and our subsidiaries, and our shareholders are concerned; and (c) entered into either in accordance with the terms of the above agreements or where there are no such agreements, on terms no less favorable than those available to or from independent third parties; and (2) the value of all such connected transactions did not exceed the upper limits of the waiver as imposed by the Hong Kong Stock Exchange.

During the periods, we had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Year ended December 31,
	2001	2002	2003
	(RMB’000)	(RMB’000)	(RMB’000)
Income
Sales of auxiliary materials	—	—	472,899
Sales of coal	73,675	110,403	229,730
Gains on sales of auxiliary materials	11,586	12,385	—
Utilities and facilities	5,810	5,000	29,000
Railway transportation services	—	496	66

Expenditure
Utilities and facilities	600	1,350	285,166
Annual fee for mining rights	12,980	12,980	12,980
Purchases of supply materials and equipment	143,213	409,117	373,710
Railway transportation services	248,876	—	—
Repair and maintenance services	207,550	239,297	225,408
Social welfare and support services	150,860	186,657	188,825
Technical support and training	15,130	15,130	15,130
Road transportation services	6,302	33,208	17,216
Construction services	—	—	507,824

During the periods, we had the following significant transactions with a related party, certain management members of which are also our management members:

	Year ended December 31,
	2001	2002	2003
	(RMB’000)	(RMB’000)	(RMB’000)
Sales of coal by us	35,440	37,693	77,155
Transportation services provided to us	—	—	74,783

We and the Parent Company jointly implement a retirement benefit program. The Parent Company is responsible to pay retirement benefits for our employees. According to the Pension Fund Agreement entered into between the Parent Company and us in 1997, which was renewed in 2002, we are obligated to set aside a pension fund equal to 45% of the total remuneration paid to our employees, which the Parent Company uses to pay the local pension fund authority for and on behalf of our employees. We and the Parent Company agreed that the foregoing pension fund scheme will be continuously applied from 2002 until 2006. In 2001, 2002 and 2003, the pension fund paid by us to the Parent Company was RMB265.8 million, RMB334.1 million and RMB349.4 million, respectively.

Amounts Due to the Parent Company and Its Subsidiaries

The amounts due to the Parent Company and its subsidiary companies are non-interest bearing and unsecured. The amounts due to the Parent Company and its subsidiary companies as at December 31, 2003 included the present value of the outstanding balance that arose from the funding of the acquisition of the mining right of Jining III as of January 1, 2001 discounted using the market rate of bank borrowings. The following table sets forth the amounts due to the Parent Company and its subsidiary companies as at December 31, 2002 and 2003:

	As at December 31,
	2002	2003
	RMB’000	RMB’000
Within one year	285,308	369,620
More than one year, but not exceeding two years	10,483	9,802
More than two years, but not exceeding five years	27,721	26,101
Exceeding five years	23,137	14,956
Total due	346,649	420,479

Less: amount due within one year	285,308	369,620

Amount due after one year	61,341	50,859

Except for the payments disclosed above, the amounts due to the Parent Company and/or its subsidiary companies have no specific terms for repayment.

Expenditures for social welfare and support services (excluding medical and child care expenses) of RMB56,220,000, RMB66,500,000 and RMB63,530,000 for the year ended December 31, 2001, 2002 and 2003, respectively, and for technical support and training of RMB15,130,000 for each of the three years ended December 31, 2003, have been charged by the Parent Company at a negotiated amount per annum, subject to changes every year.

The above transactions were charged either at market prices or based on terms agreed by both parties.

On January 1, 2001, we acquired Jining III from the Parent Company.

On January 1, 2002, we acquired Railway Assets from the Parent Company.

Interest of Management in certain transactions

None of the Directors or Supervisors or Executive Officers had a material interest in any contract of significance to which we were a party during the year ended December 31, 2003.

As at December 31, 2003, the Directors, Supervisors and Executive Officers owned, as a group, 71,000 A Shares representing approximately 0.0025% of our share capital. Under PRC law, shares held by Directors, Supervisors and Executive Officers may not be transferred during their respective tenures of office with us.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

The selected financial and operating data presented herein relates to the businesses which were transferred to us pursuant to the Restructuring and have been prepared on the basis that we with all our present divisions had been so constituted during the entire relevant period. The selected income statement data and cash flow data for the five years ended December 31, 2003 and the selected balance sheet data as of December 31, 1999, 2000, 2001, 2002 and 2003 set forth below are derived from, and should be read in conjunction with, and are qualified in their entirety by reference to the Financial Statements, including the notes thereto. The Financial Statements are prepared and presented in accordance with IFRS. For a discussion of certain differences between IFRS and U.S. GAAP, see Note 45 to the Financial Statements.

	As of and For the Year Ended December 31,
	1999	2000	2001	2002	2003	2003
	RMB	RMB	RMB	RMB	RMB	U.S.$
	(Amounts in millions except numbers of Shares and ADSs, and per Share, per ADS and operating data)
INCOME STATEMENT DATA
IFRS
Net Revenue
Net sales of coal
Domestic	2,302.6	2,090.8	2,599.8	3,414.0	4,337.1	524.0
Export(1)	1,059.8	1,509.0	2,276.2	2,799.9	2,457.2	296.9
Railway transportation service income	—	—	—	142.5	154.6	18.7
Total net revenue	3,362.4	3,599.7	4,876.0	6,356.4	6,948.9	839.6
Gross profit	1,748.6	1,616.2	2,063.4	2,993.5	3,193.9	385.9
Operating income	1,170.9	1,040.7	1,421.7	1,866.1	2,034.9	245.9
Income from continuing operation	1,170.9	1,040.7	1,421.7	1,866.1	2,034.9	245.9
Interest expenses	(10.5)	(5.0)	(61.5)	(117.9)	(60.0)	(7.2)
Income before income taxes	1,160.4	1,035.7	1,360.2	1,748.2	1,974.9	238.6
Net income	825.1	748.4	970.9	1,222.0	1,386.7	167.5
Net income per Share	0.32	0.29	0.35	0.43	0.48	0.06
Net income per ADS	15.87	14.39	17.29	21.29	24.16	2.92

Operating income per Share(2)	0.45	0.40	0.51	0.65	0.71	0.09
Income from continuing operation per ADS	22.52	20.01	25.32	32.51	35.45	4.28
U.S. GAAP
Net income(2)	935.5	918.6	1,227.6	1,325.7	1,499.2	181.1
Net income per Share	0.36	0.35	0.44	0.46	0.52	0.06
Net income per ADS	17.99	17.66	21.86	23.1	26.12	3.16

CASH FLOW DATA
IFRS
Net cash provided by operating activities	957.9	1,023.2	1,610.2	2,239.7	2,701.2	326.4
Depreciation	503.3	514.2	819.6	851.1	933.8	112.8

Net cash used in investing activities	(467.7)	(464.7)	(1,948.2)	(2,165.5)	(1,310.3)	(158.3)
Net cash (used in) provided by financing activities	(263.2)	(231.4)	618.0	345.2	(911.4)	(110.1)

	As of and For the Year Ended December 31,
	1999	2000	2001	2002	2003	2003
	RMB	RMB	RMB	RMB	RMB	U.S.$
	(Amounts in millions except numbers of Shares and ADSs, and per Share, per ADS and operating data)
OTHER FINANCIAL DATA
Operating income	1,170.9	1,040.7	1,421.7	1,866.1	2,034.9	245.9
Less: Interest income	(24.5)	(26.0)	(39.9)	(30.2)	(17.8)	(2.2)
Add: Depreciation and amortization	503.8	515.0	827.0	858.5	950.5	114.8
EBITDA(3)	1,650.2	1,529.7	2,208.8	2,694.4	2,967.6	358.5
EBITDA margin(4)	49.1%	42.5%	45.3%	42.4%	42.7%	42.7%

OPERATING DATA
Raw coal production (‘000 tonnes)	24,002	27,456	34,018	38,435	43,279	—
Net sales (‘000 tonnes)
Domestic	16,395	16,430	18,369	20,582	25,776	—
Export	6,204	10,085	12,666	14,466	13,632	—
Total	22,599	26,515	31,035	35,048	39,408	—

BALANCE SHEET DATA
IFRS
Net current assets	745.8	1,270.7	1,166.2	2,157.4	2,045.2	247.1
Property, plant and equipment and land use right, net	5,516.0	5,500.5	7,851.8	8,895.1	9,221.3	1,114.1
Total assets	7,599.4	8,103.7	11,182.6	12,924.0	13,909.9	1,680.6
Total long-term borrowings	—	—	72.5	1,261.3	650.9	54.5
Owners’ equity	6,352.7	6,869.6	9,060.0	9,995.0	11,083.2	1,339.1
U.S. GAAP
Property, plant and equipment and land use right, net	4,023.2	6,564.0	7,176.7	7,271.4	7,785.8	940.7
Total assets	6,585.2	9,604.6	11,071.0	11,787.5	12,845.8	1,552.0
Owners’ equity	5,338.5	8,349.6	7,668.9	8,858.5	10,019.2	1,210.5

Number of Shares
Domestic Shares	1,750.0	1,750.0	1,850.0	1,850.0	1,850.0	1,850.0
H Shares (including H Shares represented by ADS)	850.0	850.0	1,020.0	1,020.0	1,020.0	1,020.0
ADS	17.0	17.0	20.4	20.4	20.4	20.4
Dividend per
Domestic Share/H Share(5)	0.057	0.089	0.082	0.100	0.104	0.013
ADS(6)	2.85	4.45	4.10	5.00	5.20	0.63

(1)	Export sales constituted 39.1%, 31.5%, 41.9%, 46.7% and 35.4% of total net revenue in 1999, 2000, 2001, 2002 and 2003, respectively.
(2)	The net income for the years ended December 31, 1999, 2000 and 2001 under U.S. GAAP included the loss of Jining III acquired in 2001 using the pooling of interest method. The net income for the years ended December 31, 2000 and 2001 under U.S. GAAP included the profit of Railway Assets using the pooling of interest method.

U.S. GAAP net income for the two years ended December 31, 1999 and U.S. GAAP total assets value and owners’ equity as at December 31, 1999 and 2000, have not been restated to show the effects of the acquisition of Railway Assets accounted for as a pooling of interests (see note 45 to the financial statements) as such information is not available without significant costs and effort.

(3)	EBITDA refers to earnings before interest income, interest expense, taxes, depreciation and amortization. EBITDA should not be construed as an alternative to operating income or any other measure of performance or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing and financing activities. The items of net income excluded from EBITDA are significant components in understanding and assessing our financial performance, and EBITDA does not take into account capital expenditures or changes in working capital, which could have a material impact on ours operating cash flow. Our computation of EBITDA may not be comparable to other similarly titled measures of other companies. We have included the information concerning EBITDA because management believes it is a useful supplement to cash flow data as a measure of our performance.
(4)	EBITDA margin represents EBITDA as a percentage of our total net revenue.
(5)	The calculation of Dividend per Domestic Share/H Share is based on the dividend paid in the relevant year and total number of Domestic Shares and H Shares ranking for the dividend.
(6)	Dividend per ADS is calculated at 50 times Dividend per Domestic Share/H Share based on one ADS being equivalent to 50 H Shares.

We are not currently a party to and, in recent years, we have not been a party to, any material legal or arbitration proceedings or disputes pending or threatened against us or with respect to our properties which are material, or which have had or which may have, a significant effect on our financial position.

We have paid dividends to our shareholders annually since 1998.

B. Significant Changes

As in past shareholders’ meetings, on June 25, 2004, our shareholders approved a special resolution granting the Board of Directors an unconditional general mandate to issue and allot additional H Shares in our capital in an amount up to 20% of the aggregate nominal amount of H Shares in issue.

Other than events disclosed above and elsewhere in this Annual Report, there have been no significant changes since the date of the financial statements attached to this Form 20-F.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

As of December 31, 2003, our capital structure was as follows:

Type	Amount of Shares
State legal person shares	1,670,000,000
A Shares	180,000,000
H Shares	1,020,000,000

Total	2,870,000,000

The issuance history of our shares is as follows:

	H Shares		A Shares
	Initial offering	Second offering	Initial offering	Second offering
Time of issue	March 1998	May 2001	June 1998	January 2001
Issue amount	850,000,000	170,000,000	80,000,000	100,000,000

As of May 31, 2003, a total of 1,670,000,000 State Legal Person Shares were outstanding and all the State Legal Person Shares were held by the Parent Company on behalf of the State. The State Legal Person Shares are not publicly traded.

Set out below is certain market information relating to the H Shares, ADSs and A Shares in respect of 1999, 2000, 2001 and 2002, each quarterly period within the fiscal years ended December 31, 2002 and 2003 and each monthly period ended May 31, 2004:

	Price per H Share (HK$)		Price per ADS (U.S.$)		Price per A Share (RMB)
	High	Low	High	Low	High	Low
Year 1999	3.625	0.990	22.50	6.75	9.95	5.21
Year 2000	2.77	1.08	17.19	7.88	12.49	6.92
Year 2001	3.48	1.98	21.50	13.10	11.86	9.70
Year 2002
First quarter, 2002	3.55	2.40	22.30	15.80	10.55	8.82
Second quarter, 2002	3.40	2.80	21.70	18.43	11.07	9.18
Third quarter, 2002	3.15	2.45	19.80	16.10	11.10	9.70
Fourth quarter, 2002	3.23	2.45	20.50	16.00	10.01	8.00
Year 2003
First quarter, 2003	3.65	3.00	23.40	19.90	9.28	7.72
Second quarter, 2003	3.825	2.625	25.01	17.80	10.20	8.72
Third quarter, 2003	4.90	3.60	30.80	23.85	9.34	7.53
Fourth quarter, 2003	8.20	4.30	53.20	27.60	11.29	7.62
December 2003	8.20	6.10	53.20	39.76	11.29	9.07
Year 2004
January 2004	8.40	6.70	56.10	42.55	12.20	10.88
February 2004	9.70	6.50	60.65	42.00	12.85	11.40
March 2004	9.20	7.90	58.95	52.16	15.30	12.48
April 2004	9.85	7.00	62.80	44.12	15.82	13.81
May 2004	8.30	5.20	52.57	33.25	13.98	12.38

As of December 31, 2003, a total of 1,020,000,000 H Shares were outstanding, 33,564,700 Shares of which, representing 3.29% of the outstanding H Shares, were held in the form of ADSs (a total of 671,300 ADSs). The outstanding ADSs were held by eight holders of record on May 31, 2004.

B. Plan of Distribution

Not applicable.

C. Markets

Our Shares are currently listed on the Shanghai Stock Exchange under the approval of the China Securities Regulatory Commission. The principal trading market for the H Shares is the Hong Kong Stock Exchange. The ADSs have been issued by The Bank of New York as Depositary and are listed on the New York Stock Exchange under the symbol “YZC”. Prior to the initial public offering and subsequent listings on the Hong Kong and New York Stock Exchanges on April l, 1998 and March 31, 1998, respectively, there was no market for the H Shares or the ADSs. For market price information for the exchanges our securities are listed, see “Item 9A – Offer and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

General

Since our Articles of Association took effect on September 25, 1997, the PRC Government and other regulatory authorities have promulgated various rules, regulations and opinions which primarily include The Securities Laws of the PRC (promulgated by President Order No. 12), the Guide, the General Meeting Opinions and the Independent Director Guiding Opinions. The supervisory authorities require listed companies to incorporate such rules, regulations and opinions into their articles of associations as appropriate.

We are a joint stock limited company established in accordance with the “Company Law of the People’s Republic of China” (the “Company Law”), “State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Share” (the “Special Regulations”) and other relevant laws and regulations of the State. We were established by way of promotion with the approval of the former State Commission for Restructuring the Economic System on 24 September 1997, as evidenced by approval document Ti Gai Sheng (1997) no. 154 of 1997. We were registered with and have obtained a business license from China’s State Administration Bureau of Industry and Commerce on 25 September 1997. Our business license number is: Qi Gu Lu Zong Fu Zi No. 003929-1/1. According to Articles 10 and 11, our objectives are:

•	To comply with the laws and regulations in the market

•	To continue to explore business opportunities which are suitable for us

•	To fully utilize every resource of our company

•	To place emphasis on the training of our employees and technological development

•	To provide the society with products which are competitive

•	To use our best endeavors to maximize our profits

A copy of the English translation of our Articles of Association was filed with the Commission as an exhibit to the registration statement on Form F-1 under the Securities Act in connection with a global offering of our H shares and related American depositary shares on October 17, 1997. We amended our Articles of Association at an extraordinary general meeting on April 22, 2002, and the full text of the English translation of the Revised Articles of Association was filed with the Commission on our 2001 Form 20-F filed on June 27, 2002. We further revised our Articles of Association at an annual general meeting held on June 25, 2004 and the English translation of a summary of the amendments is filed with this Form 20-F as Exhibit 1.1.

Our scope of business includes mining, selection and sale of coal; cargo transportation; production and sale of knitted products, mining equipment, concrete and finished products; sales of metal material, chemicals, construction material, timber, fuel, oil and rubber products; manufacture and sale of other mining material; manufacture and sale of textiles; general coal mine science technological advisory services; and provision of restaurant, housing and travel services. We have amended our Articles of Association at the general shareholders’ meeting held on June 25, 2004 to include storage, loading and discharge of coal in ports, inland water transports, commodity logistics service and repair of ships in our scope of business.

Board of Directors

Our Directors are elected at the shareholders’ general meeting for terms not exceeding three years. At the expiry of a director’s term, the term is renewable upon re-election. The Board of Directors is accountable to the shareholders in general meeting.

We have established a system of independent Directors. At the general shareholders’ meeting held on June 25, 2004, we amended our Articles to increase the number of our independent Directors from three to four. They are Directors who do not hold any positions in our company other than as director and do not maintain with us and our substantial shareholders a connection which may hamper their independent and objective judgment. Apart from the powers granted to directors by the Company Law and other relevant laws, regulations and the Articles of Association, the independent Directors shall exercise the following special powers:

•	connected transactions whose total amount exceeds Renminbi 3 million or 5% of our most recently audited net asset value to be conducted between us and a connected person shall be endorsed by the independent Directors before submission to the Board of Directors for consideration. Prior to making a judgment, the independent Directors may appoint an intermediary to prepare an independent financial consultant report as a basis of their judgment;

•	the independent directors may recommend that the Board of Directors engage or cease to engage an accounting firm;

•	the independent directors may request that the Board of Directors convene an extraordinary general meeting;

•	the independent directors may suggest the convening of a meeting of the Board of Directors; and

•	the independent directors may engage external audit institutions or consultant institutions independently.

The Articles do not contain any requirement for (i) the Directors to retire by a specified age, or (ii) the Directors to own any or a specified number of our shares.

Our Articles as amended on June 25, 2004, provide that if a Director or his Associate(s) (as defined in the Listing Rules of the Stock Exchange of Hong Kong) is interested in a matter to be discussed at a Board of Directors’ meeting, such Director shall excuse himself from such meeting, shall not have any voting rights in respect thereof and shall not be counted as part of the quorum of such Board of Directors’ meeting. If the number of disinterested Directors participating in the meeting is less than half of all our Directors, the interested Directors may, with the approval of the relevant securities regulatory authority, participate in voting and be counted as part of the quorum. In addition, any related party transactions whose total amount exceeds RMB3 million or 5% of our most recently audited net asset value shall be endorsed by more than half of all independent Directors before submission to the Board of Directors for consideration.

With the approval of over two-thirds of all Directors, the Board of Directors is allowed to make a decision on a single loan of less than 10% of our most recently audited net asset value as long as the debt ratio to our assets remains under 60% after such financing.

Description of the Shares

Our share capital structure is as follows: 2,870,000,000 ordinary shares, of which (a) 1,670,000,000 shares, which represent 58.19% of our share capital, are held by Yankuang Group Corporation Limited as domestic legal person shares; (b) 1,020,000,000 shares, which represent 35.54% of our share capital, are held by the H Shares shareholders; and (c) 180,000,000 shares, which represent 6.27% of our share capital, are held by the A Shares shareholders.

Our ordinary shareholders shall enjoy the following rights:

•	the right to receive dividends and other distributions in proportion to the number of shares held;

•	the right to attend or appoint a proxy to attend shareholders’ general meetings and to vote thereat;

•	the right of supervisory management over our business operations and the right to present proposals or to raise queries;

•	the right to transfer, grant or pledge shares so held in accordance with laws, administrative regulations and provisions of our Articles of Association;

•	the right to obtain relevant information in accordance with the provisions of our Articles of Association;

•	in the event of our termination or liquidation , the right to participate in the distribution of our surplus assets in accordance with the number of shares held;

•	other rights conferred by laws, administrative regulations and our Articles of Association.

A shareholder (including a proxy), when voting at a shareholders’ general meeting, may exercise such voting rights as are attached to the number of voting shares which he represents. Each share shall have one vote. Resolutions of shareholders’ general meetings shall be divided into ordinary resolutions and special resolutions. In order to change the rights of holders of stock, an amendment to the relevant provisions of the Articles by an ordinary resolution would be required. An ordinary resolution must be passed by votes representing more than one-half of the voting rights represented by the shareholders (including proxies) present at the meeting. A special resolution must be passed by votes representing more than two-thirds of the voting rights represented by the shareholders (including proxies) present at the meeting. Our ordinary shareholders are entitled to dividends and other distributions in proportion to the number of shares held, and they are not liable for making any further contribution other than the subscription amount. Our Articles provide that a controlling shareholder (as defined in the Articles) shall not approve certain matters which will be prejudicial to the interests of all or some of other shareholders by exercising his/her voting rights.

The Listing Agreement between us and the Hong Kong Stock Exchange further provides that we may not permit amendments to certain sections of the Articles of Association subject to the Mandatory Provisions. These sections include provisions relating to (i) varying the rights of existing classes of shares;

(ii) voting rights; (iii) the power of us to purchase our own shares; (iv) rights of minority shareholders; and (v) procedures upon liquidation. In addition, certain amendments to the Articles of Association require the approval and assent of relevant PRC authorities.

Shareholders’ Meeting

Shareholders’ general meetings are divided into annual general meetings and extraordinary general meetings. Shareholders’ general meetings shall be convened by the Board of Directors. Annual general meetings are held once every year and within six months from the end of the preceding financial year. The Board of Directors shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events:

•	where the number of Directors is less than the number stipulated in the Company Law or two-thirds of the number specified in our Articles of Association (as amended on June 25, 2004);

•	where our unrecovered losses amount to one-third of the total amount of our share capital;

•	where shareholder(s) singly or jointly holding 10% or more of our issued and outstanding voting shares request(s) in writing for the convening of an extraordinary general meeting;

•	whenever the Board of Directors deems necessary or the supervisory committee so requests; or

•	whenever more than a half of the independent Directors so request (as amended on June 25, 2004).

When we convene a shareholders’ general meeting, written notice of the meeting shall be given 45 days before the date of the meeting (when calculating the 45 days’ period, the date on which the meeting is held shall not be included) to notify all of the shareholders whose names appear in the share register of the matters to be considered and the date and place of the meeting, along with the matters to be resolved in the meeting. A shareholder who intends to attend the meeting shall deliver to us his written reply concerning his attendance at such meeting 20 days before the date of the meeting. When we convene an annual general meeting, a shareholder singly or shareholders jointly holding 5% or more of the voting shares of the Company may propose new motions in writing, and we shall include in the agenda those issues in the motions which are within the functions of the general meeting.

Set forth below is certain information relating to the H Shares, including a brief summary of certain provisions of the Articles, and selected laws and regulations applicable to us.

Sources of Shareholders’ Rights. The rights and obligations of holders of H Shares and other provisions relating to shareholder protection are principally provided in the Articles of Association and the PRC Company Law. We are further subject to management ordinances applicable to the listed companies in Hong Kong SAR and the United States, as our H Shares are listed on the Hong Kong Stock Exchange and the New York Stock Exchange (in the form of ADSs). The Articles of Association incorporate mandatory provisions in accordance with the Mandatory Provisions for the Articles of Association of Companies Listed Overseas promulgated by the State Council Securities Commission and the State Restructuring Commission on August 27, 1994 (the “Mandatory Provisions”). The Articles of Association and the PRC Company Law and its implementing regulations contain the rights, obligations and protections of holders of H Shares.

In addition, for so long as the H Shares are listed on The Hong Kong Stock Exchange, we are subject to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “HKSE Rules”), the Securities and Futures Ordinance of Hong Kong (the “SFO”) and the Hong Kong Code on Takeovers and Mergers and Share Repurchases.

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

Restrictions on Transferability and the Share Register. H Shares may be traded only by investors from Taiwan, Hong Kong and Macau and any country other than the PRC and may not be sold to PRC investors. The Articles of Association provide that PRC investors are not entitled to be registered as holders of H Shares. The consequences under PRC law of a purported transfer of H Shares to PRC investors are unclear.

Pursuant to the Articles of Association, we may refuse to register a transfer of H Shares unless (i) any relevant transfer fee and stamp duty is paid; (ii) the instrument of transfer is only in respect of H Shares; (iii) share certificates or such other evidence is given as may be reasonably necessary to show the right of the transferor to make the transfer; (iv) if it is intended that the shares be transferred to joint owners, the maximum number of joint owners shall not be more than four; and (v) we do not have any lien on the relevant shares.

Merger and Acquisition

In the event of the merger or division of our company, a plan shall be presented by our Board of Directors and shall be approved in accordance with the procedures stipulated in our Articles of Association. We shall then go through the relevant approval process. A shareholder who objects to the plan of merger or division shall have the right to demand us or the shareholders who consent to the plan of merger or division to acquire such dissenting shareholders’ shareholding at a fair price. The contents of the resolution of merger or division of our company shall constitute special documents which shall be available for inspection by our shareholders.

Repurchase of Shares

We may repurchase shares in one of the following ways, with the approval of the relevant governing authority of the State:

(i)	by making a general offer for the repurchase of shares to all our shareholders on a pro rata basis;

(ii)	by repurchasing shares through public dealing on a stock exchange;

(iii)	by repurchasing shares outside of the stock exchange by means of an off-market agreement.

Interested Shareholders

Articles 87 and 88 of our Articles of Associations provide the following:

Article 87:

The following circumstances shall be deemed to be variation or abrogation of the rights attaching to a particular class of shares:

(i)	to increase or decrease the number of shares of that class, or to increase or decrease the number of shares of a class having voting or equity rights or privileges equal or superior to those of shares of that class;

(ii)	to exchange all or part of the shares of that class for shares of another class or to exchange or to create a right to exchange all or part of the shares of another class for shares of that class;

(iii)	to remove or reduce rights to accrued dividends or rights to cumulative dividends attached to shares of that class;

(iv)	to reduce or remove preferential rights attached to shares of that class to receive dividends or to the distribution of assets in the event that we are liquidated;

(v)	to add, remove or reduce conversion privileges, options, voting rights, transfer or pre-emptive rights, or rights to acquire our securities attached to shares of that class;

(vi)	to remove or reduce rights to receive payment payable by us in particular currencies attached to shares of that class;

(vii)	to create a new class of shares having voting or equity rights or privileges equal or superior to those of the shares of that class;

(viii)	to restrict the transfer or ownership of shares of that class or to increase the types of restrictions attaching thereto;

(ix)	to allot and issue rights to subscribe for, or to convert the existing shares into, shares in our company of that class or another class;

(x)	to increase the rights or privileges of shares of another class;

(xi)	to restructure our company in such a way so as to result in the disproportionate distribution of obligations between the various classes of shareholders;

(xii)	to vary or abrogate the provisions of this Chapter.

Article 88:

Shareholders of the affected class, whether or not otherwise having the right to vote at shareholders’ general meetings, have the right to vote at class meetings in respect of matters concerning sub-paragraphs (2) to (8), (11) and (12) of Article 87, but interested shareholder(s) shall not be entitled to vote at such class meetings.

“(An)	interested shareholder(s)”, as such term is used in the preceding paragraph, means:

(i)	in the case of a repurchase of shares by way of a general offer to all our shareholders or by way of public dealing on a stock exchange pursuant to Article 27, a “controlling shareholder” within the meaning of Article 51;

(ii)	in the case of a repurchase of shares by an off-market agreement pursuant to Article 27, a holder of the shares to which the proposed agreement relates;

(iii)	in the case of our restructuring, a shareholder who assumes a relatively lower proportion of obligations than the obligations imposed on shareholders of that class under the proposed restructuring or who has an interest in the proposed restructuring different from the general interests of the shareholders of that class.

Ownership Threshold

There are no ownership thresholds above which shareholder ownership is required to be disclosed.

Amendment to our Articles of Association

In addition, at our annual general shareholders’ meeting held on June 25, 2004, our Articles of Association was amended:

(i)	to insert the following clause to the end of Article 82: “Where any shareholder is, under the Hong Kong Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any vote cast or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted”;

(ii)	to insert the following clause as the second paragraph of Article 89: “Where any shareholder is, under the Hong Kong Listing Rules, required to abstain from voting any particular resolution in a class meeting or restricted to voting only for or only against any particular resolution in a class meeting, any vote cast or on behalf of any shareholder in contravention of such requirement or restriction shall not be counted”;

(iii)	to amend the third paragraph of Article 93 to read as “The Chairman and Vice-chairman shall be elected and removed by more than one-half of all members of the board of directors. The term of office of the chairman and Vice-chairman shall be three (3) years respectively, which is renewable upon re-election”;

(iv)	to insert the following paragraph to the end of the newly added second paragraph of Article 98: “Such written notice(s) by our shareholder(s) shall be made no earlier than the day after the dispatch of the notice of the general meeting appointed for election of directors and no later than 7 days prior to the date of such meeting”;

(v)	to insert the following paragraph as the third paragraph to Article 98: “Where a person is proposed for election as a director by the board of directors, a written notice of the intention to nominate a person for election as a director and a notice in writing by that person indicating his acceptance of such nomination y the board of directors shall have been given to us seven (7) days prior to the dates of the board meeting appointed for determining the proposed directors”;

(vi)	to amend Article 106 to read as “We shall have a board of directors consisting of thirteen (13) directors, with one (1) Chairman and two (2) Vice-chairman”;

(vii)	to add a new Article immediately after Article 117 to read as follows:

“We have established a strict internal control system over external guarantee. The whole board of directors shall cautiously handle and strictly control the risk of debt created by external guarantee. In connection with the losses resulting from an inappropriate external guarantee or an external guarantee given not in compliance with the relevant laws and regulations, directors who shall be held responsible shall bear joint and several liabilities.

(I)	Guaranteed objects and scope

We shall not provide guarantee for any of our shareholders, their controlling subsidiaries, their affiliated companies, and non-legal person entities or individuals. Nor can we directly or indirectly provide guarantee for debts of any party whose asset-liability ratio is more than 70%.

Provided that an announcement can be made in time when the relevant amount or the cumulative amount for consecutive 12 months accounts for more than 10% of our latest audited net asset value, we may provide guarantee to the following entities:

(1) our subsidiaries in which we hold at least 50% equity interests (including 50%);

(2) any legal person entity having no connection with us and who is either one of the following:

(a) a mutually-guaranteed entity which is necessary for our business purpose;

(b) an entity currently or potentially having material business relationship with us.

(II)	Review on guarantee and decision limitation

Before making any decision on external guarantee, we shall understand the creditability of the debtor and make a thorough analysis on the benefit and risk of such guarantee.

Any external guarantee given by us shall be approved by two-thirds of the full board of directors or by the shareholders in a general meeting. If any director(s) or shareholder(s) is interested in a guarantee, such director(s) or shareholder(s) shall excuse himself from voting on resolution relating to such guarantee. In the event that the guaranteed amount is more than the amount as specified in Article 117(4), an approval by a shareholders’ general meting is required.

The amount of our external guarantee shall not be more than 50% of the net assets as set out in the audited consolidated financial statements for the latest accounting year.

(III)	Management in guarantee procedures

Our external guarantee shall be made in form of written contract, and at the same time the supervisory committee, the secretary to the board of directors and the financial department shall be notified.

Our external guarantee shall be arranged under risk avoidance measures such as a counter guarantee given by the guaranteed party, and the party giving the counter guarantee shall have actual ability to perform its obligation under the counter guarantee.”

(viii)	to amend the number of deputy general managers from four to six;

(ix)	to add a new Article immediately after Article 123 to read as follows:

“The general manager may, by means such as through our manager’s meeting, make decisions on the following operational matters:

(1)	an investment with a single amount of less than 5% of our latest audited net asset value, including share equity investment and production or operational investment; however, any matters requiring the approval of the China Securities Regulatory Commission, such as a public offer of securities, shall be subject to approval by a shareholders’ general meeting;

(2)	a loan with a single amount of less than 5% of our latest audited net assets value and, after such financing, our asset-liability ratio remains under 50%;

(3)	security or pledges of assets, a single amount of which is less than 5%, and a cumulative amount of which is less than 20%, of our latest audited net asset value.

Where decisions on operational matters involve connected transactions, such decisions shall be implemented in accordance with the relevant requirements of connected transactions.”

(x)	to amend Article 173 to read as: “We shall pay dividends and other amounts to holders of Foreign-Invested Shares in accordance with the relevant foreign exchange control regulations of the State. If there is no applicable regulation, the applicable exchange rate shall be the average exchange reference rate of Renminbi to the relevant foreign currency announced by the Bank of China during five (5) working days prior to the announcement of payment of dividend and other amounts”;

We believe that the provisions in the Articles relating to changes in our capital are not more stringent than that required by the PRC law.

C. Material Contracts

Second Supplemental Agreement

We and the Parent Company entered into the second supplemental agreement to the materials and services supply agreement on May 29, 2003 (the “Second Supplemental Agreement”) (the English translation of as Exhibit 4.1 hereto) and was approved by the independent Shareholders at the annual general meeting for the year 2002 held on June 27, 2003.

The materials and services supply agreement, the supplemental agreement (both entered into between us and the Parent Company and the contents of such agreements which were disclosed in the combined offering prospectus dated March 24, 1998 and the circular to shareholders dated November 22, 2001) and the Second Supplemental Agreement defined the on-going supply of materials and services between us and the Parent Company. For the year ended December 31, 2003, the value of connected transactions relating to the provision of materials and services by us to the Parent Company was RMB731.7 million and accounted for 10.5% of our net sales in the year ended December 31, 2003, and the value of connected transactions relating to the provision of materials and services by the Parent Company to us was RMB1,613.3 million, equal to 23.2% of our net sales in the year ended December 31, 2003.

Share Transfer Agreement

On August 15, 2003, we and Shandong Chuangye Investment & Development Co., Ltd. (“Shandong Chuangye”), entered into a share transfer agreement (the “Share Transfer Agreement”) (the English translation is filed as Exhibit 4.2 hereto) with Nantun Coal Mining Labour Service Company, Nantun Coal

Mining Labour Union and Peng Yongchen and 45 Other Natural Person Shareholders (collectively referred to as “Transferors”). Under the Share Transfer Agreement, Transferors agree to transfer the shares legally held by them, representing an 80% equity interest, in Shandong Yanmei Shipping (formerly known as Zhoucheng Nanmei Shipping Co., Ltd.) to us at a consideration of RMB10,164,000; and to transfer the remaining 20% to Shandong Chuangye. On December 30, 2003, we further acquired a 12% equity interest in Shandong Yanmei Shipping from Shandong Chuangye in consideration of RMB1,528,000 pursuant to a second share transfer agreement (the English translation is filed as Exhibit 4.2 hereto). Currently, we own a 92% interest in the registered capital of Shandong Yanmei Shipping and Shandong Chuangye owns the other 8% of the share interest.

Save for the foregoing and except as disclosed in our 2001 and 2002 annual reports on Form 20-F, we were not a party to any material contract during the two years preceding the date of this Annual Report.

D. Exchange Controls

Our Articles of Association require that we shall pay dividends and other amount to holders of Foreign-Invested Shares in accordance with the relevant foreign exchange control regulations. If there is no applicable regulation, the applicable exchange rate shall be the average exchange reference rate of Renminbi to the relevant foreign currency announced by the Bank of China during five working days prior to the announcement of the payment of dividends and other amounts.

Renminbi currently is not generally a freely convertible currency. The PRC State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currency. In general, under existing foreign exchange regulations, unless otherwise approved by the State Administration of Foreign Exchange or exempted by relevant regulations, PRC enterprises must price and sell their goods and services in the PRC in Renminbi. We have established a limited independent foreign currency account since 2001. The primary sources of our foreign currency are the U.S. dollar revenues from sales of coal products. Our foreign currency is mainly used for the settlement of equipment and machinery purchases and payment of cash dividends in connection with our H Shares (in HK dollars). We have not experienced any shortage of foreign currency. In addition, we are entitled to exchange Renminbi for additional foreign currency from designated banks for current account transactions by presenting relevant documents to evidence foreign currency requirements in accordance with relevant regulations. We do not intend to hedge exchange rate fluctuations between Renminbi and HK dollars.

The existing foreign exchange regulations have significantly reduced government foreign exchange controls for transactions under the current account, including trade and service related foreign exchange transactions and payment of dividends. We may undertake current account foreign exchange transactions without prior approval from the State Administration of Foreign Exchange by producing commercial documents evidencing such transactions, provided that they are processed through Chinese banks licensed to engage in foreign exchange transactions. The PRC Government has stated publicly that it intends to make the Renminbi freely convertible in the future. However, we cannot predict whether the PRC Government will continue its existing foreign exchange policy and when the PRC Government will allow free conversion of Renminbi to foreign currency.

Foreign exchange transactions under the capital account, including principal payments in respect of foreign currency-denominated obligations, continue to be subject to significant foreign exchange controls and require the approval of the State Administration of Foreign Exchange. These limitations could affect our ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange for capital expenditures.

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

WE URGE YOU TO CONSULT YOUR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE AND LOCAL AND THE PRC AND HONG KONG AND OTHER TAX CONSEQUENCES OF THEPURCHASE, HOLDING AND/OR DISPOSAL OF H SHARES OR ADSs. IN PARTICULAR, WE URGE YOU TO CONFIRM YOUR STATUS AS UNITED STATES HOLDERS (AS HEREINAFTER DEFINED) WITH YOUR ADVISORS AND TO DISCUSS WITH YOUR ADVISORS ANY POSSIBLE CONSEQUENCES OF YOUR FAILURE TO QUALIFY AS UNITED STATES HOLDERS.

In general, and taking into account the assumptions set forth herein, for United States federal income and PRC tax purposes, holders of ADSs evidencing H shares will be treated as the owners of the H shares represented by those ADSs, and exchanges of H Shares for ADSs, and ADSs for H Shares, will not be subject to United States federal income or to PRC tax.

United States Taxation

United States Federal Income Tax

The following discussion addresses the material United States federal income tax consequences to a United States Holder, as defined below, of owning and disposing H Shares or ADSs, but does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of H Shares or ADSs. The discussion below is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury Regulations promulgated (or, in certain cases, proposed) thereunder and judicial and administrative interpretations thereof as well as on the Treaty, all as in effect on the date hereof and all of which are subject to change, possibly retroactively. The tax treatment of a holder of H Shares or ADSs may vary depending upon the holder’s particular situation. Certain holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, broker-dealers, persons that have a “functional currency” other than the U.S. dollar, persons that received H shares or ADSs as compensation for services and persons owning, directly or indirectly, 10% or more (by vote or value) of our outstanding shares) may be subject to special rules not discussed below. Except as discussed below with regard to persons who are not United States Holders, the following discussion is limited to United States Holders who will hold the H Shares or ADSs as “capital assets” within the meaning of Section 1221 of the Code and not as part of a “hedge”, “straddle” or “conversion transaction” within the meaning of Sections 1221, 1092 and 1258 of the Code and the regulations thereunder. The discussion below does not address the effect of any state or local tax law on a holder of the H Shares or ADSs.

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

A “resident” of the United States includes an individual that (i) is lawfully admitted for permanent residence in the United States, (ii) is present in the United States for 183 days or more during a calendar year, or (iii)(a) is present in the United States for 31 days or more during a calendar year, (b) is present in the United States for an aggregate of 183 days or more, on a weighted basis, over the three-year period ending in such calendar year, and (c) does not have a closer connection to a “tax home” that is located outside the United States.

Ownership of an ADS will be considered to be ownership of the underlying H Shares represented by the ADS. A cancellation of an ADS in exchange for the underlying H Shares will not be a taxable event.

Distributions

The gross amount of a distribution (including a deemed or constrictive distribution and any PRC tax withheld on the distribution) with respect to the H Shares or ADSs will be treated as a dividend taxable as ordinary income on the date of receipt, to the extent of our current and accumulated earnings and profits as determined for United States federal income tax purposes. Distributions, if any, in excess of such current and accumulated earnings and profits will first constitute a non-taxable return of capital to the extent of the United States Holder’s tax basis in the H Shares or ADSs, and then a capital gain realized on the disposition of the H Shares or ADSs. Notwithstanding the foregoing, we do not intend to maintain calculations of earnings and profits in accordance with United States federal income tax principles. United States Holders will not be eligible for the dividends received deduction otherwise allowed under section 243 of the Code for distributions to domestic corporations in respect of distributions on the H Shares or ADSs.

Dividends paid to a U.S. Holder that is an individual, trust or estate will be considered to be from a qualified foreign corporation and therefore will be subject to U.S. federal income tax at a minimum rate of 15%.

If a distribution is paid with respect to the H Shares or ADSs in any currency other than U.S. Dollars, the amount of the distribution will be translated into U.S. Dollars at the spot rate on the date the distributions are paid or deemed paid to a United States Holder, regardless of whether the distributions are in fact converted on that date. Any subsequent gain or loss in respect of such non-US currency arising from exchange rate fluctuations will be ordinary income or loss.

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

United States Foreign Tax Credit Considerations

As discussed in “PRC Taxation”, under current law payments of dividends paid with respect to, and gain on the disposition of, the H Shares or ADSs to foreign investors might be subject to PRC withholding taxes, subject to a Treaty maximum of 10% in the case of dividends. For United States federal income tax purposes, United States Holders will be treated as having received the amount of any such PRC taxes withheld, and as then having paid over the withheld taxes to the PRC taxing authorities. As a result of this rule, the amount of dividend or gain income included in gross income for United States federal income tax purposes by a United States Holder with respect to a payment of dividends or gain may be greater than the amount of cash actually received (or receivable) by the United States Holder from us with respect to the payment.

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

PRC Taxation

The following discussion summarizes the material PRC tax provisions relating to the ownership and disposition of H Shares or ADSs held by the investor as capital assets.

Dividends Paid to Individual Investors

Under the Provisional Regulations of China Concerning Questions of Taxation on Enterprises Experimenting with the Share System (the “Provisional Regulations”) and other applicable tax laws and regulations, dividends paid by Chinese companies to individuals are generally subject to a PRC withholding tax of 20%. However, on July 21, 1993, the PRC State Administration of Taxation issued the Notice

Concerning the Taxation of Gains on Transfer and Dividends from Shares (Equities) Received by Foreign Investment Enterprises, Foreign Enterprises and Foreign Individuals (the “Tax Notice”). Under the Tax Notice, dividends paid by a Chinese company to foreign persons with respect to shares listed on an overseas stock exchange (“Overseas Shares”), including the H Shares and ADSs, are exempt from PRC withholding taxes for the time being. However, if the Tax Notice is withdrawn, we will withhold such taxes as required by law.

The Individual Income Tax Law of China was amended effective January 1, 1994. The amendment stipulates that it supersedes any contradictory prior administrative regulation concerning individual income tax. The amended Individual Income Tax Law can be interpreted as providing that all foreign individuals are subject to the 20% withholding tax on dividends paid by a Chinese company on its Overseas Shares unless specifically exempted by the financial authority of the State Council of the PRC. However, in a letter dated July 26, 1994 to the former State Commission for Restructuring the Economic System, the former State Council Securities Committee and the China Securities Regulatory Commission, the PRC State Administration of Taxation restated the exemption. In the event that the letter is withdrawn, a 20% tax may be withheld on dividends paid to you, subject to reduction by an applicable tax treaty between China and the country where you reside. To date, the relevant tax authorities have not collected withholding tax from dividend payments on such shares exempted under the Tax Notice.

Dividends Paid to Foreign Enterprises

According to the Provisional Regulations and other applicable tax laws and regulations, dividends paid by Chinese companies to foreign enterprises are ordinarily subject to a China withholding tax levied at a flat rate of 20%. However, according to the Tax Notice, a foreign enterprise with no permanent establishment in China receiving dividends paid on Overseas Shares is currently exempt from the 20% withholding tax. If the Tax Notice is withdrawn and such withholding tax becomes applicable in the future, such rate may still be reduced under relevant tax treaties, if applicable.

Tax Treaties

If you are a resident or citizen of a country that has entered into a double-taxation treaty with China, you may be entitled to a reduction in the amount of tax withheld, if any, imposed on the payment of dividends. China currently has such treaties with a number of countries, including:

•	the United States;

•	Australia;

•	Canada;

•	France;

•	Germany;

•	Japan;

•	Malaysia;

•	Singapore;

•	the United Kingdom; and

•	the Netherlands.

Under each one of such treaties, the rate of withholding tax imposed by China’s taxation authorities is generally reduced. For example, under the double taxation treaty between China and the United States, China may tax dividends paid by us to an eligible U.S. holder up to a maximum of 10% of the gross amount received by such person. Under the treaty, an eligible U.S. holder is a person who, by reason of domicile, residence, place or head office, place of incorporation or any other criterion of similar nature is subject to taxation in the United States, as applicable under the treaty’s “treaty shopping provisions.”

Capital Gains

The Tax Notice provides that gains realized by foreign enterprises upon the sale of Overseas Shares which are not held by entities established by such enterprises in China and gains realized by foreign individuals upon the sale of Overseas Shares are not subject to withholding tax for the time being. However, as far as individuals are concerned, the Individual Income Tax Law of China, as amended on October 31, 1993 and effective on January 1, 1994, provides for a capital gains tax of 20% on individuals. On January 28, 1994, the Provisions for Implementing the Individual Income Tax Law of China was promulgated which provides that the measures to levy individual income tax on the gains realized on the sale of shares will be made in the future by the Ministry of Finance and subject to the approval of the State Council. On June 20, 1994, February 9, 1996 and March 30, 1998, the Ministry of Finance and the State Administration of

Taxation issued notices providing that temporarily no capital gains tax will be imposed on gains from the sale of shares by individuals. However, it is uncertain whether the above exemption for foreign enterprises and foreign individuals will continue to apply or to be renewed in the future. If such exemption does not apply or is not renewed, and the Tax Notice is found not to apply, as a holder of H Shares or ADSs you may be subject to a 20% tax on capital gains, unless reduced by an applicable double taxation treaty.

On November 18, 2000, the State Council issued a notice entitled “State Council Notice Regarding the Income Tax Reduction for Interest and Other Income that Foreign Enterprises Derive in China” (“Tax Reduction Notice”). Under the Tax Reduction Notice, beginning January 1, 2001, enterprise income tax at a reduced 10% rate will apply to interest, rental, license fees and other income obtained in China by foreign enterprises without agencies or establishments in China or by foreign enterprises of which such incomes do not have any substantive relationship with their agency or establishment in China. Therefore, if the exemption as described in the preceding paragraph does not apply or is not renewed, and the Tax Reduction Notice is found not to apply, a foreign enterprises shareholder may be subject to a 20% tax on capital gains, unless reduced by an applicable double taxation treaty.

Additional China Tax Considerations

Under the Provisional Regulations of the People’s Republic of China Concerning the Stamp Duty, a stamp duty is not imposed by China on the transfer of shares, such as the H Shares or ADSs, of Chinese publicly traded companies that take place outside of China.

Hong Kong Taxation

Taxation of Dividends

No tax will be payable in Hong Kong in respect of dividends paid by us.

Taxation of Gains from Disposals of H Shares or ADSs

No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the H Shares). Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax which is currently imposed at the rate of 17.5% on corporations and at a maximum rate of 16.0% on individuals. Gains from sales of the H Shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of H Shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

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

The withdrawal of H Shares upon the surrender of ADSs, and the issuance of ADSs upon the deposit of H Shares, will also attract the stamp duty charge at the rate described above for sale and purchase transactions unless such withdrawal or deposit does not result in a change in the beneficial ownership of the H Shares under Hong Kong law. Under current practice, no Hong Kong stamp duty is payable upon the transfer of ADSs outside Hong Kong so long as it does not result in a change of beneficial interest in the H Shares.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

In accordance with the Exchange Act, we are obligated to file reports, including annual reports on this Form 20-F, and other information with the Commission. The reports and other information we have filed under the Exchange Act and the Registration Statement and exhibits thereto we have previously filed with the Commission may be inspected and copied by the public at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, U.S.A. and will also be available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048, U.S.A. and at Northwest Atrium Center, 500 Madison Street (Suite 1400), Chicago, Illinois 60661, U.S.A. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549, U.S.A. at prescribed rates. The Form 20-F and other information filed with the Commission are also available at the Commission’s website at www.sec.gov. Such reports and other information may also be inspected at the office of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, U.S.A.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Disclosure about Market Risk

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. As a global concern, we face exposure to adverse movements in foreign currency exchange rates, interest rates and commodity price risk. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial results.

Interest Rate Risk. We are exposed to interest rate risk resulting from fluctuations in interest rates on our debt, primarily on long-term debt obligations. We undertake debt obligations to support general corporate purposes including capital expenditures and working capital needs. Upward fluctuations in interest rates increase the cost of new debt and the interest cost of outstanding variable rate borrowings. Fluctuations in interest rates can also lead to significant fluctuations in the fair values of our debt obligations. We do not currently use any derivative instruments to modify the nature of our debt so as to manage the interest rate risk.

We entered into a long-term loan agreement with the Bank of China on December 3, 2001 and borrowed totaling RMB1.2 billion from the Bank of China on January 4, 2002. The initial interest rate of the loans is 6.21% per annum, subject to adjustment in accordance with the adjustment of statutory interest rate or method of calculation of interest made by the State during the term of the borrowing contract. In 2003, the interest rate of the loans has been adjusted to 5.76%. The loan is repayable in six annual installments of RMB200.0 million each over a period of 96 months, commencing August 2004. Interest is payable on a quarterly basis. We made a partial repayment of RMB600.0 million during 2003 and according to the terms of the loan agreement, any early settlement would be deemed to settle the last installment due. The balance of the loan is therefore repayable in three installments beginning in August 2004.

We have prepared a sensitivity analysis to assess the impact of interest rate fluctuations on our 2003 operating results. Based on this analysis, we estimate that an increase in the interest rate to 1% would have decreased our reported net earnings for 2003 by approximately RMB5.36 million.

Foreign Currency Exchange Rate Risk. We have not entered into any material foreign exchange contracts to minimize or mitigate the effects of foreign exchange fluctuations on our operations. The prices of our exported coal products are quoted in U.S. dollars. Except for those purchased by the National Coal Export and Import Corporation for us, a substantial portion of our imported machinery and equipment purchases were made by us in foreign currencies. We have historically made payments in Renminbi to the National Coal Export and Import Corporation, which acts as our agent in purchase such machinery and equipment We purchased only small amount of machinery and equipment in the past years. As the PRC Government has now adopted a controlled floating foreign exchange rate policy, which prevents significant appreciation or depreciation of RMB to foreign currencies, we believe that the foreign currency exchange rate risk is limited.

As of December 31, 2003, we had Renminbi, U.S. Dollar, Euro and Hong Kong Dollar denominated savings accounts of RMB1,254.2 million U.S.$87.7 million, €78,107 and HK$56.7 million. Most of our sales are domestic and as such we have a limited amount of foreign currency denominated accounts receivable. Our export sales agents exchange 30% of the export sales proceeds from foreign currency to RMB and remit RMB and foreign currency to us.

We have prepared a sensitivity analysis to assess the impact of exchange rate fluctuation on our 2003 operating results. Based on this analysis, we estimate that a 10% decrease in the exchange rate for the U.S. dollar to RMB would have decreased our reported net earnings for 2003 by approximately RMB240.4 million.

Commodity Price Risk. We are subject to commodity price risk related to our sales of coal products. Coal prices are subject to cyclical fluctuations from time to time due to imbalances between demand and supply. Fluctuations in prices directly affect our operating and financial performance. We have experienced substantial price fluctuations in the past and believe that such fluctuations will continue. The average selling price of our coal products was RMB157.1 per tonne in 2001, RMB177.3 per tonne in 2002, and RMB172.4 in 2003. In China, the primary factors affecting coal prices and coal consumption patterns are overall economic development, the demand for electricity, the development of the electricity generation, steel and construction industries and demand for coal from these industries. In addition to the above, our export selling price is also affected by international coal market conditions, including the location, availability, quality and price of competing sources of coal, other fuels such as natural gas, oil and nuclear power, and alternative energy sources such as hydroelectric power. Demand for our coal in the export market is also affected by international shipping costs. Any reduction in the demand for our coal by the foreign or domestic electricity generation or steel industry may cause a decline in profitability. Likewise, any significant decline in domestic or export coal prices could materially and adversely affect our result of operations. We do not currently use any derivatives such as coal future or forward contracts to hedge our exposure to commodity price risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2003, we were not in default in the payment of principal or interest of any lenders.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report, our management carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002). Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in timely alerting them to material information about us required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, and effectively ensure the recording, processing, summarizing and reporting of such material information in accordance with the rules and forms of the Securities and Exchange Commission.

There have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their evaluation, although we are committed to ongoing periodic review and enhancement of our existing controls and expect to consider from time to time making changes we believe will increase the efficiency and reliability of our controls in the future.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee members are Fan Weitang, Cui Jianming, Wang Xiaojun, Wang Bangjun and Dong Yunqing with Mr. Cui Jianming, who is a financial expert, serving as the chairman of the committee. Mr. Cui has extensive experience in financial accounting and audit management. Mr. Cui is a senior auditor and certified accountant and is the chairman of the Association of China Certified Accountant. See “Item 6. Directors, Senior Management and Employees.”

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics that applies to our chief executive officer, chief financial officer, controller and other senior officers. Our Code of Ethics is subject to review by the Board of Directors from time to time and is subject to amendment. A copy of this Code of Ethics is available to any person, without charge, upon request to the address on the cover of this Form 20-F.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Touche Tohmatsu served as our independent registered public accounting firm for the 2003 fiscal year. A description of the fees billed to us by Deloitte Touche Tohmatsu for professional services in each of the last two fiscal years is set forth below:

	Year ended December 31,
	2002	2003
	(HK$ thousands)
Audit fees	5,000	5,000
Audit-related fees	300	—
Tax fees	—	—
All other fees	—	—

Total	5,300	5,000

“Audit Fees” are the aggregate fees billed by Deloitte Touche Tohmatsu for the audit of our consolidated and annual financial statements, review of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Audit-Related Fees” are fees charged by Deloitte Touche Tohmatsu for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees billed for the audit of employee benefit plans and pension schemes, agreed-upon procedure engagements and other attestation services subject to regulatory requirements, certifications of accounting-related internal controls, as well as advisory services associated with our financial reporting.

Audit Committee Pre-Approval Policies and Procedures

The audit committee of our Board of Directors is responsible, among other things, for the oversight of the external auditor subject to the requirements of PRC law and our Articles of Association. Our audit committee has adopted a procedure regarding pre-approval or recommendations of audit and non-audit services to be provided by independent auditors. Under this procedure, all proposed services shall be pre-approved by the audit committee without consideration of specific case-by-case services or budget. As of the date of this report, we did not engage any accounting firms to provide non-audit services.

In 2003, all audit services have been approved by the audit committee. Deloitte Touche Tohmatsu did not perform any non-audit services in this reporting period.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Our audit committee consists of three independent non-executive directors, namely, Messrs. Fan Weitang, Cui Jianmin, and Wang Xiaojun; one director, Mr. Wang Bangjun; and one employee director, namely, Mr. Dong Yungqing. Mr. Cui Jianmin serves as a financial expert to the committee. Until the appointment of another independent director, our audit committee is not in compliance with the New York Stock Exchange Listing Rules. We rely on the exemption under NYSE Listing Rule 303A.00 which allows foreign private issuers until July 31, 2005 to comply with the audit committee standards set out in NYSE Rule 303A.06

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide the Financial Statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS

References is made to pages F-1 to F-52 for year-end financial statements.

ITEM 19. EXHIBITS

(a) See pages F-1 to F-52 following this item.

(b) Index of Exhibits

Documents filed as exhibits to this annual report:

Exhibit Number	Description
1.1	-	Amendments to the Articles of Association of Yanzhou Coal Mining Company Limited (English translation)

4.1	-	Second Supplemental Agreement between us and the Parent Company dated May 29, 2003 (English translation)

4.2	-	Share transfer agreements in relation to acquisition of Shandong Yanmei Shipping dated August 15, 2003 and December 30, 2003 (English translation)

6.1	-	Statement explaining how earnings per share information was calculated in this annual report

7.1	-	Statement explaining how certain ratios were calculated in annual report

8.1	-	List of subsidiaries of Yanzhou Coal Mining Company Limited

12.1	-	Certification of chief executive officer pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Act of 1934

12.2	-	Certification of chief financial officer pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Act of 1934

13.1	-	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	-	Certification of chief financial officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YANZHOU COAL MINING COMPANY LIMITED
(Registrant)

Date: June 30, 2004	By:	/s/ YANG Deyu
YANG Deyu Chief Executive Officer

REPORT AND FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS OF YANZHOU COAL MINING COMPANY LIMITED

(A joint stock company with limited liability established in the People’s Republic of China)

We have audited the accompanying consolidated balance sheets of Yanzhou Coal Mining Company Limited and its subsidiary as of December 31, 2003 and 2002 and the related statements of income, changes in shareholders’ equity, and cash flows for the three years in the period ended December 31, 2003, all expressed in Renminbi. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Yanzhou Coal Mining Company Limited and its subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the three years in the period ended December 31, 2003 in conformity with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2003 and the determination of shareholders’ equity and financial position at December 31, 2003 and 2002, to the extent summarized in note 45.

Deloitte Touche Tohmatsu

Hong Kong

April 16, 2004

CONSOLIDATED STATEMENT OF INCOME

		Year ended December 31,
	NOTES	2003		2002		2001
		RMB’000		RMB’000		RMB’000
GROSS SALES OF COAL			8,386,629		7,772,315		6,369,649
TRANSPORTATION COSTS OF COAL			(1,592,294)		(1,558,414)		(1,493,639)

NET SALES OF COAL	5		6,794,335		6,213,901		4,876,010
RAILWAY TRANSPORTATION SERVICE INCOME			154,585		142,471		—

			6,948,920		6,356,372		4,876,010
COST OF SALES AND SERVICE PROVIDED	6		(3,755,023)		(3,362,901)		(2,812,583)

GROSS PROFIT			3,193,897		2,993,471		2,063,427
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	7		(1,264,858)		(1,231,059)		(759,631)
OTHER OPERATING INCOME	8		105,845		103,729		117,896

OPERATING INCOME			2,034,884		1,866,141		1,421,692
INTEREST EXPENSES	9		(59,966)		(117,929)		(61,519)

INCOME BEFORE INCOME TAXES	10		1,974,918		1,748,212		1,360,173
INCOME TAXES	12		(587,710)		(523,148)		(389,228)

INCOME BEFORE MINORITY INTEREST			1,387,208		1,225,064		970,945
MINORITY INTEREST			(522)		(3,065)		—

NET INCOME			1,386,686		1,221,999		970,945

APPROPRIATIONS TO RESERVES			425,566		817,187		141,698

DIVIDEND	13		298,480		287,000		235,340

EARNINGS PER SHARE	14	RMB	0.48	RMB	0.43	RMB	0.35

EARNINGS PER ADS	14	RMB	24.16	RMB	21.29	RMB	17.29

CONSOLIDATED BALANCE SHEET

		At December 31,
	NOTES	2003	2002
		RMB’000	RMB’000
ASSETS
CURRENT ASSETS
Bank balances and cash		2,023,772	1,544,173
Restricted cash	15	17,521	51,761
Bills and accounts receivable	16	1,239,424	802,929
Investments in securities	17	—	88,702
Inventories	18	502,028	576,579
Other loan receivable	19	100,000	—
Prepayments and other current assets	20	534,473	756,019

TOTAL CURRENT ASSETS		4,417,218	3,820,163
MINING RIGHTS	21	112,607	119,231
LAND USE RIGHTS	22	604,912	618,206
PROPERTY, PLANT AND EQUIPMENT, NET	23	8,616,373	8,276,941
GOODWILL	24	93,165	51,660
NEGATIVE GOODWILL	25	(55,241)	(82,861)
INVESTMENTS IN SECURITIES	17	1,760	1,760
DEPOSIT MADE ON ACQUISITION OF INVESTMENTS IN SECURITIES	26	30,138	30,138
DEFERRED TAX ASSET	27	88,872	88,807

TOTAL ASSETS		13,909,804	12,924,045

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bills and accounts payable	28	427,608	602,725
Other payables and accrued expenses	29	1,174,813	634,790
Provision for land subsidence, restoration, rehabilitation and environmental costs	30	85,022	83,044
Amounts due to Parent Company and its subsidiary companies	37	369,620	285,308
Unsecured bank borrowing - due within one year	31	200,000	—
Taxes payable		114,903	56,867

TOTAL CURRENT LIABILITIES		2,371,966	1,662,734
AMOUNTS DUE TO PARENT COMPANY AND ITS SUBSIDIARY COMPANIES - DUE AFTER ONE YEAR	37	50,859	61,341
UNSECURED BANK BORROWING - DUE AFTER ONE YEAR	31	400,000	1,200,000

TOTAL LIABILITIES		2,822,825	2,924,075
COMMITMENTS	38
SHAREHOLDERS’ EQUITY		11,083,239	9,995,033
MINORITY INTEREST		3,740	4,937

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		13,909,804	12,924,045

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Share premium	Future development fund	Statutory common reserve fund	Statutory common welfare fund	Retained earnings	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
			(note)
Balance at January 1, 2001	2,600,000	2,087,723	111,748	244,631	122,315	1,703,208	6,869,625
Additional issue of shares, net of share issue expenses of RMB77,253,000	270,000	1,184,804	—	—	—	—	1,454,804
Net income	—	—	—	—	—	970,945	970,945
Appropriations to reserves	—	—	—	94,465	47,233	(141,698)	—
Dividends	—	—	—	—	—	(235,340)	(235,340)

Balance at December 31, 2001	2,870,000	3,272,527	111,748	339,096	169,548	2,297,115	9,060,034

Balance at January 1, 2002	2,870,000	3,272,527	111,748	339,096	169,548	2,297,115	9,060,034
Net income	—	—	—	—	—	1,221,999	1,221,999
Appropriations to reserves, net of minority interests’ share	—	—	743,489	49,105	24,593	(817,187)	—
Dividends	—	—	—	—	—	(287,000)	(287,000)

Balance at December 31, 2002	2,870,000	3,272,527	855,237	388,201	194,141	2,414,927	9,995,033

Balance at January 1, 2003	2,870,000	3,272,527	855,237	388,201	194,141	2,414,927	9,995,033
Net income	—	—	—	—	—	1,386,686	1,386,686
Appropriations to reserves, net of minority interests’ share	—	—	259,674	110,580	55,312	(425,566)	—
Dividends	—	—	—	—	—	(298,480)	(298,480)

Balance at December 31, 2003	2,870,000	3,272,527	1,114,911	498,781	249,453	3,077,567	11,083,239

Note:

Prior to 1999, Yanzhou Coal Mining Company Limited (the “Company”) was required to contribute RMB1.80 per tonne of raw coal mined to National Coal Industry Bureau (“NCIB”) and Shangdong Coal Mining Industrial Bureau (“SCMIB”) in aggregate and the amount was recognized as an expense. In addition, the Company was also required to transfer an annual amount to a future development fund at RMB4.20 per tonne of raw coal mined. The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

The contribution to NCIB has been cancelled since July 1, 1998 and the contribution to SCMIB has been cancelled since January 1, 1999. The annual transfer to the future development fund was stopped starting from January 1999.

According to a clarification of the relevant regulations obtained from the Ministry of Finance during the year ended December 31, 2002, the requirement for the Company to transfer an annual amount to the future development fund had not been changed upon cancellation of the requirements for contributions to NCIB and SCMIB. Therefore, the Company was required to transfer an amount of RMB743,489,000 (including RMB204,134,000, RMB164,738,000 and RMB144,007,000 for the years ended December 31, 2001, 2000 and 1999, respectively, that would have been transferred had the transfer not been stopped on January 1, 1999), to the future development fund in 2002, representing RMB6 per tonne of raw coal mined, from retained earnings.

The annual transfer to the future development fund at RMB6 per tonne has been resumed since January 1, 2003.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
	NOTES	2003	2002	2001
		RMB’000	RMB’000	RMB’000
OPERATING ACTIVITIES
Income before minority interest		1,387,208	1,225,064	970,945
Adjustments to reconcile income before minority interest to net cash from operating activities:
Depreciation of property, plant and equipment and land use rights		933,827	851,119	819,638
Amortization of goodwill		9,657	777	777
Release of negative goodwill to income		(27,620)	(27,620)	(27,620)
Amortization of mining rights		6,624	6,624	6,624
Recognition of deferred tax asset		(65)	(1,386)	(2,260)
(Gain) loss on disposal of property, plant and equipment		(6,872)	1,093	5,811
Gain on disposal of investments in securities		(1,424)	(2,209)	—
(Increase) decrease in assets (net of acquisitions):
Bills and accounts receivable		(435,760)	(104,091)	145,380
Inventories		93,153	(93,818)	(157,373)
Prepayments and other current assets		233,821	231,301	(282,451)
Taxes receivable		—	21,674	(21,674)
Increase (decrease) in liabilities (net of acquisitions):
Bills and accounts payable		(175,117)	(56,492)	79,275
Other payables and accrued expenses		569,651	90,973	186,763
Provision for land subsidence, restoration, rehabilitation and environmental costs		(2,194)	(43,419)	(16,528)
Amounts due to Parent Company and its subsidiary companies		58,794	84,048	52,658
Taxes payable		57,553	56,074	(149,726)

NET CASH FROM OPERATING ACTIVITIES		2,701,236	2,239,712	1,610,239

INVESTING ACTIVITIES
Purchase of property, plant and equipment		(1,317,856)	(842,471)	(677,936)
Increase in other loan receivable		(100,000)	—	—
Acquisition of Railway Assets	34	(40,000)	(1,282,445)	—
Acquisition of Yanmei Shipping	33	(11,186)	—	—
Proceeds on disposal of investments in securities		90,126	52,206	—
Proceeds on disposal of property, plant and equipment		34,399	47,800	13,686
Decrease (increase) in restricted cash		34,240	(21,761)	(30,000)
Acquisition of investments in securities		—	(88,702)	(51,757)
Deposit made on acquisition of investments in securities		—	(30,138)	—
Acquisition of Jining III	35	—	—	(1,204,133)
Acquisition of Zhongyan	36	—	—	1,941

NET CASH FLOW USED IN INVESTING ACTIVITIES		(1,310,277)	(2,165,511)	(1,948,199)

FINANCING ACTIVITIES
Repayments of bank borrowings		(600,000)	(400,000)	—
Dividend paid		(298,480)	(287,000)	(235,340)
Repayment to Parent Company and its subsidiary companies in respect of consideration for acquisition of Jining III		(11,115)	(567,242)	(601,452)
Dividend paid to a minority shareholder of a subsidiary		(1,765)	(592)	—
Bank borrowings raised		—	1,600,000	—
Issues of shares, net of share issue expenses		—	—	1,454,804

NET CASH FLOW (USED IN) FROM FINANCING ACTIVITIES		(911,360)	345,166	618,012

NET INCREASE IN CASH AND CASH EQUIVALENTS		479,599	419,367	280,052
CASH AND CASH EQUIVALENTS, BEGINNING		1,544,173	1,124,806	844,754

CASH AND CASH EQUIVALENTS, ENDING, REPRESENTED BY BANK BALANCES AND CASH		2,023,772	1,544,173	1,124,806

Additional cash flow information:
Cash paid during the year for
Interest		56,838	147,361	37,109
Income taxes		530,222	446,786	562,888

NOTES TO THE FINANCIAL STATEMENTS

1.	GENERAL

The Company is established as a joint stock company with limited liability in the People’s Republic of China (the “PRC”) and operates six coal mines, namely the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine, Jining II coal mine (“Jining II”) and Jining III coal mine (“Jining III”) as well as a regional railway network that links these mines with the national railway gird. These six coal mines and the railway were originally divisions of the Company’s ultimate holding company, Yankuang Group Corporation Limited (the “Parent Company”), a state-owned enterprise in the PRC. The Parent Company contributed the assets and liabilities of the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine and Dongtan coal mine into the Company upon its formation. The Company acquired Jining II from the Parent Company for cash in 1998. The Company acquired Jining III from the Parent Company effective from January 1, 2001. This acquisition was financed as set out below.

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

The consideration for the cost of Jining III was fully settled as follows:

(i)	Initial installment

RMB243,526,000 was paid on January 1, 2001, the completion date;

(ii)	Second installment

The net proceeds of RMB960,607,000 of the A Share Issue were paid over on January 22, 2001.

(iii)	Third installment

50% of the outstanding balance of the purchase price was paid (without interest) prior to December 31, 2001; and

(iv)	Fourth installment

The outstanding balance of the purchase price was paid (without interest) prior to December 31, 2002.

1.	GENERAL - continued

The consideration for the cost of the mining rights of approximately RMB132,479,000 is to be settled over ten years by equal annual installments before December 31 of each year, commencing from 2001.

On January 1, 2002, the Company acquired from the Parent Company the assets of the special purpose coal railway transportation business (the “Railway Assets”). The consideration for the acquisition of the Railway Assets was approximately RMB1,242,586,000 subject to the adjustments as follows:

For each of the years ending December 31, 2002, 2003 and 2004, the Company will pay an extra RMB40,000,000 for each year if Railway Assets’ actual capacity reaches 25,000,000 tonnes, 28,000,000 tonnes and 30,000,000 tonnes, respectively.

The acquisition was funded by cash of the Company and a long-term bank loan of RMB1,200,000,000, the repayment of which is guaranteed by the Parent Company.

For the years ended December 31, 2003 and 2002, the Railway Assets’ actual capacity were more than 28,000,000 tonnes and 25,000,000 tonnes, respectively, and accordingly the consideration has been adjusted to approximately RMB1,322,586,000 and RMB1,282,586,000, respectively.

At December 31, 2003 and 2002, the Company holds a 52.38% interest in the registered capital of Qingdao Free Trade Zone Zhongyan Trade Co., Ltd. (“Zhongyan”), a limited liability company established and operated in the PRC. Zhongyan is engaged in the trading and processing of mining machinery. The Company acquired its stake in Zhongyan during the year ended December 31, 2001 for a cash consideration of RMB2,710,000. Zhongyan did not have any significant impact on the consolidated results of the Company and its subsidiaries (the “Group”).

At December 31, 2003, the Company acquired a 92% interest in the registered capital of Shandong Yanmei Shipping Co., Ltd. (formerly known as Zoucheng Nanmei Shipping Co., Ltd.) (“Yanmei Shipping”) for a cash consideration of RMB11,692,000. Yanmei Shipping is a limited liability company established and operated in the PRC and is principally engaged in the transportation business via rivers and lakes and sale of coal and construction materials. Yanmei Shipping did not have any significant impact on the Group’s results.

In April 2001, the status of the Company was changed to that of a sino-foreign joint stock limited company.

The Company’s A shares are listed on the SSE, its H shares are listed on The Stock Exchange of Hong Kong Limited, and its American Depositary Shares (“ADS”, one ADS represents 50 H shares) are listed on the New York Stock Exchange, Inc.

2.	BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company also prepares a set of financial statements in accordance with the relevant accounting principles and regulations applicable to PRC enterprises (“PRC GAAP”). Differences between IFRS and PRC GAAP are stated in note 44.

The financial statements reflect additional disclosures to conform with the disclosure requirements of the Hong Kong Companies Ordinance and with presentations customary in the United States of America.

Differences between IFRS and accounting principles generally accepted in the United States of America (“US GAAP”) are stated in note 45.

3.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of financial instruments.

The principal accounting policies which have been adopted in preparing these financial statements and which conform with IFRS are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries as of December 31 each year.

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

3.	SIGNIFICANT ACCOUNTING POLICIES - continued

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

Property, plant and equipment and land use rights

Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and accumulated impairment losses. When assets are sold or retired, the gain or loss is determined as the difference between the sales proceeds and the carrying amount of the asset and the gain or loss is included in the statement of income.

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives, after taking into account their estimated residual value, using the straight line method. The estimated useful lives of property, plant and equipment are as follows:

Buildings	15 to 35 years
Harbour works and craft	40 years
Railway structure	15 to 25 years
Plant, machinery and equipment	5 to 15 years
Transportation equipment	6 to 18 years

Transportation equipment includes vessels which are depreciated over the estimated lives of 18 years.

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

3.	SIGNIFICANT ACCOUNTING POLICIES - continued

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

Goodwill

Goodwill represents the excess of the purchase consideration paid over Company’s share in the fair value of the identifiable assets and liabilities acquired as at the respective dates of acquisition of Jining II, the Railway Assets and Yanmei Shipping. Goodwill is capitalized and amortized on a straight line basis over a period of ten to twenty years. Additional goodwill resulting from future contingent consideration payments in respect of the acquisition of the Railway Assets will be amortized on a straight line basis over the remaining life of the original period of ten years.

Negative goodwill

Negative goodwill, which represents the excess of the fair value ascribed to the Company’s share of the identifiable assets and liabilities at the date of acquisition of Jining III over the purchase consideration is presented as a deduction from the assets of the Company and of the Group. Negative goodwill is released to income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets.

3.	SIGNIFICANT ACCOUNTING POLICIES - continued

Investments in securities

Investments in securities are recognized on a trade date basis and are initially measured at cost.

At subsequent reporting dates, debt securities that the Group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortized cost, less any impairment loss recognized to reflect irrecoverable amounts. The annual amortization of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognized in each period represents a constant yield on the investment.

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

Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

3.	SIGNIFICANT ACCOUNTING POLICIES - continued

Income taxes - continued

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

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

3.	SIGNIFICANT ACCOUNTING POLICIES - continued

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

The Group is engaged primarily in the coal mining business and, commencing from January 1, 2002, the Group is also engaged in the coal railway transportation business. Commencing from December 31, 2003, the Group is also engaged in the transportation business via rivers and lakes. The Group operates only in the PRC. All the identifiable assets of the Group are located in the PRC. The Company does not currently have direct export rights and all of its export sales must be made through China National Coal Industry Import and Export Corporation (“National Coal Corporation”), Minmetals Trading Co., Ltd. (“Minmetals Trading”) or Shanxi Coal Imp. & Exp. Group Corp. (“Shanxi Coal Corporation”). The final customer destination of the Company’s export sales is determined by the Company, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. The Company’s subsidiary is engaged in trading and processing of mining machinery in the PRC. No separate segment information about the subsidiary’s business is presented in these financial statements as the underlying gross sales, results and assets of the subsidiary’s business are insignificant to the Group.

Business segments

For management purposes, the Group is currently organized into two operating divisions - coal mining and coal railway transportation. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Coal mining	- Underground mining, preparation and sales of coal
Coal railway transportation	- Provision of railway transportation services

Segment information about these businesses is presented below:

For the year ended December 31, 2003

	Coal mining	Coal railway transportation	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	8,386,629	154,585	—	8,541,214
Inter-segment	—	400,048	(400,048)	—

Total	8,386,629	554,633	(400,048)	8,541,214

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

RESULT
Segment results	2,013,688	245,041	—	2,258,729

Unallocated corporate expenses				(246,469)

				2,012,260
Unallocated corporate income				22,624

Operating income				2,034,884
Interest expenses				(59,966)

Income before income taxes				1,974,918
Income taxes				(587,710)

Income before minority interest				1,387,208

4.	SEGMENT INFORMATION - continued

BALANCE SHEET

At December 31, 2003

	Coal mining	Coal railway transportation	Corporate and others	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
ASSETS
Segment assets	10,440,480	1,115,491	2,353,833	13,909,804

LIABILITIES
Segment liabilities	1,818,585	11,929	992,311	2,822,825

OTHER INFORMATION

For the year ended December 31, 2003

	Coal mining	Coal railway transportation	Corporate and others	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions	1,255,070	82,616	14,144	1,351,830
Amortization of goodwill	777	8,880	—	9,657
Release of negative goodwill to income	(27,620)	—	—	(27,620)
Depreciation of property, plant and equipment and land use rights	850,994	79,445	3,774	934,213
Amortization of mining rights	6,624	—	—	6,624
(Gain) loss on disposal of property, plant and equipment	(7,113)	185	56	(6,872)
Allowance for doubtful debts	80,272	—	—	80,272

4.	SEGMENT INFORMATION - continued

INCOME STATEMENT

For the year ended December 31, 2002

	Coal mining	Coal railway transportation	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	7,772,315	142,471	—	7,914,786
Inter-segment	—	386,823	(386,823)	—

Total	7,772,315	529,294	(386,823)	7,914,786

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

RESULT
Segment results	1,791,446	271,272	—	2,062,718

Unallocated corporate expenses				(226,795)

				1,835,923
Unallocated corporate income				30,218

Operating income				1,866,141
Interest expenses				(117,929)

Income before income taxes				1,748,212
Income taxes				(523,148)

Income before minority interest				1,225,064

4.	SEGMENT INFORMATION - continued

BALANCE SHEET

At December 31, 2002

	Coal mining	Coal railway transportation	Corporate and others	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
ASSETS
Segment assets	9,861,375	1,162,372	1,900,298	12,924,045

LIABILITIES
Segment liabilities	1,346,568	56,000	1,521,507	2,924,075

OTHER INFORMATION

For the year ended December 31, 2002

	Coal mining	Coal railway transportation	Corporate and others	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions	802,090	1,206,898	5,547	2,014,535
Amortization of goodwill	777	—	—	777
Release of negative goodwill to income	(27,620)	—	—	(27,620)
Depreciation of property, plant and equipment and land use rights	764,470	75,519	11,130	851,119
Amortization of mining rights	6,624	—	—	6,624
Loss on disposal of property, plant and equipment	1,093	—	—	1,093
Allowance for doubtful debts	66,204	—	—	66,204

Note:

No segment information for the year ended December 31, 2001 is presented as the Group was engaged primarily in the coal mining business during that year.

The number of employees of each of the Group’s principal divisions are as follows:

	At December 31,
	2003	2002	2001
Coal mining	24,810	24,623	23,689
Coal railway transportation	3,151	3,249	—

	27,961	27,872	23,689

5.	NET SALES OF COAL

	Year ended December 31,
	2003	2002	2001
	RMB’000	RMB’000	RMB’000
Domestic sales of coal, gross	4,840,317	3,939,953	3,014,933
Less: Transportation costs	503,228	525,998	415,121

Domestic sales of coal, net	4,337,089	3,413,955	2,599,812

Export sales of coal, gross	3,546,312	3,832,362	3,354,716
Less: Transportation costs	1,089,066	1,032,416	1,078,518

Export sales of coal, net	2,457,246	2,799,946	2,276,198

Net sales of coal	6,794,335	6,213,901	4,876,010

Net sales of coal represents the invoiced value of coal sold and is net of returns, discounts, sales taxes and transportation costs if the invoiced value includes transportation costs to the customers.

Sales taxes consist primarily of a resource tax calculated at the rate of RMB1.20 per metric tonne (“tonne”) of the imputed quantity of raw coal sold and are paid to the local tax bureau. The resource tax for each of the three years ended December 31, 2003, 2002 and 2001 amounted to RMB49,925,000, RMB44,712,000 and RMB40,351,000, respectively.

6.	COST OF SALES AND SERVICE PROVIDED

	Year ended December 31,
	2003	2002	2001
	RMB’000	RMB’000	RMB’000
Materials	899,602	752,513	643,664
Wages and employee benefits	863,707	757,532	572,202
Electricity	278,507	278,407	218,579
Depreciation	836,120	813,761	784,477
Land subsidence, restoration, rehabilitation and environmental costs	264,158	232,030	210,939
Repairs and maintenance	374,855	346,290	276,791
Annual fee and amortization of mining rights (note)	19,604	19,604	19,604
Transportation costs	48,231	43,239	22,632
Others	170,239	119,525	63,695

	3,755,023	3,362,901	2,812,583

6.	COST OF SALES AND SERVICE PROVIDED - continued

Note:	The Parent Company and the Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay to the Parent Company effective from September 25, 1997 an annual fee of RMB12,980,000 as compensation for the Parent Company’s agreement to give up the mining rights associated with the Group’s mines other than Jining III. The annual fee is subject to change after a ten-year period.

The cost of the mining rights of Jining III of approximately RMB132,479,000 acquired in 2001 is amortized on a straight line basis over twenty years.

7.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2003	2002	2001
	RMB’000	RMB’000	RMB’000
Retirement benefits scheme contributions (note 39)	349,377	334,120	265,825
Wages and employee benefits	115,456	164,549	75,717
Additional medical insurance	27,814	29,710	—
Depreciation	44,339	37,358	35,161
Amortization of goodwill	9,657	777	777
Distribution charges	37,779	54,524	57,970
Allowance for doubtful debts	80,272	66,204	2,508
Resource compensation fees (note)	84,941	73,762	31,240
Repairs and maintenance	13,918	8,668	8,247
Research and development	46,144	30,657	23,026
Staff training costs	26,780	26,272	23,991
Freight charges	14,862	14,016	5,532
Others	413,519	390,442	229,637

	1,264,858	1,231,059	759,631

Note:	In accordance with the relevant regulations, the Group pays resource compensation fees (effectively a government levy) to the Ministry of Geology and Mineral Resources at the rate of 1% on the imputed sales value of raw coal.

8.	OTHER OPERATING INCOME

	Year ended December 31,
	2003	2002	2001
	RMB’000	RMB’000	RMB’000
Dividend income	4,810	—	—
Gain on sales of auxiliary materials	35,197	21,277	21,233
Gain on disposal of property, plant and equipment	6,872	—	—
Government grants (note)	8,194	20,157	—
Interest income from bank deposits	13,631	28,737	39,863
Interest income from investments in securities	—	1,481	—
Interest income on loan receivable	4,183	—	—
Release of negative goodwill to income	27,620	27,620	27,620
Write back of allowance for doubtful debts	—	—	29,180
Others	5,338	4,457	—

	105,845	103,729	117,896

Note:	Government grants represents the amount granted to the Group in respect of its export sales activities in prior years and received during the year.

9.	INTEREST EXPENSES

	Year ended December 31,
	2003	2002	2001
	RMB’000	RMB’000	RMB’000
Interest expenses on:
- bank borrowings wholly repayable within 5 years	53,682	3,666	1,924
- bank borrowings not wholly repayable within 5 years	—	72,072	—
- bills receivable discounted without recourse	1,023	2,235	—
Deemed interest expenses (note 35)	5,261	39,956	59,595

	59,966	117,929	61,519

No interest was capitalized during the relevant periods.

10.	INCOME BEFORE INCOME TAXES

	Year ended December 31,
	2003	2002	2001
	RMB’000	RMB’000	RMB’000
Income before income taxes has been arrived at after charging:
Amortization of mining rights	6,624	6,624	6,624
Auditors’ remuneration	5,000	3,500	2,200
Staff costs, including directors’ and supervisors’ emoluments	1,437,682	1,354,251	937,735
Loss on disposal of property, plant and equipment and crediting:	—	1,093	5,811
Gain on disposal of investments in securities	1,424	2,209	—

11.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS

(a)	Directors’ and supervisors’ emoluments

Details of the directors’ and supervisors’ emoluments are as follows:

	Year ended December 31,
	2003	2002	2001
	RMB’000	RMB’000	RMB’000
Independent non-executive directors
Fees	248	239	128

Executive directors
Fees	—	—	—
Salaries, allowance and other benefits in kind	989	825	846
Retirement benefits scheme contributions (note 39)	445	371	381
Discretionary bonuses	—	—	—

	1,434	1,196	1,227

Supervisors
Fees	—	—	—
Salaries, allowance and other benefits in kind	426	400	209
Retirement benefits scheme contributions (note 39)	191	180	94
Discretionary bonuses	—	—	—

	617	580	303

Emoluments of each of the directors and supervisors are all within the band of Nil to HK$1,000,000 for the years ended December 31, 2003, 2002 and 2001.

(b)	Employees’ emoluments

The five highest paid individuals in the Group in 2003 included five directors (2002: three; 2001: five), details of whose emoluments are included in the disclosures in note 11(a) above. The emoluments of the remaining two individuals for the year ended December 31, 2002 were as follows:

2002
RMB’000
Salaries, allowance and other benefits in kind	314
Retirement benefits scheme contributions (note 39)	141
Discretionary bonuses	—

455

Emoluments of each of these employees were all within the band of Nil to HK$1,000,000 for the year ended December 31, 2002.

12.	INCOME TAXES

	Year ended December 31,
	2003	2002	2001
	RMB’000	RMB’000	RMB’000
Income taxes	587,775	524,534	391,488
Deferred tax credit (note 27)	(65)	(1,386)	(2,260)

	587,710	523,148	389,228

The Group is subject to an income tax rate of 33% on its taxable income. A reconciliation between the provision for income taxes computed by applying the standard PRC income tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Year ended December 31,
	2003	2002	2001
	RMB’000	RMB’000	RMB’000
Standard income tax rate in the PRC	33%	33%	33%
Standard income tax rate applied to income before income taxes	651,723	576,910	448,857
Reconciling items:
Transfer to future development fund deductible for tax purposes but not charged to income under IFRS	(85,692)	(76,101)	(67,364)
Amortization of the revaluation surplus of low-priced consumables deductible for tax purposes but not for accounting purposes under IFRS	—	—	(1,212)
Release of negative goodwill not subject to tax	(9,115)	(9,115)	(9,115)
Deemed interest not deductible for tax purposes	1,736	13,185	19,666
Allowance for doubtful debts not deductible for tax purposes	25,731	23,681	—
Government grants received not subject to tax	(2,704)	(6,652)	—
Others	6,031	1,240	(1,604)

Income taxes	587,710	523,148	389,228

Effective income tax rate	30%	30%	29%

The Company had received approval from the respective tax authorities for the filing of consolidated income taxes by the Parent Company prior to July 2001. Starting from July 2001, the Company submitted a separate income tax filing. The provision for income taxes of the relevant periods represents the provision calculated by the Company on the basis of a separate income tax filing. The subsidiaries acquired during the years ended December 31, 2001 and 2003 did not have any significant impact on the income taxes provided for the years ended December 31, 2001, 2002 and 2003.

13.	DIVIDEND

	Year ended December 31,
	2003	2002	2001
	RMB’000	RMB’000	RMB’000
Final dividend approved	298,480	287,000	235,340

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

Pursuant to the annual general meeting held on June 27, 2003, a final dividend of approximately RMB298,480,000 or RMB0.104 per share proposed by the board of directors in respect of the year ended December 31, 2002 was approved and paid to the shareholders of the Company.

The board of directors proposes to declare a final dividend and special dividend of approximately RMB327,180,000 and RMB143,500,000 calculated based on a total number of 2,870,000,000 shares issued at RMB1 each, at RMB0.114 per share and at RMB0.050 per share, respectively, in respect of the year ended December 31, 2003. The declaration and payment of the final dividend and special dividend needs to be approved by the shareholders of the Company by way of an ordinary resolution in accordance with the requirements of the Company’s Articles of Association. A shareholders’ general meeting will be held for the purpose of considering and, if thought fit, approving this ordinary resolution.

14.	EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share for the years ended December 31, 2003, 2002 and 2001 is based on the net income for the year of RMB1,386,686,000, RMB1,221,999,000 and RMB970,945,000 and on the weighted average of 2,870,000,000 shares, 2,870,000,000 shares and 2,807,507,000 shares in issue, respectively, during the year.

The earnings per ADS have been calculated based on the net income for the relevant periods and on one ADS being equivalent to 50 shares.

15.	RESTRICTED CASH

At the balance sheet date, the amount represents the bank deposits pledged to certain banks to secure banking facilities granted to the Group.

16.	BILLS AND ACCOUNTS RECEIVABLE

	At December 31,
	2003	2002
	RMB’000	RMB’000
Total bills receivable	657,090	239,974
Total accounts receivable	682,961	639,038
Less: Allowance for doubtful debts	(100,627)	(76,083)

Total bills and accounts receivable, net	1,239,424	802,929

Bills receivable represent unconditional orders in writing issued by or negotiated from customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties.

An analysis of the allowance for doubtful debts for 2003 and 2002 follows:

	At December 31,
	2003	2002
	RMB’000	RMB’000
Balance at January 1	76,083	57,864
Additional allowance charged to income	71,125	64,604
Direct write-off charged against allowance	(46,581)	(46,385)

Balance at December 31	100,627	76,083

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable at the reporting date:

	At December 31,
	2003	2002
	RMB’000	RMB’000
1 - 180 days	961,307	551,795
181 - 365 days	177,571	182,371
1 - 2 years	114,887	99,633
2 - 3 years	78,919	38,388
Over 3 years	7,367	6,825

	1,340,051	879,012

17.	INVESTMENTS IN SECURITIES

	At December 31,
	2003	2002
	RMB’000	RMB’000
Available-for-sale investments
NON-CURRENT
Equity investments	1,760	1,760

CURRENT
Fixed maturity investments	—	88,702

The non-current investments in securities represents unlisted equity investments with no quoted market price and the amount is stated at cost subject to impairment recognition. The current investments in securities represented investments in listed fixed maturity securities at December 31, 2002 and were redeemed during the year. At December 31, 2002, the carrying amounts of these fixed maturity securities approximated their quoted market prices.

18.	INVENTORIES

	At December 31,
	2003	2002
	RMB’000	RMB’000
COST
Auxiliary materials, spare parts and small tools	204,466	309,246
Coal products	297,562	267,333

	502,028	576,579

19.	OTHER LOAN RECEIVABLE

The amount represents a loan receivable from a minority shareholder of a subsidiary of the Company. The amount is guaranteed by another independent third party, bears interest at 6% per annum and is secured by shares of a private PRC company (equivalent to approximately 16% of the share capital of that company) in which the borrower is a shareholder. The amount is full settled in April 2004.

20.	PREPAYMENTS AND OTHER CURRENT ASSETS

	At December 31,
	2003	2002
	RMB’000	RMB’000
Advances to suppliers	70,785	133,687
Prepaid freight charges and related handling charges	103,680	153,191
Value added tax (“VAT”) refund	275,624	342,596
Prepayments for purchase of property, plant and equipment	3,163	7,311
Prepaid land subsidence, restoration, rehabilitation and environmental costs	24,510	23,967
Receivables for utilities charges	6,838	8,162
Receivables for sales of auxiliary materials	15,057	7,835
Others	34,816	79,270

	534,473	756,019

Included in the balances as of December 31, 2003 and 2002 were allowances for doubtful debts of RMB12,686,000 and RMB3,539,000, respectively. During the year ended December 31, 2003, the Group made an allowance for doubtful debts of RMB9,147,000. During the year ended December 31, 2002, the Group made an allowance for doubtful debts of RMB1,600,000 and made direct write-downs of RMB569,000 charged against the balance of the allowances.

21.	MINING RIGHTS

RMB’000
COST
At January 1, 2003 and December 31, 2003	132,479

AMORTIZATION
At January 1, 2003	13,248
Provided for the year	6,624

At December 31, 2003	19,872

NET BOOK VALUES
At December 31, 2003	112,607

At December 31, 2002	119,231

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

22.	LAND USE RIGHTS

RMB’000
COST
At January 1, 2003 and December 31, 2003	658,549

DEPRECIATION
At January 1, 2003	40,343
Provided for the year	13,294

At December 31,2003	53,637

NET BOOK VALUES
At December 31, 2003	604,912

At December 31, 2002	618,206

The land use rights have a term of fifty years from the date of grant of land use rights certificates.

The land use rights of Railway Assets were acquired from the Parent Company during the year ended December 31, 2002. The registration process in respect of the land use rights of the Railway Assets has not yet been completed at December 31, 2003.

23.	PROPERTY, PLANT AND EQUIPMENT, NET

	Buildings	Habour works and craft	Railway structure	Mining structure	Plant, machinery and equipment	Transportation equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
COST
At January 1, 2003	2,024,122	—	720,704	3,646,069	6,602,377	270,740	124,923	13,388,935
Acquisition of a subsidiary	—	—	—	—	1,708	10,843	—	12,551
Additions	—	—	—	—	19,992	704	1,267,421	1,288,117
Transfers	28,805	250,231	425	258,391	742,378	26,366	(1,306,596)	—
Disposals	—	—	(645)	—	(51,881)	(26,909)	—	(79,435)

At December 31, 2003	2,052,927	250,231	720,484	3,904,460	7,314,574	281,744	85,748	14,610,168

DEPRECIATION
At January 1, 2003	706,902	—	52,286	1,300,221	2,935,073	117,512	—	5,111,994
Provided for the year	90,943	—	54,893	108,197	646,177	33,499	—	933,709
Eliminated on disposals	—	—	(276)	—	(35,531)	(16,101)	—	(51,908)

At December 31,2003	797,845	—	106,903	1,408,418	3,545,719	134,910	—	5,993,795

NET BOOK VALUES
At December 31, 2003	1,255,082	250,231	613,581	2,496,042	3,768,855	146,834	85,748	8,616,373

At December 31, 2002	1,317,220	—	668,418	2,345,848	3,667,304	153,228	124,923	8,276,941

24.	GOODWILL

	At December 31,
	2003	2002
	RMB’000	RMB’000
COST
At January 1	55,545	15,545
Subsequent adjustment to contingent consideration payment in respect of the acquisition of Railway Assets (note 34)	40,000	40,000
Acquisition of Yanmei Shipping (note 33)	11,162	—

At December 31	106,707	55,545

AMORTIZATION
At January 1	3,885	3,108
Provided for the year	9,657	777

At December 31	13,542	3,885

NET BOOK VALUES
At December 31	93,165	51,660

25.	NEGATIVE GOODWILL

	2003	2002
	RMB’000	RMB’000
COST
At January 1 and December 31	138,101	138,101

RELEASED TO INCOME
At January 1	55,240	27,620
Released for the year	27,620	27,620

At December 31	82,860	55,240

NET BOOK VALUES
At December 31	55,241	82,861

The negative goodwill is released to income on a straight line basis over a period of five years.

26.	DEPOSIT MADE ON ACQUISITION OF INVESTMENTS IN SECURITIES

The amount represents a deposit paid by the Group in connection with the acquisition of a less than 1 percent stake in Shenergy Company Limited, a company listed on the SSE. The investment is in the form of state legal person shares, which are not tradeable on the SSE. The Company is entitled to the dividend paid by Shenergy Company Limited. The unpaid consideration at December 31, 2003 is shown as a capital commitment in note 38.

27.	DEFERRED TAX ASSET

	2003	2002
	RMB’000	RMB’000
Balance at January 1	88,807	87,421
Credit for the year (note 12)	65	1,386

Balance at December 31	88,872	88,807

At the balance sheet date, the deferred tax asset represents the tax effect of temporary differences on the excess of the land subsidence, restoration, rehabilitation and environmental costs charged as expenses that is eligible for tax deduction over the amounts already claimed for tax deduction.

There is no material unprovided deferred tax for the year or at the balance sheet date.

28.	BILLS AND ACCOUNTS PAYABLE

	At December 31,
	2003	2002
	RMB’000	RMB’000
Bills payable	—	100,982
Accounts payable	427,608	501,743

	427,608	602,725

The following is an aged analysis of bills and accounts payable at the reporting date:

	At December 31,
	2003	2002
	RMB’000	RMB’000
1 - 180 days	239,593	315,257
181 - 365 days	135,942	201,272
1 - 2 years	52,073	86,196

	427,608	602,725

29.	OTHER PAYABLES AND ACCRUED EXPENSES

	At December 31,
	2003	2002
	RMB’000	RMB’000
Customers’ deposits	598,315	155,153
Accrued wages	70,633	46,389
Other taxes payable	211,474	149,273
Payables in respect of purchases of property, plant and equipment and construction materials	84,745	118,632
Utilities deposits received	—	4,784
Accrued freight charges	60,093	12,732
Accrued repairs and maintenance	37,254	28,201
Accrued utility expenses	15,175	10,372
Staff welfare payable	39,512	51,163
Accrued land subsidence, restoration, rehabilitation and environmental costs	4,996	4,468
Others	52,616	53,623

	1,174,813	634,790

30.	PROVISION FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

	2003	2002
	RMB’000	RMB’000
Balance at January 1	83,044	120,196
Additional provision in the year	268,330	238,297
Transfers to prepayments and accrued expenses	(266,352)	(275,449)

Balance at December 31	85,022	83,044

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

31.	UNSECURED BANK BORROWINGS

During the year ended December 31, 2002, the Group obtained a new bank loan in the amount of RMB1,200,000,000. The loan bore interest at 6.21% per annum subject to adjustments and was originally repayable in installments over a period of 7 years, the first repayment instalment of which was due in August 2004. The proceeds were used to finance the acquisition of the Railway Assets (see note 1).

During the year ended December 31, 2003, the interest rate of the bank loan has been adjusted to 5.76% per annum. The Group has made a partial repayment of RMB600,000,000 during the year and according to the terms of the loan agreement, any early settlement would be deemed to settle the latest instalments due. The balance of the loan is therefore repayable in instalments over the next 3 years, the first repayment instalment of which is due in August 2004.

The above loan is repayable as follows:

	2003	2002
	RMB’000	RMB’000
Within one year	200,000	—
More than one year, but not exceeding two years	200,000	200,000
More than two years, but not exceeding five years	200,000	600,000
Exceeding five years	—	400,000

	600,000	1,200,000
Less: Amount due within one year and included in current liabilities	(200,000)	—

Amount due after one year	400,000	1,200,000

32.	SHAREHOLDERS’ EQUITY

The Company’s share capital structure at the balance sheet date is as follows:

Class of shares	Type of shares	Number of shares at December 31, 2003 and 2002
Domestic invested shares	- State legal person shares (held by the Parent Company)	1,670,000,000
	- A shares (note 1)	180,000,000
Foreign invested shares	H shares (including H shares represented by ADS) (note 1)	1,020,000,000

	Total	2,870,000,000

Each share has a par value of RMB1.

32.	SHAREHOLDERS’ EQUITY - continued

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

The Company’s distributable reserve as at December 31, 2003 is the retained earnings computed under PRC GAAP which amounted to approximately RMB2,691,181,000.

The Company’s distributable reserve as at December 31, 2002 is also the retained earnings computed under PRC GAAP which amounted to approximately RMB2,050,188,000 (note 44).

33.	ACQUISITION OF YANMEI SHIPPING

2003
RMB’000
The net assets of Yanmei Shipping at the date of acquisition were as follows:
Bank balances and cash	506
Bills and accounts receivable	735
Inventories	1,254
Prepayments and other current assets	16,423
Property, plant and equipment, net	12,551
Other payables and accrued expenses	(4,259)
Amounts due to Parent Company and its subsidiaries	(26,151)
Taxes payable	(483)
Minority interest	(46)

Total net assets acquired	530
Goodwill arising on acquisition	11,162

11,692

Consideration:
Satisfied by cash	11,692

Net cash outflow arising on acquisition:
Cash paid	(11,692)
Bank balances and cash acquired	506

(11,186)

During the year ended December 31, 2003, the Group acquired 92% of the issued share capital of Yanmei Shipping for a cash consideration of RMB11,692,000. The net assets acquired had been included in the coal mining segment. Yanmei Shipping did not have any significant impact on the Group’s results or cash flows for the year.

34.	ACQUISITION OF RAILWAY ASSETS

2002
RMB’000
The net assets of Railway Assets at the date of acquisition were as follows:
Bank balances and cash	141
Bills and accounts receivable	4,586
Prepayment and other current assets	132,633
Inventories	5,461
Land use rights	259,378
Property, plant and equipment, net	877,380
Bills and accounts payable	(22,830)
Other payables and accrued expenses	(14,163)

Net assets	1,242,586
Goodwill arising on subsequent adjustment to contingent consideration payment	80,000

1,322,586

Satisfied by:
Cash consideration paid on acquisition	1,242,586
Subsequent adjustment to contingent consideration payment	80,000

1,322,586

Net cash outflow arising on acquisition:
Cash paid on acquisition	(1,282,586)
Cash paid during the year ended December 31, 2003	(40,000)
Bank balances and cash acquired	141

(1,322,445)

On January 1, 2002, the Company acquired the Railway Assets from its Parent Company for a consideration of RMB1,242,586,000.

Pursuant to the terms of the acquisition agreement, the consideration was adjusted to RMB1,282,586,000 as the annual transportation volume of the Railway Assets reached the volume milestone target of 25,000,000 tonnes for the year ended December 31, 2002. The consideration has been further adjusted to RMB1,322,586,000 as the annual transportation volume of the Railway Assets reached the volume milestone target of 28,000,000 tonnes for the year ended December 31, 2003.

The contribution of the Railway Assets to the revenue and results of the Group for the year ended December 31, 2002 are set out under the heading “Coal railway transportation” in note 4.

35.	ACQUISITION OF JINING III

2001
RMB’000
The net assets of Jining III at the date of acquisition were as follows:
Bills and accounts receivable	2,920
Inventories	6,078
Prepayments and other current assets	1,362
Mining rights	132,479
Land use rights	88,929
Property, plant and equipment, net	2,372,525
Bills and accounts payable	(7,062)
Other payables and accrued expenses	(13,847)

Total net assets acquired	2,583,384
Negative goodwill	(138,101)

Consideration	2,445,283

Satisfied by:
Cash paid on acquisition	1,204,133
Installments paid during the year ended December 31, 2001	601,452
Amounts due to Parent Company and its subsidiary companies - due within one year	567,242
Amounts due to Parent Company and its subsidiaries - due after one year	72,456

Total consideration	2,445,283

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

36.	ACQUISITION OF ZHONGYAN

2001
RMB’000
The net assets of Zhongyan at the date of acquisition were as follows:
Bank balances and cash	4,651
Inventories	13,529
Prepayments and other current assets	8,981
Property, plant and equipment, net	344
Bills and accounts payable	(1,663)
Other payables and accrued expenses	(19,875)
Tax payable	(793)
Minority interest	(2,464)

Total net assets acquired	2,710

Consideration:
Satisfied by cash	2,710

Net cash inflow arising on acquisition:
Cash paid	(2,710)
Bank balances and cash acquired	4,651

1,941

During the year ended December 31, 2001, the Group acquired 52.38% of the issued share capital of Zhongyan for a cash consideration of RMB2,710,000. Zhongyan did not have any significant impact on the Group’s results or cash flows for the year ended December 31, 2001.

37.	RELATED PARTY BALANCES AND TRANSACTIONS

The amounts due to the Parent Company and its subsidiary companies are non-interest bearing and unsecured.

The amounts due to the Parent Company and its subsidiary companies as at December 31, 2003 included the present value of the outstanding balance that arose from the funding of the acquisition of the mining rights of Jining III as of January 1, 2001 discounted using the market rate of bank borrowings (note 1).

37.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

	At December 31,
	2003	2002
	RMB’000	RMB’000
Amounts due to Parent Company and its subsidiary companies
Within one year	369,620	285,308
More than one year, but not exceeding two years	9,802	10,483
More than two years, but not exceeding five years	26,101	27,721
Exceeding five years	14,956	23,137

Total due	420,479	346,649
Less: amount due within one year	369,620	285,308

Amount due after one year	50,859	61,341

Except for the amounts disclosed above, the amounts due to the Parent Company and/or its subsidiary companies have no specific terms of repayments.

During the periods, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Year ended December 31,
	2003	2002	2001
	RMB’000	RMB’000	RMB’000
Income
Sales of coal	229,730	110,403	73,675
Sales of auxiliary materials	472,899	—	—
Gain on sales of anxiliary materials	—	12,385	11,586
Utilities and facilities	29,000	5,000	5,810
Railway transportation services	66	496	—
Expenditure
Utilities and facilities	285,166	1,350	600
Annual fee for mining rights	12,980	12,980	12,980
Purchases of supply materials and equipment	373,710	409,117	143,213
Railway transportation services	—	—	248,876
Repair and maintenance services	225,408	239,297	207,550
Social welfare and support services	188,825	186,657	150,860
Technical support and training	15,130	15,130	15,130
Road transportation services	17,216	33,208	6,302
Construction services	507,824	—	—

During the periods, the Group had the following significant transactions with a related party, certain management members of which are also management members of the Group:

	Year ended December 31,
	2003	2002	2001
	RMB’000	RMB’000	RMB’000
Sales of coal by the Group	77,155	37,693	35,440
Transportation services provided to the Group	74,783	—	—

37.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

Certain expenditure for social welfare and support services (excluding medical and child care expenses) of RMB63,530,000, RMB66,500,000 and RMB56,220,000 for each of the three years ended December 31, 2003, 2002 and 2001, respectively, and for technical support and training of RMB15,130,000 for each of the three years ended December 31, 2003, 2002 and 2001, have been charged by the Parent Company at a negotiated amount per annum, subject to changes every year.

The above transactions were charged either at market prices or based on terms agreed by both parties.

On January 1, 2001, the Company acquired Jining III from the Parent Company (see note 1).

On January 1, 2002, the Company acquired the Railway Assets from the Parent Company (see note 1).

In addition to the above, the Company participates in a multi-employer scheme of the Parent Company in respect of retirement benefits (see notes 7 and 39).

38.	COMMITMENTS

	At December 31,
	2003	2002
	RMB’000	RMB’000
Capital expenditure contracted for but not provided in the financial statements in respect of:
- acquisition of property, plant and equipment	163,342	257,382
- acquisition of an equity investment	30,137	30,137

	193,479	287,519

39.	RETIREMENT BENEFITS

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

39.	RETIREMENT BENEFITS - continued

The Company’s subsidiaries are participants in a state-managed retirement scheme pursuant to which the subsidiaries pay a fixed percentage of its qualifying staff’s wages as a contribution to the scheme. The subsidiaries’ financial obligations under this scheme are limited to the payment of the employer’s contribution. During the year, contributions payable by the subsidiaries pursuant to this arrangement were insignificant to the Group.

During the year and at the balance sheet date, there were no forfeited contributions which arose upon employees leaving the above schemes available to reduce the contributions payable in future years.

40.	HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the three years ended December 31, 2003, 2002 and 2001. Such expenses, amounting to RMB37,200,000, RMB37,200,000 and RMB30,970,000 for each of the three years ended December 31, 2003, 2002 and 2001, respectively, have been included as part of the social welfare and support services expenses summarized in note 37.

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

41.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of bills and accounts receivable, investments in securities, bills and accounts payable and amounts due to the Parent Company and/or its subsidiary companies of the Group approximate their fair values because of the short maturity of these amounts or because they are stated at present value discounted using market rates. In addition, the carrying amount of bank borrowings approximate their fair value as the interest rates approximate the market rate.

42.	CONCENTRATION OF CREDIT RISK

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

As the Group does not currently have direct export rights, all of its export sales must be made through National Coal Corporation, Shanxi Coal Corporation or Minmetals Trading. The quality, prices and final customer destination of the Group’s export sales are determined by the Group, National Coal Corporation, Shanxi Coal Corporation or Minmetals Trading. The Group intends to apply for direct export rights although there can be no assurance that such rights will be obtained on a timely basis.

For the years ended December 31, 2003, 2002 and 2001, net sales to the Group’s five largest domestic customers accounted for approximately, 18.5%, 21.2% and 23.0%, respectively, of the Group’s total net sales. Net sales to the Group’s largest domestic customer, the Shandong Power and Fuel Company, accounted for 11.3%, 13.3% and 15.7% of the Group’s net sales for the years ended December 31, 2003, 2002 and 2001, respectively. The Shandong Power and Fuel Company purchases coal on behalf of several power plants in Shandong Province, the largest of which, the Zouxian Electric Power Plant, alone accounted for 9.6%, 12.6 % and 14.9% of the Group’s net sales for the years ended December 31, 2003, 2002 and 2001, respectively.

Details of the amounts receivable from the five customers with the largest receivable balances at December 31, 2003 and 2002 are as follows:

	Percentage of accounts receivable
	At December 31,
	2003	2002
Five largest receivable balances	46%	52%

43.	POST BALANCE SHEET EVENT

Under the relevant regulations and policies, the VAT charge is made at 13% on the export sales of coal products of the Group and is currently set off with the VAT refund at the same rate. Starting from January 1, 2004, the VAT refund rate has been revised to 11% by the relevant authorities.

44.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND PRC GAAP

The consolidated financial statements prepared under IFRS and those prepared under PRC GAAP have the following major differences:

(i)	adjustment of future development fund (see note 32), which is charged to income before income taxes under PRC GAAP, to shareholders’ equity:

(ii)	elimination of the revaluation surplus on low-priced consumables recognized on the establishment of the Company in 1997 and subsequently amortized to the statement of income under PRC GAAP;

(iii)	recognition of a deferred tax asset under IFRS for the tax consequence of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities;

(iv)	negative goodwill arising under IFRS for the acquisition of Jining III is recognized as income in the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets. No negative goodwill is recognized under PRC GAAP; and

(v)	the installments payable to the Parent Company for the acquisition of Jining III have been stated at present value discounted using market rates under IFRS while under PRC GAAP, the instalments payable are stated at gross amounts. Accordingly, deemed interest expense arises on the installments payable to the Parent Company under IFRS and no such interest expenses are recognized under PRC GAAP.

The following table summarizes the differences between IFRS and PRC GAAP:

	Net income for the year ended December 31,			Net assets as at December 31,
	2003	2002	2001	2003	2002
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
					(restated - see note below)
As per consolidated financial statements prepared under IFRS	1,386,686	1,221,999	970,945	11,083,239	9,995,033
Impact of IFRS adjustments in respect of:
- transfer to future development fund which is charged to income before income taxes under
PRC GAAP	(259,674)	(230,610)	(204,134)	—	—
- amortization of revaluation surplus on low-priced consumables recognized on the establishment of the Company under PRC GAAP	—	—	(3,672)	—	—
- deferred tax effect on temporary differences not recognized under PRC GAAP	(65)	(1,386)	(2,260)	(88,872)	(88,807)
- release of negative goodwill to income	(27,620)	(27,620)	(27,620)	(82,860)	(55,240)
- deemed interest expenses	5,261	39,956	59,595	104,812	99,551
- others	777	777	3,399	7,292	6,517

As per consolidated financial statements prepared under PRC GAAP
As restated	1,105,365	1,003,116	796,253	11,023,611	9,957,054

44.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND PRC GAAP - continued

Note:	Prior to January 1, 2003, dividends proposed by the directors after the balance sheet date and subject to approval in the annual general meeting are adjusted in the consolidated financial statements under PRC GAAP as at the balance sheet date. During the year, the Group has adopted a revised accounting policy issued by the Ministry of Finance, of which dividends proposed or declared after the balance sheet date are not recognized as a liability at the balance sheet date, but are disclosed as a separate component of equity under PRC GAAP. This change in accounting policy has been applied retrospectively, resulting in a prior period adjustment which increases the net assets of the Group at 1 January 2003 by RMB298,480,000 under PRC GAAP.

There are also differences in other items in the consolidated financial statements due to differences in classification between IFRS and PRC GAAP.

45.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP

The consolidated financial statements are prepared in accordance with IFRS, which differ in certain significant respects from US GAAP. The significant differences relate principally to the accounting for the acquisitions of Jining II, Jining III and Railway Assets, the cost bases of property, plant and equipment and land use rights and related adjustments to deferred taxation.

Under IFRS, the acquisitions of Jining II, Jining III and the Railway Assets have been accounted for using the purchase method which accounts for the assets and liabilities of Jining II, Jining III and the Railway Assets at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill and amortized over a period of ten to twenty years. Any excess of the fair value of the net assets acquired over the purchase consideration is recorded as negative goodwill, which is presented as a deduction from the assets of the Group in the consolidated balance sheet. The Group releases the negative goodwill to the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets.

Under US GAAP, as the Group, Jining II, Jining III and the Railway Assets are entities under the common control of the Parent Company, the assets and liabilities of Jining II, Jining III and the Railway Assets are required to be included in the consolidated balance sheet of the Group at historical cost. The difference between the historical cost of the assets and liabilities of Jining II, Jining III and the Railway Assets acquired and the purchase price paid is recorded as an adjustment to shareholders’ equity.

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

45.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP - continued

Under IFRS, property, plant and equipment and land use rights have been stated based on their respective fair values at the date of acquisition even for cases involving transaction between entities under common control. The fair value amount becomes the new cost basis of the assets of the Company formed from the reorganization and depreciation is based on such new basis. Under US GAAP, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. Accordingly, property, plant and equipment and land use rights are restated at the historical cost and no additional depreciation on the fair value amounts will be recognized under US GAAP. However, a deferred tax asset relating to the difference in cost bases between the fair value at the date of acquisition and historical cost is required to be recognized under US GAAP and the tax bases of the assets are the fair value amount at the date of acquisition.

The adjustments necessary to restate net income and shareholders’ equity in accordance with US GAAP are shown in the tables set out below.

	Year ended December 31,
	2003		2002		2001
	RMB’000		RMB’000		RMB’000
Net income as reported under IFRS		1,386,686		1,221,999		970,945
US GAAP adjustments:
Additional depreciation charged on fair valued property, plant and equipment and land use rights		188,191		188,178		164,684
Additional deferred tax charge due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and land use rights and capitalization of mining rights		(64,289)		(64,284)		(56,532)
Amortization of negative goodwill on acquisition of Jining III		(27,620)		(27,620)		(27,620)
Amortization of mining rights of Jining III		6,624		6,624		6,624
Amortization of goodwill arising on acquisition of Jining II		777		777		777
Amortisation of goodwill arising on acquisition of the Railway Assets		8,880		—		—
Profit of Railway Assets included in the Group using the pooling of interest method		—		—		168,675

Net income under US GAAP		1,499,249		1,325,674		1,227,553

Earnings per share under US GAAP	RMB	0.52	RMB	0.46	RMB	0.44

Earnings per ADS under US GAAP	RMB	26.12	RMB	23.10	RMB	21.86

45.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP - continued

	At December 31,
	2003	2002
	RMB’000	RMB’000
Shareholders’ equity as reported under IFRS	11,083,239	9,995,033
US GAAP adjustments:
Difference in cost bases of property, plant and equipment and land use rights	(2,561,032)	(2,561,032)
Additional depreciation charged on fair valued property, plant and equipment and land use rights	1,125,520	937,329
Additional deferred tax asset due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and land use rights	473,719	535,822
Goodwill arising on acquisition of Jining II	(10,883)	(11,660)
Negative goodwill arising on acquisition of Jining III, net	55,241	82,861
Mining rights of Jining III	(112,607)	(119,231)
Additional deferred tax asset due to a higher tax base resulting from capitalization of mining rights	37,160	39,346
Goodwill arising on acquisition of Railway Assets	(71,120)	(40,000)

Shareholders’ equity under US GAAP	10,019,237	8,858,468

A reconciliation of certain significant financial statement line items to the approximate amounts determined under US GAAP is as follows:

	At December 31,
	2003	2002
	RMB’000	RMB’000
Total current assets
As reported under IFRS	4,417,218	3,820,163
US GAAP adjustments:
Reclassification of deferred tax assets as current assets	88,872	88,807

As adjusted under US GAAP	4,506,090	3,908,970

Mining rights
As reported under IFRS	112,607	119,231
US GAAP adjustment:
Mining rights of Jining III	(112,607)	(119,231)

As adjusted under US GAAP	—	—

45.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP - continued

	At December 31,
	2003	2002
	RMB’000	RMB’000
Land use rights
As reported under IFRS	604,912	618,206
US GAAP adjustments:
Difference in cost bases of land use rights	(550,634)	(550,634)
Additional depreciation charged on land use rights	42,235	31,222

As adjusted under US GAAP	96,513	98,794

Property, plant and equipment
As reported under IFRS	8,616,373	8,276,941
US GAAP adjustments:
Difference in cost bases of property, plant and equipment	(2,010,398)	(2,010,398)
Additional depreciation charged on property, plant and equipment	1,083,285	906,107

As adjusted under US GAAP	7,689,260	7,172,650

Goodwill
As reported under IFRS	93,165	51,660
US GAAP adjustments:
Goodwill arising on contingent payment for acquisition of Railway Assets, net	(71,120)	(40,000)
Goodwill arising on acquisition of Jining II, net	(10,883)	(11,660)

As adjusted under US GAAP	11,162	—

45.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP - continued

	At December 31,
	2003	2002
	RMB’000	RMB’000
Negative goodwill
As reported under IFRS	(55,241)	(82,861)
US GAAP adjustment:
Negative goodwill arising on acquisition of Jining III, net	55,241	82,861

As adjusted under US GAAP	—	—

Deferred tax assets
As reported under IFRS	88,872	88,807
US GAAP adjustments:
Additional deferred tax asset attributable to differences in cost bases of property, plant and equipment	305,947	364,416
Additional deferred tax asset attributable to differences in cost bases of land use rights	167,772	171,406
Additional deferred tax asset attributable to capitalization of mining rights	37,160	39,346

As adjusted under US GAAP	599,751	663,975

Analyzed as:
Current	88,872	88,807
Non-current	510,879	575,168

	599,751	663,975

45.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP - continued

	Year ended December 31,
	2003	2002	2001
	RMB’000	RMB’000	RMB’000
Cost of sales and service provided
As reported under IFRS	3,755,023	3,362,901	2,812,583
US GAAP adjustments:
Additional depreciation charged on property, plant and equipment	(163,459)	(163,934)	(158,524)
Amortization of mining rights of Jining III	(6,624)	(6,624)	(6,624)
Cost of service provided of Railway Assets included in the Group using the pooling of interest method	—	—	137,715

As adjusted under US GAAP	3,584,940	3,192,343	2,785,150

Selling, general and administrative expenses
As reported under IFRS	1,264,858	1,231,059	759,631
US GAAP adjustments:
Additional depreciation charged on:
- property, plant and equipment	(13,719)	(13,231)	(216)
- land use rights	(11,013)	(11,013)	(5,944)
Amortization of goodwill arising on acquisition of Railway Assets	(8,880)	—	—
Amortization of goodwill arising on acquisition of Jining II	(777)	(777)	(777)
Expenses of Railway Assets included in the Group using the pooling of interest method	—	—	39,209
Reclassification of doubtful debt allowance written back	—	—	(29,180)

As adjusted under US GAAP	1,230,469	1,206,038	762,723

45.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP - continued

	Year ended December 31,
	2003	2002	2001
	RMB’000	RMB’000	RMB’000
Other Operating income
As reported under IFRS	105,845	103,729	117,896
US GAAP adjustments:
Amortization of negative goodwill on acquisition of Jining III	(27,620)	(27,620)	(27,620)
Reclassification of interest income from bank deposits and investments in securities to other income	(17,814)	(30,218)	(39,863)
Other operating income of Railway Assets included in the Group using the pooling of interest method	—	—	128
Reclassification of doubtful debt allowance written back	—	—	(29,180)

As adjusted under US GAAP	60,411	45,891	21,361

Other income
As reported under IFRS	—	—	—
US GAAP adjustments:
Reclassification of interest income from bank deposits and investments in securities to other income	17,814	30,218	39,863

As adjusted under US GAAP	17,814	30,218	39,863

Income taxes
As reported under IFRS	587,710	523,148	389,228
US GAAP adjustments:
Additional deferred tax charges attributable to differences in cost bases of property, plant and equipment and land use rights	62,103	62,098	54,346
Additional deferred tax charges attributable to capitalization of mining rights	2,186	2,186	2,186
Income taxes of Railway Assets included in the Group using the pooling of interest method	—	—	83,079

As adjusted under US GAAP	651,999	587,432	528,839

45.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP - continued

The following US GAAP condensed consolidated balance sheets and statements of income have been derived from the financial statements prepared in accordance with IFRS and reflect the adjustments and reclassifications presented above to conform to US GAAP.

CONSOLIDATED BALANCE SHEET

	At December 31,
	2003	2002
	RMB’000	RMB’000
Assets
Current assets
Deferred tax asset	88,872	88,807
Other current assets	4,417,218	3,820,163

	4,506,090	3,908,970
Land use rights	96,513	98,794
Property, plant and equipment	7,689,260	7,172,650
Goodwill	11,162	—
Deferred tax assets	510,879	575,168
Other non-current assets	31,898	31,898

	12,845,802	11,787,480

Liabilities and shareholders’ equity
Current liabilities	2,371,966	1,662,734
Non-current liabilities	450,859	1,261,341
Shareholders’ equity	10,019,237	8,858,468
Minority interest	3,740	4,937

	12,845,802	11,787,480

CONSOLIDATED STATEMENT OF INCOME

	Year ended December 31,
	2003	2002	2001
	RMB’000	RMB’000	RMB’000
Gross sales of coal	8,386,629	7,772,315	6,369,649
Transportation costs of coal	(1,592,294)	(1,558,414)	(1,244,763)

Net sales of coal	6,794,335	6,213,901	5,124,886
Railway transportation service income	154,585	142,471	179,674
Cost of sales and service provided	(3,584,940)	(3,192,343)	(2,785,150)
Selling, general and administrative expenses	(1,230,469)	(1,206,038)	(762,723)
Other operating income	60,411	45,891	21,361
Interest expenses	(59,966)	(117,929)	(61,519)
Other income	17,814	30,218	39,863

Income before income taxes	2,151,770	1,916,171	1,756,392
Income taxes	(651,999)	(587,432)	(528,839)

Income before minority interest	1,499,771	1,328,739	1,227,553
Minority interest	(522)	(3,065)	—

Net income	1,499,249	1,325,674	1,227,553

45.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP - continued

Details of effect of recent accounting pronouncements in the US GAAP are as follows:

In August 2001, the Financial Accounting Standard Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations” which is effective for financial statements issued for fiscal years beginning after June 15, 2002. This statement addresses the diverse accounting practices for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Group adopted SFAS No. 143 on January 1, 2003 and it did not have a material effect in the Group’s financial statements.

In November 2002, the FASB issued Interpretation (“FIN”) No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods after December 15, 2002. The Group had no guarantees as of December 31, 2003 and 2002. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The Group adopted FIN No. 45 during the year ended December 31, 2003 and it did not have a material effect on the Group’s financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and provides guidance on the identification of entities for which control is achieved through means other than voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. FIN 46 was applicable for periods ending December 15, 2003. In December 2003 the FASB issued FIN 46R which defers the implementation date to the end of the first reporting period after March 15, 2004 unless the Company has a special purpose entity in which case the provisions must be applied for fiscal years ending December 31, 2003. The Company does not have a special purpose entity therefore they will adopt the provisions in December 2004.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities.” The statement amends and clarifies accounting for derivative instruments, including certain derivatives instruments embedded in other contracts and for hedging activities under SFAS No. 133. This Statement is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Group’s financial position, cash flow or results of operations.

45.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP - continued

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. The statement establishes standards for how an issuer classifies and measures certain financial instruments. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The statement requires that certain financial instruments that, under previous guidance, could be accounted for as equity be classified as liabilities, or assets in some circumstances. This statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The statement also requires disclosures about alternative ways of settling the instruments and the capital structure of entities whose shares are mandatory redeemable. The adoption of SFAS No. 150 did not have a material impact on the Group’s financial position, cash flow or results of operations.