Form 20-F
period 2004-12-31
YANZHOU COAL MINING CO LTD
filed 2005-06-30
CIK 1048098

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended DECEMBER 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-14714

(Exact name of Registrant as specified in its charter)

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

People’s Republic of China

(Jurisdiction of incorporation or organization)

298 South Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares	New York Stock Exchange

H Shares, par value RMB1.00 each*	The Stock Exchange of Hong Kong Limited

*	Not for trading in the United States, but only in connection with the listing of the American Depositary Shares.

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

1,224,000,000 H Shares, par value RMB1.00 per share

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

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties, which could cause actual results to differ materially from our expectations. These risks are more fully described in the section entitled “Item 3. Key Information - Risk Factors.”

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

Our audited financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), which differ in certain material respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Note 44 to our audited financial statements provides a reconciliation of our financial statements to U.S. GAAP in accordance with Item 18 of Form 20-F.

References to the “Financial Statements” herein refer to the Financial Statements in Item 18 of this Form 20-F annual report.

EXCHANGE RATES

Unless otherwise specified, references in this Form 20-F to “U.S. dollars” or “U.S.$” are to United States dollars, references to “HK dollars” or “HK$” are to Hong Kong dollars and references to “Renminbi” or “RMB” are to Renminbi yuan.

Solely for the convenience of the reader, certain items in this Form 20-F contain translations of Renminbi amounts into U.S. dollars. All such Renminbi translations of amounts from Renminbi to U.S. dollars have been made, except as otherwise noted, at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2004 of U.S.$1.00 = RMB8.2765. No representation is made that the Renminbi amounts could have been or could be converted into U.S. dollars at that rate or at any other rate.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Historical Financial Information

The following tables present our consolidated summary income statement data, balance sheet data and cash flow data for the years ended December 31, 2001, 2002, 2003 and 2004, and the summary income statement data, balance sheet data and cash flow data for the year ended December 31, 2000, on a non-consolidated basis. The summary balance sheet data as of December 31, 2003 and 2004 and income statement and cash flow data for the years ended December 31, 2002, 2003 and 2004 have been derived from, and should be read in conjunction with, the audited financial statements included elsewhere in this report. The summary balance sheet data as of December 31, 2000, 2001 and 2002 and income statement and cash flow data for the years ended December 31, 2000 and 2001 have been derived from our audited financial statements as of and for such dates and are not included in this annual report. Unless otherwise indicated, the financial statements are prepared and presented in accordance with International Financial Reporting Standards, also known as “IFRS”. For a reconciliation of our net income and owner’s equity to generally accepted accounting principles in the United States, also known as “U.S. GAAP” see Note 44 to the Financial Statements.

	As of and For the Year Ended December 31,
	2000	2001	2002	2003	2004	2004
	RMB	RMB	RMB	RMB	RMB	U.S.$
	(Amounts in millions except numbers of Shares and ADSs, and per Share, per ADS and operating data)
INCOME STATEMENT DATA
IFRS
Net Revenue
Net sales of coal
Domestic	2,090.7	2,599.8	3,414.0	4,337.1	7,407.0	894.9
Export(2)	1,509.0	2,276.2	2,799.9	2,457.2	2,947.3	356.1
Railway transportation service income	—	—	142.5	154.6	220.8	26.7
Total net revenue	3,599.7	4,876.0	6,356.4	6,948.9	10,575.1	1,277.7
Gross profit	1,616.2	2,063.4	2,993.5	3,193.9	6,023.4	727.8
Operating income	1,040.7	1,421.7	1,866.1	2,034.9	4,709.3	569.2
Income from continuing operation	1,040.7	1,421.7	1,866.1	2,034.9	4,709.3	569.2
Interest expenses	(5.0)	(61.5)	(117.9)	(60.0)	(35.9)	(4.3)
Income before income taxes	1,035.7	1,360.2	1,748.2	1,974.9	4,673.3	564.6
Net income	748.4	970.9	1,222.0	1,386.7	3,154.3	381.1
Net income per Share	0.29	0.35	0.43	0.48	1.06	0.13
Net income per ADS	14.39	17.29	21.29	24.16	53.20	6.43
Operating income per Share	0.40	0.51	0.65	0.71	1.59	0.19
Income from continuing operation per ADS	20.01	25.32	32.51	35.45	79.42	9.60

U.S. GAAP
Net income(3)	918.6	1,227.6	1,325.7	1,499.2	3,272.5	395.4
Net income per Share	0.35	0.44	0.46	0.52	1.10	0.13
Net income per ADS	17.66	21.86	23.1	26.12	55.19	6.67

CASH FLOW DATA
IFRS
Net cash provided by operating activities	1,023.2	1,610.2	2,239.7	2,701.2	4,418.4	533.9
Depreciation	514.2	819.6	851.1	933.8	971.9	117.4

Net cash used in investing activities	(464.7)	(1,948.2)	(2,165.5)	(1,310.3)	(2,300.8)	(278.0)
Net cash (used in) provided by financing activities	(231.4)	618.0	345.2	(911.4)	1,075.4	129.9

OTHER FINANCIAL DATA
Operating income	1,040.7	1,421.7	1,866.1	2,034.9	4,709.3	569.0
Less: Interest income	(26.0)	(39.9)	(30.2)	(17.8)	(92.7)	(11.2)
Add: Depreciation and amortisation	515.0	827.0	858.5	950.5	994.3	120.1
EBITDA(4)	1,529.7	2,208.8	2,694.4	2,967.6	5,610.9	677.9
EBITDA margin(5)	42.5%	45.3%	42.4%	42.7%	53.1%	53.1%

OPERATING DATA
Raw coal production (’000 tonnes)	27,456	34,018	38,435	43,279	39,146	N/A
Net sales (’000 tonnes)
Domestic	16,430	18,369	20,582	25,776	27,988	N/A
Export	10,085	12,666	14,466	13,632	10,016	N/A
Total	26,515	31,035	35,048	39,408	38,004	N/A

BALANCE SHEET DATA
IFRS
Net current assets	1,270.7	1,166.2	2,157.4	2,045.2	5,761.3	696.1
Property, plant and equipment and land use right, net	5,500.5	7,851.8	8,895.1	9,221.3	9,128.9	1,103.0
Total assets	8,103.7	11,182.6	12,924.0	13,909.9	18,336.7	2,215.5
Total long-term borrowings	—	72.5	1,261.3	650.9	441.1	53.5
Owners’ equity	6,869.6	9,060.0	9,995.0	11,083.2	15,523.8	1,875.6

U.S. GAAP
Property, plant and equipment and land use right, net	6,564.0	7,176.7	7,271.4	7,785.8	7,880.8	952.2
Total assets	9,604.6	11,071.0	11,787.5	12,845.8	17,327.8	2,093.6
Owners’ equity	8,349.6	7,668.9	8,858.5	10,019.2	14,537.9	1,756.5

Number of Shares
Domestic Shares	1,750.0	1,850.0	1,850.0	1,850.0	1,850.0	N/A
H Shares (including H Shares represented by ADS)	850.0	1,020.0	1,020.0	1,020.0	1,224.0	N/A
ADS	17.0	20.4	20.4	20.4	24.5	N/A
Dividend per
Domestic Share/H Share(6)	0.089	0.082	0.100	0.104	0.153	0.02
ADS(7)	4.45	4.10	5.00	5.20	7.65	1.0

(1)	The above financial highlights as of and for the year 2004 represent the data resulting from the consolidation of the financial statements of Shandong Yanmei Shipping Co. Ltd. (“Yanmei Shipping”), Yanzhou Coal Yulin Power Chemical Co. Limited, Yancoal Australia Pty Limited and Austar Coal Mine Pty Limited. The gross profit, taxes and surcharges resulting from the principal businesses of Yanmei Shipping are calculated as the transportation cost of coal of us. As the sales income, operation results, and assets of Yanmei Shipping have only limited impact on us, they are not separately set out and analyzed in this report. Yanzhou Coal Yulin Power Chemical Co., Limited, Yancoal Australia Pty Limited and Austar Coal Mine Pty Limited are currently in the preparation stage or in the construction stage and have limited impact on our financial results, and hence are not separately set out and analyzed in this report.
(2)	Export sales constituted 41.9%, 46.7%, 44.0%, 35.4% and 27.9% of total net revenue in 2000, 2001, 2002, 2003 and 2004, respectively.
(3)	The net income for the years ended December 31, 2000 and 2001 under U.S. GAAP included the loss of Jining III acquired in 2001 using the pooling of interest method. The net income for the years ended December 31, 2000 and 2001 under U.S. GAAP included the profit of Railway Assets using the pooling of interest method.

Total assets value and owners’ equity under U.S. GAAP as at December 31, 2000, have not been restated to show the effects of the acquisition of Railway Assets accounted for as a pooling of interests (see Note 44 to the Financial Statements) as such information is not available without significant costs and effort.

(4)	EBITDA refers to earnings before interest income, interest expense, taxes, depreciation and amortization. EBITDA should not be construed as an alternative to operating income or any other measure of performance or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing and financing activities. The items of net income excluded from EBITDA are significant components in understanding and assessing our financial performance, and EBITDA does not take into account capital expenditures or changes in working capital, which could have a material impact on our operating cash flow. Our computation of EBITDA may not be comparable to other similarly titled measures of other companies. We have included the information concerning EBITDA because management believes it is a useful supplement to cash flow data as a measure of our performance.
(5)	EBITDA margin represents EBITDA as a percentage of our total net revenue.
(6)	The calculation of Dividend per Domestic Share/H Share is based on the dividend paid in the relevant year and total number of Domestic Shares and H Shares ranking for the dividend.
(7)	Dividend per ADS is calculated at 50 times Dividend per Domestic Share/H Share based on one ADS being equivalent to 50 H Shares.

Exchange Rate Information

The following table sets forth, for the periods indicated, the noon buying rates for U.S. dollars in New York for cable transfers payable in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York expressed in Renminbi per U.S. dollar:

	Noon Buying Rate
Period	Period End	Average(1)	High	Low
	(expressed in RMB per U.S.$)
1999	8.2795	8.2785	8.2880	8.2770
2000	8.2774	8.2784	8.2799	8.2768
2001	8.2766	8.2772	8.2786	8.2763
2002	8.2800	8.2770	8.2800	8.2699
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2773	8.2764
December	8.2765	8.2765	8.2767	8.2765
2005
January	8.2765	8.2765	8.2765	8.2765
February	8.2765	8.2765	8.2765	8.2765
March	8.2765	8.2765	8.2765	8.2765
April	8.2765	8.2765	8.2765	8.2765
May	8.2765	8.2765	8.2765	8.2765

Source:	The Noon Buying Rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

(1)	Determined by averaging the rates on the last business day of each month during the respective period, except for monthly averages, which are determined by averaging the rates on each business day of the month.

On June 24, 2005, the noon buying rate for Renminbi was U.S.$1.00 = RMB8.2765.

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

Prior to 2004, Shandong Power and Fuel Company was our largest domestic customer. For the years ended December 31, 2002 and 2003, our sales to Shandong Power and Fuel Company accounted for 13.3% and 11.3% of our total net sales in 2002 and 2003, respectively. The Shandong Power and Fuel Company had in the past purchased coal on behalf of several electric power plants in Shandong Province, including Zouxian Electric Power Plant. The Shandong Power and Fuel Company ceased to act as the central procurement center for coal on behalf of Zouxian Electric Power Plant and other electric power plants in Shandong Province after its restructuring at the end of 2003 and ceased to be our largest domestic customer.

For the year ended December 31, 2004, Huadian Power International Corporation Limited (“Huadian”) and Shandong Luneng Hengyuan Group Company (“Shandong Luneng”) replaced Shandong Power and Fuel Company and became our largest and second largest domestic customers. For the year ended December 31, 2004, we supplied a total of 4.9 million and 1.1 million tonnes, representing 9.2% and 2.0% of our total net sales in 2004, to our top two domestic customers. A substantial portion of Huadian and Shandong Luneng’s coal purchases were supplied to Zouxian Electric Power Plant. Our sales of coal to Zouxian Electric Power Plant accounted for 12.6%, 9.6% and 9.5% of our total net sales in 2002, 2003 and 2004, respectively.

The Zouxian Electric Power Plant’s total coal requirements were approximately 5.31 million tonnes in 2004. We estimated that we supplied approximately 85.0%, 77.0% and 92.3% of the Zouxian Electric Power Plant’s coal requirements in 2002, 2003 and 2004, respectively. We believe we are likely to remain the Zouxian Electric Power Plant’s principal coal supplier because (i) we are located within close proximity to the Zouxian Electric Power Plant, (ii) the Zouxian Electric Power Plant is unable to receive railway shipments of coal other than through our own railway network and (iii) the Zouxian Electric Power Plant’s boilers were designed to use our coal. However, our ability to conclude favorable terms of sale with the Zouxian Electric Power Plant may be substantially impaired by current restrictions on price increases for coal sold to the electric power industry. Given the large percentage of our revenues derived from the supply of coal to the Zouxian Electric Power Plant, any adverse developments at the Zouxian Electric Power Plant could have an adverse impact on our results of operations.

We do not have direct export rights.

Currently, we do not have direct export rights. As a result, all of our export sales must be made through intermediary export sales companies. We use export sales service provided by the following three companies: China National Coal Industry Import and Export Corporation, Minmetals Trading Co., Ltd. and Shanxi Coal Import and Export Group Corp. (collectively, the “Export Sales Companies”). The quantity, quality, prices and final customer destination of our export sales are determined by us, the Export Sales Companies and overseas coal purchasers. As a result, we do not directly control matters such as port storage, loading, unloading and shipping processes. Although we are in the process of applying to the PRC central government, with the assistance of the Shandong provincial government, for direct export rights, there can be no assurance that we can obtain such rights. In addition, as export sales represent a significant percentage of our total sales, any material changes in the international coal market could adversely affect our export sales and results of operations.

Our business relies on short-term sales contracts and letters of intent.

Consistent with PRC coal industry practice, a substantial portion of our sales are made pursuant to sales contracts and letters of intent signed during the annual national coal trading convention in accordance with the Guidance Allocation Plan of the PRC. Approximately 85.0%, 86.0% and 88.5% of our sales in 2002, 2003 and 2004, respectively, were derived from such sales contracts and letters of intent. These sales contracts and letters of intent generally specify the quantities and timing of purchases planned over a time period generally no longer than one year. Prices with respect to purchases made under the letters of intent are generally determined at the time of sale based on mutual agreement between us and the relevant customers. Such letters of intent may not be enforceable due to their omission of certain material terms.

In the past, we and our customers have completed the majority of the transactions contemplated under such letters of intent. However, a sudden and significant increase in the proportion of unrealized sales could have a material adverse impact on our results of operations. Furthermore, as the price of coal sold pursuant to such letters of intent is generally determined at the time of sale, any significant downturn in the market price of coal could have an immediate and adverse impact on our results of operations.

Our results of operations are vulnerable to volatility in prices for coal.

Coal prices are subject to cyclical fluctuations from time to time due to imbalances between demand and supply. Fluctuations in prices directly affect our operating and financial performance. We have experienced substantial price fluctuations in the past and believe that such fluctuations will continue. The average selling price of our coal products per tonne was RMB177.3 in 2002, RMB172.4 in 2003, and RMB272.3 in 2004. The primary factor affecting domestic and international coal prices and coal consumption patterns is the overall supply and demand of coal. The demand for coal is primarily affected by the overall economic development and the demand for coal from the electricity generation, steel and construction industries. The supply of coal on the other hand, is primarily affected by the geographical location of the coal supplies, the volume of coal produced by the domestic and international coal suppliers, and the quality and price of competing sources of coal. Alternative fuels such as natural gas, oil and nuclear power, alternative energy sources such as hydroelectric power, and international shipping costs also have effects on the market demand for coal. Any reduction in the demand for our coal by the foreign or domestic electricity generation or steel industries may cause a decline in profitability. Likewise, any significant decline in domestic or export coal prices could materially and adversely affect our result of operations.

Our product delivery relies on the PRC’s railway transportation system.

Approximately 64.7%, 60.1% and 60.0% of our total net sales in 2002, 2003 and 2004, respectively, were derived from sales of coal transported by the PRC’s national railway system (excluding coal sold to the Zouxian Electric Power Plant, which were transported entirely by and within our own railway network). The PRC railway system cannot fully satisfy PRC coal transportation requirements, and discrepancies between capacity and demand for transportation exist in certain areas of the PRC. Currently, our domestic customers are mainly located in Eastern China, where the railway system is relatively advanced. While we have in the past generally been allocated sufficient railway capacity and acquired sufficient rail cars to transport our coal, we have at times experienced delays in securing necessary capacity or rail cars. No assurance can be given that we will continue to be allocated adequate railway transport capacity or acquire adequate rail cars, or that we will not experience any material delay in transporting our coal as a result of insufficient railway transport capacity or rail cars.

The coal reserve data in this annual report are only estimates.

The coal reserve data provided by us are only estimates which may differ materially from the actual in-place proven and probable reserves. Our reserves estimates may change substantially if new information subsequently becomes available. There are inherent uncertainties in estimating reserves, including many factors, assumptions and variables involved in estimating reserves that are beyond our control. Our actual results of operations may differ materially from our long-term business and operational plans derived based on the estimated coal reserve data. We can not assure you that we will not adjust our coal reserve estimates in the future, and in such event, our results of operations may be materially and adversely affected.

Competition in the PRC and the international coal industry is increasing and our business and prospects will be adversely affected if we are not able to compete effectively.

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

Results of our operations depend on our ability to acquire or develop new coal mines or coal reserves.

Our recoverable coal reserves decline as we produce coal. As we can only increase our existing production capacity by a limited amount, the future increase in our coal production will depend on our acquisition of new coal reserves, development of new mines or the expansion of our existing coal mines. We acquired Jining III Coal Mine and Southland Colliery in 2001 and 2004, respectively. At present, we are in the process of acquiring Juye Coal Mine in the Shandong Province and developing other new mining project in Shaanxi Province. However, we can not give any assurance that we will be able to continue identifying suitable targets in the PRC or abroad for acquisition or acquire suitable targets on competitive terms. Nor can we assure you that we will be able to successfully develop new coal mines or expand our existing ones. In addition, we could encounter unforeseen problems due to our unfamiliarity with local laws and regulations, or suffer foreign exchange losses in connection with overseas investments. We cannot assure you that our overseas expansion or investments will be successful.

The acquisition and/or the development of new mines in the PRC requires approval of the PRC government. Delay or failure in securing the relevant PRC government approvals or permits as well as any adverse change in government policies may cause a significant adjustment to our development and acquisition plans, which may materially adversely affect our profitability and growth prospects.

We may suffer losses resulting from industry-related accidents and lack of insurance.

We operate coal mines and related facilities that may be affected by water, gas, fire or structural problems. As a result, we, like other coal mining companies, have experienced accidents that have caused property damage and personal injuries. Although we have implemented safety measures for our production facilities and provided on-the-job training for our employees, and, we have in accordance with relevant laws set aside approximately 1.8% of employees’ total remuneration for employees’ injury insurance, there can be no assurance that industry-related accidents will not occur in the future.

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

A consequence of the longwall mining methods used at our mines is land subsidence above underground mining sites. Depending on the circumstances, we may relocate inhabitants from the land above the underground mining sites prior to mining those sites or we may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined. We may also be required to make payments for restoration, rehabilitation or environmental protection of the land after the underground sites have been mined. An estimate of such costs is recognized in the period in which the obligation is identified and is charged as an expense in our income statement in proportion to the coal extracted. The payment for such costs is funded from working capital. The amount charged to income statements in 2004 amounted to RMB313.2 million. The accrual for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on the past occurrences of land subsidence. However, the accrual is only an estimate. The estimate of the costs for restoration, rehabilitation or environmental protection of the land may be subject to change in the future as the actual costs become apparent and standards established by the PRC Government change from time to time. Therefore, there can be no assurance that such estimates are accurate or that our restoration, rehabilitation and relocation costs will not substantially increase in the future or that the PRC Government will not impose new fees in respect of land subsidence. Any such substantial increases or new fees could have a material adverse effect on our results of operations.

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

New quotas for coal exports in the PRC may adversely affect the amount of our coal exports.

Export sales of coal accounted for 45.1%, 36.2% and 28.5% of our net coal sales in 2002, 2003 and 2004, respectively. Average selling prices for export coal sales are generally higher than average selling prices for domestic sales. In 2004, average selling prices for export sales were RMB294.3 per tonne, compared to average selling prices for domestic sales of RMB264.5 per tonne.

In January 2004, the PRC Government promulgated new regulations, entitled “Measures for the Administration of Quotas for Coal Export,” which take effect on July 1, 2004. Under the new regulations, the National Development and Reform Commission and the Ministry of Commerce will be responsible for determining the total volume of the PRC’s export quota of coal and allocating the quota among the authorized coal exporters. Under the regulations, the National Development and Reform Commission and the Ministry of Commerce are required to announce the total export quota available for each fiscal year by not later than October 31 of the prior year. After the total available export quota has been announced, the National Development and Reform Commission and the Ministry of Commerce will accept written applications from authorized coal exporters for allocation of specific export quotas for the following year.

The new regulations did not have a material adverse effect on our export sales in 2004 and 2005 as our export agents have consistently receive export quota sufficient to satisfy our export volume. However, we are unable to predict what impact, if any, they may have on the level of our export coal sales for 2006 and later years. Article 10 of the regulations provides that, in determining the allocation of specific quotas to authorized coal exporters, the National Development and Reform Commission and the Ministry of Commerce will refer to the exporters’ respective coal export performances in the previous year. Although our 2004 export sales have not been affected by the new regulations, if national coal exports are reduced, the level of our export sales in future periods could be affected, which in turn could adversely affect our results of operations.

Our Parent Company may have a significant influence on us.

Currently, the Parent Company owns 54.33% of our outstanding shares. Our Articles of Association provide that, in addition to any obligation imposed by law, a controlling shareholder shall not exercise its voting rights in a manner prejudicial to the interests of the shareholders generally, including voting with respect to certain enumerated matters of fundamental importance to shareholders.

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

•

Since 1979, many new laws and regulations covering general economic matters have been promulgated in the PRC. Despite this activity to develop the legal system, PRC’s system of laws is not yet complete. Even where adequate law exists, enforcement of existing laws or contracts based on existing law may be uncertain and sporadic, and it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction. The relative inexperience of PRC’s judiciary in many cases creates additional uncertainty as to the outcome of any litigation. In addition, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes.

Our coal operations are extensively regulated by the PRC Government and government regulations may limit our activities and adversely affect our business operations.

Our coal operations, like those of other PRC energy companies, are subject to extensive regulation established by the PRC Government. Central governmental authorities, such as the National Development and Reform Commission, the State Environmental Protection Administration, the Ministry of Land and Resources, the State Administration of Coal Mine Safety, the and the State Bureau of Taxation, and provincial and local authorities and agencies exercise extensive control over various aspects of China’s coal mining and transportation (including rail and sea transport). These controls affect the following material aspects of our operations:

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

In April 2001, we were approved by the Minister of Foreign Trade and Economic Cooperation to convert from a joint stock company with limited liability to a Sino-foreign joint stock company with limited liability under the Company Law and the Sino-Foreign Joint Venture Law of the PRC. Our H Shares accounted for 39.8% of our outstanding shares as of December 31, 2004.

Our contact information is:

• Business address:	298 South Fushan Road, Zoucheng, Shandong Province, PRC

• Telephone number:	(86) 537 538 2319

• Website:	http://www.yanzhoucoal.com.cn/mygsbak/index.asp

Our coal mines include Nantun Mine, Xinglongzhuang Mine, Baodian Mine, Dongtan Mine, Jining II Mine and Jining III Mine, which commenced production in 1973, 1981, 1986, 1989, 1997 and 2000, respectively. Pursuant to the Asset Sale Agreement of Southland Colliery (“Asset Sale Agreement”) entered into between us and the receivers and managers and the liquidators of Southland Coal Pty Limited in Australia, we acquired Southland Colliery in liquidation and completed the transfer on December 24, 2004. We subsequently renamed Southland Colliery as Austar Coal Mine.

As of December 31, 2004, our domestic six mines have a total in-place proven and probable reserve of approximately 2,004.3 million tonnes.

We are engaged in underground mining, preparation and sale of coal, and providing railway coal transportation services. We were one of the largest coal producers in Eastern China with raw coal production of approximately 39.2 million tonnes in 2004. We were also one of the largest suppliers of export coal in the PRC in terms of sales volume with approximately 10.0 million tonnes in export sales in 2004.

We have successfully developed a mechanized comprehensive caving method and have developed mining equipment suitable for medium to thick coal seam extraction. The patented mechanized comprehensive caving method is one of the most advanced mining technologies in the world. We continue to improve our proprietary caving method for internal use or license to third party mining companies.

The location of a coal mine affects its competitiveness due to the significant costs of coal transport. We believe that our mines are well-situated given the rapid economic growth of Eastern China, the insufficient supply of coal produced in this region and the substantial costs involved in transporting coal to Eastern China from major coal-producing provinces such as Shaanxi Province, Shanxi Province and Inner Mongolia Autonomous Region. In 2002, 2003 and 2004, 27.7%, 35.2% and 47.4%, respectively, of our total net sales were derived from sales to customers within Shandong Province. Our largest end-user, Huadian’s Zouxian Electric Power Plant, accounted for 12.6%, 9.6% and 9.5% of our total net sales in 2002, 2003 and 2004, respectively. Net sales to customers located in the rapidly growing Yangtze delta region, encompassing Shanghai Municipality, Jiangsu Province and Zhejiang Province, were 18.3%, 20.3% and 16.9% of our total net sales in 2002, 2003 and 2004, respectively. Exports, principally to Japan, accounted for 44.0%, 35.4% and 27.9% of our total net sales in 2002, 2003 and 2004, respectively. We did not record any sales from Austar Coal Mine for 2004.

The principal coal reserves in our mines consist of prime quality, low-sulphur coal, capable of yielding a product with an ash content as low as 6%. We sell thermal coal, which is suitable for large-scale electric power generation, as well as semi-soft coking coal, which is used in metallurgical production. Our primary customers include electric power plants and metallurgical mills located in Eastern China and the areas along the Beijing-Hangzhou Grand Canal, which are generally more economically developed than other areas of China, and foreign enterprises located in East Asia. Of our total net sales in 2002, 2003 and 2004, 24.0%, 20.5% and 20.1%, respectively, were sales to PRC electric utility customers, with the remainder representing sales principally to metallurgical companies, chemical manufacturing companies and fuel supply companies. Our major domestic customers include Huadian, Shandong Luneng, Shanghai Baosteel Group Corporation and Dongguan Shijie Fuel Company. Relationships between us and our key customers are stable.

In 2004, we generated total net sales, operating income and net income of RMB10,575.1 million, RMB4,709.3 million and RMB3,154.3 million, respectively.

Organizational Structure

In 2004, we had 11 functional departments, namely the Secretariat of the Board of Directors, Department of Coordination, Department of Human Resources, Department of Financial Planning, Department of Production Technology, Department of Safety Inspection, Electrical Engineering and Power Department, Ventilation and Dust Elimination Department, Geological Survey Department and Technical Center.

Capital Expenditures / Recent Developments

Our principal sources of cash have been cash from operations, the proceeds from issuance of new Shares and bank loans. Our principal capital expenditures have been for the acquisition of property, plant and equipment. During 2002, 2003 and 2004, our total capital expenditures were RMB2,107.2 million, RMB1,328.1 million and RMB1,057.5 million, respectively. For more information, please see “Item 5 - Operating and Financial Review and Prospects - B. Liquidity and Capital Resources.”

In an effort to expand the scale of our coal mine assets, we continue to explore opportunities to acquire new coal mines. We entered into the Asset Sale Agreement (filed with this Form 20-F as Exhibit 4.1) with the receivers and managers and the liquidators of Southland Coal Pty Limited in October 2004, pursuant to which we acquired the entire Southland colliery formerly owned by Southland Coal Pty Limited (“Southland Colliery”) in liquidation. The aggregate consideration for the acquisition is AUD32.0 million. As we acquired Southland Colliery from the liquidator of Southland Coal Pty Limited, the Asset Sale Agreement does not contain the customary indemnities, representations and warranties ordinarily contained in an asset purchase and sale agreement entered into with a solvent vendor. We completed the assets transfer on December 24, 2004. We subsequently renamed Southland Colliery as Austar Coal Mine.

Under the Asset Sale Agreement, the aggregate consideration consists of three parts. On December 24, 2004, we paid AUD20,000,000 to the vendor upon completion of the transfer. We are required to pay the Additional Payment in the amount of AUD4,000,000 to the vendor when the exploration license is granted to Austar Coal Mine Pty Limited over the Additional Tenement Area (“Additional Exploration License”). We are also required to pay a Royalty Payment of AUD2.00 per tonne for the first four million tonnes of saleable coal produced by us at the Austar Coal Mine.

We plan to commence the reconstruction, expansion of production capacity and technology upgrade at Austar Coal Mine in 2005 and resume the production of Austar Coal Mine in 2006. We plan to spend a total of approximately RMB112.0 million capital expenditures on Austar Coal Mine. For more details of Austar Coal Mine, see “- D. Property, Plants and Equipment - Austar Coal Mine.”

Establishment of Subsidiaries

During the reporting period, we established Yanzhou Coal Yulin Power Chemical Co., Ltd. (“Yanzhou Yulin Power Chemical”), a subsidiary in which we own 97% of shares, located in Yulin City, Shaanxi Province. Yanzhou Yulin Power Chemical is currently constructing chemical production facilities with annual production capacities of 600,000 tonnes of ethanol and 200,000 tonnes of acetic acid, and ancillary facilities. Through December 31, 2004, we have invested RMB776.0 million in Yanzhou Yulin Power Chemical.

During the reporting period, we established a wholly-owned subsidiary, Yancoal Australia Pty Limited, in Sydney, Australia for the purpose of holding our investments in Australia, particularly our interests at Austar Coal Mine. As of December 31, 2004, Yancoal Australia Pty Limited has injected share capital AUD30 million in Austar Coal Mine Pty Limited, which is responsible for the production and operation of Austar Coal Mine.

Our H Shares Placement

We entered into a Placing and Underwriting Agreement (filed with this Form 20-F as Exhibit 4.1) with BNP Paribas Peregrine Capital Limited on July 7, 2004, pursuant to which we placed 204,000,000 new H shares, par value RMB1.00 each, at a price of HK$8.30 per share (the “Placing”). The net proceeds of the Placing were HK$1,656.3 million (approximately RMB1,756.9 million). The new H Shares were placed to more than six independent professional and institutional investors located in Hong Kong, Europe and the United States. We used the net proceeds to invest in two new coal mine projects in Shandong Province and Shaanxi Province, and the methanol project in Shaanxi Province.

The Placing shares were listed on the Hong Kong Stock Exchange on July 15, 2004. Our total share capital increased to 3,074 million shares from 2,870 million shares, and the percentage of our listed share capital to our total share capital increased from 41.81% to 45.67%.

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

	Sulphur content	Ash Content	Calorific Value	Washed	Principal Application
	%	%	(megajoule/ kilogram)
No.1 Clean Coal	0.4	7-8 average 7.6	26-28 average 27.6	Yes	High-quality metallurgical production

No.2 Clean Coal	0.5	8-10 average 9.6	26-28 average 26.8	Yes	Metallurgical production; construction; production of liquidize coal

No.3 Clean Coal	0.6	9-16 average 13	24-26 average 25.3	Yes	Metallurgical production; electric power generation; coal chemical production

Lump Coal	0.6	12-14 average 13	25-26 average 25.5	Yes	Construction; power generation; coal for oven application

Screened Raw Coal	0.6	18-27 average 20.3	24-26 average 25.3	No	Power generation

Mixed Coal	0.6	22-30 average 29.3	18-22 average 20.1	Yes	Power generation

The following table sets out our principal coal products based on sales volume and net sales in the years ended December 31, 2002, 2003 and 2004.

	Year Ended December 31,
	2002		2003		2004
	Sales Volume	Net Sales	Sales Volume	Net Sales	Sales Volume	Net Sales
	(‘000 tonnes)	(RMB million)	(‘000 tonnes)	(RMB million)	(‘000 tonnes)	(RMB million)
No. 1 Clean Coal	422.5	100.1	513.8	128.2	631.3	220.5
No. 2 Clean Coal	6,086.4	1,245.9	6,729.2	1,287.6	6,329.2	2,013.5
No. 3 Clean Coal	12,369.0	2,300.1	11,952.7	2,126.3	11,861.9	3,484.0
Lump Coal	—	—	583.4	130.3	752.3	284.3
Screened Raw Coal	12,628.6	2,213.4	13,937.5	2,499.4	14,936.6	3,867.5
Mixed Coal and others	3,541.5	354.5	5,690.9	622.5	3,492.6	484.5

Total	35,048.0	6,214.0	39,407.5	6,794.3	38,003.9	10,354.3

Our coal production in 2004 was approximately 39.2 million tonnes, a decrease of 4.1 million tonnes or 9.5%, as compared with our production for the same period in 2003.

Railway Transportation Services

Our local railway transportation network (the “Railway Assets”) consists of a total of 184 kilometers of track connecting our coal mines with the national railway system, nearby distribution points and in some cases, directly with large customers’ facilities. Ownership of the railway network enables us to charge customers for transportation, and thereby achieve a return on our investment in the Railway Assets; to enhance cost controls by increasing coordination of coal production, transportation and sales; and to assume a greater degree of control over transportation of our coal, which is especially important during the peak seasons.

External sales of our railway transportation services represent the amount charged to customers for the transportation of coal purchased on an ex-mine basis, where the customer pays the cost of transportation. In addition, we offer railway transportation services to third parties, including the Parent Company. In 2004, we transported a total of 30.3 million tonnes of goods, representing an increase of 2.0 million tonnes, or 7.1%, as compared with that of 2003. External sales from our railway transportation service in 2004 was RMB220.8 million, representing an increase of RMB66.2 million, or 42.8%, as compared with that of 2003.

As of December 31, 2004, we have paid the Parent Company in full a total of RMB1,362.6 million (including total contingent consideration of RMB120.0 million, with RMB40.0 million incurred in 2002, 2003 and 2004, respectively) as total consideration for the acquisition of the Railway Assets.

Sales and Marketing

Consistent with PRC coal industry practice, a substantial portion of our sales is made pursuant to sales contracts and letters of intent signed during the annual national coal trading convention. These sales contracts and letters of intent generally specify the quantities and timing of purchases planned over a time period generally no longer than one year. Prices with respect to purchases made under the letters of intent are generally determined at the time of sale. The remaining portion of our sales are made to customers who have further demand.

We have a flexible credit policy for different categories of customers. Depending upon the customer, we may allow open accounts, or require acceptance bills, and delivery against cash. Generally, we extend credit (generally for periods not exceeding 180 days) to major customers with long-term relationships and require other customers to pay for their products before delivery.

Most of our domestic coal sales are made to electric power plants, metallurgical mills, chemical engineering companies, and fuel trading companies. Over the years, we have established long-term and stable relationships with many of these companies. In addition, we sell some of our coal to overseas customers. Our export sales are made through Export Sales Companies. According to the export sales agency contracts, we pay agency fees to the agents, who in turn enter into export sales contracts on our behalf with foreign customers. We are currently in the process of applying to the PRC central government, with the assistance of the Shandong provincial government, for direct export rights. If we are successful in securing direct export rights, we will be able to negotiate and reach agreements directly with foreign customers.

Effective from January 1, 2004, the VAT export refund for export sales of our coal products decreased to 11% from 13%. The VAT export refund further decreased to 8% effective from May 1, 2005. The decrease in VAT export refund for export coal sales will in turn increase the cost of our export sales.

Net coal sales represent the invoiced value of coal sold and is net of returns, discounts, sales taxes and transportation costs if the invoiced value includes transportation costs to the customers. Sales taxes consist primarily of a resource tax calculated at the rate of RMB2.40 per tonne of the imputed quantity of raw coal sold and are paid to the local tax bureau.

The following table sets out our net coal sales by our customers’ industries for the years ended December 31, 2002, 2003 and 2004:

	Year Ended December 31,
	2002		2003		2004
	Net Sales	% of Net Coal Sales	Net Sales	% of Net Coal Sales	Net Sales	% of Net Coal Sales
	(RMB million)		(RMB million)		(RMB million)
Domestic Sales
Electric power plant	1,522.9	24.5	1,421.4	20.9	2,121.5	20.5
Metallurgical mills	323.0	5.2	294.9	4.3	656.9	6.3
Construction material and chemical manufacturers	346.8	5.6	329.8	4.9	784.1	7.6
Fuel trading companies and others	1,221.3	19.7	2,291.0	33.7	3,844.5	37.1
Exports	2,799.9	45.0	2,457.2	36.2	2,947.3	28.5

Total	6,213.9	100.0	6,794.3	100.0	10,354.3	100.0

Our domestic coal sales are concentrated in Eastern China, particularly in Shandong Province. The following table sets out our net coal sales by geographic region for the years ended December 31, 2002, 2003 and 2004:

	Year Ended December 31,
	2002		2003		2004
	Net Sales	% of Net Coal Sales	Net Sales	% of Net Coal Sales	Net Sales	% of Net Coal Sales
	(RMB million)		(RMB million)		(RMB million)
Domestic Sales
Eastern China
Shandong Province	1,750.0	28.2	2,443.7	36.0	5,008.9	48.4
Jiangsu Province	353.8	5.7	546.6	8.0	738.1	7.1
Zhejiang Province	396.9	6.4	495.6	7.3	700.6	6.8
Shanghai	404.2	6.5	365.5	5.4	351.6	3.4
Other provinces in the region(1)	83.7	1.3	86.9	1.3	322.3	3.1
Subtotal	2,988.6	48.1	3,938.3	58.0	7,116.0	68.8
Southern China(1)	425.4	6.9	398.8	5.8	285.5	2.7
Exports	2,799.9	45.0	2,457.2	36.2	2,947.3	28.5

Total	6,213.9	100.0	6,794.3	100.0	10,354.3	100.0

(1)	Other provinces in Eastern China include Anhui Province, Fujian Province and Jiangxi Province whereas Southern China includes Guangdong Province, Hainan Province and Hunan Province.

The following table sets out our major domestic and overseas customers:

Domestic	Overseas+
Huadian Power International Corporation Ltd.	Nippon Steel Corp.

Shandong Luneng	Sumitomo Metallurgy, Inc.

Shanghai Baosteel Group Corporation	Idemitsu

Shandong Rizhao	JFE Steel Corporation

Dongguan Shijie Fuel Company	UBE Industries, Ltd.

+	Through Export Sales Companies

        For the year ended December 31, 2004, Huadian and Shandong Luneng were our largest and second largest domestic customers. For the year ended December 31, 2004, we supplied a total of 4.9 million and 1.1 million tonnes, representing 9.2% and 2.0% of our total net sales in 2004, to our top two domestic customers. Our sales of coal to Zouxian Electric Power Plant accounted for 12.6%, 9.6% and 9.5% of our total net sales in 2002, 2003 and 2004. The Zouxian Electric Power Plant’s total coal requirements were approximately 5.31 million tonnes in 2004. We estimated that we supplied approximately 85.0%, 77.0% and 92.3% of the Zouxian Electric Power Plant’s coal requirements in 2002, 2003 and 2004, respectively.

In 2002, 2003 and 2004, net sales to our five largest domestic customers accounted for 21.2%, 18.5% and 15.3%, respectively, of our total net sales.

We exported 14.5 million, 13.6 million and 10.0 million tonnes of coal in 2002, 2003 and 2004, respectively, accounting for approximately 16.9%, 14.5% and 11.6% of the PRC’s total coal export sales in the respective periods. Export sales primarily consist of sales of our No. 2 and No. 3 Clean Coal to Japan. Our net export sales in 2004 decreased from 35.4% of total net sales in 2003 to 27.9%. Most of our major overseas end-users are located in East Asian countries and regions, such as Japan and Korea, with Japan being the largest market. We have established close relationships with overseas customers, notwithstanding that all export sales were made through the Export Sales Companies.

Our sales and marketing department conducts routine customer visits and customer satisfaction surveys. In addition, we hire independent market consultants throughout the Eastern China and Southern China regions to collect market information. Information gathered from these sources, together with general market information from other sources, is included in our market data center.

Product Pricing

The prices for our products are generally based on market price or are determined on a contract basis. However, the price for certain thermal coal used for power generation is determined among coal suppliers and power plant buyers in accordance with the pricing guidance published by the PRC Government.

Currently, we make pricing decisions taking into account: (i) prices in the relevant local coal markets (inclusive of transportation costs); (ii) grade and quality of the coal; and (iii) relationships with customers. Most of the transportation costs for domestic sales of our products are borne by the customers. Our sales and marketing department has access to domestic and international market information through our data center, enabling us to closely monitor pricing developments in our principal markets. Although we do not have direct export rights, export prices are ultimately determined by us, our agents, and our customers through negotiation.

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

We also deliver our coal products through the national railway to Rizhao, Qingdao or Lianyungang ports from which we transship coal products to customers. Rizhao port is our main port for shipping.

We also use the Beijing-Hangzhou Grand Canal to ship coal on barges to customers located in the area serviced by the canal. In 2003, we funded the construction of the Jining Sihe Coal Port to develop the market near the Beijing – Hangzhou Grand Canal. Jining Sihe Coal Port came into operation in the first quarter of 2004.

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

After the raw coal is brought to the ground, it undergoes a simple selection process to separate coal from rocks and other impurities. A portion of such selected coal is directly sold to customers and the remainder is processed by our coal preparation plants for further purification and classification. Each of our six mines has a coal preparation plant. In general, the coal-washing processes conducted by our coal preparation plants comprise a water bed washing and separation process by jig machines, a sink-and-float separation process and a final floating separation process. With the exception of the equipment in the Xinglongzhuang coal preparation plant, most of the equipment used in our coal preparation plants is manufactured in the PRC. Most of the equipment used in our coal preparation plants is automated, which enables our personnel to exercise precise control over the ash content and grades of the coal. The aggregate recovery rate of our coal preparation plants was 89.9%, 88.5% and 77.9% in 2002, 2003 and 2004, respectively.

Materials, Water and Energy Supply

We purchase certain materials to conduct our coal mining and processing operations, consisting principally of: (i) steel for support of the work-faces and underground tunnels, and (ii) cement for the underground tunnels and ground structures. We source our steel principally from Shanghai Baosteel Group Corporation and Anhui Maanshan Iron & Steel Co. Ltd. We source our cement principally from the Parent Company pursuant to the Materials and Services Supply Agreement and the supplemental agreements thereto. There is no governmental regulation of the price of materials. The prices are set at market rate or through negotiations. We believe that we have established stable cooperative relationships with our suppliers, which enable us to obtain a reliable supply of most of the materials required in our production process. We believe that many alternative suppliers exist for most of the materials we purchase, and, therefore, we do not foresee any difficulty in obtaining an adequate supply of these materials.

In 2002, 2003 and 2004, 2.6%, 4.6% and 6.0%, respectively, of our total cost of sales were attributable to purchases from our largest supplier. In 2002, 2003 and 2004, 10.8%, 12.3% and 11.2% respectively, of our total cost of sales were attributable to purchases from our five largest suppliers.

We use electricity in our operations. Electricity prices in China are under governmental control. The total costs of electricity amounted to RMB281.5 million, RMB286.3 million and RMB305.1 million (inclusive of the electricity power used in the operation of our railway network) in 2002, 2003 and 2004, respectively. We have not experienced any material disruption in electricity supply in recent years.

The main source of our water is underground water. Each of our mines has obtained a license to use underground water. We have not experienced any material disruption in water supply in recent years.

Our costs for materials, water and electricity supplies amounted to a total of RMB1.4 billion in 2004, representing an increase of RMB215.7 million, or 18.2%, from RMB1.2 billion in 2003. Our costs for materials, water and electricity supplies in 2004 accounted for 30.8% of our total cost of sales, decreased from 31.5% in 2003. We expect that the cost of some key materials, including steel, will experience further increase in 2005.

Quality Control

Coal Production

We have implemented a quality assurance program pursuant to which we exercise strict quality control throughout the production and transportation processes. Utilizing advanced processing technology and management techniques, our coal preparation plants are able to separate both metal impurities, such as blasting caps, and non-metal impurities, such as scraps of wood and plastic, from the coal. Our sales and marketing department has a quality inspection division, which conducts random inspections of our coal and provides the information collected from the inspections to our production units and management to facilitate quality improvement.

Nantun, Xinglongzhuang, Baodian, Dongtan, Jining II, Jining III mines have obtained ISO 9002 quality recognition and ISO 14000 environmental management recognition.

Railway network

We endeavor to ensure that the quality of our railway network is consistent with the quality of our coal production. Our railway network has obtained ISO 9001 quality accreditation and ISO 14001 environmental management recognition.

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

As a result of our safety control program, we have been able to maintain a good safety record. The workers’ fatality rate for our mines was 0.023 fatalities per million tonnes of raw coal produced in 2003, and 0.072 fatalities per million tonnes of raw coal produced in 2004. These rates are substantially lower than the average rate for coal mines in the PRC.

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

Each of our mines has an underground water processing station. In the aggregate, we can process 18.7 million tonnes of underground water each year. Such underground water, after processing, is used for production, coal washing and landscape maintenance. We also have eight waste water treatment plants, which have an aggregate annual waste water treatment capacity of 30.4 million tonnes. The rocks produced during our production are mainly used for landfill and to produce construction materials.

In the years ended December 31, 2002, 2003 and 2004, we spent RMB4.8 million, RMB4.8 million and RMB3.8 million for environmental protection, respectively. These expenses consisted principally of capital expenditures, equipment operating expenses and discharge fees paid to the PRC Government.

Insurance

In accordance with what we believe is the customary practice for PRC coal mining entities, we do not currently maintain fire, casualty or other property insurance covering our properties, equipment or inventory other than with respect to vehicles. In addition, we do not maintain any business interruption insurance or any third party liability insurance to cover claims in respect of personal injury, property or environmental damage arising from accidents on our properties or relating to our operations, other than third party liability insurance with respect to vehicles. We do not maintain any insurance policy to cover our railway network or its operation. We have, in accordance with relevant laws, set aside approximately 1.8% of employees’ total remuneration for employees’ injury insurance. We currently maintain personal injury insurance for our employees.

Competition

Coal Production

We principally compete in two markets: the PRC domestic market and the East Asian export market. The PRC domestic coal market is characterized by a very large number of coal suppliers, with no individual dominant nationwide supplier. The five largest PRC coal producers, including us, accounted for only 15.9% of the country’s total 2004 production. The domestic coal market is segmented principally by: (i) location, given the significant costs associated with coal transport, and (ii) coal quality, which includes ash and sulphur levels, calorific value and degree of washing. We compete principally on the basis of price, coal quality, availability and costs of transportation, reliability of delivery and payment terms.

Our domestic competitors primarily include a number of coal mines located in Shanxi Province, Shaanxi Province and Inner Mongolia Autonomous Region. Certain of our competitors from these regions have substantial reserves and favorable geological conditions. However, these competitors encounter high transportation cost as they are farther away from the end customers located in Eastern China. In addition to coal mines located in Shanxi Province, Shaanxi Province and Inner Mongolia Autonomous Region, we also compete to a certain extent with local mines located in proximity to our customers.

The following table sets out selected major coal mines with significant sales in Eastern China, their 2004 production and principal seaports:

	Provinces	2004 Production(1)	Principal Seaport
		(’000 tonnes)
Shenhua Group	Shaanxi	119,936	Huanghua, Tianjin and Qinhuandao
Shanxi Coking Coal Group	Shanxi	54,961	Qinhuangdao
Datong Coalmine Group	Shanxi	53,581	Qinhuangdao
ChinaCoal	Shanxi, Jiangsu	42,504	Qinhuangdao and Lianyungang
Our company	Shandong	39,146	Rizhao

(l)	China Coal Industry Association

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

Railway Operation

Our railway network is connected to the major national railway system and to the Zouxian Electric Power Plant, our largest end-user customer, to provide railway transportation services for our internal use, the Parent Company and other customers. We do not encounter any material competition from other railway operators. However, we may compete with other surface transportation services.

Seasonality

Our business is not seasonal.

Regulatory Overview

Coal Law

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

Pricing

Currently, the price of certain thermal coal used for power generation is determined among coal suppliers and power plant buyers in accordance with the pricing guidance published by the PRC Government. The prices for all other coal products are subject to market forces.

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

Under the amended Foreign Trade Law and other relevant regulations, coal exports remain subject to State control and require governmental approval. Currently, there are only four authorised coal exporters, Shenhua Trading, China Coal Energy Group Company, China National Minerals Import & Export Company Limited and Shanxi Coal Import & Export Group Company.

In January 2004, the PRC Government promulgated new regulations, entitled “Measures for the Administration of Quotas for Coal Export,” which took effect on July 1, 2004. Under the regulations, the National Development and Reform Commission and the Ministry of Commerce are responsible for determining the annual total volume of the PRC’s export quota of coal and allocating the quota among the authorized coal exporters. In determining the total coal export quota, the National Development and Reform Commission and the Ministry of Commerce take into account the PRC’s economic security, the rational utilization of coal resources, the PRC Government’s economic policies and objectives and the demand and supply situation in the domestic and international coal markets.

Under the regulations, the National Development and Reform Commission and the Ministry of Commerce are required to announce the total export quota available for each fiscal year by not later than October 31 of the prior year. Each year’s quota expires on December 31. The regulations provide that, in determining the allocation of the quota to the authorized coal exporters, the National Development and Reform Commission and the Ministry of Commerce will refer to their coal export performance in the previous year.

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

The total national quota approved for 2004 and 2005 was 80 million and 80 million tonnes, respectively.

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

Remedial measures for violations of the Environmental Protection Law include a warning, payment of damages or imposition of a fine. Any entity undertaking a construction project that fails to install pollution prevention and control facilities in compliance with environmental standards for a construction project may be ordered to suspend production or operations and may be fined. Criminal liability may be imposed for a material violation of environmental laws and regulations that causes loss of property or personal injuries or death.

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

C. Organizational Structure

Our organizational structure can be understood by the diagram below:

D. Property, Plants and Equipment

Real Property and Leasehold Property

As of December 31, 2004, the net book value of our property, plant and equipment was RMB8,537.2 million. Our corporate headquarters and production and ancillary facilities in Shandong Province occupy an area of 683,478 square meters, of which 88,090 square meters are used as stations, offices, warehouses and other facilities for our railway services. The total gross floor area of our production and other facilities is 595,388 square meters. We have freely transferable land use rights for a term of 50 years commencing from the respective dates when we acquired such land use rights.

Coal Mines and Production Facilities

The six domestic coal mines currently operated by us are all located in the southwestern part of Shandong Province. All of these mines are connected by our railway network, which provides access to our customers either directly or through the PRC national railway or highway system. We completed the acquisition of assets of Austar Coal Mine on December 24, 2004.

The locations of our domestic six coal mines in Shandong Province and the connection of the railway system are shown on the map below:

SHANDONG PROVINCE
Jinan
The Company
Qingdao
Rizhao
N
0 1 2 3 4 5
Km.
To Jinan and Qingdao
Beijing-Shanghai Railway
Yanzhou
Yanzhou-Xinxiang Railway
Yanzhou-Shijiugang Railway
To Rizhao
XINGLONGZHUANG
DONGTAN
BAODIAN
Zoucheng
Jining City
JINING II
NANTUN
To Shanghai and Lianyungang
Zouxian Plant
JINING III
KEY
Jining Coalfield
Jining II
Jining III
Yanzhou Coalfield
Nantun
Baodian
Xinglongzhuang
Dongtan
Railway
Parent Company's Railway Network
City
Mine location
Mine boundary

The location of Austar Coal Mine is shown on the map below:

Our six domestic coal mines and our newly acquired Austar Coal Mine are all underground coal mines.

The following table sets out detailed information for each of our mines:

	Nantun	Xinglong- Zhuang	Baodian	Dongtan	Jining II		Jining III	Austar		Total
Background data:
Start of construction	1966	1975	1977	1979	1989		1993	1998		N/A
Start of commercial production	1973	1981	1986	1989	1997		2000	2000		N/A
Coalfield area (square kilometers)	35.2	59.81	36.4	60.0	87.1		105.1	63.0		446.6

Reserve data:
(millions tonnes as of December 31, 2004)
Total in-place proven and probable reserves(1)	136.63	363.89	316.29	495.00	434.00		258.50	N/A		2,004.31
Proven and probable reserves recoverable by longwall mining methods(2)	31.95	105.10	82.97	112.65	168.86		96.50	N/A		598.03
Depth of mine (meters underground)	397.0	429.2	474.7	710.0	593.0		556.0	N/A		N/A
Average thickness of main coal seam (meters)	8.60	8.29	8.88	8.41	6.78		7.00	N/A		N/A

Production data: (million tonnes)
Designed raw coal production capacity	2.4	3.0	3.0	4.0	4.0		5.0	2.0		23.4
Designed coal preparation input capacity	1.8	3.0	3.0	4.0	4.0		5.0	2.0		22.8
Raw coal production
1994	2.9	3.9	3.3	3.5	—		—	—		13.6
1995	3.6	3.8	3.6	3.8	0.2	(2)	—	—		15.0
1996	4.0	4.0	4.1	4.9	0.4	(2)	—	—		17.4
1997	3.9	4.1	4.0	4.9	0.8	(2)	—	—		17.7
1998	4.2	5.0	4.3	5.4	1.8		—	—		20.7
1999	4.0	6.1	4.7	6.1	3.2		—	—		24.1
2000	4.5	6.2	5.3	6.7	4.8		—	N/A		27.5
2001	4.9	6.6	6.2	7.1	4.1		5.1	N/A		34.0
2002	3.6	7.1	6.4	8.1	5.2		8.0	N/A		38.4
2003	4.7	7.0	7.3	8.2	6.0		10.1	N/A		43.3
2004	4.1	7.4	7.0	8.5	4.9		7.3	N/A	(3)	39.2
Cumulative raw coal production as of December 31, 2004	44.4	61.2	56.2	67.2	31.4		30.5	N/A		N/A

(1)	The reserve data (except for Austar Coal Mine) including (i) total in-place proven and probable reserves, (ii) proven and probable reserves recoverable by longwall mining methods, (iii) depth of mine and (iv) average thickness of main coal seam, is based on the relevant information from Report of independent mining consultants, after deduction of actual production volume and non-accessible reserves up to December 31, 2004. Non-accessible reserve is defined as the portion of identified resources estimated to be not accessible by application of one or more accessibility factors within an area. The report of the independent mining consultants for Nantun, Xinglong Zhuang, Baodian, Dongtan and Jining II was prepared by International Mining Consultants Limited Nottinghamshire, United Kingdom (“IMC”) on February 16, 1998, and the Report for Jining III was prepared by SRK Consulting in August 2000.
(2)	Produced during trial production period.
(3)	The mine was shut down in January 2004.

Nantun Mine. Nantun is located in the south of our coalfield. Nantun began its commercial production in 1973 with original designed annual output of 1.5 million tonnes of coal. In 1993, the designed annual output for Nantun was increased to 2.4 million tonnes after the completion of a renovation project. The main coal seam of Nantun is divided into two leaves. The thickness of the upper leaf averages 5.35 meters and the thickness of the lower leaf averages 3.21 meters. We generally use the longwall caving mining method to extract coal from the upper layer of the coal seam and use mechanized longwall faces to mine the lower layer of the coal seam. Currently, Nantun produces coal from a single face.

The Nantun coal preparation plant produces mainly No. 2 and No. 3 Clean Coal and employs only jig machines. Most equipment used in the Nantun coal preparation plant was manufactured in the PRC.

Xinglongzhuang Mine. Xinglongzhuang is located in the north of our coalfield. The main coal seam of Xinglongzhuang is concentrated in one leaf with an average thickness of 8.29 meters. We principally use the longwall caving mining method to mine Xinglongzhuang. Currently, Xinglongzhuang operates two longwall faces.

The Xinglongzhuang coal preparation plant produces mainly No. 1, No. 2 and No. 3 Clean Coal. The Xinglongzhuang coal preparation plant’s principal equipment, including the jig machines, sink-and-float separation machines and floating separation machines, was imported.

Baodian Mine. Baodian is located in the west central area of our coalfield. Certain sections of the main coal seam of Baodian are concentrated in one leaf, with an average thickness of 8.81 meters, and the remaining sections are divided into two leaves with average thickness of 5.74 meters for the upper leaf and 3.38 meters for the lower leaf. We generally use the longwall caving mining method to extract coal from the concentrated layer and the upper leaf of the divided sections of the main coal seam. Currently, Baodian operates two longwall faces.

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

Dongtan Mine. Dongtan is located in the east central area of our coalfield. Certain sections of the main coal seam of Dongtan are concentrated in one leaf, with an average thickness of 8.41 meters, and the remaining sections are divided into two leaves, with average thickness of 5.38 meters for the upper leaf and 3.22 meters for the lower leaf. We generally use the longwall caving mining method to extract coal from the concentrated leaf and the upper leaf of the divided sections of the main coal seam. Currently, Dongtan operates two longwall faces.

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

Austar Coal Mine. We entered into the Asset Sale Agreement with the receivers and managers and the liquidators of Southland Coal Pty Limited in October 2004, pursuant to which we acquired the entire Southland Colliery previously owned by Southland Coal Pty Limited in liquidation. We completed the assets transfer on December 24, 2004. We subsequently renamed Southland Colliery as Austar Coal Mine.

Austar Coal Mine is an underground longwall mine located in Hunter Valley, New South Wales, Australia. Austar Coal Mine was constructed in 1998 and it commenced commercial production in 2000. Austar Coal Mine covers an area of 63.0 square kilometers. Austar Coal Mine produces hard coking coal and semi-soft coking coal. Austar Coal Mine uses longwall mining technology.

Austar Coal Mine was formerly owned and operated by Southland Coal Pty Limited. In December 2003, an underground fire occurred at Austar Coal Mine. The mine was shut down in January 2004. In October 2004, we executed the Asset Sale Agreement (filed with this Form 20-F as Exhibit 4.2) to purchase all business assets including mining tenements, permits to operate and plant and equipment. We plan to commence the reconstruction, expansion of production capacity and technology upgrade at Austar Coal Mine in 2005 and resume production of Austar Coal Mine in 2006. We plan to spend a total of approximately AUD112.0 million capital expenditures on Austar Coal Mine. The designed coal production capacity of Austar Coal Mine after the reconstruction, expansion and technology upgrade is 2.0 million tonnes per year.

Railway Network

In 2002, we acquired our railway network from the Parent Company. Currently, the railway network consists of 17 locomotives, 363 railcars, and special purpose coal transportation railway tracks of approximately 184 kilometers in length, which link most of our coal mines and production units of the Parent Company and our largest end-customer, the Zouxian Electric Power Plant. As of December 31, 2004, our Railway Department employed approximately 3,374 employees. The railway network connects to two of the major national railways, namely, the Beijing-Shanghai Railway and Yanzhou-Shijiugang Railway.

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

Development of Juye Coalfield

The Parent Company invested RMB574.0 million in Yankuang Heze Power Chemical Company Limited (“Heze”), representing 95.67% of Heze’s total registered capital in October 2002. Heze is responsible for the exploitation and construction of Zhaolou Coal Mine in the Juye Coalfield. Juye Coalfield is located at the southwest corner of Shandong Province, in an adjacent area between Heze City and Jining City and approximately 100 kilometers away from the west end of our coalfields. The south-central part of the Juye coalfield is traversed by the Yanshi railway, which connects to the Beijing-Shanghai railway approximately 100 kilometers to the east, and to the Beijing-Kowloon railway approximately 30 kilometers to the west.

According to the agreement between the Parent Company and us on October 17, 1997, the Parent Company shall notify us if it intends to operate any coal mine by means of purchases and sales, mergers, acquisitions, development, construction or others if the operation will compete or is likely to compete with us.

Heze has completed substantially all of the construction work required for the Zhaolou Coal Mine. The Parent Company has obtained the rights necessary for the exploration of Zhaolou Coal Mine and Wanfu Coal Mine and is currently applying for the mining rights for Zhaolou Coal Mine. Our Board of Directors approved the acquisition of the Parent Company’s 95.67% interest in Heze for RMB584.0 million on June 28, 2005. As of the date of this annual report, we have paid RMB574.0 million as partial payment for the acquisition of the Parent Company’s equity interest in Heze.

Mining Rights

The Parent Company and we have entered into a mining rights agreement dated October 17, 1997 (the “Mining Rights Agreement”) pursuant to which we agreed to pay to the Parent Company an annual fee (the “Annual Fee”) of approximately RMB13.0 million as compensation for the Parent Company’s agreement to relinquish the mining rights associated with our mines (other than Jining III). The terms of the mining rights are 67 years for Baodian, 70 years for Dongtan, 45 years for Nantun, 80 years for Xinglongzhuang and 64 years for Jining II. All such terms commenced on October 14, 1997, the date on which the mining rights permits were issued. The Annual Fee is fixed for a period of 10 years (the “Initial Period”) commencing from 1997, after which the Annual Fee will be revised if new national legislation is passed in respect thereof. The Parent Company and we also entered into a compensation agreement dated October 17, 1997 (the “Compensation Agreement”) whereby the Parent Company has agreed to compensate us in respect of any amounts in excess of the Annual Fee which we may, following the Initial Period, be required to pay as a result of any such new national legislation. For payment information, see “Item 5. Operating and Financial Review and Prospects - F. Contractual Obligations”.

Jining III Mining Rights

Pursuant to the Jining III Acquisition Agreement dated August 4, 2000 between the Parent Company and us, we agreed to pay total consideration of RMB132.5 million for mining rights associated with Jining III in 10 equal installments of RMB13.3 million each year commencing from 2001.

Austar Coal Mine Mining Rights

Due to the change of ownership, we obtained a new exploration license for Austar Coal Mine issued by NSW Department of Primary Industries on April 5, 2005. In accordance with the Asset Sale Agreement, we are required to pay the vendor AUD4,000,000 upon the transfer of exploration license to Austar Coal Mine Pty Limited.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the information set forth in the Financial Statements. The differences between IFRS and U.S. GAAP that would have had an impact on our shareholders’ equity and net income as of December 31, 2002, 2003 and 2004 are set forth in Note 44 to the Financial Statements.

A. Operating Results

We are engaged in the underground mining of prime quality, low-sulphur coal from our mines for sale to electric power plants, metallurgical producers and other customers located principally in the economically developed eastern provinces in the PRC and for export to customers located in East Asia. Our raw coal production was 39.2 million tonnes in 2004, and our total coal sales volume was 38.0 million tonnes in 2004. Domestic coal sales accounted for 53.7%, 62.4% and 70.0% of our total net sales during 2002, 2003 and 2004, respectively, and export coal sales through export sales agent accounted for 44.0%, 35.4% and 27.9%, respectively, of our total net sales for such periods. We started to operate Yanmei Shipping in 2004.

In 2002 we acquired our local railway transportation network from the Parent Company, and began to provide rail transportation services both for our own coal sales and for the Parent Company, its subsidiaries and other third parties. In 2004, we transported a total of 30.3 million tonnes of goods, compared to 28.3 million tonnes in 2003.

Sales of the railway transportation services segment consist of internal sales, which are eliminated on consolidation, and external sales. For 2004, internal sales were RMB380.5 million, and external sales were RMB220.8 million. The internal sales represent amounts charged at the coal production segment for the cost of transporting coal sold, typically for sales on an FOB basis. These amounts are eliminated (both as revenues of the railway transportation services segment and as costs of the coal production segment) upon consolidation. External sales consist of two components, namely (i) amount charged to customers for the transportation of coal purchased on an ex-mine basis, where the customer pays the cost of transportation; and (ii) transportation services provided to third parties for the transport of goods via our railway network. External sales are recorded as our revenues for the period, and the costs of providing these services are recorded as our cost of transportation services. For a presentation of segment revenues, results, and inter-segment eliminations and segment balance sheet items, see Note 5 to the Financial Statements.

Pursuant to the Restructuring, we assumed certain assets and liabilities from the Predecessor, including Nantun, Xinglongzhuang, Baodian and Dongtan mines, as well as certain other facilities necessary for us to carry out our business. We acquired Jining II mine, Jining III mine and our railway network from the Parent Company in 1998, 2001 and 2002, respectively. On December 24, 2004, we completed the transfer of all assets of Southland Colliery, which we subsequently renamed as Austar Coal Mine.

Overview

In 2004, we produced 39.2 million tonnes of raw coal, representing a 9.5% decrease compared to 2003 and sold 38.0 million tonnes of coal, representing a 3.6% decrease compared to 2003, among which sales of export coal were 10.0 million tonnes, representing a decrease of 26.5% compared to 2003. Our total net revenue was RMB10,575.1 million and net income was RMB3,154.3 million in 2004, representing 52.2% and 127.5% increases, respectively, over 2003. The following table sets forth our sales and sales volumes classified according to our principal products and services sales:

	Historical Sales Data by Product and Service
	2002			2003			2004
	Sales Volume	Net Sales	% of Total Net Sales	Sales Volume	Net Sales	% of Total Net Sales	Sales Volume	Net Sales	%of Total Net Sales
	(‘000 tonnes)	(RMB million)		(‘000 tonnes)	(RMB million)		(‘000 tonnes)	(RMB million)
Clean Coal
No. 1 Clean Coal	422.5	100.1	1.6	513.8	128.2	1.8	631.3	220.5	2.1
No. 2 Clean Coal	6,086.4	1,245.9	19.6	6,729.2	1,287.6	18.5	6,329.2	2,013.50	19.0
Domestic Sales	222.8	51.7	0.8	636.5	151.8	2.2	2,326.7	805.4	7.6
Export	5,863.6	1,194.2	18.8	6,092.7	1,135.8	16.3	4,002.5	1,208.10	11.4
No.3 Clean Coal	12,369.0	2,300.0	36.2	11,952.7	2,126.3	30.6	11,861.9	3,484.00	33.0
Domestic Sales	3,766.3	694.3	10.9	4,858.3	899.7	12.9	6,027.9	1,800.20	17.0
Export	8,602.7	1,605.7	25.3	7,094.4	1,226.6	17.7	5,834.0	1,683.80	15.9
Lump Coal	—	—	—	583.4	130.3	1.9	752.3	284.3	2.7
Domestic	—	—	—	138.8	35.4	0.5	572.7	228.9	2.2
Export	—	—	—	444.6	94.8	1.4	179.6	55.4	0.5
Subtotal	18,877.9	3,646.0	57.4	19,779.1	3,672.4	52.8	19,574.7	6,002.30	56.8
Domestic Sales	4,411.6	846.1	13.3	6,147.4	1,215.2	17.5	9,558.6	3,055.00	28.9
Export	14,466.3	2,799.9	44.0	13,631.7	2,457.2	35.3	10,016.1	2,947.30	27.9
Screened Raw Coal	12,628.6	2,213.4	34.8	13,937.5	2,499.4	36.0	14,936.6	3,867.5	36.5
Mixed Coal and Others	3,541.5	354.5	5.6	5,690.9	622.5	9.0	3,492.6	484.5	4.6
Net Coal Sales	35,048.0	6,213.9	97.8	39,407.5	6,794.3	97.8	38,003.9	10,354.3	97.9
Railway Transportation Services Revenue	—	142.5	2.2	—	154.6	2.2	38,003.9	220.8	2.1

Total	35,048.0	6,356.4	100.0	39,407.5	6,948.9	100.0	631.3	10,575.1	100.0%

Net coal sales represent the invoiced value of coal sold and is net of returns, discounts, sales taxes and transportation costs if the invoiced value includes transportation costs to the customers. Sales taxes consist primarily of a resource tax calculated at the rate of RMB2.40 per tonne of the imputed quantity of raw coal sold and are paid to the local tax bureau.

The following table sets forth our principal operating revenues, costs and expenses, and such items as expressed as percentages of total net sales:

	2002		2003		2004
	RMB	% of Total Net Sales	RMB	% of Total Net Sales	RMB	% of Total Net Sales
	(amounts in millions, except percentages)
Net sales
Net sales of coal	6,213.9	97.8	6,794.3	97.8	10,354.3	97.9
Railway transportation service revenue	142.5	2.2	154.6	2.2	220.8	2.1

Total net sales	6,356.4	100.0	6,948.9	100.0	10,575.1	100.0

	2002		2003		2004
	RMB	% of Total Net Sales	RMB	% of Total Net Sales	RMB	% of Total Net Sales
	(amounts in millions, except percentages)
Cost of sales and services provided
Materials	752.5	11.8	899.6	12.9	1,088.7	10.3
Wages and employee benefits	757.6	11.9	863.7	12.4	1,022.6	9.7
Electricity	278.4	4.4	278.5	4.0	298.3	2.8
Depreciation	813.8	12.8	836.1	12.0	918.4	8.7
Repairs and maintenance	346.3	5.4	374.9	5.4	455.8	4.3
Land subsidence, restoration, rehabilitation and environmental costs	232.0	3.7	264.2	3.8	323.2	3.1
Mining right expenses	19.6	0.3	19.6	0.3	19.6	0.2
Other transportation fee	43.2	0.7	48.2	0.7	119.7	1.1
Others	119.5	1.9	170.2	2.5	305.4	2.9

Total cost of sales and services provided	3,362.9	52.9	3,755.0	54.0	4,551.7	43.0

Selling, general and administrative expenses	1,231.1	19.4	1,264.9	18.2	1,479.9	14.0

Total cost of sales and operating expenses	4,594.0	72.3	5,019.9	72.2	6,031.6	57.0

The discussion and analysis have been based upon financial statements prepared in accordance with the IFRS, which differs in certain respects from U.S. GAAP. For a further discussion on the differences between IFRS and U.S. GAAP, see Note 44 to our financial statements included elsewhere in this annual report.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Our net sales increased by RMB3,626.2 million, or 52.2%, to RMB10,575.1 million in 2004 from RMB6,948.9 million in 2003. Net sales of coal increased by RMB3,560.0 million, or 52.4%, from RMB6,794.3 in 2003 to RMB10,354.3 million in 2004. The increase was mainly due to an increase of average coal sales prices of 57.9%, which resulted in an increase of net sales of coal by RMB3,796.6 million, partially offset by a decrease of coal sales volume of 3.6%, which resulted in the decrease of net sales of coal by RMB242.1 million. Our net income from railway transportation service was RMB220.8 million, representing an increase of RMB66.2 million, or 42.8%, from RMB154.6 million in 2003. Such increase was principally due to the increase in the volume of coal deliveries made by our railway network for coal sales transactions where transportation expenses were charged on ex-mine basis to the customers.

Our cost of sales and services increased by RMB796.7 million, or 21.2%, to RMB4,551.7 million in 2004, as compared to RMB3,755.0 million in 2003. The cost of coal sales was RMB4,462.3 million, representing an increase of RMB774.9 million, or 21.0%, as compared to RMB3,687.4 million in 2003, principally due to (i) the increase in commodity prices, (ii) the increase in employees’ wages, (iii) the reduction of the rate of export tax rebate and (iv) the increase in safety inputs. The unit cost of coal sales was RMB117.4 per tonne of coal we sold in 2004, representing an increase of RMB23.8, or 25.4%, as compared to RMB93.6 in 2003.

Of the RMB23.8 increase in unit cost of coal sales per tonne of coal we sold in 2004, RMB8.1 was attributable to external factors beyond our control, namely, reduction of export tax rebate and increase in cost of raw materials, RMB4.9 was attributable to the increase of safety inputs, RMB4.1 was attributable to the increase in employee wages resulting from our payment of employee performance bonus, RMB4.1 was attributable to the increase of expenses as a result of the implementation of our “Four Optimizations” strategy for sales of coal, and RMB2.8 was attributable to the increase in unit fixed costs resulting from the decrease of 141 million tonnes coal sales in 2004. Our cost control measures have to a certain extent off-set portion of the overall increase in unit cost of coal sales.

Our selling, general and administrative expenses were RMB1,479.9 million in 2004, increased by RMB215.0 million, or 17.0%, from RMB1,264.9 million in 2003. This increase was mainly due to (i) an increase in retirement benefits scheme contributions of RMB59.1 million; (ii) an increase in employee’s wages and employee’s benefits of RMB40.0 million; (iii) an increase in resources compensation fees of RMB26.0 million; and (iv) a loss of RMB104.6 million from the disposal of properties, plant and equipment.

Our other operating income increased by RMB59.9 million, or 56.6%, to RMB165.7 million in 2004 from RMB105.8 million in 2003. The increase was mainly due to the increase of interest on bank deposits.

Our operating income increased by RMB2,674.4 million, or 131.4%, to RMB4,709.3 million in 2004 from RMB2,034.9 million in 2003.

Our interest expenses decreased by RMB24.0 million, or 40.1%, to RMB36.0 million in 2004 from RMB60.0 million in 2003. The decrease was principally due to the partial repayment of bank loans in the principal amount of RMB200.0 million.

Our income before taxes increased by RMB2,698.4 million, or 136.6%, to RMB4,673.3 million in 2004 from RMB1,974.9 million in 2003.

Our net income increased by RMB1,767.6 million, or 127.5%, to RMB3,154.3 million in 2004 from RMB1,386.7 million in 2003.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Total net sales increased by RMB592.5 million, or 9.3%, to RMB6,948.9 million in 2003 from RMB6,356.4 million in 2002. The net sales of coal increased by RMB580.4 million, or 9.3%, to RMB6,794.3 million in 2003 from RMB6,213.9 million in 2002, mainly due to a 12.4% increase of the volume of coal sales, partially offset by a 2.8% decrease in average coal prices. Railway transportation service income increased by RMB12.1 million, or 8.5%, to RMB154.6 million in 2003 from RMB142.5 million in 2002. The increase was principally due to an increase in the volume of coal deliveries where transportation expenses were calculated on an ex-mine basis and were borne by customers.

Cost of sales and services provided increased by RMB392.1 million, or 11.7%, to RMB3,755.0 million in 2003 from RMB3,362.9 million of 2002. The cost of coal sales in 2003 increased RMB377.5 million, or 11.4%, from RMB3,309.9 million to RMB3,687.4 million, primarily due to increases in materials cost, wages and employee benefits resulting from an increase in coal production. The unit cost of coal sold was RMB93.6 per tonne, representing a decrease of RMB0.9 per tonne, or 0.9%, compared with RMB94.5 per tonne in 2002. This decrease was mainly due to strengthened cost control, and the increase in coal production which had the effect of reducing fixed costs per tonne.

Selling, general and administrative expenses increased by RMB33.8 million, or 2.7%, from RMB1,231.1 million in 2002 to RMB1,264.9 million in 2003. The increase in selling, general and administrative expenses was mainly due to: (1) an increase in retirement benefits scheme contributions of RMB15.3 million; (2) an increase in resources compensation fees of RMB11.1 million; (3) an increase in research and development expenses of RMB15.4 million; and (4) an increase in allowance for doubtful debt of RMB14.1 million over that of 2002. Due to strengthened management and cost controls, the percentage of selling, general and administrative expenses to total net sales declined from 19.4% in 2002 to 18.2% in 2003.

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

Interest expenses decreased by RMB57.9 million, or 49.2%, to RMB60.0 million in 2003 from RMB117.9 million in 2002. The decrease was principally due to a partial repayment of a long-term bank loan in the principal amount of RMB600.0 million in 2003.

Income before income taxes increased by RMB226.7 million, or 13.0%, to RMB1,974.9 million in 2003 from RMB1,748.2 million in 2002. Net income increased by RMB164.7 million, or 13.5%, to RMB1,386.7 million in 2003 from RMB1,222.0 million in 2002.

B. Liquidity and Capital Resources

In 2004, our principal source of cash was cash flow from operations and proceeds from the placing of new H Shares. The net proceeds from the placing of H shares amounted to RMB1,756.9 million. Principal uses of cash in 2004 were operating working capital, payment of shareholders’ dividends, repayment of certain long-term bank loans, and purchase of property, plants and equipment, such as Southland Colliery assets.

As at December 31, 2004, the balance of bills and accounts receivable were RMB1,223.8 million, representing a decrease of RMB15.6 million, or 1.3%, from RMB1,239.4 million as at December 31, 2003. Bills receivable increased by RMB232.9 million, or 35.4%, to RMB890.0 million from RMB657.1 million as at December 31, 2003, principally due to the increase in bank bills in connection with sales of coal. Accounts receivable decreased by RMB248.6 million, or 42.7%, to RMB333.7 million from RMB582.3 million as at December 31, 2003, principally due to the reduction of new accounts receivable and improved collection of account receivable.

An analysis of the allowance for doubtful debts for bills and accounts receivable for 2002, 2003 and 2004 is as follows:

	2002	2003	2004
	RMB’000	RMB’000	RMB’000
Balance at January 1	57,864	76,083	100,627
Additional allowance charged to income	64,604	71,125	26,073
Direct write-off charged against allowance	(46,385)	(46,581)	—
Allowance written back to income	—	—	—

Balance at December 31	76,083	100,627	126,700

Our inventories decreased by RMB16.6 million, or 3.3%, to RMB485.4 million as at December 31, 2004, from RMB502.0 million as at December 31, 2003. The decrease was due to the decrease in our inventories of coal products.

Other loan receivable increased by RMB750.0 million, to RMB850.0 million as at December 31, 2004, from RMB100.0 million as to December 31, 2003, principally due to the increase of loans granted to independent third parties in 2004. The total amount includes a loan of RMB640,000,000 guaranteed by Lianda and secured by the Pledged Shares. The borrower under such loan defaulted on the payment of principal and interest in January 2005. For more information, please see “Item 8. Financial Information - Legal Proceedings and Arbitration.”

Prepayment and other current assets decreased by RMB346.2 million, or 64.8%, to RMB188.3 million as at December 31, 2004, from RMB534.5 million as at December 31, 2003. The decrease was mainly due to the decrease of export tax rebate.

As at December 31, 2004, total bills and accounts payable increased by RMB50.7 million, or 11.9%, to RMB478.3 million from RMB427.6 million as at December 31, 2003.

Other accounts payable and provisions increased by RMB162.8 million, or 13.9%, to RMB1,337.6 million as at December 31, 2004 from RMB1,174.8 million as at December 31, 2003, principally due to increases of fund payable for the purchase of properties, machinery and equipment, fund payable for construction materials, resources compensatory fees payable and the fees in connection with the acquisition of the Southland Colliery.

Long-term liabilities decreased by RMB186.7 million, or 41.4%, to RMB264.2 million as at December 31, 2004 from RMB450.9 million as at December 31, 2003. This was principally due to the repayment of certain long-term bank loans in the principal amounts of RMB200.0 million.

Our principal sources of cash have been cash from operations, the proceeds from issuance of new Shares and bank loans. Our principal capital expenditures have been for the acquisition of property, plant and equipment. During 2002, 2003 and 2004, our total capital expenditures were RMB2,107.2 million, RMB1,328.1 million and RMB1,057.5 million, respectively. Our capital expenditure for the purchase and construction of property, machinery and equipment was RMB1,288.1 million and RMB830.2 million in

2003 and 2004, respectively. Our capital expenditure in connection with our acquisition of Southland Colliery in 2004 was RMB187.3 million. According to the Jining III Acquisition Agreement, we have paid the Parent Company RMB13.2 million for mining right during this reporting period. According to the Railway Assets Acquisition Agreement, we have paid the Parent Company RMB40.0 million during 2004. For information about our contractual commitments for capital expenditures, see “ – F. Contractual Obligations”.

Shareholders’ equity increased by RMB4,440.6 million, or 40.1%, to RMB15,523.8 million at December 31, 2004 compared to December 31, 2003, principally due to an increase in retained earnings, and the placing of H Shares. Shareholders’ equity increased by RMB1,088.2 million, or 10.9%, to RMB11,083.2 million at December 31, 2003 compared to RMB9,995.0 million at December 31, 2002, principally due to the increase in retained earnings. We paid dividends of RMB287.0 million, RMB298.5 million and RMB470.7 million in 2002, 2003 and 2004, respectively. As at December 31, 2004, our debt to equity ratio was 2.8%, which was calculated based on the total Shareholders’ equity and total amount of bank loan amounting to RMB15,523.8 million and RMB441.1 million, respectively.

Net cash provided by operating activities increased by RMB1,717.2 million, or 63.6% from RMB2,701.2 million in 2003 to RMB4,418.4 million in 2004. The increase was mainly due to the increase of our operating income.

Net cash used in investing activities increased from RMB1,310.3 million in 2003 to RMB2,300.8 million in 2004. Net cash used in investing activities primarily reflected (i) an increase in other loans receivable of RMB100.0 million in 2003 and RMB750.0 million in 2004, (ii) capital expenditures for purchase of property, plant and equipment of RMB1,317.9 million and RMB743.0 million in 2003 and 2004, respectively, (iii) deposit made on investments of RMB574.0 million in 2004 and (iv) acquisition of Southland Colliery of RMB136.3 million in 2004.

Net cash provided by financing activities in 2004 was RMB1,075.4 million, reflecting primarily the net proceeds of RMB1,756.9 million from the H shares placement, partially offset by the payment of dividends of RMB470.7 million in 2004. Net cash used by financing activities was RMB911.4 million in 2003, reflecting primarily the repayment of bank loans of RMB600.0 million and the payment of dividends of RMB298.5 million.

We believe that cash on hand, cash from operations, available banking facilities and other sources of financing will be sufficient for our operational requirements and capital expenditure need.

C. Research and Development, Patents and Licenses, Etc.

We have a team of specialized technicians which is responsible for research and development of new mining and processing technology. Our expenditures for research and development were RMB30.7 million, RMB46.1 million and RMB24.9 million, in the years ended December 31, 2002, 2003 and 2004, respectively, accounting for 0.5%, 0.7% and 0.2%, respectively, of our total net sales for such periods. In addition to our own research and development program, we have also established long-term cooperative relationships with a number of research institutes such as the China Coal Science Research Institution, Coal Mine Design Institution, a number of coal machinery and equipment manufacturers and a number of educational institutions to conduct special research projects.

Our research and development efforts have contributed to increases in production in recent years. The Predecessor began to use the longwall caving mining method in 1992. Thereafter, our research and development personnel concentrated on modifying such method, taking into account the special geological conditions of our mines, in order to maximize our production. In addition, largely because of our research and development personnel’s efforts, we have been able to:

•	increase production efficiency by utilizing mining extracting equipment with improved technology;

•	extend the length of certain longwall work-faces to approximately 300 meters, thereby reducing costs for tunneling and supports;

•	minimize the number of coal pillars required to support the mining areas, enabling the extraction of a greater proportion of coal; and

•	improve the roof support and auxiliary transportation systems to reduce costs.

We are one of the world’s leading suppliers of coal products utilizing longwall caving extracting technology as the principal mining method. The longwall caving extracting technology is patented in the PRC and Australia. We believe production costs of coal products can be reduced by utilizing longwall extracting technology.

Upgrading and improving longwall caving extracting technology and equipment as well as mining methods for medium and thick coal seam are our principal business strategies. With regard to upgrading longwall caving extracting technology, we focus on further improving relevant existing technology and replacing outdated equipment.

D. Trend Information

The domestic demand for coal in 2005 is expected to be strong and the price for coal is expected to remain at a high level.

There is a shortage of coal supplies in certain regions in China, especially with respect to the supply of thermal and metallurgical coal. We expect the price for coal in 2005 to exceed the average price for coal in 2004. The Chinese government expects that the gross domestic product (GDP) in China to grow 8% in 2005. The power generation and the metallurgical production industries’ combined demand for coal is expected to increase by approximate 150.0 million tonnes. The Chinese government expects to adopt measures to strengthen the safety standards at coal mines, to control and restrain coal producers from over-production, to restructure and if necessary, shut down those coal mines that fail to comply with the regulatory requirements. As such, the increase in supply and demand for coal will essentially be in equilibrium for 2005. The Chinese government’s policy encouraging development of large coal companies and the government-driven initiative to implement a price-linking mechanism between the price for electricity and coal will facilitate the long term development of the coal industry and improve the competitiveness of the large coal companies.

The international demand for coal in 2005 is expected to be strong and the price for coal is expected to remain at a high level. As the global economy recovers, especially the continuous economic growth in the U.S., Europe and Japan, there is an increase in global demand. The increase in global demand has resulted in the rise of oil prices and the increase in the demand for coal in power generation and metallurgical production industries. With most major coal-producing countries unable to increase the amount of coal exports, and China’s continued control on the export of coal, the overall demand may exceed the supply of coal thereby driving the prices for coal higher in 2005. The increase in ocean freight fees may also increase the cost of coal. We believe this would boost our inter-regional sales in the northeast Asian market as those countries may look to coal suppliers within close proximity to save ocean freight costs.

We signed domestic sales contracts, letters of intent to sell 10.8 million and 19.9 million tonnes of coal, respectively in 2005. We are in the process of finalizing export sales arrangement with certain customers for the export of approximately 9.0 million tonnes of coal for 2005.

The average price for our coal in 2005 is expected to be significantly higher than that of 2004. The average price for coal under our domestic sales contracts signed in 2005 increased by approximately 32.7% over that of 2004. The price for coal under the domestic letters of intent however, will fluctuate depending on the market movements.

E. Off-balance Sheet Arrangements

As of December 31, 2004, other than capital expenditure commitments, discussed in “B. Liquidity and Capital Resources” above, and contractual obligations, discussed in “F. Contractual Obligations” below, we did not have any off-balance sheet arrangements.

F. Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments at December 31, 2004:

	Payments due by period
	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Contractual Obligations
Unsecured bank borrowings	400,000	200,000	200,000	—	—
Capital commitments for the acquisition of property, plant and equipment	12,872	12,872	—	—	—
Capital commitments for the development of new coal mines	2,100,000	2,100,000	—	—	—
Amounts due to Parent Company and its subsidiaries	41,057	—	9,230	24,574	7,253

Total	2,553,929	2,312,872	209,230	24,574	7,253

Acquisition of Jining III

We acquired Jining III on January 1, 2001 pursuant to the Jining III Acquisition Agreement entered into between the Parent Company and us on August 4, 2000. Pursuant to the Jining III Acquisition Agreement, we agreed to pay approximately RMB132.5 million as total consideration for the mining rights associated with Jining III. This amount is to be paid to the Parent Company in 10 equal annual interest free installments commenced in 2001. As at December 31, 2004 we have paid total of RMB53.0 million to the Parent Company for mining rights to Jining III.

Acquisition of Railway Assets

On January 1, 2002, we acquired the Railway Assets from the Parent Company pursuant to the Railway Assets Acquisition Agreement. Pursuant to the Railway Assets Acquisition Agreement, when the annual transportation volume of the Railway Assets reaches the volume milestone targets of 25 million tonnes, 28 million tonnes and 30 million tonnes for the years 2002, 2003 and 2004, respectively, we will pay to the Parent Company an amount of RMB40 million each year before June 30. The annual transportation volume of the Railway Assets in the years ended December 31, 2002, 2003 and 2004 were above 25 million, 28 million and 30 million tonnes, respectively. Accordingly, pursuant to the Railway Assets Acquisition Agreement, we paid RMB40.0 million in each of 2002, 2003 and 2004 to the Parent Company.

Loan Agreement

We entered into a long-term loan agreement with the Bank of China on December 3, 2001 and borrowed a total of RMB1.2 billion from the Bank of China on January 4, 2002. The initial interest rate of the loans was 6.21% per annum, subject to adjustment in accordance with statutory interest rate or changes by the State in the method of calculating interest during the term of the loan agreement. The interest rate of the loans was adjusted to 5.76% first in 2003 and then to 6.12% in 2004. The loan is repayable in six annual installments of RMB200.0 million each over a period of 96 months, commencing August 2004. Interest is payable on a quarterly basis. We made a partial repayment of RMB600.0 million in June 2003. According to the terms of the loan agreement, the balance of the loan is repayable in three annual installments of RMB200 million, i.e. on August 25, of each year beginning 2004 to 2006.

Mining Rights

Pursuant to the Mining Rights Agreement dated October 17, 1997, we have agreed to pay to the Parent Company an annual fee (“Annual Fee”) of approximately RMB13.0 million as compensation for the Parent Company’s agreement to relinquish the mining rights associated with our mines (other than Jining III). The terms of the mining rights are 67 years for Baodian, 70 years for Dongtan, 45 years for Nantun, 80 years for Xinglongzhuang and 64 years for Jining II. All such terms commenced on October 14, 1997, the date on which the mining rights permits were issued. It has been agreed that the Annual Fee will be fixed for a period of 10 years (the “Initial Period”), after which the Annual Fee will be revised if new national legislation is passed in respect thereof. The Parent Company and we have also entered into the Compensation Agreement on October 17, 1997 whereby the Parent Company has agreed that, following the Initial Period, if we request a re-calculation of the amount of Annual Fee payable, the parties shall engage a qualified asset appraisal agency to appraise the value of the relevant mining rights and submit the appraised value to the relevant government authorities for verification and confirmation, before making any adjustment to the Annual Fee.

We entered into the Asset Sale Agreement with the receivers and managers and the liquidators of Southland Coal Pty Limited in October 2004, pursuant to which we acquired the entire assets of Southland Colliery previously owned by Southland Coal Pty Limited in liquidation. For more details, please see “ Item 4 – Information of the Company – History and Development of the Company” and “Item 4 – Information of the Company – D. Property, Plants and Equipment.”

G.	Critical Accounting Policies

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates and judgments, including those related to impairment, inventories, allowance for doubtful debts, income taxes, land subsidence, restoration, rehabilitation and environmental costs, and depreciation of mining structure. We base our estimates and judgments on historical experience and on various other factors that we believe are reasonable. Actual results may differ from these estimates.

The following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Impairment other than goodwill

At each balance sheet date, we review the carrying amounts of tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

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

At December 31, 2004, we have not recorded an impairment charge for our assets.

Goodwill

Goodwill arising on acquisition with the agreements dated prior to March 31, 2004 represented the excess of the purchase consideration paid over our share in the fair value of the identifiable assets and liabilities of businesses or subsidiaries at the date of acquisition. Goodwill was then capitalized and amortized on a straight line basis over its useful economic life.

Goodwill arising on acquisition with agreements dated on or after March 31, 2004 represents the excess of the cost of acquisition over our interest in the fair value of the identifiable assets, liabilities and contingent liabilities of businesses or subsidiaries at the date of acquisition. Goodwill is recognized as an asset and reviewed for impairment at least annually. Any impairment is recognized immediately in income and is not subsequently reversed.

For the purposes of impairment testing, goodwill is allocated to each of our cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually and whenever there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit.

Goodwill arising on the acquisition of businesses or subsidiaries is presented separately in the balance sheet.

On disposal of a business or subsidiary, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

Through December 31, 2004, we recorded a RMB40 million goodwill resulting from the subsequent adjustment of contingent consideration payment in respect of the acquisition of Railway Assets.

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

Through December 31, 2004, we did not write down inventories for obsolescence, based upon assumptions about future demand and market conditions. These assumptions, although consistently applied, can have a significant impact on current and future operating results and financial position. Our principal inventory is coal products. Costs of the coal product are significantly lower than its net realizable value, hence no relevant inventory obsolescence risks exist.

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

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

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

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realized. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and we intend to settle its current tax assets and liabilities on a net basis.

Through December 31, 2004, we have recognized deferred taxation for the tax consequence of temporary differences on the additional provision for land subsidence, restoration, rehabilitation and environmental costs as management believes that its realization is probable. A change in management’s belief resulting from anticipated levels of profitability would result in adjustment to the amount of deferred tax assets recognized and further impact our earnings in the year this change occurs. We have also recognized the deferred taxation for the tax effect on the provision for work safety costs in 2004.

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

For a detailed discussion of critical accounting policies, see Note 4 to our Financial Statements.

Recent Changes in Accounting Pronouncements

In 2004, the International Accounting Standards Board issued a number of new or revised IFRS which are effective for accounting periods beginning on or after January 1, 2005. We have not early adopted these new IFRS in the financial statements for the year ended December 31, 2004.

We have considered these new IFRS and identified a number of these new IFRS that may have a material effect on how the results of our operations and financial position are prepared and presented as described below:

IFRS 3 “Business Combination”

IFRS 3 requires goodwill acquired in a business combination to be measured after initial recognition at cost less any accumulated impairment losses. Therefore, the goodwill is not amortized and instead must be tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. Currently, we amortize the goodwill capitalized on a straight line basis over its useful economic life.

IFRS 3 also requires negative goodwill to be recognized in the profit or loss immediately on acquisition. Currently, we present the negative goodwill as a deduction from assets and release to income based on an analysis of the circumstance from which the balances resulted.

Accordingly, we estimate that the adoption of IFRS 3 in the annual period beginning on January 1, 2005 in relation to the discontinued goodwill amortization would result in an increase in the net profit the year ending December 31, 2005 of approximately RMB15.8 million.

In addition, we estimate that the adoption of IFRS 3 in the annual period beginning on January 1, 2005 in relation to the negative goodwill, would result in an increase in the opening balance of accumulated profits by approximately RMB27.6 million with the corresponding decrease in negative goodwill of the same amount.

In relation to other new IFRS, we do not expect that the adoption will have a material effect on how the results of our operation and financial position are prepared and presented.

Recent pronouncements in the US GAAP

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and provides guidance on the identification of entities for which control is achieved through means other than voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. FIN 46 was applicable for periods ending December 15, 2003. In December 2004 the FASB issued FIN 46R which defers the implementation date to the end of the first reporting period after March 15, 2003 unless the Company has a special purpose entity in which case the provisions must be applied for fiscal years ending December 31, 2003. We do not have a special purpose entity and therefore the adoption of FIN 46 did not have a material impact on our financial statements.

In March 2004, the Emerging Issue Task Force (“EITF”) reached a consensus in EITF 03-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. The consensus was that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS Nos. 115 and 124, that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. This EITF consensus is effective for fiscal years ending after June 15, 2004. Adoption of the EITF consensus did not result in an impact on our financial position, results of operations or cash flows.

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

Under IFRS, the acquisition of Yanmei Shipping has been accounted for using purchase method which accounted for the assets and liabilities of Yanmei Shipping at their fair value at the date of acquisition. The excess of the purchase consideration over the value of the net assets acquired is capitalized and amortized over a period of ten years. Under US GAAP, goodwill is not amortized but instead tested for impairment at least annually.

The adjustments necessary to restate net income and shareholders’ equity in accordance with U.S. GAAP are shown in the tables set out below.

	Year ended December 31,
	2002	2003	2004
	RMB’000	RMB’000	RMB’000
Net income as reported under IFRS	1,221,999	1,386,686	3,154,317
U.S. GAAP adjustments:
Additional depreciation charged on fair value of property, plant and equipment and land use rights	188,178	188,191	187,418
Additional deferred tax charge due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and land use rights and capitalization of mining rights	(64,284)	(64,289)	(64,034)
Amortization of negative goodwill on acquisition of Jining III	(27,620)	(27,620)	(27,620)
Amortization of mining rights of Jining III	6,624	6,624	6,624
Amortization of goodwill arising on acquisition of Jining II	777	777	777
Amortization of goodwill arising on acquisition of the Railway Assets	—	8,880	13,880
Amortization of goodwill arising on acquisition of Yanmei Shipping	—	—	1,116

Net income under U.S. GAAP	1,325,674	1,499,249	3,272,478

Earnings per share under U.S. GAAP	RMB0.46	RMB0.52	RMB1.10

Earnings per ADS under U.S. GAAP	RMB23.10	RMB26.12	RMB55.19

	At December 31,
	2003	2004
	RMB’000	RMB’000
Shareholders’ equity as reported under IFRS	11,083,239	15,523,751
U.S. GAAP adjustments:
Difference in cost bases of property, plant and equipment and land use rights	(2,561,032)	(2,561,032)
Additional depreciation charged on fair value of property, plant and equipment and land use rights	1,125,520	1,312,938
Additional deferred tax asset due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and land use rights	473,719	411,871
Goodwill arising on acquisition of Jining II	(10,883)	(10,106)
Negative goodwill arising on acquisition of Jining III, net	55,241	27,621
Mining rights of Jining III	(112,607)	(105,983)
Additional deferred tax asset due to a higher tax base resulting from capitalization of mining rights	37,160	(34,974)
Goodwill arising on acquisition of Railway Assets	(71,120)	(97,240)
Amortization of goodwill arising on acquisition of Yanmei Shipping	—	1,116

Shareholders’ equity under U.S. GAAP	10,019,237	14,537,910

Under U.S. GAAP, our total assets would have been RMB17,327,752,000 and RMB12,845,802,000 at December 31, 2004 and 2003, respectively.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Director and Senior Management

The following table sets forth certain information concerning our directors (“Directors”), executive officers and members of our board of supervisors (the “Board of Supervisors”) as of June 30, 2005. Based on our articles of association (“Articles of Association”), our Board of Directors currently consists of 13 directors, with one Chairman, two Vice Chairmen, four independent directors, and one employee director. All Directors serve a term of three years since their respective election dates or until the election of their respective successors. The current Directors were elected in the shareholders’ meeting held on June 28, 2005. As more than 50% of our voting power is held by the Parent Company, we are not required to have a majority of independent directors in reliance on the exemption provided under Section 303A.00 of the NYSE Listing Rules.

Name	Age	Position at the Company	Date Term of Office Expires	Share Ownership As Of December 31, 2004*
Directors
WANG Xin	46	Chairman	June 28, 2008	0
GENG Jiahuai	54	Vice Chairman	June 28, 2008	0
YANG Deyu	55	Vice Chairman and General Manager	June 28, 2008	10,000
SHI Xuerang	50	Director	June 28, 2008	0
CHEN Changchun	51	Director	June 28, 2008	0
WU Yuxiang	43	Director and Chief Finance Officer	June 28, 2008	10,000
WANG Xinkun	52	Director and Deputy General Manager	June 28, 2008	0
CHEN Guangshui	39	Director and Secretary of the Board of Directors	June 28, 2008	1,000
DONG Yunging	49	Employee Director	June 28, 2008	0

Independent Non-executive Directors
PU Hongjiu	68	Director	June 28, 2008	0
CUI Jianmin	72	Director	June 28, 2008	0
WANG Xiaojun	50	Director	June 28, 2008	0
WANG Quanxi	49	Director	June 28, 2008	0

Supervisory Committee
MENG Xianchang	57	Chairman of Supervisory Committee	June 28, 2008	10,000

Name	Age	Position at the Company	Date Term of Office Expires	Share Ownership As Of December 31, 2004*
SONG Guo	50	Vice Chairman of Supervisory Committee	June 28, 2008	0
ZHANG Shengdong	48	Supervisor	June 28, 2008	0
LIU Weixin	54	Supervisor	June 28, 2008	0
XU Bentai	46	Employee Supervisor	June 28, 2008	0

Executive Officers
JIN, Tai	53	Deputy General Manager	—	0
ZHANG Yinmin	51	Deputy General Manager	—	0
HE Ye	47	Deputy General Manager	—	0
TIAN Fengze	48	Deputy General Manager	—	0
SHI Chengzhong	42	Deputy General Manager	—	0
LAI Cunliang	44	Deputy General Manager	—	0
NI Xinghua	48	Chief Engineer	—	0

*	In the form of A Shares. Aggregate ownership less than 1% of the outstanding Shares.

Executive Directors

WANG Xin, aged 46, an engineering technique application researcher and an industrial doctorate, is our Chairman of the Board of Directors. Mr. Wang joined our predecessor in 1982. In 2000, he was the Deputy Head Engineer, the Department Head of the Mechanical Engineering Department and the Deputy General Manager of Yankuang Group Corporation Limited. In 2002, he became a Director and the Deputy General Manager of Yankuang Group Corporation Limited, and was also the General Manager of Yankuang Coal Chemicals Company. By 2003, he was the Vice-Chairman of the Board of Directors and General Manager of Yankuang Group Corporation Limited. Mr. Wang graduated from the China University of Mining and Technology.

GENG Jiahuai, aged 54, an engineering technique application researcher, is our Director and Vice Chairman of our board of directors. He is also the Party Committee Secretary of the Parent Company. From 1985 to 2002, Mr. Geng acted as the Deputy Director, Director of the Safety and Supervision Bureau and the Director of Zibo Mining Bureau. Mr. Geng joined of the Parent Company in 2002, and became the General Manager and the Vice Chairman of the Board of Directors and the Party Committee Deputy Secretary of the Parent Company in 2002. Mr. Geng became a Director of the Company in 2002. Mr. Geng became the Chairman of the Board of Directors and the Party Committee Secretary of the Parent Company in 2003, and became our Vice Chairman in 2004. He graduated from Shandong Mining Institute.

YANG Deyu, aged 55, an engineering technique application researcher, is our Vice Chairman of the Board of Directors, and our General Manager. Mr. Yang joined the Predecessor in 1968, became the Deputy Director of Yanzhou Mining Bureau in 1994 and became the Deputy General Manager and Director of the Safety and Supervision Bureau of the Predecessor in 1996. Mr. Yang become our Executive Director and General Manager in 1997, and become our Vice Chairman of the Board of Directors and General Manager in 2002. He graduated from Shandong Mining Institute.

SHI Xuerang, aged 50, a senior engineer, is a Director of our company. Mr. Shi is also the deputy general manager of the Parent Company. During the period from 1995 to 2003, Mr. Shi successively acted as the head of Huafeng mine of the Xinwen Mining Bureau, the head of Huafeng mine of the Xinkuang Corporation and the deputy general manager of Xinkuang Corporation Limited. Mr. Shi joined the Parent Company in 2003 and became the deputy general manager. Mr. Shi graduated from Shandong Mining Institute.

CHEN Changchun, aged 51, a senior accountant, is a Director of our company. Mr. Chen is also the chief accountant of the Parent Company. Mr. Chen joined the Predecessor in 1984 and became the head of the finance department of the Parent Company in 1996, and the chief accountant of the Parent Company in 1998. Mr. Chen graduated from Beijing Coal Management College.

WU Yuxiang, aged 43, a senior accountant, is a Director and the Chief Financial Officer of our company. Mr. Wu joined the Predecessor in 1981 and became the Chief Accountant of the Finance Department of the Predecessor in 1996. Mr. Wu became the Manager of the Finance Department of our company in 1997, and became a Director and the Chief Financial Officer of our company in 2002. He graduated from Shandong Television University.

WANG Xinkun, aged 52, a senior economist, is the Deputy General Manager of our company. Mr. Wang joined our predecessor in 1977. He became the Manager of the Sales Department of our company in 2000. He became a Deputy General Manager of our company in 2002. He graduated from Tianjin University.

CHEN Guangshui, aged 39, a senior economist, is a Director and the Secretary of the Board and the director of the secretariat of the Board. Mr. Chen joined the Predecessor in 1990 and became the secretary of the Board and the director of the secretariat of the Board in 1997. Mr. Chen graduated from Fuxin Mining Institute.

DONG Yunqing, aged 49, a senior engineer, is a Director and the Chairman of Labor Union of our company. Mr. Dong joined the Predecessor in 1981. Mr. Dong was the Vice Chairman of Labor Union of the Parent Company from 2001 to April 2003. Mr. Dong became a Director and the Chairman of Labor Union of our company in 2002. He graduated from Shandong Mining Institute.

Independent Non-executive Directors

PU Hongjiu, aged 68, a professor-grade senior engineer, is an Independent Non-executive Director of our company. Mr. Pu is the first vicechairman of China Coal Industry Association, the chairman of the Association of Coal Industry of The Chinese International Chamber of Commerce and the president of Chinese Academy of Coal. Mr. Pu was the deputy general manager of China National Coal Mining Corporation, the deputy minister of the Ministry of Coal, a member of the party committee of the State Coal Industry Bureau of China, a member of the party committee of the State Administration of Work Safety and the State Administration of Coal Mine Safety, the leader of Discipline Inspection Group of the State Administration of Coal Mine Safety Central Discipline Bureau and a committee member of the 15th Session of the Central Discipline and Inspection Committee of the PRC. Mr. Pu graduated from University of Coal Industry of Hefei. Mr. Pu is also the independent director of Shanghai Datun Energy Resources Co., Ltd.

CUI Jianmin, aged 72, a senior auditor and certified accountant, is an Independent Non-executive Director of our company. Mr. Cui is the chairman of the Association of China Certified Accountants. Mr. Cui has extensive experience in financial accounting and audit management and has been the deputy chief auditor of the National Audit Office of the PRC. Mr. Cui became a Committee Member of the 8th Chinese People’s Political Consultative Conference. Mr. Cui became an Independent Non-executive Director of our company in 2002. Mr. Cui graduated from People’s University of China.

WANG Xiaojun, aged 50, admitted as a solicitor in England and Wales and Hong Kong, is an Independent Non-executive Director of our company. Mr. Wang is a partner of Wang & Co., X. J. in Hong Kong. He has practiced PRC law in Beijing and was admitted in the PRC, Hong Kong and England and Wales in 1988, 1995 and 1996, respectively. Mr. Wang has worked as a legal adviser for the Hong Kong Stock Exchange and Richards Butler and has worked in investment banking activities for BNP Paribas Peregrine and ING Barings. Mr. Wang became an Independent Non-executive Director of the Company in 2002. He graduated from the People’s University of China and the Graduate School of the Chinese Academy of Social Science and holds a bachelor’s degree in laws and a master’s degree in laws.

WANG Quanxi, aged 49, a professor, is an Independent Non-executive Director of our company. Mr. Wang is currently the Faculty Head of the Nankai University Finance Management Faculty, the Head of the Nankai University Enterprise Research Centre, and the Deputy Head of the Nankai University MBA Centre. He is also the Chief Secretary of the Tianjin City Management Science Academic Society. Mr. Wang graduated from the Tianjin Nankai University.

Board of Supervisors

MENG Xianchang, aged 57, a senior engineer, is the Chairman of the Supervisory Committee of our company and a Supervisor and Party Committee Deputy Secretary of the Parent Company. Mr. Meng joined the Predecessor in 1981 and was promoted to Party Committee Deputy Secretary and Supervisor of the Predecessor in 1996, and became the Chairman of the Supervisory Committee of our company in 1997. He graduated from Shandong Mining Institute.

SONG Guo, aged 50, a senior human relations coordinator, is a Supervisor of our company. Mr. Song is the party committee deputy secretary and the discipline inspection committee secretary of the Parent Company. Mr. Song was the office head of Shandong Province Coal Administration Bureau in 2002, joined the Parent Company in 2002 as the discipline inspection committee secretary of the Parent Company, and became the party committee deputy secretary of the Parent Company in 2004. Mr. Song graduated from Shandong Province self-taught examination.

ZHANG Shengdong, aged 48, a senior accountant, is a Supervisor of our company and the Deputy Chief Accountant of the Parent Company. Mr. Zhang joined the Predecessor in 1981 and became the Deputy Chief Accountant of Parent Company in 1997. Mr. Zhang became a Supervisor of our company in 2002. He graduated from China University of Mining and Technology.

LIU Weixin, aged 54, a senior accountant, is a Supervisor of our company and the Chief of Audit Department of the Parent Company. Mr. Liu joined the Predecessor in 1971, and became the Deputy Chief of Audit Office of the Parent Company in 2001. Mr. Liu became a Supervisor of our company in 2002, and became the Director of Audit Department of the Parent Company in 2003. He graduated from Shandong Youth Cadre Institute.

XU Bentai, aged 46, a senior human relations coordinator. Mr. Xu is an employee Supervisor of our company and the chairman of Jining III mine’s labor union. Mr. Xu joined the Predecessor in 1978, became the chairman of Jining III mine’s labor union in 1999, and became an employee supervisor of our company in 2002. Mr. Xu graduated from the Central Communist Party School Correspondence Institute.

Other Executive Officers

JIN Tai, aged 53, a senior engineer, is the Deputy General Manager of our company. Mr. Jin joined the Predecessor in 1968. In 1996, he was the Manager of the Co-ordination Department of the Predecessor. In 1998, he became the Head of Xinglong Zhuang Coal Mine. In 2000, he was the Deputy General Manager of the parent company of our company, and in 2004 he became the Deputy General Manager of our company. Mr. Sin graduated from the China University of Mining and Technology.

ZHANG Yingmin, aged 51, a senior engineer, is the Deputy General Manager of our company. Mr. Zhang joined the Predecessor in 1971. He became the Head of Baodian coal mine in 2000. Mr. Zhang became the Deputy General Manager of our company in 2002. He graduated from Tianjin University.

HE Ye, aged 47, a senior engineer, is the Deputy General Manager of our company. Mr. He joined the Predecessor in 1993. In 1992, he was the Head of the Jining II Coal Mine. In 2002, he was the Executive Deputy General Manager of a subsidiary of the Parent Company. In 2004, he became the Deputy General Manager of our company. Mr. He graduated from the Guizhou Industrial Academy.

TIAN Fengze, aged 48, a senior economist, is a Deputy General Manager of our company. Mr. Tian joined the Predecessor in 1976. He became the Head of Beixu Coal Mine in 1991. Mr. Tian became a Deputy General Manager of our company in 2002. He graduated from Beijing Coal Cadre Institute.

SHI Chengzhong, aged 42, a senior engineer, is a Deputy General Manager of our company. Mr. Shi joined the Predecessor in 1983 and became Vice Chief Engineer of the Parent Company in 2000, and became a Deputy General Manager of our company in 2002. He graduated from Shandong Mining Institute.

LAI Cunliang, aged 44, a senior engineer, master in mining engineering, a deputy general manager of the Company. Mr. Lai joined the predecessor of the Company in 1980, became the head of Xing Long Zhuang Coal Mine in 2000. Mr. Lai became the director and general manager of Yancoal Australia Pty Limited in 2004. Mr. Lai became the Vice General Manager of our company in 2005. Mr. Lai graduated from the China University of Mining and Technology.

NI Xinghua, aged 48, a senior engineer, is the Chief Engineer of our company. Mr. Ni joined the Predecessor in 1975 and became Vice Chief Engineer of the Parent Company in 2000, and became the Chief Engineer of our company in 2002. He graduated from Tianjin University.

B. Compensation

The Directors, Supervisors and Executive Officers who are our employees receive compensation in the form of salaries, housing allowances, other allowances and benefits in kind, including our contribution to the pension plan for our Directors and Supervisors. The aggregate amount of cash remuneration paid by us to the Directors, Supervisors and Executive Officers (a total of 25 persons) during the year ended December 31, 2004 was RMB3.1 million. The aggregate amount of cash remuneration paid by us to the five highest-paid individuals in the Company (including four Directors) in 2004 was RMB920,000. In addition, Directors and Supervisors receive certain other benefits in kind, such as subsidized or free health insurance and transportation, customarily provided by enterprises in the PRC to their employees.

C. Board Practices

Board of Directors

Directors are elected by shareholders at a general meeting. Directors are elected for a term of three years. We adopt a cumulative voting rights system for the election of Board of Directors.

According to our Articles of Association, the Board of Directors is accountable to the shareholders in general meeting and exercises the following functions and powers:

(i)	to be responsible for the convening of shareholders’ meetings and reporting on its work to the shareholders at such meetings;

(ii)	to implement the resolutions passed by the shareholders in general meetings;

(iii)	to determine our business plans and investment proposals;

(iv)	to formulate our annual preliminary and final budgets;

(v)	to formulate our profit distribution proposal and loss recovery proposals;

(vi)	to formulate proposals for the increase or reduction of our registered capital and the issuance of our debentures;

(vii)	to draw up plans for our merger, division or dissolution;

(viii)	to decide on our internal management structure;

(ix)	to appoint or remove our general manager and to appoint or remove the deputy general manager(s) and other senior officers (including the financial controller), based on the recommendation of the general manager, and to decide on their remuneration;

(x)	to formulate our basic management system;

(xi)	to formulate proposals for any amendment of the Articles of Association;

(xii)	to decide on our business involving risk investments, mortgages of assets and other guarantees within the authority conferred by the general meeting;

(xiii)	to manage disclosure of our information;

(xiv)	to recommend to shareholders at shareholders’ general meetings the appointment or replacement of the independent auditors;

(xv)	to receive the working report from our management and examine their performance; and

(xvi)	to approve an aggregate amount of provision for impairment of assets not more than 3% of our latest audited consolidated net asset value, to clear an amount of provision for impairment of assets not more than 1% of our latest audited consolidated net asset value, and to execute in compliance with the relevant regulations on connected transactions of any provision and clearance of impairment of assets involving any connected transactions.

(xvii)	to exercise any other powers conferred by the shareholders in general meeting.

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

As approved by our shareholders in the 2004 annual shareholders general meeting held on June 28, 2005, we established a Directors’ Decision Making Risk Fund (“Risk Fund”) to compensate the Directors, Supervisors, Executive Officers and other applicable personnel for personal economic losses resulted from their performance of duties in accordance with the laws, regulations or our Articles of Association or while attempting to procure legitimate benefits for our company. According to the “Management Measures for the Directors’ Decision Making Risk Fund of Yanzhou Coal Mining Company Limited” (filed as Exhibit 4.3 to this annual report) effective from January 1, 2005, RMB100,000 for each incumbent Director and RMB50,000 for each incumbent Supervisor, Executive Officer and other applicable personnel will be drawn annually to form the Risk Fund. The compensation paid from the Risk Fund will only be granted upon the Board’s approval.

Audit Committee of the Board of Directors

Pursuant to a resolution passed on October 29, 2002, our Board of Directors established an audit committee and an audit department as the audit committee’s execution body. The primary duties of our audit committee as set out in the committee charter include review and audit of our (i) internal audit system, (ii) internal control procedures, (iii) financial reporting channels, and (iv) disclosure of financial information. The audit committee also pre-approves audit and non-audit services provided by our independent auditors. As approved by the Board of Directors on June 28, 2005, the audit committee is consisted of six members, including four independent non-executive directors, one director and one employee representative. Mr. Cui Jianming, who is a financial expert, was elected as the chairman of the audit committee. Mr. Cui has extensive experience in financial accounting and audit management. Mr. Cui is a senior auditor and certified accountant and is the chairman of the Association of China Certified Accountants.

Currently, the members of our audit committee of the Board of Directors are:

Name	Age	Position	Ownership of Shares
CUI Jianming	72	Independent non-executive director	0

PU Hongjiu	68	Independent non-executive director	0

Name	Age	Position	Ownership of Shares

WANG Xiaojun	50	Independent non-executive director	0

WANG Quanxi	49	Independent non-executive director	0

CHEN Changchun	51	Director	0

DONG Yunqing	49	Employee director	0

As a foreign private issuer, we reply on the exemption under Section 303A of the NYSE Listed Company Manual which allows foreign private issuers until July 31, 2005, to comply with the relevant audit committee standards set out in Section 303A.06. See “Item 16.D Exemptions from the Listing Standards for Audit Committees.”

Supervisory Committee

We have a supervisory committee comprising five members, one of whom is an employee representative. Supervisors serve a term of three years. The supervisory committee shall be accountable to the shareholders in a general meeting and shall exercise the following functions and powers in accordance with law:

•	to review our financial position;

•	to supervise the Directors, general manager, deputy general managers and other senior officers to ensure that they do not act in contravention of any law, regulation or our Articles of Association;

•	to demand any Director, general manager, deputy general manager or any other senior officer who acts in a manner which is harmful to our interest to rectify such behavior;

•	to verify such financial information as financial reports, business reports and profit distribution plans to be submitted by the Board of Directors to shareholders’ general meetings and to authorize, in our name, publicly certified and practicing accountants to assist in the re-examination of such information should any doubt arise in respect thereof;

•	to propose to convene shareholders’ extraordinary general meetings and extraordinary board meetings;

•	to represent us in negotiations with or in bringing actions against a Director; and

•	other functions and powers specified in our Articles of Association.

Supervisors shall attend meetings of the Board of Directors.

Nomination / Corporate Governance / Compensation Committee

As of the date of this annual report, the Parent Company held 1,670,000,000 Shares in the form of Legal Person Shares, representing 54.33% of our total Shares on the same day. As more than 50% of our voting power is held by the Parent Company, we are a “controlled company” under NYSE Listing Rules 303A.00. As a result, we are not required to establish a Nomination Committee, Corporate Governance Committee or Compensation Committee under Sections 303A.04 and 303A.05 of the NYSE Listing Rules.

Arrangement to Purchase Equity or Debt Securities and Other Arrangements

At no time during the year ended December 31, 2004, were we, our Parent Company or any of our fellow subsidiaries a party to any arrangement to enable our Directors or Supervisors to acquire benefits by means of the acquisition of our equity or debt securities or any other body corporate with the exception of the A Shares issued to our Directors, Supervisors and senior management.

There is no arrangement or understanding between any Director and any major shareholder, customer or supplier in connection with the selection of such Director.

Service Contracts of Directors and Supervisors

Each of the Directors and Supervisors has entered into a service contract with us. Under such contracts, each executive director will receive a salary and a discretionary year-end bonus, at such levels as are proposed by the Board of Directors and approved by the shareholders of our company in general meetings, provided that the discretionary year-end bonuses paid to our Executive Directors and other employees (including, but not limited to, our other Directors, Supervisors and executive officers) do not, in aggregate, exceed 1% of the net profit after taxation and extraordinary losses but before extraordinary gains for that year.

Save as disclosed herein, no Director or Supervisor has entered into any service contract with our company which is not terminable by us within one year without payment other than statutory compensation.

D. Employees

General

The table below sets forth the number of our employees by function as of the period indicated:

	As of December 31,
	2002	2003	2004
Coal Production employees	21,252	21,419	22,369
Engineers and technicians	811	923	1,023
Management and administrative personnel	2,007	1,847	2,055
Support staff	3,802	3,772	3,819

Total	27,872	27,961	29,266

The table below sets forth the number of our employees by locations as of December 31, 2004:

Location	Employees	% of Total
Shandong	29,253	99.96
Shanxi	13	0.04

Total	29,266	100.0

The total remuneration of our employees includes wages and bonuses. We paid our employees an aggregate of approximately RMB824.8 million, RMB875.7 million and RMB1,051.7 million in wages and bonuses in the years ended December 31, 2002, 2003 and 2004, respectively. The compensation of an employee directly involved in underground mining is based on the production of such employee, as well as the production of the employee’s mining team. Employees and their families also receive certain social welfare benefits and education and health services from the Parent Company. These benefits are provided in some cases by the Parent Company, as required by PRC laws and rules and regulations. We in turn pay the Parent Company for all such benefits.

The Parent Company is responsible for the administration of our employee pension fund and for the provision of retirement benefits to our retirees. According to the Pension Fund Agreement entered into between the Parent Company and us, we are obligated to set aside the pension fund which equals 45% of the total remuneration paid to our employees, for the Parent Company to pay the local pension fund authority for and on behalf of our employees and to pay for employee retirement benefits. The welfare of retired employees is administrated by the Parent Company. The Pension Fund Agreement was renewed in 2002. We and the Parent Company agreed that the foregoing pension fund scheme will be continuously applied from 2002 to 2006. We further carry personal injury insurance for employees. The premium is 1.8% of the total remuneration of the employees.

Our subsidiaries are participants in a State-managed retirement scheme pursuant to which the subsidiaries pay a fixed percentage of their qualifying staff’s wages as a contribution to the scheme. The subsidiaries’ financial obligations under this scheme are limited to the payment of the employer’s contribution. In 2004, contributions payable by the subsidiaries pursuant to this arrangement were insignificant.

Under the Agreement, in respect of every five-year period following the expiration of this period, we and the Parent Company will determine a new contribution rate for us with reference to estimates of pension and welfare benefit expenditures and employees’ wages in respect of the employees of the Parent Company and us during such period. If we and the Parent Company cannot agree on the level of contribution for any such subsequent five-year period, then the contribution rate will be fixed by an independent arbitrator. In 2002, 2003 and 2004, total contributions paid by us for our Directors, Supervisors, Executive Officers and senior management to the pension fund were approximately RMB0.8 million, RMB0.7 million and RMB1.4 million, respectively. In addition, each employee of ours currently pays a percentage of his or her salary as an additional contribution. Upon retirement, our employees are entitled to the payment of a pension from the scheme.

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

Medical Insurance Scheme

In accordance with the relevant regulations of the Shandong Provincial People’s Government, since January 1, 2002, we have established and commenced implementing a basic medical insurance scheme for employees, which comprises basic medical insurance and supplementary medical insurance schemes. The schemes are described below.

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

Housing Scheme

Under the Materials and Services Supply Agreement, and its Supplemental Agreement, entered into between the Parent Company and us, the Parent Company is responsible for providing accommodation to our employees. We and the Parent Company share the incidental expenses relating to the provision of such accommodation on a pro-rata basis based on our respective number of employees and mutual agreement. Such expenses amounted to RMB37.2 million for 2002, 2003 and 2004, respectively.

Commencing from 2002, we have paid to our employees a housing allowance, which is based on a fixed percentage of employees’ wages, for the purchase of residential housing. In 2002, 2003 and 2004, housing allowances paid by us to employees amounted to RMB129.7 million, RMB136.5 million and RMB137.3 million, respectively.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 31, 2004, the Parent Company owned 54.33% of our share capital (see table below). The Parent Company’s equity interests in our company has been diluted to the current shareholding of 54.33% from 58.19% after our H Shares placement in 2004. As a majority shareholder, the Parent Company is able to make most of the decisions adopted by us. Currently, all of our ordinary shares enjoy equal voting rights.

The following table sets forth certain information regarding ownership of our capital stock as of December 31, 2004 by all persons who are known by us to own beneficially more than 5% of our capital stock and by the Directors, Supervisors and Executive officers. As of December 31, 2004, the Directors, Supervisors and Executive Officers own, as a group, 71,000 A Shares, representing 0.0023% of our share capital. Under PRC law, shares held by the Directors, Supervisors and Executive Officers cannot be transferred during their respective tenures of office with us.

Identity of Person or Group	Title of Class	Shares Owned	Percentage of Capital Stock
Parent Company	Ordinary Shares in the form of Legal Person Shares, par value RMB1.00 each	1,670,000,000	54.33%

HKSCC Nominee Limited*	Ordinary Shares in the form of H Shares, par value RMB1.00 each	1,222,493,999	39.77%

Directors, Supervisors and Executive Officers	Ordinary Shares in the form of A Shares, par value RMB1.00 each	71,000	0.0023%

*	As the nominee of the clearing and settlement agent for our H Shares, HKSCC Nominee Limited is the record holder of our H Shares.

Our major shareholders do not have different voting rights from other shareholders.

To our knowledge, other than the Parent Company, which owns 54.33% of our Shares, we are not owned or controlled, directly or indirectly, by any other corporation, by any government, or by any other natural or legal person or persons, severally or jointly.

To our knowledge, there are no arrangements the operation of which may at a subsequent date result in us undergoing a change in control.

B. Related Party Transactions

The Material and Services Supply Agreement dated October 17, 1997, and its two Supplementary Agreements, entered into by and between us and the Parent Company, defined and provided for the types of authorized related party transactions between us and the Parent Company(the English translation of such agreements were disclosed in the combined prospectus dated March 24, 1998, the announcement dated October 30, 2001, the circular to shareholders dated November 22, 2001 and the circular to shareholders dated May 30, 2003).

The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) has granted a conditional waiver (the “Waiver”) to our company on July 11, 2003 from strict compliance with the requirements of disclosure and approval as stipulated in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) in respect of the connected transactions under the above agreements between us and the Parent Company for a period of three financial years ending December 31, 2005. The upper limits of the Waiver were as follows: the value of connected transactions relating to the provision of materials and services by us to the Parent Company shall not exceed 13% of our audited consolidated net sales in the immediately preceding financial year, and the aggregate value of connected transactions relating to the provision of materials and services by the Parent Company to us shall not exceed 26% of our company’s audited consolidated net sales in the immediate preceding financial year.

For the year ended December 31, 2004, the value of connected transactions relating to the provision of materials and services by us to the Parent Company was RMB902.9 million and accounted for 13.0% of our audited consolidated net sales in the year ended December 31, 2004, and the value of connected transactions relating to the provision of materials and services by the Parent Company to us was RMB1,326.9 million and accounted for 19.1% of our audited consolidated net sales in the year ended December 31, 2004.

The letter, as submitted by our auditors to the Board on April 18, 2005, has confirmed that the above on-going connected transactions between us and the Parent Company (a) have received the approval by the Board; (b) are in accordance with our price policies; (c) have been entered into in accordance with the relevant agreement governing the connected transactions, and (d) have not exceeded the cap disclosed in the previous announcement.

Our independent non-executive Directors have reviewed our on-going connected transaction with the Parent Company in the year 2004 and confirmed that: (1) all such connected transactions have been: (a) entered into by us in the ordinary and usual course of our business; (b) conducted either on normal commercial terms, or where there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favorable to us than terms available to or from independent third parties; and (c) entered into in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole; (2) the value of the connected transaction in respect of the on-going supply of materials and services has not exceeded the cap under the Waiver granted by the Hong Kong Stock Exchange on July 11, 2003.

For the years ended December 31, 2002, 2003 and 2004, we had the following on-going related party transactions with the Parent Company and/or its subsidiary companies:

	Year ended December 31,
	2002	2003	2004
	(RMB’000)	(RMB’000)	(RMB’000)
Income
Sales of coal	110,403	229,730	523,015
Sales of auxiliary materials	—	472,899	350,873
Net gains on sales of auxiliary materials	12,385	—	—
Utilities and facilities	5,000	29,000	29,000
Railway transportation services	496	66	—

Expenditure
Utilities and facilities	1,350	285,166	354,424
Annual fee for mining rights	12,980	12,980	12,980
Purchases of supply materials and equipment	409,117	373,710	303,549

Repair and maintenance services	239,297	225,408	222,949
Social welfare and support services	186,657	188,825	207,062
Technical support and training	15,130	15,130	15,130
Road transportation services	33,208	17,216	63,478
Construction services	—	507,824	160,342

During the years ended December 31, 2002, 2003 and 2004, we had the following significant transactions with Yanmei Shipping, certain management members of which were also our management members. Yanmei Shipping became our consolidated subsidiary in 2004:

	Year ended December 31,
	2002	2003	2004
	(RMB’000)	(RMB’000)	(RMB’000)
Sales of coal by us	37,693	77,155	—
Transportation services provided to us	—	74,783	—

Pension Fund Agreement

We participate in a multi-employer scheme of the Parent Company. The Parent Company is responsible to pay retirement benefits for our employees. According to the Pension Fund Agreement entered into between the Parent Company and us in 1997, which was renewed in 2002, we are obligated to set aside a pension fund equal to 45% of the total remuneration paid to our employees, which the Parent Company uses to pay the local pension fund authority for and on behalf of our employees. We and the Parent Company agreed that the foregoing pension fund scheme will be continuously applied from 2002 until 2006. In 2002, 2003 and 2004, the pension fund paid by us to the Parent Company was RMB334.1 million, RMB349.4 million and RMB408.5 million, respectively.

Payment to the Parent Company for the Acquisition of Parent Company’s Equity Interest in Heze.

The Parent Company invested RMB574.0 million in Heze, representing 95.67% of Heze’s total registered capital in October 2002. Heze is responsible for the exploitation and construction of Zhaolou Coal Mine in the Juye Coalfield. Our Board of Directors approved the acquisition of the Parent Company’s 95.67% interest in Heze for RMB584.0 million on June 28, 2005. As of the date of this annual report, we have paid RMB574.0 as partial payment for the acquisition of the Parent Company’s equity interest in Heze. See “ — Item 4. Information on the Company – Development of Juye Coalfield.”

Amounts Due to the Parent Company and Its Subsidiaries

The amounts due to the Parent Company and its subsidiary companies are non-interest bearing and unsecured. The amounts due to the Parent Company and its subsidiary companies as at December 31, 2004 included the present value of the outstanding balance that arose from the funding of the acquisition of the mining right of Jining III as of January 1, 2001 discounted using the market rate of bank borrowings. The following table sets forth the amounts due to the Parent Company and its subsidiary companies as at December 31, 2003 and 2004:

	As at December 31,
	2003	2004
	RMB’000	RMB’000
Term for Repayment
Within one year	369,620	—
More than one year, but not exceeding two years	9,802	9,230
More than two years, but not exceeding five years	26,101	24,574
Exceeding five years	14,956	7,253
Total due	420,479	41,057

Less: amount due within one year	369,620	—

Amount due after one year	50,859	41,057

Except for the payments disclosed above, there are no amounts due to the Parent Company and/or its subsidiary companies that have specific terms for repayment.

Expenditures for social welfare and support services (excluding medical and child care expenses) of RMB66.5 million, RMB63.5 million and RMB63.3 million for the year ended December 31, 2002, 2003 and 2004, respectively, and for technical support and training of RMB15.1 million for each of the three years ended December 31, 2004, have been charged to us by the Parent Company at a negotiated amount per annum, subject to changes every year.

The above transactions were charged either at market prices or based on terms agreed by both parties.

On January 1, 2001, we acquired Jining III from the Parent Company.

On January 1, 2002, we acquired Railway Assets from the Parent Company.

Interest of Management in certain transactions

None of the Directors or Supervisors or Executive Officers had, either directly or indirectly, any material interest in any significant material contract to which we were a party during the year ended December 31, 2004.

As at December 31, 2004, the Directors, Supervisors and Executive Officers owned, as a group, 71,000 A Shares representing approximately 0.0023% of our share capital. Under PRC law, shares held by Directors, Supervisors and Executive Officers may not be transferred during their respective tenures of office with us.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

The selected income statement data and cash flow data for the five years ended December 31, 2004 and the selected balance sheet data as of December 31, 2000, 2001, 2002, 2003 and 2004 set forth below are derived from, and should be read in conjunction with, and are qualified in their entirety by reference to the Financial Statements, including the notes thereto. The Financial Statements are prepared and presented in accordance with IFRS. For a discussion of certain differences between IFRS and U.S. GAAP, see Note 44 to the Financial Statements. For full consolidated statements and other financial information, see pages F-1 to F-55 following Item 19.

	As of and For the Year Ended December 31,
	2000	2001	2002	2003	2004	2004(1)
	RMB	RMB	RMB	RMB	RMB	U.S.$
	(Amounts in millions except numbers of Shares and ADSs, and per Share, per ADS and operating data)
INCOME STATEMENT DATA
IFRS
Net Revenue
Net sales of coal
Domestic	2,090.7	2,599.8	3,414.0	4,337.1	7,407.0	894.9
Export(2)	1,509.0	2,276.2	2,799.9	2,457.2	2,947.3	356.1
Railway transportation service income	—	—	142.5	154.6	220.8	26.7
Total net revenue	3,599.7	4,876.0	6,356.4	6,948.9	10,575.1	1,277.7
Gross profit	1,616.2	2,063.4	2,993.5	3,193.9	6,023.4	727.8
Operating income	1,040.7	1,421.7	1,866.1	2,034.9	4,709.3	569.2
Income from continuing operation	1,040.7	1,421.7	1,866.1	2,034.9	4,709.3	569.2
Interest expenses	(5.0)	(61.5)	(117.9)	(60.0)	(35.9)	(4.3)
Income before income taxes	1,035.7	1,360.2	1,748.2	1,974.9	4,673.3	564.6
Net income	748.4	970.9	1,222.0	1,386.7	3,154.3	381.1
Net income per Share	0.29	0.35	0.43	0.48	1.06	0.13
Net income per ADS	14.39	17.29	21.29	24.16	53.20	6.43

Operating income per Share	0.40	0.51	0.65	0.71	1.59	0.19
Income from continuing operation per ADS	20.01	25.32	32.51	35.45	79.42	9.60
U.S. GAAP
Net income(3)	918.6	1,227.6	1,325.7	1,499.2	3,272.5	395.4
Net income per Share	0.35	0.44	0.46	0.52	1.10	0.13
Net income per ADS	17.66	21.86	23.1	26.12	55.19	6.67

CASH FLOW DATA
IFRS
Net cash provided by operating activities	1,023.2	1,610.2	2,239.7	2,701.2	4,418.4	533.9
Depreciation	514.2	819.6	851.1	933.8	971.9	117.4

Net cash used in investing activities	(464.7)	(1,948.2)	(2,165.5)	(1,310.3)	(2,300.8)	(278.0)
Net cash (used in) provided by financing activities	(231.4)	618.0	345.2	(911.4)	1,075.4	129.9

OTHER FINANCIAL DATA
Operating income	1,040.7	1,421.7	1,866.1	2,034.9	4,709.3	569.0
Less: Interest income	(26.0)	(39.9)	(30.2)	(17.8)	(92.7)	(11.2)
Add: Depreciation and amortization	515.0	827.0	858.5	950.5	994.3	120.1
EBITDA(4)	1,529.7	2,208.8	2,694.4	2,967.6	5,610.9	677.9
EBITDA margin(5)	42.5%	45.3%	42.4%	42.7%	53.1%	53.1%

OPERATING DATA
Raw coal production (‘000 tonnes)	27,456	34,018	38,435	43,279	39,146	N/A
Net sales (‘000 tonnes)

	As of and For the Year Ended December 31,
	2000	2001	2002	2003	2004	2004(1)
	RMB	RMB	RMB	RMB	RMB	U.S.$
	(Amounts in millions except numbers of Shares and ADSs, and per Share, per ADS and operating data)
Domestic	16,430	18,369	20,582	25,776	27,988	N/A
Export	10,085	12,666	14,466	13,632	10,016	N/A
Total	26,515	31,035	35,048	39,408	38,004	N/A

BALANCE SHEET DATA
IFRS
Net current assets	1,270.7	1,166.2	2,157.4	2,045.2	5,761.3	696.1
Property, plant and equipment and land use right, net	5,500.5	7,851.8	8,895.1	9,221.3	9,128.9	1,103.0
Total assets	8,103.7	11,182.6	12,924.0	13,909.9	18,336.7	2,215.5
Total long-term borrowings	—	72.5	1,261.3	650.9	441.1	53.5
Owners’ equity	6,869.6	9,060.0	9,995.0	11,083.2	15,523.8	1,875.6
U.S. GAAP
Property, plant and equipment and land use right, net	6,564.0	7,176.7	7,271.4	7,785.8	7,880.8	952.2
Total assets	9,604.6	11,071.0	11,787.5	12,845.8	17,327.8	2,093.6
Owners’ equity	8,349.6	7,668.9	8,858.5	10,019.2	14,537.9	1,756.5

Number of Shares
Domestic Shares	1,750.0	1,850.0	1,850.0	1,850.0	1,850.0	N/A
H Shares (including H Shares represented by ADS)	850.0	1,020.0	1,020.0	1,020.0	1,224.0	N/A
ADS	17.0	20.4	20.4	20.4	24.5	N/A
Dividend per
Domestic Share/H Share(6)	0.089	0.082	0.100	0.104	0.153	0.02
ADS(7)	4.45	4.10	5.00	5.20	7.65	1.0

(1)	The above financial highlights as of and for the year 2004 represent the data resulting from the consolidation of the financial statements of Shandong Yanmei Shipping Co. Ltd. (“Yanmei Shipping”), Yanzhou Coal Yulin Power Chemical Co. Limited, Yancoal Australia Pty Limited and Austar Coal Mine Pty Limited. The gross profit, taxes and surcharges resulting from the principal businesses of Yanmei Shipping are calculated as the transportation cost of coal of us. As the sales income, operation results, and assets of Yanmei Shipping have only limited impact on us, they are not separately set out and analyzed in this report. Yanzhou Coal Yulin Power Chemical Co., Limited, Yancoal Australia Pty Limited and Austar Coal Mine Pty Limited are currently in the preparation stage or in the construction stage and have limited impact on our financial results, and hence are not separately set out and analyzed in this report.
(2)	Export sales constituted 41.9%, 46.7%, 44.0%, 35.4% and 27.9% of total net revenue in 2000, 2001, 2002, 2003 and 2004, respectively.
(3)	The net income for the years ended December 31, 2000 and 2001 under U.S. GAAP included the loss of Jining III acquired in 2001 using the pooling of interest method. The net income for the years ended December 31, 2000 and 2001 under U.S. GAAP included the profit of Railway Assets using the pooling of interest method.

U.S. GAAP net income for the two years ended December 31, 2000 and 2001, and U.S. GAAP total assets value and owners’ equity as at December 31, 2000 and 2001, have not been restated to show the effects of the acquisition of Railway Assets accounted for as a pooling of interests (see Note 44 to the financial statements) as such information is not available without significant costs and effort.

(4)	EBITDA refers to earnings before interest income, interest expense, taxes, depreciation and amortization. EBITDA should not be construed as an alternative to operating income or any other measure of performance or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing and financing activities. The items of net income excluded from EBITDA are significant components in understanding and assessing our financial performance, and EBITDA does not take into account capital expenditures or changes in working capital, which could have a material impact on ours operating cash flow. Our computation of EBITDA may not be comparable to other similarly titled measures of other companies. We have included the information concerning EBITDA because management believes it is a useful supplement to cash flow data as a measure of our performance.
(5)	EBITDA margin represents EBITDA as a percentage of our total net revenue.
(6)	The calculation of Dividend per Domestic Share/H Share is based on the dividend paid in the relevant year and total number of Domestic Shares and H Shares ranking for the dividend.
(7)	Dividend per ADS is calculated at 50 times Dividend per Domestic Share/H Share based on one ADS being equivalent to 50 H Shares.

Export Sales

Please see “Item 4 - Information on the Company - B. Business Overview - Sales and Marketing.”

Legal Proceedings and Arbitration

In the past we have entered into lending transactions wherein we make loans through PRC financial institutions to unrelated third-party corporate borrowers, and for which guarantees are provided by other unrelated third-party corporate entities. On January 19, 2005. Shandong Xinjia Industry Co., Ltd. (“Shandong Xinjia”), the borrower under one such loan (the “Defaulted Loan”) defaulted on the payment of principal of RMB640 million and interest. Payment of the Defaulted Loan is guaranteed by Lianda Group Co., Ltd. (“Lianda”) and secured by pledges of the following shares owned by Lianda; (i) 170 million state legal person shares of Huaxia Bank Company Limited (“Huaxia Bank”), a PRC banking company whose shares are listed on the Shanghai Stock Exchange; and (ii) controlling equity interests in an unlisted PRC company (together, the “Pledged Shares”).

At our request, the People’s High Court of Shandong Province (the “High Court”) granted an order sequestering a total of 289 million Huaxia Bank shares owned by Lianda, including the 170 million shares pledged to us, and on January 22, 2005 we filed an application with the High Court for execution of the court order. On March 28, 2005, the High Court issued judgment allowing for the auction of the sequestered Huaxia Bank shares, with the auction proceeds to be used among others to pay outstanding principal, interest and premium on the Defaulted Loan. However, the proposed auction of the Huaxia Bank shares has been temporarily suspended by the High Court pending application for approval from the relevant government authority to dispose of such shares. Such approval has not yet been obtained.

Save as disclosed above, we were not involved in other significant litigation and arbitration in 2004.

Dividends Policy

According to our Articles of Associations, the shareholders shall by way of an ordinary resolution authorize our Board of Directors to declare and pay the interim and final dividends. Dividend shall be paid once a year. We may distribute dividends in the form of cash or shares. Our after-tax profit shall be allocated in accordance with the following order: (1) compensation of losses; (2) allocation to the statutory common reserve fund; (3) allocation to the statutory common welfare fund; (4) allocation to the discretionary common reserve fund upon approval by resolution of the shareholders’ general meeting; (5) payment of dividends in respect of ordinary shares. We shall not allocate dividends or carry out other allocations in the form of bonuses before we have compensated for our losses and made allocations to the statutory common reserve fund and the statutory common welfare fund.

B. Significant Changes

On June 28, 2005, our shareholders approved a special resolution granting the Board of Directors an unconditional general mandate to issue and allot additional H Shares in our capital in an amount up to 20% of the aggregate nominal amount of H Shares in issue.

Other than events disclosed above and elsewhere in this annual report, there have been no significant changes since the date of the financial statements attached to this Form 20-F.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

As of December 31, 2004, our capital structure was as follows:

Type	Amount of Shares
State legal person shares	1,670,000,000
A Shares	180,000,000
H Shares	1,224,000,000

Total	3,074,000,000

The issuance history of our shares is as follows:

	H Shares			A Shares
	Initial offering	Second offering	Third offering	Initial offering	Second offering
Time of issue	March 1998	May 2001	July 2004	June 1998	January 2001
Issue amount	850,000,000	170,000,000	204,000,000	80,000,000	100,000,000

As of May 31, 2004, a total of 1,670,000,000 State Legal Person Shares were outstanding and all the State Legal Person Shares were held by the Parent Company on behalf of the State. The State Legal Person Shares are not publicly traded.

Set out below is certain market information relating to the H Shares, ADSs and A Shares in respect of 2000, 2001, 2002 and 2003, each quarterly period within the fiscal years ended December 31, 2003 and 2004 and each monthly period ended May 31, 2005:

	Price per H Share (HK$)		Price per ADS (U.S.$)		Price per A Share (RMB)
	High	Low	High	Low	High	Low
2000	2.77	1.08	17.19	7.88	12.49	6.92
2001	3.95	1.90	24.6	12.6	13.1	8.28
2002	3.55	2.40	22.30	15.80	10.01	8.00
2003
First quarter	3.65	3.00	23.40	19.90	9.28	7.72
Second quarter	3.825	2.625	25.01	17.80	10.20	8.72
Third quarter	4.90	3.60	30.80	23.85	9.34	7.53
Fourth quarter	8.20	4.30	53.20	27.60	11.29	7.62
2004
First quarter	9.70	6.50	60.65	42.00	15.30	10.88
Second quarter	9.85	5.20	62.80	33.25	15.82	12.38
Third quarter	10.25	7.55	66.28	50.86	15.50	12.00
Fourth quarter	12.45	9.40	79.50	61.18	15.55	11.65
December	12.00	10.65	76.90	68.50	14.27	11.65
2005
January	11.45	10.30	72.50	66.00	12.44	11.25
February	12.30	10.75	78.95	68.00	14.09	12.05
March	12.30	10.50	78.95	67.12	13.89	11.69
April	11.20	9.95	71.86	63.80	12.98	10.93
May	10.85	6.00	70.15	62.00	11.75	9.97

As of December 31, 2004, a total of 1,224,000,000 H Shares were outstanding, 28,294,700 Shares of which, representing 2.31% of the outstanding H Shares, were held in the form of ADSs (a total of 565,894 ADSs). The outstanding ADSs were held by nine holders of record on May 31, 2005.

B. Plan of Distribution

Not applicable.

C. Markets

Our Shares are currently listed on the Shanghai Stock Exchange under the approval of the China Securities Regulatory Commission. The principal trading market for the H Shares is the Hong Kong Stock Exchange. The ADSs have been issued by The Bank of New York as Depositary and are listed on the New York Stock Exchange under the symbol “YZC”. Prior to the initial public offering and subsequent listings on the Hong Kong and New York Stock Exchanges on April l, 1998 and March 31, 1998, respectively, there was no market for the H Shares or the ADSs. For market price information for the exchanges our securities are listed, see “Item A – Offer and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

General

Since our Articles of Association took effect on September 25, 1997, the PRC Government and other regulatory authorities have promulgated various rules, regulations and opinions which primarily include The Securities Laws of the PRC, the Guide, the General Meeting Opinions and the Independent Director Guiding Opinions. The supervisory authorities require listed companies to incorporate such rules, regulations and opinions into their articles of associations as appropriate.

A copy of the English translation of our Articles of Association was filed with the Commission as an exhibit to the registration statement on Form F-1 under the Securities Act in connection with a global offering of our H shares and related American depositary shares on October 17, 1997. We amended our Articles of Association at an extraordinary general meeting on April 22, 2002, and the full text of the English translation of the Revised Articles of Association was filed with the Commission on our 2001 Form 20-F filed on June 27, 2002. We further revised our Articles of Association at an annual general meeting held on June 25, 2004. We subsequently revised our Articles of Association at the shareholders meeting held on July 28, 2004 and June 28, 2005, and the full text of the English translation of the amended Articles of Association are filed with this Form 20-F as Exhibit 1.

Selected Summary of the Articles of Association

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

Our scope of business includes mining, selection and sale of coal; cargo transportation; production and sale of knitted products, mining equipment, concrete and finished products; sales of metal material, chemicals, construction material, timber, fuel, oil and rubber products; manufacture and sale of other mining material; manufacture and sale of textiles; general coal mine science technological advisory services; and provision of restaurant, housing and travel services; the storage, loading and discharge of coal in ports, inland water transports, commodity logistics service and repair of ships in our scope of business.

Board of Directors

Our Directors are elected at the shareholders’ general meeting for terms not exceeding three years. At the expiry of a director’s term, the term is renewable upon re-election. The Board of Directors is accountable to the shareholders in general meeting.

We have established a system of independent Directors and currently have four independent Directors. The independent Directors do not hold any positions in our company other than as director and do not maintain with us and our substantial shareholders a connection which may hamper their independent and objective judgment. Apart from the powers granted to directors by the Company Law and other relevant laws, regulations and the Articles of Association, the independent Directors shall have the following special powers:

•	Substantial connected transactions (determined in accordance with the standard promulgated from time to time by the regulatory organizations of the place where the Company’s shares are listed), and engaging or ceasing to engage an accounting firm, shall be agreed by more than one-half of the independent Directors before submitting to the Board of Directors for discussion;

•	The independent Directors may request the Board of Directors to convene an extraordinary general meeting, and suggest the convening of a board meeting, and publicly collect voting rights from the shareholders before the shareholders’ general meeting, which shall all be agreed by more than one-half of the independent Directors;

•	With the consent of all the independent Directors, the independent Directors may engage external audit institutions or consultative institutions independently to provide audit and consultation for specific matters of the Company, the relevant costs of which shall be undertaken by the Company.

If the above recommendation are not accepted or the above powers can not be exercised ordinarily, the Company shall disclose the circumstances accordingly

The Articles do not contain any requirement for (i) the Directors to retire by a specified age, or (ii) the Directors to own any or a specified number of our shares.

Our Articles provide that when passing a resolution in relation to connected transaction at a board meeting, or where any Director or any of its Associates (as defined under the Listing Rules of the Stock Exchange of Hong Kong) is connected with such resolution, such connected director shall excuse himself from the Board of Directors’ meeting, shall not have any voting rights in respect thereof and shall not be counted as part of the quorum of the Board of Directors’ meeting. If a quorum is not formed at the Board of Directors’ meeting as a result of the absence of the connected Director, all Directors (including the connected Director) shall pass a resolution in relation to the procedural issues on submitting such transaction for consideration at a shareholders’ general meeting of the Company, such that relevant resolutions in respect of such transaction can be passed at the shareholders’ general meeting.

With the approval over two-thirds of all directors, the Board of Directors may make decisions on the following matters:

•	a single investment below 10% of the Company’s most recently audited net asset value, including share investment and investment in production; however, any matters requiring the approval of the China Securities Regulatory Commission, such as public offer of securities, shall be subject to approval of the shareholders’ general meeting;

•	a single loan of less than 10% of the Company’s most recently audited net asset value and the debt ratio to the Company’s assets remains under 60% after such financing;

•	mortgages or pledges of assets the cumulative outstanding amount of which is less than 30% of the Company’s most recently audited net asset value;

•	external guarantees of less than 3% of the Company’s most recently audited net asset value for a single amount and less than 10% of such value for the cumulative amount;

•	matters involving connected transactions, which have to be conducted in accordance with the relevant regulations of China Securities Regulatory Commission and the listing rules of the Stock Exchange on which the shares are listed.

Description of the Shares

Our share capital structure is as follows: 3,074,000,000 ordinary shares, of which (a) 1,670,000,000 shares, which represent 54.33% of our share capital, are held by Yankuang Group Corporation Limited as domestic legal person shares; (b) 1,224,000,000 shares, which represent 39.82% of our share capital, are held by the H Shares shareholders; and (c) 180,000,000 shares, which represent 5.85% of our share capital, are held by the A Shares shareholders.

Our ordinary shareholders shall enjoy the following rights:

•	the right to receive dividends and other distributions in proportion to the number of shares held;

•	the right to attend or appoint a proxy to attend shareholders’ general meetings and to vote thereat;

•	the right of supervisory management over our business operations and the right to present proposals or to raise queries;

•	the right to transfer, grant or pledge shares so held in accordance with laws, administrative regulations and provisions of our Articles of Association;

•	the right to obtain relevant information in accordance with the provisions of our Articles of Association;

•	in the event of our termination or liquidation, the right to participate in the distribution of our surplus assets in accordance with the number of shares held;

•	other rights conferred by laws, administrative regulations and our Articles of Association.

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

Shareholders’ Meeting

Shareholders’ general meetings are divided into annual general meetings and extraordinary general meetings. Shareholders’ general meetings shall be convened by the Board of Directors. Annual general meetings are held once every year and within six months from the end of the preceding financial year. The Board of Directors shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events:

•	where the number of Directors is less than the number stipulated in the Company Law or two-thirds of the number specified in our Articles of Association;

•	where our unrecovered losses amount to one-third of the total amount of our share capital;

•	where shareholder(s) singly or jointly holding 10% or more of our issued and outstanding voting shares request(s) in writing for the convening of an extraordinary general meeting;

•	whenever the Board of Directors deems necessary or the supervisory committee so requests; or

•	whenever more than a half of the independent Directors so request.

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

Unless otherwise specified, all rights, obligations and protections discussed below derived from the Articles of Association, the PRC Company Law and abovementioned laws and regulations.

Significant Differences in the H Shares and A Shares. Holders of H Shares and Domestic Shares, with minor exceptions, are entitled to the same economic and voting rights. However, the Articles of Association provide that holders of H shares will receive dividends in HK dollars while holders of Domestic Shares will receive dividends in Renminbi. In addition, the H Shares can be traded only by investors of Taiwan, Hong Kong, Macau and any country other than the PRC, while A Shares may be traded only by PRC investors and qualified foreign institutional investors (“QFII”). The state-owned Legal Person Shares are not transferable without the approval of the PRC Government.

Restrictions on Transferability and the Share Register. H Shares may be traded only by investors from Taiwan, Hong Kong and Macau and any country or territories other than the PRC and may not be sold to PRC investors. The Articles of Association provide that PRC investors are not entitled to be registered as holders of H Shares. The consequences under PRC law of a purported transfer of H Shares to PRC investors are unclear.

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

Interested Shareholders

Articles 96 and 97 of our Articles of Associations provide the following:

Article 96:

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

Article 97:

Shareholders of the affected class, whether or not otherwise having the right to vote at shareholders’ general meetings, have the right to vote at class meetings in respect of matters concerning sub-paragraphs (2) to (8), (11) and (12) of Article 96, but interested shareholder(s) shall not be entitled to vote at such class meetings.

(An) interested shareholder(s)”, as such term is used in the preceding paragraph, means:

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

C. Material Contracts

Placing and Underwriting Agreement for new H Shares

Pursuant to the authorization of our 2003 annual general meeting held on June 25, 2004 and the approval of the meeting of the Board held on July 7, 2004, we entered into the Placing and Underwriting Agreement with BNP Paribas Peregrine Capital Limited on July 7, 2004, pursuant to which we placed 204,000,000 new H shares with a Renminbi-denominated par value of RMB1.00 each at a price of HK$8.30 per share (the “Placing”), the total nominal value of the new H shares is RMB204.0 million. We raised net proceeds of HK$1,656,335,800 (approximately RMB1,756,875,383) from the Placing. The Placing and Underwriting Agreement is filed with this Form 20-F as Exhibit 4.1.

Asset Sale Agreement

We entered into the Asset Sale Agreement with the receivers and managers and the liquidators of Southland Coal Pty Limited in Australia in October 2004, pursuant to which we acquired the entire assets of Southland Colliery previously owned by Southland Coal Pty Limited in liquidation. The aggregate consideration for the acquisition is AUD32.0 million. We completed the acquisition of Southland Colliery assets on December 24, 2004. Please see “ Item 4. Information of the Company - D. Property, Plants and Equipment,” for more details of Austar Coal Mine. The Asset Sale Agreement is filed with this Form 20-F as Exhibit 4.2.

Loan Agreement

We entered into the Loan Agreement with Bank of China Jining Branch, Shandong Xinjia and the Lianda Group on December 13, 2004 pursuant to which we provide a RMB640.0 million loan to Shandong Xinjia. The loan was guaranteed by Lianda Group and secured by pledges. Shandong Xinjia defaulted on the payment of principal of RMB640 million and interest. For more information, please see “Item 8. Financial Information - Legal Proceedings and Arbitration.” The English translation of the summary of the Loan Agreement is filed with this Form 20-F as Exhibit 4.3.

Save for the foregoing and except as disclosed in our 2002 and 2003 annual reports on Form 20-F, we were not a party to any material contract during the two years preceding the date of this annual report.

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

Foreign exchange transactions under the capital account, including principal payments in respect of foreign currency-denominated obligations, are subject to significant foreign exchange controls and require the approval of the State Administration of Foreign Exchange. These limitations could affect our ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange for capital expenditures.

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

WE URGE YOU TO CONSULT YOUR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE AND LOCAL AND THE PRC AND HONG KONG AND OTHER TAX CONSEQUENCES OF THE PURCHASE, HOLDING AND/OR DISPOSAL OF H SHARES OR ADSs. IN PARTICULAR, WE URGE YOU TO CONFIRM YOUR STATUS AS UNITED STATES HOLDERS (AS HEREINAFTER DEFINED) WITH YOUR ADVISORS AND TO DISCUSS WITH YOUR ADVISORS ANY POSSIBLE CONSEQUENCES OF YOUR FAILURE TO QUALIFY AS UNITED STATES HOLDERS.

In general, and taking into account the assumptions set forth herein, for United States federal income and PRC tax purposes, holders of ADSs evidencing H shares will be treated as the owners of the H shares represented by those ADSs, and exchanges of H Shares for ADSs, and ADSs for H Shares, will not be subject to United States federal income or to PRC tax.

United States Federal Income Taxation

Each potential investor is strongly urged to consult his or her own tax advisor to determine the particular United States federal, state, local, treaty and foreign tax consequences of acquiring, owning or disposing of the H shares or ADSs.

U.S. Holders

The following is a general discussion of material United States federal income tax consequences of purchasing, owning and disposing of the H shares or ADSs if you are a U.S. holder, as defined below, and hold the H shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not address all of the tax consequences relating to the purchase, ownership and disposition of the H shares or ADSs, and does not take into account U.S. holders who may be subject to special rules including:

•	tax-exempt entities;

•	partnerships or other entities treated as partnerships for United States federal income tax purposes

•	certain insurance companies;

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders in securities that elect to mark to market;

•	U.S. holders liable for alternative minimum tax;

•	U.S. holders that own, actually or constructively, 10% or more of our voting stock;

•	banks;

•	grantor trusts;

•	dealers or traders in securities or currencies;

•	persons who receive the H shares or ADSs as compensation for services;

•	U.S. holders that hold the H shares or ADSs as part of a straddle or a hedging or conversion transaction; or

•	U.S. holders whose functional currency is not the U.S. dollar.

Moreover, this description does not address United States federal estate and gift taxes or any state or local tax consequences of the acquisition, ownership and disposition of the H shares or ADSs.

This discussion is based on the Code, its legislative history, final, temporary and proposed United States Treasury regulations promulgated thereunder, published rulings and court decisions as in effect on the date hereof, all of which are subject to change, or changes in interpretation, possibly with retroactive effect. In addition, this discussion is based in part upon representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreements will be performed according to its terms.

You are a “U.S. holder” if you are:

•	a citizen or resident of the United States for United States federal income tax purposes;

•	a corporation or other entity treated as a corporation for United States federal income tax purposes created or organized under the laws of the United States or any political subdivision thereof;

•	any entity created or organized in or under the laws of any other jurisdiction if treated as a United States corporation pursuant to United States federal income tax laws;

•	an estate the income of which is subject to United States federal income tax without regard to its source; or

•	a trust:

•	subject to the primary supervision of a United States court and the control of one or more United States persons; or

•	that has elected to be treated as a United States person under applicable United States Treasury regulations.

If a partnership (including any entity treated as a partnership for United States federal tax purposes) is a beneficial owner of the H shares or ADSs, the treatment of the partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If an investor is a partner in a partnership that holds H shares or ADSs, such investor should consult its tax advisor.

We urge you to consult your tax advisors regarding the United States federal, state, local and non-United States tax consequences of the purchase, ownership and disposition of the H shares or ADSs.

In general, if you hold ADRs evidencing ADSs, you will be treated as the owner of the H shares represented by the ADSs. The following discussion assumes that we are not a passive foreign investment company (“PFIC”), as discussed under “PFIC Rules” below.

Distributions on the H Shares or ADSs

The gross amount of any distribution (without reduction for any Chinese tax withheld) we make on the H shares or ADSs out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in your gross income as ordinary dividend income when the distribution is actually or constructively received by you, or by the depositary in the case of ADSs. Distributions that exceed our current and accumulated earnings and profits will be treated as a return of capital to you to the extent of your basis in the H shares or ADSs and thereafter as capital gain. Any dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from United States corporations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual, trust or estate prior to January 1, 2009 with respect to the H shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on H shares or ADSs will be treated as qualified dividends if either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (“IRS”) has approved for the purposes of the qualified dividend rules, or (ii) the dividends are with respect to ADSs readily tradable on a U.S. securities market, provided that we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC. The income tax treaty between China and the United States has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the income tax treaty between China and the United States. Moreover, the ADSs are currently traded on the NYSE. Finally, based on our audited financial statements and relevant market data, we believe that we did not satisfy the definition for PFIC status for U.S. federal income tax purposes with respect to our 2004 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2005 taxable year or any future year. However, our status in future years will depend on our income and assets (which for this purpose depends in part on the market value of the H shares or ADSs) in those years. See the discussion of the PFIC rules below.

The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of common stock and intermediaries through whom such stock is held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of H shares or ADSs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

If we make a distribution paid in HK dollars, you will be considered to receive the U.S. dollar value of the distribution determined at the spot HK dollar/U.S. dollar rate on the date such distribution is received by you or by the depositary, regardless of whether you or the depositary convert the distribution into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in your income to the date you or the depositary convert the distribution into U.S. dollars will be treated as United States source ordinary income or loss.

Subject to various limitations, any Chinese tax withheld from distributions in accordance with the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income will be deductible or creditable against your United States federal income tax liability. For foreign tax credit limitation purposes, dividends paid on the H shares or ADSs will be foreign source income, and generally will be treated as “passive income” or, in the case of some U.S. holders, “financial services income.” You may not be able to claim a foreign tax credit (and instead may claim a deduction) for non-United States taxes imposed on dividends paid on the H Shares or ADSs if you (i) have held the H shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale) or (iii) hold the H shares or ADSs in an arrangement in which your expected economic return, after non-United States taxes, is insubstantial.

Sale, Exchange or Other Disposition

Upon a sale, exchange or other disposition of the H shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H shares or ADSs. Any gain or loss will generally be United States source gain or loss for foreign tax credit limitation purposes. Capital gain of certain non-corporate U.S. holders, including individuals, is generally taxed at a maximum rate of 15 percent where the property has been held more than one year. Your ability to deduct capital losses is subject to limitations.

If you are paid in a currency other than U.S. dollars, any gain or loss resulting from currency exchange fluctuations during the period from the date of the payment resulting from sale, exchange or other disposition to the date you convert the payment into U.S. dollars will be treated as United States source ordinary income or loss.

PFIC Rules

In general, a foreign corporation is a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries:

•	75% or more of its gross income consists of passive income, such as dividends, interest, rents and royalties; or

•	50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income.

We believe that we will not meet either of the PFIC tests in the current or subsequent taxable years and therefore will not be treated as a PFIC for such periods. However, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

If we were a PFIC in any taxable year that you held the H shares or ADSs, you generally would be subject to special rules with respect to “excess distributions” made by us on the H shares or ADSs and with respect to gain from your disposition of the H shares or ADSs. An “excess distribution” generally is defined as the excess of the distributions you receive with respect to the H shares or ADSs in any taxable year over 125% of the average annual distributions you have received from us during the shorter of the three preceding years, or your holding period for the H shares or ADSs. Generally, you would be required to allocate any excess distribution or gain from the disposition of the H shares or ADSs ratably over your holding period for the H shares or ADSs. The portion of the excess distribution or gain allocated to a prior taxable year, other than a year prior to the first year in which we became a PFIC, would be taxed at the highest United States federal income tax rate on ordinary income in effect for such taxable year, and you would be subject to an interest charge on the resulting tax liability, determined as if the tax liability had been due with respect to such particular taxable years. The portion of the excess distribution or gain that is not allocated to prior taxable years, together with the portion allocated to the years prior to the first year in which we became a PFIC, would be included in your gross income for the taxable year of the excess distribution or disposition and taxed as ordinary income.

The foregoing rules with respect to excess distributions and dispositions may be avoided or reduced if you are eligible for and timely make a valid “mark-to-market” election. If your H shares or ADSs were treated as shares regularly traded on a “qualified exchange” for United States federal income tax purposes and a valid mark-to-market election was made, in calculating your taxable income for each taxable year you generally would be required to take into account as ordinary income or loss the difference, if any, between the fair market value and the adjusted tax basis of your H shares or ADSs at the end of your taxable year. However, the amount of loss you would be allowed is limited to the extent of the net amount of previously included income as a result of the mark-to-market election. The NYSE in which the ADSs will be traded is a qualified exchange for United States federal income tax purposes.

Alternatively, a timely election to treat us as a qualified electing fund under Section 1295 of the Code could be made to avoid the foregoing rules with respect to excess distributions and dispositions. You should be aware, however, that if we become a PFIC, we do not intend to satisfy record keeping requirements that would permit you to make a qualified electing fund election.

If you own the H shares or ADSs during any year that we are a PFIC, you must file IRS Form 8621. We encourage you to consult your own tax advisor concerning the United States federal income tax consequences of holding the H shares or ADSs that would arise if we were considered a PFIC.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to dividends in respect of the H shares or ADSs or the proceeds of the sale, exchange, or redemption of the H shares or ADSs paid within the United States, and in some cases, outside of the United States, other than to various exempt recipients, including corporations. In addition, you may, under some circumstances, be subject to “backup withholding” with respect to dividends paid on the H shares or ADSs or the proceeds of any sale, exchange or transfer of the H shares or ADSs, unless you

•	are a corporation or fall within various other exempt categories, and, when required, demonstrate this fact; or

•	Provide a correct taxpayer identification number on a properly completed IRS Form W-9 or a substitute form, certify that you are exempt from backup withholding and otherwise comply with applicable requirements of the backup withholding rules.

Any amount withheld under the backup withholding rules generally will be creditable against your United States federal income tax liability provided that you furnish the required information to the IRS in a timely manner. If you do not provide a correct taxpayer identification number you may be subject to penalties imposed by the IRS.

Hong Kong Taxation

The following discussion summarizes the material Hong Kong tax provisions relating to the ownership of H shares or ADSs purchased in connection with the global offering and held by you.

Dividends

Under current practice, no tax will be payable in Hong Kong in respect of dividends paid by us.

Taxation of Capital Gains

No tax is generally imposed in Hong Kong in respect of capital gains from the sale of property (such as the H shares). Trading gains from the sale of property by persons carrying on a business in Hong Kong, where such gains are derived from or arise in Hong Kong from such business, will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 17.5% on corporations and at a maximum rate of 16.0% on individuals. Gains from sales of the H shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of H shares realized by persons carrying on a business of trading or dealing in Hong Kong in securities.

There will be no liability for Hong Kong profits tax in respect of profits from the sale of ADSs, where purchases and sales of ADSs are effected outside Hong Kong, e.g. on the NYSE.

Hong Kong Stamp Duty

Hong Kong stamp duty will be payable by each of the seller and the purchaser for every sale and purchase, respectively, of the H shares. Stamp duty is charged at the rate of 0.2% of the value of the H shares transferred (the buyer and seller each paying half of such stamp duty). In addition, a fixed duty of HK$5 is currently payable on an instrument of transfer of H shares. If one of the parties to a sale is a non-resident of Hong Kong and does not pay the required stamp duty, the duty not paid will be assessed on the instrument of transfer (if any), and the transferee will be liable for payment of such duty.

The withdrawal of H shares when ADSs are surrendered, and the issuance of ADSs when H shares are deposited, may be subject to Hong Kong stamp duty at the rate described above for sale and purchase transactions, unless the withdrawal or deposit does not result in a change of beneficial ownership under Hong Kong law. The issuance of ADSs for deposited H shares issued directly to the depositary or for the account of the depositary should not lead to a Hong Kong stamp duty liability. You are not liable for the Hong Kong stamp duty on transfers of ADSs outside of Hong Kong so long as it does not result in a change of beneficial interest in the H shares.

Hong Kong Estate Duty

The Hong Kong budget handed down on March 16, 2005 proposed abolition of Hong Kong Estate Duty. As of the date of this annual report, a bill has been introduced but the law has not been enacted. It is expected that this abolition will be implemented. It is also expected that the abolition will take effect from the date of enactment and will not retroactively apply.

Estate duty is imposed upon the principal value of property situated in Hong Kong passing on the death of a person. H shares are regarded as property situated in Hong Kong for estate duty purposes. Hong Kong estate duty is imposed on the principal value of a deceased’s estate at graduated rates from 5% to 15%. No estate duty is payable where the principal value of the dutiable estate does not exceed HK$7.5 million; the maximum rate of 15% applies where the principal value exceeds HK$10.5 million.

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

I. Compliance and Exemption of Corporate Governance Standards Imposed by the New York Stock Exchange

As of the date of this annual report, 54.33% of our voting rights are vested in the Parent Company. We therefore are exempt from certain requirements of Section 303A of the NYSE Listed Company Manual: (i) we are not required to comply with Section 303A.01’s requirements to form a Board with the majority of independent directors, (ii) we are not required to comply with Section 303A.04’s requirements to form a nominating/corporate governance committee entirely consisted of independent directors, and (iii) we are not required to comply with Section 303A.05’s requirements to form a compensation committee entirely consisted of independent directors, and disclose herein.

We have established an audit committee pursuant to the requirements of Sections 303A.06 of the NYSE Listed Company Manual. Our audit committee is not in full compliance with the requirements of Sections 303A.06. We rely on the exemption under Section 303A of the NYSE Listed Company Manual which allows foreign private issuers until July 31, 2005, to comply with the relevant audit committee standards set out in Section 303A.06.

As a foreign private issuer, we set out below material differences between our corporate governance practices and the NYSE’s corporate governance requirements as set out in Section 303A of the Listed Company Manual:

	NYSE Listed Company Manual Requirements on Corporate Governance	Company’s Practices
Non-management directors must meet at regularly scheduled executive sessions without management	Section 303A.03 of the NYSE Listed Company Manual requires non-management directors of each listed company to meet at regularly scheduled executive sessions without management participation.	There is no identical corporate governance requirement in the PRC. We have established a reporting system to the Board to ensure that the Directors are informed of the our business and operations. We believe that the convening of Board meetings on a regularly basis offers the non-management Directors a well-established communication forum to voice their concerns and engage in full and open discussions regarding our business affairs.

Corporate Governance Guidelines

Section 303A.09 of the NYSE Listed Company Manual requires that a listed company must adopt and disclose corporate governance guidelines. In addition, Section 303A.09 lists out matters that must be addressed in the guidelines:

•      Director qualification standards;

•      Director responsibilities;

•      Director access to management and independent advisors;

•      Director compensation;

•      Director orientation and continuing education;

•      Management succession; and

•      Annual performance evaluation of the Board.

Although we have not adopted a separate set of corporate governance guidelines encompassing all corporate governance requirements required by the NYSE, our shareholders have approved relevant corporate rules and measures to address issues pertaining to: the operations, powers and responsibilities of the Shareholders, the Board, the Board of Supervisors, and the independent Directors; the disclosure of information; and connected transactions. We believe that collectively, the aforementioned rules and measures have adequately addressed the corporate governance requirements required by the NYSE and provide wider, more detailed corporate governance requirements that can further facilitate the effective operation of our company.

Code of Business Conduct and Ethics	Section 303A.10 of the NYSE Listed Company Manual requires that a listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a Code of Ethics in compliance with PRC laws and regulations as well as the rules of the relevant listing stock exchanges. The Code of Ethics is published on the our website. Although our current Code of Ethics as adopted does not completely conform to the NYSE rules, we believe that the existing Code of Ethics can adequately protect the interests of our company and the Shareholders.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

We entered into a long-term loan agreement with the Bank of China on December 3, 2001 and borrowed a total of RMB1.2 billion from the Bank of China on January 4, 2002. The initial interest rate of the loans was 6.2% per annum, subject to adjustment in accordance with statutory interest rate or changes by the State in the method of calculating interest during the term of the loan agreement. The interest rate of the loans was adjusted to 5.76% first in 2003 and then to 6.12% in 2004. The loan is repayable in six annual installments of RMB200.0 million each over a period of 96 months, commencing August 2004. Interest is payable on a quarterly basis. We made a partial repayment of RMB600.0 million in June 2003. According to the terms of the loan agreement, the balance of the loan is repayable in three annual installments of RMB200 million, i.e. on August 25, of each year beginning 2004 to 2006. We plan to repay the balance of the loan in two annual installments beginning on August 2005.

We have prepared a sensitivity analysis to assess the impact of interest rate fluctuations on our 2004 operating results. Based on this analysis, we estimate that an increase in the interest rate to 1% would have decreased our reported net earnings for 2004 by approximately RMB357.3 million.

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

As of December 31, 2004, we had Renminbi, U.S. Dollar, Euro, Australian Dollar and Hong Kong Dollar denominated savings accounts of RMB2,249.7 million U.S.$144.3 million, EUR78,186, AUD8.6 million and HK$1,671.0 million. Most of our sales are domestic and as such we have a limited amount of foreign currency denominated accounts receivable. Our export sales agents exchange 30% of the export sales proceeds from foreign currency to RMB and remit RMB and foreign currency to us.

We have prepared a sensitivity analysis to assess the impact of exchange rate fluctuation on our 2004 operating results. Based on this analysis, we estimate that a 10% decrease in the exchange rate for the U.S. dollar to RMB would have decreased our reported net earnings for 2004 by approximately RMB257.1 million.

Commodity Price Risk. Coal prices are subject to cyclical fluctuations from time to time due to imbalances between demand and supply. Fluctuations in prices directly affect our operating and financial performance. We have experienced substantial price fluctuations in the past and believe that such fluctuations will continue. The average selling price of our coal products was RMB177.3 per tonne in 2002, RMB172.4 in 2003, and RMB272.3 in 2004. As certain portion of our total sales are derived from export coal sales, any significant changes in the international coal industry may have a material adverse effect on our export sales and results of operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2004, we were not in default in the payment of principal or interest of any lenders.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

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

We are currently examining and reviewing our existing internal control structure and procedures with a view towards compliance with Section 404 of the Sarbanes-Oxley Act of 2002. As a foreign private issuer, we have until December 31, 2006 to establish and implement internal control structure and procedures that are in compliance with Section 404, and the corresponding assessment program to evaluate the effectiveness of our internal control structure and procedures.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee members are Cui Jianming, Pu Hongjiu, Wang Xiaojun, Wang Quanxi, Chen Changchun and Dong Yunqing with Mr. Cui Jianming, who is a financial expert, serving as the chairman of the committee. Mr. Cui has extensive experience in financial accounting and audit management. Mr. Cui is a senior auditor and certified accountant and is a consultant for the Association of China Certified Accountant. See “Item 6. Directors, Senior Management and Employees.”

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics that applies to our Chairman, Vice Chairman, chief executive officer, chief financial officer, Board Secretary, chief engineer, controller and other senior officers of the finance and audit department. Our Code of Ethics is subject to review by the Board of Directors from time to time and is subject to amendment. Our Code of Ethics has been posted on our corporate website: http://www.yanzhoucoal.com.cn/mygsbak/index.asp. A copy of this Code of Ethics is available to any person, without charge, upon request to the address on the cover of this Form 20-F.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Touche Tohmatsu Certified Public Accountants and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (collectively, “Deloitte Touche Tohmatsu”) served as our international and domestic independent registered accounting firms for the 2004 fiscal year. A description of the fees billed to us by Deloitte Touche Tohmatsu for professional services in each of the last two fiscal years is set forth below:

	Year ended December 31,
	2003	2004
	(HK$ thousands)
Audit fees	5,000	5,000
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	5,000	5,000

“Audit Fees” are the aggregate fees billed by Deloitte Touche Tohmatsu for the audit of our consolidated and annual financial statements, review of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Audit-Related Fees” are fees charged by Deloitte Touche Tohmatsu for services that are reasonably related to the performance of the audit or review of our financial statements but are not reported under “Audit Fees.” We have not paid Deloitte Touche Tohmatsu any Audit-Related Fees for 2003 and 2004 fiscal years.

Audit Committee Pre-Approval Policies and Procedures

The audit committee of our Board of Directors is responsible, among other things, for the recommendation or termination of external auditor subject to the requirements of applicable domestic and overseas listing rules and regulations. Before we can engage external auditors to perform audit or non-audit services, we must obtain the necessary pre-approval from the audit committee . For 2004, all of the audit services provided by Deloitte Touche Tohmatsu were pre-approved by our audit committee. As of the date of this report, we did not engage any accounting firms to provide non-audit services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Our audit committee consists of four independent non-executive directors, namely, Mr. Cui Jianming, Pu Hongjiu, Wang Xiaojun and Wang Quanxi; one director, Mr.Chen Changchun; and one employee director, namely, Mr. Dong Yunqing. As a foreign private issuer, we rely on the exemption under NYSE Listing Rule 303A.00 which allows foreign private issuers until July 31, 2005 to comply with the audit committee standards set out in NYSE Rule 303A.06

ITEM	16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide the Financial Statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS

References is made to pages F-1 to F-55 for year-end financial statements.

ITEM 19. EXHIBITS

(a) See pages F-1 to F-55 following this item.

(b) Index of Exhibits

Documents filed as exhibits to this annual report:

Exhibit Number	Description
1.1	- Amended Articles of Association of Yanzhou Coal Mining Company Limited as approved by the Shareholders on July 8, 2004 and June 28, 2005, respectively (English translation)

4.1	- Placing and Underwriting Agreement between us and BNP Paribas Peregrine Capital Limited dated July 7, 2004 (English original)

4.2	- Southland Colliery Asset Sale Agreement by and among us, the receivers, managers and the liquidators of Southland Coal Pty Limited dated October 5, 2004 (English original)

4.3	- Loan Agreement by and among us, Bank of China Jining Branch, Shandong Xinjia and the Lianda Group dated December 13, 2004 (English translation summary)

4.4	- Management Measures for the Directors’ Decision Making Risk Fund of Yanzhou Coal Mining Company Limited (English translation)

7.1	- Statement explaining how certain ratios were calculated in annual report

8.1	- List of subsidiaries of Yanzhou Coal Mining Company Limited

12.1	- Certification of chief executive officer pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Act of 1934

12.2	- Certification of chief financial officer pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Act of 1934

13.1	- Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	- Certification of chief financial officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

99.1	- Statement explaining how earnings per share information was calculated in this annual report

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YANZHOU COAL MINING COMPANY LIMITED
(Registrant)

Date: June 30, 2005	By:	/s/ YANG Deyu

YANZHOU COAL MINING COMPANY LIMITED

Report and Consolidated Financial Statements

For the year ended December 31, 2004

YANZHOU COAL MINING COMPANY LIMITED

REPORT AND FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS OF YANZHOU COAL MINING COMPANY LIMITED

(A joint stock company with limited liability established in the People’s Republic of China)

We have audited the accompanying consolidated balance sheets of Yanzhou Coal Mining Company Limited and its subsidiaries as of December 31, 2004 and 2003 and the related statements of income, changes in shareholders’ equity, and cash flows for the three years in the period ended December 31, 2004, all expressed in Renminbi. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Yanzhou Coal Mining Company Limited and its subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the three years in the period ended December 31, 2004 in conformity with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2004 and the determination of shareholders’ equity and financial position at December 31, 2004 and 2003, to the extent summarized in note 44.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

April 25, 2005

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED STATEMENTS OF INCOME

		Year ended December 31,
	NOTES	2004	2003	2002
		RMB’000	RMB’000	RMB’000
GROSS SALES OF COAL		11,757,052	8,386,629	7,772,315
TRANSPORTATION COSTS OF COAL		(1,402,715)	(1,592,294)	(1,558,414)

NET SALES OF COAL	6	10,354,337	6,794,335	6,213,901
RAILWAY TRANSPORTATION SERVICE INCOME		220,771	154,585	142,471

		10,575,108	6,948,920	6,356,372
COST OF SALES AND SERVICE PROVIDED	7	(4,551,703)	(3,755,023)	(3,362,901)

GROSS PROFIT		6,023,405	3,193,897	2,993,471

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	8	(1,479,863)	(1,264,858)	(1,231,059)
OTHER OPERATING INCOME	9	165,732	105,845	103,729

OPERATING INCOME		4,709,274	2,034,884	1,866,141

INTEREST EXPENSES	10	(35,942)	(59,966)	(117,929)

INCOME BEFORE INCOME TAXES	11	4,673,332	1,974,918	1,748,212

INCOME TAXES	13	(1,518,762)	(587,710)	(523,148)

INCOME BEFORE MINORITY INTEREST		3,154,570	1,387,208	1,225,064

MINORITY INTEREST		(253)	(522)	(3,065)

NET INCOME		3,154,317	1,386,686	1,221,999

APPROPRIATIONS TO RESERVES		737,782	425,566	817,187

DIVIDEND	14	470,680	298,480	287,000

EARNINGS PER SHARE	15	RMB1.06	RMB0.48	RMB0.43

EARNINGS PER ADS	15	RMB53.20	RMB24.16	RMB21.29

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

		At December 31,
	NOTES	2004	2003
		RMB’000	RMB’000
ASSETS

CURRENT ASSETS
Bank balances and cash		5,216,738	2,023,772
Restricted cash	16	24,877	17,521
Bills and accounts receivable	17	1,223,788	1,239,424
Inventories	18	485,429	502,028
Other loans receivable	19	850,000	100,000
Amounts due from Parent Company and its subsidiary companies	37	213,871	—
Prepayments and other current assets	20	188,296	534,473
Prepayment for land subsidence, restoration, rehabilitation and environmental costs	31	103,407	—

TOTAL CURRENT ASSETS		8,306,406	4,417,218

MINING RIGHTS	21	138,617	112,607
LAND USE RIGHTS	22	591,718	604,912
PROPERTY, PLANT AND EQUIPMENT, NET	23	8,537,150	8,616,373
GOODWILL	24	117,392	93,165
NEGATIVE GOODWILL	25	(27,621)	(55,241)
INVESTMENTS IN SECURITIES	26	62,181	1,760
RESTRICTED CASH	16	36,854	—
DEPOSITS MADE ON INVESTMENTS	27	574,000	30,138
DEFERRED TAX ASSET	28	—	88,872

TOTAL ASSETS		18,336,697	13,909,804

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	29	478,281	427,608
Other payables and accrued expenses	30	1,337,565	1,174,813
Provision for land subsidence, restoration, rehabilitation and environmental costs	31	—	85,022
Amounts due to Parent Company and its subsidiary companies	37	—	369,620
Unsecured bank borrowing - due within one year	32	200,000	200,000
Taxes payable		529,265	114,903

TOTAL CURRENT LIABILITIES		2,545,111	2,371,966

AMOUNTS DUE TO PARENT COMPANY AND ITS SUBSIDIARY COMPANIES - DUE AFTER ONE YEAR	37	41,057	50,859
UNSECURED BANK BORROWING - DUE AFTER ONE YEAR	32	200,000	400,000
DEFERRED TAX LIABILITY	28	23,104	—

TOTAL LIABILITIES		2,809,272	2,822,825

COMMITMENTS	38
SHAREHOLDERS’ EQUITY		15,523,751	11,083,239
MINORITY INTEREST		3,674	3,740

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		18,336,697	13,909,804

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Share premium	Future development fund	Statutory common reserve fund	Statutory common welfare fund	Retained earnings	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
			(note)
Balance at January 1, 2002	2,870,000	3,272,527	111,748	339,096	169,548	2,297,115	9,060,034
Net income	—	—	—	—	—	1,221,999	1,221,999
Appropriations to reserves, net of minority interests’ share	—	—	743,489	49,105	24,593	(817,187)	—
Dividends	—	—	—	—	—	(287,000)	(287,000)

Balance at December 31, 2002	2,870,000	3,272,527	855,237	388,201	194,141	2,414,927	9,995,033

Balance at January 1, 2003	2,870,000	3,272,527	855,237	388,201	194,141	2,414,927	9,995,033
Net income	—	—	—	—	—	1,386,686	1,386,686
Appropriations to reserves, net of minority interests’ share	—	—	259,674	110,580	55,312	(425,566)	—
Dividends	—	—	—	—	—	(298,480)	(298,480)

Balance at December 31, 2003	2,870,000	3,272,527	1,114,911	498,781	249,453	3,077,567	11,083,239

Balance at January 1, 2004	2,870,000	3,272,527	1,114,911	498,781	249,453	3,077,567	11,083,239
Share issued at a premium	204,000	1,591,977	—	—	—	—	1,795,977
Share issue expenses	—	(39,102)	—	—	—	—	(39,102)
Net income	—	—	—	—	—	3,154,317	3,154,317
Appropriations to reserves, net of minority interests’ share	—	—	331,548	270,812	135,422	(737,782)	—
Dividends	—	—	—	—	—	(470,680)	(470,680)

Balance at December 31, 2004	3,074,000	4,825,402	1,446,459	769,593	384,875	5,023,422	15,523,751

Note:

Prior to 1999, Yanzhou Coal Mining Company Limited (“the Company”) was required to contribute at RMB1.80 per tonne of raw coal mined to the National Coal Industry Bureau (“NCIB”) and Shandong Coal Mining Industrial Bureau (“SCMIB”) in aggregate and the amount was recognized as an expense. In addition, the Company was also required to transfer an annual amount to a future development fund at RMB4.2 per tonne of raw coal mined. The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

The contribution to NCIB has been cancelled since July 1, 1998 and the contribution to SCMIB has been cancelled since January 1, 1999.

According to a clarification of the relevant regulations obtained from the Ministry of Finance during 2002, the requirement for the Company to transfer an annual amount to the future development fund was not changed upon cancellation of the requirements for contributions to NCIB and SCMIB. Therefore, the Company is required to transfer annually an amount to the future development fund at RMB6 per tonne of raw coal mined.

Pursuant to the relevant regulations of the Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Province and Shandong Province Coal Mining Industrial Bureau, the Company is required to transfer an additional amount at RMB5 per tonne of raw coal mined beginning July 1, 2004 to the future development fund for the future improvement of the mining facilities.

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	NOTES	Year ended December 31,
		2004	2003	2002
		RMB’000	RMB’000	RMB’000
OPERATING ACTIVITIES

Income before minority interest		3,154,570	1,387,208	1,225,064
Adjustments to reconcile income before minority interest to net cash from operating activities:
Depreciation of property, plant and equipment and land use rights		971,861	933,827	851,119
Amortization of goodwill		15,773	9,657	777
Release of negative goodwill to income		(27,620)	(27,620)	(27,620)
Amortization of mining rights		6,624	6,624	6,624
Utilization (recognition) of deferred tax asset		44,436	(65)	(1,386)
Recognition of deferred tax liability		67,540	—	—
Allowance for doubtful debts		49,104	80,272	66,204
Loss (gain) on disposal of property, plant and equipment		104,597	(6,872)	1,093
Gain on disposal of investments in securities		—	(1,424)	(2,209)
(Increase) decrease in assets (net of acquisitions):
Bills and accounts receivable		(10,437)	(506,885)	(168,695)
Inventories		27,129	93,153	(93,818)
Prepayments and other current assets		324,273	224,674	229,701
Amounts due from Parent Company and its subsidiary companies		(213,871)	—	—
Taxes receivable		—	—	21,674
Increase (decrease) in liabilities (net of acquisitions):
Bills and accounts payable		50,673	(175,117)	(56,492)
Other payables and accrued expenses		(13,333)	569,651	90,973
Provision for land subsidence, restoration, rehabilitation and environmental costs		(178,361)	(2,194)	(43,419)
Amounts due to Parent Company and its subsidiary companies		(368,939)	58,794	84,048
Taxes payable		414,362	57,553	56,074

NET CASH FROM OPERATING ACTIVITIES		4,418,381	2,701,236	2,239,712

INVESTING ACTIVITIES
Increase in other loans receivable		(750,000)	(100,000)	—
Purchase of property, plant and equipment		(743,022)	(1,317,856)	(842,471)
Deposit made on investments		(574,000)	—	(30,138)
Acquisition of Southland	34	(136,302)	—	—
(Increase) decrease in restricted cash		(44,210)	34,240	(21,761)
Acquisition of Railway Assets	36	(40,000)	(40,000)	(1,282,445)
Acquisition of investment in securities		(30,283)	—	(88,702)
Proceeds on disposal of property, plant and equipment		17,009	34,399	47,800
Acquisition of Yanmei Shipping	35	—	(11,186)	—
Proceeds on disposal of investments in securities		—	90,126	52,206

NET CASH FLOW USED IN INVESTING ACTIVITIES		(2,300,808)	(1,310,277)	(2,165,511)

FINANCING ACTIVITIES
Issues of shares, net of share issue expenses		1,756,875	—	—
Dividend paid		(470,680)	(298,480)	(287,000)
Repayments of bank borrowings		(200,000)	(600,000)	(400,000)
Repayment to Parent Company and its subsidiary companies in respect of consideration for acquisition of Jining III		(10,483)	(11,115)	(567,242)
Dividend paid to a minority shareholder of a subsidiary		(319)	(1,765)	(592)
Bank borrowings raised		—	—	1,600,000

NET CASH FLOW FROM (USED IN) FINANCING ACTIVITIES		1,075,393	(911,360)	345,166

NET INCREASE IN CASH AND CASH EQUIVALENTS		3,192,966	479,599	419,367

CASH AND CASH EQUIVALENTS, BEGINNING		2,023,772	1,544,173	1,124,806

CASH AND CASH EQUIVALENTS, ENDING, REPRESENTED BY BANK BALANCES AND CASH		5,216,738	2,023,772	1,544,173

Additional cash flow information:
Cash paid during the year for Interest		34,157	56,838	147,361
Income taxes		992,424	530,222	446,786

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.	GENERAL

Organisation and principal activities

The Group represents the Company and its consolidated subsidiaries.

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

The Company acquired from the Parent Company Jining II, Jining III and the assets of the special purpose coal railway transportation business (“Railway Assets”) in 1998, 2001 and 2002, respectively.

In April 2001, the status of the Company was changed to that of a sino-foreign joint stock limited company.

The Company’s A shares are listed on the Shanghai Securities Exchange (“SSE”), its H shares are listed on The Stock Exchange of Hong Kong (the “SEHK”), and its American Depositary Shares (“ADS”, one ADS represents 50 H shares) are listed on the New York Stock Exchange, Inc.

Acquisitions

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

In 2004, the Company established Yanzhou Coal Yulin Power Chemical Co., Ltd. (“Yulin”), a 97% owned subsidiary, for the future development of the methanol projects of the Group in the Shaanxi Province in the PRC. At December 31, 2004, Yulin had not yet commenced business operations and had no significant impact on the Group’s results for the year.

In addition, the Company acquired the entire interest in the Southland coal mine located in New South Wales, Australia (“Southland”) from independent third parties in 2004 for aggregate cash consideration of AUD29,377,000 (equivalent to RMB187,312,000). See note 34 for further details. The Company has also established two wholly-owned subsidiaries in Australia, namely Yancoal Australia Pty Limited (“Yancoal”) and Austar Coal Mine Pty Limited (“Austar”), in 2004 for the Group’s future operations in Southland. Southland has not commenced production of saleable coal since the Company’s acquisition and therefore it has had no significant impact on the Group’ results for the year.

YANZHOU COAL MINING COMPANY LIMITED

2.	BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Group also prepares a set of financial statements in accordance with the relevant accounting principles and regulations applicable to PRC enterprises (“PRC GAAP”). Differences between IFRS and PRC GAAP are stated in note 43.

The financial statements reflect additional disclosures to conform with the disclosure requirements of the Hong Kong Companies Ordinance and with presentations customary in the United States of America.

Differences between IFRS and accounting principles generally accepted in the United States of America (“US GAAP”) are stated in note 44.

3.	POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS

In 2004, the International Accounting Standards Board issued a number of new or revised IFRS which are effective for accounting periods beginning on or after January 1, 2005. The Group has not early adopted these new IFRS in the financial statements for the year ended December 31, 2004.

The Group has considered these new IFRS and identified a number of these new IFRS that may have a material effect on how the results of operations and financial position of the Group are prepared and presented as described below:

IFRS 3 “Business Combination”

IFRS 3 requires goodwill acquired in a business combination to be measured after initial recognition at cost less any accumulated impairment losses. Therefore, the goodwill is not amortized and instead must be tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. Currently, the Group amortizes the goodwill capitalized on a straight line basis over its useful economic life.

IFRS 3 also requires negative goodwill to be recognized in the profit or loss immediately on acquisition. Currently, the Group presented the negative goodwill as a deduction from assets and released to income based on an analysis of the circumstance from which the balances resulted.

Accordingly, the Group estimates that the adoption of IFRS 3 in the annual period beginning on January 1, 2005 in relation to the discontinued goodwill amortization would result in an increase in the net profit the year ending December 31, 2005 of approximately RMB15.8 million.

In addition, the Group estimates that the adoption of IFRS 3 in the annual period beginning on January 1, 2005 in relation to the negative goodwill, would result in an increase in the opening balance of accumulated profits by approximately RMB 27.6 million with the corresponding decrease in negative goodwill of the same amount.

In relation to other new IFRS, the Group does not expect that the adoption will have a material effect on how the results of operation and financial position of the Group are prepared and presented.

YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of financial instruments.

In the current year, the Group has adopted, for the first time, the accounting treatment of IFRS 3 “Business combinations” for business combinations for which the agreement date is on or after March 31, 2004 and has also adopted, for the first time, International Accounting Standard (“IAS”) 36 (Revised) “Impairment of assets” and IAS 38 (Revised) “Intangible assets” for goodwill and intangible assets acquired through business combinations for which the agreement date is on or after March 31, 2004. For business combinations for which the agreement date was before March 31, 2004, goodwill arising on those acquisitions is accounted for in accordance with IAS 22 “Business Combinations”. Goodwill represents the excess of the cost of the acquisition over the Group’s interest in the fair value of identifiable assets and liabilities of a subsidiary at the date of acquisition and is stated at cost less accumulated amortisation and accumulated impairment losses. IFRS 3 requires goodwill arising from acquisitions to be determined as the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities on the date of acquisition and is measured after initial recognition of cost less accumulated impairment losses. Under IFRS 3, goodwill is not amortised and instead must be tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. The adoption of IFRS 3, IAS 36 (Revised) and IAS 38 (Revised) has had no material effect on the results for the current or prior accounting period. Accordingly, no prior period adjustment has been made.

The principal accounting policies which have been adopted in preparing these financial statements and which conform with IFRS are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries as of December 31 each year.

On acquisition, the assets and liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess (deficiency) of the cost of acquisition over (below) the fair values of the identifiable net assets acquired is recognised as goodwill (negative goodwill). The interest of minority shareholders is stated at the minority’s proportion of the fair values of the assets and liabilities recognized.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group.

All significant intercompany transactions and balances between group enterprises are eliminated on consolidation.

YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

Sales of goods are recognized when goods are delivered and title has passed.

Service income is recognized when services are provided.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Dividend income from investments is recognised when the shareholders’ rights to receive payments have been established.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and time deposits which are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Mining rights

Mining rights of Jining III and Southland are stated at cost less accumulated amortization and are amortized on a straight line basis over their useful life estimated based on the total proven and probable reserves of the coal mine.

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

Depreciation is provided to write off the cost of items of property, plant and equipment over their estimated useful lives, after taking into account their estimated residual value, using the straight line method. The estimated useful lives of property, plant and equipment are as follows:

Buildings	15 to 35 years
Harbour works and crafts	40 years
Railway structures	15 to 25 years
Plant, machinery and equipment	5 to 15 years
Transportation equipment	6 to 18 years

YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES - continued

Property, plant and equipment and land use rights - continued

Transportation equipment includes vessels which are depreciated over the estimated lives of 18 years.

The mining structures include the main and auxiliary mine shafts and underground tunnels. Depreciation is provided to write off the cost of the mining structures using the units of production method based on the estimated production volume for which the structure was designed.

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

Impairment other than goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

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

YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill

Goodwill arising on acquisition with the agreements dated prior to March 31, 2004 represented the excess of the purchase consideration paid over the Group’s share in the fair value of the identifiable assets and liabilities of businesses or subsidiaries at the date of acquisition. Goodwill was then capitalized and amortized on a straight line basis over its useful economic life.

Goodwill arising on acquisition with agreements dated on or after March 31, 2004 represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities of businesses or subsidiaries at the date of acquisition. Goodwill is recognised as an asset and reviewed for impairment at least annually. Any impairment is recognised immediately in income and is not subsequently reversed.

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually and whenever there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit.

Goodwill arising on the acquisition of businesses or subsidiaries is presented separately in the balance sheet.

On disposal of a business or subsidiary, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

Negative goodwill

Negative goodwill arising on acquisition of businesses or subsidiaries with agreement dated prior to March 31, 2004, representing the excess of the fair value ascribed to the Group’s share of the identifiable assets and liabilities of businesses or subsidiaries at the date of acquisition over the purchase consideration, is presented as a deduction from the assets in the balance sheet. Negative goodwill is released to income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets.

Negative goodwill arising on acquisition with the agreements dated on or after 31 March 2004 represents the excess of the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities of businesses or subsidiaries at the date of acquisition over the purchase consideration. Such negative goodwill is recognized in income immediately.

YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES - continued

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

Loan receivables

For loans receivables, an allowance for doubtful receivables is recognized when it is probable that the companies will be unable to collect all amounts due according to the contractual terms of the agreement. The impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate (or, alternatively, at the observable market price of the receivable or the fair value of the underlying collateral).

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

YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES - continued

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

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

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

YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES - continued

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

On consolidation, the assets ad liabilities of the Group’s overseas operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange difference arising, if any, are classified as equity and transferred to the Group’s translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Government grants

Government grants are recognized as income over the periods necessary to match them with the related costs. If the grants do not relate to any specific expenditures incurred by the Group, they are reported separately as other operating income. If the grants subsidise an expense incurred by the Group, they are deducted in reporting the related expense. Grants relating to depreciable assets are presented as a deduction from the cost of the relevant asset.

YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES - continued

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

5.	SEGMENT INFORMATION

The Group is engaged primarily in the coal mining business and, commencing from January 1, 2002, the Group is also engaged in the coal railway transportation business. The Company does not currently have direct export rights in the PRC and all of its export sales must be made through China National Coal Industry Import and Export Corporation (“National Coal Corporation”), Minmetals Trading Co., Ltd. (“Minmetals Trading”) or Shanxi Coal Imp. & Exp. Group Corp. (“Shanxi Coal Corporation”). The final customer destination of the Company’s export sales is determined by the Company, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. Certain of the Company’s subsidiaries are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of these businesses, which are currently included in the coal mining business segment, are insignificant to the Group.

Business segments

For management purposes, the Group is currently organized into two operating divisions - coal mining and coal railway transportation. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Coal mining	- Underground mining, preparation and sales of coal
Coal railway transportation	- Provision of railway transportation services

YANZHOU COAL MINING COMPANY LIMITED

5.	SEGMENT INFORMATION - continued

Segment information about these businesses is presented below:

INCOME STATEMENT

For the year ended December 31, 2004

	Coal mining	Coal railway transportation	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	11,757,052	220,771	—	11,977,823
Inter-segment	—	380,535	(380,535)	—

Total	11,757,052	601,306	(380,535)	11,977,823

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.
RESULT
Segment results	4,642,234	284,147	—	4,926,381

Unallocated corporate expenses				(314,283)

				4,612,098
Unallocated corporate income				97,176

Operating income				4,709,274
Interest expenses				(35,942)

Income before income taxes				4,673,332
Income taxes				(1,518,762)

Income before minority interest				3,154,570

BALANCE SHEET

At December 31, 2004

	Coal mining	Coal railway transportation	Consolidated
	RMB’000	RMB’000	RMB’000
ASSETS
Segment assets	10,923,609	1,083,502	12,007,111

Unallocated corporate assets			6,329,586

			18,336,697

LIABILITIES
Segment liabilities	1,669,373	23,747	1,693,120

Unallocated corporate liabilities			1,116,152

			2,809,272

YANZHOU COAL MINING COMPANY LIMITED

5.	SEGMENT INFORMATION - continued

OTHER INFORMATION

For the year ended December 31, 2004

	Coal mining	Coal railway transportation	Corporate and others	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions	1,009,788	66,036	18,458	1,094,282
Amortization of goodwill	777	13,880	1,116	15,773
Release of negative goodwill to income	(27,620)	—	—	(27,620)
Depreciation of property, plant and equipment and land use rights	887,266	79,823	4,772	971,861
Amortization of mining rights	6,624	—	—	6,624
Loss (gain) on disposal of property, plant and equipment	104,759	272	(434)	104,597
Allowance for doubtful debts	49,104	—	—	49,104

INCOME STATEMENT

For the year ended December 31, 2003
	Coal mining	Coal railway transportation	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	8,386,629	154,585	—	8,541,214
Inter-segment	—	400,048	(400,048)	—

Total	8,386,629	554,633	(400,048)	8,541,214

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

RESULT
Segment results	2,013,688	245,041	—	2,258,729

Unallocated corporate expenses				(246,469)

				2,012,260
Unallocated corporate income				22,624

Operating income				2,034,884
Interest expenses				(59,966)

Income before income taxes				1,974,918
Income taxes				(587,710)

Income before minority interest				1,387,208

YANZHOU COAL MINING COMPANY LIMITED

5.	SEGMENT INFORMATION - continued

BALANCE SHEET

At December 31, 2003

	Coal mining	Coal railway transportation	Consolidated
	RMB’000	RMB’000	RMB’000
ASSETS
Segment assets	10,440,480	1,115,491	11,555,971

Unallocated corporate assets			2,353,833

			13,909,804

LIABILITIES
Segment liabilities	1,818,585	11,929	1,830,514

Unallocated corporate liabilities			992,311

			2,822,825

OTHER INFORMATION

For the year ended December 31, 2003

	Coal mining	Coal railway transportation	Corporate and others	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions	1,255,070	82,616	14,144	1,351,830
Amortization of goodwill	777	8,880	—	9,657
Release of negative goodwill to income	(27,620)	—	—	(27,620)
Depreciation of property, plant and equipment and land use rights	850,994	79,445	3,774	934,213
Amortization of mining rights	6,624	—	—	6,624
(Gain) loss on disposal of property, plant and equipment	(7,113)	185	56	(6,872)
Allowance for doubtful debts	80,272	—	—	80,272

YANZHOU COAL MINING COMPANY LIMITED

5.	SEGMENT INFORMATION - continued

INCOME STATEMENT

For the year ended December 31, 2002

	Coal mining	Coal railway transportation	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	7,772,315	142,471	—	7,914,786
Inter-segment	—	386,823	(386,823)	—

Total	7,772,315	529,294	(386,823)	7,914,786

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

RESULT
Segment results	1,791,446	271,272	—	2,062,718

Unallocated corporate expenses				(226,795)

				1,835,923
Unallocated corporate income				30,218

Operating income				1,866,141
Interest expenses				(117,929)

Income before income taxes				1,748,212
Income taxes				(523,148)

Income before minority interest				1,225,064

BALANCE SHEET

At December 31, 2002

	Coal mining	Coal railway transportation	Consolidated
	RMB’000	RMB’000	RMB’000
ASSETS
Segment assets	9,861,375	1,162,372	11,023,747

Unallocated corporate assets			1,900,298

			12,924,045

LIABILITIES
Segment liabilities	1,346,568	56,000	1,402,568

Unallocated corporate liabilities			1,521,507

			2,924,075

YANZHOU COAL MINING COMPANY LIMITED

5.	SEGMENT INFORMATION - continued

OTHER INFORMATION

For the year ended December 31, 2002

	Coal mining	Coal railway transportation	Corporate and others	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions	802,090	1,206,898	5,547	2,014,535
Amortization of goodwill	777	—	—	777
Release of negative goodwill to income	(27,620)	—	—	(27,620)
Depreciation of property, plant and equipment and land use rights	764,470	75,519	11,130	851,119
Amortization of mining rights	6,624	—	—	6,624
Loss on disposal of property, plant and equipment	1,093	—	—	1,093
Allowance for doubtful debts	66,204	—	—	66,204

The number of employees of each of the Group’s principal divisions are as follows:

	At December 31,
	2004	2003	2002
Coal mining	25,892	24,810	24,623
Coal railway transportation	3,374	3,151	3,249

	29,266	27,961	27,872

Geographical segment

The Group’s operations are primarily located in the PRC. In December 2004, the Group acquired Southland which is located in Australia. Analysis of the Group’s gross sales and carrying amount of assets by geographical area is not presented in the financial statements as over 90% of the amounts involved are in the PRC.

The following is an analysis of the additions to property, plant and equipment and intangible assets analysed by the geographical area in which the assets are located:

	Year ended December 31,
	2004	2003	2002
	RMB’000	RMB’000	RMB’000
The PRC	869,957	1,351,830	2,014,535
Australia	224,325	—	—

	1,094,282	1,351,830	2,014,535

YANZHOU COAL MINING COMPANY LIMITED

6.	NET SALES OF COAL

	Year ended December 31,
	2004	2003	2002
	RMB’000	RMB’000	RMB’000
Domestic sales of coal, gross	7,841,328	4,840,317	3,939,953
Less: Transportation costs	434,340	503,228	525,998

Domestic sales of coal, net	7,406,988	4,337,089	3,413,955

Export sales of coal, gross	3,915,724	3,546,312	3,832,362
Less: Transportation costs	968,375	1,089,066	1,032,416

Export sales of coal, net	2,947,349	2,457,246	2,799,946

Net sales of coal	10,354,337	6,794,335	6,213,901

Net sales of coal represents the invoiced value of coal sold and is net of returns, discounts, sales taxes and transportation costs if the invoiced value includes transportation costs to the customers.

Sales taxes consist primarily of a resource tax calculated at the rate of RMB2.40 per metric tonne (“tonne”) of the imputed quantity of raw coal sold and are paid to the local tax bureau. Prior to January 1, 2004, resource tax was charged at the rate of RMB1.20 per tonne of the imported quantity of raw coal sold. The resource tax for each of the three years ended December 31, 2004, 2003 and 2002 amounted to RMB97,613,000, RMB49,925,000 and RMB44,712,000, respectively.

7.	COST OF SALES AND SERVICE PROVIDED

	Year ended December 31,
	2004	2003	2002
	RMB’000	RMB’000	RMB’000
Materials	1,088,683	899,602	752,513
Wages and employee benefits	1,022,614	863,707	757,532
Electricity	298,274	278,507	278,407
Depreciation	918,360	836,120	813,761
Land subsidence, restoration, rehabilitation and environmental costs	323,240	264,158	232,030
Repairs and maintenance	455,782	374,855	346,290
Annual fee and amortization of mining rights (note)	19,604	19,604	19,604
Transportation costs	119,737	48,231	43,239
Others	305,409	170,239	119,525

	4,551,703	3,755,023	3,362,901

Note:	The Parent Company and the Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay to the Parent Company effective from September 25, 1997 an annual fee of RMB12,980,000 as compensation for the Parent Company’s agreement to give up the mining rights associated with Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine and Jining II. The annual fee is subject to change after a ten-year period.

The cost of the mining rights of Jining III of approximately RMB132,479,000 acquired in 2001 is amortized on a straight line basis over twenty years.

YANZHOU COAL MINING COMPANY LIMITED

8.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2004	2003	2002
	RMB’000	RMB’000	RMB’000
Retirement benefit scheme contributions (note 39)	408,462	349,377	334,120
Wages and employee benefits	155,500	115,456	164,549
Additional medical insurance	35,912	27,814	29,710
Depreciation	53,501	44,339	37,358
Amortization of goodwill	15,773	9,657	777
Distribution charges	43,639	37,779	54,524
Allowance for doubtful debts	49,104	80,272	66,204
Resource compensation fees (note)	110,959	84,941	73,762
Repairs and maintenance	18,753	13,918	8,668
Research and development	24,934	46,144	30,657
Staff training costs	28,762	26,780	26,272
Freight charges	9,801	14,862	14,016
Loss on disposal of property, plant and equipment	104,597	—	1,093
Others	420,166	413,519	389,349

	1,479,863	1,264,858	1,231,059

Note:	In accordance with the relevant regulations, the Group pays resource compensation fees (effectively a government levy) to the Ministry of Geology and Mineral Resources at the rate of 1% on the imputed sales value of raw coal.

9.	OTHER OPERATING INCOME

	Year ended December 31,
	2004	2003	2002
	RMB’000	RMB’000	RMB’000
Dividend income	4,465	4,810	—
Gain on sales of auxiliary materials	33,878	35,197	21,277
Gain on disposal of property, plant and equipment	—	6,872	—
Government grants (note)	—	8,194	20,157
Interest income from bank deposits	70,885	13,631	28,737
Interest income from investments in securities	—	—	1,481
Interest income on loan receivable	21,826	4,183	—
Release of negative goodwill to income	27,620	27,620	27,620
Others	7,058	5,338	4,457

	165,732	105,845	103,729

Note:	Government grants represented the amount received by the Group in respect of its export sales activities.

YANZHOU COAL MINING COMPANY LIMITED

10.	INTEREST EXPENSES

	Year ended December 31,
	2004	2003	2002
	RMB’000	RMB’000	RMB’000
Interest expenses on:
- bank borrowings wholly repayable within 5 years	31,392	53,682	3,666
- bank borrowings not wholly repayable within 5 years	—	—	72,072
- bills receivable discounted without recourse	—	1,023	2,235
Deemed interest expenses in respect of acquisition of Jining III	4,550	5,261	39,956

	35,942	59,966	117,929

No interest was capitalized during each of the years presented.

11.	INCOME BEFORE INCOME TAXES

	Year ended December 31,
	2004	2003	2002
	RMB’000	RMB’000	RMB’000
Income before income taxes has been arrived at after charging:

Amortization of mining rights	6,624	6,624	6,624
Auditors’ remuneration	5,000	5,000	3,500
Staff costs, including directors’ and supervisors’ emoluments	1,682,240	1,437,682	1,354,251
and crediting:
Gain on disposal of investments in securities	—	1,424	2,209

YANZHOU COAL MINING COMPANY LIMITED

12.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS

(a)	Directors’ and supervisors’ emoluments

Details of the directors’ and supervisors’ emoluments are as follows:

	Year ended December 31,
	2004	2003	2002
	RMB’000	RMB’000	RMB’000
Independent non-executive directors
Fees	325	248	239

Executive directors
Fees	—	—	—
Salaries, allowance and other benefits in kind	1,303	989	825
Retirement benefit scheme contributions (note 39)	586	445	371
Discretionary bonuses	—	—	—

	1,889	1,434	1,196

Supervisors
Fees	—	—	—
Salaries, allowance and other benefits in kind	537	426	400
Retirement benefit scheme contributions (note 39)	242	191	180
Discretionary bonuses	—	—	—

	779	617	580

Emoluments of each of the directors and supervisors are all within the band of Nil to HK$1,000,000 for the years ended December 31, 2004, 2003 and 2002.

(b)	Employees’ emoluments

The five highest paid individuals in the Group in 2004 included four directors for the year ended December 31, 2004 (2003: five; 2002: three), details of whose emoluments are included in the disclosures in note 12(a) above. The emoluments of the remaining one individual for the year ended December 31, 2004 (2003: nil; 2002: two) were as follows:

	Year ended December 31,
	2004	2003	2002
	RMB’000	RMB’000	RMB’000
Salaries, allowance and other benefits in kind	224	—	314
Retirement benefit scheme contributions (note 39)	101	—	141
Discretionary bonuses	—	—	—

	325	—	455

Emoluments of each of these employees were all within the band of Nil to HK$1,000,000 for the years ended December 31, 2004 and 2002.

YANZHOU COAL MINING COMPANY LIMITED

13.	INCOME TAXES

	Year ended December 31,
	2004	2003	2002
	RMB’000	RMB’000	RMB’000
Income taxes:
Current taxes	1,390,767	587,775	524,534
Underprovision in prior years	16,019	—	—

	1,406,786	587,775	524,534

Deferred tax (note 28)
Charge (credit) for the current year	67,540	(65)	(1,386)
Overprovision in prior years	44,436	—	—

	111,976	(65)	(1,386)

	1,518,762	587,710	523,148

The Company is subject to a standard income tax rate of 33% on its taxable income.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

A reconciliation between the provision for income taxes computed by applying the standard PRC income tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Year ended December 31,
	2004	2003	2002
	RMB’000	RMB’000	RMB’000
Standard income tax rate in the PRC	33%	33%	33%
Standard income tax rate applied to income before income taxes	1,542,200	651,723	576,910
Reconciling items:
Transfer to future development fund deductible for tax purposes but not charged to income under IFRS	(109,411)	(85,692)	(76,101)
Release of negative goodwill not subject to tax	(9,115)	(9,115)	(9,115)
Deemed interest not deductible for tax purposes	1,502	1,736	13,185
Allowance for doubtful debts not deductible for tax purposes	16,187	25,731	23,681
Loss on disposal of property, plant and equipment not deductible for tax purposes	8,273	—	—
Government grants received not subject to tax	—	(2,704)	(6,652)
Overprovision of deferred tax asset in prior years	44,436	—	—
Underprovision in prior years	16,019	—	—
Others	8,671	6,031	1,240

Income taxes	1,518,762	587,710	523,148

Effective income tax rate	32%	30%	30%

YANZHOU COAL MINING COMPANY LIMITED

13.	INCOME TAXES - continued

Note:	The relevant tax authorities have not yet assessed the cap for total wages of the Company that would be deductible under PRC income tax. Given a subsidiary of the Parent Company, the directors of the Company are of the opinion that the same basis for determining the deductible wages cap applicable to the Parent Company that has been allowed by the tax authority would be equally applicable to the Company.

The subsidiaries acquired during the years ended December 31, 2004 and 2003 did not have any significant impact on the income taxes provided for the years ended December 31, 2004, 2003 and 2002.

14.	DIVIDEND

	Year ended December 31,
	2004	2003	2002
	RMB’000	RMB’000	RMB’000
Final dividend approved, RMB0.114 per share (2003: RMB0.104; 2002: RMB0.100)	327,180	298,480	287,000
Special dividend approved, RMB0.050 per share (2003 and 2002: nil)	143,500	—	—

	470,680	298,480	287,000

Pursuant to the annual general meeting held on June 7, 2002, a final dividend in respect of the year ended December 31, 2001 was approved and paid to the shareholders of the Company.

Pursuant to the annual general meeting held on June 27, 2003, a final dividend in respect of the year ended December 31, 2002 was approved and paid to the shareholders of the Company.

Pursuant to the annual general meeting held on June 25, 2004, a final dividend and a special dividend in respect of the year ended December 31, 2003 were approved and paid to the shareholders of the Company.

The board of directors proposes to declare a final dividend of approximately RMB799,240,000 calculated based on a total number of 3,074,000,000 shares in issue at RMB1 each, at RMB0.26 per share and a bonus issue on the basis of six bonus shares for every ten existing shares in respect of the year ended December 31, 2004. The declaration and payment of the final dividend and the bonus issue need to be approved by the shareholders of the Company by way of an ordinary resolution in accordance with the requirements of the Company’s Articles of Association. A shareholders’ general meeting will be held for the purpose of considering and, if thought fit, approving this ordinary resolution.

YANZHOU COAL MINING COMPANY LIMITED

15.	EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share for the years ended December 31, 2004, 2003 and 2002 is based on the net income for the year of RMB3,154,317,000, RMB1,386,686,000 and RMB1,221,999,000 and on the weighted average of 2,964,754,098 shares, 2,870,000,000 shares and 2,870,000,000 shares in issue, respectively, during the year.

The earnings per ADS have been calculated based on the net income for the relevant periods and on one ADS being equivalent to 50 shares.

16.	RESTRICTED CASH

At the balance sheet date, the short-term restricted cash represents the bank deposits pledged to certain banks to secure banking facilities granted to the Group. The long-term amount represents the bank deposits placed as guarantee for the future payments of rehabilitation costs of Southland as required by the Australian government.

17.	BILLS AND ACCOUNTS RECEIVABLE

	At December 31,
	2004	2003
	RMB’000	RMB’000
Total bills receivable	890,046	657,090
Total accounts receivable	460,442	682,961
Less: Allowance for doubtful debts	(126,700)	(100,627)

Total bills and accounts receivable, net	1,223,788	1,239,424

Bills receivable represent unconditional orders in writing issued by or negotiated with customers of the Group for completed sales orders which entitle the Group to collect a sum of money from banks or other parties.

An analysis of the allowance for doubtful debts for 2004 and 2003 follows:

	At December 31,
	2004	2003
	RMB’000	RMB’000
Balance at January 1	100,627	76,083
Additional allowance charged to income statement	26,073	71,125
Direct write-off charged against allowance	—	(46,581)

Balance at December 31	126,700	100,627

YANZHOU COAL MINING COMPANY LIMITED

17.	BILLS AND ACCOUNTS RECEIVABLE - continued

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable at the reporting date:

	At December 31,
	2004	2003
	RMB’000	RMB’000
1 - 180 days	1,233,248	961,307
181 - 365 days	654	177,571
1 - 2 years	3,913	114,887
2 - 3 years	32,407	78,919
Over 3 years	80,266	7,367

	1,350,488	1,340,051

18.	INVENTORIES

	At December 31,
	2004	2003
	RMB’000	RMB’000
COST
Auxiliary materials, spare parts and small tools	226,271	204,466
Coal products	259,158	297,562

	485,429	502,028

19.	OTHER LOANS RECEIVABLE

At December 31, 2004, the amount consists of loans granted to independent third parties. The amounts are guaranteed by other independent third parties and bear interest at 5.04% - 7.00% per annum. Included in the total amount is a loan of RMB640,000,000 (the “Default Loan”) which is secured by certain state legal person shares of a company listed on the SSE (“the Secured Shares”) and certain equity interest in another unlisted company held by the guarantor. The Default Loan defaulted in January 2005 and the Company has applied to the People’s Supreme Court of the Shandong Province (the “Court”) to freeze the Secured Shares. The Company has also applied to the Court to dispose the Secured Shares by way of a public auction and the proceed will be applied to repay the Default Loan to the Company. In the opinion of the directors, based on the estimated fair market value of the Secured Shares, the proceeds from their sale should be sufficient to cover the principal and interest of the Default Loan.

At December 31, 2003, the amount represented a loan granted to a minority shareholder of a subsidiary of the Company. The amount was guaranteed by an independent third party, bore interest at 6% per annum and was secured by shares of a private PRC company (equivalent to approximately 16% of the share capital of that company) in which the borrower was a shareholder. The amount was fully settled during the year.

YANZHOU COAL MINING COMPANY LIMITED

20.	PREPAYMENTS AND OTHER CURRENT ASSETS

	At December 31,
	2004	2003
	RMB’000	RMB’000
Advances to suppliers	56,707	70,785
Prepaid freight charges and related handling charges	58,623	103,680
Value added tax (“VAT”) refund	—	275,624
Prepayments for acquisition of property, plant and equipment	4,290	3,163
Prepaid land subsidence, restoration, rehabilitation and environmental costs	5,010	24,510
Receivables for utilities charges	3,264	6,838
Receivables for sales of auxiliary materials	13,689	15,057
Others	46,713	34,816

	188,296	534,473

Included in the above balances of the Group as of December 31, 2004 and 2003 were allowances for doubtful debts of RMB35,717,000 and RMB12,686,000, respectively. During the year ended December 31, 2004, the Group made an allowance for doubtful debts of RMB23,031,000 (2003: RMB9,147,000).

21.	MINING RIGHTS

RMB’000
COST
At January 1, 2004	132,479
Acquisition of Southland (note 34)	32,634

At December 31, 2004	165,113

AMORTIZATION
At January 1, 2004	19,872
Provided for the year	6,624

At December 31, 2004	26,496

NET BOOK VALUES
At December 31, 2004	138,617

At December 31, 2003	112,607

In addition, the Parent Company and the Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay to the Parent Company, effective from September 25, 1997, an annual fee of RMB12,980,000 as compensation for the Parent Company’s agreement to give up the mining rights associated with the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine and Jining II. The annual fee is subject to change after a ten-year period.

Mining rights are amortised, on a straight-line basis, over their useful life of twenty years.

YANZHOU COAL MINING COMPANY LIMITED

22.	LAND USE RIGHTS

RMB’000

COST
At January 1, 2004 and December 31, 2004	658,549

DEPRECIATION
At January 1, 2004	53,637
Provided for the year	13,194

At December 31, 2004	66,831

NET BOOK VALUES
At December 31, 2004	591,718

At December 31, 2003	604,912

The land use rights have a term of fifty years from the date of grant of land use rights certificates.

The land use rights of Railway Assets were acquired from the Parent Company during the year ended December 31, 2002. The registration process in respect of the land use rights of the Railway Assets had not yet been completed at December 31, 2004.

23.	PROPERTY, PLANT AND EQUIPMENT, NET

	Freehold land in Australia	Buildings	Habour works and crafts	Railway structures	Mining structures	Plant, machinery and equipment	Transportation equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
COST
At January 1, 2004	—	2,052,927	250,231	720,484	3,904,460	7,314,574	281,744	85,748	14,610,168
Acquisition of Southland	57,195	5,377	—	—	—	128,833	—	—	191,405
Additions	—	—	—	—	—	18,791	5,922	805,530	830,243
Transfers	—	76,541	—	7,190	—	690,072	30,970	(804,773)	—
Disposals	—	—	—	—	—	(862,057)	(33,003)	—	(895,060)

At December 31, 2004	57,195	2,134,845	250,231	727,674	3,904,460	7,290,213	285,633	86,505	14,736,756

DEPRECIATION
At January 1, 2004	—	797,845	—	106,903	1,408,418	3,545,719	134,910	—	5,993,795
Provided for the year	—	97,878	6,068	54,498	97,866	693,886	29,069	—	979,265
Eliminated on disposals	—	—	—	—	—	(748,503)	(24,951)	—	(773,454)

At December 31, 2004	—	895,723	6,068	161,401	1,506,284	3,491,102	139,028	—	6,199,606

NET BOOK VALUES
At December 31, 2004	57,195	1,239,122	244,163	566,273	2,398,176	3,799,111	146,605	86,505	8,537,150

At December 31, 2003	—	1,255,082	250,231	613,581	2,496,042	3,768,855	146,834	85,748	8,616,373

YANZHOU COAL MINING COMPANY LIMITED

24.	GOODWILL

	2004	2003
	RMB’000	RMB’000
COST
At January 1	106,707	55,545
Subsequent adjustment to contingent consideration payment in respect of the acquisition of Railway Assets (note 36)	40,000	40,000
Acquisition of Yanmei Shipping (note 35)	—	11,162

At December 31	146,707	106,707

AMORTIZATION
At January 1	13,542	3,885
Provided for the year	15,773	9,657

At December 31	29,315	13,542

NET BOOK VALUES
At December 31	117,392	93,165

The amounts represent goodwill arising from acquisition of Jining II, Railway Assets and Yanmei Shipping. Goodwill is amortised on a straight line basis over a period of ten to twenty years.

Additional goodwill resulting from contingent consideration payments in respect of the acquisition of the Railway Assets is amortized on a straight line basis over the remaining life of the original period of ten years.

25.	NEGATIVE GOODWILL

	At December 31,
	2004	2003
	RMB’000	RMB’000
COST
At January 1 and December 31	138,101	138,101

RELEASED TO INCOME
At January 1	82,860	55,240
Released for the year	27,620	27,620

At December 31	110,480	82,860

NET BOOK VALUES
At December 31	27,621	55,241

The amount represents negative goodwill arising from acquisition of Jining III and is released to income on a straight line basis over a period of five years.

YANZHOU COAL MINING COMPANY LIMITED

26.	INVESTMENTS IN SECURITIES

The amounts represent cost of available-for-sale equity investments of the Group.

The amount at December 31, 2004 principally includes an unlisted investment of RMB60,421,000 in the form of state legal person shares of Shenergy Company Limited, a company listed on the SSE. These shares are not tradable on the SSE.

In the opinion of directors, the carrying value of the Group’s unlisted equity investments is approximate to their fair values.

27.	DEPOSITS MADE ON INVESTMENTS

		At December 31,
	Notes	2004	2003
		RMB’000	RMB’000
Deposits made on investments comprises:

Acquisition of a subsidiary	(i)	574,000	—
Acquisition of investment in securities	(ii)	—	30,183

		574,000	30,183

(i)	The amount represents the payment made by the Group to the Parent Company in relation to the transfer of a 95.67% equity interest in Yankuang Coal Heze Power Chemical Co. Ltd., (“Heze”), a limited liability company established in the PRC with registered capital of RMB600,000,000, owned by the Parent Company. The principal activity of Heze is the development of ancillary projects of Wangfu Coal Mine and Zhaolou Coal Mine in Shangdon Province in the PRC. At December 31, 2004, the Company had not yet obtained all the approvals from the State-owned Assets Supervision and Administration Commission of the Shandong Province and the shareholders of the Company for such transfer and therefore, the amount is presented as a deposit in the balance sheet.

(ii)	At December 31, 2003, the amount represented a deposit paid by the Group in connection with the acquisition of a less than 1 percent stake in Shenergy Company Limited, a company listed on the SSE. The acquisition of the shares was completed during the year.

YANZHOU COAL MINING COMPANY LIMITED

28.	DEFERRED TAX ASSET (LIABILITY)

	Provision for land subsidence, restoration, rehabilitation and environmental costs	Provision for work safety costs	Total
	RMB’000	RMB’000	RMB’000
Balance at January 1, 2003	88,807	—	88,807
Credit for the year (note 13)	65	—	65

Balance at January 1, 2004	88,872	—	88,872
Charge for the year (note 13)	(44,436)	(67,540)	(111,976)

Balance at December 31, 2004	44,436	(67,540)	(23,104)

There was no material unprovided deferred tax for the year or at the balance sheet date.

29.	ACCOUNTS PAYABLE

The following is an aged analysis of accounts payable at the reporting date:

	At December 31,
	2004	2003
	RMB’000	RMB’000
1 - 180 days	360,684	239,593
181 - 365 days	85,714	135,942
1 - 2 years	31,883	52,073

	478,281	427,608

YANZHOU COAL MINING COMPANY LIMITED

30.	OTHER PAYABLES AND ACCRUED EXPENSES

	At December 31,
	2004	2003
	RMB’000	RMB’000
Customers’ deposits	426,877	598,315
Accrued wages	80,242	70,633
Other taxes payable	255,711	211,474
Payables in respect of purchases of property, plant and equipment and construction materials	173,093	84,745
Accrued freight charges	51,685	60,093
Accrued repairs and maintenance	47,895	37,254
Accrued utility expenses	7,672	15,175
Staff welfare payable	41,376	39,512
Accrued land subsidence, restoration, rehabilitation and environmental costs	8,592	4,996
Resource compensation fees payable	83,658	—
Consideration payable on acquisition of Southland	51,010	—
Others	109,754	52,616

	1,337,565	1,174,813

31.	(PREPAYMENT) PROVISION FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

RMB’000

Balance at January 1	85,022
Additional provision in the year	313,172
Transfers to prepayments and accrued expenses	(501,601)

Balance at December 31	(103,407)

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. The payments in 2004 include mainly rehabilitation costs paid on mining areas relating to mining activities in the future periods and therefore the balance is presented as a prepayment at December 31, 2004. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

YANZHOU COAL MINING COMPANY LIMITED

32.	UNSECURED BANK BORROWINGS

During the year ended December 31, 2002, the Group obtained a new bank loan in the amount of RMB1,200,000,000, of which the repayment is guaranteed by the Parent Company. The loan bears interest at 6.21% per annum and is repayable in instalments over a period of 7 years, the first instalment payment was due in August 2004. The proceeds were used to finance the acquisition of the Railway Assets (see note 1).

During the year ended December 31, 2003, the interest rate of the bank loan was adjusted to 5.76% per annum, pursuant to the terms of the loan agreement. The Group made a partial repayment of RMB600,000,000 during that year and according to the terms of the loan agreement, the remaining balance of the loan became repayable in annual instalments over the following 3 years, the first repayment instalment of which was due and paid in August 2004. Interests are repayable quarterly over the terms of the loan.

The above loan is repayable as follows:

	2004	2003
	RMB’000	RMB’000
Within one year	200,000	200,000
More than one year, but not exceeding two years	200,000	200,000
More than two years, but not exceeding five years	—	200,000

	400,000	600,000
Less: Amount due within one year and included in current liabilities	(200,000)	(200,000)

Amount due after one year	200,000	400,000

YANZHOU COAL MINING COMPANY LIMITED

33.	SHAREHOLDERS’ EQUITY

The Company’s share capital structure at the balance sheet date is as follows:

		Number of shares at December 31,
Class of shares	Type of shares	2004	2003
Domestic invested shares	- State legal person shares (held by the Parent Company)	1,670,000,000	1,670,000,000
	- A shares (note 1)	180,000,000	180,000,000

Foreign invested shares	- H shares (including H shares represented by ADS) (note 1)	1,224,000,000	1,020,000,000

	Total	3,074,000,000	2,870,000,000

Each share has a par value of RMB1.

On July 15, 2004, the Company issued an aggregate of 204,000,000 H shares to independent investors upon private placement. The net proceeds of approximately RMB1,756,875,000 will be used for the investments in the proposed development of coal mines in Shandong Province and the coal-methanol project in Shaanxi Province. These new H shares were issued under the general mandate granted to the directors at the 2003 annual general meeting of the Company held on June 25, 2004 and these shares rank pari passu with other H shares in issue in all respects.

Pursuant to regulations in the PRC, the Company is required to transfer an annual amount to a future development fund at RMB6 per tonne of raw coal mined. The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

Pursuant to the regulations of the Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Province and the Shandong Province Coal Mining Industrial Bureau, the Company is required to transfer an additional amount at RMB5 per tonne of raw coal mined beginning July 1, 2004 to the future development fund for the future improvement of the mining facilities.

The Company has to set aside 10% of its net income for the statutory common reserve fund (except where the fund has reached 50% of the Company’s registered capital) and 5% to 10% of its net income for the statutory common welfare fund. The statutory common reserve fund can be used for the following purposes:

•	to make good losses in previous years; or

•	to convert into capital, provided such conversion is approved by a resolution at a shareholders’ general meeting and the balance of the statutory common reserve fund does not fall below 25% of the registered capital.

The statutory common welfare fund, which is to be used for the welfare of the staff and workers of the Company, is of a capital nature.

YANZHOU COAL MINING COMPANY LIMITED

33.	SHAREHOLDERS’ EQUITY - continued

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

The Company’s reserve available for distribution as at December 31, 2004 is the retained earnings computed under PRC GAAP which amounted to approximately RMB4,522,369,000 (2003: RMB2,691,181,000).

34.	ACQUISITION OF SOUTHLAND

In December 2004, the Group acquired a 100% interest in Southland for a cash consideration of RMB187,312,000, of which RMB136,302,000 was paid upon acquisition and RMB51,010,000 (equivalent to AUD8,000,000) is payable upon the production of the initial 4 million tonnes of saleable coal by the Group in Southland. Pursuant to the agreements in relation to the acquisition, the Company has an obligation to pay the sellers an addition of AUD4,000,000 (equivalent to RMB25,505,000) when the Company acquires further coal mines and land adjacent to Southland and obtains the exploration license under the Mining Act of Australia for such coal mines.

2004
Book value and fair value
RMB’000
The net assets of Southland at the date of acquisition were as follows:

Mining rights	32,634
Property, plant and equipment	191,405
Other payables and accrued expenses	(36,727)

Total net assets acquired	187,312

Total consideration	187,312

Southland did not contribute significantly to the Group’s turnover and profit from operations for the year ended December 31, 2004.

If the acquisition had been completed on January 1, 2004, the Group’s revenue and the Group’s profit attributable to the equity holders of the Company for the year ended December 31, 2004 would have been RMB11,977,823,000 and RMB3,154,317,000, respectively.

YANZHOU COAL MINING COMPANY LIMITED

35.	ACQUISITION OF YANMEI SHIPPING

2003
RMB’000
The net assets of Yanmei Shipping at the date of acquisition were as follows:

Bank balances and cash	506
Bills and accounts receivable	735
Inventories	1,254
Prepayments and other current assets	16,423
Property, plant and equipment, net	12,551
Other payables and accrued expenses	(4,259)
Amounts due to Parent Company and its subsidiaries	(26,151)
Taxes payable	(483)
Minority interest	(46)

Total net assets acquired	530
Goodwill arising on acquisition	11,162

11,692

Consideration:

Satisfied by cash	11,692

Net cash outflow arising on acquisition:

Cash paid	(11,692)
Bank balances and cash acquired	506

(11,186)

During the year ended December 31, 2003, the Group acquired 92% of the issued share capital of Yanmei Shipping for a cash consideration of RMB11,692,000. The net assets acquired were included in the coal mining segment. Yanmei Shipping did not have any significant impact on the Group’s results or cash flows for the year ended December 31, 2003.

YANZHOU COAL MINING COMPANY LIMITED

36.	ACQUISITION OF RAILWAY ASSETS

2002
RMB’000
The net assets of Railway Assets at the date of acquisition were as follows:

Bank balances and cash	141
Bills and accounts receivable	4,586
Prepayment and other current assets	132,633
Inventories	5,461
Land use rights	259,378
Property, plant and equipment, net	877,380
Bills and accounts payable	(22,830)
Other payables and accrued expenses	(14,163)

Net assets	1,242,586
Goodwill arising on subsequent adjustment to contingent consideration payment	120,000

1,362,586

Satisfied by:

Cash consideration paid on acquisition	1,242,586
Subsequent adjustment to contingent consideration payment	120,000

1,362,586

Net cash outflow arising on acquisition:
Cash paid on acquisition	(1,282,586)
Cash paid during the year ended December 31, 2003	(40,000)
Cash paid during the year ended December 31, 2004	(40,000)
Bank balances and cash acquired	141

(1,362,445)

On January 1, 2002, the Company acquired the Railway Assets from its Parent Company for an original consideration of RMB1,242,586,000.

Pursuant to the terms of the acquisition agreement, the consideration was adjusted to RMB1,282,586,000, RMB1,322,586,000 and RMB1,362,586,000 as the annual transportation volume of the Railway Assets reached the volume milestone target of 25,000,000 tonnes, 28,000,000 tonnes and 30,000,000 tonnes, for the years ended December 31, 2002, 2003 and 2004, respectively.

YANZHOU COAL MINING COMPANY LIMITED

37.	RELATED PARTY BALANCES AND TRANSACTIONS

The amounts due from Parent Company and its subsidiary companies are non-interest bearing, unsecured and have no specific terms of repayments.

The amounts due to the Parent Company and its subsidiary companies are non-interest bearing and unsecured.

The amounts due to the Parent Company and its subsidiary companies as at December 31, 2004 included the present value of the outstanding balance that arose from the funding of the acquisition of the mining rights of Jining III as of January 1, 2001 discounted using the market rate of bank borrowings.

The consideration for the cost of the mining rights of approximately RMB132,479,000 is to be settled over ten years by equal annual installments before December 31 of each year, commencing from 2001. During the year ended December 31, 2004, the Company made a payment in a discounted amount of RMB10,483,000 (2003: RMB11,115,000; 2002: RMB11,805,000).

	2004	2003
	RMB’000	RMB’000
Amounts due to Parent Company and its subsidiary companies
Within one year	—	369,620
More than one year, but not exceeding two years	9,230	9,802
More than two years, but not exceeding five years	24,574	26,101
Exceeding five years	7,253	14,956

Total due	41,057	420,479
Less: amount due within one year	—	369,620

Amount due after one year	41,057	50,859

Except the amounts disclosed above, the amounts due to the Parent Company and/or its subsidiary companies have no specific terms of repayments.

YANZHOU COAL MINING COMPANY LIMITED

37.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

During the periods, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Year ended December 31,
	2004	2003	2002
	RMB’000	RMB’000	RMB’000
Income
Sales of coal	523,015	229,730	110,403
Sales of auxiliary materials	350,873	472,899	—
Gain on sales of anxiliary materials	—	—	12,385
Utilities and facilities	29,000	29,000	5,000
Railway transportation services	—	66	496

Expenditure
Utilities and facilities	354,424	285,166	1,350
Annual fee for mining rights	12,980	12,980	12,980
Purchases of supply materials and equipment	303,549	373,710	409,117
Repair and maintenance services	222,949	225,408	239,297
Social welfare and support services	207,062	188,825	186,657
Technical support and training	15,130	15,130	15,130
Road transportation services	63,478	17,216	33,208
Construction services	160,342	507,824	—

During the periods, the Group had the following significant transactions with a related party, certain management members of which were also management members of the Group:

	Year ended December 31,
	2004	2003	2002
	RMB’000	RMB’000	RMB’000
Sales of coal by the Group	—	77,155	37,693
Transaction services provided to the Group	—	74,783	—

Certain expenditure for social welfare and support services (excluding medical and child care expenses) of RMB63,275,000, RMB63,530,000 and RMB66,500,000 for each of the three years ended December 31, 2004, 2003 and 2002, respectively, and for technical support and training of RMB15,130,000 for each of the three years ended December 31, 2004, 2003 and 2002, have been charged by the Parent Company at a negotiated amount per annum, subject to changes every year.

The above transactions were charged either at market prices or based on terms agreed by both parties.

In addition to the above, the Company participates in a multi-employer scheme of the Parent Company in respect of retirement benefits (see notes 8 and 39) and paid RMB574,000,000 to the Parent Company for its acquisition of equity interest in Heze (see note 27(i)).

YANZHOU COAL MINING COMPANY LIMITED

38.	COMMITMENTS

	At December 31,
	2004	2003
	RMB’000	RMB’000
Capital expenditure contracted for but not provided in the financial statements in respect of:
- acquisition of property, plant and equipment	12,872	163,342
- acquisition of an equity investment	—	30,137
Capital expenditure authorised but not contracted for in respect of development of new coal mines	2,100,000	—

	2,112,872	193,479

In addition to the above, the Company is required to set aside an amount at RMB8 per tonne of raw coal mined beginning May 1, 2004 for the enhancement of safety production environment and facilities (“Work Safety Cost”) pursuant to the regulations of the State Administration of Work Safety. The amount, which has been set aside for such purposes and has not yet been utilized, amounted to RMB5,484,000 as at December 31, 2004.

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

YANZHOU COAL MINING COMPANY LIMITED

40.	HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the three years ended December 31, 2004, 2003 and 2002. Such expenses, amounting to RMB37,200,000 for each of the three years ended December 31, 2004, 2003 and 2002, have been included as part of the social welfare and support services expenses summarized in note 37.

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

The carrying amounts of bills and accounts receivable, investments in securities, accounts payable and variable debt approximate their fair values because of the short maturity of these amounts or because of the variable rate return of the debt. In addition, the carrying amount of bank borrowings approximate their fair value as the interest rates approximate the market rate.

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

YANZHOU COAL MINING COMPANY LIMITED

42.	CONCENTRATION OF CREDIT RISK - continued

For the years ended December 31, 2004, 2003 and 2002, net sales to the Group’s five largest domestic customers accounted for approximately, 15.3%, 18.5% and 21.2%, respectively, of the Group’s total net sales. Net sales to the Group’s largest domestic customer accounted for 9.2%, 11.3% and 13.3% of the Group’s net sales for the years ended December 31, 2004, 2003 and 2002, respectively. The Group’s largest domestic customer was the Huadian Power International Corporation Limited for the year ended December 31, 2004 (2003 and 2002: the Shandong Power and Fuel Company). The Shandong Power and Fuel Company purchases coal on behalf of several power plants in Shangdong Province, the largest of which, the Zouxian Electric Power Plant, alone accounted for 9.6% and 12.6% of the Group’s net sales for the years ended December 31, 2003 and 2002, respectively.

Details of the amounts receivable from the five customers with the largest receivable balances at December 31, 2004 and 2003 are as follows:

	Percentage of accounts receivable
	At December 31,
	2004	2003
Five largest receivable balances	75%	46%

YANZHOU COAL MINING COMPANY LIMITED

43.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND PRC GAAP

The consolidated financial statements prepared under IFRS and those prepared under PRC GAAP have the following major differences:

(i)	adjustment of future development fund (see note 33), which is charged to income before income taxes under PRC GAAP, to shareholders’ equity;

(ii)	recognition of a deferred tax asset/liability under IFRS for the tax consequence of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, which are not recognised under PRC GAAP;

(iii)	negative goodwill arising under IFRS for the acquisition of Jining III is recognized as income in the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets. No negative goodwill is recognized under PRC GAAP;

(iv)	the installments payable to the Parent Company for the acquisition of Jining III have been stated at present value discounted using market rates under IFRS while under PRC GAAP, the installments payable are stated at gross amounts. Accordingly, deemed interest expense arises on the installments payable to the Parent Company under IFRS and no such interest expenses are recognized under PRC GAAP;

(v)	Reversal of the Work Safety Cost provided but not yet incurred (see note 38), which is charged as an expense when set aside under PRC GAAP; and

The following table summarizes the differences between IFRS and PRC GAAP:

	Net income for the year ended December 31,			Net assets as at December 31,
	2004	2003	2002	2004	2003
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As per consolidated financial statements prepared under IFRS	3,154,317	1,386,686	1,221,999	15,523,751	11,083,239
Impact of IFRS adjustments in respect of:
- transfer to future development fund which is charged to income before income taxes under PRC GAAP	(331,548)	(259,674)	(230,610)	(96,669)	—
- reversal of Work Safety Cost	(204,668)	—	—	(204,668)	—
- deferred tax effect on temporary differences not recognized under PRC GAAP	111,976	(65)	(1,386)	23,104	(88,872)
- release of negative goodwill to income	(27,620)	(27,620)	(27,620)	(110,480)	(82,860)
- deemed interest expenses	4,550	5,261	39,956	109,362	104,812
- others	778	777	777	8,071	7,292

As per consolidated financial statements prepared under PRC GAAP	2,707,785	1,105,365	1,003,116	15,252,471	11,023,611

Note:	There are also differences in other items in the consolidated financial statements due to differences in classification between IFRS and PRC GAAP.

YANZHOU COAL MINING COMPANY LIMITED

44.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP

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

YANZHOU COAL MINING COMPANY LIMITED

44.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP - continued

Under IFRS, the acquisition of Yanmei Shipping has been accounted for using purchase method which accounted for the assets and liabilities of Yanmei Shipping at their fair value at the date of acquisition. The excess of the purchase consideration over the value of the net assets acquired is capitalized and amortized over a period of ten years. Under US GAAP, goodwill is not amortized but instead tested for impairment at least annually.

The adjustments necessary to restate net income and shareholders’ equity in accordance with US GAAP are shown in the tables set out below.

	Year ended December 31,
	2004	2003	2002
	RMB’000	RMB’000	RMB’000
Net income as reported under IFRS	3,154,317	1,386,686	1,221,999

US GAAP adjustments:

Additional depreciation charged on fair valued property, plant and equipment and land use rights	187,418	188,191	188,178
Additional deferred tax charge due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and land use rights and capitalization of mining rights	(64,034)	(64,289)	(64,284)
Amortization of negative goodwill on acquisition of Jining III	(27,620)	(27,620)	(27,620)
Amortization of mining rights of Jining III	6,624	6,624	6,624
Amortization of goodwill arising on acquisition of Jining II	777	777	777
Amortization of goodwill arising on acquisition of the Railway Assets	13,880	8,880	—
Amortization of goodwill arising on acquisition of Yanmei Shipping	1,116	—	—

Net income under US GAAP	3,272,478	1,499,249	1,325,674

Earnings per share under US GAAP	RMB1.10	RMB0.52	RMB0.46

Earnings per ADS under US GAAP	RMB55.19	RMB26.12	RMB23.10

YANZHOU COAL MINING COMPANY LIMITED

44.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP - continued

	At December 31,
	2004	2003
	RMB’000	RMB’000
Shareholders’ equity as reported under IFRS	15,523,751	11,083,239
US GAAP adjustments:

Difference in cost bases of property, plant and equipment and land use rights	(2,561,032)	(2,561,032)
Additional depreciation charged on fair valued property, plant and equipment and land use rights	1,312,938	1,125,520
Additional deferred tax asset due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and land use rights	411,871	473,719
Goodwill arising on acquisition of Jining II	(10,106)	(10,883)
Negative goodwill arising on acquisition of Jining III, net	27,621	55,241
Mining rights of Jining III	(105,983)	(112,607)
Additional deferred tax asset due to a higher tax base resulting from capitalization of mining rights	34,974	37,160
Goodwill arising on acquisition of Railway Assets	(97,240)	(71,120)
Amortization of goodwill on acquisition of Yanmei Shipping	1,116	—

Shareholders’ equity under US GAAP	14,537,910	10,019,237

A reconciliation of certain significant financial statement line items to the approximate amounts determined under US GAAP is as follows:

	At December 31,
	2004	2003
	RMB’000	RMB’000
Total current assets

As reported under IFRS	8,306,406	4,417,218

US GAAP adjustments:

Reclassification of deferred tax assets as current assets	—	88,872

As adjusted under US GAAP	8,306,406	4,506,090

Mining rights

As reported under IFRS	138,617	112,607

US GAAP adjustment:

Mining rights of Jining III	(105,983)	(112,607)

As adjusted under US GAAP	32,634	—

YANZHOU COAL MINING COMPANY LIMITED

44.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP - continued

	At December 31,
	2004	2003
	RMB’000	RMB’000
Land use rights

As reported under IFRS	591,718	604,912

US GAAP adjustments:

Difference in cost bases of land use rights	(550,634)	(550,634)
Additional depreciation charged on land use rights	53,248	42,235

As adjusted under US GAAP	94,332	96,513

Property, plant and equipment

As reported under IFRS	8,537,150	8,616,373

US GAAP adjustments:

Difference in cost bases of property, plant and equipment	(2,010,398)	(2,010,398)
Additional depreciation charged on property, plant and equipment	1,259,690	1,083,285

As adjusted under US GAAP	7,786,442	7,689,260

Goodwill

As reported under IFRS	117,392	93,165

US GAAP adjustments:

Goodwill arising on contingent payment for acquisition of Railway Assets, net	(97,240)	(71,120)
Goodwill arising on acquisition of Jining II, net	(10,106)	(10,883)
Amortization arising on acquisition of Yanmei Shipping	1,116	—

As adjusted under US GAAP	11,162	11,162

YANZHOU COAL MINING COMPANY LIMITED

44.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP - continued

	At December 31,
	2004	2003
	RMB’000	RMB’000
Negative goodwill

As reported under IFRS	(27,621)	(55,241)

US GAAP adjustment:

Negative goodwill arising on acquisition of Jining III, net	27,621	55,241

As adjusted under US GAAP	—	—

Deferred tax asset (liability)

As reported under IFRS	(23,104)	88,872

US GAAP adjustments:

Additional deferred tax asset attributable to differences in cost bases of property, plant and equipment	247,734	305,947
Additional deferred tax asset attributable to differences in cost bases of land use rights	164,137	167,772
Additional deferred tax asset attributable to capitalization of mining rights	34,974	37,160

As adjusted under US GAAP	423,741	599,751

Analyzed as:
Current	—	88,872
Non-current	423,741	510,879

	423,741	599,751

YANZHOU COAL MINING COMPANY LIMITED

44.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP - continued

	Year ended December 31,
	2004	2003	2002
	RMB’000	RMB’000	RMB’000
Cost of sales and service provided

As reported under IFRS	4,551,703	3,755,023	3,362,901

US GAAP adjustments:

Additional depreciation charged on property, plant and equipment	(164,169)	(163,459)	(163,934)
Amortization of mining rights of Jining III	(6,624)	(6,624)	(6,624)

As adjusted under US GAAP	4,380,910	3,584,940	3,192,343

Selling, general and administrative expenses

As reported under IFRS	1,479,863	1,264,858	1,231,059

US GAAP adjustments:

Additional depreciation charged on:
- property, plant and equipment	(12,236)	(13,719)	(13,231)
- land use rights	(11,013)	(11,013)	(11,013)
Amortization of goodwill arising on acquisition of Railway Assets	(13,880)	(8,880)	—
Amortization of goodwill arising on acquisition of Jining II	(777)	(777)	(777)
Amortization of goodwill arising on acquisition of Yanmei Shipping	(1,116)	—	—

As adjusted under US GAAP	1,440,841	1,230,469	1,206,038

Other Operating income

As reported under IFRS	165,732	105,845	103,729

US GAAP adjustments:

Amortization of negative goodwill on acquisition of Jining III	(27,620)	(27,620)	(27,620)
Reclassification of interest income from bank deposits and investments in securities to other income	(92,711)	(17,814)	(30,218)

As adjusted under US GAAP	45,401	60,411	45,891

YANZHOU COAL MINING COMPANY LIMITED

44.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP - continued

	Year ended December 31,
	2004	2003	2002
	RMB’000	RMB’000	RMB’000
Other income

As reported under IFRS	—	—	—

US GAAP adjustments:

Reclassification of interest income from bank deposits and investments in securities to other income	92,711	17,814	30,218

As adjusted under US GAAP	92,711	17,814	30,218

Income taxes

As reported under IFRS	1,518,762	587,710	523,148

US GAAP adjustments:

Additional deferred tax charges attributable to differences in cost bases of property, plant and equipment and land use rights	61,848	62,103	62,098
Additional deferred tax charges attributable to capitalization of mining rights	2,186	2,186	2,186

As adjusted under US GAAP	1,582,796	651,999	587,432

The following US GAAP condensed consolidated balance sheets and statements of income have been derived from the financial statements prepared in accordance with IFRS and reflect the adjustments and reclassifications presented above to conform to US GAAP.

CONSOLIDATED BALANCE SHEETS

	At December 31,
	2004	2003
	RMB’000	RMB’000
Assets
Current assets
Deferred tax asset	—	88,872
Other current assets	8,306,406	4,417,218

	8,306,406	4,506,090
Mining rights	32,634	—
Land use rights	94,332	96,513
Property, plant and equipment	7,786,442	7,689,260
Goodwill	11,162	11,162
Deferred tax asset	423,741	510,879
Other non-current assets	673,035	31,898

	17,327,752	12,845,802

YANZHOU COAL MINING COMPANY LIMITED

44.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP - continued

	At December 31,
	2004	2003
	RMB’000	RMB’000
Liabilities and shareholders’ equity
Current liabilities	2,545,111	2,371,966
Non-current liabilities	241,057	450,859
Shareholders’ equity	14,537,910	10,019,237
Minority interest	3,674	3,740

	17,327,752	12,845,802

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,
	2004	2003	2002
	RMB’000	RMB’000	RMB’000
Gross sales of coal	11,757,052	8,386,629	7,772,315
Transportation costs of coal	(1,402,715)	(1,592,294)	(1,558,414)

Net sales of coal	10,354,337	6,794,335	6,213,901
Railway transportation service income	220,771	154,585	142,471
Cost of sales and service provided	(4,380,910)	(3,584,940)	(3,192,343)
Selling, general and administrative expenses	(1,440,841)	(1,230,469)	(1,206,038)
Other operating income	45,401	60,411	45,891
Interest expenses	(35,942)	(59,966)	(117,929)
Other income	92,711	17,814	30,218

Income before income taxes	4,855,527	2,151,770	1,916,171
Income taxes	(1,582,796)	(651,999)	(587,432)

Income before minority interest	3,272,731	1,499,771	1,328,739
Minority interest	(253)	(522)	(3,065)

Net income	3,272,478	1,499,249	1,325,674

Details of effect of recent accounting pronouncements in the US GAAP are as follows:

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and provides guidance on the identification of entities for which control is achieved through means other than voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. FIN 46 was applicable for periods ending December 15, 2003. In December 2004 the FASB issued FIN 46R which defers the implementation date to the end of the first reporting period after March 15, 2003 unless the Company has a special purpose entity in which case the provisions must be applied for fiscal years ending December 31, 2003. The Company does not have a special purpose entity and therefore the adoption of FIN 46 did not have a material impact on the Group’s financial statements.

YANZHOU COAL MINING COMPANY LIMITED

44.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP - continued

In March 2004, the Emerging Issue Task Force (“EITF”) reached a consensus in EITF 03-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. The consensus was that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS Nos. 115 and 124, that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. This EITF consensus is effective for fiscal years ending after December 15, 2004. Adoption of the EITF consensus did not result in an impact on the Group’s financial position, results of operations or cash flows.

* * * * * * * * *