Form 20-F
period 2005-12-31
YANZHOU COAL MINING CO LTD
filed 2006-06-29
CIK 1048098

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended DECEMBER 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

2,960,000,000 Domestic Shares, par value RMB1.00 per share

1,958,400,000 H Shares, par value RMB1.00 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the

Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒                    Accelerated filer  ☐                    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐  Yes    ☐  No

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

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties, which could cause actual results to differ materially from our expectations. These risks are more fully described in the section entitled “Item 3. Key Information – Risk Factors.”

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

References to Shares herein refer to our (i) domestic invested shares held by the Parent Company on behalf of the State, RMB1.00 par value each (the “State Legal Person Shares”), (ii) domestic invested shares other than those held by the Parent Company, RMB1.00 par value each (the “A Shares”), (iii) overseas listed foreign invested shares issued and traded in HK dollars, par value RMB1.00 each (the “H Shares”), and (iv) American Depositary Shares (“ADSs”), each of which represents 50 H Shares, collectively. The ADSs are evidenced by American Depositary Receipts (“ADRs”).

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

Our audited financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), which differ in certain material respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Note 47 to our audited financial statements provides a reconciliation of our financial statements to U.S. GAAP in accordance with Item 18 of Form 20-F.

References to the “Financial Statements” herein refer to the Financial Statements in Item 18 of this Form 20-F annual report.

EXCHANGE RATES

Unless otherwise specified, references in this Form 20-F to “U.S. dollars” or “U.S.$” are to United States dollars, references to “HK dollars” or “HK$” are to Hong Kong dollars and references to “Renminbi” or “RMB” are to Renminbi yuan.

Solely for the convenience of the reader, certain items in this Form 20-F contain translations of Renminbi amounts into U.S. dollars. All such Renminbi translations of amounts from Renminbi to U.S. dollars have been made, except as otherwise noted, at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2005 of U.S.$1.00 = RMB8.0702. No representation is made that the Renminbi amounts could have been or could be converted into U.S. dollars at that rate or at any other rate.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

Historical Financial Information

The following tables present our consolidated summary income statement data, balance sheet data and cash flow data as of and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005. The summary balance sheet data as of December 31, 2004 and 2005 and income statement and cash flow data for the years ended December 31, 2003, 2004 and 2005 have been derived from, and should be read in conjunction with, the audited financial statements included elsewhere in this report. The summary balance sheet data as of December 31, 2001, 2002 and 2003 and income statement and cash flow data for the years ended December 31, 2001 and 2002 have been derived from our audited financial statements as of and for such dates and are not included in this annual report. Unless otherwise indicated, the financial statements are prepared and presented in accordance with International Financial Reporting Standards, also known as “IFRS”. For a reconciliation of our net income and owner’s equity to generally accepted accounting principles in the United States, also known as “U.S. GAAP”, see Note 47 to the Financial Statements. In 2005, the International Accounting Standards Board issued a number of new or revised IFRS which are effective for accounting periods beginning on or after January 1, 2005. We have adopted these new IFRS in the financial statements and changed our accounting policies accordingly. See Note 47 to the Financial Statements included in Item 18.

	As of and For the Year Ended December 31,
	2001	2002	2003	2004	2005	2005
	RMB	RMB	RMB	RMB	RMB	U.S.$
	(Amounts in millions except numbers of Shares and ADSs, and per Share, per ADS and operating data)
INCOME STATEMENT DATA
IFRS
Net Revenue
Net sales of coal
Domestic	2,599.8	3,414.0	4,337.1	7,407.0	8,421.5	1,043.5
Export(2)	2,276.2	2,799.9	2,457.2	2,947.3	2,932.0	363.3
Railway transportation service income	—	142.5	154.6	220.8	163.4	20.2
Total net revenue(3)	4,876.0	6,356.4	6,948.9	10,575.1	11,516.9	1,427.1
Gross profit	2,063.4	2,993.5	3,193.9	6,023.4	6,228.3	771.8
Interest expenses	(61.5)	(117.9)	(60.0)	(35.9)	(24.6)	(3.0)
Income before income taxes	1,360.2	1,748.2	1,974.9	4,673.3	4,420.0	547.7
Net income attributable to equity holders of the Company	970.9	1,222.0	1,386.7	3,154.3	2,881.5	357.1
Net income/Earnings per Share	0.35	0.43	0.30	0.66	0.59	0.07
Net income/Earnings per ADS	17.29	21.29	15.1	33.25	29.29	3.63
Operating income per Share	0.51	0.65	0.44	0.99	0.90	0.11
Income from continuing operation per ADS	25.32	32.51	22.16	49.64	45.18	5.60

U.S. GAAP
Net income(4)	1,227.6	1,325.7	1,499.2	3,263.9	2,994.7	371.1
Net income per Share	0.44	0.46	0.33	0.69	0.61	0.08
Net income per ADS	21.86	23.10	16.32	34.40	30.44	3.77

CASH FLOW DATA
IFRS
Net cash provided by operating activities	1,610.2	2,239.7	2,701.2	4,418.4	3,939.3	488.1
Depreciation	819.6	851.1	920.5	958.7	952.1	118.0
Net cash used in investing activities	(1,948.2)	(2,165.5)	(1,310.3)	(2,300.8)	(2,262.5)	280.4
Net cash (used in) provided by financing activities	618.0	345.2	(911.4)	1,075.4	(1,009.3)	(125.1)

OTHER FINANCIAL DATA
Income before income tax	1,360.2	1,748.2	1,974.9	4,673.3	4,420.0	547.7
Add: Interest expenses	61.5	117.9	60.0	35.9	24.6	3.0
Less: Interest income	39.9	30.2	17.8	92.7	91.7	11.4
Add: Depreciation and amortisation	827.0	858.5	950.1	994.3	971.9	120.4
EBITDA(5)	2,208.8	2,694.4	2,967.2	5,610.8	5,324.8	659.7
EBITDA margin(6)	45.3%	42.4%	42.7%	53.1%	46.2%	46.2%

OPERATING DATA
Raw coal production (‘000 tonnes)	34,018	38,435	43,279	39,146	34,655	N/A
Net sales (‘000 tonnes)
Domestic	18,369	20,582	25,776	27,988	25,234	N/A
Export	12,666	14,466	13,632	10,016	7,251	N/A
Total	31,035	35,048	39,408	38,004	32,485	N/A

BALANCE SHEET DATA
IFRS
Total current assets	3,221.7	3,873.4	4,430.5	8,319.6	10,951.1	1,357.0
Total current liability	2,047.6	1,662.7	2,372.0	2,545.1	3,429.0	424.9
Net current assets	1,174.1	2,170.7	2,058.5	5,774.5	7,522.1	932.1
Property, plant and equipment	7,479.8	8,276.9	8,616.4	8,537.2	9,318.5	1,154.7
Total assets	11,182.6	12,924.0	13,909.9	18,336.7	21,254.4	2,633.7
Total long-term borrowings	72.5	1,261.3	650.9	441.1	231.8	28.7
Equity attributable to equity holders of the Company	9,060.0	9,995.0	11,083.2	15,523.8	17,618.6	2,183.2

U.S. GAAP
Property, plant and equipment and prepaid lease payment, net	7,176.7	7,271.4	7,785.8	8,073.7	8,851.5	1,096.8
Total assets	11,071.0	11,787.5	12,845.8	17,379.1	20,189.4	2,501.7
Equity attributable to equity holders of the Company	7,668.9	8,858.5	10,019.2	14,519.3	16,699.8	2,069.3

Number of Shares
Domestic Shares	1,850.0	1,850.0	1,850.0	1,850.0	2,960.0	2,960
H Shares (including H Shares represented by ADS)	1,020.0	1,020.0	1,020.0	1,224.0	1,958.4	1,958.4
ADS	20.4	20.4	20.4	24.5	39.2	39.168
Dividend per
Domestic Share/H Share(7)	0.082	0.100	0.104	0.164	0.260	0.032
ADS(8)	4.10	5.00	5.20	8.20	13.00	1.611

(1)	The above financial highlights as of and for the year 2005 represent the data resulting from the consolidation of the financial statements of Yankuang Heze Power Chemical Company Limited (“Heze Nenghua”), Shandong Yanmei Shipping Co. Ltd. (“Yanmei Shipping”), Yanzhou Coal Yulin Power Chemical Co. Limited, Yancoal Australia Pty Limited and Austar Coal Mine Pty Limited. The gross profit, taxes and surcharges resulting from the principal businesses of Yanmei Shipping are calculated as the transportation cost of coal of us. As the sales income, operation results, and assets of Yanmei Shipping have only limited impact on us, they are not separately set out and analyzed in this report. Heze Nenghua, Yanzhou Coal Yulin Power Chemical Co. Limited, Yancoal Australia Pty Limited and Austar Coal Mine Pty Limited are currently in the preparation stage or in the construction stage and have limited impact on our financial results, and hence are not separately set out and analyzed in this report.
(2)	Export sales constituted 46.7%, 44.0%, 35.4%, 27.9% and 25.5% of total net revenue in 2001, 2002, 2003, 2004 and 2005, respectively.
(3)	Total net revenue is the sum of net sales of coal and railway transportation service income.
(4)	The net income for the year ended December 31, 2001 under U.S. GAAP included the loss of Jining III acquired in 2001 using the pooling of interest method. The net income for the years ended December 31, 2001 under U.S. GAAP included the profit of Railway Assets using the pooling of interest method. The net income for the year ended December 31, 2004 and the total assets value and owners’ equity as at December 31, 2004 under U.S. GAAP included the loss and net assets of Heze Nenghua acquired in 2005 using the pooling of interest method.
(5)	EBITDA refers to earnings before interest income, interest expense, taxes, depreciation and amortization. EBITDA should not be construed as an alternative to operating income or any other measure of performance or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing and financing activities. The items of net income excluded from EBITDA are significant components in understanding and assessing our financial performance, and EBITDA does not take into account capital expenditures or changes in working capital, which could have a material impact on our operating cash flow. Our computation of EBITDA may not be comparable to other similarly titled measures of other companies. We have included the information concerning EBITDA because management believes it is a useful supplement to cash flow data as a measure of our performance.
(6)	EBITDA margin represents EBITDA as a percentage of our total net revenue.
(7)	The calculation of Dividend per Domestic Share/H Share is based on the dividend paid in the relevant year and total number of Domestic Shares and H Shares ranking for the dividend.
(8)	Dividend per ADS is calculated at 50 times Dividend per Domestic Share/H Share based on one ADS being equivalent to 50 H Shares.

Exchange Rate Information

The following table sets forth, for the periods indicated, the noon buying rates for U.S. dollars in New York for cable transfers payable in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York expressed in Renminbi per U.S. dollar:

	Noon Buying Rate
Period	Period End	Average(1)	High	Low
	(expressed in RMB per U.S.$)
2000	8.2781	8.2784	8.2799	8.2768
2001	8.2766	8.2772	8.2786	8.2709
2002	8.2800	8.2772	8.2800	8.2700
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764

2005	8.0702	8.1826	8.2765	8.0702
December	8.0702	8.0755	8.0808	8.0702

2006
January	8.0608	8.0654	8.0702	8.0596
February	8.0415	8.0512	8.0616	8.0415
March	8.0167	8.0350	8.0505	8.0167
April	8.0165	8.0143	8.0248	8.0040
May	8.0215	8.0131	8.0300	8.0005
June (through June 22, 2006)	7.9963	8.0060	8.0225	7.9963

Source:	The Noon Buying Rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

(1)	Determined by averaging the rates on the last business day of each month during the respective period, except for monthly averages, which are determined by averaging the rates on each business day of the month.

On June 28, 2006, the noon buying rate for Renminbi was U.S.$1.00 = RMB7.997.

B. Capitalization and Indebtedness

Not applicable.

C. Reason for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business and results of operations are dependent on coal markets, which may be cyclical.

As the majority of our revenue is derived from sales of coal and coal-related products, our business and operating results are substantially dependent on the domestic and international demand for coal. The domestic and international coal markets are cyclical and exhibit fluctuation in supply and demand from year to year and are subject to numerous factors beyond our control, including, but not limited to, the economic conditions in the PRC, the global economic conditions and fluctuations in industries with high demand for coal, such as the power and steel industries. Fluctuations in supply and demand for coal have effects on coal prices which in turn affect our operating and financial performance. We have experienced substantial price fluctuations in the past and believe that such fluctuations will continue. The average selling price of our coal products per tonne was RMB172.4 in 2003, RMB272.3 in 2004 and RMB349.5 in 2005. The demand for coal is primarily affected by the overall economic development and the demand for coal from the electricity generation, steel and construction industries. The supply of coal on the other hand, is primarily affected by the geographical location of the coal supplies, the volume of coal produced by the domestic and international coal suppliers, and the quality and price of competing sources of coal. Alternative fuels such as natural gas, oil and nuclear power, alternative energy sources such as hydroelectric power, and international shipping costs also have effects on the market demand for coal. Excess supply of coal or significant reduction in the demand for our coal by the foreign or domestic electricity generation or steel industries may have an adverse effect on coal prices which would in turn cause a decline in our profitability. In addition, any significant decline in domestic or export coal prices could also materially and adversely affect our business and result of operations.

Our business relies on our major customers.

Prior to 2004, Shandong Power and Fuel Company was our largest domestic customer. For the year ended December 31, 2003, our sales to Shandong Power and Fuel Company accounted for 11.3% of our total net sales in 2003. The Shandong Power and Fuel Company had in the past purchased coal on behalf of several electric power plants in Shandong Province, including Zouxian Electric Power Plant. The Shandong Power and Fuel Company ceased to act as the central procurement center for coal on behalf of Zouxian Electric Power Plant and other electric power plants in Shandong Province after its restructuring at the end of 2003 and ceased to be our largest domestic customer.

For the year ended December 31, 2004 and 2005, Huadian Power International Corporation Limited (“Huadian”) replaced Shandong Power and Fuel Company and became our largest domestic customer. For the years ended December 31, 2004 and 2005, we supplied a total of 4.9 million and 5.6 million tonnes, representing 9.2% and 13.4% of our total net sales in 2004 and 2005, to our largest domestic customer. A substantial portion of Huadian’s coal purchases was supplied to Zouxian Electric Power Plant. Our sales of coal to Zouxian Electric Power Plant accounted for 9.6%, 9.5% and 13.2% of our total net sales in 2003, 2004 and 2005, respectively.

The Zouxian Electric Power Plant’s total coal requirements were approximately 6.6 million tonnes in 2005. We estimated that we supplied approximately 77.0%, 92.3% and 83.6% of the Zouxian Electric Power Plant’s coal requirements in 2003, 2004 and 2005, respectively. We believe we are likely to remain the

Zouxian Electric Power Plant’s principal coal supplier because (i) we are located within close proximity to the Zouxian Electric Power Plant, (ii) the Zouxian Electric Power Plant is unable to receive railway shipments of coal other than through our own railway network and (iii) the Zouxian Electric Power Plant’s boilers were designed to use our coal. Given the large percentage of our revenues derived from the supply of coal to the Zouxian Electric Power Plant, any adverse developments at the Zouxian Electric Power Plant could have an adverse impact on our results of operations.

We do not have direct export rights.

Currently, we do not have direct export rights. As a result, all of our export sales must be made through intermediary export sales companies. We use export sales service provided by the following three companies: China Coal Energy Group Company, China National Minerals Import and Export Company Limited and Shanxi Coal Import and Export Group Company (collectively, the “Export Sales Companies”). The quantity, quality, prices and final customer destination of our export sales are determined by us, the Export Sales Companies and overseas coal purchasers. As a result, we do not directly control matters such as port storage, loading, unloading and shipping processes. Although we are in the process of applying to the PRC central government, with the assistance of the Shandong provincial government, for direct export rights, there can be no assurance that we can obtain such rights. If we cannot obtain such direct export rights, we will have to continue reply on the intermediary export sales companies to export our coal. In addition, as export sales represent a significant percentage of our total sales, any material changes in the international coal market could adversely affect our export sales and results of operations.

Our business relies on short-term sales contracts and letters of intent.

The PRC government undertook measures in recent years to introduce market-oriented mechanisms to the coal sale and purchase process, including for example, abolishing government-devised pricing guidance for thermal coal and other temporary price intervention measures and permit the suppliers and buyers to determine pricing through discussions. Major domestic coal suppliers and coal purchasers attend the Annual National Coal Trading Convention to negotiate and discuss the price and quantity of coal to be supplied and purchased for the coming year through the signing of letters of intent and short- and long-term supply contracts. Approximately 86.0%, 88.5% and 87.0% of our sales in 2003, 2004 and 2005, respectively, were derived from such sales contracts and letters of intent. These sales contracts and letters of intent generally specify the quantities and timing of purchases planned over a time period generally no longer than one year. Prices with respect to purchases made under the letters of intent are generally determined at the time of sale based on mutual agreement between us and the relevant customers. Such letters of intent may not be enforceable due to their omission of certain material terms. In addition, the PRC government also adopted measures to ensure adequate allocation of railway transportation capacity to major coal suppliers and buyers and to improve market efficiency by permitting direct negotiation between the suppliers and buyers.

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

Approximately 60.1%, 60.0% and 53.6% of our total net sales in 2003, 2004 and 2005, respectively, were derived from sales of coal transported by the PRC’s national railway system (excluding coal sold to the Zouxian Electric Power Plant, which were transported entirely by and within our own railway network). As the railway system has limited transportation capacity and cannot fully satisfy coal transportation requirements, discrepancies between capacity and demand for transportation exist in certain areas of the PRC. Currently, our domestic customers are mainly located in Eastern China, where the railway system is relatively advanced. We generally utilize the national rail system to transport coal to our customers as well as major coal shipping ports in the eastern coast of China for transshipping to customers in the coastal region of China and overseas. No assurance can be given that we will continue to be allocated adequate railway transport capacity or acquire adequate rail cars, or that we will not experience any material delay in transporting our coal as a result of insufficient railway transport capacity or rail cars.

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

We acquired Jining III Coal Mine and Southland Colliery in 2001 and 2004, respectively. In 2005, we further acquired 95.67% of the equity interest in Heze Nenghua from our Parent Company and are currently developing Zhaolou Coal Mine in Juye Coal Field and other new mining projects in Shaanxi Province. However, we can not give any assurance that we will be able to continue identifying suitable targets in the PRC or abroad for acquisition or acquire suitable targets on competitive terms. Nor can we assure you that we will be able to successfully develop new coal mines or expand our existing ones in accordance with our development proposal or at all. Our failure to timely or successfully acquire suitable target on competitive terms, or to successfully complete the development of new coal mines or to expand our existing coal mines could have an adverse effect on our financial condition and results of operation.

The acquisition and/or the development of new mines in the PRC and overseas requires approval of the PRC government. Delay or failure in securing the relevant PRC government approvals or permits as well as any adverse change in government policies may cause a significant adjustment to our development and acquisition plans, which may materially adversely affect our profitability and growth prospects. In addition, we could encounter unforeseen problems due to our unfamiliarity with local laws and regulations, or suffer foreign exchange losses in connection with overseas investments. We cannot assure you that our overseas expansion or investments will be successful.

We may suffer losses resulting from industry-related accidents and lack of insurance.

We operate coal mines and related facilities that may be affected by water, gas, fire or structural problems. As a result, we, like other coal mining companies, have experienced accidents that have caused property damage and personal injuries. Although we have implemented safety measures for our production facilities and provided on-the-job training for our employees, and, we have in accordance with relevant laws set aside approximately 2.0% of employees’ total remuneration for employees’ injury insurance, there can be no assurance that industry-related accidents will not occur in the future.

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

A consequence of the underground mining methods used at our mines is land subsidence above underground mining sites. Depending on the circumstances, we may relocate inhabitants from the land above the underground mining sites prior to mining those sites or we may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined. We may also be required to make payments for restoration, rehabilitation or environmental protection of the land after the underground sites have been mined. An estimate of such costs is recognized in the period in which the obligation is identified and is charged as an expense in our income statement in proportion to the coal extracted. The payment for such costs is funded from working capital. The amount charged to income statements in 2005 amounted to RMB636.6 million. The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on the past occurrences of land subsidence. However, the provision is only an estimate. The estimate of the costs for restoration, rehabilitation or environmental protection of the land may be subject to change in the future as the actual costs become apparent and standards established by the PRC Government change from time to time. Therefore, there can be no assurance that such estimates are accurate or that our restoration, rehabilitation and relocation costs will not substantially increase in the future or that the PRC Government will not impose new fees in respect of land subsidence. Any such substantial increases or new fees could have a material adverse effect on our results of operations.

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

Export sales of coal accounted for 36.2%, 28.5% and 25.8% of our net sales of coal in 2003, 2004 and 2005, respectively. Average selling prices for export coal sales are generally higher than average selling prices for domestic sales. In 2005, average selling prices for export sales were RMB404.3 per tonne, compared to average selling prices for domestic sales of RMB333.7 per tonne.

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

The new regulations did not have a material adverse effect on our export sales in 2004 and 2005 as our export agents have consistently receive export quota sufficient to satisfy our export volume. However, we are unable to predict what impact, if any, they may have on the level of our export coal sales for 2006 and later years. Article 10 of the regulations provides that, in determining the allocation of specific quotas to authorized coal exporters, the National Development and Reform Commission and the Ministry of Commerce will refer to the exporters’ respective coal export performances in the previous year. We have been one of the largest coal exporters in China. For the years ended December 31, 2003, 2004 and 2005, our export sales of coal accounted for approximately 14.5%, 11.6% and 10.2%, respectively, of the total coal export sales in China during the same period. Although our export sales have not been affected by the new regulations, if national coal exports are reduced, the level of our export sales in future periods could be affected, which in turn could adversely affect our results of operations.

Our Parent Company may have a significant influence on us.

As at March 31, 2006, the Parent Company owned 52.86% of our outstanding shares. Our Articles of Association provide that, in addition to any obligation imposed by law, a controlling shareholder shall not exercise its voting rights in a manner prejudicial to the interests of the shareholders generally, including voting with respect to certain enumerated matters of fundamental importance to shareholders.

In addition to being our majority shareholder, the Parent Company also provides certain materials, utilities and services to us pursuant to the materials and services supply agreement dated October 17, 1997 between us and the Parent Company (as amended by supplemental agreements dated October 30, 2001 and May 29, 2003). Pursuant to the regulations of Hong Kong Stock Exchange and Shanghai Stock Exchange on on-going connected transactions and the operation developments of us and the Parent Company, we completed the review of its on-going connected transactions as required by law and entered into six new on-going connected transaction agreements (“New On-going Connected Transaction Agreements”) with the Parent Company in the first quarter 2006. It also determined the caps on the connected transactions for each New On-going Connected Transaction Agreements in each year (“the Annual Caps”) from 2006 to 2008. For details of the New On-going Connected Transactions, please see “Item 7 — Related Party Transaction.” Any material financial or operational problems experienced by the Parent Company leading to disruption of its operations could materially affect our operations and future prospects.

Our operations are subject to a number of risks relating to the PRC.

We are also subject to a number of risks relating to the PRC, including the following:

•	The central and local PRC governments continue to support the development and operation of coal industry in China. If the PRC Government changes its current policies that are currently beneficial to us, we may face significant constraints on our flexibility and ability to expand our business operations or to maximize our profitability.

•	Under current PRC regulatory requirements, our projects for the development of new coal mines require PRC Government approval. If any of our important projects required for our growth or cost reduction are not approved, or are not approved on a timely basis, our financial condition and operating performances could be adversely affected.

•	The PRC Government has been reforming, and is expected to continue to reform its economic system. Many of the reforms are unprecedented or experimental, and are expected to be refined and improved. Other political, economic and social factors can also lead to further readjustment of the reform measures. This refining and readjustment process may not always have a positive effect on our operations. Our operating results may be adversely affected by changes in the PRC’s economic and social conditions and by changes in policies of the PRC Government such as changes in laws and regulations (or the interpretation thereof), imposition of additional restrictions on currency conversion and reduction in tariff protection and other import restrictions.

•	Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China, or PBOC, which are set daily based on the previous day’s PRC interbank foreign exchange market rate and current exchange rates on the world financial markets. Since 1994, the official exchange rate for the conversion of Renminbi to U.S. dollars has generally been stable. On July 21, 2005, however, PBOC announced a reform of its exchange rate system. Under the reform, Renminbi is no longer effectively linked to US dollars but instead is allowed to trade in a tight 0.3% band against a basket of foreign currencies. Any further appreciation of Renminbi in the future will increase the cost of our export sales, reduce our account receivables denominated in foreign currencies and adversely affect our financial condition and results of operations. On the other hand, any devaluation of the Renminbi may adversely affect the value of, and dividends payable on, our H shares and ADSs in foreign currencies since we receive our revenues and denominate our profits in Renminbi. Our financial condition and operating performance may also be affected by changes in the value of certain currencies other than Renminbi in which our earnings and obligations are denominated. In particular, a devaluation of the Renminbi is likely to increase the portion of our cash flow required to satisfy our foreign currency-denominated obligations.

•	Since 1997, many new laws and regulations covering general economic matters have been promulgated in the PRC. Despite this activity to develop the legal system, PRC’s system of laws is not yet complete. Even where adequate law exists, enforcement of existing laws or contracts based on existing law may be uncertain and sporadic, and it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction. The relative inexperience of PRC’s judiciary in many cases creates additional uncertainty as to the outcome of any litigation. In addition, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We, Yanzhou Coal Mining Company Limited, were established on September 25, 1997 as a PRC joint stock company with limited liability under the Company Law of the PRC (the “Company Law”). The Predecessor, formerly known as Yanzhou Mining Bureau, was established in 1973. In 1996, upon receipt of approval from the former State Economic and Trade Commission and the former Ministry of Coal Industry (“MOCI”), the Predecessor was incorporated and renamed Yanzhou Mining (Group) Corporation Limited and subsequently renamed as Yankuang Group Corporation Limited after reorganization in 1999.

In April 2001, we were approved by the Minister of Foreign Trade and Economic Cooperation, the predecessor of the Ministry of Commerce, to convert from a joint stock company with limited liability to a Sino-foreign joint stock company with limited liability under the Company Law and the Sino-Foreign Joint Venture Law of the PRC. Our H Shares accounted for 39.82% of our outstanding shares as of December 31, 2005.

Our contact information is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn/mygsbak/index.asp

We principally engage in underground mining, preparation and sale of coal, and railway coal transportation. We were one of the largest coal producers in Eastern China with raw coal production of approximately 34.7 million tonnes in 2005. We were also one of the largest coal exporters in the PRC in terms of sales volume with approximately 7.3 million tonnes in export sales in 2005.

We have six coal mines located in China: Nantun Mine, Xinglongzhuang Mine, Baodian Mine, Dongtan Mine, Jining II Mine and Jining III Mine, which commenced production in 1973, 1981, 1986, 1989, 1997 and 2000, respectively. As of December 31, 2005, our six domestic coal mines had a total in-place proven and probable reserve of approximately 1968.4 million tonnes.

In 2004, we acquired the entire interest in the Southland coal mine located in New South Wales of Australia (“Southland”) from independent third parties and completed the transfer on December 24, 2004. We subsequently renamed Southland coal mine as Austar Coal Mine. We have also established two wholly-owned subsidiaries in Australia, namely Yancoal Australia Pty Limited (“Yancoal”) and Austar Coal Mine Pty Limited (“Austar”), in 2004 for our future operations of Southland. We expect to complete the upgrade of the coal mining and production system as well as the testing and commissioning of the relevant coal mining and production system in Austar Coal Mine and to begin production in the third quarter of 2006.

In 2005, we acquired 95.67% equity interest in Yankuang Heze Power Chemical Company Limited (“Heze Nenghua”) from the Parent Company. The principal activities of Heze Nenghua are to conduct the initial mining preparation of the Zhaolou, Wanfu and other coal mines at the Juye Coalfield including obtaining the approvals for the coal mine projects, applying for the necessary exploration rights for coal and preparing for the construction of the coal mines. As at December 31, 2005, Heze Nenghua has commenced construction works for the Zhaolou coal mine. Pursuant to a supplemental agreement dated June 28, 2005 entered between us and the Parent Company, the Parent Company irrevocably undertook that we shall have the right to acquire the mining rights of Zhaolou coal mine and Wanfu coal mine from the Parent Company within twelve months from the respective dates on which such mining rights are obtained by the Parent Company for a consideration to be determined based on valuations conducted by independent qualified PRC valuers. The valuations should also be endorsed by the applicable PRC government authorities.

We have successfully developed a mechanized comprehensive caving method and have developed mining equipment suitable for medium to thick coal seam extraction. The patented mechanized comprehensive caving method is one of the most advanced mining technologies in the world. We continue to improve our proprietary caving method for internal use or license to third party mining companies.

The location of a coal mine affects its competitiveness due to the significant costs of coal transport. We believe that our mines are well-situated given the rapid economic growth of Eastern China, the insufficient supply of coal produced in this region and the substantial costs involved in transporting coal to Eastern China from major coal-producing provinces such as Shaanxi Province, Shanxi Province and Inner Mongolia Autonomous Region. In 2003, 2004 and 2005, 35.2%, 47.4% and 49.5%, respectively, of our total net sales were derived from sales to customers within Shandong Province. Our largest end-user, Huadian’s Zouxian Electric Power Plant, accounted for 9.6%, 9.5% and 13.2% of our total net sales in 2003, 2004 and 2005, respectively. Net sales to customers located in the rapidly growing Yangtze delta region, encompassing Shanghai Municipality, Jiangsu Province and Zhejiang Province, were 20.3%, 16.9% and 15.1% of our total net sales in 2003, 2004 and 2005, respectively. Exports, principally to Japan, accounted for 35.4%, 27.9% and 25.5% of our total net sales in 2003, 2004 and 2005, respectively. We did not record any sales from Austar Coal Mine for this reporting period as it was still under reconstruction and upgrade.

The principal coal reserves in our mines consist of prime quality, low-sulphur coal, capable of yielding a product with an ash content as low as 6%. We sell thermal coal, which is suitable for large-scale electric power generation, as well as semi-soft coking coal, which is used in metallurgical production. Our primary customers include electric power plants and metallurgical mills located in Eastern China and the areas along the Beijing-Hangzhou Grand Canal, which are generally more economically developed than other areas of China, and foreign enterprises located in East Asia. Of our total net sales in 2003, 2004 and 2005, 20.5%, 20.1% and 20.4%, respectively, were sales to PRC electric utility customers, with the remainder representing sales principally to metallurgical companies, chemical manufacturing companies and fuel supply companies. Our major domestic customers include Huadian, Shandong Luneng, Shanghai Baosteel Group Corporation and Dongguan Shijie Fuel Company. Relationships between us and our key customers are stable.

In 2005, we generated total net sales and net income attributable to equity holders of the Company of RMB11,516.9 million and RMB2,881.5 million, respectively.

Share Reform Plan

As background, beginning in May 2005, the PRC government and the PRC securities regulatory and supervisory authorities started to implement share reforms for shares of domestically listed companies in the PRC in order to eliminate the split share treatment of shares of listed companies in the PRC. Under such split share system, domestic shares are either tradable or non-tradable. In adopting the share reforms, the PRC government and the PRC securities regulatory and supervisory authorities have implemented an interest-balanced mechanism between the holders of non-tradable shares and tradable shares. Pursuant to the share reform policies in the PRC, holders of non-tradable shares could, subject to approvals by the relevant government authorities and consents by the holders of domestically listed and tradable shares, convert their non-tradable shares into shares freely tradable on the domestic stock exchanges in the PRC. In return for approving such share conversion, the holders of the tradable shares will receive certain numbers of shares and relevant commitments made by holders of non-tradable shares. Upon consummation of the share reforms, all non-tradable shares, issued in the PRC, of PRC domestically listed companies will be freely tradable on the PRC domestic stock exchanges.

We have tradable shares issued in the PRC, or A Shares, which are listed on the Shanghai Stock Exchange as well as non-tradable shares which are held by our Parent Company, our controlling shareholder. We also have overseas listed foreign invested shares, or H Shares, which are listed on the Hong Kong Stock Exchange as well as ADSs, representing the H Shares, which are listed on the New York Stock Exchange. At present or under the PRC government policies, the A Shares and the non-tradable shares issued in the PRC are a separate class of shares and at present are not freely convertible into H Shares or ADSs. Pursuant to relevant regulations relating to share reforms in the PRC and the relevant securities laws and regulations, the share reform plan only involves the tradability of non-tradable shares into tradable shares in the PRC and the only shareholders who are entitled to participate in the shareholders’ meeting to approve the proposed share reform plan proposed by our Parent Company are the Holders of A shares and our Parent Company.

Our share reform plan was implemented on March 31, 2006. Our Parent Company paid a consideration of 2.5 non-tradable shares to each Holder of A Shares for every ten A Shares held by such Holder of A Shares whose name appeared on the register of member of A Shares on March 30, 2006 in exchange for the right to list and trade the non-tradable shares of the Parent Company on the Shanghai Stock Exchange. Our Parent Company did not offer similar consideration to the Holders of H Shares and Holders of ADSs of the Company. For more details of the changes of our shareholding structure as a result of implementation of the share reform plan, see “Item 9 – Offering and Listing.”

In addition to the statutory undertakings, our Parent Company also undertook that (1) the original non-tradable Shares held by the Parent Company would be subject to a trading moratorium of 48 months from the date of the implementation of the share reform plan; (2) it will, in accordance with the relevant governmental procedures, assign part of its operations including coal and electricity operations together with new projects which are in line with our Company’s development strategies to us in 2006 and support our Company in the implementation of such assignment to enhance the operational results of the Company and to minimize the connected transaction and competition between Yankuang Group and us. We will be invited to invest in the coal liquefaction project which is being developed by Yankuang Group for co-development; and (3) all related expenses arising from the share reform plan would be borne by our Parent Company.

Our assets, liabilities, ownership interest, total share capital and net profit remain unchanged upon implementation of the share reform plan.

Capital Expenditures / Recent Developments

Our principal sources of cash have been cash from operations, the proceeds from issuance of new Shares and bank loans. Our principal capital expenditures have been for the acquisition of property, plant and equipment. During 2003, 2004 and 2005, our total capital expenditures were RMB1,328.1 million, RMB1,057.5 million and RMB1,290.5 million, respectively. For more information, please see “Item 5 – Operating and Financial Review and Prospects – B. Liquidity and Capital Resources.”

We commenced the reconstruction, expansion of production capacity and technology upgrade at Austar Coal Mine in 2005 and we expect to resume production at the Austar Coal Mine in the third quarter of 2006. The reconstruction, expansion and technology upgrade at the Austar Coal Mine is expected to cost approximately AUD161.0 million. As of December 31, 2005, we have spent an aggregate total of approximately AUD76.6 million on the reconstruction, expansion and technology of Austar Coal Mine. For more details of Austar Coal Mine, see “– D. Property, Plants and Equipment – Austar Coal Mine.” On December 31, 2005, the noon buying rate for AUD was U.S.$1.00 = AUD0.7342.

We also commenced the construction at Zhaolou Coal Mine in 2004 and we expect to complete the construction of the Zhaolou Coal Mine in December 2007. The construction at the Zhaolou Coal Mine is expected to cost approximately RMB 2,364.7 million and we have spent an aggregate total of approximately

RMB476.6 million on the construction and development of Zhaolou Coal Mine as at December 31, 2005. For more details of Zhaolou Coal Mine, see “—D. Property, Plants and Equipment—Zhaolou Coal Mine.”

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

	Sulphur content	Ash Content	Calorific Value	Washed	Principal Application
	%	%	(megajoule/ kilogram)
No.1 Clean Coal	0.4	7-8 average 7.6	26-28 average 27.6	Yes	High-quality metallurgical production
No.2 Clean Coal	0.5	8-10 average 9.6	26-28 average 26.8	Yes	Metallurgical production; construction; production of liquidize coal
No.3 Clean Coal	0.6	9-16 average 13	24-26 average 25.3	Yes	Metallurgical production; electric power generation; coal chemical production
Lump Coal	0.6	12-14 average 13	25-26 average 25.5	Yes	Construction; power generation; coal for oven application
Screened Raw Coal	0.6	18-27 average 20.3	24-26 average 25.3	No	Power generation
Mixed Coal	0.6	22-30 average 29.3	18-22 average 20.1	Yes	Power generation

The following table sets out our principal coal products based on sales volume and net coal sales in the years ended December 31, 2003, 2004 and 2005.

	Year Ended December 31,
	2003		2004		2005
	Sales Volume	Net Sales	Sales Volume	Net Sales	Sales Volume	Net Sales
	(‘000 tonnes)	(RMB million)	(‘000 tonnes)	(RMB million)	(‘000 tonnes)	(RMB million)
No. 1 Clean Coal	513.8	128.2	631.3	220.5	773.9	398.0
No. 2 Clean Coal	6,729.2	1,287.6	6,329.2	2,013.5	5,084.5	2,499.1
No. 3 Clean Coal	11,952.7	2,126.3	11,861.9	3,484.0	11,183.0	4,143.8
Lump Coal	583.4	130.3	752.3	284.3	485.5	209.9
Screened Raw Coal	13,937.5	2,499.4	14,936.6	3,867.5	10,805.4	3,478.1
Mixed Coal and others	5,690.9	622.5	3,492.6	484.5	4,152.1	624.7

Total	39,407.5	6,794.3	38,003.9	10,354.3	32,484.5	11,353.5

Our coal production in 2005 was approximately 34.7 million tonnes, a decrease of 4.5 million tonnes or 11.5%, as compared with our production for the same period in 2004. The decrease was mainly due to the delay in relocation of certain villages located within the coal fields of our Company. Because we had to relocate these 6 villages, 6 of our 12 coal production systems including long-wall workfaces and other mining equipment did not maintain normal productivity in the third quarter of 2005. Upon the relocation of 2 villages in the fourth quarter of 2005, 3 coal production systems have resumed normal productivity. The remaining 4 villages were relocated in the first quarter of 2006, 6 of our coal production systems have resumed their normal productivity in April 2006.

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

We offer railway transportation services to third parties, including the Parent Company. In 2005, we transported a total of 20.2 million tonnes of goods, representing an decrease of 10.1 million tonnes, or 33.4%, as compared with that of 2004. External sales of our railway transportation services represent the amount charged to customers for the transportation of coal purchased on an ex-mine basis, where the customer pays the cost of transportation. External sales from our railway transportation service in 2005 was RMB163.4 million, representing an decrease of RMB57.3 million, or 26%, as compared with that of 2004 due primarily to decrease in total coal sales.

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

Net coal sales represent the invoiced value of coal sold and is net of returns, discounts, sales taxes and transportation costs if the invoiced value includes transportation costs to the customers. Sales taxes consist primarily of a resource tax, which was increased to RMB3.60 from RMB2.40 per tonne of the imputed quantity of raw coal sold effective from May 1, 2005. Sales taxes are paid to the local tax bureau.

The following table sets out our net coal sales by our customers’ industries for the years ended December 31, 2003, 2004 and 2005:

	Year Ended December 31,
	2003		2004		2005
	Net Sales	% of Net Coal Sales	Net Sales	% of Net Coal Sales	Net Sales	% of Net Coal Sales
	(RMB million)		(RMB million)		(RMB million)
Domestic Sales
Electric power plant	1,421.4	20.9	2,121.5	20.5	2,357.6	20.8
Metallurgical mills	294.9	4.3	656.9	6.3	811.4	7.1
Construction material and chemical manufacturers	329.8	4.9	784.1	7.6	686.2	6.0
Fuel trading companies and others	2,291.0	33.7	3,844.5	37.1	4,566.2	40.3
Subtotals of Domestic Sales	4,337.1	63.8	7,407.0	71.5	8.421.5	74.2

Exports
Electric power plant	1,226.6	18.1	1,683.8	16.3	967.6	8.5
Metallurgical mills	1,135.8	16.7	1,208.1	11.7	1,952.0	17.2
Others	94.8	1.4	55.4	0.5	12.4	0.1
Subtotals of Exports	2,457.2	36.2	2,947.3	28.5	2,932.0	25.8

Total	6,794.3	100.0	10,354.3	100.0	11,353.4	100.0

Our domestic coal sales are concentrated in Eastern China, particularly in Shandong Province. The following table sets out our net coal sales by geographic region for the years ended December 31, 2003, 2004 and 2005:

	Year Ended December 31,
	2003		2004		2005
	Net Sales	% of Net Coal Sales	Net Sales	% of Net Coal Sales	Net Sales	% of Net Coal Sales
	(RMB million)		(RMB million)		(RMB million)
Domestic Sales
Eastern China
Shandong Province	2,443.7	36.0	5,014.4	48.4	5,697.4	50.2
Jiangsu Province	546.6	8.0	738.1	7.1	674.7	5.9
Zhejiang Province	495.6	7.3	700.6	6.8	536.3	4.7
Shanghai	365.5	5.4	351.6	3.4	528.8	4.7
Other provinces in the region(1)	86.9	1.3	316.8	3.1	560.8	4.9
Subtotal	3,938.3	58.0	7,121.5	68.8	7,998.0	70.4
Southern China(1)	398.8	5.8	285.5	2.7	423.5	3.7
Exports	2,457.2	36.2	2,947.3	28.5	2,932.0	25.8

Total	6,794.3	100.0	10,354.3	100.0	11,353.5	100.0

(1)	Other provinces in Eastern China include Anhui Province, Fujian Province and Jiangxi Province whereas Southern China includes Guangdong Province, Hainan Province and Hunan Province.

The following table sets out our major domestic and overseas customers:

Domestic	Overseas+

Huadian Power International Corporation Ltd.	Sumitomo Metallurgy, Inc.

Shanghai Baosteel Corporation Ltd.	Idemitsu

Dongguan Shijie Fuel Company	Nippon Steel Corporation

Jinin Hongyun Materials Ltd	Kyushu Electric Power

Shanghai Electric Fuel Ltd	JFE Steel Corporation

+	Through Export Sales Companies

As of December 31, 2005, Huadian was our largest domestic customer. For the year ended December 31, 2005, we supplied a total of 5.6 million, representing 13.4% of our total net sales in 2005, to our largest domestic customers. A substantial portion of Huadian’s coal purchases was supplied to Zouxian Electric Power Plant. Our sales of coal to Zouxian Electric Power Plant accounted for 9.6%, 9.5% and 13.2% of our total net sales in 2003, 2004 and 2005. The Zouxian Electric Power Plant’s total coal requirements were approximately 6.6 million tonnes in 2005. We estimated that we supplied approximately 77.0%, 92.3% and 83.6% of the Zouxian Electric Power Plant’s coal requirements in 2003, 2004 and 2005, respectively.

In 2003, 2004 and 2005, net sales to our five largest domestic customers accounted for 18.5%, 15.3% and 20.0%, respectively, of our total net sales.

We exported 13.6 million, 10.0 million and 7.3 million tonnes of coal in 2003, 2004 and 2005, respectively, accounting for approximately 14.5%, 11.6% and 10.2% of the PRC’s total coal export sales in the respective periods. Export sales primarily consist of sales of our No. 2 and No. 3 Clean Coal to Japan. Our net export sales in 2005 decreased from 27.9% of total net sales in 2004 to 25.5% because we sold more coal domestically due to higher domestic coal pricing compared to export coal pricing. Most of our major overseas end-users are located in East Asian countries and regions, such as Japan and Korea, with Japan being the largest market. We have established close relationships with overseas customers, notwithstanding that all export sales were made through the Export Sales Companies.

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

Currently, we make pricing decisions taking into account: (i) prices in the relevant local coal markets (inclusive of transportation costs); (ii) grade and quality of the coal; and (iii) relationships with customers. Most of the transportation costs for domestic sales of our products are borne by the customers. Our sales and marketing department has access to domestic and international market information through our data center, enabling us to closely monitor pricing developments in our principal markets. Although we do not have direct export rights, export prices are ultimately determined among us, our agents, and our customers through negotiation.

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

We also use the Beijing-Hangzhou Grand Canal to ship coal on barges to customers located in the area serviced by the canal. In 2003, we funded the construction of the Jining Siheco Coal Port to develop the market near the Beijing – Hangzhou Grand Canal. Jining Siheco Coal Port came into operation in the first quarter of 2004.

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

After the raw coal is brought to the ground, it undergoes a simple selection process to separate coal from rocks and other impurities. A portion of such selected coal is directly sold to customers and the remainder is processed by our coal preparation plants for further purification and classification. Each of our six mines has a coal preparation plant. In general, the coal-washing processes conducted by our coal preparation plants comprise a water bed washing and separation process by jig machines, a sink-and-float separation process and a final floating separation process. With the exception of the equipment in the Xinglongzhuang coal preparation plant, most of the equipment used in our coal preparation plants is manufactured in the PRC. Most of the equipment used in our coal preparation plants is automated, which enables our personnel to exercise precise control over the ash content and grades of the coal. The aggregate recovery rate of our coal preparation plants was 88.5%, 77.9% and 72.9% in 2003, 2004 and 2005, respectively.

Materials, Water and Energy Supply

We purchase certain materials to conduct our coal mining and processing operations, consisting principally of: (i) steel for support of the work-faces and underground tunnels, and (ii) cement for the underground tunnels and ground structures. We source our steel principally from Shanghai Baosteel Corporation Ltd and Anhui Maanshan Iron & Steel Co. Ltd. We source our cement principally from the Parent Company pursuant to the Materials and Services Supply Agreement and the supplemental agreements thereto. There is no governmental regulation of the price of materials. The prices are set at market rate or through negotiations. We believe that we have established stable cooperative relationships with our suppliers, which enable us to obtain a reliable supply of most of the materials required in our production process. We believe that many alternative suppliers exist for most of the materials we purchase, and, therefore, we do not foresee any difficulty in obtaining an adequate supply of these materials.

In 2003, 2004 and 2005, 4.6%, 6.0% and 1.8%, respectively, of our total cost of sales were attributable to purchases from our largest supplier. In 2003, 2004 and 2005, 12.3%, 11.2% and 7.5% respectively, of our total cost of sales were attributable to purchases from our five largest suppliers.

We use electricity in our operations. Electricity prices in China are under governmental control. The total costs of electricity amounted to RMB291.7 million, RMB307.4 million and RMB294.8 million (inclusive of the electricity power used in the operation of our railway network) in 2003, 2004 and 2005, respectively. We have not experienced any material disruption in electricity supply in recent years.

The main source of our water is underground water. Each of our mines has obtained a license to use underground water. We have not experienced any material disruption in water supply in recent years.

Our costs for materials, water and electricity supplies amounted to a total of RMB1,441.5 million in 2005, representing an increase of RMB41.5 million, or 3.0%, from RMB1,400.0 million in 2004. Our costs for materials, water and electricity supplies in 2005 accounted for 27.3% of our total cost of sales, decreased from 30.8% in 2004.

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

As a result of our safety control program, we have been able to maintain a good safety record. The workers’ fatality rate for our mines was 0.077 fatalities per million tonnes of raw coal produced in 2004, and 0.087 fatalities per million tonnes of raw coal produced in 2005. These rates are substantially lower than the average rate for coal mines in the PRC.

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

Each of our mines has an underground water processing station. In the aggregate, we can process 18.7 million tonnes of underground water each year. Such underground water, after processing, is used for production, coal washing and landscape maintenance. We also have six waste water treatment plants, which have an aggregate annual waste water treatment design capacity of 10.5 million tonnes. The rocks produced during our production are mainly used for landfill and to produce construction materials.

In the years ended December 31, 2003, 2004 and 2005, we spent RMB4.8 million, RMB3.8 million and RMB4.8 million for environmental protection, respectively. These expenses consisted principally of capital expenditures, equipment operating expenses and discharge fees paid to the PRC Government.

Insurance

In accordance with what we believe is the customary practice for PRC coal mining entities, we do not currently maintain fire, casualty or other property insurance covering our properties, equipment or inventory other than with respect to vehicles. In addition, we do not maintain any business interruption insurance or any third party liability insurance to cover claims in respect of personal injury, property or environmental damage arising from accidents on our properties or relating to our operations, other than third party liability insurance with respect to vehicles. We do not maintain any insurance policy to cover our railway network or its operation. We have, in accordance with relevant laws, set aside approximately 2.0% of employees’ total remuneration for employees’ injury insurance. We currently maintain personal injury insurance for our employees.

Competition

Coal Production

China’s coal industry is characterized by the uneven distribution of coal reserves and the existence of a large number of enterprises. However, the number of large scale coal producing production enterprises is limited. According to the China Coal News published on April 3 April, 2006, there were 5,206 coal producing production enterprises were considered as to be above-average enterprises that and had an annual coal sales revenues of over RMB5.0 million as of December 31, 2005. Of these, only 31 of those enterprises had an annual output of more than 10 million tones tonnes with and a total an aggregate production volume close to 900.0 million tonnes, accounting for 42.3% of the total coal production in China.

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

The following table sets out the top ten coal producers in China in 2005, their 2005 production and principal seaports:

	Provinces	2005 Production(1)	Principal Seaport
	(’000 tonnes)
Shenhua Group	Beijing	149,683	Huanghua, Tianjin and Qinhuandao
ChinaCoal Group	Beijing	71,858	Qinhuangdao and Lianyungang
Shanxi Coking Coal Group Company	Shanxi	60,809	Qinhuangdao
Datong Coal Mining Group Company	Shanxi	56,684	Qinhuangdao
Longmay Coal Group Co.	Heilongjiang	48,070	Tianjin and Jinzhou
Yankuang Group Company.	Shandong	33,455	Rizhao
Yangquan Coal Group Co.	Shanxi	32,451	Huanghua and Qinhuandao
Huainan Mining Group Co.	Anhui	32,405	Not applicable
Pingdingshan Coal Group Co.	Henan	32,060	Not applicable
Jincheng Wuyan Group Co.	Shanxi	30,060	Not applicable

(l)	China Coal Industry Association

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

We are principally subject to governmental supervision and regulation by two agencies of the PRC Government:

•	the National Development and Reform Commission (the “NDRC”), which sets and implements the major policies concerning China’s economic and social development policies, approves development projects exceeding certain capital expenditure amounts, including approval of Sino-foreign joint venture projects, coordinates economic development of State-owned enterprises and oversees their reform, formulates industrial policies and investment guidelines for all industries, including the coal industry; and

•	the Ministry of Land and Resources, which has the authority to grant land use licenses and mining right permits.

The following is a brief summary of the principal laws, regulations, policies and administrative directives to which we are subject.

Pricing

In China, the prices of coal products, excluding prices of thermal coal used in electricity generation, are determined by the market.

Until 2002, the production and pricing of coal have largely been subject to close control and supervision by the PRC government, which centrally manages the production and pricing of coal. Previously, the price of coal was determined based on a government-devised pricing guideline which set out the suggested prices for coal. However, in order to effectuate the transform from planned economy to market economy practices, China eliminated from 1 January 2002 the State guidance price for coal and left the determination of prices for all types of coal largely to the market forces However, as the PRC government continues to maintain control over the national railway system, which is the primary means for coal transportation in China, the Chinese government still may exert influence over the pricing of coal through its allocation of railway transportation capacity for coal.

In addition, under the Price Law of the People’s Republic of China, promulgated on 29 December 1997, effective from 1 May 1998, in the event of an actual increase or potential increase in the prices of important merchandise such as coal, the State Council and the provincial governments, autonomous regions and municipalities directly under the central government may adopt intervention measures for some prices, such as restricting the ratio of price differentials or of profits, and imposing price limits, etc. In August 2004, the NDRC issued a notice setting forth temporary measures to be imposed on thermal coal prices for certain regions. In December 2004, the NDRC issued a notice setting forth guidelines for pricing of thermal coal sales in 2005. Under these guidelines, the coal suppliers and their customers may not negotiate for the sale of coal at prices exceeding the government suggested price range.

On May 1, 2005, the PRC Government implemented a policy to associate coal prices with electricity price, allowing electricity prices to be adjusted on the fluctuation in coal prices. Factors affecting the fluctuations in coal prices include the overall performance of the Chinese economy, business cycles in the power industry, the availability of alternative energy sources, and coal production and transportation capacities. Currently, the price of thermal coal used in electricity generation and the market price are not in line. On December 27, 2005, the PRC Government issued a notice to (i) cancel the 2004 NDRC notices regarding temporary measures and pricing limitation imposing on thermal coal prices and (ii) allow the prices of thermal coal used in electricity generation to be negotiated by coal suppliers and their customers. However, the PRC Government may adopt temporary intervention measures in the event of an actual increase or potential increase in the prices of thermal coal for electricity generation pursuant to the Price Law. In the next five-year plan period (2006-2010), the PRC Government will gradually adjust prices of thermal coal used in electricity generation in accordance with the market price of coal.

Similar to coal pricing, the production and supply of coal, which was dictated by the PRC government’s annual state coal allocation plan, has been gradually liberalized and largely subject to market forces. Major domestic coal suppliers and coal purchasers attend the Annual National Coal Trading Convention to negotiate and discuss the price and quantity of coal to be supplied and purchased for the coming year through the signing of letters of intent and short- and long-term supply contracts.

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

Under the amended Foreign Trade Law and other relevant regulations, coal exports remain subject to State control and require governmental approval. Currently, there are only four authorised coal exporters, Shenhua Coal Trading Company Limited, China Coal Energy Group Company, China National Minerals Import and Export Company Limited and Shanxi Coal Import and Export Group Company.

Pursuant to regulations promulgated in January 2004, China’s coal and coke exports have been subject to a government approval system since 1 July 2004, under which the NDRC and the Ministry of Commerce are responsible for determining China’s total coal and coke export quota and for allocating the quota among the authorized coal and coke exporters. The total quota will take into consideration China’s economic needs, the rational use of coal resources, the PRC government’s economic policy and the dynamics of the domestic and international coal and coke markets. Each year, after the NDRC publishes the total coal and coke export quota for the following year, authorized coal and coke exporters are required to submit written applications for the following year’s quota to the NDRC. The NDRC and the Ministry of Commerce then allocate the annual quota for the following year among the authorized coal exporters. Each year’s quota expires on December 31. Upon receiving quota approval, authorized coal and coke exporters may apply for coal and coke export permits to the relevant authority designated by the MOFCOM. Authorized coal and coke exporters are also required to report their monthly quota usage to the NDRC.

The regulations provide that quotas may be adjusted in the event of:

•	a major change in the international market;

•	a major change in domestic coal resources;

•	an imbalance in the usage of the coal export quota by an authorized coal exporter compared to its allocation of the coal export quota; and

•	other circumstances which require an adjustment to the coal export quotas.

The total national quota approved for 2005 and 2006 was 80 million tonnes, respectively.

The PRC Government grants VAT refund to coal producers for the export of coal. In January 2004, the PRC Government announced with immediate effect, reduction of export VAT refund for thermal coal exports from 13.0% to 11.0%. The export VAT refund was further reduced to 8.0% in May 2005.

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

C. Organizational Structure

In 2005, we had 14 departments, namely the Secretariat of the Board of Directors, Audit Department of the Board of Directors, Department of Coordination, Department of Human Resources, Department of Financial Planning, Department of Production Technology, Department of Safety Inspection, Electrical Engineering and Power Department, Ventilation and Dust Elimination Department, Geological Survey Department, Department of Enterprise Management, Project Department, Community Relationship Office and Technical Center.

Our shareholding and organizational structure as at March 31, 2006 are illustrated by the diagram below:

D. Property, Plants and Equipment

Real Property and Leasehold Property

As of December 31, 2005, the net book value of our property, plant and equipment was RMB9,318.5 million. Our corporate headquarters and production and ancillary facilities mainly in Shandong Province occupy an area of 16,863,316 square meters, of which 88,090 square meters are used as stations, offices, warehouses and other facilities for our railway services. Yancoal in Australia occupies an area of 16,179,838 square meters. The total gross floor area of our production and other facilities in PRC is 595,388 square meters. Heze Nenghua and Yulin are in the process of applying for the necessary land use rights to their production areas. Under PRC law, we have freely transferable land use rights for a term of 50 years commencing from the respective dates when we acquired such land use rights in the PRC. In addition, land ownership held by Yancoal is not subject to expiration pursuant to Southland Property Law in 1900.

Coal Mines and Production Facilities

Existing mines

The six domestic coal mines currently operated by us are all located in the southwestern part of Shandong Province. All of these mines are connected by our railway network, which provides access to our customers either directly or through the PRC national railway or highway system. We completed the acquisition of assets of Austar Coal Mine on December 24, 2004. In 2005, we acquired 95.67% equity interest in Heze Nenghua from the Parent Company. The principal activities of Heze Nenghua are to conduct the initial preparation of the Zhaolou , Wanfu and other coal mines at the Juye Coalfield including (i) obtaining the approvals for the coal mine projects, (ii) applying for the necessary exploration rights for coal, and (iii) preparing for the construction of the coal mines. As at December 31, 2005, Heze Nenghua has commenced construction works for the Zhaolou coal mine. Pursuant to a supplemental agreement dated June 28, 2005 entered between us and the Parent Company, the Parent Company irrevocably undertook that we shall have the right to acquire the mining rights of Zhaolou coal mine and Wanfu coal mine from the Parent Company within twelve months from the respective dates on which such mining rights are obtained by the Parent Company for a consideration to be determined based on valuations conducted by independent qualified PRC valuers. The valuations should also be endorsed by the applicable PRC government authorities.

The locations of our domestic six coal mines in Shandong Province and the connection of the railway system are shown on the map below:

SHANDONG PROVINCE
Jinan
The Company
Qingdao
Rizhao
N
0 1 2 3 4 5
Km.
To Jinan and Qingdao
Beijing-Shanghai Railway
Yanzhou
Yanzhou-Xinxiang Railway
Yanzhou-Shijiugang Railway
To Rizhao
XINGLONGZHUANG
DONGTAN
BAODIAN
Zoucheng
Jining City
JINING II
NANTUN
To Shanghai and Lianyungang
Zouxian Plant
JINING III
KEY
Jining Coalfield
Jining II
Jining III
Yanzhou Coalfield
Nantun
Baodian
Xinglongzhuang
Dongtan
Railway
Parent Company's Railway Network
City
Mine location
Mine boundary

The location of Austar Coal Mine is shown on the map below:

Our six domestic coal mines and our Austar Coal Mine are all underground coal mines.

The following table sets out detailed information for each of our mines:

	Nantun	Xinglong- Zhuang	Baodian	Dongtan	Jining II		Jining III	Austar		Total
Background data:
Start of construction	1966	1975	1977	1979	1989		1993	1998		N/A
Start of commercial production	1973	1981	1986	1989	1997		2000	2000		N/A
Coalfield area (square kilometers)	35.2	59.81	36.4	60.0	87.1		105.1	63.0		446.6

Reserve data: (millions tonnes as of December 31, 2005)
Total in-place proven and probable reserves(1)	132.85	356.57	310.83	487.32	429.50		251.37	N/A		1968.44
Proven and probable reserves recoverable by longwall mining methods(2)	28.17	97.78	77.51	104.97	164.36		89.37			562.16
Depth of mine (meters underground)	397.0	429.2	474.7	710.0	593.0		556.0	N/A		N/A
Average thickness of main coal seam (meters)	8.60	8.29	8.88	8.41	6.78		7.00	N/A		N/A

Production data: (million tonnes)
Designed raw coal production capacity	2.4	3.0	3.0	4.0	4.0		5.0	2.0		23.4
Designed coal preparation input capacity	1.8	3.0	3.0	4.0	3.0		5.0	2.0		22.8
Raw coal production
1994	2.9	3.9	3.3	3.5	—		—	—		13.6
1995	3.6	3.8	3.6	3.8	0.2	(2)	—	—		15.0
1996	4.0	4.0	4.1	4.9	0.4	(2)	—	—		17.4
1997	3.9	4.1	4.0	4.9	0.8	(2)	—	—		17.7
1998	4.2	5.0	4.3	5.4	1.8		—	—		20.7
1999	4.0	6.1	4.7	6.1	3.2		—	—		24.1
2000	4.5	6.2	5.3	6.7	4.8		—	N/A		27.5
2001	4.9	6.6	6.2	7.1	4.1		5.1	N/A		34.0
2002	3.6	7.1	6.4	8.1	5.2		8.0	N/A		38.4
2003	4.7	7.0	7.3	8.2	6.0		10.1	N/A		43.3
2004	4.1	7.4	7.0	8.5	4.9		7.3	N/A		39.2
2005	4.0	6.6	5.0	7.5	4.5		7.0	N/A	(3)	34.6
Cumulative raw coal production as of December 31, 2005	48.4	67.8	61.2	74.7	35.9		37.5	N/A		325.5

(1)	The reserve data (except for Austar Coal Mine) including (i) total in-place proven and probable reserves, (ii) proven and probable reserves recoverable by longwall mining methods, (iii) depth of mine and (iv) average thickness of main coal seam, is based on the relevant information from Report of independent mining consultants, after deduction of actual production volume and non-accessible reserves up to December 31, 2005. Non-accessible reserve is defined as the portion of identified resources estimated to be not accessible by application of one or more accessibility factors within an area. The report of the independent mining consultants for Nantun, Xinglong Zhuang, Baodian, Dongtan and Jining II was prepared by International Mining Consultants Limited Nottinghamshire, United Kingdom (“IMC”) on February 16, 1998, and the Report for Jining III was prepared by SRK Consulting in August 2000.
(2)	Produced during trial production period.
(3)	The mine was shut down in January 2004.

Nantun Mine. Nantun is located in the south of our coalfield. Nantun began its commercial production in 1973 with original designed annual output of 1.5 million tonnes of coal. In 1993, the designed annual output for Nantun was increased to 2.4 million tonnes after the completion of a renovation project. The main coal seam of Nantun is divided into two leaves. The thickness of the upper leaf averages 5.35 meters and the thickness of the lower leaf averages 3.21 meters. We generally use the longwall caving mining method to extract coal from the upper layer of the coal seam and use mechanized longwall faces to mine the lower layer of the coal seam. Currently, Nantun produces coal from two longwall faces.

The Nantun coal preparation plant produces mainly No. 2 and No. 3 Clean Coal and employs only jig machines. Most equipment used in the Nantun coal preparation plant was manufactured in the PRC.

Xinglongzhuang Mine. Xinglongzhuang is located in the north of our coalfield. The main coal seam of Xinglongzhuang is concentrated in one leaf with an average thickness of 8.29 meters. We principally use the longwall caving mining method to mine Xinglongzhuang. Currently, Xinglongzhuang operates one longwall face.

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

Certain sections of the main coal seam of Jining II are concentrated in one leaf, with an average thickness of 6.78 meters, and the remaining sections are divided into two leaves, with an average thickness of 2.1 meters for the upper leaf and an average thickness of 4.68 meters for the lower leaf. We use mainly longwall mining methods at Jining II. Currently, Jining II operates three longwall faces.

The main equipment used in Jining II are jig machines, most of which are manufactured in the PRC. The principal product of the Jining II coal preparation plant is No. 2 and No. 3 Clean Coal.

Jining III. Jining III is located in the south of the Jining coalfield and covers an area of 110.0 square kilometers. Jining III commenced commercial production on December 28, 2000, having a designed annual raw coal production capacity of five million tonnes. The average thickness of the main coal seam of Jining III is 6.2 meters. Currently, Jining III operates two longwall faces.

The main equipment used in Jining III are jig machines, which are imported from Germany. The principal product of the Jining III coal preparation plant is No. 2 and No. 3 Clean Coal.

Austar Coal Mine. Austar Coal Mine is an underground longwall mine located in Hunter Valley, New South Wales, Australia. Austar Coal Mine covers an area of 63.0 square kilometers. Austar Coal Mine was constructed in 1998 and it commenced commercial production in 2000, having a designed annual raw coal production capacity of two million tonnes. Austar Coal Mine produces hard coking coal and semi-soft coking coal. The average thickness of the main coal seam of Austar Coal Mine is 5.3 meters. According to the Information Memorandum – Southland Coal Pty Ltd. provided by the vendor of the coal mine at the time of the acquisition, Austar Coal Mine has a proven and probable reserve of approximately 41 million tonnes.

Austar Coal Mine was formerly owned and operated by Southland Coal Pty Limited. In December 2003, an underground fire occurred at Austar Coal Mine. The mine was shut down in January 2004. In 2004, we acquired the entire interest in the Austar Coal Mine from independent third parties including Southland Coal Pty Limited and completed the transfer on December 24, 2004. We have also established two wholly-owned subsidiaries in Australia, Yancoal and Austar, in 2004 for our operations at Austar Coal Mine.

We commenced the reconstruction, expansion of production capacity and technology upgrade at Austar Coal Mine in 2005 and plan to begin production at Austar Coal Mine in the third quarter of 2006.

The main equipment to be used in Austar Coal Mine is heavy-medium cyclone machines, which are manufactured in Australia. Austar Coal Mine will operate 1 longwall face upon operation. The designed coal production capacity of Austar Coal Mine after the reconstruction, expansion and technology upgrade is 2.0 million tonnes per annum. We planned to spend a total of approximately AUD161.0 million on Austar Coal Mine and we have incurred AUD76.6 million as at December 31, 2005.

Mines under development

Zhaolou Coal Mine is an underground longwall mine located in central of Juye Coal Field. Zhaolou Coal Mine covers an area of 145.0 square kilometers. We commenced the construction of Zhaolou Coal Mine in 2004 and we plan to complete the construction of Zhaolou Coal Mine in December 2007. Zhaolou Coal Mine has a designed annual raw coal production capacity of three million tonnes. Zhaolou Coal Mine produces 1/3 coking coal and steam coal. The average thickness of the main coal seam of Zhaolou Coal Mine is 7 to 9 meters. According to Zhaolou Coal Mine Reserve Report attached as Exhibit 14.1, the total proven and probable reserve of Zhaolou Coal Mine was 105.9 million as at December 31, 2005.

The construction at the Zhaolou Coal Mine is expected to cost approximately RMB2,364.7 million and we have spent an aggregate total of approximately RMB476.6 million on the construction and development of Zhaolou Coal Mine as at December 31, 2005.

Railway Network

In 2002, we acquired our railway network from the Parent Company. Currently, the railway network consists of 27 locomotives, 359 railcars, and special purpose coal transportation railway tracks of approximately 184 kilometers in length, which link most of our coal mines and production units of the Parent Company and our largest end-customer, the Zouxian Electric Power Plant. As of December 31, 2005, our Railway Asset Department employed approximately 3,401 employees. The railway network connects to two of the major national railways, namely, the Beijing-Shanghai Railway and Yanzhou-Shijiugang Railway.

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

Mining Rights

The Parent Company and we have entered into a mining rights agreement dated October 17, 1997 (the “Mining Rights Agreement”) pursuant to which we agreed to pay to the Parent Company an annual fee (the “Annual Fee”) of approximately RMB13.0 million as compensation for the Parent Company’s agreement to relinquish the mining rights associated with five of our mines in China (Nantun Mine, Xinglongzhuang Mine, Baodian Mine, Dongtan Mine and Jining II). The terms of the mining rights are 67 years for Baodian, 70 years for Dongtan, 45 years for Nantun, 80 years for Xinglongzhuang and 64 years for Jining II. All such terms commenced on October 14, 1997, the date on which the mining rights permits were issued. The Annual Fee is fixed for a period of 10 years (the “Initial Period”) commencing from 1997, after which the Annual Fee will be revised if new national legislation is passed in respect thereof. The Parent Company and we also entered into a compensation agreement dated October 17, 1997 (the “Compensation Agreement”) whereby the Parent Company has agreed to compensate us in respect of any amounts in excess of the Annual Fee which we may, following the Initial Period, be required to pay as a result of any such new national legislation. For payment information, see “Item 5. Operating and Financial Review and Prospects – F. Contractual Obligations”.

Jining III Mining Rights

Pursuant to the Jining III Coal Mine Acquisition Agreement dated August 4, 2000 entered into between us and the Parent Company, the consideration of the mining right of Jining III coal mine is approximately RMB132.5 million, which shall be paid to the Parent Company in ten equal annual interest free installments commencing from 2001. During 2005, we paid RMB13.248 million to the Parent Company.

Austar Coal Mine Mining Rights

We obtained a exploration license for Austar Coal Mine from the NSW Department of Primary Industries on April 5, 2005. In accordance with the Asset Sale Agreement, we are obligated to pay the vendor AUD4,000,000 upon our successful procurement of exploration license to the new exploration site adjacent to the Austar Coal Mine. We are in the process of obtaining the exploration license to the new exploration site adjacent to the Austar Coal Mine and expect to complete the process by June 2006.

Zhaolou Coal Mine Mining Rights

Pursuant to a supplemental agreement dated June 28, 2005 entered between us and the Parent Company, the Parent Company irrevocably undertook that we shall have the right to acquire the mining rights of Zhaolou coal mine and Wanfu coal mine from the Parent Company within twelve months from the respective dates on which such mining rights are obtained by the Parent Company for a consideration to be determined based on valuations conducted by independent qualified PRC valuers. Our Parent company is in the process of obtaining the mining rights of Zhaolou Coal Mine and we plan to acquire such mining rights from the Parent Company within 12 months upon its availability.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the information set forth in the Financial Statements. The differences between IFRS and U.S. GAAP that would have had an impact on our equity attributable to equity holders of the Company and net income attributable to equity holders of the Company as of December 31, 2004 and 2005 and net income attributable to equity holders of the Company for the years ended December 31, 2003, 2004 and 2005 are set forth in Note 47 to the Financial Statements.

A. Operating Results

We are engaged in the underground mining of prime quality, low-sulphur coal from our mines for sale to electric power plants, metallurgical producers and other customers located principally in the economically developed eastern provinces in the PRC and for export to customers located in East Asia. Our raw coal production was 34.7 million tonnes in 2005, and our total coal sales volume was 32.5 million tonnes in 2005. Domestic coal sales accounted for 62.4%, 70.0% and 73.1% of our total net sales during 2003, 2004 and 2005, respectively, and export coal sales through export sales agent accounted for 35.4%, 27.9% and 25.5%, respectively, of our total net sales for such periods. We started to operate Yanmei Shipping in 2004.

In 2002 we acquired our local railway transportation network from the Parent Company, and began to provide rail transportation services both for our own coal sales and for the Parent Company, its subsidiaries and other third parties. In 2005, we transported a total of 20.2 million tonnes of goods, compared to 30.3 million tonnes in 2004.

Sales of the railway transportation services segment consist of two components, namely (i) amount charged to customers for the transportation of coal purchased on an ex-mine basis, where the customer pays the cost of transportation; and (ii) transportation services provided to third parties for the transport of goods via our railway network. External sales are recorded as our revenues for the period, and the costs of providing these services are recorded as our cost of transportation services. For a presentation of segment revenues, results, and inter-segment eliminations and segment balance sheet items, see Note 6 to the Financial Statements.

Pursuant to the Restructuring, we assumed certain assets and liabilities from the Predecessor, including Nantun, Xinglongzhuang, Baodian and Dongtan mines, as well as certain other facilities necessary for us to carry out our business. We acquired Jining II mine, Jining III mine, our railway network from the Parent Company in 1998, 2001 and 2002, respectively. On December 24, 2004, we completed the transfer of all assets of Southland Colliery, which we subsequently renamed as Austar Coal Mine. We acquired 95.67% of equity interest in Heze Nenghua from our Parent Company on December 7, 2005. Heze Nenghua is responsible for the construction of Zhaolou Coal Mine in the Juye Coal Field.

Overview

In 2005, we produced 34.7 million tonnes of raw coal, representing a 11.5% decrease compared to 2004 and sold 32.5 million tonnes of coal, representing a 14.5% decrease compared to 2004, among which sales of export coal were 7.3 million tonnes, representing a decrease of 27.6% compared to 2004. Our total net revenue was RMB11,516.9 million in 2005, representing an increase of 8.9% compared to 2004, while our net income attributable to the equity holders of the Company was RMB2,881.5 million in 2005, representing a decrease of 8.6% compared to 2004. The following table sets forth our sales and sales volumes classified according to our principal products and services sales:

	Historical Sales Data by Product and Service
	2003			2004			2005
	Sales Volume	Net Sales	% of Total Net Sales	Sales Volume	Net Sales	% of Total Net Sales	Sales Volume	Net Sales	% of Total Net Sales
	(‘000 tonnes)	(RMB million)		(‘000 tonnes)	(RMB million)		(‘000 tonnes)	(RMB million)
Clean Coal
No. 1 Clean Coal	513.8	128.2	1.8	631.3	220.5	2.1	773.9	398.0	3.5
No. 2 Clean Coal	6,729.2	1,287.6	18.5	6,329.2	2,013.50	19.0	5,084.5	2,499.1	22.0
Domestic Sales	636.5	151.8	2.2	2,326.7	805.4	7.6	2,981.3	1,531.4	13.3
Export	6,092.7	1,135.8	16.3	4,002.5	1,208.10	11.4	2,103.2	967.7	8.5
No.3 Clean Coal	11,952.7	2,126.3	30.6	11,861.9	3,484.00	33.0	11,183.0	4,143.8	36.0
Domestic Sales	4,858.3	899.7	12.9	6,027.9	1,800.20	17.0	6,066.8	2,191.9	19.0
Export	7,094.4	1,226.6	17.7	5,834.0	1,683.80	15.9	5,116.2	1,951.9	17.2
Lump Coal	583.4	130.3	1.9	752.3	284.3	2.7	485.5	209.9	1.8
Domestic	138.8	35.4	0.5	572.7	228.9	2.2	454.0	197.4	1.7
Export	444.6	94.8	1.4	179.6	55.4	0.5	31.5	12.5	0.1
Subtotal	19,779.1	3,672.4	52.8	19,574.7	6,002.30	56.8	17,527.0	7,250.7	63.8
Domestic Sales	6,147.4	1,215.2	17.5	9,558.6	3,055.00	28.9	10,276.2	4,318.7	38.0
Export	13,631.7	2,457.2	35.3	10,016.1	2,947.30	27.9	7,250.8	2,932.0	25.8
Screened Raw Coal	13,937.5	2,499.4	36.0	14,936.6	3,867.5	36.5	10,805.4	3,478.1	30.6
Mixed Coal and Others	5,690.9	622.5	9.0	3,492.6	484.5	4.6	4,152.1	624.7	5.5
Net Coal Sales	39,407.5	6,794.3	97.8	38,003.9	10,354.3	97.9	32,484.5	11,353.5	98.6
Railway Transportation Services Revenue	—	154.6	2.2	—	220.8	2.1	—	163.4	1.4

Total	39,407.5	6,948.9	100.0	38,003.9	10,575.1	100.0%	32,484.5	11,516.9	100.0%

Net coal sales represent the invoiced value of coal sold and is net of returns, discounts, sales taxes and transportation costs if the invoiced value includes transportation costs to the customers. Sales taxes consist primarily of a resource tax calculated at the rate of RMB2.40 per tonne of the imputed quantity of raw coal sold, which was increased to RMB3.60 effective from May 1, 2005 and are paid to the local tax bureau.

The following table sets forth our principal operating revenues, costs and expenses, and such items as expressed as percentages of total net sales:

	2003		2004		2005
	RMB	% of Total Net Sales	RMB	% of Total Net Sales	RMB	% of Total Net Sales
Net sales
Net sales of coal	6,794.3	97.8	10,354.3	97.9	11,353.5	98.6
Railway transportation service revenue	154.6	2.2	220.8	2.1	163.4	1.4
Total net sales	6,948.9	100.0	10,575.1	100.0	11,516.9	100.0

Cost of sales and services provided
Materials	899.6	12.9	1,088.7	10.3	1,147.6	10.0
Wages and employee benefits	863.7	12.4	1,022.6	9.7	1,258.3	10.9
Electricity	278.5	4.0	298.3	2.8	282.5	2.5
Depreciation	836.1	12.0	918.4	8.7	891.6	7.7
Repairs and maintenance	374.9	5.4	455.8	4.3	351.0	3.0
Land subsidence, restoration, rehabilitation and environmental costs	264.2	3.8	323.2	3.1	636.6	5.5
Mining right expenses	19.6	0.3	19.6	0.2	19.6	0.2
Other transportation fee	48.2	0.7	119.7	1.1	98.8	0.9
Others	170.2	2.5	305.4	2.8	602.6	5.2
Total cost of sales and services provided	3,755.0	54.0	4,551.7	43.0	5,288.7	45.9

Selling, general and administrative expenses	1,264.9	18.2	1,479.9	14.0	1,918.8	16.7

Total cost of sales and operating expenses	5,019.9	72.2	6,031.6	57.0	7,207.4	62.6

The discussion and analysis have been based upon financial statements prepared in accordance with the IFRS, which differs in certain respects from U.S. GAAP. For a further discussion on the differences between IFRS and U.S. GAAP, see Note 47 to our financial statements included elsewhere in this annual report.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Our net sales increased by RMB941.8 million, or 8.9%, to RMB11,516.9 million in 2005 from RMB10,575.1 million in 2004, due primarily the increases of revenue from sales of coal. Net sales of coal increased by RMB999.1 million, or 9.6%, to RMB11,353.5 million in 2005. The increase was primarily due to an increase of average coal sales prices of 28.3%, which resulted in an increase of net sales of coal by RMB2,502.9 million, partially offset by a decrease of coal sales volume of 14.5%, which resulted in the decrease of net sales of coal by RMB1,503.8 million.

The increase in the average selling price of our coal was primarily due to improved market conditions which resulted in increase in coal prices in both the domestic and the export markets as well as the increase in net sales price primarily due to the implementation of the “Four Optimizations” strategy. Our average sales price per tonne for coal increased 28.3% from RMB272.3 for the year ended 31 December 2004 to RMB349.5 for the year ended 31 December 2005.

In 2005, we produced 34.7 million tonnes of raw coal, representing a 11.5% decrease compared to 2004 and sold 32.5 million tonnes of coal, representing a 14.5% decrease compared to 2004, primarily due to decrease in our raw coal production. Our domestic sales of coal in 2005 were 25.2 million tonnes, representing an decrease of 9.9% compared to 2004. Our export sales of coal in 2005 were 7.3 million tonnes, representing a decrease of 27.6% compared to 2004. The change in sales structure was primarily due to our timely adjustment of product mix in light of the market needs.

Our net income from railway transportation service was RMB163.4 million, representing a decrease of RMB57.3 million, or 26.0%, from RMB220.8 million in 2004. Such decrease was principally due to the decrease in the sales volume of coal resulting from decreased production volume as well as the decrease in coal deliveries made by our railway network for coal sales where transportation expenses were charged on ex-mine basis to the customers.

Our cost of sales and services (including railway transportation service) increased by RMB736.9 million, or 16.2%, to RMB5,288.6 million in 2005, as compared to RMB4,551.7 million in 2004. The cost of coal sales was RMB5,184.8 million, representing an increase of RMB722.5 million, or 16.2%, as compared to RMB4,462.3 million in 2004, principally due to (i) the increase in commodity prices, (ii) the increase in employees’ wages, (iii) the reduction of the rate of export VAT rebate and (iv) the increase in expenditures on safety measures . The unit cost of coal sales was RMB159.6 per tonne of coal in 2005, representing an increase of RMB42.2, or 36.0%, as compared to RMB117.4 in 2004.

Of the RMB42.2 increase in unit cost of coal sales per tonne of coal we sold in 2005, RMB15.8 was attributable to external factors beyond our control, including (i) an increase of RMB2.6 in unit cost of coal sales resulting from the reduction of export VAT rebate; (ii) an increase of RMB2.1 resulting from the increase in cost of raw materials; and (iii) an increase of RMB11.1 resulting from the increase in subsidence fees to relocate villages above our coal mines. Of the reminder of the RMB42.2 increase in unit cost of our coal sales in 2005, RMB9.4 was attributable to increase in employee wages, RMB2.9 was attributable to the increase of expenses as a result of the implementation of measures designed to (i) increase pricing through optimizing our product- and customer-mix; (ii) optimize transportation and port flow structures to reduce cost of sales; (iii) stragically allocate coal sales to more profitable markets; and (iv) increase product sales to major customers (“Four Optimizations”), RMB1.2 was attributable to the increase in safety inputs and RMB14.7 was attributable to increased fixed costs resulting from the decrease in sales volumes by 5.5 million tonnes in 2005 compared to 2004.

Our selling, general and administrative expenses were RMB1,918.8 million in 2005, representing an increase of RMB438.9 million, or 29.7%, from RMB1,479.9 million in 2004. This increase was primarily due to (i) an increase in retirement benefits scheme contributions of RMB114.2 million; (ii) an increase in employee wages and benefits of RMB114.3 million; (iii) an increase in start-up cost incurred by Yancoal Australia Pty Ltd. of RMB121.8 million; and (iv) an increase of foreign exchange loss of RMB98.7 million.

Our other operating income decreased by RMB30.7 million, or 18.5%, to RMB135.0 million in 2005 from RMB165.7 million in 2004. The decrease was primarily due to a decrease in interest income of RMB16.1 million and a decrease in the release of negative goodwill of RMB 27.6 million as compared to 2004 resulting from the revised IFRS adopted in 2005. For the information about the revised IFRS, see “-G-Critical Accounting Policies”.

Our interest expenses decreased by RMB11.3 million, or 31.5%, to RMB24.6 million in 2005 from RMB35.9 million in 2004. The decrease was primarily due to the partial repayment of bank loans by the Company.

As a result, our income before taxes decreased by RMB253.3 million, or 5.4%, to RMB4,420.0 million in 2005 from RMB4,673.3 million in 2004.

Our income tax expenses increased by RMB19.2 million, or 1.3%, to RMB1,538.0 million in 2005 from RMB1,518.8 million primarily due to an under-provision of income tax from prior years.

Our net income attributable to equity holders of the Company decreased by RMB226.7 million, or 7.2%, to RMB2,927.6 million in 2005 from RMB3,154.3 million in 2004.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Our net sales increased by RMB3,626.2 million, or 52.2%, to RMB10,575.1 million in 2004 from RMB6,948.9 million in 2003, due primarily to the increased revenue from sales of coal. Net sales of coal increased by RMB3,560.0 million, or 52.4%, to RMB10,354.3 million in 2004. The increase was primarily due to an increase of average selling price of coal by 57.9%, which resulted in an increase of net sales of coal by RMB3,796.6 million, partially offset by a decrease of coal sales volume of 3.6%, which resulted in the decrease of net sales of coal by RMB242.1 million.

The increase in the average selling price of our coal was primarily due to improved market conditions which resulted in increase in coal prices in both the domestic and the export markets as well as the increase in net sales price primarily due to the implementation of the “Four Optimizations” strategy. Our average sales price per tonne for coal increased 57.9% from RMB172.4 for the year ended 31 December 2003 to RMB272.3 for the year ended 31 December 2004.

In 2004, we produced 39.1 million tonnes of raw coal, representing a 9.5% decrease compared to 2003 and sold 38.0 million tonnes of coal, representing a 3.6% decrease compared to 2003, primarily due to decrease in our raw coal production resulted from the adjustment of coal mine production system layout and the frequent assembly and disasssembly of workface in 2004 for the purpose of stablizing the coal output in future. Our domestic sales of coal in 2004 were 28.0 million tonnes, representing an increase of 8.6%

compared to 2003. Our export sales of coal in 2004 were 10.0 million tonnes, representing a decrease of 26.5% compared to 2003. The change in sales structure was primarily due to our timely adjustment of product mix in light of the market needs.

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

Of the RMB23.8 increase in unit cost of coal sales per tonne of coal we sold in 2004, RMB8.1 was attributable to external factors beyond our control, namely, reduction of export tax rebate and increase in cost of raw materials, RMB4.9 was attributable to the increase of safety inputs, RMB4.1 was attributable to the increase in employee wages resulting from our payment of employee performance bonus, RMB4.1 was attributable to the increase of expenses as a result of the implementation of our “Four Optimizations” measures, and RMB2.8 was attributable to the increase in unit fixed costs resulting from the decrease of 141 million tonnes coal sales in 2004. Our cost control measures have to a certain extent off-set portion of the overall increase in unit cost of coal sales.

Our selling, general and administrative expenses were RMB1,479.9 million in 2004, increased by RMB215.0 million, or 17.0%, from RMB1,264.9 million in 2003. This increase was mainly due to (i) an increase in retirement benefits scheme contributions of RMB59.1 million; (ii) an increase in employee’s wages and employee’s benefits of RMB40.0 million; (iii) an increase in resources compensation fees of RMB26.0 million; and (iv) a loss of RMB104.6 million from the sales of properties, plant and equipment.

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

As a result, our income before taxes increased by RMB2,698.4 million, or 136.6%, to RMB4,673.3 million in 2004 from RMB1,974.9 million in 2003.

Our income tax expenses increased by RMB931.1 million, or 158.4%, to RMB1,518.8 million in 2004 from RMB587.7 million in 2003 primarily due to the increase in income before tax and a deferred tax charge.

Our net income attributable to equity holders of the Company increased by RMB1,767.6 million, or 127.5%, to RMB3,154.3 million in 2004 from RMB1,386.7 million in 2003.

B. Liquidity and Capital Resources

In 2005, our principal source of cash was cash flow from operations. Principal uses of cash in 2005 were operating working capital, purchase of property, plants and equipment, repayment of shareholders’ dividends and increase in term deposits.

As at December 31, 2005, the balance of bills and accounts receivable were RMB2,224.8 million, representing an increase of RMB1,001.0 million, or 81.8%, from RMB1,223.8 million as at December 31, 2004. Bills receivable increased by RMB1,202.9 million, or 135.2%, to RMB2,092.9 million from RMB890.0 million as at December 31, 2004, principally due to the increase in bank bills received from certain major customers in connection with sales of coal. We accepted a higher percentage of bank bills from certain major and credit-worthy customers in part to facilitate sales in light of the rising coal prices. Accounts receivable decreased by RMB201.8 million, or 60.5%, to RMB131.9 million from RMB333.7 million as at December 31, 2004, principally due to the reduction of new accounts receivable and improvement of our collection of sales proceeds represented by accounts receivable.

An analysis of the allowance for doubtful debts for bills and accounts receivable for 2003, 2004 and 2005 is as follows:

	2003	2004	2005
	RMB’000	RMB’000	RMB’000
Balance at January 1	76,083	100,627	126,700
Additional allowance charged to income	71,125	26,073	—
Direct write-off charged against allowance	(46,581)	—	—

Balance at December 31	100,627	126,700	126,700

Our inventories decreased by RMB14.9 million, or 3.1%, to RMB470.5 million as at December 31, 2005, from RMB485.4 million as at December 31, 2004.

Other loan receivable decreased by RMB210.0 million, or 24.7%, to RMB640.0 million as at December 31, 2005, from RMB850.0 million as to December 31, 2004, principally due to the collection of outstanding entrusted bank loans amounting to RMB160.0 million from Shandong Longxiang Industry Company Limited and RMB50.0 million from Shandong Cement Company Limited.

Prepayment and other current assets increased by RMB14.1 million, or 7.5%, to RMB202.4 million as at December 31, 2005, from RMB188.3 million as at December 31, 2004. The increase was primarily due to the increase in advances to suppliers, prepayment of freight and related transportation charges.

As at December 31, 2005, total bills and bills payable increased by RMB19.4 million, or 4.1%, to RMB497.7 million from RMB478.3 million as at December 31, 2004.

Other accounts payable and provisions increased by RMB238.3 million, or 17.8%, to RMB1,575.9 million as at December 31, 2005 from RMB1,337.6 million as at December 31, 2004, principally due to increases of accounts receivable in advance, wages payable, fund payable for the purchase of properties, machinery and equipment and raw materials, and accounts payable to the Parent Company.

Long-term liabilities decreased by RMB86.1 million, or 32.6%, to RMB178.1 million as at December 31, 2005 from RMB264.2 million as at December 31, 2004. This was principally due to the repayment of RMB200.0 million in long-term bank loans, partially offset by the increase in deferred tax liabilities accrued from the provisioning of land subsidence fees and safety production expenses of RMB123.2 million.

Our principal capital expenditures have been for the acquisition of property, plant and equipment. During 2003, 2004 and 2005, our total capital expenditures were RMB1,328.1 million, RMB1,057.5 million and RMB1,303.7 million, respectively. Our capital expenditure for the purchase and construction of property, machinery and equipment was RMB830.2 million and RMB1,290.5 million in 2004 and 2005, respectively. According to the Jining III Acquisition Agreement, we have paid the Parent Company RMB13.2 million for mining right during this reporting period. For information about our contractual commitments for capital expenditures, see “ – F. Contractual Obligations”.

Equity attributable to equity holders of the Company increased by RMB2,094.8 million, or 13.5%, to RMB17,618.6 million at December 31, 2005 compared to December 31, 2004, principally due to increase in profit realized from operating activities. We paid dividends of RMB298.5 million, RMB470.7 million and RMB799.2 million in 2003, 2004 and 2005, respectively. As at December 31, 2005, our debt to equity ratio was 1.3%, which was calculated based on the equity attributable to the equity holders of the Company and total amount of bank loan amounting to RMB17,618.6 million and RMB231.8 million, respectively.

Net cash provided by operating activities decreased by RMB479.1 million, or 10.8% from RMB4,418.4 million in 2004 to RMB3,939.3 million in 2005. The decrease was mainly due to the decrease of our operating income, increase in bills and accounts receivable from certain major and credit-worthy customers through extending the payment period for purpose of facilitating sales, increase in advances to suppliers and prepayments for freight and related charges.

Net cash used in investing activities decreased from RMB2,300.8 million in 2004 to RMB2,262.5 million in 2005. Net cash used in investing activities primarily reflected (i) an increase in term deposits of RMB1,326.3 million in 2005, (ii) an increase in capital expenditures for purchase of property, plant and equipment of approximately RMB572.4 million from RMB743.0 million in 2004 to RMB1,315.4 million in 2005, and (iii) increase in restricted cash of RMB5.3 million in 2005. The decrease in net cash used in investing activities was partially offset by decrease in other loans receivable of RMB210.0 million, increased bank balance and cash resulting from acquisition of Heze Nenghua of RMB170.2 million and proceeds from disposal of property, plant and equipment of RMB4.4 million.

Net cash used in financing activities in 2005 was RMB1,009.3 million, reflecting primarily (i) the payment of dividends of RMB799.2 million and (ii) repayment of bank borrowings of RMB200.0 million. Net cash provided by financing activities was RMB1,075.4 million in 2004, reflecting primarily the net proceeds of RMB1,756.9 million from the H shares placement, partially offset by the payment of dividends of RMB470.0 million.

Our estimated capital expenditure for year 2006 is RMB4,817 million which mainly consists of : (1) approximately RMB1,262 million for the purchase of property, machinery and equipment for the six operating coal mines and railway assets; (2) approximately RMB3,555 million for the development of external projects, including: approximately RMB1,513 million in the reconstruction and upgrade of Austar Coal Mine in Australia; approximately RMB1,352 million in the investment of 600,000 tonnes methanol project and a new coal mine project in Shanxi Province; and approximately RMB690 million in the investment of Heze Zhaolou Coal Mine. The capital resource for the above capital expenditure is mainly from our cash in hand.

We believe that cash on hand, cash from operations, available banking facilities and other sources of financing will be sufficient for our operational requirements and capital expenditure need.

C. Research and Development, Patents and Licenses, Etc.

We have a team of specialized technicians which is responsible for research and development of new mining and processing technology. Our expenditures for research and development were RMB46.1 million, RMB24.9 million and RMB45.0 million, in the years ended December 31, 2003, 2004 and 2005, respectively, accounting for 0.7%, 0.2% and 0.4%, respectively, of our total net sales for such periods. In addition to our own research and development program, we have also established long-term cooperative relationships with a number of research institutes such as the China Coal Science Research Institution, Coal Mine Design Institution, a number of coal machinery and equipment manufacturers and a number of educational institutions to conduct special research projects.

Our research and development efforts have contributed to increases in production in recent years. The Predecessor began to use the longwall caving mining method in 1992. Thereafter, our research and development personnel concentrated on modifying such method, taking into account the special geological conditions of our mines, in order to maximize our production. In addition, largely because of our research and development personnel’s efforts, we have been able to:

•	increase production efficiency by utilizing mining extracting equipment with improved technology;

•	extend the length of certain longwall work-faces to approximately 300 meters, thereby reducing costs for tunneling and supports;

•	minimize the number of coal pillars required to support the mining areas, enabling the extraction of a greater proportion of coal;

•	improve the roof support and auxiliary transportation systems to reduce costs; and

•	complete the two national projects regarding the research on “equipment coordination and technology for 6Mt/a complex-mechanized top coal caving workface” and the research on “high-efficient intensive complex-mechanized top coal caving technology and its key equipment” to successfully develop the two-pillar hydraulic shield support for top coal caving.

We are one of the world’s leading suppliers of coal products utilizing longwall caving extracting technology as the principal mining method. The longwall caving extracting technology is patented in the PRC and Australia. The Parent Company granted DBT an exclusive license to develop the longwall caving extracting technology in Australia and South Africa. We believe production costs of coal products can be reduced by utilizing longwall extracting technology.

Upgrading and improving longwall caving extracting technology and equipment as well as mining methods for medium and thick coal seam are our principal business strategies. With regard to upgrading longwall caving extracting technology, we focus on further improving relevant existing technology and replacing outdated equipment. We are currently focusing on the research and development of the complete set of equipment and technology for full-automatic complex-mechanized top coal caving workface and the complete set of equipment and technology for fast tunneling of coal headings in order to further strengthen our competitive advantage in core technologies.

D. Trend Information

The domestic and export demand for coal in 2006 is expected to remain stable.

The domestic demand is expected to remain in equilibrium with a shortage of coal supplies in certain regions in China, with respect to certain type of coal. As the Chinese economy continues to grow in 2006, industries with substantial coal consumption requirements such as power generation and metallurgical industries are expected to increase coal consumption. Although newly established coal miners and imported coal will contribute to increase in supplies of coal, domestic consumption of coal is expected to exceed domestic supply of coal due to the PRC government’s policy to shut down small coal miners which are not operated in compliance with relevant laws and regulations. The demand for railway transportation services is expected to increase and we may encounter insufficient railway transport capacity or rail cars. However, increased railway transportation capacity is expected to alleviate such insufficiency. The Chinese government’s policy encouraging development of large coal companies and the government-driven initiative to implement a price-linking mechanism between the price for electricity and coal will facilitate the long term development of the coal industry and improve the competitiveness of the large coal companies.

The international demand for coal in 2006 is expected to be strong. As the economy continues to grow in the U.S., Japan and other countries in Asia, there is an increased demand for energy generation resources such coal. Countries in the Asia Pacific region are expected to increase their import of coal by more than 3% in 2006, which will be higher than the rate of growth of coal imports in other countries around the world. The export of coal from China is expected to decrease due to the strong domestic demand that causes reduced export quota set by the PRC government, that from Indonesia is expected to increase and that from Australia is expected to remain at the same level. The supply of coal in the East Asian market is expected to increase in 2006. The international oil prices and the coal prices in Europe and South Africa are expected to remain high. Increased supply and demand of coal in Asia is expected to stabilize coal prices in 2006. On April 20, 2006, the Australian Barlow Jonker Coal spot price was US$52.9 per tonne, which increased by 39.4% compared to the lowest price of US$37.95 per tonne in 2005. The contract price for coal in 2006 is expected to be higher than the spot price for coal.

The average coal sales prices is expected to decrease in 2006 compared to that of 2005. We are in the process of negotiations for domestic and export coal sales contracts for 2006. It is expected that the contract price of domestic power coal will increase and the domestic contract prices of other coal sales are expected to remain stable. However, export coal price is expected to decrease and the amount of price decrease in semi-soft coking coal will be greater than that of steam coal. It is expected that our contract price of export coal will be higher than the current spot price.

E. Off-balance Sheet Arrangements

As of December 31, 2005, other than capital expenditure commitments, discussed in “B. Liquidity and Capital Resources” above, and contractual obligations, discussed in “F. Contractual Obligations” below, we did not have any off-balance sheet arrangements.

F. Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments at December 31, 2005:

	Payments due by period
	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Contractual Obligations
Unsecured bank borrowings	200,000	200,000	—	—	—
Capital commitments for the acquisition of property, plant and equipment(2)	920,907	920,907	—	—	—
Capital commitments for the development of new coal mines	1,900,000	1,900,000	—	—	—

Amounts due to Parent Company and its subsidiaries	540,081	508,254	16,870	14,957	—

Total	3,560,988	3,529,161	16,870	14,957	—

Acquisition of Jining III

We acquired Jining III on January 1, 2001 pursuant to the Jining III Acquisition Agreement entered into between the Parent Company and us on August 4, 2000. Pursuant to the Jining III Acquisition Agreement, we agreed to pay approximately RMB132.5 million as total consideration for the mining rights associated with Jining III. This amount is to be paid to the Parent Company in 10 equal annual interest free installments commenced in 2001. As at December 31, 2005 we have paid total of RMB66.2 million to the Parent Company for mining rights to Jining III.

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

Mining Rights

Pursuant to the Mining Rights Agreement dated October 17, 1997, we have agreed to pay to the Parent Company an annual fee (“Annual Fee”) of approximately RMB13.0 million as compensation for the Parent Company’s agreement to relinquish the mining rights associated with our mines (other than Jining III). The terms of the mining rights are 67 years for Baodian, 70 years for Dongtan, 45 years for Nantun, 80 years for Xinglongzhuang and 64 years for Jining II. All such terms commenced on October 14, 1997, the date on which the mining rights permits were issued. It has been agreed that the Annual Fee will be fixed for a period of ten years (the “Initial Period”), after which the Annual Fee will be revised if new national legislation is passed in respect thereof. The Parent Company and we have also entered into the Compensation Agreement on October 17, 1997 whereby the Parent Company has agreed that, following the Initial Period, if we request a re-calculation of the amount of Annual Fee payable, the parties shall engage a qualified asset appraisal agency to appraise the value of the relevant mining rights and submit the appraised value to the relevant government authorities for verification and confirmation, before making any adjustment to the Annual Fee.

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

Goodwill

Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over our interest in the fair value of the identifiable assets, liabilities and contingent liabilities of a subsidiary at the date of acquisition. Goodwill is initially recognized as an asset and is subsequently measured at cost less any accumulated impairment losses. Any impairment is recognized immediately in income statement and is not subsequently reversed.

For previously capitalized goodwill arising on acquisitions after January 1, 2001, we have discontinued amortization from January 1, 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired.

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

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As at December 31, 2005, the carrying amount of goodwill is RMB153,037,000.

Goodwill arising on the acquisition of businesses or subsidiaries is presented separately in the balance sheet.

On disposal of a business or subsidiary, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

Through December 31, 2005, we recorded a RMB153.0 million goodwill resulting from the acquisition of Heze, Jining II, Yanmei Shipping and Railway Assets.

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

At December 31, 2005, we have not recorded an impairment charge for our assets.

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

Through December 31, 2005, we have recognized deferred tax liabilities for the tax consequence of temporary differences on the additional provision for land subsidence, restoration, rehabilitation and environmental costs as management believes that its realization is probable. A change in management’s belief resulting from anticipated levels of profitability would result in adjustment to the amount of deferred tax assets recognized and further impact our earnings in the year this change occurs. We have also recognized the deferred taxation for the tax effect on the provision for work safety costs in 2005.

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

Estimated impairment on trade receivables

We regularly review the recoverability and age of the trade receivables. Impairment on trade receivables is made based on the estimation of the future cash flow discounted at an effective interest rate to calculate the present value.

Mining Rights

Mining rights are amortized on a straight line basis over the shorter of the contractual period and their useful lives estimated based on the total proven and probable reserves of coal mine. We exercise our judgment in estimating the total proven and probable reserves of coal mine.

Recent Changes in Accounting Pronouncements

In 2005, the International Accounting Standards Board issued a number of new or revised IFRS which are effective for accounting periods beginning on or after January 1, 2005. We have adopted these new IFRS in the financial statements for the year ended December 31, 2005.

We have considered these new IFRS and identified a number of these new IFRS that may have a material effect on how the results of our operations and financial position are prepared and presented as described below:

•	goodwill (IFRS 3); and

•	excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost of acquisition (previously known as negative goodwill) (IFRS 3);

The impact of these changes in accounting policies is discussed in detail below. The impact on basic earnings per share is disclosed in note 16 to the financial statements included in Item 18.

At the date of authorization of these financial statements, the following standards and interpretations were in issue but not yet effective:

IAS 1 (Amendment)	Presentation of Financial Statements Added disclosures about an entity’s capital[1]
IAS 19 (Amendment)	Employee Benefits[2]
IAS 39 (Amendment)	Financial Instruments: Recognition and Measurement Amendment for hedges of forecast intragroup transactions[2]
IAS 39 (Amendment)	Financial Instruments: Recognition and Measurement Amendment for fair value option[2]
IAS 39 (Amendment) & IFRS 4	Financial Instruments: Recognition and Measurement Amendment for financial guarantee contracts[2]

IFRS 6	Exploration for and Evaluation of Mineral Assets[2]
IFRS 7	Financial Instruments: Disclosures[1]
IFRIC 4	Determining whether an Arrangement Contains a Lease[2]
IFRIC 5	Rights to Interests Arising from Decommissing, Restoration and Environmental Rehabilitation Funds[2]
IFRIC 6	Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment[3]
IFRIC 7	Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies[4]
IFRIC 8	Scope of IFRS 2[5]
IFRIC 9	Reassessment of Embedded Derivatives[6]

[1]	Effective for annual periods beginning on or after January 1, 2007.
[2]	Effective for annual periods beginning on or after January 1, 2006.
[3]	Effective for annual periods beginning on or after December 1, 2005.
[4]	Effective for annual periods beginning on or after March 1, 2006.
[5]	Effective for annual periods beginning on or after May 1, 2006.
[6]	Effective for annual periods beginning on or after June 1, 2006.

We are evaluating the impact of the adoption of these standards and interpretations but have not yet determined the effect on the adoption on our financial position and results of operations.

IFRS 3 “Business Combinations”

Goodwill

IFRS 3 “Business Combinations” has been adopted for business combinations for which the agreement date is on or after March 31, 2004. The option of limited retrospective application of the Standard has not been taken up, thus avoiding the need to restate past business combinations. The principal impact of the new standard on the accounting for that transaction has been the recognition of contingent liabilities that would not have been recognized separately from goodwill under the predecessor Standard, IAS 22. The recognition of these liabilities has had no material impact on the results for the year.

After initial recognition, IFRS 3 requires goodwill acquired in a business combination to be carried at cost less any accumulated impairment losses. Under IAS 36 “Impairment of Assets” (as revised in 2004), impairment reviews are required annually, or more frequently if there are indications that goodwill might be impaired. IFRS 3 prohibits the amortization of goodwill. Previously, under IAS 22, we carried goodwill in its balance sheet at cost less accumulated amortization and accumulated impairment losses. Amortization was charged over the estimated useful life of the goodwill, subject to the rebuttable presumption that the maximum useful life of goodwill was 20 years.

In accordance with the transitional rules of IFRS 3, we have applied the revised accounting policy for goodwill prospectively from the beginning of its first annual period beginning on or after March 31, 2004, i.e. January 1, 2005, to goodwill acquired in business combinations for which the agreement date was before March 31, 2004. Therefore, from January 1, 2005, we have discontinued amortizing such goodwill and has tested the goodwill for impairment in accordance with IAS 36. At January 1, 2005, the carrying amount of amortization accumulated before that date of RMB29.3 million has been eliminated, with a corresponding decrease in the cost of goodwill.

Because the revised accounting policy has been applied prospectively, the change has had no impact on amounts reported for the year ended December 31, 2004 or prior periods. No amortization has been charged in the current year. Under the previous accounting policy, RMB15.8 million would have been charged to income statement during the year ended December 31, 2005, leaving a balance of goodwill of RMB137.2 million at December 31, 2005.

No impairment loss has been recognized in the current period in accordance with IAS 36.

Excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost” (previously known as negative goodwill)

IFRS 3 requires that, after reassessment, any excess of the acquirer’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of the business combination should be recognized immediately in profit or loss. IFRS 3 prohibits the recognition of negative goodwill in the balance sheet.

Previously, under IAS 22 (superceded by IFRS 3), negative goodwill was released to income over a number of accounting periods, based on an analysis of the circumstances from which the balance resulted. Negative goodwill was reported as a deduction from assets in the balance sheet.

In accordance with the transitional rules of IFRS 3, the revised accounting policy has been applied prospectively from January 1, 2005. Therefore, the change has had no impact on amounts reported for the year ended December 31, 2004 or prior periods.

The carrying amount of negative goodwill at January 1, 2005 has been derecognized at the transition date. Therefore, an adjustment of RMB27.6 million is made to opening retained earnings and negative goodwill at January 1, 2005.

Under the previous accounting policy, RMB27.6 million of negative goodwill would have been released to income during the year ended December 31, 2005, leaving zero balance of negative goodwill at December 31, 2005. Therefore, the impact of the change in accounting policy in 2005 is a reduction in other operating income of RMB27.6 million and no financial impact on net assets at December 31, 2005.

Recent Pronouncements in the US GAAP

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004) (“SFAS No. 123-R”). “Share-Based Payment”, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS No. 123-R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Generally, the approach in SFAS No. 123-R is similar to the approach described in SFAS No. 123. However, SFAS No. 123-R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on the grant-date fair values. Pro forma disclosure previously permitted under SFAS No. 123 is no longer an alternative. The new standard, as recently amended, will be effective for the Group in the annual reporting period beginning after January 1, 2006. Under SFAS No. 123-R, the Group could elect the modified prospective or modified retroactive option for transition on the adoption of this new standard. Under the modified retroactive option, prior periods are adjusted on a basis consistent with the pro forma disclosures previously required for those periods by SFAS No. 123. Under the modified prospective option, compensation expense for all unvested stock options must be recognized on or after the required effective date based on the grant-date fair value of those stock options. The Group does not issue stock options and therefore the adoption of SFAS No. 123-R did not have material impact on the Group’s financial statements.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4”. SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. The Group adopted SFAS No.151 on July 1, 2005 and it did not have a material effect on the Group’s financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29” (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Group does not anticipate that the adoption of this statement will have a material effect on the Group’s financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”) which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Group does not anticipate that the adoption of this statement will have a material effect on the Group’s financial position or results of operations.

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

Under IFRS, the acquisitions of Jining II, Jining III and the Railway Assets have been accounted for using the purchase method which accounts for the assets and liabilities of Jining II, Jining III and the Railway Assets at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill. Prior to January 1, 2005, such goodwill was amortized over a period of ten to twenty years. Subsequent to January 1, 2005, such goodwill is tested for impairment at least annually. Prior to January 1, 2005, any excess of the fair value of the net assets acquired over the purchase consideration is recorded as negative goodwill, which was presented as a deduction from the assets of the Group in the consolidated balance sheet. Such negative goodwill was released to the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets. The carrying amount of negative goodwill has been de-recognized and adjusted to the opening retained earnings at January 1, 2005.

Under US GAAP, as the Group, Jining II, Jining III, the Railway Assets and Heze Nenghua are entities under the common control of the Parent Company, the assets and liabilities of Jining II, Jining III, the Railway Assets and Heze Nenghua are required to be included in the consolidated balance sheet of the Group at historical cost. The difference between the historical cost of the assets and liabilities of Jining II, Jining III, the Railway Assets and Heze Nenghua acquired and the purchase price paid is recorded as an adjustment to shareholders’ equity.

In applying the pooling of interest method, the financial statement items of the combining enterprises for the period in which the combination occurs and for any comparative periods disclosed should be included in the financial statements of the combined enterprises as if they had been combined from the beginning of the earliest period presented. The effect of accounting for the acquisition of Heze Nenghua using the pooling of interest method on the net income under US GAAP for the year ended December 31, 2004 and 2003 is as follows:

	Year ended December 31,
	2004	2003
	RMB’000	RMB’000
Net income
As previously reported	3,272,478	1,499,249
Pooling of interest adjustment
Net loss from Heze Nenghua	(8,586)	—

As restated	3,263,892	1,499,249

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

Under IFRS, property, plant and equipment and prepaid lease payments have been stated based on their respective fair values at the date of acquisition even for cases involving transaction between entities under common control. The fair value amount becomes the new cost basis of the assets of the Company formed from the reorganization and depreciation is based on such new basis. Under US GAAP, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. Accordingly, property, plant and equipment and prepaid lease payments are restated at the historical cost and no additional depreciation on the fair value amounts will be recognized under US GAAP. However, a deferred tax asset relating to the difference in cost bases between the fair value at the date of acquisition and historical cost is required to be recognized under US GAAP and the tax bases of the assets are the fair value amount at the date of acquisition.

Under IFRS, the acquisition of Yanmei Shipping has been accounted for using purchase method which accounted for the assets and liabilities of Yanmei Shipping at their fair value at the date of acquisition. The excess of the purchase consideration over the value of the net assets acquired is capitalized and amortized over a period of ten years prior to January 1, 2005. No further difference in this treatment of goodwill are identified from January 1, 2005 onwards. Under US GAAP, goodwill is not amortized but instead tested for impairment at least annually

The adjustments necessary to restate net income and shareholders’ equity in accordance with U.S. GAAP are shown in the tables set out below.

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
Income attributable to the equity holders of the Company as reported under IFRS	2,881,461	3,154,317	1,386,686

U.S. GAAP adjustments:
Additional depreciation charged on fair valued property, plant and equipment and prepaid lease payments	187,885	187,418	188,191
Additional deferred tax charge due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and prepaid lease payments and capitalization of mining rights	(64,188)	(64,034)	(64,389)
Amortization of negative goodwill on acquisition of of Jining III	—	(27,620)	(27,620)
Amortization of mining rights of Jining III	6,624	6,624	6,624
Amortization of goodwill arising on acquisition of Jining II	—	777	777
Amortization of goodwill arising on acquisition of the Railway Assets	—	13,880	8,880
Amortization of goodwill arising on acquisition of Yanmei Shipping	—	1,116	—
Loss of Heze Nenghua included in the Group using the pooling of interest method	(17,071)	(8,586)	—

Income under U.S. GAAP	2,994,711	3,263,892	1,499,249

Earnings per share under U.S. GAAP, Basic and diluted	RMB0.61	RMB0.69	RMB0.33
Earnings per ADS under U.S. GAAP, Basic and diluted	RMB30.44	RMB34.40	RMB16.32

	At December 31,
	2005	2004
	RMB’000	RMB’000
Equity attributable to the equity holders of the Company as reported under IFRS	17,618,577	15,523,751

U.S. GAAP adjustments:
Difference in cost bases of property, plant and equipment and prepaid lease rights	(2,561,032)	(2,561,032)
Additional depreciation/amortization charged on fair valued property, plant and equipment and prepaid lease payments	1,500,823	1,312,938
Additional deferred tax asset due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and prepaid lease payments	349,869	411,871
Goodwill arising on acquisition of Jining II	(10,106)	(10,106)
Negative goodwill arising on acquisition of Jining III, net	—	27,621
Mining rights of Jining III	(99,359)	(105,983)
Additional deferred tax asset due to a higher tax base resulting from capitalization of mining rights	32,788	34,974
Goodwill arising on acquisition of Railway Assets	(97,240)	(97,240)
Amortization of goodwill arising on acquisition of Yanmei Shipping	1,116	1,116
Net assets of Heze Nenghua incorporated under pooling of interest
— current assets	—	442,355
— property, plant and equipment, net	—	192,963
— current liabilities	—	(44,292)
— minority interests	—	(25,592)
	—	565,434

Consideration payable on acquisition of Heze Nenghua	—	(584,008)
Goodwill arising on acquisition of Heze Nenghus	(35,645)	—

Shareholders’ equity under U.S. GAAP	16,699,791	14,519,336

ITEM 6. DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Director, Supervisors and Senior Management

The following table sets forth certain information concerning our board of directors (“Board of Directors”), board of supervisors (the “Board of Supervisors”) and executive officers as of June 30, 2006. Based on our articles of association (“Articles of Association”), our Board of Directors currently consists of 13 directors, with one Chairman, two Vice Chairmen, four independent directors, and one employee director. All Directors serve a term of three years since their respective election dates or until the election of their respective successors. The current Directors were elected in the shareholders’ meeting held on June 28, 2005. As more than 50% of our voting power is held by the Parent Company, we are not required to have a majority of independent directors in reliance on the exemption provided under Section 303A.00 of the NYSE Listing Rules.

Name	Age	Position at the Company	Date Term of Office Expires	Share Ownership As of December 31, 2005*
Directors
WANG Xin	47	Chairman	June 28, 2008	0
GENG Jiahuai	55	Vice Chairman	June 28, 2008	0
YANG Deyu	57	Vice Chairman and General Manager	June 28, 2008	16,000
SHI Xuerang	51	Director	June 28, 2008	0
CHEN Changchun	53	Director	June 28, 2008	0
WU Yuxiang	44	Director and Chief Finance Officer	June 28, 2008	16,000
WANG Xinkun	53	Director and Deputy General Manager	June 28, 2008	0

Name	Age	Position at the Company	Date Term of Office Expires	Share Ownership As of December 31, 2005*
CHEN Guangshui	40	Director and Secretary of the Board of Directors	June 28, 2008	1,600
DONG Yunqing	50	Director	June 28, 2008	0

Independent Non-executive Directors
PU Hongjiu	69	Director	June 28, 2008	0
CUI Jianmin	73	Director	June 28, 2008	0
WANG Xiaojun	51	Director	June 28, 2008	0
WANG Quanxi	50	Director	June 28, 2008	0

Supervisory Committee
MENG Xianchang	58	Chairman of Supervisory Committee	June 28, 2008	16,000
SONG Guo	51	Vice Chairman of Supervisory Committee	June 28, 2008	0
ZHANG Shengdong	49	Supervisor	June 28, 2008	0
LIU Weixin	55	Supervisor	June 28, 2008	0
XU Bentai	47	Supervisor	June 28, 2008	0

Executive Officers
JIN Tai	54	Deputy General Manager	—	0
ZHANG Yingmin	52	Executive Deputy General Manager	—	0
HE Ye	48	Deputy General Manager	—	0
TIAN Fengze	49	Deputy General Manager	—	0

SHI Chengzhong	43	Vice General Manager	—	0
LAI Cunliang	45	Vice General Manager	—	0
NI Xinghua	49	Chief Engineer	—	0

*	In the form of A Shares. Aggregate ownership less than 1% of the outstanding Shares.

Executive Directors

WANG Xin, aged 47, an engineering technique application researcher, doctor of engineering technology, is the chairman of the Board and the vice chairman of the board of directors and the general manager of the Parent Company. Mr. Wang joined the predecessor of the Company in 1982 and became the vice general manager of the Parent Company in 2000. He was appointed as the director of the board of directors and vice general manager of the Parent Company in 2002, and promoted to be the vice chairman of the board of directors and the general manager of the Parent Company in 2003. In 2004, he became a director and the chairman of the Board of the Company. He graduated from China University of Mining and Technology.

GENG Jiahuai, aged 55, an engineering technique application researcher, is the vice chairman of the Board and the chairman of the board of directors and the party committee secretary of the Parent Company. During the period from 1985 to 2002, Mr. Geng successively acted as the deputy director of Zibo Mining Bureau, the Director of the Safety and Supervision Bureau and the director general of Zibo Mining Bureau. Mr. Geng joined the Parent Company in 2002 and became the general manager, the vice chairman of the board of directors and the party committee deputy secretary of the Parent Company. Mr. Geng became the chairman of the board of the directors and the party committee secretary of the Parent Company in 2003. Mr. Geng became a director of the Company in 2002 and the vice chairman of the Company in 2004. He graduated from Shandong Mining Institute.

YANG Deyu, aged 57, an engineering technique application researcher, is the vice chairman of the Board and the general manager of the Company, and a director of the board of the Parent Company. Mr. Yang joined the Predecessor in 1968 and became the deputy director of Yanzhou Mining Bureau in 1994, and the deputy general manager of the Predecessor and the Director of the Safety and Supervision Bureau in 1996. Mr. Yang became an executive director and the general manager of the Company in 1997 and the vice chairman of the Board and the general manager of the Company in 2002. Mr. Yang became a director of the board of directors of the Parent Company in 2004. He graduated from Shandong Mining Institute.

SHI Xuerang, aged 51, a senior engineer, is a director of the Company and deputy general manager of the Parent Company. From 2001 to 2003, Mr. Shi has successively acted as the deputy general manager of

Xinkuang Group. He joined the Parent Company as the deputy general manager of the Parent Company in 2003 and became a director of the Company in 2005. He graduated from Shandong Mining Institute.

CHEN Changchun, aged 53, a senior accountant, is a director of the Company and a director and the chief accountant of the Parent Company. Mr. Chen joined the Predecessor in 1984 and became the chief accountant of the Parent Company in 1998 and became a director of the Parent Company in 2004. Mr. Chen became a director of the Company in 2005. He graduated from Beijing Coal Cadre Institute.

WU Yuxiang, aged 44, a senior accountant, is a director and the chief financial officer of the Company. Mr. Wu joined the Predecessor in 1981 and became the chief accountant of the finance department of the Predecessor in 1996. Mr. Wu became the Manager of the finance department of the Company in 1997, and was promoted to be a director and the chief financial officer of the Company in 2002. He graduated from Shandong TV University.

WANG Xinkun, aged 53, a senior economist, is a director and the deputy general manager of the Company. Mr. Wang joined the Predecessor in 1977. Mr. Wang became the manager of the coal transportation and sales department of the Company in 2000, and the deputy general manager of the Company in 2002. He became a director of the Company in 2004. He graduated from Tianjin University.

CHEN Guangshui, aged 40, a senior economist, is a director, the secretary to the Board. Mr. Chen joined the Predecessor in 1990. He became the secretary to the Board and the head of the Secretariat of the Board of the Company in 1997. Mr. Chen became a director of the Company in 2005. He graduated from Fuxin Mining Institute.

DONG Yunqing, aged 50, a senior administrative officer, is a director and the chairman of labor union of the Company. Mr. Dong joined the Predecessor in 1981 and was the vice chairman of labor union of the Parent Company from 2001 to April 2003. Mr. Dong became a director and the chairman of labor union of the Company in 2002. He graduated from Shandong Mining Institute.

Independent Non-executive Directors

PU Hongjiu, aged 69, professor-level senior engineer, is an independent non-executive director of the Company. He is the first vice chairman of the China Coal Industry Association, the chairman of Coal Industry Association of China International Association, the board chairperson of China Coal Academy. Mr. Pu was a party group member and the head of disciplinary inspection group in State Administration of Work Safety and State Administration of Coal Mine Safety in 2001. He has been the board chairperson of China Coal Academy since 2001, the first vice chairman of the China Coal Industry Association since 2003 and the board chairperson of China Miner Pneumoconiosis Treatment Foundation since 2004. He became an independent non-executive director of the Company in 2005. He graduated from Hefei Mining Institute. He also acts as an independent non-executive director in Shanghai Datun Energy Company Limited and Shenhua Ningxia Coal Mining Group Corporation Limited.

CUI Jianmin, aged 73, a senior auditor and certified accountant, is a consultant for China Tax Expert Association, and part-time professor for colleges such as Central Finance and Economics University. Mr. Cui had previously been the deputy chief auditor of National Audit Office of the PRC, the chairman of the Association of China Certified Accountant, and a committee member of the 8th National Committee of the Chinese People’s Political Consultative Conference. Mr. Cui became an independent non-executive director of the Company in 2002 and he has been a consultant in China Tax Expert Association since September 2004. Mr. Cui graduated from People’s University of China. Mr. Cui also acts as an independent non-executive director both in China Power Co., Ltd and CITIC Guoan Information Industry Co., Ltd.

WANG Xiaojun, aged 51, admitted as a solicitor in England and Wales and Hong Kong, is an independent non-executive director and a partner of the Wang & Co., X. J. in Hong Kong and is an independent non-executive director of the Company. He has practiced PRC law in Beijing, and was admitted in the PRC, Hong Kong and England and Wales in 1988, 1995 and 1996, respectively. Mr. Wang has worked as a legal adviser in the Hong Kong Stock Exchange and Richards Bulter. He became an independent non-executive Director of the Company in 2002. He graduated from the People’s University of China and the Graduate School of the Chinese Academy of Social Sciences and holds a bachelor degree in laws and a master degree in laws. Meanwhile, he also acts as independent non-executive director of the Guangzhou Guangchuan International Company Limited and Hong Kong Zhengqi Investment Company Limited.

WANG Quanxi, aged 50, professor of Nankai University, is an independent non-executive director of the Company. He is the director of financial management department of Nankai University, the director of

Enterprise Research Center of Nankai University, the vice director of MBA Center of Nankai University, and the secretary-general of Association of Management of Tianjin City. Mr. Wang became the independent non-executive director of the Company in 2004. He graduated from Tianjin Finance and Economics University. Meanwhile, he also acts as independent non-executive director of YinzuoBohai Group Co., Ltd.

Board of Supervisors

MENG Xianchang, aged 58, a senior administrative officer, is the chairman of the supervisory committee of the Company and party committee deputy secretary of the Parent Company. Mr. Meng joined the Predecessor in 1981 and was promoted as party committee deputy secretary and a supervisor of the Predecessor in 1996, and became the chairman of the supervisory committee of the Company in 1997. He graduated from Shandong Mining Institute.

SONG Guo, aged 51, a senior administrative officer, is the vice chairman of the supervisory committee of the Company, and the party committee deputy secretary and the secretary of disciplinary inspection committee of the Parent Company. Mr. Song was the director of the office of Coal Management Bureau of Shandong Province in 2002. He joined the Parent Company as secretary of the disciplinary inspection committee in 2002, and became the deputy secretary of party committee of the Parent Company. He became the vice chairman of the supervisory committee of the Company in 2005. He graduated from Shandong University.

ZHANG Shengdong, aged 49, a senior accountant, is a supervisor of the Company and the deputy chief accountant of the Parent Company. Mr. Zhang joined the Predecessor in 1981 and became the deputy chief accountant in 1997. He became a supervisor of the Company in 2002. He graduated from China University of Mining and Technology.

LIU Weixin, aged 55, a senior accountant, is a supervisor of the Company and the vice director of the audit department of the Parent Company. Mr. Liu joined the Predecessor in 1971, and became the vice director of the audit affair office of the Parent Company in 2001, the chief of audit department of the Parent Company in 2003, and the deputy director of audit department of the Parent Company in 2005. Mr. Liu became a supervisor of the Company in 2002. He graduated from Shandong Youth Cadre Institute.

XU Bentai, aged 47, a senior administrative officer, is an employee supervisor of the Company and the chairman of Jining III Coal Mine’s labor union. Mr. Xu joined the Predecessor in 1978 and became the chairman of Jining III Coal Mine’s labor union in 1999. He became an employee supervisor of the Company in 2002. He graduated from the Central Communist Party School Correspondence Institute.

Other Executive Officers

JIN Tai, aged 54, a senior engineer, is the deputy general manger of the Company. Mr. Jin joined the Predecessor in 1968. He became the director of the dispatching office of the Predecessor in 1996, and became the head of Xinglongzhuang coal mine in 1998, and became the deputy general manager of the Parent Company in 2000. Mr. Jin became the deputy general manager of the Company in 2004. He graduated from China University of Mining and Technology.

ZHANG Yingmin, aged 52, an engineering technology application researcher, is the executive deputy general manager of the Company and a director of the Parent Company. Mr. Zhang joined the Predecessor in 1971. He became the head of Baodian coal mine in 2000. Mr. Zhang became the executive deputy general manager of the Company in 2002 and the deputy general manager of the Parent Company in 2003. Mr Zhang became a director of the board of directors of the Parent Company in 2004. He graduated from Tianjin University.

HE Ye, aged 48, a senior engineer, is a deputy general manager of the Company. Mr. He joined the Predecessor in 1993. He became the head of Jining II Coal Mine in 1999, and became the executive deputy general manager of an industrial company subordinated to the Parent Company in 2002. Mr. He was promoted to be a deputy general manager of the Company in 2002. He graduated from Guizhou Institute of Technology.

TIAN Fengze, aged 49, a senior economist, is a deputy general manager of the Company. Mr. Tian joined the Predecessor in 1976. He became the head of Beixu coal mine in 1991. Mr. Tian became a deputy general manager of the Company in 2002. He graduated from Beijing Coal Cadre Institute.

SHI Chengzhong, aged 43, a senior engineer, is a deputy general manager of the Company. Mr. Shi joined the Predecessor in 1983 and became a deputy chief engineer of the Parent Company in 2000 and a deputy general manager of the Company in 2002. He graduated from Shandong Mining Institute. Mr. Shi also acts as a director of Guizhou Panjiang Coal Power Company Limited.

LAI Cunliang, aged 45, a senior engineer, master of mining engineer, is a deputy general manager of the Company. Mr. Lai joined the Predecessor in 1980 and became the head of Xinglongzhuang coal mine of the Company in 2000. Then he became a director and the general manager of YanCoal Australia Pty Limited in 2004. And he became a deputy general manager of the Company in 2005. He graduated from China University of Mining & Technology.

NI Xinghua, aged 49, an engineering technology application researcher, is the chief engineer of the Company. Mr. Ni joined the Predecessor in 1975 and became the deputy chief engineer of the Parent Company in 2000. He was promoted to be the chief engineer of the Company in 2002. He graduated from Tianjin University.

B. Compensation

The Directors, Supervisors and Executive Officers who are our employees receive compensation in the form of salaries, housing allowances, other allowances and benefits in kind, including our contribution to the pension plan for our Directors and Supervisors. The aggregate amount of cash remuneration paid by us to the 15 Directors (including a former independent non-executive director who retired from the Board of Directors on June 28, 2005), Supervisors and Executive Officers during the year ended December 31, 2005 was RMB2.5 million. The aggregate amount of cash remuneration paid by us to the five highest-paid individuals in the Company (including two Directors) in 2005 was RMB1.1 million. In addition, Directors and Supervisors receive certain other benefits in kind, such as subsidized or free health insurance and transportation, customarily provided by enterprises in the PRC to their employees. Details of the directors’ and supervisors’ emoluments on a named basis are as follows:

	For the year ended December 31, 2005
	Fees	Salaries, allowance and other benefits in kind	Retirement benefit scheme contribution	Discretionary bonus	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Independent non-executive directors
Pu Hongjiu	43	—	—	—	43
Cui Jianmin	81	—	—	—	81
Wang Xiaojun	98	—	—	—	98
Wang Quanxi	81	—	—	—	81
Fan Weitang	39	—	—	—	39

	342				342

Executive directors
Wang Xin	—	—	—	—	—
Geng Jiahuai	—	—	—	—	—
Yang Deyu	—	—	—	—	—
Shi Xuerang	—	—	—	—	—
Chen Changchun	—	—	—	—	—
Wu Yuxiang	—	144	65	—	209
Wang Xinkun	—	144	65	—	209
Chen Guangshui	—	144	65	—	209
Dong Yunqing	—	144	65	—	209

	—	576	260	—	836

Supervisors
Meng Xianchang	—	—	—	—	—
Song Guo	—	—	—	—	—
Zhang Sheng Dong	—	—	—	—	—
Liu Wei Xin	—	—	—	—	—
Xu Bentai	—	160	72	—	232

	—	160	72	—	232

	For the year ended December 31, 2005
	Fees	Salaries, allowance and other benefits in kind	Retirement benefit scheme contribution	Discretionary bonus	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Other management team
Jin Tai	—	—	—	—	—
Zhang Yingmin	—	—	—	—	—
He Ye	—	144	65	—	209
Tian Fengze	—	144	65	—	209
Shi Chenzhong	—	145	65	—	210
Lai Cunliang	—	190	86	—	276
Ni Xinghua	—	144	65	—	209

	—	767	364	—	1,113

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

According to our Articles of Association, the Board of Directors is accountable to the shareholders in general meeting and exercises the following functions and powers:

(i)	to be responsible for the convening of shareholders’ meetings and reporting on its work to the shareholders at such meetings;

(ii)	to implement the resolutions passed by the shareholders in general meetings;

(iii)	to determine our business plans and investment proposals;

(iv)	to formulate our annual preliminary and final budgets;

(v)	to formulate our profit distribution proposal and loss recovery proposals;

(vi)	to formulate proposals for the increase or reduction of our registered capital and the issuance of our debentures or other forms of securities;

(vii)	to draw up plans for our merger, division, dissolution or change of corporate structure;

(viii)	to decide on our internal management structure;

(ix)	to appoint or remove our general manager and to appoint or remove the deputy general manager(s) and other senior officers (including the financial controller), based on the recommendation of the general manager, and to decide on their remuneration;

(x)	to formulate our basic management system;

(xi)	to formulate proposals for any amendment of the Articles of Association;

(xii)	to decide on our business involving overseas investments, acquisition and disposal of assets, mortgages of assets and other guarantees, financial management and connected transactions within the authority conferred by the general meeting;

(xiii)	to manage disclosure of our information;

(xiv)	to recommend to shareholders at shareholders’ general meetings the appointment or replacement of the independent auditors;

(xv)	to receive the working report from our management and examine their performance; and

(xvi)	to approve an aggregate amount of provision for impairment of assets not more than 10% of our latest audited consolidated net asset value, to clear an amount of provision for impairment of assets not more than 5% of our latest audited consolidated net asset value, and to execute in compliance with the relevant regulations on connected transactions of any provision and clearance of impairment of assets involving any connected transactions.

(xvii)	to exercise any other powers conferred by the shareholders in general meeting.

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

As approved by our shareholders in the 2004 annual shareholders general meeting held on June 28, 2005, we established a Directors’ Decision Making Risk Fund (“Risk Fund”) to compensate the Directors, Supervisors, Executive Officers and other applicable personnel for personal economic losses resulted from their performance of duties in accordance with the laws, regulations or our Articles of Association or while attempting to procure legitimate benefits for our company. According to the “Management Measures for the Directors’ Decision Making Risk Fund of Yanzhou Coal Mining Company Limited” which was filed with the Commission as an exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2004, with effective from January 1, 2005, RMB100,000 for each incumbent Director and RMB50,000 for each incumbent Supervisor, Executive Officer and other applicable personnel will be drawn annually to form the Risk Fund. The compensation paid from the Risk Fund will only be granted upon the Board’s approval.

Audit Committee of the Board of Directors

Pursuant to a resolution passed on October 29, 2002, our Board of Directors established an audit committee and an audit department as the audit committee’s execution body. The audit committee comprised three independent non-executive directors, namely, Mr. Cui Jianmin (being the chairman of the audit committee), Mr. Fan Weitang and Mr. Wang Xiaojun, and two non-executive directors, namely, Mr. Wang Bangjun and Mr. Dong Yunqing. As approved by the Board of Directors on June 28, 2005, we elected a new audit committee which is consisted of six members, including four independent non-executive directors, one affiliated director and one employee representative. Mr. Cui Jianmin, who is a financial expert, was elected again as the chairman of the audit committee. Mr. Cui has extensive experience in financial accounting and audit management. Mr. Cui is a senior auditor and certified accountant and is the chairman of the Association of China Certified Accountants. The primary duties of our audit committee as set out in the committee charter include (i) the engagement or replacement of external independent auditors, (ii) review and audit of our accounting policies and system, disclosure of financial information and financial reporting channels, (iii) review and audit our internal control system and risk management system. Details of the duties of our audit committee are available on our company website.

Currently, the members of our audit committee of the Board of Directors are:

Name	Age	Position	Ownership of Shares
CUI Jianmin	73	Independent non-executive director	0
PU Hongjiu	69	Independent non-executive director	0
WANG Xiaojun	51	Independent non-executive director	0
WANG Quanxi	50	Independent non-executive director	0
CHEN Changchun	53	Affiliated Director	0
DONG Yunqing	50	Employee director	0

As a foreign private issuer, we rely on the exemption under Section 303A.00 of the NYSE Listed Company Manual as well as affiliated director and employee director exemptions as provided under Rule 10A-3 of the Securities Exchange Act of 1934 to be in compliance with the audit committee standards set out in Section 303A.06 of the NYSE Listed Company Manual.

Supervisory Committee

We have a supervisory committee comprising five members, one of whom is an employee representative. Supervisors serve a term of three years. The supervisory committee shall be accountable to the shareholders in a general meeting and shall exercise the following functions and powers in accordance with law:

•	to review our periodic reports as prepared by the Board of Directors and to provide written comments;

•	to review our financial position;

•	to supervise the Directors, general manager, deputy general managers and other senior officers to ensure that they do not act in contravention of any law, regulation or our Articles of Association and to recommend for the dismissal of the Directors, general manger, deputy general managers and other senior officers for the breach of law, regulation or our Articles of Association when necessary;

•	to demand any Director, general manager, deputy general manager or any other senior officer who acts in a manner which is harmful to our interest to rectify such behavior;

•	to verify such financial information as financial reports, business reports and profit distribution plans to be submitted by the Board of Directors to shareholders’ general meetings and to authorize, in our name, publicly certified and practicing accountants to assist in the re-examination of such information should any doubt arise in respect thereof;

•	to propose to convene shareholders’ extraordinary general meetings and extraordinary board meetings;

•	to make proposals at the shareholders’ general meetings;

•	to represent us in negotiations with or in bringing actions against a Director or senior officers; and

•	other functions and powers specified in our Articles of Association.

Supervisors shall attend meetings of the Board of Directors.

Compensation Committee

Pursuant to a resolution passed on June 28, 2005, our Board of Directors approved and established a compensation committee. The compensation committee is consisted of three members, including two independent non-executive directors and one employee director. Mr. Wang Quanxi was elected to serve as the chairman of the compensation committee. The primary duties of our compensation committee as set out in the committee charter include (i) the drafting and establishment of the compensation policies for the Directors, Supervisors, and the senior officers of the Company and (ii) the recommendation of compensation proposals for the Directors, Supervisors and the senior officers of the Company to the Board of Directors. Further details on the responsibilities of the compensation committee can be found on our website.

Nomination / Corporate Governance

As at December 31, 2005, the Parent Company held 2,672,000,000 Shares in the form of Legal Person Shares, representing 54.33% of our total Shares on the same day. As more than 50% of our voting power is held by the Parent Company, we are a “controlled company” under NYSE Listing Rules 303A.00. As a result, we are not required to establish a Nomination Committee or Corporate Governance Committee under Sections 303A.04 and 303A.05 of the NYSE Listing Rules. As such, we currently do not have any such committees.

Arrangement to Purchase Equity or Debt Securities and Other Arrangements

At no time during the year ended December 31, 2005, were we, our Parent Company or any of our fellow subsidiaries a party to any arrangement to enable our Directors or Supervisors to acquire benefits by means of the acquisition of our equity or debt securities or any other body corporate with the exception of the A Shares issued to our Directors, Supervisors and senior management.

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

D. Employees

General

The table below sets forth the number of our employees by function as of the period indicated:

	As of December 31,
	2003	2004	2005
Coal Production employees	21,419	22,369	23,060
Engineers and technicians	923	1,023	1,069
Management and administrative personnel	1,847	2,055	1,995
Support staff	3,772	3,819	3,939

Total	27,961	29,266	30,063

The table below sets forth the number of our employees by locations as of December 31, 2005:

Location	Employees	% of Total
PRC
Shandong	29,990	99.7%
Shanxi	58	0.2%
Australia	15	0.1%

Total	30,063	100.0%

The total remuneration of our employees includes wages and bonuses. We paid our employees an aggregate of approximately RMB875.7 million, RMB1,051.7 million and RMB1,278.1 million in wages and bonuses in the years ended December 31, 2003, 2004 and 2005, respectively. The compensation of an employee directly involved in underground mining is based on the production of such employee, as well as the production of the employee’s mining team. Employees and their families also receive certain social welfare benefits and education and health services from the Parent Company. These benefits are provided in some cases by the Parent Company, as required by PRC laws and rules and regulations. We in turn pay the Parent Company for all such benefits.

The Parent Company is responsible for the administration of our employee pension fund and for the provision of retirement benefits to our retirees. According to the Pension Fund Agreement entered into between the Parent Company and us, we are obligated to set aside the pension fund which equals 45% of the total remuneration paid to our employees, for the Parent Company to pay the local pension fund authority for and on behalf of our employees and to pay for employee retirement benefits. The welfare of retired employees is administrated by the Parent Company. The Pension Fund Agreement was renewed in 2002. We and the Parent Company agreed that the foregoing pension fund scheme will be continuously applied from 2002 to 2006. Pursuant to the approval of the Board of Directors on January 6, 2006, we and the Parent Company entered into a new Agreement for the Administration of Pension Fund and Retirement Benefit on January 10, 2006 ,(“Pension Fund and Retirement Benefit Agreement”), to continue the administration of the foregoing pension fund scheme. The Pension Fund and Retirement Benefit Agreement is for a term of three years. We further carry personal injury insurance for employees.

Our subsidiaries are participants in a State-managed retirement scheme pursuant to which the subsidiaries pay a fixed percentage of their qualifying staff’s wages as a contribution to the scheme. The subsidiaries’ financial obligations under this scheme are limited to the payment of the employer’s contribution. In 2005, contributions payable by the subsidiaries pursuant to this arrangement were insignificant.

In 2003, 2004 and 2005, total contributions paid by us for our Directors, Supervisors, Executive Officers and senior management to the pension fund were approximately RMB0.1 million, RMB0.5 million and RMB0.7 million, respectively. In addition, each employee of ours currently pays a percentage of his or her salary as an additional contribution. Upon retirement, our employees are entitled to the payment of a pension from the scheme.

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

All employees who are unable to work due to illness or disability are entitled to receive certain benefits during the period of their absence from the workplace. In addition, the PRC Government requires us to provide casualty and life insurance for each of our employees who work in the underground mining areas. The premium is 2.0% of the total remuneration of the employees.

Medical Insurance Scheme

In accordance with the relevant regulations of the Shandong Provincial People’s Government, since January 1, 2002, we have established and commenced implementing a basic medical insurance scheme for employees, which comprises basic medical insurance and supplementary medical insurance schemes. The schemes are described below.

•	basic medical insurance scheme – we have set aside 8% of the total wages of employees as basic medical insurance fund, which was charged to “Wages and Employee Benefits” under “Cost of Sale and Services Provided” and “Selling, General and Administrative Expenses” in our statement of income; and

•	supplementary medical insurance scheme – we have set aside a supplementary medical insurance fund of 4% of the total wages of employees to “Supplementary Medical Insurance” under “Selling, General and Administrative Expenses” in our statement of income.

We also carry personal injury insurance for our employees.

Housing Scheme

Under the Materials and Services Supply Agreement, and its Supplemental Agreement, entered into between the Parent Company and us, the Parent Company is responsible for providing accommodation to our employees. We and the Parent Company share the incidental expenses relating to the provision of such accommodation on a pro-rata basis based on our respective number of employees and mutual agreement. Such expenses amounted to RMB37.2 million for 2003, 2004 and 2005, respectively.

Commencing from 2002, we have paid to our employees a housing allowance, which is based on a fixed percentage of employees’ wages, for the purchase of residential housing. In 2003, 2004 and 2005, housing allowances paid by us to employees amounted to RMB136.5 million, RMB137.3 million and RMB1.369 million, respectively.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 31, 2005, the Parent Company owned 54.33% of our share capital (see table below). As a majority shareholder, the Parent Company is able to make most of the decisions adopted by us. Currently, all of our ordinary shares enjoy equal voting rights.

The following table sets forth certain information regarding ownership of our capital stock as of December 31, 2005 and as of March 31, 2006 upon implementation of the share reform plan by all persons who are known by us to own beneficially more than 5% of our capital stock and by the Directors, Supervisors and Executive officers. For details of the share reform plan, see Item 9 – “Share Reform Plan”. As of December 31, 2005 and March 31, 2006, the Directors, Supervisors and Executive Officers own, as a group, 49,600 A Shares and 62,000 A Shares, representing 0.001% and 0.0013% of our share capital.

Identity of Person or Group	Title of Class	Shares Owned as of December 31, 2005	Percentage of Capital Stock as of December 31, 2005
Parent Company	Ordinary Shares in the form of Legal Person Shares, par value RMB1.00 each	2,672,000,000	54.33%

HKSCC Nominee Limited*	Ordinary Shares in the form of H Shares, par value RMB1.00 each	1,953,593,196	39.72%

Directors, Supervisors and Executive Officers	Ordinary Shares in the form of A Shares, par value RMB1.00 each	49,600	0.001%

Identity of Person or Group	Title of Class	Shares Owned as of March 31, 2006	Percentage of Capital Stock as of March 31, 2006
Parent Company	Ordinary Shares in the form of Legal Person Shares, par value RMB1.00 each	2,600,000,000	52.86%

HKSCC Nominee Limited*	Ordinary Shares in the form of H Shares, par value RMB1.00 each	1,954,965,596	39.75%

Directors, Supervisors and Executive Officers	Ordinary Shares in the form of A Shares, par value RMB1.00 each	62,000	0.0013%

*	As the nominee of the clearing and settlement agent for our H Shares, HKSCC Nominee Limited is the record holder of our H Shares.

Our major shareholders do not have different voting rights from other shareholders.

To our knowledge, other than the Parent Company, which owns 54.33% of our Shares, we are not owned or controlled, directly or indirectly, by any other corporation, by any government, or by any other natural or legal person or persons, severally or jointly.

To our knowledge, there are no arrangements the operation of which may at a subsequent date result in us undergoing a change in control.

B. Related Party Transactions

The on-going connected transactions between the Company and the Parent Company for the year 2005 including the following three aspects:

1.	On-going Supply of Materials and Services:

The connected transactions of on-going supply of materials and services between us and the Parent Company were carried out in accordance with The Materials and Services Supply Agreement signed on 17th October, 1997 and its subsequent supplemental agreement, as approved by independent shareholders.

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

For the year ended December 31, 2005, the value of connected transactions relating to the provision of materials and services by us to the Parent Company was RMB1,255.4 million and accounted for 11.87% of our audited consolidated net sales in the year ended December 31, 2004, and the value of connected transactions relating to the provision of materials and services by the Parent Company to us was RMB1,293.2 million and accounted for 12.23% of our audited consolidated net sales in the year ended December 31, 2004.

2.	Mining Rights Fee

During 2005, pursuant to the Mining Rights Agreement dated October 17, 1997 and its supplemental agreement dated February 18, 1998 entered into between the Parent Company and us, we paid RMB12.98 million to the Parent Company.

3.	Payment of Endowment Insurance Fund

Pursuant to Agreement of Endowment Insurance Fund entered into between us and the Parent Company dated October 17, 1997, the Parent Company undertakes to be responsible for the management of the insurance fund to our employees and payments of the pension and other benefits to our retirees (the “Endowment Insurance Fund”) on a free of charge basis. During 2005 and pursuant to the Agreement of Endowment Insurance Fund, we have paid the Endowment Insurance Fund of RMB522.7 million.

Our independent non-executive Directors have reviewed the on-going connected transaction in the year 2005 and confirmed that: (1) all such connected transactions have been: (a) entered into by us in the ordinary and usual course of our business; (b) conducted either on normal commercial terms, or where there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to us than terms available to or from independent third parties; and (c) entered into in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole; (2) the value of the connected transaction in respect of the on-going supply of materials and services have not exceeded the cap under the Waiver granted by the Hong Kong Stock Exchange.

Our auditors has submitted the report to the Board confirming that the above on-going connected transactions between us and the Parent Company (a) have received the approval by the Board; (b) are in accordance with our pricing policies; (c) have been entered into in accordance with the relevant agreement governing the connected transactions, and (d) have not exceeded the cap disclosed in the previous announcement.

For the years ended December 31, 2003, 2004 and 2005, we had the following on-going connected transactions with the Parent Company and/or its subsidiary companies:

	Year ended December 31,
	2003	2004	2005
	(RMB’000)	(RMB’000)	(RMB’000)
Income
Sales of coal	229,730	523,015	856,580
Sales of auxiliary materials	472,899	350,873	369,855

Utilities and facilities	29,000	29,000	29,000
Railway transportation services	66	—	—

Expenditure
Utilities and facilities	285,166	354,424	355,953
Annual fee for mining rights	12,980	12,980	12,980
Purchases of supply materials and equipment	373,710	303,549	341,935

Repair and maintenance services	225,408	222,949	197,624
Social welfare and support services	188,825	207,062	242,952
Technical support and training	15,130	15,130	15,130
Road transportation services	17,216	63,478	53,346
Construction services	507,824	160,342	—

Approval of New On-going Connected Transaction Agreements and the Annual Caps for Year 2006 to 2008

Pursuant to the regulations of Hong Kong Stock Exchange and Shanghai Stock Exchange on on-going connected transactions and the operation developments of us and the Parent Company, we completed the review of its on-going connected transactions as required by law and entered into six New On-going Connected Transaction Agreements with the Parent Company in the first quarter 2006. It also determined the Annual Caps on the connected transactions for each New On-going Connected Transaction Agreements in each year from 2006 to 2008.

The New On-going Connected Transaction Agreements and the Annual Caps were approved by the independent shareholders on March 24, 2006. The term for each of the New On-going Connected Transaction Agreements is from January 1, 2006 until December 31, 2008. The Materials and Services Supply Agreement and its supplementary agreement and the Agreement of Endowment Insurance Fund originally entered into between us and the Parent Company have been terminated. The English translation of the New On-going Connected Transaction Agreements are attached as Exhibit 4.4.

Acquisition of connected assets

1.	Acquisition of Equity Interest of Heze Nenghua and Payments to the Parent Company

The 2005 first extraordinary general meeting of the Company was held on August 19, 2005, in which the “Equity Transfer Agreement between our Parent Company and us” and its “Supplemental Agreement” (collectively the “Heze Nenghua Acquisition Agreement”) were approved. According to the Heze Nenghua Acquisition Agreement, we have acquired 95.67% equity interest in Heze Nenghua at the consideration of RMB584.01 million on December 7, 2005. Heze Nenghua is responsible for coal development in Juye Coal Field in Shandong province for us. As of 31 December 2005, we have fully paid RMB584.1 million to the Parent Company for the acquisition of the Parent Company’s equity interest in Heze Nenghua. The English translation of the Heze Nenghua Acquisition Agreement are attached as Exhibit 4.5.

2.	Mining Right Consideration of Jining III Coal Mine and Amount due to the Parent Company and its Subsidiaries.

Pursuant to the Jining III Coal Mine Acquisition Agreement dated August 4, 2000 entered into between us and the Parent Company, the consideration of the mining right of Jining III coal mine is approximately RMB132.5 million, which shall be paid to the Parent Company in ten equal annual interest free installments commencing from 2001. For the years ended December 31, 2005, we paid RMB13.248 million to the Parent Company.

The amounts due to the Parent Company and its subsidiary companies are non-interest bearing and unsecured. The amounts due to the Parent Company and its subsidiary companies as at December 31, 2005 included the present value of the outstanding balance that arose from the funding of the acquisition of the mining right of Jining III as of January 1, 2001 discounted using the market rate of bank borrowings. The following table sets forth the amounts due to the Parent Company and its subsidiary companies as at December 31, 2004 and 2005:

	As at December 31,
	2004	2005
Term for Repayment	RMB’000	RMB’000

Within one year	—	508,254
More than one year, but not exceeding two years	9,230	8,689
More than two years, but not exceeding five years	24,574	23,138
Exceeding five years	7,253	—

Total due	41,057	540,081

Less: amount due within one year	—	508,254

Amount due after one year	41,057	31,827

Except for the payments disclosed above, there are no amounts due to the Parent Company and/or its subsidiary companies that have specific terms for repayment.

Expenditures for social welfare and support services (excluding medical and child care expenses) of RMB63.5 million, RMB63.3 million and RMB63.4 million for the year ended December 31, 2003, 2004 and 2005, respectively, and for technical support and training of RMB15.1 million for the three years ended December 31, 2003, 2004 and 2005, have been charged to us by the Parent Company at a negotiated amount per annum, subject to changes every year.

The above transactions were charged either at market prices or based on terms agreed by both parties.

Interest of Management in certain transactions

None of the Directors or Supervisors or Executive Officers had, either directly or indirectly, any material interest in any significant material contract to which we were a party during the year ended December 31, 2005.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

The selected income statement data and cash flow data for the five years ended December 31, 2005 and the selected balance sheet data as of December 31, 2001, 2002, 2003, 2004 and 2005 set forth below are derived from, and should be read in conjunction with, and are qualified in their entirety by reference to the Financial Statements, including the notes thereto. The Financial Statements are prepared and presented in accordance with IFRS. For a discussion of certain differences between IFRS and U.S. GAAP, see Note 47 to the Financial Statements. For full consolidated statements and other financial information, see pages F-1 to F-71 following Item 19. In 2005, the International Accounting Standards Board issued a number of new or revised IFRS which are effective for accounting periods beginning on or after January 1, 2005. We have adopted these new IFRS in the financial statements for the year ended December 31, 2005. See Note 3 to the Financial Statements.

	As of and For the Year Ended December 31,
	2001	2002	2003	2004	2005	2005
	RMB	RMB	RMB	RMB	RMB	U.S.$
	(Amounts in millions except numbers of Shares and ADSs, and per Share, per ADS and operating data)
INCOME STATEMENT DATA
IFRS
Net Revenue
Net sales of coal
Domestic	2,599.8	3,414.0	4,337.1	7,407.0	8,421.5	1,043.5
Export(2)	2,276.2	2,799.9	2,457.2	2,947.3	2,932.0	363.3
Railway transportation service income	—	142.5	154.6	220.8	163.4	20.2
Total net revenue(3)	4,876.0	6,356.4	6,948.9	10,575.1	11,516.9	1,427.1
Gross profit	2,063.4	2,993.5	3,193.9	6,023.4	6,228.3	771.8

Interest expenses	(61.5)	(117.9)	(60.0)	(35.9)	(24.6)	(3.0)
Income before income taxes	1,360.2	1,748.2	1,974.9	4,673.3	4,420.0	547.7
Net income attributable to equity holders of the Company	970.9	1,222.0	1,386.7	3,154.3	2,881.5	357.1
Net income/Earnings per Share	0.35	0.43	0.30	0.66	0.59	0.07
Net income/Earnings per ADS	17.29	21.29	15.1	33.25	29.29	3.63
Operating income per Share	0.51	0.65	0.44	0.99	0.90	0.11
Income from continuing operation per ADS	25.32	32.51	22.16	49.64	45.18	5.60

U.S. GAAP
Net income(4)	1,227.6	1,325.7	1,499.2	3,263.9	2,994.7	371.1
Net income per Share	0.44	0.46	0.33	0.69	0.61	0.08
Net income per ADS	21.86	23.10	16.32	34.40	30.44	3.77

CASH FLOW DATA
IFRS
Net cash provided by operating activities	1,610.2	2,239.7	2,701.2	4,418.4	3,939.3	488.1
Depreciation	819.6	851.1	920.5	958.7	952.1	118.0
Net cash used in investing activities	(1,948.2)	(2,165.5)	(1,310.3)	(2,300.8)	(2,262.5)	280.4
Net cash (used in) provided by financing activities	618.0	345.2	(911.4)	1,075.4	(1,009.3)	(125.1)

OTHER FINANCIAL DATA
Income before income tax	1,360.2	1,748.2	1,974.9	4,673.3	4,420.0	547.7
Add: Interest expenses	61.5	117.9	60.0	35.9	24.6	3.0
Less: Interest income	39.9	30.2	17.8	92.7	91.7	11.4
Add: Depreciation and amortisation	827.0	858.5	950.1	994.3	971.9	120.4
EBITDA(5)	2,208.8	2,694.4	2,967.2	5,610.8	5,324.8	659.7
EBITDA margin(6)	45.3%	42.4%	42.7%	53.1%	46.2%	46.2%

OPERATING DATA
Raw coal production (‘000 tonnes)	34,018	38,435	43,279	39,146	34,655	N/A
Net sales (‘000 tonnes)
Domestic	18,369	20,582	25,776	27,988	25,234	N/A
Export	12,666	14,466	13,632	10,016	7,251	N/A
Total	31,035	35,048	39,408	38,004	32,485	N/A

BALANCE SHEET DATA
IFRS
Total current assets	3,221.7	3,873.4	4,430.5	8,319.6	10,951.1	1,357.0
Total current liability	2,047.6	1,662.7	2,372.0	2,545.1	3,429.0	424.9
Net current assets	1,174.1	2,170.7	2,058.5	5,774.5	7,522.1	932.1

Property, plant and equipment	7,479.8	8,276.9	8,616.4	8,537.2	9,318.5	1,154.7

Total assets	11,182.6	12,924.0	13,909.9	18,336.7	21,254.4	2,633.7

	As of and For the Year Ended December 31,
	2001	2002	2003	2004	2005	2005
	RMB	RMB	RMB	RMB	RMB	U.S.$
	(Amounts in millions except numbers of Shares and ADSs, and per Share, per ADS and operating data)
Total long-term borrowings	72.5	1,261.3	650.9	441.1	231.8	28.7
Equity attributable to equity holders of the Company	9,060.0	9,995.0	11,083.2	15,523.8	17,618.6	2,183.2

U.S. GAAP
Property, plant and equipment and prepaid lease payment, net	7,176.7	7,271.4	7,785.8	8,073.7	8,851.5	1,096.8
Total assets	11,071.0	11,787.5	12,845.8	17,379.1	20,189.4	2,501.7
Equity attributable to equity holders of the Company	7,668.9	8,858.5	10,019.2	14,519.3	16,699.8	2,069.3

Number of Shares
Domestic Shares	1,850.0	1,850.0	1,850.0	1,850.0	2,960.0	2,960
H Shares (including H Shares represented by ADS)	1,020.0	1,020.0	1,020.0	1,224.0	1,958.4	1,958.4
ADS	20.4	20.4	20.4	24.5	39.2	39.168
Dividend per
Domestic Share/H Share(7)	0.082	0.100	0.104	0.164	0.260	0.032
ADS(8)	4.10	5.00	5.20	8.20	13.00	1.611

(1)	The above financial highlights as of and for the year 2005 represent the data resulting from the consolidation of the financial statements of Yankuang Heze Power Chemical Company Limited (“Heze Nenghua”), Shandong Yanmei Shipping Co. Ltd. (“Yanmei Shipping”), Yanzhou Coal Yulin Power Chemical Co. Limited, Yancoal Australia Pty Limited and Austar Coal Mine Pty Limited. The gross profit, taxes and surcharges resulting from the principal businesses of Yanmei Shipping are calculated as the transportation cost of coal of us. As the sales income, operation results, and assets of Yanmei Shipping have only limited impact on us, they are not separately set out and analyzed in this report. Heze Nenghua, Yanzhou Coal Yulin Power Chemical Co. Limited, Yancoal Australia Pty Limited and Austar Coal Mine Pty Limited are currently in the preparation stage or in the construction stage and have limited impact on our financial results, and hence are not separately set out and analyzed in this report.
(2)	Export sales constituted 46.7%, 44.0%, 35.4%, 27.9% and 25.5% of total net revenue in 2001, 2002, 2003, 2004 and 2005, respectively.
(3)	Total net revenue is the sum of net sales of coal and railway transportation service income.
(4)	The net income for the year ended December 31, 2001 under U.S. GAAP included the loss of Jining III acquired in 2001 using the pooling of interest method. The net income for the years ended December 31, 2001 under U.S. GAAP included the profit of Railway Assets using the pooling of interest method. The net income for the year ended December 31, 2004 and the total assets value and owners’ equity as at December 31, 2004 under U.S. GAAP included the loss and net assets of Heze Nenghua acquired in 2005 using the pooling of interest method.
(5)	EBITDA refers to earnings before interest income, interest expense, taxes, depreciation and amortization. EBITDA should not be construed as an alternative to operating income or any other measure of performance or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing and financing activities. The items of net income excluded from EBITDA are significant components in understanding and assessing our financial performance, and EBITDA does not take into account capital expenditures or changes in working capital, which could have a material impact on our operating cash flow. Our computation of EBITDA may not be comparable to other similarly titled measures of other companies. We have included the information concerning EBITDA because management believes it is a useful supplement to cash flow data as a measure of our performance.
(6)	EBITDA margin represents EBITDA as a percentage of our total net revenue.
(7)	The calculation of Dividend per Domestic Share/H Share is based on the dividend paid in the relevant year and total number of Domestic Shares and H Shares ranking for the dividend.
(8)	Dividend per ADS is calculated at 50 times Dividend per Domestic Share/H Share based on one ADS being equivalent to 50 H Shares.

Export Sales

Please see “Item 4 – Information on the Company – B. Business Overview – Sales and Marketing.”

Legal Proceedings and Arbitration

In the past we have entered into lending transactions wherein we make loans through PRC financial institutions to unrelated third-party corporate borrowers, and for which guarantees are provided by other unrelated third-party corporate entities. On January 19, 2005, Shandong Xinjia Industry Co., Ltd. (“Shandong Xinjia”), the borrower under one such loan (the “Defaulted Loan”) defaulted on the payment of principal of RMB640 million and interest. Payment of the Defaulted Loan is guaranteed by Lianda Group

Co., Ltd. (“Lianda”) and secured by pledges of the following shares owned by Lianda: (i) 170 million state legal person shares of Huaxia Bank Company Limited (“Huaxia Bank”), a PRC banking company whose shares are listed on the Shanghai Stock Exchange; and (ii) controlling equity interests in an unlisted PRC company (together, the “Pledged Shares”).

At our request, the People’s High Court of Shandong Province (the “High Court”) granted an order sequestering a total of 289 million Huaxia Bank shares owned by Lianda, including the 170 million shares pledged to us, and on January 22, 2005 we filed an application with the High Court for execution of the court order. On March 28, 2005, the High Court issued judgment allowing for the auction of the sequestered Huaxia Bank shares, with the auction proceeds to be used among others to pay outstanding principal, interest and premium on the Defaulted Loan. On September 6, 2005, the High Court appointed Shandong Yinxing Auction Company Limited and auctioned the 289 million Huaxia Bank shares owned by Lianda in accordance with the relevant PRC laws and regulations. The final auction price is RMB3.5 per Pledged Share and the total proceeds from the auction is RMB1,011.5 million.

The transfer of the Pledge Shares are subject to the approval of the China Banking Regulatory Commission (“CBRC”). Upon receiving the approval from the CBRC and the completion of the transfer procedures, the successful bidder of the Pledged Shares will remit the full auction amount, which will be administered by the High Court. We expect to receive the principal, interest, penalty interest and relevant expenses associated with the Defaulted Loan upon the completion of all necessary legal procedures. As at the date of this annual report, the legal procedures have not been completed yet.

Save as disclosed above, we were not involved in other significant litigation and arbitration in 2005.

Dividends Policy

According to our Articles of Associations, the shareholders shall by way of an ordinary resolution authorize our Board of Directors to declare and pay the interim and final dividends. Dividend shall be paid once a year. We may distribute dividends in the form of cash or shares. Pursuant to the amended Articles of Association as approved during the annual shareholders general meeting on June 28, 2006, our after-tax profit shall be allocated in accordance with the following order: (1) compensation of losses; (2) allocation to the statutory common reserve fund; (3) allocation to the discretionary common reserve fund upon approval by resolution of the shareholders’ general meeting; (4) payment of dividends in respect of ordinary shares. If our statutory common reserve fund is not sufficient to compensate our losses from the previous year, we shall utilize our after-tax profit to compensate our losses before we make any provision for the statutory common reserve fund.

B. Significant Changes

On June 28, 2005, our shareholders approved a special resolution granting the Board of Directors an unconditional general mandate to issue and allot additional H Shares in our capital in an amount up to 20% of the aggregate nominal amount of H Shares in issue.

Other than events disclosed above and elsewhere in this annual report, there have been no significant changes since the date of the financial statements attached to this Form 20-F .

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The issuance history of our shares is as follows:

	H Shares			A Shares
	Initial offering	Second offering	Third offering	Initial offering	Second offering
Time of issue	March 1998	May 2001	July 2004	June 1998	January 2001
Issue amount	850,000,000	170,000,000	204,000,000	80,000,000	100,000,000

As at December 31, 2005, we have 2,672,000,000 state-owned shares all of which were held by our Parent Company.

Capitalization of capital reserve and our capital structure as of December 31, 2005:

Pursuant to the resolutions of our annual general meeting held on June 28, 2005, the shareholders approved that the issuance of bonus shares by us through capitalization of the capital reserve on the basis of six bonus shares for every ten existing shares for the year ended December 31, 2004. After the issuance of the bonus shares, our total share capital increased from 3,074,000,000 shares (our share capital for the year ended December 31, 2004) to 4, 918, 400,000 shares, out of which 2,246,400,000 shares were listed shares starting from July 28, 2005. During 2005, our share capital has been changed as follows:

Type	Amount of shares as at January 1, 2005	Increase of shares as a result of capitalization of the capital reserve	Amount of shares as at December 31, 2005
State legal person shares	1,670,000,000	1,002,000,000	2,672,000,000
A Shares	180,000,000	108,000,000	288,000,000
H Shares	1,224,000,000	734,400,000	1,958,400,000
Total	3,074,000,000	1,844,400,000	4,918,400,000

Implementation of share reform plan

Our share reform plan was implemented on March 31, 2006. Our Parent Company has paid a consideration of 2.5 non-tradable shares for every 10 A Shares held by each holder of A shares whose name appears on the register of member of A share on March 30, 2006 in exchange for the right to list and trade the non-tradable shares of the Parent Company on the Shanghai Stock Exchange. Our Parent Company did not offer similar consideration to the Holders of H shares and Holders of our ADSs. Our shareholding structure before and after the implementation of finalized share reform plan was as follows:

Before the Implementation of the Share Reform Plan				After the Implementation of the Share Reform Plan
	Number of shares	Percentage of the registered share capital			Number of shares	Percentage of the registered share capital
1. Total of unlisted tradable shares State-owned shares	2,672,000,000	54.33%		1. Total of tradable shares with trading moratorium State-owned shares	2,600,000,000	52.86%

2. Total of listed tradable shares A Shares H Shares	2,246,400,000 288,000,000 1,958,400,000	45.67 5.85 39.82	% % %	2. Total of tradable shares without trading moratorium A Shares H Shares	2,318,400,000 360,000,000 1,958,400,000	47.14 7.32 39.82	% % %

3. Total of shares	4,918,400,000	100.00%		3. Total number of shares	4,918,400,000	100.00%

Set out below is certain market information relating to the H Shares, ADSs and A Shares in respect of 2001, 2002, 2003, each quarterly period within the fiscal years ended December 31, 2004 and 2005 and each monthly period ended May 31, 2006:

	Price per H Share (HK$)		Price per ADS (U.S.$)		Price per A Share (RMB)
	High	Low	High	Low	High	Low
2001	3.95	1.90	24.65	12.60	13.10	8.28
2002	3.55	2.40	22.30	15.80	11.10	8.00
2003	8.20	2.625	53.20	17.80	11.29	7.53
2004
First quarter	9.70	6.50	60.65	42.00	15.30	10.88
Second quarter	9.85	5.20	62.80	33.25	15.82	12.38
Third quarter	10.25	7.55	66.28	50.86	15.50	12.00
Fourth quarter	12.45	9.40	79.50	61.18	15.55	11.65

	Price per H Share (HK$)		Price per ADS (U.S.$)		Price per A Share (RMB)
	High	Low	High	Low	High	Low
2005
First quarter	12.30	10.30	78.95	66.00	14.09	11.25
Second quarter	11.20	5.90	71.86	61.10	12.98	9.52
Third quarter	6.95	5.55	71.78	35.50	10.30	6.08
Fourth quarter	6.35	4.75	40.95	30.70	7.08	4.92
December	5.35	4.875	35.18	31.00	6.02	5.16
2006
January	5.95	5.00	38.90	32.43	6.78	5.91
February	6.60	5.75	41.74	37.22	7.79	6.99
March	6.90	6.10	44.14	40.18	—	—
April	7.50	6.25	48.80	41.22	7.12	6.00
May	7.30	5.55	48.00	35.91	8.90	6.58
June (through June 22)	5.70	4.575	36.01	29.31	8.04	6.75

Notes:

1. In 2005, we carried out a resolution approved at the 2004 annual general meeting in relation to issuance of bonus shares through capitalization of the capital reserve. Based on the total share capital of 3,074,000,000 shares of the Company as at December 31, 2004, six bonus shares were issued for every ten existing shares. As a result of capitalization of capital reserve, our share capital has been changed as follows: i) number of state legal person shares increased from 1,670,000,000 shares to 2,672,000,000 shares; ii) number of A shares increased from 180,000,000 shares to 288,000,000 shares; iii) number of H shares increased from 1,224,000,000 shares to 1,958,400,000 shares.

2. On March 31, 2006, we implemented the Share Reform Plan, pursuant to which, Yankuang Group, our Parent Company which held non-tradable shares of the Company, has paid a consideration of 2.5 non-tradable shares for every 10 shares held by each holder of A shares whose name appear on the register of members of A share on March 30, 2006 in exchange for the right to list and trade the non-tradable shares of the Parent Company. The non-tradable shares held by Yankuang Group were granted the right to listing and trading on the Shanghai Stock Exchange and our Parent Company also undertook that the original non-tradable Shares held by the Parent Company would be subject to a trading moratorium of 48 months from the date of the implementation of the share reform plan. Upon the implementation of the Share Reform Plan, state legal person shares changed from unlisted to tradable shares subject to a trading moratorium and our share capital has been changed as follows: i) number of state legal person shares decreased from 2,672,000,000 shares to 2,600,000,000 shares; ii) number of A shares increased from 288,000,000 shares to 360,000,000 shares; iii) number of H shares remains 1,958,400,000 shares.

As of December 31, 2005, a total of 1,958,400,000 H Shares were outstanding, 92,298,700 Shares of which, representing 4.7% of the outstanding H Shares, were held in the form of ADSs (a total of 1,845,974 ADSs). The outstanding ADSs were held by 16 holders of record on May 31, 2006.

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

B. Memorandum and Articles of Association

General

Since our Articles of Association took effect on September 25, 1997, the PRC Government and other regulatory authorities have promulgated various rules, regulations and opinions which primarily include The Securities Laws of the PRC, the General Meeting Opinions, the Independent Director Guiding Opinions, Regulations in connection with Protection of Public Shareholders, and the Guide for Articles of Association of Listed Companies, as amended in 2006. The supervisory authorities require listed companies to incorporate such rules, regulations and opinions into their articles of associations as appropriate.

A copy of the English translation of our Articles of Association was filed with the Commission as an exhibit to the registration statement on Form F-1 under the Securities Act in connection with a global offering of our H shares and related American depositary shares on October 17, 1997. We amended our Articles of Association at an extraordinary general meeting on April 22, 2002, and the full text of the English translation of the Revised Articles of Association was filed with the Commission on our 2001 Form 20-F filed on June 27, 2002. We further revised our Articles of Association at an annual general meeting held on June 25, 2004, and the full text of the English translation of the amended Articles of Association was filed with the Commission on our 2003 20-F. We subsequently revised our Articles of Association at the shareholders meeting held on July 8, 2004 and June 28, 2005, and the full text of the English translation of the amended Articles of Association are filed with 2004 Form 20-F. For this reporting period, we revised our Articles of Association at the shareholders meeting held on August 22, 2005 and June 28, 2006, and the full text of the English translation of the amended Articles of Association are filed with this Form 20-F as Exhibit 1.1.

Selected Summary of the Articles of Association

We are a joint stock limited company established in accordance with the “Company Law of the People’s Republic of China” (the “Company Law”), “State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Share” (the “Special Regulations”) and other relevant laws and regulations of the State. We were established by way of promotion with the approval of the former State Commission for Restructuring the Economic System on 24 September 1997, as evidenced by approval document Ti Gai Sheng (1997) no. 154 of 1997. We were registered with and have obtained a business license from China’s State Administration Bureau of Industry and Commerce on September 25, 1997. Our business license number is: Qi Gu Lu Zong Fu Zi No. 003929-1/1.

Our scope of business includes: mining, selection and the sale of coal; transportation of cargo; the production, sale and leasing of machinery equipments and parts, electronic products; the sale of metal materials, chemical products, construction materials, timber, flammable materials, grease and rubber products; the production and sale of other mining materials; the production and sale of knitted products; composite of mining, science and technology services; property development within the mining areas; the provision of dining, accommodation and tourist services; the storage and discharge of coals at sea ports; the provision of inland water transports; the provision of commodity logistics services; and the provision of ships repairing work.

Board of Directors

Directors who are not staff representative shall be elected or removed at the shareholders’ general meeting. The staff directors shall be elected by the staff in the staff representative meeting or by other ways democratically. Directors shall be elected for a term of three years. At the expiry of the term, it shall be renewable upon re-election. A director may not be removed by the shareholders in a general meeting without any reason before his term of office expires. The Board of Directors is accountable to the shareholders in general meeting.

We have established a system of independent Directors and currently have four independent Directors. The independent Directors do not hold any positions in our company other than as director and do not maintain with us and our substantial shareholders a connection which may hamper their independent and objective judgment. Apart from the powers granted to directors by the Company Law and other relevant laws, regulations and the Articles of Association, the independent Directors shall have the following special powers:

•	Substantial connected transactions (determined in accordance with the standard promulgated from time to time by the regulatory organizations of the place where the Company’s shares are listed), and engaging or ceasing to engage an accounting firm, shall be agreed by more than one-half of the independent Directors before submitting to the Board of Directors for discussion;

•	The independent Directors may request the Board of Directors to convene an extraordinary general meeting, and suggest the convening of a board meeting , and publicly collect voting rights from the shareholders before the shareholders’ general meeting, which shall all be agreed by more than one-half of the independent Directors;

•	With the consent of all the independent Directors, the independent Directors may engage external audit institutions or consultative institutions independently to provide audit and consultation for specific matters of the Company, the relevant costs of which shall be undertaken by the Company.

If the above recommendation are not accepted or the above powers can not be exercised ordinarily, the Company shall disclose the circumstances accordingly

The Articles do not contain any requirement for (i) the Directors to retire by a specified age, or (ii) the Directors to own any or a specified number of our shares.

Our Articles provide that when passing a resolution in relation to connected transaction at a board meeting, or where any Director or any of its Associates (as defined under the Listing Rules of the Stock Exchange of Hong Kong) is connected with such resolution, such connected director shall excuse himself from the Board of Directors’ meeting, shall not have any voting rights in respect thereof , shall not exercise any voting rights on behalf of other Directors and shall not be counted as part of the quorum of the Board of Directors’ meeting. A quorum is formed when majority of the non-connected Directors attended and the resolution can be passed when majority of the non-connected Directors approve such transaction. If less than three non-connected Directors attended at the Board of Directors’ meeting as a result of the absence of the connected Director, such transaction shall be submitted for resolutions at a shareholders’ general meeting of the Company.

With the approval of over two-thirds of all Directors, the Board of Directors may make decisions on the following matters:

(1) Transactions falling within the following limit with respect to purchase or sale of assets, foreign investment (including entrusted financial management and entrusted loans), provision of financial assistance, entrusted or trusted asset or business management, entering of licence agreement, transfer or accept the transfer of research and development projects:

•	The total assets involved in a single transaction with amount more than 5% and below 25% of our Company’s latest audited total asset value;

•	A single investment more than 5% and below 25% of our Company’s latest audited net asset value;

•	The subject of a single transaction accounted for more than 5% and less than 25% of our Company’s latest audited income from principal operations for the latest financial year;

•	The subject of a single transaction accounted for more than 5% and less than 25% of our Company’s latest audited net profit for the latest financial year;

The above transactions which involve public offer of securities that requires the approval of the China Securities Regulatory Commission shall be subject to approval of the shareholders’ general meeting.

(2)        a single loan of less than 10% of our Company’s latest audited net asset value and the debt ratio to our Company’s assets remains under 60% after such financing;

(3) mortgages or pledges of assets the cumulative outstanding amount of which is less than 30% of our Company’s latest audited net asset value;

(4) external guarantees not within the approval limit of the shareholders’ general meeting as provided in our Articles of Association;

(5) transactions involving connected transactions, which have to be conducted in accordance with the relevant regulations of competent securities authorities and the listing rules of the stock exchanges.

The transactions referred to in (1) of the first paragraph involving the provision of financial assistance and entrusted financial management, shall be calculated on accrued basis for twelve consecutive months according to the transaction categories and applicable approval limit proportion of the board of directors. When our Company conducts other transactions apart from the provision of financial assistance and entrusted financial management, applicable approval limit proportion of the board of directors regarding each transaction which is under the same category shall be calculated on the principle of accrued basis for twelve consecutive months. Transactions already approved by our Company in accordance with the principle of accrued basis shall not be included in the scope of accrual calculation.

Provision of regulatory authorities our Company is subject to within and outside the PRC that is of a stricter standard than this Article of Association shall apply accordingly.

Description of the Shares

As at December 31, 2005, our share capital structure is as follows: 4,918,400,000 ordinary shares, of which (a) 2,672,000,000 shares, which represent 54.33% of our share capital, are held by Yankuang Group Corporation Limited as domestic legal person shares; (b) 1,958,400,000 shares, which represent 39.82% of our share capital, are held by the H Shares shareholders; and (c) 288,000,000 shares, which represent 5.85% of our share capital, are held by the A Shares shareholders.

Upon implementation of the our share reform plan on March 31, 2006, our share capital structure is as follows: 4,918,400,000 ordinary shares, of which (a) 2,600,000,000 shares, which represent 52.86% of our share capital, are held by Yankuang Group Corporation Limited as domestic legal person shares; (b) 1,958,400,000 shares, which represent 39.82% of our share capital, are held by the H Shares shareholders; and (c) 360,000,000 shares, which represent 7.32% of our share capital, are held by the A Shares shareholders. For details of our share reform plan, see “Item 9 - Offer and Listing.”

Our ordinary shareholders shall enjoy the following rights:

•	the right to receive dividends and other distributions in proportion to the number of shares held;

•	the right to demand for the convening of a shareholders’ meeting, convene a shareholders’ meeting, attend or appoint a proxy to attend shareholders’ meetings and to vote thereat;;

•	the right of supervisory management over our business operations and the right to present proposals or to raise queries;

•	the right to transfer, grant or pledge shares so held in accordance with laws, administrative regulations and provisions of our Articles of Association;

•	the right to obtain relevant information in accordance with the provisions of our Articles of Association;

•	in the event of our termination or liquidation , the right to participate in the distribution of our surplus assets in accordance with the number of shares held;

•	for shareholders who disagree with the resolutions for the merger and separation of the Company made in a general meeting, they may demand the Company to purchase their shares; and

•	other rights conferred by laws, administrative regulations and our Articles of Association.

A shareholder (including a proxy), when voting at a shareholders’ general meeting, may exercise such voting rights as are attached to the number of voting shares which he represents. Each share shall have one vote. Shares held by our Company do not have voting rights and these shares will not count as the total number of shares entitled to voting rights. Resolutions of shareholders’ general meetings shall be divided into ordinary resolutions and special resolutions. An ordinary resolution must be passed by votes representing more than one-half of the voting rights represented by the shareholders (including proxies) present at the meeting. A special resolution must be passed by votes representing more than two-thirds of the voting rights represented by the shareholders (including proxies) present at the meeting. Our ordinary shareholders are entitled to dividends and other distributions in proportion to the number of shares held, and they are not liable for making any further contribution other than the subscription amount. Our Articles provide that a controlling shareholder (as defined in the Articles) shall not approve certain matters which will be prejudicial to the interests of all or some of other shareholders by exercising his/her voting rights.

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

Shareholders’ Meeting

Shareholders’ general meetings are divided into annual general meetings and extraordinary general meetings. Shareholders’ general meetings shall be convened by the Board of Directors. Annual general meetings are held once every year and within six months from the end of the preceding financial year. The Board of Directors shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events:

•	where the number of Directors is less than the number stipulated in the Company Law or two-thirds of the number specified in our Articles of Association;

•	where our unrecovered losses amount to one-third of the total amount of our share capital;

•	where shareholder(s) singly or jointly holding 10% or more of our issued and outstanding voting shares request(s) in writing for the convening of an extraordinary general meeting;

•	whenever the Board of Directors deems necessary or the supervisory committee so requests;

•	other cases as provided in laws, administrative regulations and these Articles of Association; or

•	whenever more than a half of the independent Directors so request.

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

When we convene a shareholders’ general meeting, the board of directors, the supervisory committee and shareholder(s) individually and jointly holding more than 5% of our shares have the right to propose resolutions to the Company. Shareholder(s) individually and jointly holding more than 5% of our shares may propose special resolutions in writing to the convenor 20 days before the shareholders’ general meeting is convened. The convenor shall issue a supplementary notice of the general meeting within two days after receiving the resolutions to announce the contents of the resolutions. Apart from the above, no amendment to the resolutions as set out in the notice of general meeting or proposal of new resolutions shall be made after the convenor has issued the notice of general meeting. The resolutions not set out in the notice of general meeting or failing to comply with Article 79 of these Articles of Association shall be not voted and resolved in the shareholders’ general meeting.

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

Repurchase of Shares

We may repurchase shares in one of the following ways, with the approval of the relevant governing authority of the State:

(i)	by making a general offer for the repurchase of shares to all our shareholders on a pro rata basis;

(ii)	by repurchasing shares through public dealing on a stock exchange;

(iii)	by repurchasing shares outside of the stock exchange by means of an off-market agreement; and

(iv)	by other means as authorized by the competent securities authorities under the State Council.

Interested Shareholders

Articles 140 and 141 of our Articles of Associations provide the following:

Article 140:

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

Article 141:

Shareholders of the affected class, whether or not otherwise having the right to vote at shareholders’ general meetings, have the right to vote at class meetings in respect of matters concerning sub-paragraphs (2) to (8), (11) and (12) of Article 140, but interested shareholder(s) shall not be entitled to vote at such class meetings.

(An) interested shareholder(s)”, as such term is used in the preceding paragraph, means:

(i)	in the case of a repurchase of shares by way of a general offer to all our shareholders or by way of public dealing on a stock exchange pursuant to Article 32, a “controlling shareholder” within the meaning of Article 61;

(ii)	in the case of a repurchase of shares by an off-market agreement pursuant to Article 32, a holder of the shares to which the proposed agreement relates;

(iii)	in the case of our restructuring, a shareholder who assumes a relatively lower proportion of obligations than the obligations imposed on shareholders of that class under the proposed restructuring or who has an interest in the proposed restructuring different from the general interests of the shareholders of that class.

Ownership Threshold

There are no ownership thresholds above which shareholder ownership is required to be disclosed.

Changes in Capital

Article 107 provides that the increase or reduction in share capital shall be resolved by a special resolution at a shareholders’ general meeting.

Changes in Registered Capital

The Company may reduce its registered share capital. In so doing, it shall act according to the Company Law, other relevant provisions and these Articles of Association.

C. Material Contracts

Placing and Underwriting Agreement for new H Shares in July 2004

We entered into a Placing and Underwriting Agreement with BNP Paribas Peregrine Capital Limited on July 7, 2004, pursuant to which we placed 204,000,000 new H shares, par value RMB1.00 each, at a price of HK$8.30 per share (the “Placing”). The net proceeds of the Placing were HK$1,656.3 million (approximately RMB1,756.9 million). The new H Shares were placed to more than six independent professional and institutional investors located in Hong Kong, Europe and the United States. We used the net proceeds to invest in two new coal mine projects in Shandong Province and Shaanxi Province, and the methanol project in Shaanxi Province. The Placing shares were listed on the Hong Kong Stock Exchange on July 15, 2004. Our total share capital increased to 3,074 million shares from 2,870 million shares, and the percentage of our listed share capital to our total share capital increased from 41.81% to 45.67%. The Placing and Underwriting Agreement is filed with this Form 20-F as Exhibit 4.1.

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

Jining III Mining Rights

Pursuant to the Jining III Coal Mine Acquisition Agreement dated August 4, 2000 entered into between us and the Parent Company, the consideration of the mining right of Jining III coal mine is approximately RMB132.5 million, which shall be paid to the Parent Company in ten equal annual interest free installments commencing from 2001. During 2005, we paid RMB13.248 million to the Parent Company.

Loan Agreement

We entered into the Loan Agreement with Bank of China Jining Branch, Shandong Xinjia and the Lianda Group on December 13, 2004 to provide a RMB640.0 million loan to Shandong Xinjia. The loan was guaranteed by Lianda Group and secured by pledges. The annual interest rate of the loan is 7%. The period of the loan was from December 20, 2004 to January 19, 2005. Shandong Xinjia defaulted on the payment of principal of RMB640 million and interest. The English translation of the summary of the Loan Agreement is filed with this Form 20-F as Exhibit 4.3.

Mining Rights

The Parent Company and we have entered into a mining rights agreement dated October 17, 1997 (the “Mining Rights Agreement”) pursuant to which we agreed to pay to the Parent Company an annual fee (the “Annual Fee”) of approximately RMB13.0 million as compensation for the Parent Company’s agreement to relinquish the mining rights associated with five of our mines in China (Nantun Mine, Xinglongzhuang Mine, Baodian Mine, Dongtan Mine and Jining II). The terms of the mining rights are 67 years for Baodian, 70 years for Dongtan, 45 years for Nantun, 80 years for Xinglongzhuang and 64 years for Jining II. All such terms commenced on October 14, 1997, the date on which the mining rights permits were issued. The Annual Fee is fixed for a period of 10 years (the “Initial Period”) commencing from 1997, after which the Annual Fee will be revised if new national legislation is passed in respect thereof. The Parent Company and we also entered into a compensation agreement dated October 17, 1997 (the “Compensation Agreement”) whereby the Parent Company has agreed to compensate us in respect of any amounts in excess of the Annual Fee which we may, following the Initial Period, be required to pay as a result of any such new national legislation. For payment information, see “Item 5. Operating and Financial Review and Prospects - F. Contractual Obligations”.

Approval of New On-going Connected Transaction Agreements and the Annual Caps for Year 2006 to 2008

Pursuant to the regulations of Hong Kong Stock Exchange and Shanghai Stock Exchange on on-going connected transactions and the operation developments of us and the Parent Company, we completed the review of its New On-going Connected Transactions as required by law and entered into six New On-going Connected Transaction Agreements with the Parent Company on January 28, 2005. It also determined the Annual Caps on the connected transactions for each New On-going Connected Transaction Agreements in each year from 2006 to 2008.

The New On-going Connected Transaction Agreements and the Annual Caps were approved by the independent shareholders on March 24, 2006. The term for each of the New On-going Connected Transaction Agreements is from January 1, 2006 till December 31, 2008. The Materials and Services Supply Agreement and its supplementary agreement and the Agreement of Endowment Insurance Fund originally entered into between us and the Parent Company have been terminated. The New On-going Connected Transaction Agreements are filed with this annual report as Exhibit 4.4.

Acquisition of Equity Interest of Heze Nenghua and Payments to the Parent Company

The 2005 first extraordinary general meeting of the Company was held on August 19, 2005, in which the “Equity Transfer Agreement between our Parent Company and us” dated November 16, 2004 and its “Supplemental Agreement” (collectively the “Heze Nenghua Acquisition Agreement”) dated June 28, 2005 were approved. According to the Heze Nenghua Acquisition Agreement, we have acquired 95.67% equity interest in Heze Nenghua at the consideration of RMB584.01 million. Heze Nenghua is responsible for coal development in Juye Coal Field in Shandong province for us. As of 31 December 2005, we have fully paid RMB584.1 million to the Parent Company for the acquisition of the Parent Company’s equity interest in Heze Nenghua. The Heze Nenghua Acquisition Agreement is filed with this annual report as Exhibit 4.5.

Save for the foregoing and except as disclosed in our 2003 and 2004 Form 20-F, we were not a party to any material contract during the two years preceding the date of this annual report.

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

E. Taxation

China Taxation

The following discussion summarizes the material PRC tax provisions relating to the ownership and disposition of H shares or ADSs purchased in connection with the global offering and held by the investor as capital assets.

Dividends Paid to Individual Investors

Under the Provisional Regulations of China Concerning Questions of Taxation on Enterprises Experimenting with the Share System (the “Provisional Regulations”) and other applicable tax laws and regulations, dividends paid by Chinese companies to individuals are generally subject to a PRC withholding tax of 20%. However, on July 21, 1993, the PRC State Administration of Taxation issued the Notice Concerning the Taxation of Gains on Transfer and Dividends from Shares (Equities) Received by Foreign Investment Enterprises, Foreign Enterprises and Foreign Individuals (the “Tax Notice”). Under the Tax Notice, dividends paid by a Chinese company to foreign persons with respect to shares listed on an overseas stock exchange, or Overseas Shares, including the H shares and ADSs, are exempt from PRC withholding taxes for the time being. However, if the Tax Notice is withdrawn, we will withhold such taxes as required by law.

The Individual Income Tax Law of China was amended effective January 1, 1994 and states that it supersedes any contradictory prior administrative regulation concerning individual income tax. The amended Individual Income Tax Law can be interpreted as providing that all non-PRC individuals are subject to the 20% withholding tax on dividends paid by a Chinese company on its Overseas Shares unless specifically exempted by the financial authority of the State Council of the PRC. However, in a letter dated July 26, 1994 to the former State Commission for Restructuring the Economic System, the former State Council Securities Committee and the CSRC, the PRC State Administration of Taxation restated the exemption. In the event that the letter is withdrawn, a 20% tax may be withheld on dividends paid to non-PRC individual holders of H Shares or ADSs, subject to reduction by an applicable tax treaty between China and the country where such holders reside. To date, the relevant tax authorities have not collected withholding tax from dividend payments on such shares exempted under the Tax Notice.

Dividends Paid to Non-PRC Enterprises

According to the Provisional Regulations and other applicable tax laws and regulations, dividends paid by Chinese companies to non-PRC enterprises are ordinarily subject to a China withholding tax levied at a flat rate of 20%. However, according to the Tax Notice, a non-PRC enterprise with no permanent establishment in China receiving dividends paid on Overseas Shares is currently exempt from the 20% withholding tax. If the Tax Notice is withdrawn and such withholding tax becomes applicable in the future, such rate may still be reduced under relevant tax treaties, if applicable.

Tax Treaties

Non-PRC shareholders who are residents or citizens of a country that has entered into a double-taxation treaty with China may be entitled to a reduction in the amount of tax withheld, if any, imposed on the payment of dividends. China currently has such treaties with a number of countries, including:

•	the United States;

•	Australia;

•	Canada;

•	France;

•	Germany;

•	Japan;

•	Malaysia;

•	Singapore;

•	the United Kingdom; and

•	the Netherlands.

Under each one of such treaties, the rate of withholding tax imposed by China’s taxation authorities is generally reduced. For example, under the double taxation treaty between China and the United States, China may tax dividends paid by us to an eligible U.S. holder up to a maximum of 10% of the gross amount received by such person. Under the treaty, an eligible U.S. holder is a person who, by reason of domicile, residence, place or head office, place of incorporation or any other criterion of similar nature is subject to taxation in the United States, as applicable under the treaty’s “treaty shopping provisions”.

Capital Gains

The Tax Notice provides that gains realized by non-PRC enterprises upon the sale of Overseas Shares which are not held by entities established by such enterprises in China and gains realized by non-PRC individuals upon the sale of Overseas Shares are not subject to withholding tax for the time being. However, as far as individuals are concerned, the Individual Income Tax Law of China, as amended on October 31, 1993 and effective on January 1, 1994, provides for a capital gains tax of 20% on individuals. On January 28, 1994, the Provisions for Implementing the Individual Income Tax Law of China was promulgated which provides that the measures to levy individual income tax on the gains realized on the sale of shares will be made in the future by the Ministry of Finance and subject to the approval of the State Council. On June 20, 1994, February 9, 1996 and March 30, 1998, the Ministry of Finance and the State Administration of Taxation issued notices providing that temporarily no capital gains tax will be imposed on gains from the sale of shares by individuals. However, it is uncertain whether the above exemption for non-PRC enterprises and non-PRC individuals will continue to apply or to be renewed in the future. If such exemption does not apply or is not renewed, and the Tax Notice is found not to apply, holders of H shares or ADSs might be subject to a 20% tax on capital gains, unless reduced by an applicable double taxation treaty.

Under the Tax Reduction Notice, beginning from January 1, 2001, enterprise income tax at a reduced 10% rate will apply to interest, rental, license fees and other income obtained in China by non-PRC enterprises without agencies or establishments in China or by non-PRC enterprises of which such incomes do not have any substantive relationship with their agency or establishment in China. Therefore, if the exemption as described in the preceding paragraph does not apply or is not renewed, and the Tax Reduction Notice is found not to apply, a non-PRC enterprise shareholder might be subject to a 20% tax on capital gains, unless reduced by an applicable double taxation treaty.

Additional China Tax Considerations

Under the Provisional Regulations of the PRC Concerning the Stamp Duty, a stamp duty is not imposed by China on the transfer of shares, such as the H shares or ADSs, of Chinese publicly traded companies that take place outside of China.

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

You are a “U.S. holder” if you are:

•	a citizen or resident of the United States for United States federal income tax purposes;

•	a corporation or other entity treated as a corporation for United States federal income tax purposes created or organized under the laws of the United States or any political subdivision thereof;

•	any entity created or organized in or under the laws of any other jurisdiction if treated as a United States corporation pursuant to United States federal income tax laws;

•	an estate the income of which is subject to United States federal income tax without regard to its source; or

•	a trust:

–	subject to the primary supervision of a United States court and the control of one or more United States persons; or

–	that has elected to be treated as a United States person under applicable United States Treasury regulations.

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

In general, if you hold ADRs evidencing ADSs, you will be treated as the owner of the H shares represented by the ADSs. The following discussion assumes that we are not a passive foreign investment company, or PFIC, as discussed under “PFIC Rules” below.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual, trust or estate prior to January 1, 2009 with respect to the H shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on H shares or ADSs will be treated as qualified dividends if either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service, or IRS, has approved for the purposes of the qualified dividend rules, or (ii) the dividends are with respect to ADSs readily tradable on a U.S. securities market, provided that we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC. The income tax treaty between China and the United States has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the income tax treaty between China and the United States. Moreover, the ADSs are currently traded on the NYSE. Finally, based on our audited financial statements and relevant market data, we believe that we did not satisfy the definition for PFIC status for U.S. federal income tax purposes with respect to our 2005 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2006 taxable year or any future year. However, our status in future years will depend on our income and assets (which for this purpose depends in part on the market value of the H shares or ADSs) in those years. See the discussion of the PFIC rules below.

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

Subject to various limitations, any Chinese tax withheld from distributions in accordance with the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income will be deductible or creditable against your United States federal income tax liability. For foreign tax credit limitation purposes, dividends paid on the H shares or ADSs will be foreign source income, and generally will be treated as “passive income” or, in the case of some U.S. holders, “financial services income” for taxable years ending on or before December 31, 2006, and “general category income” for subsequent taxable years. You may not be able to claim a foreign tax credit (and instead may claim a deduction) for non-United States taxes imposed on dividends paid on the H Shares or ADSs if you (i) have held the H shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale) or (iii) hold the H shares or ADSs in an arrangement in which your expected economic return, after non-United States taxes, is insubstantial.

Sale, Exchange or Other Disposition

Upon a sale, exchange or other disposition of the H shares or ADSs, you will generally recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H shares or ADSs. Any gain or loss will generally be United States source gain or loss for foreign tax credit limitation purposes. Capital gain of certain non-corporate U.S. holders, including individuals, is generally taxed at a maximum rate of 15 percent where the property has been held more than one year. Your ability to deduct capital losses is subject to limitations.

If you are paid in a currency other than U.S. dollars, any gain or loss resulting from currency exchange fluctuations during the period from the date of the payment resulting from sale, exchange or other disposition is made to the date you convert the payment into U.S. dollars will be treated as United States source ordinary income or loss.

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

Taxation of Capital Gains

No tax is generally imposed in Hong Kong in respect of capital gains from the sale of property (such as the H shares). Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong from such trade, profession or business, will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 17.5% on corporations and at a maximum rate of 16.0% on individuals. Gains from sales of the H shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of H shares realized by persons carrying on a business of trading or dealing in Hong Kong in securities.

There will generally be no liability for Hong Kong profits tax in respect of profits from the sale of ADSs, where purchases and sales of ADSs are effected outside Hong Kong, e.g. on the NYSE.

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

Hong Kong Estate Duty

Hong Kong estate duty was abolished with effect from February 11, 2006.

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

I. Subsidiaries

Name of Subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital	Proportion of registered capital/issued share capital held by the Company		Proportion of voting power held	Principal activities
			Directly	Indirectly
Austar	Australia	AUD30,000,000	—	100%	100%	Coal mining business
Heze Nenghua	PRC	RMB600,000,000	95.67%	—	95.67%	Development of ancillary projects
Yancoal	Australia	AUD30,000,000	100%	—	100%	Investment holding
Yanmei Shipping	PRC	RMB5,500,000	92%	—	97%	Transportation via rivers and lakes and the sales of coal and construction materials
Yulin	PRC	RMB800,000,000	97%	—	97%	Development of 600,000 tonnes Methanol Project
Zhongyan Trade Co., Ltd. (“Zhongyan”)	PRC	RMB2,100,000	52.38%	—	52.38%	Trading and processing of mining machinery

In 2005, we acquired a 95.67% equity interest in Yankuang Heze Power Chemical Company Limited from the Parent Company. The projects developed by Yankuang Heze Power Chemical Company Limited, Yanzhou Coal Yulin Power Chemical Co., Limited and Yancoal Australia Pty Limited and Austar Coal Mine Pty Limited are currently in construction or preparation.

J. Compliance and Exemption of Corporate Governance Standards Imposed by the New York Stock Exchange

New York Stock Exchange (“NYSE”) has based on its listing rules imposed a series of corporate governance listing standards for companies listed in the NYSE (Section 303A). However, NYSE provides that listed companies that are foreign private issuers, subject to certain limitations and conditions, are permitted to follow “home country” practice in lieu of the provision of Section 303A. One of the conditions is that a listing foreign private issuer must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

As of the date of this annual report, 52.86% of our voting rights are vested in the Parent Company. We therefore are exempt from certain requirements of Section 303A of the NYSE Listed Company Manual: (i) we are not required to comply with Section 303A.01’s requirements to form a Board with the majority of independent directors, (ii) we are not required to comply with Section 303A.04’s requirements to form a nominating/corporate governance committee entirely consisted of independent directors, and (iii) we are not required to comply with Section 303A.05’s requirements to form a compensation committee entirely consisted of independent directors, and disclose herein.

We have established an audit committee pursuant to the requirements of Section 303A.06 of the NYSE Listed Company Manual. As a foreign private issuer, we rely on the exemption under Section 303A.00 of the NYSE Listed Company Manual as well as affiliated director and employee director exemptions as provided under Rule 10A-3 of the Securities Exchange Act of 1934 to be in compliance with the audit committee standards set out in Section 303A.06 of the NYSE Listed Company Manual.

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

Although we have not adopted a separate set of corporate governance guidelines encompassing all corporate governance requirements required by the NYSE, our shareholders has approved relevant corporate rules and measures to address issues pertaining to: the operations, powers and responsibilities of the Shareholders, the Board, the Board of Supervisors, and the independent Directors; the disclosure of information; and connected transactions. We believe that collectively, the aforementioned rules and measures have adequately addressed the corporate governance requirements required by the NYSE and provide wider, more detailed corporate governance requirements that can further facilitate the effective operation of the Company.

Code of Business Conduct and Ethics

Section 303A.10 of the NYSE Listed Company Manual requires that a listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

Topics must be addressed in the a code of business conduct and ethics:

*       Conflicts of Interest

*       Corporate Opportunities;

*       Confidentiality;

*       Fair dealing;

*       Protection and proper use of company assets;

*       Compliance with laws, rules and regulations (including insider trading laws); and

*       Encouraging the reporting of any illegal or unethical behavior.

We have adopted a Code of Ethics in compliance with PRC laws and regulations as well as the rules of the relevant listing stock exchanges. The Code of Ethics is published on the our website. Although our current Code of Ethics as adopted does not completely conform to the NYSE rules, we believe that the existing Code of Ethics can adequately protect the interests of the Company and the Shareholders.

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

We entered into a long-term loan agreement with the Bank of China on December 3, 2001 and borrowed a total of RMB1.2 billion from the Bank of China on January 4, 2002. The initial interest rate of the loans was 6.2% per annum, subject to adjustment in accordance with statutory interest rate or changes by the State in the method of calculating interest during the term of the loan agreement. The interest rate of the loans was adjusted to 5.76% first in 2003, then to 6.12% on October 29, 2004 and recently adjusted to 6.39% on April 28, 2006. The loan is repayable in six installments of RMB200.0 million each over a period of 96 months, commencing August 2004. Interest is payable on a quarterly basis. We made a partial repayment of RMB600.0 million in June 2003. According to the terms of the loan agreement, the balance of the loan is repayable in three annual installments of RMB200 million, i.e. on August 25, of each year beginning 2004 to 2006. We have paid RMB200 million on August 2004 and 2005, respectively, and we plan to repay the balance of the loan, RMB200 million, on August 2006.

We have prepared a sensitivity analysis to assess the impact of interest rate fluctuations on our 2005 operating results. Based on this analysis, we estimate that an increase in the interest rate to 1% would have decreased our reported net income attributable to the equity holders of the Company for 2005 by approximately RMB3.6 million.

Foreign Currency Exchange Rate Risk. Since July 21, 2005, the PRC Government has announced a reform of its exchange rate system. Under the reform, the Renminbi would no longer be effectively linked to the U.S. dollars but instead would allow to fluctuate within a narrow and managed band against a basket of foreign currencies. The PRC Government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future.

The foreign exchange fluctuations mainly affect (i) exported coal product sales, quoted in U.S. dollars, (ii)imported machinery and equipment purchases and (iii) foreign currency deposits. We have not entered into any material foreign exchange contracts to minimize or mitigate the effects of foreign exchange fluctuations on our operations. Most of our sales are domestic and as such we have a limited amount of foreign currency denominated accounts receivable. In 2005, our sales of exported coal products accounted for 25.5% of our total revenue. Our export sales agents exchange 70% of the export sales proceeds from foreign currency to RMB and remit RMB and foreign currency to us. In addition, we purchased only small amount of machinery and equipment in the past years. A substantial portion of our imported machinery and equipment purchases were made by us in foreign currencies. As of December 31, 2005, we had Renminbi, U.S. Dollar, Euro, Australian Dollar Hong Kong Dollar and Pound denominated savings accounts of RMB4,516.0 million, U.S.$1,74.4 million, EUR28.4 million, AUD15.1 million HK$950.1 million and £ 0.2 million.

We have prepared a sensitivity analysis to assess the impact of exchange rate fluctuation on our 2005 operating results. Based on this analysis, we estimate that a 10% decrease in the exchange rate for the U.S. dollar to RMB would have decreased our reported net income attributable to the equity holders of the Company for 2005 by approximately RMB255.5 million.

Commodity Price Risk. Coal prices are subject to cyclical fluctuations from time to time due to imbalances between demand and supply. Fluctuations in prices directly affect our operating and financial performance. We have experienced substantial price fluctuations in the past and believe that such fluctuations will continue. The average selling price of our coal products was RMB172.4 per tonne in 2003, RMB272.5 in 2004, and RMB349.5 in 2005. As certain portion of our total sales are derived from export coal sales, any significant changes in the international coal industry may have a material adverse effect on our export sales and results of operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2005, we were not in default in the payment of principal or interest of any lenders.

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

During the period covered by this Annual Report, no significant change has occurred in our internal controls over financial reporting that has materially affected, or reasonably likely to materially affect, our internal controls over financial reporting. We are required under Section 404 of the Sarbanes-Oxley Act to complete an assessment of the effectiveness of our internal controls over financial reporting by the end of 2006. We have set up a special panel and a project management committee to consider the design, implementation and testing of a comprehensive system of internal controls, including, among others, the introduction and implementation of risk management programs. We are in the process of identifying and correcting the deficiencies and weaknesses existing in our internal control, including the effectiveness of our information system, the efficiency of our audit committee and the efficiency of our internal control department. In the event that necessary improvements in our internal control system cannot be fully completed by the end of 2006, there may be matters which could constitute material weaknesses in our internal control over financial reporting, and we would be required to disclose any material weakness in our internal control over financial reporting in accordance with applicable laws and regulations.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee members are Cui Jianming, Pu Hongjiu, Wang Xiaojun, Wang Quanxi, Chen Changchun and Dong Yunqing with Mr. Cui Jianming, who is a financial expert, serving as the chairman of the committee. Mr. Cui has extensive experience in financial accounting and audit management. Mr. Cui is a senior auditor and certified accountant and is a consultant for the Association of China Certified Accountant. See “Item 6. Directors, Supervisors, Senior Management and Employees.”

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Touche Tohmatsu Certified Public Accountants and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (collectively, “Deloitte Touche Tohmatsu”) served as our international and domestic independent registered accounting firms for the 2005 fiscal year. A description of the fees billed to us by Deloitte Touche Tohmatsu for professional services in each of the last two fiscal years is set forth below:

Year ended December 31,
	2004	2005
(thousands)
Audit fees	RMB5,000	RMB9,229
Audit-related fees	—	—
Tax fees	—	—

All other fees	—	—

“Audit Fees” are the aggregate fees billed by Deloitte Touche Tohmatsu for the audit of our consolidated and annual financial statements, review of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. “Audit-Related Fees” are fees charged by Deloitte Touche Tohmatsu for services that are reasonably related to the performance of the audit or review of our financial statements but are not reported under “Audit Fees.” We have not paid Deloitte Touche Tohmatsu any Audit-Related Fees for 2004 and 2005 fiscal years.

Audit Committee Pre-Approval Policies and Procedures

The audit committee of our Board of Directors is responsible, among other things, for the recommendation or termination of external auditor subject to the requirements of applicable domestic and overseas listing rules and regulations. Before we can engage external auditors to perform audit or non-audit services, we must obtain the necessary pre-approval from the audit committee. For 2005, all of the audit services provided by Deloitte Touche Tohmatsu were pre-approved by our audit committee. As of the date of this report, we did not engage any accounting firms to provide non-audit services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Our audit committee consists of four independent non-executive directors, namely, Mr. Cui Jianming, Pu Hongjiu, Wang Xiaojun and Wang Quanxi; one affiliated director, Mr.Chen Changchun; and one employee director, namely, Mr. Dong Yunqing. As a foreign private issuer, we rely on the exemption under Section 303A.00 of the NYSE Listed Company Manual as well as affiliated director and employee director exemptions as provided under Rule 10A-3 of the Securities Exchange Act of 1934 to be in compliance with the audit committee standards set out in Section 303A.06 of the NYSE Listed Company Manual.

The affiliated director meets the requirements of independence requirement under Rule 10A-3(b)(1)(ii)(A) of the Securities Exchange Act of 1934 because, except in his capacity as a member of the Company’s Board of Directors and audit committee, he does not receive, directly or indirectly, any consulting, advisory or other compensatory fee from us or any of our subsidiaries. In addition, the affiliated director is not a voting member or the chairman of the audit committee pursuant to our audit committee charter. The affiliated director is not our executive officer. Accordingly, we believe the affiliated director qualifies for the exemption under Rule 10A-3(b)(1)(iv)(D).

Rule 10A-3(b)(1)(iv)(C) of the Securities Exchange Act of 1934 provides an exemption to the independence requirement and permits an employee director of a foreign private issuer, who is not an executive officer of that foreign private issuer to serve as a member of the audit committee if such employee director is elected or named to the board of directors or audit committee of the foreign private issuer pursuant to the issuer’s governing law or documents, an employee collective bargaining or similar agreement or other home country legal or listing requirements.

The employee director qualifies for the exemption under Rule 10A-3(b)(1)(iv)(C) of the Securities Exchange Act of 1934 because he is not our executive officer and is elected to the Board of Directors of the Company pursuant to the Advisory Opinion Regarding the Establishment of Sound Corporate Procedures for Company Employee Directors and Supervisors, promulgated by the Shandong Economic and Trade Commission on July 20, 2000 (“Shandong Advisory Opinion”). The employee director is not a voting member or the chairman of the audit committee pursuant to our audit committee charter. Accordingly, we believe that the employee director is exempt from the independence requirement pursuant to Rule 10A-3(b)(1)(iv)(C) of the Securities Exchange Act of 1934.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide the Financial Statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS

References are made to pages F-1 to F-71 for year-end financial statements.

ITEM 19. EXHIBITS

Documents filed as exhibits to this annual report:

Exhibit Number	Description

1.1	-	Amended Articles of Association of Yanzhou Coal Mining Company Limited as approved by the Shareholders on July 8, 2004 and June 28, 2005, respectively (English translation)

4.1	-	Placing and Underwriting Agreement between us and BNP Paribas Peregrine Capital Limited dated July 7, 2004 (English original)

4.2	-	Southland Colliery Asset Sale Agreement by and among us, the receivers, managers and the liquidators of Southland Coal Pty Limited dated October 5, 2004 (English original)

4.3	-	Loan Agreement by and among us, Bank of China Jining Branch, Shandong Xinjia and the Lianda Group dated December 13, 2004 (English translation summary)

4.4	-	The New On-going Connected Transaction Agreements dated (English translation)

4.5	-	Heze Nenghua Acquisition Agreement (including Supplemental Agreement) (English translation)

7.1	-	Statement explaining how certain ratios were calculated in annual report

8.1	-	List of subsidiaries of Yanzhou Coal Mining Company Limited

12.1	-	Certification of chief executive officer pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Act of 1934

12.2	-	Certification of chief financial officer pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Act of 1934

13.1	-	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	-	Certification of chief financial officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

14.1	-	Zhaolou Coal Mine Coal Reserve Report

99.1	-	Statement explaining how earnings per share information was calculated in this annual report

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YANZHOU COAL MINING COMPANY LIMITED
(Registrant)

Date:	June 29, 2006	By:	/s/ YANG Deyu

YANZHOU COAL MINING COMPANY LIMITED

Consolidated Financial Statements

For the years ended December 31, 2005, 2004

and 2003 and Report of

Independent Registered

Public Accounting Firm

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS OF YANZHOU COAL MINING COMPANY LIMITED

(A joint stock company with limited liability established in the People’s Republic of China)

We have audited the accompanying consolidated balance sheets of Yanzhou Coal Mining Company Limited and its subsidiary as of December 31, 2005 and 2004 and the related statements of income, changes in shareholders’ equity, and cash flows for the three years in the period ended December 31, 2005, all expressed in Renminbi. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Yanzhou Coal Mining Company Limited and its subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the three years in the period ended December 31, 2005 in conformity with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2005 and the determination of shareholders’ equity and financial position at December 31, 2005 and 2004, to the extent summarized in note 47.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

April 21, 2006

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED STATEMENTS OF INCOME

		Year ended December 31,
	NOTES	2005		2004		2003
		RMB’000		RMB’000		RMB’000
RAILWAY TRANSPORTATION SERVICE INCOME			163,437		220,771		154,585
GROSS SALES OF COAL	7		12,283,588		11,757,052		8,386,629

			12,447,025		11,977,823		8,541,214
TRANSPORTATION COSTS OF COAL	7		(930,103)		(1,402,715)		(1,592,294)
COST OF SALES AND SERVICE PROVIDED	8		(5,288,588)		(4,551,703)		(3,755,023)

GROSS PROFIT			6,228,334		6,023,405		3,193,897
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	9		(1,918,788)		(1,479,863)		(1,264,858)
OTHER INCOME	10		135,038		165,732		105,845
INTEREST EXPENSE	11		(24,611)		(35,942)		(59,966)

INCOME BEFORE INCOME TAXES			4,419,973		4,673,332		1,974,918
INCOME TAXES	12		(1,538,036)		(1,518,762)		(587,710)

INCOME FOR THE YEAR	13		2,881,937		3,154,570		1,387,208

Attributable to:
Equity holders of the Company			2,881,461		3,154,317		1,386,686
Minority interest			476		253		522

			2,881,937		3,154,570		1,387,208

APPROPRIATIONS TO RESERVES			755,530		737,782		425,566

DIVIDEND	15		799,240		470,680		298,480

EARNINGS PER SHARE, BASIC	16	RMB	0.59	RMB	0.66	RMB	0.30

EARNINGS PER ADS, BASIC	16	RMB	29.29	RMB	33.25	RMB	15.10

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

		At December 31,
	NOTES	2005	2004
		RMB’000	RMB’000
ASSETS
CURRENT ASSETS
Bank balances and cash		5,885,581	5,216,738
Term deposits	17	1,326,335	—
Restricted cash	17	30,505	24,877
Bills and accounts receivable	18	2,224,836	1,223,788
Inventories	19	470,501	485,429
Other loans receivable	20	640,000	850,000
Amounts due from Parent Company and its subsidiary companies	39	—	213,871
Prepayments and other current assets	21	202,417	188,296
Prepaid lease payments	23	13,465	13,171
Prepayment for land subsidence, restoration, rehabilitation and environmental costs	33	157,511	103,407

TOTAL CURRENT ASSETS		10,951,151	8,319,577
MINING RIGHTS	22	153,265	138,617
PREPAID LEASE PAYMENTS	23	579,773	578,547
PROPERTY, PLANT AND EQUIPMENT, NET	24	9,318,486	8,537,150
GOODWILL	25	153,037	117,392
NEGATIVE GOODWILL	26	—	(27,621)
INVESTMENTS IN SECURITIES	28	62,181	62,181
RESTRICTED CASH	17	36,551	36,854
DEPOSIT MADE ON INVESTMENT	29	—	574,000

TOTAL ASSETS		21,254,444	18,336,697

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bills and accounts payable	31	497,660	478,281
Other payables and accrued expenses	32	1,575,869	1,337,565
Amounts due to Parent Company and its subsidiary companies	39	508,254	—
Unsecured bank borrowing - due within one year	34	200,000	200,000
Taxes payable		647,247	529,265

TOTAL CURRENT LIABILITIES		3,429,030	2,545,111
AMOUNTS DUE TO PARENT COMPANY AND ITS SUBSIDIARY COMPANIES - DUE AFTER ONE YEAR	39	31,827	41,057
UNSECURED BANK BORROWING - DUE AFTER ONE YEAR	34	—	200,000
DEFERRED TAX LIABILITY	30	146,279	23,104

TOTAL LIABILITIES		3,607,136	2,809,272
COMMITMENTS	40
CAPITAL AND RESERVES
SHARE CAPITAL	35	4,918,400	3,074,000
RESERVES		12,700,177	12,449,751

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY		17,618,577	15,523,751
MINORITY INTEREST		28,731	3,674

TOTAL EQUITY		17,647,308	15,527,425

TOTAL LIABILITIES AND EQUITY		21,254,444	18,336,697

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Future development fund	Statutory common reserve fund	Statutory common welfare fund	Translation reserve	Retained earnings	Attributable to equity holders of the Company	Minority interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
			(note)	(note 35)	(note 35)
Balance at January 1, 2003	2,870,000	3,272,527	855,237	388,201	194,141	—	2,414,927	9,995,033	4,937	9,999,970
Net income and total recognized income and expenses for the year	—	—	—	—	—	—	1,386,686	1,386,686	522	1,387,208
Appropriations to reserves	—	—	259,674	110,580	55,312	—	(425,566)	—	—	—
Dividends	—	—	—	—	—	—	(298,480)	(298,480)	(1,765)	(300,245)
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	46	46

Balance at December 31, 2003	2,870,000	3,272,527	1,114,911	498,781	249,453	—	3,077,567	11,083,239	3,740	11,086,979

Balance at January 1, 2004	2,870,000	3,272,527	1,114,911	498,781	249,453	—	3,077,567	11,083,239	3,740	11,086,979
Net income and total recognized income and expenses for the year	—	—	—	—	—	—	3,154,317	3,154,317	253	3,154,570
Appropriations to reserves	—	—	331,548	270,812	135,422	—	(737,782)	—	—	—
Dividends	—	—	—	—	—	—	(470,680)	(470,680)	(319)	(470,999)
Share issued at premium	204,000	1,591,977	—	—	—	—	—	1,795,977	—	1,795,977
Share issue expenses	—	(39,102)	—	—	—	—	—	(39,102)	—	(39,102)

Balance at December 31, 2004	3,074,000	4,825,402	1,446,459	769,593	384,875	—	5,023,422	15,523,751	3,674	15,527,425

Balance at January 1, 2005	3,074,000	4,825,402	1,446,459	769,593	384,875	—	5,023,422	15,523,751	3,674	15,527,425
Effect of change in accounting policy	—	—	—	—	—	—	27,621	27,621	—	27,621

As restated	3,074,000	4,825,402	1,446,459	769,593	384,875	—	5,051,043	15,551,372	3,674	15,555,046
Exchange difference arising on translation of foreign operations recognized directly in equity	—	—	—	—	—	(15,016)	—	(15,016)	—	(15,016)
Net income	—	—	—	—	—	—	2,881,461	2,881,461	476	2,881,937

Total recognized income and expenses for the year	—	—	—	—	—	(15,016)	2,881,461	2,866,445	476	2,866,921
Appropriations to reserves	—	—	381,208	249,548	124,774	—	(755,530)	—	—	—
Bonus issue of shares	1,844,400	(1,844,400)	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	(799,240)	(799,240)	(237)	(799,477)
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	24,818	24,818

Balance at December 31, 2005	4,918,400	2,981,002	1,827,667	1,019,141	509,649	(15,016)	6,377,734	17,618,577	28,731	17,647,308

Note:

According to a clarification of the relevant regulations obtained from the Ministry of Finance during the year 2002, Yanzhou Coal Mining Company Limited (the “Company”) is required to transfer annually an amount to the future development fund at RMB6 per tonne of raw coal mined. The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

Pursuant to the relevant regulations of the Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Province and Shandong Province Coal Mining Industrial Bureau, the Company is required to transfer an additional amount at RMB5 per tonne of raw coal mined from July 1, 2004 to the future development fund for the future improvement of the mining facilities and is not distributable to shareholders.

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	NOTES	2005	2004	2003
		RMB’000	RMB’000	RMB’000
OPERATING ACTIVITIES
Income for the year		2,881,937	3,154,570	1,387,208
Adjustments to reconcile income for the year to net cash from operating activities:
Depreciation of property, plant and equipment		952,096	958,667	920,533
Amortization of prepaid lease		13,171	13,194	13,294
Amortization of goodwill		—	15,773	9,657
Release of negative goodwill to income		—	(27,620)	(27,620)
Amortization of mining rights		6,624	6,624	6,624
Recognition (utilization) of deferred tax asset		44,436	44,436	(65)
Recognition of deferred tax liability		78,739	67,540	—
Impairment loss on accounts receivables		—	49,104	80,272
Loss (gain) on disposal of property, plant and equipment		527	104,597	(6,872)
Gain on disposal of investments in securities		—	—	(1,424)
(Increase) decrease in assets:
Bills and accounts receivable		(1,001,048)	(10,437)	(506,885)
Inventories		59,989	27,129	93,153
Prepayment for land subsidence, restoration, rehabilitation and environmental cost		(53,377)	—	—
Prepayments and other current assets		(17,261)	324,273	224,674
Amounts due from Parent Company and its subsidiary companies		213,871	(213,871)	—
Prepaid lease payment		(14,691)	—	—
Increase (decrease) in liabilities:
Bills and accounts payable		19,379	50,673	(175,117)
Other payables and accrued expenses		157,833	(13,333)	569,651
Provision for land subsidence, restoration, rehabilitation and environmental costs		—	(178,361)	(2,194)
Amounts due to Parent Company and its subsidiary companies		479,067	(368,939)	58,794
Taxes payable		117,982	414,362	57,553

NET CASH FROM OPERATING ACTIVITIES		3,939,274	4,418,381	2,701,236

INVESTING ACTIVITIES
Increase in term deposits		(1,326,335)	—	—
Purchase of property, plant and equipment		(1,315,431)	(743,022)	(1,317,856)
Decrease (increase) in other loans receivable		210,000	(750,000)	(100,000)
Acquisition of Heze	36	170,247	(574,000)	—
(Increase) decrease in restricted cash		(5,325)	(44,210)	34,240
Proceeds on disposal of property, plant and equipment		4,378	17,009	34,399
Acquisition of Southland	37	—	(136,302)	—
Acquisition of Yanmei Shipping	38	—	—	(11,186)
Proceeds on disposal of investments in securities		—	—	90,126
Acquisition of Railway Assets		—	(40,000)	(40,000)
Acquisition of investment in securities		—	(30,283)	—

NET CASH FLOW USED IN INVESTING ACTIVITIES		(2,262,466)	(2,300,808)	(1,310,277)

FINANCING ACTIVITIES
Dividend paid		(799,240)	(470,680)	(298,480)
Repayments of bank borrowings		(200,000)	(200,000)	(600,000)
Repayment to Parent Company and its subsidiary companies in respect of consideration for acquisition of Jining III		(9,802)	(10,483)	(11,115)
Dividend paid to a minority shareholder of a subsidiary		(237)	(319)	(1,765)
Issues of shares, net of share issue expenses		—	1,756,875	—

NET CASH FLOW FROM (USED IN) FINANCING ACTIVITIES		(1,009,279)	1,075,393	(911,360)

NET INCREASE IN CASH AND CASH EQUIVALENTS		667,529	3,192,966	479,599
CASH AND CASH EQUIVALENTS, BEGINNING		5,216,738	2,023,772	1,544,173
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		1,314	—	—

CASH AND CASH EQUIVALENTS, ENDING, REPRESENTED BY BANK BALANCES AND CASH
		5,885,581	5,216,738	2,023,772

Additional cash flow information:
Cash paid during the year for
Interest		24,199	34,157	56,838
Income taxes		1,296,879	992,424	530,222

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.	GENERAL

Organisation and principal activities

Yanzhou Coal Mining Company Limited (the “Company”) is established as a joint stock company with limited liability in the People’s Republic of China (the “PRC”). The addresses of the registered office and principal place of business of the Company are 298 Fushan South Road, Zoucheng, Shandong Province.

The Company operates six coal mines, namely the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine, Jining II coal mine (“Jining II”) and Jining III coal mine (“Jining III”) as well as a regional railway network that links these mines with the national railway grid. These six coal mines and the railway were originally divisions of the Company’s ultimate holding company, Yankuang Group Corporation Limited (the “Parent Company”), a state-owned enterprise in the PRC. The Parent Company contributed the assets and liabilities of the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine and Dongtan coal mine into the Company upon its formation.

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

Acquisitions and establishment of subsidiaries

The Group represents the Company and its consolidated subsidiaries.

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

YANZHOU COAL MINING COMPANY LIMITED

1.	GENERAL - continued

In 2004, the Company acquired the entire interest in the Southland coal mine located in New South Wales of Australia (“Southland”) from independent third parties at an aggregate cash consideration of AUD28,000,000 (equivalent to RMB187,312,000). See note 37 for further details. The Company has also established two wholly-owned subsidiaries in Australia, namely Yancoal Australia Pty Limited (“Yancoal”) and Austar Coal Mine Pty Limited (“Austar”), in 2004 for the Group’s future operations in Southland.

In 2005, the Company acquired a 95.67% equity interest in Yankuang Heze Power Chemical Company Limited (“Heze”) from the Parent Company at cash consideration of RMB584,008,000. See note 36 for further details. The principal activities of Heze are to conduct the initial preparation of the coal mines at the Juye coalfield which includes obtaining the approvals for the coal mine projects, applying rights to explore for coal and preparing the construction work of the coal mines. At December 31, 2005, Heze has commenced construction works for the Zhaolou coal mine and it has no significant impact on the Group’s results for the year.

2.	BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company also prepares a set of financial statements in accordance with the relevant accounting principles and regulations applicable to PRC enterprises (“PRC GAAP”).

The financial statements reflect additional disclosures to conform with the disclosure requirements of the Hong Kong Companies Ordinance.

The presentation currency of the Group is Renminbi, which is same as the functional currency of the Group.

3.	ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group has adopted all of the new and revised standards and interpretations issued by the International Accounting Standards Board (the “IASB”) and the International Financial Reporting Interpretations Committee (IFRIC) of the IASB that are relevant to its operations and effective for accounting periods beginning on January 1, 2005. The adoption of these new and revised standards and interpretations has resulted in changes to the Group’s accounting policies in the following areas that have affected the amounts reported for the current or prior periods:

YANZHOU COAL MINING COMPANY LIMITED

3.	ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS - continued

•	goodwill (IFRS 3); and

•	excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost of acquisition (previously known as negative goodwill) (IFRS 3);

The impact of these changes in accounting policies is discussed in detail later in this note. The impact on basic earnings per share is disclosed in note 16.

At the date of authorization of these financial statements, the following standards and interpretations were in issue but not yet effective:

IAS 1 (Amendment)	Presentation of Financial Statements

Added disclosures about an entity’s capital[1]

IAS 19 (Amendment)	Employee Benefits [2]

IAS 39 (Amendment)	Financial Instruments: Recognition and Measurement Amendment for hedges of forecast intragroup transactions [2]

IAS 39 (Amendment)	Financial Instruments: Recognition and Measurement Amendment for fair value option [2]

IAS 39 (Amendment) & IFRS 4	Financial Instruments: Recognition and Measurement Amendment for financial guarantee contracts [2]

IFRS 6	Exploration for and Evaluation of Mineral Assets[2]

IFRS 7	Financial Instruments: Disclosures[1]

IFRIC 4	Determining whether an Arrangement Contains a Lease[2]

IFRIC 5	Rights to Interests Arising from Decommissing, Restoration and Environmental Rehabilitation Funds[2]

IFRIC 6	Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment[3]

IFRIC 7	Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies [4]

IFRIC 8	Scope of IFRS 2 [5]

IFRIC 9	Reassessment of Embedded Derivatives[6]

[1]	Effective for annual periods beginning on or after January 1, 2007.

[2]	Effective for annual periods beginning on or after January 1, 2006.

[3]	Effective for annual periods beginning on or after December 1, 2005.

[4]	Effective for annual periods beginning on or after March 1, 2006.

[5]	Effective for annual periods beginning on or after May 1, 2006.

[6]	Effective for annual periods beginning on or after June 1, 2006.

The directors are evaluating the impact of the adoption of these standards and interpretations but have not yet determined the effect on the adoption on its financial position and results of operations.

YANZHOU COAL MINING COMPANY LIMITED

3.	ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS - continued

IFRS 3, “Business Combinations”

Goodwill

IFRS 3 “Business Combinations” has been adopted for business combinations for which the agreement date is on or after March 31, 2004. The option of limited retrospective application of the Standard has not been taken up, thus avoiding the need to restate past business combinations. The principal impact of the new standard on the accounting for that transaction has been the recognition of contingent liabilities that would not have been recognized separately from goodwill under the predecessor Standard, IAS 22. The recognition of these liabilities has had no material impact on the results for the year.

After initial recognition, IFRS 3 requires goodwill acquired in a business combination to be carried at cost less any accumulated impairment losses. Under IAS 36 “Impairment of Assets” (as revised in 2004), impairment reviews are required annually, or more frequently if there are indications that goodwill might be impaired. IFRS 3 prohibits the amortization of goodwill. Previously, under IAS 22, the Group carried goodwill in its balance sheet at cost less accumulated amortization and accumulated impairment losses. Amortization was charged over the estimated useful life of the goodwill, subject to the rebuttable presumption that the maximum useful life of goodwill was 20 years.

In accordance with the transitional rules of IFRS 3, the Group has applied the revised accounting policy for goodwill prospectively from the beginning of its first annual period beginning on or after March 31, 2004, i.e. January 1, 2005, to goodwill acquired in business combinations for which the agreement date was before March 31, 2004. Therefore, from January 1, 2005, the Group has discontinued amortizing such goodwill and has tested the goodwill for impairment in accordance with IAS 36. At January 1, 2005, the carrying amount of amortization accumulated before that date of RMB29.3 million has been eliminated, with a corresponding decrease in the cost of goodwill.

Because the revised accounting policy has been applied prospectively, the change has had no impact on amounts reported for the year ended December 31, 2004 or prior periods. No amortization has been charged in the current year. Under the previous accounting policy, RMB15.8 million would have been charged to income statement during the year ended December 31, 2005, leaving a balance of goodwill of RMB137.2 million at December 31, 2005.

No impairment loss has been recognized in the current period in accordance with IAS 36.

Excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost (previously known as negative goodwill)

IFRS 3 requires that, after reassessment, any excess of the acquirer’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of the business combination should be recognized immediately in profit or loss. IFRS 3 prohibits the recognition of negative goodwill in the balance sheet.

YANZHOU COAL MINING COMPANY LIMITED

3.	ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS - continued

Previously, under IAS 22 (superceded by IFRS 3), the Group released negative goodwill to income over a number of accounting periods, based on an analysis of the circumstances from which the balance resulted. Negative goodwill was reported as a deduction from assets in the balance sheet.

In accordance with the transitional rules of IFRS 3, the Group has applied the revised accounting policy prospectively from January 1, 2005. Therefore, the change has had no impact on amounts reported for the year ended December 31, 2004 or prior periods.

The carrying amount of negative goodwill at January 1, 2005 has been derecognized at the transition date. Therefore, an adjustment of RMB27.6 million is made to opening retained earnings and negative goodwill at January 1, 2005.

Under the previous accounting policy, RMB27.6 million of negative goodwill would have been released to income during the year ended December 31, 2005, leaving zero balance of negative goodwill at December 31, 2005. Therefore, the impact of the change in accounting policy in 2005 is a reduction in other operating income of RMB27.6 million and no financial impact on net assets at December 31, 2005.

4.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared on the historical cost basis, except for the revaluation of financial instruments which are stated at fair value. The principal accounting policies adopted are set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities (including special purpose entities) controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group.

All significant intra-group transactions, balances, income and expenses are eliminated on consolidation.

YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES - continued

Basis of consolidation - continued

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group’s equity therein. Minority interests consist of the amount of those interests at the date of the original business combination and the minority’s share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority’s interest in the subsidiary’s equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable for goods and services provided in the normal courses of business, net of discounts and sales related taxes.

Sales of goods are recognized when goods are delivered and title has passed.

Service income is recognized when services are provided.

Interest income from a financial asset accrued on a time basis by reference to the principal outstanding and at the interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial assets to that asset’s net carrying amount.

Dividend from investments is recognized when the shareholders’ rights to receive payments have been established.

Mining rights

Mining rights of Jining III and Southland are stated at cost less accumulated amortization and are amortized on a straight line basis over the shorter of their useful life estimated based on the total proven and probable reserves of the coal mine or contractual period from the date of commencement of commercial production.

Prepaid lease payments

Prepaid lease payments represents land use rights which are stated at cost less accumulated amortization and identified impairment losses.

Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is charged so as to write off the cost of items of property, plant and equipment, other than construction in progress, over their estimated useful lives and after taking into account their estimated residual value, using the straight line method or units of production method.

YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES - continued

Property, plant and equipment - continued

Construction in progress is stated at cost less any identified impairment loss. Cost comprises construction expenditure and other direct costs attributable to such projects, including borrowing costs, if the amount of capital expenditures and the time involved to complete the construction are significant. When the assets concerned are brought into use, the costs are transferred to property, plant and equipment and depreciated in accordance with the policies.

Assets under construction are not depreciated until they are completed and put into commercial operation.

Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the income statement.

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

Goodwill

Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities of a subsidiary at the date of acquisition. Goodwill is initially recognized as an asset and is subsequently measured at cost less any accumulated impairment losses. Any impairment is recognized immediately in income statement and is not subsequently reversed.

YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill - continued

For previously capitalized goodwill arising on acquisitions after January 1, 2001, the Group has discontinued amortization from January 1, 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired.

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

Goodwill arising on the acquisition of a subsidiary is presented separately in the balance sheet.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

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

Inventories of auxiliary materials, spare parts and small tools expected to be used in production are stated at weighted average cost less allowance, if necessary, for obsolescence.

Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES - continued

Income taxes - continued

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

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

Capitalization of borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of those assets. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowings costs are recognized as in profit or loss in the period in which they are incurred.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into the presentation currency of the Company (i.e. Renminbi) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES - continued

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

Retirement benefit costs

Payments to defined contribution retirement benefit plans are charged as expenses as they fall due.

Financial instruments

Financial assets and financial liabilities are recognized on the balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Loan and receivables

Loan and receivables (including bills and accounts receivables, other loan receivable) are subsequently measured at amortized cost using the effective interest rate method. An impairment loss for estimated irrecoverable amounts are recognized in profit or loss when there is objective evidence that the asset is impaired. The impairment loss recognized is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

Investments

Investments are recognized and derecognized on a trade date basis where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, plus directly attributable transaction costs.

Investments other than held-to-maturity debt securities are classified as either investments held for trading or as available-for-sale, and are measured at subsequent reporting dates at fair value. Where securities are held for trading purposes, gains and losses arising from changes in fair value are included in profit or loss for the period. For available-for-sale investments, gains and losses arising from changes in fair value are recognized directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognized in equity is included in the profit or loss for the period. Available-for sale equity investments that do not have quoted market prices in an active market and those fair value can not be reliably measured are measured at cost less impairment after initial recognition. Impairment losses recognized in profit or loss for equity investments classified as available-for-sale are not subsequently reversed through profit or loss.

YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES - continued

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Financial liabilities and equity

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities.

Bank borrowings

Interest-bearing bank loans and overdrafts are initially measured at fair value, and are subsequently measured at amortized cost, using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the settlement or redemption of borrowings is recognized over the term of the borrowings.

Bills and accounts payable, other payables and accrued expenses and amounts due to Parent Company and its subsidiary companies

Bills and accounts payable, other payables and accrued expenses and amounts due to Parent Company and its subsidiary companies are subsequently measured at amortized cost, using the effective interest rate method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

YANZHOU COAL MINING COMPANY LIMITED

5.	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINAITY

In the process of applying the Group’s accounting policies, which are described in note 4, management has made the following judgments that have the most significant effect on the amounts recognized in the financial statements.

Depreciation

The cost of mining structures is depreciated using the units of production method based on the estimated production volume for which the structure was designed. The management exercises their judgment in estimating the useful lives of the depreciable assets and the production volume of the mine.

Mining rights

Mining rights are amortized on a straight line basis over the shorter of the contractual period and their useful lives estimated based on the total proven and probable reserves of coal mine. The management exercises their judgment in estimating the total proven and probable reserves of coal mine.

Estimated impairment on trade receivables

The management regularly reviews the recoverability and age of the trade receivables. Impairment on trade receivables is made based on the estimation of the future cash flow discounted at an effective interest rate to calculate the present value.

Provision for land subsidence, restoration, rehabilitation and environmental costs

The cost of relocation of inhabitants from the land in preparation for mining activities is charged to statement of income when incurred. The provision is reviewed regularly to verify that it properly reflects the remaining obligation arising from the current and past mining activities. Provision for land subsidence, restoration, rehabilitation and environmental costs are determined by the management based on their best estimates of the current and future cost and past experiences.

Estimated impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As at December 31, 2005, the carrying amount of goodwill is RMB153,037,000.

YANZHOU COAL MINING COMPANY LIMITED

6.	SEGMENT INFORMATION

The Group is engaged primarily in the coal mining business and the Group is also engaged in the coal railway transportation business. The Company does not currently have direct export rights in the PRC and all of its export sales must be made through China National Coal Industry Import and Export Corporation (“National Coal Corporation”), Minmetals Trading Co., Ltd. (“Minmetals Trading”) or Shanxi Coal Imp. & Exp. Group Corp. (“Shanxi Coal Corporation”). The final customer destination of the Company’s export sales is determined by the Company, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. Certain of the Company’s subsidiaries are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of these businesses, which are currently included in the coal mining business segment, are insignificant to the Group.

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

Principal activities are as follows:

Coal mining                            - Underground mining, preparation and sales of coal

Coal railway transportation    - Provision of railway transportation services

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the year ended December 31, 2005 Coal railway
	Coal mining	transportation	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	12,283,588	163,437	—	12,447,025
Inter-segment	—	226,852	(226,852)	—

Total	12,283,588	390,289	(226,852)	12,447,025

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

YANZHOU COAL MINING COMPANY LIMITED

6.	SEGMENT INFORMATION - continued

	For the year ended December 31, 2005
	Coal mining	Coal railway transportation	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
RESULT
Segment results	4,601,715	67,381	—	4,669,096

Unallocated corporate expenses				(320,692)
Unallocated corporate income				96,180
Interest expenses				(24,611)

Income before income taxes				4,419,973
Income taxes				(1,538,036)

Income for the year				2,881,937

BALANCE SHEET

	At December 31, 2005
	Coal mining	Coal railway transportation	Consolidated
	RMB’000	RMB’000	RMB’000
ASSETS
Segment assets	12,139,834	1,031,347	13,171,181

Unallocated corporate assets			8,083,263

			21,254,444

LIABILITIES
Segment liabilities	2,584,110	29,500	2,613,610

Unallocated corporate liabilities			993,526

			3,607,136

OTHER INFORMATION

	For the year ended December 31, 2005
	Coal mining	transportation	Coal railway and others	Corporate Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions	1,828,130	23,710	5,531	1,857,371
Amortization of prepaid lease payments	7,983	5,188	—	13,171
Depreciation of property, plant and equipment	867,210	77,412	7,474	952,096
Amortization of mining rights	6,624	—	—	6,624
(Gain) loss on disposal of property, plant and equipment	—	(13)	540	527

YANZHOU COAL MINING COMPANY LIMITED

6.	SEGMENT INFORMATION - continued

INCOME STATEMENT

	For the year ended December 31, 2004
	Coal mining	Coal railway transportation	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	11,757,052	220,771	—	11,977,823
Inter-segment	—	380,535	(380,535)	—

Total	11,757,052	601,306	(380,535)	11,977,823

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

RESULT
Segment results	4,642,234	284,147	—	4,926,381

Unallocated corporate expenses				(314,283)
Unallocated corporate income				97,176
Interest expenses				(35,942)

Income before income taxes				4,673,332
Income taxes				(1,518,762)

Income for the year				3,154,570

BALANCE SHEET

	At December 31, 2004
	Coal mining	Coal railway transportation	Consolidated
	RMB’000	RMB’000	RMB’000
ASSETS
Segment assets	10,923,609	1,083,502	12,007,111

Unallocated corporate assets			6,329,586

			18,336,697

LIABILITIES
Segment liabilities	1,669,373	23,747	1,693,120

Unallocated corporate liabilities			1,116,152

			2,809,272

YANZHOU COAL MINING COMPANY LIMITED

6.	SEGMENT INFORMATION - continued

OTHER INFORMATION

	For the year ended December 31, 2004
	Coal mining	Coal railway transportation	Corporate and others	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions	1,009,788	66,036	18,458	1,094,282
Amortization of goodwill	777	13,880	1,116	15,773
Release of negative goodwill to income	(27,620)	—	—	(27,620)
Depreciation of property, plant and equipment	879,260	74,635	4,772	958,667
Amortization of prepaid lease payments	8,006	5,188	—	13,194
Amortization of mining rights	6,624	—	—	6,624
Loss (gain) on disposal of property, plant and equipment	104,759	272	(434)	104,597
Impairment losses on accounts receivable	49,104	—	—	49,104

INCOME STATEMENT

	For the year ended December 31, 2003
	Coal mining	Coal railway transportation	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	8,386,629	154,585	—	8,541,214
Inter-segment	—	400,048	(400,048)	—

Total	8,386,629	554,633	(400,048)	8,541,214

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

RESULT
Segment results	2,013,688	245,041	—	2,258,729

Unallocated corporate expenses				(246,469)
Unallocated corporate income				22,624
Interest expenses				(59,966)

Income before income taxes				1,974,918
Income taxes				(587,710)

Income for the year				1,387,208

YANZHOU COAL MINING COMPANY LIMITED

6.	SEGMENT INFORMATION - continued

BALANCE SHEET

	At December 31, 2003
	Coal mining	Coal railway transportation	Consolidated
	RMB’000	RMB’000	RMB’000
ASSETS
Segment assets	10,440,480	1,115,491	11,555,971

Unallocated corporate assets			2,353,833

			13,909,804

LIABILITIES
Segment liabilities	1,818,585	11,929	1,830,514

Unallocated corporate liabilities			992,311

			2,822,825

OTHER INFORMATION

	For the year ended December 31, 2003
	Coal mining	Coal railway transportation	Corporate and others	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions	1,255,070	82,616	14,144	1,351,830
Amortization of goodwill	777	8,880	—	9,657
Release of negative goodwill to income	(27,620)	—	—	(27,620)
Depreciation of property, plant and equipment	842,975	74,170	3,774	920,919
Amortization of prepaid lease payments	8,019	5,275	—	13,294
Amortization of mining rights	6,624	—	—	6,624
(Gain) loss on disposal of property, plant and equipment	(7,113)	185	56	(6,872)
Impairment losses on accounts receivables	80,272	—	—	80,272

The number of employees in each of the Group’s principal divisions are as follows:

	At December 31,
	2005	2004	2003
Coal mining	26,662	25,892	24,810
Coal railway transportation	3,401	3,374	3,151

	30,063	29,266	27,961

YANZHOU COAL MINING COMPANY LIMITED

6.	SEGMENT INFORMATION - continued

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

The following is an analysis of the additions to property, plant and equipment and intangible assets analysed by the geographical area in which the assets are located:

	Additions to property, plant and equipment and intangible assets Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
The PRC	1,599,372	869,957	1,351,830
Australia	257,999	224,325	—

	1,857,371	1,094,282	1,351,830

7.	NET SALES OF COAL

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
Domestic sales of coal, gross	8,689,496	7,841,328	4,840,317
Less: Transportation costs	268,034	434,340	503,228

Domestic sales of coal, net	8,421,462	7,406,988	4,337,089

Export sales of coal, gross	3,594,092	3,915,724	3,546,312
Less: Transportation costs	662,069	968,375	1,089,066

Export sales of coal, net	2,932,023	2,947,349	2,457,246

Net sales of coal	11,353,485	10,354,337	6,794,335

Net sales of coal represents the invoiced value of coal sold and is net of returns, discounts, sales taxes and transportation costs if the invoiced value includes transportation costs to the customers.

YANZHOU COAL MINING COMPANY LIMITED

8.	COST OF SALES AND SERVICE PROVIDED

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
Materials	1,147,572	1,088,683	899,602
Wages and employee benefits	1,258,333	1,022,614	863,707
Electricity	282,492	298,274	278,507
Depreciation	891,640	918,360	836,120
Land subsidence, restoration, rehabilitation and environmental costs	636,590	323,240	264,158
Repairs and maintenance	350,953	455,782	374,855
Annual fee and amortization of mining rights (note 22)	19,604	19,604	19,604
Transportation costs	98,787	119,737	48,231
Others	602,617	305,409	170,239

	5,288,588	4,551,703	3,755,023

9.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
Retirement benefit scheme contributions (note 41)	523,324	408,462	349,377
Wages and employee benefits	271,213	155,500	115,456
Additional medical insurance	46,458	35,912	27,814
Staff training costs	32,553	28,762	26,780
Depreciation	73,627	53,501	44,339
Amortization of goodwill	—	15,773	9,657
Distribution charges	35,626	43,639	37,779
Impairment loss on accounts receivables	—	49,104	80,272
Resource compensation fees (note)	117,228	110,959	84,941
Repairs and maintenance	17,012	18,753	13,918
Research and development	45,009	24,934	46,144
Freight charges	19,256	9,801	14,862
Loss on disposal of property, plant and equipment	527	104,597	—
Others	736,955	420,166	413,519

	1,918,788	1,479,863	1,264,858

Note:	In accordance with the relevant regulations, the Group pays resource compensation fees (effectively a government levy) to the Ministry of Geology and Mineral Resources at the rate of 1% on the imputed sales value of raw coal.

YANZHOU COAL MINING COMPANY LIMITED

10.	OTHER INCOME

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
Dividend income	4,465	4,465	4,810
Gain on sales of auxiliary materials	36,749	33,878	35,197
Gain on disposal of property, plant and equipment	—	—	6,872
Government grants (note)	—	—	8,194
Interest income from bank deposits	85,971	70,885	13,631
Interest income on other loans receivable	5,744	21,826	4,183
Release of negative goodwill to income	—	27,620	27,620
Others	2,109	7,058	5,338

	135,038	165,732	105,845

Note:	Government grants represented the amount received by the Group in respect of its export sales activities.

11.	INTEREST EXPENSE

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
Interest expenses on:
- bank borrowings wholly repayable within 5 years	20,753	31,392	53,682
- bills receivable discounted without recourse	—	—	1,023
Deemed interest expenses in respect of acquisition of Jining III	3,858	4,550	5,261

	24,611	35,942	59,966

No interest was capitalized during each of the years presented.

12.	INCOME TAXES

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
Income taxes:
Current taxes	1,372,398	1,390,767	587,775
Underprovision in prior years	42,463	16,019	—

	1,414,861	1,406,786	587,775
Deferred tax charge (credit) (note 30)	123,175	111,976	(65)

	1,538,036	1,518,762	587,710

YANZHOU COAL MINING COMPANY LIMITED

12.	INCOME TAXES - continued

The Company and its subsidiaries in the PRC are subject to a standard income tax rate of 33% on its taxable income.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

The total charge for the year can be reconciled to the accounting profit as follows:

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
Standard income tax rate in the PRC	33%	33%	33%
Standard income tax rate applied to income before income taxes	1,458,591	1,542,200	651,723
Reconciling items:
Transfer to future development fund deductible for tax purposes but not charged to income under IFRS	(68,618)	(109,411)	(85,692)
Release of negative goodwill not subject to tax	—	(9,115)	(9,115)
Deemed interest not deductible for tax purposes	1,273	1,502	1,736
Impairment loss on doubtful debts not deductible for tax purposes	—	16,187	25,731
Loss on disposal of property, plant and equipment not deductible for tax purposes	836	8,273	—
Government grants received not subject to tax	—	—	(2,704)
Tax effect of tax losses not recognized	42,151	—	—
Underprovision in prior years	42,463	16,019	—
Write off deferred tax asset	44,436	44,436	—
Others	16,904	8,671	6,031

Income taxes	1,538,036	1,518,762	587,710

Effective income tax rate	35%	32%	30%

The subsidiaries acquired during the years ended December 31, 2005, 2004 and 2003 did not have any significant impact on the income taxes provided for the years ended December 31, 2005, 2004 and 2003.

YANZHOU COAL MINING COMPANY LIMITED

13.	INCOME FOR THE YEAR

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
Income for the year has been arrived at after charging:
Amortization of mining rights	6,624	6,624	6,624
Amortization of goodwill	—	15,773	9,657
Amortization of prepaid lease payment	13,171	13,194	13,294
Depreciation of property, plant and equipment	952,096	958,667	920,533

Total depreciation and amortization	971,891	994,258	950,108

Auditors’ remuneration	9,229	5,000	5,000
Staff costs, including directors’ and supervisors’ emoluments	2,164,616	1,682,240	1,437,682
Cost of inventories	5,144,888	4,460,844	3,687,433
Exchange loss	98,681	—	—

and crediting:

Gain on disposal of investments in securities	—	—	1,424
Exchange gain	—	5,507	116

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS

(a)	Directors’ and supervisors’ emoluments

Details of the directors’ and supervisors’ emoluments are as follows:

	For the year ended December 31, 2005
	Fees	Salaries, allowance and other benefits in kind	Retirement benefit scheme contribution	Discretionary bonus	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Independent non-executive directors
Pu Hongjiu	43	—	—	—	43
Cui Jianmin	81	—	—	—	81
Wang Xiaojun	98	—	—	—	98
Wang Quanxi	81	—	—	—	81
Fan Weitang	39	—	—	—	39

	342	—	—	—	342

YANZHOU COAL MINING COMPANY LIMITED

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS - continued

(a)	Directors’ and supervisors’ emoluments - continued

Details of the directors’ and supervisors’ emoluments are as follows:

	For the year ended December 31, 2005
	Fees	Salaries, allowance and other benefits in kind	Retirement benefit scheme contribution	Discretionary bonus	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive directors
Wang Xin	—	—	—	—	—
Geng Jiahuai	—	—	—	—	—
Yang Deyu	—	—	—	—	—
Shi Xuerang	—	—	—	—	—
Chen Changchun	—	—	—	—	—
Wu Yuxiang	—	144	65	—	209
Wang Xinkun	—	144	65	—	209
Chen Guangshui	—	144	65	—	209
Dong Yunqing	—	144	65	—	209

	—	576	260	—	836

Supervisors
Meng Xianchang	—	—	—	—	—
Song Guo	—	—	—	—	—
Zhang Sheng Dong	—	—	—	—	—
Liu Wei Xin	—	—	—	—	—
Xu Bentai	—	160	72	—	232

	—	160	72	—	232

Other management team
Jin Tai	—	—	—	—	—
Zhang Yingmin	—	—	—	—	—
He Ye	—	144	65	—	209
Tian fengze	—	144	65	—	209
Shi Chenzhong	—	145	65	—	210
Lai Cunliang	—	190	86	—	276
Ni Xinghua	—	144	65	—	209

	—	767	364	—	1,113

YANZHOU COAL MINING COMPANY LIMITED

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS - continued

(a)	Directors’ and supervisors’ emoluments - continued

Details of the directors’ and supervisors’ emoluments are as follows:

	For the year ended December 31, 2004
	Fees	Salaries, allowance and other benefits in kind	Retirement benefit scheme contribution	Discretionary bonus	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Independent non-executive directors
Fan Weitang	77	—	—	—	77
Cui Jianmin	77	—	—	—	77
Wang Xiaojun	93	—	—	—	93
Mang Quanxi	77	—	—	—	77

	324	—	—	—	324

Executive directors
Mo Liqi	—	—	—	—	—
Yang Deyu	—	—	—	—	—
Geng Jiahuai	—	—	—	—	—
Wang Bangjun	—	—	—	—	—
Yang Jiachun	—	—	—	—	—
Wu Yuxiang	—	98	44	—	142
Dong Yunqing	—	124	56	—	180
Wang Xin	—	—	—	—	—
Wang Xinkun	—	118	53	—	171

	—	340	153	—	493

Supervisors
Meng Xianchang	—	—	—	—	—
Xiao Shuzhang	—	—	—	—	—
Zhang Sheng Dong	—	—	—	—	—
Liu Wei Xin	—	—	—	—	—
Xu Bentai	—	126	57	—	183

	—	126	57	—	183

Other management team
Jin Tai	—	—	—	—	—
Zhang Yingmin	—	—	—	—	—
He Ye	—	121	54	—	175
Tian Fengze	—	119	54	—	173
Shi Chenzhong	—	97	44	—	141
Ni Xinghua	—	103	46	—	149
Chen Guangshui	—	123	55	—	178

	—	563	253	—	816

YANZHOU COAL MINING COMPANY LIMITED

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS - continued

(a)	Directors’ and supervisors’ emoluments - continued

Details of the directors’ and supervisors’ emoluments are as follows:

	For the year ended December 31, 2003
	Fees	Salaries, allowance and other benefits in kind	Retirement benefit scheme contribution	Discretionary bonus	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Independent non-executive directors
Fan Weitang	77	—	—	—	77
Cui Jianmin	77	—	—	—	77
Wang Xiaojun	93	—	—	—	93

	247	—	—	—	247

Executive directors
Mo Liqi	—	—	—	—	—
Yang Dayu	—	—	—	—	—
Geng Jiahuai	—	—	—	—	—
Yu Xuezhi	—	—	—	—	—
Wang Bangjun	—	—	—	—	—
Yang Jiachun	—	—	—	—	—
Wu Yuxiang	—	29	13	—	42
Dong Yunqing	—	29	13	—	42

	—	58	26	—	84

Supervisors
Meng Xianchang	—	—	—	—	—
Xiao Shuzhang	—	—	—	—	—
Zhang Sheng Dong	—	—	—	—	—
Liu Wei Xin	—	—	—	—	—
Xu Bentai	—	80	36	—	116

	—	80	36	—	116

Other management team
Zhang Yingmin	—	38	17	—	55
Wang Xinkun	—	29	13	—	42
Tian fengze	—	29	13	—	42
Shi Chenzhong	—	29	13	—	42
Ni Xinghua	—	29	13	—	42
Chen Guangshui	—	29	13	—	42

	—	183	82	—	265

YANZHOU COAL MINING COMPANY LIMITED

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS - continued

(a)	Directors’ and supervisors’ emoluments - continued

No directors waived any emoluments in each of the year ended 31 December 2005, 2004 and 2003.

(b)	Employees’ emoluments

The five highest paid individuals in the Group in 2005 included one director for the year ended December 31, 2005 (2004: four; 2003: five), details of whose emoluments are included in the disclosures in note 14(a) above. The emoluments of the remaining four individual for the year ended December 31, 2005 (2004: one; 2003: Nil) were as follows:

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
Salaries, allowance and other benefits in kind	3,690	224	—
Retirement benefit scheme contributions (note 41)	365	101	—
Discretionary bonuses	—	—	—

	4,055	325	—

Emoluments of each of these employees were all within the band of Nil to HK$1,000,000 for the year ended December 31, 2005.

15.	DIVIDEND

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
2004 Final dividend, RMB0.260 per share (2004: 2003 final dividend RMB0.114; 2003: 2002 final dividend RMB0.104)	799,240	327,180	298,480
2004 Special dividend RMB0.050 per share	—	143,500	—

	799,240	470,680	298,480

YANZHOU COAL MINING COMPANY LIMITED

15.	DIVIDEND - continued

In the annual general meeting held on June 27, 2003, a final dividend in respect of the year ended December 31, 2002 was approved by the shareholders and paid to the shareholders of the Company.

In the annual general meeting held on June 25, 2004, a final dividend and a special dividend in respect of the year ended December 31, 2003 was approved by the shareholders and paid to the shareholders of the Company.

In the annual general meeting held on June 28, 2005, a final dividend and a bonus issue to the shareholder through the capitalization of share premium of the Company on the basis of six shares for every ten existing shares in respect of the year ended December 31, 2004 were approved by the shareholders and paid and issued to the shareholders of the Company.

The board of directors proposes to declare a final dividend and a special divided of approximately RMB737,760,000 and RMB344,288,000 calculated based on a total number of 4,918,400,000 shares issued at RMB1 each, at RMB0.15 per share and RMB0.07 per share respectively, in respect of the year ended December 31, 2005. The declaration and payment of the final dividend needs to be approved by the shareholders of the Company by way of an ordinary resolution in accordance with the requirements of the Company’s Articles of Association. A shareholders’ general meeting will be held for the purpose of considering and, if thought fit, approving this ordinary resolution.

16.	EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share attributable to the equity holders of the Company for the years ended December 31, 2005, 2004 and 2003 is based on the income attributable to the equity holders of the Company for the year of RMB2,881,461,000 RMB3,154,317,000 and RMB1,386,686,000 and on the weighted average number of 4,918,400,000 shares, 4,743,606,557 shares and 4,592,000,000 shares in issue, respectively, during the years.

The weighted average number of ordinary shares for the purpose of calculating basic earnings per share for all the period presented has been adjusted for the bonus issue of the Company on July 27, 2005.

The earnings per ADS have been calculated based on the net income for the relevant periods and on one ADS being, equivalent to 50 shares, which has been adjusted for the bonus issue of the Company on July 27, 2005.

No diluted earning per share has been presented as there are no dilutive potential shares in issue during the years ended December 31, 2005, 2004 and 2003.

YANZHOU COAL MINING COMPANY LIMITED

16.	EARNINGS PER SHARE AND PER ADS - continued

Impact of changes in accounting policies

Changes in the Group’s accounting policies during the year are described in details in note 3. To the extent that those changes have had an impact on results reported for the years ended December 31, 2005, 2004 and 2003, they have had an impact on the amounts reported for earnings per share. The following table summarizes that impact on basic earnings per share:

	Impact on basic earnings per share			Impact on earnings per ADS
	2005	2004	2003	2005	2004	2003
	RMB	RMB	RMB	RMB	RMB	RMB
Non-amortisation of goodwill (replaced by impairment loss)	0.003	—	—	0.16	—	—
Negative goodwill no longer released to income	(0.006)	—	—	(0.28)	—	—

Total impact of changes in accounting policies	(0.003)	—	—	(0.12)	—	—

17.	TERM DEPOSITS AND RESTRICTED CASH

At the balance sheet dates, the short-term restricted cash represents the bank deposits pledged to certain banks to secure banking facilities granted to the Group. The long-term amount represents the bank deposits placed as guarantee for the future payments of rehabilitation costs of Southland as required by the Australian government. The long-term deposits carry interest at rate of 5.16% per annum.

The term deposits carry fixed interest rate of 0.72% to 2.70% per annum. The fair value of term deposit and restricted cash at December 31, 2005 approximates to its carrying amount.

18.	BILLS AND ACCOUNTS RECEIVABLE

	At December 31,
	2005	2004
	RMB’000	RMB’000
Total bills receivable	2,092,949	890,046
Total accounts receivable	258,587	460,442
Less: Impairment loss	(126,700)	(126,700)

Total bills and accounts receivable, net	2,224,836	1,223,788

Bills receivable represents unconditional orders in writing issued by or negotiated from customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties.

The fair value of bills and accounts receivable at December 31, 2005 approximates to their carrying amount.

YANZHOU COAL MINING COMPANY LIMITED

18.	BILLS AND ACCOUNTS RECEIVABLE - continued

An analysis of the impairment loss on bills and accounts receivable is as follows:

	2005	2004
	RMB’000	RMB’000
Balance at January 1	126,700	100,627
Additional impairment loss	—	26,073

Balance at December 31	126,700	126,700

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable at the reporting date:

	At December 31,
	2005	2004
	RMB’000	RMB’000
1 - 180 days	2,245,170	1,233,248
181 - 365 days	6,014	654
1 - 2 years	19	3,913
2 - 3 years	—	32,407
Over 3 years	100,333	80,266

	2,351,536	1,350,488

19.	INVENTORIES

	At December 31,
	2005	2004
	RMB’000	RMB’000
COST
Auxiliary materials, spare parts and small tools	256,755	226,271
Coal products	213,746	259,158

	470,501	485,429

YANZHOU COAL MINING COMPANY LIMITED

20.	OTHER LOANS RECEIVABLE

At the balance sheet dates, the amounts consist of loans granted to the independent third parties. The amounts are guaranteed by other independent third parties and bear interest at 5.04% - 7.00% per annum. Included in the total amount is a loan of RMB640,000,000 (the “Default Loan”) which is secured by certain state legal person shares of a company listed on the SSE (“the Secured Shares”) and certain equity interest in another unlisted company held by the guarantor. The Default Loan was defaulted in January 2005 and the Company had applied to the People’s Supreme Court of the Shangdong Province (the “Court”) to freeze the Secured Shares. The Company has also applied to the Court to dispose the Secured Shares by way of a public auction and the proceed would be applied to repay the Default Loan and the associated interests to the Company. The public auction was held successfully in September 2005. Up to the date of the report, the legal procedure for the transfer of ownership of the Secured Shares has not yet been completed. In the opinion of the directors, based on the result of the auction, the proceeds net of relevant expense would be sufficient to cover the principal and interest of the Default Loan.

21.	PREPAYMENTS AND OTHER CURRENT ASSETS

	At December 31,
	2005	2004
	RMB’000	RMB’000
Advances to suppliers	69,605	56,707
Prepaid freight charges and related handling charges	62,445	58,623
Others	70,367	72,966

	202,417	188,296

The directors consider that the carrying amount of other current assets approximates their fair value.

Included in the above balances as of December 31, 2005 is impairment loss of RMB35,717,000 (2004: RMB35,717,000). During the year ended December 31, 2005, the Group did not made any additional impairment on doubtful debts (2004: RMB23,031,000; 2003: RMB:9,147,000).

YANZHOU COAL MINING COMPANY LIMITED

22.	MINING RIGHTS

RMB’000
COST
At January 1, 2004	132,479
Acquisition of Southland	32,634

At December 31, 2004	165,113
Exchange re-alignment	(2,372)
Addition	23,644

At December 31, 2005	186,385

AMORTIZATION
At January 1, 2004	19,872
Provided for the year	6,624

At January 1, 2005	26,496
Provided for the year	6,624

At December 31, 2005	33,120

NET BOOK VALUES
At December 31, 2005	153,265

At December 31, 2004	138,617

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

Mining rights is amortized, on a straight-line basis, over the useful life of twenty years from the date of commencement of commercial production.

23.	PREPAID LEASE PAYMENTS

RMB’000
COST
At January 1, 2004 and December 31, 2004	658,549
Addition	14,691

At December 31, 2005	673,240

AMORTIZATION
At January 1, 2004	53,637
Provided for the year	13,194

At December 31, 2004	66,831
Provided for the year	13,171

At December 31, 2005	80,002

NET BOOK VALUES
At December 31, 2005	593,238

At December 31, 2004	591,718

YANZHOU COAL MINING COMPANY LIMITED

23.	PREPAID LEASE PAYMENTS - continued

Analysis for reporting purposes as:

	At December 31,
	2005	2004
	RMB’000	RMB’000
Current portion	13,465	13,171
Non-current portion	579,773	578,547

	593,238	591,718

The amounts represent prepaid lease payment for land use rights which are situated in the PRC and have a term of fifty years from the date of grant of land use rights certificates.

The land use rights of Railway Assets were acquired from the Parent Company during the year ended December 31, 2002. The registration process in respect of the land use rights of the Railway Assets has not yet been completed at December 31, 2005.

24.	PROPERTY, PLANT AND EQUIPMENT, NET

	Freehold land in Australia	Buildings	Harbor works and crafts	Railway structures	Mining structures	Plant, machinery and equipment	Transportation equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
COST
At January 1, 2004	—	2,052,927	250,231	720,484	3,904,460	7,314,574	281,744	85,748	14,610,168
Acquisition of Southland	57,195	5,377	—	—	—	128,833	—	—	191,405
Additions	—	—	—	—	—	18,791	5,922	805,530	830,243
Transfers	—	76,541	—	7,190	—	690,072	30,970	(804,773)	—
Disposals	—	—	—	—	—	(862,057)	(33,003)	—	(895,060)

At December 31, 2004 and January 1, 2005	57,195	2,134,845	250,231	727,674	3,904,460	7,290,213	285,633	86,505	14,736,756
Exchange re-alignment	(4,164)	(392)				(9,381)	(21)	—	(13,958)
Acquisition of Heze	—	—	—	—	—	35,103	201	472,292	507,596
Additions	—	1,689	—	—	—	71,578	25,258	1,191,961	1,290,486
Transfers	—	34,447	—	2,115	—	823,315	—	(859,877)	—
Disposals	—	(597)	—	—	—	(20,175)	(8,115)	—	(28,887)

At December 31, 2005	53,031	2,169,992	250,231	729,789	3,904,460	8,190,653	302,956	890,881	16,491,993

ACCUMULATED DEPRECIATION
At January 1, 2004	—	797,845	—	106,903	1,408,418	3,545,719	134,910	—	5,993,795
Provided for the year	—	97,878	6,068	54,498	97,866	693,886	29,069	—	979,265
Eliminated on disposals	—	—	—	—	—	(748,503)	(24,951)	—	(773,454)

At December 31, 2004 and January 1, 2005	—	895,723	6,068	161,401	1,506,284	3,491,102	139,028	—	6,199,606
Provided for the year	—	124,340	6,068	54,568	86,638	684,913	41,356	—	997,883
Eliminated on disposals	—	(511)	—	—	—	(17,046)	(6,425)	—	(23,982)

At December 31, 2005	—	1,019,552	12,136	215,969	1,592,922	4,158,969	173,959	—	7,173,507

NET BOOK VALUES
At December 31, 2005	53,031	1,150,440	238,095	513,820	2,311,538	4,031,684	128,997	890,881	9,318,486

At December 31, 2004	57,195	1,239,122	244,163	566,273	2,398,176	3,799,111	146,605	86,505	8,537,150

YANZHOU COAL MINING COMPANY LIMITED

24.	PROPERTY, PLANT AND EQUIPMENT, NET - continued

The following estimated useful lives are used for the depreciation of property, plant and equipment, other than construction in progress:

Buildings	15 to 35 years
Harbour works and crafts	40 years
Railway structures	15 to 25 years
Plant, machinery and equipment	5 to 15 years
Transportation equipment	6 to 18 years

Transportation equipment includes vessels which are depreciated over the estimated lives of 18 years.

The mining structures include the main and auxiliary mine shafts and underground tunnels. Depreciation is provided to write off the cost of the mining structures using the units of production method based on the estimated production volume for which the structure was designed and the contractual period of the relevant mining rights.

25.	GOODWILL

	2005	2004
	RMB’000	RMB’000
COST
At January 1	146,707	106,707
Subsequent adjustment to contingent consideration payment in respect of the acquisition of Railway Assets	—	40,000
Elimination of amortization accumulated prior to the adoption of IFRS 3 (note 3)	(29,315)
Acquisition of Heze (note 36)	35,645	—

At December 31	153,037	146,707

AMORTIZATION
At January 1	29,315	13,542
Elimination of amortization accumulated prior to the adoption of IFRS 3 (note 3)	(29,315)	—
Charge for the year	—	15,773

At December 31	—	29,315

NET BOOK VALUE
At December 31	153,037	117,392

On January 1, 2002, the Company acquired the Railway Assets from its Parent Company for an original consideration of RMB1,242,586,000. Pursuant to the terms of the acquisition agreement, the consideration was adjusted to RMB1,282,586,000, RMB1,322,586,000 and RMB1,362,586,000 as the annual transportation volume of the Railway Assets reached the volume milestone targets of 25,000,000 tonnes, 28,000,000 tonnes and 30,000,000 tonnes for the years ended December 31, 2002, 2003 and 2004, respectively. The contingent consideration resulted in additional goodwill.

YANZHOU COAL MINING COMPANY LIMITED

25.	GOODWILL - continued

Prior to January 1, 2005, goodwill was amortized over its estimated useful life, ranging from 10 to 20 years. No amortization was made on goodwill from January 1, 2005 in accordance with the Group’s accounting policy.

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units that all expected to benefit from that business combination. Before recognition of impairment losses, the carrying amount of goodwill had been allocated as follows:

	2005	2004
	RMB’000	RMB’000
Coal mining
- Jining II	10,106	10,106
- Yanmei Shipping	10,046	10,046
- Heze	35,645	—
Coal Railway transportation
- Railway Assets	97,240	97,240

	153,037	117,392

The recoverable amounts of goodwill have been determined on the basis of value in use calculations. Their recoverable amounts are based on certain similar key assumptions on discount rates, growth rates and expected changes in selling prices and direct cost. All value in use calculations use cash flow projections based on financial budgets approved by management covering a 5 year period, and a discount rate of 5%. During the year ended December 31, 2005, management of the Group determines that there are no impairments of any of its CGU containing goodwill.

26.	NEGATIVE GOODWILL

	2005	2004
	RMB’000	RMB’000
COST
At January 1	138,101	138,101
Derecognized upon the application of IFRS 3 (note 3)	(138,101)	—

At December 31	—	138,101

RELEASED TO INCOME
At January 1	110,480	82,860
Released for the year	—	27,620
Derecognized upon the application of IFRS 3 (note 3)	(110,480)	—

At December 31	—	110,480

NET BOOK VALUE
At December 31	—	27,621

As explained in note 3, all negative goodwill arising on acquisition prior to January 1, 2005 was derecognized as a result of the application of IFRS 3.

YANZHOU COAL MINING COMPANY LIMITED

27.	SUBSIDIARIES

Details of the Company’s subsidiaries at December 31, 2005 are as follows:

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital	Proportion of registered capital/ issued share capital held by the Company		Proportion of voting power held	Principal activities
			Directly	Indirectly
Austar	Australia	AUD30,000,000	—	100%	100%	Coal mining business
Heze (note)	PRC	RMB600,000,000	95.67%	—	95.67%	Development of ancillary projects
Yancoal	Australia	AUD30,000,000	100%	—	100%	Investment holding
Yanmei Shipping (note)	PRC	RMB5,500,000	92%	—	97%	Transportation via rivers and lakes and the sales of coal and construction materials
Yulin (note)	PRC	RMB800,000,000	97%	—	97%	Not yet commenced operations
Zhongyan Trade Co., Ltd. (“Zhongyan”) (note)	PRC	RMB2,100,000	52.38%	—	52.38%	Trading and processing of mining machinery

Note: Yanmei Shipping, Yulin, Zhongyan and Heze are established in the PRC as limited liability companies.

28.	INVESTMENTS IN SECURITIES

The amounts represent cost of available-for-sale equity investment of the Group. The amount at December 31, 2005 principally includes an unlisted investment of RMB60,421,000 in the form of state legal person shares of Shenergy Company Limited, a company listed on the SSE. These shares are not tradable on the SSE.

They are stated at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

29.	DEPOSIT MADE ON INVESTMENT

The amount in 2004 represented the payment made by the Company to the Parent Company in relation to the transfer of 95.67% equity interest in Heze owned by the Parent Company. The principal activity of Heze is the development of ancillary projects of Wangfu Coal Mine and Zhaolou Coal Mine in Shangdon Province in the PRC. During the year ended December 31, 2005, the acquisition was completed and Heze became a subsidiary of the Company.

YANZHOU COAL MINING COMPANY LIMITED

30.	DEFERRED TAX LIABILITY

	Provision for land subsidence, restoration, rehabilitation and environmental costs	Accelerated tax depreciation	Total
	RMB’000	RMB’000	RMB’000
Balance at January 1, 2004	88,872	—	88,872
(Charge) for the year (note 12)	(44,436)	(67,540)	(111,976)

Balance at January 1, 2005	44,436	(67,540)	(23,104)
(Charge) credit for the year (note 12)	(44,436)	(78,739)	(123,175)

Balance at December 31, 2005	—	(146,279)	(146,279)

At the balance sheet date, the Group has unused tax losses of AUD24 million, equivalent to RMB140million (2004: Nil) contributed by the Australian subsidiaries available for offset against future profits. No deferred tax asset has been recognized in respect of such losses due to the unpredictability of future profit streams. Such tax losses may be carried forward indefinitely.

There was no other material unprovided deferred tax for the year or at the balance sheet date.

31.	BILLS AND ACCOUNTS PAYABLE

	At December 31,
	2005	2004
	RMB’000	RMB’000
Bills payable	136,779	—
Accounts payable	360,881	478,281

	497,660	478,281

YANZHOU COAL MINING COMPANY LIMITED

31.	BILLS AND ACCOUNTS PAYABLE - continued

The following is an aged analysis of bills and accounts payable at the reporting date:

	At December 31,
	2005	2004
	RMB’000	RMB’000
1 - 180 days	361,680	360,684
181 - 365 days	96,397	85,714
1 - 2 years	39,583	31,883

	497,660	478,281

The fair value of the Group’s bills and accounts payable at December 31, 2005 approximates to their carrying amount.

32.	OTHER PAYABLES AND ACCRUED EXPENSES

	At December 31,
	2005	2004
	RMB’000	RMB’000
Customers’ deposits	475,333	426,877
Accrued wages	135,375	80,242
Other taxes payable	249,955	255,711
Payables in respect of purchases of property, plant and equipment and construction materials	216,250	173,093
Accrued freight charges	39,342	51,685
Accrued repairs and maintenance	22,829	47,895
Accrued utility expenses	4,120	7,672
Staff welfare payable	69,372	41,376
Accrued land subsidence, restoration, rehabilitation and environmental costs	196	8,592
Resource compensation fees payable	100,886	83,658
Consideration payable on acquisition of Southland	47,299	51,010
Payable in respect of purchase of mining rights in Southland (note 37)	23,644	—
Others	191,268	109,754

	1,575,869	1,337,565

The fair value of the Group’s other payables and accrued expenses at December 31, 2005 approximates to their carrying amount.

YANZHOU COAL MINING COMPANY LIMITED

33.	(PREPAYMENT) PROVISION FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

	2005	2004
	RMB’000	RMB’000
Balance at January 1	(103,407)	85,022
Additional provision in the year	635,863	313,172
Ultization of provision	(689,967)	(501,601)

Balance at December 31	(157,511)	(103,407)

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. The payment during both years included mainly rehabilitation costs paid on mining areas in relation to mining activities in the future periods and therefore the balances are presented as prepayment at the balances sheet dates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

34.	UNSECURED BANK BORROWING

In 2002, the Group obtained a new bank loan in the amount of RMB1,200,000,000, of which the repayment is guaranteed by the Parent Company. The loan bears interest at 6.21% per annum and is repayable by instalments over a period of 7 years, the first repayment instalment of which was due in August 2004. The proceeds were used to finance the acquisition of the Railway Assets.

In 2003, the interest rate of the bank loan was adjusted to 5.76% per annum, pursuant to the terms of the loan agreement. The loan is arranged at fixed interest rates and expose the Group to fair value interest rate risk. The Group has made a partial repayment of RMB600,000,000 during that year and according to the terms of the loan agreement, an early settlement would be deemed to settle the latest instalments due. The balance of the loan was therefore repayable in instalments over the following 3 years, the first repayment instalment of which was due and repaid in August 2004. Interests are payable quarterly over the terms of the loan.

The above loan is repayable as follows:

	At December 31,
	2005	2004
	RMB’000	RMB’000
Within one year	200,000	200,000
More than one year, but not exceeding two years	—	200,000

	200,000	400,000
Less: Amount due within one year and included in current liabilities	(200,000)	(200,000)

Amount due after one year	—	200,000

YANZHOU COAL MINING COMPANY LIMITED

35.	SHAREHOLDERS’ EQUITY

Share capital

The Company’s share capital structure at the balance sheet date is as follows:

	Domestic inveted shares		Foreign invested shares
	State legal person shares (held by the Parent Company)	A shares (Note 1)	H shares (including H share represented by ADS (Note 1)	Total
Number of shares
At January 1, 2004	1,670,000,000	180,000,000	1,020,000,000	2,870,000,000
Issue of shares	—	—	204,000,000	204,000,000

At January 1, 2005	1,670,000,000	180,000,000	1,224,000,000	3,074,000,000
Bonus issue of shares	1,002,000,000	108,000,000	734,400,000	1,844,400,000

At January 31, 2005	2,672,000,000	288,000,000	1,958,400,000	4,918,400,000

	Domestic inveted shares		Foreign invested shares
	State legal person shares (held by the Parent Company)	A shares (Note 1)	H shares (including H share represented by ADS (Note 1)	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Registered, issued and fully paid
At January 1, 2004	1,670,000	180,000	1,020,000	2,870,000
Issue of shares	—	—	204,000	204,000

At January 1, 2005	1,670,000	180,000	1,224,000	3,074,000
Bonus issue of shares	1,002,000	108,000	734,400	1,844,400

At January 31, 2005	2,672,000	288,000	1,958,400	4,918,400

Each share has a par value of RMB1.

At July 27, 2005, a bonus issue of six bonus shares for every ten shares in issue resulted in an increase in issued share capital of RMB1,844,400,000, and an equivalent reduction in the share premium account.

On July 15, 2004, the Company issued an aggregate of 204,000,000 H shares to independent investors upon private placement. The net proceeds of approximately RMB1,756,875,000 will be used for the investments in the proposed development of coal mines in Shandong Province and the coal-methanol project in Shaanxi Province. These new H shares were issued under the general mandate granted to the directors at the 2004 annual general meeting of the Company held on June 28, 2005 and these shares rank pari passu with other H shares in issue in all respects.

YANZHOU COAL MINING COMPANY LIMITED

35.	SHAREHOLDERS’ EQUITY - continued

Reserves

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

The Company’s distributable reserve as at December 31, 2005 is the retained earnings computed under PRC GAAP which amounted to approximately RMB5,844,289,000 (2004: RMB4,522,369,000).

YANZHOU COAL MINING COMPANY LIMITED

36.	ACQUISITION OF HEZE

The net assets of Heze acquired, and the goodwill arising, are as follows:

Fair value
RMB’000
Bank balances and cash	180,255
Prepayments and other current assets	1,150
Property, plant and equipment	507,596
Other payables and accrued expenses	(86,061)
Amounts due to Parent Company and its subsidiary companies	(29,759)
Minority interest	(24,818)

Total net assets acquired	548,363
Goodwill arising on acquisition	35,645

584,008

Total consideration satisfied by:
Deposit made on investment in 2004	574,000
Cash consideration paid on acquisition	10,008

584,008

Net cash outflow arising on acquisition:
Cash paid on acquisition	(10,008)
Bank balances and cash acquired	180,255

170,247

Heze did not contribute significantly to the Group’s turnover and profit before profit for the year ended December 31, 2005.

If the acquisition had been completed on January 1, 2005, the Group’s revenue and the Group’s profit for the year ended December 31, 2005 would have been RMB12,447,025,000 and RMB2,864,866,000, respectively.

On November 16, 2004, the Company entered into an equity transfer agreement (“Acquisition Agreements”) with the Parent Company and conditionally agreed to purchase the 95.67% equity interest in Heze held by the Parent Company. As at December 31, 2004, a deposit of RMB574,000,000 was paid to the Parent Company.

YANZHOU COAL MINING COMPANY LIMITED

36.	ACQUISITION OF HEZE - continued

On June 28, 2005, a supplemental agreement (the “Supplemental Agreement”) was entered between the Company and the Parent Company, pursuant to which the consideration of the acquisition of 95.67% equity interest in Heze has been determined to be RMB584,008,000. Under the Supplemental Agreement, the Parent Company has irrevocably undertaken that the Group shall have the right to purchase the mining rights of Zhaolou coal mine and Wanfu coal mine from the Parent Company within twelve months from the respective dates on which such mining rights are obtained by the Parent Company, based on valuations conducted by independent qualified PRC valuers which should also be endorsed by the applicable PRC government authorities.

In December 2005, the acquisition was completed and the Company paid the remaining consideration of RMB10,008,000 to the Parent Company. The Company then holds 95.67% equity interest in Heze. The net assets acquired were included in the coal mining segment. Heze did not have any significant impact on the Group’s results or cash flows for the year ended December 31, 2005.

Pursuant to the Acquisition Agreement and the Supplemental Agreement, should certain situations arise, including but not limited to failure of Heze to obtain the land use rights or failure of the Parent Company to obtain the mining rights of the Zhaolou coal mine by June 30, 2006, the Company shall have the right to transfer the 95.67% equity interest in Heze back to the Parent Company, and the Parent Company will be obligated to refund the purchase consideration to the Company, within 30 days from the date of the issue of notice by the Company for such transfer.

The carrying amount of Heze’s net assets approximates to its fair value at date of acquisition.

The goodwill arising on the acquisition is attributable to the anticipated profitability of the sales of coal products.

YANZHOU COAL MINING COMPANY LIMITED

37.	ACQUISITION OF SOUTHLAND

In December 2004, the Group acquired a 100% interest in Southland for a cash consideration of RMB187,312,000, of which RMB136,302,000 was paid upon acquisition and RMB51,010,000 (equivalent to AUD8,000,000) was payable upon the production of the initial 4 million tonnes of saleable coal by the Group in Southland. Pursuant to the agreements in relation to the acquisition, the Company has an obligation to acquire further coal mines and land adjacent to Southland at AUD4,000,000 when the sellers obtain the exploration license under the Mining Act of Australia for such coal mines. During the year, the Group successfully obtained the exploration licences for the adjacent mines. Accordingly, consideration amounted to RMB 23,644,000 (equivalent to AUD 4,000,000) was payable upon the completion of registration process. In the opinion of directors, the registration process will be completed by June 2006.

Carrying value and fair value
RMB’000
The net assets of Southland acquired in the transaction were as follows:

Mining rights	32,624
Property, plant and equipment	191,405
Other payables and accrued expenses	(36,727)

Total net assets acquired	187,312

Satisfied by:
Cash consideration paid on acquisition	187,312

Southland did not contribute significantly to the Group’s turnover and profit before income taxes for the year ended December 31, 2004.

If the acquisition had been completed on January 1, 2004, the Group’s revenue and the Group’s profit for the year ended December 31, 2004 would have been RMB 11,977,823,000 and RMB3,154,570,000, respectively.

YANZHOU COAL MINING COMPANY LIMITED

38.	ACQUISITION OF YANMEI SHIPPING

Fair value
RMB’000
The net assets of Yanmei Shipping acquired in the transaction, and the goodwill arising, were as follows:

Bank balances and cash	506
Bills and accounts receivable	735
Inventories	1,254
Prepayments and other current assets	16,423
Property, plant and equipment, net	12,551
Other payables and accrued expenses	(4,259)
Amounts due to Parent Company and its subsidiaries	(26,151)
Taxes payable	(483)
Minority interest	(46)

Total net assets acquired	530
Goodwill arising on acquisition	11,162

11,692

Consideration satisfied by cash	11,692

Net cash outflow arising on acquisition:
Cash consideration paid	(11,692)
Bank balances and cash acquired	506

(11,186)

On December 31, 2003, the Group acquired 92% of the issued share capital of Yanmei Shipping for a cash consideration of RMB11,692,000. The net assets acquired were included in the coal mining segment. Yanmei Shipping did not have any significant impact on the Group’s results or cash flows for the year ended December 31, 2003.

The carrying amount of Yanmei Shipping’s net assets approximates to its fair value at date of acquisition.

The goodwill arising on the acquisition is attributable to the anticipated future operating synergies from the combination.

Yanmei Shipping did not contribute significantly to the Group’s turnover and profit before income taxes for the year ended December 31, 2003.

If the acquisition had been completed on January 1, 2003, the Group’s revenue and the Group’s profit for the year ended December 31, 2003 would have been RMB8,542,214,000 and RMB1,385,573,000, respectively.

YANZHOU COAL MINING COMPANY LIMITED

39.	RELATED PARTY BALANCES AND TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. Details of balance and transactions between the Group and other related parties are disclosed below.

Related Party Balances

The amounts due from Parent Company and its subsidiary companies were non-interest bearing, unsecured and repayable on demand.

The amounts due to the Parent Company and its subsidiary companies are non-interest bearing and unsecured.

The amounts due to the Parent Company and its subsidiary companies as at December 31, 2005 and 2004 included the present value of the outstanding balance that arose from the funding of the acquisition of the mining rights of Jining III as of January 1, 2001 discounted using the market rate of bank borrowings.

The consideration for the cost of the mining rights of approximately RMB132,479,000 is to be settled over the 10 years by equal installments before December of each year, commencing from 2001.

	At December 31,
	2005	2004
	RMB’000	RMB’000
Amounts due to Parent Company and its subsidiary companies
Within one year	508,254	—
More than one year, but not exceeding two years	8,689	9,230
More than two years, but not exceeding three years	8,181	8,689
More than three years, but no exceeding four years	7,704	8,181
More than four years, but not exceeding five years	7,253	7,704
Exceeding five years	—	7,253

Total	540,081	41,057
Less: amount due within one year	(508,254)	—

Amount due after one year	31,827	41,057

YANZHOU COAL MINING COMPANY LIMITED

39.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

Except the amounts disclosed above, the amounts due to the Parent Company and/or its subsidiary companies have no specific terms of repayments.

Related Party Transactions

During the periods, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
Income
Sales of coal	856,580	523,015	229,730
Sales of auxiliary materials	369,855	350,873	472,899
Utilities and facilities	29,000	29,000	29,000
Railway transportation services	—	—	66
Expenditure
Utilities and facilities	355,953	354,424	285,166
Annual fee for mining rights	12,980	12,980	12,980
Purchases of supply materials and equipment	341,935	303,549	373,710
Repair and maintenance services	197,624	222,949	225,408
Social welfare and support services	242,952	207,062	188,825
Technical support and training	15,130	15,130	15,130
Road transportation services	53,346	63,478	17,216
Construction services	—	160,342	507,824

During the periods, the Group had the following significant transactions with a related party, certain management members of which were also management members of the Group:

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
Sales of coal by the Group	—	—	77,155
Transaction services provided to the Group	—	—	74,783

Certain expenditure for social welfare and support services (excluding medical and child care expenses) of RMB63,361,000, RMB63,275,000 and RMB63,530,000 for each of the three years ended December 31, 2005, 2004 and 2003, respectively, and for technical support and training of RMB15,130,000 for each of the three years ended December 31, 2005, 2004 and 2003, have been charged by the Parent Company at a negotiated amount per annum, subject to changes every year.

The above transactions were charged either at market prices or based on terms agreed by both parties.

YANZHOU COAL MINING COMPANY LIMITED

39.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

During the year, the Company acquired Heze from the Parent Company. Details of this acquisition are set out in note 36.

In addition to the above, the Company participates in a multi-employer scheme of the Parent Company in respect of retirement benefits (see notes 8 and 41).

Transactions/balances with other state-controlled entities in the PRC

The Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government (“state-controlled entities”). In addition, the Group itself is part of a larger group of companies under the Parent Company which is controlled by the PRC government. Apart from the transactions with the Parent Company and fellow subsidiaries and other related parties disclosed above, the Group also conducts business with other state-controlled entities. The directors consider those state-controlled entities are independent third parties so far as the Group’s business transactions with them are concerned.

In establishing its pricing strategies and approval process for transactions with other state-controlled entities, the Group does not differentiate whether the counter-party is a state-controlled entity or not.

Material transactions with other state-controlled entities are as follows:

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
Trade sales	3,855,545	4,466,519	3,941,149

Trade purchases	1,607,729	1,541,147	1,760,528

Material balances with other state-controlled entities are as follows:

	At December 31
	2005	2004
	RMB’000	RMB’000
Amounts due from other state-controlled entities	350,688	400,603

Amounts due to other state-controlled entities	270,559	303,103

In addition, the Group has entered into various transactions, including deposits placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

YANZHOU COAL MINING COMPANY LIMITED

39.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

Except as disclosed above, the directors are of the opinion that transactions with other state-controlled entities are not significant to the Group’s operations.

Compensation of key management personnel

The remuneration of directors and other members of key management was as follows:

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
Directors’ fee	342	324	247
Salaries, allowance and other benefit in kind	1,503	1,029	321
Retirement benefit scheme contribution	678	463	144

	2,523	1,816	712

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

40.	COMMITMENTS

	At December 31,
	2005	2004
	RMB’000	RMB’000
Capital expenditure contracted for but not provided in the financial statements in respect of acquisition of property, plant and equipment	920,907	12,872
Capital expenditure authorized but not contracted for in respect of development of new coal mines	1,900,000	2,100,000

	2,820,907	2,112,872

In accordance with the regulations of the State Administration of Work Safety, the Group has a commitment to incurre RMB8 per tone of raw coal mined from May 1, 2004 aggregating to RMB91,462,000 (2004: RMB5,848,000) on enhancement of safety production environment and facilities (“Work Safety Cost”)

YANZHOU COAL MINING COMPANY LIMITED

41.	RETIREMENT BENEFITS

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

The amount of contribution paid to the Parent Company were RMB522,650,000, RMB408,462,000 and RMB349,377,000 for the years ended December 31, 2005, 2004, and 2003.

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

42.	HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the three years ended December 31, 2005, 2004 and 2003. Such expenses, amounting to RMB37,200,000 for each of the three years ended December 31, 2005, 2004 and 2003, have been included as part of the social welfare and support services expenses summarized in note 39.

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

YANZHOU COAL MINING COMPANY LIMITED

43.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of bank balances and cash, bills and accounts receivable, bills and accounts payables, other payables and accrued expenses and variable debts approximate their fair value because of the short maturity of these amounts or because they are stated at present value discounted using market rates. In addition, the carrying amount of bank borrowing approximates its fair value as the interest rate approximates the market rate.

44.	CONCENTRATION OF CREDIT RISK

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

For the years ended December 31, 2005, 2004 and 2003, net sales to the Group’s five largest domestic customers accounted for approximately 20.0%, 15.3% and 18.5%, respectively, of the Group’s total net sales. Net sales to the Group’s largest domestic customer accounted for 13.4%, 9.2% and 11.3% of the Group’s net sales for the years ended December 31, 2005, 2004 and 2003, respectively. The Group’s largest domestic customer was the Huadian Power International Corporation Limited (“Huadian”) for the year ended December 31, 2005 (2004: Huadian; 2003: the Shandong Power and Fuel Company). The Shandong Power and Fuel Company purchases coal on behalf of several power plants in Shangdong Province, the largest of which, the Zouxian Electric Power Plant, alone accounted for 9.6% of the Group’s net sales for the years ended December 31, 2003.

Details of the amounts receivable from the five customers with the largest receivable balances at December 31, 2005 and 2004 are as follows:

	Percentage of accounts receivable
	At December 31,
	2005	2004
Five largest receivable balances	66%	75%

YANZHOU COAL MINING COMPANY LIMITED

45.	SUBSEQUENT EVENT

Pursuant to a meeting for the holders of A shares of the Company held on March 6, 2006, the share reform plan (“Share Reform Plan”) was approved by the relevant shareholders. Under the Share Reform Plan, 2.5 A shares for every existing 10 A shares would be offered by the Parent Company and the non-tradable legal person shares held by the Parent Company would then be converted to tradable shares in 4 years time according to formula. The Share Reform Plan has been further approved by the Ministry of Commerce of the PRC on March 21, 2006.

46.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND PRC GAAP

The consolidated financial statements prepared under IFRS and those prepared under PRC GAAP have the following major differences:

(i)	adjustment of future development fund, which is charged to income before income taxes under PRC GAAP, to shareholders’ equity;

(ii)	reversal of the Work Safety Cost provided but not yet ultizing for the enhancement of safety production environment and facilities (see note 40), which is charged as expenses when provided under PRC GAAP;

(iii)	negative goodwill arising under IFRS for the acquisition of Jining III was recognized as income in the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets prior to January 1, 2005. No negative goodwill is recognized under PRC GAAP;

(iv)	the installments payable to the Parent Company for the acquisition of Jining III have been stated at present value discounted using market rates under IFRS while under PRC GAAP, the installments payable are stated at gross amounts. Accordingly, deemed interest expense arises on the installments payable to the Parent Company under IFRS and no such interest expenses are recognized under PRC GAAP;

(v)	write off pre-operating expenses capitalized in a subsidiary of the Company as a long term asset under PRC GAAP.

(vi)	reversal of amortization of goodwill under PRC GAAP, which is not amortized but instead tested for impairment at least annually under IFRS from January 1, 2005 onwards; and

(vii)	recognition of a deferred tax asset/liability under IFRS for the tax consequence of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

YANZHOU COAL MINING COMPANY LIMITED

46.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND PRC GAAP - continued

The following table summarizes the differences between IFRS and PRC GAAP:

	Net income attributable to the equity holders of the Company for the year ended December 31,			Net assets attributable to equity holders of the Company as at December 31,
	2005	2004	2003	2005	2004
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As per consolidated financial statements prepared under IFRS	2,881,461	3,154,317	1,386,686	17,618,577	15,523,751
Impact of IFRS adjustments in respect of:
- transfer to future development fund which is charged to income before income taxes under PRC GAAP	(381,208)	(331,548)	(259,674)	(269,945)	(96,669)
- reversal of Work Safety Cost	(238,600)	(204,668)	—	(443,268)	(204,668)
- release of negative goodwill to income	—	(27,620)	(27,620)	(138,101)	(110,480)
- deemed interest expenses	3,858	4,550	5,261	113,220	109,362
- write-off of pre-operating expenses of a subsidiary	121,801	—	—	121,801	—
- reversal of goodwill amortisation	(15,006)	—	—	(15,006)	—
- deferred tax effect on temporary differences not recognized under PRC GAAP	123,175	111,976	(65)	146,279	23,104
- others	—	778	777	8,070	8,071

As per consolidated financial statements prepared under PRC GAAP	2,495,481	2,707,785	1,105,365	17,141,627	15,252,471

Note:	There are also differences in other items in the consolidated financial statements due to differences in classification between IFRS and PRC GAAP.

YANZHOU COAL MINING COMPANY LIMITED

47.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP

The consolidated financial statements are prepared in accordance with IFRS, which differ in certain significant respects from US GAAP. The significant differences relate principally to the accounting for the acquisitions of Jining II, Jining III and Railway Assets, the cost bases of property, plant and equipment and land use rights and related adjustments to deferred taxation.

Under IFRS, the acquisitions of Jining II, Jining III and the Railway Assets have been accounted for using the purchase method which accounts for the assets and liabilities of Jining II, Jining III and the Railway Assets at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill. Prior to January 1, 2005, such goodwill was amortized over a period of ten to twenty years. Subsequent to January 1, 2005, such goodwill is tested for impairment at least annually. Prior to January 1, 2005, any excess of the fair value of the net assets acquired over the purchase consideration is recorded as negative goodwill, which was presented as a deduction from the assets of the Group in the consolidated balance sheet. Such negative goodwill was released to the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets. The carrying amount of negative goodwill has been de-recognized and adjusted to the opening retained earnings at January 1, 2005.

Under US GAAP, as the Group, Jining II, Jining III, the Railway Assets and Heze are entities under the common control of the Parent Company, the assets and liabilities of Jining II, Jining III, the Railway Assets and Heze are required to be included in the consolidated balance sheet of the Group at historical cost. The difference between the historical cost of the assets and liabilities of Jining II, Jining III, the Railway Assets and Heze acquired and the purchase price paid is recorded as an adjustment to shareholders’ equity.

In applying the pooling of interest method, the financial statement items of the combining enterprises for the period in which the combination occurs and for any comparative periods disclosed should be included in the financial statements of the combined enterprises as if they had been combined from the beginning of the earliest period presented. The effect of accounting for the acquisition of Heze using the pooling of interest method on the net income under US GAAP for the year ended December 31, 2004 and 2003 is as follows:

	Year ended December 31,
	2004	2003
	RMB’000	RMB’000
Net income
As previously reported	3,272,478	1,499,249
Pooling of interest adjustment
Net loss from Heze	(8,586)	—

As restated	3,263,892	1,499,249

YANZHOU COAL MINING COMPANY LIMITED

47.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP- continued

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

Under IFRS, property, plant and equipment and prepaid lease payments have been stated based on their respective fair values at the date of acquisition even for cases involving transaction between entities under common control. The fair value amount becomes the new cost basis of the assets of the Company formed from the reorganization and depreciation is based on such new basis. Under US GAAP, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. Accordingly, property, plant and equipment and prepaid lease payments are restated at the historical cost and no additional depreciation on the fair value amounts will be recognized under US GAAP. However, a deferred tax asset relating to the difference in cost bases between the fair value at the date of acquisition and historical cost is required to be recognized under US GAAP and the tax bases of the assets are the fair value amount at the date of acquisition.

Under IFRS, the acquisition of Yanmei Shipping has been accounted for using purchase method which accounted for the assets and liabilities of Yanmei Shipping at their fair value at the date of acquisition. The excess of the purchase consideration over the value of the net assets acquired is capitalized and amortized over a period of ten years prior to January 1, 2005. No further difference in this treatment of goodwill are identified from January 1, 2005 onwards. Under US GAAP, goodwill is not amortized but instead tested for impairment at least annually.

YANZHOU COAL MINING COMPANY LIMITED

47.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP - continued

The adjustments necessary to restate net income and shareholders’ equity in accordance with US GAAP are shown in the tables set out below.

	Year ended December 31,
	2005		2004		2003
	RMB’000		RMB’000		RMB’000
Income attributable to the equity holders of the Company as reported under IFRS		2,881,461		3,154,317		1,386,686
US GAAP adjustments:
Additional depreciation charged on fair valued property, plant and equipment and prepaid lease payments		187,885		187,418		188,191
Additional deferred tax charge due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and prepaid lease payments and capitalization of mining rights		(64,188)		(64,034)		(64,289)
Amortization of negative goodwill on acquisition of Jining III		—		(27,620)		(27,620)
Amortization of mining rights of Jining III		6,624		6,624		6,624
Amortization of goodwill arising on acquisition of Jining II		—		777		777
Amortization of goodwill arising on acquisition of the Railway Assets		—		13,880		8,880
Amortization of goodwill arising on acquisition of Yanmei Shipping		—		1,116		—
Loss of Heze included in the Group using the pooling of interest method		(17,071)		(8,586)		—

Income under US GAAP		2,994,711		3,263,892		1,499,249

Earnings per share under US GAAP, Basic and diluted	RMB	0.61	RMB	0.69	RMB	0.33

Earnings per ADS under US GAAP Basic and diluted	RMB	30.44	RMB	34.40	RMB	16.32

YANZHOU COAL MINING COMPANY LIMITED

47.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP - continued

	At December 31,
	2005	2004
	RMB’000	RMB’000
Equity attributable to the equity holders of the Company as reported under IFRS	17,618,577	15,523,751
US GAAP adjustments:
Difference in cost bases of property, plant and equipment and prepaid lease payments	(2,561,032)	(2,561,032)
Additional depreciation/amortization charged on fair valued property, plant and equipment and prepaid lease payments	1,500,823	1,312,938
Additional deferred tax asset due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and prepaid lease payments	349,869	411,871
Goodwill arising on acquisition of Jining II	(10,106)	(10,106)
Negative goodwill arising on acquisition of Jining III, net	—	27,621
Mining rights of Jining III	(99,359)	(105,983)
Additional deferred tax asset due to a higher tax base resulting from capitalization of mining rights	32,788	34,974
Goodwill arising on acquisition of Railway Assets	(97,240)	(97,240)
Amortization of goodwill on acquisition of Yanmei Shipping	1,116	1,116
Net assets of Heze incorporated under pooling of interest
- current assets	—	442,355
- property, plant and equipment, net	—	192,963
- current liabilities	—	(44,292)
- minority interests	—	(25,592)

	—	565,434

Consideration payable on acquisition of Heze	—	(584,008)
Goodwill arising on acquisition of Heze	(35,645)	—

Shareholders’ equity under US GAAP	16,699,791	14,519,336

YANZHOU COAL MINING COMPANY LIMITED

47.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP - continued

A reconciliation of certain significant financial statement line items to the approximate amounts determined under US GAAP is as follows:

	At December 31,
	2005	2004
	RMB’000	RMB’000
Total current assets
As reported under IFRS	10,951,151	8,319,577
US GAAP adjustments:
Net assets of Heze incorporated under pooling of interest
- current assets	—	442,355
Consideration payable on acquisition of Heze	—	(584,008)

As adjusted under US GAAP	10,951,151	8,177,924

Mining rights
As reported under IFRS	153,265	138,617
US GAAP adjustment:
Mining rights of Jining III	(99,359)	(105,983)

As adjusted under US GAAP	53,906	32,634

YANZHOU COAL MINING COMPANY LIMITED

47.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP - continued

	At December 31,
	2005	2004
	RMB’000	RMB’000
Prepaid lease payments
As reported under IFRS
- Current portion	13,465	13,171
- Non-current portion	579,773	578,547

	593,238	591,718
US GAAP adjustments:
Difference in cost bases of land use rights	(550,634)	(550,634)
Additional depreciation charged on land use rights	64,261	53,248

As adjusted under US GAAP	106,865	94,332

Analysis as:
Current	13,465	13,171
Non-current	93,400	81,161

	106,865	94,332

Property, plant and equipment
As reported under IFRS	9,318,486	8,537,150
US GAAP adjustments:
Difference in cost bases of property, plant and equipment	(2,010,398)	(2,010,398)
Additional depreciation charged on property, plant and equipment	1,436,562	1,259,690
Net assets of Heze incorporated under pooling of interests
- Property, plant and equipment	—	192,963

As adjusted under US GAAP	8,744,650	7,979,405

YANZHOU COAL MINING COMPANY LIMITED

47.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP - continued

	At December 31,
	2005	2004
	RMB’000	RMB’000
Goodwill
As reported under IFRS	153,037	117,392
US GAAP adjustments:
Goodwill arising on contingent payment for acquisition of Railway Assets, net	(97,240)	(97,240)
Goodwill arising on acquisition of Jining II, net	(10,106)	(10,106)
Goodwill arising on acquisition of Heze	(35,645)	—
Amortization arising on acquisition of Yanmei Shipping	1,116	1,116

As adjusted under US GAAP	11,162	11,162

Negative goodwill
As reported under IFRS	—	(27,621)
US GAAP adjustment:
Negative goodwill arising on acquisition of Jining III, net	—	27,621

As adjusted under US GAAP	—	—

Deferred tax assets/(liability)
As reported under IFRS	(146,279)	(23,104)
US GAAP adjustments:
Additional deferred tax asset attributable to differences in cost bases of property, plant and equipment	189,366	247,734
Additional deferred tax asset attributable to differences in cost bases of land use rights	160,503	164,137
Additional deferred tax asset attributable to capitalization of mining rights	32,788	34,974

As adjusted under US GAAP	236,378	423,741

YANZHOU COAL MINING COMPANY LIMITED

47.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP - continued

	At December 31,
	2005	2004
	RMB’000	RMB’000
Current liabilities
As reported under IFRS	3,429,030	2,545,111
US GAAP adjustment:
Net assets of Heze incorporated under pooling of interest	—	44,292

As adjusted under US GAAP	3,429,030	2,589,403

Minority interest
As reported under IFRS	28,731	3,674
US GAAP adjustment:
Net assets of Heze incorporated under pooling of interest	—	25,592

As adjusted under US GAAP	28,731	29,266

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
Cost of sales and service provided
As reported under IFRS	5,288,588	4,551,703	3,755,023
US GAAP adjustments:
Additional depreciation charged on property, plant and equipment	(165,677)	(164,169)	(163,459)
Amortization of mining rights of Jining III	(6,624)	(6,624)	(6,624)

As adjusted under US GAAP	5,116,287	4,380,910	3,584,940

YANZHOU COAL MINING COMPANY LIMITED

47.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP - continued

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
Selling, general and administrative expenses
As reported under IFRS	1,918,788	1,479,863	1,264,858
US GAAP adjustments:
Additional depreciation charged on:
- property, plant and equipment	(11,105)	(12,236)	(13,719)
- land use rights	(11,103)	(11,013)	(11,013)
Amortization of goodwill arising on acquisition of Railway Assets	—	(13,880)	(8,880)
Amortization of goodwill arising on acquisition of Jining II	—	(777)	(777)
Amortization of goodwill arising on acquisition of Yanmei Shipping	—	(1,116)	—
Loss of Heze included in the Group using the pooling of interest method	17,071	8,586	—

As adjusted under US GAAP	1,913,651	1,449,427	1,230,469

Other Operating income
As reported under IFRS	135,038	165,732	105,845
US GAAP adjustments:
Amortization of negative goodwill on acquisition of Jining III	—	(27,620)	(27,620)
Reclassification of interest income from bank deposits and investments in securities to other income	(91,715)	(92,711)	(17,814)
Reclassification of dividend income to other income	(4,465)	(4,465)	(4,810)

As adjusted under US GAAP	38,858	40,936	55,601

YANZHOU COAL MINING COMPANY LIMITED

47.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP - continued

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
Other income
As reported under IFRS	—	—	—
US GAAP adjustment:
Reclassification of interest income from bank deposits and investments in securities to other income	91,715	92,711	17,814
Reclassification of dividend income to other income	4,465	4,465	4,810

As adjusted under US GAAP	96,180	97,176	22,624

Income taxes
As reported under IFRS	1,538,036	1,518,762	587,710
US GAAP adjustments:
Additional deferred tax charges attributable to differences in cost bases of property, plant and equipment and prepaid lease payments	62,002	61,848	62,103
Additional deferred tax charges attributable to capitalization of mining rights	2,186	2,186	2,186

As adjusted under US GAAP	1,602,224	1,582,796	651,999

YANZHOU COAL MINING COMPANY LIMITED

47.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP - continued

The following US GAAP condensed consolidated balance sheets and statements of income have been derived from the financial statements prepared in accordance with IFRS and reflect the adjustments and reclassifications presented above to conform to US GAAP.

CONSOLIDATED BALANCE SHEETS

	At December 31,
	2005	2004
	RMB’000	RMB’000
Assets
Current assets	10,951,151	8,177,924

Mining rights	53,906	32,634
Prepaid lease payment	93,400	81,161
Property, plant and equipment	8,744,650	7,979,405
Goodwill	11,162	11,162
Deferred tax assets	236,378	423,741
Other non-current assets	98,732	673,035

	20,189,379	17,379,062

Liabilities and shareholders’ equity
Current liabilities	3,429,030	2,589,403
Non-current liabilities	31,827	241,057
Shareholders’ equity	16,699,791	14,519,336
Minority interest	28,731	29,266

	20,189,379	17,379,062

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,
	2005	2004	2003
	RMB’000	RMB’000	RMB’000
Railway transportation service income	163,437	220,771	154,585
Gross sales of coal	12,283,588	11,757,052	8,386,629
Transportation costs of coal	(930,103)	(1,402,715)	(1,592,294)
Cost of sales and service provided	(5,116,287)	(4,380,910)	(3,584,940)
Selling, general and administrative expenses	(1,913,651)	(1,449,427)	(1,230,469)
Other operating income	38,858	40,936	55,601
Interest expenses	(24,611)	(35,942)	(59,966)
Other income	96,180	97,176	22,624

Income before income taxes	4,597,411	4,846,941	2,151,770
Income taxes	(1,602,224)	(1,582,796)	(651,999)

Income before minority interest	2,995,187	3,264,145	1,499,771
Minority interest	(476)	(253)	(522)

Net income	2,994,711	3,263,892	1,499,249

YANZHOU COAL MINING COMPANY LIMITED

47.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP - continued

Details of effect of recent accounting pronouncements in the US GAAP are as follows:

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004) (“SFAS No. 123-R”). “Share-Based Payment”, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS No. 123-R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Generally, the approach in SFAS No. 123-R is similar to the approach described in SFAS No. 123. However, SFAS No. 123-R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on the grant-date fair values. Pro forma disclosure previously permitted under SFAS No. 123 is no longer an alternative. The new standard, as recently amended, will be effective for the Group in the annual reporting period beginning after January 1, 2006. Under SFAS No. 123-R, the Group could elect the modified prospective or modified retroactive option for transition on the adoption of this new standard. Under the modified retroactive option, prior periods are adjusted on a basis consistent with the pro forma disclosures previously required for those periods by SFAS No. 123. Under the modified prospective option, compensation expense for all unvested stock options must be recognized on or after the required effective date based on the grant-date fair value of those stock options. The Group does not issue stock options and therefore the adoption of SFAS No. 123-R did not have material impact on the Group’s financial statements.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4”. SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. The Group adopted SFAS No.151 on July 1, 2005 and it did not have a material effect on the Group’s financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29” (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Group does not anticipate that the adoption of this statement will have a material effect on the Group’s financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”) which replaces Accounting Principles Board Opinions No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Group does not anticipate that the adoption of this statement will have a material effect on the Group’s financial position or results of operations.