Form 20-F
period 2006-12-31
YANZHOU COAL MINING CO LTD
filed 2007-06-29
CIK 1048098

As filed with Securities and Exchange Commission on June 29, 2007

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

298 South Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares	New York Stock Exchange
H Shares, par value RMB1.00 each	New York Stock Exchange*

*	Not for trading in the United States, but only in connection with the listing of the American Depositary Shares.

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.                    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.            Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.     Yes  ☐    No  ☐

CAUTIONARY STATEMENT

Certain information contained in this Annual Report which does not relate to historical financial information may be deemed to constitute forward-looking statements. The words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “believe” or similar expressions are intended to identify “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, or the Exchange Act. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. These forward-looking statements include, without limitation, statements relating to:

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

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties, which could cause actual results to differ materially from our expectations. These risks are more fully described in the section entitled “Item 3. Key Information – Risk Factors”.

Consequently, all of the forward-looking statements made in this Annual Report are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us, our business or operations.

Unless otherwise indicated, statistical and market trend information, as well as statements related to market position and competitive data, are based on our internal statistics and/or estimates gathered from our own research and/or various publicly available sources.

CERTAIN DEFINITIONS AND SUPPLEMENTAL INFORMATION

As used herein, references to “we”, “our”, “Company”, “our Company” or “us” refer to Yanzhou Coal Mining Company Limited and its subsidiaries which have been consolidated into the accounts of Yanzhou Coal Mining Company Limited for the purpose of the consolidated financial statements, unless the context indicates otherwise. References to the “Yankuang Group” or “Controlling Shareholder” include references to Yankuang Group Corporation Limited (formerly known as Yanzhou Mining (Group) Corporation Limited) and, in respect of references to any time prior to our incorporation, are to the businesses, assets and liabilities of the Predecessor that were not transferred to us in the restructuring and incorporation of the Company (defined below) in 1997 and, where the context requires, includes our subsidiaries, and references to the “Predecessor” mean the entity that held all our assets and liabilities as well as the assets and liabilities of the Controlling Shareholder prior to the Restructuring.

As used herein, references to “the Company” refers to Yanzhou Coal Mining Company Limited on a stand-alone basis and does not include its subsidiaries that have been consolidated into our accounts for the purposes of the consolidated financial statements. The subsidiaries of the Company which have been consolidated into our accounts for the purposes of the consolidated financial statements include: Shandong Yanmei Shipping Co., Ltd. (“Yanmei Shipping”), Zhongyan Trading Co. Ltd. of Qingdao Bonded Area (“Zhongyan Trading”), Yanzhou Coal Yulin Nenghua Co., Ltd. (“Yulin Nenghua”), Yancoal Australia Pty Limited (“Yancoal Australia”), Yanmei Shanxi Nenghua Co., Ltd. (“Shanxi Nenghua”), and Yanmei Heze Power Chemical Co., Ltd. (“Heze Nenghua”).

References to Shares herein refer to our (i) domestic invested shares held by the Controlling Shareholder on behalf of the State, RMB1.00 par value each (the “State Legal Person Shares”), (ii) domestic invested shares other than those held by the Controlling Shareholder, RMB1.00 par value each (the “RMB Ordinary A Shares”), (iii) overseas listed foreign invested shares issued and traded in HK dollars, par value RMB1.00 each (the “H Shares”), and (iv) American Depositary Shares (“ADSs”), each of which represents 50 H Shares, collectively. The ADSs are evidenced by American Depositary Receipts (“ADRs”).

References to the “Domestic Shares” herein refer to the State Legal Person Shares held by Yankuang Group on behalf of the State and RMB Ordinary A Shares collectively.

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

Our audited financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), which differ in certain material respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Note 46 to our audited financial statements provides a reconciliation of our financial statements to U.S. GAAP in accordance with Item 18 of Form 20-F.

References to the “Financial Statements” herein refer to the Financial Statements in Item 18 of this Form 20-F annual report.

EXCHANGE RATES

Unless otherwise specified, references in this Form 20-F to “U.S. dollars” or “U.S.$” are to United States dollars, references to “HK dollars” or “HK$” are to Hong Kong dollars and references to “Renminbi” or “RMB” are to Renminbi yuan.

Solely for the convenience of the reader, certain items in this Form 20-F contain translations of Renminbi amounts into U.S. dollars. All such Renminbi translations of amounts from Renminbi to U.S. dollars have been made, except as otherwise noted, at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 29, 2006 of U.S.$1.00 = RMB7.8041. No representation is made that the Renminbi amounts could have been or could be converted into U.S. dollars at that rate or at any other rate.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Historical Financial Information

The following selected financial information presents our consolidated income statement data, consolidated balance sheet data and consolidated cash flow data as of and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006. The following financial information should be read in conjunction with the audited financial statements included elsewhere in this report. Unless otherwise indicated, the financial statements are prepared and presented in accordance with International Financial Reporting Standards, also known as “IFRS”. For a reconciliation of the IFRS as compared to generally accepted accounting principles in the United States, also known as “U.S. GAAP”, see Note 46 to the financial statements. In 2006, we have applied, for the first time, a number of new standards, amendments and interpretations (“New IFRS”) issued by the International Accounting Standards Board (the “IASB”) and the International Financial Reporting Interpretations Committee of the IASB which are either effective for accounting periods beginning on or after December 1, 2005 or January 1, 2006. Since the adoption of the new IFRS did not have a material effect on how the result for the current or prior accounting periods have been prepared and presented, no prior period adjustment was required. See Note 3 to the financial statements included in Item 18.

	As of and for the Year Ended December 31,
	2002	2003	2004	2005	2006	2006
	RMB	RMB	RMB	RMB	RMB	U.S.$
	(Amounts in millions except numbers of Shares and ADSs, and per Share, per ADS and operating data)
INCOME STATEMENT DATA
IFRS
Net Revenue
Net sales of coal	6,213.9	6,794.3	10,354.3	11,353.5	11,846.9	1,518.0
The Company(2)	6,213.9	6,794.3	10,354.3	11,353.5	11,710.7	1,500.6
Domestic	3,414.0	4,337.1	7,407.0	8,421.5	9,365.9	1,200.1
Export(3)	2,799.9	2,457.2	2,947.3	2,932.0	2,344.8	300.5
Yancoal Australia	—	—	—	—	114.4	14.7
Shanxi Nenghua	—	—	—	—	21.8	2.7
Railway transportation service income	142.5	154.6	220.8	163.4	160.4	20.5

	As of and for the Year Ended December 31,
	2002	2003	2004	2005	2006	2006
	RMB	RMB	RMB	RMB	RMB	U.S.$
	(Amounts in millions except numbers of Shares and ADSs, and per Share, per ADS and operating data)
Total net revenue(4)	6,356.4	6,948.9	10,575.1	11,516.9	12,007.3	1,538.5
Gross profit	2,993.5	3,193.9	6,023.4	6,228.3	5,817.3	745.4
Interest expenses	(117.9)	(60.0)	(35.9)	(24.6)	(26.3)	(3.4)
Income before income taxes	1,748.2	1,974.9	4,673.3	4,420.0	3,726.6	477.5
Net income attributable to our equity holders	1,222.0	1,386.7	3,154.3	2,881.5	2,373.0	304.1
Net income/Earnings per Share	0.43	0.30	0.66	0.59	0.48	0.06
Net income/Earnings per ADS	21.29	15.1	33.25	29.29	24.12	3.09
Operating income per Share	0.65	0.44	0.99	0.90	0.76	0.10
Income from continuing operation per ADS	32.51	22.16	49.64	45.18	37.88	4.85

U.S. GAAP
Net income(5)	1,325.7	1,499.2	3,263.9	2,991.1	2,405.8	308.3
Net income per Share	0.46	0.33	0.69	0.61	0.49	0.06
Net income per ADS	23.10	16.32	34.40	30.41	24.46	3.13

CASH FLOW DATA
IFRS
Net cash provided by operating activities	2,239.7	2,701.2	4,418.4	3,939.3	3,767.2	482.7
Depreciation	851.1	920.5	958.7	952.1	1,062.0	136.1
Net cash used in investing activities	(2,165.5)	(1,310.3)	(2,300.8)	(2,262.5)	(3,625.5)	(464.6)
Net cash (used in) provided by financing activities	345.2	(911.4)	1,075.4	(1,009.3)	(1,291.5)	(165.5)

OTHER FINANCIAL DATA
Income before income tax	1,748.2	1,974.9	4,673.3	4,420.0	3,726.6	477.5
Add: Interest expenses	117.9	60.0	35.9	24.6	26.3	3.4
Less: Interest income	30.2	17.8	92.7	91.7	94.3	12.1
Add: Depreciation and amortisation	858.5	950.1	994.3	971.9	1,088.2	139.4
EBITDA(6)	2,694.4	2,967.2	5,610.8	5,324.8	4,746.8	608.2
EBITDA margin(7)	42.4%	42.7%	53.1%	46.2%	39.5%	39.5%

OPERATING DATA
Raw coal production (‘000 tonnes)	38,435	43,279	39,146	34,655	36,051	N/A
The Company(2) (‘000 tonnes)	38,435	43,279	39,146	34,655	35,485	N/A
Yancoal Australia (‘000 tonnes)	—	—	—	—	447	N/A
Shanxi Nenghua (‘000 tonnes)	—	—	—	—	119	N/A
Net sales (‘000 tonnes)	35,048	39,408	38,004	32,485	34,663	N/A
The Company(2) (‘000 tonnes)	35,048	39,408	38,004	32,485	34,330	N/A
Domestic (‘000 tonnes)	20,582	25,776	27,988	25,234	28,194	N/A
Export (‘000 tonnes)	14,466	13,632	10,016	7,251	6,136	N/A
Yancoal Australia (‘000 tonnes)	—	—	—	—	192	N/A
Shanxi Nenghua (‘000 tonnes)	—	—	—	—	141	N/A

BALANCE SHEET DATA
IFRS
Total current assets	3,873.4	4,430.5	8,319.6	10,951.1	9,871.9	1,265.0
Total current liability	1,662.7	2,372.0	2,545.1	3,429.0	3,828.0	490.5
Net current assets	2,170.7	2,058.5	5,774.5	7,522.1	6,043.9	774.5
Property, plant and equipment, net	8,276.9	8,616.4	8,537.2	9,318.5	12,139.9	1,555.6
Total assets	12,924.0	13,909.9	18,336.7	21,254.4	23,458.7	3,005.9
Total long-term borrowing	1,261.3	650.9	441.1	231.8	403.1	51.7
Equity attributable to our equity holders	9,995.0	11,083.2	15,523.8	17,618.6	18,931.8	2,425.9

U.S. GAAP
Property, plant and equipment and prepaid lease payment, net	7,271.4	7,785.8	8,073.7	9,279.7	11,860.3	1,519.8
Total assets	11,787.5	12,845.8	17,379.1	20,136.7	22,134.1	2,836.2
Equity attributable to our equity holders	8,858.5	10,019.2	14,519.3	16,565.3	17,913.2	2,295.4

Number of Shares
Domestic Shares	1,850.0	1,850.0	1,850.0	2,960.0	2,960.0	2,960
H Shares (including H Shares represented by ADS)	1,020.0	1,020.0	1,224.0	1,958.4	1,958.4	1,958.4
ADS	20.4	20.4	24.48	39.168	39.168	39.168
Dividend per

	As of and for the Year Ended December 31,
	2002	2003	2004	2005	2006	2006
	RMB	RMB	RMB	RMB	RMB	U.S.$
	(Amounts in millions except numbers of Shares and ADSs, and per Share, per ADS and operating data)
Domestic Share/H Share(8)	0.10	0.104	0.164	0.260	0.220	0.028
ADS(9)	5.00	5.20	8.20	13.00	11.0	1.410

(1)	The above financial highlights as of and for the year 2004 represent the data resulting from the consolidation of the financial statements of Yanmei Shipping, Yulin Nenghua and Yancoal Australia . The above financial highlights as of and for the year 2005 represent the data resulting from the additional consolidation of the financial statements of Heze Nenghua. The above financial highlights as of and for the year 2006 represent the data resulting from the additional consolidation of the financial statements of Shanxi Nenghua. The gross profit, taxes and surcharges resulting from the principal businesses of Yanmei Shipping are calculated as our transportation cost of coal. As the sales income, operation results, and assets of Yanmei Shipping have only limited impact on us, they are not separately set out and analyzed in this report. Heze Nenghua and Yulin Nenghua are currently in the construction stage and have limited impact on our financial results, and hence are not separately set out and analyzed in this report.
(2)	“The Company” does not include the subsidiaries that have been consolidated into our accounts for the purposes of the consolidated financial statements. The subsidiaries that have been consolidated into our accounts for the purposes of the consolidated financial statements include: Yanmei Shipping, Zhongyan Trading, Yulin Nenghua, Yancoal Australia, Shanxi Nenghua, and Heze Nenghua.
(3)	Export sales constituted 44.0%, 35.4%, 27.9%, 25.5% and 20.0% of total net revenue of the Company in 2002, 2003, 2004, 2005 and 2006.
(4)	Total net revenue is the sum of net sales of coal and railway transportation service income.
(5)	The net income for the year ended December 31, 2004 and the total assets value and owners’ equity as of December 31, 2004 under U.S. GAAP included the loss and net assets of Heze Nenghua acquired in 2005 using the pooling of interest method. The net income for the year ended December 31, 2005 and the total assets value and owners’ equity as of December 31, 2005 under U.S. GAAP included the loss and net assets of Shanxi Nenghua acquired in 2006 using the pooling of interest method.
(6)	EBITDA refers to earnings before interest income, interest expense, taxes, depreciation and amortization. EBITDA should not be construed as an alternative to operating income or any other measure of performance or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing and financing activities. The items of net income excluded from EBITDA are significant components in understanding and assessing our financial performance, and EBITDA does not take into account capital expenditures or changes in working capital, which could have a material impact on our operating cash flow. Our computation of EBITDA may not be comparable to other similarly titled measures of other companies. We have included the information concerning EBITDA because management believes it is a useful supplement to cash flow data as a measure of our performance.
(7)	EBITDA margin represents EBITDA as a percentage of our total net revenue.
(8)	The calculation of Dividend per Domestic Share/H Share is based on the dividend paid in the relevant year and total number of Domestic Shares and H Shares ranking for the dividend.
(9)	Dividend per ADS is calculated at 50 times Dividend per Domestic Share/H Share based on one ADS being equivalent to 50 H Shares.

Exchange Rate Information

The following table sets forth, for the periods indicated, the noon buying rates for U.S. dollars in New York for cable transfers payable in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York expressed in Renminbi per U.S. dollar:

	Noon Buying Rate
Period	Period End	Average(1)	High	Low
	(expressed in RMB per U.S.$)
2002	8.2800	8.2772	8.2800	8.2700
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
December	7.8041	7.8219	7.8350	7.8041

	Noon Buying Rate
Period	Period End	Average(1)	High	Low
	(expressed in RMB per U.S.$)
2007	7.8041	7.9723	8.0702	7.8041
January	7.7714	7.7876	7.8127	7.705
February	7.7410	7.7502	7.7632	7.7410
March	7.7232	7.7369	7.7454	7.7232
April	7.7090	7.7247	7.7345	7.090
May	7.6516	7.6773	7.7065	7.6463
June (through June 22, 2007)	7.6220	7.6381	7.6680	7.6175

Source:	The Noon Buying Rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

(1)	Determined by averaging the rates on the last business day of each month during the respective period, except for monthly averages, which are determined by averaging the rates on each business day of the month.

On June 22, 2007 the noon buying rate for Renminbi was U.S.$1.00 = RMB7.6220

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business and results of operations are dependent on coal markets, which may be cyclical.

As the majority of our revenue is derived from sales of coal and coal-related products, our business and operating results are substantially dependent on the domestic and international demand for coal. The domestic and international coal markets are cyclical and exhibit fluctuation in supply and demand from year to year. They are subject to numerous factors beyond our control, including, but not limited to, the economic conditions in the PRC, the global economic conditions and fluctuations in industries with high demand for coal, such as the power and steel industries. Fluctuations in supply and demand for coal have effects on coal prices, which in turn affect our operating and financial performance. We have experienced substantial price fluctuations in the past and believe that such fluctuations will continue. The average selling price of our coal products per tonne was RMB272.45 in 2004, RMB349.50 in 2005 and RMB341.77 in 2006. The demand for coal is primarily affected by the overall economic development and the demand for coal from the electricity generation, steel and construction industries. The supply of coal, on the other hand, is primarily affected by the geographical location of the coal supplies, the volume of coal produced by the domestic and international coal suppliers, and the quality and price of competing sources of coal. Alternative fuels, such as natural gas, oil and nuclear power, and alternative energy sources, such as hydroelectric power, and international shipping costs also have influences on the market demand for coal. Material changes in the international coal market may adversely affect our Company’s export sales and future operational results. Excess supply of coal or significant reduction in the demand for our coal by foreign or domestic electricity generation or steel industries may have an adverse effect on coal prices, which would in turn cause a decline in our profitability. In addition, any significant decline in domestic or export coal prices could materially and adversely affect our business and result of operations.

Our business relies on our major customers.

Prior to 2004, Shandong Power and Fuel Company was our largest domestic customer. For the year ended December 31, 2003, our sales to Shandong Power and Fuel Company accounted for 11.3% of our total net sales in 2003. In the past, Shandong Power and Fuel Company had purchased coal on behalf of several electric power plants in Shandong Province, including Zouxian Electric Power Plant. The Shandong Power and Fuel Company ceased to act as the central procurement center for coal on behalf of Zouxian Electric Power Plant and other electric power plants in Shandong Province after its restructuring at the end of 2003 and ceased to be our largest domestic customer.

For the years ended December 31, 2005 and 2006, Huadian Power International Corporation Limited (“Huadian”) replaced Shandong Power and Fuel Company and became our largest domestic customer. For the years ended December 31, 2005 and 2006, we supplied a total of 5.6 million and 4.9 million tonnes, representing 13.4% and 11.3% of our total net sales in 2005 and 2006, respectively, to Huadian. A substantial portion of Huadian’s coal purchases was supplied to Zouxian Electric Power Plant. Our sales of coal to Zouxian Electric Power Plant accounted for 9.5%, 13.2% and 11.2% of our total net sales in 2004, 2005 and 2006, respectively.

Zouxian Electric Power Plant’s total coal requirements were approximately 5.2 million tonnes in 2006. We estimated that we supplied approximately 92.3%, 83.6% and 92.9% of Zouxian Electric Power Plant’s coal requirements in 2004, 2005 and 2006, respectively. We believe we are likely to remain the principal coal supplier for Zouxian Electric Power Plant because (i) we are located within close proximity to Zouxian Electric Power Plant, (ii) Zouxian Electric Power Plant is unable to receive railway shipments of coal other than through our own railway network and (iii) Zouxian Electric Power Plant’s boilers were designed to use our coal. Given that a large percentage of our revenues is derived from the supply of coal to Zouxian Electric Power Plant, any adverse developments at Zouxian Electric Power Plant could have an adverse impact on our results of operations.

We do not have direct export rights.

Currently, we do not have direct export rights. As a result, all of our export sales must be made through intermediary export sales companies. We use export sales services provided by the following three companies: China Coal Energy Group Company, China National Minerals Import and Export Company Limited and Shanxi Coal Import and Export Group Company (collectively, the “Export Sales Companies”). The quantity, quality, prices and final customer destination of our export sales are determined by us, the Export Sales Companies and overseas coal purchasers. Although we are in the process of applying to the PRC Central Government, with the assistance of the Shandong provincial government, for direct export rights, there can be no assurance that we can obtain such rights. If we cannot obtain such direct export rights, we will have to continue to rely on intermediary export sales companies to export our coal.

Our business relies on short-term sales contracts and letters of intent.

The PRC Government undertook measures in recent years to introduce market-oriented mechanisms to the coal sale and purchase process, including for example, abolishing government-devised pricing guidance for thermal coal and other temporary price intervention measures to permit the suppliers and buyers to determine pricing through discussions. Major domestic coal suppliers and coal purchasers attend the Annual National Coal Trading Convention to negotiate and discuss the price and quantity of coal to be supplied and purchased for the coming year through the signing of letters of intent and short- and long-term supply contracts. Approximately 88.5%, 87.0% and 87.3% of our sales in 2004, 2005 and 2006, respectively, were derived from such sales contracts and letters of intent. These sales contracts and letters of intent generally specify the quantities and timing of purchases planned over a time period generally no longer than one year. Prices with respect to purchases made under the letters of intent are generally determined at the time of sale based on mutual agreement between us and the relevant customers. Such letters of intent may not be enforceable due to their omission of certain material terms. In addition, the PRC Government also adopted measures to ensure adequate allocation of railway transportation capacity to major coal suppliers and buyers and to improve market efficiency by permitting direct negotiation between the suppliers and buyers.

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

Approximately 60.0%, 53.6% and 50.8% of our total net sales in 2004, 2005 and 2006, respectively, were derived from sales of coal transported by the PRC’s national railway system (excluding coal sold to Zouxian Electric Power Plant which was transported entirely by and within our own railway network). As the railway system has limited transportation capacity and cannot fully satisfy coal transportation requirements, discrepancies between capacity and demand for transportation exist in certain areas of the PRC. Currently, our domestic customers are mainly located in Eastern China, where the railway system is relatively advanced. We generally utilize the national rail system to transport coal to our customers as well as major coal shipping ports in the eastern coast of China for transshipping to customers in the coastal region of China and overseas. No assurance can be given that we will continue to be allocated adequate railway transport capacity or acquire adequate rail cars, or that we will not experience any material delay in transporting our coal as a result of insufficient railway transport capacity or rail cars.

The coal reserve data in this Annual Report are only estimates.

The coal reserve data provided by us are only estimates which may differ materially from the actual in-place proven and probable reserves. Our reserves estimates may change substantially if new information subsequently becomes available. There are inherent uncertainties in estimating reserves, including many factors, assumptions and variables involved in estimating reserves that are beyond our control. Our actual results of operations may differ materially from our long-term business and operational plans based on the estimated coal reserve data. We cannot assure you that we will not adjust our coal reserve estimates in the future, and in such event, our results of operations may be materially and adversely affected.

Competition in the PRC and the international coal industry is increasing and our business and prospects will be adversely affected if we are not able to compete effectively.

We face competition in all areas of our business. Competition in the coal industry is based on many factors, including price, production capacity, coal quality and characteristics, transportation capability and costs, blending capability and brand name. Our coal business competes in the domestic and international markets with other large domestic and international coal producers. Some of our overseas competitors may have greater financial, marketing, distribution and other resources than we do, and have more well-known brand names in international markets. We currently compete favorably on the quality of our coal products. However, there can be no assurance that we will continue to compete favorably due to quality improvements by our competitors. We believe that we compete favorably with respect to transportation capability and costs due to the fact that our principal competitors are located mainly in Shanxi Province, Shaanxi Province and the Inner Mongolia Autonomous Region, where there is occasional insufficient rail capacity and significant costs incurred in transporting coal from these regions to Eastern China, where the strongest demand for coal is. However, improvements in the PRC national rail network will reduce our competitive advantage in transportation. For example, the PRC Government is planning to construct additional railways to transport coal from Northern and Northwestern China to Eastern China. Accordingly, the completion of these projects may increase the supply of coal available to customers in Eastern China, which may have a material adverse impact on our results of operations.

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

Underground mining is also subject to certain risks such as methane outbursts and accidents caused by roof weakness and groundfalls. There can be no assurance that the occurrence of such events or conditions would not have a material adverse impact on our business and results of operations.

Results of our operations depend on our ability to acquire or develop new coal mines or coal reserves.

Our recoverable coal reserves decline as we produce coal. As we can only increase our existing production capacity by a limited amount, the future increase in our coal production will depend on our already developed new coal reserves, acquisitions of new mines or the expansion of our existing coal mines.

We acquired Jining III Coal Mine and Southland Colliery in 2001 and 2004, respectively. In 2005, we acquired from our Controlling Shareholder 95.67% of the equity interest in Heze Nenghua; Zhaolou Coal Mine in Juye Coal Field, which is owned by Heze Nenghua, is currently under construction. In November 2006 and February 2007, our Company aggregately acquired 100% of the equity interests of Shanxi Nenghua which was held by our Controlling Shareholder and Lunan Fertilizer Plant; Tianchi Coal Mine, which is owned by Shanxi Nenghua, was put into operation in November 2006. We are also in the process of setting up the relevant company for the coal mining project in Yushuwan, Shaanxi Province.

We cannot give any assurance that we will be able to continue identifying suitable targets in the PRC or abroad for acquisition or acquire suitable targets on competitive terms. Nor can we assure you that we will be able to successfully develop new coal mines or expand our existing ones in accordance with our development proposal or at all. Our failure to timely or successfully acquire suitable targets on competitive terms, or to successfully complete the development of new coal mines or to expand our existing coal mines could have an adverse effect on the results of operation and our financial condition.

The acquisition and/or the development of new mines in the PRC and overseas require approval of the PRC Government. Delay or failure in securing the relevant PRC Government approvals or permits as well as any adverse change in government policies may cause a significant adjustment to our development and acquisition plans, which may materially adversely affect our profitability and growth prospects. In addition, we could encounter unforeseen problems due to our unfamiliarity with local laws and regulations, or suffer foreign exchange losses in connection with overseas investments. We cannot assure you that our overseas expansion or investments will be successful.

We may suffer losses resulting from industry-related accidents and lack of insurance.

We operate coal mines and related facilities that may be affected by water, gas, fire or structural problems. As a result, we, like other coal mining companies, have experienced accidents that have caused property damage and personal injuries. Although we have implemented safety measures for our production facilities, and provide on-the-job training for our employees, and, in accordance with relevant laws set aside approximately 2.0% of employees’ total remuneration for employees’ injury insurance, there can be no assurance that industry-related accidents will not occur in the future.

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

A consequence of the underground mining methods used at our mines is land subsidence above underground mining sites. Depending on the circumstances, we may relocate inhabitants from the land above the underground mining sites prior to mining those sites or we may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined. We may also be required to make payments for land subsidence, restoration, rehabilitation or environmental protection of the land after the underground sites have been mined. An estimate of such costs is recognized in the period in which the obligation is identified and is charged as an expense in our income statement in proportion to the coal extracted. Payment for such costs is funded from working capital. The amount charged to income statements in 2006 was RMB743.0 million. The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on past occurrences of land subsidence. However, the provision is only an estimate. The estimate of costs for land subsidence, restoration, rehabilitation or environmental protection of the land may be subject to change in the future as actual costs become apparent and standards established by the PRC Government change from time to time. Therefore, there can be no assurance that such estimates are accurate or that our land subsidence, restoration, rehabilitation and environmental protection costs will not substantially increase in the future or that the PRC Government will not impose new fees in respect of land subsidence. Any such substantial increases or new fees could have a material adverse effect on our results of operations.

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

Our coal mining operations may produce waste water, gas and solid waste materials. Currently, the PRC Government is moving toward more rigorous enforcement of applicable laws and regulations as well as the adoption and enforcement of more stringent environmental standards. Our budgeted amounts of capital expenditure for environmental regulatory compliance may not be sufficient and we may need to allocate additional funds for such purpose. If we fail to comply with current or future environmental laws and regulations, we may be required to pay penalties or fines or take corrective actions, any of which may have a material adverse effect on our business operations and financial condition.

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

Export sales of coal accounted for 28.5%, 25.8% and 20.8% of our net sales of coal in 2004, 2005 and 2006, respectively. Average selling prices for overseas coal sales are generally higher than average selling prices for domestic sales. In 2006, average selling prices for export sales were RMB388.59 per tonne, compared to average selling prices for domestic sales of RMB331.31 per tonne.

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

The new regulations did not have a material adverse effect on our export sales in 2005 and 2006 as our export agents have consistently received export quota sufficient to satisfy our export volume. However, we are unable to predict what impact, if any, they may have on the level of our export coal sales for 2007 and later years. Article 10 of the regulations provides that, in determining the allocation of specific quotas to authorized coal exporters, the National Development and Reform Commission and the Ministry of Commerce will refer to the exporters’ respective coal export performances in the previous year. We have been one of the largest coal exporters in China. For the years ended December 31, 2004, 2005 and 2006, our export sales of coal (not including Yancoal Australia’s overseas sales of coal) accounted for approximately 11.6%, 10.2% and 9.9%, respectively, of the total coal export sales in China during the same period. Although our export sales have not been affected by the new regulations, if national coal exports are reduced, the level of our export sales in future periods could be affected, which in turn could adversely affect our results of operations.

Our Controlling Shareholder may have a significant influence on us.

As of December 31, 2006, the Controlling Shareholder owned 52.86% of our outstanding shares. Our Articles of Association provide that, in addition to any obligation imposed by law, a controlling shareholder shall not exercise its voting rights in a manner prejudicial to the interests of the shareholders generally, including voting with respect to certain enumerated matters of fundamental importance to shareholders.

Pursuant to the regulations of Hong Kong Stock Exchange and Shanghai Stock Exchange on continuing connected transactions and the actual operations of us and the Controlling Shareholder, we completed the necessary review procedures for our continuing connected transactions as required by law and entered into six new continuing connected transaction agreements (“New Continuing Connected Transaction Agreements”), including the materials and water supply agreement, electricity supply agreement, labor and service agreement, equipment maintenance and repair works agreement, products and materials agreement and administrative service for pension fund and retirement benefits agreement, with the Controlling Shareholder in the first quarter of 2006. We also determined the annual caps for each New Continuing Connected Transaction Agreements for 2006 to 2008. For details of the New Continuing Connected Transactions, please see “Item 7 — Major Shareholders and Related Party Transaction”. Any material financial or operational problems experienced by the Controlling Shareholder which leads to disruption of its operations could materially affect our operations and future prospects.

Our operations are subject to a number of risks relating to the PRC.

We are also subject to a number of risks relating to the PRC, including the following:

•

The central and local governments of the PRC continue to support the development and operation of the coal industry in China. If the PRC Government changes its current policies that are currently beneficial to us, we may face significant constraints on our flexibility and ability to expand our business operations or to maximize our profitability.

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

•

On July 21, 2005, the People’s Bank of China, or PBOC, announced the Renminbi is no longer effectively linked to US dollars but instead is allowed to trade in a tight 0.3% band against a basket of foreign currencies. Any further appreciation of Renminbi in the future will increase the cost of our export sales, reduce our account receivables denominated in foreign currencies and adversely affect our financial condition and results of operations. On the other hand, any devaluation of the Renminbi may adversely affect the value of, and dividends payable on, our H Shares and ADSs in foreign currencies since we receive our revenues and denominate our profits in Renminbi. Our financial condition and operating performance may also be affected by changes in the value of certain currencies other than Renminbi in which our earnings and obligations are denominated. In particular, a devaluation of the Renminbi is likely to increase the portion of our cash flow required to satisfy our foreign currency-denominated obligations.

•

Since 1997, many new laws and regulations covering general economic matters have been promulgated in the PRC. Despite this activity to develop the legal system, PRC’s system of laws is continuously evolving. Even where adequate law exists, enforcement of existing laws or contracts may be uncertain and arbitrary, and it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction. The lack of precedents in PRC’s judiciary creates additional uncertainty as to the possible outcome of any litigation. In addition, interpretation of statutes and regulations may be subject to evolving government policies and political changes.

Our coal operations are extensively regulated by the PRC Government and government regulations may limit our activities and adversely affect our business operations.

Our coal operations, like those of other PRC energy companies, are subject to extensive regulations established by the PRC Government. Central governmental authorities, such as the National Development and Reform Commission, the State Environmental Protection Administration, the Ministry of Land and Resources, the State Administration of Coal Mine Safety, the State Bureau of Taxation, and provincial and local authorities and agencies exercise extensive control over various aspects of China’s coal mining and transportation (including rail and sea transport). These controls affect the following material aspects of our operations:

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of our Company

The Company, Yanzhou Coal Mining Company Limited, was established on September 25, 1997 as a PRC joint stock company with limited liability under the Company Law of the PRC (the “Company Law”). The Predecessor, formerly known as Yanzhou Mining Bureau, was established in 1973. In 1996, upon receipt of approval from the former State Economic and Trade Commission and the former Ministry of Coal Industry (“MOCI”), the Predecessor was incorporated and renamed Yanzhou Mining (Group) Corporation Limited and subsequently renamed as Yankuang Group Corporation Limited after reorganization in 1999.

In April 2001, we were approved by the Minister of Foreign Trade and Economic Cooperation, the predecessor of the Ministry of Commerce, to convert from a joint stock company with limited liability to a Sino-foreign joint stock company with limited liability under the Company Law and the Sino-Foreign Joint Venture Law of the PRC. Our H Shares accounted for 39.82% of our outstanding shares as of December 31, 2006.

Our contact information is:

• Business address:	298 Fushan South Road, Zoucheng, Shandong Province, PRC

• Telephone number:	(86) 537 538 2319

• Website:	http://www.yanzhoucoal.com.cn/mygsbak/index.asp

We principally engage in underground mining, preparation and sale of coal, and railway transportation for coal products. We were the largest coal producers and coal exporters in Eastern China in 2006. In 2006, we had raw coal production of approximately 36.1 million tonnes, including 35.5 million tonnes by the Company, 0.4 million tonnes by Yancoal Australia and 0.1 million tonnes by Shanxi Nenghua. We also exported 6.3 million tonnes of coal, including 6.1 million tonnes by the Company and 0.2 million tonnes by the overseas sales of coal by Yancoal Australia.

The Company has six coal mines located in China: Nantun, Xinglongzhuang, Baodian, Dongtan, Jining II and Jining III, which commenced production in 1973, 1981, 1986, 1989, 1997 and 2000, respectively. As of December 31, 2006, the six domestic coal mines of the Company had a total in-place proven and probable reserve of approximately 1,933.0 million tonnes and Shanxi Nenghua had recoverable reserves of 30.1 million tonnes, and probable reserves of 66.1 million tonnes.

We have successfully developed a mechanized comprehensive caving method and have developed mining equipment suitable for medium to thick coal seam extraction. The patented mechanized comprehensive caving method is one of the most advanced mining technologies in the world. We continue to improve our proprietary caving method for internal use or for license to third party mining companies.

The location of a coal mine affects its competitiveness due to the significant costs of coal transport. We believe that our mines are well-situated given the rapid economic growth of Eastern China, the insufficient supply of coal produced in this region and the substantial costs involved in transporting coal to Eastern China from major coal-producing provinces such as Shaanxi Province, Shanxi Province and Inner Mongolia Autonomous Region. In 2004, 2005 and 2006, 47.4%, 49.5% and 54.5%, respectively, of our total net sales were derived from sales to customers within Shandong Province. Our largest end-user, Huadian’s Zouxian Electric Power Plant, accounted for 9.5%, 13.2% and 11.2% of our total net sales in 2004, 2005 and 2006, respectively. Net sales to customers located in the rapidly growing Yangtze delta region, encompassing Shanghai Municipality, Jiangsu Province and Zhejiang Province, comprised 16.9%, 15.1% and 13.6% of our total net sales in 2004, 2005 and 2006, respectively. Our overseas sales, including the export sales of the Company and the overseas sales of Yancoal Australia, principally to Japan, accounted for 27.9%, 25.5% and 20.5% of our total net sales in 2004, 2005 and 2006, respectively. The principal coal reserves in our mines consist of prime quality, low-sulphur coal, capable of yielding a product with an ash content as low as 6%. We sell thermal coal, which is suitable for large-scale electric power generation, as well as semi-soft coking coal, which is used in metallurgical production. Our primary customers include electric power plants and metallurgical mills located in Eastern China and the areas along the Beijing-Hangzhou Grand Canal, which are generally more economically developed than other areas of China, and foreign enterprises located in East Asia. Of our total net sales in 2004, 2005 and 2006, 20.1%, 20.4% and 22.5%, respectively, were sales to PRC electric utility customers, with the remainder representing sales principally to metallurgical companies, chemical manufacturing companies and fuel supply companies. Our major domestic customers include Huadian, Shandong Luneng, Shanghai Baosteel Group Corporation and Dongguan Shijie Fuel Company. Relationships between us and our key customers are stable.

In 2006, we generated total net sales of RMB12,007.3 million, and net income attributable to our equity holders was RMB2,373.0 million.

Setting up Yulin Nenghua

In 2004, we established Yulin Nenghua in Yulin City in Shaanxi Province in the PRC by injecting RMB776 million of capital. The registered capital of Yulin Nenghua is RMB800 million. The main business of Yulin Nenghua is the operation and construction of a methanol facility with 600,000 tonnes of annual capacity. It is currently expected that the methanol facility of Yulin Nenghua will commence operations in 2008.

Acquisition of Austar Coal Mine

On December 24, 2004, we acquired the entire interest in the Southland Coal Mine located in New South Wales of Australia. Southland Coal Mines was subsequently renamed Austar Coal Mine. In 2004, we also established two wholly-owned subsidiaries in Australia, namely Yancoal Australia and Austar Coal Mine Pty Limited (“Austar”). Austar Coal Mine was put into operation on October 16, 2006.

Acquisition of Heze Nenghua

On December 7, 2005, we acquired 95.67% equity interest in Heze Nenghua. The principal activities of Heze Nenghua are to exploit coal resources at the Juye coalfield in Shandong Province in the PRC. As of December 31, 2006, Heze Nenghua has commenced construction works for the Zhaolou Coal Mine.

Implementation of Share Reform

We have tradable shares issued in the PRC, or A Shares, which are listed on the Shanghai Stock Exchange as well as non-tradable shares which are held by our Controlling Shareholder. We also have overseas listed foreign shares, or H Shares, which are listed on the Hong Kong Stock Exchange as well as ADSs, representing the H Shares, which are listed on the New York Stock Exchange. At present, under the PRC Government policies, the A Shares and the non-tradable shares issued in the PRC are a separate class of shares and are not freely convertible into H Shares or ADSs.

On January 24, 2006, the Company, on behalf of the Controlling Shareholder, announced a proposed share reform plan to the holders of the Company’s A Shares whereas all the Controlling Shareholder’s non-tradable shares would be converted into A Shares (the “Proposed Share Reform Plan”). Under the Proposed Share Reform Plan, the Controlling Shareholder, as the only holder of the Company’s non-tradable shares, would pay, as consideration for the Proposed Share Reform Plan, 2.5 non-tradable shares for every 10 shares held by any holder of the Company’s A Shares whose name appeared on the register of members of A Shares on March 30, 2006. Pursuant to relevant PRC share reform regulations and the relevant PRC securities laws and regulations, only holders of the Company’s A Shares and the Controlling Shareholder were entitled to participate in the shareholders’ meeting to approve the Proposed Share Reform Plan. The Controlling Shareholder did not offer a similar consideration to the holders of the H shares.

The Proposed Share Reform Plan was subsequently implemented by our Company on March 31, 2006 after approvals from the relevant shareholders at the shareholders’ meeting and PRC government authorities were obtained. The original non-tradable shares held by the Controlling Shareholder have been floated since April 3, 2006. Our assets, liabilities, ownership interest, total share capital and net profit remain unchanged upon implementation of the Proposed Share Reform Plan.

Special undertakings pursuant to the Share Reform Plan made by Yankuang Group and the performance of such undertakings are detailed as follows:

Special Undertakings		Performance of Undertakings
(1)	The original non-tradable shares held by Yankuang Group will be subject to a trading moratorium of 48 months from the date of completion of the share reform plan.	The original non-tradable shares of the Company held by Yankuang Group have not been traded.

Special Undertakings		Performance of Undertakings
(2)	Yankuang Group will, in accordance with the relevant governmental procedure, transfer part of its operations, including coal and electricity operations, together with new projects which are in line with the Company’s development strategies to the Company in 2006 to enhance the operational results of the Company and to minimize connected transactions and competition between Yankuang Group, and the Company. Further, the Company will be invited to invest in a coal liquefaction project which is being developed by Yankuang Group for co-development.	Yankuang Group has transferred part of its coal operations to the Company. Please refer to the section headed “Acquisition of Connected Asset” for details of this transfer. Yankuang Group has also started relevant preliminary works for the assignment of other projects. The Company will make disclosures as and when appropriate in accordance with the supervisory regulations.

(3)	The Yankuang Group will be responsible for all the costs incurred in connection with the implementation of the Share Reform Plan.	The undertaking has been fulfilled.

Acquisition of Shanxi Nenghua

In November 2006, we acquired 98% equity interest in Yankuang Shanxi Power Chemical Co., Ltd. (“Shanxi Nenghua”) from the Yankuang Group. In February 2007, we acquired the remaining 2% equity interest in Shanxi Nenghua from Lunan Fertilizer Plant, a subsidiary of Yankuang Group, and became the sole owner of Shanxi Nenghua. Shanxi Nenghua owns 81.31% equity interest in Shanxi Heshun Tianchi Energy Company Limited (“Shanxi Tianchi”) and approximately 99.85% equity interest in Shanxi Tianhao Chemical Company Limited (“Shanxi Tianhao”). The main business of Shanxi Tianchi is the operation of Tianchi Coal Mine, which commenced production by November 2006. The main business of Shanxi Tianhao is operation and construction of a methanol facility with 100,000 tonnes annual capacity, which is currently being constructed.

Setting up Shaanxi Yulin Yushuwan Coalmine Company Limited

We have entered into a joint venture on August 16, 2006 to set up the Shaanxi Yulin Yushuwan Coalmine Company Limited (“Yushuwan Coalmine Company”) with Chia Tai Energy Chemical Limited (“Chia Tai Company”) and Yushen Coal Company Limited (“Yushen Company”) of Yulin City. The registered capital of Yushuwan Coalmine Company is RMB480 million. Our Company holds 41% equity interest by contributing RMB196.8 million and accounts for the investment of Yushuwan Coalmine Company by using the equity method. Chia Tai Company contributed capital of RMB192 million, and holds 40% of the equity interest in Yushuwan Coalmine Company; and Yushen Company contributed capital of RMB91.2 million, and holds 19% equity interest.

Yushuwan Coalmine Company will be responsible for the construction and operation of the Yushuwan Coalmine. Yushuwan Coalmine is located in Yushen coal mining area in Yulin City, Shaanxi Province in the PRC and the main coal products are gas coal and thermal coal. Its designed annual capacity is 8 million tonnes. Since Yushen Company had commenced the earlier development of the Yushuwan Coalmine, including obtaining the relevant approvals for the project and the commencement of the construction works, the parties of the joint venture have agreed, after negotiations, that our Company and Chia Tai Company would collectively pay Yushen Company RMB150 million as compensation. In accordance with the proportion of equity holding in Yushuwan Coalmine Company, our Company will pay a total of RMB75.9 million and Chia Tai Company will pay RMB74.1 million. As of the date of this Annual Report, relevant application for the incorporation of Yushuwan Coalmine Company is still being processed.

Capital Expenditures / Recent Developments

Our principal sources of cash in 2006 have been cash from operations. Our principal capital expenditures have been for operational expenses, the acquisition of property, plant and equipment, paying shareholders’ dividends, and the acquisition of equity interest in Shanxi Nenghua. During 2004, 2005 and 2006, our total capital expenditures were RMB1,057.5 million, RMB1,290.5 million and RMB3,363.4 million, respectively. For more information, please see “Item 5 – Operating and Financial Review and Prospects – B. Liquidity and Capital Resources”.

B. Business Overview

Principal Products and Services

We are engaged in underground mining, preparation and sale of coal and provision of railway transportation services for coal products.

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

	Sulphur Content	Ash Content	Calorific Value	Washed	Principal Application
	%	%	(megajoule/ kilogram)
No.1 Clean Coal	0.4	7-8 average 7.6	26-28 average 27.6	Yes	High-quality metallurgical production
No.2 Clean Coal	0.5	8-10 average 9.6	26-28 average 26.8	Yes	Metallurgical production; construction; production of liquidize coal
No.3 Clean Coal	0.6	9-16 average 13	24-26 average 25.3	Yes	Metallurgical production; electric power generation; coal chemical production
Lump Coal	0.6	12-14 average 13	25-26 average 25.5	Yes	Construction; power generation; coal for oven application
Screened Raw Coal	0.6	18-27 average 20.3	24-26 average 25.3	No	Power generation
Mixed Coal	0.6	22-30 average 29.3	18-22 average 20.1	Yes	Power generation
Australian Clean Coal	1.25	5.0	33	Yes	Metallurgical production

The following table sets out our principal coal products based on sales volume and net coal sales in the years ended December 31, 2004, 2005 and 2006.

	Year Ended December 31,
	2004		2005		2006
	Sales Volume	Net Sales	Sales Volume	Net Sales	Sales Volume	Net Sales
	(‘000 tonnes)	(RMB million)	(‘000 tonnes)	(RMB million)	(‘000 tonnes)	(RMB million)
No. 1 Clean Coal	631.3	220.5	773.9	398.0	869.3	439.3
No. 2 Clean Coal	6,329.2	2,013.5	5,084.5	2,499.1	5,566.3	2,668.5
No. 3 Clean Coal	11,861.9	3,484.0	11,183.0	4,143.8	12,129.7	4,581.7
Lump Coal	752.3	284.3	485.5	209.9	555.4	237.6
Screened Raw Coal	14,936.6	3,867.5	10,805.4	3,478.1	10,967.3	3,160.4
Mixed Coal and others	3,492.6	484.5	4,152.1	624.7	4,383.1	645.0
Australian Clean Coal	—	—	—	—	192.4	114.4

Total	38,003.9	10,354.3	32,484.5	11,353.5	34,663.5	11,846.9

Our coal production in 2006 was approximately 36.1 million tonnes, an increase of 1.4 million tonnes or 4.0%, as compared with our production in 2005. In particular, (1) the six coal mines of the Company produced 35.5 million tonnes of raw coal, an increase of 0.8 million tonnes, or 2.4%, as compared to 2005; (2) Yancoal Australia produced 0.4 million tonnes of raw coal; and (3) Shanxi Nenghua produced 0.1 million tonnes of raw coal.

Railway Transportation Services

In 2002, we acquired from our Controlling Shareholder our local railway transportation network (the “Railway Assets”), consisting of a total of 184 kilometers of track connecting our coal mines with the national railway system, nearby distribution points and in some cases, directly with large customers’ facilities. Ownership of the Railway Assets enables us to assume a greater degree of control over the main channels of sales transportation, adds another source of income, and helps us to achieve our goals of consolidating the operations of coal production, transportation and sales in order to benefit from the potential synergies.

We offer railway transportation services to customers including the Controlling Shareholder. In 2006, we transported a total of 19.5 million tonnes of goods, representing a decrease of 0.7 million tonnes, or 3.3%, as compared with that of 2005. External net sales of our railway transportation services represent the amount charged to customers for the transportation of coal purchased on an ex-mine basis, where the customer pays the cost of transportation. External sales from our railway transportation service in 2006 was RMB160.4 million, representing a decrease of RMB3 million, or 1.9%, as compared with that of 2005 due to the decrease of sales of coal where the customers directly bears the transportation costs.

Sales and Marketing

A substantial portion of our domestic sales in 2006 was made pursuant to sales contracts and letters of intent signed during the annual national coal trading convention which is consistent with PRC coal industry practice. These sales contracts and letters of intent generally specify the quantities and timing of purchases planned over a time period generally no longer than one year. Prices for purchases made under the letters of intent are generally determined at the time of sale. The remaining portion of our sales are made to customers who have further demand for our products.

We have a flexible credit policy for different categories of customers. Depending upon the customer, we may allow open accounts, or require acceptance bills, and delivery against cash. Generally, we extend credit (typically for periods not exceeding 180 days) to major customers with long-term relationships and require other customers to pay for their products before delivery.

Most of our domestic coal sales are made to electric power plants, metallurgical mills, chemical engineering companies, and fuel trading companies. Over the years, we have established long-term and stable relationships with many of these companies. In addition, we sell some of our coal to overseas customers. Our export sales are made through the Export Sales Companies. According to the export sales agency contracts, we pay agency fees to the agents, who in turn enter into export sales contracts on our behalf with foreign customers. We are currently in the process of applying to the PRC Central Government, with the assistance of the Shandong provincial government, for direct export rights. If we are successful in securing direct export rights, we will be able to negotiate and reach agreements directly with foreign customers.

Effective from January 1, 2004, the VAT export refund for export sales of our coal products decreased from 13% to 11%. The VAT export refund further decreased to 8% effective from May 1, 2005, and was completely abolished as of September 15, 2006. The cancellation of VAT export refund for export coal sales will in turn increase the cost of our export sales. According to the Notice of the Customs Tariff Committee of the State Council on Revising the Provisional Tariff Rates on the Import and Export of Certain Goods (Issued by the Customs Tariff Committee of the State Council as document Shui Wei Hui [2006] No. 30), from November 1, 2006, the State will impose a 5% export tariff on certain exported coal. Such export tariff is not applicable to the coal exported by us, therefore we are not required to pay any such export tariff on our exported coal. The state policy, therefore, has no direct effect on us.

Net coal sales represent the invoiced value of coal sold and is net of returns, discounts, sales taxes, transportation costs, port fees and various miscellaneous fees relating to sales if the invoiced value includes transportation costs to the customers. Sales taxes consist primarily of the resource taxes imposed by Shandong and Shanxi Provinces. According to the Notice of the Ministry of Finance and State Administration of Taxation on Revising the Standard Tariff Rates for Coal and Resources Tax in Shandong Province (issued by the Ministry of Finance and State Administration of Taxation as document Cai Shui [2005] No. 86), effective from May 1, 2005, the applicable resource tax rate for our coal mines located in Shandong Province was increased from RMB2.4 to RMB3.6 per tonne of the imputed quantity of raw coal. According to the Notice of the Ministry of Finance and State Administration of Taxation on Revising the Standard Tariff Rates for Coal and Resources Tax in Shanxi Province etc. (issued by the Ministry of Finance and State Administration of Taxation as document Cai Shui [2004] No. 187), the applicable resource tax rate of our coal mines in Shanxi Province is RMB3.2 per tonne. These taxes are paid to the local tax bureau.

The following table sets out our net coal sales by our customers’ industries for the years ended December 31, 2004, 2005 and 2006:

	Year Ended December 31,
	2004		2005		2006
	Net Sales	% of Net Coal Sales	Net Sales	% of Net Coal Sales	Net Sales	% of Net Coal Sales
	(RMB million)		(RMB million)		(RMB million)
Domestic Sales
Electric power plant	2,127.0	20.5	2,357.6	20.8	2,714.9	22.9
Metallurgical mills	656.9	6.3	811.4	7.1	607.9	5.1
Construction material and chemical manufacturers	784.1	7.6	686.2	6.0	2,037.3	17.2
Fuel trading companies and others	3,839.0	37.1	4,566.2	40.3	4,027.7	34.0
Subtotals of Domestic Sales	7,407.0	71.5	8,421.5	74.2	9387.8	79.2

Overseas Sales
Electric power plant	1,683.8	16.3	1952.0	17.2	1,680.1	14.2
Metallurgical mills	1,208.1	11.7	967.6	8.5	779.1	6.6
Others	55.4	0.5	12.4	0.1	—	—
Subtotals of Overseas Sales	2,947.3	28.5	2,932.0	25.8	2459.2	20.8

Total	10,354.3	100.0	11,353.5	100.0	11,846.9	100.0

Our domestic coal sales are concentrated in Eastern China, particularly in Shandong Province. The following table sets out our net coal sales by geographic region for the years ended December 31, 2004, 2005 and 2006:

	Year Ended December 31,
	2004		2005		2006
	Net Sales	% of Net Coal Sales	Net Sales	% of Net Coal Sales	Net Sales	% of Net Coal Sales
	(RMB million)		(RMB million)		(RMB million)
Eastern China
Shandong Province	5,014.4	48.4	5,697.4	50.2	6,544.7	55.2
Jiangsu Province	738.1	7.1	674.7	5.9	677.3	5.7
Zhejiang Province	700.6	6.8	536.3	4.7	449.1	3.8
Shanghai	351.6	3.4	528.8	4.7	506.6	4.3
Other provinces in Eastern China (1)	316.8	3.1	560.8	4.9	386.9	3.2
Eastern China District Subtotal	7,121.5	68.8	7,998.0	70.4	8,564.6	72.2
Southern China District	285.5	2.7	423.4	3.7	801.2	6.8
Other Provinces(2)	—	—	—	—	21.9	0.2
Overseas	2,947.3	28.5	2,932.0	25.8	2459.2	20.8

Total	10,354.3	100.0	11,353.4	100.0	11,846.9	100.0

(1)	“Other provinces in Eastern China” include Anhui Province, Fujian Province and Jiangxi Province whereas Southern China includes Guangdong Province and Hunan Province.
(2)	“Other provinces” refers to the sales area of coals produced by Tianchi Coal Mines in Shanxi Province for 2006.

The following table sets out our major domestic and overseas customers of the Company:

Domestic	Overseas+
Huadian Power International Corporation Ltd.	POSCO Engineering & Construction Co.,Ltd
Shanghai Baosteel Group Corporation.	Chubu Electric Power Company, Incorporated
Jinin Hongyun Materials Ltd	Kyushu Electric Power Co., Inc.
Shanghai Electric Fuel Ltd	Mitsui Mining Company Limited
Zhejiang Zheneng Fuxing Fuel Ltd	UBE Industries, Ltd

+	Through Export Sales Companies

As of December 31, 2006, Huadian was our largest domestic customer. For the year ended December 31, 2006, we supplied a total of 4.9 million tonnes to Huadian, representing 11.3% of our total net sales in 2006. A substantial portion of Huadian’s coal purchases was supplied to Zouxian Electric Power Plant. Our sales of coal to Zouxian Electric Power Plant accounted for 9.5%, 13.2% and 11.2% of our total net sales in 2004, 2005 and 2006. Zouxian Electric Power Plant’s total coal requirements were approximately 5.2 million tonnes in 2006. We estimated that we supplied approximately 92.3%, 83.6% and 92.9% of Zouxian Electric Power Plant’s coal requirements in 2004, 2005 and 2006, respectively.

In 2004, 2005 and 2006, net sales to our five largest domestic customers accounted for 15.3%, 20.0% and 18.6%, respectively, of our total net sales.

We exported 10.0 million, 7.3 million and 6.3 million tonnes of coal in 2004, 2005 and 2006, respectively, after deducting the overseas sales of Yancoal Australia, accounting for approximately 11.6%, 10.2% and 9.9% of the PRC’s total coal export sales in the respective periods. Export sales primarily consist of sales of our No. 2 and No. 3 Clean Coal. The Company’s net export sales as a percentage of total net sales decreased from 25.5% in 2005 to 19.5% in 2006. Most of our major overseas end-users are located in East Asian countries and regions, such as Japan and Korea, with Japan being the largest market. We have established close relationships with overseas customers, notwithstanding that our export sales (except for the overseas sales by Yancoal Australia) were made through the Export Sales Companies.

Our sales and marketing department conducts routine customer visits and customer satisfaction surveys. In addition, we collect market information throughout the Eastern China and Southern China.

Product Pricing

The prices for our products are generally determined by market price or are based on contractual terms. However, the price for certain thermal coal used for power generation is determined among coal suppliers and power plant buyers in accordance with the pricing guidance published by the PRC Government.

Currently, we make pricing decisions by taking into account: (i) prices in the relevant local coal markets (inclusive of transportation costs); (ii) grade and quality of the coal; and (iii) relationships with customers. Most of the transportation costs for domestic sales of our products are borne by the customers. Our sales and marketing department has access to domestic and international market information through our data center, enabling us to closely monitor pricing developments in our principal markets. Although we do not have direct export rights, export prices are ultimately determined among us, the Exports Sales Companies, and our final customers after negotiations.

Product Delivery

Most of our major customers are located in Eastern China and, the remaining are located in Southern and Northern China. We principally use railways and the highways to transport our coal. We also use, to a lesser extent, water transport.

The Company uses its railway network to deliver coal products directly to its largest end-user customer, Zouxian Electric Power Plant. Our railway network also connects to the national railway to deliver products directly to other consumers.

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

In the Shanxi Province, we use the Yangshe Railway that cuts across our Tianchi Coal Mine area to directly deliver coal to the Hebei Province and nearby areas, and link to various national railways.

In Australia, in order to transport Yancoal Australia’s coal products to Newcastle Port, we lease other transportation providers’ railway networks and use the Australian State railways.

Mining Processes

Our mining operations involve four main processes: tunneling, extracting, conveying and coal preparation. The tunneling process is a necessary procedure for the construction of underground roadways and mining equipment. A majority of our tunneling is conducted by high-powered heading machines where conditions permit tunnels to be driven within the coal seam. When the geological conditions do not permit the use of heading machines, we use explosives to dig tunnels. All the coal extracted from these tunnels is sent by conveyor belts to our underground storage bunkers to be stored together with the coal extracted from the longwall coal faces. The rock produced from the development roadways is segregated and conveyed out of the mine separately.

The extracting process is conducted by a standard, fully mechanized longwall system, which includes a coal-cutting machine that cuts and transports the coal away from the longwall work-faces. When the thickness of the coal seams is less than 3.5 meters, we use a shearer with rotating drums to extract coal from the face of the longwall work-face. When the coal seams are thicker than 3.5 meters, we use the caving method, which collects the coal from the caved areas behind the hydraulic roof supports. Coal is then transported away from the longwall work-faces by a conveyor located at the rear of the roof supports. The hydraulic roof supports provide continuous support and cover along the length of the face and also facilitate the advance of the face conveyor through operating horizontal hydraulic rams positioned in the base of each support. These hydraulic roof supports are manufactured in China.

The shaft hoist system equipment we use at most of our mines is imported. Coal is conveyed from the coal shaft either to the ground storage or to the respective coal preparation plant via an overland conveyor system. In addition to the main coal shaft, each mine also has a service shaft, which elevates equipment and workers into and out of the mines. There are roadway and roadway systems that provide underground transportation for workers and equipment.

After the raw coal is brought to the ground, it first undergoes a selection and machine-operated process to separate coal from gangue materials. A small portion of such selected coal is directly sold to customers and the remainder is all processed by our coal preparation plants for further purification and classification. Each of the six mines of the Company and the Austar Coal Mine has a coal preparation plant. In general, the coal-washing processes conducted by our coal preparation plants comprise a water bed washing and separation process by jig machines, a sink-and-float separation process and a final floating separation process. Certain of the equipment used in all of our coal preparation plants is imported. Most of the equipment used in our coal preparation plants is automated, which enables our personnel to exercise precise control over the ash content and grades of the coal. The aggregate recovery rate of our coal preparation plants was 77.9%, 72.9% and 75.9% in 2004, 2005 and 2006, respectively.

Materials, Water and Energy Supply

We purchase certain materials to conduct our coal mining and processing operations, consisting principally of: (i) steel for support of the work-faces and underground tunnels; (ii) cement for the underground tunnels and ground structures; and (iii) water required in the production process. We source our steel principally from Anhui Maanshan Iron & Steel Co. Ltd and Jinan Steel Holdings Co., Ltd. etc. We source our cement and water principally from the Controlling Shareholder pursuant to the

Materials and Services Supply Agreement and the supplemental agreements thereto. The price of materials are set at market rates or determined through negotiations. We believe that we have established stable cooperative relationships with our suppliers, which enable us to obtain a reliable supply of most of the materials required in our production process. We believe that many alternative suppliers exist for most of the materials we purchase, and, therefore, we do not foresee any difficulty in obtaining an adequate supply of these materials.

In 2004, 2005 and 2006, 6.0%, 1.8% and 3.3%, respectively, of our total cost of sales were attributable to purchases from our largest supplier. In 2004, 2005 and 2006, 11.2%, 7.5% and 6.6%, respectively, of our total cost of sales were attributable to purchases from our five largest suppliers.

We use electricity in our operations. Electricity prices in China are under governmental control. The total costs of electricity amounted to RMB307.4 million, RMB294.8 million and RMB345.2 million (inclusive of the electricity power used in the operation of our railway network) in 2004, 2005 and 2006, respectively. We have not experienced any material disruption in electricity supply in recent years.

Our costs for materials, water and electricity supplies amounted to a total of RMB1,680.2 million in 2006, representing an increase of RMB238.7 million, or 16.6%, from RMB1,441.5 million in 2005. Our costs for materials, water and electricity supplies in 2006 accounted for 27.1% of our total cost of sales, a decrease of 0.2% from 27.3% in 2005.

Quality Control

Coal Production

Each of the six mines of the Company and our Tianchi Coal Mine in Shanxi Province have implemented a quality assurance program pursuant to which we exercise strict quality control throughout the production and transportation processes. Utilizing advanced processing technology and management techniques, our coal preparation plants are able to separate both metal impurities, such as blasting caps, and non-metal impurities, such as scraps of wood and plastic, from the coal. Our sales and marketing department has a quality inspection division, which conducts random inspections of our coal and provides the information collected from the inspections to our production units and management to facilitate quality improvement.

The Company’s six mines: Nantun, Xinglongzhuang, Baodian, Dongtan, Jining II and Jining III mines have all obtained ISO 9002 quality recognition and ISO 14000 environmental management recognition.

Yancoal Australia has hired CCI Australia Pty Ltd. to supervise and inspect the coal quality from the mining process of Austar Coal Mine to ensure quality control and improve quality.

Railway Assets

We endeavor to ensure that the quality of our railway network is consistent with the quality of our coal production. Our Company (including the Railway Assets) has obtained ISO 9001 quality accreditation and ISO 14001 environmental management recognition.

Safety Control

We have implemented a safety control program based on our specific requirements and in compliance with the Coal Law, the National Mining Safety Law and other safety regulations promulgated by relevant governing authorities. The safety records of our administrative or production division directly affect the compensation levels of the officers and managers of such division. Each of our mines has a safety inspection unit which is responsible for the supervision and inspection of our mining activities. We also use the Controlling Shareholder’s safety training center to provide systematic training to our personnel. We provide rewards to employees who report potential unsafe conditions to us so as to prevent potential accidents.

As a result of our safety control program, we have been able to maintain a good safety record. The workers’ fatality rate for our mines was 0.087 fatalities per million tonnes of raw coal produced in 2005 and 0.11 fatalities in 2006.

Environmental Protection

We are subject to PRC environmental protection laws and regulations which currently impose fees for the discharge of waste substances, require the payment of fines for severe pollution and provide for the discretion of the PRC Government to close any facility which fails to comply with orders requiring us to cease or cure operations causing environmental damage. We believe all of our facilities are in compliance with the requirements of the relevant PRC environmental protection laws and regulations. In addition, our Yancoal Australia operation in Australia has been in compliance with relevant Australian environmental protection laws and regulations.

According to the labor and services agreement approved at the extraordinary general meeting of our Company held on March 24, 2006, the Controlling Shareholder provides environmental services to our Company. In 2006, we paid the Controlling Shareholder a total of RMB26.7 million for services fees related to environmental services.

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

Competition

Coal Production

The coal industry is characterized by the diverse distribution of coal reserves and the existence of a large number of small scale enterprises. However, there are relatively few large scale coal producing enterprises. According to the statistics published in the China Coal News published on April 3, 2006, there were 5,206 state-owned coal production enterprises and non-state-owned coal producing enterprises which had annual sales revenue exceeding RMB0.5 million as of December 31, 2005. Of these, only 31 of those enterprises had an annual output of more than 10 million tonnes with and a total an aggregate production volume close to 900.0 million tonnes, accounting for 42.3% of the total coal production in China.

Please see the table below for the top ten coal production enterprises in the PRC in 2006:

	Raw Coal production (in million tonnes)	Percentage of the total raw coal production in the PRC
		(%)
Shenhua Group Corporation	149.7	6.8%
China Coal Group	71.9	3.3%
Shanxi Coking Coal Group Company	60.8	2.8%
Datong Coal Mining Group Company	56.7	2.6%
Heilongjiang Longmei Mining (Group) Co. Ltd.	48.1	2.2%
Yankuang Group Company	37.0	1.7%
Yangquan Coal Group Co.	32.5	1.5%
Huainan Mining Group Co.	32.4	1.5%
Pingdingshan Coal Group Co.	32.1	1.5%
Jincheng Anthracite Group Co.	30.1	1.4%
Total	551.1	25.2%

Source: Information of Coal Industry 2006

We principally compete in two markets: the PRC domestic market and the East Asian export market. The PRC domestic coal market is characterized by a very large number of coal suppliers, with no individual dominant nationwide supplier. The domestic coal market is segmented principally by: (i) location, given the significant costs associated with coal transport and (ii) coal quality, which includes ash and sulphur levels, calorific value and degree of washing. We compete principally on the basis of price, coal quality, availability and costs of transportation, reliability of delivery and payment terms.

Our domestic competitors primarily include a number of coal mines located in Shanxi Province, Shaanxi Province and Inner Mongolia Autonomous Region. Certain of our competitors from these regions have substantial reserves and favorable geological conditions. However, these competitors incur significant transportation costs as they are farther away from the end customers located in Eastern China. In addition to coal mines located in Shanxi Province, Shaanxi Province and Inner Mongolia Autonomous Region, we also compete to a certain extent with local mines located in proximity to our customers.

Coal mining companies generally have long-term, established relationships with their customers, particularly in the case of electric power plants. PRC electric power plants typically specify their future coal suppliers in their feasibility study, with their power generation equipment usually designed based on the type and quality of coal sourced from a particular supplier. A change in coal suppliers may result in the concerned power plant incurring additional expenditures to modify its power generation equipment, thereby raising the costs and risks associated with a change in suppliers.

We export coal to several countries in East Asia, including Japan and Korea. These countries are generally characterized by high energy consumption levels and limited coal reserves, creating a significant demand for imported coal. With respect to export sales, we compete with certain major overseas coal mining companies, most of which are located in Australia and Indonesia.

Railway Operation

Our railway network is connected to the major national railway system and to Zouxian Electric Power Plant, our largest end-user customer, to provide railway transportation services for our internal use, the Controlling Shareholder and other customers. We do not encounter any material competition from other railway operators. However, we may compete with other surface transportation services.

Seasonality

Our business is not seasonal.

Regulatory Overview

Coal Law

On August 29, 1996, the PRC Government promulgated the People’s Republic of China Coal Law (the “Coal Law”), which became effective on December 1, 1996. The Coal Law sets forth requirements for all coal mines, including state-owned mines and privately owned mines, mainly providing for resource exploitation planning, approval of new mines, the issuance of mining and safety production permits, implementation of safety standards, processing of coal, business management, protection of mine areas from destructive exploitation, and safety protection for miners and administrative supervision.

According to the Coal Law, entities seeking to establish mining enterprises must apply to the relevant government office and obtain all necessary approvals. Upon obtaining such approvals, the entities concerned will be granted a mining permit from the Ministry of Land and Resources. Thereafter, an entity must obtain a coal production permit and a coal operation permit and other related quality permits in order to commence coal production and sell coal products in the PRC. The PRC Government is in the process of amending the Coal Law, in response to concerns over the lack of a well-coordinated development plan for mining, which contributed to a significant amount of waste of valuable coal resources. The lack of effective penalty provisions or the lenient enforcement of existing provisions in the Coal Law has been cited as another important reason for the current rulemaking effort.

Mining activities in the PRC are also subject to the People’s Republic of China Mineral Resources Law (“Mineral Resources Law”), which was promulgated by the PRC Government on March 19, 1986 and amended on August 29, 1996. The Mineral Resources Law regulates any matters relating to the planning or engaging in the exploration, exploitation and mining of mineral resources. According the Mineral Resources Law all mineral resources, including coal, are owned by the state. Except under limited circumstances, any enterprise planning to engage in the exploration, exploitation and mining of mineral resources must first apply for and obtain exploration rights and mining rights before commencing the relevant activities. The Mineral Resources Law prohibits the transfer of exploration and exploitation rights in general unless the transfer falls within certain specified circumstances.

We are principally subject to governmental supervision and regulation by the following agencies of the PRC Government:

•

the State Council, which is the highest level of the executive branch, is responsible for the examination and approval of major investment projects specified in the 2004 Catalogue of Investment Projects released by the PRC Government;

•

the National Development and Reform Commission”“, which formulates and implements major policies concerning China’s economic and social development, examines and approves investment projects exceeding certain capital expenditure amounts or in specified industry sectors, including examination and approval of foreign investment projects, oversees reform of state-owned enterprises and formulates industrial policies and investment guidelines for the natural resource industries, such as coal production. In addition, the NDRC administers coal export activities and export quotas jointly with the Ministry of Commerce. The NDRC is also responsible for the evaluation and implementation of the price-linking mechanism between the prices of coal and power;

•

the Ministry of Land and Resources (“MLR”), which has the authority to grant land use licenses and mining right permits, approves transfer and lease of mining rights, and reviews mining rights premium and reserve valuation;

•

the State Administration of Coal Mine Safety (“SACMS”), which is responsible for the implementation and supervision of the relevant safety laws and regulations applicable to coal mines and coal mining operations;

•

the Ministry of Railways (“MOR”), which supervises China’s railway operations and provides strategic development plans for railway transportation. The MOR, together with the NDRC, reviews all applications for railway construction plans, including railways designated or used for coal transportation;

•	the State Environmental Protection Administration of China (“SEPA”), which supervises and controls environmental protection and monitors China’s environmental system at the national level; and

•	the Ministry of Construction (“MOC”), which is responsible for the management of survey and design of construction projects, including but not limited to the survey and design of coal mines.

The following is a brief summary of the principal laws, regulations, policies and administrative directives to which we are subject.

Pricing

Until 2002, the production and pricing of coal have largely been subject to close control and supervision by the PRC Government, which centrally manages the production and pricing of coal. Previously, the price of coal was determined based on a government-devised pricing guideline which set out the suggested prices for coal. However, in order to effectuate the transformation from planned economy to market economy practices, from January 1, 2002 China eliminated the state guidance price for coal and allowed prices for all types of coal to be determined in accordance with market demand. However, as the PRC Government continues to maintain control over the national railway system, which is the primary means for coal transportation in China, the PRC Government still may exert influence over the pricing of coal through its allocation of railway transportation capacity for coal.

In addition, under the Price Law of the People’s Republic of China, promulgated on December 29, 1997, effective from May 1, 1998, in the event of an actual increase or potential increase in the prices of important products such as coal, the State Council and the provincial governments, autonomous regions and municipalities directly under the PRC Government may adopt intervention measures, such as restricting the ratio of price differentials or of profits, and imposing price limits, etc. In August 2004, the NDRC issued a notice setting forth temporary measures to be imposed on thermal coal prices for certain regions. In December 2004, the NDRC issued a notice setting forth guidelines for pricing of thermal coal sales in 2005. Under these guidelines, the coal suppliers and their customers may not negotiate for the sale of coal at prices exceeding the government suggested price range.

Similar to coal pricing, the production and supply of coal, which is dictated by the PRC Government’s annual state coal allocation plan, has been gradually liberalized and largely subject to market forces. Major domestic coal suppliers and coal purchasers attend the Annual National Coal Trading Convention to negotiate and discuss the price and quantity of coal to be supplied and purchased for the coming year through the signing of letters of intent and short and long-term supply contracts.

On December 18, 2006, the National Development and Reform Committee issued the Notice Relating to the Good Preparation for Inter Provincial Coal Production Transportation Works (Fa Gai Yun Xing [2006] No. 2867). According to the notice, in 2007, policies should be implemented to encourage the reform of the market system for determining coal prices by allowing parties to determine prices through discussions in accordance with market demand, and to encourage price determination based on quality. On December 27, 2006, the relevant government departments and units such as the National Development and Reform Committee for railway operations, Transportation Department etc. convened a 2007 coal industry video and telephone conference. This symbolized the end of the Annual National Coal Trading Convention that has been in place for over 50 years. Under the State’s macroeconomic controls, the new mechanism for enterprises to freely determine prices through negotiations were put in place.

Fees and Taxes

The table below sets forth material taxes and fees that are imposed upon coal producers in China, as well as reserves which we are required to set aside.

Item	Base	Rate
Corporate income tax	Taxable income	33% , 15% or 7.5%
VAT	Revenue form domestic sales	13%
	Revenue from export sales	13%
Business tax	Revenue from service	3% or 5%
City construction tax	Amount of VAT and business tax	5% to 7%
Education surcharge	Amount of VAT and business tax	3%
Resource tax	Aggregate volume of raw coal or coal products sold	RMB3.6 per tonne (Shandong Province) RMB3.2 per tonne (Shanxi Province)
Compensation for the depletion of coal resources	Proceeds form the sale of coal	1%
Future development pension fund	Volume of raw coal produced	RMB6.5 to RMB8 per tonne
Safety fund	Volume of raw coal produced	RMB3 to RMB8 per tonne

Under the Mineral Resources Law, if mining results in damage to arable land, grasslands or forest areas, the mining enterprise must take effective measures to return the land to an arable state, plant trees or grass or take other measures. The Mineral Resources Law and other applicable laws and regulations also state that anyone who causes others to suffer loss in terms of production or in terms of living standards is held liable for the loss under the law and is required to compensate the persons affected and to remedy the situation. In addition, the Mineral Resources Law also provides for (i) regulations concerning labor safety and hygiene and (ii) environmental protection.

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

Regulations Concerning Imports and Exports of Coal

In the PRC, the import and export of goods and technologies and the provision of international trade services are governed by the Foreign Trade Law, which was promulgated on May 12, 1994 and amended on April 6, 2004 with an effective date of July 1, 2004. Imports of coal into China are subject to import tariffs. Pursuant to China’s commitment under its World Trade Organization agreement, tariff rates for coal imports are expected to be reduced. Under the amended Foreign Trade Law, the Cargo Import and Export Ordinance and the Administrative Measures of Coal Export Quota, coal exports remain subject to State control and require governmental approval. Currently, there are only four authorized coal exporters, Shenhua Coal Trading Company Limited, China Coal Energy Group Company, China National Minerals Import and Export Company Limited and Shanxi Coal Import and Export Group Company.

Pursuant to regulations promulgated in January 2004, China’s coal exports have been subject to a government approval system since July 1, 2004, under which the NDRC and the Ministry of Commerce are responsible for determining China’s total coal export quota and for allocating the quota among the authorized coal exporters. The total quota will take into consideration China’s economic needs, the rational use of coal resources, the PRC Government’s economic policy and the dynamics of the domestic and international coal markets. Each year, after the NDRC publishes the total coal export quota for the following year, authorized coal exporters are required to submit written applications for the following year’s quota to the NDRC. The NDRC and the Ministry of Commerce then allocate the annual quota for the following year among the authorized coal exporters. Each year’s quota expires on December 31. Upon receiving quota approval, authorized coal exporters may apply for coal export permits to the relevant authority designated by the MOFCOM. Authorized coal exporters are also required to report their monthly quota usage to the NDRC.

The regulations provide that quotas may be adjusted in the event of:

•	a major change in the international market;

•	a major change in domestic coal resources;

•	an imbalance in the usage of the coal export quota by an authorized coal exporter compared to its allocation of the coal export quota; and

•	other circumstances which require an adjustment to the coal export quotas.

The total national quota approved for 2006 and 2007 was 80 million and 70 million tonnes, respectively.

The PRC Government VAT refund has been completely abolished since September 15, 2006. According to the Notice of the Customs Tariff Committee of the State Council on Revising the Provisional Tariff Rates on the Import and Export of Certain Goods (Issued by the Customs Tariff Committee of the State Council as document Shui Wei Hui [2006] No. 30), from November 1, 2006, the State will impose a 5% export tariff on certain exported coal. Such export tariff is not applicable to the coal exported by us, therefore we are not required to pay any such export tariff on our exported coal. The state policy, therefore, has no direct effect on us.

Domestic Trading of Coal

Pursuant to the Measures for the Regulation of Coal Operations promulgated by the NDRC on December 27, 2004, the state implemented a system to examine coal operation qualifications in respect of coal operations, including the wholesale and retail of raw coal and processed coal products, and the processing and distribution of coal for civilian use. Before an enterprise can engage in coal operations, it must obtain a coal operation qualification certificate. A coal production enterprise that deals in coal products which it did not itself produce and process is required to obtain coal operation qualifications. The enterprise is also prohibited from dealing in coal products produced and/or processed by a coal mine enterprise that does not have a coal production permit. An enterprise is also prohibited from selling coal products to a coal operation enterprise that does not have coal operation qualifications.

Although the PRC Government indirectly influences coal prices through its broad regulation of electricity prices and control over the allocation of national railway capacity, domestic coal prices have mainly been market-driven since 2002, when the PRC Government eliminated the price control measures for coal used in electric power generation. Prior to 2006, however, the PRC Government continued to implement temporary measures to prevent and control any unusual fluctuations in thermal coal prices. This, among other reasons, has caused thermal coal contract prices for major users to be generally lower than spot market prices during this period. On January 1, 2006, the NDRC announced the elimination of such temporary intervention practices on thermal coal price, thus completely removing control over thermal coal prices, including contract prices for major users.

Environmental Protection Laws and Regulations

Pursuant to the Environmental Protection Law, the SEPA is empowered to formulate national environmental quality and discharge standards and to monitor China’s environmental system at the national level for the purpose of preventing and eliminating environmental pollution and damage to ecosystems. Environmental protection bureaus at the county level and above are responsible for environmental protection within their areas of jurisdiction.

Environmental regulations require companies to file an environmental impact report with the relevant environmental authority for approval before undertaking the construction of a new production facility or any major expansion or renovation of an existing production facility. New facilities built pursuant to this approval are not permitted to operate until the relevant environmental authority has performed an inspection and has found that the facilities are in compliance with environmental standards.

Mining operations, including both open pit mines and underground mines, may result in disturbances of surface and underground land and cause water pollution, landslides and other types of environmental damage. To manage the adverse effects that the coal industry has on the environment, China has promulgated a series of laws and regulations. Through these laws and regulations, China has established national and local environmental protection legal frameworks and issued standards applicable to emission controls, discharges of wastes and pollutants to the environment, generation, handling, storage, transportation, treatment and disposal of waste materials by production facilities, land rehabilitation and reforestation.

The Environmental Protection Law, promulgated by the National People’s Congress on December 26, 1989, is the cardinal law for environmental protection in China. The law establishes the basic principle for coordinated advancement of economic growth, social progress and environmental protection, and defines the rights and duties of governments at all levels. Local environmental protection bureaus may set stricter local standards than the national standards and enterprises are required to comply with the stricter of the two sets of standards. The PRC Environmental Protection Law requires any entity operating a facility that produces pollutants or other hazards to incorporate environmental protection measures into its operations and to establish an environmental protection responsibility system, which must adopt effective measures to control and properly dispose of waste gases, waste water, waste residue, dust or other waste materials.

New construction, expansion or reconstruction projects and other installations that directly or indirectly discharge pollutants to the environment shall be subject to relevant state regulations governing environmental protection for such projects. Entities undertaking such projects must submit a pollutant discharge declaration statement detailing the amount, type, location and method of treatment to the competent authorities for examination. The authorities will allow the construction project operator to release a certain amount of pollutants into the environment and will issue a pollutant discharge license for that amount of discharge subject to the payment of discharge fees. The release of pollutants is subject to monitoring by the competent environmental protection authorities. If an entity discharges more than the amount permitted by the pollutant discharge license, the local environmental protection bureau can fine the entity up to several times the discharge fees payable by the offending entity for its allowable discharge, require the offending entity to close its operations, or take other measures to remedy the problem.

In the environmental impact statement of a construction project, the project operator shall make an assessment regarding the pollution and environmental hazards the project is likely to produce and its impact on the ecosystem, and measures for their prevention and control. The operator shall submit the statement according to the specified procedure to the competent environmental protection authority for examination and approval. The building of sewage outlets within any water conservancy projects, such as canals, irrigation channels and reservoirs, shall be subject to the consent of the competent authority in charge of water conservancy projects.

The facilities for the prevention and control of pollution must be designed, constructed and put into use or operation simultaneously with the main part of a construction project. Such facilities must be inspected by the competent environmental protection authority. If they do not conform to the specified requirements, the operator shall not be permitted to put the new facility into operation or use.

In addition, the Regulations on Coal Dust Control at Ports and Railway Environmental Protection Regulations, both require port or railway operators to take measures to limit coal dust pollution.

The rehabilitation of mining sites is another important issue the PRC Government has sought to address. Under the Law of Land Administration of the People’s Republic of China, promulgated on June 15, 1986, and amended on August 28, 2004, and the Land Rehabilitation Regulations, issued by the State Council in 1988 and effective January 1, 1989, coal producers must undertake measures to restore the mining site to its original state within a prescribed time frame if mining activities result in damage to arable land, grassland or forest. The rehabilitated land must meet rehabilitation standards, as required by law from time to time, and may only be subsequently used upon examination and approval by the land authorities. A coal producers’ failure to comply with this requirement or its failure to return the mining site to its original state will result in the imposition of fines, rehabilitation fees and/or rejection of applications for land use rights by the local bureau of land and resources.

Emissions of waste water by coal mines and coking plants are regulated by the Law on Prevention and Control of Water Pollution of the People’s Republic of China, promulgated by the National People’s Congress in 1984 and effective as amended in 1996, and the Administrative Regulations on the Levy and Use of Discharge Fees, issued by the State Council on January 2, 2003 and effective July 1, 2003. Any new construction projects, such as coal mines and coking plants, must submit an environmental impact statement, which shall include an assessment on the water pollution hazards the project is likely to produce and its impact on the ecosystem. The environment impact statement must also contain measures to prevent and control the water pollution hazards. Every new production facility must be equipped with waste water processing facilities which must be put in use together with the production facilities. Construction projects that discharge pollutants into water shall pay a pollutant discharge fee in accordance with state regulations.

Violators of the Environmental Protection Law and various environmental regulations may be subject to warnings, payment of damages and fines. Any entity undertaking construction work or manufacturing activities before the pollution and waste control and processing facilities are inspected and approved by the environmental protection department may be ordered to suspend production or operations and may be fined. The violators of relevant environment protection laws and regulations may be exposed to criminal liability if violations resulted in severe loss of property, personal injuries or death.

In addition to the PRC environmental laws and regulations, China is a signatory to the 1992 United Nations Framework Convention on Climate Change and the 1998 Kyoto Protocol, which propose emission targets to reduce greenhouse gas emissions. The Kyoto Protocol came into force on February 16, 2005. At present, the Kyoto Protocol has not set any specific emission targets for certain countries, including China.

Mineral Resources Laws and Regulations

Exploration, exploitation and mining operations must comply with the relevant provisions of the Mineral Resources Law and other relevant regulations, and are under the supervision of the Ministry of Land and Resources. Exploration and exploitation of mineral resources are also subject to examination and approval by the Ministry of Land and Resources and relevant local authorities. Upon approval, a mining permit is issued by the relevant administrative authorities, which are responsible for supervision and inspection of mining exploitation in their jurisdiction. The holders of mining rights are required to file annual reports with the relevant administrative authorities.

The Mineral Resources Law governs, among other things, the assignment of mining rights. If the entity holding the mining rights is to be changed due to a sale of enterprise assets or other circumstances that may cause a change in the property rights to the assets of the enterprise, the enterprise may assign its mining rights, subject to approval according to the Coal Law, the Mineral Resources Law and other laws and regulations.

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

Mining safety

On June 7, 2005, the State Council promulgated Several Opinions on Promoting the Healthy Development of the Coal Industry (“Opinions”), announcing the PRC Government’s policies with respect to the development and restructuring of the coal industry. The Opinions resonated with the NDRC’s announcement on the revision of the Coal Law and reiterated the PRC Government’s policies with respect to the administration of coal reserves, enhancement of coal mine safety, encouragement of industry consolidation among coal producers, acceleration of the construction of large coal production bases, improvement of mining techniques and equipment for coal production and the organization and regulation of small coal mines.

The Measures for Implementing Work Safety Permits in Coal Mine Enterprises

The State Administration of Work Safety and the SACMS issued “The Measures for Implementing Work Safety Permits in Coal Mine Enterprises”, which came into effect on May 17, 2004. Pursuant to this document, a coal mine enterprise without a work safety permit may not engage in coal production activities. Coal mining enterprises and their mines that do not satisfy the safety conditions set forth in this document, or those that violate the provisions of this document, will be punished accordingly.

Special Regulations by the State Council on Preventing Work Safety Related Accidents in Coal Mines and Five Sets of Supplemental Rules and Regulations

The Special Regulations by the State Council on Preventing Work Safety Related Accidents in Coal Mines were promulgated and entered into effect on September 3, 2005.

This regulation specifies that coal mine enterprises are responsible for preventing coal mine work safety-related accidents. If a coal mine has not obtained, in accordance with the law, a mining right permit, work safety permit, coal production permit or business license and if the mine manager has not obtained, in accordance with the law, a mine manager qualification certificate and a mine manager safety qualification certificate, the coal mine may not engage in production. A coal mine should have adequate safety equipment, facilities and resources and should have in place measures to guard against the occurrence of work safety related accidents, as well as a sound contingency plan to deal with emergencies. Coal mining enterprises should establish a sound system for the detection, elimination, treatment and reporting of latent work safety-related dangers. If a major latent work safety-related danger as specified exists in a coal mine, the enterprise should immediately suspend production and eliminate the latent danger. Coal mining enterprises should provide their personnel working underground and their special operation personnel with safety education and training in accordance with relevant state regulations. The person in charge of a coal mine and the production and operation management personnel should go into mines and act as foremen on a rotating basis in accordance with state regulations, while a file recording their entry into the mine should be maintained. In addition, the State Administration of Work Safety issued five sets of supplemental measures:

(i) The Measures for Determining Major Latent Work Safety Related Dangers in Coal Mines (for Trial Implementation) stipulates the specific criteria for determining major latent work safety-related dangers. It further defines each of the latent safety related dangers specified in the Special Regulations of the State Council on Preventing Work Safety Related Accidents in Coal Mines, and lists more than 60 major latent safety related dangers.

(ii) The Implementing Measures for the Detection and Elimination of Latent Dangers in Coal Mines and the Rectification and Closure of Such Mines (for Trial Implementation) specifies that coal mining enterprises are responsible for the detection and elimination of latent work safety-related dangers and that the main persons in charge of coal mining enterprises are fully responsible for the detection, elimination and treatment of latent work safety-related dangers in their enterprises.

(iii) The Measures for the Supervision and Inspection of Coal Mine Safety Training (for Trial Implementation) specifies that coal mining enterprises must arrange and provide safety education and training to all of their mining personnel in accordance with relevant regulations; select and send their principal persons in charge, work safety management personnel and special operation personnel to qualified coal mine safety training institutions for training in a timely manner; and obtain the corresponding qualification certificates.

(iv) The Guiding Opinions on Persons in Charge of Coal Mines and Production and Operation Management Personnel Going into Mines as Foremen requires the various types of coal mines to arrange for their persons in charge and production and operation management personnel to go into the mines to act as foremen and to ensure that each shift has at least one such person on site directing the operations. Coal mining enterprises are required to establish such procedures, clarify foremen’s duties and responsibilities and strictly implement internal management and performance appraisal.

(v) The Measures for Rewarding the Reporting of Major Latent Work Safety Related Dangers in, and Violations of the Law by, Coal Mines (for Trial Implementation) specifies that all units or individuals have the right to report major latent work safety-related dangers in, and violations of law by, coal mines.

C. Organizational Structure

As of the end of 2006, there are 17 departments in our Company, namely the Secretariat of the Board of Directors, Audit Department of the Board of Directors, Department of Coordination, Department of Human Resources, Department of Financial Planning, Enterprise Management Department, Information Management Department, Enterprise Development Department, Risk Management Department, General Control Center, Department of Production Technology, Department of Safety Inspection, Electrical Engineering and Power Department, Ventilation and Dust Elimination Department, Geological Survey Department, Community Relationship Office and Technical Center

Our shareholding and organizational structure as of March 31, 2007 are illustrated by the diagram below:

D. Property, Plants and Equipment

Real Property and Leasehold Property

As of December 31, 2006, the net book value of our property, plant and equipment was RMB12,139.9 million. The six coal mines and production and ancillary facilities of the Company are mainly in Shandong Province, we also own some assets in Shaanxi Province and Shanxi Province in the PRC and Australia. As of December 31, 2006, our Company and our subsidiaries occupied an area of 19,586,741 square meters, of which 3,309,603 square meters is occupied by the Company in Shandong Province, Shanxi Nenghua owns an area of 97,300 square meters, and Yancoal Australia owns 16,179,838 square meters of land. Under PRC law, we have freely transferable land use rights for a term of 50 years commencing from the respective dates when we acquired such land use rights in the PRC. In addition, land ownership held by Yancoal Australia is not subject to expiration pursuant to Southland Property Law in 1900. Based on necessity of our business development, our Company will seek opportunity to acquire more land and to obtain relevant approvals. We are in the process of applying to the appropriate authorities to obtain relevant title certificates in respect of some of our lands.

Coal Mines and Production Facilities

Existing coal mines

The six domestic coal mines of the Company currently operated by us are all located in the southwestern part of Shandong Province. All of these mines are connected by our railway network, which provides access to our customers either directly or through the PRC national railway or highway system. We completed the acquisition of Austar Coal Mine on December 24, 2004. In 2005, we acquired 95.67% equity interest in Heze Nenghua from the Controlling Shareholder. The principal activities of Heze Nenghua are to conduct the initial preparation of the Zhaolou, Wanfu and other coal mines at the Juye Coalfield including (i) obtaining the approvals for the coal mine projects, (ii) applying for the necessary exploration rights for coal, and (iii) preparing for the construction of the coal mines. In November 2006, we acquired the 98% equity interest in Shanxi Nenghua owned by Yankuang Group, and in February 2007, we acquired the remaining 2% equity interest in Shanxi Nenghua from Yankuang Group’s subsidiary, Lunan Fertilizer Plant.

The locations of the six domestic coal mines of the Company in Shandong Province and the connection of the railway system are shown on the map below:

The location of Austar Coal Mine is shown on the map below:

The location of Tianchi Coal Mine is shown on the map below:

Our coal mines are all underground coal mines.

The following table sets out detailed information for each of the mines currently owned by our Company which are in operation:

	Nantun	Xinglong Zhuang	Baodian	Dongtan	Jining II		Jining III	Austar	Tianchi	Total
Background data:
Start of construction	1966	1975	1977	1979	1989		1993	1998	2004	N/A
Start of commercial production	1973	1981	1986	1989	1997		2000	2000	2006	N/A
Coalfield area (square kilometers)	35.2	59.81	36.4	60.0	87.1		105.1	63.0	20	466.6
Reserve data: (millions tonnes as of December 31, 2006)
Total in-place proven and probable reserves(1)	129.38	348.68	305.33	479.16	425.68		244.40	N/A	—	1,932.63
Proven and probable reserves recoverable by longwall mining methods(2)	24.70	89.89	72.01	96.81	160.54		82.40	—	—	526.35
recoverable reserves	—	—	—	—	—		—	—	30.0	30.08
probable resources reserves	—	—	—	—	—		—	—	66.08	66.08
Depth of mine (meters underground)	397.0	429.2	474.7	710.0	593.0		556.0	300	—	N/A
Average thickness of main coal seam (meters)	8.60	8.29	8.88	8.41	6.78		6.20	5.30	4.50	N/A
Production data: (million tonnes)
Designed raw coal production capacity	2.4	3.0	3.0	4.0	4.0		5.0	2.0	1.0	24.4
Designed coal preparation input capacity	1.8	3.0	3.0	4.0	3.0		5.0	2.0	—	22.8
Raw coal production
1994	2.9	3.9	3.3	3.5	—		—	—	—	13.6
1995	3.6	3.8	3.6	3.8	0.2	(2)	—	—	—	15.0
1996	4.0	4.0	4.1	4.9	0.4	(2)	—	—	—	17.4
1997	3.9	4.1	4.0	4.9	0.8	(2)	—	—	—	17.7
1998	4.2	5.0	4.3	5.4	1.8		—	—	—	20.7
1999	4.0	6.1	4.7	6.1	3.2		—	—	—	24.1
2000	4.5	6.2	5.3	6.7	4.8		—	—	—	27.5
2001	4.9	6.6	6.2	7.1	4.1		5.1	—	—	34.0
2002	3.6	7.1	6.4	8.1	5.2		8.0	—	—	38.4
2003	4.7	7.0	7.3	8.2	6.0		10.1	—	—	43.3
2004	4.1	7.4	7.0	8.5	4.9		7.3	—	—	39.2
2005	4.0	6.6	5.0	7.5	4.5		7.0	—	—	34.6
2006	3.9	7.2	5.6	8.0	4.0		6.8	0.4	0.1	36.0
Cumulative raw coal production as of December 31, 2006	52.3	75.0	66.8	82.7	39.9		44.3	0.4	0.1	361.5

(1)	The reserve data (except for Austar Coal Mine) including (i) total in-place proven and probable reserves (if applicable), (ii) proven and probable reserves recoverable by longwall mining methods, (iii) recoverable reserves; (iv) probable resource reserves; (v) depth of mine and (vi) average thickness of main coal seam, is based on the relevant information from Report of independent mining consultants, after deduction of actual production volume and non-accessible reserves up to December 31, 2006. Non-accessible reserve is defined as the portion of identified resources estimated to be not accessible by application of one or more accessibility factors within an area. The report of the independent mining consultants for Nantun, Xinglong Zhuang, Baodian, Dongtan and Jining II was prepared by International Mining Consultants Limited Nottinghamshire, United Kingdom (“IMC”) on February 16, 1998, and the Report for Jining III was prepared by SRK Consulting in August 2000. The report of the independent mining consultant for Tianchi Coal Mine was prepared by Minarco Asia Pacific Pty Limited in May 2006, which is attached hereto as Exhibit 14.1 to this Annual Report.
(2)	Produced during trial production period.
(3)	With respect to Tianchi Coal Mine, “start of construction” refers to “the redevelopment and expansion”; “start of commercial production” refers to “commencement of production after completion of redevelopment and expansion”.

Nantun Coal Mine. Nantun is located in the southern portion of our coalfield. Nantun began its commercial production in 1973 with original designed annual output of 1.5 million tonnes of coal. In 1993, the designed annual output for Nantun was increased to 2.4 million tonnes after the completion of a renovation project. The main coal seam of Nantun is divided into two leaves. The thickness of the upper leaf averages 5.35 meters and the thickness of the lower leaf averages 3.21 meters. As of December 31, 2006, the estimated probable reserves on the main coal layer were 129.4 million tonnes, of which 24.7 million tonnes were recoverable by our longwall mining methods. We generally use the longwall caving mining method to extract coal from the upper layer of the coal seam and use mechanized longwall faces to mine the lower layer of the coal seam. Currently, Nantun produces coal from two longwall faces.

The Nantun coal preparation plant produces mainly No. 2 and No. 3 Clean Coal and employs only jig machines. Most of the equipment used in the Nantun coal preparation plant was manufactured in the PRC.

Xinglongzhuang Coal Mine. Xinglongzhuang is located in the northern portion of our coalfield. The main coal seam of Xinglongzhuang is concentrated in one leaf with an average thickness of 8.29 meters. We principally use the longwall caving mining method to mine in Xinglongzhuang. Currently, Xinglongzhuang operates one longwall face. As of December 31, 2006, the estimated probable reserves on the main coal layer were 348.7 million tonnes, of which 89.9 million tonnes were recoverable by our longwall mining methods.

The Xinglongzhuang coal preparation plant produces mainly No. 1, No. 2 and No. 3 Clean Coal. The Xinglongzhuang coal preparation plant’s principal equipment, including the jig machines, sink-and-float separation machines and floating separation machines, was imported.

Baodian Coal Mine. Baodian is located in the central western portion of our coalfield. Certain sections of the main coal seam of Baodian are concentrated in one leaf, with an average thickness of 8.81 meters, and the remaining sections are divided into two leaves with average thickness of 5.74 meters for the upper leaf and 3.38 meters for the lower leaf. We generally use the longwall caving mining method to extract coal from the concentrated layer and the upper leaf of the divided sections of the main coal seam. Currently, Baodian operates two longwall faces. As of December 31, 2006, the estimated probable reserves on the main coal layer was 305.3 million tonnes, of which 72.0 million tonnes were recoverable by our longwall mining methods.

The original design of the Baodian coal preparation plant was identical to that of the Nantun coal preparation plant. Subsequently, we remodeled the jig machines and added a number of sink-and-float machines and floating separation machines in the Baodian coal preparation plant. Most of the equipment used in the Baodian coal preparation plant was manufactured in the PRC. The principal product of the Baodian coal preparation plant is No. 2 and No. 3 Clean Coal.

Dongtan Coal Mine. Dongtan is located in the central eastern portion of our coalfield. Certain sections of the main coal seam of Dongtan are concentrated in one leaf, with an average thickness of 8.41 meters, and the remaining sections are divided into two leaves, with average thickness of 5.38 meters for the upper leaf and 3.22 meters for the lower leaf. We generally use the longwall caving mining method to extract coal from the concentrated leaf and the upper leaf of the divided sections of the main coal seam. Currently, Dongtan operates two longwall faces. As of December 31, 2006, the estimated probable reserves on the main coal layer were 479.2 million tonnes, of which 96.8 million tonnes were recoverable by our longwall mining methods.

Most of the equipment used in the Dongtan coal preparation plant, including the jig machines, the sink-and-float separation machines and the floating separation machines, was manufactured in the PRC. The principal product of the Dongtan coal preparation plant is No. 2 and No. 3 Clean Coal.

Jining II Coal Mine. Jining II is located in the northern portion of the Jining coalfield. The quality of its coal reserves is similar to that in our coalfield.

Certain sections of the main coal seam of Jining II are concentrated in one leaf, with an average thickness of 6.78 meters, and the remaining sections are divided into two leaves, with an average thickness of 2.1 meters for the upper leaf and an average thickness of 4.68 meters for the lower leaf. We use mainly longwall mining methods at Jining II. Currently, Jining II operates three longwall faces. As of December 31, 2006, the estimated probable reserves on the main coal layer were 425.7 million tonnes, of which 160.5 million tonnes were recoverable by our longwall mining methods.

The main equipment used in Jining II is jig machines, most of which are manufactured in the PRC. The principal product of the Jining II coal preparation plant is No. 2 and No. 3 Clean Coal.

Jining III Coal Mine. Jining III is located in the southern portion of the Jining coalfield and covers an area of 110.0 square kilometers. Jining III commenced commercial production on December 28, 2000, having a designed annual raw coal production capacity of five million tonnes. The average thickness of the main coal seam of Jining III is 6.2 meters. Currently, Jining III operates two longwall faces. As of December 31, 2006, the estimated probable reserves on the main coal layer were 244.4 million tonnes, of which 82.4 million tonnes were recoverable by our longwall mining methods.

The main equipment used in Jining III is jig machines, which are imported from Germany. The principal product of the Jining III coal preparation plant is No. 2 and No. 3 Clean Coal.

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

Austar Coal Mine was formerly owned and operated by Southland Coal Pty Limited. In December 2003, an underground fire occurred at Austar Coal Mine. The mine was shut down in January 2004. In 2004, we acquired the entire interest in the Austar Coal Mine from independent third parties including Southland Coal Pty Limited and completed the transfer on December 24, 2004. We have also established two wholly-owned subsidiaries in Australia, Yancoal Australia and Austar, in 2004 for our operations at Austar Coal Mine.

We commenced the reconstruction, expansion of production capacity and technology upgrade at Austar Coal Mine in 2005 and the Austar Coal Mine has resumed operation in October 2006.

The main equipment used in Austar Coal Mine is heavy-medium cyclone machines, which are manufactured in Australia. Austar Coal Mine will operate one longwall face upon operation. The designed coal production capacity of Austar Coal Mine after the reconstruction, expansion and technology upgrade is 2.0 million tonnes per annum. We planned to spend a total of approximately AUD230.3 million on Austar Coal Mine and we have incurred AUD205.9 million as of December 31, 2006.

Tianchi Coal Mine. Tianchi Coal Mine is located in Heshun County of Shanxi Province, with an area of approximately 20 square kilometers. After approval was obtained from the State Development Reform Committee on December 31, 2004, Tianchi Coal Mine underwent a redevelopment and expansion, and on November 3, 2006 has commenced commercial production after the construction works was completed. The designed production capacity was increased from 0.3 million tonnes to 1.2 million tonnes per annum. Tianchi Coal Mine is operated by inclined shaft development, and it produces mostly lean coal and meager lean coal. The average thickness of the main coal seam of Tianchi Coal Mine is 4.5 meters. As of December 31, 2006, the estimated probable resources reserves were 66.1 million tonnes, and the recoverable reserve were 30.0 million tonnes.

Tianchi Coal Mine does not have a coal preparation plant.

Mines under Development

Zhaolou Coal Mine is an underground longwall mine located in the central portion of Juye Coal Field. Zhaolou Coal Mine covers an area of 145 square kilometers. We commenced the construction of Zhaolou Coal Mine in 2004 and we plan to complete the construction of Zhaolou Coal Mine in 2008. Zhaolou Coal Mine has a designed annual raw coal production capacity of 3 million tonnes. Zhaolou Coal Mine produces 1/3 coking coal and steam coal. The average thickness of the main coal seam of Zhaolou Coal Mine is 7 to 9 meters. According to the Revised Independent Technical Review and Resource and Reserve Assessment attached as Exhibit 14.1, the total probable and recoverable reserves of Zhaolou Coal Mine was 106.0 million as of December 31, 2006.

The construction at the Zhaolou Coal Mine is expected to cost approximately RMB2,364.7 million and we have spent an aggregate total of approximately RMB875.5 million on the construction and development of Zhaolou Coal Mine as of December 31, 2006.

Railway Assets

Currently, the Railway Assets consists of 27 locomotives, 359 railcars, and special purpose coal transportation railway tracks of approximately 184 kilometers in length that link most of our coal mines and production units of the Controlling Shareholder and our largest end-customer, Zouxian Electric Power Plant. As of December 31, 2006, our Railway Asset Department employed approximately 3,580 employees. The railway network connects to two of the major national railways, namely, the Beijing-Shanghai Railway and Yanzhou-Shijiugang Railway.

Mining Rights

Mining Rights of our Five Mines

According to the approval of the State-owned Supervision Department and the Coal Industry Supervision Department obtained at the establishment of the Company, and the Mining Agreement entered into with Yankuang Group in October 1997 and the supplemental agreement entered into in February 1998, whereas the five coal mines owned by the Company: Nantun, Xinglongzhuang, Baodian, Dongtan and Jining II (“the Five Mines”), would incur RMB13.0 million per year for compensation for the depletion of coal resources. For ten years from 1997 onwards, the compensation would be collected by Yankuang Group, and if the state implemented new regulations after ten years, the compensation would be adjusted accordingly.

During the time of the report, we paid Yankuang Group RMB13.0 million as compensation for the depletion of coal resources for the Five Mines.

In September 2006, the State Council approved the Implementation Plan for the Compensation System Reform Testing in relation to Deepening Coal Resources as jointly promulgated by the Finance Department, Ministry of Land and Resources, and the National Development and Reform Commission. According to the implementation plan, if an enterprise obtained mining rights that were the result of state-funded exploration, it must pay mining right fees in relation to valuation of the remaining reserves. Shandong Province is one of the testing points for mining rights paid with consideration. Up until the date of disclosure of this report, the detailed terms of the implementation of the use of mining rights in Shandong Province were unclear.

Jining III

Pursuant to the Jining III Coal Mine Acquisition Agreement dated August 4, 2000 entered into between us and the Controlling Shareholder, the consideration for the mining right of Jining III Coal Mine is approximately RMB132.5 million, which shall be paid to the Controlling Shareholder in ten equal annual interest free installments commencing from 2001. During 2006, we paid RMB13.3 million to the Controlling Shareholder.

Austar Coal Mine

We obtained an exploration license for Austar Coal Mine from the NSW Department of Primary Industries on April 5, 2005. In accordance with the Asset Sale Agreement, we are obligated to pay the vendor AUD4,000,000 upon our successful procurement of exploration license to the new exploration site adjacent to the Austar Coal Mine. During 2005, we successfully obtained the exploration license for the adjacent mines. Accordingly, consideration amounted to RMB23.6 million was paid upon the completion of registration process in 2006.

Tianchi Coal Mine

At the time we acquired Shanxi Nenghua, we paid a total consideration of RMB748.3 million, including the consideration for the mining right of Tianchi Coal Mines for RMB136.6 million.

Zhaolou Coal Mine

In December 2005, we acquired 95.67% of the equity interest in Heze Nenghua from Yankuang Group. According to the acquisition agreement, Heze Nenghua has the right to acquire the mining rights of Zhaolou Coal Mine within 12 months upon its availability.

On June 28, 2006, Yankuang Group obtained the mining rights certificate issued by the State Resources Department in relation to Zhaolou Coal Mine. In accordance with the terms of the Heze Nenghua Acquisition Agreement, we have begun the process of acquiring the mining rights of Zhaolou Coal Mine, and will make the appropriate disclosure in relation to the acquisition progress. The construction of Zhaolou Coal Mine is expected to be completed in 2008.

Except for the Five Mines of the Company, the mining rights of the coal mines owned by us are all paid with consideration.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the information set forth in the Financial Statements. The differences between IFRS and U.S. GAAP that would have had an impact on the equity attributable to our equity holders and net income attributable to our equity holders as of December 31, 2004 and 2005 and net income attributable to our equity holders for the years ended December 31, 2004, 2005 and 2006 are set forth in Note 46 to the financial statements.

A. Operating Results

We are engaged in the mining of prime quality low-sulphur coal from our mines for sale to electric power plants, metallurgical producers and other customers located primarily in the economically developed eastern provinces of the PRC, and for export to customers located in East Asia. Our raw coal production was 36.1 million tonnes in 2006, and our total coal sales volume was 34.7 million tonnes. Domestic coal sales accounted for 70.0%, 73.1% and 78.2% of our total net sales during 2004, 2005 and 2006, respectively, and export coal sales through export sales agent accounted for 27.9%, 25.5% and 20.5%, respectively, of our total net sales for such periods.

In 2002 we acquired our local railway transportation network from the Controlling Shareholder, and began to provide rail transportation services both for our own coal sales and for the Controlling Shareholder, its subsidiaries and other third parties. In 2006, we transported a total of 19.5 million tonnes of goods, compared to 20.2 million tonnes in 2005.

Sales of the railway transportation services segment consist of two components, namely (i) amount charged to customers for the transportation of coal purchased on an ex-mine basis, where the customer pays the cost of transportation; and (ii) transportation services provided to third parties for the transport of goods via our railway network. In 2006, the internal sales was RMB206.8 million and external sales was RMB160.4 million. External sales are recorded as our revenues for the period, and the costs of providing these services are recorded as our cost of transportation services. For a presentation of segment revenues, results, and inter-segment eliminations and segment balance sheet items, see Note 6 to the Financial Statements. If treated as an independent business in 2006, Railway Assets contributed net profits of RMB9.3 million.

Overview

In 2006, we produced 36.1 million tonnes of raw coal and sold 34.7 million tonnes of coal, representing a 4.0% and 6.7% increase, respectively, compared to 2005. In 2006, our realizable total net revenue was RMB12,007.3 million, representing an increase of 4.3% compared to 2005, while the net income attributable to our equity holders was RMB2,373.0 million in 2006, representing a decrease of 17.6% compared to 2005. The following table sets forth our sales and sales volumes classified according to our principal products and services sales:

	Historical Sales Data by Product and Service
	2004			2005			2006
	Sales Volume	Net Sales	% of Total Net Sales	Sales Volume	Net Sales	% of Total Net Sales	Sales Volume	Net Sales	% of Total Net Sales
	(‘000 tonnes)	(RMB million)		(‘000 tonnes)	(RMB million)		(‘000 tonnes)	(RMB million)
Clean Coal
No. 1 Clean Coal	631.3	220.5	2.1%	773.9	398.0	3.5%	869.3	439.3	3.6%
No. 2 Clean Coal	6,329.2	2,013.50	19.0%	5,084.5	2,499.1	21.7%	5,566.3	2,668.5	22.2%
Domestic Sales	2,326.7	805.4	7.6%	2,981.3	1,531.4	13.3%	4,064.2	2,003.8	16.7%
Export	4,002.5	1,208.10	11.4%	2,103.2	967.6	8.4%	1,502.1	664.7	5.5%
No.3 Clean Coal	11,861.9	3,484.00	33.0%	11,183.0	4,143.8	36.0%	12,129.7	4,518.7	38.2%
Domestic Sales	6,027.9	1,800.20	17.0%	6,066.8	2,191.9	19.0%	7,495.6	2,901.6	24.2%
Export	5,834.0	1,683.80	15.9%	5,116.2	1,951.9	16.9%	4,634.1	1,680.1	14.0%
Lump Coal	752.3	284.3	2.7%	485.5	209.9	1.8%	555.4	237.6	2.0%
Domestic	572.7	228.9	2.2%	454.0	197.4	1.7%	555.4	237.6	2.0%
Export	179.6	55.4	0.5%	31.5	12.5	0.1%	—	—	—
Australian Clean Coal	—	—	—	—	—	—	192.4	114.4	1.0%
Subtotal	19,574.7	6,002.3	56.8%	17,527.0	7,250.7	63.0%	19,313.1	8,041.5	67.0%
1. Coal Business
Domestic Sales	9,558.6	3,055.00	28.9%	10,276.2	4,318.7	37.5%	12,984.5	5,582.3	46.5%
Export	10,016.1	2,947.30	27.9%	7,250.8	2,932.0	25.5%	6,328.6	2,459.2	20.5%
Screened Raw Coal	14,936.6	3,867.5	36.5%	10,805.4	3,478.1	30.2%	10,967.3	3,160.4	26.3%
Mixed Coal and Others	3,492.6	484.5	4.6%	4,152.1	624.7	5.4%	4,383.1	645.0	5.4%
Coal business total	38,003.9	10,354.3	97.9%	32,484.5	11,353.5	98.6%’	34,663.5	11,864.9	98.7%
2. Railway
Transportation Services Revenue	—	220.8	2.1%	—	163.4	1.4%	—	160.4	1.3%

3. Total	38,003.9	10,575.1	100.0%	32,484.5	11,516.9	100.0%	—	12,007.3	100.0%

Net coal sales represent the invoiced value of coal sold and are net of returns, discounts, sales taxes, transportation costs, port fees and various miscellaneous fees. Sales taxes consist primarily of a resource tax calculated at a rate per tonne of the imputed quantity of raw coal sold. Our Company’s applicable coal industry tax rates in Shandong Province is RMB3.60 per tonne and the applicable coal industry rates in Shanxi Province is RMB3.2 per tonnes. Such taxes are payable to the local tax bureau.

The following table sets forth our principal operating revenues, costs and expenses, and such items expressed as percentages of total net sales:

	2004		2005		2006
	RMB	% of Total Net Sales	RMB	% of Total Net Sales	RMB	% of Total Net Sales
	(RMB Million)		(RMB Million)		(RMB Million)
Net sales
Net sales of coal	10,354.3	97.9%	11,353.5	98.6%	11,846.9	98.7%
Railway transportation service revenue	220.8	2.1%	163.4	1.4%	160.4	1.3%
Total net sales	10,575.1	100.0%	11,516.9	100.0%	12,007.3	100.0%

Cost of sales and services provided
Materials	1,088.7	10.3%	1,147.6	10.0%	1,320.6	11.0%
Wages and employee benefits	1,022.6	9.7%	1,258.3	10.9%	1,646.0	13.7%
Electricity	298.3	2.8%	282.5	2.5%	33.35	2.8%
Depreciation	918.4	8.7%	891.6	7.7%	963.0	8.0%
Repairs and maintenance	455.8	4.3%	351.0	3.0%	327.2	2.7%
Land subsidence, restoration, rehabilitation and environmental costs	323.2	3.1%	636.6	5.5%	743.0	6.2%
Mining right expenses	19.6	0.2%	19.6	0.2%	25.0	0.2%
Other transportation fee	119.7	1.1%	98.8	0.9%	106.6	0.9%
Others	305.4	2.9%	602.6	5.2%	722.5	6.0%
Total cost of sales and services provided	4,551.7	43.0%	5,288.6	45.9%	6,190.1	51.6%

Selling, general and administrative expenses	1,479.9	14.0%	1,918.8	16.7%	2,230.1	18.6%

Total cost of sales and operating expenses	6,031.6	57.0%	7,207.4	62.6%	8,420.2	70.1%

The discussion and analysis have been based upon financial statements prepared in accordance with the IFRS, which differs in certain respects from U.S. GAAP. For a further discussion on the differences between IFRS and U.S. GAAP, see Note 46 to our financial statements included elsewhere in this Annual Report.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Our net sales in 2006 increased by RMB490.4 million, or 4.3%, to RMB12,007.3 million from RMB11,516.9 million in 2005, this was due primarily to the increased net sale of our coal products.

Our net sales of coal increased by RMB493.5 million, or 4.3%, to RMB11,846.9 million in 2006. The increase of net sales of coal was primarily due to the increase of our sales volume of coal, partly offset by the decreased average selling price of the Company’s coal products.

In 2006, we sold 34.7 million tonnes of coal, representing an increase of 2.2 million tonnes, or 6.7%, as compared to 2005. The increase was a result of (i) the 1.9 million tonnes, or 5.7%, increase of sales volume of the six coal mines of the Company (ii) the 0.2 million tonnes of sales volume of Yancoal Australia, and (iii) the 0.1 million tonnes of sales volume of Shangxi Nenghua.

The decrease of average coal sales price of the Company was primarily due to the corresponding decrease in export coal prices. Our net income from railway transportation services was RMB160.4 million, representing a decrease of RMB3.0 million, or 1.9%, from RMB163.4 million in 2005. The decrease was primarily due to a decrease in the volume of coal deliveries made by our railway network for coal sales where transportation expenses were charged on an ex-mine basis to customer.

Our total cost of sales (including railway transportation services) increased by RMB901.5 million, or 17.0%, to RMB6,190.1 million in 2006 as compared to RMB5,288.6 million in 2005, primarily due to the increased cost of our coal sales. Increase of our cost of coal sales was primarily due to (i) the increase in commodity prices, (ii) the increase in employees’ wages; (iii) the increase in expenditures on safety measures, and (iv) the consolidation of the cost of coal sales of our subsidiaries which were not acquired or put into operation in 2005.

The unit cost of coal sales per tonne for the Company was RMB170.2, an increase of RMB10.5, or 6.6%, compared with RMB159.6 in 2005. Such increase in unit cost of coal sales per tonne was attributable to certain internal and external factors, including increases of raw material prices, employees’ wages, subsidence fees of our Company as a result of the increased efforts to relocate the villages located above coal fields, and more frequent changes of underground work-faces.

Our selling, general and administrative expenses were RMB2,230.1 million in 2006, representing an increase of RMB311.3 million, or 16.2%, from RMB1,918.8 million of 2005. The increase of our selling, general and administrative expenses was primarily due to (i) the increase of RMB378.0 million of selling, general and administrative expenses of the Company, which was mainly attributable to the increase in employees’ insurance, wages and depreciation expenses, and (ii) an additional RMB5.1 million for the selling, general and administrative expenses of Shanxi Nenghua. However, the increases were partly offset by the decrease of RMB42.0 million of selling, general and administrative expenses of Yancoal Australia as compared to 2005.

Our other operating income increased by RMB30.8 million or 22.8%, to RMB165.8 million in 2006 from RMB135.0 million in 2005. The increase was mainly due to (i) the RMB12.9 million increase of profit from sales of material and fittings; and (ii) the RMB8.4 million increase of interest income of bank deposit.

Our interest expenses increased by RMB1.7 million, or 7.1%, to RMB26.3 million in 2006, from RMB24.6 million in 2005. The increase was primarily due to the two new long-term loans borrowed by Shanxi Nenghua.

As a result, our income before income taxes decreased by RMB693.4 million, or 15.7%, from RMB4,420.0 million in 2005 to RMB3,726.6 million in 2006.

Our income tax expenses decreased by RMB183.3 million, or 12.0%, from RMB1,538.0 million in 2005 to RMB1,354.7 million in 2006.

As a result, the net income attributable to our equity holders decreased by RMB508.5 million, or 17.6%, to RMB2,373.0 million in 2006 from RMB2,881.5 million in 2005.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Our net sales increased by RMB941.8 million, or 8.9%, to RMB11,516.9 million in 2005 from RMB10,575.1 million in 2004, due primarily to the increases of revenue from sales of coal. Net sales of coal increased by RMB999.1 million, or 9.6%, to RMB11,353.5 million in 2005. The increase was primarily due to an increase of average coal sales prices by 28.3%, which resulted in an increase of net sales of coal by RMB2,502.9 million, partially offset by a decrease of coal sales volume of 14.5%, which resulted in the decrease of net sales of coal by RMB1,503.8 million.

The increase in the average selling price of our coal was primarily due to improved market conditions which resulted in increase in coal prices in both the domestic and the export markets as well as the increase in net sales price primarily due to the implementation of the “Four Optimizations” strategy. Our average sales price per tonne for coal increased 28.3% from RMB272.3 for the year ended December 31, 2004 to RMB349.5 for the year ended December 31, 2005.

In 2005, we produced 34.7 million tonnes of raw coal, representing a 11.5% decrease compared to 2004 and sold 32.5 million tonnes of coal, representing a 14.5% decrease compared to 2004, primarily due to decrease in our raw coal production. Our domestic sales of coal in 2005 were 25.2 million tonnes, representing a decrease of 9.9% compared to 2004. Our export sales of coal in 2005 were 7.3 million tonnes, representing a decrease of 27.6% compared to 2004. The change in sales structure was primarily due to our timely adjustment of product mix in light of the market needs.

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

Our cost of sales and services (including railway transportation service) increased by RMB736.9 million, or 16.2%, to RMB5,288.6 million in 2005, as compared to RMB4,551.7 million in 2004. The cost of coal sales was RMB5,184.8 million, representing an increase of RMB722.5 million, or 16.2%, as compared to RMB4,462.3 million in 2004, principally due to (i) the increase in commodity prices, (ii) the increase in employees’ wages, (iii) the reduction of the rate of export VAT rebate, and (iv) the increase in expenditures on safety measures. The unit cost of coal sales was RMB159.6 per tonne of coal in 2005, representing an increase of RMB42.2, or 36.0%, as compared to RMB117.4 in 2004.

Of the RMB42.2 increase in unit cost of coal sales per tonne of coal we sold in 2005, RMB15.8 was attributable to external factors beyond our control, including (i) an increase of RMB2.6 in unit cost of coal sales resulting from the reduction of export VAT rebate; (ii) an increase of RMB2.1 resulting from the increase in cost of raw materials; and (iii) an increase of RMB11.1 resulting from the increase in subsidence fees to relocate villages above our coal mines. Of the remainder of the RMB42.2 increase in unit cost of our coal sales in 2005, RMB9.4 was attributable to increase in employee wages, RMB2.9 was attributable to the increase of expenses as a result of the implementation of measures designed to (i) increase pricing through optimizing our product- and customer-mix; (ii) optimize transportation and port flow structures to reduce cost of sales; (iii) strategically allocate coal sales to more profitable markets; and (iv) increase product sales to major customers (“Four Optimizations”), RMB1.2 was attributable to the increase in safety inputs and RMB14.7 was attributable to increased fixed costs resulting from the decrease in sales volumes by 5.5 million tonnes in 2005 compared to 2004.

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

Our other operating income decreased by RMB30.7 million, or 18.5%, to RMB135.0 million in 2005 from RMB165.7 million in 2004. The decrease was primarily due to a decrease in interest income of RMB16.1 million and a decrease in the release of negative goodwill of RMB 27.6 million as compared to 2004 resulting from the revised IFRS adopted in 2005. For the information about the revised IFRS, please see “Item 5 – G – Critical Accounting Policies”.

Our interest expenses decreased by RMB11.3 million, or 31.5%, from RMB35.9 million in 2004 to RMB24.6 million in 2005. The decrease was primarily due to the partial repayment of bank loans by our Company.

As a result, our income before taxes decreased by RMB253.3 million, or 5.4%, from RMB4,673.3 million in 2004 to RMB4,420.0 million in 2005.

Our income tax expenses increased by RMB19.2 million, or 1.3%, to RMB1,538.0 million in 2005 from RMB1,518.8 million primarily due to an under-provision of income tax from prior years.

Our net income attributable to our equity holders decreased by RMB226.7 million, or 7.2%, from RMB3,154.3 million in 2004 to RMB2,927.6 million in 2005.

B. Liquidity and Capital Resources

In 2006, our principal source of cash was cash flow from operations. Principal uses of cash in 2006 were operating working capital, purchase of property, plants and equipment, repayment of shareholders’ dividends, increase in term deposits and the acquisition of the equity interest in Shanxi Nenghua.

As of December 31, 2006, the balance of our bills and accounts receivable were RMB2,211.9 million, representing a decrease of RMB12.9 million, or 0.6%, from RMB2,224.8 million as of December 31, 2005. Bills receivable decreased by RMB88.5 million, or 4.2%, to RMB2,004.4 million as of December 31, 2006 from RMB2,092.9 million as of December 31, 2005, principally due to the decrease of bills received from certain major customers in connection with sales of coal. Since 2006, we accept a higher percentage of bank bills received from certain major and credit-worthy customers in order to facilitate sales in light of rising coal prices. Accounts receivable increased by RMB75.6 million, or 57.3%, to RMB207.5 million as of December 31, 2006 from RMB131.9 million as of December 31, 2005. Such increase was primarily due to (i) an increase of RMB43.3 million for accounts receivable by our Company in 2006 due to increased settlement balances from strategic customers; (ii) RMB26.3 million of accounts receivable for Yancoal Australia in 2006; and (iii) RMB6.0 million of accounts receivable for Shanxi Nenghua in 2006.

An analysis of the allowance for doubtful debts for bills and accounts receivable for 2004, 2005 and 2006 is as follows:

	2004	2005	2006
	RMB’000	RMB’000	RMB’000
Balance as of January 1	100,627	126,700	126,700
Additional/(reversal of ) allowance charged to income	26,073	—	(16,650)
Direct write-off charged against allowance	—	—	(78,603)

Balance as of December 31	126,700	126,700	31,477

Our inventories increased by RMB109.1 million, or 23.2%, to RMB579.6 million as of December 31, 2006 from RMB470.5 million as of December 31, 2005. The increase was due to the increase in coal inventories of Yancoal Australia.

Prepayment and other current assets increased by RMB29.1 million, or14.4%, to RMB231.5 million as of December 31, 2006, from RMB202.4 million as of December 31, 2005. The increase was mainly due to the increase of prepayment or advances to supplier.

As of December 31, 2006, total bills and accounts payable increased by RMB248.0 million, or 49.8%, to RMB745.7 million from RMB497.7 million as of December 31, 2005. The increase was mainly caused by the increase of accounts payable.

Other accounts payable and provisions increased by RMB323.8 million, or 20.5%, to RMB1,899.7 million as of December 31, 2006 from RMB1,575.9 million as of December 31, 2005, principally due to (i) an RMB199.5 million increase of the customers’ deposits; and (ii) an RMB226.3 million increase of accounts payable for the purchase of property, machinery, equipment and project materials compared to that in 2005; which was partially offset by the RMB100.9 million decrease of resources compensation payable compared to that in 2005.

Long-term liabilities increased by RMB458.9 million, or 257.7%, to RMB637.0 million as of December 31, 2006 from RMB178.1 million as of December 31, 2005. This was mainly attributable to the RMB330 million new long-term loan of Shanxi Nenghua as a result of our acquisition of Shanxi Nenghua which we acquired and the increase of RMB137.5 million for deferred tax liabilities accrued from the provision of land subsidence fees and safety production expenses.

Our principal capital expenditure for the purchase and construction of property, machinery and equipment was RMB1,290.5 million and RMB3,363.4 million in year 2005 and 2006, respectively, representing an increase of RMB2,072.9 million, among which, (i) capital expenditure for the construction of property increased by RMB1,881.1 million; and (ii) capital expenditure for machinery and equipment increased by RMB185.6 million. These increases were mainly due to the increase in expenditure in the construction of properties and purchase of machinery and equipments for projects being developed by some of our wholly owned subsidiaries and controlled entities. In accordance with the Acquisition Agreement of Jining III Coal Mine, we have paid the Controlling Shareholder RMB13.2 million for acquisition of the mining rights of Jining III Coal Mine during this reporting period. For information about our contractual commitment for capital expenditures, see “- F. Contractual Obligations”.

Equity attributable to our equity holders increased by RMB1,313.2 million, or 7.5%, to RMB18,931.8 million as of December 31, 2006 from RMB17,618.6 million as of December 31, 2005, which was mainly attributable to the increase in profit realized from operating activities. We paid dividends of RMB470.7 million, RMB799.2 million and RMB1,082.0 million in 2004, 2005 and 2006, respectively. As of December 31, 2006, our debt to equity ratio was 2.1%, which was calculated based on the equity attributable to our equity holders and total amount of bank loans, which amounted to RMB18,931 million and RMB403,1 million, respectively. As of December 31, 2006, our Company’s debt to equity ratio was 2.1%, which was calculated on the basis of the equity attributable to our equity holders and total amount of borrowings amounting to RMB18,931.8 million and RMB403.1 million, respectively.

The following table sets forth our cash flow for each of the three years ended December 31, 2004, 2005 and 2006:

	Year ended 31 December
	2004	2005	2006
	(RMB’000)	(RMB’000)	(RMB’000)
Cash and cash equivalents at beginning of year	2,023,772	5,216,738	5,885,581
Net cash generated from operating activities	4,418,381	3,939,274	3,767,156
Net cash used in investing activities	(2,300,808)	(2,262,466)	(3,625,523)
Net cash generated from / (used in) financing activities	1,075,393	(1,008,279)	(1,291,549)
Net increase/ (decrease) in cash and cash equivalents	3,192,966	667,529	(1,149,916)
Cash and cash equivalents at end of year	5,216,738	5,885,581	4,715,945

Our net cash generated from operating activities decreased by RMB172.1 million, or 4.3%, from RMB3,939.3 million in 2005 to RMB3,767.2 million in 2006, despite the increase in our cash generated from operations by RMB307.9 million from RMB5,164.1 million in 2005 to RMB5,472.1 million in 2006. This was mainly because we paid an increased RMB488.6 million in income taxes in 2006. Although our operating cash flow before movements in working capital decreased by RMB526.5 million to RMB4,794.3 in 2006 million from RMB5,320.8 million in 2005, our cash generated from operations increased primarily due to the decrease in bill and accounts receivable and increase in bill and accounts payable, which was partially offset by the increase in inventories and decrease in other payables and accrued expenses.

Net cash used in investing activities increased from RMB2,262.5 million in 2005 to RMB3,625.5 million in 2006. Net cash used in investing activities primarily reflected (i) an increase of approximately RMB1,821.7 million in capital expenditures for purchase of property, plant and equipment from RMB1,315.4 million in 2005 to RMB3137.1 million in 2006, (ii) the increase in restricted cash of RMB50.5 million in 2006, (iii) the investment of RMB444.2 million for the acquisition of Shangxi Nenghua, and (iv) the payment of RMB 18.5million, RMB97.4 million and RMB23.6 million for the acquisition of Southland Coal Mine, the deposit investment in connection with Yancoal Australia and the acquisition of mining rights in Southland Coal Mine, respectively. The increase in net cash used in investing activities was partially offset by a decrease in term deposits of RMB131.8 million and proceeds from disposal of property, plant and equipment of RMB14.2 million.

Net cash used in financing activities in 2006 was RMB1,291.5 million, reflecting primarily (i) the payment of dividends of RMB1,082.0 million, and (ii) repayment of bank borrowings of RMB200.0 million. Net cash used in financing activities was RMB1,009.3 million in 2005, reflecting primarily (i) the payment of dividends of RMB799.2 million, and (ii) repayment of bank borrowing of RMB200.0 million.

Our estimated capital expenditure for 2007 is RMB4,147.2 million, including : (i) approximately RMB1,035.3 million for the purchase and construction of property, machinery and equipment for the existing six operating coal mines and Railway Assets of our Company ;and (ii) approximately RMB3,111.9 million for external development projects , including: (a) approximately RMB1,948.1 million for investment in the 600,000 tonnes capacity methanol facility in Shaanxi Province; (b) approximately RMB663.8 million for investment in Zhaolou Coal Mine in Shandong Province; (c) approximately RMB278.9 million for investment in the 100,000 tonnes capacity methanol facility in Shanxi Province ; and (d) approximately RMB221.1 million for investment in the construction of Austar Coal Mine in Australia. The capital resource for the planned capital expenditure is mainly from our cash in hand and remaining proceeds from the issuance of H Shares in 2004.

We believe that the cash currently owned by our Company and the abundant capital sources will provide us with sufficient capital to satisfy our operational and development requirements.

C. Research and Development, Patents and Licenses, Etc.

We have a team of specialized technicians who are responsible for research and development of new mining and processing technology. Our expenditures for research and development were RMB24.9 million, RMB45.0 million and RMB46.0 million, in the years ended December 31, 2004, 2005 and 2006, respectively, accounting for 0.2%, 0.4% and 0.4%, respectively, of our total net sales for such periods. In addition to our own research and development program, we have also established long-term cooperative relationships with a number of research institutes such as the China Coal Science Research Institution, Coal Mine Design Institution, a number of coal machinery and equipment manufacturers and a number of educational institutions to conduct special research projects.

Our research and development efforts on mining technology have contributed to increases in production in recent years. Our Predecessor began to use the longwall caving mining method in 1992. Thereafter, our research and development personnel concentrated on modifying such method, taking into account the special geological conditions of our mines in order to maximize our production. In addition, largely because of our research and development personnel’s efforts, we have been able to:

•	increase production efficiency by utilizing mining extracting equipment with improved technology;

•	extend the length of certain longwall work-faces to approximately 300 meters, thereby reducing costs for tunneling and supports;

•	minimize the number of coal pillars required to support the mining areas, enabling the extraction of a greater proportion of coal and enhancing recycling of coal resources;

•	improve the roof support and auxiliary transportation systems to reduce costs; and

•

complete the two national projects regarding the research on “equipment coordination and technology for 6Mt/a complex-mechanized top coal caving workface” and the research on “high-efficient intensive complex-mechanized top coal caving technology and its key equipment” to successfully develop the two-pillar hydraulic shield support for top coal caving.

We are one of the world’s leading suppliers of coal products utilizing longwall caving extracting technology as the principal mining method. The longwall caving extracting technology is patented in the PRC and Australia. The Controlling Shareholder granted DBT Australia Pty Ltd an exclusive license to develop the longwall caving extracting technology in Australia and South Africa. We believe production costs of coal products can be reduced by utilizing longwall extracting technology.

Upgrading and improving longwall caving extracting technology and equipment as well as mining methods for medium and thick coal seam are our principal business strategies. With regard to upgrading longwall caving extracting technology, our focus is on further improving the existing technology and replacing outdated equipment. We are currently focusing on our research and development on the complete set of equipment and technology for a 6 million tonnes fully-automatic complex-mechanized top coal caving workface and the complete set of equipment and technology for fast tunneling of coal headings in order to further strengthen our competitive advantage in core technologies.

D. Trend Information

Outlook for 2007

The demand and supply of coal in the domestic market is generally in equilibrium, and coal price is expected to remain stable. Since China is maintaining an economic growth rate of over 8%, the demand of coal by electricity power, metallurgy, building materials, chemicals and other sectors in primary industry will still be persistent. The domestic coal resource supply is expected to increase due to additional production from newly constructed coal mines as well as policy adjustments by the PRC Government, for example, the abolishment of VAT rebate for coal export, levying additional coal export tariff and reducing coal import tariff. No radical breakthrough in the bottleneck of coal transportation capacity is expected in the short term. The PRC Government will continue to regulate and close down sub-standard coal mines and continue to strictly enforce increased safety investments. The Eleventh Five-Year Plan (2006-2010) of Coal Industry encourages the development of large scale coal enterprises under a group structure and the raising of admittance requirements for newly constructed coal mine, which will result in the consolidation of China’s coal industry and enhance the competitive advantages of large-scale coal enterprises. The safety production level and operation system of the coal industry is expected to continue to improve.

Due to continuous growth of the world economy, steady development of electric power and metallurgy industries, and increasingly high oil prices, the coal industry is one of the growing energy industries in terms of demand. The export volume of coal from Australia will remain stable on the whole, the export volume of coal from Indonesia and Vietnam is expected to increase; while the import volume of coal by Japan and South Korea is expected to remain stable and the import volume of coal by China and India will increase. Therefore, the demand and supply in East Asian coal markets will be stable on the whole, and the supply of prime coal is expected to be slightly tight. In response to the strong domestic demand of coal, China’s adjustments to its coal import and export is expected to be in favor of the East Asian coal market prices. The contract price for coal in the international coal market is on the whole higher than that of 2006. Ever since January 2007, the spot price of the Australian BJ steam coal has been stable with an increase trend. It is expected that the international coal price in 2007 will be stable coupled with steady increase.

The average coal sales price of the Company is expected to increase slightly in 2007. Currently, we have signed domestic coal sales contracts of 13.0 million tonnes, with average contract price increase of RMB52.04 per tonne or a19.2% increase over 2006. Adjustment for spot prices for coal is also expected in accordance with market changes. Though the negotiation for coal export has not been completed, it is expected that our Company’s long-term contract price for export coal will be slightly higher than 2006.

E. Off-balance Sheet Arrangements

As of December 31, 2006, other than capital expenditure commitments, discussed in “B. Liquidity and Capital Resources” above, and contractual obligations, discussed in “F. Contractual Obligations” below, we did not have any off-balance sheet arrangements.

F. Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2006:

	Payments due by period
	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Contractual Obligations
Unsecured bank borrowings	380,000	50,000	154,000	44,000	132,000
Capital commitments for the acquisition of property, plant and equipment	1,221,884	1,221,884	0	0	0
Capital commitments for the development of new coal mines	600,000	600,000	0	0	0

Amounts due to Controlling Shareholder and its subsidiaries	1,005,485	982,347	15,885	7,253	0

Total	3,207,369	2,854,231	169,885	51,253	132,000

During 2006, we entered into a joint venture with Chia Tai Company and Yushen Company to establish Yushuwan Coalmine Company for the construction and operation of Yushuwan Coalmine in Shaanxi Province. We have to invest approximately RMB196.8 million in order to obtain 41% equity interest. As of December 31, 2006, We have made a deposit of RMB97 million in relation to this joint venture and we are committed to invest a further RMB99.8 million.

Acquisition of Jining III

We acquired Jining III on January 1, 2001 pursuant to the Acquisition Agreement of Jining III Coal Mine, which was entered into between the Controlling Shareholder and us on August 4, 2000. Pursuant to the Jining III Acquisition Agreement of Jining III Coal Mine, we agreed to pay approximately RMB132.5 million as total consideration for the mining rights associated with Jining III. This amount is to be paid to the Controlling Shareholder in ten equal annual interest free installments commencing in 2001. In 2006, we have paid a total of RMB13.3 million to the Controlling Shareholder for mining rights to Jining III.

Loan Agreement

We entered into a long-term loan agreement with the Bank of China on December 3, 2001 to borrow a total amount of RMB1.2 billion from the Bank of China on January 4, 2002. The initial interest rate of the loans was 6.21%, subject to adjustment in accordance with statutory interest rate or changes by the State in relation to the method of calculating interest during the term of the loan agreement. On April 28 and August 25, 2006, the People’s Bank of China (“PBOC”) adjusted interest rates, to 6.4% and 6.8% respectively (“the 2006 PBOC interest rate adjustments”). On August 25, 2006, we had already paid off the remaining amounts on the loan agreement.

On December 28, 2005, Shanxi Tianchi, a subsidiary of Shanxi Nenghua, entered into a long-term loan agreement with the Taiyuan branch of China Minsheng Bank, for an amount of RMB160 million. The initial interest rate of the loan was 5.9% per annum but the interest rate was subject to the 2006 PBOC interest rate adjustments. The loan shall be repaid by three installments over a period of three years, with the first installment due in December 22, 2007. The first two installments are for amounts of RMB50 million each, and the third installment is for RMB60 million. Interest is calculated on a monthly basis.

Shanxi Tianchi, a subsidiary of Shanxi Nenghua, entered into a long-term loan agreement with the State Development Bank on February 13, 2006, and borrowed a total of RMB220 million on February 20, 2006. The initial interest rate of the loans was 6.1% per annum and was subject to adjustment based on the interest rate stipulated by the PBOC. However, the 2006 PBOC interest rate adjustments did not affect the interest payable on the loan for the year 2006. From May 20, 2008, the principal for the loan will become payable in 20 installments over a period of 117 months, with each installment amounting to RMB11 million. Interest is calculated on a quarterly basis.

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

Goodwill

Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary at the date of acquisition. Goodwill arising on an acquisition of a subsidiary for which the agreement date is on or after January 1, 2005, is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

Previously capitalized goodwill arising on acquisitions after January 1, 2001 is tested for impairment annually, and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired.

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the acquisition. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit first and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Any impairment is recognized immediately in the consolidated income statement and is not subsequently reversed.

As of December 31, 2006, the carrying amount of goodwill is RMB295.6 million.

Goodwill arising on the acquisition of businesses or subsidiaries is presented separately in the balance sheet.

On disposal of a business or subsidiary, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

As of December 31, 2006, the goodwill comprises those arising from the acquisition of Jining II, Railway Assets, equity interest in Yanmei Shipping, equity interest in Heze Nenghua and equity interest in Shanxi Nenghua.

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

At December 31, 2006, we have not recorded an impairment charge for our assets.

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

Through December 31, 2006, we have recognized deferred tax liabilities for the tax consequence of temporary differences on the unrealised profits of available-for-sale investment, accelerated depreciation, and the acquisition of the mining rights of Shanxi Nenghua Group.

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

Recent Changes in Accounting Pronouncements

In the current year, the Group has applied, for the first time, a number of new standards, amendments and interpretations (“New IFRS”) issued by the International Accounting Standards Board (the “IASB”) and the International Financial Reporting Interpretations Committee (the IFRIC) of the IASB which are either effective for accounting periods beginning on or after December 1, 2005 or January 1, 2006. The adoption of the new IFRS had no material effect on how the results for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

In 2005, the Group had adopted all of the new and revised standards and interpretations issued by the IASB and IFRIC of the IASB that are relevant to its operations and effective for accounting periods beginning on January 1, 2005. The adoption of these new and revised standards and interpretations had resulted in changes to the Group’s accounting policies in the following areas that had affected the amounts reported for the prior periods:

•	goodwill (IFRS 3); and

•	excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost of acquisition (previously known as negative goodwill) (IFRS 3).

The impact of these changes in accounting policies are as follows:

IFRS 3, “Business Combinations”

Goodwill

In accordance with the transitional rules of IFRS 3 “Business Combinations”, the Group has applied the revised accounting policy for goodwill prospectively from the beginning of its first annual period beginning on or after March 31, 2004, i.e. January 1, 2005, to goodwill acquired in business combinations for which the agreement date was before March 31, 2004. Therefore, from January 1, 2005, the Group has discontinued amortizing such goodwill and has tested the goodwill for impairment in accordance with IAS 36. At January 1, 2005, the carrying amount of amortization accumulated before that date of RMB29.3 million has been eliminated, with a corresponding decrease in the cost of goodwill.

Because the revised accounting policy has been applied prospectively, the change has had no impact on amounts reported for the year ended December 31, 2004 or prior periods. No amortization has been charged in the year 2005. Under the previous accounting policy, RMB15.8 million would have been charged to income statement during the year ended December 31, 2005, leaving a balance of goodwill of RMB137.2 million at December 31, 2005.

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

Previously, under IAS 22 (superseded by IFRS 3), the Group released negative goodwill to income over a number of accounting periods, based on an analysis of the circumstances from which the balance resulted. Negative goodwill was reported as a deduction from assets in the balance sheet.

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

At the date of authorization of the financial statements for the year ended December 31, 2006, the following standards and interpretations were in issue but not yet effective:

IAS (Amendment)	Presentation of Financial Statements Added disclosures about an entity’s capital[1]
IFRS 7	Financial Instruments: Disclosures[1]
IFRS 8	Operating Segments[2]
IFRIC 7	Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies[3]
IFRIC 8	Scope of IFRS 2[4]
IFRIC 9	Reassessment of Embedded Derivatives[5]
IFRIC 10	Interim Financial reporting and Impairment[6]
IFRIC 11	IFRS 2-Group and Treasury Share Transactions[7]
IFRIC 12	Service Concession Arrangements[8]

[1]	Effective for annual periods beginning on or after January 1, 2007.
[2]	Effective for annual periods beginning on or after January 1, 2009.
[3]	Effective for annual periods beginning on or after March 1, 2006.
[4]	Effective for annual periods beginning on or after May 1, 2006.
[5]	Effective for annual periods beginning on or after June 1, 2006
[6]	Effective for annual periods beginning on or after November 1, 2006.
[7]	Effective for annual periods beginning on or after March 1, 2007.
[8]	Effective for annual periods beginning on or after January 1, 2008.

The directors anticipate that adoption of these Standards and Interpretations will have no material impact on the results and the financial position of the Group.

Recent Pronouncements in the U.S. GAAP

In February 2006, the Financial Accounting Standards Board (“FASB”) issued No. 155, (“SFAS 155”), “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140”. This statement is effective for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Our Company will adopt SFAS 155 in the first quarter of 2007. We have not determined the impact, if any, of SFAS 155 on our financial position, results of operations and cash flows.

In June 2006, the Financial Accounting Standard Board FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income tax positions in FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. We will adopt FIN 48 in the first quarter of 2007. We have not determined the impact, if any, of FIN 48 on its financial position, results of operations and cash flows.

In September 2006 the FASB issued FASB Statement No. 157, (“SFAS 157”), “Fair Value Measurement”. SFAS 157 addresses standardizing the measurement of fair value for companies who are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date”. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the impact, if any, of SFAS 157 on its financial position, results of operations and cash flows.

In September 2006, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No.108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value option for Financial Assets and Financial Liabilities”. SFAS No. 159 Permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact, if any, of SFAS 159 on its financial position, results of operations and cash flows.

Reconciliation and Summary of Differences between IFRS and U.S. GAAP

The consolidated financial statements are prepared in accordance with IFRS, which differ in certain significant respects from consolidated financial statement prepared under U.S. GAAP. The significant differences relate principally to the accounting for the acquisitions of Jining II, Jining III and Railway Assets, the cost bases of property, plant and equipment and land use rights and related adjustments to deferred taxation.

Under IFRS, the acquisitions of Jining II, Jining III, the Railway Assets, Heze Nenghau and Shanxi Nenghua have been accounted for using the purchase method which accounts for the assets and liabilities of Jining II, Jining III, the Railway Assets, Heze Nenghua and Shanxi Nenghua at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill. Prior to January 1, 2005, such goodwill was amortized over a period of ten to twenty years. Subsequent to January 1, 2005, such goodwill is tested for impairment at least annually. Prior to

January 1, 2005, any excess of the fair value of the net assets acquired over the purchase consideration is recorded as negative goodwill, which was presented as a deduction from the assets of the Group in the consolidated balance sheet. Such negative goodwill was released to the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/ amortizable assets. The carrying amount of negative goodwill has been de-recognized and adjusted to the opening retained earnings at January 1, 2005.

Under US GAAP, as the Group, Jining II, Jining III, the Railway Assets, Heze Nenghua and Shanxi Nenghua are entities under the common control of the Parent Company, the assets and liabilities of Jining II, Jining III, the Railway Assets, Heze Nenghua and Shanxi Nenghua are required to be included in the consolidated balance sheet of the Group at historical cost. The difference between the historical cost of the assets and liabilities of Jining II, Jining III, the Railway Assets, Heze Nenghua and Shanxi Nenghua acquired and the purchase price paid is recorded as an adjustment to shareholders’ equity.

In applying the pooling of interest method, the financial statement items of the combining enterprises for the period in which the combination occurs and for any comparative periods disclosed should be included in the financial statements of the combined enterprises as if they had been combined from the beginning of the earliest period presented. The effect of accounting for the acquisition of Shanxi Nenghua using the pooling of interest method on the net income under US GAAP for the year ended December 31, 2005 and 2004 is as follows:

	Year ended December 31,
	2005	2004
	RMB’000	RMB’000
Net income
As previously reported	2,994,711	3,263,892
Pooling of interest adjustment
Net loss from Shanxi	(3,592)	—

As restated	2,991,119	3,263,892

Under IFRS, the mining rights of Jining III and Shanxi Nenghua are stated at purchase consideration less amortization. Mining rights are amortized on a straight line basis over twenty years and twenty-seven years, respectively, being the useful lives estimated based on the total proven and probable reserves of the coal mine. Under US GAAP, as both the Group and Jining III are entities under the common control of the Parent Company, the mining rights have to be restated at nil cost and no amortization on mining rights will be recognized. However, a deferred tax asset relating to the capitalization of mining rights is required to be recognized under US GAAP as a higher tax base resulting from the capitalization is utilized for PRC tax purposes.

Under IFRS, property, plant and equipment and prepaid lease payments have been stated based on their respective fair values at the date of acquisition even for cases involving transaction between entities under common control. The fair value amount becomes the new cost bases of the assets of our Company formed from the reorganization and depreciation is based on such new bases. Under US GAAP, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. Accordingly, property, plant and equipment and prepaid lease payments are restated at the historical cost and no additional depreciation on the fair value amounts will be recognized under US GAAP. However, a deferred tax asset relating to the difference in cost bases between the fair value at the date of acquisition and historical cost is required to be recognized under US GAAP and the tax bases of the assets are the fair value amount at the date of acquisition.

Under IFRS, the acquisition of Yanmei Shipping has been accounted for using purchase method which accounted for the assets and liabilities of Yanmei Shipping at their fair value at the date of acquisition. The excess of the purchase consideration over the value of the net assets acquired is capitalized as goodwill and was, prior to January 1, 2007, amortized over a period of ten years prior to January 1, 2005. No further difference in this treatment of goodwill are identified from January 1, 2005 onwards. Under US GAAP, goodwill is not amortized but instead tested for impairment at least annually starting from the initial recognition of goodwill in 2003, when Yanmei Shipping was acquired by our Company.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group completes a two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

The cost of mining structure is depreciated using the unit of production method based on the estimated production volume for proven and probable reserves, of which the structure was designed.

The adjustments necessary to restate net income and shareholders’ equity in accordance with US GAAP are shown in the tables set out below.

	Year ended December 31,
	2006		2005		2004
	RMB’000		RMB’000		RMB’000
Income attributable to our equity holders as reported under IFRS		2,372,985		2,881,461		3,154,317

U.S. GAAP adjustments:

Additional depreciation charged on fair valued property, plant and equipment and prepaid lease payments		187,859		187,885		187,418
Additional deferred tax charge due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and prepaid lease payments and capitalization of mining rights, net of minority interest		(64,311)		(64,188)		(64,034)
Amortization of negative goodwill on acquisition of Jining III		—		—		(27,620)
Amortization of mining rights of Jining III		6,624		6,624		6,624
Amortization of mining rights of Shanxi Nenghua, net of minority interest		402		—		—
Amortization of goodwill arising on acquisition of Jining II		—		—		777
Amortization of goodwill arising on acquisition of the Railway Assets		—		—		13,880
Amortization of goodwill arising on acquisition of Yanmei Shipping		—		—		1,116
Loss of Heze Nenghua included in the Group using the pooling of interest method		—		(17,071)		(8,586)
Loss of Shanxi Nenghua included in the Nenghua using the pooling of interest method		(97,806)		(3,592)		—

‘Income under U.S. GAAP		2,405,753		2,991,119		3,263,892

Earnings per share under U.S. GAAP, Basic and diluted	RMB	0.49	RMB	0.61	RMB	0.69

Earnings per ADS under U.S. GAAP, Basic and diluted	RMB	24.46	RMB	30.41	RMB	34.40

	At December 31,
	2006	2005
	RMB’000	RMB’000
Equity attributable to our equity holders as reported under IFRS	18,931,779	17,618,577

U.S. GAAP adjustments:

Difference in cost bases of property, plant and equipment and prepaid lease payments	(2,561,032)	(2,561,032)
Additional depreciation/amortization charged on fair valued property, plant and equipment and prepaid lease payments	1,688,682	1,500,823
Additional deferred tax asset due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and prepaid lease payments	287,876	349,869
Goodwill arising on acquisition of Jining II	(10,106)	(10,106)
Mining rights of Jining III	(92,735)	(99,359)
Additional deferred tax asset due to a higher tax base resulting from capitalization of mining rights	30,602	32,788
Difference in cost bases of mining rights of Shanxi Nenghua, net of minority interest	(130,640)	__
Additional deferred tax due to a higher tax base resulting from capitalization of mining rights of Shanxi Nenghua, net of minority interest	43,112	—
Goodwill arising on acquisition of Railway Assets	(97,240)	(97,240)
Goodwill arising on acquisition of Heze Nenghua	(35,645)	(35,645)
Amortization of goodwill arising on acquisition of Yanmei Shipping	1,116	1,116
Net assets of Shanxi Neng Hua incorporated under pooling of interest
— current assets	—	252,476
— property, plant and equipment, net	—	426,798
— prepaid lease payments	—	1,366
— current liabilities	—	(60,895)
— non current liabilities	—	(3,456)
— minority interests	—	(17,423)

	—	598,866

	—
Consideration payable on acquisition of Shanxi Nenghua	—	(733,346)
Goodwill arising on acquisition of Shanxi Nenghua	(142,547)	—

Shareholders’ equity under U.S. GAAP	17,913,222	16,565,311

ITEM 6. DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors, Supervisors and Senior Management

The following table sets forth certain information concerning our board of directors (“Board of Directors”), board of supervisors (the “Board of Supervisors”) and executive officers as of December 31, 2006. Based on our Articles of Association, our Board of Directors currently consists of 13 directors, with one Chairman, two Vice Chairmen, four independent directors, and one employee director. All Directors serve a term of three years since their respective election dates or until the election of their respective successors.

As more than 50% of our voting power is held by the Controlling Shareholder, we are not required to have a majority of independent directors in reliance on the exemption provided under Section 303A of the NYSE Listing Rules.

Name	Age	Position at the Company	Date Term of Office Expires[1]	Share Ownership As of December 31, 2006[2]
Directors
WANG Xin	48	Chairman	June 28, 2008	0
GENG Jiahuai	56	Vice Chairman	June 28, 2008	0
YANG Deyu	58	Vice Chairman and General Manager	June 28, 2008	20,000
SHI Xuerang	52	Director	June 28, 2008	0
CHEN Changchun	54	Director	June 28, 2008	0
WU Yuxiang	45	Director and Chief Finance Officer	June 28, 2008	20,000
WANG Xinkun	54	Director and Deputy General Manager	June 28, 2008	0
ZHANG Baocai	39	Director and Secretary of the Board of Directors	June 28, 2008	0
DONG Yunqing	51	Director	June 28, 2008	0

Name	Age	Position at the Company	Date Term of Office Expires[1]	Share Ownership As of December 31, 2006[2]

Independent Non-executive Directors
PU Hongjiu	70	Director	June 28, 2008	0
CUI Jianmin	74	Director	June 28, 2008	0
WANG Xiaojun	52	Director	June 28, 2008	0
WANG Quanxi	51	Director	June 28, 2008	0

Supervisory Committee
MENG Xianchang	59	Chairman of Supervisory Committee	June 28, 2008	20,000
SONG Guo	52	Vice Chairman of Supervisory Committee	June 28, 2008	0
ZHANG Shengdong	50	Supervisor	June 28, 2008	0
LIU Weixin	56	Supervisor	June 28, 2008	0
XU Bentai	48	Supervisor	June 28, 2008	0

Executive Officers
JIN Tai	55	Deputy General Manager	June 28, 2008	0
ZHANG Yingmin	53	Executive Deputy General Manager	June 28, 2008	0
HE Ye	49	Deputy General Manager	June 28, 2008	0
QU Tianzhi	44	Deputy General Manager	June 28, 2008	0
TIAN Fengze	50	Deputy General Manager	June 28, 2008	0
SHI Chengzhong	44	Vice General Manager	June 28, 2008	0
LAI Cunliang	46	Vice General Manager	June 28, 2008	0
NI Xinghua	50	Chief Engineer	June 28, 2008	0

1.	The above date where term of office expires is determined by the date of the shareholders’ meeting when a new session of the Board is elected or a Board meeting where a senior executive is retired.
2.	In the form of A Shares. Aggregate ownership less than 1% of the outstanding Shares.

Executive Directors

WANG Xin, aged 48, an engineering technique application researcher, doctor of engineering technology, has been a Director and the Chairman of the Board of Directors since 2004. Mr. Wang is also the vice chairman of the board of directors and the general manager of the Controlling Shareholder. Mr. Wang joined our Predecessor in 1982 and became the vice general manager of the Controlling Shareholder in 2000. In 2002, he was appointed as a director and vice general manager of the Controlling Shareholder, and in 2003 he was promoted to be the vice chairman of the board of directors and the general manager of the Controlling Shareholder. He graduated from China University of Mining and Technology.

GENG Jiahuai, aged 56, an engineering technique application researcher, has been a Director of the Company since 2002, and has been the Vice Chairman of the Board of Directors since 2004. Mr. Geng is also the chairman of the board of directors and the party committee secretary of the Controlling Shareholder. From 1985 to 2002, Mr. Geng successively acted as the deputy director of Zibo Mining Bureau, the Director of the Safety and Supervision Bureau and the director general of Zibo Mining Bureau. Mr. Geng joined the Controlling Shareholder in 2002 as a general manager, the vice chairman of the board of directors and the party committee deputy secretary of the Controlling Shareholder. In 2003, Mr. Geng became the chairman of the board of the directors and the party committee secretary of the Controlling Shareholder. He graduated from Shandong Mining Institute.

YANG Deyu, aged 58, an engineering technique application researcher, has been an Executive Director and the General Manager of the Company since 1997, and has been the Vice Chairman of the Board of Directors since 2002. Mr. Yang has also been a director of the Controlling Shareholder since 2004. Mr. Yang joined the Predecessor in 1968 and became the deputy director of Yanzhou Mining Bureau in 1994, and the deputy general manager of the Predecessor and the Director of the Safety and Supervision Bureau in 1996. He graduated from Shandong Mining Institute.

SHI Xuerang, aged 52, a senior engineer, has been a Director of the Company since 2005. Mr. Shi has also been the deputy general manager of the Controlling Shareholder since joining them in 2003. From 2001 to 2003, Mr. Shi acted as the deputy general manager of Xinkuang Group. He graduated from Shandong Mining Institute.

CHEN Changchun, aged 54, a senior accountant, has been a Director of the Company since 2005. Mr. Chen is also a director, the chief accountant and the chief legal adviser of the Controlling Shareholder. Mr. Chen joined the Predecessor in 1984 and became the chief accountant of the Controlling Shareholder in 1998, and a director in 2004, and the chief legal advisor in 2006. He graduated from Beijing Coal Cadre Institute.

WU Yuxiang, aged 45, a senior accountant, has been a Director and the Chief Financial Officer of the Company since 2002. Mr. Wu joined the Predecessor in 1981 and became the chief accountant of the finance department of the Predecessor in 1996. Mr. Wu became the Manager of the Finance Department of the Company in 1997, and was promoted to director and chief financial officer of the Company in 2002. He graduated from Shandong TV University.

WANG Xinkun, aged 54, a senior economist, has been a Director of the Company since 2004 and has been the Deputy General Manager of the Company since 2002. Mr. Wang joined the Predecessor in 1977, and became the Manager of the Coal Transportation and Sales Department of the Company in 2000. He graduated from Tianjin University.

ZHANG Baocai, aged 39, a senior economist, has been a Director and the Secretary to the Board of Directors since 2006. Mr. Zhang joined the Predecessor in 1989 and acted as the head of the Planning And Finance Department of the Company in 2002. In 2006, he was promoted to become a director, the secretary to the Board of Directors, the head of the Secretariat of the Board of Directors and the head of the Information Management Department of the Company in 2006. Mr. Zhan graduated from Nankai University.

DONG Yunqing, aged 51, a senior administrative officer, has been a Director and the Chairman of the Labor Union of the Company since 2002. Mr. Dong joined the Predecessor in 1981 and was the vice chairman of the labor union of the Controlling Shareholder from 2001 to April 2003. He graduated from Shandong Mining Institute.

Independent Non-executive Directors

PU Hongjiu, aged 70, professor-level senior engineer, has been an Independent Non-Executive Director of the Company since 2005. He is the first vice chairman of the China Coal Industry Association, the chairman of Coal Industry Association of China International Association, the board chairperson of China Coal Academy. Mr. Pu was a party group member and the head of disciplinary inspection group in the State Administration of Work Safety and State Administration of Coal Mine Safety in 2001. He has been the board chairperson of China Coal Academy since 2001, the first vice chairman of the China Coal Industry Association since 2003 and the board chairperson of China Miner Pneumoconiosis Treatment Foundation since 2004. He graduated from Hefei Mining Institute. He also acts as an independent non-executive director in Shanghai Datun Energy Company Limited and Shenhua Ningxia Coal Mining Group Corporation Limited.

CUI Jianmin, aged 74, a senior auditor and certified accountant, has been an Independent Non-Executive Director of the Company since 2002. Mr. Cui is a consultant for China Tax Expert Association, and part-time professor for colleges such as Central Finance and Economics University. Mr. Cui had previously acted as the deputy chief auditor of the PRC National Audit Office, the chairman of the Association of China Certified Accountant, and a committee member of the 8th National Committee of the Chinese People’s Political Consultative Conference. Mr. Cui has been a consultant in China Tax Expert Association since September 2004. Mr. Cui also acts as an independent non-executive director both in China Power Co., Ltd and CITIC Guoan Information Industry Co., Ltd. Mr. Cui graduated from People’s University of China.

WANG Xiaojun, aged 52, an admitted solicitor in England and Wales and Hong Kong, has been an Independent Non-Executive Director of the Company since 2002. Mr. Wang is a partner of Wang & Co., X. J. in Hong Kong and has practiced PRC law in Beijing, and has been admitted to practice law in the PRC, Hong Kong and England and Wales in 1988, 1995 and 1996, respectively. Mr. Wang has worked as a legal adviser to the Hong Kong Stock Exchange and Richards Bulter. He graduated from the People’s University of China and the Graduate School of the Chinese Academy of Social Sciences and holds a bachelor degree in law and a master degree in law. Mr. Wang also acts as an independent non-executive director for Guangzhou Guangchuan International Company Limited, Hong Kong Concepta Investments Limited and Natural Gas Company Limited of Shaanxi Province.

WANG Quanxi, aged 51, professor of Nankai University, has been an Independent Non-Executive Director of the Company since 2004. Mr. Wang is the director of financial management department of Nankai University, the director of Enterprise Research Center of Nankai University, the

vice director of MBA Center of Nankai University, and the secretary-general of the Association of Management of Tianjin City. Mr. Wang graduated from Tianjin Finance and Economics University. He also acts as independent non-executive director for YinzuoBohai Group Co., Ltd.

Board of Supervisors

MENG Xianchang, aged 59, a senior administrative officer, is the chairman of the supervisory committee of the Company and party committee deputy secretary of the Controlling Shareholder. Mr. Meng joined the Predecessor in 1981, was promoted as party committee deputy secretary and a supervisor of the Predecessor in 1996, and became the chairman of the supervisory committee of the Company in 1997. He graduated from Shandong Mining Institute.

SONG Guo, aged 52, a senior administrative officer, is the vice chairman of the supervisory committee of the Company, and the party committee deputy secretary and the secretary of disciplinary inspection committee of the Controlling Shareholder. Mr. Song was the director of the office of Coal Management Bureau of Shandong Province in 2002. He joined the Controlling Shareholder as secretary of the disciplinary inspection committee in 2003, and became the deputy secretary of party committee of the Controlling Shareholder in 2004. He became the vice chairman of the supervisory committee of the Company in 2005. He graduated from Shandong University.

ZHANG Shengdong, aged 50, a senior accountant, is a supervisor of the Company, the deputy chief accountant and the head of the finance department and the finance company preparation department of the Controlling Shareholder. Mr. Zhang joined the Predecessor in 1981 and became the deputy chief accountant in 1997. He became a supervisor of the Company in 2002, and the head of the finance department of the Controlling Shareholder in 2006. He graduated from China University of Mining and Technology.

LIU Weixin, aged 56, a senior accountant, is a supervisor of the Company and the vice director of the audit department of the Controlling Shareholder. Mr. Liu joined the Predecessor in 1971, and became the vice director of the audit affair office of the Controlling Shareholder in 2001, the chief of audit department of the Controlling Shareholder in 2003, and the deputy director of audit department of the Controlling Shareholder in 2005. Mr. Liu became a supervisor of the Company in 2002. He graduated from Shandong Youth Cadre Institute.

XU Bentai, aged 48, a senior administrative officer, is an employee supervisor of the Company and the chairman of Jining III Coal Mine’s labor union. Mr. Xu joined the Predecessor in 1978 and became the chairman of Jining III Coal Mine’s labor union in 1999. He became an employee supervisor of the Company in 2002. He graduated from the Central Communist Party School Correspondence Institute.

Other Executive Officers

JIN Tai, aged 55, a senior engineer, is the deputy general manger of the Company. Mr. Jin joined the Predecessor in 1968. He became the director of the dispatching office of the Predecessor in 1996, and became the head of Xinglongzhuang Coal Mine in 1998, and became the deputy general manager of the Controlling Shareholder in 2000. Mr. Jin became the deputy general manager of the Company in 2004. He graduated from China University of Mining and Technology.

ZHANG Yingmin, aged 53, an engineering technology application researcher, is the executive deputy general manager of the Company and a director of the Controlling Shareholder. Mr. Zhang joined the Predecessor in 1971. He became the head of Baodian Coal Mine in 2000. Mr. Zhang became the executive deputy general manager of the Company in 2002 and the deputy general manager of the Controlling Shareholder in 2003. In 2004, Mr. Zhang became a director of the Controlling Shareholder and the chief of the safety supervision bureau of the Company. He graduated from Tianjin University.

HE Ye, aged 49, a senior engineer, is a deputy general manager of the Company. Mr. He joined the Predecessor in 1993. He became the head of Jining II Coal Mine in 1999, and became the executive deputy general manager of an industrial company subordinated to the Controlling Shareholder in 2002. Mr. He was promoted to be a deputy general manager of Company in 2002. He graduated from Guizhou Institute of Technology.

QU Tianzhi, aged 44, an engineering technique application researcher, is the deputy general manager of the Company. Mr. Qu joined the Company’s predecessor in 1985 and became the head of Dongtan Coal Mine in 2000. He was appointed the deputy general manager of the Company in 2006. He graduated from China University of Mining and Technology.

TIAN Fengze, aged 50, a senior economist, is a deputy general manager of the Company. Mr. Tian joined the Predecessor in 1976. He became the head of Beixu Coal Mine in 1991 and a deputy general manager of the Company in 2002. He graduated from Beijing Coal Cadre Institute.

SHI Chengzhong, aged 44, a senior engineer, is a deputy general manager of the Company. Mr. Shi joined the Predecessor in 1983, became a deputy chief engineer of the Controlling Shareholder in 2000 and a deputy general manager of the Company in 2002. He graduated from Shandong Mining Institute. Mr. Shi also acts as a director of Guizhou Panjiang Coal Power Company Limited.

LAI Cunliang, aged 46, a senior engineer, master of mining engineer, is a deputy general manager of the Company. Mr. Lai joined the Predecessor in 1980 and became the head of Xinglongzhuang Coal Mine of the Company in 2000. Then he became a director and the general manager of Yancoal Australia Pty Limited in 2004. And he became a deputy general manager of the Company in 2005. He graduated from China University of Mining & Technology.

NI Xinghua, aged 50, an engineering technology application researcher, is the chief engineer of our Company. Mr. Ni joined the Predecessor in 1975 and became the deputy chief engineer of the Controlling Shareholder in 2000. He was promoted to be the chief engineer of the Company in 2002. He graduated from Tianjin University.

On September 20, 2006, the Board received the written resignation of Mr. Chen Guangshui. Mr. Chen Guangshui tendered his resignation as the Director, the Board Secretary, Company Secretary and Authorized Representative of the Company due to his new job arrangement.

On September 20, 2006, the Seventh Meeting of the Third Session of the Board was held to appoint Mr. Zhang Baocai as the Board Secretary, Company Secretary and Authorized Representative of the Company. Mr. Zhang was also nominated as a director. On November 10, 2006, the Company held its Second Provisional Shareholders’ Meeting to elect Mr. Zhang as a director of the Company.

On April 21, 2006, the Fifth Meeting of the Third Session of the Board appointed Mr. Qu Tianzhi as the deputy general manager of the Company.

B. Compensation

The Directors, Supervisors and Executive Officers who are our employees receive compensation in the form of salaries, housing allowances, other allowances and benefits in kind, including our contribution to the pension plan for our Directors and Supervisors. The aggregate amount of cash remuneration paid by us to the 15 Directors (including a former executive director who retired from the Board of Directors on September 2006), Supervisors and Executive Officers during the year ended December 31, 2006 was RMB4.1 million. The aggregate amount of cash remuneration paid by us to the five highest-paid individuals in the Company (none Directors) in 2006 was RMB1.8 million. In addition, Directors and Supervisors receive certain other benefits in kind, such as subsidized or free health insurance and transportation, customarily provided by enterprises in the PRC to their employees. We did not pay any discretionary bonus during the reporting period of this Annual Report to our Directors, Supervisors or Executive Officers. Details of the directors’ and supervisors’ emoluments on a named basis are as follows:

	For the year ended December 31, 2006
	Fees	Salaries, allowance and other benefits in kind	Retirement benefit scheme contribution	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Independent Non-Executive Directors
Pu Hongjiu	89	—	—	89
Cui Jianmin	89	—	—	89
Wang Xiaojun	106	—	—	106
Wang Quanxi	89	—	—	89

	373	—	—	373

Directors
Wang Xin	—	—	—	—
Geng Jiahuai	—	—	—	—
Yang Deyu	—	—	—	—
Shi Xuerang	—	—	—	—
Chen Changchun	—	—	—	—
Wu Yuxiang	—	182	82	264
Wang Xinkun	—	238	107	345
Chen Guangshui	—	187	84	271
Zhang Baocai		170	77	247
Dong Yunqing	—	205	92	297

	—	982	442	1,424

Supervisors
Meng Xianchang	—	—	—	—
Song Guo	—	—	—	—
Zhang Shengdong	—	—	—	—
Liu Weixin	—	—	—	—
Xu Bentai	—	218	98	316

	—	218	98	316

Other Management Team
Jin Tai	—	—	—	—
Zhang Yingmin	—	—	—	—
He Ye	—	208	94	302
Tian Fengze	—	202	91	293
Shi Chengzhong	—	229	103	332
Qu Tianzhi	—	232	104	336
Ni Xinghua	—	218	98	316
Lai Cunliang	—	421	—	421

	—	1,510	490	2,000

C. Board Practices

Board of Directors

Directors are elected by shareholders at a general meeting. Directors are elected for a term of three years. We adopt a cumulative voting rights system for the election of the new session of the Board of Directors.

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

The Board of Directors should to decide on matters relating to foreign investment, purchase or sale of assets, mortgage of assets, provision of guarantees, entrusted assets management and connected transactions by the Company within the scope of authority conferred by the general meeting and submit such matters to the shareholders’ meeting for approval.

With the approval of over two-thirds of all directors, the Board of Directors may make decisions on the following matters:

(1)	transactions falling within the following limit with respect to purchase or sale of assets, foreign investment (including entrusted financial management and entrusted loans), provision of financial assistance, entrusted or trusted asset or business management, entering of licence agreement, transfer or accept the transfer of research and development projects:

1.	the total assets involved in a single transaction with amount more than 5% and below 25% of the Company’s latest audited total asset value;

2.	a single investment more than 5% and below 25% of the Company’s latest audited net asset value;

3.	the subject of a single transaction accounted for more than 5% and less than 25% of the Company’s latest audited income from principal operations for the latest financial year;

4.	the subject of a single transaction accounted for more than 5% and less than 25% of the Company’s latest audited net profit for the latest financial year;

The above transactions which involve public offer of securities that requires the approval of the China Securities Regulatory Commission shall be subject to approval of the shareholders’ general meeting;

(2)	a single loan of less than 10% of the Company’s most recently audited net asset value and the debt ratio to the Company’s assets remains under 60% after such financing;

(3)	mortgages or pledges of assets the cumulative outstanding amount of which is less than 30% of the Company’s most recently audited net asset value;

(4)	external guarantees not within the approval limit of the shareholders’ general meeting as provided in the Articles of Association;

(5)	transactions involving connected transactions, which have to be conducted in accordance with the relevant regulations of competent securities authorities and the listing rules of the stock exchanges.

The transactions referred to in (1) of the first paragraph involving the provision of financial assistance and entrusted financial management, shall be calculated on accrued basis for twelve consecutive months according to the transaction categories and applicable approval limit proportion of the Board of Directors. When the Company conducts other transactions apart from the provision of financial assistance and entrusted financial management, applicable approval limit proportion of the Board of Directors regarding each transaction which is under the same category shall be calculated on the principle of accrued basis for twelve consecutive months. Transactions already approved by the Company in accordance with the principle of accrued basis shall not be included in the scope of accrual calculation.

Provision of regulatory authorities the Company is subject to within and outside the PRC that is of a stricter standard than this Article of Association shall apply accordingly.

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

Audit Committee of the Board of Directors

As approved at the first Board Meeting of the Third Session of the Board held on June 28, 2005, the Company set up the Audit Committee (the “Audit Committee”). The Audit Committee comprises four independent non-executive Directors, namely Mr. Cui Jianmin, Mr. Pu Hongjiu, Mr. Wang Xiaojun and Mr. Wang Quanxi, and two non-executive Directors, namely Mr. Chen Changchun and Mr. Dong Yunqing. Mr. Cui Jianmin serves as the Chairman of the Audit Committee.

The Audit Committee is mainly responsible for proposing the appointment or replacement of the external audit agencies; reviewing the accounting policies of the Company, the disclosure of the financial information and the procedures for preparing financial reports; and reviewing the internal control system and risk management system of the Company. The details of the responsibilities of the Audit Committee have been disclosed on the Company’s website.

Currently, the members of our audit committee of the Board of Directors are:

Name	Age	Position	Ownership of Shares
CUI Jianmin	74	Independent non-executive director	0
PU Hongjiu	70	Independent non-executive director	0
WANG Xiaojun	52	Independent non-executive director	0
WANG Quanxi	51	Independent non-executive director	0
CHEN Changchun	54	Affiliated Director	0
DONG Yunqing	51	Employee director	0

As a foreign private issuer, we rely on the exemption under Section 303A.00 of the NYSE Listed Company Manual as well as affiliated director and employee director exemptions as provided under Rule 10A-3 of the Securities Exchange Act of 1934 to be in compliance with the audit committee standards set out in Section 303A.06 of the NYSE Listed Company Manual. See “ Item 16. — D. Exemptions From The Listing Standards For Audit Committees”.

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

Compensation Committee

Pursuant to a resolution passed on June 28, 2005, our Board of Directors approved and established a compensation committee. The compensation committee consists of three members: two independent non-executive directors and one employee director. Mr. Wang Quanxi was elected to serve as the chairman of the compensation committee. The primary duties of our compensation committee as set out in the committee charter include (i) the drafting and establishment of the compensation policies for the Directors, Supervisors, and the senior officers of the Company and (ii) the recommendation of compensation proposals for the Directors, Supervisors and the senior officers of the Company to the Board of Directors. Further details on the responsibilities of the compensation committee can be found on our website.

Nomination / Corporate Governance

As of December 31, 2006 the Yankuang Group held 2,672,000,000 Shares in the form of Legal Person Shares, representing 54.33% of our total shares on the same day. As more than 50% of our voting power is held by the Yankuang Group, we are a “controlled company” under NYSE Listing Rules 303A.00. As a result, we are not required to establish a Nomination Committee or Corporate Governance Committee under Sections 303A.04 and 303A.05 of the NYSE Listing Rules. As such, we currently do not have any such committees.

Arrangement to Purchase Equity or Debt Securities and Other Arrangements

At no time during the year ended December 31, 2006, were we, our Controlling Shareholder or any of our fellow subsidiaries a party to any arrangement to enable our Directors or Supervisors to acquire benefits by means of the acquisition of our equity or debt securities or any other body corporate with the exception of the A Shares issued to certain of our Directors, Supervisors and senior management.

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

D. Employees

General

The table below sets forth the number of our employees by function as of the period indicated:

	As of December 31,
	2003	2004	2005	2006
Coal production employees	21,419	22,369	23,060	26,548
Engineers and technicians	923	1,023	1,069	1,333
Management and administrative personnel	1,847	2,055	1,995	2,484
Support staff	3,772	3,819	3,939	9,420

Total	27,961	29,266	30,063	39,785

The table below sets forth the number of our employees by locations as of December 31, 2006

Location	Employees as of December 31, 2006	% of Total
PRC
Shandong	39,397	99.02%
Shaanxi	76	0.20%
Shanxi	286	0.72%
Australia	26	0.06%

Total	39,785	100.0%

The total remuneration of our employees includes wages and bonuses. We paid our employees an aggregate of approximately RMB1,051.7 million, RMB1,161.4 million and RMB1,645.1 million in wages and bonuses in the years ended December 31, 2004, 2005 and 2006, respectively. The compensation of an employee directly involved in underground mining is based on the production of such employee, as well as the production of the employee’s mining team. Employees and their families also receive certain social welfare benefits and education and health services from the Controlling Shareholder. These benefits are provided in some cases by the Controlling Shareholder, as required by PRC laws, rules and regulations. We, in turn, pay the Controlling Shareholder for all such benefits.

The Controlling Shareholder is responsible for the administration of our employee pension fund and for the provision of retirement benefits to our retirees. According to the Pension Fund Agreement entered into between the Controlling Shareholder and us, we are obligated to set aside the pension fund which equals 45% of the total remuneration paid to our employees, for the Controlling Shareholder to pay the local pension fund authority for and on behalf of our employees and to pay for employee retirement benefits. The welfare of retired employees is administrated by the Controlling Shareholder. The Pension Fund Agreement was renewed in 2002. We and the Controlling Shareholder agreed that the foregoing pension fund scheme will be continuously applied from 2002 to 2006. Pursuant to the approval of the Board of Directors on January 6, 2006, we and the Controlling Shareholder entered into a new Agreement for the Administration of Pension Fund and Retirement Benefit on January 10, 2006,(“Pension Fund and Retirement Benefit Agreement”), to continue the administration of the foregoing pension fund scheme. The Pension Fund and Retirement Benefit Agreement is for a term of three years. We also carry personal injury insurance for employees.

Our subsidiaries are participants in a State-managed retirement scheme pursuant to which the subsidiaries pay a fixed percentage of their qualifying staff’s wages as a contribution to the scheme. The subsidiaries’ financial obligations under this scheme are limited to the payment of the employer’s contribution. In 2006, contributions payable by the subsidiaries pursuant to this arrangement were insignificant.

In 2004, 2005 and 2006, total contributions paid by us for our Directors, Supervisors, Executive Officers and senior management to the pension fund were approximately RMB0.5 million, RMB0.7 million and RMB1.0 million, respectively. In addition, each employee of ours currently pays a percentage of his or her salary as an additional contribution. Upon retirement, our employees are entitled to the payment of a pension from the scheme.

Currently, all of our employees are employed under employment contracts which specify the employee’s position, responsibilities, remuneration and grounds for termination. We have a labor union that protects employees’ rights, aims to assist in the fulfillment of our economic objectives, encourages employee participation in management decisions and assists in mediating disputes between us and union members. Each of our operating units has a separate branch of the labor union. We have not experienced any strikes or other labor disturbances interfering with our operations, and we believe that our relations with our employees are good.

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

Housing Scheme

Under the Labor and Supply Agreement, the Controlling Shareholder is responsible for providing accommodation to our employees. We and the Controlling Shareholder share the incidental expenses relating to the provision of such accommodation on a pro-rata basis based on our respective number of employees and mutual agreement. Such expenses amounted to RMB37.2 million, RMB37.2 million and RMB86.2 million for 2004, 2005 and 2006, respectively.

Commencing from 2002, we have paid to our employees a housing allowance, which is based on a fixed percentage of employees’ wages, for the purchase of residential housing. In 2004, 2005 and 2006, housing allowances paid by us to employees amounted to RMB135.7 million, RMB146.9 million and RMB165.6 million, respectively.

E. Share Ownership

No Director, Supervisor or member of senior management who received compensation as described in subsection B above owns more than one percent of our outstanding Shares. See “ Item 6. — A. Directors, Supervisors and Senior Management”.

We have not granted and have no plan to grant options to our employees for our Shares or other equity-linked securities. We have not and have no plan to implement any share bonus scheme for employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 31, 2006, the Controlling Shareholder owned 52.86% of our share capital (see table below). As a majority shareholder, the Controlling Shareholder is able to make most of the decisions adopted by us. Currently, all of our ordinary shareholders enjoy equal voting rights.

The following table sets forth certain information regarding ownership of our capital stock as of December 31, 2006, after implementation of the share reform plan, by all persons who are known by us to own beneficially more than 5% of our capital stock and by the Directors, Supervisors and Executive officers. As of December 31, 2006, the Directors, Supervisors and Executive Officers own, as a group, 60,000 A Shares, representing 0.001% of our share capital.

Identity of Person or Group	Title of Class	Shares Owned as of December 31, 2006	Percentage of Capital Stock as of December 31, 2006
Controlling Shareholder	Ordinary Shares in the form of Legal Person Shares, par value RMB1.00 each	2,600,000,000	52.86%

HKSCC Nominee Limited*	Ordinary Shares in the form of H Shares, par value RMB1.00 each	1,953,593,196	39.72%

Directors, Supervisors and Executive Officers	Ordinary Shares in the form of A Shares, par value RMB1.00 each	60,000	0.001%

*	As the nominee of the clearing and settlement agent for our H Shares, HKSCC Nominee Limited is the record holder of our H Shares.

Our major shareholders do not have different voting rights from other shareholders.

To our knowledge, other than the Controlling Shareholder, which owns 52.86% of our Shares, we are not owned or controlled, directly or indirectly, by any other corporation, by any government, or by any other natural or legal person or persons, severally or jointly.

To our knowledge, there is no arrangements that would cause a change of the control of our Company at a later date.

B. Related Party Transactions

The continuing connected transactions between our Company and the Controlling Shareholder for the year 2006 include the following three categories:

1. Supply of Materials and Services

Details of on-going supply of materials and services between our Company and Yankuang Group as our Controlling Shareholder for the year 2006 are shown in the following table.

No.	Types of Connected Transactions	Agreement	Annual cap for the year 2006 (RMB’000)	Transaction for the year 2006 (RMB’000)
Expenditure

1.	Materials and water purchased from Yankuang Group	Provision of Materials and Water Supply Agreement	535,200	458,509

2.	Fuel and power purchased from Yankuang Group	Provision of Electricity Agreement	380,000	349,095

3.	Labor and services provided by Yankuang Group	Provision of Labor and Services Agreement	854,700	805,205

4.	Maintenance and repair services provided by Yankuang Group	Provision of Equipment Maintenance and Repair Works Agreement	280,000	246,841

5.	Products and materials sold to Yankuang Group	Provision of Products and Materials Agreement	2,850,000	1,566,100

2. Mining Rights Fee

Upon approval by the relevant state-owned assets management and coal industry management authorities when the Company was incorporated, and pursuant to the Mining Right Agreement in October 1997 and its supplemental agreement in February 1998 entered into between the Company and Yankuang Group, the Company shall pay RMB13 million per year to Yankuang Group as mining rights fee for the five mines owned by the Company: Nantun, Xinglongzhuang, Dongtan, Baodian and Jining II (the “Five Coal Mines”). Yankuang Group was commissioned to collect the mining rights fee for ten years since 1997. If there are any applicable new regulations governing the payment of mining rights fee promulgated by the State after the ten years, such regulations will apply.

During this reporting period, the Company paid RMB13.0 million to Yankuang Group as the mining right fee for the Five Coal Mines.

3. Payment of Endowment Insurance Fund

Pursuant to the Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement entered into between the Company and Yankuang Group dated January 10, 2006, Yankuang Group undertakes to be responsible for the management of the pension insurance fund to employees and payments of pension and other benefits to retirees of the Company (the “Endowment Insurance Fund”) on a free of charge basis and such transaction constitutes an exempt continuing connected transaction which has been approved by the Board. The annual amount for the Endowment Insurance Fund for the year 2006 paid by the Company as approved at the Fourth Meeting of the Third Session of the Board on March 4, 2006 was RMB605 million. The amount actually paid by the Company was RMB640.6 million, with an excess of RMB35.6 million approved by the Board on April 20, 2007.

Our Independent Non-executive Directors have reviewed the continuing connected transaction in the year 2006 and confirmed that: (1) all such connected transactions have been: (a) entered into by us in the ordinary and usual course of our business; (b) conducted either on normal commercial terms, or where there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favorable to us than terms available to or from independent third parties; and (c) entered into in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole; (2) the value of the connected transactions in respect of the on-going supply of materials and services stated under “1. Supply of Materials and Services” above has not exceeded the annual cap for the year 2006 approved by independent shareholders on March 24, 2006.

Pursuant to Rule 14A.38 of the Hong Kong Listing Rules, the Directors engaged the auditors of the Company to perform certain agreed upon procedures in respect of the continuing connected transactions of the Company. The auditors have reported their factual findings on these procedures to the Directors.

For the years ended December 31, 2004, 2005 and 2006, we had the following continuing connected transactions with the Controlling Shareholder and/or its subsidiary companies:

	Year ended December 31,
	2004	2005	2006
	(RMB’000)	(RMB’000)	(RMB’000)
Income
Sales of coal	523,015	856,580	1,069,879
Sales of auxiliary materials	350,873	369,855	496,221

Utilities and facilities	29,000	29,000	—

Expenditure
Utilities and facilities	354,424	355,953	358,370
Annual fee for mining rights	12,980	12,980	12,980
Purchases of supply materials and equipment	303,549	341,935	458,329

Repair and maintenance services	222,949	197,624	246,841
Social welfare and support services	207,062	242,952	406,004
Technical support and training	15,130	15,130	20,000
Road transportation services	63,478	53,346	63,448
Construction services	160,342	—	306,658

Approval of New Continuing Connected Transaction Agreements and the Annual Caps for Year 2006 to 2008

Pursuant to the regulations of Hong Kong Stock Exchange and Shanghai Stock Exchange on continuing connected transactions and the actual operations of us and the Controlling Shareholder, we completed the necessary review procedures for our continuing connected transactions as required by law and entered into six new continuing connected transaction agreements (“New Continuing Connected Transaction Agreements”), including the materials and water supply agreement, electricity supply agreement, labor and service agreement, equipment maintenance and repair works agreement, products and materials agreement and administrative service for pension fund and retirement benefits agreement, with the Controlling Shareholder in the first quarter of 2006. We also determined the annual caps for each New Continuing Connected Transaction Agreements for 2006 to 2008.

The New Continuing Connected Transaction Agreements and the Annual Caps were approved by the independent shareholders on March 24, 2006. The term for each of the New Continuing Connected Transaction Agreements is from January 1, 2006 until December 31, 2008. The Materials and Services Supply Agreement and its supplementary agreement and the Agreement of Endowment Insurance Fund originally entered into between us and the Parent Company have been terminated. The English translation of the New Continuing Connected Transaction Agreements are attached as Exhibit 4.1.

Acquisition of connected assets

In November 2006, we acquired a 98% equity interest in Yankuang Shanxi Power Chemical Co., Ltd. (“Shanxi Nenghua”) and its subsidiaries (collectively referred as the “Shanxi Nenghua Group”) from the Controlling Shareholder. In February 2007, we acquired the remaining 2% equity interest in Shanxi Nenghua from Lunan Fertilizer Plant, a subsidiary of our Controlling Shareholder, and became the sole owner of Shanxi Nenghua. Until the disclosure date, we had already completed all the procedures on equity transferring.

Shanxi Nenghua holds 81.31% equity interest in Shanxi Heshun Tianchi Energy Company Limited (“Tianchi Company”), which is mainly responsible for the production and operation of Tianchi Coal Mine. Tianchi Coal Mine commenced operations in November 2006. Shanxi Nenghua holds 99.85% equity interest in Shanxi Tianhao Chemicals Company Limited (“Tianhao Company”), whose main business is the construction and operation of a methanol facility with 100,000 tonnes capacity per annum. The methanol project is still under the construction.

Relevant information, in connection with the acquisition of Shanxi Nenghua, provided to our equity shareholder is attached as Exhibit 15.1.

Amounts due to Controlling Shareholder and its subsidiaries

The amounts due to the Parent Company and its subsidiary companies are non-interest bearing and unsecured. The amounts due to the Controlling Shareholder and its subsidiary companies as of December 31, 2006 included the present value of the outstanding balance that arose from the funding of the acquisition of the mining right of Jining III as of January 1, 2001 discounted using the market rate of bank borrowings. The following table sets forth the amounts due to the Controlling Shareholder and its subsidiary companies as of December 31, 2005 and 2006:

	As of December 31,
	2005	2006
	RMB’000	RMB’000
Term for Repayment
Within one year	508,254	982,347
More than one year, but not exceeding two years	8,689	8,181
More than two years, but not exceeding three years	8,181	7,704
More than three years, but not exceeding four years	7,704	7,253
More than four years, but not exceeding five years	7,253	—

Total due	540,081	1,005,485

Less: amount due within one year	(508,245)	(982,347)

Amount due after one year	31,827	23,138

Except for the payments disclosed above, there are no amounts due to the Controlling Shareholder and/or its subsidiary companies that have specific terms for repayment.

Transactions/balance with other state-controlled entities in the PRC

We operate in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC Government (“state-controlled entities”). In addition, we are part of a larger group of companies under the Controlling Shareholder which is controlled by the PRC Government. Apart from the transactions with the Controlling Shareholder and fellow subsidiaries and other related parties disclosed above, we also conduct business with other state-controlled entities. Our Directors consider those state-controlled entities are independent third parties so far as our business transactions with them are concerned.

In establishing our pricing strategies and approval process for transactions with other state-controlled entities, we do not differentiate whether the counter-party is a state-controlled entity or not.

Material transactions with other state-controlled entities are as follows:

	As of December 31,
	2004	2005	2006
	RMB’000	RMB’000	RMB’000
Trade sales	4,466,519	3,855,545	4,600,606

Trade purchases	1,541,147	1,607,729	1,568,658

Material balances with other state-controlled entities are as follows:

	As of December 31,
	2005	2006
	RMB’000	RMB’000
Amounts due from other state-controlled entities	350,688	345,914

Amounts due to other state-controlled entities	270,559	301,117

In addition, we have entered into various transactions, including deposits placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, our Directors are of the opinion that separate disclosure would not be necessary.

Except as disclosed above, our Directors are of the opinion that transactions with other state-controlled entities are not significant to our operations.

Interest of Management in certain transactions

None of the Directors or Supervisors or Executive Officers had, either directly or indirectly, any material interest in any significant material contract to which we were a party during the year ended December 31, 2006.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

	As of and for the Year Ended December 31,
	2002	2003	2004	2005	2006	2006
	RMB	RMB	RMB	RMB	RMB	U.S.$
	(Amounts in millions except numbers of Shares and ADSs, and per Share, per ADS and operating data)
INCOME STATEMENT DATA
IFRS
Net Revenue
Net sales of coal	6,213.9	6,794.3	10,354.3	11,353.5	11,846.9	1,518.0
the Company(2)	6,213.9	6,794.3	10,354.3	11,353.5	11,710.7	1,500.6
Domestic	3,414.0	4,337.1	7,407.0	8,421.5	9,365.9	1,200.1
Export(3)	2,799.9	2,457.2	2,947.3	2,932.0	2,344.8	300.5
Yancoal Australia	—	—	—	—	114.4	14.7
Shanxi Nenghua	—	—	—	—	21.8	2.7
Railway transportation service income	142.5	154.6	220.8	163.4	160.4	20.5
Total net revenue(4)	6,356.4	6,948.9	10,575.1	11,516.9	12,007.3	1,538.5
Gross profit	2,993.5	3,193.9	6,023.4	6,228.3	5,817.3	745.4
Interest expenses	(117.9)	(60.0)	(35.9)	(24.6)	(26.3)	(3.4)
Income before income taxes	1,748.2	1,974.9	4,673.3	4,420.0	3,726.6	477.5
Net income attributable to our equity holders	1,222.0	1,386.7	3,154.3	2,881.5	2,373.0	304.1
Net income/Earnings per Share	0.43	0.30	0.66	0.59	0.48	0.06
Net income/Earnings per ADS	21.29	15.1	33.25	29.29	24.12	3.09
Operating income per Share	0.65	0.44	0.99	0.90	0.76	0.10
Income from continuing operation per ADS	32.51	22.16	49.64	45.18	37.88	4.85

U.S. GAAP
Net income(5)	1,325.7	1,499.2	3,263.9	2991.1	2,405.8	308.3
Net income per Share	0.46	0.33	0.69	0.61	0.49	0.06
Net income per ADS	23.10	16.32	34.40	30.41	24.46	3.13

CASH FLOW DATA
IFRS
Net cash provided by operating activities	2,239.7	2,701.2	4,418.4	3,939.3	3,767.2	482.7
Depreciation	851.1	920.5	958.7	952.1	1,062.0	136.1
Net cash used in investing activities	(2,165.5)	(1,310.3)	(2,300.8)	(2,262.5)	(3,625.5)	(464.6)
Net cash (used in) provided by financing activities	345.2	(911.4)	1,075.4	(1,009.3)	(1,291.5)	(165.5)

OTHER FINANCIAL DATA
Income before income tax	1,748.2	1,974.9	4,673.3	4,420.0	3,726.6	477.5
Add: Interest expenses	117.9	60.0	35.9	24.6	26.3	3.4
Less: Interest income	30.2	17.8	92.7	91.7	94.3	12.1
Add: Depreciation and amortisation	858.5	950.1	994.3	971.9	1,088.2	139.4
EBITDA(6)	2,694.4	2,967.2	5,610.8	5,324.8	4,746.8	608.2
EBITDA margin(7)	42.4%	42.7%	53.1%	46.2%	39.5%	39.5%

OPERATING DATA
Raw coal production (‘000 tonnes)	38,435	43,279	39,146	34,655	36,051	N/A
The Company(2) (‘000 tonnes)	38,435	43,279	39,146	34,655	35,485	N/A
Yancoal Australia (‘000 tonnes)	—	—	—	—	447	N/A
Shanxi Nenghua (‘000 tonnes)	—	—	—	—	119	N/A
Net sales (‘000 tonnes)	35,048	39,408	38,004	32,485	34,663	N/A
The Company(2) (‘000 tonnes)	35,048	39,408	38,004	32,485	34,330	N/A
Domestic (‘000 tonnes)	20,582	25,776	27,988	25,234	28,194	N/A
Export (‘000 tonnes)	14,466	13,632	10,016	7,251	6,136	N/A
Yancoal Australia (‘000 tonnes)	—	—	—	—	192	N/A
Shanxi Nenghua (‘000 tonnes)	—	—	—	—	141	N/A

BALANCE SHEET DATA
IFRS
Total current assets	3,873.4	4,430.5	8,319.6	10,951.1	9,871.9	1,265.0
Total current liability	1,662.7	2,372.0	2,545.1	3,429.0	3,828.0	490.5

	As of and for the Year Ended December 31,
	2002	2003	2004	2005	2006	2006
	RMB	RMB	RMB	RMB	RMB	U.S.$
	(Amounts in millions except numbers of Shares and ADSs, and per Share, per ADS and operating data)
Net current assets	2,170.7	2,058.5	5,774.5	7,522.1	6,043.9	774.5
Property, plant and equipment, net	8,276.9	8,616.4	8,537.2	9,318.5	12,139.9	1,555.6

Total assets	12,924.0	13,909.9	18,336.7	21,254.4	23,458.7	3,005.9
Total long-term borrowing	1,261.3	650.9	441.1	231.8	403.1	51.7
Equity attributable to our equity holders	9,995.0	11,083.2	15,523.8	17,618.6	18,931.8	2,425.9

U.S. GAAP
Property, plant and equipment and prepaid lease payment, net	7,271.4	7,785.8	8,073.7	9,279.7	11,860.3	1519.8
Total assets	11,787.5	12,845.8	17,379.1	20,136.7	22,134.1	2,836.2
Equity attributable to our equity holders	8,858.5	10,019.2	14,519.3	16,565.3	17,913.2	2,295.4

Number of Shares
Domestic Shares	1,850.0	1,850.0	1,850.0	2,960.0	2,960.0	2,960
H Shares (including H Shares represented by ADS)	1,020.0	1,020.0	1,224.0	1,958.4	1,958.4	1,958.4
ADS	20.4	20.4	24.48	39.168	39.168	39.168
Dividend per
Domestic Share/H Share(8)	0.100	0.104	0.164	0.260	0.220	0.028
ADS(9)	5.00	5.20	8.20	13.00	11.0	1.410

(1)	The above financial highlights as of and for the year 2004 represent the data resulting from the consolidation of the financial statements of Yanmei Shipping, Yulin Nenghua and Yancoal Australia . The above financial highlights as of and for the year 2005 represent the data resulting from the additional consolidation of the financial statements of Heze Nenghua. The above financial highlights as of and for the year 2006 represent the data resulting from the additional consolidation of the financial statements of Shanxi Nenghua. The gross profit, taxes and surcharges resulting from the principal businesses of Yanmei Shipping are calculated as our transportation cost of coal. As the sales income, operation results, and assets of Yanmei Shipping have only limited impact on us, they are not separately set out and analyzed in this report. Heze Nenghua and Yulin Nenghua are currently in the construction stage and have limited impact on our financial results, and hence are not separately set out and analyzed in this report.
(2)	“The Company” does not include the subsidiaries that have been consolidated into our accounts for the purposes of the consolidated financial statements. The subsidiaries that have been consolidated into our accounts for the purposes of the consolidated financial statements include: Yanmei Shipping, Zhongyan Trading, Yulin Nenghua, Yancoal Australia, Shanxi Nenghua, and Heze Nenghua.
(3)	Export sales constituted 44.0%, 35.4%, 27.9%, 25.5% and 20.0% of total net revenue in 2002, 2003, 2004, 2005 and 2006.
(4)	Total net revenue is the sum of net sales of coal and railway transportation service income.
(5)	The net income for the year ended December 31, 2004 and the total assets value and owners’ equity as of December 31, 2004 under U.S. GAAP included the loss and net assets of Heze Nenghua acquired in 2005 using the pooling of interest method. The net income for the year ended December 31, 2005 and the total assets value and owners’ equity as of December 31, 2005 under U.S. GAAP included the loss and net assets of Shanxi Nenghua acquired in 2006 using the pooling of interest method.
(6)	EBITDA refers to earnings before interest income, interest expense, taxes, depreciation and amortization. EBITDA should not be construed as an alternative to operating income or any other measure of performance or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing and financing activities. The items of net income excluded from EBITDA are significant components in understanding and assessing our financial performance, and EBITDA does not take into account capital expenditures or changes in working capital, which could have a material impact on our operating cash flow. Our computation of EBITDA may not be comparable to other similarly titled measures of other companies. We have included the information concerning EBITDA because management believes it is a useful supplement to cash flow data as a measure of our performance.
(7)	EBITDA margin represents EBITDA as a percentage of our total net revenue.
(8)	The calculation of Dividend per Domestic Share/H Share is based on the dividend paid in the relevant year and total number of Domestic Shares and H Shares ranking for the dividend.
(9)	Dividend per ADS is calculated at 50 times Dividend per Domestic Share/H Share based on one ADS being equivalent to 50 H Shares.

Export Sales

Please see “Item 4 – Information on the Company – B. Business Overview – Sales and Marketing”.

Legal Proceedings and Arbitration

On December 13, 2004, we made an entrusted loan of RMB640 million to Shandong Xin Jia Industrial Company Limited (the “Entrusted Loan”). On September 6, 2005, the Higher People’s Court of Shandong Province auctioned the 289 million shares in Huaxia Bank Company Limited (“Huaxia Shares”) held by Shandong Lianda Group Co., Ltd. (the “Lianda Group”), the guarantor, in accordance with the relevant laws to repay the principal, interest, penalty interest and relevant expenses on the Entrusted Loan (the “Creditor’s Rights and Interests”). The final auction price was RMB3.5 per Huaxia Share and the total final auction amount was RMB1,011.5 million. As of the date of this Annual Report, the successful bidder of the Huaxia Shares is still undergoing qualification review by the China Banking Regulatory Commission (“CBRC”).

We recently became aware that while the successful bidder of the Huaxia Shares is undergoing the qualification review by CBRC, a privately-owned enterprise, Shandong Runhua Group Co., Ltd. (“Runhua Group”), has commenced a legal proceeding to claim ownership of the 240 million of the Huaxia Shares. It is reported that the Supreme People’s Court has ruled that 240 million of the Huaxia Shares should be transferred to Runhua Group. However, pursuant to the notice of the Supreme People’s Court, the Higher People’s Court of Shandong Province also informed us that enforcement of the Entrusted Loan case shall continue.

The State-owned Asset Supervision and Administration Commission of the State Council and the People’s Government of Shandong Province have respectively sent a letter to the Supreme People’s Court and have formally requested the Supreme People’s Court: (i) to support our proposition and give priority to the execution of the Entrusted Loan case and repay the Creditor’s Rights and Interests from the auctioned funds from the auctioning of the Huaxia Shares; and (ii) that any transfer of the Huaxia shares to Runhua Group shall be subject to requisite legal and approval procedures. Further, ownership of the Huaxi shares should not be transferred to the Runhua Group without first obtaining asset valuation and approvals by the state-owned asset supervision and administration organizations and other related authorities, to avoid the great loss of state-owned assets.

In view of the same subject matter in the two legal proceedings and in light of the fact that our Company has already seized the Huaxia Shares prior to the legal proceeding initiated by Runhua Group, the Supreme People’s Court is mediating between the two legal proceedings, and the People’s Government of Shandong Province is also trying to resolve the disputes through negotiations with the concerned parties, in order to protect the state-owned assets and interests of the related parties. The final result has yet been determined.

Considering the significant rise in equity value of the Huaxia Shares, we are confident that through the disposal of the Huaxia Shares it can satisfy its Creditor’s Rights and Interests. We will promptly disclose any significant progress concerning the Entrusted Loan.

Save as disclosed above, our Company was not involved in any other significant litigation or arbitration during this reporting period.

Dividends Policy

According to our Articles of Associations, the shareholders shall by way of an ordinary resolution authorize our Board of Directors to declare and pay the interim and final dividends. Dividend shall be paid once a year. We may distribute dividends in the form of cash or shares. Pursuant to the amended Articles of Association as approved during the annual shareholders general meeting on June 28, 2006, our after-tax profit shall be allocated in accordance with the following order: (1) compensation of losses; (2) allocation to the statutory common reserve fund; (3) allocation to the discretionary common reserve fund upon approval by resolution of the shareholders’ general meeting; (4) dividend payments of ordinary shares. If our statutory common reserve fund is not sufficient to compensate our losses from the previous year, we shall utilize our after-tax profit to compensate our losses before we make any provision for the statutory common reserve fund.

B. Significant Changes

On June 15, 2007, our shareholders approved a special resolution granting the Board of Directors an unconditional general mandate to issue and allot additional H Shares in our capital in an amount up to 20% of the aggregate nominal amount of H Shares in issue.

Other than events disclosed above and elsewhere in this Annual Report, there have been no significant changes since the date of the financial statements attached to this Form 20-F .

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The issuance history of our shares is as follows:

	H Shares			A Shares
	Initial offering	Second offering	Third offering	Initial offering	Second offering
Time of issue	March 1998	May 2001	July 2004	June 1998	January 2001
Issue amount	850,000,000	170,000,000	204,000,000	80,000,000	100,000,000

As of December 31, 2006, our share capital structure is as follows:

Type	Amount of shares
Listed shares with restricted trading condition	2,600,000,000
Listed shares	2,318,400,000
A Shares	360,000,000
H Shares	1,958,400,000
Total	4,918,400,000

As of December 31, 2006, we have 2,600,000,000 tradable shares with restricted trading conditions, all of which are held by our Controlling Shareholder on behalf of the State.

Capitalization of capital reserve and our capital structure as of December 31, 2006:

During the period of this report, the capital reserve has not changed. Our shareholding structure before and after the implementation of finalized share reform plan was as follows:

As of January 1, 2006		After the Implementation of the Share Reform Plan
	Amount of shares as of January 1, 2006	Increase of shares as a result of capitalization of the capital reserve	Amount of shares as of December 31, 2006
1. Unlisted shares	2,672,000,000	(2,672,000,000)	—
Initiation shares	2,672,000,000	(2,672,000,000)	—
2. Listed shares with restricted trading condition	—	2,600,000,000	2,600,000,000
Initiation shares	—	2,600,000,000	2,600,000,000
3. Listed shares	2,246,400,000	72,000,000	2,318,400,000
A Shares	288,000,000	72,000,000	360,000,000
H Shares	1,958,400,000	—	1,958,400,000
Total	4,918,400,000	—	4,918,400,000

Set out below is certain market information relating to the H Shares, ADSs and A Shares in respect of 2002, 2003, each quarterly period within the fiscal years ended December 31, 2004, 2005 and 2006 each monthly period ended May 31, 2007:

	Price per H Share (HK$)		Price per ADS (U.S.$)		Price per A Share (RMB)
	High	Low	High	Low	High	Low
2002	3.55	2.40	22.30	15.80	11.10	8.00
2003	8.20	2.625	53.20	17.80	11.29	7.53
2004
First quarter	9.70	6.50	60.65	42.00	15.30	10.88
Second quarter	9.85	5.20	62.80	33.25	15.82	12.38
Third quarter	10.25	7.55	66.28	50.86	15.50	12.00
Fourth quarter	12.45	9.40	79.50	61.18	15.55	11.65

	Price per H Share (HK$)		Price per ADS (U.S.$)		Price per A Share (RMB)
	High	Low	High	Low	High	Low
2005
First quarter	12.30	10.30	78.95	66.00	14.09	11.25
Second quarter	11.20	5.90	71.86	61.10	12.98	9.52
Third quarter	6.95	5.55	71.78	35.50	10.30	6.08
Fourth quarter	6.35	4.75	40.95	30.70	7.08	4.92
2006
First quarter	6.90	5.00	44.14	32.43	7.79	5.91
Second quarter	7.50	4.58	48.80	29.31	8.90	6.00
Third quarter	5.96	5.04	38.25	32.63	7.77	5.70
Fourth quarter	6.54	5.10	42.45	33.09	7.48	5.90
December	6.54	5.48	42.45	35.50	7.48	6.28
2007
January	7.78	6.28	49.31	40.03	8.61	7.07
February	8.45	6.77	53.42	43.18	9.95	7.71
March	7.56	6.52	48.61	41.44	9.70	8.36
April	8.35	7.57	52.76	48.63	12.32	9.23
May	10.54	8.06	66.03	51.22	17.29	11.75
June (through June 22, 2007)	12.08	10.00	74.83	63.60	16.23	11.500

Notes:

1.	In 2005, we carried out a resolution approved at the 2004 annual general meeting in relation to issuance of bonus shares through capitalization of the capital reserve. Based on the total share capital of 3,074,000,000 shares of the Company as of December 31, 2004, six bonus shares were issued for every ten existing shares. As a result of capitalization of capital reserve, our share capital has been changed as follows: i) number of state legal person shares increased from 1,670,000,000 shares to 2,672,000,000 shares; ii) number of A Shares increased from 180,000,000 shares to 288,000,000 shares; iii) number of H Shares increased from 1,224,000,000 shares to 1,958,400,000 shares.

2.	On March 31, 2006, we implemented the Share Reform Plan, pursuant to which, Yankuang Group which held non-tradable shares of the Company, paid a consideration of 2.5 non-tradable shares for every ten shares held by each holder of A Shares whose name appear on the register of members of A Share on March 30, 2006 in exchange for the right to list and trade the non-tradable shares held by Yankuang Group. The non-tradable shares held by Yankuang Group were granted the right to list and trade on the Shanghai Stock Exchange on the undertaking from Yankuang Group that the original non-tradable Shares would be subject to a trading moratorium of 48 months from the date of the implementation of the share reform plan. Upon the implementation of the Share Reform Plan, State Legal Person Shares changed from unlisted to tradable shares subject to a trading moratorium and our share capital has been changed as follows: i) number of state legal person shares decreased from 2,672,000,000 shares to 2,600,000,000 shares; ii) number of A Shares increased from 288,000,000 shares to 360,000,000 shares; iii) number of H Shares remains 1,958,400,000 shares.

As of December 31, 2006, a total of 1,958,400,000 H Shares were outstanding, 273,058,950 shares of which, representing 13.9% of the outstanding H Shares, were held in the form of ADSs (a total of 5,461,179 ADSs). The outstanding ADSs were held by 13 holders of record on May 31, 2007.

B. Plan of Distribution

Not applicable.

C. Markets

Our Shares are currently listed on the Shanghai Stock Exchange under the approval of the China Securities Regulatory Commission. The principal trading market for the H Shares is the Hong Kong Stock Exchange. The ADSs have been issued by The Bank of New York as Depositary and are listed on the New York Stock Exchange under the symbol “YZC”. Prior to the initial public offering and subsequent listings on the Hong Kong and New York Stock Exchanges on April l, 1998 and March 31, 1998, respectively, there was no market for the H Shares or the ADSs. For market price information on the exchanges where our securities are listed, please see “Item A – Offer and Listing Details”.

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

A copy of the English translation of our Articles of Association was filed with the Commission as an exhibit to the registration statement on Form F-1 under the Securities Act in connection with a global offering of our H Shares and related American depositary shares on October 17, 1997. The following is a summary of the dates when the Articles of Association were amended and filed with the Commission:

Date of amendment of the Articles of Association	Method of filing
April 22, 2002	Appendix to 2001 20-F
June 25, 2004	Appendix to 2003 20-F
July 8, 2004	Appendix to 2004 20-F
June 28, 2005
August 22, 2005	Appendix to 2005 20-F
June 28, 2006
November 10, 2006	Appendix to this 20-F

During the reporting period of this Annual Report, we made amendments to our Articles of Association on June 28, 2006 and November 10, 2006 respectively. Certain amendments to our Articles of Association were resolved at our general meeting on June 15, 2007. However, the amendments made on June 15, 2007 have not been approved by the relevant authorities and have not taken effect as of the date of this Annual Report.

Selected Summary of the Articles of Association

We are a joint stock limited company established in accordance with the “Company Law of the People’s Republic of China” (the “Company Law”), “State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Share” (the “Special Regulations”) and other relevant laws and regulations of the State. We were established by way of promotion with the approval of the former State Commission for Restructuring the Economic System on September 24, 1997, as evidenced by approval document Ti Gai Sheng (1997) no. 154 of 1997. We were registered with and have obtained a business license from China’s State Administration Bureau of Industry and Commerce on September 25, 1997. Our business license number is: Qi Gu Lu Zong Fu Zi No. 003929-1/1.

Our scope of business includes: mining, selection and the sale of coal; transportation of cargo; the production, sale and leasing of machinery equipments and parts, electronic products; the sale of metal materials, chemical products, construction materials, timber, flammable materials, grease and rubber products; the production and sale of other mining materials; the production and sale of knitted products; composite of mining, science and technology services; property development within the mining areas; the provision of dining, accommodation and tourist services; the storage and discharge of coals at sea ports; the provision of inland water transports; the provision of commodity logistics services; and the provision of ships repairing work; production and sale of coal residual stones as construction material products..

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

We have established a system of independent Directors and currently have four independent Directors. The independent Directors do not hold any positions in our Company other than as director and do not maintain with us and our substantial shareholders a connection which may hamper their independent and objective judgment. Apart from the powers granted to directors by the Company Law and other relevant laws, regulations and the Articles of Association, the independent Directors shall have the following special powers:

(i)	Substantial connected transactions (determined in accordance with the standard promulgated from time to time by the regulatory organizations of the place where the Company’s shares are listed), and engaging or ceasing to engage an accounting firm, shall be agreed by more than one-half of the independent Directors before submitting to the Board of Directors for discussion;

(ii)	The independent Directors may request the Board of Directors to convene an extraordinary general meeting, and suggest the convening of a board meeting, and publicly collect voting rights from the shareholders before the shareholders’ general meeting, which shall all be agreed by more than one-half of the independent Directors;

(iii)	With the consent of all the independent Directors, the independent Directors may engage external audit institutions or consultative institutions independently to provide audit and consultation for specific matters of the Company, the relevant costs of which shall be undertaken by the Company.

If the above recommendations are not accepted or the above powers cannot be exercised ordinarily, the Company shall disclose the circumstances accordingly.

The Articles do not contain any requirement for (i) the Directors to retire by a specified age, or (ii) the Directors to own any or a specified number of our shares.

Our Articles provide that when passing a resolution in relation to connected transaction at a board meeting, or where any Director or any of its Associates (as defined under the Listing Rules of the Stock Exchange of Hong Kong) is connected with such resolution, such connected director shall excuse himself from the Board of Directors’ meeting, shall not have any voting rights in respect thereof, shall not exercise any voting rights on behalf of other Directors and shall not be counted as part of the quorum of the Board of Directors’ meeting. A quorum is formed when majority of the non-connected Directors attended and the resolution can be passed when majority of the non-connected Directors approve such transaction. If less than three non-connected Directors attended at the Board of Directors’ meeting as a result of the absence of the connected Director, such transaction shall be submitted for resolutions at a shareholders’ general meeting of the Company.

With the approval of over two-thirds of all Directors, the Board of Directors may make decisions on the following matters:

(1)	Transactions falling within the following limit with respect to purchase or sale of assets, foreign investment (including entrusted financial management and entrusted loans), provision of financial assistance, entrusted or trusted asset or business management, entering of licence agreement, transfer or accept the transfer of research and development projects:

1.	The total assets involved in a single transaction with amount more than 5% and below 25% of our Company’s latest audited total asset value;

2.	A single investment more than 5% and below 25% of our Company’s latest audited net asset value;

3.	The subject of a single transaction accounted for more than 5% and less than 25% of our Company’s latest audited income from principal operations for the latest financial year;

4.	The subject of a single transaction accounted for more than 5% and less than 25% of our Company’s latest audited net profit for the latest financial year;

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

Description of the Shares

As of December 31, 2006, our share capital structure is as follows: 4,918,400,000 ordinary shares, of which (a) 2,600,000,000 shares, which represent 52.86% of our share capital, are held by Yankuang Group Corporation Limited as domestic legal person shares; (b) 1,958,400,000 shares, which represent 39.82% of our share capital, are held by the H Shares shareholders; and (c) 360,000,000 shares, which represent 7.32% of our share capital, are held by the A Shares shareholders.

Our ordinary shareholders shall enjoy the following rights:

(i)	the right to receive dividends and other distributions in proportion to the number of shares held;

(ii)	the right to demand for the convening of a shareholders’ meeting, convene a shareholders’ meeting, attend or appoint a proxy to attend shareholders’ meetings and to vote thereat;

(iii)	the right of supervisory management over our business operations and the right to present proposals or to raise queries;

(iv)	the right to transfer, grant or pledge shares so held in accordance with laws, administrative regulations and provisions of our Articles of Association;

(v)	the right to obtain relevant information in accordance with the provisions of our Articles of Association;

(vi)	in the event of our termination or liquidation, the right to participate in the distribution of our surplus assets in accordance with the number of shares held;

(vii)	for shareholders who disagree with the resolutions for the merger and separation of the Company made in a general meeting, they may demand the Company to purchase their shares; and

(viii)	other rights conferred by laws, administrative regulations and our Articles of Association.

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

Shareholders’ Meeting

Shareholders’ general meetings are divided into annual general meetings and extraordinary general meetings. Shareholders’ general meetings shall be convened by the Board of Directors. Annual general meetings are held once every year and within six months from the end of the preceding financial year. The Board of Directors shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events:

(i)	where the number of Directors is less than the number stipulated in the Company Law or two-thirds of the number specified in our Articles of Association;

(ii)	where our unrecovered losses amount to one-third of the total amount of our share capital;

(iii)	where shareholder(s) singly or jointly holding 10% or more of our issued and outstanding voting shares request(s) in writing for the convening of an extraordinary general meeting;

(iv)	whenever the Board of Directors deems necessary or the supervisory committee so requests;

(v)	other cases as provided in laws, administrative regulations and these Articles of Association; or

(vi)	whenever more than a half of the independent Directors so request.

When we convene a shareholders’ general meeting, written notice of the meeting shall be given 45 days before the date of the meeting (when calculating the 45 days’ period, the date on which the meeting is held shall not be included) to notify all of the shareholders whose names appear in the share register of the matters to be considered and the date and place of the meeting, along with the matters to be resolved in the meeting. A shareholder who intends to attend the meeting shall deliver to us his written reply concerning his attendance at such meeting 20 days before the date of the meeting. When we convene an annual general meeting, a shareholder singly or shareholders jointly holding 5% or more of the voting shares of the Company may propose new motions in writing, and we shall include in the agenda those motions which are within the authority of the shareholders’ general meeting.

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

Significant Differences in the H Shares and A Shares. Holders of H Shares and Domestic Shares, with minor exceptions, are entitled to the same economic and voting rights. However, the Articles of Association provide that holders of H Shares will receive dividends in HK dollars while holders of Domestic Shares will receive dividends in Renminbi. In addition, the H Shares can only be traded by investors of Taiwan, Hong Kong, Macau and any country other than the PRC, while A Shares may be traded only by PRC investors and qualified foreign institutional investors (“QFII”). The state-owned Legal Person Shares are not transferable without the approval of the PRC Government.

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

Repurchase of Shares

We may, in accordance with the procedures set out in these Articles of Association and with the approval of the relevant governing authority of the State, repurchase our issued shares under the following circumstances:

(i)	cancellation of shares for the purposes of reducing its capital;

(ii)	merging with another company that holds shares in our Company;

(iii)	granting the shares as incentives to our Company’s staff;

(iv)	shareholders who disagree with the resolutions for the merger and separation of our Company made in a general meeting may demand our Company to purchase their shares;

(v)	other circumstances permitted by laws and administrative regulations.

We shall not repurchase its issued shares except under the circumstances stated above.

We may repurchase shares in one of the following ways, with the approval of the relevant governing authority of the State:

(i)	by making a general offer for the repurchase of shares to all our shareholders on a pro rata basis;

(ii)	by repurchasing shares through public dealing on a stock exchange;

(iii)	by repurchasing shares outside of the stock exchange by means of an off-market agreement; and

(iv)	by other means as authorized by the competent securities authorities under the State Council.

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

Changes in Capital

Article 107 provides that any increase or reduction in share capital shall be resolved by a special resolution at a shareholders’ general meeting.

Changes in Registered Capital

The Company may reduce its registered share capital. It shall do so in accordance with the Company Law, any other relevant regulatory provisions and these Articles of Association.

C. Material Contracts

Approval of New Continuing Connected Transaction Agreements and the Annual Caps for Year 2006 to 2008.

Pursuant to the regulations of Hong Kong Stock Exchange and Shanghai Stock Exchange on continuing connected transactions and the actual operations of us and the Controlling Shareholder, we completed the necessary review procedures for our continuing connected transactions as required by law and entered into six new continuing connected transaction agreements (“New Continuing Connected Transaction Agreements”), including the materials and water supply agreement, electricity supply agreement, labor and service agreement, equipment maintenance and repair works agreement, products and materials agreement and administrative service for pension fund and retirement benefits agreement, with the Controlling Shareholder in the first quarter of 2006. We also determined the annual caps for each New Continuing Connected Transaction Agreements for 2006 to 2008.

In accordance with the various listing rules, the New Continuing Connected Transaction Agreements and the Annual Caps obtained approval from the board meeting held on January 6, 2006, and the shareholders meeting held on March 24, 2006. The term for each of the New Continuing Connected Transaction Agreements is from January 1, 2006 until December 31, 2008. The Materials and Services Supply Agreement and its supplementary agreement and the Agreement of Endowment Insurance Fund originally entered into between us and the Yankuang Group have been terminated. The New Continuing Connected Transaction Agreements are filed with this Annual Report as Exhibit 4.1.

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

U.S. Holders

The following is a general discussion of material United States federal income tax consequences of purchasing, owning and disposing of the H Shares or ADSs if you are a U.S. holder, as defined below, and hold the H Shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not address all of the tax consequences relating to the purchase, ownership and disposition of the H Shares or ADSs, and does not take into account U.S. holders who may be subject to special rules including:

•	tax-exempt entities;

•	partnerships or other entities treated as partnerships for United States federal income tax purposes;

•	banks, financial institutions, and insurance companies;

•	real estate investment trusts, regulated investment companies, and grantor trusts;

•	dealers or traders in securities, commodities or currencies;

•	U.S. holders liable for alternative minimum tax;

•	U.S. holders that own, actually or constructively, 10% or more of our voting stock;

•	persons who receive the H Shares or ADSs as compensation for services;

•	U.S. holders that hold the H Shares or ADSs as part of a straddle or a hedging or conversion transaction;

•	certain U.S. expatriates; or

•	U.S. holders whose functional currency is not the U.S. dollar.

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

You are a “U.S. holder” if you are a beneficial owners of H Shares or ADSs and are:

•	an individual citizen or resident of the United States for United States federal income tax purposes;

•	a corporation or other entity treated as a corporation for United States federal income tax purposes created or organized under the laws of the United States or any political subdivision thereof;

•	any entity created or organized in or under the laws of any other jurisdiction if treated as a United States corporation pursuant to United States federal income tax laws;

•	an estate the income of which is subject to United States federal income tax without regard to its source; or

•	a trust:

•	subject to the primary supervision of a United States court and the control of one or more United States persons; or

•	that has elected to be treated as a United States person under applicable United States Treasury regulations.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual, trust or estate prior to January 1, 2011 with respect to the H Shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”. Dividends paid on H Shares or ADSs will be treated as qualified dividends if either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service, or IRS, has approved for the purposes of the qualified dividend rules, or (ii) the dividends are with respect to ADSs readily tradable on a U.S. securities market, provided that we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC. The Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “Treaty”) has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty. Moreover, the ADSs are currently traded on the NYSE. Finally, based on our audited financial statements and relevant market data, we believe that we did not satisfy the definition for PFIC status for U.S. federal income tax purposes with respect to our 2006 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2007 taxable year or any future year. However, our status in future years will depend on our income and assets (which for this purpose depends in part on the market value of the H Shares or ADSs) in those years. See the discussion of the PFIC rules below.

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

If we make a distribution paid in HK dollars, you will be considered to receive the U.S. dollar value of the distribution determined at the spot HK dollar/U.S. dollar rate on the date such distribution is received by you or by the depositary, regardless of whether you or the depositary convert the distribution into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in your income to the date you or the depositary convert the distribution into U.S. dollars will be treated as ordinary income or loss from U.S. sources.

Subject to various limitations, any Chinese tax withheld from distributions in accordance with the Treaty will be deductible or creditable against your United States federal income tax liability. For foreign tax credit limitation purposes, dividends paid on the H Shares or ADSs will be foreign source income, and generally will be treated as “passive income” or, in the case of other U.S. holders, “financial services income” for taxable years ending on or before December 31, 2006. With respect to taxable years beginning after December 31, 2006, the foreign tax credit limitation categories will be limited to “passive category income” and “general category income””. To the extent dividends are qualifying dividend income, in computing foreign tax credit limitations, individuals, trusts and estates must take into account the gross amount of the dividend multiplied by a fraction, the numerator of which is the special reduced rate described above, and the denominator of which is the highest ordinary income rate. Whether this partial exclusion will affect your ability to claim a foreign tax credit for the full amount of any Chinese tax withheld will depend on your particular circumstances. Each such recipient should consult its own tax adviser concerning the foreign tax credit limitation implications of the receipt of a qualifying dividend.

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

Sale, Exchange or Other Disposition

Upon a sale, exchange or other disposition of the H Shares or ADSs, you will generally recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H Shares or ADSs. Any gain or loss will generally be United States source gain or loss for foreign tax credit limitation purposes and as a result of the U.S. foreign tax credit limitation, foreign taxes, if any, imposed upon capital gains in respect of H Shares or ADSs may not be currently creditable. Capital gain of certain non-corporate U.S. holders, including individuals, is generally taxed at a maximum rate of 15 percent where the property has been held more than one year. Your ability to deduct capital losses is subject to significant limitations.

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

PFIC Rules

In general, a foreign corporation is a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries:

•	75% or more of its gross income consists of passive income, such as dividends, interest, rents, royalties, and gains from the sale of assets that give rise to such income; or

•	50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income.

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

The withdrawal of H Shares when ADSs are surrendered, and the issuance of ADSs when H Shares are deposited, may be subject to Hong Kong stamp duty at the rate described above for sale and purchase transactions, unless the withdrawal or deposit does not result in a change of beneficial ownership in the H Shares under Hong Kong law. The issuance of ADSs for deposited H Shares issued directly to the depositary or for the account of the depositary should not lead to a Hong Kong stamp duty liability. You are not liable for the Hong Kong stamp duty on transfers of ADSs outside of Hong Kong so long as it does not result in a change of beneficial interest in the H Shares.

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

I. Subsidiaries

As of March 31, 2007, we own the following subsidiaries:

Name of Subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital		Proportion of registered capital/issued share capital held by the Company		Proportion of voting power held	Principal activities
				Directly	Indirectly
Heze Nenghua	PRC	RMB	600,000,000	95.67%	—	95.67%	Development of ancillary projects
Yancoal Australia	Australia	AUD	64,000,000	100%	—	100%	Investment holding
Austar	Australia	AUD	64,000,000	—	100%	100%	Coal mining business
Yanmei Shipping	PRC	RMB	5,500,000	92%	—	92%	Transportation via rivers and lakes and the sales of coal and construction materials
Yulin Nenghua	PRC	RMB	800,000,000	97%	—	97%	Development of 600,000 tonnes Methanol Project
Zhongyan Trading	PRC	RMB	2,100,000	52.38%	—	52.38%	Trading and processing of mining machinery
Shanxi Nenghua	PRC	RMB	600,000,000	100%	—	100%	Investment holding
Shanxi Tianchi	PRC	RMB	90,000,000	—	81.31%	81.31%	Coal mining business
Shanxi Tianhao	PRC	RMB	150,000,000	—	99.85%	99.85%	Development of methanol project

In 2006, we acquired a 98% equity interest in Shanxi Nenghua from Yankuang Group and in February 2007, we acquired the remaining 2% equity interest in Shanxi Nenghua from Lunan Fertilizer Plant, a subsidiary of Yankuang Group. As of December 31, 2006, the projects developed by Yulin Nenghua and Heze Nenghua had not yet officially commenced operations.

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

As of the date of this Annual Report, 52.9% of our voting rights are vested in the Controlling Shareholder. We therefore are exempt from certain requirements of Section 303A of the NYSE Listed Company Manual: (i) we are not required to comply with Section 303A.01’s requirements to form a

Board with the majority of independent directors; (ii) we are not required to comply with Section 303A.04’s requirements to form a nominating/corporate governance committee entirely consisted of independent directors; and (iii) we are not required to comply with Section 303A.05’s requirements to form a compensation committee entirely consisted of independent directors, and disclose herein.

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

Director qualification standards;

Director responsibilities;

Director access to management and independent advisors;

Director compensation;

Director orientation and continuing education;

Management succession; and

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

Code of Business Conduct and Ethics	Section 303A.10 of the NYSE Listed Company Manual requires that a listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the	We have adopted a Code of Ethics in compliance with PRC laws and regulations as well as the rules of the relevant listing stock exchanges. The Code of Ethics is published on the our website. Although our current Code of

NYSE Listed Company Manual Requirements on Corporate Governance	Company’s Practices

code for directors or executive officers.

Topics must be addressed in the a code of business conduct and ethics:

Conflicts of Interest;

Corporate Opportunities;

Confidentiality;

Fair dealing;

Protection and proper use of company assets;

Compliance with laws, rules and regulations (including insider trading laws); and

Encouraging the reporting of any illegal or unethical behavior.

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

Interest Rate Risk. We are exposed to interest rate risks resulting from fluctuations in interest rates on our debt, primarily on long-term debt obligations. We undertake debt obligations to support general corporate purposes including capital expenditures and working capital needs. Upward fluctuations in interest rates increase the cost of new debt and the interest cost of outstanding variable rate borrowings. Fluctuations in interest rates can also lead to significant fluctuations in the fair values of our debt obligations. On April 28 and August 25, 2006, the People’s Bank of China (“PBOC”) adjusted interest rates twice, to 6.4% and 6.8%, respectively (“the 2006 PBOC interest rate adjustments”). We do not currently use any derivative instruments to modify the nature of our debt so as to manage the interest rate risk.

We entered into a long-term loan agreement with the Bank of China on December 3, 2001 and borrowed a total of RMB1.2 billion from the Bank of China on January 4, 2002. The initial interest rate of the loans was 6.2% per annum, subject to adjustment in accordance with statutory interest rate or changes by the State in the method of calculating interest during the term of the loan agreement. On August 25, 2006, we had already paid off the remaining amounts on the loan agreement.

On December 28, 2005, Shanxi Tianchi, a subsidiary of Shanxi Nenghua, entered into a long-term loan agreement with the Taiyuan branch of China Minsheng Bank, for an amount of RMB160 million. The initial interest rate of the loans was 5.9% per annum but was subject to the 2006 PBOC interest rate adjustments. The loan will be repayable by three installments over a period of three years, with the first installment due in December 22, 2007. the first two installments are for amounts of RMB50 million each, and the third installment is RMB60 million. Interest is calculated on a monthly basis.

Shanxi Tianchi, a subsidiary of Shanxi Nenghua, entered into a long-term loan agreement with the State Development Bank on February 13, 2006, and borrowed a total of RMB220 million on February 20, 2006. The initial interest rate of the loans was 6.1% per annum and is subject to adjustment based on the interest rate stipulated by the PBOC. The 2006 PBOC interest rate adjustments did not affect the interest payable on the loan for the year 2006. From May 20, 2008, the principal for the loan becomes payable in 20 installments over a period of 117 months, with each installment amounting to RMB11 million. Interest is calculated by the quarter.

We have prepared a sensitivity analysis to assess the impact of interest rate fluctuations on our 2006 operating results. Based on this analysis, we estimate that an increase in the interest rate to 1% would have decreased our reported net income attributable to our equity holders for 2006 by approximately RMB39.7 million.

Foreign Currency Exchange Rate Risk. China adopts a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies.

Impact of RMB fluctuations on our Company is mainly reflected in (a) income from coal export after conversion into RMB since coal exports of our Company are calculated in US dollar; (b) conversion loss of foreign currency deposit; and (c) our Company’s import costs of equipment and fittings.

Our Company has no plans to make hedging arrangements for the exchange rates of RMB to foreign currencies.

As of December 31, 2006, we had RMB4,624.3 million, U.S.$102.7 million, EUR6.7million, AUD11.4 million, HK$455.4 million and £ 0.2 million. Most of our sales are domestic and as such we have a limited amount of foreign currency denominated accounts receivable. In 2006, our sales of exported coal products amounted to RMB3,086.5 million. Our export sales agents exchange 30% of the export sales proceeds from foreign currency to RMB and remit RMB and foreign currency to us.

We have prepared a sensitivity analysis to assess the impact of exchange rate fluctuation on our 2006 operating results. Based on this analysis, we estimate that a 10% decrease in the exchange rate for the U.S. dollar to RMB would have decreased our reported net income attributable to our equity holders for 2006 by approximately RMB300.7 million.

Commodity Price Risk. Coal prices are subject to cyclical fluctuations from time to time due to imbalances between demand and supply. Fluctuations in prices directly affect our operating and financial performance. We have experienced substantial price fluctuations in the past and believe that such fluctuations will continue. The average selling price of our coal products was RMB272.5 in 2004, RMB349.5 in 2005 and RMB341.77 in 2006. As certain portions of our total sales are derived from export coal sales, any significant changes in the international coal industry may have a material adverse effect on our export sales and results of operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2006, we were not in default in the payment of principal or interest of any lenders.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our General Manager and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of December 31, 2006. Based on our management’s evaluation, our General Manager and Chief Financial Officer concluded that, as of December 31, 2006, our Company’s disclosure controls and procedures were not effective due to the identification of a material weakness in our internal control over financial reporting described below.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act and have designed internal control over financial reporting or caused internal control over financial reporting to be designed under its supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, as applicable.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. In addition, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of and with the participation of our General Manager and our Chief Financial Officer, our management conducted its evaluation of the effectiveness of our Company’s internal control over financial reporting as of December 31, 2006 using the criteria in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that, as of December 31, 2006, our Company’s internal control over financial reporting was not effective due to the material weakness described below.

We have excluded Yankuang Shanxi Power Chemical Co., Ltd. (“Shanxi Nenghua”) from our assessment of internal control over financial reporting as of December 31, 2006 because the entity was acquired in November 2006 and qualified under the current United States Securities and Exchange Commission regulations for exclusion from our assessment of internal control over financial reporting. The entity is a subsidiary of our Company and its financials statements constitute 3.1% and 5.1% of net and total assets, respectively, 0.2% of revenues, and -0.3% of net income of our consolidated financial statements amounts as of and for the year ended December 31, 2006.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, our management identified the following material weakness:

A number of audit adjustments and additional disclosures have been made to our Company’s 2006 consolidated financial statements, principally including the adjustment to property, plant and equipment from construction in progress, for timely transfer of completed construction projects in two subsidiaries and one of our Company’s coal mines, the adjustment to construction in progress for the unqualified expenditures being capitalised and recorded in two subsidiaries, the adjustment to income tax expense for the provision of tax liabilities for the year, and the reclassifications between certain short-term and long-term assets and liabilities. Management has determined that these adjustments and reclassifications have resulted from the control deficiency that there are inadequate accounting and finance personnel or consultants sufficiently trained to address certain of the major transactions and complex accounting and financial reporting matters that arise from time-to-time and this control deficiency constitutes a material weakness.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu, has audited the financial statements included in this Annual Report and has issued an attestation report on pages F-2 to F-3 of this Annual Report on management’s assessment of our Company’s internal control over financial reporting as of December 31, 2006.

Management’s Plan for Remediation of Material Weakness

In light of the conclusion that our Company’s internal control over financial reporting was not effective, our management has developed a plan intended to remediate such ineffectiveness and to strengthen our internal control over financial reporting through the implementation of certain remedial measures, which include:

(1)	enhancing our IFRS and U.S. GAAP training program for the accounting and finance personnel or consultants of our Company and of our subsidiaries and recruiting additional professional personnel; and

(2)	engaging third-party accounting professionals to provide IFRS and U.S. GAAP consulting services and conduct timely check and evaluation.

Changes in Internal Control over Financial Reporting

During the reporting period covered by this Annual Report, no change was made to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee members are Mr. Cui Jianming, Mr. Pu Hongjiu, Mr. Wang Xiaojun, Mr. Wang Quanxi, Mr. Chen Changchun and Mr. Dong Yunqing. Mr. Cui Jianming, who is a financial expert, serves as the chairman of the committee. Mr. Cui has extensive experience in financial accounting and audit management. Mr. Cui is a senior auditor and certified accountant and is a consultant for the Association of China Certified Accountant. See “Item 6. Directors, Supervisors, Senior Management and Employees”.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the year 2006, the Company has retained Deloitte Touche Tohmatsu (Certified Public Accountants in Hong Kong) and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (Certified Public Accountants in the PRC (excluding Hong Kong)) as its international and domestic auditors, respectively. In 2006, the Company has paid an annual financial audit, review and other related services fee of HKD12 million, which covering the services of auditing our consolidated financial statements of the year 2006, reviewing our Company’s adjusted statement differences of consolidated shareholder’s equity in accordance with the new PRC accounting standards and the old standards and audit of internal controls over financial reporting required by Sarbanes-Oxley Act, and paid RMB0.3 million as audit fee for acquisition of Shanxi Nenghua. Save as disclosed above, the auditors did not provide any other nonauditing services to the Company in 2006.

In 2005 the Company paid HK$7 million for annual financial audits, review and other related services; and paid RMB0.4 million for related auditing fees in relation to the acquisition of Heze Nenghua. There have not been other fees.

Audit Committee Pre-Approval Policies and Procedures

The audit committee of our Board of Directors is responsible, among other things, for the recommendation or termination of external auditor subject to the requirements of applicable domestic and overseas listing rules and regulations. Before we can engage external auditors to perform audit or non-audit services, we must obtain the necessary pre-approval from the audit committee. For 2006, all of the audit services provided by Deloitte Touche Tohmatsu were pre-approved by our audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Our audit committee consists of four independent non-executive directors, namely, Mr. Cui Jianming, Pu Hongjiu, Wang Xiaojun and Wang Quanxi; one affiliated director, Mr.Chen Changchun; and one employee director, namely, Mr. Dong Yunqing. As a foreign private issuer, we rely on the exemption under Section 303A.06 of the NYSE Listed Company Manual as well as affiliated director and employee director exemptions as provided under Rule 10A-3 of the Securities Exchange Act of 1934 to be in compliance with the audit committee standards set out in Section 303A.06 of the NYSE Listed Company Manual.

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

ITEM 18. FINANCIAL STATEMENTS

References are made to pages F-1 to F-68 for year-end financial statements.

ITEM 19. EXHIBITS

Documents filed as exhibits to this Annual Report:

Exhibit Number	Description
1.1	-	Amended Articles of Association of Yanzhou Coal Mining Company Limited as approved by the Shareholders on November 11, 2006 (English translation)

4.1	-	The New Continuing Connected Transaction Agreements (Incorporated by reference to Exhibit 4.4 to Registrant’s Form 20-F dated June 29, 2006)

8.1	-	List of subsidiaries of Yanzhou Coal Mining Company Limited

12.1	-	Certification of general manager pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Act of 1934

12.2	-	Certification of chief financial officer pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Act of 1934

13.1	-	Certification of general manager pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	-	Certification of chief financial officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

14.1	-	Revised Independent Technical Review and Resource and Reserve Assessment in respect of Zhaolou Coal Mine and Tianchi Coal Mine Coal

15.1	-	Circular to the shareholder regarding the acquisition of equity interest in Shanxi NengHua

99.1	-	Statement explaining how earnings per share information was calculated in this Annual Report

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

YANZHOU COAL MINING COMPANY LIMITED
(Registrant)

Date: June 29, 2007	By:	/s/ YANG Deyu
	Name:	YANG Deyu
	Title:	General Manager

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006, 2005 AND 2004

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YANZHOU COAL MINING COMPANY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF YANZHOU COAL MINING COMPANY LIMITED

(A joint stock company with limited liability established in the People’s Republic of China)

We have audited the accompanying consolidated balance sheets of Yanzhou Coal Mining Company Limited and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2006, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Yanzhou Coal Mining Company Limited and subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2006 and the determination of shareholders’ equity and financial position at December 31, 2006 and 2005, to the extent summarized in note 46.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated June 22, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

June 22, 2007

YANZHOU COAL MINING COMPANY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF YANZHOU COAL MINING COMPANY LIMITED

(A joint stock company with limited liability established in the People’s Republic of China)

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting disclosed in Item 15 of the Form 20-F, that Yanzhou Coal Mining Company Limited and its subsidiaries (the “Company”) did not maintain effective internal control over financial reporting as of December 31, 2006, because of the effects of the material weakness identified in management’s assessment, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As described in Management’s Report on Internal Control over Financial Reporting disclosed in Item 15 of the Form 20-F, management excluded from its assessment the internal control over financial reporting at Yankuang Shanxi Power Chemical Co., Ltd., which was acquired in November 2006 and whose financial statements constitute 3.1% and 5.1% of net and total assets, respectively, 0.2% of revenues, and -0.3% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2006. Accordingly, our audit did not include the internal control over financial reporting at Yankuang Shanxi Power Chemical Co., Ltd. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management’s assessment:

A number of audit adjustments and additional disclosures have been made to the Company’s 2006 consolidated financial statements, principally including the adjustment to property, plant and equipment from construction in progress, for timely transfer of completed construction projects in two subsidiaries and one of the Company’s coal mines, the adjustment to construction in progress for the unqualified expenditures being capitalised and recorded in two subsidiaries, the adjustment to income tax expense for the provision of tax liabilities for the year, and the reclassifications between certain short-term and long-term assets and liabilities. Management has determined that these adjustments and reclassifications have resulted from the control deficiency that there are inadequate accounting and finance personnel or consultants sufficiently trained to address certain of the major transactions and complex accounting and financial reporting matters that arise from time-to-time and this control deficiency constitutes a material weakness.

YANZHOU COAL MINING COMPANY LIMITED

The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2006, of the Company and this report does not affect our report dated June 22, 2007 on such financial statements.

In our opinion, management’s assessment that the Company did not maintain effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Also in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

We do not express an opinion or any other form of assurance on management’s statements regarding corrective actions taken by the Company after December 31, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006, of the Company and our report dated June 22, 2007 expressed an unqualified opinion on those consolidated financial statements.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

June 22, 2007

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED STATEMENT OF INCOME

	Year ended December 31,
	NOTES	2006	2005	2004
		RMB’000	RMB’000	RMB’000
GROSS SALES OF COAL	7	12,783,567	12,283,588	11,757,052
RAILWAY TRANSPORTATION SERVICE INCOME		160,399	163,437	220,771

TOTAL REVENUE		12,943,966	12,447,025	11,977,823
TRANSPORTATION COSTS OF COAL	7	(936,619)	(930,103)	(1,402,715)
COST OF SALES AND SERVICE PROVIDED	8	(6,190,069)	(5,288,588)	(4,551,703)

GROSS PROFIT		5,817,278	6,228,334	6,023,405
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	9	(2,230,142)	(1,918,788)	(1,479,863)
OTHER INCOME	10	165,837	135,038	165,732
INTEREST EXPENSE	11	(26,349)	(24,611)	(35,942)

PROFIT BEFORE INCOME TAXES		3,726,624	4,419,973	4,673,332
INCOME TAXES	12	(1,354,656)	(1,538,036)	(1,518,762)

PROFIT FOR THE YEAR	13	2,371,968	2,881,937	3,154,570

Attributable to:
Equity holders of the Company		2,372,985	2,881,461	3,154,317
Minority interests		(1,017)	476	253

		2,371,968	2,881,937	3,154,570

APPROPRIATIONS TO RESERVES		566,728	755,530	737,782

DIVIDEND RECOGNIZED AS DISTRIBUTION
DURING THE YEAR	15	1,082,048	799,240	470,680

EARNINGS PER SHARE, BASIC	16	RMB0.48	RMB0.59	RMB0.66

EARNINGS PER ADS, BASIC	16	RMB24.12	RMB29.29	RMB33.25

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED BALANCE SHEET

	At December 31,
		2006	2005
	NOTES	RMB’000	RMB’000
ASSETS
CURRENT ASSETS
Bank balances and cash	17	4,715,945	5,885,581
Term deposits	17	1,194,531	1,326,335
Restricted cash	17	68,562	30,505
Bills and accounts receivable	18	2,211,909	2,224,836
Inventories	19	579,561	470,501
Other loans receivable	20	640,000	640,000
Prepayments and other current assets	21	231,505	202,417
Prepaid lease payments	22	13,746	13,465
Prepayment for resources compensation fees	23	3,240	—
Prepayment for land subsidence, restoration, rehabilitation and environmental costs	32	212,912	157,511

TOTAL CURRENT ASSETS		9,871,911	10,951,151

MINING RIGHTS	24	307,909	153,265
PREPAID LEASE PAYMENTS	22	578,988	579,773
PREPAYMENT FOR RESOURCES COMPENSATION FEES	23	21,827	—
PROPERTY, PLANT AND EQUIPMENT	25	12,139,939	9,318,486
GOODWILL	26	295,584	153,037
INVESTMENTS IN SECURITIES	27	96,142	62,181
RESTRICTED CASH	17	49,023	36,551
DEPOSIT MADE ON INVESTMENT	28	97,426	—

TOTAL ASSETS		23,458,749	21,254,444

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bills and accounts payable	30	745,685	497,660
Other payables and accrued expenses	31	1,899,684	1,575,869
Amounts due to Parent Company and its subsidiary companies	38	982,347	508,254
Unsecured bank borrowings - due within one year	33	50,000	200,000
Taxes payable		150,332	647,247

TOTAL CURRENT LIABILITIES		3,828,048	3,429,030

AMOUNTS DUE TO PARENT COMPANY AND ITS
SUBSIDIARY COMPANIES - DUE AFTER ONE YEAR	38	23,138	31,827
UNSECURED BANK BORROWINGS - DUE AFTER ONE YEAR	33	330,000	—
DEFERRED TAX LIABILITY	29	283,823	146,279

TOTAL LIABILITIES		4,465,009	3,607,136

COMMITMENTS	39

CAPITAL AND RESERVES
SHARE CAPITAL	34	4,918,400	4,918,400
RESERVES		14,013,379	12,700,177

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY		18,931,779	17,618,577
MINORITY INTEREST		61,961	28,731

TOTAL EQUITY		18,993,740	17,647,308

TOTAL LIABILITIES AND EQUITY		23,458,749	21,254,444

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital	Share premium	Future development fund	Statutory common reserve fund	Statutory common welfare fund	Translation reserve	Investment revaluation reserve	Retained earnings	Attributable to equity holders of the Company	Minority interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
			(note 34)	(note 34)	(note 34)
Balance at January 1, 2004	2,870,000	3,272,527	1,114,911	498,781	249,453	—	—	3,077,567	11,083,239	3,740	11,086,979
Profit and total recognized income and expenses for the year	—	—	—	—	—	—	—	3,154,317	3,154,317	253	3,154,570
Appropriations to reserves	—	—	331,548	270,812	135,422	—	—	(737,782)	—	—	—
Dividends	—	—	—	—	—	—	—	(470,680)	(470,680)	(319)	(470,999)
Share issued at premium	204,000	1,591,977	—	—	—	—	—	—	1,795,977	—	1,795,977
Share issue expenses	—	(39,102)	—	—	—	—	—	—	(39,102)	—	(39,102)

Balance at December 31, 2004	3,074,000	4,825,402	1,446,459	769,593	384,875	—	—	5,023,422	15,523,751	3,674	15,527,425

Balance at January 1, 2005	3,074,000	4,825,402	1,446,459	769,593	384,875	—	—	5,023,422	15,523,751	3,674	15,527,425
Effect of change in accounting policy	—	—	—	—	—	—	—	27,621	27,621	—	27,621

As restated	3,074,000	4,825,402	1,446,459	769,593	384,875	—	—	5,051,043	15,551,372	3,674	15,555,046
Exchange difference arising on translation of foreign operations recognized directly in equity	—	—	—	—	—	(15,016)	—	—	(15,016)	—	(15,016)
Profit for the year	—	—	—	—	—	—	—	2,881,461	2,881,461	476	2,881,937

Total recognized income and expenses for the year	—	—	—	—	—	(15,016)	—	2,881,461	2,866,445	476	2,866,921
Appropriations to reserves	—	—	381,208	249,548	124,774	—	—	(755,530)	—	—	—
Bonus issue of shares	1,844,400	(1,844,400)	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	(799,240)	(799,240)	(237)	(799,477)
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	24,818	24,818

Balance at December 31, 2005	4,918,400	2,981,002	1,827,667	1,019,141	509,649	(15,016)	—	6,377,734	17,618,577	28,731	17,647,308

Balance at January 1, 2006	4,918,400	2,981,002	1,827,667	1,019,141	509,649	(15,016)	—	6,377,734	17,618,577	28,731	17,647,308
Gain on fair value change of available-for-sale investments	—	—	—	—	—	—	33,961	—	33,961	—	33,961
Deferred taxes on fair value change of available-for-sale investments	—	—	—	—	—	—	(11,207)	—	(11,207)	—	(11,207)
Exchange difference arising on translation of foreign operations	—	—	—	—	—	(489)	—	—	(489)	—	(489)
Net income recognized directly in equity	—	—	—	—	—	(489)	22,754	—	22,265	—	22,265

Profit for the year	—	—	—	—	—	—	—	2,372,985	2,372,985	(1,017)	2,371,968
Total recognized income and expenses for the year	—	—	—	—	—	(489)	22,754	2,372,985	2,395,250	(1,017)	2,394,233

Appropriations to reserves	—	—	390,907	175,821	—	—	—	(566,728)	—	—	—
Transfer	—	—	—	509,649	(509,649)	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	(1,082,048)	(1,082,048)	(271)	(1,082,319)
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	34,518	34,518

Balance at December 31, 2006	4,918,400	2,981,002	2,218,574	1,704,611	—	(15,505)	22,754	7,101,943	18,931,779	61,961	18,993,740

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
	NOTES	2006	2005	2004
		RMB’000	RMB’000	RMB’000
OPERATING ACTIVITIES

Profit before income taxes		3,726,624	4,419,973	4,673,332
Adjustments for:
Finance costs		26,349	24,611	35,942
Interest income		(94,372)	(91,715)	(92,711)
Dividend income		(6,311)	(4,465)	(4,465)
Depreciation of property, plant and equipment		1,061,976	952,096	958,667
Amortization of prepaid lease payments		13,826	13,171	13,194
Amortization of prepayment for resources compensation fees		320	—	—
Amortization of goodwill		—	—	15,773
Release of negative goodwill to income		—	—	(27,620)
Amortization of mining rights		12,069	6,624	6,624
(Reversal of) impairment loss on accounts receivable and other receivables		(19,717)	—	49,104
Loss on disposal of property, plant and equipment		73,531	527	104,597

Operating cash flows before movements in working capital		4,794,295	5,320,822	5,732,437

Decrease (increase) in bills and accounts receivable		40,527	(1,001,048)	(10,437)
Decrease (increase) in inventories		(66,199)	59,989	27,129
Increase in prepayment for land subsidence, restoration, rehabilitation and environmental cost		(55,401)	(53,377)	—
Decrease (increase) in prepayments and other current assets		(10,805)	(17,261)	324,273
Decrease (increase) in amounts due from Parent Company and its subsidiary companies		—	213,871	(213,871)
Increase in prepaid lease payments		(1,944)	(14,691)	—
Increase in bills and accounts payable		235,899	19,379	50,673
Increase (decrease) in other payables and accrued expenses		64,281	157,421	(15,118)
Decrease in provision for land subsidence, restoration, rehabilitation and environmental costs		—	—	(178,361)
Increase (decrease) in amounts due to Parent Company and its subsidiary companies		471,464	479,067	(368,939)

Cash generated from operations		5,472,117	5,164,172	5,347,786

Income taxes paid		(1,782,465)	(1,296,879)	(992,424)
Interest paid		(23,179)	(24,199)	(34,157)
Interest income received		94,372	91,715	92,711
Dividend income received		6,311	4,465	4,465

NET CASH FROM OPERATING ACTIVITIES		3,767,156	3,939,274	4,418,381

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
	NOTES	2006	2005	2004
		RMB’000	RMB’000	RMB’000
INVESTING ACTIVITIES

Decrease (increase) in term deposits		131,804	(1,326,335)	—
Purchase of property, plant and equipment		(3,137,145)	(1,315,431)	(743,022)
Decrease (increase) in other loans receivable		—	210,000	(750,000)
Increase in restricted cash		(50,529)	(5,325)	(44,210)
Proceeds on disposal of property, plant and equipment		14,165	4,378	17,009
Acquisition of Shanxi Group	35	(444,204)	—	—
Acquisition of Heze	36	—	170,247	(574,000)
Acquisition of Southland	37	(18,544)	—	(136,302)
Deposit made on investment		(97,426)	—	—
Acquisition of mining rights in Southland		(23,644)	—	—
Acquisition of Railway Assets		—	—	(40,000)
Acquisition of investment in securities		—	—	(30,283)

NET CASH FLOW USED IN INVESTING ACTIVITIES		(3,625,523)	(2,262,466)	(2,300,808)

FINANCING ACTIVITIES
Dividend paid		(1,082,048)	(799,240)	(470,680)
Repayments of bank borrowings		(200,000)	(200,000)	(200,000)
Repayment to Parent Company and its subsidiary companies in respect of consideration for acquisition of Jining III		(9,230)	(9,802)	(10,483)
Dividend paid to a minority shareholder of a subsidiary		(271)	(237)	(319)
Issues of shares, net of share issue expenses		—	—	1,756,875

NET CASH FLOW (USED IN) FROM FINANCING ACTIVITIES		(1,291,549)	(1,009,279)	1,075,393

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(1,149,916)	667,529	3,192,966

CASH AND CASH EQUIVALENTS, AT JANUARY 1		5,885,581	5,216,738	2,023,772

EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(19,720)	1,314	—

CASH AND CASH EQUIVALENTS, DECEMBER 31, REPRESENTED BY BANK BALANCES AND CASH		4,715,945	5,885,581	5,216,738

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Organization and principal activities

Yanzhou Coal Mining Company Limited (the “Company”) is established as a joint stock company with limited liability in the People’s Republic of China (the “PRC”). The addresses of the registered office and principal place of business of the Company are disclosed in the introduction to the annual report.

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

In 2005, the Company acquired a 95.67% equity interest in Yankuang Heze Power Chemical Company Limited (“Heze”) from the Parent Company at cash consideration of RMB584,008,000. See note 36 for further details. The principal activities of Heze are to conduct the initial preparation of the coal mines at the Juye coalfield which includes obtaining the approvals for the coal mine projects, applying rights to explore for coal and preparing the construction work of the coal mines. At December 31, 2005, Heze has commenced construction works for the Zhaolou coal mine and it has no significant impact on the Group’s results for the year 2005.

In 2006, the Company acquired a 98% equity interest in Yankuang Shanxi Neng Hua Company Limited (“Shanxi Neng Hua”) and its subsidiaries (collectively referred as the “Shanxi Group”) from

YANZHOU COAL MINING COMPANY LIMITED

1.	GENERAL - continued

the Parent Company at cash consideration of RMB733,346,000. The principal activities of Shanxi Group are to invest in heat and electricity, manufacture and sale of mining machinery and engine products, coal mining and the development of integrated coal technology.

Shanxi Neng Hua is an investment holding company, which holds 81.31% equity interest in Shanxi Heshun Tianchi Energy Company Limited (“Shanxi Tianchi”) and approximately 99.85% equity interest in Shanxi Tianhao Chemical Company Limited (“Shanxi Tianhao”). The principal activities of Shanxi Tianchi are to exploit and sale of coal from Tianchi Coal Mine, the principal asset of Shanxi Tianchi. Shanxi Tianchi has completed the construction of Tianchi Coal Mine and commenced production by the end of 2006. Shanxi Tianhao is established to engage in the production of methanol and other chemical products, coke production, exploration and sales. The construction of the methanol facilities by Shanxi Tianhao commenced in March 2006 and it has not yet commenced production as at December 31, 2006. Shanxi Group has no significant impact to the Group’s results for the year. In 2007, the Company further acquired the remaining 2% equity interest in Shanxi Neng Hua at cash consideration of RMB14,966,000.

2.	BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company also prepares a set of financial statements in accordance with the relevant accounting principles and regulations applicable to PRC enterprises (“PRC GAAP”).

The financial statements reflect additional disclosures to conform with the disclosure requirements of the Hong Kong Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The consolidated financial statements are presented in Renminbi, which is also the functional currency of the Company.

3.	ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, a number of new standards, amendments and interpretations (“New IFRS”) issued by the International Accounting Standards Board (the “IASB”) and the International Financial Reporting Interpretations Committee (the IFRIC) of the IASB which are either effective for accounting periods beginning on or after December 1, 2005 or January 1, 2006. The adoption of the New IFRS had no material effect on how the results for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

In 2005, the Group had adopted all of the new and revised standards and interpretations issued by the IASB and IFRIC of the IASB that are relevant to its operations and effective for accounting periods beginning on January 1, 2005. The adoption of these new and revised standards and interpretations had resulted in changes to the Group’s accounting policies in the following areas that had affected the amounts reported for the prior periods:

•	goodwill (IFRS 3); and

•	excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost of acquisition (previously known as negative goodwill) (IFRS 3).

YANZHOU COAL MINING COMPANY LIMITED

3.	ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS - continued

The impacts of these changes in accounting policies are as follow:

IFRS 3, “Business Combinations”

Goodwill

In accordance with the transitional rules of IFRS 3 “Business Combinations”, the Group has applied the revised accounting policy for goodwill prospectively from the beginning of its first annual period beginning on or after March 31, 2004, i.e. January 1, 2005, to goodwill acquired in business combinations for which the agreement date was before March 31, 2004. Therefore, from January 1, 2005, the Group has discontinued amortizing such goodwill and has tested the goodwill for impairment in accordance with IAS 36. At January 1, 2005, the carrying amount of amortization accumulated before that date of RMB29.3 million has been eliminated, with a corresponding decrease in the cost of goodwill.

Because the revised accounting policy has been applied prospectively, the change has had no impact on amounts reported for the year ended December 31, 2004 or prior periods. No amortization has been charged in the year 2005. Under the previous accounting policy, RMB15.8 million would have been charged to income statement during the year ended December 31, 2005, leaving a balance of goodwill of RMB137.2 million at December 31, 2005.

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

Previously, under IAS 22 (superseded by IFRS 3), the Group released negative goodwill to income over a number of accounting periods, based on an analysis of the circumstances from which the balance resulted. Negative goodwill was reported as a deduction from assets in the balance sheet.

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

At the date of authorization of these financial statements, the following standards and interpretations were in issue but not yet effective:

YANZHOU COAL MINING COMPANY LIMITED

3.	ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS - continued

IAS 1 (Amendment)	Presentation of Financial Statements: Capital Disclosures[1]
IFRS 7	Financial Instruments: Disclosures[1]
IFRS 8	Operating Segments[2]
IFRIC 7	Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies [3]
IFRIC 8	Scope of IFRS 2 [4]
IFRIC 9	Reassessment of Embedded Derivatives[5]
IFRIC 10	Interim Financial Reporting and Impairment[6]
IFRIC 11	IFRS 2 - Group and Treasury Share Transactions[7]
IFRIC 12	Service Concession Arrangements[8]

[1]	Effective for annual periods beginning on or after January 1, 2007.
[2]	Effective for annual periods beginning on or after January 1, 2009.
[3]	Effective for annual periods beginning on or after March 1, 2006.
[4]	Effective for annual periods beginning on or after May 1, 2006.
[5]	Effective for annual periods beginning on or after June 1, 2006.
[6]	Effective for annual periods beginning on or after November 1, 2006.
[7]	Effective for annual periods beginning on or after March 1, 2007.
[8]	Effective for annual periods beginning on or after January 1, 2008.

The directors anticipate that adoption of these Standards and Interpretations will have no material impact on the results and the financial position of the Group.

4.	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for financial instruments, which are stated at fair value. The principal accounting policies are set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities (including special purpose entities) controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group’s equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority’s share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority’s interest in the subsidiary’s equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Business combination

The acquisitions of subsidiaries and businesses is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 Business Combinations are recognized at their fair values at the acquisition date.

YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES – continued

Business combination - continued

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal courses of business, net of discounts and sales related taxes.

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

Dividend income from investments is recognized when the shareholders’ rights to receive payments have been established.

Mining rights

Mining rights are stated at cost less accumulated amortization and are amortized on a straight line basis over the shorter of their useful life estimated based on the total proven and probable reserves of the coal mine or contractual period from the date of commencement of commercial production which approximates the date from which they are available for use.

Prepaid lease payments

Prepaid lease payments represent land use rights which are stated at cost less accumulated amortization and identified impairment losses.

Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is charged so as to write off the cost of items of property, plant and equipment, other than construction in progress, over their estimated useful lives and after taking into account their estimated residual value, using the straight line method or units of production method.

Construction in progress represents property, plant and equipment in the course of construction for production or for its own use purposes. Construction in progress is carried at cost less any recognized impairment loss. Construction in progress is classified to the appropriate category of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES – continued

Property, plant and equipment - continued

Assets under construction are not depreciated until they are completed and are ready for their intended use.

Any gain or loss arising on the disposal of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the consolidated income statement.

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

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment loss is recognized as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized as an income immediately.

Goodwill

Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the relevant subsidiary at the date of acquisition. Goodwill arising on an acquisition of a subsidiary for which the agreement date is on or after January 1, 2005, is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

Previously capitalized goodwill arising on acquisitions after January 1, 2001 is tested for impairment annually, and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired.

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the acquisition. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit first and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Any impairment is recognized immediately in the consolidated income statement and is not subsequently reversed.

Goodwill arising on the acquisition of a subsidiary is presented separately in the consolidated balance sheet.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES – continued

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

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

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

YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES - continued

Research and development - continued

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

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into the presentation currency of the Company (i.e. Renminbi) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognized as a separate component of equity (the translation reserve). Such exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

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

Retirement benefit costs

Payments to defined contribution retirement benefit plans are charged as expenses when the employees render the services entitling them to the contributions.

Financial instruments

Financial assets and financial liabilities are recognized on the balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Loan and receivables

Loan and receivables (including bills and accounts receivable, other loan receivable) are initially measured at fair value and subsequently measured at amortized cost using the effective interest method. An impairment loss for estimated irrecoverable amounts are recognized in profit or loss when there is objective evidence that the asset is impaired. The impairment loss recognized is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition. Impairment losses are reversed in subsequent periods when an increase in the asset’s recoverable amount can be related objectively to an event occurring after the impairment was recognized, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Investments

Investments are recognized and derecognized on a trade date basis where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, plus directly attributable transaction costs.

Investments other than held-to-maturity debt securities are classified as either investments held for trading or as available-for-sale, and are measured at subsequent reporting dates at fair value. Where securities are held for trading purposes, gains and losses arising from changes in fair value are included in profit or loss for the period. For available-for-sale investments, gains and losses arising from changes in fair value are recognized directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognized in equity is included in the profit or loss for the period. Available-for-sale equity investments that do not have quoted market prices in an active market and those fair value can not be reliably measured are measured at cost less impairment after initial recognition. Impairment losses recognized in profit or loss for equity investments classified as available-for-sale are not subsequently reversed through profit or loss.

YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments - continued

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

Bank borrowings

Interest-bearing bank loans and overdrafts are initially measured at fair value, and are subsequently measured at amortized cost, using the effective interest method. Any difference between the proceeds (net of transaction costs) and the settlement or redemption of borrowings is recognized over the term of the borrowings.

Bills and accounts payable, other payables and accrued expenses and amounts due to Parent Company and its subsidiary companies

Bills and accounts payable, other payables and accrued expenses and amounts due to Parent Company and its subsidiary companies are initially measured at fair value, and are subsequently measured at amortized cost, using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

5.	KEY SOURCES OF ESTIMATION UNCERTAINTY

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

Mining rights

Mining rights are amortized on a straight line basis over the shorter of the contractual period and their useful lives. The useful lives are estimated based on the total proven and probable reserves of coal mine. The management exercises their judgment in estimating the total proven and probable reserves of coal mine.

YANZHOU COAL MINING COMPANY LIMITED

5.	KEY SOURCES OF ESTIMATION UNCERTAINTY - continued

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

Estimated impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As at December 31, 2006, the carrying amount of goodwill is RMB295,584,000.

Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the same raw materials price inflation during the budget period. Expected cash inflows/outflows, which include budgeted sales, gross margin and raw material price inflation have been determined based on past performance and management’s expectations for the market development. Management believes that any reasonably possible change in any of these assumptions would not cause the carrying amount of each of the above units to exceed the recoverable amount of each of the above units

6.	SEGMENT INFORMATION

The Group is engaged primarily in the coal mining business. The Group is also engaged in the coal railway transportation business. The Company does not currently have direct export rights in the PRC and all of its export sales is made through China National Coal Industry Import and Export Corporation (“National Coal Corporation”), Minmetals Trading Co., Ltd. (“Minmetals Trading”) or Shanxi Coal Imp. & Exp. Group Corp. (“Shanxi Coal Corporation”). The final customer destination of the Company’s export sales is determined by the Company, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. Certain of the Company’s subsidiaries are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of these businesses, which are currently included in the coal mining business segment, are insignificant to the Group.

Business segments

For management purposes, the Group is currently organized into two operating divisions - coal mining and coal railway transportation. These divisions are the basis on which the Group reports its primary segment information.

YANZHOU COAL MINING COMPANY LIMITED

6.	SEGMENT INFORMATION - continued

Principal activities are as follows:

Coal mining                                - Underground mining, preparation and sales of coal

Coal railway transportation        - Provision of railway transportation services

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the year ended December 31, 2006
	Coal mining	Coal railway transportation	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	12,783,567	160,399	—	12,943,966
Inter-segment	—	206,770	(206,770)	—

Total	12,783,567	367,169	(206,770)	12,943,966

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2006
	Coal mining	Coal railway transportation	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
RESULT
Segment results	4,093,855	8,664	—	4,102,519

Unallocated corporate expenses				(461,760)
Unallocated corporate income				112,214
Interest expenses				(26,349)

Profit before income taxes				3,726,624
Income taxes				(1,354,656)

Profit for the year				2,371,968

BALANCE SHEET

	At December 31, 2006
	Coal mining	Coal railway transportation	Consolidated
	RMB’000	RMB’000	RMB’000
ASSETS
Segment assets	15,272,657	933,987	16,206,644

Unallocated corporate assets			7,252,105

			23,458,749

LIABILITIES
Segment liabilities	3,048,669	20,368	3,069,037

Unallocated corporate liabilities			1,395,972

			4,465,009

YANZHOU COAL MINING COMPANY LIMITED

6.	SEGMENT INFORMATION - continued

OTHER INFORMATION

	For the year ended December 31, 2006
	Coal mining	Coal railway transportation	Corporate and others	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions	4,175,125	19,827	104,454	4,299,406
Amortization of mining rights	12,069	—	—	12,069
Amortization of prepaid lease payments	8,638	5,188	—	13,826
Depreciation of property, plant and equipment	976,306	77,704	7,966	1,061,976
Loss on disposal of property, plant and equipment	72,929	115	487	73,531
Impairment losses reversed on accounts receivable and other receivable	(19,717)	—	—	(19,717)

INCOME STATEMENT

	For the year ended December 31, 2005
	Coal mining	Coal railway transportation	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	12,283,588	163,437	—	12,447,025
Inter-segment	—	226,852	(226,852)	—

Total	12,283,588	390,289	(226,852)	12,447,025

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2005
	Coal mining	Coal railway transportation	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
RESULT
Segment results	4,601,715	67,381	—	4,669,096

Unallocated corporate expenses				(320,692)
Unallocated corporate income				96,180
Interest expenses				(24,611)

Profit before income taxes				4,419,973
Income taxes				(1,538,036)

Profit for the year				2,881,937

YANZHOU COAL MINING COMPANY LIMITED

6.	SEGMENT INFORMATION - continued

BALANCE SHEET

	At December 31, 2005
	Coal mining	Coal railway transportation	Consolidated
	RMB’000	RMB’000	RMB’000
ASSETS
Segment assets	12,139,834	1,031,347	13,171,181

Unallocated corporate assets			8,083,263

			21,254,444

LIABILITIES
Segment liabilities	2,584,110	29,500	2,613,610

Unallocated corporate liabilities			993,526

			3,607,136

OTHER INFORMATION

	For the year ended December 31, 2005
	Coal mining	Coal railway transportation	Corporate and others	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions	1,828,130	23,710	5,531	1,857,371
Amortization of prepaid lease payments	7,983	5,188	—	13,171
Depreciation of property, plant and equipment	867,210	77,412	7,474	952,096
Amortization of mining rights	6,624	—	—	6,624
(Gain) loss on disposal of property, plant and equipment	—	(13)	540	527

INCOME STATEMENT

	For the year ended December 31, 2004
	Coal mining	Coal railway transportation	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	11,757,052	220,771	—	11,977,823
Inter-segment	—	380,535	(380,535)	—

Total	11,757,052	601,306	(380,535)	11,977,823

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

YANZHOU COAL MINING COMPANY LIMITED

6.	SEGMENT INFORMATION - continued

RESULT

	For the year ended December 31, 2004
	Coal mining	Coal railway transportation	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
Segment results	4,642,234	284,147	—	4,926,381

Unallocated corporate expenses				(314,283)
Unallocated corporate income				97,176
Interest expenses				(35,942)

Profit before income taxes				4,673,332
Income taxes				(1,518,762)

Profit for the year				3,154,570

BALANCE SHEET

	At December 31, 2004
	Coal mining	Coal railway transportation	Consolidated
	RMB’000	RMB’000	RMB’000
ASSETS
Segment assets	10,923,609	1,083,502	12,007,111

Unallocated corporate assets			6,329,586

			18,336,697

LIABILITIES
Segment liabilities	1,669,373	23,747	1,693,120

Unallocated corporate liabilities			1,116,152

			2,809,272

OTHER INFORMATION

	For the year ended December 31, 2004
	Coal mining	Coal railway transportation	Corporate and others	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions	1,009,788	66,036	18,458	1,094,282
Amortization of goodwill	777	13,880	1,116	15,773
Release of negative goodwill to income	(27,620)	—	—	(27,620)
Depreciation of property, plant and equipment	879,260	74,635	4,772	958,667
Amortization of prepaid lease payments	8,006	5,188	—	13,194
Amortization of mining rights	6,624	—	—	6,624
Loss (gain) on disposal of property, plant and equipment	104,759	272	(434)	104,597
Impairment losses on accounts receivable	49,104	—	—	49,104

YANZHOU COAL MINING COMPANY LIMITED

6.	SEGMENT INFORMATION - continued

The number of employees in each of the Group’s principal divisions are as follows:

	At December 31,
	2006	2005	2004
Coal mining	39,132	26,662	25,892
Coal railway transportation	3,760	3,401	3,374

	42,892	30,063	29,266

Geographical segment

The Group’s operations are primarily located in the PRC. In December 2004, the Group acquired Southland which is located in Australia. Analysis of the Group’s gross sales and carrying amount of assets by geographical area is not presented in the financial statements as over 90% of the amounts involved are in the PRC.

The following is an analysis of the additions to property, plant and equipment and intangible assets analyzed by the geographical area in which the assets are located:

	Additions to property, plant and equipment and intangible assets
	Year ended December 31,
	2006	2005	2004
	RMB’000	RMB’000	RMB’000
The PRC	3,582,427	1,599,372	869,957
Australia	716,979	257,999	224,325

	4,299,406	1,857,371	1,094,282

7.	NET SALES OF COAL

	Year ended December 31,
	2006	2005	2004
	RMB’000	RMB’000	RMB’000
Domestic sales of coal, gross	9,746,146	8,689,496	7,841,328
Less: Transportation costs	358,414	268,034	434,340

Domestic sales of coal, net	9,387,732	8,421,462	7,406,988

Export sales of coal, gross	3,037,421	3,594,092	3,915,724
Less: Transportation costs	578,205	662,069	968,375

Export sales of coal, net	2,459,216	2,932,023	2,947,349

Net sales of coal	11,846,948	11,353,485	10,354,337

Net sales of coal represent the invoiced value of coal sold and are net of returns, discounts, sales taxes and transportation costs if the invoiced value includes transportation costs to the customers.

YANZHOU COAL MINING COMPANY LIMITED

8.	COST OF SALES AND SERVICE PROVIDED

	Year ended December 31,
	2006	2005	2004
	RMB’000	RMB’000	RMB’000
Materials	1,320,596	1,147,572	1,088,683
Wages and employee benefits	1,646,018	1,258,333	1,022,614
Electricity	336,284	282,492	298,274
Depreciation	962,963	891,640	918,360
Land subsidence, restoration, rehabilitation and environmental costs	742,985	636,590	323,240
Repairs and maintenance	327,151	350,953	455,782
Annual fee and amortization of mining rights (note 24)	25,049	19,604	19,604
Transportation costs	106,572	98,787	119,737
Others	722,451	602,617	305,409

	6,190,069	5,288,588	4,551,703

9.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2006	2005	2004
	RMB’000	RMB’000	RMB’000
Wages and employee benefits	1,001,783	794,537	563,962
Additional medical insurance	57,364	46,458	35,912
Staff training costs	44,037	32,553	28,762
Depreciation	112,839	73,627	53,501
Amortization of goodwill	—	—	15,773
Distribution charges	57,100	35,626	43,639
Impairment loss on accounts receivables	—	—	49,104
Resource compensation fees (note)	107,502	117,228	110,959
Repairs and maintenance	18,440	17,012	18,753
Research and development	45,979	45,009	24,934
Freight charges	20,741	19,256	9,801
Loss on disposal of property, plant and equipment	73,531	527	104,597
Others	690,826	736,955	420,166

	2,230,142	1,918,788	1,479,863

Note:	In accordance with the relevant regulations, the Company pays resource compensation fees (effectively a government levy) to the Ministry of Geology and Mineral Resources at the rate of 1% on the imputed sales value of raw coal.

YANZHOU COAL MINING COMPANY LIMITED

10.	OTHER INCOME

	Year ended December 31,
	2006	2005	2004
	RMB’000	RMB’000	RMB’000
Dividend income	6,311	4,465	4,465
Gain on sales of auxiliary materials	49,623	36,749	33,878
Government grants	4,000	—	—
Interest income from bank deposits	94,372	85,971	70,885
Interest income on loan receivable	—	5,744	21,826
Release of negative goodwill to income	—	—	27,620
Others	11,531	2,109	7,058

	165,837	135,038	165,732

11.	INTEREST EXPENSE

	Year ended December 31,
	2006	2005	2004
	RMB’000	RMB’000	RMB’000
Interest expenses on:
- bank borrowings wholly repayable within 5 years	10,058	20,753	31,392
- bank borrowings not wholly repayable within 5 years	2,281	—	—
- bills receivable discounted without recourse	10,840	—	—
Deemed interest expenses in respect of acquisition of Jining III	3,170	3,858	4,550

	26,349	24,611	35,942

No interest was capitalized during each of the years presented.

YANZHOU COAL MINING COMPANY LIMITED

12.	INCOME TAXES

	Year ended December 31,
	2006	2005	2004
	RMB’000	RMB’000	RMB’000
Income taxes:
Current taxes	1,309,783	1,372,398	1,390,767
(Over) underprovision in prior years	(24,233)	42,463	16,019

	1,285,550	1,414,861	1,406,786
Deferred tax charge (note 29)	69,106	123,175	111,976

	1,354,656	1,538,036	1,518,762

The Company and its subsidiaries in the PRC are subject to a standard income tax rate of 33% on its taxable income.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

The total charge for the year can be reconciled to the accounting profit as follows:

	Year ended December 31,
	2006	2005	2004
	RMB’000	RMB’000	RMB’000
Standard income tax rate in the PRC	33%	33%	33%
Standard income tax rate applied to income before income taxes	1,229,786	1,458,591	1,542,200
Reconciling items:
Transfer to future development fund deductible for tax purposes but not charged to income under IFRS	(70,496)	(68,618)	(109,411)
Release of negative goodwill not subject to tax	—	—	(9,115)
Deemed interest not deductible for tax purposes	1,046	1,273	1,502
Expenses not deductible for tax purposes	117,447	—	—
(Reversal) provision of impairment loss on doubtful debts not subject to tax	(6,507)	—	16,187
Loss on disposal of property, plant and equipment not deductible for tax purposes	—	836	8,273
Deemed interest income from subsidiaries subject to tax	9,456	—	—
Tax effect of tax losses not recognized	94,807	42,151	—
(Over) underprovision in prior years	(24,233)	42,463	16,019
Write off deferred tax asset	—	44,436	44,436
Others	3,350	16,904	8,671

Income taxes	1,354,656	1,538,036	1,518,762

Effective income tax rate	36%	35%	32%

YANZHOU COAL MINING COMPANY LIMITED

13.	PROFIT FOR THE YEAR

	Year ended December 31,
	2006	2005	2004
	RMB’000	RMB’000	RMB’000
Profit for the year has been arrived at after charging:

Amortization of mining rights	12,069	6,624	6,624
Amortization of goodwill	—	—	15,773
Amortization of prepaid lease payments	13,826	13,171	13,194
Depreciation of property, plant and equipment	1,061,976	952,096	958,667

Total depreciation and amortization	1,087,871	971,891	994,258

Auditors’ remuneration	10,406	9,229	5,000
Staff costs, including directors’ and supervisors’ emoluments	2,783,298	2,164,616	1,682,240
Retirement benefit scheme contributions (included in staff costs above)	641,633	523,324	408,462
Cost of inventories	6,089,185	5,144,888	4,460,844
Exchange loss	12,346	98,681	—

and crediting:

Reversal of impairment loss on accounts receivable and other receivables	(19,717)	—	—
Exchange gain	—	—	5,507

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS

(a)	Directors’ and supervisors’ emoluments

Details of the directors’ and supervisors’ emoluments are as follows:

For the year ended December 31, 2006

	Fees	Salaries, allowance and other benefits in kind	Retirement benefit scheme contribution	Discretionary bonus	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Independent non-executive directors
Pu Hongjiu	89	—	—	—	89
Cui Jianmin	89	—	—	—	89
Wang Xiaojun	106	—	—	—	106
Wang Quanxi	89	—	—	—	89

	373	—	—	—	373

YANZHOU COAL MINING COMPANY LIMITED

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS - continued

(a)	Directors’ and supervisors’ emoluments - continued

Details of the directors’ and supervisors’ emoluments are as follows:

For the year ended December 31, 2006 - continued

	Fees	Salaries, allowance and other benefits in kind	Retirement benefit scheme contribution	Discretionary bonus	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive Directors
Wang Xin	—	—	—	—	—
Geng Jiahuai	—	—	—	—	—
Yang Deyu	—	—	—	—	—
Shi Xuerang	—	—	—	—	—
Chen Changchun	—	—	—	—	—
Wu Yuxiang	—	182	82	—	264
Wang Xinkun	—	238	107	—	345
Chen Guangshui	—	187	84	—	271
Zhang Baocai	—	170	77	—	247
Dong Yunqing	—	205	92	—	297

	—	982	442	—	1,424

Supervisors
Meng Xianchang	—	—	—	—	—
Song Guo	—	—	—	—	—
Zhang Shengdong	—	—	—	—	—
Liu Weixin	—	—	—	—	—
Xu Bentai	—	218	98	—	316

	—	218	98	—	316

Other management team
Jin Tai	—	—	—	—	—
Zhang Yingmin	—	—	—	—	—
He Ye	—	208	94	—	302
Tian Fengze	—	202	91	—	293
Shi Chenzhong	—	229	103	—	332
Qu Tianzhi	—	232	104	—	336
Ni Xinghua	—	218	98	—	316
Lai Cunliang	—	421	—	—	421

	—	1,510	490	—	2,000

YANZHOU COAL MINING COMPANY LIMITED

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS - continued

(a)	Directors’ and supervisors’ emoluments - continued

Details of the directors’ and supervisors’ emoluments are as follows:

For the year ended December 31, 2005

	Fees	Salaries, allowance and other benefits in kind	Retirement benefit scheme contribution	Discretionary bonus	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Independent non-executive directors
Pu Hongjiu	43	—	—	—	43
Cui Jianmin	81	—	—	—	81
Wang Xiaojun	98	—	—	—	98
Wang Quanxi	81	—	—	—	81
Fan Weitang	39	—	—	—	39

	342	—	—	—	342

Executive directors
Wang Xin	—	—	—	—	—
Geng Jiahuai	—	—	—	—	—
Yang Deyu	—	—	—	—	—
Shi Xuerang	—	—	—	—	—
Chen Changchun	—	—	—	—	—
Wu Yuxiang	—	144	65	—	209
Wang Xinkun	—	144	65	—	209
Chen Guangshui	—	144	65	—	209
Dong Yunqing	—	144	65	—	209

	—	576	260	—	836

Supervisors
Meng Xianchang	—	—	—	—	—
Song Guo	—	—	—	—	—
Zhang Sheng Dong	—	—	—	—	—
Liu Wei Xin	—	—	—	—	—
Xu Bentai	—	160	72	—	—

	—	160	72	—	232

Other management team
Jin Tai	—	—	—	—	—
Zhang Yingmin	—	—	—	—	—
He Ye	—	144	65	—	209
Tian Fengze	—	144	65	—	209
Shi Chenzhong	—	145	65	—	210
Lai Cunliang	—	190	86	—	276
Ni Xinghua	—	144	65	—	209

	—	767	346	—	1,113

YANZHOU COAL MINING COMPANY LIMITED

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS - continued

(a)	Directors’ and supervisors’ emoluments - continued

Details of the directors’ and supervisors’ emoluments are as follows:

For the year ended December 31, 2004

	Fees	Salaries, allowance and other benefits in kind	Retirement benefit scheme contribution	Discretionary bonus	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Independent non-executive directors
Fan Weitang	77	—	—	—	77
Cui Jianmin	77	—	—	—	77
Wang Xiaojun	93	—	—	—	93
Wang Quanxi	77	—	—	—	77

	324	—	—	—	324

Executive directors
Mo Liqi	—	—	—	—	—
Yang Deyu	—	—	—	—	—
Geng Jiahuai	—	—	—	—	—
Wang Bangjun	—	—	—	—	—
Yang Jiachun	—	—	—	—	—
Wu Yuxiang	—	98	44	—	142
Dong Yunqing	—	124	56	—	180
Wang Xin	—	—	—	—	—
Wang Xinkun	—	118	53	—	171

	—	340	153	—	493

Supervisors
Meng Xianchang	—	—	—	—	—
Xiao Shuzhang	—	—	—	—	—
Zhang Sheng Dong	—	—	—	—	—
Liu Wei Xin	—	—	—	—	—
Xu Bentai	—	126	57	—	183

	—	126	57	—	183

Other management team
Jin Tai	—	—	—	—	—
Zhang Yingmin	—	—	—	—	—
He Ye	—	121	54	—	175
Tian Fengze	—	119	54	—	173
Shi Chenzhong	—	97	44	—	141
Ni Xinghua	—	103	46	—	149
Chen Guangshui	—	123	55	—	178

	—	563	253	—	816

YANZHOU COAL MINING COMPANY LIMITED

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS - continued

(a)	Directors’ and supervisors’ emoluments - continued

Details of the directors’ and supervisors’ emoluments are as follows:

No directors waived any emoluments in each of the year ended 31 December 2006, 2005 and 2004.

(b)	Employees’ emoluments

The five highest paid individuals in the Group included no director for the year ended December 31, 2006 (2005: one; 2004: four), details of whose emoluments are included in the disclosures in note 14(a) above. The emoluments of the five individuals for the year ended December 31, 2006 (2005: four; 2004: one) were as follows:

	Year ended December 31,
	2006	2005	2004
	RMB’000	RMB’000	RMB’000
Salaries, allowance and other benefits in kind	7,053	3,690	224
Retirement benefit scheme contributions	—	365	101
Discretionary bonuses	656	—	—

	7,709	4,055	325

For the year ended December 31, 2006, the emoluments of four of these employees were within the band of HK$1,000,000 to HK$2,000,000 and one of these employees were within the band of HK$2,000,000 to HK$3,000,000. For the years ended December 31, 2005 and 2004, emoluments of each of these employees were all within the band of nil to HK$1,000,000.

15.	DIVIDEND RECOGNIZED AS DISTRIBUTION DURING THE YEAR

	Year ended December 31,
	2006	2005	2004
	RMB’000	RMB’000	RMB’000
2005 Final dividend, RMB0.220 per share (2005: 2004 final dividend RMB0.260; 2004: 2003 final dividend RMB0.114)	1,082,048	799,240	327,180
2004 Special dividend RMB0.050 per share	—	—	143,500

	1,082,048	799,240	470,680

YANZHOU COAL MINING COMPANY LIMITED

15.	DIVIDENDS RECOGNIZED AS DISTRIBUTION DURING THE YEAR - continued

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

In the annual general meeting held on June 29, 2006, a final dividend in respect of the year ended December 31, 2005 was approved by the shareholders and paid to the shareholders of the Company.

The board of directors proposes to declare a final dividend and a special dividend of approximately RMB590,208,000 and RMB393,472,000 calculated based on a total number of 4,918,400,000 shares issued at RMB1 each, at RMB0.12 per share and RMB0.08 per share respectively, in respect of the year ended December 31, 2006. The declaration and payment of the final dividend needs to be approved by the shareholders of the Company by way of an ordinary resolution in accordance with the requirements of the Company’s Articles of Association. A shareholders’ general meeting will be held for the purpose of considering and, if thought fit, approving this ordinary resolution.

16.	EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share attributable to the equity holders of the Company for the years ended December 31, 2006, 2005 and 2004 is based on the profit attributable to the equity holders of the Company for the year of RMB2,372,985,000, RMB2,881,461,000 and RMB3,154,317,000 and on the weighted average number of 4,918,400,000 shares, 4,918,400,000 shares and 4,743,606,557 shares in issue, respectively, during the years.

The weighted average number of ordinary shares for the purpose of calculating basic earnings per share for all the period presented has been adjusted for the bonus issue of the Company on July 27, 2005.

The earnings per ADS have been calculated based on the profit for the relevant periods and on one ADS, being equivalent to 50 shares, which has been adjusted for the bonus issue of the Company on July 27, 2005.

No diluted earning per share has been presented as there are no dilutive potential shares in issue during the years ended December 31, 2006, 2005 and 2004.

YANZHOU COAL MINING COMPANY LIMITED

17.	BANK BALANCES AND CASH/TERM DEPOSITS AND RESTRICTED CASH

Bank balances carry interest at market rates which ranged from 0.72% to 1.44%.

At the balance sheet dates, the short-term restricted cash represents the bank deposits pledged to certain banks to secure banking facilities granted to the Group. The long-term amount represents the bank deposits placed as guarantee for the future payments of rehabilitation costs of Southland as required by the Australian government. The long-term deposits carry interest rate of 5.31% (2005: 5.16%) per annum.

The term deposits carry fixed interest rate of 0.72% to 2.25% (2005: 0.72% to 2.70%) per annum. The fair value of term deposits and restricted cash at December 31, 2006 approximates to its carrying amount.

18.	BILLS AND ACCOUNTS RECEIVABLE

	At December 31,
	2006	2005
	RMB’000	RMB’000
Total bills receivable	2,004,425	2,092,949
Total accounts receivable	238,931	258,587

	2,243,356	2,351,536
Less: Impairment loss	(31,447)	(126,700)

Total bills and accounts receivable, net	2,211,909	2,224,836

Bills receivable represents unconditional orders in writing issued by or negotiated from customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties.

The fair value of bills and accounts receivable at December 31, 2006 approximates to their carrying amount.

YANZHOU COAL MINING COMPANY LIMITED

18.	BILLS AND ACCOUNTS RECEIVABLE - continued

An analysis of the impairment loss on bills and accounts receivable is as follows:

	2006	2005
	RMB’000	RMB’000
Balance at January 1	126,700	126,700
Written off	(78,603)	—
Reversal	(16,650)	—

Balance at December 31	31,447	126,700

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable at the reporting date:

	At December 31,
	2006	2005
	RMB’000	RMB’000
1 - 180 days	2,216,935	2,245,170
181 - 365 days	1,018	6,014
1 - 3 years	869	19
Over 3 years	24,534	100,333

	2,243,356	2,351,536

19.	INVENTORIES

	At December 31,
	2006	2005
	RMB’000	RMB’000
COST
Auxiliary materials, spare parts and small tools	265,122	256,755
Coal products	314,439	213,746

	579,561	470,501

YANZHOU COAL MINING COMPANY LIMITED

20.	OTHER LOANS RECEIVABLE

At the balance sheet dates, the amount represents loan granted to the an independent third party, which carries interest at 7.00% per annum and is guaranteed by other independent third parties. The loan (the “Default Loan”) is secured by certain state legal person shares of a company listed on the SSE (“the Secured Shares”) and certain equity interest in another unlisted company held by the guarantor. The Default Loan was defaulted in January 2005 and the Company had applied to the People’s Supreme Court of the Shandong province (the “Court”) to freeze the Secured Shares. The Company has also applied to the Court to dispose the Secured Shares by way of a public auction and the proceeds would be applied to repay the Default Loan and the associated interests to the Company. The public auction was held successfully in September 2005. Up to the date of the report, the legal procedure for the transfer of ownership of the Secured Shares has not yet been completed.

In December 2006, Shandong Runhua Group Company Limited has also claimed for a portion of the Secured Shares. To protect the Company’s priority rights in the Secured Shares to recover the Default Loan, the Company sought support from the Shandong provincial government and the State-owned Assets Supervision and Administrative Committee (the “SASAC”). In January 2007, these government authorities in Shandong province and the SASAC have rendered formal written request the Supreme Court to protect the Company’s priority right on the Secured Shares.

After considering the advice from their legal counsel, the directors are in the opinion that, based on the result of the auction, the support from the government authorities in Shandong province and the SASAC and the fair value of the underlying Secured Shares, the amount to be recovered by the Company from the Secured Shares would be sufficient to cover the principal and interest of the Default Loan.

21.	PREPAYMENTS AND OTHER CURRENT ASSETS

	At December 31,
	2006	2005
	RMB’000	RMB’000
Advances to suppliers	109,714	69,605
Prepaid freight charges and related handling charges	27,287	62,445
Others	94,504	70,367

	231,505	202,417

The directors consider that the carrying amount of other current assets approximates their fair value.

Included in the above balances as of December 31, 2006 is an impairment loss of RMB32,650,000 (2005: RMB35,717,000). During the year ended December 31, 2006, the Group reversed impairment loss of RMB3,067,000. During the year ended December 31, 2005 the Group did not make any additional impairment for doubtful debts (2004: RMB23,031,000).

YANZHOU COAL MINING COMPANY LIMITED

22.	PREPAID LEASE PAYMENTS

	At December 31,
	2006	2005
	RMB’000	RMB’000
Current portion	13,746	13,465
Non-current portion	578,988	579,773

	592,734	593,238

The amounts represent prepaid lease payments for land use rights which are situated in the PRC and have a term of fifty years from the date of grant of land use rights certificates.

The land use rights of Railway Assets were acquired from the Parent Company during the year ended December 31, 2002. The registration process in respect of the land use rights of the Railway Assets, with the carrying amount of RMB233,441,000, has not yet been completed at December 31, 2006.

23.	PREPAYMENT FOR RESOURCES COMPENSATION FEES

In accordance with the relevant regulations, the Shanxi Group is required to pay resources compensation fees to the Heshun Municipal Coal Industry Bureau at a rate of RMB2.70 per tonne of raw coal mined. During the year, Shanxi Group was requested by the relevant government to prepay the fees based on production volume of 10 million tonnes. At the balance sheet date, the amount represented the prepayment for resources compensation fees. The current portion represents the amount to be utilized in the coming year which is estimated based on expected production volume.

YANZHOU COAL MINING COMPANY LIMITED

24.	MINING RIGHTS

RMB’000
COST

At January 1, 2005	165,113
Exchange re-alignment	(2,372)
Addition	23,644

At January 1, 2006	186,385
Exchange re-alignment	2,261
Acquisition of Shanxi Neng Hua	164,452

At December 31, 2006	353,098

AMORTIZATION
At January 1, 2005	26,496
Provided for the year	6,624

At January 1, 2006	33,120
Provided for the year	12,069

At December 31, 2006	45,189

NET BOOK VALUES
At December 31, 2006	307,909

At December 31, 2005	153,265

In addition, the Parent Company and the Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay to the Parent Company, effective from September 25, 1997, an annual fee of RMB12,980,000 as compensation for the Parent Company’s agreement to give up the mining rights associated with the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine and Jining II. The annual fee is subject to change after a ten-year period, and the renegotiation has not yet started up to the date of this report.

The mining rights are amortized, on a straight-line basis, over the useful life of twenty years from the date of commencement of commercial production.

The mining rights of the Shanxi Group are amortized, on a straight-line basis, over the remaining useful life of twenty-seven years from the date of acquisition. The mining right permit expires in January 2009 and can be renewed at a cost which is not significant to the Group as the Parent Company has undertaken to compensate the Group for 79.68% of the cost.

YANZHOU COAL MINING COMPANY LIMITED

25.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land in Australia	Buildings	Harbor works and crafts	Railway structures	Mining structures	Plant, machinery and equipment	Transportation equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
COST
At January 1, 2005	57,195	2,134,845	250,231	727,674	3,904,460	7,290,213	285,633	86,505	14,736,756
Exchange re-alignment	(4,164)	(392)				(9,381)	(21)	—	(13,958)
Acquisition of Heze	—	—	—	—	—	35,103	201	472,292	507,596
Additions	—	1,689	—	—	—	71,578	25,258	1,191,961	1,290,486
Transfers	—	34,447	—	2,115	—	823,315	—	(859,877)	—
Disposals	—	(597)	—	—	—	(20,175)	(8,115)	—	(28,887)

At December 31, 2005 and January 1, 2006	53,031	2,169,992	250,231	729,789	3,904,460	8,190,653	302,956	890,881	16,491,993
Exchange re-alignment	2,224	280	—	—	—	7,803	22	6,958	17,287
Acquisition of Shanxi Group	—	95,347	—	—	129,366	186,107	25,723	192,433	628,976
Additions	—	15,725	—	—	15,378	257,147	2,139	3,073,042	3,363,431
Transfers	—	196,575	118	5,012	—	1,238,710	10,102	(1,450,517)	—
Disposals	—	(47,600)	—	—	(31,762)	(878,537)	(17,247)	—	(975,146)

At December 31, 2006	55,255	2,430,319	250,349	734,801	4,017,442	9,001,883	323,695	2,712,797	19,526,541

ACCUMULATED DEPRECIATION
At January 1, 2005	—	895,723	6,068	161,401	1,506,284	3,491,102	139,028	—	6,199,606
Provided for the year	—	124,340	6,068	54,568	86,638	684,913	41,356	—	997,883
Eliminated on disposals	—	(511)	—	—	—	(17,046)	(6,425)	—	(23,982)

At December 31, 2005 and January 1, 2006	—	1,019,552	12,136	215,969	1,592,922	4,158,969	173,959	—	7,173,507
Exchange re-alignment	—	18	—	—	—	293	6	—	317
Provided for the year	—	132,648	6,070	53,710	90,921	781,231	35,648	—	1,100,228
Eliminated on disposals	—	(41,411)	—	—	(476)	(828,954)	(16,609)	—	(887,450)

At December 31, 2006	—	1,110,807	18,206	269,679	1,683,367	4,111,539	193,004	—	7,386,602

NET BOOK VALUES
At December 31, 2006	55,255	1,319,512	232,143	465,122	2,334,075	4,890,344	130,691	2,712,797	12,139,939

At December 31, 2005	53,031	1,150,440	238,095	513,820	2,311,538	4,031,684	128,997	890,881	9,318,486

The following estimated useful lives are used for the depreciation of property, plant and equipment, other than construction in progress:

Buildings	15 to 35 years
Harbor works and crafts	40 years
Railway structures	15 to 25 years
Plant, machinery and equipment	5 to 15 years
Transportation equipment	6 to 18 years

Transportation equipment includes vessels which are depreciated over the estimated useful lives of 18 years.

The mining structures include the main and auxiliary mine shafts and underground tunnels. Depreciation is provided to write off the cost of the mining structures using the units of production method based on the estimated production volume for which the structure was designed and the contractual period of the relevant mining rights.

YANZHOU COAL MINING COMPANY LIMITED

26.	GOODWILL

	2006	2005
	RMB’000	RMB’000
COST
At January 1	153,037	117,392
Acquisition of Heze (note 36)	—	35,645
Acquisition of Shanxi Group (note 35)	142,547	—

At December 31	295,584	153,037

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units that are expected to benefit from that business combination. The carrying amount of goodwill had been allocated as follows:

	2006	2005
	RMB’000	RMB’000
Coal Mining
- Jining II	10,106	10,106
- Yanmei Shipping	10,046	10,046
- Heze	35,645	35,645
- Shanxi Group	142,547	—
Coal Railway Transportation
- Railway Assets	97,240	97,240

	295,584	153,037

The recoverable amounts of goodwill from each of the above cash generating units has been determined on the basis of value in use calculations. The recoverable amounts are based on certain similar key assumptions on discount rates, growth rates and expected changes in selling prices and direct cost. All value in use calculations use cash flow projections based on financial budgets approved by management covering a 5-year period, and with a discount rate of 8%.

The cashflows beyond the 5-year period are extrapolated using a zero percent growth rate.

Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the same raw materials price inflation during the budget period. Expected cash inflows/outflows, which include budgeted sales, gross margin and raw material price inflation have been determined based on past performance and management’s expectations for the market development. Management believes that any reasonably possible change in any of these assumptions would not cause the carrying amount of each of the above units to exceed the recoverable amount of each of the above units. During the year ended December 31, 2006, management of the Group determined that there are no impairments of any of its CGU containing goodwill.

YANZHOU COAL MINING COMPANY LIMITED

27.	INVESTMENTS IN SECURITIES

The investments in securities represent available-for-sale equity investments:

	At December 31,
	2006	2005
	RMB’000	RMB’000
Equity securities listed on the SSE
- Restricted portion stated at cost less impairment	40,281	—
- Unrestricted portion stated at fair value	54,101	—
Unlisted equity security in form of state legal person shares	—	60,421
Unlisted equity security	1,760	1,760

	96,142	62,181

The amount at December 31, 2005 principally includes an unlisted investment of RMB60,421,000 in the form of state legal person shares of Shenergy Company Limited, a company listed on the SSE. These shares were not tradable on the SSE as at December 31, 2005 and therefore, they were stated at cost less impairment because the range of reasonable fair value estimates is so significant that the directors of the Company were of the opinion that their fair value cannot be measured reliably.

Pursuant to the share reform plan of Shenergy Company Limited, the non-tradable legal person shares held by the Company were converted into tradable shares on August 17, 2006. Under this share reform plan, the Company has committed that the Company will not sell more than one-third of the shares held as of August 17, 2005 within one year after August 17, 2006; and two-third of the shares held as of August 17, 2005 within two years after August 17, 2006. This investment is presented as listed securities as at December 31, 2006. The unrestricted portion is carried at fair value determined by reference to bid prices quoted in active markets.

The unlisted equity securities and the restricted portion of the shares of Shenergy Company Limited are stated at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

28.	DEPOSIT MADE ON INVESTMENT

During 2006, the Company entered into a co-operative agreement with two independent third parties, to establish a company for the operation of a coal mine to be acquired in Shaanxi province. The Company will have to invest approximately RMB196.8 million in order to obtain 41% equity interest. As at December 31, 2006, the Company made a deposit of RMB97 million in relation to this acquisition. As at December 31, 2006, the relevant procedures to establish the new company are still in progress, and the acquisition has not yet been completed.

YANZHOU COAL MINING COMPANY LIMITED

29.	DEFERRED TAX LIABILITY

	Available-for-sale investment	Provision for land subsidence, restoration, rehabilitation and environmental costs	Accelerated tax depreciation	Mining rights	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2005	—	44,436	(67,540)	—	(23,104)
Charge the year (note 12)	—	(44,436)	(78,739)	—	(123,175)

Balance at January 1, 2006	—	—	(146,279)	—	(146,279)
Acquisition of Shanxi Group	—	—	(2,962)	(54,269)	(57,231)
Charge to reserve	(11,207)	—	—	—	(11,207)
(Charge) credit to income for the year (note 12)	—	—	(69,272)	166	(69,106)

Balance at December 31, 2006	(11,207)	—	(218,513)	(54,103)	(283,823)

At the balance sheet date, the Group has unused tax losses of RMB450 million (2005: RMB140 million) contributed by the subsidiaries available for offset against future profits. No deferred tax asset has been recognized in respect of such losses due to the unpredictability of future profit streams. Included in unrecognized tax losses are losses of RMB55 million that will expire in 2011. Other losses may be carried forward indefinitely.

30.	BILLS AND ACCOUNTS PAYABLE

	At December 31,
	2006	2005
	RMB’000	RMB’000
Bills payable	159,632	136,779
Accounts payable	586,053	360,881

	745,685	497,660

The following is an aged analysis of bills and accounts payable at the reporting date:

	At December 31,
	2006	2005
	RMB’000	RMB’000
1 - 180 days	564,995	361,680
181 - 365 days	139,974	96,397
1 - 2 years	40,716	39,583

	745,685	497,660

The fair value of the Group’s bills and accounts payable at December 31, 2006 approximates to their carrying amount.

YANZHOU COAL MINING COMPANY LIMITED

31.	OTHER PAYABLES AND ACCRUED EXPENSES

	At December 31,
	2006	2005
	RMB’000	RMB’000
Customers’ deposits	674,789	475,333
Accrued wages	210,751	135,375
Other taxes payable	205,720	249,955
Payables in respect of purchases of property, plant and equipment and construction materials	442,536	216,250
Accrued freight charges	15,963	39,342
Accrued repairs and maintenance	20,162	22,829
Accrued utility expenses	5,430	4,120
Staff welfare payable	72,748	69,372
Resource compensation fees payable	—	100,886
Withholding tax payable	8,645	6,916
Deposits received from employees	33,775	20,908
Consideration payable on acquisition of Southland	28,755	47,299
Payable in respect of purchase of mining rights in Southland (note 37)	—	23,644
Others	180,410	163,640

	1,899,684	1,575,869

The fair value of the Group’s other payables and accrued expenses at balance sheet date approximates to their carrying amount.

32.	PREPAYMENT FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

	2006	2005
	RMB’000	RMB’000
Balance at January 1	(157,511)	(103,407)
Additional provision in the year	731,796	635,863
Utilization of provision	(787,197)	(689,967)

Balance at December 31	(212,912)	(157,511)

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

YANZHOU COAL MINING COMPANY LIMITED

33.	UNSECURED BANK BORROWINGS

The amounts are repayable as follows:

	At December 31,
	2006	2005
	RMB’000	RMB’000
Within one year	50,000	200,000
More than one year, but not exceeding two years	72,000	—
More than two years, but not more than five years	126,000	—
More than five years	132,000	—

	380,000	200,000

Less: Amounts due within one year and included in current liabilities	(50,000)	(200,000)

Amounts due after one year	330,000	—

The bank loan of RMB200,000,000 as at December 31, 2005 carried interest at 5.76% per annum. During the year ended December 31, 2006, this bank loan has been fully repaid.

The balances at of December 31, 2006 represent two borrowings obtained by Shanxi Tianchi before the Company acquired it. Included in the loans of RMB380,000,000 is an amount of RMB160,000,000 that initially carries interest at 5.85% per annum and is subject to adjustment based on the interest rate stipulated by the People Bank of China (the “PBOC”). The loan is repayable by 3 instalments over a period of 4 years, with the first instalment due in December 2007. The repayment is guaranteed by the Parent Company.

The remaining balance of RMB220,000,000 carries interest at 6.21% per annum and is subject to adjustment based on the interest rate stipulated by the PBOC. The loan is repayable by 20 instalments over a period of 12 years, with the first instalment due in May 2008. The amount is also guaranteed by the Parent Company.

YANZHOU COAL MINING COMPANY LIMITED

34.	SHAREHOLDERS’ EQUITY

Share capital

The Company’s share capital structure at the balance sheet date is as follows:

	Domestic invested shares		Foreign invested shares
	State legal person shares (held by the Parent Company)	A shares (Note 1)	H shares (including H shares represented by ADS (Note 1))	Total
Number of shares
At January 1, 2005	1,670,000,000	180,000,000	1,224,000,000	3,074,000,000
Bonus issue of shares	1,002,000,000	108,000,000	734,400,000	1,844,400,000

At January 1, 2006	2,672,000,000	288,000,000	1,958,400,000	4,918,400,000
Share Reform Plan	(72,000,000)	72,000,000	—	—

December 31,2006	2,600,000,000	360,000,000	1,958,400,000	4,918,400,000

	Domestic invested shares		Foreign invested shares
	State legal person shares (held by the Parent Company)	A shares (Note 1)	H shares (including H shares represented by ADS (Note 1))	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Registered, issued and fully paid
At January 1, 2005	1,670,000	180,000	1,224,000	3,074,000
Bonus issue of shares	1,002,000	108,000	734,400	1,844,400

At January 1, 2006	2,672,000	288,000	1,958,400	4,918,400
Share Reform Plan	(72,000)	72,000	—	—

December 31, 2006	2,600,000	360,000	1,958,400	4,918,400

Each share has a par value of RMB1.

At July 27, 2005, a bonus issue of six bonus shares for every ten shares in issue resulted in an increase in issued share capital of RMB1,844,400,000, and an equivalent reduction in the share premium account.

Pursuant to a meeting for the holders of A shares of the Company held on March 6, 2006, a share reform plan (“Share Reform Plan”) was approved by the relevant shareholders. Under the Share Reform Plan, 2.5 A shares for every existing 10 A shares would be offered by the Parent Company and the non-tradable legal person shares held by the Parent Company would then be converted to tradable shares in 4 years’ time according to a formula. The Share Reform Plan has been further approved by the Ministry of Commerce of the PRC on March 21, 2006. An aggregate of 72,000,000 state legal person shares of RMB 1 each held by the Parent Company is transferred as A shares pursuant to the Share Reform Plan.

YANZHOU COAL MINING COMPANY LIMITED

34.	SHAREHOLDERS’ EQUITY - continued

Reserves

Pursuant to regulation in the PRC, the Company is required to transfer an annual amount to a future development fund at RMB6 per tonne of raw coal mined. The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

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

Pursuant to the relevant regulations from the Ministry of Finance, the Company is no longer required to set aside profit to the statutory common welfare fund effective from January 1, 2006 and the balance of statutory common welfare fund as at January 1, 2006 is transferred to statutory common reserve fund.

The Company has to set aside 10% of its profit for the statutory common reserve fund (except where the fund has reached 50% of the Company’s registered capital). The statutory common reserve fund can be used for the following purposes:

•	to make good losses in previous years; or

•

to convert into capital, provided such conversion is approved by a resolution at a shareholders’ general meeting and the balance of the statutory common reserve fund does not fall below 25% of the registered capital.

In accordance with the Company’s Articles of Association, the profit for the purpose of appropriation will be deemed to be the lesser of the amounts determined in accordance with (i) PRC accounting standards and regulations and (ii) IFRS or the accounting standards of the places in which its shares are listed.

The Company can also create a discretionary reserve in accordance with its Articles of Association or pursuant to resolutions which may be adopted at a meeting of shareholders.

The Company’s distributable reserve as at December 31, 2006 is the retained earnings computed under PRC GAAP which amounted to approximately RMB6,344,632,000 (At December 31, 2005: RMB5,844,289,000).

YANZHOU COAL MINING COMPANY LIMITED

35.	ACQUISITION OF SHANXI NENG HUA COMPANY LIMITED AND ITS SUBSIDIARIES

On August 18, 2006, the Company entered into an equity transfer agreement with the Parent Company and conditionally agreed to purchase the 98% equity interest in Shanxi Neng Hua from the Parent Company.

In November 2006, the acquisition was completed and the consideration of RMB733,346,000 was fully paid to the Parent Company. The net assets acquired were included in the coal mining segment.

This acquisition has been accounted for using the purchase method.

The net assets of Shanxi Group acquired, and the goodwill arising, are as follows:

	Acquiree’s carrying amount before combination	Fair value adjustments	Fair value
	RMB’000	RMB’000	RMB’000
Bank balances and cash	289,142		289,142
Bills and accounts receivable	10,950		10,950
Inventories	4,609		4,609
Prepayment for resources compensation fees	25,387		25,387
Prepayments and other currents assets	15,216		15,216
Property, plant and equipment	628,976		628,976
Mining rights	—	164,452	164,452
Deferred tax liability	(2,962)	(54,269)	(57,231)
Prepaid lease payments	11,378		11,378
Accounts payable	(12,126)		(12,126)
Other payables and accrued expenses	(75,436)		(75,436)
Bank borrowings	(380,000)		(380,000)

Total net assets acquired	515,134		625,317
Minority interests			(34,518)
Goodwill arising on acquisition			142,547

			733,346

Total consideration satisfied by:

Cash consideration paid on acquisition			733,346

Net cash outflow arising on acquisition:

Cash paid on acquisition			(733,346)
Bank balances and cash acquired			289,142

			(444,204)

Shanxi Group contributed RMB21,875,000 and RMB8,755,000 to the Group’s turnover and loss respectively, for the period between the date of acquisition and the balance sheet date.

If the acquisition had been completed on January 1, 2006, the Group’s revenue for the period would have been RMB12,961,204,000, and the Group’s profit for the period would have been RMB2,274,162,000. The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on January 1, 2006, nor is it intended to be a projection of future results.

The goodwill arising from the acquisition is attributable to the anticipated profitability and the anticipated future operating synergies from the combination.

YANZHOU COAL MINING COMPANY LIMITED

36.	ACQUISITION OF HEZE

The net assets of Heze acquired in 2005, and the goodwill arising, are as follows:

Carrying value and fair value
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

170,247

Heze did not contribute significantly to the Group’s turnover and profit for the year ended December 31, 2005.

If the acquisition had been completed on January 1, 2005, the Group’s revenue and the Group’s profit for the year ended December 31, 2005 would have been RMB12,447,025,000 and RMB2,864,866,000, respectively.

On November 16, 2004, the Company entered into an equity transfer agreement (“Acquisition Agreement”) with the Parent Company and conditionally agreed to purchase the 95.67% equity interest in Heze held by the Parent Company. As at December 31, 2004, a deposit of RMB574,000,000 was paid to the Parent Company.

On June 28, 2005, a supplemental agreement (the “Supplemental Agreement”) was entered into between the Company and the Parent Company. Under the Supplemental Agreement, the Parent Company provided an irrevocable undertaking that the Group shall have the right to purchase the mining rights of Zhaolou coal mine and Wanfu coal mine from the Parent Company within twelve months from the respective dates on which such mining rights are obtained by the Parent Company. In June 2006, the Parent Company has obtained the mining rights of Zhaolou coal mine. At December 31, 2006, the Company has not yet purchased the mining rights from the parent Company.

YANZHOU COAL MINING COMPANY LIMITED

37.	ACQUISITION OF SOUTHLAND

In December 2004, the Group acquired a 100% interest in Southland for a cash consideration of RMB187,312,000, of which RMB136,302,000 was paid upon acquisition and RMB51,010,000 (equivalent to AUD8,000,000) was payable upon the production of the initial 4 million tonnes of saleable coal by the Group in Southland. Pursuant to the agreements in relation to the acquisition, the Company has an obligation to acquire further coal mines and land adjacent to Southland at AUD4,000,000 when the sellers obtain the exploration license under the Mining Act of Australia for such coal mines. During 2005, the Group successfully obtained the exploration licences for the adjacent mines. Accordingly, consideration amounted to RMB23,644,000 (equivalent to AUD4,000,000) was paid upon the completion of registration process in 2006.

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

The amounts due to the Parent Company and its subsidiary companies as at December 31, 2006 included the present value of the outstanding balance that arose from the funding of the acquisition of the mining rights of Jining III as of January 1, 2001 discounted using the market rate of bank borrowings.

The consideration for the cost of the mining rights of approximately RMB132,479,000 is to be settled over the 10 years by equal instalments before December of each year, commencing from 2001.

	At December 31,
	2006	2005
Amounts due to Parent Company and its subsidiary companies	RMB’000	RMB’000
Within one year	982,347	508,254
More than one year, but not exceeding two years	8,181	8,689
More than two years, but not exceeding three years	7,704	8,181
More than three years, but no exceeding four years	7,253	7,704
More than four years, but not exceeding five years	—	7,253

Total	1,005,485	540,081
Less: amount due within one year	(982,347)	(508,254)

Amount due after one year	23,138	31,827

Except the amounts disclosed above, the amounts due to the Parent Company and/or its subsidiary companies have no specific terms of repayments.

YANZHOU COAL MINING COMPANY LIMITED

38.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

Related Party Transactions

During the years, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Year ended December 31,
	2006	2005	2004
	RMB’000	RMB’000	RMB’000
Income
Sales of coal	1,069,879	856,580	523,015
Sales of auxiliary materials	496,221	369,855	350,873
Utilities and facilities	—	29,000	29,000

Expenditure
Utilities and facilities	358,370	355,953	354,424
Annual fee for mining rights	12,980	12,980	12,980
Purchases of supply materials and equipment	458,329	341,935	303,549
Repair and maintenance services	246,841	197,624	222,949
Social welfare and support services	406,004	242,952	207,062
Technical support and training	20,000	15,130	15,130
Road transportation services	63,448	53,346	63,478
Construction services	306,658	—	160,342

Certain expenditure for social welfare and support services (excluding medical and child care expenses) of RMB165,900,000, RMB63,361,000 and RMB63,275,000 for the years ended December 31, 2006, 2005 and 2004, respectively, and for technical support and training of RMB20,000,000, RMB15,130,000 and RMB15,130,000, have been charged by the Parent Company at a negotiated amount per annum, subject to changes every year.

YANZHOU COAL MINING COMPANY LIMITED

38.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

During the year, the Company acquired Shanxi Neng Hua from the Parent Company. Details of this acquisition are set out in note 35.

During the year ended December 31, 2005, the Company acquired Heze from the Parent Company. Details of this acquisition are set out in note 36.

In addition to the above, the Company participates in a retirement benefit scheme of the Parent Company in respect of retirement benefits (note 40).

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

Material transactions with other state-controlled entities are as follows:

	Year ended December 31,
	2006	2005	2004
	RMB’000	RMB’000	RMB’000
Trade sales	4,600,606	3,855,545	4,466,519

Trade purchases	1,568,658	1,607,729	1,541,147

Material balances with other state-controlled entities are as follows:

	At December 31
	2006	2005
	RMB’000	RMB’000
Amounts due from other state-controlled entities	345,914	350,688

Amounts due to other state-controlled entities	301,117	270,559

In addition, the Group has entered into various transactions, including deposits placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

YANZHOU COAL MINING COMPANY LIMITED

38.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

Except as disclosed above, the directors are of the opinion that transactions with other state-controlled entities are not significant to the Group’s operations.

Compensation of key management personnel

The remuneration of directors and other members of key management was as follows:

	Year ended December 31,
	2006	2005	2004
	RMB’000	RMB’000	RMB’000
Directors’ fee	373	342	324
Salaries, allowance and other benefit in kind	2,710	1,503	1,029
Retirement benefit scheme contribution	1,030	678	463

	4,113	2,523	1,816

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

39.	COMMITMENTS

	At December 31,
	2006	2005
	RMB’000	RMB’000
Capital expenditure contracted for but not provided in the financial statements in respect of acquisition of property, plant and equipment	1,221,884	920,907
Capital expenditure authorized but not contracted for in respect of development of new coal mines	600,000	1,900,000

	1,821,884	2,820,907

In accordance with the regulations of the State Administration of Work Safety, the Group has a commitment to set aside RMB8 for each tonne of raw coal mined from May 1, 2004 which will be used for enhancement of safety production environment and improvement of facilities (“Work Safety Cost”). The unutilized Work Safety Cost at December 31, 2006 was RMB 30,208,000 (2005: RMB91,462,000).

During 2006, the Company entered into a co-operative agreement with two independent third parties, to establish a company for the operation of a coal mine to be acquired in Shaanxi province. In addition to the deposit referred to in note 28, the Company is committed to invest a further RMB99.8 million.

YANZHOU COAL MINING COMPANY LIMITED

40.	RETIREMENT BENEFITS

Qualifying employees of the Company are entitled to a pension, medical and other welfare benefits. The Company participates in a scheme of the Parent Company and pays a monthly contribution to the Parent Company in respect of retirement benefits at an agreed contribution rate based on the monthly basic salaries and wages of the qualified employees. The Parent Company is responsible for the payment of all retirement benefits to the retired employees of the Company.

The monthly contribution rate was set initially at 45% of the aggregate monthly basic salaries and wages of the Company’s employees, and was fixed until December 31, 2001. Upon expiration of the initial period, the Company and the Parent Company determined that the contribution rate should remain at 45% for the period from January 1, 2002 to December 31, 2006.

The amount of contributions paid to the Parent Company were RMB640,620,000, RMB522,650,000 and RMB408,462,000 for the years ended December 31, 2006, 2005, and 2004, respectively.

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

41.	HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the three years ended December 31, 2006, 2005 and 2004. Such expenses, amounting to RMB86,200,000, RMB37,200,000 and RMB37,200,000 for each of the three years ended December 31, 2006, 2005 and 2004 respectively, have been included as part of the social welfare and support services expenses summarized in note 38.

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

YANZHOU COAL MINING COMPANY LIMITED

42.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of bank balances and cash, term deposits, restricted cash, other loans receivable, other payables, amounts due to Parent Company and its subsidiary companies and bank borrowings approximate their fair value because of the short maturity of these amounts or because they are stated at present value discounted using market rates. In addition, the carrying amount of bank borrowing approximates its fair value as the interest rate approximates the market rate.

43.	CONCENTRATION OF CREDIT RISK

The Group maintains its cash and cash equivalents with reputable banks in the PRC. Therefore, the directors consider that the credit risk for such is minimal.

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

For the years ended December 31, 2006, 2005 and 2004, net sales to the Group’s five largest domestic customers accounted for approximately 22.1%, 20.0% and 15.3%, respectively, of the Group’s total net sales. Net sales to the Group’s largest domestic customer accounted for 10.2%, 13.4% and 9.2% of the Group’s net sales for the years ended December 31, 2006, 2005 and 2004, respectively. The Group’s largest domestic customer was the Huadian Power International Corporation Limited (“Huadian”) for the years ended December 31, 2006, 2005 and 2004.

Details of the amounts receivable from the five customers with the largest receivable balances at December 31, 2006 and 2005 are as follows:

	Percentage of accounts receivable At December 31,
	2006	2005
Five largest receivable balances	72%	66%

As at 31 December 2006, the Group has exposure to credit risk in the event of the counterparties failure to perform their obligation in relation to the Default Loan (note 20). In order to minimize the credit risk, the management of the Group has monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of other loan receivables at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group’s credit risk is significantly reduced.

44.	SUBSEQUENT EVENTS

On January 11, 2007, the Company acquired the remaining 2% of the equity interest in Shanxi Neng Hua at a cash consideration of RMB14,966,000. The acquisition was completed on January 23, 2007.

YANZHOU COAL MINING COMPANY LIMITED

On March 16, 2007, the People’s Republic of China promulgated Law of the People’s Republic of China on Enterprise Income Tax (“New Law”) by Order No. 63 of the President of the People’s Republic of China, which will be effective from January 1, 2008. The Company and its subsidiaries will then measure and pay Enterprise Income Tax pursuant to the New Law. This may result in a decrease of the December 31, 2006 deferred tax liability of approximately RMB69 million.

45.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENT PREPARED UNDER IFRS AND THOSE UNDER PRC GAAP

The consolidated financial statements prepared under IFRS and those prepared under PRC GAAP have the following major differences:

(i)	adjustment of future development fund, which is charged to income before income taxes under PRC GAAP, to shareholders’ equity;

(ii)	reversal of the Work Safety Cost provided but not yet utilizing for the enhancement of safety production environment and facilities (see note 39), which is charged as expenses when provided under PRC GAAP;

(iii)	depreciation provided for plant and equipment acquired by utilizing Work Safety Cost, which is charged as expenses in all once provided as Work Safety Cost under PRC GAAP;

(iv)	negative goodwill arising under IFRS for the acquisition of Jining III was recognized as income in the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets prior to January 1, 2005. No negative goodwill is recognized under PRC GAAP;

(v)	the installments payable to the Parent Company for the acquisition of Jining III have been stated at present value discounted using market rates under IFRS while under PRC GAAP, the installments payable are stated at gross amounts. Accordingly, deemed interest expense arises on the installments payable to the Parent Company under IFRS and no such interest expenses are recognized under PRC GAAP;

(vi)	write off pre-operating expenses capitalized in a subsidiary of the Company as a long-term asset under PRC GAAP;

(vii)	reversal of amortization of goodwill under PRC GAAP, which is not amortized but instead tested for impairment at least annually under IFRS from January 1, 2005 onwards;

(viii)	recognition of a deferred tax asset/liability under IFRS for the tax consequence of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities; and

(ix)	reversal of fair value change in available-for-sales investment, which is not taken up under PRC GAAP.

YANZHOU COAL MINING COMPANY LIMITED

45.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENT PREPARED UNDER IFRS AND THOSE UNDER PRC GAAP - continued

The following table summarizes the differences between consolidated financial statement prepared under IFRS and those under PRC GAAP:

	Net income attributable to the equity holders of the Company for the year ended December 31,			Net assets attributable to equity holders of the Company as at December 31,
	2006	2005	2004	2006	2005
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As per consolidated financial statements prepared under IFRS	2,372,985	2,881,461	3,154,317	18,931,779	17,618,577
Impact of IFRS adjustments in respect of: - transfer to future development fund which is charged to income before income taxes under PRC GAAP	(390,907)	(381,208)	(331,548)	(447,372)	(269,945)
- reversal of Work Safety Cost	(209,555)	(238,600)	(204,668)	(652,823)	(443,268)
- release of negative goodwill to income	—	—	(27,620)	(138,101)	(138,101)
- deemed interest expenses	3,171	3,858	4,550	116,391	113,220
- (Reversal) write-off of pre-operating expenses of subsidiaries	(80,051)	121,801	—	46,860	121,801
- reversal of goodwill amortization	(16,007)	(15,006)	—	(31,013)	(15,006)
- deferred tax effect on temporary differences not recognized under PRC GAAP	69,021	123,175	111,976	226,507	146,279
- fair value change of available-for-sales investment	—	—	—	(33,961)	—
- others	684	—	778	8,754	8,070

As per consolidated financial statements prepared under PRC GAAP	1,749,341	2,495,481	2,707,785	18,027,021	17,141,627

Note:	There are also differences in other items in the consolidated financial statements due to differences in classification between IFRS and PRC GAAP.

YANZHOU COAL MINING COMPANY LIMITED

46.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENT PREPARED UNDER IFRS AND THOSE UNDER US GAAP

The consolidated financial statements are prepared in accordance with IFRS, which differ in certain significant respects from consolidated financial statement prepared under US GAAP. The significant differences relate principally to the accounting for the acquisitions of Jining II, Jining III and Railway Assets, the cost bases of property, plant and equipment and land use rights and related adjustments to deferred taxation.

Under IFRS, the acquisitions of Jining II, Jining III, the Railway Assets, Heze and Shanxi Group have been accounted for using the purchase method which accounts for the assets and liabilities of Jining II, Jining III , the Railway Assets, Heze and Shanxi Group at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill. Prior to January 1, 2005, such goodwill was amortized over a period of ten to twenty years. Subsequent to January 1, 2005, such goodwill is tested for impairment at least annually. Prior to January 1, 2005, any excess of the fair value of the net assets acquired over the purchase consideration is recorded as negative goodwill, which was presented as a deduction from the assets of the Group in the consolidated balance sheet. Such negative goodwill was released to the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets. The carrying amount of negative goodwill has been de-recognized and adjusted to the opening retained earnings at January 1, 2005.

Under US GAAP, as the Group, Jining II, Jining III, the Railway Assets, Heze and Shanxi Group are entities under the common control of the Parent Company, the assets and liabilities of Jining II, Jining III, the Railway Assets, Heze and Shanxi Group are required to be included in the consolidated balance sheet of the Group at historical cost. The difference between the historical cost of the assets and liabilities of Jining II, Jining III, the Railway Assets, Heze and Shanxi Group acquired and the purchase price paid is recorded as an adjustment to shareholders’ equity.

In applying the pooling of interest method, the financial statement items of the combining enterprises for the period in which the combination occurs and for any comparative periods disclosed should be included in the financial statements of the combined enterprises as if they had been combined from the beginning of the earliest period presented. The effect of accounting for the acquisition of Shanxi Group using the pooling of interest method on the net income under US GAAP for the year ended December 31, 2005 and 2004 is as follows:

	Year ended December 31,
	2005	2004
	RMB’000	RMB’000
Net income
As previously reported	2,994,711	3,263,892
Pooling of interest adjustment
Net loss from Shanxi	(3,592)	—

As restated	2,991,119	3,263,892

Under IFRS, the mining rights of Jining III and Shanxi Group are stated at purchase consideration less amortization. Mining rights are amortized on a straight line basis over twenty years and twenty-seven years, respectively, being the useful lives estimated based on the total proven and probable reserves of the coal mine. Under US GAAP, as both the Group and Jining III are entities under the common control of the Parent Company, the mining rights have to be restated at nil cost and no amortization on mining rights will be recognized. However, a deferred tax asset relating to the capitalization of mining rights is required to be recognized under US GAAP as a higher tax base resulting from the capitalization is utilized for PRC tax purposes.

YANZHOU COAL MINING COMPANY LIMITED

46.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENT PREPARED UNDER IFRS AND THOSE UNDER US GAAP - continued

Under IFRS, property, plant and equipment and prepaid lease payments have been stated based on their respective fair values at the date of acquisition even for cases involving transaction between entities under common control. The fair value amount becomes the new cost bases of the assets of the Company formed from the reorganization and depreciation is based on such new bases. Under US GAAP, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. Accordingly, property, plant and equipment and prepaid lease payments are restated at the historical cost and no additional depreciation on the fair value amounts will be recognized under US GAAP. However, a deferred tax asset relating to the difference in cost bases between the fair value at the date of acquisition and historical cost is required to be recognized under US GAAP and the tax bases of the assets are the fair value amount at the date of acquisition.

Under IFRS, the acquisition of Yanmei Shipping has been accounted for using purchase method which accounted for the assets and liabilities of Yanmei Shipping at their fair value at the date of acquisition. The excess of the purchase consideration over the value of the net assets acquired is capitalized as goodwill and was, prior to January 1, 2007, amortized over a period of ten years prior to January 1, 2005. No further difference in this treatment of goodwill are identified from January 1, 2005 onwards. Under US GAAP, goodwill is not amortized but instead tested for impairment at least annually starting from the initial recognition of goodwill in 2003, when Yanmei Shipping was acquired by the Company.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Group completes a two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

The cost of mining structure is depreciated using the unit of production method based on the estimated production volume for proven and probable reserves, of which the structure was designed.

YANZHOU COAL MINING COMPANY LIMITED

46.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENT PREPARED UNDER IFRS AND THOSE UNDER US GAAP - continued

The adjustments necessary to restate net income and shareholders’ equity in accordance with US GAAP are shown in the tables set out below.

	Year ended December 31,
	2006		2005		2004
	RMB’000		RMB’000		RMB’000
Income attributable to the equity holders of the Company as reported under IFRS		2,372,985		2,881,461		3,154,317

US GAAP adjustments:

Additional depreciation charged on fair value of property, plant and equipment and prepaid lease payments		187,859		187,885		187,418
Additional deferred tax charge due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and prepaid lease payments and capitalization of mining rights, net of minority interest		(64,311)		(64,188)		(64,034)
Amortization of negative goodwill on acquisition of Jining III		—		—		(27,620)
Amortization of mining rights of Jining III		6,624		6,624		6,624
Amortization of mining rights of Shanxi Group, net of minority interest		402		—		—
Amortization of goodwill arising on acquisition of Jining II		—		—		777
Amortization of goodwill arising on acquisition of the Railway Assets		—		—		13,880
Amortization of goodwill arising on acquisition of Yanmei Shipping		—		—		1,116
Loss of Heze included in the Group using the pooling of interest method		—		(17,071)		(8,586)
Loss of Shanxi Group included in the Group using the pooling of interest method		(97,806)		(3,592)		—

Income under US GAAP		2,405,753		2,991,119		3,263,892

Earnings per share under US GAAP, Basic and diluted	RMB	0.49	RMB	0.61	RMB	0.69

Earnings per ADS under US GAAP Basic and diluted	RMB	24.46	RMB	30.41	RMB	34.40

YANZHOU COAL MINING COMPANY LIMITED

46.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENT PREPARED UNDER IFRS AND THOSE UNDER US GAAP - continued

	At December 31,
	2006	2005
	RMB’000	RMB’000
Equity attributable to the equity holders of the Company as reported under IFRS	18,931,779	17,618,577

US GAAP adjustments:

Difference in cost bases of property, plant and equipment and prepaid lease payments	(2,561,032)	(2,561,032)
Additional depreciation/amortization charged on fair valued property, plant and equipment and prepaid lease payments	1,688,682	1,500,823
Additional deferred tax asset due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and prepaid lease payments	287,876	349,869
Goodwill arising on acquisition of Jining II	(10,106)	(10,106)
Mining rights of Jining III	(92,735)	(99,359)
Additional deferred tax asset due to a higher tax base resulting from capitalization of mining rights	30,602	32,788
Difference in cost bases of mining rights of Shanxi Group, net of minority interest	(130,640)	—
Additional deferred tax due to a higher tax base resulting from capitalization of mining rights of Shanxi Group, net of minority interest	43,112	—
Goodwill arising on acquisition of Railway Assets	(97,240)	(97,240)
Goodwill arising on acquisition of Heze	(35,645)	(35,645)
Amortization of goodwill on acquisition of Yanmei Shipping	1,116	1,116
Net assets of Shanxi Neng Hua incorporated under pooling of interest
- current assets	—	252,476
- property, plant and equipment, net	—	426,798
- prepaid lease payments	—	1,366
- current liabilities	—	(60,895)
- non-current liabilities	—	(3,456)
- minority interests	—	(17,423)

	—	598,866

Consideration payable on acquisition of Shanxi	—	(733,346)
Goodwill arising on acquisition of Shanxi Group	(142,547)	—

Shareholders’ equity under US GAAP	17,913,222	16,565,311

YANZHOU COAL MINING COMPANY LIMITED

46.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENT PREPARED UNDER IFRS AND THOSE UNDER US GAAP - continued

A reconciliation of certain significant financial statement line items to the approximate amounts determined under US GAAP is as follows:

	At December 31,
	2006	2005
	RMB’000	RMB’000
Total current assets
As reported under IFRS	9,871,911	10,951,151
US GAAP adjustments:
Net assets of Shanxi Group incorporated under pooling of interest
- current assets	—	252,476
Consideration payable on acquisition of Shanxi Group	—	(733,346)

As adjusted under US GAAP	9,871,911	10,470,281

Mining rights
As reported under IFRS	307,909	153,265
US GAAP adjustment:
Mining rights of Jining III	(92,735)	(99,359)
Mining rights of Shanxi Group	(163,948)	—

As adjusted under US GAAP	51,226	53,906

Prepaid lease payments
As reported under IFRS
- Current portion	13,746	13,465
- Non-current portion	578,988	579,773

	592,734	593,238
US GAAP adjustments:
Difference in cost bases of land use rights	(550,634)	(550,634)
Additional depreciation charged on land use rights	75,274	64,261
Net assets of Shanxi Group incorporated under pooling of interest
- prepaid lease payments	—	1,366

As adjusted under US GAAP	117,374	108,231

Analysis as:
Current	13,746	13,465
Non-current	103,628	94,766

	117,374	108,231

YANZHOU COAL MINING COMPANY LIMITED

46.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENT PREPARED UNDER IFRS AND THOSE UNDER US GAAP - continued

	At December 31,
	2006	2005
	RMB’000	RMB’000
Property, plant and equipment
As reported under IFRS	12,139,939	9,318,486
US GAAP adjustments:
Difference in cost bases of property, plant and equipment	(2,010,398)	(2,010,398)
Additional depreciation charged on property, plant and equipment	1,613,408	1,436,562
Net assets of Shanxi Group incorporated under pooling of interests
- property, plant and equipment	—	426,798

As adjusted under US GAAP	11,742,949	9,171,448

Goodwill
As reported under IFRS	295,584	153,037
US GAAP adjustments:
Goodwill arising on contingent payment for acquisition of Railway Assets, net	(97,240)	(97,240)
Goodwill arising on acquisition of Jining II, net	(10,106)	(10,106)
Goodwill arising on acquisition of Heze	(35,645)	(35,645)
Goodwill arising on acquisition of Shanxi Group	(142,547)	—
Amortization arising on acquisition of Yanmei Shipping	1,116	1,116

As adjusted under US GAAP	11,162	11,162

Deferred tax assets/(liabilities)
As reported under IFRS	(283,823)	(146,279)
US GAAP adjustments:
Additional deferred tax asset attributable to differences in cost bases of property, plant and equipment	131,007	189,366
Additional deferred tax asset attributable to differences in cost bases of land use rights	156,869	160,503
Additional deferred tax asset attributable to capitalization of mining rights	30,602	32,788
Additional deferred tax asset attributable to capitalization of mining rights of Shanxi Group	54,103	—

As adjusted under US GAAP	88,758	236,378

YANZHOU COAL MINING COMPANY LIMITED

46.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENT PREPARED UNDER IFRS AND THOSE UNDER US GAAP - continued

	At December 31,
	2006	2005
	RMB’000	RMB’000
Current liabilities
As reported under IFRS	3,828,048	3,429,030
US GAAP adjustment:
Current liabilities of Shanxi Group incorporated under pooling of interest	—	60,895

As adjusted under US GAAP	3,828,048	3,489,925

Non-current liabilities
As reported under IFRS	353,138	31,827
US GAAP adjustment:
Non-current liabilities of Shanxi Group incorporated under pooling of interest	—	3,456

As adjusted under US GAAP	353,138	35,283

Minority interest
As reported under IFRS	61,961	28,731
US GAAP adjustment:
Minority interest of capitalization of mining rights of Shanxi Group	(22,317)	—
Net assets of Shanxi Group incorporated under pooling of interest	—	17,423

As adjusted under US GAAP	39,644	46,154

	Year ended December 31,
	2006	2005	2004
	RMB’000	RMB’000	RMB’000
Cost of sales and service provided
As reported under IFRS	6,190,069	5,288,588	4,551,703
US GAAP adjustments:
Additional depreciation charged on property, plant and equipment	(165,103)	(165,677)	(164,169)
Amortization of mining rights of Jining III	(6,624)	(6,624)	(6,624)
Amortization of mining rights of Shanxi Group	(504)	—	—

As adjusted under US GAAP	6,017,838	5,116,287	4,380,910

YANZHOU COAL MINING COMPANY LIMITED

46.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENT PREPARED UNDER IFRS AND THOSE UNDER US GAAP - continued

	Year ended December 31,
	2006	2005	2004
	RMB’000	RMB’000	RMB’000
Selling, general and administrative expenses
As reported under IFRS	2,230,142	1,918,788	1,479,863
US GAAP adjustments:
Additional depreciation charged on:
- property, plant and equipment	(11,653)	(11,105)	(12,236)
- land use rights	(11,103)	(11,103)	(11,013)
Amortization of goodwill arising on acquisition of Railway Assets	—	—	(13,880)
Amortization of goodwill arising on acquisition of Jining II	—	—	(777)
Amortization of goodwill arising on acquisition of Yanmei Shipping	—	—	(1,116)
Loss of Heze included in the Group using the pooling of interest method	—	17,071	8,586
Loss of Shanxi Group included in the Group using the pooling of interest method	92,745	3,592	—

As adjusted under US GAAP	2,300,131	1,917,243	1,449,427

Other operating income
As reported under IFRS	165,837	135,038	165,732
US GAAP adjustments:
Amortization of negative goodwill on acquisition of Jining III	—	—	(27,620)
Reclassification of interest income from bank deposits and investments in securities to other income	(94,372)	(91,715)	(92,711)
Reclassification of dividend income to other income	(6,311)	(4,465)	(4,465)

As adjusted under US GAAP	65,154	38,858	40,936

Interest expenses
As reported under IFRS	26,349	24,611	35,942
US GAAP adjustments:
Loss of Shanxi Group included in the Group using the pooling of interest method	5,061	—	—

As adjusted under US GAAP	31,410	24,611	35,942

YANZHOU COAL MINING COMPANY LIMITED

46.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENT

PREPARED UNDER IFRS AND THOSE UNDER US GAAP - continued

	Year ended December 31,
	2006	2005	2004
	RMB’000	RMB’000	RMB’000
Other income
As reported under IFRS	—	—	—
US GAAP adjustment:
Reclassification of interest income from bank deposits and investments in securities to other income	94,372	91,715	92,711
Reclassification of dividend income to other income	6,311	4,465	4,465

As adjusted under US GAAP	100,683	96,180	97,176

Income taxes
As reported under IFRS	1,354,656	1,538,036	1,518,762
US GAAP adjustments:
Additional deferred tax charges attributable to differences in cost bases of property, plant and equipment and prepaid lease payments	61,992	62,002	61,848
Additional deferred tax charges attributable to capitalization of mining rights	2,186	2,186	2,186
Additional deferred tax charges attributable to capitalization of Shanxi Group	166	—	—

As adjusted under US GAAP	1,419,000	1,602,224	1,582,796

Minority interest
As reported under IFRS	1,017	(476)	(253)
US GAAP adjustments:
Amortization of mining rights of Shanxi Group	(102)	—	—
Additional deferred tax charges attributable to capitalization of Shanxi Group	33	—	—

As adjusted under US GAAP	948	(476)	(253)

YANZHOU COAL MINING COMPANY LIMITED

46.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENT PREPARED UNDER IFRS AND THOSE UNDER US GAAP – continued

The following US GAAP condensed consolidated balance sheets and statements of income have been derived from the financial statements prepared in accordance with IFRS and reflect the adjustments and reclassifications presented above to conform to US GAAP.

CONSOLIDATED BALANCE SHEETS

	At December 31,
	2006	2005
	RMB’000	RMB’000
Assets
Current assets	9,871,911	10,470,281

Mining rights	51,226	53,906
Prepaid lease payments	103,628	94,766
Property, plant and equipment	11,742,949	9,171,448
Goodwill	11,162	11,162
Deferred tax assets	88,758	236,378
Other non-current assets	264,418	98,732

	22,134,052	20,136,673

Liabilities and shareholders’ equity
Current liabilities	3,828,048	3,489,925
Non-current liabilities	353,138	35,283
Shareholders’ equity	17,913,222	16,565,311
Minority interest	39,644	46,154

	22,134,052	20,136,673

	Year ended December 31,
	2006	2005	2004
	RMB’000	RMB’000	RMB’000
Gross sales of coal	12,783,567	12,283,588	11,757,052
Railway transportation service income	160,399	163,437	220,771
Transportation costs of coal	(936,619)	(930,103)	(1,402,715)
Cost of sales and service provided	(6,017,838)	(5,116,287)	(4,380,910)
Selling, general and administrative expenses	(2,300,131)	(1,917,243)	(1,449,427)
Other operating income	65,154	38,858	40,936
Interest expenses	(31,410)	(24,611)	(35,942)
Other income	100,683	96,180	97,176

Income before income taxes	3,823,805	4,593,819	4,846,941
Income taxes	(1,419,000)	(1,602,224)	(1,582,796)

Income before minority interest	2,404,805	2,991,595	3,264,145
Minority interest	948	(476)	(253)

Net income	2,405,753	2,991,119	3,263,892

YANZHOU COAL MINING COMPANY LIMITED

46.	SUMMARY OF DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENT PREPARED UNDER IFRS AND THOSE UNDER US GAAP - continued

Details of effect of recent accounting pronouncements in the US GAAP are as follows:

In February 2006, the Financial Accounting Standards Board (“FASB”) issued FASB No. 155, (“SFAS 155”), “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140”. This statement is effective for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company will adopt SFAS 155 in the first quarter of 2007. The Company has not determined the impact, if any, of SFAS 155 on its financial position, results of operations and cash flows.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income tax positions in FASB Statement No. 109, ‘“Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 in the first quarter of 2007. The Company has not determined the impact, if any, of FIN 48 on its financial position, results of operations and cash flows.

In September 2006 the FASB issued FASB Statement No. 157, (“SFAS 157”), “Fair Value Measurement”. SFAS 157 addresses standardizing the measurement of fair value for companies who are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date”. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact, if any, of SFAS 157 on its financial position, results of operations and cash flows.

In September 2006, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No.108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, of SFAS 159 on its financial position, results of operations and cash flows.