Form 20-F/A
period 2006-12-31
YANZHOU COAL MINING CO LTD
filed 2007-11-19
CIK 1048098

As filed with Securities and Exchange Commission on November 19, 2007

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.     Yes  ☐    No  ☐

Explanatory Note

This Amendment to the Annual Report on Form 20-F for the year ended December 31, 2006, as filed with the U.S. Securities and Exchange Commission (the SEC) on June 29, 2007 (the Original Form 20-F), amends pages 34, 35, 36, 37, 38, and 91 of the Original 20-F to add certain supplemental information on those pages and amends a limited number of other pages to correct clerical or typographical errors. No other information included in the Original 20-F is amended hereby. For presentation purposes only, this Report restates in its entirety the Original 20-F. Except as otherwise stated in this Report, all information presented in this Report, including forward looking statements, is as at June 29, 2007 and has not been updated for events subsequent to the date of the original filing. Certain disclosures are expressly presented as of an earlier date in accordance with disclosure requirements applicable to Form 20-F.

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

The locations of the six domestic coal mines of the Company in Shandong Province and the connection of the railway system are shown on the map below:

The location of Austar Coal Mine is shown on the map below:

The location of Tianchi Coal Mine is shown on the map below:

Our coal mines are all underground coal mines.

The following table sets out detailed information for each of our six mines in the southwestern part of Shandong Province:

	Nantun	Xinglong Zhuang	Baodian	Dongtan	Jining II		Jining III	Total
Background data:
Start of construction	1966	1975	1977	1979	1989		1993	N/A
Start of commercial production	1973	1981	1986	1989	1997		2000	N/A
Coalfield area (square kilometers)	35.2	59.81	36.4	60.0	87.1		105.1	383.61
Reserve data:(1) (millions tonnes as of December 31, 2006)
Total in-place proven and probable reserves(2)(3)	129.38	348.68	305.33	479.16	425.68		244.40	1932.63
Mining recovery rate (%)	79.76	79.61	79.39	84.15	79.42		80.80	N/A
Wash plant recovery rate (%)	94.93	95.03	92.10	85.49	90.81		93.58	N/A
Depth of mine (meters underground)	397.0	429.2	474.7	710.0	593.0		556.0	N/A
Average thickness of main coal seam (meters)	8.60	8.29	8.88	8.41	6.78		6.20	N/A
Type of coal	Steam	Steam	Steam	Steam	Steam		Steam	N/A
Leased/Owned	Owned	Owned	Owned	Owned	Owned		Owned	N/A
Assigned/Unassigned(4)	Assigned	Assigned	Assigned	Assigned	Assigned		Assigned	N /A
Average calorific value (Kcal/kg)	5,617	5,907	5,924	5,811	5,560		5,646	N/A
Sulphur content (%)	0.63	0.46	0.52	0.55	0.53		0.53	N/A
Production data: (million tonnes)
Designed raw coal production capacity	2.4	3.0	3.0	4.0	4.0		5.0	21.4
Designed coal preparation input capacity	1.8	3.0	3.0	4.0	3.0		5.0	19.8
Raw coal production
1994	2.9	3.9	3.3	3.5	—		—	13.6
1995	3.6	3.8	3.6	3.8	0.2	(5)	—	15.0
1996	4.0	4.0	4.1	4.9	0.4	(5)	—	17.4
1997	3.9	4.1	4.0	4.9	0.8	(5)	—	17.7
1998	4.2	5.0	4.3	5.4	1.8		—	20.7
1999	4.0	6.1	4.7	6.1	3.2		—	24.1
2000	4.5	6.2	5.3	6.7	4.8		—	27.5
2001	4.9	6.6	6.2	7.1	4.1		5.1	34.0
2002	3.6	7.1	6.4	8.1	5.2		8.0	38.4
2003	4.7	7.0	7.3	8.2	6.0		10.1	43.3
2004	4.1	7.4	7.0	8.5	4.9		7.3	39.2
2005	4.0	6.6	5.0	7.5	4.5		7.0	34.6
2006	3.9	7.2	5.6	8.0	4.0		6.8	35.5
Cumulative raw coal production as of December 31, 2006	52.3	75.0	66.8	82.7	39.9		44.3	361.0

(1)	The reserve data including (i) total in-place proven and probable reserves, (ii) mining and wash plant recovery rates; (iii) depth of mine; and (iv) average thickness of main coal seam is based on the relevant information from the report of independent mining consultants and/or the operating data derived from our record. Total in-place proven and probable reserves is reported after deduction of actual production volume and non-accessible reserves up to December 31, 2006. Non-accessible reserves is defined as the portion of identified resources estimated to be not accessible by application of one or more accessibility factors within an area. The report of the independent mining consultants for Nantun, Xinglong Zhuang, Baodian, Dongtan and Jining II was prepared by International Mining Consultants Limited, Nottinghamshire, United Kingdom (“IMC”) on February 16, 1998, and the Report for Jining III was prepared by SRK Consulting in August 2000.
(2)	In-place reserves refers to coal in-situ prior to the deduction of pillars of support, barriers or constraints for longwall mining.
(3)	Please refer to the individual description of each mine for relevant mining methods used.
(4)	“Assigned” reserves refers to coal which has been committed to a particular mining complex (mine shafts, mining equipment, and plant facilities), and all coal which has been leased by the company to others. “Unassigned” reserves refers to coal which has not been committed, and which would require new mineshafts, mining equipment, or plant facilities before operations could begin on the property.
(5)	Produced during trial production period.

Nantun Coal Mine. Nantun is located in the southern portion of our coalfield. Nantun began its commercial production in 1973 with original designed annual output of 1.5 million tonnes of coal. In 1993, the designed annual output for Nantun was increased to 2.4 million tonnes after the completion of a renovation project. The main coal seam of Nantun is divided into two leaves. The thickness of the upper leaf averages 5.35 meters and the thickness of the lower leaf averages 3.21 meters. As of December 31, 2006, the total in-place proven and probable reserves on the main coal layer were approximately 129.4 million tonnes. We generally use the longwall caving mining method to extract coal from the upper layer of the coal seam and use mechanized longwall faces to mine the lower layer of the coal seam. Currently, Nantun produces coal from three longwall faces.

The Nantun coal preparation plant produces mainly No. 2 and No. 3 Clean Coal and employs only jig machines. Most of the equipment used in the Nantun coal preparation plant was manufactured in the PRC.

Xinglongzhuang Coal Mine. Xinglongzhuang is located in the northern portion of our coalfield. The main coal seam of Xinglongzhuang is concentrated in one leaf with an average thickness of 8.29 meters. As of December 31, 2006, the total in-place proven and probable reserves on the main coal layer were approximately 348.7 million tonnes. We principally use longwall caving mining method to extract coal from the coal seam of Xinglongzhuang Coal Mine. Currently, Xinglongzhuang operates three longwall faces.

The Xinglongzhuang coal preparation plant produces mainly No. 1, No. 2 and No. 3 Clean Coal. The Xinglongzhuang coal preparation plant’s principal equipment, including the jig machines, sink-and-float separation machines and floating separation machines, was imported.

Baodian Coal Mine. Baodian is located in the central western portion of our coalfield. Certain sections of the main coal seam of Baodian are concentrated in one leaf, with an average thickness of 8.81 meters, and the remaining sections are divided into two leaves with average thickness of 5.74 meters for the upper leaf and 3.38 meters for the lower leaf. As of December 31, 2006, the total in-place proven and probable reserves on the main coal layer were approximately 305.3 million tonnes. We generally use the longwall caving mining method to extract coal from the upper layer of the coal seam and use mechanized longwall faces to mine the lower layer of the coal seam. Currently, Baodian Coal Mine produces coal from one longwall faces.

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

Dongtan Coal Mine. Dongtan is located in the central eastern portion of our coalfield. Certain sections of the main coal seam of Dongtan are concentrated in one leaf, with an average thickness of 8.41 meters, and the remaining sections are divided into two leaves, with average thickness of 5.38 meters for the upper leaf and 3.22 meters for the lower leaf. As of December 31, 2006, the total in-place proven and probable reserves on the main coal layer were approximately 479.2 million tonnes. We generally use the longwall caving mining method to extract coal from the concentrated leaf and the upper leaf of the divided sections of the main coal seam. Currently, Dongtan Coal Mine produces coal from two longwall faces.

Most of the equipment used in the Dongtan coal preparation plant, including the jig machines, the sink-and-float separation machines and the floating separation machines, was manufactured in the PRC. The principal product of the Dongtan coal preparation plant is No. 2 and No. 3 Clean Coal.

Jining II Coal Mine. Jining II is located in the northern portion of the Jining coalfield.

Certain sections of the main coal seam of Jining II are concentrated in one leaf, with an average thickness of 6.78 meters, and the remaining sections are divided into two leaves, with an average thickness of 2.1 meters for the upper leaf and an average thickness of 4.68 meters for the lower leaf. Currently, Jining II operates three longwall faces. As of December 31, 2006, the total in-place proven and probable reserves on the main coal layer were approximately 425.7 million tonnes. We use mainly the longwall caving mining method to extract coal from the upper layer of the coal seam and use mechanized longwall faces to mine the lower layer of the coal seam. Currently, Jining II Coal Mine produces coal from three longwall faces.

The main equipment used in Jining II is jig machines, most of which are manufactured in the PRC. The principal product of the Jining II coal preparation plant is No. 2 and No. 3 Clean Coal.

Jining III Coal Mine. Jining III is located in the southern portion of the Jining coalfield and covers an area of 110.0 square kilometers. Jining III commenced commercial production on December 28, 2000, having a designed annual raw coal production capacity of five million tonnes. The average thickness of the main coal seam of Jining III is 6.2 meters. As of December 31, 2006, the total in-place proven and probable reserves on the main coal layer were approximately 244.4 million tonnes. Currently, Jining II Coal Mine operates three longwall faces.

The main equipment used in Jining III is jig machines, which are imported from Germany. The principal product of the Jining III coal preparation plant is No. 2 and No. 3 Clean Coal.

The following table sets out detailed information for our Austar, Tianchi and Zhaolou Coal Mines:

	Austar	Tianchi	Zhaolou	Total
Background data:
Start of construction(1)	1998	2004	2004	N/A
Start of commercial production(1)(2)	2000	2006	Under development	N/A
Coalfield area (square kilometers)	63.0	20.0	143.36	228.0
Reserve data:(3) (millions tonnes as of December 31, 2006)
Recoverable reserves(4)(5)	39.41	30.08	106	175.49
Depth of mine (meters underground)	300	225	905	N/A
Average thickness of main coal seam (meters)	5.30	4.56	8.02	N/A
Type of coal	Metallurgical	Steam	Steam and metallurgical	N/A
Leased/ Owned	Owned	Owned	Owned	N/A
Assigned/Unassigned(6)(7)	Assigned	Assigned	N/A	N/A
Average calorific value (Kcal/kg)	7,900	6,307	6,937	N/A
Sulphur content (%)	1.1	1.45	0.53	N/A
Production data: (million tonnes)
Designed raw coal production capacity	2.0	1.2	3.0	5.2
Designed coal preparation input capacity	2.0	—	—	2.0
Raw coal production
2006	0.4	0.1	—	0.5
Cumulative raw coal production as of December 31, 2006	0.4	0.1	—	0.5

(1)	With respect to Tianchi Coal Mine, “start of construction” refers to “the redevelopment and expansion”; “start of commercial production” refers to “commencement of production after completion of redevelopment and expansion”.
(2)	Austar Coal Mine was shut down in 2004 as the result of a fire. We acquired Austar Coal Mine in 2004, and implemented a production expansion and technology upgrade in 2005. Austar Coal Mine resumed partial operation in 2006.
(3)	The reserve data (except for Austar Coal Mine) including (i) recoverable reserves; (ii) depth of mine; and (iii) average thickness of main coal seam is based on the relevant information from the report of independent mining consultants and/or the operating data derived from our record. Recoverable reserves is reported after deduction of actual production volume and non-accessible reserves up to December 31, 2006. Non-accessible reserves is defined as the portion of identified resources estimated to be not accessible by application of one or more accessibility factors within an area. The report of the independent mining consultant for Tianchi Coal Mine and Zhaoulou Coal Mine was prepared by Minarco Asia Pacific Pty Limited in May 2006, which is attached hereto as Exhibit 14.1 to this Annual Report.
(4)	Recoverable reserves refers to the amount of proven and probable reserves that can be recovered after taking into account all mining and preparation losses that occur during the processing of coal after it is mined.
(5)	Please refer to the individual description of each mine for relevant mining methods used.
(6)	“Assigned” reserves refers to coal which has been committed to a particular mining complex (mine shafts, mining equipment, and plant facilities), and all coal which has been leased by the company to others. “Unassigned” reserves refers to coal which has not been committed, and which would require new mineshafts, mining equipment, or plant facilities before operations could begin on the property.
(7)	We have not obtained the mining rights of Zhaolou Coal Mine as of December 31, 2006.

Austar Coal Mine. Austar Coal Mine is an underground mine located in Hunter Valley, New South Wales, Australia and accessible by railway. Austar Coal Mine covers an area of 63.0 square kilometers.

Austar Coal Mine was constructed in 1998 and commenced commercial production in 2000. Austar Coal Mine was formerly owned and operated by Southland Coal Pty Limited. In December 2003, an underground fire occurred at Austar Coal Mine. The mine was shut down in January 2004. In 2004, we acquired the entire interest in the Austar Coal Mine for approximately AUD 32 million from independent third parties including Southland Coal Pty Limited and completed the transfer on December 24, 2004. We have also established two wholly-owned subsidiaries in Australia, namely Yancoal Australia and Austar, in 2004 to operate Austar Coal Mine.

We commenced the reconstruction, expansion of production capacity and technology upgrade at Austar Coal Mine in 2005 and the Austar Coal Mine resumed partial operation in October 2006. We planned to spend a total of approximately AUD230.3 million on Austar Coal Mine for the upgrade and expansion and we have incurred AUD205.9 million in costs as of December 31, 2006.

Austar Coal Mine has a designed annual raw coal production capacity of two million tonnes. Austar Coal Mine produces hard coking coal and semi-soft coking coal. The average thickness of the main coal seam of Austar Coal Mine is 5.3 meters. As of December 31, 2006, the total recoverable reserves were approximately 39.41 million tonnes. We principally use longwall caving mining method to extract coal from the coal seam of Austar Coal Mine. Currently, Austar Coal Mine operates with one longwall face.

The main washing equipment used in Austar Coal Mine is heavy-medium cyclone machines, which are manufactured in Australia. Our heavy-medium cyclone machines are approximately four years old. The total cost of the equipment was approximately AUD 147 million as of December 2006. Austar has one coal preparation plant.

We do not employ mining contractors at Austar. The operations at Austar Coal Mine rely largely on the supply of electricity from local power grids. We ship the coal products from the Austar Coal Mine to Newcastle Port via railway.

Tianchi Coal Mine. Tianchi Coal Mine is an underground mine located in Heshun County of Shanxi Province, with an area of approximately 20 square kilometers.

After approval was obtained from the State Development Reform Committee on December 31, 2004, Tianchi Coal Mine underwent a redevelopment and expansion. On November 3, 2006 Tianchi Coal Mine commenced commercial production after the construction works were completed.

We acquired a 98% equity interest in Shanxi Nenghua, the parent company of Shanxi Tianchi, owned by the Parent Company in November 2006, and in February 2007, we acquired the remaining 2% equity interest in Shanxi Nenghua from the Parent Company’s subsidiary, Lunan Fertilizer Plant. Through Shanxi Tianchi, we own an 81.31% interest of Tianchi Coal Mine. We currently possess a mining right permit for the Tianchi Coal Mine from the Shanxi Provincial Department of Land and Resources, which is valid until January 2009.

The designed production capacity of Tianchi Coal Mine increased from 0.3 million tonnes to 1.2 million tonnes per annum in 2006. We currently do not have plans to further alter the capacity or operations of the mine. Tianchi Coal Mine is operated by inclined shaft development, and it produces mostly lean coal and meager lean coal. Although there are over 10 coal seams at Tianchi Coal Mine, there is only one target seam. The average thickness of this main coal seam of Tianchi Coal Mine is 4.5 meters. As of December 31, 2006, the total recoverable reserves of Tianchi Coal Mine were approximately 30.08 million tonnes. We principally use longwall caving mining method to extract coal from the coal seam of Tianchi Coal Mine. Currently, Tianchi Coal Mine operates with one longwall face.

Tianchi Coal Mine does not have a coal preparation plant. The equipment used in Tianchi Coal Mine include coal mining machines, hydraulic roof supports and wide face and rear scraper conveyors and transfer machines, that are approximately three to five years old. The total cost of the equipment and plant was approximately RMB41.3 million as of December 31, 2006.

We do not employ mining contractors at Tianchi Coal Mine. The operations at Tianchi Coal Mine rely largely on electricity from local power grids. We ship the coal products from the Tianchi Coal Mine to Hebei Province and surrounding areas on the Yangshe Railway as well as the national railway network.

Mines under Development

Zhaolou Coal Mine is an underground longwall mine located in the central portion of Juye Coal Field of Shandong Province. Zhaolou Coal Mine covers an area of 143 square kilometers, and is accessible by roadway and railway.

In 2005, we acquired a 95.67% equity interest in Heze Nenghua from the Parent Company. Under the acquisition agreement, Heze Nenghua has the right to acquire the mining rights of Zhaolou Coal Mine within 12 months of its availability. In 2006, the Parent Company obtained the mining rights certificate from the State Resources Department regarding the Zhaolou Coal Mine. We have initiated the process of acquiring the mining rights of Zhaolou Coal Mine from the Parent Company and will make appropriate disclosures detailing the acquisition progress.

The construction of Zhaolou Coal Mine commenced in 2004 and is expected to be completed by 2008. Zhaolou Coal Mine has a designed annual raw coal production capacity of three million tonnes. Zhaolou Coal Mine produces 1/3 coking coal and steam coal. The average thickness of the main coal seam of Zhaolou Coal Mine is 7 to 9 meters. The total recoverable reserves of Zhaolou Coal Mine were approximately 106.0 million tonnes as of December 31, 2006. We will principally use the longwall caving mining method to extract coal from the coal seam of Zhaolou Coal Mine.

The Company currently plans to build one coal preparation plant at Zhaolou Coal Mine. The main equipment that will be used in Zhaolou Coal Mine will be coal mining machines, tunnel boring machines, friction hoist, synchronous motors and axial fan. The total cost of such equipment as of December 31, 2006 is approximately RMB113.9 million. The construction at the Zhaolou Coal Mine is expected to cost approximately RMB2,364.7 million and we have spent an aggregate total of approximately RMB875.5 million on the construction and development of Zhaolou Coal Mine as of December 31, 2006.

We do not employ mining contractors at Zhaolou Coal Mine. The operations at Zhaolou Coal Mine rely largely on electricity that will be delivered from local power grids.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

In accordance with the Exchange Act, we are obligated to file reports, including annual reports on this Form 20-F, and other information with the Commission. The reports and other information we have filed under the Exchange Act and the Registration Statement and exhibits thereto we have previously filed with the Commission may be inspected and copied by the public at the public reference facilities maintained by the Commission at 100 F Street NE, Washington D.C. 20549, U.S.A. and will also be available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048, U.S.A. and at Northwest Atrium Center, 500 Madison Street (Suite 1400), Chicago, Illinois 60661, U.S.A. Copies of such material may also be obtained from the Public Reference Section of the Commission at 100 F Street NE, Washington D.C. 20549, U.S.A. at prescribed rates. The Form 20-F and other information filed with the Commission are also available at the Commission’s website at www.sec.gov. Such reports and other information may also be inspected at the office of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, U.S.A.

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

YANZHOU COAL MINING COMPANY LIMITED
(Registrant)

Date: November 19, 2007	By:	/s/ YANG Deyu
	Name:	YANG Deyu
	Title:	General Manager

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