Form 20-F
period 2007-12-31
YANZHOU COAL MINING CO LTD
filed 2008-06-26
CIK 1048098

As filed with Securities and Exchange Commission on June 26, 2008

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

This Annual Report contains forward-looking statements, which do not relate to historical financial information. The words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “intend,” “estimate,” “project,” “believe” or similar expressions are intended to identify “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, or the Exchange Act. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. We caution you not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements include, without limitation, statements relating to:

•	our business prospects;

•	future prices and demand for our products and demand for our customers’ products;

•	future PRC tariff levels and export quotas for coal;

•	sales of our products;

•	the extent and nature of, and potential for, our future development;

•	estimates and recoverability of coal reserves;

•	production forecasts of coal;

•	trends in the coal industry and domestic and international coal market conditions;

•	our ability to reduce costs and compete effectively;

•	future expansion plans and capital expenditures;

•	expected production capacity increases;

•	competition;

•	changes in legislation, regulations and policies;

•	estimates of proven and probable coal mine reserves;

•	our research and development plans; and

•	our dividend policy.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties, which could cause actual results to differ materially from our expectations. These risks are more fully described in the section entitled “Item 3. Key Information – Risk Factors”.

Consequently, all of the forward-looking statements made in this Annual Report are qualified by this cautionary statement. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us, our business or operations.

Unless otherwise indicated, statistical and market trend information, as well as statements related to market position and competitive data, is based on our internal statistics and/or estimates gathered from our own research and/or various publicly available sources.

DEFINITIONS AND SUPPLEMENTAL INFORMATION

As used in this Annual Report, references to “Yanzhou Coal” and “the Company” refer to Yanzhou Coal Mining Company Limited, on a stand-alone basis and do not include its subsidiaries that have been consolidated into our accounts for the purposes of the consolidated financial statements. Yanzhou Coal is a joint stock limited company incorporated under the laws of the PRC in 1997, with its H Shares, American Depositary Shares and A Shares listed on the Hong Kong Stock Exchange, the New York Stock Exchange and the Shanghai Stock Exchange, respectively.

References to “we”, “our”, “our Company” or “us” refer to Yanzhou Coal and its subsidiaries which have been consolidated into the accounts of Yanzhou Coal for the purpose of the consolidated financial statements, unless the context indicates otherwise.

References to the “Yankuang Group”, “Controlling Shareholder” or “Parent Company” refer to Yankuang Group Corporation Limited, a company with limited liability established under the laws of the PRC in 1996, (formerly known as Yanzhou Mining (Group) Corporation Limited). Yankuang Group controlled 52.86% of the Company’s total share capital of as of December 31, 2007. References to any time prior to our incorporation, are to the businesses, assets and liabilities of the Predecessor (defined below) that were not transferred to us in the restructuring and incorporation of the Company in 1997 and, where the context requires, includes our subsidiaries. References to the “Predecessor” mean the entity that held all our assets and liabilities as well as the assets and liabilities of the Controlling Shareholder prior to the restructuring in 1997.

“Yulin Nenghua” refers to Yanzhou Coal Yulin Nenghua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2004 and a 97% non-wholly owned subsidiary of the Company. Yulin Nenghua mainly engaged in the construction and operation of a 600,000 tonne methanol project.

“Yushuwan Coal Mine Company” refers to Shaanxi Yushuwan Coal Mine Company Limited, a joint venture among the Company, Chia Tai Energy & Chemicals Company Limited and Yushen Coal Company Limited, of which we will hold a 41% equity interest. As of the date of this Annual Report, the establishment of Yushuwan Coal Mine Company was still pending review by the relevant regulatory authorities. Yushuwan Coal Mine Company will engage in the construction and operation of Yushuwan Coal Mine in Yulin City, Shaanxi Province.

“Heze Nenghua” refers to Yanmei Heze Nenghua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2004 and a 96.67% non-wholly owned subsidiary of the Company.

“Shanxi Nenghua” refers to Yanzhou Coal Shanxi Nenghua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2002 and a wholly-owned subsidiary of the Company. Shanxi Nenghua mainly engaged in the management of the Company’s investment projects in Shanxi Province.

“Tianchi Energy” refers to Shanxi Heshun Tianchi Energy Company Limited, a company with limited liability incorporated under the laws of the PRC in 1999 and an 81.31% non-wholly owned subsidiary of Shanxi Nenghua. Tianchi Energy mainly engaged in the operation of Tianchi Coal Mine.

“Tianhao Chemicals” refers to Shanxi Tianhao Chemicals Company Limited, a joint stock company incorporated under the laws of the PRC in 2002 and a 99.85% non-wholly owned subsidiary of Shanxi Nenghua. Tianhao Chemicals mainly engaged in the construction and operation of a 100,000 tonne methanol project.

“Yancoal Australia” refers to Yancoal Australia Pty Limited, a company with limited liability incorporated under the laws of Australia in 2004 and a wholly-owned subsidiary of the Company. Yancoal Australia mainly engaged the management of the Company’s investment projects in Australia.

“Austar Company” refers to Austar Coal Mine Pty Limited, a company with limited liability incorporated under the laws of Australia in 2004 and a wholly-owned subsidiary of Yancoal Australia Pty Limited. Austar Company mainly engaged in the construction and operation of Austar Coal Mine.

“Railway Assets” refer to the railway assets specifically used for transporting coal by the Company.

“Shares” herein refer collectively to our (i) domestic invested shares held by the Controlling Shareholder on behalf of the State, par value RMB1.00 each (the “State Legal Person Shares”), (ii) domestic invested shares other than those held by the Controlling Shareholder, par value RMB1.00 each (the “RMB Ordinary A Shares”), (iii) overseas listed foreign invested shares issued and traded in HK dollars, par value RMB1.00 each (the “H Shares”), and (iv) American Depositary Shares (the “ADSs”), each of which represented 50 H Shares in 2007. The ADSs are evidenced by American Depositary Receipts (“ADRs”). “Domestic Shares” herein refer to the State Legal Person Shares and RMB Ordinary A Shares collectively.

“Directors, Supervisors and Executive Officers” as used herein refer to our directors, supervisors and executive officers as discussed in Item 6 herein.

“Articles of Association” refer to our articles of association, as amended from time to time.

“Hong Kong Stock Exchange” means The Stock Exchange of Hong Kong Limited.

As used herein, “Eastern China” includes Shandong Province, Jiangsu Province, Anhui Province, Zhejiang Province, Fujian Province, Jiangxi Province and Shanghai municipality.

As used herein, “Annual Report” refers to the annual report of Yanzhou Coal Mining Company Limited, prepared on Form 20-F for the fiscal year ended December 31, 2007.

As used herein, “PRC Government” or “Government” or “State” means the central government of the People’s Republic of China (the “PRC” or “China”), including all political subdivisions (including provincial, municipal and other regional or local governmental entities) and instrumentalities thereof.

“Tonne” means metric tonne, equal to 1,000 kilograms or approximately 2,205 pounds.

“Ex-mine” refers to an arrangement for the sale of coal where the seller delivers coal at the coal mine and the buyer arranges the transportation for the delivery of the coal from the mine and bears the related costs or expenses.

Certain mining terms used herein are defined in the “Glossary of Mining Terms”, which is included as Appendix B to our registration statement on Form F-l that was filed with the U.S. Securities and Exchange Commission. A copy of the “Glossary of Mining Terms” may be obtained upon written request to the Company.

Our financial statements are denominated in Renminbi or RMB, the lawful currency of the PRC. Except as otherwise stated, all monetary amounts in this Annual Report are presented in RMB.

Our audited financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

References to the “Financial Statements” herein refer to the financial statements in Item 18 of this Annual Report.

EXCHANGE RATES

Unless otherwise specified, references in this Annual Report to “U.S. dollars” or “US$” are to United States dollars, references to “HK dollars” or “HK$” are to Hong Kong dollars, references to “AUD” are to Australian dollars and references to “RMB” are to Renminbi.

Solely for your convenience, certain items in this Annual Report contain translations of Renminbi amounts into U.S. dollars. All translations of amounts from Renminbi to U.S. dollars have been made, except as otherwise stated, at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2007 of US$1.00 = RMB7.2946. No representation is made that the Renminbi amounts, or any other currency, could have been or could be converted into U.S. dollars at that rate or at all.

SPECIAL NOTE ON OUR FINANCIAL INFORMATION

We make an explicit and unreserved statement of compliance with IFRS with respect to our consolidated financial statements for the years ended December 31, 2006 and 2007 included in this Annual Report. Deloitte Touche Tohmatsu, our independent registered public accounting firm, has issued an auditor’s report on our financial statements prepared in accordance with IFRS, as issued by the IASB.

        In accordance with rule amendments adopted by the U.S. Securities and Exchange Commission, or the SEC, which became effective on March 4, 2008, we are not required to provide a reconciliation to generally accepted accounting principles in the United States, or U.S. GAAP.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

Historical Financial Information

The following selected consolidated financial information presents data from our balance sheet, income statement and cash flow statement as of and for the years ended December 31, 2003, 2004, 2005, 2006 and 2007. The following financial information should be read in conjunction with the audited financial statements included elsewhere in this Annual Report. Unless otherwise indicated, the financial statements are prepared and presented in accordance with IFRS, as issued by the IASB.

	As of and for the Year Ended December 31,
	2003	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$
	(Amounts in millions except Share, per Share, and per ADS data)
INCOME STATEMENT DATA

Total revenue	8,541.2	11,977.8	12,447.0	12,944.0	15,110.5	2,017.5
Gross sales of coal	8,386.6	11,757.1	12,283.6	12,783.6	14,906.7	2,043.5
Railway transportation service income	154.6	220.8	163.4	160.4	203.7	27.9
Transportation costs of coal	(1,592.3)	(1,402.7)	(930.1)	(936.6)	(549.8)	(75.4)
Cost of sales and service provided	(3,755.0)	(4,551.7)	(5,288.6)	(6,190.1)	(7,331.9)	(1,005.1)
Gross profit	3,193.9	6,023.4	6,228.3	5,817.3	7,228.7	991.0
Selling, general and administrative expenses	(1,264.8)	(1,479.9)	(1,918.8)	(2,230.1)	(2,854.7)	(391.3)
Share of loss of an associate	—	—	—	—	2.4	0.3
Other income	105.8	165.7	135.0	165.8	198.9	27.3
Interest expense	(60.0)	(35.9)	(24.6)	(26.3)	(27.2)	(3.7)

Profit before income taxes	1,974.9	4,673.3	4,420.0	3,726.6	4,543.3	622.8
Income taxes	(587.7)	(1,518.8)	(1,538.0)	(1,354.7)	(1,315.5)	(180.3)
Profit for the year	1,387.2	3,154.6	2,881.9	2,372.0	3,227.8	442.5

Profit attributable to our equity holders	1,386.7	3,154.3	2,881.5	2,373.0	3,230.5	442.9
Earnings per Share	0.30	0.66	0.59	0.48	0.66	0.09
Earnings per ADS	15.10	33.25	29.29	24.12	32.84	4.50
Operating income per Share before income tax	0.44	0.99	0.90	0.76	0.92	0.13
Profit from continuing operation per ADS before income tax	22.16	49.64	45.18	37.88	46.19	6.33

	As of and for the Year Ended December 31,
	2003	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$
	(Amounts in millions except Share, per Share, and per ADS data)
CASH FLOW DATA

Net cash provided by operating activities	2,701.2	4,418.4	3,939.3	3,767.2	4,558.6	624.9
Depreciation	920.5	958.7	952.1	1,062.0	1,237.1	169.6
Net cash used in investing activities	(1,310.3)	(2,300.8)	(2,262.5)	(3,625.5)	(3,790.9)	(519.7)
Net cash (used in) provided by financing activities	(911.4)	1,075.4	(1,009.3)	(1,291.5)	(1,018.7)	(139.7)

BALANCE SHEET DATA

Total current assets	4,430.5	8,319.6	10,951.1	9,871.9	9,908.2	1,358.3
Total current liabilities	2,372.0	2,545.1	3,429.0	3,828.0	4,099.5	562.0
Net current assets	2,058.5	5,774.5	7,522.1	6,043.9	5,808.7	796.3
Property, plant and equipment, net	8,616.4	8,537.2	9,318.5	12,139.9	13,524.6	1,854.1
Total assets	13,909.9	18,336.7	21,254.4	23,458.7	26,187.4	3,590.0
Total long-term bank borrowing	400.0	200.0	—	330.0	258.0	37.5
Equity attributable to our equity holders	11,083.2	15,523.8	17,618.6	18,931.8	21,417.5	2,936.1

Exchange Rate Information

The following table sets forth, for the periods indicated, the noon buying rates for U.S. dollars in New York for cable transfers payable in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York expressed in Renminbi per U.S. dollar:

	Noon Buying Rate
Period	Period End	Average(1)	High	Low
	(expressed in RMB per US$)
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
December	7.2946	7.3682	7.4120	7.2946
2008
January	7.1818	7.2405	7.2946	7.1818
February	7.1115	7.1644	7.1973	7.1100
March	7.0120	7.0722	7.1110	7.0105
April	6.9870	6.9997	7.0185	6.9840
May	6.9400	6.9725	7.0000	6.9377
June (through June 20, 2008)	6.8796	6.9129	6.9633	6.8770

(1)	Determined by averaging the rates on the last business day of each month during the respective period, except for monthly averages, which are determined by averaging the rates on each business day of the month.

On June 20, 2008 the noon buying rate for Renminbi was US$1.00 = RMB6.8796.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Our business and results of operations are dependent on the historically cyclical domestic and international coal markets.

As substantially all of our revenue is derived from the sales of coal, our business and operating results are dependent on domestic and international demand for coal. The domestic and international coal markets are cyclical and experience volatility in supply and demand. The coal markets are influenced by a number of factors beyond our control, including, but not limited to, the conditions of the PRC and global economy and demand fluctuations in key industries that have high demand for coal. Fluctuations in supply of and demand for coal affect coal prices, which in turn affect our operational and financial performance. The average selling price of our coal products was RMB349.5, RMB341.8 and RMB409.0 per tonne in 2005, 2006 and 2007, respectively. Our products have historically experienced substantial price fluctuations, and we believe that we will continue to experience volatility in pricing. In addition, as domestic coal prices have reached record-high levels in 2008, we cannot assure you that we will continue to sell our coal as profitably as at present.

The demand for coal is primarily affected by the global economic development and coal demand by power generation, chemical, metallurgy and construction materials industries. In addition, the availability and prices of alternative sources of energy to coal, such as natural gas, oil, hydropower and nuclear power as well as international shipping costs also affect demand for coal. The supply of coal, on the other hand, is primarily affected by the geographical location of coal reserves, the transportation capacity of coal transportation railways, the volume of domestic and international coal supplies and the type, quality and price of competitors’ coal. Developments in the international coal market may adversely affect our export sales and future operational results. A significant increase in global coal supply or reduction in coal demand for our coal by foreign or domestic electricity generation or metallurgy industries may have an adverse effect on coal prices, which in turn, may reduce our profitability and adversely affect our business and results of operations.

Our business is dependent on our major customers.

Prior to 2004, Shandong Power and Fuel Company was our largest customer. In 2005, 2006 and 2007, Huadian Power International Corporation Limited (“Huadian International”) was our largest customer. We supplied 5.6 million, 4.9 million and 5.4 million tonnes of coal to Huadian International in 2005, 2006 and 2007, respectively, which represented 13.7%, 11.5% and 12.2% of our net sales of coal in the same periods, respectively. Substantially all of Huadian International’s coal purchases were supplied to Zouxian Electric Power Plant (“Zouxian Power Plant”). The portion of our coal sales, conducted through Huadian International, to Zouxian Power Plant accounted for 13.4%, 11.3% and 12.1% of our net sales of coal in 2005, 2006 and 2007, respectively.

Zouxian Power Plant used approximately 8.6 million tonnes of coal in 2007. We estimate that we supplied approximately 83.6%, 92.9% and 60.8% of Zouxian Power Plant’s annual coal requirement in 2005, 2006 and 2007, respectively. Our sales volume and net sales of coal generated from Zouxian Power Plant increased from 2006 to 2007. However, Zouxian Power Plant underwent a capacity expansion in the fourth quarter of 2006 and therefore, significantly increased its coal demand in 2007. As a result, the coal that we supplied decreased as a percentage of Zouxian Power Plant’s total coal demand in 2007. We believe we will remain the principal coal supplier to Zouxian Power Plant because (i) our geographic proximity to Zouxian Power Plant, (ii) our railway network is the only network with direct access to Zouxian Power Plant and (iii) Zouxian Power Plant’s boilers have been custom designed to use the type of coal that we produce. Because purchases by Zouxian Power Plant compose a large portion of our revenue, any adverse developments at Zouxian Power Plant could adversely affect our results of operations.

Our business is dependent on short-term sales contracts and letters of intent.

Approximately 87.0%, 87.3% and 86.9% of our sales in 2005, 2006 and 2007, respectively, were derived from sales contracts or letters of intent. These sales contracts and letters of intent generally specify the quantity and delivery schedule of purchases for a term generally not exceeding one year. Coal prices under the letters of intent are generally determined subsequently at the time of sale. An omission of a material term may make a letter of intent unenforceable. Any changes in regulations, cost or availability of labor, raw materials or shipping and foreign exchange rates during the period between the formation and performance of these letters of intent may affect our ability to perform the contract.

Historically, we and our customers have carried out a significant majority of the transactions contemplated under the letters of intent we enter into. However, a sudden and significant increase in the proportion of unperformed letters of intents or unrealized sales could have a material adverse impact on our results of operations. Furthermore, as the price of coal sold pursuant to such letters of intent is generally determined at the time of sale, any significant downturn in the market price of coal could have an immediate and adverse impact on our results of operations.

Our products may be subject to governmental price control measures, which may adversely affect our profitability.

The PRC Government has implemented a series of measures to overhaul historical mechanisms to control the purchase and pricing of coal with the aim to encourage market practices. As a result, the domestic coal industry has become increasingly market-driven since 2002.

The PRC Government continues to indirectly influence coal prices through the regulation of the closely-related power generation industry, primarily through the allocation of national railway capacities and the announcement of coal pricing policies that are intended to align the use of coal resources with national production policies. Prior to 2006, the PRC Government continued to implement temporary measures to prevent and control significant fluctuations in thermal coal prices. As a result, thermal coal contract prices for certain of our major consumers were lower than market prices during the periods these price controls were in effect. We cannot assure you that developments in governmental regulations, policies and measures will not have an adverse affect on our business and profitability.

To ensure the uninterrupted operation of power plants during the peak season for electricity demand in 2008, the provincial governments of Shandong and Shaanxi have implemented temporary measures to control the supply of thermal coal. The measures promulgated by Shandong government require (i) all existing thermal coal contracts between coal enterprises and power plants to be strictly enforced; (ii) coal producers in Shandong Province to increase their collective supply of thermal coal to power plants in Shandong Province on a monthly basis by 2.56 million tonnes in July, August and September of 2008; and (iii) the coal provided pursuant to these measures to be offered at a price that is RMB10 lower than prevailing coal prices in June 2008. The government of Shaanxi has placed a price moratorium on thermal coal until September 15, 2008. In each of the three months during which these measures will be effective, we estimate that we will provide an additional 1.5 million tonnes of coal to power plants in Shandong Province. We cannot assure you that relevant government agencies will not impose additional price restrictions, which may have a negative impact on our operations, pricing and profitability.

Our product delivery relies on the PRC’s railway transportation system.

We rely on the PRC national railway system and our railway network to delivery coal to our customers. Approximately 54.4%, 50.2% and 37.3% of our total net sales of coal in 2005, 2006 and 2007, respectively, were derived from sales of coal transported on the PRC national railway system (excluding coal sold to Zouxian Power Plant which was transported entirely on our own railway network). The limited transportation capacity of the national railway system is not sufficient to meet domestic coal transportation requirements, and railway regulators allocate use of the national railway system. Our domestic customers are mainly located in Eastern China, where the railway system is relatively more advanced than other parts of the PRC. In addition to railway systems, we use major coal shipping ports along the eastern coast of China to ship coal to our customers located in the coastal region of China and overseas. We cannot assure you that we will continue to secure sufficient railway and port capacity to transport our coal or that we will not experience any material delays in transporting our products or substantial increases in transportation costs as a result of insufficient rail capacity.

The coal reserve data in this Annual Report are only estimates.

The coal reserve data provided by us are only estimates which may differ materially from the actual reserves. Our reserve estimates may change substantially if new information subsequently becomes available. There are inherent uncertainties in estimating reserves, which require the consideration of a number of factors, assumptions and variables, which may be beyond our control and cannot be ascertained despite due investigation. Our actual results of operations may differ materially from our long-term business and operational plans, which are based on our coal reserve estimates. We cannot assure you that we will not adjust our coal reserve estimates downward in the future, and in such event, our results of operations may be materially and adversely affected.

Competition in the PRC and the international coal industry is intensifying, and we may not be able to continue to compete effectively.

We face competition in all aspects of our business, including pricing, production capacity, coal quality and specifications, transportation capacity, cost structure and brand recognition. Our coal business competes in the domestic and international markets with other large domestic and international coal producers. Ongoing consolidation in the PRC coal industry has increased the level of competition in our industry. Our overseas competitors may have stronger financial, marketing, distribution and other resources than we do and have brand names with wider recognition in the domestic and international markets. The quality of our coal products positions us favorable against our competitors. However, we cannot assure you that we will continue to compete favorably due to quality improvements by our competitors.

We also cannot assure you that the development of the PRC railway transportation network will not diminish our geographic advantage of being located in Eastern China, the area of PRC with the strongest coal demand. We believe that we competed favorably on transportation capability and costs because our principal competitors are located mainly in Shanxi Province, Shaanxi Province and the Inner Mongolia Autonomous Region, where there are occasional rail capacity shortages and significant costs that have to be incurred to transport coal from these regions to Eastern China. However, improvements in the PRC national rail network will reduce our competitive advantage in transportation. For example, the PRC Government is planning to construct additional railways to transport coal from northern and northwestern China to Eastern China. Accordingly, the completion of these projects may increase the supply of coal available to customers in Eastern China, which may have a material adverse impact on our results of operations.

Our operations may be affected by uncertain mining conditions.

As with all underground mining operations, our operations are affected by certain risks inherent in mining, such as a deterioration in the quality or variations in the thickness of faults and/or coal seams, pressure in mine openings, mine water discharge, weather, flooding and other natural disasters. Additionally, we are exposed to operational risks associated with industrial or engineering activities, such as unexpected maintenance problems or equipment failures. Although we conduct geological investigations on mining conditions and adapt our mining plans to address the mining conditions of each mine, there can be no assurance that the occurrence of any adverse mining conditions would not endanger our workforce, increase our production costs, reduce our coal output or temporarily suspend our operations.

Underground mining is also subject to certain risks such as fires and explosions from methane gas or coal dust, roof collapses and ground falls. We can not assure you that the occurrence of such events or conditions would not have a material adverse impact on our business and results of operations.

Our results of operations depend on our ability to acquire or develop new coal mines or coal reserves.

The recoverable coal reserves in our existing mines decline as we produce coal. As our ability to significantly increase our production capacity at existing mines is limited, our ability to increase our coal production will depend on the production of our recently developed coal reserves, acquisitions of new mines or the expansion of our existing coal mines.

We acquired Jining III Coal Mine and Southland Colliery in 2001 and 2004, respectively. In 2005, we acquired from our Controlling Shareholder 95.67% of the equity interest in Heze Nenghua, followed by the acquisition of the mining rights of Zhaolou Coal Mine through Heze Nenghua in May 2008. This acquisition was approved by our shareholders and the relevant government authorities. Zhaolou Coal Mine is expected to commence preliminary operations in the fourth quarter of 2008. In February 2007, our Company acquired 100% of the equity interest of Shanxi Nenghua, which was held by our Controlling Shareholder and Lunan Fertilizer Plant. Tianchi Coal Mine, which is owned by Shanxi Nenghua, commenced operations in November 2006. We are also in the process of establishing a joint venture company for a coal mining project in Yushuwan, Shaanxi Province.

We cannot assure you that we will be able to continue to identify suitable acquisition targets or acquire these targets on competitive terms. We may not be able to successfully develop new coal mines or expand our existing ones in accordance with our development plans or at all. Failure to timely or successfully acquire suitable targets on competitive terms, or successfully complete the development of new coal mines or to expand our existing coal mines could have an adverse effect on our results of operations and financial condition.

The acquisition of new mines by PRC coal companies and related licenses and permits, either within China or overseas, is subject to the approval of the PRC Government. Delays in securing or failure to secure the relevant PRC Government approvals, licenses or permits as well as any adverse change in government policies may impair our expansion plans, which may materially and adversely affect our profitability and growth prospects.

In connection with our overseas expansion, we could encounter unforeseen problems due to our unfamiliarity with local laws and regulations or suffer foreign exchange losses in relations to overseas investments. We cannot assure you that our overseas expansion or investments will be successful.

We may suffer losses resulting from industry-related accidents and lack of insurance to cover these accidents.

Our coal mines and operating facilities may be damaged by water, gas, fire or unstable geological structures. As a result, we, like other coal mining companies, have experienced accidents that have resulted in property damage and personal injuries. Although we have implemented safety measures for our production facilities, provide on-the-job safety training for our employees, and in accordance with relevant laws, set aside approximately 2.0% of each employee’s total remuneration for personal injury insurance, there can be no assurance that industry-related accidents will not occur in the future.

We do not currently maintain fire, casualty or other property insurance for our properties, equipment or inventories, other than for our vehicles. In addition, we do not maintain any business interruption insurance or any third party liability insurance to cover claims in respect of personal injury, property or environmental damage arising from accidents on our properties, other than third party liability insurance with respect to vehicles. Any uninsured losses and liabilities incurred by us could have a material adverse effect on our financial condition and results of operations.

We may be required to allocate additional funds for land subsidence.

Underground mining may cause the land above underground mining sites to subside. Depending on the circumstances and conditions of each site, we may relocate inhabitants above certain underground mining sites prior to the commencement of mining, or we may compensate the inhabitants for any losses or damages caused by land subsidence after the underground sites have been mined. We may also be required to set aside provisions for costs associated with land subsidence, restoration, rehabilitation or environmental protection to mitigate the effects of our mining activities. An estimate of these costs is recorded in the period in which the obligation is identified and is deducted as an expense in our income statement in proportion to the coal actually extracted. Payment for these costs is funded by working capital and amounted to RMB593.5 million in 2007. The provision for land subsidence, restoration, rehabilitation and environmental protection costs is determined by our directors based on past occurrences of land subsidence. However, the provision is only an estimate and may be adjusted to reflect the actual effects of our mining activities on the land above our mining sites. Therefore, there can be no assurance that such estimates are accurate or that our land subsidence, restoration, rehabilitation and environmental protection costs will not substantially increase in the future or that the PRC Government will not impose new fees in respect of land subsidence, the occurrence of any of which could have a material adverse effect on our results of operations.

Our business operations may be adversely affected by present or future environmental regulations.

As a PRC coal producer, we are subject to significant, extensive and increasingly stringent environmental protection laws and regulations in China. These laws and regulations:

•	impose fees for the discharge of waste substances;

•	require provisions for reclamation and rehabilitation;

•	impose fines for serious environmental offenses; and

•	authorize the PRC Government to close any facility that it determines has failed to comply with environmental regulations and suspend operations that cause excessive environmental damage.

Our coal mining operations produce waste water, gas emission and solid waste materials. The PRC Government has tightened enforcement of applicable laws and regulations and adopted more stringent environmental standards. Our budgeted amounts of capital expenditure for environmental regulatory compliance may not be sufficient, and we may need to allocate additional funds for this purpose. If we fail to comply with current or future environmental laws and regulations, we may be required to pay penalties or fines or take corrective actions, any of which may have a material adverse effect on our business operations and financial condition.

In addition, China is a signatory to the 1992 United Nations Framework Convention on Climate Change and the 1997 Kyoto Protocol, which are intended to limit greenhouse gas emissions. On March 14, 2006, the PRC Government released the outline of the Eleventh Five-Year Plan for National Economic and Social Development that sets goals to decrease the amount of energy consumed per unit of GDP by 20 percent and to reduce the emission of certain major pollutants by 10 percent. If efforts to reduce energy consumption and control greenhouse gas emission reduce coal consumption, our revenue would decrease and our business would be adversely affected.

PRC quotas for coal exports may adversely affect the level of our coal export sales.

Our export sales (not including the sales by Yancoal Australia) accounted for 25.8%, 19.5% and 4.3% of our net sales of coal in 2005, 2006 and 2007, respectively. In January 2004, the PRC Government promulgated a regulation entitled “Measures for the Administration of Quotas for Coal Export,” which became effective on July 1, 2004. Pursuant to the regulation, the National Development and Reform Commission and the Ministry of Commerce will determine the total volume of the PRC’s export quota and allocate the quota among authorized coal exporters. The announcement of the export quota available for each fiscal year must be made no later than October 31st of the prior year. After the export quota has been announced, the National Development and Reform Commission and the Ministry of Commerce will begin accepting written applications from authorized coal exporters for an allocation of the following year’s quota.

This regulation did not have a material adverse effect on our export sales in 2007 because our export agents have historically received an allocation of the export quota sufficient to satisfy our export volume. However, we are unable to predict what impact, if any, the export quota may have on the level of our export coal sales in 2008 and later years. In 2005, 2006 and 2007, our export sales of coal (not including the sales by Yancoal Australia) accounted for approximately 10.2%, 9.9% and 3.2%, respectively, of the PRC’s total coal export. If the quota for national coal exports is reduced, the level of our export sales in future periods could be affected, which in turn could adversely affect our results of operations.

We do not have an export permit and consequently, do not have direct export rights for our coal. As a result, all of our export sales must be made through intermediary export agents. We use export agent services provided by China Coal Energy Group Company, China National Minerals Import and Export Company Limited and Shanxi Coal Import and Export Group Company (collectively, the “Export Agency Companies”). The volume, coal specifications, pricing and final destination of our export sales are determined collectively by us, the Export Agency Companies and our overseas customers. Although we have applied to the PRC Central Government for direct export rights with the assistance of the Shandong provincial government, there can be no assurance that we can obtain such rights. If we cannot obtain an export permit granting us direct export rights, we will have to continue to rely on export agents to export our coal.

The Controlling Shareholder’s operations have a significant impact on us.

As of December 31, 2007, the Controlling Shareholder owned 52.86% of our outstanding shares and thereby its operations have significance impact on us. Pursuant to the regulations of Hong Kong Stock Exchange and Shanghai Stock Exchange on continuing connected transactions and the actual operations of us and the Controlling Shareholder, we completed the necessary review procedures for our continuing connected transactions as required by law and continued or entered into six continuing connected transaction agreements (“Continuing Connected Transaction Agreements”), including the Provision of Materials and Water Supply Agreement, Provision of Electricity Agreement, Provision of Labor and Services Agreement, Provision of Equipment Maintenance and Repair Works Agreement, Provision of Products and Services Agreement and Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement with the Controlling Shareholder in the first quarter of 2006. For details on the execution of the Continuing Connected Transactions, see “Item 7. — Major Shareholders and Related Party Transaction”. Any material financial or operational developments experienced by the Controlling Shareholder which lead to the disruption of its operations or impairs its ability to perform the Continuing Connected Transactions could materially affect our operations and future prospects.

Our operations are affected by a number of risks relating to the PRC.

A significant majority of our assets and operations are located in the PRC, as such, we are subject to a number of risks relating to the PRC, including, but not limited to, the following:

•

The central and local governments of the PRC have historically supported the continued development and operation of the PRC coal industry. A change in the current policies that are favorable to us may adversely affect the flexibility that we have and our ability to expand our business operations or increase our profitability.

•

Under current PRC regulatory requirements, our capital expenditure allocated for the development of new coal mine projects require PRC Government approvals. Failure to obtain timely approval for our projects may adversely affect our financial condition and operating results.

•

On July 21, 2005, China adopted a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand with reference to a basket of currencies. Fluctuations in exchange rates may adversely affect the value of our net assets, earnings and any declared dividends when translated or converted into U.S. dollars or Hong Kong dollars. RMB fluctuations mainly affect (a) our income from coal exports denominated in foreign currencies; (b) the conversion of foreign currency deposits; and (c) our costs of imported equipment and fittings.

•

The PRC Government will continue to reform the PRC economic system. A number of reforms are unprecedented or experimental and may be subject to refinement and adjustments. Other political, economic and social factors that affect us may also be modified by reform measures, and we may be adversely affected by the effect of these reforms. Our operating results may be adversely affected by changes in the PRC’s economic and social conditions and by changes in the policies of the PRC Government including, but not limited to, changes in laws and regulations (or the interpretation thereof) related to, measures to control inflation, tax policies and rates, currency conversion restrictions and tariff and other import restrictions.

•

Since 1997, the PRC Government has promulgated a series of laws and regulations related to the overall development of the PRC economy. Despite efforts to develop the PRC legal system, it is continuously evolving and the enforcement and interpretation of certain laws remains uncertain. Even where adequate law exists, enforcement of existing laws or contracts may be inconsistent and arbitrary, and it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction. The lack of precedents in PRC’s judiciary creates additional uncertainty as to the possible outcome of any litigation. In addition, interpretation of statutes and regulations may be subject to evolving government policies and political changes.

•

A new Labor Contract Law of the PRC became effective on January 1, 2008, which imposes more stringent requirements for signing labor contracts, paying remuneration, stipulating probation and penalties and terminating labor contracts. We cannot assure you that efforts taken to comply with the requirements of this new Labor Contract Law will not adversely affect our business or operations.

Our coal operations are extensively regulated by the PRC Government and government regulations may limit our activities and adversely affect our business operations.

Our coal operations, like other PRC energy companies, are subject to extensive regulation by the PRC Government. National governmental authorities, such as the National Development and Reform Commission, the State Environmental Protection Administration, the Ministry of Land and Resources, the State Administration of Coal Mine Safety and the State Bureau of Taxation as well as corresponding provincial and local authorities and agencies exercise extensive control over various aspects of the mining and transportation (including rail and sea transport) of coal in China. Oversight from these authorities and agencies affects the following aspects of our operations:

•	the exploration, exploitation, use and granting of mining rights;

•	rehabilitation of land surrounding mining sites after mining ;

•	recovery rate requirements;

•	pricing of our coal transportation services;

•	taxes and fees for our industry and levies imposed by government authorities, as promulgated from time to time;

•	application of our capital investments;

•	export quotas and procedures;

•	pension fund appropriations;

•	preferential tax treatment; and

•	environmental and safety standards.

As a result, our ability to execute our business strategies or to carry out or expand our business operations may be limited. We may experience substantial delays in obtaining regulatory approvals, permits and licenses in connection with our business operations. Our business may also be adversely affected by future changes in the PRC Government’s regulations and policies related to the coal industry. The adoption of new legislation or regulations, or the new interpretation of existing legislation or regulations, may materially and adversely affect our operations, our cost structure or demand for our products. The occurrence of any of the foregoing may cause us to substantially change our existing operations or incur significant costs.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of our Company

Yanzhou Coal Mining Company Limited was established on September 25, 1997 as a joint stock company with limited liability under the Company Law of the PRC (the “Company Law”). The Predecessor of our Company, Yanzhou Mining Bureau, was established in 1976. Upon the approval from the former State Economic and Trade Commission and the former Ministry of Coal Industry

(“MOCI”) in 1996, the Predecessor was incorporated under the name Yanzhou Mining (Group) Corporation Limited and subsequently, renamed Yankuang Group Corporation Limited after undergoing reorganization in 1999.

In January 1999, we were approved by the Minister of Foreign Trade and Economic Cooperation, the predecessor of the Ministry of Commerce, to convert from a joint stock company with limited liability to a Sino-foreign joint stock company with limited liability under the Company Law and the Sino-Foreign Joint Venture Law of the PRC. Our H Shares accounted for 39.82% of our total outstanding shares as of December 31, 2007.

Our contact information is:

• Business address:	298 Fushan South Road
Zoucheng, Shandong Province
People’s Republic of China

• Telephone number:	(86) 537 538 2319

• Website:	www.yanzhoucoal.com.cn/english/index.asp

We primarily engage in the underground mining, preparation and sale of coal as well as the railway transportation of coal. In 2007, we believe we were the largest coal producer in Eastern China.

In 2007, we produced approximately 35.6 million tonnes of raw coal, including 32.8 million tonnes by the Company, 1.6 million tonnes by Yancoal Australia and 1.2 million tonnes by Shanxi Nenghua. We sold 35.1 million tonnes of coal in 2007, of which 32.5 million tonnes was sold by the Company. In the same year, Yancoal Australia sold 1.4 million tonnes of coal, and Shanxi Nenghua sold 1.2 million tonnes of coal. In 2007, we had overseas coal sales of 3.2 million tonnes of coal, including 1.7 million tonnes of export sales by the Company and 1.4 million tonnes of coal sales by Yancoal Australia.

The Company has six coal mines located in Shandong Province: Nantun, Xinglongzhuang, Baodian, Dongtan, Jining II and Jining III (collectively, “Six Coal Mines”), which commenced production in 1973, 1981, 1986, 1989, 1997 and 2000, respectively. As of December 31, 2007, the Six Coal Mines had an estimated collective in-place proven and probable reserve base of approximately 1,898.6 million tonnes. Not included in this estimate are the reserves of Yancoal Australia’s Austar Coal Mine, Shanxi Nenghua’s Tianchi Coal Mine and Heze Nenghua’s Zhaolou Coal Mine. Yancoal Australia and Shanxi Nenghua commenced production in the fourth quarter of 2006 and held recoverable reserves of approximately 50.0 million tonnes and 29.2 million tonnes of coal, respectively. As of the date of this Annual Report, Zhaolou Coal Mine has yet to commence production and had an estimated recoverable coal reserve of approximately 106.0 million tonnes.

We have successfully developed and introduced into our operations a full set of equipment that is capable of a comprehensive mechanized caving process designed to extract coal from medium to thick coal seams. The technology content of this patented mechanized caving method meets leading international technology standards. We intend to continue to improve our proprietary caving method for our internal use and for third party licensing.

The significant costs of transporting coal make the location of coal mines a significant competitive factor. We believe that the locations of our mines enhance our competitiveness given the rapid economic growth of Eastern China, the insufficient supply of coal produced in the Eastern China region and the substantial costs involved in transporting coal from other major coal-producing provinces such as Shaanxi Province, Shanxi Province and Inner Mongolia Autonomous Region to Eastern China. Net sales of coal represent our invoiced value of coal sold and are net of returns, discounts, sales taxes, transportation costs, port fees and various miscellaneous fees relating to sales if the invoiced value includes transportation costs to our customers. In 2005, 2006 and 2007, we generated 50.2%, 55.2% and 64.3%, respectively, of our total net sales of coal from sales to customers within Shandong Province. Our largest end customer, Zouxian Power Plant of Huadian International, accounted for 13.4%, 11.3% and 12.1% of our total net sales of coal in 2005, 2006 and 2007, respectively. Net sales to customers located in the rapidly growing Yangtze delta region, encompassing Shanghai Municipality, Jiangsu Province and Zhejiang Province, composed 15.3%, 13.8% and 13.3% of our total net sales of coal in 2005, 2006 and 2007, respectively. Our overseas sales, which include the export sales of the Company and the sales of Yancoal Australia, accounted for 25.8%, 20.7% and 8.9% of our total net sales of coal in 2005, 2006 and 2007, respectively.

The Six Coal Mine’s coal reserve base primarily consists of premium quality, low-sulfur coal that is capable of yielding a processed coal product with an ash content as low as 6%. We primarily sell thermal coal, which is suitable for large-scale electricity generation, as well as semi-soft coking coal and pulverized coal, which are used in metallurgical production. Our primary customers include power plants and metallurgical mills located in Eastern China and the areas along the Beijing-Hangzhou Grand Canal, which are generally more economically developed than other regions of China, as well as foreign enterprises located in East Asia. 20.8%, 22.9% and 23.1% of our total net sales of coal in 2005, 2006 and 2007, respectively, were sales to power generation companies in the PRC, and the remainder of our net sales of coal were sales to metallurgical mills, chemical manufacturers, construction materials manufacturers and fuel trading companies. Our major domestic customers include Huadian International, Dongguan City Ming Shing Energy Limited, Baoshan Iron & Steel Co., Ltd, Aluminum Corporation of China Limited Shandong Branch and Zhejiang Fuxing Electric Fuel Co., Ltd. We believe that we have well-established relationships with our key customers.

Establishment of Shaanxi Yushuwan Coal Mine Company Limited

We entered into a joint venture on August 16, 2006 to set up Yushuwan Coal Mine Company with Chia Tai Energy Chemical Limited (“Chia Tai Company”) and Yushen Coal Company Limited (“Yushen Company”) of Yulin City. The registered capital of Yushuwan Coal Mine Company is RMB480.0 million. According to the joint venture agreement, the Company will contribute RMB196.8 million to acquire 41% equity interest in Yushuwan Coal Mine Company. Chia Tai Company will contribute RMB192 million to acquire 40% of the equity interest in Yushuwan Coal Mine Company; and Yushen Company will contribute RMB91.2 million to acquire 19% equity interest.

Yushuwan Coal Mine Company will primarily engage in the construction and operation of Yushuwan Coal Mine. Yushuwan Coal Mine is located in the Yushen coal mining area in Yulin City, Shaanxi Province in the PRC. Yushuwan Coal Mine has a designed annual capacity of 8 million tonnes of coal, which will primarily consist of steam coal and thermal coal. As of December 31, 2007, we had made a deposit of RMB118.0 million in relation to this joint venture and we are committed to invest a further RMB78.8 million. As of the date of this Annual Report, the application for the establishment of Yushuwan Coal Mine Company was still pending review by the relevant regulatory authorities.

Acquisition of Shanxi Nenghua

In 2006, the Company acquired 98% equity interest in Yankuang Shanxi Power Chemical Co., Ltd. (“Shanxi Nenghua”) from the Yankuang Group. In February 2007, we acquired the remaining 2% equity interest in Shanxi Nenghua from Lunan Fertilizer Plant, a subsidiary of Yankuang Group, and became the sole owner of Shanxi Nenghua. Shanxi Nenghua owns 81.31% equity interest in Tianchi Energy and approximately 99.85% equity interest in Tianhao Chemicals. Tianchi Energy is primarily engaged in the operation of Tianchi Coal Mine, which commenced production in November 2006. Tianhao Chemicals is primarily engaged in the operation and construction of a methanol facility with a 100,000 tonne annual capacity, which commenced preliminary production in the beginning of 2008.

Increasing the registered capital of Heze Nenghua

On April 20, 2007, the Board approved an increase in Heze Nenghua’s registered capital of RMB 900 million from RMB600 million to RMB1,500 million, of which the Company contributed RMB876.0 million based on its relative ownership interest. After the capital contribution, the Company’s equity interest in Heze Nenghua increased from 95.67% to 96.67%. The increased registered capital will be mainly used for the construction of Zhaolou Coal Mine.

Establishment of Huadian Zouxian Power Generation Company Limited

On August 23, 2007, the Company entered into a joint venture investment agreement to establish Huadian Zouxian Power Generation Company Limited. This joint venture company was established by the Company, together with Huadian International and Zoucheng Municipal Assets Operation Company on November 21, 2007. The registered capital of Huadian Zouxian Power Generation Company Limited, is RMB3,000 million, of which the Company contributed RMB900 million, representing approximately 30% of the registered capital.

According to the joint venture investment agreement, the joint venture company will be principally engaged in the construction, operation and management of two coal-fired generating units, each with capacity of 1,000 MW, for the Phase IV capacity expansion project of Zouxian Power Plant. This agreement is expected to foster a long-term strategic alliance between us and Huadian International, our largest customer.

Heze Nenghua’s Acquisition of the Mining Rights of Zhaolou Coal Mine

In the second quarter of 2008, we acquired the mining rights of Zhaolou Coal Mine as part of our acquisition of Heze Nenghua. We acquired approximately 95.67% equity interest in Heze Nenghua from Yankuang Group in December 2005. Pursuant to the relevant acquisition agreements, Heze Nenghua had right to acquire the mining rights of Zhaolou Coal Mine from Yankuang Group’s after Yankuang Group’s acquisition of the same mining rights. On June 28, 2006, Yankuang Group obtained the mining right permit of Zhaolou Coal Mine from the Ministry of Land and Resources. At the first extraordinary general meeting of the Company in 2008 held on January 30, 2008, the shareholders approved the acquisition of the mining rights of Zhaolou Coal Mine for a consideration of RMB747.3 million, and we obtained Zhaolou Coal Mine’s mining rights on May 5, 2008.

Capital Expenditures

Our principal source of cash in 2007 was cash generated from our operating activities. Our principal capital expenditures in 2007 were for operational expenses, the acquisition of property, plant and equipment, the distribution of shareholders’ dividends and the establishment of Huadian Zouxian Power Generation Company Limited. In 2005, 2006 and 2007, our total capital expenditure on property, plant and equipment was RMB1,290.5 million, RMB3,363.4 million and RMB2,928.0 million, respectively. For more information, see “Item 5. – Operating and Financial Review and Prospects – B. Liquidity and Capital Resources”.

Implementation of Share Reform

The table below summarizes special undertakings made by Yankuang Group as the shareholder of the original non-tradable shares pursuant to the share reform plan on March 31, 2006 and the performance status of the undertakings:

Name of Shareholders	Special Undertakings	Performance of Undertakings
Yankuang Group Corporation Limited	(1) The formerly non-tradable shares of the Company held by Yankuang Group should not be listed for trading purposes within forty-eight months from the date of execution of the share reform plan.	The relevant shares have not been listed for trading purposes.

(2)    In 2006, Yankuang Group must transfer to the Company part of its coal and power operations and new projects that are in line with the Company’s development strategies. These transfers will be made in accordance with the relevant PRC regulations and with a view to enhancing the operating results of the Company and reducing the amount of connected transactions

In 2006, Yankuang Group completed the transfer of the coal project and the electricity project contemplated in the undertakings to the Company.

Yankuang Group is in the process of implementing its other undertakings, and no material progress has been made as of the date of this Annual

Name of Shareholders	Special Undertakings	Performance of Undertakings

and competition between Yankuang Group and the Company. Yankuang Group must allow the Company to jointly participate and invest in a coal liquefaction project, which is being developed by Yankuang Group.

Report.

	3) All related expenses accrued by the share reform for the non-tradable shares should be borne by Yankuang Group.	The undertaking has been fulfilled.

B. Business Overview

Principal Products and Services

We are primarily engaged in the underground mining, preparation and sale of coal as well as the provision of railway transportation services for coal.

Coal Production

We produce premium quality, low-sulfur coal that is capable of yielding a processed coal product with an ash content as low as 5%. Our products consist principally of thermal coal and semi-soft coking coal, which are suitable for large-scale power generation and metallurgical production, respectively. The following table sets forth the ash and sulfur content, calorific value and principal applications of our coal products.

	Sulfur Content	Range of and Average Ash Content	Calorific Value	Washed	Principal Application
	%	%	(megajoule/ kilogram)

No.1 Clean Coal	0.4	7-8 average 7.6	26-28 average 27.6	Yes	High-quality metallurgical production

No.2 Clean Coal	0.5	8-10 average 9.6	26-28 average 26.8	Yes	Metallurgical production, construction, liquidize coal production

No.3 Clean Coal	0.6	9-16 average 13	24-26 average 25.3	Yes	Metallurgical production, electricity generation, coal chemical production

Lump Coal	0.6	12-14 average 13	25-26 average 25.5	Yes	Construction, power generation, coal for oven application

Screened Raw Coal	0.6	18-27 average 20.3	24-26 average 25.3	No	Power generation

Mixed Coal	0.6	22-30 average 29.3	18-22 average 20.1	Yes	Power generation

Tianchi Raw Coal	0.8	23-30, average 26.5	20-25, average 22.5	No	Power generation

Australian Clean Coal	1.25	5.0	33	Yes	Metallurgical production

In 2007, we produced approximately 35.6 million tonnes, representing a decrease of 0.4 million tonnes or 1.1%, as compared with our production in 2006. In particular, (1) the Company produced 32.8 million tonnes of raw coal, representing a decrease of 2.7 million tonnes, or 7.5%, as compared to 2006; (2) Yancoal Australia produced 1.6 million tonnes of raw coal; representing an increase of 1.1 million tonnes, as compared to 2006; and (3) Shanxi Nenghua produced 1.2 million tonnes of raw coal, representing an increase of 1.1 million tones, as compared to 2006. Yancoal Australia and Shanxi Nenghua commenced commercial production in October and November 2006, respectively.

We sold approximately 35.1 million tonnes of coal in 2007, representing an increase of 0.5 million tonnes or 1.3%, as compared to 2006. In particular, (1) the Company sold 32.5 million tonnes of coal, a decrease of 1.8 million tonnes, or 5.4%, as compared to 2006; (2) Yancoal Australia sold 1.4 million tonnes of coal, an increase of 1.2 million tonnes, as compared to 2006; and (3) Shanxi Nenghua produced 1.2 million tonnes of raw coal, an increase of 1.1 million tones, as compared to 2006.

Net sales of coal represent our invoiced value of coal sold and are net of returns, discounts, sales taxes, transportation costs, port fees and various miscellaneous fees relating to sales if the invoiced value includes transportation costs to our customers. The following table sets out our principal coal products by sales volume and net sales of coal in 2005, 2006 and 2007.

	Year Ended December 31,
	2005		2006		2007
	Sales Volume	Net Sales	Sales Volume	Net Sales	Sales Volume	Net Sales
	(‘000 tonnes)	(RMB million)	(‘000 tonnes)	(RMB million)	(‘000 tonnes)	(RMB million)
No. 1 Clean Coal	773.9	398.0	869.3	439.3	712.9	423.4
No. 2 Clean Coal	5,084.5	2,499.0	5,566.3	2,668.5	7,260.0	4,251.4
No. 3 Clean Coal	11,183.0	4,143.8	12,129.7	4,581.7	8,616.2	3,931.5
Lump Coal	485.5	209.9	555.4	237.6	693.0	390.7
Australian Clean Coal	—	—	192.4	114.4	1,422.6	661.7
Subtotal for Clean Coal	17,526.9	7,250.7	19,313.1	8,041.5	18,704.7	9,658.7
Screened Raw Coal	10,805.4	3,478.1	10,967.3	3,160.4	12,550.7	4,092.0
Mixed Coal and others	4,152.2	624.7	4,383.1	645.0	3,850.7	606.2

Total	32,484.5	11,353.5	34,663.5	11,846.9	35,106.1	14,356.9

Railway Transportation Services

In 2002, we acquired from the Controlling Shareholder our local railway transportation network (the “Railway Assets”), consisting of a total of 184 kilometers of railway track that connects our coal mines in Shandong to the national railway system, nearby distribution points and the facilities of certain key customers. As of the date of this Annual report, our railway network spanned a total length of 204 kilometers. Our ownership and operation of the Railway Assets provides us a greater degree of control over a major mode of product transportation, an additional revenue-generating source and the potential synergies of having a consolidated coal operation that comprises coal production, transportation and sales.

In addition to transporting coal among our facilities, we offer railway transportation services to customers, including the Controlling Shareholder. In 2007, we transported 17.9 million tonnes of coal on our railway network, representing a decrease of 1.6 million tonnes or 8.4% from 2006. Although our overall transportation volume decreased, our railway transportation services income was RMB203.7 million in 2007, representing an increase of RMB43.3 million or 27.0% from 2006. This increase was principally due to an increase of 3.2 million tonnes in the volume of coal transported for external sales on an ex-mine basis, for which our customers bear the transportation expenses associated with a coal purchase.

Sales and Marketing

A significant portion of our domestic sales in 2007 was made pursuant to sales contracts and letters of intent entered into during the Annual National Coal Trading Convention, while the remainder of our coal sales are based on purchase orders placed by our customers from time to time. These agreements are the result of market-based negotiations where the parties to an agreement determine the contract price. These sales contracts and letters of intent generally specify the quantity and delivery schedule in agreements to purchase coal, generally for a term not exceeding one year. The contract prices for letters of intent are generally not determined until the time of sale. The remaining portion of our sales is derived from purchase orders placed by customers throughout the year when they require additional coal.

We have a flexible credit policy and adjust our credit terms for different types of customers. Depending on the customer, we may allow open accounts, require acceptance bills or require cash on delivery. Using data from our ERP system, we consider the creditworthiness and the requested credit amount of each customer when determining the appropriate payment arrangements and credit terms, which generally do not exceed a period over 180 days. We evaluate the creditworthiness of potential new customers before entering into a sales contract with them and reassess the creditworthiness of all of our customers on an annual basis. For customers without a strong credit history, we require them to settle their accounts upon delivery. A majority of our domestic coal sales is made to power plants, metallurgical mills, chemical manufacturers and construction materials manufacturers. We have established long-standing and stable relationships with many of these companies. In addition, we export to overseas customers in East Asian countries such as Japan and Korea. Our export sales are made through export agency companies, to whom we pay a fee for them to enter into export sales contracts with foreign customers on our behalf.

In accordance with the relevant PRC regulations, the VAT export refund for our coal export sales from China decreased from 13% to 11%. The VAT export refund further decreased to 8% on May 1, 2005 and was completely abolished as of September 15, 2006. Prior to 2007, the difference between our VAT tax payable and our VAT refund, in relation to export sales of coal, was charged as a cost of our export sales. The abolishment of the VAT export refund for export coal sales decreased our cost of export sales by eliminating all VAT tax rate differentials. According to the Notice of the Customs Tariff Committee of the State Council on Revising the Provisional Tariff Rates on the Import and Export of Certain Goods (Issued by the Customs Tariff Committee of the State Council as document Shui Wei Hui [2006] No. 30), from November 1, 2006, the State will impose a 5% export tariff on certain types of exported coal. This export tariff is not applicable to the coal exported by us and is not expected to have a direct effect on us .

Net sales of coal represent the invoiced value of coal sold and are net of returns, discounts, sales taxes, transportation costs, port fees and various miscellaneous fees relating to sales if the invoiced value includes transportation costs to the customers. Sales taxes consist primarily of the resource taxes imposed by Shandong and Shanxi Provinces. According to the Notice of the Ministry of Finance and State Administration of Taxation on Revising the Standard Tariff Rates for Coal and Resources Tax in Shandong Province (issued by the Ministry of Finance and State Administration of Taxation as document Cai Shui [2005] No. 86), effective from May 1, 2005, the applicable resource tax rate for our coal mines located in Shandong Province increased from RMB2.4 to RMB3.6 per tonne on the imputed quantity of raw coal. According to the Notice of the Ministry of Finance and State Administration of Taxation on Revising the Standard Tariff Rates for Coal and Resources Tax in Shanxi Province etc. (issued by the Ministry of Finance and State Administration of Taxation as document Cai Shui [2004] No. 187), the applicable resource tax rate of our coal mines in Shanxi Province is RMB3.2 per tonne. These taxes are paid to the local tax bureau.

The following table sets out our net sales of coal by industry for 2005, 2006 and 2007:

	Year Ended December 31,
	2005		2006		2007
	Net Sales	% of Net Sales	Net Sales	% of Net Sales	Net Sales	% of Net Sales
	(RMB million)		(RMB million)		(RMB million)
Domestic sales	8,421.5	74.2	9,387.7	79.2	13,075.1	91.1
Power plant	2,357.6	20.8	2,718.6	22.9	3,317.2	23.1
Metallurgical mills	811.4	7.1	607.9	5.1	1,002.3	7.0
Construction material and chemical manufacturers	686.2	6.0	2,037.3	17.2	4,668.5	32.5
Fuel trading companies and others	4,566.2	40.3	4,023.9	34.0	4,087.1	28.5

Overseas sales (1)	2,932.0	25.8	2,459.2	20.8	1,281.8	8.9
Power plant	1,952.0	17.2	1,680.1	14.2	536.9	3.7
Metallurgical mills	967.6	8.5	779.1	6.6	745.0	5.2
Others	12.4	0.1	—	—	—	—
Total	11,353.5	100.0	11,846.9	100.0	14,356.9	100.0

(1)	Overseas sales include the Company’s export sales and Yancoal Australia’s sales.

Our domestic coal sales are concentrated in Eastern China, particularly in Shandong Province. The following table sets out our net sales of coal by geographical region for 2005, 2006 and 2007:

	Year Ended December 31,
	2005		2006		2007
	Net Sales	% of Net Sales	Net Sales	% of Net Sales	Net Sales	% of Net Sales
	(RMB million)		(RMB million)		(RMB million)
Eastern China
Shandong Province	5,697.4	50.2	6,544.7	55.2	9,224.5	64.3
Jiangsu Province	674.7	5.9	677.3	5.7	1,055.6	7.4
Zhejiang Province	536.3	4.7	449.1	3.8	492.6	3.4
Shanghai	528.8	4.7	506.6	4.3	365.4	2.5
Other provinces in Eastern China (1)	560.9	5.0	386.9	3.2	889.7	6.2
Eastern China region subtotal	7,998.1	70.5	8,564.6	72.2	12,027.8	83.8
Southern China region	423.4	3.7	801.2	6.8	803.7	5.6
Other provinces (2)	—	—	21.9	0.2	243.6	1.7
Overseas	2,932.0	25.8	2459.2	20.8	1281.8	8.9

Total	11,353.5	100.0	11,846.9	100.0	14,356.9	100.0

(1)	“Other provinces in Eastern China” includes Anhui Province, Fujian Province and Jiangxi Province whereas Southern China includes Guangdong Province and Hunan Province.
(2)	“Other provinces” refers to the sales area of coals produced by Tianchi Coal Mines in Shanxi Province for 2007.

The following table sets out our major domestic and overseas customers:

Domestic	Overseas+
Huadian Power International Corporation Limited	Mitsui Mining Co. Ltd.

Shanghai Baosteel Group Corporation.	Ube Industries, Ltd.

Jinin Hongyun Materials Ltd	Idemitsu Kosan Co. Ltd.

Shanghai Electric Fuel Ltd	Pohang Iron and Steel Co. Ltd

Zhejiang Zheneng Fuxing Fuel Ltd	Kyushu Electric Power Co. Inc.

+	Through Export Agency Companies

As of December 31, 2007, Huadian International was our largest customer. In 2005, 2006 and 2007, we provided 5.6 million, 4.9 million and 5.4 million tonnes of coal respectively to Huadian International, which represented 13.7%, 11.5% and 12.2% of our net sales of coal, respectively. A substantial portion of Huadian International’s coal purchases was, in turn, supplied to Zouxian Power Plant. Zouxian Power Plant’s total demand for coal in 2007 was 9.0 million tonnes. We provided an estimated 83.6%, 92.9% and 60.8% of Zouxian Power Plant’s annual coal requirement in 2005, 2006 and 2007, respectively. Our sales volume and net sales of coal generated from Zouxian Power Plant increased from 2006 to 2007. However, Zouxian Power Plant underwent a capacity expansion in the fourth quarter of 2006 and therefore, significantly increased its coal demand in 2007. As a result, the coal we supplied decreased as a percentage of Zouxian Power Plant’s total coal demand in 2007. Nevertheless, we expect to continue our role as the major coal supplier for Zouxian Power Plant. In addition, we also increased our sales to construction materials and chemicals manufacturers from 2005 to 2007, who generally purchase our coal at a higher price than power plants.

We have entered into a sale and purchase agreement with Huadian International to provide 7.3 million tonnes of coal for its operations during 2008 at a price of RMB470.15 per tonne. This agreement represented a 2.5 million tonne or 52.1% sales volume increase and a RMB129.12 or 37.9% price increase per tonne of coal. We estimate that we will generate approximately RMB3,432.1 million in sales from this agreement.

In 2005, 2006 and 2007, net sales to our five largest domestic customers accounted for 20.2%, 22.4% and 26.0%, respectively, of our total net sales of coal.

Excluding the sales of Yancoal Australia, we exported 7.3 million, 6.3 million and 3.2 million tonnes of coal in 2005, 2006 and 2007, accounting for approximately 10.2%, 9.9% and 3.2% of the PRC’s total coal export volume in the respective periods. Our Company’s export sales as a percentage of our total net sales of coal decreased from 19.8% in 2006 to 4.3% in 2007. We have decreased our export sales in recent years as domestic coal prices have exceeded export coal prices and made domestic sales more profitable. Most of our major overseas end-users are located in East Asian countries, such as Japan and Korea, with Japan being our largest export market. Even though we conduct all of our export sales from the PRC through export agency companies, we have established close relationships with our overseas customers.

Our sales and marketing department conducts routine customer visits and customer satisfaction surveys to keep abreast on market developments and continually improve our business. In addition, we collect market information throughout Eastern China and Southern China, which is used by the entire Company for business planning and execution purposes.

Product Pricing

The pricing for our products is generally based on negotiation between contracting parties that reflect market conditions. However, a portion of our thermal coal sales may be affected by pricing guidance announced by the PRC Government from time to time or subject to temporary price controls. See “Item 3. – D. Risk Factors—Our products may be subject governmental price control measures, which may adversely affect our profitability.”

We consider the following when we make pricing decisions: (i) prevailing prices in the relevant local coal markets (inclusive of transportation costs); (ii) the grade and quality of the coal; and (iii) the strength of our customer relationship with the potential purchaser. In most domestic sales transactions, customers bear the transportation costs for the delivery of the coal. Our sales and marketing department has access to domestic and international market information through our data center, enabling us to closely monitor pricing developments in our principal markets. Although we do not have direct export rights, export prices are determined by us, the Exports Sales Companies, and our final customers after negotiations.

Product Delivery

Most of our major customers are located in Eastern China and, the remaining customers are located in Southern and Northern China. We primarily use railways and the highways to transport our coal. To a lesser extent, we also to ship our coal on domestic and international shipping lanes.

With our railway network, we are able to deliver coal directly to our largest end-user customer, Zouxian Power Plant. Our railway network also connects to the national railway system, enabling us to deliver products to other consumers.

We also deliver our coal on the national railway system to ports such as, Rizhao, Qingdao and Lianyungang, from which we ship coal to customers. Rizhao port is our main port for shipping coal. We also use the Beijing-Shanghai railway line to access Qingdao and Lianyungang ports. In 2005, 2006 and 2007, approximately 54.4%, 50.2% and 37.3% of our total net sales of coal, respectively, were derived from sales of coal that were transported on the PRC national railway system. The decrease primarily resulted from a decrease in our export sales of coal, which are generally transported on the national railway system to the export port.

We also use the Beijing-Hangzhou Grand Canal to ship coal on barges to customers located in the area serviced by the canal. In 2003, we funded the construction of the Jining Siheco Coal Port to develop the coal market surrounding the Beijing–Hangzhou Grand Canal, which commenced operations in the first quarter of 2004.

In the Shanxi Province, we use the Yangshe Railway that intersects the Tianchi Coal Mine area to directly deliver coal to Hebei Province and nearby areas, as well as to connect to various national railways.

To transport Yancoal Australia’s coal products to Newcastle Port in Australia, we use the private railway networks of other transportation providers and use the Australia’s state railways.

Mining Processes

Our underground mining operations consist of four main steps: tunneling, coal extraction, transportation and coal preparation. The tunneling process is necessary for the construction of underground roadways, which is required for the installation of mining equipment. We conduct a majority of our tunneling using high-powered headers and use this method whenever geological conditions permit. When the use of headers is not feasible, we use explosives to excavate tunnels. Coal extracted during tunneling is carried by conveyor belts to our underground storage bunkers to be stored together with coal extracted from the coal work-faces. Rock and other minerals produced during the excavation of roadways are separated and transported out of the mine.

The extraction process is completed by a standardized and fully mechanized longwall operation, which includes shearers that work in conjunction with conveyers to cut and transport the coal away from the longwall work-face. For coal seams up to 4.5 meters, we use a fully mechanized method to extract coal from the longwall work-face. For coal seams that are thicker than 4.5 meters, we add a caving method to the fully mechanized longwall mining operation, whereby coal beyond the reach of our shearers collapse in a controlled manner as the coal support under it is removed and are collected by conveyers positioned behind the roof supports. Coal is then transported away from a longwall work-face by a series of conveyors located before and behind the system of hydraulic roof supports. Roof supports provide continuous support and coverage along the length of the work-face and also facilitate the advancement of the conveyors and shearers with the use of horizontal hydraulic rams positioned at the base of each support. Our hydraulic roof supports are manufactured in China.

The shaft hoist system equipment that we use at most of our mines is imported. Coal is transported from the coal shaft either to a surface storage or directly to a coal preparation plant. In addition to the main coal shaft, each mine also has a service shaft, which is used by workers or to transport equipment throughout the underground mines. There are also supplemental roadways and rail systems in the mines that provide a means of underground transportation for workers and equipment.

After raw coal is carried to the surface, it undergoes a mechanized selection process that separates coal from other mineral materials. A small portion of such selected coal is directly sold to customers as raw coal, and the remainder is transported to our coal preparation plants for further processing and classification. Each of the Six Coal Mines and Austar Coal Mine has a coal preparation plant. In general, the coal-washing conducted in our coal preparation plants include a water bed washing and separation process by jig machines, a sink-and-float separation process and a final floating separation process. Most of the equipment used in our coal preparation plants is automated, enabling our personnel to exercise precise control over the ash content and grade of our processed coal. The aggregate recovery rate of our coal preparation plants was 72.9%, 75.9% and 78.4% in 2005, 2006 and 2007, respectively.

Materials, Water and Energy Supply

The primary materials we use to conduct our coal mining and processing operations are: (i) steel to support work-faces and underground tunnels; (ii) cement for the construction of underground tunnels and ground structures; and (iii) water used in our production process. We source our steel principally from Anhui Maanshan Iron & Steel Co. Ltd and Jinan Steel Holdings Co., Ltd. We source our cement and water principally from the Controlling Shareholder pursuant to the Materials and Services Supply Agreement and its supplemental agreements. The price of materials is set at market rates or determined through negotiation. We believe that we have well-established, cooperative relationships with our suppliers, enabling us to secure reliable supplies of materials required in our production process. We believe that a number of alternative suppliers exist for our key materials, and, therefore, we do not foresee any difficulty in obtaining adequate supplies of key materials.

In 2005, 2006 and 2007, purchases from our largest supplier accounted for approximately 1.8%, 3.3% and 3.8%, respectively, of our total cost of sales and service provided. In the same periods, 7.5%, 6.6% and 8.4%, respectively, of our total cost of sales were attributable to purchases from our five largest suppliers.

We use significant amounts of electricity in our operations. Electricity prices in China are regulated by the government. Our total electricity costs amounted to RMB291.6 million, RMB345.2 million and RMB387.5 million in 2005, 2006 and 2007, respectively. We have not experienced any material disruption in our electricity supply in the past three years.

Our costs for materials, water and electricity supplies amounted to RMB1,638.4 million in 2007, representing a decrease of RMB41.8 million, or 2.5%, from RMB1,680.2 million in 2006.

Quality Control

Coal Production

In each of our coal mines located within the PRC, we have implemented a quality assurance program pursuant to which we closely control quality throughout the production and transportation of our coal. Utilizing advanced processing technology and management techniques, our coal preparation plants are able to separate both metal impurities, such as blasting caps, and non-metal impurities, such as scraps of wood and plastic, from coal. Our sales and marketing department has a quality inspection division, which conducts spot inspections on our coal with the objective to improve quality.

Nantun Coal Mine, Xinglongzhuang Coal Mine, Baodian Coal Mine, Dongtan Coal Mine, Jining II Coal Mine, Jining III Coal Mine and Tianchi Coal Mine have all obtained ISO 9002 quality and ISO 14000 environmental management certification.

Yancoal Australia has hired CCI Australia Pty Ltd. to supervise and inspect the quality of the coal produced from the mining operations of Austar Coal Mine to ensure quality control and improve quality.

Railway Assets

We continually endeavor to improve the quality of our railway network to meet the quality of our coal production. Our Company has obtained ISO 9001 quality accreditation, ISO 14001 environmental management certification and GB/T19022-2003 management certificate for the operation of our Railway Assets.

Safety Control

We have implemented a safety control program based on our specific requirements and in compliance with the Coal Law, the National Mining Safety Law and other safety regulations promulgated by relevant governing authorities. The compensation of the officers and managers of each division reflects the division’s safety record. Each of our mines has a safety inspection unit which is responsible for the supervision and inspection of our mining activities. We also use the Controlling Shareholder’s safety training center to provide systematic training to our personnel. We reward employees who report potential unsafe conditions to encourage proactive prevention of accidents.

As a result of our safety control program, we have been able to maintain a solid safety record. Our workers’ fatality rate per million tonnes of raw coal produced was 0.087 in 2005 and 0.11 in 2006. In 2007, our fatality rate reached zero.

Environmental Protection

We are subject to PRC environmental protection laws and regulations which currently impose fees for the discharge of waste material and fines on severe polluters and authorize the PRC Government to close any facility which fails to comply with orders to cease or bring into compliance with relevant laws and regulations operations causing environmental damage. We believe all of our facilities are in compliance with the requirements of the relevant PRC environmental protection laws and regulations. In addition, Yancoal Australia’s operation in Australia is compliant with relevant Australian environmental protection laws and regulations.

According to the labor and services agreement approved by our shareholders, the Controlling Shareholder will provide environmental services to us. In 2007, we paid the Controlling Shareholder a total of RMB26.7 million for environmental protection services to reduce the effects of our operations on the environment.

Insurance

In accordance with what we believe is the customary practice among PRC coal mining entities, we do not maintain fire, casualty or other property insurance to cover our properties, equipment or inventory other than for our vehicles. In addition, we do not maintain any business interruption insurance or any third party liability insurance to cover claims in respect of personal injury, property or environmental damage arising from accidents on our properties or relating to our operations, other than third party liability insurance with respect to our vehicles. We do not maintain any insurance policy to cover our railway network or its operation. We have, in accordance with relevant laws, set aside approximately 2.0% of each employee’s total remuneration for personal injury insurance and currently maintain personal injury insurance for our employees.

Competition

Coal Production

The PRC coal industry is characterized by a large number of small scale enterprises and the wide geographical distribution of coal reserves. However, there are relatively few large scale coal production enterprises. Statistics from the China Coal Industry Association show that, in 2006, the PRC coal industry had:

•

32 coal mining entities with a production capacity that exceeded 10.0 million tonnes, which collectively produced approximately 1,028.0 million tonnes of coal and accounted for 44.2% of national production;

•

12 coal mining entities with a production capacity that exceeded 30.0 million tonnes, which collectively produced approximately 717.0 million tonnes of coal and accounted for 31.0% of national production;

•

five coal mining entities with a production capacity that exceeded 50.0 million tonnes, which collectively produced approximately 479.0 million tonnes of coal and accounted for 21% of national production; and

•	only Shenhua Group Corporation had a production capacity that exceeded 100.0 million tonnes, at 203 million tonnes of coal, which accounted for 8.7% of national production.

The table below sets forth the top ten coal production enterprises in the PRC by production volume in 2006:

	Raw coal production (in million tonnes)	Percentage of the total raw coal production in the PRC
		(%)
Shenhua Group Corporation	203.0	8.5%
China Coal Group	90.6	3.8%
Shanxi Coking Coal Group Company	70.0	2.9%
Datong Coal Mining Group Company	61.8	2.6%
Heilongjiang Longmei Mining (Group) Co. Ltd.	53.7	2.3%
Xiamei Group Corporation	38.7	1.6%
Our Company	36.1	1.5%
Yangquan Coal Group Co.	35.4	1.5%
Huainan Mining Group Co.	33.5	1.4%
Lu’an Coal Mining Group	31.6	1.3%

Total	654.4	27.5%

Source: China Coal Industry Association

We principally compete in two markets: the PRC domestic market and the East Asian market. The PRC domestic coal market is characterized by a significant number of coal suppliers and the absence of a dominant nationwide supplier. The domestic coal market is segmented principally by: (i) geographical region, as a result of the significant costs associated with transporting coal and (ii) coal quality, which is categorized by ash and sulfur content levels, calorific value and the extent and quality of washing or processing. We compete principally on the basis of the availability and costs of transportation, coal quality and reliability of delivery.

Our domestic competitors primarily include a number of coal mines located in Shanxi Province, Shaanxi Province and the Inner Mongolia Autonomous Region. Certain of our competitors from these regions have substantial reserves and favorable geological conditions. However, these competitors incur significant transportation costs when they supply to end-user customers located in Eastern China. In addition to coal mines located in Shanxi Province, Shaanxi Province and Inner Mongolia Autonomous Region, we also compete to a certain extent with local mines located in proximity to our customers.

Coal mining companies that supply to power plants generally have long-term, well-established relationships with their customers. PRC power plants typically specify their future coal suppliers in their feasibility studies and customize the design of their power generation equipment to use the type and quality of coal produced by their selected suppliers. A power plant that changes one of its coal suppliers will have to bear the costs and risks associated with modifying its power generation equipment to operate using the new supplier’s coal.

We export coal to several countries in East Asia, including Japan and Korea. These countries have high energy consumption levels but limited coal reserves, creating a significant demand for imported coal. With respect to export sales, we compete with certain major overseas coal mining companies, most of which are located in Australia and Indonesia.

Railway Operation

Our railway network connects us to the national railway system and provides us access to Zouxian Power Plant, our largest end-user customer. We use our railway network to provide railway transportation services for our own internal use as well as to the Controlling Shareholder and other customers. We do not face significant competition from other railway operators. However, we may compete with other surface transportation services that can service the same region as our railway network.

Seasonality

Our business operation is not affected by seasonality.

Regulatory Overview

Coal Law

On August 29, 1996, the PRC Government promulgated the People’s Republic of China Coal Law (the “Coal Law”), which became effective on December 1, 1996. The Coal Law sets forth requirements for the operation of all coal mines, including state-owned mines and privately owned mines, which regulates resource exploitation planning, new mine approvals, mining and work safety permits, safety standards, coal processing, business management, sustainable use of mine areas and worker safety and administrative supervision.

According to the Coal Law, entities seeking to establish mining enterprises must apply to the relevant government office and obtain all necessary approvals. The Ministry of Land and Resources will grant an applicant entity a mining permit upon approving its application. Thereafter, an entity must obtain a coal production permit and a coal operation permit and other related quality permits before it commences coal production and the domestic sale of coal. The PRC Government is in the process of amending the Coal Law, to improve the coordination of the national development plan for coal mining and utilization of coal resources as well as to address the need for effective penalties or to strengthen enforcement of existing provisions in the Coal Law.

Mining activities in the PRC are also subject to the People’s Republic of China Mineral Resources Law (“Mineral Resources Law”), which was promulgated by the PRC Government on March 19, 1986 and amended on August 29, 1996. The Mineral Resources Law regulates any matters relating to the planning or the exploration, exploitation and mining of mineral resources. According to the Mineral Resources Law, all mineral resources in China, including coal, are owned by the State. Except under limited circumstances, any enterprise planning to engage in the exploration, development and mining of mineral resources must first apply for and obtain exploration rights and mining rights before commencing the relevant activities. The Mineral Resources Law generally prohibits the transfer of exploration and exploitation rights except under limited circumstances.

We are principally subject to the supervision and regulation by the following agencies of the PRC Government:

•

the State Council, the highest level of the executive branch, which is responsible for the examination and approval of major investment projects specified in the Catalogue of Investment Projects released by the PRC Government in 2004;

•

the National Development and Reform Commission, which formulates and implements major policies concerning China’s economic and social development, examines and approves investment projects exceeding certain capital expenditure amounts or in specified industry sectors, including the examination and approval of foreign investment projects and formulates industrial policies and investment guidelines for natural resource industries, such as the coal industry. In addition, the NDRC administers coal export activities and export quotas jointly with the Ministry of Commerce. The NDRC is also responsible for the evaluation and implementation of the pricing mechanism that links the prices of coal and power;

•

the Ministry of Land and Resources (“MLR”), which has the authority to grant land use licenses and mining right permits, approve the transfer and lease of mining rights, and review the transfer price of mining rights and reserve estimates;

•

the State Administration of Coal Mine Safety (“SACMS”), which is responsible for the implementation and supervision of the relevant safety laws and regulations applicable to coal mines and coal mining operations;

•

the Ministry of Railways (“MOR”), which supervises China’s railway operations and provides strategic development plans for railway transportation. The MOR, together with the NDRC, reviews all applications for railway construction plans, including railways designated or used for coal transportation; and

•	the State Environmental Protection Administration of China (“SEPA”), which supervises and controls environmental protection and monitors China’s environmental system at the national level.

The following is a summary of the principal laws, regulations, policies and administrative directives to which we are subject.

Pricing

Until 2002, the production and pricing of coal have generally been subject to close control and supervision by the PRC Government, which centrally manages the production and pricing of coal. Previously, the price of coal was determined based on a government-devised pricing guideline which sets out suggested prices for coal. To effectuate the transformation from a planned economy to market economy practices, the PRC Government eliminated the state guideline prices for coal on January 1, 2002 and allowed the pricing for all types of coal to be determined in accordance with market demand. However, as the PRC Government continues to maintain control over the national railway system, which is the primary means to transport coal in China, the PRC Government may continue to exert influence over the pricing of coal through its allocation of railway transportation capacity for coal.

However, under the Price Law of the People’s Republic of China, promulgated on December 29, 1997, effective beginning May 1, 1998, the PRC Government reserved the right to intervene in the event of an actual increase or potential increase in the prices of important products such as coal. The State Council and the provincial governments, autonomous regions and municipalities directly under the PRC Government may adopt intervention measures, such as restricting the ratio of price differentials or of profits, and imposing price limits, etc. In August 2004, the NDRC issued a notice setting forth temporary measures to be imposed on thermal coal prices for certain regions. In December 2004, the NDRC issued a notice setting forth guidelines for pricing of thermal coal sales in 2005. Under these guidelines, coal suppliers and their customers may not negotiate for the sale of coal at prices beyond the government suggested price range.

Similar to coal pricing, the production and supply of coal, which is dictated by the PRC Government’s annual state coal allocation plan, has been gradually liberalized and largely determined by market forces. Major domestic coal suppliers and coal purchasers attend the Annual National Coal Trading Convention to negotiate and discuss the price and quantity of coal to be supplied and purchased for the coming year through the signing of letters of intent and short and long-term supply contracts.

On December 18, 2006, the National Development and Reform Committee issued the Notice Relating to the Good Preparation for Inter Provincial Coal Production Transportation Works (Fa Gai Yun Xing [2006] No. 2867). According to the notice, in 2007, policies should be implemented to encourage the reform of the market system for determining coal prices by allowing parties to negotiate prices in accordance with market demand and coal quality. On December 27, 2006, the relevant government departments and entities such as the National Development and Reform Committee for railway operations and Transportation Department convened for a 2007 coal industry video and telephone conference. This symbolized the end of the Annual National Coal Trading Convention that has been in place for over 50 years. On November 23, 2007, the NDRC promulgated the Coal Industry Policy, which promotes the use of market mechanisms to set coal prices and the establishment of fair trade rules.

Fees and Taxes

The table below sets forth material taxes and fees that are imposed upon coal producers in China, as well as reserves which we are required to set aside.

Item	Base	Rate
Corporate income tax	Taxable income	25% , 15% or 7.5%

VAT	Revenue from domestic sales	13%

	Revenue from export sales	13%

Business tax	Revenue from service	3% or 5%

City construction tax	Amount of VAT and business tax	5% to 7%

Education surcharge	Amount of VAT and business tax	3%

Local education surcharge	Amount of VAT and business tax	1%

Resource tax	Aggregate volume of raw coal sold or used (1)	RMB3.6 per tonne (Shandong Province) RMB3.2 per tonne (Shanxi Province)

Compensation for the depletion of coal resources	Proceeds from coal sales	1%

Future development pension fund	Volume of raw coal produced	RMB6.5 to RMB8 per tonne

Safety fund	Volume of raw coal produced	RMB3 to RMB8 per tonne

Price adjustment fund	Volume of raw coal produced	RMB8 per tonne

(1)	The resource tax applicable to our coal operation in Shandong and Shanxi Provinces is calculated by multiplying the aggregate volume of raw coal sold and raw coal consumed in the production of clean coal by the applicable per tonne resource tax in the respective province.

Under the Mineral Resources Law, if mining results in damage to arable land, grasslands or forest areas, the mining enterprise must take effective measures to return the land to an arable state, plant trees or grass or take other measures to restore the area. The Mineral Resources Law and other applicable laws and regulations also state that anyone who causes others to suffer loss in terms of production or living standards is liable for the loss and must compensate the affected persons and remedy the situation. In addition, the Mineral Resources Law also provides for (i) regulations concerning labor safety and hygiene and (ii) environmental protection.

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

Regulations Concerning Imports and Exports of Coal

In the PRC, the import and export of goods and technologies and the provision of international trade services are governed by the Foreign Trade Law, which was promulgated on May 12, 1994 and amended on April 6, 2004 and became effective, as amended, on July 1, 2004. Imports of coal into China are subject to import tariffs. Pursuant to China’s commitment under its World Trade Organization agreement, tariff rates for coal imports are expected to be reduced. Under the amended Foreign Trade Law, the Cargo Import and Export Ordinance and the Administrative Measures of Coal Export Quota, coal exports remain subject to State control and require governmental approval. Currently, there are only four authorized coal exporters, Shenhua Coal Trading Company Limited, China Coal Energy Group Company, China National Minerals Import and Export Company Limited and Shanxi Coal Import and Export Group Company.

Pursuant to regulations promulgated in January 2004, China’s coal exports have been subject to government approval since July 1, 2004, under which the NDRC and the Ministry of Commerce are responsible for determining China’s national coal export quota and for allocating the quota among the authorized coal exporters. The total quota will take into consideration China’s economic needs, the proper use of coal resources, the PRC Government’s economic policy and the dynamics of the domestic and international coal markets. Each year, after the NDRC publishes the total coal export quota for the following year, authorized coal exporters are required to submit written applications for the following year’s quota to the NDRC. The NDRC and the Ministry of Commerce then allocate the annual quota for the following year among the authorized coal exporters. The quota of each year expires on December 31 and may not be carried over. Upon receiving a quota approval, authorized coal exporters may apply for coal export permits to the relevant authority designated by the MOFCOM. Authorized coal exporters are also required to report their monthly quota usage to the NDRC.

The regulations provide that quotas may be adjusted in the event of:

•	a major change in the international market;

•	a major change in domestic coal resources;

•	an imbalance in the usage of the coal export quota by an authorized coal exporter compared to its allocation of the coal export quota; and

•	other circumstances which require an adjustment to the coal export quotas.

The total national quota approved for 2006, 2007 and 2008 was 80 million, 70 million and 53 million tonnes, respectively.

The PRC Government VAT refund has been completely abolished since September 15, 2006. According to the Notice of the Customs Tariff Committee of the State Council on Revising the Provisional Tariff Rates on the Import and Export of Certain Goods (Issued by the Customs Tariff Committee of the State Council as document Shui Wei Hui 2007 No. 8), from June 1, 2007, the State will impose certain a 15% tariff on coke products and a 10% tariff on tar products. This export tariff is not applicable to our exported coal, and we were not required to pay this export tariff. The state policy, therefore, does not directly affect us.

Domestic Trading of Coal

Pursuant to the Measures for the Regulation of Coal Operations promulgated by the NDRC on December 27, 2004, the State implemented a system to examine the qualifications of a entity to engage in coal operations, including the wholesale and retail of raw coal and processed coal products and the processing and distribution of coal for civilian use. Before an entity can engage in coal operations, it must obtain a coal operation qualification certificate. A coal production enterprise that deals in coal products produced and processed by a third party is required to obtain a coal operation qualification. An enterprise may not deal in coal products produced and/or processed by a coal mine enterprise that does not have a coal production permit. An enterprise is also prohibited from selling coal products to a coal operation enterprise that does not have coal operation qualifications.

Although the PRC Government indirectly influences coal prices through its broad regulation of electricity prices and control over the allocation of national railway transportation capacity, domestic coal prices have mainly been driven by the market since 2002, when the PRC Government eliminated the price control measures for coal used in power generation. Prior to 2006, however, the PRC Government continued to implement temporary measures to prevent and control any unusual fluctuations in thermal coal prices. This, among other reasons, has caused thermal coal contract prices for major users to be generally lower than spot market prices during this period. On January 1, 2006, the NDRC announced the elimination of such temporary intervention practices on thermal coal prices, effectively removing national price controls on thermal coal, including contract prices major thermal coal users. However, a portion of our thermal coal sales may be affected by pricing guidelines announce by the PRC Government from time to time or subject to temporary price controls. See “Item 3. – D. Risk Factors – Our products may be subject to governmental price control measures, which may adversely affect our profitability.”

Environmental Protection Laws and Regulations

Pursuant to the Environmental Protection Law, the State Environmental Protection Administration is authorized to formulate national environmental quality and discharge standards and to monitor China’s environmental system at the national level to protect the environment. Environmental protection bureaus at the county level and above are responsible for environmental protection within their respective jurisdiction.

Environmental regulations require companies to file an environmental impact report with the relevant environmental authority for approval before undertaking the construction of a new production facility or any major expansion or renovation of an existing production facility. Once they are built, approved facilities may not commence operations until the relevant environmental authority has performed an inspection and has found that the facilities are in compliance with environmental standards.

Mining operations, including both open pit mines and underground mines, may adversely affect surface and underground land and cause water pollution, landslides and other types of environmental damage. To manage the adverse effects that the coal industry has on the environment, China has promulgated a series of laws and regulations. Through these laws and regulations, China has established national and local environmental protection legal frameworks and issued standards applicable to emission controls, discharges of wastes and pollutants to the environment, generation, handling, storage, transportation, treatment and disposal of waste materials by production facilities, land rehabilitation and reforestation.

The Environmental Protection Law, promulgated by the National People’s Congress on December 26, 1989, is the primary law for environmental protection in China. The law establishes the basic principle for planned economic growth, social progress and environmental protection, and defines the rights and duties of governments at all levels. Local environmental protection bureaus may set more stringent local standards than the national standards and enterprises are required to comply with the more stringent of the two. The PRC Environmental Protection Law requires any entity operating a facility that produces pollutants or may create a hazard to incorporate environmental protection measures into its operations and to establish an environmental protection responsibility system, which must adopt effective measures to control and properly dispose waste materials.

New construction, expansion or reconstruction projects and other installations that directly or indirectly discharge pollutants will be subject to relevant state regulations governing environmental protection for such projects. Entities undertaking such projects must submit a pollutant discharge declaration statement detailing the amount, type, location and method of treatment to the competent authorities for approval. The authorities will issue a pollutant discharge license to the construction project operator specifying the amount of permitted discharge and the corresponding discharge fees. The release of pollutants is subject to monitoring by the competent environmental protection authorities. If an entity discharges more than the amount permitted by the pollutant discharge license, the local environmental protection bureau can fine the offending entity up to several times the discharge fees, require the offending entity to close its operations, or take other measures to rectify the violation.

In the environmental impact statement of a construction project, the project operator must assessment the pollution and environmental hazards the project is likely to produce and its impact on the ecosystem and measures for their prevention and control. The operator must submit the statement according to the specified procedure to the competent environmental protection authority for examination and approval. The construction of sewage outlets within any water conservancy projects, such as canals, irrigation channels and reservoirs, shall be approved by the competent authority in charge of water conservancy projects.

Facilities for the prevention and control of pollution must be designed, constructed and implemented simultaneously with the primary construction contemplated by a project. These facilities must be inspected by the competent environmental protection authority and determined to conform with specified requirements before they can be implemented.

In addition, the Regulations on Coal Dust Control at Ports and Railway Environmental Protection Regulations, both require port or railway operators to take measures to limit coal dust pollution.

The rehabilitation of mining sites is another priority of the PRC Government. Under the Law of Land Administration of the People’s Republic of China, promulgated on June 25, 1986, and amended on August 28, 2004, and the Land Rehabilitation Regulations, issued by the State Council in 1988 and effective beginning January 1, 1989, coal producers must undertake measures to restore a mining site to its original state within a prescribed time frame if their mining activities result in damage to arable land, grassland or forest. The rehabilitated land must meet rehabilitation standards, as required by law from time to time, and may only be subsequently used upon examination and approval by the land authorities. A coal producers’ failure to comply with this requirement or its failure to return the mining site to its original state will result in the imposition of fines, rehabilitation fees and/or rejection of applications for land use rights by the local bureau of land and resources.

Emissions of waste water by coal mines and coking plants are regulated by the Law on Prevention and Control of Water Pollution of the People’s Republic of China, promulgated by the National People’s Congress in 1984 and effective as amended on February 28, 2008, and the Administrative Regulations on the Levy and Use of Discharge Fees, issued by the State Council on January 2, 2003 and effective July 1, 2003. Any new construction projects, such as coal mines and coking plants, must submit an environmental impact statement, which shall include an assessment on the water pollution hazards the project is likely to produce and its impact on the ecosystem. The environment impact statement must also contain measures to prevent and control the water pollution hazards. Every new production facility must be equipped with waste water processing facilities which must be put in use together with the production facilities. Construction projects that discharge pollutants into water shall pay a pollutant discharge fee in accordance with state regulations.

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

The Measures for Implementing Work Safety Permits in Coal Mine Enterprises

The State Administration of Work Safety and the SACMS issued “The Measures for Implementing Work Safety Permits in Coal Mine Enterprises”, which became effective on May 17, 2004 and the Notice on Administration of Work Safety Permits in Coal Mine Enterprises, which became effective on November 8, 2007. Pursuant to this document, a coal mine enterprise without a work safety permit may not engage in coal production activities. Coal mining enterprises and their mines that do not satisfy the safety conditions set forth in these documents, or those that violate the provisions of this document, will be punished accordingly. Coal mine enterprises that remain compliant with the requirements set in these documents may apply for administrative approval to extend the validity period of their Work Safety Permits.

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

C. Organizational Structure

As of the end of 2007, our Company consisted of 17 departments, namely the Secretariat of the Board of Directors, Audit Department of the Board of Directors, Department of Coordination, Department of Human Resources, Department of Financial Planning, Enterprise Management Department, Information Management Department, Enterprise Development Department, Risk Management Department, General Control Center, Department of Production Technology, Department of Safety Inspection, Electrical Engineering and Power Department, Ventilation and Dust Elimination Department, Geological Survey Department, Community Relationship Office and Technical Center.

The diagram below illustrates our organizational structure as of December 31, 2007:

*	with the exception of Yancoal Australia Pty Limited and Austar Coal Mine Pty Limited, all of our Subsidiaries are located in the PRC

D. Property, Plants and Equipment

Real Property and Leasehold Property

As of December 31, 2007, the net book value of our property, plant and equipment was RMB13,524.6 million. The Six Coal Mines and their production and ancillary facilities are primarily located in Shandong Province. We also own some assets in Shaanxi Province and Shanxi Province as well as in Australia. As of December 31, 2007, our Company collectively occupied an area of approximately 22.8 million square meters, of which 5.6 million square meters is occupied by the Company in Shandong Province. Shanxi Nenghua owns 258,406.7 square meters of land, Yulin Nenghua owns 698,000 square meters of land and Yancoal Australia owns 16.2 million square meters of land. Under PRC law, we have freely transferable land use rights for a term of 50 years commencing from the respective dates when we acquired such land use rights in the PRC. In addition, land ownership held by Yancoal Australia is not subject to expiration pursuant to Australia law. Based on our business development requirements, we will seek opportunities to acquire additional land and to obtain the relevant governmental approvals. We are in the process of applying to the appropriate authorities to obtain relevant title certificates for certain of our properties.

Coal Mines and Production Facilities

Existing coal mines

The Six Coal Mines currently operated by us are all located in the southwestern part of Shandong Province. All of these mines are connected by our railway network, which provides access to our customers either directly or through the PRC national railway or highway system. We completed the acquisition of Austar Coal Mine on December 24, 2004.

We acquired 95.67% equity interest in Heze Nenghua on December 7, 2005 and increased our ownership interest to 96.67% on April 20, 2007. Heze Nenghua is primarily engaged to conduct the initial preparation of the Zhaolou, Wanfu and other coal mines located at the Juye Coalfield, including (i) obtaining the approvals for coal mine projects, (ii) applying for the necessary coal exploration rights, and (iii) preparing for the construction of the coal mines.

In 2006, we acquired 98% equity interest in Shanxi Nenghua, which was owned by Yankuang Group. Subsequently, in February 2007, Yanzhou Coal acquired the remaining 2% equity interest in Shanxi Nenghua from Yankuang Group’s subsidiary, Lunan Fertilizer Plant. Shanxi Nenghua is primarily engaged in the management of our investment projects in Shanxi Province, consisting primarily of the operations of Tianchi Coal Mine and Tianhao Chemicals’ 100,000 tonne methanol project.

The map below shows the locations of the Six Coal Mines in Shandong Province and the connection of the railway system :

The map below shows the location of Austar Coal Mine:

The map below shows the location of Tianchi Coal Mine:

All of our coal mines are underground mines. The following table sets out detailed information for each of our Six Coal Mines in the southwestern part of Shandong Province:

	Nantun	Xinglong Zhuang	Baodian	Dongtan	Jining II		Jining III	Total
Background data:
Commencement of construction	1966	1975	1977	1979	1989		1993	N/A
Commencement of commercial production	1973	1981	1986	1989	1997		2000	N/A
Coalfield area (square kilometers)	35.2	59.81	36.4	60.0	87.1		105.1	383.61
Reserve data:(1) (millions tonnes as of December 31, 2007)
Total in-place proven and probable reserves(2)(3)	125.41	340.80	299.64	471.33	422.07		239.29	1,898.55
Mining recovery rate (%)	79.38	79.00	79.36	84.38	78.81		80.60	N/A
Coal preparation plant recovery rate (%) (4)	71.33	93.97	86.22	71.18	79.42		65.68	N/A
Depth of mine (meters underground)	397.0	429.2	474.7	710.0	593.0		556.0	N/A
Average thickness of main coal seam (meters)	8.60	8.29	8.81	8.41	6.78		6.20	N/A
Type of coal	Steam	Steam	Steam	Steam	Steam		Steam	N/A
Leased/owned	Owned	Owned	Owned	Owned	Owned		Owned	N/A
Assigned/unassigned(5)	Assigned	Assigned	Assigned	Assigned	Assigned		Assigned	N/A
Average calorific value (Kcal/kg)	5,572	5,881	5,890	5,586	5,467		5,412	N/A
Sulfur content (%)	0.74	0.47	0.52	0.60	0.56		0.52	N/A
Production data: (million tonnes)
Designed raw coal production capacity	2.4	3.0	3.0	4.0	4.0		5.0	21.4
Designed coal preparation input capacity	1.8	3.0	3.0	4.0	3.0		5.0	19.8
Raw coal production
1994	2.9	3.9	3.3	3.5	—		—	13.6
1995	3.6	3.8	3.6	3.8	0.2	(6)	—	15.0
1996	4.0	4.0	4.1	4.9	0.4	(6)	—	17.4
1997	3.9	4.1	4.0	4.9	0.8	(6)	—	17.7
1998	4.2	5.0	4.3	5.4	1.8		—	20.7
1999	4.0	6.1	4.7	6.1	3.2		—	24.1
2000	4.5	6.2	5.3	6.7	4.8		—	27.5
2001	4.9	6.6	6.2	7.1	4.1		5.1	34.0
2002	3.6	7.1	6.4	8.1	5.2		8.0	38.4
2003	4.7	7.0	7.3	8.2	6.0		10.1	43.3
2004	4.1	7.4	7.0	8.5	4.9		7.3	39.2
2005	4.0	6.6	5.0	7.5	4.5		7.0	34.6
2006	3.9	7.2	5.6	8.0	4.0		6.8	35.5
2007	3.9	6.8	5.8	7.6	3.4		5.3	32.8
Cumulative raw coal production as of December 31, 2007	56.2	81.8	72.6	90.3	43.3		49.6	393.8

(1)	The reserve data including (i) total in-place proven and probable reserves, (ii) mining and coal preparation plant recovery rates; (iii) depth of mine; and (iv) average thickness of main coal seam are based on the relevant information from the report of independent mining consultants and/or the operating data derived from our record. The total in-place proven and probable reserves are reported after deduction of actual production volume and non-accessible reserves up to December 31, 2007. Non-accessible reserves are defined as the portion of identified resources estimated to be not accessible by application of one or more accessibility factors within an area. The report of the independent mining consultants for Nantun, Xinglong Zhuang, Baodian, Dongtan and Jining II was prepared by International Mining Consultants Limited, Nottinghamshire, United Kingdom (“IMC”) on February 16, 1998, and the Report for Jining III was prepared by SRK Consulting in August 2000.
(2)	In-place reserves refer to coal in-situ prior to the deduction of pillars of support, barriers or constraints for longwall mining.
(3)	See the individual description of each mine for relevant mining methods used.
(4)	Coal preparation plant recovery rate refers to the wash plant recovery rate of raw coal used during the production of our clean coal products.
(5)	“Assigned” reserves refer to coal which has been committed to a particular mining complex (mine shafts, mining equipment, and plant facilities), and all coal which has been leased by the company to others. “Unassigned” reserves refer to coal which has not been committed, and which would require new mineshafts, mining equipment, or plant facilities before operations could begin on the property.
(6)	Produced during trial production period.

Nantun Coal Mine. Nantun is located in the southern portion of our coalfield. Nantun began its commercial production initially in 1973 with a designed annual raw coal production capacity of 1.5 million tonnes of coal. In 1993, the designed annual production capacity for Nantun increased to 2.4 million tonnes after the completion of a renovation project. The main coal seam of Nantun is divided into two leaves. The thickness of the upper leaf averages 5.4 meters and the thickness of the lower leaf averages 3.2 meters. As of December 31, 2007, the total in-place proven and probable reserves on the main coal layer were approximately 125.4 million tonnes. We generally use the longwall caving mining method to extract coal from the upper layer of the coal seam and use a fully-mechanized longwall system to mine the lower layer of the coal seam. Nantun produces coal from three work-faces.

The Nantun coal preparation plant produces mainly No. 2 and No. 3 Clean Coal and employs only jig machines. Most of the equipment used in the Nantun coal preparation plant was manufactured in the PRC.

Xinglongzhuang Coal Mine. Xinglongzhuang is located in the northern portion of our coalfield. The main coal seam of Xinglongzhuang is concentrated in one leaf with an average thickness of 8.3 meters. As of December 31, 2007, the total in-place proven and probable reserves on the main coal layer were approximately 340.8 million tonnes. We principally use longwall caving mining method to extract coal from the coal seam of Xinglongzhuang Coal Mine. The Xinglongzhuang coal preparation plant produces mainly No. 1, No. 2 and No. 3 Clean Coal. Xinglongzhuang produces coal from two work-faces.

The principal pieces of equipment in the Xinglongzhuang coal preparation plant, including the jig machines, sink-and-float separation machines and floating separation machines were imported.

Baodian Coal Mine. Baodian is located in the central western portion of our coalfield. Certain sections of the main coal seam of Baodian are concentrated in one leaf, with an average thickness of 8.81 meters, and the remaining sections are divided into two leaves with average thickness of 5.74 meters for the upper leaf and 3.38 meters for the lower leaf. As of December 31, 2007, the total in-place proven and probable reserves on the main coal layer were approximately 299.6 million tonnes. We generally use the longwall caving mining method to extract coal from the upper layer of the coal seam and use mechanized longwall faces to mine the lower layer of the coal seam. Currently, Baodian Coal Mine produces coal from one work-face.

The original design of the Baodian coal preparation plant was identical to that of the Nantun coal preparation plant. Subsequently, we remodeled the jig machines and added a number of sink-and-float machines and floating separation machines in the Baodian coal preparation plant. Most of the equipment used in the Baodian coal preparation plant was manufactured in the PRC. The principal products of the Baodian coal preparation plant are No. 2 and No. 3 Clean Coal.

Dongtan Coal Mine. Dongtan is located in the central eastern portion of our coalfield. Certain sections of the main coal seam consist of one layer with an average thickness of 8.4 meters, and the remaining sections are divided into two layers, with an average thickness of 5.4 meters for the upper layer and 3.2 meters for the lower layer. As of December 31, 2007, the main coal layer held approximately 471.3 million tonnes of in-place proven and probable reserves. We generally use the longwall caving mining method to extract coal from the sections of the coal seam with one layer of coal and the upper layer in the sections with two layers of coal. Dongtan Coal Mine operates two work-faces.

Most of the equipment used in the Dongtan coal preparation plant, including the jig machines, the sink-and-float separation machines and the floating separation machines, was manufactured in the PRC. The principal products of the Dongtan coal preparation plant are No. 2 and No. 3 Clean Coal.

Jining II Coal Mine. Jining II is located in the northern portion of the Jining coalfield.

Certain sections of the main coal seam of Jining II are concentrated in one layer, with an average thickness of 6.8 meters, and the remaining sections are divided into two layers, with an average thickness of 2.1 meters for the upper leaf and an average thickness of 4.687 meters for the lower leaf. As of December 31, 2007, the total in-place proven and probable reserves on the main coal layer were approximately 422.1 million tonnes. We use mainly the longwall caving mining method to extract coal from the upper layer of the coal seam and use mechanized longwall faces to mine the lower layer of the coal seam. Jining II Coal Mine produces coal from two work-faces.

The main equipment used in Jining II is jig machines, most of which is manufactured in the PRC. The principal products of the Jining II coal preparation plant are No. 2 and No. 3 Clean Coal.

Jining III Coal Mine. Jining III is located in the southern portion of the Jining coalfield and covers an area of 110.0 square kilometers. Jining III commenced commercial production on December 28, 2000, having a designed annual raw coal production capacity of five million tonnes. As of December 31, 2007, the total in-place proven and probable reserves on the main coal layer were approximately 239.3 million tonnes. The average thickness of the main coal seam of Jining III is 6.2 meters, and Jining II Coal Mine operates three work-faces.

The main equipment used in Jining III is jig machines, which was imported from Germany. The principal products of the Jining III coal preparation plant are No. 2 and No. 3 Clean Coal.

The following table sets out detailed information for our Austar, Tianchi and Zhaolou mines:

	Austar	Tianchi	Zhaolou	Total
Background data:
Commencement of construction(1)	1998	2004	2004	N/A
Commencement of commercial production(1)(2)	2000	2006	Under development	N/A
Coalfield area (square kilometers)	63.0	20.0	143.36	226.4
Reserve data:(3) (millions tonnes as of December 31, 2007)
Recoverable reserves(4)(5)	50.0	29.2	106.0	185.2
Depth of mine (meters underground)	300	225	905	N/A
Average thickness of main coal seam (meters)	5.30	4.56	8.02	N/A

Type of coal	Metallurgical	Steam	Steam and metallurgical	N/A

Leased/owned	Owned	Owned	Owned	N/A
Assigned/unassigned(6)	Assigned	Assigned	N/A	N/A
Average calorific value (Kcal/kg)	6,196	5,177	6,937	N/A
Sulfur content (%)	1.30	0.90	0.53	N/A
Production data: (million tonnes)
Designed raw coal production capacity	2.0	1.2	3.0	5.2
Designed coal preparation input capacity	2.0	—	—	2.0
Raw coal production
2006	0.4	0.1	—	0.5
2007	1.6	1.2	—	2.8
Cumulative raw coal production as of December 31, 2007	2.0	1.3	—	3.3

(1)	With respect to Tianchi Coal Mine, “start of construction” refers to “the redevelopment and expansion”; “start of commercial production” refers to “commencement of production after completion of redevelopment and expansion”.
(2)	Austar Coal Mine was shut down in 2004 as the result of a fire. We acquired Austar Coal Mine in 2004 and implemented a production expansion and technology upgrade in 2005. Austar Coal Mine resumed partial operation in October 2006.
(3)	The reserve data (except for Austar Coal Mine) including (i) recoverable reserves; (ii) depth of mine; and (iii) average thickness of main coal seam is based on the relevant information from the report of independent mining consultants and/or the operating data derived from our record. Recoverable reserves are reported after deduction of actual production volume and non-accessible reserves up to December 31, 2006. Non-accessible reserves are defined as the portion of identified resources estimated to be not accessible by application of one or more accessibility factors within an area. The report of the independent mining consultant for Tianchi Coal Mine and Zhaolou Coal Mine was prepared by Minarco Asia Pacific Pty Limited in May 2006, which is attached hereto as Exhibit 14.1 to this Annual Report.
(4)	Recoverable reserves refer to the amount of proven and probable reserves that can be recovered after taking into account all mining and preparation losses that occur during the processing of coal after it is mined.
(5)	See the individual description of each mine for relevant mining methods used.
(6)	“Assigned” reserves refer to coal which has been committed to a particular mining complex (mine shafts, mining equipment, and plant facilities), and all coal which has been leased by the company to others. “Unassigned” reserve refers to coal which has not been committed, and which would require new mineshafts, mining equipment, or plant facilities before operations could begin on the property.

Austar Coal Mine. Austar Coal Mine is an underground mine located in Hunter Valley, New South Wales, Australia and is accessible by railway. Austar Coal Mine covers an area of 63.0 square kilometers.

Austar Coal Mine was constructed in 1998 and commenced commercial production in 2000.

In December 2003, an underground fire occurred at Austar Coal Mine when it was owned by Southland Coal Pty Limited., resulting in cessation of mining operations in January 2004. On December 24, Yanzhou Coal acquired the entire interest in the Austar Coal Mine for approximately AUD 32 million from independent third parties including Southland Coal Pty Limited and completed the transfer on December 24, 2004.

We commenced the reconstruction, capacity expansion and technology upgrade of Austar Coal Mine in 2005 with a planned budget of AUD230.3 million, which included the budget for equipment and machinery. Austar Coal Mine resumed commercial production in October 2006 after we completed the reconstruction, capacity expansion and technology upgrade of Austar Coal Mine.

Austar Coal Mine produces hard coking coal and semi-soft coking coal. The average thickness of the main coal seam of Austar Coal Mine is 5.3 meters. As of December 31, 2007, the total recoverable reserves were approximately 50.0 million tonnes. We principally use the longwall caving mining method to extract coal from the coal seam of Austar Coal Mine. Currently, Austar Coal Mine operates with one work-face.

The main equipment used in Austar Coal Mine is heavy-medium cyclone machines, which are manufactured in Australia. These heavy-medium cyclone machines have an average service life of approximately four years.

We have not contracted the mining operations at Austar to third party mining contractors. The operations at Austar Coal Mine rely largely on the supply of electricity from local power grids. We ship the coal products from the Austar Coal Mine to Newcastle Port via railway.

Tianchi Coal Mine. Tianchi Coal Mine is an underground mine located in Heshun County of Shanxi Province, with an area of approximately 20 square kilometers.

After obtaining approval from the State Development Reform Committee on December 31, 2004, Tianchi Coal Mine underwent a redevelopment and expansion. We incurred RMB41.3 million for construction work and purchases of equipment in connection with the expansion of Tianchi Coal Mine. On November 3, 2006 Tianchi Coal Mine commenced commercial production.

We acquired a 98% equity interest in Shanxi Nenghua, the parent company of Tianchi Energy, owned by the Parent Company in November 2006, and in February 2007, we acquired the remaining 2% equity interest in Shanxi Nenghua from the Parent Company’s subsidiary, Lunan Fertilizer Plant. Through Tianchi Energy, we own an 81.31% interest of Tianchi Coal Mine. We currently possess a mining right permit for Tianchi Coal Mine from the Shanxi Provincial Department of Land and Resources, which is valid until January 2009.

The designed production capacity of Tianchi Coal Mine increased from 0.3 million tonnes to 1.2 million tonnes per annum in 2006. We currently do not have plans to further alter the capacity or operations of the mine. Tianchi Coal Mine is operated by inclined shaft development, and it produces mostly lean coal and meager lean coal. Although there are over 10 coal seams at Tianchi Coal Mine, there is only one target seam. The average thickness of this target coal seam is 4.5 meters. As of December 31, 2006, the total recoverable reserves of Tianchi Coal Mine were approximately 29.2 million tonnes. We principally use the longwall caving mining method to extract coal from the coal seam of Tianchi Coal Mine. Currently, Tianchi Coal Mine operates with one longwall face.

Tianchi Coal Mine does not have a coal preparation plant. The pieces of equipment used in Tianchi Coal Mine include coal mining machines, hydraulic roof supports and wide face and rear scraper conveyors and transfer machines, that are approximately three to five years old.

We do not employ mining contractors at Tianchi Coal Mine. The operations at Tianchi Coal Mine rely largely on electricity from local power grids. We ship coal products from the Tianchi Coal Mine to Hebei Province and surrounding areas on the Yangshe Railway as well as the national railway network.

Mines under Development – Zhaolou Coal Mine

Zhaolou Coal Mine is an underground longwall mine located in the central portion of Juye Coal Field in Shandong Province. Zhaolou Coal Mine covers an area of 143 square kilometers, and is accessible by roadway and railway.

In 2005, we acquired a 95.67% equity interest in Heze Nenghua from the Parent Company. In 2007, we further increased our interest in Heze Nenghua from 95.67% to 96.67%. The increased registered capital will be mainly used for the construction of Zhaolou Coal Mine. In 2006, the Parent Company obtained the mining rights permit for Zhaolou Coal Mine from the Ministry of Land and Resources. At the first extraordinary general meeting of the Company in 2008 held on January 30, 2008, the shareholders approved the acquisition of the mining rights of Zhaolou Coal Mine for a consideration of RMB747.3 million. After obtaining the approval from the Ministry of Land and Resources, we were granted the mining rights for Zhaolou Coal Mine in May 2008.

The construction of Zhaolou Coal Mine commenced in 2004 and is expected to be completed by the fourth quarter of 2008. Zhaolou Coal Mine has a designed annual raw coal production capacity of three million tonnes. Zhaolou Coal Mine produces 1/3 coking coal and steam coal. The average thickness of the main coal seam of Zhaolou Coal Mine is 7 to 9 meters. The total recoverable reserves of Zhaolou Coal Mine were approximately 106.0 million tonnes as of December 31, 2007. We will principally use the longwall caving mining method to extract coal from the coal seams of Zhaolou Coal Mine.

The Company currently plans to build one coal preparation plant at Zhaolou Coal Mine. The main pieces of equipment that will be used in Zhaolou Coal Mine are coal mining machines, tunnel boring machines, friction hoists, synchronous motors and axial fans. The construction costs and equipment purchases of Zhaolou Coal Mine is expected to total approximately RMB2,322 million, of which we have spent an aggregate of RMB1,228 million as of December 31, 2007.

We do not employ mining contractors at Zhaolou Coal Mine. The operations at Zhaolou Coal Mine rely largely on electricity that will be delivered from local power grids

Railway Assets

Currently, the Railway Assets consist of 31 locomotives, 313 railcars, and approximately 204 kilometers of special purpose coal transportation railway tracks that connect most of our coal mines and production units of the Controlling Shareholder and our largest end-user, Zouxian Power Plant. As of December 31, 2007, our Railway Asset Department employed approximately 4,188 employees. The railway network connects to two of the major national railways, namely, the Beijing-Shanghai Railway and Yanzhou-Shijiugang Railway.

Mining Rights

Mining Rights for Nantun, Xinglongzhuang, Baodian, Dongtan and Jining II

According to the approval from the State-owned Supervision Department and the Coal Industry Supervision Department obtained at the establishment of the Company, the Mining Agreement entered into with Yankuang Group in October 1997 and the supplemental agreement entered into in February 1998, the five coal mines owned by the Company, namely Nantun, Xinglongzhuang, Baodian, Dongtan and Jining II (“the Five Mines”), would pay approximately RMB13.0 million per year to Yankuang Group as compensation for the depletion of the coal resources at the Five Mines. Yankuang Group will collect this compensation for ten years beginning 1997, and if the State implements new regulations after ten years, the compensation would be adjusted accordingly. In 2007, we paid Yankuang Group RMB13.0 million as compensation for the depletion of coal resources at the Five Mines.

In September 2006, the State Council approved the Implementation Plan for the Compensation System Reform Testing in relation to Deepening Coal Resources as jointly promulgated by the Finance Department, Ministry of Land and Resources and the National Development and Reform Commission. According to the implementation plan, if an enterprise obtained mining rights that were the result of state-funded exploration, it must pay mining right fees in relation to valuation of the remaining reserves. Shandong Province is one of the testing points for mining rights paid with consideration. As of the date of this Annual Report, there remained some uncertainty on the detailed terms of the implementation of the use of mining rights in Shandong Province.

Jining III

Pursuant to the Jining III Coal Mine Acquisition Agreement dated August 4, 2000 entered into between us and the Controlling Shareholder, the consideration for the mining right of Jining III Coal Mine is approximately RMB132.5 million, which shall be paid to the Controlling Shareholder in ten equal annual interest free installments commencing from 2001. During 2007, we paid RMB13.3 million to the Controlling Shareholder.

Austar Coal Mine

We obtained an exploration license for Austar Coal Mine from the NSW Department of Primary Industries on April 21, 2005. Pursuant to the underlying Asset Sale Agreement, we were obligated to pay AUD4.0 million after obtaining the exploration license to the new exploration site adjacent to the Austar Coal Mine. During 2005, we obtained such exploration license for the adjacent mines and accordingly, paid RMB23.6 million.

Tianchi Coal Mine

We acquired Shanxi Nenghua for RMB748.3 million, of which RMB136.6 million was consideration for the mining right of Tianchi Coal Mines.

Zhaolou Coal Mine

In December 2005, we acquired 95.67% of the equity interest in Heze Nenghua from the Controlling Shareholder. In 2007, we further increased our interest in Heze Nenghua to 96.67%. The increased registered capital will be mainly used for the construction of Zhaolou Coal Mine.

On June 28, 2006, the Controlling Shareholder obtained the mining rights permit for Zhaolou Coal Mine issued by the Ministry of Land and Resources. On January 30, 2008, our shareholders approved the purchase of the mining rights of Zhaolou Coal Mine by Heze Nenghua for RMB747.3 million. On May 5, 2008, the acquisition was also approved by the relevant regulatory authorities regulating national land and resources. The construction of Zhaolou Coal Mine is expected to be completed in 2008.

Except for the Five Mines of the Company, we have paid consideration to obtain the mining rights of all of our coal mines.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

There are no unresolved staff comments from the Securities Exchange Commission.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the information set forth in our consolidated financial statements, together with the related notes, included in this Annual Report.

A. Operating Results

We are primarily engaged in the production of premium quality low-sulfur coal, which includes underground coal mining, preparation and processing, as well as the railway transportation of coal. We sold our products to domestic customers predominately located in the economically developed Eastern China, including power plants, metallurgical mills and construction materials and chemical manufacturers and other customers and export to international customers located in East Asia. In 2007, our raw coal production was 35.6 million tonnes, and our total coal sales volume was 35.1 million tonnes. Domestic gross sales of coal accounted for 69.8%, 75.3% and 88.4% of our total revenue during 2005, 2006 and 2007, respectively; and overseas gross sales of coal conducted through export agent and by Yancoal Australia accounted for 28.9%, 23.5% and 10.3%, respectively, of our total revenue for such periods.

We also own a 204 kilometer-long coal transportation railway network, which includes the 184 kilometers of railway we acquired from the Controlling Shareholder in 2002. To supplement and enhance our coal production and sales operations, we provide railway transportation services to our customers, the Controlling Shareholder and its subsidiaries. In 2007, we transported a total of 17.9 million tonnes of goods on our railway network, compared to 19.5 million tonnes in 2006.

Sales generated from our railway transportation services consist of two components, namely (i) transportation service fees in connection with coal purchased on an ex-mine basis, where customers bear related transportation costs for the delivery of coal from coal mine; and (ii) transportation services provided to third parties for the transport of goods on our railway network. In 2007, internal sales derived from transportation services amounted to RMB103.3 million and external sales totaled RMB203.7 million. External sales are recorded as our revenues for the period, and the costs of providing these services are recorded as our cost of transportation services. For a presentation of segment revenues, results, and inter-segment eliminations and segment balance sheet items, see Note 6 to the Financial Statements.

The invoiced value of coal sold includes returns, discounts, sales related taxes, port fees and other fees, and, in certain cases, transportation costs payable by customers. Our revenue generated from gross sales of coal represents the invoiced value of coal sold, net of returns, discounts and sales related taxes. Net sales of coal represent the invoiced value of coal sold less returns, discounts, sales taxes, port fees and other fees, and if the invoiced value includes transportation costs payable by customers, these cost are deducted from the invoiced price to calculate net sales of coal. Sales taxes and other fees consist primarily of (i) business tax paid at 5% of our revenue, except for revenue from our coal transportation services, which is calculated at 3%; (ii) city construction tax and education surcharge calculated at 7% and 3%, respectively, on the total amount of VAT payable and business tax payable; and (iii) a resource tax calculated at a fixed rate for every tonne of raw coal sold or consumed in the production of clean coal. Our applicable resource tax rate is RMB3.6 per tonne in Shandong Province and RMB3.2 per tonne in Shanxi Province. Such taxes are payable to the local tax bureau.

The following table sets forth our profit and loss account and the percentage of each line item to our total revenue:

	2005		2006		2007
	RMB Million	%	RMB Million	%	RMB Million	%
Total revenue	12,447.0	100.0	12,944.0	100.0	15,110.5	100.0
Gross sales of coal	12,283.6	98.6	12,783.6	98.8	14,906.7	98.7
Railway transportation service income	163.4	1.3	160.4	1.2	203.7	1.3

Transportation costs of coal	(930.1)	(7.5)	(936.6)	(7.2)	(549.8)	(3.6)
Cost of sales and service provided	(5,288.6)	(42.5)	6,190.1	(47.8)	7,331.9	(48.5)

Gross profit	6,228.3	50.7	5,817.3	45.5	7,228.7	48.5

Selling, general and administrative expenses	(1,918.8)	(15.4)	(2,230.1)	(17.2)	(2,854.7)	(18.9)

	2005		2006		2007
	RMB Million	%	RMB Million	%	RMB Million	%
Share of loss of an associate	—	—	—	—	(2.4)	0.02
Other income	135.0	1.1	165.8	1.3	198.9	1.3
Interest expense	(24.6)	(0.2)	(26.3)	(0.2)	(27.2)	(0.2)

Profit before income taxes	4,420.0	35.5	3,726.6	28.8	4,543.3	30.1

Income taxes	(1,538.0)	(12.4)	(1,354.7)	(10.5)	(1,315.5)	(8.7)

Profit for the year	2,881.9	23.2	2,372.0	18.3	3,227.8	21.4

The following discussion and analysis are based on financial statements prepared in accordance with the IFRS.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

Total revenue

Our total revenue in 2007 increased by RMB2,166.5 million, or 16.7%, from RMB12,944.0 million in 2006 to RMB15,110.5 million in 2007, primarily due to the increase in our gross sales of coal. The increase in our railway transportation service income also contributed to the increases of our total revenue.

Gross sales of coal represent the invoiced value of coal sold, net of returns, discounts and sales related taxes. Our gross sales of coal increased by RMB2,123.2 million, or 16.6%, from RMB12,783.6 million in 2006 to RMB14,906.7 million in 2007. The increase in gross sales of coal was primarily due to the increased average selling price of our coal products as well as the increase in the sales volume of coal. The increase in the average selling price of our coal product reflected the increase in domestic coal prices, which was attributable in part to growing domestic demand and a shortage in coal supply. In addition, we also increased our sales of coal to construction materials and chemical manufacturers, who generally purchase coal at a higher price than power plants. Total sales volume of our coal products increased by 1.4% from 34.6 million tonnes to 35.1 million tonnes primarily due to the increased coal sales volume of Shanxi Nenghua and Yancoal Australia. These two mines commenced commercial production in the fourth quarter of 2006 and substantially increased their 2007 coal sales volume by 1.1 million tonnes and 1.2 million tonnes, respectively, from the prior year. However, the increases in sales volume of the coal products from these two newly operated mines were offset by the decreased coal sales volume of approximately 1.8 million tonnes by our Six Coal Mines.

Our railway transportation service income was RMB203.7 million in 2007, representing an increase of RMB43.3 million, or 27.0%, from RMB160.4 million in 2006. The increase was primarily due to an increase in the volume of coal transported on our railway network for coal sales where transportation expenses were charged on an ex-mine basis to customers.

Transportation costs of coal

Transportation costs of coal primarily consist of railway, waterway and roadway transportation costs charged by carriers who deliver our coal products to our customers. Our transportation costs of coal decreased by RMB386.8 million, or 41.3%, from RMB936.6 million in 2006 to RMB549.8 million in 2007. The decrease was primarily due to the decrease in our export sales (excluding the sales conducted by Yancoal Australia), for which we used the PRC national railway network to transport our coal products to ports and incurred related transportation expenses.

Net sales of coal represent the invoiced value of coal sold less returns, discounts, sales taxes, port fees and other fees. In transactions where the invoiced value includes transportation costs payable by customers, such transportation costs are deducted from the invoiced price to calculate net sales of coal. Net sales of coal increased by RMB2,510.0 million, or 21.2%, from RMB11,846.9 million in 2006 to RMB14,356.9 million in 2007 primarily due to the increase in our gross sales of coal and the decrease in transportation costs of coal.

Cost of sales and service provided

Our cost of sales and service provided represents the direct costs of our coal production and transportation services, which primarily consists of materials cost, wages and employee benefits, depreciation and amortization expenses, land subsidence, restoration, rehabilitation and environmental costs, repairs and maintenance costs and transportation costs. In 2007, our total cost of sales and service provided increased by RMB1,141.9 million, or 18.4%, to RMB7,331.9 million from RMB6,190.1 million in 2006.

The increase in our cost of sales and service provided was primarily due to (i) the increase in wages and employee benefits; (ii) an increase in depreciation expenses; and (iii) the increase in price of the materials used for the repair and maintenance of our assets.

The cost per tonne of the Company’s coal products based on the net sales of coal was RMB196.0 in 2007, representing an increase of RMB25.9, or 15.2%, compared with RMB170.2 in 2006. This increase in cost per tonne of coal sold was attributable to a number of internal and external factors, including (i) the change in accounting practice to charge retirement insurance and wage surcharge as a cost of sales and service provided, which was previously recorded under selling, general and administrative expenses , (ii) the Company’s decrease in sales volume from the previous year, (iii) the increase in employees’ wages and (iv) the increase in price of the materials used for the repair and maintenance of our assets.

Selling, general and administrative expenses

Our selling, general and administrative expenses was RMB2,854.7 million in 2007, representing an increase of RMB624.6 million, or 28.0%, from RMB2,230.1 million in 2006. The increase in our selling, general and administrative expenses was primarily due to (i) an increase of RMB599.3 million in the selling, general and administrative expenses of Yanzhou Coal, which was mainly attributable to an increase in employee wages, write-off expenses for coal pillars and other mine structure and provisions for price adjustment funds that is levied on commodity manufacturers to stabilize commodity prices, (ii) the addition of Shanxi Nenghua’s selling, general and administrative expense of RMB63.8 million (iii) the organization cost and administration expenses of our projects under construction and other administrative expenses of RMB99.6 million. However, the increases were partly offset by the decrease of RMB85.1 million in the selling, general and administrative expenses of Yancoal Australia in 2007 from the prior year. The change in accounting practice to charging retirement insurance and wage surcharge as a cost of sales and service provided, which was previously recorded under selling, general and administrative expenses also offset RMB408.1 million of the increase in our selling, general and administrative expenses in 2007.

Share of loss of an associate

Our share of loss of an associate was RMB2.4 million in 2007, which was primarily due to our share of loss in Huadian Zouxian Power Generation Company Limited based on our relative ownership interest in the associate company.

Other income

Our other income increased by RMB33.1 million, or 20.0%, to RMB198.9 million in 2007 from RMB165.8 million in 2006. The increase was primarily due to the RMB14.0 million increase in gain on sales of auxiliary material and accessories; and the RMB9.2 million increase in interest income from bank deposits.

Interest expenses

Our interest expenses increased by RMB0.9 million, or 3.3%, from RMB26.3 million in 2006 to RMB27.2 million in 2007. The increase was primarily due to interest payments for two long-term loans borrowed by Shanxi Nenghua, which we acquired in 2006.

Profit before income tax

As a result of the foregoing, our profit before income taxes increased by RMB816.7 million, or 21.9%, from RMB3,726.6 million in 2006 to RMB4,543.3 million in 2007.

Income tax expenses

Our income tax expenses decreased by RMB39.1 million, or 2.9%, from RMB1,354.7 million in 2006 to RMB1,315.5 million in 2007. The decrease was primarily due to the over-provision in prior years and the adjustment of deferred tax balance to reflect the tax rates that are expected to apply during the respective periods when the asset is realized or the liability is settled. Pursuant to the new income tax law in the PRC, the applicable income tax rate will be reduced from 33% to 25% beginning January 1, 2008.

Profit for the year

As a result, our profit for the year increased by RMB857.5 million, or 36.1%, to RMB3,227.8 million in 2007 from RMB2,372.0 million in 2006.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Total revenue

Our total revenue in 2006 increased by RMB496.9 million, or 4.0%, to RMB12,944.0 million from RMB12,447.0 million in 2005, primarily due to the increase in our gross sales of coal. The increase in our total revenue was slightly offset by the decrease in our railway transportation service income.

Gross sales of coal represent the invoiced value of coal sold, net of returns, discounts and sales related taxes. Our gross sales of coal increased by RMB500.0 million, or 4.1%, from RMB12,283.6 million in 2005 to RMB12783.6 million in 2006. The increase in gross sales of coal was primarily due to the increase in our coal sales volume, partly offset by the decreased average selling price of the Company’s coal products. In 2006, we sold 34.7 million tonnes of coal, representing an increase of 2.2 million tonnes, or 6.7%, from 2005. The increase was a result of (i) the 1.9 million tonnes, or 5.7%, increase in the coal sales volume of the Six Coal Mines (ii) the 200,000 tonnes of coal sold by Yancoal Australia, and (iii) the 100,000 million tonnes of coal sold by Shanxi Nenghua. Yancoal Australia and Shanxi Nenghua commenced their commercial production in the forth quarter of 2006. The decrease in average coal sales price of the Company was primarily due to the corresponding decrease in export coal prices.

Our railway transportation service income was RMB160.4 million in 2006, representing a decrease of RMB3.0 million, or 1.9%, from RMB163.4 million in 2005. The decrease was primarily due to a decrease in the volume of coal transported on our railway network for coal sales where transportation expenses were charged on an ex-mine basis to customers.

Transportation costs of coal

Transportation costs of coal primarily consist of railway, waterway and roadway transportation costs charged by carriers who deliver our coal products to our customers. Our transportation costs for our coal sales slightly increased from RMB930.0 million in 2005 to RMB936.6 million in 2006.

Net sales of coal represent the invoiced value of coal sold less returns, discounts, sales taxes, port fees and other fees. In transactions where the invoiced value includes transportation costs payable by customers, such transportation costs are deducted from the invoiced price to calculate net sales of coal. Net sales of coal increased by RMB493.5 million, or 4.3%, from RMB11,353.5 million in 2005 to RMB11,846.9 million in 2006 primarily due to the increase in gross sales of coal.

Cost of sales and service provided

Our cost of sales and service provided represents the direct costs of our coal production and transportation services, which include primarily materials cost, wages and employee benefits, depreciation and amortization expenses, land subsidence, restoration, rehabilitation and environmental costs, repairs and maintenance costs and transportation costs. Our total cost of sales and service provided increased by RMB901.5 million, or 17.0%, to RMB6,190.1 million in 2006 from RMB5,288.6 million in 2005.

The increase in our cost of sales and service provided was primarily due to (i) the increase in commodity prices, (ii) the increase in employees’ wages; (iii) the increase in expenditures on safety measures, and (iv) the consolidation of the cost of coal sales of our subsidiaries that were acquired by us or put into operation after 2005.

The cost per tonne of the Company’s coal products based on the net sales of coal was RMB170.2, an increase of RMB10.6, or 6.6%, compared with RMB159.6 in 2005. This increase in cost per tonne of coal sold was attributable to certain internal and external factors, including increases in raw material prices, employees’ wages, subsidence fees as a result of the increased efforts to relocate communities located above our coal fields and more frequent changes in underground coal work-faces.

Selling, general and administrative expenses

Our selling, general and administrative expenses were RMB2,230.1 million in 2006, representing an increase of RMB311.3 million, or 16.2%, from RMB1,918.8 million in 2005. The increase in our selling, general and administrative expenses was primarily due to (i) the increase of RMB378.0 million in the selling, general and administrative expenses of Yanzhou Coal, which was mainly attributable to the increase in employees’ insurance, wages and depreciation expenses, and (ii) the addition of RMB5.1 million that represented the selling, general and administrative expenses of Shanxi Nenghua. However, the increases were partly offset by the decrease of RMB42.0 million in selling, general and administrative expenses of Yancoal Australia from 2005 when we first acquired the mine.

Other income

Our other income increased by RMB30.8 million or 22.8%, to RMB165.8 million in 2006 from RMB135.0 million in 2005. The increase was mainly due to a RMB12.9 million increase in gain on sales of material and fittings and a RMB8.4 million increase in interest income from bank deposits.

Interest expenses

Our interest expenses increased by RMB1.7 million, or 7.1%, to RMB26.3 million in 2006, from RMB24.6 million in 2005. The increase was primarily due to the interest payments for two long-term loans borrowed by Shanxi Nenghua, which we acquired in 2006.

Profit before income taxes

As a result of the foregoing, our profit before income taxes decreased by RMB693.4 million, or 15.7%, from RMB4,420.0 million in 2005 to RMB3,726.6 million in 2006.

Income tax expenses

Our income tax expenses decreased by RMB183.3 million, or 12.0%, from RMB1,538.0 million in 2005 to RMB1,354.7 million in 2006, primarily due to the decrease of our profit before income tax of RMB693.3 million.

Profit for the year

As a result of the foregoing, our profit for the year decreased by RMB510.0 million, or 17.7%, to RMB2,372.0 million in 2006 from RMB2,881.9 million in 2005.

B. Liquidity and Capital Resources

Our principal sources of cash in 2007 were cash generated from operating activities and bank borrowings. In 2007, we primarily used cash to fund our working capital, purchases property, plants and equipment, distribute shareholders’ dividends and invest in the establishment of Huadian Zouxian Power Generation Company Limited.

Cash Flows

The following table sets forth our cash flow for each of the three years ended December 31, 2005, 2006 and 2007:

	Year ended December 31,
	2005	2006	2007
	(RMB’000)	(RMB’000)	(RMB’000)
Cash and cash equivalents at beginning of year	5,216,738	5,885,581	4,715,945
Net cash generated from operating activities	3,939,274	3,767,156	4,558,649
Net cash used in investing activities	(2,262,466)	(3,625,523)	(3,790,945)
Net cash generated from / (used in) financing activities	(1,009,279)	(1,291,549)	(1,018,699)
Net increase/ (decrease) in cash and cash equivalents	667,529	(1,149,916)	(250,995)
Cash and cash equivalents at end of year	5,885,581	4,715,945	4,424,561

Cash flow from operating activities

We had net cash inflow from operating activities of RMB4,558.6 million in 2007 as a result of our cash generated from operations of RMB5,992.7 million less interest and income tax we paid in 2007. Our cash generated from operating activities in 2007 mainly consist of (i) our operating cash flows before movements in working capital of RMB6,042.7 million, which consist RMB4,543.3 million as profit before income taxes and was partly adjusted by depreciation of property, plant and equipment and impairment loss on property, plant and equipment; and (ii) an increase in other payables and accrued expenses of RMB622.1 million. Our net cash from operating activities was partly offset by (i) an increase in bills and accounts receivable of RMB536.7 million; (ii) a decrease in amount due to our Parent Company and its subsidiaries of RMB315.1 million; and (iii) an increase in prepayments and other receivables of RMB108.6 million.

We had net cash inflow from operating activities of RMB3,767.2 million in 2006 as a result of our cash generated from operation of RMB5,472.1 million less interest and income tax we paid in 2006. Our cash generated from operating activities in 2006 mainly consist of (i) our operating cash flows before movements in working capital of RMB4,794.3 million, which consist RMB3,726.6 million as profit before income taxes and was partly adjusted by depreciation of property, plant and equipment, impairment loss on property, plant and equipment and interest income; (ii) an increase in amount due to our Parent Company and its subsidiaries of RMB471.5 million; and (iii) an increase in bills and accounts payable of RMB235.9 million. Our net cash from operating activities was partly offset by (i) the increase in inventories of RMB66.2 million; and (ii) the increase in prepayment for land subsidence, restoration, rehabilitation and environmental cost of RMB55.4 million.

We had net cash inflow from operating activities of RMB3,939.3 million in 2005 as a result of our cash generated from operation of RMB5,164.2 million less interest and income tax we paid in 2005. Our cash generated from operating activities in 2005 mainly consist of (i) our operating cash flows before movements in working capital of RMB5,320.8 million, which consist RMB4,420.0 million as profit before income taxes and was partly adjusted by depreciation of property, plant and equipment and interest income; (ii) an increase in amount due to our Parent Company and its subsidiaries of RMB479.1 million; and (iii) a decrease in amount due from our Parent Company and its subsidiaries of RMB213.9 million. Our net cash from operating activities was partly offset by (i) an increase in bills and accounts receivable of RMB1,001.0 million; and (ii) an increase in prepayment for land subsidence, restoration, rehabilitation and environmental cost of RMB53.4 million.

Cash flows from investing activities

Our net cash used in investing activities was RMB3,790.9 million in 2007. Net cash used in investing activities primarily consisted of (i) the capital expenditures for property, plant and equipment of approximately of RMB2,722.6 million; and (ii) our investment of RMB900.0 million in an associate, Huadian Zouxian Power Generation Company Limited, in 2007 and (iii) our further acquisition of Shanxi Nenghua and its subsidiaries, the deposit made for the investment in Yushuwan Coal Mine Company and the acquisition of mining rights in Southland Coal Mine, in the amount of RMB15.0 million, RMB20.5 million and RMB61.9 million, respectively. The increase in net cash used in investing activities was partially offset by (i) a decrease in restricted cash of RMB59.4 million; and (ii) the proceeds on disposal of property, plant and equipment of RMB31.6 million.

Our net cash used in investing activities was RMB3,625.5 million in 2006. Net cash used in investing activities primarily consisted of (i) the capital expenditures for property, plant and equipment of approximately of RMB3,137.1 million; (ii) our acquisition of Shanxi Nenghua of RMB444.2 million; and (iii) the deposit of RMB97.4 million we made for our investment in Yushuwan Coal Mine Company. The increase in net cash used in investing activities was partially offset by (i) a decrease in term deposits of RMB131.8 million; and (ii) the proceeds on disposal of property, plant and equipment of RMB14.2 million.

Our net cash used in investing activities was RMB2,262.5 million in 2005. Net cash used in investing activities primarily consisted of (i) the capital expenditures for property, plant and equipment of approximately of RMB1,315.4 million; and (ii) the increase in term deposits of 1,326.3 million. The increase in net cash used in investing activities was partially offset by (i) a decrease in other loan receivables of RMB210.0 million; and (ii) the cash inflow of RMB170.2 million from our acquisition of Heze Nenghua, which resulted in our assumption of Heze Nenghua’s bank balance and cash of RMB180.3 million.

Cash flows from financing activities

Our net cash used in financing activities in 2007 was RMB1,018.7 million, reflecting primarily (i) the payment of dividends of RMB983.7 million; and (ii) the repayment of bank borrowings of RMB50.0 million.

Our net cash used in financing activities was RMB1,291.5 million in 2006, reflecting primarily (i) the payment of dividends of RMB1,082.0 million; and (ii) the repayment of bank borrowings of RMB200.0 million.

Our net cash used in financing activities was RMB1,009.3 million in 2005, reflecting primarily (i) the payment of dividends of RMB799.2 million; and (ii) the repayment of bank borrowings of RMB200.0 million.

Working Capital and Liabilities

We generally operate with sufficient working capital. Our principal sources of cash in 2007 were cash generated from operating activities.

As of December 31, 2007, our current assets exceed our current liabilities by RMB5,808.8 million. Our current liabilities increased by RMB 271.4 million from RMB3,828.0 million in 2006 to RMB4,099.5 million in 2007. The increase in current liabilities was primarily due to the increase of other payables and accrued expenses of RMB771.4 million and partly offset by (i) the decrease in amount due to our parent company and its subsidiaries of RMB313.1 million and (ii) the decrease in bills and accounts payable of RMB88.2 million.

As of December 31, 2007 and 2006, we had cash and cash equivalents of RMB4,424.6 million and RMB4,715.9 million, respectively. As of December 31, 2007, our total cash and cash equivalent denominated in Renminbi amounted to RMB3,590.2 million and our cash and cash equivalent denominated in U.S. dollars, HK dollar, Australian dollar and Euro amounted to RMB834.4 million.

As of December 31, 2006 and 2007, we had outstanding bank borrowings of RMB380.0 million and RMB330.0 million, respectively. The maturity profile of our bank borrowings as of December 31, 2006 and 2007 was as follows:

	As of December 31
	2006	2007
	(RMB’000)
Less than one year	50,000	72,000
One to three years	154,000	104,000
Three to five years	44,000	44,000
More than five years	132,000	110,000
Total	380,000	330,000

As of December 31, 2007, the interest rate relating to our bank borrowings ranges from 6.84% to 7.09% per annum, which will be subject to adjustment based on the interest rate set by the People’s Bank of China (“PBOC”). As of the date of this Annual Report, our bank borrowings were denominated in Renminbi. The interest expenses associated with our bank borrowings may impair our future profitability.

We expect that cash from operations and bank borrowings will be sufficient to meet our operating cash flow requirements, although certain events that materially and adversely affect our operating results may also have a negative impact on our liquidity.

Capital Expenditure

Our principal capital expenditure, which was incurred for the purchase and construction of property, machinery and equipment decreased RMB435.4 million from RMB3,363.4 million in 2006 to RMB2,928.0 million in 2007, among which, (i) capital expenditure for the construction of property decreased by RMB255.8 million; and (ii) capital expenditure for machinery and equipment decreased by RMB179.6 million. These decreases were primarily due to the decrease in the number of projects under construction and purchases of machinery and equipment as compared with that in 2006.

Our estimated capital expenditure for 2008 is RMB3,679.0 million, which consist of: (i) approximately RMB1,137.2 million for the purchase and construction of property, machinery and equipment for our Six Coal Mines and Railway Assets; and (ii) approximately RMB2,541.8 million for external development projects. The estimated capital expenditure for these external projects include: (a) approximately RMB1,080.8 million for investment in a 600,000-tonne capacity methanol facility for Yulin Nenghua in Shaanxi Province; (b) approximately RMB1,241.7 million for investment in Zhaolou Coal Mine in Shandong Province; (c) approximately RMB194.2 million for investment in a 100,000-tonne capacity methanol facility for Tianhao Chemicals in Shanxi Province; and (d) approximately RMB25.2 million for investment in the construction of Austar Coal Mine in Australia. Considering the sufficiency in our cash flow and capital sources, we believe that we will have sufficient capital to satisfy our operational and development needs.

C. Research and Development, Patents and Licenses, Etc.

One of our core strategies is to become a technology-driven enterprise. To this end, we have implemented a multi-tiered research and development initiative that involves collaboration among a technology committee, which directs our research and development efforts; a expert committee, which provides consulting and advisory services; our technology center which manages and oversees our research and development efforts; and our various research institutes, which will engage in research and development. We have focused our efforts on strengthening environmental protection capabilities and improving our energy conservation technologies to remain compliant with the relevant environmental requirements of each of our operations and projects. Our expenditures for research and development were RMB45.0 million, RMB46.0 million and RMB79.0 million, in 2005, 2006 and 2007, respectively, accounting for 0.4%, 0.4% and 0.5%, respectively, of our total revenue for the same periods.

Our research and development efforts on mining technology have contributed to increases in production. Our Predecessor adopted the longwall caving mining method in 1992. Thereafter, our research and development personnel concentrated on modifying and updating this method, taking into account the special geological conditions of our mining operations in order to maximize our production. Largely because of our research and development personnel’s efforts, we have been able to:

•	increase production efficiency by utilizing mining extracting equipment with improved technology;

•	extend the length of certain longwall work-faces to approximately 300 meters, thereby reducing our costs for tunneling and supports;

•	reduce the number of coal pillars required to support mining areas and enhance our recovery rate for coal mining as well as increase our coal production;

•	improve the roof support and auxiliary coal transportation systems of our mining systems to reduce costs; and

•

complete the two national research initiatives for the research of “equipment coordination and technology for 6Mt/a complex-mechanized top coal caving workface” and the “high-efficient intensive complex-mechanized top coal caving technology and its key equipment” and successfully developed a two-pillar hydraulic shield support for a top coal caving process.

We are one of the world’s leading suppliers of coal products that are extracted primarily using longwall caving technology. Our technology for longwall caving mining is patented in the PRC and Australia. We believe the use of longwall caving extraction technology can reduce the per tonne production cost of our coal.

Our principle strategy is to further strengthen our competitive advance in core technologies. We intend to upgrade and improve our longwall caving extraction technology and related equipment as well as mining methods for medium and thick coal seams. We intend to upgrade outdated equipment as part of our effort to improve our longwall caving operations. We currently focus our research and development efforts on the development of a complete set of equipment and technology for a six million tonnes fully-automated and mechanized top coal caving work-face as well as a full set of equipment for the rapid excavation of coal tunnels in order to maintain our competitive advantage in mining technologies.

D. Trend Information

Outlook for 2008

The domestic supply of coal is approximately at the same level as and sufficient to meet domestic demand. We expect coal prices to remain at high levels, particularly the price of high quality thermal coal, which is required for coal power generation. In addition, the price of clean coking coal, which is in short supply, is expected to increase.

China’s projected economic growth rate of over 8% is expected to sustain current levels of coal demand by the power generation, metallurgy, construction materials, chemicals and other industries. The domestic coal supply is expected to increase due to additional production from newly constructed coal mines as well as policies implemented by the PRC Government to reduce coal export and to increase coal import at the same time. No significant developments to increase domestic coal transportation capacity are expected in the short term. The PRC Government will continue to regulate the shutting down of coal mines that fail to meet relevant industry standards and regulations and strictly enforce more stringent safety requirements. A coal industry policy promulgated by the State Development and Reform Commission further limits entry into the coal mining industry, regulates the industry’s development, improves exit mechanism and sets out an industry development framework that favors the development of large scale coal groups and promotes the consolidation of China’s coal industry and enhances the competitiveness of large-scale coal enterprises. The PRC Government has suspended the approval of applications for exploration and mining rights to prevent excessive coal production capacity resulting from over-investment and to ensure the steady development of the PRC coal market.

The insufficient supply of coal in the international market is expected to increase coal prices to levels significantly higher than those in 2007. As the prices of international oil and natural gas reach record-high levels, the attractiveness of coal as a source of energy will be further enhanced. The export sales growth of major coal suppliers worldwide is expected to slow. Australia’s coal export is limited by its port capacity, while domestic demand for coal in China, Vietnam, Indonesia, South Africa and other countries will limit the growth of coal export. Global demand for coal is expected to continue to increase as a result of rapid development in the power generation and metallurgy industries in the Asia Pacific region, where demand will account for more than 50% of global coal trading volume and expected to create strong demand for quality thermal coal and coking coal. The spot price of the Australian BJ steam coal reached approximately US$120 per tonne in March 2008. International coal prices in 2008 are expected to increase significantly in 2008 from 2007 levels and will remain volatile at historically high levels.

The average selling price of our coal products is expected to increase significantly in 2008. As of the date of this Annual Report, we have entered into domestic coal sales contracts for approximately 16.8 million tonnes of coal, of which 7.3 million tonnes is for thermal coal that are priced, on average, 37.9% higher than 2007 levels. The price of the remaining 9.5 million tonnes of coal that have been contracted for is, on average selling price is 38.1% higher than 2007 price levels. As of the date of this Annual Report, we have entered into sales contracts to export 500,000 tonnes of coal. The average selling price of these export sales increased 92.1% from the prior year.

E. Off-balance Sheet Arrangements

As of December 31, 2007, other than capital expenditure commitments, discussed in “B. Liquidity and Capital Resources” above, and contractual obligations, discussed in “F. Contractual Obligations” below, we did not have any off-balance sheet arrangements.

F. Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2007:

	Payments due by period
	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Contractual Obligations
Unsecured bank borrowings	330,000	72,000	104,000	44,000	110,000
Capital commitments for the acquisition of assets	322,271	322,271	—	—	—
Capital commitments for the development of new coal mines	747,339	747,339	—	—	—
Amounts due to Controlling Shareholder and its subsidiaries	684,231	669,275	14,956	0	0

Total	2,083,841	1,810,885	118,956	44,000	110,000

During 2006, we entered into a joint venture with Chia Tai Company and Yushen Company to establish Yushuwan Coal Mine Company for the construction and operation of Yushuwan Coal Mine in Shaanxi Province. We will invest approximately RMB196.8 million to obtain a 41% equity interest in Yushuwan Coal Mine Company. As of December 31, 2007, we have made a deposit of RMB118.0 million in relation to this joint venture, and we are committed to invest a further RMB78.8 million.

Acquisition of Mining Rights of Jining III

We acquired Jining III on January 1, 2001 pursuant to the Acquisition Agreement of Jining III Coal Mine, which was entered into between the Controlling Shareholder and us on August 4, 2000. Pursuant to the Jining III Acquisition Agreement, we agreed to purchase the mining rights associated with Jining III for approximately RMB132.5 million. This amount is to be paid to the Controlling Shareholder in ten interest-free equal annual installments beginning 2001. For the year ended on December 31, 2007, we have paid a total of approximately RMB13.3 million to the Controlling Shareholder for mining rights to Jining III.

Loan Agreement

The outstanding balance of our unsecured bank loan as of December 31, 2007 represents two borrowings obtained by Tianchi Energy, a subsidiary of Shanxi Nenghua, prior to our acquisition of Shanxi Nenghua.

On December 28, 2005, Tianchi Energy entered into a long-term loan agreement with the Taiyuan branch of China Minsheng Bank, for an amount of RMB160.0 million, the repayment of which is guaranteed by our Parent Company. The initial interest rate on the loan was 5.85% per annum, which is subject to adjustments based on interest rates set by the People’s Bank of China (“PBOC”). As of December 31, 2007, the outstanding balance on the loan of RMB110.0 million carried an interest rate of 7.09% per annum. The loan shall be repaid in three installments over a period of four years, with the first installment due on December 22, 2007. Each of the first two installments are for RMB50 million, and the third installment is for RMB60 million. Interest is calculated on a monthly basis.

In addition, Tianchi Energy entered into a long-term loan agreement with the State Development Bank on February 13, 2006, and borrowed a total of RMB220.0 million on February 20, 2006. The initial interest rate on the loans was 6.21% per annum, which is subject to adjustments based on interest rates set by the PBOC and the outstanding balance of the loan of RMB220.0 million as of December 31, 2007 carried an interest rate of 6.84% per annum. From May 20, 2008, the principal for the loan will become payable in 20 installments over a period of 117 months, with each installment amounting to RMB11 million. Interest is calculated on a quarterly basis. The repayment of this loan is also guaranteed by our Parent Company.

G. Critical Accounting Policies

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards. The preparation of these financial statements requires us to make estimates and assumptions about the carrying amounts of items in the financial statements that cannot be measured accurately. These judgments, estimates and assumptions are based on the historical experience of our management as well as other relevant factors. Actual results may differ from these estimates. We review the foregoing judgments, estimates and assumptions regularly on a going concern basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the critical estimates that we have made in the process of applying the accounting policies and that have the most significant effect on the amounts recognized in financial statements.

Depreciation

The cost of mining structures is depreciated using the units of production method based on the estimated production volume for which the structure was designed. Management exercises its judgment in estimating the useful lives of the depreciable assets and the production volume of each mine. The estimated coal production volume of each mine is updated on a regular basis and takes into account recent production and technical information of each mine. These changes are considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates. Estimates of the production volumes are inherently imprecise and represent only approximate amounts because of the subjective judgments involved in developing such information.

Mining rights

Mining rights are amortized on a straight line basis over the shorter of the contractual period and their useful lives. The useful lives are estimated based on the total proven and probable reserves of coal mine. Management exercises its subjective judgment in developing information about the total proven and probable reserves of coal mines. Proved and probable coal reserve estimates are updated on a regular basis and take into account recent production and technical information of each mine.

Provision for land subsidence, restoration, rehabilitation and environmental costs

The cost to relocate inhabitants from the land in preparation for mining activities is charged to the consolidated income statement when incurred. The provision is reviewed regularly to verify that it properly reflects the remaining obligation arising from the current and past mining activities. Provisions for land subsidence, restoration, rehabilitation and environmental costs are determined by our management based on experience and its best estimate of the current and future costs.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The determination of value in use requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As of December 31, 2007, the carrying amount of goodwill was approximately RMB298.7 million. Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the raw materials price inflation during the budget period. Expected cash inflows/outflows have been determined based on past performance and management’s market development expectations.

Estimated impairment of property, plant and equipment

When there is impairment indicator, the Group takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. When actual future cash flows are less than expected, a material impairment loss may arise. In estimating the future cash flows, management take into account the recent production and technical advancements. As price and cost levels change from year to year, the estimate of future cash flows also changes. Notwithstanding that management has considered all the available information in making their impairment assessment, inherent uncertainty exists as to the conditions of mines and the environment, and actual write-offs may be higher than the estimated amount. As of December 31, 2007, the carrying amount of property, plant and equipment was approximately RMB13,525.0 million. During the year ended December 31, 2007, approximately RMB339.7 million was written off as expenses.

Recent Changes in Accounting Pronouncements

In the current year, we has applied, for the first time, a number of new standards, amendments and interpretations (“New IFRS”) issued by the IASB and the International Financial Reporting Interpretations Committee (the IFRIC) of the IASB which are effective for our Company’s fiscal year beginning January 1, 2007:

International Accounting Standard (“IAS”) 1 (Amendment)	Capital Disclosures
IFRS 7	Financial Instruments: Disclosures
IFRIC 7	Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
IFRIC 8	Scope of IFRS 2
IFRIC 9	Reassessment of Embedded Derivatives
IFRIC 10	Interim Financial Reporting and Impairment

The adoption of the new IFRS had no material effect on how the results for the current or prior accounting periods have been prepared. Accordingly, no prior period adjustment has been required.

We have applied the disclosure requirements under IAS 1 (Amendment) and IFRS 7. Certain information presented in prior year under the requirements of IAS 32 has been removed and the relevant comparative information based on the requirement of IAS 1 (Amendment) and IFRS 7 has been presented for the first time in the current year.

We have already applied the following new and revised standards, amendments or interpretations that have been issued but are not effective as of the date of this Annual Report.

IFRSs (Amendments)	Improvements to IFRSs[1]
IAS 1 (Revised)	Presentation of Financial Statements[2]
IAS 23 (Revised)	Borrowing Costs[2]
IAS 27 (Revised)	Consolidated and Separate Financial Statements[3]
IAS 32 & 1 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation[2]
IFRS 1 & IAS 27 (Amendments)	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate[2]
IFRS 2 (Amendment)	Vesting Conditions and Cancellations[2]
IFRS 3 (Revised)	Business Combinations[3]
IFRS 8	Operating Segments[2]
IFRIC 11	IFRS 2: Group and Treasury Share Transactions[4]
IFRIC 12	Service Concession Arrangements[5]
IFRIC 13	Customer Loyalty Programmes[6]
IFRIC 14	IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction[5]

[1]	Effective for annual periods beginning on or after 1 January 2009 except the amendments to IFRS 5, effective for annual periods beginning on or after 1 July 2009
[2]	Effective for annual periods beginning on or after 1 January 2009
[3]	Effective for annual periods beginning on or after 1 July 2009
[4]	Effective for annual periods beginning on or after 1 March 2007
[5]	Effective for annual periods beginning on or after 1 January 2008
[6]	Effective for annual periods beginning on or after 1 July 2008

The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on our results or financial position, except IFRS 8 Operating Segments.

Upon the adoption of IFRS 8 on January 1, 2009, segment results will be reported in accordance with the basis used for preparing management financial information. Currently, segment results are measured in accordance with the same accounting policies used to prepare the consolidated financial statements and include items specified by IAS 14.

The adoption of IFRS 3 (revised) may affect the accounting for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009. IAS 27 (revised) will affect the accounting treatment for changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control, which will be accounted for as an equity transaction.

ITEM 6.	DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors, Supervisors and Senior Management

The following table sets forth selected information concerning our board of directors (“Board of Directors”), board of supervisors (the “Board of Supervisors”) and executive officers as of December 31, 2007. Based on our Articles of Association, our Board of Directors consists of 13 directors, with one Chairman, two Vice-Chairmen, four independent directors and one employee director. All Directors serve for a term of three years beginning their respective election dates or until the election of their respective successors.

As more than 50% of our voting power is held by the Controlling Shareholder, we are not required to have a majority of independent directors in reliance on the exemption provided under Section 303A of the NYSE Listing Rules.

Name	Age	Position at the Company	Date Term of Office Expires[1]
Directors
WANG Xin	49	Chairman	June 28, 2008
GENG Jiahuai	57	Vice Chairman	June 28, 2008
YANG Deyu	59	Vice Chairman and General Manager	June 28, 2008
SHI Xuerang	53	Director	June 28, 2008
CHEN Changchun	55	Director	June 28, 2008
WU Yuxiang	46	Director and Chief Finance Officer	June 28, 2008
WANG Xinkun	55	Director and Deputy General Manager	June 28, 2008
ZHANG Baocai	40	Director and Secretary of the Board of Directors	June 28, 2008
DONG Yunqing	52	Director	June 28, 2008

Independent Non-executive Directors
PU Hongjiu	71	Director	June 28, 2008
CUI Jianmin	75	Director	June 28, 2008
WANG Xiaojun	53	Director	June 28, 2008
WANG Quanxi	52	Director	June 28, 2008

Supervisory Committee
MENG Xianchang	60	Chairman of Supervisory Committee	June 28, 2008
SONG Guo	53	Vice Chairman of Supervisory Committee	June 28, 2008
ZHANG Shengdong	51	Supervisor	June 28, 2008
LIU Weixin	57	Supervisor	June 28, 2008
XU Bentai	49	Supervisor	June 28, 2008

Executive Officers
JIN Tai	56	Deputy General Manager	June 28, 2008
ZHANG Yingmin	54	Executive Deputy General Manager	June 28, 2008
HE Ye	50	Deputy General Manager	June 28, 2008
QU Tianzhi	45	Deputy General Manager	June 28, 2008
TIAN Fengze	51	Deputy General Manager	June 28, 2008
SHI Chengzhong	45	Vice General Manager	June 28, 2008
LAI Cunliang	47	Vice General Manager	June 28, 2008
NI Xinghua	51	Chief Engineer	June 28, 2008

1.	The expiration of the term of office is generally set as the date of the shareholders’ meeting when a new session of the Board is elected or a Board meeting if an executive retires in the interim.

Executive Directors

WANG Xin, aged 49, is a researcher in engineering technique applications, a doctor of engineering technology and serves as chairman of the Board. Mr. Wang is also the vice chairman of the board of directors, the general manager and the party committee deputy secretary of Yankuang Group as well as the chairman of Yankuang Xinjiang Nenghua Company Limited. Mr. Wang joined the Predecessor in 1982 and became the vice general manager of Yankuang Group in 2000. He was appointed as the director of the board of directors and vice general manager of Yankuang Group in 2002 and was appointed as the vice chairman of the board of directors and the general manager of Yankuang Group in 2003. In 2004, he was appointed as one of the Directors and the chairman of the Board. Since 2007, he has been the party committee deputy secretary of Yankuang Group and the chairman of Yankuang Xinjiang Nenghua Company Limited. He is a graduate of China University of Mining and Technology.

GENG Jiahuai, aged 57, is a researcher in engineering technique application. He serves as the vice chairman of the Board of the Company, and at the same time, the chairman of the board of directors and the party committee secretary of Yankuang Group. During the period from 1985 to 2002, Mr. Geng successively acted as the deputy director of Zibo Mining Bureau, the head of the Zibo Safety and Supervision Bureau and the director general of Zibo Mining Bureau. Mr. Geng joined Yankuang Group in 2002 and became the general manager, the vice chairman of the board of directors and the party committee deputy secretary of Yankuang Group. Mr. Geng was appointed the chairman of the board of the directors and the party committee secretary of Yankuang Group in 2003. Mr. Geng became a Director of the Company in 2002 and the vice chairman of the Company in 2004. He is a graduate of Shandong Mining Institute.

YANG Deyu, aged 59, is a researcher in engineering technique application and also serves as the vice chairman of the Board and the general manager of the Company. He is also a director of the board of Yankuang Group, and the vice chairman of Yankuang Xinjiang Nenghua Company Limited. Mr. Yang joined the Company’s predecessor in 1968 and became the deputy director of Yanzhou Mining Bureau in 1994, the deputy general manager of the Company’s predecessor and the head of the Safety and Supervision Bureau in 1996. Mr. Yang was appointed an executive director and the general manager of the Company in 1997 and the vice chairman of the Board and the general manager of the Company in 2002. Mr. Yang was appointed the director of Yankuang Group in 2004 and was appointed as the vice chairman of Yankuang Xinjiang Nenghua Company Limited in 2007. He is a graduate of Shandong Mining Institute.

SHI Xuerang, aged 53, is a senior engineer and serves as a Director of the Company and deputy general manager of Yankuang Group. From 2001 to 2003, Mr. Shi acted as the deputy general manager of Xinwen Coal Mining Group Company Limited. He joined Yankuang Group as a deputy general manager in 2003 and was appointed a Director of the Company in 2005. He is a graduate of Shandong Mining Institute.

CHEN Changchun, aged 55, is a senior accountant and serves as a Director of the Company. In addition, Mr. Chen serves as a director, the chief accountant, the chief legal advisor of Yankuang

Group and a director of Yankuang Xinjiang Nenghua Company Limited. Mr. Chen joined the Company’s predecessor in 1984 and became the chief accountant and a director of Yankuang Group in 1998 and 2004, respectively. Mr. Chen was appointed a Director of the Company in 2005 and was appointed the chief legal advisor of Yankuang Group in 2006 and a director of Yankuang Xinjiang Nenghua Company Limited in 2007. He is a graduate of Beijing Coal Cadre Institute.

WU Yuxiang, aged 46, is a senior accountant and serves as a director and the chief financial officer of the Company. Mr. Wu joined the Company’s Predecessor in 1981 and became the chief accountant of its finance department in 1996. Mr. Wu became the manager of the finance department of the Company in 1997 and was appointed as a director and the chief financial officer of the Company in 2002. Since 2007, he also serves as the chairman of the supervisory committee of Huadian Zouxian Power Generation Company Limited. He is a graduate of Shandong TV University.

WANG Xinkun, aged 55, is a senior economist and serves as a Director and the deputy general manager of the Company. Mr. Wang joined the Company’s Predecessor in 1977. Mr. Wang became a manager of the Company’s coal transportation and sales department in 2000, and a deputy general manager of the Company in 2002. He became a Director of the Company in 2004. Since 2007, he has also served as the vice-chairman of Huadian Zouxian Power Generation Company Limited. He is a graduate of Tianjin University.

Zhang Baocai, aged 40, is a senior accountant and serves as a Director and the board secretary of the Company. Mr. Zhang joined the Company’s Predecessor in 1989 and was appointed as the head of the planning and finance department of the Company in 2002. He was appointed a Director, the board secretary, the head of the Secretariat of the Board and the head of the Information Management Department of the Company in 2006. Mr. Zhang is a graduate of Nankai University.

DONG Yunqing, aged 52, is a senior administrative officer as well as a Director and the chairman of the labor union of the Company. Mr. Dong joined the Company’s Predecessor in 1981 and was the vice chairman of the labor union of Yankuang Group from 2001 to April 2003. Mr. Dong was appointed as a Director and the chairman of the labor union of the Company in 2002. He is a graduate of Shandong Mining Institute.

Independent Non-executive Directors

Pu Hongjiu, aged 71, is a professor-level senior engineer and serves as an independent non-executive Director of the Company. He is the first vice chairman of the China Coal Industry Association and the chairman of Coal Industry Association of China International Association. Mr. Pu was a party group member and the head of disciplinary inspection unit of the State Administration of Work Safety and State Administration of Coal Mine Safety in 2001. He has been the chairperson of China Coal Academy since 2001 and the first vice-chairman of the China Coal Industry Association since 2003. He became an independent non-executive director of the Company in 2005. He is a graduate of Hefei Mining Institute. He is also an independent non-executive director of Shanghai Datun Energy Company Limited and Shenhua Ningxia Coal Mining Group Corporation Limited.

CUI Jianmin, aged 75, is a senior auditor and certified accountant and serves as an independent non-executive director of the Company and a consultant of China Registered Tax Practitioners Association. Mr. Cui had previously been the deputy chief auditor of National Audit Office of the PRC, the chairman of the Association of China Certified Accountants, and a committee member of the 8th National Committee of the Chinese People’s Political Consultative Conference. Mr. Cui became an independent non-executive Director of the Company in 2002, and he has serves as a consultant of China Registered Tax Practitioners Association since September 2004. Mr. Cui is a graduate of the People’s University of China. Mr. Cui is also an independent non-executive director of China Yangtze Power Co., Ltd.

WANG Xiaojun, aged 53, admitted as a solicitor in England and Wales and Hong Kong, is an independent non-executive Director of the Company and a partner of Wang & Co., X. J. in Hong Kong. He was admitted in the PRC, Hong Kong and England and Wales in 1988, 1995 and 1996, respectively. Mr. Wang has worked as a legal counsel in the Hong Kong Stock Exchange and practiced law with Richards Bulter. He became an independent non-executive Director of the Company in 2002. He graduated from the People’s University of China and the Graduate School of the Chinese Academy of Social Sciences and holds a bachelor degree in laws and a master’s degree in law. He is also an independent non-executive director of the Guangzhou Shipyard International Company Limited, Concept Investments Ltd., and Natural Gas Company Limited of Shaanxi Province.

WANG Quanxi, aged 52, professor of Nankai University, is an independent non-executive Director of the Company. He is the director of Enterprise Research Center of Nankai University. Mr. Wang has been appointed as an independent non-executive Director of the Company since 2004. He is a graduate of Tianjin Finance and Economics University. He is also an independent non-executive director of Silver Plaza Group Co., Ltd.

Board of Supervisors

MENG Xianchang, aged 60, is a senior administrative officer and serves as the chairman of the supervisory committee of the Company. Mr. Meng joined the Company’s predecessor in 1981 and was appointed as a supervisor of the Company’s Predecessor in 1996. He had been the deputy secretary of party committee of Yankuang Group from 1996 to 2007. He became the chairman of the supervisory committee of the Company in 1997. He is a graduate of Shandong Mining Institute.

SONG Guo, aged 53, is senior administrative officer and serves as the vice chairman of the supervisory committee of the Company and a deputy secretary of the party committee of Yankuang Group. In 2002, Mr. Song was the officer-in-charge of the office of Coal Management Bureau of Shandong Province. He joined Yankuang Group in 2003 and was the secretary of the disciplinary inspection committee from 2003 to 2007. He became a deputy secretary of the party committee of Yankuang Group in 2004 and the vice-chairman of the supervisory committee of the Company in 2005. He is a graduate of Shandong University.

ZHANG Shengdong, aged 51, is a senior accountant and serves as a supervisor of the Company. He is also the deputy chief accountant and the head of the finance department and the finance company preparatory office of Yankuang Group. Mr. Zhang joined the Company’s Predecessor in 1981 and became the deputy chief accountant in 1997. He became a supervisor of the Company and the head of the finance company preparatory office of Yankuang Group in 2002. Mr. Zhang was appointed the head of the finance department of Yankuang Group in 2006. He is a graduate from China University of Mining and Technology.

LIU Weixin, aged 57, is a senior accountant, is a supervisor of the Company and the deputy chief of the audit department of Yankuang Group. Mr. Liu joined the Company’s Predecessor in 1971 and became the vice director of the audit affair office of Yankuang Group in 2001, the chief of the audit department of Yankuang Group in 2003 and the deputy director of audit department of Yankuang Group in 2005. Mr. Liu became a supervisor of the Company in 2002. He is a graduate of Shandong Youth Cadre Institute.

XU Bentai, aged 49, is a senior administrative officer as well as an employee supervisor of the Company and the chairman of Jining III Coal Mine’s labor union. Mr. Xu joined the Company’s Predecessor in 1978 and became the chairman of Jining III Coal Mine’s labor union in 1999. Mr. Xu became an employee supervisor of the Company in 2002. He is a graduate of the Central Communist Party School.

Other Executive Officers

JIN Tai, aged 56, is a researcher in engineering technique application and serves as a deputy general manger of the Company. Mr. Jin joined the Company’s Predecessor in 1968. He became the head of Xinglongzhuang Coal Mine in 1998 and became the deputy general manager of Yankuang Group in 2000. Mr. Jin has been appointed as a deputy general manager of the Company since 2004. He is a graduate of China University of Mining and Technology.

ZHANG Yingmin, aged 54, is a researcher in engineering technology application and serves as the executive deputy general manager of the Company and a director of Yankuang Group. Mr. Zhang joined the Company’s Predecessor in 1971. He became the head of Baodian Coal Mine in 2000. Mr.

Zhang became an executive deputy general manager of the Company in 2002 and a deputy general manager of Yankuang Group in 2003. In 2004, Mr. Zhang became a director of Yankuang Group and the chief of the safety supervision bureau of the Company. He is a graduate of Tianjin University.

HE Ye, aged 50, is a researcher in engineering technology application and serves as the deputy general manager of the Company. Mr. He joined the Company’s Predecessor in 1993. He became the head of Jining II Coal Mine in 1999 and became the executive deputy general manager of an industrial company subordinated to Yankuang Group in 2002. Mr. He has been appointed as a deputy general manager of the Company since 2004. He is a graduate of Guizhou Institute of Technology.

QU Tianzhi, aged 45, is a researcher in engineering technique application and serves as the deputy general manager of the Company. Mr. Qu joined the Company’s Predecessor in 1985 and became the head of Dongtan Coal Mine in 2000. He was appointed as a deputy general manager of the Company in 2006. Mr. Xu is a graduate of China University of Mining and Technology.

TIAN Fengze, aged 51, is a senior economist and serves as a deputy general manager of the Company. Mr. Tian joined the Company’s Predecessor in 1976 and became the head of Beixu Coal Mine in 1991. Mr. Tian became a deputy general manager of the Company in 2002. He is a graduate of Beijing Coal Cadre Institute.

SHI Chengzhong, aged 45, is a researcher in engineering technique application and serves as a deputy general manager of the Company. Mr. Shi joined the Company’s Predecessor in 1983 and became a deputy chief engineer of Yankuang Group in 2000 and a deputy general manager of the Company in 2002. He is a graduate of Shandong Mining Institute. Mr. Shi is also a director of Guizhou Panjiang Coal Power Company Limited.

LAI Cunliang, aged 47, is a senior engineer and serves a deputy general manager of the Company and holds a master degree in mining engineering. Mr. Lai joined the Company’s Predecessor in 1980 and became the head of Xinglongzhuang Coal Mine of the Company in 2000. He has been a director and the general manager of Yanmei Australia since 2004. Mr. Lai became a deputy general manager of the Company in 2005. He is a graduate of China University of Mining & Technology.

NI Xinghua, aged 51, is a researcher in engineering technique application and serves as the chief engineer of the Company. Mr. Ni joined the Company’s Predecessor in 1975 and became a deputy chief engineer of Yankuang Group in 2000. He has been appointed as the chief engineer of the Company since 2002. Mr. Ni is a graduate of Tianjin University.

Nomination of the Director, the Supervisor for the new session

As approved by the 16th meeting of the third session of the Board held on April 18, 2008, the Board nominated Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Zhang Baocai as the candidates of the fourth session of the Board; Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian, Mr. Wang Junyan were nominated as the candidates of independent Directors. The proposal will be submitted to our shareholders for consideration and approval in the 2007 annual general meeting. Mr. Dong Yunquig were elected by the labor union of the Company as the employee director for the fourth session of the Board.

As approved by the 10th meeting of the third session of the Supervisory Committee held on April 18, 2008, the Supervisory Committee nominated Mr. Song Guo, Mr. Zhou Shoucheng, Mr. Zhang Shengdong and Ms. Zhen Ailan as the candidates for the fourth session of the Supervisory Committee. The proposal will be submitted to our shareholders for consideration and approval in the 2007 annual general meeting. Mr. Wei Huanmin and Mr. Xu Bentai were elected by the labor union of the Company as the staff supervisor for the fourth session of the Supervisory Committee.

B. Compensation

The Directors, Supervisors and Executive Officers who are our employees receive compensation in the form of salaries, housing allowances and other allowances and benefits, including pension contributions. The aggregate amount of cash remuneration paid by us to the 15 Directors, Supervisors and Executive Officers in the year ended December 31, 2007 was RMB3.1 million. The aggregate amount of cash remuneration paid by us to the five highest-paid individuals in the Company (none of which were Directors) in 2007 was RMB1.8 million. In addition, Directors and Supervisors receive other benefits, such as subsidized or free health insurance and transportation, which are customarily provided by PRC enterprises to their senior-level employees. We did not pay any discretionary bonus during the reporting period of this Annual Report to our Directors, Supervisors or Executive Officers. Details of each of the directors’ and supervisors’ salaries and benefits are as follows:

	For the year ended December 31, 2007
	Fees	Salaries, allowance and other benefits in kind	Retirement benefit plan contribution	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Independent Non-Executive Directors
Pu Hongjiu	96	—	—	96
Cui Jianmin	96	—	—	96
Wang Xiaojun	115	—	—	115
Wang Quanxi	96	—	—	96

	403	—	—	403

Directors
Wang Xin	—	—	—	—
Geng Jiahuai	—	—	—	—
Yang Deyu	—	—	—	—
Shi Xuerang	—	—	—	—
Chen Changchun	—	—	—	—
Wu Yuxiang	—	172	34	206
Wang Xinkun	—	196	39	235

Zhang Baocai		171	34	205
Dong Yunqing	—	172	34	206

	—	711	141	852

Supervisors
Meng Xianchang	—	—	—	—
Song Guo	—	—	—	—
Zhang Shengdong	—	—	—	—
Liu Weixin	—	—	—	—
Xu Bentai	—	207	41	248

	—	207	41	248

Other Management Team
Jin Tai	—	—	—	—
Zhang Yingmin	—	—	—	—
He Ye	—	212	42	254
Tian Fengze	—	172	34	206
Shi Chengzhong	—	195	39	234
Qu Tianzhi	—	212	42	254
Ni Xinghua	—	196	39	235
Lai Cunliang	—	410	—	410

	—	1,397	196	1,593

C. Board Practices

Board of Directors

Directors are elected by shareholders at general meetings. Directors are elected for three year terms. We have adopted cumulative voting for the election of new Board of Directors.

Pursuant to our Articles of Association, the Board of Directors is accountable to the shareholders in general meeting and exercises the following functions and powers:

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

The Board of Directors will decide on matters relating to foreign investment, purchase or sale of assets, mortgage of assets, provision of guarantees, entrusted assets management and connected transactions by the Company within the scope of authority conferred by the general meeting and submit such matters to the shareholders’ meeting for approval.

With the approval of over two-thirds of all directors, the Board of Directors may make decisions on the following matters:

(1)	transactions falling within the following limit with respect to purchase or sale of assets, foreign investment (including entrusted financial management and entrusted loans), provision of financial assistance, entrusted or trusted asset or business management, entering of license agreement, transfer or accept the transfer of research and development projects:

a.	the total assets involved in a single transaction with amount more than 5% and below 25% of the Company’s latest audited total asset value;

b.	a single investment more than 5% and below 25% of the Company’s latest audited net asset value;

c.	the subject of a single transaction accounted for more than 5% and less than 25% of the Company’s latest audited income from principal operations for the latest financial year; and

d.	the subject of a single transaction accounted for more than 5% and less than 25% of the Company’s latest audited net profit for the latest financial year.

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

(4)	external guarantees not within the approval limit of the shareholders’ general meeting as provided in the Articles of Association; and

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

Directors’ Decision Making Risk Fund

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

As approved at the 16th meeting of the third session of the Board held on April 18, 2008, we will provide liability insurance for the Directors, Supervisors and Senior Officers of the Company with an coverage of up to US$15 million and submit the same for consideration and approval at our 2007 annual general meeting.

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

The Audit Committee is mainly responsible for proposing the appointment or replacement of the external audit agencies; reviewing the accounting policies of the Company, the disclosure of the financial information and the procedures for preparing financial reports; and reviewing the internal control system and risk management system of the Company. The details of the responsibilities of the Audit Committee can be found on our Company’s website at www.yanzhoucoal.com.cn/English/company_4_2.asp.

Currently, the members of our audit committee of the Board of Directors are:

Name	Age	Position	Ownership of Shares
CUI Jianmin	75	Independent non-executive director	0
PU Hongjiu	71	Independent non-executive director	0
WANG Xiaojun	53	Independent non-executive director	0
WANG Quanxi	52	Independent non-executive director	0
CHEN Changchun	55	Affiliated Director	0
DONG Yunqing	52	Employee director	0

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

Nomination / Corporate Governance

As of December 31, 2007 the Yankuang Group held 2,600,000,000 Shares in the form of Legal Person Shares, representing 52.86% of our total shares on the same day. As more than 50% of our voting power is held by the Yankuang Group, we are a “controlled company” under NYSE Listing Rules 303A.00. As a result, we are not required to establish a Nomination Committee or Corporate Governance Committee under Sections 303A.04 and 303A.05 of the NYSE Listing Rules. As such, we currently do not have any such committees.

Arrangement to Purchase Equity or Debt Securities and Other Arrangements

At no time during the year ended December 31, 2007, were we, our Controlling Shareholder or any of our fellow subsidiaries a party to any arrangement to enable our Directors or Supervisors to acquire benefits by means of the acquisition of our equity or debt securities or any other body corporate with the exception of the A Shares issued to certain of our Directors, Supervisors and senior management.

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

D. Employees

General

The table below sets forth the number of our employees by function as of the period indicated:

	As of December 31,
	2004	2005	2006	2007
Coal production employees	22,369	23,060	26,548	28,098
Engineers and technicians	1,023	1,069	1,333	1,599
Management and administrative personnel	2,055	1,995	2,484	2,732
Support staff	3,819	3,939	9,420	10,354

Total	29,266	30,063	39,785	42,783

The table below sets forth the number of our employees by locations as of December 31, 2007:

Location	Employees as of December 31, 2007	% of Total
PRC
Shandong	42,248	98.7%
Shaanxi	173	0.4%
Shanxi	336	0.8%
Australia	26	0.1%

Total	42,783	100.0%

The total remuneration of our employees includes wages and bonuses. We paid our employees an aggregate of approximately RMB1,161.4 million, RMB1,645.1 million and RMB2,005.4 million in wages and bonuses in the years ended December 31, 2005, 2006 and 2007, respectively. The compensation of an employee directly involved in underground mining is based on the production of such employee, as well as the production of the employee’s mining team. Employees and their families also receive certain social welfare benefits and education and health services from the Controlling Shareholder. These benefits are provided in some cases by the Controlling Shareholder, as required by PRC laws, rules and regulations. We, in turn, pay the Controlling Shareholder for all such benefits.

The Controlling Shareholder is responsible for the administration of our employee pension fund and for the provision of retirement benefits to our retirees. According to the Pension Fund Agreement entered into between the Controlling Shareholder and us, we are obligated to set aside the pension fund which equals 45% of the total remuneration paid to our employees, for the Controlling Shareholder to pay the local pension fund authority for and on behalf of our employees and to pay for employee retirement benefits. The welfare of retired employees is administrated by the Controlling Shareholder. The Pension Fund Agreement was renewed in 2002. We and the Controlling Shareholder agreed that the foregoing pension fund plan will be continuously applied from 2002 to 2006. Pursuant to the approval of the Board of Directors on January 6, 2006, we and the Controlling Shareholder entered into a new Agreement for the Administration of Pension Fund and Retirement Benefit on January 10, 2006 (“Pension Fund and Retirement Benefit Agreement”), to continue the administration of the foregoing pension fund plan. The Pension Fund and Retirement Benefit Agreement is for a term of three years. We also carry personal injury insurance for employees.

Our subsidiaries are participants in a State-managed retirement plan pursuant to which the subsidiaries pay a fixed percentage of their qualifying staff’s wages as a contribution to the plan. The subsidiaries’ financial obligations under this plan are limited to the payment of the employer’s contribution. In 2007, contributions payable by the subsidiaries pursuant to this arrangement were insignificant.

In 2005, 2006 and 2007, total contributions paid by us for our Directors, Supervisors, Executive Officers and senior management to the pension fund was approximately RMB0.7 million, RMB1.0 million and RMB400,000, respectively. In addition, each employee of ours currently pays a percentage of his or her salary as additional pension contribution. Upon retirement, our employees are entitled to the payment of a pension from the pension plan.

As of the date of this Annual Report, all of our employees are employed under employment contracts which specify the employee’s position, responsibilities, remuneration and permissible grounds for termination. We have a labor union that protects employees’ rights, aims to assist in the achievement of our economic objectives, encourages employee participation in management decisions and assists in mediating disputes between union members and us. Each of our operating units has a labor union branch. We have not experienced any strikes or other labor disturbances that has interfered with our operations, and we believe that our relations with our employees are strong.

All employees who are unable to work due to illness or disability are entitled to certain benefits during the period of their absence from the work. In addition, the PRC Government requires us to provide casualty and life insurance for each of our employees who work underground in our mining sites. The premium for casualty and life insurance is 2.0% of the total remuneration of each employee.

Medical Insurance Plan

In accordance with the relevant regulations of the Shandong Provincial People’s Government, since January 1, 2002, we have established a basic medical insurance plan for employees, which comprises basic medical insurance and supplementary medical insurance plans. The insurance plans are described below.

•

Basic medical insurance plan – we set aside 8% of the total wages of each employee to a basic medical insurance fund, which recorded in our statement of income as “Wages and Employee Benefits” under “Cost of Sale and Service Provided” and “Selling, General and Administrative Expenses”.

•

Supplementary medical insurance plan – we set aside 4% of the total wages of each employee to a supplementary medical insurance fund, which is recorded in our statement of income as “Supplementary Medical Insurance” under “Selling, General and Administrative Expenses”.

We also carry personal injury insurance for our employees.

Housing Plan

Under the Labor and Supply Agreement, the Controlling Shareholder is partly responsible for providing housing accommodations to our employees. We and the Controlling Shareholder share the incidental expenses relating to the provision of housing accommodation on a pro rata basis based on our respective number of employees and mutual agreement. Such expenses amounted to RMB37.2 million, RMB86.2 million and RMB86.3 million for 2005, 2006 and 2007, respectively.

Beginning 2002, we have paid to our employees a housing allowance, which is calculated based on a fixed percentage of each employee’s wage to assist the employee’s purchase of residential housing. In 2005, 2006 and 2007, housing allowances paid by us to employees amounted to RMB146.9 million, RMB165.6 million and RMB176.2 million, respectively.

E. Share Ownership

No Director, Supervisor or member of senior management who received compensation as described in subsection B above owns more than one percent of our outstanding Shares. See “ Item 6. — A. Directors, Supervisors and Senior Management”.

We have not granted and have no plan to grant options for our Shares or other equity-linked securities to our employees. We have not and have no plan to implement any share bonus scheme for employees.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 31, 2007, the Controlling Shareholder owned 52.86% of our share capital (see table below). As a majority shareholder, the Controlling Shareholder is able to make most of the decisions adopted by us. Currently, all of our ordinary shareholders enjoy equal voting rights.

The following table sets forth certain information regarding ownership of our capital stock as of December 31, 2007, after implementation of the share reform plan, by all persons who are known by us to own beneficially more than 5% of our capital stock.

Identity of Person or Group	Title of Class	Shares Owned as of December 31, 2007	Percentage2 of Capital Stock as of December 31, 2007
Controlling Shareholder	Ordinary Shares in the form of Legal Person Shares, par value RMB1.00 each	2,600,000,000	52.86%

HKSCC Nominee Limited*	Ordinary Shares in the form of H Shares, par value RMB1.00 each	1,956,662,746	39.78%

*	As the nominee of the clearing and settlement agent for our H Shares, HKSCC Nominee Limited is the record holder of our H Shares.

Except as described in the table above, we are not aware of any holder of more than 5% of any series of our shares. Our major shareholders do not have voting rights different from that of other shareholders. We are not aware of any arrangement which may at a subsequent date result in a change of control over us.

As of December 31, 2007 and June 20, 2007, there were 1,956,662,746 H Shares issued and outstanding. As of May 31, 2008, there were 74 registered holders of American depositary receipts evidencing 3,338,368 ADSs. Since certain of the ADS Shares were held by nominees, the above number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons.

To our knowledge, other than the Controlling Shareholder, which owns 52.86% of our Shares, we are not owned or controlled, directly or indirectly, by any other corporation, by any government, or by any other natural or legal person or persons, severally or jointly.

B. Related Party Transactions

The Continuing Connected Transactions between our Company and the Controlling Shareholder for the year 2007 include the following:

1.	Supply of Materials and Services

Details of on-going supply of materials and services between our Company and Yankuang Group as our Controlling Shareholder for the year 2007 are shown in the following table.

No.	Types of Connected Transactions	Agreement	Annual cap for the year 2007 (RMB’000)	Transaction for the year 2007 (RMB’000)
Expenditure

1.	Materials and water purchased from Yankuang Group	Provision of Materials and Water Supply Agreement	565,200	454,649
2.	Fuel and power purchased from Yankuang Group	Provision of Electricity Agreement	400,000	368,993
3.	Labor and services provided by Yankuang Group	Provision of Labor and Services Agreement	912,700	718,482
4.	Maintenance and repair services provided by Yankuang Group	Provision of Equipment Maintenance and Repair Works Agreement	300,000	215,102
5.	Products and materials sold to Yankuang Group	Provision of Products and Materials Agreement	3,050,000	1,610,106

2.	Mining Rights Fee

Upon approval by the relevant state-owned assets management and coal industry management authorities when the Company was incorporated, and pursuant to the Mining Right Agreement dated October 1997 and its supplemental agreement dated February 1998 entered into between the Company and Yankuang Group, the Company shall pay RMB13 million per year to Yankuang Group for the mining rights of the five mines owned by the Company: Nantun, Xinglongzhuang, Dongtan, Baodian and Jining II (the “Five Coal Mines”). Yankuang Group will collect mining rights fee for ten years beginning 1997. If there are any applicable new regulations governing the payment of mining rights fee promulgated by the State after the ten years, such regulations will apply.

During this reporting period, the Company paid RMB13.0 million to Yankuang Group each year for the mining right of the Five Coal Mines.

Pursuant to the “Implementing Plan for Reform of the Mining Rights Fee” (“the Plan”, jointly issued by the Ministry of Finance, the Ministry of Land and Resources, and the National Development and Reform Commission, and subsequently approved by the State Council in September 2006), enterprises that have acquired state-funded mining right without paying a fee should, from the effective date of the Plan, pay a mining fee based on the evaluation of the remaining resource in each province. Although Shandong Province is one of those provinces mentioned in the Plan, as of the date of this Annual Report, Shandong Province has not announced any measure that details the payment of mining right fees.

3.	Payment of Endowment Insurance Fund

Pursuant to the Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement dated January 10, 2006, Yankuang Group has undertaken to manage, without compensation, the Company’s pension insurance fund for its employees and the payment of pension and other benefits to the Company’s retirees(the “Endowment Insurance Fund”). Under the agreement, the Company will make monthly contributions to Yankuang Group equivalent to 45% of the aggregate monthly basic salaries and wages of the Company’s employees from January 1, 2006 to December 31, 2008. The annual amount for the Endowment Insurance Fund for the year 2007 paid by the Company as approved at the Fourth Meeting of the Third Session of the Board on March 4, 2006 was RMB695 million. The amount actually paid by the Company was RMB692.9 million. This transaction constitutes an exempt continuing connected transaction which has been approved by the Board.

The opinions of the Independent Non-executive Directors

Our Independent Non-executive Directors have reviewed the Continuing Connected Transactions in the year 2007 and confirmed that: (1) all such connected transactions have been: (a) entered into by us in the ordinary and usual course of our business; (b) conducted either on normal commercial terms, or where there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favorable to us than terms available to or from independent third parties; and (c) entered into in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole; and (2) the value of the connected transactions in respect of the on-going supply of materials and services stated under “1. Supply of Materials and Services” above has not exceeded the annual cap for the year 2007 approved by independent shareholders on March 24, 2006.

Pursuant to Rule 14A.38 of the Hong Kong Listing Rules, the Directors engaged the auditors of the Company to perform certain agreed upon procedures in respect of the continuing connected transactions of the Company. The auditors have reported their factual findings on these procedures to the Directors.

For the years ended December 31, 2005, 2006 and 2007, we had the following continuing connected transactions with the Controlling Shareholder and/or its subsidiary companies:

	Year ended December 31,
	2005	2006	2007
	(RMB’000)	(RMB’000)	(RMB’000)
Income
Sales of coal	856,580	1,069,879	1,014,963
Sales of auxiliary materials	369,855	496,221	595,143

Utilities and facilities	29,000	—	—

Expenditure
Utilities and facilities	355,953	358,370	377,074
Annual fee for mining rights	12,980	12,980	12,980
Purchases of supply materials and equipment	341,935	458,329	454,469

Repair and maintenance services	197,624	246,841	215,102
Social welfare and support services	242,952	406,004	313,062
Technical support and training	15,130	20,000	20,000
Road transportation services	53,346	63,448	60,718
Construction services	—	306,658	316,801

Approval of Continuing Connected Transaction Agreements and the Annual Caps for 2006, 2007 and 2008

As required by the rules of the Hong Kong Stock Exchange and Shanghai Stock Exchange on continuing connected transactions, we completed the necessary review and approval procedures for our continuing connected transactions and continued or entered into six Continuing Connected Transaction Agreements in the first quarter of 2006. The Continuing Connected Transaction Agreements include the Provision of Materials and Water Supply Agreement, Provision of Electricity Agreement, Provision of Labor and Services Agreement, Provision of Equipment Maintenance and Repair Works Agreement, Provision of Products and Services Agreement and Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement with the Controlling Shareholder. We also determined the annual caps for each of the Continuing Connected Transaction Agreements for 2006, 2007 and 2008.

In accordance with applicable listing rules, the Continuing Connected Transaction Agreements and the annual caps were approved by the Board at a meeting held on January 6, 2006, and the shareholders meeting held on March 24, 2006. The term for each of the Continuing Connected Transaction Agreements is from January 1, 2006 to December 31, 2008. The Materials and Services Supply Agreement and its supplementary agreement and the Agreement of Endowment Insurance Fund originally entered into between us and the Yankuang Group have been terminated. The Continuing Connected Transaction Agreements are filed with this Annual Report as Exhibit 4.1.

Acquisition of connected assets

The purchase of the mining rights of Zhaolou Coal Mine by Heze Nenghua

The Company acquired 95.67% equity interest in Heze Nenghua from Yankuang Group in December 2005. According to the relevant acquisition agreements, Heze Nenghua has the right to acquire mining rights of Zhaolou Coal Mine at any time within 12 months from Yankuang Group’s acquisition of the mining rights of Zhaolou Coal Mine.

On June 28, 2006, Yankuang Group obtained the mining right permit of Zhaolou Coal Mine from the Ministry of Land and Resources. At the first extraordinary general meeting of the Company for the year 2008 held on 30 January, 2008, the purchase of the mining rights of Zhaolou Coal Mine by Heze Nenghua from Yankuang Group for a consideration of RMB747.3 million was approved. On May 5, 2008, we obtained the mining rights when the acquisition was also approved by the relevant regulatory authorities in charge of national land and resources.

The acquisition of 2% equity interest in Shanxi Nenghua

As approved by the by the general manager in an daily operating meeting on January 29, 2007, we acquired 2% equity interest in Shanxi Nenghua from Lunan Fertilizer Plant, a subsidiary of Yankuang Group for approximately RMB15.0 million. Following the completion of all the procedures to transfer the equity interest on February 5, 2007, we wholly own Shanxi Nenghua.

Amounts due to the Controlling Shareholder and its subsidiaries

The amounts due to the Controlling Shareholder and its subsidiary companies do no bear interest and are unsecured. The amounts due to the Controlling Shareholder and its subsidiary companies as of December 31, 2007 included the present value of the balance that arose from the funding of the acquisition of the mining right of Jining III on January 1, 2001 discounted using the market rate of bank borrowings. The following table sets forth the amounts due to the Controlling Shareholder and its subsidiary companies as of December 31, 2006 and 2007:

	As of December 31,
	2006	2007
	RMB’000	RMB’000
Term for Repayment
Within one year	982,347	669,275
More than one year, but not exceeding two years	8,181	7,703
More than two years, but not exceeding three years	7,704	7,253
More than three years, but not exceeding four years	7,253	—
More than four years, but not exceeding five years	—	—

Total due	1,005,485	684,231

Less: amount due within one year	(982,347)	(669,275)

Amount due after one year	23,138	14,956

Except for the payments disclosed above, the remaining amounts due to the Controlling Shareholder and/or its subsidiary companies are repayable on demand.

Transactions/ balance with other state-controlled entities in the PRC

We operate in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC Government (“state-controlled entities”). In addition, we are part of a larger group of companies under the Controlling Shareholder which is controlled by the PRC Government. Apart from the transactions with the Controlling Shareholder and fellow subsidiaries and other related parties disclosed above, we also conduct business with other state-controlled entities. Our Directors consider those state-controlled entities as independent third parties so far as our business transactions with them are concerned.

In establishing our pricing strategies and approval process for transactions with other state-controlled entities, we do not differentiate whether the counter-party is a state-controlled entity or not.

Material transactions with other state-controlled entities are as follows:

	As of December 31,
	2005	2006	2007
	RMB’000	RMB’000	RMB’000
Trade sales	3,855,545	4,600,606	6,035,156

Trade purchases	1,607,729	1,568,658	1,056,959

Material balances with other state-controlled entities are as follows:

	As of December 31,
	2006	2007
	RMB’000	RMB’000
Amounts due from other state-controlled entities	345,914	339,979

Amounts due to other state-controlled entities	301,117	311,922

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

Interest of Management in certain transactions

None of the Directors or Supervisors or Executive Officers had, either directly or indirectly, any material interest in any significant material contract to which we were a party during the year ended December 31, 2007.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

You should read “Item 18. Financial Statements” for information regarding our audited consolidated financial statements and other financial information.

Legal Proceedings and Arbitration

In 2004, we made an entrusted loan of RMB640 million to Shandong Xin Jia Industrial Company Limited (the “Entrusted Loan”) that was secured by 289 million shares of Huaxia Bank Company Limited (the “Huaxia Shares”). Following a default on the payment of the Entrusted Loan, the Huaxia Shares were disposed in a court-ordered auction to repay the Entrusted Loan. In December 2006, Shandong Runhua Group Co., Ltd. (“Runhua Group”) filed a competing claim of ownership for 240 million shares of the Huaxia Shares. The Supreme Court of the People’s Republic of China mediated the claims and proposed an arrangement that the accepted by all relevant parties. Pursuant to the arrangement, we released our security interest on 200 Huaxia Shares in return for Runhua Group’s settlement of the Entrusted Loan. As of May 30, 2008, we had recovered RMB780 million, representing the full principal and interest of the Entrusted Loan.

Except as disclosed, the Company was not involved in any other significant litigation or arbitration during the reporting period.

Dividend Policy

According to our Articles of Associations, we will pay dividends once a year. The Shareholders shall by way of an ordinary resolution authorize our Board of Directors to declare and pay the final dividends. We may distribute dividends in the form of cash or shares. Pursuant to the amended Articles of Association as approved during the annual shareholders general meeting on June 28, 2006, our after-tax profit shall be allocated in accordance with the following order: (1) compensation of losses; (2) allocation to the statutory common reserve fund; (3) allocation to the discretionary common reserve fund upon approval by resolution of the shareholders’ general meeting; (4) dividend payments of ordinary shares. If our statutory common reserve fund is not sufficient to compensate our losses from the previous year, we will utilize our after-tax profit to compensate our losses before making any provision for the statutory common reserve fund.

B. Significant Changes

We have not experienced any significant changes since the date of the consolidated financial statements to this Annual Report.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

The follow tables sets forth a summary of the issuance of our Shares:

	H Shares			A Shares
	Initial offering	Second offering	Third offering	Initial offering	Second offering
Time of issuance	March 1998	May 2001	July 2004	June 1998	January 2001
Issue amount	850,000,000	170,000,000	204,000,000	80,000,000	100,000,000

As of December 31, 2007, our share capital structure was as follows:

Type	Number of shares	Proportion
Listed shares with restricted trading condition	2,600,061,800	52.8640%
State legal person share	2,600,000,000	52.8627%
Domestic natural person share	61,800	0.0013%
Listed shares without trading condition	2,318,338,200	47.1360%
A Shares	359,938,200	7.3182%
H Shares	1,958,400,000	39.8178%
Total	4,918,400,000	100.0000%

As of December 31, 2007, we had 2,600,061,800 tradable shares subject to trading restrictions, substantially all of which are held by our Controlling Shareholder on behalf of the State and the remainder by our Directors, Supervisors and Executive Officers.

In the year 2007, the change of our listed Shares subject to trading restrictions was as follows:

Shareholders	Shares subject to trading restrictions as of January 1, 2007 (shares)	Shares released from trading restrictions in 2007 (shares)	Increase in Shares subject to trading restrictions in 2007 (shares)	Shares subject to trading restrictions as of December 31, 2007 (share)	Basis for trading restriction
Yankuang Group	2,600,000,000	0	0	2,600,000,000	share reform plan
Yang Deyu	20,000	0	0	20,000	shares held by
Wu Yuxiang	20,000	0	0	20,000	directors,
Meng Xianchang	20,000	0	0	20,000	supervisors, and
Song Guo	3,000	3,000	1,800	1,800	executive officers

Total	2,600,063,000	3,000	1,800	2,600,061,800	—

Capitalization of capital reserve and our capital structure as of December 31, 2007:

During the reporting period of this Annual Report, our capital reserve did not change. Our shareholding structure as of the beginning and end of 2007 was as follows:

	Number of shares as of January 1, 2007	Increase/decrease in shares during the year	Number of shares as of December 31, 2007
1. Restricted Shares	2,600,063,000	(1,200)	2,600,061,8800
2. Unrestricted Shares	2,318,400,000	1,200	2,318,338,200
A Shares	2,318,337,000	1,200	2,318,338,200
H Shares	1,958,400,000	—	1,958,400,000
Total	4,918,400,000	—	4,918,400,000

The table below sets out certain market information relating to the H Shares, ADSs and A Shares for the periods indicated:

	Price per H Share (HK$)		Price per ADS (US$)		Price per A Share (RMB)
	High	Low	High	Low	High	Low
Annual highs and lows
2003	8.20	2.625	53.20	17.80	11.29	7.53
2004	12.45	5.20	79.50	33.25	15.82	10.88
2005	12.30	4.75	78.95	30.70	14.09	4.92
2006	7.50	4.58	48.80	29.31	8.90	5.70
2007	17.82	6.28	116.73	40.03	27.68	14.10
Quarterly highs and lows
2006
First quarter	6.90	5.00	44.14	32.43	7.79	5.91
Second quarter	7.50	4.58	48.80	29.31	8.90	6.00
Third quarter	5.96	5.04	38.25	32.63	7.77	5.70
Fourth quarter	6.54	5.10	42.45	33.09	7.48	5.90
2007
First quarter	8.45	6.28	53.42	40.03	9.95	7.07
Second quarter	12.10	7.57	76.80	48.63	17.29	9.23
Third quarter	17.26	9.00	109.48	63.83	24.96	14.10
Fourth quarter	17.82	11.82	116.73	78.37	27.68	17.15
Monthly highs and lows
2007
December	16.50	13.56	107.22	88.02	22.48	18.98
2008
January	16.80	10.58	106.5	74.21	24.68	18.51
February	14.80	12.70	93.22	80.46	21.45	17.88
March	13.20	8.96	84.75	57.50	23.00	17.32
April	14.96	10.80	93.59	71.90	22.45	13.75
May	17.94	14.40	113.18	90.68	22.99	22.69
June (through June 20, 2008)	17.50	13.70	114.50	85.85	24.61	18.00

Notes:

1.	In 2005, we implemented a resolution approved at the 2004 annual general meeting to issue bonus shares through capitalization of capital reserve. Based on the total share capital of 3,074 million shares of the Company as of December 31, 2004, six bonus shares were issued for every ten existing shares. As a result of capitalization of capital reserve, our share capital has changed as follows: i) number of State Legal Person Shares increased from 1,670 million shares to 2,672 million shares; ii) number of A Shares increased from 180 million shares to 288 million shares; iii) number of H Shares increased from 1,224 million shares to 1,958.4 million shares.
2.	On March 31, 2006, we implemented the Share Reform Plan, pursuant to which, Yankuang Group was granted the right to list and trade it formerly non-tradeable shares on the Shanghai Stock Exchange. Yankuang Group paid a consideration of 2.5 non-tradable shares for every ten shares to each A Share holder of record as of March 30, 2006 in exchange for the right to list and trade its shares. Upon the implementation of the Share Reform Plan, the State Legal Person Shares changed from unlisted shares to tradable shares subject to a 48-month trading moratorium, and our share capital changed as follows: i) the number of State Legal Person Shares decreased from 2,672 million shares to 2,600 million shares: ii) the number of A Shares increased from 288 million shares to 360 million shares; and iii) the number of H Shares remained at 1,958.4 million shares.

As of December 31, 2007, a total of 1,958,400,000 H Shares were outstanding, of which approximately 166,918,400 H shares or 3.39% of the outstanding H Shares, were held in the form of 3,338,368 ADSs. The outstanding ADSs were held collectively by 74 holders of record on May 31, 2008.

Issuance and listing of new American depositary shares in connection with ratio change

The Stock Exchange of Hong Kong Limited is the principal non-US trading market for our H Shares. Our ADSs, each represent 50 H Shares, have been issued by the Bank of New York as depositary and are listed on the New York Stock Exchange. On April 18, 2008, the Board of Directors approved an resolution to change the ratio of our ADSs to H Shares from one ADS representing 50 H Shares to one ADS representing ten H Shares. The ratio change will be effected with respect to the ADS holders of record on May 28, 2008. 15,661,708 new ADSs will be issued as a result of the proposed ratio change, and no additional H Shares will be issued when the ratio change become effective. As of the date of this Annual Report, the ratio change has not become effective.

B. Plan of Distribution

Not applicable.

C. Markets

Our Shares are currently listed on the Shanghai Stock Exchange under the approval of the China Securities Regulatory Commission. The principal trading market for the H Shares is the Hong Kong Stock Exchange. The ADSs have been issued by The Bank of New York, acting as Depositary Bank, and are listed on the New York Stock Exchange under the symbol “YZC”. Prior to the initial public offering and subsequent listings on the Hong Kong and New York Stock Exchanges on April 1, 1998 and March 31, 1998, respectively, there was no market for the H Shares or the ADSs. For market price information on the exchanges on which our securities are listed, please see “– A. Offer and Listing Details”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

General

Since our Articles of Association became effective on September 25, 1997, the PRC Government and other regulatory authorities have promulgated various rules, regulations and opinions which primarily include The Securities Laws of the PRC, the General Meeting Opinions, the Independent Director Guiding Opinions, Regulations in Connection with Protection of Public Shareholders, and the Guide for Articles of Association of Listed Companies, as amended in 2006. The supervisory authorities require listed companies to incorporate these rules, regulations and opinions into their articles of associations as appropriate.

A copy of the English translation of our Articles of Association was filed with the Commission as an exhibit to the registration statement on Form F-1 under the Securities Act in connection with the global offering of our H Shares and related American Depositary Shares on October 17, 1997. The following is a summary of the dates when the Articles of Association were amended and filed with the Commission:

Date of amendment of the Articles of Association	Method of filing
April 22, 2002	Appendix to 2001 20-F
June 25, 2004	Appendix to 2003 20-F
July 8, 2004	Appendix to 2004 20-F
June 28, 2005
August 22, 2005	Appendix to 2005 20-F
June 28, 2006
November 10, 2006	Appendix to 2006 20-F
June 15, 2007	Appendix to this 20-F

During the reporting period of this Annual Report, we made amendments to our Articles of Association on June 15, 2007. Certain amendments to our Articles of Association were resolved at our extraordinary general meeting on January 30, 2008. However, the amendments made on January 30, 2008 have not been approved by the relevant authorities and have not taken effect as of the date of this Annual Report.

Selected Summary of the Articles of Association

We are a limited company established in accordance with the “Company Law”, “State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Share” and other relevant laws and administrative regulations of the State. We were established by way of promotion with the approval of the former State Commission for Restructuring the Economic System on September 24, 1997, as evidenced by approval document Ti Gai Sheng (1997) No. 154 of 1997. We were registered with and have obtained a business license from Shandong Provincial Administration Bureau of Industry and Commerce on September 25, 1997. Our business license number is: Qi Gu Lu Zong Fu Zi No. 003929-1/1.

According to Article 12 of our Articles of Association, as amended on June 15, 2008, our scope of business includes: selection and sale of coal (among others, the export of coal should be made through companies with coal export right according to the existing state regulations); transportation of goods through self-owned railway within the mining area; transportation of goods through highway; operation of ports; manufacture, sale, lease and repair of relevant mining equipments; production and sale of other mining materials; sale and lease of electronic equipments and sale of parts; sale of metallic materials, electronic products, construction materials, timber, rubber products and methanol; composition of mining, science and technological services; property development within the mining areas, property leasing and provision of services such as dining and accommodation; production and sale of coal residual stones as construction materials.

Board of Directors

Directors who are not staff representatives shall be elected or removed at the shareholders’ general meeting. The staff directors shall be elected by the staff in staff representative meetings or by other democratic methods. Directors shall be elected for a term of three years. At the expiry of the term, it shall be renewable upon re-election. A director may not be removed by the shareholders in a general meeting without any reason before his term of office expires. The Board of Directors is accountable to the shareholders in general meeting.

We have established a system of independent Directors and currently have four independent Directors. The independent Directors do not hold any positions in the Company other than as director and do not maintain with us and our substantial shareholders a connection which may hamper their independent and objective judgment. Apart from the powers granted to directors by the Company Law and other relevant laws, regulations and the Articles of Association, the independent Directors shall have the following special powers:

(i)	A majority of the independent Directors must agree to the engagement of substantial connected transactions, as determined in accordance with the standards promulgated from time to time by the regulatory organizations of the place where the Company’s shares are listed, and the appointment of accounting firm(s) before submitting such decisions to the Board of Directors;

(ii)	A majority of the independent Directors may call an extraordinary general meeting for the Board of Directors, propose a board meeting, and publicly collect proxy votes from shareholders before shareholders’ general meetings; and

(iii)	With the consent of a majority of the independent Directors, the independent Directors may independently engage external auditors and consultants to provide audit and consultation for specific Company matters, with the Company bearing the associated costs.

If the above recommendations are not accepted or the above powers cannot be exercised ordinarily, the Company shall disclose the circumstances accordingly.

The Articles do not contain requirements for any Directors (i) to retire by a specified age, or (ii) to own any or a specified number of our Shares.

Our Articles provide that when passing a resolution in relation to connected transaction at a board meeting, or where any Director or any of its associates (as defined under the Listing Rules of the Stock Exchange of Hong Kong) is connected with such resolution, such connected director shall recuse himself or herself from the Board of Directors’ meeting, shall not have any voting rights in respect thereof, shall not exercise any voting rights on behalf of other Directors and shall not be counted as part of the quorum of the Board of Directors’ meeting. A quorum at a meeting is formed when a majority of the non-connected Directors attend and the resolution can be passed by a majority of the non-connected Directors approve such transaction. If less than three non-connected Directors attend the Board of Directors’ meeting as a result of the absence of the connected Director, such transaction shall be submitted as a resolution at a shareholders’ general meeting of the Company.

With the approval of over two-thirds of all Directors, the Board of Directors may make decisions on the following matters:

(1)	Transactions related to the purchase or sale of assets, foreign investment (including entrusted financial management and entrusted loans), the provision of financial assistance, entrusted or trusted asset or business management, the formation of license agreements, or the transfer or acceptance of research and development projects that meet the following criteria:

1.	the total assets involved in a single transaction is more than 5%, but less than 25% of the Company’s latest audited total asset value;

2.	a single investment more than 5% and below 25% of the Company’s latest audited net asset value;

3.	the subject of a single transaction accounts for more than 5% and less than 25% of the Company’s latest audited income generated from our principal operations for the latest financial year; or

4.	the subject of a single transaction accounts for more than 5% and less than 25% of the Company’s latest audited net profit for the latest financial year.

The above transactions which involve public offer of securities that require the approval of the China Securities Regulatory Commission shall be subject to approval of the shareholders in a general meeting.

(2)	a single loan of less than 10% of the Company’s latest audited net asset value and the debt ratio to the Company’s assets remains under 60% after such financing;

(3)	mortgages or pledges of assets the cumulative outstanding amount of which is less than 30% of the Company’s latest audited net asset value;

(4)	external guarantees not within the approval limit of the shareholders’ general meeting as provided in our Articles of Association; and

(5)	transactions involving connected transactions, which have to be conducted in accordance with the relevant regulations of competent securities authorities and the listing rules of the stock exchanges.

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

Description of the Shares

As of December 31, 2007, our share capital structure consists of 4,918,400,000 ordinary shares, comprising

(1)	2,960,000,000 domestic shares, which represent 60.18% of our share capital, of which:

a.	2,600,000,000 shares, which represent 52.86% of our share capital, were held by the promoter ,Yankuang Group Corporation Limited, and

b.	360,000,000 shares, which represent 7.32% of our share capital, were held by other shareholders; and

(2)	1,958,400,000 foreign H shares, which represent 39.82% of our share capital, were held by the H Shares shareholders.

Our ordinary shareholders shall enjoy the following rights:

(i)	the right to receive dividends and other distributions in proportion to the number of shares held;

(ii)	the right to demand for the convening of a shareholders’ meeting, convene a shareholders’ meeting, attend or appoint a proxy to attend shareholders’ meetings and to vote thereat;

(iii)	the right of supervisory management over our business operations and the right to present proposals or to raise queries;

(iv)	the right to transfer, grant or pledge shares so held in accordance with laws, administrative regulations and provisions of our Articles of Association;

(v)	the right to obtain relevant information in accordance with the provisions of our Articles of Association;

(vi)	in the event of our termination or liquidation , the right to participate in the distribution of our surplus assets in accordance with the number of shares held;

(vii)	for shareholders who disagree with the resolutions for the merger and separation of the Company made in a general meeting, they may demand the Company to purchase their shares; and

(viii)	other rights conferred by laws, administrative regulations and our Articles of Association.

A shareholder (including a proxy), when voting at a shareholders’ general meeting, may exercise such voting rights as are attached to the number of voting shares which he represents. Each share shall have one vote. Shares held by the Company do not have voting rights and these shares will not count as the total number of shares entitled to voting rights. Resolutions of shareholders’ general meetings shall be divided into ordinary resolutions and special resolutions. An ordinary resolution must be passed by votes representing more than one-half of the voting rights represented by the shareholders (including proxies) present at the meeting. A special resolution must be passed by votes representing more than two-thirds of the voting rights represented by the shareholders (including proxies) present at the meeting. Our ordinary shareholders are entitled to dividends and other distributions in proportion to the number of shares held, and they are not liable for making any further contribution other than the subscription amount. Our Articles provide that a controlling shareholder (as defined in the Articles) shall not approve certain matters which will be prejudicial to the interests of all or some of other shareholders by exercising his/her voting rights.

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

When we convene a shareholders’ general meeting, written notice of the meeting shall be given 45 days before the date of the meeting (when calculating the 45 day period, the date on which the meeting is held shall not be included) to notify all of the shareholders whose names appear in the share register of the matters to be considered and the date and place of the meeting, along with the matters to be resolved in the meeting. Shareholder who intend to attend the meeting shall deliver to us their written reply concerning their attendance at such meeting 20 days before the date of the meeting. When we convene an annual general meeting, a shareholder singly or shareholders jointly holding 5% or more of the voting shares of the Company may propose new motions in writing, and we shall include in the agenda those motions which are within the authority of the shareholders’ general meeting.

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

Significant Differences in the H Shares and A Shares. Holders of H Shares and Domestic Shares, with minor exceptions, are entitled to the same economic and voting rights. However, the Articles of Association provide that holders of H Shares will receive dividends in HK dollars while holders of Domestic Shares will receive dividends in Renminbi. In addition, the H Shares can only be traded by investors of Taiwan, Hong Kong, Macau and any country other than the PRC, while A Shares may be traded only by PRC investors and qualified foreign institutional investors (“QFII”). The State Legal Person Shares are not transferable without the approval of the PRC Government.

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

Merger and Acquisition

In the event of the merger or division of our Company, a plan shall be presented by our Board of Directors and shall be approved in accordance with the procedures stipulated in our Articles of Association. We shall then go through the relevant approval process. Shareholder who objects to the plan of merger or division will have the right to demand us or the shareholders who consent to the plan of merger or division to acquire their’ shares at fair market price. A resolution proposing the merger or division of our company shall constitute a special document, which will be available for inspection by our shareholders.

Repurchase of Shares

We may, in accordance with the procedures set out in these Articles of Association and with the approval of the relevant governing authority of the State, repurchase our issued Shares only under the following circumstances:

(i)	canceling Shares to reduce our capital;

(ii)	merger with another company that holds Shares of our Company;

(iii)	granting employee incentive Shares;

(iv)	purchasing the shares of dissenting shareholders; and

(v)	other circumstances permitted by relevant laws and administrative regulations.

We shall not repurchase issued Shares except under the circumstances stated above.

We may repurchase shares in one of the following ways, with the approval of the relevant governing authority of the State:

(i)	by making a general offer to repurchase shares of all our shareholders on a pro rata basis;

(ii)	by repurchasing shares through a public dealing on a stock exchange;

(iii)	by repurchasing shares outside of the stock exchange by means of an off-market agreement; or

(iv)	by other means as authorized by the competent securities authorities under the State Council.

Interested Shareholders

Articles 140 and 141 of our Articles of Associations provide the following:

Article 140:

The following circumstances shall be deemed to be variations or abrogation of the rights attaching to a particular class of shares:

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

C. Material Contracts

Approval of Continuing Connected Transaction Agreements and their Annual Caps for 2006, 2007 and 2008

As required by the rules of the Hong Kong Stock Exchange and Shanghai Stock Exchange on continuing connected transactions, we completed the necessary review and approval procedures for our continuing connected transactions and entered into six New Continuing Connected Transaction Agreements in the first quarter of 2006. We also determined the annual caps for each of the Continuing Connected Transaction Agreements for 2006, 2007 and 2008.

In accordance with applicable listing rules, the Continuing Connected Transaction Agreements and the annual caps were approved by the Board at a meeting held on January 6, 2006, and the shareholders meeting held on March 24, 2006. The term for each of the Continuing Connected Transaction Agreements is from January 1, 2006 to December 31, 2008. The Materials and Services Supply Agreement and its supplementary agreement and the Agreement of Endowment Insurance Fund originally entered into between us and the Yankuang Group have been terminated. The Continuing Connected Transaction Agreements are filed with this Annual Report as Exhibit 4.1.

Joint Venture Agreement to Establish Huadian Zouxian Power Generation Company Limited

On August 23, 2007, the Company entered into a joint venture investment agreement to establish Huadian Zouxian Power Generation Company Limited. This joint venture company was established by the Company together with Huadian International and Zoucheng Municipal Assets Operation Company on November 21, 2007. The registered capital of Huadian Zouxian Power Generation Company Limited is RMB3,000 million, of which the Company contributed RMB900 million, representing approximately 30% of the registered capital. The basis of the parties to form the joint investment agreement was that we will supply coal to Zouxian Power Plant, a power plant wholly owned by Huadian International and our largest end-user as of December 31, 2007, on a long-term basis. The coal provided by our Company will be at favorable prices and quantities and meet agreed upon quality standards.

The business scope of the joint venture company includes the development, investment, construction and operation of projects relating to electricity and energy. The joint venture company will be principally engaged in the construction, operation and management of two coal-fired generating units, each with capacity of 1,000 MW, during the Phase IV capacity expansion project of Zouxian Power Plant. The investment agreement are filed with this Annual Report as Exhibit 4.2.

D. Exchange Controls

Our Articles of Association require that we pay dividends and other amount to holders of Foreign-Invested Shares in accordance with the relevant foreign exchange control regulations. If there is no applicable regulation, the applicable exchange rate shall be the average exchange reference rate of Renminbi to the relevant foreign currency announced by the Bank of China five business days prior to the announcement of the payment of dividends and other amounts.

Renminbi currently is not generally a freely convertible currency. The PRC State Administration of Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currency. In general, under existing foreign exchange regulations, unless otherwise approved by the State Administration of Foreign Exchange or exempted by relevant regulations, PRC enterprises must price and sell their goods and services in the PRC in Renminbi. We have established a limited independent foreign currency account since 2001. The primary source of our foreign currency is revenues denominated in U.S. dollars from coal sales. Our foreign currency is mainly used for the settlement of equipment and machinery purchases and payment of cash dividends in connection with our H Shares (in HK dollars). We have not experienced any shortage of foreign currency. In addition, we can exchange Renminbi for additional foreign currency from designated banks for current account transactions by presenting relevant documents to evidence foreign currency requirements in accordance with relevant regulations. We do not intend to hedge exchange rate fluctuations between Renminbi and HK dollars.

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

E. Taxation

The following tax summary does not address all of the tax considerations that may be relevant to each investor and is based on the tax laws, notices and treaties of the relevant jurisdictions as of the date of this Annual Report, all of which are subject to amendments or changes in interpretation, possibly with retroactive effect. Potential investors are strongly urged to consult their own tax advisor to determine the particular national, federal, state, local, treaty and foreign tax consequences of their investment.

The People’s Republic of China

The following discussion summarizes the material PRC tax provisions relating to the ownership and disposition of H Shares or ADSs held by investors as capital assets.

Taxation on Dividends

Individual Investors. Under the Provisional Regulations of China Concerning Questions of Taxation on Enterprises Experimenting with the Share System (the “Provisional Regulations”), the Individual Income Tax Law of the PRC of 1980, as last amended on December 29, 2007 and other applicable tax laws and regulations, dividends paid by Chinese companies to individuals are generally subject to a PRC withholding tax of 20%. However, on July 21, 1993, the PRC State Administration of Taxation issued the Notice Concerning the Taxation of Gains on Transfer and Dividends from Shares (Equities) Received by Foreign Investment Enterprises, Foreign Enterprises and Foreign Individuals (the “Tax Notice”). Under the Tax Notice, dividends paid by a Chinese company to foreign persons with respect to shares listed on an overseas stock exchange (“Overseas Shares”), including the H Shares and ADSs, are exempt from PRC withholding taxes so long as the Tax Notice is in effect. In a letter dated July 26, 1994 to the former State Commission for Restructuring the Economic System, the former State Council Securities Committee and the CSRC, the PRC State Administration of Taxation reiterated the exemption. To date, the relevant tax authorities have not collected withholding tax from dividend payments on such shares exempted under the Tax Notice. However, if the Tax Notice is withdrawn, a 20% tax may be withheld on dividends paid to non-PRC individual holders of H Shares or ADSs, subject to reduction by an applicable tax treaty between China and the country where such holders reside.

Enterprises. According to the Enterprise Income Tax Law of the People’s Republic of China effective as of January 1, 2008 and the relevant regulations in the Implementing Regulations for the Law of the People’s Republic of China on Enterprise Income Tax (collectively, the “EIT Law”), dividends paid by Chinese companies to enterprises, which have no establishment or residence in China or whose dividends from China do not relate to their establishment or residence in China, are generally subject to a Chinese withholding tax levied at a rate of 10%. According to the Tax Notice, foreign enterprises with no permanent establishment in China receiving dividends paid with respect to a Chinese company’s Overseas Shares would not be subject to the 10% withholding tax. The Ministry of Finance and the State Administration of Taxation promulgated the Notice of Several Preferential Policies in Respect of Enterprise Income Tax (the “Preferential Notice”) on February 22, 2008. According to the Preferential Notice, with the exception of the preferential policies included in the notice, all other preferential policies with respect to enterprise income tax will no longer be effective beginning January 1, 2008. The preferential policy as provided for in the Tax Notice was not included in the Preferential Notice.

Tax Treaties

Non-PRC shareholders who are residents or citizens of countries that have entered into treaties to avoid double-taxation with China may be entitled to a reduction in the withholding tax imposed on the payment of dividends. China currently has such treaties with a number of countries, including:

•	the United States;

•	Australia;

•	Canada;

•	France;

•	Germany;

•	Japan;

•	Malaysia;

•	the Netherlands;

•	Singapore; and

•	the United Kingdom.

Under each one of these treaties, the withholding tax imposed by China’s tax authorities is generally reduced. For example, under the treaty between China and the United States, China may tax dividends paid by us to an eligible U.S. holder up to a maximum of 10% of the gross amount of the dividend. For the purposes of this discussion, an eligible U.S. holder is a person who, by reason of domicile, residence, place or head office, place of incorporation or any other criterion of similar nature is subject to taxation in the United States.

Taxation on Capital Gains

According to the EIT Law, capital gains realized by foreign enterprises which have no establishment or residence in China or whose capital gains from China do not relate to their establishment or residence in China are generally subject to capital gains tax at the rate of 10%. According to the Tax Notice, gains realized by enterprises that are holder of Overseas Shares would, temporarily, not be subject to capital gains taxes. However, such tax exemption policy provided for in the Tax Notice was not included in the Preferential Notice.

With respect to individual holders of H Shares, the Provisions for Implementing the Individual Income Tax Law of China, as amended, provides that the levy individual income tax on the gains realized on the sale of shares will regulated in separate rules to be drafted by the Ministry of Finance. On June 20, 1994, February 9, 1996 and March 30, 1998, the Ministry of Finance and the State Administration of Taxation issued notices providing that gains realized by individuals were temporarily exempted from individual income tax. In addition, according to the Tax Notice, individual holders of Overseas Shares are temporarily not subject to capital gains tax. If such exemption does not apply or is not renewed, and the Tax Notice is found not to apply, a non-PRC enterprise shareholder might be subject to a 20% tax on capital gains, unless reduced by an applicable double taxation treaty.

Additional China Tax Considerations

Under the Provisional Regulations of the PRC Concerning the Stamp Duty, Chinese stamp duty is not imposed on the transfer of shares, such as the H Shares or ADSs, of Chinese publicly traded companies by non-Chinese investors that take place outside of China.

The United States

You should consult your own tax advisor regarding the United States federal, state and local and other tax consequences of acquiring, owning and disposing of H shares or ADSs in your particular circumstances.

United States Federal Income Taxation

This section describes the material United States federal income tax consequences of the ownership and disposition of H shares or ADSs. This section applies to you only if you are a U.S. holder, as defined below, and you hold your H shares or ADSs as capital assets for United States federal income tax purposes. This section does not address all of the tax consequences relating to the purchase, ownership and disposition of the H shares or ADSs, and does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a partnership or other entity treated as a partnership for U.S. federal income tax purposes;

•	a tax-exempt organization;

•	a bank, financial institution, or insurance company;

•	a real estate investment trust, a regulated investment company, or a grantor trust;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of our voting stock;

•	a person who receives the H shares or ADSs as compensation for services;

•	certain U.S. expatriates;

•	a person that holds H shares or ADSs as part of a straddle or a hedging or conversion transaction; or

•	a person whose functional currency is not the U.S. dollar.

Moreover, this description does not address United States federal estate and gift taxes or any state or local tax consequences of the acquisition, ownership and disposition of the H shares or ADSs.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

You are a U.S. holder if you are a beneficial owner of H shares or ADSs and you are:

•	an individual citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for United States federal income tax purposes created or organized under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust

•	subject to the primary supervision of a United States court and the control of one or more United States persons; or

•	that has elected to be treated as a United States person under applicable United States Treasury regulations.

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

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the H shares represented by those ADRs. Exchanges of H shares for ADRs, and ADRs for H shares, generally will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussions below under “- PFIC Rules,” the gross amount of any distribution (without reduction for any Chinese tax withheld) we make on the H shares or ADSs out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in your gross income as ordinary dividend income when the distribution is actually or constructively received by you, or by the depositary in the case of ADSs. Distributions that exceed our current and accumulated earnings and profits will be treated as a return of capital to you to the extent of your basis in the H shares or ADSs and thereafter as capital gain. We, however, may not calculate earnings and profits in accordance with U.S. tax principles. In this case, all distributions by us to U.S. Holders will generally be treated as dividends. Any dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from United States corporations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual, trust or estate prior to January 1, 2011 with respect to the H shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on H shares or ADSs will be treated as qualified dividends if either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service, or IRS, has approved for the purposes of the qualified dividend rules, or (ii) the dividends are with respect to ADSs readily tradable on a U.S. securities market, provided that we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “Treaty”) has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty. We are considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the New York Stock Exchange. Finally, based on our audited financial statements and relevant market data, we believe that we did not satisfy the definition for PFIC status for U.S. federal income tax purposes with respect to our 2007 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC in our 2008 taxable year or any future year. However, our PFIC status in future years will depend on the composition of our income and assets (which for this purpose depends in part on the market value of the H shares or ADSs) in those years. See the discussion of the PFIC rules below.

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

If we make a distribution paid in Hong Kong dollars (or other foreign currency), you will be considered to receive the U.S. dollar value of the distribution determined at the spot Hong Kong dollar (or such other foreign currency)/U.S. dollar rate on the date such distribution is received by you or by the depositary, regardless of whether you or the depositary convert the distribution into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in your income to the date you or the depositary convert the distribution into U.S. dollars will be treated as ordinary income or loss from U.S. sources.

Subject to various limitations, any Chinese tax withheld from distributions in accordance with the Treaty will be deductible or creditable against your United States federal income tax liability. Dividends paid by us generally will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and will be categorized as “passive income” or, in the case of certain U.S. Holders as “general category income” for U.S. foreign tax credit purposes.

In the event we are required to withhold PRC income tax on dividends paid to U.S. Holders on the H Shares or ADSs (see discussion under “Taxation — China”), you may be able to claim a reduced 10% rate of PRC withholding tax if you are eligible for the benefits under the Treaty. You should consult your own tax advisor about the eligibility for reduction of PRC withholding tax.

You may not be able to claim a foreign tax credit (and instead may claim a deduction) for non-United States taxes imposed on dividends paid on the H Shares or ADSs if you (i) have held the H shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale) or (iii) hold the H shares or ADSs in an arrangement in which your expected economic return, after non-United States taxes, is insubstantial. The rules relating to the foreign tax credit are complex. You should consult your own tax advisors regarding the effect of these rules in your particular circumstances.

Taxation of Capital Gains

Subject to the discussions below under “- PFIC Rules,” upon a sale, exchange or other disposition of the H shares or ADSs, you will generally recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H shares or ADSs. Any gain or loss will generally be United States source gain or loss for foreign tax credit limitation purposes and as a result of the U.S. foreign tax credit limitation, foreign taxes, if any, imposed upon capital gains in respect of H shares or ADSs may not be currently creditable. Capital gain of certain non-corporate U.S. holders, including individuals, is generally taxed at a maximum rate of 15 percent where the property has been held more than one year. Your ability to deduct capital losses is subject to significant limitations.

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

We believe that we will not meet either of the PFIC tests in the current or subsequent taxable years and therefore will not be treated as a PFIC for such periods. However, because the determination of the PFIC status is a factual determination that must be made at the close of each taxable year, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years.

If we were a PFIC in any taxable year that you held the H shares or ADSs, you generally would be subject to special rules with respect to “excess distributions” made by us on the H shares or ADSs and with respect to gain from your disposition of the H shares or ADSs. An “excess distribution” generally is defined as the excess of the distributions you receive with respect to the H shares or ADSs in any taxable year over 125% of the average annual distributions you have received from us during the shorter of the three preceding years, or your holding period for the H shares or ADSs. Generally, you would be required to allocate any excess distribution or gain from the disposition of the H shares or ADSs rateably over your holding period for the H shares or ADSs. The portion of the excess distribution or gain allocated to a prior taxable year, other than a year prior to the first year in which we became a PFIC, would be taxed at the highest United States federal income tax rate on ordinary income in effect for such taxable year, and you would be subject to an interest charge on the resulting tax liability, determined as if the tax liability had been due with respect to such particular taxable years. The portion of the excess distribution or gain that is not allocated to prior taxable years, together with the portion allocated to the years prior to the first year in which we became a PFIC, would be included in your gross income for the taxable year of the excess distribution or disposition and taxed as ordinary income.

The foregoing rules with respect to excess distributions and dispositions may be avoided or reduced if you are eligible for and timely make a valid “mark-to-market” election. If your H shares or ADSs were treated as shares regularly traded on a “qualified exchange” for United States federal income tax purposes and a valid mark-to-market election was made, in calculating your taxable income for each taxable year you generally would be required to take into account as ordinary income or loss the difference, if any, between the fair market value and the adjusted tax basis of your H shares or ADSs at the end of your taxable year. However, the amount of loss you would be allowed is limited to the extent of the net amount of previously included income as a result of the mark-to-market election. The New York Stock Exchange in which the ADSs will be traded is a qualified exchange for United States federal income tax purposes.

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

Hong Kong

The following discussion summarizes the material Hong Kong tax provisions relating to the ownership of H shares or ADSs held by investors as capital assets.

Dividends

Under current Hong Kong Inland Revenue Department practice, no Hong Kong tax will be imposed on our Shareholder in respect of dividends paid by us.

Taxation of Capital Gains

No Hong Kong tax is imposed on capital gains arising from the sale of property (such as H shares) acquired and held as investment assets. However, Hong Kong profits tax will be imposed if a person carries on a trade, profession or business in Hong Kong (e.g., trading and dealing in securities) and derives trading gains from that trade, profession or business in or from Hong Kong. Gains from sales of H shares effected on the Hong Kong Stock Exchange are considered to derive from or arise in Hong Kong under these circumstances. Hong Kong profits tax is currently charged at the rate of 16.5% for corporations and at the rate of 15% for individuals.

No Hong Kong tax liability will be imposed on capital or trading gains arising from the sale of ADSs, where the purchase and sale is effected outside Hong Kong, for instance, on the New York Stock Exchange.

Hong Kong Stamp Duty

Hong Kong stamp duty will be payable by each of the seller and the purchaser for every sale and purchase, respectively, of the H shares. Hong Kong stamp duty is charged at the total rate of 0.2% of the value of the H shares transferred (the buyer and seller each paying 0.1% of such stamp duty). In addition, a fixed duty of HK$5 is currently payable on an instrument of transfer of H shares. If one of the parties to a sale is a non-resident of Hong Kong and does not pay the required stamp duty, the unpaid stamp duty will be assessed on the instrument of transfer (if any), and the transferee will be liable for payment of the unpaid stamp duty.

Hong Kong stamp duty at the rate described above for sale and purchase transactions will apply if the withdrawal of H shares when ADSs are surrendered or the issuance of ADSs when H shares are deposited results in a change of beneficial ownership in the H shares under Hong Kong law, . The issuance of ADSs for deposited H shares issued directly to the depositary or for the account of the depositary should not lead to a Hong Kong stamp duty liability. You are not liable for the Hong Kong stamp duty on transfers of ADSs outside of Hong Kong so long as it does not result in a change of beneficial interest in the H shares under Hong Kong law.

Hong Kong Estate Duty

Hong Kong’s estate duty was abolished with effect on February 11, 2006.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

In accordance with the Exchange Act, we are obligated to file reports, including this Annual Report, and other information with the Commission. The reports and other information we have filed under the Exchange Act and the Registration Statement and exhibits thereto we have previously filed with the Commission may be inspected and copied by the public at the public reference facilities maintained by the Commission at 100 F Street NE, Washington D.C. 20549, U.S.A. and will also be available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048, U.S.A. and at Northwest Atrium Center, 500 Madison Street (Suite 1400), Chicago, Illinois 60661, U.S.A. Copies of such material may also be obtained from the Public Reference Section of the Commission at 100 F Street NE, Washington D.C. 20549, U.S.A. at prescribed rates. Our annual reports and other information filed with the Commission are also available at the Commission’s website at www.sec.gov. Such reports and other information may also be inspected at the office of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, U.S.A.

I. Subsidiaries

As of May 31, 2008, we own the following subsidiaries:

Name of Subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital	Proportion of registered capital/issued share capital held by the Company		Proportion of voting power held	Principal activities
			Directly	Indirectly
Heze Nenghua	PRC	RMB600,000,000	96.67%	—	96.67%	Coal mining business
Yancoal Australia	Australia	AUD64,000,000	100%	—	100%	Investment holding
Austar Company	Australia	AUD64,000,000	—	100%	100%	Coal mining business
Yanmei Shipping	PRC	RMB5,500,000	92%	—	92%	Transportation via rivers and lakes and the sales of coal and construction materials
Yulin Nenghua	PRC	RMB800,000,000	97%	—	97%	Development of 600,000 tonne methanol project
Zhongyan Trading	PRC	RMB2,100,000	52.38%	—	52.38%	Trading and processing of mining machinery
Shanxi Nenghua	PRC	RMB600,000,000	100%	—	100%	Investment holding
Tianchi Energy	PRC	RMB90,000,000	—	81.31%	81.31%	Coal mining business
Tianhao Chemicals	PRC	RMB150,000,000	—	99.85%	99.85%	Development of methanol project

In February 2007, we acquired the remaining 2% equity interest in Shanxi Nenghua from Lunan Fertilizer Plant, a subsidiary of Yankuang Group. In addition, we made additional capital contribution of RMB 876 million as approved our Board on April 20, 2007 and the equity interest held by the Company in Heze Nenghua increase from 95.67% to 96.67%. As of December 31, 2007, the projects developed by Yulin Nenghua and Heze Nenghua had not yet officially commenced operations.

J. Compliance with and Exemption to Corporate Governance Standards Imposed by the New York Stock Exchange

The New York Stock Exchange (“NYSE”) has imposed a series of corporate governance listing standards for companies listed on the NYSE in section 303A of its listing rules. However, the NYSE provides that listed companies that are foreign private issuers, subject to certain limitations and conditions, are permitted to follow “home country” practice in lieu of the provisions of Section 303A. To qualify for this exemption, a listed foreign private issuer must disclose any significant manners in which their corporate governance practices differ from those required by NYSE listing standards.

As of the date of this Annual Report, 52.86% of our voting rights are vested in the Controlling Shareholder. We therefore are exempt from certain requirements of Section 303A of the NYSE Listed Company Manual: (i) we are not required to comply with Section 303A.01’s requirements to form a Board with the majority of independent directors; (ii) we are not required to comply with Section 303A.04’s requirements to form a nominating/corporate governance committee entirely consisted of independent directors; and (iii) we are not required to comply with Section 303A.05’s requirements to form a compensation committee entirely consisted of independent directors, and disclose herein.

We have established an audit committee pursuant to Section 303A.06 of the NYSE Listed Company Manual. As a foreign private issuer, we rely on the exemption under Section 303A.00 of the NYSE Listed Company Manual as well as affiliated director and employee director exemptions as provided under Rule 10A-3 of the Securities Exchange Act of 1934 to be in compliance with the audit committee requirements set out in Section 303A.06 of the NYSE Listed Company Manual.

As a foreign private issuer, we are subject to more than one set of corporate governance requirements. In the table below, we set out material differences between our corporate governance practices and the NYSE’s corporate governance requirements as set out in Section 303A of the Listed Company Manual:

	NYSE Listed Company Manual Requirements on Corporate Governance	Company’s Practices

Non-management directors must meet at regularly scheduled executive sessions without management	Section 303A.03 of the NYSE Listed Company Manual requires non-management directors of each listed company to meet at regularly scheduled executive sessions without management participation.	There is no identical corporate governance requirement in the PRC. We have established a reporting system to the Board to ensure that the Directors stay informed of the our business and operations. We believe that the convening of Board meetings on a regularly basis offers the non-management Directors a well-established communication forum to voice their concerns and engage in full and open discussions regarding our business affairs.

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

Although we have not adopted a separate set of corporate governance guidelines encompassing all corporate governance requirements required by the NYSE, our shareholders have approved relevant corporate rules and measures to address issues pertaining to: the duties, powers and responsibilities of the Shareholders, the Board, the Board of Supervisors, and the independent Directors; the disclosure of information; and connected transactions. We believe that collectively, the aforementioned rules and measures adequately address the corporate governance requirements required by the NYSE and provide a more comprehensive and detailed set of corporate governance requirements that can further facilitate the effective operation of the Company.

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

We have adopted a Code of Ethics in compliance with PRC laws and regulations as well as the rules of the relevant listing stock exchanges. The Code of Ethics is published on our website. Although our current Code of Ethics as adopted does not completely conform with the NYSE rules, we believe that the existing Code of Ethics adequately protects the interests of the Company and the Shareholders.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. As a global concern, we are exposed to adverse developments in foreign currency exchange rates, interest rates and commodity price risk. These exposures may change over time as our business develops and could have a material adverse impact on our financial results.

Interest Rate Risk. We are exposed to interest rate risk caused by interest rates changes on our liabilities, in particular our long-term liabilities. We are also exposed to cash flow interest rate risk in relation to variable rate bank balances, term deposit, restricted cash and bank borrowings in Renminbi. Our cash flow interest rate risk is mainly concentrated on fluctuations of the PBOC benchmark lending interest rate. We undertake debt obligations to fund our ordinary expenses, including capital expenditures and working capital needs. Upward fluctuations in interest rates increase the cost of new debt and the interest cost of outstanding variable rate liabilities. Fluctuations in interest rates can also lead to significant fluctuations in the fair values of our debt obligations. We currently do not have an interest rate hedging policy nor do we use any derivative instruments to hedge our interest rate risk.

On December 28, 2005, Tianchi Energy entered into a long-term loan agreement with the Taiyuan branch of China Minsheng Bank for RMB160 million. The interest rate on the loan was initially 5.85% per annum, adjusted to 7.09% for the year of 2007 and continues to be subject to adjustments based on the benchmark interest rate set by the PBOC. The loan will be payable in three installments over a period of three years, with the first installment due on December 22, 2007. The first two installments are RMB50 million each, and the third installment is RMB60 million. Interest is calculated on a monthly basis.

Tianchi Energy entered into another a long-term loan agreement with the State Development Bank on February 13, 2006, for RMB220 million loan facilities on February 20, 2006. The interest rate of the loans was initially 6.21% per annum, adjusted to 6.84% for the year of 2007 and continues to be subject to adjustments based on the PBOC benchmark interest rates. Beginning May 20, 2008, the principal for the loan became payable in 20 installments over a period of 117 months, at monthly installments of RMB11 million. Interest is calculated on a quarterly basis.

We have prepared a sensitivity analysis to assess the impact of interest rate fluctuations on our 2007 operating results. Based on this analysis, we estimate that an increase in the interest rate of 1% would have decreased our reported net income attributable to our equity holders for 2007 by approximately RMB54.5 million.

Foreign Currency Exchange Rate Risk. China has adopted a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand with reference to a basket of currencies. Fluctuations in exchange rates may adversely affect the value of our net assets, earnings and any declared dividends when translated or converted into U.S. dollars or Hong Kong dollars.

RMB fluctuations mainly affect our (a) income from coal exports, which must be converted into RMB since our coal exports are denominated in U.S. dollars; (b) conversion of foreign currency deposits; (c) exposure to the foreign currency loans we granted to our foreign operation and (d) costs of imported equipment and fittings.

The sales and costs of each entity in our Company are generally denominated in the functional currency of the relevant entity. Accordingly, we are not exposed to significant foreign currency risk. Our Company is primarily exposed to fluctuations in U.S. dollars and Hong Kong dollars. We do not currently hedge against foreign currency risks.

The table below sets forth the foreign currency denominated assets and liabilities of the Company and its Subsidiaries that are in currencies different than the functional currency of the entity that carries such assets or liabilities on its balance sheet as of December 31, 2007.

	Liabilities		Assets
	2007	2006	2007	2006
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
United States Dollars(US$)	2,250	1,354	663,713	834,511
Euro (“EUR”)	47,338	13,932	34,018	76,563
Hong Kong Dollar (HD$)	—	—	103,851	457,546
Sterling Pound (“GBP”)	—	—	—	283

We do not have a foreign currency hedging policy. However, our management monitors our foreign exchange exposure and will consider hedging significant currency exposure if the need arises.

We have prepared a sensitivity analysis to assess the impact of exchange rate fluctuations on our operating results based on a 5% increase or decrease in the exchange rates for the U.S. dollar or Hong Kong dollar against the Renminbi. The sensitivity analysis includes only outstanding monetary items denominated in foreign currency and adjusts the translation of these monetary items as of the end of the indicated year for a 5% change in the exchange rates for the relevant currency. The sensitivity analysis also assesses the impact of a 5% increase or decrease in the exchange rate for the Australian dollar against the U.S. dollar, which would affect loans to foreign operations within our Company that are denominated in a currency other than the functional currency of the lender or the borrower.

	US$ (1)		HK$(1)
	2007	2006	2007	2006
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
Increase (Decrease) to profit and loss
-if RMB rate decrease 5% against the respective foreign currency	62,804	73,140	4,945	21,788
-if RMB rate increase 5% against the respective foreign currency	(62,804)	(73,140)	(4,945)	(21,788)

	US$(2)
	2007	2006
	(RMB’000)	(RMB’000)
Increase (Decrease) to profit and loss
-if AUD rate decrease 5% against the respective foreign currency	31,305	33,466
-if AUD rate increase 5% against the respective foreign currency	(31,305)	(33,466)

(1)	This is mainly attributable to our exposure outstanding on the bank deposits and loans to foreign operations or subsidiaries of US$ and HK$ at the year end.
(2)	This is mainly attributable to our exposure outstanding on the loans to foreign operations or subsidiaries where the loan is denominated in a currency other than the functional currency of the borrower (i.e. AUD).

Commodity Price Risk. Coal prices are subject to cyclical fluctuations from time to time due to imbalances between demand and supply. Fluctuations in prices directly affect our operating and financial performance. We have historically experienced substantial price fluctuations and believe that these fluctuations will continue. The average selling price of our coal products was RMB349.5 in 2005. RMB341.77 in 2006 and RMB408.96 in 2007. As certain portions of our total sales are derived from export coal sales, any negative developments in the international coal industry may have a material adverse effect on our export sales and results of operations.

Equity Price Risk. In addition to financial instruments, we are exposed to equity price risk because we hold investments in listed equity securities. We currently do not have any arrangements to hedge the price risk exposure of our investment in equity securities. We have conducted a sensitivity analysis and determined that our exposure to equity price risk stemming from our investment in listed equity securities is not significant.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2007, we were not in default, in arrears or otherwise delinquent in the payment of principal or interest of any indebtedness or dividends.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our general manager and chief financial officer, our management conducted an evaluation of the effectiveness of our Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of December 31, 2007. Based on such evaluation, our general manager and chief financial officer concluded that, as of December 31, 2007, our Company’s disclosure controls and procedures were not effective due to the identification of a material weakness in our internal control over financial reporting described below.

Management’s Report on Internal Control over Financial Reporting

Under the Exchange Act, our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. As such, our management has designed internal control over financial reporting or caused internal control over financial reporting to be designed under its supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, as applicable.

Because of its inherent limitations, internal control over financial reporting may not be able to prevent or detect misstatements on a timely basis, which may be a product of collusion, failure to abide by controls, error or fraud. In addition, projections of any evaluation of the internal control’s effectiveness to future periods are subject to the risk that the control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of and with the participation of our general manager and our chief financial officer, our management has conducted its evaluation of the effectiveness of our Company’s internal control over financial reporting using the criteria in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management has concluded that, as of December 31, 2007, our Company’s internal control over financial reporting was not effective due to the material weakness described below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statement will be not prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2007, our management identified the following material weakness:

During the audit procedures of our independent auditor, the auditor identified a number of misstatements and disclosure deficiencies in the draft financial statements for the year ended December 31, 2007 prepared by us. These misstatements and disclosure deficiencies were subsequently corrected by our management and such corrections are reflected in our consolidated financial statements. Our management determined that these adjustments had resulted from the control deficiency because we do not have sufficient accounting and finance personnel with adequately comprehensive accounting knowledge to properly address certain non-routine accounting and financial reporting matters in accordance with IFRS, and this control deficiency constitutes a material weakness.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu, has audited the financial statements included in this Annual Report and has issued an attestation report on pages F-2 to F-3 of this Annual Report on our Company’s internal control over financial reporting as of December 31, 2007.

Changes in Internal Control over Financial Reporting

During the Reporting Period and since the discovery of the material weaknesses in internal control over financial reporting, we have made certain changes in our internal control over financial reporting. These changes are:

(1)	engaging third-party accounting professionals to provide IFRS consulting services and conduct regular reviews and evaluations;

(2)	enhancing the Company’s and our Subsidiaries’ training programs for accounting and finance personnel and recruiting additional professional personnel with accounting and finance experience; and

(3)	enhancing our inventory control over coal materials purchased from third parties, standardizing inventory audit procedures and providing incentives for the implementation of these remedial measures.

Our management has worked, and will continue to work to strengthen the Company’s internal controls over financial reporting. Except for the actions described above, there was no change to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Mr. Cui Jianming, Mr. Pu Hongjiu, Mr. Wang Xiaojun, Mr. Wang Quanxi, Mr. Chen Changchun and Mr. Dong Yunqing. Mr. Cui Jianming is a financial expert and serves as chairman of the committee. Mr. Cui has extensive experience in financial accounting and audit management, being a senior auditor, certified accountant and a consultant for the Association of China Certified Accountant. See “Item 6. Directors, Supervisors, Senior Management and Employees” for more details.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Ethics that applies to our Chairman, Vice Chairman, Chief Executive Officer, Chief Financial Officer, Board Secretary, Chief Engineer, Controller and other senior officers of our finance and audit departments. Our Code of Ethics is subject to review and amendment by the Board of Directors from time to time and is posted on our corporate website at www.yanzhoucoal.com.cn/mygsbak/index.asp. A copy of our Code of Ethics is available to any shareholder, without charge, upon written request to the address on the cover of this Annual Report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

For the two year period ended December 31, 2007, the Company retained Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (Certified Public Accountants in the PRC, Hong Kong excluded) as its international and domestic auditors, respectively. The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and other fees billed for products and services provided by our principal accountants other than the foregoing fees for each of the two years ended December 31, 2007:

	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
2006	HK$6,000,000 RMB6,000,000 AUD289,500	HK$300,000	—	—
2007	RMB 12,000,000	HK$80,000	—	—
AUD 354,000

Before our principal accountants were engaged by our Company or our subsidiaries to render audit or non-audit services, the engagement was approved by our audit committee.

Audit Fees

Audit fees primarily consist of fees for the audits of the consolidated financial statements prepared under IFRS and PRC GAAP and the statutory financial statements of our subsidiaries for the relevant year, the review of interim consolidated financial statements and the audit of our internal control over financial reporting as required by the Sarbanes-Oxley Act. In 2006, the fee also included the review of our Company’s adjusted statement differences of consolidated shareholder’s equity in accordance with the new and old PRC accounting standards.

Audit-Related Fees

Audit-related fees primarily consist of fees for assurance and related services which are reasonably related to the performance of audit or review and generally include advisory services regarding specific regulatory filings and reporting procedures and other agreed-upon services related to accounting and billing records. Our Company paid Deloitte Touche Tohmatsu HK$300,000 and HK$80,000 in the year ended December 31, 2006 and 2007, respectively, in relation to the acquisition of Heze Nenghua.

Tax Fees

We did not incur any tax fees for professional service rendered by our principal accountants for tax compliance, tax advice and tax planning during the last two fiscal years.

All Other Fees

We did not incur any other fees for products and services provided by our principal accountants during the last two fiscal years.

Audit Committee Pre-Approval Policies and Procedures

The audit committee of our Board of Directors is responsible for, among other things, the recommendation or termination of external auditors subject to the requirements of applicable domestic and overseas listing rules and regulations. Before our principal accountants were engaged by us to render audit or audit-related services, the engagement was approved by our audit committee as required by applicable rules and regulations of the SEC. For 2007, all of the audit services provided by Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. were pre-approved by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Our audit committee consists of four independent non-executive directors, namely, Mr. Cui Jianming, Pu Hongjiu, Wang Xiaojun and Wang Quanxi; one affiliated director, Mr. Chen Changchun;

and one employee director, Mr. Dong Yunqing. As a foreign private issuer, we rely on the exemption under Section 303A.06 of the NYSE Listed Company Manual as well as affiliated director and employee director exemptions as provided under Rule 10A-3 of the Securities Exchange Act of 1934 to remain compliant with the audit committee standards set out in Section 303A.06 of the NYSE Listed Company Manual.

The affiliated director meets the requirements of independence requirement under Rule 10A-3(b)(1)(ii)(A) of the Securities Exchange Act of 1934 because, except in his capacity as a member of the Company’s Board of Directors and audit committee, he does not receive, directly or indirectly, any consulting, advisory or other compensatory fee from us or any of our subsidiaries. In addition, the affiliated director is not a voting member or the chairman of the audit committee pursuant to our audit committee charter, nor is the affiliated director one of our executive officers. Accordingly, we believe the affiliated director qualifies for the exemption under Rule 10A-3(b)(1)(iv)(D).

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

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide the Financial Statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS

References are made to pages F-1 to F-59 for year-end financial statements.

ITEM 19.	EXHIBITS

Documents filed as exhibits to this Annual Report:

Exhibit Number	Description
1.1	-	Amended Articles of Association of Yanzhou Coal Mining Company Limited as approved by the Shareholders on June 15, 2007 (English translation)

4.1	-	The Continuing Connected Transaction Agreements (Incorporated by reference to Exhibit 4.4 to Registrant’s Form 20-F dated June 29, 2006)

4.2	-	Investment Agreement for Huadian Zouxian Power Generation Company Limited dated August 23, 2007 (English translation)

Exhibit Number	Description

8.1	-	List of subsidiaries of Yanzhou Coal Mining Company Limited

12.1	-	Certification of general manager pursuant to Rule 13a-14 or 15d-14 promulgated under the U.S. Securities Act of 1934

12.2	-	Certification of chief financial officer pursuant to Rule 13a-14 or 15d-14 promulgated under the U.S. Securities Act of 1934

13.1	-	Certification of general manager pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	-	Certification of chief financial officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

15.1	-	Revised Independent Technical Review and Resource and Reserve Assessment for Zhaolou Coal Mine and Tianchi Coal Mine Coal (Incorporated by reference to Exhibit 15.1 to Registrant’s Form 20-F dated June 29, 2007)

99.1	-	Statement explaining how earnings per share information was calculated in this Annual Report

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

YANZHOU COAL MINING COMPANY LIMITED
(Registrant)

Date: June 26, 2008	By:	/s/ YANG Deyu
	Name:	YANG Deyu
	Title:	General Manager

YANZHOU COAL MINING COMPANY LIMITED

YANZHOU COAL MINING COMPANY LIMITED

Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005 and Reports of Independent Registered Public Accounting Firm

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

AND REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YANZHOU COAL MINING COMPANY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF YANZHOU COAL MINING COMPANY LIMITED

(A joint stock company with limited liability established in the People’s Republic of China)

We have audited the accompanying consolidated balance sheets of Yanzhou Coal Mining Company Limited and subsidiaries (the “Group”) as of December 31, 2007 and 2006, and the related consolidated income statements, statements of changes in equity, and cash flows for each of the three years in the period ended December 31, 2007, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Yanzhou Coal Mining Company Limited and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 26, 2008 expressed an adverse opinion on the Group’s internal control over financial reporting because of a material weakness.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
June 26, 2008

YANZHOU COAL MINING COMPANY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF YANZHOU COAL MINING COMPANY LIMITED

(A joint stock company with limited liability established in the People’s Republic of China)

We have audited the internal control over financial reporting of Yanzhou Coal Mining Company Limited and subsidiaries (the “Group”) as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Report on Internal Control over Financial Reporting disclosed in Item 15 of the Form 20-F. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment:

During the course of the audit procedures, we found a number of misstatements and disclosure deficiencies in the draft financial statements for the year ended December 31, 2007. These misstatements and disclosure deficiencies were subsequently corrected by management. Management has determined that these adjustments resulted from the control deficiency that there are inadequate accounting and finance personnel who have sufficient comprehensive accounting knowledge to properly address certain non-routine accounting and financial reporting matters according to International Financial Reporting Standards and this control deficiency constitutes a material weakness.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2007, of the Group and this report does not affect our report on such financial statements.

YANZHOU COAL MINING COMPANY LIMITED

In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007, of the Group and our report dated June 26, 2008 expressed an unqualified opinion on those financial statements.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
June 26, 2008

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
	NOTES	2007	2006	2005
		RMB’000	RMB’000	RMB’000
GROSS SALES OF COAL	7	14,906,746	12,783,567	12,283,588
RAILWAY TRANSPORTATION SERVICE INCOME		203,714	160,399	163,437

TOTAL REVENUE		15,110,460	12,943,966	12,447,025

TRANSPORTATION COSTS OF COAL	7	(549,816)	(936,619)	(930,103)
COST OF SALES AND SERVICE PROVIDED	8	(7,331,924)	(6,190,069)	(5,288,588)

GROSS PROFIT		7,228,720	5,817,278	6,228,334

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	9	(2,854,677)	(2,230,142)	(1,918,788)
SHARE OF LOSS OF AN ASSOCIATE	28	(2,438)	—	—
OTHER INCOME	10	198,930	165,837	135,038
INTEREST EXPENSE	11	(27,222)	(26,349)	(24,611)

PROFIT BEFORE INCOME TAXES		4,543,313	3,726,624	4,419,973

INCOME TAXES	12	(1,315,520)	(1,354,656)	(1,538,036)

PROFIT FOR THE YEAR	13	3,227,793	2,371,968	2,881,937

Attributable to:
Equity holders of the Company		3,230,450	2,372,985	2,881,461
Minority interests		(2,657)	(1,017)	476

		3,227,793	2,371,968	2,881,937

APPROPRIATIONS TO RESERVES		701,860	566,728	755,530

DIVIDEND RECOGNIZED AS DISTRIBUTION DURING THE YEAR	15	983,680	1,082,048	799,240

EARNINGS PER SHARE, BASIC	16	RMB0.66	RMB0.48	RMB0.59

EARNINGS PER ADS, BASIC	16	RMB32.84	RMB24.12	RMB29.29

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

		At December 31,
	NOTES	2007	2006
		RMB’000	RMB’000
ASSETS
CURRENT ASSETS
Bank balances and cash	17	4,424,561	4,715,945
Term deposits	17	1,294,984	1,194,531
Restricted cash	17	11,185	68,562
Bills and accounts receivable	18	2,753,485	2,211,909
Inventories	19	440,134	579,561
Other loans receivable	20	640,000	640,000
Prepayments and other receivables	21	326,668	231,505
Prepaid lease payments	22	13,976	13,746
Prepayment for resources compensation fees	23	3,240	3,240
Prepayment for land subsidence, restoration, rehabilitation and environmental costs	32	—	212,912

TOTAL CURRENT ASSETS		9,908,233	9,871,911
MINING RIGHTS	24	356,012	307,909
PREPAID LEASE PAYMENTS	22	576,412	578,988
PREPAYMENT FOR RESOURCES COMPENSATION FEES	23	18,488	21,827
PROPERTY, PLANT AND EQUIPMENT	25	13,524,594	12,139,939
GOODWILL	26	298,650	295,584
INVESTMENTS IN SECURITIES	27	409,526	96,142
INTERESTS IN AN ASSOCIATE	28	897,562	—
RESTRICTED CASH	17	48,822	49,023
DEPOSIT MADE ON INVESTMENT	29	117,926	97,426
DEFERRED TAX ASSETS	34	31,175	—

TOTAL ASSETS		26,187,400	23,458,749

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bills and accounts payable	30	657,517	745,685
Other payables and accrued expenses	31	2,671,117	1,899,684
Provision for land subsidence, restoration, rehabilitation and environmental costs	32	19,635	—
Amounts due to Parent Company and its subsidiary companies	40	669,275	982,347
Unsecured bank borrowings - due within one year	33	72,000	50,000
Taxes payable		9,934	150,332

TOTAL CURRENT LIABILITIES		4,099,478	3,828,048

AMOUNTS DUE TO PARENT COMPANY AND ITS SUBSIDIARY COMPANIES - DUE AFTER ONE YEAR	40	14,956	23,138
UNSECURED BANK BORROWINGS - DUE AFTER ONE YEAR	33	258,000	330,000
DEFERRED TAX LIABILITY	34	326,354	283,823

TOTAL LIABILITIES		4,698,788	4,465,009

CAPITAL AND RESERVES
SHARE CAPITAL	35	4,918,400	4,918,400
RESERVES		16,499,137	14,013,379

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY		21,417,537	18,931,779
MINORITY INTEREST		71,075	61,961

TOTAL EQUITY		21,488,612	18,993,740

TOTAL LIABILITIES AND EQUITY		26,187,400	23,458,749

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Future development fund	Statutory common reserve fund	Statutory common welfare fund	Translation reserve	Investment revaluation reserve	Retained earnings	Attributable to equity holders of the Company	Minority interest	Total
	RMB’000	RMB’000	RMB’000 (note 35)	RMB’000 (note 35)	RMB’000 (note 35)	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2005	3,074,000	4,825,402	1,446,459	769,593	384,875	—	—	5,051,043	15,551,372	3,674	15,555,046

Exchange difference arising on translation of foreign operations recognized directly in equity	—	—	—	—	—	(15,016)	—	—	(15,016)	—	(15,016)
Profit for the year	—	—	—	—	—	—	—	2,881,461	2,881,461	476	2,881,937

Total recognized income and expenses for the year	—	—	—	—	—	(15,016)	—	2,881,461	2,866,445	476	2,866,921

Appropriations to reserves	—	—	381,208	249,548	124,774	—	—	(755,530)	—	—	—
Bonus issue of shares	1,844,400	(1,844,400)	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	(799,240)	(799,240)	(237)	(799,477)
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	24,818	24,818

Balance at December 31, 2005	4,918,400	2,981,002	1,827,667	1,019,141	509,649	(15,016)	—	6,377,734	17,618,577	28,731	17,647,308

Balance at January 1, 2006	4,918,400	2,981,002	1,827,667	1,019,141	509,649	(15,016)	—	6,377,734	17,618,577	28,731	17,647,308

Gain on fair value change of available-for-sale investments	—	—	—	—	—	—	33,961	—	33,961	—	33,961
Deferred taxes on fair value change of available-for-sale investments	—	—	—	—	—	—	(11,207)	—	(11,207)	—	(11,207)
Exchange difference arising on translation of foreign operations	—	—	—	—		(489)	—	—	(489)	—	(489)

Net income recognized directly in equity	—	—	—	—	—	(489)	22,754	—	22,265	—	22,265
Profit for the year	—	—	—	—	—	—	—	2,372,985	2,372,985	(1,017)	2,371,968

Total recognized income and expenses for the year	—	—	—	—	—	(489)	22,754	2,372,985	2,395,250	(1,017)	2,394,233

Appropriations to reserves	—	—	390,907	175,821	—	—	—	(566,728)	—	—	—
Transfer	—	—	—	509,649	(509,649)	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	(1,082,048)	(1,082,048)	(271)	(1,082,319)
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	34,518	34,518

Balance at December 31, 2006	4,918,400	2,981,002	2,218,574	1,704,611	—	(15,505)	22,754	7,101,943	18,931,779	61,961	18,993,740

Balance at January 1, 2007	4,918,400	2,981,002	2,218,574	1,704,611	—	(15,505)	22,754	7,101,943	18,931,779	61,961	18,993,740

Gain on fair value change of available-for-sale investments	—	—	—	—	—	—	312,944	—	312,944	—	312,944
Deferred taxes on fair value change of available-for-sale investments	—	—	—	—	—	—	(75,519)	—	(75,519)	—	(75,519)
Exchange difference arising on translation of foreign operations	—	—	—	—	—	1,563	—	—	1,563	—	1,563

Net income recognized directly in equity	—	—	—	—	—	1,563	237,425	—	238,988	—	238,988
Profit for the year	—	—	—	—	—	—	—	3,230,450	3,230,450	(2,657)	3.227,793

Total recognized income and expenses for the year	—	—	—	—	—	1,563	237,425	3,230,450	3,469,438	(2,657)	3,466,781

Appropriations to reserves	—	—	368,531	333,329	—	—	—	(701,860)	—	—	—
Dividends	—	—	—	—	—	—	—	(983,680)	(983,680)	(330)	(984,010)
Contribution from a minority Shareholder of a subsidiary	—	—	—	—	—	—	—	—	—	24,000	24,000
Acquisition of additional interest in a subsidiary	—	—	—	—	—	—	—	—	—	(11,899)	(11,899)

Balance at December 31, 2007	4,918,400	2,981,002	2,587,105	2,037,940	—	(13,942)	260,179	8,646,853	21,417,537	71,075	21,488,612

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	NOTES	2007	2006	2005
		RMB’000	RMB’000	RMB’000
OPERATING ACTIVITIES

Profit before income taxes		4,543,313	3,726,624	4,419,973
Adjustments for:
Interest expenses		27,222	26,349	24,611
Interest income		(103,564)	(94,372)	(91,715)
Dividend income		(7,143)	(6,311)	(4,465)
Depreciation of property, plant and equipment		1,237,132	1,061,976	952,096
Release of prepaid lease payments		13,861	13,826	13,171
Amortization of prepayment for resources compensation fees		3,339	320	—
Amortization of mining rights		15,728	12,069	6,624
(Reversal of) impairment loss on accounts receivable and other receivables		(4,363)	(19,717)	—
Share of loss of an associate		2,438	—	—
(Gain) loss on disposal of property, plant and equipment		(25,002)	73,531	527
Impairment loss on property, plant and equipment		339,743	—	—

Operating cash flows before movements in working capital		6,042,704	4,794,295	5,320,822

(Increase) decrease in bills and accounts receivable		(536,673)	40,527	(1,001,048)
Decrease (increase) in inventories		145,891	(66,199)	59,989
Decrease(increase) in prepayment (provision) for land subsidence, restoration, rehabilitation and environmental cost		232,547	(55,401)	(53,377)
Increase in prepayments and other receivables		(108,607)	(10,805)	(17,261)
Decrease in amounts due from Parent Company and its subsidiary companies		—	—	213,871
Increase in prepaid lease payments		—	(1,944)	(14,691)
(Decrease) Increase in bills and accounts payable		(90,180)	235,899	19,379
Increase in other payables and accrued expenses		622,128	64,281	157,421
(Decrease) Increase in amounts due to Parent Company and its subsidiary companies		(315,065)	471,464	479,067

Cash generated from operations		5,992,745	5,472,117	5,164,172

Income taxes paid		(1,520,081)	(1,782,465)	(1,296,879)
Interest paid		(24,722)	(23,179)	(24,199)
Interest income received		103,564	94,372	91,715
Dividend income received		7,143	6,311	4,465

NET CASH FROM OPERATING ACTIVITIES		4,558,649	3,767,156	3,939,274

(Continued)

YANZHOU COAL MINING COMPANY LIMITED

		Year ended December 31,
	NOTES	2007	2006	2005
		RMB’000	RMB’000	RMB’000
INVESTING ACTIVITIES

Decrease (increase) in term deposits		(100,453)	131,804	(1,326,335)
Purchase of property, plant and equipment		(2,772,586)	(3,137,145)	(1,315,431)
Decrease in other loans receivable		—	—	210,000
Decrease (increase) in restricted cash		59,404	(50,529)	(5,325)
Proceeds on disposal of property, plant and equipment		31,593	14,165	4,378
Acquisition of Shanxi Group	38	(14,965)	(444,204)	—
Acquisition of Heze	39	—	—	170,247
Acquisition of Southland		—	(18,544)	—
Deposit made on investment		(20,500)	(97,426)	—
Acquisition of mining rights in Southland		(61,923)	(23,644)	—
Purchase of land use right		(11,515)	—	—
Investment in an associate		(900,000)	—	—

NET CASH FLOW USED IN INVESTING ACTIVITIES		(3,790,945)	(3,625,523)	(2,262,466)

FINANCING ACTIVITIES
Dividend paid		(983,680)	(1,082,048)	(799,240)
Repayments of bank borrowings		(50,000)	(200,000)	(200,000)
Repayment to Parent Company and its subsidiary companies in respect of consideration for acquisition of Jining III		(8,689)	(9,230)	(9,802)
Dividend paid to a minority shareholder of a subsidiary		(330)	(271)	(237)
Contribution from a minority shareholder of a subsidiary		24,000	—	—

NET CASH FLOW USED IN FINANCING ACTIVITIES		(1,018,699)	(1,291,549)	(1,009,279)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(250,995)	(1,149,916)	667,529
CASH AND CASH EQUIVALENTS, AT JANUARY 1		4,715,945	5,885,581	5,216,738
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(40,389)	(19,720)	1,314

CASH AND CASH EQUIVALENTS, DECEMBER 31, REPRESENTED BY BANK BALANCES AND CASH		4,424,561	4,715,945	5,885,581

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

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

The Company operates six coal mines, namely the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine, Jining II coal mine (“Jining II”) and Jining III coal mine (“Jining III”), as well as a regional rail network that links these mines with the national rail network. The Company’s parent and ultimate holding company is Yankuang Group Corporation Limited (the “Parent Company”), a state-owned enterprise in the PRC.

The principal activities of the Company’s associate and subsidiaries are set out in notes 28 and 45, respectively.

As at December 31, 2007, the Group has a net current assets of RMB5,808,755,000 (2006: RMB6,043,863,000) and total asset less current liabilities of RMB22,087,922,000. (2006:RMB19,630,701,000).

Acquisitions and establishment of major subsidiaries

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

In 2006, the Company acquired a 98% equity interest in Yankuang Shanxi Nenghua Company Limited (“Shanxi Neng Hua”) and its subsidiaries (collectively referred as the “Shanxi Group”) from the Parent Company at cash consideration of RMB733,346,000. The principal activities of Shanxi Group are to invest in heat and electricity, manufacture and sale of mining machinery and engine products, coal mining and the development of integrated coal technology.

Shanxi Nenghua is an investment holding company, which holds 81.31% equity interest in Shanxi Heshun Tianchi Energy Company Limited (“Shanxi Tianchi”) and approximately 99.85% equity interest in Shanxi Tianhao Chemical Company Limited (“Shanxi Tianhao”). The principal activities of Shanxi Tianchi are to exploit and sale of coal from Tianchi Coal Mine, the principal asset of Shanxi Tianchi. Shanxi Tianchi has completed the construction of Tianchi Coal Mine and commenced production by the end of 2006. Shanxi Tianhao is established to engage in the production of methanol and other chemical products, coke production, exploration and sales. The construction of the methanol facilities by Shanxi Tianhao commenced in March 2006 and it has not yet commenced production as at December 31, 2007.

In 2007, the Company further acquired the remaining 2% equity interest in Shanxi Neng Hua from a subsidiary of the Parent Company at cash consideration of RMB14,965,000.

YANZHOU COAL MINING COMPANY LIMITED

2.	BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The consolidated financial statements include applicable disclosure required by the Hong Kong Companies Ordinance and by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The consolidated financial statements are presented in Renminbi, which is also the functional currency of the Company.

3.	ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, a number of new standard, amendment and interpretations (“new IFRSs”) issued by the International Accounting Standards Board (the “IASB”) and the International Financial Reporting Interpretations Committee (the IFRIC) of IASB, which are effective for the Group’s financial year beginning January 1, 2007.

International Accounting Standard (“IAS”) 1 (Amendment)	Capital Disclosures
IFRS 7	Financial Instruments: Disclosures
IFRIC 7	Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
IFRIC 8	Scope of IFRS 2
IFRIC 9	Reassessment of Embedded Derivatives
IFRIC 10	Interim Financial Reporting and Impairment

The adoption of the new IFRSs had no material effect on how the results and the financial position for the current or prior accounting years have been prepared. Accordingly, no prior year adjustment has been required.

The Group has applied the disclosure requirements under IAS 1 (Amendment) and IFRS 7. Certain information presented in prior year under the requirements of IAS 32 has been removed and the relevant comparative information based on the requirement of IAS 1 (Amendment) and IFRS 7 has been presented for the first time in the current year.

The Group has not early applied the following new and revised standards, amendments or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the results or financial position of the Group, except IFRS 8 Operating Segments.

IFRSs (Amendments)	Improvements to IFRSs[1]
IAS 1 (Revised)	Presentation of Financial Statements[2]
IAS 23 (Revised)	Borrowing Costs[2]
IAS 27 (Revised)	Consolidated and Separate Financial Statements[3]
IAS 32 & 1 (Amendments)	Puttable Financial Instruments and Obligations
Arising on Liquidation[2]

YANZHOU COAL MINING COMPANY LIMITED

3.	ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS - continued

IFRS 1 & IAS 27 (Amendments)	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate[2]
IFRS 2 (Amendment)	Vesting Conditions and Cancellations[2]
IFRS 3 (Revised)	Business Combinations[3]
IFRS 8	Operating Segments[2]
IFRIC 11	IFRS 2: Group and Treasury Share Transactions[4]
IFRIC 12	Service Concession Arrangements[5]
IFRIC 13	Customer Loyalty Programmes[6]
IFRIC 14	IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction[5]

[1]	Effective for annual periods beginning on or after January 1, 2009 except the amendments to IFRS 5, effective for annual periods beginning on or after July 1, 2009
[2]	Effective for annual periods beginning on or after January 1, 2009
[3]	Effective for annual periods beginning on or after July 1, 2009
[4]	Effective for annual periods beginning on or after March 1, 2007
[5]	Effective for annual periods beginning on or after January 1, 2008
[6]	Effective for annual periods beginning on or after July 1, 2008

On adoption of IFRS 8 on January 1, 2009, segment results will be reported in accordance with the basis used for preparing management financial information. Currently, segment results are measured in accordance with the same accounting policies used to prepare the consolidated financial statements and includes items specified by IAS 14.

The adoption of IFRS 3 (revised) may affect the accounting for business combination for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009. IAS 27 (revised) will affect the accounting treatment for changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control, which will be accounted for as an equity transaction.

4.	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are stated at fair value. The principal accounting policies are set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

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

YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES - continued

Business combination

The acquisition of business is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given and liabilities incurred or assumed by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. If, after reassessment, the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

Acquisition of additional interests in subsidiary

Goodwill arising on acquisition of additional interest in subsidiary represents the excess of the cost of acquisition over the carrying value of the net assets attributable to the additional interest in the subsidiary.

Interests in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group’s share of net assets of the associates, less any identified impairment loss. When the Group’s share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognized at the date of acquisition is recognized as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group’s interest in the relevant associate.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal courses of business, net of discounts and sales related taxes.

YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Sales of goods are recognized when goods are delivered and title has passed.

Service income is recognized when services are provided.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial assets to that asset’s net carrying amount.

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

Prepaid lease payments

Prepaid lease payments represent land use rights under operating lease arrangement and is expensed over the relevant lease term.

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

Construction in progress represents property, plant and equipment under construction for production or for its own use purposes. Construction in progress is carried at cost less any impairment loss. Construction in progress is classified to the appropriate category of property, plant and equipment when completed and ready for intended use. Depreciation commences when the assets are ready for their intended use.

Any gain or loss arising on the disposal of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the consolidated income statement.

Impairment other than goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset (determined at the higher of its fair value less costs to sell and its value in use) is estimated in order to determine the extent of the impairment loss (if any).

YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES - continued

Impairment other than goodwill - continued

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment loss is recognized as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized as an income immediately.

Goodwill

Goodwill arising on acquisitions prior to January 1, 2005

Goodwill arising on an acquisition of net assets and operations of another entity for which the agreement date is before January 1, 2005 represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets and liabilities of the relevant acquiree at the date of acquisition.

For previously capitalized goodwill arising on acquisitions of net assets and operations of another entity after January 1, 2001, the Group has discontinued amortization from January 1, 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the cash-generating unit to which the goodwill relates may be impaired (see the accounting policy below).

Goodwill arising on acquisitions on or after January 1, 2005

Goodwill arising on an acquisition of a business for which the agreement date is on or after January 1, 2005 represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant business at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Goodwill is presented separately in the consolidated balance sheet.

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the acquisition. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Any impairment is recognized immediately in the consolidated income statement and is not subsequently reversed.

On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

Inventories

Inventories of coal are stated at the lower of cost and net realizable value. Cost, which comprises direct materials and, where applicable, direct labor and overheads that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average method. Net realizable value represents the estimated selling price less all further costs to completion and costs to be incurred in selling, marketing and distribution.

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

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realized. Deferred tax is charged or credited in the consolidated income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

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

All other borrowings costs are recognized as expenses in the period in which they are incurred.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e. the currency of the primary environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in profit or loss in the period in which they arise.

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

Government grants

Government grants are recognized as income over the periods necessary to match them with the related costs. If the grants do not relate to any specific expenditures incurred by the Group, they are reported separately as other income. If the grants subsidize an expense incurred by the Group, they are deducted in reporting the related expense. Grants relating to depreciable assets are presented as a deduction from the cost of the relevant asset.

YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES - continued

Retirement benefit costs

Payments to defined contribution retirement benefit plans are charged as expenses when the employees render the services entitling them to the contributions.

Financial instruments

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

The Group’s financial assets are classified into loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of financial assets are set out below.

Loan and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loan and receivables (including bank balances and cash, term deposits, restricted cash, bills and accounts receivable, other loans receivable and other receivables) are initially measured at fair value and subsequently measured at amortized cost using the effective interest method, less any identified impairment loss.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as financial assets at FVTPL, loans and receivables or held-to-maturity investments.

At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognized in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognized in equity is removed from equity and recognized in profit or loss (see accounting policy on impairment loss on financial assets below).

Available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition (see accounting policy on impairment loss on financial assets below).

Impairment of financial assets

Financial assets are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been impacted.

YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments - continued

Impairment of financial assets - continued

For an available-for sale equity investment, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment.

For all other financial assets, objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	default or delinquency in interest or principal payments; or

•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial asset, such as trade and bills receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments and changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortized cost, an impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade and bills receivables and other receivables, where the carrying amounts are reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. When a trade and bills receivables and other receivables are considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Impairment losses on available-for-sale equity investments will not be reversed in profit or loss in subsequent periods. Any increase in fair value subsequent to impairment loss is recognized directly in equity.

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

YANZHOU COAL MINING COMPANY LIMITED

4.	SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments - continued

Financial liabilities

The Group’s financial liabilities including bills and accounts payable, other payables, amounts due to Parent Company and its subsidiary companies, bank borrowings are subsequently measured at amortized cost, using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derecognition

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized directly in equity is recognized in profit or loss.

Financial liabilities are derecognized when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

5.	KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, which are described in note 4, the directors of the Company have made the following estimates that have the most significant effect on the amounts recognized in the financial statements:

Depreciation

The cost of mining structures is depreciated using the units of production method based on the estimated production volume for which the structure was designed. The management exercises their judgment in estimating the useful lives of the depreciable assets and the production volume of the mine. The estimated coal production volume are updated at regular basis and have taken into account recent production and technical information about each mine. These changes are considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates. Estimates of the production volume are inherently imprecise and represent only approximate amounts because of the subjective judgments involved in developing such information.

Mining rights

Mining rights are amortized on a straight line basis over the shorter of the contractual period and their useful lives. The useful lives are estimated based on the total proven and probable reserves of coal mine. The management exercises subjective judgments involved in developing information about the total proven and probable reserves of coal mine. Proved and probable coal reserve estimates are updated at regular basis and have taken into account of recent production and technical information about each mine.

YANZHOU COAL MINING COMPANY LIMITED

5.	KEY SOURCES OF ESTIMATION UNCERTAINTY - continued

Provision for land subsidence, restoration, rehabilitation and environmental costs

The cost of relocation of inhabitants from the land in preparation for mining activities is charged to consolidated income statement when incurred. The provision is reviewed regularly to verify that it properly reflects the remaining obligation arising from the current and past mining activities. Provision for land subsidence, restoration, rehabilitation and environmental costs are determined by the management based on their best estimates of the current and future cost and past experiences.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As at December 31, 2007, the carrying amount of goodwill is RMB298,650,000.

Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the raw materials price inflation during the budget period. Expected cash inflows/outflows have been determined based on past performance and management’s expectations for the market development.

Estimated impairment of property, plant and equipment

When there is impairment indicator, the Group takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. Where the actual future cash flows are less than expected, a material impairment loss may arise. In estimating the future cash flows, the management have taken into account the recent production and technical advancement. As prices and cost levels change from year to year, the estimate of the future cash flow also changes. Notwithstanding the management has used all the available information to make their impairment assessment, inherent uncertain exists on conditions of the mine and of the environment and actual written off may be higher than the amount estimated. As at December 31, 2007, the carrying amounts of property, plant and equipment is approximately RMB13,525,000,000. During the year ended December 31, 2007, RMB339,743,000 was written off as expenses.

6.	SEGMENT INFORMATION

The Group is engaged primarily in the coal mining business. The Group is also engaged in the coal railway transportation business. The Company does not currently have direct export rights in the PRC and all of its export sales is made through China National Coal Industry Import and Export Corporation (“National Coal Corporation”), Minmetals Trading Co., Ltd. (“Minmetals Trading”) or Shanxi Coal Imp. & Exp. Group Corp. (“Shanxi Coal Corporation”). The final customer destination of the Company’s export sales is determined by the Company, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. Certain of the Company’s subsidiaries are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of these businesses, which are currently included in the coal mining business segment, are insignificant to the Group. Certain of the Company’s subsidiaries are engaged in production of methanol and other chemical products, and invest in heat and electricity, are not considered as a reportable segment, as there is no external revenue generated. Accordingly, they are included as an unallocated reconciling item.

YANZHOU COAL MINING COMPANY LIMITED

6.	SEGMENT INFORMATION - continued

Business segments

For management purposes, the Group is currently organized into two operating divisions - coal mining and coal railway transportation. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Coal mining	- Underground mining, preparation and sales of coal
Coal railway transportation	- Provision of railway transportation services

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the year ended December 31, 2007
	Coal mining	Coal railway transportation	Unallocated	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	14,906,746	203,714	—	—	15,110,460
Inter-segment	—	103,267	—	(103,267)	—

Total	14,906,746	306,981	—	(103,267)	15,110,460

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	Coal mining	Coal railway transportation	Unallocated	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
RESULT
Segment results	5,027,049	(78,653)	(84,252)	—	4,864,144

Unallocated corporate expenses					(401,878)
Unallocated corporate income					110,707
Share of loss of an associate	—	—	—	—	(2,438)
Interest expenses					(27,222)

Profit before income taxes					4,543,313
Income taxes					(1,315,520)

Profit for the year					3,227,793

YANZHOU COAL MINING COMPANY LIMITED

6.	SEGMENT INFORMATION - continued

Business segments - continued

BALANCE SHEET

	At December 31, 2007
	Coal mining	Coal railway transportation	Unallocated	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
ASSETS
Segment assets	14,164,314	910,867	3,186,981	18,262,162

Interests in an associate				897,562
Unallocated corporate assets				7,027,676

				26,187,400

LIABILITIES
Segment liabilities	3,558,576	23,816	450,108	4,032,500

Unallocated corporate liabilities				666,288

				4,698,788

OTHER INFORMATION

	For the year ended December 31, 2007
	Coal mining	Coal railway transportation	Unallocated	Corporate	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions	1,234,177	30,367	1,704,375	24,100	2,993,019
Amortization of mining rights	15,728	—	—	—	15,728
Release of prepaid lease payments	8,635	5,226	—	—	13,861
Depreciation of property, plant and equipment	1,135,820	81,059	1,289	18,964	1,237,132
Gain on disposal of property, plant and equipment	(25,002)	—	—	—	(25,002)
Impairment loss on property, Plant and equipment	339,743	—	—	—	339,743
Impairment losses reversed on accounts receivable	(4,363)	—	—	—	(4,363)

YANZHOU COAL MINING COMPANY LIMITED

6.	SEGMENT INFORMATION - continued

Business Segments - continued

INCOME STATEMENT

	For the year ended December 31, 2006
	Coal mining	Coal railway transportation	Unallocated	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	12,783,567	160,399	—	—	12,943,966
Inter-segment	—	206,770	—	(206,770)	—

Total	12,783,567	367,169	—	(206,770)	12,943,966

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	Coal mining	Coal railway transportation	Unallocated	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
RESULT
Segment results	4,141,517	8,664	(47,662)	—	4,102,519

Unallocated corporate expenses					(461,760)
Unallocated corporate income					112,214
Interest expenses					(26,349)

Profit before income taxes					3,726,624
Income taxes					(1,354,656)

Profit for the year					2,371,968

BALANCE SHEET

		At December 31, 2006
		Coal mining	Coal railway transportation	Unallocated	Consolidated
		RMB’000	RMB’000	RMB’000	RMB’000
ASSETS
Segment assets		13,806,344	933,987	1,466,313	16,206,644

Unallocated corporate assets					7,252,105

					23,458,749

LIABILITIES
Segment liabilities		2,834,062	20,368	214,607	3,069,037

Unallocated corporate liabilities					1,395,972

					4,465,009

YANZHOU COAL MINING COMPANY LIMITED

6.	SEGMENT INFORMATION - continued

Business segments - continued

OTHER INFORMATION

	For the year ended December 31, 2006
	Coal mining	Coal railway transportation	Unallocated	Corporate	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions	3,015,080	19,827	1,160,045	104,454	4,299,406
Amortization of mining rights	12,069	—	—	—	12,069
Release of prepaid lease payments	8,344	5,188	294	—	13,826
Depreciation of property, plant and equipment	975,928	77,704	378	7,966	1,061,976
loss on disposal of property, plant and equipment	72,929	115	—	487	73,531
Impairment losses reversed on accounts receivable and other receivable	(19,717)	—	—	—	(19,717)

INCOME STATEMENT

	For the year ended December 31, 2005
	Coal mining	Coal railway transportation	Unallocated	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	12,283,588	163,437	—	—	12,447,025
Inter-segment	—	226,852	—	(226,852)	—

Total	12,283,588	390,289	—	(226,852)	12,447,025

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	Coal mining	Coal railway transportation	Unallocated	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
RESULT
Segment results	4,601,715	67,381	—	—	4,669,096

Unallocated corporate expenses					(320,692)
Unallocated corporate income					96,180
Interest expenses					(24,611)

Profit before income taxes					4,419,973
Income taxes					(1,538,036)

Profit for the year					2,881,937

YANZHOU COAL MINING COMPANY LIMITED

6.	SEGMENT INFORMATION - continued

Business segments - continued

OTHER INFORMATION

	For the year ended December 31, 2005
	Coal mining	Coal railway transportation	Unallocated	Corporate	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions	1,711,918	23,710	116,212	5,531	1,857,371
Release of prepaid lease payments	7,983	5,188	—	—	13,171
Depreciation of property, plant and equipment	867,210	77,412	—	7,474	952,096
Amortization of mining rights	6,624	—	—	—	6,624
(Gain) loss on disposal of property, plant and equipment	—	(13)	—	540	527

Geographical segment

The Group’s operations are primarily located in the PRC. In December 2004, the Group acquired certain subsidiaries located in Australia. Analysis of the Group’s gross sales and carrying amount of assets by geographical area is not presented in the consolidated financial statements as over 90% of the amounts involved are in the PRC.

The following is an analysis of the additions to property, plant and equipment, goodwill and intangible assets analyzed by the geographical area in which the assets are located:

	Additions to property, plant and Equipment, goodwill and intangible assets
	Year ended December 31,
	2007	2006	2005
	RMB’000	RMB’000	RMB’000
The PRC	2,818,358	3,582,427	1,599,372
Australia	174,661	716,979	257,999

	2,993,019	4,299,406	1,857,371

7.	NET SALES OF COAL

	Year ended December 31,
	2007	2006	2005
	RMB’000	RMB’000	RMB’000
Coal sold in the PRC, gross	13,355,761	9,746,146	8,689,496
Less: Transportation costs	280,694	358,414	268,034

Coal sold in the PRC, net	13,075,067	9,387,732	8,421,462

Coal sold outside the PRC, gross	1,550,985	3,037,421	3,594,092
Less: Transportation costs	269,122	578,205	662,069

Coal sold outside the PRC, net	1,281,863	2,459,216	2,932,023

Net sales of coal	14,356,930	11,846,948	11,353,485

Net sales of coal represent the invoiced value of coal sold and are net of returns, discounts, sales taxes and transportation costs if the invoiced value includes transportation costs to the customers.

YANZHOU COAL MINING COMPANY LIMITED

8.	COST OF SALES AND SERVICE PROVIDED

	Year ended December 31,
	2007	2006	2005
	RMB’000	RMB’000	RMB’000
Materials	1,257,433	1,320,596	1,147,572
Wages and employee benefits	2,392,447	1,646,018	1,258,333
Electricity	377,686	336,284	282,492
Depreciation	1,121,557	962,963	891,640
Land subsidence, restoration, rehabilitation and environmental costs	833,282	742,985	636,590
Repairs and maintenance	441,511	327,151	350,953
Annual fee and amortization of mining rights (note 24)	28,708	25,049	19,604
Transportation costs	105,930	106,572	98,787
Others	773,370	722,451	602,617

	7,331,924	6,190,069	5,288,588

9.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2007	2006	2005
	RMB’000	RMB’000	RMB’000
Wages and employee benefits	1,093,732	1,001,783	794,537
Additional medical insurance	22,896	57,364	46,458
Staff training costs	38,735	44,037	32,553
Depreciation	129,436	112,839	73,627
Distribution charges	93,014	57,100	35,626
Resource compensation fees (note)	117,772	107,502	117,228
Repairs and maintenance	34,348	18,440	17,012
Research and development	78,973	45,979	45,009
Freight charges	29,305	20,741	19,256
Property, plant and equipment written off	339,743	—	—
Loss on disposal of property, plant and equipment	—	73,531	527
Others	876,723	690,826	736,955

	2,854,677	2,230,142	1,918,788

Note:	In accordance with the relevant regulations, the Group pays resource compensation fees (effectively a government levy) to the Ministry of Geology and Mineral Resources at the rate of 1% on the sales value of raw coal.

10.	OTHER INCOME

	Year ended December 31,
	2007	2006	2005
	RMB’000	RMB’000	RMB’000
Dividend income	7,143	6,311	4,465
Gain on sales of auxiliary materials	63,579	49,623	36,749
Government grants	—	4,000	—
Interest income from bank deposits	103,564	94,372	85,971
Interest income on loan receivable	—	—	5,744
Others	24,644	11,531	2,109

	198,930	165,837	135,038

Included in dividend income above is income from listed investments of RMB7,143,000 (2006: RMB5,581,000 and 2005: RMB4,465,000) and from unlisted investments of nil (2006: RMB730,000 and 2005: nil).

YANZHOU COAL MINING COMPANY LIMITED

11.	INTEREST EXPENSE

	Year ended December 31,
	2007	2006	2005
	RMB’000	RMB’000	RMB’000
Interest expenses on:
- bank borrowings wholly repayable within 5 years	10,522	10,058	20,753
- bank borrowings not wholly repayable within 5 years	14,200	2,281	—
- bills receivable discounted without recourse	—	10,840	—
Deemed interest expenses in respect of acquisition of Jining III	2,500	3,170	3,858

	27,222	26,349	24,611

12.	INCOME TAXES

	Year ended December 31,
	2007	2006	2005
	RMB’000	RMB’000	RMB’000
Income taxes:
Current taxes, PRC Enterprise Income Tax	1,484,195	1,309,783	1,372,398
(Over) underprovision in prior years	(104,512)	(24,233)	42,463

	1,379,683	1,285,550	1,414,861
Deferred tax charge (note 34)
Current year	1,925	69,106	123,175
Attributable to a change in tax rate	(66,088)	—	—

	1,315,520	1,354,656	1,538,036

The Company and its subsidiaries in the PRC are subject to a standard income tax rate of 33% on its taxable income.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

On 16 March 2007, the People’s Republic of China promulgated the Law of the People’s Republic of China on Enterprise Income Tax (the “New Law”) by Order No. 63 of the President of the People’s Republic of China. On 6 December 2007, the State Council of the PRC issued Implementation Regulations of the New Law. The New Law and Implementation Regulations will change the tax rate from 33% to 25% for the Company and subsidiaries established in the PRC from 1 January 2008. The deferred tax balance has been adjusted to reflect the tax rates that are expected to apply to the respective periods when the asset is realised or the liability is settled.

YANZHOU COAL MINING COMPANY LIMITED

12.	INCOME TAXES - continued

The total charge for the year can be reconciled to the profit per the consolidated income statement as follows:

		Year ended December 31,
		2007	2006	2005
		RMB’000	RMB’000	RMB’000
	Standard income tax rate in the PRC	33%	33%	33%
	Standard income tax rate applied to income before income taxes	1,499,293	1,229,786	1,458,591
	Reconciling items:
	Tax effect of future development fund deductible for tax purposes	(67,449)	(70,496)	(68,618)
	Deemed interest not deductible for tax purposes	825	1,046	1,273
	Expenses not deductible for tax purposes	29,008	117,447	—
	(Reversal) provision of impairment loss on doubtful debts not subject to tax	(1,439)	(6,507)	—
	Loss on disposal of property, plant and equipment not deductible for tax purposes	—	—	836
	Deemed interest income from subsidiaries subject to tax	17,402	9,456	—
	Tax effect of tax losses not recognized	3,824	94,807	42,151
	(Over) underprovision in prior years	(104,512)	(24,233)	42,463
	Write off deferred tax asset	—	—	44,436
	Decrease in opening deferred tax liability resulting from decrease in applicable tax rate	(66,088)	—	—
	Others	4,656	3,350	16,904

	Income taxes	1,315,520	1,354,656	1,538,036

	Effective income tax rate	29%	36%	35%

13.	PROFIT FOR THE YEAR
		Year ended December 31,
		2007	2006	2005
		RMB’000	RMB’000	RMB’000
	Profit for the year has been arrived at after charging:
	Amortization of mining rights	15,728	12,069	6,624
	Depreciation of property, plant and equipment	1,237,132	1,061,976	952,096

	Total depreciation and amortization	1,252,860	1,074,045	958,720

	Release of prepaid lease payments	13,861	13,826	13,171
	Auditors’ remuneration	14,683	10,406	9,229
	Staff costs, including directors’ and supervisors’ emoluments	3,572,734	2,783,298	2,164,616
	Retirement benefit scheme contributions (included in staff costs above)	720,091	641,633	523,324
	Cost of inventories	7,145,614	6,089,185	5,144,888
	Exchange loss, net	3,150	12,346	98,681

	and crediting:

	Gain on disposal of property, plant and equipment	(25,002)	—	—
	Reversal of impairment loss on accounts receivable and other receivables	(4,363)	(19,717)	—

YANZHOU COAL MINING COMPANY LIMITED

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS

(a)	Directors’ and supervisors’ emoluments

Details of the directors’ and supervisors’ emoluments are as follows:

For the year ended December 31, 2007

	Fees	Salaries, allowance and other benefits in kind	Retirement benefit scheme contribution	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Independent non-executive directors
Pu Hongjiu	96	—	—	96
Cui Jianmin	96	—	—	96
Wang Xiaojun	115	—	—	115
Wang Quanxi	96	—	—	96

	403	—	—	403

Executive directors
Wang Xin	—	—	—	—
Geng Jiahuai	—	—	—	—
Yang Deyu	—	—	—	—
Shi Xuerang	—	—	—	—
Chen Changchun	—	—	—	—
Wu Yuxiang	—	172	34	206
Wang Xinkun	—	196	39	235
Zhang Baocai	—	171	34	205
Dong Yunqing	—	172	34	206

	—	711	141	852

Supervisors
Meng Xianchang	—	—	—	—
Song Guo	—	—	—	—
Zhang Shengdong	—	—	—	—
Liu Weixin	—	—	—	—
Xu Bentai	—	207	41	248

	—	207	41	248

Other management team
Jin Tai	—	—	—	—
Zhang Yingmin	—	—	—	—
He Ye	—	212	42	254
Tian fengze	—	172	34	206
Shi Chenzhong	—	195	39	234
Qu Tianzhi	—	212	42	254
Ni Xinghua	—	196	39	235
Lai Cunliang	—	410	—	410

	—	1,397	196	1,593

YANZHOU COAL MINING COMPANY LIMITED

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS - continued

(a)	Directors’ and supervisors’ emoluments - continued

Details of the directors’ and supervisors’ emoluments are as follows:

For the year ended December 31, 2006

	Fees	Salaries, allowance and other benefits in kind	Retirement benefit scheme contribution	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Independent non-executive directors
Pu Hongjiu	89	—	—	89
Cui Jianmin	89	—	—	89
Wang Xiaojun	106	—	—	106
Wang Quanxi	89	—	—	89

	373	—	—	373

Executive directors
Wang Xin	—	—	—	—
Geng Jiahuai	—	—	—	—
Yang Deyu	—	—	—	—
Shi Xuerang	—	—	—	—
Chen Changchun	—	—	—	—
Wu Yuxiang	—	182	82	264
Wang Xinkun	—	238	107	345
Chen Guangshui	—	187	84	271
Zhang Baocai	—	170	77	247
Dong Yunqing	—	205	92	297

	—	982	442	1,424

Supervisors
Meng Xianchang	—	—	—	—
Song Guo	—	—	—	—
Zhang Shengdong	—	—	—	—
Liu Weixin	—	—	—	—
Xu Bentai	—	218	98	316

	—	218	98	316

Other management team
Jin Tai	—	—	—	—
Zhang Yingmin	—	—	—	—
He Ye	—	208	94	302
Tian fengze	—	202	91	293
Shi Chenzhong	—	229	103	332
Qu Tianzhi	—	232	104	336
Ni Xinghua	—	218	98	316
Lai Cunliang	—	421	—	421

	—	1,510	490	2,000

YANZHOU COAL MINING COMPANY LIMITED

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS - continued

(a)	Directors’ and supervisors’ emoluments - continued

Details of the directors’ and supervisors’ emoluments are as follows:

For the year ended December 31, 2005

	Fees	Salaries, allowance and other benefits in kind	Retirement benefit scheme contribution	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Independent non-executive directors
Pu Hongjiu	43	—	—	43
Cui Jianmin	81	—	—	81
Wang Xiaojun	98	—	—	98
Wang Quanxi	81	—	—	81
Fan Weitang	39	—	—	39

	342	—	—	342

Executive directors
Wang Xin	—	—	—	—
Geng Jiahuai	—	—	—	—
Yang Deyu	—	—	—	—
Shi Xuerang	—	—	—	—
Chen Changchun	—	—	—	—
Wu Yuxiang	—	144	65	209
Wang Xinkun	—	144	65	209
Chen Guangshui	—	144	65	209
Dong Yunqing	—	144	65	209

	—	576	260	836

Supervisors
Meng Xianchang	—	—	—	—
Song Guo	—	—	—	—
Zhang Sheng Dong	—	—	—	—
Liu Wei Xin	—	—	—	—
Xu Bentai	—	160	72	232

	—	160	72	232

Other management team
Jin Tai	—	—	—	—
Zhang Yingmin	—	—	—	—
He Ye	—	144	65	209
Tian fengze	—	144	65	209
Shi Chenzhong	—	145	65	210
Lai Cunliang	—	190	86	276
Ni Xinghua	—	144	65	209

	—	767	346	1,113

YANZHOU COAL MINING COMPANY LIMITED

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS - continued

(a)	Directors’ and supervisors’ emoluments - continued

No directors waived any emoluments in each of the year ended 31 December 2007, 2006 and 2005.

(b)	Employees’ emoluments

The five highest paid individuals in the Group included no director for the year ended December 31, 2007 (2006: nil; 2005: one), details of whose emoluments are included in the disclosures in note 14(a) above. The emoluments of the five individuals for the year ended December 31, 2007 (2006: five; 2005: four) were as follows:

	Year ended December 31,
	2007	2006	2005
	RMB’000	RMB’000	RMB’000
Salaries, allowance and other benefits in kind	6,997	6,471	3,690
Retirement benefit scheme contributions	630	582	365
Discretionary bonuses	250	656	—

	7,877	7,709	4,055

Their emoluments were within the following bands:

	2007	2006	2005
	No. of employees	No. of employees	No. of employees
Nil to HK$1,000,000	—	—	4
HK$1,000,001 to HK$1,500,000	3	3	—
HK$1,500,001 to HK$2,000,000	2	1	—
HK$2,000,001 to HK$2,500,000	1	1	—

15.	DIVIDEND RECOGNIZED AS DISTRIBUTION DURING THE YEAR

	Year ended December 31,
	2007	2006	2005
	RMB’000	RMB’000	RMB’000
2006 Final dividend, RMB0.120 per share (2006: 2005 final dividend RMB0.150; 2005: 2004 final dividend RMB0.260)	590,208	737,760	799,240
Special dividends approved, RMB0.080 per share (2006: RMB0.070; 2005: nil)	393,472	344,288	—

	983,680	1,082,048	799,240

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

In the annual general meeting held on June 29, 2006, a final dividend and a special dividend in respect of the year ended December 31, 2005 was approved by the shareholders and paid to the shareholders of the Company.

In the annual general meeting held on June 15, 2007, a final dividend and a special dividend in respect of the year ended December 31, 2006 was approved by the shareholders and paid to the shareholders of the Company.

The board of directors proposes to declare a final dividend of approximately RMB836,128,000 calculated based on a total number of 4,918,400,000 shares issued at RMB1 each, at RMB0.17 per share, in respect of the year ended December 31, 2007. The declaration and payment of the final dividend needs to be approved by the shareholders of the Company by way of an ordinary resolution in accordance with the requirements of the Company’s Articles of Association. A shareholders’ general meeting will be held for the purpose of considering and, if thought fit, approving this ordinary resolution.

16.	EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share attributable to the equity holders of the Company for the years ended December 31, 2007, 2006 and 2005 is based on the profit attributable to the equity holders of the Company for the year of RMB3,230,450,000, RMB2,372,985,000 and RMB2,881,461,000 and on the 4,918,400,000 shares in issue, during each of the three years.

The number of ordinary shares for the purpose of calculating basic earnings per share for all the period presented has been adjusted for the bonus issue of the Company on July 27, 2005.

The earnings per ADS have been calculated based on the profit for the relevant periods and on one ADS, being equivalent to 50 shares, which has been adjusted for the bonus issue of the Company on July 27, 2005.

No diluted earning per share has been presented as there are no dilutive potential shares in issue during the years ended December 31, 2007, 2006 and 2005.

17.	BANK BALANCES AND CASH/TERM DEPOSITS AND RESTRICTED CASH

Bank balances carry interest at market rates which ranged from 0.72% to 1.44% (2006: from 0.72% to 1.44%) per annum.

At the balance sheet dates, the short-term restricted cash, which carry interest at market rates of 0.72% per annum (2006: 0.72%), represents the bank deposits pledged to certain banks to secure banking facilities granted to the Group. The long-term amount represents the bank deposits placed as guarantee for the future payments of rehabilitation costs of Southland as required by the Australian government. The long-term deposits carry interest rate of 1.8% (2006: 5.31%) per annum.

The term deposits carry fixed interest rate of 1.71% to 3.42% (2006:0.72% to 2.25%) per annum.

YANZHOU COAL MINING COMPANY LIMITED

18.	BILLS AND ACCOUNTS RECEIVABLE

	At December 31,
	2007	2006
	RMB’000	RMB’000
Total bills receivable	2,638,956	2,004,425
Total accounts receivable	135,525	238,931

	2,774,481	2,243,356
Less: Impairment loss	(20,996)	(31,447)

Total bills and accounts receivable, net	2,753,485	2,211,909

Bills receivable represents unconditional orders in writing issued by or negotiated from customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties. The bills are non-interest bearing and have a maturity of six months.

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable at the balance dates:

	At December 31,
	2007	2006
	RMB’000	RMB’000
1 - 90 days	1,490,661	1,429,048
91 - 180 days	1,262,824	782,861

	2,753,485	2,211,909

Before accepting any new customer, the Group assess the potential customer’s credit quality and defines credit limits by customer. Limits attributed to customers are reviewed once a year.

There are no significant trade receivable which are past due but not yet impaired on both balance sheet dates. The Group does not hold any collateral over these balances. The average age of these receivables is 61 days (2006: 65days). The management closely monitors the credit quality of accounts receivable and consider the balance that are neither past due nor impaired are of good credit quality.

The Group has provided fully for all receivables over 3 years because historical experience is such that receivables that are past due beyond 3 years are generally not recoverable. For receivable aged over 4 years and considered irrecoverable by the management will be written off.

An analysis of the impairment loss on bills and accounts receivable is as follows:

	2007	2006
	RMB’000	RMB’000
Balance at January 1	31,447	126,700
Written off	(6,088)	(78,603)
Reversal	(4,363)	(16,650)

Balance at December 31	20,996	31,447

YANZHOU COAL MINING COMPANY LIMITED

18.	BILLS AND ACCOUNTS RECEIVABLE - continued

Included in the allowance for doubtful debts is an allowance of RMB21 million (2006: RMB 31million) for individually impaired trade receivables, which are mainly due from corporate customers in the PRC and considered irrecoverable by the management after consideration on the credit quality of those individual customers, the ongoing relationship with the Group and the aging of these receivables. The impairment recognized represents the difference between the carrying amount of these trade receivables and the present value of the amounts. The Group does not hold any collateral over these balances.

19.	INVENTORIES

	At December 31,
	2007	2006
	RMB’000	RMB’000
COST
Auxiliary materials, spare parts and small tools	248,412	265,122
Coal products	191,722	314,439

	440,134	579,561

20.	OTHER LOANS RECEIVABLE

At the balance sheet dates, the amount represents loan granted to an independent third party, which carries interest at 7.00% per annum and is guaranteed by other independent third parties (the “Guarantor”). The loan (the “Default Loan”) is secured by 170 million out of total 289 million state legal person shares of a company listed on the SSE (“the Secured Shares”) and certain equity interest in another unlisted company held by the Guarantor. The Default Loan defaulted in January 2005 and the Company had applied to the People’s Supreme Court of the Shandong province (the “Court”) to freeze the Secured Shares. The Company has also applied to the Court to dispose the Secured Shares by way of a public auction and the proceeds would be applied to repay the Default Loan and the associated interests to the Company. The public auction was held successfully in September 2005. The legal procedure for the transfer of ownership of the Secured Shares has not been executed.

In December 2006, Shandong Runhua Group Company Limited (“Shandong Runhua”) has also claimed for a portion of the Secured Shares. To protect the Company’s priority rights in the Secured Shares to recover the Default Loan, the Company sought support from the Shandong provincial government and the State-owned Assets Supervision and Administrative Committee (the “SASAC”). In January 2007, these government authorities in Shandong province and the SASAC have rendered formal written request the Supreme Court to protect the Company’s priority right on the Secured Shares.

In October 2007, the Company, Shandong Runhua and the Guarantor reached an agreement in the presence of the Court. According to the settlement agreement, 240 million of the total 289 million Secured Shares held by the Guarantor should belong to Shandong Runhua and 200 million Secured Shares should be transferred to Shandong Runhua from the Guarantor. At the same time, Shandong Runhua has agreed to assist the Guarantor to repay the principal and the associated interest of the Default Loan to the Company. The Company has the right to request for the disposal of the frozen 49 million Secured Shares owned by the Guarantor for the settlement if the Default Loan is not repaid by the Guarantor or Shandong Runhua after June 6, 2008 (the date the restriction on trading of the Secured Shares is removed). If the proceed received from the disposal of the 49 million Secured Shares would not be sufficient to cover the loan principal and interest of the Default Loan by that time, the Company has the right to request for the disposal of the remaining 40 million Secured Shares held under the Guarantor and not yet transferred to Shandong Runhua for settlement. If the disposal of the above mentioned 89 million Secured Shares would still not be sufficient for settlement up to RMB730 million, the Company would have the right to further request for the disposal of the 200 million Secured Shares already transferred by the Guarantor to Shandong Runhua for full settlement up to RMB730 million.

YANZHOU COAL MINING COMPANY LIMITED

20.	OTHER LOANS RECEIVABLE - continued

On May 26, 2008, pursuant to the mediation arrangement of the Supreme Court of the People’s Republic of China as implemented by the Higher People’s Court of Shandong Province, the Company has agreed the sale of the 200 million Secured Shares by Shandong Runhua to finance the settlement of the principal and interest of the Default Loan.

On May 30, 2008 the Company received in total RMB780 million as a settlement of the principal and interest of the Default Loan.

21.	PREPAYMENTS AND OTHER RECEIVABLES

	At December 31,
	2007	2006
	RMB’000	RMB’000
Advances to suppliers	35,728	109,714
Prepaid freight charges and related handling charges	10,934	27,287
Deposit for environment protection	200,000	—
Others	80,006	94,504

	326,668	231,505

Included in the above balances as of December 31, 2007 is an impairment loss of RMB30,117,000 (2006: RMB32,650,000). During the year ended December 31, 2007, the Group wrote off impairment loss of RMB2,533,000. During the year ended December 31,2006, the Group reserved impairment loss of RMB3,067,000. During the year ended December 31, 2005, the Group did not make any additional impairment for doubtful debts.

The Group has provided fully for all receivables over 3 years because historical experience is such that receivables that are past due beyond 3 years are generally not recoverable. Receivable will be written off, if aged over 4 years and considered irrecoverable by the management after considering the credit quality of the individual party and the nature of the amount overdue.

22.	PREPAID LEASE PAYMENTS

	At December 31,
	2007	2006
	RMB’000	RMB’000
Current portion	13,976	13,746
Non-current portion	576,412	578,988

	590,388	592,734

The amounts represent prepaid lease payments for land use rights which are situated in the PRC and have a term of fifty years from the date of grant of land use rights certificates.

YANZHOU COAL MINING COMPANY LIMITED

23.	PREPAYMENT FOR RESOURCES COMPENSATION FEES

In accordance with the relevant regulations, the Shanxi Group is required to pay resources compensation fees to the Heshun Municipal Coal Industry Bureau at a rate of RMB2.70 per tonne of raw coal mined. During the year 2006, Shanxi Group was requested by the relevant government to prepay the fees based on production volume of 10 million tonnes. At the balance sheet date, the amount represented the prepayment for resources compensation fees not yet ultized. The current portion represents the amount to be utilized in the coming year which is estimated based on expected production volume.

24.	MINING RIGHTS

RMB’000
COST
At January 1, 2006	186,385
Exchange re-alignment	2,261
Acquisition of Shanxi Nenghua	164,452

At January 1, 2007	353,098
Exchange re-alignment	2,092
Addition	61,923

At December 31, 2007	417,113

AMORTIZATION
At January 1, 2006	33,120
Provided for the year	12,069

At January 1, 2007	45,189
Exchange re-alignment	184
Provided for the year	15,728

At December 31, 2007	61,101

CARRYING VALUES
At December 31, 2007	356,012

At December 31, 2006	307,909

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

The mining rights of the Shanxi Group are amortized, on a straight-line basis, over the remaining useful life of twenty-seven years from the date of acquisition. The mining right permit expires in January 2009 and can be renewed at a cost which is not significant to the Group as the Parent Company has undertaken to compensate the Group for 79.68% of such cost.

The other mining rights are amortized, on a straight-line basis, over the useful life of twenty years from the date of commencement of commercial production.

YANZHOU COAL MINING COMPANY LIMITED

25.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land in Australia	Buildings	Harbor works and crafts	Railway structures	Mining structures	Plant, machinery and equipment	Transportation equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
COST
At January 1, 2006	53,031	2,169,992	250,231	729,789	3,904,460	8,190,653	302,956	890,881	16,491,993
Exchange re-alignment	2,224	280	—	—	—	7,803	22	6,958	17,287
Acquisition of Shanxi Group	—	95,347	—	—	129,366	186,107	25,723	192,433	628,976
Additions	—	15,725	—	—	15,378	257,147	2,139	3,073,042	3,363,431
Transfers	—	196,575	118	5,012	—	1,238,710	10,102	(1,450,517)	—
Disposals	—	(47,600)	—	—	(31,762)	(878,537)	(17,247)	—	(975,146)

At December 31, 2006 and January 1, 2007	55,255	2,430,319	250,349	734,801	4,017,442	9,001,883	323,695	2,712,797	19,526,541
Exchange re-alignment	2,056	337	—	—	—	27,435	21	12,840	42,689
Additions	—	2,100	—	—	—	71,014	8,641	2,846,275	2,928,030
Transfers	—	166,334	—	1,557	14,096	672,871	35,992	(890,850)	—
Written off	—	(18,999)	—	—	(344,149)	(219,261)	(12,731)	—	(595,140)
Disposals	—	—	—	—	—	(6,461)	(1,245)	—	(7,706)

At December 31, 2007	57,311	2,580,091	250,349	736,358	3,687,389	9,547,481	354,373	4,681,062	21,894,414

ACCUMULATED DEPRECIATION AND IMPAIRMENT
At January 1, 2006	—	1,019,552	12,136	215,969	1,592,922	4,158,969	173,959	—	7,173,507
Exchange re-alignment	—	18	—	—	—	293	6	—	317
Provided for the year	—	132,648	6,070	53,710	90,921	781,231	35,648	—	1,100,228
Eliminated on disposals	—	(41,411)	—	—	(476)	(828,954)	(16,609)	—	(887,450)

At December 31, 2006 and January 1, 2007	—	1,110,807	18,206	269,679	1,683,367	4,111,539	193,004	—	7,386,602
Exchange re-alignment	—	52	—	—	—	1,594	12	—	1,658
Provided for the year	—	123,617	6,071	53,442	85,162	931,748	38,032	—	1,238,072
Eliminated on written off	—	(9,112)	—	—	(48,990)	(186,987)	(10,308)	—	(255,397)
Eliminated on disposals	—	—	—	—	—	(1,115)	—	—	(1,115)

At December 31, 2007	—	1,225,364	24,277	323,121	1,719,539	4,856,779	220,740	—	8,369,820

CARRYING VALUES
At December 31, 2007	57,311	1,354,727	226,072	413,237	1,967,850	4,690,702	133,633	4,681,062	13,524,594

At December 31, 2006	55,255	1,319,512	232,143	465,122	2,334,075	4,890,344	130,691	2,712,797	12,139,939

The following estimated useful lives are used for the depreciation of property, plant and equipment, other than construction in progress:

Buildings	15 to 35 years
Harbor works and crafts	40 years
Railway structures	15 to 25 years
Plant, machinery and equipment	5 to 15 years
Transportation equipment	6 to 18 years

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

During the year, the directors conducted a review of the Group’s mining assets and determined that a number of those assets were impaired, due to physical damage and technical obsolescence. Accordingly, an aggregate amount of RMB339,743,000 have been written off in respect of buildings, mining structure, plant, machinery and equipment, and transportation equipment, which are used in the mining segment.

YANZHOU COAL MINING COMPANY LIMITED

26.	GOODWILL

	2007	2006
	RMB’000	RMB’000
COST
At January 1	295,584	153,037
Acquisition of Shanxi Group (note 38)	3,066	142,547

At December 31	298,650	295,584

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units that are expected to benefit from that business combination. The carrying amount of goodwill had been allocated as follows:

	2007	2006
	RMB’000	RMB’000
Coal Mining
- Jining II	10,106	10,106
- Shandong Yanmei Shipping Co., Ltd.	10,046	10,046
- Heze	35,645	35,645
- Shanxi Group	145,613	142,547

Coal Railway Transportation
- Railway Assets	97,240	97,240

	298,650	295,584

The recoverable amounts of goodwill from each of the above cash generating units has been determined on the basis of value in use calculations. The recoverable amounts are based on certain similar key assumptions on discount rates, growth rates and expected changes in selling prices and direct cost. All value in use calculations use cash flow projections based on financial budgets approved by management covering a 5-year period, using a zero percent growth rate and with a discount rate of 10% (2006: 8%).

The cashflows beyond the 5-year period are extrapolated for 5 years using a zero percent growth rate. Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the same raw materials price inflation during the budget period. Expected cash inflows/outflows, which include budgeted sales, gross margin and raw material price inflation have been determined based on past performance and management’s expectations for the market development. Management believes that any reasonably possible change in any of these assumptions would not cause the carrying amount of each of the above units to exceed the recoverable amount of each of the above units. During the years ended December 31, 2007 and 2006, management of the Group determined that there are no impairments of any of its CGU containing goodwill.

YANZHOU COAL MINING COMPANY LIMITED

27.	INVESTMENTS IN SECURITIES

The investments in securities represent available-for-sale equity investments:

	At December 31,
	2007	2006
	RMB’000	RMB’000
Equity securities listed on the SSE
- Stated at fair value	409,086	54,101
- Restricted portion stated at cost less impairment	—	40,281
Unlisted equity security	440	1,760

	409,526	96,142

Previously, the Group invested in certain state legal person shares of Shenergy Company Limited and Lian Yun Gang Company Limited. These shares were not tradable.

Pursuant to the share reform plan of Shenergy Company Limited carried out in 2006, the non-tradable legal person shares with the investment cost of RMB60,421,000 held by the Company were converted into tradable shares on August 17, 2006. Under this share reform plan, the Company has committed that the Company will not sell more than one-third of the shares held as of August 17, 2005 within one year after August 17, 2006; and two-third of the shares held as of August 17, 2005 within two years after August 17, 2006. This investment is presented as listed securities stated at fair value as at December 31, 2007 at the amount of RMB393,124,000. As at December 31, 2006, the unrestricted portion of this investment was presented as listed securities stated at fair value at the amount of RMB54,101,000 and the restricted portion was presented as listed securities stated at cost less impairment at the amount of RMB40,281,000.

On April 26, 2007, Lian Yun Gang Company Limited become a public company with its shares listed in SSE. The Company has committed not to sell its holding, or transfer to others; or asking others to held the shares on its behalf before April 28, 2008. This investment is presented as listed securities which amount to RMB15,962,000 as at December 31, 2007 and as unlisted securities which amount to RMB1,760,000 as at December 31, 2006.

As of December 31, 2007, the investment is carried at fair value determined by reference to bid prices quoted in active markets. As of December 31, 2006, the restricted portion was stated at cost less impairment because the restricted selling period was long and the range of reasonable fair value estimates was so significant that the directors of the Company was of opinion that their fair value could not be measured reliably.

The unlisted equity securities are stated at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

YANZHOU COAL MINING COMPANY LIMITED

28.	INTERESTS IN AN ASSOCIATE

At December 31, 2007
RMB’000
Cost of investment in an associate	900,000
Share of post-acquisition loss	(2,438)

897,562

In 2007, the Group made a cash investment of RMB900,000,000 for its 30% equity interest in an associate, Huadian Zouxian Power Generation Company Limited, which established in the PRC and engaged in electricity generation business in the PRC.

Summarized financial information in respect of the Group’s associate is set out below:

At December 31, 2007
RMB’000
Total assets	7,623,027
Total liabilities	(4,631,154)

Net assets	2,991,873

Group’s share of net assets of associate	897,562

At December 31, 2007
RMB’000
Revenue	321,802

Profit for the period	(8,127)

Group’s share of loss of an associate	(2,438)

29.	DEPOSIT MADE ON INVESTMENT

During 2006, the Company entered into a co-operative agreement with two independent third parties, to establish a company for the operation of a coal mine to be acquired in Shanxi province. The Company will have to invest approximately RMB196.8 million in order to obtain 41% equity interest. As at December 31, 2007, the Company made a deposit of RMB118 million (2006: RMB97 million) in relation to this acquisition. As at December 31, 2007, the relevant procedures to establish the new company are still in progress, and the establishment has not yet been completed.

YANZHOU COAL MINING COMPANY LIMITED

30.	BILLS AND ACCOUNTS PAYABLE

	At December 31,
	2007	2006
	RMB’000	RMB’000
Bills payable	139,100	159,632
Accounts payable	518,417	586,053

	657,517	745,685

The following is an aged analysis of bills and accounts payable at the reporting date:

	At December 31,
	2007	2006
	RMB’000	RMB’000
1 - 90 days	506,474	564,995
91 - 180 days	—	—
181 - 365 days	126,048	139,974
1 - 2 years	24,995	40,716

	657,517	745,685

The average credit period for accounts payable and bills payable is 90 days. The Group has financial risk management policies in place to ensure that all payables within the credit timeframe.

31.	OTHER PAYABLES AND ACCRUED EXPENSES

	At December 31,
	2007	2006
	RMB’000	RMB’000
Customers’ deposits	942,557	674,789
Accrued wages	337,275	210,751
Other taxes payable	218,723	205,720
Payables in respect of purchases of property, plant and equipment and construction materials	615,092	442,536
Accrued freight charges	93,456	15,963
Accrued repairs and maintenance	19,493	20,162
Accrued utility expenses	4,100	5,430
Staff welfare payable	58,196	72,748
Withholding tax payable	7,464	8,645
Deposits received from employees	57,493	33,775
Consideration payable on acquisition of Southland	—	28,755
Price regulating charges	105,421	—
Accrued land subsidence, restoration rehabilitation and environmental costs	81,157	35,248
Others	130,690	145,162

	2,671,117	1,899,684

YANZHOU COAL MINING COMPANY LIMITED

32.	(PROVISION) PREPAYMENT FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

	2007	2006
	RMB’000	RMB’000
Balance at January 1	212,912	157,511
Additional provision in the year	(825,998)	(731,796)
Utilization of provision	593,451	787,197

Balance at December 31	(19,635)	212,912

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. The payment during the year ended December 31, 2006 included mainly rehabilitation costs paid on mining areas in relation to mining activities in the future periods and therefore the balances are presented as prepayment at the balances sheet dates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

33.	UNSECURED BANK BORROWINGS

The amounts are repayable as follows:

	At December 31,
	2007	2006
	RMB’000	RMB’000
Within one year	72,000	50,000
More than one year, but not exceeding two years	82,000	72,000
More than two years, but not more than five years	66,000	126,000
More than five years	110,000	132,000

	330,000	380,000
Less: Amounts due within one year and included in current liabilities	(72,000)	(50,000)

Amounts due after one year	258,000	330,000

The balances at of December 31, 2007 and 2006 represent two borrowings obtained by Shanxi Tianchi before the Company acquired it. Included in the loans of RMB330,000,000 (2006: 380,000,000) is an amount of RMB110,000,000 (2006: RMB160,000,000) that carries interest at 7.09% (2006: 5.85%) per annum and is subject to adjustment based on the interest rate stipulated by the People’s Bank of China (the “PBOC”). The loan is repayable by 3 installments over a period of 4 years, with the first installment due in December 2007. The repayment is guaranteed by the Parent Company.

The remaining balance of RMB220,000,000 (2006: RMB220,000,000) carries interest at 6.84% (2006: 6.21%) per annum and is subject to adjustment based on the interest rate stipulated by the PBOC. The loan is repayable by 20 installments over a period of 12 years, with the first installment due in May 2008. The amount is also guaranteed by the Parent Company.

YANZHOU COAL MINING COMPANY LIMITED

34.	DEFERRED TAXATION

	Available-for-sale investment	Accelerated tax depreciation	Fair value adjustment on mining rights	Tax losses	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2006	—	(146,279)	—	—	(146,279)
Acquisition of Shanxi Group	—	(2,962)	(54,269)	—	(57,231)
Charge to reserve	(11,207)	—	—	—	(11,207)
(Charge) credit to income for the year (note 12)	—	(69,272)	166	—	(69,106)

Balance at December 31, 2006 and January 1, 2007	(11,207)	(218,513)	(54,103)	—	(283,823)
Effect of change in tax rate	2,717	52,972	13,116	—	68,805
Charge to reserve	(78,236)	—	—	—	(78,236)
(Charge) credit to income for the year (note 12)	—	(34,613)	1,513	31,175	(1,925)

Balance at December 31, 2007	(86,726)	(200,154)	(39,474)	31,175	(295,179)

The following is the analysis of the deferred tax balances for financial reporting purposes:

	2007	2006
	RMB’000	RMB’000
Deferred tax assets	31,175	—
Deferred tax liabilities	(326,354)	(283,823)

	(295,179)	(283,823)

At the balance sheet date, the Group has unused tax losses of RMB 556 million (2006: RMB450 million) contributed by the subsidiaries available for offset against future profits. A deferred tax asset have been recognized in respect of RMB 104 million (2006: nil) of such losses. No deferred tax asset has been recognized in respect of the remaining RMB 452 million (2006: RMB450 million) due to the unpredictability of future profit streams. Included in unrecognized tax losses are losses of RMB55 million that will expire in 2011, and losses of RMB 106 million will expire in 2012. Other losses may be carried forward indefinitely.

By reference to financial budgets, management believes that there will be sufficient future profits for the realization of deferred tax assets which have been recognized in respect of tax losses.

YANZHOU COAL MINING COMPANY LIMITED

35.	SHAREHOLDERS’ EQUITY

Share capital

The Company’s share capital structure at the balance sheet date is as follows:

	Domestic invested shares		Foreign invested shares
	State legal person shares (held by the Parent Company)	A shares (Note 1)	H shares (including H shares represented by ADS (Note 1))	Total
Number of shares
At January 1, 2006	2,672,000,000	288,000,000	1,958,400,000	4,918,400,000
Share Reform Plan	(72,000,000)	72,000,000	—	—

At January 1, 2007 and December 31, 2007	2,600,000,000	360,000,000	1,958,400,000	4,918,400,000

	Domestic invested shares		Foreign invested shares
	State legal person shares (held by the Parent Company)	A shares (Note 1)	H shares (including H shares represented by ADS (Note 1))	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Registered, issued and fully paid
At January 1, 2006	2,672,000	288,000	1,958,400	4,918,400
Share Reform Plan	(72,000)	72,000	—	—

At January 1, 2007 and December 31, 2007	2,600,000	360,000	1,958,400	4,918,400

Each share has a par value of RMB1.

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

Reserves

Pursuant to regulation in the PRC, the Company and certain of its subsidiaries in the PRC is required to transfer an annual amount to a future development fund at RMB6 per tonne of raw coal mined. The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

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

YANZHOU COAL MINING COMPANY LIMITED

35.	SHAREHOLDERS’ EQUITY - continued

Pursuant to the relevant regulations from the Ministry of Finance, the Company and its subsidiaries in the PRC is no longer required to set aside profit to the statutory common welfare fund effective from January 1, 2006 and the balance of statutory common welfare fund as at January 1, 2006 is transferred to statutory common reserve fund.

The Company and its subsidiaries in the PRC has to set aside 10% of its profit for the statutory common reserve fund (except where the fund has reached 50% of its registered capital). The statutory common reserve fund can be used for the following purposes:

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

The Company’s distributable reserve as at December 31, 2007 is the retained earnings computed under the relevant accounting principles and regulations applicable to PRC enterprises (“PRC GAAP”) which amounted to approximately RMB 8,363,756,000 (At December 31, 2006: RMB 6,766,042,000 as restated with adoption of new PRC GAAP).

36.	CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance. The Group’s overall strategy remains unchanged from prior year.

The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 33 and equity attributable to equity holders of the Company, comprising issued share capital, reserves and retained earnings.

The directors of the Company review the capital structure regularly. As part of this review, the directors of the Company assess the annual budget prepared by the accounting and treasury department and consider and evaluate the cost of capital and the risks associated with each class of capital. The Group will balance its overall capital structure through the payment of dividends, issue of new shares and new debts or the repayment of existing debts.

YANZHOU COAL MINING COMPANY LIMITED

37.	FINANCIAL INSTRUMENT

37a.	Categories of financial instruments

	2007	2006
	RMB’000	RMB’000
Financial assets
Loans and receivables (including cash and cash equivalents)	9,453,042	8,974,474
Available-for-sale financial assets	409,526	96,142

Financial liabilities
Amortized cost	2,583,276	2,796,237

37b.	Financial risk management objectives and policies

The Group’s major financial instruments include available for-sales equity instrument, bills and accounts receivable, other loan receivable, other receivables, bank balances and cash, term deposits, restricted cash, bills and accounts payable, other payable, borrowings and amount due to Parent Company and its subsidiary companies. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. There has been no significant change to the Group’s exposure to market risk or the manner in which it manages ad measures the risk.

Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group.

At December 31, 2007, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group is the failure to perform their obligations in relation to each class of recognized financial assets is the carrying amount of those assets as stated in the consolidated balance sheet.

In order to minimize the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group’s credit risk is significantly reduced.

The Group maintains its cash and cash equivalents with reputable banks. Therefore, the directors consider that the credit risk for such is minimal.

The Group generally grants the customers with long-relationship credit terms not exceeding 180 days, depending on the situations of the individual customers. For small to medium sized new customers, the Group generally requires them to pay for the products before delivery.

Most of the Group’s domestic sales are sales to electric power plants, metallurgical companies, construction material producers and railway companies. The Group generally has established long-term and stable relationships with these companies. The Group also sells its coal to provincial and city fuel trading companies.

YANZHOU COAL MINING COMPANY LIMITED

37.	FINANCIAL INSTRUMENT

37b.	Financial risk management objectives and policies - continued

Credit risk - continued

As the Group does not currently have direct export rights, all of its export sales must be made through National Coal Corporation, Shanxi Coal Corporation or Minmetals Trading. The quality, prices and final customer destination of the Group’s export sales are determined by the Group, National Coal Corporation, Shanxi Coal Corporation or Minmetals Trading.

For the years ended December 31, 2007, 2006 and 2005, net sales to the Group’s five largest domestic customers accounted for approximately 25.6%, 22.1% and 20.0%, respectively, of the Group’s total net sales. Net sales to the Group’s largest domestic customer accounted for 12.1%, 10.2% and 13.4% of the Group’s net sales for the years ended December 31, 2007, 2006 and 2005, respectively. The Group’s largest domestic customer was the Huadian Power International Corporation Limited (“Huadian”) for the years ended December 31, 2007, 2006 and 2005.

Details of the amounts receivable from the five customers with the largest receivable balances at December 31, 2007 and 2006 are as follows:

	Percentage of accounts receivable At December 31,
	2007	2006
Five largest receivable balances	63.26%	63.47%

The management considers the strong financial background and good creditability of these customers, and there is no significant uncovered credit risk.

The table below shows the credit limit and balance of 5 major counterparties at the balance sheet date:

		31.12.2007		31.12.2006
Counterparty	Location	Credit limit	Carrying amount	Credit limit	Carrying amount
RMB’000		RMB’000	RMB’000	RMB’000

Company A	The PRC	40,000	32,773	30,000	26,075
Company B	The PRC	40,000	31,664	30,000	16,857
Company C	The PRC	20,000	13,645	—	—
Company D	The PRC	10,000	3,896	—	—
Company E	The PRC	10,000	3,756	—	—
Company F	The PRC	—	—	40,000	37,009
Company G	The PRC	—	—	40,000	36,862
Company H	The PRC	—	—	40,000	34,836

			85,734		151,639

YANZHOU COAL MINING COMPANY LIMITED

37.	FINANCIAL INSTRUMENT

37b.	Financial risk management objectives and policies - continued

Credit risk - continued

As at December 31, 2007, the Group has exposure to credit risk in the event of the counterparties failure to perform their obligation in relation to the Default Loan (note 20). In order to minimize the credit risk, the management of the Group has monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of other loan receivables at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group’s credit risk is significantly reduced.

The Group’s geographical concentration of credit risk is mainly in the PRC, which accounted for over 80% of the Group’s total trade receivable as at December 31, 2007 and 2006.

Market risk

(i)	Currency risk

The Group’s sales are denominated mainly in the functional currency of the relevant group entity making the sale, whilst costs are mainly denominated in the group entity’s functional currency. Accordingly, there is no significant exposure to foreign currency risk.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities in currencies other than the functional currencies of the relevant group entities at the balance sheet date are as follows:

	Liabilities		Assets
	2007	2006	2007	2006
	RMB’000	RMB’000	RMB’000	RMB’000
United States Dollar (“USD”)	2,250	1,354	663,713	834,511
Euros (“EUR”)	47,338	13,932	34,018	76,563
Hong Kong Dollar (“HKD”)	—	—	103,851	457,546
Sterling Pound (“GBP”)	—	—	—	283

The Group currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arises.

Sensitivity analysis

The Group is mainly exposed to the fluctuation against the currency of United States Dollar and Hong Kong Dollar.

The following table details the Group’s sensitivity to a 5% increase and decrease in RMB against relevant foreign currencies. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year end for a 5% change in foreign currency rates. The sensitivity analysis includes loans to foreign operations within the Group where the denomination of the loan is in a currency other than the functional currency of the lender or the borrower.

YANZHOU COAL MINING COMPANY LIMITED

37.	FINANCIAL INSTRUMENT - continued

37b.	Financial risk management objectives and policies - continued

Market risk - continued

(i)	Currency risk - continued

	USD Impact (note i)		HKD Impact (note i )
	2007	2006	2007	2006
	RMB’000	RMB’000	RMB’000	RMB’000
Increase (Decrease) to profit and loss
- if RMB weakens against Respective foreign currency	62,804	73,140	4,945	21,788
- if RMB strengthens against Respective foreign currency	(62,804)	(73,140)	(4,945)	(21,788)

	USD Impact (note ii)
	2007	2006
	RMB’000	RMB’000
Increase (Decrease) to profit and loss
- if AUD weakens against Respective foreign currency	(31,305)	(33,466)
- if AUD strengthens against Respective foreign currency	31,305	33,466

Notes:

(i)	This is mainly attributable to the exposure outstanding on the bank deposit and loans to foreign operations within the Group of USD and HKD at year end in the Group.

(ii)	This is mainly attributable to the exposure outstanding on the loans to foreign operations within the Group where the denomination of the loan is in a currency other than the function currency of the borrower (i.e. AUD).

In management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year end exposure does not reflect the exposure during the year.

(ii)	Interest rate risk

The Group is exposed to fair value interest rate risk in relation to fixed–rate loan receivable (see note 20 for details). The Group is also exposed to cash flow interest rate risk in relation to variable-rate bank balances, term deposits, restricted cash (see note 17 for details of these bank balances) and bank borrowings (see note 33 for details of these borrowings).

The Group currently does not have any interest rate hedging policy.

YANZHOU COAL MINING COMPANY LIMITED

37.	FINANCIAL INSTRUMENT - continued

37b.	Financial risk management objectives and policies - continued

Market risk - continued

(ii)	Interest rate risk - continued

The Group’s exposures to interest rates on financial assets and financial liabilities are detailed in the liquidity risk management section of this note. The Group’s cash flow interest rate risk is mainly concentrate on the fluctuation of the PBOC arising from the Group’s RMB borrowings.

The Group’s exposure to interest rate risk on financial assets and liabilities and also the result of the sensitivity analysis is not significant.

(iii)	Other price risk

In addition to the above risks relating to financial instruments, the Group is exposed to equity price risk through investment in listed equity securities. The Group currently does not have any arrangement to hedge the price risk exposure of its investment in equity securities. The Group’s exposure to equity price risk through investment in listed equity securities and also the result of the sensitivity analysis is not significant.

Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilization of bank borrowings and ensures compliance with loan covenants.

The following table details the Group’s remaining contractual maturity for its financial liabilities. For non-derivative financial liabilities, the table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

YANZHOU COAL MINING COMPANY LIMITED

37.	FINANCIAL INSTRUMENT - continued

37b.	Financial risk management objectives and policies - continued

Liquidity and interest risk tables

	Weighted average effective interest rate	Less than 3 months	3-6 months	6 months to 1 year	1-5 years	5+ years	Total undiscounted cashflow	Carrying amount at 12.31.2007
	%	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2007
Non-derivative financial liabilities
Bills and accounts payables	N/A	631,207	26,310	—	—	—	657,517	657,517
Other payables	N/A	911,528	—	—	—	—	911,528	911,528
Amount due to Parent Company and its subsidies company	N/A	669,275	—	—	26,496	—	695,771	684,231
Bank borrowings - variable rate	6.84% - 7.09%	—	11,325	65,135	175,968	169,799	422,227	330,000

		2,212,010	37,635	65,135	202,464	169,799	2,687,043	2,583,276

2006
Non-derivative financial liabilities
Bills and accounts payables	N/A	674,213	71,472	—		—	745,685	745,685
Other payables	N/A	665,067	—	—	—	—	665,067	665,067
Amount due to Parent Company and its subsidies company	N/A	982,347	—	—	39,744	—	1,022,091	1,005,485
Bank borrowings - variable rate	5.85% - 6.12%	—	—	53,060	231,438	195,063	479,561	380,000

		2,321,627	71,472	53,060	271,182	195,063	2,912,404	2,796,237

37c.	Fair values

The fair value of available-for-sales investment are determined with reference to quoted market price. The fair value of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

The directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortized cost in the consolidated financial statements approximate their fair values.

38.	ACQUISITION OF SHANXI NENG HUA COMPANY LIMITED AND ITS SUBSIDIARIES

On August 18, 2006, the Company entered into an equity transfer agreement with the Parent Company and conditionally agreed to purchase the 98% equity interest in Shanxi Nenghua from the Parent Company. In November 2006, the acquisition was completed and the consideration of RMB733,346,000 was fully paid to the Parent Company. The net assets acquired were included in the coal mining segment.

In 2007, the Company further acquired the remaining 2% equity interest in Shanxi Nenghua from a subsidiary of the Parent Company at cash consideration of RMB14,965,000 which give rise to additional goodwill of RMB3,066,000.

YANZHOU COAL MINING COMPANY LIMITED

38.	ACQUISITION OF SHANXI NENG HUA COMPANY LIMITED AND ITS SUBSIDIARIES - continued

This acquisition has been accounted for using the purchase method.

The net assets of Shanxi Group acquired in 2006, and the goodwill arising, are as follows:

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

			(444,204)

Shanxi Group contributed RMB21,875,000 and RMB8,755,000 to the Group’s turnover and loss respectively, for the period between the date of acquisition to December 31, 2006.

If the acquisition had been completed on January 1, 2006, the Group’s revenue for the period would have been RMB12,961,204,000, and the Group’s profit for the year would have been RMB2,274,162,000. The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on January 1, 2006, nor is it intended to be a projection of future results.

The goodwill arising from the acquisition is attributable to the anticipated profitability and the anticipated future operating synergies from the combination.

YANZHOU COAL MINING COMPANY LIMITED

39.	ACQUISITION OF HEZE

The net assets of Heze acquired in 2005, and the goodwill arising, are as follows:

Carrying value and fair value
RMB’000
Bank balances and cash	180,255
Prepayments and other current assets	1,150
Property, plant and equipment	507,596
Other payables and accrued expenses	(86,061)
Amounts due to Parent Company and its subsidiary companies	(29,759)
Minority interest	(24,818)

Total net assets acquired	548,363
Goodwill arising on acquisition	35,645

584,008

Total consideration satisfied by:
Deposit made on investment in 2004	574,000
Cash consideration paid on acquisition	10,008

584,008

Net cash outflow arising on acquisition:
Cash paid on acquisition	(10,008)
Bank balances and cash acquired	180,255
170,247

Heze did not contribute significantly to the Group’s turnover and profit for the year ended December 31, 2005.

If the acquisition had been completed on January 1, 2005, the Group’s revenue and the Group’s profit for the year ended December 31, 2005 would have been RMB12,447,025,000 and RMB2,864,866,000, respectively.

On November 16, 2004, the Company entered into an equity transfer agreement (“Acquisition Agreement”) with the Parent Company and conditionally agreed to purchase the 95.67% equity interest in Heze held by the Parent Company. As at December 31, 2005, a deposit of RMB574,000,000 was paid to the Parent Company.

On June 28, 2005, a supplemental agreement (the “Supplemental Agreement”) was entered into between the Company and the Parent Company. Under the Supplemental Agreement, the Parent Company provided an irrevocable undertaking that the Group shall have the right to purchase the mining rights of Zhaolou coal mine and Wanfu coal mine from the Parent Company within twelve months from the respective dates on which such mining rights are obtained by the Parent Company. In June 2006, the Parent Company has obtained the mining rights of Zhaolou coal mine. At December 31, 2007, the Company has not yet finished the purchase of the mining rights from the Parent Company and the relevant application has been submitted to the Municipal Land Resource Bureau. In May 2008, the purchase of minings rights of Zhaolou coal mine was completed with the approval of relevant government authorities. The purchase consideration was approximately RMB747 million.

YANZHOU COAL MINING COMPANY LIMITED

40.	RELATED PARTY BALANCES AND TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. Details of balance and transactions between the Group and other related parties are disclosed below.

Related Party Balances

The amounts due to the Parent Company and its subsidiary companies are non-interest bearing and unsecured.

The amounts due to the Parent Company and its subsidiary companies as at December 31, 2007 and 2006 included the present value of the outstanding balance that arose from the funding of the acquisition of the mining rights of Jining III as of January 1, 2001 discounted using the market rate of bank borrowings.

The consideration for the cost of the mining rights of approximately RMB132,479,000 is to be settled over the 10 years by equal installments before December of each year, commencing from 2001.

	At December 31,
	2007	2006
	RMB’000	RMB’000
Amounts due to Parent Company and its subsidiary companies
Within one year	669,275	982,347
More than one year, but not exceeding two years	7,703	8,181
More than two years, but not exceeding three years	7,253	7,704
More than three years, but no exceeding four years	—	7,253

Total	684,231	1,005,485
Less: amount due within one year	(669,275)	(982,347)

Amount due after one year	14,956	23,138

Except the amounts disclosed above, the amounts due to the Parent Company and/or its subsidiary companies are repayable on demand.

Related party transactions

During the years, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Year ended December 31,
	2007	2006	2005
	RMB’000	RMB’000	RMB’000
Income
Sales of coal	1,014,963	1,069,879	856,580
Sales of auxiliary materials	595,143	496,221	369,855
Utilities and facilities	—	—	29,000

Expenditure
Utilities and facilities	377,074	358,370	355,953
Annual fee for mining rights	12,980	12,980	12,980
Purchases of supply materials and equipment	454,469	458,329	341,935
Repair and maintenance services	215,102	246,841	197,624
Social welfare and support services	313,062	406,004	242,952
Technical support and training	20,000	20,000	15,130
Road transportation services	60,718	63,448	53,346
Construction services	316,801	306,658	—

YANZHOU COAL MINING COMPANY LIMITED

40.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

Certain expenditure for social welfare and support services (excluding medical and child care expenses) of RMB165,900,000, RMB165,900,000 and RMB63,361,000 for the years ended December 31, 2007, 2006 and 2005, respectively, and for technical support and training of RMB20,000,000, RMB20,000,000 and RMB15,130,000, have been charged by the Parent Company at a negotiated amount per annum, subject to changes every year.

During the year ended December 31, 2006, the Company acquired Shanxi Nenghua from the Parent Company. Details of this acquisition are set out in note 38.

During the year ended December 31, 2005, the Company acquired Heze from the Parent Company. Details of this acquisition are set out in note 39.

In addition to the above, the Company participates in a retirement benefit scheme of the Parent Company in respect of retirement benefits (note 42).

Transactions/balances with other state-controlled entities in the PRC

The Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government (“state-controlled entities”). In addition, the Group itself is part of a larger group of companies under the Parent Company which is controlled by the PRC government. Apart from the transactions with the Parent Company and its subsidiaries disclosed above, the Group also conducts business with other state-controlled entities. The directors consider those state-controlled entities are independent third parties so far as the Group’s business transactions with them are concerned.

Material transactions with other state-controlled entities are as follows:

	Year ended December 31,
	2007	2006	2005
	RMB’000	RMB’000	RMB’000
Trade sales	6,035,156	4,600,606	3,855,545

Trade purchases	1,056,959	1,568,658	1,607,729

Material balances with other state-controlled entities are as follows:

	At December 31
	2007	2006
	RMB’000	RMB’000
Amounts due from other state-controlled entities	339,979	345,914

Amounts due to other state-controlled entities	311,922	301,117

YANZHOU COAL MINING COMPANY LIMITED

40.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

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

Compensation of key management personnel

The remuneration of directors and other members of key management was as follows:

	Year ended December 31,
	2007	2006	2005
	RMB’000	RMB’000	RMB’000
Directors’ fee	403	373	342
Salaries, allowance and other benefit in kind	2,315	2,710	1,503
Retirement benefit scheme contribution	378	1,030	678

	3,096	4,113	2,523

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

41.	COMMITMENTS

	At December 31,
	2007	2006
	RMB’000	RMB’000
Capital expenditure contracted for but not provided in the consolidated financial statements in respect of acquisition of property, plant and equipment	322,271	1,221,884
Capital expenditure authorized but not contracted for in respect of development of new coal mines	747,339	600,000

	1,069,610	1,821,884

In accordance with the regulations of the State Administration of Work Safety, the Group has a commitment to incur RMB8 for each tonne of raw coal mined from May 1, 2004 which will be used for enhancement of safety production environment and improvement of facilities (“Work Safety Cost”). The unutilized Work Safety Cost at December 31, 2007 was RMB187,470,000 (2006: RMB30,208,000).

During 2006, the Company entered into a co-operative agreement with two independent third parties to establish a company for the operation of a coal mine to be acquired in Shaanxi province. In addition to the deposit referred to in note 29, the Company is committed to invest a further RMB78.8 million as at December 31, 2007.

YANZHOU COAL MINING COMPANY LIMITED

41.	COMMITMENTS - continued

Pursuant to the regulations issued by the Shandong Province Finance Bureau, the Group has to pay a deposit of RMB1,073 million to the relevant government authority, which secured for the environmental protection work done by the Company. As at December 31, 2007, deposit of RMB200 million were made and the Company is committed to further make security deposit of RMB874 million.

During 2007, the Broad of Directors approved the Company enter into an agreement with the Parent Company and Zhongcheng Trust and Investment LLC. to establish a company, with the proposed name of Yankuang Group Finance Company Limited (the “Investee”), which will engage in banking and financing business. The name and the activities of the Investee are subject to the approval by China Banking Regulatory Commission and other relevant government authorities. The Company has agreed to contribute RMB125 million from internal resources, which will account for 25% of the equity interest in the Investee. As of December 31, 2007, the procedures to establish the Investee are still in progress.

42.	RETIREMENT BENEFITS

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

Pursuant to the provision of Administrative Services for Pension Fund and Retirement Benefits Agreement entered into by the Company and the Parent Company on January 10, 2006, the monthly contribution rate is set at 45% of the aggregate monthly basic salaries and wages of the Company’s employees for the period from January 1, 2006 to December 31, 2008.

The amount of contributions paid to the Parent Company were RMB692,912,000, RMB640,620,000 and RMB522,650,000 for the years ended December 31, 2007, 2006, and 2005, respectively.

The Company’s subsidiaries are participants in a state-managed retirement scheme pursuant to which the subsidiaries pay a fixed percentage of its qualifying staff’s wages as a contribution to the scheme. The subsidiaries’ financial obligations under this scheme are limited to the payment of the employer’s contribution. During the year, contributions paid and payable by the subsidiaries pursuant to this arrangement were insignificant to the Group.

During the year and at the balance sheet date, there were no forfeited contributions which arose upon employees leaving the above schemes available to reduce the contributions payable in future years.

43.	HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the three years ended December 31, 2007, 2006 and 2005. Such expenses, amounting to RMB86,269,000, RMB86,200,000 and RMB37,200,000 for each of the three years ended December 31, 2007, 2006 and 2005 respectively, have been included as part of the social welfare and support services expenses summarized in note 40.

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

YANZHOU COAL MINING COMPANY LIMITED

44.	MAJOR NON-CASH TRANSACTION

During the year ended December 31, 2007, the Group acquired certain property, plant and equipment, of which RMB615,092,000 (2006: RMB442,536,000) have not yet been paid.