Form 20-F/A
period 2007-12-31
YANZHOU COAL MINING CO LTD
filed 2009-02-09
CIK 1048098

As filed with Securities and Exchange Commission on February 9, 2009

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

This Amendment to the Annual Report on Form 20-F for the year ended December 31, 2007, as filed with the U.S. Securities and Exchange Commission (the SEC) on June 26, 2008 (the Original Form 20-F) is being filed solely for the purpose of amending Item 15 within the Original Form 20-F to clarify and correct our disclosure with respect to the effectiveness of our internal controls over financial reporting as of December 31, 2007. We hereby replace Item 15 beginning on page 95 of the Original Form 20-F with the amended Item 15 included in this Amendment No. 1.

Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original Form 20-F or reflect any events that have occurred after the Original Form 20-F was filed on June 26, 2008.

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

Under the supervision of and with the participation of our general manager and our chief financial officer, our management has conducted its evaluation of the effectiveness of our Company’s internal control over financial reporting using the criteria in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management has concluded that, as of December 31, 2007, our Company’s internal control over financial reporting was not effective due to the material weaknesses described below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statement will be not prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2007, our management identified the following material weaknesses:

(1) We did not maintain a sufficient number of financial and accounting personnel who are sufficiently knowledgeable of financial reporting matters in accordance with IFRS and preparing our financial statements in accordance with the disclosure requirements under IFRS. This has resulted in a number of adjustments to our consolidated financial statements.

(2) We did not have a sufficient complement of personnel with adequately comprehensive accounting knowledge to address certain non-routine transactions. Non-routine transactions are activities that occur only periodically. A distinguishing feature of non-routine transactions is that data involved are generally not part of the routine flow of transactions. This was evidenced by the number of adjustments identified by our auditors in non-routine transactions such as the estimation of land subsidence costs, the calculation of deferred taxation, elimination for intercompany transactions, and the classification of current and non-current assets and liabilities.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu, has audited the financial statements included in this Annual Report and has issued an attestation report on pages F-2 to F-3 of this Annual Report on our Company’s internal control over financial reporting as of December 31, 2007.

Remediation and Changes in Internal Control over Financial Reporting

Since the discovery of material weaknesses in our internal control over financial reporting, we have implemented the following two remediation measures to address the above material weaknesses.

(1) We engaged third-party accounting professionals to provide IFRS consulting services and conduct regular reviews and evaluations of our accounting over the non-routine accounting and financial reporting matters described above.

(2) We enhanced the Company’s and our Subsidiaries’ training programs for accounting and finance personnel and recruited additional professional personnel with accounting and finance experience.

In addition to the remediation measures above, we made the following material change to our internal control over financial reporting to specifically address a significant deficiency that existed as of December 31, 2007. There was a lack of controls over safeguarding of coals purchased from third parties and kept in public harbors, as a result, management identified significant stock count deficit as of December 31, 2007. In June 2008, we implemented a set of procedures to enhance our inventory control over coal purchased from third parties, which included the establishment of standardized purchase intake and inventory audit processes, as well as provided incentives for the implementation of these procedures.

Our management has worked, and will continue to work to strengthen the Company’s internal controls over financial reporting.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YANZHOU COAL MINING COMPANY LIMITED
(Registrant)

Date: February 9, 2009	By:	/s/ YANG Deyu
	Name:	YANG Deyu
	Title:	General Manager