Form 20-F
period 2008-12-31
YANZHOU COAL MINING CO LTD
filed 2009-06-25
CIK 1048098

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-14714

[GRAPHIC APPEARS HERE]

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒                Accelerated filer  ☐                Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

This annual report contains “forward-looking statements”, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The terms “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will” and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to:

•	our business prospects;

•	future prices and demand for our products and demand for our customers’ products;

•	sales of our products;

•	the extent and nature of, and potential for, our future development;

•	estimates and recoverability of coal reserves;

•	production forecasts of coal;

•	trends in the coal industry and domestic and international coal market conditions;

•	the development of the methanol industry;

•	our ability to reduce costs and compete effectively;

•	future expansion plans and capital expenditures;

•	expected production capacity increases;

•	competition;

•	changes in legislation, regulations and policies;

•	estimates of proven and probable coal mine reserves;

•	future PRC tariff levels and export quotas for coal;

•	our research and development plans; and

•	our dividend policy.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties, which could cause actual results to differ materially from our historical results and expectations. These risks are described in further detail in the section entitled “Item 3. Key Information – Risk Factors.”

All of the forward-looking statements made in this annual report are qualified by this cautionary statement. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us, our business or operations. We caution you not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

DEFINITIONS AND SUPPLEMENTAL INFORMATION

As used in this annual report, references to “Yanzhou Coal” and “the Company” refer to Yanzhou Coal Mining Company Limited, on a stand-alone basis and do not include our subsidiaries that have been consolidated into our consolidated financial statements. Yanzhou Coal is a joint stock limited company incorporated under the laws of the PRC in 1997, with its H Shares, American Depositary Shares and A Shares listed on the Hong Kong Stock Exchange, the New York Stock Exchange and the Shanghai Stock Exchange, respectively.

“We”, “our”, “our Company” or “us” refers to Yanzhou Coal and its subsidiaries, which have been consolidated into the accounts of Yanzhou Coal for the purpose of the consolidated financial statements, unless the context indicates otherwise.

“Yankuang Group”, “Controlling Shareholder” or “Parent Company” refers to Yankuang Group Corporation Limited, a company with limited liability established under the laws of the PRC in 1996, (formerly known as Yanzhou Mining (Group) Corporation Limited). Yankuang Group controlled 52.86% of the Company’s total share capital as of the date of this annual report.

“Yulin Nenghua” refers to Yanzhou Coal Yulin Nenghua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2004 and a wholly owned subsidiary of the Company. Yulin Nenghua is mainly engaged in the operation of a 600,000 tonne methanol project and a supporting power plant in Shaanxi Province.

“Yushuwan Coal Mine Company” refers to Shaanxi Yushuwan Coal Mine Company Limited, a joint venture among the Company, Chia Tai Energy & Chemicals Company Limited and Yushen Coal Company Limited, of which we will hold a 41% equity interest. As of the date of this annual report, the establishment of Yushuwan Coal Mine Company was still pending review by regulatory authorities.

“Heze Nenghua” refers to Yanmei Heze Nenghua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2004 and a 96.67% non-wholly owned subsidiary of the Company.

“Shanxi Nenghua” refers to Yanzhou Coal Shanxi Nenghua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2002 and a wholly owned subsidiary of the Company. Shanxi Nenghua manages the Company’s investment projects in Shanxi Province.

“Tianchi Energy” refers to Shanxi Heshun Tianchi Energy Company Limited, a company with limited liability incorporated under the laws of the PRC in 1999 and an 81.31% non-wholly owned subsidiary of Shanxi Nenghua. Tianchi Energy is mainly engaged in the operation of Tianchi Coal Mine.

“Tianhao Chemicals” refers to Shanxi Tianhao Chemicals Company Limited, a joint stock company incorporated under the laws of the PRC in 2002 and a 99.85% non-wholly owned subsidiary of Shanxi Nenghua. Tianhao Chemicals is mainly engaged in the operation of a 100,000 tonne methanol project and a supporting power plant.

“Yancoal Australia” refers to Yancoal Australia Pty Limited, a company with limited liability incorporated under the laws of Australia in 2004 and a wholly owned subsidiary of the Company. Yancoal Australia is mainly engaged the management of the Company’s investment projects in Australia.

“Austar Company” refers to Austar Coal Mine Pty Limited, a company with limited liability incorporated under the laws of Australia in 2004 and a wholly owned subsidiary of Yancoal Australia Pty Limited. Austar Company is mainly engaged in the operation of Austar Coal Mine.

“Hua Ju Energy” refers to Shangdong Hua Ju Energy Company Limited, a joint stock company incorporated under the laws of the PRC in 2002 and a 74% non-wholly owned subsidiary of the Company. Hua Ju Energy operates six power plants that generate power utilizing coal gangue and coal slurry, by-products of our coal mining process.

“Railway Assets” refers to our railway network that we use to transport coal.

“Shares” refers collectively to our (i) domestic invested shares listed on the Shanghai Stock Exchange, par value RMB1.00 each (the “Domestic Shares” or “A Shares”), (ii) overseas listed foreign invested shares issued and traded in HK dollars and listed on the Hong Kong Stock Exchange, par value RMB1.00 each (the “H Shares”), and (iii) American Depositary Shares (the “ADSs”), each of which represented 50 H Shares up until the stock split on June 27, 2008 and now represent 10 H Shares.

“Promoter Shares” refers to the Domestic Shares held by our Controlling Shareholder.

“Directors” as used herein refer to our directors as discussed in Item 6 herein.

“Articles of Association” refers to our Articles of Association, as amended from time to time.

“Hong Kong Stock Exchange” refers to The Stock Exchange of Hong Kong Limited.

As used herein, “Eastern China” refers collectively to Shandong Province, Jiangsu Province, Anhui Province, Zhejiang Province, Fujian Province, Jiangxi Province and Shanghai municipality and “Southern China” refers to Guangdong Province and Hunan Province and Guangxi autonomous region.

“PRC Government” or “State” means the central government of the People’s Republic of China (the “PRC” or “China”), including all political subdivisions (including provincial, municipal and other regional or local governmental entities) and instrumentalities thereof.

“Tonne” means metric tonne, which is equivalent to 1,000 kilograms or approximately 2,205 pounds.

“Ex-mine” refers to an arrangement for the sale of coal where the seller delivers coal at the coal mine and the buyer is responsible for arranging and bearing the related costs and expenses of transporting the coal from the mine.

Certain mining terms used in this annual report are defined in the “Glossary of Mining Terms”, which was included as Appendix B to our registration statement on Form F-l that we filed with the U.S. Securities and Exchange Commission. A copy of the “Glossary of Mining Terms” may be obtained upon written request to the Company.

EXCHANGE RATES

Unless otherwise specified, references in this annual report to “U.S. dollars” or “US$” are to United States dollars, references to “HK dollars” or “HK$” are to Hong Kong dollars, references to “AUD” are to Australian dollars and references to “RMB” are to Renminbi, the lawful currency of the PRC. Our financial statements are denominated in RMB and, except as otherwise stated, all monetary amounts in this annual report are presented in RMB.

Solely for your convenience, certain items in this annual report contain translations of Renminbi amounts into U.S. dollars, which have been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2008 of US$1.00 = RMB6.8225. No representation is made that the Renminbi amounts could have been or could be converted into U.S. dollars at that rate, or at all.

SPECIAL NOTE ON OUR FINANCIAL INFORMATION

We make an explicit and unreserved statement of compliance with International Financial Reporting Standards (“IFRS”) with respect to our consolidated financial statements as of December 31, 2007 and 2008 and for the three years ended December 31, 2008 included in this annual report. Deloitte Touche Tohmatsu, our independent registered public accounting firms for fiscal year 2006 and fiscal year 2007, and Grant Thornton, our independent registered public accounting firm for fiscal year 2008, respectively, have issued an auditor’s report on our financial statements prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”).

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

Historical Financial Data

The following selected consolidated data was derived from our balance sheet, income statement and cash flow statement as of and for the years ended December 31, 2004, 2005, 2006, 2007 and 2008. You should read this financial data together with the audited financial statements included elsewhere in this annual report. Unless otherwise indicated, the financial statements are prepared and presented in accordance with IFRS, as issued by the IASB.

	As of and for the Year Ended December 31,
	2004	2005	2006	2007	2008	2008
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions except per Share and per ADS data)
INCOME STATEMENT DATA
Total revenue	11,977.8	12,447.0	12,944.0	15,110.5	24,903.1	3,650.1
Gross sales of coal	11,757.1	12,283.6	12,783.6	14,906.7	24,557.5	3,599.5
Railway transportation service income	220.8	163.4	160.4	203.7	247.2	36.2
Gross sales of electricity power	—	—	—	—	59.8	8.8
Gross sales of methanol	—	—	—	—	38.6	5.7
Transportation costs of coal	(1,402.7)	(930.1)	(936.6)	(549.8)	(508.7)	(74.6)
Cost of sales and service provided	(4,551.7)	(5,288.6)	(6,190.1)	(7,331.9)	(11,816.8)	(1,732.0)
Cost of electricity power	—	—	—	—	(88.3)	(12.9)
Cost of methanol	—	—	—	—	(37.8)	(5.5)

Gross profit	6,023.4	6,228.3	5,817.3	7,228.7	12,451.5	1,825.1
Selling, general and administrative expenses	(1,479.9)	(1,918.8)	(2,230.1)	(2,854.7)	(3,832.0)	(561.7)
Share of loss of an associate	—	—	—	(2.4)	(67.4)	(9.9)
Other income	165.7	135.0	165.8	198.9	351.5	51.5
Interest expense	(35.9)	(24.6)	(26.3)	(27.2)	(38.4)	(5.6)

Profit before income taxes	4,673.3	4,420.0	3,726.6	4,543.3	8,865.2	1,299.4
Income taxes	(1,518.8)	(1,538.0)	(1,354.7)	(1,315.5)	(2,385.6)	(349.7)
Profit for the year	3,154.6	2,881.9	2,372.0	3,227.8	6,479.6	949.8

Profit attributable to our equity holders	3,154.3	2,881.5	2,373.0	3,230.5	6,448.9	945.2
Earnings per Share	0.66	0.59	0.48	0.66	1.32	0.19
Earnings per ADS(1)	6.65	5.86	4.82	6.56	13.19	1.93
Operating income per Share before income tax	0.99	0.90	0.76	0.92	1.80	0.26
Profit from continuing operation per ADS before income tax(1)	9.93	9.04	7.58	9.24	18.02	2.64

CASH FLOW DATA
Net cash provided by operating activities	4,418.4	3,939.3	3,767.2	4,558.6	7,095.5	1040.0
Net cash used in investing activities	(2,300.8)	(2,262.5)	(3,625.5)	(3,790.9)	(2,091.5)	(306.6)
Net cash (used in) provided by financing activities	1,075.4	(1,009.3)	(1,291.5)	(1,018.7)	(921.7)	(135.1)

BALANCE SHEET DATA
Current assets	8,319.6	10,951.1	9,871.9	9,908.2	14,994.4	2,197.8
Current liabilities	2,545.1	3,429.0	3,828.0	4,099.5	5,297.0	776.4
Net current assets	5,774.5	7,522.1	6,043.9	5,808.7	9,697.4	1,421.4
Property, plant and equipment, net	8,537.2	9,318.5	12,139.9	13,524.6	14,149.4	2,073.9
Total assets	18,336.7	21,254.4	23,458.7	26,187.4	32,338.6	4,740.0
Long-term bank borrowing	200.0	—	330.0	258.0	176.0	25.8
Equity attributable to our equity holders	15,523.8	17,618.6	18,931.8	21,417.5	26,755.1	3,921.6

DIVIDEND PER SHARE
A and H Shares	0.16	0.26	0.22	0.20	0.17	0.02
ADS(1)	1.60	2.60	2.20	2.00	1.70	0.25

(1)	Effective in June 2008, the Company’s ADS ratio was changed from one ADS representing 50 H Shares to one ADS representing 10 H Shares. The comparative figures of all periods presented have been adjusted accordingly.

Number of Shares Outstanding

	As of December 31,
	2004	2005	2006	2007	2008
A Shares	1,850,000,000	2,960,000,000	2,960,000,000	2,960,000,000	2,960,000,000
H Shares	1,224,000,000	1,958,400,000	1,958,400,000	1,958,400,000	1,958,400,000
ADS(1)	565,894	1,845,974	5,461,179	3,338,368	18,919,105

(1)	Effective in June 2008, the Company’s ADS ratio was changed from one ADS representing 50 H Shares to one ADS representing 10 H Shares.

Exchange Rate Information

The following table sets forth, for the periods indicated, the noon buying rates for U.S. dollars in New York as certified for customs purposes by the Federal Reserve Bank of New York expressed in Renminbi per U.S. dollar:

	Noon Buying Rate
Period	Period End	Average(1)	High	Low
	(expressed in RMB per US$)

2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
December	6.8225	6.8539	6.8842	6.8225
2009
January	6.8392	6.8360	6.8403	6.8225
February	6.8395	6.8363	6.8470	6.8241
March	6.8329	6.8360	6.8438	6.8240
April	6.8180	6.8306	6.8361	6.8180
May	6.8278	6.8235	6.8326	6.8176
June (through June 19, 2009)	6.8360	6.8337	6.8371	6.8264

(1)

Determined by averaging the rates on the last business day of each month during the respective period, except for monthly averages, which are determined by averaging the rates on each business day of the month.

On June 19, 2009, the noon buying rate was US$1.00 = RMB6.8360.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable

D.	Risk Factors

Our business and results of operations depend on the volatile domestic and international coal markets.

As substantially all of our revenue is derived from the sales of coal, our business and operating results depend on domestic and international supply and demand for coal. The domestic and international coal markets are cyclical and have historically experienced pricing volatility, which reflect, among other factors, the conditions of the PRC and global economy and demand fluctuations in key industries that have high coal consumption. Difficult economic conditions have resulted in lower coal prices, which in turn affect our operational and financial performance. The average selling price of our coal products was RMB341.8, RMB409.0 and RMB640.2 per tonne in 2006, 2007 and 2008, respectively. Since reaching record high levels in 2008, domestic coal prices have fallen due to weakening demand as a result of the global economic downturn. We expect our 2009 average selling prices for coal to be lower than our 2008 averages and cannot assure you that we will reach the same level of profitability as in 2008.

The domestic and international coal markets are affected by supply and demand. The demand for coal is primarily affected by the global economy and the performance of power generation, chemical, metallurgy and construction materials industries. In addition, the availability and prices of alternative sources of energy to coal, such as natural gas, oil, hydropower and nuclear power as well as international shipping costs also affect demand for coal. The supply of coal, on the other hand, is primarily affected by the geographical location of coal reserves, the transportation capacity of coal transportation railways, the volume of domestic and international coal supplies and the type, quality and price of competitors’ coal. Developments in the international coal market may adversely affect our export sales and future operational results. A significant increase in global coal supply or reduction in coal demand for our coal by foreign or domestic electricity generation or metallurgy industries may have an adverse effect on coal prices, which in turn, may reduce our profitability and adversely affect our business and results of operations.

Our business and profitability are affected by global economic conditions.

The current global financial crisis and economic downturn have adversely affected economies and businesses around the world, including in China. Due to the global economical downturn and a decrease in consumer demand, the economic situation in China has been quite severe since the second half of 2008. This change in the macro-economic conditions has and is expected to continue to have an adverse impact on our business and operations. Coal prices and margins are likely to remain lower than in previous year due to reduced demand. We have experienced pricing pressure on our coal products, which has an adverse effect on our profitability. These factors may also lead to intensified competition for market share and available margin. The financial and economic situation may have a negative impact on third parties suppliers and customers. Any of these factors may affect our results of operations, financial condition and cash flow.

Our business is dependent on our major customers.

Since 2004, Huadian Power International Corporation Limited (“Huadian International”) has been our largest customer. We supplied 4.9 million, 5.4 million and 8.8 million tonnes of coal to Huadian International in 2006, 2007 and 2008, respectively, which represented 14.2%, 15.5% and 23.3% of our sales volume in the same periods, respectively. Substantially all of Huadian International’s coal purchases were supplied to Zouxian Electric Power Plant (“Zouxian Power Plant”). The portion of our coal sales, conducted through Huadian International, to Zouxian Power Plant accounted for 11.3%, 12.1% and 12.9% of our net sales of coal in 2006, 2007 and 2008, respectively.

Zouxian Power Plant used approximately 11.8 million tonnes of coal in 2008. We estimate that we supplied approximately 92.9%, 60.8% and 57.3% of Zouxian Power Plant’s coal requirement in 2006, 2007 and 2008, respectively. We believe we will remain the principal coal supplier to Zouxian Power Plant because (i) our geographic proximity to Zouxian Power Plant, (ii) our railway network is the only network with direct access to Zouxian Power Plant and (iii) Zouxian Power Plant’s boilers have been custom designed to use the type of coal that we produce. Because purchases by Zouxian Power Plant compose a large portion of our revenue, any adverse developments at Zouxian Power Plant could adversely affect our results of operations.

Our business is dependent on short-term sales contracts and letters of intent.

Approximately 87.3%, 86.9% and 87.5% of our sales in 2006, 2007 and 2008, respectively, were derived from sales contracts or letters of intent. These sales contracts and letters of intent generally specify the quantity and delivery schedule of purchases for a term generally not exceeding one year. Coal prices under the letters of intent are generally determined subsequently at the time of sale to reflect prevailing market prices. A decline in coal prices at the time of actual sale would have an immediate and adverse impact on our results of operations. An omission of a material term may make a letter of intent unenforceable.

Historically, we and our customers have carried out a significant majority of the transactions contemplated under the letters of intent we enter into. However, a sudden and significant increase in the proportion of unperformed letters of intents or unrealized sales could have a material adverse impact on our results of operations. Furthermore, any changes in regulations, cost or availability of labor, raw materials or shipping and foreign exchange rates during the period between the formation and performance of these letters of intent may affect our ability to perform a contract or the contract’s profitability.

Our products may be subject to governmental price control measures, which may adversely affect our profitability.

The PRC Government has implemented a series of measures to overhaul historical price and supply controls with the aim to encourage market practices. In 2008, the PRC Government continued its efforts to encourage market-based negotiations and to bring thermal coal prices in line with market prices. The National Development and Reform Commission (“NDRC”) issued a notice in December 2008 reaffirming that coal prices should continue to be set by market pricing mechanisms and be determined based on the negotiations of suppliers and consumers that reflect supply and demand, resource scarcity and the external costs of coal production. Despite the increasing market-orientation of the PRC coal market, our operations continue to be subject to price-control risks. The PRC Government has historically intervened in the market when market prices fluctuate excessively to regulate supply.

To ensure uninterrupted power generation at power plants during the peak season for electricity demand, the NDRC imposed price caps on coal prices twice in the summer of 2008. Similarly the provincial governments of Shandong and Shaanxi implemented temporary measures to control the supply of thermal coal such as the enforcement of coal supply contracts, mandatory increases in coal supply and price moratoriums.

Even though the above temporary measures had all been abolished as of the December 31, 2008, we cannot assure you that PRC government agencies will not intervene in the domestic coal market in the future, which may have a negative impact on our operations, pricing and profitability.

We rely on the PRC’s railway transportation system to deliver our products.

We rely on the PRC national railway system and our railway network to delivery coal to our customers. Approximately 50.2%, 37.3% and 32.9% of our total net sales of coal in 2006, 2007 and 2008, respectively, were derived from sales of coal that were transported on the PRC national railway system (excluding sales to Zouxian Power Plant, which were transported exclusively on our own railway network). The limited transportation capacity of the national railway system is not sufficient to meet domestic coal transportation requirements. Even though, our domestic customers are mainly located in Eastern China, where the railway system is relatively more advanced than other parts of the PRC, our delivery can potentially be affected. In addition to railway systems, we use major coal shipping ports along the eastern coast of China to ship coal to customers located in the coastal region of China and overseas. We cannot assure you that we will continue to secure sufficient railway and port capacity to deliver our coal or that we will not experience any material delays in deliveries or substantial increases in transportation costs as a result of insufficient rail capacity.

The coal reserve data in this annual report are only estimates.

Our coal reserve data are only estimates, which may differ materially from actual reserves. Our reserve estimates may change substantially if new information becomes available. There are inherent uncertainties in estimating reserves, which require the consideration of a number of factors, assumptions and variables, which may be beyond our control and cannot be ascertained despite due investigation. Our actual results of operations may differ materially from our long-term business and operational plans, which are based on our coal reserve estimates. We cannot assure you that we will not adjust our coal reserve estimates downward in the future, and in such event, our production and the useful life of our mines may be materially and adversely affected.

Competition in the PRC and the international coal industry is intensifying, and we may not be able to continue to compete effectively.

We face competition in all aspects of our business, including pricing, production capacity, coal quality and specifications, transportation capacity, cost structure and brand recognition. Our coal business competes in the domestic and international markets with other large domestic and international coal producers. Ongoing consolidation in the PRC coal industry has increased the level of competition in our industry. Our competitors may have stronger financial, marketing, distribution and other resources than we do and have brand names with wider recognition in the domestic and international markets.

We may not be able to remain as competitive if changes or developments in the market weaken our existing competitive advantages. The quality of our coal products positions us favorable against our competitors. However, we cannot assure you that quality improvements by our competitors will not erode this advantage. We also cannot assure you that continual improvements in China’s transportation infrastructure, particularly the national railway transportation network, will not diminish our geographic advantage of being located in Eastern China, where coal demand is the strongest in China. We believe that we have competed favorably on transportation capacity and delivery costs. Our principal competitors are located predominately in Shanxi Province, Shaanxi Province and the Inner Mongolia Autonomous Region, where there are occasional rail capacity shortages and significant costs that have to be incurred to transport coal from these regions to Eastern China. However, the PRC Government has and plans to continue to construct additional railways to transport coal from northern and northwestern China to Eastern China. The completion of these railway projects may increase the supply of coal that can be delivered to customers in Eastern China, which may have a material adverse impact on our results of operations.

Our results of operations depend on our ability to acquire or develop new coal mines or coal reserves.

The recoverable coal reserves in our existing mines decline as we produce coal. As our ability to significantly increase our production capacity at existing mines is limited, our ability to increase our coal production will depend on increasing the production of our recently developed coal reserves and acquiring new mines, and to a lesser extent, the expanding our existing coal mines.

We acquired Jining III Coal Mine and Southland Colliery in 2001 and 2004, respectively. In 2005, we acquired 95.67% of the equity interest in Heze Nenghua, followed by the grant of the mining rights of Zhaolou Coal Mine through Heze Nenghua in May 2008. Zhaolou Coal Mine commenced production in March 2009. In February 2007, our Company increased our equity interest in Shanxi Nenghua from 98% to 100%, by acquiring the 2% equity interest that was previously held by Lunan Fertilizer Plant of Yankuang Group. Shanxi Nenghua owns Tianchi Coal Mine, which commenced operations in November 2006. We are also in the process of establishing an associate company for a coal mining project in Yushuwan, Shaanxi Province.

The acquisition of new mines by PRC coal companies, either within China or overseas, and the procurement of related licenses and permits are subject to the PRC Government approval. Delays in securing or failure to secure relevant PRC Government approvals, licenses or permits, as well as any adverse change in government policies may hinder our expansion plans, which may materially and adversely affect our profitability and growth prospects. In connection with overseas acquisitions and expansion, we may encounter challenges due to our unfamiliarity with local laws and regulations, suffer foreign exchange losses on overseas investments or face political or regulatory obstacles to acquisitions. We cannot assure you that our overseas expansion or investments will be successful.

We cannot assure you that we will be able to continue to identify suitable acquisition targets or acquire these targets on competitive terms and in a timely manner. We may not be able to successfully develop new coal mines or expand our existing ones in accordance with our development plans or at all. Failure to successfully acquire suitable targets on competitive terms, develop new coal mines or expand our existing coal mines could have an adverse effect on our competitiveness and growth prospects.

Our operations may be affected by uncertain mining conditions.

As with all underground mining operations, our operations are affected by certain risks inherent in mining, such as rock and roof falls, deterioration in the quality or variations in the thickness of faults and coal seams, methane gas, water discharge, spontaneous combustion, gaseous ignition and other mining hazards. Additionally, we are exposed to operational risks associated with industrial or engineering activities, such as maintenance problems or equipment failures. Although we conduct geological investigations on mining conditions and adapt our mining plans to address the mining conditions at each mine, we cannot assurance you that adverse mining conditions would not endanger our workforce, increase our production costs, reduce our coal output or temporarily suspend our operations.

Underground mining is also subject to certain risks such as fires and explosions from methane gas or coal dust, roof collapses and ground falls. We cannot assure you that the occurrence of such events or conditions would not have a material adverse impact on our business and results of operations.

We may suffer losses resulting from industry-related accidents and lack of insurance to cover these accidents.

Our coal mines and operating facilities may be damaged by water, gas, fire or cave-ins due to unstable geological structures. Like other coal mining companies, we have experienced accidents that have resulted in property damage and personal injuries. Although we have implemented safety measures for our production facilities and provide occupational safety training for our employees, there can be no assurance that industry-related accidents will not occur. We regularly contribute to our work injury insurance fund that compensates employees who sustain work injuries.

Consistent with what we believe to be customary practice among PRC enterprises, we do not currently maintain fire, casualty or other property insurance for our properties, equipment or inventories, other than for our vehicles.

We may be required to allocate additional funds for land subsidence.

Underground mining may cause the land above underground mining sites to subside. Before the commencement of mining, we may relocate inhabitants in areas surrounding our mining sites, or we may compensate the inhabitants for any property losses or damages after mining. PRC regulations require us to set aside provisions to cover the costs associated with land subsidence, restoration, rehabilitation and environmental protection. An estimated provision is deducted as an expense in our income statement based on the amount of coal actually extracted.

In 2008, RMB2,938.4 million of our provision for land subsidence, restoration, rehabilitation and environmental protection was deducted as an expense. We significantly increased our provision for these costs in 2008 mainly because government policy changes increased the basis of calculating compensation and reclamation costs to reflect rising income levels and costs. Government policy changes also enlarged the area surrounding mining sites that is subject to reclamation. The provision for land subsidence, restoration, rehabilitation and environmental costs is determined by our directors based on past occurrences of land subsidence. However, the provision is only an estimate and may be adjusted to reflect the actual effects of our mining activities on the land above our mining sites. Therefore, there can be no assurance that such estimates are accurate or that our land subsidence, restoration, rehabilitation and environmental costs will not substantially increase in the future or that the PRC Government will not impose new fees in respect of land subsidence, the occurrence of any of which could have a material adverse effect on our results of operations.

Our business operations may be adversely affected by present or future environmental regulations.

As a PRC coal producer, we are subject to significant, extensive and increasingly stringent environmental protection laws and regulations. These laws and regulations:

•	impose fees for the discharge of waste substances;

•	require provisions for reclamation and rehabilitation;

•	impose fines for serious environmental offenses; and

•	authorize the PRC Government to close any facility that it determines has failed to comply with environmental regulations and suspend any coal operations that cause excessive environmental damage.

Our coal mining operations produce waste water, gas emissions and solid waste materials. The PRC Government has tightened enforcement of applicable laws and regulations and adopted more stringent environmental standards. Similarly, our Australian operations are subject to Australia’s stringent environmental regulations. Our budgeted amount for environmental regulatory compliance may not be sufficient, and we may need to allocate additional funds for this purpose. If we fail to comply with current or future environmental laws and regulations, we may be required to pay penalties or fines or take corrective actions, any of which may have a material adverse effect on our business operations and financial condition.

In addition, China is a signatory to the 1992 United Nations Framework Convention on Climate Change and the 1997 Kyoto Protocol, which are intended to limit greenhouse gas emissions. On March 14, 2006, the PRC Government released the outline of the Eleventh Five-Year Plan for National Economic and Social Development, which sets goals to decrease the amount of energy consumed per unit of GDP by 20 percent and to reduce the emission of certain major pollutants by ten percent. If efforts to reduce energy consumption and control greenhouse gas emissions reduce coal consumption, our revenue would decrease and our business would be adversely affected.

We face pricing volatility and intense competition in our methanol operations.

We have invested in and commenced the limited production of coal-based methanol at Tianhao Chemicals for domestic sale in September 2008, as well as trial production at Yulin Nenghua in December 2008. The methanol business is a competitive commodity industry with dynamic supply and demand fundamentals. After a number of years of high demand growth that resulted in supply shortage in 2007, the PRC methanol market slowed sharply towards the second half of 2008 and is currently negatively affected by overcapacity and weak demand from major downstream markets. We expect the PRC methanol market to experience oversupply for the next few years. Methanol prices have historically been, and are expected to continue to be, characterized by significant cyclicality. As of May 2009, PRC benchmark methanol prices fell to around RMB1,970 per tonne from record highs of RMB4,170 per tonne in 2008, representing a 52.8% decrease. We expect our methanol prices to be affected by a number of factors, including, but not limited to:

•	global and domestic methanol production;

•	global energy prices;

•	methanol plant utilization rates, capacity additions and shut downs;

•	global economic conditions;

•	our cost structure and product quality;

•	compliance costs and environmental risks; and

•	foreign competition from low cost methanol producers which may have greater resources.

As of the end of 2008, we had a total methanol production capacity of 700,000 tonnes. As with developing any new business, we may not progress as planned and may face unexpected obstacles in addition to the anticipated challenges presented by inexperience and market entry barriers. For example, due to the closure of Tianhao Chemicals’ sole supplier of coke oven waste gas, which was delivered through a transmission pipeline that connects our methanol plant with the supplier’s, we temporarily suspended methanol production at Tianhao Chemicals and have not resumed operations as of the date of this annual report. In 2008, our operations at Tianhao Chemicals sustained at a lost of RMB59.1 million compared with our profit of RMB 6,479.6 million for the year. We cannot assure you if Yulin Nenghua will continue to procure raw materials at acceptable terms or if Tianhao Chemicals’ operations will be affected or even suspended because of a raw material shortage.

If our projections for the domestic methanol market prove incorrect or if we are unable to otherwise compete effectively, we may not recover the capital and resources we have already invested in our methanol operations. In that event, our business and profitability will be adversely affected.

Our electric power business is heavily regulated, which may affect our results of operations.

We generated RMB59.8 million of revenue from electric power sales, which represented a small percentage of our total revenue in 2008. The significant majority of electricity that we produce is intended for our own use and only a small portion will be sold. To the extent that we do sell electricity, government management of grid power prices, the price at which power grid operators purchase electricity from power plants, may reduce our profitability and adversely affect our results of operations.

The operation of coal-fired power plants is subject to increasingly stringent emission standards of the PRC government, which will set new standards for air pollutant emission in 2010 under the Emission Standard of Air Pollutants for Thermal Power Plants. As a result, our compliance costs will likely increase. As a result of the foregoing, we may experience delays or failure to realize the expected benefits from our acquisition and not realize a full return on our investment.

PRC quotas for coal exports may adversely affect the level of our coal export sales.

Our export sales (not including the sales by Yancoal Australia) accounted for 19.5%, 4.3% and 0.8% of our net sales of coal in 2006, 2007 and 2008, respectively. Since 2004, the NDRC and the Ministry of Commerce sets an annual export quota for domestic coal producers and allocate the quota among authorized coal exporters. The announcement of the export quota available for each fiscal year must be made no later than October 31st of the prior year. After the export quota has been announced, the NDRC and the Ministry of Commerce will begin accepting written applications from authorized coal exporters for an allocation of the following year’s quota.

Our export agents have historically received an allocation of the export quota sufficient to satisfy our export volume. However, we are unable to predict what impact, if any, the export quota may have on the level of our export coal sales in 2009 and later years. In 2006, 2007 and 2008, our export sales of coal (not including the sales by Yancoal Australia) accounted for approximately 9.9%, 3.2%, and 0.7% respectively, of the PRC’s total coal export. If the quota for national coal exports is reduced, the level of our export sales in future periods could be affected, which in turn could adversely affect our results of operations.

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

As of December 31, 2008, our Controlling Shareholder, Yankuang Group, owned 52.86% of our outstanding shares and exerts significance influence over us. We may continue to enter into a number of connected transactions with Yankuang Group. Pursuant to the regulations of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on continuing connected transactions, we complete the necessary review and approval procedures before entering into continuing connected transactions. From 2006 to 2008, we had six continuing connected transaction agreements, including the Provision of Materials and Water Supply Agreement, Provision of Electricity Agreement, Provision of Labor and Services Agreement, Provision of Equipment Maintenance and Repair Works Agreement, Provision of Products and Services Agreement and Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement. In the fourth quarter of 2008, we approved the amendment and renewal of five continuing connected transactions (the “New Continuing Connected Transactions”), taking care to ensure that the transaction amount for each of these agreements stayed within approved annual limits. For details on the agreements for the New Continuing Connected Transactions, see “Item 7. — Major Shareholders and Related Party Transaction”. Any material financial or operational developments experienced by the Controlling Shareholder which lead to the disruption of its operations or impairs its ability to perform the continuing connected transactions could materially affect our operations and future prospects.

Our operations are affected by a number of risks relating to the PRC.

A significant majority of our assets and operations are located in the PRC, as such, we are subject to a number of risks relating to the PRC, including, but not limited to, the following:

•

The central and local governments of the PRC have historically supported the development of the PRC coal industry and the continued operation of certain coal producers. A change in current policies that are favorable to us may adversely affect our operational flexibility and our ability to expand our business operations or increase our profitability.

•

Under current PRC regulatory requirements, the capital expenditure we allocate to develop new coal mine projects must be approved by the PRC Government. Failure to obtain timely approvals for our projects may adversely affect our business plans and operating results.

•

Since 1997, the PRC Government has promulgated a series of laws and regulations to stimulate the overall development of the PRC economy. Despite efforts to develop the PRC legal system, it is continuously evolving and the enforcement and interpretation of certain laws remains uncertain. In addition, interpretation of statutes and regulations may be influenced by evolving government policies and political change.

•

On July 21, 2005, China adopted a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on supply and demand with reference to a basket of currencies. Fluctuations in exchange rates may adversely affect the value of our net assets, earnings and any declared dividends when translated or converted into U.S. dollars or Hong Kong dollars. RMB fluctuations mainly affect (a) our income from exports denominated in foreign currencies, (b) the conversion of foreign currency deposits, and (c) the import cost of equipment and fittings.

•

The PRC Government will continue to reform the PRC economic system. A number of reforms are unprecedented or experimental and may be subject to refinement and adjustments. We may be directly affected by these reforms or indirectly affected by changes in political, economic and social factors that result from these reform measures. Our operating results may be adversely affected by changes in the PRC’s economic and social conditions and by changes in the PRC Government policies including, but not limited to, changes in laws and regulations (or the interpretation thereof) related to inflation control, economic stimulus policies, tax policies and rates, currency conversion restrictions and tariffs and other import restrictions.

•

A new Labor Contract Law of the PRC became effective on January 1, 2008, which imposes more stringent requirements for signing labor contracts, paying remuneration, stipulating probation and penalties and terminating labor contracts. We cannot assure you that efforts taken to comply with the requirements of this new Labor Contract Law will not adversely affect our business or operations.

We are exposed to fluctuations in exchange rates.

We face risks stemming from currency exchange fluctuation between the Australian dollar and U.S. dollar because our export sales are denominated in U.S. dollars but our operations in Australia incur costs and expenses in Australian dollars. An appreciation of the Renminbi against the U.S. dollar may similarly reduce the value of our export sales, and a depreciation of the Renminbi would increase our costs of importing equipment and components.

In 2008, we entered into forward foreign exchange contracts to buy Australian dollars at a specified rate to manage the currency risks of forecasted sales denominated in U.S. dollars. As of December 31, 2008, the fair value liability of our forward contracts was approximately RMB29.4 million as a result of the Australian dollar’s depreciation. We cannot assure that our hedging arrangement will be effective or that our results of operations will be not negatively affected by exchange fluctuations.

Our coal operations are extensively regulated by the PRC Government and government regulations may limit our activities and adversely affect our business operations.

Our coal operations, like other PRC energy companies, are subject to extensive regulation by the PRC Government. National governmental authorities, such as the National Development and Reform Commission, the Ministry of Environmental Protection, the Ministry of Land and Resources, the State Administration of Coal Mine Safety and the State Bureau of Taxation, as well as corresponding provincial and local authorities and agencies exercise extensive control over the mining and transportation (including rail and sea transport) of coal in China. Oversight from these authorities and agencies may affect, among others, the following aspects of our operations:

•	the use and grant of mining rights;

•	rehabilitation of mining sites and surrounding areas;

•	mining recovery rates;

•	pricing of our coal transportation services;

•	taxes and fees for our industry and levies imposed by government authorities from time to time;

•	application of capital investments;

•	export quotas and procedures;

•	pension fund appropriations;

•	preferential tax treatment; and

•	environmental and safety standards.

As a result of regulatory oversight, our ability to execute our business strategies or to carry out or expand our business operations may be restricted. We may experience substantial delays in obtaining regulatory approvals, permits and licenses for our business operations. Our business may also be adversely affected by future changes in the PRC Government’s regulations and policies that affect the coal industry. The adoption of new legislation or regulations, or the new interpretation of existing legislation or regulations, may materially and adversely affect our operations, our cost structure or product demand. The occurrence of any of the foregoing may cause us to substantially change our existing operations or incur significant compliance costs.

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

In January 1999, we were approved by the Minister of Foreign Trade and Economic Cooperation, the predecessor of the Ministry of Commerce, to convert from a joint stock company with limited liability to a Sino-foreign joint stock company with limited liability under the Company Law and the Sino-Foreign Joint Venture Law of the PRC. Our H Shares accounted for 39.82% of our total outstanding shares as of December 31, 2008.

Our contact information is:

• Business address	:	298 Fushan South Road Zoucheng, Shandong Province People’s Republic of China

• Telephone number	:	(86) 537 538 2319

• Website	:	www.yanzhoucoal.com.cn/english/index.asp

We primarily engage in the underground mining, preparation and sale of coal as well as the railway transportation of coal. We believe we were one of the largest coal producers in Eastern China in 2008.

In 2008, we produced approximately 36.1 million tonnes of raw coal, including 33.1 million tonnes by the Company, 1.1 million tonnes by Shanxi Nenghua and 1.9 million tonnes by Yancoal Australia. We sold 37.6 million tonnes of coal in 2008, of which 32.4 million tonnes was produced and sold by the Company and 2.6 million tonnes was sales of coal that we had purchased from other coal producers for resale. In the same year, Yancoal Australia sold 1.5 million tonnes of coal, and Shanxi Nenghua sold 1.1 million tonnes of coal. In 2008, our overseas coal sales volume was 1.8 million tonnes of coal, including approximately 0.3 million tonnes of export sales by the Company and 1.5 million tonnes of coal sales by Yancoal Australia.

The Company has six coal mines located in Shandong Province: Nantun, Xinglongzhuang, Baodian, Dongtan, Jining II and Jining III (collectively, the “Six Coal Mines”), which commenced production in 1973, 1981, 1986, 1989, 1997 and 2000, respectively. As of December 31, 2008, the Six Coal Mines had an estimated collective in-place proven and probable reserve base of approximately 1,866.0 million tonnes. The reserves of Yancoal Australia’s Austar Coal Mine, Shanxi Nenghua’s Tianchi Coal Mine and Heze Nenghua’s Zhaolou Coal Mine are not included in this estimate. Yancoal Australia and Shanxi Nenghua commenced production in the fourth quarter of 2006 and held recoverable reserves of approximately 48.0 million tonnes and 28.5 million tonnes of coal, respectively, as of December 31, 2008. Zhaolou Coal Mine commenced production in March, 2009 and held an estimated recoverable coal reserve of approximately 106.0 million tonnes as of December 31, 2008.

We have successfully developed and introduced into our operations a full set of equipment that is capable of comprehensive mechanized caving processes designed to extract coal from medium to thick coal seams. The technology content of this patented mechanized caving method meets leading international technology standards. We intend to continue to improve our proprietary caving method for our internal use and for third party licensing.

The significant costs of transporting coal make the location of coal mines a significant competitive factor. We believe that the proximity of our mines to key customers enhance our competitiveness. The location of our mines positions us for long-term growth given the rapid economic growth of Eastern China region, the insufficient supply of regionally produced coal and the substantial costs involved in transporting coal from other major coal-producing provinces such as Shaanxi Province, Shanxi Province and Inner Mongolia Autonomous Region to Eastern China. Our net sales of coal represents our invoiced value of coal sold with deductions for returns, discounts, sales taxes, port fees and various miscellaneous fees relating to a sale, as well as transportation costs if the invoiced value includes transportation costs charged to our customers. In 2006, 2007 and 2008, we generated 55.2%, 64.3% and 61.7%, respectively, of our total net sales of coal from sales from customers within Shandong Province. Our largest end customer, Zouxian Power Plant of Huadian International, accounted for 11.3%, 12.1% and 12.9% of our total net sales of coal in 2006, 2007 and 2008, respectively. Net sales to customers located in the rapidly growing Yangtze Delta region, which encompasses Shanghai Municipality, Jiangsu Province and Zhejiang Province, composed13.8%, 13.3% and 10.3% of our total net sales of coal in 2006, 2007 and 2008, respectively. Our overseas sales, which include the export sales of the Company and the sales of Yancoal Australia, accounted for 20.7%, 8.9% and 7.1% of our total net sales of coal in 2006, 2007 and 2008, respectively.

The coal reserve base of the Six Coal Mines primarily consists of premium quality, low-sulphur coal, which is capable of yielding a processed coal product with an ash content as low as 7%. Our other coal mines, Austar Coal Mine, Tianchi Coal Mine and Zhaolou Coal Mine, produce semi-hard coking coal, steam coal and  1 /3 coking coal, respectively. We primarily sell thermal coal, which is suitable for power generation, as well as semi-soft coking coal and pulverized coal, which are used in metallurgical production. Our primary customers include power plants and metallurgical mills located in Eastern China and the regions along the Beijing-Hangzhou Grand Canal, which are generally more economically developed than other regions of China. In addition, we export a portion of our coal to foreign enterprises in East Asia. 22.9%, 23.1% and 27.7% of our total net sales of coal in 2006, 2007 and 2008, respectively, were derived from sales to power generation companies in the PRC, and the remainder of our net sales of coal were sales to metallurgical mills, chemical manufacturers, construction material manufacturers and fuel trading companies. Our major domestic customers include Huadian International, Linyi Yehua Coking Co., Ltd, Baosteel Resource Group Corporation, Shandong Tiexiong Energy Corp. Co., Ltd. and Huangdao Power Plant of Shandong. We believe that we have well-established relationships with these key customers.

Establishment of Shaanxi Yushuwan Coal Mine Company Limited

We entered into a joint venture agreement on August 16, 2006 to set up Yushuwan Coal Mine Company with Chia Tai Energy Chemical Limited (“Chia Tai Company”) and Yushen Coal Company Limited (“Yushen Company”) of Yulin City. As of the date of this annual report, the application for the establishment of Yushuwan Coal Mine Company was still pending review by the relevant regulatory authorities. The registered capital of Yushuwan Coal Mine Company is RMB480.0 million. In accordance with the joint venture agreement, the Company will contribute RMB196.8 million to acquire a 41% equity interest in Yushuwan Coal Mine Company. Chia Tai Company will contribute RMB192 million to acquire 40% of the equity interest in Yushuwan Coal Mine Company, and Yushen Company will contribute RMB91.2 million to acquire a 19% equity interest.

Yushuwan Coal Mine Company will primarily engage in the construction and operation of Yushuwan Coal Mine. Yushuwan Coal Mine is located in the Yushen coal mining area in Yulin City, Shaanxi Province in China. Yushuwan Coal Mine has a designed annual capacity of 8 million tonnes of coal, which will primarily consist of steam coal and thermal coal. As of December 31, 2008, we had made a deposit of RMB118.0 million in relation to this joint venture, and we are committed to invest an additional RMB78.8 million. As of the date of this annual report, the application for the establishment of Yushuwan Coal Mine Company was still pending review by the relevant regulatory authorities.

Acquisition of Shanxi Nenghua

In December 2006, the Company acquired a 98% equity interest in Yankuang Shanxi Power Chemical Co., Ltd. (“Shanxi Nenghua”) from Yankuang Group. In February 2007, we acquired the remaining 2% equity interest in Shanxi Nenghua from Lunan Fertilizer Plant, another subsidiary of Yankuang Group and became the sole owner of Shanxi Nenghua. Shanxi Nenghua owns an 81.31% equity interest in Tianchi Energy. Tianchi Energy is primarily engaged in the operation of Tianchi Coal Mine, which commenced production in November 2006. Shanxi Nenghua also owns a 99.85% equity interest in Tianhao Chemicals. Tianhao Chemicals is primarily engaged in the operation of a methanol facility with a 100,000 tonne annual capacity, which commenced commercial operations in September 2008.

Increasing Investment in Heze Nenghua

In 2007, Heze Nenghua increased its registered share capital from RMB600 million to RMB1,500 million and the Company contributed an additional RMB876.0 million to Heze Nenghua based on its relative ownership interest in this subsidiary. After the capital contribution, the Company’s equity interest in Heze Nenghua increased from 95.67% to 96.67%. The increased registered capital was mainly used for the construction of Zhaolou Coal Mine, which commenced operations in March 2009.

Establishment of Huadian Zouxian Power Generation Company Limited

On August 23, 2007, the Company entered into an agreement to establish Huadian Zouxian Power Generation Company Limited. Huadian Zouxian, an associate company, was established by the Company, together with Huadian International and Zoucheng Municipal Assets Operation Company on November 21, 2007. The registered capital of Huadian Zouxian Power Generation Company Limited, is RMB3,000 million, of which 69% was contributed by Huadian International, 30% by the Company and the remaining 1% by Zoucheng Municipal Assets Operation Company.

This company will be principally engaged in the construction, operation and management of two coal-fired generating units, each with capacity of 1,000 MW. The construction of these generating units is part of the Phase IV capacity expansion project of Zouxian Power Plant. This collaboration is expected to foster a long-term strategic alliance between Huadian International, our largest customer, and us.

Heze Nenghua’s Acquisition of the Mining Rights of Zhaolou Coal Mine

We acquired 95.67% equity interest in Heze Nenghua on December 25, 2005. Pursuant to the relevant acquisition agreements, Heze Nenghua held the right to acquire the mining rights of Zhaolou Coal Mine from Yankuang Group after Yankuang Group obtain the mining rights for the coal mine. In the second quarter of 2008, we acquired the mining rights of Zhaolou Coal Mine On June 28, 2006, Yankuang Group obtained a mining right permit for Zhaolou Coal Mine from the Ministry of Land and Resources. At an extraordinary general meeting of the Company in 2008, the shareholders approved the acquisition of the mining rights of Zhaolou Coal Mine for a consideration of RMB747.3 million. We obtained Zhaolou Coal Mine’s mining rights on May 2008 as approved by the Ministry of Land and Resources.

Establishment of Yankuang Group Finance Company Limited

On August 3, 2007, the Board approved our establishment of Yankuang Group Finance Company Limited (“Yankuang Finance”), which is a joint venture project with Yankuang Group and Zhongcheng Trust and Investment Company Limited. Yankuang Group will provide depositary and loan provision services to its members, as well as internal transfers for the settlement of funds among its account holders. The name and business scope of the company are subject to approval by China Banking Regulatory Commission and other relevant industry and commerce registration authorities. The proposed registered capital of Yankuang Finance is RMB500 million, of which the Company will contribute RMB125 million, representing 25% of the equity interest. As of the date of this annual report, we were still in the process of establishing Yankuang Finance.

Acquisition of equity interests and increase in registered share capital of Yulin Nenghua

In May 2008, we acquired the remaining 2% equity interest of Yulin Nenghua from Shandong Chuanye Investment development Co., Ltd and 1% equity interest from China Hualu Engineering Company for a total cash consideration of RMB24.0 million. We completed the required registration procedure for these equity transfers in June 2008. After these acquisitions, Yulin Nenghua became one of our wholly owned subsidiaries.

In May 2008, we injected RMB600 million into Yulin Nenghua to fund Yulin Nenghua’s methanol project construction, raising the registered capital of Yulin Nenghua from 800 million to RMB1,400 million. We used the proceeds raised in the issuance of new H Shares in 2004 for the capital injection.

Acquisition of 74% Equity Interest in Hua Ju Energy

On December 23, 2008, our shareholders approved our acquisition of a 74% equity interest in Hua Ju Energy from Yankuang Group, for a total consideration of RMB593.2 million. The necessary share transfer procedures were completed on February 18, 2009. The objective of the Hua Ju Energy acquisition is to secure a reliable and cost-effective supply of electricity for our coal mining operations, which will be beneficial to the future development of our Company. The acquisition enables us to (i) reduce the number of connected transactions with Yankuang Group; (ii) secure a stable supply of electricity and reduce operating costs; and (iii) apply the by-products of our mining operations, such as coal gangue and coal slurry products, to generate revenue from a environmentally-friendly power generation business.

Capital Expenditures

Our principal source of cash in 2008 was cash generated from our operating activities. Our principal capital expenditures in 2008 were for operational expenses, the acquisition of property, plants and equipment and the distribution of shareholders’ dividends and the acquisition of mining rights to Zhaolou Coal Mine. In 2006, 2007 and 2008, our total capital expenditure on property, plant and equipment was RMB3,363.4 million, RMB2,928.0 million and RMB2,066.2 million, respectively. For more information, see “Item 5. — Operating and Financial Review and Prospects — B. Liquidity and Capital Resources”.

Implementation of Share Reform

The table below summarizes special undertakings made by Yankuang Group as the holder of the original non-tradable shares of our Company pursuant to a share reform plan entered into on March 31, 2006 and an update on the performance status of the undertakings:

Name of Shareholders	Special Undertakings	Performance of Undertakings

Yankuang Group Corporation Limited	(1) The formerly non-tradable shares of the Company held by Yankuang Group should not be listed for trading purposes within forty-eight months from the date of the share reform plan.	The relevant shares have not been listed for trading.

(2)    In 2006, Yankuang Group must transfer to the Company part of its coal and power operations and other new projects that are in line with the Company’s development strategy. These transfers will be made in accordance with relevant PRC regulations and with a view to enhancing the operating results of the Company and reducing the number of connected transactions and competition between Yankuang Group and the Company. Yankuang Group must allow the Company to jointly participate and invest in a coal liquefaction project, which is being developed by Yankuang Group.

In 2006, Yankuang Group completed the transfer of the coal project and the electricity project contemplated in the undertakings to the Company.

Yankuang Group is in the process of implementing its other undertakings, and no material progress has been made as of the date of this annual report.

	(3) All related expenses accrued by the share reform for the non-tradable shares should be borne by Yankuang Group.	The undertaking has been fulfilled.

B.	Business Overview

We are primarily engaged in the underground mining, preparation and sale of coal, as well as the provision of railway transportation services for coal. In 2008, we also commenced the production and sale of methanol and electric power.

Coal Products and Railway Transportation Services

We produce premium quality, low-sulfur coal that is capable of yielding a processed coal product with an ash content as low as 5%. Our products consist principally of thermal coal and semi-soft coking coal, which are suitable for power generation and metallurgical production, respectively. The following table sets forth the ash and sulfur content, calorific value and principal applications of our coal products.

	Sulfur Content	Range of and Average Ash Content	Calorific Value	Washed	Principal Application
	%	%	(megajoule/ kilogram)

No.1 Clean Coal	0.44	7-8 average 7.79	26-28 average 27.84	Yes	High-quality metallurgical production

No.2 Clean Coal	0.49	8-9 average 8.57	26-28 average 27.57	Yes	Metallurgical production, construction, liquidize coal production

No.3 Clean Coal	0.53	10-11 average 10.43	26.3-26.9 average 26.63	Yes	Electricity generation and coal chemical production

Lump Coal	0.48	9-14 average 9.81	25-28 average 27.86	Yes	Construction, power generation, coal for oven application

Australian Clean Coal	1.25	5.0	33	Yes	Metallurgical production

Screened Raw Coal	0.6	18-27 average 25.7	20-23.5 average 21.36	No	Power generation

Mixed Coal	0.6	22-30 average 29.3	18-22 average 20.1	Yes	Power generation

Tianchi Raw Coal	1.06	27-30, average 29	21-23, average 22.05	No	Power generation

We sold approximately 37.6 million tonnes of coal in 2008, representing an increase of 2.5 million tonnes or 7.0%, compared to 2007. In particular, the Company sold 32.4 million tonnes of coal, representing a slight decrease of approximately 100,000 tonnes or 0.3%, compared to 2007. Shanxi Nenghua produced 1.1 million tonnes of raw coal, representing a decrease of approximately 90,000 tonnes or 7.6%, compared to 2007 and Yancoal Australia sold 1.5 million tonnes of coal, representing an increase of approximately 60,00 tonnes or 4.2%, compared to 2007. To capitalize on our coal marketing network and increase our profits, we purchased coal from other producers for resale and conducted these external sales in 2008. We sold 2.6 million tonnes of externally purchased coal, which was produced by other companies, in 2008.

The following table sets out our principal coal products by sales volume and net sales of coal in 2006, 2007 and 2008.

	Year Ended December 31,
	2006		2007		2008
	Sales Volume	Net Sales(1)	Sales Volume	Net Sales(1)	Sales Volume	Net Sales(1)
	(‘000 tonnes)	(RMB million)	(‘000 tonnes)	(RMB million)	(‘000 tonnes)	(RMB million)
No. 1 Clean Coal	869.3	439.3	712.9	423.4	362.6	388.3
No. 2 Clean Coal	5,566.3	2,668.5	7,260.0	4,251.4	7,431.1	7,692.0
No. 3 Clean Coal	12,129.7	4,581.7	8,616.2	3,931.5	2,916.1	2,513.2
Lump Coal	555.4	237.6	693.0	390.7	1,160.7	1,089.2
Australian Clean Coal	192.4	114.4	1,422.6	661.7	1,484.5	1,527.9

Subtotal for Clean Coal	19,313.1	8,041.5	18,704.7	9,658.7	13,355.0	13,210.6
Screened Raw Coal	10,967.3	3,160.4	12,550.7	4,092.0	19,032.6	8,575.9
Mixed Coal and others	4,383.1	645.0	3,850.7	606.2	2,597.6	373.3
Externally purchased coal	—	—	—	—	2,576.8	1,889.0

Total	34,663.5	11,846.9	35,106.1	14,356.9	37,562.0	24,048.8

(1)	Net sales of coal represent our invoiced value of coal sold with deductions for returns, discounts, sales taxes, port fees and various miscellaneous fees relating to a sale, as well as transportation costs if the invoiced value includes transportation costs charged to customers.

Railway Transportation Services

In 2002, we acquired from the Controlling Shareholder our local minefield railway transportation network (the “Railway Assets”), consisting of a total of 184 kilometers of railway track that connects our coal mines in Shandong to the national railway system, nearby distribution points and the facilities of certain key customers. As of the date of this annual report, our railway network spanned a total length of 204 kilometers. Our ownership and operation of the Railway Assets provides us a greater degree of control over a major mode of product transportation, an additional revenue-generating source and the potential synergies of having a consolidated coal operation that comprises coal production, transportation and sales.

In addition to transporting coal among our facilities, we offer railway transportation services to customers, including the Controlling Shareholder. In 2008, we transported 19.2 million tonnes of coal on our railway network, representing an increase of 1.3 million tonnes or 7.4% from 2007. Our railway transportation services income was RMB247.2 million in 2008, representing an increase of RMB43.5 million or 21.3% from 2007. This increase was principally due to an increase of 2.1 million tonnes in the volume of coal transported for external sales on an ex-mine basis, for which our customers separately pay transportation expenses for a coal purchase.

Sales and Marketing

A significant portion of our domestic sales in 2008 was made pursuant to sales contracts and letters of intent entered into during the Annual National Coal Trading Convention, while the remainder of our coal sales are based on purchase orders placed by our customers from time to time. These agreements are the result of market-based negotiations where the parties to an agreement determine the contract price. These sales contracts and letters of intent generally specify the quantity and delivery schedule in agreements to purchase coal, generally for a term not exceeding one year. The contract prices for letters of intent are generally not determined until the time of sale to reflect prevailing market prices. The remaining portion of our sales is derived from purchase orders placed by customers throughout the year when they require additional coal.

We have a flexible credit policy and adjust our credit terms for different types of customers. Depending on the customer, we may allow open accounts, require acceptance bills or require cash on delivery. Using data from our ERP system, we consider the creditworthiness and the requested credit amount of each customer when determining the appropriate payment arrangement and credit terms, which generally do not exceed a period over 180 days. We evaluate the creditworthiness of potential new customers before entering into a sales contract with them and reassess the creditworthiness of all of our customers on an annual basis. For customers without a strong credit history, we require them to settle their accounts upon delivery. A majority of our domestic coal sales is made to power plants, metallurgical mills, chemical manufacturers and construction material manufacturers. We have established long-standing and stable relationships with many of these companies. In addition, we export to overseas customers in East Asian countries such as Japan and Korea. Our export sales are made through export agency companies, to whom we pay a fee for them to enter into export sales contracts with foreign customers on our behalf.

In recent years, PRC regulations steadily lowered the VAT export refund for our coal export sales conducted from China until the refund was completely abolished in 2006. The PRC VAT export refund system generally disallows an exporter from applying the full amount of the VAT tax it has already paid for materials and equipment to offset the amount of VAT tax it must pay for export sales. Prior to the abolishment, the difference between our VAT tax payable and our VAT refund, in relation to export sales of coal, was charged as a cost of our export sales. The abolishment of the VAT export refund for export coal sales decreased our cost of export sales by eliminating all VAT tax rate differentials.

According to the Notice of the Customs Tariff Committee of the State Council on Revising the Provisional Tariff Rates on the Aluminium Alloy, Coke and Coal (Issued by the Customs Tariff Committee of the State Council as document Shui Wei Hui [2008] No. 25), from August 20, 2008, the State raised the tariff rate on certain types of exported coal and a 10% export tariff is applicable to the coal exported by us. However, we generally request our customer to bear such tariff in our coal sales agreements and such change is not expected to have a material effect on our business or profitability.

Sales taxes include resource taxes imposed by Shandong and Shanxi Provinces. According to the Notice of the Ministry of Finance and State Administration of Taxation on Revising the Standard Tariff

Rates for Coal and Resources Tax in Shandong Province (issued by the Ministry of Finance and State Administration of Taxation as document Cai Shui [2005] No. 86), effective from May 1, 2005, the applicable resource tax rate for our coal mines located in Shandong Province increased from RMB2.4 to RMB3.6 per tonne on the imputed quantity of raw coal. According to the Notice of the Ministry of Finance and State Administration of Taxation on Revising the Standard Tariff Rates for Coal and Resources Tax in Shanxi Province etc. (issued by the Ministry of Finance and State Administration of Taxation as document Cai Shui [2004] No. 187), the applicable resource tax rate of our coal mines in Shanxi Province is RMB3.2 per tonne. These taxes are paid to the local tax bureau.

The following table sets out our net sales of coal by industry for 2006, 2007 and 2008:

	Year Ended December 31,
	2006		2007		2008
	Net Sales(1)	% of Net Sales(1)	Net Sales(1)	% of Net Sales(1)	Net Sales(1)	% of Net Sales(1)
	(RMB million)		(RMB million)		(RMB million)
Domestic sales	9,387.7	79.2	13,075.1	91.1	22,332.5	92.9
Power plant	2,718.6	22.9	3,317.2	23.1	6,654.3	27.7
Metallurgical mills	607.9	5.1	1,002.3	7.0	1,802.6	7.5
Construction material and chemical manufacturers	2,037.3	17.2	4,668.5	32.5	4,692.5	19.5
Fuel trading companies and others	4,023.9	34.0	4,087.1	28.5	9,183.1	38.2
Overseas sales (2)	2,459.2	20.8	1,281.8	8.9	1,716.3	7.1
Power plant	1,680.1	14.2	536.9	3.7	153.7	0.6
Metallurgical mills	779.1	6.6	745.0	5.2	1,562.6	6.5
Total	11,846.9	100.0	14,356.9	100.0	24,048.8	100.0

(1)	Net sales of coal represent our invoiced value of coal sold with deductions for returns, discounts, sales taxes, port fees and various miscellaneous fees relating to a sale, as well as transportation costs if the invoiced value includes transportation costs charged to customers.
(2)	Overseas sales include the Company’s export sales and all of Yancoal Australia’s sales.

Our domestic coal sales are concentrated in Eastern China, particularly in Shandong Province. The following table sets out our net sales of coal by geographical region for the years ended December 31, 2006, 2007 and 2008:

	Year Ended December 31,
	2006		2007		2008
	Net Sales(1)	% of Net Sales	Net Sales(1)	% of Net Sales	Net Sales(1)	% of Net Sales
	(RMB million)		(RMB million)		(RMB million)
Eastern China
Shandong Province	6,544.7	55.2	9,224.5	64.3	14,841.7	61.7
Jiangsu Province	677.3	5.7	1,055.6	7.4	1,041.2	4.3
Zhejiang Province	449.1	3.8	492.6	3.4	585.3	2.4
Shanghai	506.6	4.3	365.4	2.5	855.9	3.6
Other provinces in Eastern China	386.9	3.2	889.7	6.2	1,895.0	7.9

Eastern China region subtotal	8,564.6	72.2	12,027.8	83.8	19,219.1	79.9
Southern China region	801.2	6.8	803.7	5.6	951.5	4.0
Other provinces (2)	21.9	0.2	243.6	1.7	2,161.9	9.0
Overseas	2459.2	20.8	1281.8	8.9	1,716.3	7.1

Total	11,846.9	100.0	14,356.9	100.0	24,048.8	100.0

(1)	Net sales of coal represent our invoiced value of coal sold with deductions for returns, discounts, sales taxes, port fees and various miscellaneous fees relating to a sale, as well as transportation costs if the invoiced value includes transportation costs charged to customers.
(2)	“Other provinces” refers to the sales destination of coal produced by Tianchi Coal Mines in Shanxi Province and the destination of our sales of externally purchased coal.

The following table sets out our major domestic and overseas customers:

Domestic	Overseas+

Huadian Power International Corporation Limited	Pohang Iron and Steel Co. Ltd

Linyi Yehua Coking Co., Ltd	JFE Steel Corporation

Shanghai Resource Group Corporation	Nippon Steel Corporation

Shandong Tiexiong Energy Corp. Co., Ltd	Mitsui Mining Co. Ltd.

Huangdao Power Plant of Shandong	Ube Industries, Ltd

+	through export agency companies

As of December 31, 2008, Huadian International was our largest customer. In 2006, 2007 and 2008, we provided 4.9 million, 5.4 million and 8.8 million tonnes of coal respectively to Huadian International, which represented 14.2%, 15.5% and 23.3% of our sales volume, respectively. A substantial portion of Huadian International’s coal purchases was, in turn, supplied to Zouxian Power Plant. Zouxian Power Plant’s total demand for coal in 2008 was 11.8 million tonnes. We provided an estimated 92.9%, 60.8% and 57.3% of Zouxian Power Plant’s annual coal requirement in 2006, 2007 and 2008, respectively.

As of the date of this annual report, we have entered into domestic sales agreements to provide 7.8 million tonnes of coal at a price of RMB502.62 per tonne inclusive of tax. Among which, the Company has, with the coordination of government authorities, entered into main electric sales contracts for 4.3 million tonnes of coal at the average benchmark price of RMB463.86 per tonne (inclusive of tax), representing an increase of RMB17.83 per tonne, or 4%, from the average benchmark price of electric coal in 2008. In 2006, 2007 and 2008, net sales to our five largest domestic customers accounted for 22.4%, 26.0% and 33.0%, respectively, of our total net sales of coal. We generated RMB4,318.5 million from Huadian International in 2008, which represented 18.0% of our net sales.

Our Company’s export sales as a percentage of our total net sales of coal decreased from 4.3% in 2007 to 0.8% in 2008. We have decreased our export sales in recent years as our gross margins for domestic coal prices increased, making domestic sales more profitable than export sales. Most of our major overseas end-users are located in East Asian countries, such as Japan and Korea, with Japan being our largest export market. Even though we conduct all of our export sales from the PRC through export agency companies, we maintain close relationships with our overseas customers.

Our sales and marketing department conducts routine customer visits and customer satisfaction surveys to keep abreast on market developments and continually improve our business. In addition, we collect market information from Eastern China, Southern China and other regions, which is used by the entire Company for business planning and execution purposes.

Product Pricing

The pricing for our coal products is generally based on negotiation between contracting parties that reflect market conditions. However, a portion of our thermal coal sales may be affected by pricing guidance announced by the PRC Government from time to time or subject to temporary price controls. See “Item 3. — D. Risk Factors — Our products may be subject governmental price control measures, which may adversely affect our profitability.”

We consider the following when we make pricing decisions for our coal products: (i) prevailing prices in the relevant local coal markets (inclusive of transportation costs); (ii) the grade and quality of the coal; and (iii) the strength of our customer relationship with the potential purchaser. In most domestic sales transactions, customers bear the transportation costs for the delivery of the coal. Our sales and marketing department has access to domestic and international market information through our data center, enabling us to closely monitor pricing developments in our principal markets. Although we do not have direct export rights, export prices are determined by us, the Exports Sales Companies, and our final customers after negotiations.

Product Delivery

Most of our major coal customers are located in Eastern China and, the remaining customers are located in Southern and Northern China. We primarily use railways and the highways to transport our coal. To a lesser extent, we also ship our coal on domestic and international shipping lanes. With our railway network, we are able to deliver coal directly to our largest end-user customer, Zouxian Power Plant or connect to the national railway system, enabling us to deliver products to other consumers.

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

We plan to construct a privately operated railway to connect Zhaolou Coal Mine with the national railway system. Before the completion of such plan, we rely on trucking to deliver coal from Zhaolou Coal Mine to the national railway and certain customers.

In the Shanxi Province, we use the Yangshe Railway that intersects the Tianchi Coal Mine area to directly deliver coal to Hebei Province and nearby areas, as well as to connect to the national railway system.

To transport Yancoal Australia’s coal products to Newcastle Port in Australia, we use the private railway networks of other transportation providers and use the Australia’s state railways.

Mining Process

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

After raw coal is carried to the surface, it undergoes a mechanized selection process that separates coal from other mineral materials. A small portion of such selected coal is directly sold to customers as raw coal, and the remainder is transported to our coal preparation plants for further processing and classification. Each of the Six Coal Mines and Austar Coal Mine has a coal preparation plant. In general, the coal-washing conducted in our coal preparation plants include a water bed washing and separation process by jig machines, a sink-and-float separation process and a final floating separation process. Most of the equipment used in our coal preparation plants is automated, enabling our personnel to exercise precise control over the ash content and grade of our processed coal. The aggregate recovery rate of our coal preparation plants was 75.9%, 78.4% and 66.6% in 2006, 2007 and 2008, respectively.

Materials, Water and Energy Supply

The primary materials we use to conduct our coal mining and processing operations are: (i) steel to support work-faces and underground tunnels; (ii) cement for the construction of underground tunnels and ground structures; and (iii) water used in our production process. We procure steel principally from Anhui Maanshan Iron & Steel Co. Ltd., Laiwu Iron & Steel Group Corp. Ltd., and Shandong Shiheng Special Steel Group Co. Ltd. We source cement from Shandong Lucheng Cement Company, Ltd. and Taishan Cement Works. We procure water primarily from Yankuang Group pursuant to the Materials and Services Supply Agreement and its supplemental agreements, and to a lesser extent, from local water companies. The price of materials is set at market rates or determined through negotiation. We believe that we have well-established, cooperative relationships with our suppliers, enabling us to secure reliable supplies of materials required in our production process. We believe that a number of alternative suppliers exist for our key materials in our coal operations, and, therefore, we do not foresee any difficulty in obtaining adequate supplies.

In 2006, 2007 and 2008, purchases from our largest supplier accounted for approximately 3.3%, 3.8% and 0.7%, respectively, of our total cost of sales and service provided. In the same periods, 6.6%, 8.4% and 2.7%, respectively, of our total cost of sales were attributable to purchases from our five largest suppliers.

We use significant amounts of electricity in our operations. Electricity prices in China are regulated by the government. Our total electricity costs amounted to RMB345.2 million, RMB387.5 million and RMB373.0 million in 2006, 2007 and 2008, respectively. Even though we have not experienced any material disruptions to our electricity supply in the past three years, we acquired a 74% equity interest in Hua Ju Energy to reduce our electricity costs and number of connected transactions.

Our costs for materials, water and electricity supplies amounted to RMB2,068.6 million in 2008, representing a increase of RMB430.2 million, or 26.3%, from RMB1,638.4 million in 2007.

Quality Control

Coal Products

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

Nantun Coal Mine, Xinglongzhuang Coal Mine, Baodian Coal Mine, Dongtan Coal Mine, Jining II Coal Mine and Jining III Coal Mine have all obtained ISO 9002 quality and ISO 14000 environmental management certification. Tianchi Coal Mine has obtained ISO 9000 quality and ISO 14000 environmental management certification.

Yancoal Australia has hired CCI Australia Pty Ltd. to supervise and inspect the quality of the coal produced from the mining operations of Austar Coal Mine to ensure quality control and improve quality.

Railway Transportation Services

We continually endeavor to improve the quality of our railway network to meet the quality of our coal production. Our Company has obtained ISO 9001 quality accreditation, ISO 14001 environmental management certification and GB/T19022-2003 management certificate for the operation of our Railway Assets.

Safety Control

We have implemented a safety control program based on our specific requirements and in compliance with the Coal Law, the National Mining Safety Law and other safety regulations promulgated by relevant governing authorities. The compensation of the officers and managers of each division reflects the division’s safety record. Each of our mines has a safety inspection unit which is responsible for the supervision and inspection of our mining activities. We also use the Controlling Shareholder’s safety training center to provide systematic training to our personnel. We reward employees who report unsafe conditions to encourage proactive prevention of accidents.

As a result of our safety control program, we have been able to maintain a solid safety record. Our workers’ fatality rate per million tonnes of raw coal produced fell to 0.11 in 2006. In 2007 and 2008, we did not have any fatalities.

Environmental Protection

We are subject to PRC environmental protection laws and regulations which impose fees for the discharge of waste material and fine severe polluters. In addition PRC regulations authorize government agencies to close any facility that fails to comply with orders to cease, or bring into compliance with relevant laws and regulations, operations that cause environmental damage. In addition, Yancoal Australia’s operation in Australia is compliant with relevant Australian environmental protection laws and regulations.

According to the Provision of Labor and Services Supply Agreement that we entered into with the Controlling Shareholder, it will provide us environmental protection services. In 2008, we paid the Controlling Shareholder a total of RMB26.7 million for environmental protection services to reduce the effects of our operations on the environment.

Competition

Coal Production

The PRC coal industry is characterized by a large number of small scale enterprises and the wide geographical distribution of coal reserves. However, there are relatively few large scale coal production enterprises. Statistics from the China Coal Industry Association show that, in 2008, the PRC coal industry had:

•

43 coal mining entities with a production capacity that exceeded 10.0 million tonnes, which collectively produced approximately 1,282.9 million tonnes of coal and accounted for 47.7% of national production;

•

13 coal mining entities with a production capacity that exceeded 30.0 million tonnes, which collectively produced approximately 835.1 million tonnes of coal and accounted for 31.0% of national production;

•

six coal mining entities with a production capacity that exceeded 50.0 million tonnes, which collectively produced approximately 582.8 million tonnes of coal and accounted for 21.7% of national production; and

•

only Shenhua Group Corporation and China Coal Group had a production capacity that exceeded 100.0 million tonnes, which collectively produced approximately 340.7 million tonnes of coal, which accounted for 12.7% of national production.

The table below sets forth the top ten coal production enterprises in the PRC by production volume in 2008:

	Raw coal production (in million tonnes)	Percentage of the total raw coal production in the PRC
		(%)
Shenhua Group Corporation	235.7	8.8%
China Coal Group	105.0	3.9%
Shanxi Coking Coal Group Company	72.4	2.7%
Datong Coal Mining Group Company	65.5	2.4%
Heilongjiang Longmei Mining (Group) Co. Ltd.	54.0	2.0%
Shaanxi Coal and Chemical Industry Group Co., Ltd.	50.3	1.9%
Huainan Mining Group Co.	42.0	1.6%
Yankuang Coal Group Corporation Limited (1)	39.7	1.5%
PingDingShan Coal Group Co.	37.4	1.4%
Lu’an Coal Mining Group	37.2	1.4%

Total	739.2	27.6%

Source: China Coal Industry Association

(1)	We contributed over 90% of the raw coal production of our Parent Company, Yankuang Coal Group.

Our primary market, the PRC domestic coal market is characterized by a significant number of coal suppliers and the absence of a dominant nationwide supplier. The domestic coal market is segmented principally by geographical region, as a result of the significant costs associated with transporting coal and customers’ coal quality requirements, which are categorized by ash and sulfur content levels, calorific value and the extent and quality of washing or processing. We compete principally on the basis of the availability and costs of transportation, coal quality and reliability of delivery.

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

We export coal to several countries in East Asia, including Japan and Korea. These countries have high energy consumption levels but limited coal reserves, creating a significant dependence on imported coal. With respect to export sales, we compete with certain major overseas coal mining companies, most of which are located in Australia and Indonesia.

Railway Transportation Services

Our railway network connects us to the national railway system, such as Jinghu railway and Yanshi railway, and provides us access to Zouxian Power Plant, our largest end-user customer. We use our railway network to provide railway transportation services for our own internal use as well as to the Controlling Shareholder and other customers. We do not face significant competition from other railway operators. However, we may compete with other ground transportation services that serve the same region as our railway network.

Seasonality

Our coal business segment is not affected by seasonality.

Methanol and Electric Power

Our methanol and electric power business was represented by the activities of Yulin Nenghua and Tianhao Chemicals. The main product for our coal-related chemical operations is methanol, a liquid commodity that can be produced from coal or natural gas. Our methanol production is based on coke oven waste gas and coal. We commenced the production of methanol in September 2008 through Tianhao Chemicals. In 2008 Tianhao Chemicals produced 20,000 tonnes of methanol and sold 16,000 tonnes of the same for RMB38.6 million in revenue. Due to a key supplier’s closure, we temporarily suspended methanol production at Tianhao Chemicals in October 2008 and have not resumed production as of the date of this annual report. Tianhao Chemical sustained an operating loss of RMB59.1 million in 2008, which represented approximately 0.2% of our revenue in 2008, which did not have a material impact on our results of operation. In December 2008, we also commenced trial operations at our Yulin Nenghua methanol plant, which also has a power plant at its facilities. Yulin Nenghua did not sell any methanol in 2008.

Both of these methanol plants have power plants, which we used to generate electricity and achieved RMB59.8 million in electric power sales in 2008. The supporting power plant at Tianhao Chemicals produced 70.38 million kWh and sold 68.74 million kWh of the same for RMB14.9 million in revenue. The power plant at Yulin Nenghua produced and sold 181.1 million kWh of electric power for RMB44.9 million in revenue. The power plants at Yulin Nenghua and Tianhao Chemicals have an aggregate installed capacity of 84 MW.

Sales and Marketing

Our sales in 2008 were made pursuant to sales contracts of methanol which we entered into from time to time with customers. We price our methanol based on prevailing market prices and market conditions, taking into consideration the creditworthiness of customers. We sold our methanol exclusively in the domestic market predominately to chemical plants in Northern and Eastern China. The power generated by our power plants was mainly for our own use and, to a lesser extent, sold to other end-users through regional power grids.

Product Pricing

The pricing of our methanol products is generally based on negotiation with our customers taking in consideration supply and demand and prevailing market prices. The pricing and adjustments for on-grid tariff are determined by the PRC Government.

Product Delivery

We transport methanol on the highways if Northern and Eastern China, where our customers are primarily located.

Production Process

Yulin Nenghua. We use coal as raw material to manufacture methanol at our Yulin Nenghua facility. The coal is first pulverized and cleaned, then fed to a gasifier bed where it reacts with oxygen and steam to produce the synthesis gas. The synthesis gas is, after sulfur tolerant reforming and low temperature methanol purification process, synthesized into crude methanol in a pipe-shell reactor and then purified by distillation.

Tianhao Chemical. We use coke oven waste gas as raw materials to manufacture methanol at our Tianhao Chemical facility. We reduce sulphur in coke oven through gas wet desulfurization and fine desulfurization procedures and then reform the coke-oven gas into synthesis gas, a mixture of carbon monoxide, carbon dioxide and hydrogen. The synthesis gas is synthesized into crude methanol in a pipe-shell reactor. The crude methanol is then recovered and purified by distillation.

Materials, Water and Energy Supply

Coal and coke oven waste gas are the primary materials in our methanol production. Production at Tianhao Chemicals is reliant on coke oven waste gas and gaseous raw material was transmitted to Tianhao Chemicals’ methanol plant through pipelines running from the plant’s only supplier of coke oven waste gas. This supplier ceased operations due to poor market conditions, and in turn, we suspended methanol production at Tianhao Chemicals since October 2008. As of the date of this annual report, we have not been able to find an alternative supplier.

The power plants of Hua Ju Energy generate electricity by recycling by-products of our coal mining operations, such as coal gangue and coal slurry. The coal-fired power plants at Tianhao Chemicals and Yulin Nenghua use thermal coal.

Quality Control

We have implemented a series of product analysis procedures and quality control measures for our methanol operations to ensure quality. Hua Ju Energy has also obtained ISO 9001 quality and ISO 14001 environmental management certification. We have also scheduled periodic overhauls and regular maintenance of our methanol and power plants.

Safety Control

For our methanol operations, we have implemented safety control measures in compliance with the People’s Republic of China Production Safety Law, the People’s Republic of China Regulations on the Safety Administration of Dangerous Chemicals and other safety guidelines for chemical manufacturers. Safety measures for our electric power operations were designed to meet the requirement of the Electricity Law.

Competition

We compete with domestic methanol manufacturers in Shanxi and Shaanxi Provinces and Inner Mongolia Autonomous Region. We expect to benefit from economies of scale after Yulin Nenghua’s 600,000 tonne methanol project commences commercial operations and achieves full utilization of its capacity.

Seasonality

Our methanol and electric power operations are not affected by seasonality.

Regulatory Overview

Coal Industry — PRC Regulatory Matters

To establish a coal mining enterprise under the Coal Law of the PRC (the “Coal Law”), the applicant must submit an application to the relevant department in charge of the coal industry. After obtaining approval to establish a coal mining enterprise, the applicant will be granted a mining permit by the Ministry of Land and Resources. Thereafter, the applicant must obtain a coal production permit before it commences coal production. Coal mining enterprises which have legally obtained coal production licenses shall have the right to sell coal that they produce. For establishment of a coal trading enterprise, an applicant must apply for a different business license and may engage in coal trading only after it obtains a trading license from the administrative department of industry and commerce.

Mining activities in the PRC are also subject to the Mineral Resources Law of the People’s Republic of China (the “Mineral Resources Law”). The Mineral Resources Law regulates any matters relating to the planning or the exploration, exploitation and mining of mineral resources. According to the Mineral Resources Law, all mineral resources in China, including coal, are owned by the State. Any enterprise planning to engage in the exploration, development and mining of mineral resources must obtain exploration rights and mining rights before commencing the relevant activities. The transfer of exploration and exploitation rights shall be subject to governmental approval pursuant to the Coal Law, the Mineral Resources Law and other relevant regulations.

We are principally subject to the supervision and regulation by the following agencies of the PRC Government:

•

the State Council, the highest level of the executive branch, which is responsible for the examination and approval of major investment projects specified in the Catalogue of Investment Projects released by the PRC Government in 2004;

•

the National Development and Reform Commission, or NDRC, which formulates and implements major policies concerning China’s economic and social development, examines and approves investment projects exceeding certain capital expenditure amounts or in specified industry sectors, including the examination and approval of foreign investment projects and formulates industrial policies and investment guidelines for natural resource industries, such as the coal industry. In addition, the NDRC administers coal export activities and export quotas jointly with the Ministry of Commerce. The NDRC is also responsible for the evaluation and implementation of the pricing mechanism that links the prices of coal and power;

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

Pricing

Until 2002, the production and pricing of coal have generally been subject to close control and supervision by the PRC Government, which centrally manages the production and pricing of coal. To transition from a planned economy to market economy practices, the PRC Government eliminated state guideline for coal prices on January 1, 2002 and aimed to establish pricing mechanism that reflect market demand.

Under the Price Law of the People’s Republic of China, the PRC Government reserves the right to intervene in price fluctuations of important commodities such as coal. The State Council and the provincial governments, autonomous regions and municipalities directly under the PRC Government may adopt intervention measures, such as restricting margins or profits, and imposing price limits. Since 2002, NDRC has executed temporary measures several times to prevent and control unusual fluctuations in thermal coal prices.

To ensure the stable supply of thermal coal and reduce pricing pressure on electric power companies, NDRC issued Announcement No. 46 on June 19, 2008 to implement, from such date until December 31, 2008, temporary price caps on thermal coal. On December 3, 2008, NDRC issued the Notice Relating to the Good Preparation for Inter Provincial Coal Production Transportation Works (Fa Gai Yun Xing [2008] No. 3294), which announced the elimination of the price control measures implemented in June 2008. On December 30, 2008, NDRC issued an announcement (No. 67) to abolish the temporary price intervention measures on thermal coal, which became effective on January 1, 2009.

Currently, major domestic coal suppliers and coal purchasers attend the Annual National Coal Trading Convention to negotiate and discuss the price and volume of coal to be supplied and purchased for the coming year through the signing of letters of intent and short and long-term supply contracts.

Fees and Taxes

The table below sets forth material taxes and fees that are imposed upon coal producers in China, as well as reserves which we are required to set aside.

Item	Base	Rate

Corporate income tax	Taxable income	25%
VAT	Sale Revenue	17%
Business tax	Revenue from service	3% or 5%
City construction tax	Amount of VAT and business tax	5% to 7%
Education surcharge	Amount of VAT and business tax	3%
Local education surcharge	Amount of VAT and business tax	1%
Resource tax	Aggregate volume of raw coal sold or used (1)	RMB3.6 per tonne (Shandong Province) RMB3.2 per tonne (Shanxi Province)
Compensation for the depletion of coal resources	Proceeds from coal sales	1%
Price adjustment fund	Volume of raw coal produced	Jining city, Shandong Province RMB8 per tonne

(1)	The resource tax applicable to our coal operation in Shandong and Shanxi Provinces is calculated by multiplying the aggregate volume of raw coal sold and raw coal consumed in the production of clean coal by the applicable per tonne resource tax in the respective province.

Coal producers may be fined if they damage the environment, arable land, grasslands or forest areas. Under the Mineral Resources Law, if a mining enterprise’s mining activities results in damage to arable land, grasslands or forest areas, the mining enterprise must return the land to an arable state or plant trees or grass or take other restorative measures. The Mineral Resources Law and other applicable laws and regulations also state that anyone who causes others to suffer loss in terms of production or living standards is liable for the loss and must compensate the affected persons and remedy the situation.

Additionally, all coal producers are subject to PRC environmental protection laws and regulations which currently impose fees for the discharge of waste substances, require the payment of fines for serious pollution and provide for the discretion of the PRC Government to close any facility which fails to comply with orders requiring it to cease or cure operations causing environmental damage.

Imports and Exports

According to the Foreign Trade Law, the Cargo Import and Export Ordinance and the Administrative Measures of Coal Export Quota, coal exports remain subject to State control and require governmental approval.

Our company has not been authorized as a PRC coal exporter. Our coal export is conducted through three export agent including China Coal Energy Group Company, China Minmetals Corporation and Shanxi Coal Import and Export Group Company.

Pursuant to the Administrative Measures of Coal Export Quota, the NDRC and the Ministry of Commerce are responsible for determining China’s national coal export quota and allocating the quota among authorized coal exporters. Upon receiving a quota approval, authorized coal exporters may apply for coal export permits to the relevant authority designated by the MOFCOM. Authorized coal exporters are also required to report their monthly quota usage to the NDRC.

The regulations provide that quotas may be adjusted in the event of:

•	a major change in the international market;

•	a major change in domestic coal resources;

•	an imbalance in the usage of the coal export quota by an authorized coal exporter compared to its allocation of the coal export quota; and

•	other circumstances which require an adjustment to the coal export quotas.

The total national quota approved for 2007, 2008 was 70 million and 53 million, respectively, and the 2009 quota is 26 million tonnes.

The PRC Government VAT refund has been abolished since 2006 under the Notice of Taxation on Adjusting the Tax Refund Rates of Certain Commodities and Supplementing the Catalogue of Prohibited Commodities in Processing Trade, which was promulgated jointly by the Ministry of Finance, NDRC, Ministry of Commerce, General Administration of Customs, and State Administration of Taxation.

According to the Notice of the Customs Tariff Committee of the State Council on Revising the Tariff Rates on the Export of Aluminium Alloy, Coke and Coal (Shui Wei Hui 2008 No. 25), beginning August 20, 2008, the provisional tariff rate of coke, coking coal and soft coal will be 40%, 10%, and10% respectively. Export tariffs are generally passed to the purchaser. Therefore, changes in export tariffs do not directly affect us.

Domestic Trading of Coal

Pursuant to the Measures for the Regulation of Coal Operations promulgated by the NDRC on December 27, 2004, the State implemented a system to examine the qualifications of an entity to engage in coal operations, including the wholesale and retail of raw coal and processed coal products and the processing and distribution of coal for civilian use. Before an entity can engage in coal operations, it must obtain a coal operation qualification certificate. A coal production enterprise that deals in coal products produced and processed by a third party is required to obtain a coal operation qualification.

Environmental Protection

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

The Environmental Protection Law requires any entity operating a facility that produces pollutants or may create a hazard to incorporate environmental protection measures into its operations and to establish an environmental protection responsibility system, which must adopt effective measures to control and properly dispose waste materials.

In the environmental impact statement of a construction project, the project operator must assessment the pollution and environmental hazards the project is likely to produce and its impact on the ecosystem and measures for their prevention and control. The statement shall, after initial examination by the authorities in charge of the construction project, be submitted by specified procedure to the competent department of environmental protection administration for approval. Facilities for the prevention and control of pollution must be designed, constructed and implemented simultaneously with the primary construction contemplated by a project. These facilities must be inspected by the competent environmental protection authority and determined to conform with specified requirements before they can be implemented.

Enterprises that discharge pollutants must report to and register with the relevant authorities in accordance with the provisions of a department of environmental protection administration under the State Council. Enterprises that discharge pollutants in excess of the prescribed national or local standards will be fined for excessive discharge according to State provisions and will be responsible for eliminating and controlling the pollution.

According to the Law on Prevention and Control of Water Pollution of the People’s Republic of China, and the Administrative Regulations on the Levy and Use of Discharge Fees, any new construction projects, which directly or indirectly discharge pollutants to water, such as coal mines and coking plants, must conduct an environmental impact assessment. Every new production facility must be equipped with waste water processing facilities which must be put in use together with the production facilities. Construction projects that discharge pollutants into water shall pay a pollutant discharge fee in accordance with state regulations.

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

The rehabilitation of mining sites is another priority of the PRC Government. Under the Law of Land Administration of the People’s Republic of China and the Land Rehabilitation Regulations, issued by the State Council in 1988, coal producers must undertake measures to restore a mining site to its original state within a prescribed time frame if their mining activities result in damage to arable land, grassland or forest. The rehabilitated land must meet rehabilitation standards, as required by law from time to time, and may only be subsequently used upon examination and approval by the land authorities. A coal producers’ failure to comply with this requirement or its failure to return the mining site to its original state will result in the imposition of fines, rehabilitation fees and/or rejection of applications for land use rights by the local bureau of land and resources.

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

Mining safety

On June 7, 2005, the State Council promulgated Several Opinions on Promoting the Healthy Development of the Coal Industry (“Opinions”), announcing the PRC Government’s policies with respect to the development and restructuring of the coal industry. The Opinions reiterated the PRC Government’s policies with respect to the administration of coal reserves, enhancement of coal mine safety, encouragement of industry consolidation among coal producers, acceleration of the construction of large coal production bases, improvement of mining techniques and equipment for coal production and the organization and regulation of small coal mines.

According to the Measures for Implementing Work Safety Permits in Coal Mine Enterprises issued by the State Administration of Work Safety and the SACMS, a coal mine enterprise without a work safety permit may not engage in coal production activities. Coal mining enterprises and their mines that do not satisfy the safety conditions set forth in these documents, or those that violate the provisions of this document, will be punished accordingly. Coal mine enterprises that remain compliant with the requirements set in these documents may apply for administrative approval to extend the validity period of their Work Safety Permits.

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

In addition, the State Administration of Work Safety issued five sets of supplemental measures: (i) the Measures for Determining Major Latent Work Safety Related Dangers in Coal Mines (for Trial Implementation); (ii) the Implementing Measures for the Detection and Elimination of Latent Dangers in

Coal Mines and the Rectification and Closure of Such Mines (for Trial Implementation); (iii) the Measures for the Supervision and Inspection of Coal Mine Safety Training (for Trial Implementation); (iv) the Guiding Opinions on Persons in Charge of Coal Mines and Production and Operation Management Personnel Going into Mines as Foremen; (v) the Measures for Rewarding the Reporting of Major Latent Work Safety Related Dangers in, and Violations of the Law by, Coal Mines (for Trial Implementation).

Coal Industry — Australian Regulatory Matters

Our mining operations in Australia are regulated by Australian federal and state governments with respect to environmental issues such as water quality, air quality, dust impacts, noise impacts, planning issues (such as approvals to expand existing mines or to develop new mines), and health and safety issues. Industrial relations are regulated under both federal and state laws. Australian state governments also require coal companies to post deposits or give other security against land which is being used for mining, with those deposits being returned or security released after satisfactory reclamation is completed.

Environmental

Each state and territory in Australia has its own environmental and planning regime for the development of mines. In addition, each state and territory also has a specific act dealing with mining in particular, regulating the granting of exploration licences and mining leases. The mining legislation in each state and territory generally operates concurrently with environmental and planning legislation. The mining legislation governs exploration licences and mining leases, including the restoration of land following the completion of mining activities.

The particular provisions of the various state and territory environmental and planning statutes vary depending upon the jurisdiction. Despite variation in details, each state and territory has a system involving at least two major phases. First, obtaining the developmental approval and, if that is granted, obtaining the detailed operational pollution control licences, which authorize emissions up to a maximum level; and second, obtaining pollution control approvals, which authorize the installation of pollution control equipment and devices. In the first regulatory phase, an application to a regulatory authority is filed. If the developmental application is granted, the detailed pollution control licence may then be issued and such licence may regulate emissions to the atmosphere; emissions in waters; noise impacts, including impacts from blasting; dust impacts; the generation, handling, storage and transportation of waste; and requirements for the rehabilitation and restoration of land.

Each state and territory in Australia also has either a specific statute or certain sections in environmental and planning statutes relating to the contamination of land and vesting powers in the various regulatory authorities in respect of the remediation of contaminated land. Those statutes are based on varying policies — the primary difference between the statutes is that in certain states and territories, liability for remediation is placed upon the occupier of the land, regardless of the culpability of that occupier for the contamination. In most states and territories, however, primary liability for remediation is placed on the original polluter, whether or not the polluter still occupies the land. If the original polluter cannot itself carry out the remediation, then a number of the statutes contain provisions which enable recovery of the costs of remediation from the polluter as a debt or from the owner of the site if the original polluter is no longer solvent.

Accordingly, in most states and territories throughout Australia, mining activities involve a number of regulatory phases. Following exploratory investigations pursuant to an exploration licence, the activity proposed to be carried out must be the subject of an application for the activity or development. This phase of the regulatory process, usually involves the preparation of extensive documents to constitute the application, addressing all of the environmental impacts of the proposed activity. It also generally involves extensive notification and consultation with other relevant statutory authorities and members of the public. Once a decision is made to allow a mine to be developed by the grant of a development consent, permit or other approval, then a formal mining lease can be obtained under the mining statute. In addition, operational licences and approvals can then be applied for and obtained in relation to pollution control devices and emissions to the atmosphere, to waters and for noise.

Occupational Health and Safety

The combined effect of various state and federal statutes requires an employer to ensure that persons employed in a mine are safe from injury by providing a safe working environment and systems of work; safety machinery; equipment, plant and substances; and appropriate information, instruction, training and supervision.

In recognition of the specialized nature of mining and mining activities, specific occupational health and safety obligations have been mandated under state legislation that deals specifically with the coal mining industry.

Mining employers, owners, directors and managers, persons in control of work places, mine managers, supervisors and employees are all subject to these duties. The federal government is currently conducting a review of health and safety legislation with a view to harmonizing requirements across the country.

It is mandatory for an employer to have insurance coverage with respect to the compensation of injured workers; similar coverage is in effect throughout Australia which is of a no fault nature and which provides for benefits up to a prescribed level. The specific benefits vary by jurisdiction, but generally include the payment of weekly compensation to an incapacitated employee, together with payment of medical, hospital and related expenses. The injured employee may have a right to sue his or her employer for further damages if a case of negligence can be established.

Carbon Pollution Reduction Scheme

The Federal Labor Government ratified the Kyoto Protocol in December 2007. Under the treaty, Australia has a target of restricting greenhouse gas emissions to 108% of 1990 levels during the 2008 to 2012 commitment period. The Government has also committed to a 60% reduction in emissions by 2050, from 2000 levels. To assist in meeting these targets, the Australian Federal Government has announced that it intends to establish a cap and trade emissions trading scheme by July 2011, named the Carbon Pollution Reduction Scheme. This scheme will impose costs on greenhouse gas emissions that will affect our business – however, the Government is likely to provide some support for the coal industry for the first few years of the scheme. If efforts to reduce energy greenhouse gas emissions reduce coal consumption in favor of other energy resources, our revenue would decrease and our business would be adversely affected.

Foreign Investment

No specific restrictions apply in relation to foreign investment in Australia’s coal industry. However, under Australian law and the Australian Government’s foreign investment policy, certain acquisitions must be notified to obtain the prior approval of the Treasurer before proceeding. These include acquisitions of substantial interests in an Australian business where the value of the business’ total assets is, or the proposal values it, above US$100 million. It also includes (a) proposals to establish new businesses involving a total investment of US$10 million or more; (b) offshore takeovers of a foreign company whose Australian subsidiaries or assets are valued at more than US$200 million, and account for less than 50% of the target company’s global assets (different thresholds apply to U.S. investors); (c) acquisition of shares in a company or trust which holds more than 50% of its assets in Australian urban land (regardless of the value of that acquisition); and (d) all direct investments in an Australian foreign business by foreign governments or their agencies (irrespective of the size of that Australian business or value of that acquisition and made either directly or through a company that is owned 15% or more by a foreign government).

Power Industry

The Electric Power Law and the Electric Power Regulatory Ordinance

The Electric Power Law of the People’s Republic of China (the “Electric Power Law”) sets out the regulatory framework of the power industry. The Electric Power Law encourages power plant operators to focus on environmental protection and adopt new technology to decrease waste discharge.

In 2005, the State Council promulgated the Electric Power Regulatory Ordinance. The Electric Power Regulatory Ordinance sets forth regulatory requirements for many aspects of the power industry, including, among others, the issuance of electric power business permit, the regulatory inspections of power generators and grid companies and the legal liabilities from violations of the regulatory requirements.

Approvals and Licences for Power Plants

Applications for all new coal-fired power plants are required to be submitted to the NDRC for approval, as well as the State Council for significant power plant projects. According to the Provisions on the Administration of Electric Power Business Licenses, applicants are also required to obtain requisite permits, including an Electric Power Business for Power Generation and approvals related to plant site, land use rights, construction and the environment.

Pricing

Since 1996, the Electric Power Law has set forth general principles for determining power tariffs. The Interim Provisions for the Administration of Grid Power Price promulgated by NDRC states that tariffs are to be formulated to provide reasonable compensation for costs and a reasonable return on investment, to share expenses fairly and to promote the construction of power projects. With the exception of grid power prices set by governmental bids or power plans that produce alternative energy, grid power prices of new power plants within the same region should be uniform. The on-grid tariffs for planned output and excess output are subject to a review and approval process involving the NDRC and the provincial price bureaus. In 2004, the NDRC, with the approval of the State Council, issued a new policy to link thermal coal and power prices which will allow power generation companies to pass through 70% of certain increases in coal prices to end users through increases in on-grid tariffs. When the price of coal fluctuates significantly, grid power prices will be amended accordingly.

Safety

In accordance with the Measures for Regulating the Work Safety of Electricity, issued by the SERC, power plants are responsible for maintaining their safety operations in accordance with requirements set by the regional grid in which they are located. Power plants are required to report to the SERC and relevant local government authorities worker fatalities or serious or extraordinary accidents.

Coal Chemical Processing Industry

The State announced in the Coal Law its encouragement and support for coal mining enterprises and other enterprises to produce both coal and electricity, coking coal and coal chemicals. The NDRC issued the Notice of Strengthening the Administration of Coal Chemical Processing Industry and Improving the Healthy Development of the Industry, which was aimed at strengthening the coal chemical processing industry through the promotion of transportation safety, risk prevention and management standardization. According to the Enterprise Income Tax Law and its implementation regulations, enterprises that produce products using resources encouraged by industrial policies of the State are eligible for preferential tax treatment. If an enterprise uses any of the materials that are listed in the Catalogue of Income Tax Preference for Enterprises of Comprehensive Utilization of Resources as a major raw material in its product, the total income derived from such product for tax purposes will be reduced by 90%. Coke oven gas, one of the primary raw materials in our methanol production, is one of the materials listed on in the catalogue.

C.	Organizational Structure

As of the end of 2008, our Company consisted of 17 departments, namely the Secretariat of the Board of Directors, Audit Department of the Board of Directors, Department of Coordination, Department of Human Resources, Department of Financial Planning, Enterprise Management Department, Information Management Department, Enterprise Development Department, Risk Management Department, General Control Center, Department of Production Technology, Department of Safety Inspection, Electrical Engineering and Power Department, Ventilation and Dust Elimination Department, Geological Survey Department, Community Relationship Office and Technical Center.

The diagram below illustrates our organizational structure as of December 31, 2008, which the exception of Hua Ju Energy, which did not become our subsidiary until February 2009:

*	with the exception of Yancoal Australia Pty Limited and Austar Coal Mine Pty Limited, all of our Subsidiaries are located in the PRC

D.	Property, Plants and Equipment

Real Property and Leasehold Property

As of December 31, 2008, the net book value of our property, plant and equipment was RMB14,149.4 million. The Six Coal Mines and their production and ancillary facilities are primarily located in Shandong Province. We also own some assets in Shaanxi Province and Shanxi Province as well as in Australia. As of December 31, 2008, our Company collectively occupied an area of approximately 23.2 million square meters, of which approximately 5.6 million square meters is occupied by the Company in Shandong Province. Heze Nenghua owns approximately 384.4 thousand square meters of land, Shanxi Nenghua owns approximately 258.4 thousands square meters of land, Yulin Nenghua owns approximately 698.0 thousands square meters of land and Yancoal Australia owns approximately 16.2 million square meters of land. Hua Ju Energy owns 352,100.1 square meters of land. Under PRC law, we have freely transferable land use rights for a term of 50 years commencing from the respective dates when we acquired such land use rights in the PRC. In addition, land ownership held by Yancoal Australia is not subject to expiration pursuant to Australia law.

Coal Mines and Coal Production Facilities

The Six Coal Mines currently operated by us are all located in the southwestern part of Shandong Province. All of these mines are connected by our railway network, which provides access to our customers either directly or through the PRC national railway or highway system. We completed the acquisition of Austar Coal Mine on December 24, 2004.

We acquired 95.67% equity interest in Heze Nenghua on December 7, 2005 and increased our ownership interest to 96.67% on April 20, 2007. Heze Nenghua is primarily engaged to establish Zhaolou Coal Mine located at the Juye Coalfield in Shandong Province. In March 2009, Zhaolou Coal Mine commenced production.

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

The map below shows the location of the Six Coal Mines in Shandong Province and the connection of the railway system:

The map below shows the location of Austar Coal Mine:

The map below shows the location of Tianchi Coal Mine:

The map below shows the location of Zhaolou Coal Mine:

BEIJING
Tianjin
BO HAI
Hebei
Shijia Zhuang
Dezhou
Dongying
HUANG HE
Zibo
Handan
JINAN
TAI'AN
Changzhi
Anyang
Hebi
Zhao Lou Coal Mine
Shandong
Yanzhou
Zouchéng (data room)
Rizhao
Hézé
Jining
Tengzhou
WEISHAN LAKE
Zaozhuang
Luoyang
Zhengzhou
Lianyungang
Xuzhou
Jiangsu
Huaiyin
Anhui
Henan
112°
114°
116°
118°
120°
38°N
36°N
34°N
N
Provincial boundary
Railway
Main road
0
100
200
kilometres
CHINA
Location
500km

All of our coal mines are underground mines. The following table sets out detailed information for each of our Six Coal Mines in the southwestern part of Shandong Province:

	Nantun	Xinglong Zhuang	Baodian	Dongtan	Jining II	Jining III	Total
Background data:
Commencement of construction	1966	1975	1977	1979	1989	1993	N/A
Commencement of commercial production	1973	1981	1986	1989	1997	2000	N/A
Coalfield area (square kilometers)	35.2	59.81	36.4	60.0	87.1	105.1	383.61
Reserve data:(1) (millions tonnes as of December 31, 2008)
Total in-place proven and probable reserves(2)(3)	122.59	333.49	293.85	464.46	418.08	233.48	1,865.95
Mining recovery rate (%)	80.84	81.69	79.34	85.0	77.12	80.51	N/A
Coal preparation plant recovery rate (%)(4)	82.3	68.59	80.22	63.52	44.03	60.03	66.63
Depth of mine (meters underground)	397.0	429.2	474.7	710.0	593.0	556.0	N/A
Average thickness of main coal seam (meters)	8.60	8.29	8.81	8.41	6.78	6.20	N/A
Type of coal	Steam	Steam	Steam	Steam	Steam	Steam	N/A
Leased/owned	Owned	Owned	Owned	Owned	Owned	Owned	N/A
Assigned/unassigned(5)	Assigned	Assigned	Assigned	Assigned	Assigned	Assigned	N/A
Average calorific value (Kcal/kg)	5,572	5,881	5,890	5,586	5,467	5,412	N/A
Sulfur content (%)	0.74	0.47	0.52	0.60	0.56	0.52	N/A
Production data: (million tonnes)
Designed raw coal production capacity	2.4	3.0	3.0	4.0	4.0	5.0	21.4
Designed coal preparation input capacity	1.8	3.0	3.0	4.0	3.0	5.0	19.8
Raw coal production
1994	2.9	3.9	3.3	3.5	—	—	13.6
1995	3.6	3.8	3.6	3.8	0.2	—	15.0
1996	4.0	4.0	4.1	4.9	0.4	—	17.4
1997	3.9	4.1	4.0	4.9	0.8	—	17.7
1998	4.2	5.0	4.3	5.4	1.8	—	20.7
1999	4.0	6.1	4.7	6.1	3.2	—	24.1
2000	4.5	6.2	5.3	6.7	4.8	—	27.5
2001	4.9	6.6	6.2	7.1	4.1	5.1	34.0
2002	3.6	7.1	6.4	8.1	5.2	8.0	38.4
2003	4.7	7.0	7.3	8.2	6.0	10.1	43.3
2004	4.1	7.4	7.0	8.5	4.9	7.3	39.2
2005	4.0	6.6	5.0	7.5	4.5	7.0	34.6
2006	3.9	7.2	5.6	8.0	4.0	6.8	35.5
2007	3.9	6.8	5.8	7.6	3.4	5.3	32.8
2008	3.5	6.6	6.0	7.0	3.9	6.1	33.1
Cumulative raw coal production as of December 31, 2008	59.7	88.4	78.6	97.3	47.2	55.7	426.9

(1)	The reserve data including (i) total in-place proven and probable reserves, (ii) mining and coal preparation plant recovery rates; (iii) depth of mine; and (iv) average thickness of main coal seam are based on the relevant information from the report of independent mining consultants and/or the operating data derived from our record. The total in-place proven and probable reserves are reported after deduction of actual production volume and non-accessible reserves up to December 31, 2008. Non-accessible reserves are defined as the portion of identified resources estimated to be not accessible by application of one or more accessibility factors within an area. The report of the independent mining consultants for Nantun, Xinglong Zhuang, Baodian, Dongtan and Jining II was prepared by International Mining Consultants Limited, Nottinghamshire, United Kingdom (“IMC”) on February 16, 1998, and the Report for Jining III was prepared by SRK Consulting in August 2000.
(2)	In-place reserves refer to coal in-situ prior to the deduction of pillars of support, barriers or constraints for longwall mining.
(3)	See the individual description of each mine for relevant mining methods used.
(4)	Coal preparation plant recovery rate refers to the wash plant recovery rate of raw coal used during the production of our clean coal products.
(5)	“Assigned” reserves refer to coal which has been committed to a particular mining complex (mine shafts, mining equipment, and plant facilities), and all coal which has been leased by the company to others. “Unassigned” reserves refer to coal which has not been committed, and which would require new mineshafts, mining equipment, or plant facilities before operations could begin on the property.
(6)	Produced during trial production period.

Nantun Coal Mine. Nantun is located in the southern portion of our coalfield. Nantun began its commercial production initially in 1973 with a designed annual raw coal production capacity of 1.5 million tonnes of coal. In 1993, the designed annual production capacity for Nantun increased to 2.4 million tonnes after the completion of a renovation project. The main coal seam of Nantun is divided into two leaves. The thickness of the upper leaf averages 5.35 meters and the thickness of the lower leaf averages 3.21 meters. As of December 31, 2008, the total in-place proven and probable reserves on the main coal layer were approximately 122.6 million tonnes. At this mine, we generally use the fully-mechanized sublevel caving mining method to extract coal from the upper layer of the coal seam and use a fully-mechanized longwall system to mine the lower layer of the coal seam. Nantun produces coal from three work-faces.

The Nantun coal preparation plant produces mainly No. 2 and No. 3 Clean Coal and employs only jig machines. Most of the equipment used in the Nantun coal preparation plant was manufactured in the PRC.

Xinglongzhuang Coal Mine. Xinglongzhuang is located in the northern portion of our coalfield. The main coal seam of Xinglongzhuang is concentrated in one leaf with an average thickness of 8.3 meters. As of December 31, 2008, the total in-place proven and probable reserves on the main coal layer were approximately 333.5 million tonnes. At this mine, we principally use the fully-mechanized sublevel caving method to extract coal from the coal seam of Xinglongzhuang Coal Mine. Xinglongzhuang produces coal from two work-faces.

The Xinglongzhuang coal preparation plant produces No. 1, No. 2 and No. 3 Clean Coal. The principal pieces of equipment in the Xinglongzhuang coal preparation plant, including the jig machines, sink-and-float separation machines and floating separation machines were imported.

Baodian Coal Mine. Baodian is located in the central western portion of our coalfield. Certain sections of the main coal seam of Baodian are concentrated in one leaf, with an average thickness of 8.81 meters, and the remaining sections are divided into two leaves with average thickness of 5.74 meters for the upper leaf and 3.38 meters for the lower leaf. As of December 31, 2008, the total in-place proven and probable reserves on the main coal layer were approximately 293.8 million tonnes. At this mine, we generally use the fully-mechanized sublevel caving method to extract coal from the upper layer of the coal seam and use mechanized longwall faces to mine the lower layer of the coal seam. Currently, Baodian Coal Mine produces coal from two work-face.

The original design of the Baodian coal preparation plant is similar to that of the Nantun coal preparation plant. Subsequently, we remodeled the jig machines and added a modified sink-and-float separation processing system in the Baodian coal preparation plant. Most of the equipment used in the Baodian coal preparation plant was manufactured in the PRC. The principal products of the Baodian coal preparation plant are No. 2 and No. 3 Clean Coal.

Dongtan Coal Mine. Dongtan is located in the central eastern portion of our coalfield. Certain sections of the main coal seam consist of one layer with an average thickness of 8.41 meters, and the remaining sections are divided into two layers, with an average thickness of 5.38 meters for the upper layer and 3.22 meters for the lower layer. As of December 31, 2008, the main coal layer held approximately 464.5 million tonnes of in-place proven and probable reserves. At this mine, we generally use the fully-mechanized sublevel caving method to extract coal from the sections of the coal seam with one layer of coal and the upper layer in the sections with two layers of coal. Dongtan Coal Mine operates two work-faces.

Most of the equipment used in the Dongtan coal preparation plant, including the jig machines, a modified sink-and-float separation processing system, was manufactured in the PRC. The principal products of the Dongtan coal preparation plant are No. 2 and No. 3 Clean Coal.

Jining II Coal Mine. Jining II is located in the northern portion of the Jining coalfield. Certain sections of the main coal seam of Jining II are concentrated in one layer, with an average thickness of 6.78 meters, and the remaining sections are divided into two layers, with an average thickness of 2.1 meters for the upper leaf and an average thickness of 4.68 meters for the lower leaf. As of December 31, 2008, the total in-place proven and probable reserves on the main coal layer were approximately 418.1 million tonnes. At this coal mine, we use mainly the fully-mechanized sublevel caving method to extract coal from the upper layer of the coal seam and use mechanized longwall faces to mine the lower layer of the coal seam. Jining II Coal Mine produces coal from three work-faces.

The main equipment used in Jining II is jig machines, most of which are manufactured in the PRC. The principal products of the Jining II coal preparation plant are No. 2 and No. 3 Clean Coal.

Jining III Coal Mine. Jining III is located in the southern portion of the Jining coalfield and covers an area of 110.0 square kilometers. Jining III commenced commercial production on December 28, 2000, having a designed annual raw coal production capacity of five million tonnes. As of December 31, 2008, the total in-place proven and probable reserves on the main coal layer were approximately

233.5 million tonnes. The average thickness of the main coal seam of Jining III is 6.2 meters. At this mine, we mainly rely on the fully-mechanized sublevel caving method to extract coal from three work-faces in Jining III Coal Mine.

The main pieces of equipment used in Jining III are jig machines, which were imported from Germany. The principal products of the Jining III coal preparation plant are No. 2 and No. 3 Clean Coal.

The following table sets out detailed information for our Austar, Tianchi and Zhaolou mines:

	Austar	Tianchi	Zhaolou	Total
Background data:
Commencement of construction(1)	1998	2004	2004	N/A
Commencement of commercial production(1)(2)	2000	2006	2009	N/A
Coalfield area (square kilometers)	63.0	20.0	144.89	227.89
Reserve data:(3) (millions tonnes as of December 31, 2008)
Recoverable reserves(4)(5)	48.0	28.47	106.0	182.47
Depth of mine (meters underground)	300	225	905	N/A
Average thickness of main coal seam (meters)	5.30	4.56	8.02	N/A
Type of coal	Semi-hard coking coal	Steam	1/3 coking coal	N/A
Leased/owned	Owned	Owned	Owned	N/A
Assigned/unassigned(6)	Assigned	Assigned	Assigned	N/A
Average calorific value (Kcal/kg)	6,196	5,177	6,937	N/A
Sulfur content (%)	1.30	0.90	0.53	N/A
Production data: (million tonnes)
Designed raw coal production capacity	2.0	1.2	3.0	5.2
Designed coal preparation input capacity	2.0	—	—	2.0
Raw coal production
2006	0.4	0.1	—	0.5
2007	1.6	1.2	—	2.8
2008	1.9	1.1	—	3.0
Cumulative raw coal production as of December 31, 2008	3.9	2.4	—	6.3

(1)	With respect to Tianchi Coal Mine, “start of construction” refers to “the redevelopment and expansion”; “start of commercial production” refers to “commencement of production after completion of redevelopment and expansion”.
(2)	Austar Coal Mine was shut down in 2004 as the result of a fire. We acquired Austar Coal Mine in 2004 and implemented a production expansion and technology upgrade in 2005. Austar Coal Mine resumed partial operation in October 2006.
(3)	The reserve data (except for Austar Coal Mine) including (i) recoverable reserves; (ii) depth of mine; and (iii) average thickness of main coal seam is based on the relevant information from the report of independent mining consultants and/or the operating data derived from our record. Recoverable reserves are reported after deduction of actual production volume and non-accessible reserves up to December 31, 2008. Non-accessible reserves are defined as the portion of identified resources estimated to be not accessible by application of one or more accessibility factors within an area. The report of the independent mining consultant for Tianchi Coal Mine and Zhaolou Coal Mine was prepared by Minarco Asia Pacific Pty Limited in May 2006, which is incorporated by reference as Exhibit 15.1 to this annual report.
(4)	Recoverable reserves refer to the amount of proven and probable reserves that can be recovered after taking into account all mining and preparation losses that occur during the processing of coal after it is mined.
(5)	See the individual description of each mine for relevant mining methods used.
(6)	“Assigned” reserves refer to coal which has been committed to a particular mining complex (mine shafts, mining equipment, and plant facilities), and all coal which has been leased by the company to others. “Unassigned” reserve refers to coal which has not been committed, and which would require new mineshafts, mining equipment, or plant facilities before operations could begin on the property.

Austar Coal Mine. Austar Coal Mine is an underground mine located in Hunter Valley, New South Wales, Australia and is accessible by railway. Austar Coal Mine covers an area of 63.0 square kilometers. Austar Coal Mine was constructed in 1998 and commenced commercial production in 2000.

In 2003, an underground fire occurred at Austar Coal Mine when it was still owned by Southland Coal Pty Limited, resulting in the closing of the mine. On December 24, 2004, Yanzhou Coal acquired the entire interest in the Austar Coal Mine for approximately AUD32 million from Southland Coal Pty Limited, an independent third party.

We invested in the reconstruction, capacity expansion and technology upgrade of Austar Coal Mine in 2005 with a planned budget of AUD230.3 million, which included funding for equipment and machinery. After we completed the foregoing investment in Austar Coal Mine, the mine resumed commercial production in October 2006.

Austar Coal Mine produces semi-hard coking coal and semi-soft coking coal. The average thickness of the main coal seam of Austar Coal Mine is 5.30 meters. As of December 31, 2008, the mine’s total recoverable reserves were approximately 48.0 million tonnes. At this mine, we principally use the fully-mechanized caving method to extract coal from the coal seam of Austar Coal Mine. Currently, Austar Coal Mine operates with one work-face.

The main equipment used in Austar Coal Mine is the heavy-medium cyclone machine. These heavy-medium cyclone machines are manufactured in Australia and have an average service life of approximately four years.

We have not contracted the mining operations at Austar to third party mining contractors. The operations at Austar Coal Mine are powered by electricity from local power grids. We ship the coal products from the Austar Coal Mine to Newcastle Port via railway.

Tianchi Coal Mine. Tianchi Coal Mine is an underground mine located in Heshun County of Shanxi Province, with an area of approximately 20 square kilometers.

After obtaining approval from the State Development Reform Committee on December 31, 2004, Tianchi Coal Mine underwent redevelopment and expansion. In 2006, we gained control over Tianchi Coal Mine in the acquisition of Shanxi Nenghua and its subsidiary, Tianchi Energy. See “Item 4. — History and Development of Our Company — Acquisition of Shanxi Nenghua”. We incurred RMB41.3 million for construction work and equipment purchases to expand Tianchi Coal Mine. The designed production capacity of Tianchi Coal Mine was increased from 300,000 tonnes to 1.2 million tonnes per annum in 2006. We currently do not have plans to further increase the capacity or operations of the mine. On November 3, 2006 Tianchi Coal Mine commenced commercial production.

Tianchi Coal Mine is operated by inclined shaft development, and it produces mostly lean coal and meager lean coal. The average thickness of this target coal seam is 4.56 meters. As of December 31, 2008, the total recoverable reserves of Tianchi Coal Mine were approximately 28.47 million tonnes. We principally use the longwall caving mining method to extract coal from the one work-face at Tianchi Coal Mine.

In 2008, Tianchi Coal Mine underwent a technological upgrade and installed a sink-and-float separation processing system. The primary piece of equipment in this system are slanted wheel separators, which are manufactured in China. Tianchi Coal Mine primarily produces steam coal.

We do not employ mining contractors at Tianchi Coal Mine. The operations at Tianchi Coal Mine are powered by electricity from local power grids. We ship coal products from the Tianchi Coal Mine to Hebei Province and surrounding areas on the Yangshe Railway as well as the national railway network.

Zhaolou Coal Mine. Zhaolou Coal Mine is an underground longwall mine located in the central portion of Juye Coal Field in Shandong Province. Zhaolou Coal Mine covers an area of approximately 145 square kilometers, and is accessible by roadway and railway.

We acquired Zhaolou Coal Mine through the acquisition of Heze Henghua from Yankuang Group. See “Item 4. — History and Development of Our Company ”. The construction of Zhaolou Coal Mine was completed by the first quarter of 2009. Zhaolou Coal Mine has a designed annual raw coal production capacity of three million tonnes. Zhaolou Coal Mine produces  1/3 coking coal and steam coal. The average thickness of the main coal seam of Zhaolou Coal Mine is seven to nine meters. The total recoverable reserves of Zhaolou Coal Mine were approximately 106.0 million tonnes as of December 31, 2008. We will principally use the longwall caving mining method to extract coal from the coal seams of Zhaolou Coal Mine.

The Company currently plans to build one coal preparation plant at Zhaolou Coal Mine. The main pieces of equipment used in Zhaolou Coal Mine are coal mining machines, tunnel boring machines, friction hoists, synchronous motors and axial fans. We have invested an aggregate of RMB2,538.8 million in Zhaolou Coal Mine as of December 31, 2008.

We do not employ mining contractors at Zhaolou Coal Mine. The operations at Zhaolou Coal Mine are powered by electricity from local power grids.

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

Beginning 2008, we made provisions of RMB5 per tonne of coal extracted to serve as mining right resource compensation fees as our annual fees for the mining right of the Five Coal Mines, in anticipation of Shandong Province’s implementation of detailed rules for resource compensation fees. For the year ended December 31, 2008, our collective provision for resource compensation fees for the Five Mines was approximately RMB135.1 million.

Jining III Coal Mine

Pursuant to the Jining III Coal Mine Acquisition Agreement dated August 4, 2000 entered into between us and the Controlling Shareholder, the consideration for the mining right of Jining III Coal Mine is approximately RMB132.5 million, which shall be paid to the Controlling Shareholder in ten equal annual interest free installments commencing from 2001. During 2008, we paid RMB13.2 million to the Controlling Shareholder.

Austar Coal Mine

We obtained an exploration license for Austar Coal Mine from the NSW Department of Primary Industries on April 21, 2005. Pursuant to the underlying Asset Sale Agreement, we were obligated to pay AUD4.0 million after obtaining the exploration license to the new exploration site adjacent to the Austar Coal Mine.

Tianchi Coal Mine

We acquired Shanxi Nenghua for RMB748.3 million, of which RMB136.6 million was consideration for the mining right of Tianchi Coal Mine.

Zhaolou Coal Mine

On January 30, 2008, our shareholders approved the purchase of the mining rights of Zhaolou Coal Mine by Heze Nenghua for RMB747.3 million. On May 5, 2008, the acquisition was also approved by the relevant regulatory authorities regulating national land and resources.

Railway Assets

Our Railway Assets consist of 13 diesel locomotives, 18 steam locomotives, 313 rail cars, and approximately 204 kilometers of special purpose coal transportation railway tracks that connect most of our coal mines with production units of Yankuang Group and our largest end-user, Zouxian Power Plant. The railway network connects to two of major national railways, namely, the Beijing-Shanghai Railway and Yanzhou-Shijiugang Railway. As of December 31, 2008, our Railway Asset Department employed approximately 3,557 employees.

Methanol and Electric Power Plants

Yulin Nenghua. We have constructed a 600,000 tonne methanol plant in Yulin City of Shaanxi Province, which is operated by our subsidiary, Yulin Nenghua. The primary pieces of equipment at the methanol plant include steam turbines, GEA air-cooler exchangers, gasifiers and gasification compressors. Yulin Nenghua also operates a supporting power plant at the same location with a 60 megawatt installed capacity.

Tianhao Chemicals. We have constructed a 100,000 tonne methanol plant and a supporting power plant with 24 megawatt installed capacity in Xiaoyi City of Shanxi Province through our subsidiary, Tianhao Chemicals. The methanol plant includes equipment such as low pressure wet type spiral gas cabinets, coke oven gas compressors, reformers and converters.

Coal-fired Power Plants

Hua Ju Energy. The headquarters of Hua Ju Energy is located in Zoucheng city of Shandong Province. Hua Ju Energy owns and operates six power plants, each of which is located near one of our major coal mines. Those power plants include Nantun power plant at Nantun Coal Mine, Xinglongzhuang power plant at Xinglongzhuang Coal Mine, Baodian power plant at Baodian Coal Mine, Dongtan power plant at Dongtan Coal Mine, Jining II power plant at Jining II Coal Mine and Jidongxincun power plant at Jining III Coal Mine. The aggregate installed capacity of these six power plants is 144 megawatts and the annual power generation capacity and heat supply capacity are 1.1 billion kilowatt-hours and one million steam tonnes, respectively.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

There are no unresolved staff comments from the Securities Exchange Commission.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the information set forth in our consolidated financial statements, together with the related notes, included in this annual report.

A.	Operating Results

During the period covered by this annual report, we operated and generated revenue from three business segments:

•	coal products;

•	railway transportation services; and

•	methanol and electric power.

Coal Products

We are primarily engaged in the production of coal, which revolves around the underground mining, preparation and processing of coal. Our premium quality coal products primarily include steam coal used by power plants and coking coal and pulverized coal for blast furnace injection used by metallurgical mills. We sold our coal products to domestic customers predominately located in the economically more developed Eastern China, targeting power plants, metallurgical mills, construction material manufacturers, chemical manufacturers among other customers. We also export a portion of our coal products to international customers located in East Asia. In 2008, we produced 36.1 million tonnes of raw coal, and sold 37.6 million tonnes of coal, which included 2.6 millions tonnes of externally purchased coal. Domestic gross sales of coal accounted for 75.3%, 88.4% and 91.1% of our total revenue during 2006, 2007 and 2008, respectively; and overseas gross sales of coal conducted through export agents and by Yancoal Australia accounted for 23.5%, 10.3% and 7.5%, respectively, of our total revenue for the same periods. In 2008, inter-segment sales of our coal mining segment amounted to RMB131.7 million, which primarily consist sales of coal to our electric power operations.

Railway Transportation Services

We also own a railway network consisting of 204 kilometers of railway track, which we use primarily to transport coal. To supplement and enhance our coal production and sales operations, we provide railway transportation services to our customers, the Controlling Shareholder and other independent parties. In 2008, we transported a total of 191.9 million tonnes of goods on our railway network, compared to 178.6 million tonnes in 2007 and 194.9 million tonnes in 2006.

Our railway transportation service income represents our external sales generated from our railway transportation services, which consists of two components, namely (i) transportation service fees for coal purchased on an ex-mine basis, an arrangement where customers bear the transportation cost of coal; and (ii) transportation service fees generated from third parties for the transport of other goods. In 2008, our railway transportation service income totaled RMB247.2 million. External sales are recorded as revenue for the period, and the costs of providing these services are recorded as our cost of transportation services. In 2008, inter-segment sales of our railway transportation segment amounted to RMB88.5 million, which primarily consist transportation service fees charged to our coal mining segment on an ex-mine basis. For more information on segment revenues, results, inter-segment eliminations and segment balance sheet items, see Note 6 to the financial statements.

Methanol and Electric Power

We commenced the production of methanol and electric power in September 2008 through Tianhao Chemicals. In 2008 Tianhao Chemicals produced 20,000 tonnes of methanol and sold 16,000 tonnes of the same for RMB38.6 million in revenue. The supporting power plant at Tianhao Chemicals produced 70.38 million kWh and sold 68.74 million kWh of the same for RMB14.9 million in revenue. Due to a key supplier’s closure, we temporarily suspended methanol production at Tianhao Chemicals in October 2008 and have not resumed production as of the date of this annual report. Tianhao Chemical sustained an operating loss of RMB59.1 million in 2008, which represented approximately 0.2% of our revenue in 2008, which did not have a material impact on our results of operation. Based on projected forecast of sales, we do not consider there is any impairment on our fixed assets.

In December 2008, we also commenced trial operations at our Yulin Nenghua methanol plant, which also has a power plant at its facilities. Yulin Nenghua did not sell any methanol in 2008, but sold 181.1 million kWh of electric power for RMB44.9 million in revenue.

The invoiced value of coal sold includes returns, discounts, sales related taxes, port fees and other fees, and, in certain cases, transportation costs payable by customers. Our revenue generated from gross sales of coal equals the invoiced value of coal sold, net of returns, discounts and sales related taxes. Net sales of coal represent the invoiced value of coal sold less returns, discounts, sales taxes, port fees and other fees, and if the invoiced value includes transportation costs payable by customers, these cost are deducted from the invoiced price to calculate net sales of coal. Sales taxes and other fees consist primarily of (i) business tax paid at 5% of our revenue, except for revenue from our coal transportation services, which is calculated at 3%; (ii) city construction tax and education surcharge calculated at 7% and 3%, respectively, on the total amount of VAT payable and business tax payable; and (iii) a resource tax calculated at a fixed rate for every tonne of raw coal sold or consumed in the production of clean coal. Our applicable resource tax rate is RMB3.6 per tonne in Shandong Province and RMB3.2 per tonne in Shanxi Province. Such taxes are payable to the local tax bureau.

The following table sets forth our income statement and the percentage of each line item to our total revenue:

	2006		2007		2008
	RMB million	%	RMB million	%	RMB million	%
Total revenue	12,944.0	100.0	15,110.5	100.0	24,903.1	100.0
Gross sales of coal	12,783.6	98.8	14,906.7	98.7	24,557.5	98.6

	2006		2007		2008
	RMB million	%	RMB million	%	RMB million	%
Railway transportation service income	160.4	1.2	203.7	1.3	247.2	1.0
Gross sales of electric power	—	—	—	—	59.8	0.2
Gross sales of methanol	—	—	—	—	38.6	0.2
Transportation costs of coal	(936.6)	(7.2)	(549.8)	(3.6)	(508.7)	(2.0)
Cost of sales and service provided	(6,190.1)	(47.8)	(7,331.9)	(48.5)	(11,816.8)	(47.5)
Cost of electric power	—	—	—	—	(88.3)	(0.4)
Cost of methanol	—	—	—	—	(37.8)	(0.2)

Gross profit	5,817.3	45.5	7,228.7	48.5	12,451.5	50.0
Selling, general and administrative expenses	(2,230.1)	(17.2)	(2,854.7)	(18.9)	(3,832.0)	(15.4)
Share of loss of an associate	—	—	(2.4)	0.02	(67.4)	(0.2)
Other income	165.8	1.3	198.9	1.3	351.5	1.4
Interest expense	(26.3)	(0.2)	(27.2)	(0.2)	(38.4)	(0.2)

Profit before income taxes	3,726.6	28.8	4,543.3	30.1	8,865.2	35.6
Income taxes	(1,354.7)	(10.5)	(1,315.5)	(8.7)	(2,385.6)	(9.6)

Profit for the year	2,372.0	18.3	3,227.8	21.4	6,479.6	26.0

The following discussion and analysis are based on financial statements prepared in accordance with the IFRS.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

Total revenue

Our total revenue in 2008 increased by RMB9,792.6 million, or 64.8%, from RMB15,110.5 million in 2007 to RMB24,903.1 million, primarily due to the increase in the revenue from coal products segment. In addition, the increase in our railway transportation service income and, to a lesser extent, our gross sales of methanol and electricity power also contributed to the increase of our total revenue.

Gross sales of coal represent the invoiced value of coal sold, net of returns, discounts and sales related taxes. Our gross sales of coal increased by RMB9,650.8 million, or 64.7%, from RMB14,906.7 million in 2007 to RMB24,557.5 million in 2008. The increase in gross sales of coal was primarily due to the increased average selling price of our coal products as well as, to a lesser extent, the increase in the sales volume of coal. The average price of our Company’s coal products increased 56.6% in 2008 compared with our average price in 2007. The increase in the average selling price of our coal product reflected the increase in domestic coal prices, which was consistent with the significant price increases in the international coal market in the first three quarters of 2008 and strong domestic demand growth. Total sales volume of our coal products increased by 7.0% from 35.1 million tonnes to 37.6 million tonnes, which primarily consisted of the coal products we purchased from external sources for resale purposes, due to strong market demand. Prior to the significant increase in our revenue generated from the sales of externally purchased coal in 2008, which amounted to approximately RMB1,889.0 million, we record such revenue under other income in our income statement. The amount of gross sales of externally purchased coal in 2007 and 2006 were approximately RMB395.8 million and RMB347.9 million, respectively. No reclassification for previous periods has been made because of immateriality.

Our railway transportation service income was RMB247.2 million in 2008, representing an increase of RMB43.5 million, or 21.3%, from RMB203.7 million in 2007. The increase was primarily due to an approximate 2.1 million tonne increase in the coal transported on our railway network for coal sales where transportation expenses were charged on an ex-mine basis to customers.

In 2008, we generated RMB59.8 million and RMB38.6 million from our new methanol and electric power businesses, respectively. Revenue from these two businesses collectively did not represent a significant portion of our total revenue in 2008. However, we did not commence methanol production until the last quarter of 2008 and expect methanol sales to increase in future periods when the domestic methanol market recovers.

Transportation costs of coal

Transportation costs of coal primarily consist of railway, waterway and roadway transportation costs charged by carriers who deliver our coal products to our customers. Our transportation costs of coal decreased by RMB41.1 million, or 7.5%, from RMB549.8 million in 2007 to RMB508.7 million in 2008. The decrease was primarily due to the decrease in our export sales (excluding the sales conducted by Yancoal Australia), for which we incurred transportation expenses to deliver our coal products on the PRC national railway network to ports.

Net sales of coal represent the invoiced value of coal sold less returns, discounts, sales taxes, port fees and other fees. In transactions where the invoiced value includes transportation costs payable by customers, such transportation costs are deducted from the invoiced price to calculate net sales of coal. Net sales of coal increased by RMB9,691.9 million, or 67.5%, from RMB14,356.9 million in 2007 to RMB24,048.8 million in 2008 primarily due to the increase in our gross sales of coal and the decrease in transportation costs of coal.

Cost of sales and service provided

Our cost of sales and service provided represents the direct costs of our coal production and transportation services, which primarily consists of materials costs, wages and employee benefits, depreciation and amortization expenses, land subsidence, restoration, rehabilitation and environmental costs and cost of traded coal. In 2008, our total cost of sales and service provided increased by RMB4,484.9 million, or 61.2%, to RMB11,816.8 million from RMB7,331.9 million in 2007.

The increase in our cost of sales and service provided was primarily due to (i) the significant increase in land subsidies, restoration, rehabilitation and environmental costs; (ii) an addition of RMB1,810.3 million as cost of traded coal, which represented the amount we paid for externally purchased coal; and (iii) the increase in cost of materials due to the increase in commodity prices. The increase was partly offset by the allocation of repair and maintenance expenses to selling, general and administrative expenses, which was previously charged to cost of sales. Repair and maintenance expenses in 2008 represented mainly repairs to general property, plant and equipment not directly related to mining equipment and were not directly related to our coal sales. The amounts reclassified were immaterial individually and collectively in relation to our income statement as a whole, so previous periods were not adjusted.

The cost per tonne of the Company’s coal products based on the net sales of coal was RMB274.36 in 2008, representing an increase of RMB78.36, or 40.0%, compared with RMB196.0 in 2007. This increase in cost per tonne of coal sold was mainly attributable to (i) the increase in land subsidence ground structure compensation expenses due to government policy changes in 2008 that increased the basis for calculating compensation and reclamation costs and enlarged the area surrounding our mining sites that is subject to reclamation and (ii) the increase in restoration and rehabilitation costs and ancillary compensation, such as the costs of relocating inhabitants and compensating them for their property losses. See “ — Critical Accounting Policies — Provision for land subsidence, restoration, rehabilitation and environmental costs”. Our cost per tonne of coal also increased because of the increase in cost of materials resulting from higher commodity prices and the increase in employee wages.

Cost of electric power

Our cost of electric power operations primarily represents raw material and labor costs. In 2008, when we commenced the operation of power generation business, our cost of power generation was RMB88.3 million.

Cost of methanol

Our cost of methanol primarily represents raw materials, labor costs and other manufacturing overhead. In 2008, when we commenced the methanol production business, our cost of methanol production was RMB37.8 million.

Selling, general and administrative expenses

Our selling, general and administrative expenses was RMB3,832.0 million in 2008, representing an increase of RMB977.4 million, or 34.2%, from RMB2,854.7 million in 2007. The increase in our selling, general and administrative expenses was primarily due to (i) an addition of RMB390.4 million in repair and maintenance expenses that resulted from a change in accounting practice to charge repair and maintenance expenses (which was previously charged to our cost of sales and services provided) to selling, general and administrative expenses in 2008, (ii) the increase in wage and employee benefit expenses for our sales and administrative staffs of RMB281.0 million that resulted from the increase in the average salaries as well as the number of our marketing and administrative staff member, (iii) the loss of approximately RMB198.5 million with respect to book value of the liabilities of Yancoal Australia denominated in US dollar, which was primarily due to the depreciation of Australian dollars against U.S. dollar and (iv) provisions for coal price adjustment funds at RMB8 per tonne that are levied by the government of Jining city, Shandong Province since August 2007.

Share of loss of an associate

Our share of loss of an associate was RMB67.4 million in 2008, representing an significant increase of RMB64.9 million, from RMB2.4 million in 2007. The increase was primarily due to our share of loss of approximately RMB67.4 million in Huadian Zouxian Power Generation Company Limited, which was primarily due to the significant increase of steam coal price in the first three quarters of 2008, based on our relative ownership interest in the associate company.

Other income

Our other income increased by RMB152.6 million, or 76.7%, to RMB351.5 million in 2008 from RMB198.9 million in 2007. The increase was primarily due to the RMB132.2 million increase in interest income we recovered from a defaulted entrusted loan (See “Item 8. Financial Information – Legal Proceedings and Arbitration”) and the RMB39.4 million increase in interest income from bank deposits. Our other income in 2007 included the net profit of our sales of externally purchased coal in 2007, calculated by gross sales of externally purchased coal net of cost for externally purchased coal and other relevant costs and expenses, was approximately RMB20.0 million. Sales of externally purchased coal in 2008 included in gross sales of coal. See “— Total revenue” above.

Interest expenses

Our interest expenses increased by RMB11.1 million, or 40.9%, from RMB27.2 million in 2007 to RMB38.4 million in 2008. The increase was primarily due to the interest payments of approximately RMB12.0 million for bank borrowings of Yancoal Australia, which was repaid before December 31, 2008.

Profit before income tax

As a result of the foregoing, our profit before income taxes increased by RMB4,321.9 million, or 95.1%, from RMB4,543.3 million in 2007 to RMB8,865.2 million in 2008.

Income tax expenses

Our income tax expenses increased by RMB1,070.1 million, or 81.3%, to RMB2,385.6 million in 2008 despite the enactment of a new income tax law on January 1, 2008 that lowered our tax rate from 33% to 25%. The increase was primarily reflected a 95.1% increase in our taxable income. The increase has been partially offset by an increase in deferred tax assets arising from an increase in temporary difference in respect of unpaid provision of salaries and wages and provision of compensation fees for mining rights and land subsidence, restoration, rehabilitation and environment costs, which were charged but not paid as of the end of the year.

Profit for the year

As a result, our profit for the year increased by RMB3,251.8 million, or 100.7%, to RMB6,479.6 million in 2008 from RMB3,227.8 million in 2007.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

Total revenue

Our total revenue in 2007 increased by RMB2,166.5 million, or 16.7%, from RMB12,944.0 million in 2006 to RMB15,110.5 million in 2007, primarily due to the increase in our gross sales of coal. The increase in our railway transportation service income also contributed to the increases of our total revenue.

Our gross sales of coal increased by RMB2,123.2 million, or 16.6%, from RMB12,783.6 million in 2006 to RMB14,906.7 million in 2007. The increase in gross sales of coal was primarily due to the increased average selling price of our coal products as well as the increase in the sales volume of coal. The increase in the average selling price of our coal product reflected the increase in domestic coal prices, which was attributable in part to growing domestic demand and a shortage in coal supply. In addition, we also increased our sales of coal to construction materials and chemical manufacturers, who generally purchase coal at a higher price than power plants. Our total sales volume increased by 1.3% from 34.6 million tonnes to 35.1 million tonnes primarily due to increased sales volume from Shanxi Nenghua and Yancoal Australia. These two mines commenced commercial production in the fourth quarter of 2006 and substantially increased their 2007 coal sales volume by 1.1 million tonnes and 1.2 million tonnes, respectively, from the prior year. However, the increases in sales volume of the coal products from these two newly operated mines were offset by the decreased coal sales volume of approximately 1.8 million tonnes by our Six Coal Mines.

Our railway transportation service income was RMB203.7 million in 2007, representing an increase of RMB43.3 million, or 27.0%, from RMB160.4 million in 2006. The increase was primarily due to an increase in the volume of coal transported on our railway network for coal sales where transportation expenses were charged on an ex-mine basis to customers.

As we did not commence our methanol and electric power businesses until 2008, no comparative analysis of that segment is provided.

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

The cost per tonne of the Company’s coal products based on the net sales of coal was RMB196.0 in 2007, representing an increase of RMB25.9, or 15.2%, compared with RMB170.2 in 2006. This increase in cost per tonne of coal sold was attributable to a number of internal and external factors, including

(i) increase in depreciation expense, (ii) decrease in production volume from the previous year, (iii) the increase in employees’ wages and (iv) the increase in price of the materials used for the repair and maintenance of our assets.

In 2007, the Company classified retirement insurance costs relating to coal mining employees as cost of sales. These amounts were inadvertently classified as selling, general and administrative expenses in 2005 and 2006 but have not been reclassified to cost of sales because the amounts were immaterial.

Selling, general and administrative expenses

Our selling, general and administrative expenses was RMB2,854.7 million in 2007, representing an increase of RMB624.6 million, or 28.0%, from RMB2,230.1 million in 2006. The increase in our selling, general and administrative expenses was primarily due to (i) an increase of RMB599.3 million in the selling, general and administrative expenses of Yanzhou Coal, which was mainly attributable to an increase in employee wages and partly attributable to obsolete coal pillars and other mine structures of RMB339.7 million written off and local government levy of RMB105.4 million computed at 2.9% of the coal sales of Yanzhou Coal, (ii) the addition of Shanxi Nenghua’s selling, general and administrative expense of RMB63.8 million (iii) the organization cost and administration expenses of our projects under construction and other administrative expenses of RMB99.6 million. However, the increases were partly offset by the decrease of RMB85.1 million in the selling, general and administrative expenses of Yancoal Australia in 2007 from the prior year. The change in classification of retirement insurance and wage surcharge as a cost of sales and service provided, which was previously recorded under selling, general and administrative expenses also offset RMB408.1 million of the increase in our selling, general and administrative expenses in 2007.

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

Profit for the year

As a result, our profit for the year increased by RMB857.5 million, or 36.1%, to RMB3,227.8 million in 2007 from RMB2,372.0 million in 2006.

B.	Liquidity and Capital Resources

Our principal sources of cash in 2008 were cash generated from operating activities and, to a lesser extent, the principal and interest recovered from an entrusted loan that was in default. See “Item 8. — Financial Information – Legal Proceedings and Arbitration”. In 2008, we primarily used cash to fund our working capital, purchases property, plants and equipment, distribute shareholder dividends and the acquisition of Zhaolou Coal Mine.

Cash Flows

The following table sets forth our cash flow for each of the three years ended December 31, 2006, 2007 and 2008:

	Year ended December 31,
	2006	2007	2008
	(RMB’000)	(RMB’000)	(RMB’000)
Cash and cash equivalents at beginning of year	5,885,581	4,715,945	4,424,561
Net cash generated from operating activities	3,767,156	4,558,649	7,095,477
Net cash used in investing activities	(3,625,523)	(3,790,945)	(2,091,489)
Net cash used in financing activities	(1,291,549)	(1,018,699)	(921,668)
Net increase/(decrease) in cash and cash equivalents	(1,149,916)	(250,995)	4,082,320
Cash and cash equivalents at end of year	4,715,945	4,424,561	8,439,578

Cash flow from operating activities

We had a net cash inflow from operating activities of RMB7,095.5 million in 2008 as a result of our cash generated from operations of RMB9,056.6 million less interest and income tax we paid in 2008. Our cash generated from operating activities in 2008 mainly consisted of (i) our operating cash flows before movements in working capital of RMB10,150.5 million, which consisted RMB8,865.2 million as profit before income taxes and was partly adjusted by depreciation of property, plant and equipment and impairment loss on property, plant and equipment; (ii) an increase in movement in land subsidence, restoration, rehabilitation and environmental cost of RMB431.3 million and (iii) an increase in bills and account payable of RMB263.8 million. Our net cash from operating activities was partly offset by (i) an increase in prepayments and other current assets of RMB1,242.0 million; (ii) an increase in inventories of RMB405.2 million; and (iii) an increase in bills and accounts receivable of RMB217.0 million.

We had a net cash inflow from operating activities of RMB4,558.6 million in 2007 as a result of our cash generated from operations of RMB5,992.7 million less interest and income tax we paid in 2007. Our cash generated from operating activities in 2007 mainly consisted of (i) our operating cash flows before movements in working capital of RMB6,042.7 million, which consisted RMB4,543.3 million as profit before income taxes and was partly adjusted by depreciation of property, plant and equipment and impairment loss on property, plant and equipment; and (ii) an increase in other payables and accrued expenses of RMB622.1 million. Our net cash from operating activities was partly offset by (i) an increase in bills and accounts receivable of RMB536.7 million; (ii) a decrease in amount due to our Parent Company and its subsidiaries of RMB315.1 million; and (iii) an increase in prepayments and other current assets of RMB108.6 million.

We had a net cash inflow from operating activities of RMB3,767.2 million in 2006 as a result of our cash generated from operation of RMB5,472.1 million less interest and income tax we paid in 2006. Our cash generated from operating activities in 2006 mainly consisted of (i) our operating cash flows before movements in working capital of RMB4,794.3 million, which consisted RMB3,726.6 million as profit before income taxes and was partly adjusted by depreciation of property, plant and equipment, impairment loss on property, plant and equipment and interest income; (ii) an increase in amount due to our Parent Company and its subsidiaries of RMB471.5 million; and (iii) an increase in bills and accounts payable of RMB235.9 million. Our net cash from operating activities was partly offset by (i) the increase in inventories of RMB66.2 million; and (ii) the increase in prepayment for land subsidence, restoration, rehabilitation and environmental cost of RMB55.4 million.

Cash flows from investing activities

Our net cash used in investing activities was RMB2,091.5 million in 2008. Net cash used in investing activities primarily consisted of (i) the capital expenditures for property, plant and equipment of approximately of RMB2,027.0 million; and (ii) our acquisition of mining right in Zhaolou Coal Mine for RMB747.3 million. The increase in net cash used in investing activities was partially offset by (i) a decrease in other loan receivables of RMB640.0 million resulting from our recovery of the principal amount entrusted loan that was in default; and (ii) a decrease in term deposits of RMB141.6 million.

Our net cash used in investing activities was RMB3,790.9 million in 2007. Net cash used in investing activities primarily consisted of (i) the capital expenditures for property, plant and equipment of approximately of RMB2,772.6 million; and (ii) our investment of RMB900.0 million in an associate, Huadian Zouxian Power Generation Company Limited, in 2007 and (iii) our further acquisition of Shanxi Nenghua and its subsidiaries, the deposit made for the investment in Yushuwan Coal Mine Company and the acquisition of mining rights in Southland Coal Mine, in the amount of RMB15.0 million, RMB20.5 million and RMB61.9 million, respectively. The increase in net cash used in investing activities was partially offset by (i) a decrease in restricted cash of RMB59.4 million; and (ii) the proceeds on disposal of property, plant and equipment of RMB31.6 million.

Our net cash used in investing activities was RMB3,625.5 million in 2006. Net cash used in investing activities primarily consisted of (i) the capital expenditures for property, plant and equipment of approximately of RMB3,137.1 million; (ii) our acquisition of Shanxi Nenghua of RMB444.2 million; and (iii) the deposit of RMB97.4 million we made for our investment. The increase in net cash used in investing activities was partially offset by (i) a decrease in term deposits of RMB131.8 million; and (ii) the proceeds on disposal of property, plant and equipment of RMB14.2 million.

Cash flows from financing activities

Our net cash used in financing activities in 2008 was RMB921.7 million, reflecting primarily (i) the payment of dividends of RMB836.1 million; and (ii) the repayment of bank borrowings of RMB72.0 million.

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

Working Capital and Liabilities

We have historically maintained sufficient working capital for our daily operations. Our principal source of cash in 2008 was cash generated from operating activities and, to a lesser extent, the principal and interest recovered from an entrusted loan that was in default.

As of December 31, 2008, our current assets exceed our current liabilities by RMB9,697.4 million, representing an increase of 66.9% from the prior year. This significant increase in current assets was primarily the result of a RMB4,015.0 million, or 90.7%, increase in our bank balances and cash and a RMB1,151.9 million addition in prepayments for the relocation of inhabitants around our mining site. Our current liabilities increased by RMB1,197.5 million from RMB4,099.5 million in 2007 to RMB5,297.0 million in 2008. The increase in current liabilities was primarily due to (i) the increase in provision for land subsidence, restoration, rehabilitation and environmental costs of RMB431.3 million; (ii) the increase in tax payables of RMB409.9 million and (iii) the increase in bills and accounts payable of RMB252.6 million.

As of December 31, 2008 and 2007, we had cash and cash equivalents of RMB8,439.6 million and RMB4,424.6 million, respectively. As of December 31, 2008, our total cash and cash equivalent denominated in Renminbi amounted to RMB7,332.0 million and our cash and cash equivalent denominated in U.S. dollars, HK dollars, Australian dollars and Euro amounted to RMB1,107.6 million.

As of December 31, 2008 and 2007, we had outstanding bank borrowings of RMB258.0 million and RMB330.0 million, respectively. The maturity profile of our bank borrowings as of December 31, 2007 and 2008 was as follows:

	As of December 31
	2007	2008
	(RMB’000)
Less than one year	72,000	82,000
One to three years	104,000	44,000
Three to five years	44,000	44,000
More than five years	110,000	88,000
Total	330,000	258,000

As of December 31, 2008, the interest rate relating to our bank borrowings ranges from 5.31% to 5.94% per annum, which will be subject to adjustment based on the interest rate set by the People’s Bank of China (“PBOC”). As of the date of this annual report, our bank borrowings were denominated in Renminbi. The interest expenses associated with our bank borrowings may impair our future profitability.

We expect that cash from operations and bank borrowings will be sufficient to meet our operating cash flow requirements, although certain events that materially and adversely affect our operating results may also have a negative impact on our liquidity.

Capital Expenditure

Our principal capital expenditure, which was incurred for the purchase and construction of property, machinery and equipment decreased by RMB861.8 million from RMB2,928.0 million in 2007 to RMB2,066.2 million in 2008, among which, (i) capital expenditure for the construction of property decreased by RMB880.5 million; and (ii) capital expenditure for machinery and equipment increased by RMB26.1 million. These decreases were primarily due to the decrease in the number of projects under construction and purchases of machinery and equipment as compared with that in 2007.

Our estimated capital expenditure for 2009 is RMB2,434.6 million, which consist of: (i) approximately RMB1,259.5 million for the purchase and construction of property, machinery and equipment for our Six Coal Mines and Railway Assets; and (ii) approximately RMB1,175.1 million for external development projects. The estimated capital expenditure for these external projects include: (a) approximately RMB349.2 million for investment in a 600,000-tonne capacity methanol facility for Yulin Nenghua in Shaanxi Province; (b) approximately RMB503.7 million for investment in Zhaolou Coal Mine in Shandong Province; (c) approximately RMB58.6 million for investment in a 100,000 tonne capacity methanol facility for Tianhao Chemicals in Shanxi Province; (d) approximately RMB198.2 million for investment in the construction of Austar Coal Mine in Australia; and (e) approximately RMB65.4 million for investment in the power generating facility of Hua Ju Energy. Considering the sufficiency in our cash flow and capital sources, we believe that we will have sufficient capital to satisfy our operational and development needs.

C.	Research and Development, Patents and Licenses, Etc.

One of our core strategies is to become a technology-driven enterprise. To this end, we have implemented a multi-tiered research and development initiative that involves collaboration among a technology committee, which directs our research and development efforts; an expert committee, which provides consulting and advisory services; our technology center which manages and oversees our research and development efforts; and our various research institutes, which will engage in research and development. We have focused our efforts on strengthening environmental protection capabilities and improving our energy conservation technologies to remain compliant with the relevant environmental requirements of each of our operations and projects. Our expenditures for research and development were RMB46.0 million, RMB79.0 million and RMB106.5 million, in 2006, 2007 and 2008, respectively, accounting for 0.4%, 0.5% and 0.4%, respectively, of our total revenue for the same periods.

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

•

complete two national research initiatives for the research of “equipment coordination and technology for 6Mt/a complex-mechanized top coal caving workface” and the “high-efficient intensive complex-mechanized top coal caving technology and its key equipment” and successfully developed a two-pillar hydraulic shield support for a top coal caving process.

Our industry-leading technology for longwall caving mining is patented in the PRC and Australia. We believe the use of our longwall caving extraction technology reduces the per tonne production cost of our operations.

Our principal strategy is to further strengthen our competitive advance in core technologies. We intend to upgrade and improve our longwall caving extraction technology and related equipment as well as mining methods for medium and thick coal seams. We intend to upgrade outdated equipment as part of our efforts to improve our fully-mechanized caving operations and maintain our technological advantage.

D.	Trend Information

Outlook for the coal market

As a result of the global financial crisis, demand in the domestic and international coal markets is expected to deteriorate.

In the domestic coal market, the demand has been generally stable, as improvements in logistics and supply allocation continued to increase the effective supply of coal in China that can reach end-users. However, shortages of coal may continue to occur occasionally in certain regions or during peak demand periods. The slowdown in economic growth is expected to result in reduced demand for coal. Meanwhile, the implementation of a series of policies by the PRC Government to stimulate domestic demand and economic growth is expected to gradually drive coal demand by major coal consumption industries. China’s domestic coal supply is expected to increase as new coal mines commence production, coal exports fall, and coal imports increase. However, the logistical deficiencies that exist in coal production, transportation and demand, despites recent improvements in transportation capacity, will continue to limit producers’ ability to supply coal efficiently to customers. The reform on coal resource taxes, environment protection and energy-saving policies, as well as price protection and production limitation measures taken by certain coal mines, will stabilize coal prices. The PRC Government has suspended the review of new applications for exploration rights for coal resources, enhanced supervisory efforts for coal mining safety, promoted consolidation among coal producers, and supported the establishment of coal conglomerates. These measure by the PRC Government are expected to stabilize the domestic coal market and promote stable development in the coal industry.

With weakening demand in the international coal market, coal spot prices have fallen steadily. As global economic growth slowed, overall demand for energy has been reduced accordingly. Among the major coal export countries in the world, port transportation capacities in Australia and South Africa have improved, which have increased their coal export capabilities. Vietnam lowered its coal export duties, while Indonesia’s domestic demand for coal fell. These factors collectively increased coal supplies available to the Asia Pacific region. China and India have increased their coal import volume, while Japan, Korea, Taiwan, among other major coal importing regions, have experienced weakened coal demand. These shifts in coal demand collectively result in a steady or slight fall in coal demand in the Asia Pacific region. International spot coal prices is projected to continue to fall from the level at the end of 2008, and experience less volatility compared with 2008. As of June 11, 2009 spot price for Australian BJ thermal coal was approximately US$75.9 per tonne, representing a decrease of 5.7% from US$80.50 per tonne as of the end of 2008 and a decrease of 40.8% from the 2008 average price of US$128.16 per tonne.

Our average coal sale price is expected to fall in 2009 from 2008 levels. As of the date of this annual report, we had formed domestic sales contracts for approximately 7.8 million tonnes of coal, of which 4.3 million tonne represented electric coal sales.

Outlook for the methanol market in China

In 2009, newly built methanol facilities in China will commence production and continue to increase total production capacity, together with the ample supply of low cost imported methanol, the domestic supply of methanol will increase. As a result of slowing economic growth that has reduced methanol demand from downstream products such as formaldehyde, acetic acid, dimethyl ether and agricultural chemicals, many chemical companies in China have retracted their production from full capacity. In the first half of 2009, the methanol market in China experienced oversupply that pushed methanol prices lower. In addition to stimulating overall economic growth, the PRC Government’s economic stimulus policies is expected to promote methanol gasoline, while methanol manufacturers are taking measures to reduce production. As a result of these, we expect the methanol market to remain stable.

E.	Off-balance Sheet Arrangements

As of December 31, 2008, other than capital expenditure commitments, discussed in “B. Liquidity and Capital Resources” above, and contractual obligations, discussed in “F. Contractual Obligations” below, we did not have any off-balance sheet arrangements.

F.	Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2008:

	Payments due by period
	Total	Less than 1 Year	1 to 3 years	3 to 5 years	More than 5 years
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Contractual Obligations
Unsecured bank borrowings	258,000	82,000	44,000	44,000	88,000
Capital commitments for the acquisition of assets	142,399	142,399	—	—	—
Amounts due to Controlling Shareholder and its subsidiaries	713,581	706,328	7,253	0	0

Total	1,113,980	930,727	51,253	44,000	88,000

During 2006, we entered into a joint venture agreement with Chia Tai Company and Yushen Company to establish Yushuwan Coal Mine Company for the construction and operation of Yushuwan Coal Mine in Shaanxi Province. We will invest approximately RMB196.8 million to obtain a 41% equity interest in Yushuwan Coal Mine Company. As of December 31, 2008, we have made a deposit of RMB118.0 million in relation to this joint venture, and we are committed to invest a further RMB78.8 million.

Amounts due to Controlling Shareholder and its subsidiaries

We acquired Jining III Coal Mine on January 1, 2001 pursuant to the Acquisition Agreement of Jining III Coal Mine, which was we entered into with the Controlling Shareholder August 4, 2000. Pursuant to the Jining III Acquisition Agreement, we agreed to purchase the mining rights of Jining III for approximately RMB132.5 million. This amount is to be paid to the Controlling Shareholder in ten interest-free equal annual installments beginning 2001. For the year ended on December 31, 2008, we paid approximately RMB13.2 million to the Controlling Shareholder for the mining rights of Jining III Coal Mine.

Unsecured bank borrowings

The outstanding balance of our unsecured bank loan as of December 31, 2008 represents two borrowings obtained by Tianchi Energy, a subsidiary of Shanxi Nenghua, prior to our acquisition of Shanxi Nenghua.

On December 28, 2005, Tianchi Energy entered into a long-term loan agreement with the Taiyuan branch of China Minsheng Bank, for an amount of RMB160.0 million, the repayment of which is guaranteed by our Parent Company. The initial interest rate on the loan was 5.85% per annum, which is subject to adjustments based on interest rates set by the People’s Bank of China (“PBOC”). In 2008, the PBOC lowered interest rates five times from 7.56% in September to 5.76% in December. As of December 31, 2008, the outstanding balance on the loan of RMB60.0 million carried an interest rate of 5.31% per annum. The loan will be repaid in three annual installments on December 22, 2007, 2008 and 2009. Each of the first two installments is RMB50 million and the third installment is for RMB60 million with interest calculated on a monthly basis.

In addition, Tianchi Energy entered into a long-term loan agreement with the State Development Bank on February 13, 2006, and borrowed a total of RMB220.0 million on February 20, 2006. The initial interest rate on the loans was 6.12% per annum, which is subject to adjustments based on interest rates set by the PBOC. The outstanding balance of the loan of RMB198.0 million as of December 31, 2008 carried an interest rate of 5.94% per annum. From May 20, 2008, the principal for the loan will become payable in 20 installments over a period of 117 months, with each installment amounting to RMB11 million. Interest is calculated on a quarterly basis. The repayment of this loan is also guaranteed by our Parent Company.

G.	Critical Accounting Policies

We prepare our consolidated financial statements in accordance with IFRS. The preparation of these financial statements requires us to make estimates and assumptions about the carrying amounts of items in the financial statements that cannot be measured accurately. These judgments, estimates and assumptions are based on the historical experience of our management as well as other relevant factors. Actual results may differ from these estimates. We review the foregoing judgments, estimates and assumptions regularly on a going concern basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

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

Provision for land subsidence, restoration, rehabilitation and environmental costs

The cost to relocate inhabitants from the land in preparation for mining activities is recorded as a prepayment and amortized to the consolidated income statement over the period of relevant mining activities. The provision for land subsidence, restoration, rehabilitation and environmental costs is reviewed regularly to verify that it properly reflects the remaining obligation arising from the current and past mining activities. Provisions for land subsidence, restoration, rehabilitation and environmental costs are determined by our management based on past experience, its estimate of the current and future costs and predictions for government policies. These estimates may change over time because of changes in government policy, the rise in average household income in China and the actual areas affected by land subsidence from previous mining activities.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The determination of value in use requires the Company to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As of December 31, 2008 and 2007, the carrying amount of goodwill was approximately RMB298.7 million. Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the raw materials price inflation during the budget period. Expected cash inflows/outflows have been determined based on past performance and management’s market development expectations.

Estimated impairment of property, plant and equipment

When there is impairment indicator, the Company takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. When actual future cash flows are less than expected, a material impairment loss may arise. In estimating the future cash flows, management take into account the recent production and technical advancements. As price and cost levels change from year to year, the estimate of future cash flows also changes. Notwithstanding that management has considered all the available information in making their impairment assessment, inherent uncertainty exists as to the conditions of mines and the environment, and actual write-offs may be higher than the estimated amount. As of December 31, 2008, the carrying amount of property, plant and equipment was approximately RMB14,149.4 million.

Recent Changes in Accounting Pronouncements

In the current year, we have applied, for the first time, a number of new standards, amendments and interpretations (“New IFRS”) issued by the IASB and the International Financial Reporting Interpretations Committee (the “IFRIC”) of the IASB which are effective for our fiscal year beginning January 1, 2008:

International Accounting Standard (“IAS”) 39 & IFRS 7 (Amendments)	Reclassification of Financial Assets
IFRIC 11	IFRS 2-Group and Treasury Share Transactions
IFRIC 12	Service Concession Arrangements
IFRIC 14	IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The adoption of the New IFRS had no material effect on how the results and the financial position for the current or prior accounting years have been prepared. Accordingly, no prior period adjustment is required.

We have not applied the following new and revised standards, amendments or interpretations that have been issued but are not effective as of the date of this annual report.

IFRSs (Amendments)	Improvements to IFRSs[1]
IFRSs (Amendments)	Improvements to IFRSs 2009[2]
IAS 1 (Revised)	Presentation of Financial Statements[3]
IAS 23 (Revised)	Borrowing Costs[3]
IAS 27 (Revised)	Consolidated and Separate Financial Statements[4]
IAS 1 & 32 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation[3]
IAS 39 (Amendment)	Eligible Hedged Items[4]
IFRS 1 & IAS 27 (Amendments)	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate[3]
IFRS 1 (Revised)	First-time Adoption of International Financial Reporting Standards[4]
IFRS 2 (Amendment)	Share-based Payment – Vesting Conditions and Cancellations[3]
IFRS 3 (Revised)	Business Combinations[4]
IFRS 7 (Amendment)	Improving Disclosures about Financial Instruments[3]
IFRS 8	Operating Segments[3]
IAS 39 & IFRIC 9 (Amendments)	Embedded Derivatives[7]
IFRIC 13	Customer Loyalty Programmes[5]
IFRIC 15	Agreements for the Construction of Real Estate[3]
IFRIC 16	Hedges of a Net Investments in a Foreign Operation[6]
IFRIC 17	Distributions of Non-Cash Assets to Owners[4]
IFRIC 18	Transfers of Assets from Customers[8]

1	Effective for annual periods beginning on or after January 1, 2009, except the amendments to IFRS 5, effective for annual periods beginning on or after July 1, 2009

2	Effective for annual periods beginning on or after January 1, 2009, July 1, 2009 and January 1, 2010, as appropriate
3	Effective for annual periods beginning on or after January 1, 2009
4	Effective for annual periods beginning on or after July 1, 2009
5	Effective for annual periods beginning on or after July 1, 2008
6	Effective for annual periods beginning on or after October 1, 2008
7	Effective for annual periods ending on or after June 30, 2009
8	Effective for transfers of assets from customers received on or after July 1, 2009

Among these new standards and interpretations, IAS 1 (Revised) is expected to materially change the presentation of our financial statements. The amendments affect the presentation of owner changes in equity and introduce a statement of comprehensive income. We will have the option of presenting items of income and expenses and components of other comprehensive income either in a single statement of comprehensive income with subtotals, or in two separate statements (a separate income statement followed by a statement of comprehensive income). The amendment does not affect the financial position or our results but will give rise to additional disclosures.

IFRS 8 will be effective for annual periods beginning on or after January 1, 2009. The accounting policy for identifying segments will be based on internal management reporting information that is regularly reviewed by our chief operating decision maker for the purpose of allocating resources to the segments and assessing their performances. In the current year, segment results are disclosed in accordance with IAS 14.

The adoption of IFRS 3 (Revised) may affect the accounting for business combination for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009. IFRS 27 (Revised) will affect the accounting treatment for changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control, which will be accounted for as an equity transaction.

Our Directors considered that except for the above-mentioned standards or interpretations, the application of other standards or interpretations will have no material impact to our financial statements.

ITEM 6.	DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors, Supervisors and Senior Management

The following table sets forth selected information concerning our board of directors (“Board of Directors”), board of supervisors and executive officers as of December 31, 2008. Pursuant to our Articles of Association, our Board of Directors consists of 13 directors, including one Chairman, two Vice Chairmen, four independent directors and one employee director. All Directors serve three-year terms beginning their respective election date until the election of their respective successor.

As more than 50% of our voting power is held by the Controlling Shareholder, we are not required to have a majority of independent directors in reliance on the exemption provided under Section 303A of the NYSE Listing Rules.

Name	Age	Position at the Company	Date Term of Office Expires[1]
Directors
WANG Xin	50	Chairman	June 2011
GENG Jiahuai	58	Vice Chairman	June 2011
YANG Deyu	60	Vice Chairman and General Manager	June 2011
SHI Xuerang	54	Director	June 2011
CHEN Changchun	56	Director	June 2011
WU Yuxiang	47	Director and Chief Finance Officer	June 2011
WANG Xinkun	56	Director and Deputy General Manager	June 2011
ZHANG Baocai	41	Director and Secretary of the Board of Directors	June 2011
DONG Yunqing	53	Director	June 2011

Independent Non-executive Directors
PU Hongjiu	72	Director	June 2011
ZHAI Xigui	66	Director	June 2011
LI Weian	52	Director	June 2011
WANG Junyan	38	Director	June 2011

Supervisory Committee
SONG Guo	54	Chairman of Supervisory Committee	June 2011
ZHOU Shoucheng	56	Vice Chairman of Supervisory Committee	June 2011

ZHANG Shengdong	52	Supervisor	June 2011
ZHEN Ailan	45	Supervisor	June 2011
WEI Huanmin	52	Supervisor	June 2011
XU Bentai	50	Supervisor	June 2011

Executive Officers
JIN Tai	57	Deputy General Manager	June 2011
ZHANG Yingmin	55	Executive Deputy General Manager	June 2011
HE Ye	51	Deputy General Manager	June 2011
QU Tianzhi	46	Deputy General Manager	June 2011
TIAN Fengze	52	Deputy General Manager	June 2011
SHI Chengzhong	46	Deputy General Manager	June 2011
LAI Cunliang	48	Deputy General Manager	June 2011
NI Xinghua	52	Chief Engineer	June 2011

1.	The expiration of the term of office is generally the date of the shareholders’ meeting when a new session of the Board will be elected. Executives who retire in the interim are replaced in the next Board meeting.

Executive Directors

WANG Xin, aged 50, a researcher in engineering technique application with a doctorate in engineering technology and an executive MBA degree, has served as chairman of our Board since 2004. Mr. Wang is actively involved in Yankuang Group and serves as the vice chairman of the board, the general manager and the party committee deputy secretary for Yankuang Group. Mr. Wang joined the Company’s predecessor in 1982 and became a vice general manager of Yankuang Group in 2000. He was appointed a board director and was promoted to the vice chairman of the board of directors and the general manager of Yankuang Group, as well as the chairman of the board of Shanghai Yankuang Energy Science Research Co., Ltd. in 2003. Since 2007, he has been the chairman of Yankuang Xinjiang Nenghua Company Limited. He is a graduate of China University of Mining and Technology and Nankai University.

GENG Jiahuai, aged 58, a researcher in engineering technique application with an executive MBA degree, has served as a vice chairman of our Board since 2004 and, at the same time, is the chairman of the board and the party committee secretary of Yankuang Group. From 1985 to 2002, Mr. Geng acted as the deputy director of Zibo Mining Bureau, the head of the Zibo Safety and Supervision Bureau and the director general of Zibo Mining Bureau. Mr. Geng joined Yankuang Group in 2002 as a general manager and served as the vice chairman of the board of directors and the party committee deputy secretary of Yankuang Group. Mr. Geng was promoted to the chairman of the board of the directors and the party committee secretary of Yankuang Group in 2003. He is a graduate of Nankai University.

YANG Deyu, aged 60, a researcher in engineering technique application with an executive MBA degree, has served as a vice chairman of our Board and the general manager of the Company since 2002. He has also served as a board director of Yankuang Group since 2004. Mr. Yang joined the Company’s predecessor in 1968 and became the deputy director of Yanzhou Mining Bureau in 1994, and the deputy general manager of the Company’s predecessor and the head of the Safety and Supervision Bureau in 1996. Mr. Yang was appointed the vice chairman of Yankuang Xinjiang Neng Hua Company Limited in 2007. He is a graduate of Nankai University.

SHI Xuerang, aged 54, a senior engineer with an executive MBA degree, is a Director of our Board and deputy general manager of Yankuang Group. From 2001 to 2003, Mr. Shi acted as the deputy general manager of Xinwen Coal Mining Group Company Limited. He joined Yankuang Group as a deputy general manager in 2003 and was appointed a Director of the Company in 2005. He is a graduate of Nankai University.

CHEN Changchun, aged 56, a senior accountant, has served as a Director of our Board since 2005 and a director, the chief accountant and the chief legal advisor of Yankuang Group. Mr. Chen joined the Company’s predecessor in 1984 and became the chief accountant and a board director of Yankuang Group in 1998 and 2004, respectively. Mr. Chen was appointed the chief legal advisor of Yankuang Group in 2006 and a board director of Yankuang Xinjiang Neng Hua Company Limited and of Shanghai CIFCO Futures Co., Ltd. in 2007. He is a graduate of Beijing Coal Cadre Institute.

WU Yuxiang, aged 47, a senior accountant with a masters degree in accounting, has served as a Director and the chief financial officer of the Company since 2002. Mr. Wu joined the Company’s predecessor in 1981 and was promoted to the chief accountant of the finance department in 1996 and the Company’s manager of the finance department in 1997. Since 2007, he has also been the chairman of the supervisory committee of Huadian Zouxian Power Generation Company Limited. He is a graduate of the Party School of Shandong Provincial Communist Committee.

WANG Xinkun, aged 56, a senior economist with a masters degree, has served as a Director and a deputy general manager of the Company since 2004 and 2002, respectively. Mr. Wang joined the Company’s predecessor in 1977 and became the Company’s manager of the coal transportation and sales department in 2000. Since 2007, he has also served as the vice chairman of Huadian Zouxian Power Generation Company Limited. He is a graduate of Tianjin University.

ZHANG Baocai, aged 41, a senior accountant with a masters degree, has served as a Director and the board secretary of the Company since 2006. Mr. Zhang joined the Company’s predecessor in 1989 and was appointed as the head of the planning and finance department of the Company in 2002. Mr. Zhang is a graduate of Nankai University.

DONG Yunqing, aged 53, a professor-level senior administrative officer, has served as a Director and the chairman of the labor union of the Company since 2002. Mr. Dong joined the Company’s predecessor in 1981 and was the vice chairman of the labor union of Yankuang Group from 2001 to April 2003. He is a graduate of Shandong Mining Institute.

Independent Non-executive Directors

PU Hongjiu, aged 72, a professor-level senior engineer, has served as an independent non-executive Director of the Company since 2005. He is the chairman of Coal Industry Association of China International Association. Mr. Pu is a party group member and the head of disciplinary inspection unit of the State Administration of Work Safety and State Administration of Coal Mine Safety in 2001. He has been the chairperson of China Coal Academy since 2001 and the first vice-chairman of the China Coal Industry Association since 2003. He has also been an independent non-executive director of Shanghai Datun Energy Company Limited since 2004. He is a graduate of Hefei Mining Institute.

ZHAI Xigui, aged 66, a senior auditor, was appointed an independent non-executive Director of the Company in 2008. Mr. Zhai was the deputy chief auditor of the National Audit Office in 1996 and the vice secretary of the party group of the National Audit Office in 1999. He was elected as the deputy to the 10th Session of the National People’s Congress of the PRC and a member of the Finance and Economics Committee in the same congressional session in 2003. Mr. Zhai was appointed as the president of China Audit Society in 2005. He is a graduate of Central University of Finance and Economics.

LI Weian, aged 52, was appointed an independent non-executive Director of the Company in 2008 and is a professor at Nankai University holding doctorate degrees in management and economics. Mr. Li has been the Dean of the Business School of Nankai University since 1997. He is also a director of the Corporate Management Research Center, a part-time member of the Science Counseling Team of the Degree Committee of the State Council and a deputy director of the Business Administration Teaching Direction Committee of the Ministry of Education. He has also served as an independent non-executive director of Offshore Oil Engineering Co., Ltd since 2002, and previously served as an independent non-executive director of Shanxi Guoyang New Energy Co. and SinoCom Software Group Ltd. Mr. Li is a graduate of Nankai University and Keio University.

WANG Junyan, aged 38, was appointed an independent non-executive director of the Company in 2008 and holds a maters degree in finance. Mr. Wang has served as the chairman of the board and the investment director of Shenghai Investment and Management Co., Ltd. since 2007 and was appointed the managing director general manager and an investment director of CITIC Securities International Investment and Management (Hong Kong) Co., Ltd in 2008. He was also appointed the managing director of Shanghai First Finance Group Co., Ltd. in 1997. Mr. Wang has served as an independent non-executive director of Livzon Pharmaceuticals Company Limited and China Aerospace International Holdings Ltd since 2007. Mr. Wang is a graduate of the University of Hong Kong.

Board of Supervisors

SONG Guo, aged 54, a professor-level senior administrative officer with an executive MBA degree, is the chairman of the supervisory committee of the Company and a deputy secretary of the party committee of Yankuang Group. In 2002, Mr. Song was the officer-in-charge of the office of Coal Management Bureau of Shandong Province. He joined Yankuang Group in 2003 and served as the secretary of the disciplinary inspection committee from 2003 to 2007. He was appointed as a deputy secretary of the party committee of Yankuang Group in 2004 and the vice chairman of the supervisory committee of the Company in 2005. In 2008, Mr. Song was promoted to the chairman of the supervisory committee of the Company. He is a graduate of Nankai University.

ZHOU Shoucheng, aged 56, a professor-level senior administrative officer, was appointed the vice chairman of the supervisory committee of the Company in 2008 and has serves as the secretary of the disciplinary inspection committee and the chairman of the labour union of Yankuang Group since 2007. Mr. Zhou joined the predecessor of the Company in 1979 and has held the posts of the secretary of the Youth League committee of Yankuang Group, the secretary of the party committee of Beisu Coal Mine and the secretary of the party committee and the vice manager of Xinglongzhuang Coal Mine successively from 1984 to 2002. He was the chairman of the labour union of Yankuang Group from 2002 to 2007. Mr. Zhou is a graduate of Central Communist Party School Correspondence Institute.

ZHANG Shengdong, aged 52, a senior accountant, has been a supervisor of the Company since 2002. He has also served as the deputy chief accountant of Yankuang Group and the head of the preparatory office of the Finance Company Limited of Yankuang Group since 2002. Mr. Zhang joined the Company’s predecessor in 1981 and was appointed the head of the finance department of Yankuang Group in 2006 and the assistant to the general manager in 2008. He is a graduate of China University of Mining and Technology.

ZHEN Ailan, aged 45, a senior accountant and senior auditor, was appointed a supervisor of the Company in 2008. She has served as the deputy director of the audit department at Yankuang Group since 2005. After joining the Company’s predecessor in 1980, she was appointed to the deputy chief of the audit division of Yankuang Group in 2002 and subsequently promoted to the deputy director of the audit department in 2005. Ms. Zhen is a graduate of Northeastern University of Finance and Economics.

WEI Huanmin, aged 52, a professor-level senior administrative officer, was appointed the supervisor of the Company in 2008. Mr. Wei joined the Company’s predecessor in 1984, and served as the Company’s deputy secretary of the disciplinary inspection committee and the chief of the division of inspection from 2002 until being promoted to the secretary of the disciplinary inspection committee in 2006. Mr. Wei is a graduate of Central Communist Party School Correspondence Institute.

XU Bentai, aged 50, a senior administrative officer, has been the employee supervisor of the Company since 2002 and the chairman of the labor union of Jining III Coal Mine since 1999. Mr. Xu joined the Company’s predecessor in 1978 and is a graduate of the Central Communist Party School Correspondence Institute.

Other Executive Officers

JIN Tai, aged 57, a researcher in engineering technique application with a masters degree in engineering, has served as a deputy general manager of the Company since 2004. Mr. Jin joined the Company’s predecessor in 1968, and became the deputy general manager of Yankuang Group in 2000. He became the head of Xinglongzhuang Coal Mine in 1998. Mr. Tai is a graduate of China University of Mining and Technology.

ZHANG Yingmin, aged 55, a researcher in engineering technology application with an executive MBA degree, has been the executive deputy general manager of the Company and a director of Yankuang Group since 2002 and 2004, respectively. Mr. Zhang joined the Company’s predecessor in 1971, and became the head of Baodian Coal Mine in 2000. He was also appointed deputy general manager of Yankuang Group in 2003 and the chief of the safety supervision bureau of the Company in 2004. Mr. Zhang is a graduate of Nankai University.

HE Ye, aged 51, a researcher in engineering technology application, with a doctorate in engineering, has served as a deputy general manager of the Company since 2004. Mr. He joined the Company’s predecessor in 1993 and became the head of Jining II Coal Mine in 1999. In 2002, he was appointed the executive deputy general manager of an industrial company that is a subsidiary of Yankuang Group in 2002. Mr. He is a graduate of China University of Mining and Technology.

QU Tianzhi, aged 46, a researcher in engineering technique application, with a doctorate in engineering, has served as a deputy general manager of the Company since 2006. Mr. Qu joined the Company’s predecessor in 1985 and became the head of Dongtan Coal Mine in 2000. Mr. Xu is a graduate of China University of Mining and Technology.

TIAN Fengze, aged 52, a senior economist with a masters degree, has served as a deputy general manager of the Company since 2002. Mr. Tian joined the Company’s predecessor in 1976 and became the head of Beisu Coal Mine in 1991. Mr. Tian is a graduate of Party School of Shandong Provincial Communist Committee.

SHI Chengzhong, aged 46, a researcher in engineering technique application with an executive MBA degree, has served as a deputy general manager of the Company since 2002. Mr. Shi joined the Company’s predecessor in 1983 and became a deputy chief engineer of Yankuang Group in 2000. Mr. Shi is also a director of Guizhou Panjiang Coal Power Company Limited and a graduate of Nankai University.

LAI Cunliang, aged 48, a senior engineer with a masters degree in mining engineering and an executive MBA degree, has served as a deputy general manager of the Company since 2005. Mr. Lai joined the Company’s predecessor in 1980 and became the head of Xinglongzhuang Coal Mine in 2000. He has been a director and the general manager of Yancoal Australia Pty since 2004. He is a graduate of China University of Mining and Technology and Nankai University.

NI Xinghua, aged 52, a researcher in engineering technique application with a masters degree, has been the chief engineer of the Company since 2002. Mr. Ni joined the Company’s predecessor in 1975 and became a deputy chief engineer of Yankuang Group in 2000. Mr. Ni is a graduate of Tianjin University.

Nomination of the Directors and Supervisors for the New Session

As approved by the 16th meeting of the third session of the Board held on April 18, 2008, the Board nominated Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Zhang Baocai as the candidates of the fourth session of the Board; Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian, Mr. Wang Junyan were nominated as the candidates of independent Directors. The nomination was approved by our shareholders in the 2007 annual general meeting held on June 27, 2008. Mr. Song Guo, Mr. Zhou Shoucheng, Mr. Zhang Shengdong and Ms. Zhen Ailan were nominated and as candidates for the fourth session of the supervisory committee and subsequently approved by our shareholders.

On May 21, 2008, the labor union of the Company elected Mr. Dong Yunquig as the employee director for the fourth session of the Board and Mr. Wei Huanmin and Mr. Xu Bentai as employee supervisors for the fourth session of the supervisory committee.

Each of the Directors and superiors elected for the fourth session of the Board served from June 27, 2008 until the election of the fifth session of the Board is elected in June 2011.

B.	Compensation

The Directors, supervisors and executive officers who are our employees receive compensation in the form of salaries, housing allowances and other allowances and benefits, including pension contributions. The aggregate amount of cash remuneration paid by us in 2008 to Directors, including three Directors who were not elected to the fourth session of the Board, supervisors and executive officers was RMB3.5 million. The aggregate amount of cash remuneration paid by us to the five highest-paid individuals in the Company in 2008 was RMB1.6 million. In addition, Directors and supervisors receive other benefits, such as subsidized or free health insurance and transportation, which are customarily provided by PRC enterprises to their senior-level employees. We did not pay any discretionary bonus during the reporting period of this annual report to our Directors, supervisors or executive officers. Details of each of the directors’ and supervisors’ salaries and benefits are as follows:

	For the year ended December 31, 2008
	Fees	Salaries, allowance and other benefits in kind	Retirement benefit plan contribution	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Independent Non-Executive Directors
Pu Hongjiu	104	—	—	104
Cui Jianmin	50	—	—	50
Wang Xiaojun	60	—	—	60
Wang Quanxi	50	—	—	50
Zhai Xigui	54	—	—	54
Li Weian	54	—	—	54
Wang Junyan	54	—	—	54

	426	—	—	426

Directors
Wang Xin*	—	—	—	—
Geng Jiahuai*	—	—	—	—
Yang Deyu*	—	—	—	—
Shi Xuerang*	—	—	—	—
Chen Changchun*	—	—	—	—
Wu Yuxiang	—	192	38	230
Wang Xinkun	—	218	44	262
Zhang Baocai	—	191	38	229
Dong Yunqing	—	192	38	230

	—	793	158	951

Supervisors*
Meng Xianchang*	—	—	—	—
Song Guo*	—	—	—	—
Zhang Shengdong*	—	—	—	—
Liu Weixin*	—	—	—	—
Zhou Shoucheng*	—	—	—	—
Zhen Ailan*	—	—	—	—
Wei Huanmin	—	192	38	230
Xu Bentai	—	207	41	248

	—	399	79	478

Other Management Team
Jin Tai*	—	—	—	—
Zhang Yingmin*	—	—	—	—
He Ye*	—	—	—	—
Qu Tianzhi	—	218	44	262
Tian Fengze	—	192	38	230
Shi Chengzhong	—	218	44	262
Lai Cunliang	—	508	102	610
Ni Xinghua	—	218	44	262

	—	1,354	272	1,626

*	the indicated individuals did not receive any compensation from us in 2008

C.	Board Practices

Board of Directors

Directors are elected by shareholders at general meetings to serve three year terms. We have adopted cumulative voting for the election of new Board of Directors.

Pursuant to our Articles of Association, the Board of Directors is accountable to shareholders in general meeting and exercises the following functions and powers:

(i)	convening shareholders’ meetings and reporting on the work of the Board of Directors at such meetings;

(ii)	implementing resolutions passed by the shareholders in general meetings;

(iii)	determining our business plans and investment proposals;

(iv)	formulating our annual preliminary and final budgets;

(v)	formulating our profit distribution proposal and loss recovery proposals;

(vi)	formulating proposals for the increase or reduction of our registered capital and the issuance of our debentures or other forms of securities;

(vii)	drawing up plans for our merger, division, dissolution or change of corporate structure;

(viii)	deciding on our internal management structure;

(ix)	appointing or removing our general manager, deputy general manager(s) and other senior officers (including the financial controller), based on the recommendation of the general manager, and determining their remuneration;

(x)	formulating our basic management system;

(xi)	formulating proposals for any amendment of the Articles of Association;

(xii)	deciding on our business involving overseas investments, acquisition and disposal of assets, mortgages of assets and other guarantees, financial management and connected transactions within the authority conferred by the general meeting;

(xiii)	managing the disclosure of information regarding us;

(xiv)	making recommendations on the appointment or replacement of the Company’s independent auditors to shareholders at shareholders’ general meetings;

(xv)	reviewing management’s performance based on the working report submitted by management;

(xvi)	approving an aggregate amount of provision for impairment of assets not more than 10% of our latest audited consolidated net asset value, clearing an amount of provision for impairment of assets not more than 5% of our latest audited consolidated net asset value, and executing and clearing any provision of impairment of assets involving connected transactions in compliance with relevant connected transaction regulations; and

(xvii)	exercising any other powers conferred by shareholders in general meeting.

Except for matters specified in (vi), (vii) and (xi), which require the affirmative vote of more than two-thirds of all of the Directors, resolutions in respect of the above listed matters can be approved by the affirmative vote of a simple majority of the Directors.

The Board of Directors makes decisions on company matters relating to foreign investment, asset sales and purchases, mortgages, guarantee provisions, entrusted asset management and connected transactions within the scope of authority conferred by shareholders in a general meeting and, if necessary, submit such matters to the shareholders’ meeting for approval.

With the approval of over two-thirds of all Directors, the Board of Directors may make decisions on the following matters:

(1)	transactions falling within the following limit with respect to foreign investment (including entrusted financial management and entrusted loans), asset sales and purchases, financial assistance provisions, entrusted or trusted asset or business management, license agreements, and research and development projects:

a.	the total assets involved in a single transaction is more than 5% and below 25% of the Company’s latest audited total asset value;

b.	a single investment representing more than 5% and below 25% of the Company’s latest audited net asset value;

c.	a single transaction involving more than 5% and less than 25% of the Company’s latest audited income from principal operations for the latest financial year; and

d.	a single transaction representing more than 5% and less than 25% of the Company’s latest audited net profit for the latest financial year.

The above transactions that involve a public offer of securities, which requires the approval of the China Securities Regulatory Commission, shall be subject to a vote in the shareholders’ general meeting;

(2)	a single loan representing less than 10% of the Company’s most recently audited net asset value if the debt ratio to the Company’s assets remains under 60% after such financing;

(3)	mortgages or pledges of assets so long as the cumulative outstanding amount is less than 30% of the Company’s most recently audited net asset value;

(4)	external guarantees that do not require the approval of the shareholders pursuant to the Articles of Association; and

(5)	connected transactions, which must be conducted in accordance with the relevant regulations of competent securities authorities and the listing rules of applicable stock exchanges.

The transactions referred to in (1) that involve the provision of financial assistance and entrusted financial management, is calculated on an accrued basis for twelve consecutive months according to the transaction categories and applicable approval limit proportion of the Board of Directors. When the Company conducts transactions other than the provision of financial assistance and entrusted financial management, applicable approval limit proportion of the Board of Directors regarding each transaction which is under the same category shall be calculated on the principle of accrued basis for twelve consecutive months. Transactions already approved by the Company in accordance with the principle of accrued basis shall not be included in the scope of accrual calculation.

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

The Articles of Association further place on each Director, supervisor, general manager, deputy general manager and senior officer:

•	a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances in the discharge of his or her duties;

•	a fiduciary obligation not to have interests that conflict with the Company’s; and

•

a duty not to direct a person or entity related or connected to the Director, supervisor, general manager, deputy general manager or senior officer in certain relationships enumerated in the Articles of Association to act in a manner which such person is prohibited from doing.

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

Directors’ Decision Making Risk Fund

As approved by our shareholders in the 2004 annual shareholders general meeting, we established a Directors’ Decision Making Risk Fund (“Risk Fund”) to compensate the Directors, supervisors, executive officers and other applicable personnel for personal economic losses resulting from their performance of duties in accordance with the laws, regulations or our Articles of Association or while attempting to procure legitimate benefits for our Company.

Directors, Supervisors and Management’s Indemnification

As approved in the 2007 general meeting that was held on June 26, 2008, we will provide liability insurance for our Directors, supervisors and senior officers with an coverage of up to US$15 million.

Audit Committee of the Board of Directors

As approved at the first Board Meeting of the Fourth Session of the Board held on June 27, 2008, the Company set up our audit committee of the Fourth Session of the Board. The audit committee comprises four independent non-executive Directors, namely Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan, and two non-executive Directors, namely Mr. Chen Changchun and Mr. Dong Yunqing. Mr. Zhai Xigui serves as the Chairman of the audit committee.

The audit committee is mainly responsible for ensuring the independence of the company’s independent auditors to maintain the integrity of audits, proposing the appointment or replacement of independent audit agencies; reviewing the accounting policies of the Company, the disclosure of the financial information and the procedures for preparing financial reports; and reviewing the Company’s internal control and risk management systems. The details of the responsibilities of the audit committee can be found on our Company’s website at http://www.yanzhoucoal.com.cn/English/company_4_2.asp.

Currently, the members of our audit committee of the Board of Directors are:

Name	Age	Position	Ownership of Shares
ZHAI Xigui	66	Independent non-executive director	0
PU Hongjiu	72	Independent non-executive director	0
LI Weian	52	Independent non-executive director	0
WANG Junyan	38	Independent non-executive director	0
CHEN Changchun	56	Affiliated director	0
DONG Yunqing	53	Employee director	0

As a foreign private issuer, we rely on the exemption under Section 303A.00 of the NYSE Listed Company Manual as well as affiliated director and employee director exemptions as provided under Rule 10A-3 of the Securities Exchange Act of 1934 (the “Exchange Act”) to be in compliance with the audit committee standards set out in Section 303A.06 of the NYSE Listed Company Manual. See “Item 16. — D. Exemptions from the Listing Standards For Audit Committees”.

Compensation Committee

Pursuant to a resolution passed on June 27, 2008, our Board of Directors approved and established our compensation committee of the Fourth Session of the Board. The compensation committee consists of three members: two independent non-executive directors and one employee director. Mr. Li Weian was elected to serve as the chairman of the compensation committee. The primary duties of our compensation committee as set out in the committee charter include (i) drafting and establishing a compensation policy for our Directors, supervisors, and the senior officers and (ii) making recommendations on the compensation for our Directors, supervisors and the senior officers. Further details on the responsibilities of the compensation committee can be found on our website.

Supervisory Committee

We have a supervisory committee comprising six members, two of whom are employee representatives. Supervisors serve a term of three years and attend Board meetings. The supervisory committee is accountable to shareholders and exercises the following duties accordance with law:

•	review our periodic reports as prepared by the Board of Directors and provide written comments;

•	review our financial position;

•

supervise the Directors, general manager, deputy general managers and other senior officers to ensure that they do not act in contravention of any law, regulation or our Articles of Association and recommend the dismissal of those who do;

•	demand any Director, general manager, deputy general manager or any other senior officer who acts in a manner which is harmful to our interest to rectify such behavior;

•

verify financial information such as financial reports, business reports and profit distribution plans to be submitted by the Board of Directors to shareholders’ general meetings and, if necessary, authorize the audit or examination of such financial information;

•	propose the convening of shareholders’ extraordinary general meetings and extraordinary board meetings;

•	make proposals at the shareholders’ general meetings;

•	represent the Company in negotiations with or in bringing actions against a Director or senior officers; and

•	other functions and powers specified in our Articles of Association.

Nomination and Corporate Governance

As of December 31, 2008 the Yankuang Group held 2,600,000,000 Shares, representing 52.86% of our total shares on the same day. As Yankuang Group holds more than 50% of our voting power, we are a “controlled company” under Section 303A.00 of the NYSE Listed Company Manual. As a result, we are not required to establish a Nomination Committee or Corporate Governance Committee under Sections 303A.04 and 303A.05 of the NYSE listing rules and have not done so.

Arrangement to Purchase Equity or Debt Securities and Other Arrangements

At no time during the year ended December 31, 2008, were we, our Controlling Shareholder or any of Yankuang Group’s subsidiaries a party to any arrangement that enabled our Directors or supervisors to acquire benefits through the acquisition of any securities, including our equity or debt securities, with the exception of the A Shares issued to certain of our Directors, supervisors and senior management.

There is no arrangement or understanding between any Director and any major shareholder, customer or supplier in connection with the selection of such Director.

Service Contracts of Directors and Supervisors

Each of the Directors and supervisors has entered into a service contract with us. Under such contracts, each executive director will receive a salary and a discretionary year-end bonus, which is proposed by the Board of Directors and approved by our shareholders in general meetings. The discretionary year-end bonuses paid to our executive directors and other employees (including, but not limited to, our other Directors, supervisors and executive officers) in any given year may not, in aggregate, exceed 1% of our net profit after taxation and extraordinary losses but before extraordinary gains for that year.

No Director or supervisor has entered into any service contract with our Company which cannot be terminated by us within one year without payment other than statutory compensation.

D.	Employees

General

The table below sets forth the number of our employees by function as of the period indicated:

	As of December 31,
	2006	2007	2008
Coal production employees	26,548	28,098	32,297
Engineers and technicians	1,333	1,599	1,662
Management and administrative personnel	2,484	2,732	2,895
Support staff	9,420	10,354	10,535

Total	39,785	42,783	47,389

The table below sets forth the number of our employees by locations as of December 31, 2008:

Location	Employees as of December 31, 2008	% of Total
PRC
Shandong	46,844	98.85%
Shaanxi	190	0.40%
Shanxi	329	0.69%
Australia	26	0.05%

Total	47,389	100.0%

The total remuneration of our employees includes wages and bonuses. We paid our employees an aggregate of approximately RMB1,645.1 million, RMB2,005.4 million and RMB2,448.8 million in wages and bonuses in the years ended December 31, 2006, 2007 and 2008, respectively. The compensation of an employee directly involved in underground mining is based on the employee’s productivity, as well as the productivity of the employee’s mining team. We provide employees and their families also receive certain social welfare benefits and education and health services indirectly through the Controlling Shareholder. These benefits are provided in some cases by the Controlling Shareholder, as required by PRC laws, rules and regulations. We, in turn, pay the Controlling Shareholder for all such benefits.

Pursuant to the approval of the Board of Directors, we and the Controlling Shareholder entered into an exempted continuing connected transaction based on the Agreement for the Administration of Pension Fund and Retirement Benefit on January 10, 2006 (“Pension Fund and Retirement Benefit Agreement”). Under this agreement, Yankuang Group is obligated to pay the local pension fund authority on behalf of our employees and to provide our employees with other retirement benefits. In addition, the Controlling Shareholder has undertaken to administer our employees’ benefit plan free of charge. We contributed RMB759.4 million in pension contributions.

Our subsidiaries are participants in a State-managed retirement plan pursuant to which the subsidiaries pay a fixed percentage of their qualifying staff’s wages as a contribution to the plan. The subsidiaries’ financial obligations under this plan are limited to the payment of the employer’s contribution. In 2008, the amount of contribution paid by the subsidiaries pursuant to this arrangement was insignificant.

In 2006, 2007 and 2008, we paid pension contributions for our Directors, supervisors, executive officers and senior management of approximately RMB1.0 million, RMB378,000 and RMB509,000, respectively. In addition, each of our employee currently pays a percentage of his or her salary as additional pension contribution. Upon retirement, our employees are entitled pension payments under the pension plan.

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

All employees who are unable to work due to illness or disability are entitled to certain benefits during the period of their absence from the work. In addition, the PRC Government requires us to provide casualty and life insurance for each employee who works underground in mining sites through work injury funds. We contribute an amount to the work injury fund equivalent to 2% of each employee’s total remuneration the prior year.

Medical Insurance Plan

In accordance with the relevant regulations of the Shandong Provincial People’s Government, since 2002, we have established a basic medical insurance plan for employees, which comprises basic medical insurance and supplementary medical insurance plans. The insurance plans are described below.

•

Basic medical insurance plan – we set aside 8% of the total wages of each employee to a basic medical insurance fund, which recorded in our statement of income as “Wages and Employee Benefits” under “Cost of Sale and Service Provided” and “Selling, General and Administrative Expenses”.

•

Supplementary medical insurance plan – we set aside 4% of the total wages of each employee to a supplementary medical insurance fund. With respect to our coal production employees, the contribution to the supplementary medical insurance fund was recorded under “cost of sales and services provided”. With respect to our administrative employees, the contribution to the supplementary medical insurance fund was recorded under “selling, general and administrative expenses”.

Housing Plan

Under the Labor and Supply Agreement, the Controlling Shareholder is partly responsible for providing housing accommodations to our employees. We and the Controlling Shareholder share the incidental expenses relating to the provision of housing accommodation on a pro rata basis based on our respective number of employees and other negotiations. Such expenses amounted to RMB86.2 million, RMB86.3 million and RMB86.2 million for 2006, 2007 and 2008, respectively.

Beginning 2002, we have paid to our employees a housing allowance, which is calculated based on a fixed percentage of each employee’s wage to assist employees in their purchase of residential housing. In 2006, 2007 and 2008, we paid housing allowances to employees that amounted to RMB165.6 million, RMB176.2 million and RMB193.6 million, respectively.

E.	Share Ownership

No Director, supervisor or member of senior management who received compensation as described in subsection B above owns more than one percent of our outstanding Shares. See “Item 6. — A. Directors, Supervisors and Senior Management”.

We have not granted and have no plan to grant options for our Shares or other equity-linked securities to our employees. We have not and have no plan to implement any share bonus scheme for employees.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of December 31, 2008, the Controlling Shareholder owned 52.86% of our share capital. As a majority shareholder, the Controlling Shareholder is able to make most of the decisions reserved for shareholders

The following table sets forth certain information regarding ownership of our capital stock as of December 31, 2008, after implementation of the share reform plan, by all persons who are known by us to own beneficially more than 5% of our capital stock.

Title of Class	Identity of Person or Group	Shares Owned as of December 31, 2008	Percentage of Capital Stock as of December 31, 2008
Ordinary Shares in the form of Legal Person Shares, par value RMB1.00 each	Controlling Shareholder	2,600,000,000	52.86%

Ordinary Shares in the form of H Shares, par value RMB1.00 each	HKSCC Nominee Limited*	1,956,015,546	39.77%

*	As the nominee of the clearing and settlement agent for our H Shares, HKSCC Nominee Limited is the record holder of our H Shares.

Except as described in the table above, we are not aware of any holder of more than 5% of any class of our shares. Our major shareholders do not have voting rights different from that of other shareholders. All of our ordinary shareholders enjoy equal voting rights for each share that they hold.

To our knowledge, other than the Controlling Shareholder, which owns 52.86% of our Shares, we are not owned or controlled, directly or indirectly, by any other corporation, government, or other natural or legal person or persons, jointly or severally. We are not aware of any arrangement which may at a subsequent date result in a change of control over us.

B.	Related Party Transactions

Continuing Connected Transactions

The continuing connected transactions between our Company and the Controlling Shareholder for the year 2008 included the following:

1.	Supply of Materials and Services

Details of arrangement to supply materials and services between our Company and Yankuang Group, our Controlling Shareholder, in 2008 are shown in the following table.

No.	Connected Transactions	Agreement	Annual cap for 2008 (RMB’000)	Transaction amount for 2008 (RMB’000)
Expenditure
1.	Materials and water purchased from Yankuang Group	Provision of Materials and Water Supply Agreement	595,200	471,768
2.	Fuel and power purchased from Yankuang Group	Provision of Electricity Agreement	420,000	355,902
3.	Labor and services provided by Yankuang Group	Provision of Labor and Services Agreement	963,700	677,260
4.	Maintenance and repair services provided by Yankuang Group	Provision of Equipment Maintenance and Repair Works Agreement	320,000	253,864
5.	Products and materials sold to Yankuang Group	Provision of Products and Materials Agreement	3,250,000	1,935,401

2.	Payment of Endowment Insurance Fund

Pursuant to the Provision of Administrative Services for Pension Fund and Retirement Benefits Agreement dated January 10, 2006, Yankuang Group undertook to manage, without compensation, the Company’s pension insurance fund for our employees and the payment of pension and other benefits to the Company’s retirees (the “Endowment Insurance Fund”). Under the agreement, the Company will make monthly contributions equivalent to 45% of the aggregate monthly basic salaries and wages of the Company’s employees from January 1, 2006 to December 31, 2008. The annual amount for the Endowment Insurance Fund for the year 2008 paid by the Company as approved at the Fourth Meeting of the Third Session of the Board on March 4, 2006 was RMB760.0 million. This transaction constitutes an exempt continuing connected transaction, which has been approved by the Board.

The Opinions of the Independent Non-executive Directors

Our independent non-executive Directors have reviewed the continuing connected transactions in the year 2008 and confirmed that all such connected transactions have been: (i) entered into by us in the ordinary and usual course of our business, (ii) conducted either on normal commercial terms, or where there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favorable to us than terms available to or from independent third parties, and (iii) entered into in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole. The independent Directors also determined that the value of the connected transactions in respect of the supply of materials and services stated under “Supply of Materials and Services” above did exceed the annual cap for 2008 approved by independent shareholders on March 24, 2006.

Pursuant to applicable regulations, the Directors engaged the auditors of the Company to perform certain agreed procedures in respect of the continuing connected transactions of the Company. The auditors have reported their factual findings on these procedures to the Directors.

Approval of Continuing Connected Transaction Agreements and the Annual Caps for 2009, 2010 and 2011

As required by the rules of the Hong Kong Stock Exchange and Shanghai Stock Exchange on continuing connected transactions, we completed the necessary review and approval procedures for our continuing connected transactions and entered into five New Continuing Connected Transaction Agreements in the first quarter of 2009. The New Continuing Connected Transaction Agreements include the Provision of Materials Supply Agreement, Provision of Labor and Services Supply Agreement, Provision of Pension Fund Administrative Agreement, Provision of Coal Products and Materials Agreement and Provision of Electricity and Heat Agreement with the Controlling Shareholder. We also determined the annual caps for each of the New Continuing Connected Transaction Agreements for 2009, 2010 and 2011.

In accordance with applicable listing rules, the New Continuing Connected Transaction Agreements and the annual caps were approved by the Board at a meeting held on 23 December 2008. The term for each of the New Continuing Connected Transaction Agreements is from January 1, 2009 to December 31, 2011. The English translations for the New Continuing Connected Transaction Agreements are filed with this annual report as Exhibit 4.1.

For the years ended December 31, 2006, 2007 and 2008, we had the following continuing connected transactions with the Controlling Shareholder or its subsidiary companies:

	Year ended December 31,
	2006	2007	2008
	(RMB’000)	(RMB’000)	(RMB’000)
Income
Sales of coal	1,069,879	1,014,963	1,384,415
Sales of auxiliary materials	496,221	595,143	550,986

Expenditure
Utilities and facilities	358,370	377,074	376,288
Annual fee for mining rights	12,980	12,980	—
Purchases of supply materials and equipment	458,329	454,469	471,768
Repair and maintenance services	246,841	215,102	253,864
Social welfare and support services	406,004	313,062	255,265
Technical support and training	20,000	20,000	20,000
Road transportation services	63,448	60,718	86,671
Construction services	306,658	316,801	294,938

Acquisition of connected assets

The Acquisition of 74% Equity Interest in Hua Ju Energy

Our shareholders approved the acquisition of 74% equity interest in Hua Ju Energy held by our Controlling Shareholder, Yankuang Group, for RMB593.2 million. On February 18, 2009, the transfer of the equity interest was completed. The English translation of the acquisition agreement is filed with the annual report as Exhibit 4.2.

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

On June 28, 2006, Yankuang Group obtained the mining right permit of Zhaolou Coal Mine from the Ministry of Land and Resources. At the first extraordinary general meeting of the Company for the year 2008 held on January 30, 2008, the purchase of the mining rights of Zhaolou Coal Mine by Heze Nenghua for a consideration of RMB747.3 million was approved. On May 5, 2008, we obtained the mining rights when the acquisition was also approved by the regulatory authorities in charge of national land and resources.

Installation Payments for the Mining Rights of Jining III Coal Mine

The Jining III Coal Mine Acquisition Agreement entered into between the Company and Yankuang Group in 2000 set the consideration for the mining rights of Jining III Coal Mine at approximately RMB132.5 million. Pursuant to the acquisition agreement, the consideration is to be paid to Yankuang Group in ten annual installments, free of interest, beginning 2001. Accordingly, the Company paid RMB13.2 million to Yankuang Group in the year of 2008.

Amounts due to the Controlling Shareholder and its subsidiaries

The amounts due to the Controlling Shareholder and its subsidiary companies do no bear interest and are unsecured. The amounts due include the present value of the balance that arose from the acquisition of the mining rights of Jining III on January 1, 2001 that are discounted using the market rate of bank borrowings. The following table sets forth the amounts due to the Controlling Shareholder and its subsidiary companies as of December 31, 2007 and 2008:

	As of December 31,
	2007	2008
	(RMB’000)	(RMB’000)
Term for Repayment
Within one year	669,275	706,328
More than one year, but not exceeding two years	7,703	7,253
More than two years, but not exceeding three years	7,253	—

Total due	684,231	713,581

Less: amount due within one year	(669,275)	(706,328)

Amount due after one year	14,956	7,253

Except for the payments disclosed above, the remaining amounts due to the Controlling Shareholder or its subsidiary companies are repayable on demand.

Transactions/ balance with other state-controlled entities in the PRC

We operate in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC Government (“state-controlled entities”). In addition, we are part of a larger group of companies under the Controlling Shareholder that is controlled by the PRC Government. Apart from the transactions with the Controlling Shareholder and fellow subsidiaries and other related parties disclosed above, we also conduct business with other state-controlled entities. Our Directors consider those state-controlled entities as independent third parties so far as our business transactions with them are concerned.

In establishing our pricing strategies and approval process for transactions with other state-controlled entities, we do not differentiate whether the counter party is a state-controlled entity or not. Material transactions with other state-controlled entities are as follows:

	As of December 31,
	2006	2007	2008
	RMB’000	RMB’000	RMB’000
Trade sales	4,600,606	6,035,156	10,253,998
Trade purchases	1,568,658	1,056,959	1,328,958

Material balances with other state-controlled entities are as follows:

	As of December 31,
	2007	2008
	(RMB’000)	(RMB’000)
Amounts due from other state-controlled entities	339,979	364,420
Amounts due to other state-controlled entities	311,922	294,888

In addition, we have entered into various transactions, including deposit placements, borrowings and other general banking facilities, with certain banks and financial institutions that are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, our Directors are of the opinion that separate disclosure would not be necessary.

Except as disclosed above, our Directors are of the opinion that transactions with other state-controlled entities are not significant to our operations.

Interest of Management in certain transactions

None of the Directors or supervisors or executive officers had, either directly or indirectly, any material interest in any significant material contract to which we were a party during the year ended December 31, 2008.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

You should read “Item 18. Financial Statements” for information regarding our audited consolidated financial statements and other financial information.

Legal Proceedings and Arbitration

In 2004, we made an entrusted loan of RMB640 million to Shandong Xin Jia Industrial Company Limited (the “Entrusted Loan”) that was secured by 289 million shares of Huaxia Bank Company Limited (the “Huaxia Shares”). Following a default on the payment of the Entrusted Loan, the Huaxia Shares were disposed in a court-ordered auction to repay the Entrusted Loan. In December 2006, Shandong Runhua Group Co., Ltd. (“Runhua Group”) filed a competing claim of ownership for 240 million shares of the Huaxia Shares. The Supreme Court of the People’s Republic of China mediated the claims and proposed an arrangement that was accepted by all of the relevant parties. Pursuant to the arrangement, we released our security interest on 200 Huaxia Shares in return for Runhua Group’s settlement of the principal and interest on the Entrusted Loan. As of May 30, 2008, we had recovered RMB780.0 million, representing the full principal and accrued interest on the Entrusted Loan.

Except as disclosed, we were not involved in any other significant litigation or arbitration during the reporting period.

Dividend Policy

According to our Articles of Associations, we pay dividends once a year. The Shareholders shall by way of an ordinary resolution authorize our Board of Directors to declare and pay dividends. We may distribute dividends in the form of cash or shares. Pursuant to our Articles of Association, our after-tax profit shall be allocated in the following order: (1) compensation of losses; (2) allocation to the statutory common reserve fund; (3) allocation to the discretionary common reserve fund upon approval by resolution of the shareholders’ general meeting; (4) dividend payments of ordinary shares. If our statutory common reserve fund is not sufficient to compensate our losses from the previous year, we will utilize our after-tax profit to compensate our losses before making any provision for the statutory common reserve fund.

B.	Significant Changes

We have not experienced any significant changes since the date of the consolidated financial statements to this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The follow tables set forth a summary of the issuance of our Shares:

	H Shares			A Shares
	Initial offering	Second offering	Third offering	Initial offering	Second offering
Time of issuance	March 1998	May 2001	July 2004	June 1998	January 2001
Issue amount	850,000,000	170,000,000	204,000,000	80,000,000	100,000,000

As of December 31, 2008, our share capital structure was as follows:

Type	Number of shares	Proportion
Listed shares with restricted trading condition	2,600,041,800	52.8636%
Promoter Shares	2,600,000,000	52.8627%
A Shares held by our Directors, supervisors and executive officers	41,800	0.0009%
Listed shares without trading condition	2,318,358,200	47.1364%
A Shares	359,958,200	7.3186%
H Shares	1,958,400,000	39.8178%
Total	4,918,400,000	100.0%

As of December 31, 2008, we had 2,600,041,800 listed shares that were subject to trading restrictions, substantially all of which are held by our Controlling Shareholder on behalf of the State and the remainder by our Directors, supervisors and executive officers.

In the year 2008, the change of our listed Shares subject to trading restrictions was as follows:

Shareholders	Shares subject to trading restrictions as of January 1, 2008 (shares)	Shares released from trading restrictions in 2008 (shares)	Increase in Shares subject to trading restrictions in 2008 (shares)	Shares subject to trading restrictions as of December 31, 2008 (share)	Basis for imposition of or release from trading restriction
Yankuang Group	2,600,000,000	0	0	2,600,000,000	share reform plan
Yang Deyu	20,000	0	0	20,000	shares held by Directors, supervisors, and executive officers
Wu Yuxiang	20,000	0	0	20,000
Song Guo	1,800	0	0	1,800

Meng Xianchang	20,000	20,000	0	0	Mr. Meng ceased to be our supervisor on June 26, 2008

Total	2,600,061,800	20,000	—	2,600,041,800	—

Capitalization of capital reserve and our capital structure as of December 31, 2008:

During the reporting period of this annual report, our capital reserve did not change. Our shareholding structure as of the beginning and end of 2008 was as follows:

	Number of shares as of January 1, 2008	Increase/decrease in shares during the year	Number of shares as of December 31, 2008
1. Restricted Shares	2,600,061,800	(20,000)	2,600,041,800
Promoter Shares	2,600,000,000	—	2,600,000,000
A Shares held by our Directors, supervisors and executive officers	61,800	(20,000)	41,800
2. Unrestricted Shares	2,318,338,200	20,000	2,318,358,200
A Shares	359,938,200	20,000	359,958,200
H Shares	1,958,400,000	—	1,958,400,000
3. Total	4,918,400,000	—	4,918,400,000

The table below sets out certain market information relating to the H Shares, ADSs and A Shares for the periods indicated:

	Price per H Share (HK$)		Price per ADS (US$)		Price per A Share (RMB)
	High	Low	High	Low	High	Low
Annual highs and lows

2004	12.45	5.20	15.9	6.65	15.82	10.88
2005	12.30	4.75	15.79	6.14	14.09	4.92
2006	7.50	4.58	9.76	5.86	8.90	5.70
2007	17.82	6.28	23.35	8.01	27.68	7.07
2008	17.94	2.98	22.9	4.04	26.99	7.60

Quarterly highs and lows

2007
First quarter	8.45	6.28	10.68	8.01	9.95	7.07
Second quarter	12.10	7.57	15.36	9.73	17.29	9.23
Third quarter	17.26	9.00	21.90	12.77	24.96	14.10
Fourth quarter	17.82	11.82	23.35	15.67	27.68	17.15
2008
First quarter	16.80	8.96	21.3	11.5	24.68	17.32
Second quarter	17.94	10.80	22.9	14.38	26.99	13.75
Third quarter	15.82	7.50	20.24	9.99	22.09	9.50
Fourth quarter	8.47	2.98	10.72	4.04	12.29	7.60

Monthly highs and lows

2008
December	6.40	3.98	8.08	4.88	10.77	8.23
2009
January	7.10	4.73	9.08	6.20	10.35	8.40
February	5.89	4.43	7.81	5.55	12.72	9.75
March	6.05	4.00	7.78	5.11	13.35	9.50
April	8.20	5.55	10.56	7.33	16.81	12.60
May	10.02	7.65	12.72	9.60	16.69	14.17
June (through June 19, 2009)	11.70	9.75	15.00	12.29	15.77	14.61

Notes:

1.	In 2005, we implemented a resolution approved at the 2004 annual general meeting to issue bonus shares through capitalization of capital reserve. Based on the total share capital of 3,074 million shares of the Company as of December 31, 2004, six bonus shares were issued for every ten existing shares. As a result of capitalization of capital reserve, our share capital has changed as follows: i) number of state legal person shares held by our Yankuang Group increased from 1,670 million shares to 2,672 million shares; ii) number of unrestricted A Shares increased from 180 million shares to 288 million shares; iii) number of H Shares increased from 1,224 million shares to 1,958.4 million shares.
2.	On March 31, 2006, we implemented the Share Reform Plan, pursuant to which, Yankuang Group was granted the right to list and trade it formerly non-tradeable shares on the Shanghai Stock Exchange. Yankuang Group paid a consideration of 2.5 non-tradable shares for every ten shares to each A Share holder of record as of March 30, 2006 in exchange for the right to list and trade its shares. Upon the implementation of the Share Reform Plan, the share held by our Yankuang Group changed from unlisted shares to tradable shares subject to a 48-month trading moratorium, and our share capital changed as follows: i) the number of Promoter Shares decreased from 2,672 million shares to 2,600 million shares: ii) the number of unrestricted A Shares increased from 288 million shares to 360 million shares; and iii) the number of H Shares remained at 1,958.4 million shares.
3.	Effective in June 2008, the Company's ADS ratio was changed from one ADS representing 50 H Shares to one ADS representing 10 H Shares. The comparative figures of all period presented have been adjusted accordingly.

As of December 31, 2008, a total of 1,958,400,000 H Shares were outstanding, of which approximately 189,191,050 H shares or 9.66% of the outstanding H Shares, were held in the form of 18,919,105 ADSs. The outstanding ADSs were held collectively by 106 holders of record on May 31, 2008.

Issuance and listing of new American depositary shares in connection with ratio change

The Stock Exchange of Hong Kong Limited is the principal non-US trading market for our H Shares. Our ADSs, each represent ten H Shares, have been issued by the Bank of New York Mellon as depositary and are listed on the New York Stock Exchange. On April 18, 2008, the Board of Directors approved an resolution to change the ratio of our ADSs to H Shares from one ADS representing 50 H Shares to one ADS representing 10 H Shares. The ratio change was made with respect to the ADS holders of record on May 28, 2008, and the change became effective on June 27, 2008. New ADSs were distributed to ADS holders on July 3, 2008.

Repurchase, sale or redemption of H shares

In the shareholders’ meeting held on June 27, 2008, shareholder granted our Board of Directors a general mandate to issue additional H Shares representing no more than 20% of the outstanding H Shares. In the same shareholders’ meeting and separately in the class meetings of the A and H shareholder respectively on January 23, 2009, our shareholders granted the Board of Directors a general mandate to repurchase up to 10% of the outstanding H Shares. The Board of Directors, resolved to discuss these two general mandates in the 2008 general shareholders’ meeting to be held on June 26, 2009. As of the date of this annual report, the Company has not repurchased, issued or redeemed any of its outstanding Shares.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Shares are listed on the Shanghai Stock Exchange under the approval of the China Securities Regulatory Commission. The principal trading market for the H Shares is the Hong Kong Stock Exchange. The ADSs have been issued by The Bank of New York Mellon, acting as Depositary Bank, and are listed on the New York Stock Exchange under the symbol “YZC”. Prior to the initial public offering and subsequent listings on the Hong Kong and New York Stock Exchanges on April 1, 1998 and March 31, 1998, respectively, there was no market for the H Shares or the ADSs. For market price information on the exchanges on which our securities are listed, see “– A. Offer and Listing Details”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Since our Articles of Association became effective on September 25, 1997, the PRC Government and other regulatory authorities have promulgated various rules, regulations and opinions which including the Securities Laws of the PRC, the General Meeting Opinions, and the Guide for Articles of Association of Listed Companies, as amended in 2006. As a listed company, we are required to incorporate these rules, regulations and opinions into our Articles of Associations as appropriate.

Selected Summary of the Articles of Association

A copy of the English translation of our Articles of Association was filed with the Commission as an exhibit to our registration statement on Form F-1 under the Securities Act in connection with the global offering of our H Shares and related American Depositary Shares in 1997. Since then, our Articles of Association have been amended on the following dates and filed with the Commission:

Date of amendment to the Articles of Association	Filing
April 22, 2002	Appendix to 2001 20-F
June 25, 2004	Appendix to 2003 20-F
July 8, 2004	Appendix to 2004 20-F
June 28, 2005
August 22, 2005	Appendix to 2005 20-F
June 28, 2006
November 10, 2006	Appendix to 2006 20-F
June 15, 2007	Appendix to 2007 20-F
January 30, 2008
December 23, 2008	Appendix to this 20-F

The following is a summary of certain provisions of the Company’s Articles of Association, which is qualified in its entirety by reference to the English translation of our Articles of Association included as Appendix 4.1 to this annual report.

Objects and Purposes

We are a joint stock limited company established in accordance with the “Company Law”, “State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Share” and other relevant laws and administrative regulations of the State. We were established by way of promotion with the approval of the former State Commission for Restructuring the Economic System on September 24, 1997, as evidenced by approval document Ti Gai Sheng (1997) No. 154 of 1997. We were registered with and have obtained a business license from Shandong Provincial Administration Bureau of Industry and Commerce on September 25, 1997. Our business license number is: 370000400001016.

According to Article 12 of our Articles of Association, as amended on June 15, 2008, our scope of business includes: selection and sale of coal; transportation of goods through our railway; transportation of goods through highways; operation of ports; manufacture, sale, lease and repair of relevant mining equipment; production and sale of other mining materials; sale and lease of electronic equipment and sale of parts; sale of metallic materials, electronic products, construction materials, timber, rubber products and methanol; composition of mining, science and technological services; property development within the mining areas, property leasing and provision of services such as dining and accommodation; and production and sale of coal residual stones as construction materials.

Board of Directors

The Board of Directors is accountable to shareholders in general meetings and exercises the powers granted to it by the Articles of Association.

Directors who are not staff representatives are elected or removed at shareholders’ general meetings. Staff Directors are elected in staff representative meetings or by other democratic methods. All Directors are elected for a term of three years, which can be renewed by re-election at the expiry of the term, unless an Director is removed for cause during his term.

We have established a system of independent Directors and currently have four independent Directors. Independent Directors do not hold any positions in the Company other than their role as directors and do not maintain with us or our substantial shareholders a connection which may hamper their independent and objective judgment. In addition to the powers granted to Directors by the Company Law and other relevant laws, regulations and the Articles of Association, independent Directors have the following powers:

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

Article 224 of our Articles of Association places a general prohibition on a Director voting in respect of any contract, transaction or arrangement in which he, directly or indirectly through an associate, has a material interest. When a Director may have a conflict of interest, he must declare the nature and extent of his interest to the Board of Directors. Unless the interested Director discloses his interests and the contract, transaction or arrangement is approved by the Board of Directors at a meeting in which the interested Director is not counted as part of the quorum nor permitted to vote, the contract, transaction or arrangement may be voidable at the election of the Company.

Similarly, our Articles provide that when passing a resolution in relation to connected transaction, or where any Director or any of its associates (as defined under the Listing Rules of the Stock Exchange of Hong Kong) is connected with such resolution, such connected director must recuse himself from the Board meeting, not have any voting rights in respect thereof, and not be counted as part of the quorum of the Board of Directors’ meeting. If less than three non-connected Directors attend the Board of Directors’ meeting, the connected transaction shall be submitted as a resolution at a shareholders’ general meeting of the Company.

The Directors is authorized to exercise the borrowing powers of the Company within the financial guidelines set forth in Article 171. Variation of the borrowing power of the Board may only be effected by amending the Articles of Association. With the approval of over two-thirds of all Directors, the Board of Directors may make decisions on the following matters:

(1)	a single loan of less than 10% of the Company’s latest audited net asset value so long as the debt ratio to the Company’s assets remains under 60% after such financing; and

(2)	mortgages or pledges of assets the cumulative outstanding amount of which is less than 30% of the Company’s latest audited net asset value.

Remuneration of Directors are determined by resolution of the shareholders. The Articles of Association do not impose a mandatory retirement age or share ownership qualification on Directors.

Description of the Shares and Shareholder Rights

As of December 31, 2008, our share capital structure consists of 4,918,400,000 ordinary shares, comprising

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

Holders of our ordinary Shares are entitled to share in the Company’s profits, dividends and other distributions in proportion to the number of Shares held and are not liable for making any further contribution other than the subscription amount. Our ordinary shareholders enjoy the following rights:

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

Voting Rights

Shareholder (including proxies), when voting at a shareholders’ general meeting, may exercise such voting rights as are attached to the number of voting shares which they hold. Each share represents one vote. Shares held by the Company do not have voting rights and these shares will not count as the total number of shares entitled to vote. Resolutions at shareholders’ general meetings shall be divided into ordinary resolutions and special resolutions. An ordinary resolution must be passed by votes representing more than half of the voting rights represented by the shareholders (including proxies) present at the meeting. A special resolution must be passed by votes representing more than two-thirds of the voting rights represented by the shareholders (including proxies) present at the meeting. Our Articles of Associations provide that a controlling shareholder (as defined in the Articles) shall not exercise its voting rights to approve matters which will be prejudicial to the interests of all or some of the other shareholders.

Sources of Shareholders’ Rights

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

Merger and Acquisition

In the event of the merger or division of our Company, a plan must be presented by our Board of Directors and approved in accordance with the procedures stipulated in our Articles of Association. Shareholders who object to the plan of merger or division will have the right to demand us or the shareholders who consent to the plan of merger or division to acquire their shares at fair market price. A resolution proposing a merger or division by our company constitutes a special document, which will be available for inspection by our shareholders.

Redemption Provisions

In accordance with the procedures set out in the Articles of Association and upon obtaining approval from relevant government authorities, we may repurchase our issued Shares under the following circumstances:

(i)	canceling Shares to reduce our capital;

(ii)	merger with another company that holds Shares of our Company;

(iii)	granting employee incentive Shares;

(iv)	purchasing the shares of dissenting shareholders; and

(v)	other circumstances permitted by relevant laws and administrative regulations.

We may repurchase shares in one of the following ways, with the approval of the relevant government authorities:

(i)	by making a general offer to repurchase shares of all our shareholders on a pro rata basis;

(ii)	by repurchasing shares through a public dealing on a stock exchange;

(iii)	by repurchasing shares outside of the stock exchange by means of an off-market agreement; or

(iv)	by other means as authorized by the competent securities authorities under the State Council.

Variation of Rights

The rights attached to any class of shares may not be varied or abrogated except with the approval of a special resolution of all shareholders in a general meeting, along with a resolution of more than two-thirds of the holders of the affected class of shares at a separate meeting in accordance with the Articles of Association.

Shareholders’ Meetings and Notices

Shareholders’ general meetings are divided into annual general meetings and extraordinary general meetings. Shareholders’ general meetings shall be convened by the Board of Directors. Annual general meetings are held once every year and within six months from the end of the preceding financial year. The Board of Directors shall convene an extraordinary general meeting within two months of the occurrence of any one of the following events:

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

(v)	other cases as provided in laws, administrative regulations and the Articles of Association; or

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

When we convene a shareholders’ general meeting, the Board of Directors, the supervisory committee and shareholder(s) individually and jointly holding more than 5% of our shares have the right to propose resolutions to the Company. Shareholder(s) individually and jointly holding more than 5% of our shares may propose special resolutions in writing to the convenor 20 days before the shareholders’ general meeting is convened. The convenor shall issue a supplementary notice of the general meeting within two days after receiving the resolutions to announce the contents of the resolutions. Apart from the above, no amendment to the resolutions as set out in the notice of general meeting or proposal of new resolutions shall be made after the convenor has issued the notice of general meeting. The resolutions not set out in the notice of general meeting or failing to comply with the Articles shall be not voted and resolved in the shareholders’ general meeting.

Limitations on Voting and Shareholding

Holders of H Shares and Domestic Shares, with minor exceptions, are entitled to the same economic and voting rights. Consistent with PRC law, the Articles of Association provide that the H Shares can only be traded by investors of Taiwan, Hong Kong, Macau and any country other than the PRC, while A Shares may be traded only by PRC investors and qualified foreign institutional investors.

Ownership Threshold

There are no ownership thresholds above which shareholder ownership is required to be disclosed.

Changes in Registered Capital

The Company may change its registered share capital in accordance with the Company Law, any other relevant regulatory provisions and the Articles of Association. Article 109 provides that any increase or reduction in share capital must be resolved by a special resolution at a shareholders general meeting.

Recent Amendments to the Articles of Association

During the reporting period of this annual report, we made a number of amendments to our Articles of Association.

Our shareholders approved an amendment to Article 158 on January 30, 2008 to authorize independent Directors to retain audit and consulting services with a majority vote, as opposed to the unanimous approval of independent Directors that was necessary before the amendment.

To improve corporate governance and ensure compliance with the relevant PRC laws and regulations, the Board recommended, and our shareholders approved on December 23, 2008, certain amendments to the Articles of Association. Articles 63, 64, 218 and 219 were adopted to increase our financial independence from the Controlling Shareholder by prohibiting the misappropriation of funds and assets by the Controlling Shareholder and charging Directors, supervisors and senior management with the responsibility to safeguard the Company’s funds accordingly. The newly adopted Articles 66 and 171 require shareholder approval and disclosure of external guarantees. Articles 166 and 202 provide for, but do not require, the establishment of certain Board committees and set forth composition requirements for those committees.

In addition to the above amendments, our Board of Directors proposed certain amendments to our Articles of Association, which are subject to a vote of our shareholders at the 2009 annual general meeting of the Company on June 26, 2009 as well as approval by the Ministry of Foreign Trade and Economic Cooperation. If approved, these proposed amendments will affect our business registration number, procedures for notifying creditors, cash dividend policy and use of electronic means to communicate with H Shareholders, but they have not taken effect as of the date of this annual report.

C.	Material Contracts

Renewal of Continuing Connected Transaction Agreements

As required by the rules of the Hong Kong Stock Exchange and Shanghai Stock Exchange on continuing connected transactions, we completed the necessary review and approval procedures for our continuing connected transactions and entered into five New Continuing Connected Transaction Agreements in the fourth quarter of 2008. We also determined the annual caps for each of the Continuing Connected Transaction Agreements for 2009, 2010 and 2011.

Each of the New Continuing Connected Transaction Agreements are with the Controlling Shareholder. We amended and renewed the Provision of Labour and Services Supply Agreement, Provision of Insurance Fund Administrative Services Agreement, and Provision of Material Supply Agreement and continue to receive services and products from the Controlling Shareholder pursuant to these agreements We also renewed our obligation to provide services and products to the Controlling Shareholder under the Provision of Coal Products and Materials Agreement. Pursuant to the amended Provision of Electricity and Heat Agreement, we provided power to Yankuang Group now that we have acquired Hua Ju Energy from Yankuang Group. The New Continuing Connected Transaction Agreements are filed with this annual report as Exhibit 4.1.

Acquisition of 74% Equity Interest in Shandong Hua Ju Energy Co., Ltd.

On October 24, 2008, the Company and the Yankuang Group entered into an equity transfer agreement, pursuant to which, the Company agreed to purchase the 74% equity interest held by the Controlling Shareholder in Hua Ju Energy for RMB593.2 million. The consideration for the transfer was a result of arm’s length negotiations based on a valuation report prepared by an independent valuer. The acquisition was recommended by the Board and approved by shareholders in an extraordinary general meeting on December 23, 2008. The transfer was completed on February 18, 2009.

Hua Ju Energy is a joint stock limited company established in the PRC, which engages in the business of supplying electric power and heat by utilizing coal gangue and coal slurry produced during the coal mining process. It owns and operates six power plants, each of which is located near one of our coal mines. The equity transfer agreement is filed with this annual report as Exhibit 4.2.

Approval of Continuing Connected Transaction Agreements

We entered into six continuing connected transaction agreements in 2006 and set annual transaction caps for each of the agreements for 2006, 2007 and 2008. Each of the continuing connected transaction agreements that was formed in 2006 expired at the end of 2008. The continuing connected transaction agreements entered into in 2006, and amendments thereof, are filed with this annual report as Exhibit 4.3.

Agreement to Establish Huadian Zouxian Power Generation Company Limited

On August 23, 2007, the Company entered into an investment agreement to establish Huadian Zouxian Power Generation Company Limited. This associate company was established by the Company together with Huadian International and Zoucheng Municipal Assets Operation Company on November 21, 2007. The registered capital of Huadian Zouxian Power Generation Company Limited is RMB3,000 million, of which the Company contributed RMB900 million, representing approximately 30% of the registered capital.

The business scope of the associate company includes the development, investment, construction and operation of projects relating to electric power and other energy. This company will be principally engaged in the construction, operation and management of two coal-fired power plants, each with capacity of 1,000 MW, during the Phase IV capacity expansion project of Zouxian Power Plant. The investment agreement is filed with this annual report as Exhibit 4.4.

D.	Exchange Controls

Our Articles of Association require that we pay dividends and other distributions to holders of Foreign-Invested Shares in accordance with relevant foreign exchange control regulations. If there is no applicable regulation, the exchange rate that we use to convert dividends and distributions to foreign currencies shall be the average exchange rate of Renminbi to the relevant foreign currency announced by the Bank of China five business days prior to the announcement of the dividend or distribution.

The Renminbi currently is not a freely convertible currency. The PRC State Administration of Foreign Exchange (“SAFE”), under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currency. Under existing foreign exchange regulations, unless otherwise approved by the SAFE or exempted by relevant regulations, PRC enterprises must price and sell their goods and services in the PRC in Renminbi.

The mandatory settlement system has been abolished by the latest amendment to the Control of Foreign Exchange Regulations. All foreign exchange income generated from current account transactions of PRC enterprises (including foreign-invested enterprises) may be retained by enterprises themselves or be sold to the financial institutions operating the foreign exchange settlement or sale business in accordance with relevant regulations. Foreign exchange income from loans issued by organizations outside the territory or from the issuance of bonds and shares (for example foreign exchange income received by our Company from the sale of shares overseas) is also not required to be sold to financial institutions operating the foreign exchange settlement or sale business, but may be deposited in foreign exchange accounts at the financial institutions operating foreign exchange businesses.

PRC enterprises (including foreign-invested enterprises) which require foreign exchange for transactions relating to current account items may, without the approval of SAFE, effect payment from their foreign exchange accounts at financial institutions operating foreign exchange businesses, with valid receipts and proof. Upon a board approval, foreign-invested and PRC enterprises that need foreign currency to distribute profits to their shareholders ,such as our Company, may make distributions from their foreign exchange accounts or convert RMB into foreign currencies at foreign exchange businesses.

The conversion of foreign exchange in respect of capital account items, like direct investment and capital contribution, is subject to registration formalities at the foreign exchange administrative department of the State Council.

We have established a limited independent foreign currency account since 2001. The primary source of our foreign currency is revenues denominated in U.S. dollars from coal sales. We use foreign currency primarily to settle equipment and machinery purchases and pay cash dividends on our H Shares (in HK dollars). We have not experienced any shortage of foreign currency. In addition, we can exchange Renminbi for additional foreign currency from designated banks for current account transactions by presenting relevant documents to evidence foreign currency requirements in accordance with relevant regulations.

E.	Taxation

The following summary of certain tax provision does not address all of the tax considerations that may be relevant to each investor and is based on the tax laws, notices and treaties of the relevant jurisdictions as of the date of this annual report, all of which are subject to amendments or changes in interpretation, possibly with retroactive effect. This discussion does not deal with all possible tax consequences relating to an investment in the H Shares or ADSs. In particular, the tax consequences under state, local and other laws are not discussed. This discussion does not constitute legal or tax advice. Accordingly, potential investors are strongly urged to consult their own tax adviser to determine the tax consequences of their investment.

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

Enterprises. According to the Enterprise Income Tax Law of the People’s Republic of China effective as of January 1, 2008, the relevant regulations in the Implementing Regulations for the Law of the People’s Republic of China on Enterprise Income Tax (collectively, the “EIT Law”) and the Notice of the State Administration of Taxation on the Issues Concerning Withholding the Enterprise Income Tax on the Dividends Paid by Chinese Resident Enterprises to H Share Holders Which are Overseas Non-resident Enterprises ,which was promulgated on November 6, 2008, where a Chinese resident enterprise pays dividends for the year of 2008 or any year thereafter to its H share holders that are overseas non-resident enterprises, it shall withhold the enterprise income tax thereon at the uniform rate of 10%. After receiving dividends, a non-resident enterprise shareholder may submit an application to the competent tax authority to claim any treatment under a relevant tax agreement (arrangement).

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

According to the Interim Measures for Administration of Withholding at Source of Income Tax of Non-resident Enterprise, which was promulgated by the State Administration of Taxation on January 9, 2009, when two non-resident enterprises enter into an equity assignment transaction to transfer the equity of a Chinese enterprise outside the territory of China, the assigning non-resident enterprise shall pay tax with the competent tax authority in the place where the Chinese enterprise whose equity has been transferred is located. In addition, the Chinese enterprise whose equity is being assigned shall assist the tax authority in the collection of tax for the transaction.

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

The following is a general discussion of material United States federal income tax consequences of purchasing, owning and disposing of the H Shares or ADSs if you are a U.S. holder, as defined below, and hold the H Shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986 as amended (the “Code”). This discussion does not address all of the tax consequences relating to the purchase, ownership and disposition of the H Shares or ADSs, and does not take into account U.S. holders who may be subject to special rules including:

•	tax-exempt entities;

•	partnerships or other entities treated as partnerships for United States federal income tax purposes;

•	banks, financial institutions, and insurance companies;

•	real estate investment trusts, regulated investment companies and grantor trusts;

•	dealers or traders in securities, commodities or currencies;

•	U.S. holders liable for alternative minimum tax;

•	U.S. holders that own, actually or constructively, 10% or more of our voting stock;

•	persons who receive the H Shares or ADSs as compensation for services;

•	U.S. holders that hold the H Shares or ADSs as part of a straddle or a hedging or conversion transaction;

•	certain U.S. expatriates; or

•	U.S. holders whose functional currency is not the U.S. dollar.

Moreover, this description does not address United States federal estate, gift or alternative minimum taxes or any state or local tax consequences of the acquisition, ownership and disposition of the H Shares or ADSs.

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

You are a “U.S. holder” if you are a beneficial owner of H Shares or ADSs and are:

•	an individual citizen or resident of the United States for United States federal income tax purposes;

•	a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to United States federal income tax without regard to its source; or

•	a trust:

•	subject to the primary supervision of a United States court and the control of one or more United States persons; or

•	that has elected to be treated as a United States person under applicable United States Treasury regulations.

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

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSIDERATIONS APPLICABLE TO THEM RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE H SHARES OR ADSs, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS OR NON-U.S. TAX LAWS, ANY CHANGES IN APPLICABLE TAX LAWS AND ANY PENDING OR PROPOSED LEGISLATION OR REGULATIONS.

Distributions on the H Shares or ADSs

Subject to the discussions below under “ — Passive Foreign Investment Company”, the gross amount of any distribution (without reduction for any PRC tax withheld) we make on the H Shares or ADSs out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in your gross income as ordinary dividend income when the distribution is actually or constructively received by you, or by the depositary in the case of ADSs. Distributions that exceed our current and accumulated earnings and profits will be treated as a return of capital to you to the extent of your basis in the H Shares or ADSs and thereafter as capital gain. We, however, may not calculate earnings and profits in accordance with U.S. tax principles. In this case, all distributions by us to U.S. Holders will generally be treated as dividends. Any dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from United States corporations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual, trust or estate in a taxable year prior to January 1, 2011 with respect to the H Shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on H Shares or ADSs will be treated as qualified dividends if either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service, or IRS, has approved for the purposes of the qualified dividend rules, or (ii) the dividends are with respect to ADSs readily tradable on a U.S. securities market, provided that we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Agreement Between the Government of the United States of America and the Government of the People's Republic of China for the Avoidance of Double

Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income PFIC rules (the “Treaty”) has been approved for the purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty. We are considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the New York Stock Exchange. Finally, based on our audited financial statements and relevant market data, we believe that we did not satisfy the definition for PFIC status for U.S. federal income tax purposes with respect to our 2008 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2009 taxable year or any future year. However, our status in the current year and future years will depend on our income and assets (which for this purpose depends in part on the market value of the H Shares or ADSs) in those years. See the discussion below under “ — Passive Foreign Investment Company”.

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

Subject to various limitations, any PRC tax withheld from distributions in accordance with the Treaty will be deductible or creditable against your United States federal income tax liability. Dividends paid by us generally will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and will be categorized as “passive income” or, in the case of certain U.S. Holders as “general category income” for U.S. foreign tax credit purposes.

In the event we are required to withhold PRC income tax on dividends paid to U.S. Holders on the H Shares or ADSs (see discussion under “Taxation—China”), you may be able to claim a reduced 10% rate of PRC withholding tax if you are eligible for the benefits under the Treaty. You should consult your own tax advisor about the eligibility for reduction of PRC withholding tax.

You may not be able to claim a foreign tax credit (and instead may claim a deduction) for non-United States taxes imposed on dividends paid on the H Shares or ADSs if you (i) have held the H Shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, or (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale). The rules relating to the U.S. foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the effect of these rules in their particular circumstance.

Sale, Exchange or Other Disposition

Subject to the discussions below under “ — Passive Foreign Investment Company”, upon a sale, exchange or other disposition of the H Shares or ADSs, you will generally recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H Shares or ADSs. The rules relating to the U.S. foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the effect of these rules in their particular circumstance. Any gain or loss will generally be United States source gain or loss for foreign tax credit limitation purposes and as a result of the U.S. foreign tax credit limitation, foreign taxes, if any, imposed upon capital gains in respect of H Shares or ADSs may not be currently creditable. Under that Treaty, if any PRC tax was to be imposed on any gain from the disposition of H Shares or ADSs, the gain may be treated as PRC-source income. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of H Shares or ADSs, including the availability of the foreign tax credit under their particular circumstances.

If you are paid in a currency other than U.S. dollars, any gain or loss resulting from currency exchange fluctuations during the period from the date of the payment resulting from sale, exchange or other disposition is made to the date you convert the payment into U.S. dollars will be treated as United States source ordinary income or loss.

Passive Foreign Investment Company

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

Passive income does not include rents and royalties derived from the active conduct of a trade or business. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

Based on the composition of our assets and income and the current expectations regarding the price of the H Shares and ADSs, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2009 taxable year and we do not intend or anticipate becoming a PFIC for any future taxable year. The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the 2009 taxable year. Changes in the nature of our income or assets or a decrease in the trading price of the H Shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year.

If we were a PFIC in any taxable year that you held the H Shares or ADSs, you generally would be subject to special rule” with respect to “excess distributions” made by us on the H Shares or ADSs and with respect to gain from your disposition of the H Shares or ADSs. An “excess distribution” generally is defined as the excess of the distributions you receive with respect to the H Shares or ADSs in any taxable year over 125% of the average annual distributions you have received from us during the shorter of the three preceding years, or your holding period for the H Shares or ADSs. Generally, you would be required to allocate any excess distribution or gain from the disposition of the H Shares or ADSs ratably over your holding period for the H Shares or ADSs. The portion of the excess distribution or gain allocated to a prior taxable year, other than a year prior to the first year in which we became a PFIC, would be taxed at the highest United States federal income tax rate on ordinary income in effect for such taxable year, and you would be subject to an interest charge on the resulting tax liability, determined as if the tax liability had been due with respect to such particular taxable years. The portion of the excess distribution or gain that is not allocated to prior taxable years, together with the portion allocated to the years prior to the first year in which we became a PFIC, would be included in your gross income for the taxable year of the excess distribution or disposition and taxed as ordinary income.

These adverse tax consequences may be avoided if the U.S. Holder is eligible to and does elect to annually mark-to-market the H Shares or ADSs. If a U.S. Holder makes a mark-to-market election, such holder will generally include as ordinary income the excess, if any, of the fair market value of the H Shares or ADSs at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the H Shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included in income as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of the H Shares or ADSs will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. The H Shares or ADSs may qualify as “marketable stock” because the ADSs are listed on the New York Stock Exchange.

A U.S. Holder’s adjusted tax basis in the H Shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the H Shares or ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

Alternatively, a timely election to treat us as a qualified electing fund could be made to avoid the foregoing rules with respect to excess distributions and dispositions. You should be aware, however, that if we become a PFIC, we do not intend to satisfy record keeping requirements that would permit you to make a qualified electing fund election.

If you own the H Shares or ADSs during any year that we are a PFIC, you must file IRS Form 8621. The reduced tax rate for dividend income, as discussed above under “ — Distributions on the H Shares or ADSs,” is not applicable to a dividend paid by us if we are a PFIC for either our taxable year in which the dividend is paid or the preceding year. We encourage you to consult your own tax advisor concerning the United States federal income tax consequences of holding the H Shares or ADSs that would arise if we were considered a PFIC.

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

Dividends

Under current Hong Kong Inland Revenue Department practice, no Hong Kong tax is payable by the recipient in respect of dividends paid by us.

Taxation of Capital Gains

No Hong Kong tax is imposed on capital gains arising from the sale of property (such as H shares) acquired and held as investment assets. However, if a person carries on a trade, profession or business in Hong Kong (e.g., trading and dealing in securities) and derives trading gains from that trade, profession or business in or from Hong Kong, Hong Kong profits tax will be payable. Gains from sales of H shares effected on or off the Hong Kong Stock Exchange are considered to derive from or arise in Hong Kong for this purpose. Hong Kong profits tax is currently charged at the rate of 16.5% for corporations and at the rate of 15% for individuals.

No Hong Kong tax liability will arise on capital or trading gains arising from the sale of ADSs where the purchase and sale is effected outside Hong Kong, e.g. on the NYSE.

Hong Kong Stamp Duty

Hong Kong stamp duty is payable by each of the seller and the purchaser for every sold note and every bought note created for every sale and purchase of the H shares. Stamp duty is charged at the total rate of 0.2% of the value of the H shares transferred (the buyer and seller each paying half of such stamp duty). In addition, a fixed duty of HK$5 is currently payable on an instrument of transfer of H shares. If one of the parties to a sale is a non-resident of Hong Kong and does not pay the required stamp duty, the stamp duty not paid will be assessed on the instrument of transfer (if any), and the transferee will be liable for payment of such stamp duty.

If the withdrawal of H shares when ADSs are surrendered or the issuance of ADSs when H shares are deposited results in a change of beneficial ownership in the H shares under Hong Kong law, Hong Kong stamp duty at the rate described above for sale and purchase transaction will apply. The issuance of ADSs for deposited H shares issued directly to the depositary or for the account of the depositary should not lead to a Hong Kong stamp duty liability. Holders of the ADSs are not liable for the Hong Kong stamp duty on transfers of ADSs outside of Hong Kong so long as the transfers do not result in a change of beneficial interest in the H shares under Hong Kong law.

Hong Kong Estate Duty

Hong Kong estate duty was abolished with respect to persons passing away on or after February 11, 2006.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

In accordance with the Exchange Act, we are obligated to file reports, including this annual report, and other information with the Commission. The reports and other information we have filed under the Exchange Act and the registration statement on Form F-1 and exhibits thereto we have previously filed with the Commission may be inspected and copied by the public at the public reference facilities maintained by the Commission at 100 F Street NE, Washington D.C. 20549, U.S.A. and will also be available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048, U.S.A. and at Northwest Atrium Center, 500 Madison Street (Suite 1400), Chicago, Illinois 60661, U.S.A. Copies of such material may also be obtained from the Public Reference Section of the Commission at 100 F Street NE, Washington D.C. 20549, U.S.A. at prescribed rates. Our annual reports and other information filed with the Commission are also available at the Commission’s website at www.sec.gov. Such reports and other information may also be inspected at the office of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, U.S.A.

I.	Subsidiaries

As of May 31, 2009, we owned the following subsidiaries:

Name of Subsidiary	Country of incorporation /registration and operation	Issued and fully paid capital/ registered capital	Proportion of registered capital/issued share capital held by the Company		Proportion of voting power held	Principal activities
			Directly	Indirectly
Heze Nenghua	PRC	RMB600,000,000	96.67%	—	96.67%	Coal mining business
Yancoal Australia	Australia	AUD64,000,000	100%	—	100%	Investment holding
Austar Company	Australia	AUD64,000,000	—	100%	100%	Coal mining business
Yanmei Shipping	PRC	RMB5,500,000	92%	—	92%	Transportation via rivers and lakes and the sales of coal and construction materials
Yulin Nenghua	PRC	RMB1,400,000,000	100%	—	100%	Operation of 600,000 tonne methanol project
Zhongyan Trading	PRC	RMB2,100,000	52.38%	—	52.38%	Trading and processing of mining machinery
Shanxi Nenghua	PRC	RMB600,000,000	100%	—	100%	Investment holding
Tianchi Energy	PRC	RMB90,000,000	—	81.31%	81.31%	Coal mining business
Tianhao Chemicals	PRC	RMB150,000,000	—	99.85%	99.85%	Operation of methanol project
Hua Ju Energy	PRC	RMB288,589,774	74%	—	74%	Power and heat supply

J.	Compliance with and Exemption to Corporate Governance Standards Imposed by the New York Stock Exchange

The New York Stock Exchange (“NYSE”) has imposed a series of corporate governance listing standards for companies listed on the NYSE in Section 303A of its listing rules. However, the NYSE provides that listed companies that are foreign private issuers, subject to certain limitations and conditions, are permitted to follow “home country” practice in lieu of the provisions of Section 303A of the NYSE Listed Company Manual. To qualify for this exemption, a listed foreign private issuer must disclose any significant manners in which their corporate governance practices differ from those required by NYSE listing standards.

As of the date of this annual report, 52.86% of our voting rights are vested in the Controlling Shareholder. We therefore are exempt from certain requirements of Section 303A. We are not required to comply with the majority independent requirement of Section 303A.01 when forming our board of directors. We are not required to comply with the requirements of Section 303A.04 to form a nominating/corporate governance committee composed entirely of independent directors. Neither are we required to comply with the requirements of Section 303A.05 to form a compensation committee composed entirely of independent directors.

We have established an audit committee pursuant to Section 303A.06 of the NYSE Listed Company Manual. As a foreign private issuer, we rely on the exemption under Section 303A.00 of the NYSE Listed Company Manual, as well as affiliated the director and employee director exemptions provided under Rule 10A-3 of the Exchange Act to be in compliance with the audit committee requirements set out in Section 303A.06.

As a foreign private issuer, we are subject to more than one set of corporate governance requirements. In the table below, we set out material differences between our corporate governance practices and the NYSE’s corporate governance requirements as set out in Section 303A of the Listed Company Manual:

	NYSE Listed Company Manual Requirements on Corporate Governance	Company’s Practices
Non-management directors must meet at regularly scheduled executive sessions without management	Section 303A.03 of the Listed Company Manual requires non-management directors of each listed company to meet at regularly scheduled executive sessions without management participation.	There is no identical corporate governance requirement in the PRC. We have established a reporting system to the Board to ensure that the Directors stay informed of the our business and operations. We believe that the convening of Board meetings on a regularly basis offers non-management Directors an effective forum to voice their concerns and engage in full and open discussions regarding our business affairs.

Corporate Governance Guidelines

Section 303A.09 requires a listed company to adopt and disclose corporate governance guidelines. In addition, Section 303A.09 lists out matters that must be addressed in the guidelines:

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

Code of Business Conduct and Ethics

Section 303A.10 requires a listed company to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers from the code for directors or executive officers.

Topics must be addressed in the a code of business conduct and ethics:

•        conflicts of Interest;

•        corporate Opportunities;

•        confidentiality;

•        fair dealing;

•        protection and proper use of company assets;

•        compliance with laws, rules and regulations (including insider trading laws); and

•        encouraging the reporting of any illegal or unethical behavior.

We have adopted a code of ethics, which is published on our website, in compliance with PRC laws and regulations as well as the rules of relevant stock exchanges. Although our current code of ethics as adopted does not completely conform with the NYSE rules, we believe that the existing code of ethics adequately protects the interests of the Company and Shareholders.

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

Interest Rate Risk. We are exposed to interest rate risk caused by interest rates changes on our liabilities, in particular our long-term liabilities. We are also exposed to cash flow interest rate risk in relation to variable rate bank balances, term deposit, restricted cash and bank borrowings in Renminbi. Our cash flow interest rate risk is mainly concentrated on fluctuations of the PBOC benchmark lending interest rate in relation to our RMB denominated borrowings. We undertake debt obligations to fund our ordinary expenses, including capital expenditures and working capital needs. Upward fluctuations in interest rates increase the cost of new debt and the interest cost of outstanding variable rate liabilities. Interest rate fluctuations can also lead to significant fluctuations in the fair values of our debt obligations. We currently do not have an interest rate hedging policy nor do we use any derivative instruments to hedge our interest rate risk.

Our exposures to interest rate risk on our financial assets and liabilities, as well as our sensitivity to interest rate fluctuation are not significant. We have prepared a sensitivity analysis to assess the impact of interest rate fluctuations on our 2008 operating results. Based on this analysis, we estimate that an increase in the interest rate of 1% would have decreased our reported net income attributable to our equity holders for 2008 by approximately RMB3.2 million.

Foreign Currency Exchange Rate Risk. China has adopted a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand with reference to a basket of currencies. Exchange rate fluctuations may adversely affect the value of our net assets, earnings and any declared dividends when translated or converted into U.S. dollars or Hong Kong dollars.

RMB fluctuations mainly affect our (a) income from coal exports, which must be converted into RMB since our coal exports are denominated in U.S. dollars; (b) conversion of foreign currency deposits; (c) exposure to the foreign currency loans we granted to our foreign operation; and (d) costs of imported equipment and fittings.

The sales and costs of each entity in our Company are generally denominated in the functional currency of the relevant entity. Accordingly, we are not exposed to significant foreign currency risk. Our Company is primarily exposed to fluctuations in the U.S. dollar, Hong Kong dollar and Australian dollar.

The table below sets forth the foreign currency denominated assets and liabilities of the Company and its Subsidiaries that are in currencies different than the functional currency of the entity that carries such assets or liabilities on its balance sheet as of December 31, 2008.

	Liabilities		Assets
	2008	2007	2008	2007
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
United States Dollars(US$)	4,447	2,250	910,764	663,713
Euro (“EUR”)	—	47,338	15,718	34,018
Hong Kong Dollar (HK$)	—	—	7,286	103,851
Notional amounts to United States Dollar foreign exchange contracts used for hedging	210,800	—	—	—

Except as disclosed in our financial statements, we do not have a foreign currency hedging policy. However, our management monitors our foreign exchange exposure and will consider hedging significant currency exposure if the need arises.

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

	US$ (1)		HK$(1)
	2008	2007	2008	2007
	(RMB’000)
Increase (decrease) to profit and loss
- if RMB rate decrease 5% against the respective foreign currency	58,863	62,804	273	4,945
- if RMB rate increase 5% against the respective foreign currency	(58,863)	(62,804)	(273)	(4,945)

	US$(2)
	2008	2007
	(RMB’000)	(RMB’000)
Increase (decrease) to profit and loss
-if AUD rate decrease 5% against the respective foreign currency	21,584	31,305
-if AUD rate increase 5% against the respective foreign currency	(21,584)	(31,305)

(1)	This is mainly attributable to our exposure outstanding on the bank deposits and loans to foreign operations or subsidiaries of US$ and HK$ at the year end.
(2)	This is mainly attributable to our exposure outstanding on the loans to foreign operations or subsidiaries where the loan is denominated in a currency other than the functional currency of the borrower, namely the Australian dollar.

During the year ended December 31, 2008, our subsidiary, Yancoal Australia, entered into forward foreign exchange contracts to buy Australian dollars with U.S. dollars to manage the currency risks of foreign currency forecast sales. As of December 31, 2008, the outstanding notional amount of these forward contracts was approximately RMB211 million, which matures between January to July 2009 with a bought floor price and bought ceiling price of 0.6293 and 0.9568, respectively. The ineffective hedging portion of approximately RMB29.4 million, representing the change in the fair value of the forward contracts, was recognized as a selling, general and administrative expense in our consolidated income statement. The effective hedging portion was recognized in the current portion of derivative financial instruments in our consolidated balance sheet. The fair value of the forward contracts is estimated based on the discounted cash flow between the contract forward rate and spot forward rate. As of December 31, 2008, the balance of our derivative financial instruments was approximately RMB29.4 million.

Commodity Price Risk. Coal prices are subject to cyclical fluctuations due to changes in demand and supply. Price fluctuations directly affect our operating and financial performance. We have historically experienced substantial price fluctuations and believe these fluctuations will continue. The volume-weighted average selling price of our coal products was RMB409.0 in 2007 and RMB640.2 in 2008. As a portion of our total sales are derived from export coal sales, any negative developments in the international coal industry may adversely affect our export sales and results of operations.

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

As of December 31, 2008, we were not in default, in arrears or otherwise delinquent in the payment of principal or interest of any indebtedness or dividends.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our general manager and chief financial officer, our management conducted an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as amended (the “Exchange Act”)), as of December 31, 2008. Based on such evaluation, our general manager and chief financial officer concluded that, as that date, our disclosure controls and procedures were not effective due to the identification of a material weakness in our internal control over financial reporting described below.

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

Because of its inherent limitations, internal control over financial reporting may not be able to prevent or detect misstatements on a timely basis, which may be a product of collusion, failure to abide by controls, error or fraud. In addition, projections of the internal control’s effectiveness to future periods are subject to the risk that the control may become inadequate because of changes in conditions, or that the degree of compliance with the internal control policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Under the supervision of and with the participation of our general manager and our chief financial officer, our management has conducted its evaluation of the effectiveness of our internal control over financial reporting using criteria established in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management has concluded that, as of December 31, 2008, our internal control over financial reporting was not effective due to the material weakness described below.

During the audit procedures of our independent auditor, the auditor identified a number of misstatements and disclosure deficiencies in our draft consolidated financial statements for the year ended December 31, 2008. These misstatements and disclosure deficiencies were subsequently corrected by our management. Our management has determined that these adjustments resulted from the control deficiency that there are inadequate accounting and finance personnel who have sufficient comprehensive accounting knowledge and this control deficiency constitutes a material weakness.

Our independent registered public accounting firm, Grant Thornton, has audited the financial statements included in this annual report and has issued an attestation report on pages F-2 to F-3 of this annual report on our internal control over financial reporting as of December 31, 2008.

Remediation and Changes in Internal Control over Financial Reporting

Since the discovery of material weaknesses in our internal control over financial reporting, we have implemented the following two remediation measures to address the above material weakness.

(1)	We enhanced our training programs for accounting and finance personnel to emphasize IFRS training and made efforts to recruit additional professional personnel with accounting and finance experience.

(2)	We continued to refine and elaborate our finance and accounting policies and procedures to prevent recurring misstatements and disclosure deficiencies. We encourage our accounting and finance personnel to familiarize themselves with and adhere to our increasingly detailed policy and procedure manuals.

Our management will continue its efforts to strengthen the Company’s internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Mr. Zhai Xigui, Mr. Pu Hongjiu, Mr. Li Weian, Mr. Wang Junyan, Mr. Chen Changchun and Mr. Dong Yunqing. The Board of Directors determined that Mr. Zhai Xigui, meets the independence criteria provisions of Section 303A.02 of the NYSE Listed Company Manual and that Mr. Zhai Xigui may be regarded as an audit committee financial expert as the term is defined in the instructions to Item 16A of Form 20-F.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics that applies to our chairman, vice chairman, chief executive officer, chief financial officer, board secretary, chief engineer, controller and other senior officers of our finance and audit departments. There have been no amendments to, or waivers from, the code of ethics relating to any of those officers. Our code of ethics is posted on our website at www.yanzhoucoal.com.cn/English/company_5.asp. A copy of our code of ethics is available to any shareholder, without charge, upon written request to the address on the cover of this annual report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

In the year ended December 31, 2007, the Company retained Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (Certified Public Accountants in the PRC, Hong Kong excluded) as its international and domestic auditors, respectively. Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants Ltd. ceased to be our auditors in 2008. We appointed Grant Thornton and ShineWing Certified Public Accountants as our international and domestic auditors respectively for the year ended December 31, 2008.

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and other fees billed for products and services provided by our principal accountants other than the foregoing fees for each of the two years ended December 31, 2008:

	Audit Fees	Audit-Related Fees		Tax Fees	All Other Fees
2007	RMB12,000,000 AUD354,000	HK$	80,000	—	—

2008	RMB6,960,000		—	—	—

Before our principal accountants were engaged by the Company or our subsidiaries to render audit or non-audit services, the engagement was approved by our audit committee.

Audit Fees

Audit fees primarily consist of fees for the audits of the consolidated financial statements prepared under IFRS and PRC GAAP and the statutory financial statements of our subsidiaries for the relevant year, the review of interim consolidated financial statements and the audit of our internal control over financial reporting as required by the Sarbanes-Oxley Act.

Audit-related Fees

Audit-related fees primarily consist of fees for assurance and related services which are reasonably related to the performance of audit or review and generally include advisory services regarding specific regulatory filings and reporting procedures and other agreed-upon services related to accounting and billing records. Our Company paid Deloitte Touche Tohmatsu HK$80,000 in 2007 in relation to the acquisition of Heze Nenghua.

Tax Fees

We did not incur any tax fees for professional service rendered by our principal accountants for tax compliance, tax advice and tax planning during the last two fiscal years.

All Other Fees

We did not incur any other fees for products and services provided by our principal accountants during the last two fiscal years.

Audit Committee Pre-Approval Policies and Procedures

The audit committee of our Board of Directors is responsible for, among other things, the recommendation or termination of external auditors subject to the requirements of applicable domestic and overseas listing rules and regulations. Before our principal accountants were engaged by us to render audit or audit-related services, the engagement was approved by our audit committee as required by applicable rules and regulations of the SEC. For 2008, all of the audit services provided by Grant Thornton and ShineWing Certified Public Accountants were pre-approved by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Our audit committee consists of four independent non-executive directors, namely, Mr. Zhai Xigui, Pu Hongjiu, Li Weian and Wang Junyan; one affiliated director, Mr. Chen Changchun; and one employee director, Mr. Dong Yunqing. As a foreign private issuer, we rely on the exemption under Section 303A.06 of the NYSE Listed Company Manual, as well as affiliated director and employee director exemptions as provided under Rule 10A-3 of the Exchange Act to remain compliant with the audit committee standards set out in Section 303A.06 of the NYSE Listed Company Manual.

The affiliated director meets the requirements of independence requirement under Rule 10A-3(b)(1)(ii)(A) of the Exchange Act because, except in his capacity as a member of the Company’s Board of Directors and audit committee, he does not receive, directly or indirectly, any consulting, advisory or other compensatory fee from us or any of our subsidiaries. In addition, the affiliated director is not a voting member or the chairman of the audit committee pursuant to our audit committee charter, nor is the affiliated director one of our executive officers. Accordingly, we believe the affiliated director qualifies for the exemption under Rule 10A-3(b)(1)(iv)(D).

Rule 10A-3(b)(1)(iv)(C) of the Exchange Act provides an exemption to the independence requirement and permits an employee director of a foreign private issuer, who is not an executive officer of that foreign private issuer to serve as a member of the audit committee if such employee director is elected or named to the board of directors or audit committee of the foreign private issuer pursuant to the issuer’s governing law or documents, an employee collective bargaining or similar agreement or other home country legal or listing requirements. The employee director qualifies for the exemption under Rule 10A-3(b)(1)(iv)(C) of the Exchange Act because he is not our executive officer and is elected to the Board of Directors of the Company pursuant to the Advisory Opinion Regarding the Establishment of Sound Corporate Procedures for Company Employee Directors and Supervisors, promulgated by the Shandong Economic and Trade Commission on July 20, 2000 (“Shandong Advisory Opinion”). The employee director is not a voting member or the chairman of the audit committee pursuant to our audit committee charter. Accordingly, we believe that the employee director is exempt from the independence requirement pursuant to Rule 10A-3(b)(1)(iv)(C) of the Exchange Act.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 to F-75.

ITEM 19.	EXHIBITS

Documents filed as exhibits to this annual report:

Exhibit Number	Description
1.1	Amended Articles of Association of Yanzhou Coal Mining Company Limited as approved by the Shareholders on December 23, 2008 (English translation)
4.1	The New Continuing Connected Transaction Agreements (English translation)
4.2	Equity Transfer Agreement on Shandong Hua Ju Energy Co., Ltd. (English translation)
4.3	The Continuing Connected Transaction Agreements (incorporated by reference to Exhibit 4.4 to registrant’s Form 20-F dated June 29, 2006)
4.4	Investment Agreement to Establish Huadian Zouxian Power Generation Company Limited (incorporated by reference to Exhibit 4.2 to registrant’s Form 20-F dated June 26, 2008)
8.1	List of subsidiaries of Yanzhou Coal Mining Company Limited
12.1	Certification of general manager pursuant to Rule 13a-14 or 15d-14 promulgated under the U.S. Securities Act of 1934
12.2	Certification of chief financial officer pursuant to Rule 13a-14 or 15d-14 promulgated under the U.S. Securities Act of 1934
13.1	Certification of general manager pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
13.2	Certification of chief financial officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
15.1	Revised Independent Technical Review and Resource and Reserve Assessment for Zhaolou Coal Mine and Tianchi Coal Mine Coal (incorporated by reference to Exhibit 14.1 to Registrant’s Form 20-F dated June 29, 2007)
99.1	Statement explaining how earnings per share information was calculated in this annual report

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YANZHOU COAL MINING COMPANY LIMITED
(Registrant)

Date: June 25, 2009	By:	/s/ YANG Deyu
	Name:	YANG Deyu
	Title:	General Manager

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

AND REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of Grant Thornton International Ltd

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF YANZHOU COAL MINING COMPANY LIMITED

(A joint stock company with limited liability established in the People’s Republic of China)

We have audited the accompanying consolidated balance sheet of Yanzhou Coal Mining Company Limited and its subsidiaries (the “Group”) as of December 31, 2008, and the related consolidated income statement, statement of changes in equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 25, 2009 expressed an adverse opinion on the Group’s internal control over financial reporting because of a material weakness.

Grant Thornton

Hong Kong

June 25, 2009

Member of Grant Thornton International Ltd

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF YANZHOU COAL MINING COMPANY LIMITED

(A joint stock company with limited liability established in the People’s Republic of China)

We have audited the internal control over financial reporting of Yanzhou Coal Mining Company Limited and its subsidiaries (the “Group”) as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Report on Internal Control over Financial Reporting disclosed in Item 15 of the Form 20-F. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment:

During the course of our audit, we found a number of misstatements and disclosure deficiencies in the Company draft consolidated financial statements for the year ended December 31, 2008. These misstatements and disclosure deficiencies were subsequently corrected by the management. The management has determined that these adjustments resulted from the control deficiency that there are inadequate accounting and finance personnel who have sufficient comprehensive accounting knowledge and this control deficiency constitutes a material weakness.

In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Group. The material weakness identified above was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2008 of the Group, and this report does not affect our report dated June 25, 2009, which expressed an unqualified opinion on those financial statements.

Grant Thornton

Hong Kong

June 25, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF YANZHOU COAL MINING COMPANY LIMITED

(A joint stock company with limited liability established in the People’s Republic of China)

We have audited the accompanying consolidated balance sheet of Yanzhou Coal Mining Company Limited and subsidiaries (the “Group”) as of December 31, 2007, and the related consolidated income statements, statements of changes in equity, and cash flows for the years ended December 31, 2007 and 2006, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such 2007 and 2006 consolidated financial statements present fairly, in all material respects, the financial position of Yanzhou Coal Mining Company Limited and subsidiaries as of December 31, 2007, and the results of their operations and their cash flows for the years ended December 31, 2007 and 2006, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 16 to the consolidated financial statements, the 2007 and 2006 reported earnings per American Depositary Shares (“ADS”) information has been retrospectively adjusted for the share split in July 2008.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

June 26, 2008 (June 25, 2009 as to Note 16)

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
	NOTES	2008	2007	2006
		RMB’000	RMB’000	RMB’000
GROSS SALES OF COAL	7	24,557,521	14,906,746	12,783,567
RAILWAY TRANSPORTATION SERVICE INCOME		247,199	203,714	160,399
GROSS SALES OF ELECTRICITY POWER		59,811	—	—
GROSS SALES OF METHANOL		38,550	—	—

TOTAL REVENUE		24,903,081	15,110,460	12,943,966

TRANSPORTATION COSTS OF COAL	7	(508,712)	(549,816)	(936,619)
COST OF SALES AND SERVICE PROVIDED	8	(11,816,789)	(7,331,924)	(6,190,069)
COST OF ELECTRICITY POWER		(88,253)	—	—
COST OF METHANOL		(37,834)	—	—

GROSS PROFIT		12,451,493	7,228,720	5,817,278

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	9	(3,832,031)	(2,854,677)	(2,230,142)
SHARE OF LOSS OF AN ASSOCIATE	28	(67,367)	(2,438)	—
OTHER INCOME	10	351,493	198,930	165,837
INTEREST EXPENSE	11	(38,360)	(27,222)	(26,349)

PROFIT BEFORE INCOME TAXES		8,865,228	4,543,313	3,726,624

INCOME TAXES	12	(2,385,617)	(1,315,520)	(1,354,656)

PROFIT FOR THE YEAR	13	6,479,611	3,227,793	2,371,968

Attributable to:
Equity holders of the Company		6,488,908	3,230,450	2,372,985
Minority interests		(9,297)	(2,657)	(1,017)

		6,479,611	3,227,793	2,371,968

APPROPRIATIONS TO RESERVES		1,167,454	701,860	566,728

DIVIDEND RECOGNIZED AS DISTRIBUTION DURING THE YEAR	15	836,128	983,680	1,082,048

EARNINGS PER SHARE, BASIC	16	RMB1.32	RMB0.66	RMB0.48

EARNINGS PER ADS, BASIC	16	RMB13.19	RMB6.56	RMB4.82

CONSOLIDATED BALANCE SHEETS

		At December 31,
	NOTES	2008	2007
		RMB’000	RMB’000
ASSETS

CURRENT ASSETS
Bank balances and cash	17	8,439,578	4,424,561
Term deposits	17	1,153,385	1,294,984
Restricted cash	17	18,823	11,185
Bills and accounts receivable	18	2,977,266	2,753,485
Inventories	19	819,599	440,134
Other loans receivable	20	—	640,000
Prepayments and other receivables	21	1,567,210	326,668
Prepaid lease payments	22	15,296	13,976
Prepayment for resources compensation fees	23	3,240	3,240

TOTAL CURRENT ASSETS		14,994,397	9,908,233

NON-CURRENT ASSETS
Mining rights	24	1,039,707	356,012
Prepaid lease payments	22	628,119	576,412
Prepayment for resources compensation fees	23	15,490	18,488
Property, plant and equipment	25	14,149,446	13,524,594
Goodwill	26	298,650	298,650
Investments in securities	27	139,887	409,526
Interests in an associate	28	830,195	897,562
Restricted cash	17	78,791	48,822
Deposit made on investment	29	117,926	117,926
Deferred tax assets	35	46,023	31,175

TOTAL NON-CURRENT ASSETS		17,344,234	16,279,167

TOTAL ASSETS		32,338,631	26,187,400

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bills and accounts payable	30	910,127	657,517
Other payables and accrued expenses	31	2,698,256	2,671,117
Provision for land subsidence, restoration, rehabilitation and environmental costs	32	450,979	19,635
Amounts due to Parent Company and its subsidiary companies	40	706,328	669,275
Unsecured bank borrowings – due within one year	33	82,000	72,000
Derivative financial instruments	34	29,435	—
Taxes payable		419,866	9,934

TOTAL CURRENT LIABILITIES		5,296,991	4,099,478

NON-CURRENT LIABILITIES
Amounts due to Parent Company and its subsidiary companies – due after one year	40	7,253	14,956
Unsecured bank borrowings – due after one year	33	176,000	258,000
Deferred tax liability	35	41,777	326,354

TOTAL NON-CURRENT LIABILITIES		225,030	599,310

TOTAL LIABILITIES		5,522,021	4,698,788

CAPITAL AND RESERVES	36
SHARE CAPITAL		4,918,400	4,918,400
RESERVES		21,836,724	16,499,137

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY		26,755,124	21,417,537
MINORITY INTEREST		61,486	71,075

TOTAL EQUITY		26,816,610	21,488,612

TOTAL LIABILITIES AND EQUITY		32,338,631	26,187,400

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Future development fund	Statutory common reserve fund	Statutory common welfare fund	Translation reserve	Investment revaluation reserve	Cash flow hedge reserve	Retained earnings	Attributable to equity holders of the Company	Minority interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(note 36)		(note 36)	(note 36)	(note 36)
Balance at January 1, 2006	4,918,400	2,981,002	1,827,667	1,019,141	509,649	(15,016)	—	—	6,377,734	17,618,577	28,731	17,647,308
Gain on fair value change of available-for-sale investments	—	—	—	—	—	—	33,961	—	—	33,961	—	33,961
Deferred taxes on fair value change of available-for-sale investments	—	—	—	—	—	—	(11,207)	—	—	(11,207)	—	(11,207)
Exchange difference arising on translation of foreign operations	—	—	—	—	—	(489)	—	—	—	(489)	—	(489)

Net income recognized directly in equity	—	—	—	—	—	(489)	22,754	—	—	22,265	—	22,265
Profit for the year	—	—	—	—	—	—	—	—	2,372,985	2,372,985	(1,017)	2,371,968

Total recognized income and expenses for the year	—	—	—	—	—	(489)	22,754	—	2,372,985	2,395,250	(1,017)	2,394,233
Appropriations to reserves	—	—	390,907	175,821	—	—	—	—	(566,728)	—	—	—
Transfer	—	—	—	509,649	(509,649)	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	—	(1,082,048)	(1,082,048)	(271)	(1,082,319)
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	—	34,518	34,518

Balance at December 31, 2006	4,918,400	2,981,002	2,218,574	1,704,611	—	(15,505)	22,754	—	7,101,943	18,931,779	61,961	18,993,740

Balance at January 1, 2007	4,918,400	2,981,002	2,218,574	1,704,611	—	(15,505)	22,754	—	7,101,943	18,931,779	61,961	18,993,740
Gain on fair value change of available-for-sale investments	—	—	—	—	—	—	312,944	—	—	312,944	—	312,944
Deferred taxes on fair value change of available-for-sale investments	—	—	—	—	—	—	(75,519)	—	—	(75,519)	—	(75,519)
Exchange difference arising on translation of foreign operations	—	—	—	—	—	1,563	—	—	—	1,563	—	1,563

Net income recognized directly in equity	—	—	—	—	—	1,563	237,425	—	—	238,988	—	238,988
Profit for the year	—	—	—	—	—	—	—	—	3,230,450	3,230,450	(2,657)	3,227,793

Total recognized income and expenses for the year	—	—	—	—	—	1,563	237,425	—	3,230,450	3,469,438	(2,657)	3,466,781
Appropriations to reserves	—	—	368,531	333,329	—	—	—	—	(701,860)	—	—	—
Dividends	—	—	—	—	—	—	—	—	(983,680)	(983,680)	(330)	(984,010)
Contribution from a minority shareholder of a subsidiary	—	—	—	—	—	—	—	—	—	—	24,000	24,000
Acquisition of additional interest in a subsidiary	—	—	—	—	—	—	—	—	—	—	(11,899)	(11,899)

Balance at December 31, 2007	4,918,400	2,981,002	2,587,105	2,037,940	—	(13,942)	260,179	—	8,646,853	21,417,537	71,075	21,488,612

Balance at January 1, 2008	4,918,400	2,981,002	2,587,105	2,037,940	—	(13,942)	260,179	—	8,646,853	21,417,537	71,075	21,488,612
Loss on fair value change of available-for-sale investments	—	—	—	—	—	—	(269,639)	—	—	(269,639)	—	(269,639)
Deferred taxes on fair value change of available-for-sale investments	—	—	—	—	—	—	67,409	—	—	67,409	—	67,409
Exchange difference arising on translation of foreign operations	—	—	—	—	—	(101,227)	—	—	—	(101,227)	—	(101,227)
Cash flow hedge reserve recognized	—	—	—	—	—	—	—	(20,567)	—	(20,567)	—	(20,567)
Deferred taxes arising on change of cash flow hedge reserve	—	—	—	—	—	—	—	8,831	—	8,831	—	8,831

Net loss recognized directly in equity	—	—	—	—	—	(101,227)	(202,230)	(11,736)	—	(315,193)	—	(315,193)
Profit for the year	—	—	—	—	—	—	—	—	6,488,908	6,488,908	(9,297)	6,479,611

Total recognized income and expenses for the year	—	—	—	—	—	(101,227)	(202,230)	(11,736)	6,488,908	6,173,715	(9,297)	6,164,418
Appropriations to reserves	—	—	382,219	785,235	—	—	—	—	(1,167,454)	—	—	—
Dividends	—	—	—	—	—	—	—	—	(836,128)	(836,128)	(292)	(836,420)

Balance at December 31, 2008	4,918,400	2,981,002	2,969,324	2,823,175	—	(115,169)	57,949	(11,736)	13,132,179	26,755,124	61,486	26,816,610

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	NOTES	2008	2007	2006
		RMB’000	RMB’000	RMB’000
OPERATING ACTIVITIES

Profit before income taxes		8,865,228	4,543,313	3,726,624
Adjustments for:
Interest expenses		38,360	27,222	26,349
Interest income		(275,220)	(103,564)	(94,372)
Dividend income		(7,401)	(7,143)	(6,311)
Net unrealized foreign exchange losses		284,278	—	—
Depreciation of property, plant and equipment		1,140,809	1,237,132	1,061,976
Release of prepaid lease payments		15,109	13,861	13,826
Amortization of prepayment for resources compensation fees		2,998	3,339	320
Amortization of mining rights		35,652	15,728	12,069
Reversal of impairment loss on accounts receivable and other receivables		(4,369)	(4,363)	(19,717)
Share of loss of an associate		67,367	2,438	—
(Gain) loss on disposal of property, plant and equipment		(12,317)	(25,002)	73,531
Impairment loss on property, plant and equipment		—	339,743	—

Operating cash flows before movements in working capital		10,150,494	6,042,704	4,794,295

(Increase) decrease in bills and accounts receivable		(217,012)	(536,673)	40,527
(Increase) decrease in inventories		(405,200)	145,891	(66,199)
Movement in land subsidence, restoration, rehabilitation and environmental cost		431,344	232,547	(55,401)
Increase in prepayments and other current assets		(1,242,027)	(108,607)	(10,805)
Increase in prepaid lease payments		—	—	(1,944)
Increase (decrease) in bills and accounts payable		263,755	(90,180)	235,899
Increase in other payables and accrued expenses		34,481	622,128	64,281
Increase (decrease) in amounts due to Parent Company and its subsidiary companies		40,749	(315,065)	471,464
Cash generated from operations		9,056,584	5,992,745	5,472,117

Income taxes paid		(2,207,217)	(1,520,081)	(1,782,465)
Interest paid		(36,511)	(24,722)	(23,179)
Interest income received		275,220	103,564	94,372
Dividend income received		7,401	7,143	6,311

NET CASH FROM OPERATING ACTIVITIES		7,095,477	4,558,649	3,767,156

		Year ended December 31,
	NOTES	2008	2007	2006
		RMB’000	RMB’000	RMB’000
INVESTING ACTIVITIES

Decrease (increase) in term deposits		141,599	(100,453)	131,804
Purchase of property, plant and equipment		(2,027,030)	(2,772,586)	(3,137,145)
Decrease in other loans receivable		640,000	—	—
(Increase) decrease in restricted cash		(50,412)	59,404	(50,529)
Proceeds on disposal of property, plant and equipment		19,829	31,593	14,165
Acquisition of Shanxi Group	39	—	(14,965)	(444,204)
Acquisition of Southland		—	—	(18,544)
Deposit made on investment		—	(20,500)	(97,426)
Acquisition of mining rights in Southland		—	(61,923)	(23,644)
Acquisition of mining rights in Zhaolou		(747,339)	—	—
Purchase of land use right		(68,136)	(11,515)	—
Investment in an associate		—	(900,000)	—

NET CASH FLOW USED IN INVESTING ACTIVITIES		(2,091,489)	(3,790,945)	(3,625,523)

FINANCING ACTIVITIES
Dividend paid		(836,128)	(983,680)	(1,082,048)
Repayments of bank borrowings		(72,000)	(50,000)	(200,000)
Repayment to Parent Company and its subsidiary companies in respect of consideration for acquisition of Jining III		(13,248)	(8,689)	(9,230)
Dividend paid to a minority shareholder of a subsidiary		(292)	(330)	(271)
Contribution from a minority shareholder of a subsidiary		—	24,000	—

NET CASH FLOW USED IN FINANCING ACTIVITIES		(921,668)	(1,018,699)	(1,291,549)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		4,082,320	(250,995)	(1,149,916)

CASH AND CASH EQUIVALENTS, AT JANUARY 1		4,424,561	4,715,945	5,885,581

EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(67,303)	(40,389)	(19,720)

CASH AND CASH EQUIVALENTS, DECEMBER 31, REPRESENTED BY BANK BALANCES AND CASH		8,439,578	4,424,561	4,715,945

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Organization and principal activities

Yanzhou Coal Mining Company Limited (the “Company”) is established as a joint stock company with limited liability in the People’s Republic of China (the “PRC”). In April 2001, the status of the Company was changed to that of a sino-foreign joint stock limited company. The Company’s A shares are listed on the Shanghai Securities Exchange (“SSE”), its H shares are listed on The Stock Exchange of Hong Kong (the “SEHK”), and its American Depositary Shares (“ADS”, one ADS represents 10 H shares) are listed on the New York Stock Exchange, Inc. The addresses of the registered office and principal place of business of the Company are disclosed in the introduction to the annual report.

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

As at December 31, 2008, the Group has a net current assets of RMB9,697,406,000 (2007: RMB5,808,755,000) and total asset less current liabilities of RMB27,041,640,000 (2007:RMB22,087,922,000).

Acquisitions and establishment of major subsidiaries

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

Shanxi Neng Hua is an investment holding company, which holds 81.31% equity interest in Shanxi Heshun Tianchi Energy Company Limited (“Shanxi Tianchi”) and approximately 99.85% equity interest in Shanxi Tianhao Chemical Company Limited (“Shanxi Tianhao”). The principal activities of Shanxi Tianchi are to exploit and sale of coal from Tianchi Coal Mine, the principal asset of Shanxi Tianchi. Shanxi Tianchi has completed the construction of Tianchi Coal Mine and commenced production by the end of 2006. Shanxi Tianhao is established to engage in the production of methanol and other chemical products, coke production, exploration and sales. The construction of the methanol facilities by Shanxi Tianhao commenced in March 2006 and it has commenced production as at December 31, 2008. In 2007, the Company further acquired the remaining 2% equity interest in Shanxi Neng Hua from a subsidiary of the Parent Company at cash consideration of RMB14,965,000.

The Company originally held a 97% equity interest in Yanzhou Coal Yulin Power Chemical Co., Ltd. (“Yulin”). During the year, the Company acquired the remaining 3% equity interest in Yulin. Moreover, the Company made further investment of RMB600,000,000 in Yulin in the current year.

2.	BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The consolidated financial statements were approved and authorized for issue by the Board of Directors on June 25, 2009.

The consolidated financial statements are presented in Renminbi, which is also the functional currency of the Company.

3.	ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, a number of new standard, amendment and interpretations (“new IFRSs”) applicable to the Group issued by the International Accounting Standards Board (the “IASB”) and the International Financial Reporting Interpretations Committee (the IFRIC) of IASB, which are effective for the Group’s financial year beginning January 1, 2008.

International Accounting Standard (“IAS”) 39 & IFRS 7 (Amendments)	Reclassification of Financial Assets
IFRIC 11	IFRS 2 - Group and Treasury Share Transactions
IFRIC 12	Service Concession Arrangements
IFRIC 14	IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The adoption of the new IFRSs had no material effect on how the results and the financial position for the current or prior accounting years have been prepared. Accordingly, no prior year adjustment has been required.

The Group has not early applied the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

IFRSs (Amendments)	Improvements of IFRSs[1]
IFRSs (Amendments)	Improvements of IFRSs 2009[2]
IAS 1 (Revised)	Presentation of Financial Statements[3]
IAS 23 (Revised)	Borrowing Costs[3]
IAS 27 (Revised)	Consolidated and Separate Financial Statements[4]
IAS 1 &32 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation[3]
IAS 39 (Amendment)	Eligible Hedged Items [4]
IFRS 1& IAS 27 (Amendments)	Cost of an Investment in a subsidiary, Jointly Controlled Entity or an Associate[3]
IFRS 1 (Revised)	First-time Adoption of International Financial Reporting Standards[4]

3.	ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS - continued

IFRS 2 (Amendment)	Share-based Payment - Vesting Conditions and Cancellations[3]
IFRS 3 (Revised)	Business Combinations[4]
IFRS 7 (Amendments)	Improving Disclosures about Financial Instruments[3]
IFRS 8	Operating Segments[3]
IAS 39 & IFRIC 9 (Amendments)	Embedded Derivative[7]
IFRIC 13	Customer Loyalty Programmes[5]
IFRIC 15	Agreements for the Construction of Real Estate[3]
IFRIC 16	Hedges of a Net Investments in a Foreign Operation[6]
IFRIC 17	Distributions of Non-Cash Assets to Owners[4]
IFRIC 18	Transfers of Assets from Customers[8]

[1]	Effective for annual periods beginning on or after January 1, 2009, except the amendments to IFRS 5, effective for annual periods beginning on or after July 1, 2009
[2]	Effective for annual periods beginning on or after January 1, 2009, July 1, 2009 and January 1, 2010, as appropriate
[3]	Effective for annual periods beginning on or after January 1, 2009
[4]	Effective for annual periods beginning on or after July 1, 2009
[5]	Effective for annual periods beginning on or after July 1, 2008
[6]	Effective for annual periods beginning on or after October 1, 2008
[7]	Effective for annual periods ending on or after June 30, 2009
[8]	Effective for transfers of assets from customers received on or after July 1, 2009

Among these new standards and interpretations, IAS 1(Revised) is expected to materially change the presentation of the Group’s financial statements. The amendments affect the presentation of owner changes in equity and introduce a statement of comprehensive income. The Group will have the option of presenting items of income and expenses and components of other comprehensive income either in a single statement of comprehensive income with subtotals, or in two separate statements (a separate income statement followed by a statement of comprehensive income). The amendment does not affect the financial position or results of the Group but will give rise to additional disclosures.

IFRS 8 will be effective for annual periods beginning on or after January 1, 2009. The accounting policy for identifying segments will be based on internal management reporting information that is regularly reviewed by the Group’s chief operating decision maker for the purposes of allocating resources to the segments and assessing their performances. In the current year, segment results are disclosed in accordance with IAS 14.

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

The directors considered that except for the abovementioned standards or interpretations, the application of other standards or interpretations will have no material impact to the Group’s financial statements.

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

4.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal courses of business, net of discounts and sales related taxes. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in profit or loss as follows:

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

Mining rights

Mining rights are stated at cost less accumulated amortization and are amortized on a straight line basis over the shorter of their useful life estimated based on the total proven and probable reserves of the coal mine or contractual period from the date of acquisition which approximates the date from which they are available for use.

Prepaid lease payments

Prepaid lease payments represent land use rights under operating lease arrangement and is expensed over the relevant lease term.

Property, plant and equipment

Property, plant and equipment, other than construction in progress and freehold land, are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is charged so as to write off the cost of items of property, plant and equipment, other than construction in progress and freehold land, over their estimated useful lives and after taking into account their estimated residual value, using the straight line method or units of production method.

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

4.	SIGNIFICANT ACCOUNTING POLICIES - continued

Property, plant and equipment - continued

Any gain or loss arising on the disposal of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the consolidated income statement.

Impairment other than goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets and intangible assets with finite useful life to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset (determined at the higher of its fair value less costs to sell and its value in use) is estimated in order to determine the extent of the impairment loss (if any). Intangible assets with an indefinite useful life will be tested for impairment annually.

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

4.	SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill - continued

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

Inventories

Inventories of coal and methanol are stated at the lower of cost and net realizable value. Cost, which comprises direct materials and, where applicable, direct labor and overheads that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average method. Net realizable value represents the estimated selling price less all further costs to completion and costs to be incurred in selling, marketing and distribution.

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

4.	SIGNIFICANT ACCOUNTING POLICIES - continued

Taxation - continued

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

An internally-generated intangible asset arising from development expenditure is recognized only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortized on a straight line basis over its useful life. Expenditure incurred on projects to develop new products is capitalized only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of recourses to complete the project and the ability to measure reliably the expenditure during the development.

No development expenditure has been deferred by the Company.

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

An estimate of such costs is recognized in the period in which the obligation is identified and is charged as an expense in proportion to the coal extracted. At each balance sheet date, the Group adjusts the estimated costs in accordance with the actual land subsidence status.

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

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise.

4.	SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currencies - continued

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

Government grants

Government grants are recognized as income over the periods necessary to match them with the related costs. If the grants do not relate to any specific expenditure incurred by the Group, they are reported separately as other income. If the grants subsidise an expense incurred by the Group, they are deducted in reporting the related expense. Grants relating to depreciable assets are presented as a deduction from the cost of the relevant asset.

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

4.	SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments - continued

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables (including bank balances and cash, term deposits, restricted cash, bills and accounts receivable, other loans receivable and other receivables) are initially measured at fair value and subsequently measured at amortized cost using the effective interest method, less any identified impairment loss.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments.

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

For all other financial assets, objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	default or delinquency in interest or principal payments; or

•	it becoming probable that the borrower will enter bankruptcy or financial re-organisation.

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

For financial assets carried at amortised cost, an impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

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

For financial assets measured at amortised cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognised, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Impairment losses on available-for-sale equity investments will not be reversed in profit or loss in subsequent periods. Any increase in fair value subsequent to impairment loss is recognized directly in equity.

4.	SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments - continued

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

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

Financial liabilities are derecognized when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Accounting for derivative financial instruments and hedging activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (i) hedges of the fair value of recognised assets or liabilities (fair value hedge); and (ii) hedges of highly probable forecast transactions (cash flow hedge).

4.	SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments - continued

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at the inception of the hedge and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in note 34. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

(i)	Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognised in the consolidated income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. To the extent that the derivative is not effective as a hedge, gains and losses are recognised in the consolidated income statement as gains or losses on derivative instruments.

(ii)	Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the consolidated income statement. Amounts accumulated in equity are recognised in the consolidated incomes statement as the underlying hedged items are recognised.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the consolidated income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated income statement.

(iii)	Derivatives that do not qualify for hedge accounting and those not designated as hedge

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting and those not designated as hedges are recognised immediately in the consolidated income statement.

5.	KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, which are described in note 4, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Depreciation

The cost of mining structures is depreciated using the units of production method based on the estimated production volume for which the structure was designed. The management exercises their judgment in estimating the useful lives of the depreciable assets and the production volume of the mine. The estimated coal production volumes are updated at regular basis and have taken into account recent production and technical information about each mine. These changes are considered a change in estimate for accounting purposes and are reflected on a prospective basis in related depreciation rates. Estimates of the production volume are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information.

Mining rights

Mining rights are amortized on a straight line basis over the shorter of the contractual period and their useful lives. The useful lives are estimated based on the total proven and probable reserves of coal mine. The management exercises subjective judgements involved in developing information about the total proven and probable reserves of coal mine. Proved and probable coal reserve estimates are updated at regular basis and have taken into account of recent production and technical information about each mine.

Provision for land subsidence, restoration, rehabilitation and environmental costs

The provision is reviewed regularly to verify that it properly reflects the remaining obligation arising from the current and past mining activities. Provision for land subsidence, restoration, rehabilitation and environmental costs are determined by the management based on their best estimates of the current and future costs, latest government policies and past experiences.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As at December 31, 2008 and 2007, the carrying amount of goodwill is RMB298,650,000.

Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the raw materials price inflation during the budget period. Expected cash inflows/outflows have been determined based on past performance and management’s expectations for the market development.

5.	KEY SOURCES OF ESTIMATION UNCERTAINTY - continued

Estimated impairment of property, plant and equipment

When there is impairment indicator, the Group takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. Where the actual future cash flows are less than expected, a material impairment loss may arise. In estimating the future cash flows, the management have taken into account the recent production and technical advancement. As prices and cost levels change from year to year, the estimate of the future cash flow also changes. Notwithstanding the management has used all the available information to make their impairment assessment, inherent uncertainty exists on conditions of the mine and of the environment and actual written off may be higher than the amount estimated. As at December 31, 2008, the carrying amounts of property, plant and equipment is approximately RMB14,149,446,000 (2007: RMB13,525,000,000). During the year ended December 31, 2007, RMB339,743,000 was written off as expenses.

6.	SEGMENT INFORMATION

The Group is engaged primarily in the coal mining business. The Group is also engaged in the coal railway transportation business. The Company does not currently have direct export rights in the PRC and all of its export sales is made through China National Coal Industry Import and Export Corporation (“National Coal Corporation”), Minmetals Trading Co., Ltd. (“Minmetals Trading”) or Shanxi Coal Imp. & Exp. Group Corp. (“Shanxi Coal Corporation”). The final customer destination of the Company’s export sales is determined by the Company, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. Certain of the Company’s subsidiaries are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of these businesses, which are currently included in the coal mining business segment, are insignificant to the Group. Certain of the Company’s subsidiaries are engaged in production of methanol and other chemical products, and invest in heat and electricity.

Gross revenue disclosed below is same as the turnover.

Business segments

For management purposes, the Group is currently organized into three operating divisions—coal mining, coal railway transportation and methanol and electricity power. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Coal mining	- Underground mining, preparation and sales of coal
Coal railway transportation	- Provision of railway transportation services
Methanol and electricity power	- Production and sales of methanol and electricity power

6.	SEGMENT INFORMATION - continued

Business segments - continued

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the year ended December 31, 2008
	Coal mining	Coal railway transportation	Methanol and electricity power	Unallocated	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	24,557,521	247,199	98,361	—	—	24,903,081
Inter-segment	131,655	88,458	—	—	(220,113)	—

Total	24,689,176	335,657	98,361	—	(220,113)	24,903,081

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2008
	Coal mining	Coal railway transportation	Methanol and electricity power	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
RESULT
Segment results	9,678,304	(91,781)	(185,116)	—	9,401,407

Unallocated corporate expenses					(573,442)
Unallocated corporate income					142,990
Share of loss of an associate	—	—	(67,367)	—	(67,367)
Interest expenses					(38,360)

Profit before income taxes					8,865,228
Income taxes					(2,385,617)

Profit for the year					6,479,611

6.	SEGMENT INFORMATION - continued

Business segments - continued

BALANCE SHEET

	At December 31, 2008
	Coal mining	Coal railway transportation	Methanol and electricity power	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
ASSETS
Segment assets	18,315,343	757,081	2,906,695	21,979,119

Interests in an associate	—	—	830,195	830,195
Unallocated corporate assets				9,529,317

				32,338,631

LIABILITIES
Segment liabilities	2,264,820	46,008	1,215,524	3,526,352

Unallocated corporate liabilities				1,995,669

				5,522,021

OTHER INFORMATION

	For the year ended December 31, 2008
	Coal mining	Coal railway transportation	Methanol and electricity power	Unallocated	Corporate	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions	1,925,294	29,234	925,084	—	2,105	2,881,717
Amortization of mining rights	35,652	—	—	—	—	35,652
Release of prepaid lease payments	9,379	5,372	358	—	—	15,109
Depreciation of property, plant and equipment	1,009,365	79,912	49,159	—	2,373	1,140,809
Gain on disposal of property, plant and equipment	(12,317)	—	—	—	—	(12,317)
Impairment losses reversed on accounts receivable and other receivables	(4,369)	—	—	—	—	(4,369)

6.	SEGMENT INFORMATION - continued

Business segments - continued

INCOME STATEMENT

	For the year ended December 31, 2007
	Coal mining	Coal railway transportation	Unallocated	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	14,906,746	203,714	—	—	15,110,460
Inter-segment	—	103,267	—	(103,267)	—

Total	14,906,746	306,981	—	(103,267)	15,110,460

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2007
	Coal mining	Coal railway transportation	Unallocated	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
RESULT
Segment results	5,027,049	(78,653)	(84,252)	—	4,864,144

Unallocated corporate expenses					(401,878)
Unallocated corporate income					110,707
Share of loss of an associate	—	—	—	—	(2,438)
Interest expenses					(27,222)

Profit before income taxes					4,543,313
Income taxes					(1,315,520)

Profit for the year					3,227,793

6.	SEGMENT INFORMATION - continued

Business segments - continued

BALANCE SHEET

		At December 31, 2007
		Coal mining	Coal railway transportation	Unallocated	Consolidated
		RMB’000	RMB’000	RMB’000	RMB’000
ASSETS
Segment assets		14,164,314	910,867	3,186,981	18,262,162

Interests in an associate					897,562
Unallocated corporate assets					7,027,676

					26,187,400

LIABILITIES
Segment liabilities		3,558,576	23,816	450,108	4,032,500

Unallocated corporate liabilities					666,288

					4,698,788

OTHER INFORMATION

	For the year ended December 31, 2007
	Coal mining	Coal railway transportation	Unallocated	Corporate	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions	1,234,177	30,367	1,704,375	24,100	2,993,019
Amortization of mining rights	15,728	—	—	—	15,728
Release of prepaid lease payments	8,635	5,226	—	—	13,861
Depreciation of property, plant and equipment	1,135,820	81,059	1,289	18,964	1,237,132
Gain on disposal of property, plant and equipment	(25,002)	—	—	—	(25,002)
Impairment loss on property, plant and equipment	339,743	—	—	—	339,743
Impairment losses reversed on accounts receivable and other receivables	(4,363)	—	—	—	(4,363)

6.	SEGMENT INFORMATION - continued

Business segments - continued

INCOME STATEMENT

	For the year ended December 31, 2006
	Coal mining	Coal railway transportation	Unallocated	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	12,783,567	160,399	—	—	12,943,966
Inter-segment	—	206,770	—	(206,770)	—

Total	12,783,567	367,169	—	(206,770)	12,943,966

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2006
	Coal mining	Coal railway transportation	Unallocated	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
RESULT
Segment results	4,141,517	8,664	(47,662)	—	4,102,519

Unallocated corporate expenses					(461,760)
Unallocated corporate income					112,214
Interest expenses					(26,349)

Profit before income taxes					3,726,624
Income taxes					(1,354,656)

Profit for the year					2,371,968

6.	SEGMENT INFORMATION - continued

Business segments - continued

OTHER INFORMATION

	For the year ended December 31, 2006
	Coal mining	Coal railway transportation	Unallocated	Corporate	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions	3,015,080	19,827	1,160,045	104,454	4,299,406
Amortization of mining rights	12,069	—	—	—	12,069
Release of prepaid lease payments	8,344	5,188	294	—	13,826
Depreciation of property, plant and equipment	975,928	77,704	378	7,966	1,061,976
Loss on disposal of property, plant and equipment	72,929	115	—	487	73,531
Impairment losses reversed on accounts receivable and other receivables	(19,717)	—	—	—	(19,717)

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

The following is an analysis of the additions to property, plant and equipment, goodwill and intangible assets analyzed by the geographical area in which the assets are located:

			Additions to property, plant and equipment, goodwill and intangible assets
			Year ended December 31,
			2008	2007	2006
			RMB’000	RMB’000	RMB’000
The PRC			2,784,223	2,818,358	3,582,427
Australia			97,494	174,661	716,979

			2,881,717	2,993,019	4,299,406

7.	NET SALES OF COAL

	Year ended December 31,
	2008	2007	2006
	RMB’000	RMB’000	RMB’000
Coal sold in the PRC, gross	22,688,984	13,355,761	9,746,146
Less: Transportation costs	356,517	280,694	358,414

Coal sold in the PRC, net	22,332,467	13,075,067	9,387,732

Coal sold outside the PRC, gross	1,868,537	1,550,985	3,037,421
Less: Transportation costs	152,195	269,122	578,205

Coal sold outside the PRC, net	1,716,342	1,281,863	2,459,216

Net sales of coal	24,048,809	14,356,930	11,846,948

Net sales of coal represent the invoiced value of coal sold and are net of returns, discounts, sales taxes and transportation costs if the invoiced value includes transportation costs to the customers.

8.	COST OF SALES AND SERVICE PROVIDED

	Year ended December 31,
	2008	2007	2006
	RMB’000	RMB’000	RMB’000
Materials	1,616,865	1,257,433	1,320,596
Wages and employee benefits	2,624,821	2,392,447	1,646,018
Electricity	346,401	377,686	336,284
Depreciation	907,218	1,121,557	962,963
Land subsidence, restoration, rehabilitation and environmental costs	3,279,503	833,282	742,985
Repairs and maintenance	—	441,511	327,151
Annual fee and amortization of mining rights (note 24)	170,793	28,708	25,049
Transportation costs	131,301	105,930	106,572
Cost of traded coal	1,810,342	—	—
Others	929,545	773,370	722,451

	11,816,789	7,331,924	6,190,069

9.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2008	2007	2006
	RMB’000	RMB’000	RMB’000
Wages and employee benefits	1,374,698	1,093,732	1,001,783
Additional medical insurance	53,068	22,896	57,364
Staff training costs	24,412	38,735	44,037
Depreciation	114,451	129,436	112,839
Distribution charges	103,209	93,014	57,100
Resource compensation fees (note)	159,938	117,772	107,502
Repairs and maintenance	424,751	34,348	18,440
Research and development	106,516	78,973	45,979
Freight charges	20,247	29,305	20,741
Property, plant and equipment written off	—	339,743	—
Loss on disposal of property, plant and equipment	—	—	73,531
Legal and professional fees	76,328	74,661	24,406
Social welfare insurance	138,264	93,140	102,773
Utilities relating to administrative buildings	147,737	109,269	109,204
Environmental protection	48,028	26,700	26,700
Travelling, entertainment and promotion	80,109	87,644	77,869
Foreign exchange loss	328,858	3,150	12,346
Coal price adjustment fund	264,815	105,421	—
Bonus payments	49,977	75,655	48,932
Others	316,625	301,083	288,596

	3,832,031	2,854,677	2,230,142

Note:	In accordance with the relevant regulations, the Group pays resource compensation fees (effectively a government levy) to the Ministry of Geology and Mineral Resources at the rate of 1% on the sales value of raw coal.

10.	OTHER INCOME

	Year ended December 31,
	2008	2007	2006
	RMB’000	RMB’000	RMB’000
Dividend income	7,401	7,143	6,311
Gain on sales of auxiliary materials	37,762	63,579	49,623
Government grants	3,500	—	4,000
Interest income from bank deposits	142,990	103,564	94,372
Interest income from entrusted loan (note 20)	132,230	—	—
Others	27,610	24,644	11,531

	351,493	198,930	165,837

Included in dividend income above is income from listed investments of RMB7,401,000 (2007: RMB7,143,000 and 2006: RMB5,581,000) and from unlisted investments of nil (2007: nil and 2006: RMB730,000).

11.	INTEREST EXPENSE

	Year ended December 31,
	2008	2007	2006
	RMB’000	RMB’000	RMB’000
Interest expenses on:
- bank borrowings wholly repayable within 5 years	20,537	10,522	10,058
- bank borrowings not wholly repayable within 5 years	15,899	14,200	2,281
- bills receivable discounted without recourse	75	—	10,840
Deemed interest expenses in respect of acquisition of Jining III	1,849	2,500	3,170

	38,360	27,222	26,349

12. INCOME TAXES

	Year ended December 31,
	2008	2007	2006
	RMB’000	RMB’000	RMB’000
Income taxes:
Current taxes, PRC Enterprise Income Tax	2,351,759	1,484,195	1,309,783
Under(over) provision in prior years	265,390	(104,512)	(24,233)

	2,617,149	1,379,683	1,285,550
Deferred tax charge (note 35)	(231,532)	1,925	69,106
Attributable to a change in tax rate	—	(66,088)	—

	2,385,617	1,315,520	1,354,656

The Company and its subsidiaries in the PRC are subject to a standard income tax rate of 25% on its taxable income (2007 & 2006: 33%).

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

12.	INCOME TAXES - continued

The total charge for the year can be reconciled to the profit per the consolidated income statement as follows:

	Year ended December 31,
	2008	2007	2006
	RMB’000	RMB’000	RMB’000
Standard income tax rate in the PRC	25%	33%	33%
Standard income tax rate applied to income before income taxes	2,216,307	1,499,293	1,229,786

Reconciling items:
Tax effect of future development fund deductible for tax purposes	—	(67,449)	(70,496)
Deemed interest not deductible for tax purposes	462	825	1,046
Expenses not deductible for tax purposes	(74,491)	29,008	117,447
(Reversal) provision of impairment loss on doubtful debts not subject to tax	(11,398)	(1,439)	(6,507)
Deemed interest income from subsidiaries subject to tax	40,213	17,402	9,456
Tax effect of tax losses not recognized	28	3,824	94,807
Under (over) provision in prior years	265,390	(104,512)	(24,233)
Decrease in opening deferred tax liability resulting from decrease in applicable tax rate	—	(66,088)	—
Utilization of unrecognized tax losses in prior years	(51,600)	—	—
Others	706	4,656	3,350

Income taxes	2,385,617	1,315,520	1,354,656

Effective income tax rate	27%	29%	36%

13.	PROFIT FOR THE YEAR

	Year ended December 31,
	2008	2007	2006
	RMB’000	RMB’000	RMB’000
Profit for the year has been arrived at after charging:

Amortization of mining rights	35,652	15,728	12,069
Depreciation of property, plant and equipment	1,140,809	1,237,132	1,061,976

Total depreciation and amortization	1,176,461	1,252,860	1,074,045

Release of prepaid lease payments	15,109	13,861	13,826
Auditors’ remuneration	10,157	14,683	10,406
Staff costs, including directors’ and supervisors’ emoluments	4,358,556	3,572,734	2,783,298
Retirement benefit scheme contributions (included in staff costs above)	867,808	720,091	641,633
Cost of inventories	11,986,520	7,145,614	6,089,185
Exchange loss, net	328,858	3,150	12,346
and crediting:
Gain on disposal of property, plant and equipment	(12,317)	(25,002)	—
Reversal of impairment loss on accounts receivable and other receivables	(4,369)	(4,363)	(19,717)

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS

(a)	Directors’ and supervisors’ emoluments

Details of the directors’ and supervisors’ emoluments are as follows:

	For the year ended December 31, 2008
	Fees	Salaries, allowance and other benefits in kind	Retirement benefit scheme contribution	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Independent non-executive directors
Pu Hongjiu	104	—	—	104
Cui Jianmin	50	—	—	50
Wang Xiaojun	60	—	—	60
Wang Quanxi	50	—	—	50
Zhai Xigui	54	—	—	54
Li Weian	54	—	—	54
Wang Junyan	54	—	—	54

	426	—	—	426

Executive directors
Wang Xin	—	—	—	—
Geng Jiahuai	—	—	—	—
Yang Deyu	—	—	—	—
Shi Xuerang	—	—	—	—
Chen Changchun	—	—	—	—
Wu Yuxiang	—	192	38	230
Wang Xinkun	—	218	44	262
Zhang Baocai	—	191	38	229
Dong Yunqing	—	192	38	230

	—	793	158	951

Supervisors
Meng Xianchang	—	—	—	—
Song Guo	—	—	—	—
Zhang Shengdong	—	—	—	—
Liu Weixin	—	—	—	—
Zhou Shoucheng	—	—	—	—
Zhen Ailan	—	—	—	—
Wei Huanmin	—	192	38	230
Xu Bentai	—	207	41	248

	—	399	79	478

Other management team
Jin Tai	—	—	—	—
Zhang Yingmin	—	—	—	—
He Ye	—	—	—	—
Tian Fengze	—	192	38	230
Shi Chenzhong	—	218	44	262
Qu Tianzhi	—	218	44	262
Ni Xinghua	—	218	44	262
Lai Cunliang	—	508	102	610

	—	1,354	272	1,626

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

No directors waived any emoluments in each of the year ended December 31, 2008, 2007 and 2006.

(b)	Employees’ emoluments

The five highest paid individuals in the Group included no director for the year ended December 31, 2008 (2007: nil; 2006: nil). The emoluments of the five highest paid individuals (2007: five; 2006: five) were stated as follows:

	Year ended December 31,
	2008	2007	2006
	RMB’000	RMB’000	RMB’000
Salaries, allowance and other benefits in kind	6,787	6,997	6,471
Retirement benefit scheme contributions	611	630	582
Discretionary bonuses	242	250	656

	7,640	7,877	7,709

Their emoluments were within the following bands:

	Year ended December 31,
	2008	2007	2006
	No. of employees	No. of employees	No. of employees
Nil to HK$1,000,000	—	—	—
HK$1,000,001 to HK$1,500,000	3	3	3
HK$1,500,001 to HK$2,000,000	1	2	1
HK$2,000,001 to HK$2,500,000	1	—	1

15.	DIVIDEND RECOGNIZED AS DISTRIBUTION DURING THE YEAR

	Year ended December 31,
	2008	2007	2006
	RMB’000	RMB’000	RMB’000
2007 final dividend, RMB0.170 per share (2007: 2006 final dividend RMB0.120; 2006: 2005 final dividend RMB0.150)	836,128	590,208	737,760
Special dividends approved, nil per share (2007: RMB0.080; 2006: RMB0.070)	—	393,472	344,288

	836,128	983,680	1,082,048

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

In the annual general meeting held on June 27, 2008, a final dividend in respect of the year ended December 31, 2007 was approved by the shareholders and paid to the shareholders of the Company.

The board of directors proposes to declare a final dividend of approximately RMB1,967,360,000 calculated based on a total number of 4,918,400,000 shares issued at RMB1 each, at RMB0.40 per share, in respect of the year ended December 31, 2008. The declaration and payment of the final dividend needs to be approved by the shareholders of the Company by way of an ordinary resolution in accordance with the requirements of the Company’s Articles of Association. A shareholders’ general meeting will be held for the purpose of considering and, if thought fit, approving this ordinary resolution.

16.	EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share attributable to the equity holders of the Company for the years ended December 31, 2008, 2007 and 2006 is based on the profit attributable to the equity holders of the Company for the year of RMB6,488,908,000, RMB3,230,450,000 and RMB2,372,985,000 and on the 4,918,400,000 shares in issue, during each of the three years.

The earnings per ADS have been calculated based on the profit for the relevant periods and on one ADS, being equivalent to 10 H shares. The equivalent H shares to one ADS have been changed from 50 to 10 H shares from June 27, 2008. The new ADS were distributed to ADS holders on July 3, 2008. The comparative figures of 2007 and 2006 have been adjusted accordingly.

No diluted earning per share has been presented as there are no dilutive potential shares in issue during the years ended December 31, 2008, 2007 and 2006.

17.	BANK BALANCES AND CASH/TERM DEPOSITS AND RESTRICTED CASH

Bank balances carry interest at market rates which ranged from 0.36% to 1.44% (2007: from 0.72% to 1.44%) per annum.

At the balance sheet dates, the short-term restricted cash, which carry interest at market rates of 0.05% per annum (2007: 0.72%), represents the bank deposits pledged to certain banks to secure banking facilities granted to the Group. The long-term amount represents the bank deposits placed as guarantee for the future payments of rehabilitation costs of Southland as required by the Australian government. The long-term deposits carry interest rate of 6.5% (2007:1.8%) per annum.

The term deposits carry fixed interest rate of 1.35% to 2.52% (2007: 1.71% to 3.42%) per annum.

18.	BILLS AND ACCOUNTS RECEIVABLE

	At December 31,
	2008	2007
	RMB’000	RMB’000
Total bills receivable	2,571,064	2,638,956
Total accounts receivable	435,711	135,525

	3,006,775	2,774,481
Less: Impairment loss	(29,509)	(20,996)

Total bills and accounts receivable, net	2,977,266	2,753,485

Bills receivable represents unconditional orders in writing issued by or negotiated from customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties. The bills are non-interest bearing and have a maturity of six months.

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable at the balance dates:

	At December 31,
	2008	2007
	RMB’000	RMB’000
1 - 90 days	1,759,526	1,490,661
91 - 180 days	1,217,740	1,262,824

	2,977,266	2,753,485

18.	BILLS AND ACCOUNTS RECEIVABLE - continued

Before accepting any new customer, the Group assesses the potential customer’s credit quality and defines credit limits by customer. Limits attributed to customers are reviewed once a year.

There are no significant trade receivables which are past due but not yet impaired on both balance sheet dates. The Group does not hold any collateral over these balances. The average age of these receivables is 65 days (2007: 61 days). The management closely monitors the credit quality of accounts receivable and consider the balance that are neither past due nor impaired are of good credit quality.

The Group has provided fully for all receivables over 3 years because historical experience is such that receivables that are past due beyond 3 years are generally not recoverable. For receivable aged over 4 years and considered irrecoverable by the management will be written off.

An analysis of the impairment loss on bills and accounts receivable is as follows:

	2008	2007
	RMB’000	RMB’000
Balance at January 1	20,996	31,447
Provided for the year	8,950	—
Written off reversed (recognised)	2,265	(6,088)
Reversal	(2,702)	(4,363)

Balance at December 31	29,509	20,996

Included in the allowance for doubtful debts is an allowance of RMB29.5 million (2007: RMB 21 million) for individually impaired trade receivables, which are mainly due from corporate customers in the PRC and considered irrecoverable by the management after consideration on the credit quality of those individual customers, the ongoing relationship with the Group and the aging of these receivables. The impairment recognised represents the difference between the carrying amount of these trade receivables and the present value of the amounts. The Group does not hold any collateral over these balances.

19.	INVENTORIES

	At December 31,
	2008	2007
	RMB’000	RMB’000
COST
Methanol	7,414	—
Auxiliary materials, spare parts and small tools	220,960	248,412
Coal products	591,225	191,722

	819,599	440,134

20.	OTHER LOANS RECEIVABLE

At December 31, 2007, the amount represented a loan granted to an independent third party, which carried interest at 7.00% per annum and was guaranteed by other independent third parties. The loan (the “Default Loan”) was secured by certain state legal person shares of a company listed on the SSE (“the Secured Shares”) and certain equity interest in another unlisted company held by the guarantor. The Default Loan was defaulted in January 2005 and the Company had applied to The People’s Supreme Court of the Shangdong Province (the “Court”) to freeze the Secured Shares. The Company has also applied to the Court to dispose the Secured Shares by way of a public auction and the proceeds would be applied to repay the Default Loan and the associated interests to the Company.

In 2006, Shandong Runhua Group Company Limited (“Shandong Runhua”) has also claimed for a portion of the Secured Shares. To protect the Company’s priority rights in the Secured Shares to recover the Default Loan, the Company sought support from the Shandong provincial government and the State-owned Assets Supervision and Administrative Committee (the “SASAC”). In January 2007, these government authorities in Shandong province and the SASAC have rendered formal written request to the Court to protect the Company’s priority right on the Secured Shares.

In October 2007, the Company, Shandong Runhua and the guarantor reached an agreement in the presence of the Court. According to the settlement agreement, 240 million of the total 289 million Secured Shares held by the guarantor should belong to Shandong Runhua and 200 million Secured Shares should be transferred to Shandong Runhua from the guarantor. At the same time, Shandong Runhua has agreed to assist the guarantor to repay the principal and the associated interest of the Default Loan to the Company. The Company has the right to request for the disposal of the frozen 49 million Secured Shares owned by the guarantor for the settlement if the Default Loan is not repaid by the guarantor or Shandong Runhua after June 6, 2008 (the date the restriction on trading of the Secured Shares is removed). If the proceed received from the disposal of the 49 million Secured Shares would not be sufficient to cover the loan principal and interest of the Default Loan by that time, the Company has the right to request for the disposal of the remaining 40 million Secured Shares held under the guarantor and not yet transferred to Shandong Runhua for settlement. If the disposal of the above mentioned 89 million Secured Shares would still not be sufficient for settlement of the liability borne by the guarantor, the Company would have the right to further request for the disposal of the 200 million Secured Shares already transferred by the guarantor to Shandong Runhua for full settlement of approximate RMB700 million (including the interest). By December 31, 2008, the Company has executed the Secured Share rights and collected principal of RMB640 million plus interest after tax of RMB130 million (note 10).

21.	PREPAYMENTS AND OTHER RECEIVABLES

	At December 31,
	2008	2007
	RMB’000	RMB’000
Advances to suppliers	94,796	35,728
Prepaid freight charges and related handling charges	7,958	10,934
Deposit for environment protection	200,000	200,000
Prepaid relocation costs of inhabitants	1,151,895	—
Others	112,561	80,006

	1,567,210	326,668

Included in the above balances as of December 31, 2008 is an impairment loss of RMB16,854,000 (2007: RMB30,117,000). During the year ended December 31, 2008, the Group wrote off impairment loss of RMB2,646,000, and reversed impairment loss of RMB 10,617,000. During the year ended December 31, 2007, the Group wrote off impairment loss of RMB2,533,000. During the year ended December 31, 2006, the Group reversed impairment loss of RMB3,067,000.

The Group has provided fully for all receivables over 3 years because historical experience is such that receivables that are past due beyond 3 years are generally not recoverable. Receivable will be written off, if aged over 4 years and considered irrecoverable by the management after considering the credit quality of the individual party and the nature of the amount overdue.

22.	PREPAID LEASE PAYMENTS

	At December 31,
	2008	2007
	RMB’000	RMB’000
Current portion	15,296	13,976
Non-current portion	628,119	576,412

	643,415	590,388

The amounts represent prepaid lease payments for land use rights which are situated in the PRC and have a term of fifty years from the date of grant of land use rights certificates.

23.	PREPAYMENT FOR RESOURCES COMPENSATION FEES

In accordance with the relevant regulations, the Shanxi Group is required to pay resources compensation fees to the Heshun Municipal Coal Industry Bureau at a rate of RMB2.70 per tonne of raw coal mined. During the year 2006, Shanxi Group was requested by the relevant government to prepay the fees based on production volume of 10 million tonnes. At the balance sheet date, the amount represented the prepayment for resources compensation fees not yet utilized. The current portion represents the amount to be utilized in the coming year which is estimated based on expected production volume.

24.	MINING RIGHTS

RMB’000
COST
At January 1, 2007	353,098
Exchange re-alignment	2,092
Acquisition of Shanxi Neng Hua	61,923

At December 31, 2007 and at January 1, 2008	417,113
Exchange re-alignment	(30,772)
Acquisition of Zhaolou Coal mine	747,339

At December 31, 2008	1,133,680

AMORTIZATION
At January 1, 2007	45,189
Exchange re-alignment	184
Provided for the year	15,728

At December 31, 2007 and at January 1, 2008	61,101
Exchange re-alignment	(2,780)
Provided for the year	35,652

At December 31, 2008	93,973

CARRYING VALUES
At December 31, 2008	1,039,707

At December 31, 2007	356,012

The addition of mining right of RMB747,339,000 during the year represented the consideration paid for Zhaolou coal mine acquired from the Parent Company.

24.	MINING RIGHTS - continued

In addition, the Parent Company and the Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay to the Parent Company, effective from September 25, 1997, an annual fee of RMB12,980,000 as compensation for the Parent Company’s agreement to give up the mining rights associated with the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine and Jining II. The annual fee is subject to change after a ten-year period. Up to the date of these financial statements, compensation fee of RMB5 per tonne of raw coal mined amounting to RMB135,141,000 for the year ended December 31, 2008 has been preliminary agreed. The revised compensation fees are to be settled with governmental authority directly. The actual amount of compensation fee payable each year is still to be confirmed by the governmental authority.

The other mining rights are amortized, on a straight-line basis, over the useful life of twenty to twenty eight years from the date of acquisition.

25.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land in Australia	Buildings	Harbor works and crafts	Railway structures	Mining structures	Plant, machinery and equipment	Transportation equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
COST
At January 1, 2007	55,255	2,430,319	250,349	734,801	4,017,442	9,001,883	323,695	2,712,797	19,526,541
Exchange re-alignment	2,056	337	—	—	—	27,435	21	12,840	42,689
Additions	—	2,100	—	—	—	71,014	8,641	2,846,275	2,928,030
Transfers	—	166,334	—	1,557	14,096	672,871	35,992	(890,850)	—
Written off	—	(18,999)	—	—	(344,149)	(219,261)	(12,731)	—	(595,140)
Disposals	—	—	—	—	—	(6,461)	(1,245)	—	(7,706)

At December 31, 2007 and January 1, 2008	57,311	2,580,091	250,349	736,358	3,687,389	9,547,481	354,373	4,681,062	21,894,414
Exchange re-alignment	(15,032)	(3,066)	—	—	—	(252,328)	(303)	(70,451)	(341,180)
Additions	—	—	—	—	—	97,150	3,330	1,965,762	2,066,242
Transfers	—	429,580	5,456	132,609	11,184	1,145,823	24,270	(1,748,922)	—
Disposals	—	(978)	—	—	—	(45,996)	(4,045)	—	(51,019)

At December 31, 2008	42,279	3,005,627	255,805	868,967	3,698,573	10,492,130	377,625	4,827,451	23,568,457

Accumulated depreciation and impairment
At January 1, 2007	—	1,110,807	18,206	269,679	1,683,367	4,111,539	193,004	—	7,386,602
Exchange re-alignment	—	52	—	—	—	1,594	12	—	1,658
Provided for the year	—	123,617	6,071	53,442	85,162	931,748	38,032	—	1,238,072
Eliminated on written off	—	(9,112)	—	—	(48,990)	(186,987)	(10,308)	—	(255,397)
Eliminated on disposals	—	—	—	—	—	(1,115)	—	—	(1,115)

At December 31, 2007 and January 1, 2008	—	1,225,364	24,277	323,121	1,719,539	4,856,779	220,740	—	8,369,820
Exchange re-alignment	—	(964)	—	—	—	(47,147)	—	—	(48,111)
Provided for the year	—	94,907	42,653	62,171	80,538	836,981	23,559	—	1,140,809
Eliminated on disposals	—	(387)	—	—	—	(39,393)	(3,727)	—	(43,507)

At December 31, 2008	—	1,318,920	66,930	385,292	1,800,077	5,607,220	240,572	—	9,419,011

CARRYING VALUES
At December 31, 2008	42,279	1,686,707	188,875	483,675	1,898,496	4,884,910	137,053	4,827,451	14,149,446

At December 31, 2007	57,311	1,354,727	226,072	413,237	1,967,850	4,690,702	133,633	4,681,062	13,524,594

The following estimated useful lives are used for the depreciation of property, plant and equipment, other than construction in progress and freehold land:

Buildings	15 to 30 years
Harbor works and crafts	40 years
Railway structures	15 to 25 years
Plant, machinery and equipment	5 to 15 years
Transportation equipment	6 to 18 years

Transportation equipment includes vessels which are depreciated over the estimated useful lives of 18 years.

25.	PROPERTY, PLANT AND EQUIPMENT - continued

The mining structures include the main and auxiliary mine shafts and underground tunnels. Depreciation is provided to write off the cost of the mining structures using the units of production method based on the estimated production volume for which the structure was designed and the contractual period of the relevant mining rights.

During the year ended December 31, 2007, the directors conducted a review of the Group’s mining assets and determined that a number of those assets were impaired, due to physical damage and technical obsolescence. Accordingly, an aggregate amount of RMB339,743,000 have been written off in respect of buildings, mining structure, plant, machinery and equipment, and transportation equipment, which are used in the mining segment.

26.	GOODWILL

	2008	2007
	RMB’000	RMB’000
COST
At January 1	298,650	295,584
Acquisition of Shanxi Group	—	3,066

At December 31	298,650	298,650

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units that are expected to benefit from that business combination. The carrying amount of goodwill had been allocated as follows:

	2008	2007
	RMB’000	RMB’000
Coal Mining
- Jining II	10,106	10,106
- Shandong Yanmei Shipping Co., Ltd	10,046	10,046
- Heze	35,645	35,645
- Shanxi Group	145,613	145,613

Coal Railway Transportation
- Railway Assets	97,240	97,240

	298,650	298,650

The recoverable amounts of goodwill from each of the above cash generating units have been determined on the basis of value in use calculations. The recoverable amounts are based on certain similar key assumptions on discount rates, growth rates and expected changes in selling prices and direct cost. All value in use calculations use cash flow projections based on financial budgets approved by management covering a 5-year period, using a zero percent growth rate and with a discount rate of 8% (2007: 10%).

The cash flows beyond the 5-year period are extrapolated for 5 years using a zero percent growth rate. Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the same raw materials price inflation during the budget period. Expected cash inflows/outflows, which include budgeted sales, gross margin and raw material price inflation have been determined based on past performance and management’s expectations for the market development. Management believes that any reasonably possible change in any of these assumptions would not cause the carrying amount of each of the above units to exceed the recoverable amount of each of the above units. During the years ended December 31, 2008 and 2007, management of the Group determined that there are no impairments of any of its cash-generating units containing goodwill.

27.	INVESTMENTS IN SECURITIES

The investments in securities represent available-for-sale equity investments:

	At December 31,
	2008	2007
	RMB’000	RMB’000
Equity securities listed on the SSE - Stated at fair value	139,447	409,086
Unlisted equity security	440	440

	139,887	409,526

Previously, the Group invested in certain state legal person shares of Shenergy Company Limited and Jiangsu Lian Yun Gang Port Corporation Limited. These shares were not tradable.

Pursuant to the share reform plan of Shenergy Company Limited carried out in 2006, the non-tradable legal person shares with the investment cost of RMB60,421,000 held by the Company were converted into tradable shares on August 17, 2006. Under this share reform plan, the Company has committed that the Company will not sell more than one-third of the shares held as of August 17, 2005 within one year after August 17, 2006; and two-third of the shares held as of August 17, 2005 within two years after August 17, 2006. This investment is presented as listed securities stated at fair value as at December 31, 2008 at the amount of RMB133,720,000 (2007: RMB393,124,000).

On April 26, 2007, Jiangsu Lian Yun Gang Port Corporation Limited became a public company with its shares listed in SSE. The Company has committed not to sell its holding, or transfer to others; or ask others to held the shares on its behalf before April 28, 2008. This investment is presented as listed securities which amount to RMB5,727,000 as at December 31, 2008 (2007: RMB15,962,000).

The investments in equity securities listed on the SSE are carried at fair value determined according to the quoted market prices in an active market.

The unlisted equity securities are stated at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

28.	INTERESTS IN AN ASSOCIATE

	At December 31,
	2008	2007
	RMB’000	RMB’000
Cost of investment in an associate	900,000	900,000
Share of post-acquisition loss	(69,805)	(2,438)

	830,195	897,562

In 2007, the Group made a cash investment of RMB900,000,000 for its 30% equity interest in an associate, Huadian Zouxian Power Generation Company Limited, which is established in the PRC and engaged in electricity generation business in the PRC.

Summarized financial information in respect of the Group’s associate is set out below:

	At December 31,
	2008	2007
	RMB’000	RMB’000
Total assets	7,623,355	7,623,027
Total liabilities	(4,856,038)	(4,631,154)

Net assets	2,767,317	2,991,873

Group’s share of net assets of associate	830,195	897,562

	Year ended December 31,
	2008	2007
	RMB’000	RMB’000
Revenue	3,650,661	321,802

Loss for the year/ period	(224,556)	(8,127)

Group’s share of loss of an associate	(67,367)	(2,438)

29.	DEPOSIT MADE ON INVESTMENT

During 2006, the Company entered into a co-operative agreement with two independent third parties to establish a company for acquiring a coal mine in Shaanxi province for operations. The Company will have to invest approximately RMB196.8 million in order to obtain 41% equity interest. As at December 31, 2008, the Company made a deposit of RMB118 million (2007: RMB118 million) in relation to this acquisition. As at December 31, 2008, the relevant procedures to establish the new company are still in progress, and the establishment has not yet been completed.

30.	BILLS AND ACCOUNTS PAYABLE

	At December 31,
	2008	2007
	RMB’000	RMB’000
Bills payable	160,341	139,100
Accounts payable	749,786	518,417

	910,127	657,517

The following is an aged analysis of bills and accounts payable at the reporting date:

	At December 31,
	2008	2007
	RMB’000	RMB’000
1 - 90 days	469,740	506,474
91 - 180 days	177,404	—
181 - 365 days	132,576	126,048
1 - 2 years	130,407	24,995

	910,127	657,517

The average credit period for accounts payable and bills payable is 90 days. The Group has financial risk management policies in place to ensure that all payables are within the credit timeframe.

31.	OTHER PAYABLES AND ACCRUED EXPENSES

	At December 31,
	2008	2007
	RMB’000	RMB’000
Customers’ deposits	757,631	942,557
Accrued wages	435,450	337,275
Other taxes payable	265,231	218,723
Payables in respect of purchases of property, plant and equipment and construction materials	654,304	615,092
Accrued freight charges	13,189	93,456
Accrued repairs and maintenance	49,766	19,493
Accrued utility expenses	—	4,100
Staff welfare payable	77,873	58,196
Withholding tax payable	466	7,464
Deposits received from employees	68,969	57,493
Price regulating charges	34,081	105,421
Accrued land subsidence, restoration, rehabilitation and environmental costs	59,871	81,157
Payable on compensation fee of mining rights	135,141	—
Others	146,284	130,690

	2,698,256	2,671,117

32.	(PROVISION) PREPAYMENT FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

	2008	2007
	RMB’000	RMB’000
Balance at January 1	(19,635)	212,912
Additional provision in the year	(3,369,696)	(825,998)
Utilization of provision	2,938,352	593,451

Balance at December 31	(450,979)	(19,635)

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. The prepayment included mainly rehabilitation costs paid on mining areas in relation to mining activities in the future periods and therefore the balances are presented as prepayment at the balances sheet dates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

During the year, the provision for land subsidence, restoration, rehabilitation and environmental costs increases mainly because the basis of calculating compensation increases and the land areas originally not subject to compensation in the past now require compensation due to the change of government policy.

33.	UNSECURED BANK BORROWINGS

The amounts are repayable as follows:

	At December 31,
	2008	2007
	RMB’000	RMB’000
Within one year	82,000	72,000
More than one year, but not exceeding two years	22,000	82,000
More than two years, but not more than five years	66,000	66,000
More than five years	88,000	110,000

	258,000	330,000
Less: Amounts due within one year and included in current liabilities	(82,000)	(72,000)

Amounts due after one year	176,000	258,000

The balances as of December 31, 2008 and 2007 represent two borrowings obtained by Shanxi Tianchi before the Company acquired it. Included in the loans of RMB258,000,000 (2007: RMB330,000,000) is an amount of RMB60,000,000 (2007: RMB110,000,000) that carries interest at 5.31% (2007: 7.09%) per annum and is subject to adjustment based on the interest rate stipulated by the People’s Bank of China (the “PBOC”). The loan is repayable by 3 instalments over a period of 4 years, with the first instalment due in December 2007. The repayment is guaranteed by the Parent Company.

The remaining balance of RMB198,000,000 (2007: RMB220,000,000) carries interest at 5.94% (2007: 6.84%) per annum and is subject to adjustment based on the interest rate stipulated by the PBOC. The loan is repayable by 20 instalments over a period of 12 years, with the first instalment due in May 2008. The amount is also guaranteed by the Parent Company.

34.	DERIVATIVE FINANCIAL INSTRUMENTS

	At December 31,
	2008	2007
	RMB’000	RMB’000
Derivatives used for hedging
Cash flow hedges – forward foreign exchange contracts	29,435	—

During the year ended December 31, 2008, the Group’s subsidiary in Australia entered into forward foreign exchange contracts to buy Australian Dollar against US Dollar with banks in order to manage the currency risks of foreign currency forecast sales. As at December 31, 2008, the outstanding notional amount was approximately RMB211 million, maturing through January to July 2009 with bought floor price and bought ceiling price of 0.6293 and 0.9568 respectively. The ineffective hedging portion of the changes in fair values of the forward foreign exchange contracts of approximately RMB10,445,000 is recognized as selling, general and administrative expenses in the consolidated income statement. The effective hedging portion was recognized as current portion of derivative financial instruments in the consolidated balance sheet.

The fair values of the forward foreign exchange contracts are estimated based on the discounted cash flows between the contract forward rate and spot forward rate.

35.	DEFERRED TAXATION

	Available- for-sale investment	Accelerated tax depreciation	Fair value adjustment on mining rights	Temporary differences on expenses recognized	Tax losses	Cash flow hedge reserve	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2007	(11,207)	(218,513)	(54,103)	—	—	—	(283,823)
Effect of change in tax rate	2,717	52,972	13,116	—	—	—	68,805
Charge to reserve	(78,236)	—	—	—	—	—	(78,236)
(Charge) credit to income for the year (note 12)	—	(34,613)	1,513	—	31,175	—	(1,925)

Balance at January 1, 2008	(86,726)	(200,154)	(39,474)	—	31,175	—	(295,179)
Exchange re-alignment	—	—	—	—	(8,347)	—	(8,347)
Charge to reserve	67,409	—	—	—	—	8,831	76,240
(Charge) Credit to the consolidated income statement (note 12)	—	(39,192)	1,513	225,125	44,086	—	231,532

Balance at December 31, 2008	(19,317)	(239,346)	(37,961)	225,125	66,914	8,831	4,246

35.	DEFERRED TAXATION - continued

The temporary differences on expenses recognized mainly arose in respect of unpaid provision of salaries and wages, provisions of compensation fees for mining rights and land subsidence, restoration, rehabilitation and environmental costs.

The following is the analysis of the deferred tax balances for financial reporting purposes:

	2008	2007
	RMB’000	RMB’000
Deferred tax assets	46,023	31,175
Deferred tax liabilities	(41,777)	(326,354)

	4,246	(295,179)

At the balance sheet date, the Group has unused tax losses of RMB682 million (2007: RMB556 million) contributed by the subsidiaries available for offset against future profits. A deferred tax asset has been recognized in respect of RMB223 million (2007: RMB104 million) of such losses. No deferred tax asset has been recognized in respect of the remaining RMB 459 million (2007: RMB452 million) due to the unpredictability of future profit streams. Included in unrecognized tax losses are losses of RMB55 million that will expire in 2011, losses of RMB106 million that will expire in 2012, and losses of RMB298 million that will expire in 2013 (2007: losses of RMB55 million that will expire in 2011 and losses of RMB106 million that will expire in 2012). Other losses may be carried forward indefinitely.

By reference to financial budgets, management believes that there will be sufficient future profits for the realization of deferred tax assets which have been recognized in respect of tax losses.

36.	SHAREHOLDERS’ EQUITY

Share capital

The Company’s share capital structure at the balance sheet date is as follows:

	Domestic invested shares		Foreign invested shares H shares
	State legal person shares (held by the Parent Company)	A shares	(including H shares represented by ADS)	Total
Number of shares
At January 1, 2007, January 1, 2008 and December 31, 2008	2,600,000,000	360,000,000	1,958,400,000	4,918,400,000

	Domestic invested shares		Foreign invested shares H shares
	State legal person shares (held by the Parent Company)	A shares	(including H shares represented by ADS)	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Registered, issued and fully paid
At January 1, 2007, January 1, 2008 and December 31, 2008	2,600,000	360,000	1,958,400	4,918,400

Each share has a par value of RMB1.

36.	SHAREHOLDERS’ EQUITY - continued

Reserves

Future Development Fund

Pursuant to regulation in the PRC, the Company and Shanxi Tianchi are required to transfer an annual amount to a future development fund at RMB6 per tonne of raw coal mined. The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

Shanxi Tianchi is required to transfer an additional amount at RMB15 per tonne of raw coal mined from 2008 onwards as coal mine transformation fund and mine areas environmental restoration fund.

Pursuant to the regulations of the Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Province and the Shandong Province Coal Mining Industrial Bureau, the Company is required to transfer an additional amount at RMB5 per tonne of raw coal mined from July 1, 2004 to the reform specific development fund for the future improvement of the mining facilities and is not distributable to shareholders. No further transfer to the reform specific development fund is required from January 1, 2008.

In accordance with the regulations of the State Administration of Work Safety, the Group has a commitment to incur RMB8 for each tonne of raw coal mined from May 1, 2004 which will be used for enhancement of safety production environment and improvement of facilities (“Work Safety Cost”). In prior years, the work safety expenditures are recognized only when acquiring the fixed assets or incurring other work safety expenditures. The Company and Shanxi Tianchi make appropriation to the future development fund in respect of unutilized Work Safety Cost from 2008 onwards. The unutilized Work Safety Cost at December 31, 2007 was RMB187,470,000.

Statutory Common Reserve Fund/ Statutory Common Welfare Fund

Pursuant to the relevant regulations from the Ministry of Finance, the Company and its subsidiaries in the PRC are no longer required to set aside profit to the statutory common welfare fund effective from January 1, 2006 and the balance of statutory common welfare fund as at January 1, 2006 is transferred to statutory common reserve fund.

The Company and its subsidiaries in the PRC have to set aside 10% of its profit for the statutory common reserve fund (except where the fund has reached 50% of its registered capital). The statutory common reserve fund can be used for the following purposes:

•	to make good losses in previous years; or

•

to convert into capital, provided such conversion is approved by a resolution at a shareholders’ general meeting and the balance of the statutory common reserve fund does not fall below 25% of the registered capital.

36.	SHAREHOLDERS’ EQUITY - continued

Retained earnings

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

The Company’s distributable reserve as at December 31, 2008 is the retained earnings computed under PRC GAAP which amounted to approximately RMB13,430,460,000 (At December 31, 2007: RMB8,625,550,000, as restated with the adoption of new accounting standards under PRC GAAP).

37.	CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt and equity balance. The Group’s overall strategy remains unchanged from prior year.

The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 33 and equity attributable to equity holders of the Company, comprising issued share capital, reserves and retained earnings.

The directors of the Company review the capital structure regularly. As part of this review, the directors of the Company assess the annual budget prepared by the accounting and treasury department and consider and evaluate the cost of capital and the risks associated with each class of capital. The Group will balance its capital structure through the payment of dividends, issue of new shares and new debts or the repayment of existing debts.

38.	FINANCIAL INSTRUMENT

38a.	Categories of financial instruments

	At December 31,
	2008	2007
	RMB’000	RMB’000
Financial assets
Loans and receivables (including cash and cash equivalents)	12,980,405	9,453,042
Available-for-sale financial assets	139,887	409,526

Financial liabilities
Amortised cost	3,559,204	2,583,276
Derivative financial instruments	29,435	—

38b.	Financial risk management objectives and policies

The Group’s major financial instruments include available-for-sales equity instrument, bills and accounts receivable, other loan receivable, other receivables, bank balances and cash, term deposits, restricted cash, derivative financial instrument, bills and accounts payable, other payable, borrowings and amount due to Parent Company and its subsidiary companies. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. There has been no significant change to the Group’s exposure to market risk or the manner in which it manages and measures the risk.

38.	FINANCIAL INSTRUMENT (continued)

38b. Financial risk management objectives and policies (continued)

Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group.

At December 31, 2008 and 2007, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group is the failure to perform their obligations in relation to each class of recognized financial assets is the carrying amount of those assets as stated in the consolidated balance sheet.

In order to minimise the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group’s credit risk is significantly reduced.

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

As the Group does not currently have direct export rights, all of its export sales must be made through National Coal Corporation, Shanxi Coal Corporation or Minmetals Trading. The qualities, prices and final customer destinations of the Group’s export sales are determined by the Group, National Coal Corporation, Shanxi Coal Corporation or Minmetals Trading.

For the years ended December 31, 2008, 2007 and 2006, net sales to the Group’s five largest domestic customers accounted for approximately 32.8%, 25.6% and 22.1%, respectively, of the Group’s total net sales. Net sales to the Group’s largest domestic customer accounted for 17.7%, 12.1% and 10.2% of the Group’s net sales for the years ended December 31, 2008, 2007 and 2006, respectively. The Group’s largest domestic customer was the Huadian Power International Corporation Limited (“Huadian”) for the years ended December 31, 2008, 2007 and 2006.

38.	FINANCIAL INSTRUMENT - continued

38b. Financial risk management objectives and policies - continued

Credit risk - continued

Details of the accounts receivable from the five customers with the largest receivable balances at December 31, 2008 and 2007 are as follows:

	Percentage of accounts receivable At December 31,
	2008	2007
Five largest receivable balances	87.54%	63.26%

The management considers the strong financial background and good creditability of these customers, and there is no significant uncovered credit risk.

The table below shows the credit limit and balance of 5 major counterparties at the balance sheet date:

		31.12.2008		31.12.2007
Counterparty	Location	Credit limit	Carrying amount	Credit limit	Carrying amount
		RMB’000	RMB’000	RMB’000	RMB’000
Company A	The PRC	300,000	207,232	—	—
Company B	The PRC	300,000	89,074	—	—
Company C	The PRC	50,000	38,226	10,000	3,756
Company D	The PRC	24,000	23,769	10,000	3,896
Company E	The PRC	30,000	23,115	—	—
Company F	The PRC	—	—	40,000	32,773
Company G	The PRC	—	—	40,000	31,664
Company H	The PRC	—	—	20,000	13,645

			381,416		85,734

As at December 31, 2007, the Group had exposure to credit risk in the event of the counterparties failure to perform their obligation in relation to the Default Loan (note 20). In order to minimize the credit risk, the management of the Group has monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of other loan receivables at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group’s credit risk is significantly reduced.

The Group’s geographical concentration of credit risk is mainly in the PRC, which accounted for over 90% and 80% of the Group’s total trade receivable as at December 31, 2008 and 2007 respectively.

38.	FINANCIAL INSTRUMENT - continued

38b.	Financial risk management objectives and policies - continued

Market risk

(i)	Currency risk

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

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities in currencies other than the functional currencies of the relevant group entities at the balance sheet date are as follows:

	Liabilities		Assets
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000
United States Dollar (“USD”)	4,447	2,250	910,764	663,713
Euros (“EUR”)	—	47,338	15,718	34,018
Hong Kong Dollar (“HKD”)	—	—	7,286	103,851
Notional amounts of USD foreign exchange contracts used for hedging	210,800	—	—	—

Except as disclosed in note, the Group currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arises.

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

38.	FINANCIAL INSTRUMENT - continued

38b.	Financial risk management objectives and policies - continued

Market risk - continued

(i)	Currency risk - continued

	USD Impact (note i)		HKD Impact (note i )
	2008	2007	2008	2007
	RMB’000	RMB’000	RMB’000	RMB’000
Increase (Decrease) to profit and loss
- if RMB weakens against respective foreign currency	58,863	62,804	273	4,945
- if RMB strengthens against respective foreign currency	(58,863)	(62,804)	(273)	(4,945)

	USD Impact (note ii)
	2008	2007
	RMB’000	RMB’000
Increase (Decrease) to profit and loss
- if AUD weakens against respective foreign currency	(21,584)	(31,305)
- if AUD strengthens against respective foreign currency	21,584	31,305

Increase (Decrease) to shareholders’ equity
- if AUD weakens against respective foreign currency	(21,144)	(31,305)
- if AUD strengthens against respective foreign currency	21,144	31,305

Notes:

(i)	This is mainly attributable to the exposure outstanding on the bank deposit and loans to foreign operations within the Group of USD and HKD at year end in the Group.
(ii)	This is mainly attributable to the exposure outstanding on the loans to foreign operations within the Group and derivative financial instruments where the denomination of the loan is in a currency other than the functional currency of the borrower (i.e. AUD).

In management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year end exposure does not reflect the exposure during the year.

38.	FINANCIAL INSTRUMENT - continued

38b.	Financial risk management objectives and policies - continued

Market risk - continued

(ii)	Interest rate risk

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

The Group’s exposures to interest rates on financial assets and financial liabilities are detailed in the liquidity risk management section of this note. The Group’s cash flow interest rate risk is mainly concentrated on the fluctuation of the PBOC arising from the Group’s RMB borrowings.

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

38.	FINANCIAL INSTRUMENT - continued

38b.	Financial risk management objectives and policies - continued

Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilisation of bank borrowings and ensures compliance with loan covenants.

The following table details the Group’s remaining contractual maturity for its financial liabilities. For non-derivative financial liabilities, the table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

Liquidity and interest risk tables

	Weighted average effective interest rate	Less than 3 months	3-6 months	6 months to 1 year	1-5 years	5+ years	Total undiscounted cash flow	Carrying amount at 12.31
	%	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2008
Non-derivative financial liabilities
Bills and accounts payables	N/A	910,127	—	—	—	—	910,127	910,127
Other payables	N/A	1,677,496	—	—	—	—	1,677,496	1,677,496
Amount due to Parent Company and its subsidiary companies	N/A	706,328	—	—	13,248	—	719,576	713,581
Bank borrowings
- variable rate	5.31% - 5.94%	—	11,254	74,739	104,625	125,839	316,457	258,000

		3,293,951	11,254	74,739	117,873	125,839	3,623,656	3,559,204

Derivative financial instruments – gross settlement
Forward foreign exchange contracts
- Inflow	N/A	129,200	71,400	10,200	—	—	210,800	210,800
- Outflow	N/A	(129,200)	(71,400)	(10,200)	—	—	(210,800)	(210,800)

		—	—	—	—	—	—	—

2007
Non-derivative financial liabilities
Bills and accounts payables	N/A	631,207	26,310	—	—	—	657,517	657,517
Other payables	N/A	911,528	—	—	—	—	911,528	911,528
Amount due to Parent Company and its subsidiary companies	N/A	669,275	—	—	26,496	—	695,771	684,231
Bank borrowings
- variable rate	6.84% - 7.09%	—	11,325	65,135	175,968	169,799	422,227	330,000

		2,212,010	37,635	65,135	202,464	169,799	2,687,043	2,583,276

38.	FINANCIAL INSTRUMENT - continued

38c.	Fair values

The fair value of available-for-sales investment is determined with reference to quoted market price. The fair values of the forward foreign exchange contracts are estimated based on the discounted cash flows between the contract forward rate and spot forward rate. The fair value of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

The directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the consolidated financial statements approximate their fair values.

39.	ACQUISITION OF SHANXI NENG HUA COMPANY LIMITED AND ITS SUBSIDIARIES

On August 18, 2006, the Company entered into an equity transfer agreement with the Parent Company and conditionally agreed to purchase the 98% equity interest in Shanxi Neng Hua from the Parent Company. In November 2006, the acquisition was completed and the consideration of RMB733,346,000 was fully paid to the Parent Company. The net assets acquired were included in the coal mining segment.

In 2007, the Company further acquired the remaining 2% equity interest in Shanxi Neng Hua from a subsidiary of the Parent Company at cash consideration of RMB14,965,000 which give rise to additional goodwill of RMB3,066,000.

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

39.	ACQUISITION OF SHANXI NENG HUA COMPANY LIMITED AND ITS SUBSIDIARIES - continued

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

The amounts due to the Parent Company and its subsidiary companies as at December 31, 2008 and 2007 included the present value of the outstanding balance that arose from the funding of the acquisition of the mining rights of Jining III as of January 1, 2001 discounted using the market rate of bank borrowings.

40.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

The consideration for the cost of the mining rights of approximately RMB132,479,000 is to be settled over the 10 years by equal instalments before December of each year, commencing from 2001.

	At December 31,
	2008	2007
	RMB’000	RMB’000
Amounts due to Parent Company and its subsidiary companies
Within one year	706,328	669,275
More than one year, but not exceeding two years	7,253	7,703
More than two years, but not exceeding three years	—	7,253

Total	713,581	684,231
Less: amount due within one year	(706,328)	(669,275)

Amount due after one year	7,253	14,956

Except the amounts disclosed above, the amounts due to the Parent Company and/or its subsidiary companies are repayable on demand.

Related party transactions

During the years, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Year ended December 31,
	2008	2007	2006
	RMB’000	RMB’000	RMB’000
Income
Sales of coal	1,384,415	1,014,963	1,069,879
Sales of auxiliary materials	550,986	595,143	496,221

Expenditure
Utilities and facilities	376,288	377,074	358,370
Annual fee for mining rights	—	12,980	12,980
Purchases of supply materials and equipment	471,768	454,469	458,329
Repair and maintenance services	253,864	215,102	246,841
Social welfare and support services	255,265	313,062	406,004
Technical support and training	20,000	20,000	20,000
Road transportation services	86,671	60,718	63,448
Construction services	294,938	316,801	306,658

40.	RELATED PARTY BALANCES AND TRANSACTIONS - continued

Certain expenditure for social welfare and support services (excluding medical and child care expenses) of RMB165,900,000, RMB165,900,000 and RMB165,900,000 for the years ended December 31, 2008, 2007 and 2006, respectively, and for technical support and training of RMB20,000,000, RMB20,000,000 and RMB20,000,000, have been charged by the Parent Company at a negotiated amount per annum, subject to changes every year.

During the year ended December 31, 2006, the Company acquired Shanxi Neng Hua from the Parent Company. Details of this acquisition are set out in note 39.

During the year ended December 31, 2008, the Company acquired Zhaolou coal mine from the Parent Company. Details of this acquisition are set out in note 24.

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

Material transactions with other state-controlled entities are as follows:

	Year ended December 31,
	2008	2007	2006
	RMB’000	RMB’000	RMB’000
Trade sales	10,253,998	6,035,156	4,600,606

Trade purchases	1,328,958	1,056,959	1,568,658

Material balances with other state-controlled entities are as follows:

	At December 31,
	2008	2007
	RMB’000	RMB’000
Amounts due to other state-controlled entities	294,888	311,922

Amounts due from other state-controlled entities	364,420	339,979

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

Compensation of key management personnel

The remuneration of directors and other members of key management were as follows:

	Year ended December 31,
	2008	2007	2006
	RMB’000	RMB’000	RMB’000
Directors’ fee	426	403	373
Salaries, allowance and other benefit in kind	2,545	2,315	2,710
Retirement benefit scheme contribution	407	378	1,030

	3,378	3,096	4,113

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

41.	COMMITMENTS

	At December 31,
	2008	2007
	RMB’000	RMB’000
Capital expenditure contracted for but not provided in the consolidated financial statements in respect of acquisition of property, plant and equipment	142,399	322,271
Capital expenditure authorized but not contracted for in respect of development of new coal mines	—	747,339

	142,399	1,069,610

41.	COMMITMENTS - continued

During 2006, the Company entered into a co-operative agreement with two independent third parties to establish a company for acquiring a coal mine in Shaanxi province for operations. In addition to the deposit referred to in note 29, the Company is committed to invest a further RMB78.8 million as at December 31, 2008 and 2007.

Pursuant to the regulations issued by the Shandong Province Finance Bureau, the Group has to pay a deposit of RMB997 million (2007: RMB1,073 million) to the relevant government authority, which secured for the environmental protection work done by the Company. As at December 31, 2008, deposit of RMB200 million (2007: RMB200 million) were made and the Company is committed to further make security deposit of RMB797 million (2007: RMB873 million).

On October 24, 2008, the Company entered into an acquisition agreement with the Parent Company at a consideration of RMB593.24 million to acquire 74% equity interest in Shandong Hua Ju Energy Company Limited (“Hua Ju Energy”).

Hua Ju Energy is a joint stock limited company established in the PRC. The principal business of Hua Ju Energy is the supply of electricity and heat by utilizing coal gangue and coal slurry produced from coal mining process. The acquisition has been approved by the shareholders of the Company at the general meeting of shareholders. As at December 31, 2008, the equity transfer and approval from governmental authority have not been completed. At the date of issue of these financial statements, the equity transfer and approval from governmental authority have been completed and the Company has fully settled the consideration in respect of the acquisition.

During 2007, the Company entered into an agreement with the Parent Company and Zhongcheng Trust and Investment LLC. to establish a company, with the proposed name of Yankuang Group Finance Company Limited (the “Investee”), which will engage in banking and financing business. The name and the activities of the Investee are subject to the approval by China Banking Regulatory Commission and other relevant government authorities. The Company has agreed to contribute RMB125 million from internal resources, which will account for 25% of the equity interest in the Investee. As of December 31, 2008, the procedures to establish the Investee are still in progress.

Compensation fees for mining rights are required to be pay annually and details are set out in note 24.

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

The amount of contributions paid to the Parent Company were RMB759,356,000, RMB692,912,000 and RMB640,620,000 for the years ended December 31, 2008, 2007, and 2006, respectively.

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

The Parent Company is responsible for providing accommodation to its employees and the employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the three years ended December 31, 2008, 2007 and 2006. Such expenses, amounting to RMB86,200,000, RMB86,269,000 and RMB86,200,000 for each of the three years ended December 31, 2008, 2007 and 2006 respectively, have been included as part of the social welfare and support services expenses summarized in note 40.

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

44.	MAJOR NON-CASH TRANSACTION

During the year ended December 31, 2008, the Group acquired certain property, plant and equipment, of which RMB654,304,000 (2007: RMB615,092,000) have not yet been paid.