Form 20-F
period 2009-12-31
YANZHOU COAL MINING CO LTD
filed 2010-06-29
CIK 1048098

As filed with Securities and Exchange Commission on June 29, 2010

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Zhang Baocai

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(86537) 5382319

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

1,958,400, 000 H Shares, par value RMB1.00 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this Chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.)    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒                Accelerated filer  ☐                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

CAUTIONARY STATEMENT

This annual report includes statements of our expectations, intentions, plans and beliefs that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) and are intended to come within the safe harbor protection provided by those sections. The statements relate to future events or our financial performance, including but not limited to, projections and estimates concerning the timing and success of specific projects and acquisitions. We use words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” or their negatives, or other similar expressions to identify forward-looking statements.

Without limiting the foregoing, all statements relating to our future operating results and anticipated capital expenditures, borrowings and sources of funding are forward-looking statements and speak only as of the date of this annual report. These statements are based on assumptions made by us in light of our experience and our perception of historical trends, current conditions and future developments, as well as other factors we believe are appropriate. While our management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the following:

•	price volatility for our coal and other products;

•	demand for coal in domestic and overseas markets;

•	difficulty in managing our rapid growth, business diversification, geographic expansion and acquisitions;

•	changes in legislation, regulations and policies, including a proposal by the Australian federal government to implement a new resource super tax;

•	the recovery of the methanol industry and methanol prices;

•	our ability to reduce costs and compete effectively;

•	our need for, and ability to obtain, capital to finance our future expansion plans and capital expenditures;

•	expected increases in production capacity and utilization of new facilities;

•	intensity of competition;

•	uncertainties in estimating our proven and probable coal reserves and our ability to replace and develop coal reserves;

•	effects of land reclamation and other liabilities;

•	geologic, equipment and operational risks related to mining;

•	economic strength and political stability of countries in which we have operations or serve customers;

•	our ability to realize the anticipated benefits of our acquisition of Felix and Hua Ju Energy;

•	obtaining governmental permits and approvals for our operations;

•	availability, timing of delivery and costs of key supplies; and

•	other factors, including, but not limited to, those discussed in the section headed Risk Factors, set forth in Item 3 of this annual report.

All of the forward-looking statements made in this annual report are qualified by this cautionary statement. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us, our business or operations. We caution you not to place undue reliance on any such forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

DEFINITIONS AND SUPPLEMENTAL INFORMATION

As used in this annual report, references to “Yanzhou Coal,” “we,” “our,” “our Company,” “the Group” or “us” refer to Yanzhou Coal Mining Company Limited and its subsidiaries, which have been consolidated into its accounts for the purpose of the consolidated financial statements, unless the context indicates otherwise. References to “the Company” refer to Yanzhou Coal on a stand-alone basis.

“Yankuang Group” or “Controlling Shareholder” refers to Yankuang Group Corporation Limited (formerly known as Yanzhou Mining (Group) Corporation Limited).

“Yulin Nenghua” refers to Yanzhou Coal Yulin Nenghua Company Limited, a wholly owned subsidiary of the Company mainly engaged in the operation of a 600,000 tonne methanol project in Shaanxi Province.

“Heze Nenghua” refers to Yanmei Heze Nenghua Company Limited, a 98.33% owned subsidiary of the Company that manages our exploration for coal resources at the Juye Mine in Shandong Province.

“Shanxi Nenghua” refers to Yanzhou Coal Shanxi Nenghua Company Limited, a wholly owned subsidiary of the Company that manages our investment projects in Shanxi Province.

“Tianchi Energy” refers to Shanxi Heshun Tianchi Energy Company Limited, an 81.31% owned subsidiary of Shanxi Nenghua mainly engaged in the operation of Tianchi Coal Mine.

“Tianhao Chemicals” refers to Shanxi Tianhao Chemicals Company Limited, a 99.89% owned subsidiary of Shanxi Nenghua mainly engaged in the operation of a 100,000 tonne methanol project in Shanxi Province.

“Yancoal Australia” refers to Yancoal Australia Pty Limited, a wholly owned subsidiary of the Company that manages our investment projects in Australia.

“Austar Company” refers to Austar Coal Mine Pty Limited, a wholly owned subsidiary of Yancoal Australia Pty Limited mainly engaged in the mining, processing and sale of coal.

“Felix” refers to Felix Resources Limited, a wholly owned subsidiary of Yancoal Australia Pty Limited mainly engaged in the exploration, mining and sale of coal.

“Hua Ju Energy” refers to Shangdong Hua Ju Energy Co., Limited, a 95.14% owned subsidiary of the Company engaged in the generation of electric power from coal gangue and coal slurry, which are by-products of our coal mining process.

“Ordos Nenghua” refers to Yanzhou Coal Ordos Nenghua Company Limited, a wholly owned subsidiary of the Company mainly engaged in the construction of a 600,000 tonne methanol project in Ordos City and the development of coal resources in the Inner Mongolia Autonomous Region.

“Yushuwan Coal Mine Company” refers to Shaanxi Yushuwan Coal Mine Company Limited, a joint venture among the Company, Chia Tai Energy & Chemicals Company Limited and Yushen Coal Company Limited, of which we will hold a 41% equity interest. As of the date of this annual report, the establishment of Yushuwan Coal Mine Company is still pending regulatory review.

“Shares” refers collectively to our (i) domestic invested shares listed on the Shanghai Stock Exchange, par value RMB1.00 each (the “Domestic Shares” or “A Shares”), (ii) foreign-invested shares issued and traded in HK dollars and listed on the Hong Kong Stock Exchange, par value RMB1.00 each (the “H Shares”) and (iii) American Depositary Shares (the “ADSs”), each of which represents 10 H Shares.

“Promoter Shares” refers to the domestic legal person shares held by Yankuang Group.

“Directors” as used herein refer to our directors as discussed in Item 6 herein.

“Articles of Association” refers to our Articles of Association, as amended from time to time.

“Hong Kong Stock Exchange” refers to The Stock Exchange of Hong Kong Limited.

As used in this annual report, “Eastern China” refers collectively to Shandong Province, Jiangsu Province, Anhui Province, Zhejiang Province, Fujian Province, Jiangxi Province and Shanghai Municipality; “Southern China” refers to Guangdong Province and Hunan Province and Guangxi Autonomous Region; and “Northern China” refers to Beijing Municipality, Tianjin Municipality, Hebei Province, Shanxi Province and the Inner Mongolia Autonomous Region.

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

CONVENTIONS

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

Solely for your convenience, certain items in this annual report contain translations of Renminbi amounts into U.S. dollars, which have been made at the rate of RMB6.8259 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board for December 31, 2009. No representation is made that the Renminbi amounts could have been or could be converted into U.S. dollars at that rate, or at all.

In this annual report, where information has been presented in thousands or millions of units, amounts may have been rounded up or down. Accordingly, the amounts identified as total amounts in tables may not be equal to the apparent sum of the amounts listed therein.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Historical Financial Data

The selected income statement and cash flow data for the years ended December 31, 2007, 2008 and 2009 and the selected balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with those financial statements and the accompanying notes. Unless otherwise indicated, the financial statements have been prepared and presented in accordance with IFRS, as issued by the IASB. Our selected income statement and cash flow data for the years ended December 31, 2005 and 2006 and our selected balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements for these periods and dates, which are not included in this annual report.

	As of and for the Year Ended December 31,
	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions except per Share and per ADS data)
INCOME STATEMENT DATA
Total revenue	12,447.0	12,944.0	15,110.4	24,903.1	20,253.4	2,967.1
Gross sales of coal	12,283.6	12,783.6	14,906.7	24,557.5	19,537.2	2,862.2
Railway transportation service income	163.4	160.4	203.7	247.2	258.4	37.9
Gross sales of electricity power	—	—	—	59.8	185.6	27.2
Gross sales of methanol	—	—	—	38.6	258.9	37.9
Gross sales of heat supply	—	—	—	—	13.3	1.9
Transportation costs of coal	(930.1)	(936.6)	(549.8)	(508.7)	(403.3)	(59.1)
Cost of sales and service provided	(5,288.6)	(6,190.1)	(7,331.9)	(11,816.8)	(10,170.5)	(1,490.0)
Cost of electricity power	—	—	—	(88.3)	(188.9)	(27.7)
Cost of methanol	—	—	—	(37.8)	(352.9)	(51.7)
Cost of heat supply	—	—	—	—	(7.4)	(1.1)

Gross profit	6,228.3	5,817.3	7,228.7	12,451.5	9,130.4	1,337.6
Selling, general and administrative expenses	(1,918.8)	(2,230.1)	(2,854.7)	(3,832.0)	(3,820.2)	(559.7)
Share of income (loss) of an associate	—	—	(2.4)	(67.4)	109.8	16.1
Other income	135.0	165.8	198.9	351.5	311.0	45.6
Interest expense	(24.6)	(26.3)	(27.2)	(38.4)	(45.1)	(6.6)

Profit before income taxes	4,419.9	3,726.7	4,543.3	8,865.2	5,685.8	833.0
Income taxes	(1,538.0)	(1,354.7)	(1,315.5)	(2,385.6)	(1,553.3)	(227.6)
Profit for the year	2,881.9	2,372.0	3,227.8	6,479.6	4,132.5	605.4

Profit attributable to our equity holders	2,881.5	2,373.0	3,230.5	6,488.9	4,117.3	603.2
Earnings per Share	0.59	0.48	0.66	1.32	0.84	0.12
Earnings per ADS	5.86	4.82	6.56	13.19	8.37	1.23
Operating income per Share before income tax	0.90	0.76	0.92	1.80	1.16	0.17
Profit from continuing operation per ADS before income tax	8.99	7.58	9.24	18.02	11.56	1.69

CASH FLOW DATA
Net cash from operating activities	3,939.3	3,767.2	4,558.6	7,095.5	6,520.1	955.2
Net cash used in investing activities	(2,262.5)	(3,625.5)	(3,790.9)	(2,091.5)	(24,842.9)	(3,639.5)
Net cash from (used in) financing activities	(1,009.3)	(1,291.5)	(1,018.7)	(921.7)	18,503.7	2,710.8

BALANCE SHEET DATA
Total current assets	10,951.1	9,871.9	9,908.2	14,994.4	20,000.9	2,930.1
Total current liabilities	3,429.0	3,828.0	4,099.5	5,297.0	10,410.4	1,525.1
Net current assets	7,522.1	6,043.9	5,808.7	9,697.4	9,590.5	1,405.0
Property, plant and equipment	9,318.5	12,139.9	13,524.6	14,149.4	18,877.1	2,765.5
Total assets	21,254.4	23,458.7	26,187.4	32,338.6	62,432.6	9,146.4
Long-term bank borrowing	—	330.0	258.0	176.0	20,911.7	3,063.6
Equity attributable to our equity holders	17,618.6	18,931.8	21,417.5	26,755.1	29,151.8	4,270.8

DIVIDEND PER SHARE
A and H Shares	0.26	0.22	0.20	0.17	0.40	0.06
ADS	2.60	2.20	2.00	1.70	4.00	0.59

Number of Shares Outstanding

	As of December 31,
	2005	2006	2007	2008	2009

A Shares	2,960,000,000	2,960,000,000	2,960,000,000	2,960,000,000	2,960,000,000

H Shares	1,958,400,000	1,958,400,000	1,958,400,000	1,958,400,000	1,958,400,000

ADS (1)	1,845,974	5,461,179	3,338,368	18,919,105	19,403,533

Exchange Rate Information

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we use in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York for the periods through December 31, 2008 and the Federal Reserve H.10 Statistical Release for the periods beginning on or after January 1, 2009.

Period	Period End	Average(1)	High	Low
	(expressed in RMB per US$)

2004	8.2765	8.2768	8.2774	8.2764

2005	8.0702	8.1826	8.2765	8.0702

2006	7.8041	7.9723	8.0702	7.8041

2007	7.2946	7.5806	7.8127	7.2946

2008	6.8225	6.9193	7.2946	6.7800

2009	6.8259	6.8307	6.8470	6.8176

December	6.8259	6.8275	6.8299	6.8244

2010

January	6.8270	6.8270	6.8295	6.8258

February	6.8258	6.8285	6.8328	6.8258

March	6.8258	6.8262	6.8270	6.8254

April	6.8258	6.8262	6.8270	6.8254

May	6.8305	6.8275	6.8310	6.8245

June (through June 25, 2010)	6.7911	6.8227	6.8323	6.7911

(1)	Determined by averaging the rates on the last business day of each month during the respective period, except for monthly averages, which are determined by averaging the rates on each business day of the month.

On June 25, 2010, the noon buying rate was US$1.00 = RMB6.7911.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business and profitability are affected by global economic conditions.

The global economic downturn has adversely affected economies around the world and businesses worldwide, including those in China, and the extent and timing of recovery are uncertain. Our revenue and profit in the first three quarters of 2009 were diminished by weak economic conditions, extreme market volatility and decreased demand for coal, particularly from industrial customers. As a result, our coal prices and margins in 2009 were lower than in the previous year. Although economic conditions in China have improved since the fourth quarter of 2009, competition for market share and pressure on profit margins may intensify again if there is a renewed decline in the global economy, or if confidence in economic recovery wanes. The occurrence of the foregoing may have a negative impact on our suppliers and customers, which in turn may affect our results of operations, financial condition and cash flow.

Our business and results of operations depend on the volatile domestic and international coal markets.

As substantially all our revenue is derived from sales of coal, supply and demand for coal in the domestic and international coal markets have a significant effect on our business and operating results. The domestic and international coal markets are cyclical and have historically experienced price volatility, which reflect PRC and global economic conditions and fluctuations in coal demand from industries with high coal consumption, among other factors. Difficult economic conditions in 2009 caused average coal prices to decline from record high levels in 2008, which in turn negatively affected our operational and financial performance. The average selling price of our coal products was RMB409.0, RMB640.2 and RMB507.4 per tonne in 2007, 2008 and 2009, respectively. Although demand for coal in China and worldwide has substantially recovered, along with coal prices, since the second half of 2009 because of improvements in global macroeconomic conditions, we cannot assure you that demand for and prices of coal will not decline again, the occurrence of which may adversely affect our results of operations.

Global coal demand correlates strongly with the global economy and the performance of the power generation, chemical, metallurgy and construction materials industries. In addition, the availability and prices of alternative energy sources to coal, as well as international shipping costs, also affect demand for coal. The supply of coal, on the other hand, is primarily affected by the geographical location of coal reserves, the transportation capacity of coal. Within China, coal is generally transported on railways and internationally through seaports, the level of domestic and international coal supplies and the type, quality and price of coal from other coal producers. Developments in the international coal market may adversely affect our overseas sales, which we expect to increase following the expansion of our Australian operations. A significant increase in global coal supply or reduction in demand for coal from key consuming industries may decrease coal prices, which in turn, may reduce our profitability and adversely affect our business and results of operations.

Our business is dependent on short-term sales contracts and letters of intent.

Approximately 86.9%, 87.5% and 86.4% of our net sales in 2007, 2008 and 2009, respectively, were derived from short-term sales contracts or letters of intent. These sales contracts and letters of intent generally specify the quantity and delivery schedule of purchases for a term generally not exceeding one year. Coal prices under the letters of intent are generally determined subsequently at the time of sale to reflect prevailing market prices. If we experience a weak coal pricing environment that results in a decline in coal prices at the time of actual sale, our revenue and profitability would be reduced.

Historically, our customers have performed a significant majority of the sales contemplated by the letters of intent we enter into. However, a sudden and significant increase in the proportion of unperformed letters of intent or unrealized sales could have a material adverse impact on our results of operations, and we may not be able to find purchasers in the short term to replace our lost sales. Furthermore, any changes in the cost or availability of labor, raw materials or transportation or changes in foreign exchange rates during the period between the formation and performance of these sales contracts and letters of intent may affect our ability to perform our contractual obligations or the profitability of our sales.

Our products may be subject to governmental price control measures, which may adversely affect our profitability.

The PRC government has implemented a series of measures to overhaul historical price and supply controls on coal with the aim to develop stronger market mechanisms in the PRC coal market. Although the PRC government continues to support the increasing market orientation of the PRC coal market, the PRC government may intervene in the domestic coal market from time to time through the use of macroeconomic measures to stabilize the market and achieve national social and economic goals. In 2008, the National Development and Reform Commission, or NDRC, imposed temporary price caps on coal prices when coal prices were at record highs to ensure uninterrupted operations at power plants during the peak season for electricity demand. Similarly the provincial governments of Shandong and Shaanxi implemented temporary measures in the same year to ensure the market supply of thermal coal by strictly enforcing coal supply contracts, mandating increases in coal supplies and setting a moratoriums on thermal coal price increases.

Even though the above measures were abolished in 2008 and no similar measures were implemented in 2009, we cannot assure you that the PRC government will not intervene in the domestic coal market in the future, which may limit the degree of control we have over certain aspects of our business and have a negative impact on our operations, pricing and profitability.

We rely on the PRC national railway system to deliver our products.

We rely on the PRC national railway system, as well as our railway network, to deliver coal to customers. Approximately 37.3%, 32.9% and 31.9% of our total sales volume of coal in 2007, 2008 and 2009, respectively, were transported on the PRC national railway system (coal exclusive of sales where the coal sold was transported exclusively on our own railway network). Although the PRC government has taken steps to upgrade and expand the national railway system, its current transportation capacity is generally not sufficient to meet domestic coal transportation requirements. Even though our domestic customers are mainly located in Eastern China, where the railway system is relatively more developed than other regions of China, our ability to deliver coal can potentially be restricted by limitations in transportation capacity. In addition to railway transportation, we use major coal shipping ports along the coast of China to ship coal to customers located along the coastal region of China. We cannot assure you that we will continue to secure sufficient railway and port capacity to deliver our coal or that we will not experience any material delays in deliveries or substantial increases in transportation costs as a result of insufficient railway capacity.

The coal reserve data in this annual report are only estimates, which may differ materially from actual results.

Our coal reserve data are only estimates, which may differ materially from actual reserves. Our reserve estimates may change substantially if new information becomes available. There are inherent uncertainties in estimating reserves, which require the consideration of a number of factors, assumptions and variables, many of which may be beyond our control and cannot be ascertained despite due investigation. Our actual results of operations may differ materially from our long-term business and operational plans, which are based on our coal reserve estimates. We cannot assure you that we will not adjust our coal reserve estimates downward in the future, and in such event, our long-term production and the useful life of our mines may be materially and adversely affected.

Competition in the PRC and the international coal industry is intensifying, and we may not be able to maintain our competitiveness.

We face competition in all aspects of our business, including pricing, production capacity, coal quality and specifications, transportation capacity, cost structure and brand recognition. Our coal business competes in the domestic and international markets with other large domestic and international coal producers. Ongoing consolidation in the PRC coal industry has increased the level of competition in China. Our competitors may have higher production capacities, stronger brand names and more financial, marketing, distribution and other resources than we do.

We may not be able to maintain our competitiveness if changes or developments in the market weaken our existing competitive advantages. The quality of our coal products positions us favorable against our competitors. However, we cannot assure you that efforts taken by our competitors to improve the quality of their coal will not erode this advantage. We also cannot assure you that continual improvements in China’s transportation infrastructure, particularly the national railway transportation network, will not diminish our geographic advantage of being located in Eastern China, the region in China with the highest coal demand. We believe that we have competed favorably in terms of transportation capacity and delivery costs. Our principal competitors are located predominately in Shanxi Province, Shaanxi Province and the Inner Mongolia Autonomous Region, where there have been occasional rail capacity shortages and the costs of transporting coal to Eastern China are more significant. However, the PRC government has constructed and plans to continue constructing additional railways to transport coal from northern and northwestern China to Eastern China. The completion of these railway projects may increase the supply of coal that can be delivered to customers in Eastern China, increasing the effective supply of coal, which may have a material adverse impact on our results of operations.

Our results of operations depend on our ability to continue acquiring or developing suitable coal reserves.

The recoverable coal reserves in our existing mines decline as we produce coal. As our ability to significantly increase our production capacity at existing mines is limited, our ability to increase our coal production will depend on our ability to increase production at our recently developed and future coal reserves and acquiring new coal resources.

We acquired the mining rights of Zhaolou Coal Mine through Heze Nenghua in May 2008, and commenced production at Zhaolou Coal Mine in December 2009. On December 23, 2009, we completed the acquisition of the entire equity interest in Felix, which has an equity interest in four operational mines and three exploratory mines. In December 2009, we established Ordos Nenghua to manage our investments in the Inner Mongolia Autonomous Region, including a coal mining project. We are also in the process of establishing an associate company for a coal mining project in Yushuwan, Shaanxi Province.

The acquisition of new mines by PRC coal companies, either within China or overseas, and the procurement of related licenses and permits are subject to PRC government approval. Delays in securing or failure to secure relevant PRC government approvals, licenses or permits, as well as any adverse change in government policies may hinder our expansion plans, which may materially and adversely affect our profitability and growth prospects. In connection with overseas acquisitions and expansion, we may encounter challenges due to our unfamiliarity with local laws and regulations, suffer foreign exchange losses on overseas investments or face political or regulatory obstacles to acquisitions. We cannot assure you that our overseas expansion plans and investments will be successful.

We cannot assure you that we will be able to continue to identify suitable acquisition targets or acquire these targets on competitive terms and in a timely manner. We may not be able to successfully develop new coal mines or expand our existing ones in accordance with our development plans, or at all. Failure to successfully acquire suitable targets on competitive terms, develop new coal mines or expand our existing coal mines could have an adverse effect on our competitiveness and growth prospects.

Our operations may be affected by uncertain mining conditions.

Our operations are subject to certain risks inherent in underground mining, which may affect the safety of our workforce or cost of producing coal. These conditions include roof collapses, deterioration in the quality or variations in the thickness of coal seams, minewater discharge, explosions from methane gas or coal dust, ground falls and other mining hazards. Additionally, we are exposed to operational risks associated with industrial or engineering activities, such as maintenance problems or equipment failures. Although we conduct geological assessments on mining conditions and adapt our mining plans to the mining conditions at each mine, we cannot assure you that adverse mining conditions would not endanger our workforce, increase our production costs, reduce our coal output or temporarily suspend our operations. The occurrence of any of the foregoing events or conditions would have a material adverse impact on our business and results of operations.

We may suffer losses resulting from mining safety incidents.

Our coal mines and operating facilities may be damaged by water, gas, fire or cave-ins due to unstable geological structures. Like other coal mining companies, we have experienced accidents that have resulted in property damage and personal injuries. Although we have implemented safety measures at our mining sites, trained our employees on occupational safety and maintain liability insurance for personal injuries as well as limited property damage for certain of our operations, we cannot assure you that safety incidents will not occur. Any significant accident, business disruption or safety incident could result in substantial uninsured costs and the diversion of our resources, which could materially and adversely affect our business operations and financial condition.

We may be required to allocate additional funds for land subsidence.

Underground mining may cause the land above mining sites to subside. We may compensate inhabitants in areas surrounding our mining sites for their relocation expenses or for any property loss or damage as a result of our mining activities. PRC regulations require us to set aside provisions to cover the costs associated with land subsidence, restoration, rehabilitation and environmental protection. An estimated provision is deducted as an expense in our income statement based on the amount of coal actually extracted.

In 2009, RMB623.7 million of our provisions for land subsidence, restoration, rehabilitation and environmental protection was expensed. The provision for land subsidence, restoration, rehabilitation and environmental costs is determined by our Directors based on past occurrences of land subsidence. However, the provision that we make are only estimates and may be adjusted to reflect the actual effects of our mining activities on the land above and surrounding our mining sites. Therefore, there can be no assurance that such estimates will be accurate or that our land subsidence, restoration, rehabilitation and environmental costs will not substantially increase in the future or that the PRC government will not impose new fees or change the basis of calculating compensation and reclamation costs in respect of land subsidence, the occurrence of any of which could increase our costs and have a material adverse effect on our results of operations.

PRC quotas for coal exports may adversely affect the level of our coal export sales.

Our export sales conducted from China (not including the sales by Yancoal Australia) accounted for 4.3%, 0.8% and 0.2% of our net sales of coal in 2007, 2008 and 2009, respectively. The NDRC and the Ministry of Commerce sets an annual export quota for domestic coal producers and allocate the quota among authorized coal exporters. Our export agents have historically received sufficient export quota to satisfy our export requirements. However, we are unable to predict what impact, if any, the national export quota may have on the level of our future export sales. If the national quota for coal exports is further reduced, our future export sales could be limited, which in turn could adversely affect our results of operations.

We do not have an export permit and cannot directly export our coal. All of our export sales must be made through intermediary export agents such as China National Coal Industry Import and Export Corporation, China National Minerals Import and Export Company Limited and Shanxi Coal Import and Export Group Company. The terms of our export sales are determined collectively by us, the export agents and our overseas customers. Although we have applied to the PRC central government for direct export rights with the assistance of the Shandong provincial government, we may not obtain such rights and may have to continue relying on export agents to export our coal from China.

Our business operations may be adversely affected by present or future environmental regulations.

As a PRC coal producer, we are subject to extensive and increasingly stringent environmental protection laws and regulations. These laws and regulations:

•	impose fees for the discharge of waste substances;

•	require provisions for land reclamation and rehabilitation;

•	impose fines and other penalties for serious environmental offenses; and

•	authorize the PRC government to close any facility that fails to comply with environmental regulations and suspend any coal operation that causes excessive environmental damage.

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

In 2006, the PRC government released the outline of the Eleventh Five-Year Plan (2006 to 2010) for National Economic and Social Development, which sets goals to decrease the amount of energy consumed per unit of GDP by 20% and to reduce the emission of certain major pollutants by 10%. In November 2009, the PRC government announced plans to reduce carbon emissions relative to the size of the PRC economy by 40% to 45% using 2005 emission levels as a baseline. If efforts to increase energy efficiency and control greenhouse gas emissions result in a decrease in coal consumption, our revenue may decrease and our business may be adversely affected.

We face pricing volatility and intense competition in our methanol operations.

We entered the PRC methanol market and commenced production of coal-based methanol at Tianhao Chemicals and Yulin Nenghua in September 2008 and August 2009, respectively. The methanol business is a cyclical and competitive commodity industry with dynamic supply and demand fundamentals. The price of methanol in China decreased sharply in the second half of 2008 and through the first three quarters of 2009 due to overcapacity from previous years of industry expansion and weak demand from major downstream markets. Methanol prices have since increased as the global demand and economic conditions have improved. As of May 2010, PRC benchmark methanol price increased to RMB2,240 per tonne from RMB1,970 per tonne in May 2009, representing a 13.7% increase. We expect our methanol prices to be affected by a number of factors, including, but not limited to:

•	global and domestic methanol production;

•	global energy prices;

•	methanol plant utilization rates, capacity additions and shut downs;

•	global economic conditions;

•	our cost structure, product quality, availability of raw materials and utilization of our methanol plants;

•	compliance costs and environmental risks; and

•	foreign competition from low cost methanol producers which may have greater resources.

As of the end of 2009, we had a total methanol production capacity of 700,000 tonnes. As with developing any new business, we may not achieve optimal utilization of our new facilities as planned. For example, Tianhao Chemicals has not been able to procure a steady supply of key raw material from its sole supplier of coke oven waste gas and has not been able to maintain steady operations as of the date of this annual report, which significantly curtailed its production in 2009.

If our projections for the domestic methanol market prove incorrect or if we are unable to otherwise compete effectively, we may not recover the capital and resources we have invested in our methanol operations and realize the intended benefits of our business expansion. In either event, our business and profitability will be adversely affected.

Our electric power business is heavily regulated, which may affect our results of operations.

We generated RMB185.6 million of revenue from electric power sales, which represented less than 1% of our total revenue in 2009. The significant majority of electricity that we produce is intended for our own use and only a small portion is sold externally. To the extent that we do sell electricity, any decrease in the government-set grid power prices, the price at which power grid operators purchase electricity from power plants, including our power plants, may reduce our profitability and adversely affect our results of operations.

The operation of coal-fired power plants is subject to increasingly stringent emission standards of the PRC government, which will set new standards for air pollutant emission in 2010 under the Emission Standard of Air Pollutants for Thermal Power Plants. As a result, our compliance costs will likely increase and the profitability of our electric power business may be reduced.

We are exposed to fluctuations in exchange rates and interest rates.

We have entered into hedging arrangements designed primarily to manage our exposure to foreign currency and interest rate fluctuations. Fluctuations in currency exchange rates may adversely affect the value of our net assets, capital investments, earnings and any declared dividends when translated or converted into U.S. dollars or Hong Kong dollars. RMB fluctuations mainly affect our income from exports denominated in foreign currencies, our conversion of foreign currency deposits and the cost of imported equipment and components. We face risks stemming from exchange rate fluctuations between the Australian dollar and U.S. dollar because (1) the borrowings we incurred for the Felix acquisition are denominated in U.S. dollars and exchange rate fluctuations can result in exchange losses and (2) Yancoal Australia’s export sales are denominated in U.S. dollars but its functional currency is the Australian dollar and exchange rate fluctuations can affect Yancoal Australia’s results of operations.

To manage uncertainty in our revenue stream and capital expenditures caused by exchange rate fluctuations, we have entered into forward foreign exchange contracts to sell or purchase specified amounts of foreign currencies at stipulated exchange rates. We have also entered into interest rate swap contracts with banks to hedge a portion of our variable interest borrowings. As of December 31, 2009, the fair value asset of our foreign exchange contracts was RMB37.8 million, compared with the fair value liability of our forward contracts and interest rate swap contracts of approximately RMB28.3 million. See “Item 11. Quantitative and Qualitative Disclosures about Market Risks — Foreign Currency Exchange Rate Risk” for details on our hedging activities. We cannot assure that our hedging arrangements will remain effective or that our results of operations will be not negatively affected by fluctuations in exchange rates or interest rates.

Our substantial indebtedness could adversely affect our business, financial condition and results of operations.

As of December 31, 2009, we had approximately RMB22,509.8 million in bank borrowings, of which RMB1,598.1 million is due within a year, RMB20,845.7 million is due after one year but within five years and RMB66.0 million is due more than five years. Substantially all of our increase in our bank borrowings was attributable to our acquisition of Felix. This level of debt could have significant consequences on our operations, including:

•	reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes as a result of our debt servicing obligations;

•	limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, our industry and the general economy; and

•	potentially limiting our ability to obtain or increasing the cost of any additional financing.

Our borrowings attributable to the Felix acquisition amounting to US$3,040.0 million is guaranteed by us and secured by a counter guarantee from Yankuang Group. Failure by us to satisfy our repayment obligations could result in an event of a default that, if not cured or waived, could have a material adverse effect on us.

If we are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure our debt, sell assets, reduce or delay capital investments, or seek to raise additional capital. If we are unable to implement one or more of these alternatives, we may not be able to meet our payment and other obligations under our outstanding debt, which may have a material adverse effect on our results of operations and financial condition.

The operations of our Controlling Shareholder have a significant impact on us.

As of December 31, 2009, our Controlling Shareholder, Yankuang Group, owned 52.86% of our outstanding shares and exerts significant influence over us. We may continue to enter into a number of connected transactions with Yankuang Group. Pursuant to the regulations of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on continuing connected transactions, we complete the necessary review and approval procedures before entering into continuing connected transactions. We have entered into five continuing connected transaction agreements with Yakuang Group, namely the Provision of Materials Agreement, Provision of Labor and Services Supply Agreement, Provision of Insurance Fund Administrative Services Agreement, Provision of Coal Products and the Materials Agreement and Provision of Electricity and Heat Energy Supply Agreement, each of which has a term from 2009 to 2011. In the fourth quarter of 2008, our shareholders approved the amendment and renewal of the five foregoing continuing connected agreements. Any material financial or operational developments experienced by Yankuang Group that lead to the disruption of its operations or impairs its ability to perform its obligations under the agreements could materially affect our operations and future prospects.

Our operations are affected by a number of risks relating to the PRC.

As a significant majority of our assets and operations are located in China, we are subject to a number of risks relating to conducting business in China, including, but not limited to, the following:

•

The central and local governments of the PRC have historically supported the development of the PRC coal industry and the continued operation of selected coal producers. A change in current policies that are favorable to us may adversely affect our ability to expand our business operations or increase our profitability.

•

Under current PRC regulatory requirements, the capital expenditure we allocate to the development of new coal mine projects must be approved by the PRC government. Failure to obtain timely approvals for our projects may adversely affect our business plans and operating results.

•

China is still in the process of developing a comprehensive legal system. The enforcement of certain laws in China may still be subject to uncertainty. In addition, the implementation of government policies, from time to time, may also affect the interpretation of existing laws and regulations.

•

The PRC government’s ongoing reform of the PRC economic system may increase the uncertainties in our business as a number of reforms are unprecedented or experimental and may be subject to refinement and adjustments. We may be directly affected by these reforms or indirectly affected by changes in political, economic and social factors that result from these reform measures. Our operating results may be adversely affected by changes in economic and social conditions in China and changes in the PRC government policies related, but not limited, to inflation control, economic stimulus policies, tax policies and rates, currency conversion restrictions and tariffs and other import restrictions.

Our coal operations are extensively regulated by the PRC and Australian government and government regulations may limit our activities and adversely affect our business operations.

Our coal operations in China are subject to extensive regulation by the PRC government. National governmental authorities, such as the NDRC, the Ministry of Environmental Protection, the Ministry of Land and Resources, the State Administration of Coal Mine Safety and the State Bureau of Taxation, as well as corresponding provincial and local authorities and agencies exercise extensive control over the mining and transportation (including rail and sea transport) of coal within China.

Our operations in Australia are subject to similar laws and regulations of general application governing mining and processing, land tenure and use, environmental requirements, including site specific environmental licenses, permits and statutory authorizations, workplace health and safety, trade and export, competition, access to infrastructure, foreign investment and taxation. These regulations may be implemented by various federal and state government departments and authorities including the Department of Resources, Energy and Tourism, the Department of Environment, Water, Heritage and the Arts, and the National Native Title Tribunal.

Regulatory oversight from these authorities and agencies may affect the following, among others, aspects of our operations:

•	the use and grant of mining rights;

•	rehabilitation of mining sites and surrounding areas;

•	mining recovery rates;

•	pricing of our transportation services for coal in China;

•	taxes, levies and fees on our business;

•	application of capital investments;

•	export quotas and procedures;

•	pension fund contributions;

•	preferential tax treatment; and

•	environmental and safety standards.

As a result of the foregoing regulation, our ability to execute our business strategies or to carry out or expand our business operations may be restricted. We may experience substantial delays in obtaining regulatory approvals, permits and licenses for our business operations. Our business may also be adversely affected by future changes in PRC or Australian regulations and policies that affect the coal industry. The adoption of new legislation or regulations, or the new interpretation of existing legislation or regulations, may materially and adversely affect our operations, our cost structure or product demand. The occurrence of any of the foregoing may cause us to substantially change our existing operations or incur significant compliance costs. For example, the Australia federal government announced proposals to implement a 40% resource tax on profits generated from non-renewable resources for mining companies, which is currently scheduled to come into effect on July 1, 2012. The profitability of our operations in Australia will be substantially eroded if this tax is approved and goes into effect.

We may not realize all or any of the anticipated benefits from the acquisition of Felix.

The success of our recent acquisition of Felix will depend, in large part, on our ability to realize the anticipated benefits, namely the increase in coal reserves, production capacity and economies of scale anticipated by us at the time of acquisition, and within the planned costs and timeframe to realize these benefits. Expanding our business through acquisitions, including our recent acquisition of Felix, involves various inherent risks, such as:

•	uncertainties in assessing the value, strengths and potential profitability of, and identifying the potential weaknesses, risks, contingent and other liabilities of, an acquisition target;

•

increasing our cost of compliance, and exposure of non-compliance, with the laws and regulations of Australia regarding mining rights, land reclamation, export quotas and environmental protection and work safety;

•	subsequent developments in the Australian regulatory environment, which may affect our operations and the timing and desirability of our projects; and

•	unanticipated changes in business, industry or general economic conditions that affect the assumptions or rationale underlying the acquisition.

In addition, we have made a number of undertakings to the Australian government in connection with the acquisition, see “Item 4. Information on the Company — History and Development of our Company — Acquisition of Felix.” If we are not able to execute our plans with respect to Felix acquisition or if there are unfavorable changes in the assumptions underlying our acquisition, the anticipated benefits of the acquisition may not be realized fully or at all or may take longer to realize than expected.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of our Company

Yanzhou Coal Mining Company Limited was established on September 25, 1997 as a joint stock company with limited liability under the Company Law of the PRC (the “Company Law”). The predecessor of our Company, Yanzhou Mining Bureau, was established in 1976. Upon the approval from the former State Economic and Trade Commission and the former Ministry of Coal Industry in 1996, the predecessor was incorporated under the name Yanzhou Mining (Group) Corporation Limited and subsequently renamed Yankuang Group Corporation Limited after undergoing the reorganization in 1999.

In January 1999, we were approved by the Minister of Foreign Trade and Economic Cooperation, the predecessor of the Ministry of Commerce, to convert to a Sino-foreign joint stock company with limited liability under the Company Law and the Sino-Foreign Joint Venture Law of the PRC.

Our contact information is:

• Business address	:	298 Fushan South Road Zoucheng, Shandong Province People’s Republic of China

• Telephone number	:	(86) 537 538 2319

• Website	:	http://www.yanzhoucoal.com.cn

Establishment of Yankuang Group Finance Company Limited

At the thirteenth meeting of the third session of the Board held on August 3, 2007, the Board approved the establishment of Yankuang Group Finance Company Limited (“Yankuang Finance”), a joint venture company to be formed by us with Yankuang Group and China Credit Trust Co., Ltd. The principal activities of Yankuang Finance include handling transfers and settling funds among members and accepting deposits from and lending funds to members. The proposed registered capital of Yankuang Finance is RMB500.0 million, of which we have contributed cash of RMB125.0 million for a 25% equity interest. The CBRC approved the establishment of Yankuang Group Finance Company Limited on November 16, 2009.

On April 20, 2010, we entered into a capital contribution agreement in relation to the formation of Yankuang Finance pursuant to the resolutions passed at the thirteenth meeting of the third session of the Board. The final name and business scope of Yankuang Finance are subject to approval by the China Banking Regulatory Commission (“CBRC”) and registration with relevant commerce authorities. As of the date of this annual report, the procedures for establishing Yankuang Finance have not been completed.

At the fourteenth meeting of the fourth session of the Board held on April 23, 2010, the Board approved the expected connected transactions to be entered into with Yankuang Finance after its establishment and annual caps for such transactions in 2010 and 2011.

Acquisition of Felix

As approved at the first extraordinary shareholders’ meeting of 2009 held on October 30, 2009, Yancoal Australia, through its wholly owned subsidiary, Austar Company, acquired the entire issued share capital in Felix for AUD3.3328 billion. On December 23, 2009, the relevant share ownership transfer was completed, and Felix was delisted from the Australian Securities Exchange (“ASX”) on December 30, 2009 pursuant to the relevant listing rules of the ASX. The entire acquisition cost of Felix was financed by bank borrowings.

Felix is a company incorporated in Brisbane, Australia whose principal activities include the exploration and production of coal. Felix holds ownership interests in a number of operational and exploratory mines located in New South Wales and Queensland, including Ashton Coal Mine (consisting of an underground coal mine and an open-pit coal mine), Minerva Coal Mine, Yarrabee Coal Mine and Moolarben Coal Mine (consisting of an underground coal mine and an open-pit coal mine). The total coal reserves of the mines in which Felix has an interest was approximately 2,048.0 million tonnes, of which 1,420.8 million tonnes are attributable to Felix based on its equity interest in the respective coal mines. These mines hold approximately 513.2 million tonnes of the recoverable reserves, of which 392.7 million tonnes are attributable to Felix.

Felix entered into several joint venture agreements prior to our acquisition, which triggered the respective “change of control” provision contained in the joint venture agreements for Ashton Coal Mine and Minerva Coal Mine. The total reserves of these two operational mines as of June 30, 2009 represented 24.6% of the total reserves of the operational mines in which Felix has an ownership interest. As of the date of this annual report, we are negotiating with two joint venture partners their rights to acquire all of the equity interests in the relevant joint ventures pursuant to the joint venture agreements and will disclose any material progress in the negotiations.

In connection with the Felix acquisition, we undertook, among other obligations, to list Yancoal Australia on the Australian Securities Exchange by no later than the end of 2012. In addition, we undertook to, not later than the date of the foregoing listing, reduce our economic ownership of (1) Felix’s existing assets to no more than 50% and from then on to not exceed 50% and (2) Yancoal Australia to less than 70% and from then on to not exceed 70%.

The acquisition of Felix is a critical component of our long-term development strategy. The acquisition significantly increases our reserve base, creating a solid basis for our sustainable development. We believe that the acquisition improved our asset to debt ratio and will enhance our competitiveness by increasing our operating income and production capacity. In addition to the synergies with our existing Australian operations, the Felix acquisition is a significant milestone in our international expansion strategy.

Acquisition of Hua Ju Energy

As approved at the second extraordinary shareholders’ meeting of 2008 held on December 23, 2008, we acquired 74% of the equity interest in Hua Ju Energy from Yankuang Group for RMB593.2 million on February 18, 2009. As approved at the seventh meeting of the fourth session of the Board held on July 24, 2009, we further acquired 14.21% of the equity interest in Hua Ju Energy from Shandong Chuangye from Investment Development Company for RMB116.3 million, as well as 6.93% of the equity interest in Hua Ju Energy from two other shareholders for a total of RMB56.7 million. On July 29, 2009, we completed the relevant procedures for the share transfers, each of which were funded with internal sources. Following the foregoing acquisitions, our equity interest in Hua Ju Energy increased to 95.14%, while Shandong Honghe Mining Group Co., Ltd. continues to hold a 4.86% equity interest in Hua Ju Energy. We undertook the acquisition of Hua Ju Energy to decrease our connected transactions with Yankuang Group, expedite the restructuring of our business segments to optimize resource utilization and secure a reliable and cost-effective supply of electricity for our operations.

Establishment of Ordos Nenghua and Acquisition of Coal Chemical Project

As approved at the working meeting of the general managers held on December 1, 2009, we established Ordos Nenghua in the Inner Mongolia Autonomous Region on December 18, 2009 using RMB500.0 million of our internal funds. Ordos Nenghua will manage our investments in the Inner Mongolia Autonomous Region, which includes a coal mining business, a coal chemical business and a coal power project. On April 16, 2010, Ordos Nenghua acquired the entire equity interest in Inner Mongolia Rongxin Chemical Co., Ltd., Inner Mongolia Daxin Industrial Gas Co., Ltd. and Inner Mongolia Yize Mining Investment Co., Ltd. from Kingboard Chemical Holdings Limited for RMB190.0 million and intends to establish a 600,000 tonne methanol project following these acquisitions.

The establishment of Ordos Nenghua, and the acquisitions it has made, enable us to capitalize on opportunities to develop coal resources in the Inner Mongolia Autonomous Region, which will enhance the sustainability of our development and core competitiveness.

Increasing Investment in Heze Nenghua

In 2007, we contributed RMB876.0 million to Heze Nenghua to fund the construction of Zhaolou Coal Mine, which commenced operations in March 2009. Pursuant to the resolution and as approved in the eleventh meeting of the fourth session of the Board held on October 27, 2009, we increased the registered capital of Heze Nenghua again by RMB1,500.0 million, which further increased our ownership interest to 98.33%. The registration of the capital increase had been completed as of the date of this annual report.

Establishment of Shaanxi Yushuwan Coal Mine Company Limited

We entered into a joint venture agreement in 2006 to set up Yushuwan Coal Mine Company with Chia Tai Energy & Chemical Company Limited (“Chia Tai Company”) and Yushen Coal Company Limited (“Yushen Company”). The registered capital of Yushuwan Coal Mine Company is RMB480.0 million, of which the Company, Chai Tai Company and Yushen Company is expected to contribute RMB196.8 million, RMB192.0 million and RMB91.2 million, respectively, for a 41%, 40% and 19% equity interest in Yushuwan Coal Mine Company. Yushuwan Coal Mine Company will primarily be engaged in the construction and operation of Yushuwan Coal Mine in Shaanxi Province. We have made a deposit of RMB118.0 million for this joint venture. As of the date of this annual report, the application for the establishment of Yushuwan Coal Mine Company was still pending regulatory review.

Capital Expenditures

Our principal source of cash in 2009 was bank borrowings and cash generated from our operating activities. Our capital expenditures in 2009 were primarily for the acquisition of Felix, investments to enhance the facilities of the Six Coal Mines and investments in Heze Nenghua.

The following table sets forth a summary of our capital expenditures in the periods indicated:

	Year Ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
	(in millions)

Capital Expenditure

Coal mining	1,234.2	1,925.3	24,086.5	3,528.7

Coal railway transportation	30.4	29.2	11.4	1.7

Methanol, electricity and heat supply	—	925.1	1,220.0	178.7

Unallocated	1,704.4	—	—	—

Corporate	24.1	2.1	7.0	1.0

Total	2,993.1	2,881.7	25,324.9	3,710.1

Our planned capital expenditure for 2010 is approximately RMB4,085.2 million. For more information, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures.”

Potential Takeovers by Third Parties

There were no indications of any public takeover offers by third parties in respect of our common shares in 2009.

B.	Business Overview

Yanzhou Coal is one of the largest coal producers in China with a rapidly growing coal mining operations in Australia. We primarily engage in the mining, preparation and sale of coal as well as the railway transportation of coal. In recent years, we have expanded our operations to include the production of coal chemicals and generation of electricity and heat.

The Company directly owns and operates six coal mines: Nantun, Xinglongzhuang, Baodian, Dongtan, Jining II and Jining III (collectively, the “Six Coal Mines”), which produce a substantial majority of our total coal output. As of December 31, 2009, the Six Coal Mines had an estimated collective in-place proven and probable reserve base of approximately 1,831.2 million tonnes. Through our subsidiaries, we have interests in a number of coal mines in China and Australia. Yancoal Australia operates Austar Coal Mine, Yarrabee Coal Mine, Minerva Coal Mine, Ashton Coal Mine and Moolarben Coal Mine, which collectively holds approximately 557.8 million tonnes of recoverable coal reserves. Shanxi Nenghua operates Tianchi Coal Mine, which holds 27.8 million tonnes of recoverable reserves, and Heze Nenghua operates Zhaolou Coal Mine, which holds 105.8 million tonnes of recoverable reserves.

Our main product of coal business are thermal coal, semi-hard coking coal, semi-soft coking coal, PCI coal and 1/3 coking coal which are sold to power plants, metallurgical mills, chemical manufacturers, construction material manufacturers and fuel trading companies in Eastern China and countries such as Japan and Korea.

Coal Business

We produce premium quality, low sulfur coal that is suitable for a wide range of applications. Our products consist principally of thermal coal and semi-soft coking coal and semi-hard coking coal, which are suitable for power generation and metallurgical production, respectively. The following table sets forth the specifications and principal applications of our coal products.

	Sulfur Content	Range of and Average Ash Content	Calorific Value	Washed	Principal Applications
	%	%	(megajoule/ kilogram)

The Company

No. 1 clean coal	0.44	7-8 average 7.79	26-28 average 27.84	Yes	High quality metallurgical production

No. 2 clean coal	0.49	8-9 average 8.57	26-28 average 27.57	Yes	Metallurgical production, construction, liquidize coal production

No. 3 clean coal	0.53	10-11 average 10.43	26.3-26.9 average 26.63	Yes	Electricity generation and coal chemical production

Lump coal	0.48	9-14 average 9.81	25-28 average 27.86	Yes	Construction, power generation, coal for oven application

Screened raw coal	0.6	18-27 average 25.7	20-23.5 average 21.36	No	Power generation

Mixed coal	0.6	22-30 average 29.3	18-22 average 20.1	Yes	Power generation

Shanxi Nenghua

Tianchi raw coal	1.06	27-30, average 29	21-23, average 22.05	No	Power generation

Heze Nenghua

No. 2 clean coal	0.49	8-9, average 8.43	29.85	Yes	Metallurgical production, construction, coal slurry

Mixed coal and others	0.51	average 25.69	average 22.25	Yes	Power generation

Yancoal Australia

Semi-hard coking coal	1.30	5.0	average 33.18	Yes	Metallurgical production

Semi-soft coking coal	0.65	9.5	average 29.82	Yes	Metallurgical production, construction

PCI coal	0.7	9.5-10.5	average 30.66	Yes	Metallurgical production

Thermal coal	0.5-0.6	13.5-17.0	27.30-27.93	No	Power generation

In 2009, we produced approximately 36.3 million tonnes of raw coal, including 33.4 million tonnes by the Company, 1.9 million tonnes by Yancoal Australia, 1.0 million tonnes by Shanxi Nenghua and 40,000 tonnes by Heze Nenghua.

We sold 38.0 million tonnes of coal in 2009, which consisted of 1.0 million tonnes of internal sales to Hua Ju Energy and 37.0 million tonnes of external sales, consisting of 2.1 million tonnes that we had purchased from other coal producers for resale. Our total coal sales volume in 2009 increased approximately 455,000 tonnes, or 1.2%, from 2008. We sold 36.0 million tonnes of self-produced coal, representing an increase of approximately 970,000 tonnes or 2.8%, compared to 2008. The Company sold 33.3 million tonnes of coal, representing an increase of 930,000 tonnes, or 2.9% from 2008. Shanxi Nenghua sold 990,000 tonnes of raw coal, representing decrease of approximately 110,000 tonnes or 10.3%, compared to 2008. Yancoal Australia sold 1.6 million tonnes of coal, representing an increase of approximately 140,000 tonnes or 9.6%, compared to 2008.

The following table sets forth our principal coal products by sales volume and net sales of coal in the indicated periods.

	Year Ended December 31,
	2007		2008		2009
	Sales Volume (‘000 tonnes)	Net Sales (RMB million)	Sales Volume (‘000 tonnes)	Net Sales (RMB million)	Sales Volume (‘000 tonnes)	Net Sales (RMB million)

The Company	32,490	13,451.7	32,402	20.337.9	33,330	16,797.7

No. 1 clean coal	713	423.4	363	388.3	694	482.7

No. 2 clean coal	7,260	4,251.4	7,431	7,692.0	8,362	6,304.0

No. 3 clean coal	8,616	3,931.5	2,916	2,513.2	1,717	1,100.2

Lump coal	693	390.7	1,161	1,089.2	1,402	931.1

Screened raw coal	11,357	3,848.5	17,934	8,281.9	17,100	7,026.5

Mixed coal and others	3,851	606.2	2,597	373.3	4,055	953.2

Shanxi Nenghua	1,193	243.5	1,099	294.0	986	285.0

Screened raw coal	1,193	243.5	1,099	294.0	986	285.0

Heze Nenghua	—	—	—	—	16	8.1

No. 2 clean coal	—	—	—	—	5	4.9

Screened raw coal	—	—	—	—	2	1.1

Mixed coal and others	—	—	—	—	9	2.1

Yancoal Australia	1,423	661.7	1,484	1,527.9	1,627	1,087.0

Semi-hard coking coal	1,423	661.7	1,484	1,527.9	1,627	1,087.0

Externally purchased coal	—	—	2,576.7	1,889.0	2,058	1,112.5

Total	35,106	14,356.9	37,562	24,048.8	38,017	19,290.4

(1)	Net sales of coal represent our invoice amount of coal sales with deductions for returns, discounts, sales taxes, port fees and various miscellaneous fees relating to a sale, as well as transportation costs if the invoice amount includes transportation costs charged to customers.

Sales and Marketing

A significant portion of our domestic sales in 2009 was made pursuant to sales contracts, while the remainder of our coal sales are based on purchase orders placed by our customers from time to time. Our customers may sign letters of intent to make purchases in the short term. The contract price in sales contracts are the result of market-based negotiations between the contracting parties. These sales contracts and letters of intent generally specify the quantity and delivery schedule of the coal to be purchased, generally for a term not exceeding one year. The contract prices for letters of intent are generally determined at the time of sale to reflect prevailing market prices.

We have a flexible credit policy, and credit terms may vary from customer to customer depending on each customer’s creditworthiness and the credit amount involved. We may allow open accounts, require acceptance bills or require cash on delivery. We rely on data from our ERP system to determine the appropriate payment arrangement and credit terms for each customer, which generally do not exceed 180 days. We evaluate the creditworthiness of potential new customers before entering into a sales contract with them and reassess the creditworthiness of all of our customers on an annual basis. For customers without a strong credit history, we require them to settle their accounts upon delivery. A majority of our domestic coal sales is made to power plants, metallurgical mills, chemical manufacturers and construction material manufacturers with whom we have established long-standing and stable relationships.

Sales taxes include resource taxes imposed by Shandong and Shanxi Provinces. The applicable resource tax rate is RMB3.6 per tonne for our coal mines located in Shandong Province and RMB3.2 per tonne for our coal mines in Shanxi Province. These taxes are paid to the local tax bureau. The following table sets forth a breakdown of our net sales of coal by industry for the indicated periods:

	Year Ended December 31,
	2007		2008		2009
	Net Sales	% of Net Sales	Net Sales	% of Net Sales	Net Sales	% of Net Sales
	(RMB million)		(RMB million)		(RMB million)

Power plants	3,846.6	26.8	7,333.4	30.5	5,613.0	29.1

Metallurgical mills	1,645.8	11.5	3,369.4	14.0	1,976.6	10.2

Chemical manufacturers	4,158.5	29.0	4,459.7	18.5	2,656.7	13.8

Others	4,706.1	32.8	8,886.3	37.0	9,044.1	46.9

Total	14,356.9	100.0	24,048.8	100.0	19,290.4	100.0

(1)	Net sales of coal represent our invoice amount of coal sales with deductions for returns, discounts, sales taxes, port fees and various miscellaneous fees relating to a sale, as well as transportation costs if the invoice amount includes transportation costs charged to customers.

Our domestic coal sales are concentrated in Eastern China, particularly in Shandong Province. The following table sets forth a breakdown of our net sales of coal by geographical region for the indicated periods:

	Year Ended December 31,
	2007		2008		2009
	Net Sales	% of Net Sales	Net Sales	% of Net Sales	Net Sales	% of Net Sales
	(RMB million)		(RMB million)		(RMB million)

China	13,075.1	91.1	22,332.5	92.9	18,345.4	95.1

Eastern China	12,069.5	84.1	19,283.2	80.2	14,241.5	73.8

Southern China	803.7	5.6	1,075.0	4.5	332.9	1.7

Northern China	196.4	1.4	490.0	2.0	251.5	1.3

Other regions	5.4	0.04	1,484.3	6.2	3,519.5	18.2

Japan	941.0	6.6	1,350.3	5.6	447.1	2.3

Korea	218.7	1.5	295.6	1.2	210.8	1.1

Australia	20.6	0.1	15.3	0.1	40.9	0.2

Others	101.5	0.7	55.1	0.2	246.2	1.3

Total	14,356.9	100.0	24,048.8	100.0	19,290.4	100.0

(1)	Net sales of coal represent our invoice amount of coal sales with deductions for returns, discounts, sales taxes, port fees and various miscellaneous fees relating to a sale, as well as transportation costs if the invoice amount includes transportation costs charged to customers.

As of December 31, 2009, our major customers are Huadian Power International Corporation Limited, Yankuang Meihua Gongxiao Co., Ltd., Baoshan Iron & Steel Co., Ltd., Linyi Yehua Coking Co., Ltd., Yankuang Group Logistics Co., Ltd., among which Huadian International was our largest customer. In 2007, 2008 and 2009, we provided 5.4 million, 8.8 million and 7.5 million tonnes of coal respectively to Huadian International, which represented 15.5%, 23.3% and 19.8% of our sales volume, respectively. A substantial portion of Huadian International’s coal purchases was, in turn, supplied to Zouxian Power Plant.

As of the date of this annual report, we have entered into domestic sales contracts and letters of intent to provide a total of 40.3 million tonnes of coal, including contracts to sell 10.0 million tonnes of coal at a tax-inclusive price of RMB578.26 per tonne, representing an increase of RMB86.75 per tonne, or 17.6%, from our average selling price in 2009. The sales price under the letters of intent will be determined at the time of sale. Yancoal Australia has entered into agreements to sell 8.12 million tonnes of coal in 2010.

Our Company’s export sales as a percentage of our total net sales of coal decreased from 0.8% in 2008 to 0.2% in 2009. We have decreased our export sales in recent years because market conditions have made domestic sales more profitable than export sales. Our major overseas markets include Japan, Korea, Australia, the United States and Switzerland. Even though we conduct all of our export sales from the PRC through export agents, we maintain close relationships with our overseas customers.

Our sales and marketing department conducts routine customer visits and customer surveys to keep abreast on market developments, maintain customer relationships and continually improve our business. In addition, we regularly collect market information about Eastern China and other regions, which is used by the entire Company for business planning and execution purposes.

Pricing

The pricing for our coal products is generally based on negotiation between the contracting parties that reflect market conditions. However, a portion of our thermal coal sales may be affected by pricing guidelines announced by the PRC government from time to time or subject to temporary price controls. See “Item 3. Key Information — D. Risk Factors — Our products may be subject to governmental price control measures, which may adversely affect our profitability.”

When we price our coal products, we consider the prevailing prices in the relevant local coal markets (inclusive of transportation costs), the grade and quality of the coal being sold and our relationship with the purchaser. Customers generally bear the cost of transportation in domestic coal sales. Our sales and marketing department has access to domestic and international market information through our data center, enabling us to closely monitor pricing developments in our principal markets. The price on export sales from China are determined collectively by the involved exports sales company, our end-user customer and us.

Transportation

Most of our major coal customers are located in Eastern China and our remaining domestic customers are located in Southern and Northern China. We primarily use railways and the highways to transport coal and, to a lesser extent, we also ship our coal on domestic and international shipping lanes. With our private railway network, we are able to connect to the national railway system or deliver coal directly to our largest end-user customer, Zouxian Power Plant.

We also transport coal on the national railway system to ports such as, Rizhao, Qingdao and Lianyungang, from which we ship coal to customers. Rizhao port is our main port for shipping coal. We also use the Beijing-Hangzhou Grand Canal to ship coal on barges to customers located in the area serviced by the canal. In Shanxi Province, we rely on the Yangshe Railway, which intersects the Tianchi Coal Mine, and trucking to deliver coal to Hebei Province, Shandong Province and other nearby areas.

We plan to construct a privately operated railway to connect Zhaolou Coal Mine with the national railway system. Before the completion of such plan, we will rely on trucking to deliver coal from Zhaolou Coal Mine to the national railway and certain customers.

To transport Yancoal Australia’s coal products to Newcastle Port and Gladstone Port in Australia, we use Australia’s state railway network and private railway networks.

Mining Process

The geological characteristics of our reserves largely determine the coal mining method that we employ. We use two primary methods of mining coal: underground mining and open-pit mining.

Domestic Underground Mining Operations. Our domestic underground mining operations consist of four main steps: tunneling, coal extraction, transportation and coal preparation. The tunneling process is necessary for the construction of underground roadways, which is required for the installation of mining equipment. We conduct a majority of our tunneling using high powered headers and use this method whenever geological conditions permit. When the use of headers is not feasible, we use explosives to excavate tunnels. Coal extracted during tunneling is carried by conveyor belts to our underground storage bunkers to be stored together with other extracted coal. Rock and other minerals produced during the excavation of roadways are separated and transported out of the mine.

The extraction process is completed by a standardized and fully mechanized longwall operation, which includes shearers that work in conjunction with conveyers to cut and transport the coal away from the longwall work-face. For coal seams with an thickness up to 4.5 meters, we use a fully mechanized method to extract coal. For coal seams that are thicker than 4.5 meters, we add a caving method to the fully mechanized longwall mining operation, whereby coal that is beyond the reach of our shearers collapse in a controlled manner onto our conveyers as the coal support underneath it is removed by our shearers. Coal is then transported away from a longwall work-face by a series of conveyors positioned in front of and behind the system of roof supports. Roof supports provide continuous support for and protection along the length of the long-wall work-face and they also move the conveyors and shearers forward after each pass of the shearers along the work-face using horizontal hydraulic rams positioned at the base of each support. Our hydraulic roof supports are manufactured in China.

The shaft hoist system equipment that we use at most of our mines is imported. Coal is transported from the coal shaft either to a surface storage or directly to a coal preparation plant. In addition to the main coal shaft, our mines also have a service shaft and supplemental roadways and rail systems within the mines that provide a means of underground transportation for workers and equipment.

After raw coal is carried to the surface, it undergoes a mechanized selection process that separates coal from other mineral materials. A small portion of such selected coal is directly sold to customers as raw coal, and the remainder is transported to our coal preparation plants for further processing and classification. Each of the Six Coal Mines and Austar Coal Mine has a coal preparation plant. In general, the coal-washing conducted in our coal preparation plants include a water bed washing and separation process by jig machines, a sink-and-float separation process and a final floating separation process. Most of the equipment used in our coal preparation plants is automated, enabling us to control the ash content and grade of our processed coal. The aggregate recovery rate of our coal preparation plants was 78.4%, 66.6% and 69.1% in 2007, 2008 and 2009, respectively.

Australian Mining operations. With respect to underground mines in our Yancoal Australia mining operations, we conduct continuous tunneling, longwall operation and coal extraction by fully mechanized caving method. Open-pit mining is used when coal is found relatively close to the surface. This method involves the removal of topsoil and overburden (earth and rock covering the coal), tunneling and extraction of coal from coal seams. The extracted coal undergoes selection and is then transported to treatment facilities for preparation. After coal is removed, we restore the affected land by replacing the overburden and topsoil.

Materials, Water and Energy Supply

The primary materials we use to conduct our coal mining and processing operations are steel to support work-faces and underground tunnels, cement for the construction of underground tunnels and ground structures and water used in our production process. We primarily procure steel principally from Jinan Iron & Steel Co. Ltd., Laiwu Iron & Steel Group Corp. Ltd. and Shandong Shiheng Special Steel Group Co. Ltd. and cement from Shandong Lucheng Cement Company, Ltd. and Taishan Cement Works. We procure water primarily from Yankuang Group pursuant to the Materials Supply Agreement and its supplemental agreements, and to a lesser extent, from local water companies. The price of materials is set at market rates or determined through negotiation. We believe that we have well-established, cooperative relationships with our suppliers, enabling us to secure reliable supplies of materials required in our production process. We believe that a number of alternative suppliers exist for our key materials in our coal operations and, therefore, we do not foresee any difficulty in obtaining adequate supplies.

We use significant amounts of electricity in our operations. Electricity prices in China are regulated by the government. Even though we have not experienced any material disruptions to our electricity supply in the past three years, we acquired Hua Ju Energy to secure a stable supply of energy for our Six Coal Mines and to reduce our electricity costs. In 2009, Hua Ju Energy supplied 556.0 million kWh of electricity to our operations.

Quality Control

We have implemented a quality assurance program at each of our PRC coal mines pursuant to control quality throughout the production and transportation of our coal. Utilizing advanced processing technology and management techniques, our coal preparation plants are able to separate both metal and non-metal impurities from coal. Our quality inspection division within our sales and marketing department conducts spot inspections on our coal production to maintain high quality standards.

Each of Nantun Coal Mine, Xinglongzhuang Coal Mine, Baodian Coal Mine, Dongtan Coal Mine, Jining II Coal Mine and Jining III Coal Mine has obtained ISO 9002 quality and ISO 14000 environmental management certification. Tianchi Coal Mine has obtained ISO 9000 quality and ISO 14000 environmental management certification, and Zhaolou Coal Mine has obtained ISO 9001 quality and ISO 14001 environmental management certification.

Yancoal Australia has hired Bureau Veritas, Societe Generale De Surveillance and ALS Laboratory Group to supervise and inspect the quality of the coal produced from the respective mines in Australia to ensure quality control and suggest quality improvement measures.

Safety Control

In our PRC operations, we have implemented a safety control program to meet our safety targets and maintain compliance with the Coal Law and the National Mining Safety Law in China. In Australia, our operations in New South Wales is compliant with the Coal Mine Health and Safety Act 2002 (NSW) and Occupational Health and Safety Act 2000 (NSW) and our operations in Queensland is compliant with the Coal Mining Safety and Health Act 1999 (Qld).

Moreover, the compensation of the officers and managers of each division reflects the division’s safety record in PRC. Each of our mines has a safety inspection unit which is responsible for the supervision and inspection of our mining activities. We also use Yankuang Group’s training center to provide safety training to our workforce. We reward employees who report unsafe conditions to encourage accident prevention.

As a result of our safety control program, we have been able to maintain a solid safety record and a zero fatality rate since 2007.

Environmental Protection

We are subject to PRC environmental protection laws and regulations which impose fees for the discharge of waste material and fine heavy polluters. PRC regulations also authorize government agencies to close any facility that fails to comply with orders to cease, or bring into compliance with relevant laws and regulations, operations that cause environmental damage. In addition, the operations of Yancoal Australia must comply with relevant Australian environmental protection laws and regulations.

According to the Provision of Labor and Services Supply Agreement that we entered into with Yankuang Group, it will provide us environmental protection services. In 2009, we paid Yankuang Group a total of RMB41.7 million for such services to reduce the effects of our operations on the environment.

Competition

The development of the PRC coal industry is influenced by the large number of small scale enterprises and the wide geographical distribution of coal reserves. However, there are relatively few large-scale coal production enterprises in China.

Our primary market, the PRC domestic coal market is characterized by numerous small-scale coal suppliers. The domestic coal market is segmented principally by geographical region, as a result of the wide geographical distribution of coal reserves. However, there are a number of large-scale coal production enterprises that dominate the domestic market. We compete principally on the basis of the availability and cost of transportation, coal quality and reliability of deliveries.

Our domestic competitors primarily include a number of coal mines located in Shanxi Province, Shaanxi Province and the Inner Mongolia Autonomous Region. Certain of our competitors from these regions have substantial reserves and favorable geological conditions. However, these competitors incur significant transportation costs when they supply to end-user customers located in Eastern China. In addition to coal mines located in Shanxi Province, Shaanxi Province and the Inner Mongolia Autonomous Region, we also compete to a certain extent with local mines located close to our customers.

We export coal mainly to Japan, Korea, Australia, the United States and Switzerland. With respect to export sales, we compete with certain major overseas coal mining companies, most of which are located in Australia and Indonesia.

Seasonality

Our coal business is not affected by seasonality.

Railway Transportation Business

We own and operate a railway transportation network that connects our coal mines to the national railway system and Zouxian Power Plant. As of the date of this annual report, our railway network spanned a total length of 204 kilometers. Our railway network provides us a greater degree of control over a major mode of transportation for our key product and the synergies of having a consolidated coal operation that comprises coal production, sales and transportation.

In addition to transporting coal within the Group, we offer railway transportation services to customers, including Yankuang Group. In 2009, we transported 19.9 million tonnes of coal on our railway network, representing an increase of 0.7 million tonnes, or 3.7%, from 2008. We generated RMB258.4 million from railway transportation services in 2009, representing an increase of RMB11.2 million, or 4.5%, from 2008 due to an increase in the volume of goods transported.

Our Company has obtained ISO 9001 quality accreditation, ISO 14001 environmental management certification and GB/T19022-2003 management certification for the operation of our railway network.

Our railway network connects us to the national railway system, such as Jinghu railway and Yanshi railway, and provides us access to Zouxian Power Plant. We use our railway network to provide railway transportation services for our own internal use as well as to Yankuang Group and other customers. We do not face significant competition from other railway operators. However, we compete with other ground transportation services that serve the same region as our railway network.

Coal Chemical Business

Our coal chemical business focuses on the production of methanol, a liquid commodity that can be produced from coal or natural gas. In 2009, we produced 199,000 tonnes of methanol and sold 190,000 tonnes. Yulin Nenghua produced 190,000 tonnes after commencing commercial production in August 2009 and sold 178,000 tonnes in 2009. Tianhao Chemicals, which was unable to maintain regular operations in 2009 because of a continuing shortage in a key raw material, produced 9,000 tonnes of methanol and sold 12,000 tonnes in 2009, including methanol from inventory. In 2009, our total revenue from our coal chemical business was RMB258.7 million.

Sales and Marketing

Our coal chemical sales are made pursuant to sales contracts that we enter into from time to time with customers. We sell our methanol exclusively in China, predominately to chemical producers in Northern and Eastern China and methanol distributors, relying on regional highways to deliver our products.

Pricing

The pricing for our methanol product is generally based on negotiation between the contracting parties, taking into consideration prevailing market prices, market conditions and the customer’s creditworthiness.

Production Process

Yulin Nenghua. We use coal as raw material to manufacture methanol at our Yulin Nenghua facility. Coal is pulverized, cleaned and then fed to a gasifier bed where it reacts with oxygen and steam. The product is synthesized into crude methanol and then purified through distillation.

Tianhao Chemicals. We use coke oven waste gas as the primary raw material to manufacture methanol at our Tianhao Chemicals facility. We reduce the sulphur contained in coke oven waste gas and then convert the treated gas into synthesis gas. The synthesis gas is further processed into crude methanol and then purified through distillation.

Materials, Water and Energy Supply

Coal and coke oven waste gas are the primary materials in our methanol production. Production at Tianhao Chemicals is dependent on receiving coke oven waste gas from one supplier whose facility is connected to Tianhao Chemicals’ plant through transmission pipelines. This supplier has not been able to provide a steady supply of coke oven waste gas due to poor market conditions that have affected the supplier’s operations, which in turn, has severely interrupted production at Tianhao Chemicals. As of the date of this annual report, we have not been able to find an alternative supplier.

Production at Yulin Nenghua is reliant on thermal coal, which it currently sourced from local coal mines as our adjoining Yushuwan Coal Mine has not been registered yet. We plan to source thermal coal internally once Yushuwan Coal Mine commences operations. Yulin Nenghua sources water from a local reservoir.

Quality Control

We have implemented a series of quality control measures for our coal chemical operations to ensure product quality and have obtained AAA measurement management system, ISO 9001 quality accreditation and ISO 14001 environmental management certification in November 2009. We perform regular inspections and maintenance on our methanol plants.

Safety Control

For our coal chemical operations, we have implemented safety control measures in compliance with the People’s Republic of China Production Safety Law, the People’s Republic of China Regulations on the Safety Administration of Dangerous Chemicals and other safety guidelines for chemical manufacturers.

Competition

We compete with domestic methanol manufacturers in Shanxi and Shaanxi Provinces and the Inner Mongolia Autonomous Region. We expect to benefit from economies of scale as Yulin Nenghua’s 600,000 tonne methanol project achieves optimal utilization of its facilities and we further expand our coal chemical operations with the construction of Ordos Nenghua’s methanol plant.

Seasonality

Our coal chemical operations are not affected by seasonality.

Electric Power and Heat Supply Business

We own and operate eight power plants, which generate electricity for internal use and external sales. In 2009, we generated a total of 1,201.2 million kWh of electricity, of which we sold 562.3 million kWh externally and generated RMB185.6 million in revenue. The power plants operated by Hua Ju Energy, Tianhao Chemicals and Yulin Nenghua generated 1,051.2 million kWh, 102.9 million kWh and 47.2 million kWh, respectively. Hua Ju energy made external sales of 412.2 million kWh.

We held 95.14% of the equity interest in Hua Ju Energy as of December 31, 2009. Hua Ju Energy operates coal-fired power plants whose main facilities consist of energy conversion CFB boilers and extraction and condensing steam turbines. The power plants at Hua Ju Energy has an installed capacity of 114 megawatt and the power plants at Yulin Nenghua and Tianhao Chemicals have an aggregate installed capacity of 84 megawatt.

We commenced heat supply operations, which consist of the production and sale of heat supply following our acquisition of Hua Ju Energy. In 2009, Hua Ju Energy generated 1.17 million steam tonnes of heat energy. Although the substantial majority of heat energy produced by Hua Ju Energy is intended to be consumed internally by our coal mines, we generated net sale of RMB13.3 million from selling 0.14 million steam tonnes of heat externally.

Sales and Marketing

The electric power generated by our power plants is mainly intended for our own use and, to a lesser extent, sold to other end-users through power grids. We consume most of the heat generated by our power plants and to the extent we have extra capacity, sell to Yankuang Group.

Pricing

The pricing and adjustments for on-grid tariff are determined by the PRC government. The pricing of our heat product is determined in accordance with regulations set by price administration authorities.

Production Process

Yulin Nenghua. We select, break, grind and transport coal to a boiler where the coal is burned to generate steam, which is converted by steam turbines into electricity.

Hua Ju Energy. We recycle by-products of our coal mining operations, such as coal gangue and coal slurry to generate electricity. Coal gangue and coal slurry, through the conveyers belt and fuel feeding device, are fed to a CFB boiler where they are burned to generate steam, which is converted by steam turbines into electricity. The power plants of Hua Ju Energy are cogeneration systems that are able to produce heat simultaneously with power generation. Part of the steam produced in power generation is extracted from the steam turbines and via the heat supply system provided to the mining operations.

In both processes, we filter the exhaust gas that we produce and recycle the cinder for future use.

Materials, Water and Energy Supply

Our power plants are all coal-fired power plants. The power plants of Hua Ju Energy generate electricity by recycling coal gangue and coal slurry. Tianhao Chemicals and Yulin Nenghua currently source thermal coal from local coal mines.

Quality Control

Yulin Nenghua obtained AAA measurement management system, ISO 9001 quality accreditation and ISO 14001 environmental management certification in November 2009. Hua Ju Energy has obtained ISO 9001 quality accreditation and ISO 14001 environmental management certification since November 2003. We perform regular inspections and maintenance on our power plants.

Safety Control

Safety measures for our electric power and heat supply operations were designed to meet the requirement of the Electricity Law and other related laws.

Seasonality

Our electric power operations are not affected by seasonality. Our heat supply operations is affected by seasonality and experiences higher demand during winter.

Regulatory Oversight of Our Group

Coal Industry — PRC Regulatory Matters

To establish a coal mining enterprise under the Coal Law of the PRC (the “Coal Law”), the applicant must submit an application to the relevant department in charge of the coal industry. After obtaining approval to establish a coal mining enterprise, the applicant will be granted a mining permit by the Ministry of Land and Resources. Thereafter, the applicant must obtain a coal production permit before it commences coal production. Coal mining enterprises that have legally obtained coal production licenses will have the right to sell coal that they produce. For establishment of a coal trading enterprise, an applicant must apply for a different business license and may engage in coal trading only after it obtains a trading license from the administrative department of industry and commerce.

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

Pricing

Until 2002, the production and pricing of coal have generally been subject to close control and supervision by the PRC government, which centrally manages the production and pricing of coal. To transition from a planned economy to market economy practices, the PRC government eliminated the state guideline for coal prices on January 1, 2002 and aimed to establish pricing mechanism that reflect market demand.

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

To ensure the stable supply of thermal coal and reduce pricing pressure on electric power companies, NDRC issued Announcement No. 46 on June 19, 2008 to implement, from such date until December 31, 2008, temporary price caps on thermal coal. On December 3, 2008, NDRC issued the Notice Relating to the Good Preparation for Inter Provincial Coal Production Transportation Works (Fa Gai Yun Xing [2008] No. 3294), which announced the elimination of the price control measures implemented in June 2008. On December 30, 2008, NDRC issued an announcement (No. 67) to abolish the temporary price intervention measures on thermal coal, which became effective on January 1, 2009. On December 14, 2009, NDRC published the Guidance on the Improvement of Linking Up Coal Manufacture, Transportation and Demand, by allowing enterprises to choose the manner in which it transports coal. The Guidance reiterates the government’s support for the market orientation of the coal industry.

We sell our coal both on the spot market and under the contract and letter of intent. We set the purchase volume and schedule in a period of time (generally, within one year) in the sales contract and letter of intent with our customers. The purchase price in the contract is set at the time of execution of contract, however, the purchase price in the letter of intent is set at the time of actual sales.

Fees and Taxes

The table below sets forth material taxes and fees that are imposed upon coal producers in China, as well as reserves which we are required to set aside.

Item	Base	Rate

Corporate income tax	Taxable income	25%

VAT	Sales revenue	17%

Business tax	Revenue from service	3% or 5%

City construction tax	Amount of VAT and business tax	5% to 7%

Education surcharge	Amount of VAT and business tax	3%

Local education surcharge	Amount of VAT and business tax	1%

Resource tax	Aggregate volume of raw coal sold or used (1)	RMB3.6 per tonne (Shandong Province)

		RMB3.2 per tonne (Shanxi Province)
Compensation for the depletion of coal resources	Revenue from coal produced by us	1%

Price adjustment fund	Volume of raw coal produced	Jining City, Shandong Province RMB8 per tonne

(1)	The resource tax applicable to our coal operation in Shandong and Shanxi Provinces is calculated by multiplying the aggregate volume of raw coal sold and raw coal consumed in the production of clean coal by the applicable per tonne resource tax in the respective province.

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

Our company has not been authorized as a PRC coal exporter. Our coal export is conducted through three export agents including China National Coal Industry Import and Export Corporation, Minmetals Trading Co., Ltd. and Shanxi Coal Import & Export Group Corp.

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

The total national quota approved for 2008 and 2009 was 47.7 million and 51.0 million, respectively, and the 2010 quota is 25.5 million tonnes.

According to the Notice of the Customs Tariff Committee of the State Council on Revising the Tariff Rates on the Export of Aluminum Alloy, Coke and Coal (Shui Wei Hui 2008 No. 25), beginning August 20, 2008, the provisional tariff rate of coke, coking coal and soft coal will be 40%, 10%, and 10% respectively. Export tariffs are generally passed to the purchaser. Therefore, changes in export tariffs do not directly affect us.

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

In the environmental impact statement of a construction project, the project operator must assess the pollution and environmental hazards the project is likely to produce and its impact on the ecosystem and measures for their prevention and control. The statement shall, after initial examination by the authorities in charge of the construction project, be submitted by specified procedure to the competent department of environmental protection administration for approval. Facilities for the prevention and control of pollution must be designed, constructed and implemented simultaneously with the primary construction contemplated by a project. These facilities must be inspected by the competent environmental protection authority and determined to conform with specified requirements before they can be implemented.

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

In addition to the PRC environmental laws and regulations, China is a signatory to the 1992 United Nations Framework Convention on Climate Change and the 1998 Kyoto Protocol, which propose emission targets to reduce greenhouse gas emissions. The Kyoto Protocol came into force in 2005. At present, the Kyoto Protocol has not set any specific emission targets for certain countries, including China.

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

Coal Industry — Australian Regulatory Matters

Our mining operations in Australia are regulated by Australian federal and state governments with respect to environmental issues such as water quality, air quality, dust impacts, noise impacts, planning issues (such as approvals to expand existing mines or to develop new mines), and health and safety issues. Industrial relations are regulated under both federal and state laws. Australian state governments also require coal companies to post deposits or give other security against land which is being used for mining and exploration, with those deposits being returned or security released after satisfactory reclamation is completed.

Environmental

Each state and territory in Australia has its own legal regime regarding environment and planning and there is a Commonwealth environment regime in respect of matters of national environmental significance. In addition, each state and territory also has a legal regime dealing with mining in particular. The mining legislation in each state and territory generally operates concurrently with environment and planning legislation. The mining legislation governs exploration and mining licenses, including the restoration of land following the completion of mining activities.

The particular provisions of the various state and territory environment and planning legal regimes vary depending upon the jurisdiction. Despite variation in details, each state and territory has a system involving broadly at least two major phases. First, obtaining major environment/planning developmental approval addressing planning and significant environmental issues; and second, obtaining pollution control approvals, regarding pollution control issues such as emissions to the atmosphere; emissions in waters; noise impacts, impacts from blasting; dust impacts; the generation, handling, storage and transportation of waste.

The Commonwealth environment regime will apply if matters of national environmental significance are likely to be significantly impacted. If so, Commonwealth approval will be required.

Occupational Health and Safety

The combined effect of various state and federal statutes requires an employer to ensure that persons employed in a mine are safe from injury by providing a safe working environment and systems of work; safety machinery; equipment, plant and substances; and appropriate information, instruction, training and supervision.

In recognition of the specialized nature of mining and mining activities, specific occupational health and safety obligations have been mandated under law and legislation that deals specifically with the coal mining industry. Mining employers, owners, directors and managers, persons in control of work places, mine managers, supervisors and employees are all subject to these duties. The federal government is currently conducting a review of health and safety legislation with a view to harmonizing requirements across the country.

It is mandatory for an employer to have insurance coverage with respect to the compensation of injured workers; similar coverage is in effect throughout Australia which is of a no fault nature and which provides for benefits up to a prescribed level. The specific benefits vary by jurisdiction, but generally include the payment of weekly compensation to an injured employee, together with payment of medical, hospital and related expenses. The injured employee may have a right to sue his or her employer for further damages if a case of negligence can be established (but on the condition that the injured employee waives his or her right to the insurance coverage).

Carbon Pollution Reduction Scheme

The Federal Labor government ratified the Kyoto Protocol in December 2007. Under the treaty, Australia has a target of restricting greenhouse gas emissions to 108% of 1990 levels during the 2008 to 2012 commitment period. The government has also committed to a 60% reduction in emissions by 2050, from 2000 levels. To assist in meeting these targets, the Australian Federal government has announced that it intends to establish a cap and trade emissions trading scheme by 2013, named the Carbon Pollution Reduction Scheme. This scheme will impose costs on greenhouse gas emissions that will affect our business – however, the government is likely to provide some support for the coal industry for the first few years of the scheme. If Carbon Pollution Reduction Scheme starts to implement and we will need to buy the volume of energy greenhouse gas emissions, our revenue may decrease and our business may be adversely affected.

Foreign Investment

No specific restrictions apply in relation to foreign investment in Australia’s coal industry. However, under Australian law and the Australian government’s foreign investment policy, certain acquisitions must be notified to obtain the prior approval of the Treasurer before proceeding. These include acquisitions of substantial interests in an Australian business where the value of the business’ total assets is, or the proposal value is, above US$100.0 million. It also includes (a) proposals to establish new businesses involving a total investment of US$10.0 million or more; (b) offshore takeovers of a foreign company whose Australian subsidiaries or assets are valued at more than US$200.0 million, and account for less than 50% of the target company’s global assets (different thresholds apply to U.S. investors); (c) acquisition of shares in a company or trust which holds more than 50% of its assets in Australian urban land (regardless of the value of that acquisition); and (d) all direct investments in an Australian foreign business by foreign governments or their agencies (irrespective of the size of that Australian business or value of that acquisition and made either directly or through a company that is owned 15% or more by a foreign government).

Power Generation Industry

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

Approvals and Licenses for Power Plants

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

Pricing

Since 1996, the Electric Power Law has set forth general principles for determining power tariffs. The Interim Provisions for the Administration of Grid Power Price promulgated by NDRC states that tariffs are to be formulated to provide reasonable compensation for costs and a reasonable return on investment, to share expenses fairly and to promote the construction of power projects. With the exception of grid power prices set by governmental bids or power plans that produce alternative energy, grid power prices of new power plants within the same region should be uniform. The on-grid tariffs for planned output and excess output are subject to a review and approval process involving the NDRC and the provincial price bureaus. In 2004, the NDRC, with the approval of the State Council, issued a policy to link thermal coal and power prices. This policy allows on-grid tariffs to increase if the average price of coal increases by more than 5% within a six-month period.

Safety

In accordance with the Measures for Supervising the Safety Production of Electricity, issued by the SERC, power plants are responsible for maintaining their safety operations in accordance with requirements set by the regional grid in which they are located. Power plants are required to report to the SERC and relevant local government authorities worker fatalities or serious or extraordinary accidents.

Coal Chemical Processing Industry

The State announced in the Coal Law its encouragement and support for coal mining enterprises and other enterprises to produce both coal and electricity, coking coal and coal chemicals. The NDRC issued the Notice of Strengthening the Administration of Coal Chemical Processing Industry and Improving the Healthy Development of the Industry, which was aimed at strengthening the coal chemical processing industry through the promotion of transportation safety, risk prevention and management standardization. According to the Enterprise Income Tax Law and its implementation regulations, enterprises that produce products using resources encouraged by industrial policies of the State are eligible for preferential tax treatment. If an enterprise uses any of the materials that are listed in the Catalogue of Income Tax Preference for Enterprises of Comprehensive Utilization of Resources as a major raw material in its product, the total income derived from such product for tax purposes will be reduced by 90%. Coke oven waste gas, one of the primary raw materials at one of our methanol production facilities, is one of the materials listed on in the catalogue.

C.	Organizational Structure

As of December 31, 2009, our Company consisted of 17 departments, namely the Secretariat of the Board of Directors, Audit Department of the Board of Directors, Department of Coordination, Department of Human Resources, Department of Financial Planning, Enterprise Management Department, Information Management Department, Enterprise Development Department, Risk Management Department, General Control Center, Department of Production Technology, Department of Safety Inspection, Electrical Engineering and Power Department, Ventilation and Dust Elimination Department, Geological Survey Department, Office of Community Relationship and Technical Center.

The diagram below sets forth our organization as of December 31, 2009:

H Shareholders
Controlling Shareholder
A Shareholders
39.82%
52.86%
7.32%
The Company
Controlled entities
Wholly owned subsidiaries
Wholly owned coal mines and operations
95.14%
52.38%
92.00%
96.67%
Shandong Hua Ju Energy Co., Limited
Zhongyan Trading Co., Ltd. of Qingdao
Shandong Yanmei Shipping Co., Ltd.
Yanmei Heze Nenghua Company Limited (3)
Yanzhou Coal Yulin Nenghua Company Limited
Yanzhou Coal Shanxi Nenghua Company Limited
Yanzhou Coal Ordos Nenghua Company Limited
Yancoal Australia Pty Limited
Complex Mining Machinery Management Centre
Materials & Goods Supply Centre
Branch Company in Zhenjiang
Railway Transportation Department
Jining III Coal Mine
Jining II Coal Mine
Dongtan Coal Mine
Baodian Coal Mine
Xinglongzhuang Coal Mine
Nantun Coal Mine
100%
100%
99.85%
81.31%
100%
Zhaolou Coal Mine
600,000 tonne methanol project
Shanxi Tianhao Chemicals Company Limited (3)
Shanxi Heshun Tianchi Energy Company Limited
Austar Coal Mine Pty Limited (1)
100%
100%
100%
100,000 tonne methanol project
Tianchi Coal Mine
Austar Coal Mine
Felix Resources Limited
80%
Moolarben Coal Mine (2)
60%
Ashton Coal Mine (2)
51%
Minerva Coal Mine (2)
100%
Yarrabee Coal Mine (2)

subsidiaries
production units

(1)	with the exception of Yancoal Australia Pty Limited and its subsidiaries, which are incorporated in Australia, all of our other subsidiaries are incorporated in the PRC
(2)	indirectly held by Felix through wholly-owned subsidiaries
(3)	subsequent to December 31, 2009, our equity interest in Heze Nenghua and Tianhao Chemicals was increased to 98.33% and 99.89%, respectively

D.	Property, Plants and Equipment

Real Property and Leasehold Property

As of December 31, 2009, the net book value of our property, plant and equipment was RMB18,877.1 million. The properties for which we own land use rights in China occupy an area of approximately 7,133.5 thousand square meters, while the coalfields to which we possess mining rights in Australia occupy an area of approximately 1,717,220.0 thousand square meters. Under PRC law, our land use rights for properties in China during the validity of the grant are granted for 50 years commencing from the respective grant dates of such land use rights and are freely transferable. In addition, the land ownership rights held by Yancoal Australia are held in perpetuity pursuant to Australia law.

Coal Mines and Coal Production Facilities

The Six Coal Mines currently operated by us are all located in the southwestern part of Shandong Province. All of these mines are connected by our railway network, which provides direct access to our customers or indirectly through the PRC national railway or highway system. We acquired Austar Coal Mine in 2004 and subsequently acquired Shanxi Nenghua, which operates Tianchi Coal Mine, in 2006. We own 98.33% of Heze Nenghua, which operates Zhaolou Coal Mine. Zhaolou Coal Mine commenced commercial operations in December 2009.

In December 2009, we acquired the entire equity interest in Felix through Yancoal Australia. Felix is a company incorporated in Australia whose principal activities include the mining, sales and exploration of coal. The major coal assets currently owned by Felix are located in New South Wales and Queensland. As of the date of this annual report, Felix has an ownership interest in the following operational coal mines: Ashton Coal Mine (consisting of an underground coal mine and an open-pit coal mine), Minerva Coal Mine, Yarrabee Coal Mine and Moolarben Coal Mine (consisting of an underground coal mine and an open-pit coal mine). Felix also holds ownership interests in three exploratory mines and a 15.4% equity interest in Newcastle Coal Infrastructure Group, a joint venture that is responsible for constructing and operating the third export terminal at Newcastle Port.

The map below shows the location of the Six Coal Mines in Shandong Province and our railway system:

The map below shows the location of Austar Coal Mine and coal mines owned by Felix:

The map below shows the location of Tianchi Coal Mine:

The map below shows the location of Zhaolou Coal Mine:

BEIJING
Tianjin
BO HAI
Hebei
Shijia-Zhuang
Dezhou
Dongying
HUANG HE
Zibo
Handan
JINAN
TAI'AN
Changzhi
Anyang
Hebi
Zhao Lou Coal Mine
Shandong
Yanzhou
Zouchéng (data room)
Rizhao
Hézé
Jining
Tengzhou
Luoyang
Zhengzhou
WEISHAN LAKE
Zaozhuang
Lianyungang
Xuzhou
Jiangsu
Huaiyin
Anhui
Henan
112°
114°
116°
118°
120°
38°N
36°N
34°N
N
Provincial boundary
Railway
Main road
0
100
200
kilometres
CHINA
Location
500km
MINARCO ASIA PACIFIC
Project No: 05-32

FIGURE 3.1

Location of Zhao Lou Mine
Shandong Province - China

The following table sets forth information about each of the Six Coal Mines, which are directly owned and operated by the Company:

		Xinglong-
	Nantun	zhuang	Baodian	Dongtan	Jining II	Jining III	Total
Background data:

Commencement of construction	1966	1975	1977	1979	1989	1993	N/A

Commencement of commercial production	1973	1981	1986	1989	1997	2000	N/A

Coalfield area (square kilometers)	35.2	59.81	36.4	60.0	87.1	105.1	383.61

Reserve data:(1) (millions tonnes as of December 31, 2009)

Total in-place proven and probable reserves(2)(3)	118.20	326.13	288.36	457.47	413.42	227.54	1,831.2

Mining recovery rate (%)	80.75	80.58	82.57	84.02	65.27	81.59	N/A

Coal preparation plant recovery rate (%)(4)	83.54	61.69	77.05	69.10	51.90	73.68	69.10

Depth of mine (meters underground)	397.0	429.2	474.7	710.0	593.0	556.0	N/A

Average thickness of main coal seam (meters)	8.60	8.29	8.81	8.41	6.78	6.20	N/A

Type of coal	steam	steam	steam	steam	steam	steam	N/A

Leased/owned	owned	owned	owned	owned	owned	owned	N/A

Assigned/unassigned(5)	assigned	assigned	assigned	assigned	assigned	assigned	N/A

Average calorific value (Kcal/kg)	5,572	5,881	5,890	5,586	5,467	5,412	N/A

Sulfur content (%)	0.74	0.47	0.52	0.60	0.56	0.52	N/A

Production data: (million tonnes)

Designed raw coal production capacity	2.4	3.0	3.0	4.0	4.0	5.0	21.4

Designed coal preparation input capacity	1.8	3.0	3.0	4.0	3.0	5.0	19.8

Raw coal production

2000	4.5	6.2	5.3	6.7	4.8	—	27.5

2001	4.9	6.6	6.2	7.1	4.1	5.1	34.0

2002	3.6	7.1	6.4	8.1	5.2	8.0	38.4

2003	4.7	7.0	7.3	8.2	6.0	10.1	43.3

2004	4.1	7.4	7.0	8.5	4.9	7.3	39.2

2005	4.0	6.6	5.0	7.5	4.5	7.0	34.6

2006	3.9	7.2	5.6	8.0	4.0	6.8	35.5

2007	3.9	6.8	5.8	7.6	3.4	5.3	32.8

	Nantun	Xinglong- zhuang	Baodian	Dongtan	Jining II	Jining III	Total

2008	3.5	6.6	6.0	7.0	3.9	6.1	33.1

2009	3.8	6.6	5.7	7.5	3.6	6.2	33.4

Cumulative raw coal production as of December 31, 2009	63.5	95.0	84.3	104.8	50.8	61.9	460.3

(1)	Our estimates of total in-place proven and probable reserves are reported after deduction of actual production volume and non-accessible reserves up to December 31, 2009. Non-accessible reserves are defined as the portion of identified resources estimated to be not accessible by application of one or more accessibility factors within an area.
(2)	In-place reserves refer to coal in-situ prior to the deduction of pillars of support, barriers or constraints for longwall mining.
(3)	See the individual description of each mine for relevant mining methods used.
(4)	Coal preparation plant recovery rate refers to the wash plant recovery rate of raw coal used during the production of our clean coal products.
(5)	“Assigned” reserves refer to coal which has been committed to a particular mining complex (mine shafts, mining equipment, and plant facilities), and all coal which has been leased by the company to others. “Unassigned” reserves refer to coal which has not been committed, and which would require new mineshafts, mining equipment, or plant facilities before operations could begin on the property.

Nantun Coal Mine. Nantun is located in the southern portion of our coalfield. Nantun began commercial production initially in 1973 with a designed annual raw coal production capacity of 1.5 million tonnes of coal. In 1993, the designed annual production capacity for Nantun was increased to 2.4 million tonnes after the completion of a renovation project. The main coal seam of Nantun is divided into two leaves. The thickness of the upper leaf averages 5.35 meters and the thickness of the lower leaf averages 3.21 meters. As of December 31, 2009, the total in-place proven and probable reserves on the main coal layer were approximately 118.2 million tonnes. At this mine, we generally use the fully-mechanized sublevel caving mining method to extract coal from the upper layer of the coal seam and use a fully-mechanized longwall system to mine the lower layer of the coal seam. As of December 31, 2009, Nantun produced coal from three work-faces.

Nantun’s coal preparation plant produces mainly No. 2 and No. 3 Clean Coal and employs only jig machines. Most of the equipment used in the Nantun coal preparation plant was manufactured in the PRC.

Xinglongzhuang Coal Mine. Xinglongzhuang is located in the northern portion of our coalfield. The main coal seam of Xinglongzhuang is concentrated in one leaf with an average thickness of 8.3 meters. As of December 31, 2009, the total in-place proven and probable reserves on the main coal layer were approximately 326.1 million tonnes. At this mine, we principally use the fully-mechanized sublevel caving method to extract coal from the coal seam of Xinglongzhuang Coal Mine. Xinglongzhuang produced coal from two work-faces as of December 31, 2009.

The Xinglongzhuang coal preparation plant produces No. 1, No. 2 and No. 3 Clean Coal. The principal pieces of equipment in the Xinglongzhuang coal preparation plant, including its jig machines, sink-and-float separation machines and floating separation machines, were imported.

Baodian Coal Mine. Baodian is located in the central western portion of our coalfield. Certain sections of the main coal seam of Baodian are concentrated in one leaf, with an average thickness of 8.81 meters. The remaining sections are divided into two leaves with an average thickness of 5.74 meters for the upper leaf and 3.38 meters for the lower leaf. As of December 31, 2009, the total in-place proven and probable reserves on the main coal layer were approximately 288.4 million tonnes. At this mine, we generally use the fully-mechanized sublevel caving method to extract coal from the upper layer of the coal seam and use mechanized longwall faces to mine the lower layer of the coal seam. Baodian Coal Mine maintained two work-face as of December 31, 2009.

The original design of the Baodian coal preparation plant is similar to that of the Nantun coal preparation plant. Subsequently, we remodeled the jig machines and added a modified sink-and-float separation processing system at the Baodian coal preparation plant. Most of the equipment used in the Baodian coal preparation plant was manufactured in the PRC. The principal products of Baodian’s coal preparation plant are No. 2 and No. 3 Clean Coal.

Dongtan Coal Mine. Dongtan is located in the central eastern portion of our coalfield. Certain sections of the main coal seam consist of one layer with an average thickness of 8.41 meters, and the remaining sections are divided into two layers, with an average thickness of 5.38 meters for the upper layer and 3.22 meters for the lower layer. As of December 31, 2009, the main coal layer held approximately 457.5 million tonnes of in-place proven and probable reserves. At this mine, we generally use the fully-mechanized sublevel caving method to extract coal from the sections of the coal seam with one layer of coal and the upper layer in the sections with two layers of coal. Dongtan Coal Mine maintained two work-faces as of December 31, 2009.

Most of the equipment used at the Dongtan coal preparation plant, including the jig machines, a modified sink-and-float separation processing system, was manufactured in the PRC. The principal products of Dongtan’s coal preparation plant are No. 2 and No. 3 Clean Coal.

Jining II Coal Mine. Jining II is located in the northern portion of the Jining coalfield. Certain sections of the main coal seam of Jining II are concentrated in one layer, with an average thickness of 6.78 meters. The remaining sections are divided into two layers, with an average thickness of 2.1 meters for the upper leaf and an average thickness of 4.68 meters for the lower leaf. As of December 31, 2009, the total in-place proven and probable reserves on the main coal layer were approximately 413.4 million tonnes. At this coal mine, we use mainly the fully-mechanized sublevel caving method to extract coal from the upper layer of the coal seam and use mechanized longwall faces to mine the lower layer of the coal seam. Jining II Coal Mine produced coal from two work-faces as of December 31, 2009.

The main equipment used in Jining II is jig machines, most of which are manufactured in the PRC. The principal products of the coal preparation plant of Jining II are No. 2 and No. 3 Clean Coal.

Jining III Coal Mine. Jining III is located in the southern portion of the Jining coalfield and covers an area of 105.0 square kilometers. Jining III commenced commercial production in 2000 with a designed annual raw coal production capacity of 5 million tonnes. As of December 31, 2009, the total in-place proven and probable reserves on the main coal layer were approximately 227.5 million tonnes. The average thickness of the main coal seam of Jining III is 6.2 meters. We mainly rely on the fully-mechanized sublevel caving method to extract coal from three work-faces in Jining III Coal Mine as of December 31, 2009.

The main pieces of equipment used in Jining III are jig machines, which were imported from Germany. The principal products of the coal preparation plant of Jining III are No. 2 and No. 3 Clean Coal.

The following table sets forth information about Tianchi Coal Mine and Zhaolou Coal Mine, our coal mines in China that are operated by subsidiaries of the Company:

	Tianchi	Zhaolou	Total

Background data:

Commencement of construction(1)	2004	2004	N/A

Commencement of commercial production(1)	2006	2009	N/A

Coalfield area (square kilometers)	20.0	143.36	163.36

Reserve data:(2) (millions tonnes as of December 31, 2009)

Recoverable reserves(3)(4)	27.73	105.79	133.52

Mining recovery rate (%)	78.04	80.15	N/A

Coal preparation plant recovery rate (%)(5)	N/A	73	N/A

Depth of mine (meters underground)	225	905	N/A

Average thickness of main coal seam (meters)	4.56	5.15	N/A

Type of coal	Steam	1/3 coking coal	N/A

Leased/owned	owned	owned	N/A

Assigned/unassigned(6)	assigned	assigned	N/A

Average calorific value (Kcal/kg)	5,177	6,937	N/A

Sulfur content (%)	0.90	0.53	N/A

Production data: (million tonnes)

Designed raw coal production capacity	1.2	3.0	4.2

	Tianchi	Zhaolou	Total

Designed coal preparation input capacity	—	—	—

Raw coal production

2006	0.1	—	0.1

2007	1.2	—	1.2

2008	1.1	—	1.1

2009	1.0	0.04	1.04

Cumulative raw coal production as of December 31, 2009	3.4	0.04	3.44

(1)	With respect to Tianchi Coal Mine, the “commencement of construction” refers to capacity expansion and technology upgrade undertaken after our 2006 acquisition; the “commencement of commercial production” refers to the resumption of production after completion of the foregoing expansion and upgrade.
(2)	Our estimates of recoverable reserves are reported after deduction of actual production volume and non-accessible reserves up to December 31, 2009. Non-accessible reserves are defined as the portion of identified resources estimated to be not accessible by application of one or more accessibility factors within an area.
(3)	Recoverable reserves refer to the amount of proven and probable reserves that can be recovered after taking into account all mining and preparation losses that occur during the processing of coal after it is mined.
(4)	See the individual description of each mine for relevant mining methods used.
(5)	Coal preparation plant recovery rate refers to the wash plant recovery rate of raw coal used during the production of our coal products.
(6)	“Assigned” reserves refer to coal which has been committed to a particular mining complex (mine shafts, mining equipment, and plant facilities), and all coal which has been leased by the company to others. “Unassigned” reserve refers to coal which has not been committed, and which would require new mineshafts, mining equipment, or plant facilities before operations could begin on the property.

Tianchi Coal Mine. Tianchi Coal Mine is an underground mine located in Heshun County of Shanxi Province, with an area of approximately 20 square kilometers. Tianchi Coal Mine commenced commercial production in 2006 and the designed production capacity of Tianchi Coal Mine was increased to 1.2 million tonnes per annum in the same year.

Tianchi Coal Mine is operated by inclined shaft development, and it produces mostly lean coal and meager lean coal. The average thickness of this target coal seam is 4.56 meters. As of December 31, 2009, the total recoverable reserves of Tianchi Coal Mine were approximately 27.8 million tonnes. We principally used the longwall caving mining method to extract coal from one work-face at Tianchi Coal Mine as of December 31, 2009.

Tianchi Coal Mine underwent a technological upgrade and installed a sink-and-float separation processing system and started trial production in April 2009. The primary piece of equipment in this system are slanted wheel separators, which are manufactured in China. Tianchi Coal Mine primarily produces thermal coal.

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

Zhaolou Coal Mine commenced commercial production in December 2009 and has a designed annual raw coal production capacity of three million tonnes. Zhaolou Coal Mine produces 1/3 coking coal. The average thickness of the main coal seam of Zhaolou Coal Mine is 5.15 meters. The total recoverable reserves of Zhaolou Coal Mine were approximately 105.8 million tonnes as of December 31, 2009. We principally used the longwall caving mining method to extract coal from the one work-face at Zhaolou Coal Mine as of December 31, 2009.

The coal preparation plant at Zhaolou Coal Mine commenced commercial production in September 2009. The main equipment used in the coal preparation plant are slanted wheel separators and heavy-medium cyclone machine, which are mainly produced in China. The main product of Zhaolou’s coal preparation plant is No. 2 Clean Coal.

We do not employ mining contractors at Zhaolou Coal Mine. The operations at Zhaolou Coal Mine are powered by electricity from local power grids. We ship coal products to Hebei Province and surrounding areas by trucks.

The following table sets forth information about our operational and exploratory coal mines in Australia, which are held directly or indirectly by Yancoal Australia:

	Austar	Yarrabee	Minerva	Ashton	Moolarben	Athena	Harry- brandt	Wilpeena	Total
Background data:
Commencement of construction(1)	1998	1981	2004	2003	2009	N/A	N/A	N/A	N/A
Commencement of commercial production(1)(2)	2000	1982	2005	2004	2010	N/A	N/A	N/A	N/A
Coalfield area (square kilometers)	97.49	33.95	1,558	10.38	17.4	782.73	40.4	34.65	2,540.51
Reserve data:(3) (millions tonnes as of December 31, 2009)
Resources	129	146.5	74.6	437.27	706.4	560	96	27.2	2,176.97
Recoverable reserves(4)(5)	44.6	39.1	25.2	92.07	356.8	N/A	N/A	N/A	557.77
Depth of mine (meters underground)	300	N/A	N/A	190-280	N/A	N/A	N/A	N/A	N/A
Type of coal	semi-hard coking coal	PCI	thermal coal	semi-soft coking coal	thermal coal	thermal coal	anthracite coal	PCI	N/A
Leased/owned								owned	N/A
	owned	owned	owned	owned	owned	owned	owned
Assigned/unassigned(6)	assigned	assigned	assigned	assigned	assigned	unassigned	unassigned	unassigned	N/A
Average calorific value (Kcal/kg)	6,196	7,300	6,500	7,100	6,650	N/A	N/A	N/A	N/A
Sulfur content (%)	1.30	0.70	0.60	0.65	0.50	N/A	N/A	N/A	N/A
Production data: (million tonnes)
Designed raw coal production capacity	2.0	1.7	2.8	5.6	16.0	N/A	N/A	N/A	28.1
Designed coal preparation input capacity	2.0	1.7	N/A	6.5	16.0	N/A	N/A	N/A	26.2
Raw coal production
2006	0.4	—	—	—	—	—	—	—	0.4

2007	1.6	—	—	—	—	—	—	—	1.6

2008	1.9	—	—	—	—	—	—	—	1.9

2009	1.9	—	—	—	—	—	—	—	1.9

Cumulative raw coal production as of December 31, 2009	5.8	—	—	—	—	—	—	—	5.8

(1)	Austar Coal Mine was closed in 2003 as the result of a fire. We acquired Austar Coal Mine in 2004 and implemented a production expansion and technology upgrade in 2005. Austar Coal Mine resumed part or its operations in October 2006. Each of Ashton Coal Mine and Moolarben Coal Mine has an open-pit coal mine and an underground coal mine, and the “commencement of commercial production” indicates the time when the open-pit mines, the earlier of the two types of mines, commenced commercial production.
(2)	Our estimates of recoverable reserves are reported after deduction of actual production volume and non-accessible reserves up to December 31, 2009. Non-accessible reserves are defined as the portion of identified resources estimated to be not accessible by application of one or more accessibility factors within an area.
(3)	Recoverable reserves refer to the amount of proven and probable reserves that can be recovered after taking into account all mining and preparation losses that occur during the processing of coal after it is mined.
(4)	See the individual description of each mine for relevant mining methods used.
(5)	Ashton Coal Mine and Moolarben Coal Mine have both the open-pit coal mine and underground coal mine. The depth of mine indicates the depth of the underground mines.
(6)	“Assigned” reserves refer to coal which has been committed to a particular mining complex (mine shafts, mining equipment, and plant facilities), and all coal which has been leased by the company to others. “Unassigned” reserve refers to coal which has not been committed, and which would require new mineshafts, mining equipment, or plant facilities before operations could begin on the property.

Austar Coal Mine. Austar Coal Mine is an underground mine located in Hunter Valley, New South Wales, Australia and is accessible by railway. Austar Coal Mine covers an area of 63.0 square kilometers. Austar Coal Mine was constructed in 1998 and commenced commercial production in 2000.

In 2003, an underground fire occurred at Austar Coal Mine when it was still owned by Southland Coal Pty Limited, resulting in the closure of the mine. On December 24, 2004, we acquired the entire interest in the Austar Coal Mine for approximately AUD32.0 million from Southland Coal Pty Limited, an independent third party.

We invested approximately AUD230.3 million in the reconstruction, capacity expansion and technology upgrade of Austar Coal Mine in 2005, which included funding for equipment and machinery. After we completed the foregoing investment in Austar Coal Mine, the mine resumed commercial production in October 2006.

Austar Coal Mine produces semi-hard coking coal. The average thickness of the main coal seam of Austar Coal Mine is 5.30 meters. As of December 31, 2009, the mine’s total recoverable reserves were approximately 44.6 million tonnes. we principally use the fully-mechanized caving method to extract coal from one work-face.

The main equipment used in Austar Coal Mine is the heavy-medium cyclone machine. These heavy-medium cyclone machines are manufactured in Australia.

We have not contracted the mining operations at Austar to a third-party mining contractor. The operations at Austar Coal Mine are powered by electricity from local power grids. We ship the coal products from the Austar Coal Mine to Newcastle Port via railway.

Yarrabee Coal Mine. Yarrabee Coal Mine is an open pit mine located in Bowen Basin, Queensland, Australia and is accessible by railway. Yarrabee Coal Mine covers an area of 34 square kilometers. Yarrabee Coal Mine was constructed in 1981 and commenced commercial production in 1982.

Felix wholly owns Yarrabee Coal Mine. The designed annual capacity of Yarrabee Coal Mine is 1.7 million tonnes. Yarrabee Coal Mine mainly produces PCI. The average thickness of the main coal seam of Yarrabee Coal Mine is 3.2 to 4 meters. As of December 31, 2009, the mine’s total recoverable reserves were approximately 39.1 million tonnes. We use shearers to conduct surface mining at Yarrabee Coal Mines.

Yarrabee Coal Mine has a coal preparation plant. The main pieces of equipment used in the coal preparation plant are heavy-medium cyclone machines and floating separation machines, which are manufactured in Australia.

We have not contracted the mining operations at Yarrabee Coal Mine to third-party mining contractors. The operations at Yarrabee Coal Mine are powered by electricity from local power grids. We ship the coal products from the Yarrabee Coal Mine to Gladstone Port via railway.

Minerva Coal Mine. Minerva Coal Mine is an open pit mine located in Bowen Basin, Queensland, Australia and is accessible by railway. Minerva Coal Mine covers an area of 1,558 square kilometers. Minerva Coal Mine was constructed in 2004 and commenced commercial production in 2005.

Felix holds 51% of the equity interest in Minerva Coal Mine through Proserpina Coal Pty Ltd. The designed annual capacity of Minerva Coal Mine is 2.8 million tonnes. Minerva Coal Mine mainly produces thermal coal. The average thickness of the main coal seam of Minerva Coal Mine is 0.6 to 3.2 meters. As of December 31, 2009, the mine’s total recoverable reserves were approximately 25.2 million tonnes, of which approximately 12.9 million tonnes was attributable to us pursuant to our shareholding percentage. We use shearers to conduct surface mining at Minerva Coal Mine.

Minerva Coal Mine does not have a coal preparation plant. We separate raw coal and then transport it to customers. We have not contracted the mining operations at Minerva Coal Mine to a third-party mining contractor. The operations at Minerva Coal Mine are powered by electricity from local power grids. We ship the coal products from the Minerva Coal Mine to Gladstone Port via railway.

Ashton Coal Mine. Ashton Coal Mine has both an underground mine and an open pit mine located in Hunter Valley, New South Wales, Australia and is accessible by railway. Ashton Coal Mine covers an area of 10.38 square kilometers. The open-pit and underground mines of Ashton Coal Mine were constructed in 2003 and commenced commercial production in 2004.

Felix holds 60% of the equity interest in Ashton Coal Mine through White Mining (NSW) Pty Limited. The designed annual capacity of Ashton Coal Mine is 5.6 million tonnes, of which the annual capacity of the underground mine is 3.0 million tonnes and the annual capacity of the open-pit mine is 2.7 million tonnes. Ashton Coal Mine mainly produces semi-soft coking coal. The average thickness of the main coal seam of the open-pit mine and the underground mine of Ashton Coal Mine are 2.14 to 2.26 and 1.7 to 2.4 meters, respectively. As of December 31, 2009, the mine’s total recoverable reserves were approximately 92.1 million tonnes, of which approximately 55.2 million tonnes was attributable to us pursuant to our shareholding percentage. We principally use the longwall operation to extract coal from the underground coal seam and shearers to conduct surface mining at the open-pit mine of Ashton Coal Mine.

The main pieces of equipment used in the coal preparation plant of Ashton Coal Mine are heavy-medium cyclone machines and floating separation machines, which are manufactured in Australia. We have not contracted the mining operations at Ashton Coal Mine to a third-party mining contractor. The operations at Ashton Coal Mine are powered by electricity from local power grids. We ship the coal products from the Ashton Coal Mine to Newcastle Port via railway.

Moolarben Coal Mine. Moolarben Coal Mine has both an underground mine and an open pit mine located in Hunter Valley, New South Wales, Australia and is accessible by railway. Moolarben Coal Mine covers an area of 17.4 square kilometers. The open-pit mine of Moolarben Coal Mine was constructed in 2009 and commenced commercial production in May 2010, while the construction of the underground mine of Moolarben Coal Mine will be completed in 2012 and commence commercial production in 2013.

Felix holds 80% of the equity interest in Moolarben Coal Mine through Moolarben Coal Mines Pty Limited. The designed annual capacity of Moolarben Coal Mine is 16.0 million tonnes, of which the annual capacity of the underground mine is 12.0 million tonnes and the annual capacity of the open-pit mine is 4.0 million tonnes. Moolarben Coal Mine mainly produces thermal coal. The average thickness of the main coal seam of the open-pit mine of Moolarben Coal Mine is 5.5 to 11.66 meters. As of December 31, 2009, the mine’s total recoverable reserves were approximately 356.8 million tonnes, of which approximately 258.4 million tonnes was attributable to us pursuant to our shareholding percentage. We principally use the longwall operation to extract coal from the underground coal seam and shearers to conduct surface mining at the open-pit mine of Moolarben Coal Mine.

Moolarben Coal Mine has a coal preparation plant. The main pieces of equipment used in the coal preparation plant are heavy-medium cyclone machines and floating separation machines, which are manufactured in Australia.

We have not contracted the mining operations at Moolarben Coal Mine to a third-party mining contractor. The operations at Moolarben Coal Mine are powered by electricity from local power grids. We ship the coal products from the Moolarben Coal Mine to Newcastle Port via railway.

Mining Rights

Mining Rights for Nantun, Xinglongzhuang, Baodian, Dongtan and Jining II

According to the approval from the State-owned Supervision Department and the Coal Industry Supervision Department that was obtained at the establishment of the Company, the Mining Agreement entered into with Yankuang Group in 1997 and its supplemental agreement, we undertook to make ten annual payments of approximately RMB13.0 million to Yankuang Group beginning 1997 as compensation for the depletion of the coal resources at the coal mines at Nantun, Xinglongzhuang, Baodian, Dongtan and Jining II. If the State implements new regulations after the initial ten years, the compensation would be adjusted accordingly. By 2007, we had made total payments of RMB130.0 million.

In September 2006, the State Council approved the Implementation Plan for the Compensation System Reform Testing in relation to Deepening Coal Resources as jointly promulgated by the Finance Department, Ministry of Land and Resources and the National Development and Reform Commission. According to the implementation plan, enterprises that obtain mining rights as a result of state-funded exploration must pay mining right fees based on the valuation of the remaining reserves. Shandong Province is subject to this mining right fee. As of the date of this annual report, there remains uncertainty on the detailed rules of the implementation plan regarding the use of mining rights in Shandong Province.

Since 2008, we have made provisions of RMB5 per tonne of coal extracted to cover any resource compensation fees that may arise from the mining rights of the five foregoing coal mines, in anticipation of Shandong Province’s implementation of detailed rules for resource compensation fees. For the year ended December 31, 2009, our provisions for resource compensation fees for the five mines was approximately RMB135.8 million.

Jining III Coal Mine

Pursuant to the Jining III Coal Mine Acquisition Agreement dated August 4, 2000 that we entered into with Yankuang Group, the consideration for the mining right of Jining III Coal Mine is approximately RMB132.5 million, which will be paid to Yankuang Group in ten equal interest-free annual installments commencing from 2001. During 2009, we paid RMB13.2 million to Yankuang Group.

Austar Coal Mine

We obtained an exploration license for Austar Coal Mine from the NSW Department of Primary Industries in 2005. Pursuant to the underlying Asset Sale Agreement, we are obligated to pay AUD4.0 million after obtaining the exploration license to the new exploration site adjacent to the Austar Coal Mine.

Tianchi Coal Mine

We acquired Shanxi Nenghua for RMB748.3 million, of which RMB136.6 million was consideration for the mining right of Tianchi Coal Mine.

Zhaolou Coal Mine

We purchased the mining rights of Zhaolou Coal Mine for RMB747.3 million in 2008.

Felix Coal Mines

We acquired the entire equity interest in Felix for RMB20,428.0 million. The fair market value of our attributable reserves and attributable resources was AUD2,845.2 million.

Railway Assets

The assets in our railway transportation business, consist of 13 diesel locomotives, 18 steam locomotives, 362 rail cars, and approximately 204 kilometers of railway tracks constructed for coal transportation that connect most of our coal mines with Yankuang Group and Zouxian Power Plant, which is located in Jining City, Shandong Province. The railway network also connects to two of major national railways, namely, the Beijing-Shanghai Railway and Yanzhou-Shijiugang Railway. As of December 31, 2009, our railway transportation business employed approximately 4,000 employees.

Methanol and Cogeneration Power Plants

Yulin Nenghua. We have constructed a 600,000 tonne methanol plant in Shaanxi Province, which is operated by our subsidiary, Yulin Nenghua. The primary pieces of equipment at the methanol plant include boilers, steam turbines, air compressors and booster set, GEA air-cooler exchangers, gasifiers and gasification compressors, synthetic compressors, methanol synthetic gas cold reactor, methanol synthetic water cold reactor and propylene refrigeration compressors. Yulin Nenghua also operates a supporting power plant with an installed capacity of 60 megawatts.

Tianhao Chemicals. We have constructed a 100,000 tonne methanol plant and a supporting power plant in Xiaoyi City of Shanxi Province through our subsidiary, Tianhao Chemicals. The primary pieces of equipment in the methanol plant include low pressure wet type spiral gas cabinets, coke oven gas compressors, reformers and converters.

Hua Ju Energy. Hua Ju Energy is headquartered in Zoucheng City, Shandong Province. Hua Ju Energy owns and operates six cogeneration power plants, each of which is able to supply electric power and heat to our coal mine in its proximity. The power plants consist of Nantun power plant, Xinglongzhuang power plant, Baodian power plant, Dongtan power plant, Jining II power plant and Jidongxincun power plant. The aggregate installed capacity of these six power plants is 144 megawatts and the annual power generation capacity and heat supply capacity are 1.0 to 1.1 billion kilowatt-hours and 1.0 to 1.2 million steam tonnes, respectively. The main pieces of equipment used at Hua Ju Energy includes energy conversion CFB boilers and extraction and condensing steam turbines.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

There are no unresolved staff comments from the Securities Exchange Commission.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the information set forth in our consolidated financial statements, together with the related notes, included in this annual report.

A.	Operating Results

During the period covered by this annual report, our five business segments consist of:

•	coal business;

•	railway transportation business;

•	coal chemical business;

•	electric power business; and

•	heat supply business.

Coal Business

We are primarily engaged in the production of coal, which involves the mining, preparation and processing of coal. Our high quality coal products primarily include steam coal used by power plants and coking and pulverized coal for blast furnace injections at metallurgical mills. Our domestic customers are predominately power plants, metallurgical mills and chemical manufacturers located in the economically more developed Eastern China. We also export a portion of our coal from our PRC and Australian operations to international customers located in Japan, Korea and other countries.

In 2009, we produced 36.3 million tonnes of raw coal, and sold 38.0 million tonnes of coal, which included approximately 2.1 millions tonnes of coal that was purchased externally for trading. Our net sales of coal in 2007, 2008 and 2009 were RMB14,656.9 million, RMB24,048.8 million and RMB19,133.9 million, representing 98.6%, 98.6% and 96.4% of our total net sales, respectively. Domestic net sales of coal accounted for 89.8%, 91.1% and 92.4% and overseas net sales of coal conducted by Yancoal Australia or through export agents in China accounted for 8.8% 7.5%, and 5.7% of our total net sales during 2007, 2008 and 2009, respectively. In 2009, our inter-segment coal sales amounted to RMB169.2 million, which primarily consisted of sales to our power plants. For more information on segment revenues, inter-segment eliminations and segment balance sheet items, see Note 6 to our financial statements.

Our invoice amount of coal sold includes returns, discounts, sales related taxes, port fees and other fees and, in certain cases, transportation costs payable by customers. Gross sales of coal equals the amount of coal sold less returns, discounts and sales related taxes. Net sales of coal represent gross sales less port fees and other fees, and any transportation costs payable by customers. Sales taxes and other fees consist primarily of business tax paid at 5% of our revenue and city construction tax and education surcharge calculated at 7% and 3%, respectively, on the total amount of our VAT payable and business tax payable. We also pay a local resource tax based on our coal consumption at the rate of RMB3.6 per tonne in Shandong Province and RMB3.2 per tonne in Shanxi Province to the local tax bureau.

Railway Transportation Business

We also own a railway network spanning over 200 kilometers, which we use primarily to transport coal. To facilitate our production and sales of coal, we provide railway transportation services to our customers, Yankuang Group and other independent parties. In 2009, we transported a total of 19.9 million tonnes of goods on our railway network, compared to 19.2 million tonnes in 2008 and 17.9 million tonnes in 2007.

Our railway transportation service income represents revenue generated for the delivery of (i) coal purchased from us on an ex-mine basis, an arrangement where customers separately bear the transportation cost of coal and (ii) goods other than coal on behalf of customers who engage us exclusively for our railway transportation services. In 2009, our railway transportation service income totaled RMB258.4 million, of which inter-segment sales to our coal mining segment amounted to RMB61.5 million.

Coal Chemical Business

Our coal chemical operations consist primarily of the production and sale of methanol. The 600,000 methanol plant of Yulin Nenghua commenced operations in August 2009 and produced 190,000 tonnes of methanol in 2009, of which 178,000 tonnes were sold to generate net sales of RMB239.6 million.

Production at the 100,000 tonne methanol plant of Tianhao Chemicals was significantly curtailed in 2009 because its exclusive third-party supplier of a coke oven waste gas, a key raw material that is supplied via transmission pipelines, could not provide a steady supply of the raw material. In 2009, Tianhao Chemicals produced 9,000 tonnes and sold 12,000 tonnes of methanol, including inventory from the prior year, generating net sales of RMB19.2 million.

Electric Power Business

We own and operate eight power plants, which generate electric power primarily for internal use and, to a lesser extent, external sales. The cogeneration power plants operated by Hua Ju Energy are able to generate both electric power and heat. In 2009, Hua Ju Energy, Yulin Nenghua and Shanxi Nenghua generated a total of 1,201.2 million kWh of electricity and sold 562.3 million kWh of the same in external sales. In 2009, our electric power business generated RMB185.6 million in revenue.

Heat Supply Business

We commenced our heat supply business, which consists of the production and sale of heat supply following our acquisition of Hua Ju Energy’s cogeneration power plants in 2009. Although the substantial majority of heat energy produced by Hua Ju Energy is intended to be consumed internally by our coal mines, we generated net sale of RMB13.3 million from selling approximately 0.1 million steam tonnes of heat to third-party customers.

The following table sets forth our income statement and the percentage of each line item to our total revenue:

	2007		2008		2009
	RMB million	%	RMB million	%	RMB million	%
Total revenue	15,110.5	100.0	24,903.1	100.0	20,253.4	100.0
Gross sales of coal	14,906.7	98.7	24,557.5	98.6	19,537.2	96.5
Railway transportation service income	203.7	1.3	247.2	1.0	258.4	1.3
Gross sales of electric power	—	—	59.8	0.2	185.6	0.9
Gross sales of methanol	—	—	38.6	0.2	258.9	1.3
Gross sale of heat supply	—	—	—	—	13.3	0.1
Transportation costs of coal	(549.8)	(3.6)	(508.7)	(2.0)	(403.3)	(2.0)
Cost of sales and service provided	(7,331.9)	(48.5)	(11,816.8)	(47.5)	(10,170.5)	(50.2)
Cost of electric power	—	—	(88.3)	(0.4)	(188.9)	(0.9)
Cost of methanol	—	—	(37.8)	(0.2)	(352.9)	(1.7)
Cost of heat supply	—	—	—	—	(7.4)	0.0

Gross profit	7,228.7	48.5	12,451.5	50.0	9,130.4	45.2
Selling, general and administrative expenses	(2,854.7)	(18.9)	(3,832.0)	(15.4)	(3,820.2)	(18.9)
Share of income (loss) of an associate	(2.4)	(0.02)	(67.4)	(0.2)	109.7	0.5
Other income	198.9	1.3	351.5	1.4	311.0	1.5
Interest expense	(27.2)	(0.2)	(38.4)	(0.2)	(45.1)	(0.2)

Profit before income taxes	4,543.3	30.1	8,865.2	35.6	5,685.8	28.1
Income taxes	(1,315.5)	(8.7)	(2,385.6)	(9.6)	(1,553.3)	(7.7)

Profit for the year	3,227.8	21.4	6,479.6	26.0	4,132.5	20.4

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Total revenue

Our total revenue in 2009 decreased RMB4,649.7 million, or 18.7%, to RMB20,253.4 million. Our gross sales of coal, which accounted for 96.5% of our revenue in 2009, decreased RMB5,020.3 million, or 20.4%, to RMB19,537.2 million in 2009. The decrease in gross sales of coal was primarily due to a decrease in the average selling price of our coal products partly offset by a slight increase in sales volume. The average price of our Company’s coal products decreased 20.7% in 2009 compared with our average price in 2008 as a result of weak market conditions in China and worldwide. The decrease in average selling prices resulted in a RMB4,553.2 million decline in net sales. Our sales volume of coal products increased 1.2% from 37.6 million tonnes in 2008 to 38.0 million tonnes in 2009.

Our railway transportation service income was RMB258.4 million in 2009, representing an increase of RMB11.2 million, or 4.5%, reflecting a 0.7 million tonne, or 3.7%, increase in the volume of goods transported. We ramped up production significantly in our electric power and coal chemical operations and generated RMB185.6 million and RMB258.9 million from these businesses, respectively in 2009. The increase in coal chemical sales was attributable to Yulin Nenghua’s methanol plant, which commenced production in August 2009 and generated net sales of RMB239.6 million. The acquisition of Hua Ju Energy significantly increased our external sales of electricity, which generated revenue of RMB150.4 million in 2009. We also began the production and sale of heat supply in 2009 and generated 13.3 million from this new business in the same year.

Transportation costs of coal

Transportation costs of coal primarily consist of railway, waterway and roadway transportation costs charged by carriers who deliver our coal products to our customers. Our transportation costs of coal decreased RMB105.4 million, or 20.7%, to RMB403.3 million in 2009. The decrease was primarily due to a decrease in the volume of coal that was shipped through ports to domestic and overseas customers, both of which involve the incurrence of port fees and railway transportation costs for using the PRC national railway network to deliver coal to ports.

Cost of sales and service provided

Our cost of sales and service provided represents the costs of our coal business and railway transportation business, which primarily consists of materials, wages and employee benefits, depreciation and amortization expenses, land subsidence, restoration, rehabilitation and environmental costs and cost of traded coal. In 2009, our total cost of sales and service provided decreased RMB1,646.3 million, or 13.9%, to RMB10,170.5 million.

The decrease was primarily due to a decrease in land subsidience, restoration, rehabilitation and environmental costs of RMB1,541.4 million and a RMB732.8 million decrease in the amount of coal that we purchased for trading purposes, partly offset by a RMB656.8 million increase in wages and employee benefits and a RMB379.0 million increase in depreciation expenses, which is in line with our increase in plant, property and equipment.

Cost of electric power

Our cost of electric power operations primarily represents raw material and labor costs. 2009 marked the first full year of operations of our electric power business, which commenced operations in September 2008. Our cost of power generation increased significantly from RMB88.3 million in 2008 to RMB188.9 million in 2009, primarily due to costs of RMB121.5 million associated with Hua Ju Energy’s external sales of electric power.

Cost of methanol

Our cost of methanol primarily represents raw materials, labor costs and other manufacturing overhead. We commenced production at a 600,000 tonne methanol plant in August 2009, which increased our production capacity and volume significantly. Our cost of methanol production increased more than eightfold from RMB37.8 million in 2008 to RMB352.9 million in 2009, reflecting the significant growth in our production volume.

Cost of heat supply

The primary costs in our heating business consists of raw materials and labor. We incurred RMB7.4 million in costs for our heat supply business.

Selling, general and administrative expenses

Our selling, general and administrative expenses was RMB3,820.2 million in 2009, representing a decrease of RMB11.8 million, or 0.3%, from RMB3,832.0 million in 2008. Our selling, general and administrative expenses were reduced because we did not have any foreign exchange losses in 2009, the effects of which were offset by (i) an increase in property management fees of RMB91.7 million, (ii) an increase in depreciation of RMB53.9 million and (iii) an increase in repair and maintenance of RMB49.5 million.

Share of income of an associate

Our share of income from our investment in Huadian Zouxian Power Generation Company Limited was RMB109.8 million, compared with our share of loss of RMB67.4 million in 2008. Our associated company’s profitability were primarily the result of decrease in steam coal prices in 2009.

Other income

Our other income decreased RMB40.5 million, or 11.5%, to RMB311.0 million in 2009. In 2008, we had a one-off recovery of RMB132.2 million in interest income from a legal proceeding. Our decrease in other income in 2009 was partly offset by an increase in interest income from bank deposits of RMB44.6 million and an increase in government grants of RMB26.3 million.

Interest expenses

Our interest expenses increased RMB6.7 million, or 17.4%, from RMB38.4 million in 2008 to RMB45.1 million in 2009. The increase was primarily due to an increase in interest expenses of RMB13.6 million on discounted bills receivable and a decrease in interest expenses of RMB6.2 million on bank borrowings.

Profit before income tax

As a result of the foregoing, our profit before income taxes decreased RMB3,179.4 million, or 35.9%, from RMB8,865.2 million in 2008 to RMB5,685.8 million in 2009.

Income tax expenses

Our income tax expenses decreased RMB832.3 million, or 34.9%, to RMB1,553.3 million in 2009. The decrease primarily reflected a decrease in our taxable income.

Profit for the year

As a result, our profit for the year decreased RMB2,347.1 million, or 36.2%, from RMB6,479.6 million in 2008 to RMB4,132.5 million in 2009.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

Total revenue

Our total revenue in 2008 increased RMB9,792.6 million, or 64.8%, to RMB24,903.1 million, primarily due to the increase in the revenue from coal products segment. In addition, the increase in our railway transportation service income and, to a lesser extent, our gross sales of methanol and electricity power also contributed to the increase in our total revenue.

Our gross sales of coal increased RMB9,650.8 million, or 64.7%, to RMB24,557.5 million in 2008. The increase in gross sales of coal was primarily due to the increased average selling price of our coal products as well as, to a lesser extent, the increase in the sales volume of coal. The average price of our Company’s coal products increased 56.6% in 2008 compared with our average price in 2007. The increase in the average selling price of our coal product reflected the increase in domestic coal prices, which was consistent with the significant price increases in the international coal market in the first three quarters of 2008 and strong domestic demand growth. Total sales volume of our coal products increased 7.0% from 35.1 million tonnes to 37.6 million tonnes, which primarily consisted of the coal products we purchased from external sources for resale purposes, due to strong market demand. Prior to the significant increase in our revenue generated from the sales of externally purchased coal in 2008, which amounted to approximately RMB1,889.0 million, we record such revenue under other income in our income statement. The amount of gross sales of externally purchased coal in 2007 and 2006 were approximately RMB395.8 million and RMB347.9 million, respectively. No reclassification for previous periods has been made because of immateriality.

Our railway transportation service income was RMB247.2 million in 2008, representing an increase of RMB43.5 million, or 21.3%, from RMB203.7 million in 2007. The increase was primarily due to an approximate 2.1 million tonne increase in the coal transported on our railway network for coal sales where transportation expenses were borne by customers.

In 2008, we generated RMB38.6 million and RMB59.8 million from our new methanol and electric power businesses, respectively. Revenue from these two businesses collectively did not represent a significant portion of our total revenue in 2008. However, we did not commence methanol production until the last quarter of 2008 and expect methanol sales to increase in future periods when the domestic methanol market recovers.

Transportation costs of coal

Transportation costs of coal primarily consist of railway, waterway and roadway transportation costs charged by carriers who deliver our coal products to our customers. Our transportation costs of coal decreased RMB41.1 million, or 7.5%, from RMB549.8 million in 2007 to RMB508.7 million in 2008. The decrease was primarily due to the decrease in our export sales conducted from China, for which we bear the transportation costs of delivering our coal products on the PRC national railway network to ports.

In transactions where the invoice amount includes transportation costs payable by customers, such transportation costs are deducted from the invoice price to calculate net sales of coal. Net sales of coal increased RMB9,691.9 million, or 67.5%, to RMB24,048.8 million in 2008 primarily due to the increase in our gross sales of coal and the decrease in transportation costs of coal.

Cost of sales and service provided

Our cost of sales and service provided represents the direct costs of our coal production and transportation services, which primarily consists of materials costs, wages and employee benefits, depreciation and amortization expenses, land subsidence, restoration, rehabilitation and environmental costs and cost of traded coal. In 2008, our total cost of sales and service provided increased RMB4,484.9 million, or 61.2%, to RMB11,816.8 million.

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

The cost per tonne of the Company’s coal products based on the net sales of coal was RMB274.4 in 2008, representing an increase of RMB78.4, or 40.0%, compared with RMB196.0 in 2007. This increase in cost per tonne of coal sold was mainly attributable to (i) the increase in land subsidence ground structure compensation expenses due to government policy changes in 2008 that increased the basis for calculating compensation and reclamation costs and enlarged the area surrounding our mining sites that is subject to reclamation and (ii) the increase in restoration and rehabilitation costs and ancillary compensation, such as the costs of relocating inhabitants and compensating them for their property losses. See “— G. Critical Accounting Policies — Provision for Land Subsidence, Restoration, Rehabilitation and Environmental Costs”. Our cost per tonne of coal also increased because of the increase in cost of materials resulting from higher commodity prices and the increase in employee wages.

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

Other income

Our other income increased RMB152.6 million, or 76.7%, to RMB351.5 million in 2008 from RMB198.9 million in 2007. The increase was primarily due to the RMB132.2 million increase in interest income we recovered from a defaulted entrusted loan and the RMB39.4 million increase in interest income from bank deposits. Our other income in 2007 included the net profit of our sales of externally purchased coal in 2007, calculated by gross sales of externally purchased coal net of cost for externally purchased coal and other relevant costs and expenses, was approximately RMB20.0 million. Sales of externally purchased coal in 2008 included in gross sales of coal. See “— Total revenue” above.

Interest expenses

Our interest expenses increased RMB11.1 million, or 40.9%, from RMB27.2 million in 2007 to RMB38.4 million in 2008. The increase was primarily due to the interest payments of approximately RMB12.0 million for bank borrowings of Yancoal Australia, which was repaid before December 31, 2008.

Profit before income tax

As a result of the foregoing, our profit before income taxes increased RMB4,321.9 million, or 95.1%, from RMB4,543.3 million in 2007 to RMB8,865.2 million in 2008.

Income tax expenses

Our income tax expenses increased RMB1,070.1 million, or 81.3%, to RMB2,385.6 million in 2008 despite the enactment of a new income tax law on January 1, 2008 that lowered our tax rate from 33% to 25%. The increase primarily reflected a 95.1% increase in our taxable income. The increase has been partially offset by an increase in deferred tax assets arising from an increase in temporary difference in respect of unpaid provision of salaries and wages and provision of compensation fees for mining rights and land subsidence, restoration, rehabilitation and environment costs, which were charged but not paid as of the end of the year.

Profit for the year

As a result, our profit for the year increased RMB3,251.8 million, or 100.7%, to RMB6,479.6 million in 2008 from RMB3,227.8 million in 2007.

B.	Liquidity and Capital Resources

Our principal sources of liquidity in 2009 were bank borrowings and the cash generated from our operating activities. In 2009, we primarily used cash to fund our acquisitions of Felix and Hua Ju Nenghua, construction of Zhaolou Coal Mine and Yulin Nenghua’s methanol plant, establishment of Ordos Nenghua, purchases of property, plant and equipment, working capital and distribution of dividends to shareholders.

Cash Flows

The following table sets forth a summary of our cash flow for the indicated periods:

	Year Ended December 31,
	2007	2008	2009
		(RMB’000)
Net cash from operating activities	4,558,649	7,095,477	6,520,131
Net cash used in investing activities	(3,790,945)	(2,091,489)	(24,842,938)
Net cash from (used in) financing activities	(1,018,699)	(921,668)	18,503,741
Net increase/ (decrease) in cash and cash equivalents	(250,995)	4,082,320	180,934
Cash and cash equivalents as of end of year	4,424,561	8,439,578	8,522,399

Cash Flow From Operating Activities

Net cash from operating activities represents cash generated from operations after income taxes, interest and dividend income. Cash generated from operations consisted of profit before income taxes adjusted for certain non-cash items, including depreciation, certain interest expenses and income, amortization and our share of investment in an associate company and cash generated from other activities.

Net cash from operating activities was RMB6,520.1 million in 2009 and consisted of profit before income taxes of RMB5,685.8 million, adjustments for non-cash items of RMB1,652.3 million and cash provided by working capital and other activities of RMB621,000. Adjustments for non-cash items primarily consisted of depreciation of property, plant and equipment of RMB1,793.3 million, partially offset by interest income of RMB187.6 million and our share of income of an associate of RMB109.8 million. In addition, changes in working capital activities primarily consisted of (i) an increase in movement in land subsidence, restoration, rehabilitation and environmental cost of RMB1,109.7 million and (ii) an increase in other payables and accrued expenses of RMB622.1 million. These increases were partially offset by an increase in bills and accounts receivable of RMB1,416.6 million due to an increase in coal purchases settled through acceptance bills.

Net cash from operating activities was RMB7,095.5 million in 2008 and consisted of profit before income taxes of RMB8,865.2 million, adjustments for non-cash items of RMB1,285.3 million and cash used in working capital and other activities of RMB1,093.9 million. Adjustments for non-cash items primarily consisted of depreciation of property, plant and equipment of RMB1,140.8 million, partially offset by interest income of RMB275.2 million. In addition, changes in working capital activities primarily consisted of (i) an increase in prepayments and other current assets of RMB1,242.0 million, (ii) an increase in inventories of RMB405.2 million, and (iii) an increase in bills and accounts receivable of RMB217.0 million. These increases were partially offset by an increase in movement in land subsidence, restoration, rehabilitation and environmental cost of RMB431.3 million and an increase in bills and account payable of RMB263.8 million.

Cash Flows From Investing Activities

Net cash used in investing activities was RMB24,842.9 million in 2009. Net cash used in investing activities primarily consisted of (i) our acquisition of Felix for cash of RMB19,558.5 million, (ii) capital expenditures of RMB2,133.7 million in property, plant and equipment, (iii) an increase in term deposits of RMB1,971.4 million and (iv) our purchase of equity interest in Hua Ju Energy for RMB761.7 million.

Net cash used in investing activities was RMB2,091.5 million in 2008. Net cash used in investing activities primarily consisted of capital expenditures of RMB2,027.0 million for property, plant and equipment and RMB747.3 million for our acquisition of mining right in Zhaolou Coal Mine. Cash used in investing activities was partially offset by a decrease in other loan receivables of RMB640.0 million resulting from our recovery of the principal amount of the entrusted loan that was in default and a decrease in term deposits of RMB141.6 million.

Cash Flows From Financing Activities

Net cash from financing activities in 2009 was RMB18,503.7 million and primarily consisted of bank borrowings of RMB20,757.7 million that we obtained to fund the acquisition of Felix, partially offset by cash dividend payments of RMB1,967.4 million.

Net cash used in financing activities in 2008 was RMB921.7 million, reflecting primarily dividend payments of RMB836.1 million and the repayment of bank borrowings of RMB72.0 million.

Working Capital and Liabilities

We have historically maintained sufficient working capital for our operations. Our principal source of cash in 2009 was bank borrowings to fund a significant acquisition and cash generated from operating activities.

As of December 31, 2009, our current assets exceed our current liabilities by RMB9,590.5 million. Our current assets increased by RMB5,006.6 million primarily as a result of a RMB2,063.3 million, or 178.9%, increase in term deposits and a RMB1,746.7 million increase in bills and accounts receivable because of an increase in coal purchases settled through acceptance bills. Our current liabilities increased by RMB5,113.4 million from RMB5,297.0 million in 2008 to RMB10,410.4 million in 2009. The significant increase in current liabilities was primarily due to the increase in other payables and accrued expenses of RMB1,743.6 million, the increase in borrowing due within a year of RMB1,516.1 million and the increase in provisions for land subsidence, restoration, rehabilitation and environmental costs of RMB1,113.1 million.

As of December 31, 2009 and 2008, we had cash and cash equivalents of RMB8,522.4 million and RMB8,439.6 million, respectively. As of December 31, 2009, our total cash and cash equivalent denominated in Renminbi amounted to RMB6,723.2 million and our total cash and cash equivalent denominated in U.S. dollars, Hong Kong dollars, Australian dollars, Pound Sterling and Euro amounted to RMB1,799.2 million.

As of December 31, 2009, our outstanding bank borrowings increased significantly to RMB22,509.8 million from RMB258.0 million as of December 31, 2008. The increase primarily reflected loans amounting to RMB20,757.7 million (USD3,040.0 million) that we obtained for the acquisition of Felix. The maturity profile of our bank borrowings as of the indicated dates was as follows:

	As of December 31,
	2008	2009
	(RMB’000)
Less than one year	82,000	1,598,113
One to three years	44,000	8,347,091
Three to five years	44,000	12,498,637
More than five years	88,000	66,000
Total	258,000	22,509,841

As of December 31, 2009, the interest rate relating to our bank borrowings ranges from 4.02% to 7.6% per annum, which will be subject to adjustment based on the interest rate set by the People’s Bank of China (“PBOC”), LIBOR and BBSY. As of the date of this annual report, our bank borrowings were denominated in Renminbi and U.S. dollars. The interest expenses and exchange rate fluctuations associated with our bank borrowings may impair our future profitability.

We expect that cash from operations, which is expected to increase following our integration of the coal resources owned by Felix, and bank borrowings will be sufficient to meet our operating cash flow requirements, although certain events that materially and adversely affect our operating results may also have a negative impact on our liquidity.

Capital Expenditure

Our principal capital expenditure, which was incurred for the purchase and construction of property, plant and equipment increased by RMB4,321.6 million, or 209.2%, from RMB2,066.2 million in 2008 to RMB6,387.8 million in 2009. Our investments were primarily for the coal mines of Felix and the power plants of Hua Ju Energy in which we invested RMB3,546.9 million and RMB755.2 million, respectively.

Our estimated capital expenditure for 2010 is RMB4,085.2 million, which consist primarily of approximately RMB2,110.1 million for investment in the construction of Austar Coal Mine and the coal mines of Felix in Australia and approximately RMB1,174.6 million for purchases and the construction of property, machinery and equipment for our Six Coal Mines and railway transportation operations. We also plan to spend approximately RMB800.5 million on other development projects as follows: (i) RMB319.9 million for Zhaolou Coal Mine in Shandong Province; (ii) RMB302.8 million for the construction of Ordos Nenghua’s 600,000 tonne methanol facility; (iii) approximately RMB79.3 million for the power generating facilities of Hua Ju Energy; (iv) RMB72.7 million for Yulin Nenghua’s 600,000 tonne methanol facility in Shaanxi Province; and (v) approximately RMB25.8 million for Tianhao Chemicals’ 100,000 tonne methanol facility and Tianchi Energy’s coal mine in Shanxi Province. Considering the sufficiency in our cash flow and capital sources, we believe that we will have sufficient capital to satisfy our operational and development needs.

C.	Research and Development, Patents and Licenses, Etc.

One of our core strategies is to maintain our competitiveness through technology and innovation. We established 14 research and development teams, completed 81 technology projects, obtained 19 patents and were awarded with 88 technology advance prizes in 2009. At the same time, we focused on strengthening our environmental protection capabilities and improving our energy conservation technologies. As a result, we have achieved the environmental protection and energy conservation objectives stated in the 11th Five-Year Plan (2006 to 2010) one year in advance. Our expenditures for research and development were RMB79.0 million, RMB106.5 million and RMB46.3 million, in 2007, 2008 and 2009, respectively, accounting for 0.5%, 0.4% and 0.2%, respectively, of our total revenue for the same periods.

Our research and development efforts on mining technology have contributed to increases in our production. Our predecessor first adopted the longwall caving mining method in 1992. Thereafter, our research and development personnel concentrated on modifying and updating this method, taking into account the distinct geological conditions of our mining operations with a view to maximizing production. Largely because of our research and development personnel’s efforts, we have been able to:

•	increase production efficiency by utilizing mining extracting equipment with improved technology;

•	extend the length of certain longwall work-faces to approximately 300 meters, thereby reducing our costs for tunneling and supports;

•	reduce the number of coal pillars required to support mining areas and enhance our recovery rate for coal mining and thereby increase our coal production;

•	improve the roof support and auxiliary coal transportation systems of our mining systems to reduce costs; and

•

Complete two national technologically innovative projects entitled Research on the equipment supply and technology for fully mechanized top-coal caving work face with annual production of six million tonnes and Research on the technology to increase efficiency and scale of fully mechanized mining and the key equipment, respectively, as well as one key project entitled Research on the integrated equipment and technology of fully-automated information-based mechanized top-coal caving work face with annual production of six million tonnes, which successfully developed a two-pillar hydraulic shield support for a top-coal caving process. Our industry-leading technology for longwall caving mining is patented in the PRC, Australia and South Africa. We believe the use of our longwall caving extraction technology reduces the per tonne production cost of our operations.

Our principal strategy is to further strengthen our competitive advantage in core technologies. We intend to upgrade and improve our longwall caving extraction technology, fully-mechanized caving operations and related equipment as well as mining methods for medium and thick coal seams.

D.	Trend Information

Integration of Felix

The acquisition Felix is a key component of our growth and international expansion strategy. Following the integration of Felix’s business and assets with our pre-existing Australia operations, we intend to ramp up production at our Australian operations. Going forward, our Australian operations is expected to make substantial contributions to our total production volume and results of operations. Our ability to achieve our sales goals for our Australian operations will largely depend on our degree of success in realizing the anticipated benefits and synergies of the Felix acquisition.

Outlook for the Coal Market

Benefiting from the recovering global economy, demand for coal in 2010 will gradually increase and supply and demand will remain balanced in the domestic and international coal markets. The supply of coal available in China has generally been sufficient to satisfy demand, although coal supplies may be constrained in certain regions of China during particular periods. The combination of stable economic growth, the continuous implementation of a proactive fiscal policy and the generally relaxed monetary policy of the PRC will drive the strong growth of major coal consumption industries, which in turn will increase domestic coal demand at a stable pace. The gradual commencement of production at new coal mines combined with integrated mines in Shanxi Province, among other factors, will increase domestic coal supplies. Although coal transportation capacity has increased in recent years, effective supply of coal is still subject to the structural contradiction among production, transportation and demand.

The coal resources tax reform, environmental protection and energy saving guidance and acceleration of the restructuring of coal enterprises in specific provinces will provide strong support for coal prices. The integration of coal resources and the rapid formation of coal conglomerates will further accelerate the coal industry’s consolidation and enhance the competitiveness of large coal enterprises. With a gradual increase of demand in the international coal market and limited supply growth, coal prices are expected to increase. As the world economy continues to recover, energy demand is expected to increase steadily. India, Japan, Korea, Taiwan and other regions are expected to increase their import of coal. As China remains a net importer of coal, demand for coal in the Asia Pacific region will increase slightly. Among the major coal exporting countries in the world, Indonesia has increased its coal production capacity and its export volume continues to rise, while the coal production capacity and export volume of Vietnam has decreased. Due to the restrictions of port infrastructures, the growth of export capacity in Australia and South Africa has been limited. It is estimated that the supply of and demand for coal in the Asia Pacific will experience moderate growth, with demand increasing slightly faster than supply. Influenced by supply and demand dynamics, international coal price will remain current high levels and may continue to increase.

Our average selling price of coal is expected to increase in 2010 as compared with 2009. As of the date of this annual report, the Company has entered into sales contracts and letters of intent for 40.3 million tonnes of domestic coal sales, which included sales contracts for 10.0 million tonnes of coal with an average tax-inclusive price that represented an increase of 17.6% compared our average selling price in 2009. The remaining coal to be sold pursuant to the letters of intent will be priced based on prevailing market prices at the time of sale.

Outlook for the PRC Methanol Market

In 2010, we expect that supply will continue to exceed demand in the domestic methanol market, making material increases in methanol prices unlikely. The gradual increase in production capacities of existing methanol facilities and the construction of new methanol facilities in China coupled with an increase in the import of low-cost prime methanol, will further increase the domestic supply of methanol. Although demand for downstream methanol products such as dimethylether and acetic acid has increased, overall demand in the methanol market remains moderate. The methanol market is expected to remain stable as PRC government has accelerated plans to stimulate the petrochemical industry, which aims to eliminate outdated methanol facilities and promotes the use of methanol in fuel vehicles, together with measures that restrict the production capacity of methanol production enterprises. The increase in prices of input raw materials including coal and natural gas will provide strong support for methanol prices. Our methanol sales target for 2010 is 610,000 tonnes.

E.	Off-balance Sheet Arrangements

As of December 31, 2009, other than capital expenditure commitments, discussed in “B. Liquidity and Capital Resources” above, and contractual obligations, discussed in “F. Contractual Obligations” below, we did not have any off-balance sheet arrangements.

F.	Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2009:

	Payments Due by Period
	Total	Less than 1 Year	1 to 3 years	3 to 5 years	More than 5 years
			(RMB’000)
Contractual Obligations
Unsecured bank borrowings	176,000	22,000	44,000	44,000	66,000
Secured bank borrowings	21,677,138	919,410	8,303,091	12,454,637	—
Finance leases	656,703	656,703	—	—	—
Capital commitments for the acquisition of assets	716,196	716,196	—	—	—
Amounts due to Controlling Shareholder and its subsidiaries	757,882	757,882	—	—	—

Total	23,983,919	3,072,191	8,347,091	12,498,637	66,000

During 2006, we entered into a joint venture agreement with Chia Tai Company and Yushen Company to establish Yushuwan Coal Mine Company for the construction and operation of Yushuwan Coal Mine in Shaanxi Province. We will invest approximately RMB196.8 million to obtain a 41% equity interest in Yushuwan Coal Mine Company. As of December 31, 2009, we have made a deposit of RMB118.0 million in relation to this joint venture, and we are committed to investing a further RMB78.8 million.

Secured Bank Borrowings

In 2009, we incurred secured bank borrowings amounting to RMB20,757.7 million (USD3,040.0 million) for the acquisition of Felix. These borrowings are guaranteed by us and secured by a counter guarantee by Yankuang Group, see Note 36 to financial statements for more information on our secured borrowings.

Amounts due to Controlling Shareholder and its Subsidiaries

We acquired Jining III Coal Mine on January 1, 2001 pursuant to the Acquisition Agreement of Jining III Coal Mine, which we entered into with the Controlling Shareholder on August 4, 2000. Pursuant to the Jining III Acquisition Agreement, we agreed to purchase the mining rights of Jining III for approximately RMB132.5 million. This amount is to be paid to the Controlling Shareholder in ten interest-free equal annual installments beginning 2001. In 2009, we paid approximately RMB13.2 million to the Controlling Shareholder for the mining rights of Jining III Coal Mine.

Unsecured Bank Borrowings

Our RMB176.0 million balance of unsecured bank loan as of December 31, 2009 represented a borrowing obtained by Tianchi Energy, a subsidiary of Shanxi Nenghua, prior to our acquisition of Shanxi Nenghua. Tianchi Energy entered into a long-term loan agreement with the State Development Bank in 2006 to borrow RMB220.0 million. The initial interest rate on the loans was 6.12% per annum, which is subject to adjustments based on interest rates set by the PBOC. The outstanding balance as of December 31, 2008 carried an interest rate of 5.94% per annum. From 2008, the principal for the loan became payable in 20 installments over a period of 117 months, with each installment amounting to RMB11.0 million. Interest is calculated on a quarterly basis. The repayment of this loan is also guaranteed by Yankuang Group.

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

Amortization of Assets

Coal reserves, coal resources and rail access rights are amortized on a straight line basis or unit of production basis over the shorter of their useful lives and the contractual period. The expensing of overburden removal costs is based on saleable coal production over the estimated economically recoverable reserves. The useful lives are estimated on the basis of the total proven and probable reserves of a coal mine. Proven and probable coal reserve estimates are updated at regular basis and take into account each mine’s recent production and technical information.

Provision for Land Subsidence, Restoration, Rehabilitation and Environmental Costs

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

Impairment of Goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The determination of value in use requires the Company to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As of December 31, 2009, the carrying amount of goodwill was approximately RMB1,305.3 million. Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the raw materials price inflation during the budget period. Expected cash inflows/outflows have been determined based on past performance and management’s market development expectations.

Estimated Impairment of Property, Plant and Equipment

When there is impairment indicator, the Company takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. When actual future cash flows are less than expected, a material impairment loss may arise. In estimating the future cash flows, management take into account the recent production and technical advancements. As price and cost levels change from year to year, the estimate of future cash flows also changes. Notwithstanding that management has considered all the available information in making their impairment assessment, inherent uncertainty exists as to the conditions of mines and the environment, and actual write-offs may be higher than the estimated amount. As of December 31, 2009, the carrying amount of property, plant and equipment was approximately RMB18,877.1 million. In 2009, RMB14.2 million of construction in progress was written off as expenses.

Recent Changes in Accounting Pronouncements

In the current year, we have applied, for the first time, a number of new standards and interpretations, amended and revised standards and interpretations (“new IFRSs”) issued by the IASB and the International Financial Reporting Interpretations Committee (the “IFRIC”) of the IASB which are effective for our fiscal year beginning January 1, 2009:

IFRSs (Amendments)	Improvements to IFRSs 2008
IAS 1 (Revised)	Presentation of Financial Statements
IAS 23 (Revised)	Borrowing Costs
IFRS 1& IAS 27 (Amendments)	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
IFRS 7 (Amendment)	Improving Disclosures about Financial Instruments
IFRS 8	Operating Segments

The adoption of the New IFRS had no material effect on how the results and the financial position for the current or prior accounting years have been prepared. Accordingly, no prior period adjustment is required.

We have not applied the following new and revised standards, amendments or interpretations that have been issued but are not effective as of the date of this annual report.

IFRSs (Amendments)	Improvements to IFRSs 2009[1]
IAS 24 (Revised)	Related Party Disclosures[2]
IAS 27 (Revised)	Consolidated and Separate Financial Statements[3]
IAS 39 (Amendment)	Eligible Hedged Items[3]
IFRS 3 (Revised)	Business Combinations[3]
IFRS 9	Financial Instruments[4]
IFRSs (Amendments)	Improvements to IFRSs 2010[5]

(1)	Effective for annual periods beginning on or after July 1, 2009 and January 1, 2010, as appropriate
(2)	Effective for annual periods beginning on or after January 1, 2011
(3)	Effective for annual periods beginning on or after July 1, 2009
(4)	Effective for annual periods beginning on or after January 1, 2013
(5)	Effective for annual periods beginning on or after July 1, 2010 and January 1, 2011 as appropriate

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

IFRS 9 Financial Instruments introduces new requirements for the classification and measurement of financial assets and will be effective from January 1, 2013, with earlier application permitted. The standard requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be measured at either amortized cost or fair value. Specifically, debt investments that (i) are held within a business model whose objective is to collect the contractual cash flows and (ii) have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost. All other debt investments and equity investments are measured at fair value.

IAS 24 (Revised) clarifies and simplifies the definition of related party. It introduces certain exemptions on disclosure requirements in respect of transactions between government-related entities and government, and other government related entities.

Except for the abovementioned standards or interpretations, the Directors are evaluating the impact of application of other standards or interpretations on the Group’s future results and financial statements.

ITEM 6.	DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors, Supervisors and Senior Management

The following table sets forth selected information concerning our board of directors (“Board of Directors” or “Board”), board of supervisors and executive officers as of the date of this annual report. Pursuant to our Articles of Association, our Board of Directors consists of 13 directors, including one chairman, two vice chairmen, four independent directors and one employee director. All Directors serve three-year terms beginning their respective election date until the election of their respective successor.

As more than 50% of our voting power is held by the Controlling Shareholder, we are not required to have a majority of our Board be comprised of independent directors in reliance on the exemption provided under Section 303A of the NYSE Listing Rules.

The following table sets forth information on our directors, supervisors and executive officers:

Name	Age	Position at the Company	Date Term of Office Expires[1]
Directors

WANG Xin	52	Chairman	June 2011
GENG Jiahuai	59	Vice Chairman	June 2011
LI Weimin	49	Vice Chairman and General Manager	June 2011
SHI Xuerang	55	Director	June 2011
CHEN Changchun	57	Director	June 2011
WU Yuxiang	48	Director and Chief Finance Officer	June 2011
WANG Xinkun	57	Director and Deputy General Manager	June 2011
ZHANG Baocai	43	Director and Secretary of the Board of Directors	June 2011
DONG Yunqing	55	Director	June 2011

Independent Non-executive Directors
PU Hongjiu	73	Director	June 2011
ZHAI Xigui	67	Director	June 2011
LI Weian	53	Director	June 2011
WANG Junyan	39	Director	June 2011

Supervisors
SONG Guo	55	Chairman of Supervisory Committee	June 2011
ZHOU Shoucheng	57	Deputy Chairman of Supervisory Committee	June 2011
ZHANG Shengdong	53	Supervisor	June 2011
ZHEN Ailan	46	Supervisor	June 2011
WEI Huanmin	53	Employee Supervisor	June 2011
XU Bentai	51	Employee Supervisor	June 2011

Other Management Team
JIN Tai	59	Deputy General Manager	June 2011
ZHANG Yingmin	56	Executive Deputy General Manager	June 2011
HE Ye	52	Deputy General Manager	June 2011
LAI Cunliang	49	Deputy General Manager	June 2011
QU Tianzhi	47	Deputy General Manager	June 2011
TIAN Fengze	53	Deputy General Manager	June 2011
SHI Chengzhong	47	Deputy General Manager	June 2011
NI Xinghua	53	Chief Engineer	June 2011

(1)	The expiration of the term of office is generally the date of the shareholders’ meeting when a new session of the Board will be elected. Executives who retire in the interim are replaced at the next Board meeting.

Executive Directors

WANG Xin, a researcher in engineering technique application with a doctorate degree in engineering technology and an EMBA degree, has served as chairman of our Board since 2004. Mr. Wang is actively involved in Yankuang Group and serves as the vice chairman of the board, the general manager and the party committee deputy secretary for Yankuang Group. Mr. Wang joined the Company’s predecessor in 1982 and became a vice general manager of Yankuang Group in 2000. He was appointed a board director and vice general manager in 2002 and was promoted to the vice chairman of the board of directors and the general manager of Yankuang Group in 2003. Since 2007, he has been the party committee deputy secretary of Yankuang Group. He is a graduate of China University of Mining and Technology and Nankai University.

GENG Jiahuai, a researcher in engineering technique application with an EMBA degree, has served as a Director since 2002 and a vice chairman of our Board since 2004 and, at the same time, is the chairman of the board and the party committee secretary of Yankuang Group. From 1985 to 2002, Mr. Geng acted as the deputy director of Zibo Mining Bureau, the head of the Zibo Safety and Supervision Bureau and the director general of Zibo Mining Bureau. Mr. Geng joined Yankuang Group in 2002 and became the general manager and served as the vice chairman of the board of directors and the party committee deputy secretary of Yankuang Group. Mr. Geng was promoted to the chairman of the board of the directors and the party committee secretary of Yankuang Group in 2003. He is a graduate of Nankai University.

LI Weimin, a researcher in engineering technique applications and doctor of mining engineering and holder of an EMBA degree. Mr. Li has served as our general manager since July 2009 and was appointed the vice chairman of our Board in February 2010. Mr. Li joined the predecessor of the Company in 1982. In November 2002, Mr. Li was appointed as the manager of the Jining Coal Mine III. In August 2006, Mr. Li was appointed as the deputy chief engineer and the deputy head of the Safety and Supervision Bureau of Yankuang Group. In December 2007, Mr. Li was promoted to be the head of the Safety and Supervision Bureau of Yankuang Group. In May 2009, Mr. Li was appointed as the deputy general manager of Yankuang Group. He is a graduate of China University of Mining and Technology and Nankai University.

SHI Xuerang, a senior engineer with an EMBA degree, is a Director of our Board and deputy general manager of Yankuang Group. From 2001 to 2003, Mr. Shi acted as the deputy general manager of Xinwen Coal Mining Group Company Limited. He joined Yankuang Group as a deputy general manager in 2003 and was appointed a Director of the Company in 2005. He is a graduate of Nankai University.

CHEN Changchun, a senior accountant, has served as a Director of our Board since 2005 and a director, the chief accountant and the chief legal advisor of Yankuang Group. Mr. Chen joined the Company’s predecessor in 1984 and became the chief accountant and a board director of Yankuang Group in 1998 and 2004, respectively. Mr. Chen was appointed the chief legal advisor of Yankuang Group in 2006. He is a graduate of Beijing Coal Cadre Institute.

WU Yuxiang, a senior accountant with a master degree in accounting, has served as a Director and the chief financial officer of the Company since 2002. Mr. Wu joined the Company’s predecessor in 1981 and was promoted to the chief accountant of the finance department in 1996 and the Company’s manager of the finance department in 1997. He is a graduate of the Party School of Shandong Provincial Communist Committee.

WANG Xinkun, a senior economist with a master degree, has served as a Director and a deputy general manager of the Company since 2004 and 2002, respectively. Mr. Wang joined the Company’s predecessor in 1977 and became the Company’s manager of the coal transportation and sales department in 2000. He is a graduate of Tianjin University.

ZHANG Baocai, a senior accountant with an EMBA degree, has served as a Director and the board secretary of the Company since 2006. Mr. Zhang joined the Company’s predecessor in 1989 and was appointed as the head of the planning and finance department of the Company in 2002. Mr. Zhang is a graduate of Nankai University.

DONG Yunqing, a professor-level senior administrative officer, has served as a Director and the chairman of the labor union of the Company since 2002. Mr. Dong joined the Company’s predecessor in 1981 and was the vice chairman of the labor union of Yankuang Group from 1996 to 2002. He is a graduate of Central Communist Party School Correspondence Institute.

Independent Non-executive Directors

PU Hongjiu, a professor-level senior engineer, has served as an independent non-executive Director of the Company since 2005. He is currently the vice chairman of the China Coal Industry Association, the chairman of Coal Industry Association of China International Association and the chairman of China Coal Society. Mr. Pu served as deputy minister of the Ministry of Coal Industry and from 1997-2002 was a member of the Communist Party of China Central Commission of Discipline Inspection. Mr. Pu was a party group member and the head of disciplinary inspection unit of the State Administration of Work Safety and State Administration of Coal Mine Safety in 2001. He has been the chairperson of China Coal Academy since 2001 and the first vice-chairman of the China Coal Industry Association from 2003 to 2009 and is currently the honorary chairman. In 2007, he was appointed as the deputy director of National Energy Experts Advisory Committee. He is a graduate of Hefei Mining Institute.

ZHAI Xigui, a senior auditor, was appointed an independent non-executive Director of the Company in 2008. Mr. Zhai is currently the president of the China Audit Society. Mr. Zhai was the deputy chief auditor of the National Audit Office in 1996 and the vice secretary of the party group of the National Audit Office in 1999. He was elected as the deputy to the 10th Session of the National People’s Congress of the PRC and a member of the Finance and Economics Committee in the same congressional session in 2003. Mr. Zhai was appointed as the president of China Audit Society in 2005. He is a graduate of Central University of Finance and Economics.

LI Weian, was appointed an independent non-executive Director of the Company in 2008 and is a professor at Nankai University holding doctorate degrees in management and economics. Mr. Li has been the Dean of the Business School of Nankai University since 1997 and became one of the first group of National distinguished professors in Arts appointed under the Cheung Kong Scholars Program in 2004. He is also a director of the Corporate Management Research Center, a part-time member of the Science Counseling Team of the Degree Committee of the State Council and a deputy director of the Business Administration Teaching Direction Committee of the Ministry of Education, enjoying the special government allowance. Mr. Li is a graduate of Nankai University and Keio University.

WANG Junyan, was appointed an independent non-executive director of the Company in 2008 and holds a master degree in finance. Mr. Wang has served as the chairman of the board and the investment director of Shanghai Investment and Management Co., Ltd. since 2007 and was appointed the managing director general manager and an investment director of CITIC Securities International Investment and Management (Hong Kong) Co., Ltd. in 2008. He was also appointed the managing director of Shanghai First Finance Group Co., Ltd. in 1997. Mr. Wang is a graduate of the University of Hong Kong.

Supervisors

SONG Guo, a professor-level senior administrative officer with an EMBA degree, is the chairman of the supervisory committee of the Company and a deputy secretary of the party committee of Yankuang Group. In 2002, Mr. Song was the officer-in-charge of the office of Coal Management Bureau of Shandong Province. He joined Yankuang Group in 2003 and served as the secretary of the disciplinary inspection committee from 2003 to 2007. He was appointed as a deputy secretary of the party committee of Yankuang Group in 2004 and the vice chairman of the supervisory committee of the Company in 2005. In 2008, Mr. Song was promoted to the chairman of the supervisory committee of the Company. He is a graduate of Nankai University.

ZHOU Shoucheng, a professor-level senior administrative officer with a master degree, was appointed the vice chairman of the supervisory committee of the Company in 2008 and has served as the secretary of the disciplinary inspection committee and the chairman of the labor union of Yankuang Group since 2007. Mr. Zhou joined the predecessor of the Company in 1979 and has held the posts of the secretary of the Youth League committee of Yankuang Group, the secretary of the party committee of Beisu Coal Mine and the secretary of the party committee and the vice manager of Xinglongzhuang Coal Mine successively from 1984 to 2002. He was the chairman of the labor union of Yankuang Group from 2002 to 2007. Mr. Zhou is a graduate of Central Communist Party School Correspondence Institute.

ZHANG Shengdong, a senior accountant, has been a supervisor of the Company since 2002. He is also the assistant to the general manager, the deputy chief accountant and the head of the finance department of Yankuang Group. Mr. Zhang joined the Company’s predecessor in 1981 and became the head of the finance of Yankuang Group in 2002. He also became the deputy chief accountant of Yankuang Group, a supervisor of the Company, the head of the finance company preparatory office of Yankuang Group in 2002. Mr. Zhang was appointed as the assistant to the general manager of Yankuang Group in 2008. He is a graduate of China University of Mining and Technology.

ZHEN Ailan, a senior accountant and senior auditor, was appointed a supervisor of the Company in 2008. She has served as the deputy director of the audit department at Yankuang Group since 2005. After joining the Company’s predecessor in 1980, she was appointed to the deputy chief of the audit division of Yankuang Group in 2002 and subsequently promoted to the deputy director of the audit department in 2005. Ms. Zhen is a graduate of Northeastern University of Finance and Economics.

WEI Huanmin, a professor-level senior administrative officer, was appointed the supervisor and the secretary of the disciplinary inspection committee of the Company in 2008 and 2006, respectively. Mr. Wei joined the Company’s predecessor in 1984, and served as the Company’s deputy secretary of the disciplinary inspection committee and the chief of the division of inspection from 2002 until being promoted to the secretary of the disciplinary inspection committee in 2006. Mr. Wei is a graduate of Central Communist Party School Correspondence Institute.

XU Bentai, a professor-level senior administrative officer with a master degree, has been the employee supervisor of the Company since 2002 and the chairman of the labor union of Jining III Coal Mine since 1999. Mr. Xu joined the Company’s predecessor in 1978 and is a graduate of the Party School of Shandong Provincial Communist Committee.

Other Executive Officers

JIN Tai, a researcher in engineering technique application with a master degree, has served as a deputy general manager of the Company since 2004. Mr. Jin joined the Company’s predecessor in 1968, and became the deputy general manager of Yankuang Group in 2000. He became the head of Xinglongzhuang Coal Mine in 1998. Mr. Tai is a graduate of China University of Mining and Technology.

ZHANG Yingmin, a researcher in engineering technology application with an EMBA degree, has been the executive deputy general manager of the Company and a director of Yankuang Group since 2002 and 2004, respectively. Mr. Zhang joined the Company’s predecessor in 1971, appointed as the director of the division of production technology of Yankuang Group in 1996 and became the head of Baodian Coal Mine in 2000. He was also appointed deputy general manager of Yankuang Group in 2003 and the chief of the safety supervision bureau of the Company from 2004 to 2007. Mr. Zhang is a graduate of Nankai University.

HE Ye, a researcher in engineering technology application, with a doctorate degree in engineering, has served as a deputy general manager of the Company since 2004. Mr. He joined the Company’s predecessor in 1993 and became the head of Jining II Coal Mine in 1999. In 2002, he was appointed the executive deputy general manager of an industrial company that is a subsidiary of Yankuang Group in 2002. Mr. He is a graduate of China University of Mining and Technology.

LAI Cunliang, a senior engineer with a master degree in mining engineering and an executive MBA degree, has served as a deputy general manager of the Company since 2005. Mr. Lai joined the Company’s predecessor in 1980 and became the head of Xinglongzhuang Coal Mine in 2000. He has been a director and the general manager of Yancoal Australia Pty since 2004. He is a graduate of China University of Mining and Technology and Nankai University.

QU Tianzhi, a researcher in engineering technique application, with a doctorate degree in engineering, has served as a deputy general manager of the Company since 2006. Mr. Qu joined the Company’s predecessor in 1985 and became the head of Dongtan Coal Mine in 2000. Mr. Xu is a graduate of China University of Mining and Technology.

TIAN Fengze, a senior economist with a master degree, has served as a deputy general manager of the Company since 2002. Mr. Tian joined the Company’s predecessor in 1976 and became the head of Beisu Coal Mine in 1991. Mr. Tian is a graduate of Party School of Shandong Provincial Communist Committee.

SHI Chengzhong, a researcher in engineering technique application with an EMBA degree and the master degree of mining engineer, has served as a deputy general manager of the Company since 2002. Mr. Shi joined the Company’s predecessor in 1983 and became a deputy chief engineer of Yankuang Group in 2000. Mr. Shi is a graduate of Northeastern University and Nankai University.

NI Xinghua, a researcher in engineering technique application with a master degree, has been the chief engineer of the Company since 2002. Mr. Ni joined the Company’s predecessor in 1975 and became a deputy chief engineer of Yankuang Group in 2000. Mr. Ni is a graduate of Tianjin University.

Appointment of the General Manager

Reaching the age of retirement, Mr. Yang Deyu, the former general manager of the Company, tendered a letter of resignation to the Board on July 23, 2009 to resign from his position as general manager. At the seventh meeting of the fourth session of the Board held on July 24, 2009, Mr. Li Weimin was appointed the Company’s general manager to fill the vacancy.

Appointment of Director and Vice Chairman of the Board

Mr. Yang Deyu, the former Vice Chairman of the Board, tendered his resignation to the Board on December 31, 2009, resigning from his positions as a Director and Vice Chairman of the Company. At the first extraordinary general meeting of 2010 of the Company and the thirteenth meeting of the fourth session of the Board held on February 26, 2010, Mr. Li Weimin was elected as non-independent director and vice chairman of the fourth session of the Board.

B.	Compensation

The Directors, supervisors and executive officers who are our employees receive compensation in the form of salaries, housing allowances and other allowances and benefits, including pension contributions. The aggregate amount of cash remuneration paid by us in 2009 to Directors, supervisors and executive officers was RMB4.3 million. In addition, Directors and supervisors receive other benefits, such as subsidized or free health insurance and transportation, which are customarily provided by PRC enterprises to their senior-level employees. We did not pay any discretionary bonus during the reporting period of this annual report to our Directors, supervisors or executive officers. Details of each of the directors’ and supervisors’ salaries and benefits are as follows:

	For the Year Ended December 31, 2009
	Fees	Salaries, allowance and other benefits in kind	Retirement benefit plan contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Independent Non-Executive Directors

Pu Hongjiu	109	—	—	109

Zhai Xigui	109	—	—	109

Li Weian	109	—	—	109

Wang Junyan	109	—	—	109

	436	—	—	436

Directors

Wang Xin	—	—	—	—

Geng Jiahuai	—	—	—	—

Yang Deyu	—	148	29	177

Shi Xuerang	—	—	—	—

Chen Changchun	—	—	—	—

Wu Yuxiang	—	220	44	264

Wang Xinkun	—	250	50	300

Zhang Baocai	—	220	44	264

Dong Yunqing	—	220	44	264

	—	1,058	211	1,269

Supervisors

Song Guo	—	—	—	—

Zhang Shengdong	—	—	—	—

Zhou Shoucheng	—	—	—	—

Zhen Ailan	—	—	—	—

Wei Huanmin	—	220	44	264
Xu Bentai	—	259	52	311

	—	479	96	575

	For the Year Ended December 31, 2009
	Fees	Salaries, allowance and other benefits in kind	Retirement benefit plan contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Other Members of Management

Li Weimin	—	61	12	73

Jin Tai	—	61	13	74

Zhang Yingmin	—	61	12	73

He Ye	—	61	12	73

Tian Fengze	—	221	44	265

Shi Chengzhong	—	250	50	300

Qu Tianzhi	—	250	50	300

Lai Cunliang	—	540	—	540

Ni Xinghua	—	250	50	300

	—	1,755	243	1,998

Total	436	3,292	550	4,278

C.	Board Practices

Board of Directors

Directors are elected to serve three year terms. We have adopted cumulative voting for the election of new Board of Directors.

Pursuant to our Articles of Association, the Board of Directors is accountable to shareholders in general meeting and exercises the following functions and powers:

(i)	convening shareholders’ meetings and reporting on the work of the Board of Directors at such meetings;

(ii)	implementing resolutions passed by the shareholders in general meetings;

(iii)	determining our business plans and investment proposals;

(iv)	formulating our annual preliminary and final budgets;

(v)	formulating our profit distribution proposal and loss recovery proposals;

(vi)	formulating proposals for the increase or reduction of our registered capital and the issuance of our debentures or other forms of securities;

(vii)	drawing up plans for our merger, division, dissolution or change of corporate structure;

(viii)	deciding on our internal management structure;

(ix)	appointing or removing our general manager, deputy general manager(s) and other senior officers, based on the recommendation of the general manager, and determining their remuneration;

(x)	formulating our basic management system;

(xi)	formulating proposals for any amendment of the Articles of Association;

(xii)	deciding on our business involving overseas investments, acquisition and disposal of assets, mortgages of assets and other guarantees, financial management and connected transactions within the authority conferred by the general meeting;

(xiii)	managing the disclosure of information regarding us;

(xiv)	making recommendations on the appointment or replacement of the Company’s independent auditors to shareholders at shareholders’ general meetings;

(xv)	reviewing management’s performance based on the working report submitted by management;

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

(xvii)	exercising any other powers specified by the law, administrative regulations, departmental rules, the Articles of Association and conferred by shareholders in a general meeting.

Except for matters specified in (vi), (vii) and (xi), which require the affirmative vote of more than two-thirds of all of the Directors, resolutions in respect of the above listed matters can be approved by a simple majority of the Directors.

The Board of Directors makes decisions on the company’s scope of authority and inspection and decision making procedures with respect to company matters relating to asset sales and purchases, foreign investment, mortgages, guarantee provisions, entrusted asset management and connected transactions and, if a major investment involved, should appoint experts and professionals to make an assessment and submit such assessment to the shareholders’ meeting for approval.

With the approval of over two-thirds of all Directors, the Board of Directors may make decisions on the following matters:

(1)	transactions falling within the following limit with respect to asset sales and purchases, foreign investment (including entrusted financial management and entrusted loans), financial assistance provisions, entrusted or trusted asset or business management, license agreements, and research and development projects:

a.	the total assets involved in a single transaction is more than 5% and below 25% of the Company’s latest audited total asset value;

b.	a single investment representing more than 5% and below 25% of the Company’s latest audited net asset value;

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

In addition to obligations imposed by laws, administrative regulations or the listing rules of the stock exchanges on which our Shares are listed, the Articles of Association place on each Director, supervisor, general manager, deputy general manager and any other senior officer a duty to each shareholder, in the exercise of his or her functions and powers entrusted to such person:

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

•

a duty not to direct a person or entity related or connected to the Director, supervisor, general manager, deputy general manager or senior officer in certain relationships enumerated in the Articles of Association to act in a manner which such person is prohibited from doing; and

•	a duty not to cause us to exceed the scope of business stipulated in our business license;

Subject to compliance with relevant laws and administrative regulations, the shareholders in a general meeting may by ordinary resolution remove any Director before the expiration of his term of office. Subject to certain qualifications, a Director, supervisor, general manager, deputy general manager or other senior officer of the Company may be relieved of liability for a specific breach of his or her duties by the informed consent of shareholders in a general meeting.

Directors’ Decision-making Risk Fund

As approved by our shareholders in the 2004 annual shareholders’ general meeting, we established a Directors’ Decision-making Risk Fund (“Risk Fund”) to compensate the Directors, supervisors, executive officers and other applicable personnel for personal economic losses resulting from their performance of duties in accordance with the laws, regulations or our Articles of Association or while attempting to procure legitimate benefits for our Company.

Directors, Supervisors and Management’s Indemnification

As approved in the 2009 general meeting that was held on June 25, 2010, we continued to purchase liability insurance for our Directors, supervisors and senior officers with an coverage of up to US$15 million.

Audit Committee of the Board of Directors

As approved at the first meeting of the fourth session of the Board held on June 27, 2008, the Company set up our audit committee of the fourth session of the Board. The audit committee comprises four independent non-executive Directors, namely Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan, and two non-executive Directors, namely Mr. Chen Changchun and Mr. Dong Yunqing. Mr. Zhai Xigui serves as the Chairman of the audit committee.

The audit committee is mainly responsible for ensuring the independence of the company’s independent auditors to maintain the integrity of audits, proposing the appointment or replacement of independent audit agencies; reviewing the accounting policies of the Company, the disclosure of the financial information and the procedures for preparing financial reports; and reviewing the Company’s internal control and risk management systems. The details of the responsibilities of the audit committee can be found on our Company’s website.

The members of the audit committee of our Board of Directors are:

Name	Age	Position	Ownership of Shares

ZHAI Xigui	67	Independent non-executive director	0

PU Hongjiu	73	Independent non-executive director	0

LI Weian	53	Independent non-executive director	0

Name	Age	Position	Ownership of Shares

WANG Junyan	39	Independent non-executive director	0

CHEN Changchun	57	Affiliated director	0

DONG Yunqing	55	Employee director	0

As a foreign private issuer, we rely on the exemption under Section 303A.00 of the NYSE Listed Company Manual as well as affiliated director and employee director exemptions as provided under Rule 10A-3 of the Exchange Act to be in compliance with the audit committee standards set out in Section 303A.06 of the NYSE Listed Company Manual. See “Item 16D. Exemptions from the Listing Standards For Audit Committees”.

Compensation Committee

The Compensation Committee of the fourth session of the Board was set up following approval from the Board at the first meeting of the fourth session of the Board held on June 27, 2008. Our compensation committee consists of three members: two independent non-executive directors, namely Mr. Li Weian and Mr. Wang Junyan and one employee director, namely Mr. Dong Yunqing. Mr. Li Weian was elected to serve as the chairman of the compensation committee. The primary duties of our compensation committee as set out in the committee charter include drafting and establishing a compensation policy for our Directors, supervisors, and the senior officers and making recommendations on the compensation for our Directors, supervisors and the senior officers. Further details on the responsibilities of the compensation committee can be found on our website.

Supervisory Committee

Our supervisory committee consists of six members, two of whom are employee representatives. Supervisors serve a term of three years and attend Board meetings. The supervisory committee is accountable to shareholders and exercises the following duties accordance with law:

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

•	propose the convening of shareholders’ extraordinary general meetings and extraordinary board meetings;

•	make proposals at the shareholders’ general meetings;

•	represent the Company in negotiations with or in bringing actions against a Director or senior officers;

•	conduct investigation into any identified irregularities in the Company’s operations; and

•	other functions and powers specified in our Articles of Association.

Nomination and Corporate Governance

As of December 31, 2009 the Yankuang Group held 2,600,000,000 Shares, representing 52.86% of our total shares on the same day. As Yankuang Group holds more than 50% of our voting power, we are a “controlled company” under Section 303A.00 of the NYSE Listed Company Manual. As a result, we are not required to establish a Nomination Committee or Corporate Governance Committee under Sections 303A.04 and 303A.05 of the NYSE listing rules and have not done so.

Arrangement to Purchase Equity or Debt Securities and Other Arrangements

At no time during the year ended December 31, 2009, were we, our Controlling Shareholder or any of Yankuang Group’s subsidiaries a party to any arrangement that enabled our Directors or supervisors to acquire benefits through the acquisition of any securities, including our equity or debt securities, with the exception of the A Shares issued to certain of our Directors, supervisors and senior management.

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

D.	Employees

General

The table below sets forth the number of our employees by function as of the periods indicated:

	As of December 31,
	2007	2008	2009
Coal production employees	28,098	32,297	34,516

Engineers and technicians	1,599	1,662	1,816

Management and administrative personnel	2,732	2,895	3,595

Support staff	10,354	10,535	9,706

Total	42,783	47,389	49,633

The table below sets forth the number of our employees by location as of December 31, 2009:

Location	Employees	% of Total
PRC
Shandong	49,093	98.92%
Shaanxi	196	0.39%
Shanxi	318	0.64%
Australia	26	0.05%

Total	49,633	100.0%

The total remuneration of our employees includes wages and allowance. We paid our employees an aggregate of approximately RMB2,005.4 million, RMB2,448.8 million and RMB2,985,5 million in wages and allowance in the years ended December 31, 2007, 2008 and 2009, respectively. The compensation of an employee directly involved in underground mining is based on the employee’s productivity, as well as the productivity of the employee’s mining team. Our employees and their families also receive certain social welfare benefits and education and health services indirectly through the Yankuang Group. These benefits are provided in some cases by the Yankuang Group as required by PRC laws, rules and regulations. We, in turn, make payments to the Yankuang Group for such benefits.

According to the Provision of Insurance Fund Administrative Services Agreement, Yankuang Group will provide free management services for the contributions that we make to an endowment insurance fund, basic medical insurance fund, supplementary medical insurance fund, unemployment insurance fund and maternity insurance fund for our employees. We paid RMB838.8 million to these insurance funds in 2009.

In 2007, 2008 and 2009, we paid pension contributions for our Directors, supervisors, executive officers and senior management of approximately RMB378,000, RMB509,000 and RMB550,000 respectively. In addition, each of our employee currently pays a percentage of his or her salary as additional pension contribution. Upon retirement, our employees are entitled pension payments under the pension plan.

As of the date of this annual report, all of our employees are employed under employment contracts that specify the employee’s position, responsibilities, remuneration and permissible grounds for termination. We have a labor union that protects employees’ rights, assists us to achieve in the achievement of our economic objectives, encourages employee participation in management decisions and assists in mediating disputes between union members and us. Each of our operating units has a labor union. We have not experienced any strikes or other labor disturbances that has interfered with our operations, and we believe that we maintain strong relationships with our employees.

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

In 2009, we set aside 6% and 4% of the total wages of each employee to a basic medical insurance fund and a supplementary medical insurance, respectively. The supplementary medical insurance of production staff was recorded in our statement of income as “wages and employee benefits” under “cost of sale and service provided”, while that of management and administrative personnel was recorded under “selling, general and administrative expenses”.

Housing Plan

Under the Labor and Service Supply Agreement, the Controlling Shareholder is partly responsible for providing housing accommodations to our employees. We and the Controlling Shareholder share the incidental expenses relating to the provision of housing accommodation on a pro rata basis based on our respective number of employees and other negotiations. Such expenses amounted to RMB86.3 million, RMB86.2 million and RMB140.0 million for 2007, 2008 and 2009, respectively.

Since 2002, we have paid to our employees a housing allowance, which is calculated based on a fixed percentage of each employee’s wage to assist employees in their purchase of residential housing. In 2007, 2008 and 2009, we paid housing allowances to employees that amounted to RMB176.2 million, RMB193.6 million and RMB238.5 million, respectively.

E.	Share Ownership

No Director, supervisor or member of senior management who received compensation as described in subsection B above owns more than one percent of our outstanding Shares. See “Item 6. Directors, Supervisors, Senior Management and Employees — A. Directors, Supervisors and Senior Management.”

We have not granted and have no plan to grant options for our shares or other equity-linked securities to our employees. We have not and have no plan to implement any share bonus scheme for employees.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of December 31, 2009, Yankuang Group owned 52.86% of our share capital. As a majority shareholder, Yankuang Group is able to make most of the decisions reserved for shareholders.

The following table sets forth certain information regarding ownership of our capital stock as of December 31, 2009 by all persons who are known by us to own beneficially more than 5% of our capital stock.

Title of Class	Identity of Person or Group	Shares Owned as of December 31, 2009	Percentage of Shares as of December 31, 2009

Ordinary Shares in the form of legal person shares	Yankuang Group	2,600,000,000	52.86%

Ordinary Shares in the form of H Shares	HKSCC Nominee Limited(1)	1,954,155,146	39.73%

(1)	As the nominee of the clearing and settlement agent for our H Shares, HKSCC Nominee Limited is the record holder of our H Shares.

Except as described in the table above, we are not aware of any holder of more than 5% of any class of our shares. Our major shareholders do not have voting rights different from those of other shareholders. All of our ordinary shareholders enjoy equal voting rights for each share that they hold.

To our knowledge, other than Yankuang Group, which owns 52.86% of our Shares, we are not owned or controlled, directly or indirectly, by any other corporation, government, or other natural or legal person or persons, jointly or severally. We are not aware of any arrangement which may at a subsequent date result in a change of control over us.

B.	Related Party Transactions

Our connected transactions were mainly made with Yankuang Group (together with its subsidiaries) for the provision of materials and services, giving rise to continuing connected transactions described below, and asset purchase transactions.

Financial Services

In 2007, the Board approved the joint establishment of Yankuang Finance among Yankuang Group, China Credit Trust Co., Ltd. and us. Yankuang Finance is intended to facilitate financial transactions among member companies by accepting deposits from and making loans to members and handling transfers and settling funds among member companies. The China Banking Regulatory Commission approved the establishment of Yankuang Finance on November 16, 2009, and the Company entered into a capital contribution agreement with Yankuang Group and China Credit Trust Co., Ltd. on April 20, 2010. The proposed registered capital of the company is RMB500.0 million, of which we have contributed RMB125.0 million in cash, representing an equity interest of 25%. As of the date of this annual report, the procedures for establishing Yankuang Finance have not been completed.

Our Board approved the continuing connected transactions that may take place in connection with Yankuang Finance after its establishment and set the annual caps for such transactions as follows:

•	deposit services for each of 2010 and 2011 is RMB1.4 billion;

•	loan services for each of 2010 and 2011 is RMB1.0 billion; and

•	other financial service such as note discounts and account settlement is RMB23.5 million for 2010 and RMB28.54 million for 2011.

Approval of Continuing Connected Transaction Agreements and the Annual Caps for 2009, 2010 and 2011

As required by the rules of the Hong Kong Stock Exchange and Shanghai Stock Exchange on continuing connected transactions, we completed the necessary review and approval procedures for our continuing connected transactions and entered into five new continuing connected transaction agreements in the fourth quarter of 2008. The term for each of these agreements is from January 1, 2009 to December 31, 2011. The new continuing connected transaction agreements include the Provision of Materials Supply Agreement, Provision of Labor and Services Supply Agreement, Provision of Insurance Fund Administrative Services Agreement, Provision of Coal Products and Materials Agreement and Provision of Electricity and Heat Agreement. We also determined the annual caps for each of these agreements for 2009, 2010 and 2011.

Continuing Connected Transactions

The continuing connected transactions between our Company and the Controlling Shareholder for the year 2009 included the following:

Continuing Connected Transaction of Supply of Products and Services

Details of arrangement to supply products and services between our Company and Yankuang Group in 2009 are shown in the following table.

Connected Transactions	Agreement	Annual cap for 2009 (RMB’000)	Transaction amount for 2009 (RMB’000)

Materials and facilities provided by Yankuang Group	Provision of Materials Supply Agreement	600,000	598,498

Labor and services provided by Yankuang Group	Provision of Labor and Services Supply Agreement	1,972,410	1,545,700

Coal and material provided to Yankuang Group	Provision of Coal Products and Materials Agreement	3,700,000	2,404,021

Electricity and heat provided to Yankuang Group	Provision of Electricity and Heat Agreement	310,000	204,061

Continuing Connected Transaction of Pension Fund

As approved by our shareholders and according to the Provision of Insurance Fund Administrative Services Agreement, Yankuang Group will provide free management services for contributions that we make to the endowment insurance fund, basic medical insurance fund, supplementary medical insurance fund, unemployment insurance fund and maternity insurance fund. We contributed RMB838.8 million to the foregoing insurance funds in 2009.

Opinions of the Independent Non-executive Directors

Our independent non-executive Directors have reviewed the continuing connected transactions that took place in 2009 and confirmed that all such connected transactions have been: (i) entered into by us in the ordinary and usual course of our business, (ii) conducted either on normal commercial terms, or where there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favorable to us than terms available to or from independent third parties, and (iii) entered into in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole. The independent Directors also determined that the value of the connected transactions in respect of the supply of materials and services stated under “Continuing Connected Transaction of Supply of Products and Services” above did not exceed the annual cap for 2009 approved by independent shareholders.

Pursuant to applicable regulations, the Directors engaged our auditors to perform certain agreed procedures in respect of our continuing connected transactions. The auditors have reported their findings following the procedures to the Directors.

The table below sets forth the continuing connected transactions that we conducted with Yankuang Group or its subsidiary during the periods indicated:

	Year Ended December 31,
	2007	2008	2009
		(RMB’000)
Income
Sales of coal	1,014,963	1,384,415	2,086,542
Sales of auxiliary materials	595,143	550,986	317,479
Sales of heat and electricity	—	—	204,061
Total	1,610,106	1,935,401	2,608,082
Expenditure
Utilities and facilities	377,074	376,288	39,069
Annual fee for mining rights	12,980	—	—
Purchases of supply materials and equipment	454,469	471,768	598,498
Repair and maintenance services	215,102	253,864	388,917
Social welfare and support services	313,062	255,265	769,561
Technical support and training	20,000	20,000	26,000
Road transportation services	60,718	86,671	79,560
Construction services	316,801	294,938	242,593
Total	1,770,206	1,758,794	2,144,198

Acquisition from Connected Parties

Acquisition of Equity Interest in Hua Ju Energy

We acquired the 74% equity interest in Hua Ju Energy held by Yankuang Group for RMB593.2 million on February 18, 2009. Subsequently, we acquired an additional 21.1% of the equity interest in Hua Ju Energy from unrelated third parties for a total of RMB173.0 million. Following the completion of these acquisitions on July 29, 2009, our equity interest in Hua Ju Energy increased to 95.14%.

Purchase of the Mining Rights of Zhaolou Coal Mine by Heze Nenghua

In connection with our acquisition of Heze Nenghua from Yankuang Group in 2005, we obtained an option to purchase the mining rights of Zhaolou Coal Mine.

After Yankuang Group was granted the mining right permit of Zhaolou Coal Mine from the Ministry of Land and Resources, we exercised the option to purchase such mining rights for RMB747.3 million. On May 5, 2008, we obtained the mining rights when the relevant regulatory authorities approved the acquisition.

Installment Payment for the Mining Rights of Jining III Coal Mine

Pursuant to the Jining III Coal Mine Acquisition Agreement entered into between the Company and Yankuang Group in 2000, we agreed to purchase the mining rights of Jining III Coal Mine for approximately RMB132.5 million. Payment is to be made in ten interest-free annual installments beginning on 2001. Accordingly, we paid RMB13.2 million to Yankuang Group in 2009.

Amounts due to the Controlling Shareholder and Its Subsidiaries

The amounts due to the Controlling Shareholder and its subsidiary companies do no bear interest and are unsecured. The amounts due include the present value of the balance that arose from the acquisition of the mining rights of Jining III on January 1, 2001 that are discounted using the market rate of bank borrowings. The following table sets forth the amounts due to the Controlling Shareholder and its subsidiary companies as of the dates indicated:

	As of December 31,
	2008	2009
	(RMB’000)
Term for Repayment
Within one year	706,328	757,882
More than one year, but not exceeding two years	7,253	—

Total due	713,581	757,882

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

In establishing our pricing strategies and approval process for transactions with other state-controlled entities, we do not differentiate whether the counter party is a state-controlled entity or not. Material transactions with other state-controlled entities are as follows:

	Year Ended December 31,
	2007	2008	2009
	(RMB’000)
Trade sales	6,035,156	10,253,998	6,970,855
Trade purchases	1,056,959	1,328,958	1,191,783

Material balances with other state-controlled entities are as follows:

	As of December 31,
	2008	2009
	(RMB’000)
Amounts due from other state-controlled entities	364,420	1,101,535
Amounts due to other state-controlled entities	294,888	359,726

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

Interest of Management in Certain Transactions

None of the Directors or supervisors or executive officers had, either directly or indirectly, any material interest in any significant material contract to which we were a party during the year ended December 31, 2009.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

You should read “Item 18. Financial Statements” for information regarding our audited consolidated financial statements and other financial information.

Significant Legal Proceedings and Arbitration

We were not involved in any other significant litigation or arbitration during the reporting period.

Dividend Policy

According to our Articles of Associations, we shall maintain the continuity and stability of our profit distribution policy. We pay dividends once a year. Shareholders shall, by way of an ordinary resolution, authorize our Board of Directors to declare and pay dividends, and pursuant to the approval of the Board and shareholders, we can distribute interim dividends. We may distribute dividends in the form of cash or shares. Cash dividends shall account for approximately 35% of the net profit of the fiscal year after the deduction of the statutory common reserve. Pursuant to our Articles of Association, our after-tax profit shall be allocated in the following order: (1) compensation of losses, if our statutory common reserve fund is not sufficient to compensate our losses from the previous year, we will utilize our after tax profit to compensate our losses before making any provision for the statutory common reserve fund; (2) allocation to the statutory common reserve fund; (3) allocation to the discretionary common reserve fund upon approval by a resolution of a shareholders’ general meeting; and (4) dividend payments for ordinary shares.

B.	Significant Changes

We have not experienced any significant changes since the date of the consolidated financial statements to the date of this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The follow tables set forth a summary of the issuance of our Shares:

	H Shares			A Shares
	Initial offering	Second offering	Third offering	Initial offering	Second offering

Time of issuance	March 1998	May 2001	July 2004	June 1998	January 2001

Issue amount	850,000,000	170,000,000	204,000,000	80,000,000	100,000,000

As of December 31, 2009, our share capital structure was as follows:

Type	Number of shares	Percentage to total shares

Listed shares with restricted trading condition	2,600,041,800	52.8636%

Promoter Shares	2,600,000,000	52.8627%

A Shares held by our Directors, supervisors and executive officers	41,800	0.0009%

Listed shares without trading condition	2,318,358,200	47.1364%

A Shares	359,958,200	7.3186%

H Shares	1,958,400,000	39.8178%

Total	4,918,400,000	100.0%

As of December 31, 2009, we had 2,600,041,800 listed shares that were subject to trading restrictions, substantially all of which are held by our Controlling Shareholder, Yankuang Group, and the remainder by our Directors, supervisors and executive officers.

In 2009, the change of our listed Shares subject to trading restrictions was as follows:

Shareholders	Shares subject to trading restrictions as of January 1, 2009 (shares)	Shares released from trading restrictions in 2009 (shares)	Increase in Shares subject to trading restrictions in 2009 (shares)	Shares subject to trading restrictions as of December 31, 2009 (share)	Basis for imposition of or release from trading restriction

Yankuang Group	2,600,000,000	0	0	2,600,000,000	Share reform plan(1)

Yang Deyu	20,000	0	0	20,000	Directors, supervisors and senior management staff cannot transfer the shares held by them within six months after termination of their employment with the Company

Shareholders	Shares subject to trading restrictions as of January 1, 2009 (shares)	Shares released from trading restrictions in 2009 (shares)	Increase in Shares subject to trading restrictions in 2009 (shares)	Shares subject to trading restrictions as of December 31, 2009 (share)	Basis for imposition of or release from trading restriction
Wu Yuxiang	20,000	0	0	20,000	Shares held by Directors,
Song Guo	1,800	0	0	1,800	supervisors, and executive officers
Total	2,600,041,800	0	0	2,600,041,800	—

(1)	The share reform plan was implemented April 2006 and restricted the trading of Yankuang Group’s shares for 48 months beginning from the implementation of the reform or until certain commitments are satisfied, whichever is longer. As of the date of this annual report, certain commitments have not been satisfied and, accordingly, the shares of Yankuang Group are still restricted from being traded in the market.

Capitalization of Capital Reserve and Our Capital Structure:

During the reporting period of this annual report, our capital reserve did not change. Our shareholding structure as of the beginning and end of 2009 was as follows:

	Number of Shares as of January 1, 2009	Increase/decrease in shares during the year	Number of Shares as of December 31, 2009

Restricted Shares	2,600,041,800	—	2,600,041,800
Promoter Shares	2,600,000,000	—	2,600,000,000
A Shares held by our Directors, supervisors and executive officers	41,800	—	41,800
Unrestricted Shares	2,318,358,200	—	2,318,358,200
A Shares	359,958,200	—	359,958,200
H Shares	1,958,400,000	—	1,958,400,000
Total	4,918,400,000	—	4,918,400,000

The table below sets forth certain market information relating to the H Shares, ADSs and A Shares for the periods indicated:

	Price per H Share (HK$)		Price per ADS (US$)		Price per A Share (RMB)
	High	Low	High	Low	High	Low
Annual highs and lows
2005	12.30	4.75	15.79	6.14	14.09	4.92
2006	7.50	4.58	9.76	5.86	8.90	5.70
2007	17.82	6.28	23.35	8.01	27.68	7.07
2008	17.94	2.98	22.9	4.04	26.99	7.60
2009	17.34	4.00	22.32	5.11	26.15	8.40

Quarterly highs and lows
2008
First quarter	16.80	8.96	21.3	11.5	24.68	17.32
Second quarter	17.94	10.80	22.9	14.38	26.99	13.75
Third quarter	15.82	7.50	20.24	9.99	22.09	9.50
Fourth quarter	8.47	2.98	10.72	4.04	12.29	7.60
2009
First quarter	7.10	4.00	9.08	5.11	13.35	8.40
Second quarter	11.70	5.55	15.00	7.33	16.81	12.60
Third quarter	13.00	9.20	16.81	11.68	23.70	14.60
Fourth quarter	17.34	10.48	22.32	13.52	26.15	16.95

	Price per H Share (HK$)		Price per ADS (US$)		Price per A Share (RMB)
	High	Low	High	Low	High	Low
Monthly highs and lows
2009
December	17.34	15.00	22.32	20.31	26.15	21.39
2010
January	20.75	15.00	25.65	19.35	25.66	19.71
February	16.80	14.00	21.29	18.39	21.00	18.87
March	18.98	16.20	24.36	21.25	21.28	18.47
April	22.40	18.10	28.72	23.03	23.76	19.55
May	21.50	15.52	27.10	19.23	23.48	18.25
June (through June 22, 2010)	18.44	15.74	23.82	20.04	19.49	17.42

As of December 31, 2009, a total of 1,958,400,000 H Shares were outstanding, of which approximately 194,035,300 H shares or 9.91% of the outstanding H Shares, were held in the form of 19,403,533 ADSs. The outstanding ADSs were held collectively by 106 holders of record on May 31, 2009.

Repurchase, Sale or Redemption of H shares

The shareholders at the 2009 annual general meeting, the 2010 first domestic shareholders’ meeting and the 2010 first H shareholders’ meeting, each of which was held on June 25, 2010, granted the Board of Directors a general mandate to repurchase H Shares up to 10% of the outstanding H Shares as of the date of the resolutions’ passage. During the mandate period, the Board of Directors may exercise the mandate based on our interests and market conditions, subject to the approvals of the relevant regulatory authorities and in compliance with laws, regulations and articles of association. As of the date of this annual report, the general mandate to repurchase H Shares has not been exercised.

The shareholder at the 2009 annual general meeting also granted the Board a general mandate to issue additional H shares not exceeding 20% of the total amount of existing issued H shares as of June 25, 2010 and make corresponding amendments to the Articles of Association where appropriate.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our A Shares are listed on the Shanghai Stock Exchange under the approval of the China Securities Regulatory Commission. The principal trading market for the H Shares is the Hong Kong Stock Exchange. The ADSs have been issued by The Bank of New York Mellon, acting as Depositary Bank, and are listed on the New York Stock Exchange under the symbol “YZC”. For market price information on the exchanges on which our securities are listed, see “— A. Offer and Listing Details”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Since our Articles of Association became effective on September 25, 1997, the PRC government and other regulatory authorities have promulgated various rules, regulations and opinions including the Securities Laws of the PRC, the General Meeting Opinions, and the Guide for Articles of Association of Listed Companies. As a listed company, we are required to incorporate these rules, regulations and opinions into our Articles of Associations as appropriate.

Selected Summary of the Articles of Association

A copy of the English translation of our Articles of Association was filed with the Commission as an exhibit to our registration statement on Form F-1 under the Securities Act in connection with the global offering of our H Shares and related American Depositary Shares in 1997. The following table sets forth the dates our Articles of Association have been amended or filed with the Commission, or both:

Date of Amendment to the Articles of Association	Filing
April 22, 2002	Appendix to 2001 20-F
June 25, 2004	Appendix to 2003 20-F
July 8, 2004	Appendix to 2004 20-F
June 28, 2005
August 22, 2005	Appendix to 2005 20-F
June 28, 2006
November 10, 2006	Appendix to 2006 20-F
June 15, 2007	Appendix to 2007 20-F
January 30, 2008
December 23, 2008	Appendix to 2008 20-F
June 26, 2009
June 25, 2010

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

According to Article 12 of our Articles of Association, as amended on June 25, 2010, our scope of business includes: selection and sale of coal (among others, the export of coal should be made through companies with coal export right according to existing state regulations); transportation of goods through self-owned railway within the mining areas; transportation of goods through highway; operation of ports; manufacture, sale, lease and repair of relevant mining equipments; production and sale of other mining materials; sale and lease of electronic equipments and sale of parts; sale of metallic materials, electronic products, construction materials, timber, rubber products and methanol; provision of mining, science and technological services; property development within the mining areas, property leasing and provision of services such as dining and accommodation; production and sale of coal residual stones as construction materials; sale of coking coal and iron ore; import and export of goods and technology; warehousing; and automotive repairs.

Board of Directors

The Board of Directors is accountable to shareholders in general meetings and exercises the powers granted to it by the Articles of Association.

Directors who are not employee representatives are elected or removed at shareholders’ general meetings. Employee directors are elected in staff representative meetings or by other democratic methods. All Directors are elected for a term of three years, which can be renewed by re-election at the expiry of the term, unless a Director is removed for cause during his term.

We currently have four independent Directors. Independent Directors do not hold any positions in the Company other than their role as directors and do not maintain with us or our substantial shareholders any connection that may impair their independent and objective judgment. In addition to the powers granted to Directors by the Company Law and other relevant laws, regulations and the Articles of Association, independent Directors have the following powers:

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

(iii)	with the consent of a majority of the independent Directors, the independent Directors may independently engage external auditors and consultants to provide auditing and consultation services for specific Company matters, with the Company bearing the associated costs.

If the above recommendations are not accepted or the above powers cannot be exercised ordinarily, the Company shall disclose the circumstances accordingly.

Article 224 of our Articles of Association places a general prohibition on a Director from voting in respect of any contract, transaction or arrangement in which he directly or indirectly through an associate, has a material interest. When a Director may have a conflict of interest, he must declare the nature and extent of his interest to the Board of Directors. Unless the interested Director discloses his interests and the contract, transaction or arrangement is approved by the Board of Directors at a meeting in which the interested Director is not counted as part of the quorum nor permitted to vote, the contract, transaction or arrangement may be voidable at the election of the Company.

Similarly, our Articles provide that when passing a resolution in relation to connected transaction, or where any Director or any of its associates (as defined under the Listing Rules of the Stock Exchange of Hong Kong) is connected with such resolution, such connected director must recuse himself from the Board meeting, not have any voting rights in respect thereof, and not be counted as part of the quorum of the Board of Directors’ meeting. If less than three disinterested Directors attend the Board of Directors’ meeting, the connected transaction shall be submitted as a resolution at a shareholders’ general meeting of the Company.

Pursuant to Article 171, with the approval of over two-thirds of all Directors, the Board of Directors makes decisions on the following matters:

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

Description of the Shares and Shareholder Rights

As of December 31, 2009, our share capital structure consists of 4,918,400,000 ordinary shares, comprising

(1)	2,960,000,000 domestic shares, which represent 60.18% of our share capital, of which:

a.	2,600,000,000 shares, which represent 52.86% of our share capital, were held by the promoter, Yankuang Group Corporation Limited, and

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

Holders of our ordinary shares are entitled to share in the Company’s profits, dividends and other distributions in proportion to the number of shares held and are not liable for making any further contribution other than the subscription amount. Our ordinary shareholders enjoy the following rights:

(i)	the right to receive dividends and other distributions in proportion to the number of shares held;

(ii)	the right to demand the convening of a shareholders’ meeting, convene a shareholders’ meeting, attend or appoint a proxy to attend shareholders’ meetings and to vote thereat;

(iii)	the right of supervising management over our business operations and the right to present proposals or to raise queries;

(iv)	the right to transfer, grant or pledge shares so held in accordance with laws, administrative regulations and provisions of our Articles of Association;

(v)	the right to obtain relevant information in accordance with the provisions of our Articles of Association;

(vi)	in the event of our termination or liquidation, the right to participate in the distribution of our surplus assets in accordance with the number of shares held;

(vii)	shareholders who disagree with the resolutions for the merger and separation of the Company made in a general meeting may demand the Company to purchase their shares; and

(viii)	other rights conferred by laws, administrative regulations and our Articles of Association.

Voting Rights

Shareholder (including proxies), when voting at a shareholders’ general meeting, may exercise such voting rights as are attached to the number of voting shares that they hold. Each share represents one vote. Shares held by the Company do not have voting rights and these shares will not count as the total number of shares entitled to vote. Resolutions at shareholders’ general meetings shall be divided into ordinary resolutions and special resolutions. An ordinary resolution must be passed by votes representing more than half of the voting rights represented by the shareholders (including proxies) present at the meeting. A special resolution must be passed by votes representing more than two-thirds of the voting rights represented by the shareholders (including proxies) present at the meeting. Our Articles of Associations provide that a controlling shareholder (as defined in the Articles) shall not exercise its voting rights to approve matters which will be prejudicial to the interests of all or some of the other shareholders.

Sources of Shareholders’ Rights

The rights and obligations of holders of H Shares and other provisions relating to shareholder protection are principally provided in the Articles of Association and the PRC Company Law. The Articles of Association incorporate mandatory provisions in accordance with the Mandatory Provisions for the Articles of Association of Companies Listed Overseas promulgated by the State Council Securities Commission and the State Restructuring Commission on August 27, 1994 (the “Mandatory Provisions”). We are further subject to management ordinances applicable to the listed companies in Hong Kong SAR and on the NYSE, as our H Shares are listed on the Hong Kong Stock Exchange and the New York Stock Exchange (in the form of ADSs).

In addition, for so long as the H Shares are listed on the Hong Kong Stock Exchange, we are subject to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “HKSE Rules”), the Securities and Futures Ordinance of Hong Kong (the “SFO”) and the Hong Kong Code on Takeovers and Mergers and Share Repurchases. The Listing Agreement between us and the Hong Kong Stock Exchange further provides that we may not permit amendments to certain sections of the Articles of Association subject to the Mandatory Provisions. These sections include provisions relating to (i) varying the rights of existing share classes; (ii) voting rights; (iii) our power to repurchase our own shares; (iv) rights of minority shareholders; and (v) procedures upon liquidation. In addition, certain amendments to the Articles of Association require the approval of relevant PRC authorities.

Merger and Acquisition

In the event of the merger or division of our Company, a plan must be presented by our Board of Directors and approved in accordance with the procedures stipulated in our Articles of Association. Shareholders who object to the plan of merger or division will have the right to demand the Company or the shareholders who consented to the plan of merger or division to acquire their shares at fair market price. A resolution proposing a merger or division by our company constitutes a special document, which will be available for inspection by our shareholders.

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

Apart from the above, the Company is not allowed to engage in the trading of its own shares.

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

Variation of Rights

The rights attached to any class of shares may not be varied or abrogated except with the approval of a special resolution of each class of shareholders in a general meeting, along with a resolution of more than two-thirds of the holders of the affected class of shares at a separate meeting in accordance with the Articles of Association.

Shareholders’ Meetings and Notices

Shareholders’ general meetings are divided into annual general meetings and extraordinary general meetings. Shareholders’ general meetings shall be convened by the Board of Directors. Annual general meetings are held once every year and within six months from the end of the preceding financial year. The Board of Directors shall convene an extraordinary general meeting within two months of the occurrence of any one of the following events:

(i)	the number of Directors is less than the number stipulated in the Company Law or two-thirds of the number specified in our Articles of Association;

(ii)	our unrecovered losses amount to one-third of the total amount of our share capital;

(iii)	shareholder(s) singly or jointly holding 10% or more of our issued and outstanding voting shares request(s) in writing for the convening of an extraordinary general meeting;

(iv)	the Board of Directors deems necessary or the supervisory committee so requests;

(v)	other cases as provided in laws, administrative regulations and the Articles of Association; or

(vi)	whenever more than a half of the independent Directors so request.

When we convene a shareholders’ general meeting, written notice of the meeting shall be given 45 days before the date of the meeting (when calculating the 45 day period, the date on which the meeting is held shall not be included) to notify all of the shareholders whose names appear in the share register of the matters to be considered and the date and place of the meeting, along with the matters to be resolved in the meeting. Shareholders who intend to attend the meeting shall deliver to us their written reply concerning their attendance at such meeting 20 days before the date of the meeting.

When we convene a shareholders’ general meeting, the Board of Directors, the supervisory committee and shareholder(s) individually and jointly holding more than 5% of our shares have the right to propose resolutions to the Company. Shareholder(s) individually and jointly holding more than 5% of our shares may propose special resolutions in writing to the convenor 20 days before the shareholders’ general meeting is convened. The convenor shall issue a supplementary notice of the general meeting within two days after receiving the resolutions to announce the contents of the resolutions. Apart from the above, no amendment to the resolutions as set out in the notice of general meeting or proposal of new resolutions shall be made after the convenor has issued the notice of general meeting. The resolutions not set out in the notice of general meeting or failing to comply with Article 81 of the Articles of Association shall be not voted and resolved in the shareholders’ general meeting.

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

Changes in Registered Capital

The Company may change its registered share capital in accordance with the Company Law, any other relevant regulatory provisions and the Articles of Association. Article 109 provides that any increase or reduction in share capital must be resolved by a special resolution at a shareholders’ general meeting.

Recent Amendments to the Articles of Association

During the reporting period of this annual report, we made a number of amendments to our Articles of Association. At our 2008 annual general meeting on June 26, 2009, our shareholders approved amendments to our Articles of Association regarding our business registration number, procedures for notifying creditors, cash dividend policy and use of electronic means to communicate with H Shareholders.

In addition, at our 2009 annual general meeting on June 25, 2010, our shareholders approved an amendment to our business scope stated in our Articles of Association to include the “sale of coking coal and iron ore; import and export of goods and technology; warehousing; and automotive repairs.” This amendment is subject to the approval of foreign trade and economic authorities.

C.	Material Contracts

Acquisition of Shandong Hua Ju Energy Co., Ltd.

On October 24, 2008, the Company and the Yankuang Group entered into an equity transfer agreement, pursuant to which, the Company agreed to purchase the 74% equity interest held by the Controlling Shareholder in Hua Ju Energy for RMB593.2 million and the transfer was completed on February 18, 2009. On July 24, 2009, the Company entered into acquisition agreements with three shareholders of Hua Ju Energy, pursuant to which, the Company agreed to acquire 21.14% equity interest in Hua Ju Energy at a consideration of RMB173.0 million.

Acquisition of Felix Resources Limited

On August 13, 2009, the Company entered into a binding Scheme Implementation Agreement with Felix Resources Limited, to make a cash acquisition of the entire equity interest in Felix for approximately AUD3,333 million. This acquisition was completed on December 23, 2009.

Capital Contribution Agreement in Relation to the Formation of the Finance Company of the Group

On April 20, 2010, the Company entered into the “Capital Contribution Agreement in relation to the formation of the Finance Company of the Group” with Yankuang Group, the dominant shareholder of the Company, and Zhongcheng Entrust Co., Ltd. The registered capital of the Finance Company is RMB500.0 million, of which the Company contributed RMB125.0 million, representing approximately 25% of the registered capital.

D.	Exchange Controls

Our Articles of Association require that we pay dividends and other distributions to holders of foreign-invested shares in accordance with relevant foreign exchange control regulations. If there is no applicable regulation, the exchange rate that we use to convert dividends and distributions to foreign currencies will be the average exchange rate of Renminbi to the relevant foreign currency announced by the Bank of China five business days prior to the announcement of the dividend or distribution.

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

Since August 1, 2008, all foreign exchange income generated from current account transactions of PRC enterprises (including foreign-invested enterprises) may be retained by enterprises themselves or be sold to the financial institutions operating the foreign exchange settlement or sale business in accordance with relevant regulations. Foreign exchange income from loans issued by organizations outside the territory or from the issuance of bonds and shares (for example foreign exchange income received by our Company from the sale of shares overseas) is also not required to be sold to financial institutions operating the foreign exchange settlement or sale business, but may be deposited in foreign exchange accounts at the financial institutions operating foreign exchange businesses.

PRC enterprises (including foreign-invested enterprises) which require foreign exchange for transactions relating to current account items may, without the approval of SAFE, effect payment from their foreign exchange accounts at financial institutions operating foreign exchange businesses, with valid receipts and proof. Upon a board approval, foreign-invested and PRC enterprises that need foreign currency to distribute profits to their shareholders, such as our Company, may make distributions from their foreign exchange accounts or convert RMB into foreign currencies at foreign exchange businesses.

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

Enterprises. According to the Enterprise Income Tax Law of the People’s Republic of China effective as of January 1, 2008, the relevant regulations in the Implementing Regulations for the Law of the People’s Republic of China on Enterprise Income Tax (collectively, the “EIT Law”) and the Notice of the State Administration of Taxation on the Issues Concerning Withholding the Enterprise Income Tax on the Dividends Paid by Chinese Resident Enterprises to H Share Holders that are Overseas Non-resident Enterprises, which was promulgated on November 6, 2008, where a Chinese resident enterprise pays dividends for the year of 2008 or any year thereafter to its H share holders that are overseas non-resident enterprises, it shall withhold the enterprise income tax thereon at the uniform rate of 10%. After receiving dividends, a non-resident enterprise shareholder may submit an application to the competent tax authority to claim any treatment under a relevant tax agreement (arrangement).

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

With respect to individual holders of H Shares, the Provisions for Implementing the Individual Income Tax Law of China, as amended, provides that the levied individual income tax on the gains realized on the sale of shares will be regulated in separate rules to be drafted by the Ministry of Finance. However, to date, no such implementing measures have been promulgated by the Ministry of Finance, and no individual income tax on gains realized on sales of shares has been levied. On June 20, 1994, February 9, 1996 and March 30, 1998, the Ministry of Finance and the State Administration of Taxation issued notices providing that gains realized by individuals were temporarily exempted from individual income tax. In addition, according to the Tax Notice, individual holders of Overseas Shares are temporarily not subject to capital gains tax. If such exemption does not apply or is not renewed, and the Tax Notice is found not to apply, a non-PRC enterprise shareholder might be subject to a 20% tax on capital gains, unless reduced by an applicable double taxation treaty.

Additional China Tax Considerations

Under the Provisional Regulations of the PRC Concerning the Stamp Duty, Chinese stamp duty is not imposed on the transfer of shares, such as the H Shares or ADSs, of Chinese publicly traded companies by non-Chinese investors that take place outside of China.

United States Federal Income Taxation

Investors are strongly urged to consult their own tax advisors to determine the particular United States federal, state, local, treaty and foreign tax consequences of owning or disposing of the H Shares or ADSs.

The following is a general discussion of material United States federal income tax consequences of owning and disposing of the H Shares or ADSs if you are a U.S. holder, as defined below, and hold the H Shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986 as amended (the “Code”). This discussion does not address all of the tax consequences relating to the ownership and disposition of the H Shares or ADSs, and does not take into account U.S. holders who may be subject to special rules including:

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

Moreover, this description does not address United States federal estate, gift or alternative minimum taxes or any state or local tax consequences of the ownership and disposition of the H Shares or ADSs.

This discussion is based on the Code, its legislative history, final, temporary and proposed United States Treasury regulations promulgated thereunder, published rulings and court decisions as in effect on the date hereof, all of which are subject to change, or changes in interpretation, possibly with retroactive effect.

You are a “U.S. holder” if you are a beneficial owner of H Shares or ADSs and are:

•	an individual citizen or resident of the United States for United States federal income tax purposes;

•	a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to United States federal income tax without regard to its source; or

•	a trust:

-	subject to the primary supervision of a United States court and the control of one or more United States persons; or

-	that has elected to be treated as a United States person under applicable United States Treasury regulations.

If a partnership (including any entity treated as a partnership for United States federal tax purposes) is a beneficial owner of the H Shares or ADSs, the treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If an investor is a partner in a partnership that holds H Shares or ADSs, such investor should consult its tax advisor. We urge you to consult your tax advisors regarding the United States federal, state, local and non-United States tax consequences of the purchase, ownership and disposition of the H Shares or ADSs.

In general, if you hold ADSs, you will be treated as the owner of the H Shares represented by the ADSs. Exchanges of H shares for ADSs, and ADSs for H shares, generally will not be subject to United States federal income tax.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSIDERATIONS APPLICABLE TO THEM RELATING TO THE OWNERSHIP AND DISPOSITION OF THE H SHARES OR ADSs, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS OR NON-U.S. TAX LAWS, ANY CHANGES IN APPLICABLE TAX LAWS AND ANY PENDING OR PROPOSED LEGISLATION OR REGULATIONS.

Distributions on the H Shares or ADSs

Subject to the discussions below under “ — Passive Foreign Investment Company,” the gross amount of any distribution (without reduction for any PRC tax withheld) we make on the H Shares or ADSs out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in your gross income as ordinary dividend income when the distribution is actually or constructively received by you, or by the depositary in the case of ADSs. Distributions that exceed our current and accumulated earnings and profits will be treated as a return of capital to you to the extent of your basis in the H Shares or ADSs and thereafter as capital gain. We, however, may not calculate earnings and profits in accordance with U.S. tax principles. In that case, all distributions by us to U.S. Holders will generally be treated as dividends. Any dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from United States corporations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution.

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

If we make a distribution paid in HK dollars, you will be considered to receive the U.S. dollar value of the distribution determined at the spot HK dollar/U.S. dollar exchange rate on the date such distribution is received by you or by the depositary, regardless of whether you or the depositary convert the distribution into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in your income to the date you or the depositary convert the distribution into U.S. dollars will be treated as ordinary income or loss from U.S. sources.

Dividends paid by us generally will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and will be categorized as “passive income” or, in the case of certain U.S. Holders as “general category income” for U.S. foreign tax credit purposes. We may be required to withhold PRC income tax on dividends paid to U.S. Holders on the H Shares or ADSs. Subject to various limitations, any PRC tax withheld from distributions in accordance with the Treaty may be deductible or creditable against your United States federal income tax liability.

In the event we are required to withhold PRC income tax on dividends paid to U.S. Holders on the H Shares or ADSs (see discussion under “Taxation — The People’s Republic of China”), you may be able to claim a reduced 10% rate of PRC withholding tax if you are eligible for the benefits under the Treaty. You should consult your own tax advisor about the eligibility for reduction of PRC withholding tax.

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

Sale, Exchange or Other Disposition

Subject to the discussions below under “— Passive Foreign Investment Company,” upon a sale, exchange or other disposition of the H Shares or ADSs, you will generally recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H Shares or ADSs. Any gain or loss will generally be United States source gain or loss for foreign tax credit limitation purposes and as a result of the U.S. foreign tax credit limitation, foreign taxes, if any, imposed upon capital gains in respect of H Shares or ADSs may not be currently creditable. Under the Treaty, if any PRC tax was to be imposed on any gain from the disposition of H Shares or ADSs, the gain may be treated as PRC-source income. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of H Shares or ADSs, including the availability of the foreign tax credit under their particular circumstances.

If you are paid in a currency other than U.S. dollars, any gain or loss resulting from currency exchange fluctuations during the period from the date of the payment resulting from sale, exchange or other disposition is made to the date you convert the payment into U.S. dollars will be treated as United States source ordinary income or loss.

Medicare Tax on Unearned Income

Newly enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. Holders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common stock.

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

Passive income does not include rents and royalties derived from the active conduct of a trade or business. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income.

Based on the current and anticipated composition of our assets and income and current expectations regarding the price of the H Shares and ADSs, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2009 taxable year and we do not intend or anticipate becoming a PFIC for any future taxable year. The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard for the taxable year ending December 31, 2010 until the close of the 2010 taxable year. Changes in the nature of our income or assets or a decrease in the trading price of the H Shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year.

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

A U.S. Holder's adjusted tax basis in the H Shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the H Shares or ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

Alternatively, a timely election to treat us as a qualified electing fund would avoid the foregoing rules with respect to excess distributions and dispositions. You should be aware, however, that if we become a PFIC, we do not intend to satisfy record keeping requirements that would permit you to make a qualified electing fund election.

If you own the H Shares or ADSs during any year that we are a PFIC, you must file IRS Form 8621. The reduced tax rate for dividend income, as discussed above under “— Distributions on the H Shares or ADSs,” is not applicable to a dividend paid by us if we are a PFIC for either our taxable year in which the dividend is paid or the preceding year. We encourage you to consult your own tax advisor concerning the United States federal income tax consequences of holding the H Shares or ADSs that would arise if we were considered a PFIC.

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

Any amount withheld under the backup withholding rules generally will be creditable against your United States federal income tax liability provided that you furnish the required information to the IRS in a timely manner. If you do not provide a correct taxpayer identification number you may be subject to penalties imposed by the IRS. Investors should consult their own tax advisors as to their qualifications for an exemption from backup withholding and the procedures for obtaining this exemption.

Hong Kong

The following discussion summarizes the material Hong Kong tax provisions relating to the ownership of H shares or ADSs held by you.

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

No Hong Kong tax liability will arise on capital or trading gains arising from the sale of ADSs where the purchase and sale is effected outside Hong Kong, e.g., on the NYSE.

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

In accordance with the Exchange Act, we must file reports, including this annual report, and other information with the Commission. The reports and other information we have filed under the Exchange Act and the registration statement on Form F-1 and exhibits thereto we have previously filed with the Commission may be inspected and copied by the public at the public reference facilities maintained by the Commission at 100 F Street NE, Washington D.C. 20549, U.S.A. and will also be available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048, U.S.A. and at Northwest Atrium Center, 500 Madison Street (Suite 1400), Chicago, Illinois 60661, U.S.A. Copies of such material may also be obtained from the Public Reference Section of the Commission at 100 F Street NE, Washington D.C. 20549, U.S.A. at prescribed rates. Our annual reports and other information filed with the Commission are also available at the Commission’s website at www.sec.gov. Such reports and other information may also be inspected at the office of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, U.S.A.

I.	Subsidiaries

As of December 31, 2009, we owned the following significant subsidiaries:

Name of Subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital		Proportion of registered capital/issued share capital held by the Company		Proportion of voting power held	Principal activities
				Directly	Indirectly
Austar Coal Mine Pty Limited	Australia	AUD	64,000,000	—	100%	100%	Coal mining business
Felix Resources Limited	Australia	AUD	446,408,871	—	100%	100%	Coal mining, sales and exploration
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd.	PRC	RMB	2,100,000	52.38%	—	52.38%	Trading and processing of mining machinery
Shandong Hua Ju Energy Co., Limited	PRC	RMB	288,589,774	95.14%	—	95.14%	Power and heat supply
Shandong Yanmei Shipping Co., Ltd.	PRC	RMB	5,500,000	92%	—	92%	Transportation via rivers and lakes and the sales of coal and construction materials
Shanxi Heshun Tianchi Energy Company Limited	PRC	RMB	90,000,000	—	81.31%	81.31%	Coal mining business
Shanxi Tianhao Chemicals Company Limited	PRC	RMB	150,000,000	—	99.85%	99.85%	Operation of methanol project
Yancoal Australia Pty Limited	Australia	AUD	64,000,000	100%	—	100%	Investment holding
Yanzhou Coal Shanxi Nenghua Company Limited	PRC	RMB	600,000,000	100%	—	100%	Investment holding
Yanmei Heze Nenghua Company Limited	PRC	RMB	1,500,000,000	96.67%	—	96.67%	Coal mining business
Yanzhou Coal Ordos Nenghua Company Limited	PRC	RMB	500,000,000	100%	—	100%	Construction of 600,000 tonne methanol project

Name of Subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital		Proportion of registered capital/ issued share capital held by the Company		Proportion of voting power held	Principal activities
				Directly	Indirectly
Yanzhou Coal Yulin Nenghua Company Limited	PRC	RMB	1,400,000,000	100%	—	100%	Operation of 600,000 tonne methanol project

J.	Compliance with and Exemption to Corporate Governance Standards Imposed by the New York Stock Exchange

The New York Stock Exchange (“NYSE”) has imposed a series of corporate governance listing standards for companies listed on the NYSE in Section 303A of the NYSE Listed Company Manual. However, the NYSE allows listed foreign private issuers, subject to certain limitations and conditions, to follow “home country” practice in lieu of the provisions of Section 303A. To qualify for this exemption, a foreign private issuer must disclose any significant manners in which its corporate governance practices differ from those generally required under NYSE listing standards.

As of the date of this annual report, 52.86% of our voting rights are held by our controlling shareholder, Yankuang Group. We therefore are not required to comply with the majority independent requirement of Section 303A.01 when forming our board of directors. Moreover, we are not required to form a nominating, corporate governance, and compensation committee composed entirely of independent directors under the requirements of Sections 303A.04 and 303A.05.

We have established an audit committee pursuant to Section 303A.06 of the NYSE Listed Company Manual. We rely on the exemption under Section 303A.00 of the NYSE Listed Company Manual for foreign private issuers, as well as exemptions for affiliated director and employee director provided under Rule 10A-3 of the Exchange Act to comply with the audit committee requirements set out in the NYSE Listed Company Manual.

As a foreign private issuer, we are subject to more than one set of corporate governance requirements, including those applicable in our home country. In the table below, we set out material differences between our corporate governance practices and the NYSE’s corporate governance requirements as set out in Section 303A of the Listed Company Manual:

	NYSE Listed Company Manual Requirements on Corporate Governance	Our Practice
Non-management directors must meet at regularly scheduled executive sessions without management	Section 303A.03 of the Listed Company Manual requires non-management directors of each listed company to meet at regularly scheduled executive sessions without management participation.	There is no identical corporate governance requirement in the PRC. We have established a reporting system to the Board to ensure that the Directors stay informed of our business and operations. We believe that convening board meetings on a regularly basis offers non-management directors an effective forum to opine their views and engage in full and open discussions regarding our business affairs.

	NYSE Listed Company Manual Requirements on Corporate Governance	Our Practice
Corporate Governance Guidelines

Section 303A.09 requires a listed company to adopt and disclose corporate governance guidelines. In addition, Section 303A.09 lists out matters that must be addressed in the guidelines:

•    director qualification standards;

•    director responsibilities;

•    director access to management and

      independent advisors;

•    director compensation;

•    director orientation and continuing

      education;

•    management succession; and

•    annual performance evaluation of the

      board.

Although we have not adopted a separate set of corporate governance guidelines encompassing all the corporate governance matters required by the NYSE, our shareholders have approved relevant corporate rules and measures to address issues pertaining to:

•    the duties, powers and responsibilities

      of shareholders, the Board, the

      Board of Supervisors, and the

      independent Directors;

•    the disclosure of information; and

•    connected transactions.

We believe that collectively, the foregoing rules and measures adequately address the corporate governance requirements of the NYSE and provide a comprehensive and detailed set of corporate governance requirements that promote the effective operation of the Company.

Code of Business Conduct and Ethics

Section 303A.10 requires a listed company to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers from the code for directors or executive officers. The following topics must be addressed in a code of business conduct and ethics:

•    conflicts of interest;

•    corporate opportunities;

•    confidentiality;

•    fair dealing;

•    protection and proper use of company

      assets;

•    compliance with laws, rules and

      regulations (including insider trading

      laws); and

•    encouraging the reporting of any illegal

      or unethical behavior.

We have adopted a code of ethics, which is published on our website, in compliance with PRC laws and regulations as well as the rules of relevant stock exchanges. Although our current code of ethics as adopted does not completely conform to the NYSE rules, we believe that the existing code of ethics adequately protects the interests of the Company and Shareholders.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. As a global concern, we are exposed to adverse developments in foreign currency exchange rates, interest rates and commodity price risk. These exposures may change over time as our business develops and could have a material adverse impact on our financial results.

Interest Rate Risk. We are exposed to interest rate risk caused by interest rates changes on our liabilities, in particular our long-term liabilities. We are also exposed to cash flow interest rate risk in relation to variable rate bank balances, term deposit, restricted cash and bank borrowings in Renminbi. Our cash flow interest rate risk is mainly concentrated on fluctuations of the PBOC benchmark lending interest rate in relation to our RMB denominated borrowings. We undertake debt obligations to fund our ordinary expenses, including capital expenditures and working capital needs. Upward fluctuations in interest rates increase the cost of new debt and the interest cost of outstanding variable rate liabilities. Interest rate fluctuations can also lead to significant fluctuations in the fair values of our debt obligations. The Group’s Australian subsidiaries also entered into contracts with banks to hedge a proportion of borrowings issued at variable interest rates through the use of floating-to-fixed interest rate swap contracts. As of December 31, 2009, the outstanding notional amount was approximately RMB282 million maturing within three years at a hedge period of three months with floating rate and fixed rate of approximately 4.2783% and 5.89% respectively. We currently do not have an interest rate hedging policy nor do we use any derivative instruments to hedge our interest rate risk as to our operation in China.

Our exposures to interest rate risk on our financial assets and liabilities, as well as our sensitivity to interest rate fluctuation are not significant. We have prepared a sensitivity analysis to assess the impact of interest rate fluctuations on our 2009 operating results. Based on this analysis, we estimate that an increase in the interest rate of 1% would have decreased our reported net income attributable to our equity holders for 2009 by approximately RMB61.8 million.

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

RMB fluctuations mainly affect our (a) income from coal exports, which must be converted into RMB since our coal exports are denominated in U.S. dollars; (b) conversion of foreign currency deposits and loans; (c) exposure to the foreign currency loans we granted to our foreign operation; and (d) costs of imported equipment and fittings.

The sales and costs of each entity in our Company are generally denominated in the functional currency of the relevant entity. Accordingly, we are not exposed to significant foreign currency risk. Our Company is primarily exposed to fluctuations in the U.S. dollar, Hong Kong dollar and Australian dollar.

The table below sets forth assets and liabilities of the Company and its subsidiaries that are denominated in foreign currencies different than the functional currency of the entity that carries such assets or liabilities on its balance sheet as of December 31, 2009.

	Liabilities		Assets
	2009	2008	2009	2008
	(RMB’000)
United States Dollars (US$)	20,757,943	4,447	1,311,500	910,764
Euro (EUR)	—	—	3,611	15,718
Hong Kong Dollar (HK$)	—	—	7,309	7,286
Notional amounts to sell USD foreign exchange contracts used for hedging	—	210,800	1,143,416	—
Notional amounts of buy USD foreign exchange contracts used for hedging	73,713	—	—	—
Notional amounts of buy EUR foreign exchange contracts used for hedging	26,541	—	—	—
Notional amounts of buy Yen foreign exchange contracts used for hedging	71,511	—	—	—

Except as disclosed in our financial statements, we do not have a foreign currency hedging policy. However, our management monitors our foreign exchange exposure and will consider hedging significant currency exposure if the need arises.

We have prepared a sensitivity analysis to assess the impact of exchange rate fluctuations on our operating results based on a 5% increase or decrease in the exchange rates for the U.S. dollar or Hong Kong dollar against the Renminbi. The sensitivity analysis includes only outstanding monetary items denominated in foreign currency and adjusts the translation of these monetary items as of the end of the indicated year for a 5% change in the exchange rates for the relevant currency. The sensitivity analysis also assesses the impact of a 5% increase or decrease in the exchange rate for the Australian dollar against the U.S. dollar, which would affect loans to foreign operations within our Group that are denominated in a currency other than the functional currency of the lender or the borrower.

	US$(1)		HK$(1)
	2009	2008	2009	2008
	(RMB’000)
Increase (decrease) to profit and loss
- if RMB weakens against respective foreign currency	49,390	58,863	274	273
- if RMB strengthens against respective foreign currency	(49,390)	(58,863)	(274)	(273)

	US$(2)
	2009	2008
	(RMB’000)	(RMB’000)
Increase (decrease) to profit and loss
- if AUD weakens against respective foreign currency	(739,749)	(21,584)
- if AUD strengthens against respective foreign currency	739,749	21,584

(1)	This is mainly attributable to our exposure outstanding on the bank deposits and loans to foreign operations or subsidiaries denominated in U.S. dollars and Hong Kong dollars at the year end in the Group.
(2)	This is mainly attributable to the exposure outstanding on the loans to foreign operations within the Group, foreign currency bank borrowings and derivative financial instruments where the denomination of the loan is in a currency other than the functional currency of the borrower (i.e., AUD).

During the year ended December 31, 2009, the Group’s subsidiaries in Australia entered into forward foreign exchange contracts to sell or purchase specified amounts of foreign currencies in the future at stipulated exchange rates. The objective of entering into the forward foreign exchange contracts is to reduce volatility in revenue streams and capital expenditures due to foreign exchange rates and thereby enhance the Group’s in risk management. The outstanding sell United States dollars contracts are hedging highly probable forecasted sales of coal, whereas the outstanding buy United States dollars, Euro and Yen contracts relate to the purchase of mining equipment.

As of December 31, 2009, the outstanding notional amount to sell United States dollars (sell United States dollars and buy Australian dollars) was approximately RMB1,143.4 million, all maturing within one year with forward rates of approximately from 0.7661 to 0.9044.

As of December 31, 2009, the outstanding notional amount to buy United States dollars (buy United States dollars and sell Australian dollars), buy Euro (buy Euro and sell Australian dollars) and buy Yen (buy Yen and sell Australian dollars) was approximately RMB73.7 million, RMB26.5 million and RMB71.5 million respectively, all maturing within six months with forward rates of approximately 0.753, 0.552 and floor price and ceiling price of 71.7 and 72.7 respectively.

For the year ended December 31, 2008, the ineffective hedging portion of the changes in fair values of the forward foreign exchange contracts of approximately RMB10.4 million was recognized as selling, general and administrative expenses in the consolidated income statement. No ineffective hedging portion has been included in the consolidated income statement for the year ended December 31, 2009. The effective hedging portion was recognized as current portion of derivative financial instruments in the consolidated balance sheet.

Commodity Price Risk. Coal prices are subject to cyclical fluctuations that reflect changes in demand and supply. Price fluctuations directly affect our operating and financial performance. We have historically experienced substantial price fluctuations and believe these fluctuations will continue. The volume-weighted average selling price of our coal products was RMB640.2 in 2008 and RMB507.4 in 2009.

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

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

The following table summarizes the fees and charges that a holder of our ADSs may have to pay, directly or indirectly, in connection with the ownership of our American Depositary Receipts.

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities to holders of deposited securities that are distributed by the depositary to ADS registered holders

Registration or transfer fees	•	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	•	Cable, telex and facsimile transmissions

• Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The Bank of New York Mellon, as depositary, has agreed to waive certain standard fees related to the administration of our ADR program and investor relationship programs. From January 1, 2009 to December 31 2009, the total amount of the fees that were waived was approximately US$139,000.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2009, we were not in default, in arrears or otherwise delinquent in the payment of principal or interest of any indebtedness or dividends.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our general manager and chief financial officer, our management conducted an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as amended) as of December 31, 2009. Based on the evaluation described below, our general manager and chief financial officer concluded that, as of that date, our disclosure controls and procedures were effective.

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

Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not be able to prevent or detect misstatements on a timely basis, which may be a product of collusion, failure to abide by controls, error or fraud. In addition, projections of the internal control’s effectiveness to future periods are subject to the risk that the control may become inadequate because of changes in conditions or a deterioration in the degree of compliance with the internal control policies or procedures.

Under the supervision of and with the participation of our general manager and our chief financial officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting using criteria established in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). As the acquisition of Felix Resources Limited was completed on December 23, 2009, our evaluation of internal control over financial reporting did not include the internal control measures of Felix Resources Limited, whose financial statements reflect total assets and revenues constituting 39% and nil percent, respectively, of our related consolidated financial statement amounts as of and for the year ended December 31, 2009. Based on its evaluation, our management has concluded that, as of December 31, 2009, our internal control over financial reporting (excluding that of Felix Resources Limited) was effective.

The effectiveness of our internal controls over financial reporting (excluding the internal control over financial reporting of Felix Resources Limited) as of December 31, 2009 has been audited by Grant Thornton, our independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

During the fiscal year covered by this annual report, as well as following the completion of the Felix acquisition in December 2009, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Mr. Zhai Xigui, Mr. Pu Hongjiu, Mr. Li Weian, Mr. Wang Junyan, Mr. Chen Changchun and Mr. Dong Yunqing. Our Board of Directors has determined that Mr. Zhai Xigui meets the independence requirement of Section 303A.02 of the NYSE Listed Company Manual and that he qualifies as an audit committee financial expert as the term is defined in rules and regulations established by the SEC.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics that applies to our chairman, vice chairman, chief executive officer, chief financial officer, board secretary, chief engineer, financial controller and the managers of our finance and audit departments. Our code of ethics is posted on our website at www.yanzhoucoal.com.cn/en/governance/img/site8/20091111/0015c54657fb0c64597902.pdf. No amendments to, or waivers from, our code of ethics have been made. A copy of our code of ethics is available to any shareholder, without charge, upon written request to the address on the cover of this annual report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

During 2009, Grant Thornton and ShineWing Certified Public Accountants were our international and domestic auditors respectively and, collectively, our principal accountants.

Audit Fees

Audit fees primarily consist of fees for the audits of the consolidated financial statements prepared under IFRS and PRC GAAP and the statutory financial statements of our subsidiaries for the relevant year, the review of interim consolidated financial statements and the audit of our internal control over financial reporting as required by the Sarbanes-Oxley Act. Service fees denominated in Australian dollars were incurred for the audit of Yancoal Australia’s financial statements and internal control.

The following table sets forth the aggregate audit fees of our principal accountants for each of the two years ended December 31, 2009:

	Audit Fees
	(RMB)	(AUD)
2008	6,960,000	90,000
2009	6,960,000	610,000

Audit-related Fees, Tax Fees, All Other Fees

We did not incur any audit-related fees, tax fees or other fees for professional service rendered by our principal accountants during the last two fiscal years.

Audit Committee Pre-Approval Policies and Procedures

The audit committee of our Board of Directors is responsible for, among other things, the recommendation or termination of external auditors subject to the requirements of applicable domestic and overseas listing rules and regulations. Before our principal accountants were engaged by the Company or our subsidiaries to render audit or non-audit services, their respective engagements were approved by our audit committee. All of the audit services provided by Grant Thornton and ShineWing Certified Public Accountants in 2009 were pre-approved by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Our audit committee consists of four independent non-executive directors, Mr. Zhai Xigui, Pu Hongjiu, Li Weian and Wang Junyan; one affiliated director, Mr. Chen Changchun; and one employee director, Mr. Dong Yunqing. As a foreign private issuer, we rely on the exemption under Section 303A.06 of the NYSE Listed Company Manual, as well as exemptions for affiliated directors and employee directors as provided under Rule 10A-3 of the Exchange Act, to remain compliant with the audit committee standards set out in Section 303A.06 of the NYSE Listed Company Manual.

The affiliated director qualifies for the exemption under Rule 10A-3(b)(1)(iv)(D) of the Exchange Act because, except in his capacity as a member of the Company’s Board of Directors and audit committee, he does not receive, directly or indirectly, any consulting, advisory or other compensatory fee from us or any of our subsidiaries. In addition, the affiliated director is not a voting member or the chairman of the audit committee pursuant to our audit committee charter, nor is the affiliated director one of our executive officers.

The employee director qualifies for the exemption under Rule 10A-3(b)(1)(iv)(C) of the Exchange Act because he is not our executive officer and was elected to the Board of Directors of the Company pursuant to the Advisory Opinion Regarding the Establishment of Sound Corporate Governance for Company Employee Directors and Employee Supervisors, promulgated by the Shandong Economic and Trade Commission on July 20, 2000. Rule 10A-3(b)(1)(iv)(C) of the Exchange Act provides an exemption to the independence requirement and permits an employee director of a foreign private issuer who is a non-executive officer who is elected or named to the foreign private issuer’s board of directors or audit committee pursuant to the issuer’s governing law or documents, an employee collective bargaining or similar agreement or other home country legal or listing requirements. The employee director is not a voting member or the chairman of the audit committee pursuant to our audit committee charter.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report on Form 20-F.

ITEM 19.	EXHIBITS

Documents filed as exhibits to this annual report:

Exhibit Number	Description

4.1	Scheme Implementation Agreement with Felix Resources Limited

8.1	List of subsidiaries of Yanzhou Coal Mining Company Limited

12.1	Certification of general manager pursuant to Rule 13a-14 or 15d-14 promulgated under the U.S. Securities Act of 1934

12.2	Certification of chief financial officer pursuant to Rule 13a-14 or 15d-14 promulgated under the U.S. Securities Act of 1934

13.1	Certification of general manager pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Certification of chief financial officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YANZHOU COAL MINING COMPANY LIMITED
(Registrant)

Date: June 29, 2010	By:	/s/ LI WEIMIN
	Name:	LI Weimin
	Title:	General Manager

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

AND REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock company with limited liability established in the People’s Republic of China)

We have audited the accompanying consolidated balance sheets of Yanzhou Coal Mining Company Limited and its subsidiaries (the “Group”) as of December 31, 2009 and 2008, and the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 29, 2010 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/Grant Thornton

Hong Kong

June 29, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock company with limited liability established in the People’s Republic of China)

We have audited the internal control over financial reporting of Yanzhou Coal Mining Company Limited and its subsidiaries (the “Group”) as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Report on Internal Control over Financial Reporting disclosed in Item 15 of the Form 20-F (“Management’s Report”). Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. Our audit of, and opinion on, the Group’s internal control over financial reporting does not include internal control over financial reporting of Felix Resources Limited, a wholly owned subsidiary, whose financial statements reflect total assets and revenues constituting 39 and nil percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2009. As indicated in the Management’s Report, Felix Resources Limited was acquired during 2009 and therefore, management’s assertion on the effectiveness of the Group’s internal control over financial reporting excluded internal control over financial reporting of Felix Resources Limited.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Group and our report dated June 29, 2010 expressed an unqualified opinion on those financial statements.

/s/Grant Thornton

Hong Kong

June 29, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock company with limited liability established in the People’s Republic of China)

We have audited the accompanying consolidated income statement, statement of comprehensive income, changes in equity and cash flows of Yanzhou Coal Mining Company Limited and subsidiaries (the “Group”) for the year ended December 31, 2007, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Yanzhou Coal Mining Company Limited and subsidiaries for the year ended December 31, 2007, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 16 to the consolidated financial statements, the 2007 reported earnings per American Depositary Shares (“ADS”) information has been retrospectively adjusted for the share split in July 2008.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants
Hong Kong
June 26, 2008 (June 25, 2009 as to Note 16)

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
	NOTES	2009	2008	2007
		RMB’000	RMB’000	RMB’000
GROSS SALES OF COAL	7	19,537,191	24,557,521	14,906,746
RAILWAY TRANSPORTATION SERVICE INCOME		258,443	247,199	203,714
GROSS SALES OF ELECTRICITY POWER		185,593	59,811	—
GROSS SALES OF METHANOL		258,867	38,550	—
GROSS SALES OF HEAT SUPPLY		13,268	—	—

TOTAL REVENUE		20,253,362	24,903,081	15,110,460

TRANSPORTATION COSTS OF COAL	7	(403,311)	(508,712)	(549,816)
COST OF SALES AND SERVICE PROVIDED	8	(10,170,532)	(11,816,789)	(7,331,924)
COST OF ELECTRICITY POWER		(188,855)	(88,253)	—
COST OF METHANOL		(352,943)	(37,834)	—
COST OF HEAT SUPPLY		(7,364)	—	—

GROSS PROFIT		9,130,357	12,451,493	7,228,720

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	9	(3,820,241)	(3,832,031)	(2,854,677)
SHARE OF INCOME (LOSS) OF AN ASSOCIATE	29	109,786	(67,367)	(2,438)
OTHER INCOME	10	311,019	351,493	198,930
INTEREST EXPENSE	11	(45,115)	(38,360)	(27,222)

PROFIT BEFORE INCOME TAXES		5,685,806	8,865,228	4,543,313

INCOME TAXES	12	(1,553,312)	(2,385,617)	(1,315,520)

PROFIT FOR THE YEAR	13	4,132,494	6,479,611	3,227,793

Attributable to:
Equity holders of the company		4,117,322	6,488,908	3,230,450
Minority interests		15,172	(9,297)	(2,657)

		4,132,494	6,479,611	3,227,793

EARNINGS PER SHARE, BASIC	16	RMB 0.84	RMB1.32	RMB0.66

EARNINGS PER ADS, BASIC	16	RMB 8.37	RMB 13.19	RMB 6.56

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2009	2008	2007
	RMB’000	RMB’000	RMB’000
Profit for the year	4,132,494	6,479,611	3,227,793

Other comprehensive income (after income tax):

Available-for-sale investments:
Change in fair value	125,225	(269,639)	312,944
Deferred taxes	(31,306)	67,409	(75,519)

	93,919	(202,230)	237,425

Cash flow hedges:
Cash flow hedge reserve recognized	12,280	(20,567)	—
Reclassification adjustments for amounts transferred to income statement (included in selling, general and administrative expenses)	18,118	—	—
Deferred taxes	(11,780)	8,831	—

	18,618	(11,736)	—

Exchange difference arising on translation of foreign operations	134,184	(101,227)	1,563

Other comprehensive income (loss) for the year	246,721	(315,193)	238,988

Total comprehensive income for the year	4,379,215	6,164,418	3,466,781

Attributable to:
Equity holders of the Company	4,364,043	6,173,715	3,469,438
Minority interests	15,172	(9,297)	(2,657)

	4,379,215	6,164,418	3,466,781

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

		At December 31,
	NOTES	2009	2008
		RMB’000	RMB’000
ASSETS

CURRENT ASSETS
Bank balances and cash	17	8,522,399	8,439,578
Term deposits	17	3,216,697	1,153,385
Restricted cash	17	315,045	18,823
Bills and accounts receivable	18	4,723,922	2,977,266
Inventories	19	886,360	819,599
Prepayments and other receivables	21	1,868,229	1,567,210
Prepaid lease payments	22	17,121	15,296
Prepayment for resources compensation fees	23	2,761	3,240
Derivative financial instruments	37	37,760	—
Tax recoverable		59,978	—
Overburden in advance	26	350,676	—

TOTAL CURRENT ASSETS		20,000,948	14,994,397

NON-CURRENT ASSETS
Intangible assets	24	18,866,674	1,039,707
Prepaid lease payments	22	691,339	628,119
Prepayment for resources compensation fees	23	13,208	15,490
Property, plant and equipment	25	18,877,134	14,149,446
Goodwill	27	1,305,345	298,650
Investments in securities	28	295,295	139,887
Interests in an associate	29	939,981	830,195
Interests in jointly controlled entities	31	1,257	—
Restricted cash	17	238,730	78,791
Deposit made on investment	30	175,021	117,926
Deferred tax assets	39	1,027,659	46,023

TOTAL NON-CURRENT ASSETS		42,431,643	17,344,234

TOTAL ASSETS		62,432,591	32,338,631

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bills and accounts payable	33	1,366,976	910,127
Other payables and accrued expenses	34	4,441,834	2,698,256
Provision for land subsidence, restoration, rehabilitation and environmental costs	35	1,564,106	450,979
Amounts due to Parent Company and its subsidiary companies	45	757,882	706,328
Borrowings - due within one year	36	1,598,113	82,000
Current portion of long term payable - due within one year	38	5,967	—
Derivative financial instruments	37	28,333	29,435
Tax payable		647,190	419,866

TOTAL CURRENT LIABILITIES		10,410,401	5,296,991

NON-CURRENT LIABILITIES
Amounts due to Parent Company and its subsidiary companies - due after one year	45	—	7,253
Borrowings - due after one year	36	20,911,728	176,000
Deferred tax liability	39	1,785,087	41,777
Provision for land subsidence, restoration, rehabilitation and environmental costs	35	44,702	—
Non-current portion of long term payable- due after one year	38	26,380	—

TOTAL NON-CURRENT LIABILITIES		22,767,897	225,030

TOTAL LIABILITIES		33,178,298	5,522,021

Capital and reserves	40
Share capital		4,918,400	4,918,400
Reserves		24,233,407	21,836,724

Equity attributable to equity holders of the Company		29,151,807	26,755,124
Minority interest		102,486	61,486

TOTAL EQUITY		29,254,293	26,816,610

TOTAL LIABILITIES AND EQUITY		62,432,591	32,338,631

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Future development fund	Statutory common reserve fund	Translation reserve	Investment revaluation reserve	Cash flow hedge reserve	Retained earnings	Attributable to equity holders of the Company	Minority interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(note 40)		(note 40)	(note 40)
Balance at January 1, 2007	4,918,400	2,981,002	2,218,574	1,704,611	(15,505)	22,754	—	7,101,943	18,931,779	61,961	18,993,740
Appropriations to reserves	—	—	368,531	333,329	—	—	—	(701,860)	—	—	—

Profit for the year	—	—	—	—	—	—	—	3,230,450	3,230,450	(2,657)	3,227,793
Other comprehensive income:
- Fair value change of available-for-sale investments	—	—	—	—	—	237,425	—	—	237,425	—	237,425
- Exchange difference arising on translation of foreign operations	—	—	—	—	1,563	—	—	—	1,563	—	1,563

Total comprehensive income for the year	—	—	—	—	1,563	237,425	—	3,230,450	3,469,438	(2,657)	3,466,781

Transactions with owners
- Dividends	—	—	—	—	—	—	—	(983,680)	(983,680)	(330)	(984,010)
- Contribution from a minority shareholder of a subsidiary	—	—	—	—	—	—	—	—	—	24,000	24,000
- Acquisition of additional interest in a subsidiary	—	—	—	—	—	—	—	—	—	(11,899)	(11,899)

Total transactions with owners	—	—	—	—	—	—	—	(983,680)	(983,680)	11,771	(971,909)

Balance at December 31, 2007	4,918,400	2,981,002	2,587,105	2,037,940	(13,942)	260,179	—	8,646,853	21,417,537	71,075	21,488,612

Balance at January 1, 2008	4,918,400	2,981,002	2,587,105	2,037,940	(13,942)	260,179	—	8,646,853	21,417,537	71,075	21,488,612
Appropriations to reserves	—	—	382,219	785,235	—	—	—	(1,167,454)	—	—	—

Profit for the year	—	—	—	—	—	—	—	6,488,908	6,488,908	(9,297)	6,479,611
Other comprehensive income :
- Fair value change of available-for-sale investments	—	—	—	—	—	(202,230)	—	—	(202,230)	—	(202,230)
- Cash flow hedge reserve recognized	—	—	—	—	—	—	(11,736)	—	(11,736)	—	(11,736)
- Exchange difference arising on translation of foreign operations	—	—	—	—	(101,227)	—	—	—	(101,227)	—	(101,227)

Total comprehensive income for the year	—	—	—	—	(101,227)	(202,230)	(11,736)	6,488,908	6,173,715	(9,297)	6,164,418

Transactions with owners
- Dividends	—	—	—	—	—	—	—	(836,128)	(836,128)	(292)	(836,420)

Balance at December 31, 2008	4,918,400	2,981,002	2,969,324	2,823,175	(115,169)	57,949	(11,736)	13,132,179	26,755,124	61,486	26,816,610

Balance at January 1, 2009	4,918,400	2,981,002	2,969,324	2,823,175	(115,169)	57,949	(11,736)	13,132,179	26,755,124	61,486	26,816,610
Appropriations to reserves	—	—	292,550	381,280	—	—	—	(673,830)	—	—	—

Profit for the year	—	—	—	—	—	—	—	4,117,322	4,117,322	15,172	4,132,494
Other comprehensive income :
- Fair value change of available-for-sale investments	—	—	—	—	—	93,919	—	—	93,919	—	93,919
- Cash flow hedge reserve recognized	—	—	—	—	—	—	18,618	—	18,618	—	18,618
- Exchange difference arising on translation of foreign operations	—	—	—	—	134,184	—	—	—	134,184	—	134,184

Total comprehensive income for the year	—	—	—	—	134,184	93,919	18,618	4,117,322	4,364,043	15,172	4,379,215

Transactions with owners
- Dividends	—	—	—	—	—	—	—	(1,967,360)	(1,967,360)	(466)	(1,967,826)
- Acquisition of interests from minority shareholders	—	—	—	—	—	—	—	—	—	(134,820)	(134,820)
- Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	161,114	161,114

Total transactions with owners	—	—	—	—	—	—	—	(1,967,360)	(1,967,360)	25,828	(1,941,532)

Balance at December 31, 2009	4,918,400	2,981,002	3,261,874	3,204,455	19,015	151,868	6,882	14,608,311	29,151,807	102,486	29,254,293

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	NOTES	2009	2008	2007
		RMB’000	RMB’000	RMB’000
OPERATING ACTIVITIES

Profit before income taxes		5,685,806	8,865,228	4,543,313
Adjustments for:
Interest expenses		45,115	38,360	27,222
Interest income		(187,604)	(275,220)	(103,564)
Dividend income		(2,288)	(7,401)	(7,143)
Net unrealized foreign exchange losses		37,676	284,278	—
Depreciation of property, plant and equipment		1,793,278	1,140,809	1,237,132
Release of prepaid lease payments		17,027	15,109	13,861
Amortization of prepayment for resources compensation fees		2,761	2,998	3,339
Amortization of intangible assets		44,278	35,652	15,728
Reversal of impairment loss on accounts receivable and other receivables		(13,634)	(4,369)	(4,363)
Share of (income) loss of an associate		(109,786)	67,367	2,438
(Gain) loss on disposal of property, plant and equipment		11,252	(12,317)	(25,002)
Impairment loss on property, plant and equipment		14,199	—	339,743

Operating cash flows before movements in working capital		7,338,080	10,150,494	6,042,704

Increase in bills and accounts receivable		(1,416,577)	(217,012)	(536,673)
(Increase) decrease in inventories		228,862	(405,200)	145,891
Movement in land subsidence, restoration, rehabilitation and environmental cost		1,109,659	431,344	232,547
(Increase) decrease in prepayments and other current assets		20,193	(1,242,027)	(108,607)
Increase (decrease) in bills and accounts payable		(4,964)	263,755	(90,180)
Increase in other payables and accrued expenses		622,093	34,481	622,128
Increase in long-term payables		3,980	—	—
Increase (decrease) in amounts due to Parent Company and its subsidiary companies		57,549	40,749	(315,065)

Cash generated from operations		7,958,875	9,056,584	5,992,745

Income taxes paid		(1,596,774)	(2,207,217)	(1,520,081)
Interest paid		(28,501)	(36,511)	(24,722)
Interest income received		184,243	275,220	103,564
Dividend income received		2,288	7,401	7,143

NET CASH FROM OPERATING ACTIVITIES		6,520,131	7,095,477	4,558,649

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS—Continued

		Year ended December 31,
	NOTES	2009	2008	2007
		RMB’000	RMB’000	RMB’000
INVESTING ACTIVITIES

Decrease (increase) in term deposits		(1,971,371)	141,599	(100,453)
Purchase of property, plant and equipment		(2,133,726)	(2,027,030)	(2,772,586)
Decrease in other loans receivable		—	640,000	—
(Increase) decrease in restricted cash		(432,492)	(50,412)	59,404
Increase in deposit made on investment		(57,095)	—	(20,500)
Proceeds on disposal of property, plant and equipment		79,626	19,829	31,593
Acquisition of Hua Ju Energy	43	(761,683)	—	—
Acquisition of Felix	44	(19,558,544)	—	—
Acquisition of Shanxi Group		—	—	(14,965)
Acquisition of mining rights in Southland		—	—	(61,923)
Acquisition of mining rights in Zhaolou		—	(747,339)	—
Purchase of intangible assets		(233)	—	—
Purchase of land use right		(7,420)	(68,136)	(11,515)
Investment in an associate		—	—	(900,000)

NET CASH USED IN INVESTING ACTIVITIES		(24,842,938)	(2,091,489)	(3,790,945)

FINANCING ACTIVITIES

Dividend paid		(1,967,360)	(836,128)	(983,680)
Proceeds from bank borrowings		20,840,505	—	—
Repayments of bank borrowings		(188,705)	(72,000)	(50,000)
Repayment to Parent Company and its subsidiary companies in respect of consideration for acquisition of Jining III		(13,248)	(13,248)	(8,689)
Dividend paid to a minority shareholder of a subsidiary		(201)	(292)	(330)
Dividend paid to the former shareholders of Hua Ju Energy		(47,250)	—	—
Repayment of borrowings to Parent Company		(120,000)	—	—
Contribution from a minority shareholder of a subsidiary		—	—	24,000

NET CASH FROM (USED IN) FINANCING ACTIVITIES		18,503,741	(921,668)	(1,018,699)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		180,934	4,082,320	(250,995)
CASH AND CASH EQUIVALENTS, AT JANUARY 1		8,439,578	4,424,561	4,715,945
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(98,113)	(67,303)	(40,389)

CASH AND CASH EQUIVALENTS, AT DECEMBER 31, REPRESENTED BY BANK BALANCES AND CASH		8,522,399	8,439,578	4,424,561

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

Organization and principal activities

Yanzhou Coal Mining Company Limited (the “Company”) is established as a joint stock company with limited liability in the People’s Republic of China (the “PRC”). In April 2001, the status of the Company was changed to that of a sino-foreign joint stock limited company. The Company’s A shares are listed on the Shanghai Securities Exchange (“SSE”), its H shares are listed on The Stock Exchange of Hong Kong (the “SEHK”), and its American Depositary Shares (“ADS”, one ADS represents 10 H shares) are listed on the New York Stock Exchange, Inc. The addresse of the registered office and principal place of business of the Company is 298 Fushan South Road, Zoucheng, Shandong Province, PRC.

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

The principal activities of the Company’s associate and joint ventures are set out in notes 29, 31 and 32 respectively.

As at December 31, 2009, the Group has a net current assets of RMB9,590,547,000 (2008: RMB9,697,406,000) and total assets less current liabilities of RMB52,022,190,000 (2008:RMB27,041,640,000).

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

Shanxi Neng Hua is an investment holding company, which holds 81.31% equity interest in Shanxi Heshun Tianchi Energy Company Limited (“Shanxi Tianchi”) and approximately 99.85% equity interest in Shanxi Tianhao Chemicals Company Limited (“Shanxi Tianhao”). The principal activities of Shanxi Tianchi are to exploit and sale of coal from Tianchi Coal Mine, the principal asset of Shanxi Tianchi. Shanxi Tianchi has completed the construction of Tianchi Coal Mine and commenced production by the end of 2006. Shanxi Tianhao is established to engage in the production of methanol and other chemical products, coke production, exploration and sales. The construction of the methanol facilities by Shanxi Tianhao commenced in March 2006 and it has commenced production in 2008. In 2007, the Company further acquired the remaining 2% equity interest in Shanxi Neng Hua from a subsidiary of the Parent Company at cash consideration of RMB14,965,000.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1. GENERAL—Continued

The Company originally held a 97% equity interest in Yanzhou Coal Yulin Power Chemical Co., Ltd. (“Yulin”). In 2008, the Company acquired the remaining 3% equity interest in Yulin. Moreover, the Company made further investment of RMB600,000,000 in Yulin in 2008.

In February 2009, the Company acquired 74% equity interest in Shandong Hua Ju Energy Company Limited (“Hua Ju Energy”) from the Parent Company at a consideration of RMB593,243,000. Hua Ju Energy is a joint stock limited company established in the PRC with the principal business of the supply of electricity and heat by utilizing coal gangue and coal slurry produced from coal mining process. In July 2009, the Company entered into acquisition agreements with three shareholders of Hua Ju Energy, pursuant to which, the Company agreed to acquire 21.14% equity interest in Hua Ju Energy at a consideration of RMB173,007,000.

During the year, the Company entered into a binding scheme implementation agreement with Felix Resources Limited (“Felix”), a corporation incorporated in Australia with shares listed on the Australian Securities Exchange, to acquire all the shares of Felix in cash of approximately AUD3,333 million (equivalent to approximately RMB20,428 million). The principal activities of Felix are exploring and extracting coal resources, operating, identifying, acquiring and developing resource related projects that primarily focus on coal in Australia. This acquisition was completed in the current year.

During the year, the Company invested RMB500 million to set up a wholly owned subsidiary located in Inner Mongolia, Yanzhou Coal Ordos Neng Hua Company Limited (“Ordos”). Ordos is a limited liability company incorporated in the PRC with the objectives of production and sale of methanol and other chemical products. As at December 31, 2009, Ordos has not yet commenced any construction and production projects.

2. BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The consolidated financial statements were approved and authorized for issue by the Board of Directors on June 29, 2010.

The consolidated financial statements are presented in Renminbi, which is also the functional currency of the Company.

3. ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, a number of new standards and interpretations, and amended and revised standards and interpretations (“new IFRSs”) applicable to the Group issued by the International Accounting Standards Board (the “IASB”) and the International Financial Reporting Interpretations Committee (the IFRIC) of IASB, which are effective for the Group’s financial year beginning January 1, 2009.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS—Continued

IFRSs (Amendments)	Improvements to IFRSs 2008
IAS 1 (Revised)	Presentation of Financial Statements
IAS 23 (Revised)	Borrowing Costs
IFRS 1 & IAS 27 (Amendments)	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
IFRS 7 (Amendment)	Improving Disclosures about Financial Instruments
IFRS 8	Operating Segments

Except for those new accounting policies effective for the financial year beginning January 1, 2009 as applied in these financial statements of the Group, the accounting policies adopted for the current year are the same as those adopted for the Group’s financial statements for the year ended December 31, 2008. The new IFRSs, which have a significant impact on the financial statements of the Group, are as follows:

•

IAS 1 (Revised) - Presentation of Financial Statements: IAS 1 (Revised) materially changes the presentation of the Group’s financial statements. The amendments affect the presentation of owner changes in equity and introduce a statement of comprehensive income. The Group have the option of presenting items of income and expenses and components of other comprehensive income either in a single statement of comprehensive income with subtotals, or in two separate statements (a separate income statement followed by a statement of comprehensive income). The amendment does not affect the financial position or results of the Group but gives rise to additional disclosures. The Group adopts IAS 1 (Revised) from January 1, 2009, and presents items of income and expenses and components of other comprehensive income in two separate statements (a separate income statement followed by a statement of comprehensive income).

•

IFRS 7 (Amendment) - Improving Disclosures about Financial Instruments: This amendment gives rise to additional disclosures on financial instruments, including disclosures of a three-level fair value hierarchy.

•

IFRS 8 - Operating Segments: The accounting policy for identifying segments is based on internal management reporting information that is regularly reviewed by the Group’s chief operating decision maker for the purposes of allocating resources to the segments and assessing their performances.

The adoption of the new IFRSs had no material effect on how the financial statements for the current or prior accounting years have been prepared. Accordingly, no prior year adjustment has been required.

The Group has not early applied the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

IFRSs (Amendments)	Improvements to IFRSs 2009[1]
IAS 24 (Revised)	Related Party Disclosures[2]
IAS 27 (Revised)	Consolidated and Separate Financial Statements[3]
IAS 39 (Amendment)	Eligible Hedged Items[3]
IFRS 3 (Revised)	Business Combinations[3]
IFRS 9	Financial Instruments[4]
IFRSs (Amendments)	Improvements to IFRSs 2010[5]

[1]	Effective for annual periods beginning on or after July 1, 2009 and January 1, 2010, as appropriate

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS—Continued

[2]	Effective for annual periods beginning on or after January 1, 2011
[3]	Effective for annual periods beginning on or after July 1, 2009
[4]	Effective for annual periods beginning on or after January 1, 2013
[5]	Effective for annual periods beginning on or after July 1, 2010 and January 1, 2011, as appropriate

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

IFRS 9 Financial Instruments introduces new requirements for the classification and measurement of financial assets and will be effective from January 1, 2013, with earlier application permitted. The standard requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be measured at either amortized cost or fair value. Specifically, debt investments that (i) are held within a business model whose objective is to collect the contractual cash flows and (ii) have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost. All other debt investments and equity investments are measured at fair value.

IAS 24 (Revised) clarifies and simplifies the definition of related party. It introduces certain exemptions on disclosure requirements in respect of transactions between government-related entities and government, and other government-related entities.

Except for the abovementioned standards or interpretations, the directors are evaluating the impact of application of other standards or interpretations on the Group’s future results and financial statements.

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES—Continued

Basis of consolidation—Continued

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

Business combination

The acquisition of business is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given and liabilities incurred or assumed by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date according to IFRS 3 Business Combinations.

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

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group’s share of net assets of the associates, less any identified impairment loss. When the Group’s share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate. If the associate subsequently reports profits, the Group resumes recognizing its share of those profits only after its share of the profits exceeds the accumulated share of losses that has previously not been recognized.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES—Continued

Interests in associates—Continued

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

Interests in joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control (i.e. when the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control).

When a group entity undertakes its activities under joint venture arrangements directly, the Group’s share of jointly controlled assets and any liabilities incurred jointly with other venturers are recognized in the financial statements of the relevant entity and classified according to their nature. Liabilities and expenses incurred directly in respect of interests in jointly controlled assets are accounted for on an accrual basis. Income from the sale or use of the Group’s share of the output of jointly controlled assets, and its share of joint venture expenses, are recognized when it is probable that the economic benefits associated with the transactions will flow to/from the Group and their amount can be measured reliably.

Joint venture arrangements that involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities. The Group reports its interests in jointly controlled entities using equity method of accounting and the details of equity method of accounting have been set out in the accounting policy for interests in associates. When a group entity transacts with a jointly controlled entity of the Group, unrealized profits and losses are eliminated to the extent of the Group’s interest in the joint venture.

The Group’s share using proportionate consolidation of the assets, liabilities, revenue and expenses of other joint ventures (no separate entity has been established) are included in the appropriate items of the financial statements.

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

Sales of goods are recognized when goods are delivered and title has been passed.

Service income is recognized when services are provided.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES—Continued

Revenue recognition—Continued

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

Intangible assets (other than goodwill)

Intangible assets acquired separately

Intangible assets acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Internally-generated intangible assets – research and development expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognized only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortized on a straight line basis over its useful life. Expenditure incurred on projects to develop new products is capitalized only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development.

No development expenditure has been deferred by the Company.

Intangible assets acquired in a business combination

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES—Continued

Intangible assets (other than goodwill)—Continued

(i) Coal reserves

Coal reserves represent the portion of total proven and probable reserves in the coal mine of a mining right. Coal reserves are amortized on a straight line basis over the shorter of their useful life estimated based on the total proven and probable reserves of the coal mine or contractual period from the date of acquisition which approximates the date from which they are available for use, or are amortized over the life of the mine on a unit of production basis of Australia Joint Ore Reserves Committee (“JORC”) reserves. Changes in the annual amortization rate resulting from changes in the remaining JORC reserves are applied on a prospective basis from the commencement of the next financial year.

(ii) Coal resources

Coal resources represent the fair value of economically recoverable reserves (excluding the portion of total proven and probable reserves of coal mines of a mining right i.e. does not include the above coal reserves) of coal mines of a mining right (Details are set out in the accounting policy of exploration and evaluation expenditure). When production commences, the coal resources for the relevant areas of interest are amortized over the life of the area according to the rate of depletion of the economically recoverable reserves.

(iii) Rail access rights

Rail access rights are amortized on a straight line basis or on a unit of production basis under agreement over the life of the mine.

Exploration and evaluation expenditure

Exploration and evaluation expenditure incurred is accumulated in respect of each separately identifiable area of interest which is at individual mine level. These costs are only carried forward where the right of tenure for the area of interest is current and to the extent that they are expected to be recouped through successful development and commercial exploitation, or alternatively, sale of the area, or where activities in the area have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves and active and significant operations in, or in relation to, the area of interest are continuing.

The carrying amount of exploration and evaluation assets is assessed for impairment when facts or circumstances suggest the carrying amount of the assets may exceed their recoverable amount.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest. Accumulated costs in relation to an abandoned area are written-off in full in the period in which the decision to abandon the area is made.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES—Continued

Exploration and evaluation expenditure—Continued

When production commences, the accumulated costs for the relevant area of interest are amortized over the life of the area according to the rate of depletion of the economically recoverable reserves.

Capitalized exploration and evaluation expenditure considered to be tangible is recorded as a component of property, plant and equipment. Otherwise, it is recorded as an intangible asset.

Exploration and evaluation expenditure acquired in a business combination are recognized at their fair value at the acquisition date (the fair value of potential economically recoverable reserves at the acquisition date which is shown as “coal resources”)

Prepaid lease payments

Prepaid lease payments represent land use rights under operating lease arrangement and are stated at cost less accumulated amortization and accumulated impairment losses.

Property, plant and equipment

Property, plant and equipment, other than construction in progress and freehold land, are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is charged so as to write off the cost of items of property, plant and equipment, other than construction in progress and freehold land, over their estimated useful lives and after taking into account their estimated residual value, using the straight line method or unit of production method.

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES—Continued

Impairment other than goodwill—Continued

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES—Continued

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

Overburden in advance

Overburden in advance comprises the accumulation of expenses incurred to enable access to the coal seams, and includes direct removal costs, machinery and plant running costs. The deferred costs are then charged to the consolidated income statement in subsequent periods on the basis of run-of-mine (“ROM”) coal tonnes mined. This is calculated by multiplying the ROM coal tonnes mined during the period by the weighted average cost to remove a bank cubic metre (“BCM”) of waste by the stripping ratio (ratio of waste removed in BCMs to ROM coal tonnes mined). The stripping ratio of the Company’s Australian subsidiaries is based on the JORC reserves of each mine.

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

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES—Continued

Taxation—Continued

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the consolidated income statement, except when it relates to items that are recognized in other comprehensive income or directly to equity, in which case the deferred tax is also recognized in other comprehensive income or directly in equity respectively.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Felix and its wholly-owned Australian subsidiaries have formed an income tax consolidated group under the tax consolidation regime. Each entity in the tax consolidated group recognizes its own deferred tax assets and liabilities, except where the deferred tax assets relate to unused tax losses and credits, in which case Felix recognizes the assets. Felix group has entered into a tax sharing agreement whereby each company in the Felix group contributes to the income tax payable in proportion to their contribution to the profit before tax of the tax consolidated group. The tax consolidated group has also entered into a tax funding agreement whereby each entity in the Felix group can recognize their balance of the current tax assets and liabilities through inter-entity accounts.

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

Leases

Leases of fixed assets where substantially all the risks and benefits incidental to ownership of the assets, but not the legal ownership, are transferred to the entities in the Group are classified as finance leases. Finance leases are capitalized, recording an asset and a liability equal to the lower of the fair value of the leased property plus transaction costs incurred or the present value of the minimum lease payments, including any guaranteed residual value. Leased assets are depreciated on a straight-line basis over their estimated useful lives where it is likely that the Group will obtain ownership of the assets or over the shorter of the asset’s useful life and the term of the lease. Lease payments are allocated between the reduction of the lease liability and lease finance charges for the year.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES—Continued

Leases—Continued

The net gains arising on the sale of an asset and the leasing back of the same asset using a finance lease are included as deferred income in the balance sheet and are released to the consolidated income statement on a straight-line basis over the term of the lease.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses on a straight-line basis over the term of the lease.

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

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e., the currency of the primary environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in profit or loss in the period in which they arise.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into the presentation currency of the Company (i.e. Renminbi) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to minority interests as appropriate). Such exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES—Continued

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

Annual leave, sick leave and long service leave

Benefits accruing to employees in respect of wages and salaries, annual leave and sick leave are included in trade and other payables. Related on-costs are also included in trade and other payables as other creditors. Long service leave is provided for when it is probable that settlement will be required and it is capable of being measured reliably.

Employee benefits expected to be settled within 12 months are measured using the remuneration rate expected to apply at the time of settlement. Provisions made in respect of employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the Group in respect of services provided by employees up to the reporting date.

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES—Continued

Financial instruments—Continued

Financial assets—Continued

Loan and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loan and receivables (including bank balances and cash, term deposits, restricted cash, bills and accounts receivable and other receivables) are initially measured at fair value and subsequently measured at amortized cost using the effective interest method, less any identified impairment loss.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments.

At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognized initially in other comprehensive income and accumulated in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognized in equity is removed from equity and recognized in profit or loss (see accounting policy on impairment loss on financial assets below).

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES—Continued

Financial instruments—Continued

Financial assets—Continued

Impairment of financial assets—Continued

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

Impairment losses on available-for-sale equity investments will not be reversed in profit or loss in subsequent periods. Any increase in fair value subsequent to impairment loss is recognized initially in other comprehensive income and accumulated in equity.

Financial liabilities and equity

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES—Continued

Financial instruments—Continued

Financial liabilities and equity—Continued

Financial liabilities

The Group’s financial liabilities including accounts payable and bills, other payables, amounts due to Parent Company and its subsidiary companies and bank borrowings are subsequently measured at amortized cost, using the effective interest method.

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

Accounting for derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (i) hedges of the fair value of recognized assets or liabilities (fair value hedge); and (ii) hedges of highly probable forecast transactions (cash flow hedge).

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

The fair values of various derivative instruments used for hedging purposes are disclosed in note 37. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES—Continued

Financial instruments—Continued

Accounting for derivative financial instruments and hedging activities—Continued

(i) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized initially in consolidated income statement immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. To the extent that the derivative is not effective as a hedge, gains and losses are recognized in the consolidated income statement as gains or losses on derivative instruments.

(ii) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized initially in other comprehensive income and accumulated in equity. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement. Amounts accumulated in equity are recognized in the consolidated income statement as the underlying hedged items are recognized.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated income statement.

(iii) Derivatives that do not qualify for hedge accounting and those not designated as hedge

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting and those not designated as hedges are recognized immediately in the consolidated income statement.

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. KEY SOURCES OF ESTIMATION UNCERTAINTY—Continued

Depreciation of property, plant and equipment

The cost of mining structures is depreciated using the unit of production method based on the estimated production volume for which the structure was designed. The management exercises their judgment in estimating the useful lives of the depreciable assets and the production volume of the mine. The estimated coal production volumes are updated at regular basis and have taken into account recent production and technical information about each mine. These changes are considered a change in estimate for accounting purposes and are reflected on a prospective basis in related depreciation rates. Estimates of the production volume are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information.

Amortization of assets

Coal reserves, coal resources and rail access rights are amortized on a straight line basis or unit of production basis over the shorter of their useful lives and the contractual period. The expensing of overburden removal costs is based on saleable coal production over estimated economically recoverable reserves. The useful lives are estimated on the basis of the total proven and probable reserves of coal mine. Proven and probable coal reserve estimates are updated at regular basis and have taken into account of recent production and technical information about each mine.

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

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As at December 31, 2009, the carrying amount of goodwill is RMB1,305,345,000 (2008: RMB 298,650,000).

Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the raw materials price inflation during the budget period. Expected cash inflows/outflows have been determined based on past performance and management’s expectations for the market development.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. KEY SOURCES OF ESTIMATION UNCERTAINTY—Continued

Estimated impairment of property, plant and equipment

When there is impairment indicator, the Group takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. Where the actual future cash flows are less than expected, a material impairment loss may arise. In estimating the future cash flows, the management have taken into account the recent production and technical advancement. As prices and cost levels change from year to year, the estimate of the future cash flow also changes. Notwithstanding the management has used all the available information to make their impairment assessment, inherent uncertainty exists on conditions of the mine and of the environment and actual written off may be higher than the amount estimated. As at December 31, 2009, the carrying amounts of property, plant and equipment is approximately RMB18,877,134,000 (2008: RMB14,149,446,000). During the year ended December 31, 2009, RMB14,199,000 was written off as expenses (2008: nil; 2007: RMB 339,743,000).

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

For management purposes, the Group is currently organized into three operating divisions - coal mining, coal railway transportation and methanol, electricity and heat supply. These divisions are the basis on which the Group reports its segment information.

Principal activities are as follows:

Coal mining	-	Underground mining, preparation and sales of coal
Coal railway transportation	-	Provision of railway transportation services
Methanol, electricity and heat supply	-	Production and sales of methanol and electricity and related heat supply services

The accounting policies of the reportable segments are the same as the Group’s accounting policies described in note 4. Segment profit represents the profit earned by each segment without allocation of corporate expenses and directors’ emoluments, results of associates, investment revenue, interest income, interest expenses and income tax expenses. This is the measure reported to the chief operating decision maker for the purposes of resource allocation and assessment of segment performance.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. SEGMENT INFORMATION—Continued

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the year ended December 31, 2009
	Coal mining	Coal railway transportation	Methanol, electricity and heat supply	Unallocated	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	19,537,191	258,443	457,728	—	—	20,253,362
Inter-segment	169,153	61,507	474,946	—	(705,606)	—

Total	19,706,344	319,950	932,674	—	(705,606)	20,253,362

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2009
	Coal mining	Coal railway transportation	Methanol, electricity and heat supply	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
RESULT
Segment results	6,353,496	(171,712)	(277,320)	—	5,904,464

Unallocated corporate expenses					(473,221)
Unallocated corporate income					2,288
Interest income					187,604
Share of profit of an associate	—	—	109,786	—	109,786
Interest expenses					(45,115)

Profit before income taxes					5,685,806
Income taxes					(1,553,312)

Profit for the year					4,132,494

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. SEGMENT INFORMATION—Continued

BALANCE SHEET

	At December 31, 2009
	Coal mining	Coal railway transportation	Methanol, electricity and heat supply	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
ASSETS
Segment assets	46,812,323	690,172	4,105,745	51,608,240

Interests in an associate	—	—	939,981	939,981
Interests in jointly controlled entities	1,257	—	—	1,257
Unallocated corporate assets				9,883,113

				62,432,591

LIABILITIES
Segment liabilities	5,358,455	85,695	2,005,549	7,449,699

Unallocated corporate liabilities				25,728,599

				33,178,298

OTHER INFORMATION

	For the year ended December 31, 2009
	Coal mining	Coal railway transportation	Methanol, electricity and heat supply	Unallocated	Corporate	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions (note 1)	24,086,467	11,401	1,219,970	—	6,954	25,324,792
Investments in jointly controlled entities	1,257	—	—	—	—	1,257
Amortization of intangible assets	44,274	—	4	—	—	44,278
Release of prepaid lease payments	9,606	5,372	2,049	—	—	17,027
Depreciation of property, plant and equipment	1,409,507	86,251	295,321	—	2,199	1,793,278
Impairment loss on property, plant and equipment	13,609	—	590	—	—	14,199
Impairment losses reversed on accounts receivable and other receivables	(14,222)	—	588	—	—	(13,634)

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. SEGMENT INFORMATION—Continued

Note 1:	Capital additions include the increase in goodwill during the year which represents RMB 766,816,000 and RMB239,879,000 in respect of coal mining and methanol, electricity and heat supply segments respectively.

Note 2:	Capital additions and investments in jointly controlled entities include those arising from the acquisition of subsidiaries.

INCOME STATEMENT

	For the year ended December 31, 2008
	Coal mining	Coal railway transportation	Methanol, electricity and heat supply	Unallocated	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	24,557,521	247,199	98,361	—	—	24,903,081
Inter-segment	131,655	88,458	—	—	(220,113)	—

Total	24,689,176	335,657	98,361	—	(220,113)	24,903,081

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2008
	Coal mining	Coal railway transportation	Methanol, electricity and heat supply	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
RESULT
Segment results	9,678,304	(91,781)	(185,116)	—	9,401,407

Unallocated corporate expenses					(580,843)
Unallocated corporate income					7,401
Interest income					142,990
Share of loss of an associate	—	—	(67,367)	—	(67,367)
Interest expenses					(38,360)

Profit before income taxes					8,865,228
Income taxes					(2,385,617)

Profit for the year					6,479,611

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. SEGMENT INFORMATION—Continued

BALANCE SHEET

	At December 31, 2008
	Coal mining	Coal railway transportation	Methanol, electricity and heat supply	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
ASSETS
Segment assets	18,315,343	757,081	2,906,695	21,979,119

Interests in an associate	—	—	830,195	830,195
Unallocated corporate assets				9,529,317

				32,338,631

LIABILITIES
Segment liabilities	2,264,820	46,008	1,215,524	3,526,352

Unallocated corporate liabilities				1,995,669

				5,522,021

OTHER INFORMATION

	For the year ended December 31, 2008
	Coal mining	Coal railway transportation	Methanol, electricity and heat supply	Unallocated	Corporate	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions	1,925,294	29,234	925,084	—	2,105	2,881,717
Amortization of intangible assets	35,652	—	—	—	—	35,652
Release of prepaid lease payments	9,379	5,372	358	—	—	15,109
Depreciation of property, plant and equipment	1,009,365	79,912	49,159	—	2,373	1,140,809
Gain on disposal of property, plant and equipment	(12,317)	—	—	—	—	(12,317)
Impairment losses reversed on accounts receivable and other receivables	(4,369)	—	—	—	—	(4,369)

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. SEGMENT INFORMATION—Continued

INCOME STATEMENT

	For the year ended December 31, 2007
	Coal mining	Coal railway transportation	Unallocated	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	14,906,746	203,714	—	—	15,110,460
Inter-segment	—	103,267	—	(103,267)	—

Total	14,906,746	306,981	—	(103,267)	15,110,460

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2007
	Coal mining	Coal railway transportation	Unallocated	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
RESULT
Segment results	5,027,049	(78,653)	(84,252)	—	4,864,144

Unallocated corporate expenses					(401,878)
Unallocated corporate income					7,143
Interest income					103,564
Share of loss of an associate	—	—	—	—	(2,438)
Interest expenses					(27,222)

Profit before income taxes					4,543,313
Income taxes					(1,315,520)

Profit for the year					3,227,793

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. SEGMENT INFORMATION—Continued

OTHER INFORMATION

	For the year ended December 31, 2007
	Coal mining	Coal railway transportation	Unallocated	Corporate	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions	1,234,177	30,367	1,704,375	24,100	2,993,019
Amortization of intangible assets	15,728	—	—	—	15,728
Release of prepaid lease payments	8,635	5,226	—	—	13,861
Depreciation of property, plant and equipment	1,135,820	81,059	1,289	18,964	1,237,132
Gain on disposal of property, plant and equipment	(25,002)	—	—	—	(25,002)
Impairment loss on property, plant and equipment	339,743	—	—	—	339,743
Impairment losses reversed on accounts receivable and other receivables	(4,363)	—	—	—	(4,363)

GEOGRAPHICAL INFORMATION

The following table sets out the geographical information. The geographical location of sales to external customers is based on the location at which the services were provided or the goods delivered. The geographical location of the specified non-current assets is based on the physical location of the asset, in the case of property, plant and equipment, the location of the operation to which they are allocated, in the case of intangible assets and goodwill, and the location of operations, in the case of interests in an associate and jointly controlled entities.

The geographical information of sales are as follows:

	Revenue from external customers
	For the year ended December 31,
	2009	2008	2007
	RMB’000	RMB’000	RMB’000
The PRC (place of domicile)	19,210,201	23,034,544	13,559,475
Australia	45,121	16,346	23,175
Others	998,040	1,852,191	1,527,810

Total	20,253,362	24,903,081	15,110,460

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. SEGMENT INFORMATION—Continued

Geographical Information—Continued

The geographical information of specified non-current assets are as follows:

	Specified non-current assets
	At December 31,
	2009	2008
	RMB’000	RMB’000
The PRC (place of domicile)	17,347,369	16,097,008
Australia	23,334,361	849,109

Total non-current assets	40,681,730	16,946,117

For the year ended December 31, 2009, the revenue from coal mining segment amounted to RMB19,537,191,000 (2008: RMB24,557,521,000; 2007: RMB14,906,746,000) which including sales to the Group’s largest customer located in the PRC of approximately RMB 3,122,684,000 (2008: RMB 4,413,948,000; 2007: RMB 1,802,144,000). As at December 31, 2009, accounts receivable from this customer accounted for approximately 0% (2008: 20%) of the Group’s total accounts receivable. Other than this customer, there is no other customer whose sales accounted for 10% or more of the Group’s total revenue.

7. NET SALES OF COAL

	Year ended December 31,
	2009	2008	2007
	RMB’000	RMB’000	RMB’000
Coal sold in the PRC, gross	18,494,030	22,688,984	13,355,761
Less: Transportation costs	305,110	356,517	280,694

Coal sold in the PRC, net	18,188,920	22,332,467	13,075,067

Coal sold outside the PRC, gross	1,043,161	1,868,537	1,550,985
Less: Transportation costs	98,201	152,195	269,122

Coal sold outside the PRC, net	944,960	1,716,342	1,281,863

Net sales of coal	19,133,880	24,048,809	14,356,930

Net sales of coal represent the invoiced value of coal sold and are net of returns, discounts, sales taxes and transportation costs if the invoiced value includes transportation costs to the customers.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. COST OF SALES AND SERVICE PROVIDED

	Year ended December 31,
	2009	2008	2007
	RMB’000	RMB’000	RMB’000
Materials	1,482,653	1,616,865	1,257,433
Wages and employee benefits	3,281,578	2,624,821	2,392,447
Electricity	500,518	346,401	377,686
Depreciation	1,286,265	907,218	1,121,557
Land subsidence, restoration, rehabilitation and environmental costs	1,738,103	3,279,503	833,282
Repairs and maintenance	—	—	441,511
Annual fee and amortization of mining rights (note 24)	181,344	170,793	28,708
Transportation costs	86,618	131,301	105,930
Cost of traded coal	1,077,538	1,810,342	—
Others	535,915	929,545	773,370

	10,170,532	11,816,789	7,331,924

9. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2009	2008	2007
	RMB’000	RMB’000	RMB’000
Wages and employee benefits	1,402,920	1,374,698	1,093,732
Additional medical insurance	20,919	53,068	22,896
Staff training costs	35,398	24,412	38,735
Depreciation	168,334	114,451	129,436
Distribution charges	148,580	103,209	93,014
Resource compensation fees (note)	177,842	159,938	117,772
Repairs and maintenance	474,233	424,751	34,348
Research and development	46,321	106,516	78,973
Freight charges	28,556	20,247	29,305
Property, plant and equipment written off	14,199	—	339,743
Loss on disposal of property, plant and equipment	11,252	—	—
Legal and professional fees	88,320	76,328	74,661
Social welfare and insurance	101,693	138,264	93,140
Utilities relating to administrative buildings	239,439	147,737	109,269
Environmental protection	82,426	48,028	26,700
Travelling, entertainment and promotion	79,734	80,109	87,644
Foreign exchange losses	—	328,858	3,150
Coal price adjustment fund	266,876	264,815	105,421
Bonus payments	67,842	49,977	75,655
Others	365,357	316,625	301,083

	3,820,241	3,832,031	2,854,677

Note:	In accordance with the relevant regulations, the Group pays resource compensation fees (effectively a government levy) to the Ministry of Geology and Mineral Resources at the rate of 1% on the sales value of raw coal.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. OTHER INCOME

	Year ended December 31,
	2009	2008	2007
	RMB’000	RMB’000	RMB’000
Dividend income	2,288	7,401	7,143
Gain on sales of auxiliary materials	25,769	37,762	63,579
Government grants	29,839	3,500	—
Interest income from bank deposits	187,604	142,990	103,564
Interest income from entrusted loan (note 20)	—	132,230	—
Others	65,519	27,610	24,644

	311,019	351,493	198,930

The above dividend income is from listed investments.

11. INTEREST EXPENSE

	Year ended December 31,
	2009	2008	2007
	RMB’000	RMB’000	RMB’000
Interest expenses on:
- bank borrowings wholly repayable within 5 years	18,838	20,537	10,522
- bank borrowings not wholly repayable within 5 years	11,396	15,899	14,200
- bills receivable discounted without recourse	13,665	75	—
Deemed interest expenses in respect of acquisition of Jining III	1,216	1,849	2,500

	45,115	38,360	27,222

12. INCOME TAXES

	Year ended December 31,
	2009	2008	2007
	RMB’000	RMB’000	RMB’000
Income taxes:
Current taxes	1,771,674	2,351,759	1,484,195
Under(over) provision in prior years	42,221	265,390	(104,512)

	1,813,895	2,617,149	1,379,683
Deferred tax charge (note 39)	(260,583)	(231,532)	1,925
Attributable to a change in tax rate	—	—	(66,088)

	1,553,312	2,385,617	1,315,520

The Company and its subsidiaries in the PRC are subject to a standard income tax rate of 25% on its taxable income (2008: 25%; 2007: 33%).

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. INCOME TAXES—Continued

On 16 March 2007, the People’s Republic of China promulgated the Law of the People’s Republic of China on Enterprise Income Tax (the “New Law”) by Order No. 63 of the President of the People’s Republic of China. On 6 December 2007, the State Council of the PRC issued Implementation Regulations of the New Law. The New Law and Implementation Regulations will change the tax rate from 33% to 25% for the Company and subsidiaries established in the PRC from 1 January 2008. The deferred tax balance has been adjusted to reflect the tax rates that are expected to apply to the respective periods when the asset is realized or the liability is settled.

The total charge for the year can be reconciled to the profit per the consolidated income statement as follows:

	Year ended December 31,
	2009	2008	2007
	RMB’000	RMB’000	RMB’000
Standard income tax rate in the PRC	25%	25%	33%
Standard income tax rate applied to income before income taxes	1,421,452	2,216,307	1,499,293

Reconciling items:
Tax effect of future development fund deductible for tax purposes	(20,436)	—	(67,449)
Deemed interest not deductible for tax purposes	304	462	825
Expenses not deductible for tax purposes	(64,170)	(74,491)	29,008
(Reversal) provision of impairment loss on doubtful debts not subject to tax	—	(11,398)	(1,439)
Deemed interest income from subsidiaries subject to tax	31,134	40,213	17,402
Tax effect of tax losses not recognized	135,268	28	3,824
Under (over) provision in prior years	42,221	265,390	(104,512)
Decrease in opening deferred tax liability resulting from decrease in applicable tax rate	—	—	(66,088)
Utilization of unrecognized tax losses in prior years	—	(51,600)	—
Effect of tax rate differences in other taxation jurisdictions	1,504	—	—
Others	6,035	706	4,656

Income taxes	1,553,312	2,385,617	1,315,520

Effective income tax rate	27%	27%	29%

13. PROFIT FOR THE YEAR

	Year ended December 31,
	2009	2008	2007
	RMB’000	RMB’000	RMB’000
Profit for the year has been arrived at after charging:

Amortization of intangible assets	44,278	35,652	15,728
Depreciation of property, plant and equipment	1,793,278	1,140,809	1,237,132

Total depreciation and amortization	1,837,556	1,176,461	1,252,860

Release of prepaid lease payments	17,027	15,109	13,861
Auditors’ remuneration	12,401	10,157	14,683
Staff costs, including directors’ and supervisors’ emoluments	4,897,951	4,358,556	3,572,734
Retirement benefit scheme contributions (included in staff costs above)	1,092,817	867,808	720,091
Cost of inventories	9,219,686	11,986,520	7,145,614
Exchange loss, net and crediting:	—	328,858	3,150
Exchange gains, net	(46,151)	—	—
Gain on disposal of property, plant and equipment	—	(12,317)	(25,002)
Reversal of impairment loss on accounts receivable and other receivables	(13,634)	(4,369)	(4,363)

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS

(a) Directors’ and supervisors’ emoluments

Details of the directors’ and supervisors’ emoluments are as follows:

	For the year ended December 31, 2009
	Fees	Salaries, allowance and other benefits in kind	Retirement benefit scheme contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Independent non-executive directors
Pu Hongjiu	109	—	—	109
Zhai Xigui	109	—	—	109
Li Weian	109	—	—	109
Wang Junyan	109	—	—	109

	436	—	—	436

Executive directors
Wang Xin	—	—	—	—
Geng Jiahuai	—	—	—	—
Yang Deyu	—	148	29	177
Shi Xuerang	—	—	—	—
Chen Changchun	—	—	—	—
Wu Yuxiang	—	220	44	264
Wang Xinkun	—	250	50	300
Zhang Baocai	—	220	44	264
Dong Yunqing	—	220	44	264

	—	1,058	211	1,269

Supervisors
Song Guo	—	—	—	—
Zhang Shengdong	—	—	—	—
Zhou Shoucheng	—	—	—	—
Zhen Ailan	—	—	—	—
Wei Huanmin	—	220	44	264
Xu Bentai	—	259	52	311

	—	479	96	575

Other management team
Li Weimin	—	61	12	73
Jin Tai	—	61	13	74
Zhang Yingmin	—	61	12	73
He Ye	—	61	12	73
Tian Fengze	—	221	44	265
Shi Chenzhong	—	250	50	300
Qu Tianzhi	—	250	50	300
Ni Xinghua	—	250	50	300
Lai Cunliang	—	540	—	540

	—	1,755	243	1,998

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS—Continued

(a) Directors’ and supervisors’ emoluments—Continued

	For the year ended December 31, 2008
	Fees	Salaries, allowance and other benefits in kind	Retirement benefit scheme contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Independent non-executive directors
Pu Hongjiu	104	—	—	104
Cui Jianmin	50	—	—	50
Wang Xiaojun	60	—	—	60
Wang Quanxi	50	—	—	50
Zhai Xigui	54	—	—	54
Li Weian	54	—	—	54
Wang Junyan	54	—	—	54

	426	—	—	426

Executive directors
Wang Xin	—	—	—	—
Geng Jiahuai	—	—	—	—
Yang Deyu	—	—	—	—
Shi Xuerang	—	—	—	—
Chen Changchun	—	—	—	—
Wu Yuxiang	—	192	38	230
Wang Xinkun	—	218	44	262
Zhang Baocai	—	191	38	229
Dong Yunqing	—	192	38	230

	—	793	158	951

Supervisors
Meng Xianchang	—	—	—	—
Song Guo	—	—	—	—
Zhang Shengdong	—	—	—	—
Liu Weixin	—	—	—	—
Zhou Shoucheng	—	—	—	—
Zhen Ailan	—	—	—	—
Wei Huanmin	—	192	38	230
Xu Bentai	—	207	41	248

	—	399	79	478

Other management team
Jin Tai	—	—	—	—
Zhang Yingmin	—	—	—	—
He Ye	—	—	—	—
Tian Fengze	—	192	38	230
Shi Chenzhong	—	218	44	262
Qu Tianzhi	—	218	44	262
Ni Xinghua	—	218	44	262
Lai Cunliang	—	508	102	610

	—	1,354	272	1,626

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS—Continued

(a) Directors’ and supervisors’ emoluments—Continued

	For the year ended December 31, 2007
	Fees	Salaries, allowance and other benefits in kind	Retirement benefit scheme contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Independent non-executive directors
Pu Hongjiu	96	—	—	96
Cui Jianmin	96	—	—	96
Wang Xiaojun	115	—	—	115
Wang Quanxi	96	—	—	96

	403	—	—	403

Executive directors
Wang Xin	—	—	—	—
Geng Jiahuai	—	—	—	—
Yang Deyu	—	—	—	—
Shi Xuerang	—	—	—	—
Chen Changchun	—	—	—	—
Wu Yuxiang	—	172	34	206
Wang Xinkun	—	196	39	235
Zhang Baocai	—	171	34	205
Dong Yunqing	—	172	34	206

	—	711	141	852

Supervisors
Meng Xianchang	—	—	—	—
Song Guo	—	—	—	—
Zhang Shengdong	—	—	—	—
Liu Weixin	—	—	—	—
Xu Bentai	—	207	41	248

	—	207	41	248

Other management team
Jin Tai	—	—	—	—
Zhang Yingmin	—	—	—	—
He Ye	—	212	42	254
Tian Fengze	—	172	34	206
Shi Chenzhong	—	195	39	234
Qu Tianzhi	—	212	42	254
Ni Xinghua	—	196	39	235
Lai Cunliang	—	410	—	410

	—	1,397	196	1,593

No directors waived any emoluments in each of the year ended December 31, 2009, 2008 and 2007.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS—Continued

(b) Employees’ emoluments

The five highest paid individuals in the Group included no director for the year ended December 31, 2009 (2008: nil; 2007: nil). The emoluments of the five highest paid individuals (2008: five; 2007: five) were stated as follows:

	Year ended December 31,
	2009	2008	2007
	RMB’000	RMB’000	RMB’000
Salaries, allowance and other benefits in kind	6,380	6,787	6,997
Retirement benefit scheme contributions	574	611	630
Discretionary bonuses	228	242	250

	7,182	7,640	7,877

Their emoluments were within the following bands:

	Year ended December 31,
	2009	2008	2007
	No. of employees	No. of employees	No. of employees
Nil to HK$1,000,000	—	—	—
HK$1,000,001 to HK$1,500,000	3	3	3
HK$1,500,001 to HK$2,000,000	1	1	2
HK$2,000,001 to HK$2,500,000	1	1	—

15. DIVIDEND RECOGNIZED AS DISTRIBUTION DURING THE YEAR

	Year ended December 31,
	2009	2008	2007
	RMB’000	RMB’000	RMB’000
2008 final dividend, RMB0.400 per share (2008: 2007 final dividend RMB0.170; 2007: 2006 final dividend RMB0.120)	1,967,360	836,128	590,208
Special dividends approved, nil per share (2008: nil; 2007: RMB0.080)	—	—	393,472

	1,967,360	836,128	983,680

In the annual general meeting held on June 15, 2007, a final dividend and a special dividend in respect of the year ended December 31, 2006 was approved by the shareholders and paid to the shareholders of the Company.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. DIVIDENDS RECOGNIZED AS DISTRIBUTION DURING THE YEAR—Continued

In the annual general meeting held on June 27, 2008, a final dividend in respect of the year ended December 31, 2007 was approved by the shareholders and paid to the shareholders of the Company.

In the annual general meeting held on June 26, 2009, a final dividend in respect of the year ended December 31, 2008 was approved by the shareholders and paid to the shareholders of the Company.

The board of directors proposes to declare a final dividend of approximately RMB1,229,600,000 calculated based on a total number of 4,918,400,000 shares issued at RMB1 each, at RMB0.25 per share, in respect of the year ended December 31, 2009. The declaration and payment of the final dividend needs to be approved by the shareholders of the Company by way of an ordinary resolution in accordance with the requirements of the Company’s Articles of Association. A shareholders’ general meeting will be held for the purpose of considering and, if thought fit, approving this ordinary resolution.

16. EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share attributable to the equity holders of the Company for the years ended December 31, 2009, 2008 and 2007 is based on the profit attributable to the equity holders of the Company for the year of RMB4,117,322,000, RMB6,488,908,000 and RMB3,230,450,000 and on the 4,918,400,000 shares in issue, during each of the three years.

The earnings per ADS have been calculated based on the profit for the relevant periods and on one ADS, being equivalent to 10 H shares. The equivalent H shares to one ADS have been changed from 50 to 10 H shares from June 27, 2008. The new ADS were distributed to ADS holders on July 3, 2008. The comparative figures of 2007 have been adjusted accordingly.

No diluted earnings per share has been presented as there are no dilutive potential shares in issue during the years ended December 31, 2009, 2008 and 2007.

17. BANK BALANCES AND CASH/TERM DEPOSITS AND RESTRICTED CASH

Bank balances carry interest at market rates which ranged from 0.36% to 3.75% (2008: from 0.36% to 1.44%) per annum.

At the balance sheet dates, the short-term restricted cash, which carry interest at market rates of 0.36%-3.47％ per annum (2008: 0.05%), represents the bank deposits pledged to certain banks to secure banking facilities granted to the Group. The long-term amount represents the bank deposits placed as guarantee for the future payments of rehabilitation costs of Southland as required by the Australian government and as guarantee for borrowings. The long-term deposits carry interest rate of 4.41% (2008:6.5%) per annum.

The term deposits carry fixed interest rate of 1.17% to 4.53% (2008: 1.35% to 2.52%) per annum.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. BILLS AND ACCOUNTS RECEIVABLE

	At December 31,
	2009	2008
	RMB’000	RMB’000
Accounts receivable
- From third parties	357,282	435,711
- From a jointly controlled entity	81,329	—

Total accounts receivable	438,611	435,711
Less: Impairment loss	(4,542)	(29,509)

	434,069	406,202
Total bills receivable	4,289,853	2,571,064

Total bills and accounts receivable, net	4,723,922	2,977,266

Bills receivable represents unconditional orders in writing issued by or negotiated from customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties. The bills are non-interest bearing and have a maturity of six months.

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable based on the invoice dates at the balance sheet dates:

	At December 31,
	2009	2008
	RMB’000	RMB’000
1 - 90 days	2,592,713	1,759,526
91 - 180 days	2,131,209	1,217,740

	4,723,922	2,977,266

Before accepting any new customer, the Group assesses the potential customer’s credit quality and defines credit limits by customer. Limits attributed to customers are reviewed once a year.

There are no significant trade receivables which are past due but not yet impaired on both balance sheet dates. The Group does not hold any collateral over these balances. The average age of these receivables is 88 days (2008: 65 days). The management closely monitors the credit quality of accounts receivable and consider the balance that are neither past due nor impaired are of good credit quality.

The Group has provided fully for all receivables over 3 years because historical experience is such that receivables that are past due beyond 3 years are generally not recoverable. For receivable aged over 4 years and considered irrecoverable by the management will be written off.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. BILLS AND ACCOUNTS RECEIVABLE—Continued

An analysis of the impairment loss on bills and accounts receivable is as follows:

	At December 31,
	2009	2008
	RMB’000	RMB’000
Balance at January 1	29,509	20,996
Provided for the year	335	8,950
Written off (recognized) reversed	(5,797)	2,265
Reversal	(19,505)	(2,702)

Balance at December 31	4,542	29,509

Included in the allowance for doubtful debts is an allowance of RMB 4.5 million (2008: RMB 29.5 million) for individually impaired trade receivables, which are mainly due from corporate customers in the PRC and considered irrecoverable by the management after consideration on the credit quality of those individual customers, the ongoing relationship with the Group and the aging of these receivables. The impairment recognized represents the difference between the carrying amount of these trade receivables and the present value of the amounts. The Group does not hold any collateral over these balances.

19. INVENTORIES

	At December 31,
	2009	2008
	RMB’000	RMB’000
COST
Methanol	27,320	7,414
Auxiliary materials, spare parts and small tools	288,550	220,960
Coal products	570,490	591,225

	886,360	819,599

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20. OTHER LOANS RECEIVABLE—Continued

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

In October 2007, the Company, Shandong Runhua and the guarantor reached an agreement in the presence of the Court. According to the settlement agreement, 240 million of the total 289 million Secured Shares held by the guarantor should belong to Shandong Runhua and 200 million Secured Shares should be transferred to Shandong Runhua from the guarantor. At the same time, Shandong Runhua has agreed to assist the guarantor to repay the principal and the associated interest of the Default Loan to the Company. The Company has the right to request for the disposal of the frozen 49 million Secured Shares owned by the guarantor for the settlement if the Default Loan is not repaid by the guarantor or Shandong Runhua after June 6, 2008 (the date the restriction on trading of the Secured Shares is removed). If the proceed received from the disposal of the 49 million Secured Shares would not be sufficient to cover the loan principal and interest of the Default Loan by that time, the Company has the right to request for the disposal of the remaining 40 million Secured Shares held under the guarantor and not yet transferred to Shandong Runhua for settlement. If the disposal of the above mentioned 89 million Secured Shares would still not be sufficient for settlement of the liability borne by the guarantor, the Company would have the right to further request for the disposal of the 200 million Secured Shares already transferred by the guarantor to Shandong Runhua for full settlement of approximately RMB700 million (including the interest). In 2008, the Company has executed the Secured Share rights and collected principal of RMB640 million plus interest after tax of RMB130 million (note 10).

21. PREPAYMENTS AND OTHER RECEIVABLES

	At December 31,
	2009	2008
	RMB’000	RMB’000
Advances to suppliers	75,623	94,796
Prepaid freight charges and related handling charges	5,232	7,958
Due from a jointly controlled entity	66,321	—
Deposit for environment protection	226,252	200,000
Prepaid relocation costs of inhabitants	1,288,453	1,151,895
Others	206,348	112,561

	1,868,229	1,567,210

Included in the above balances as of December 31, 2009 is an impairment loss of RMB21,854,000 (2008: RMB16,854,000). During the year ended December 31, 2009, the Group wrote off impairment loss of RMB536,000. During the year ended December 31, 2008, the Group wrote off impairment loss of RMB2,646,000 and reversed impairment loss of RMB10,617,000. During the year ended December 31, 2007, the Group wrote off impairment loss of RMB2,533,000.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21. PREPAYMENTS AND OTHER RECEIVABLES—Continued

The Group has provided fully for all receivables over 3 years because historical experience is such that receivables that are past due beyond 3 years are generally not recoverable. Receivable will be written off, if aged over 4 years and considered irrecoverable by the management after considering the credit quality of the individual party and the nature of the amount overdue.

The amount due from a jointly controlled entity is unsecured, interest-free and has no fixed repayment term.

22. PREPAID LEASE PAYMENTS

	At December 31,
	2009	2008
	RMB’000	RMB’000
Current portion	17,121	15,296
Non-current portion	691,339	628,119

	708,460	643,415

The amounts represent prepaid lease payments for land use rights which are situated in the PRC and have a term of 45 to 50 years from the date of grant of land use rights certificates.

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24. INTANGIBLE ASSETS

	Coal reserves	Coal resources	Technology	Rail access rights	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
COST
At January 1, 2008	417,113	—	—	—	—	417,113
Exchange re-alignment	(30,772)	—	—	—	—	(30,772)
Acquisition of Zhaolou Coal mine	747,339	—	—	—	—	747,339

At December 31, 2008 and at January 1, 2009	1,133,680	—	—	—	—	1,133,680
Exchange re-alignment	25,998	—	—	—	—	25,998
Additions for the year	—	—	—	—	233	233
Acquisition of Felix	13,782,538	3,859,559	153,235	41,523	11,168	17,848,023

At December 31, 2009	14,942,216	3,859,559	153,235	41,523	11,401	19,007,934

AMORTIZATION
At January 1, 2008	61,101	—	—	—	—	61,101
Exchange re-alignment	(2,780)	—	—	—	—	(2,780)
Provided for the year	35,652	—	—	—	—	35,652

At December 31, 2008 and at January 1, 2009	93,973	—	—	—	—	93,973
Exchange re-alignment	3,009	—	—	—	—	3,009
Provided for the year	44,274	—	—	—	4	44,278

At December 31, 2009	141,256	—	—	—	4	141,260

CARRYING VALUES
At December 31, 2009	14,800,960	3,859,559	153,235	41,523	11,397	18,866,674

At December 31, 2008	1,039,707	—	—	—	—	1,039,707

The addition of mining right of RMB747,339,000 during the year ended December 31, 2008 represented the consideration paid for Zhaolou coal mine acquired from the Parent Company.

In addition, the Parent Company and the Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay to the Parent Company, effective from September 25, 1997, an annual fee of RMB12,980,000 as compensation for the Parent Company’s agreement to give up the mining rights associated with the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine and Jining II. The annual fee is subject to change after a ten-year period. Up to the date of these financial statements, compensation fee of RMB5 per tonne of raw coal mined amounting to RMB 137,070,000 (2008: RMB135,141,000) for the year has been preliminary agreed. The revised compensation fees are to be settled with governmental authority directly. The actual amount of compensation fee payable each year is still to be confirmed by the governmental authority.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24. INTANGIBLE ASSETS—Continued

The other mining rights (coal reserves) are amortized on the following basis:

Amortization method
Jining III	Amortized on a straight-line basis over 20 years
Zhaolou	Amortized on a straight-line basis over 28 years
Tianchi	Amortized on a straight-line basis over 27 years
Austar	Unit of production method
Ashton	Unit of production method
Minerva	Unit of production method
Moolarben	Unit of production method
Yarrabee	Unit of production method

Rail access rights are amortized on a straight line basis or unit of production basis over the life of the mine.

Technology has not yet reached the stage of commercial application and therefore is not amortized.

Other intangible assets namely represent computer software and water licenses and are amortized on a straight line basis of 2.5 to 5 years over the useful life and the life of coal mine respectively.

Amortization expense for the year of RMB44,278,000 (2008: RMB35,652,000; 2007: RMB15,728,000) has been included in cost of sales and service provided.

At December 31, 2009, intangible assets with a carrying amount of approximately RMB4,288,410,000 (2008: Nil) have been pledged to secure the borrowings of the Company’s subsidiaries (Note 36).

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25. PROPERTY, PLANT AND EQUIPMENT

	Freehold land in Australia	Buildings	Harbor works and crafts	Railway structures	Mining structures	Plant, machinery and equipment	Transportation equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
COST
At January 1, 2008	57,311	2,580,091	250,349	736,358	3,687,389	9,547,481	354,373	4,681,062	21,894,414
Exchange re-alignment	(15,032)	(3,066)	—	—	—	(252,328)	(303)	(70,451)	(341,180)
Additions	—	—	—	—	—	97,150	3,330	1,965,762	2,066,242
Transfers	—	429,580	5,456	132,609	11,184	1,145,823	24,270	(1,748,922)	—
Disposals	—	(978)	—	—	—	(45,996)	(4,045)	—	(51,019)

At December 31, 2008 and January 1, 2009	42,279	3,005,627	255,805	868,967	3,698,573	10,492,130	377,625	4,827,451	23,568,457
Exchange re-alignment	14,037	2,933	—	—	—	261,896	60	42,608	321,534
Acquisition of Hua Ju Energy	—	290,362	—	—	—	434,929	4,050	25,872	755,213
Acquisition of Felix	223,963	35,403	—	—	486,736	1,882,269	—	918,536	3,546,907
Additions	9,656	1,084	—	—	—	163,300	6,981	1,904,628	2,085,649
Transfers	577	481,045	—	480,557	994,476	4,553,842	21,366	(6,531,863)	—
Written off	—	—	—	—	—	—	—	(14,199)	(14,199)
Disposals	—	(39,410)	(2,127)	(2,936)	—	(359,180)	(36,637)	—	(440,290)

At December 31, 2009	290,512	3,777,044	253,678	1,346,588	5,179,785	17,429,186	373,445	1,173,033	29,823,271

ACCUMULATED DPERECIATION AND IMPAIRMENT
At January 1, 2008	—	1,225,364	24,277	323,121	1,719,539	4,856,779	220,740	—	8,369,820
Exchange re-alignment	—	(964)	—	—	—	(47,147)	—	—	(48,111)
Provided for the year	—	94,907	42,653	62,171	80,538	836,981	23,559	—	1,140,809
Eliminated on disposals	—	(387)	—	—	—	(39,393)	(3,727)	—	(43,507)

At December 31, 2008 and January 1, 2009	—	1,318,920	66,930	385,292	1,800,077	5,607,220	240,572	—	9,419,011
Exchange re-alignment	—	936	—	—	—	82,274	50	—	83,260
Provided for the year	—	220,440	12,010	35,765	86,087	1,399,981	38,995	—	1,793,278
Eliminated on disposals	—	(9,783)	(1,473)	(2,226)	—	(302,184)	(33,746)	—	(349,412)

At December 31, 2009	—	1,530,513	77,467	418,831	1,886,164	6,787,291	245,871	—	10,946,137

CARRYING VALUES
At December 31, 2009	290,512	2,246,531	176,211	927,757	3,293,621	10,641,895	127,574	1,173,033	18,877,134

At December 31, 2008	42,279	1,686,707	188,875	483,675	1,898,496	4,884,910	137,053	4,827,451	14,149,446

The following estimated useful lives are used for the depreciation of property, plant and equipment, other than construction in progress and freehold land:

Buildings	10 to 30 years
Harbor works and crafts	40 years
Railway structures	15 to 25 years
Plant, machinery and equipment	2.5 to 25 years
Transportation equipment	6 to 18 years

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25. PROPERTY, PLANT AND EQUIPMENT—Continued

During the year ended December 31, 2009, the directors conducted a review of the Group’s mining assets and determined that a number of those assets were impaired, due to physical damage and technical obsolescence. Accordingly, an aggregate amount of RMB14,199,000 (2008: nil) have been written off in respect of construction in progress including railway projects and water engineering projects.

At December 31, 2009, property, plant and equipment with a carrying amount of approximately RMB3,546,907,000 (2008: Nil) have been pledged to secure bank borrowings of the Group (Note 36).

In addition, the Group’s finance leases (Note 36) are secured by the property, plant and equipment held under the relevant finance leases with a carrying amount of RMB651,981,000 (2008: Nil).

26. OVERBURDEN IN ADVANCE

	At December 31,
	2009	2008
	RMB’000	RMB’000
Overburden in advance - cost	350,676	—

Overburden in advance comprises the accumulation of expenses incurred to enable access to the coal seams, and includes direct removal costs, machinery and plant running costs. The deferred costs are presented after the deduction of the portion that has been transferred to the income statement in the period.

27. GOODWILL

	2009	2008
	RMB’000	RMB’000
COST
At January 1	298,650	298,650
Acquisition of Hua Ju Energy	239,879	—
Acquisition of Felix	766,816	—

At December 31	1,305,345	298,650

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

27. GOODWILL—Continued

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units that are expected to benefit from that business combination. The carrying amount of goodwill had been allocated as follows:

	2009	2008
	RMB’000	RMB’000
Coal Mining
- Jining II	10,106	10,106
- Shandong Yanmei Shipping Co., Ltd	10,046	10,046
- Heze	35,645	35,645
- Shanxi Group	145,613	145,613
- Felix	766,816	—

Coal Railway Transportation
- Railway Assets	97,240	97,240

Electricity and heat supply
- Hua Ju Energy	239,879	—

	1,305,345	298,650

Felix was acquired by the Group at the end of the year and its fair value has been assessed by the valuer (note 44). Therefore the Group did not perform detailed calculation of value in use on the cash generating units to assess whether impairment is required on the goodwill.

The recoverable amounts of goodwill from each of the above cash generating units have been determined on the basis of value in use calculations. The recoverable amounts are based on certain similar key assumptions on discount rates, growth rates and expected changes in selling prices and direct cost. All value in use calculations use cash flow projections based on financial budgets approved by management covering a 5-year period, using a zero percent growth rate and with a discount rate of 8% (2008: 8%).

The cash flows beyond the 5-year period are extrapolated for 5 years using a zero percent growth rate. Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the same raw materials price inflation during the budget period. Expected cash inflows/outflows, which include budgeted sales, gross margin and raw material price inflation, have been determined based on past performance and management’s expectations for the market development. Management believes that any reasonably possible change in any of these assumptions would not cause the carrying amount of each of the above units to exceed the recoverable amount of each of the above units. During the years ended December 31, 2009 and 2008, management of the Group determined that there are no impairments of any of its cash-generating units containing goodwill.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

28. INVESTMENTS IN SECURITIES

The investments in securities represent available-for-sale equity investments:

	At December 31,
	2009	2008
	RMB’000	RMB’000
Equity securities listed on the SSE
- Stated at fair value	264,672	139,447
Unlisted equity securities	30,623	440

	295,295	139,887

Previously, the Group invested in certain state legal person shares of Shenergy Company Limited and Jiangsu Lian Yun Gang Port Corporation Limited. These shares were not tradable.

Pursuant to the share reform plan of Shenergy Company Limited carried out in 2006, the non-tradable legal person shares with the investment cost of RMB60,421,000 held by the Company were converted into tradable shares on August 17, 2006. Under this share reform plan, the Company has committed that the Company will not sell more than one-third of the shares held as of August 17, 2005 within one year after August 17, 2006; and two-third of the shares held as of August 17, 2005 within two years after August 17, 2006. This investment is presented as listed securities stated at fair value as at December 31, 2009 at the amount of RMB254,046,000 (2008：RMB133,720,000).

On April 26, 2007, Jiangsu Lian Yun Gang Port Corporation Limited became a public company with its shares listed in SSE. The Company has committed not to sell its holding, or transfer to others before April 28, 2008. This investment is presented as listed securities which amount to RMB10,626,000 as at December 31, 2009 (2008：RMB5,727,000).

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

29. INTERESTS IN AN ASSOCIATE

	At December 31,
	2009	2008
	RMB’000	RMB’000
Cost of investment in an associate	900,000	900,000
Share of post-acquisition profit (loss)	39,981	(69,805)

	939,981	830,195

Information on major associates is as follows:

	Place of establishment and operation	Class of shares held	Principal activity	At December 31,
				2009	2008
Name of associate				Interest held	Interest held
Huadian Zouxian Power Generation Company Limited	PRC	Registered Capital	Electricity generation business	30%	30%

Huadian Zouxian Power Generation Company Limited is held by the Company directly.

Summarized financial information in respect of the Group’s associates is set out below:

	At December 31,
	2009	2008
	RMB’000	RMB’000
Total assets	6,945,366	7,623,355
Total liabilities	(3,812,095)	(4,856,038)

Net assets	3,133,271	2,767,317

Group’s share of net assets of associates	939,981	830,195

	Year ended December 31,
	2009	2008
	RMB’000	RMB’000
Revenue	3,832,204	3,650,661

Profit (Loss) for the year	365,954	(224,556)

Group’s share of profit (loss) of associates	109,786	(67,367)

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

30. DEPOSIT MADE ON INVESTMENT

	At December 31,
	2009	2008
	RMB’000	RMB’000
Shaanxi coal mine operating company	117,926	117,926
Inner Mongolia Rong Xin Chemical Co., Ltd.	1,320	—
Inner Mongolia Yi Feng Mining Investment Co., Ltd.	53,880	—
Inner Mongolia Da Xin Industrial Gases Co., Ltd.	1,800	—
Stamp duty paid	95	—

	175,021	117,926

During 2006, the Company entered into a co-operative agreement with two independent third parties to establish a company for acquiring a coal mine in Shaanxi province for operations. The Company will have to invest approximately RMB196.8 million in order to obtain 41% equity interest. As at December 31, 2009, the Company made a deposit of RMB118 million (2008: RMB118 million) in relation to this acquisition. As at December 31, 2009, the relevant procedures to establish the new company are still in progress, and the establishment has not yet been completed.

During the year, the Company entered into a co-operative agreement with an independent third party to acquire 100% equity interest in Inner Mongolia Rong Xin Chemical Co., Ltd. at a consideration of RMB4.4 million. As at December 31, 2009, the Company made a deposit of RMB1.32 million in relation to this acquisition. As at December 31, 2009, equity transfer and the relevant approval from government authority have not yet been completed. Under the agreement, the Company can only assign personnel to take over the company’s business until the relevant application documents are approved formally. In April 2010, the equity transfer and the relevant approval from government authority have been completed.

During the year, the Company entered into a co-operative agreement with an independent third party to acquire 100% equity interest in Inner Mongolia Yi Feng Mining Investment Co., Ltd. at a consideration of RMB179.6 million. As at December 31, 2009, the Company made a deposit of RMB53.88 million in relation to this acquisition. As at December 31, 2009, equity transfer and the relevant approval from government authority have not yet been completed. Under the agreement, the Company can only assign personnel to take over the company’s business until the relevant application documents are approved formally. In April 2010, the equity transfer and the relevant approval from government authority have been completed.

During the year, the Company entered into a co-operative agreement with two independent third parties to acquire 100% equity interest in Inner Mongolia Da Xin Industrial Gases Co., Ltd. at a consideration of RMB6 million. As at December 31, 2009, the Company made a deposit of RMB1.8 million in relation to this acquisition. As at December 31, 2009, equity transfer and the relevant approval from government authority have not yet been completed. Under the agreement, the Company can only assign personnel to take over the company’s business until the relevant application documents are approved formally. In April 2010, the equity transfer and the relevant approval from government authority have been completed.

The above completed acquisitions are not material to the Group and therefore their financial information are not presented.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

31. INTERESTS IN JOINTLY CONTROLLED ENTITIES

	At December 31,
	2009	2008
	RMB’000	RMB’000
Share of net assets	1,257	—

Information on major jointly controlled entities is as follows:

	Place of establishment and operation	Class of shares held	Principal activity	At December 31,
				2009		2008
Name of jointly controlled entity				Voting power	Interest held	Voting power	Interest held
Australian Coal Processing Holdings Pty Ltd (i)	Australia	Ordinary shares	Holding company	33.33%	60%	—	—
Ashton Coal Mines Limited (ii)	Australia	Ordinary shares	Real estate holder & sales company	33.33%	60%	—	—

(i)	A subsidiary of the Company holds 60% of the ordinary shares of Australian Coal Processing Holdings Pty Ltd. Under the shareholders agreement between the subsidiary and the remaining two shareholders, all major financial and operating policy decisions require a vote by directors who together represent shareholders holding 100% of the shares or a vote by shareholders who together hold 100% of the shares. Therefore decisions must be passed unanimously by directors or shareholders and the subsidiary’s voting power is equivalent to 33.33%.
(ii)	A subsidiary of the Company holds 60% of the ordinary shares of Ashton Coal Mines Limited. Under the shareholders agreement between the subsidiary and the remaining two shareholders, all major financial and operating policy decisions require a unanimous resolution of the shareholders. Therefore decisions must be passed unanimously by shareholders and the subsidiary’s voting power is equivalent to 33.33%.
(iii)	The above jointly controlled entities are held indirectly by the Company. These entities were obtained from the acquisition of Felix at the end of the year and therefore there is no share of profit or loss of jointly controlled entities.

Summarized financial information in respect of the Group’s jointly controlled entities is set out below:

	At December 31,
	2009	2008
	RMB’000	RMB’000
Total assets	245,024	—
Total liabilities	(242,929)	—

Net assets	2,095	—

Group’s share of net assets of jointly controlled entities	1,257	—

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

32. INTERESTS IN JOINT VENTURES

Information on major joint ventures (other than jointly controlled entities) is as follows:

	Place of establishment and operation	Principal activity	At December 31,
			2009	2008
Name of joint venture			Interest held	Interest held
Boonal joint venture	Australia	Provision of a coal haul road and train load out facilities	50%	—
Minerva joint venture	Australia	Development and operation of an open-cut coal mine	51%	—
Athena joint venture	Australia	Coal exploration	51%	—
Ashton joint venture	Australia	Development and operation of open-cut and underground coal mines	60%	—
Moolarben joint venture	Australia	Development and operation of open-cut and underground coal mines	80%	—

The above joint ventures are established and operated as unincorporated businesses and are held indirectly by the Company. These joint ventures are consolidated into the Company’s consolidated financial statements due to the acquisition of Felix.

The Group’s interest in the assets and liabilities of the joint ventures is set out below:

	At December 31,
	2009	2008
	RMB’000	RMB’000
Current assets	537,378	—
Non-current assets	18,677,130	—
Current liabilities	(5,393,837)	—
Non-current liabilities	(30,327)	—

	13,790,344	—

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

33. BILLS AND ACCOUNTS PAYABLE

	At December 31,
	2009	2008
	RMB’000	RMB’000
Accounts payable
- To third parties	1,242,349	749,786
- To a jointly controlled entity	5,667	—

	1,248,016	749,786
Bills payable	118,960	160,341

	1,366,976	910,127

The following is an aged analysis of bills and accounts payable based on the invoice dates at the reporting date:

	At December 31,
	2009	2008
	RMB’000	RMB’000
1 - 90 days	1,153,686	469,740
91 - 180 days	84,400	177,404
181 - 365 days	46,955	132,576
1 - 2 years	81,935	130,407

	1,366,976	910,127

The average credit period for accounts payable and bills payable is 90 days. The Group has financial risk management policies in place to ensure that all payables are within the credit timeframe.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

34 OTHER PAYABLES AND ACCRUED EXPENSES

	At December 31,
	2009	2008
	RMB’000	RMB’000
Customers’ deposits	1,488,748	757,631
Accrued wages	578,679	435,450
Other taxes payable	166,604	265,231
Payables in respect of purchases of property, plant and equipment and construction materials	643,674	654,304
Accrued freight charges	58,119	13,189
Accrued repairs and maintenance	35,846	49,766
Accrued utility expenses	18,829	—
Staff welfare payable	122,487	77,873
Withholding tax payable	1,869	466
Deposits received from employees	14,469	68,969
Coal price adjustment fund	34,764	34,081
Accrued land subsidence, restoration, rehabilitation and environmental costs	78,356	59,871
Payable on compensation fee of mining rights	272,210	135,141
Payables by Felix to companies related to its directors (note)	602,597	—
Others	324,583	146,284

	4,441,834	2,698,256

Note:	To assist with the funding of the dividend paid to Felix’s shareholders prior to the acquisition by the Group, certain Felix’s directors, through their related entities, loaned unsecured funds to Felix. The amounts due have been fully repaid after the balance sheet date.

35. PROVISION FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

	2009	2008
	RMB’000	RMB’000
Balance at January 1	450,979	19,635
Acquisition of Felix	48,170	—
Additional provision in the year	1,733,325	3,369,696
Utilization of provision	(623,666)	(2,938,352)

Balance at December 31	1,608,808	450,979

Presented as:
Current portion	1,564,106	450,979
Non-current portion	44,702	—

	1,608,808	450,979

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

35. PROVISION FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL

COSTS—Continued

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

36. BORROWINGS

	At December 31,
	2009	2008
	RMB’000	RMB’000
Current liabilities
Bank borrowings
- Unsecured borrowings (i)	22,000	82,000
- Secured borrowings (ii)	919,410	—
Finance leases (iii)	656,703	—

	1,598,113	82,000

Non-current liabilities
Bank borrowings
- Unsecured borrowings (i)	154,000	176,000
- Secured borrowings (ii)	20,757,728	—

	20,911,728	176,000

Total borrowings	22,509,841	258,000

(i) Unsecured borrowings are repayable as follows:

	At December 31,
	2009	2008
	RMB’000	RMB’000
Within one year	22,000	82,000
More than one year, but not exceeding two years	22,000	22,000
More than two years, but not more than five years	66,000	66,000
More than five years	66,000	88,000

Total	176,000	258,000

The balance as of December 31, 2008 represented two borrowings amounting to RMB60,000,000 and RMB198,000,000 obtained by Shanxi Tianchi before the Company acquired it. Included in the loans was an amount of RMB60,000,000 that carried interest at 5.31% per annum and the Group has fully settled the amount in 2009. The remaining balance of RMB176,000,000 (2008: RMB198,000,000) carries interest at 5.94% (2008: 5.94%) per annum and is subject to adjustment based on the interest rate stipulated by the People’s Bank of China (“PBOC”). The loan is repayable by 20 instalments over a period of 12 years, with the first instalment due in May 2008. The amount is also guaranteed by the Parent Company.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

36. BORROWINGS—Continued

(ii) Secured borrowings are repayable as follows:

	At December 31,
	2009	2008
	RMB’000	RMB’000
Within one year	919,410	—
More than one year, but not exceeding two years	6,930,623	—
More than two years, but not more than five years	13,827,105	—

Total	21,677,138	—

Included in the balance as of December 31, 2009 are loans amounting to RMB20,757,728,000 (USD3,040,000,000) obtained by the Group for the purpose of settling the consideration in respect of acquisition of Felix. The borrowings of RMB19,801,780,000 (USD2,900,000,000) and of RMB955,948,000 (USD140,000,000) carry interest at three-month LIBOR plus a margin of 0.75% (approximately 4.02%) and at three-month LIBOR plus a margin of 0.8% (approximately 4.22%) respectively. The borrowings are guaranteed by the Company, couter guaranteed by the Parent Company and secured by the Group’s restricted cash (note 17).

The remaining borrowing attributable to Felix amounting to RMB919,410,000 (AUD150,000,000) carries interest at BBSY plus a margin of 3.8% (approximately 7.6%) and was obtained prior to the acquisition of Felix. This borrowing and the finance leases (note 36(iii)) are secured by the Group’s property, plant and equipment (note 25) and intangible assets (note 24) and are also secured by a floating charge over the other assets of Felix.

(iii)Finance leases are repayable as follows:

	At December 31,
	2009	2008
	RMB’000	RMB’000
Minimum lease payments
Within one year	841,590	—
More than one year, but not exceeding two years	—	—
More than two years, but not more than five years	—	—

	841,590	—
Less: Future finance charges	(184,887)	—

Present value of lease payments	656,703	—

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

36. BORROWINGS—Continued

(iii)Finance leases are repayable as follows:—Continued

	At December 31,
	2009	2008
	RMB’000	RMB’000
Present value of minimum finance lease payments
Within one year	656,703	—
More than one year, but not exceeding two years	—	—
More than two years, but not more than five years	—	—

	656,703	—
Less: amounts due within one year and included in current liabilities	(656,703)	—

Amounts due after one year and included in non-current liabilities	—	—

Breach of loan agreement:

The bank borrowings and finance leases granted to Felix have a number of provisions including the satisfaction of minimum net assets value and the proportion of forward contracts by Felix as at December 31, 2009.

At December 31, 2009, Felix breached the above loan provisions. As a result of the breach, long term portions of the bank borrowings and finance leases of RMB 919,410,000 and RMB654,546,000 respectively have been reclassified as current liabilities.

In April 2010, Felix has obtained the waiver letter from the relevant lenders. The lenders agree not to demand immediate payments from Felix and the terms of borrowings remain unchanged. Under the original borrowing terms, the bank borrowings and finance leases shall be repaid as follows:

At December 31, 2009
RMB’000
Bank borrowings:
Secured bank borrowings
Within one year	245,176
More than one year, but not more than two years	196,141
More than two years, but not more than five years	478,093

Total	919,410

At December 31, 2009
RMB’000
Finance leases:
Present value of minimum lease payments
Within one year	100,029
More than one year, but not more than two years	67,301
More than two years, but not more than five years	487,216

654,546

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

37. DERIVATIVE FINANCIAL INSTRUMENTS

	At December 31,
	2009	2008
	RMB’000	RMB’000
Derivatives used for cash flow hedging:
Current assets
- Forward foreign exchange contracts	37,760	—

Current liabilities
- Forward foreign exchange contracts	23,980	29,435
- Interest rate swap contracts	4,353	—

	28,333	29,435

During the year ended December 31, 2009, the Group’s subsidiaries in Australia entered into forward foreign exchange contracts to sell or purchase specified amounts of foreign currencies in the future at stipulated exchange rates. The objective of entering into the forward foreign exchange contracts is to reduce the foreign exchange rate related volatility of revenue stream and capital expenditure and thereby assist in risk management for the Group. The outstanding sell United States dollars contracts are hedging highly probable forecasted sales of coal, whereas the outstanding buy United States dollars, Euro and Yen contracts relate to the purchase of mining equipment.

As at December 31, 2009, the outstanding notional amount to sell United States dollars (sell United States dollars and buy Australian dollars) was approximately RMB1,143 million (2008: RMB211 million), all maturing within one year (2008: within 7 months) with forward rates of approximately from 0.7661 to 0.9044 (2008: floor price and ceiling price of 0.6293 and 0.9568 respectively).

As at December 31, 2009, the outstanding notional amount to buy United States dollars (buy United States dollars and sell Australian dollars), buy Euro (buy Euro and sell Australian dollars) and buy Yen (buy Yen and sell Australian dollars) was approximately RMB74 million (2008: nil), RMB27 million (2008: nil) and RMB72 million (2008: nil) respectively, all maturing within six months (2008: nil) with forward rates of approximately 0.753 (2008: nil), 0.552 (2008: nil) and floor price and ceiling price of 71.7 and 72.7 (2008: nil) respectively.

The Group’s Australian subsidiaries also entered into contracts with banks to hedge a proportion of borrowings issued at variable interest rates through the use of floating-to-fixed interest rate swap contracts. As at December 31, 2009, the outstanding notional amount was approximately RMB282 million (2008: nil), maturing within three years (2008: nil) at a hedge period of 3 months with floating rate and fixed rate of approximately 4.2783% and 5.89% respectively (2008: nil).

For the year ended December 31, 2008, the ineffective hedging portion of the changes in fair values of the forward foreign exchange contracts of approximately RMB10,445,000 was recognized as selling, general and administrative expenses in the consolidated income statement. No ineffective hedging portion has been included in the consolidated income statement for the year ended December 31, 2009. The effective hedging portion was recognized as current portion of derivative financial instruments in the consolidated balance sheet.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

37. DERIVATIVE FINANCIAL INSTRUMENTS—Continued

The fair values of the forward foreign exchange contracts are estimated based on the discounted cash flows between the contract forward rate and spot forward rate. The fair values of the interest rate swap contracts are estimated based on the discounted cash flows between the contract floating rate and the contract fixed rate.

38. LONG-TERM PAYABLE

	At December 31,
	2009	2008
	RMB’000	RMB’000
Current liabilities
- Deferred income of sale and leaseback	2,902	—
- Deferred payment for acquisition of interests in Minerva (i)	3,065	—

	5,967	—

Non-current liabilities
- Deferred income of sale and leaseback	10,156	—
- Deferred payment for acquisition of interests in Minerva (ii)	12,244	—
- Others	3,980	—

	26,380	—

Total	32,347	—

(i)	The carrying value of the deferred payment for acquisition of interests in Minerva is based on cash flows discounted using a rate of 7.5%.
(ii)	Felix incurred the deferred income of sale and leaseback and deferred payment for acquisition of interests in Minerva prior to its acquisition by the Group.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

39. DEFERRED TAXATION

	Available-for-sale investment	Accelerated tax depreciation	Fair value adjustment on mining rights (coal reserves)	Temporary differences on expenses recognized	Tax losses	Cash flow hedge reserve	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2008	(86,726)	(200,154)	(39,474)	—	31,175	—	(295,179)
Exchange re-alignment	—	—	—	—	(8,347)	—	(8,347)
(Charge) Credit to other comprehensive income	67,409	—	—	—	—	8,831	76,240
(Charge) Credit to the consolidated income statement (note 12)	—	(39,192)	1,513	225,125	44,086	—	231,532

Balance at January 1, 2009	(19,317)	(239,346)	(37,961)	225,125	66,914	8,831	4,246
Exchange re-alignment	—	—	—	(8,077)	—	—	(8,077)
Acquisition of Hua Ju Energy	—	—	—	2,017	—	—	2,017
Acquisition of Felix	—	—	(596,585)	(929,508)	554,300	(1,318)	(973,111)
(Charge) Credit to other comprehensive income	(31,306)	—	—	—	—	(11,780)	(43,086)
(Charge) Credit to the consolidated income statement (note 12)	—	(61,880)	1,513	378,493	(57,543)	—	260,583

Balance at December 31, 2009	(50,623)	(301,226)	(633,033)	(331,950)	563,671	(4,267)	(757,428)

The temporary differences on expenses recognized mainly arose in respect of unpaid provision of salaries and wages, provisions of compensation fees for mining rights and land subsidence, restoration, rehabilitation and environmental costs and also included payments on certain expenses such as exploration costs.

The following is the analysis of the deferred tax balances for financial reporting purposes:

	2009	2008
	RMB’000	RMB’000
Deferred tax assets	1,027,659	46,023
Deferred tax liabilities	(1,785,087)	(41,777)

	(757,428)	4,246

At the balance sheet date, the Group has unused tax losses of RMB2,884 million (2008: RMB682 million) contributed by the subsidiaries available for offset against future profits. A deferred tax asset has been recognized in respect of RMB1,882 million (2008: RMB223 million) of such losses. No deferred tax asset has been recognized in respect of the remaining RMB1,002 million (2008: RMB459 million) due to the unpredictability of future profit streams. Included in unrecognized tax losses are losses of RMB55 million that will expire in 2011, losses of RMB106 million that will expire in 2012, losses of RMB298 million that will expire in 2013 and losses of RMB357 million that will expire in 2014 (2008: losses of RMB55 million that will expire in 2011, losses of RMB106 million that will expire in 2012 and losses of RMB298 million that will expire in 2013). Other losses may be carried forward indefinitely.

By reference to financial budgets, management believes that there will be sufficient future profits for the realization of deferred tax assets which have been recognized in respect of tax losses.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

40. SHAREHOLDERS’ EQUITY

Share capital

The Company’s share capital structure at the balance sheet date is as follows:

	Domestic invested shares		Foreign invested shares	Total
	State legal person shares (held by the Parent Company)	A shares	H shares (including H shares represented by ADS)

Number of shares
At January 1, 2008, January 1, 2009 and December 31, 2009	2,600,000,000	360,000,000	1,958,400,000	4,918,400,000

	Domestic invested shares		Foreign invested shares	Total
	State legal person shares (held by the Parent Company)	A shares	H shares (including H shares represented by ADS)
	RMB’000	RMB’000	RMB’000	RMB’000
Registered, issued and fully paid
At January 1, 2008, January 1, 2009 and December 31, 2009	2,600,000	360,000	1,958,400	4,918,400

Each share has a par value of RMB1.

The Company has completed the implementation of the share reform plan on April 3, 2006 and the non-tradable legal person shares held by the Parent Company become tradable shares. The Parent Company guaranteed that it would not trade these shares in the market within 48 months from that day. As part of the share reform plan, the Parent agreed that the Group can participate in the investment and joint development in the oil production project of the Parent. Up to the issue of these financial statements, there is no progress on the project development and hence the shares held by the Parent are still not yet tradeable.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

40. SHAREHOLDERS’ EQUITY—Continued

Reserves

Future Development Fund

Pursuant to regulation in the PRC, the Company, Shanxi Tianchi and Heze are required to transfer an annual amount to a future development fund at RMB6 per tonne of raw coal mined. The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

Shanxi Tianchi is required to transfer an additional amount at RMB15 per tonne of raw coal mined from 2008 onwards as coal mine transformation fund.

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

In accordance with the regulations of the State Administration of Work Safety, the Company has a commitment to incur RMB8 (Shanxi Tianchi: RMB15) for each tonne of raw coal mined from May 1, 2004 which will be used for enhancement of safety production environment and improvement of facilities (“Work Safety Cost”). In prior years, the work safety expenditures are recognized only when acquiring the fixed assets or incurring other work safety expenditures. The Company, Heze and Shanxi Tianchi make appropriation to the future development fund in respect of unutilized Work Safety Cost from 2008 onwards. In accordance with the regulations of the State Administration of Work Safety, the Company’s subsidiaries, Hua Ju Energy and Yulin, have a commitment to incur Work Safety Cost at the rate of: 4% of the sales income for the year below RMB10 million; 2% of the actual sales income for the year between RMB10 million and RMB100 million (included); 0.5% of the actual sales income for the year between RMB10,000 and RMB100,000 (included); 0.2% of the actual sales income for the year above RMB1 billion. The unutilized Work Safety Cost at December 31, 2009 was RMB262,660,000.

Statutory Common Reserve Fund

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

40. SHAREHOLDERS’ EQUITY—Continued

Reserves—Continued

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

The Company’s distributable reserve as at December 31, 2009 is the retained earnings computed under PRC GAAP which amounted to approximately RMB15,062,956,000 (At December 31, 2008: RMB13,250,081,000, as restated with the adoption of new accounting standards under PRC GAAP).

41. CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt and equity balance. The Group’s overall strategy remains unchanged from prior year.

The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 36 and equity attributable to equity holders of the Company, comprising issued share capital, reserves and retained earnings, and amounted to RMB51,661,648,000 (2008: RMB27,013,124,000) as at December 31, 2009.

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

42. FINANCIAL INSTRUMENT

42a. Categories of financial instruments

	At December 31,
	2009	2008
	RMB’000	RMB’000

Financial assets
Loans and receivables (including cash and cash equivalents)	17,515,714	12,980,405
Available-for-sale financial assets	295,295	139,887
Derivative financial instruments (financial instruments at fair value)	37,760	—

Financial liabilities
Amortized cost	27,262,173	3,559,204
Derivative financial instruments (financial instruments at fair value)	28,333	29,435

42b. Financial risk management objectives and policies

The Group’s major financial instruments include available-for-sales equity instrument, bills and accounts receivable, other receivables, bank balances and cash, term deposits, restricted cash, derivative financial instrument, bills and accounts payable, other payables, borrowings and amount due to Parent Company and its subsidiary companies. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. There has been no significant change to the Group’s exposure to market risk or the manner in which it manages and measures the risk.

Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group.

At December 31, 2009 and 2008, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group arising from the failure to perform their obligations in relation to each class of recognized financial assets is the carrying amount of those assets as stated in the consolidated balance sheet.

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

42. FINANCIAL INSTRUMENT—Continued

42b. Financial risk management objectives and policies—Continued

Credit risk—Continued

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

For the years ended December 31, 2009, 2008 and 2007, net sales to the Group’s five largest customers accounted for approximately 28.7%, 32.8% and 25.6%, respectively, of the Group’s total net sales. Net sales to the Group’s largest customer accounted for 15.4%, 17.7% and 12.1% of the Group’s net sales for the years ended December 31, 2009, 2008 and 2007, respectively. The Group’s largest customer was Huadian Power International Corporation Limited (“Huadian”) for the years ended December 31, 2009, 2008 and 2007.

Details of the accounts receivable from the five customers with the largest receivable balances at December 31, 2009 and 2008 are as follows:

	Percentage of accounts receivable
	At December 31,
	2009	2008

Five largest receivable balances	62.18%	87.54%

The management considers the strong financial background and good creditability of these customers, and there is no significant uncovered credit risk.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

42. FINANCIAL INSTRUMENT—Continued

42b. Financial risk management objectives and policies—Continued

Credit risk—Continued

The table below shows the credit limit and balance of 5 major counterparties at the balance sheet date:

		31.12.2009		31.12.2008
Counterparty	Location	Credit limit	Carrying amount	Credit limit	Carrying amount
		RMB’000	RMB’000	RMB’000	RMB’000
		(note)
Company A	Australia	Not applicable	81,329
Company B	Korea	Not applicable	54,959
Company C	Korea	Not applicable	51,235
Company D	The PRC	Not applicable	43,592
Company E	The PRC	Not applicable	41,615
Company F	The PRC			300,000	207,232
Company G	The PRC			300,000	89,074
Company H	The PRC			50,000	38,226
Company I	The PRC			24,000	23,769
Company J	The PRC			30,000	23,115

			272,730		381,416

Note:	Customers in other countries of Australian subsidiaries have not been granted the credit limit. Australian subsidiaries generally make annual sales arrangements with customers.

The Group’s geographical concentration of credit risk is mainly in the PRC and East Asia (excluding the PRC). As at December 31, 2009 and 2008, over 91% and 90% of the Group’s total trade receivables were from East Asia (excluding the PRC) and from the PRC respectively.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

42. FINANCIAL INSTRUMENT—Continued

42b. Financial risk management objectives and policies—Continued

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

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities in currencies other than the functional currencies of the relevant group entities at the balance sheet date are as follows:

	Liabilities		Assets
	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000

United States Dollar (“USD”)	20,757,943	4,447	1,311,500	910,764
Euro (“EUR”)	—	—	3,611	15,718
Hong Kong Dollar (“HKD”)	—	—	7,309	7,286
Notional amounts of sell USD foreign exchange contracts used for hedging	—	210,800	1,143,416	—
Notional amounts of buy USD foreign exchange contracts used for hedging	73,713	—	—	—
Notional amounts of buy EUR foreign exchange contracts used for hedging	26,541	—	—	—
Notional amounts of buy Yen foreign exchange contracts used for hedging	71,511	—	—	—

The sales of the Group’s subsidiaries in Australia are mainly export sales and some of their fixed assets are imported from overseas. Their foreign exchange hedging policy is disclosed in note 37. The Group’s operations in the PRC do not adopt any foreign exchange hedging policy.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

42. FINANCIAL INSTRUMENT—Continued

42b. Financial risk management objectives and policies—Continued

Market risk—Continued

(i) Currency risk—Continued

Sensitivity analysis

The Group is mainly exposed to the fluctuation against the currency of United States Dollar and Hong Kong Dollar.

The following table details the Group’s sensitivity to a 5% increase and decrease in RMB against relevant foreign currencies. 5% represents management’s assessment of reasonably possible changes in foreign exchange rates over the period until the next annual balance sheet date. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year end for a 5% change in foreign currency rates and also assumes all other risk variables remained constant. The sensitivity analysis includes loans to foreign operations within the Group where the denomination of the loan is in a currency other than the functional currency of the lender or the borrower.

	USD Impact (note i)		HKD Impact (note i )
	2009	2008	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000

Increase (Decrease) to profit and loss
- if RMB weakens against respective foreign currency	49,390	58,863	274	273
- if RMB strengthens against respective foreign currency	(49,390)	(58,863)	(274)	(273)

	USD Impact (note ii)
	2009	2008
	RMB’000	RMB’000

Increase (Decrease) to profit and loss
- if AUD weakens against respective foreign currency	(739,749)	(21,584)
- if AUD strengthens against respective foreign currency	739,749	21,584

Increase (Decrease) to shareholders’ equity
- if AUD weakens against respective foreign currency	(740,615)	(21,144)
- if AUD strengthens against respective foreign currency	740,615	21,144

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

42. FINANCIAL INSTRUMENT—Continued

42b. Financial risk management objectives and policies—Continued

Market risk—Continued

(i) Currency risk—Continued

Notes:

(i)	This is mainly attributable to the exposure outstanding on the bank deposit and loans to foreign operations within the Group of USD and HKD at year end in the Group.

(ii)	This is mainly attributable to the exposure outstanding on the loans to foreign operations within the Group, foreign currency bank borrowings and derivative financial instruments where the denomination of the loan is in a currency other than the functional currency of the borrower (i.e. AUD).

In management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year end exposure does not reflect the exposure during the year.

(ii) Interest rate risk

The Group is exposed to fair value interest rate risk in relation to fixed-rate loan receivable (see note 20 for details). The Group is also exposed to cash flow interest rate risk in relation to variable-rate bank balances, term deposits, restricted cash (see note 17 for details of these bank balances) and bank borrowings (see note 36 for details of these borrowings).

The interest rate hedging policy of the Group’s subsidiaries in Australia is disclosed in note 37. The Group’s operations in the PRC do not adopt any interest rate hedging policy.

The Group’s exposures to interest rate risk on financial assets and financial liabilities are detailed in the liquidity risk section of this note. The Group’s cash flow interest rate risk is mainly concentrated on the fluctuation of the PBOC arising from the Group’s RMB borrowings, the LIBOR arising from the Group’s USD borrowings and the Australian BBSY arising from the Group’s AUD borrowings.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

42. FINANCIAL INSTRUMENT—Continued

42b. Financial risk management objectives and policies—Continued

Market risk—Continued

(ii) Interest rate risk—Continued

Sensitivity Analysis

The following table details the Group’s sensitivity to a change of 100 basis points in the interest rate, assuming the financial instruments outstanding at the end of the reporting period were outstanding for the whole year and all the variables were held constant. It includes the interest rate fluctuation of the abovementioned PBOC rate, LIBOR and Australian BBSY rate.

2009
RMB’000

Increase (Decrease) to profit and loss
- If increases by 100 basis points	(61,818)
- If decreases by 100 basis points	61,818

Increase (Decrease) to shareholders’ equity
- If increases by 100 basis points	(61,818)
- If decreases by 100 basis points	61,818

At December 31, 2008, the Group’s exposure to interest rate risk on financial assets and liabilities and also the result of the sensitivity analysis is not significant.

(iii) Other price risk

In addition to the above risks relating to financial instruments, the Group is exposed to equity price risk through investment in listed equity securities and also to price risk in non financial instruments such as steel and metals (the Group’s major raw materials). The Group currently does not have any arrangement to hedge the price risk exposure of its investment in equity securities and its purchase of raw materials. The Group’s exposure to equity price risk through investment in listed equity securities and also the result of the sensitivity analysis is not significant.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

42. FINANCIAL INSTRUMENT—Continued

42b. Financial risk management objectives and policies—Continued

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

Liquidity and interest risk tables

	Weighted average effective interest rate	Less than 3 months	3-6 months	6 months to 1 year	1-5 years	5+ years	Total undiscounted cash flow	Carrying amount at 12.31
	%	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2009
Non-derivative financial liabilities
Bills and accounts payables	N/A	1,306,265	60,711	—	—	—	1,366,976	1,366,976
Other payables	N/A	2,612,165	—	—	—	—	2,612,165	2,612,165
Amount due to Parent Company and its subsidiary companies	N/A	757,882	—	—	—	—	757,882	757,882
Finance leases	6.9%-12.47%	656,703	—	—	—	—	656,703	656,703
Bank borrowings - variable rate	4.02%-7.6%	919,410	11,254	11,588	24,930,041	92,394	25,964,687	21,853,138
Long-term payable	N/A	1,532	—	1,532	15,324	3,065	21,453	15,309

		6,253,957	71,965	13,120	24,945,365	95,459	31,379,866	27,262,173

Financial guarantees issued
Maximum amount guaranteed (note)	N/A	—	—	—	—	286,181	286,181	—

Derivative financial instruments – gross settlement
Forward foreign exchange contracts - Outflow	N/A	100,254	71,511	—	—	—	171,765	171,765

Derivative financial instruments – net settlement
Interest rate swap contracts	N/A	4,353	—	—	—	—	4,353	4,353

Note:	The amount presented is the maximum contractual payment under guarantees issued.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

42. FINANCIAL INSTRUMENT—Continued

42b. Financial risk management objectives and policies—Continued

Liquidity risk—Continued

	Weighted average effective interest rate	Less than 3 months	3-6 months	6 months to 1 year	1-5 years	5+ years	Total undiscounted cash flow	Carrying amount at 12.31
	%	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2008
Non-derivative financial liabilities
Bills and accounts payables	N/A	910,127	—	—	—	—	910,127	910,127
Other payables	N/A	1,677,496	—	—	—	—	1,677,496	1,677,496
Amount due to Parent Company and its subsidiary companies	N/A	706,328	—	—	13,248	—	719,576	713,581
Bank borrowings - variable rate	5.31%-5.94%	—	11,254	74,739	104,625	125,839	316,457	258,000

		3,293,951	11,254	74,739	117,873	125,839	3,623,656	3,559,204

Derivative financial instruments – gross settlement
Forward foreign exchange contracts - Outflow	N/A	129,200	71,400	10,200	—	—	210,800	210,800

42c. Fair values

The fair value of available-for-sales investment is determined with reference to quoted market price. The fair values of the forward foreign exchange contracts are estimated based on the discounted cash flows between the contract forward rate and spot forward rate. The fair values of interest rate swap contracts are estimated based on the discounted cash flows between the contract floating rate and contract fixed rate. The fair value of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

The directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortized cost in the consolidated financial statements approximate their fair values.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

42. FINANCIAL INSTRUMENT—Continued

42c. Fair values—Continued

Fair values of financial assets and financial liabilities are determined as follows:

The following table presents the carrying value of financial instruments measured at fair value across the three levels of the fair value hierarchy defined in IFRS 7 (Amendment). The levels of fair value are defined as follows:

Level 1:	fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets and liabilities;

Level 2:	fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3:	fair value measurements are those derived from valuation techniques that include inputs for the assets or liability that are not based on observable market data (unobservable inputs).

	Level 1	Level 2	Level 3	At December 31 Total
	RMB’000	RMB’000	RMB’000	RMB’000
2009
Assets
Available-for-sale investments
- Investments in securities listed on the SSE	264,672	—	—	264,672
Derivative financial instruments
- Forward foreign exchange contracts	—	37,760	—	37,760

	264,672	37,760	—	302,432

Liabilities
Derivative financial instruments
- Forward foreign exchange contracts	—	23,980	—	23,980
- Interest rate swap contracts	—	4,353	—	4,353

	—	28,333	—	28,333

2008
Assets
Available-for-sale investments
- Investments in securities listed on the SSE	139,447	—	—	139,447

	139,447	—	—	139,447

Liabilities
Derivative financial instruments
- Forward foreign exchange contracts	—	29,435	—	29,435

	—	29,435	—	29,435

There were no transfers between Levels 1 and 2 during the year ended December 31, 2009 and 2008.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

43. ACQUISITION OF HUA JU ENERGY

On October 24, 2008, the Company entered into an acquisition agreement with the Parent Company to acquire 74% equity interest in Hua Ju Energy. On February 18, 2009, the acquisition was completed and the consideration of RMB593,243,000 was fully paid to the Parent Company to acquire 74% equity interest of Hua Ju Energy. The net assets acquired were included in the methanol, electricity and heat supply segment.

In July 2009, the Company paid RMB173,007,000 to three former shareholders of Hua Ju Energy to acquire additional 21.14% equity interest in Hua Ju Energy which gives rise to goodwill of RMB38,187,000.

This acquisition has been accounted for using the purchase method.

The net assets of Hua Ju Energy acquired, and the goodwill arising, are as follows:

Fair value
RMB’000
Bank balances and cash	4,567
Bills and accounts receivable	2,129
Inventories	3,611
Prepayments and other receivables	79,563
Other currents assets	25,246
Property, plant and equipment	755,213
Prepaid lease payment	74,652
Available-for-sale financial assets	30,182
Deferred tax assets	2,017
Accounts payable	(64,760)
Customers’ deposits and other payables	(263,297)
Other current liabilities	(120,000)

Net assets acquired	529,123
Minority interests	(137,572)
Goodwill arising on acquisition	201,692

593,243

Total consideration satisfied by:
Cash consideration paid on acquisition	593,243

Net cash outflow arising on acquisition:
Cash paid on acquisition	(593,243)
Bank balances and cash acquired	4,567

(588,676)

There is no significant difference between the carrying value and the fair value of net assets of Hua Ju Energy.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

43. ACQUISITION OF HUA JU ENERGY—Continued

Goodwill arising from acquisition of Hua Ju Energy is mainly because this acquisition can establish an electricity management platform for the Group and is beneficial to the future development of coal resources of the Group. It also ensures stable supply of electricity to the Group, reduce operating costs, and enhance profitability and operating results. It further ensures environmental disposal of waste products such as coal gangue produced from the Group’s mining operations.

During the period from the acquisition date/the beginning period date to December 31, 2009, this transaction does not have any material impact on the revenue and operating results of the Group.

44. ACQUISITION OF FELIX

On 13 August 2009, the Company entered into a binding scheme implementation agreement with Felix to acquire 100% equity interest in Felix. On December 23, 2009, the acquisition was completed and the Company paid the consideration of AUD3,333 million (equivalent to approximately RMB20,428 million) to all the shareholders of Felix. On December 30, 2009, Felix was delisted from the Australian Securities Exchange and all legal procedures of acquiring all of the Felix shares have been completed. The net assets acquired were included in the coal mining segment.

This acquisition has been accounted for using the purchase method.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

44. ACQUISITION OF FELIX—Continued

The net assets of Felix acquired, and the goodwill arising, are as follows:

	Carrying amounts	Fair value adjustments	Fair values
	RMB’000	RMB’000	RMB’000
Bank balances and cash	872,435	—	872,435
Term deposits	91,941	—	91,941
Bills and accounts receivable	292,008	—	292,008
Inventories	306,444	(39,349)	267,095
Prepayments and other receivables	214,501	—	214,501
Derivative financial instrument assets	27,928	—	27,928
Tax recoverable	46,777	—	46,777
Other currents assets	350,676	—	350,676
Property, plant and equipment, net	2,842,046	704,861	3,546,907
Available-for-sale financial assets	1	—	1
Interests in jointly controlled entities	1,257	—	1,257
Intangible assets	1,312,393	16,535,630	17,848,023
Accounts payable	(390,927)	—	(390,927)
Receipts in advance and other payables	(700,833)	—	(700,833)
Borrowings	(1,573,956)	—	(1,573,956)
Derivative financial instrument liabilities	(28,333)	—	(28,333)
Deferred taxation	(376,526)	(596,585)	(973,111)
Provision for land subsidence, restoration, rehabilitation and environmental costs	(48,170)	—	(48,170)
Other long-term payables	(28,367)	—	(28,367)

Net assets acquired			19,815,852
Minority interests			(23,542)
Goodwill arising on acquisition			766,816

			20,559,126

Total consideration satisfied by:
Cash consideration paid on acquisition			20,428,030
Direct acquisition costs paid			2,949
Direct acquisition costs not yet settled			128,147

			20,559,126

Net cash outflow arising on acquisition:
Cash paid on acquisition			(20,430,979)
Bank balances and cash acquired			872,435

			(19,558,544)

During the period from the acquisition date to December 31, 2009, Felix does not have any material impact on the revenue and operating results of the Group.

If the acquisition had been completed on January 1, 2009, the Group’s revenue for the year would have been RMB23,894 million, and the Group’s profit for the year would have been RMB4,914 million. The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on January 1, 2009, nor is it intended to be a projection of future results.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

44. ACQUISITION OF FELIX—Continued

The goodwill arising from the acquisition is attributable to the extension of coal reserves and diversification of operations by the Group, and operational synergies and strategic benefits.

45. RELATED PARTY BALANCES AND TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. Details of balances and transactions between the Group and other related parties are disclosed below.

Related party balances

The amounts due to the Parent Company and its subsidiary companies are non-interest bearing and unsecured.

The amounts due to the Parent Company and its subsidiary companies as at December 31, 2009 and 2008 included the present value of the outstanding balance that arose from the funding of the acquisition of the mining rights of Jining III as of January 1, 2001 discounted using the market rate of bank borrowings.

The consideration for the cost of the mining rights of approximately RMB132,479,000 is to be settled over the 10 years, commencing from 2001.

	At December 31,
	2009	2008
	RMB’000	RMB’000

Amounts due to Parent Company and its subsidiary companies
Within one year	757,882	706,328
More than one year, but not exceeding two years	—	7,253

Total	757,882	713,581
Less: amount due within one year	(757,882)	(706,328)

Amount due after one year	—	7,253

Except the amounts disclosed above, the amounts due to the Parent Company and/or its subsidiary companies are repayable on demand.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

45. RELATED PARTY BALANCES AND TRANSACTIONS—Continued

Related party transactions

During the years, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Year ended December 31,
	2009	2008	2007
	RMB’000	RMB’000	RMB’000

Income
Sales of coal	2,086,542	1,384,415	1,014,963
Sales of auxiliary materials	317,479	550,986	595,143
Sales of heat and electricity	204,061	—	—
Expenditure
Utilities and facilities	39,069	376,288	377,074
Annual fee for mining rights	—	—	12,980
Purchases of supply materials and equipment	598,498	471,768	454,469
Repair and maintenance services	388,917	253,864	215,102
Social welfare and support services	769,561	255,265	313,062
Technical support and training	26,000	20,000	20,000
Road transportation services	79,560	86,671	60,718
Construction services	242,593	294,938	316,801

Certain expenditure for social welfare and support services (excluding medical and child care expenses) of RMB165,900,000, RMB165,900,000 and RMB165,900,000 for the years ended December 31, 2009, 2008 and 2007, respectively, and for technical support and training of RMB26,000,000, RMB20,000,000 and RMB20,000,000, have been charged by the Parent Company at a new negotiated amount per annum, subject to changes every year.

During the year ended December 31, 2008, the Company acquired Zhaolou coal mine from the Parent Company. Details of this acquisition are set out in note 24.

During the year ended December 31, 2009, the Company acquired 74% equity interest in Hua Ju Energy from the Parent Company. Details of this acquisition are set out in note 43.

In addition to the above, the Company participates in a retirement benefit scheme of the Parent Company in respect of retirement benefits (note 47).

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

45. RELATED PARTY BALANCES AND TRANSACTIONS—Continued

Transactions/balances with other state-controlled entities in the PRC—Continued

Material transactions with other state- controlled entities are as follows:

	Year ended December 31,
	2009	2008	2007
	RMB’000	RMB’000	RMB’000

Trade sales	6,970,855	10,253,998	6,035,156

Trade purchases	1,191,783	1,328,958	1,056,959

Material balances with other state-controlled entities are as follows:

	At December 31,
	2009	2008
	RMB’000	RMB’000

Amounts due to other state-controlled entities	359,726	294,888

Amounts due from other state-controlled entities	1,101,535	364,420

Amounts due to and from state-controlled entities are trade nature of which terms are not different from other customers (notes 18 and 33).

In addition, the Group has entered into various transactions, including deposits placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

Except as disclosed above, the directors are of the opinion that transactions with other state- controlled entities are not significant to the Group’s operations.

Balances and transactions with jointly controlled entities

Due from a jointly controlled entity:

	Year ended December 31,
	2009	2008
	RMB’000	RMB’000

Due from a jointly controlled entity (note 21)	66,321	—

The amount due from a jointly controlled entity is unsecured and interest-free.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

45. RELATED PARTY BALANCES AND TRANSACTIONS—Continued

Balances and transactions with jointly controlled entities—Continued

As at December 31, 2009, the trade balances between the Group and a jointly controlled entity are disclosed in notes 18 and 33. The jointly controlled entity was obtained through the acquisition of Felix and therefore there were no sales or purchases included in the consolidated financial statements for the year.

Compensation of key management personnel

The remuneration of directors and other members of key management were as follows:

	Year ended December 31,
	2009	2008	2007
	RMB’000	RMB’000	RMB’000

Directors’ fee	436	426	403
Salaries, allowance and other benefits in kind	3,292	2,545	2,315
Retirement benefit scheme contributions	550	407	378

	4,278	3,378	3,096

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

46. COMMITMENTS

	At December 31,
	2009	2008
	RMB’000	RMB’000

Capital expenditure contracted for but not provided in the consolidated financial statements
Acquisition of property, plant and equipment
- the Group	5,308	142,399
- share of joint ventures	708,573	—
Exploration and evaluation expenditure
- share of joint ventures	2,315	—

	716,196	142,399

Capital expenditure authorized but not contracted for Acquisition of property, plant and equipment
- the Group	142,565	—

During 2006, the Company entered into a co-operative agreement with two independent third parties to establish a company for acquiring a coal mine in Shaanxi province for operations. In addition to the deposit referred to in note 30, the Company is committed to invest a further RMB78.8 million as at December 31, 2009 and 2008.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

46. COMMITMENTS—Continued

Pursuant to the regulations issued by the Shandong Province Finance Bureau, the Group has to pay a deposit of RMB1,980 million (2008: RMB997 million) to the relevant government authority, which secured for the environmental protection work done by the Company. As at December 31, 2009, deposit of RMB212 million (2008: RMB200 million) were made and the Company is committed to further make security deposit of RMB1,768 million (2008: RMB797 million).

As at December 31, 2008, the Company entered into an acquisition agreement with the Parent Company at a consideration of RMB593.24 million to acquire 74% equity interest in Hua Ju Energy. The acquisition has been completed during the year and details are set out in note 43.

During 2007, the Company entered into an agreement with the Parent Company and China Credit Trust Co., Ltd to establish a company, with the proposed name of Yankuang Group Finance Company Limited (the “Investee”), which will engage in banking and financing business. The name and the activities of the Investee are subject to the approval by China Banking Regulatory Commission and other relevant government authorities. In November 2009, the Company has received the approval from China Banking Regulatory Commission. The Company shall contribute RMB125 million from internal resources, which will account for 25% of the equity interest in the Investee. As of December 31, 2009, the procedures to establish the Investee are still in progress. On April 20, 2010, all the investors signed a formal joint venture establishment agreement. As at the date of issue of these financial statements, the Company has made full contribution and the incorporation of the Investee is in the progress.

Compensation fees for mining rights are required to be paid annually and details are set out in note 24.

In 2009, the Company entered into agreements with third parties to acquire three subsidiary companies. The Company has made deposits of RMB 57 million and the Group has to pay additional consideration of RMB133 million. Details of the acquisitions are set out in note 30.

On October 27, 2009, the board of directors of the Company passed a resolution for additional investment in Yanmei Heze Neng Hua Co., Ltd of RMB1.5 billion by internal funding and thereby increasing its registered capital from RMB1.5 billion to RMB3 billion. The percentage of equity interest held by the Company increased from 96.67% to 98.33% and this capital increase was completed in March 2010.

47. RETIREMENT BENEFITS

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

47. RETIREMENT BENEFITS—Continued

Pursuant to the Provision of Insurance Fund Administrative Services Agreement entered into by the Company and the Parent Company on November 7, 2008, the monthly contribution rate is set at 20% (2008: 45%; 2007: 45%) of the total monthly basic salaries and wages of the Company’s employees for the period from January 1, 2009 to December 31, 2011. Retirement pension and other welfare benefits will be provided by the Parent Company on the actual cost basis, which will be reimbursed by the Company after the actual payment made by the Parent Company (included in 45% contribution rate in pension scheme for the years ended December 31, 2008 and 2007).

The amount of contributions paid to the Parent Company were RMB520,273,000, RMB759,356,000 and RMB692,912,000 for the years ended December 31, 2009, 2008, and 2007, respectively.

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

48. HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the three years ended December 31, 2009, 2008 and 2007. Such expenses, amounting to RMB140,000,000, RMB86,200,000 and RMB86,269,000 for each of the three years ended December 31, 2009, 2008 and 2007 respectively, have been included as part of the social welfare and support services expenses summarized in note 45.

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

49. MAJOR NON-CASH TRANSACTION

During the year ended December 31, 2009, the Group acquired certain property, plant and equipment, of which RMB606,227,000 (2008: RMB654,304,000) have not yet been paid.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

50. POST BALANCE SHEET EVENT

Felix breached certain provisions in the borrowing agreements signed with the banks at December 31, 2009 (note 36). In April 2010, Felix’s management has obtained a waiver letter from lenders in this respect to waive any penalty and early repayment requirements.

The Company’s board of directors passed a resolution to change the accounting estimate in respect of the amortization method of mining rights (coal reserves) and agreed to adopt unit of production method as a uniform amortization method for the Company and its subsidiaries. In effect the Company and certain of its subsidiaries will change its amortization method from straight line basis to unit of production basis. The directors are assessing the impact of the above change in accounting estimate on the Company’s future results.

51. CONTINGENT LIABILITIES

		At December 31,
		2009	2008
		RMB’000	RMB’000

Guarantees
(a)	The Group
	Guarantees secured over deposits	4,294	—
	Performance guarantees provided to external parties	197,466	—
	Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	41,334	—

(b)	Joint ventures
	Guarantees secured over deposits	460	—
	Performance guarantees provided to external parties	423	—
	Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	42,204	—

		286,181	—

52. OPERATING LEASE COMMITMENTS

	At December 31,
	2009	2008
	RMB’000	RMB’000

Within one year	27,765	—
More than one year, but not more than five years	205,155	—

	232,920	—

Operating leases have average remaining lease terms of 3 years. Items that are subject to operating leases include mining equipment, office space and small items of office equipment.