Form 20-F/A
period 2009-12-31
YANZHOU COAL MINING CO LTD
filed 2010-12-01
CIK 1048098

As filed with Securities and Exchange Commission on December 1, 2010

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Explanatory Note

This Amendment No.1 to the Annual Report on Form 20-F for the year ended December 31, 2009, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 29, 2010 (the “Original Form 20-F”) is being filed solely for the purpose of amending “Item 4. — Safety Control” within the Original Form 20-F to supplement our disclosure with respect to our safety control program and safety performance.

Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original Form 20-F or reflect any events that have occurred after the Original Form 20-F was filed on June 29, 2010.

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

Safety Control

In our PRC operations, we have implemented a safety control program to achieve the targets set in our internal guidelines for safety and risk control management and to maintain compliance with the Coal Law and the National Mining Safety Law in China. In Australia, our operations in New South Wales is compliant with the Coal Mine Health and Safety Act 2002 (NSW) and Occupational Health and Safety Act 2000 (NSW) and our operations in Queensland is compliant with the Coal Mining Safety and Health Act 1999 (Qld).

Our safety control program combines close supervision and routine inspection of mining conditions with continual implementation of safety features and procedures at our mines and safety training for our production team. Moreover, in our PRC operations, the compensation of the officers and managers of each division reflects the division’s safety record. Each of our mines has a safety inspection unit which is responsible for the supervision and inspection of our mining activities. We reward employees who report unsafe mining conditions to encourage accident prevention.

As a result of our safety control program, we have been able to maintain a zero fatality rate in our PRC operations since 2007 compared with the national average of 0.892 fatalities per million tonnes of coal produced in 2009 according to the State Administration of Work Safety of the PRC. In 2009, we produced 36.3 million tonnes of coal and had two serious work injuries reported in our PRC operations.

Following our acquisition of Felix in December 2009, we have been continuously reviewing and evaluating its safety control and performance. With respect to our Australian operations (inclusive of Felix) in 2009, our lost time injury frequency rate (“LTIFR”), measured as the number of lost time injuries per million man-hours worked, was 9.0 for open cut mines and 14.7 for underground mines, compared to Australia’s industry LTIFR of 8.9 and 23.7, respectively. We had no fatalities in our Australian operations in 2009.

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

The following table sets forth information about our operational and exploratory coal mines in Australia, which are held directly or indirectly by Yancoal Australia:

	Austar	Yarrabee	Minerva	Ashton	Moolarben	Athena	Harry-brandt	Wilpeena	Total
Background data:
Commencement of construction(1)	1998	1981	2004	2003	2009	N/A	N/A	N/A	N/A
Commencement of commercial production(1)(2)	2000	1982	2005	2004	2010	N/A	N/A	N/A	N/A
Coalfield area (square kilometers)	97.49	33.95	1,558	10.38	17.4	782.73	40.4	34.65	2,540.51
Reserve data:(3) (millions tonnes as of December 31, 2009)
Resources	129	146.5	74.6	437.27	706.4	560	96	27.2	2,176.97
Recoverable reserves(4)(5)	44.6	39.1	25.2	92.07	356.8	N/A	N/A	N/A	557.77
Depth of mine (meters underground)	300	N/A	N/A	190-280	N/A	N/A	N/A	N/A	N/A
Type of coal	semi-hard coking coal	PCI	thermal coal	semi-soft coking coal	thermal coal	thermal coal	anthracite coal	PCI	N/A
Leased/owned								owned	N/A
	owned	owned	owned	owned	owned	owned	owned
Assigned/unassigned(6)	assigned	assigned	assigned	assigned	assigned	unassigned	unassigned	unassigned	N/A
Average calorific value (Kcal/kg)	6,196	7,300	6,500	7,100	6,650	N/A	N/A	N/A	N/A
Sulfur content (%)	1.30	0.70	0.60	0.65	0.50	N/A	N/A	N/A	N/A
Production data: (million tonnes)
Designed raw coal production capacity	2.0	1.7	2.8	5.6	16.0	N/A	N/A	N/A	28.1
Designed coal preparation input capacity	2.0	1.7	N/A	6.5	16.0	N/A	N/A	N/A	26.2
Raw coal production
2006	0.4	—	—	—	—	—	—	—	0.4

2007	1.6	—	—	—	—	—	—	—	1.6

2008	1.9	—	—	—	—	—	—	—	1.9

2009	1.9	—	—	—	—	—	—	—	1.9

Cumulative raw coal production as of December 31, 2009	5.8	—	—	—	—	—	—	—	5.8

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

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

YANZHOU COAL MINING COMPANY LIMITED
(Registrant)

Date: December 1, 2010	By:	/s/ LI Weimin
	Name:	LI Weimin
	Title:	General Manager