Form 20-F
period 2010-12-31
YANZHOU COAL MINING CO LTD
filed 2011-06-24
CIK 1048098

As filed with Securities and Exchange Commission on June 24, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-14714

(Exact name of Registrant as specified in its charter)

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

People’s Republic of China

(Jurisdiction of incorporation or organization)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Zhang Baocai

298 South Fushan Road

Zoucheng, Shandong Province

People’s Republic of China (273500)

Tel: (86)537 5382319

Fax: (86)537 5383311

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American Depositary Shares	New York Stock Exchange

Class H Ordinary Shares	New York Stock Exchange*

*	Not for trading in the United States, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes statements of our expectations, intentions, plans and beliefs that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are intended to come within the safe harbor protection provided by those sections. The statements relate to future events or our financial performance, including, but not limited to, projections and estimates concerning the timing and success of specific projects and acquisitions. We use words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will” and the negatives of such terms or other similar expressions to identify forward-looking statements.

Without limiting the foregoing, all statements relating to our future operating results and anticipated capital expenditures, borrowings and sources of funding are forward-looking statements and speak only as of the date of this annual report. These statements are based on numerous assumptions that we believe are reasonable, but are subject to a wide range of risks, uncertainties and contingencies, which may cause actual results to differ materially from those discussed in these statements. Among the factors that could cause actual results to differ materially are:

•	price volatility for our coal and other products;

•	demand for coal in the PRC and overseas markets;

•	difficulty in managing our rapid growth, business diversification, geographic expansion and integrating our acquisitions;

•	changes in legislation, regulations and policies;

•	the recovery of the methanol industry and methanol prices;

•	our ability to reduce costs and compete effectively;

•	our need for, and ability to obtain, capital to finance our future expansion plans and capital expenditures;

•	expected increases in production capacity and utilization of new facilities;

•	intensity of competition;

•	uncertainties in estimating our proven and probable coal reserves and our ability to replace and develop coal reserves;

•	effects of land reclamation and other liabilities;

•	geologic, equipment and operational risks related to mining;

•	changes in economic strength and political stability of countries in which we have operations or serve customers;

•	our ability to realize the anticipated benefits of our acquisition of equity interests or assets of coal mines;

•	obtaining governmental permits and approvals for our operations;

•	proximity of our coal resources to end-markets and cost of transportation;

•	availability, timing of delivery and cost of key supplies;

•	impacts of natural disasters, epidemics and safety accidents; and

•	other factors, including, but not limited to, those discussed in the section headed Risk Factors, set forth in Part D of Item 3 of this annual report.

All of the forward-looking statements made in this annual report are qualified by this cautionary statement. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us, our business or our operations. We caution you not to place undue reliance on any such forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

DEFINITIONS AND SUPPLEMENTAL INFORMATION

As used in this annual report, references to “Yanzhou Coal,” “we,” “our,” “our Company,” “the Group” or “us” refer to Yanzhou Coal Mining Company Limited and its subsidiaries, which have been consolidated into its accounts for the purpose of the consolidated financial statements, unless the context indicates otherwise. References to “the Company” refer to Yanzhou Coal as a stand-alone statutory entity.

“A Shares” refers to domestic shares in the ordinary share capital of the Company, with nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange.

“Articles of Association” refers to our Articles of Association, as amended from time to time.

“Austar Company” refers to Austar Coal Mine Pty Limited, a wholly owned subsidiary of Yancoal Australia Limited incorporated in Australia, which mainly engages in the mining, processing and sale of coal in Australia.

“CASs” refers to Accounting Standard for Business Enterprises (2006) and the relevant regulations and explanations issued by the Ministry of Finance of the PRC.

“CBRC” refers to China Banking Regulatory Committee.

“Directors” as used herein refer to our directors as discussed in Item 6 herein.

“Felix” refers to Felix Resources Limited, a wholly owned subsidiary of Yancoal Australia Limited incorporated in Australia, which mainly engages in the exploration, mining and sale of coal in Australia.

“Grant Thornton” refers to a registered firm of certified public accountants in the People’s Republic of China and is the principal auditor for the purpose of reporting to the United States Securities and Exchange Commission and other relevant U.S. regulatory bodies.

“Grant Thornton Hong Kong” refers to a firm of certified public accountants in Hong Kong Special Administrative Region which was a former member firm of Grant Thornton International Ltd and has since changed its name to JBPB & Co as of December 10, 2010. (original official name in Hong Kong: Grant Thornton)

“Grant Thornton Jingdu Tianhua” refers to a firm of certified public accountants in Hong Kong Special Administrative Region, which has been a member firm of Grant Thornton International Ltd since November 2010. This firm is the auditor for the purpose of the Hong Kong H Share listing only.

“H Shares” refers to overseas listed foreign invested shares in the ordinary share capital of the Company, with nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange.

“Haosheng Company” refers to Inner Mongolia Haosheng Coal Mining Company Limited, a 61% owned subsidiary of the Company, which engages in applying for project development and mining rights for Shilawusu Coal Field in the Inner Mongolia Autonomous Region.

“Heze Nenghua” refers to Yanmei Heze Nenghua Company Limited, a 98.33% owned subsidiary of the Company that manages our exploration for coal resources at the Juye Mine in Heze City, Shandong Province.

“Hong Kong Stock Exchange” refers to The Stock Exchange of Hong Kong Limited.

“Hua Ju Energy” refers to Shangdong Hua Ju Energy Co., Limited, a 95.14% owned subsidiary of the Company that engages in the generation of electric power from coal gangue and coal slurry, which are by-products of our coal mining process.

“IFRS” refers to International Financial Reporting Standards as issued by the International Accounting Standard Board.

“JBPB” refers to JBPB & Co., a firm of certified public accountants in Hong Kong Special Administrative Region formerly known as Grant Thornton in Hong Kong.

“NDRC” refers to the National Development and Reform Commission of the PRC.

“NYSE” refers to New York Stock Exchange.

“Ordos Neng Hua” refers to Yanzhou Coal Ordos Neng Hua Company Limited, a wholly owned subsidiary of the Company that mainly engages in the construction of a 600,000-tonne methanol project in Ordos City and the development of coal resources in the Inner Mongolia Autonomous Region.

“PBOC” refers to the People’s Bank of China.

“PRC” refers to the People’s Republic of China.

“Promoter Shares” refers to the domestic legal person shares held by Yankuang Group.

“Shanxi Nenghua” refers to Yanzhou Coal Shanxi Nenghua Company Limited, a wholly owned subsidiary of the Company that manages our investment projects in Shanxi Province.

“Shares” refers collectively to our (i) domestic invested shares listed on the Shanghai Stock Exchange, par value RMB1.00 each (the “Domestic Shares” or “A Shares”), (ii) foreign-invested shares issued and traded in HK dollars and listed on the Hong Kong Stock Exchange, par value RMB1.00 each (the “H Shares”) and (iii) American Depositary Shares (the “ADSs”), each of which represents ten H Shares.

“Tianhao Chemicals” refers to Shanxi Tianhao Chemicals Company Limited, a 99.89% owned subsidiary of Shanxi Nenghua that mainly engages in the operation of a 100,000 tonne methanol project in Shanxi Province.

“Tianchi Energy” refers to Shanxi Heshun Tianchi Energy Company Limited, an 81.31% owned subsidiary of Shanxi Nenghua that mainly engages in the operation of Tianchi Coal Mine.

“Tonne” means metric tonne, which is equivalent to 1,000 kilograms or approximately 2,205 pounds.

“Twelfth Five-Year Plan” refers to the Twelfth Five-Year Plan (2011 to 2015) for National Economic and Social Development in the PRC.

“Yancoal Australia” refers to Yancoal Australia Limited, a wholly owned subsidiary of the Company that manages our investment projects in Australia.

“Yankuang Group” or “Controlling Shareholder” refers to Yankuang Group Corporation Limited (formerly known as Yanzhou Mining (Group) Corporation Limited).

“Yulin Nenghua” refers to Yanzhou Coal Yulin Nenghua Company Limited, a wholly owned subsidiary of the Company that mainly engages in the operation of a 600,000-tonne methanol project in Shaanxi Province.

“Yushuwan Coal Mine Company” refers to Shaanxi Yushuwan Coal Mine Company Limited, a joint venture among the Company, Chia Tai Energy & Chemicals Company Limited and Yushen Coal Company Limited, of which we will hold a 41% equity interest. As of the date of this annual report, the establishment of Yushuwan Coal Mine Company is still pending regulatory approval.

For purpose of this annual report, “Eastern China” refers collectively to Shandong Province, Jiangsu Province, Anhui Province, Zhejiang Province, Fujian Province, Jiangxi Province and Shanghai Municipality; “Southern China” refers to Guangdong Province and Hunan Province and Guangxi Autonomous Region; and “Northern China” refers to Beijing Municipality, Tianjin Municipality, Hebei Province, Shanxi Province and the Inner Mongolia Autonomous Region.

Certain mining terms used in this annual report are defined in the “Glossary of Mining Terms”, which was included as Appendix B to our registration statement on Form F-l that we filed with the U.S. Securities and Exchange Commission. A copy of the “Glossary of Mining Terms” may be obtained upon written request to the Company.

CONVENTIONS

Unless otherwise specified, references in this annual report to “U.S. dollars”, “USD” or “US$” are to United States dollars, references to “HK dollars”, “HKD” or “HK$” are to Hong Kong dollars, references to “A$” are to Australian dollars and references to “RMB” are to Renminbi, the lawful currency of the PRC. Our financial statements are denominated in RMB and, except as otherwise stated, all monetary amounts in this annual report are presented in RMB.

Solely for your convenience, certain items in this annual report contain translations of Renminbi amounts into U.S. dollars, which have been made at the rate of RMB6.6000 to US$1.00, the certified exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board for December 30, 2010. No representation is made that the Renminbi amounts could have been or could be converted into U.S. dollars at that rate, or at all.

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

Historical Financial Data

The following table sets forth selected financial data as of and for the years ended December 31, 2006, 2007, 2008, 2009 and 2010. The selected income statement and cash flow data for the years ended December 31, 2008, 2009 and 2010 and the selected balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with those financial statements and the accompanying notes. Unless otherwise indicated, the financial statements have been prepared and presented in accordance with IFRS, as issued by the International Accounting Standards Board. Our selected income statement and cash flow data for the years ended December 31, 2006 and 2007 and our selected balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements for those periods and dates, which are not included in this annual report.

	As of and for the Year Ended December 31,
	2006	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions except per Share and per ADS data)
INCOME STATEMENT DATA
Total revenue(1)	13,224.3	15,403.7	25,287.4	20,677.1	33,944.3	5,143.1
Gross sales of coal	13,058.8	15,193.0	24,933.3	19,947.8	32,590.9	4,938.0
Railway transportation services income	165.5	210.7	255.7	267.3	513.3	77.8
Gross sales of electricity power	—	—	59.8	187.5	185.5	28.1
Gross sales of methanol	—	—	38.6	258.9	629.3	95.3
Gross sales of heat supply	—	—	—	15.6	25.2	3.8
Transportation costs of coal	(936.6)	(549.8)	(508.7)	(403.3)	(1,160.5)	(175.8)
Cost of sales and service provided(1)	(6,470.4)	(7,625.2)	(12,201.1)	(10,590.0)	(16,801.3)	(2,545.7)
Cost of electricity power	—	—	(88.3)	(190.8)	(195.5)	(29.6)
Cost of methanol	—	—	(37.8)	(352.9)	(716.8)	(108.6)
Cost of heat supply	—	—	—	(9.7)	(12.5)	(1.9)

Gross profit	5,817.3	7,228.7	12,451.5	9,130.4	15,057.6	2,281.5
Selling, general and administrative expenses	(2,230.1)	(2,854.7)	(3,832.0)	(3,820.2)	(5,093.9)	(771.8)
Share of income (loss) of an associate	—	(2.4)	(67.4)	109.8	8.9	1.3
Other income	165.8	198.9	351.5	311.0	3,108.1	470.9
Interest expense	(26.3)	(27.2)	(38.4)	(45.1)	(603.3)	(91.4)

Profit before income taxes	3,726.7	4,543.3	8,865.2	5,685.8	12,477.3	1,890.5
Income taxes	(1,354.7)	(1,315.5)	(2,385.6)	(1,553.3)	(3,171.0)	(480.5)
Profit for the year	2,372.0	3,227.8	6,479.6	4,132.5	9,306.3	1,410.0

Profit attributable to our equity holders	2,373.0	3,230.5	6,488.9	4,117.3	9,281.4	1,406.3
Earnings per Share	0.48	0.66	1.32	0.84	1.89	0.3
Earnings per ADS	4.82	6.56	13.19	8.37	18.87	2.9
Operating income per Share before income tax	0.76	0.92	1.80	1.16	2.54	0.4
Profit from continuing operation per ADS before income tax	7.58	9.24	18.02	11.56	25.37	3.8

CASH FLOW DATA
Net cash from operating activities	3,767.2	4,558.6	7,095.5	6,520.1	5,399.8	818.2
Net cash from (used in) investing activities	(3,625.5)	(3,790.9)	(2,091.5)	(24,842.9)	(5,884.4)	(891.6)
Net cash from (used in) financing activities	(1,291.5)	(1,018.7)	(921.7)	18,503.7	1,360.5	206.1

BALANCE SHEET DATA
Total current assets	9,871.9	9,908.2	14,994.4	20,000.9	24,281.4	3,679.0
Total current liabilities	3,828.0	4,099.5	5,297.0	10,410.4	10,133.9	1,535.4
Net current assets	6,043.9	5,808.7	9,697.4	9,590.5	14,147.5	2,143.6
Property, plant and equipment	12,139.9	13,524.6	14,149.4	18,877.1	19,874.6	3,011.3
Total assets	23,458.7	26,187.4	32,338.6	62,432.6	72,755.9	11,023.6
Long-term bank borrowing	330.0	258.0	176.0	20,911.7	22,400.8	3,394.1
Equity attributable to our equity holders	18,931.8	21,417.5	26,755.1	29,151.8	37,331.9	5,656.3

DIVIDEND DECLARED PER SHARE
A and H Shares	0.22	0.20	0.17	0.40	0.59	0.09
ADSs	2.20	2.00	1.70	4.00	5.9	0.9

(1)	In this annual report, business taxes and surcharges have been reclassified as corresponding costs of each category of revenue to provide a more appropriate presentation. The same adjustments have been made to the corresponding prior year. The reclassification has no impact on the overall results of the Group. The attention of Shareholders and potential investors is drawn to such adjustments. For details, please see Note 2 of the consolidated financial statements attached to this annual report.

Number of Shares Outstanding

The following table sets forth the number of our A Shares, H Shares and ADSs outstanding as of the dates indicated.

	As of December 31,
	2006	2007	2008	2009	2010
A Shares	2,960,000,000	2,960,000,000	2,960,000,000	2,960,000,000	2,960,000,000
H Shares	1,958,400,000	1,958,400,000	1,958,400,000	1,958,400,000	1,958,400,000
ADSs	5,461,179	3,338,368	18,919,105	19,403,533	19,744,158

Exchange Rate Information

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we use in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve H.10 Statistical Release.

Period	Period End	Average(1)	High	Low
	(expressed in RMB per US$)
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
October	6.6707	6.6678	6.6912	6.6397
November	6.6670	6.6538	6.6892	6.6330
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April	6.4900	6.5224	6.5477	6.4900
May	6.4786	6.4957	6.5073	6.4786
June (through June 17, 2011)	6.4700	6.4785	6.4830	6.4700

(1)	Determined by averaging the rates on the last business day of each month during the respective period, except for monthly averages, which are determined by averaging the rates on each business day of the month.

On June 17, 2011, the noon buying rate was US$1.00 = RMB6.4700.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business, financial condition and results of operations are subject to various changing business, competitive, economic, political and social conditions in China and worldwide. In addition to the factors discussed elsewhere in this annual report, the following are some of the important factors that could cause our actual results to differ materially from those projected in any forward-looking statements.

Our business and profitability are affected by global economic conditions.

The coal industry depends on general economic conditions, including the strength of global and local economies. In 2008 and 2009, the economies of the United States, Europe and certain countries in Asia experienced a severe and prolonged recession and China experienced a slowdown in overall economic growth, which led to a reduction in economic activity. In 2010, the average selling price of coal in the PRC experienced fluctuations due to global and local economic conditions. In spite of certain policies and initiatives implemented by the PRC government to alternately stimulate, and then moderate economic conditions, we cannot assure you that another recession would not occur or that a decline in overall economic conditions would not recur in the future. In the event of such a recession or decline in economic conditions, whether globally, locally in the PRC or in our major markets, our business and profitability may be adversely affected. We cannot assure you that the PRC government will not implement tightening policies to manage the growth of the economy or to control an overheated economy in the future, which may in turn affect coal prices. In the event that this occurs, our business and profitability may be materially and adversely affected.

Our business and results of operations depend on the volatile domestic and international coal markets.

As we derive a substantial portion of our revenue from sales of coal, our business and operating results depend upon supply and demand for coal in the domestic and international coal markets. The prices of coal have been historically volatile and fluctuate in response to general economic conditions, supply and demand and the level of global inventories. From the fourth quarter of 2008 through early 2009, the demand for coal decreased significantly as a result of the global financial crisis. Since 2009, demand for coal in China and worldwide, along with coal prices, has substantially recovered. The average selling price of our coal products was RMB663.9, RMB529.2 and RMB663.5 per tonne in 2008, 2009 and 2010, respectively. However, we cannot assure you that demand for and prices of coal will not decline again, the occurrence of which may adversely affect our results of operations.

Global coal demand correlates strongly with the global economy and the performance of coal-consuming industries, including the power generation, chemical, metallurgy and construction materials industries. In addition, the availability and prices of alternative energy sources to coal, as well as international shipping costs, also affect coal demand. Coal supply, on the other hand, is primarily affected by the geographical location of coal reserves, transportation capacity, the level of domestic and international coal supplies and the type, quality and price of coal from other producers. Developments in the international coal market may adversely affect our overseas sales, which we expect to increase following the expansion of our Australian operations. A significant increase in global coal supply or reduction in demand for coal from key consuming industries may decrease coal prices, which in turn may reduce our profitability and adversely affect our business and results of operations.

Our business is dependent on short-term sales contracts and letters of intent.

In 2008, 2009 and 2010, the majority of our sales income (the invoiced amount of coal sold net of returns and discounts) of coal was derived from short-term sales contracts or letters of intent. These sales contracts and letters of intent generally specify the quantity and delivery schedule of purchases for a term generally not exceeding one year. If we experience a weak coal pricing environment that results in a decline in coal prices at the time of actual sale, our revenue and profitability would be reduced.

Historically, our customers have performed a significant majority of their purchase obligations under the sales contracts and letters of intent with us. However, a significant increase in the proportion of unperformed sales contracts and letters of intent or unrealized sales could have a material adverse impact on our results of operations if we are not able to locate alternative purchasers at the similar level of profitability. Furthermore, any changes in the cost or availability of labor, raw materials or transportation or volatility in foreign exchange rates during the period between the formation and performance of these sales contracts and letters of intent may adversely affect our ability to perform our contractual obligations or our profitability.

Our products may be subject to governmental price control measures, which may adversely affect our profitability.

Although the PRC government has implemented measures to overhaul historical price and supply controls and continues to support the development of a market-orientated PRC coal market, it may intervene in the domestic coal market from time to time through the use of macroeconomic measures to stabilize the market and achieve national social and economic goals. For example, the State Council of China and the NDRC published announcements in November and December 2010, respectively, imposing price caps on coal sold pursuant to key thermal coal supply agreements imposed with reference to the coal prices of the agreements entered into by the relevant enterprises in 2010. Such price caps were reemphasized by the NDRC in announcements issued in April 2011. These price-intervention measures may limit the degree of control we have over certain aspects of our business and may have a negative impact on our operations, pricing and profitability.

We rely on the PRC national railway system to deliver our products.

We rely on the PRC national railway system, as well as our railway network, to deliver coal to customers. We generated approximately 33.6%, 32.1% and 22.7% of our sales income (the invoiced amount of coal sold net of returns and discounts) of coal products sold and transported on the PRC state-owned railway system (exclusive of coal transported on our own railway network) in 2008, 2009 and 2010, respectively. Although the PRC government has taken steps to upgrade and expand the national railway system, its current capacity is not sufficient to meet the entire domestic coal transportation requirement. Even though our domestic customers are mainly located in Eastern China, where the railway system is relatively more developed than other regions of China, our ability to deliver coal is still restricted by the transportation capacity. In addition to railway transportation, we use major coal shipping ports along the coast of China to deliver coal to customers located along the coastal regions of China. However, we cannot assure you that we will be able to continue securing sufficient railway and port capacity to deliver our coal or that we will not experience any material delivery delays or substantial increases in transportation costs as a result of insufficient railway capacity. For details about our sales income of coal, please refer to “Item 5. Operating and Financial Review and Prospects — Coal Business”.

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

We may not be able to maintain our competitiveness if changes or developments in the market weaken our existing competitive advantages. We cannot assure you that efforts taken by our competitors to improve the quality of their coal will not erode the quality advantage we have over them. Continual improvements in China’s transportation infrastructure, particularly the national railway transportation network, may diminish our proximity advantage of being located in Eastern China, the region with the highest coal demand in the PRC. Our principal competitors are located predominately in Shanxi Province, Shaanxi Province and the Inner Mongolia Autonomous Region, where there have been occasional rail capacity shortages and the costs of transporting coal to Eastern China are more significant. However, the PRC government has constructed and plans to continue constructing additional railways to transport coal from northern and northwestern China to Eastern China. The completion of these railway projects may increase the supply of coal to customers in Eastern China, increasing the effective supply of coal, which may have a material adverse impact on our results of operations.

Our results of operations depend on our ability to continue acquiring or developing suitable coal reserves.

The recoverable coal reserves in our existing mines decline as we produce coal. Due to the limitation on our ability to significantly increase our production capacity at existing mines, such as Jining II Coal Mine, Jining III Coal Mine and Tianchi Coal Mine, the increase in our coal production depends on the coal reserves we developed recently or will develop in the future, as well as our newly acquired coal resources.

We acquired the mining rights of Zhaolou Coal Mine through Heze Nenghua in May 2008, and commenced production at Zhaolou Coal Mine in December 2009. On December 23, 2009, we completed the acquisition of the entire equity interest in Felix, which had an equity interest in three operational mines and three exploratory mines. In December 2009, we established Ordos Neng Hua to manage our investments in the Inner Mongolia Autonomous Region, including a coal mining project. In 2010, Ordos Neng Hua acquired a 100% equity interest in a 600,000 tonnes methanol project. We acquired the entire assets of Anyuan Coal Mine in December 2010, which has commenced production in early 2011. We also obtained a 61% equity interest in Haosheng Company as of the date of this annual report. We are also in the process of establishing an associate company for a coal mining project in Yushuwan, Shaanxi Province. For more information about the development and acquisition of our coal resources, please refer to “Item 4. Information on the Company — History and Development of Our Company” in this annual report.

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

Our operations are subject to certain risks inherent in underground mining, which may affect the safety of our workforce or cost of producing coal, including, without limitation, roof collapses, deterioration in the quality or variations in the thickness of coal seams, minewater discharge, explosions from methane gas or coal dust, ground falls and other mining hazards. Additionally, we are exposed to operational risks associated with industrial or engineering activities, such as maintenance problems or equipment failures. Although we conduct geological assessments on mining conditions and adapt our mining plans to the mining conditions at each mine, we cannot assure you that adverse mining conditions would not endanger our workforce, increase our production costs, reduce our coal output or temporarily suspend our operations. The occurrence of any of the foregoing events or conditions would have a material adverse impact on our business and results of operations.

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

In 2010, approximately RMB693.7 million of our provisions for land subsidence, restoration, rehabilitation and environmental protection was expensed. The provision for land subsidence, restoration, rehabilitation and environmental costs is determined by our Directors based on estimations on various factors, including past occurrences of land subsidence. However, the provisions that we make are only estimates and may be adjusted to reflect the actual effects of our mining activities on the land above and surrounding our mining sites. Therefore, there can be no assurance that such estimates will be accurate or that our land subsidence, restoration, rehabilitation and environmental costs will not substantially increase in the future or that the PRC government will not impose new fees or change the basis of calculating compensation and reclamation costs in respect of land subsidence, the occurrence of any of which could increase our costs and have a material adverse effect on our results of operations.

PRC quotas for coal exports may adversely affect the level of our coal export sales.

Our export sales conducted from China (not including the sales by Yancoal Australia) accounted for approximately 0.9%, 0.3% and 0.03% of our sales income of coal in 2008, 2009 and 2010, respectively. The NDRC and the Ministry of Commerce set an annual export quota for domestic coal producers and allocate the quota among authorized coal exporters. Our export agents have historically received sufficient export quota to satisfy our export requirements. However, we are unable to predict what impact, if any, the national export quota may have on the level of our future export sales. If the national quota for coal exports is further reduced, our future export sales could be limited, which in turn could adversely affect our results of operations.

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

Our coal mining operations produce waste water, gas emissions and solid waste materials. The PRC government has tightened its enforcement of applicable laws and regulations and adopted more stringent environmental standards. Similarly, our Australian operations are subject to Australia’s stringent environmental regulations. Our budgeted amount for environmental regulatory compliance may not be sufficient, and we may need to allocate additional funds for this purpose. If we fail to comply with current or future environmental laws and regulations, we may be required to pay penalties or fines or take corrective actions, any of which may have a material adverse effect on our business, results of operations and financial condition.

In March 2011, the NDRC promulgated the main targets of resources conservation and environment protection for 2011, which set the goals to decrease the amount of energy consumed per unit of GDP by 3.5% and to reduce the emission of certain major pollutants by 1.5% in 2011 compared with that in 2010. If efforts to increase energy efficiency, control greenhouse gas emissions and enhance environmental protection result in a decrease in coal consumption, our revenue may decrease and our business may be adversely affected.

We face pricing volatility and intense competition in our methanol operations.

We entered the PRC methanol market and commenced production of coal-based methanol at Tianhao Chemicals and Yulin Nenghua in September 2008 and August 2009, respectively. The methanol business is a cyclical and competitive commodity industry with dynamic supply and demand fundamentals. From 2006 to 2010, the domestic methanol industry suffered from significant overcapacity following a period of rapid expansion and increased investment, which were stimulated by speculation on the development of methanol downstream applications and the overheated coal chemical industry. Stagnation in market demand for methanol as a result of difficulty in promoting the utilization of methanol downstream products caused the over capacity issue to further deteriorate. We expect methanol prices in domestic market to remain sluggish due to the above mentioned conditions. In March 2011, the PRC benchmark methanol price increased to RMB2,670 per tonne from RMB2,590 per tonne in March 2010, representing a 3.1% increase.

We expect our methanol prices to be affected by a number of factors, including, without limitation:

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

As of the end of 2010, we had a total methanol production capacity of 700,000 tonnes. As with developing any new business, we may not optimize the utilization of our new facilities as planned. For example, Tianhao Chemicals has not been able to procure a steady supply of key raw material from its sole supplier of coke oven waste gas and has not been able to maintain steady operations as of the date of this annual report, which significantly curtailed its production in 2010.

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

We generated RMB185.5 million of revenue from electric power sales, which represented approximately 0.5% of our total revenue in 2010. The majority of electricity that we produced was for our internal use and we sold the remaining portion to external customers. To the extent that we do sell electricity, any decrease in the government-set grid power prices, the price at which power grid operators purchase electricity from power plants, including our power plants, may reduce our profitability and adversely affect our results of operations.

The operation of coal-fired power plants is subject to increasingly stringent emission standards of the PRC government, in particular, the resources conservation and environmental protection standards for 2011 set forth by the NDRC, which stipulated the standards for air pollutant emissions for the power plants. As a result, our compliance costs will likely increase and the profitability of our electric power business may be reduced.

We are exposed to fluctuations in exchange rates and interest rates.

We mainly face risks relating to RMB fluctuations and risks stemming from exchange rate fluctuations between the Australian dollar and U.S. dollar. China has adopted a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand with reference to a basket of currencies. The primary effect of exchange rate fluctuations on us is due to our exports denominated in U.S. dollars and Australian dollars. As a result, exchange rate fluctuations can affect our export sales. In addition, exchange rate fluctuations can result in exchange losses on our foreign currency deposits and loans. As of December 31, 2010, the exchange rate for the Australian dollar against the U.S. dollar was 1.0163 (A$1.00 = US$1.0163), compared with A$1.00 = US$0.8985 as of December 31, 2009. Yancoal Australia recorded an exchange gain of RMB2,688.2 million during the reporting period. Exchange rate fluctuations can affect our cost of imported equipment and components.

To manage uncertainty in our revenue stream and capital expenditures caused by exchange rate fluctuations, we have entered into forward foreign exchange contracts to sell or purchase specified amounts of foreign currencies at stipulated exchange rates. We have also entered into interest rate swap contracts with banks to hedge a portion of our variable interest rate borrowings. As of December 31, 2010, the fair value of our derivative assets in respect of our foreign exchange contracts was RMB239.5 million, compared with the fair value of our derivative liabilities in respect of our forward contracts and interest rate swap contracts of approximately RMB166.2 million. See “Item 11. Quantitative and Qualitative Disclosures about Market Risks — Foreign Currency Exchange Rate Risk” for details on our hedging activities. We cannot assure you that our hedging arrangements will remain effective or that our results of operations will be not negatively affected by fluctuations in exchange rates or interest rates.

Our substantial indebtedness could adversely affect our business, financial condition and results of operations.

As of December 31, 2010, we had approximately RMB23,015.8 million in bank borrowings, of which approximately RMB614.9 million is due within a year, approximately RMB22,356.8 million is due after one year but within five years and approximately RMB44.0 million is due after more than five years. This level of debt could have significant consequences on our operations, including:

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

In addition, Yancoal Australia obtained a syndicated loan amounting to approximately US$3,040.0 million attributable to the Felix acquisition in December 2009, which is guaranteed by us and secured by a counter guarantee from Yankuang Group. Failure by us to satisfy our repayment obligations could result in an event of a default that, if not cured or waived, could have a material adverse effect on us.

If we are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure our debt, sell assets, reduce or delay capital investments, or seek to raise additional capital. If we are unable to implement one or more of these alternatives, our results of operations and financial condition may be materially and adversely affected.

The operations of our Controlling Shareholder have a significant impact on us.

As of December 31, 2010, our Controlling Shareholder, the Yankuang Group, owned 52.86% of our outstanding shares and exerts significant influence over us. We may continue to enter into a number of connected transactions with the Yankuang Group. Pursuant to the regulations of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on continuing connected transactions, we complete the necessary review and approval procedures before entering into continuing connected transactions. We have entered into five continuing connected transaction agreements with the Yankuang Group, namely the Materials Supply Agreement, Supply of Labor and Services Agreement, Pension Fund Management Agreement, Coal Products and Materials Supply Agreement and Electricity and Heat Energy Supply Agreement, each of which has a term from 2009 to 2011. In the fourth quarter of 2008, our shareholders approved the amendment and renewal of the five foregoing continuing connected agreements. On April 23, 2011, we also entered into the Finance Services Agreement with Yankuang Group Finance Company Limited, a joint venture established by the Yankuang Group, China Credit Trust Co., Ltd and us. Any material financial or operational developments experienced by the Yankuang Group that lead to the disruption of its operations or impairs its ability to perform its obligations under the agreements could materially affect our operations and future prospects.

As our Controlling Shareholder, the Yankuang Group has the ability to exercise control over the Company’s business and affairs, including, but not limited to, decisions with respect to:

•	mergers or other business combinations;

•	the acquisition or disposition of assets;

•	the issuance of any additional shares or other equity securities;

•	the timing and amount of dividend payments; and

•	the management of our Company.

Our operations are affected by a number of risks relating to the PRC.

Because a significant majority of our assets and operations are located in China, we are subject to a number of risks relating to conducting business in China, including, but not limited to, the following:

•

The central and local governments of the PRC have historically supported the development of the PRC coal industry and the continued operation of selected coal producers. A change in current policies that are favorable to us may adversely affect our ability to expand our business operations or increase our profitability.

•

Under current PRC regulatory requirements, we must obtain approval from relevant administrative authorities of the PRC government for any material capital expenditure project. Failure to obtain timely approvals for our projects may adversely affect our business plans and operating results.

•

China is still in the process of developing a comprehensive legal system. The enforcement of certain laws in China may still be subject to uncertainty. For instance, under current PRC tax laws, dividends payable to an non-PRC individual holders of shares outside the PRC are no longer exempted from PRC individual income tax and are subject to 20% individual income tax. However, this rate is still subject to adjustment in accordance with the applicable tax treaties or arrangement, pending on further confirmation from the relevant PRC authorities. Please refer to “Item 10. Additional Information — E. Taxation” for more details about this tax treatment.

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

Our coal operations in China are subject to extensive regulation by the PRC government. National governmental authorities, such as the NDRC, the Ministry of Environmental Protection, the Ministry of Land and Resources, the State Administration of Coal Mine Safety and the State Bureau of Taxation, as well as corresponding provincial and local authorities and agencies, exercise extensive control over the mining and transportation (including rail and sea transport) of coal within China.

Our operations in Australia are subject to similar laws and regulations of general application governing mining and processing, land tenure and use, environmental requirements, including site specific environmental licenses, permits and statutory authorizations, workplace health and safety, trade and export, competition, access to infrastructure, foreign investment and taxation. These regulations may be implemented by various federal and state government departments and authorities including the Department of Resources, Energy and Tourism, the Department of Environment, Water, Heritage and the Arts and the National Native Title Tribunal.

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

        As a result of the foregoing regulation, our ability to execute our business strategies or to carry out or expand our business operations may be restricted. We may experience substantial delays in obtaining regulatory approvals, permits and licenses for our business operations. Our business may also be adversely affected by future changes in PRC or Australian regulations and policies that affect the coal industry. The adoption of new legislation or regulations, or the new interpretation of existing legislation or regulations, may materially and adversely affect our operations, our cost structure or product demand. The occurrence of any of the foregoing may cause us to substantially change our existing operations or incur significant compliance costs. For example, the Australia federal government announced proposals to implement a 40% Resource Super Profits Tax generated from non-renewable resources by mining companies, which is currently scheduled to come into effect on July 1, 2012. The tax payable of coal producers will increase substantially should this tax proposal become effective. The newly elected prime minister of Australia, Julia Gillard, later announced certain modifications to the Resource Super Profits Tax proposal, including, without limitation, reducing the number of affected companies, decreasing the applicable tax rate and increasing the range of tax credit available to mining companies. Notwithstanding the substantial modifications, the new tax proposal will still increase the taxation obligation of coal producers. In addition, we are subject to various uncertainties in relation to the foregoing tax proposal which has not yet been approved by the Australian government, including, without limitation, the final arrangement and the time of implementation. We expect the implementation of the foregoing tax proposal will have a material adverse effect to the profitability of our operations in Australia.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of our Company

Yanzhou Coal Mining Company Limited was established on September 25, 1997 as a joint stock company with limited liability under the Company Law of the PRC (the “Company Law”). The predecessor of our Company, Yanzhou Mining Bureau, was established in 1976. With the approval of the former State Economic and Trade Commission and the former Ministry of Coal Industry in 1996, the predecessor was incorporated under the name Yanzhou Mining (Group) Corporation Limited and subsequently renamed Yankuang Group Corporation Limited after undergoing a reorganization in 1999.

In 1999, the Minister of Foreign Trade and Economic Cooperation, the predecessor of the Ministry of Commerce, approved our conversion into a Sino-foreign joint stock company with limited liability under the Company Law and the Sino-Foreign Joint Venture Law of the PRC.

Our contact information is:

• Business address	:	298 South Fushan Road
Zoucheng, Shandong Province
People’s Republic of China (273500)

• Telephone number	:	(86) 537 538 2319

• Website	:	http://www.yanzhoucoal.com.cn

Establishment of Ordos Neng Hua and Acquisition of Coal Chemical Project

We established Ordos Neng Hua in the Inner Mongolia Autonomous Region in December, 2009. Ordos Neng Hua will act as our investment management platform for coal mining, coal chemicals and a coal power project in Inner Mongolia. As of the date of this annual report, the registered capital of Ordos Neng Hua was RMB3.1 billion.

Subsequently, the Company and Ordos Neng Hua successively completed the following related acquisitions: acquisition of 100% of the equity interests in a 600,000-tonne methanol project, the acquisition of a 61% equity interest in Haosheng Company, the acquisition of the entire assets of Anyuan Coal Mine and obtaining the mining rights of Zhuan Longwan coal mine field through public bidding. These acquisitions should assist us in acquiring coal resources in Ordos City, further participating in coal resources development in the Inner Mongolia Autonomous Region and enhancing the sustainable development ability and core competitiveness of the Company.

Acquisition of 100% equity interest in the 600,000-tonne methanol project

Pursuant to approval granted at the general manager working meeting held on December 1, 2009, Ordos Neng Hua acquired 100% of the equity interests held by Kingboard Chemical Holdings Limited in Inner Mongolia Rongxin Chemicals Co., Ltd, Inner Mongolia Daxin Industrial Gas Co., Ltd and Inner Mongolia Yize Mining Investment Co., Ltd, for a consideration of RMB190 million out of its own resources. The relevant procedures for the share ownership transfer procedures were completed on April 16, 2010. The above companies are responsible for the establishment of the first phase of the 600,000-tonne methanol project.

Acquisition of Inner Mongolia Haosheng Coal Mining Company Limited

Currently, Haosheng Company is primarily responsible for the approval application for the mining project and the grant of the mining rights of Shilawusu Coal Mine field Project in the Inner Mongolia Dongsheng Coal Field.

Pursuant to approval granted at the fifteenth meeting of the fourth session of the Board held on August 20, 2010, we entered into the equity transfer agreement of Haosheng Company and its supplementary agreement on September 6, 2010 and October 19, 2010, respectively. Under such agreements, we acquired 51% of equity interests in Haosheng Company originally held by Shanghai Huayi (Group) Company (“Huayi”), Ordos Jinchengtai Chemical Co., Ltd (“Jinchengtai”) and Shandong Jiutai Chemical Industrial Technology Company Limited (“Jiutai Technology”) in Haosheng Company for a consideration of approximately RMB6,649 million. The Company and other shareholders of Haosheng Company are obligated to inject further capital on a pro-rata basis in order to increase the registered capital from RMB50 million to RMB150 million.

The initial payment of the consideration and capital increase in Haosheng Company in a total amount of approximately RMB2,045.8 million was paid by us on October 20, 2010 and the share ownership transfer procedures were completed on November 4, 2010. We are obligated to pay a second installment of approximately RMB2,659.6 million within 15 working days when any of the following requirements has been met: (i) Haosheng Company obtains the exploration rights license of Shilawusu Coal Mine field; (ii) the mining zone delineation of Shilawsu Coal Mine Zone or other applications related to mining rights have been approved by the Ministry of Land and Resources (the main body to have obtained the mining zone delineation or other mining rights must be Haosheng Company). The third installment of approximately RMB1,994.7 million shall be paid within 10 months after completion of the second payment.

As of March 31, 2011, we entered into an equity transfer agreement of Haosheng Company with Ordos City Jiutaimanlai Coal Mining Company Limited (“Jiutaimanlai”) and Jiutai Technology to acquire 10% of the equity interests in Haosheng Company held by Jiutaimanlai and Jiutai Technology for a consideration of approximately RMB1,313.8 million. We paid the initial payment of approximately RMB394.1 million (representing 30% of the total amount) on April 7, 2011. Currently, we are processing the share ownership transfer procedures. Upon completion of the transfer, we will hold 61% of the equity interests in Haosheng Company. We are obligated to pay the second and third installments upon the same conditions as the payment arrangements in our acquisition of 51% of the equity interests.

Acquisition of Anyuan Coal Mine

Pursuant to approval granted at the general manager working meeting held on November 12, 2010, Ordos Neng Hua entered into Anyuan Coal Mine Transfer Agreement and its supplementary agreement on November 20, 2010 and January 20, 2011, respectively, to acquire the total assets of Anyuan Coal Mine for a consideration of approximately RMB1,435 million. Pursuant to the transfer agreement, Ordos Neng Hua acquired the Anyuan Coal Mine on December 1, 2010, but still subject to relevant governmental approval. Since December 1, 2010, Ordos Neng Hua owns all the coal produced and earnings derived from Anyuan Coal Mine. As of the date of this annual report, approximately RMB1,290 million has been paid by Ordos Neng Hua, and the balance of the consideration is expected to be paid in July 2011.

Anyuan Coal Mine, located in Ejin Horo Banner of Ordos City, is an underground coal mine. Anyuan Coal Mine covers an area of 9.26 km2 and with coal reserves of 40.51 million tonnes and recoverable coal reserves of 20.47 million tonnes. Its designed annual production capacity is 600,000 tonnes of raw coal. The Department of Coal Industry of Inner Mongolia Autonomous Region has approved the increase in annual production capacity of the mine to 1.2 million tonnes. Currently, its expansion and acceptance inspection procedures are in progress.

Bidding for Mining Rights of Zhuan Longwan Coal Mine Field

Pursuant to approval granted at the nineteenth meeting of the fourth session of the Board held on January 28, 2011, Ordos Neng Hua successfully bid for the mining rights of Zhuan Longwan coal mine field of Dongsheng Coal Field in Inner Mongolia Autonomous Region for a consideration of RMB7,800 million. Ordos Neng Hua paid the first installment of RMB3,120 million (representing 40% of the total consideration) on February 25, 2011. Ordos Neng Hua is obligated to pay the second installment of RMB2,340 million (representing 30% of the total consideration) in full by November 30, 2011 and the third installment of RMB2,340 million (representing 30% of the total consideration) in full by November 30, 2012.

Pursuant to the Announcement in relation to Public Auction of the Mining Rights of Zhuan Longwan Coal Mine Field of Dongsheng Coal Field issued by the Department of Land and Resources of the Inner Mongolia Autonomous Region, the coal mining field of Zhuan Longwan coal mine covers an area of 43.50 km2 and with reserves of 548 million tonnes. Extra large mines with a designed production capacity of 5 million tonnes per year can be constructed in the coal mine field.

The Department of Land and Resources of the Inner Mongolia Autonomous Region was entrusted by the Ministry of Land and Resources of the PRC to conduct the auction. At present, Ordos Neng Hua is undertaking the application procedure for the mining rights of Zhuan Longwan coal mine zone. The bidding was approved at the 2010 annual general meeting of the Company held on May 20, 2011.

Acquisition of Ashton Coal Mine Joint Venture in Australia

Pursuant to approval granted at the seventeenth meeting of the fourth session of the Board held on December 30, 2010, White Mining (NSW) Pty Limited, a wholly-owned subsidiary of Yancoal Australia, started the process of acquiring 30% of the equity interests in the Ashton Coal Mine Joint Venture originally held by Austral-Asia Coal Holdings Pty Ltd, a wholly-owned subsidiary of Singapore IMC Group, for a consideration of US$250 million. Upon the completion of this acquisition in May 2011, our ownership in the Ashton Coal Mine Joint Venture increased from 60% to 90%.

Ashton Coal Mine, located in Hunter Valley, New South Wales, Australia, consists of an open-cut coal mine and an underground coal mine, with annual designed production capacity of 5.20 million tonnes of raw coal. According to an assessment based on the Australian JORC Code, the aggregate coal reserves of Ashton Coal Mine amounted to 96.50 million tonnes. The types of coal are semi-soft coking coal and premium thermal coal with characteristics of low ash and high calorific value.

Disposal of equity interests in Minerva Coal Mine Joint Venture in Australia

Pursuant to approval granted at the seventeenth meeting of the fourth session of the Board held on December 30, 2010, Felix, a wholly-owned subsidiary of Yancoal Australia, disposed its 51% equity interests in the Minerva Coal Mine Joint Venture to Sojitz Coal Resources Pty Ltd, a wholly-owned subsidiary of Sojitz Corporation in Australia, for a consideration of A$201 million. Upon completion of the disposal, we have no interest in the Minerva Mine Coal Joint Venture.

Minerva Coal Mine, located in Bowen Basin, Queensland, is an open-cut coal mine, with annual production capacity of 2.80 million tonnes of raw coal. According to an assessment based on the Australia JORC Code, the aggregate coal resources of Minerva Coal Mine amounted to 76 million tones, with reserves of 23.6 million tonnes. The type of coal is thermal coal.

Establishment of Yankuang Group Finance Company Limited

Pursuant to approval granted at the thirteenth meeting of the third session of the Board held on August 3, 2007, we established a joint venture company, Yankuang Group Finance Company Limited (“Yankuang Finance”) on September 13, 2010, jointly with Yankuang Group and China Credit Trust Co., Ltd. The registered capital of Yankuang Finance is RMB500.0 million, of which we have contributed cash of RMB125.0 million representing 25% of the equity interest. Yankuang Finance commenced operation on November 1, 2010, with its principal business including making the bill acceptance and discount for the members and accepting deposits from and lending funds to members.

At the fourteenth meeting of the fourth session of the Board held on April 23, 2010, we entered into the Financial Services Agreement with Yankuang Finance on January 7, 2011. Under the financial service agreement, Yankuang Finance agreed to provide deposit service, loan service and miscellaneous financial services to us with transaction caps for 2010 and 2011. Pursuant to the agreement, the fees charged by Yankuang Finance for the financial services to be provided to us shall be in accordance with the relevant benchmark rates determined by the PBOC or the CBRC (if any), which shall not exceed those charged by the major commercial banks in the PRC for the same kind of financial services provided to us. The agreement also provided risk control measures on funds for both parties to secure the safety of funds.

Establishment of Shaanxi Future Energy Chemical Corp. Ltd

Pursuant to approval granted at the seventeenth meeting of the fourth session of the Board held on December 30, 2010, we established Shaanxi Future Energy Chemical Corp. Ltd (“Future Energy”) jointly with Yankuang Group and Shaanxi Yanchang Petroleum (Group) Corp. Ltd on February 25, 2011. The registered capital of Future Energy is RMB5,400 million, of which we will contribute RMB1,350 million in cash, representing an equity interest of 25%. The registered capital will be paid in full in three installments by August 2012. Future Energy will mainly engage in investment and participation in the coal liquefaction project in Shaanxi Province as well as the preparation for development of ancillary coal mines.

Increasing Investments in Ordos Neng Hua

Pursuant to approval granted at the eighteenth meeting of the fourth session of the Board held on January 17, 2011, we increased our capital investment in Ordos Neng Hua by RMB2,600 million with our own funds. On January 24, 2011, the registered capital of Ordos Neng Hua increased from RMB500 million to RMB3,100 million.

Increasing Investments in Yancoal Australia

Pursuant to approval granted at the seventeenth meeting of the fourth session of the Board held on December 30, 2010, we increased the capital investment in Yancoal Australia by A$909 million (approximately RMB5,900 million) with our own funds. Upon completion of the capital injection, our capital investment in Yancoal Australia increased from A$64 million to A$973 million. The capital increase has been approved by the Foreign Investment Review Board of Australia and the NDRC and the procedures for remitting the capital increase are currently in progress.

Capital Expenditures

Our principal source of cash in 2010 was cash generated from our operating activities and bank borrowings. Our capital expenditures in 2010 were primarily for operational capital expenditures, purchase of properties, machinery and equipment, payment of dividends, the acquisition of 51% equity interests in Haosheng Company, the acquisition of Anyuan Coal Mine and investment in Yankuang Finance.

The following table sets forth a summary of our capital expenditures in the periods indicated:

	Year Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
	(in millions)

Coal mining	1,925.3	24,086.5	3,298.0	486.5

Coal railway transportation	29.2	11.4	34.5	5.1

Electricity power and methanol	925.1	1,220.0	452.8	66.8

Undistributed items	—	—	—	—

Corporate	2.1	7.0	—	—

Total	2,881.7	25,324.9	3,785.3	558.4

Our planned capital expenditures for 2011 is approximately RMB5,103.1 million. For more information, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” in this annual report.

Potential Takeovers by Third Parties

There were no indications of any public takeover offers by third parties in respect of our common shares in 2010.

B.	Business Overview

The Company is one of the primary coal producers in China with rapidly growing coal mining operations in Australia. We primarily engage in the mining, preparation and sale of coal as well as the railway transportation of coal. In recent years, we have expanded our operations to include the production of coal chemicals and generation of electricity and heat.

The Company directly owns and operates six coal mines: Nantun, Xinglongzhuang, Baodian, Dongtan, Jining II and Jining III (collectively, the “Six Coal Mines”), which produce a substantial majority of our total coal output. As of December 31, 2010, the Six Coal Mines had an estimated collective in-place proven and probable reserve base of approximately 1,797.3 million tonnes.

Through our subsidiaries, we also hold equity interests in a number of coal mines in China and Australia. Yancoal Australia operates Austar Coal Mine, Yarrabee Coal Mine, Minerva Coal Mine, Ashton Coal Mine and Moolarben Coal Mine, which collectively hold approximately 547.3 million tonnes of recoverable coal reserves. Shanxi Nenghua operates Tianchi Coal Mine, which holds approximately 26.7 million tonnes of recoverable reserves, and Heze Nenghua operates Zhaolou Coal Mine, which holds approximately 105.0 million tonnes of recoverable reserves. Since December 1, 2010, Ordos Neng Hua operates Anyuan Coal Mine, which holds approximately 20.5 million tonnes of recoverable coal reserves.

Our main products in our coal business are thermal coal, semi-hard coking coal, semi-soft coking coal, PCI coal and  1/3 coking coal which are sold to power plants, metallurgical mills, chemical manufacturers, construction material manufacturers and fuel trading companies in Eastern China and countries such as Japan and Korea.

Coal Business

Our products consist principally of thermal coal, semi-soft coking coal and semi-hard coking coal, which are suitable for power generation and metallurgical production, respectively. The following table sets forth the specifications and principal applications of our coal products.

	Sulfur Content	Range of and Average Ash Content	Calorific Value	Washed	Principal Applications
	%	%	(megajoule/ kilogram)
The Company
No. 1 clean coal	0.44	7-8 average 7.79	26-28 average 27.84	Yes	High quality metallurgical production
No. 2 clean coal	0.49	8-9 average 8.57	26-28 average 27.57	Yes	Metallurgical production, construction, liquified coal production
No. 3 clean coal	0.53	10-11 average 10.43	26.3-26.9 average 26.63	Yes	Electricity generation and coal chemical production
Lump coal	0.48	9-14 average 9.81	25-28 average 27.86	Yes	Construction, power generation, coal for oven application
Screened raw coal	0.6	18-27 average 25.7	20-23.5 average 21.36	No	Power generation
Mixed coal	0.6	22-30 average 29.3	18-22 average 20.1	Yes	Power generation
Shanxi Nenghua
Screened raw coal	1.06	27-30, average 29	21-23, average 22.05	No	Power generation
Heze Nenghua
No. 2 clean coal	0.49	8-9, average 8.43	29.85	Yes	Metallurgical production, construction, coal slurry
Mixed coal and others	0.51	average 25.69	average 22.25	Yes	Power generation
Yancoal Australia
Semi-hard coking coal	1.30	5.0	average 33.18	Yes	Metallurgical production
Semi-soft coking coal	0.65	9.5	average 29.82	Yes	Metallurgical production, construction
PCI coal	0.7	9.5-10.5	average 30.66	Yes	Metallurgical production
Thermal coal	0.5-0.6	13.5-17.0	27.30-27.93	No	Power generation

In 2010, we produced approximately 49.4 million tonnes of raw coal, including approximately 34.3 million tonnes by the Company, approximately 12.0 million tonnes by Yancoal Australia, approximately 1.5 million tonnes by Shanxi Nenghua and approximately 1.6 million tonnes by Heze Nenghua.

We sold approximately 49.6 million tonnes of coal in 2010, which consisted of approximately 1.4 million tonnes of internal sales and approximately 48.2 million tonnes of external sales, consisting of approximately 5.4 million tonnes that we had purchased from other coal producers for resale. Our coal sales volume in 2010 increased approximately 11.6 million tonnes, or 30.6%, from 2009 primarily due to the expansion of our Australian operations. We sold approximately 44.3 million tonnes of self-produced coal, representing an increase of approximately 8.3 million tonnes or 23.1%, compared to 2009. The Company sold approximately 33.7 million tonnes of coal, representing an increase of approximately 0.3 million tonnes, or 1.0%, from 2009. Shanxi Nenghua and Heze Nenghua sold approximately 1.5 million and approximately 1.1 million tonnes of coal, respectively. Yancoal Australia sold approximately 8.0 million tonnes of coal, representing an increase of approximately 6.4 million tonnes, or 392.0%, in sales volume from 2009.

The following table sets forth our principal coal products by sales volume and sales income of coal in the indicated periods. For the purposes of the table below, the figures of sales income and sales volume include inter-segment sales.

	Year Ended December 31,
	2008		2009		2010
	Sales volume (‘000 tonnes)	Sales income (RMB in millions)	Sales volume (‘000 tonnes)	Sales income (RMB in millions)	Sales volume (‘000 tonnes)	Sales income (RMB in millions)

The Company	32,402	21,094	33,330	17,507.3	33,657	21,324.8

No. 1 clean coal	363	407	694	526.6	691	677.2

No. 2 clean coal	7,431	7,800	8,362	6,414.4	9,002	8,771.2

No. 3 clean coal	2,916	2,654	1,717	1,156	1,560	1,293.7

Lump coal	1,161	1,159	1,402	1,036.8	1,297	1,206

Screened raw coal	17,934	8,669	17,100	7,359.6	16,726	8,085.5

Mixed coal and others	2,597	404	4,055	1,013.4	4,381	1,290.7

Shanxi Nenghua	1,099	298	986	289.5	1,498	572.3

Screened raw coal	1,099	298	986	289.5	1,498	572.3

Heze Nenghua	—	—	16	8.3	1,079	833.0

No. 2 clean coal	—	—	5	4.9	546	603.2

Screened raw coal	—	—	2	1.2	119	62.6

Mixed coal and others	—	—	9	2.2	414	167.2

Yancoal Australia	1,484	1,636	1,627	1,199.3	8,022	6,210.2

Semi-hard coking coal	1,484	1,636	1,627	1,199.3	1,146	1,043.3

Semi-soft coking coal	—	—	—	—	1,279	1,202.3

PCI	—	—	—	—	2,046	1,893.8

Thermal coal	—	—	—	—	3,551	2,070.8

Externally purchased coal	2,577	1,910	2,058	1,112.5	5,378	3,990.0

Total	37,562	24,938	38,017	20,116.9	49,634	32,930.3

Sales and Marketing

A significant portion of our domestic sales in 2010 was made on the spot market, while the remainder of our coal sales were made pursuant to sales contracts. Our customers may also sign letters of intent from time to time. These sales contracts and letters of intent generally specify the quantity and delivery schedule of the coal to be purchased, generally for a term not exceeding one year. The contract price in sales contracts are the result of market-based negotiations between the contracting parties, while the contract prices for letters of intent are generally determined at the time of sale to reflect prevailing market prices.

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

Sales taxes include resource taxes imposed by Shandong and Shanxi Provinces. The applicable resource tax rate is RMB3.6 per tonne for our coal mines located in Shandong Province and RMB3.2 per tonne for our coal mines in Shanxi Province. These taxes are paid to the local tax bureau. The following table sets forth a breakdown of our sales income, which represents the invoiced amount of products sold net of returns and discounts of coal by the industry of our customers for the periods indicated. For the purposes of the table below, the figures of sales income include inter-segment sales.

	Year Ended December 31,
	2008		2009		2010
	Sales income	% of sales income	Sales income	% of sales income	Sales income	% of sales income
	(RMB in millions)		(RMB in millions)		(RMB in millions)

Power plants	7,641.1	30.6	5,845.4	29.1	7,493.8	22.8

Metallurgical mills	3,574.7	14.3	2,085.3	10.4	5,200.2	15.8

Chemical manufacturers	4,526.5	18.2	2,764.3	13.7	1,405.3	4.3

Others	9,195.6	36.9	9,421.9	46.8	18,831.0	57.2

Total	24,937.9	100.0	20,116.9	100.0	32,930.3	100.0

Our domestic coal sales are concentrated in Eastern China, particularly in Shandong Province. The following table sets forth a breakdown of sales income of coal by geographical region for the periods indicated. For the purposes of the table below, the figures of sales income include inter-segment sales.

	Year Ended December 31,
	2008		2009		2010
	Sales income	% of sales income	Sales income	% of sales income	Sales income	% of sales income
	(RMB in millions)		(RMB in millions)		(RMB in millions)

China	23,066.5	92.5	19,081.7	94.9	27,619.7	83.9

Eastern China	19,819.4	79.5	14,573.1	72.4	21,861.5	66.4

Southern China	1,246.4	5.0	340.8	1.7	251.1	0.8

Northern China	496.5	2.0	254.3	1.3	511.9	1.6

Other regions	1,504.2	6.0	3,913.4	19.5	4,995.2	15.2

Japan	1,476.1	5.9	479.8	2.4	1,920.0	5.8

South Korea	312.4	1.3	235.2	1.2	2,349.0	7.1

Australia	16.9	0.1	44.8	0.2	482.2	1.5

Others	66.0	0.3	275.4	1.4	559.3	1.7

Total	24,937.9	100.0	20,116.9	100.0	32,930.3	100.0

As of December 31, 2010, our major customers were Huadian International, Baoshan Iron & Steel Co., Ltd., Posco, Yankuang Meihua Gongxiao Co., Ltd. and Linyi Yehua Coking Co., Ltd., among which Huadian International was our largest customer. In 2008, 2009 and 2010, we sold approximately 8.8 million, 7.5 million and 9.2 million tonnes of coal, respectively, to Huadian International, which represented approximately 23.3%, 19.8% and 18.5% of our sales volume, respectively, in those years. A substantial portion of Huadian International’s coal purchases was, in turn, supplied to Zouxian Power Plant.

As of the date of this annual report, we have entered into domestic sales contracts and letters of intent to provide a total of approximately 32.4 million tonnes of coal, including contracts to sell approximately 9.0 million tonnes of coal at a tax-inclusive price of RMB571.3 per tonne, representing a decrease of approximately RMB7.0 per tonne, or 1.2%, from our average selling price in 2009. The sales price under the letters of intent will be determined at the time of sale. Yancoal Australia has entered into agreements to sell approximately 2.7 million tonnes of coal in the first quarter of 2011.

Our Company’s sales income, which represents the invoiced amount of products sold net of returns and discounts, generated from export sales (including the export sales of Yancoal Australia) as a percentage of total sales increased significantly from 6.3% in 2009 to 19.1% in 2010, reflecting the expansion of our Australian operations, whose coal is primarily destined for overseas markets. Our major overseas markets include South Korea, Japan, Australia, India and Mexico. The majority of our overseas customers are located in Asia, and South Korea is our biggest market in this region. Even though we conduct all of our export sales from the PRC through export agents, we maintain close relationships with our overseas customers.

Our sales and marketing department conducts routine customer visits and customer surveys of keep abreast of market developments, maintain customer relationships and continually improve our business. In addition, we regularly collect market information about Eastern China and other regions, which we use for business planning and execution.

Pricing

The pricing for our coal products is generally based on negotiations between the contracting parties that reflect market conditions. However, a portion of our thermal coal sales may be affected by pricing guidelines announced by the PRC government from time to time or subject to temporary price controls. See “Item 3. Key Information — D. Risk Factors — Our products may be subject to governmental price control measures, which may adversely affect our profitability.”

To price our coal products, we consider the prevailing prices in the relevant local coal markets, the grade and quality of the coal and our relationship with the purchaser. Our sales and marketing department monitors domestic and international market information, enabling us to keep abreast of pricing developments in our principal markets.

Transportation

Most of our major coal customers are located in Eastern China and our remaining domestic customers are located in Southern and Northern China. We primarily use railways and highways to transport coal and, to a lesser extent, we also ship our coal on domestic and international shipping lanes. With our private railway network, we are able to connect to the national railway system or deliver coal directly to our largest end-user customer, Zouxian Power Plant.

We also transport coal on the national railway system to ports, such as Rizhao, Qingdao and Lianyungang, from which we ship coal to customers. Rizhao port is our main port for shipping coal. We also use the Beijing-Hangzhou Grand Canal to ship coal on barges to customers located in the area serviced by the canal. In Shanxi Province, we rely on the Yangshe Railway, which intersects the Tianchi Coal Mine, and trucks to deliver coal to Hebei Province, Shandong Province and other nearby areas.

We plan to construct a privately operated railway to connect Zhaolou Coal Mine with the national railway system. Before the completion of such plan, we will rely on trucks to deliver coal from Zhaolou Coal Mine to the national railway and customers.

To transport Yancoal Australia’s coal products to Newcastle Port and Gladstone Port in Australia, we use Australia’s state railway network and private railway networks.

Mining Process

The geological characteristics of our reserves largely determine the coal mining method that we employ. We use two primary methods of mining coal: underground mining and open-pit mining.

Domestic Underground Mining Operations. Our domestic underground mining operations consist of four main steps: tunneling, coal extraction, transportation and coal preparation. The tunneling process is necessary for the construction of underground roadways, which are required for the installation of mining equipment. We conduct a majority of our tunneling using high powered headers and use this method whenever geological conditions permit. When the use of headers is not feasible, we use explosives to excavate tunnels. Coal extracted during tunneling is carried by conveyor adhesive tapes to our underground storage bunkers to be stored together with other extracted coal. Rock and other minerals produced during the excavation of roadways are separated and transported out of the mine.

The extraction process is completed by a standardized and fully mechanized longwall operation, which includes shearers that work in conjunction with conveyers to cut and transport the coal away from the longwall work-face. For coal seams up to 4.5 meters thick, we use a fully mechanized method to extract coal. Generally, for coal seams that are thicker than 4.5 meters, we add a caving method to the fully mechanized longwall mining operation, whereby coal that is beyond the reach of our shearers collapse in a controlled manner onto our conveyers as the coal support underneath it is removed by our shearers. Coal is then transported away from a longwall work-face by a series of conveyors positioned in front of and behind the system of roof supports. Roof supports provide continuous support for and protection along the length of the long-wall work-face and they also move the conveyors and shearers forward after each pass of the shearers along the work-face using horizontal hydraulic rams positioned at the base of each support. Our hydraulic roof supports are manufactured in China.

The shaft hoist system equipment that we use at most of our mines is imported. Coal is transported from the coal shaft either to a surface storage or directly to a coal preparation plant. In addition to the main coal shaft, our mines also have a service shaft and supplemental roadways and rail systems within the mines that provide a means of underground transportation for workers and equipment.

After raw coal is carried to the surface, it undergoes a mechanized selection process that separates coal from other mineral materials. A small portion of such selected coal is directly sold to customers as raw coal, and the remainder is transported to our coal preparation plants for further processing and classification. Each of the Six Coal Mines, Heze Nenghua Zhaolou Coal Mine, Austar Coal Mine, Yarrabee Coal Mine and Ashton Coal Mine has a coal preparation plant. In general, the coal-washing conducted in our coal preparation plants include a water bed washing and separation process by jig machines, a sink-and-float separation process and a final floating separation process. Most of the equipment used in our coal preparation plants is automated, enabling us to control the ash content and grade of our processed coal. The aggregate recovery rate of our coal preparation plants was 66.6%, 69.1% and 69.5% in 2008, 2009 and 2010, respectively.

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

Materials, Water and Energy Supply

The primary materials we use to conduct our coal mining and processing operations are steel to support work-faces and underground tunnels, cement for the construction of underground tunnels and ground structures and water used in our production process. We primarily procure steel principally from Jinan Iron and Steel Company Ltd., Laiwu Iron & Steel Group Corp. Ltd. and Shandong Shiheng Special Steel Group Co. Ltd. and cement from Shandong Lucheng Cement Company, Ltd. and China United Cement Taishan Co. Ltd. We procure water primarily from Yankuang Group pursuant to the Materials Supply Agreement and its supplemental agreements, and to a lesser extent, from local water companies. The price of materials is set at market rates or determined through negotiation. We believe that we have well-established, cooperative relationships with our suppliers, enabling us to secure reliable supplies of materials required in our production process. We believe that a number of alternative suppliers exist for our key materials in our coal operations and, therefore, we do not foresee any difficulty in obtaining adequate supplies.

We use significant amounts of electricity in our operations. Electricity prices in China are regulated by the government. Even though we have not experienced any material disruptions to our electricity supply in the past three years, we acquired Hua Ju Energy to secure a stable supply of energy for our Six Coal Mines and to reduce our electricity costs. In 2010, Hua Ju Energy supplied approximately 726.7 million kWh of electricity to our operations.

Quality Control

We have implemented a quality assurance program at each of our PRC coal mines to control quality throughout our coal operations from production to transportation. Utilizing advanced processing technology and management techniques, our coal preparation plants are able to separate both metal and non-metal impurities from coal. Our quality inspection division within our sales and marketing department conducts spot inspections on our coal production to maintain high quality standards.

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

Safety Control

In our PRC operations, we have implemented a safety control program to achieve the targets set in our internal guidelines for safety and risk control management and to maintain compliance with the Coal Law and the National Mining Safety Law in China. In Australia, our operations in New South Wales comply with the Coal Mine Health and Safety Act 2002 (NSW) and Occupational Health and Safety Act 2000 (NSW) and our operations in Queensland comply with the Coal Mining Safety and Health Act 1999 (QLD).

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

As a result of our safety control program, we have been able to maintain a zero fatality rate in our PRC operations since 2007 compared with the national average of 0.749 fatalities per million tonnes of coal produced in 2010 according to the State Administration of Work Safety of the PRC. In 2010, we produced approximately 37.4 million tonnes of coal and did not experience any production accidents that involved serious work injuries or death in our PRC operations. Following our acquisition of Felix in December 2009, we have been continuously reviewing and evaluating its safety control and performance. With respect to our Australian operations (inclusive of Felix) in 2010, our lost time injury frequency rate (“LTIFR”), measured as the number of lost time injuries per million man-hours worked, was 6.4 for open cut mines and 13.4 for underground mines. We had no fatalities in our Australian operations in 2010.

Environmental Protection

We are subject to PRC environmental protection laws and regulations which impose fees for the discharge of waste substances and require the payment of fines for serious pollution. PRC regulations also authorize government agencies to close any facility that fails to comply with orders to cease, or bring into compliance with relevant laws and regulations, operations that cause environmental damage. In addition, the operations of Yancoal Australia must comply with relevant Australian environmental protection laws and regulations.

According to the Provision of Labor and Services Supply Agreement that we entered into with Yankuang Group, it will provide us environmental protection services. In 2010, we paid Yankuang Group a total of RMB41.7 million for such services to reduce the effects of our operations on the environment.

Competition

The development of the PRC coal industry is characterized by a large number of small-scale enterprises and a wide geographical distribution of coal reserves. There are relatively few large-scale coal production enterprises in China.

Our primary market, the PRC domestic coal market, is characterized by numerous small-scale coal suppliers. The domestic coal market is segmented principally by geographical region, as a result of the wide geographical distribution of coal reserves. However, there are a number of large-scale coal production enterprises that dominate the domestic market. We compete principally on the basis of the availability and cost of transportation, coal quality and reliability of deliveries.

Our domestic competitors primarily include a number of coal mines located in Shanxi Province, Shaanxi Province and the Inner Mongolia Autonomous Region. Certain of our competitors from these regions have substantial reserves and favorable geological conditions. However, these competitors incur significant transportation costs when they supply to end-user customers located in Eastern China. In addition to coal mines located in Shanxi Province, Shaanxi Province and the Inner Mongolia Autonomous Region, we also compete to a certain extent with local mines located close to our customers. In addition, Shandong Energy Group Co. Ltd (“Shandong Energy”), which was established in March 2011, is our sole competitor in Shandong Province. Shandong Energy has a large-scale production capacity and marketing capability. Although we have strengths in the quality of our coal product and our sales network, we may not be able to compete effectively with Shandong Energy in this region. Our failure to compete effectively may in turn materially and adversely affect our results of operations.

We export coal mainly to South Korea, Japan, Australia, India and Mexico. With respect to export sales, we compete with certain major overseas coal mining companies, most of which are located in Australia and Indonesia.

Seasonality

Our coal business is not affected by seasonality.

Railway Transportation Business

We own and operate a railway transportation network in Jining City of Shandong Province that connects our coal mines to the national railway system and Zouxian Power Plant. As of the date of this annual report, our railway network spanned a total length of 204 kilometers. Our railway network provides us a greater degree of control over a major mode of transportation for our key product, allowing us to benefit from the synergies of having a consolidated coal operation that comprises coal production, sales and transportation.

In addition to transporting coal to support our own operations, we also offer railway transportation services to customers, including Yankuang Group. Our transport volume has remained steady in recent years. In 2010, we transported 19.7 million tonnes of coal on our railway network, representing a slight decrease of 0.16 million tonnes, or 0.8%, from 2009. We generated approximately RMB513.3 million from railway transportation services in 2010, representing an increase of RMB245.9 million, or 92.0%, from 2010 mainly due to the increase in the rates we charge to customers for railway transportation.

We have obtained ISO 9001 quality accreditation, ISO 14001 environmental management certification and GB/T19022-2003 management certification for the operation of our railway network.

Our railway network connects us to the national railway system via the Jinghu railway and Yanshi railway and provides us direct access to Huadian Power International Corporation Limited, our largest end customer. We use our railway network to provide railway transportation services for our own internal use as well as to Yankuang Group and other customers. We do not face significant competition from other railway operators. However, we compete with other ground transportation services that serve the same region as our railway network.

Coal Chemical Business

Our coal chemical business focuses on the production of methanol, a liquid commodity that can be produced from coal or natural gas. In 2010, we produced 367,000 tonnes of methanol and sold 376,000 tonnes, including inventory from the prior year. Yulin Nenghua completed its first full year of operations and produced 311,000 tonnes and sold 319,000 tonnes. Tianhao Chemicals increased production to 56,000 tonnes of methanol and sold 57,000 tonnes. As a result, we generated total revenues of approximately RMB629.3 million from our coal chemical business.

Sales and Marketing

Our coal chemical sales are made pursuant to sales contracts that we enter into from time to time with customers. We sell our methanol exclusively in China, and predominately to chemical producers in Northern and Eastern China and methanol distributors, relying on regional highways to deliver our products.

Pricing

The pricing for our methanol product is generally based on negotiation between the contracting parties, taking into consideration prevailing market prices, market conditions and the customer’s creditworthiness.

Production Process

Yulin Nenghua. Yulin Nenghua is primarily responsible for the operation of the 600,000 tonne methanol project using coal as raw material. Coal is pulverized, cleaned and then fed to a gasifier bed where it reacts with oxygen and steam. The product is synthesized into crude methanol and then purified through distillation.

Tianhao Chemicals. Tianhao Chemicals is primarily responsible for the operation of the 100,000 tonne methanol project using coke oven waste gas as the primary raw material. We reduce the sulphur contained in coke oven waste gas and then convert the treated gas into synthesis gas. The synthesis gas is further processed into crude methanol and then purified through distillation.

Materials, Water and Energy Supply

Coal and coke oven waste gas are the primary materials in our methanol production. Production at Yulin Nenghua is reliant on thermal coal, which it currently sourced from local coal mines because our adjoining Yushuwan Coal Mine has not yet been registered. We plan to source thermal coal internally once Yushuwan Coal Mine commences operations. Yulin Nenghua sources water from a local reservoir.

Production at Tianhao Chemicals is dependent on receiving coke oven waste gas from one supplier whose facility is connected to Tianhao Chemicals’ plant through transmission pipelines. This supplier was not able to provide sufficient coke oven waste gas, which in turn disrupted production at Tianhao Chemicals twice in 2010. As of the date of this annual report, we have not been able to find an alternative supplier.

Quality Control

We have implemented a series of quality control measures for our coal chemical operations to ensure product quality and have obtained AAA measurement management system, ISO 9001 quality accreditation and ISO 14001 environmental management certification in November 2009. We perform regular inspections and maintenance on our methanol plants.

Tianhao Chemicals has implemented a series of management measures in 2010, covering various areas like evaluation on quality control, environmental protection and occupational health and safety. As of the date of this annual report, the relevant certification regarding the foregoing management systems was under process.

Safety Control

For our coal chemical operations, we have implemented safety control measures in compliance with the People’s Republic of China Production Safety Law, the People’s Republic of China Regulations on the Safety Administration of Dangerous Chemicals and other safety guidelines for chemical manufacturers.

Competition

We compete with domestic methanol manufacturers in Shanxi and Shaanxi Provinces and the Inner Mongolia Autonomous Region. We expect to benefit from economies of scale as Yulin Nenghua’s 600,000 tonne methanol project achieves optimal utilization of its facilities and we further expand our coal chemical operations with the construction of Ordos Neng Hua’s methanol plant.

Seasonality

Our coal chemical operations are not affected by seasonality.

Electric Power and Heat Supply Business

As of the date of this annual report, we owned and operated eight power plants, which generate electricity for internal use and external sales. In addition, we have one power plant currently under construction. In 2010, we generated a total of 1,369.8 million kWh of electricity, of which we sold 526.6 million kWh externally and generated RMB185.6 million in revenue.

Hua Ju Energy operates coal-fired power plants whose main facilities consist of energy conversion CFB boilers and extraction and condensing steam turbines. The power plants at Hua Ju Energy have an aggregate installed capacity of 114 megawatts. In 2010, Hua Ju Energy generated 1,090.4 million kWh, of which 469.6 million kWh was sold externally.

The power plants at Yulin Nenghua and Tianhao Chemicals were established with the intention to satisfy the power demand of the methanol projects of these two entities and had an aggregate installed capacity of 84 megawatts as of the date of this annual report. With effect from January 1, 2010, the power plant at Tianhao Chemicals started to supply the electricity for our methanol projects directly. In 2010, the power plants operated by Yulin Nenghua and Tianhao Chemicals generated 212.6 million kWh and 66.86 kWh, respectively, of which, we made externals sale of 49.59 million kWh and 7.44 million kWh, respectively.

We commenced construction of the Zhaolou Coal Mine power plants for Heze Nenghua Zhaolou Coal Mine in March 2010. The integrated power plants have two phases with designed capacity of 300,000 kWh for each phase. As of the date of this annual report, only phase I was under construction. For details about Zhaolou Coal Mine power plants, please see “— D. Property, Plants and Equipment — Methanol and Cogeneration Power Plants — Zhaolou Coal Mine Power Plants”.

We commenced heat supply operations, which consist of the production and sale of heat supply following our acquisition of Hua Ju Energy. In 2010, Hua Ju Energy generated 1.27 million steam tonnes of heat energy. Although the substantial majority of heat energy produced by Hua Ju Energy is intended to be consumed internally by our coal mines, we generated net sales of RMB25.23 million from selling 0.19 million steam tonnes of heat externally.

Sales and Marketing

Although the majority of the electric power generated by our power plants is intended for our own use, in 2010 we sold 38.4% of the electric power we produced to other end-users through power grids. We consume most of the heat generated by our power plants and to a lesser extent, sell to Yankuang Group.

Pricing

The pricing and adjustments for the on-grid tariff are determined by the PRC government. The pricing of our heat products is determined in accordance with regulations set by price administration authorities.

Production Process

Yulin Nenghua. We select, break, grind and transport coal to a boiler where the coal is burned to generate steam, which is converted by steam turbines into electricity.

Tianhao Chemical. Middling is carried by belts and fuel feeding devices to fluidized-bed boiler, where the coal is burned to generate steam, which is converted by steam turbines into electricity. Tianhao Chemical owns two power plants with an installed capacity of 12MW each to satisfy the electricity demand for methanol production or even the electricity demand for the whole factory.

Hua Ju Energy. We recycle by-products of our coal mining operations, such as coal gangue and coal slurry to generate electricity. Coal gangue and coal slurry, through the conveyer belt and fuel feeding device, are fed to a CFB boiler where they are burned to generate steam, which is converted by steam turbines into electricity. The power plants of Hua Ju Energy are cogeneration systems that are able to produce heat simultaneously with power generation. Part of the steam produced in power generation is extracted from the steam turbines and via the heat supply system provided to the mining operations.

In both processes, we filter the exhaust gas that we produce and recycle the cinder for future use.

Materials, Water and Energy Supply

Our power plants are all coal-fired power plants. The power plants of Hua Ju Energy generate electricity by recycling coal gangue and coal slurry. Tianhao Chemicals and Yulin Nenghua currently source thermal coal from local coal mines.

Quality Control

Hua Ju Energy has obtained ISO 9001 quality accreditation and ISO 14001 environmental management certification since November 2003. Yulin Nenghua obtained AAA measurement management system, ISO 9001 quality accreditation and ISO 14001 environmental management certification in November 2009. Tianhao Chemicals implemented a series of internal evaluation systems and management measurement systems for quality control, environmental management and health and safety control in 2010. The management measurement system certification is being processed.

Safety Control

Safety measures for our electric power and heat supply operations were designed to meet the requirement of the Electricity Law and other related laws.

Seasonality

Our electric power operations are not affected by seasonality. Our heat supply operations are affected by seasonality and experience higher demand during winter.

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

We are principally subject to supervision and regulation by the following agencies of the PRC government:

•

the State Council, the highest level of the executive branch, which is responsible for the examination and approval of major investment projects specified in the Catalogue of Investment Projects released by the PRC government in 2004 and as amended from time to time;

•

the NDRC, which formulates and implements major policies concerning China’s economic and social development, examines and approves investment projects exceeding certain capital expenditure amounts or in specified industry sectors, including the examination and approval of foreign investment projects and formulates industrial policies and investment guidelines for natural resource industries, such as the coal industry. In addition, the NDRC administers coal export activities and export quotas jointly with the Ministry of Commerce. The NDRC is also responsible for the evaluation and implementation of the pricing mechanism that links the prices of coal and power;

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

Pricing

Until 2002, the production and pricing of coal have generally been subject to close control and supervision by the PRC government, which centrally manages the production and pricing of coal. To transition from a planned economy to market economy practices, the PRC government eliminated the state guideline for coal prices on January 1, 2002 and aimed to establish a pricing mechanism to reflect market demand.

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

To ensure the stable supply of thermal coal and reduce pricing pressure on electric power companies, NDRC issued Announcement No. 46 on June 19, 2008 to implement, from such date until December 31, 2008, temporary price caps on thermal coal. On December 3, 2008, NDRC issued the Notice Relating to the Good Preparation for Inter Provincial Coal Production Transportation Works (Fa Gai Yun Xing [2008] No. 3294), which announced the elimination of the price control measures implemented in June 2008. On December 30, 2008, NDRC issued an announcement (No. 67) to abolish the temporary price intervention measures on thermal coal, which became effective on January 1, 2009. On December 14, 2009, NDRC published the Guidance on the Improvement of Linking Up Coal Manufacture, Transportation and Demand, by allowing enterprises to choose the manner in which they transport coal. The Guidance reiterates the government’s support for the market orientation of the coal industry.

We sell our coal both on the spot market and under sales contracts and letters of intent. We set the purchase volume and schedule in a period of time (generally, within one year) in the sales contracts and letters of intent with our customers. The purchase price in the contract is set at the time of execution of contract, however, the purchase price in the letter of intent is set at the time of actual sales.

Fees and Taxes

The table below sets forth material taxes and fees that are imposed upon coal producers in China, as well as reserves which we are required to set aside.

Item	Base	Rate

Corporate income tax	Taxable income	25%

VAT	Sales revenue	17%

Business tax	Revenue from service	3% or 5%

City construction tax	Amount of VAT and business tax	7%

Education surcharge	Amount of VAT and business tax	3%

Local education surcharge	Amount of VAT and business tax	2%

Resource tax	Aggregate volume of raw coal sold or used (1)	RMB3.6 per tonne (Shandong Province)

Item	Base	Rate

Compensation for the depletion of coal resources	Revenue from coal produced by us	RMB3.2 per tonne (Shanxi Province) 1%

Price adjustment fund	Volume of raw coal produced or sales volume of merchantable coal

1. Jining City, Shandong Province: RMB8 per tonne based on volume of raw coal produced;

2. Heze City, Shandong Province:

(1) RMB1.5 per tonne for 20% of the sales volume of clean coal and RMB20 per tonne for 80% of the sales volume of clean coal;

(2) RMB1 per tonne for 20% of the sales volume of other types of coal and RMB15 per tonne for 80% of the sales volume of other types of coal.

(1)	The resource tax applicable to our coal operation in Shandong and Shanxi Provinces is calculated by multiplying the aggregate volume of raw coal sold and raw coal consumed in the production of clean coal by the applicable per tonne resource tax in the respective province.

Coal producers may be fined if they damage the environment, arable land, grasslands or forest areas. Under the Mineral Resources Law, if a mining enterprise’s mining activities result in damage to arable land, grasslands or forest areas, the mining enterprise must return the land to an arable state or plant trees or grass or take other restorative measures. The Mineral Resources Law and other applicable laws and regulations also state that anyone who causes others to suffer loss in terms of production or living standards is liable for the loss and must compensate the affected persons and remedy the situation.

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

Our company has not been authorized as a PRC coal exporter. Our coal exports are conducted through two export agents, including China National Coal Industry Import and Export Corporation, Minmetals Trading Co., Ltd.

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

The total national quotas approved for coal exports in 2009 and 2010 was 51.0 million and 25.5 million tonnes, respectively. The total national quota approved for coal export in 2011 is 38.0 million tonnes with the first 18.0 million tonnes’ quota already granted to exporters.

According to the Notice of the Customs Tariff Committee of the State Council on Revising the Tariff Rates on the Export of Aluminum Alloy, Coke and Coal (Shui Wei Hui 2008 No. 25), beginning August 20, 2008, the provisional tariff rate of coke, coking coal and soft coal will be 40%, 10%, and 10%, respectively. Export tariffs are generally passed to the purchaser. Therefore, changes in export tariffs do not directly affect us.

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

In the environmental impact statement of a construction project, the project operator must assess the pollution and environmental hazards the project is likely to produce and its impact on the ecosystem and measures for their prevention and control. The statement shall, after initial examination by the authorities in charge of the construction project, be submitted by a specified procedure to the competent department of environmental protection administration for approval. Facilities for the prevention and control of pollution must be designed, constructed and implemented simultaneously with the primary construction contemplated by a project. These facilities must be inspected by the competent environmental protection authority and determined to conform with specified requirements before they can be implemented.

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

The rehabilitation of mining sites is another priority of the PRC government. Under the Law of Land Administration of the People’s Republic of China and the Land Rehabilitation Regulations, issued by the State Council in 1988, coal producers must undertake measures to restore a mining site to its original state within a prescribed time frame if their mining activities result in damage to arable land, grassland or forest. The rehabilitated land must meet rehabilitation standards, as required by law from time to time, and may only be subsequently used upon examination and approval by the land authorities. A coal producer’s failure to comply with this requirement or its failure to return the mining site to its original state will result in the imposition of fines, rehabilitation fees and/or rejection of applications for land use rights by the local bureau of land and resources.

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

In addition, the State Administration of Work Safety issued five sets of supplemental measures: (i) the Measures for Determining Major Latent Work Safety Related Dangers in Coal Mines (for Trial Implementation); (ii) the Implementing Measures for the Detection and Elimination of Latent Dangers in Coal Mines and the Rectification and Closure of Such Mines (for Trial Implementation); (iii) the Measures for the Supervision and Inspection of Coal Mine Safety Training (for Trial Implementation); (iv) the Guiding Opinions on Persons in Charge of Coal Mines and Production and Operation Management Personnel Going into Mines as Foremen; and (v) the Measures for Rewarding the Reporting of Major Latent Work Safety Related Dangers in, and Violations of the Law by, Coal Mines (for Trial Implementation).

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

In recognition of the specialized nature of mining and mining activities, specific occupational health and safety obligations have been mandated under law and legislation that deals specifically with the coal mining industry. Mining employers, owners, directors and managers, persons in control of work places, mine managers, supervisors and employees are all subject to these duties. The Australian federal government is currently conducting a review of health and safety legislation with a view to harmonizing requirements across the country.

It is mandatory for an employer to have insurance coverage with respect to the compensation of injured workers. Similar coverage is in effect throughout Australia which is of a no fault nature and which provides for benefits up to a prescribed level. The specific benefits vary by jurisdiction, but generally include the payment of weekly compensation to an injured employee, together with payment of medical, hospital and related expenses. The injured employee may have a right to sue his or her employer for further damages if a case of negligence can be established (but on the condition that the injured employee waives his or her right to the insurance coverage).

Carbon Pollution Reduction Scheme

The Federal Labor government ratified the Kyoto Protocol in December 2007. Under the treaty, Australia has a target of restricting greenhouse gas emissions to 108% of 1990 levels during the 2008 to 2012 commitment period. The government has also committed to a 60% reduction in emissions by 2050, from 2000 levels. To assist in meeting these targets, the Australian Federal government has announced that it intends to establish a cap and emissions trading scheme by 2013, named the Carbon Pollution Reduction Scheme. This scheme will impose costs on greenhouse gas emissions that will affect our business. However, the Australian government is likely to provide some support for the coal industry for the first few years of the scheme. If the Carbon Pollution Reduction Scheme is implemented and we need to buy the credits for volume of energy greenhouse gas emissions, our revenue may decrease and our business may be adversely affected.

Foreign Investment

No specific restrictions apply in relation to foreign investment in Australia’s coal industry. However, under Australian law and the Australian government’s foreign investment policy, certain acquisitions must be notified to obtain the prior approval of the Treasurer before proceeding. These include acquisitions of substantial interests in an Australian business where the value of the business’ total assets is, or the proposal value is, above US$100.0 million. It also includes (a) proposals to establish new businesses involving a total investment of US$10.0 million or more; (b) offshore takeovers of a foreign company whose Australian subsidiaries or assets are valued at more than US$200.0 million and account for less than 50% of the target company’s global assets (different thresholds apply to U.S. investors); (c) acquisition of shares in a company or trust which holds more than 50% of its assets in Australian urban land (regardless of the value of that acquisition); and (d) all direct investments in an Australian foreign business by foreign governments or their agencies (irrespective of the size of that Australian business or value of that acquisition and made either directly or through a company that is owned 15% or more by a foreign government).

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

Coal Chemical Processing Industry

The State announced in the Coal Law its encouragement and support for coal mining enterprises and other enterprises to produce both coal and electricity, coking coal and coal chemicals. The NDRC issued the Notice of Strengthening the Administration of Coal Chemical Processing Industry and Improving the Healthy Development of the Industry, which was aimed at strengthening the coal chemical processing industry through the promotion of transportation safety, risk prevention and management standardization. According to the Enterprise Income Tax Law and its implementation regulations, enterprises that produce products using resources encouraged by industrial policies of the State are eligible for preferential tax treatment. If an enterprise uses any of the materials that are listed in the Catalogue of Income Tax Preference for Enterprises of Comprehensive Utilization of Resources as a major raw material in its product, the total income derived from such product for tax purposes will be reduced by 90%. Coke oven waste gas, one of the primary raw materials at one of our methanol production facilities, is one of the materials listed in the catalogue.

C.	Organizational Structure

As of December 31, 2010, our Company consisted of 18 departments, namely the Secretariat of the Board of Directors, Audit Department of the Board of Directors, Department of Coordination, Department of Human Resources, Department of Financial, Planning and Management Department, Information Management Department, Enterprise Development Department, Risk Management Department, General Control Center, Department of Production Technology, Department of Safety Inspection, Electrical Engineering and Power Department, Ventilation and Dust Elimination Department, Geological Survey Department, Office of Community Relationship, Technical Center and Overseas Management Department.

The diagram below sets forth our organizational structure as of December 31, 2010:

H Shareholders
Controlling Shareholder
A Shareholders
39.82%
52.86%
7.32%
The Company
Controlled entities
Wholly owned subsidiaries
Wholly owned coal mines and operations
95.14%
52.38%
92.00%
98.33%
Shandong Hua Ju Energy Co., Limited
Zhongyan Trading Co., Ltd. of Qingdao
Shandong Yanmei Shipping Co., Ltd.
Yanmei Heze Nenghua Company Limited
Yanzhou Coal Yulin Nenghua Company Limited
Yanzhou Coal Shanxi Nenghua Company Limited
Yanzhou Coal Ordos Neng Hua Company Limited
Yancoal Australia Limited
Complex Mining Machinery Management Centre
Materials & Goods Supply Centre
Branch Company in Zhenjiang
Railway Transportation Department
Jining III Coal Mine
Jining II Coal Mine
Dongtan Coal Mine
Baodian Coal Mine
Xinglongzhuang Coal Mine
Nantun Coal Mine
100%
100%
Wanfu Coal Mine (under construction)
Zhaolou Coal Mine
100%
600,000 tonnes methanol project
99.89%
81.31%
Shanxi Tianhao Chemical Company Limited
Shanxi Heshun Tianchi Energy Company Limited
100%
Anyuan Coal Mine (ownership transfer registration under progress)
100%
600,000 tonnes methanol project (under construction)
100%
Austar Coal Mine Pty Limited
100%
100,000 tonne methanol project
100%
Tianchi Coal Mine
100%
100%
Austar Coal Mine
Felix Resources Limited
80%
Moolarben Coal Mine
60%
Ashton Coal Mine
100%
Yarrabee Coal Mine

shareholdings

production units

D.	Property, Plant and Equipment

Real Property and Leasehold Property

As of December 31, 2010, the net book value of our property, plant and equipment was RMB19,874.6 million. The properties for which we own land use rights in China occupy an area of approximately 7.2 million square meters, while the coalfields to which we possess mining rights in Australia occupy an area of approximately 1,035.7 million square meters. Under PRC law, our land use rights for properties in China are granted for 50 years commencing from the respective grant dates of such land use rights and are freely transferable. In addition, the land ownership rights held by Yancoal Australia are held in perpetuity pursuant to Australian law.

Coal Mines and Coal Production Facilities

The Six Coal Mines currently operated by us are all located in the southwestern part of Shandong Province. All of these mines are connected by our railway network, which provides direct access to our customers or indirectly through the PRC national railway or highway system. We acquired Austar Coal Mine in 2004 and subsequently acquired Shanxi Nenghua, which operates Tianchi Coal Mine, in 2006. As of the date of the annual report, we owned 98.33% of the equity interests of Heze Nenghua.

In December 2009, we acquired the entire equity interest in Felix through Yancoal Australia. Felix is a company incorporated in Australia whose principal activities include the mining, sales and exploration of coal. The major coal assets currently owned by Felix are located in New South Wales and Queensland. As of the date of this annual report, Felix had an ownership interest in the following operational coal mines: Ashton Coal Mine (consisting of an underground coal mine and an open-pit coal mine), Minerva Coal Mine, Yarrabee Coal Mine and Moolarben Coal Mine (consisting of an underground coal mine and an open-pit coal mine). Felix also holds ownership interests in three exploratory mine projects and a 15.4% equity interest in Newcastle Coal Infrastructure Group, a joint venture that is responsible for constructing and operating the third export terminal at Newcastle Port. Pursuant to approval granted the seventeenth meeting of the fourth session of the Board held on December 30, 2010, we acquired another 30% equity interest in the Ashton Coal Mine Joint Venture and disposed of a 51% equity interest in the Minerva Coal Mine Joint Venture. As of the date of the annual report, we held 90% of the equity interests in the Ashton Coal Mine Joint Venture in aggregate and held no interest in the Minerva Coal Mine Joint Venture.

Our wholly-owned subsidiary, Ordos Neng Hua, acquired Anyuan Coal Mine in December 2010. As of the date of the annual report, we were in the process of transferring the relevant certificates and registrations of Anyuan Coal Mine.

The map below shows the location of the Six Coal Mines in Shandong Province and our railway system:

The map below shows the location of Tianchi Coal Mine:

The map below shows the location of Zhaolou Coal Mine:

BEIJING
N
112°
114°
116°
118°
120°
Tianjin
BO HAI
Hebei
38°N
38°N
Shijia Zhuang
Dezhou
Dongying
HUANG HE
Zibo
Handan
JINAN
TAI'AN
36°N
36°N
Changzhi
Anyang
Hebi
Zhao Lou Coal Mine
Shandong
Yanzhou
Zouchéng (data room)
Rizhao
Hézé
Jining
Tengzhou
WEISHAN LAKE
Zaozhuang
Luoyang
Zhengzhou
Lianyungang
34°N
34°N
Xuzhou
Jiangsu
Huaiyin
Anhui
Henan
112°
114°
116°
118°
120°
Provincial boundary
Railway
Main road
0
100
200
kilometres

CHINA
Location
500km

Location of Zhao Lou Mine
Shandong Province - China

The map below shows the location of Austar Coal Mine and coal mines owned by Felix:

The map below shows the location of Anyuan Coal Mine owned by Ordos Neng Hua:

The following table sets forth information about each of the Six Coal Mines, which are directly owned and operated by the Company:

	Nantun	Xinglong- zhuang	Baodian	Dongtan	Jining II	Jining III	Total
Background data:

Commencement of construction	1966	1975	1977	1979	1989	1993	N/A

Commencement of commercial production	1973	1981	1986	1989	1997	2000	N/A

Coalfield area (square kilometers)	35.2	59.81	36.4	60.0	87.1	105.1	383.61

Reserve data:(1) (millions tonnes as of December 31, 2010)

Total in-place proven and probable reserves(1)	114.74	319.13	282.41	450.57	408.87	221.60	1,797.32

Mining recovery rate (%)	80.39	80.50	80.99	83.78	71.12	80.49	N/A

Coal preparation plant recovery rate (%)(2)	67.59	87.40	62.12	60.96	69.43	62.55	69.52

Depth of mine (meters underground)	397.0	429.2	474.7	710.0	593.0	556.0	N/A

Average thickness of main coal seam (meters)	8.60	8.29	8.81	8.41	6.78	6.20	N/A

Type of coal	thermal coal	thermal coal	thermal coal	thermal coal	thermal coal	thermal coal	N/A

Leased/owned	owned	owned	owned	owned	owned	owned	N/A

Assigned/unassigned(3)	assigned	assigned	assigned	assigned	assigned	assigned	N/A

Average calorific value (Kcal/kg)	5,572	5,881	5,890	5,586	5,467	5,412	N/A

Sulfur content (%)	0.60	0.47	0.52	0.60	0.56	0.52	N/A

Production data:(million tonnes)

Designed raw coal production capacity	2.4	3.0	3.0	4.0	4.0	5.0	21.4

Designed washing capacity	1.8	3.0	3.0	4.0	3.0	5.0	19.8

Raw coal production

2000	4.5	6.2	5.3	6.7	4.8	—	27.5

2001	4.9	6.6	6.2	7.1	4.1	5.1	34.0

2002	3.6	7.1	6.4	8.1	5.2	8.0	38.4

2003	4.7	7.0	7.3	8.2	6.0	10.1	43.3

2004	4.1	7.4	7.0	8.5	4.9	7.3	39.2

2005	4.0	6.6	5.0	7.5	4.5	7.0	34.6

2006	3.9	7.2	5.6	8.0	4.0	6.8	35.5

2007	3.9	6.8	5.8	7.6	3.4	5.3	32.8

2008	3.5	6.6	6.0	7.0	3.9	6.1	33.1

2009	3.8	6.6	5.7	7.5	3.6	6.2	33.4

2010	3.6	6.8	6.1	7.4	4.2	6.2	34.3

Cumulative raw coal production as of December 31, 2010	67.1	101.8	90.4	112.2	55.0	68.1	494.6

(1)	The above reserve data is based on the relevant information from the report of independent mining consultants and/or the operating data derived from the Company’s record. Recoverable reserves are reported after deduction of actual production volume and non-accessible reserves up to December 31, 2010. In-place reserves refer to coal in-situ prior to the deduction of pillars of support, barriers or constraints for longwall mining. Non-accessible reserves are defined as the portion of identified resources estimated to be not accessible by application of one or more accessibility factors within an area.
(2)	Coal preparation plant recovery rate refers to the wash plant recovery rate of raw coal used during the production of our clean coal products.
(3)	“Assigned” reserves refer to coal which has been committed to a particular mining complex (mine shafts, mining equipment, and plant facilities), and all coal which has been leased by the company to others. “Unassigned” reserves refer to coal which has not been committed, and which would require new mineshafts, mining equipment, or plant facilities before operations could begin on the property.

Nantun Coal Mine. Nantun is located in the southern portion of our coalfield, with coalfield area of approximately 35.2 square kilometers. Nantun began commercial production initially in 1973 with a designed annual raw coal production capacity of 2.4 million tonnes of coal. The main coal seam of Nantun is divided into two leaves. The thickness of the upper leaf averages 5.35 meters and the thickness of the lower leaf averages 3.21 meters. As of December 31, 2010, the total in-place proven and probable reserves on the main coal layer were approximately 114.7 million tonnes. At this mine, we generally use the fully-mechanized sublevel caving mining method to extract coal from the upper layer of the coal seam and use a fully-mechanized longwall system to mine the lower layer of the coal seam. As of December 31, 2010, Nantun produced coal from three work-faces.

Nantun’s coal preparation plant produces mainly No. 2 Clean Coal and employs movable-sieve jig machines and jig machines. Most of the equipment used in the Nantun coal preparation plant was manufactured in the PRC.

Xinglongzhuang Coal Mine. Xinglongzhuang is located in the northern portion of our coalfield, with coalfield area of approximately 59.8 square kilometers. Xinglongzhuang began commercial production initially in 1986 with a designed annual raw coal production capacity of 3.0 million tonnes of coal. The main coal seam of Xinglongzhuang is concentrated in one leaf with an average thickness of 8.3 meters. As of December 31, 2010, the total in-place proven and probable reserves on the main coal layer were approximately 319.1 million tonnes. At this mine, we principally use the fully-mechanized sublevel caving method to extract coal from the coal seam of Xinglongzhuang Coal Mine. Xinglongzhuang produced coal from two work-faces as of December 31, 2010.

The Xinglongzhuang coal preparation plant produces No. 1, No. 2 Clean Coal and block coal. The majority of equipment in the Xinglongzhuang coal preparation plant, including its jig machines and movable-sieve jig machines, were manufactured in the PRC while a small portion of the equipment was imported.

Baodian Coal Mine. Baodian is located in the central western portion of our coalfield, with coalfield area of approximately 36.4 square kilometers. Baodian began commercial production initially in 1986 with a designed annual raw coal production capacity of 3.0 million tonnes of coal. Certain sections of the main coal seam of Baodian are concentrated in one leaf, with an average thickness of 8.81 meters. The remaining sections are divided into two leaves with an average thickness of 5.74 meters for the upper leaf and 3.38 meters for the lower leaf. As of December 31, 2010, the total in-place proven and probable reserves on the main coal layer were approximately 282.4 million tonnes. At this mine, we generally use the fully-mechanized sublevel caving method to extract coal from the upper layer of the coal seam and use mechanized longwall faces to mine the lower layer of the coal seam. Baodian Coal Mine maintained two work-face as of December 31, 2010.

The Baodian coal preparation plant produces No. 2 Clean Coal and block coal. The majority of equipment in the Baodian coal preparation plant, including its slanted wheel, cyclones and jig machines were manufactured in the PRC.

Dongtan Coal Mine. Dongtan is located in the central eastern portion of our coalfield, with coalfield area of approximately 60.0square kilometers. Baodian began commercial production initially in 1989 with a designed annual raw coal production capacity of 4.0 million tonnes of coal. Certain sections of the main coal seam consist of one layer with an average thickness of 8.41 meters, and the remaining sections are divided into two layers, with an average thickness of 5.38 meters for the upper layer and 3.22 meters for the lower layer. As of December 31, 2010, the main coal layer held approximately 450.6 million tonnes of in-place proven and probable reserves. At this mine, we generally use the fully-mechanized sublevel caving method to extract coal from the sections of the coal seam with one layer of coal and the upper layer in the sections with two layers of coal. Dongtan Coal Mine maintained two work-faces as of December 31, 2010.

The Baodian coal preparation plant produces No. 2, No. 3 Clean Coal and block coal. The principal pieces of equipment in the Baodian coal preparation plant, including its slanted wheel, cyclones and jig machines were manufactured in the PRC.

Jining II Coal Mine. Jining II is located in the northern portion of the Jining coalfield, with coalfield area of approximately 87.1 square kilometers. Baodian began commercial production initially in 1997 with a designed annual raw coal production capacity of 4.0 million tonnes of coal. Certain sections of the main coal seam of Jining II are concentrated in one layer, with an average thickness of 6.78 meters. The remaining sections are divided into two layers, with an average thickness of 2.1 meters for the upper leaf and an average thickness of 4.68 meters for the lower leaf. As of December 31, 2010, the total in-place proven and probable reserves on the main coal layer were approximately 408.9 million tonnes. At this coal mine, we use mainly the fully-mechanized sublevel caving method to extract coal from the upper layer of the coal seam and use mechanized longwall faces to mine the lower layer of the coal seam. Jining II Coal Mine produced coal from three work-faces as of December 31, 2010.

The main equipment used in Jining II is movable-sieve jig machines and jig machines, most of which are manufactured in the PRC. The principal products of the coal preparation plant of Jining II are No. 2 Clean Coal.

Jining III Coal Mine. Jining III is located in the southern portion of the Jining coalfield and covers an area of 105.0 square kilometers. Jining III had a designed annual raw coal production capacity of 5 million tonnes in 2000. The average thickness of the main coal seam of Jining III is 6.2 meters. As of December 31, 2010, the total in-place proven and probable reserves on the main coal layer were approximately 221.6 million tonnes. The average thickness of the main coal seam of Jining III is 6.2 meters. We mainly rely on the fully-mechanized sublevel caving method to extract coal from two work-faces in Jining III Coal Mine as of December 31, 2010.

The main pieces of equipment used in Jining III are slanted wheel, cyclones and movable-sieve jig machines, which were manufactured in the PRC. The principal products of the coal preparation plant of Jining III are No. 2 and No. 3 Clean Coal. In 2010, Jining III implemented washing capacity through technical improvement.

The following table sets forth information about Tianchi Coal Mine and Zhaolou Coal Mine, our coal mines in China that are operated by subsidiaries of the Company:

	Tianchi	Zhaolou	Total

Background data:

Commencement of construction(1)	2004	2004	N/A

Commencement of commercial production(1)	2006	2009	N/A

Coalfield area (square kilometers)	20.0	143.36	163.36

Reserve data: (millions tonnes as of December 31, 2010)

Recoverable reserves(2)	26.71	105.00	131.71

Mining recovery rate (%)	80.04	78.71	N/A

Coal preparation plant recovery rate (%)(3)	N/A	69.18	N/A

Depth of mine (meters underground)	225	905	N/A

Average thickness of main coal seam (meters)	4.56	5.15	N/A

Type of coal	thermal	1/3 coking coal	N/A

Leased/owned	owned	owned	N/A

Assigned/unassigned (4)	assigned	assigned	N/A

Average calorific value (Kcal/kg)	5,177	6,937	N/A

Sulfur content (%)	0.90	0.53	N/A

Production data: (million tonnes)

Designed raw coal production capacity	1.2	3.0	4.2

Designed coal preparation input washing capacity	—	3.0	3.0

Raw coal production

2006	0.1	—	0.1

2007	1.2	—	1.2

2008	1.1	—	1.1

2009	1.0	0.04	1.04

2010	1.5	1.6	3.1

Cumulative raw coal production as of December 31, 2010	4.9	1.64	6.54

(1)	With respect to Tianchi Coal Mine, the “commencement of construction” refers to capacity expansion and technology upgrade undertaken after our 2006 acquisition; the “commencement of commercial production” refers to the resumption of production after completion of the foregoing expansion and upgrade.
(2)	Recoverable reserves refer to the amount of proven and probable reserves that can be recovered after taking into account all mining and preparation losses that occur during the processing of coal after it is mined. Our estimates of recoverable reserves are reported after deduction of actual production volume and non-accessible reserves up to December 31, 2010. Non-accessible reserves are defined as the portion of identified resources estimated to be not accessible by application of one or more accessibility factors within an area.
(3)	“Coal preparation plant recovery rate” refers to the wash plant recovery rate of raw coal used during the production of our coal products.
(4)	“Assigned” reserves refer to coal which has been committed to a particular mining complex (mine shafts, mining equipment, and plant facilities), and all coal which has been leased by the company to others. “Unassigned” reserve refers to coal which has not been committed, and which would require new mineshafts, mining equipment, or plant facilities before operations could begin on the property.

Tianchi Coal Mine. Tianchi Coal Mine is an underground mine located in Heshun County of Shanxi Province, with an area of approximately 20 square kilometers. Tianchi Coal Mine commenced commercial production in 2006 and the designed production capacity of Tianchi Coal Mine was increased to 1.2 million tonnes per annum in the same year.

Tianchi Coal Mine is operated by inclined shaft development, and it produces mostly thermal coal. The average thickness of this target coal seam is 4.56 meters. As of December 31, 2010, the total recoverable reserves of Tianchi Coal Mine were approximately 26.71 million tonnes. We principally used the longwall caving mining method to extract coal from one work-face at Tianchi Coal Mine as of December 31, 2010.

The primary piece of equipment in this system is slanted wheel, which is manufactured in China. Tianchi Coal Mine primarily produces thermal coal and block coal.

We do not employ mining contractors at Tianchi Coal Mine. The operations at Tianchi Coal Mine are powered by electricity from local power grids. We ship coal products from the Tianchi Coal Mine to Hebei Province and surrounding areas on the Yangshe Railway, the national railway network, as well as the highway network.

Zhaolou Coal Mine. Zhaolou Coal Mine is an underground longwall mine located in the central portion of Juye Coal Field in Shandong Province. Zhaolou Coal Mine covers an area of approximately 143.4 square kilometers, and is accessible by roadway and railway.

Zhaolou Coal Mine commenced commercial production in December 2009 and has a designed annual raw coal production capacity of three million tonnes. Zhaolou Coal Mine produces 1/3 coking coal. The average thickness of the main coal seam of Zhaolou Coal Mine is 5.15 meters. The total recoverable reserves of Zhaolou Coal Mine were approximately 105.0 million tonnes as of December 31, 2010. We principally used the longwall caving mining method to extract coal from the one work-face at Zhaolou Coal Mine as of December 31, 2010.

The coal preparation plant at Zhaolou Coal Mine commenced commercial production in September 2009. The main equipment used in the coal preparation plant are slanted wheel, cyclone machines and TBS separators, which are mainly produced in China. The main product of Zhaolou’s coal preparation plant is No. 2 Clean Coal.

We do not employ mining contractors at Zhaolou Coal Mine. The operations at Zhaolou Coal Mine are powered by electricity from local power grids. We ship coal products to Hebei Province and surrounding areas by trucks.

Anyuan Coal Mine. Anyuan Coal Mine is an underground longwall mine located in Yijinhuoluoqi of Ordos City in Inner Mongolia. Anyuan Coal Mine covers an area of approximately 9.26 km2 with coal reserves of approximately 41.8 million tonnes and recoverable coal reserves of approximately 24.6 million tonnes. The original designed annual raw coal production capacity of Anyuan Coal Mine was 600,000 tonnes. As of the date of the annual report, we received approval from Inner Mongolia Coal Administrative Bureau to increase the annual production capacity of Anyuan Coal Mine to 1.2 million tonnes and we were still in the process of completing the relevant administration procedures.

The transportation condition of Anyuan Coal Mine is convenient. The 213 provincial traffic way and Baoshen railway are six kilometers away in the west of the coal field. There is a road for coal transportation from east to west across the central coal field.

We acquired 100% of the equity interests of the Anyuan Coal Mine pursuant to the approval granted at the general manager working meeting held on November 12, 2010. Anyuan Coal Mine was taken over by Ordos Neng Hua on December 1, 2010. As of the date of the annual report, we were in the process of transferring the relevant certificates and registrations of Anyuan Coal Mine.

The following table sets forth information about our operational and exploratory coal mines in Australia, which are held directly or indirectly by Yancoal Australia:

	Austar	Yarrabee	Minerva	Ashton	Moolarben	Athena	Harry- brandt	Wilpeena	Total
Background data:
Commencement of construction(1)	1998	1981	2004	2003	2009	N/A	N/A	N/A	N/A
Commencement of commercial production(1)	2000	1982	2005	2004	2010	N/A	N/A	N/A	N/A
Coalfield area(2) (square kilometers)	63	62.71	15.6	19.21	17.4	782.73	40.4	34.65	1,035.7
Reserve data: (millions tonnes as of December 31, 2010)
Resources	167	171.16	76.04	437.27	701.3	53.7	97.2	27.2	1,730.87
Recoverable reserves(3)	50.9	60.29	23.61	60.8	351.7	N/A	N/A	N/A	547.3
Depth of mine (4) (meters underground)	300	N/A	N/A	190-280	N/A	N/A	N/A	N/A	N/A
Type of coal	semi-hard coking coal	PCI coal	thermal coal	semi-soft coking coal	thermal coal	thermal coal	anthracite coal	PCI coal	N/A
Leased/owned	owned	owned	owned	owned	owned	owned	owned	owned	N/A

Assigned/unassigned (5)	assigned	assigned	assigned	assigned	assigned	unassigned	unassigned	unassigned	N/A
Average calorific value (Kcal/kg)	6,196	7,300	6,500	7,100	6,650	N/A	N/A	N/A	N/A
Sulfur content (%)	1.30	0.70	0.60	0.65	0.50	N/A	N/A	N/A	N/A
Production data: (million tonnes)
Designed raw coal production capacity	3.6	3.2	2.8	5.2	16.0	N/A	N/A	N/A	30.6
Designed coal preparation input washing capacity	3.3	2.4	N/A	6.5	16.0	N/A	N/A	N/A	28.2
Raw coal production
2006	0.4	—	—	—	—	—	—	—	0.4

2007	1.6	—	—	—	—	—	—	—	1.6

2008	1.9	—	—	—	—	—	—	—	1.9

2009	1.9	—	—	—	—	—	—	—	1.9

2010	1.7	2.3	1.4	2.7	3.9	—	—	—	12.0

Cumulative raw coal production as of December 31, 2010	7.5	2.3	1.4	2.7	3.9	—	—	—	17.8

(1)	Austar Coal Mine was closed in 2003 as the result of an underground fire. We acquired Austar Coal Mine in 2004 and implemented a production expansion and technology upgrade in 2005. Austar Coal Mine resumed part or its operations in October 2006. Each of Ashton Coal Mine and Moolarben Coal Mine has an open-pit coal mine and an underground coal mine, and the “commencement of commercial production” indicates the time when the open-pit mines, the earlier of the two types of mines, commenced commercial production.
(2)	The coalfield area refers to the area of current leased land for mining, excluding the area which we own rights of prospecting on. The coalfield area of Athena, Harry-brandt and Wilpeena refer to the area which we own rights of prospecting on.
(3)	Recoverable reserves refer to the amount of proven and probable reserves that can be recovered after taking into account all mining and preparation losses that occur during the processing of coal after it is mined. Our estimates of recoverable reserves are reported after deduction of actual production volume and non-accessible reserves up to December 31, 2010. Non-accessible reserves are defined as the portion of identified resources estimated to be not accessible by application of one or more accessibility factors within an area.
(4)	Ashton Coal Mine and Moolarben Coal Mine have both the open-pit coal mine and underground coal mine. The depth of mine indicates the depth of the underground mines.
(5)	“Assigned” reserves refer to coal which has been committed to a particular mining complex (mine shafts, mining equipment, and plant facilities), and all coal which has been leased by the company to others. “Unassigned” reserve refers to coal which has not been committed, and which would require new mineshafts, mining equipment, or plant facilities before operations could begin on the property.

Austar Coal Mine. Austar Coal Mine is an underground mine located in Hunter Valley, New South Wales, Australia and is accessible by railway. Austar Coal Mine covers an area of 63.0 square kilometers. Austar Coal Mine was constructed in 1998 and commenced commercial production in 2000.

In 2003, an underground fire occurred at Austar Coal Mine when it was still owned by Southland Coal Pty Limited, resulting in the closure of the mine. On December 24, 2004, we acquired the entire interest in the Austar Coal Mine for approximately A$32.0 million from Southland Coal Pty Limited, an independent third party.

We invested approximately A$230.3 million in the reconstruction, capacity expansion and technology upgrade of Austar Coal Mine in 2005, which included funding for equipment and machinery. After we completed the foregoing investment in Austar Coal Mine, the mine resumed commercial production in October 2006.

Austar Coal Mine produces semi-hard coking coal. The average thickness of the main coal seam of Austar Coal Mine is 5.30 meters. As of December 31, 2010, the mine’s total recoverable reserves were approximately 50.9 million tonnes. We principally use the fully-mechanized caving method to extract coal from one work-face.

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

Yarrabee Coal Mine. Yarrabee Coal Mine is an open pit mine located in Bowen Basin, Queensland, Australia and is accessible by railway. Yarrabee Coal Mine covers an area of 62.7 square kilometers. The construction of Yarrabee Coal Mine started in 1981 and it commenced commercial production in 1982.

Felix wholly owns Yarrabee Coal Mine. Currently, the designed annual capacity of Yarrabee Coal Mine is 3.2 million tonnes. Yarrabee Coal Mine mainly produces PCI. The average thickness of the main coal seam of Yarrabee Coal Mine is 3.2 to 4 meters. As of December 31, 2010, the mine’s total recoverable reserves were approximately 60.29 million tonnes. We use shearers to conduct surface mining at Yarrabee Coal Mines.

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

Minerva Coal Mine. Minerva Coal Mine is an open pit mine located in Bowen Basin, Queensland, Australia and is accessible by railway. Minerva Coal Mine covers an area of approximately 15.6 square kilometers. The construction of Minerva Coal Mine started in 2004 and it commenced commercial production in 2005.

Felix holds 51% of the equity interests in Minerva Coal Mine through Proserpina Coal Pty Ltd. The designed annual capacity of Minerva Coal Mine is 2.8 million tonnes. Minerva Coal Mine mainly produces thermal coal. The average thickness of the main coal seam of Minerva Coal Mine is 0.6 to 3.2 meters. As of December 31, 2010, the mine’s total recoverable reserves were approximately 23.6 million tonnes. Pursuant to approval granted at the seventeenth meeting of the fourth session of the Board held on December 30, 2010, we disposed of 51% of the equity interests in Minerva Coal Mine Joint Venture. As of the date of the annual report, we no longer held any interest in Minerva Coal Mine.

Ashton Coal Mine. Ashton Coal Mine has both an underground mine and an open pit mine located in Hunter Valley, New South Wales, Australia and is accessible by railway. Ashton Coal Mine covers an area of approximately 19.2 square kilometers. The construction of the open-pit and underground mines of Ashton Coal Mine started in 2003 and their commercial production commenced in 2004.

Pursuant to approval granted at the seventeenth meeting of the fourth session of the Board held on December 30, 2010, we commenced the process of acquiring 30% of the equity interests in the Ashton Coal Mine Joint Venture originally held by Austral-Asia Coal Holdings Pty Ltd, a wholly-owned subsidiary of Singapore IMC Group, for a consideration of US$250 million. Upon completion of this acquisition in May 2011, our equity interests in the Ashton Coal Mine Joint Venture increased to 90% from 60%. The designed annual capacity of Ashton Coal Mine is 5.2 million tonnes. Ashton Coal Mine mainly produces semi-soft coking coal. The average thickness of the main coal seam of the open-pit mine and the underground mine of Ashton Coal Mine are 2.14 to 2.26 meters and 1.7 to 2.4 meters, respectively. As of December 31, 2010, the mine’s total recoverable reserves were approximately 60.8 million tonnes. We principally use the longwall operation to extract coal from the underground coal seam and shearers to conduct surface mining at the open-pit mine of Ashton Coal Mine.

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

Felix holds 80% of the equity interest in Moolarben Coal Mine through its subsidiary, Moolarben Coal Mines Pty Limited. The designed annual capacity of Moolarben Coal Mine is 16.0 million tonnes, of which the annual capacity of the underground mine is 4.0 million tonnes and the annual capacity of the open-pit mine is 12.0 million tonnes. Moolarben Coal Mine mainly produces thermal coal. The average thickness of the main coal seam of the open-pit mine of Moolarben Coal Mine is 5.5 to 11.66 meters. As of December 31, 2010, the mine’s total recoverable reserves were approximately 351.7 million tonnes. We principally use the longwall operation to extract coal from the underground coal seam and shearers to conduct surface mining at the open-pit mine of Moolarben Coal Mine.

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

In September 2006, the State Council approved the Implementation Plan for the Compensation System Reform Testing in relation to Deepening Coal Resources as jointly promulgated by the Finance Department, Ministry of Land and Resources and the NDRC. According to the implementation plan, enterprises that obtain mining rights as a result of state-funded exploration must pay mining right fees based on the valuation of the remaining reserves. Shandong Province is subject to this mining right fee. As of the date of this annual report, there remains uncertainty on the detailed rules of the implementation plan regarding the use of mining rights in Shandong Province. Since 2008, we have made provisions of RMB5.0 per tonne of coal extracted to cover any resource compensation fees that may arise from the mining rights of the five foregoing coal mines, in anticipation of Shandong Province’s implementation of detailed rules for resource compensation fees. For the year ended December 31, 2010, our provisions for resource compensation fees for the five mines were approximately RMB140.7 million.

Jining III Coal Mine

Pursuant to the Jining III Coal Mine Acquisition Agreement dated August 4, 2000 that we entered into with Yankuang Group, the consideration for the mining right of Jining III Coal Mine is approximately RMB132.5 million, which will be paid to Yankuang Group in ten equal interest-free annual installments commencing from 2001. During 2010, we paid RMB13.2 million to Yankuang Group. As of December 31, 2010, we had paid an aggregate of RMB132.5 million in full for the mining rights of Jining III Coal Mine.

Austar Coal Mine

We obtained an exploration license for Austar Coal Mine from the NSW Department of Primary Industries in 2005. Pursuant to the underlying Asset Sale Agreement, we are obligated to pay A$4.0 million after obtaining the exploration license to the new exploration site adjacent to the Austar Coal Mine.

Tianchi Coal Mine

We acquired Shanxi Nenghua for RMB748.3 million, of which RMB136.6 million was consideration for the mining right of Tianchi Coal Mine.

Zhaolou Coal Mine

We purchased the mining rights of Zhaolou Coal Mine for RMB747.3 million in 2008.

Anyuan Coal Mines

We acquired the entire equity interest in Anyuan Coal Mines for the consideration of approximately RMB143.5 million upon approval at the general manager working meeting held on November 12, 2010. The evaluation of the mining right for Anyuan Coal Mine is approximately RMB131.3 million.

Zhuan Longwan Coal Mine Field

Pursuant to approval granted at the nineteenth meeting of the fourth session of the Board held on January 28, 2011, Ordos Neng Hua successfully bid for the mining rights of Zhuan Longwan coal mine field of Dongsheng Coal Field in Inner Mongolia Autonomous Region for a consideration of RMB7,800 million. Ordos Neng Hua paid the first installment of RMB3,120 million (representing 40% of the total consideration) on February 25, 2011. Ordos Neng Hua is obligated to pay the second installment of RMB2,340 million (representing 30% of the total consideration) in full by November 30, 2011 and the third installment of RMB2,340 million (representing 30% of the total consideration) in full by November 30, 2012.

Felix Coal Mines

We acquired the entire equity interest in Felix for A$3,333 million in 2009. The fair market value of our attributable reserves and attributable resources was A$2,845.2 million.

Pursuant to approval granted at the seventeenth meeting of the fourth session of the Board held on December 30, 2010, Felix, a wholly-owned subsidiary of Yancoal Australia sold its 51% equity interests in Minerva Coal Mine Joint Venture to Sojitz Coal Resources Pty Ltd, an independent third party. The value of the 51% equity interest in this join venture is estimated to be between approximately A$188.0 million to A$201.0 million according to an evaluation report issued by an independent evaluator dated September 9, 2010.

Railway Assets

The assets in our railway transportation business consist of 13 diesel locomotives, 18 steam locomotives, 362 rail cars, and approximately 204 kilometers of railway tracks constructed for coal transportation that connect most of our coal mines with Yankuang Group and Zouxian Power Plant, which is located in Jining City, Shandong Province. The railway network also connects two major national railways, namely, the Beijing-Shanghai Railway and Yanzhou-Shijiugang Railway. As of December 31, 2010, our railway transportation business had approximately 3,838 employees.

Methanol and Cogeneration Power Plants

Yulin Nenghua. Yulin Nenghua, located in Yunlin City of Shanxi Province, is primarily responsible for the operation of a 600,000-tonne methanol plant and a supporting power plant with an installed capacity of 60 megawatts. The primary pieces of equipment at the methanol plant include boilers, steam turbines, air compressors and booster set, GEA air-cooler exchangers, gasifiers and gasification compressors, synthetic compressors, methanol synthetic gas cold reactor, methanol synthetic water cold reactor and propylene refrigeration compressors.

Tianhao Chemicals. Tianhao Chemicals, located in Xiaoyi City of Shanxi Province, is primarily responsible for the operation of a 100,000-tonne methanol plant and a supporting power plant. The primary pieces of equipment in the methanol plant include low pressure wet type spiral gas cabinets, coke oven gas compressors, reformers and converters.

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

Zhaolou Coal Mine Power Plants. Zhaolou Coal Mine power plants are the integrated power plants for Heze Nenghua Zhaolou Coal Mine, located in Heze city of Shandong Province. The power plants have two phases with designed capacity of 300,000 kWh for each phase. We commenced construction of phase I of the power plants in March 2010, which utilize a power generator of 300,000 kWh and a circulating fluidized bed boiler with capacity of 1,025 tonnes per hour. The main pieces of equipment used at Zhaolou Coal Mine power plants include extraction and condensing steam turbines, water hydrogen generators and CFB boilers.

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

Coal Business

We are primarily engaged in the production of coal, which involves the mining, preparation and processing of coal. Historically, our coal operations were primarily based in the PRC, but we have rapidly expanded our Australian coal operations since the fourth quarter of 2009. Our high quality coal products primarily include steam coal, which is used by power plants, and coking and pulverized coal, which is used at metallurgical mills for blast furnace injections. Our domestic customers are predominately power plants, metallurgical mills and chemical manufacturers located in the economically more developed region of Eastern China. We also export a portion of our coal from our Australian operations to international customers located in Japan, South Korea and other countries.

In 2010, we produced approximately 49.4 million tonnes of raw coal and sold approximately 49.6 million tonnes of coal, which included approximately 5.4 millions tonnes of coal that was purchased externally from third parties for trading. In 2008, 2009 and 2010, our sales income of coal was approximately RMB24,933.3 million, RMB19,947.7 million and RMB32,590.9 million, respectively, representing approximately 98.6%, 96.5% and 96.0% respectively of our total sales income. Domestic sales income of coal (excluding coal purchased externally) accounted for 83.8%, 85.9% and 66.9% and overseas sales income of coal conducted by Yancoal Australia or through export agents in China accounted for 7.3%, 6.0%, and 18.3% of our total sales income of coal during 2008, 2009 and 2010, respectively. In 2010, our inter-segment coal sales amounted to RMB339.4 million, which primarily consisted of sales to our power plants. For more information on our segment revenues, inter-segment eliminations and segment balance sheet items, see Note 6 to our financial statements.

Our invoiced amount of coal sold includes returns, discounts, sales related taxes, port fees and other fees and, in certain cases, transportation costs payable by customers. Gross sales, or sales income as used elsewhere in this annual report, of coal equals the invoiced amount of coal sold less returns and discounts. Sales taxes and other fees consist primarily of business tax paid at 5% of our revenue and city construction tax and education surcharge calculated at 7% and 3%, respectively, on the total amount of our VAT payable and business tax payable. We also pay a local resource tax based on our coal consumption at the rate of RMB3.6 per tonne in Shandong Province and RMB3.2 per tonne in Shanxi Province to the local tax bureau. For more information on our sales income of coal, see Note 7 to our financial statements.

Railway Transportation Business

We own a railway network spanning over 200 kilometers, which we use primarily to transport coal, as well as other goods upon the request of our railway transportation customers. To facilitate our production and sales of coal, we provide railway transportation services to our coal customers and Yankuang Group. The annual transport volume on our railway network has remained steady in recent years. In 2010, we transported a total of approximately 19.7 million tonnes of goods on our railway network, compared to approximately 19.9 million tonnes in 2009 and approximately 19.2 million tonnes in 2008.

We derive our railway transportation services income from the delivery of (i) coal purchased from us on an ex-mine basis, an arrangement where customers separately bear the cost of transporting the coal they purchase to a designated location, and (ii) goods other than coal that we deliver on behalf of customers who engage us exclusively for our railway transportation services. In 2010, income from our railway transportation services totaled approximately RMB513.3 million, of which inter-segment sales to our coal mining segment amounted to approximately RMB36.1 million.

Coal Chemical Business

Our coal chemical operations consist primarily of the production and sale of methanol. Yulin Nenghua’s 600,000-tonne methanol plant commenced commercial operations in August 2009. In 2010, Yulin Nenghua produced 311,000 tonnes and sold 319,000 tonnes of methanol, including inventory from the prior year, generating sales income1 of RMB523.5 million.

Production at Tianhao Chemicals’ 100,000-tonne methanol plant was adversely affected by the insufficient supply of coke oven waste gas, a key raw material that is supplied via transmission pipelines connected to the plant by its exclusive third-party supplier, which continued up to the date of the annual report. In 2010, Tianhao Chemicals produced 56,000 tonnes and sold 57,000 tonnes of methanol, including inventory from the prior year, generating sales of RMB105.8 million.

Electric Power Business

We own and operate eight power plants, which generate electric power primarily for internal use and, to a lesser extent, external sales. The cogeneration power plants operated by Hua Ju Energy are able to generate both electric power and heat. In 2010, Hua Ju Energy, Yulin Nenghua and Shanxi Nenghua generated a total of approximately 1,369.8 million kWh of electricity, of which, approximately 526.6 million kWh was sold externally. In 2010, our electric power business generated approximately RMB185.5 million in revenue.

Heat Supply Business

In 2010, Hua Ju Energy produced approximately 1.27 million steam tonnes of heat, of which we sold approximately 0.19 steam tonnes, generating sales revenue of RMB25.2 million.

The following table sets forth our income statement and the percentage of each line item to our total revenue for the periods indicated :

	2008		2009		2010
	RMB (million)%		RMB (million)%		RMB (million)%
Total revenue(1)	25,287.4	100.0	20,677.1	100.0	33,944.3	100.0
Gross sales of coal	24,933.3	98.6	19,947.7	96.5	32,590.9	96.0
Railway transportation service income	255	1.0	266	1.3	513.3	1.5
Gross sales of electric power	59.8	0.2	187.5	0.9	185.6	0.5
Gross sales of methanol	38.6	0.2	258.9	1.3	629.3	1.9
Gross sale of heat supply	—	—	15.6	0.1	25.2	0.1
Transportation costs of coal	(508.7)	(2.0)	(403.3)	(2.0)	(1,160.5)	(3.4)
Cost of sales and service provided(1)	(12,201.1)	(48.2)	(10,590.0)	(51.2)	(16,801.3)	(49.5)
Cost of electric power	(88.3)	(0.3)	(190.8)	(0.9)	(195.5)	(0.6)
Cost of methanol	(37.8)	(0.1)	(352.9)	(1.7)	(716.8)	(2.1)
Cost of heat supply	—	—	(9.7)	0.0	(12)	0.0

Gross profit	12,451	49.2	9,130.4	44.2	15,057.6	44.4
Selling, general and administrative expenses	(3,832.0)	(15.2)	(3,820.3)	(18.5)	(5,093.9)	(15.0)
Share of income (loss) of an associate	(67.4)	(0.3)	109.8	0.5	8.9	0.0
Other income	351	1.4	311.0	1.5	3,108.0	9.2
Interest expense	(38.4)	(0.2)	(45.1)	(0.2)	(603.3)	(1.8)

Profit before income taxes	8,865.2	35.1	5,685.8	27.5	12,477.3	36.8
Income taxes	(2,385.6)	(9.4)	(1,553.3)	(7.5)	(3,171.0)	(9.3)

Profit for the year	6,479.6	25.6	4,132	20.0	9,306.3	27.4

Attributable to:
Equity holders of the Company	6,488.9	25.7	4,117.3	19.9	9,281.4	27.3
Non-controlling interests	(9.3)	(0.1)	15.2	0.1	24.9	0.1

[1]

In this annual report, business taxes and surcharges have been reclassified as corresponding costs of each category of revenue to provide a more appropriate presentation. The same adjustments have been made to the corresponding year prior. The reclassification has no impact on the overall results of the Group. The attention of Shareholders and potential investors is drawn to such adjustments. For details, please see Note 2 of the consolidated financial statements attached to this annual report.

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

Total revenue

        Our total revenue in 2010 increased RMB13,267.2 million, or 64.2%, to approximately RMB33,944.3 million. Our gross sales of coal, which accounted for 96.0% of our total revenue in 2010, increased RMB12,643.2 million, or 63.4%, to approximately RMB32,590.9 million in 2010. The increase in gross sales of coal was primarily due to the increase in the average selling price and the sales volume of our coal products driven by rapidly growing market demand in 2010. In 2010, our average selling price of coal products increased approximately RMB134.3 per tonne to RMB663.5 per tonne, representing a 25.4% increase from 2009. Our sales volume of coal products increased 30.5% from approximately 38.0 million tonnes in 2009 to 49.6 million tonnes in 2010.

In 2010, the transportation volume of our railway assets was approximately 19.7 million tonnes, representing a decrease of approximately 0.16 million tonnes, or 0.8%, from 2009, primarily caused by the decrease in our internal transportation volume where we bear the transportation costs by ourselves, and partly offset by an approximate 0.98 million tonnes increase in the volume of goods to which our customers bear the transportation fees, or external transportation volume. Our railway transportation services income (income from transported volume settled on the basis of off-mine prices and special purpose railway transportation fees borne by customers) was approximately RMB513.3 million in 2010, representing an increase of RMB246.0 million, or 92.0%, from that in 2009, primarily due to an increase in the standard transportation fee from RMB0.32 per tonne kilometer to RMB0.57 per tonne kilometer, which became effective from January 1, 2010. The increase in the railway transportation services income was also attributable to an increase of 0.98 million tonnes, or 5.7%, in 2010 in the volume of goods to which our customers bear the transportation fees.

We ramped up production in our coal chemical operations and generated gross sales of methanol of approximately RMB629.3 million in 2010, representing an increase of approximately RMB370.4 million, or 143.1%, from RMB258.9 million in 2009. The increase in gross sales of methanol was mainly attributable to the increased production at Yulin Nenghua’s methanol plant, which completed its first full year of operations in 2010.

In 2010, our gross sales of electric power amounted to approximately RMB185.5 million, representing a slight decrease of approximately RMB2.0 million, or 1.1%, from 2009. Our gross sales of heat supply increased to approximately RMB25.2 million, representing an increase of approximately RMB9.6 million, or 61.3%, from 2009, mainly attributable to an increase in the sales volume.

Transportation costs of coal

Transportation costs of coal primarily consist of railway, waterway and roadway transportation costs charged by carriers who deliver our coal products to our customers. Our coal transportation costs increased by RMB757.2 million, or 187.8%, to approximately RMB1,160.5 million in 2010. The increase was primarily due to our acquisition of Felix.

Cost of sales and services provided

Our cost of sales and railway transportation services provided consists of the costs of our coal business and railway transportation business, which primarily consist of wages and employee benefits, purchases of coal from third parties for trading purposes, materials, land subsidence, restoration, rehabilitation and environmental costs, depreciation and amortization expenses and business tax and surcharges. In 2010, our total cost of sales and services provided increased RMB6,211.3 million, or 58.7%, to approximately RMB16,801.3 million.

The increase was primarily due to a RMB2,878.1 million increase in the cost of traded coal, as a result of the increase in the volume and price of coal we purchased from third parties for trading purposes. Cost of sales and service provided also increased due to a RMB1,413.4 million increase in wages and employee benefits in line with the increase in our employee headcount, and partly offset by a RMB192.8 million decrease in land subsidence, restoration, rehabilitation and environmental costs.

Cost of electric power

Our cost of electric power operations primarily consists of raw material and labor costs incurred to generate electric power. Our cost of electric power increased by RMB4.7 million to approximately RMB195.5 million in 2010, from approximately RMB190.8 million in 2009.

Cost of methanol

Our cost of methanol primarily consists of raw materials, labor costs, depreciation and other manufacturing overhead. Our production costs increased significantly from approximately RMB352.9 million in 2009 to approximately RMB716.8 million in 2010, mainly attributable to the increased production at Yulin Nenghua’s methanol plant, which completed its first full year of operations in 2010.

Cost of heat supply

The costs in our heating business primarily consist of raw materials and labor. We incurred approximately RMB12.5 million in costs for our heat supply business in 2010, representing an increase of approximately RMB2.8 million compared to approximately RMB9.7 million in 2009, reflecting the significant growth in our production volume of 50,000 steam tonnes.

Selling, general and administrative expenses

Our selling, general and administrative expenses were approximately RMB5,093.9 million in 2010, representing an increase of RMB1,273.7 million, or 33.3%, from approximately RMB3,820.2 million in 2009. Our selling, general and administrative expenses increased primarily due to a RMB687.3 million increase in distribution charges mainly caused by the increase of our operations in Australia after the acquisition of Felix. The increase in our selling, general and administrative expenses was also attributable to the increase in depreciation, repair and maintenance expenses and utilities relating to administrative buildings.

Share of income of an associate

Our share of income from our investment in Huadian Zouxian Power Generation Company Limited and Yankuang Group Finance Company Limited was approximately RMB8.9 million in 2010, compared to RMB109.8 million in 2009. This decrease was primarily a result of the decreased income of Huadian Zouxian Power Generation Company Limited due to increased thermal coal prices in 2010.

Other income

Our other income increased significantly by RMB2,797.1 million from RMB311.0 million in 2009 to RMB3,108.1 million in 2010. Our increase in other income in 2010 was primarily attributable to an exchange gain of RMB2,688.2 million mainly resulting from the appreciation of the Australian dollar against the U.S. dollar.

Interest expenses

Our interest expenses increased significantly by RMB558.2 million, from approximately RMB45.1 million in 2009 to approximately RMB603.3 million in 2010. This increase was primarily due to an increase in interest expenses on bank borrowings wholly repayable within five years from approximately RMB18.8 million in 2009 to approximately RMB594.6 million in 2010, mainly attributable to an increase of approximately RMB575.2 million of interest expense in relation to the bank loans of Yancoal Australia in relation to the acquisition of Felix in late 2009. The increase in interest expenses was partially offset by a decrease of approximately RMB11.0 million in the bills receivable discounted without recourse in 2010.

Profit before income tax

As a result of the foregoing, our profit before income taxes increased by approximately RMB6,791.5 million, or 119.4%, from approximately RMB5,685.8 million in 2009 to approximately RMB12,477.3 million in 2010.

Income tax expenses

Our income tax expenses increased by RMB1,617.7 million, or 104.2%, to approximately RMB3,171.0 million in 2010. The increase primarily reflected an increase in our taxable income.

Profit for the year

As a result, our profit for the year increased by RMB5,173.8 million, or 125.2%, from approximately RMB4,132.5 million in 2009 to approximately RMB9,306.3 million in 2010. The profit attributable to equity holders of the Company increased by RMB5,164.1 million, or 125.4%, from approximately RMB4,117.3 million in 2009 to approximately RMB9,281.4 million in 2010.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Total revenue

Our total revenue in 2009 decreased RMB4,610.3 million, or 18.2%, to approximately RMB20,677.1 million. Our gross sales of coal, which accounted for 96.5% of our revenue in 2009, decreased RMB4,985.6 million, or 20.0%, to approximately RMB19,947.7 million in 2009. The decrease in gross sales of coal was primarily due to a decrease in the average selling price of our coal products partly offset by a slight increase in sales volume. The average price of our Company’s coal products decreased 20.3% in 2009 compared with our average price in 2008 as a result of weak market conditions in China and worldwide. Our gross sales of coal decreased approximately RMB4,985.5 million, from approximately RMB24,933.3 million in 2008 to approximately RMB19,947.8 million in 2009 primarily due to the decrease in average selling price of coal in 2009. Our sales volume of coal products increased 1.2% from approximately 37.6 million tonnes in 2008 to approximately 38.0 million tonnes in 2009.

Our railway transportation services income was approximately RMB267.3 million in 2009, representing an increase of RMB11.6 million, or 4.5%, reflecting a 0.7 million tonne, or 3.7%, increase in the volume of goods transported.

We ramped up production significantly in our coal chemical operations and electric power and generated approximately RMB258.9 million and approximately RMB187.5 million from these businesses, respectively, in 2009. The increase in coal chemical sales was attributable to Yulin Nenghua’s methanol plant, which commenced production in August 2009 and generated sales income1 of approximately RMB239.6 million. The acquisition of Hua Ju Energy significantly increased our external sales of electricity, which generated revenue of approximately RMB152.1 million in 2009. We also began the production and sale of heat supply in 2009 and generated revenue of approximately 15.6 million from this new business in the same year.

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

Cost of sales and services provided

Our cost of sales and railway transportation services provided consists of the costs of our coal business and railway transportation business, which primarily consist of wages and employee benefits, purchases of coal from third parties for trading purposes, materials, land subsidence, restoration, rehabilitation and environmental costs, depreciation and amortization expenses and business tax and surcharges. In 2009, our total cost of sales and services provided decreased RMB1,611.1 million, or 13.2%, to approximately RMB10,590.0 million.

The decrease was primarily due to a decrease in land subsidence, restoration, rehabilitation and environmental costs of RMB1,541.4 million and a RMB732.8 million decrease in the amount of coal that we purchased for trading purposes, partly offset by a RMB656.8 million increase in wages and employee benefits and a RMB379.0 million increase in depreciation expenses, which is in line with our increase in plant, property and equipment.

Cost of electric power

Our cost of electric power operations primarily consists of raw material and labor costs. The year 2009 marked the first full year of operations of our electric power business, which commenced operations in September 2008. Our cost of power generation increased significantly from approximately RMB88.3 million in 2008 to approximately RMB190.8 million in 2009, primarily due to costs of RMB121.5 million associated with Hua Ju Energy’s external sales of electric power.

Cost of methanol

Our cost of methanol primarily consists of raw materials, labor costs and other manufacturing overhead. We commenced production at a 600,000-tonne methanol plant in August 2009, which increased our production capacity and volume significantly. Our cost of methanol production increased more than eightfold from approximately RMB37.8 million in 2008 to approximately RMB352.9 million in 2009, reflecting the significant growth in our production volume.

Cost of heat supply

The primary costs in our heating business consist of raw materials and labor. We incurred RMB9.7 million in costs for our heat supply business.

Selling, general and administrative expenses

Our selling, general and administrative expenses were approximately RMB3,820.2 million in 2009, representing a decrease of RMB11.8 million, or 0.3%, from approximately RMB3,832.0 million in 2008. Our selling, general and administrative expenses were reduced because we did not have any foreign exchange losses in 2009, the effects of which were offset by (i) an increase in property management fees of RMB91.7 million, (ii) an increase in depreciation of RMB53.9 million and (iii) an increase in repair and maintenance of RMB49.5 million.

Share of income of an associate

Our share of income from our investment in Huadian Zouxian Power Generation Company Limited was approximately RMB109.8 million in 2009, compared with our share of loss of approximately RMB67.4 million in 2008. Our associated company’s profitability was primarily the result of a decrease in steam coal prices in 2009.

Other income

Our other income decreased by RMB40.5 million, or 11.5%, to approximately RMB311.0 million in 2009. In 2008, we had a one-off recovery of approximately RMB132.2 million in interest income from a legal proceeding. Our decrease in other income in 2009 was partly offset by an increase in interest income from bank deposits of approximately RMB44.6 million and an increase in government grants of approximately RMB26.3 million.

Interest expenses

Our interest expenses increased by RMB6.8 million, or 17.4%, from approximately RMB38.4 million in 2008 to approximately RMB45.1 million in 2009. The increase was primarily due to an increase in interest expenses of approximately RMB13.6 million on discounted bills receivable and a decrease in interest expenses of approximately RMB6.2 million on bank borrowings.

Profit before income tax

As a result of the foregoing, our profit before income taxes decreased by RMB3,179.4 million, or 35.9%, from approximately RMB8,865.2 million in 2008 to approximately RMB5,685.8 million in 2009.

Income tax expenses

Our income tax expenses decreased by RMB832.3 million, or 34.9%, to approximately RMB1,553.3 million in 2009. The decrease primarily reflected a decrease in our taxable income.

Profit for the year

As a result, our profit for the year decreased by RMB2,347.1 million, or 36.2%, from approximately RMB6,479.6 million in 2008 to approximately RMB4,132.5 million in 2009. The profit attributable to equity holders of the Company decreased by RMB2,371.6 million, or 36.5%, from approximately RMB6,488.9 million in 2008 to approximately RMB4,117.3 million in 2009.

B.	Liquidity and Capital Resources

Our principal sources of liquidity in 2010 were bank borrowings and the cash generated from our operating activities. In 2010, we primarily utilized cash to fund the acquisition of Haosheng Company and Anyuan coal mine, investment in Yankuang Group Finance Company Limited, the payment of operating expenses, purchase of property, machinery and equipment and payment of dividends to the Shareholders.

Cash Flows

The following table sets forth a summary of our cash flow for the periods indicated:

	Year Ended December 31,
	2008	2009	2010
	(RMB’000)
Net cash from operating activities	7,095,477	6,520,131	5,399,804
Net cash used in investing activities	(2,091,489)	(24,842,938)	(5,884,355)
Net cash from (used in) financing activities	(921,668)	18,503,741	(1,360,523)
Net increase/ (decrease) in cash and cash equivalents	4,082,320	180,934	(1,845,074)
Cash and cash equivalents as of end of year	8,439,578	8,522,399	6,771,314

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

Net cash from operating activities was approximately RMB5,399.8 million in 2010 and consisted of profit before income taxes of approximately RMB12,477.3 million and adjustments for non-cash items of approximately RMB1,018.2 million, offset by negative adjustments to working capital and other activities of approximately RMB5,646.5 million. Positive adjustment for non-cash items primarily consisted of depreciation of property, plant and equipment of approximately RMB2,426.6 million, partially offset by net unrealized foreign exchange gains of approximately RMB2,180.3 million and interest income of approximately RMB187.2 million. Negative changes in working capital activities primarily consisted of (i) an increase in bills and accounts receivable of approximately RMB5,286.1 million and (ii) an increase in inventories of approximately RMB728.0 million. These decreases were partially offset by (i) an increase in movement in land subsidence, restoration, rehabilitation and environmental cost of approximately RMB838.5 million and (ii) an increase in movement in overburden cost of approximately RMB224.5 million.

Net cash from operating activities was approximately RMB6,520.1 million in 2009 and consisted of profit before income taxes of approximately RMB5,685.8 million, adjustments for non-cash items of approximately RMB1,652.3 million and positive adjustments to working capital and other activities of approximately RMB620.8 million. Positive adjustment for non-cash items primarily consisted of depreciation of property, plant and equipment of approximately RMB1,793.3 million, partially offset by interest income of approximately RMB187.6 million and our share of income of an associate of approximately RMB109.8 million. Positive changes in working capital activities primarily consisted of (i) an increase in movement in land subsidence, restoration, rehabilitation and environmental cost of approximately RMB1,109.7 million and (ii) an increase in other payables and accrued expenses of approximately RMB622.1 million. These increases were partially offset by an increase in bills and accounts receivable of approximately RMB1,416.6 million due to an increase in coal purchases settled through acceptance bills.

Net cash from operating activities was approximately RMB7,095.5 million in 2008 and consisted of profit before income taxes of approximately RMB8,865.2 million, adjustments for non-cash items of approximately RMB1,285.3 million, offset by negative adjustments to working capital and other activities of approximately RMB1,093.9 million. Positive adjustments for non-cash items primarily consisted of depreciation of property, plant and equipment of approximately RMB1,140.8 million, partially offset by interest income of approximately RMB275.2 million. Negative changes in working capital activities primarily consisted of (i) an increase in prepayments and other current assets of approximately RMB1,242.0 million, (ii) an increase in inventories of approximately RMB405.2 million, and (iii) an increase in bills and accounts receivable of approximately RMB217.0 million. These decreases were partially offset by an increase in movement in land subsidence, restoration, rehabilitation and environmental cost of approximately RMB431.3 million and an increase in bills and account payable of approximately RMB263.8 million.

Cash Flows Used in Investing Activities

Net cash used in investing activities was approximately RMB5,884.4 million in 2010. Net cash used in investing activities primarily consisted of (i) our payment of approximately RMB2,045.8 million and approximately RMB1,080.0 million as partial payments for our acquisition of Haosheng Company and Anyuan Coal Mine, (ii) our purchase of property, plant and equipment of approximately RMB3,576.1 million, (iii) an increase in restricted cash of approximately RMB874.6 million, (iv) our investment of approximately RMB125.0 million to establish Yankuang Group Finance Company Limited, partially offset by equity transfer income of approximately RMB1,147.8 million from disposal of Minerva Coal Mine.

Net cash used in investing activities was approximately RMB24,842.9 million in 2009. Net cash used in investing activities primarily consisted of (i) our acquisition of Felix for cash of approximately RMB19,558.5 million, (ii) capital expenditures of approximately RMB2,133.7 million in property, plant and equipment, (iii) an increase in term deposits of approximately RMB1,971.4 million and (iv) our purchase of equity interest in Hua Ju Energy for approximately RMB761.7 million.

Net cash used in investing activities was approximately RMB2,091.5 million in 2008. Net cash used in investing activities primarily consisted of capital expenditures of approximately RMB2,027.0 million for property, plant and equipment and approximately RMB747.3 million for our acquisition of mining rights in Zhaolou Coal Mine. Cash used in investing activities was partially offset by a decrease in other loan receivables of approximately RMB640.0 million resulting from our recovery of the principal amount of the entrusted loan that was in default and a decrease in term deposits of approximately RMB141.6 million.

Cash Flows From (Used in) Financing Activities

Net cash used in financing activities in 2010 was approximately RMB1,360.5 million and primarily consisted of cash dividend payment of approximately RMB1,229.6 million and repayments of bank borrowings of approximately RMB655.5 million, partially offset by bank borrowings of approximately RMB1,111.0 million.

Net cash from financing activities in 2009 was approximately RMB18,503.7 million and primarily consisted of bank borrowings of approximately RMB20,757.7 million that we obtained to fund the acquisition of Felix, partially offset by cash dividend payments of approximately RMB1,967.4 million.

Net cash used in financing activities in 2008 was approximately RMB921.7 million, reflecting primarily dividend payments of approximately RMB836.1 million and the repayment of bank borrowings of approximately RMB72.0 million.

Working Capital and Liabilities

We have historically maintained sufficient working capital for our operations. Our principal source of cash in 2010 was bank borrowings and cash generated from operating activities.

As of December 31, 2010, we recorded net current assets of approximately RMB14,147.5 million. Our current assets increased by RMB4,280.4 million primarily as a result of a RMB5,293.4 million, or 112.1%, increase in bills and accounts receivable and a RMB759.8 million increase in inventories. Our current liabilities decreased by RMB276.5 million from approximately RMB10,410.4 million in 2009 to approximately RMB10,133.9 million in 2010. The decrease in current liabilities was primarily due to the decrease in borrowings due within one year of RMB983.2 million and the decrease in other payables and accrued expenses of RMB620.9 million. The change in net current assets was primarily due to the increase in sales and profits during the year.

As of December 31, 2010 and 2009, we had cash and cash equivalents of approximately RMB6,771.3 million and RMB8,522.4 million, respectively. Our cash and cash equivalents primarily consist of cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions. As of December 31, 2010, our total cash and cash equivalents denominated in Renminbi amounted to approximately RMB5,122.2 million and our total cash and cash equivalents denominated in U.S. dollars, Hong Kong dollars, Australian dollars, Pound Sterling and Euro amounted to approximately RMB1,649.1 million.

We have, and in the future may continue to have, substantial debts. As of December 31, 2010, our long-term debt to equity ratio was 59.8%. The interest expenses associated with these debts may impair our future profitability. We expect that cash from operations and borrowings will be sufficient to meet our operating cash flow requirements for at least the next twelve months, although certain events that materially and adversely affect our operating results may also have a negative impact on our liquidity. In addition, we cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all.

As of December 31, 2010, our outstanding bank borrowings increased to approximately RMB23,015.8 million from approximately RMB22,509.8 million as of December 31, 2009. The following table sets forth the maturity profile of our bank borrowings as of the dates indicated:

	As of December 31,
	2009	2010
	(RMB in thousands)
Less than one year	1,598,113	614,925
One to three years	8,347,091	14,735,445
Three to five years	12,498,637	7,621,388
More than five years	66,000	44,000
Total	22,509,841	23,015,758

As of December 31, 2010, the interest rates relating to our bank borrowings ranged from 1.05% to 7.6% per annum. The interest rates for these bank borrowings are variable rates that are subject to adjustment based on the interest rates set by the PBOC, LIBOR or BBSY. As of December 31, 2010, all of our bank loans carry variable interest rates. As of the date of this annual report, our bank borrowings were denominated in Renminbi and U.S. dollars. As of December 31, 2010, our total bank loans denominated in Renminbi amounted to approximately RMB154 million, while our total bank loans denominated in U.S. dollars and Australian dollars amounted to approximately US$3,040 million and A$284 million, respectively. See Note 35 to the consolidated financial statements for more information on our borrowings. The interest expenses and exchange rate fluctuations associated with our bank borrowings may impair our future profitability.

Capital Expenditures

Our principal capital expenditures, which was incurred for the purchase and construction of property, plant and equipment decreased by RMB2,825.7 million, or 44.2%, from approximately RMB6,387.8 million in 2009 to approximately RMB3,562.1 million in 2010. The decrease were primarily due to a decrease of RMB1,628.2 million in the capital expenditure of Yancoal Australia for the purchases of property, plant and equipment, a decreased of RMB789.8 million the capital expenditure of Hua Ju Energy for the purchases of property, plant and equipment and a decrease of RMB390.3 million in capital expenditure of Heze Nenghua for the purchases of property, plant and equipment.

Our estimated capital expenditure for 2011 is RMB5,103.1 million. The table below sets forth our estimated capital expenditure for 2011 and capital expenditure we incurred in 2010.

Companies	Estimated capital expenditure for 2011	Capital expenditure incurred in 2010
	(RMB in millions)
The Company	1,200.4	1,210.4
Shanxi Nenghua	38.1	14.5
Yancoal Australia	1,636.8	2,093.5
Yulin Nenghua	44.9	59.4
Heze Nenghua	720.5	134.8
Huaju Energy	67.7	41.6
Ordos Neng Hua	1,353.5	7.9
Haosheng Company	41.2	—
Total	5,103.1	3,562.1

We plan to finance our capital commitments primarily through a combination of funds generated from operations, bank loans and other external financing arrangements. Currently, we have sufficient cash and financing channels from commercial banks, which we expect are sufficient to satisfy the capital demand for operation and development.

C.	Research and Development, Patents and Licenses, Etc.

One of our core strategies is to maintain our competitiveness through technology and innovation. In line with our development strategy with a focus on technology innovation, we have established a multi-layer system consists of various entities, including technology committee, professional committee, technology center, as well as external institutions or organizations with specialized technology development capacities. We completed 81 technology projects, obtained 24 patents and were awarded 78 technology advance prizes in 2010. At the same time, we focused on strengthening our environmental protection capabilities and improving our energy conservation technologies. As a result, we won the State Scientific and Technological Progress Award (Second Class) for our “Research and Development of the Fully Mechanized Top Coal Caving Mining Technology and Equipment and its Domestic and International Applications”. Our expenditures for research and development were RMB106.5 million, RMB46.3 million and RMB70.6 million, in 2008, 2009 and 2010, respectively, accounting for 0.4%, 0.2% and 0.2%, respectively, of our total revenue for the same periods.

Our research and development efforts on mining technology have contributed to increases in our production. Our predecessor first adopted the longwall caving mining method in 1992. Thereafter, our research and development personnel concentrated on modifying and updating this method, taking into account the distinct geological conditions of our mining operations with the goal of maximizing production. Largely because of our research and development personnel’s efforts, we have been able to:

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

•

complete two national technologically innovative projects entitled Research on the equipment supply and technology for fully mechanized top-coal caving work face with annual production of six million tonnes and Research on the technology to increase efficiency and scale of fully mechanized mining and the key equipment, respectively, as well as one key project entitled Research on the integrated equipment and technology of fully-automated information-based mechanized top-coal caving work face with annual production of six million tonnes, which successfully developed a two-pillar hydraulic shield support for a top-coal caving process;

•

patent our industry-leading technology for longwall caving mining in the PRC, Australia and South Africa. We believe the use of our longwall caving extraction technology reduces the per tonne production cost of our operations;

•

complete technologically innovative projects entitled Research and application of the mechanics of mine tremor caused by the fall of large indirect roof in the goof in Yanzhou coal mining area, Study on early warning system through real-time online safety monitoring of rock burst in long-wall top coal caving, or LTCC, working face, Hydraulic roof support with advance support used in large deformation main gate in LTCC working face in deep mine and Liquid carbon dioxide fire fighting technology for coal spontaneous combustion, which passed appraisal held by either China National Coal Association or Shandong Science and Technology Committee in 2010;

•

start research on technologically innovative projects entitled Research on deep mine cooling scheme and Research on hidden dangers of super-high pressure Ordovician limestone water in mining the lower coal seams to provide technical support for work safety and efficiency; and

•

implement technologically innovative projects entitled Technology for rapid gangue discharge in mixed coal-rock roadway, Technology on loading and haulage of coal and rock separately in mixed coal-rock roadway, Technology research on rapid development equipment and construction process in rock-roadway and Research on high-efficient rock-roadway development equipment compatibility and related key technologies, which improved our rock-roadway construction technology and equipment and enabled us to be more adapted to different working environments.

We intend to further strengthen our competitive advantage in core technologies with a focus on upgrading and improving our longwall caving extraction technology, fully-mechanized caving operations and related equipment as well as mining methods for medium and thick coal seams.

D.	Trend Information

Integration of Felix

The acquisition of Felix is a key component of our growth and international expansion strategy. Following the integration of Felix’s business and assets with our pre-existing Australian operations, we intend to ramp up production at our Australian operations. Going forward, our Australian operations are expected to make substantial contributions to our total production volume and results of operations. Our ability to achieve our sales goals for our Australian operations will largely depend on our degree of success in realizing the anticipated benefits and synergies of the Felix acquisition. In 2010, we acquired 30% of the equity interests held by Austral-Asia Coal Holdings Pty Ltd, a wholly-owned subsidiary of Singapore IMC Group, in the Ashton Coal Mine Joint Venture. As of the date of this annual report, Felix’s control in the Ashton Coal Mine Joint Venture increased from 60% to 90%. In addition, we disposed of our 51% equity interest in the Minerva Coal Mine Joint Venture in 2010 that was originally held through Felix, and, since completion of the disposal, no longer have any interests in the Minerva Coal Mine Joint Venture.

Development in Ordos City of Inner Mongolia

We established Ordos Neng Hua on December 18, 2009 as our wholly-owned subsidiary in Inner Mongolia Autonomous Region. Ordos Neng Hua will act as our investment management platform for coal mining, coal chemicals and a coal power project in Inner Mongolia. Our ability to achieve our sales goals for our operations in Inner Mongolia will largely depend on our degree of success in realizing the anticipated benefits and synergies of our investment in Inner Mongolia through Ordos Neng Hua. In 2010, we successfully completed the acquisition of 100% equity interests in a 600,000-tonne methanol project, the acquisition of a 51% equity interest in Haosheng Company, the acquisition of the entire assets of Anyuan Coal Mine and obtaining the mining rights of Zhuan Longean Coal mine field through public competitive bidding.

Outlook for the Coal Market

Benefiting from the recovering global economy, demand for coal in 2011 is expected to continue to increase while the supply of coal in the domestic or international market may become moderately tight. In line with the objectives set forth in China’s “Twelfth Five-Year Plan” issued in 2011, the domestic economy is expected to continue to grow. Growth in the domestic economy is expected to drive growth of major coal consumption industries, which in turn is expected to increase domestic coal demand at a stable pace. However, the increase of coal supply in China will be restricted by the further consolidation of the domestic coal industry guided by the national policy to control the increase of overall national coal production capacity and production volume, through various measures, including the elimination of outdated production capacity and closing of small-sized coal mines. In addition, although rapid development of coal resources in Western China will increase the supply of coal in this region, because the major domestic coal consumers are in Eastern China, the effective supply of coal is expected to remain restricted. As a result of the foregoing factors affecting supply and demand, coal prices in China are expected to increase, but to continue to be subject to fluctuations.

The coal supply in the international market is also expected to be tight in 2011 as well, as a result of the limited increase of production volume in major coal exporting countries. For example, coal production and rail transportation in Australia will be negatively impacted due to the continuing effects of the largest flood in Australia in decades, while exports from South Africa, Indonesia and Russia are not expected to make up for this shortfall due to inadequate infrastructure in these countries, such as railways and ports. Increase of coal prices is expected to be primarily supported by demand from China and India, as well as from Japan. Although demand for coal in Japan was adversely affected by the major earthquake and tsunami experienced in Northeast Japan, demand for coal in Japan is expected to increase once it recovers from the effects of these events and commences reconstruction of its infrastructure in affected areas.

Our average selling price of coal is expected to increase in 2011 compared with 2010. As of the date of this annual report, the Company has entered into sales contracts and letters of intent for approximately 32.4 million tonnes of domestic coal sales, which included sales contracts for approximately 9.0 million tonnes of coal with an average tax-inclusive price that represented an increase of 1.2% compared with our average selling price in 2010. The price of the remaining coal to be sold pursuant to the letters of intent with the amount of approximately 23.4 tonnes will be based on prevailing market prices at the time of sale.

Our average selling price of coal produced by Yancoal Australia is expected to increase significantly in 2011 as compared with 2010. Yancoal Australia has entered into sales contracts for 2.66 million tonnes coal sales from January 2011 to March 2011, with an average selling price of US$133.4 per tonne. Our coal sales target for 2011 is 54 million tonnes.

Outlook for the PRC Methanol Market

In 2011, we expect that supply will continue to exceed demand in the domestic methanol market, making material increases in methanol prices unlikely. The gradual increase in production capacities of the newly built and existing domestic methanol facilities coupled with an increase in the imports of low cost foreign prime methanol, will further increase the domestic supply of methanol. The demand for methanol remains weak due to overproduction of downstream products such as methanol, dimethylether and acetic acid. However, methanol supply and demand factors are expected to become more balanced with the accelerated elimination of outdated production capacity and promotion of methanol fuel for vehicles, together with the antidumping measures imposed on methanol imports by certain countries. On the other hand, increases in prices of raw materials, including coal and natural gas, electricity and transportation costs will stimulate increases in methanol prices. Our methanol sales target for 2011 is 610,000 tonnes.

E.	Off-balance Sheet Arrangements

As of December 31, 2010, other than capital expenditure commitments, discussed in “B. Liquidity and Capital Resources” above, and contractual obligations discussed in “F. Contractual Obligations” below, we did not have any off-balance sheet arrangements.

F.	Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2010:

	Payments Due by Period
	Total	Less than one Year	One to three years	Three to five years	More than five years
			(RMB’000)
Contractual Obligations
Unsecured bank borrowings(1)	946,240	156,278	701,962	44,000	44,000
Secured bank borrowings(1)	21,247,514	375,978	13,851,694	7,019,842	—
Finance leases(2)	822,004	82,669	181,789	557,546	—
Capital commitments for the acquisition of assets(3)	1,021,911	1,021,911	—	—	—
Amounts due to Controlling Shareholder and its subsidiaries(4)	438,783	438,783	—	—	—

Total	24,476,452	2,075,619	14,735,445	7,621,388	44,000

Note:

(1)	Excludes interest.
(2)	Consists of the finance leases born by Felix. For details of our finance leases, please refer to Note 35(iii) to the consolidated financial statements attached to this annual report.
(3)	Mainly consists of our increased capital investment to Yancoal Australia in 2010. For details, please refer to Note 47 to the consolidated financial statements attached to this annual report.
(4)	Reflects our contractual obligations to the Controlling Shareholder in relation to Acquisition Agreement of Jining III Coal Mine. Please see subsection headed “Amounts due to Controlling Shareholder and its Subsidiaries” below for details.

We established Ordos Neng Hua on December 18, 2009 as our wholly-owned subsidiary in Inner Mongolia Autonomous Region. As of December 31, 2010, we have made deposits of RMB2,045.8 million and RMB1,080 million for the acquisitions of equity interests in Haosheng Company and assets of Anyuan Coal Mine, respectively. We established Yushuwan Coal Mine Company jointly with Chia Tai Energy & Chemicals Company Limited and Yushen Coal Company Limited in 2006. We are obligated to invest approximately RMB196.8 million for 41% of the equity interests in Yushuwan Coal Mine Company. As of December 31, 2010, we have made a deposit of approximately RMB117.93 million and are obligated to further invest approximately RMB78.87 million.

The following table sets forth our consolidated interest-bearing borrowings as of December 31, 2009 and 2010:

	As of December 31,
	2009	2010
	(RMB’000)
Secured bank borrowings	21,677,138	21,247,514
Unsecured bank borrowings	176,000	946,240

Total	21,753,138	22,193,754

Secured Bank Borrowings

As of December 31, 2010, the balance of our secured bank loans amounted to approximately RMB21.2 billion (approximately US$3.0 billion), which primarily consist of our secured bank borrowings obtained for the acquisition of Felix in 2009 which amounted to approximately RMB20.1 billion, which are guaranteed by us, secured by a counter guarantee by Yankuang Group and secured by our term deposit, and three short-term loans in the amount of approximately A$24.0 million (equivalent to approximately RMB161.1 million) obtained by Yancoal Australia in 2010 for its general business operations, which were secured by, among other things, property, plant and equipment. For more information on our secured borrowings, please see Note 35 to the financial statements.

Unsecured Bank Borrowings

Our RMB946.2 million balance of unsecured bank loans as of December 31, 2010 primarily representing the balance of a borrowing in the amount of RMB154.0 million, obtained by Tianchi Energy, a subsidiary of Shanxi Nenghua and the balance of a borrowing in the amount of RMB792.2 million (A$118.0 million) obtained by Yancoal Australia. For more information about our unsecured borrowings, please see Note 35 to the financial statements.

Tianchi Energy entered into a long-term loan agreement with the State Development Bank of China in 2006 to borrow RMB220.0 million. The loan is repayable by 20 installments over a period of 117 months, with the first installment due in May 2008. The initial interest rate on the loans was 6.12% per annum, which is subject to adjustments based on interest rates set by the PBOC. The amount is guaranteed by the Yankuang Group.

The balance of unsecured bank loan as of December 31, 2010 was also due to the balance of the borrowing in the amount of approximately RMB792.2 million (approximately A$118.0 million) obtained by Yancoal Australia, carried annual interest at three-month BBSY plus a margin of 1.5% (approximately 6.3%).

For more information on our unsecured borrowings, please see Note 35 to financial statements.

Amounts due to Controlling Shareholder and its Subsidiaries

We acquired Jining III Coal Mine on January 1, 2001 pursuant to the Acquisition Agreement of Jining III Coal Mine, which we entered into with the Controlling Shareholder on August 4, 2000. Pursuant to the Jining III Acquisition Agreement, we agreed to purchase the mining rights of Jining III for approximately RMB132.5 million. This amount is to be paid to the Controlling Shareholder in ten interest-free equal annual installments beginning 2001. In 2010, we paid approximately RMB13.2 million to the Controlling Shareholder for the mining rights of Jining III Coal Mine.

The amounts due to the Controlling Shareholder and its subsidiary companies do not bear any interest and are unsecured. The following table sets forth the amounts due to the Controlling Shareholder and its subsidiary companies as of December 31, 2009 and 2010.

	As of December 31,
	2009	2010
	(RMB’000)
Term for Repayment
Within one year	757,882	438,783
More than one year, but not exceeding two years	—	—

Total due	757,882	438,783
Less: amounts due within one year	(757,882)	(438,783)
Amounts will due over one year	—	—

G.	Critical Accounting Policies

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

Depreciation

The cost of mining structures is depreciated using the units of production method based on the estimated production volume for which the structure was designed. Management exercises its judgment in estimating the useful lives of the depreciable assets and the production volume of each mine. The estimated coal production volume of each mine is updated on a regular basis and takes into account recent production and technical information of each mine. These changes are considered changes in estimate for accounting purposes and are reflected on a prospective basis in related depreciation rates. Estimates of the production volumes are inherently imprecise and represent only approximate amounts because of the subjective judgments involved in developing such information.

Amortization of Assets

Coal reserves, coal resources and rail access rights are amortized on a straight line basis or unit of production basis over the shorter of their useful lives and the contractual period. The expensing of overburden removal costs is based on saleable coal production over the estimated economically recoverable reserves. The useful lives are estimated on the basis of the total proven and probable reserves of a coal mine. Proven and probable coal reserve estimates are updated on a regular basis and take into account each mine’s recent production and technical information.

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

Impairment of Goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The determination of value in use requires the Company to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As of December 31, 2010, the carrying amount of goodwill was approximately RMB1,196.6 million. Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the raw materials price inflation during the budget period. Expected cash inflows/outflows have been determined based on past performance and management’s market development expectations. There is no material uncertainty regarding the carrying value of goodwill due to the profitability of the underlying reporting units.

Estimated Impairment of Property, Plant and Equipment

When there are indications of impairment, the Company takes into consideration the estimate of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. When actual future cash flows are less than expected, a material impairment loss may arise. In estimating the future cash flows, management takes into account the recent production and technical advancements. As price and cost levels change from year to year, the estimate of future cash flows also changes. Notwithstanding that management has considered all the available information in making their impairment assessment, inherent uncertainty exists as to the conditions of mines and the environment, and actual write-offs may be higher than the estimated amounts. As of December 31, 2010, the carrying amount of property, plant and equipment was approximately RMB19,874.6 million. In 2010, RMB1.5 million of construction in progress was written off as expenses.

Recent Changes in Accounting Pronouncements

In the current year, we have applied, for the first time, a number of new standards and interpretations, amended and revised standards and interpretations (“new IFRSs”) issued by the IASB and the International Financial Reporting Interpretations Committee (the “IFRIC”) of the IASB which are effective for our fiscal year beginning January 1, 2010:

IFRSs (Amendments)	Improvements to IFRSs 2009
IAS 27 (Revised)	Consolidated and separate Financial Statements
IFRS 3 (Revised)	Business Combinations
IAS 39	Eligible Hedged Items

The adoption of the New IFRS had no material effect on how the results and the financial position for the current or prior accounting years have been prepared. Accordingly, no prior period adjustment is required.

We have not applied the following new and revised standards, amendments or interpretations that have been issued but are not effective as of the date of this annual report:

IFRSs (Amendments)	Improvements to IFRSs 2010[1]
IFRS 7 (Amendments)	Disclosures – Transfers of Financial Assets[2]
IFRS 9	Financial Instruments[3]
IFRS 10	Consolidated Financial Statements[3]
IFRS 11	Joint Arrangements[3]
IFRS 12	Disclosures of Involvement with Other Entities[3]
IFRS 13	Fair Value Measurement[3]
IAS 27 (Amendments)	Separate Financial Statements (2011) [3]
IAS 28 (Amendments)	Investments in Associates and Joint Ventures (2011) [3]
IAS 24 (Revised)	Related Parties Disclosures[4]

(1)	Effective for annual periods beginning on or after July 1, 2010 and January 1, 2011, as appropriate
(2)	Effective for annual periods beginning on or after July 1, 2011
(3)	Effective for annual periods beginning on or after January 1, 2013
(4)	Effective for annual periods beginning on or after January 1, 2011

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

IFRS 10 replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation — Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has 1) power over the investee; 2) exposure, or rights, to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the returns.

IFRS 11 introduces new accounting requirements for joint arrangements, replacing IAS 31 Interests in Joint Ventures. The option to apply the proportional consolidation method when accounting for jointly controlled entities is removed. Additionally, IFRS 11 eliminates jointly controlled assets to now only differentiate between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets.

IFRS 12 requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders’ involvement in the activities of consolidated entities.

IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for certain exemptions. IFRS 13 requires the disclosures of fair values through a ‘fair value hierarchy’. The hierarchy categorises the inputs used in valuation techniques into three levels. The hierarchy gives the highest priority to (unadjusted) quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure fair value are categorised into different levels of the fair value hierarchy, the fair value measurement is categorised in its entirety in the level of the lowest level input that is significant to the entire measurement

The requirements relating to separate financial statements are unchanged and are included in the amended IAS 27. The other portions of IAS 27 are replaced by IFRS 10.

IAS 28 is amended for conforming changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12.

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

A.	Directors, Supervisors and Senior Management

The following table sets forth selected information concerning our board of directors (“Board of Directors” or “Board”), board of supervisors and executive officers as of the date of this annual report. As of the date of this annual report, our Board of Directors consists of 11 directors, including one chairman, one vice chairmen, four independent directors and one employee director. All Directors serve three-year terms beginning their respective election date until the election of their respective successor.

As more than 50% of our voting power is held by the Controlling Shareholder, we are not required to have a majority of our Board be comprised of independent directors in reliance on the exemption provided under Section 303A of the NYSE Listing Rules.

The following table sets forth information on our directors, supervisors and executive officers:

Name	Age	Position at the Company	Date Term of Office Expires[1]
Directors

LI Weimin	50	Chairman of the Board	May 2014
WANG Xin	52	Vice Chairman of the Board	May 2014
ZHANG Yingmin	57	General Manager	May 2014

Name	Age	Position at the Company	Date Term of Office Expires[1]
SHI Xuerang	56	Director	May 2014
WU Yuxiang	49	Director and Chief Finance Officer	May 2014
ZHANG Baocai	43	Director, Deputy General Manager and Secretary of the Board of Directors	May 2014
DONG Yunqing	55	Employee Director	May 2014

Independent Non-executive Directors
WANG Xianzheng	64	Director	May 2014
CHENG Faguang	68	Director	May 2014
WANG Xiaojun	57	Director	May 2014
XUE Youzhi	46	Director	May 2014

Supervisors
SONG Guo	56	Chairman of Supervisory Committee	May 2014
ZHOU Shoucheng	58	Deputy Chairman of Supervisory Committee	May 2014
ZHANG Shengdong	54	Supervisor	May 2014
ZHEN Ailan	47	Supervisor	May 2014
WEI Huanmin	54	Employee Supervisor	May 2014
XU Bentai	52	Employee Supervisor	May 2014

Other Management Team Members
JIN Tai	59	Deputy General Manager	May 2014
HE Ye	53	Deputy General Manager	May 2014
LAI Cunliang	50	Deputy General Manager	May 2014
TIAN Fengze	54	Deputy General Manager	May 2014
SHI Chengzhong	48	Deputy General Manager	May 2014
NI Xinghua	54	Chief Engineer	May 2014

(1)	The expiration of the term of office is generally the date of the shareholders’ meeting when a new session of the Board will be elected. Executives who retire in the interim are replaced at the next Board meeting.

Executive Directors

LI Weimin, a researcher in engineering technique applications with a doctorate degree in mining engineering and holder of an EMBA degree. Mr. Li was appointed as chairman of our Board on December 30, 2010. Mr. Li joined the predecessor of the Company in 1982. In November 2002, Mr. Li was appointed as the manager of the Jining III Coal Mine. In August 2006, Mr. Li was appointed as the deputy chief engineer and the deputy head of the Safety and Supervision Bureau of the Yankuang Group. In December 2007, Mr. Li was promoted to the head of the Safety and Supervision Bureau of the Yankuang Group. In May 2009, Mr. Li was appointed as the deputy general manager of the Yankuang Group. Mr. Li was appointed as the general manager of the Company in July 2009 and was subsequently appointed as the vice chairman of the Company in February 2010. On December 15, 2010, Mr. Li was appointed as a Director, the general manager and the deputy secretary of the party committee of the Yankuang Group. He is a graduate of China University of Mining and the Technology and Nankai University.

WANG Xin, a researcher in engineering technique application with a doctorate degree in engineering technology and an EMBA degree is the vice chairman of our Board. Mr. Wang is actively involved in the Yankuang Group and serves as the chairman of the board and the party committee secretary for the Yankuang Group. Mr. Wang joined the Company’s predecessor in 1982 and became a vice general manager of the Yankuang Group in 2000. He was appointed a board director and vice general manager of the Yankuang Group in 2002 and was promoted to the vice chairman of the board of directors and the general manager of the Yankuang Group in 2003. Since 2007, he has been the party committee deputy secretary of the Yankuang Group. On December 30, 2010, Mr. Wang was appointed as the vice chairman of the Board. He is a graduate of China University of Mining and Technology and Nankai University.

ZHANG Yingmin, a researcher in engineering technology application with an EMBA degree, is the General Manager of the Company and a director of the Yankuang Group. Mr. Zhang joined the Company’s predecessor in 1971, appointed as the director of the division of production technology of the Yankuang Group in 1996 and became the head of Baodian Coal Mine in 2000. He was also appointed deputy general manager of the Yankuang Group in 2003 and the chief of the safety supervision bureau of the Company from 2004 to 2007. Mr. Zhang was appointed as the general manager of the Company in 2011. Mr. Zhang is a graduate of Nankai University.

SHI Xuerang, a senior engineer with an EMBA degree, is a Director of our Board and deputy general manager of the Yankuang Group. From 2001 to 2003, Mr. Shi acted as the deputy general manager of the Xinwen Coal Mining Group Company Limited. He joined the Yankuang Group as a deputy general manager in 2003 and was appointed a Director of the Company in 2005. He is a graduate of Nankai University.

WU Yuxiang, a senior accountant with a master degree in accounting, has served as a Director and the chief financial officer of the Company since 2002. Mr. Wu joined the Company’s predecessor in 1981 and was appointed as the Company’s manager of the finance department in 1997. He is a graduate of the Party School of Shandong Provincial Communist Committee.

ZHANG Baocai, a senior accountant with an EMBA degree, is a Director, deputy general manager and the board secretary of the Company. Mr. Zhang joined the Company’s predecessor in 1989 and was appointed as the head of the planning and finance department of the Company in 2002. He was appointed as a Director and the board secretary of the Company in 2006 and a deputy general manger of the Company in 2011. Mr. Zhang is a graduate of Nankai University.

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

Independent Non-executive Directors

WANG Xianzheng, a professor-level senior engineer with university education, is currently a president of China Coal Industry Association and a member of the sixteenth session of China Central Discipline Inspection Committee. Mr. Wang was appointed as a vice minister of Ministry of Coal Industry and a party member from April 1995 to March 1998. He was appointed as the deputy head of the State Coal Industry Bureau, deputy head and a party member of the State Administration of Coal Mine Safety from March 1998 to August 2000. Mr. Wang was the vice governor of Shanxi province from August 2000 to May 2002 and became a standing member of the provincial committee in October 2001. From May 2002 to February 2005, he was appointed as the head and the party committee secretary of the State Administration Bureau of Work Safety (the State Administration of Coal Mine Safety). From February 2005 to May 2008, Mr. Wang was appointed as the deputy head and vice secretary to the party committee of the State Administration of Work Safety. Mr. Wang has been the president of China Coal industry Association since January 2007. Mr. Wang is also an independent director of Beijing Haohua Energy Resource Company Ltd. He is a graduate of Fuxin School of Mining.

CHENG Faguang, is a senior accountant with post-graduate education. Mr. Cheng was appointed as the vice governor of the people’s government of Ningxia Hui Autonomous Region from May 1988 to May 1992. He was a standing member and the execuitive vice governor of the party committee of Ningxia Hui Autonomous Region from May 1992 to March 1994. Mr. Cheng was appointed as the chairman, president and secretary to the party committee of China Haohua Chemical (Group) Corporation, which was under the Ministry of Chemical Industry from March 1994 to May 1996. From May 1996 to May 2003, Mr. Cheng was the deputy head and a party member of the State Administration of Taxation. He was a member of the Financial and Economic Affairs Committee of the tenth National People’s Congress from March 2003 to March 2008. He is a graduate of the Central University of Finance and Economics.

WANG Xiaojun, a solicitor admitted in England and Wales and Hong Kong, is a holder of master’s degree in law and a partner of Jun He Law Offices. He was admitted in the PRC, Hong Kong and England and Wales in 1988, 1995 and 1996, respectively. Mr. Wang has worked as a legal adviser in the Hong Kong Stock Exchange and Richards Butler. He was an independent non-executive Director of the Company from 2002 to 2008. Meanwhile, Mr. Wang is also an independent non-executive director of the Guangzhou Shipyard International Company Limited, Zijin Mining Group Company Limited, Norinco International Cooperation Ltd and Euro-Asia Agricultural (Holdings) Company Limited. He is a graduate of the People’s University of China and the Graduate School of the Chinese Academy of Social Sciences.

XUE Youzhi, holder of a master degree in corporate management, a doctor’s degree in economics and a doctor’s degree in business management , is currently the vice president, a professor and a doctoral tutor in the School of Business of Nankai University. Mr. Xue has extensive experience in economics management and completed various of projects supported by National Social Science Fundation. Mr. Xue became the vice dean of the School of Business of Nankai University in 2005. Meanwhile, he is also an independent non-executive director of Xinjiang Tianshan Livestock Technology Company Limited. He is a graduate of Jilin University.

Supervisors

SONG Guo, a professor-level senior administrative officer with an EMBA degree, is the chairman of the supervisory committee of the Company and a deputy secretary of the party committee of the Yankuang Group. In 2002, Mr. Song was the officer-in-charge of the office of Coal Management Bureau of Shandong Province. He joined the Yankuang Group in 2003 and served as the secretary of the disciplinary inspection committee from 2003 to 2007. He was appointed as a deputy secretary of the party committee of the Yankuang Group in 2004 and the vice chairman of the supervisory committee of the Company in 2005. In 2008, Mr. Song became the chairman of the supervisory committee of the Company. He is a graduate of Nankai University.

ZHOU Shoucheng, a professor-level senior administrative officer with a master’s degree, was appointed the vice chairman of the supervisory committee of the Company in 2008 and has served as the secretary of the disciplinary inspection committee and the chairman of the labor union of the Yankuang Group since 2007. Mr. Zhou joined the predecessor of the Company in 1979 and has held the posts of the secretary of the Youth League committee of Yankuang Group, the secretary of the party committee of Beisu Coal Mine and the secretary of the party committee and the vice manager of Xinglongzhuang Coal Mine successively from 1984 to 2002. He was the chairman of the labor union of the Yankuang Group from 2002 to 2007. Mr. Zhou is a graduate of Central Communist Party School Correspondence Institute.

ZHANG Shengdong, a senior accountant, has been a supervisor of the Company since 2002. He is also the assistant to the general manager, the deputy chief accountant and the head of the finance department of the Yankuang Group. Mr. Zhang joined the Company’s predecessor in 1981 and became the head of the finance department of the Yankuang Group in 2002. He also became the deputy chief accountant of the Yankuang Group, a supervisor of the Company, the head of the finance company preparatory office of the Yankuang Group in 2002. Mr. Zhang was appointed as the assistant to the general manager of Yankuang Group in 2008. He is a graduate of China University of Mining and Technology.

ZHEN Ailan, a senior accountant and senior auditor, was appointed a supervisor of the Company in 2008. She has served as the deputy director of the audit department of the Yankuang Group since 2005. After joining the Company’s predecessor in 1980, she was appointed to the deputy chief of the audit division of the Yankuang Group in 2002 and subsequently promoted to the deputy director of the audit department in 2005. In 2008, Ms. Zhen became a Supervisor of the Company. Ms. Zhen is a graduate of Northeastern University of Finance and Economics.

WEI Huanmin, a professional level senior administrative officer, was appointed the supervisor and the secretary of the disciplinary inspection committee of the Company in 2008 and 2006, respectively. Mr. Wei joined the Company’s predecessor in 1984, and served as the Company’s deputy secretary of the disciplinary inspection committee and the chief of the division of inspection from 2002 to 2006, when he was promoted to the secretary of the disciplinary inspection committee. In 2008, Mr. Wei became an Employee Supervisor of the Company. Mr. Wei is a graduate of Central Communist Party School Correspondence Institute.

XU Bentai, a professional level senior administrative officer with a master’s degree, has been the employee supervisor of the Company since 2002 and the chairman of the labor union of Jining III Coal Mine since 1999. Mr. Xu joined the Company’s predecessor in 1978 and became an employee supervisor of the Company in 2002. Mr. Xu is a graduate of the Party School of Shandong Provincial Communist Committee.

Other Executive Officers

JIN Tai, a researcher in engineering technique application with a master’s degree, has served as a deputy general manager of the Company since 2004. Mr. Jin joined the Company’s predecessor in 1968, and became the deputy general manager of Yankuang Group in 2000. He became the head of Xinglongzhuang Coal Mine in 1998. Mr. Tai is a graduate of China University of Mining and Technology.

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

LAI Cunliang, a senior engineer with a master’s degree in mining engineering and an EMBA degree, has served as a deputy general manager of the Company since 2005. Mr. Lai joined the Company’s predecessor in 1980 and became the head of Xinglongzhuang Coal Mine in 2000. He has been a director and the general manager of Yancoal Australia since 2004. Mr. Lai became a deputy general manager of the Company in 2005 and became an executive director of Yancoal Australia in 2009. He is a graduate of China University of Mining and Technology and Nankai University.

TIAN Fengze, a senior economist with a master’s degree, has served as a deputy general manager of the Company since 2002. Mr. Tian joined the Company’s predecessor in 1976 and became the head of Beisu Coal Mine in 1991. Mr. Tian is a graduate of Party School of Shandong Provincial Communist Committee.

SHI Chengzhong, a researcher in engineering technique application with an EMBA degree and a master’s degree in mining engineer, has served as a deputy general manager of the Company since 2002. Mr. Shi joined the Company’s predecessor in 1983 and became a deputy chief engineer of the Yankuang Group in 2000. Mr. Shi is a graduate of Northeastern University and Nankai University.

NI Xinghua, a researcher in engineering technique application with a master’s degree, has been the chief engineer of the Company since 2002. Mr. Ni joined the Company’s predecessor in 1975 and became a deputy chief engineer of the Yankuang Group in 2000. Mr. Ni is a graduate of Tianjin University.

Appointment of Directors, Chairman and Vice Chairman of the Board

At the first extraordinary general meeting of 2010 of the Company and the thirteenth meeting of the fourth session of the Board held on February 26, 2010, Mr. Li Weimin was elected as director and vice chairman of the fourth session of the Board.

At the seventeenth meeting of the fourth session of the Board held on December 30, 2010, Mr. Li Weimin and Mr. Wang Xin were elected as the chairman and the vice chairman of the fourth session of the Board, respectively.

At the 2010 Annual General Meeting held on May 20, 2011, Mr. Li Weimin, Mr. Wang Xin, Mr. Shi Xuerang, Mr. Wu Yuxiang and Mr. Zhang Baocai were re-elected as directors of the fifth session of the Board upon their retirement by rotation at the conclusion of 2010 Annual General Meeting. Mr. Zhang Yingmin was elected as a director of the fifth session of the Board at the 2010 Annual General Meeting held on May 20, 2011.

Mr. Dong Yunqing was re-elected as the employee director of the fifth session of the Board by the employees of the Company.

Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi were elected as independent non-executive directors of the fifth session of the Board at the 2010 Annual General Meeting held on May 20, 2011.

At the first meeting of the fifth session of the Board held on May 20, 2011, Mr. Li Weimin and Mr. Wang Xin were elected as the chairman and the vice chairman of the fifth session of the Board, respectively.

Resignation and Retirement of Directors

Mr. Geng Jiahuai, the former Vice Chairman of the Board and Director of the Company submitted his resignation report to the Board on December 30, 2010, effective immediately.

Mr. Chen Changchun, the former Director of the Board, submitted his resignation report to the Board on March 9, 2011, effective immediately.

Mr. Wang Xinkun retired as director of the Board by rotation at the conclusion of 2010 Annual General Meeting. Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan retired as independent non-executive directors by rotation at the conclusion of 2010 Annual General Meeting.

Appointment of Supervisors, Chairman and Deputy Chairman of the Supervisory Committee

At the 2010 Annual General Meeting held on May 20, 2011, Mr. Song Guo, Mr. Zhou Shoucheng, Mr. Zhang Shengdong and Ms. Zhen Ailan were elected as the non-worker representative supervisors of the fifth session of the supervisory committee of the Company.

Mr. Wei Huanmin and Mr. Xu Bentai were elected as the worker representative supervisors of the fifth session of the supervisory committee by the employees of the Company.

At the first meeting of the fifth session of the supervisory committee held on May 20, 2011, Mr. Song Guo and

Mr. Zhou Shoucheng were elected as the chairman and the deputy chairman of the fifth session of the supervisory committee.

Change of the Senior Management

Mr. Qu Tianzhi, former vice general manager of the Company resigned from his position on August 27, 2010 as a result of a change of employment.

At the twentieth meeting of the fourth session of the Board held on March 25, 2011, Mr. Zhang Yingmin was appointed as the general manager of the Company and Mr. Zhang Baocai was appointed a deputy general manager of the Company.

At the first meeting of the fifth session of the Board held on May 20, 2011, Mr. Zhang Yingmin was appointed as the general manager of the Company and Mr. Jin Tai, Mr. Heye, Mr. Lai Cunliang, Mr. Tian Fengze, Mr. Zhang Baocai and Mr. Shi Chengzhong were appointed as deputy general managers. Mr. Wu Yuxiang was appointed as chief financial officer and Mr. Ni Xinghua was appointed as chief engineer at the same meeting.

B.	Compensation

Four Directors and four supervisors receive salaries from our Controlling Shareholder, while the rest of our Directors, supervisors and executive officers who are our employees receive compensation in the form of salaries, housing allowances and other allowances and benefits, including pension contributions. The aggregate amount of cash remuneration paid by us in 2010 to Directors, supervisors and executive officers was approximately RMB5.8 million (tax inclusive). In addition, Directors and supervisors receive other benefits, such as subsidized or free health insurance and transportation, which are customarily provided by PRC enterprises to their senior-level employees. We did not pay any discretionary bonus during the reporting period of this annual report to our Directors, supervisors or executive officers. Details of each of the Directors’ and supervisors’ salaries and benefits are as follows:

	For the Year Ended December 31, 2010
	Fees	Salaries, allowance and other benefits in kind	Retirement benefit plan contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Independent Non-Executive Directors
Pu Hongjiu	113	—	—	113
Zhai Xigui	113	—	—	113
Li Weian	113	—	—	113
Wang Junyan	113	—	—	113

	452	—	—	452

Directors
Wang Xin	—	—	—	—
Geng Jiahuai	—	—	—	—
LI Weimin	—	188	38	226
Shi Xuerang	—	—	—	—
Chen Changchun	—	—	—	—
Wu Yuxiang	—	269	54	323
Wang Xinkun	—	343	69	412
Zhang Baocai	—	312	62	374
Dong Yunqing	—	309	62	371

	—	1,421	285	1,706

	For the Year Ended December 31, 2010
	Fees	Salaries, allowances and other benefits in kind	Retirement benefit plan contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Supervisors
Song Guo	—	—	—	—
Zhang Shengdong	—	—	—	—
Zhou Shoucheng	—	—	—	—
Zhen Ailan	—	—	—	—
Wei Huanmin	—	305	61	366
Xu Bentai	—	346	69	415

	—	651	130	781

Other Members of Management
Jin Tai	—	189	38	227
Zhang Yingmin	—	189	38	227
He Ye	—	188	38	226
Tian Fengze	—	291	58	349
Shi Chengzhong	—	342	68	410
Qu Tianzhi	—	285	57	342
Lai Cunliang	—	664	—	664
Ni Xinghua	—	328	66	394

	—	2,476	363	2,839

Total	452	4,548	778	5,778

C.	Board Practices

Board of Directors

Directors are elected to serve three year terms. We have adopted cumulative voting for the election of a new Board of Directors.

Pursuant to our Articles of Association, the Board of Directors is accountable to shareholders and exercises the following functions and powers:

(i)	convening shareholders’ meetings and reporting on the work of the Board of Directors at general meetings;

(ii)	implementing resolutions passed by the shareholders at general meetings;

(iii)	determining our business plans and investment proposals;

(iv)	formulating our annual preliminary and final budgets;

(v)	formulating our profit distribution and loss recovery proposals;

(vi)	formulating proposals for the increase or reduction of our registered capital and the issuance of our debentures or other forms of securities;

(vii)	drawing up plans for material acquisitions, repurchases of shares of the Company, mergers, divisions, dissolutions or changes of corporate structure;

(viii)	deciding our internal management structure;

(ix)	appointing or removing our general manager and secretary of the board and appointing or removing the deputy general manager(s) and other senior officers (including the financial controller(s) of the Company) based on the recommendations of the general manager, to decide on their remuneration and matters relating to awards and penalty;

(x)	formulating our basic management system;

(xi)	formulating proposals for any amendment of the Articles of Association;

(xii)	deciding on our business involving overseas investments, acquisitions and disposals of assets, mortgages of assets and other guarantees, entrusted assets management and connected transactions within the authority conferred by the general meeting;

(xiii)	managing the disclosure of information relating to the Company;

(xiv)	making recommendations on the appointment or replacement of the Company’s independent auditors to shareholders at shareholders’ general meetings;

(xv)	reviewing management’s performance based on the working report submitted by management;

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

(xvii)	exercising any other powers specified by the law, administrative regulations, departmental rules, the Articles of Association and conferred by shareholders at a general meeting.

Except for matters specified in (vi), (vii) and (xi), which require the affirmative vote of more than two-thirds of all of the Directors, resolutions in respect of the above listed matters can be approved by a simple majority of the Directors.

The Board of Directors makes decisions on the company’s scope of authority and inspection and decision making procedures with respect to company matters relating to foreign investment, asset sales and purchases, mortgages, guarantee provisions, entrusted asset management and connected transactions and, if a major investment involved, should appoint experts and professionals to make an assessment and submit such assessment to the shareholders’ meeting for approval.

With the approval of over two-thirds of all Directors, the Board of Directors may make decisions on the following matters:

(1)	transactions falling within the strictest of the following limits with respect to asset sales and purchases, foreign investment (including entrusted financial management and entrusted loans), financial assistance provisions, leasing of assets as lessor or lessee, restructuring of claims or debts, giving or receiving assets as a gift, entrusted or trusted asset or business management, license agreements, and research and development projects:

a.	the total assets value (where book value and assessed value are available, whichever is higher) involved in a single transaction with amount more than 10% and below 50% of the Company’s latest audited total asset value prepared in accordance with the PRC GAAP; or more than 5% and less than 25% of the Company’s latest published total assets value prepared in accordance with the IFRS;

b.	a single investment of which the completion consideration (including liabilities and expenses) accounts for more than 10% and less than 50% of the Company’s latest audited net asset value prepared in accordance with the PRC GAAP; or more than 5% and less than 25% of the total market capitalisation of the Company (which is calculated by the average closing price of the Company’s shares as stated in the Hong Kong Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date of a transaction);

c.	the latest annual income from principal operations of the subject of a single transaction which accounted for more than 10% and less than 50% of the Company’s latest audited income from principal operations for the latest financial year prepared in accordance with the PRC GAAP; or more than 5% and less than 25% of the Company’s latest audited income from principal operations for the latest financial year prepared in accordance with the IFRS; and

d.	the latest annual net profit of the subject of a single transaction which accounted for more than 10% and less than 50% of the Company’s latest audited net profit for the latest financial year prepared in accordance with the PRC GAAP; or more than 5% and less than 25% of the Company’s latest audited net profit for the latest financial year prepared in accordance with the IFRS.

The above transactions that involve a public offer of securities, which requires the approval of the China Securities Regulatory Commission, shall be subject to a vote at the shareholders’ general meeting;

(2)	a single loan representing more than 10% and less than 25% of the Company’s most recently audited net asset value if the debt ratio to the Company’s assets remains under 80% after such financing;

(3)	mortgages or pledges of assets so long as the cumulative outstanding amount is less than 30% of the Company’s most recently audited net asset value;

(4)	external guarantees that do not require the approval of the shareholders pursuant to the Articles of Association; and

(5)	connected transactions, which must be conducted in accordance with the relevant regulations of competent securities authorities and the listing rules of applicable stock exchanges.

The transactions referred to in item (1) above that involve the provision of financial assistance and entrusted financial management are calculated on an accrued basis for twelve consecutive months according to the transaction categories and applicable approval limit proportion of the Board of Directors. When the Company conducts transactions other than those involving the provision of financial assistance and entrusted financial management, applicable approval limit proportion of the Board of Directors regarding each transaction which is under the same category shall be calculated on the principle of accrued basis for twelve consecutive months. Transactions already approved by the Company in accordance with the principle of accrued basis shall not be included in the scope of accrual calculation.

Provisions of regulatory authorities that the Company is subject to within and outside the PRC that are of a stricter standard than these Articles of Association shall apply accordingly.

In addition to obligations imposed by laws, administrative regulations or the listing rules of the stock exchanges on which our Shares are listed, the Articles of Association place on each Director, supervisor, general manager, deputy general manager and any other senior officer the following duties to each shareholder, in the exercise of his or her functions and powers:

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

•	a duty not to cause us to exceed the scope of business stipulated in our business license.

The shareholders in a general meeting may by ordinary resolution remove any Director or supervisor before the expiration of his or her term of office if such Director fails to perform any of the Director’s duties. A senior officer of the Company may be removed by the Board if he or she fails to perform his or her duty.

Directors’ Decision-making Risk Fund

Upon approval by our shareholders at the 2004 annual shareholders’ general meeting, we established a Directors’ Decision-making Risk Fund (“Risk Fund”) to compensate our Directors, supervisors, executive officers and other applicable personnel for personal economic losses resulting from their performance of duties in accordance with the laws, regulations or our Articles of Association or while attempting to procure legitimate benefits for our Company.

Directors, Supervisors and Management’s Indemnification

Upon approval at the 2009 general meeting that was held on June 25, 2010, we continued to purchase liability insurance for our Directors, supervisors and senior officers with coverage of up to US$15 million.

Audit Committee of the Board of Directors

Upon approval at the first meeting of the fifth session of the Board held on May 20, 2011, the Company set up our audit committee of the fifth session of the Board. The audit committee comprises four independent non-executive Directors, namely Mr. Cheng Faguang, Mr. Wang Xianzheng, Mr. Wang Xiaojun, Mr. Xue Youzhi, and one non-executive Directors, Mr. Dong Yunqing. Mr. Cheng Faguang serves as the Chairman of the audit committee.

The audit committee is mainly responsible for ensuring the independence of the company’s independent auditors to maintain the integrity of audits, ensuring the efficiency of audit procedures, proposing the appointment or replacement of independent audit agencies; reviewing the accounting policies of the Company, the disclosure of the financial information and the procedures for preparing financial reports; and reviewing the Company’s internal control and risk management systems. The details of the responsibilities of the audit committee can be found on our Company’s website.

The members of the audit committee of our Board of Directors are:

Name	Age	Position	Ownership of Shares
CHENG Faguang	68	Independent non-executive director, Chairman of the Audit Committee	0
WANG Xianzheng	64	Independent non-executive director	0
WANG Xiaojun	57	Independent non-executive director	0

Name	Age	Position	Ownership of Shares
XUE Youzhi	46	Independent non-executive director	0
DONG Yunqing	55	Employee director	0

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

Compensation Committee

The Compensation Committee of the fifth session of the Board was set up following approval from the Board at the first meeting of the fifth session of the Board held on May 20, 2011. Our compensation committee consists of three members: two independent non-executive directors, namely Mr. Xue Youzhi and Mr. Wang Xiaojun, and one non-executive director, namely Mr. Dong Yunqing. Mr. Xue Youzhi was elected to serve as the chairman of the compensation committee. The primary duties of our compensation committee as set out in the committee charter include drafting and establishing a compensation policy for our Directors, supervisors, and the senior officers and making recommendations on the compensation for our Directors, supervisors and senior officers. Further details on the responsibilities of the compensation committee can be found on our website.

Nomination Committee

Pursuant to approval granted at the first meeting of the fifth session of the Board held on May 20, 2011, we established the Nomination Committee of the first session of the Board (the “Nomination Committee”). The Nomination Committee consists of three Directors, namely Mr. Li Weimin, Mr. Wang Xiaojun and Mr. Cheng Faguang. Mr. Wang Xiaojun serves as the chairman of the Nomination Committee. The main duties of the Nomination Committee include (i) considering and formulating the selection criteria and procedures for directors and managers and making recommendations; (ii) extensively searching for suitable candidates of directors and managers for the Company and making recommendations to the Board; (iii) reviewing the candidates for directors and managers for recommendation to the Board regarding proposed appointments and succession of directors and managers for recommendation to the Board; and (iv) assessing the independence of independent non-executive directors.

Strategy and Development Committee

Pursuant to approval granted at the first meeting of the fifth session of the Board held on May 20, 2011, we established the Strategy and Development Committee of the fifth session of the Board (the “Strategy and Development Committee”). The Strategy and Development Committee consists of five Directors, namely Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Baocai and Mr. Xue Youzhi. Mr. Li Weimin serves as the chairman. The main duties of the Strategy and Development Committee include: (i) conducting studies and making proposals regarding the long-term development strategy and significant investment decisions of the Company; (ii) conducting studies and making proposals regarding the annual strategic development and operating plans; (iii) supervising the implementation of the Company’s strategic and operating plans; and (iv) conducting studies and making proposals regarding other significant issues impacting the development of the Company.

Supervisory Committee

Our supervisory committee consists of six members, two of whom are employee representatives. Supervisors serve a term of three years and attend Board meetings. The supervisory committee is accountable to shareholders and exercises the following duties in accordance with the applicable laws:

•	review our periodic reports as prepared by the Board of Directors and provide written comments;

•	review our financial position;

•

supervise the Directors and senior officers and to propose removal of a Director or a senior officer who has contravened any law, administrative regulation, these Articles of Association or resolutions passed at a shareholders’ general meeting;

•	demand any Director or any senior officer who acts in a manner which is harmful to our interest to rectify such behavior;

•

verify financial information such as financial reports, business reports and profit distribution plans to be submitted by the Board of Directors to shareholders’ general meetings and authorise, in the Company’s name, publicly certified and practising accountants to assist in the re-examination of such information should any doubt arise in respect thereof;

•

propose the convening of shareholders’ extraordinary general meetings and extraordinary board meetings. Where the Board of Directors fails to convene or hold the general meeting of shareholders in accordance with the provisions of the Company Law, to convene and hold the shareholders’ general meeting;

•	make proposals at the shareholders’ general meetings;

•	represent the Company in proceedings against a Director or senior officers in accordance with section 152 of the Company Law;

•	conduct investigation of any identified irregularities in the Company’s operations; and

•	other functions and powers specified in our Articles of Association.

Corporate Governance

As of December 31, 2010 the Yankuang Group held 2,600,000,000 Shares, representing 52.86% of our total shares on the same day. As the Yankuang Group holds more than 50% of our voting power, we are a “controlled company” under Section 303A.00 of the NYSE Listed Company Manual. As a result, we are not required to establish a Nomination Committee or Corporate Governance Committee under Sections 303A.04 and 303A.05 of the NYSE listing rules and have not done so. For details related to our corporate governance policies, please refer to “Item 16G — Corporate Governance”.

Arrangement to Purchase Equity or Debt Securities and Other Arrangements

At no time during the year ended December 31, 2010 were we, our Controlling Shareholder or any of the Yankuang Group’s subsidiaries, a party to any arrangement that enabled our Directors or supervisors to acquire benefits through the acquisition of any securities, including our equity or debt securities, with the exception of the A Shares issued to certain of our Directors, supervisors and senior management.

There is no arrangement or understanding between any Director and any major shareholder, customer or supplier in connection with the selection of such Director.

Service Contracts of Directors and Supervisors

Each of our Directors and supervisors has entered into a service contract with us. Under those contracts, the salaries and discretionary year-end bonuses paid to the Directors and supervisors, are proposed by the Board of Directors and approved by our shareholders at general meetings. The discretionary year-end bonuses paid to our Directors and other employees (including, but not limited to, our supervisors and senior officers) in any given year may not, in aggregate, exceed 1% of our net profit (after taxation and extraordinary losses, but before extraordinary gains) for that year.

No Director or supervisor has entered into any service contract with our Company which cannot be terminated by us within one year without payment other than statutory compensation.

D.	Employees

General

The table below sets forth the number of our employees by function as of the periods indicated:

	As of December 31,		As of May 31,
	2008	2009	2011
Coal production employees	32,297	34,516	36,364
Engineers and technicians	1,662	1,816	1,873
Management and administrative personnel	2,895	3,595	4,036
Support staff	10,535	9,706	10,010

Total	47,389	49,633	52,283

The table below sets forth a breakdown of our employees by location as of May 31, 2011:

Location	Employees	% of Total
PRC
Shandong	50,634	96.85%
Shaanxi	183	0.35%
Shanxi	293	0.56%
Inner Mongolia	58	0.11%
Australia	1,115	2.13%

Total	52,283	100%

The total remuneration of our employees includes wages and allowances. We paid our employees an aggregate of approximately RMB2,448.8 million, RMB2,985,5 million and 4,086.8 million in wages and allowances in the years ended December 31, 2008, 2009 and 2010, respectively. The compensation of an employee directly involved in underground mining is based on the employee’s productivity, as well as the productivity of the employee’s mining team. Our employees and their families also receive certain social welfare benefits and education and health services indirectly through the Yankuang Group. These benefits are provided in some cases by the Yankuang Group as required by PRC laws, rules and regulations. We, in turn, pay the Yankuang Group for such benefits.

According to the Provision of Insurance Fund Administrative Services Agreement and the annual caps from 2009 to 2011, the Yankuang Group will provide free management services for the contributions that we make to an endowment insurance fund, basic medical insurance fund, supplementary medical insurance fund, unemployment insurance fund and maternity insurance fund for our employees. We paid an aggregate of approximately RMB1,045.3 million to the above listed insurance funds in 2010.

In 2008, 2009 and 2010, we paid pension contributions for our Directors, supervisors, executive officers and senior management of approximately RMB509,000, RMB550,000 and RMB778,000, respectively. In addition, each of our employees currently pays a percentage of his or her salary as an additional pension contribution. Upon retirement, our employees are entitled to pension payments under the pension plan.

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

In 2010, we set aside 6% and 4% of the total wages of each employee to a basic medical insurance fund and a supplementary medical insurance, respectively. Production personnel’s supplementary medical insurance was recorded in our statement of income as “Wages and Employee Benefits” under “Cost of Sale and Service Provided”, while management and administrative personnel’s supplementary medical insurance was recorded under “Selling, General and Administrative Expenses”.

Housing Plan

Under the Labor and Service Supply Agreement, the Controlling Shareholder is partly responsible for providing housing accommodations to our employees. We and the Controlling Shareholder share the incidental expenses relating to the provision of housing accommodation on a pro rata basis based on our respective number of employees and other negotiations. Such expenses amounted to approximately RMB86.2 million, RMB140.0 million and RMB140.0 million for 2008, 2009 and 2010, respectively.

Beginning in 2002, we paid each of our employees a housing allowance, which is calculated based on a fixed percentage of each employee’s wage to assist employees in their purchase of residential housing. In 2008, 2009 and 2010, we paid an aggregate of approximately RMB193.6 million, RMB238.5 million and RMB247.7 million, respectively, for our employees’ housing allowances.

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

As of December 31, 2010, the Yankuang Group owned 52.86% of our share capital. As a majority shareholder, the Yankuang Group is able to make most of the decisions reserved for shareholders.

The following table sets forth certain information regarding ownership of our capital stock as of December 31, 2010 by all persons who are known by us to own beneficially more than 5% of our capital stock.

Title of Class	Identity of Person or Group	Shares Owned as of December 31, 2010	Percentage of Shares as of December 31, 2010
Ordinary Shares in the form of legal person shares	Yankuang Group	2,600,000,000	52.86%
Ordinary Shares in the form of H Shares	HKSCC Nominee Limited(1)	1,951,633,946	39.68%

(1)	As the nominee of the clearing and settlement agent for our H Shares, HKSCC Nominee Limited is the record holder of our H Shares.

The following table sets forth the substantial shareholders of our H Shares as of December 31, 2010.

Name of substantial shareholders	Class of shares	Number of shares held (shares)		Capacity	Type of interest	Percentage in the relevant class of share capital of the Company		Percentage in total share capital of the Company
JP Morgan Chase & Co.	H Share	274,853,588 4,139,412 95,507,480	(L) (S) (P) (2)	Beneficial owner, Investment manager and custodian corporation / Approved lending agency	Corporate	14.03 0.21 4.88	%(L) %(S) %(P)	5.59 0.08 1.94	%(L) %(S) %(P)

Templeton Asset Management Ltd.	H Share	235,912,000	(L)	Investment manager	Corporate	12.05	%(L)	4.80	%(L)

BNP Paribas Investment Partners SA	H Share	117,641,207	(L)	Investment manager	Corporate	6.00	%(L)	2.39	%(L)

(1)	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interests in a lending pool.
(2)	The long positions in H Shares included 8,706,640 H Shares, which were held in the capacity of beneficial owners, 170,639,468 H Shares were held by investment managers and 95,507,480 H Shares were held as interests of controlled custodian corporation/approved lending agent. The aggregate interests of short positions in H Shares were held in the capacity of beneficial owners. Among the aggregate interests of long position in H Shares, 81,736 H Shares were held as derivatives. Among the aggregate interests of short position in H Shares, 1,939,412 H Shares were held as derivatives.

Except as described in the table above, we are not aware of any holder of more than 5% of any class of our shares. Our major shareholders do not have voting rights different from those of other shareholders. All of our ordinary shareholders enjoy equal voting rights for each share that they hold.

To our knowledge, other than the Yankuang Group, which owns 52.86% of our Shares, we are not owned or controlled, directly or indirectly, by any other corporation, government, or other natural or legal person or persons, jointly or severally. We are not aware of any arrangement which may at a subsequent date result in a change of control over us.

B.	Related Party Transactions

Our connected transactions were mainly made with the Controlling Shareholder (including its subsidiaries) for the provision of materials and services, giving rise to the continuing connected transactions described below, and asset purchase transactions.

Continuing Connected Transactions

Upon our restructuring for listing, the Controlling Shareholder, the Yankuang Group, injected its major assets and business relating to coal production and operations into the Company, while the Yankuang Group continues to provide products, materials, services and logistics support services to the Company through its remaining businesses and utilizing its remaining assets. In addition, Yankuang Finance, a joint venture established by the Yankuang Group, China Credit Trust Co., Ltd and the Company, started to provide financial services after its commencement of operation in November 2010. As both the Yankuang Group and the Company are located in Zoucheng City of Shandong Province, we are able to obtain a steady supply of materials, ancillary support services, financial and other services from the Yankuang Group, which may minimize the operational risks, financing costs and financing risks and in turn have a positive impact on our results of operations. In addition, the Yankuang Group purchases products and materials from us at market price, which may secure part of our sales market. Therefore, the continuing connected transactions are necessary and will continue.

Pursuant to approval granted at the second extraordinary general meeting held on December 23, 2008, the Company entered into five continuing connected transaction agreements with the Yankuang Group, namely the Materials Supply Agreement, Supply of Labor and Services Agreement, Pension Fund Management Agreement, Coal Products and Materials Supply Agreement and Electricity and Heat Energy Supply Agreement, together with the annual caps for such transactions from 2009 to 2011, in the ordinary course of business. We determined the prices of these transactions primarily based on government pricing. If there is no government pricing, then the market price applies. If there is no government pricing or market price, then we determine prices based on actual cost. The supply fees can be settled in one lump sum or by installments. The supply fees for continuing connected transactions within the same calendar month shall be settled in the following month, except those transactions which are not yet completed or those amounts which are in dispute.

Pursuant to approval granted at the fourteenth meeting of the fourth session of the Board of the Company held on April 23, 2010, we entered into the Financial Services Agreement with Yankuang Finance. Pursuant to the agreement, Yankuang Finance will provide us with financial services including deposit services, borrowing services and settlement services. The agreement also fixed the proposed annual caps for the transactions from 2010 to 2011. Yankuang Finance has agreed to charge us at same or more favorable price for its financial services, compared with those charged by the major commercial banks in the PRC for the same kind of financial services. Fund risk control measures were also taken to safeguard the security of the fund.

The continuing connected transactions between our Company and the Controlling Shareholder for the year 2010 included the following:

Continuing Connected Transaction of Supply of Products and Services

Details of arrangement to supply products and services between our Company and Yankuang Group in 2010 are shown in the following table.

	For the Year Ended December 31,
	2009		2010
	Amount (RMB’000)	% of operating income	Amount (RMB’000)	% of operating income
Sales of goods and rendering of services by the Group to the Controlling Shareholder	2,608,082	12.13	3,361,680	9.65
Sales of goods and rendering of services by the Controlling Shareholder to the Group	2,144,198	9.97	2,258,967	6.48

Note: The listed figures are under PRC CASs.

The table below shows the effect on profits from sales of coal by the Group to the Controlling Shareholder in 2010:

	Sales income (RMB’000)	Operation cost (RMB’000)	Gross profit (RMB’000)
Coal sold to the Controlling Shareholder	2,672,424	1,295,783	1,376,641

Note: The listed figures are under PRC CASs.

Continuing Connected Transaction of Pension Fund

Pursuant to approval granted at the second 2008 extraordinary shareholders’ meeting and according to the Pension Fund Management Agreement and the annual transaction caps thereunder from 2009 to 2011, the Yankuang Group will provide free management services for contributions that we make to the endowment insurance fund, basic medical insurance fund, supplementary medical insurance fund, unemployment insurance fund and maternity insurance fund. We contributed an aggregate of approximately RMB1,045.3 million to the foregoing insurance funds in 2010.

Continuing Connected Transaction of Financial Services

Pursuant to approval granted at the fourteenth meeting of the fourth session of the Board of the Company held on April 23, 2010, we entered into the Financial Services Agreement with Yankuang Finance on January 7, 2011, which sets forth the annual caps for such transactions in 2010 and 2011 as follows:

•	the maximum daily balance (including accrued interests) on our settlement account in Yankuang Finance is RMB1,400 million;

•	the credit facility limit for each of 2010 and 2011 is RMB1,000 million; and

•	the total fees for the discounted note services and other financial services is RMB28.54 million, in which the annual cap for discounted note service fees is RMB20.94 million.

As of December 31, 2010, our deposit balance in Yankuang Finance was RMB1,400 million, representing 15.9% of our total bank deposit as of December 31, 2010.

Details of the annual transaction cap for 2010 and the actual transaction amounts in 2010 for the above continuing connected transactions are shown in the following table.

Connected Transactions	Agreement	Annual cap for 2010 (RMB’000)	Transaction amount for 2010 (RMB’000)
Materials and facilities provided by Yankuang Group	Materials Supply Agreement	660,000	421,606
Labor and services provided by Yankuang Group	Supply of Labor and Services Agreement	2,356,820	1,837,361
Pension fund management provided by Yankuang Group	Pension Fund Management Agreement	1,209,600	1,045,296
Coal and material provided to Yankuang Group	Coal Products and Materials Supply Agreement	4,070,000	3,126,678
Electricity and heat provided to Yankuang Group	Electricity and Heat Energy Supply Agreement	334,000	235,002
Financial services provided by Yankuang Finance	Financial service agreement
deposit balance		1,400,000	1,400,000
credit facility		1,000,000	0
financial service fee		28,540	0

The table below sets forth the continuing connected transactions that we conducted with Yankuang Group or its subsidiary during the periods indicated:

	Year Ended December 31,
	2008	2009	2010
	(RMB’000)
Sales Income
Sales of coal	1,384,415	2,086,542	2,672,424
Sales of auxiliary materials	550,986	317,479	454,254
Sales of heat and electricity	—	204,061	235,002

Total	1,935,401	2,608,082	3,361,680
Expenditure
Utilities and facilities	376,288	39,069	34,006
Annual fee for mining rights	—	—	—
Purchases of supply materials and equipment	471,768	598,498	421,606
Repair and maintenance services	253,864	388,917	262,478
Social welfare and support services	255,265	769,561	794,621
Technical support and training	20,000	26,000	26,000
Road transportation services	86,671	79,560	64,945
Construction services	294,938	242,593	655,311

Total	1,758,794	2,144,198	2,258,967

Opinions of the Independent Non-executive Directors

Our independent non-executive Directors have reviewed the continuing connected transactions that took place in 2010 and confirmed that all such connected transactions have been: (i) entered into by us in the ordinary and usual course of our business, (ii) conducted either on normal commercial terms, or where there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favorable to us than terms available to or from independent third parties, and (iii) entered into in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole. The independent Directors also determined that the value of the connected transactions in respect of the supply of materials and services stated under “Continuing Connected Transaction of Supply of Products and Services” above did not exceed the annual cap for 2010 approved by independent shareholders and the Board.

Opinion of the Auditors

Pursuant to Rule 14A.38 of the Hong Kong Listing Rules, the Directors have engaged the auditors of the Company to perform certain procedures required by the Hong Kong Listing Rules in respect of the continuing connected transactions of the Group. The auditors have reported to the Directors that the above continuing connected transactions: (1) have received the approval of the Board; (2) are in accordance with the pricing policies of the Company; (3) have been entered into in accordance with the relevant agreement governing the transactions; and (4) have not exceeded the relevant annual caps.

Acquisition from Connected Parties

Installation Payment for the Mining Rights of Jining III Coal Mine

Pursuant to the Jining III Coal Mine Acquisition Agreement entered into between the Company and the Yankuang Group in 2000, we agreed to purchase the mining rights of Jining III Coal Mine for approximately RMB132.5 million. Payment was to be made in ten interest-free annual installments beginning in 2001. Accordingly, we paid a total of RMB13.248 million for the mining rights to the Yankuang Group in 2010. As of December 31, 2010, the total of RMB132.5 million for the mining rights of Jining III Coal Mine was paid in full.

External Connected Transactions Entered Into Jointly by Us and Related Parties

Investment in Yankuang Finance among Yankuang Group

Pursuant to approval granted at the thirteenth meeting of the third session of the Board held on August 3, 2007, we established Yankuang Finance jointly with the Yankuang Group and China Credit Trust Co., Ltd. The registered capital of Yankuang Finance is RMB500.0 million, of which we have contributed RMB125.0 million in cash, representing an equity interest of 25%. Yankuang Finance commenced its operations on November 1, 2010. Yankuang Finance provides financial services such as accepting deposits from members, inter-bank borrowings and making the bill acceptance and discount for its members.

Establishment of Future Energy

For details of our establishment of Future Energy, please see “Item 4 Information on the Company — A. History and Development of our Company — Establishment of Shaanxi Future Energy Chemical Corp. Ltd”.

Debt and debt obligations due between the Controlling Shareholder and us

The table below sets forth the balances due from/to the Controlling Shareholder between the Controlling Shareholder and us in 2010.

	Payable to related parties		Receivable from related parties
Related Parties	Amount involved	Remaining	Amount involved	Remaining
	(RMB’000)
Yankuang Group	3,595,591	924,623	3,502,519	1,363,406

Amounts due to the Controlling Shareholder and Its Subsidiaries

For the details of the amounts due to the Controlling Shareholder and its subsidiaries, please refer to “Item 5 — Operating and Financial Review and Prospects — F. Contractual Obligations — Amounts due to the Controlling Shareholder and Its Subsidiaries”.

Up to December 31, 2010, the Controlling Shareholder or its subsidiaries had not used our funds for nonoperational matters.

Transactions/ Balances with Other State-owned Entities in the PRC

We operate in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government (“state-owned entities”). In addition, our Controlling Shareholder is also a state-owned entity. Apart from the transactions with the Controlling Shareholder and its subsidiaries and other disclosure disclosed above, we also conduct business with other state-owned entities. Our Directors consider those state-owned entities as independent third parties so far as our business transactions with them are concerned.

Material transactions with other state-owned entities are as follows:

	Year Ended December 31,
	2008	2009	2010
	(RMB’000)
Trade sales	10,253,998	6,970,855	9,823,814
Trade purchases	1,328,958	1,191,783	1,581,427

Material balances with other state-owned entities are as follows:

	As of December 31,
	2009	2010
	(RMB’000)
Amounts due from other state-owned entities	1,101,535	1,320,801
Amounts due to other state-owned entities	359,726	443,403

In addition, we have entered into various transactions, including deposit placements, borrowings and other general banking facilities, with certain banks and financial institutions that are state-owned entities in the ordinary course of business. In view of the nature of those banking transactions, our Directors are of the opinion that separate disclosures are not be necessary.

Except as disclosed above, our Directors are of the opinion that transactions with other state-owned entities are not significant to our operations.

Interest of Management in Certain Transactions

None of the Directors or supervisors or executive officers had, either directly or indirectly, any material interest in any significant material contract to which we were a party during the year ended December 31, 2010.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

You should read “Item 18. Financial Statements” for information regarding our audited consolidated financial statements and other financial information.

Significant Legal Proceedings and Arbitration

We were not involved in any significant litigation or arbitration during the reporting period other than as disclosed in this report.

Dividend Policy

Pursuant to approval granted at the annual general meeting for the year 2009 held on June 25, 2010, the Company amended the terms of the Articles relating to profit distribution.

According to our Articles of Associations, we shall maintain the continuance and stability of our profit distribution policy. We pay final dividends once a year. Shareholders shall, by way of an ordinary resolution, authorize our Board of Directors to declare and pay dividends, and we distribute interim dividends pursuant to the approval of the board and shareholders. We may distribute dividends in the form of cash or shares. Cash dividends shall account for approximately 35% of the net profit of the fiscal year after the deduction of the statutory common reserve. Pursuant to our Articles of Association, our after-tax profit shall be allocated in the following order: (1) compensation of losses (if our statutory common reserve fund is not sufficient to compensate our losses from the previous year, we will utilize our after tax profit to compensate our losses before making any provision for the statutory common reserve fund) (2) allocation to the statutory common reserve fund; (3) allocation to the discretionary common reserve fund upon approval by a resolution of a shareholders’ general meeting; and (4) dividend payments for ordinary shares.

B.	Significant Changes

We have not experienced any significant changes since the date of the consolidated financial statements in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The following tables set forth a summary of the issuance of our Shares:

	H Shares			A Shares
	Initial offering	Second offering	Third offering	Initial offering	Second offering
Time of issuance	March 1998	May 2001	July 2004	June 1998	January 2001
Issue amount	850,000,000	170,000,000	204,000,000	80,000,000	100,000,000

As of December 31, 2010, our share capital structure was as follows:

Type	Number of shares	Percentage of total shares

Listed shares with restricted trading condition	2,600,021,800	52.8632%

Promoter Shares	2,600,000,000	52.8627%

A Shares held by our Directors, supervisors and executive officers	21,800	0.0005%

Listed shares without trading condition	2,318,378,200	47.1368%

A Shares	359,978,200	7.3190%

H Shares	1,958,400,000	39.8178%

Total	4,918,400,000	100.0%

As of December 31, 2010, we had 2,600,021,800 listed shares that were subject to trading restrictions, substantially all of which are held by our Controlling Shareholder on behalf of the State and the remainder by our Directors, supervisors and executive officers.

In 2010, the change of our listed Shares subject to trading restrictions was as follows:

Shareholders	Shares subject to trading restrictions as of January 1, 2010 (shares)	Shares released from trading restrictions in 2010 (shares)	Increase in Shares subject to trading restrictions in 2010 (shares)	Shares subject to trading restrictions as of December 31, 2010 (share)	Basis for imposition of or release from trading restriction

Yankuang Group	2,600,000,000	0	0	2,600,000,000	Share reform plan(1)

Yang Deyu	20,000	20,000	0	0	Mr. Yang Deyu resigned from his position as a Director and Vice Chairman of the Company on December 31, 2009.
Wu Yuxiang	20,000	0	0	20,000	Share held by Directors, Supervisors and senior management
Song Guo	1,800	0	0	1,800

Total	2,600,041,800	20,000	0	2,600,021,800	—

(1)	The share reform plan was implemented April 2006 and restricted the trading of the Yankuang Group’s shares for 48 months beginning from the implementation of the reform or until certain commitments are satisfied, whichever is longer. As of the date of this annual report, the Yankuang Group’s commitments in the share reform has been satisfied. Upon the Yankuang Group’s application and the administrative authorities’ approval, its share can be traded in the market.

Capitalization of Capital Reserve and Our Capital Structure:

Our total shares remained the same in 2010, however, our shareholding structure changed as follows, resulting from the release of the restriction on restricted shares held by certain individuals:

	Number of Shares as of January 1, 2010	Increase/decrease in shares during the year	Number of Shares as of December 31, 2010
Restricted Shares	2,600,041,800	(20,000)	2,600,021,800
Promoter Shares	2,600,000,000	—	2,600,000,000
A Shares held by our Directors, supervisors and executive officers	41,800	(20,000)	21,800
Unrestricted Shares	2,318,358,200	20,000	2,318,378,200
A Shares	359,958,200	20,000	359,978,200
H Shares	1,958,400,000	—	1,958,400,000

Total	4,918,400,000	—	4,918,400,000

The table below sets forth certain market information relating to the H Shares, ADSs and A Shares for the periods indicated:

	Price per H Share (HK$)		Price per ADS (US$)		Price per A Share (RMB)
	High	Low	High	Low	High	Low
Annual highs and lows

2006	7.50	4.58	9.76	5.86	8.90	5.70
2007	17.82	6.28	23.35	8.01	27.68	7.07
2008	17.94	2.98	22.90	4.04	26.99	7.60
2009	17.34	4.00	22.32	5.11	26.15	8.40
2010	25.25	14.00	32.26	18.29	33.65	14.88

Quarterly highs and lows

2008
First quarter	16.80	8.96	21.3	11.5	24.68	17.32
Second quarter	17.94	10.80	22.9	14.38	26.99	13.75
Third quarter	15.82	7.50	20.24	9.99	22.09	9.50
Fourth quarter	8.47	2.98	10.72	4.04	12.29	7.60
2009
First quarter	7.10	4.00	9.08	5.11	13.35	8.40
Second quarter	11.70	5.55	15.00	7.33	16.81	12.60
Third quarter	13.00	9.20	16.81	11.68	23.70	14.60
Fourth quarter	17.34	10.48	22.32	13.52	26.15	16.95
2010
First quarter	20.75	14.00	25.65	18.39	25.66	18.47
Second quarter	22.40	14.50	28.72	18.50	23.76	16.27
Third quarter	19.18	14.50	24.71	18.29	19.50	14.88
Fourth quarter	25.25	19.40	32.26	24.54	33.65	18.98

Monthly highs and lows

2010
December	23.80	20.90	30.72	27.46	30.74	25.77
2011
January	26.20	22.20	33.13	28.69	30.00	23.29
February	23.65	21.05	30.30	27.67	28.96	24.37
March	29.25	23.00	36.71	29.34	36.45	27.40
April	32.00	28.05	39.80	35.92	39.50	33.28
May	32.95	27.55	41.89	35.41	35.75	29.92
June (through June 17, 2011)	32.85	28.50	41.62	36.58	34.80	31.24

As of December 31, 2010, a total of 1,958,400,000 H Shares were outstanding, of which approximately 197,441,580 H shares or 10.08% of the outstanding H Shares, were held in the form of 19,744,158 ADSs. The outstanding ADSs were held collectively by 111 holders of record as of May 31, 2011.

Repurchase, Sale or Redemption of H shares

The shareholders at the 2010 first A shareholders’ meeting, the 2010 first H shareholders’ meeting, each of which was held on June 25, 2010, and 2010 Annual General Meeting, held on May 20, 2011, resolved and granted the Board of Directors a general mandate to (i) repurchase H Shares up to 10% of the outstanding H Shares as of the date of the resolutions’ passage; and (ii) issue additional H shares up to 20% of the outstanding H Shares as of the date of the resolutions’ passage. During the mandate period, the Board of Directors may exercise the mandate based on our interests and market conditions, subject to the approvals of the relevant regulatory authorities and in compliance with laws, regulations and the Articles of Association. As of the date of this annual report, the general mandate to repurchase H Shares or issue additional H Shares has not been exercised.

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

Since the effective date of our Articles of Association, the PRC government and other regulatory authorities have promulgated various rules, regulations and opinions which include the Securities Laws of the PRC, the General Meeting Opinions, and the Guide for Articles of Association of Listed Companies. As a listed company, we are required to incorporate these rules, regulations and opinions into our Articles of Association as appropriate.

Selected Summary of our Articles of Association

A copy of the English translation of our Articles of Association was filed with the Commission as an exhibit to our registration statement on Form F-1 under the Securities Act in connection with the global offering of our H Shares and related American Depositary Shares in 1997. The following table sets forth the dates our Articles of Association were amended or filed with the Commission, or both:

Date of Amendment to the Articles of Association	Filing
April 22, 2002	Appendix to 2001 20-F
June 25, 2004	Appendix to 2003 20-F
July 8, 2004	Appendix to 2004 20-F
June 28, 2005 August 22, 2005	Appendix to 2005 20-F

June 28, 2006
November 10, 2006	Appendix to 2006 20-F
June 15, 2007	Appendix to 2007 20-F
January 30, 2008	Appendix to 2008 20-F
December 23, 2008
June 26, 2009	Appendix to 2010 20-F
June 25, 2010
February 18, 2011 May 20, 2011

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

Our scope of business includes: selection and sale of coal (among others, the export of coal should be made through companies with coal export rights according to existing state regulations); transportation of goods through self-owned railways within the mining areas; transportation of goods through highways; operation of ports; manufacture, sale, lease and repair of relevant mining equipment; production and sale of other mining materials; sale and lease of electronic equipment and sale of parts; sale of metallic materials, electronic products, construction materials, timber, rubber products and methanol; provision of mining, science and technological services; property development within the mining areas, property leasing and provision of services such as dining and accommodation; production and sale of coal residual stones as construction materials; sale of coking coal and iron ore; import and export of goods and technology; warehousing; and automotive repairs.

Board of Directors

The Board of Directors is accountable to shareholders and exercises the powers granted to it by the Articles of Association.

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

Where a Director , supervisor or senior officer of the Company is in any way, directly or indirectly, materially interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the Company (other than his contract of service with the Company), he shall declare the nature and extent of his interests to the Board of Directors at the earliest opportunity, whether or not the contract, transaction or arrangement or proposal therefor is otherwise subject to the approval of the board of directors. Unless the interested director, supervisor or senior officer discloses his interests in accordance with the preceding sub-paragraph of this Article and the contract, transaction or arrangement is approved by the board of directors at a meeting in which the interested director, supervisor or senior officer is not counted as part of the quorum and refrains from voting, a contract, transaction or arrangement in which that Director, supervisor or senior officer is materially interested is voidable at the instance of the Company except as against a bona fide party thereto who did not have notice of the breach of duty by the interested director, supervisor or senior officer.

Similarly, our Articles provide that when passing a resolution in relation to a connected transaction, or where any Director or any of its associates (as defined under the Listing Rules of the Stock Exchange of Hong Kong) is connected with such resolution, such connected director must recuse himself from the Board meeting, not have any voting rights in respect thereof, not exercise any voting right on behalf of other directors and not be counted as part of the quorum of the Board of Directors’ meeting. Such board meeting can be convened where not less than half of the disinterested directors of the Company attend the meeting and any such resolutions shall be passed by at least half of the disinterested directors of the Company. If less than three non-connected Directors attend the Board of Directors’ meeting, the connected transaction shall be submitted as a resolution at a shareholders’ general meeting of the Company.

Pursuant to our Articles of Association, with the approval of over two-thirds of all Directors, the Board of Directors may exercise its borrowing powers subject to the following guidelines:

(1)	a single loan of more than 10% and less than 25% of the Company’s latest audited net asset value so long as the debt ratio to the Company’s assets remains under 80% after such financing; and

(2)	mortgages or pledges of assets the cumulative outstanding amount of which is less than 30% of the Company’s latest audited net asset value.

Remuneration of Directors are determined by resolution of the shareholders. The Articles of Association do not impose a mandatory retirement age or share ownership qualification on Directors.

Description of the Shares and Shareholder Rights

As of December 31, 2010, our share capital structure consists of 4,918,400,000 ordinary shares, comprising

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

(vii)	for shareholders who disagree with the resolutions for the merger and separation of the Company made in a general meeting, the right to demand the Company to purchase their shares; and

(viii)	other rights conferred by laws, administrative regulations and our Articles of Association.

Voting Rights

Shareholders (including proxies), when voting at a shareholders’ general meeting, may exercise such voting rights as are attached to the number of voting shares which they hold. Each share represents one vote. Shares held by the Company do not have voting rights and these shares will not count as the total number of shares entitled to vote. Resolutions at shareholders’ general meetings shall be divided into ordinary resolutions and special resolutions. An ordinary resolution must be passed by votes representing more than half of the voting rights represented by the shareholders (including proxies) present at the meeting. A special resolution must be passed by votes representing more than two-thirds of the voting rights represented by the shareholders (including proxies) present at the meeting.

Other than the obligations provided by the laws, administrative legislations and the listing rules of the stock exchange on which the Company’s shares are listed, our Controlling Shareholder (as defined in the Articles) shall not exercise its voting rights to approve the following matters which will be prejudicial to the interests of all or some of the other shareholders.

(i)	to relieve a director or supervisor of his duty to act honestly in the best interests of the Company;

(ii)	to approve the expropriation by a Director or supervisor (for his own benefit or for the benefit of another person) of the Company’s assets in any way, including (without limitation) opportunities which are beneficial to the Company; and

(iii)	to approve the expropriation by a Director or supervisor (for his own benefit or for the benefit of another person) of the individual rights of other shareholders, including (without limitation) rights to distributions and voting rights (save pursuant to a restructuring which has been submitted for approval by the shareholders in a general meeting in accordance with these Articles of Association).

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

Apart from the above, the Company is not allowed to engage in trading of its own shares.

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

Variation of Rights

The rights attached to any class of shares may not be varied or abrogated except with the approval of a special resolution by all shareholders at a general meeting, along with a special resolution of the holders of the affected class of shares at a separate meeting in accordance with the Articles of Association.

Shareholders’ Meetings and Notices

Shareholders’ general meetings are divided into annual general meetings and extraordinary general meetings. Shareholders’ general meetings shall be convened by the Board of Directors. Annual general meetings are held once every year and within six months from the end of the preceding financial year. The Board of Directors shall convene an extraordinary general meeting within two months of the occurrence of any one of the following events:

(i)	where the number of Directors is less than the number stipulated in the Company Law or two-thirds of the number specified in our Articles of Association or is less than eight (8);

(ii)	where our unrecovered losses amount to one-third of the total amount of our share capital;

(iii)	where shareholder(s) singly or jointly holding 10% or more of our issued and outstanding voting shares request(s) in writing for the convening of an extraordinary general meeting. Within 10 days of receiving such proposal, the Board shall provide its written decision as to whether it agrees to convene such general meeting in accordance with the laws, administrative regulations and the Articles of Association.;

(iv)	whenever the Board of Directors deems necessary or the supervisory committee so requests;

(v)	other cases as provided in laws, administrative regulations and the Articles of Association; or

(vi)	whenever more than a half of the independent Directors so request.

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

When we convene a shareholders’ general meeting, the Board of Directors, the supervisory committee and shareholder(s) individually and jointly holding more than 5% of our shares have the right to propose resolutions to the Company. Shareholder(s) individually and jointly holding more than 5% of our shares may propose special resolutions in writing to the convenor 20 days before the shareholders’ general meeting is convened. The convenor shall issue a supplementary notice of the general meeting within two days after receiving the resolutions to announce the contents of the resolutions. Apart from the above, no amendment to the resolutions as set out in the notice of general meeting or proposal of new resolutions shall be made after the convenor has issued the notice of general meeting. The resolutions not set out in the notice of general meeting or that fail to comply with the Articles of Association shall be not voted and resolved in the shareholders’ general meeting.

Limitations on Voting and Shareholding

Holders of H Shares and Domestic Shares, with minor exceptions, are entitled to the same economic and voting rights. Consistent with PRC law, the Articles of Association provide that the H Shares can only be traded by investors of Taiwan, Hong Kong, Macau and any country other than the PRC, while A Shares may be traded only by PRC investors and qualified foreign institutional investors. State-owned legal person shares can not be traded unless the approval from the relevant government authorities.

Ownership Threshold

There are no ownership thresholds above which shareholder ownership is required to be disclosed.

Changes in Registered Capital

Pursuant to the Article of Association, any increase or reduction in share capital must be resolved by a special resolution at a shareholders general meeting.

Recent Amendments to the Articles of Association

During the reporting period of this annual report, we made a number of amendments to our Articles of Association. At our 2009 annual general meeting on June 25, 2010, our shareholders approved an amendment to our scope of business stated in our Articles of Association to include the “sale of coking coal and iron ore; import and export of goods and technology; warehousing; and automotive repairs.” At the first extraordinary general meeting for the year 2011 held on February 18, 2011, our shareholders approved amendments to our Articles of Association regarding the convening of an extraordinary general meeting, the attendance of shareholders’ general meeting, the power of the Board and the power of the general manager. At the 2010 annual general meeting held on May 20, 2011, our shareholders approved amendments to our Articles of Association regarding the structure of the Board and the convening of an extraordinary general meeting.

C.	Material Contracts

Share Transfer Agreement of Inner Mongolia Haosheng Coal Mining Company Limited between the Company, Jinchengtai, Huayi, Jiutai Technology and Jiutaimanlai

On September 6, 2010, entered into the Share Transfer Agreement with Jinchengtai, Huayi, Jiutai Technology and Jiutaimanlai . Pursuant to the Share Transfer Agreement, the Company proposed an acquisition 23.08% of equity interests held by Jinchengtai, 15.51% of equity interests held by Huayi and 12.41% of equity interests held by Jiutai Technology in Haosheng Company for the consideration of approximately RMB3,009.1 million, RMB2,022.3 million and RMB1,617.8 million, respectively. Upon completion of the Acquisition, the Company will hold a 51% equity interest in Haosheng Company. Pursuant to the Equity Transfer Agreement, the Company and other shareholders of Haosheng Company will inject further capital into Haosheng Company on a pro-rata basis so as to increase the registered capital from RMB50 million to RMB150 million within one month after the transfer registration is completed.

Disposal of equity interests in Minerva Coal Mine Joint Venture in Australia

On December 20, 2010, Felix, a wholly-owned subsidiary of Yancoal Australia, entered into the Minerva Joint Venture Interest Sale Agreement with Sojitz Coal Resources Pty Ltd, a wholly-owned subsdiary of Sojitz Corporation in Australia, to dispose of its 51% equity interest in the Minerva Coal Mine Joint Venture for a consideration of A$201 million. Upon completion of the disposal, we have no interest in the Minerva Mine Coal Joint Venture.

Financial Services Agreement with Yankuang Finance

On January 7, 2011, we entered into the Financial Services Agreement with Yankuang Finance. Under the Financial Service Agreement, Yankuang Finance agreed to provide deposit services, loan services and miscellaneous financial services to us with transaction caps for 2010 and 2011. Pursuant to the agreement, the fees charged to us by Yankuang Finance for the financial services shall be in accordance with the relevant benchmark rates determined by the PBOC or the CBRC (if any), which shall not exceed those charged by the major commercial banks in the PRC for provision of same kind of financial services. The agreement also provided both parties’ risk control measures on funds to secure the safety of funds.

Deal Conclusion Letter for successful bidding of the mining rights of Zhuan Longwan Coal Mine

On January 28, 2011, Ordos Neng Hua made a successful bid for the mining rights of Zhuan Longwan Coal Mine for consideration of RMB7,800 million. Ordos Neng Hua entered into the Deal Conclusion Letter with the Department of Land and Resources of the Inner Mongolia Autonomous Region (on behalf of the Ministry of Land and Resources), confirming the successful bid for the mining rights of Zhuan Longwan Coal Mine on the same day.

Ashton Coal Joint Venture Sale Deed between White Mining (NSW) Pty Limited and Austral-Asia Coal Holdings Pty Ltd

On February 1, 2011, White Mining (NSW) Pty Limited, a wholly-owned subsidiary of Yancoal Australia, entered into the Ashton Coal Joint Venture Sale Deed with Austral-Asia Coal Holdings Pty Ltd, a wholly-owned subsidiary of Singapore IMC Group, to acquire 30% of the equity interests in the Ashton Coal Mine Joint Venture for consideration of US$250 million. As of the date of this annual report, we held 90% of the equity interests in the Ashton Coal Mine Joint Venture.

Joint Venture Agreement to Establish Future Energy

On February 25, 2011, we entered into the Joint Venture Agreement with the Yankuang Group and Shaanxi Yanchang Petroleum (Group) Corp. Ltd to establish Future Energy. Pursuant to the Joint Venture Agreement, the registered capital of Future Energy is RMB5,400 million, in which we will contribute RMB1,350 million in cash, representing an equity interest of 25%. Future Energy will mainly engage in investment and participation in the coal liquefaction project in Shaanxi Province as well as the preparation for development of ancillary coal mines.

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

The Renminbi currently is not a freely convertible currency. The PRC State Administration of Foreign Exchange (“SAFE”), under the authority of the PBOC, controls the conversion of Renminbi into foreign currency. Under existing foreign exchange regulations, unless otherwise approved by the SAFE or exempted by relevant regulations, PRC enterprises must price and sell their goods and services in the PRC in Renminbi.

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

The conversion of foreign exchange with respect to capital account items, like direct investment and capital contribution, is subject to registration formalities at the foreign exchange administrative department of the State Council.

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

The following summary of certain tax provisions does not address all of the tax considerations that may be relevant to each investor and is based on the tax laws, notices and treaties of the relevant jurisdictions as of the date of this annual report, all of which are subject to amendments or changes in interpretation, possibly with retroactive effect. This discussion does not deal with all possible tax consequences relating to an investment in the H Shares or ADSs. In particular, the tax consequences under state, local and other laws are not discussed. This discussion does not constitute legal or tax advice. Accordingly, potential investors are strongly urged to consult their own tax adviser to determine the tax consequences of their investment.

The People’s Republic of China

The following discussion summarizes the material PRC tax provisions relating to the ownership and disposition of H Shares or ADSs held by investors as capital assets.

Taxation on Dividends

Individual Investors. Under the Individual Income Tax Law of the PRC of 1993, as amended on December 29, 2007, and other applicable tax laws and regulations, dividends paid by Chinese companies to individuals are generally subject to a PRC withholding tax of 20%. Foreign persons are generally subject to a 20% withholding tax on the dividends received from Chinese companies, unless they are subject to tax relief under applicable taxation arrangement. Pursuant to the Circular on the Questions Concerning the Income Tax on the Profits for the Transfer of Shares (Equity Interests) and Dividend Received by Foreign Invested Enterprises, Foreign Enterprises and Individual Foreigners issued by the State Administration of Taxation on July 21, 1993 (the “Circular”), dividends paid by a Chinese company to foreign persons with respect to H shares are exempt from PRC withholding taxes. On January 4, 2011, the State Administration of Taxation issued the Announcement on the List of Tax Regulations Fully or Partially Invalidated and Repealed, pursuant to which, the Circular was repealed and no longer valid. Therefore, based on our understanding, for the Company’s individual H shareholders whose names appear on the register of members of H shares of the Company, the exemption from PRC individual income tax under the Circular is no longer applicable when the Company distributes final dividend for the year ended December 31, 2010 (the “2010 Final Dividend”). However, the rate of the withholding tax may be adjusted in accordance with the tax treaties or arrangements applicable to the Individual H Shareholders, pending on the further confirmation from the relevant PRC tax authorities. Therefore, a 20% tax will be withheld for the time being on 2010 Final Dividends to be paid to non-PRC individual holders of H Shares or ADSs pending on the further confirmation from relevant PRC tax authorities. We reported the change of policy in dividend withholding tax on Form 6-K filed with the SEC on June 24, 2011. To date, the relevant tax authorities have not issued any implementation rules regarding the collection of the withholding tax

Enterprises. According to the Enterprise Income Tax Law of the People’s Republic of China effective January 1, 2008, the relevant regulations in the Implementing Regulations for the Law of the People’s Republic of China on Enterprise Income Tax (collectively, the “EIT Law”) and the Notice of the State Administration of Taxation on the Issues Concerning Withholding the Enterprise Income Tax on the Dividends Paid by Chinese Resident Enterprises to H Share Holders Which are Overseas Non-resident Enterprises promulgated on November 6, 2008, where a Chinese resident enterprise pays dividends for the year of 2008 or any year thereafter to its H shareholders that are overseas non-resident enterprises, it shall withhold the enterprise income tax thereon at the uniform rate of 10%. After receiving dividends, a non-resident enterprise shareholder may submit an application to the competent tax authority to claim any treatment under a relevant tax agreement (arrangement).

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

According to the Interim Measures for Administration of Withholding at Source of Income Tax of Non-resident Enterprise, which was promulgated by the State Administration of Taxation on January 9, 2009, when two non-resident enterprises enter into an equity assignment transaction to transfer the equity of a Chinese enterprise outside the territory of China, the assigning non-resident enterprise shall pay taxes to the competent tax authority in the place where the Chinese enterprise whose equity has been transferred is located. In addition, the Chinese enterprise whose equity is being assigned shall assist the tax authority in the collection of applicable taxes for the transaction.

With respect to individual holders of H Shares, the Provisions for Implementing the Individual Income Tax Law of China, as amended, provides that the levy individual income tax on the gains realized on the sale of shares will be regulated and separate rules to be drafted by the Ministry of Finance. However, to date, no such implementing measures have been promulgated by the Ministry of Finance, and no individual income tax on gains realized on sales of shares has been levied. On June 20, 1994, February 9, 1996 and March 30, 1998, the Ministry of Finance and the State Administration of Taxation issued notices providing that gains realized by individuals were temporarily exempt from individual income tax. If such exemption becomes inapplicable or is not renewed, a non-PRC enterprise shareholder might be subject to a 20% tax on capital gains under the Individual Income Tax Law of the PRC and its amendments.

Additional China Tax Considerations

Under the Provisional Regulations of the PRC Concerning the Stamp Duty, Chinese stamp duty is not imposed on the transfer of shares, such as the H Shares or ADSs, of Chinese publicly traded companies by non-Chinese investors that take place outside of China.

United States Federal Income Taxation

Investors are strongly urged to consult their own tax advisors to determine the particular United States federal, state, local, treaty and foreign tax consequences of purchasing, owning or disposing of the H Shares or ADSs.

The following is a general discussion of material United States federal income tax consequences related to purchasing, owning and disposing of the H Shares or ADSs if you are a U.S. holder, as defined below, who holds the H Shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986 as amended (the “Code”). This discussion does not address all of the tax consequences relating to the ownership and disposition of the H Shares or ADSs, and does not take into account U.S. holders who may be subject to special rules including:

•	tax-exempt entities;

•	partnerships or other entities treated as partnerships for United States federal income tax purposes;

•	banks, financial institutions, and insurance companies;

•	real estate investment trusts, regulated investment companies and grantor trusts;

•	dealers or traders in securities, commodities or currencies;

•	U.S. holders liable for alternative minimum tax;

•	U.S. holders that own, actually or constructively, 10% or more of our voting stock;

•	persons who receive the H Shares or ADSs as compensation for services;

•	U.S. holders that hold the H Shares or ADSs as part of a straddle or a hedging or a conversion transaction;

•	certain U.S. expatriates; or

•	U.S. holders whose functional currency is not the U.S. dollar.

Moreover, this description does not address United States federal estate, gift or alternative minimum taxes or any state or local tax consequences of the purchase, ownership and disposition of the H Shares or ADSs.

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

In the event we are required to withhold PRC income tax on dividends paid to U.S. Holders on the H Shares or ADSs (see discussion under “Taxation – The People’s Republic of China”), you may be able to claim a reduced 10% rate of PRC withholding tax if you are eligible for the benefits under the Treaty. You should consult your own tax advisor about the eligibility for reduction of PRC withholding tax.

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

Sale, Exchange or Other Disposition

Subject to the discussions below under “ — Passive Foreign Investment Company,” upon a sale, exchange or other disposition of the H Shares or ADSs, you will generally recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H Shares or ADSs. Any gain or loss will generally be United States source gain or loss for foreign tax credit limitation purposes and as a result of the U.S. foreign tax credit limitation, foreign taxes, if any, imposed upon capital gains in respect of H Shares or ADSs may not be currently creditable. Under the Treaty, if any PRC tax was to be imposed on any gain from the disposition of H Shares or ADSs, the gain may be treated as PRC-source income. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of H Shares or ADSs, including the availability of the foreign tax credit under their particular circumstances.

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

Based on the current and anticipated composition of our assets and income and current expectations regarding the price of the H Shares and ADSs, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2009 taxable year and we do not intend on or anticipate becoming a PFIC for any future taxable year. The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard for the taxable year ending December 31, 2010 until the close of the 2010 taxable year. Changes in the nature of our income or assets or a decrease in the trading price of the H Shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year.

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

These adverse tax consequences may be avoided if the U.S. Holder is eligible and does elect to annually mark-to-market the H Shares or ADSs. If a U.S. Holder makes a mark-to-market election, such holder will generally include as ordinary income the excess, if any, of the fair market value of the H Shares or ADSs at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the H Shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included in income as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of the H Shares or ADSs will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. The H Shares or ADSs may qualify as “marketable stock” because the ADSs are listed on the New York Stock Exchange.

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

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to dividends in respect of the H Shares or ADSs or the proceeds of the sale, exchange, or redemption of the H Shares or ADSs paid within the United States, and in some cases, outside of the United States, other than to various exempt recipients, including corporations. In addition, you may, under some circumstances, be subject to “backup withholding” with respect to dividends paid on the H Shares or ADSs or the proceeds of any sale, exchange or transfer of the H Shares or ADSs, unless you:

•	are a corporation or fall within various other exempt categories, and, when required, demonstrate this fact; or

•

provide a correct taxpayer identification number on a properly completed IRS Form W-9 or a substitute form, certifying that you are exempt from backup withholding and otherwise comply with applicable requirements of the backup withholding rules.

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

I.	Subsidiaries

As of December 31, 2010, we owned the following significant subsidiaries:

Name of subsidiary	Country of incorporation/ registration	Issued and fully paid capital/ registered capital	Proportion of registered capital/issued share capital held by us		Proportion of voting power held	Principal activities
			Directly	Indirectly
Yancoal Australia Limited	Australia	A$64,000,000	100%	—	100%	Management of investment project in Australia
Austar Coal Mine Pty Limited	Australia	A$64,000,000	—	100%	100%	Coal production, processing, washing and separation and sales
Felix Resources Limited	Australia	A$446,408,871	—	100%	100%	Coal mining, sales and exploration
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd.	PRC	RMB2,100,000	52.38%	—	52.38%	International trade, processing and arranging, product exhibition, inter-trade among enterprises in the district and storage
Shandong Hua Ju Energy Co., Limited	PRC	RMB288,589,774	95.14%	—	95.14%	Power and heat supply
Shandong Yanmei Shipping Co., Ltd.	PRC	RMB5,500,000	92%	—	92%	Watercourse transportation services and the sales of coal and others
Yanzhou Coal Shanxi Nenghua Company Limited	PRC	RMB600,000,000	100%	—	100%	Management of investment project in Shanxi province
Shanxi Heshun Tianchi Energy Company Limited	PRC	RMB90,000,000	—	81.31%	81.31%	Coal mining business
Shanxi Tianhao Chemicals Company Limited	PRC	RMB150,000,000	—	99.89%	99.89%	Operation of methanol project
Yanmei Heze Nenghua Company Limited	PRC	RMB1,500,000,000	98.33%	—	98.33%	Coal resources exploration and mining in Juye coal field
Yanzhou Coal Ordos Neng Hua Company Limited	PRC	RMB500,000,000	100%	—	100%	Coal resources exploration in Inner Mongolia and construction of a 600,000-tonne methanol project
Yanzhou Coal Yulin Nenghua Company Limited	PRC	RMB1,400,000,000	100%	—	100%	Construction and operation of a 600,000-tonne methanol project
Inner Mongolia Haosheng Coal Mining Company Limited	PRC	RMB150,000,000	51%	—	51%	Project application and mining rights approvals of Shilawusu Coal Field

For details of our shareholding in indirect subsdiaries, please see “Item 4 Information on the Company — C. Organizational Structure”.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. As a global concern, we are exposed to adverse developments in foreign currency exchange rates, interest rates and commodity price risk. These exposures may change over time as our business develops and could have a material adverse impact on our financial results.

Interest Rate Risk. We are exposed to interest rate risk caused by interest rate changes on our liabilities, in particular our long-term liabilities. We are also exposed to cash flow interest rate risk in relation to variable rate bank balances, term deposits, restricted cash and bank borrowings in Renminbi. Our cash flow interest rate risk is mainly concentrated on fluctuations of the PBOC benchmark lending interest rate in relation to our RMB denominated borrowings, fluctuations of LIBOR in relation to our U.S. dollar-denominated borrowings and fluctuations of the Australian BBSY in relation to our Australian dollar-denominated borrowings. We undertake debt obligations to fund our ordinary expenses, including capital expenditures and working capital needs. Upward fluctuations in interest rates increase the cost of new debt and the interest cost of outstanding variable rate liabilities. Interest rate fluctuations can also lead to significant fluctuations in the fair values of our debt obligations. Our Australian subsidiaries also entered into contracts with banks to hedge a proportion of borrowings issued at variable interest rates through the use of floating-to-fixed interest rate swap contracts. As of December 31, 2010, the outstanding notional amount was approximately RMB1,503 million, maturing within three years at an assessment period of three months with a floating rate and fixed rate of approximately 5.09% and 5.8312%, respectively.

Our exposures to interest rate risk on our financial assets and liabilities, as well as our sensitivity to interest rate fluctuation are not significant. We have prepared a sensitivity analysis to assess the impact of interest rate fluctuations on our 2010 operating results, assuming the financial instruments outstanding at the end of the reporting period were outstanding for the whole year and all the variables were held constant, including the interest rate fluctuation of the abovementioned PBOC rate, LIBOR and Australian BBSY rate. Based on this analysis, we estimate that an increase in the interest rate of 1% would have decreased our reported net income attributable to our equity holders for 2010 by approximately RMB71.95 million.

Foreign Currency Exchange Rate Risk. We mainly face foreign currency exchange rate risks relating to RMB fluctuations and risks stemming from exchange rate fluctuations between the Australian dollar and U.S. dollar. China has adopted a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand with reference to a basket of currencies. Exchange rate fluctuations may adversely affect the value of our net assets, earnings and any declared dividends when translated or converted into U.S. dollars or Hong Kong dollars.

RMB fluctuations mainly affect our (a) income from coal exports, which must be converted into RMB since our coal exports are denominated in U.S. dollars; (b) conversion of foreign currency deposits and loans; (c) exposure to the foreign currency loans we granted to our foreign operations; and (d) costs of imported equipment and fittings.

The sales and costs of each entity in our Company are generally denominated in the functional currency of the relevant entity. Accordingly, we are not exposed to significant foreign currency risk.

The table below sets forth the foreign currency denominated assets and liabilities of the Company and its subsidiaries that are in currencies other than the functional currency of the entity that carries such assets or liabilities on its balance sheet as of December 31, 2010.

	Liabilities		Assets
	2010	2009	2010	2009
	(foreign currencies converted into and dominated in thousands of RMB)
United States dollars (US$)	20,516,314	20,757,943	902,402	1,311,500
Euro (“EUR”)	—	—	222	3,611
Hong Kong dollar (HK$)	—	—	6,062	7,309
Notional amounts to sell US$ foreign exchange contracts used for hedging	—	—	4,169,000	1,143,416

Notional amounts of buy US$ foreign exchange contracts used for hedging	79,000	73,713	—	—
Notional amounts of buy Euro foreign exchange contracts used for hedging	—	26,541	—	—
Notional amounts of buy Yen foreign exchange contracts used for hedging	9,000	71,511	—	—

Except as disclosed in our financial statements, we do not have a foreign currency hedging policy. However, our management monitors our foreign exchange exposure and will consider hedging significant currency exposure if the need arises.

We have prepared a sensitivity analysis to assess the impact of exchange rate fluctuations on our operating results based on a 5% increase or decrease in the exchange rates for the U.S. dollar or Hong Kong dollar against the Renminbi. The sensitivity analysis includes only outstanding monetary items denominated in foreign currencies and adjusts the translation of these monetary items as of the end of the indicated year for a five percent change in the exchange rates for the relevant currencies. The sensitivity analysis also assesses the impact of a 5% increase or decrease in the exchange rate for the Australian dollar against the U.S. dollar, which would affect loans to foreign operations within our Company that are denominated in a currency other than the functional currency of the lender or the borrower.

The following table sets forth our sensitivity to a 5% increase and decrease in the RMB against relevant foreign currencies. Five percent represents management’s assessment of reasonably possible changes in foreign exchange rates over the period until the next annual balance sheet date. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year end for a 5% change in foreign currency rates and also assumes all other risk variables remained constant. The sensitivity analysis includes loans to foreign operations within the Group where the denomination of the loan is in a currency other than the functional currency of the lender or the borrower.

	US$(1)		HK$(1)
	2010	2009	2010	2009
	(RMB’000)

Increase (decrease) to profit and loss

- if RMB weakens against respective foreign currency	35,312	49,390	227	274

- if RMB strengthens against respective foreign currency	(35,312)	(49,390)	(227)	(274)

	US$(2)
	2010	2009
	(RMB’000)	(RMB’000)

Increase (decrease) to profit and loss

-if A$ weakens against respective foreign currency	(718,045)	(739,749)

-if A$ strengthens against respective foreign currency	718,045	739,749

Increase (decrease) to profit attributable to the equity holders of the Company

-if A$ weakens against respective foreign currency	(725,998)	(740,615)

-if A$ strengthens against respective foreign currency	725,998	740,615

(1)	This is mainly attributable to our exposure outstanding on bank deposits and loans to foreign operations or subsidiaries denominated in U.S. dollars and Hong Kong dollars as of the year end.

(2)	This is mainly attributable to the exposure outstanding on the loans to foreign operations within the Group, foreign currency bank borrowings and derivative financial instruments where the denomination of the loan is in a currency other than the functional currency of the borrower.

During the year ended December 31, 2010, our subsidiaries in Australia entered into forward foreign exchange contracts to sell or purchase specified amounts of foreign currencies in the future at stipulated exchange rates. The objective of entering into the forward foreign exchange contracts is to reduce the foreign exchange rate related volatility of revenue streams and capital expenditures and thereby assist in our risk management. The outstanding contracts to sell United States dollars hedge highly probable forecasted sales of coal, whereas the outstanding contracts to buy United States dollars and Yen contracts relate to the purchase of mining equipment.

As of December 31, 2010, the outstanding notional amount to sell United States dollars (sell United States dollars and buy Australian dollars) was approximately RMB4,169 million, all maturing within one year with forward rates ranging approximately from US$1.00 = A$0.8369 to US$1.00 = A$0.9887.

As of December 31, 2010, the outstanding notional amount to buy United States dollars (buy United States dollars and sell Australian dollars) and buy Yen (buy Yen and sell Australian dollars) was approximately RMB79 million, nil and RMB9 million respectively, all maturing within one year with forward rates of approximately US$1.00 = A$0.8811 and floor price and ceiling price of A$1.00 = 63.5 Yen and A$1.00 = 65 Yen, respectively.

Our Australian subsidiaries also entered into contracts with banks to hedge a proportion of borrowings issued at variable interest rates through the use of floating-to-fixed interest rate swap contracts. As at December 31, 2010, the outstanding notional amount was approximately RMB1,503 million, maturing within three years at a hedge period of 3 months with floating rate and fixed rate of approximately 5.09% and 5.8312%, respectively.

The Company also entered into contracts with three banks to hedge a proportion of borrowings issued at variable interest rates through the use of floating-to-fixed interest rate swap contracts. As of December 31, 2010, the outstanding notional amount was approximately RMB9,934 million (US$1,500 million), maturing within four years at a hedge period of three months with floating rate as LIBOR + 0.75% and fixed rate of approximately 2.75%, 2.42% and 2.41% for the three contracts respectively. The non-current portion of the derivatives is not material and is included in current portion.

For the year ended December 31, 2009, no ineffective hedging portion has been included in the consolidated income statement. The effective hedging portion was recognized as current portion of derivative financial instruments in the consolidated balance sheet. For the year ended December 31, 2010, the ineffective hedging portion of the changes in fair values of the forward foreign exchange contracts of approximately RMB10 million was recognized as selling, general and administrative expenses in the consolidated income statement.

Commodity Price Risk. Price fluctuations may directly affect our operating and financial performance. We have historically experienced substantial price fluctuations and believe these fluctuations will continue. We primarily face risk relating to coal price fluctuations, as well as methanol price fluctuations. The periodic fluctuation in coal prices was caused by factors such as changes in macroeconomic policies, downstream demand and industrial competition. Although the average selling price of our coal product increased in 2010, the price may decrease again as a result of the adoption of macroeconomic measures, governmental control and changes in the global coal market, which may in turn adversely affect our results of operations and financial condition. For the years ended December 31, 2008, 2009 and 2010, the average coal selling price was RMB663.9, RMB529.2 and RMB663.5 per tonne.

Our profitability in our methanol business was generally weak during 2010 as a result of overproduction, weak demand and negative impact brought by increased imports of methanol. We expect that methanol supply will continue to exceed market demand, which may lead to continued weak market prices. Methanol prices may also increase due to the increase in the prices of coal, natural gas, electricity and transportation, the promotion of ethanol gasoline for motor vehicles by the government and the industrial reform to be launched. However, we cannot assure you that methanol prices will not keep decreasing as the result of overproduction, uncertain demand and the increase in import methanol. All the risks mentioned above may adversely affect our results of operations.

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

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities to holders of deposited securities that are distributed by the depositary to ADS registered holders

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The Bank of New York Mellon, as depositary, has agreed to waive certain standard fees related to the administration of our ADR program and investor relationship programs. From January 1, 2010 to December 31 2010, the total amount of the fees that were waived was approximately US$139,000.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2010, we were not in default, in arrears or otherwise delinquent in the payment of principal or interest of any indebtedness or dividends.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our general manager and chief financial officer, our management evaluated of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as amended) as of December 31, 2010. Based on the evaluation described below, our general manager and chief financial officer concluded that, as of that date, our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control framework was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on this evaluation, management concluded that our internal control over financial reporting was effective to provide reasonable assurance that the desired control objectives were achieved as of December 31, 2010.

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by Grant Thornton, our independent registered public accounting firm, as stated in their report which is included herein.

Limitations on Effectiveness of Controls and Procedures

Our internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not be able to prevent or detect misstatements on a timely basis, which may be a product of collusion, failure to abide by controls, error or fraud. In addition, projections of the internal control’s effectiveness to future periods are subject to the risk that the control may become inadequate because of changes in conditions, or that the degree of compliance with the internal control policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Mr. Cheng Faguang, Mr. Wang Xianzheng, Mr. Wang Xiaojun, Mr. Xue Yonzhi and Mr. Dong Yunqing. Our Board of Directors has determined that Mr. Cheng Faguang meets the independence requirement of Section 303A.02 of the NYSE Listed Company Manual and qualifies as an audit committee financial expert as the term is defined in the rules and regulations established by the SEC.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics that applies to our chairman, vice chairman, chief executive officer, chief financial officer, board secretary, chief engineer, controller and the managers of our finance and audit departments. Our code of ethics is posted on our website at www.yanzhoucoal.com.cn. No amendments to, or waivers from, our code of ethics have been made. A copy of our code of ethics is available to any shareholder, without charge, upon written request to the address on the cover of this annual report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Upon approval at the Annual General Meeting held on June 25, 2010, Grant Thornton Hong Kong and ShineWing Certified Public Accountants were appointed as our international and domestic auditors, respectively, for the year ended December 31, 2010. Upon approval at the extraordinary general meeting held on February 18, 2011, Grant Thornton and Grant Thornton Jingdu Tianhua were appointed as the international auditors of the Company and its subsidiaries and should hold this office until the conclusion of the 2010 annual general meeting of the Company. Grant Thornton Jingdu Tianhua and Grant Thornton audit the financial statements of the Company with respect to the listing of the H shares on the Hong Kong Stock Exchange and reporting requirements of the Hong Kong Stock Exchange and the listing of the ADSs on the NYSE and reporting requirements of the SEC and the NYSE, respectively. Grant Thornton is therefore the principal auditor for the purpose of this filing.

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

The following table sets forth the aggregate audit fees of our principal accountants for periods indicated:

	Audit Fees
	(RMB)	(A$)

2009	6,960,000	610,000

2010	7,300,000	800,000

Audit-related Fees, Tax Fees, All Other Fees

In 2009, we paid our principal accountants a consultation fee of approximately A$150,000 in relation to the acquisition of Felix. We did not incur other audit-related fees, tax fees or other fees for professional service rendered by our principal accountants during the last two fiscal years.

Audit Committee Pre-Approval Policies and Procedures

The audit committee of our Board of Directors is responsible for, among other things, the recommendation or termination of external auditors subject to the requirements of applicable domestic and overseas listing rules and regulations. Before our principal accountants were engaged by the Company or our subsidiaries to render audit or non-audit services, their respective engagements were approved by our audit committee. All of the audit services provided by Grant Thornton (SEC principal auditor), Grant Thornton Jingdu Tianhua (Hong Kong H Share auditor) and ShineWing Certified Public Accountants (China domestic statutory auditor) in 2010 were pre-approved by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Our audit committee consists of four independent non-executive directors, Mr. Cheng Faguang, Mr. Wang Xianzheng, Mr. Wang Xiaojun, Mr. Xue Yonzhi and one employee director, Mr. Dong Yunqing. As a foreign private issuer, we rely on the exemption under Section 303A.06 of the NYSE Listed Company Manual, as well as exemptions for affiliated directors and employee directors as provided under Rule 10A-3 of the Exchange Act, to remain compliant with the audit committee standards set out in Section 303A.06 of the NYSE Listed Company Manual.

Our connected directors do not accept any consulting fees or other compensation from our Group or any subsdiary of our Group, directly or indirectly, except for serving as members of our Board and Audit Committee, which meets the independence requirements under Rule 10A-3(1)(ii)(A) of the Exchange Act.

The employee director qualifies for the exemption under Rule 10A-3(b)(1)(iv)(C) of the Exchange Act because he is not our executive officer and was elected to the Board of Directors of the Company pursuant to the Advisory Opinion Regarding the Establishment of Sound Corporate Governance for Company Employee Directors and Employee Supervisors, which was promulgated by the Shandong Economic and Trade Commission. Rule 10A-3(b)(1)(iv)(C) of the Exchange Act provides an exemption to the independence requirement and permits an employee director of a foreign private issuer who is a non-executive officer who is elected or named to the foreign private issuer’s board of directors or audit committee pursuant to the issuer’s governing law or documents, an employee collective bargaining or similar agreement or other home country legal or listing requirements. The employee director is neither a voting member nor the chairman of the audit committee.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(a)	Change of Principal Accountant

At the 2009 annual general meeting of the Company held on June 25, 2010, the shareholders of our Company approved the appointment of Grant Thornton Hong Kong as the Company’s international auditor for the year ended December 31, 2010. On November 26, 2010, it was announced that BDO and Grant Thomton Hong Kong had concluded an agreement to merge their businesses and practice in the name of BDO Limited. As a consequence of this merger, the Grant Thomton Hong Kong entity changed its name to JBPB & Co on December 10, 2010 and ceased trading. It was noted that Grant Thomton Hong Kong had ceased to be a member firm of Grant Thomton International with effect from November 23, 2010. The audit committee of our Board recommended the appointment of Grant Thornton (for the purpose of reporting to the United States Securities and Exchange Commission) and Grant Thornton Jingdu Tianhua (for the purpose of the Hong Kong H Share listing) as the international auditors to replace JBPB on December 24, 2010, which was approved by the Board on December 30, 2010. Subsequently JBPB tendered its letter of resignation, and the appointment of Grant Thornton and Grant Thornton Jingdu Tianhua as our international auditors was approved at the extraordinary general meeting held on February 18, 2011. We reported the change in our independent registered public accounting firm on Form 6-K filed with the SEC on January 3, 2011.

JBPB’s report on the Company’s consolidated financial statements as of and for the two fiscal years ended December 31, 2009 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles. JBPB’s audit report on the Company’s effectiveness of internal control over financial reporting as of December 31, 2008 contained an adverse opinion because of a material weakness. We reported the identification of the material weakness and our remediation and changes in internal control on Form 20-F filed with the SEC on June 25, 2009.

During JBPB’s tenure as the independent auditor, we did not have any disagreements with JBPB on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of JBPB, would have caused them to make reference to the subject matter of the disagreements in their report on the consolidated financial statements for such year and for such period.

During JBPB’s tenure as the independent auditor, save as disclosed above, there were no “reportable events” (hereinafter defined) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

We provided a copy of this disclosure to JBPB and requested that JBPB furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from JBPB addressed to the SEC, dated June 24, 2011, is filed as Exhibit 15.3.

(b)	Engagement of New Principal Accountant

On December 30, 2010, the Board appoved the proposal to appoint Grant Thornton and Grant Thornton Jingdu Tianhua as the independent registered public accounting firms of the Company and should hold office until the conclusion of the 2010 annual general meeting of the Company. On February 18, 2011, the appointment of Grant Thornton and Grant Thornton Jingdu Tianhua as our independent registered public accounting firms was approved at the extraordinary general meeting. Grant Thorton Jingdu Tianhua and Grant Thorton audit the financial statements of the Company with respect to the listing of the H Shares on the Hong Kong Stock Exchange and reporting requirements of the Hong Kong Stock Exchange and the listing of the ADSs on the NYSE and reporting requirements of the SEC and the NYSE, respectively. During the fiscal year ended December 31, 2009 and through February 18, 2011, neither we nor anyone on our behalf consulted Grant Thornton or Grant Thornton Jingdu Tianhua regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements. Also, we have not obtained any written report or oral advice that Grant Thornton and Grant Thornton Jingdu Tianhua concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement”, as that term is defined in Item 16F(a)(1)(v) of Form 20-F and related instructions to Item 16-F of Form 20-F, with Grant Thornton and Grant Thornton Jingdu Tianhua or a “reportable event”, as that term is described in Item 16F(a)(1)(v) of Form 20F).

ITEM 16G.	CORPORATE GOVERNANCE

The NYSE imposes a series of corporate governance listing standards for companies listed on the NYSE in Section 303A of the NYSE Listed Company Manual. However, the NYSE allows foreign private issuers, subject to certain limitations and conditions, to follow “home country” practice in lieu of certain provisions of Section 303A. To qualify for this exemption, a foreign private issuer must disclose the significant manners in which its corporate governance practices differ from those generally required under NYSE listing standards.

As of the date of this annual report, 52.86% of our voting rights are held by our controlling shareholder, the Yankuang Group. We therefore are not required to comply with the majority of independent directors requirement of Section 303A.01 when forming our board of directors. Moreover, we are not required to form a nominating, corporate governance and compensation committee composed entirely of independent directors under the requirements of Sections 303A.04 and 303A.05.

We have established an audit committee pursuant to Section 303A.06 of the NYSE Listed Company Manual. We rely on the exemption under Section 303A.00 for foreign private issuers, as well as the exemption for employee directors provided under Rule 10A-3 of the Exchange Act to comply with the audit committee requirements set out in the NYSE Listed Company Manual.

As a foreign private issuer, we are subject to more than one set of corporate governance requirements, including those applicable in our home country. In the table below, we set out material differences between our corporate governance practices and the NYSE’s corporate governance requirements:

	NYSE Listed Company Manual Requirements on Corporate Governance	Our Practice
Non-executive directors must meet at regularly scheduled executive sessions without management	Section 303A.03 requires non-executive directors of each listed company to meet at regularly scheduled executive sessions without management participation.	There is no identical corporate governance requirement in the PRC. We have established a reporting system to the Board to ensure that the Directors stay informed of our business and operations. We believe that convening board meetings on a regular basis offers non-executive directors an effective forum to opine their views and engage in full and open discussions regarding our business affairs.

Corporate Governance Guidelines

Section 303A.09 requires a listed company to adopt and disclose corporate governance guidelines. In addition, Section 303A.09 lists out matters that must be addressed in the guidelines:

•         director qualification standards;

•         director responsibilities;

•         communications between directors and the management and independent advisors;

•         director compensation;

•         director orientation and continuing education;

•         management succession; and

•         annual performance evaluation of the board.

Although we have not adopted a separate set of corporate governance guidelines encompassing all the corporate governance matters required by the NYSE, we formulated the Rules of Procedures for the Shareholders’ Meetings, Rules of Procedures for the Board Meetings, Rules of Procedures for the Supervisory Committee, Rules for the Work of the Independent Non-Executive Directors, Rules for Disclosure of Information, Rules for the Approval and the Disclosure of the Connected Transactions of the Company, and other corporate governance documentation in accordance with the regulations and requirements of listing in China.

We believe that, collectively, the foregoing rules and measures adequately address the corporate governance requirements of the NYSE and provide a comprehensive and detailed set of corporate governance requirements that promote the effective operation of the Company. This enables the promotion of the standard operation of the Company.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report on Form 20-F.

ITEM 19.	EXHIBITS

Documents filed as exhibits to this annual report:

Exhibit Number	Description

1.1	Articles of Association of Yanzhou Coal Mining Limited

4.1	Share Transfer Agreement of Inner Mongolia Haosheng Coal Mining Company Limited, Ordos Jinchengtai Chemical Co., Ltd, Shanghai Huayi (Group) Company, Shandong Jiutai Chemical Industrial Technology Company Limited, Ordos City Jiutaimanlai Coal Mining Company Limited, Inner Mongolia Haosheng Coal Mining Limited and Yanzhou Coal Mining Company Limited

4.2	Minerva Joint Venture Interest Sale Agreement by Felix Resources Limited and Sojitz Coal Resources Pty Ltd

4.3	Financial Services Agreement by Yankuang Group Finacial Company and Yanzhou Coal Mining Company Limited

4.4	Deal Conclusion Letter Signed by Department of Land and Resources of the Inner Mongolia Autonomous Region (Entrusted by Ministry of Land and Resources of the People’s Republic of China)

4.5	Ashton Coal Joint Venture Sale Deed by White Mining (NSW) Pty Limited, Austral-Asia Coal Holdings Pty Ltd and Yancoal Australia Limited

4.6	Joint Venture Contract by Yankuang Group Company Ltd., Yanzhou Coal Mining Company Limited and Shaanxi Yanchang Petroleum (Group) Co., Ltd.

8.1	List of subsidiaries of Yanzhou Coal Mining Company Limited

12.1	Certification of general manager pursuant to Rule 13a-14 or 15d-14 promulgated under the U.S. Securities Act of 1934

12.2	Certification of chief financial officer pursuant to Rule 13a-14 or 15d-14 promulgated under the U.S. Securities Act of 1934

13.1	Certification of general manager pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Certification of chief financial officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

15.3	Consent of JBPB & Co (formerly known as Grant Thornton)

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YANZHOU COAL MINING COMPANY LIMITED
(Registrant)

Date: June 24, 2011	By:	/S/ ZHANG YINGMIN
	Name:	Zhang Yingmin
	Title:	General Manager

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

AND REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock company with limited liability established in the People’s Republic of China)

We have audited the accompanying consolidated balance sheet of Yanzhou Coal Mining Company Limited and its subsidiaries (the “Group”) as of December 31, 2010, and the related consolidated income statement, statements of comprehensive income, changes in equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 24, 2011 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Grant Thornton
Beijing, People’s Republic of China
June 24, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock company with limited liability established in the People’s Republic of China)

We have audited the internal control over financial reporting of Yanzhou Coal Mining Company Limited and its subsidiaries (the “Group”) as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Report on Internal Control over Financial Reporting disclosed in Item 15 of the Form 20-F (“Management’s Report”). Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Group and our report dated June 24, 2011 expressed an unqualified opinion on those financial statements.

/s/ Grant Thornton
Beijing, People’s Republic of China
June 24, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Yanzhou Coal Mining Company Limited

We have audited the accompanying consolidated balance sheets of Yanzhou Coal Mining Company Limited and its subsidiaries (the “Group”) as of December 31, 2009 and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2009 and December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2009 and the results of its operations and its cash flows for the years ended December 31, 2009 and December 31, 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ JBPB & Co. (formerly known as GRANT THORNTON)

Hong Kong

June 29, 2010

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
	NOTES	2010	2009	2008
		RMB’000	RMB’000	RMB’000
GROSS SALES OF COAL	7	32,590,911	19,947,748	24,933,349
RAILWAY TRANSPORTATION SERVICE INCOME		513,282	267,345	255,713
GROSS SALES OF ELECTRICITY POWER		185,542	187,540	59,811
GROSS SALES OF METHANOL		629,290	258,867	38,550
GROSS SALES OF HEAT SUPPLY		25,227	15,638	—

TOTAL REVENUE		33,944,252	20,677,138	25,287,423

TRANSPORTATION COSTS OF COAL	7	(1,160,470)	(403,311)	(508,712)
COST OF SALES AND SERVICE PROVIDED	8	(16,801,323)	(10,589,991)	(12,201,131)
COST OF ELECTRICITY POWER		(195,536)	(190,802)	(88,253)
COST OF METHANOL		(716,802)	(352,943)	(37,834)
COST OF HEAT SUPPLY		(12,490)	(9,734)	—

GROSS PROFIT		15,057,631	9,130,357	12,451,493

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	9	(5,093,904)	(3,820,241)	(3,832,031)
SHARE OF INCOME (LOSS) OF ASSOCIATES	28	8,870	109,786	(67,367)
OTHER INCOME	10	3,108,081	311,019	351,493
INTEREST EXPENSE	11	(603,343)	(45,115)	(38,360)

PROFIT BEFORE INCOME TAXES		12,477,335	5,685,806	8,865,228

INCOME TAXES	12	(3,171,043)	(1,553,312)	(2,385,617)

PROFIT FOR THE YEAR	13	9,306,292	4,132,494	6,479,611

ATTRIBUTABLE TO:
EQUITY HOLDERS OF THE COMPANY		9,281,386	4,117,322	6,488,908
NON-CONTROLLING INTERESTS		24,906	15,172	(9,297)

		9,306,292	4,132,494	6,479,611

EARNINGS PER SHARE, BASIC	16	RMB 1.89	RMB 0.84	RMB 1.32

EARNINGS PER ADS, BASIC	16	RMB 18.87	RMB 8.37	RMB 13.19

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2010	2009	2008
	RMB’000	RMB’000	RMB’000
Profit for the year	9,306,292	4,132,494	6,479,611

Other comprehensive income (after income tax):

Available-for-sales investments:
Change in fair value	(87,270)	125,225	(269,639)
Deferred taxes	21,818	(31,306)	67,409

	(65,452)	93,919	(202,230)

Cash flow hedges:
Cash flow hedge reserve recognized	54,532	12,280	(20,567)
Reclassification adjustments for amounts transferred to income statement (included in selling, general and administrative expenses)	(6,576)	18,118	—
Deferred taxes	(24,350)	(11,780)	8,831

	23,606	18,618	(11,736)

Share of other comprehensive income of associates	1,107	—	—
Exchange difference arising on translation of foreign operations	173,415	134,184	(101,227)

Other comprehensive income (loss) for the year	132,676	246,721	(315,193)

Total comprehensive income for the year	9,438,968	4,379,215	6,164,418

Attributable to:
Equity holders of the Company	9,414,110	4,364,043	6,173,715
Non-controlling interests	24,858	15,172	(9,297)

	9,438,968	4,379,215	6,164,418

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

		At December 31,
	NOTES	2010	2009
		RMB’000	RMB’000
ASSETS

CURRENT ASSETS
Bank balances and cash	17	6,771,314	8,522,399
Term deposits	17	2,567,722	3,216,697
Restricted cash	17	85,188	315,045
Bills and accounts receivable	18	10,017,260	4,723,922
Inventories	19	1,646,116	886,360
Prepayments and other receivables	20	2,613,686	1,868,229
Prepaid lease payments	21	18,280	17,121
Prepayment for resources compensation fees	22	3,948	2,761
Derivative financial instruments	36	239,476	37,760
Tax recoverable		169,013	59,978
Overburden in advance	25	149,351	350,676

TOTAL CURRENT ASSETS		24,281,354	20,000,948

NON-CURRENT ASSETS
Intangible assets	23	19,633,164	18,866,674
Prepaid lease payments	21	728,082	691,339
Prepayment for resources compensation fees	22	8,072	13,208
Property, plant and equipment	24	19,874,615	18,877,134
Goodwill	26	1,196,586	1,305,345
Investments in securities	27	224,442	295,295
Interests in associates	28	1,074,958	939,981
Interests in jointly controlled entities	30	751	1,257
Restricted cash	17	1,365,995	238,730
Deposits made on investments	29	3,243,679	175,021
Deferred tax assets	38	1,124,166	1,027,659

TOTAL NON-CURRENT ASSETS		48,474,510	42,431,643

TOTAL ASSETS		72,755,864	62,432,591

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Bills and accounts payable	32	1,554,444	1,366,976
Other payables and accrued expenses	33	3,820,971	4,441,834
Provision for land subsidence, restoration, rehabilitation and environmental costs	34	2,300,637	1,564,106
Amounts due to Parent Company and its subsidiary companies	46	438,783	757,882
Borrowings - due within one year	35	614,925	1,598,113
Current portion of long term payable - due within one year	37	6,536	5,967
Derivative financial instruments	36	166,178	28,333
Tax payable		1,231,388	647,190

TOTAL CURRENT LIABILITIES		10,133,862	10,410,401

NON-CURRENT LIABILITIES
Borrowings - due after one year	35	22,400,833	20,911,728
Deferred tax liability	38	2,601,207	1,785,087
Provision for land subsidence, restoration, rehabilitation and environmental costs	34	152,594	44,702
Non-current portion of long term payable - due after one year	37	28,917	26,380

TOTAL NON-CURRENT LIABILITIES		25,183,551	22,767,897

TOTAL LIABILITIES		35,317,413	33,178,298

Capital and reserves	39
Share capital		4,918,400	4,918,400
Reserves		32,413,486	24,233,407

Equity attributable to equity holders of the Company		37,331,886	29,151,807
Non-controlling interests		106,565	102,486

TOTAL EQUITY		37,438,451	29,254,293

TOTAL LIABILITIES AND EQUITY		72,755,864	62,432,591

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Future development fund	Statutory common reserve fund	Translation reserve	Investment revaluation reserve	Cash flow hedge reserve	Retained earnings	Attributable to equity holders of the Company	Non-controlling interests	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(note 39)		(note 39)	(note 39)
Balance at January 1, 2008	4,918,400	2,981,002	2,587,105	2,037,940	(13,942)	260,179	—	8,646,853	21,417,537	71,075	21,488,612

Profit for the year	—	—	—	—	—	—	—	6,488,908	6,488,908	(9,297)	6,479,611
Other comprehensive income :
- Fair value change of available-for-sale investments	—	—	—	—	—	(202,230)	—	—	(202,230)	—	(202,230)
- Cash flow hedge reserve recognized	—	—	—	—	—	—	(11,736)	—	(11,736)	—	(11,736)
- Exchange difference arising on translation of foreign operations	—	—	—	—	(101,227)	—	—	—	(101,227)	—	(101,227)

Total comprehensive income for the year	—	—	—	—	(101,227)	(202,230)	(11,736)	6,488,908	6,173,715	(9,297)	6,164,418

Transactions with owners
-Dividends	—	—	—	—	—	—	—	(836,128)	(836,128)	(292)	(836,420)
- Appropriations to reserves	—	—	382,219	785,235	—	—	—	(1,167,454)	—	—	—

Total transactions with owners	—	—	382,219	785,235	—	—	—	(2,003,582)	(836,128)	(292)	(836,420)

Balance at December 31, 2008	4,918,400	2,981,002	2,969,324	2,823,175	(115,169)	57,949	(11,736)	13,132,179	26,755,124	61,486	26,816,610

Balance at January 1, 2009	4,918,400	2,981,002	2,969,324	2,823,175	(115,169)	57,949	(11,736)	13,132,179	26,755,124	61,486	26,816,610

Profit for the year	—	—	—	—	—	—	—	4,117,322	4,117,322	15,172	4,132,494
Other comprehensive income :
- Fair value change of available-for-sale investments	—	—	—	—	—	93,919	—	—	93,919	—	93,919
- Cash flow hedge reserve recognized	—	—	—	—	—	—	18,618	—	18,618	—	18,618
- Exchange difference arising on translation of foreign operations	—	—	—	—	134,184	—	—	—	134,184	—	134,184

Total comprehensive income for the year	—	—	—	—	134,184	93,919	18,618	4,117,322	4,364,043	15,172	4,379,215

Transactions with owners
- Appropriations to reserves	—	—	292,550	381,280	—	—	—	(673,830)	—	—	—
- Dividends	—	—	—	—	—	—	—	(1,967,360)	(1,967,360)	(466)	(1,967,826)
- Acquisition of non-controlling interests	—	—	—	—	—	—	—	—	—	(134,820)	(134,820)
- Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	161,114	161,114

Total transactions with owners	—	—	292,550	381,280	—	—	—	(2,641,190)	(1,967,360)	25,828	(1,941,532)

Balance at December 31, 2009	4,918,400	2,981,002	3,261,874	3,204,455	19,015	151,868	6,882	14,608,311	29,151,807	102,486	29,254,293

Balance at January 1, 2010	4,918,400	2,981,002	3,261,874	3,204,455	19,015	151,868	6,882	14,608,311	29,151,807	102,486	29,254,293

Profit for the year	—	—	—	—	—	—	—	9,281,386	9,281,386	24,906	9,306,292
Other comprehensive income :
- Fair value change of available-for-sale investments	—	—	—	—	—	(65,452)	—	—	(65,452)	—	(65,452)
- Cash flow hedge reserve recognized	—	—	—	—	—	—	23,606	—	23,606	—	23,606
- Exchange difference arising on translation of foreign operations	—	—	—	—	173,463	—	—	—	173,463	(48)	173,415
- Share of other comprehensive income of associates	—	—	—	—	—	1,107	—	—	1,107	—	1,107

Total comprehensive income for the year	—	—	—	—	173,463	(64,345)	23,606	9,281,386	9,414,110	24,858	9,438,968

Transactions with owners
- Disposal of a joint venture and subsidiaries	—	—	—	—	—	—	—	—	—	(23,325)	(23,325)
- Appropriations to reserves	—	—	398,750	665,965	—	—	—	(1,064,715)	—	—	—
- Dividends	—	—	—	—	—	—	—	(1,229,600)	(1,229,600)	(1,871)	(1,231,471)
- Acquisition of non-controlling interests	—	—	—	—	—	—	—	(4,431)	(4,431)	4,417	(14)

Total transactions with owners	—	—	398,750	665,965	—	—	—	(2,298,746)	(1,234,031)	(20,779)	(1,254,810)

Balance at December 31, 2010	4,918,400	2,981,002	3,660,624	3,870,420	192,478	87,523	30,488	21,590,951	37,331,886	106,565	37,438,451

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	NOTES	2010	2009	2008
		RMB’000	RMB’000	RMB’000
OPERATING ACTIVITIES

Profit before income taxes		12,477,335	5,685,806	8,865,228
Adjustments for:
Interest expenses		603,343	45,115	38,360
Interest income		(187,189)	(187,604)	(275,220)
Dividend income		(4,504)	(2,288)	(7,401)
Net unrealized foreign exchange losses		(2,180,277)	37,676	284,278
Depreciation of property, plant and equipment		2,426,626	1,793,278	1,140,809
Release of prepaid lease payments		17,958	17,027	15,109
Amortization of prepayment for resources compensation fees		3,949	2,761	2,998
Amortization of intangible assets		349,655	44,278	35,652
Reversal of impairment loss on accounts receivable and other receivables		(4,923)	(13,634)	(4,369)
Provision for inventory		4,411	—	—
Impairment loss on property, plant and equipment		97,559	—	—
Share of (income) loss of associates		(8,870)	(109,786)	67,367
Gain on disposal of a joint venture and subsidiaries		(117,928)	—	—
Loss (Gain) on disposal of property, plant and equipment		16,937	11,252	(12,317)
Written off of property, plant and equipment		1,491	14,199	—

Operating cash flows before movements in working capital		13,495,573	7,338,080	10,150,494

Increase in bills and accounts receivable		(5,286,147)	(1,416,577)	(217,012)
(Increase) decrease in inventories		(728,026)	228,862	(405,200)
Movement in land subsidence, restoration, rehabilitation and environmental cost		838,510	1,109,659	431,344
Movement in overburden cost		224,546	—	—
(Increase) decrease in prepayments and other current assets		(694,726)	20,193	(1,242,027)
Increase (decrease) in bills and accounts payable		158,859	(4,964)	263,755
Increase in other payables and accrued expenses		153,893	622,093	34,481
Increase in long-term payables		5,654	3,980	—
(Decrease) increase in amounts due to Parent Company and its subsidiary companies		(319,099)	57,549	40,749

Cash generated from operations		7,849,037	7,958,875	9,056,584

Income taxes paid		(2,038,697)	(1,596,774)	(2,207,217)
Interest paid		(602,743)	(28,501)	(36,511)
Interest income received		187,561	184,243	275,220
Dividend income received		4,646	2,288	7,401

NET CASH FROM OPERATING ACTIVITIES		5,399,804	6,520,131	7,095,477

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS—Continued

		Year ended December 31,
	NOTES	2010	2009	2008
		RMB’000	RMB’000	RMB’000
INVESTING ACTIVITIES

Decrease (increase) in term deposits		648,975	(1,971,371)	141,599
Purchase of property, plant and equipment		(3,576,136)	(2,133,726)	(2,027,030)
Decrease in other loans receivable		—	—	640,000
Increase in restricted cash		(874,643)	(432,492)	(50,412)
Increase in deposit made on investment		(3,125,753)	(57,095)	—
Proceeds on disposal of property, plant and equipment		205,446	79,626	19,829
Acquisition of non-controlling interests of Shanxi Tianhao		(14)	—	—
Acquisition of three subsidiaries	44	(133,000)	—	—
Acquisition of Hua Ju Energy	42	—	(761,683)	—
Acquisition of Felix	43	—	(19,558,544)	—
Acquisition of mining rights in Zhaolou		—	—	(747,339)
Proceeds on disposal of a joint venture and subsidiaries	45	1,147,821	—	—
Investments in securities		(16,257)	—	—
Investments in associates		(125,000)	—	—
Purchase of intangible assets		(35,352)	(233)	—
Purchase of land use right		(442)	(7,420)	(68,136)

NET CASH USED IN INVESTING ACTIVITIES		(5,884,355)	(24,842,938)	(2,091,489)

FINANCING ACTIVITIES

Dividend paid		(1,229,600)	(1,967,360)	(836,128)
Proceeds from bank borrowings		1,110,954	20,840,505	—
Repayments of bank borrowings		(655,528)	(188,705)	(72,000)
Repayments of other borrowings		(584,478)	—	—
Repayment to Parent Company and its subsidiary companies in respect of consideration for acquisition of Jining III		—	(13,248)	(13,248)
Dividend paid to non-controlling interests of a subsidiary		(1,871)	(201)	(292)
Dividend paid to the former shareholders of Hua Ju Energy		—	(47,250)	—
Repayment of borrowings to Parent Company		—	(120,000)	—

NET CASH (USED IN) FROM FINANCING ACTIVITIES		(1,360,523)	18,503,741	(921,668)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(1,845,074)	180,934	4,082,320
CASH AND CASH EQUIVALENTS, AT JANUARY 1		8,522,399	8,439,578	4,424,561
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		93,989	(98,113)	(67,303)

CASH AND CASH EQUIVALENTS, AT DECEMBER 31, REPRESENTED BY BANK BALANCES AND CASH		6,771,314	8,522,399	8,439,578

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

Organization and principal activities

Yanzhou Coal Mining Company Limited (the “Company”) is established as a joint stock company with limited liability in the People’s Republic of China (the “PRC”). In April 2001, the status of the Company was changed to that of a sino-foreign joint stock limited company. The Company’s A shares are listed on the Shanghai Securities Exchange (“SSE”), its H shares are listed on The Stock Exchange of Hong Kong (the “SEHK”), and its American Depositary Shares (“ADS”, one ADS represents 10 H shares) are listed on the New York Stock Exchange, Inc. The address of the registered office and principal place of business of the Company is 298 Fushan South Road, Zoucheng, Shandong Province, PRC.

The Company operates six coal mines, namely the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine, Jining II coal mine (“Jining II”) and Jining III coal mine (“Jining III”), as well as a regional rail network that links these mines with the national rail network. The Company”s parent and ultimate holding company is Yankuang Group Corporation Limited (the “Parent Company”), a state-owned enterprise in the PRC.

The principal activities of the Company’s associate and joint ventures are set out in notes 28, 30 and 31 respectively.

As at December 31, 2010, the Group has a net current assets of RMB14,147,492,000 (2009: RMB9,590,547,000) and total assets less current liabilities of RMB62,622,002,000 (2009: RMB52,022,190,000).

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

Shanxi Neng Hua is an investment holding company, which holds 81.31% equity interest in Shanxi Heshun Tianchi Energy Company Limited (“Shanxi Tianchi”) and approximately 99.85% equity interest in Shanxi Tianhao Chemical Company Limited (“Shanxi Tianhao”). In the current year, Shanxi Neng Hua acquired approximate 0.04% equity interest of Shanxi Tianhao at cash consideration of RMB14,000. The principal activities of Shanxi Tianchi are to exploit and sale of coal from Tianchi Coal Mine, the principal asset of Shanxi Tianchi. Shanxi Tianchi has completed the construction of Tianchi Coal Mine and commenced production by the end of 2006. Shanxi Tianhao is established to engage in the production of methanol and other chemical products, coke production, exploration and sales. The construction of the methanol facilities by Shanxi Tianhao commenced in March 2006 and it has commenced production in 2008. In 2007, the Company further acquired the remaining 2% equity interest in Shanxi Neng Hua from a subsidiary of the Parent Company at cash consideration of RMB14,965,000.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1. GENERAL—Continued

In 2004, the Company acquired a 95.67% equity interest in Yanmei Heze Company Limited (“Heze”) from the Parent Company at cash consideration of RMB584,008,000. The principal activities of Heze are to conduct the initial preparation of the coal mines at the Juye coalfield which includes obtaining the approvals for the coal mine projects, applying rights to explore for coal and preparing the construction work of the coal mines. The equity interests held by the Company increased to 96.67% after the increase of the registered capital of Heze in 2007. The equity interests held by the Company increased to 98.33% after the increase of the registered capital of RMB1.5 billion in the current year.

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

In 2009, the Company entered into a binding scheme implementation agreement with Felix Resources Limited (“Felix”), a corporation incorporated in Australia with shares listed on the Australian Securities Exchange, to acquire all the shares of Felix in cash of approximately AUD3,333 million. The principal activities of Felix are exploring and extracting coal resources, operating, identifying, acquiring and developing resource related projects that primarily focus on coal in Australia. This acquisition was completed in 2009.

In 2009, the Company invested RMB500 million to set up a wholly owned subsidiary located in Inner Mongolia, Yanzhou Coal Ordos Neng Hua Company Limited (“Ordos”). Ordos is a limited liability company incorporated in the PRC with the objectives of production and sale of methanol and other chemical products. As at December 31, 2010, Ordos has not yet commenced any construction and production projects.

During 2010, the Company acquired 100% equity interest of Inner Mongolia Yize Mining Investment Co., Ltd (“Yize”) and other two companies with consideration of RMB190,095,000. The main purpose of this acquisition is to facilitate the business of methanol and other chemical products in Inner Mongolia Autonomous Region. As at December 31, 2010, the three newly acquired companies have not commenced any construction and production projects.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The consolidated financial statements were approved and authorized for issue by the Board of Directors on June 24, 2011.

The consolidated financial statements are presented in Renminbi, which is also the functional currency of the Company.

Changes in accounting estimates

In the current year, the unit-of-production method is applied for the amortization of coal reserves located in China. In the previous years, these assets were amortized on a straight-line basis. The directors of the Company consider that the unit-of-production method can better reflect the expected pattern of consumption of economic benefits of such assets. Changes of accounting estimates have no material impact on the consolidated financial statements.

Comparative figures

Business taxes and surcharges have been reclassified from as a deduction of each categories of revenue to each corresponding costs of these revenue to provide a more appropriate presentation. Therefore, for the years ended December 31, 2009 and December 31, 2008, subtotals of income and corresponding costs increased by RMB423,776,000 and RMB384,342,000 respectively. The reclassification has no impact to the overall results of the Group. The reclassification does not result in any changes to the consolidated balance sheets as at December 31, 2009 and December 31, 2008 and therefore they are not presented in the consolidated financial statements.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, a number of new standards and interpretations, and amended and revised standards and interpretations (“new IFRSs”) applicable to the Group issued by the International Accounting Standards Board (the “IASB”) and the International Financial Reporting Interpretations Committee (the IFRIC) of IASB, which are effective for the Group’s financial year beginning January 1, 2010.

IFRSs (Amendments)	Improvements to IFRSs 2009
IAS 27 (Revised)	Consolidated and Separate Financial Statements
IFRS 3 (Revised)	Business Combinations
IAS 39 (Amendment)	Eligible Hedged Items

Except for those new accounting policies effective for the financial year beginning January 1, 2010 as applied in these financial statements of the Group, the accounting policies adopted for the current year are the same as those adopted for the Group’s financial statements for the year ended December 31, 2009. The effects of new IFRSs, which have a significant impact on the financial statements of the Group, are as follow:

•	IFRS 3 (Revised) - Business Combinations

The IFRS3 (Revised) introduced major changes to the accounting requirements for business combinations. It retains the major features of the purchase method of accounting, now referred to as the acquisition method. The most significant changes in IFRS3 (Revised) that had an impact on the Group’s acquisitions in 2010 are as follows: The assets acquired and liabilities assumed are generally measured at their acquisition-date fair values. Any contingent consideration is measured at fair value at the acquisition date. If the contingent consideration arrangement gives rise to a financial liability, any subsequent changes are generally recognized in profit or loss. Acquisition-related costs of the combination are recorded as an expense in the income statement. Prior to January 1, 2010, the costs were accounted for as part of the cost of the acquisition. As the Group did not have a material business combination in the current year, the adoption of IFRS 3 (Revised) did not have any material impact on the current year financial statements. IFRS 3 (Revised) is adopted prospectively.

•	IAS 27 (Revised) Consolidated and Separate Financial Statements

IAS 27 (Revised) introduced changes to the accounting requirements for transactions with non-controlling interests and the loss of control of a subsidiary. IAS 27 (Revised) requires the changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company. Prior to January 1, 2010, goodwill arising on acquisition of additional interest in subsidiary represented the excess of the cost of acquisition over the carrying value of the net assets attributable to the additional interest in the subsidiary. IAS 27 (Revised) is adopted prospectively.

The adoption of IAS 27 (Revised) did not have material impact in the current year financial statements.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS—Continued

•	Improvements to IFRSs 2009

The Improvements to IFRSs 2009 (“2009 Improvements”) made several minor amendments to IFRSs. The only amendment relevant to the Group relates to IAS 17 Leases. Prior to this amendment, IAS 17 generally required a lease of land to be classified as an operating lease. The amendment requires that leases of land are classified as finance or operating applying the general principles of IAS 17. The Group has reassessed the classification of the land elements of its unexpired leases and has determined that none of its leases require reclassification.

The adoption of the new IFRSs had no material effect on how the financial statements for the current or prior accounting years have been prepared. Accordingly, no prior year adjustment has been required.

The Group has not early applied the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

IFRSs (Amendments)	Improvement to IFRSs 2010[1]
IFRS 7 (Amendments)	Disclosures – Transfers of Financial Assets[2]
IFRS 9	Financial Instruments[3]
IFRS 10	Consolidated Financial Statements[3]
IFRS 11	Joint Arrangements[3]
IFRS 12	Disclosures of Involvement with Other Entities[3]
IFRS 13	Fair Value Measurement[3]
IAS 27 (Amendments)	Separate Financial Statements (2011) [3]
IAS 28 (Amendments)	Investments in Associates and Joint Ventures (2011) [3]
IAS 24 (Revised)	Related Parties Disclosures[4]

[1]	Effective for annual periods beginning on or after July 1, 2010 and January 1, 2011, as appropriate
[2]	Effective for annual periods beginning on or after July 1, 2011
[3]	Effective for annual periods beginning on or after January 1, 2013
[4]	Effective for annual periods beginning on or after January 1, 2011

•	IFRS 9 Financial instruments

Under IFRS 9, all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are subsequently measured at either amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS—Continued

•	IFRS 9 Financial instruments—Continued

In relation to financial liabilities, the significant change relates to financial liabilities that are designated as at fair value through profit or loss. Specifically, under IFRS 9, for financial liabilities that are designated as at fair value through profit or loss, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the presentation of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was presented in profit or loss.

•	IFRS 10 Consolidated Financial Statements

IFRS 10 replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation — Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has 1) power over the investee; 2) exposure, or rights, to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the returns.

•	IFRS 11 Joint Arrangements

IFRS 11 introduces new accounting requirements for joint arrangements, replacing IAS 31 Interests in Joint Ventures. The option to apply the proportional consolidation method when accounting for jointly controlled entities is removed. Additionally, IFRS 11 eliminates jointly controlled assets to now only differentiate between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets.

•	IFRS 12 Disclosures of Involvement with Other Entities

IFRS 12 requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders’ involvement in the activities of consolidated entities.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS—Continued

•	IFRS 13 Fair Value Measurement

IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for certain exemptions. IFRS 13 requires the disclosures of fair values through a ‘fair value hierarchy’. The hierarchy categorises the inputs used in valuation techniques into three levels. The hierarchy gives the highest priority to (unadjusted) quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure fair value are categorised into different levels of the fair value hierarchy, the fair value measurement is categorised in its entirety in the level of the lowest level input that is significant to the entire measurement

•	IAS 27 Separate Financial Statements (2011)

The requirements relating to separate financial statements are unchanged and are included in the amended IAS 27. The other portions of IAS 27 are replaced by IFRS 10.

•	IAS 28 Investments in Associates and Joint Ventures (2011)

IAS 28 is amended for conforming changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12.

•	IAS 24 Related Party Disclosures (Revised)

The revised standard is applicable for annual periods beginning on or after January 1, 2011. The revised standard clarifies and simplifies the definition of a related party and it introduces certain exemptions on disclosure requirements in respect of transactions between government-related entities and government, and other government-related entities.

The directors are evaluating the impact of the above mentioned standards on the Group's future results and financial statements.

•	No significant impact is anticipated on adoption of the 2010 improvements and IFRS 7 improvements.

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

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if its results in the non-controlling interests have a deficit balance.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

Business combination

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration for each acquisition is measured at the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognized in profit or loss as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Subsequent adjustments to the consideration are recognized against the cost of acquisition within the measurement period which does not exceed one year from the acquisition date. Subsequent accounting for changes in fair values of the contingent consideration that do not qualify as measurement period adjustments is included in the income statement or within equity for contingent consideration classified as an asset/liability and equity respectively.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity in the acquiree (if any) over the net of the acquisition–date amounts of the identifiable assets acquired and liabilities assumed. If, after assessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value on the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as bargain purchase gain.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES—Continued

Business combination—Continued

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. The Group applies the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets to account for all its acquisitions.

Interests in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group’s share of net assets of the associates, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate. If the associate subsequently reports profits, the Group resumes recognizing its share of those profits only after its share of the profits exceeds the accumulated share of losses that has previously not been recognized.

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

The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

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

Joint venture arrangements that involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities. The Group reports its interests in jointly controlled entities using the equity method of accounting and the details of equity method of accounting have been set out in the accounting policy for interests in associates. When a group entity transacts with a jointly controlled entity of the Group, unrealized profits and losses are eliminated to the extent of the Group’s interest in the joint venture.

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

Sales of goods are recognized upon transfer of the significant risks and rewards of ownership to the customer. This is usually taken as the time when the goods are delivered and the customer has accepted the goods.

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

(i) Coal reserves

Coal reserves represent the portion of total proven and probable reserves in the coal mine of a mining right. Coal reserves are amortized over the life of the mine on a unit of production basis of the estimated total proven and probable reserves or the Australia Joint Ore Reserves Committee (“JORC”) reserves for the Group’s subsidiaries in Australia. Changes in the annual amortization rate resulting from changes in the remaining reserves are applied on a prospective basis from the commencement of the next financial year.

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

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES—Continued

Inventories

Inventories of coal and methanol are stated at the lower of cost and net realizable value. Cost, which comprises direct materials and, where applicable, direct lab our and overheads that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average method. Net realizable value represents the estimated selling price less all further costs to completion and costs to be incurred in selling, marketing and distribution.

Inventories of auxiliary materials, spare parts and small tools expected to be used in production are stated at weighted average cost less allowance, if necessary, for obsolescence.

Overburden in advance

Overburden in advance comprises the accumulation of expenses incurred to enable access to the coal seams, and includes direct removal costs, machinery and plant running costs. The deferred costs are then charged to the consolidated income statement in subsequent periods on the basis of run-of-mine (“ROM”) coal tonnes mined. This is calculated by multiplying the ROM coal tonnes mined during the period by the weighted average cost to remove a bank cubic met re (“BCM”) of waste by the stripping ratio (ratio of waste removed in BCMs to ROM coal tonnes mined). The stripping ratio of the Company's Australian subsidiaries is based on the JORC reserves of each mine.

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES—Continued

Taxation—Continued

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the consolidated income statement, except when it relates to items that are recognized in other comprehensive income or directly in equity, in which case the deferred tax is also recognized in other comprehensive income or directly in equity respectively.

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

An estimate of such costs is recognized in the period in which the obligation is identified and is charged as an expense in proportion to the coal extracted. At each balance sheet date, the Group adjusts the estimated costs in accordance with the actual land subsidence status. The provision is also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in the provision is greater than the undepreciated capitalized cost of any related assets, in which case the capitalized cost is reduced to nil and remaining adjustment is recognized in the income statement. Changes to the capitalized cost result in an adjustment to future depreciation and financial charges.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present values of the minimum lease payments of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as an obligation under finance leases.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES—Continued

Leasing—Continued

Each lease payment is allocated between liability and finance charges so as to achieve a constant rate of interest on the remaining balance of the liability. The finance lease liabilities are included in current and non-current borrowings. The finance charges are expensed in the income statement over the lease periods so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The assets accounted for as finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

Provisions and contingent liabilities

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future uncertain events not wholly within the control of the Group are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

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

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into the presentation currency of the Company (i.e. Renminbi) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate). Such exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

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

Financial assets —Continued

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

Accounting for derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (i) hedges of the fair value of recognized assets or liabilities (fair value hedge); and (ii) hedges of highly probable forecast transactions (cash flow hedge).

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

The fair values of various derivative instruments used for hedging purposes are disclosed in note 36. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

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

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item is recognized in profit or loss.

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

(iii) Derivatives that do not qualify for hedge accounting and those not designated as hedging instruments

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting and those not designated as hedges are recognized immediately in the consolidated income statement.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES—Continued

Related Parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

(i)	the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii)	the Group and the party are subject to common control;

(iii)	the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv)	the party is a member of key management personnel of the Group or the Group’s parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v)	the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi)	the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

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

Depreciation of property, plant and equipment

The cost of mining structures is depreciated using the unit of production method based on the estimated production volume for which the structure was designed. The management exercises their judgment in estimating the useful lives of the depreciable assets and the production volume of the mine. The estimated coal production volumes are updated at regular intervals and have taken into account recent production and technical information about each mine. These changes are considered a change in estimate for accounting purposes and are reflected on a prospective basis in related depreciation rates. Estimates of the production volume are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information.

Amortization of assets

Coal reserves, coal resources and rail access rights are amortized on a straight line basis or unit of production basis over the shorter of their useful lives and the contractual period. The expensing of overburden removal costs is based on saleable coal production over estimated economically recoverable reserves. The useful lives are estimated on the basis of the total proven and probable reserves of the coal mine. Proven and probable coal reserve estimates are updated at regular intervals and have taken into account recent production and technical information about each mine.

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

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As at December 31, 2010, the carrying amount of goodwill is RMB1,196,586,000 (2009: RMB1,305,345,000).

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. KEY SOURCES OF ESTIMATION UNCERTAINTY—Continued

Estimated impairment of property, plant and equipment

When there is an impairment indicator, the Group takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. Where the actual future cash flows are less than expected, a material impairment loss may arise. In estimating the future cash flows, the management have taken into account the recent production and technical advancement. As prices and cost levels change from year to year, the estimate of the future cash flow also changes. Notwithstanding the management has used all the available information to make their impairment assessment, inherent uncertainty exists on conditions of the mine and of the environment and actual written off may be higher than the amount estimated. As at December 31, 2010, the carrying amounts of property, plant and equipment is approximately RMB19,874,615,000 (2009: RMB18,877,134,000). During the year ended December 31, 2010, RMB1,491,000 was written off as expenses (2009: RMB14,199,000; 2008: nil). In addition, during the year ended December 31, 2010, impairment loss on property, plant and equipment of RMB97,559,000 was recognized (2009: nil) by the Group and details of this impairment are set out in note 24.

6. SEGMENT INFORMATION

The Group is engaged primarily in the coal mining business. The Group is also engaged in the coal railway transportation business. The Company does not currently have direct export rights in the PRC and all of its export sales is made through China National Coal Industry Import and Export Corporation (“National Coal Corporation”), Minmetals Trading Co., Ltd. (“Minmetals Trading”) or Shanxi Coal Imp. & Exp. Group Corp. (“Shanxi Coal Corporation”). The final customer destination of the Company’s export sales is determined by the Company, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. Certain of the Company’s subsidiaries and associates are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes and financial services in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of these businesses, which are currently included in the coal mining business segment, are insignificant to the Group. Certain of the Company’s subsidiaries are engaged in production of methanol and other chemical products, and invest in heat and electricity.

Gross revenue disclosed below is same as the turnover.

For management purposes, the Group is currently organized into three operating divisions - coal mining, coal railway transportation and methanol, electricity and heat supply. These divisions are the basis on which the Group reports its segment information.

Principal activities are as follows:

Coal mining	-	Underground and open-cut mining, preparation and sales of coal
Coal railway transportation	-	Provision of railway transportation services
Methanol, electricity and heat supply	-	Production and sales of methanol and electricity and related heat supply services

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. SEGMENT INFORMATION—Continued

The accounting policies of the reportable segments are the same as the Group’s accounting policies described in note 4. Segment profit represents the profit earned by each segment without allocation of corporate expenses and directors’ emoluments, results of associates, interest income, interest expenses and income tax expenses. This is the measure reported to the chief operating decision maker for the purposes of resource allocation and assessment of segment performance.

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the year ended December 31, 2010
	Coal mining	Coal railway transportation	Methanol, electricity and heat supply	Unallocated	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	32,590,911	513,282	840,059	—	—	33,944,252
Inter-segment	339,355	36,051	455,259	—	(830,665)	—

Total	32,930,266	549,333	1,295,318	—	(830,665)	33,944,252

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2010
	Coal mining	Coal railway transportation	Methanol, electricity and heat supply	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
RESULT
Segment results	11,096,252	51,554	(459,610)	—	10,688,196

Unallocated corporate expenses					(473,502)
Unallocated corporate income					2,669,925
Interest income					187,189
Share of profit of associates	2,102	—	6,768	—	8,870
Interest expenses					(603,343)

Profit before income taxes					12,477,335
Income taxes					(3,171,043)

Profit for the year					9,306,292

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. SEGMENT INFORMATION—Continued

BALANCE SHEET

	At December 31, 2010
	Coal mining	Coal railway transportation	Methanol, electricity and heat supply	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
ASSETS
Segment assets	57,600,041	637,184	5,083,532	63,320,757

Interests in associates	127,102	—	947,856	1,074,958
Interests in jointly controlled entities	751	—	—	751
Unallocated corporate assets				8,359,398

				72,755,864

LIABILITIES
Segment liabilities	5,170,012	38,782	2,653,337	7,862,131

Unallocated corporate liabilities				27,455,282

				35,317,413

OTHER INFORMATION

	For the year ended December 31, 2010
	Coal mining	Coal railway transportation	Methanol, electricity and heat supply	Unallocated	Corporate	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions (note 1)	3,297,996	34,498	452,838	—	2	3,785,334
Investments in associates	125,000	—	—	—	—	125,000
Amortization of intangible assets	341,003	5,014	3,638	—	—	349,655
Release of prepaid lease payments	9,760	5,372	2,826	—	—	17,958
Provision for inventories	—	—	4,411	—	—	4,411
Impairment loss on property, plant and equipment	—	—	97,559	—	—	97,559
Depreciation of property, plant and equipment	1,796,579	77,399	442,427	—	3,042	2,319,447
Written off of property, plant and equipment	—	—	1,491	—	—	1,491
Impairment losses reversed on accounts receivable and other receivables	(6,828)	—	1,905	—	—	(4,923)
Gain on disposal of a joint venture and subsidiaries	117,928	—	—	—	—	117,928

Note 1:	Capital additions include those arising from the acquisition of three subsidiaries during the year.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. SEGMENT INFORMATION—Continued

INCOME STATEMENT

	For the year ended December 31, 2009
	Coal mining	Coal railway transportation	Methanol, electricity and heat supply	Unallocated	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	19,947,748	267,345	462,045	—	—	20,677,138
Inter-segment	169,153	61,507	474,946	—	(705,606)	—

Total	20,116,901	328,852	936,991	—	(705,606)	20,677,138

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2009
	Coal mining	Coal railway transportation	Methanol, electricity and heat supply	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
RESULT
Segment results	6,353,496	(171,712)	(277,320)	—	5,904,464

Unallocated corporate expenses					(473,221)
Unallocated corporate income					2,288
Interest income					187,604
Share of profit of an associate	—	—	109,786	—	109,786
Interest expenses					(45,115)

Profit before income taxes					5,685,806
Income taxes					(1,553,312)

Profit for the year					4,132,494

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. SEGMENT INFORMATION—Continued

BALANCE SHEET

	At December 31, 2009
	Coal mining	Coal railway transportation	Methanol, electricity and heat supply	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
ASSETS
Segment assets	46,812,323	690,172	4,105,745	51,608,240

Interest in an associate	—	—	939,981	939,981
Interests in jointly controlled entities	1,257	—	—	1,257
Unallocated corporate assets				9,883,113

				62,432,591

LIABILITIES
Segment liabilities	5,358,455	85,695	2,005,549	7,449,699

Unallocated corporate liabilities				25,728,599

				33,178,298

OTHER INFORMATION

	For the year ended December 31, 2009
	Coal mining	Coal railway transportation	Methanol, electricity and heat supply	Unallocated	Corporate	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions (note 1)	24,086,467	11,401	1,219,970	—	6,954	25,324,792
Investments in jointly controlled entities	1,257	—	—	—	—	1,257
Amortization of intangible assets	44,274	—	4	—	—	44,278
Release of prepaid lease payments	9,606	5,372	2,049	—	—	17,027
Depreciation of property, plant and equipment	1,409,507	86,251	295,321	—	2,199	1,793,278
Written off of property, plant and equipment	13,609	—	590	—	—	14,199
Impairment losses reversed on accounts receivable and other receivables	(14,222)	—	588	—	—	(13,634)

Note 1:	Capital additions include the increase in goodwill during the year which represents RMB 766,816,000 and RMB 239,879,000 in respect of coal mining and methanol, electricity and heat supply segments respectively.

Note 2:	Capital additions and investments in jointly controlled entities include those arising from the acquisition of subsidiaries.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. SEGMENT INFORMATION—Continued

INCOME STATEMENT

	For the year ended December 31, 2008
	Coal mining	Coal railway transportation	Methanol, electricity and heat supply	Unallocated	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	24,933,349	255,713	98,361	—	—	25,287,423
Inter-segment	131,655	88,458	—	—	(220,113)	—

Total	25,065,004	344,171	98,361	—	(220,113)	25,287,423

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2008
	Coal mining	Coal railway transportation	Methanol, electricity and heat supply	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
RESULT
Segment results	9,678,304	(91,781)	(185,116)	—	9,401,407

Unallocated corporate expenses					(580,843)
Unallocated corporate income					7,401
Interest income					142,990
Share of loss of an associate	—	—	(67,367)	—	(67,367)
Interest expenses					(38,360)

Profit before income taxes					8,865,228
Income taxes					(2,385,617)

Profit for the year					6,479,611

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

GEOGRAPHICAL INFORMATION

The following table sets out the geographical information. The geographical location of sales to external customers is based on the location at which the services were provided or the goods delivered. The geographical location of the specified non-current assets is based on the physical location of the asset, in the case of property, plant and equipment, the location of the operation to which they are allocated, in the case of intangible assets and goodwill, and the location of operations, in the case of interests in associates and jointly controlled entities.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. SEGMENT INFORMATION—Continued

The geographical information of sales are as follows:

	Revenue from external customers
	For the year ended December 31,
	2010	2009	2008
	RMB’000	RMB’000	RMB’000
The PRC (place of domicile)	28,633,685	19,633,977	23,418,886
Australia	115,227	45,121	16,346
Others	5,195,340	998,040	1,852,191

Total	33,944,252	20,677,138	25,287,423

The geographical information of specified non-current assets are as follows:

	Specified non-current assets
	At December 31,
	2010	2009
	RMB’000	RMB’000
The PRC (place of domicile)	17,412,174	17,347,369
Australia	25,095,982	23,334,361

Total non-current assets	42,508,156	40,681,730

For the year ended December 31, 2010, the revenue from coal mining segment amounted to RMB32,590,911,000 (2009: RMB19,947,748,000; 2008: RMB24,933,349,000) which including sales to the Group’s largest customer located in the PRC of approximately RMB4,443,729,000 (2009: RMB3,122,684,000; 2008: RMB4,413,948,000). As at December 31, 2010, accounts receivable from this customer accounted for approximately 0% (2009: 0%) of the Group’s total accounts receivable. Other than this customer, there is no other customer whose sales accounted for 10% or more of the Group’s total revenue.

7. NET SALES OF COAL

	Year ended December 31,
	2010	2009	2008
	RMB’000	RMB’000	RMB’000
Coal sold in the PRC, gross	27,280,344	18,903,375	23,033,777
Less: Transportation costs	316,452	305,110	356,517

Coal sold in the PRC, net	26,963,892	18,598,265	22,677,260

Coal sold outside the PRC, gross	5,310,567	1,044,373	1,899,572
Less: Transportation costs	844,018	98,201	152,195

Coal sold outside the PRC, net	4,466,549	946,172	1,747,377

Net sales of coal	31,430,441	19,544,437	24,424,637

Net sales of coal represent the invoiced value of coal sold and are net of returns, discounts and transportation costs if the invoiced value includes transportation costs to the customers.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. COST OF SALES AND SERVICE PROVIDED

	Year ended December 31,
	2010	2009	2008
	RMB’000	RMB’000	RMB’000
Materials	2,017,681	1,482,653	1,616,865
Wages and employee benefits	4,695,000	3,281,578	2,624,821
Electricity	223,639	500,518	346,401
Depreciation	1,462,706	1,286,265	907,218
Land subsidence, restoration, rehabilitation and environmental costs	1,545,302	1,738,103	3,279,503
Annual fee and amortization of mining rights (note 23)	481,711	181,344	170,793
Transportation costs	76,171	86,618	131,301
Cost of traded coal	3,955,603	1,077,538	1,810,342
Business tax and surcharges	505,491	419,459	388,878
Others	1,838,019	535,915	925,009

	16,801,323	10,589,991	12,201,131

9. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2010	2009	2008
	RMB’000	RMB’000	RMB’000
Wages and employee benefits	1,347,221	1,402,920	1,374,698
Additional medical insurance	67,420	20,919	53,068
Staff training costs	65,097	35,398	24,412
Depreciation	298,895	168,334	114,451
Distribution charges	835,900	148,580	103,209
Resource compensation fees (note)	226,578	177,842	159,938
Repairs and maintenance	614,173	474,233	424,751
Research and development	70,606	46,321	106,516
Freight charges	24,540	28,556	20,247
Property, plant and equipment written off	1,491	14,199	—
Impairment loss on property, plant and equipment	97,559	—	—
Loss on disposal of property, plant and equipment	16,937	11,252	—
Legal and professional fees	71,152	88,320	76,328
Social welfare and insurance	135,341	101,693	138,264
Utilities relating to administrative buildings	368,063	239,439	147,737
Environmental protection	110,254	82,426	48,028
Travelling, entertainment and promotion	98,709	79,734	80,109
Foreign exchange losses	—	—	328,858
Coal price adjustment fund	289,652	266,876	264,815
Bonus payments	—	67,842	49,977
Others	354,316	365,357	316,625

	5,093,904	3,820,241	3,832,031

Note:

In accordance with the relevant regulations, the Group pays resource compensation fees (effectively a government levy) to the Ministry of Geology and Mineral Resources at the rate of 1% on the sales value of raw coal.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. OTHER INCOME

	Year ended December 31,
	2010	2009	2008
	RMB’000	RMB’000	RMB’000
Dividend income	4,504	2,288	7,401
Gain on sales of auxiliary materials	22,820	25,769	37,762
Government grants	43,273	29,839	3,500
Interest income from bank deposits	187,189	187,604	142,990
Interest income from entrusted loan	—	—	132,230
Exchange gain, net	2,665,421	46,151	—
Gain on disposal of a joint venture and subsidiaries	117,928	—	—
Others	66,946	19,368	27,610

	3,108,081	311,019	351,493

The above dividend income is from listed investments.

11. INTEREST EXPENSE

	Year ended December 31,
	2010	2009	2008
	RMB’000	RMB’000	RMB’000
Interest expenses on:
- bank borrowings wholly repayable within 5 years	594,679	18,838	20,537
- bank borrowings not wholly repayable within 5 years	5,369	11,396	15,899
- bills receivable discounted without recourse	2,695	13,665	75
Deemed interest expenses in respect of acquisition of Jining III	600	1,216	1,849

	603,343	45,115	38,360

12. INCOME TAXES

	Year ended December 31,
	2010	2009	2008
	RMB’000	RMB’000	RMB’000
Income taxes:
Current taxes	2,467,741	1,771,674	2,351,759
Under provision in prior years	10,085	42,221	265,390

	2,477,826	1,813,895	2,617,149
Deferred tax charge (note 38)	693,217	(260,583)	(231,532)

	3,171,043	1,553,312	2,385,617

The Company and its subsidiaries in the PRC are subject to a standard income tax rate of 25% on its taxable income (2009: 25%; 2008: 25%).

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. INCOME TAXES—Continued

The total charge for the year can be reconciled to the profit per the consolidated income statement as follows:

	Year ended December 31,
	2010	2009	2008
	RMB’000	RMB’000	RMB’000
Standard income tax rate in the PRC	25%	25%	25%
Standard income tax rate applied to income before income taxes	3,119,333	1,421,452	2,216,307

Reconciling items:
Tax effect of future development fund deductible for tax purposes	(18,601)	(20,436)	—
Deemed interest not deductible for tax purposes	150	304	462
Effect of income exempt from taxation	(242,252)	(64,170)	(74,491)
Reversal of impairment loss on doubtful debts not subject to tax	—	—	(11,398)
Deemed interest income from subsidiaries subject to tax	18,571	31,134	40,213
Tax effect of tax losses not recognized	150,590	135,268	28
Under provision in prior years	10,085	42,221	265,390
Utilization of unrecognized tax losses in prior years	—	—	(51,600)
Effect of tax rate differences in other taxation jurisdictions	135,942	1,504	—
Others	(2,775)	6,035	706

Income taxes	3,171,043	1,553,312	2,385,617

Effective income tax rate	25%	27%	27%

13. PROFIT FOR THE YEAR

	Year ended December 31,
	2010	2009	2008
	RMB’000	RMB’000	RMB’000
Profit for the year has been arrived at after charging:
Amortization of intangible assets	349,655	44,278	35,652
Depreciation of property, plant and equipment	2,319,447	1,793,278	1,140,809

Total depreciation and amortization	2,669,102	1,837,556	1,176,461

Release of prepaid lease payments	17,958	17,027	15,109
Auditors’ remuneration	16,763	12,401	10,157
Staff costs, including directors’ and supervisors’ emoluments	5,988,821	4,897,951	4,358,556
Retirement benefit scheme contributions (included in staff costs above)	785,051	1,092,817	867,808
Cost of inventories	16,167,748	9,219,686	11,986,520
Including: provision for inventories	4,411	—	—
Exchange loss, net and crediting:	—	—	328,858
Exchange gains, net	(2,665,421)	(46,151)	—
Gain on disposal of property, plant and equipment	—	—	(12,317)
Reversal of impairment loss on accounts receivable and other receivables	(4,923)	(13,634)	(4,369)

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS

(a) Directors’ and supervisors’ emoluments

Details of the directors’ and supervisors’ emoluments are as follows:

	For the year ended December 31, 2010
	Fees	Salaries, allowance and other benefits in kind	Retirement benefit scheme contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Independent non-executive directors
Pu Hongjiu	113	—	—	113
Zhai Xigui	113	—	—	113
Li Weian	113	—	—	113
Wang Junyan	113	—	—	113

	452	—	—	452

Executive directors
Wang Xin	—	—	—	—
Geng Jiahuai	—	—	—	—
Li Weimin	—	188	38	226
Shi Xuerang	—	—	—	—
Chen Changchun	—	—	—	—
Wu Yuxiang	—	269	54	323
Wang Xinkun	—	343	69	412
Zhang Baocai	—	312	62	374
Dong Yunqing	—	309	62	371

	—	1,421	285	1,706

Supervisors
Song Guo	—	—	—	—
Zhang Shengdong	—	—	—	—
Zhou Shoucheng	—	—	—	—
Zhen Ailan	—	—	—	—
Wei Huanmin	—	305	61	366
Xu Bentai	—	346	69	415

	—	651	130	781

Other management team
Jin Tai	—	189	38	227
Zhang Yingmin	—	189	38	227
He Ye	—	188	38	226
Tian Fengze	—	291	58	349
Shi Chenzhong	—	342	68	410
Qu Tianzhi	—	285	57	342
Ni Xinghua	—	328	66	394
Lai Cunliang	—	664	—	664

	—	2,476	363	2,839

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

No directors waived any emoluments in each of the year ended December 31, 2010, 2009 and 2008.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS—Continued

(b) Employees’ emoluments

The five highest paid individuals in the Group included no director for the year ended December 31, 2010 (2009: nil; 2008: nil). The emoluments of the five highest paid individuals (2009: five; 2008: five) were stated as follows:

	Year ended December 31,
	2010	2009	2008
	RMB’000	RMB’000	RMB’000
Salaries, allowance and other benefits in kind	4,411	6,380	6,787
Retirement benefit scheme contributions	228	574	611
Discretionary bonuses	28	228	242

	4,667	7,182	7,640

Their emoluments were within the following bands:

	Year ended December 31,
	2010	2009	2008
	No. of employees	No. of employees	No. of employees
Nil to HK$1,000,000	3	—	—
HK$1,000,001 to HK$1,500,000	1	3	3
HK$1,500,001 to HK$2,000,000	1	1	1
HK$2,000,001 to HK$2,500,000	—	1	1

15. DIVIDEND RECOGNIZED AS DISTRIBUTION DURING THE YEAR

	Year ended December 31,
	2010	2009	2008
	RMB’000	RMB’000	RMB’000
2009 final dividend, RMB0.250 per share (2009: 2008 final dividend RMB0.400; 2008: 2007 final dividend RMB0.170)	1,229,600	1,967,360	836,128

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

In the annual general meeting held on June 25, 2010, a final dividend in respect of the year ended December 31, 2009 was approved by the shareholders and paid to the shareholders of the Company.

The board of directors proposes to declare a final dividend of approximately RMB2,901,856,000 calculated based on a total number of 4,918,400,000 shares issued at RMB1 each, at RMB0.59 per share, in respect of the year ended December 31, 2010. The declaration and payment of the final dividend needs to be approved by the shareholders of the Company by way of an ordinary resolution in accordance with the requirements of the Company’s Articles of Association. A shareholders’ general meeting will be held for the purpose of considering and, if thought fit, approving this ordinary resolution.

16. EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share attributable to the equity holders of the Company for the years ended December 31, 2010, 2009 and 2008 is based on the profit attributable to the equity holders of the Company for the year of RMB9,281,386,000, RMB4,117,322,000 and RMB6,488,908,000 and on the 4,918,400,000 shares in issue, during each of the three years.

The earnings per ADS have been calculated based on the profit for the relevant periods and on one ADS, being equivalent to 10 H shares. The equivalent H shares to one ADS have been changed from 50 to 10 H shares from June 27, 2008. The new ADS were distributed to ADS holders on July 3, 2008.

No diluted earnings per share has been presented as there are no dilutive potential shares in issue during the years ended December 31, 2010, 2009 and 2008.

17. BANK BALANCES AND CASH/TERM DEPOSITS AND RESTRICTED CASH

Bank balances carry interest at market rates which ranged from 0.36% to 4.75% (2009: from 0.36% to 3.75%) per annum.

At the balance sheet dates, the short-term restricted cash, which carry interest at market rates of 0.36% - 4.53 % per annum (2009: 0.36%-3.47%), represents the bank deposits pledged to certain banks to secure banking facilities granted to the Group. The long-term amount represents the bank deposits placed as guarantee for the future payments of rehabilitation costs as required by the Australian government and as guarantee for borrowings. The long-term deposits carry interest rate of 5.20% (2009: of 4.41%) per annum.

The term deposits carry fixed interest rate of 2.25% to 4.80% (2009: 1.17% to 4.53%) per annum.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. BILLS AND ACCOUNTS RECEIVABLE

	At December 31,
	2010	2009
	RMB’000	RMB’000
Accounts receivable
- From third parties	439,646	357,282
- From a jointly controlled entity	53,450	81,329

Total accounts receivable	493,096	438,611
Less: Impairment loss	(5,406)	(4,542)

	487,690	434,069
Total bills receivable	9,529,570	4,289,853

Total bills and accounts receivable, net	10,017,260	4,723,922

Bills receivable represents unconditional orders in writing issued by or negotiated from customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties. The bills are non-interest bearing and have a maturity of six months.

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable based on the invoice dates at the balance sheet dates:

	At December 31,
	2010	2009
	RMB’000	RMB’000
1 - 90 days	4,738,930	2,592,713
91 - 180 days	5,278,330	2,131,209

	10,017,260	4,723,922

Before accepting any new customer, the Group assesses the potential customer’s credit quality and defines credit limits by customer. Limits attributed to customers are reviewed once a year.

There are no significant trade receivables which are past due but not yet impaired on both balance sheet dates. The Group does not hold any collateral over these balances. The average age of these receivables is 93 days (2009: 88 days). The management closely monitors the credit quality of accounts receivable and consider the balance that are neither past due nor impaired are of good credit quality.

The Group has provided fully for all receivables over 3 years because historical experience is such that receivables that are past due beyond 3 years are generally not recoverable. For receivable aged over 4 years and considered irrecoverable by the management will be written off.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. BILLS AND ACCOUNTS RECEIVABLE—Continued

An analysis of the impairment loss on bills and accounts receivable is as follows:

	At December 31,
	2010	2009
	RMB’000	RMB’000
Balance at January 1	4,542	29,509
Provided for the year	895	335
Written off recognized	—	(5,797)
Reversal	(31)	(19,505)

Balance at December 31	5,406	4,542

Included in the allowance for doubtful debts is an allowance of RMB5.4 million (2009: RMB 4.5 million) for individually impaired trade receivables, which are mainly due from corporate customers in the PRC and considered irrecoverable by the management after consideration on the credit quality of those individual customers, the ongoing relationship with the Group and the aging of these receivables. The impairment recognized represents the difference between the carrying amount of these trade receivables and the present value of the amounts. The Group does not hold any collateral over these balances.

19. INVENTORIES

	At December 31,
	2010	2009
	RMB’000	RMB’000
COST
Methanol	10,279	27,320
Auxiliary materials, spare parts and small tools	372,046	288,550
Coal products	1,263,791	570,490

	1,646,116	886,360

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20. PREPAYMENTS AND OTHER RECEIVABLES

	At December 31,
	2010	2009
	RMB’000	RMB’000
Advances to suppliers	243,210	75,623
Prepaid freight charges and related handling charges	—	5,232
Due from a jointly controlled entity (note)	115,480	66,321
Deposit for environment protection	254,193	226,252
Prepaid relocation costs of inhabitants	1,709,872	1,288,453
Others	290,931	206,348

	2,613,686	1,868,229

Included in the above balances as of December 31, 2010 is an impairment loss of RMB16,067,000 (2009: RMB21,854,000). During the year ended December 31, 2009, the Group wrote off impairment loss of RMB536,000.

The Group has provided fully for all receivables over 3 years because historical experience is such that receivables that are past due beyond 3 years are generally not recoverable. Receivable will be written off, if aged over 4 years and considered irrecoverable by the management after considering the credit quality of the individual party and the nature of the amount overdue.

Note: The amount due from a jointly controlled entity is unsecured, interest-free and has no fixed repayment term.

21. PREPAID LEASE PAYMENTS

	At December 31,
	2010	2009
	RMB’000	RMB’000
Current portion	18,280	17,121
Non-current portion	728,082	691,339

	746,362	708,460

The amounts represent prepaid lease payments for land use rights which are situated in the PRC and have a term of 45 to 50 years from the date of grant of land use rights certificates.

22. PREPAYMENT FOR RESOURCES COMPENSATION FEES

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

23. INTANGIBLE ASSETS

	Coal reserves	Coal resources	Technology	Rail access rights	Water Licenses	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
COST
At January 1, 2009	1,133,680	—	—	—	—	—	1,133,680
Exchange re-alignment	25,998	—	—	—	—	—	25,998
Additions for the year	—	—	—	—	—	233	233
Acquisition of Felix	13,782,538	3,859,559	153,235	41,523	7,356	3,812	17,848,023

At December 31, 2009 and at January 1, 2010	14,942,216	3,859,559	153,235	41,523	7,356	4,045	19,007,934
Exchange re-alignment	1,224,643	354,020	14,613	2,135	699	713	1,596,823
Acquisition of Yize	—	—	—	—	124,565	7,420	131,985
Additions for the year	—	25,921	—	1,317	—	8,114	35,352
Transfer	206,922	(206,922)	—	—	—	—	—
Disposal of a joint venture and subsidiaries	(539,070)	(127,293)	—	(41,410)	—	(348)	(708,121)

At December 31, 2010	15,834,711	3,905,285	167,848	3,565	132,620	19,944	20,063,973

AMORTIZATION
At January 1, 2009	93,973	—	—	—	—	—	93,973
Exchange re-alignment	3,009	—	—	—	—	—	3,009
Provided for the year	44,274	—	—	—	—	4	44,278

At December 31, 2009 and at January 1, 2010	141,256	—	—	—	—	4	141,260
Exchange re-alignment	8,601	—	—	11	—	100	8,712
Provided for the year	341,003	—	—	5,014	—	3,638	349,655
Disposal of a joint venture and subsidiaries	(63,976)	—	—	(4,773)	—	(69)	(68,818)

At December 31, 2010	426,884	—	—	252	—	3,673	430,809

CARRYING VALUES
At December 31, 2010	15,407,827	3,905,285	167,848	3,313	132,620	16,271	19,633,164

At December 31, 2009	14,800,960	3,859,559	153,235	41,523	7,356	4,041	18,866,674

The Parent Company and the Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay to the Parent Company, effective from September 25, 1997, an annual fee of RMB12,980,000 as compensation for the Parent Company’s agreement to give up the mining rights associated with the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine and Jining II. The annual fee is subject to change after a ten-year period. Up to the date of these financial statements, compensation fee of RMB5 per tonne of raw coal mined amounting to RMB140,708,000 (2009: RMB137,070,000) for the year has been preliminary agreed. The revised compensation fees are to be settled with governmental authority directly. The actual amount of compensation fee payable each year is still to be confirmed by the governmental authority.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

23. INTANGIBLE ASSETS—Continued

The other mining rights (coal reserves) are amortized on the following basis:

Amortization method
Jining III	Unit of production method
Zhaolou	Unit of production method
Tianchi	Unit of production method
Austar	Unit of production method
Ashton	Unit of production method
Moolarben	Unit of production method
Yarrabee	Unit of production method

Rail access rights are amortized on a straight line basis or unit of production basis over the life of the mine.

Technology has not yet reached the stage of commercial application and therefore is not amortized.

Water licenses are amortized over the life of coal mine. The mining activities of the relevant locations have not yet been started and therefore, no amortization was provided.

Other intangible assets namely represent computer software which is amortized on a straight line basis of 2.5 to 5 years over the useful life.

Amortization expense of the mining rights for the year of RMB341,003,000 (2009: RMB44,278,000) has been included in cost of sales and service provided. Amortization expense of other intangible assets for the year of RMB8,652,000 has been included in selling, general and administrative expenses.

At December 31, 2010, intangible assets with a carrying amount of approximately RMB18,297,975,000 (2009: RMB4,288,410,000) have been pledged to secure the borrowings of the Company’s subsidiaries (Note 35).

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24. PROPERTY, PLANT AND EQUIPMENT

	Freehold land in Australia	Buildings	Harbor works and crafts	Railway structures	Mining structures	Plant, machinery and equipment	Transportation equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
COST
At January 1, 2009	42,279	3,005,627	255,805	868,967	3,698,573	10,492,130	377,625	4,827,451	23,568,457
Exchange re-alignment	14,037	2,933	—	—	—	261,896	60	42,608	321,534
Acquisition of Hua Ju Energy	—	290,362	—	—	—	434,929	4,050	25,872	755,213
Acquisition of Felix	223,963	35,403	—	—	486,736	1,882,269	—	918,536	3,546,907
Additions	9,656	1,084	—	—	—	163,300	6,981	1,904,628	2,085,649
Transfers	577	481,045	—	480,557	994,476	4,553,842	21,366	(6,531,863)	—
Written off	—	—	—	—	—	—	—	(14,199)	(14,199)
Disposals	—	(39,410)	(2,127)	(2,936)	—	(359,180)	(36,637)	—	(440,290)

At December 31, 2009 and January 1, 2010	290,512	3,777,044	253,678	1,346,588	5,179,785	17,429,186	373,445	1,173,033	29,823,271
Exchange re-alignment	26,598	10,471	—	—	67,144	357,436	25	77,736	539,410
Acquisition of Yize	—	4,670	—	—	—	8	73	—	4,751
Additions	41,764	77,300	—	—	281,451	94,707	2,337	3,059,827	3,557,386
Transfers	10	89,868	—	95,596	271,913	2,897,788	23,330	(3,378,505)	—
Written off	—	—	—	—	—	—	—	(1,491)	(1,491)
Disposals	—	(18,055)	—	(27,588)	—	(514,073)	(10,279)	—	(569,995)
Disposal of a joint venture and subsidiaries	(66,076)	—	—	—	(87,366)	(173,670)	—	—	(327,112)

At December 31, 2010	292,808	3,941,298	253,678	1,414,596	5,712,927	20,091,382	388,931	930,600	33,026,220

ACCUMULATED DEPRECIATION AND IMPAIRMENT
At January 1, 2009	—	1,318,920	66,930	385,292	1,800,077	5,607,220	240,572	—	9,419,011
Exchange re-alignment	—	936	—	—	—	82,274	50	—	83,260
Provided for the year	—	220,440	12,010	35,765	86,087	1,399,981	38,995	—	1,793,278
Eliminated on disposals	—	(9,783)	(1,473)	(2,226)	—	(302,184)	(33,746)	—	(349,412)

At December 31, 2009 and January 1, 2010	—	1,530,513	77,467	418,831	1,886,164	6,787,291	245,871	—	10,946,137
Exchange re-alignment	—	890	—	—	7,470	56,790	20	—	65,170
Provided for the year	—	109,779	5,819	165,254	271,295	1,836,394	38,085	—	2,426,626
Impairment loss	—	15,356	—	4,127	—	78,076	—	—	97,559
Eliminated on disposals	—	(4,761)	—	(4,858)	—	(328,379)	(9,614)	—	(347,612)
Disposal a of a joint venture and subsidiaries	—	—	—	—	(9,799)	(26,476)	—	—	(36,275)

At December 31, 2010	—	1,651,777	83,286	583,354	2,155,130	8,403,696	274,362	—	13,151,605

CARRYING VALUES
At December 31, 2010	292,808	2,289,521	170,392	831,242	3,557,797	11,687,686	114,569	930,600	19,874,615

At December 31, 2009	290,512	2,246,531	176,211	927,757	3,293,621	10,641,895	127,574	1,173,033	18,877,134

The following estimated useful lives are used for the depreciation of property, plant and equipment, other than construction in progress and freehold land:

Buildings	10 to 30 years
Harbor works and crafts	40 years
Railway structures	15 to 25 years
Plant, machinery and equipment	2.5 to 25 years
Transportation equipment	6 to 18 years

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24. PROPERTY, PLANT AND EQUIPMENT—Continued

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

During the year ended December 31, 2010, the directors conducted a review of the Group’s mining assets and determined that a number of those assets were impaired, due to physical damage and technical obsolescence. Accordingly, an aggregate amount of RMB1,491,000 (2009: RMB14,199,000) have been written off in respect of construction in progress including railway projects and water engineering projects.

At December 31, 2010, property, plant and equipment with a carrying amount of approximately RMB4,361,373,000 (2009: RMB3,546,907,000) have been pledged to secure bank borrowings of the Group (Note 35).

In addition, the Group’s finance leases (Note 35) are secured by the property, plant and equipment held under the relevant finance leases with a carrying amount of RMB856,876,000 (2009: RMB651,981,000).

As a result of shortage in raw materials supply of methanol operations, the raw material prices continue to rise. Therefore the Group assessed the recoverable amount of property, plant and equipment and the Group recognized impairment loss of RMB97,559,000 (included in selling, general and administrative expenses) for the year ended December 31, 2010.

25. OVERBURDEN IN ADVANCE

	At December 31,
	2010	2009
	RMB’000	RMB’000
Overburden in advance - cost	149,351	350,676

Overburden in advance comprises the accumulation of expenses incurred to enable access to the coal seams, and includes direct removal costs, machinery and plant running costs. The deferred costs are presented after the deduction of the portion that has been transferred to the income statement in the period.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

26. GOODWILL

	2010	2009
	RMB’000	RMB’000
COST
At January 1	1,305,345	298,650
Acquisition of Hua Ju Energy	—	239,879
Acquisition of Felix	—	766,816
Disposal of a joint venture and subsidiaries	(181,883)	—
Exchange re-alignment	73,124	—

At December 31	1,196,586	1,305,345

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units that are expected to benefit from that business combination. The carrying amount of goodwill had been allocated as follows:

	2010	2009
	RMB’000	RMB’000
Coal Mining
- Jining II	10,106	10,106
- Shandong Yanmei Shipping Co., Ltd	10,046	10,046
- Heze	35,645	35,645
- Shanxi Group	145,613	145,613
- Felix	658,057	766,816

Coal Railway Transportation
- Railway Assets	97,240	97,240

Electricity and heat supply
- Hua Ju Energy	239,879	239,879

	1,196,586	1,305,345

The recoverable amounts of goodwill from each of the above cash generating units have been determined on the basis of value in use calculations. The recoverable amounts are based on certain similar key assumptions on discount rates, growth rates and expected changes in selling prices and direct cost. All value in use calculations use cash flow projections based on financial budgets approved by management covering a 5-year period, using a zero percent growth rate and with a discount rate of 8-10% (2009: 8%).

The cash flows beyond the 5-year period are extrapolated for 5 years using a zero percent growth rate. Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the same raw materials price inflation during the budget period. Expected cash inflows/outflows, which include budgeted sales, gross margin and raw material price inflation, have been determined based on past performance and management’s expectations for the market development. Management believes that any reasonably possible change in any of these assumptions would not cause the carrying amount of each of the above units to exceed the recoverable amount of each of the above units. During the years ended December 31, 2010 and 2009, management of the Group determined that there are no impairments of any of its cash-generating units containing goodwill.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

27. INVESTMENTS IN SECURITIES

The investments in securities represent available-for-sale equity investments:

	At December 31,
	2010	2009
	RMB’000	RMB’000
Equity securities listed on the SSE
- Stated at fair value	194,258	264,672
Unlisted equity securities	30,184	30,623

	224,442	295,295

Previously, the Group invested in certain state legal person shares of Shenergy Company Limited and Jiangsu Lian Yun Gang Port Corporation Limited. These shares were not tradable.

Pursuant to the share reform plan of Shenergy Company Limited carried out in 2006, the non-tradable legal person shares with the investment cost of RMB60,421,000 held by the Company were converted into tradable shares on August 17, 2006. Under this share reform plan, the Company has committed that the Company will not sell more than one-third of the shares held as of August 17, 2005 within one year after August 17, 2006; and two-third of the shares held as of August 17, 2005 within two years after August 17, 2006. This investment is presented as listed securities stated at fair value as at December 31, 2010 at the amount of RMB185,661,000 (2009：RMB254,046,000).

On April 26, 2007, Jiangsu Lian Yun Gang Port Corporation Limited became a public company with its shares listed in SSE. The Company has committed not to sell its holding, or transfer to others before April 28, 2008. This investment is presented as listed securities which amount to RMB8,597,000 as at December 31, 2010 (2009：RMB10,626,000).

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

28. INTERESTS IN ASSOCIATES

	At December 31,
	2010	2009
	RMB’000	RMB’000
Cost of investments in associates	1,025,000	900,000
Share of post-acquisition profit and other comprehensive income	49,958	39,981

	1,074,958	939,981

Information on major associates is as follows:

	Place of establishment and operation	Class of shares held	Principal activity	At December 31,
				2010	2009
Name of associate				Interest held	Interest held
Huadian Zouxian Power Generation Company Limited	PRC	Registered Capital	Electricity generation business	30%	30%
Yankuang Group Finance Company Limited	PRC	Registered Capital	Financial services	25%	—

Huadian Zouxian Power Generation Company Limited and Yankuang Group Finance Company Limited are held by the Company directly.

Summarized financial information in respect of the Group’s associates is set out below:

	At December 31,
	2010	2009
	RMB’000	RMB’000
Total assets	12,631,030	6,945,366
Total liabilities	(8,963,100)	(3,812,095)

Net assets	3,667,930	3,133,271

Group’s share of net assets of associates	1,074,958	939,981

	Year ended December 31,
	2010	2009
	RMB’000	RMB’000
Revenue	4,239,375	3,832,204

Profit for the year	30,968	365,954

Group’s share of profit of associates	8,870	109,786

Group’s share of other comprehensive income of associates	1,107	—

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

29. DEPOSITS MADE ON INVESTMENTS

	At December 31,
	2010	2009
	RMB’000	RMB’000
Shaanxi coal mine operating company	117,926	117,926
Inner Mongolia Rong Xin Chemical Co., Ltd.	—	1,320
Inner Mongolia Yi Feng Mining Investment Co., Ltd.	—	53,880
Inner Mongolia Da Xin Industrial Gases Co., Ltd.	—	1,800
Stamp duty paid	—	95
Inner Mongolia Haosheng Coal Mining Limited	2,045,753	—
Yijinhuoluo Qi Nalin Tao Hai Town An Yuan Coal Mine	1,080,000	—

	3,243,679	175,021

During 2006, the Company entered into a co-operative agreement with two independent third parties to establish a company for acquiring a coal mine in Shaanxi province for operations. The Company will have to invest approximately RMB196.8 million in order to obtain 41% equity interest. As at December 31, 2010, the Company made a deposit of RMB118 million (2009: RMB118 million) in relation to this acquisition. As at December 31, 2010, the relevant procedures to establish the new company are still in progress, and the establishment has not yet been completed.

During the year, the Company entered into a co-operative agreement with an independent third party to acquire the Yijinhuoluo Qi Nalin Tao Hai Town An Yuan Coal Mine at a consideration of RMB1,435 million. As at December 31, 2010, the Company made a deposit of RMB1,080 million on this investment. According to the agreement, the completion of acquisition is subject to the relevant approval from government authority. As at December 31, 2010, the transfer and the relevant procedures are still in progress and the acquisition has not yet been completed.

During the year, the Company entered into a co-operative agreement with three independent companies to acquire 51% equity interest of Inner Mongolia Haosheng Coal Mining Limited (‘Hao Sheng’) at a consideration of RMB6,649 million and to obtain the mining rights of the Shilawusu Coal Field (‘the mining right’) in name of Hao Sheng. As at December 31, 2010, the Company made a deposit of RMB2,046 million in relation to this acquisition. As at December 31, 2010, the relevant procedures are still in progress and the mining right has not yet been obtained. As the conditions of the acquisition is to obtain the mining right in name of Hao Sheng, hence the acquisition has not been completed.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

30. INTERESTS IN JOINTLY CONTROLLED ENTITIES

	At December 31,
	2010	2009
	RMB’000	RMB’000
Share of net assets	751	1,257

Information on major jointly controlled entities is as follows:

	Place of establishment and operation	Class of shares held	Principal activity	At December 31,
				2010		2009
Name of jointly controlled entity				Voting power	Interest held	Voting power	Interest held
Australian Coal Processing Holdings Pty Ltd (i)	Australia	Ordinary shares	Holding company	33.33%	60%	33.33%	60%
Ashton Coal Mines Limited (ii)	Australia	Ordinary shares	Real estate holder & sales company	33.33%	60%	33.33%	60%

(i)	A subsidiary of the Company holds 60% of the ordinary shares of Australian Coal Processing Holdings Pty Ltd. Under the shareholders agreement between the subsidiary and the remaining two shareholders, all major financial and operating policy decisions require a vote by directors who together represent shareholders holding 100% of the shares or a vote by shareholders who together hold 100% of the shares. Therefore decisions must be passed unanimously by directors or shareholders and the subsidiary’s voting power is equivalent to 33.33%.
(ii)	A subsidiary of the Company holds 60% of the ordinary shares of Ashton Coal Mines Limited. Under the shareholders agreement between the subsidiary and the remaining two shareholders, all major financial and operating policy decisions require a unanimous resolution of the shareholders. Therefore decisions must be passed unanimously by shareholders and the subsidiary’s voting power is equivalent to 33.33%.
(iii)	The above jointly controlled entities are held indirectly by the Company. These entities were obtained from the acquisition of Felix at the end of 2009 and therefore there was no share of profit or loss of jointly controlled entities in 2009.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

30. INTERESTS IN JOINTLY CONTROLLED ENTITIES—Continued

Summarized financial information in respect of the Group’s jointly controlled entities is set out below:

	At December 31,
	2010	2009
	RMB’000	RMB’000
Total assets	82,698	245,024
Total liabilities	(81,447)	(242,929)

Net assets	1,251	2,095

Group’s share of net assets of jointly controlled entities	751	1,257

	Year ended December 31,
	2010	2009
	RMB’000	RMB’000
Revenue	2,029,948	—

Loss for the year	(770)	—

Group’s share of net loss of jointly controlled entities	(462)	—

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

31. INTERESTS IN JOINT VENTURES

Information on major joint ventures (other than jointly controlled entities) is as follows:

	Place of establishment and operation	Principal activity	At December 31,
			2010	2009
Name of joint venture			Interest held	Interest held
Boonal joint venture	Australia	Provision of a coal haul road and train load out facilities	50%	50%
Athena joint venture	Australia	Coal exploration	51%	51%
Ashton joint venture	Australia	Development and operation of open-cut and underground coal mines	60%	60%
Moolarben joint venture	Australia	Development and operation of open-cut and underground coal mines	80%	80%

The above joint ventures are established and operated as unincorporated businesses and are held indirectly by the Company. These joint ventures are consolidated into the Company’s consolidated financial statements due to the acquisition of Felix. Therefore results of joint ventures were not shared by the Group during 2009.

The Group’s interest in the assets and liabilities of the joint ventures are set out below:

	At December 31,
	2010	2009
	RMB’000	RMB’000
Current assets	588,626	537,378
Non-current assets	19,264,652	18,677,130
Current liabilities	(218,206)	(326,604)
Non-current liabilities	(57,218)	(30,327)

	19,577,854	18,857,577

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

31. INTERESTS IN JOINT VENTURES—Continued

The Group’s share of revenue, expenses and profit before income tax of the joint ventures are set out below:

	Year ended December 31,
	2010	2009
	RMB’000	RMB’000
Revenue	28,834	—
Expenses	(2,138,986)	—

Loss before income tax	(2,110,152)	—

The assets and liabilities as at December 31, 2009 included the Minerva joint venture disposed of during the year (note 45).

32. BILLS AND ACCOUNTS PAYABLE

	At December 31,
	2010	2009
	RMB’000	RMB’000
Accounts payable
- To third parties	1,420,042	1,242,349
- To a jointly controlled entity	7,943	5,667

	1,427,985	1,248,016
Bills payable	126,459	118,960

	1,554,444	1,366,976

The following is an aged analysis of bills and accounts payable based on the invoice dates at the balance sheet date:

	At December 31,
	2010	2009
	RMB’000	RMB’000
1 - 90 days	1,321,149	1,153,686
91 - 180 days	78,647	84,400
181 - 365 days	23,607	46,955
1 - 2 years	131,041	81,935

	1,554,444	1,366,976

The average credit period for accounts payable and bills payable is 90 days. The Group has financial risk management policies in place to ensure that all payables are within the credit timeframe.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

33. OTHER PAYABLES AND ACCRUED EXPENSES

	At December 31,
	2010	2009
	RMB’000	RMB’000
Customers’ deposits	1,378,811	1,488,748
Accrued wages	823,655	578,679
Other taxes payable	280,028	166,604
Payables in respect of purchases of property, plant and equipment and construction materials	324,136	643,674
Accrued freight charges	5,466	58,119
Accrued repairs and maintenance	24,177	35,846
Accrued utility expenses	8,516	18,829
Staff welfare payable	96,501	122,487
Withholding tax payable	258	1,869
Deposits received from employees	9,946	14,469
Coal Price adjustment fund	36,031	34,764
Accrued land subsidence, restoration, rehabilitation and environmental costs	691	78,356
Payable on compensation fee of mining rights	412,919	272,210
Payables by Felix to companies related to its directors (note)	—	602,597
Others	419,836	324,583

	3,820,971	4,441,834

Note:	To assist with the funding of the dividend paid to Felix’s shareholders prior to the acquisition by the Group, certain Felix’s directors, through their related entities, loaned unsecured funds to Felix. The amounts due have been fully repaid during the year.

34. PROVISION FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

	2010	2009
	RMB’000	RMB’000
Balance at January 1	1,608,808	450,979
Acquisition of Felix	—	48,170
Disposal of a joint venture and subsidiaries	(6,878)	—
Exchange re-alignment	12,791	—
Additional provision in the year	1,532,200	1,733,325
Utilization of provision	(693,690)	(623,666)

Balance at December 31	2,453,231	1,608,808

Presented as:
Current portion	2,300,637	1,564,106
Non-current portion	152,594	44,702

	2,453,231	1,608,808

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

34. PROVISION FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS—Continued

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

35. BORROWINGS

	At December 31,
	2010	2009
	RMB’000	RMB’000
Current liabilities
Bank borrowings
- Unsecured borrowings (i)	156,278	22,000
- Secured borrowings (ii)	375,978	919,410
Finance leases (iii)	82,669	656,703

	614,925	1,598,113
Non-current liabilities
Bank borrowings
- Unsecured borrowings (i)	789,962	154,000
- Secured borrowings (ii)	20,871,536	20,757,728
Finance leases (iii)	739,335	—

	22,400,833	20,911,728

Total borrowings	23,015,758	22,509,841

(i) Unsecured borrowings are repayable as follows:

	At December 31,
	2010	2009
	RMB’000	RMB’000
Within one year	156,278	22,000
More than one year, but not exceeding two years	679,962	22,000
More than two years, but not more than five years	66,000	66,000
More than five years	44,000	66,000

Total	946,240	176,000

The balance as of December 31, 2010 represented a borrowing obtained by Shanxi Tianchi before the Company acquired it and three new borrowings obtained by Australian subsidiaries during the year. The loan of Shanxi Tianchi amounting to RMB154,000,000 (2009: RMB176,000,000) carried interest at 5.94% (2009: 5.94%) per annum and is subject to adjustment based on the interest rate stipulated by the People’s Bank of China (“PBOC”). The loan is repayable by 20 instalments over a period of 12 years, with the first instalment due in May 2008. The amount is guaranteed by the Parent Company.

The total unsecured borrowings of Australian subsidiaries amounting to RMB792,240,000 (AUD 118,000,000) carried interest at three-month BBSY plus a margin of 1.5% (approximately 6.3%).

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

35. BORROWINGS—Continued

(ii) Secured borrowings are repayable as follows:

	At December 31,
	2010	2009
	RMB’000	RMB’000
Within one year	375,978	919,410
More than one year, but not exceeding two years	6,925,847	6,930,623
More than two years, but not more than five years	13,945,689	13,827,105

Total	21,247,514	21,677,138

Included in the balance as of December 31, 2010 are loans amounting to RMB20,133,007,000 (USD3,040,000,000) (2009: RMB20,757,728,000) obtained by the Group for the purpose of settling the consideration in respect of acquisition of Felix. The borrowings of RMB19,205,829,000 (USD2,900,000,000) (2009: RMB19,801,780,000) and of RMB927,178,000 (USD 140,000,000) (2009: RMB955,948,000) carried interest at three-month LIBOR plus a margin of 0.75% (approximately 1.05%) and at three-month LIBOR plus a margin of 0.8% (approximately 1.10%) respectively. The borrowings are guaranteed by the Company, counter-guaranteed by the Parent Company and secured by the Group’s term deposit (Note 17).

Included in the balance as of December 31, 2010 were three new short term borrowings amounting to RMB161,133,000 (AUD24,000,000) carried interest at BBSY plus a margin of 1.8% (approximately 6.6%). The remaining borrowing attributable to Felix amounting to RMB953,374,000 (AUD142,000,000) (2009:RMB919,410,000) carried interest at BBSY plus a margin of 3.8% (approximately 8.6%) (2009: approximately 7.6%) and was obtained prior to the acquisition of Felix. These borrowings and the finance leases are secured by the Group’s property, plant and equipment (Note 24) and intangible assets (Note 23) and are also secured by a floating charge over the other assets of Felix.

(iii) Finance leases are repayable as follows:

	At December 31,
	2010	2009
	RMB’000	RMB’000
Minimum lease payments
Within one year	152,740	841,590
More than one year, but not exceeding two years	150,125	—
More than two years, but not more than five years	747,900	—

	1,050,765	841,590
Less: Future finance charges	(228,761)	(184,887)

Present value of lease payments	822,004	656,703

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

35. BORROWINGS—Continued

(iii) Finance leases are repayable as follows:—Continued

	At December 31,
	2010	2009
	RMB’000	RMB’000
Present value of minimum finance lease payments
Within one year	82,669	656,703
More than one year, but not exceeding two years	88,144	—
More than two years, but not more than five years	651,191	—

	822,004	656,703
Less: amounts due within one year and included in current liabilities	(82,669)	(656,703)

Amounts due after one year and included in non-current liabilities	739,335	—

Breach of loan agreement:

The bank borrowings and finance leases granted to Felix have a number of provisions including the satisfaction of minimum net assets value and the proportion of forward contracts by Felix as at balance sheet date.

At December 31, 2009, Felix breached the above loan provisions. As a result of the breach, long term portions of the bank borrowings and finance leases of RMB919,410,000 and RMB654,546,000 respectively have been reclassified as current liabilities. In April 2010, Felix has obtained the waiver letter from the relevant lenders. The lenders agreed not to demand immediate payments from Felix and the terms of borrowings remained unchanged. Under the original borrowing terms, the bank borrowings and finance leases shall be repaid as follows:

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

654,546

As at December 31, 2010, the Group did not breach any loan provisions.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

36. DERIVATIVE FINANCIAL INSTRUMENTS

	At December 31,
	2010	2009
	RMB’000	RMB’000
Derivatives used for cash flow hedging:
Current assets
- Forward foreign exchange contracts	239,476	37,760

Current liabilities
- Forward foreign exchange contracts	12,269	23,980
- Interest rate swap contracts	153,909	4,353

	166,178	28,333

During the year ended December 31, 2010, the Group’s subsidiaries in Australia entered into forward foreign exchange contracts to sell or purchase specified amounts of foreign currencies in the future at stipulated exchange rates. The objective of entering into the forward foreign exchange contracts is to reduce the foreign exchange rate related volatility of revenue stream and capital expenditure and thereby assist in risk management for the Group. The outstanding sell United States dollars contracts are hedging highly probable forecasted sales of coal, whereas the outstanding buy United States dollars, Euro and Yen contracts relate to the purchase of mining equipment.

As at December 31, 2010, the outstanding notional amount to sell United States dollars (sell United States dollars and buy Australian dollars) was approximately RMB4,169 million (2009: RMB1,143 million), all maturing within one year (2009: within one year) with forward rates ranging from 0.8369 to 0.9887 (2009: floor price and ceiling price of 0.7661 and 0.9044 respectively).

As at December 31, 2010, the outstanding notional amount to buy United States dollars (buy United States dollars and sell Australian dollars), buy Euro (buy Euro and sell Australian dollars) and buy Yen (buy Yen and sell Australian dollars) was approximately RMB79 million (2009: RMB74 million), nil (2009: RMB27 million) and RMB9 million (2009: RMB72 million) respectively, all maturing within one year (2009: within six months) with forward rates of approximately 0.8811 (2009: 0.753), nil (2009: 0.552) and floor price and ceiling price of 63.5 and 65 (2009: floor price and ceiling price of 71.7 and 72.7) respectively.

The Group’s Australian subsidiaries also entered into contracts with banks to hedge a proportion of borrowings issued at variable interest rates through the use of floating-to-fixed interest rate swap contracts. As at December 31, 2010, the outstanding notional amount was approximately RMB1,503 million (2009: RMB282 million), maturing within three years (2009: within three years) at a hedge period of 3 months with floating rate and fixed rate of approximately 5.09% and 5.8312% respectively (2009: 4.2783% and 5.89%).

The Company also entered into contracts with three banks to hedge a proportion of borrowings issued at variable interest rates through the use of floating-to-fixed interest rate swap contracts. As at December 31, 2010, the outstanding notional amount was approximately RMB9,934 million (USD 1,500,000,000), maturing within four years at a hedge period of 3 months with floating rate as LIBOR + 0.75% and fixed rate of approximately 2.75%, 2.42% and 2.41% for the three contracts respectively. The non-current portion of the derivatives is not material and is included in current portion.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

36. DERIVATIVE FINANCIAL INSTRUMENTS—Continued

For the year ended December 31, 2009, no ineffective hedging portion has been included in the consolidated income statement. The effective hedging portion was recognized as current portion of derivative financial instruments in the consolidated balance sheet. For the year ended December 31, 2010, the ineffective hedging portion of the changes in fair values of the forward foreign exchange contracts of approximately RMB10 million was recognized as selling, general and administrative expenses in the consolidated income statement.

The fair values of the forward foreign exchange contracts are estimated based on the discounted cash flows between the contract forward rate and spot forward rate. The fair values of the interest rate swap contracts are estimated based on the discounted cash flows between the contract floating rate and the contract fixed rate.

37. LONG-TERM PAYABLE

	At December 31,
	2010	2009
	RMB’000	RMB’000
Current liabilities
- Deferred income of sale and leaseback	3,179	2,902
- Deferred payment for acquisition of interests in Minerva (i)	3,357	3,065

	6,536	5,967

Non-current liabilities
- Deferred income of sale and leaseback	7,946	10,156
- Deferred payment for acquisition of interests in Minerva (i)	12,991	12,244
- Others	7,980	3,980

	28,917	26,380

Total	35,453	32,347

(i)	The carrying value of the deferred payment for acquisition of interests in Minerva is based on cash flows discounted using a rate of 7.5%.
(ii)	Felix incurred the deferred income of sale and leaseback and deferred payment for acquisition of interests in Minerva prior to its acquisition by the Group.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

38. DEFERRED TAXATION

	Available-for-sale investment	Accelerated tax depreciation	Fair value adjustment on mining rights (coal reserves)	Temporary differences on income and expenses recognized	Tax losses	Cash flow hedge reserve	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2009	(19,317)	(239,346)	(37,961)	225,125	66,914	8,831	4,246
Exchange re-alignment	—	—	—	(8,077)	—	—	(8,077)
Acquisition of Hua Ju Energy	—	—	—	2,017	—	—	2,017
Acquisition of Felix	—	—	(596,585)	(929,508)	554,300	(1,318)	(973,111)
Charge to other comprehensive income	(31,306)	—	—	—	—	(11,780)	(43,086)
(Charge) Credit to the consolidated income statement (note 12)	—	(61,880)	1,513	378,493	(57,543)	—	260,583

Balance at January 1, 2010	(50,623)	(301,226)	(633,033)	(331,950)	563,671	(4,267)	(757,428)
Exchange re-alignment	—	(3,897)	(40,040)	(30,255)	53,752	—	(20,440)
Disposal of a joint venture and subsidiaries	—	—	2,229	(5,653)	—	—	(3,424)
Credit (Charge) to other comprehensive income	21,818	—	—	—	—	(24,350)	(2,532)
Credit (Charge) to the consolidated income statement (note 12)	—	(230)	(32,738)	(406,304)	(253,945)	—	(693,217)

Balance at December 31, 2010	(28,805)	(305,353)	(703,582)	(774,162)	363,478	(28,617)	(1,477,041)

The temporary differences on income and expenses recognized mainly arose in respect of unpaid provision of salaries and wages, provisions of compensation fees for mining rights and land subsidence, restoration, rehabilitation and environmental costs and also included payments on certain expenses such as exploration costs and certain income in Australia.

The following is the analysis of the deferred tax balances for financial reporting purposes:

	2010	2009
	RMB’000	RMB’000
Deferred tax assets	1,124,166	1,027,659
Deferred tax liabilities	(2,601,207)	(1,785,087)

	(1,477,041)	(757,428)

At the balance sheet date, the Group has unused tax losses of RMB2,778 million (2009: RMB2,884 million) contributed by the subsidiaries available for offset against future profits. A deferred tax asset has been recognized in respect of RMB1,212 million (2009: RMB1,882 million) of such losses. No deferred tax asset has been recognized in respect of the remaining RMB1,566 million (2009: RMB1,002 million) due to the unpredictability of future profit streams. Included in unrecognized tax losses are losses of RMB106 million that will expire in 2012, losses of RMB 298 million that will expire in 2013 and losses of RMB357 million that will expire in 2014 (2009: losses of RMB55 million that will expire in 2011, losses of RMB106 million that will expire in 2012, losses of RMB298 million that will expire in 2013 and losses of RMB357 million that will expire in 2014). Other losses may be carried forward indefinitely.

By reference to financial budgets, management believes that there will be sufficient future profits for the realization of deferred tax assets which have been recognized in respect of tax losses.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

39. SHAREHOLDERS’ EQUITY

Share capital

The Company’s share capital structure at the balance sheet date is as follows:

	Domestic invested shares		Foreign invested shares H shares (including H shares represented by ADS)	Total
	State legal person shares (held by the Parent Company)	A shares

Number of shares
At January 1, 2009, January 1, 2010 and December 31, 2010	2,600,000,000	360,000,000	1,958,400,000	4,918,400,000

	Domestic invested shares		Foreign invested shares H shares (including H shares represented by ADS)	Total
	State legal person shares (held by the Parent Company)	A shares
	RMB’000	RMB’000	RMB’000	RMB’000
Registered, issued and fully paid
At January 1, 2009, January 1, 2010 and December 31, 2010	2,600,000	360,000	1,958,400	4,918,400

Each share has a par value of RMB1.

The Company has completed the implementation of the share reform plan on April 3, 2006 and the non-tradable legal person shares held by the Parent Company become tradable shares. The Parent Company guaranteed that it would not trade these shares in the market within 48 months from that day. As part of the share reform plan, the Parent Company agreed that the Group can participate in the investment and joint development in the oil production project of the Parent Company. Up to the issue of these financial statements, there is no progress on the project development and hence the shares held by the Parent Company are still not yet tradeable.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

39. SHAREHOLDERS’ EQUITY—Continued

Reserves

Future Development Fund

Pursuant to regulation in the PRC, the Company, Shanxi Tianchi and Heze are required to transfer an annual amount to a future development fund at RMB6 per tonne of raw coal mined. The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

Shanxi Tianchi is required to transfer an additional amount at RMB5 per tonne of raw coal mined from 2008 onwards as coal mine transformation fund.

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

In accordance with the regulations of the State Administration of Work Safety, the Company has a commitment to incur RMB8 (Shanxi Tianchi: RMB15) for each tonne of raw coal mined from May 1, 2004 which will be used for enhancement of safety production environment and improvement of facilities (“Work Safety Cost”). In prior years, the work safety expenditures are recognized only when acquiring the fixed assets or incurring other work safety expenditures. The Company, Heze and Shanxi Tianchi make appropriation to the future development fund in respect of unutilized Work Safety Cost from 2008 onwards. In accordance with the regulations of the State Administration of Work Safety, the Company’s subsidiaries, Hua Ju Energy and Yulin, have a commitment to incur Work Safety Cost at the rate of: 4% of the sales income for the year below RMB10 million; 2% of the actual sales income for the year between RMB10 million and RMB100 million (included); 0.5% of the actual sales income for the year between RMB100 million and RMB1 billion (included); 0.2% of the actual sales income for the year above RMB1 billion. The unutilized Work Safety Cost at December 31, 2010 was RMB431,779,000.

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

39. SHAREHOLDERS’ EQUITY—Continued

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

The Company’s distributable reserve as at December 31, 2010 is the retained earnings computed under PRC GAAP which amounted to approximately RMB19,727,074,000 (At December 31, 2009: RMB15,062,956,000).

40. CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt and equity balance. The Group’s overall strategy remains unchanged from prior year.

The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 35 and equity attributable to equity holders of the Company, comprising issued share capital, reserves and retained earnings, and amounted to RMB60,347,644,000 (2009: RMB51,661,648,000) as at December 31, 2010.

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

41. FINANCIAL INSTRUMENT

41a. Categories of financial instruments

	At December 31,
	2010	2009
	RMB’000	RMB’000
Financial assets
Loans and receivables (including cash and cash equivalents)	21,468,083	17,515,714
Available-for-sale financial assets	224,442	295,295
Derivative financial instruments (financial instruments at fair value)	239,476	37,760

Financial liabilities
Amortized cost	26,757,425	27,262,173
Derivative financial instruments (financial instruments at fair value)	166,178	28,333

41b. Financial risk management objectives and policies

The Group’s major financial instruments include available-for-sale equity instrument, bills and accounts receivable, other receivables, bank balances and cash, term deposits, restricted cash, derivative financial instrument, bills and accounts payable, other payables, borrowings and amount due to Parent Company and its subsidiary companies. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. There has been no significant change to the Group’s exposure to market risk or the manner in which it manages and measures the risk.

Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group.

At December 31, 2010 and 2009, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group arising from the failure to perform their obligations in relation to each class of recognized financial assets is the carrying amount of those assets as stated in the consolidated balance sheet.

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

41. FINANCIAL INSTRUMENT—Continued

41b. Financial risk management objectives and policies—Continued

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

For the years ended December 31, 2010, 2009 and 2008, net sales to the Group’s five largest customers accounted for approximately 24.7%, 28.7% and 32.8%, respectively, of the Group’s total net sales. Net sales to the Group’s largest customer accounted for 13.0%, 15.4% and 17.7% of the Group’s net sales for the years ended December 31, 2010, 2009 and 2008, respectively. The Group’s largest customer was Huadian Power International Corporation Limited (“Huadian”) for the years ended December 31, 2010, 2009 and 2008.

Details of the accounts receivable from the five customers with the largest receivable balances at December 31, 2010 and 2009 are as follows:

	Percentage of accounts receivable
	At December 31,
	2010	2009

Five largest receivable balances	58.43%	62.18%

The management considers the strong financial background and good creditability of these customers, and there is no significant uncovered credit risk.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

41. FINANCIAL INSTRUMENT—Continued

41b. Financial risk management objectives and policies—Continued

Credit risk—Continued

The table below shows the credit limit and balance of 5 major counterparties at the balance sheet date:

		31.12.2010		31.12.2009
Counterparty	Location	Credit limit	Carrying amount	Credit limit	Carrying amount
		RMB’000	RMB’000	RMB’000	RMB’000
		(note)		(note)
Company A	Australia	Not applicable	64,170	Not applicable	—
Company B	Korea	Not applicable	59,133	Not applicable	51,235
Company C	Korea	Not applicable	58,773	Not applicable	54,959
Company D	Australia	Not applicable	53,450	Not applicable	81,329
Company E	Japan	Not applicable	52,600	Not applicable	—
Company F	The PRC	Not applicable	—	Not applicable	43,592
Company G	The PRC	Not applicable	—	Not applicable	41,615

			288,126		272,730

Note:	Customers in other countries of Australian subsidiaries have not been granted the credit limit. Australian subsidiaries generally make annual sales arrangements with customers.

The Group’s geographical concentration of credit risk is mainly in East Asia (excluding the PRC) and Australia. As at December 31, 2010 and 2009, over 85% and 91% of the Group’s total trade receivables were from Australia and from East Asia (excluding the PRC) respectively.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

41. FINANCIAL INSTRUMENT—Continued

41b. Financial risk management objectives and policies—Continued

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

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities in currencies other than the functional currencies of the relevant group entities at the balance sheet date are as follows:

	Liabilities		Assets
	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000
United States Dollar (“USD”)	20,516,314	20,757,943	902,402	1,311,500
Euro (“EUR”)	—	—	222	3,611
Hong Kong Dollar (“HKD”)	—	—	6,062	7,309
Notional amounts of sell USD foreign exchange contracts used for hedging	—	—	4,169,000	1,143,416
Notional amounts of buy USD foreign exchange contracts used for hedging	79,000	73,713	—	—
Notional amounts of buy EUR foreign exchange contracts used for hedging	—	26,541	—	—
Notional amounts of buy Yen foreign exchange contracts used for hedging	9,000	71,511	—	—

The sales of the Group’s subsidiaries in Australia are mainly export sales and some of their fixed assets are imported from overseas. Their foreign exchange hedging policy is disclosed in note 36. The Group’s operations in the PRC do not adopt any foreign exchange hedging policy.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

41. FINANCIAL INSTRUMENT—Continued

41b. Financial risk management objectives and policies—Continued

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

	USD Impact (note i)		HKD Impact (note i )
	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000
Increase (Decrease) to profit and loss
- if RMB weakens against respective foreign currency	35,312	49,390	227	274
- if RMB strengthens against respective foreign currency	(35,312)	(49,390)	(227)	(274)

	USD Impact (note ii)
	2010	2009
	RMB’000	RMB’000

Increase (Decrease) to profit and loss
- if AUD weakens against respective foreign currency	(718,045)	(739,749)
- if AUD strengthens against respective foreign currency	718,045	739,749

Increase (Decrease) to shareholders’ equity
- if AUD weakens against respective foreign currency	(725,998)	(740,615)
- if AUD strengthens against respective foreign currency	725,998	740,615

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

41. FINANCIAL INSTRUMENT—Continued

41b. Financial risk management objectives and policies—Continued

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

(ii) Interest rate risk

The Group is exposed to cash flow interest rate risk in relation to variable-rate bank balances, term deposits, restricted cash (see note 17 for details of these bank balances) and bank borrowings (see note 35 for details of these borrowings).

The interest rate hedging policy of the Group is disclosed in note 36.

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

41. FINANCIAL INSTRUMENT—Continued

41b. Financial risk management objectives and policies—Continued

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

	2010	2009
	RMB’000	RMB’000

Increase (Decrease) to profit and loss
-If increases by 100 basis points	(71,946)	(61,818)
-If decreases by 100 basis points	71,946	61,818

Increase (Decrease) to shareholders’ equity
-If increases by 100 basis points	(34,692)	(61,818)
-If decreases by 100 basis points	34,692	61,818

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

41. FINANCIAL INSTRUMENT—Continued

41b. Financial risk management objectives and policies—Continued

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

Liquidity and interest risk tables

	Weighted average effective interest rate	Less than 3 months	3-6 months	6 months to 1 year	1-5 years	5+ years	Total undiscounted cash flow	Carrying amount at 12.31
	%	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2010
Non-derivative financial liabilities
Bills and accounts payables	N/A	1,539,098	15,346	—	—	—	1,554,444	1,554,444
Other payables	N/A	1,732,092	—	—	—	—	1,732,092	1,732,092
Amount due to Parent Company and its subsidiary companies	N/A	438,783	—	—	—	—	438,783	438,783
Finance leases	6.9%-12.47%	38,185	38,185	76,370	898,025	—	1,050,765	822,004
Bank borrowings - variable rate	1.05%-7.6%	144,597	449,854	284,383	22,674,270	50,722	23,603,826	22,193,754
Long-term payable	N/A	1,626	—	1,576	10,968	2,337	16,507	16,348

		3,894,381	503,385	362,329	23,583,263	53,059	28,396,417	26,757,425

Financial guarantees issued
Maximum amount guaranteed (note)	N/A	—	—	—	—	532,607	532,607	—

Derivative financial instruments – gross settlement
Forward foreign exchange contracts - Outflow	N/A	14,747	41,098	32,155	—	—	88,000	88,000

Derivative financial instruments – net settlement
Interest rate swap contracts	N/A	38,297	37,103	67,529	10,980	—	153,909	153,909

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

41. FINANCIAL INSTRUMENT—Continued

41b. Financial risk management objectives and policies—Continued

Liquidity risk—Continued

	Weighted average effective interest rate	Less than 3 months	3-6 months	6 months to 1 year	1-5 years	5+ years	Total undiscounted cash flow	Carrying amount at 12.31
	%	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2009
Non-derivative financial liabilities
Bills and accounts payables	N/A	1,306,265	60,711	—	—	—	1,366,976	1,366,976
Other payables	N/A	2,612,165	—	—	—	—	2,612,165	2,612,165
Amount due to Parent Company and its subsidiary companies	N/A	757,882	—	—	—	—	757,882	757,882
Finance Leases	6.9%-12.47%	656,703	—	—	—	—	656,703	656,703
Bank borrowings - variable rate	4.02%-7.6%	919,410	11,254	11,588	24,930,041	92,394	25,964,687	21,853,138
Long-term payable	N/A	1,532	—	1,532	15,324	3,065	21,453	15,309

		6,253,957	71,965	13,120	24,945,365	95,459	31,379,866	27,262,173

Financial guarantees issued
Maximum amount guaranteed (note)	N/A	—	—	—	—	286,181	286,181	—

Derivative financial instruments – gross settlement
Forward foreign exchange contracts - Outflow	N/A	100,254	71,511	—	—	—	171,765	171,765

Derivative financial instruments – net settlement
Interest rate swap contracts	N/A	4,353	—	—	—	—	4,353	4,353

Note:	the amount presented is the maximum contractual presented under guarantees issued.

41c. Fair values

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

41. FINANCIAL INSTRUMENT—Continued

41c. Fair values—Continued

Fair values of financial assets and financial liabilities are determined as follows:

The following table presents the carrying value of financial instruments measured at fair value across the three levels of the fair value hierarchy defined in IFRS 7 (Amendment). The levels of fair value are defined as follows:

Level 1:	fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets and liabilities;

Level 2:	fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3:	fair value measurements are those derived from valuation techniques that include inputs for the assets or liability that are not based on observable market data (unobservable inputs).

	Level 1	Level 2	Level 3	At December 31 Total
	RMB’000	RMB’000	RMB’000	RMB’000
2010
Assets
Available-for-sale investments
- Investments in securities listed on the SSE	194,258	—	—	194,258
Derivative financial instruments
- Forward foreign exchange contracts	—	239,476	—	239,476

	194,258	239,476	—	433,734

Liabilities
Derivative financial instruments
- Forward foreign exchange contracts	—	12,269	—	12,269
- Interest rate swap contracts	—	153,909	—	153,909

	—	166,178	—	166,178

2009
Assets
Available-for-sale investments
- Investments in securities listed on the SSE	264,672	—	—	264,672
Derivative financial instruments
- Forward foreign exchange contracts	—	37,760	—	37,760

	264,672	37,760	—	302,432

Liabilities
Derivative financial instruments
- Forward foreign exchange contracts	—	23,980	—	23,980
- Interest rate swap contracts	—	4,353	—	4,353

	—	28,333	—	28,333

There were no transfers between Levels 1 and 2 during the year ended December 31, 2010 and 2009.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

42. ACQUISITION OF HUA JU ENERGY

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

The net assets of Hua Ju Energy acquired, and the goodwill arising, are as follows:

Fair value
RMB’000
Bank balances and cash	4,567
Bills and accounts receivable	2,129
Inventories	3,611
Prepayments and other receivables	79,563
Other currents assets	25,246
Property, plant and equipment	755,213
Prepaid lease payment	74,652
Available-for-sale financial assets	30,182
Deferred tax assets	2,017
Accounts payable	(64,760)
Customers’ deposits and other payables	(263,297)
Other current liabilities	(120,000)

Net assets acquired	529,123
Non-controlling interests	(137,572)
Goodwill arising on acquisition	201,692

593,243

Total consideration satisfied by:
Cash consideration paid on acquisition	593,243

Net cash outflow arising on acquisition:
Cash paid on acquisition	(593,243)
Bank balances and cash acquired	4,567

(588,676)

There is no significant difference between the carrying value and the fair value of net assets of Hua Ju Energy.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

42. ACQUISITION OF HUA JU ENERGY—Continued

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

43. ACQUISITION OF FELIX

On 13 August 2009, the Company entered into a binding scheme implementation agreement with Felix to acquire 100% equity interest in Felix. On December 23, 2009, the acquisition was completed and the Company paid the consideration of AUD3,333 million to all the shareholders of Felix. On December 30, 2009, Felix was delisted from the Australian Securities Exchange and all legal procedures of acquiring all of the Felix shares have been completed. The net assets acquired were included in the coal mining segment.

This acquisition has been accounted for using the purchase method.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

43. ACQUISITION OF FELIX—Continued

The net assets of Felix acquired, and the goodwill arising, are as follows:

	Carrying amounts	Fair value adjustments	Fair values
	RMB’000	RMB’000	RMB’000
Bank balances and cash	872,435	—	872,435
Term deposits	91,941	—	91,941
Bills and accounts receivable	292,008	—	292,008
Inventories	306,444	(39,349)	267,095
Prepayments and other receivables	214,501	—	214,501
Derivative financial instrument assets	27,928	—	27,928
Tax recoverable	46,777	—	46,777
Other currents assets	350,676	—	350,676
Property, plant and equipment, net	2,842,046	704,861	3,546,907
Available-for-sale financial assets	1	—	1
Interests in jointly controlled entities	1,257	—	1,257
Intangible assets	1,312,393	16,535,630	17,848,023
Accounts payable	(390,927)	—	(390,927)
Receipts in advance and other payables	(700,833)	—	(700,833)
Borrowings	(1,573,956)	—	(1,573,956)
Derivative financial instrument liabilities	(28,333)	—	(28,333)
Deferred taxation	(376,526)	(596,585)	(973,111)
Provision for land subsidence, restoration, rehabilitation and environmental costs	(48,170)	—	(48,170)
Other long-term payables	(28,367)	—	(28,367)

Net assets acquired			19,815,852
Non-controlling interests			(23,542)
Goodwill arising on acquisition			766,816

			20,559,126

Total consideration satisfied by:
Cash consideration paid on acquisition			20,428,030
Direct acquisition costs paid			2,949
Direct acquisition costs not yet settled			128,147

			20,559,126

Net cash outflow arising on acquisition:
Cash paid on acquisition			(20,430,979)
Bank balances and cash acquired			872,435

			(19,558,544)

During the period from the acquisition date to December 31, 2009, Felix did not have any material impact on the revenue and operating results the Group.

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

44. ACQUISITION OF THREE SUBSIDIARIES

In 2009, the Group signed a co-operation agreement with an independent third party for the acquisition of 100% equity of Yize. The acquisition was completed on April 30, 2010 with a consideration of RMB179.7 million being paid to the shareholders of Yize.

During the year, the Group has also completed the acquisition of 100% equity of Inner Mongolia Rongxin Chemical Co., Ltd (“Rongxin Chemicals”) and Inner Mongolia Daxin Industrial Gas Co., Ltd (“Daxin Industrial”) with cash consideration of RMB4.4 million and RMB6 million respectively.

Yize, Rongxin Chemicals and Daxin Industrial have not engaged in any operating activities at the acquisition date and the acquisitions were reflected as purchases of assets and liabilities of which no goodwill was recognized.

Net book values of the acquired net assets at acquisition dates are as follow:

Carrying amounts
RMB’000
Inventories	7
Prepayments and other receivables	15,600
Property, plant and equipment, net	4,751
Prepaid lease payments	55,418
Intangible assets	131,985
Other payables	(17,666)

Net assets acquired	190,095

Considerations:
Cash paid on acquisition	133,000
Deposit paid for acquisition of investment in prior year	57,095

190,095

Net cash outflow arising on acquisition	(133,000)

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

45. DISPOSAL OF A JOINT VENTURE

As at December 31, 2010, the Group disposed of its 51% interest in Minerva joint venture to an independent third party at a consideration of AUD191,860,000 (RMB1,235,840,000).

Net assets of joint venture dispose of are as follows:

Carrying amounts
RMB’000
Total assets	1,401,548
Total liabilities	(283,636)

1,117,912
Gain on disposal of a joint venture	117,928

Total consideration	1,235,840

Cash inflow (outflow) of the disposal
Cash consideration	1,235,840
Disposal of cash and bank balance	(88,019)

Net cash inflow from the disposal of Minerva	1,147,821

During the year, the Group has also disposed of its interests in Minerva Mining Pty Ltd, Minerva Coal Pty Ltd and Felix Coal Sales Pty Ltd, subsidiaries related to the operations of Minerva joint venture. The subsidiaries are not material to the Group and their assets, liabilities and related profit or loss on disposal have been included in the above disposal of a joint venture.

46. RELATED PARTY BALANCES AND TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. Details of balances and transactions between the Group and other related parties are disclosed below.

Related party balances

The amounts due to the Parent Company and its subsidiary companies are non-interest bearing and unsecured.

The amounts due to the Parent Company and its subsidiary companies as at December 31, 2010 and 2009 included the present value of the outstanding balance that arose from the funding of the acquisition of the mining rights of Jining III as of January 1, 2001 discounted using the market rate of bank borrowings.

The consideration for the cost of the mining rights of approximately RMB132,479,000 is to be settled over the 10 years, commencing from 2001.

Except the amounts disclosed above, the amount due to the Parent Company and / or its subsidiary companies are repayable on demand.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

46. RELATED PARTY BALANCES AND TRANSACTIONS—Continued

Related party transactions

During the years, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Year ended December 31,
	2010	2009	2008
	RMB’000	RMB’000	RMB’000
Income
Sales of coal	2,672,424	2,086,542	1,384,415
Sales of auxiliary materials	454,254	317,479	550,986
Sales of heat and electricity	235,002	204,061	—

Expenditure
Utilities and facilities	34,006	39,069	376,288
Annual fee for mining rights	—	—	—
Purchases of supply materials and equipment	421,606	598,498	471,768
Repair and maintenance services	262,478	388,917	253,864
Social welfare and support services	794,621	769,561	255,265
Technical support and training	26,000	26,000	20,000
Road transportation services	64,945	79,560	86,671
Construction services	655,311	242,593	294,938

Certain expenditure for social welfare and support services (excluding medical and child care expenses) of RMB259,575,000, RMB165,900,000 and RMB165,900,000 for the years ended December 31, 2010, 2009 and 2008, respectively, and for technical support and training of RMB26,000,000, RMB26,000,000 and RMB20,000,000, have been charged by the Parent Company at a new negotiated amount per annum, subject to changes every year.

During the year ended December 31, 2008, the Company acquired Zhaolou coal mine from the Parent Company.

During the year ended December 31, 2009, the Company acquired 74% equity interest in Hua Ju Energy from the Parent Company. Details of this acquisition are set out in note 42.

In addition to the above, the Company participates in a retirement benefit scheme of the Parent Company in respect of retirement benefits (note 48).

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

46. RELATED PARTY BALANCES AND TRANSACTIONS—Continued

Transactions/balances with other state-controlled entities in the PRC—Continued

Material transactions with other state- controlled entities are as follows:

	Year ended December 31,
	2010	2009	2008
	RMB’000	RMB’000	RMB’000

Trade sales	9,823,814	6,970,855	10,253,998

Trade purchases	1,581,427	1,191,783	1,328,958

Material balances with other state-controlled entities are as follows:

	At December 31,
	2010	2009
	RMB’000	RMB’000

Amounts due to other state-controlled entities	443,403	359,726

Amounts due from other state-controlled entities	1,320,801	1,101,535

Amounts due to and from state-controlled entities are trade nature of which terms are not different from other customers (notes 18 and 32).

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

Balances and transactions with jointly controlled entities

Due from a jointly controlled entity:

	Year ended December 31,
	2010	2009
	RMB’000	RMB’000

Due from a jointly controlled entity (note 20)	115,480	66,321

The amount due from a jointly controlled entity is unsecured and interest-free.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

46. RELATED PARTY BALANCES AND TRANSACTIONS—Continued

Balances and transactions with jointly controlled entities—Continued

As at December 31, 2010, the trade balances between the Group and a jointly controlled entity are disclosed in notes 18 and 32. The jointly controlled entity was obtained through the acquisition of Felix. During the year, sales to the jointly controlled entity by the Group’s Australian subsidiaries amounted to RMB 1,202,255,000 (2009: nil).

Compensation of key management personnel

The remuneration of directors and other members of key management were as follows:

	Year ended December 31,
	2010	2009	2008
	RMB’000	RMB’000	RMB’000
Directors’ fee	452	436	426
Salaries, allowance and other benefits in kind	4,548	3,292	2,545
Retirement benefit scheme contributions	778	550	407

	5,778	4,278	3,378

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

47. COMMITMENTS

	At December 31,
	2010	2009
	RMB’000	RMB’000
Capital expenditure contracted for but not provided in the consolidated financial statements
Acquisition of property, plant and equipment
- the Group	814,800	5,308
- share of joint ventures	207,111	708,573
Exploration and evaluation expenditure
- share of joint ventures	—	2,315

	1,021,911	716,196

Capital expenditure authorized but not contracted for Acquisition of property, plant and equipment
- the Group	—	142,565

During 2006, the Company entered into a co-operative agreement with two independent third parties to establish a company for acquiring a coal mine in Shaanxi province for operations. In addition to the deposit referred to in note 29, the Company is committed to invest a further RMB78.8 million as at December 31, 2010 and 2009.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

47. COMMITMENTS—Continued

Pursuant to the regulations issued by the Shandong Province Finance Bureau, the Group has to pay a deposit of RMB1,980 million (2009: RMB1,980 million) to the relevant government authority, which secured for the environmental protection work done by the Company. As at December 31, 2010, deposit of RMB222 million (2009: RMB212 million) were made and the Company is committed to further make security deposit of RMB1,758 million. (2009: RMB1,768 million)

During 2007, the Company entered into an agreement with the Parent Company and China Credit Trust Co., Ltd. to establish a company, named of Yankuang Group Finance Company Limited. In November 2009, the Company has received the approval from China Banking Regulatory Commission. The Company shall contribute RMB125 million from internal resources, which would account for 25% of the equity interest in the Investee. On April 20, 2010, all the investors signed a formal joint venture establishment agreement. Details of the establishment are set out in note 28.

Compensation fees for mining rights are required to be pay annually and details are set out in note 23.

In 2009, the Company entered into agreements with third parties to acquire three subsidiary companies. The Company has made deposits of RMB 57 million in 2009 and the Group paid additional consideration of RMB133 million during the year. The acquisitions were completed during the year and details of the acquisitions are set out in note 44.

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

On December 30, 2010, the Company’s board of directors approved to increase the capital investment in its wholly-owned subsidiary in Australia, Yancoal Australia Limited, by AUD909 million (approximately RMB5,900 million) by internal funding and thereby increasing its registered capital from AUD64 million to AUD973 million. The capital increase has been approved by the related governmental authorities and the procedures for remitting the capital increase are currently in progress.

As at December 31, 2010, the Company’s board of directors approved the acquisition of 30% equity interest in Ashton joint venture at a consideration of USD250 million. Up to the date of these financial statements, the acquisition has been completed.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

48. RETIREMENT BENEFITS

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

Pursuant to the Provision of Insurance Fund Administrative Services Agreement entered into by the Company and the Parent Company on November 7, 2008, the monthly contribution rate is set at 20% (2009: 20%; 2008: 45%) of the total monthly basic salaries and wages of the Company’s employees for the period from January 1, 2009 to December 31, 2011. Retirement pension and other welfare benefits will be provided by the Parent Company on the actual cost basis, which will be reimbursed by the Company after the actual payment made by the Parent Company (included in 45% contribution rate in pension scheme for the years ended December 31, 2008).

The amount of contributions paid to the Parent Company were RMB640,933,000, RMB520,273,000 and RMB759,356,000 for the years ended December 31, 2010, 2009, and 2008, respectively.

The Company’s subsidiaries are participants in a state-managed retirement scheme pursuant to which the subsidiaries pay a fixed percentage of its qualifying staff’s wages as a contribution to the scheme. The subsidiaries’ financial obligations under this scheme are limited to the payment of the employer’s contribution. During the year, contributions paid and payable by the subsidiaries pursuant to this arrangement were insignificant to the Group. The Group’s overseas subsidiaries pay fixed contribution as pensions under the laws and regulations of the relevant countries.

During the year and at the balance sheet date, there were no forfeited contributions which arose upon employees leaving the above schemes available to reduce the contributions payable in future years.

49. HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the domestic employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the three years ended December 31, 2010, 2009 and 2008. Such expenses, amounting to RMB140,000,000, RMB140,000,000 and RMB86,200,000 for each of the three years ended December 31, 2010, 2009 and 2008 respectively, have been included as part of the social welfare and support services expenses summarized in note 48.

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

50. MAJOR NON-CASH TRANSACTION

During the year ended December 31, 2010, the Group acquired certain property, plant and equipment, of which RMB324,136,000 (2009: RMB606,227,000) have not yet been paid.

During the year ended December 31, 2010, the Group acquired certain property, plant and equipment at cost of RMB261,556,000 under finance leases.

51. POST BALANCE SHEET EVENT

On January 24, 2011, the Company, the Parent Company, and Shaanxi Yanchang Petroleum (Group) Corp. Ltd (“Yanchang Petroleum”) entered into an agreement for the formation of Shaanxi Future Energy Chemical Corp. Ltd. Upon completion of the agreement, the Parent Company, the Company and Yanchang Petroleum will contribute RMB2.7 billion, RMB1.35 billion and RMB1.35 billion as capital contribution and will hold 50%, 25% and 25% equity interest in the investee company respectively.

On January 17, 2011, the Company’s board of directors approved to increase the registered capital of Ordos by RMB2.6 billion with its internal resources. The registered capital of Ordos will therefore increase from RMB500 million to RMB3.1 billion. As of the date of these financial statements, the increase in registered capital has completed.

On January 28, 2011, the Company’s board of directors approved Ordos to participate in the public auction of the mining rights of Zhuan Longwan coal mine zone. Ordos was successful in the bidding at a consideration of RMB7.8 billion and entered into a confirmation agreement with the relative governmental authority of the Inner Mongolia Autonomous Region.

On March 31, 2011, the Company entered into equity transfer agreement with Ordos City Jiutaimanlai Coal Mining Company Limited (“Jiutaimanlai”) and Jiutai Technology to acquire 10% of the equity interests in Hao Sheng held by Jiutaimanlai and Jiutai Technology for a consideration of approximately RMB1,313.8 million. The share ownership transfer procedures were completed in April 2011. Up to the date of these financial statements, the Company hold 61% of the equity interests in Hao Sheng but the mining right of Shilawusu Coal Field has not yet been obtained.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

52. CONTINGENT LIABILITIES

		At December 31,
		2010	2009
		RMB’000	RMB’000

Guarantees
(a)	The Group
	Guarantees secured over deposits	43,970	4,294
	Performance guarantees provided to external parties	248,763	197,466
	Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	201,167	41,334

(b)	Joint ventures
	Guarantees secured over deposits	504	460
	Performance guarantees provided to external parties	463	423
	Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	37,740	42,204

		532,607	286,181

53. OPERATING LEASE COMMITMENTS

	At December 31,
	2010	2009
	RMB’000	RMB’000
Within one year	6,043	27,765
More than one year, but not more than five years	4,922	205,155

	10,965	232,920

Operating leases have average remaining lease terms of 1 to 5 years. Items that are subject to operating leases include mining equipment, office space and small items of office equipment.