Form 20-F
period 2011-12-31
YANZHOU COAL MINING CO LTD
filed 2012-04-27
CIK 1048098

As filed with Securities and Exchange Commission on April 27, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

1,958,400,000 H Shares, par value RMB1.00 per share, including H Shares that were represented by 13,933,698 ADSs

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

This annual report includes statements of our expectations, intentions, plans and beliefs that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are intended to come within the safe harbor protection provided by those sections. The statements relate to future events or our financial performance, including, but not limited to, projections and estimates concerning the timing and success of specific projects and acquisitions. We use words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will” and the negatives of such terms or other similar expressions to identify forward-looking statements.

Without limiting the foregoing, all statements relating to our future operating results and anticipated capital expenditures, borrowings and sources of funding are forward-looking statements and speak only as of the date of this annual report. These statements are based on numerous assumptions that we believe are reasonable, but are subject to a wide range of risks, uncertainties and contingencies, which may cause actual results to differ materially from those discussed in these statements. Among the factors that could cause actual results to differ materially are:

•	price volatility for our coal and other products;

•	demand for coal in the PRC and overseas markets;

•	difficulty in managing our rapid growth, business diversification, geographic expansion and integrating our acquisitions;

•	changes in legislation, regulations and policies;

•	the factors affecting the methanol industry and methanol prices;

•	our ability to reduce costs and compete effectively;

•	our need for, and ability to obtain, capital to finance our future expansion plans and capital expenditures;

•	expected increases in production capacity and utilization of new facilities;

•	intensity of competition;

•	uncertainties in estimating our proven and probable coal reserves and our ability to replace and develop coal reserves;

•	effects of land reclamation and other liabilities;

•	geologic, equipment and operational risks related to mining;

•	changes in economic strength and political stability of countries in which we have operations or serve customers;

•	our ability to realize the anticipated benefits of our acquisition of equity interests or assets of coal mines;

•	obtaining governmental permits and approvals for our operations;

•	proximity of our coal resources to end-markets and costs of transportation;

•	availability, timing of delivery and cost of key supplies;

•	impacts of natural disasters, epidemics and safety accidents; and

•	other factors, including, but not limited to, those discussed under “Risk Factors”, set forth in Part D of Item 3 of this annual report.

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

“ADSs” are to the American depositary shares.

“A Shares” are to domestic shares in the ordinary share capital of the Company, with nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange.

“Articles of Association” are to our Articles of Association, as amended from time to time.

“ASX” are to ASX Limited or, as the context requires, the financial market known as the Australian Securities Exchange operated by it.

“Austar Company” are to Austar Coal Mine Pty Limited, a wholly owned subsidiary of Yancoal Australia Limited incorporated in Australia, which mainly engages in the mining, processing and sale of coal in Australia.

“Australia” are to the Commonwealth of Australia.

“BBSY” are to the Australian Bank Bill Swap Rate.

“Beisheng Industry and Trade” are to ZouchengYankuang Beisheng Industry and Trade Co., Ltd., a limited liability company incorporated in the PRC;

“Beisu Company” are to Yankuang Group Beisu Coal Mine Co., Ltd., a limited liability company incorporated in the PRC, which is a wholly owned subsidiary of Yankuang Group

“CAGR” are to the compound annual growth rate.

“CASs” are to Accounting Standard for Business Enterprises (2006) and the relevant regulations and explanations issued by the Ministry of Finance of the PRC.

“China” or the “PRC” are to the People’s Republic of China, excluding, for purposes of this annual report, the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region and Taiwan.

“CSRC” are to the China Securities Regulatory Commission.

“CVR Shares” are to fully paid shares in the share capital of Yancoal Australia as defined in the amended merger proposal deed for the Gloucester acquisition.

“Directors” as used herein refer to our directors as discussed in Item 6 herein.

“Eastern China” are collectively to Shandong Province, Jiangsu Province, Anhui Province, Zhejiang Province, Fujian Province, Jiangxi Province and Shanghai Municipality; “Southern China” are to Guangdong Province, Hunan Province and Guangxi Zhuang Autonomous Region; “Northern China” are to Beijing Municipality, Tianjin Municipality, Hebei Province, Shanxi Province and the Inner Mongolia Autonomous Region; and “Northwestern China” are to Shaanxi Province, Gansu Province, Qinghai Province, Xinjiang Uyghur Autonomous Region and Ningxia Hui Autonomous Region.

“Excluded Assets” are the following assets which are to be excluded from the Yancoal Australia prior to the Merger and held by or by other subsidiaries of the Company (and all but the last two of which are to be subject to a right of first refusal in favor of Yancoal Australia):

•	all of the issued shares in Tonford Pty Limited and as a result a 100% interest in the Harrybrandt Project tenements near Nebo in Queensland’s Bowen Basin (“Harrybrandt”);

•	all of the issued shares in Athena Coal Pty Limited and as a result a 51% interest in the Athena Coal Project joint venture in Queensland (“Athena”);

•	100% interest in certain Wilpeena tenements held by Yarrabee Coal Company Pty Limited in Queensland (“Wilpeena”);

•

all of the issued shares in each of Syntech Holdings Pty Limited and Syntech Holdings II Pty Limited and as a result a 100% interest in the Cameby Downs open-pit mine located approximately 30 kilometers from the town of Chinchilla in the Surat Basin, Queensland (“Syntech”);

•

all of the issued shares in Premier Coal Limited (“Premier Coal”) and Premier Char Pty Limited (“Premier Char”) and thereby, among other things, a 100% interest in the Premier Coal Mine (together, “Premier”);

•	all of the issued shares in Yancoal Technology Development Pty Limited; and

•	all of the issued shares in UCC Energy Pty Limited;

“FOB” are to Free on Board, meaning the risk passes to the buyer, including payment of all transportation and insurance costs, once goods are delivered on board of the ship by the seller, as defined in the latest edition of the International Rules for the Interpretation of Trade Terms as published by ICC Publishing SA, 38 cours Albert 1er, 75008 Paris, France from time to time or such official rules for interpretation of trade terms as issued by the ICC in substitution therefore as amended from time to time.

“Gloucester” are to Gloucester Coal Ltd., a company incorporated in Australia, which focuses on the exploration, mining and sale of coal in Australia.

“Grant Thornton” are to a registered firm of certified public accountants in the People’s Republic of China and is the principal auditor for the purpose of reporting to the United States Securities and Exchange Commission and other relevant U.S. regulatory bodies.

“Grant Thornton Hong Kong” are to a firm of certified public accountants which was a former member firm of Grant Thornton International Ltd. and has since changed its name to JBPB & Co as of December 10, 2010 (original official name in Hong Kong: Grant Thornton).

“Grant Thornton Jingdu Tianhua” are to a firm of certified public accountants in Hong Kong, which has been a member firm of Grant Thornton International Ltd. since November 2010. This firm is the auditor for the purpose of the Hong Kong H Share listing only.

“H Shares” are to overseas listed foreign invested shares in the ordinary share capital of the Company, with nominal value of RMB1.00 each, which are listed on the HKSE.

“Haosheng Company” are to Inner Mongolia Haosheng Coal Mining Company Limited, a Company incorporated in the PRC and a 61%-owned subsidiary of the Company, which engages in applying for project development and mining rights for Shilawusu Coal Field in the Inner Mongolia Autonomous Region.

“Heze Nenghua” are to Yanmei Heze Nenghua Company Limited, a Company incorporated in the PRC and a 98.33%-owned subsidiary of the Company, which manages our exploration for coal resources at the Juye Mine in Heze City, Shandong Province.

“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on the HKSE.

“Hong Kong Stock Exchange” or “HKSE” are to The Stock Exchange of Hong Kong Limited.

“Hua Ju Energy” are to Shandong Hua Ju Energy Co., Limited, a Company incorporated in the PRC and a 95.14%-owned subsidiary of the Company, which engages in the generation of electric power from coal gangue and coal slurry, which are by-products of our coal mining process.

“IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standard Board (“IASB”).

“Industry Guide 7” are to the United States Securities and Exchange Commission Industry Guide 7.

“Inner Mongolia Xintai” are to Inner Mongolia Xintai Coal Mining Company Limited, a company incorporated in the PRC that is a 80%-owned subsidiary of Ordos Neng Hua, which operates the Wenyu Coal Mine in Inner Mongolia Autonomous Region.

“JBPB” are to JBPB & Co., a firm of certified public accountants in Hong Kong Special Administrative Region formerly known as Grant Thornton in Hong Kong.

“Jiemei Wall Materials” are to Jining Jiemei New Wall Materials Co., Ltd., a limited liability company incorporated in the PRC.

“JORC Code” are to the 2004 Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia.

“LIBOR” are to the London Interbank Offered Rate.

“MEP” are to the Ministry of Environmental Protection of the PRC.

“Merger” are to the merger by way of scheme of arrangement under Australian law pursuant to which Yancoal Australia will acquire all of the shares in Gloucester, and Gloucester shareholders will receive a combination of Yancoal Australia ordinary shares and CVR Shares, unless they elect to receive only Yancoal Australia ordinary shares, as further described below in this annual report.

“MLR” are to the Ministry of Land and Resources of the PRC.

“MOC” are to the Ministry of Commerce of the PRC.

“MRRT” are to the Minerals Resource Rent Tax, a tax on assessable profits generated from the extraction of coal and iron ore in Australia.

“NDRC” are to the National Development and Reform Commission of the PRC.

“NYSE” are to the New York Stock Exchange, Inc.

“Ordos Neng Hua” are to Yanzhou Coal Ordos Neng Hua Company Limited, a wholly owned subsidiary of the Company incorporated in the PRC that is principally engaged in the construction of a 600,000-tonne methanol project in Ordos City and the development of coal resources in the Inner Mongolia Autonomous Region.

“PBOC” are to the People’s Bank of China.

“PRC government” are to the central, provincial or municipal government of the PRC.

“PRC Standards” are to the standards in the Solid Mineral Resource/Reserve Classification of the PRC (GB/T17766-1999).

“Promoter Shares” are to the domestic legal person shares held by Yankuang Group.

“SAFE” are to the State Administration of Foreign Exchange of the PRC.

“SASAC” are to the State-owned Assets Supervision and Administration Commission.

“SAT” are to the State Administration of Taxation of the PRC.

“SEC” are to the United States Securities and Exchange Commission.

“SERC” are to the State Electricity Regulatory Commission of the PRC.

“Shanxi Nenghua” are to Yanzhou Coal Shanxi Nenghua Company Limited, a wholly owned subsidiary of the Company incorporated in the PRC that manages our investment projects in Shanxi Province.

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

“ShengyangWood” are to Shandong Shengyang Wood Co., Ltd., a limited liability company incorporated in the PRC.

“SSE” are to the Shanghai Stock Exchange.

“State” are to the PRC government.

“Tianhao Chemicals” are to Shanxi Tianhao Chemicals Company Limited, a 99.89%-owned subsidiary of Shanxi Nenghua and a Company incorporated in the PRC, which is principally engaged in the operation of a 100,000 tonne methanol project in Shanxi Province.

“Tonne” are to metric tonne, which is equivalent to 1,000 kilograms or approximately 2,205 pounds.

“Treasurer” are to the Treasurer of Australia.

“Twelfth Five-Year Plan” are to the Twelfth Five-Year Plan (2011 to 2015) for National Economic and Social Development in the PRC.

“Yancoal Australia” are to Yancoal Australia Limited, a subsidiary of the Company incorporated in Australia that manages our investment projects in Australia, which is currently wholly owned by the Company (save for one temporary redeemable preference share held by Gloucester in connection with the Merger) but which will become 78%-owned by the Company and 22%-owned by Gloucester shareholders following the Merger.

“Yancoal Canada” are to Yancoal Canada Resources Co., Ltd., a wholly owned subsidiary of the Company that manages our investment projects in Canada.

“Yancoal Resources” are to Yancoal Resources Limited, formerly known as Felix Resources Limited (“Felix”), a limited company incorporated under the laws of Australia and an indirect wholly owned subsidiary of Yancoal Australia, which mainly engages in coal mining, sales and exploration of coal.

“Yancoal International (Holding)” are to Yancoal International (Holding) Co., Limited, a wholly owned subsidiary of the Company.

“Yankuang Finance” is Yankuang Group Finance Company Limited, a joint venture established by the Yankuang Group, China Credit Trust Co., Ltd. and Yanzhou Coal Mining.

“Yankuang Group” or “Controlling Shareholder” are to Yankuang Group Corporation Limited (formerly known as Yanzhou Mining (Group) Corporation Limited), a wholly state-owned enterprise established in the PRC, and the Controlling Shareholder of our Company.

“Yulin Nenghua” are to Yanzhou Coal Yulin Nenghua Company Limited, a wholly owned subsidiary of the Company incorporated in the PRC, which is principally engaged in the operation of a 600,000-tonne methanol project in Shaanxi Province.

Certain mining terms used in this annual report are defined in the “Glossary of Mining Terms”, which was included as Appendix B to our registration statement on Form F-l that we filed with the U.S. Securities and Exchange Commission. A copy of the “Glossary of Mining Terms” may be obtained upon written request to the Company.

CONVENTIONS

Unless otherwise specified, references in this annual report to “U.S. dollars”, “USD” or “US$” are to United States dollars, the lawful currency of the United States of America; references to “HK dollars”, “HKD” or “HK$” are to Hong Kong dollars, the lawful currency of Hong Kong; references to “AUD” or “A$” are to Australian dollars, the lawful currency of Australia; and references to “RMB” are to Renminbi, the lawful currency of the PRC. Our financial statements are denominated in RMB and, except as otherwise stated, all monetary amounts in this annual report are presented in RMB.

Solely for your convenience, certain items in this annual report contain translations of Renminbi amounts into U.S. dollars, which have been made at the rate of RMB6.2939 to US$1.00, the exchange rate as set forth in the H.10 weekly statistical release of the Board of Governors of the Federal Reserve System of the United States on December 30, 2011. All such translations in this annual report are provided solely for your convenience and no representation is made that the Renminbi amounts could have been or could be converted into U.S. dollars at that rate, or at all.

In this annual report, where information has been presented in percentages, or thousands or millions or billions of units, amounts may have been rounded up or down. Accordingly, the amounts identified as total amounts in tables may not be equal to the apparent sum of the amounts listed therein.

In this annual report, business taxes and surcharges have been reclassified as corresponding costs of each category of revenue to provide a more appropriate presentation. The same adjustments have been made to the corresponding prior year. The reclassification has no impact on our overall results. The attention of Shareholders and potential investors is drawn to such adjustments.

Coal resources and reserves are key elements in our Company’s investment decision-making process. The term “resources” describes a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. “Inferred resource” is the part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability. “Indicated resource” is the part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed. “Measured resources” refers to the part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity. The term “reserves” describes the recoverable quantity of coal that is commercially viable for development given the prevailing economic situation, particularly with respect to the prices of coal at the time of estimation. Reserves are estimated using a deterministic method, in which a single best estimate is made based on known geological, engineering and economic data, or a probabilistic method, in which known geological, engineering and economic data are used to generate a range of estimates and their associated probabilities. All coal reserves data are estimates, which are revised when additional information becomes available (for example, when additional coal mines commence operations or when actual coal production or extraction commences). “Proven reserves” refers to estimated quantities of coal that geological and engineering data demonstrate have reasonable certainty of being recovered in future years from known deposits under existing economic and operating conditions (that is, prices and costs at the date the estimate is made). “Probable reserves” refers to the estimated quantities of coal that geological and engineering data demonstrate have fair to good probability of being recovered in future years from known deposits under existing economic and operating conditions. To qualify as proven reserves, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the proven estimate. To qualify as probable reserves, there should be at least a 50% probability that the quantities actually recovered will equal or exceed the proven plus probable estimate. Our total in-place proven and probable reserves are presented to include all mining and preparation losses that occur during the processing of coal after it is mined. Recoverable reserves refer to the amount of in-place proven and probable reserves but exclude all mining and preparation losses that occur during the processing of coal after it is mined. Our estimates of recoverable reserves are reported after deduction of actual production volume and non-accessible reserves up to December 31, 2011. Unless otherwise specified, coal reserves and resources are presented on a 100% basis.

A majority of our Company’s total estimated proven coal reserves are located in China and Australia. The coal reserves data in this annual report represent estimates of our Company that were calculated by its internal reserves system, which includes, among others, procedures for classifying and estimating reserves. Our Company believes that the methods it uses to estimate these reserves are consistent with definitions and classifications in the Industry Guide 7, the JORC Code and the PRC Standards, as applicable, to its PRC and Australian mines. Our Company’s internal geological team focuses on periodically estimating reserves information based on geological data obtained from various geological, geophysical and engineering studies. Estimates of net reserves are based on numerous assumptions and estimates relating to technical factors such as initial coal reserves, initial production rates, production decline rates, ultimate recovery of reserves, as well as commercial factors such as future coal prices, timing and amount of capital expenditures, and operating costs that may occur during the production life of the coal reserves.

Unless otherwise indicated, information regarding our Company’s coal production in this annual report refers to our Company’s share of production based on its percentage of equity interest in the relevant subsidiaries or coal mining projects.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Historical Financial Data

The following table sets forth selected financial data as of and for the years ended December 31, 2007, 2008, 2009, 2010 and 2011. The selected income statement data for the years ended December 31, 2009, 2010 and 2011 and the selected balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with those financial statements and the accompanying notes. Unless otherwise indicated, the financial statements have been prepared and presented in accordance with IFRS as issued by the IASB. Our selected income statement data for the years ended December 31, 2007 and 2008 and our selected balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements for those periods and dates, which are not included in this annual report.

	As of and for the Year Ended December 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions except per Share and per ADS data)
INCOME STATEMENT DATA
Total revenue(1)	15,403.7	25,287.4	20,677.1	33,944.3	47,065.8	7,478.0
Gross sales of coal	15,193.0	24,933.3	19,947.8	32,590.9	45,181.2	7,178.6
Railway transportation service income	210.7	255.7	267.3	513.3	476.9	75.6
Gross sales of electricity power	—	59.8	187.5	185.5	328.0	52.1
Gross sales of methanol	—	38.6	258.9	629.3	1,059.3	168.3
Gross sales of heat supply	—	—	15.6	25.2	20.5	3.3
Transportation costs of coal	(549.8)	(508.7)	(403.3)	(1,160.5)	(1,248.3)	(198.3)
Cost of sales and service provided	(7,625.2)	(12,201.1)	(10,590.0)	(16,801.3)	(25,725.3)	(4087.3)
Cost of electricity power	—	(88.3)	(190.8)	(195.5)	(362.5)	(57.6)
Cost of methanol	—	(37.8)	(352.9)	(716.8)	(930.2)	(147.8)
Cost of heat supply	—	—	(9.7)	(12.5)	(13.8)	(2.2)

Gross profit	7,228.7	12,451.5	9,130.4	15,057.6	18,785.8	2,984.8
Selling, general and administrative expenses	(2,854.7)	(3,832.0)	(3,820.2)	(5,093.9)	(6,570.2)	(1,043.9)
Share of income (loss) of an associate	(2.4)	(67.4)	109.8	8.9	68.9	10.9
Other income	198.9	351.5	311.0	3,108.1	1,075.8	170.9
Interest expense	(27.2)	(38.4)	(45.1)	(603.3)	(839.3)	(133.4)

Profit before income taxes	4,543.3	8,865.2	5,685.8	12,477.3	12,521.0	1,989.4
Income taxes	(1,315.5)	(2,385.6)	(1,553.3)	(3,171.0)	(3,545.4)	(563.3)
Profit for the year	3,227.8	6,479.6	4,132.5	9,306.3	8,975.6	1,426.1

Profit attributable to our equity holders	3,230.5	6,488.9	4,117.3	9,281.4	8,928.1	1,418.5
Earnings per Share	0.66	1.32	0.84	1.89	1.82	0.3
Earnings per ADS	6.56	13.19	8.37	18.87	18.15	2.9
Operating income per Share before income tax	0.92	1.80	1.16	2.54	2.55	0.40
Profit from continuing operation per ADS before income tax	9.24	18.02	11.56	25.37	25.46	4.04

CASH FLOW DATA
Net cash from operating activities	4,558.6	7,095.5	6,520.1	5,399.8	17,977.3	2,856.3
Net cash from (used in) investing activities	(3,790.9)	(2,091.5)	(24,842.9)	(5,884.4)	(25,611.1)	(4,069.2)
Net cash from (used in) financing activities	(1,018.7)	(921.7)	18,503.7	1,360.5	9,441.1	1,500.0

BALANCE SHEET DATA
Total current assets	9,908.2	14,994.4	20,000.9	24,281.4	30,431.1	4,835.0
Total current liabilities	4,099.5	5,297.0	10,410.4	10,133.9	34,721.5	5,516.7
Net current assets	5,808.7	9,697.4	9,590.5	14,147.5	(4,290.4)	(681.7)
Property, plant and equipment	13,524.6	14,149.4	18,877.1	19,874.6	31,273.8	4,968.9
Total assets	26,187.4	32,338.6	62,432.6	72,755.9	97,151.6	15,435.8
Long-term bank borrowing	258.0	176.0	20,911.7	22,400.8	14,869.3	2,362.5
Equity attributable to our equity holders	21,417.5	26,755.1	29,151.8	37,331.9	42,634.5	6,773.9

DIVIDEND DECLARED PER SHARE
A and H Shares	0.17	0.40	0.25	0.59	0.57	0.09
ADSs	1.70	4.00	2.50	5.9	5.7	0.9

(1)	In this annual report, business taxes and surcharges have been reclassified as corresponding costs of each category of revenue to provide a more appropriate presentation. The same adjustments have been made to the corresponding prior year. The reclassification has no impact on the overall results of the Group. The attention of Shareholders and potential investors is drawn to such adjustments. For details, please see Note 2 of the consolidated financial statements attached to this annual report.

Number of Shares Outstanding

The following table sets forth the number of our A Shares, H Shares and ADSs outstanding as of the dates indicated.

	As of December 31,
	2007	2008	2009	2010	2011
A Shares	2,960,000,000	2,960,000,000	2,960,000,000	2,960,000,000	2,960,000,000
H Shares	1,958,400,000	1,958,400,000	1,958,400,000	1,958,400,000	1,958,400,000
ADSs	3,338,368	18,919,105	19,403,533	19,744,158	13,933,698

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

Period	Period End	Average(1)	High	Low
	(expressed in RMB per US$)
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
September	6.3780	6.3885	6.3975	6.3780
October	6.3547	6.3709	6.3825	6.3547
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3119	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3125	6.3323	6.2981
April (through April 20, 2012)	6.3080	6.3052	6.3150	6.2975

(1)	Determined by averaging the rates on the last business day of each month during the respective period, except for monthly averages, which are determined by averaging the rates on each business day of the month.

On April 20, 2012, the noon buying rate was US$1.00 = RMB6.3080.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business, financial condition and results of operations are subject to various changing business, industry, competitive, economic, political and social conditions in China and worldwide. In addition to the factors discussed elsewhere in this annual report, the following are some of the important factors that could cause our actual results to differ materially from those projected in any forward-looking statements.

Risks Relating to Our Business and Industry

Our business and profitability are affected by global and local economic conditions.

The coal industry depends on general economic conditions, including the conditions of global and local economies. For the past three years, the economies of the United States, Europe and certain countries in Asia experienced a severe and prolonged recession and China experienced a slowdown in overall economic growth, which has led to a reduction in economic activity. Moreover, in the second half of 2011, the European sovereign debt crisis worsened and international financial markets experienced significant volatility. In this regard, following GDP growth of 10.4% in 2010 and 9.2% in 2011, according to statistics published by the National Bureau of Statistics of the PRC, the PRC lowered its GDP growth target for 2012 to 7.5% in the face of continuing global turbulence and pressing domestic demand for economic restructuring. In the first quarter of 2012, the PRC’s GDP grew at an annualized rate of 8.1%, according to statistics published by the National Bureau of Statistics of the PRC. Australia’s overall economy, as well as its export-oriented coal industry, has also been adversely affected by these developments. The growth of the Australian economy was also affected by natural disasters, including flooding in Queensland in early 2011. Australia experienced GDP growth of 2.7% in 2010 and, according to the World Bank, Australia’s GDP was expected to grow by 3.2% in 2011. The International Monetary Fund has forecasted Australia’s GDP growth in 2012 to be 3.5%. From late 2008 to mid-2009, the export prices of thermal coal in the PRC and Australia both decreased significantly. Since late 2009, the export prices of thermal coal in China and Australia have recovered but continue to fluctuate. In addition, in the period from February 2011 to April 2012, demand for semi-hard coking coal declined considerably and demand for semi-soft coking coal also declined. The export coal market and, in particular, this segment of the market, are expected to remain weak for the balance of the current financial year, based on our analysis of market trends. Despite policies and initiatives implemented by the PRC government to alternately stimulate and then moderate economic conditions, recession or a decline in overall economic conditions may recur in the future. In the event of such a recession or decline in economic conditions, whether globally, locally in the PRC or Australia or in our other major markets, our business and profitability may be materially and adversely affected. In addition, increases in inflation and the consumer price index may put pressure on governments to maintain caps on the price of coal and to subsidize power generation companies. At various times, the PRC or Australian governments may implement policies to stimulate or slow the growth of the economy in the future which may, in turn, affect coal prices. In the event that this occurs, our business, results of operations and financial condition may be materially and adversely affected.

Our business, results of operations and financial condition depend on volatile domestic and international coal markets.

Coal sales accounted for 96.5%, 96.0% and 96.0% of our revenues in 2009, 2010 and 2011, respectively, and we expect our coal sales to continue to account for a substantial portion of our revenue. As we derive a substantial portion of our revenue from sales of coal and coal-related products, our business and operating results depend heavily upon supply and demand for coal and coal-related products in the domestic and international coal markets. Accordingly, we are vulnerable to downturns in the demand for coal, increases in supply of coal through new or expanded coal production and declines in coal prices.

The prices of coal and coal-related products have historically been volatile and fluctuate in response to general economic conditions, supply and demand and the level of global inventories. From the fourth quarter of 2008 through early 2009, the demand for coal decreased significantly as a result of the global financial crisis. Since 2009, overall demand for most types of coal in China and the rest of the world, along with coal prices, has generally recovered. The average selling price of our coal products was RMB529.2, RMB663.5 and RMB707.7 per tonne in 2009, 2010 and 2011, respectively. However, we cannot assure you that demand for and prices of coal will not decline again, the occurrence of which may adversely affect our business, results of operations and financial condition. Global coal demand correlates strongly with the global economy and the performance of coal-consuming industries, including the power generation, chemical, metallurgy and construction materials industries. In addition, the availability and prices of alternative energy sources to coal, as well as international shipping costs, also affect coal demand. Coal supply is primarily affected by the geographic location of coal reserves, transportation capacity, the level of domestic and international coal supplies and the type, quality and price of coal from various producers. Developments in the international coal market may adversely affect our overseas sales, which we expect to increase following the expansion of our Australian operations and the anticipated completion of the acquisition of Gloucester. A significant increase in global coal supply or reduction in demand for coal from key consuming industries may decrease coal prices, which in turn may reduce our profitability and adversely affect our business, results of operations and financial condition.

Our domestic products may be subject to PRC government price control measures, which may materially and adversely affect our profitability.

Although the PRC government has implemented measures to overhaul historical price and supply controls and continues to support the development of a market-oriented PRC coal market, it may intervene in the domestic coal market from time to time to stabilize the market and achieve national social and economic goals. For example, the State Council and the NDRC adopted measures in 2010 and 2011, respectively, to control the prices of thermal coal, pursuant to which prices of thermal coal supplied to power generation enterprises in 2012 must be no more than 5% higher than the thermal coal prices effective in 2011, and the spot prices of thermal coal (5,500 kcal/kg) received at major domestic ports are capped at RMB800 per tonne, inclusive of VAT. Such price-intervention measures may limit the degree of control we have over certain aspects of our business and may have a material and adverse effect on our business, results of operations and financial condition.

We derive a significant portion of our revenue from a limited number of customers, and the loss of, or a significant reduction in, sales to any of these customers could materially and adversely affect our business, results of operations and financial condition.

We expect that our results of operations will continue to depend on sales to a limited number of customers for the foreseeable future. For the years ended December 31, 2009, 2010 and 2011, our top five customers accounted for 28.7%, 24.7% and 19.4% of our revenue, respectively, and sales to our largest customer accounted for 15.4%, 13.0% and 8.5% of our revenue, respectively. We may not be able to rely on these customers for revenue generation. We may experience reduction, delay or cancellation of orders from one or more of our significant customers, and any decline in the businesses of our customers could also reduce their purchase of our products. The loss of sales to any of these customers could have a material adverse effect on our business, results of operations and financial condition.

We face risks associated with our sales contracts and letters of intent, which may materially and adversely affect our business, results of operations and financial condition.

Sales of our coal produced in China are made primarily on the spot market or pursuant to letters of intent and to a lesser extent, pursuant to sales contracts. Sales of our coal produced in Australia are made pursuant to sales contracts. Our domestic sales contracts generally have terms of one year and specify the price, quantity and quality of coal and delivery schedule of coal. Our Australian sales contracts generally have terms of one year and specify the quantity and quality of coal and delivery schedule of coal, while the purchase price is determined every month or quarter by our customer and us, subject to market conditions. As such, if we experience a weak coal pricing environment that results in a decline in coal prices at the time of actual delivery, our revenue and profitability may be adversely affected. In addition, the renewal of sales contracts upon expiration of the term is not automatic but subject to mutual agreement between the relevant customer and us. If we are not able to maintain our sales contracts with our major customers on terms commercially acceptable to us or at all, our business, results of operations and financial condition may be adversely affected.

In addition, our letters of intent generally only specify the quantity and quality of coal and delivery schedule of coal, while the purchase price is determined on the basis of comparable prices in the spot market at the time of actual delivery. As a result, we are subject to market conditions at the time of actual delivery. Moreover, as letters of intent are not legally binding, customers entering into letters of intent with us are not obligated to purchase the agreed quantity of products, or any products at all. In addition, in accordance with industry practice, our customers do not enter into long-term contracts (those exceeding one year) with us. Therefore, we do not have long-term commitments from our customers to purchase our products, and our customers may reduce or stop purchasing products from us for various reasons such as decreases in demand for electricity and availability of similar products from our competitors. In addition, our lack of long-term contracts makes it difficult for us to make long-term business plans, which may also adversely affect our business, results of operations and financial condition.

We rely primarily on ports, highways and private and national railway systems in the PRC and Australia to deliver our coal, any major disruption of which may adversely affect our business, results of operations and financial condition. We have limited ability to secure sufficient capacity on national railways to transport our coal products to target markets.

We rely primarily on highways and our own railway network, as well as the PRC national railway system, to deliver coal to customers in China. The remaining portion of our sales of coal products, which comprise the invoiced amount of coal sold, net of returns and discounts, was transported through ports and canals. As to our domestic transportation on highways, our customers generally engage a transportation provider and will bear the costs and risks with respect to the transport of products. With respect to domestic transportation on the PRC national railway system, we generally enter into transportation agreements with the national railway authorities, with such transportation costs included in the invoices to be paid by our customers. Coal resources and production in China are mainly located in Northern and Northwestern China, while coal consumption is primarily in Eastern and Southern China. As a result, coal suppliers must transport coal via the PRC national railway system from major supply areas to major demand areas. Although the PRC government has taken steps to upgrade and expand the national railway system, its current capacity is not sufficient to meet the entire domestic coal transportation demand resulting from regional imbalances. Even though our domestic customers are mainly located in Eastern China, where the railway system is more developed than other regions of China, our ability to deliver coal is still restricted by the transportation capacity. The future development of our mining assets in Inner Mongolia may therefore require us to build our own railway system, which may require us to incur substantial costs and time. In addition, constructing and expanding the capacity of our own railway is subject to various approvals and permits granted by the relevant PRC authorities, and the cost of operating our own railway network may increase. In addition to railway transportation, we use major coal shipping ports along the coast of China to deliver coal to customers located along the coastal regions of China. However, we may not be able to continue securing sufficient railway or port capacity to deliver our coal and may experience material delivery delays or substantial increases in transportation costs as a result of insufficient railway capacity.

In Australia, we rely substantially on national and privately operated railway networks to deliver coal to ports in New South Wales and Queensland, for onward shipping to our customers. We generally enter into transportation agreements with national and privately operated railway networks, rail haulage operators and ports to secure transportation capacity, generally for terms of five to ten years and generally on a “take or pay” basis. As the transportation capacity secured by these agreements is based on assumed production volume, we may not have sufficient capacity if our actual production volume exceeds our estimated production volume. Conversely, we may have excess transportation capacity (which, in the case of “take or pay” agreements, we will have to pay for even if unused) if our actual production volume is lower than our estimated production volume. In addition, we may not be able to continue securing sufficient transportation capacity to deliver our coal in the future and may experience material delivery delays or substantial increases in transportation costs as a result of insufficient transportation capacity, which may also adversely affect our business, results of operations and financial condition.

Competition in the PRC and the international coal industry is intensifying, and we may not be able to maintain our competitiveness.

We face competition in all aspects of our business, including pricing, production capacity, coal quality and specifications, transportation capacity, cost structure and brand recognition. Our coal business competes in the domestic and international markets with other large domestic and international coal producers. The ongoing consolidation in the PRC and Australian coal industry has increased the level of competition we face in our core business. Our competitors may have higher production capacities, stronger brand names and more financial, marketing, distribution and other resources than we do. We may not be able to maintain our competitiveness if changes or developments in the market weaken our existing competitive advantages. Efforts taken by our competitors to improve the quality of their coal may erode any quality advantage we have over them.

Continual improvements in China’s transportation infrastructure, particularly the national railway transportation network, may reduce our proximity advantage of being located in Eastern China, the region with the highest coal demand in the PRC. Our principal competitors are located predominately in Shanxi Province, Shaanxi Province and the Inner Mongolia Autonomous Region, where there have been occasional rail capacity shortages and the average costs of transporting coal to Eastern China are higher. However, the PRC government has constructed and plans to continue constructing additional railways to transport coal from Northern China and Northwestern China to Eastern China. The improvement and completion of transportation infrastructure, including these railway projects, may increase the supply of coal to customers in Eastern China, which may have a material adverse impact on our business, results of operations and financial condition.

In addition, we face intense competition in Australia, particularly with respect to port and railway network access. As the majority of Australia’s coal is exported overseas, the ability to expand and guarantee port and railway network access is a critical factor for competing successfully in the Australia coal industry. In the past, we have taken action to expand and guarantee port and railway access to secure enough transportation capacity. However, we may not be able to expand and secure sufficient port and railway access and capacity in the future.

We may not be able to meet our capital expenditure requirements or secure additional external financing in the future.

Our business is capital intensive and will require substantial expenditures for, among other things, the acquisition of equity interests in and assets of coal mines as well as mining rights, purchase of and investment in properties, machinery and equipment and operational capital expenditures. In 2009, 2010 and 2011, our total capital expenditures were approximately RMB25,324.8 million, RMB3,785.3 million and RMB23,336.4 million, respectively, largely due to investment in our core coal businesses. We intend to use cash on hand, funds from operations and additional debt and equity financing to finance our capital expenditures going forward. However, we may not be able to obtain sufficient amounts of capital in a timely manner, on terms acceptable to us, or at all, which could result in a material adverse effect on our business, results of operations and financial condition.

Our business plans may change from time to time due to changing circumstances, new opportunities or unforeseen contingencies. If we change our business plans, we may need to obtain additional external financing which may include bank borrowings or issuances of debt securities to meet our capital expenditure plans. If we raise additional funds through debt financing, our interest and debt repayment obligations will increase and we may be subject to additional covenants that could limit our ability to access cash flows from operations. We may not be able to raise sufficient financing to fund our future capital expenditures or at all. Failure to obtain sufficient financing could cause delays or abandonment of business development plans and have a material adverse effect on our business, results of operations and financial condition.

The coal reserve data in this annual report are only estimates, which may differ materially from actual reserve amounts.

Our coal reserve data are only estimates, which may differ materially from actual reserve amounts. Our reserve estimates may change substantially if new information becomes available. There are inherent uncertainties in estimating reserves, which require the consideration of a number of factors, assumptions and variables, many of which may be beyond our control and cannot be ascertained despite due investigation.

In addition, reserve data for our PRC mines are typically estimated in accordance with Industry Guide 7 for proven and probable reserves, the JORC Code for reserves and PRC Standards for basic reserves. Reserve data for our Australian mines are typically estimated in accordance with the JORC Code. As the mining standards and mining terminology of the JORC Code and PRC Standards may differ substantially from Industry Guide 7, our reserve data may materially vary when we compile and present such data. As such, our actual results of operations may differ materially from our long-term business and operational projections, which are based on our coal reserve estimates. We may adjust our coal reserve estimates downward in the future, and in such event, our long-term production and the useful lives of our mines may be materially and adversely affected.

Our business, results of operations and financial condition depend on in part our ability to continue acquiring or developing suitable coal reserves.

The coal reserves in our existing mines decline as we produce coal. Due to limitations to significantly increase our production capacity at existing mines, the growth of our coal production depends on the coal reserves we developed recently or will develop in the future, as well as our newly acquired coal reserves and resources domestically and overseas. We acquired the following coal mines and mining rights from 2009 to the date of this annual report:

•	In December 2009, we completed the acquisition of the entire equity interest in Felix, which had an equity interest in four operational mines and three exploratory mines in Australia.

•

In December 2010, we acquired the operating assets of Anyuan Coal Mine. The approval, production permit and registration of this acquisition and transfer of the operating assets are still in progress. See “ – We cannot assure you that we will be able to obtain all necessary approvals, permits and licenses.”

•

In January 2011, we acquired the mining rights of Zhuanlongwan Project located in the Dongsheng coalfield through public bidding for a consideration of RMB7.8 billion, of which a payment of RMB2.34 billion is currently pending. In addition, the approval, production permit and registration of the mining rights to Zhuanlongwan Project are still in progress.

•

In May 2011, we acquired an additional 30% of the equity interest in the Ashton Coal Mine Joint Venture, which owns Ashton Coal Mine. This increased our ownership in the Ashton Coal Mine Joint Venture increased from 60% to 90%.

•	In July 2011, we acquired 80% of the equity interest in Inner Mongolia Xintai, which operates Wenyu Coal Mine.

•	In August 2011, we acquired the entire equity interest of both Syntech Holdings Pty Ltd. and Syntech Holdings II Pty Ltd., which jointly operate Cameby Downs Coal Mine in Australia.

•

In December 2011, we acquired the entire equity interest of both Wesfarmers Premier Coal Limited (now called Premier Coal Limited), which operates Premier Coal Mine in Australia, and Wesfarmers Char Pty Ltd. (now called Premier Char Pty Ltd.).

•

In December 2011, we and our subsidiary Yancoal Australia entered into a merger proposal deed with Gloucester (amended in March 2012), pursuant to which Yancoal Australia intends to implement a merger by way of a scheme of arrangement under the Australian law pursuant to which it or its wholly owned subsidiary will acquire all of the shares of Gloucester, and Gloucester’s shareholders will receive a combination of Yancoal Australia ordinary shares and CVR Shares, unless they elect to receive only Yancoal Australia ordinary shares.

The acquisition of new mines by PRC coal companies, either within China or overseas, and the procurement of related licenses and permits are subject to PRC government approvals. Delays in securing or failures to secure relevant PRC government approvals, licenses or permits, as well as any adverse change in government policies, may hinder our expansion plans, which may materially and adversely affect our future profitability and growth prospects. In connection with overseas acquisitions and expansion, we may encounter challenges due to our unfamiliarity with local laws and regulations, and may suffer foreign exchange losses on overseas investments or face political or regulatory obstacles to acquisitions. As a result of these challenges, overseas expansion plans and investments may not be successful and may not achieve their anticipated growth.

In addition, we may not be able to continue to identify suitable acquisition targets or acquire these targets on competitive terms, at an acceptable cost or in a timely manner. We may not be able to successfully develop new coal mines or expand our existing ones in accordance with our development plans, or at all. Failure to acquire suitable targets on competitive terms, develop new coal mines or expand our existing coal mines could have an adverse effect on our competitiveness and growth prospects.

Moreover, the acquisition of new mines or the grant of mining leases in Australia are subject to approval under Australia’s foreign acquisition legislation and policy, including the Foreign Acquisitions and Takeovers Act 1975 (Cth), which is administered by the Treasurer acting through the Foreign Investment Review Board. Such foreign investment approvals may be granted subject to conditions imposed by the Treasurer, including conditions requiring the divestment or sell down of existing interests in Australian mines. This foreign investment regime subjects us to additional risks and uncertainties, and may adversely impact our ongoing and potential expansion plans in Australia. In particular, the Treasurer has imposed a variety of conditions in connection with the approval of the planned Yancoal Australia and Gloucester Merger.

We may experience difficulty integrating our acquisitions, which could result in a material adverse effect on our business, results of operations and financial condition.

We may from time to time expand our business through acquisitions of other coal mining companies, assets or other coal or mining-related businesses. We are devoting significant resources to the integration of our operations in order to achieve the anticipated synergies and benefits of the acquisitions and expansion.

Acquisitions and expansion involve uncertainties and a number of risks, including:

•

difficulty in integrating the assets, operations and technologies of the acquired companies or assets, including their employees, corporate cultures, managerial systems, processes and procedures and management information systems and services;

•	complying with the laws, regulations and policies applicable to the acquired businesses;

•	failure to achieve the objectives or benefits, or to generate sufficient revenue to recover the costs and expenses, resulting from the acquisition and integration of such companies or assets;

•	managing relationships with employees, customers and business partners during the course of integrating new businesses;

•	attracting, training and motivating members of our management and workforce;

•	accessing our capital resources and internally generated funds to fund acquisitions, which may divert financial resources otherwise available for other purposes;

•	strengthening our operational, financial and management controls, particularly those of our newly acquired assets and subsidiaries, to maintain the reliability of our reporting processes;

•

difficulty in exercising control and supervision over the newly acquired operations, including failure to implement and communicate our safety management procedures resulting in additional safety hazards and risks; and

•	potential ongoing financial obligations and unforeseen or hidden liabilities of the acquired companies or coal or potash-related businesses.

We may have difficulties assimilating the operations and products of newly acquired companies or businesses. We may also require additional funding for acquisitions and our inability to borrow additional amounts or refinance the existing debt associated with the acquired entities could adversely affect our business, results of operations and financial condition.

In addition, the continued integration of our acquisitions into our Company depends significantly on integrating other acquired employee groups with our employee groups and on maintaining productive employee relations. We may face possible difficulties in the management of overseas personnel and business operations including a potential increase in labor costs due to our overseas expansion and lack of experience in the local business environment.

Moreover, the continued integration of Yancoal Resources and Gloucester into Yancoal Australia specifically may be affected by the terms and conditions of the Merger, as the Merger will result in Yancoal Australia, other than the Excluded Assets, ceasing to be a wholly owned subsidiary of our Company, as we will hold 78% of the Yancoal Australia ordinary shares in issue immediately following the implementation of the Merger. As a result of this reduced control, we may not be able to influence the actions or implement the measures necessary to successfully integrate Yancoal Resources and Gloucester into Yancoal Australia. In the event that we are unable efficiently and effectively to integrate newly acquired companies or coal or potash-related businesses into our Company for whatever reason, we may be unable to achieve the objectives or anticipated benefits of such acquisitions, and such acquisitions may adversely impact our business, results of operations and financial condition. In addition, we may have to write down the carrying value of the intangible assets associated with any acquired companies, which could adversely affect our earnings.

We may not be able to successfully complete the Merger in time or at all. Moreover, this transaction may not significantly increase our total resource base and strengthen our coal mining operations and market profit, globally and in Australia, as we expect.

In December 2011, we and our subsidiary Yancoal Australia entered into a merger proposal deed with Gloucester (amended in March 2012), pursuant to which Yancoal Australia intends to implement a merger by way of a scheme of arrangement under Australian law pursuant to which it or its wholly owned subsidiary will acquire all of the shares of Gloucester, and Gloucester’s shareholders will receive a combination of Yancoal Australia ordinary shares and CVR Shares, unless they elect to receive only Yancoal Australia ordinary shares.

        Upon completion of the Merger, Gloucester will become a wholly owned subsidiary of Yancoal Australia, and the Company and Gloucester shareholders will hold 78% and 22%, respectively, of the ordinary share capital of Yancoal Australia. However, as a condition of the foreign investment approval for the Merger, we are required by the Treasurer to reduce our economic ownership in Yancoal Australia to less than 70% by December 31, 2013, and our economic ownership must not exceed 70% thereafter. Upon the expected completion of the Merger and fulfillment of the relevant ASX Listing Rules, Yancoal Australia will be listed on the ASX, and its ordinary shares and CVR shares will be separately quoted for trading. As a condition of the foreign investment approval for the Merger imposed by the Treasurer, Yancoal Australia’s listing on the ASX must be completed by December 31, 2012. In addition, it is a condition of the Merger that the repayment date for two of the three repayments of Yancoal Australia loans due 2012 and 2013 that financed the acquisition of Felix be extended by at least five years and that additional debt facilities in the amount of A$700 million be obtained by Yancoal Australia. The Merger is subject to approvals of Australian regulatory agencies, PRC government and regulatory agencies, relevant stock exchanges, courts, Gloucester shareholder approvals, indebtedness limits for Yancoal Australia and Gloucester, as well as other closing conditions. Accordingly, Yancoal Australia’s ability to consummate the Merger remains subject to risk and uncertainty, and we cannot assure you that the Merger will be carried out as currently contemplated.

Furthermore, prior to the Merger, certain Yancoal Australia Excluded Assets will be transferred from the Yancoal Australia group, either to the Company or our other subsidiaries, although the Excluded Assets will continue to be managed by Yancoal Australia. Most of the Excluded Assets will be subject to a right of first refusal in favor of Yancoal Australia. Under certain circumstances, two entities, namely Syntech (including Came by Downs) and Premier Coal, may also be transferred and sold back to Yancoal Australia on or shortly before December 31, 2014, either on agreed terms or at an independent valuation. Such a transaction will be subject to the relevant regulatory approvals and the approval of Yancoal Australia’s shareholders.

Moreover, although we believe this transaction will significantly increase our total resource base and strengthen our coal mining operations and market profile in Australia and globally, we may face difficulty integrating the operations of Gloucester. The continued integration of Yancoal Resources and Gloucester into Yancoal Australia specifically may be affected by the terms and conditions of the Merger, as the Merger will result in Yancoal Australia, other than the Excluded Assets, ceasing to be a wholly owned subsidiary of our Company. As a result of this reduced control, we may not be able to influence the actions or implement the measures necessary to successfully integrate Yancoal Resources and Gloucester. See “— We may experience difficulty integrating our acquisitions, which could result in a material adverse effect on our business, results of operations and financial condition” and “– Our business, results of operations and financial condition depend on in part our ability to continue acquiring or developing suitable coal reserves.” As a result, this transaction may not significantly increase our total resource base or strengthen our coal mining operations and market profile in Australia and globally as we expect, which could result in a material adverse effect on our business, results of operations and financial condition. We also expect that, should the Merger be completed, we will make significant capital expenditures to develop Gloucester’s projects and our existing indebtedness will be significantly increased, due to our assumption of existing indebtedness of Gloucester, as well as new indebtedness to be incurred in connection with the Merger.

We may be required to allocate additional funds for land subsidence, restoration, rehabilitation and environmental protection.

Underground and surface mining may cause the land above mining sites to subside and otherwise adversely affect the environment. We may compensate inhabitants in areas surrounding our mining sites for their relocation expenses or for any property loss or damage as a result of our mining activities. PRC regulations require us to set aside provisions to cover the costs associated with land subsidence, restoration, rehabilitation and environmental protection. An estimated provision is deducted as a cost and expense item in our income statement based on the amount of coal actually extracted. In addition, under the relevant Australian environmental regulations, rehabilitation costs are generally estimated in accordance with the expected costs of land rehabilitation. These land rehabilitation costs may exceed current estimates. Environmental legislation may also change, which could result in mandated modifications to mining operations that are costly.

In 2009, 2010 and 2011, we expensed approximately RMB1,733.3 million, RMB1,532.2 million and RMB1,513.1 million, respectively, of our provisions for land subsidence, restoration, rehabilitation and environmental protection as determined by our directors based on estimations of various factors, including past occurrences of land subsidence. However, the provisions that we make are only estimates and may be adjusted to reflect the actual effects of our mining activities on the land above and surrounding our mining sites. Therefore, such estimates may not be accurate and land subsidence, restoration, rehabilitation and environmental costs may substantially increase in the future. Moreover, governments may impose new fees or change the basis of calculating compensation and reclamation costs in respect of land subsidence, the occurrence of any of which could increase our costs and have a material adverse effect on our business, results of operations and financial condition.

Our business and industry may be affected by the development of alternative energy sources and climate change.

We supply coal as fuel to, among others, the PRC thermal power generation industry and, as a result, are affected by the demand and growth of the PRC thermal power industry, which in turn is affected by the development of alternative energy sources, climate change and global environmental factors. If alternative combustion technologies develop and reduce the demand for coal in electricity generation, then demand for coal in the PRC thermal power generation industry may decrease, which would materially and adversely affect its demand for our products.

In addition, coal combustion generates significant greenhouse gas and other pollutants, and the effects of climate change resulting from global warming and increased pollution levels may provide incentives for governments to promote or invest in “green” energy technologies such as wind, solar, nuclear and biomass power plants, or to reduce their consumption of conventional energy sources such as coal. While the majority of global energy consumption is from conventional energy sources such as coal, alternative energy industries are rapidly developing and are gradually gaining widespread acceptance. In particular, pursuant to the Twelfth Five-Year Plan, the PRC government plans to continue to encourage the development of non-fossil fuel energy sources, such as wind power, solar power, biomass and geothermal energy, in the next five years. As such, alternative energy industries may rapidly develop and gradually gain mainstream acceptance in the PRC and the rest of the world. If alternative energy technologies continue to develop and prove suitable for wide commercial application in the PRC and overseas, demand for conventional energy sources such as coal could gradually be reduced, which could have a material adverse effect on the coal mining industry and, consequently, our business, results of operations and financial condition. See “— Our business, results of operations and financial condition may be adversely affected by present or future environmental regulations.”

We may not successfully diversify our operations to include new products or successfully manage our operations in new markets.

One of our business strategies is to diversify our operations and enter into new markets. In addition to our core business of coal, we have been engaged in other operations, including coal chemical, rail transportation, methanol and electricity and heat generation. We also expanded into the potash business by acquiring the mining and exploration rights to potash resources in Canada in September 2011. Moreover, through Yancoal Australia, we conduct mining operations in Australia, and intend to further develop our operations there. However, we may not be able to successfully expand our product portfolio to include new products, such as potash, or to successfully manage our operations in new markets, such as Australia and Canada, with which we do not have significant operating experience, and as a result our competitiveness may be materially affected. In addition, our expansion into new markets includes various risks that are beyond our control. See “– We may experience difficulty integrating our acquisitions, which could result in a material adverse effect on our business, results of operations and financial condition.” As such, any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Exploration of mineral properties and development of resources could involve significant uncertainties.

Exploration of mineral properties is speculative in nature. The success of any mining exploration program depends on various factors including, among other things, whether mineral bodies can be located and whether the locations of mineral bodies are economically viable to mine. As a result, we cannot assure you that any of our exploration activities will result in the discovery of valuable resources or reserves, or that reported resources can be converted into reserves in the future.

The development of these resources could face significant uncertainties. It can take several years and requires capital expenditures from the initial exploration phase until production commences, during which time market fundamentals, capital costs and economic feasibility may change, and the actual results may differ from those anticipated by third-party independent technical studies. Furthermore, there are a number of uncertainties inherent in the development and expansion of mining operations, including: (i) the availability and timing of necessary governmental permits, licenses and approvals; (ii) the timing and cost necessary to construct mining and processing facilities; (iii) the availability and cost of labor, utilities, and supplies; (iv) the accessibility of transportation and other infrastructure; and (v) the availability of funds to finance construction and production activities.

We currently have exploration projects in Australia and we may have additional exploration projects in the PRC, Canada and other countries and regions in the future. Exploration projects are subject to extensive environmental, health and safety laws and regulations. These laws and regulations set various standards regulating certain aspects of environmental quality and public and employee health and safety, including emissions, waste management and obligations to rehabilitate current and former facilities and locations where mining operations are or were conducted. We must undergo inspections by relevant government environmental authorities and obtain various environmental permits, licenses and approvals related to our mining operations. Any violation of these laws could lead to penalties and liabilities including a loss of our exploration permits or the imposition of costly compliance procedures. It is also uncertain whether the requisite approvals will be granted. In Australia, the ability to commence mining operations will depend, among other things, the grant of appropriate mining tenure, approvals, land access and coordination agreements where petroleum tenements, including with respect to coal seam gas, are situated nearby.

We are exposed to fluctuations in exchange rates and interest rates.

We face risks relating to fluctuations in exchange rates for RMB against other currencies, primarily those between the Australian dollar and the U.S. dollar. China has adopted a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand with reference to a basket of currencies. In April 2012, the PRC government further enlarged the trading band. In this regard, the PBOC has allowed the Renminbi to rise or fall 1% against the U.S. dollar from the central parity rate every day, effective April 16, 2012, compared with its previous 0.5% limit. It is possible that the PRC government could continue to adopt amore flexible currency policy, which could result in further and more significant revaluations of the Renminbi against the U.S. dollar or any other foreign currency. We are primarily affected by exchange rate fluctuations that arise from our export sales denominated in Australian dollars and U.S. dollars, which may affect the RMB values of such export sales. In addition, exchange rate fluctuations can result in exchange losses on our foreign currency deposits and loans and other indebtedness. As of December 30, 2011, the exchange rate for the Australian dollar against the U.S. dollar was US$1.00 = A$1.0251, compared with US$1.00 = A$0.9840 as of December 30, 2010. We recorded an exchange gain of RMB2,665.4 million for the year ended December 31, 2010 and RMB518.6 million for the year ended December 31, 2011, respectively. Exchange rate fluctuations can affect our cost of imported equipment and components. See “Item 3. Key Information — Exchange Rate Information.”

We are exposed to interest rate risk caused by interest rate changes in relation to our bank borrowings and our other indebtedness, as well as our variable rate bank balances, term deposits and restricted cash held with banks. Our interest rate risk primarily arises from fluctuations in the PBOC benchmark interest rate in relation to our RMB-denominated borrowings, and fluctuations in the LIBOR in relation to our U.S. dollar-denominated borrowings. As of December 31, 2011, we had approximately US$3,243 million of borrowings denominated in U.S. dollars, with the remaining borrowings denominated in RMB. A substantial majority of our borrowings denominated in RMB are linked to the benchmark lending rate published by the PBOC, which is subject to fluctuations as the PRC government will, from time to time, adjust interest rates and related policies as a matter of national economic policy.

In addition, a substantial majority of our borrowings denominated in U.S. dollars are linked to floating LIBOR rates which decreased in the second half of 2010 and first half of 2011 and then increased in the second half of 2011. Our lending rates may increase in the future as a result of reasons beyond our control, and may result in an adverse effect on our business, results of operations and financial condition.

To manage uncertainty in our revenue stream and capital expenditures caused by exchange rate fluctuations, we have entered into forward foreign exchange contracts to sell or purchase specified amounts of foreign currencies at stipulated exchange rates. We have also entered into interest rate swap contracts with banks to hedge a portion of our variable interest rate borrowings. As of December 31, 2011, the fair value of our derivative assets in respect of our forward foreign exchange contracts was RMB104.9 million, compared with the fair value liability of our forward foreign exchange contracts and interest rate swap contracts of approximately RMB222.1 million. See “Item 11. Quantitative and Qualitative Disclosures of Market Risks.” Our hedging arrangements may not be effective and our business, results of operations and financial condition may be materially and adversely affected by fluctuations in exchange rates or interest rates.

Our substantial indebtedness could adversely affect our business, results of operations and financial condition.

As of December 31, 2011, we had approximately RMB34,457.8 million in bank borrowings, of which approximately RMB19,588.5 million is due within a year and approximately RMB14,869.3 million is due after one year. In the first quarter of 2012, we did not enter into additional loan agreements. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resource — Description of Material Indebtedness.” This level of debt could have significant consequences for our operations, including:

•	reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes as a result of our debt servicing obligations;

•	limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, our industry and the general economy; and

•	potentially limiting our ability to obtain, or increasing the cost of, any additional financing.

If we are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure our debt, sell assets, reduce or delay capital investments, or seek to raise additional capital. If we are unable to implement one or more of these alternatives, our business, results of operations and financial condition may be materially and adversely affected.

Our business, results of operations and financial condition are subject to resource taxes and we may not be able to pass on our increased costs relating to resource taxes to our customers.

We currently pay a resource tax of RMB3.60 and RMB3.20 for each tonne of raw coal output in Shandong Province and Shanxi Province, respectively. The PRC government is considering changes to this tax whereby it would be based on pricing and not on volume. If such a change is adopted, we may not have the flexibility to pass on the increased costs to our customers, which could have a material adverse effect on our business, results of operations and financial condition. In addition, on March 29, 2012, the Australian MRRT became law, effective July 1, 2012. The MRRT is a profits-based tax that will be charged at an effective rate of 22.5% on the assessable profits (excess of annual mining revenue over annual mining expenditures with respect to mineral interests, less certain allowances) of, among others, coal mining enterprises. At this stage, the extent to which the implementation of the foregoing tax will affect our operations in Australia is yet to be determined. However, the MRRT has the potential to increase the overall tax liability of Yancoal Australia.

Our Controlling Shareholder has significant influence over us.

As of December 31, 2011, our Controlling Shareholder, the Yankuang Group, owned 52.86% of our outstanding shares and has significant influence over us. Pursuant to approval granted at the eighth meeting of the fifth session of the board of directors of the Company held on March 23, 2012, the Company entered into six continuing connected transaction agreements with the Yankuang Group, namely the Materials Supply Agreement, the Supply of Labor and Services Agreement, the Pension Fund Management Agreement, the Coal Products and Materials Supply Agreement, the Electricity and Heat Energy Supply Agreement and the Finance Service Agreement, together with the respective annual caps for such transactions from 2012 to 2014, in the ordinary course of business. The above agreements will become effective upon independent shareholders’ approval during the shareholders’ meeting that will be held on April 23, 2012. These related party transactions were reviewed and approved according to the procedures under relevant regulations and standards of the HKSE, SSE, NYSE and SEC. However, we may continue to enter into related party transactions with Yankuang Group and, as such, any material financial or operational developments experienced by the Yankuang Group that lead to the disruption of its operations or impairs its ability to perform its obligations under the agreements could materially affect our business, results of operations and financial condition and future prospects.

As our Controlling Shareholder, the Yankuang Group has the ability to exercise control over the Company’s business and affairs, including, but not limited to, decisions with respect to:

•	mergers or other business combinations;

•	the acquisition or disposition of assets;

•	the issuance of additional shares or other debt or equity securities; and

•	management of our Company.

Accordingly, our Controlling Shareholder may vote, take other actions or make decisions that conflict with our interests or the interests of our other security holders.

Our coal operations are extensively regulated by the PRC and Australian government, and government regulations may limit our activities and adversely affect our business, results of operations and financial condition.

Our coal operations in China are subject to extensive regulation by the PRC government. National governmental authorities, such as the NDRC, the MEP, the MLR, the State Administration of Coal Mine Safety (“SACMS”), the State Administration of Work Safety, the National Energy Administration and the State Bureau of Taxation, as well as corresponding provincial and local authorities and agencies, exercise extensive control over the mining and transportation (including rail and sea transport) of coal within China. Our operations in Australia are subject to similar laws and regulations of general application governing mining and processing, land tenure and use, environmental requirements, including site-specific environmental licenses, permits and statutory authorizations, workplace health and safety, trade and export, competition, access to infrastructure, foreign investment and taxation. These regulations may be implemented by various federal, state and local government departments and authorities including the Department of Resources, Energy and Tourism, the Department of Sustainability, Environment, Water, Population and Communities, and the National Native Title Tribunal. Regulatory oversight from these authorities and agencies may affect the following aspects of our operations, among others:

•	the use and granting of mining rights;

•	access to land for mining and mining-related purposes;

•	exploration and production licenses;

•	rehabilitation of mining sites and surrounding areas;

•	mining recovery rates;

•	pricing of our transportation services for coal in China;

•	taxes, levies and fees on our business;

•	return on investments;

•	application of capital investments;

•	pension fund contributions;

•	technological innovations;

•	preferential tax treatment; and

•	environmental and safety standards.

As a result of the foregoing regulation, our ability to execute our business strategies or to carry out or expand our business operations may be restricted. We are still in the process of obtaining or renewing some of the regulatory approvals, permits and licenses required for our business operations, and may experience substantial delays in obtaining such regulatory approvals, permits and licenses.

Our business may also be adversely affected by future changes in PRC or Australian regulations and policies that affect the coal industry. The adoption of new legislation or regulations or the new interpretation of existing legislation or regulations or changes in conditions attaching to approvals may materially and adversely affect our operations, our tax costs and cost structure or product demand. The occurrence of any of the foregoing may cause us to substantially change our existing operations, incur significant compliance costs and increase the risk of our future investment or prevent us from carrying out mining operations, which could have a material adverse effect on the profitability of our operations in Australia and our overall business, results of operations and financial condition. See “— Our business, results of operations and financial condition may be adversely affected by present or future environmental regulations” and “— Our business, results of operations and financial condition are subject to resource taxes and we may not be able to pass on our increased costs relating to resource taxes to our customers.”

We cannot assure you that we will be able to obtain all necessary approvals, permits and licenses.

Pursuant to applicable laws and regulations in China, we are required to obtain or renew approvals, permits and licenses with respect to our exploration activities, mining operations and environmental protection. As of the date of this annual report, the following material approvals, permits and licenses have expired or need to be renewed:

•

We are in the process of obtaining the permit for our acquisition of Anyuan Coal Mine, which is pending regulatory review and approval by the Inner Mongolia government authorities. In addition, we have not obtained the renewed mining license and coal production license for our operations at Anyuan Coal Mine after we expanded the production capacity in 2011. Furthermore, we have not renewed the scope of our business license to include coal mining and sales of coal at Anyuan Coal Mine, which we expect to renew after we obtain the renewed mining license and coal production license for Anyuan Coal Mine. Moreover, until we receive such approvals, we are prohibited from transferring or disposing of this mine. As of the date of this annual report, we are not aware of any pending administrative action, fines or penalties for the continued operation of Anyuan Coal Mine; however, until we obtain the relevant approvals, we remain subject to penalties imposed by the relevant government authorities, including a fine of up to RMB100,000 and the revocation of the business license of Anyuan Coal Mine.

•	We are in the process of obtaining the mining license for Zhuanlongwan Project.

•	We are in the process of obtaining the exploration licenses for Yingpanhao Project and Wanfu Project.

•	We are in the process of renewing the water pollution discharge permits for the Six Coal Mines, Zhaolou Coal Mine and Wanfu Project.

Further, some of our PRC subsidiaries are in the process of applying for or will apply for land-use rights certificates or building ownership certificates. In addition, some PRC subsidiaries lease properties whose owners do not possess valid land-use rights certificates or building ownership certificates. We do not expect that our rights to use or occupy such properties will be challenged by third parties and as of the date of this annual report, we are not aware of any administrative or legal action with respect to these properties. However, we are prohibited from the transfer, lease, mortgage, or disposal of such properties until we obtain relevant real estate or building ownership certificates. In addition, we cannot assure you that administrative or legal action will not arise with respect to these properties, which could have a material adverse effect on our business and results of operations.

In addition to the above, a number of material Australian regulatory approvals, permits and licenses are pending, outstanding, have not been applied for as yet or have expired, including:

•

surface mining leases for the development of proposed additional stages of the Moolarben Coal Mine, as well as agreements with affected landholders (including a competitor of Yancoal Australia), which are still in process;

•

planning approval for the proposed additional “South East Open Cut” project of the Ashton Coal Mine, which has been refused by the relevant regulatory authority and as a result, Yancoal Australia has commenced a court appeal. In addition to the required planning approval, other approvals, permits and licenses, as well as agreement with affected landholders, will be required for this project; and

•

approvals, permits and licenses relevant to the mines and projects operated by Gloucester, including new mining leases for the proposed longwall mining operations at two of its Donaldson mines, which are still in process. These outstanding Gloucester approvals, permits and licenses will only be relevant to use if the Merger is implemented.

If any of these or our other mining licenses, coal production licenses, safety production licenses or other certificates, approvals or permits are revoked, not renewed or not obtained, we could be required to cease operations of the affected mine or production facility. The loss of some or all of our mining licenses, coal production licenses, safety production licenses or other certificates, approvals or permits may have a material adverse effect on our business, results of operations and financial condition.

Our business, results of operations and financial condition may be adversely affected by present or future environmental regulations.

Our coal mining operations produce waste water, gas emissions and solid waste materials. In addition, surface mining operations also produce noise pollution. As a PRC and Australian coal producer, we are subject to extensive and increasingly stringent environmental protection laws and regulations. These laws and regulations:

•	impose fees for the discharge of waste substances;

•	require provisions for land reclamation and rehabilitation;

•	impose fines and other penalties for serious environmental offenses;

•	authorize the government to close any facility that fails to comply with environmental regulations and suspend any coal operation that causes excessive environmental damage; and

•	establish the conditions (including environmental requirements) for domestic mining operations.

Due to the increasing awareness of environmental issues, the PRC government has tightened its enforcement of applicable laws and regulations and adopted more stringent environmental standards. In November 2009, the State Council announced that the PRC was committed to reducing carbon dioxide emissions per unit of GDP by 40% to 45% by 2020 from the level in 2005. In order to achieve this target, the PRC government plans to reduce reliance on fossil fuel-based energy and encourage the development of the clean energy industry and the non-fossil fuel-based energy industry. The PRC government has issued several plans relating to renewable energy development, energy conservation and emissions reduction. In particular, the PRC government has committed to increasing the proportion of total energy consumption from non-fossil fuel sources from the current level of 3% to 15% by 2020. On December 1, 2011, the State Council issued the Working Plan for the Control of Discharge of Greenhouse Gases under the Twelfth Five-Year Plan (“the Working Plan”), pursuant to which China plans to continue to increase the proportion of non-fossil fuels used as an overall primary energy source to 11.4% by 2015 and reduce the proportion of coal used as an overall primary energy source. In addition, pursuant to the Working Plan, the PRC government aims to reduce energy consumption per unit of GDP by 17% by 2015 compared to 2010.

Similarly, our Australian operations are subject to Australia’s stringent federal and state and territory environmental laws and regulations. In March 2012, the Australian government enacted a carbon pricing mechanism (or carbon tax) law, effective July 1, 2012, which will impose a charge on the amount of carbon dioxide emissions of enterprises with significant emissions, with an eventual transition to a “cap and trade” carbon emissions scheme. The carbon tax law imposes a charge based on tonnage of carbon dioxide equivalent (CO2-e) emissions, which is intended to disincentivize the use of fossil fuels such as coal.

In addition, there have recently been cases in New South Wales and Queensland relating to the environmental effects of greenhouse gas emissions produced as a result of coal mining. Compliance with laws and involvement in litigation can be expensive, lengthy and disruptive to normal business operations. If this area of law develops further, more stringent regulations may be developed, particularly in relation to greenhouse gas emissions, which could increase the costs of using coal and reduce demand for coal as a fuel source, thus adversely affecting the sales volumes and prices of our coal.

If efforts to increase energy efficiency, control greenhouse gas emissions and enhance environmental protection result in a decrease in coal consumption, our revenue may decrease and our business may be adversely affected. In addition, our budgeted amount for environmental regulatory compliance may not be sufficient, and we may need to allocate additional funds for this purpose. If we fail to comply with current or future environmental laws and regulations, we may be required to pay penalties or fines or take corrective actions, any of which may have a material adverse effect on our business, results of operations and financial condition.

Moreover, Australian environmental approval processes require a technical environmental assessment to be prepared prior to granting approval, as well as public consultation. Community groups may lobby for more restrictive conditions to be imposed on approvals granted or for the approval to be declined, either of which may result in a material adverse effect on our business and results of operations.

Our ability to operate effectively could be impaired if we lose key personnel, including mine planners, or if we are unable to attract and retain skilled and qualified personnel.

Our operations, to a substantial extent, rely on the services of our key employees with professional skills, qualifications and experience, including mine planners. We may not be able to continue to employ our key personnel or attract and retain skilled and qualified personnel and the loss of any of these personnel could materially and adversely affect our operations.

As our mining operations expand, we believe our success will depend on our continued ability to attract and retain skilled and qualified personnel. Any difficulty in attracting, recruiting, training and retaining skilled and qualified personnel could materially and adversely affect our business, results of operations and financial condition.

Our operations may be affected by uncertain mining conditions.

Our operations are subject to certain risks inherent in underground mining, which may affect the safety of our workforce or cost of producing coal, including without limitation, roof collapses, deterioration in the quality or variations in the thickness of coal seams, mine water discharge and flooding, inclement weather, explosions from methane gas or coal dust, ground falls and other mining hazards. Additionally, we are exposed to operational risks associated with industrial or engineering activities, such as maintenance problems or equipment failures. Although we conduct geological assessments on mining conditions and adapt our mining plans to the mining conditions at each mine, adverse mining conditions may endanger our workforce, increase our production costs, reduce our coal output or temporarily suspend our operations. The occurrence of any of the foregoing events or conditions would have a material adverse impact on our business, results of operations and financial condition.

We may suffer losses resulting from mining safety incidents.

Our coal mines and operating facilities may be damaged by water, gas, fire or cave-ins due to unstable geological structures. In addition, operations at our mining sites involve the operation of heavy machinery and explosives. Like other coal mining companies, we have experienced accidents that have resulted in property damage and personal injuries. Although we have implemented safety measures at our mining sites, trained our employees on occupational safety and maintain liability insurance for personal injuries as well as limited property damage for certain of our operations, safety incidents may occur. Any significant accident, business disruption or safety incident could harm our reputation, result in substantial uninsured costs and the diversion of our resources, which could materially and adversely affect our business, results of operations and financial condition.

We face price volatility and intense competition in our methanol operations.

We entered the PRC methanol market and commenced production of coal-based methanol at Tianhao Chemicals and Yulin Nenghua in September 2008 and August 2009, respectively. In 2009, 2010 and 2011, we generated revenue of RMB258.9 million, RMB629.3 million and RMB1,059.3 million from sales of methanol, respectively, which represented 1.3%, 1.9% and 2.3% of our total revenue for the same periods, respectively.

The methanol business is a cyclical and competitive commodity industry with rapidly changing supply and demand fundamentals. In recent years, the domestic methanol industry suffered from significant overcapacity following a period of rapid expansion. In addition, stagnant market demand for methanol further exacerbated the oversupply. Although the PRC methanol benchmark price continued to increase from 2009 to 2011, the market demand of methanol is not expected to grow significantly in the short term, primarily because the conventional methanol downstream market shrinks and the emerging methanol downstream market are subject to policy and technology constraints.

We expect our methanol prices to be affected by a number of factors, including, without limitation:

•	global and domestic methanol production;

•	global energy prices;

•	methanol plant utilization rates, capacity expansions and shutdowns;

•	global economic conditions;

•	compliance costs and environmental risks; and

•	competition from low-cost methanol producers.

As of the end of 2011, we had a total methanol production capacity of 700,000 tonnes. We may not be able to optimize the utilization of our new facilities as planned. For example, Tianhao Chemicals has not been able to procure a steady supply of key raw material from its sole supplier of coke oven waste gas and has not been able to maintain steady operations, which significantly curtailed its production in 2010 and 2011. We are currently seeking to secure a supply of key raw material from different suppliers. However, we may not be able to successfully do so, which could affect our operations and result in decreased production in 2012. In addition, we are currently constructing a 600,000-tonne methanol project in Ordos City, Inner Mongolia, which we expect to become operational in 2013. If our projections for the domestic methanol market prove incorrect or if we are unable to otherwise compete effectively, we may not recover the capital and resources we have invested in our methanol operations and realize the intended benefits of our business expansion. In either event, our business, results of operations and financial condition will be adversely affected.

Our insurance will not cover all the potential risks associated with our operations.

Our business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, changes in regulatory environment and natural phenomena such as inclement weather conditions, floods, earthquakes and fires. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to our properties or properties of others, delays in development or mining, monetary losses and possible legal liability. Customary to what we believe to be industry practice, we have maintained insurance to protect against certain risks in such amounts we consider to be reasonable. However, our insurance may not cover all potential risks associated with our operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums and may not be able to pass on any increased costs relating to insurance to our customers. If such costs exceed the levels which we expect, there could be a material adverse effect on our business, results of operations and financial condition.

We may not be able to protect our patents or other intellectual property rights, which could have a material adverse effect on our business.

From 2009 to 2011, we completed 166 technology improvement projects, and obtained 64 patents and over 150 technology-advancement prizes, which have enhanced our coal mining and related business operations. Further, we own other intellectual property such as proprietary technologies procedures and processes. We believe our patents and other intellectual property rights are important to our success. Existing laws in China offer limited protection for our intellectual property rights. We rely upon a combination of patents, confidentiality policies, nondisclosure and other contractual arrangements to protect our intellectual property rights. We cannot assure you that we will be able to detect any unauthorized use of, or take appropriate, adequate and timely actions to enforce, our intellectual property rights. Consequently, we may not be able to effectively prevent unauthorized use of our patents in other countries where such patents are not registered.

Historically, China has not protected intellectual property rights to the same extent as has the United States and Hong Kong. The measures we take to protect our intellectual property rights may not be adequate, and monitoring and preventing unauthorized use is difficult. The protection of our intellectual property may be compromised as a result of (i) expiration of the protection period of our registered intellectual property rights, (ii) infringement by others of our intellectual property rights; (iii) refusal by relevant regulatory authorities to approve our pending patent applications. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our intellectual property rights, our reputation may be negatively impacted and our business may be materially and adversely affected.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the United States Public Company Accounting Oversight Board (the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards in connection with their audits of financial statements filed with the SEC. Because we have substantial operations within the Peoples’ Republic of China and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditor’s work related to our operations in China is not currently inspected by the PCAOB.

This lack of PCAOB inspections of audit work performed in China prevents the PCAOB from regularly evaluating the audits performed by Grant Thornton and its quality control procedures. As a result, investors are deprived of the full benefits of PCAOB inspections of auditors.

The inability of the PCAOB to conduct inspections of audit work performed in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures as compared to auditors in other jurisdictions that are subject to PCAOB inspections on all of their work. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Relating to the PRC

Changes in China’s economic, political and social conditions as well as governmental policies could affect our business, results of operations and financial condition.

China’s economy differs from the economies of more developed countries in many aspects, including the structure of the economy, level of government involvement, level of development, growth rate, control of capital investment, control of foreign currency and allocation of resources. China’s economy has been in transition from a planned economy to a more market-oriented economy. For the past three decades, the PRC government authorities have implemented economic reform measures to emphasize market forces in economic development. The PRC government authorities from time to time implement various macroeconomic and other policies and measures, including contractionary and expansionary policies and measures at times of, or in anticipation of, changes in China’s economic conditions. Economic reform measures, however, may be adjusted, modified or applied inconsistently from industry to industry or across different regions of the country. As a result, we may not continue to benefit from all, or any, of these measures. We cannot predict whether changes in the PRC’s political, economic and social conditions, laws, regulations and policies will have any adverse effect on our current or future business, results of operations and financial condition.

Uncertainties with respect to the PRC legal system could limit the protections available to us.

The PRC legal system is a civil law system based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since many laws, rules and regulations are relatively new, and as the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform. Enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce legal protections under law or contract. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate and predict the outcome of PRC administrative and court proceedings and the enforceability of rights in China as compared to more developed legal systems. These uncertainties may impede our ability to enforce contracts with future partners, service providers and suppliers. We cannot predict the effect of future developments in the PRC legal system, particularly with regard to the coal mining industry in China, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

Government control of currency conversion and future movements in exchange rates may adversely affect our business, results of operations and financial condition.

A portion of our Renminbi revenue may need to be converted into other currencies to meet our substantial requirements for foreign currencies, including debt service on foreign currency denominated debt, overseas acquisitions of mining properties, purchases of imported equipment, and payment of dividends declared in respect of shares held by international investors.

Foreign exchange transactions under the capital account, including principal payments with respect to foreign currency denominated obligations, are subject to the approval requirements of SAFE. In addition, the value of Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. Fluctuations in the exchange rate of the Renminbi against the U.S. dollar, the Australian dollar and certain other foreign currencies may adversely affect our business, results of operations and financial condition. For further information, please see “Item 11. Quantitative and Qualitative Disclosures of Market Risks — Foreign Currency Exchange Rate Risk.”

Our subsidiaries are subject to restrictions on the payment of dividends to us.

Our ability to meet our payment obligations under the Guarantees partially depends on the dividends that we receive from our subsidiaries. The ability of our subsidiaries to pay dividends to their shareholders is subject to, among other things, distributable earnings and restrictions contained in the articles of association of our subsidiaries. The ability of our subsidiaries in the PRC to pay dividends to us is subject to the requirements of PRC laws and regulations. PRC laws and regulations permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Such profits differ from profits determined in accordance with IFRS in certain significant respects, including the use of different bases of recognition of revenue and expenses. Our PRC subsidiaries are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserves that are not distributable as such dividends.

Risks Relating to Australia

Coal mining operations in Australia have inherent title risks associated with renewal and native title rights.

Interests in tenements in Australia are governed by the respective State and Territory legislation and are evidenced by the granting of licenses or leases. Each license or lease is for a specific term and carries with it annual expenditure and reporting commitments, as well as other conditions requiring compliance. Consequently, we could lose title to or our interest in tenements if license or lease conditions are not met or if insufficient funds are available to meet expenditure commitments.

It is also possible that, in relation to tenements which we have an interest in or will in the future acquire, there may be areas over which legitimate native title rights of Aboriginal Australians exist. If native title rights do exist, our ability to gain access to tenements (through obtaining consent of any relevant landowner), or to progress from the exploration phase to the development and mining phases of operations, may be adversely affected. The tenements in which we have an interest are subject to applications for renewal. There is a risk that these applications will not be granted or transfers not approved.

All of the granted tenements in which we have or may earn an interest in will be subject to applications for renewal or grant (as the case may be). The renewal or grant of each tenement or license is usually at the discretion of the relevant government authority which will consider various factors, including our compliance with any conditions placed on an existing license, when making its decisions. It is possible that the government authority may reject our applications for renewal or grant, in which case, our operations in Australia may be adversely affected.

Additionally, tenements are subject to a number of specific legislative conditions including payment of rent and meeting minimum annual expenditure and reporting commitments. Our inability to meet these conditions could affect the standing of a tenement or restrict its ability to be renewed. If a tenement is not renewed, we may suffer significant damage through loss of the opportunity to discover and/or develop any mineral resources on that tenement.

Coal mining operations in Australia are subject to certain domestic operational risks.

Our coal mining operations in Australia are subject to certain domestic operational risks, which include the following.

Land access. The granting of mining tenure does not remove the need to enter into land access arrangements with third-party land holders (where the land underlying the mining tenure is owned by a third party). In some cases, the underlying land may be owned by a competitor, pastoralist or other third parties. In addition, elements of the agricultural industry and other groups are opposed to the future development of land for mining or mining-related purposes. These groups are actively lobbying the relevant government entities or seeking public support in an effort to limit the amount of land available for mining, and to make access arrangements for mines more difficult.

Coordination agreements. Coal mining tenure in Australia is frequently granted over land over which coal seam gas tenure has or may be granted. Where coal mining and coal seam gas tenures overlap, it is necessary for the coal miner and coal seam gas producer to enter into a coordination agreement. Where overlapping tenure exists, mining operations cannot commence without a coordination agreement. In some cases, the interests of the coal miner and coal seam gas producer may not be aligned and accordingly, mining operations may be delayed or adversely affected.

Environmental conditions and action groups. Before any mining tenure is granted in Australia, it is required that a comprehensive public environmental assessment on the impact of the proposed mining operations be undertaken. Such an assessment involves a public consultation process, which often involves encountering organized environmental or community groups that seek to restrict or block contemplated mining operations. Generally, where environmental approvals are granted, conditions are frequently imposed that materially affect mining operations.

The risks associated with our joint ventures in Australia may have a material adverse effect on our business, results of operations and financial condition.

Yancoal Australia, through Yancoal Resources, holds majority equity interests in joint ventures including the Moolarben joint venture, Ashton joint venture and Athena joint venture. Following the Merger, Yancoal Australia, through Gloucester, will also have an approximately 50% interest in the Middle mount joint venture, and Yancoal Australia’s interest in the Athena joint venture will be transferred to the Company or another subsidiary. We may continue to seek opportunities to form additional joint ventures with third parties to develop business. Risks associated with joint ventures include the possibility that the joint venture partners, which in certain cases may be our competitors, may:

•	have economic or business interests or goals that are inconsistent with ours;

•	take actions contrary to our policies or objectives with respect to their investments, for instance, by vetoing proposals in respect of the joint venture operations;

•	be unable or unwilling to fulfill their obligations under the joint venture or other agreements; or

•	experience financial or other difficulties.

Any of the foregoing may have a material adverse effect on our business, results of operations and financial condition. In addition, the termination of any joint venture agreements, if not replaced on similar terms, could have a material adverse effect on our business, results of operations and financial condition.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of our Company

Overview

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

Our contact information is:

Business address	:	298 South Fushan Road
Zoucheng, Shandong Province
People’s Republic of China (273500)
Telephone number	:	(86) 537 538 2319
Website	:	http://www.yanzhoucoal.com.cn (the contents of our website do not form part of this annual report)

Acquisitions

We have been involved in several acquisitions in 2011, a description of which is as follows:

Inner Mongolia Xintai

Ordos Neng Hua acquired 80% of the equity interests in Inner Mongolia Xintai for a total consideration of RMB2,801.6 million in November 2011. Inner Mongolia Xintai operates Wenyu Coal Mine. For details of Wenyu Coal Mine, see “— D. Property, Plant and Equipment — Coal Mines and Coal Production Facilities — Wenyu Coal Mine.”

Syntech Resources Pty Ltd and Syntech Holdings II Pty Ltd in Australia

Austar Company acquired the entire equity interest in Syntech Resources Pty Ltd. and Syntech Holdings II Pty Ltd., for a consideration of A$201.6 million in August 2011. Upon the completion of the equity transfer, Austar Company owns Cameby Downs Coal Mine and operates the Syntech Project. For details of the Cameby Downs Coal Mine and Syntech Project, see “— D. Property, Plant and Equipment — Coal Mines and Coal Production Facilities — Cameby Downs Coal Mine.”

Wesfarmers Premier Coal Limited and Wesfarmers Char Pty Ltd in Australia

Austar Company acquire the entire equity interest in Wesfarmers Premier Coal Limited and Wesfarmers Char Pty Ltd., for a consideration of A$296.8 million in December 2011. Wesfarmers Premier Coal Limited is engaged in the exploration, production and processing of coal and Wesfarmers Char Pty Ltd. is engaged in research and development of the technology and procedures relating to processing coal char from low grade coal. Upon the completion of the equity transfer, Austar Company will own Premier Coal Mine. For details of Premier Coal Mine, see “— D. Property, Plant and Equipment — Coal Mines and Coal Production Facilities — Premier Coal Mine.”

19 Potash Mineral Exploration Permits in Canada

The Company acquired 11 potash mineral exploration permits and eight potash mineral exploration permits, for a total consideration of US$260 million in September 2011. For details of these potash mining rights, see “— D. Property, Plant and Equipment — Mining Rights —19 potash mineral exploration permits in Canada.”

Establishment of Yancoal International (Holding)

We established Yancoal International (Holding) in Hong Kong on July 13, 2011 as the management platform for our overseas business and assets. Yancoal International (Holding) established three wholly owned subsidiaries in Hong Kong on July 20, 2011, namely Yancoal International Trading Co., Limited, Yancoal International Technology Development Co., Limited and Yancoal International Resources Development Co., Limited. Yancoal International (Holding) established another wholly owned subsidiary, Yancoal Luxembourg Energy Holding Co., Limited, in Luxembourg on September 16, 2011 and Yancoal Luxembourg Energy Holding Co., Limited established its wholly owned subsidiary, Yancoal Canada in Canada on August 18, 2011.

Gloucester Acquisition

In December 2011, we and our subsidiary Yancoal Australia entered into a merger proposal deed with Gloucester (amended in March 2012), pursuant to which Yancoal Australia intends to implement a merger by way of a scheme of arrangement under Australian law pursuant to which it or its wholly owned subsidiary will acquire all of the shares of Gloucester, and Gloucester’s shareholders will receive a combination of Yancoal Australia ordinary shares and CVR Shares, unless they elect to receive only Yancoal Australia ordinary shares.

Upon completion of the Merger, Gloucester will become a wholly owned subsidiary of Yancoal Australia, and the Company and Gloucester shareholders will hold 78% and 22%, respectively, of the ordinary share capital of Yancoal Australia. However, as a condition of the foreign investment approval for the Merger, we are required by the Treasurer to reduce our economic ownership in Yancoal Australia to less than 70% by December 31, 2013, and our economic ownership must not exceed 70% thereafter. Upon the expected completion of the Merger and fulfilment of the relevant ASX Listing Rules, Yancoal Australia will be listed on the ASX, and its ordinary shares and CVR Shares will be separately quoted for trading. As a condition of the foreign investment approval for the Merger imposed by the Treasurer, Yancoal Australia’s listing on the ASX must be completed by December 31, 2012. In addition, it is a condition of the Merger that the repayment date for two of the three repayments of Yancoal Australia loans due 2012 and 2013 that were used to finance the acquisition of Felix be extended by at least five years and that additional debt facilities in the amount of A$700 million be obtained by Yancoal Australia. The Merger is expected to be completed in June or July 2012, and is subject to approvals of Australian regulatory agencies, PRC government and regulatory agencies, relevant stock exchanges, courts, Gloucester shareholder approvals, indebtedness limits for Yancoal Australia and Gloucester as well as other closing conditions. Accordingly, Yancoal Australia’s ability to consummate the Merger remains subject to risk and uncertainty, and we cannot assure you that the Merger will be carried out as currently contemplated.

Moreover, prior to the Merger, certain Yancoal Australia Excluded Assets will be transferred from Yancoal Australia, either to the Company or our other subsidiaries, although the Excluded Assets will continue to be managed by Yancoal Australia. Most of the Excluded Assets will be subject to a right of first refusal in favor of Yancoal Australia. Under certain circumstances, two entities, namely Syntech (including Cameby Downs) and Premier Coal, may also be transferred and sold back to Yancoal Australia on or shortly before December 31, 2014, either on agreed terms or through independent valuation. Such a transaction will be subject to the relevant regulatory approvals and the approval of Yancoal Australia’s shareholders.

After the Merger, Yancoal Australia is expected to continue offering diversified coal products through the development of seven operating mines in Australia and attributable coal reserves of 701 million tonnes (817 million tonnes on a 100% basis), not including the Excluded Assets (1). Yancoal Australia will be supported by its interests in infrastructure holdings, including in Newcastle Infrastructure Group and the parent company of the developer of the Wiggins Island Coal Export Terminal, and its ability to utilize the port facilities of New South Wales and Queensland, Australia. We also believe this transaction will significantly increase our total resource base and strengthen our coal mining operations and market profile in Australia and globally.

Acquisition of Coal Mines From Yankuang Group

On April 23, 2012, Yankuang Group and its wholly owned subsidiary, Beisu Company and our Company entered into an Assets Transfer Agreement, pursuant to which we will purchase from Yankuang Group and Beisu Company all of the assets and liabilities of Beisu and Yangcun. The assets we will purchase includemining rights, building ownership certificates, mining and related equipment and other fixed assets, as well as certain equity investments of Beisu and Yangcun and in Beisheng Industry and Trade, Shengyang Wood and Jiemei Wall Materials. Entering into the Assets Transfer Agreement constitutes a connected transaction of our Company under Chapter 14A of the Hong Kong Listing Rules.

The consideration for the Target Assets was determined by the appraised net asset value of the Target Assets, or RMB824,142,300, as appraised by Beijing China Enterprise Appraisal as of the valuation date, or August 31, 2011. The appraisal value was approved by the SASAC of the Shandong Provincial Government on April 16, 2012. The consideration will be paid for in cash upon the commencement of delivery of the Target Assets to our Company.

Bond Offerings

The Proposed RMB Bond Offering

At our 2012 First Extraordinary General Meeting held on February 8, 2012, our shareholders passed a resolution approving the issuance of an RMB-denominated corporate bond of up to RMB15 billion in the PRC domestic market (the “RMB Bond Offering”). Yankuang Group will provide an irrevocable and joint liability guarantee in respect of the RMB-denominated bonds. On March 23, 2012, the Issuance Examination Committee of the CSRC approved our application for the first tranche of the RMB Bond Offering equivalent to RMB5 billion. As of the date of this annual report, the RMB Bond Offering has not yet been completed and the terms and conditions of the RMB Bond Offering have not been finalized.

The Proposed US$ Bond Offering

At our 2012 Second Extraordinary General Meeting held on April 23, 2012, a resolution was passed approving our US$-denominated bonds offering of up to US$1 billion for a term of not exceeding ten years through Yancoal International Resources Development Co., Limited, a second-tier wholly owned subsidiary of the Company incorporated in Hong Kong (the “US$ Bond Offering”). The Company will provide a guarantee for the US$ Bonds to be issued, which will cover the principal amount, the interests payable and related expenses incurred by the creditors for enforcing the principal amount. Pursuant to applicable PRC laws and regulation, the guarantee to be provided by the Company is subject to approval by SAFE. On April 24, 2012, the Company obtained approval from SAFE to guarantee indebtedness of Yancoal International Resources Development Co., Limited incurred outside the PRC in connection with the US$ Bonds for a principal amount of up to the equivalent of US$1 billion and all interest and relevant expenses incurred in relation to the US$ Bonds. As of the date of this annual report, the details of the US$ Bond Offering have not been finalized.

(1)

The Excluded Assets include Cameby Downs and Premier Coal Mine, which had recoverable reserves of 409.0 million tonnes (as of December 1, 2011) and 141.0 million tonnes (as of December 31, 2010), respectively. Before the Merger becomes effective, the Excluded Assets will be transferred to the Company (or a subsidiary of the Company that is not also a subsidiary of Yancoal Australia).

Capital Expenditures

Our principal source of cash in 2011 was cash generated from our operating activities and bank borrowings. Our capital expenditures in 2011 were primarily for operational capital expenditures, purchase of properties, machinery and equipment, payment of dividends, and considerations for our acquisitions of assets and equity interest.

The following table sets forth a summary of our capital expenditures in the periods indicated:

	Year Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
	(in millions)

Coal mining	24,086.5	3,298.0	22,736.5	3,612.5

Coal railway transportation	11.4	34.5	40.9	6.5

Electricity power and methanol	1,220.0	452.8	555.2	88.2

Undistributed items	—	—	—	—

Corporate	7.0	—	3.8	0.6

Total	25,324.9	3,785.3	23,336.4	3,650.6

Our planned capital expenditures for 2012 are in the amount of approximately RMB11,810.3 million. For more information, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” in this annual report.

Potential Takeovers by Third Parties

There were no indications of any public takeover offers by third parties in respect of our common shares in 2011.

B.	Business Overview

We are one of the primary coal producers in China with rapidly growing coal mining operations in China and Australia. We primarily engage in the mining, washing, processing and distribution of coal through railway transportation. We offer a wide variety of coal products including thermal coal, semi-hard coking coal, semi-soft coking coal, pulverized coal injection (“PCI”) coal and other mixed coal products which are sold to power plants, metallurgical mills, chemical manufacturers, construction material manufacturers and fuel trading companies in China and other countries, including Japan and South Korea. Since 2004, we have expanded our operations to include the production of coal chemicals, the generation of electricity and heat and the potash exploration business.

As of December 31, 2011, we owned and operated 16 coal mines across regions with abundant and quality coal resources, including Shandong, Shanxi and Inner Mongolia in China, as well as Queensland and New South Wales in Australia. In addition, as of December 31, 2011, we had eight developmental-stage projects in China and Australia and 17 exploration tenements in Australia that might be potentially developed.

We directly own and operate six coal mines in the PRC, namely, Nantun, Xinglongzhuang, Baodian, Dongtan, Jining II and Jining III, which produced approximately 61.1% of our total coal output in 2011. As of December 31, 2011, the Six Coal Mines had approximately 1,762.8 million tonnes of in-place proven and probable reserves. Through our subsidiaries, we also hold equity interests in a number of coal mines in China. Shanxi Nenghua operates Tianchi Coal Mine, which holds approximately 26.6 million tonnes of recoverable reserves, and Heze Nenghua operates Zhaolou Coal Mine, which holds approximately 103.6 million tonnes of recoverable reserves. Since December 1, 2010, Ordos Neng Hua has operated Anyuan Coal Mine and Wenyu Coal Mine, which have approximately, in aggregate, 81.7 million tonnes of basic reserves. In addition, we had four projects in China that were under development as of December 31, 2011.

The map below shows the approximate locations of the Domestic Coal Mines.

We conduct our operation in Australia primarily through our subsidiary, Yancoal Australia. Yancoal Australia currently operates ten coal mines in Australia. These include the operational coal mines Austar, Yarrabee, Ashton and Moolarben, which collectively held approximately 473.6 million tonnes of JORC-compliant reserves as of June 30, 2011, Cameby Downs, which held approximately 409.0 million tonnes of JORC-compliant reserves as of December 1, 2011, and Premier Coal Mine which held approximately 141.0 million tonnes of JORC-compliant reserves as of December 31, 2010, as well as the developmental-stage projects Athena, Harrybrandt, Wilpeena and Wilga. In addition, we had 17 exploration tenements in Australia with potential for developments as of December 31, 2011.

The map below shows the approximate locations of the Australian Coal Mines.

As of December 31, 2011, we were 52.86% owned by our parent, the Yankuang Group, which is wholly owned by the Shandong Provincial Government under the control of SASAC of the Shandong Provincial Government. The Yankuang Group was founded in 1973 to focus on coal mining and sales, the coal chemical industry, power generation, aluminum production and machinery manufacturing. We were established in 1997 and listed on the SSE, HKSE and NYSE in 1998.

Our revenue increased from RMB20,677.1 million in 2009 to RMB33,944.3 million in 2010 and further to RMB47,065.8 million in 2011, representing a CAGR of 50.9%. Our profit attributable to our equity shareholders increased significantly from RMB4,117.3 million in 2009 to RMB9,281.4 million in 2010 but slightly decreased to RMB8,928.1 million in 2011.

Our Competitive Strengths

We believe we have the following competitive strengths.

We are one of the leading coal mining companies in the PRC with a successful operating track record and strong industry reputation.

We commenced operations in the PRC in 1997, and expanded overseas to Australia in 2004 and Canada in 2011. We were the third-largest listed coal producer in the PRC in terms of total coal reserves and coal production in 2011. We have built a successful operating track record and have experienced significant growth since our inception. Our revenue increased from RMB20,677.1 million in 2009 to RMB33,944.3 million in 2010 and further to RMB47,065.8 million in 2011, representing a CAGR of 50.9%. Our profit attributable to our equity shareholders increased significantly from RMB4,117.3 million in 2009 to RMB9,281.4 million in 2010 but slightly decreased to RMB8,975.6 million in 2011. We have received several significant awards and recognitions, including:

•	ranking 407th in the Global Top 500 among all companies in all industries globally in terms of total market value according to the Financial Times in 2011;

•	ranking 22nd in the Platts Top 250 Global Energy Company Rankings in 2011;

•	Best Board of Directors Award for Main Board Listed Companies in China awarded by Money Week in 2011;

•	National Quality Award awarded by the China Association for Quality in 2011; and

•	Best Corporate Governance Award for Listed Companies awarded by the Corporate Governance Net and the Research Center of Corporate Governance of Nankai University in 2010.

We have an abundant and diversified portfolio of coal reserves and resources strategically located in key areas in the PRC and Australia.

We are one of the primary coal producers in the PRC, with rapidly growing coal mining operations in Australia and China. Our mines have significant coal reserves and resources. As of December 31, 2011, in China, we had total proven and probable reserves of 1,762.8 million tonnes, recoverable reserves of 130.2 million tonnes and basic reserves of 81.7 million tonnes. Our total raw coal production in 2011 was 55.7 million tonnes. As of December 31, 2011, we owned directly or indirectly through our subsidiaries ten operational coal mines and four developmental-stage projects in China across regions with abundant and high quality coal resources totalling 5,318 million tonnes, according to our internal estimates. We directly operate the Six Coal Mines and have control of, and mining and exploration rights to, four operational coal mines and four developmental-stage projects in Shandong, Shanxi and Inner Mongolia through our operating subsidiaries in China. We have expanded and upgraded our mining operations by deploying advanced technologies developed from multiple sources, including those from our research and development initiatives, in the coal production process. We are positioned to take advantage of coal demand in the PRC as our mines in Shandong and Shanxi are strategically located in close proximity to end customers that are situated in economically developed areas of Eastern China where there is strong demand for thermal and coking coal. In addition, the developed infrastructure of the region, with railways, ports and roads, self-owned railways, and abundant port capacity, provides valuable access to transport and enables us to quickly respond to customer demand while controlling our transportation and logistics costs. At the same time, our growing operations in Inner Mongolia are expected to provide us with increased access to markets in Northern China.

In addition, as of December 31, 2011, we have control of, and mining and exploration rights to, six operational coal mines and four developmental-stage projects in Australia through our operating subsidiaries. Our operational coal mines Austar, Yarrabee, Ashton and Moolarben collectively held approximately 473.6 million tonnes of JORC-compliant reserves as of June 30, 2011, Cameby Downs held approximately 409.0 million tonnes of JORC-compliant reserves as of December 1, 2011, and Premier held approximately 141.0 million tonnes of JORC-compliant reserves as of December 31, 2010. In addition, we had 17 exploration tenements in Australia that might be potentially developed as of December 31, 2011. Our Australian coal mines are strategically located in close proximity to ports where we have secured sufficient long-term port capacity for our exports. Yancoal Australia owns a 15.4% interest in Newcastle Infrastructure Group (“NCIG”), a joint venture responsible for constructing and operating the third export terminal at Newcastle Port, the largest coal export port in New South Wales, and will have an annual port capacity of 8.3 million tonnes through NCIG’s facility when it reaches its full design capacity. Yancoal Australia also has an annual port capacity of 5.3 million tonnes at Newcastle Port through Port Warratah Coal Services (“PWCS”) facility in 2012 pursuant to the agreement between Yancoal Australia and PWCS and 5.7 million tonnes per year starting from 2013. Upon the completion of the development of PWCS terminal 4 in 2016, Yancoal Australia is expected to obtain additional allocated annual port capacity through that new terminal. In addition, Yancoal Australia owns a 5.6% interest in Wiggins Island Coal Export Terminal Holdings Pty Limited, which is the parent company of the developer of the Wiggins Island Coal Export Terminal, and has been allocated an annual port capacity of 1.5 million tonnes in 2014 through that terminal at Gladstone Port. We believe these allocated port capacities will support our current export sales and our future growth for the next five years.

We have a strong track record of acquisitions and expansions domestically and overseas to secure and grow our coal reserves and business scale.

We have successfully expanded our domestic and overseas operations through acquisitions and expansions of our coal mine operations. Our acquisitions have transformed our Company from a regional Chinese coal company to an international enterprise with a well-diversified assets portfolio in the PRC and Australia. We have organically grown through the development of our domestic coal mines and projects, mining technologies, research and development and commitment to quality control. From 2006 to 2011, we successfully increased our raw coal production from 36.0 million tonnes to 55.7 million tonnes. These measures have enabled us to build a strong base from which we have expanded overseas. In addition, the success of our expansion activities has also been facilitated by our consistent execution of our acquisition strategy. The first component of this strategy has been to expand our operations in the PRC. Beginning in 2006, we have completed a number of acquisitions of coal mine and mining-related assets in the PRC, including Shanxi Nenghua and Heze Nenghua. In 2010, we acquired 51% of the equity interest in Haosheng Company and acquired an additional 10% equity interest in 2011. In 2010, we established Ordos Neng Hua, our investment management platform for coal mining, coal chemicals and a coal power project in Inner Mongolia, which in 2010 acquired 100% of the equity interest in a 600,000 tonne per annum methanol project and all the assets of Anyuan Coal Mine in the same year. In January 2011, Ordos Neng Hua obtained the mining rights of Zhuanlongwan coalfield through public bidding and in July 2011 acquired 80% of the equity interest in Inner Mongolia Xintai, which operates the Wenyu Coal Mine.

In addition to our PRC acquisitions, we have rapidly expanded our operations in Australia to secure the region’s abundant high-quality coal reserves. In this regard, in 2004, we had the insight and execution capability to become the first PRC coal company to acquire and operate an overseas coal mine, the Austar Coal Mine. We subsequently acquired Felix in 2009, which had equity interests in three operational mines with total JORC-compliant reserves of 429.4 million tonnes as of June 30, 2011 and three exploration mines in Australia. We successfully brought Moolarben, one of the three exploration projects, into production in 2010. In 2011, we acquired Cameby Downs which held approximately 409.0 million tonnes of JORC-compliant reserves as of December 1, 2011 and Premier Coal Mine which held approximately 141.0 million tonnes of JORC-compliant reserves as of December 31, 2010. We and our subsidiary Yancoal Australia also entered into a merger proposal deed in December 2011 with Gloucester, which currently has control of, and equity interests in three operational mines and an exploratory project in Australia and holds 343.7 million tonnes of JORC-compliant reserves as of February 23, 2012. After the completion of the Merger, Yancoal Australia is expected to be the largest listed Australian pure-play coal mining enterprise in terms of saleable coal production in 2011. To further diversify our product portfolio and grow our business operations, we acquired 19 potash mineral exploration permits in Canada in 2011.

We have strong support from the PRC government.

We were established by the Yankuang Group, a wholly owned subsidiary of SASAC of the Shandong Provincial Government, upon approval by the Ministry of Coal Industry in 1997. From then, the majority of our directors and senior management have maintained close professional relationships with the PRC government decision-makers, regulatory authorities and industry experts. The majority of directors and officers of Yankuang Group are jointly appointed by the Organization Department of the Communist Party of China and SASAC of the Shandong Provincial Government.

As a significant state-owned enterprise based in Shandong Province, we receive and have benefited from various forms of government support. In 2011, our total assets and revenue were both the fourth largest in Shandong Province, and our total profit was the second-largest among all PRC coal enterprises. As a result of our strong domestic performance, the PRC government has encouraged our overseas development through its “Go Out” policy, which has facilitated our overseas expansion and acquisitions. We have received priority foreign investment review and “green channel” arrangements from the relevant government entities, which allow us to enjoy substantially shortened governmental review and approval periods for our expansion and acquisition plans, enabling us to quickly respond to acquisition opportunities as they arise. These policies have facilitated our overseas growth, as we expanded to Australia through the establishment of Yancoal Australia in 2004 and the acquisition of Felix in 2009, and further to Canada, through the acquisition of the mining and exploration rights to potash resources in Canada in 2011. Upon the expected acquisition of Gloucester, Yancoal Australia will likely become the largest coal mining company in Australia in terms of saleable coal production in 2011. Upon the expected acquisition of Gloucester, we would further expand our operations in Australia.

In addition, we have received government support for our domestic operations and foreign expansion, including financing arrangements at reduced costs, preferential tax and foreign exchange treatment and governmental subsidies for our foreign investment projects. These measures have enabled us to rapidly grow and to maintain our competitiveness, while reducing our investment and acquisition costs, which enable us to increase our profits.

We have industry-leading research and development capabilities.

We maintain our competitiveness, increase the efficiency of our mining operations and reduce costs through technology and innovation. In line with our development strategy with a focus on technology innovation, we have established a multi-layer development system consisting of various entities, including technology and professional committees and technology centers, as well as cooperation with external research institutions and organizations with specialized technology-development capabilities. We have accumulated extensive experience and expertise in coal mining and coal processing, particularly with respect to underground raw coal mining technology. For example, we have patented our independently developed technology for longwall top caving mining in the PRC, Australia and South Africa and received the State Scientific and Technological Progress Award (Second Place) by the National Office for Science and Technology Awards of the PRC in 2009. Our longwall top caving mining method has been adopted by various international coal mining enterprises, such as DBT. In addition, Bucyrus International, one of the largest coal mining equipment suppliers worldwide, entered into a technology license agreement with us in 2010 to manufacture and implement our longwall top caving coal mining equipment in Australia. Furthermore, Peabody, one of the world’s largest coal companies, entered into a license agreement in 2011 with us to develop and commercialize longwall top caving coal mining equipment. From 2009 to 2011, we completed 166 technology improvement projects, and obtained 64 patents and over 150 technology-advancement prizes, which have enhanced our coal mining and related business operations. We believe our achievements in, and capabilities with respect to, research and development, will enable us to continue increasing our production efficiency and utilization rates of our coal resources, while reducing our operating costs.

We have established strong relationships with our diversified and stable customer base.

As a result of our superior product quality and competitive position, we have established strong long-standing relationships with our diversified customer base, which comprises power plants, metallurgical mills, chemical manufacturers and construction material manufacturers with strong market reputations and good credit quality. As of December 31, 2011, our top five customers were Huadian Power International Corporation Limited (“Huadian International”), Baoshan Iron & Steel Co., Ltd., POSCO, Yankuang Meihua Gongxiao Co., Ltd. and Linyi Yehua Coking Co., Ltd. We have cooperated with these customers for an average of nine years. For the year ended December 31, 2009, 2010 and 2011, our sales income to our top five customers accounted for 28.7%, 24.7% and 19.4%, respectively, of our total sales income. In addition to the stable revenue base founded on the long-standing relationships with our top five customers, we also have a large, diversified customer base in the PRC. Outside of China, we substantially increased revenues generated in Japan and South Korea from 3.6% of overall revenues in 2009 to 13.2% in 2011. We believe the secure, long-term nature of our relationships with key customers, as well as our diversified revenue generation sources across China and the Asia region, will help manage market and cyclical fluctuations and support stable growth.

We have a strong and experienced management team with a proven track record.

Our senior management team has extensive industry knowledge and management experience. LI Weimin, the Chairman of our Company and WANG Xin, the Vice-Chairman of our Company, both have approximately 30 years of experience in the coal mining and engineering industries, and have been instrumental to our achievements and development to date. Other members of our senior management team provide strong strategic direction and leadership for our Company, which we believe will sustain our success and position us for continued growth. A majority of our senior management team have over 20 years of experience in the coal, coal mining and engineering industries and general business management. Our day-to-day operations are managed by a capable team with significant operational experience and management ability. We have a strong on-the-ground management team at Yancoal Australia, which has enabled us to grow our Australian operations. We have a highly skilled and loyal workforce comprising individuals with significant industry experience.

Our Business Strategies

Our long-term objective is to maintain our leading position in the PRC and global coal industry and diversity our operations to sustain our growth. The principal components of our strategy are to:

Maintain our leading domestic industry position and expand our operations overseas by increasing our coal reserves and resources and developing our projects.

In accordance with our twelfth five-year development strategy, we plan to continue to expand our coal reserves and resources through organic growth by taking advantage of the exploration potential under our existing coal mines and exploration permits. In the PRC, in addition to stabilizing coal production within Shandong Province and increasing production outside of Shandong Province, we are dedicated to further exploring and developing new coal resources and constructing or upgrading projects to optimize our coal production. We are currently developing four projects in China: Wanfu, Shilawusu, Zhuanlongwan and Yingpanhao. In addition, we are currently applying to the relevant PRC government authorities for new exploration permits to exploit new coal reserves.

Since 2004, we have acquired six new coal mines, four developmental-stage projects as well as 17 exploration tenements that might be potentially developed in Australia. We plan to continue to expand our coal reserves, resources and production scale through organic growth by pursuing exploration potential, developing and constructing new projects and upgrading our existing mines. In the PRC, we are dedicated to bringing our four development projects, Wanfu, Shilawusu, Zhuanlongwan and Yingpanhao, into successful production. According to our internal estimates, as of December 31, 2011, Wanfu, Zhuanlongwan, Shilawusu and Yingpanhao held approximately 291 million tonnes, 548 million tonnes, 2,168 million tonnes and 2,311 million tonnes of coal resources, respectively. We also plan to increase and optimize production at our existing mining operations. In addition, we are currently applying to the relevant PRC government authorities for new exploration permits to identify and exploit new coal reserves.

In Australia, we intend to execute our strategy by fully developing our significant portfolio of high-quality assets containing abundant reserves and resources. Upon the expected completion of the Merger, and not including the Excluded Assets, Yancoal Australia is expected to be the largest listed Australian pure-play coal mining enterprise in terms of saleable coal production in 2011, on an equity basis. Assuming the Merger proceeds and not including the Excluded Assets, we expect to increase our total annual saleable coal production to 16 million tonnes in 2012, as well as ramp-up production at Moolarben and optimize production profiles at other mines. Leveraging our increased economies of scales and stronger internal cash flow generation capabilities, we plan on developing the resource potential at our four projects: Athena, Harrybrandt, Wilpeena and Wilga, through additional exploration and ongoing project development. Upon completing the Merger, we will include the ASX as the fourth stock exchange on which the securities of our Company or a subsidiary of our Company are listed, which currently include the SSE, HKSE and NYSE. In addition, we anticipate that being listed on four stock exchanges in four separate jurisdictions will enhance our ability to raise capital and our market profile. Furthermore, we intend to construct the necessary facilities and plan the commencement of operations of four coal projects in Australia: Athena, Harrybrandt, Wilpeena and Wilga. We believe our organic growth will enable us to enhance our market profile.

Continue to explore, evaluate and pursue future acquisition opportunities.

We plan to expand our asset portfolio through exploring and pursuing future mergers and acquisitions in China and Australia in a disciplined manner. To further increase our coal reserves and strengthen our competitiveness in China, we plan to capture opportunities provided by coal industry trends and government initiatives to evaluate opportunities to acquire and integrate small-scale coal mines. By leveraging our scale, management and technological strengths, we believe we can efficiently integrate and optimize these acquisitions.

Building on the proposed Merger with Gloucester, we plan to leverage our strong market position and industry experience to continuously identify and selectively evaluate available acquisition opportunities. We intend to pursue the acquisition of additional coal mines in Australia at a well-managed pace to complement our organic growth strategies, while expanding production at our existing coal mines, which we believe will enable us to achieve greater economies of scale. We are also currently applying to the relevant Australian government authorities for new exploration permits to exploit new coal reserves.

Continue to enhance our operating efficiency to lower our costs.

We believe improving our efficiency and cost control measures are critical elements for maximizing our profitability and maintaining our competitiveness. We intend to continue our research and development efforts to improve our coal production systems, processing technologies and coal mine designs, which will allow us to increase our resource utilization rates and production efficiency while reducing our costs. To this end, we expect to continue deploying advanced mining facilities and technologies, such as our mechanized top caving coal mining equipment and other advanced mining techniques. We also intend to continue enhancing the management efforts of, and conduct periodic reviews of, certain coal mines to improve productivity and reduce costs.

Continue to leverage our technical and industry expertise to pursue product improvement and enhance our competitive position domestically and abroad.

Since our inception in 1997, we have accumulated extensive technical and industry expertise through our internal research and development efforts, which have yielded award-winning mining technologies that have improved coal recoverability, mining efficiency and operational safety. We plan to build upon these achievements by continuing our internal research and development efforts and cooperating with third parties to bolster our methods and technology. We expect to leverage our technical and industry expertise to improve the mining recovery rates of our mines, which will allow us to generate additional income. In the domestic and international markets, we plan to explore cooperative opportunities including providing our technical and industry expertise to other coal mining companies in the PRC and Australia that have mining operations characterized by thick coal seams.

Continue to diversify our operations.

To grow our business and maintain our competitiveness, we expect to further diversify our operations. Currently, we are able to offer our customers thermal coal and metallurgical coal products as a result of our diversified coal resources. We intend to develop and introduce new coal products to meet market demand. In addition to our coal products, we have diversified our operations in recent years to include railway transportation, methanol operations and electricity and heat operations. We also intend to further expand our methanol operations and develop new products and services such as coal liquefaction. In addition, we have recently acquired potash mineral exploration permits in Saskatchewan Province in Canada. We expect to further develop these potash assets and bring to market selected potash products in the near future, which we believe will further diversify our product offerings, and enable us to secure a new source of revenue. We believe that by enhancing our product portfolio and maintaining our competitive pricing and value-added coal processing services, we will be able to continue building strong relationships with diverse customers. In addition, a more balanced product portfolio will also enable us to minimize the effects of market fluctuations of certain products and stabilize our sales, while allowing us to adjust our product portfolio as necessary, which will enable us to take advantage of favorable pricing trends of specific products.

Strengthen our existing customer relationships while diversifying our customer base.

Our long operating history, industry reputation, product quality and strategic location in Shandong have allowed us to build stable, long-standing relationships with a strong customer base in the PRC. We intend to preserve this competitive advantage by strengthening our existing customer relationships through, among other efforts, evaluating and entering into long-term supply agreements. We expect our senior management’s industry network and customer connections with large coal end users in the PRC and customer and supplier enterprises overseas in Australia and Canada to complement and further support our customer relationship enhancement strategy.

With the strengthening of Yancoal Australia’s production profile, we have and will continue to explore export opportunities to key coal-consuming nations across the Asia-Pacific region. Leveraging our existing market reach and industry position in markets to which we currently sell, we intend to further diversify our revenue sources by developing relationships with selected new coal end user customers with market reputations and credit profiles consistent with our existing customer base.

Continue to prioritize production safety and environmental protection in our domestic and overseas operations.

We are committed to production safety and protecting the environment. In our PRC operations, we have implemented a safety control program to achieve the targets set in our internal guidelines for safety and risk control management and to maintain compliance with the PRC Coal Industry Law and the National Mining Safety Law in China. In Australia, we have been continuously reviewing and evaluating safety control and performance. We will continue our efforts in this regard by enhancing our internal safety measures and ensuring that our employees are familiar with occupational safety and health guidelines. We will continue to enhance our internal control systems and regularly inspect our mining operations to ensure they comply with the relevant mining laws and regulations of the jurisdiction where the mining operation is located. In addition, we are committed to conducting our operations in a manner that fully complies with environmental laws and regulations. While mining processes inherently generate certain pollution and wastes, we will continue to implement measures, such as environmental remediation and other clean-up measures, to mitigate the adverse effect of our operations on the environment.

Coal Business

We are primarily engaged in the production of coal, which involves the mining, washing, processing and distribution of coal. Historically, our coal operations were primarily based in the PRC, but we began our operations in Australia in 2004 after we acquired the Austar Coal Mine, and have rapidly expanded our Australian coal operations since the fourth quarter of 2009 when we acquired Felix. Our products consist primarily of thermal coal, semi-soft coking coal, semi-hard coking coal, PCI coal and other mixed coal products which are suitable for power generation and metallurgical production. The following table sets forth the specifications and principal applications of our coal products.

	Sulfur Content	Range of and Average Ash Content	Calorific Value	Washed	Principal Applications
	%	%	(megajoule/ kilogram)
The Company
No. 1 clean coal	0.43	7-8 average 7.75	26-28 average 28	Yes	Metallurgical production
No. 2 clean coal	0.52	8-9 average 8.55	26-28 average 27.73	Yes	Metallurgical production, construction, liquefied coal production
No. 3 clean coal	0.57	10-11 average 10.32	26.3-26.9 average 26.79	Yes	Electricity generation and coal chemical production
Lump coal	0.48	9-14 average 9.81	25-28 average 27.86	Yes	Construction, power generation, coal for oven application
Screened raw coal	0.6	18-27 average 25.7	20-23.5 average 21.36	No	Power generation
Mixed coal	0.94	22-30 average 29.42	18-22 average 19.89	Yes	Power generation
Shanxi Nenghua
Screened raw coal	0.96	27-30, average 29.01	21-23, average 21.38	No	Power generation
Heze Nenghua
No. 2 clean coal	0.63	8-9, average 8.45	average 29.23	Yes	Metallurgical production, construction, coal slurry
Mixed coal and others	1.12	average 33.85	average 18.15	Yes	Power generation
Ordos Neng Hua
Screened raw coal	<0.60	7.85-13.00	20.90-21.33	No	Power generation
Yancoal Australia
Semi-hard coking coal	1.30	5.0	average 33.18	Yes	Metallurgical production
Semi-soft coking coal	0.65	9.5	average 29.82	Yes	Metallurgical production, construction
PCI coal	0.7	9.5-10.5	average 30.66	Yes	Metallurgical production
Thermal coal	0.5-0.6	13.5-17.0	27.30-27.93	No	Power generation

The following table sets forth our principal coal products by sales volume and sales income of coal for the periods indicated. For the purposes of the table below, the figures of sales income and sales volume include inter-segment sales.

	Year Ended December 31,
	2009		2010		2011
	Sales volume (‘000 tonnes)	Sales income(1) (RMB in millions)	Sales volume (‘000 tonnes)	Sales income(1) (RMB in millions)	Sales volume (‘000 tonnes)	Sales income(1) (RMB in millions)

The Company	33,330	17,507.3	33,657	21,324.8	33,276	22,827.6

No. 1 clean coal	694	526.6	691	677.2	534	587.9

No. 2 clean coal	8,362	6,414.4	9,002	8,771.2	8,950	9,373.4

No. 3 clean coal	1,717	1,156	1,560	1,293.7	2,222	1,969.3

Lump coal	1,402	1,036.8	1,297	1,206	1,786	1,845.5

Screened raw coal	17,100	7,359.6	16,726	8,085.5	13,495	6,714.0

Mixed coal and others	4,055	1,013.4	4,381	1,290.7	6,289	2,337.5

Shanxi Nenghua	986	289.5	1,498	572.3	1,223	572.1

Screened raw coal	986	289.5	1,498	572.3	1,223	572.1

Heze Nenghua	16	8.3	1,079	833.0	2,004	1,829.2

No. 2 clean coal	5	4.9	546	603.2	1,211	1,471.0

Screened raw coal	2	1.2	119	62.6	37	19.7

Mixed coal and others	9	2.2	414	167.2	756	338.4

Ordos Neng Hua	—	—	—	—	4,379	1,273.0

Screened raw coal	—	—	—	—	4,379	1,273.0

Yancoal Australia	1,627	1,199.3	8,022	6,210.2	10,060	9,353.4

Semi-hard coking coal	1,627	1,199.3	1,146	1,043.3	914	1,023.2

Semi-soft coking coal	—	—	1,279	1,202.3	1,049	1,319.6

PCI coal	—	—	2,046	1,893.8	2,333	2,988.9

Thermal coal	—	—	3,551	2,070.8	5,764	4,021.7

Externally purchased coal	2,058	1,112.5	5,378	3,990.0	13,308	9,613.2

Total	38,017	20,116.9	49,634	32,930.3	64,250	45,468.5

(1)	Sales income comprises the invoiced amount of coal sold net of returns and discounts.

Sales and Marketing

We sell the majority of our domestic coal products to power plants, metallurgical mills, coking manufacturers, chemical manufacturers and construction material manufacturers with whom we have established long-standing and stable relationships. The majority of the coal sales of our Australian subsidiary, Yancoal Australia, are to power plants and metallurgical mills. The following table sets forth a breakdown of our sales income, which represents the invoiced amount of products sold net of returns and discounts of coal by the industry of our customers for the periods indicated. For the purposes of the table below, the figures of sales income include inter-segment sales.

	Year Ended December 31,
	2009		2010		2011
	Sales income(1)	% of sales income	Sales income(1)	% of sales income	Sales income(1)	% of sales income
	(RMB in millions)		(RMB in millions)		(RMB in millions)
Power plants	5,845.4	29.1	7,493.8	22.8	8,875.0	19.5
Metallurgical mills	2,085.3	10.4	5,200.2	15.8	6,445.7	14.2
Chemical manufacturers	2,764.3	13.7	1,405.3	4.3	1,740.6	3.8
Others(2)	9,421.9	46.8	18,831.0	57.2	28,407.2	62.5

Total	20,116.9	100.0	32,930.3	100.0	45,468.5	100.0

(1)	Sales income comprises the invoiced amount of coal sold net of returns and discounts.
(2)	Others comprises industries such as coking and construction material manufacturing.

The following table sets forth a breakdown of sales income of coal by geographical region for the periods indicated. For the purposes of the table below, the figures of sales income include inter-segment sales.

	Year Ended December 31,
	2009		2010		2011
	Sales income(1)	% of sales income	Sales income(1)	% of sales income	Sales income(1)	% of sales income
	(RMB in millions)		(RMB in millions)		(RMB in millions)

China	19,081.7	94.9	27,619.7	83.9	36,703.8	80.7

Eastern China	14,573.1	72.4	21,861.5	66.4	28,464.1	62.6

Northern China	254.3	1.3	511.9	1.6	2,449.6	5.4

Southern China	340.8	1.7	251.1	0.8	211.4	0.5

Other regions	3,913.4	19.5	4,995.2	15.2	5,578.8	12.3

South Korea	235.2	1.2	2,349.0	7.1	4,030.3	8.9

Japan	479.8	2.4	1,920.0	5.8	1,972.4	4.3

Australia	44.8	0.2	482.2	1.5	271.0	0.6

Others	275.4	1.4	559.3	1.7	2,490.9	5.5

Total	20,116.9	100.0	32,930.3	100.0	45,468.5	100.0

(1)	Sales income comprises the invoiced amount of coal sold net of returns and discounts.

Our domestic coal sales are concentrated primarily in Eastern China, particularly in Shandong and, to a lesser extent, in Northern China. Our Company’s sales income, which represents the invoiced amount of products sold net of returns and discounts, generated from Eastern China as a percentage of total sales income was 72.4%, 66.4% and 62.6% in 2009, 2010 and 2011, respectively. The majority of our sales income is in the PRC. In 2009, 2010 and 2011, we generated 94.9%, 83.9% and 80.7%, respectively, of our sales income from the PRC.

The following table sets forth a breakdown of export sales of our Company and Yancoal Australia for the periods indicated.

	Year Ended December 31,
	2009		2010		2011
	Sales income(1)	% of total sales income	Sales income(1)	% of total sales income	Sales income (1)	% of total sales income
	(RMB in millions)		(RMB in millions)		(RMB in millions)

Our Company

Japan	50.7	4.2	9.7	0.2	14.3	0.2

Yancoal Australia

South Korea	232.5	19.3	2,349.0	38.5	4,030.3	44.2

Japan	440.1	36.5	1,910.3	31.3	1,958.1	21.5

China	209.9	17.4	909.4	14.9	603.0	6.6

Others	271.6	22.5	926.4	15.2	2,506.7	27.5

Total	1,204.8	100.0	6,104.8	100.0	9,112.4	100.0

(1)	Sales income comprises the invoiced amount of coal sold net of returns and discounts.

Export sales represent only a small percentage of our total coal sales income. In 2009, 2010 and 2011, we generated 6.0%, 18.5% and 20.0%, respectively, of our sales income from export sales. Our major overseas markets include South Korea, Japan and Australia. The majority of our overseas customers are located in Asia, and South Korea is our biggest market in this region. Even though we conduct all of our export sales from the PRC through export agents, we maintain close relationships with our overseas customers.

In 2009, 2010 and 2011, Yancoal Australia’s domestic sales income was 3.8%, 1.9% and 2.7%, respectively, of its total sales income and in these same years its export sales income was 96.2%, 98.1% and 97.3%, respectively, of its total sales income. Yancoal Australia’s export sales income represented 95.8%, 99.8% and 99.8% of our total export sales income in 2009, 2010 and 2011, respectively. Yancoal Australia primarily conducts its export sales directly by entering into agreements with end user customers. Yancoal Australia also exports a small portion of coal through export agents with which Yancoal Australia has established long-standing relationships. The primary destinations for the export sales of Yancoal Australia are South Korea, Japan and China.

A significant portion of our PRC domestic sales is made on the spot market or pursuant to letters of intent, while the remainder of our coal sales are made pursuant to sales contracts generally for a term not exceeding one year. These sales contracts or letters of intent generally specify the quantity and delivery schedule of the coal to be purchased. The contract price in sales contracts is the result of market-based negotiations between the contracting parties, while the contract prices for letters of intent are generally determined at the time of sale to reflect prevailing market prices. As of March 31, 2012, we have entered into domestic sales contracts and letters of intent to sell a total of approximately 33.0 million tonnes of coal, including contracts to sell approximately 7.7 million tonnes of coal at a tax-inclusive price of RMB589.1 per tonne, representing a decrease of approximately RMB 74.4 per tonne, or 11.2%, from our average selling price in 2010. The sales price under the letters of intent will be determined at the time of sale. In addition, as of March 31, 2012, Yancoal Australia has entered into agreements to sell approximately 3.0 million tonnes of coal in the first quarter of 2012 at a tax-exclusive price of US$133.7 per tonne, which remained relatively stable as compared with the price of US$133.4 per tonne in the first quarter of 2011. These customers primarily included power plants and metallurgical mills outside Australia. These agreements include terms with respect to the quantity and delivery schedule of the coal to be purchased. The prices of the coal are generally subject to negotiation between the contracting parties, on a monthly or quarterly basis, based on prevailing market prices.

Customers

As of December 31, 2011, our major customers include Huadian International, Baoshan Iron & Steel Co., Ltd., POSCO, Yankuang Meihua Gongxiao Co., Ltd. and Linyi Yehua Coking Co., Ltd., among which Huadian International was our largest customer. In 2009, 2010 and 2011, sales to our top five largest customers accounted for 28.7%, 24.7% and 19.4% of our sales income, respectively. In 2009, 2010 and 2011, sales to our largest customer, Huadian International, accounted for 15.4%, 13.0% and 8.5%, respectively, of our sales income. A substantial portion of Huadian International’s coal purchases was, in turn, supplied to Zouxian Power Plant.

Leveraging the high quality of our products and the strength of our brand, we have established long-term relationships with our customers. We make significant efforts to establish and maintain long-term cooperative relationships with our customers, and in particular, with our key customers. We have annual evaluations of our customers to identify key customers. To maintain the relationships with our key customers, we generally provide favorable price terms and product delivery priority. Our sales and marketing department conducts routine customer visits and customer surveys to keep abreast of market developments, collect and evaluate customers’ responses, maintain customer relationships and continually improve our business. In addition, we closely monitor the market information about Eastern China, South Korea, Japan and other regions, which we use for business planning and execution.

We have a flexible credit policy, and the credit terms we grant to our customers may vary from customer to customer depending on each customer’s creditworthiness, historical relationship with the Company and the credit amount involved. We may allow open accounts, require acceptance bills or require cash on delivery. We rely on data from our enterprise resource planning system to determine the appropriate payment arrangement and credit terms for each customer, which generally do not exceed 180 days. We evaluate the creditworthiness of potential new customers before entering into a sales contract with them and reassess the creditworthiness of all of our customers on an annual basis. For customers without a strong credit history, we require them to settle their accounts upon delivery.

Pricing

The pricing for our coal products sold in the PRC is generally based on negotiations between the contracting parties that reflect market conditions. However, a portion of our thermal coal sales may be affected by pricing guidelines announced by the PRC government from time to time or subject to temporary price controls. For example, the State Council and the NDRC adopted measures to control the prices of thermal coal in 2010 and 2011, pursuant to which prices of thermal coal supplied to power generating enterprises in 2012 may not increase by more than 5% from 2011 prices, and the spot prices of thermal coal (5,500 kcal/kg) received at major domestic ports must be less than RMB800 per tonne. See “— Regulatory Oversight of Our Group.” For our Australian operations, the pricing of our coal products is dependent on negotiations between the contracting parties, as well as prevailing market prices. There are no price control schemes in Australia. In both our PRC and Australian markets, to price our coal products, we consider the prevailing prices in the relevant local coal markets, the grade and quality of the coal and our relationship with the purchaser. Our sales and marketing department monitors domestic and international market information, enabling us to keep abreast of pricing developments in our principal markets.

Transportation

Most of our major coal customers are located in Eastern China and our remaining domestic customers are located in Southern and Northern China. We deliver coal to our customers primarily by railways and highways. We also deliver our coal by domestic and international shipping lanes. With our private railway network, we are able to connect to the national railway system or deliver coal directly to Zouxian Power Plant.

We also ship coal on the national railway system to ports, such as Rizhao, Qingdao and Lianyungang, for delivery to customers. Rizhao Port is our main port for shipping coal. We also use the Beijing-Hangzhou Grand Canal to ship coal on barges to customers located in the area serviced by the canal, primarily Jiangsu and Zhejiang. In Shanxi, we rely on the Yangshe Railway, which intersects the Tianchi Coal Mine, and trucks to deliver coal to Hebei, Shandong and other nearby areas. We rely on the Baoshen Railway and trucks to deliver coal from Anyuan Coal Mine and Wenyu Coal Mine to Hebei and the surrounding areas.

We plan to construct a privately operated railway to connect Zhaolou Coal Mine with the national railway system. Before completing the construction, we will continue to rely on trucks to deliver coal from Zhaolou Coal Mine to the national railway and customers.

We transport Yancoal Australia’s coal products to Newcastle Port and Gladstone Port in Australia at our cost using Australia’s state and private railway networks. These coal products are then exported to South Korea, Japan and other destinations via sea transportation primarily on FOB terms. Yancoal Australia owns a 15.4% interest in NCIG, a joint venture responsible for constructing and operating the third export terminal at Newcastle Port, and has an annual port capacity of 8.3 million tonnes through NCIG’s facility when it reaches its full design capacity. Yancoal Australia also has an annual port capacity of 5.3 million tonnes at Newcastle Port through PWCS’s facility also at Newcastle Port in 2012 pursuant to the agreement between Yancoal Australia and PWCS, increasing to 5.7 million tonnes per year from 2013. Upon the completion of the development of PWCS’s terminal 4 in 2016, Yancoal Australia is expected to obtain additional allocated annual port capacity through that new terminal. In addition, Yancoal Australia owns a 5.6% interest in Wiggins Island Coal Export Terminal Holdings Pty Limited in Queensland, which is the parent company of the developer of the Wiggins Island Coal Export Terminal and has been allocated an annual port capacity of 1.5 million tonnes in 2014 through that terminal at Gladstone Port. We believe these allocated port capacities will support current export sales and our future growth over the next five years.

Mining process

The geological characteristics of our reserves largely determine the coal mining method that we employ. We use two primary methods to mine coal: underground mining and open-pit mining.

Domestic underground mining operations

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

The extraction process is undertaken by a standardized and fully mechanized longwall operation, which includes shearers that work in conjunction with conveyers to cut and transport the coal away from the longwall work face. For coal seams up to 4.5 meters thick, we use a fully mechanized method to extract coal. Generally, for coal seams that are thicker than 4.5 meters, we add a caving method to the fully mechanized longwall mining operation, whereby coal that is beyond the reach of our shearers collapses in a controlled manner onto our conveyers as the coal support underneath it is removed by our shearers. Coal is then transported away from a longwall work face by a series of conveyors positioned in front of and behind the system of roof supports. Roof supports provide continuous support for and protection along the length of the longwall work face and move the conveyors and shearers forward after each pass of the shearers along the work face using horizontal hydraulic rams positioned at the base of each support. Our hydraulic roof supports were manufactured in the PRC.

The shaft hoist system equipment that we use at most of our mines was imported. Coal is transported from the coal shaft either to a surface storage or directly to a coal preparation plant. In addition to the main coal shaft, our mines also have a service shaft and supplemental roadways and rail systems within the mines that provide a means of underground transportation for workers and equipment.

After raw coal is carried to the surface, it undergoes a mechanized selection process that separates coal from other mineral materials. A small portion of such selected coal is directly sold to customers as raw coal, and the remainder is transported to our coal preparation plants for further processing and classification. Each of the Six Coal Mines, Zhaolou Coal Mine, Austar Coal Mine, Yarrabee Coal Mine, Moolarben Coal Mine and Ashton Coal Mine has a coal preparation plant. In general, the coal washing conducted in our coal preparation plants includes a water bed washing and separation process by jig machines, a sink-and-float separation process and a final floating separation process. Most of the equipment used in our coal preparation plants is automated, enabling us to control the ash content and grade of our processed coal. The average recovery rate of our coal preparation plants was 69.1%, 69.5% and 67.0% in 2009, 2010 and 2011, respectively.

Domestic open-pit mining operations

The open-pit mining process involves the removal of topsoil and overburden (earth and rock covering the coal), tunneling and extraction of coal from coal seams. The extracted coal undergoes selection and is then transported to treatment facilities for preparation. After coal is removed, we restore the affected land by replacing the overburden and topsoil.

Australian mining operations

With respect to underground mines in our Yancoal Australia mining operations, we conduct continuous tunneling, longwall operations and coal extraction by the fully mechanized caving method. Open-pit mining is used when coal is found relatively close to the surface, which is the same as our domestic open-pit mining operations.

Materials, Water and Energy Supply

Domestic mining operations

The primary materials we use to conduct our coal mining and processing operations are steel to support work faces and underground tunnels, cement for the construction of underground tunnels and ground structures and water used in our production process. We procure steel primarily from Jinan Iron and Steel Company Ltd., Laiwu Iron & Steel Group Corp., Ltd. and Shandong Shiheng Special Steel Group Co., Ltd. and cement primarily from Shandong Lucheng Cement Company, Ltd. and China United Cement Taishan Co., Ltd. We procure water primarily from the Yankuang Group pursuant to the Materials Supply Agreement and its supplemental agreements, and, to a lesser extent, from local water companies. The prices of steel, cement and water is set at market rates or determined through negotiations. We believe that we have well-established, cooperative relationships with our suppliers, enabling us to secure reliable supplies of materials required in our production process. We believe that a number of alternative suppliers exist for our key materials in our coal operations, accordingly, we do not foresee any difficulty in obtaining adequate supplies.

We use a significant amount of electricity in our operations. Electricity prices in China are regulated by the government. Even though we have not experienced any material disruptions in our electricity supply in the past, we acquired Hua Ju Energy to secure a stable supply of energy for our Six Coal Mines and to reduce our electricity costs. After we commenced selling substantially all of the electricity generated by Hua Ju Energy to the local grid company in 2011, we began to purchase electricity from the local grid company for our Six Coal Mines.

Australian mining operations

Similar to our domestic coal mining and preparation operations, the primary materials we use in our Australian mining operations are steel, cement, explosives and water. We procure such materials primarily from local suppliers with which we have established long-standing relationships, and are able to procure sufficient materials for our mining and preparation operations.

Competition

Domestic mining operations

Our primary market, the PRC domestic coal market, is characterized by numerous small-scale coal suppliers. Although the domestic coal market is segmented principally by geographic regions due to the wide distribution of coal reserves, the domestic market in China is dominated by a number of large-scale coal producers. We compete principally on the basis of the availability and cost of transportation, coal quality and timely deliveries.

Our domestic competitors primarily include a number of coal mines located in Shanxi, Shaanxi and Inner Mongolia. Certain of our competitors from these regions have substantial reserves and favorable geological conditions. However, these competitors incur significant transportation costs when they supply to their end-user customers located in Eastern China. In addition to coal mines located in Shanxi, Shaanxi and Inner Mongolia, we also compete with local mines located in close proximity to our customers. In particular, Shandong Energy Group Co., Ltd. (“Shandong Energy”), which was established in March 2011, is our sole competitor in Shandong. Shandong Energy has a large-scale production capacity and marketing capability. Although we have strengths in the quality of our coal product and our sales network, we may not be able to compete effectively with Shandong Energy in this region. Our failure to compete effectively may in turn materially and adversely affect our results of operations.

Australian mining operations

We primarily compete with several large coal mining enterprises in Australia, including BHP Billiton, Peabody Energy Australia, Rio Tinto Coal, Xstrata and Whitehaven Coal. Given that we mainly export our coal production in Australia to other Asian countries, particularly South Korea and Japan, we also compete with other mining enterprises located in China, Indonesia and Inner Mongolia, some of which are located in close proximity to our customers. Some of our competitors are large mining companies with a longer operating history, greater financial resources, stronger brand recognition and greater economies of scale as compared to our Company. However, we believe we are able to maintain our competitiveness. Through the use of our independently developed longwall top caving mining method, we believe we are able to extract coal more efficiently in our mining operation than our competitors, particularly those competitors with mining operations that involve coal extraction from thick coal seams.

Seasonality

Our coal business is not affected by seasonality.

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

Each of Nantun Coal Mine, Xinglongzhuang Coal Mine, Baodian Coal Mine, Dongtan Coal Mine, Jining II Coal Mine and Jining III Coal Mine has obtained ISO 9002 quality and ISO 14000 environmental management certification. Tianchi Coal Mine has obtained ISO 9000 quality and ISO 14000 environmental management certification, and Zhaolou Coal Mine has obtained ISO 9001 quality and ISO 14001 environmental management certification. We believe we are the only Chinese coal company to have ever won a National Quality Management Award, a China Quality Tripod and an Asia-Pacific International Quality Gold Medal.

Yancoal Australia has engaged Bureau Veritas, Societe Generale De Surveillance and ALS Laboratory Group to supervise and inspect the quality of the coal produced from the respective mines in Australia to ensure quality control and advise on quality improvement.

Safety control

In our PRC operations, we have implemented a safety control program to achieve the targets set in our internal guidelines for safety and risk control management and to maintain compliance with the PRC Coal Industry Law and the National Mining Safety Law in China. In Australia, our operations in New South Wales comply with the Coal Mine Health and Safety Act 2002 (NSW) and Occupational Health and Safety Act 2000 (NSW), and our operations in Queensland comply with the Coal Mining Safety and Health Act 1999 (QLD).

Our safety control program combines close supervision and routine inspection of mining conditions with continual implementation of safety features and procedures at our mines and safety training for our production team. In addition, in our PRC operations, the compensation of the officers and managers of each division reflects the division’s safety record. Each of our mines has a safety inspection unit which is responsible for the supervision and inspection of our mining activities. We reward employees who report unsafe mining conditions to encourage accident prevention.

As a result of our safety control program, we have been able to maintain a zero fatality rate in our PRC operations since 2007 compared with the national average of 0.564 fatalities per million tonnes of coal produced in 2011 according to the State Administration of Work Safety of the PRC. In 2011, we produced approximately 55.7 million tonnes of coal and did not experience any production accidents that involved serious work injuries or death in our PRC operations. Following our acquisition of Felix in December 2009, we have been continuously reviewing and evaluating its safety control and performance. With respect to our Australian operations in 2011, our lost time injury frequency rate, measured as the number of lost time injuries per million man-hours worked, was 6.6 for open-pit mines and 16.7 for underground mines. We had no fatalities in our Australian operations in 2011.

Environmental protection

We are subject to PRC environmental protection laws and regulations which impose fees for the discharge of waste substances and require the payment of fines for serious pollution. PRC regulations also authorize government agencies to close any facility that fails to comply with orders to cease, or bring into compliance with relevant laws and regulations, operations that cause environmental damage. In addition, the operations of Yancoal Australia must comply with relevant Australian environmental protection laws and regulations. In 2011, we incurred expenses related to environmental protection of RMB83.7 million.

Railway Transportation Business

In addition to transporting coal to support our own operations, we also provide railway transportation services to our customers, including the Yankuang Group, for fees. In 2011, we transported 18.1 million tonnes of coal on our railway network, representing a decrease of 1.6 million tonnes or 8.1% from 19.7 million tonnes in 2010. We generated sales income of RMB476.9 million from railway transportation services in 2011, representing a decrease of RMB36.4 million, or 7.1%, from RMB513.3 million in 2010.

We own 15 diesel locomotives, 10 steam locomotives, 360 rail cars, and approximately 204 kilometers of railway tracks constructed for coal transportation that connect most of our coal mines with Zouxian Power Plant located in Jining City, Shandong. Our railway network also connects to two major national railways, namely, Beijing-Shanghai Railway and Yanzhou-Shijiugang Railway. As of December 31, 2011, our railway transportation business had 3,849 employees.

We maintain ISO 9001 quality accreditation, ISO 14001 environmental management certification, OHS 18000 occupational safety and health certificate and ISO 10012:2003 management certification for the operation of our railway network.

Coal Chemical Business

Our coal chemical business focuses on the production of methanol, a liquid commodity that can be produced from coal or natural gas. We operate our coal chemical business through Yulin Nenghua and Tianhao Chemicals. In 2011, we produced 532,000 tonnes of methanol and sold 529,000 tonnes of methanol. We generated sales income of RMB1,059.3 million in 2011, representing an increase of RMB430.0 million, or 68.3%, from RMB629.3 million in 2010. Yulin Nenghua produced 459,000 tonnes of methanol and Tianhao Chemicals produced 73,000 tonnes of methanol in 2011.

Sales and marketing

Our coal chemical sales are made pursuant to sales contracts that we enter into from time to time with customers. We sell our methanol exclusively in China and predominately to chemical producers in Northern and Eastern China and methanol distributors. We rely on regional highways to deliver our products.

Pricing

The pricing for our methanol product is generally based on negotiation between the contracting parties, taking into consideration prevailing market prices, market conditions and the customer’s creditworthiness.

Production process

Yulin Nenghua. At Yunlin Nenghua’s plant, raw coal is pulverized, cleaned and then fed to a gasifier bed where it reacts with oxygen and steam. The product is synthesized into crude methanol and then purified through distillation.

Tianhao Chemicals. Tianhao Chemicals uses coke oven waste gas as its primary raw material. We reduce the sulphur contained in coke oven waste gas and then convert the treated gas into synthesis gas. The synthesis gas is further processed into crude methanol and then purified through distillation.

Materials, water and energy supply

Coal and coke oven waste gas are the primary materials in our methanol production. Production at Yulin Nenghua is reliant on thermal coal, which it currently sources from local coal mines owned by third party. We plan to source thermal coal internally once our adjoining Yushuwan Coal Mine is registered and commences operations. Yulin Nenghua sources water from a local reservoir.

Production at Tianhao Chemicals is dependent on receiving coke oven waste gas from one supplier whose facility is connected to Tianhao Chemicals’ plant through transmission pipelines. Production at Tianhao Chemicals was disrupted twice in 2010 when this supplier was not able to provide sufficient coke oven waste gas. As of the date of this annual report, we have not been able to find an alternative supplier.

Quality control

We have implemented a series of quality control measures for our coal chemical operations to ensure product quality and obtained AAA measurement management system, ISO 9001 quality accreditation and ISO 14001 environmental management certification in November 2009. We perform regular inspections and maintenance on our methanol plants.

Tianhao Chemicals has implemented a series of management measures beginning in 2010, covering various areas including the evaluation of quality control, environmental protection and occupational health and safety measures. As of the date of this annual report, the relevant certifications regarding the foregoing management systems were ongoing.

Safety control

For our coal chemical operations, we have implemented safety control measures in compliance with the People’s Republic of China Production Safety Law, the People’s Republic of China Regulations on the Safe Administration of Dangerous Chemicals and other safety guidelines for chemical manufacturers.

Competition

We compete with domestic methanol manufacturers in Shanxi and Shaanxi and Inner Mongolia. We expect to benefit from economies of scale as Yulin Nenghua’s 600,000-tonne methanol project achieves optimal utilization of its facilities and we further expand our coal chemical operations with the construction of Ordos Neng Hua’s methanol plant.

Seasonality

Our coal chemical operations are not affected by seasonality.

Electric Power and Heat Supply Business

As of the date of this annual report, we owned and operated eight power plants, which generate electricity for internal use and external sales. In addition, we have one power plant currently under construction. In 2011, we generated a total of 1,367.1 million KWh of electricity and we sold externally 932.7 million KWh. We generated sales income of RMB328.0 million in 2011, representing an increase of RMB142.5 million, or 76.8%, from RMB185.5 million in 2010.

Hua Ju Energy operates coal-fired power plants whose main facilities consist of energy conversion CFB boilers and extraction and condensing steam turbines. The power plants at Hua Ju Energy have an aggregate installed capacity of 144 MW. In 2011, Hua Ju Energy generated 1,028.8 million KWh and sold externally 895.5 million KWh of electricity. From 2011, we sold substantially all of the electricity generated by Hua Ju Energy to the local power grid company.

The power plants at Yulin Nenghua and Tianhao Chemicals were established with the primary intention to satisfy the power demand of the methanol projects of these two entities while we sell a small amount of electricity externally. Together they had an aggregate installed capacity of 84 MW as of the date of this annual report. In 2011, the power plants operated by Yulin Nenghua generated 258.7 million KWh of electricity and sold externally 33.1 million KWh of electricity. Tianhao Chemicals generated 79.6 million KWh of electricity and sold externally 4.0 million kWh in 2011.

We commenced the construction of the Zhaolou Coal Mine power plant for Zhaolou Coal Mine in March 2010. The integrated power plant has two phases with a designed capacity of 300 MW for each phase. As of the date of this annual report, phase I was under construction. For further information on the Zhaolou Coal Mine power plants, please see “D. Property, Plant and Equipment — Methanol and Cogeneration Power Plants — Zhaolou Coal Mine Power Plants.”

We commenced heat supply operations, which consist of the production and sale of heat supply, following our acquisition of Hua Ju Energy in 2009. In 2011, Hua Ju Energy generated 1.3 million steam tonnes of heat energy. We consume internally the substantial majority of heat energy produced by Hua Ju Energy by our coal mines. In addition, we sold externally 0.2 million steam tonnes of heat and generated sales income of RMB20.5 million.

Sales and marketing

In addition to our own use, we sold 68.2% of the electric power we produced to other end-users through power grids in 2011. We consume most of the heat generated by our power plants and, to a lesser extent, sell to the Yankuang Group.

Pricing

The pricing and adjustments for the on-grid tariff are determined by the PRC government. The pricing of our heat products is determined in accordance with regulations set by price administration authorities.

Production process

Yulin Nenghua. We select, break, grind and feed coal to a boiler where the coal is burned to generate steam, which is converted by steam turbines into electricity.

Tianhao Chemical. Middling is carried by belts and fuel feeding devices to a fluidized-bed boiler, where the coal is burned to generate steam, which is converted by steam turbines into electricity. Tianhao Chemical owns two power plants with an installed capacity of 12 MW each to satisfy the electricity demand for methanol production or even the electricity demand for the whole factory.

Hua Ju Energy. We recycle by-products of our coal mining operations, such as coal gangue and coal slurry, to generate electricity. Coal gangue and coal slurry are fed to a CFB boiler by means of a conveyer belt and fuel-feeding device where they are burned to generate steam, which is converted by steam turbines into electricity. The power plants of Hua Ju Energy are cogeneration systems that are able to produce heat simultaneously with power generation. Part of the steam produced in power generation is extracted from the steam turbines and provided to our mining operations via a heat supply system.

In the production processes, we filter the exhaust gas that we produce and recycle the cinder for future use.

Materials, water and energy supply

Our power plants are all coal-fired power plants. The power plants of Hua Ju Energy generate electricity by recycling coal gangue and coal slurry. Tianhao Chemicals and Yulin Nenghua currently source thermal coal from local coal mines.

Quality control

Hua Ju Energy obtained ISO 9001 quality accreditation and ISO 14001 environmental management certification in November 2003 and has maintained its certification since then. Yulin Nenghua obtained AAA measurement management system, ISO 9001 quality accreditation and ISO 14001 environmental management certification in November 2009. Tianhao Chemicals implemented a series of internal evaluation and management measurement systems for quality control, environmental management and health and safety control in 2010. The management measurement system certification is being processed.

Safety control

Safety measures for our electric power and heat supply operations were designed to meet the requirement of the Electricity Law and other related laws.

Seasonality

Our electric power operations are not affected by seasonality. Our heat supply operations are affected by seasonality and experience higher demand during winter.

Regulatory Oversight of Our Group

Regulation of the PRC Coal Industry

To establish a coal mining enterprise under the Coal Industry Law of the People’s Republic of China, amended in 2011 (the “PRC Coal Industry Law”), the applicant must submit an application to the relevant department in charge of the coal industry. After obtaining approval to establish a coal mining enterprise, the applicant will be granted a mining permit by the MLR. Thereafter, the applicant must obtain a coal production permit before it commences coal production. Coal mining enterprises that have legally obtained coal production licenses will have the right to sell the coal that they produce. To establish a coal trading enterprise, an applicant must apply for a different business license and may engage in coal trading only after it obtains a trading license from the relevant administrative department of industry and commerce.

Mining activities in the PRC are also subject to the MLR. The Mineral Resources Law of the PRC (the “Mineral Resources Law”) regulates any matters relating to the planning or the exploration, exploitation and mining of mineral resources. According to the Mineral Resources Law, all mineral resources in China, including coal, are owned by the State. Any enterprise planning to engage in the exploration, development and mining of mineral resources must obtain exploration rights and mining rights before commencing the relevant activities. The transfer of exploration and exploitation rights shall be subject to governmental approval pursuant to the PRC Coal Industry Law, the Mineral Resources Law and other relevant regulations.

We are principally subject to supervision and regulation by the following agencies of the PRC government:

•

the State Council, the highest level of the executive branch, which is responsible for (i) examining and approving of major investment projects specified in the Catalogue of Investment Projects released by the PRC government in 2004 and as amended from time to time; and (ii) promoting the integration and development of coal resources through the acquisition of mergers, restructuring and reorganizations of coalmining enterprises through the General Office of the State Council’s Notice of Forwarding the National Development and Reform Commission’s Certain Opinions on Accelerating and BoostingMergers and Reorganizations of CoalMining Enterprises (Guo Ban Fa [2010] No. 46) on October 16, 2010;

•

the NDRC, which formulates and implements major policies concerning China’s economic and social development, examines and approves investment projects exceeding certain capital expenditure amounts or in specified industry sectors, including the examination and approval of foreign investment projects, and formulates industrial policies and investment guidelines for natural resource industries, such as the coal industry. In addition, the NDRC administers coal export activities and export quotas jointly with the MOC. The NDRC is also responsible for the evaluation and implementation of the pricing mechanism that links the prices of coal and power;

•

the MLR, which has the authority to grant land use licenses and mining right permits, approve the transfer and lease of mining rights, and review the transfer price of mining rights and reserve estimates;

•	the SACMS, which is responsible for the implementation and supervision of the relevant safety laws and regulations applicable to coal mines and coal mining operations;

•

the MOR, which supervises China’s railway operations and provides strategic development plans for railway transportation. The MOR, together with the NDRC, reviews all applications for railway construction plans, including railways designated or used for coal transportation; and

•	the MEP, which supervises and controls environmental protection and monitors China’s environmental system at the national level.

The following is a summary of the principal laws, regulations, policies and administrative directives to which we are subject.

Pricing Laws

Until 2002, the production and pricing of coal was generally subject to the close control and supervision of the PRC government, which centrally managed the production and pricing of coal. To transition from a planned economy to market economy practices, the PRC government eliminated the state guidelines for coal prices on January 1, 2002 and took other measures intended to establish a pricing mechanism that would reflect market demand.

Under the Price Law of the PRC, the PRC government reserves the right to intervene in price fluctuations of important commodities such as coal. The State Council and the provincial governments, autonomous regions and municipalities directly under the PRC government may adopt intervention measures, such as restricting margins or profits, and imposing price limits. Since 2002, the NDRC has executed temporary measures several times to prevent and control unusual fluctuations in thermal coal prices.

To ensure a stable supply of thermal coal and reduce pricing pressure on electric power companies, the NDRC issued Announcement No. 46 on June 19, 2008 to implement temporary price caps on thermal coal until December 31, 2008. On December 3, 2008, the NDRC issued the Notice Relating to the Good Preparation for Inter-Provincial Coal Production Transportation Works (Fa Gai Yun Xing [2008] No. 3294), which announced the elimination of the price control measures implemented in June 2008. On December 30, 2008, the NDRC issued an announcement (No. 67) to abolish the temporary price intervention measures on thermal coal, effective January 1, 2009. On December 14, 2009, the NDRC published the Guidance on the Improvement of Linking Up Coal Manufacture, Transportation and Demand, which provides measures by which enterprises may choose the manner in which they transport coal. The Guidance reiterates the government’s support for the market orientation of the coal industry.

We sell our coal both on the spot market and under sales contracts and letters of intent. We set the purchase volume and schedule in a period of time (generally, within one year) in the sales contracts and letters of intent with our customers. The purchase price in a sales contract is set at the time of execution of the contract. the purchase price in a letter of intent, however, is set at the time of an actual sale.

Regulation of fees and taxes

The table below sets forth material taxes and fees that are imposed upon coal producers in China, as well as reserves which we are required to set aside.

Item	Base	Rate

Corporate income tax	Taxable income	25%

VAT (coal and other commodity)	Sales revenue	17%

VAT (heating supply)	Sales revenue	13%

Business tax	Revenue from service	3% or 5%

City construction tax	Amount of VAT and business tax	7%

Education surcharge	Amount of VAT and business tax	3%

Local education surcharge	Amount of VAT and business tax	2%

Water conservancy fund	Amount of VAT and business tax	1%

Resource tax	Aggregate volume of raw coal sold or used (1)	RMB3.6 per tonne (Shandong Province) RMB3.2 per tonne (Shanxi Province and Inner Mongolia)

Compensation for the depletion of coal resources	Revenue from coal produced by us	1%

Price adjustment fund	Volume of raw coal produced or sales volume of merchantable coal

1. Jining City, Shandong Province: RMB8 per tonne based on volume of raw coal produced;

2. Heze City, Shandong Province:

(1) RMB1.5 per tonne for 20% of the sales volume of clean coal and RMB20 per tonne for 80% of the sales volume of clean coal;

(2) RMB1 per tonne for 20% of the sales volume of other types of coal and RMB15 per tonne for 80% of the sales volume of other types of coal.

Real estate tax	70% of original value of real estate	1.2%

(1)	The resource tax applicable to our coal operation in Shandong and Shanxi Provinces is calculated by multiplying the aggregate volume of raw coal sold and raw coal consumed in the production of clean coal by the applicable per tonne resource tax in the respective province.

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

Foreign exchange laws

The Notice of the State Administration of Foreign Exchange on Deciding the External Financing Guarantee Balance Quota of Domestic Banks in 2011 (Huifa [2011] No. 30), promulgated by the SAFE on July 27, 2011, provides that the SAFE will conduct a strict review of any application from a domestic enterprise with respect to external financing guarantees. In addition, when domestic banks provide offshore financing guarantees, the SAFE will conduct a strict review of the financing measures with respect to the external financing guarantee. The proceeds of any offshore financing under an offshore financing guarantee must not be repatriated into the PRC, directly or indirectly, either in the form of equity or debt interests, through, including but not limited to, the following methods:

•	financing applied towards the repayment of the original loans of the enterprise or other offshore companies which were repatriated into the PRC through equity or debt interests;

•	financing directly applied towards the acquisition of the equity of an offshore target company, and the principal assets of the target company are predominantly located in the PRC; or

other methods of repatriation recognized by the SAFE.

Import and export laws

According to the Foreign Trade Law, the Cargo Import and Export Ordinance and the Administrative Measures of Coal Export Quota, coal exports remain subject to State control and require governmental approval.

Our company has not been authorized as a PRC coal exporter. Our coal exports are conducted through three export agents, namely China National Coal Industry Import and Export Corporation, China National Minerals Import and Export Company Limited and Shanxi Coal Import and Export Group Company.

Pursuant to the Administrative Measures of Coal Export Quota, the NDRC and the MOC are responsible for determining China’s national coal export quota and allocating the quota among authorized coal exporters. Upon receiving a quota approval, authorized coal exporters may apply for coal export permits to the relevant authority designated by the MOC. Authorized coal exporters are also required to report their monthly quota usage to the NDRC.

The regulations provide that quotas may be adjusted in the event of:

•	a major change in the international market;

•	a major change in domestic coal resources;

•	an imbalance in the usage of the coal export quota by an authorized coal exporter compared to its allocation of the coal export quota; and

•	other circumstances which require an adjustment to the coal export quotas.

The total national quotas approved for coal exports in 2010 and 2011 were 25.5 million tonnes and 38.0 million tonnes, respectively. The total national quota approved for coal export in 2012 is 38.0 million tonnes with the first 18.0 million tonnes’ quota already granted to exporters.

According to the Notice of the Customs Tariff Committee of the State Council on Tariff Adjustment on Certain Export Commodities (Notice 2008 No. 56), beginning August 20, 2008, the provisional tariff rate of coke, coking coal and soft coal will be 40%, 10% and 10%, respectively. Export tariffs are generally passed on to the purchaser. Therefore, changes in export tariffs do not directly affect us.

Domestic trading regulations

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

Environmental protection

Pursuant to the Environmental Protection Law, the MEP is authorized to formulate national environmental quality and discharge standards and to monitor China’s environmental system at the national level to protect the environment. Environmental protection bureaus at the county level and above are responsible for environmental protection within their respective jurisdictions.

China has promulgated a series of laws and regulations which establish national and local legal frameworks for environmental protection. These laws and regulations include standards applicable to emission controls, discharges of wastes and pollutants to the environment, generation, handling, storage, transportation, treatment and disposal of waste materials by production facilities, land rehabilitation and reforestation.

The Environmental Protection Law requires any entity operating a facility that produces pollutants or may create a hazard to incorporate environmental protection measures into its operations and to establish an environmental protection responsibility system which includes effective measures to control and properly dispose of waste materials.

In the environmental impact statement of a construction project, the project operator must assess the pollution and environmental hazards the project is likely to produce and its impact on the ecosystem and measures for the prevention and control of such hazards. The statement shall, after initial examination by the authorities in charge of the construction project, be submitted by a specified procedure to the competent department of environmental protection administration for approval. Facilities for the prevention and control of pollution must be designed, constructed and implemented simultaneously with the primary construction contemplated by a project. These facilities must be inspected by the competent environmental protection authority and determined to conform with specified requirements before they can be implemented.

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

According to the Law on Prevention and Control of Water Pollution of the PRC, and the Administrative Regulations on the Levy and Use of Discharge Fees, any new construction projects which directly or indirectly discharge pollutants to water, such as coal mines and coking plants, must conduct an environmental impact assessment. Every new production facility must be equipped with wastewater processing facilities which must be put in use together with the production facilities. Construction projects that discharge pollutants into water shall pay a pollutant discharge fee in accordance with state regulations.

Violators of the Environmental Protection Law and various environmental regulations may be subject to warnings, payment of damages and fines. Any entity undertaking construction work or manufacturing activities before the pollution and waste control and processing facilities are inspected and approved by the environmental protection department may be ordered to suspend production or operations and may be fined. The violators of relevant environment protection laws and regulations may be exposed to criminal liability if violations result in severe loss of property, personal injuries or death.

The rehabilitation of mining sites is another priority of the PRC government. Under the Law of Land Administration of the PRC as amended on August 28, 2004 and the Regulation on Land Reclamation effected on March 5, 2011, issued by the State Council in 1988, coal producers must undertake measures to restore a mining site to its original state within a prescribed time frame if their mining activities result in damage to arable land, grassland or forest. The rehabilitated land must meet rehabilitation standards, as required by law from time to time, and may only be subsequently used upon examination and approval by the land authorities. A coal producer’s failure to comply with this requirement or its failure to return the mining site to its original state will result in the imposition of fines, rehabilitation fees and/or rejection of applications for land use rights by the local bureau of land and resources.

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

Mining safety

On June 7, 2005, the State Council promulgated Several Opinions on Promoting the Healthy Development of the Coal Industry, which contains the PRC government’s policies with respect to the development and restructuring of the coal industry. The opinions reiterated the PRC government’s policies with respect to the administration of coal reserves, enhancement of coal mine safety, encouragement of industry consolidation among coal producers, acceleration of the construction of large coal production bases, improvement of mining techniques and equipment for coal production and the organization and regulation of small coal mines.

According to the Measures for Implementing Work Safety Permits in Coal Mine Enterprises issued by the State Administration of Work Safety and the SACMS, a coal mine enterprise without a work safety permit may not engage in coal production activities. Coal mining enterprises and their mines that do not satisfy the safety conditions set forth in this document, or those that violate the provisions of this document, may be punished by fines, warnings, temporary suspension of the work safety permit, mandatory remediation measures, orders to cease production and cancellation of the work safety permit. Coal mine enterprises that remain compliant with the requirements set in these documents may apply for administrative approval to extend the validity period of their Work Safety Permits.

The Special Regulations by the State Council on Preventing Work Safety Related Accidents in Coal Mines were promulgated and entered into effect on September 3, 2005. These regulations specify that coal mine enterprises are responsible for preventing coal mine work safety-related accidents. If a coal mine has not obtained, in accordance with the law, a mining right permit, work safety permit, coal production permit or business license and if the mine manager has not obtained, in accordance with the law, a mine manager qualification certificate and a mine manager safety qualification certificate, the coal mine may not engage in production. Coal mining enterprises should establish a sound system for the detection, elimination, treatment and reporting of latent work safety-related dangers. If a major latent work safety-related danger exists in a coal mine, the enterprise should immediately suspend production and eliminate the latent danger. Coal mining enterprises should provide their personnel working underground and their special operation personnel with safety education and training in accordance with relevant state regulations. The person in charge of a coal mine and the production and operation management personnel should go into mines and act as foremen on a rotating basis in accordance with state regulations, and a file recording their entry into the mine should be maintained.

In addition, on September 24, 2005, the State Administration of Work Safety issued the Measures for Rewarding the Reporting of Major Latent Work Safety Related Dangers in, and Violations of the Law by, Coal Mines (for Trial Implementation). Subsequently, the State Administration of Work Safety issued three sets of measures on September 26, 2005: (i) the Measures for Determining Major Latent Work Safety Related Dangers in Coal Mines (for Trial Implementation); (ii) the Implementing Measures for the Detection and Elimination of Latent Dangers in Coal Mines and the Rectification and Closure of Such Mines (for Trial Implementation); and (iii) the Measures for the Supervision and Inspection of Coal Mine Safety Training (for Trial Implementation). On October 31, 2005, the State Administration of Work Safety issued the Guiding Opinions on Persons in Charge of Coal Mines and Production and Operation Management Personnel Going into Mines as Foremen.

Moreover, the Shandong Provincial Government issued the Opinions regarding Integration of Mineral Resources and Implementation of Intensive Exploitation (Lu Zheng Ban Fa [2006] No. 52) on June 21, 2006, which encourages the integration of mineral resources and the upgrading of safety production standards and the efficient exploitation of mineral resources.

Coal mining industry and resources integration

Several measures have been enacted by various PRC government and provincial authorities to promote the integration and enhancement of mineral resources to maximize domestic coal production and encourage developmental efficiency.

The General Office of the Shandong Provincial Government issued the Notice to Implement Circular Guo Fa Ban [2006] No. 108 and Notice to Effectively Implement Integration of Mineral Resources (Lu Zheng Ban Fa [2007] No. 37), on June 19, 2007, which further implement Circular Guo Fa Ban [2006] No. 108 and promote the integration of mineral resources in Shandong Province.

In addition, the Shandong Provincial Government issued the Notice to Deepen Integration Works of Mineral Resources (Lu Zheng Ban Fa [2010] No. 1), on January 4, 2010, which requires further promotion of integration of mineral resources, reduces the number of mines and mining approvals, and enhances intensive production in Shandong Province. The State-owned Assets Supervision and Administration Commission of Shandong Province issued the Notice Regarding Document Lu Zheng Ban Fa [2010] No. 1 from the General Office of Provincial Government to Deepen the Integration Work of Integrated Exploitation of Mineral Resources (Lu Guozi Guihua [2010] No. 1) on February 3, 2010, which requires enterprises under provincial administration to review and integrate resources, as well as actively participate in the integration of mineral resources province-wide.

The government authorities of Inner Mongolia issued the Notice of Printing and Distributing the Work Plan of Mergers and Reorganizations of Coal Mining Enterprises in Inner Mongolia Autonomous Region (Nei Zheng Fa [2011] No. 32) on March 15, 2011, which sets forth the guiding principles, integrative approach, applicable policies, regulations and working requirements for coal resources in the region. By the end of 2013, the notice indicates that coal mining enterprises located in Inner Mongolia must achieve production of 1.2 million tonnes per annum (three million tonnes per annum may apply to certain regions upon certain conditions) or be required to merge with other enterprises. Enterprises with a production capacity of more than five million tonnes of raw coal, among others, or enterprises with at least either one underground coal mine with a singular well production capacity of more than 1.2 million tonnes or an open-pit coal mine with a singular well production capacity of more than three million tonnes, subject to certain operational safety conditions, will be given preference as entities into which other smaller entities may merge.

In addition, the government authorities of Inner Mongolia issued the Notice of Working Well on the Related Issues Concerning Integration of Coal Resources (Nei Zheng Ban Fa [2011] No. 92) on October 9, 2011, which sets forth supplemental information on the determination of the status of coal mining entities and the scope of coal resources to be integrated in the region.

These mining industry and resources integration regulations will affect the production capacity and rates of our mines that are located in the particular provinces or regions.

Regulation of the Australian Coal Industry

Our operations in Australia are subject to laws and regulations of general application governing mining and processing, land tenure and use, environmental requirements, including site-specific environmental licenses, permits and statutory authorizations, industrial relations, workplace health and safety, trade and export, competition, access to infrastructure, foreign investment and taxation. These regulations are implemented by various federal, state and local government departments and authorities, including the Department of Resources, Energy and Tourism, the Department of Sustainability, Environment, Water, Population and Communities and the National Native Title Tribunal.

Environmental and planning issues

Our mining operations in Australia are regulated by Australian federal, state and local governments with respect to environmental issues (such as water quality, air quality, dust impact, noise impact) and planning issues (such as approvals to expand existing mines or to develop new mines or to change mining interests). Australian state governments require coal companies to post deposits or give other security on the land which is being used for mining and exploration, with those deposits being returned or security released after satisfactory reclamation is completed.

The particular provisions of the various state and territory environment and planning legal regimes vary depending upon the jurisdiction. Despite variation in details, each state and territory has a system involving broadly at least two major phases, including: (i) obtaining major environment/planning developmental approval addressing planning and significant environmental issues and (ii) obtaining pollution control approvals regarding pollution control issues such as emissions to the atmosphere; emissions in waters; noise impact, impact from blasting; dust impact; and the generation, handling, storage and transportation of waste.

The federal environmental protection regime will apply if matters of national environmental significance are likely to be significantly impacted. If so, federal regulatory approval will be required. Most coal projects require such federal approval.

Occupational health and safety

The combined effect of various state and federal statutes requires an employer to ensure that persons employed in a mine are safe from injury by providing a safe working environment and systems of work; safety machinery; safety equipment, plant and work materials; and appropriate information, instruction, training and supervision.

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

It is mandatory for an employer to have insurance coverage with respect to the compensation of injured workers. Similar coverage is in effect throughout Australia which is of a no-fault nature and which provides for benefits up to a prescribed level. The specific benefits vary by jurisdiction, but generally include the payment of weekly compensation to an injured employee, together with payment of medical, hospital and related expenses. The injured employee may have a right to sue his or her employer for further damages if a case of negligence can be established (but on the condition that the injured employee waives his or her right to the insurance coverage).

MRRT

On March 29, 2012, the Australian MRRT became law, effective July 1, 2012. The MRRT is a profits-based tax that will be charged at an effective rate of 22.5% on the assessable profits (excess of annual mining revenue over annual mining expenditures with respect to mineral interests, less certain allowances) of, among others, coal mining enterprises. At this stage, the extent to which the implementation of the foregoing tax will affect our operations in Australia is yet to be determined. However, the MRRT has the potential to increase the overall tax liability of Yancoal Australia.

Carbon tax scheme

A number of countries, including Australia have ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change. The Australian government has devoted efforts in meeting the emissions target for Australia as set forth in the Kyoto Protocol. To this end, the Australian federal government has recently passed laws imposing a tax on the amount of carbon dioxide emissions by enterprises having significant emissions, which may include coal mining enterprises in Australia. In addition, the Australian federal government intends to gradually shift from a carbon tax scheme to a “cap and trade” carbon emissions scheme. The legislation will become effective from July 1, 2012.

Foreign investment

There are no specific restrictions on foreign investment in Australia’s coal industry. However, under Australian law and Australia’s foreign investment policy, certain acquisitions require prior approval of the Treasurer of Australia. Generally, these include acquisitions of substantial interests (15% or more) in an Australian business where the value of the business’ total assets is, or the proposal value is, above A$244 million. However, since the Controlling Shareholder is owned or controlled by the PRC government, the Company and each of its subsidiaries (including Yancoal Australia) is a “related entity” of a “foreign government” for the purposes of Australia’s foreign investment policy. Accordingly, these entities must notify the Australian federal government and obtain the Treasurer’s prior approval before making any direct investment in Australia (generally, investment of 10% or more), regardless of the value of the investment, as well as before starting a new business or acquiring an interest in land, including any interest in a prospecting, exploration, mining or production tenement.

Power generation industry

The Electric Power Law and the Electric Power Regulatory Ordinance

The Electric Power Law of the PRC (the “Electric Power Law”) sets out the regulatory framework of the power industry. The Electric Power Law encourages power plant operators to focus on environmental protection and adopt new technology to decrease waste discharge.

In 2005, the State Council promulgated the Electric Power Regulatory Ordinance. The Electric Power Regulatory Ordinance sets forth regulatory requirements for many aspects of the power industry, including, among others, the issuance of electric power business permits, the regulatory inspections of power generators and grid companies and the legal liabilities resulting from violations of the regulatory requirements.

Approvals and licenses for power plants

Applications for all new coal-fired power plants are required to be submitted to the NDRC for approval, as well as to the State Council for significant power plant projects. According to the Provisions on the Administration of Electric Power Business Licenses, applicants are also required to obtain requisite permits, including an Electric Power Business for Power Generation and approvals related to plant site, land use rights, construction and the environment.

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

Safety

In accordance with the Measures for Supervising the Safe Production of Electricity, issued by the SERC, power plants are responsible for maintaining safe operations in accordance with requirements set by the regional grid in which they are located. Power plants are required to report worker fatalities or serious or extraordinary accidents to the SERC and relevant local government authorities.

Coal chemical processing industry

The PRC Coal Industry Law, encourages and supports coal mining enterprises and other enterprises to produce both coal and electricity, coking coal and coal chemicals. The NDRC issued the Notice of Strengthening the Administration of Coal Chemical Processing Industry and Improving the Healthy Development of the Industry, which was aimed at strengthening the coal chemical processing industry through the promotion of transportation safety, risk prevention and management standardization. According to the Enterprise Income Tax Law (the “EIT Law”) and its implementation regulations, enterprises that produce products which are not restricted by the State and satisfy State and industry standards by using resources encouraged by industrial policies of the State are eligible for preferential tax treatment. If an enterprise uses any of the materials that are listed in the Catalogue of Income Tax Preference for Enterprises of Comprehensive Utilization of Resources as a major raw material in its product, 90% of the total income derived from such product will be treated as taxable income under the preferential tax arrangement. Coke oven gas, one of the primary raw materials at one of our methanol production facilities, is one of the materials listed in the catalogue.

C.	Organizational Structure

As of December 31, 2011, our Company consisted of 18 departments, namely the Secretariat of the Board of Directors, Audit Department of the Board of Directors, Department of Coordination, Department of Human Resources, Department of Financial, Planning and Management Department, Information Management Department, Enterprise Development Department, Risk Management Department, General Control Center, Department of Production Technology, Department of Safety Inspection, Electrical Engineering and Power Department, Ventilation and Dust Elimination Department, Geological Survey Department, Office of Community Relationship, Technical Center and Overseas Management Department.

The following chart shows our simplified corporate structure as of December 31, 2011:

D.	Property, Plant and Equipment

Real Property and Leasehold Property

As of December 31, 2011, the net book value of our property, plant and equipment was RMB31,273.8 million. The properties for which we own land-use rights in China occupy an area of approximately 6.8 million square meters, while the coalfields to which we possess mining rights in Australia occupy an area of approximately 1,214.6 million square meters. Under PRC law, our land-use rights for properties in China are granted for 50 years commencing from the respective grant dates of such land use rights and are freely transferable. In addition, the land ownership rights held by Yancoal Australia are held in perpetuity pursuant to Australian law.

As of the date of this annual report, we have not obtained certain land-use rights and building ownership certificates which comprise certain land with an aggregate site area of approximately 301,300 square meters and certain properties with an aggregate gross floor area of approximately 140,000 square meters in China. In addition, we have not completed the registration procedure with relevant real estate administrative authorities with respect to certain properties we lease in China. We do not expect that our rights to use or occupy such properties will be challenged by third parties and as of the date of this annual report, we are not aware of any administrative or legal action with respect to these properties. However, we are prohibited from the transfer, lease, mortgage, or disposal of such properties until we obtain relevant real estate or building ownership certificates.

Coal Mines and Coal Production Facilities

The Six Coal Mines are all located in the southwestern part of Shandong. All of these mines are connected by our railway network, which directly connect to our customers or the PRC national railway or highway systems. We acquired Heze Nenghua, the operator of Tianchi Coal Mine in 2006 and subsequently the mining rights of Zhaolou Coal Mine through Heze Nenghua in 2008. Our wholly owned subsidiary Ordos Neng Hua acquired Anyuan Coal Mine in 2010 and acquired the mining rights of Zhuanlongwan coalfield through public bidding in 2011. As of the date of this annual report, we are in the process of obtaining the approval, permit and registration for the acquisition of Anyuan Coal Mine and obtaining the mining rights for Zhuanlongwan Project. We expect to obtain the relevant approvals and mining rights by 2013. In addition, Ordos Neng Hua acquired 80% of the equity interest in Inner Mongolia Xintai, which has operated Wenyu Coal Mine since July 2011.

We acquired Austar Coal Mine in Australia in 2004 and we acquired the entire equity interest in Felix through Yancoal Australia in 2009. Felix (Yancoal Resources) is a company incorporated in Australia whose principal activities include the exploration, mining and sale of coal. The major coal assets currently owned by Yancoal Resources are located in New South Wales and Queensland. As of the date of this annual report, Yancoal Resources had an ownership interest in the following operational coal mines: Ashton Coal Mine, Yarrabee Coal Mine and Moolarben Coal Mine. Yancoal Resources also holds ownership interests in three exploratory mine projects and 15.4% interest of the equity in Newcastle Coal Infrastructure Group. We acquired an additional 30% of the equity interest in the Ashton Coal Mine Joint Venture and disposed of 51% of the equity interest in the Minerva Coal Mine Joint Venture in 2011. As of December 31, 2011, we held 90% of the equity interest in the Ashton Coal Mine Joint Venture. In August 2011, we acquired the entire equity interest of both Syntech Holdings Pty Ltd. and Syntech Holdings II Pty Ltd., which operate the Cameby Downs Coal Mine and have 5 exploration tenements that can be potentially developed. In September 2011, we acquired the entire equity interest of both Premier Coal which operates the Premier Coal Mine and Wilga Exploration Area and Premier Char. In addition, in December 2011, we and our subsidiary Yancoal Australia entered into a merger proposal deed with Gloucester (amended in March 2012), pursuant to which Yancoal Australia intends to implement a merger by way of a scheme of arrangement under Australian law. After the completion of the Merger, Yancoal Australia is expected to be the largest listed Australian pure-play coal mining enterprise in terms of saleable coal production in 2011. See “— A. History and Development of Our Company — Merger Proposal with Gloucester.”

We operate all of our mines either directly or through our subsidiaries and we have not contracted the mining operations at any of our mines to third-party contractors.

The map below shows the location of the Six Coal Mines and our railway system:

The map below shows the location of Tianchi Coal Mine:

The map below shows the location of Zhaolou Coal Mine:

BEIJING
Tianjin
BO HAI
Hebei
Shijia Zhuang
Dezhou
Dongying
HUANG HE
Zibo
Handan
JINAN
TAI'AN
Changzhi
Anyuan
Hebi
Zhaolou Coal Mine
Shandong
Yanzhou
Zouchéng (data room)
Rizhao
Hézé
Jining
Tengzhou
Luoyang
Zhengzhou
WEISHAN LAKE
Zaozhuang
Lianyungang
Xuzhou
Jiangsu
Huaiyin
Henan
Anhui
112°
114°
116°
118°
120°
38°N
36°N
34°N
N
Provincial boundary
Railway
Main road
0
100
200
kilometres

CHINA
Location
500km

Location of Zhaolou Mine
Shandong Province - China

The map below shows the location of Anyuan Coal Mine and Wenyu Coal Mine operated by Ordos Neng Hua:

The map below shows the location of Austar Coal Mine and coal mines and projects owned (directly or indirectly) by Yancoal Resources:

The map below shows the location of Cameby Downs Coal Mine owned by Syntech:

The map below shows the location of Premier Coal Mine owned by Premier Coal Limited:

The Six Coal Mines

The following table sets forth information about each of the Six Coal Mines, which are directly owned and operated by the Company:

	Nantun	Xinglong- zhuang	Baodian	Dongtan	Jining II	Jining III	Total
Background data:

Commencement of construction	1966	1975	1977	1979	1989	1993	N/A

Commencement of commercial production	1973	1981	1986	1989	1997	2000	N/A

Coalfield area (square kilometers)	35.2	59.8	36.4	60.0	87.1	105.1	383.6

Reserve data (millions of tonnes as of December 31, 2011)

Total in-place proven and probable reserves(1)	111.1	311.7	276.4	443.8	404.3	215.5	1,762.8

Mining recovery rate (%)(2)	81.28	80.80	81.57	83.88	79.83	80.91	N/A

Coal preparation plant recovery rate (%)(3)	67.59	87.40	62.12	60.96	69.43	62.55	69.52

Depth of mine (meters underground)	397.0	429.2	474.7	710.0	593.0	556.0	N/A

Average thickness of main coal seam (meters)	8.6	8.3	8.8	8.4	6.8	6.2	N/A

Type of coal	thermal coal	thermal coal	thermal coal	thermal coal	thermal coal	thermal coal	N/A

Leased/owned	owned	owned	owned	owned	owned	owned	N/A

Assigned/unassigned (4)	assigned	assigned	assigned	assigned	assigned	assigned	N/A

Average calorific value (Kcal/kg)	5,572	5,881	5,890	5,586	5,467	5,412	N/A

Sulfur content (%)	0.60	0.47	0.52	0.60	0.56	0.52	N/A

Production data:(millions of tonnes)

Designed raw coal production capacity	2.4	3.0	3.0	4.0	4.0	5.0	21.4

Designed washing capacity	1.8	3.0	3.0	4.0	3.0	5.0	19.8

Raw coal production

2006	3.9	7.2	5.6	8.0	4.0	6.8	35.5

2007	3.9	6.8	5.8	7.6	3.4	5.3	32.8

2008	3.5	6.6	6.0	7.0	3.9	6.1	33.1

2009	3.8	6.6	5.7	7.5	3.6	6.2	33.4

2010	3.6	6.8	6.1	7.4	4.2	6.2	34.3

2011	3.3	6.8	6.1	7.3	4.4	6.0	34.0

Cumulative raw coal production as of December 31, 2011	47.8	81.7	72.5	90.9	53.0	74.2	420.1

(1)	The proven and probable reserves of the above coal mines are based on the report dated February 6, 1998 prepared by International Mining Consultants Limited, a UK-based company, in accordance with the standards in Industry Guide 7.

Under Industry Guide 7, “proven reserves” are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. “Probable reserves” are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced. The degree of assurance of “probable reserves,” although lower than that for proven reserves, is high enough to assume continuity between points of observation.

The total proven and probable reserves as of the end of a year are derived by deducting the proven and probable reserves consumed in the coal production in the same year from the proven and probable reserves as of the end of the immediately preceding year.

(2)	The mining recovery rate is the rate of the amount of coal recovered from a determined amount of proven and probable reserves, which is calculated by dividing the actual volume of coal recovered in a year by the volume of proven and probable reserves mined and consumed in the same year.

(3)	“Coal preparation plant recovery rate” refers to the wash plant recovery rate of raw coal used during the production of our coal products.
(4)	“Assigned” refers to coal reserves which have been committed to a particular mining complex (mine shafts, mining equipment, and plant facilities), and all coal which has been leased by the company to others. “Unassigned” refer to coal reserves which have not been committed, and which would require new mine shafts, mining equipment or plant facilities before operations could begin on the property.

Nantun Coal Mine

Nantun is located in the southern portion of our coalfield, with a coalfield area of approximately 35.2 square kilometers. Nantun began commercial production in 1973 with a designed annual raw coal production capacity of 2.4 million tonnes of coal. The main coal seam of Nantun is divided into two leaves. The thickness of the upper leaf averages 5.35 meters and the thickness of the lower leaf averages 3.21 meters. As of December 31, 2011, the total in-place proven and probable reserves on the main coal layer were approximately 111.1 million tonnes.

We primarily use the fully mechanized sublevel caving mining method to extract coal from the upper layer of the coal seam and use a fully mechanized longwall system to mine the lower layer of the coal seam. As of December 31, 2011, Nantun produced coal from three work faces. Nantun’s coal preparation plant produces mainly No. 2 Clean Coal and employs movable-sieve jig machines and jig machines. Most of the equipment used in the Nantun coal preparation plant was manufactured in the PRC.

Xinglongzhuang Coal Mine

Xinglongzhuang is located in the northern portion of our coalfield, with coalfield area of approximately 59.8 square kilometers. Xinglongzhuang began commercial production in 1986 with a designed annual raw coal production capacity of 3.0 million tonnes. The main coal seam of Xinglongzhuang is concentrated in one leaf with an average thickness of 8.3 meters. As of December 31, 2011, the total in-place proven and probable reserves on the main coal layer were approximately 311.7 million tonnes.

We primarily use the fully mechanized sublevel caving method to extract coal from the coal seam of Xinglongzhuang Coal Mine. At this coal mine, we produced coal from two work faces as of December 31, 2011. The Xinglongzhuang coal preparation plant produces No. 1 and No. 2 Clean Coal and lump coal. The majority of the equipment in the Xinglongzhuang coal preparation plant, including its jig machines and movable-sieve jig machines, was manufactured in the PRC while a small portion of the equipment was imported.

Baodian Coal Mine

Baodian is located in the central western portion of our coalfield, with coalfield area of approximately 36.4 square kilometers. Baodian began commercial production in 1986 with a designed annual raw coal production capacity of 3.0 million tonnes. Certain sections of the main coal seam of Baodian are concentrated in one leaf, with an average thickness of 8.81 meters. The remaining sections are divided into two leaves with an average thickness of 5.74 meters for the upper leaf and 3.38 meters for the lower leaf. As of December 31, 2011, the total in-place proven and probable reserves on the main coal layer were approximately 276.4 million tonnes.

We primarily use the fully mechanized sublevel caving method to extract coal from the upper layer of the coal seam and use mechanized longwall faces to mine the lower layer of the coal seam. At this coal mine, we maintained two work faces as of December 31, 2011. The Baodian coal preparation plant produces No. 2 Clean Coal and lump coal. The majority of equipment in the Baodian coal preparation plant, including its slanted wheel, cyclones and jig machines, was manufactured in the PRC.

Dongtan Coal Mine

Dongtan is located in the central eastern portion of our coalfield, with coalfield area of approximately 60.0 square kilometers. Baodian began commercial production in 1989 with a designed annual raw coal production capacity of 4.0 million tonnes. Certain sections of the main coal seam consist of one layer with an average thickness of 8.41 meters, and the remaining sections are divided into two layers, with an average thickness of 5.38 meters for the upper layer and 3.22 meters for the lower layer. As of December 31, 2011, the main coal layer held approximately 443.8 million tonnes of in-place proven and probable reserves.

We primarily use the fully mechanized sublevel caving method to extract coal from the sections of the coal seam with one layer of coal and the upper layer in the sections with two layers of coal. At this mine, we maintained two work faces as of December 31, 2011. The Baodian coal preparation plant produces No. 2 and No. 3 Clean Coal and lump coal. The principal pieces of equipment in the Baodian coal preparation plant, including its slanted wheel, cyclones and jig machines, were manufactured in the PRC.

Jining II Coal Mine

Jining II is located in the northern portion of the Jining coalfield, with coalfield area of approximately 87.1 square kilometers. Baodian began commercial production in 1997 with a designed annual raw coal production capacity of 4.0 million tonnes. Certain sections of the main coal seam of Jining II are concentrated in one layer, with an average thickness of 6.78 meters. The remaining sections are divided into two layers, with an average thickness of 2.1 meters for the upper leaf and an average thickness of 4.68 meters for the lower leaf. As of December 31, 2011, the total in-place proven and probable reserves on the main coal layer were approximately 404.3 million tonnes.

We primarily use the fully mechanized sublevel caving method to extract coal from the upper layer of the coal seam and use mechanized longwall mining method to mine the lower layer of the coal seam. At this coal mine, we produced coal from two work faces as of December 31, 2011. The main equipment used in Jining II are movable-sieve jig machines and jig machines, most of which were manufactured in the PRC. The principal product of the coal preparation plant of Jining II is No. 2 Clean Coal.

Jining III Coal Mine

Jining III is located in the southern portion of the Jining coalfield and covers an area of 105.0 square kilometers. Jining III had a designed annual raw coal production capacity of 5 million tonnes in 2000. The average thickness of the main coal seam of Jining III is 6.2 meters. As of December 31, 2011, the total in-place proven and probable reserves on the main coal layer were approximately 215.5 million tonnes.

We primarily use the fully mechanized sublevel caving method to extract coal from three work faces in Jining III Coal Mine as of December 31, 2011. The main pieces of equipment used in Jining III are slanted wheel, cyclones and movable-sieve jig machines, which were manufactured in the PRC. The principal products of the coal preparation plant of Jining III are No. 2 and No. 3 Clean Coal. In 2010, Jining III made technical improvements which provided it with washing capacity.

Coal Mines operated by Shanxi Nenghua and Heze Nenghua

The following table sets forth information about Tianchi Coal Mine and Zhaolou Coal Mine in China that are operated by Shanxi Nenghua and Heze Nenghua:

	Tianchi	Zhaolou	Total
Background data:

Commencement of construction(1)	2004	2004	N/A

Commencement of commercial production(1)	2006	2009	N/A

Coalfield area (square kilometers)	20.0	143.4	163.4

Reserve data: (millions of tonnes as of December 31, 2011)

Recoverable reserves(2)	26.6	103.6	130.2

Mining recovery rate (%)(3)	82.5	79.7	N/A

Coal preparation plant recovery rate (%)(4)	N/A	69.2	N/A

Depth of mine (meters underground)	225	905	N/A

Average thickness of main coal seam (meters)	4.6	5.2	N/A

Type of coal	thermal coal	1/3 coking coal	N/A

Leased/owned	owned	owned	N/A

Assigned/unassigned (5)	assigned	assigned	N/A

Average calorific value (Kcal/kg)	5,177	6,937	N/A

Sulfur content (%)	0.90	0.53	N/A

Production data: (millions of tonnes)

Designed raw coal production capacity	1.2	3.0	4.2

Designed coal preparation input washing capacity	—	3.0	3.0

Raw coal production

2006	0.1	—	0.1

2007	1.2	—	1.2

2008	1.1	—	1.1

2009	1.0	0.04	1.04

2010	1.5	1.6	3.1

2011	1.2	3.0	4.2

Cumulative raw coal production as of December 31, 2011	6.1	4.64	10.74

(1)	With respect to the Tianchi Coal Mine, the “commencement of construction” refers to capacity expansion and technology upgrade undertaken after our 2006 acquisition; the “commencement of commercial production” refers to the resumption of production after completion of the foregoing expansion and upgrade.
(2)	The recoverable reserves of the above coal mines are based on the report prepared by Minarco AsiaPacific Pty Limited in May 2006 in accordance with the standards in the JORC Code.

“Recoverable reserves” generally refer to proved and probable reserves under the JORC Code as revised in 2004,. “Proved reserves” are the economically mineable part of a measured coal resource and “probable reserves” are the economically mineable part of an indicated, and in some circumstances, measured coal resource. Both “proved reserves” and “probable reserves” incorporate mining dilution and allow for mining losses and are based on an appropriate level of mine planning, mine design and scheduling.

(3)	The mining recovery rate is the rate of the amount of coal recovered from a determined amount of proven and probable reserves, which is calculated by dividing the actual volume of coal recovered in a year by the volume of proven and probable reserves mined and consumed in the same year.
(4)	“Coal preparation plant recovery rate” refers to the wash plant recovery rate of raw coal used during the production of our coal products.
(5)	“Assigned” refer to coal reserves which have been committed to a particular mining complex (mine shafts, mining equipment and plant facilities), and all coal which has been leased by the company to others. “Unassigned” refers to coal reserves which has not been committed, and which would require new mine shafts, mining equipment, or plant facilities before operations could begin on the property.

Tianchi Coal Mine

Tianchi Coal Mine is an underground mine located in Heshun County of Shanxi, with an area of approximately 20 square kilometers. Tianchi Coal Mine commenced commercial production in 2006 and the designed production capacity was increased to 1.2 million tonnes per annum in the same year. Tianchi Coal Mine is operated by inclined shaft development and primarily produces thermal coal and lump coal. The average thickness of the target coal seam is 4.6 meters. As of December 31, 2011, the total recoverable reserves of Tianchi Coal Mine were approximately 26.6 million tonnes.

We primarily used the longwall caving mining method to extract coal from one work face at Tianchi Coal Mine as of December 31, 2011. The primary piece of equipment in this system is a slanted wheel, which was manufactured in China. The operations at Tianchi Coal Mine are powered by electricity from local power grids. We ship coal products from the Tianchi Coal Mine to Hebei and surrounding areas on the Yangshe Railway and the national railway network, as well as the highway network.

Zhaolou Coal Mine

Zhaolou Coal Mine is an underground longwall mine located in the central portion of Juye Coal Field in Shandong. Zhaolou Coal Mine covers an area of approximately 143.4 square kilometers, and is accessible by roadway and railway.

Zhaolou Coal Mine commenced commercial production in December 2009 and has a designed annual raw coal production capacity of 3.0 million tonnes. Zhaolou Coal Mine produces 1/3 coking coal. The average thickness of the main coal seam of Zhaolou Coal Mine is 5.2 meters. The total recoverable reserves of Zhaolou Coal Mine were approximately 103.6 million tonnes as of December 31, 2011.

We primarily used the longwall caving mining method to extract coal from the two work faces at Zhaolou Coal Mine as of December 31, 2011. The coal preparation plant at Zhaolou Coal Mine commenced commercial production in September 2009. The main equipment used in the coal preparation plant was a slanted wheel, cyclone machines and TBS separators, which were mainly produced in China. The main product of Zhaolou’s coal preparation plant is No. 2 Clean Coal. The operations at Zhaolou Coal Mine are powered by electricity from local power grids. We ship coal products to Hebei and surrounding areas by truck.

Coal Mines operated by Ordos Neng Hua

The following table sets forth information about Anyuan Coal Mine and Wenyu Coal Mine in China that are operated by Ordos Neng Hua:

	Anyuan	Wenyu	Total
Background data:

Commencement of construction	—	1996	N/A

Commencement of commercial production	2004	1997	N/A

Coalfield area (square kilometers)	9.3	9.4	18.7

Reserve data: (millions of tonnes as of December 31, 2011)

Basic reserves(1)	35.6	46.1	81.7

Mining recovery rate (%)(2)	89.0	89.3	N/A

Coal preparation plant recovery rate (%)(3)	N/A	N/A	N/A

Depth of mine (meters underground)	68	59	N/A

Average thickness of main coal seam (meters)	2.8	3.9	N/A

Type of coal	thermal coal	thermal coal	N/A

Leased/owned	owned	owned	N/A

Assigned/unassigned (4)	assigned	assigned	N/A

Average calorific value (Kcal/kg)	5,350	6,385	N/A

Sulfur content (%)	0.65	0.42	N/A

Production data: (millions of tonnes)

Designed raw coal production capacity	1.2	3.0	4.2

Designed coal preparation input washing capacity	—	—	—

Raw coal production

2011	2.3	2.1	4.4

Cumulative raw coal production as of December 31, 2011	2.3	2.1	4.4

(1)	The basic reserves of the Anyuan and Wenyu coal mines are assessed based on the PRC Standards which are different from the standards under the Industry Guide 7 or the JORC Code. Such estimates have not been reviewed by an independent competent person using the standards in the Industry Guide 7 or the JORC Code. The term “basic reserves” generally refers to measured and indicated economical reserves (as defined in the PRC Standards) prior to deduction of design and extraction losses.
(2)	The mining recovery rate is the rate of the amount of coal recovered from a determined amount of proven and probable reserves, which is calculated by dividing the actual volume of coal recovered in a year by the volume of proven and probable reserves mined and consumed in the same year.
(3)	“Coal preparation plant recovery rate” refers to the wash plant recovery rate of raw coal used during the production of our coal products.
(4)	“Assigned” reserves refer to coal reserves which have been committed to a particular mining complex (mine shafts, mining equipment and plant facilities), and all coal which has been leased by the company to others. “Unassigned” reserves refers to coal reserves which have not been committed, and which would require new mine shafts, mining equipment, or plant facilities before operations could begin on the property.

Anyuan Coal Mine

Through Ordos Neng Hua, we wholly control Anyuan Coal Mine, which is located in Yijinhuoluoqi of Ordos City in Inner Mongolia, and covers an area of approximately 9.3 square kilometers. Ordos Neng Hua commenced commercial production in 2011. In accordance with our internal estimates, Anyuan was estimated to have basic reserves of approximately 35.6 million tonnes as of December 31, 2011.

In 2011, we increased the annual production capacity of Anyuan Coal Mine the designed annual production capacity of 600,000 tonnes to 1.2 million tonnes through reconstruction and expansion in 2011. Anyuan Coal Mine primarily produces thermal coal. The average thickness of the main coal seam of Anyuan Coal Mine is 2.8 meters. We principally extract coal from one work face at Anyuan Coal Mine as of December 31, 2011. Anyuan Coal Mine is located in close proximity to railway and road transportation. The provincial highway and Baoshen railway are located approximately six kilometers to the west of the coalfield.

Wenyu Coal Mine

Through our subsidiary, Inner Mongolia Xintai, we operate Wenyu Coal Mine, which is located in Ordos City in Inner Mongolia, and covers an area of approximately 9.36 square kilometers. According to data calculated in accordance with Chinese national mining standards, Wenyu was estimated to have basic reserve of approximately 46.1 million tonnes as of December 31, 2011.

The original designed annual raw coal production capacity of Wenyu Coal Mine was 1.1 million tonnes. Inner Mongolia Xintai obtained the approvals from the relevant administrative authority to increase the annual production capacity to 3.0 million tonnes in September 2011. As of December 31, 2011, we have completed production capacity expansion and commenced commercial production. The average thickness of the main seam of Wenyu Coal Mine is 4.0 meters. The type of coal is thermal coal. We principally extract coal from two work faces at Wenyu Coal Mine as of December 31, 2011. Wenyu Coal Mine is located in close proximity to Anyuan Coal Mine and railway and road transportation.

Coal Mines operated by Yancoal Australia

The following two tables set forth information about our operational coal mines in Australia, which are directly or indirectly held by Yancoal Australia:

	Austar	Yarrabee	Ashton	Moolarben	Cameby Downs	Premier	Total
Background data:
Commencement of construction(1)	1998	1981	2003	2009	2009	1996	N/A
Commencement of commercial production(1)	2000	1982	2004	2010	2010	1996	N/A
Coalfield area(2) (square kilometers)	63	62.7	19.2	17.4	27.2	141.8	1,214.64
Reserve data (millions of tonnes)(3):
Recoverable reserves(4)	44.2	57.2	57.2	315.0	409.0	141.0	1,023.6
Depth of mine (5) (meters underground)	500	N/A	190-280	N/A	N/A	N/A	N/A
Type of coal	semi-hard coking coal	PCI coal	semi-soft coking coal	thermal coal	thermal coal	thermal coal	N/A
Leased/owned	owned	owned	owned	owned	owned	owned	N/A
Assigned/unassigned (6)	assigned	assigned	assigned	assigned	assigned	assigned	N/A
Average calorific value (Kcal/kg)	7,350	7,300	7,100	6,650	6,100	4,442	N/A
Sulfur content (%)	1.80	0.70	0.65	0.50	0.5	0.5	N/A
Production data: (millions of tonnes)
Designed raw coal production capacity	3.6	3.0	5.2	16.0	1.80	5.0	34.6
Designed coal preparation input washing capacity	3.3	2.4	6.5	16.0	1.8	N/A	30.0
Raw coal production

2006	0.4	—	—	—	—	—	0.4

2007	1.6	—	—	—	—	—	1.6

2008	1.9	—	—	—	—	—	1.9

2009	1.9	—	—	—	—	—	1.9

2010	1.7	2.3	2.7	3.9	—	—	10.6

2011	1.9	3.1	1.7	5.6	0.8	—	13.1
Cumulative raw coal production as of December 31, 2011	9.4	5.4	4.4	9.5	0.8	—	29.5

(1)	The Austar Coal Mine was closed in 2003 as the result of an underground fire. We acquired Austar Coal Mine in 2004 and implemented a production expansion and technology upgrade in 2005. Austar Coal Mine resumed part of its operations in October 2006. Each of the Ashton Coal Mine and Moolarben Coal Mine has an open-pit coal mine and an underground coal mine. The “commencement of commercial production” indicates the time when the open-pit mines, the earlier of the two types of mines, commenced commercial production.
(2)	The coalfield area refers to the area of current leased land for mining, excluding the area on which we own prospecting rights. The coalfield area of Harry-Brandt refers to the area on which we own prospecting rights.
(3)	The reserve data for the Austar, Yarrabee, Ashton and Moolarben coal mines are their reported reserve data as of June 30, 2011. The reserve data for Cameby Downs Coal Mine are its reported reserve data as of December 1, 2011. The reserve data for Premier Coal Mine are its reported reserve data as of December 31, 2010.
(4)	The recoverable reserves of the above coal mines are based on the report prepared by the competent persons appointed by Yancoal Australia or Yancoal Resources and other companies which have been acquired by Yancoal Australia and such reserves refer to total proved and probable reserves that were prepared in accordance with the standards in the JORC Code.
(5)	Ashton Coal Mine has both open-pit and underground coal mines. The depth of mine indicates the depth of the underground mines.
(6)	“Assigned” refers to coal reserves which have been committed to a particular mining complex (mine shafts, mining equipment and plant facilities), and all coal which has been leased by the company to others. “Unassigned” refers to coal reserves which have not been committed, and which would require new mine shafts, mining equipment, or plant facilities before operations could begin on the property.

Austar Coal Mine

Austar Coal Mine is an underground mine located in Hunter Valley, New South Wales, Australia and is accessible by railway. Austar Coal Mine covers an area of 63.0 square kilometers. Austar Coal Mine was constructed in 1998 and commenced commercial production in 2000.

In 2003, an underground fire occurred at Austar Coal Mine when it was still owned by Southland Coal Pty Limited, resulting in the closure of the mine. On December 24, 2004, we acquired the entire interest in the Austar Coal Mine for approximately A$32.0 million from Southland Coal Pty Limited, an independent third party. After we invested approximately A$230.3 million in the reconstruction, capacity expansion and technology upgrade of Austar Coal Mine in 2005, which included funding for equipment and machinery, the mine resumed commercial production of semi-hard coking coal in October 2006.

The average thickness of the main coal seam of Austar Coal Mine is 5.30 meters. As of June 30, 2011, the mine’s JORC-compliant reserves were approximately 44.2 million tonnes.

We principally use the fully mechanized longwall top coal caving mining method to extract coal from the underground mine. The main equipment used in the coal handling preparation plant consists of coal crushing equipment, cyclones and other associated equipment which were generally manufactured in Australia. The operations at Austar Coal Mine are powered by electricity from local power grids. We transport coal products from Austar Coal Mine to Newcastle Port via railway.

Yarrabee Coal Mine

Yarrabee Coal Mine is an open-pit mine located in Bowen Basin, Queensland, Australia and is accessible by railway to the Gladstone Port. Yarrabee Coal Mine covers an area of 62.7 square kilometers. The construction of Yarrabee Coal Mine started in 1981 and commercial production commenced in 1982.

Through Yancoal Resources, Yancoal Australia wholly owns Yarrabee Coal Mine. Currently, the designed annual capacity of Yarrabee Coal Mine is approximately 3.2 million tonnes. Yarrabee Coal Mine mainly produces low volatility PCI coal. The thickness of the main coal seam of Yarrabee Coal Mine ranges from 3.2 to 4 meters. As of June 30, 2011, the mine’s JORC-compliant reserves were approximately 57.2 million tonnes. We utilize conventional truck shovel and open-pit mining methods to extract coal at Yarrabee Coal Mine.

Yarrabee Coal Mine has a coal preparation plant. The main pieces of equipment used in the coal preparation plant are heavy-medium cyclone machines and floating separation machines, which were generally manufactured in Australia. The operations at Yarrabee Coal Mine are powered by electricity from local power grids. We transport coal products from Yarrabee Coal Mine to Gladstone Port via railway.

Ashton Coal Mine

Ashton Coal Mine consists of an underground mine and an open-pit mine located in Hunter Valley, New South Wales, Australia and is accessible by railway to Newcastle Port. Ashton Coal Mine covers an area of approximately 19.2 square kilometers. The construction of the open-pit and underground mines of Ashton Coal Mine started in 2003 and commercial production commenced in 2004.

The designed annual capacity of Ashton Coal Mine is approximately 5.2 million tonnes of coal. Ashton Coal Mine mainly produces semi-soft coking coal. The thickness of the main coal seams of the open-pit mine and the underground mine of Ashton Coal Mine ranges from 2.1 to 2.3 meters and 1.7 to 2.4 meters, respectively. As of June 30, 2011, the mine’s JORC-compliant reserves were approximately 57.2 million tonnes. We principally use longwall operations to extract coal from the underground coal seam and use conventional truck shovel mining methods at the open-pit mine of Ashton Coal Mine.

The main pieces of equipment used in the coal preparation plant of Ashton Coal Mine are heavy-medium cyclone machines and floating separation machines, which were generally manufactured in Australia. The operations at Ashton Coal Mine are powered by electricity from local power grids. We transport coal products from Ashton Coal Mine to Newcastle Port via railway.

Moolarben Coal Mine

Moolarben Coal Mine consists of an open-pit mine and an underground development project and is located near Mudgee in central western New South Wales. It is connected by railway to Newcastle Port. Moolarben Coal Mine covers an area of 17.4 square kilometers. Construction of the open-pit mine commenced in 2009 with commercial production starting in mid-2010. The construction of the underground mine at Moolarben is expected to commence in early 2013 and commercial production is expected to commence in 2014.

Yancoal Australia holds 80% of the equity interest in Moolarben Coal Mine through its subsidiary, Moolarben Coal Mines Pty Limited. The designed annual capacity of Moolarben Coal Mine is approximately 17.0 million tonnes, of which the annual capacity of the underground mine is expected to be approximately 4.0 million tonnes and the annual capacity of the open-pit mine is approximately 13.0 million tonnes. Moolarben Coal Mine produces thermal coal. The average thickness of the main coal seam of the open-pit mine of Moolarben Coal Mine is 5.5 to 11.7 meters. As of June 30, 2011, the mine’s JORC-compliant reserves were approximately 315.0 million tonnes. We use conventional truck shovel mining methods in the open-pit mine and expect to use longwall machines to extract coal in the underground mine project.

Moolarben Coal Mine has a coal handling preparation plant with a capacity of approximately 1,800 TPH, and utilizes conventional equipment including medium-heavy cyclones and flotation cells which are primarily manufactured in Australia. The operations at Moolarben Coal Mine are powered by electricity from local power grids. We transport thermal coal products from Moolarben Coal Mine to Newcastle Port via railway.

Cameby Downs Coal Mine

Cameby Downs Coal Mine consists of an open-pit mine and is located near Chinchilla in Southwest Queensland. Cameby Downs Coal Mine covers an area of approximately 27.2 square kilometers. The construction of Cameby Downs Coal Mine commenced in 2009 and commercial production started in late 2010. Yancoal Australia owns 100% of Cameby Downs Coal Mine. Cameby Downs Mine produces thermal coal and the average thickness of Cameby Downs Coal Mine ranges from 1.0 to 3.5 meters. As of December 1, 2011, the mine’s JORC-compliant reserves were approximately 409.0 million tonnes.

The phase 1 stage of Cameby Downs Coal Mine has raw coal annual production capacity of 1.8 million tonnes and product capacity of approximately 1.4 million tonnes product coal. We intend to increase annual raw coal annual production capacity to approximately 16 million tonnes and annual commercial coal production capacity to approximately 11.4 million tonnes subject to positive feasibility studies and obtaining port allocation through the construction of the phase II at Cameby Downs Coal Mine in the future.

Cameby Downs Coal Mine has a coal handling preparation plant with an annual capacity of approximately 220 TPH, and utilizes medium-heavy cyclones and flotation cells which are primarily manufactured in Australia. The operations at Cameby Downs Coal Mine are powered by electricity from the local power grid. We transport coal products from Cameby Downs Coal Mine to Brisbane Port via railway.

Premier Coal Mine

Premier Coal Mine, located in Perth, is an open-pit coal mine covering an area of approximately 141.8 square kilometers. The construction of Premier Coal Mine began in 1996 and commercial production commenced in the same year. Yancoal Australia indirectly wholly owns Premier Coal Mine. The annual production capacity of Premier Coal Mine is approximately 5.0 million tonnes. Premier Coal Mine primarily produces low ash and low sulfur sub-bituminous coal. As of December 31, 2010, Premier Coal Mine had JORC-compliant reserves of approximately 141.0 million tonnes. We utilize conventional truck shovel open-pit mining methods to mine the coal from a number of seams at the mine. The coal mined at Premier Coal Mine is crushed and sold without washing.

The operations at Premier Coal Mine are powered by electricity from local power grids. As there are only two main coal mines in Western Australia, namely, Premier Coal Mine and Griffin Coal Mine, we entered into a long-term sales agreement with Verve Energy, a power generator owned by the Western Australian Government, to supply Verve Energy with up to five million tonnes of coal per year, making Verve Energy the largest customer of Premier Coal Mine. We transport coal products from Premier Coal Mine by conveyors to power stations and by railway to other domestic customers.

Mining and Exploration Rights

Nantun, Xinglongzhuang, Baodian, Dongtan and Jining II

According to the approvals from the State-owned Asset Supervision Department and the Coal Industry Supervision Department obtained at the establishment of the Company, and the Mining Agreement entered into between the Yankuang Group and us in 1997 and its supplemental agreement, we undertook to make ten annual payments of approximately RMB13.0 million to the Yankuang Group commencing in 1997, as compensation for the depletion of coal resources at the Nantun, Xinglongzhuang, Baodian, Dongtan and Jining II coal mines. We fulfilled this obligation in 2007 after we made the final installment payment and we are not obligated to make further payment under this arrangement.

In September 2006, the State Council approved the Implementation Plan for the Compensation System Reform Testing in relation to Deepening Coal Resources as jointly promulgated by the Finance Department, the MLR and the NDRC. According to the implementation plan, enterprises that obtain mining rights as a result of state-funded exploration must pay mining right fees based on the valuation of the remaining reserves. Shandong is subject to this mining right fee. As of the date of this annual report, there remains uncertainty on the detailed rules of the implementation plan regarding the use of mining rights in Shandong. Since 2008, in anticipation of Shandong’s implementation of detailed rules for resource compensation fees, we have made provisions of RMB5.0 per tonne of coal extracted to cover any resource compensation fees that may arise from the mining rights of the five foregoing coal mines. For the year ended December 31, 2011, our provisions for resource compensation fees for the five mines were approximately RMB139.8 million.

Jining III Coal Mine

Pursuant to the Jining III Coal Mine Acquisition Agreement dated August 4, 2000 that we entered into with the Yankuang Group, the consideration for the mining right of Jining III Coal Mine was approximately RMB132.5 million, which was to be paid to the Yankuang Group in ten equal interest-free annual installments commencing in 2001. We fully paid the consideration for the mining rights of Jining III Coal Mine in 2010.

Austar Coal Mine

We obtained an exploration license for Austar Coal Mine from the New South Wales Department of Primary Industries in 2005. Pursuant to the underlying Asset Sale Agreement, we paid A$32.0 million to the receivers of Gympie Gold for the mine after we obtained the exploration license to the new exploration site adjacent to the Austar Coal Mine in 2006.

Tianchi Coal Mine

We acquired Shanxi Nenghua for RMB748.3 million, of which RMB136.6 million was consideration for the mining rights of Tianchi Coal Mine.

Zhaolou Coal Mine

We purchased the mining rights of Zhaolou Coal Mine for a consideration of RMB747.3 million in 2008.

Anyuan Coal Mine

We acquired the entire equity interest in Anyuan Coal Mine for a consideration of approximately RMB143.5 million in November 2010. The fair market value of the mining rights for Anyuan Coal Mine was approximately RMB131.3 million as of October 31, 2010. As of the date of this annual report, we were in the process of obtaining of the approval, permit and registration of the acquisition of Anyuan Coal Mine, and have confirmed with the relevant mining authorities that our approval, permit and registration of Anyuan Coal Mine is pending regulatory review. Despite the outstanding approvals and lack of mining license, we have received confirmation from the relevant mining authorities to continue our coal mining operations at Anyuan CoalMine. Until we receive such approvals, we are prohibited from transferring or disposing of this mine. As of the date of this annual report, we are not aware of any pending administrative action, fines or penalties for the continued operation of Anyuan Coal Mine.

Wenyu Coal Mine

In July 2011, Ordos Neng Hua acquired 80% of the equity interest in Inner Mongolia Xintai, which operates Wenyu Coal Mine, for a consideration of RMB2,801.6 million.

Zhuanlongwan Coalfield

Ordos Neng Hua won the bid for the mining rights of Zhuanlongwan coalfield of Dongsheng Coal Field in Inner Mongolia for a consideration of RMB7,800 million on January 28, 2011. Ordos Neng Hua paid the first installment of RMB3,120 million (representing 40% of the total consideration) on February 25, 2011. Ordos Neng Hua is obligated to pay the second installment of RMB2,340 million (representing 30% of the total consideration) by November 30, 2011 and the third installment of RMB2,340 million (representing 30% of the total consideration) by November 30, 2012. As of the date of this annual report, we are in the process of obtaining the mining rights for Zhuanlongwan Project. We expect to obtain the mining rights by 2013.

Coal Mines Owned by Yancoal Resources

We acquired the entire equity interest in Felix, a wholly owned subsidiary of Yancoal Australia, for A$3,333 million in 2009. The fair market value of our attributable reserves and attributable resources was A$2,845.2 million as of December 23, 2009. The acquisition included all mining rights to the coal mines owned by Felix (now Yancoal Resources), environment protection licenses, exploration licenses and mining leases.

Yancoal Resources sold 51% of the equity interest in Minerva Coal Joint Venture to Sojitz Coal Resources Pty Ltd, an independent third party on December 30, 2010. The value of the equity interest sold by Yancoal Resources was estimated to be between approximately A$188.0 million to A$201.0 million according to an evaluation report issued by an independent evaluator dated September 9, 2010.

In May 2010, through Yancoal Resources, Yancoal Australia acquired 30% of the equity interest in the Ashton Coal Mine Joint Venture originally held by Austral-Asia Coal Holdings Pty Ltd., a wholly owned subsidiary of Singapore IMC Group, for a consideration of US$250 million. According to an evaluation report issued by an independent evaluator dated January 20, 2012, 30% of the equity interest Ashton Coal Mine Joint Venture was valued at approximately A$230.0 million. Upon completion of this acquisition, our equity interest in the Ashton Coal Mine Joint Venture increased from 60% to 90%. The remaining 10% interest is held by ICRA Ashton Pty Ltd., a wholly owned subsidiary of Itochu Coal Resources Australia Pty Ltd.

Cameby Downs Coal Mine

We acquired Cameby Downs Coal Mine and Syntech’s exploration tenements through the acquisition of the entire equity interest in Syntech Resources Pty Ltd. and Syntech Holdings II Pty Ltd., for a consideration of A$201.6 million on August 1, 2011. In addition to the Cameby Downs Coal Mine, Syntech Resources Pty Ltd. and Syntech Holdings II Pty Ltd. also have five exploration tenements that might be potentially developed. According to an evaluation report issued by an independent evaluator dated February 14, 2012, the fair market value of the reserves, resources and mining rights of the five exploration tenements was A$65.8 million as of August 1, 2011. Currently, the Syntech project is the phase I of Cameby Downs Coal Mine operation.

Premier Coal Mine and Wilga Exploration Area

We acquired the Premier Coal Mine and the Wilga Exploration Area through the acquisition of Premier Coal Limited (then called Wesfarmers Premier Coal Limited) and Premier Char Ltd. (then called Wesfarmers Char Pty Ltd.), for a consideration of A$313.5 million in September 2011. The fair market value of the reserves, resources and mining rights of the coal mines owned by Premier Coal Limited was A$49.9 million as of December 31, 2011 according to an evaluation report issued by an independent evaluator.

Potash Mineral Exploration Permits in Canada

We acquired 11 potash mineral exploration permits from Devonian Potash Inc. and eight potash mineral exploration permits from North Atlantic Potash Inc. for a total consideration of US$260 million in September 2011. The 19 potash mineral exploration permits cover an aggregate area of approximately 5,363.84 square kilometers in Saskatchewan, Canada. According to the preliminary exploration report, we expect that the permitted area may have abundant potash resources. We intend to conduct further in-depth exploration work to produce formal estimates of potash resources in compliance with internationally recognized reporting standards.

Railway Assets

We own and operate a railway transportation network that connects our coal mines in Shandong to the national railway system and Zouxian Power Plant in Jining City of Shandong. As of the date of this annual report, our railway network spans a total length of approximately 204 kilometers. Our railway network provides us with a substantial control over a major means of transportation for our key product, allowing us to benefit from the synergies from coal production, sales and transportation.

Methanol and Cogeneration Power Plants

Yulin Nenghua. Yulin Nenghua, located in Yunlin City of Shanxi, operates a 600,000-tonne methanol plant and a supporting power plant. The primary pieces of equipment at the methanol plant include boilers, steam turbines, air compressors and booster set, GEA air-cooler exchangers, gasifiers and gasification compressors, synthetic compressors, a methanol synthetic gas-cooled reactor, a methanol synthetic water-cooled reactor and propylene refrigeration compressors. Yulin Nenghua also operates a supporting power plant with an installed capacity of 60 MW for its methanol production.

Tianhao Chemicals. Tianhao Chemicals, located in Xiaoyi City of Shanxi, operates a 100,000-tonne methanol plant and a supporting power plant. The primary pieces of equipment at the methanol plant include low pressure wet type spiral gas cabinets, coke oven gas compressors, reformers and converters. Tianhao Chemicals also operates a supporting power plant with an installed capacity of 24 MW for its methanol production.

Hua Ju Energy. Hua Ju Energy is headquartered in Zoucheng City, Shandong. Hua Ju Energy owns and operates six cogeneration power plants, each of which is able to supply electric power and heat to our coal mines in its proximity. The power plants consist of the Nantun power plant, Xinglongzhuang power plant, Baodian power plant, Dongtan power plant, Jining II power plant and Jidongxincun power plant. The aggregate installed capacity of these six power plants is 144 MW and the annual power generation capacity and heat supply capacity are 1.0 to 1.1 billion KWh and 1.0 to 1.2 million steam tonnes, respectively. The main pieces of equipment used at Hua Ju Energy include energy conversion CFB boilers and extraction and condensing steam turbines.

Zhaolou Coal Mine Power Plants. Zhaolou Coal Mine power plants are intended to be integrated power plants for Zhaolou Coal Mine, located in Heze City of Shandong. The power plants are being constructed in two phases with designed capacity of 300 MW for each phase. We commenced construction of phase I of the power plants which utilize a power generator of 300 MW and a circulating fluidized-bed boiler with capacity of 1,025 tonnes per hour in March 2010. The main pieces of equipment used at Zhaolou Coal Mine power plants include extraction and condensing steam turbines, water hydrogen generators and CFB boilers.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

There are no unresolved staff comments from the Securities and Exchange Commission.

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

Overview

Coal Business

We are one of the primary coal producers in China with rapidly growing coal mining operations in China and Australia. We primarily engage in the mining, washing, processing and distribution of coal through railway transportation. We offer a wide variety of coal products including thermal coal, semi-hard coking coal, semi-soft coking coal, PCI coal and mixed coal products which are sold to power plants, metallurgical mills, chemical manufacturers, construction material manufacturers and fuel trading companies in China and multiple other countries, including Japan and South Korea. Since 2004, we have expanded our operations to include the production of coal chemicals, the generation of electricity and heat and the potash exploration business.

In 2011, we produced approximately 55.7 million tonnes of raw coal and sold approximately 64.3 million tonnes of coal, which included approximately 13.3 million tonnes of coal that was purchased externally from third parties for trading. In 2009, 2010 and 2011 our sales income of coal was approximately RMB19,947.8 million, RMB32,590.9 million and RMB45,181.2 million, respectively, which represented approximately 96.5%, 96.0%, and 96.0%, respectively, of our total sales income. Domestic sales income of coal accounted for 94.9%, 83.9% and 80.7% and overseas sales income of coal accounted for 5.1%, 16.1% and 19.3% of our total sales income of coal during 2009, 2010 and 2011, respectively.

Our invoiced amount of coal sold includes returns, discounts, sales-related taxes, port fees and other fees and, in certain cases, transportation costs payable by customers. Gross sales, or sales income as used elsewhere in this annual report, of coal equals the invoiced amount of coal sold less returns and discounts. Sales taxes and other fees consist primarily of business tax paid at 5% of our revenue and city construction tax and education surcharge calculated at 7% and 3%, respectively, on the total amount of our VAT payable and business tax payable. We also pay a local resource tax based on the aggregate volume of raw coal sold and consumed at the rate of RMB3.20 per tonne in the Inner Mongolia Autonomous Region, RMB3.60 per tonne in Shandong Province and RMB3.20 per tonne in Shanxi Province to the local tax bureau. Effective July 1, 2012, our coal in Australia will be taxed under the recently-enacted Australian MRRT. The MRRT is a profits-based tax that will be charged at an effective rate of 22.5%on the excess of annual mining revenue over annual mining expenditures with respect to coal and iron ore projects, less certain allowances.

Railway Transportation Business

We own a railway network spanning over 200 kilometers, which we use primarily to transport coal, as well as other goods upon the request of our railway transportation customers. To facilitate our production and sales of coal, we provide railway transportation services to our coal customers and the Yankuang Group. The annual transport volume on our railway network has remained steady in recent years. In 2011, we transported a total of approximately 18.1 million tonnes of goods on our railway network, compared to approximately 19.7 million tonnes in 2010 and approximately 19.9 million tonnes in 2009.

We derive income from our railway transportation services through the delivery of (i) coal purchased from us on an ex-mine basis, an arrangement where customers separately bear the cost of transporting the coal they purchase to a designated location, and (ii) goods other than coal that we deliver on behalf of customers who engage us exclusively for our railway transportation services. In 2011, income from our railway transportation services totaled approximately RMB476.9 million.

Coal Chemical Business

Our coal chemical operations consist primarily of the production and sale of methanol. We currently have two subsidiaries engaged in methanol operations: Yulin Nenghua and Shanxi Nenghua. Yulin Nenghua’s methanol plant, which has a production capacity of 600,000 tonnes per annum, commenced commercial operations in August 2009. In 2010, Yulin Nenghua produced 311,000 tonnes and sold 319,000 tonnes of methanol (including inventory from the prior year), generating sales income of approximately RMB523.5 million. In 2011, Yulin Nenghua and Shanxi Nenghua (through its wholly owned subsidiary Tianhao Chemicals) produced a total of approximately 532,000 tonnes and sold 529,000 tonnes of methanol, generating sales income of approximately RMB1,059.3 million. In addition, Ordos Neng Hua is constructing a 600,000-tonne methanol project in Ordos City in the Inner Mongolia Autonomous Region which will have a production capacity of 600,000 tonnes per annum.

Electric Power Business

We own and operate eight power plants, with total net installed capacity of 218 MW, which generate electric power primarily for internal use and, to a lesser extent, external sales. The cogeneration power plants operated by Hua Ju Energy are able to generate both electric power and heat. In 2011, we generated a total of approximately 1,367.1 million kWh of electricity and sold approximately 932.7 million kWh of electricity, generating approximately RMB328.0 million in revenue.

Heat Supply Business

In 2011, we produced approximately 1.3 million steam tonnes of heat and sold approximately 170,000 steam tonnes of heat, generating sales revenue of approximately RMB20.5 million.

Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by a number of factors, many of which are beyond our control, including those set forth below:

Conditions and regulations affecting the coal mining industry

Our coal mining operations in the PRC are subject to various PRC laws and regulations, including developmental, environmental and health and safety laws and regulations, and various national and local policies. For example, as part of its plans to modernize the coal mining industry, the PRC government has implemented various industry-wide measures such as the Twelfth Five-Year Plan which, among other things, encourages the consolidation of the PRC coal mining industry. While these measures could facilitate our acquisition activities and the overall growth of our business and operations, industry consolidation could result in larger coal mining enterprises that compete against us. In addition, certain industry-wide measures to improve the operating efficiency and safety of the coal mining industry, as well as regulatory efforts to enhance the mechanization rate of the industry, could result in increased operational costs. As such, PRC government policies affecting the coal mining industry have had, and will continue to have, a material effect on our business and results of operations.

Our mining operations in Australia are regulated by Australian federal and state governments with respect to environmental issues such as water quality, air quality, dust impact, noise impact, planning issues (such as approvals to expand existing mines, develop new mines or change mining methods), and health and safety issues. Future changes to, and our continuing compliance with, these regulations may have a material effect on our business and results of operations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry – Our coal operations are extensively regulated by the PRC and Australian government, and government regulations may limit our activities and adversely affect our business, results of operations and financial condition.” As our Canadian potash operations develop, we will be subject to the relevant developmental, environmental and health and safety laws of Canada.

In addition, the availability and prices of alternative energy sources to coal, as well as international shipping costs, also affect coal demand. In particular, developments in the international coal market may affect our overseas sales, which we expect to increase following the expansion of our Australian operations.

Demand for coal

Given the nature of our operations, the demand for coal will continue to have a significant effect on our results of operations. Global coal demand correlates strongly with the global economy and, as such, any downturn or prolonged depression of economic activity may have an adverse effect on demand for coal. Coal demand is also affected by a variety of factors beyond our control, including:

•	the global economy and the performance of coal-consuming industries, including the power generation, chemical, metallurgy and construction materials industries;

•	the availability and prices of alternative energy sources to coal;

•	international shipping costs;

•	coal production and coal mining activity in the PRC and overseas;

•	expected cost of developing new reserves;

•	cost of conducting coal mining operations;

•	competitive factors and market development; and

•	related economic, political, macroeconomic and regulatory developments.

Our coal customers are primarily power plants, metallurgical mills, chemical manufacturers, construction material manufacturers and fuel trading companies. Growth in the domestic economy is expected to drive growth of these types of major coal consumption industries, which in turn is expected to increase domestic coal demand. The demand for coal in the global market may be affected by events such as flooding in Australia, which has from time to time caused a decrease in the supply of Australian coal, while coal demand from the PRC and India remains steady or has continued to increase. Changes in demand and our ability to meet such demand with our coal products will affect our revenues and future growth. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry – Our business, results of operations and financial condition depend on volatile domestic and international coal markets.”

Acquisition and expansion

Our business expansion plans are primarily dependent on successfully acquiring companies that can grow or diversify our existing operations. Recently, our acquisitions have included equity interests in coal mines in Australia and potash mineral exploration permits in Canada. In line with industry trends, we also plan to continue exploring opportunities to acquire and integrate small-scale coal mines in the PRC and Australia. Our coal reserves, future production capacity and, consequently, our revenues and results of operations, will depend on the success of acquired mining operations. Our business and results of operations could be affected if we are unable to successfully integrate our acquisitions or achieve anticipated additional revenue and earnings. In addition, the costs related to any future acquisitions may have a material effect on our results of operations. Our international expansion also exposes us to markets in which sales terms, cost structure and expenses may be different from those that apply in China. For example, because we sell much of the coal from our Australian operations in export markets, coal transportation costs for this geographic segment are significantly higher than those for our China coal sales. Accordingly, this cost item will rise as the scale of our Australian sales increases.

Exchange rate fluctuations

Assets, liabilities and the fair value of financial instruments and balances that we incur, create or acquire in the process of our international operations and which are denominated in currencies other than RMB, or in currencies other than the functional currencies of the relevant business units, may fluctuate substantially depending on changes in currency exchange rates. For example, we recorded large exchange gains as a result of the reduction in the fair value of U.S. dollar obligations incurred for the acquisition of Felix arising from the depreciation of the U.S. dollar against the Australian dollar during the period 2009 to 2010. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry – Our business, results of operations and financial condition depend in part on our ability to continue acquiring or developing suitable coal reserves” and “Item 11. Quantitative and Qualitative Disclosures of Market Risk – Foreign Currency Exchange Rate Risk.”

Product mix

Our products, which include thermal coal, semi-hard coking coal, semi-soft coking coal, PCI coal and 1/3 coking coal, generally have different prices and gross margins. For example, our No. 1 clean coal has historically had a higher gross margin than our other products and, as such, an increased proportion of sales income generated from No. 1 clean coal would result in higher gross profits. Conversely, if the sales volume of lower gross margin coal products, such as thermal coal, increased in comparison to higher margin coal products, then we would have lower gross profits despite an increase in sales volume. In addition, the future launch of new products will also affect our product mix and, consequently, our revenues, gross margins and results of operations.

Production capacity

Our results of operations and future growth prospects are affected by our coal production capacity. We plan to increase production capacity as we expand our market share and global presence. Our production capacity may be affected by PRC government policies such as the Twelfth Five-Year Plan and other relevant regulations, which control overall national coal production capacity and production volume. Our production capacity and volume will also depend on our ability to obtain necessary capital and required approvals and permits, as well as production capacity, customer demand and general economic factors. We will continue to focus on increasing our production capacity by developing our existing projects, including expansion of Moolarben Coal Mine in Australia and Zhuanlongwan Project, Shilawusu Project and Yingpanhao Project in the PRC. We will also continue increasing our production capacity through domestic and international acquisitions. Subject to market supply and demand conditions, we expect to increase our sales from the output of our development projects and acquired mines. Increasing our production capacity also increases costs, expenses and capital expenditures.

Coal prices

The selling prices of our coal products are influenced by price fluctuations in the PRC domestic market and the global market. Due to strong demand and economic growth, the PRC continues to be short of domestic coal supply. As a result of growing demand for coal to fuel industrialization and urbanization and steady production cost increase due to higher royalties and environmental and social related costs, coal prices are expected to continue to increase. However, coal prices are also affected by a variety of factors beyond our control, including: the supply and demand for thermal coal in the PRC and the global market, the coal characteristics and quality, the availability of coal transportation and capacity and means and cost of transportation, the adoption of temporary measures to limit increases in coal prices, and government policy regarding coal-consuming industry. Changes to any of these factors may lead to changes in coal prices, which will affect our business and results of operations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry— Our business, results of operations and financial condition depend on volatile domestic and international coal markets.”

Cost of sales

Our results of operations are affected by our cost of sales, which mainly comprises wages and employee benefits, purchases of coal from third parties for trading purposes, materials, land subsidence, restoration, rehabilitation and environmental costs, depreciation and amortization expenses and business tax and surcharges associated with our coal business and railway transportation business. Key factors impacting these costs include variations in production volume, the cost of power, fuel and labor, the application of advanced mining technologies, changes in railway fees and port fees, and contractual terms of our coal products.

Transportation volume and cost

We primarily use railways and highways to transport coal and, to a lesser extent, we also ship our coal on domestic and international shipping lanes. We primarily rely on the national railway system and state railway system in the PRC and Australia, respectively, to transport our coal. In addition, we also utilize our private railway network to transport coal, as well as other goods upon the request of our railway transportation customers. We also transport coal on the national railway system to ports, from which we ship coal to our customers. Railway, waterway and roadway transportation costs are charged by carriers who deliver our coal products to our customers. Our revenue and results of operation may be affected by fluctuations in the transportation volume and capacity of national and state railway systems and of our own railway assets, as well as fluctuations in the costs associated with transporting coal to our customers.

Coal resources and reserves

Coal resources and reserves data is a key element in our decision-making process. Resources refers to the concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Coal reserves are estimated using a deterministic method, in which a single best estimate is made based on known geological, engineering and economic data, or a probabilistic method, in which known geological, engineering and economic data are used to generate a range of estimates and their associated probabilities. All coal reserves data are estimates, which are revised when additional information becomes available (for example, when additional coal mines commence operations or when actual coal production or extraction commences). If the amount or quality of coal mined differs from the reserve estimates, we may have to further process or wash the coal mined in order to produce coal of a saleable quality. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry— The coal reserve data in this annual report are only estimates, which may differ materially from actual reserve amounts.”

Results of Operations

The following table sets forth our income statement and the percentage of each line item to our total revenue for the periods indicated:

	2009		2010		2011
	RMB (in millions)%		RMB (in millions)%		RMB (in millions)%
Total revenue	20,677.1	100.0	33,944.3	100.0	47,065.8	100.0
Gross sales of coal	19,947.7	96.5	32,590.9	96.0	45,181.2	96.0
Railway transportation service income	266	1.3	513.3	1.5	476.9	1.0
Gross sales of electric power	187.5	0.9	185.6	0.5	328.0	0.7
Gross sales of methanol	258.9	1.3	629.3	1.9	1,059.3	2.3
Gross sale of heat supply	15.6	0.0	25.2	0.1	20.5	0.0
Transportation costs of coal	(403.3)	(2.0)	(1,160.5)	(3.4)	(1,248.3)	(2.6)
Cost of sales and service provided(1)	(10,590.0)	(51.2)	(16,801.3)	(49.5)	(25,725.3)	(54.7)
Cost of electric power	(190.8)	(0.9)	(195.5)	(0.6)	(362.5)	(0.8)
Cost of methanol	(352.9)	(1.7)	(716.8)	(2.1)	(930.2)	(2.0)
Cost of heat supply	(9.7)	0.0	(12)	0.0	(13.8)	0.0

Gross profit	9,130.4	44.2	15,057.6	44.4	18,785.8	39.9
Selling, general and administrative expenses	(3,820.3)	(18.5)	(5,093.9)	(15.0)	(6,570.2)	(13.9)
Share of income (loss) of an associate	109.8	0.5	8.9	0.0	68.9	0.1
Other income	311.0	1.5	3,108.0	9.2	1,075.8	2.3
Interest expense	(45.1)	(0.2)	(603.3)	(1.8)	(839.3)	(1.8)

Profit before income taxes	5,685.8	27.5	12,477.3	36.8	12,521.0	26.6
Income taxes	(1,553.3)	(7.5)	(3,171.0)	(9.3)	(3,545.4)	(7.5)

Profit for the year	4,312.5	20.0	9,306.3	27.4	8,975.6	19.1

Attributable to:
Equity holders of the Company	4,117.3	19.9	9,281.4	27.3	8,928.1	19.0
Noncontrolling interests	15.2	0.1	24.9	0.1	47.5	0.1

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

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

Total revenue

Our total revenue increased RMB13,121.5 million, or 38.7%, from approximately RMB33,944.3 million in 2010 to approximately RMB47,065.8 million in 2011. Our gross sales of coal, which accounted for 96.0% of our total revenue in 2011, increased RMB12,590.3 million, or 38.6%, to approximately RMB45,181.2 million in 2011. The increase in gross sales of coal was primarily due to changes in our product mix, increased domestic and global demand and an increase in our average selling price. In 2011, our average selling price of coal products increased approximately RMB44.2 per tonne to RMB707.7 per tonne, a 6.7% increase from 2010. Our sales volume of coal products increased 29.5% from approximately 49.6 million tonnes in 2010 to 64.3 million tonnes in 2011.

In 2011, the transportation volume of our railway assets was approximately 18.1 million tonnes, representing a decrease of approximately 1.7 million tonnes, or 8%, from2010, primarily due to lower demand by customers for goods to be transported on our railways. Accordingly, our railway transportation services income (income from transported volume settled on the basis of ex-mine prices and special purpose railway transportation fees borne by customers) was approximately RMB476.9 million in 2011, a decrease of RMB36.4 million, or 7.1%, from 2010.

We generated gross sales of methanol of approximately RMB1,059.3 million in 2011, an increase of approximately RMB430.0 million, or 68.3%, from RMB629.3 million in 2010. The increase in gross sales of methanol was mainly attributable to an increase in sales volumes of methanol.

In 2011, our gross sales of electric power amounted to approximately RMB328.0 million, representing an increase of approximately RMB142.4 million, or 76.8%, from 2010. Our gross sales of heat supply decreased approximately RMB4.8 million, or 18.9%, from RMB25.2 million in 2010 to approximately RMB20.5 million in 2011, due primarily to increased consumption of heat supply by our own coal mines.

Transportation costs of coal

Transportation costs of coal primarily consist of railway, waterway and roadway transportation costs charged by carriers that deliver our coal products to our customers. Our coal transportation costs increased by RMB87.8 million, or 7.6%, from approximately RMB1,160.5 million in 2010, to approximately RMB1,248.3 million in 2011, which included transportation costs for our coal sold in the PRC of approximately RMB311.7 million and for coal sold outside the PRC of approximately RMB936.6 million. This increase was primarily due to our acquisition of Felix and the related increase in sales volumes.

Cost of sales and services provided

Our cost of sales and railway transportation services consists of the costs of our coal business and railway transportation business, which primarily consist of wages and employee benefits, purchases of coal from third parties for trading purposes, materials, land subsidence, restoration, rehabilitation and environmental costs, depreciation and amortization expenses and business tax and surcharges. Our total cost of sales and services provided increased by RMB8,924.0 million, or 53.1%, from RMB16,801.3 million in 2010 to approximately RMB25,725.3 million in 2011, primarily due to increased sales volumes of coal. The increased sales volumes resulted in an increase of RMB5,593.3 million in purchases of coal from third parties for trading purposes, an increase of RMB1,151.1million in wages and employee benefits and an increase of RMB523.5million in costs for materials. The increase was also due to a RMB366.9 million increase in annual fees and amortization of mining rights, an increase of RMB297.3 million increase in electricity costs and an RMB808.8 million in other costs of sales and services.

Cost of electric power

Our cost of electric power operations primarily consists of raw material and labor costs incurred to generate electric power. Our cost of electric power increased by RMB166.9 million from approximately RMB195.5 million in 2010, to approximately RMB362.5 million in 2011, primarily due to an increase in electric power sold, as Hua Ju Energy sold the excess power it generated. Hua Ju Energy sold approximately 895.5 million kWh of electric power in 2011 compared to 468.6 million kWh of electric power in 2010.

Cost of methanol

Our cost of methanol primarily consists of raw materials, labor costs, depreciation and other manufacturing overhead. Our production costs increased from approximately RMB716.8 million in 2010 to approximately RMB930.2 million in 2011, primarily due to an increase in the volume of methanol sold from approximately 376,000 tonnes in 2010 to 529,000 tonnes in 2011 reflecting increased customer demand.

Cost of heat supply

Our cost of heat supply primarily consists of raw materials and labor in our heat supply business. Our cost of heat supply increased by RMB1.3 million, from approximately RMB12.5 million in 2010 to approximately RMB13.8 million in 2011, primarily due to increases in coal prices and wages, as well as a slight increase in production volumes from 1.27 million steam tonnes to 1.28 million steam tonnes.

Selling, general and administrative expenses

Our selling, general and administrative expenses increased by RMB1,476.3 million, or 29.0%, from approximately RMB5,093.9 million in 2010 to approximately RMB6,570.2 million in 2011. Our selling, general and administrative expenses increased primarily due to increased selling, general and administrative expenses for Yancoal Australia primarily reflecting increased sales volumes. The increase was also due to increased selling, general and administrative expenses for Ordos Neng Hua, primarily reflecting increased sales volumes and expanded operations. In addition, the increase also reflected a RMB184.4 million increase in impairment loss on Tianhao Chemicals’ property, plant and equipment.

Share of income of associates

Our share of income from associates, increased by RMB60.1 million, or 677.2%, from RMB8.9 million in 2010 to approximately RMB68.9 million in 2011, primarily due to increases in investment income of RMB19.0 million and RMB41.0 million from Huadian Zouxian Power Generation Company Limited (“Huadian Zouxian”) and Yankuang Finance, respectively.

Other income

Our other income decreased by RMB2,032.3 million, or 65.4%, from approximately RMB3,108.1 million in 2010 to approximately RMB1,075.8 million in 2011, primarily due to a decrease in foreign exchange gains of RMB2,146.9 million. The decrease in foreign exchange gains was due primarily to Yancoal Australia’s decrease in foreign exchange gains from RMB2,688.2 million in 2010 to RMB504.4 million in 2011 relating to its foreign exchange hedging contracts to manage foreign currency risk arising from its expected revenue in foreign currencies. The decrease was partially offset by an increase of RMB170.5 million in interest income, due primarily to an increase in bank deposits as compared to the prior year.

Interest expenses

Our interest expenses increased by RMB236.0 million, from approximately RMB603.3 million in 2010 to approximately RMB839.3 million in 2011, primarily due to an increase in our bank borrowings and financing costs in connection with the acquisition of mining rights of Zhuanlongwan Project.

Profit before income tax

As a result of the foregoing, our profit before income taxes increased by approximately RMB43.7 million, or 0.4%, from approximately RMB12,477.3 million in 2010 to approximately RMB12,521.0 million in 2011.

Income tax expenses

Our income tax expenses increased by RMB374.3 million, or 11.8%, from approximately RMB3,171.0 million in 2010, to approximately RMB3,545.4 million in 2011, primarily due to an increase in our taxable income.

Profit for the year

As a result, our profit for the year decreased by RMB330.7 million, or 3.6%, from approximately RMB9,306.3 million in 2010 to approximately RMB8,975.6 million in 2011. The profit attributable to equity holders of the Company decreased by RMB353.3 million, or 3.8%, from approximately RMB9,281.4 million in 2010 to approximately RMB8,928.1 million in 2011.

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

Total revenue

Our total revenue in 2010 increased RMB13,267.2 million, or 64.2%, to approximately RMB33,944.3 million. Our gross sales of coal, which accounted for 96.0% of our total revenue in 2010, increased RMB12,643.2 million, or 63.4%, to approximately RMB32,590.9 million in 2010. The increase in gross sales of coal was primarily due to the increase in the average selling price and the sales volume of our coal products driven by rapidly growing market demand in 2010. In 2010, our average selling price of coal products increased approximately RMB134.3 per tonne to RMB663.5 per tonne, representing a 25.4% increase from 2009. Our sales volume of coal products increased 30.5% from approximately 38.0 million tonnes in 2009 to 49.6 million tonnes in 2010. The increase in coal sales volume was attributable principally to our acquisition of Yancoal Resources in 2009. For the year 2010, Felix’s sales volume of coal products was approximately 6.9 million tonnes, accounting for 13.9% of our total coal sales.

In 2010, the transportation volume of our railway assets was approximately 19.7 million tonnes, representing a decrease of approximately 0.2 million tonnes, or 0.8%, from 2009, primarily caused by the decrease in our internal transportation volume where we bear the transportation costs by ourselves, and partly offset by an approximate 0.98 million tonnes increase in the volume of goods for which our customers bear the transportation fees, or external transportation volume. Our railway transportation services income (income from transported volume settled on the basis of ex-mine prices and special purpose railway transportation fees borne by customers) was approximately RMB513.3 million in 2010, representing an increase of RMB246.0 million, or 92.0%, from that in 2009, primarily due to an increase in the standard transportation fee from RMB0.32 per tonne kilometer to RMB0.57 per tonne kilometer, which became effective from January 1, 2010. The increase in the railway transportation services income was also partly attributable to an increase of 0.98 million tonnes, or 5.7%, in 2010 in the volume of goods for which our customers bear the transportation fees.

We increased production in our coal chemical operations and generated gross sales of methanol of approximately RMB629.3 million in 2010, representing an increase of approximately RMB370.4 million, or 143.1%, from RMB258.9 million in 2009. The increase in gross sales of methanol was mainly attributable to the increased production at Yulin Nenghua’s methanol plant, which completed its first full year of operations in 2010 and produced approximately 311,000 tonnes in 2010 compared to 190,000 tonnes in 2009.

In 2010, our gross sales of electric power amounted to approximately RMB185.5 million, representing a slight decrease of approximately RMB2.0 million, or 1.1%, from 2009. Our gross sales of heat supply increased to approximately RMB25.2 million, representing an increase of approximately RMB9.6 million, or 61.3%, from 2009, mainly attributable to a slight increase in electric power sales volume to 526.6 million kWh of electricity in 2010 from 562.2 million kWh of electricity in 2009.

Transportation costs of coal

Our coal transportation costs increased by RMB757.2 million, or 187.8%, from approximately RMB403.3 million in 2009 to approximately RMB1,160.5 million in 2010. Coal transportation costs in 2010 included transportation costs for our coal sold in the PRC of approximately RMB316.5 million and for coal sold outside the PRC of approximately RMB844.0 million. In particular, transportation costs for coal sold outside the PRC increased by RMB745.8 million in 2010. The increase was partly due to our acquisition of Felix because coal from our Australian operations is primarily exported to overseas markets, and partly due to an increase in export sales volumes, which involved the incurrence of port fees and railways costs to deliver coal to ports. As our operations increase in Australia, we expect the transportation costs incurred by our coal business to continue to increase.

Cost of sales and services provided

In 2010, our total cost of sales and services provided increased RMB6,211.3 million, or 58.7%, to approximately RMB16,801.3 million, primarily due to a RMB2,878.1 million increase in the cost of traded coal, as a result of the increases in the volumes and prices of coal we purchased from third parties for trading purposes. The increase was also partly attributable to a higher cost of sales for coal from the Zhaolou Coal Mine, which had been in operation for less than a full year and had not yet reached designed production capacity. Cost of sales and services provided also increased due to a RMB1,413.4 million increase in wages and employee benefits in line with the increase in our employee headcount, and partly offset by a RMB192.8 million decrease in land subsidence, restoration, rehabilitation and environmental costs.

Cost of electric power

Our cost of electric power increased by RMB4.7 million to approximately RMB195.5 million in 2010, from approximately RMB190.8 million in 2009, primarily due to increases in coal prices and wages.

Cost of methanol

Our production costs increased significantly from approximately RMB352.9 million in 2009 to approximately RMB716.8 million in 2010, primarily due to the increased production at Yulin Nenghua’s methanol plant, which completed its first full year of operations in 2010.

Cost of heat supply

Our cost of heat supply increased by RMB2.8 million, from approximately RMB9.7 million in 2009 to approximately RMB12.5 million in 2010, primarily due to the significant growth in Hua Ju Energy’s production volume of 50,000 steam tonnes to approximately 1.2 million steam tonnes.

Selling, general and administrative expenses

Our selling, general and administrative expenses were approximately RMB5,093.9 million in 2010, representing an increase of RMB1,273.7 million, or 33.3%, from approximately RMB3,820.2 million in 2009. Our selling, general and administrative expenses increased primarily due to a RMB687.3 million increase in distribution charges, mainly caused by the increase of our operations in Australia after the acquisition of Felix. Such distribution charges relate primarily to transportation costs from the mines to the ports for export,which are borne. We expect to incur similar types and amounts of distribution charges as we continue our operations in Australia. The increase in our selling, general and administrative expenses was also attributable to the increase in depreciation, repair and maintenance expenses and utilities relating to administrative buildings.

Share of income of associates

Our share of income from our investment in Huadian Zouxian and Yankuang Finance was approximately RMB8.9 million in 2010, compared to RMB109.8 million in 2009. This decrease was primarily a result of the decreased income of Huadian Zouxian due to increased thermal coal prices in 2010.

Other income

Our other income increased significantly by RMB2,797.1 million from RMB311.0 million in 2009 to RMB3,108.1 million in 2010. Our increase in other income in 2010 was primarily attributable to an exchange gain of RMB2,688.2 million recorded by Yancoal Australia, mainly resulting from the reduction in the fair value of U.S. dollar obligations in the principal amount of US$3,040 million incurred for the acquisition of Felix arising from the appreciation of the Australian dollar against the U.S. dollar from an exchange rate of 0.8985 as of December 31, 2009 to 1.0163 as of December 31, 2010. We also recorded earnings of RMB117.9 million from the disposal of our equity interest in the Minerva coal mine by Yancoal Australia.

Interest expenses

Our interest expenses increased significantly by RMB558.2 million, from approximately RMB45.1 million in 2009 to approximately RMB603.3 million in 2010. This increase was primarily due to an increase in interest expenses on bank borrowings wholly repayable within five years from approximately RMB18.8 million in 2009 to approximately RMB594.6 million in 2010, mainly attributable to an increase of approximately RMB575.2 million of interest expense in relation to the bank loans of Yancoal Australia incurred in relation to the acquisition of Felix in late 2009. The increase in interest expenses was partially offset by a decrease of approximately RMB11.0 million in the bills receivable discounted without recourse in 2010.

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

Segment Information

The following table sets forth a breakdown of our total consolidated gross revenues for each of the years indicated and the percentage contribution of each segment to our total gross revenues:

	2009		2010		2011
	RMB	%	RMB	%	RMB	%
	(in millions, except for percentages)
Mining revenue	20,116.9	97.3	32,930.3	97.0	45,468.5	96.6
Coal railway transportation revenue	328.9	1.6	549.3	1.6	528.6	1.1
Methanol, electricity and heat supply revenue	937.0	4.5	1,295.3	3.8	1,664.1	3.5
Unallocated and eliminations	(705.6)	(3.4)	(830.7)	(2.4)	(595.3)	(1.3)

Gross revenue	20,677.1	100.0	33,944.3	100.0	47,065.8	100.0

We are mainly engaged in the mining, washing, processing and railway distribution of coal. For the year ended December 31, 2011, our total revenue was mainly from coal sales in the PRC.

B.	Liquidity and Capital Resources

Our principal sources of liquidity in 2011 were bank borrowings and the cash generated from our operating activities. In 2011, we primarily utilized cash to pay our operating expenses, purchase of property, machinery and equipment, finance acquisitions and pay dividends to Shareholders.

Our primary sources of cash in 2009, 2010 and 2011 were cash flows from operating activities and bank borrowings. We used cash primarily to finance working capital, fund payments of interest and principal due on our indebtedness, finance acquisitions and fund capital expenditures and the growth and expansion of our facilities and operations.

Taking into account our cash and cash equivalents on hand, our available credit facilities, cash generated from our future operations and the estimated proceeds from our proposed RMB Bond Offering and US$ Bond Offering, we believe we have sufficient working capital to meet our financial requirements for at least the next 12 months from the date of this annual report. As of December 31, 2011, we estimate that we had approximately RMB102,000 million of banking facilities available to us from commercial banks, of which approximately RMB65,000 million was not utilized, and cash and cash equivalents of RMB8,145.3 million.

We conduct our operations directly and through our operating subsidiaries, some of which we do not wholly own, are joint ventures or are public companies. Therefore, we may not be able in all circumstances to allocate our free cash flow as we would like among our subsidiaries. In addition, PRC law restricts the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. PRC regulations currently permit payment of dividends by PRC companies only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, under current PRC laws, regulations and accounting standards, each subsidiary is required to allocate at least 10% of its after-tax profit based on PRC accounting standards to its statutory common reserve fund each year until the cumulative amount of these reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. As of December 31, 2011, the required deductions attributable to these statutory common reserve funds amounted to approximately RMB4,551.8 million.

Furthermore, under SAFE regulations, the Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior SAFE approval is obtained and prior registration with the SAFE is made. These restrictions have not historically had, and are not expected in the future to have, a material impact on our ability to meet our financial requirements.

Cash Flows

The following table sets forth a summary of our cash flow for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
	(RMB in millions)
Net cash from operating activities	6,520.1	5,399.8	17,977.3
Net cash used in investing activities	(24,842.9)	(5,884.4)	(25,611.1)
Net cash from (used in) financing activities	18,503.7	(1,360.5)	9,441.0
Net increase/ (decrease) in cash and cash equivalents	180.9	(1,845.1)	1,807.3
Cash and cash equivalents as of end of year	8,522.4	6,771.3	8,145.3

Cash flow from operating activities

Net cash from operating activities represents cash generated from operations after income taxes, interest and dividend income. Cash generated from operations consisted of profit before income taxes adjusted for certain noncash items, including depreciation, certain interest expenses and income, amortization and our share of investment in an associate company and cash generated from other activities.

Net cash from operating activities was approximately RMB17,977.3 million in 2011, and included profit before income taxes of approximately RMB12,521.0 million, adjustments for non-cash items of approximately RMB4,053.8 million, and positive changes in working capital of approximately RMB3,820.8 million. Adjustments for non-cash items primarily consisted of (i) depreciation of property, plant and equipment of approximately RMB2,266.0 million; (ii) interest expenses of approximately RMB839.3 million; and (iii) amortization of intangible assets of approximately RMB720.0 million. Positive changes in working capital primarily consisted of (i) a decrease in bills and accounts receivables of approximately RMB2,800.2 million; (ii) an increase in bills and accounts payables of approximately RMB623.9 million; (iii) an increase in land subsidence, restoration, rehabilitation and environmental costs of approximately RMB556.7 million; and (iv) an increase in other payables and accruals of approximately RMB531.3 million, partially offset by an increase in prepayments and other current assets of approximately RMB870.5 million.

Net cash from operating activities was approximately RMB5,399.8 million in 2010, and included profit before income taxes of approximately RMB12,477.3 million, adjustments for non-cash items of approximately RMB1,018.2 million, and negative changes in working capital of approximately RMB5,646.5 million.

Adjustments for non-cash items primarily consisted of (i) depreciation of property, plant and equipment of approximately RMB2,426.6 million; and (ii) interest expenses of approximately RMB603.3 million, partially offset by net unrealized foreign exchange gains of approximately RMB2,180.3 million. Negative changes in working capital primarily consisted of (i) an increase in bills and accounts receivables of approximately RMB5,286.1 million; (ii) an increase in inventories of approximately RMB728.0 million; and (iii) an increase in prepayments and other current assets of approximately RMB694.7 million, partially offset by an increase in land subsidence, restoration, rehabilitation and environmental costs of approximately RMB838.5 million.

Net cash from operating activities was approximately RMB6,520.1 million in 2009, and included profit before income taxes of approximately RMB5,685.8 million, adjustments for non-cash items of approximately RMB1,652.3 million, and positive changes in working capital of approximately RMB620.8 million. Adjustments for non-cash items primarily consisted of depreciation of property, plant and equipment of approximately RMB1,793.3 million, partially offset by interest income of approximately RMB187.6 million and income generated from associates’ investments of approximately RMB109.8 million. Positive changes in working capital primarily consisted of (i) an increase in land subsidence, restoration, rehabilitation and environmental costs of approximately RMB1,109.7 million; and (ii) an increase in other payables and accruals of approximately RMB622.1 million, partially offset by an increase in bills and accounts receivables of approximately RMB1,416.6 million.

Cash flows used from investing activities

Net cash used in investing activities was approximately RMB25,611.0 million in 2011, and primarily consisted of (i) acquisition of assets and equity of approximately RMB9,620.0 million; (ii) purchase of property, plant and equipment of approximately RMB8,619.5 million; and (iii) increase in term deposits of approximately RMB6,975.5 million.

Net cash used in investing activities was approximately RMB5,884.4 million in 2010, and primarily consisted of (i) our payment of approximately RMB2,045.8 million and approximately RMB1,080.0 million as partial payments for our acquisition of Haosheng Company and Anyuan Coal Mine; (ii) our purchase of property, plant and equipment of approximately RMB3,576.1 million; (iii) an increase in restricted cash of approximately RMB874.6 million; and (iv) our investment of approximately RMB125.0 million to establish Yankuang Finance, partially offset by equity transfer income of approximately RMB1,147.8 million from the disposal of Minerva Coal Mine.

Net cash used in investing activities was approximately RMB24,842.9 million in 2009, and primarily consisted of (i) our acquisition of Felix for cash of approximately RMB19,558.5 million; (ii) capital expenditures of approximately RMB2,133.7 million in property, plant and equipment; (iii) an increase in term deposits of approximately RMB1,971.4 million; and (iv) our purchase of an equity interest in Hua Ju Energy for approximately RMB761.7 million.

Cash flows from (used in) financing activities

Net cash from financing activities was approximately RMB9,441.0 million in 2011, and primarily consisted of bank borrowings of approximately RMB16,712.3 million, partially offset by (i) dividend payments of approximately RMB2,901.9 million; and (ii) the repayment of bank borrowings of approximately RMB4,367.1 million.

Net cash used in financing activities was approximately RMB1,360.5 million in 2010, and primarily consisted of (i) cash dividend payments of approximately RMB1,229.6 million and (ii) repayments of bank borrowings of approximately RMB655.5 million, partially offset by bank borrowings of approximately RMB1,111.0 million.

Net cash from financing activities was approximately RMB18,503.7 million in 2009, and primarily consisted of bank borrowings of approximately RMB20,757.7 million that we obtained to finance the acquisition of Felix, partially offset by cash dividend payments of approximately RMB1,967.4 million.

Inventories

Our inventories comprise methanol, auxiliary materials, spare parts and small tools used in the construction of mining structures and coal products in our stockpiles. The following table sets forth our inventories as of the dates indicated:

	As of December 31,
	2009	2010	2011
	(RMB in millions)
Methanol	27.3	10.3	11.8
Auxiliary materials, spare parts and small tools	288.6	372.0	414.5
Coal products	570.5	1,263.8	965.0

Total	886.4	1,646.1	1,391.2

Our total inventories increased from approximately RMB886.4 million in 2009 to RMB1,646.1 million in 2010, primarily due to an increase in our inventory of coal products. Our inventories decreased from approximately RMB1,646.1 million in 2010 to RMB1,391.2 million in 2011, primarily due to a decrease in our inventory of coal products, despite a slight increase in our inventories of methanol, auxiliary materials, spare parts and small tools.

Bills and Accounts Receivables

Bills and accounts receivables represent unconditional written orders issued by, or negotiated from, our customers for completed sales orders which allow us to collect certain specified amounts from banks or other parties. These bills are noninterest-bearing and generally have a maturity of six months. The following table sets forth our bills and accounts receivables as of the dates indicated:

	As of December 31,
	2009	2010	2011
	(RMB in millions)
Accounts receivable
-From third parties	357.3	439.6	636.8
-From jointly controlled entities	81.3	53.5	181.2
Total accounts receivable	438.6	493.1	818.0
Less: Impairment loss	(4.5)	(5.4)	(4.2)

	434.1	487.7	813.8
Total bills receivable	4,289.9	9,529.6	6,498.3

Total bills and accounts receivable, net	4,723.9	10,017.3	7,312.1

Our bills and accounts receivable increased from approximately RMB4,723.9 million in 2009 to RMB10,017.3 million in 2010, primarily due to an increase in bills receivable for coal sales by Yancoal Australia on credit terms. Our bills and accounts receivable decreased from approximately RMB10,017.3 million in 2010 to RMB7,312.1 million in 2011, primarily due to a decrease in bills receivable for coal sales on credit terms. We allow a range of credit periods to our trade customers which take into account the credit rating of our customers. Our credit periods do not exceed 180 days.

The following table sets forth an aging analysis of our bills and accounts receivables based on the applicable invoice dates:

	As of December 31,
	2009	2010	2011
	(RMB in millions)
0 - 90 days	2,592.7	4,738.9	4,037.9
90 - 180 days	2,131.2	5,278.3	3,274.2

Total	4,723.9	10,017.3	7,312.1

Before accepting any new customer, we assess the potential customer’s credit quality and define credit limits by customer. Limits attributed to customers are reviewed once a year. In 2009, 2010 and 2011, we did not have any significant trade receivables that were past due but not yet impaired as of the balance sheet dates above. We do not hold any collateral over these balances. The average ages of these receivables were 88 days, 93 days and 86 days for 2009, 2010 and 2011, respectively. Our management closely monitors the credit quality of accounts receivables and considers the balances that are neither past due nor impaired to be of good credit quality.

We have provided fully for all receivables over three years because our experience is such that receivables that are past due beyond three years are generally not recoverable. Receivables aged over four years are considered irrecoverable by management and are written off. We wrote off approximately RMB5.8 million of our receivables in 2009. We did not write off any of our receivables in 2010 and 2011.

The following table sets forth an analysis of our impairment losses on bills and accounts receivables:

	2009	2010	2011
	(RMB in millions)
Balance at January 1	29.5	4.5	5.4
Provided for the year	0.3	0.9	—
Written off recognized	(5.8)	—	—
Reversal	(19.5)	—	(1.3)

Balance at December 31	4.5	5.4	4.1

Our allowance for doubtful debts in 2009, 2010 and 2011 were approximately RMB4.5 million, RMB5.4 million and RMB4.1 million, respectively, for individually impaired trade receivables, which were primarily receivables from corporate customers in the PRC and considered irrecoverable by management after considering the credit quality of those individual customers, the ongoing relationship with us and the aging of these receivables. The recognized impairment represents the difference between the carrying amount of these trade receivables and the present value of the amounts.

Prepayments and Other Receivables

The following table sets forth our prepayments and other receivables as of the dates indicated:

	As of December 31,
	2009	2010	2011
	(RMB in millions)
Advances to suppliers	75.6	243.2	738.4
Prepaid freight charges and related handling charges	5.2	—	—
Due from a jointly controlled entity (1)	66.3	115.5	198.8
Deposit for environment protection	226.3	254.2	651.7
Prepaid relocation costs of inhabitants	1,288.5	1,709.9	1,714.5
Others	206.3	290.9	321.5

Total	1,868.2	2,613.7	3,624.8

(1)	Amounts due from a jointly controlled entity are unsecured, interest-free and have no fixed repayment term.

Our prepayments and other receivables increased from approximately RMB1,868.2 million in 2009 to RMB2,613.7 million in 2010, primarily due to an increase in the prepayment of removal and relocation costs. Our prepayments and other receivables increased from approximately RMB2,613.7 million in 2010 to RMB3,624.8 million in 2011, primarily due to equipment purchases made by Ordos Neng Hua, Yancoal Australia and Heze Neng Hua.

As of December 31, 2009, 2010 and 2011, we had impairment losses of approximately RMB21.9 million, RMB16.1 million and RMB17.2 million, respectively, on our prepayments and other receivables. In 2009, we wrote off impairment losses of RMB536,000. We did not write off any impairment losses on our prepayments and other receivables in 2010 and 2011.

We have provided fully for all receivables over three years because our experience is such that receivables that are past due beyond three years are generally not recoverable. Receivables are written off if aged over four years and considered irrecoverable by management after considering the credit quality of the individual party and the nature of the amount overdue. We do not set aside provisions for bad debt.

Bills and Accounts Payables

Our bills and accounts payable are primarily related to purchases from our suppliers and payables to export agents. The following table sets forth our bills and accounts payables as of the dates indicated:

	As of December 31,
	2009	2010	2011
	(RMB in millions)
Accounts payable
-To third parties	1,242.3	1,420.0	2,003.5
-To jointly controlled entities	5.7	7.9	0.2

Subtotal	1,248.0	1,428.0	2,003.6
Bills payable	119.0	126.5	237.2

Total	1,367.0	1,554.4	2,240.8

Our bills and accounts payable increased slightly from approximately RMB1,367.0 million in 2009 to RMB1,554.4 million in 2010. Our bills and accounts payable increased from approximately RMB1,554.4 million in 2010 to RMB2,240.8 million in 2011, primarily due to an increase in accounts payable of Yancoal Australia due to its acquisitions and related increase in operational costs during the year.

The following table sets forth an aging analysis of our bills and accounts payables based on the applicable invoice dates as of the dates indicated:

	As of December 31,
	2009	2010	2011
	(RMB in millions)
1 - 90 days	1,153.7	1,321.1	1,790.7
91 - 180 days	84.4	78.6	257.4
181 - 365 days	47.0	23.6	60.9
1 - 2 years	81.9	131.0	131.8

Total	1,367.0	1,554.4	2,240.8

The average credit period for accounts payable and bills payable is 90 days. We have financial risk management policies in place to ensure that all payables are settled within the applicable credit timeframe. We generally do not negotiate for extensions of our payment periods.

Other Payables and Accrued Expenses

The following table sets forth our other payables and accrued expenses as of the dates indicated:

	As of December 31,
	2009	2010	2011
	(RMB in millions)
Customers’ deposits	1,488.7	1,378.8	1,523.6
Accrued wages	578.7	823.7	1,047.1
Other taxes payable	166.6	280.0	431.7
Payables in respect of purchases of property, plant and equipment and construction materials	643.7	324.1	2,733.7
Accrued freight charges	58.1	5.5	3.9
Accrued repairs and maintenance	35.8	24.2	35.0
Accrued utility expenses	18.8	8.5	—
Staff welfare payable	122.5	96.5	94.1
Withholding tax payable	1.9	0.3	0.6
Deposits received from employees	14.5	9.9	12.8
Coal price adjustment fund	34.8	36.0	47.1
Accrued land subsidence, restoration, rehabilitation and environmental costs	78.4	0.7	0.5
Payable on compensation fee of mining rights	272.2	412.9	552.7
Payables by Yancoal Resources to companies related to its directors (1)	602.6	—	—
Others	324.6	419.8	861.9

Total	4,441.8	3,821.0	7,344.8

(1)	To assist with the funding of the dividends paid to Yancoal Resources’ shareholders prior to the acquisition by the Group, certain of Yancoal Resources’ directors, through their related entities, loaned unsecured funds to Yancoal Resources. The amounts due were fully repaid during that year.

Our other payables and accrued expenses decreased slightly from approximately RMB4,441.8 million in 2009 to RMB3,821.0 million in 2010. Our other payables and accrued expenses increased from approximately RMB3,821.0 million in 2010 to RMB7,344.8 million in 2011, primarily due to increase in wages payable, interest payable, advances from customers, other tax payables and mining rights fees.

Working Capital and Liabilities

We have historically maintained sufficient working capital for our operations. Our principal source of cash in 2011 was cash generated from operating activities and bank borrowings.

As of December 31, 2011, we recorded net current liabilities of approximately RMB4,290.4 million. Our current assets increased by RMB6,149.8 million from RMB24,281.4 million in 2010 to RMB30,431.1 million in 2011, primarily as a result of (i) an increase in pledged bank deposits of approximately RMB6,975.5 million; (ii) a decrease in bills and accounts receivables of approximately RMB2,705.2 million; (iii) an increase in bank and cash deposits of approximately RMB1,374.0 million; and (iv) an increase in prepayments and other receivables of approximately RMB1,011.2 million. Our current liabilities increased by RMB24,587.6 million from approximately RMB10,133.9 million in 2010 to approximately RMB34,721.5 million in 2011, primarily due to (i) an increase in short-term borrowings due within one year of approximately RMB18,973.6 million; (ii) an increase in other payables and accruals of approximately RMB3,523.8 million; (iii) an increase in tax payable of approximately RMB881.8 million; (iv) an increase in bills and accounts payables of approximately RMB686.4 million; and (v) an increase in the land subsidence, restoration, rehabilitation and environmental costs that had been accrued, but not paid, of approximately RMB555.6 million.

As of December 31, 2011 and 2010, we had cash and cash equivalents of approximately RMB8,145.3 million and RMB6,771.3 million, respectively. Our cash and cash equivalents primarily consist of cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions.

As of December 31, 2011 and 2010, we had outstanding bank borrowings of approximately RMB34,457.8 million and RMB23,015.8 million, respectively. The following table sets forth the maturity profile of our bank borrowings as of the dates indicated:

	As of December 31,
	2010	2011
	(RMB in millions)
Less than one year	614.9	19,588.5
One to three years	14,858.9	13,598.3
Three to five years	7,498.0	1,249.0
More than five years	44.0	22.0

Total	23,015.8	34,457.8

As of December 31, 2011, the interest rates relating to our bank borrowings ranged from 1.31% to 6.90% per annum. The interest rates for these bank borrowings are variable rates that are subject to adjustment based on the interest rate set by the PBOC, LIBOR or BBSY. As of December 31, 2011, all of our bank loans carry variable interest rates. As of the date of this annual report, our bank borrowings were denominated in Renminbi and U.S. dollars. As of December 31, 2011, our total bank loans denominated in Renminbi amounted to approximately RMB14,024 million, while our total bank loans denominated in U.S. dollars amounted to approximately US$3,243 million, respectively. See Note 36 of the consolidated financial statements for more information on our borrowings. The interest expenses and exchange rate fluctuations associated with our bank borrowings may impair our future profitability.

We have, and in the future may continue to have, substantial debts. As of December 31, 2011, our long-term debt to equity ratiowas 34.32%. The interest expenses associated with these debts may impair our future profitability.

Capital Expenditures

Our principal capital expenditures, incurred for the purchase and construction of property, plant and equipment increased by RMB9,665.6 million, or 271.3%, from approximately RMB3,562.1 million in 2010 to approximately RMB13,227.7 million in 2011. The increase was primarily due to (i) the acquisition of Zhuanlongwan Project’s mining rights by Ordos Neng Hua for approximately RMB7,800.0 million; (ii) the acquisition of potash exploration permits in Canada by Yancoal International of approximately RMB1,645.2 million and (iii) a decrease in the capital expenditures of Yancoal Australia of approximately RMB547.8 million.

Our estimated capital expenditures for 2012 are in the amount of RMB11,810.3 million. We plan to finance our capital commitments primarily through a combination of funds generated from operations, bank borrowings and the proceeds of the offerings of the RMB Bonds and US$ Bonds. The following table sets forth our estimated capital expenditures for 2012 and actual capital expenditures we incurred in 2011.

Companies	Estimated capital expenditure for 2012	Capital expenditure incurred in 2011
	(RMB in millions)
The Company	1,638.5	1,244.2
Shanxi Nenghua	42.9	20.0
Yancoal Australia	4,167.0	1,545.7
Yulin Nenghua	51.3	46.5
Heze Nenghua	1,748.3	225.8
Hua Ju Energy	40.0	55.7
Ordos Neng Hua	3,626.3	8,444.6
Yancoal International	296.1	1,645.2
Haosheng Company	199.9	—

Total	11,810.3	13,227.7

C.	Research and Development, Patents and Licenses, Etc.

One of our core strategies is to maintain our competitiveness and increase the efficiency of our mining operations through technology and innovation. In line with our development strategy with a focus on technology innovation, we have established a multi-layer system for integrating new technology into our operations consisting of various entities, including a technology committee, a professional committee, a technology center, as well as relationships with external institutions or organizations with specialized technology development capacities. We have accumulated extensive experience and expertise in coal mining and coal processing procedures, particularly with respect to the underground raw coal mining technology. For example, our independently developed longwall top caving mining method has been adopted by various international coal mining enterprises such as DBT and has been awarded the State Scientific and Technological Progress Award (Second Class) by the National Office for Science and Technology Awards of the PRC in 2009. In 2011, we had completed 28 technology improvement projects, and obtained 32 patents and over 55 technology-advancement prizes, which have enhanced our coal mining and related business operations. Our expenditures for research and development were RMB46.3 million, RMB70.6 million and RMB119.2 million in 2009, 2010 and 2011, respectively, accounting for 0.2%, 0.2% and 0.2%, respectively, of our total sales income for the same periods.

Our mining technology research and development efforts have contributed to increases in our production. Our predecessor first adopted the longwall top caving mining method in 1992. Since then, we have focused on modifying and updating this method, taking into account the distinct geological conditions of our mining operations. Due to our research and development efforts, we have:

•	increased our production efficiency by utilizing improved mining extraction equipment;

•	extended the length of certain longwall coal mine faces to approximately 300 meters, which reduced our tunneling, support equipment and related costs;

•	reduced the number of coal pillars required to support mining areas, thereby enhancing our recovery;

•

patented our advanced technology for longwall top caving mining in the PRC, Australia and South Africa. We believe the use of our longwall caving extraction technology reduces the per-tonne production cost of our operations;

•

conducted research projects that contributed to the development and export of the technology for advanced two-pillar hydraulic roof supports for the top coal caving process; Bucyrus International, Inc., the largest coal mining equipment supplier worldwide, signed a technology license agreement to manufacture and use the longwall top caving coal mining equipment in Australia;

•	cooperated with Peabody to trial and commercialize longwall top caving coal mining equipment; and

•	implemented various innovative projects to improve equipment installation, safety, energy conservation and environmental protection measures in our coal mining operations.

We intend to focus our future research and development efforts on improving our longwall caving extraction technology, fully mechanized caving operations and related equipment and mining methods for medium and thick coal seams.

D.	Trend Information

Outlook for the Coal Market

While demand for coal and the supply of coal in both the domestic and international markets in 2011 were affected by the slowdown in the global economic recovery, we expect demand in 2012 to generally recover, and for the supply of coal in certain markets to remain tight during the peak seasons. In line with the sustainable growth of domestic economy, we expect domestic PRC coal demand to continue to grow, although at a slower rate than in 2011. Driven by increasing coal demand of major coal consumption industries, PRC imports of coal is expected to continue to increase, which should result in increased coal supply. However, the increase of domestic coal supply in China is likely to be restricted by national policies. Through measures such as the elimination of outdated production capacity and closing of small-sized coal mines, these national policies promote the continued consolidation of the domestic coal industry and adopt controls on PRC coal production capacity and production volume. Moreover, the effective supply of coal is expected to remain restricted as major domestic coal consumers are generally located in Eastern and Southern China, while domestic coal resources are concentrated in Western China. As a result of the foregoing supply and demand factors, coal prices in China are expected to increase, but remain subject to price and demand fluctuations, along with changes in demand and supply conditions.

The demand for and supply of coal in the international market is expected to be relatively balanced in 2012. As a result of the slowdown in the global economy, overall energy demand is expected to experience limited growth. As a result of the economic downturn and sovereign debt crises in the Euro Zone, coal demand in Europe is expected to remain weak. Coal demand in the Asia-Pacific region is expected to continue growing, and could become an alternative coal consumption market to Europe. Coal exports from Vietnam and Indonesia are expected to decrease as domestic consumption increases, while coal exports from major coal exporting countries such as Australia and South Africa are expected to increase as the result of the improvements on the coal mining infrastructure in those countries. As a result, coal supply and demand are expected to be relatively balanced in the Asia market. We expect coal demand in the Asia-Pacific region to increase slightly, with coal imports in countries situated in East Asia and South Asia in particular to continue to increase. Given these dynamics, coal prices in the global coal markets are expected to fluctuate significantly.

Our average selling price of coal is expected to increase in 2012 compared with 2011. As of March 31, 2012, we have entered into domestic sales contracts and letters of intent to sell a total of approximately 33.0 million tonnes of coal, including contracts to sell approximately 7.7 million tonnes of coal at a tax-inclusive price of RMB589.1 per tonne, representing an increase of approximately RMB17.8 per tonne, or 3.1%, from our average selling price in 2010. The sales price under the letters of intent will be determined at the time of sale. In addition, as of March 31, 2012, Yancoal Australia has entered into agreements to sell approximately 3.0 million tonnes of coal in the first quarter of 2012 at a tax-exclusive price of US$133.7 per tonne, which remained relatively stable as compared with the price of US$133.4 per tonne in the first quarter of 2011. These customers primarily included power plants, and metallurgical mills outside Australia. We intend to sell 75.9 million tonnes of coal in 2012.

Outlook for the PRC Methanol Market

In 2012, we expect that supply will continue to exceed demand in the domestic methanol market, making material increases in methanol prices unlikely. The gradual increase in production capacities of the newly built and existing domestic methanol facilities coupled with an increase in the imports of low cost foreign prime methanol, will further increase the domestic supply of methanol. The demand for methanol remains weak due to overproduction of downstream products such as methanol, dimethylether and acetic acid. However, methanol supply and demand factors are expected to become more balanced with the accelerated elimination of outdated production capacity and promotion of methanol fuel for vehicles, together with the antidumping measures imposed on methanol imports by certain countries. On the other hand, increases in prices of raw materials, including coal and natural gas, electricity and transportation costs will stimulate increases in methanol prices. Our methanol sales target for 2012 is 570,000 tonnes.

E.	Off-balance Sheet Arrangements

As of December 31, 2011, other than the capital expenditure commitments and contractual obligations disclosed in this annual report, we did not have any off-balance sheet arrangements.

F.	Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2011:

	Payments Due by Period
	Total	Less than one Year	One to three years	Three to five years	More than five years
	(RMB in millions)
Contractual Obligations
Unsecured bank borrowings	15,303.1	13,193.1	839	1,249	22.0
Secured bank borrowings	19,154.7	6,395.4	12,759.3	—	—
Finance leases	—	—	—	—	—
Capital commitments for the acquisition of assets	2,203.6	2,203.6	—	—	—
Amounts due to Controlling Shareholder and its subsidiaries	352.6	352.6	—	—	—

Total	37,014.0	22,144.7	13,598.3	1,249	22.0

The following table sets forth our consolidated interest-bearing borrowings as of December 31, 2010 and 2011:

	As of December 31,
	2010	2011
	(RMB in millions)
Secured bank borrowings	21,247.5	19,154.7
Unsecured bank borrowings	946.2	15,303.1

Total	22,193.8	34,457.8

Secured Bank Borrowings

As of December 31, 2011, we had secured bank loans outstanding of approximately RMB19,154.7 million (approximately US$3,040.0 million), which primarily consisted of secured bank borrowings obtained for financing the acquisition of Felix. Borrowings of RMB18,272.6 million (US$2,900.0 million) carried interest at three-month LIBOR plus a margin of 0.75% (approximately 1.31%) and borrowings of RMB882.1 million (US$140.0 million) carried interest at three-month LIBOR plus a margin of 0.8% (approximately 1.36%). The borrowings are guaranteed by the Company and counter-guaranteed by our Controlling Shareholder. The borrowings are secured by a portion of our term deposits. As of December 31, 2011, we had term deposits of approximately RMB21.1 million that secured bank borrowings. For more information on our secured borrowings, please see Note 36 of the consolidated financial statements.

Unsecured Bank Borrowings

We had unsecured bank borrowings of RMB15,303.1 million as of December 31, 2011, including a loan in the amount of RMB1,279.1 billion (US$203.0 million), carrying interest at LIBOR plus a margin of 2.6% per annum, obtained by Yancoal International to acquire potash exploration permits in Canada. For more information about our unsecured borrowings, please see Note 36 of the consolidated financial statements to this annual report. For additional information on material bank borrowings, please see “— Description of Material Indebtedness.”

Description of Material Indebtedness

ICBC Working Capital Loans

On March 23 and April 5, 2012, we entered into a total of five working capital loan agreements with the Industrial and Commercial Bank of China Limited, Zoucheng Branch (“ICBC Zoucheng”) for an aggregate loan amount of RMB1.2 billion (the “ICBC Working Capital Loans”). The proceeds have been used for purchase of raw materials.

Interest. The principal amounts outstanding under the ICBC Working Capital Loans bear interest at the PBOC benchmark rate. Interest payments are payable monthly.

Covenants. Under the terms of the ICBC Working Capital Loans, we have agreed, among other things, not to take any of the following actions without first obtaining the written approval of ICBC Zoucheng:

•	obtain any debt financing that substantially increases its debt;

•	provide a guarantee that may affect its ability to repay the debt under this loan agreement; or

•	engage in any consolidation, separation, reduction of the registered capital, change of share ownership, transfer of material assets and debt collecting rights or engage in material investments.

Maturity. The principal amounts of the ICBC Working Capital Loans are to be repaid in a lump sum at the end of the 12-month term.

Prepayment. Prepayments are permitted only after ten days’ notice to, and approval from, ICBC Zoucheng. Prepayments must be made in full, and include the principal amount, accrued interest and other fees.

Dividend restriction. Pursuant to the ICBC Working Capital Loans, we cannot pay any dividends before fully repaying the principal, interest and other related payments under the agreements.

Events of default. The ICBC Working Capital Loans contain certain customary events of default, including insolvency, material litigation, defaults on other loans which may impact our ability to repay the ICBC Working Capital Loans, and breaches of the terms of the loan agreements. ICBC Zoucheng is entitled to terminate these agreements and/or demand immediate repayment of the loan, including any accrued interest and related damages upon the occurrence of an event of default.

ICBC Fixed Assets Loan

On September 21, 2011, we have entered into a fixed assets loan agreement with ICBC Zoucheng for a loan facility with a total available drawdown amount of RMB3.9 billion (the “ICBC Fixed Assets Loan”). As of December 31, 2011, RMB1.9 billion had been utilized. The proceeds were used to finance the acquisition of the Zhuanlongwan Project. The total available amount of this loan was guaranteed by the Yankuang Group under a maximum amount guarantee agreement (the “ICBC Fixed Assets Guarantee”) entered into on September 29, 2011.

Interest. The principal amounts outstanding under the ICBC Fixed Assets Loan bear interest at the PBOC benchmark rate. Interest payments are payable monthly.

Covenants. Under the ICBC Fixed Assets Loan, we have agreed, among other things, not to take any of the following actions without first obtaining the written approval of ICBC Zoucheng:

•	obtain any debt financing that substantially increases its debt;

•	provide a guarantee that may affect its ability to repay the debt under this loan agreement; or

•	engage in any consolidation, separation, reduction of the registered capital, change of share ownership, transfer of material assets and debt collecting rights or engage in material investments.

Maturity. The ICBC Fixed Assets Loan is to be repaid in one lump sum (including the principal amount and all accrued interest) at the end of the 60-month term.

Prepayment. Prepayments are permitted only after ten days’ notice to, and approval from, ICBC Zoucheng. Prepayments must be made in full, and include the principal amount, accrued interest and other fees.

Guarantee and security. Pursuant to the ICBC Fixed Assets Guarantee, the Yankuang Group has agreed to guarantee the total available amount, including interest accrued from the loan and any applicable damages. The period for this guarantee began on September 29, 2011 and will end on September 21, 2018 or within two years of the repayment date of the ICBC Fixed Assets Loan, whichever is earlier. We have agreed to provide the mining rights of Zhuanlongwan Project as collateral until Ordos Neng Hua completes the mortgage registration of such mining rights.

Under the ICBC Fixed Assets Guarantee, the Yankuang Group has agreed, among other things, not to take any of the following actions without first obtaining the written approval of ICBC Zoucheng:

•	provide a guarantee to another third-party that would affect ICBC Zoucheng’s interest; or

•

engage in any consolidation, separation, reduction of the registered share capital, change of share ownership, transfer of material assets and debt collecting rights or engage in material investments without the written approval of ICBC Zoucheng.

Dividend restriction. Pursuant to the ICBC Fixed Assets Loan, we cannot pay any dividends before fully repaying the principal, interest and other related payments under the agreement. The ICBC Fixed Assets Guarantee does not subject the Yankuang Group to any dividend restrictions.

Events of default. The ICBC Fixed Assets Loan and ICBC Fixed Assets Guarantee contain certain customary events of default, including insolvency, material litigation, defaults on other loans which may impact our ability to repay the ICBC Working Capital Loans, and breaches of the terms of the loan agreements. ICBC Zoucheng is entitled to terminate this agreement and/or demand immediate repayment of the loan, any accrued interest and related damages upon occurrence of an event of default or in the event that we fail to obtain the mining rights of the Zhuanlongwan Project by 2012 or if we transfer such mining rights to a third party.

CCB Working Capital Loans

On October 27, November 10, and December 28, 2011, and March 7, 2012 we entered into four Renminbi working capital loan agreements with China Construction Bank, Yanzhou Mining Area Branch (“CCB Yanzhou”) in the aggregate amount of RMB1.4 billion (the “CCB Working Capital Loans”). The proceeds have been used for working capital purposes.

Interest. The principal amounts outstanding under the CCB Working Capital Loans bear interest at the PBOC benchmark rate. Interest payments are payable monthly.

Covenants. Under the CCB Working Capital Loans, we have agreed, among other things, not to take any of the following actions without first giving notice to CCB Yanzhou:

•	provide a guarantee to a third party, in which case CCB Yanzhou must be informed within three days of the provision of such guarantee;

•	enter into related party transactions that involve more than 10% of our net assets; or

•	undertake actions that may harm CCB Yanzhou’s right to collect the debt owed it.

Further, we have agreed, among other things, not to take any of the following actions without first obtaining the written approval of CCB Yanzhou:

•	obtain any debt financing that will substantially increase its debt;

•	pledge assets purchased using the proceeds of these loans to any third party; or

•	engage in any consolidation, separation, reduction of the registered capital, change of share ownership, transfer of material assets and debt collecting rights or engage in material investments.

Maturity. The principal amounts of the CCB Working Capital Loans are to be repaid in one lump sum at the end of the 12-month term for each loan.

Prepayment. Prepayments are permitted only after notice to, and approval from, CCB Yanzhou as specified by each loan agreement. Prepayments must be made in full subject to approval from CCB Yanzhou.

Dividend restriction. The CCB Working Capital Loans do not subject us to any dividend payment restrictions.

Events of default. The CCB Working Capital Loans contain certain customary events of default such as breaching the terms of the loan agreements. The CCB Working Capital Loans also set forth events that may adversely affect CCB Yanzhou’s rights, including but not limited to material changes in business structure, transfer of assets, insolvency, material litigation, defaults on other loans, cross default and our shareholders, abuse of the privilege of corporate status. The occurrence of any of the foregoing would entitle CCB Yanzhou to terminate this agreement and/or demand immediate repayment of the loan, any accrued interest and related damages.

Bank consents. Pursuant to the terms of the loan agreement, we have notified CCB Yanzhou of our guarantee of the US$ Bond Offering on March 20, 2012 and CCB Yanzhou has given written approval to us to provide a guarantee for the US$ Bond Offering.

BOC Working Capital Loans

On October 31, 2011, November 25, 2011, December 15, 2011 and February 29, 2012, we entered into four working capital loan agreements with the Bank of China, Zoucheng Mine Branch (“BOC Zoucheng”) in the aggregate amount of RMB1.2 billion (the “BOC Working Capital Loans”). The proceeds have been used for working capital purposes.

Interest. The principal amounts outstanding under the BOC Working Capital Loans bear interest at a fixed rate of 6.56% per annum, which is subject to adjustment if certain specified financial indices, such as our assets/liabilities ratio, current ratio, and various ratios on total and current assets, fall below the industry average listed in the “Enterprise Evaluation Standard 2010” for more than one year. Interest payments are payable monthly.

Covenants. Under the BOC Working Capital Loans, hawse have agreed, among other things, that it will not guarantee more than twice the value of its net assets, and any guarantees given, individually or in the aggregate, must comply with its articles of association. Further, we have agreed, among other things, not to take any of the following actions without first obtaining the written approval of BOC Zoucheng:

•	obtain any debt financing that will substantially increase its debt; or

•	engage in any consolidation, separation, reduction of the registered capital, change of share ownership, transfer of material assets and debt collecting rights or engage in material investments.

Maturity. The principal amounts of the BOC Working Capital Loans are to be repaid in one lump sum at the end of the term for each loan.

Prepayment. Prepayments are permitted only after ten days’ notice to, and approval from, BOC Zoucheng, and must consist of the principal, the interest accrued to date and 10% of the unrealized interest.

Dividend restriction. Pursuant to the BOC Working Capital Loans, we may not distribute any dividends to its shareholders if: (i) net profits after tax are zero, negative or insufficient to cover accumulated losses in the previous fiscal year; or (ii) pre-tax profits are not used to repay the principal, interest and fees that have reached maturity for the current fiscal year, or are insufficient to repay the principal, interest and fees that will mature in the following fiscal year.

Events of default. The BOC Working Capital Loans contain customary events of default, including insolvency, material litigation, defaults on other loans which may impact our ability to repay the BOC Working Capital Loans, and breaches of the terms of the loan agreements. BOC Zoucheng is entitled to terminate this agreement and/or demand immediate repayment of the loan, any accrued interest and related damages upon occurrence of an event of default.

CITIC Working Capital Loans

On October 26, 2011, and March 28, 2012 we entered into two working capital loan agreements with China CITIC Bank, Jining Branch (“CITIC Jining”) in the aggregate amount of RMB400 million (the “CITIC Working Capital Loans”). The proceeds have been used for working capital purposes.

Interest. The principal amounts outstanding under the CITIC Working Capital Loans generally bear interest at the PBOC benchmark rate, subject to adjustment after the first six months after entry into the loan agreement according to the terms of the loan. Interest payments are payable monthly.

Covenants. Under the CITIC Working Capital Loans, we have agreed, among other things, not to take any of the following actions without first giving written notice as specified in the relevant agreement and obtaining approval from CITIC Jining:

•	substantially increase any debt financing that will substantially increase its debt;

•	transfer the CITIC Working Capital Loan to third parties;

•	transfer, lease or pledge a material amount of its assets or income as a security or guarantee for other debts;

•

engage in certain transactions which could impact CITIC Jining’s rights under the CITIC Working Capital Loans, including but not limited to, mergers, acquisitions, equity transfers, substantial increases in debt financing, consolidations, changes in registered capital, changes or engage in material investments.

Maturity. The principal amounts of the CITIC Working Capital Loans and all accrued interest are to be repaid at the end of the one-year term for each loan.

Prepayment. Prepayments are permitted only after 20 days’ written notice to, and approval from, CITIC Jining. Prepayments must be made in full including the principal, the interest accrued to date and other related fees.

Loan restructuring. If we are unable to make repayments on schedule, we must give one month’s notice prior to the expiry of the term of the loan. With CITIC Jining’s approval, the Company and CITIC Jining may enter into a loan restructuring agreement.

Dividend restriction. The CITIC Working Capital Loans do not subject us to any dividend restrictions.

Events of default. The CITIC Working Capital Loans contain customary events of default, including insolvency, cross default, material adverse change in the borrower’s industry which may endanger its repayment ability, any management members involved in any material bribery or illegal business matter, and breach of the terms of the loan agreements. Upon the occurrence of an event of default, CITIC Jining is entitled to terminate their agreements or any other facility agreements with the same borrower and/or demand immediate repayment of the loan, any accrued interest and other payable fees.

SDB Loan Facility

On May 23, 2011, the Company entered into a comprehensive credit line agreement with Shenzhen Development Bank (“SDB”) for a facility with a total drawdown amount of RMB1 billion (the “SDB Loan Facility”). As of December 31, 2011, RMB200 million had been utilized, and as of the date of this offering memorandum, a total of RMB800 million had been utilized. The proceeds were used for purchases of coal and raw materials.

Interest. Borrowings under the SDB Loan Facilities the principal amounts understanding bear interest at the PBOC benchmark rate as of the drawdown date. Interest is payable quarterly.

Covenants. Under the SDB Loan Facility, the Company has agreed, among other things, not to engage in related-party transactions that involve more than 10% of the Company’s net assets without giving notice to SDB.

Further, the Company has agreed, among other things, not to take any of the following actions without first giving notice to SDB:

•	obtain any debt financing that will materially affect its ability to repay the debt under this loan agreement; or

•	engage in a separation, merger, substantial property ownership transfer, structure reform, merger, transfer of material assets debt collecting rights or engage in material investments.

Maturity. Borrowings under the SDB Loan Facility are to be repaid in a lump sum at the end of the term on November 22, 2012.

Prepayment. Prepayments are permitted only with approval from SDB.

Dividend restriction. The SDB Loan Facility does not subject the Company to any dividend payment restrictions.

Events of default. The SDB Loan Facility contains certain customary events of default, including changes in the use of proceeds of the loan, defaults on other loans, failure to disclose material information to the lender, failure to collect debts owed to the Company, material adverse changes in the borrower’s industry, and breaches of the terms of the loan agreement. SDB is entitled to terminate this agreement and/or demand immediate repayment of the loan, any accrued interest and other related fees.

Loan Agreements of Yancoal Australia

Acquisition loan facilities of Yancoal Australia

On October 19, 2009, Yancoal Australia entered into a facility agreement with Bank of China Ltd., Sydney Branch (“BOC Sydney”), China Development Bank and China Construction Bank for a U.S. dollar loan facility with a total drawdown amount of US$2.9 billion. On December 9, 2009, Yancoal Australia entered into an additional facility agreement with BOC Sydney for a U.S. dollar loan facility with a total drawdown amount of US$140 million. The proceeds of these two loan facilities were on-lent to Austar Coal Mining Pty Limited for the acquisition of Felix.

Interest. The principal amounts outstanding under these loans bear interest at LIBOR plus a margin of 0.75% and LIBOR plus a margin of 0.80%, respectively. Interest payments are payable monthly, or as otherwise selected by Yancoal Australia or agreed with the lender in accordance with the terms of the relevant agreement.

Covenants. Under these loans, Yancoal Australia has agreed, among other things, not to take any of the following actions without first obtaining the prior consent of the lenders (subject to certain exceptions):

•	disclose the loan agreements to third parties;

•	any of the followings:

•	create or permit to subsist any security over any assets;

•	sell, transfer or dispose of any assets on terms whereby they may be leased or reacquired by Yancoal Australia;;

•	dispose of any receivables on recourse terms;

•	enter into title retention arrangement;

•	enter into any setoff or similar arrangement; or

•	enter into a preferential agreement,

save for, among other things, existing securities or related refinancing of financial accommodation that does not exceed the facilities that are refinanced;

•	any substantial change to the general nature of its business; or

•	any substantial dispose of any assets, subject to certain exceptions.

Maturity. The US$2.9 billion facility is repayable in installments of US$970 million on December 16, 2012 and December 16, 2013, respectively, and US$960 million on December 16, 2014, with any remaining balance to be paid on the earlier of December 16, 2014 or ten business days prior to the expiry date of certain letters of credit granted in relation to the facility.

The US$140 million facility is repayable in installments of US$45 million on December 16, 2012 and December 16, 2013, respectively, and US$50 million on December 16, 2014, with any remaining balance to be paid on the earlier of December 16, 2014 or ten business days prior to the expiry date of a letter of credit granted in relation to the facility. It is a condition precedent of the Merger that the repayments under each of these facilities due on December 16, 2012 and 2013, respectively, be extended until at least December 16, 2017 and 2018, respectively. It is likely that other terms of these facilities may also be amended as part of these extensions, if obtained.

Prepayment. Prepayments are permitted only after five business days’ notice to the relevant lender(s). Prepayments must be made in a minimum amount of US$5 million and in multiples of US$1 million or as agreed between Yancoal Australia and the relevant lender(s). Prepayment of the outstanding amounts and all accrued interest and related amounts may be required by the lender(s) upon:

•	it becoming illegal to comply with the terms and obligations of the loan; or

•	if we cease to control Yancoal Australia (upon giving 90 days notice).

Events of default. The loans contain certain customary events of default, including insolvency, non-payment, cross default and breaches of the terms of the loan agreements. The lender(s) are entitled to terminate their respective agreements and/or demand immediate repayment of the loans, any accrued interest and related amounts, upon the occurrence of an event of default.

Multicurrency Contingent Liability Facility and Revolving Loan Facility of Yancoal Resources

On October 11, 2005, Yancoal Resources and certain of its subsidiaries entered into a multicurrency contingent liability facility with Commonwealth Bank of Australia and Westpac Banking Corporation for the issue of credit support documents (such as bank guarantees or letters of credit) in support of obligations of the corporate group for a total available amount of A$170 million. As of December 31, 2011, approximately A$131 million of credit support of the commitment under this facility had been utilized. On March 30, 2012, the facility was amended, resulting in, among other things, an extension of the maturity date to July 12, 2012, an increase in the facility limit to A$250 million and the addition of a separate revolving cash advance facility of A$50 million. Since December 31, 2011, approximately A$14 million in additional credit support has been utilized under the credit facility. As of April 26, 2012, the A$50 million revolving cash advance facility remains wholly undrawn. This facility is secured by fixed and floating charges over assets granted by Yancoal Resources Limited and certain of its subsidiaries.

The credit support documents issued comprise bank guarantees in favor of (i) various Australian government departments as related to costs of environmental rehabilitation works and (ii) port and rail services providers as related to charges associated with allocated future port and rail capacity.

Interest and fees. The principal amounts of the revolving loan facility bear interest at BBSY plus a margin of 3.00% per annum. An issuance fee of 1.20% of the amounts under the credit support documents issued is also payable to the issuer of the credit support document.

Covenants. Under this loan, Yancoal Resources has agreed, among other things, not to take any of the following actions without first obtaining the prior consent of the lenders (subject to certain exceptions):

•	create or permit to subsist any security over any assets;

•	dispose of any assets;

•	incur any financial indebtedness;

•	give financial accommodation to any person; or

•	declare or pay any dividend.

The facility also contains financial covenants.

Maturity. This facility is repayable on or before July 12, 2012.

Prepayment. Prepayments are permitted only after five business days’ notice to the lenders. Prepayments must be made in a minimum amount of A$1 million and/or an integral multiple of that A$1 million.

Events of default. The loan contains certain customary events of default, including insolvency, nonpayment, cross default and breaches of the terms of the loan agreement. The lenders are entitled to terminate the loan and/or demand immediate repayment of the loan, any accrued interest and related amounts, upon the occurrence of an event of default. The facility also contains a change of control review event.

Loan Agreement of Yancoal International

ICBC Project Loan

On December 23, 2011, Yancoal International entered into a project loan agreement with Industrial and Commercial Bank of China Limited (“ICBC”) in the amount of US$203 million (the “ICBC Project Loan”), guaranteed by the Yankuang Group and the Company. The proceeds have been partially used in the acquisition of potash exploration rights in Canada and will partially be used in potash exploration and operations.

Interest. The principal amount outstanding under the ICBC Project Loan bears interest at the LIBOR plus a margin of 2.6%. Interest payments are payable quarterly.

Covenants. Under the ICBC Project Loan, Yancoal International has agreed, among other things, not to take any of the following actions without first obtaining the written approval of ICBC:

•	provide a guarantee using its assets or income; or

•	engage in any contract, lease, joint venture, merger, acquisition, separation, reduction of the registered capital, change of share ownership, transfer of material assets and debt collecting rights.

        In addition, ICBC has the right to examine and supervise any newly incurred debt, guarantee, capital expenditures, sales of assets and dividend payments made by Yancoal International and its guarantors under this loan.

Maturity. The ICBC Project Loan is to be repaid in a lump sum at the end of its 12-month term.

Prepayment. Prepayments are permitted only after 10 days’ written notice to, and approval from, ICBC and must include additional 1% of the voluntary payment amount. Mandatory prepayment is required if Yancoal International receives funds from refinancing or sale of assets.

Dividend restriction. The ICBC Project Loan gives ICBC the right to examine and supervise any dividend payments.

Events of default. The ICBC Project Loan contains customary events of default, including, among others, material adverse changes in Yancoal International’s financial position, defaults on other loans, material litigation, material adverse changes to the operations or market value of the acquired potash assets, and breach as of the terms of the loan agreement. Upon the occurrence of an event of default, ICBC is entitled to terminate the loan agreement and/or demand immediate repayment of the loan, any accrued interest and other payable fees.

Additional Indebtedness Incurred In 2012

In March and April 2012, we entered into nine new loan agreements with banking institutions in the PRC under which we borrowed an additional aggregate amount of approximately RMB2.2 billion. In February and March 2012, we drew down an additional RMB600 million from our existing loan facility with Shenzhen Development Bank.

Amounts due to Controlling Shareholder and its Subsidiaries

Pursuant to the Jining III Coal Mine Acquisition Agreement dated August 4, 2000, which we entered into with the Controlling Shareholder, we acquired the mining rights of Jining III Coal Mine for approximately RMB132.5 million. This amount was to be paid to the Controlling Shareholder in ten interest-free equal annual installments beginning in 2001. We paid an aggregate of approximately RMB132.5 million in full from 2001 to 2010 to the Controlling Shareholder for the mining rights of Jining III Coal Mine.

The amounts due to the Controlling Shareholder and its subsidiary companies do not bear any interest and are unsecured. The following table sets forth the amounts due to the Controlling Shareholder and its subsidiary companies as of December 31, 2010 and 2011.

	As of December 31,
	2010	2011
	(RMB’000)
Term for Repayment
Within one year	438,783	352,625
More than one year, but not exceeding two years	—	—

Total due	438,783	352,625
Less: amounts due within one year	(438,783)	(352,625)
Amounts will due over one year	—	—

As of December 31, 2011, the Controlling Shareholder or its subsidiaries had not used our funds for non-operational matters.

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

Depreciation

The cost of mining structures is depreciated using the units of production method based on the estimated production volume for which the structure was designed. Management exercises its judgment in estimating the useful lives of the depreciable assets and the production volume of each mine. The estimated coal production volume of each mine is updated on a regular basis and takes into account recent production and technical information of each mine. These changes are considered changes in estimates for accounting purposes and are reflected on a prospective basis in related depreciation rates. Estimates of the production volumes are inherently imprecise and represent only approximate amounts because of the subjective judgments involved in developing such information.

Amortization of assets

Coal reserves, coal resources and rail access rights are amortized on a straight-line basis or unit of production basis over the shorter of their useful lives and the contractual period. The expensing of overburden removal costs is based on saleable coal production over the estimated economically recoverable reserves. The useful lives are estimated on the basis of the total proven and probable reserves of a coal mine. Proven and probable coal reserve estimates are updated on a regular basis and take into account each mine’s recent production and technical information.

Provision for land subsidence, restoration, rehabilitation and environmental costs

The provision for land subsidence, restoration, rehabilitation and environmental costs is reviewed regularly to verify that it properly reflects the remaining obligation arising from the current and past mining activities. Provisions for land subsidence, restoration, rehabilitation and environmental costs are determined by our management based on past experience, its estimate of current and future costs and predictions for government policies.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The determination of value in use requires us to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As of December 31, 2011, the carrying amount of goodwill was approximately RMB1,866.0 million. Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the raw materials price inflation during the budget period. Expected cash inflows/outflows have been determined based on past performance and management’s market development expectations. There is no material uncertainty regarding the carrying value of goodwill due to the profitability of the underlying reporting units.

Estimated impairment of property, plant and equipment

When there are indications of impairment, we take into consideration the estimate of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. When actual future cash flows are less than expected, a material impairment loss may arise. In estimating future cash flows, management takes into account recent production and technical advancements. As price and cost levels change from year to year, the estimate of future cash flows also changes. Notwithstanding that management has considered all the available information in making their impairment assessment, inherent uncertainty exists as to the conditions of mines and the environment, and actual write-offs may be higher than the estimated amounts. As of December 31, 2011, the carrying amount of property, plant and equipment was approximately RMB31,273.8 million.

In the process of applying our accounting policies, management has made the following accounting judgments:

Acquisitions

During the year, we acquired several subsidiaries or business as set out in Notes 46, 48, 49 and 50 of the consolidated financial statements to this annual report. We determined whether acquisitions were to be accounted for as an acquisition of business or an acquisition of assets based on factors including (i) whether the acquiree has relevant input, process or output and (ii) whether the acquiree has planned principal activities or is pursuing a plan to produce output and has access to a customer base.

In addition, management also made judgments in determining whether we would register the transfer of certain operating licenses immediately upon the payment of consideration.

Recent Changes in Accounting Pronouncements

In the current year, we have applied, for the first time, a number of new standards and interpretations, amended and revised standards and interpretations (“new IFRSs”) issued by the IASB and the International Financial Reporting Interpretations Committee (the “IFRIC”) of the IASB which are effective for our fiscal year beginning January 1, 2011:

IFRSs (Amendments)	Improvements to IFRSs 2010
IAS 24 (Revised)	Related Parties Disclosures

The adoption of the New IFRS had no material effect on how the results and the financial position for the current or prior accounting years have been prepared. Accordingly, no prior period adjustment is required.

We have not applied the following new and revised standards, amendments or interpretations that have been issued but are not effective as of the date of this annual report:

IFRS 7 (Amendments)	Disclosures – Transfers of Financial Assets[1]
IFRS 7 (Amendments)	Disclosures – Offsetting Financial Assets and Financial Liabilities[2]
IFRS 9	Financial Instruments[3]
IFRS 10	Consolidated Financial Statements[2]
IFRS 11	Joint Arrangements[2]
IFRS 12	Disclosure of Interests in Other Entities[2]
IFRS 13	Fair Value Measurement[2]
IAS 1 (Amendments)	Presentation of Items of Other Comprehensive Income[4]
IAS 28 (Revised)	Investments in Associates and Joint Ventures[2]
IAS 32 (Revised)	Offsetting Financial Assets and Financial Liabilities[5]
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine[2]

(1)	Effective for annual periods beginning on or after July 1, 2011
(2)	Effective for annual periods beginning on or after January 1, 2013
(3)	Effective for annual periods beginning on or after January 1, 2015
(4)	Effective for annual periods beginning on or after July 1, 2012
(5)	Effective for annual periods beginning on or after January 1, 2014

Under IFRS 9, all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are subsequently measured at either amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.

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

IFRS 10 replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation — Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e. whether an entity is controlled by voting rights of investors or by other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has (1) power over the investee; (2) exposure, or rights, to variable returns from its involvement with the investee; and (3) the ability to use its power over the investee to affect the amount of the returns.

IFRS 11 introduces new accounting requirements for joint arrangements, replacing IAS 31 Interests in Joint Ventures. The option to apply the proportional consolidation method when accounting for jointly controlled entities has been removed. Additionally, IFRS 11 eliminates jointly controlled assets to now only differentiate between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets.

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

IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for certain exemptions. IFRS 13 requires the disclosures of fair values through a ‘fair value hierarchy’. The hierarchy categorizes the inputs used in valuation techniques into three levels. The hierarchy gives the highest priority to (unadjusted) quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure fair value are categorized into different levels of the fair value hierarchy, the fair value measurement is categorized entirely at the lowest level input that is significant to the entire measurement.

IAS 1 (Amendments) retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, IAS 1 (Amendments) requires additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (1) items that will not be reclassified subsequently to profit or loss; and (2) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis. IAS 1 (Amendments) are effective for annual periods beginning on or after July 1, 2012. The presentation of items of other comprehensive income will be modified accordingly when the amendments are applied in the future accounting periods.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine applies to waste removal costs that are incurred in surface mining activity during the production phase of the mine (“production stripping costs”). Under this Interpretation, the costs from this waste removal activity (“stripping”) which provide improved access to ore are recognized as a non-current asset (“stripping activity asset”) when certain criteria are met, whereas the costs of stripping activities where the benefit is realized in the form of inventory produced are accounted for in accordance with IAS 2 Inventories. The stripping activity asset is accounted for as an addition to, or as an enhancement of, an existing asset and classified as tangible or intangible according to the nature of the existing asset of which it forms part. When the costs of the stripping activity asset and the inventory produced are not separately identifiable, production stripping costs are allocated between the inventory produced and the stripping activity asset by using an allocation basis that is based on a relevant production measure. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013. Under the existing policy, the Company separately present the stripping costs on the balance sheet. Upon the subsequent adoption of the Interpretation, the presentation on the balance sheet will be amended accordingly.

Except for the abovementioned standards or interpretations, the directors expect that the application of other standards or interpretations will have no material impact on the Group’s financial statements.

G.	Safe Harbor

See the section headed “Cautionary Statement Regarding Forward-Looking Statements”.

ITEM 6.	DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors, Supervisors and Senior Management

The following table sets forth selected information concerning our board of directors (“Board of Directors” or “Board”), board of supervisors and executive officers as of the date of this annual report. As of the date of this annual report, our Board of Directors consists of 11 directors, including one chairman, one vice chairman, four independent directors and one employee director. All Directors serve three-year terms beginning their respective election date until the election of their respective successor.

As more than 50% of our voting power is held by the Controlling Shareholder, we are not required to have a majority of our Board be comprised of independent directors in reliance on the exemption provided under Section 303A of the NYSE Listing Rules.

The following table sets forth information on our directors, supervisors and executive officers:

Name	Age	Position at the Company	Date Term of Office Expires[1]
Executive Directors

LI Weimin	51	Chairman of the Board of Directors	May 2014
WANG Xin	53	Vice Chairman of the Board of Directors	May 2014

Name	Age	Position at the Company	Date Term of Office Expires[1]
ZHANG Yingmin	58	Director, General Manager	May 2014
SHI Xuerang	57	Director	May 2014
WU Yuxiang	50	Director and Chief Finance Officer	May 2014
ZHANG Baocai	44	Director, Deputy General Manager and Secretary of the Board of Directors	May 2014
DONG Yunqing	56	Employee Director	May 2014

Independent Non-executive Directors
WANG Xianzheng	65	Independent Non-executive Director	May 2014
CHENG Faguang	69	Independent Non-executive Director	May 2014
WANG Xiaojun	58	Independent Non-executive Director	May 2014
XUE Youzhi	47	Independent Non-executive Director	May 2014

Supervisors
SONG Guo	57	Chairman of Supervisory Committee	May 2014
ZHOU Shoucheng	59	Deputy Chairman of Supervisory Committee	May 2014
ZHANG Shengdong	55	Supervisor	May 2014
ZHEN Ailan	48	Supervisor	May 2014
WEI Huanmin	55	Employee Supervisor	May 2014
XU Bentai	53	Employee Supervisor	May 2014

Other Management Team
HE Ye	54	Deputy General Manager	May 2014
LAI Cunliang	51	Deputy General Manager	May 2014
TIAN Fengze	55	Deputy General Manager	May 2014
SHI Chengzhong	49	Deputy General Manager	May 2014
LIU Chun	50	Deputy General Manager	May 2014
NI Xinghua	55	Chief Engineer	May 2014

(1)	The expiration of the term of office is generally the date of the shareholders’ meeting when a new session of the Board will be elected. Executives who retire in the interim are replaced at the next Board meeting.

Executive Directors

LI Weimin, a researcher in engineering technique applications with a doctorate degree in mining engineering and holder of an EMBA degree, was appointed as Chairman of our Board of Directors on December 30, 2010. Mr. Li joined the predecessor of the Company in 1982. In November 2002, Mr. Li was appointed as the Manager of the Jining III Coal Mine. In August 2006, Mr. Li was appointed as the Deputy Chief Engineer and the Deputy Head of the Safety and Supervision Bureau of the Yankuang Group. In December 2007, Mr. Li was promoted to the Head of the Safety and Supervision Bureau of the Yankuang Group. In May 2009, Mr. Li was appointed as the Deputy General Manager of the Yankuang Group. Mr. Li was appointed as the General Manager of the Company in July 2009 and was subsequently appointed as the Vice Chairman of the Company in February 2010. On December 15, 2010, Mr. Li was appointed as a Director, the General Manager and the Deputy Secretary of the Party Committee of the Yankuang Group. He is a graduate of China University of Mining and Technology and Nankai University.

WANG Xin, a researcher in applied engineering techniques with a doctorate degree in engineering technology and an EMBA degree, is the Vice Chairman of our Board of Directors. Mr. Wang is actively involved in the Yankuang Group and serves as the Chairman of the Board and the Party Committee Secretary for the Yankuang Group. Mr. Wang joined the Company’s predecessor in 1982 and became a Vice General Manager of the Yankuang Group in 2000. He was appointed a board director and Vice General Manager of the Yankuang Group in 2002 and was promoted to the Vice Chairman of the board of directors and the General Manager of the Yankuang Group in 2003. Since 2007, he has been the Party Committee Deputy Secretary of the Yankuang Group. On December 30, 2010, Mr. Wang was appointed as the Vice Chairman of the Board of Directors. He is a graduate of China University of Mining and Technology and Nankai University.

ZHANG Yingmin, a researcher in applied engineering techniques with an EMBA degree, is the General Manager of the Company and a Director of the Yankuang Group. Mr. Zhang joined the Company’s predecessor in 1971, appointed as the Director of the Division of Production Technology of the Yankuang Group in 1996 and became the head of Baodian Coal Mine in 2000. He was also appointed Deputy General Manager of the Yankuang Group in 2003 and the Chief of the Safety Supervision Bureau of the Company from 2004 to 2007. Mr. Zhang was appointed as the General Manager of the Company in 2011. He is a graduate of Nankai University.

SHI Xuerang, a senior engineer with an EMBA degree, is a Director of our Board of Directors and Deputy General Manager of the Yankuang Group. From 2001 to 2003, Mr. Shi acted as the Deputy General Manager of the Xinwen Coal Mining Group Company Limited. He joined the Yankuang Group as a Deputy General Manager in 2003 and was appointed a Director of the Company in 2005. He is a graduate of Nankai University.

WU Yuxiang, a senior accountant with a master’s degree in accounting, has served as a Director and the Chief Financial Officer of the Company since 2002. Mr. Wu joined the Company’s predecessor in 1981 and was appointed as the Company’s Manager of the Finance Department in 1997. He is a graduate of the Party School of Shandong Provincial Communist Committee.

ZHANG Baocai, a senior accountant with an EMBA degree, is a Director, Deputy General Manager and the Board Secretary of the Company. Mr. Zhang joined the Company’s predecessor in 1989 and was appointed as the head of the Planning and Finance Department of the Company in 2002. He was appointed as a Director and the Board Secretary of the Company in 2006 and a Deputy General Manger of the Company in 2011. He is a graduate of Nankai University.

DONG Yunqing, a professional-level senior administrative officer, has served as a Director and the Chairman of the labor union of the Company since 2002. Mr. Dong joined the Company’s predecessor in 1981 and was the Vice Chairman of the labor union of Yankuang Group from 1996 to 2002. Mr. Dong was appointed as a Director and the Chairman of the labor union of the Company in 2002. He is a graduate of the Central Communist Party School Correspondence Institute.

Independent Non-executive Directors

WANG Xianzheng, a professional-level senior engineer with a university education, is currently a president of the China Coal Industry Association and a member of the sixteenth session of the China Central Discipline Inspection Committee. Mr. Wang was appointed as a Vice Minister of the Ministry of Coal Industry and a party member from April 1995 to March 1998. He was appointed as the Deputy Head of the State Coal Industry Bureau, Deputy Head and a party member of the SACMS from March 1998 to August 2000. Mr. Wang was the Vice Governor of Shanxi Province from August 2000 to May 2002 and became a standing member of the Provincial Committee in October 2001. From May 2002 to February 2005, he was appointed as the Head and the Party Committee Secretary of the SACMS. From February 2005 to May 2008, Mr. Wang was appointed as the Deputy Head and Vice Secretary to the Party Committee of the State Administration of Work Safety. Mr. Wang has been the President of the China Coal industry Association since January 2007. Mr. Wang is also an independent director of Beijing Haohua Energy Resource Company Ltd. He is a graduate of Fuxin School of Mining.

CHENG Faguang, is a senior accountant with a post-graduate education. Mr. Cheng was the Vice Governor of the People’s Government of Ningxia Hui Autonomous Region from May 1988 to May 1992. He was a standing member and the Executive Vice Governor of the Party Committee of Ningxia Hui Autonomous Region from May 1992 to March 1994. Mr. Cheng was appointed as the Chairman, President and Secretary to the Party Committee of China Haohua Chemical (Group) Corporation, which was under the Ministry of Chemical Industry from March 1994 to May 1996. From May 1996 to May 2003, Mr. Cheng was the Deputy Head and a party member of the SAT. He was a member of the Financial and Economic Affairs Committee of the tenth National People’s Congress from March 2003 to March 2008. He is a graduate of the Central University of Finance and Economics.

WANG Xiaojun, a solicitor admitted in England and Wales and Hong Kong, is a holder of a master’s degree in law and is a partner of Jun He Law Offices. He was admitted in the PRC, Hong Kong and England and Wales in 1988, 1995 and 1996, respectively. Mr. Wang has worked as a legal adviser in the HKSE and Richards Butler. He was an Independent Non-executive Director of the Company from 2002 to 2008. Mr. Wang is also an independent non-executive director of the Guangzhou Shipyard International Company Limited, Zijin Mining Group Company Limited and Norinco International Cooperation Ltd. He is a graduate of the People’s University of China and the Graduate School of the Chinese Academy of Social Sciences.

XUE Youzhi, holder of a master’s degree in corporate management, a doctorate degree in economics and a post-doctoral’s degree in business management, is currently the Vice President, a professor and a doctoral tutor in the School of Business of Nankai University. Mr. Xue has extensive experience in economics management and completed various projects supported by the National Social Science Foundation. Mr. Xue became the Vice Dean of the School of Business of Nankai University in 2005. He is a graduate of Jilin University.

Supervisors

SONG Guo, a professional-level senior administrative officer with an EMBA degree, is the Chairman of the Supervisory Committee of the Company and a Deputy Secretary of the Party Committee of the Yankuang Group. In 2002, Mr. Song was the Officer-in-charge of the Office of Coal Management Bureau of Shandong Province. He joined the Yankuang Group in 2003 and served as the Secretary of the Disciplinary Inspection Committee from 2003 to 2007. He was appointed as a Deputy Secretary of the Party Committee of the Yankuang Group in 2004 and the Vice Chairman of the Supervisory Committee of the Company in 2005. In 2008, Mr. Song became the Chairman of the Supervisory Committee of the Company. He is a graduate of Nankai University.

ZHOU Shoucheng, a professional-level senior administrative officer with a master’s degree, was appointed the Vice Chairman of the Supervisory Committee of the Company in 2008 and has served as the Secretary of the Disciplinary Inspection Committee and the Chairman of the labor union of the Yankuang Group since 2007. Mr. Zhou joined the predecessor of the Company in 1979 and has held the posts of the Secretary of the Youth League committee of Yankuang Group, the Secretary of the Party Committee of Beisu Coal Mine and the Secretary of the Party Committee of Xinglongzhuang Coal Mine successively from 1985 to 2002. He was the Chairman of the labor union of the Yankuang Group from 2002 to 2007. He is a graduate of the Central Communist Party School Correspondence Institute.

ZHANG Shengdong, a senior accountant, has been a supervisor of the Company since 2002. He is also the Assistant to the General Manager, the Deputy Chief Accountant and the Head of the Finance Department of the Yankuang Group. Mr. Zhang joined the Company’s predecessor in 1981 and became the Head of the Finance Department of the Yankuang Group in 1999. He also became the Deputy Chief Accountant of the Yankuang Group, a supervisor of the Company, the Head of the Finance Company Preparatory Office of the Yankuang Group in 2002. Mr. Zhang was appointed as the Assistant to the General Manager of Yankuang Group in 2008. He is a graduate of China University of Mining and Technology.

ZHEN Ailan, a senior accountant and senior auditor, was appointed a Supervisor of the Company in 2008. She has served as the Deputy Director of the Audit Department of the Yankuang Group since 2005. After joining the Company’s predecessor in 1980, she was appointed to the Deputy Chief of the Audit Division of the Yankuang Group in 2002 and subsequently promoted to the Deputy Director of the Audit Department in 2005. In 2008, Ms. Zhen became a Supervisor of the Company. She is a graduate of Northeastern University of Finance and Economics.

WEI Huanmin, a professional-level senior administrative officer, was appointed the Supervisor and the Secretary of the Disciplinary Inspection Committee of the Company in 2008 and 2006, respectively. Mr. Wei joined the Company’s predecessor in 1984, and served as the Company’s Deputy Secretary of the Disciplinary Inspection Committee and the Chief of the Division of Inspection from 2002 to 2006, when he was promoted to the Secretary of the Disciplinary Inspection Committee. In 2008, Mr. Wei became an Employee Supervisor of the Company. He is a graduate of the Central Communist Party School Correspondence Institute.

XU Bentai, a professional-level senior administrative officer with a master’s degree, has been the employee supervisor of the Company since 2002 and the Chairman of the labor union of Jining III Coal Mine since 1999. Mr. Xu joined the Company’s predecessor in 1978 and became an employee Supervisor of the Company in 2002. He is a graduate of the Party School of Shandong Provincial Communist Committee.

Other Executive Officers

HE Ye, a researcher in engineering technology application, with a doctorate in engineering, has served as a Deputy General Manager of the Company since 2004. Mr. He joined the Company’s predecessor in 1993 and became the Head of Jining II Coal Mine in 1999. In 2002, he was appointed the Executive Deputy General Manager of an industrial company that is a subsidiary of Yankuang Group in 2002. He is a graduate of China University of Mining and Technology.

LAI Cunliang, a senior engineer with a doctor’s degree in mining engineering and an EMBA degree, has served as a Deputy General Manager of the Company since 2005. Mr. Lai joined the Company’s predecessor in 1980 and became the Head of Xinglongzhuang Coal Mine in 2000. He has been a director and the General Manager of Yancoal Australia since 2004. Mr. Lai became a Deputy General Manager of the Company in 2005 and became an Executive Director of Yancoal Australia in 2009. He is a graduate of Coal Science Research Institute and Nankai University.

TIAN Fengze, a senior economist with a master’s degree, has served as a Deputy General Manager of the Company since 2002. Mr. Tian joined the Company’s predecessor in 1976 and became the Head of Beisu Coal Mine in 1991. He is a graduate of Party School of Shandong Provincial Communist Committee.

SHI Chengzhong, a researcher in engineering technique application with an EMBA degree and a master’s degree in mining engineer, has served as a Deputy General Manager of the Company since 2002. Mr. Shi joined the Company’s predecessor in 1983 and became a Deputy Chief Engineer of the Yankuang Group in 2000. He is a graduate of Northeastern University and Nankai University.

LIU Chun, a senior engineer with an EMBA degree, has served as a Deputy General Manager of the Company since 2011. Mr. Liu joined the Company’s predecessor in 1983 and served as Head of the Coal Sales and Transportation Department of the Company in 2002. He is graduated from Nankai University.

NI Xinghua, a researcher in engineering technique application with a master’s degree, has been the Chief Engineer of the Company since 2002. Mr. Ni joined the Company’s predecessor in 1975 and became a Deputy Chief Engineer of the Yankuang Group in 2000. He is a graduate of Tianjin University.

Appointment of Directors, Chairman and Vice Chairman of the Board

At the first extraordinary general meeting of 2010 of the Company and the thirteenth meeting of the fourth session of the Board held on February 26, 2010, Mr. LI Weimin was elected as Director and Vice Chairman of the fourth session of the Board.

At the seventeenth meeting of the fourth session of the Board held on December 30, 2010, Mr. LI Weimin and Mr. WANG Xin were elected as the Chairman and the Vice Chairman of the fourth session of the Board respectively.

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

At the first meeting of the fifth session of the supervisory committee held on May 20, 2011, Mr. SONG Guo and Mr. ZHOU Shoucheng were elected as the Chairman and the co-deputy Chairmen of the fifth session of the supervisory committee.

Change of the Senior Management

Mr. QU Tianzhi, former Vice General Manager of the Company resigned from his position on August 27, 2010 as a result of change of employment.

At the twentieth meeting of the fourth session of the Board held on March 25, 2011, Mr. ZHANG Yingmin was appointed as the General Manager of the Company and Mr. ZHANG Baocai was appointed as a Deputy General Manager of the Company.

At the first meeting of the fifth session of the Board held on May 20, 2011, Mr. Zhang Yingmin was appointed as the General Manager of the Company and Mr. JIN Tai, Mr. HE Ye, Mr. LAI Cunliang, Mr. TIAN Fengze, Mr. ZHANG Baocai and Mr. SHI Chengzhong were appointed as Deputy General Managers. Mr. WU Yuxiang was appointed as Chief Financial Officer and Mr. NI Xinghua was appointed as chief engineer at the same meeting.

Mr. JIN Tai, former Deputy General Manager of the Company resigned from his position on October 12, 2011 as a result of reaching the age of retirement.

At the fifth meeting of the fifth session of the Board held on December 2, 2011, Mr. LIU Chun was appointed as a deputy general manager of the Company.

B.	Compensation

Three directors, namely LI Weimin, WANG Xin and SHI Xuerang as well as four supervisors, SONG Guo, ZHOU Shoucheng, ZHANG Shengdong and ZHEN Ailan receive salaries from our Controlling Shareholder, while the rest of our directors, supervisors and executive officers who are our employees receive compensation in the form of salaries, housing allowances and other allowances and benefits, including pension contributions. The aggregate amount of cash remuneration paid by us to directors, supervisors and executive officers for the years 2009, 2010 and 2011 was approximately RMB4.3 million, RMB5.8 million and RMB6.2 million (tax inclusive), respectively. We did not pay any discretionary bonus during the reporting period of this annual report to our directors, supervisors or executive officers. Details of each of the directors’ and supervisors’ salaries and benefits are as follows:

	For the Year Ended December 31, 2011
	Fees	Salaries, allowances and other benefits in kind	Retirement benefit plan contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Independent Non-Executive Directors(1)
WANG Xianzheng	72	—	—	72
CHENG Faguang	72	—	—	72
WANG Xiaojun	72	—	—	72
XUE Youzhi	72	—	—	72

	288	—	—	288

Directors
WANG Xin	—	—	—	—
LI Weimin	—	—	—	—
ZHANG Yingmin	—	169	34	203
SHI Xuerang	—	—	—	—
WU Yuxiang	—	381	76	457
ZHANG Baocai	—	390	78	468
DONG Yunqing	—	396	79	475

	—	1,336	267	1,603

	For the Year Ended December 31, 2011
	Fees	Salaries, allowances and other benefits in kind	Retirement benefit plan contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Supervisors
SONG Guo	—	—	—	—
ZHANG Shengdong	—	—	—	—
ZHOU Shoucheng	—	—	—	—
ZHEN Ailan	—	—	—	—
WEI Huanmin	—	390	78	468
XU Bentai	—	430	86	516

	—	820	164	984

Other Members of Management
HE Ye	—	169	43	283
LAI Cunliang	—	700	—	700
TIAN Fengze	—	428	86	514
SHI Chengzhong	—	462	92	554
LIU Chun(2)	—	13	3	16
NI Xinghua	—	438	88	526

Total	—	2,210	312	2,513

(1)	Mr. WANG Xiaozheng, Mr. CHENG Faguang, Mr. WANG Xiaojun and Mr. XUE Youzhi started to receive salaries and benefits as independent non-executive directors from June 2011.

(2)	Mr. LIU Chun started to receive salaries and benefits as a member of management from December 2011.

Details of each of our retired or resigned directors’ and supervisors’ salaries and benefits are as follows:

	For the Year Ended December 31, 2011
	Fees	Salaries, allowances and other benefits in kind	Retirement benefit plan contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Retired Independent Non-Executive Directors
WANG Xianzheng	49	—	—	49
CHENG Faguang	49	—	—	49
WANG Xiaojun	49	—	—	49
XUE Youzhi	49	—	—	49
Retired Directors
WANG Xinkun	329	66	—	395
Resigned Member of Management	—	—	—	—
JIN Tai	169	34	—	203

C.	Board Practices

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

(xvii)	being responsible for matters with respect to the Company’s corporate governance, including (i) developing and reviewing the Company’s policies and practices on corporate governance; (ii) reviewing and monitoring the training and continuous professional development of Directors and senior management; (iii) reviewing and monitoring the Company’s policies and practices on the compliance with legal and regulatory requirements; (iv) developing, reviewing and monitoring the code of conduct and compliance manual (if any) applicable to employees and directors; and (v) reviewing the Company’s compliance with the code of the stock exchange on which the Company’s securities are listed and the disclosure in the corporate governance report.

(xviii)	exercising any other powers specified by the law, administrative regulations, departmental rules, the Articles of Association and conferred by shareholders at a general meeting.

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

With the approval of over two-thirds of all Directors, the Board of Directors may make decisions on the following matters:

(1)	transactions falling within the strictest of the following limits with respect to asset sales and purchases, foreign investment (including entrusted financial management and entrusted loans), financial assistance provisions, leasing of assets as lessor or lessee, restructuring of claims or debts, giving or receiving assets as a gift, entrusted or trusted asset or business management, license agreements, and research and development projects:

a.	the total assets value (where book value and assessed value are available, whichever is higher) involved in a single transaction with amount more than 10% and below 50% of the Company’s latest audited total asset value prepared in accordance with the PRC GAAP; or more than 5% and less than 25% of the Company’s latest published total assets value prepared in accordance with the IFRS;

b.	a single investment of which the completion consideration (including liabilities and expenses) accounts for more than 10% and less than 50% of the Company’s latest audited net asset value prepared in accordance with the PRC GAAP; or more than 5% and less than 25% of the total market capitalization of the Company (which is calculated by the average closing price of the Company’s shares as stated in the Hong Kong Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date of a transaction);

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

The transactions referred to in item (1) above that involve the provision of financial assistance and entrusted financial management are calculated on an accrued basis for twelve consecutive months according to the transaction categories and applicable approval limit proportion of the Board of Directors. When the Company conducts transactions other than those involving the provision of financial assistance and entrusted financial management, relevant approval requirements of the Board of Directors regarding each transaction under the same category shall be calculated on the principle of accrued basis for twelve consecutive months. Transactions already approved by the Company in accordance with the principle of accrued basis shall not be included in the scope of accrual calculation.

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

Directors, Supervisors and Management’s Indemnification

Upon approval at the 2010 general meeting that was held on May 20, 2010, we continued to purchase liability insurance for our Directors, supervisors and senior officers with coverage of up to US$15 million.

Audit Committee of the Board of Directors

Upon approval at the first meeting of the fifth session of the Board of Directors held on May 20, 2011, the Company set up our audit committee of the fifth session of the Board of Directors. The audit committee is mainly responsible for ensuring the independence of the Company’s independent auditors to maintain the integrity of audits, ensuring the efficiency of audit procedures, proposing the appointment or replacement of independent auditors; reviewing the accounting policies of the Company, the disclosure of the financial information and the procedures for preparing financial reports; and reviewing the Company’s internal control and risk management systems. The audit committee comprises four independent non-executive directors, namely Mr. CHENG Faguang, Mr. WANG Xianzheng, Mr. WANG Xiaojun, Mr. XUE Youzhi, and one non-executive director, Mr. DONG Yunqing. Mr. CHENG Faguang serves as the Chairman of the audit committee.

The details of the responsibilities of the audit committee can be found on our Company’s website. We also filed the responsibilities of the audit committee with the SSE, the Hong Kong Stock Exchange and the SEC.

The members of the audit committee of our Board of Directors are:

Name	Age	Position	Ownership of Shares
CHENG Faguang	69	Independent non-executive director, Chairman of the Audit Committee	—
WANG Xiaozheng	65	Independent non-executive director	—
WANG Xiaojun	58	Independent non-executive director	—
XUE Youzhi	47	Independent non-executive director	—
DONG Yunqing	56	Employee director	—

In 2011 and up to March 31, 2011, the audit committee held four meetings on March 17, 2011, August 17, 2011, January 16, 2012 (morning) and January 16, 2012 (afternoon).

As a foreign private issuer, we rely on the exemption under Section 303A.00 of the NYSE Listed Company Manual as well as affiliated director and employee director exemptions as provided under Rule 10A-3 of the Exchange Act to be in compliance with the audit committee standards set out in Section 303A.06 of the NYSE Listed Company Manual. See “Item 16D. Exemptions from the Listing Standards For Audit Committees.”

Remuneration Committee

The Remuneration Committee of the fifth session of the Board of Directors was set up following approval from the Board of Directors at the first meeting of the fifth session of the Board of Directors held on May 20, 2011. The primary duties of our Remuneration Committee as set out in the committee charter include drafting and establishing a compensation policy for our directors, supervisors, and the senior officers and making recommendations on the compensation for our directors, supervisors and senior officers. Further details on the responsibilities of the Remuneration Committee can be found on our website. We also filed the responsibilities of the compensation committee with the SSE, the Hong Kong Stock Exchange and the SEC.

The remuneration committee is comprised of three members: two independent non-executive directors, namely Mr. XUE Youzhi and Mr. WANG Xiaojun, and one non-executive director, namely Mr. DONG Yunqing. Mr. XUE Youzhi was elected to serve as the Chairman of the Remuneration Committee.

Nomination Committee

Pursuant to approval granted at the first meeting of the fifth session of the Board of Directors held on May 20, 2011, we established the Nomination Committee of the first session of the Board of Directors. The main duties of the Nomination Committee include (i) considering and formulating the selection criteria and procedures for directors and managers and making recommendations; (ii) extensively searching for suitable candidates of directors and managers for the Company and making recommendations to the Board of Directors; (iii) reviewing the candidates for directors and managers for recommendation to the Board of Directors regarding proposed appointments and succession of directors and managers for recommendation to the Board of Directors; and (iv) assessing the independence of independent non-executive directors. Further details on the responsibilities of the nomination committee can be found on our website. We also filed the responsibilities of the nomination committee with the SSE, the Hong Kong Stock Exchange and the SEC.

The Nomination Committee is comprised of three directors, namely Mr. LI Weimin, Mr. WANG Xiaojun and Mr. CHENG Faguang. Mr. WANG Xiaojun serves as the Chairman of the Nomination Committee.

Strategy and Development Committee

Pursuant to approval granted at the first meeting of the fifth session of the Board of Directors held on May 20, 2011, we established the Strategy and Development Committee of the fifth session of the Board. The main duties of the Strategy and Development Committee include: (i) conducting studies and making proposals regarding the long-term development strategy and significant investment decisions of the Company; (ii) conducting studies and making proposals regarding the annual strategic development and operating plans; (iii) supervising the implementation of the Company’s strategic and operating plans; and (iv) conducting studies and making proposals regarding other significant issues impacting the development of the Company. The Strategy and Development Committee consists of five directors, namely Mr. LI Weimin, Mr. WANG Xin, Mr. ZHANG Baocai and Mr. XUE Youzhi. Mr. LI Weimin serves as the Chairman.

Supervisory Committee

Supervisors serve a term of three years and attend board meetings. The Supervisory Committee is accountable to shareholders and exercises the following duties in accordance with the applicable laws:

•	reviewing our periodic reports as prepared by the Board of Directors and providing written comments;

•	reviewing our financial position;

•

supervising the directors and senior officers and proposing a removal of a director or a senior officer who has contravened any law, administrative regulation, our Articles of Association or resolutions passed at a shareholders’ general meeting;

•	demanding any director or any senior officer who acts in a manner which is harmful to our interest to rectify such behavior;

•

verifying financial information such as financial reports, business reports and profit distribution plans to be submitted by the Board of Directors to Shareholders’ general meetings and authorizing, in the Company’s name, publicly certified and practicing accountants to assist in the reexamination of such information should any doubt arise in respect thereof;

•

proposing the convening of Shareholders’ extraordinary general meetings and extraordinary board meetings. Where the board of directors fails to convene or hold the general meeting of shareholders in accordance with the provisions of the Company Law of the PRC, convening and conducting the shareholders’ general meeting;

•	making proposals at the Shareholders’ general meetings;

•	representing the Company in proceedings against a director or senior officers in accordance with section 152 of the Company Law of the PRC;

•	conducting investigations of any identified irregularities in the Company’s operations; and

•	performing other functions and powers specified in our articles of association.

Our supervisory committee consists of six members, namely Mr. SONG Guo, Mr. ZHOU Shoucheng, Mr. ZHANG Shengdong, Ms. ZHEN Ailan, Mr. WEI Huanmin and Mr. XU Bentai. Mr. SONG Guo serves as the chairman of the supervisory committee and Mr. ZHOU Shoucheng serves as the deputy chairman of the supervisory committee.

Corporate Governance

As of December 31, 2011 the Yankuang Group held 2,600,000,000 Shares, representing 52.86% of our total shares on the same day. As the Yankuang Group holds more than 50% of our voting power, we are a “controlled company” under Section 303A.00 of the NYSE Listed Company Manual. As a result, we are not required to establish a Nomination Committee or Corporate Governance Committee under Sections 303A.04 and 303A.05 of the NYSE listing rules. Although we have established a Nomination Committee, we have not established a Corporate Governance Committee. For details related to our corporate governance, please refer to “Item 16G — Corporate Governance”.

Arrangement to Purchase Equity or Debt Securities and Other Arrangements

At no time during the year ended December 31, 2011 were we, our Controlling Shareholder or any of the Yankuang Group’s subsidiaries, a party to any arrangement that enabled our Directors or supervisors to acquire benefits through the acquisition of any securities, including our equity or debt securities, with the exception of the A Shares issued to certain of our Directors, supervisors and senior management.

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

No director or supervisor has entered into any service contract with our Company which cannot be terminated by us within one year without payment other than statutorily mandated payments.

D.	Employees

General

The table below sets forth the number of our employees by function as of the dates indicated:

	As of December 31,
	2009	2010	2011
Coal production employees	34,516	36,411	39,008
Engineers and technicians	1,816	1,875	2,009
Management and administrative personnel	3,595	4,059	4,348
Support staff	9,706	10,023	10,738

Total	49,633	52,368	56,103

The table below sets forth a breakdown of our employees by location as of December 31, 2011:

Location	Employees	% of Total
PRC
Shandong	54,216	96.6%
Shaanxi	230	0.4%
Shanxi	289	0.5%
Inner Mongolia	236	0.4%
Australia	1,132	2.0%

Total	56,103	100.0%

As of the date of this annual report, all of our employees are employed under employment contracts which specify the employee’s position, responsibilities, remuneration and permissible grounds for termination. We have a labor union that protects employees’ rights, aims to assist in the achievement of our economic objectives, encourages employee participation in management decisions and assists in mediating disputes between union members and us. Each of our operating units has a labor union. We have not experienced any strikes or other labor disturbances that have interfered with our operations, and we believe that we maintain strong relationships with our employees.

Domestic Employees

The total remuneration of our domestic employees includes wages and allowances. The compensation of a domestic employee directly involved in underground mining is based on the employee’s productivity, as well as the productivity of the employee’s mining team. Our domestic employees and their families also receive certain social welfare benefits and logistics services indirectly through the Yankuang Group. These benefits are provided in some cases by the Yankuang Group as required by PRC laws, rules and regulations. We, in turn, pay the Yankuang Group for such benefits.

According to the Provision of Insurance Fund Administrative Services Agreement and the annual caps from 2009 to 2011, the Yankuang Group will provide free management services for the contributions that we make to an endowment insurance fund, basic medical insurance fund, supplementary medical insurance fund, unemployment insurance fund and maternity insurance fund for our employees. We paid an aggregate of approximately RMB1,239.6 million to the above listed insurance funds in 2011.

In 2009, 2010 and 2011, we paid pension contributions for our directors, supervisors, executive officers and senior management of approximately RMB550,000, RMB778,000 and RMB834,000, respectively. In addition, each of our domestic employees currently pays a percentage of his or her salary as an additional pension contribution. Upon retirement, our domestic employees are entitled to pension payments under the pension plan.

All domestic employees who are unable to work due to illness or disability are entitled to certain benefits during the period of their absence from work. In addition, the PRC government requires us to provide casualty and life insurance for each domestic employee who works underground in mining sites through work injury funds. We contribute an amount to the work injury fund equivalent to 2% of each employee’s total remuneration the prior year.

Medical insurance plan

In accordance with the relevant regulations of the Shandong Provincial Government, since 2002, we have established a basic medical insurance plan for domestic employees, which comprises basic medical insurance and supplementary medical insurance plans.

We set aside 6% and 4% of the total wages of each employee to a basic medical insurance fund and supplementary medical insurance, respectively. Production personnel’s supplementary medical insurance was recorded in our statement of income as “Wages and Employee Benefits” under “Cost of Sale and Service Provided,” while management and administrative personnel’s supplementary medical insurance was recorded under “Selling, General and Administrative Expenses.”

Housing plan

Under the Labor and Service Supply Agreement, the Yankuang Group is partly responsible for providing housing accommodations to our domestic employees. We and the Yankuang Group share the incidental expenses relating to the provision of housing accommodation on a pro rata basis based upon our respective number of employees and other negotiations. Such expenses amounted to approximately RMB140.0 million, RMB140.0 million and RMB140.0 million for 2009, 2010 and 2011, respectively.

Since 2002, we have paid each of our domestic employees a housing allowance, which is calculated based on a fixed percentage of each domestic employee’s wage, to assist domestic employees in their purchase of residential housing. In 2009, 2010 and 2011, we paid an aggregate of approximately RMB238.5 million, RMB247.7 million and RMB291.8 million, respectively, for our domestic employees’ housing allowances.

Australian Employees

Pursuant to applicable Australian laws and regulations, we provide our Australian employees a base salary and also make contributions to our Australian employees’ benefits fund. Upon retirement, our Australian employees are entitled to receive payments from the benefits fund. In addition, we maintain commercial medical insurance policies for our Australian employees to cover their medical and additional expenses.

E.	Share Ownership

No director, supervisor or member of senior management owns more than 1% of our outstanding shares. We have not entered into any arrangement that enables any of our directors, supervisors or other executive officers to purchase securities issued by us or other institutions. See “Item 6. Directors, Supervisors, Senior Management and Employees — A. Directors, Supervisors and Senior Management”.

We have not had and have no plan to grant options for our Shares or other equity-linked securities to our employees. We have not had and have no plan to implement any share bonus scheme for employees.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of December 31, 2011, the Yankuang Group owned 52.86% of our share capital. As a majority shareholder, the Yankuang Group is able to make most of the decisions reserved for shareholders.

The following table sets forth certain information regarding ownership of our capital stock as of December 31, 2011 by all persons who are known by us to own beneficially more than 5% of our capital stock.

Shareholder	Shares Owned	Percentage
Yankuang Group(1)(2)	2,600,000,000	52.86%
HKSCC Nominee Limited(3)(4)	1,949,005,945	39.63%

(1)	Ordinary Shares in the form of legal person shares.
(2)	Yankuang Group is 100% held by SASAC of the Shandong Provincial Government.
(3)	Ordinary Shares in the form of H Shares.
(4)	As the nominee of the clearing and settlement agent for our H Shares, HKSCC Nominee Limited is the record holder of our H Shares.

The following table sets forth the substantial shareholders of our H Shares as of December 31, 2011.

Name of substantial shareholders	Class of shares	Number of shares held (shares)		Capacity	Type of interest	Percentage in the relevant class of share capital of the Company	Percentage in total share capital of the Company

Yankuang Group	A Share (state- owned legal person shares)	2,600,000,000	(L)	Beneficial owner	Corporate	87.84%(L)	52.86%(L)
JP Morgan Chase & Co.	H Share	313,171,083 29,450,458 147,107,678	(L) (S) (P)(2)	Beneficial owner, investment manager and custodian corporation / approved lending agency	Corporate	15.99%(L) 1.50%(S) 7.51%(P)	6.37%(L) 0.60%(S) 2.99%(P)

Templeton Asset Management Ltd.	H Share	274,258,000	(L)	Investment manager	Corporate	14.00%(L)	5.58%(L)
BlackRock, Inc	H Share	154,909,874 10,415,831	(L) (S)(3)	Interest of controlled corporation	Corporate	7.91%(L) 0.53%(S)	3.15%(L) 0.21%(S)

BNP Paribas Investment Partners SA	H Share	117,641,207	(L)	Investment manager	Corporate	6.00%(L)	2.39%(L)
Morgan Stanley	H Share	101,796,781 34,872,704	(L) (S)(4)	Interest of controlled corporation	Corporate	5.20%(L) 1.78%(S)	2.07%(L) 0.71%(S)

(1)	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interests in a lending pool.
(2)	The long positions in H Shares included 40,175,937 H Shares, which were held in the capacity of beneficial owners, 125,887,468 H Shares were held by investment managers and 147,107,678 H Shares were held as interests of controlled custodian corporation/approved lending agent. The aggregate interests of short positions in H Shares were held in the capacity of beneficial owners. Among the aggregate interests of long position in H Shares, 9,908,000 H Shares were held as derivatives. Among the aggregate interests of short position in H Shares, 11,880,600 H Shares were held as derivatives.
(3)	Among the aggregate interests of long position in H Shares, 28,000 H Shares were held as derivatives. Among the aggregate interests of short position in H Shares, 92,133 H Shares were held as derivatives.
(4)	Among the aggregate interests of long position of H Shares, 7,071,215 H Shares were held as derivatives. Among the aggregate interests of short position in H Shares, 282,000 H Shares were held as derivatives.

Except as described in the table above, we are not aware of any holder of more than 5% of any class of our shares. Our major shareholders do not have voting rights different from those of other shareholders. All of our ordinary shareholders enjoy equal voting rights for each share that they hold.

To our knowledge, other than the Yankuang Group, which owned 52.86% of our Shares as of December 31, 2011, we are not owned or controlled, directly or indirectly, by any other corporation, government, or other natural or legal person or persons, jointly or severally. We are not aware of any arrangement which may at a subsequent date result in a change of control over us.

B.	Related Party Transactions

Our connected transactions (as defined under the Hong Kong Listing Rules) were mainly made with the Controlling Shareholder (including its subsidiaries) for the provision of materials and services, giving rise to the continuing connected transactions (as defined under the Hong Kong Listing Rules) described below, and asset purchase transactions.

Continuing Connected Transactions

        Upon our restructuring for listing, the Controlling Shareholder, the Yankuang Group, injected its major assets and business relating to coal production and operations into the Company, while the Yankuang Group continues to provide products, materials, services and logistics support services to the Company through its remaining businesses and utilizing its remaining assets. In addition, Yankuang Finance, a joint venture established by the Yankuang Group, China Credit Trust Co., Ltd. and the Company, started to provide financial services after its commencement of operation in November 2010. As both the Yankuang Group and the Company are located in Zoucheng City of Shandong Province, we are able to obtain a steady supply of materials, ancillary support services, financial and other services from the Yankuang Group, which may minimize the operational risks, financing costs and financing risks and in turn have a positive impact on our results of operations. In addition, the Yankuang Group purchases products and materials from us at market price, which may secure part of our sales market. Therefore, the continuing connected transactions are necessary and will continue.

Pursuant to approval granted at the eighth meeting of the fifth session of the Board of Directors of the Company held on March 23, 2012, the Company entered into five continuing connected transaction agreements with the Yankuang Group, namely the Materials Supply Agreement, Supply of Labor and Services Agreement, Pension Fund Management Agreement, Coal Products and Materials Supply Agreement and Electricity and Heat Energy Supply Agreement, together with the respective annual caps for such transactions from 2012 to 2014, in the ordinary course of business. The above agreements will become effective upon independent shareholders’ approval during the shareholders’ meeting that was held on April 23, 2012. We determined the prices of these transactions primarily based on government pricing. If there is no government pricing, then the market price applies. If there is no government pricing or market price, then we determine prices based on actual cost. The supply fees can be settled in one lump sum or by installments. The supply fees for continuing connected transactions within the same calendar month shall be settled in the following month, except those transactions which are not yet completed or those amounts which are in dispute.

Pursuant to approval granted at the third meeting and the eighth meeting of the fifth session of the Board of Directors of the Company held on August 19, 2011 and March 23, 2012, respectively, we entered into two Financial Services Agreements with Yankuang Finance. Pursuant to the agreements, Yankuang Finance will provide us with financial services including deposit services, borrowing services and settlement services. The two agreements also fixed the proposed annual caps for the transactions from 2011 to 2012 and from 2012 to 2014, respectively. The above agreement entered into on March 23, 2012 has become effective upon independent shareholders’ approval during the shareholders’ meeting that was held on April 23, 2012. Yankuang Finance has agreed to charge us at the same or a more favorable price for its financial services, compared with those charged by the major commercial banks in the PRC for the same kind of financial services. Fund risk control measures were also taken to safeguard the security of the fund. The previous Financial Services Agreement between our Company and Yankuang Finance dated January 7, 2011 was also terminated.

The continuing connected transactions between our Company and the Controlling Shareholder for 2010 and 2011 included the following:

Continuing Connected Transaction of Supply of Products and Services under the Materials Supply Agreement, Supply of Labor and Services Agreement, Coal Products and Materials Supply Agreement and Electricity and Heat Energy Supply Agreement

Details of arrangement to supply products and services between our Company and Yankuang Group to the Materials Supply Agreement, the Supply of Labor and Services Agreement, the Coal Products and Materials Supply Agreement and the Electricity and Heat Energy Supply Agreement for 2010 and 2011 are shown in the following table.

	For the Year Ended December 31,
	2010		2011
	Amount (RMB’000)	% of operating income	Amount (RMB’000)	% of operating income
Sales of goods and rendering of services by the Group to the Controlling Shareholder	3,361,680	9.65	2,755,278	5.65
Sales of goods and rendering of services by the Controlling Shareholder to the Group	2,258,967	6.48	2,717,912	5.57

Note: The listed figures are under PRC CASs.

The table below shows the effect on profits from sales of coal by the Group to the Controlling Shareholder in 2011:

	Sales income (RMB’000)	Operation cost (RMB’000)	Gross profit (RMB’000)
Coal sold to the Controlling Shareholder	2,088,794	957,921	1,130,873

Note: The listed figures are under PRC CASs.

Continuing Connected Transaction under the Pension Fund Management Agreement

Pursuant to approval granted at the second 2008 extraordinary shareholders’ meeting and according to the Pension Fund Management Agreement and the annual transaction caps thereunder from 2009 to 2011, the Yankuang Group provided free management services for contributions that we make to the endowment insurance fund, basic medical insurance fund, supplementary medical insurance fund, unemployment insurance fund and maternity insurance fund. We contributed an aggregate of approximately RMB1,045.3 million and RMB1,239.6 million to the foregoing insurance funds in 2010 and 2011, respectively.

Continuing Connected Transaction under the Financial Services Agreement

Pursuant to approval granted at the third meeting of the fifth session of the Board of Directors of the Company held on April 19, 2011, we entered into the Financial Services Agreement with Yankuang Finance on August 19, 2011, which sets forth the annual caps for such transactions in 2011 and 2012 as follows:

•	the maximum daily balance (including accrued interests) on our settlement account in Yankuang Finance is RMB1.82 billion;

•	the credit facility limit for each of 2011 and 2012 is RMB1.6 billion; and

•	the total fees for the discounted note services and other financial services is RMB28.54 million, in which the annual cap for discounted note service fees is RMB20.94 million.

As of December 31, 2011, our deposit balance in Yankuang Finance was RMB1,820.0 million, representing 10.6% of our total bank deposits as of December 31, 2011. The payment of the fees for financial services was RMB10.1 million.

Details of the annual transaction cap for 2009, 2010 and 2011 and the actual transaction amounts in 2009, 2010 and 2011 for the above continuing connected transactions are shown in the following table.

Connected Transactions	Agreement	Annual cap for 2011 (RMB’000)	Transaction amount for 2011 (RMB’000)
Materials and facilities provided by Yankuang Group	Materials Supply Agreement	726,000	696,802
Labor and services provided by Yankuang Group	Supply of Labor and Services Agreement	2,594,340	2,021,109
Pension fund management provided by Yankuang Group	Pension Fund Management Agreement	1,451,510	1,239,556
Coal and material provided to Yankuang Group	Coal Products and Materials Supply Agreement	4,650,000	2,574,470
Electricity and heat provided to Yankuang Group	Electricity and Heat Energy Supply Agreement	360,400	180,808
Financial services provided by Yankuang Finance	Financial service agreement
deposit balance		1,820,000	1,820,000
credit facility		1,600,000	0
financial service fee		28,540	10,119

The table below sets forth the continuing connected transactions that we conducted with Yankuang Group or its subsidiaries during the periods indicated:

	Year Ended December 31,
	2009	2010	2011
	(RMB’000)
Sales Income
Sales of coal	2,086,542	2,672,424	2,088,794
Sales of auxiliary materials	317,479	454,254	485,676
Sales of heat and electricity	204,061	235,002	180,808

Total	2,608,082	3,361,680	2,755,278
Expenditure
Utilities and facilities	39,069	34,006	31,646
Purchases of supply materials and equipment	598,498	421,606	696,802
Repair and maintenance services	388,917	262,478	323,550
Social welfare and support services	769,561	794,621	848,121
Technical support and training	26,000	26,000	26,000
Road transportation services	79,560	64,945	73,638
Construction services	242,593	655,311	718,155

Total	2,144,198	2,258,967	2,717,912

Opinions of the Independent Non-executive Directors

The Company’s independent non-executive Directors have reviewed the our continuing connected transactions with the Controlling Shareholder for the year 2011 and confirm that all such connected transactions have been: (i) entered into by us in our ordinary and usual course of business; (ii) conducted either on normal commercial terms, or where there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favorable to independent third parties; and (iii) entered into in accordance with the relevant governing agreement on terms that are fair and reasonable and in the interests of the Shareholders as a whole. The independent directors also confirmed that transaction amount of each of the above continuing connected transactions did not exceed their respective annual caps for 2011 as approved by independent shareholders and the board of directors.

Opinion of the Auditors

Pursuant to the Hong Kong Listing Rules, the Directors have engaged the auditors of the Company to perform certain procedures required by the Hong Kong Listing Rules in respect of the continuing connected transactions of the Group. The auditors have reported to the Directors that the above continuing connected transactions: (1) have received the approval of the Board; (2) are in accordance with the pricing policies of the Company; (3) have been entered into in accordance with the relevant agreement governing the transactions; and (4) have not exceeded the relevant annual caps.

Acquisition from Connected Parties

Installation Payment for the Mining Rights of Jining III Coal Mine

Pursuant to the Jining III Coal Mine Acquisition Agreement entered into between the Company and the Yankuang Group in 2000, we agreed to purchase the mining rights of Jining III Coal Mine for approximately RMB132.5 million. Payment was to be made in ten interest-free annual installments beginning in 2001. We paid the total of RMB132.5 million in full for the mining rights of Jining III Coal Mine from 2001 to 2010.

External Connected Transactions Entered Into Jointly by Us and Related Parties

Investment in Yankuang Finance among Yankuang Group

Pursuant to approval granted at the thirteenth meeting of the third session of the Board of Directors held on August 3, 2007, we established Yankuang Finance jointly with the Yankuang Group and China Credit Trust Co., Ltd. The registered capital of Yankuang Finance is RMB500.0 million, of which we have contributed RMB125.0 million in cash, representing an equity interest of 25%. Yankuang Finance commenced its operations on November 1, 2010. Yankuang Finance provides financial services such as accepting deposits from members, interbank borrowings and making the bill acceptance and discount for its members.

Establishment of Future Energy

For details of our establishment of Future Energy, please see “Item 4 Information on the Company — A. History and Development of our Company — Establishment of Future Energy”. Up to the date of this annual report, we have paid RMB945 million as the registered capital of Future Energy.

Debt and Debt Obligations Between the Controlling Shareholder and Our Company

The table below sets forth the balances due from/to the Controlling Shareholder between the Controlling Shareholder and us in 2011.

	Balance due from		Balance due to
Related Parties	Amount involved	Remaining	Amount involved	Remaining
	(RMB’000)
Yankuang Group	4,547,983	2,595,569	4,063,259	1,155,168

Amounts due to the Controlling Shareholder and Its Subsidiaries

For the details of the amounts due to the Controlling Shareholder and its subsidiaries, please refer to “Item 5 — Operating and Financial Review and Prospects — F. Contractual Obligations — Amounts due to the Controlling Shareholder and Its Subsidiaries.” As of December 31, 2011, the Controlling Shareholder or its subsidiaries had not used our funds for non operational matters.

Transactions / Balances with Other State-owned Entities in the PRC

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

Material transactions with other state-owned entities are as follows:

	Year Ended December 31,
	2009	2010	2011
	(RMB’000)
Trade sales	6,970,855	9,823,814	8,487,421
Trade purchases	1,191,783	1,581,427	2,597,741

Material balances with other state-owned entities are as follows:

	As of December 31,
	2010	2011
	(RMB’000)
Amounts due from other state-owned entities	1,320,801	681,413
Amounts due to other state-owned entities	443,403	580,726

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

Interest of Management in Certain Transactions

None of the Directors or supervisors or executive officers had, either directly or indirectly, any material interest in any significant material contract to which we were a party during the year ended December 31, 2011.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

You should read “Item 18. Financial Statements” for information regarding our audited consolidated financial statements and other financial information.

Significant Legal Proceedings and Arbitration

We were not involved in any other significant litigation or arbitration during the reporting period other than as disclosed in this report.

Dividend Policy

Pursuant to approval granted at the annual general meeting for the year 2008 held on June 26, 2009, the Company amended the terms of the Articles of Association relating to profit distribution.

According to our Articles of Association, we shall maintain the continuance and stability of our profit distribution policy. We pay final dividends once a year. Shareholders shall, by way of an ordinary resolution, authorize our Board of Directors to declare and pay dividends, and we distribute interim dividends pursuant to the approval of the board and shareholders. We may distribute dividends in the form of cash or shares. Cash dividends shall account for approximately 35% of the net profit of the fiscal year after deduction of the statutory common reserve. Pursuant to our Articles of Association, our after-tax profit shall be allocated in the following order: (1) compensation of losses (if our statutory common reserve fund is not sufficient to compensate our losses from the previous year, we will utilize our after tax profit to compensate our losses before making any provision for the statutory common reserve fund) (2) allocation to the statutory common reserve fund; (3) allocation to the discretionary common reserve fund upon approval by a resolution of a shareholders’ general meeting; and (4) dividend payments for ordinary shares.

The Company’s dividend distribution plan was approved at the 2010 annual general meeting on May 20, 2011 to distribute cash dividends of RMB0.59 per share (tax inclusive) for 2010. As of the date of this annual report, the 2010 dividends have been distributed to the Shareholders.

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

As of December 31, 2011, our share capital structure was as follows:

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

As of December 31, 2011, we had 2,600,021,800 listed Shares that were subject to trading restrictions, substantially all of which are held by our Controlling Shareholder on behalf of the State and the remainder by our Directors, supervisors and executive officers.

In 2011, our listed Shares subject to trading restrictions did not change. The following table sets forth information on Shares subject to trading restrictions.

Shareholders	Shares subject to trading restrictions as of January 1, 2011 (shares)	Shares released from trading restrictions in 2011 (shares)	Increase in Shares subject to trading restrictions in 2011 (shares)	Shares subject to trading restrictions as of December 31, 2011 (share)	Basis for Imposition of or release from Trading restriction

Yankuang Group	2,600,000,000	0	0	2,600,000,000	Share reform plan(1)

WU Yuxiang	20,000	0	0	20,000	Share held by Directors, Supervisors and senior management
SONG Guo	1,800	0	0	1,800

Total	2,600,021,800	0	0	2,600,021,800	—

Capitalization of Capital Reserve and Our Capital Structure:

Our total Shares remained the same in 2011; however, our shareholding structure changed to reflect the release of the restriction on restricted Shares held by Directors, Supervisors and senior management:

	Number of Shares as of January 1, 2010	Increase/decrease in shares during the year	Number of Shares as of December 31, 2011
Restricted Shares	2,600,021,800	—	2,600,021,800
Promoter Shares	2,600,000,000	—	2,600,000,000
A Shares held by our Directors, supervisors and executive officers	21,800	—	21,800
Unrestricted Shares	2,318,378,200	—	2,318,378,200
A Shares	359,978,200	—	359,978,200
H Shares	1,958,400,000	—	1,958,400,000

Total	4,918,400,000	—	4,918,400,000

The table below sets forth certain market information relating to the H Shares, ADSs and A Shares for the periods indicated:

	Price per H Share (HK$)		Price per ADS (US$)		Price per A Share (RMB)
	High	Low	High	Low	High	Low
Annual highs and lows

2007	17.82	6.28	23.35	8.01	27.68	7.07
2008	17.94	2.98	22.90	4.04	26.99	7.60
2009	17.34	4.00	22.32	5.11	26.15	8.40
2010	25.25	14.00	32.26	18.29	33.65	14.88
2011	32.95	13.72	41.89	17.49	39.50	20.38

Quarterly highs and lows

2009
First quarter	7.10	4.00	9.08	5.11	13.35	8.40
Second quarter	11.70	5.55	15.00	7.33	16.81	12.60
Third quarter	13.00	9.20	16.81	11.68	23.70	14.60
Fourth quarter	17.34	10.48	22.32	13.52	26.15	16.95
2010
First quarter	20.75	14.00	25.65	18.39	25.66	18.47
Second quarter	22.40	14.50	28.72	18.50	23.76	16.27
Third quarter	19.18	14.50	24.71	18.29	19.50	14.88
Fourth quarter	25.25	19.40	32.26	24.54	33.65	18.98
2011
First quarter	29.25	21.05	36.71	27.67	36.45	23.29
Second quarter	32.95	27.55	41.89	35.41	39.50	29.92
Third quarter	31.20	16.02	41.62	20.75	36.98	26.50
Fourth quarter	22.60	13.72	28.22	17.49	30.44	20.38

Monthly highs and lows

2011
October	21.60	13.72	27.08	17.49	30.44	24.30
November	22.60	17.28	28.22	22.07	30.10	25.60
December	19.08	15.36	24.74	20.01	27.24	20.38

2012
January	19.78	15.72	25.47	20.87	25.29	20.61
February	20.15	18.14	25.81	23.75	26.54	23.32
March	19.36	16.20	24.86	20.56	26.40	22.06
April (through April 13, 2012)	17.48	16.22	22.32	20.85	23.65	22.01

As of December 31, 2011, a total of 1,958,400,000 H Shares were outstanding, of which approximately 139,336,980 H Shares or 7.1% of the outstanding H Shares, were held in the form of 19,744,158 ADSs. The outstanding ADSs were held collectively by 110 holders of record as of March 31, 2011.

Repurchase, Sale or Redemption of H shares

The shareholders at the 2010 first A shareholders’ meeting and the 2010 first H shareholders’ meeting, each of which was held on June 25, 2010, and the 2010 Annual General Meeting, held on May 20, 2011, resolved and granted the Board of Directors a general mandate to (i) repurchase H Shares up to 10% of the outstanding H Shares as of the date of the resolutions’ passage; and (ii) issue additional H shares up to 20% of the outstanding H Shares as of the date of the resolutions’ passage. During the mandate period, the Board of Directors may exercise the mandate based on our interests and market conditions, subject to the approvals of the relevant regulatory authorities and in compliance with laws, regulations and the Articles of Association. As of the date of this annual report, the general mandate to repurchase H Shares or issue additional H Shares has not been exercised.

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

Selected Summary of our Articles of Association

A copy of the English translation of our Articles of Association was filed with the Commission as an exhibit to our registration statement on Form F-1 under the Securities Act in connection with the global offering of our H Shares and related American Depositary Shares in 1997. The following table sets forth the dates our Articles of Association were amended or filed with the Commission, or both:

Date of Amendment to the Articles of Association	Filing
April 22, 2002	Appendix to 2001 20-F
June 25, 2004	Appendix to 2003 20-F
July 8, 2004	Appendix to 2004 20-F
June 28, 2005 August 22, 2005	Appendix to 2005 20-F

June 28, 2006	Appendix to 2006 20-F
November 10, 2006
June 15, 2007	Appendix to 2007 20-F
January 30, 2008	Appendix to 2008 20-F
December 23, 2008
June 26, 2009	Appendix to 2010 20-F
June 25, 2010
February 18, 2011
May 20, 2011
April 23, 2011	Appendix to 2011 20-F

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

Where a Director , supervisor or senior officer of the Company is in any way, directly or indirectly, materially interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the Company (other than his contract of service with the Company), he shall declare the nature and extent of his interests to the Board of Directors at the earliest opportunity, whether or not the contract, transaction or arrangement or proposal therefore is otherwise subject to the approval of the board of directors. Unless the interested director, supervisor or senior officer discloses his interests in accordance with the preceding sub-paragraph of this Article and the contract, transaction or arrangement is approved by the board of directors at a meeting in which the interested director, supervisor or senior officer is not counted as part of the quorum and refrains from voting, a contract, transaction or arrangement in which that Director, supervisor or senior officer is materially interested is voidable at the instance of the Company except as against a bona fide party thereto who did not have notice of the breach of duty by the interested director, supervisor or senior officer.

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

Description of the Shares and Shareholder Rights

As of December 31, 2011, our share capital structure consists of 4,918,400,000 ordinary shares, comprising

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

Mergers and Acquisitions

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

Acquisition Agreement with Syntech Resources Pty Ltd and Syntech Holdings II Pty Ltd

On May 13, 2011, Yancoal Australia and Austar Company entered into a share sale agreement with GS Power Holdings LLC to acquire the entire equity interest in Syntech Resources Pty Ltd. and Syntech Holdings II Pty Ltd., for a consideration of A$202.5 million. The principal business of Syntech Resources Pty Ltd. and Syntech Holdings II Pty Ltd. includes the exploration, production, sorting and processing of coal. Upon the approvals by relevant administrative authorities, the equity transfer was completed on August 1, 2011. Upon the completion of the equity transfer, Austar Company owns Cameby Downs Coal Mine and operates the Syntech Project.

Acquisition of Inner Mongolia Xintai

On July 11, 2011, Ordos Neng Hua entered into an equity transfer agreement with two individual to acquire 80% of the equity interest in Inner Mongolia Xintai for a consideration of RMB2,801.6 million. The equity transfer was completed on November 4, 2011.

Share Sale Agreement with Wesfarmers Premier Coal Limited and Wesfarmers Char Pty Ltd

On September 27, 2011, Austar Company entered into a share sale agreement with Wesfarmers Coal Resources Pty Ltd., Wesfarmers Chemicals, Energy and Fertilisers Limited, Wesfarmers Resources Limited. Pursuant to the share sale agreement, Austar Company will acquire the entire equity interest in Wesfarmers Premier Coal Limited and Wesfarmers Char Pty Ltd., for a consideration of A$296.8 million. Wesfarmers Premier Coal Limited is engaged in the exploration, production and processing of coal and Wesfarmers Char Pty Ltd. is engaged in research and development of the technology and procedures relating to processing coal char from low grade coal. We completed the share transfer in December 2011.

Purchase Agreement with Devonian Potash Inc. and North Atlantic Potash Inc.

On July 18, 2011, the Company entered into two purchase agreements with Devonian Potash Inc. and North Atlantic Potash Inc. and assigned to Yancoal Canada on September 22, 2011. Pursuant to the purchase agreement, we acquired 11 potash mineral exploration permits from Devonian Potash Inc. and eight potash mineral exploration permits from North Atlantic Potash Inc., for a total consideration of US$260 million. The transfer has been approved by relevant administrative authorities in China and Canada. We completed the permit transfer registration in September 2011.

Merger Proposal Deed with Gloucester

On December 22, 2011, we and Yancoal Australia entered into a merger proposal deed with Gloucester (amended in March 2012) pursuant to which Yancoal Australia intends to implement a merger by way of a scheme of arrangement under Australian law pursuant to which it or its subsidiary will acquire all of the shares of Gloucester, and Gloucester’s shareholder will received a combination of Yancoal Australia ordinary shares and CVR Shares, unless they elect to receive only Yancoal Australia ordinary shares. See “Item 4. Information on the Company — A. History and Development of our Company — Acquisitions — Gloucester Acquisition.”

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

Taxation on Dividends

Individual investors. Under the Individual Income Tax Law of the PRC of 1993, as amended on December 29, 2007, and other applicable tax laws and regulations, dividends paid by Chinese companies to individuals are generally subject to a PRC withholding tax of 20%. Foreign persons are generally subject to a 20% withholding tax on the dividends received from Chinese companies, unless they are subject to tax relief under applicable taxation arrangement. The SAT issued the Notice on the Issues Concerning the Collection and Administration of Individual Income Tax Following the Repeal of Circular 45, under which Hong Kong residents will generally be subject to a dividend withholding tax of 10% pursuant to the arrangement for the avoidance of double taxation signed between the PRC and Hong Kong.

Enterprises. According to the EIT Law and the Notice of the State Administration of Taxation on the Issues Concerning Withholding the Enterprise Income Tax on the Dividends Paid by Chinese Resident Enterprises to H Share Holders Which are Overseas Non-resident Enterprises promulgated on November 6, 2008, where a Chinese resident enterprise pays dividends for the year of 2008 or any year thereafter to its H shareholders that are overseas non-resident enterprises, it shall withhold the enterprise income tax thereon at the uniform rate of 10%. After receiving dividends, a non-resident enterprise shareholder may submit an application to the competent tax authority to claim any treatment under a relevant tax agreement (arrangement).

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

According to the Interim Measures for Administration of Withholding at Source of Income Tax of Non-resident Enterprises, which was promulgated by the SAT on January 9, 2009, when two non-resident enterprises enter into an equity assignment transaction to transfer the equity of a Chinese enterprise outside the territory of China, the assigning non-resident enterprise shall pay taxes to the competent tax authority in the place where the Chinese enterprise whose equity has been transferred is located. In addition, the Chinese enterprise whose equity is being assigned shall assist the tax authority in the collection of applicable taxes for the transaction.

With respect to individual holders of H Shares, the Provisions for Implementing the Individual Income Tax Law of China, as amended, provides that the levy of individual income tax on the gains realized on the sale of shares will be regulated and separate rules will be drafted by the Ministry of Finance. However, to date, no such implementing measures have been promulgated by the Ministry of Finance, and no individual income tax on gains realized on sales of shares has been levied. On June 20, 1994, February 9, 1996 and March 30, 1998, the Ministry of Finance and the SAT issued notices providing that gains realized by individuals were temporarily exempt from individual income tax. If such exemption becomes inapplicable or is not renewed, a non-PRC enterprise shareholder might be subject to a 20% tax on capital gains under the Individual Income Tax Law of the PRC and its amendments.

Additional PRC Tax Considerations

Under the Provisional Regulations of the PRC Concerning the Stamp Duty, Chinese stamp duty is not imposed on the transfer of shares, such as the H Shares or ADSs, of Chinese publicly traded companies by non-Chinese investors that take place outside of China.

United States Federal Income Taxation

Investors are strongly urged to consult their own tax advisors to determine the particular United States federal, state, local, treaty and foreign tax consequences related to purchasing, owning or disposing of the H Shares or ADSs.

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

Based on the current and anticipated composition of our assets and income and current expectations regarding the price of the H Shares and ADSs, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2009 taxable year and we do not intend on or anticipate becoming a PFIC for any future taxable year. The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard for the taxable year ending December 31, 2011 until the close of the 2011 taxable year. Changes in the nature of our income or assets or a decrease in the trading price of the H Shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year.

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

Taxation of Capital Gains

No Hong Kong tax is imposed on capital gains arising from the sale of property (such as H shares) acquired and held as investment assets. However, if a person carries on a trade, profession or business in Hong Kong (e.g., trading and dealing in securities) and derives trading gains from that trade, profession or business in or from Hong Kong, Hong Kong profits tax will be payable. Gains from purchases and sales of H shares effected on the Hong Kong Stock Exchange are considered to derive from or arise in Hong Kong for this purpose. Hong Kong profits tax is currently charged at the rate of 16.5% for corporations and at the rate of 15% for individuals.

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

I.	Subsidiaries

As of December 31, 2011, we owned the following significant subsidiaries:

Name of subsidiary	Country of incorporation/ registration	Issued and fully paid capital/ registered capital	Proportion of registered capital/issued share capital held by us		Proportion of voting power held	Principal activities
			Directly	Indirectly
Moolarben Coal Mines Pty Limited	Australia	A$2	—	100%	100%	Coal business development
White Mining (NSW) Pty Limited	Australia	A$10	—	100%	100%	Coal mining and sales
Yancoal Australia Limited	Australia	A$64,000,000	100%	—	100%	Management of investment project in Australia
Yanzhou Coal Ordos Neng Hua Company Limited	PRC	RMB500,000,000	100%	—	100%	Coal resources exploration in Inner Mongolia and construction of a 600,000-tonne methanol project
Yancoal Resources Limited	Australia	A$446,410,000	—	100%	100%	Coal mining, sales and exploration

For details of our shareholding in other direct and indirect subsidiaries, please see “Item 4 Information on the Company — C. Organizational Structure”.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. As a global concern, we are exposed to adverse developments in commodity prices, interest rates, foreign currency exchange rates, equity prices and inflation. These exposures may change over time as our business develops and could have a material impact on our financial results.

Commodity Price Risk

Price fluctuations may directly affect our operating and financial performance. We have historically experienced substantial price fluctuations and believe these fluctuations will continue. We primarily face risk relating to coal price fluctuations, and to a lesser extent methanol price fluctuations. For the years ended December 31, 2009, 2010 and 2011, the average selling price of our coal products in the PRC was RMB529.2, RMB663.5 and RMB707.7 per tonne, respectively. The periodic fluctuation in coal prices was caused by factors such as general economic conditions, supply and demand and the level of global inventories. Although the average selling price of our coal increased in 2011, the price may fluctuate as a result of pricing guidelines announced by the government authorities from time to time, temporary price controls, general economic conditions, supply and demand and the level of global inventories, which may, in turn, adversely affect our results of operations and financial condition.

We expect the production capacities of new domestic methanol facilities to increase, which may cause the supply of methanol to exceed demand. Methanol prices may decrease as a result of this overproduction, uncertain demand and an increase in imported methanol. However, methanol prices may also increase due to any increases in the prices of coal, natural gas, electricity and transportation, and the promotion of ethanol gasoline for motor vehicles by the PRC government.

Interest Rate Risk

We are exposed to interest rate risk caused by interest rate changes in relation to our bank borrowings and our other indebtedness, as well as our variable-rate bank balances, term deposits and restricted cash held with banks. Our interest rate risk primarily arises due to fluctuations in the PBOC benchmark interest rate in relation to our RMB-denominated borrowings and fluctuations in LIBOR in relation to our U.S. dollar-denominated borrowings. We undertake debt obligations to fund our ordinary expenses, including capital expenditures and working capital needs. Upward fluctuations in interest rates increase the cost of new debt and the interest cost of outstanding variable rate liabilities. Interest rate fluctuations can also lead to significant fluctuations in the fair values of our debt obligations.

The Company monitors its interest rate exposure and has entered into contracts with three banks to hedge a proportion of borrowings issued at variable interest rates through the use of floating-to-fixed interest rate swap contracts. As of December 31, 2011, the outstanding notional amount of these interest rate swap contracts was approximately RMB9,451 million (US$1,500 million). These interest rate swap contracts mature within four years from the date of the contract and have an assessment period of three months with a floating rate of LIBOR + 0.75% and fixed rates of approximately 2.75%, 2.42% and 2.41% for the three contracts, respectively. The noncurrent portion of the derivatives is not material and is included in the current portion.

As of December 31, 2011, our Australian subsidiaries had not entered into any contracts with banks to hedge a portion of borrowings issued at variable interest rates through the use of floating-to-fixed interest rate swap contracts.

Our exposure to interest rate risk on our financial assets and liabilities, as well as our sensitivity to interest rate fluctuation, are not significant. We have prepared a sensitivity analysis to assess the impact of interest rate fluctuations on our 2011 operating results, assuming the financial instruments outstanding at the end of the reporting period were outstanding for the whole year and all the variables were held constant, including the interest rate fluctuation of the above-mentioned PBOC rate and LIBOR. Based on this analysis, we estimate that an increase in interest rates of 1% would have decreased our reported net income attributable to our equity holders for 2011 by approximately RMB114.3 million.

Foreign Currency Exchange Rate Risk

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

RMB fluctuations mainly affect our (i) income from coal exports, which must be converted into RMB since our coal exports are denominated in U.S. dollars; (ii) conversion of foreign currency deposits and loans; (iii) exposure to the foreign currency loans we granted to our foreign operations; and (iv) costs of imported equipment and fittings.

The sales and costs of each entity in our Company are generally denominated in the functional currency of the relevant entity. Accordingly, we are not exposed to significant foreign currency risk attributable to operations. However, our results have been significantly affected by volatility in exchange rates affecting the fair value of our foreign currency-denominated bank borrowings, giving rise to substantial exchange gains and losses. The table below sets forth the foreign currency-denominated assets and liabilities of the Company and its Subsidiaries that are in currencies other than the functional currency of the entity that carries such assets or liabilities on its balance sheet as of December 31, 2011.

	Liabilities		Assets
	2011	2010	2011	2010
	(foreign currencies converted and denominated in RMB millions)
United States dollars (US$)	19,309.8	20,516.3	1,025.7	902.4
Euro (EUR)	—	—	0.2	0.2
Hong Kong dollar (HK$)	—	—	0.5	6.1
Notional amounts to sell US$ foreign exchange contracts used for hedging	1,996.3	—	2,836.0	4,169.0
Notional amounts of buy US$ foreign exchange contracts used for hedging	—	79.0	—	—
Notional amounts of buy Yen foreign exchange contracts used for hedging	—	9.0	—	—

Except as disclosed in our financial statements and as described below, we do not have a foreign currency hedging policy. However, our management monitors our foreign exchange exposure and will consider hedging significant currency exposure if the need arises.

We have prepared a sensitivity analysis to assess the impact of exchange rate fluctuations on our operating results based on a 5% increase or decrease in the exchange rates for the U.S. dollar or Hong Kong dollar against the Renminbi. The sensitivity analysis includes only outstanding monetary items denominated in foreign currencies and adjusts the translation of these monetary items as of the end of the indicated year for a 5% change in the exchange rates for the relevant currencies. The sensitivity analysis also assesses the impact of a 5% increase or decrease in the exchange rate for the Australian dollar against the U.S. dollar, which would affect loans to foreign operations within our Company that are denominated in a currency other than the functional currency of the lender or the borrower.

The sensitivity analysis represents management’s assessment of reasonably possible changes in foreign exchange rates over the period until the next annual balance sheet date. It includes only outstanding foreign currency-denominated monetary items and adjusts their translation at the year end for a 5% change in foreign currency rates and also assumes all other risk variables remained constant. The sensitivity analysis includes loans to foreign operations within the Company where the denomination of the loan is in a currency other than the functional currency of the lender or the borrower.

The following table sets forth the sensitivity analysis of the relevant foreign currencies of the periods indicated:

	US$(1)		HK$(1)
	2011	2010	2011	2010
	(RMB in millions)

Increase (decrease) to profit and loss

- if RMB weakens against respective foreign currency	14.3	35.3	—	0.2

- if RMB strengthens against respective foreign currency	(14.3)	(35.3)	—	(0.2)

	US$(2)
	2011	2010
	(RMB in millions)

Increase (decrease) to profit and loss

- if AUD weakens against respective foreign currency	(873.6)	(718.0)

- if AUD strengthens against respective foreign currency	873.6	718.0

Increase decrease) to profit attributable to the equity holders of the Company

- if AUD weakens against respective foreign currency	(680.6)	(726.0)

- if AUD strengthens against respective foreign currency	680.6	726.0

(1)	Reflects primarily our exposure outstanding on bank deposits and loans to foreign operations or subsidiaries denominated in U.S. dollars and Hong Kong dollars as of the year end.
(2)	Reflects primarily the exposure outstanding on the loans to foreign operations within the Company, foreign currency bank borrowings and derivative financial instruments where the denomination of the loan is in a currency other than the functional currency of the borrower.

During the year ended December 31, 2011, our subsidiaries in Australia entered into forward foreign exchange contracts to sell or purchase specified amounts of foreign currencies in the future at stipulated exchange rates. The objective of entering into the forward foreign exchange contracts is to reduce the foreign exchange rate-related volatility of revenue streams and capital expenditures and thereby assist in our risk management. These contracts are to sell or purchase U.S. dollars with Australian dollars. The outstanding contracts to sell U.S. dollars hedge highly probable forecasted sales of coal, whereas the outstanding contracts to buy U.S. dollars and Yen contracts relate to the purchase of mining equipment.

As of December 31, 2011, the outstanding notional amount to sell U.S. dollars and buy Australian dollars was approximately RMB4,832 million, all maturing within one year with forward rates ranging approximately from US$1.00 = A$0.9182 to US$1.00 = A$1.080.

As of December 31, 2011, we had not entered into any contracts to buy United States dollars or buy Yen.

For the year ended December 31, 2011, the ineffective hedging portion of the changes in fair values of the forward foreign exchange contracts of approximately RMB1.9 million was recognized as selling, general and administrative expenses.

Equity Price Risk

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

Inflation Risk

The recent global economic slowdown and turmoil in the global financial markets that began in the second half of 2008 have had a negative impact on the PRC economy, including increases in the inflation rate as measured by the consumer price index. According to the National Bureau of Statistics of the PRC, the change in the Consumer Price Index in China was -0.7%, 3.3% and 5.4% in 2009, 2010 and 2011, respectively. Inflation generally results in the increase of fuel prices, which is a component of our cost of sales. An increase in the price of fuel could lead to a corresponding increase in the cost of our coal production and have a material adverse affect on our business and results of operations.

Liquidity Risk

We are exposed to liquidity risks related to meeting our financial obligations as they fall due. To mitigate this risk, we monitor and maintain a level of cash and cash equivalents deemed adequate by our management to finance our operations. Our management also monitors the utilization of bank borrowings and ensures compliance with loan covenants to ensure that we are able to meet our short-term and long-term liquidity requirements.

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

The Bank of New York Mellon, as depositary, has agreed to waive certain standard fees related to the administration of our ADR program and investor relationship programs. From January 1, 2010 to December 31 2011, the total amount of the fees that were waived was US$133,133.57.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2011, we were not in default, in arrears or otherwise delinquent in the payment of principal or interest of any indebtedness or dividends.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our general manager and chief financial officer, our management evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as amended) as of December 31, 2011. Based on the evaluation described below, our general manager and chief financial officer concluded that, as of that date, our disclosure controls and procedures were effective.

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

Management conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this evaluation, management concluded that our internal control over financial reporting was effective to provide reasonable assurance that the desired control objectives were achieved as of December 31, 2011.

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by Grant Thornton, our independent registered public accounting firm, as stated in their report which is included herein.

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

Upon approval at the extraordinary general meeting held on February 18, 2011, Grant Thornton and Grant Thornton Jingdu Tianhua were appointed as the international auditors of the Company and its subsidiaries and should hold this office until the conclusion of the 2010 annual general meeting of the Company. Upon approval at the Annual General Meeting held on May 20, 2011, Grant Thornton Jingdu Tianhua (i.e. Grant Thornton and Grant Thornton Jingdu Tianhua) and ShineWing Certified Public Accountants were appointed as our international and domestic auditors, respectively, for the year ended December 31, 2011. Grant Thornton Jingdu Tianhua and Grant Thornton audit the financial statements of the Company with respect to the listing of the H shares on the Hong Kong Stock Exchange and reporting requirements of the Hong Kong Stock Exchange and the listing of the ADSs on the NYSE and reporting requirements of the SEC and the NYSE, respectively. Grant Thornton is therefore the principal auditor for the purpose of this filing.

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

The following table sets forth the aggregate audit fees of our principal accountants for periods indicated:

	Audit Fees
	(RMB)	(AUD)
2010	7,300,000	800,000
2011	7,300,000	800,000

In addition, we also paid RMB500,000 to our principal accountants as internal control assessment fees in 2011.

Audit-related Fees, Tax Fees, All Other Fees

In 2011, we paid our principal accountants (domestic auditors) audit fees of RMB200,000 for our proposed RMB Bond Offering. We did not incur other audit-related fees, tax fees or other fees for professional service rendered by our principal accountants during the last two fiscal years.

Audit Committee Pre-Approval Policies and Procedures

The audit committee of our Board of Directors is responsible for, among other things, the recommendation or termination of external auditors subject to the requirements of applicable domestic and overseas listing rules and regulations. Before our principal accountants were engaged by the Company or our subsidiaries to render audit or non-audit services, their respective engagements were approved by our audit committee. All of the audit services provided by Grant Thornton (SEC principal auditor), Grant Thornton Jingdu Tianhua (Hong Kong H Share auditor) and ShineWing Certified Public Accountants (China domestic statutory auditor) in 2011 were pre-approved by our audit committee.

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

Our connected directors do not accept any consulting fees or other compensation from our Group or any subsidiary of our Group, directly or indirectly, except for serving as members of our Board and Audit Committee, which meets the independence requirements under Rule 10A-3(1)(ii)(A) of the Exchange Act.

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

At the 2009 annual general meeting of the Company held on June 25, 2010, the shareholders of our Company approved the appointment of Grant Thornton Hong Kong as the Company’s international auditor for the year ended December 31, 2010. On November 26, 2010, it was announced that BDO and Grant Thornton Hong Kong had concluded an agreement to merge their businesses and practice in the name of BDO Limited. As a consequence of this merger, the Grant Thornton Hong Kong entity changed its name to JBPB & Co on December 10, 2010 and ceased trading. It was noted that Grant Thornton Hong Kong had ceased to be a member firm of Grant Thornton International with effect from November 23, 2010. The audit committee of our Board recommended the appointment of Grant Thornton (for the purpose of reporting to the United States Securities and Exchange Commission) and Grant Thornton Jingdu Tianhua (for the purpose of the Hong Kong H Share listing) as the international auditors to replace JBPB on December 24, 2010, which was approved by the Board on December 30, 2010. Subsequently JBPB tendered its letter of resignation, and the appointment of Grant Thornton and Grant Thornton Jingdu Tianhua as our international auditors was approved at the extraordinary general meeting held on February 18, 2011. We reported the change in our independent registered public accounting firm on Form 6-K filed with the SEC on January 3, 2011.

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

We provided a copy of this disclosure to JBPB and requested that JBPB furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from JBPB addressed to the SEC, dated June 24, 2011, was filed as Exhibit 15.3 to the Form 20-F for the year ended December 31, 2010 which we filed with SEC on June 24, 2011.

(b)	Engagement of New Principal Accountant

On December 30, 2010, the Board approved the proposal to appoint Grant Thornton and Grant Thornton Jingdu Tianhua as the independent registered public accounting firms of the Company and should hold office until the conclusion of the 2010 annual general meeting of the Company. On February 18, 2011, the appointment of Grant Thornton and Grant Thornton Jingdu Tianhua as our independent registered public accounting firms was approved at the extraordinary general meeting. Grant Thorton Jingdu Tianhua and Grant Thorton audit the financial statements of the Company with respect to the listing of the H Shares on the Hong Kong Stock Exchange and reporting requirements of the Hong Kong Stock Exchange and the listing of the ADSs on the NYSE and reporting requirements of the SEC and the NYSE, respectively. During the fiscal year ended December 31, 2009 and through February 18, 2011, neither we nor anyone on our behalf consulted Grant Thornton or Grant Thornton Jingdu Tianhua regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements. Also, we have not obtained any written report or oral advice that Grant Thornton and Grant Thornton Jingdu Tianhua concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement”, as that term is defined in Item 16F(a)(1)(v) of Form 20-F and related instructions to Item 16-F of Form 20-F, with Grant Thornton and Grant Thornton Jingdu Tianhua or a “reportable event”, as that term is described in Item 16F(a)(1)(v) of Form 20F).

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

	NYSE Listed Company Manual Requirements on Corporate Governance	Our Practice

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

ITEM 16H.	MINING SAFETY DISCLOSURE

As of the date of this annual report, the Company did not own or operate any mine in the United States. For details of the mining safety control of our coal mines in China and Australia, see “Item 4. Information on the Company — B. Business Overview — Coal Business — Safety Control.”

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report on Form 20-F.

ITEM 19.	EXHIBITS

Documents filed as exhibits to this annual report:

Exhibit Number	Description

1.1	Articles of Association of Yanzhou Coal Mining Limited

4.1	Share Sale Agreement among GS Power Holdings LLC, Austar Coal Mine Pty Ltd and Yancoal Australia Limited

4.2	Equity Transfer Agreement among Wang Jun, He Ning and Yanzhou Coal Ordos Neng Hua Company Limited

4.3	Share Sale Agreement among Wesfarmers Coal Resources Pty Ltd., Wesfarmers Chemicals, Energy and Fertilisers Limited, Wesfarmers Resources Limited and Austar Coal Mine Pty Ltd.

4.4	Purchase Agreement between Yanzhou Coal Mining Limited and Devonian Potash Inc.

4.5	Purchase Agreement between Yanzhou Coal Mining Limited and North Atlantic Potash Inc.

4.6	Merger Proposal Deed among Yancoal Australia Limited, Yanzhou Coal Mining Company Limited and Gloucester Coal Ltd.

4.7	Amendment Deed to the Merger Proposal Deed among Yancoal Australia, Yanzhou Coal Mining Company Limited and Gloucester Coal Ltd.

8.1	List of subsidiaries of Yanzhou Coal Mining Company Limited

12.1	Certification of general manager pursuant to Rule 13a-14 or 15d-14 promulgated under the U.S. Securities Act of 1934

12.2	Certification of chief financial officer pursuant to Rule 13a-14 or 15d-14 promulgated under the U.S. Securities Act of 1934

13.1	Certification of general manager pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Certification of chief financial officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YANZHOU COAL MINING COMPANY LIMITED
(Registrant)

Date: April 27, 2012	By:	/s/ ZHANG YINGMIN
	Name:	Zhang Yingmin
	Title:	General Manager

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

AND REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

YANZHOU COAL MINING COMPANY LIMITED 兖州煤业股份有限公司

(A joint stock company with limited liability established in the People’s Republic of China)

We have audited the accompanying consolidated balance sheets of Yanzhou Coal Mining Company Limited and its subsidiaries (the “Group”) as of December 31, 2011 and 2010, and the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2012 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Grant Thornton

Beijing, People’s Republic of China

April 26, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

YANZHOU COAL MINING COMPANY LIMITED 兖州煤业股份有限公司

(A joint stock company with limited liability established in the People’s Republic of China)

We have audited the internal control over financial reporting of Yanzhou Coal Mining Company Limited and its subsidiaries (the “Group”) as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Report on Internal Control over Financial Reporting disclosed in Item 15 of the Form 20-F (“Management’s Report”). Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Group and our report dated April 26, 2012 expressed an unqualified opinion on those financial statements.

/s/ Grant Thornton

Beijing, People’s Republic of China

April 26, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Yanzhou Coal Mining Company Limited

We have audited the accompanying consolidated income statement, statement of comprehensive income, changes in equity and cash flows of Yanzhou Coal Mining Company Limited and its subsidiaries (the “Group”) for the year ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and its cash flows of the Group for the year ended December 31, 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ JBPB & Co. (formerly known as GRANT THORNTON)

Hong Kong

June 29, 2010

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
	NOTES	2011	2010	2009
		RMB’000	RMB’000	RMB’000
GROSS SALES OF COAL	7	45,181,229	32,590,911	19,947,748
RAILWAY TRANSPORTATION SERVICE INCOME		476,852	513,282	267,345
GROSS SALES OF ELECTRICITY POWER		327,969	185,542	187,540
GROSS SALES OF METHANOL		1,059,323	629,290	258,867
GROSS SALES OF HEAT SUPPLY		20,467	25,227	15,638

TOTAL REVENUE		47,065,840	33,944,252	20,677,138

TRANSPORTATION COSTS OF COAL	7	(1,248,268)	(1,160,470)	(403,311)
COST OF SALES AND SERVICE PROVIDED	8	(25,725,294)	(16,801,323)	(10,589,991)
COST OF ELECTRICITY POWER		(362,472)	(195,536)	(190,802)
COST OF METHANOL		(930,239)	(716,802)	(352,943)
COST OF HEAT SUPPLY		(13,777)	(12,490)	(9,734)

GROSS PROFIT		18,785,790	15,057,631	9,130,357

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	9	(6,570,203)	(5,093,904)	(3,820,241)
SHARE OF INCOME OF ASSOCIATES	28	68,939	8,870	109,786
OTHER INCOME	10	1,075,765	3,108,081	311,019
INTEREST EXPENSE	11	(839,305)	(603,343)	(45,115)

PROFIT BEFORE INCOME TAXES		12,520,986	12,477,335	5,685,806

INCOME TAXES	12	(3,545,379)	(3,171,043)	(1,553,312)

PROFIT FOR THE YEAR	13	8,975,607	9,306,292	4,132,494

Attributable to:
Equity holders of the Company		8,928,102	9,281,386	4,117,322
Non-controlling interests		47,505	24,906	15,172

		8,975,607	9,306,292	4,132,494

EARNINGS PER SHARE, BASIC	16	RMB 1.82	RMB 1.89	RMB 0.84

EARNINGS PER ADS, BASIC	16	RMB 18.15	RMB 18.87	RMB 8.37

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2011	2010	2009
	RMB’000	RMB’000	RMB’000
Profit for the year	8,975,607	9,306,292	4,132,494

Other comprehensive income (after income tax):

Available-for-sales investments:
Change in fair value	(20,763)	(87,270)	125,225
Deferred taxes	5,190	21,818	(31,306)

	(15,573)	(65,452)	93,919

Cash flow hedges:
Cash flow hedge amounts recognized in other comprehensive income	(213,459)	54,532	12,280
Reclassification adjustments for amounts transferred to income statement (included in selling, general and administrative expenses)	12,627	(6,576)	18,118
Deferred taxes	62,073	(24,350)	(11,780)

	(138,759)	23,606	18,618

Share of other comprehensive income of associates	—	1,107	—
Exchange difference arising on translation of foreign operations	(569,310)	173,415	134,184

Other comprehensive (loss) income for the year	(723,642)	132,676	246,721

Total comprehensive income for the year	8,251,965	9,438,968	4,379,215

Attributable to:
Equity holders of the Company	8,204,460	9,414,110	4,364,043
Non-controlling interests	47,505	24,858	15,172

	8,251,965	9,438,968	4,379,215

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

		At December 31,
	NOTES	2011	2010
		RMB’000	RMB’000
ASSETS

CURRENT ASSETS
Bank balances and cash	17	8,145,297	6,771,314
Term deposits	17	9,543,214	2,567,722
Restricted cash	17	21,076	85,188
Bills and accounts receivable	18	7,312,074	10,017,260
Inventories	19	1,391,247	1,646,116
Prepayments and other receivables	20	3,624,879	2,613,686
Prepaid lease payments	21	18,975	18,280
Prepayment for resources compensation fees	22	3,356	3,948
Derivative financial instruments	37	104,910	239,476
Tax recoverable		4,637	169,013
Overburden in advance	25	261,441	149,351

TOTAL CURRENT ASSETS		30,431,106	24,281,354

NON-CURRENT ASSETS
Intangible assets	23	26,205,619	19,633,164
Prepaid lease payments	21	713,425	728,082
Prepayment for resources compensation fees	22	5,309	8,072
Property, plant and equipment	24	31,273,824	19,874,615
Goodwill	26	1,866,037	1,196,586
Investments in securities	27	372,800	224,442
Interests in associates	28	1,683,897	1,074,958
Interests in jointly controlled entities	31	19,453	751
Restricted cash	17	387,066	1,365,995
Long term receivables	29	300,083	—
Deposits made on investments	30	2,557,807	3,243,679
Deferred tax assets	39	1,335,165	1,124,166

TOTAL NON-CURRENT ASSETS		66,720,485	48,474,510

TOTAL ASSETS		97,151,591	72,755,864

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bills and accounts payable	33	2,240,844	1,554,444
Other payables and accrued expenses	34	7,344,815	3,820,971
Provision for land subsidence, restoration, rehabilitation and environmental costs	35	2,856,229	2,300,637
Amounts due to Parent Company and its subsidiary companies	52	352,625	438,783
Borrowings - due within one year	36	19,588,496	614,925
Current portion of long term payable - due within one year	38	3,205	6,536
Derivative financial instruments	37	222,089	166,178
Tax payable		2,113,168	1,231,388

TOTAL CURRENT LIABILITIES		34,721,471	10,133,862

NON-CURRENT LIABILITIES
Borrowings - due after one year	36	14,869,324	22,400,833
Deferred tax liability	39	3,895,304	2,601,207
Provision for land subsidence, restoration, rehabilitation and environmental costs	35	325,414	152,594
Non-current portion of long term payable - due after one year	38	15,028	28,917

TOTAL NON-CURRENT LIABILITIES		19,105,070	25,183,551

TOTAL LIABILITIES		53,826,541	35,317,413

Capital and reserves
Share capital	40	4,918,400	4,918,400
Reserves		37,716,090	32,413,486

Equity attributable to equity holders of the Company		42,634,490	37,331,886
Non-controlling interests		690,560	106,565

TOTAL EQUITY		43,325,050	37,438,451

TOTAL LIABILITIES AND EQUITY		97,151,591	72,755,864

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Future development fund	Statutory common reserve fund	Translation reserve	Investment revaluation reserve	Cash flow hedge reserve	Retained earnings	Attributable to equity holders of the Company	Non- controlling interests	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(note 40)		(note 40)	(note 40)
Balance at January 1, 2009	4,918,400	2,981,002	2,969,324	2,823,175	(115,169)	57,949	(11,736)	13,132,179	26,755,124	61,486	26,816,610

Profit for the year	—	—	—	—	—	—	—	4,117,322	4,117,322	15,172	4,132,494
Other comprehensive income :
- Fair value change of available-for-sale investments	—	—	—	—	—	93,919	—	—	93,919	—	93,919
- Cash flow hedge reserve recognized	—	—	—	—	—	—	18,618	—	18,618	—	18,618
- Exchange difference arising on translation of foreign operations	—	—	—	—	134,184	—	—	—	134,184	—	134,184

Total comprehensive income for the year	—	—	—	—	134,184	93,919	18,618	4,117,322	4,364,043	15,172	4,379,215

Transactions with owners
- Appropriations to reserves	—	—	292,550	381,280	—	—	—	(673,830)	—	—	—
- Dividends	—	—	—	—	—	—	—	(1,967,360)	(1,967,360)	(466)	(1,967,826)
- Acquisition of non-controlling interests	—	—	—	—	—	—	—	—	—	(134,820)	(134,820)
- Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	161,114	161,114

Total transactions with owners	—	—	292,550	381,280	—	—	—	(2,641,190)	(1,967,360)	25,828	(1,941,532)

Balance at December 31, 2009	4,918,400	2,981,002	3,261,874	3,204,455	19,015	151,868	6,882	14,608,311	29,151,807	102,486	29,254,293

Balance at January 1, 2010	4,918,400	2,981,002	3,261,874	3,204,455	19,015	151,868	6,882	14,608,311	29,151,807	102,486	29,254,293

Profit for the year	—	—	—	—	—	—	—	9,281,386	9,281,386	24,906	9,306,292
Other comprehensive income :
- Fair value change of available-for-sale investments	—	—	—	—	—	(65,452)	—	—	(65,452)	—	(65,452)
- Cash flow hedge reserve recognized	—	—	—	—	—	—	23,606	—	23,606	—	23,606
- Exchange difference arising on translation of foreign operations	—	—	—	—	173,463	—	—	—	173,463	(48)	173,415
- Share of other comprehensive income of associates	—	—	—	—	—	1,107	—	—	1,107	—	1,107

Total comprehensive income for the year	—	—	—	—	173,463	(64,345)	23,606	9,281,386	9,414,110	24,858	9,438,968

Transactions with owners
- Disposal of a joint venture and subsidiaries	—	—	—	—	—	—	—	—	—	(23,325)	(23,325)
- Appropriations to reserves	—	—	398,750	665,965	—	—	—	(1,064,715)	—	—	—
- Dividends	—	—	—	—	—	—	—	(1,229,600)	(1,229,600)	(1,871)	(1,231,471)
- Acquisition of non-controlling interests	—	—	—	—	—	—	—	(4,431)	(4,431)	4,417	(14)

Total transactions with owners	—	—	398,750	665,965	—	—	—	(2,298,746)	(1,234,031)	(20,779)	(1,254,810)

Balance at December 31, 2010	4,918,400	2,981,002	3,660,624	3,870,420	192,478	87,523	30,488	21,590,951	37,331,886	106,565	37,438,451

Balance at January 1, 2011	4,918,400	2,981,002	3,660,624	3,870,420	192,478	87,523	30,488	21,590,951	37,331,886	106,565	37,438,451

Profit for the year	—	—	—	—	—	—	—	8,928,102	8,928,102	47,505	8,975,607
Other comprehensive income :
- Fair value change of available-for-sale investments	—	—	—	—	—	(15,573)	—	—	(15,573)	—	(15,573)
- Cash flow hedge reserve recognized	—	—	—	—	—	—	(138,759)	—	(138,759)	—	(138,759)
- Exchange difference arising on translation of foreign operations	—	—	—	—	(569,310)	—	—	—	(569,310)	—	(569,310)

Total comprehensive income for the year	—	—	—	—	(569,310)	(15,573)	(138,759)	8,928,102	8,204,460	47,505	8,251,965

Transactions with owners
- Appropriations to reserves	—	—	490,161	681,340	—	—	—	(1,171,501)	—	—	—
- Dividends	—	—	—	—	—	—	—	(2,901,856)	(2,901,856)	(440)	(2,902,296)
- Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	536,930	536,930

Total transactions with owners	—	—	490,161	681,340	—	—	—	(4,073,357)	(2,901,856)	536,490	(2,365,366)

Balance at December 31, 2011	4,918,400	2,981,002	4,150,785	4,551,760	(376,832)	71,950	(108,271)	26,445,696	42,634,490	690,560	43,325,050

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	NOTES	2011	2010	2009
		RMB’000	RMB’000	RMB’000
OPERATING ACTIVITIES

Profit before income taxes		12,520,986	12,477,335	5,685,806
Adjustments for:
Interest expenses		839,305	603,343	45,115
Interest income		(357,708)	(187,189)	(187,604)
Dividend income		(2,433)	(4,504)	(2,288)
Net unrealized foreign exchange losses (gain)		244,655	(2,180,277)	37,676
Depreciation of property, plant and equipment		2,266,017	2,426,626	1,793,278
Release of prepaid lease payments		19,018	17,958	17,027
Amortization of prepayment for resources compensation fees		3,355	3,949	2,761
Amortization of intangible assets		720,008	349,655	44,278
Reversal of impairment loss on accounts receivable and other receivables		(101)	(4,923)	(13,634)
Provision for inventory		—	4,411	—
Impairment loss on property, plant and equipment		281,994	97,559	—
Share of income of associates		(68,939)	(8,870)	(109,786)
Gain on disposal of a joint venture and subsidiaries		—	(117,928)	—
Loss on disposal of property, plant and equipment		108,627	16,937	11,252
Written off of property, plant and equipment		—	1,491	14,199

Operating cash flows before movements in working capital		16,574,784	13,495,573	7,338,080

Decrease (increase) in bills and accounts receivable		2,800,237	(5,286,147)	(1,416,577)
Decrease (increase) in inventories		403,324	(728,026)	228,862
Movement in land subsidence, restoration, rehabilitation and environmental cost		556,706	838,510	1,109,659
Movement in overburden cost		(121,690)	224,546	—
(Increase) decrease in prepayments and other current assets		(870,492)	(694,726)	20,193
Increase (decrease) in bills and accounts payable		623,933	158,859	(4,964)
Increase in other payables and accrued expenses		531,298	153,893	622,093
(Decrease) increase in long-term payables		(16,327)	5,654	3,980
(Decrease) increase in amounts due to Parent Company and its subsidiary companies		(86,158)	(319,099)	57,549

Cash generated from operations		20,395,615	7,849,037	7,958,875

Income taxes paid		(2,155,602)	(2,038,697)	(1,596,774)
Interest paid		(608,601)	(602,743)	(28,501)
Interest income received		343,431	187,561	184,243
Dividend income received		2,433	4,646	2,288

NET CASH FROM OPERATING ACTIVITIES		17,977,276	5,399,804	6,520,131

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS—Continued

		Year ended December 31,
	NOTES	2011	2010	2009
		RMB’000	RMB’000	RMB’000
INVESTING ACTIVITIES

(Increase) decrease in term deposits		(6,975,492)	648,975	(1,971,371)
Purchase of property, plant and equipment		(8,619,515)	(3,576,136)	(2,133,726)
Decrease (increase) in restricted cash		1,002,057	(874,643)	(432,492)
Increase in long term receivables		(300,083)	—	—
Increase in deposit made on investment		(394,128)	(3,125,753)	(57,095)
Proceeds on disposal of property, plant and equipment		57,956	205,446	79,626
Acquisition of non-controlling interests of Shanxi Tianhao		—	(14)	—
Acquisition of three subsidiaries	45	—	(133,000)	—
Acquisition of Hua Ju Energy	43	—	—	(761,683)
Acquisition of Yancoal Resources	44	—	—	(19,558,544)
Proceeds on disposal of a joint venture and subsidiaries	51	—	1,147,821	—
Investments in securities		(169,121)	(16,257)	—
Investments in associates		(540,000)	(125,000)	—
Acquisition of An Yuan Coal Mine	46	(355,000)	—	—
Acquisition of Xintai	50	(2,751,557)	—	—
Acquisition of additional interests in a joint venture		(1,494,767)	—	—
Acquisition of Syntech	48	(1,316,174)	—	—
Acquisition of Premier Coal and Premier Char	49	(2,057,276)	—	—
Acquisition of potash mineral exploration permits		(1,645,227)	—	—
Purchase of intangible assets		(52,648)	(35,352)	(233)
Purchase of land use right		—	(442)	(7,420)

NET CASH USED IN INVESTING ACTIVITIES		(25,610,975)	(5,884,355)	(24,842,938)

FINANCING ACTIVITIES

Dividend paid		(2,901,856)	(1,229,600)	(1,967,360)
Proceeds from bank borrowings		16,712,320	1,110,954	20,840,505
Repayments of bank borrowings		(4,367,079)	(655,528)	(188,705)
Repayments of other borrowings		—	(584,478)	—
Repayment to Parent Company and its subsidiary companies in respect of consideration for acquisition of Jining III		—	—	(13,248)
Dividend paid to non-controlling interests of a subsidiary		(2,408)	(1,871)	(201)
Dividend paid to the former shareholders of Hua Ju Energy		—	—	(47,250)
Repayment of borrowings to Parent Company		—	—	(120,000)

NET CASH FROM (USED IN) FINANCING ACTIVITIES		9,440,977	(1,360,523)	18,503,741

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		1,807,278	(1,845,074)	180,934
CASH AND CASH EQUIVALENTS, AT JANUARY 1		6,771,314	8,522,399	8,439,578
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(433,295)	93,989	(98,113)

CASH AND CASH EQUIVALENTS, AT DECEMBER 31, REPRESENTED BY BANK BALANCES AND CASH		8,145,297	6,771,314	8,522,399

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

The principal activities of the Company’s associates, joint controlled entities and joint ventures are set out in notes 28, 31 and 32 respectively.

As at December 31, 2011, the Group had net current liabilities of RMB4,290,365,000 (2010: net current assets of RMB14,147,492,000) and total assets less current liabilities of RMB62,430,120,000 (2010: RMB62,622,002,000).

Although the Group had net current liabilities as at December 31, 2011, the Group will adopt appropriate measures such as issuing long term corporate bond (note 56) to improve its financial position. Since the Group is planning to issue long term corporate bonds to improve its liquidity, the directors do not consider the net current liabilities status as at December 31, 2011 would affect any of the impairment testing such as goodwill (note 26) and property, plant and equipment (note 24). The directors have evaluated the Group’s financial position subsequent to December 31, 2011 and the aforesaid measures, and therefore considered that the Group should continue to prepare financial statements using going concern basis.

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1. GENERAL—Continued

Acquisitions and establishment of major subsidiaries—continued

Shanxi Neng Hua is an investment holding company, which holds 81.31% equity interest in Shanxi Heshun Tianchi Energy Company Limited (“Shanxi Tianchi”) and approximately 99.85% equity interest in Shanxi Tianhao Chemical Company Limited (“Shanxi Tianhao”). In 2010, Shanxi Neng Hua acquired approximately 0.04% equity interest of Shanxi Tianhao at cash consideration of RMB14,000. The principal activities of Shanxi Tianchi are to exploit and sale of coal from Tianchi Coal Mine, the principal asset of Shanxi Tianchi. Shanxi Tianchi has completed the construction of Tianchi Coal Mine and commenced production by the end of 2006. Shanxi Tianhao is established to engage in the production of methanol and other chemical products, coke production, exploration and sales. The construction of the methanol facilities by Shanxi Tianhao commenced in March 2006 and it has commenced production in 2008.

In 2004, the Company acquired a 95.67% equity interest in Yanmei Heze Company Limited (“Heze”) from the Parent Company at cash consideration of RMB584,008,000. The principal activities of Heze are to exploit and sale of coal in Juye coal field. The equity interests held by the Company increased to 96.67% after the increase of the registered capital of Heze in 2007. The equity interests held by the Company increased to 98.33% after the increase of the registered capital of RMB1.5 billion in 2010.

The Company originally held 97% equity interest in Yanzhou Coal Yulin Power Chemical Co., Ltd. (“Yulin”). The Company acquired the remaining 3% equity interest and made further investment of RMB600,000,000 in Yulin in 2008.

In February 2009, the Company acquired a 74% equity interest in Shandong Hua Ju Energy Company Limited (“Hua Ju Energy”) from the Parent Company at a consideration of RMB593,243,000. Hua Ju Energy is a joint stock limited company established in the PRC with the principal business of the supply of electricity and heat by utilizing coal gangue and coal slurry produced from coal mining process. In July 2009, the Company entered into acquisition agreements with three shareholders of Hua Ju Energy, pursuant to which, the Company agreed to acquire 21.14% equity interest in Hua Ju Energy at a consideration of RMB173,007,000.

In 2009, the Group entered into a binding scheme implementation agreement with Felix Resources Limited (“Felix”), a corporation incorporated in Australia with shares listed on the Australian Securities Exchange, to acquire all the shares of Felix in cash of approximately AUD3,333 million. The principal activities of Felix are exploring and extracting coal resources, operating, identifying, acquiring and developing resource related projects that primarily focus on coal in Australia. This acquisition was completed in 2009. During the year, Felix Resources Limited was renamed as Yancoal Resources Limited (“Yancoal Resources”).

In 2009, the Company invested RMB500 million to set up a wholly owned subsidiary located in Inner Mongolia, Yanzhou Coal Ordos Neng Hua Company Limited (“Ordos”). Ordos is a limited liability company incorporated in the PRC with the objectives of production and sale of methanol and other chemical products. During the year, the Company invested additional equity in the registered capital of Ordos of RMB2.6 billion. The Company also acquired Yiginhuoluo Qi Nalin Tao Hai Town An Yuan Coal Mine (“An Yuan Coal Mine”) at a consideration of RMB1,435,000,000.

In 2010, the Company acquired 100% equity interest of Inner Mongolia Yize Mining Investment Co., Ltd (“Yize”) and other two companies at a consideration of RMB190,095,000. The main purpose of this acquisition is to facilitate the business of methanol and other chemical products in Inner Mongolia Autonomous Region.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1. GENERAL—Continued

Acquisitions and establishment of major subsidiaries—continued

During the year, Ordos acquired 80% equity interest of Inner Mongolia Xintai Coal Mining Company Limited (“Xintai”) at a consideration of RMB2,801,557,000 from an independent third party. Xintai owns and operates Wenyu Coal Mine in Inner Mongolia. The principal activities of Xintai are coal production and coal sales.

During the year, the Group acquired 100% equity interests in Syntech Holdings Pty Ltd and Syntech Holdings II Pty Ltd (collectively “Syntech”) at a cash consideration of AUD208,480,000. The principal activities of Syntech include exploration, production, sorting and processing of coal. The acquisition was completed on August 1, 2011.

The Group entered into a sales and purchases agreement on September 27, 2011 to acquire 100% equity interests in both Premier Coal Limited (“Premier Coal”) and Premier Char Pty Ltd (“Premier Char”) (Called Wesfarmers Premier Coal Limited and Westfarmers Char Pty Ltd, respectively, at the time) at a consideration of AUD313,533,000. The acquisition was completed on December 30, 2011. Premier Coal is mainly engaged in the exploration, production and processing of coal. Premier Char is mainly engaged in the research and development of the technology and procedures in relation to processing coal char from low rank coals.

During the year, the Company invested USD2.8 million to set up a wholly owned subsidiary, Yancoal International (Holding) Co., Limited (“Yancoal International”). Yancoal International was established in Hong Kong to act as a platform for overseas assets and business management. Yancoal International has four subsidiaries, namely Yancoal International Trading Co., Limited, Yancoal International Technology Development Co., Limited, Yancoal International Resources Development Co., Limited and Yancoal Luxembourg Energy Holding Co., Limited (“Yancoal Luxembourg”). Yancoal Luxembourg established a wholly owned subsidiary, Yancoal Canada Resources Co., Ltd (“Yancoal Canada”) with USD 290 million as investment. The Company acquired, at a total consideration of USD260 million, 19 potash mineral exploration permits in the Province of Saskatchewan, Canada through Yancoal Canada. The permit transfer registrations were completed on September 30, 2011.

2. BASIS OF PREPARATION

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The consolidated financial statements were approved and authorized for issue by the Board of Directors on April 26, 2012.

The consolidated financial statements are presented in Renminbi, which is also the functional currency of the Company.

Changes in accounting estimates

Starting from 2010, unit-of-production method is applied for the amortization of coal reserves located in China. In the previous years, these assets were amortized on a straight-line basis. The directors of the Company consider unit-of-production method can better reflect the expected pattern of consumption of economic benefits of such assets. Changes of accounting estimates have no material impact on the consolidated financial statements.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. BASIS OF PREPARATION—Continued

Comparative figures

Business taxes and surcharges have been presented as a deduction of each categories of revenue to each corresponding costs of these revenue to provide a more appropriate presentation. Therefore, for the year ended December 31, 2009, subtotals of income and corresponding costs increased by RMB423,776,000. The reclassification has no impact to the overall results of the Group. The reclassification does not result in any changes to the consolidated balance sheet as at December 31, 2009 and therefore they are not presented in the consolidated financial statements.

3. ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, a number of new and amended and revised standards and interpretations (“new IFRSs”) applicable to the Group issued by the International Accounting Standards Board (the “IASB”) and the International Financial Reporting Interpretations Committee (the IFRIC) of IASB, which are effective for the Group’s financial year beginning January 1, 2011.

IFRSs (Amendments)	Improvements to IFRSs 2010
IAS 24 (Revised)	Related Party Disclosures

Except for those new accounting policies effective for the financial year beginning January 1, 2011 as applied in these financial statements of the Group, the accounting policies adopted for the current year are the same as those adopted for the Group’s financial statements for the year ended December 31, 2010.

The adoption of the new IFRSs had no material impact on the results or financial position of the Group for the current or prior accounting year. Accordingly, no prior period adjustment has been required.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS—Continued

The Group has not early applied the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

IFRS 7 (Amendments)	Disclosures – Transfers of Financial Assets[1]
IFRS 7 (Amendments)	Disclosures – Offsetting Financial Assets and Financial Liabilities[2]
IFRS 9	Financial Instruments[3]
IFRS 10	Consolidated Financial Statements[2]
IFRS 11	Joint Arrangements[2]
IFRS 12	Disclosure of Interests in Other Entities[2]
IFRS 13	Fair Value Measurement[2]
IAS 1 (Amendments)	Presentation of Items of Other Comprehensive Income[4]
IAS 28 (Revised)	Investments in Associates and Joint Ventures[2]
IAS 32 (Revised)	Offsetting Financial Assets and Financial Liabilities[5]
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine[2]

[1]	Effective for annual periods beginning on or after July 1, 2011.
[2]	Effective for annual periods beginning on or after January 1, 2013.
[3]	Effective for annual periods beginning on or after January 1, 2015.
[4]	Effective for annual periods beginning on or after July 1, 2012.
[5]	Effective for annual periods beginning on or after January 1, 2014.

•	IFRS 9 Financial instruments

Under IFRS 9, all recognised financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are subsequently measured at either amortised cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortised cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.

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

IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for certain exemptions. IFRS 13 requires the disclosures of fair values through a ‘fair value hierarchy’. The hierarchy categorises the inputs used in valuation techniques into three levels. The hierarchy gives the highest priority to (unadjusted) quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure fair value are categorised into different levels of the fair value hierarchy, the fair value measurement is categorised in its entirety in the level of the lowest level input that is significant to the entire measurement.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS—Continued

•	IAS 1 (Amendments) Presentation of Items of Other Comprehensive Income

IAS 1 (Amendments) retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, IAS 1 (Amendments) require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis. IAS 1 (Amendments) are effective for annual periods beginning on or after July 1, 2012. The presentation of items of other comprehensive income will be modified accordingly when the amendments are applied in the future accounting periods.

•	IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine applies to waste removal costs that are incurred in surface mining activity during the production phase of the mine (“production stripping costs”). Under the Interpretation, the costs from this waste removal activity (“stripping”) which provide improved access to ore are recognised as a non-current asset (“stripping activity asset”) when certain criteria are met, whereas the costs of stripping activities where the benefit is realised in the form of inventory produced are accounted for in accordance with IAS 2 Inventories. The stripping activity asset is accounted for as an addition to, or as an enhancement of, an existing asset and classified as tangible or intangible according to the nature of the existing asset of which it forms part. When the costs of the stripping activity asset and the inventory produced are not separately identifiable, production stripping costs are allocated between the inventory produced and the stripping activity asset by using an allocation basis that is based on a relevant production measure. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013. Under the existing policy, the Company separately present the striping costs on the balance sheet. Upon the subsequent adoption of the Interpretation, the presentation on the balance sheet will be amended accordingly.

The directors considered that except for the abovementioned standards or interpretations, the application of other standards or interpretations will have no material impact to the Group’s financial statements.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are stated at fair value. The accounting policies are set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and all entities controlled by the Company (including special purpose entities). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

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

Business combination

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of assets transferred by the Group, liabilities incurred by the Group to former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognised in profit or loss as incurred.

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES—Continued

Business combination—Continued

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after assessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognised immediately in profit or loss as a bargain purchase gain.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognised amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. The Group applies the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets to account for all its acquisitions.

Interests in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost and adjusted for post-acquisition changes in the Group’s share of net assets of the associates, less any identified impairment loss. When the Group’s share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. Additional share of losses is provided for and a liability is recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate. If the associate subsequently reports profits, the Group resumes recognizing its share of those profits only after its share of the profits exceeds the accumulated share of losses that has previously not been recognized.

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES—Continued

Interests in associates—Continued

The requirements of IAS 39 are applied to determine whether it is necessary to recognise any impairment loss with respect to the Group’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, Any impairment loss recognised forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognised in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES—Continued

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal course of business, net of discounts and sales related taxes. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in profit or loss as follows:

Sales of goods (including coal and methanol) are recognised upon transfer of the significant risks and rewards of ownership to the customer. This is usually taken as the time when the goods are delivered and the customer has accepted the goods.

Service income such as coal railway transportation and electricity and heat supply is recognized when services are provided.

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES—Continued

Intangible assets (other than goodwill)—Continued

(ii) Coal resources

Coal resources represent the fair value of economically recoverable reserves (excluding the portion of total proven and probable reserves of a mining right i.e. does not include the above coal reserves) of a mining right (Details are set out in the accounting policy of exploration and evaluation expenditure). When production commences, the mining resources for the relevant areas of interest are amortized over the life of the area according to the rate of depletion of the economically recoverable reserves.

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

Goodwill

Goodwill arising on acquisitions prior to January 1, 2005 (transition to new IFRS)

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

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, interest in associates and joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

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

The Company’s wholly-owned Australian subsidiaries have formed an income tax consolidated group under the tax consolidation regime. Each entity in the tax consolidated group recognizes its own deferred tax assets and liabilities, except where the deferred tax assets relate to unused tax losses and credits, in which case the Australian subsidiaries recognizes the assets. Australian subsidiaries have entered into a tax sharing agreement whereby each company of Australian subsidiaries contributes to the income tax payable in proportion to their contribution to the profit before tax of the tax consolidated group. The tax consolidated group has also entered into a tax funding agreement whereby each entity in Australian subsidiaries group can recognize their balance of the current tax assets and liabilities through inter-entity accounts.

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

An estimate of such costs is recognized in the period in which the obligation is identified and is charged as an expense in proportion to the coal extracted. At each balance sheet date, the Group adjusts the estimated costs in accordance with the actual land subsidence status. The provision is also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalised cost, except where a reduction in the provision is greater than the undepreciated capitalised cost of any related assets, in which case the capitalised cost is reduced to nil and remaining adjustment is recognised in the income statement. Changes to the capitalised cost result in an adjustment to future depreciation and financial charges.

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

All provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES—Continued

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of those assets. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Capitalization of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES—Continued

Financial instruments—Continued

Financial assets—Continued

Loan and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables (including bank balances and cash, term deposits, restricted cash, bills and accounts receivable, other current assets and long-term receivables) are subsequently measured at amortized cost using the effective interest method, less any identified impairment loss.

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

For available-for-sale equity investments carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

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

Financial liabilities are derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

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

(i) Cash flow hedge

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

Amounts previously recognised in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item is recognised in profit or loss.

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

(ii) Derivatives that do not qualify for hedge accounting and those not designated as hedging instruments

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting and those not designated as hedges are recognized immediately in the consolidated income statement.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES—Continued

Related Parties

(a)	A person, or a close member of that person’s family, is related to the group if that person:

(1)	has control or joint control over the group;

(2)	has significant influence over the group; or

(3)	is a member of the key management personnel of the group or the group’s parent.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

(b)	An entity is related to the group if any of the following conditions applies:

(1)	The entity and the group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(2)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member);

(3)	Both entities are joint ventures of the same third party;

(4)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(5)	The entity is a post-employment benefit plan for the benefit of employees of either the group or an entity related to the group;

(6)	The entity is controlled or jointly controlled by a person identified in (a); or

(7)	A person identified in (a)(1) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

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

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As at December 31, 2011, the carrying amount of goodwill is RMB1, 866,037,000 (2010: RMB1,196,586,000).

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY—Continued

Impairment of goodwill—Continued

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

Estimated impairment of property, plant and equipment

When there is an impairment indicator, the Group takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. Where the actual future cash flows are less than expected, a material impairment loss may arise. In estimating the future cash flows, the management have taken into account the recent production and technical advancement. As prices and cost levels change from year to year, the estimate of the future cash flow also changes. Notwithstanding the management has used all the available information to make their impairment assessment, inherent uncertainty exists on conditions of the mine and of the environment and actual written off may be higher than the amount estimated. As at December 31, 2011, the carrying amounts of property, plant and equipment is approximately RMB31,273,824,000 (2010: RMB19,874,615,000). During the year ended December 31, 2011, no property, plant and equipment was written off as expenses (2010: RMB1,491,000; 2009: RMB14,199,000). In addition, during the year ended December 31, 2011, impairment loss on property, plant and equipment of RMB281,994,000 was recognized (2010: RMB97,559,000; 2009: Nil) by the Group and details of this impairment are set out in note 24.

In the process of applying the Group’s accounting policies, management has made the following accounting judgements:

Acquisitions

During the year, the Group acquired several subsidiaries or businesses as set out in notes 46, 48, 49 and 50. The Group determined whether the acquisitions are to be accounted for as acquisition of businesses or as acquisition of assets by reference to a number of factors including (i) whether the acquiree has relevant input, process or output; (ii) whether the acquire has planned principal activities or is pursuing a plan to produce output and will be able to obtain access to customers.

In addition, the management also made judgement to determine if the Group has taken control over the subsidiaries or assets acquired as from time to time, the registration of transfer of certain operating licences may not be changed immediately upon the payment of consideration.

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. SEGMENT INFORMATION—Continued

Principal activities are as follows:

Mining	-	Underground and open-cut mining, preparation and sales of coal and potash mineral exploration
Coal railway transportation	-	Provision of railway transportation services
Methanol, electricity and heat supply	-	Production and sales of methanol and electricity and related heat supply services

The accounting policies of the reportable segments are the same as the Group’s accounting policies described in note 4. Segment results represents the results of each segment without allocation of corporate expenses and directors’ emoluments, results of associates, interest income, interest expenses and income tax expenses. This is the measure reported to the chief operating decision maker for the purposes of resources allocation and assessment of segment performance.

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the year ended December 31, 2011
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Unallocated	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	45,181,229	476,852	1,407,759	—	—	47,065,840
Inter-segment	287,280	51,705	256,364	—	(595,349)	—

Total	45,468,509	528,557	1,664,123	—	(595,349)	47,065,840

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2011
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
RESULT
Segment results	13,476,481	479	(365,011)	—	13,111,949

Unallocated corporate expenses					(699,291)
Unallocated corporate income					520,986
Interest income					357,708
Share of profit of associates	43,124	—	25,815	—	68,939
Interest expenses					(839,305)

Profit before income taxes					12,520,986
Income taxes					(3,545,379)

Profit for the year					8,975,607

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. SEGMENT INFORMATION—Continued

BALANCE SHEET

	At December 31, 2011
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
ASSETS
Segment assets	80,411,147	604,824	4,474,098	85,490,069

Interests in associates	170,226	—	1,513,671	1,683,897
Interests in jointly controlled entities	19,453	—	—	19,453
Unallocated corporate assets				9,958,172

				97,151,591

LIABILITIES
Segment liabilities	23,026,520	72,476	2,857,624	25,956,620

Unallocated corporate liabilities				27,869,921

				53,826,541

OTHER INFORMATION

	For the year ended December 31, 2011
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Unallocated	Corporate	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions (note 1)	22,736,499	40,890	555,250	—	3,790	23,336,429
Investments in associates	540,000	—	—	—	—	540,000
Amortization of intangible assets	719,756	252	—	—	—	720,008
Release of prepaid lease payments	10,432	5,372	3,214	—	—	19,018
Impairment loss on property, plant and equipment	—	—	281,994	—	—	281,994
Depreciation of property, plant and equipment	1,711,257	73,885	477,872	—	3,003	2,266,017
Impairment losses (reversed) charged on accounts receivable and other receivables	(789)	—	688	—	—	(101)

Note 1:	Capital additions include those arising from the acquisition of additional interests in joint venture and subsidiaries during the year.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. SEGMENT INFORMATION—Continued

INCOME STATEMENT

	For the year ended December 31, 2010
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Unallocated	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	32,590,911	513,282	840,059	—	—	33,944,252
Inter-segment	339,355	36,051	455,259	—	(830,665)	—

Total	32,930,266	549,333	1,295,318	—	(830,665)	33,944,252

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2010
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
RESULT
Segment results	11,096,252	51,554	(459,610)	—	10,688,196

Unallocated corporate expenses					(473,502)
Unallocated corporate income					2,669,925
Interest income					187,189
Share of profit of an associate	2,102	—	6,768	—	8,870
Interest expenses					(603,343)

Profit before income taxes					12,477,335
Income taxes					(3,171,043)

Profit for the year					9,306,292

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. SEGMENT INFORMATION—Continued

BALANCE SHEET

	At December 31, 2010
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
ASSETS
Segment assets	57,600,041	637,184	5,083,532	63,320,757

Interest in an associate	127,102	—	947,856	1,074,958
Interests in jointly controlled entities	751	—	—	751
Unallocated corporate assets				8,359,398

				72,755,864

LIABILITIES
Segment liabilities	5,170,012	38,782	2,653,337	7,862,131

Unallocated corporate liabilities				27,455,282

				35,317,413

OTHER INFORMATION

	For the year ended December 31, 2010
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Unallocated	Corporate	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions (note 1)	3,297,996	34,498	452,838	—	2	3,785,334
Investments in associates	125,000	—	—	—	—	125,000
Amortization of intangible assets	341,003	5,014	3,638	—	—	349,655
Release of prepaid lease payments	9,760	5,372	2,826	—	—	17,958
Provision for inventories	—	—	4,411	—	—	4,411
Impairment loss on property, plant and equipment	—	—	97,559	—	—	97,559
Depreciation of property, plant and equipment	1,796,579	77,399	442,427	—	3,042	2,319,447
Written off of property, plant and equipment	—	—	1,491	—	—	1,491
Impairment losses (reversed) charged on accounts receivable and other receivables	(6,828)	—	1,905	—	—	(4,923)
Gain on disposal of a joint venture and subsidiaries	117,928	—	—	—	—	117,928

Note 1:	Capital additions include those arising from the acquisition of three subsidiaries during the year.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. SEGMENT INFORMATION—Continued

INCOME STATEMENT

	For the year ended December 31, 2009
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Unallocated	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	19,947,748	267,345	462,045	—	—	20,677,138
Inter-segment	169,153	61,507	474,946	—	(705,606)	—

Total	20,116,901	328,852	936,991	—	(705,606)	20,677,138

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2009
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
RESULT
Segment results	6,353,496	(171,712)	(277,320)	—	5,904,464

Unallocated corporate expenses					(473,221)
Unallocated corporate income					2,288
Interest income					187,604
Share of loss of an associate	—	—	109,786	—	109,786
Interest expenses					(45,115)

Profit before income taxes					5,685,806
Income taxes					(1,553,312)

Profit for the year					4,132,494

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. SEGMENT INFORMATION—Continued

OTHER INFORMATION

	For the year ended December 31, 2009
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Unallocated	Corporate	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions (note 1)	24,086,467	11,401	1,219,970	—	6,954	25,324,792
Investments in jointly controlled entities	1,257	—	—	—	—	1,257
Amortization of intangible assets	44,274	—	4	—	—	44,278
Release of prepaid lease payments	9,606	5,372	2,049	—	—	17,027
Depreciation of property, plant and equipment	1,409,507	86,251	295,321	—	2,199	1,793,278
Written off of property, plant and equipment	13,609	—	590	—	—	14,199
Impairment reversed on accounts receivable and other receivables	(14,222)	—	588	—	—	(13,634)

Note 1:	Capital additions include the increase in goodwill during the year which represents RMB766,816,000 and RMB239,879,000 in respect of mining and methanol, electricity and heat supply segments respectively.

Note 2:	Capital additions and investments in jointly controlled entities include those arising from the acquisition of subsidiaries.

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

The geographical information of sales are as follows:

	Revenue from external customers
	For the year ended December 31,
	2011	2010	2009
	RMB’000	RMB’000	RMB’000
The PRC (place of domicile)	38,301,175	28,633,685	19,633,977
Australia	255,206	115,227	45,121
Others	8,509,459	5,195,340	998,040

Total	47,065,840	33,944,252	20,677,138

The geographical information of specified non-current assets are as follows:

	Specified non-current assets
	At December 31,
	2011	2010
	RMB’000	RMB’000
The PRC (place of domicile)	31,130,104	17,412,174
Australia	28,986,924	25,095,982
Canada	1,645,227	—

Total non-current assets	61,762,255	42,508,156

For the year ended December 31, 2011, the revenue from mining segment amounted to RMB45,181,229,000 (2010: RMB32,590,911,000; 2009: RMB19,947,748,000) which including sales to the Group’s largest customer located in the PRC of approximately RMB3,854,540,000 (2010: RMB4,443,729,000; 2009: RMB3,122,684,000). As at December 31, 2011, accounts receivable from this customer accounted for approximately 0% (2010: 0%) of the Group’s total accounts receivable. Other than this customer, there is no other customer whose sales accounted for 10% or more of the Group’s total revenue.

7. NET SALES OF COAL

	Year ended December 31,
	2011	2010	2009
	RMB’000	RMB’000	RMB’000
Coal sold in the PRC, gross	36,416,565	27,280,344	18,903,375
Less: Transportation costs	311,708	316,452	305,110

Coal sold in the PRC, net	36,104,857	26,963,892	18,598,265

Coal sold outside the PRC, gross	8,764,664	5,310,567	1,044,373
Less: Transportation costs	936,560	844,018	98,201

Coal sold outside the PRC, net	7,828,104	4,466,549	946,172

Net sales of coal	43,932,961	31,430,441	19,544,437

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. NET SALES OF COAL—Continued

Net sales of coal represent the invoiced value of coal sold and are net of returns, discounts and transportation costs if the invoiced value includes transportation costs to the customers.

8. COST OF SALES AND SERVICE PROVIDED

	Year ended December 31,
	2011	2010	2009
	RMB’000	RMB’000	RMB’000
Materials	2,541,192	2,017,681	1,482,653
Wages and employee benefits	5,846,108	4,695,000	3,281,578
Electricity	520,890	223,639	500,518
Depreciation	1,398,711	1,462,706	1,286,265
Land subsidence, restoration, rehabilitation and environmental costs	1,720,740	1,545,302	1,738,103
Annual fee and amortization of mining rights (note 23)	848,615	481,711	181,344
Transportation costs	73,560	76,171	86,618
Cost of traded coal Business tax and surcharges	9,548,869 579,782	3,955,603 505,491	1,077,538 419,459
Others	2,646,827	1,838,019	535,915

	25,725,294	16,801,323	10,589,991

9. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2011	2010	2009
	RMB’000	RMB’000	RMB’000
Wages and employee benefits	1,703,713	1,347,221	1,402,920
Additional medical insurance	78,285	67,420	20,919
Staff training costs	53,682	65,097	35,398
Depreciation	230,542	298,895	168,334
Distribution charges	1,078,107	835,900	148,580
Resource compensation fees (note)	263,238	226,578	177,842
Repairs and maintenance	609,211	614,173	474,233
Research and development	119,234	70,606	46,321
Freight charges	29,246	24,540	28,556
Property, plant and equipment written off	—	1,491	14,199
Impairment loss on property, plant and equipment	281,994	97,559	—
Loss on disposal of property, plant and equipment	108,627	16,937	11,252
Legal and professional fees	94,148	71,152	88,320
Social welfare and insurance	173,349	135,341	101,693
Utilities relating to administrative buildings	175,209	368,063	239,439
Environmental protection	83,690	110,254	82,426
Travelling, entertainment and promotion	188,087	98,709	79,734
Coal price adjustment fund	367,038	289,652	266,876
Bonus payments	6,409	—	67,842
Other sundry taxes	253,583	102,810	74,781
Others	672,811	251,506	290,576

	6,570,203	5,093,904	3,820,241

Note:	In accordance with the relevant regulations, the Group pays resource compensation fees (effectively a government levy) to the Ministry of Geology and Mineral Resources at the rate of 1% on the sales value of raw coal.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. OTHER INCOME

	Year ended December 31,
	2011	2010	2009
	RMB’000	RMB’000	RMB’000
Dividend income	2,433	4,504	2,288
Gain on sales of auxiliary materials	20,751	22,820	25,769
Government grants	29,431	43,273	29,839
Interest income from bank deposits	357,708	187,189	187,604
Exchange gain, net Gain on disposal of a joint venture and subsidiaries	518,553 —	2,665,421 117,928	46,151 —
Others	146,889	66,946	19,368

	1,075,765	3,108,081	311,019

The above dividend income is from listed investments.

11. INTEREST EXPENSE

	Year ended December 31,
	2011	2010	2009
	RMB’000	RMB’000	RMB’000
Interest expenses on:
- bank borrowings wholly repayable within 5 years	804,700	594,679	18,838
- bank borrowings not wholly repayable within 5 years	9,675	5,369	11,396
- bills receivable discounted without recourse	24,930	2,695	13,665
Deemed interest expenses in respect of acquisition of Jining III	—	600	1,216

	839,305	603,343	45,115

12. INCOME TAXES

	Year ended December 31,
	2011	2010	2009
	RMB’000	RMB’000	RMB’000
Income taxes:
Current taxes	3,176,627	2,467,741	1,771,674
Under provision in prior years	20,174	10,085	42,221

	3,196,801	2,477,826	1,813,895
Deferred tax charge (note 39)	348,578	693,217	(260,583)

	3,545,379	3,171,043	1,553,312

The Company and its subsidiaries in the PRC are subject to a standard income tax rate of 25% on its taxable income (2010: 25%; 2009: 25%).

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. INCOME TAXES—Continued

The total charge for the year can be reconciled to the profit per the consolidated income statement as follows:

	Year ended December 31,
	2011	2010	2009
	RMB’000	RMB’000	RMB’000
Standard income tax rate in the PRC	25%	25%	25%
Standard income tax rate applied to income before income taxes	3,130,247	3,119,333	1,421,452

Reconciling items:
Tax effect of future development fund deductible for tax purposes	—	(18,601)	(20,436)
Deemed interest not deductible for tax purposes	—	150	304
Effect of income exempt from taxation	33,520	(242,252)	(64,170)
Deemed interest income from subsidiaries subject to tax	63,058	18,571	31,134
Tax effect of tax losses not recognized	217,791	150,590	135,268
Under provision in prior years	20,174	10,085	42,221
Utilization of unrecognized tax losses in prior years	(83,336)	—	—
Effect of tax rate differences in other taxation jurisdictions	164,297	135,942	1,504
Others	(372)	(2,775)	6,035

Income taxes	3,545,379	3,171,043	1,553,312

Effective income tax rate	28%	25%	27%

13. PROFIT FOR THE YEAR

	Year ended December 31,
	2011	2010	2009
	RMB’000	RMB’000	RMB’000
Profit for the year has been arrived at after charging:
Amortization of intangible assets	720,008	349,655	44,278
Depreciation of property, plant and equipment	2,266,017	2,319,447	1,793,278

Total depreciation and amortization	2,986,025	2,669,102	1,837,556

Release of prepaid lease payments	19,018	17,958	17,027
Loss on disposal of property, plant and equipment	108,627	16,937	11,252
Auditors’ remuneration	18,112	16,763	12,401
Staff costs, including directors’ and supervisors’ emoluments	8,222,047	5,988,821	4,897,951
Retirement benefit scheme contributions (included in staff costs above)	1,699,443	785,051	1,092,817
Cost of inventories	12,723,350	16,167,748	9,219,686
Including: provision for inventories	—	4,411	—
and crediting:
Exchange gains, net	(518,553)	(2,665,421)	(46,151)
Reversal of impairment loss on accounts receivable and other receivables	(101)	(4,923)	(13,634)

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS

(a) Directors’ and supervisors’ emoluments

Details of the directors’ and supervisors’ emoluments are as follows:

	For the year ended December 31, 2011
	Fees	Salaries, allowance and other benefits in kind	Retirement benefit scheme contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Independent non-executive directors
Pu Hongjiu	49	—	—	49
Di Xigui	49	—	—	49
Li Weian	49	—	—	49
Wang Junyan	49	—	—	49
Wang Xiaojun	72	—	—	72
Wang Xianzheng	72	—	—	72
Cheng Faguang	72	—	—	72
Xue Youzhi	72	—	—	72

	484	—	—	484

Executive directors
Wang Xin	—	—	—	—
Zhang Yingmin	—	169	34	203
Li Weimin	—	—	—	—
Shi Xuerang	—	—	—	—
Chen Changchun	—	—	—	—
Wu Yuxiang	—	381	76	457
Wang Xinkun	—	329	66	395
Zhang Baocai	—	390	78	468
Dong Yunqing	—	396	79	475

	—	1,665	333	1,998

Supervisors
Song Guo	—	—	—	—
Zhang Shengdong	—	—	—	—
Zhou Shoucheng	—	—	—	—
Zhen Ailan	—	—	—	—
Wei Huanmin	—	390	78	468
Xu Bentai	—	430	86	516

	—	820	164	984

Other management team
Jin Tai	—	169	34	203
Liu Chun	—	13	3	16
He Ye	—	169	34	203
Tian Fengze	—	428	86	514
Shi Chengzhong	—	462	92	554
Ni Xinghua	—	438	88	526
Lai Cunliang	—	700	—	700

	—	2,379	337	2,716

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

No directors waived any emoluments in each of the year ended December 31, 2011, 2010 and 2009.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS—Continued

(b) Employees’ emoluments

The five highest paid individuals in the Group included no director for the year ended December 31, 2011 (2010: nil; 2009: nil). The emoluments of the five highest paid individuals (2010: five; 2009: five) were stated as follows:

	Year ended December 31,
	2011	2010	2009
	RMB’000	RMB’000	RMB’000
Salaries, allowance and other benefits in kind	19,282	4,411	6,380
Retirement benefit scheme contributions	74	228	574
Discretionary bonuses	1,725	28	228

	21,081	4,667	7,182

Their emoluments were within the following bands:

	Year ended December 31,
	2011	2010	2009
	No. of employees	No. of employees	No. of employees
Nil to HK$1,000,000	—	3	—
HK$1,000,001 to HK$1,500,000	—	1	3
HK$1,500,001 to HK$2,000,000	—	1	1
HK$2,000,001 to HK$2,500,000	—	—	1
HK$3,500,001 to HK$4,000,000	1	—	—
HK$4,000,001 to HK$4,500,000	2	—	—
HK$5,000,001 to HK$5,500,000	1	—	—
HK$8,000,001 to HK$8,500,000	1	—	—

15. DIVIDEND RECOGNIZED AS DISTRIBUTION DURING THE YEAR

	Year ended December 31,
	2011	2010	2009
	RMB’000	RMB’000	RMB’000
2010 final dividend, RMB 0.590 per share (2010: 2009 final dividend RMB0.250; 2009: 2008 final dividend RMB0.400)	2,901,856	1,229,600	1,967,360

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

In the annual general meeting held on May 20, 2011, a final dividend in respect of the year ended December 31, 2010 was approved by the shareholders and paid to the shareholders of the Company.

The board of directors proposes to declare a final dividend of approximately RMB2,803,488,000 calculated based on a total number of 4,918,400,000 shares issued at RMB1 each, at RMB0.570 per share, in respect of the year ended December 31, 2011. The declaration and payment of the final dividend needs to be approved by the shareholders of the Company by way of an ordinary resolution in accordance with the requirements of the Company’s Articles of Association. A shareholders’ general meeting will be held for the purpose of considering and, if thought fit, approving this ordinary resolution.

16. EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share attributable to the equity holders of the Company for the years ended December 31, 2011, 2010 and 2009 is based on the profit attributable to the equity holders of the Company for the year of RMB8,928,102,000, RMB9,281,386,000 and RMB4,117,322,000 and on the 4,918,400,000 shares in issue, during each of the three years.

The earnings per ADS have been calculated based on the profit for the relevant periods and on one ADS, being equivalent to 10 H shares.

No diluted earnings per share has been presented as there are no dilutive potential shares in issue during the years ended December 31, 2011, 2010 and 2009.

17. BANK BALANCES AND CASH/TERM DEPOSITS AND RESTRICTED CASH

Bank balances carry interest at market rates which ranged from 0.50% to 4.25% (2010: from 0.36% to 4.75%) per annum.

At the balance sheet dates, the short-term restricted cash, which carry interest at market rates of 0.50%-3.59 % per annum (2010: 0.36%-4.53%), represents the bank deposits pledged to certain banks to secure banking facilities granted to the Group. The long-term amount represents the bank deposits placed as guarantee for the future payments of rehabilitation costs as required by the Australian government and as guarantee for borrowings. The long-term deposits carry interest rate of 5.20% (2010: 5.20%) per annum.

The term deposits carry fixed interest rate of 3.10% to 6.20% (2010: 2.25% to 4.80%) per annum.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. BILLS AND ACCOUNTS RECEIVABLE

	At December 31,
	2011	2010
	RMB’000	RMB’000
Accounts receivable
- From third parties	636,788	439,646
- From a jointly controlled entity	181,164	53,450

Total accounts receivable	817,952	493,096
Less: Impairment loss	(4,143)	(5,406)

	813,809	487,690
Total bills receivable	6,498,265	9,529,570

Total bills and accounts receivable, net	7,312,074	10,017,260

Bills receivable represents unconditional orders in writing issued by or negotiated from customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties. The bills are non-interest bearing and have a maturity of six months.

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable based on the invoice dates at the balance sheet dates:

	At December 31,
	2011	2010
	RMB’000	RMB’000
1 - 90 days	4,037,903	4,738,930
91 - 180 days	3,274,171	5,278,330

	7,312,074	10,017,260

Before accepting any new customer, the Group assesses the potential customer’s credit quality and defines credit limits by customer. Limits attributed to customers are reviewed once a year.

There are no significant trade receivables which are past due but not yet impaired on both balance sheet dates. The Group does not hold any collateral over these balances. The average age of these receivables is 86 days (2010: 93 days). The management closely monitors the credit quality of accounts receivable and consider the balance that are neither past due nor impaired are of good credit quality.

The Group has provided fully for all receivables over 3 years because historical experience is such that receivables that are past due beyond 3 years are generally not recoverable. For receivable aged over 4 years and considered irrecoverable by the management will be written off.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. BILLS AND ACCOUNTS RECEIVABLE—Continued

An analysis of the impairment loss on bills and accounts receivable is as follows:

	2011	2010
	RMB’000	RMB’000
Balance at January 1	5,406	4,542
Provided for the year	—	895
Reversal	(1,263)	(31)

Balance at December 31	4,143	5,406

Included in the allowance for doubtful debts is an allowance of RMB4.1 million (2010: RMB5.4 million) for individually impaired trade receivables, which are mainly due from corporate customers in the PRC and considered irrecoverable by the management after consideration on the credit quality of those individual customers, the ongoing relationship with the Group and the aging of these receivables. The impairment recognized represents the difference between the carrying amount of these trade receivables and the present value of the amounts. The Group does not hold any collateral over these balances.

19. INVENTORIES

	At December 31,
	2011	2010
	RMB’000	RMB’000
COST
Methanol	11,786	10,279
Auxiliary materials, spare parts and small tools	414,475	372,046
Coal products	964,986	1,263,791

	1,391,247	1,646,116

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20. PREPAYMENTS AND OTHER RECEIVABLES

	At December 31,
	2011	2010
	RMB’000	RMB’000
Advances to suppliers	738,395	243,210
Due from a jointly controlled entity (note)	198,780	115,480
Deposit for environment protection	651,699	254,193
Prepaid relocation costs of inhabitants	1,714,506	1,709,872
Others	321,499	290,931

	3,624,879	2,613,686

Included in the above balances as of December 31, 2011 is an impairment loss of RMB17,229,000 (2010: RMB16,067,000). During the years ended December 31, 2011 and 2010, there were no impairment loss written off.

The Group has provided fully for all receivables over 3 years because historical experience is such that receivables that are past due beyond 3 years are generally not recoverable. Receivable will be written off, if aged over 4 years and considered irrecoverable by the management after considering the credit quality of the individual party and the nature of the amount overdue.

Note: The amount due from a jointly controlled entity is unsecured, interest-free and has no fixed repayment term.

21. PREPAID LEASE PAYMENTS

	At December 31,
	2011	2010
	RMB’000	RMB’000
Current portion	18,975	18,280
Non-current portion	713,425	728,082

	732,400	746,362

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

23. INTANGIBLE ASSETS

	Coal reserves	Coal resources	Potash mineral exploration permit	Technology	Rail access rights	Water Licenses	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
COST
At January 1, 2010	14,942,216	3,859,559	—	153,235	41,523	7,356	4,045	19,007,934
Exchange re-alignment	1,224,643	354,020	—	14,613	2,135	699	713	1,596,823
Acquisition of Yize	—	—	—	—	—	124,565	7,420	131,985
Additions for the year	—	25,921	—	—	1,317	—	8,114	35,352
Transfer	206,922	(206,922)	—	—	—	—	—	—
Disposal of a joint venture and subsidiaries	(539,070)	(127,293)	—	—	(41,410)	—	(348)	(708,121)

At December 31, 2010 and at January 1, 2011	15,834,711	3,905,285	—	167,848	3,565	132,620	19,944	20,063,973
Exchange re-alignment	(705,304)	(189,370)	—	(7,615)	(80)	(366)	(636)	(903,371)
Acquisition of additional interests in a joint venture	887,022	97,111	—	—	—	—	77	984,210
Acquisition of Syntech	228,334	164,040	—	—	—	—	—	392,374
Acquisition of Premier Coal and Premier Char	276,890	234,296	—	—	—	—	—	511,186
Acquisition of An Yuan Coal Mine	1,258,433	—	—	—	—	—	—	1,258,433
Acquisition of Xintai	3,333,970	—	—	—	—	—	—	3,333,970
Acquisition of potash mineral exploration permits	—	—	1,645,227	—	—	—	—	1,645,227
Additions for the year	1,825	47,201	—	—	—	—	3,622	52,648
Disposals for the year	—	—	—	—	(3,485)	—	(177)	(3,662)
Transfer	17,335	(17,335)	—	—	—	—	—	—

At December 31, 2011	21,133,216	4,241,228	1,645,227	160,233	—	132,254	22,830	27,334,988

AMORTIZATION
At January 1, 2010	141,256	—	—	—	—	—	4	141,260
Exchange re-alignment	8,601	—	—	—	11	—	100	8,712
Provided for the year	341,003	—	—	—	5,014	—	3,638	349,655
Disposal of a joint venture and subsidiaries	(63,976)	—	—	—	(4,773)	—	(69)	(68,818)

At December 31, 2010 and at January 1, 2011	426,884	—	—	—	252	—	3,673	430,809
Exchange re-alignment	(20,393)	—	—	—	(6)	—	(304)	(20,703)
Provided for the year	708,848	—	—	—	324	—	10,836	720,008
Eliminated on disposals	—	—	—	—	(570)	—	(175)	(745)

At December 31, 2011	1,115,339	—	—	—	—	—	14,030	1,129,369

CARRYING VALUES
At December 31, 2011	20,017,877	4,241,228	1,645,227	160,233	—	132,254	8,800	26,205,619

At December 31, 2010	15,407,827	3,905,285	—	167,848	3,313	132,620	16,271	19,633,164

The Parent Company and the Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay to the Parent Company, effective from September 25, 1997, an annual fee of RMB12,980,000 as compensation for the Parent Company’s agreement to give up the mining rights associated with the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine and Jining II. The annual fee is subject to change after a ten-year period. Up to the date of these financial statements, compensation fee of RMB5 per tonne of raw coal mined amounting to RMB139,767,000 (2010: RMB140,708,000) for the year has been preliminary agreed. The revised compensation fees are to be settled with governmental authority directly. The actual amount of compensation fee payable each year is still to be confirmed by the governmental authority.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

23. INTANGIBLE ASSETS—Continued

The other mining rights (coal reserves) are amortized on the following basis:

Amortization method
Jining III	Unit of production method
Zhaolou	Unit of production method
Tianchi	Unit of production method
An Yuan	Unit of production method
Wenyu	Unit of production method
Austar	Unit of production method
Ashton	Unit of production method
Moolarben	Unit of production method
Yarrabee	Unit of production method
Cameby Downs	Unit of production method
Premier	Unit of production method

Rail access rights are amortized on a straight line basis or unit of production basis over the life of the mine.

The exploration activities of the relevant locations have not yet been started and the permits were acquired in the second half of the year which the amortization charge is immaterial. Therefore, no amortization was provided for the potash mineral exploration permit.

Technology has not yet reached the stage of commercial application and therefore is not amortized.

Water licenses are amortized over the life of coal mine. The mining activities of the relevant locations have not yet been started and the connections to water sources have not been completed. Therefore, no amortization was provided.

Other intangible assets namely represent computer software which is amortized on a straight line basis of 2.5 to 5 years over the useful life.

Amortization expense of the mining rights for the year of RMB708,848,000 (2010: RMB341,003,000) has been included in cost of sales and service provided. Amortization expense of other intangible assets for the year of RMB11,160,000 (2010: RMB8,652,000) has been included in selling, general and administrative expenses.

At December 31, 2011, intangible assets with a carrying amount of approximately RMB2,095,988,000 (2010: RMB18,297,975,000) have been pledged to secure the borrowings of the Company’s subsidiaries (note 36).

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24. PROPERTY, PLANT AND EQUIPMENT

	Freehold land in Australia	Buildings	Harbor works and crafts	Railway structures	Mining structures	Plant, machinery and equipment	Transportation equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
COST
At January 1, 2010	290,512	3,777,044	253,678	1,346,588	5,179,785	17,429,186	373,445	1,173,033	29,823,271
Exchange re-alignment	26,598	10,471	—	—	67,144	357,436	25	77,736	539,410
Acquisition of Yize	—	4,670	—	—	—	8	73	—	4,751
Additions	41,764	77,300	—	—	281,451	94,707	2,337	3,059,827	3,557,386
Transfers	10	89,868	—	95,596	271,913	2,897,788	23,330	(3,378,505)	—
Written off	—	—	—	—	—	—	—	(1,491)	(1,491)
Disposals	—	(18,055)	—	(27,588)	—	(514,073)	(10,279)	—	(569,995)
Disposal of a joint venture and subsidiaries	(66,076)	—	—	—	(87,366)	(173,670)	—	—	(327,112)

At December 31, 2010 and January 1, 2011	292,808	3,941,298	253,678	1,414,596	5,712,927	20,091,382	388,931	930,600	33,026,220
Exchange re-alignment	(15,704)	(13,900)	—	—	(63,626)	(273,697)	—	(34,671)	(401,598)
Acquisition of additional interests in joint venture	—	6,188	—	—	86,838	262,050	—	57,044	412,120
Acquisition of Syntech	27,723	—	—	—	189,139	638,413	—	70,256	925,531
Acquisition of Premier Coal and Premier Char	51,459	211,047	—	—	260,069	1,121,542	—	104,497	1,748,614
Acquisition of An Yuan Coal Mine	—	47,524	—	—	112,016	16,429	98	—	176,067
Acquisition of Xintai	—	—	—	—	—	167,976	—	—	167,976
Additions	23,155	9,884	—	—	23,389	94,501	4,842	10,873,321	11,029,092
Transfers	3,330	94,505	—	158,156	263,351	1,595,832	58,712	(2,173,886)	—
Disposals	(1,413)	(7,983)	—	(23,789)	(204,616)	(1,283,471)	(26,522)	—	(1,547,794)

At December 31, 2011	381,358	4,288,563	253,678	1,548,963	6,379,487	22,430,957	426,061	9,827,161	45,536,228

ACCUMULATED DEPRECIATION AND IMPAIRMENT
At January 1, 2010	—	1,530,513	77,467	418,831	1,886,164	6,787,291	245,871	—	10,946,137
Exchange re-alignment	—	890	—	—	7,470	56,790	20	—	65,170
Provided for the year	—	109,779	5,819	165,254	271,295	1,836,394	38,085	—	2,426,626
Impairment loss	—	15,356	—	4,127	—	78,076	—	—	97,559
Eliminated on disposals	—	(4,761)	—	(4,858)	—	(328,379)	(9,614)	—	(347,612)
Disposal of a joint venture and subsidiaries	—	—	—	—	(9,799)	(26,476)	—	—	(36,275)

At December 31, 2010 and January 1, 2011	—	1,651,777	83,286	583,354	2,155,130	8,403,696	274,362	—	13,151,605
Exchange re-alignment	—	(925)	—	—	(8,856)	(46,220)	—	—	(56,001)
Provided for the year	—	109,558	5,702	300,136	179,661	1,634,746	36,214	—	2,266,017
Impairment loss	—	49,826	—	20,271	—	211,682	215	—	281,994
Eliminated on disposals	—	(5,140)	—	(23,199)	(54,358)	(1,273,354)	(25,160)	—	(1,381,211)

At December 31, 2011	—	1,805,096	88,988	880,562	2,271,577	8,930,550	285,631	—	14,262,404

CARRYING VALUES
At December 31, 2011	381,358	2,483,467	164,690	668,401	4,107,910	13,500,407	140,430	9,827,161	31,273,824

At December 31, 2010	292,808	2,289,521	170,392	831,242	3,557,797	11,687,686	114,569	930,600	19,874,615

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

During the year ended December 31, 2011, the directors conducted a review of the Group’s mining assets and determined that no assets were impaired due to physical damage and technical obsolescence (2010: RMB1,491,000).

At December 31, 2011, property, plant and equipment with a carrying amount of approximately RMB3,325,937,000 (2010: RMB4,361,373,000) have been pledged to secure bank borrowings of the Group (note 36).

In addition, at December 31, 2011, no property, plant and equipment had been pledged to secure the finance leases of the Group (2010: RMB856,876,000).

As a result of shortage in raw materials supply of methanol operations, the raw material prices continue to rise. Therefore the Group assessed the recoverable amount of property, plant and equipment and the Group recognized impairment loss of RMB281,994,000 (2010: RMB97,559,000) (included in selling, general and administrative expenses) for the year ended December 31, 2011.

25. OVERBURDEN IN ADVANCE

	At December 31,
	2011	2010
	RMB’000	RMB’000
Overburden in advance - cost	261,441	149,351

Overburden in advance comprises the accumulation of expenses incurred to enable access to the coal seams, and includes direct removal costs, machinery and plant running costs. The deferred costs are presented after the deduction of the portion that has been transferred to the income statement in the period.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

26. GOODWILL

	2011	2010
	RMB’000	RMB’000
COST
At January 1	1,196,586	1,305,345
Acquisition of Syntech	25,642	—
Acquisition of Premier Coal and Premier Char	17,849	—
Acquisition of Xintai	653,837	—
Disposal of a joint venture and subsidiaries	—	(181,883)
Exchange re-alignment	(27,877)	73,124

At December 31	1,866,037	1,196,586

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units that are expected to benefit from that business combination. The carrying amount of goodwill had been allocated as follows:

	At December 31,
	2011	2010
	RMB’000	RMB’000
Mining
- Jining II	10,106	10,106
- Shandong Yanmei Shipping Co., Ltd	10,046	10,046
- Heze	35,645	35,645
- Shanxi Group	145,613	145,613
- Yancoal Resources	628,202	658,057
- Syntech	28,035	—
- Premier Coal and Premier Char	17,434	—
- Xintai	653,837	—

Coal Railway Transportation
- Railway Assets	97,240	97,240

Electricity and heat supply
- Hua Ju Energy	239,879	239,879

	1,866,037	1,196,586

The recoverable amounts of goodwill from each of the above cash generating units have been determined on the basis of value in use calculations. The recoverable amounts are based on certain similar key assumptions on discount rates, growth rates and expected changes in selling prices and direct cost. All value in use calculations use cash flow projections based on financial budgets approved by management covering a 5-year period, using a zero percent growth rate and with a discount rate of 8-10% (2010: 8-10%).

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

26. GOODWILL—Continued

The cash flows beyond the 5-year period are extrapolated for 5 years using a zero percent growth rate. Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the same raw materials price inflation during the budget period. Expected cash inflows/outflows, which include budgeted sales, gross margin and raw material price inflation, have been determined based on past performance and management’s expectations for the market development. Management believes that any reasonably possible change in any of these assumptions would not cause the carrying amount of each of the above units to exceed the recoverable amount of each of the above units. During the years ended December 31, 2011 and 2010, management of the Group determined that there are no impairments of any of its cash-generating units containing goodwill.

27. INVESTMENTS IN SECURITIES

The investments in securities represent available-for-sale equity investments:

	At December 31,
	2011	2010
	RMB’000	RMB’000
Equity securities listed on the SSE
- Stated at fair value	173,495	194,258
Unlisted equity securities	199,305	30,184

	372,800	224,442

The investments in equity securities listed on the SSE of the Company included Shenergy Company Limited and Jiangsu Lian Yun Gang Port Corporation Limited, stated at the fair value as at December 31, 2011 of RMB167,533,000 (2010: RMB185,661,000) and RMB5,962,000 (2010: RMB8,597,000) respectively.

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

28. INTERESTS IN ASSOCIATES

	At December 31,
	2011	2010
	RMB’000	RMB’000
Cost of investments in associates	1,565,000	1,025,000
Share of post-acquisition profit and other comprehensive income	118,897	49,958

	1,683,897	1,074,958

Information on major associates is as follows:

	Place of establishment and operation	Class of shares held	Principal activity	At December 31,
				2011	2010
Name of associate				Interest held	Interest held
Huadian Zouxian Power Generation Company Limited	PRC	Registered Capital	Electricity generation business	30%	30%
Yankuang Group Finance Company Limited	PRC	Registered Capital	Financial services	25%	25%
Shaanxi Future Energy Chemical Corp. Ltd	PRC	Registered Capital	Coal mining and liquefaction of coal	25%	—

Huadian Zouxian Power Generation Company Limited, Yankuang Group Finance Company Limited and Shaanxi Future Energy Chemical Corp. Ltd are held by the Company directly.

Summarized financial information in respect of the Group’s associates is set out below:

	At December 31,
	2011	2010
	RMB’000	RMB’000
Total assets	15,707,916	12,631,030
Total liabilities	(9,621,441)	(8,963,100)

Net assets	6,086,475	3,667,930

Group’s share of net assets of associates	1,683,897	1,074,958

	Year ended December 31,
	2011	2010
	RMB’000	RMB’000
Revenue	4,343,215	4,239,375

Profit for the year	258,546	30,968

Group’s share of profit of associates	68,939	8,870

Group’s share of other comprehensive income of associates	—	1,107

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

29. LONG TERM RECEIVABLES

	At December 31,
	2011	2010
	RMB’000	RMB’000

Receivables	300,383	—

The long term receivables represented (i) investment in preference shares of a company (AUD15,300,000) with cumulative dividends; (ii) investment in the long term bonds of a company (AUD31,500,000) with floating interest rate.

30. DEPOSITS MADE ON INVESTMENTS

	At December 31,
	2011	2010
	RMB’000	RMB’000
Shaanxi coal mine operating company	117,926	117,926
Inner Mongolia Haosheng Coal Mining Limited	2,439,881	2,045,753
Yijinhuoluo Qi Nalin Tao Hai Town An Yuan Coal Mine	—	1,080,000

	2,557,807	3,243,679

During 2006, the Company entered into a co-operative agreement with two independent third parties to establish a company for acquiring a coal mine in Shaanxi province for operations. The Company will have to invest approximately RMB196.8 million in order to obtain 41% equity interest. As at December 31, 2011, the Company made a deposit of RMB118 million (2010: RMB118 million) in relation to this acquisition. As at December 31, 2011, the relevant procedures to establish the new company are still in progress, and the establishment has not yet been completed.

During 2010, the Company entered into a co-operative agreement with three independent companies to acquire 51% equity interest of Inner Mongolia Hao Sheng Coal Mining Limited (‘Hao Sheng’) at a consideration of RMB6,649 million and to obtain the mining rights of the Shilawusu Coal Field (‘the mining right’) in name of Hao Sheng. During the year, the Company entered into a co-operative agreement with two independent companies to acquire additional 10% shareholding of Hao Sheng at a consideration of RMB1,313,760,000. As at December 31, 2011, the Company made a deposit of RMB2,440 million (2010: RMB 2,046 million) in relation to this acquisition. According to the agreement, if the mining right is not obtained within two years, the acquisition would be cancelled and any consideration paid would be refunded to the Group. As at December 31, 2011, the relevant procedures are still in progress and the mining right has not yet been obtained. As the conditions of the acquisition is to obtain the mining right in name of Hao Sheng, hence the acquisition has not been completed.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

31. INTERESTS IN JOINTLY CONTROLLED ENTITIES

	At December 31,
	2011	2010
	RMB’000	RMB’000
Share of net assets	19,453	751

Information on major jointly controlled entities is as follows:

	Place of establishment and operation	Class of shares held	Principal activity	At December 31,
				2011		2010
Name of jointly controlled entity				Voting power	Interest held	Voting power	Interest Held
Australian Coal Processing Holdings Pty Ltd (i)	Australia	Ordinary shares	Holding company	50%	90%	33.33%	60%
Ashton Coal Mines Limited (ii)	Australia	Ordinary shares	Real estate holder & sales company	50%	90%	33.33%	60%

(i)	During 2011, the Company, through a subsidiary company, acquired 30% equity interest held indirectly by a shareholder of Australian Coal Processing Holding Pty Ltd. The Company’s control in the Australian Coal Processing Holding Pty Ltd increased from 60% to 90%. Under the shareholders agreement between the subsidiary and the remaining one shareholder, all major financial and operating policy decisions require a vote by directors who together represent shareholders holding 100% of the shares or a vote by shareholders who together hold 100% of the shares. Therefore decisions must be passed unanimously by directors or shareholders and the subsidiary’s voting power is increased from 33.33% to 50%.
(ii)	During 2011, the Company, through a subsidiary company, acquired 30% equity interest held indirectly by a shareholder of Ashton Coal Mines Limited. The Company’s control in the Ashton Coal Mines Limited increased from 60% to 90%. Under the shareholders agreement between the subsidiary and the remaining one shareholder, all major financial and operating policy decisions require a unanimous resolution of the shareholders. Therefore, decisions must be passed unanimously by shareholders and the subsidiary’s voting power is increased from 33.33% to 50%.
(iii)	The above jointly controlled entities are indirectly held by the Company.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

31. INTERESTS IN JOINTLY CONTROLLED ENTITIES—Continued

Summarized financial information in respect of the Group’s jointly controlled entities is set out below:

	At December 31,
	2011	2010
	RMB’000	RMB’000
Total assets	230,367	82,698
Total liabilities	(208,753)	(81,447)

Net assets	21,614	1,251

Group’s share of net assets of jointly controlled entities	19,453	751

	Year ended December 31,
	2011	2010
	RMB’000	RMB’000
Revenue	1,795,960	2,029,948

Loss for the year	—	(770)

Group’s share of net loss of jointly controlled entities	—	(462)

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

32. INTERESTS IN JOINT VENTURES

Information on major joint ventures (other than jointly controlled entities) is as follows:

	Place of establishment and operation	Principal activity	At December 31,
			2011	2010
Name of joint venture			Interest held	Interest held
Boonal joint venture	Australia	Provision of a coal haul road and train load out facilities	50%	50%
Athena joint venture	Australia	Coal exploration	51%	51%
Ashton joint venture	Australia	Development and operation of open-cut and underground coal mines	90%	60%
Moolarben joint venture	Australia	Development and operation of open-cut and underground coal mines	80%	80%

The above joint ventures are established and operated as unincorporated businesses and are held indirectly by the Company.

The Group’s interest in the assets and liabilities of the joint ventures are set out below:

	At December 31,
	2011	2010
	RMB’000	RMB’000
Current assets	859,702	588,626
Non-current assets	20,243,996	19,264,652
Current liabilities	(284,493)	(218,206)
Non-current liabilities	(79,765)	(57,218)

	20,739,440	19,577,854

The Group’s share of revenue, expenses and profit before income tax of the joint ventures are set out below:

	Year ended December 31,
	2011	2010
	RMB’000	RMB’000
Revenue	1,007,606	28,834
Expenses	(4,246,184)	(2,138,986)

Loss before income tax	(3,238,578)	(2,110,152)

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

33. BILLS AND ACCOUNTS PAYABLE

	At December 31,
	2011	2010
	RMB’000	RMB’000
Accounts payable
- To third parties	2,003,462	1,420,042
- To a jointly controlled entity	181	7,943

	2,003,643	1,427,985
Bills payable	237,201	126,459

	2,240,844	1,554,444

The following is an aged analysis of bills and accounts payable based on the invoice dates at the balance sheet date:

	At December 31,
	2011	2010
	RMB’000	RMB’000
1 - 90 days	1,790,743	1,321,149
91 - 180 days	257,392	78,647
181 - 365 days	60,865	23,607
Over 1 year	131,844	131,041

	2,240,844	1,554,444

The average credit period for accounts payable and bills payable is 90 days. The Group has financial risk management policies in place to ensure that all payables are within the credit timeframe.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

34. OTHER PAYABLES AND ACCRUED EXPENSES

	At December 31,
	2011	2010
	RMB’000	RMB’000
Customers’ deposits	1,523,567	1,378,811
Accrued wages	1,047,144	823,655
Other taxes payable	431,728	280,028
Payables in respect of purchases of property, plant and equipment and construction materials	2,733,713	324,136
Accrued freight charges	3,871	5,466
Accrued repairs and maintenance	34,957	24,177
Accrued utility expenses	—	8,516
Staff welfare payable	94,121	96,501
Withholding tax payable	641	258
Deposits received from employees	12,847	9,946
Coal Price adjustment fund	47,072	36,031
Accrued land subsidence, restoration, rehabilitation and environmental costs	533	691
Payable on compensation fee of mining rights	552,686	412,919
Others	861,935	419,836

	7,344,815	3,820,971

35. PROVISION FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

	2011	2010
	RMB’000	RMB’000
Balance at January 1	2,453,231	1,608,808
Disposal of a joint venture and subsidiaries Exchange re-alignment	— (11,267)	(6,878 12,791)
Acquisition of Syntech	14,259	—
Acquisition of Premier Coal and Premier Char	168,847	—
Additional provision in the year	1,513,084	1,532,200
Utilization of provision	(956,511)	(693,690)

Balance at December 31	3,181,643	2,453,231

Presented as:
Current portion	2,856,229	2,300,637
Non-current portion	325,414	152,594

	3,181,643	2,453,231

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

36. BORROWINGS

	At December 31,
	2011	2010
	RMB’000	RMB’000
Current liabilities
Bank borrowings
- Unsecured borrowings (i)	13,193,083	156,278
- Secured borrowings (ii)	6,395,413	375,978
Finance leases (iii)	—	82,669

	19,588,496	614,925
Non-current liabilities
Bank borrowings
- Unsecured borrowings (i)	2,110,000	789,962
- Secured borrowings (ii)	12,759,324	20,871,536
Finance leases (iii)	—	739,335

	14,869,324	22,400,833

Total borrowings	34,457,820	23,015,758

(i) Unsecured borrowings are repayable as follows:

	At December 31,
	2011	2010
	RMB’000	RMB’000
Within one year	13,193,083	156,278
More than one year, but not exceeding two years	22,000	679,962
More than two years, but not more than five years	2,066,000	66,000
More than five years	22,000	44,000

Total	15,303,083	946,240

The balance as of December 31, 2011 represented a borrowing obtained by Shanxi Tianchi before the Company acquired it, short term and long term borrowings obtained by the Company, and a short term borrowing obtained by Yancoal International during the year. The loan of Shanxi Tianchi amounting to RMB132,000,000 (2010: RMB154,000,000) carried interest at 5.94% (2010: 5.94%) per annum and is subject to adjustment based on the interest rate stipulated by the People’s Bank of China (“PBOC”). The loan is repayable by 20 instalments over a period of 12 years, with the first instalment due in May 2008. The amount is guaranteed by the Parent Company.

The total unsecured short term borrowings of the Company amounting to RMB11,892,000,000 carried interest at 6.06%-6.56% per annum. The unsecured long term borrowing amounting to RMB2,000,000,000 carried interest at 6.90% per annum and is subject to adjustment based on the interest rate stipulated by the PBOC. The long term loan is guaranteed by the Parent Company.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

36. BORROWINGS—Continued

(i) Unsecured borrowings are repayable as follows:—Continued

The total unsecured short term borrowing of Yancoal International amounting to RMB 1,279,083,000 (USD203,000,000) carried interest at LIBOR plus a margin of 2.6% per annum. The loan is repayable on the due day in full.

The total unsecured borrowings of Australian subsidiaries amounting to RMB792,240,000 (AUD118,000,000) as at December 31, 2010 have been repaid during the year.

(ii) Secured borrowings are repayable as follows:

	At December 31,
	2011	2010
	RMB’000	RMB’000
Within one year	6,395,413	375,978
More than one year, but not exceeding two years	6,395,413	6,925,847
More than two years, but not more than five years	6,363,911	13,945,689

Total	19,154,737	21,247,514

Included in the balance as of December 31, 2011 are loans amounting to RMB19,154,737,000 (USD3,040,000,000) (2010: RMB20,133,007,000) obtained by the Group for the purpose of settling the consideration in respect of acquisition of Yancoal Resources. The borrowings of RMB18,272,611,000 (USD2,900,000,000) (2010: RMB19,205,829,000) and of RMB882,126,000 (USD140,000,000) (2010: RMB927,178,000) carried interest at three-month LIBOR plus a margin of 0.75% (approximately 1.31%) and at three-month LIBOR plus a margin of 0.8% (approximately 1.36%) respectively. The borrowings are guaranteed by the Company, counter-guaranteed by the Parent Company and secured by the Group’s term deposit (note 17).

(iii) Finance leases are repayable as follows:

	At December 31,
	2011	2010
	RMB’000	RMB’000
Minimum lease payments
Within one year	—	152,740
More than one year, but not exceeding two years	—	150,125
More than two years, but not more than five years	—	747,900

	—	1,050,765
Less: Future finance charges	—	(228,761)

Present value of lease payments	—	822,004

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

36. BORROWINGS—Continued

(iii) Finance leases are repayable as follows:—Continued

	At December 31,
	2011	2010
	RMB’000	RMB’000
Present value of minimum finance lease payments
Within one year	—	82,669
More than one year, but not exceeding two years	—	88,144
More than two years, but not more than five years	—	651,191

	—	822,004
Less: Amounts due within one year and included in current liabilities	—	(82,669)

Amounts due after one year and included in non-current liabilities	—	739,335

During the year, all the finance lease liabilities have been repaid.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

37. DERIVATIVE FINANCIAL INSTRUMENTS

	At December 31,
	2011	2010
	RMB’000	RMB’000
Derivatives used for cash flow hedging:
Current assets
- Forward foreign exchange contracts	104,910	239,476

Current liabilities
- Forward foreign exchange contracts	42,471	12,269
- Interest rate swap contracts	179,618	153,909

	222,089	166,178

During the year ended December 31, 2011, the Group’s subsidiaries in Australia entered into forward foreign exchange contracts to sell or purchase specified amounts of foreign currencies in the future at stipulated exchange rates. The objective of entering into the forward foreign exchange contracts is to reduce the foreign exchange rate related volatility of revenue stream and capital expenditure and thereby assist in risk management for the Group. The outstanding sell United States dollars contracts are hedging highly probable forecasted sales of coal. Cash flows and any impact to profit or loss arising from all the foreign exchange contracts are expected to occur within one year from the balance sheet date.

As at December 31, 2011, the outstanding notional amount to sell United States dollars (sell United States dollars and buy Australian dollars) was approximately RMB3,279 million (2010: RMB4,169 million) and RMB1,553 million, all maturing within one year (2010: within one year) with forward rates ranging from 0.9182 to 1.0642 (2010: ranging from 0.8369 and 0.9887 respectively) and floor price and ceiling price of 0.9230 and 1.080 (2010: nil).

As at 31 December 2011, the Company has not entered into any contracts to buy United States dollars (buy United States dollars and sell Australian dollars) and buy Yen (buy Yen and sell Australian dollars) (2010: the outstanding notional amount to buy United States dollars (buy United States dollars and sell Australian dollars) and buy Yen (buy Yen and sell Australian dollars) were RMB79 million and RMB9 million respectively; all maturing within one year with forward rate of approximately 0.8811 and floor price and ceiling price of 63.5 and 65 respectively).

As at 31 December 2011, the Group’s Australian subsidiaries has not entered into contracts with banks to hedge a proportion of borrowings issued at variable interest rates through the use of floating-to-fixed interest rate swap contracts. (2010: outstanding notional amount RMB1,503 million; contract period of three years at a hedge period of 3 months with floating rate and fixed rate of approximately 5.09 % and 5.8312% respectively).

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

37. DERIVATIVE FINANCIAL INSTRUMENTS—Continued

The Company also entered into contracts with three banks to hedge a proportion of borrowings issued at variable interest rates through the use of floating-to-fixed interest rate swap contracts. As at December 31, 2011, the outstanding notional amount was approximately RMB9,451 million (USD 1,500 million) (2010: RMB9,934 million), contract period of four years (2010: four years) at a hedge period of 3 months with floating rate as LIBOR + 0.75% (2010: LIBOR + 0.75%) and fixed rate of approximately 2.75%, 2.42% and 2.41% for the three contracts respectively (2010: approximately 2.75%, 2.42% and 2.41% respectively). The non-current portion of the derivatives is not material and is included in current portion. Cash flows and any impact to profit or loss arising from the above use of floating-to-fixed interest rate swap contracts are expected to occur within each hedge period of 3 months over the contract period.

For the year ended December 31, 2011, the ineffective hedging portion of the changes in fair values of the forward foreign exchange contracts of approximately RMB1.9 million was recognized as selling, general and administrative expenses in the consolidated income statement (2010: RMB10 million). The effective hedging portion was recognized as current portion of derivative financial instruments in the consolidated balance sheet.

The fair values of the forward foreign exchange contracts are estimated based on the discounted cash flows between the contract forward rate and spot forward rate. The fair values of the interest rate swap contracts are estimated based on the discounted cash flows between the contract floating rate and the contract fixed rate.

38. LONG-TERM PAYABLE

	At December 31,
	2011	2010
	RMB’000	RMB’000
Current liabilities
- Deferred income of sale and leaseback	—	3,179
- Deferred payment for acquisition of interests in Minerva (i)	3,205	3,357

	3,205	6,536

Non-current liabilities
- Deferred income of sale and leaseback	—	7,946
- Deferred payment for acquisition of interests in Minerva (i)	8,159	12,991
- Others	6,869	7,980

	15,028	28,917

Total	18,233	35,453

(i)	The carrying value of the deferred payment for acquisition of interests in Minerva is based on cash flows discounted using a rate of 7.5%.
(ii)	Yancoal Resources incurred the deferred income of sale and leaseback and deferred payment for acquisition of interests in Minerva prior to its acquisition by the Group.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

39. DEFERRED TAXATION

	Available-for-sale investment	Accelerated tax depreciation	Fair value adjustment on mining rights (coal reserves)	Temporary differences on income and expenses recognized	Tax losses	Cash flow hedge reserve	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2010	(50,623)	(301,226)	(633,033)	(331,950)	563,671	(4,267)	(757,428)
Exchange re-alignment	—	(3,897)	(40,040)	(30,255)	53,752	—	(20,440)
Disposal of a joint venture and subsidiaries	—	—	2,229	(5,653)	—	—	(3,424)
Credit (charge) to other comprehensive income	21,818	—	—	—	—	(24,350)	(2,532)
Credit (charge) to the consolidated income statement (note 12)	—	(230)	(32,738)	(406,304)	(253,945)	—	(693,217)

Balance at January 1, 2011	(28,805)	(305,353)	(703,582)	(774,162)	363,478	(28,617)	(1,477,041)
Exchange re-alignment	—	3,846	87,322	25,090	(8,008)	—	108,250
Acquisition of additional interests in joint venture	—	—	(49,246)	—	—	—	(49,246)
Acquisition of Syntech	—	—	(81,370)	55,728	—	—	(25,642)
Acquisition of Premier Coal and Premier Char	—	—	(69,154)	51,305	—	—	(17,849)
Acquisition of Xintai	—	—	(817,296)	—	—	—	(817,296)
Credit to other comprehensive income	5,190	—	—	—	—	62,073	67,263
Credit (charge) to the consolidated income statement (note 12)	—	70,100	(550,430)	487,222	(355,470)	—	(348,578)

Balance at December 31, 2011	(23,615)	(231,407)	(2,183,756)	(154,817)	—	33,456	(2,560,139)

The temporary differences on income and expenses recognized mainly arose in respect of unpaid provision of salaries and wages, provisions of compensation fees for mining rights and land subsidence, restoration, rehabilitation and environmental costs and also included payments on certain expenses such as exploration costs and certain income in Australia.

The following is the analysis of the deferred tax balances for financial reporting purposes:

	At December 31,
	2011	2010
	RMB’000	RMB’000
Deferred tax assets	1,335,165	1,124,166
Deferred tax liabilities	(3,895,304)	(2,601,207)

	(2,560,139)	(1,477,041)

At the balance sheet date, the Group has unused tax losses of RMB1,560 million (2010: RMB2,778 million) contributed by the subsidiaries available for offset against future profits. No deferred tax asset has been recognized (2010: RMB1,212 million) of such losses. No deferred tax asset has been recognized in respect of the RMB1,560 million (2010: RMB1,566 million) due to the unpredictability of future profit streams. Included in unrecognized tax losses are losses of RMB298 million that will expire in 2013 and losses of RMB357 million that will expire in 2014 (2010: losses of RMB106 million that will expire in 2012, losses of RMB298 million that will expire in 2013 and losses of RMB357 million that will expire in 2014). Other losses may be carried forward indefinitely.

By reference to financial budgets, management believes that there will be sufficient future profits for the realization of deferred tax assets which have been recognized in respect of tax losses.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

40. SHAREHOLDERS’ EQUITY

Share capital

The Company’s share capital structure at the balance sheet date is as follows:

	Domestic invested shares		Foreign invested shares H shares (including H shares represented by ADS)	Total
	State legal person shares (held by the Parent Company)	A shares

Number of shares
At January 1, 2010, January 1, 2011 and December 31, 2011	2,600,000,000	360,000,000	1,958,400,000	4,918,400,000

	Domestic invested shares		Foreign invested shares H shares (including H shares represented by ADS)	Total
	State legal person shares (held by the Parent Company)	A shares
	RMB’000	RMB’000	RMB’000	RMB’000
Registered, issued and fully paid
At January 1, 2010, January 1, 2011 and December 31, 2011	2,600,000	360,000	1,958,400	4,918,400

Each share has a par value of RMB1.

The Company has completed the implementation of the share reform plan on April 3, 2006 and the non-tradable legal person shares held by the Parent Company become tradable shares. The Parent Company guaranteed that it would not trade these shares in the market within 48 months from that day. As part of the share reform plan, the Parent Company agreed that the Group can participate in the investment and joint development in the oil production project of the Parent Company. During the year, the Parent Company has fulfilled all the requirements. Up to the issue of these financial statements, there is no application for the right of shares trading in the market by the Parent Company and hence the shares held by the Parent Company are still not yet tradable.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

40. SHAREHOLDERS’ EQUITY—Continued

Reserves

Future Development Fund

Pursuant to regulation in the PRC, the Company, Shanxi Tianchi and Heze are required to transfer an annual amount to a future development fund at RMB6 per tone of raw coal mined (Xintai and Ordos: RMB6.5 per tone of raw coal mined). The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

From 2008 onwards, Shanxi Tianchi is required to transfer an additional amount at RMB5 per tonne of raw coal mined as coal mine transformation fund.

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

In accordance with the regulations of the State Administration of Work Safety, the Company has a commitment to incur RMB8 (Shanxi Tianchi: increased from RMB15 to RMB50 from July 2011 onwards, Xintai and Ordos: RMB7) for each tonne of raw coal mined from May 1, 2004 which will be used for enhancement of safety production environment and improvement of facilities (“Work Safety Cost”). In prior years, the work safety expenditures are recognized only when acquiring the fixed assets or incurring other work safety expenditures. The Company, Heze, Shanxi Tianchi, Xintai and Ordos make appropriation to the future development fund in respect of unutilized Work Safety Cost from 2008 onwards.

In accordance with the regulations of the State Administration of Work Safety, the Company’s subsidiaries, Hua Ju Energy, Shanxi Tianhao and Yulin, have a commitment to incur Work Safety Cost at the rate of: 4% of the sales income for the year below RMB10 million; 2% of the actual sales income for the year between RMB10 million and RMB100 million (included); 0.5% of the actual sales income for the year between RMB100 million and RMB1 billion (included); 0.2% of the actual sales income for the year above RMB1 billion. The unutilized Work Safety Cost at December 31, 2011 was RMB665,102,000.

Statutory Common Reserve Fund

The Company and its subsidiaries in the PRC have to set aside 10% of its profit for the statutory common reserve fund (except where the fund has reached 50% of its registered capital). The statutory common reserve fund can be used for the following purposes:

•	to make good losses of the previous years; or

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

The Company’s distributable reserve as at December 31, 2011 is the retained earnings computed under PRC GAAP which amounted to approximately RMB22,913,403,000 (At December 31, 2010: RMB19,727,074,000).

41. CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance. The Group’s overall strategy remains unchanged from prior year.

The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 36 and equity attributable to equity holders of the Company, comprising issued share capital, reserves and retained earnings, and amounted to RMB77,092,310,000 (2010: RMB60,347,644,000) as at December 31, 2011.

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

42. FINANCIAL INSTRUMENT

42a. Categories of financial instruments

	At December 31,
	2011	2010
	RMB’000	RMB’000
Financial assets
Loans and receivables (including cash and cash equivalents)	26,863,250	21,468,083
Available-for-sale financial assets	372,800	224,442
Derivative financial instruments (financial instruments at fair value)	104,910	239,476

Financial liabilities
Amortized cost	41,606,999	26,757,425
Derivative financial instruments (financial instruments at fair value)	222,089	166,178

42b. Financial risk management objectives and policies

The Group’s major financial instruments include available-for-sale equity instruments, bills and accounts receivable, other current assets such as other receivables, bank balances and cash, term deposits, restricted cash, long term receivables, derivative financial instruments, bills and accounts payable, other payables, borrowings and amount due to Parent Company and its subsidiary companies. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. There has been no significant change to the Group’s exposure to market risk or the manner in which it manages and measures the risk.

Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group.

At December 31, 2011 and 2010, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group arising from the failure to perform their obligations in relation to each class of recognized financial assets is the carrying amount of those assets as stated in the consolidated balance sheet.

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

The Group maintains its cash and cash equivalents with reputable banks and Yankuang Group Finance Group Company Limited (see note 28). Therefore, the directors consider that the credit risk for such is minimal.

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

For the years ended December 31, 2011, 2010 and 2009, net sales to the Group’s five largest customers accounted for approximately 19.4%, 24.7% and 28.7%, respectively, of the Group’s total net sales. Net sales to the Group’s largest customer accounted for 8.5%, 13.0% and 15.4% of the Group’s net sales for the years ended December 31, 2011, 2010 and 2009, respectively. The Group’s largest customer was Huadian Power International Corporation Limited (“Huadian”) for the years ended December 31, 2011, 2010 and 2009.

Details of the accounts receivable from the five customers with the largest receivable balances at December 31, 2011 and 2010 are as follows:

	Percentage of accounts receivable
	At December 31,
	2011	2010

Five largest receivable balances	60.47%	58.43%

The management considers the strong financial background and good creditability of these customers, and there is no significant uncovered credit risk.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

42. FINANCIAL INSTRUMENT—Continued

42b. Financial risk management objectives and policies—Continued

Credit risk—Continued

The table below shows the credit limit and balance of 5 major counterparties at the balance sheet date:

		31.12.2011		31.12.2010
Counterparty	Location	Credit limit	Carrying amount	Credit limit	Carrying amount
		RMB’000	RMB’000	RMB’000	RMB’000
		(note)		(note)
Company A	Australia	Not applicable	181,164	Not applicable	53,450
Company B	Australia	Not applicable	94,248	Not applicable	—
Company C	Hong Kong	Not applicable	80,156	Not applicable	—
Company D	Korea	Not applicable	69,566	Not applicable	58,773
Company E	Hong Kong	Not applicable	69,482	Not applicable	—
Company F	Australia	Not applicable	—	Not applicable	64,170
Company G	Korea	Not applicable	—	Not applicable	59,133
Company H	Japan	Not applicable	—	Not applicable	52,600

			494,616		288,126

Note:	Customers of Australian subsidiaries have not been granted the credit limit. Australian subsidiaries generally make annual sales arrangements with customers.

The Group’s geographical concentration of credit risk is mainly in East Asia (excluding the PRC) and Australia. As at December 31, 2011 and 2010, over 86% and 85% of the Group’s total trade receivables were from Australia and from East Asia (excluding the PRC) respectively.

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

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities in currencies other than the functional currencies of the relevant group entities at the balance sheet date are as follows:

	Liabilities		Assets
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000
United States Dollar (“USD”)	19,309,802	20,516,314	1,025,746	902,402
Euro (“EUR”)	—	—	205	222
Hong Kong Dollar (“HKD”)	—	—	452	6,062
Notional amounts of sell USD foreign exchange contracts used for hedging	1,996,267	—	2,836,035	4,169,000
Notional amounts of buy USD foreign exchange contracts used for hedging	—	79,000	—	—
Notional amounts of buy Yen foreign exchange contracts used for hedging	—	9,000	—	—

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

	USD Impact (note i)		HKD Impact (note i )
	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000
Increase (Decrease) to profit and loss
- if RMB weakens against respective foreign currency	14,311	35,312	17	227
- if RMB strengthens against respective foreign currency	(14,311)	(35,312)	(17)	(227)

	USD Impact (note ii)
	2011	2010
	RMB’000	RMB’000

Increase (Decrease) to profit and loss
- if AUD weakens against respective foreign currency	(873,588)	(718,045)
- if AUD strengthens against respective foreign currency	873,588	718,045

Increase (Decrease) to shareholders’ equity
- if AUD weakens against respective foreign currency	(680,643)	(725,998)
- if AUD strengthens against respective foreign currency	680,643	725,998

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

The interest rate hedging policy of the Group is disclosed in note 37.

The Group’s exposures to interest rate risk on financial assets and financial liabilities are detailed in the liquidity risk section of this note. The Group’s cash flow interest rate risk is mainly concentrated on the fluctuation of the PBOC arising from the Group’s RMB borrowings and the LIBOR arising from the Group’s USD borrowings.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

42. FINANCIAL INSTRUMENT—Continued

42b. Financial risk management objectives and policies—Continued

Market risk—Continued

(ii) Interest rate risk—Continued

Sensitivity Analysis

The following table details the Group’s sensitivity to a change of 100 basis points in the interest rate, assuming the financial instruments outstanding at the end of the reporting period were outstanding for the whole year and all the variables were held constant. It includes the interest rate fluctuation of the abovementioned PBOC rate and LIBOR.

	2011	2010
	RMB’000	RMB’000

Increase (Decrease) to profit and loss
-If increases by 100 basis points	(114,257)	(71,946)
-If decreases by 100 basis points	114,257	71,946

Increase (Decrease) to shareholders’ equity
-If increases by 100 basis points	(78,815)	(34,692)
-If decreases by 100 basis points	78,815	34,692

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

Liquidity and interest risk tables

	Weighted average effective interest rate	Less than 3 months	3-6 months	6 months to 1 year	1-5 years	5+ years	Total undiscounted cash flow	Carrying amount at 12.31
	%	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2011
Non-derivative financial liabilities
Bills and accounts payables	N/A	2,205,968	34,876	—	—	—	2,240,844	2,240,844
Other payables	N/A	4,514,097	—	—	—	—	4,514,097	4,514,097
Amount due to Parent Company and its subsidiary companies	N/A	352,625	—	—	—	—	352,625	352,625
Bank borrowings - variable rate	2.76%-6.90%	7,845,689	2,344,366	10,279,014	15,970,348	34,020	36,473,437	34,488,069
Long-term payable	N/A	1,535	—	1,474	9,807	—	12,816	11,364

		14,919,914	2,379,242	10,280,488	15,980,155	34,020	43,593,819	41,606,999

Financial guarantees issued
Maximum amount guaranteed (note)	N/A	—	—	—	—	1,392,566	1,392,566	—

Derivative financial instruments – gross settlement
Forward foreign exchange contracts - Outflow	N/A	180,014	695,818	1,118,038	—	—	1,993,870	1,996,267

Derivative financial instruments – net settlement
Interest rate swap contracts	N/A	30,552	30,552	62,802	55,712	—	179,618	179,618

Note: the amount presented is the maximum contractual presented under guarantees issued.

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

Note: the amount presented is the maximum contractual presented under guarantees issued.

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
2011
Assets
Available-for-sale investments
- Investments in securities listed on the SSE
Derivative financial instruments	173,495	—	—	173,495
- Forward foreign exchange contracts	—	104,910	—	104,910

	173,495	104,910	—	278,405

Liabilities
Derivative financial instruments
- Forward foreign exchange contracts	—	42,471	—	42,471
- Interest rate swap contracts	—	179,618	—	179,618

	—	222,089	—	222,089

2010
Assets
Available-for-sale investments
- Investments in securities listed on the SSE	194,258	—	—	194,258
Derivative financial instruments
- Forward foreign exchange contracts	—	239,476	—	239,476

	194,258	239,476	—	433,734

Liabilities
Derivative financial instruments
- Forward foreign exchange contracts	—	12,269	—	12,269
- Interest rate swap contracts	—	153,909	—	153,909

	—	166,178	—	166,178

There were no transfers between Levels 1 and 2 during the years ended December 31, 2011 and 2010.

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

44. ACQUISITION OF YANCOAL RESOURCES

On August 13, 2009, the Group entered into a binding scheme implementation agreement with Felix to acquire 100% equity interest in Felix. On December 23, 2009, the acquisition was completed and the Group paid the consideration of AUD3,333 million to all the shareholders of Felix. On December 30, 2009, Felix was delisted from the Australian Securities Exchange and all legal procedures of acquiring all of the Felix shares have been completed. The net assets acquired were included in the mining segment.

This acquisition has been accounted for using the purchase method.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

44. ACQUISITION OF YANCOAL RESOURCES—Continued

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

44. ACQUISITION OF YANCOAL RESOURCES—Continued

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

In 2010, the Group has also completed the acquisition of 100% equity of Inner Mongolia Rongxin Chemical Co., Ltd (“Rongxin Chemicals”) and Inner Mongolia Daxin Industrial Gas Co., Ltd (“Daxin Industrial”) with cash consideration of RMB4.4 million and RMB6 million respectively.

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

46. ACQUISITION OF AN YUAN COAL MINE

In 2010, Ordos signed a co-operation agreement with an independent third party for the acquisition of An Yuan Coal Mine at a consideration of RMB1,435 million. The acquisition was completed during the year.

The acquisition of An Yuan Coal Mine was classified as purchase of assets and liabilities of which no goodwill was recognized.

Net book values of the acquired net assets at acquisition date are as follow:

Carrying amounts
RMB’000
Property, plant and equipment, net	176,067
Intangible assets	1,258,433
Other current assets	500

Net assets acquired	1,435,000

Considerations:
Cash paid on acquisition	355,000
Deposit paid for acquisition of investment in prior year	1,080,000

1,435,000

Net cash outflow arising on acquisition	(355,000)

47. ACQUISITION OF ADDITIONAL INTERESTS IN JOINT VENTURE

The Australia subsidiaries of the Group originally held 60% equity interests in Ashton joint venture. During the year, the Group acquired additional 30% equity interests in Ashton joint venture from another venturer at a consideration of USD250 million. This included the acquisition of 30% equity interests in the jointly controlled entities, Ashton Coal Mines Limited and Australian Coal Processing Holdings Pty Ltd. Upon completion of the acquisition, the Group held 90% equity interest in Ashton joint venture.

Under the shareholders agreement, the 90% equity interest held in Ashton remained classified as a joint venture.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

48. ACQUISITION OF SYNTECH

On May 13, 2011, a wholly-owned subsidiary of the Company acquired 100% equity interests in Syntech and its subsidiaries for a cash consideration of AUD208,480,000. The equity transfer was completed on August 1, 2011. The principal business of Syntech and its subsidiaries include exploration, production, sorting and processing of coal, the major product of which is thermal coal. The net assets acquired were included in the mining segment.

This acquisition has been accounted for using the acquisition method.

The net assets of Syntech acquired, and the goodwill arising, are as follows:

	Carrying amounts	Fair value adjustments	Fair values
	RMB’000	RMB’000	RMB’000
Bank balances and cash	51,828	—	51,828
Account receivables and other receivables	118,042	—	118,042
Inventories	85,190	28,539	113,729
Property, plant and equipment, net	1,227,053	(301,522)	925,531
Intangible assets	121,140	271,234	392,374
Accounts and other payables	(219,243)	—	(219,243)
Deferred tax	—	(25,642)	(25,642)
Provision for land subsidence, restoration, rehabilitation and environmental costs	(14,259)	—	(14,259)

Net assets acquired			1,342,360
Goodwill arising on acquisition			25,642

			1,368,002

Total consideration satisfied by:
Cash consideration paid on acquisition			1,368,002

Net cash outflow arising on acquisition:
Cash paid on acquisition			(1,368,002)
Bank balances and cash acquired			51,828

			(1,316,174)

The goodwill arising from the acquisition is attributable to the extension of coal reserves in Australia and diversification of operation by the Group, and operational synergies and strategic benefits.

During the period from the acquisition date / the beginning period date to December 31, 2011, Syntech and its subsidiaries did not have any material impact on the revenue and operating results of the Group.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

49. ACQUISITION OF PREMIER COAL AND PREMIER CHAR

On September 27, 2011, a wholly-owned subsidiary of the Company acquired 100% equity interests of both Premier Coal and Premier Char as a package for a cash consideration of AUD 313,533,000. The equity transfer was completed on December 30, 2011. For Premier Coal, the principal businesses are exploration, production and processing of coal; for Premier Char, the principal businesses are the research and development of the technology and procedures in relation to processing coal char from low rank coals. The net assets acquired were included in the mining segment.

This acquisition has been accounted for using the acquisition method.

The net assets of Premier Coal and Premier Char acquired, and the goodwill arising, are as follows:

	Carrying amounts	Fair value adjustments	Fair values
	RMB’000	RMB’000	RMB’000
Accounts and other receivable	91,416	—	91,416
Inventories	68,956	4,666	73,622
Property, plant and equipment, net	1,484,398	264,216	1,748,614
Intangible assets	—	511,186	511,186
Accounts and other payables	(198,715)	—	(198,715)
Deferred tax	(123,377)	105,528	(17,849)
Provision for land subsidence, restoration, rehabilitation and environmental costs	(168,847)	—	(168,847)

Net assets acquired			2,039,427
Goodwill arising on acquisition			17,849

			2,057,276

Total consideration satisfied by:
Cash consideration paid on acquisition			2,057,276

Net cash outflow arising on acquisition:
Cash paid on acquisition			(2,057,276)

The goodwill arising from the acquisition is attributable to the extension of coal reserves in Australia and diversification of operation by the Group, and operational synergies and strategic benefits.

During the period from the acquisition date / the beginning period date to December 31, 2011, Premier Coal and Premier Char did not have any material impact on the revenue and operating results of the Group.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

50. ACQUISITION OF XINTAI

During the year, the Company entered into an agreement with independent third party to acquire 80% equity interests in Xintai at a cash consideration of RMB2,801,557,000. The acquisition was completed during the year. Xintai owns and operates Wenyu Coal Mine located in Inner Mongolia. The principle businesses are coal mining and sales. The net assets acquired were included in the mining segment.

This acquisition has been accounted for using the acquisition method.

The net assets of Xintai acquired and the goodwill arising, are as follows:

	Carrying amounts	Fair value adjustments	Fair values
	RMB’000	RMB’000	RMB’000
Property, plant and equipment, net	182,403	(14,427)	167,976
Intangible assets	50,362	3,283,608	3,333,970
Deferred tax	—	(817,296)	(817,296)

Net assets acquired			2,684,650
Non-controlling interests			(536,930)
Goodwill arising on acquisition			653,837

			2,801,557

Considerations:
Cash paid on acquisition			2,751,557
Outstanding consideration payable			50,000

			2,801,557

Net cash outflow arising on acquisition
Cash paid on acquisition			(2,751,557)

The goodwill arising from the acquisition is attributable to the extension of coal reserves and diversification of operation by the Group, and operational synergies and strategic benefits.

During the period from the acquisition date / the beginning period date to December 31, 2011, Xintai did not have any material impact on the revenue and operating results of the Group.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

51. DISPOSAL OF A JOINT VENTURE

During the year ended December 31, 2010, the Group disposed of its 51% interest in Minerva joint venture to an independent third party at a consideration of AUD191,860,000 (RMB1,235,840,000).

Net assets of joint venture dispose of are as follows:

Carrying amounts
RMB’000
Total assets	1,401,548
Total liabilities	(283,636)

1,117,912
Gain on disposal of a joint venture	117,928

Total consideration	1,235,840

Cash inflow (outflow) of the disposal
Cash consideration	1,235,840
Disposal of cash and bank balance	(88,019)

Net cash inflow from the disposal of Minerva	1,147,821

During 2010, the Group has also disposed of its interests in Minerva Mining Pty Ltd, Minerva Coal Pty Ltd and Felix Coal Sales Pty Ltd, subsidiaries related to the operations of Minerva joint venture. The subsidiaries are not material to the Group and their assets, liabilities and related profit or loss on disposal have been included in the above disposal of a joint venture.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

52. RELATED PARTY BALANCES AND TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. Details of balances and transactions between the Group and other related parties are disclosed below.

Related party balances

The amounts due to the Parent Company and its subsidiary companies are non-interest bearing and unsecured.

The amounts due to the Parent Company and its subsidiary companies as at December 31, 2010 included the present value of the outstanding balance that arose from the funding of the acquisition of the mining rights of Jining III as of January 1, 2001 discounted using the market rate of bank borrowings.

The consideration for the cost of the mining rights of approximately RMB132,479,000 is to be settled over the 10 years, commencing from 2001.

Except the amounts disclosed above, the amount due to the Parent Company and/or its subsidiary companies are repayable on demand.

During the years, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Year ended December 31,
	2011	2010	2009
	RMB’000	RMB’000	RMB’000
Income
Sales of coal	2,088,794	2,672,424	2,086,542
Sales of auxiliary materials	485,676	454,254	317,479
Sales of heat and electricity	180,808	235,002	204,061

Expenditure
Utilities and facilities	31,646	34,006	39,069
Purchases of supply materials and equipment	696,802	421,606	598,498
Repair and maintenance services	323,550	262,478	388,917
Social welfare and support services	848,121	794,621	769,561
Technical support and training	26,000	26,000	26,000
Road transportation services	73,638	64,945	79,560
Construction services	718,155	655,311	242,593

Certain expenditure for social welfare and support services (excluding medical and child care expenses) of RMB269,182,000, RMB259,575,000 and RMB165,900,000 for the years ended December 31, 2011, 2010 and 2009, respectively, and for technical support and training of RMB26,000,000, RMB26,000,000 and RMB26,000,000 have been charged by the Parent Company at a new negotiated amount per annum, subject to changes every year.

During the year ended December 31, 2009, the Company acquired 74% equity interest in Hua Ju Energy from the Parent Company. Details of this acquisition are set out in note 43.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

52. RELATED PARTY BALANCES AND TRANSACTIONS—Continued

Related party balances—Continued

As at 31 December, 2011, the Company has deposited RMB1,820,000,000 (2010: RMB1,400,000,000) to the Company’s associate, Yan Kuang Group Finance Company Limited. The interest income received and finance cost paid during the year amounted to RMB7,665,000 (2010: RMB680,000) and RMB10,119,000 (2010: nil) respectively.

In addition to the above, the Company participates in a retirement benefit scheme of the Parent Company in respect of retirement benefits (note 54).

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

Material transactions with other state- controlled entities are as follows:

	Year ended December 31,
	2011	2010	2009
	RMB’000	RMB’000	RMB’000

Trade sales	8,487,421	9,823,814	6,970,855

Trade purchases	2,597,741	1,581,427	1,191,783

Material balances with other state-controlled entities are as follows:

	At December 31,
	2011	2010
	RMB’000	RMB’000

Amounts due to other state-controlled entities	580,726	443,403

Amounts due from other state-controlled entities	681,413	1,320,801

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

52. RELATED PARTY BALANCES AND TRANSACTIONS—Continued

Balances and transactions with jointly controlled entities

Due from a jointly controlled entity:

	Year ended December 31,
	2011	2010
	RMB’000	RMB’000

Due from a jointly controlled entity (note 20)	198,780	115,480

The amount due from a jointly controlled entity is unsecured and interest-free.

As at December 31, 2011, the trade balances between the Group and a jointly controlled entity are disclosed in notes 18 and 33. During the year, sales to the jointly controlled entity by the Group’s Australian subsidiaries amounted to RMB1,363,241,000 (2010: RMB1,202,255,000).

Compensation of key management personnel

The remuneration of directors and other members of key management were as follows:

	Year ended December 31,
	2011	2010	2009
	RMB’000	RMB’000	RMB’000
Directors’ fee	484	452	436
Salaries, allowance and other benefits in kind	4,864	4,548	3,292
Retirement benefit scheme contributions	834	778	550

	6,182	5,778	4,278

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

53. COMMITMENTS

	At December 31,
	2011	2010
	RMB’000	RMB’000
Capital expenditure contracted for but not provided in the consolidated financial statements
Acquisition of property, plant and equipment
- the Group	2,022,362	814,800
- share of joint ventures	179,166	207,111
Acquisition of intangible assets
- the Group	1,947	—
- share of joint ventures	158	—

	2,203,633	1,021,911

During 2006, the Company entered into a co-operative agreement with two independent third parties to establish a company for acquiring a coal mine in Shaanxi province for operations. In addition to the deposit referred to in note 30, the Company is committed to invest a further RMB78.8 million as at December 31, 2011 and 2010.

Pursuant to the regulations issued by the Shandong Province Finance Bureau, the Group has to pay a deposit of RMB2,636 million (2010: RMB1,980 million) to the relevant government authority, which secured for the environmental protection work done by the Company. As at December 31, 2011, deposit of RMB732 million (2010: RMB222 million) were made and the Company is committed to further make security deposit of RMB1,904 million (2010: RMB1,758 million).

Compensation fees for mining rights are required to be pay annually and details are set out in note 23.

In 2010, the Company entered into a co-operative agreement with three independent companies to acquire 51% equity interest of Inner Mongolia Haosheng Coal Mining Limited (“Hao Sheng”) at a consideration of RMB6,649 million and to obtain the mining rights of the Shilawusu Coal Field in name of Hao Sheng. During the year, the Company entered into a co-operative agreement with two independent companies to acquire additional 10% shareholding of Hao Sheng at a consideration of RMB1,313,760,000. The Company also agreed to increase the registered capital of Hao Sheng by RMB51 million. Up to the date of these financial statements, the Company has invested RMB2,439,881,000 in relation to this acquisition (2010: RMB2,045,750,000).

On January 24, 2011, the Company, the Parent Company, and Shaanxi Yanchang Petroleum (Group) Corp. Ltd (“Yanchang Petroleum”) entered into an agreement for the formation of Shaanxi Future Energy Chemical Corp. Ltd. Upon completion of the agreement, the Parent Company, the Company and Yanchang Petroleum will contribute RMB2.7 billion, RMB1.35 billion and RMB1.35 billion as capital contribution and will hold 50%, 25% and 25% equity interest in the investee company respectively. Up to the date of these financial statements, Shaanxi Future Energy Chemical Corp. Ltd. has been incorporated and the Company has invested RMB540,000,000 as capital contribution.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

54. RETIREMENT BENEFITS

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

Pursuant to the Provision of Insurance Fund Administrative Services Agreement entered into by the Company and the Parent Company on November 7, 2008, the monthly contribution rate is set at 20% (2010: 20%; 2009: 20%) of the total monthly basic salaries and wages of the Company’s employees for the period from January 1, 2009 to December 31, 2011. Other welfare benefits will be provided by the Parent Company, which will be reimbursed by the Company.

The amount of contributions paid to the Parent Company were RMB760,906,000, RMB640,933,000 and RMB520,273,000 for the years ended December 31, 2011, 2010, and 2009, respectively.

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

55. HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the domestic employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the three years ended December 31, 2011, 2010 and 2009. Such expenses, amounting to RMB140,000,000, RMB140,000,000 and RMB140,000,000 for each of the three years ended December 31, 2011, 2010 and 2009 respectively, have been included as part of the social welfare and support services expenses summarized in note 52.

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

56. POST BALANCE SHEET EVENT

(1)	MERGER OF YANCOAL AUSTRALIA LIMITED AND GLOUCESTER COAL LTD BY WAY OF A SCHEME OF ARRANGEMENT

On December 22, 2011, the Company’s wholly-owned subsidiary, Yancoal Australia Limited (“Yancoal Australia”), the Company and Gloucester Coal Limited (“Gloucester”), a corporation incorporated in Australia whose shares are listed on ASX, entered into the Merger Proposal Deed in respect of a proposal for the merger of Yancoal Australia and Gloucester.

On March 5, 2012, Yancoal Australia, the Company and Gloucester entered into an amending deed to the Merger Proposal Deed for the merger of Yancoal Australia and Gloucester. The Company’s board of directors approved the proposal in relation to the merger of Yancoal Australia and Gloucester and signed the amending deed to the Merger Proposal Deed on the same date. The amending deed, pursuant to which, among other things, upon the completion of the merger, the Company will hold 78% equity interests in Yancoal Australia while the existing shareholders of Gloucester will hold 22% equity interests in Yancoal Australia. Up to the date of these financial statements, the relevant procedures are still in progress and the relevant financial impact has not been estimated.

(2)	ISSUING NOT MORE THAN RMB15 BILLION CORPORATE BONDS

In the Extraordinary General Meeting held on February 8, 2012, it was resolved that the Company was approved to issue not more than RMB 15 billion corporate bonds (the “Offering”) depending upon the market conditions at the time of the Offering. Up to the date of these financial statements, these bonds have not yet been issued.

(3)	ISSUING NOT MORE THAN USD1 BILLION CORPORATE BONDS

On March 5, 2012, the board of directors of the Company approved the issue of USD bonds of a principal amount not expected to exceed US$1.0 billion (including US$1.0 billion) by the Company through a wholly-owned offshore subsidiary and submission of the proposal for consideration and approval at a general meeting. Up to the date of these financial statements, the extraordinary general meeting of shareholders has not yet been held.

(4)	Australian Minerals Resource Rent Tax (“MRRT”)

On March 19, 2012, the Australian Minerals Resource Rent Tax (“MRRT”) was passed through the Australian upper house. The MRRT is a tax on 30 per cent of the “super profits” on the mining activities including coal mining. The MRRT is to be effective from July 1, 2012 and the legislation is considered “substantively enacted” and the Group will be required to account for the related deferred tax consequences from March 19, 2012. However, given the complexity of the MRRT, the effect of MRRT to the Company’s Australian subsidiaries has not yet been quantified.

(5)	Acquisition of Coal Mines From Parent Company

On April 23, 2012, Parent Company and its wholly owned subsidiary and the Company entered into an Assets Transfer Agreement, pursuant to which the Company will purchase from Parent Company and its wholly owned subsidiary all of the assets and liabilities of Beisu and Yangcun coal mines at a consideration of RMB 824,142,000. The assets the Company will purchase include mining rights, building ownership certificates, mining and related equipment and other fixed assets, as well as certain equity investments of Beisu and Yangcun. Up to the date of these financial statements, the acquisition has not yet been completed.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

57. MAJOR NON-CASH TRANSACTION

During the year ended December 31, 2011, the Group acquired certain property, plant and equipment, of which RMB2,733,713,000 (2010: RMB324,136,000) have not yet been paid.

During the year ended December 31, 2011, the Group had no property, plant and equipment was acquired under finance leases (2010: RMB261,566,000).

58. OPERATING LEASE COMMITMENTS

	At December 31,
	2011	2010
	RMB’000	RMB’000
Within one year	7,178	6,043
More than one year, but not more than five years	3,210	4,922

	10,388	10,965

Operating leases have average remaining lease terms of 1 to 5 years. Items that are subject to operating leases include mining equipment, office space and small items of office equipment.

59. CONTINGENT LIABILITIES

		At December 31,
		2011	2010
		RMB’000	RMB’000

Guarantees
(a)	The Group
	Performance guarantees provided for daily operations	1,099,755	292,733
	Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	263,603	201,167

(b)	Joint ventures
	Performance guarantees provided for daily operations	731	967
	Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	28,477	37,740

		1,392,566	532,607