Form 20-F/A
period 2011-12-31
YANZHOU COAL MINING CO LTD
filed 2012-09-20
CIK 1048098

As filed with Securities and Exchange Commission on September 20, 2012

UNITED STATES

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

This Amendment No.1 to the Annual Report on Form 20-F for the year ended December 31, 2011, as filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 27, 2012 (the “Original Form 20-F”), is being filed solely for the purpose of amending “Conventions”, “Item 3. — D. Risk Factors”, “Item 4. — B. Business Overview”, “Item 4. — D. Property, Plant and Equipment”, “Consolidated Financial Statements — Notes 5. Accounting Judgements and Key Sources of Estimation Uncertainty” and “Consolidated Financial Statements — Notes 23. Intangible Assets” in the Original Form 20-F. The Registrant has been requested by the Commission to delete certain mine resources disclosure with respect to its domestic coal mines and developmental-stage projects, delete basic reserves disclosure with respect to Anyuan and Wenyu Coal Mines, add marketable coal reserve disclosure with respect to Australia coal mines, as well as to clarify certain recoverable reserves disclosure with respect to Zhaolou Coal Mine and payment obligation disclosure with respect to our mining rights.

Other than what is set forth above, this Amendment No. 1 makes no changes to the financial statements of the Registrant and does not, and does not purport to, amend, update or restate any other information in the Original Form 20-F, or reflect any events that have occurred after the Original Form 20-F was filed on April 27, 2012.

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

A majority of our Company’s total estimated proven coal reserves are located in China and Australia. The coal reserves data in this annual report represent estimates of our Company that were calculated by its internal reserves system, which includes, among others, procedures for classifying and estimating reserves. Our Company believes that the methods it uses to estimate these reserves are consistent with definitions and classifications in the Industry Guide 7 and the JORC Code, as applicable, to its PRC and Australian mines. Our Company’s internal geological team focuses on periodically estimating reserves information based on geological data obtained from various geological, geophysical and engineering studies. Estimates of net reserves are based on numerous assumptions and estimates relating to technical factors such as initial coal reserves, initial production rates, production decline rates, ultimate recovery of reserves, as well as commercial factors such as future coal prices, timing and amount of capital expenditures, and operating costs that may occur during the production life of the coal reserves.

Unless otherwise indicated, information regarding our Company’s coal production in this annual report refers to our Company’s share of production based on its percentage of equity interest in the relevant subsidiaries or coal mining projects.

ITEM 3.	KEY INFORMATION

D.	Risk Factors

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

In addition, reserve data for our PRC mines are typically estimated in accordance with Industry Guide 7 for proven and probable reserves and the JORC Code for reserves. Reserve data for our Australian mines are typically estimated in accordance with the JORC Code. As the mining standards and mining terminology of the JORC Code and PRC Standards may differ substantially from Industry Guide 7, our reserve data may materially vary when we compile and present such data. As such, our actual results of operations may differ materially from our long-term business and operational projections, which are based on our coal reserve estimates. We may adjust our coal reserve estimates downward in the future, and in such event, our long-term production and the useful lives of our mines may be materially and adversely affected.

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

We may be required to allocate additional funds for mining right fees.

In September 2006, the State Council approved the Implementation Plan for the Compensation System Reform Testing in Relation to Deepening Coal Resources, jointly promulgated by the Ministry of Finance of the PRC, Ministry of Land and Resources of the PRC and the NDRC (the “Implementation Plan”). According to the Implementation Plan, enterprises that obtain mining rights as a result of state-funded exploration must pay mining right fees based on the valuation of its reserves. Our operations in Shandong Province are subject to this mining right fee. However, as of the date of the Annual Report, the detailed implementation rules, which would include information such as whether this fee will be based on reserves extracted or remaining reserves, has not yet been announced and, consequently, the amount of mining right fees for our operations in Shandong Province remains uncertain.

Since 2008, in anticipation of Shandong Province’s implementation of detailed rules for resource compensation fees, we have made provisions of RMB5.0 per tonne of coal extracted to recover any resource compensation fees that may arise from the mining rights of the five relevant coal mines. For the year ended December 31, 2011, our provisions for resource compensation fees for the five mines were approximately RMB139.8 million. As discussed above, the provision of RMB5.0 per tonne is based on discussions with governmental authorities and by reference to the assessments of nearby coal mines. In this regard, we currently provide a compensation fee based on the amount of coal extracted. However, the actual implementation of the resource compensation policy may provide a different basis for the fee (e.g., based on the coal reserves not yet extracted). As such, additional provisions may be necessary upon the official promulgation of the formal implementation rules in the near future if the amounts of our actual payments and provisions differ from our expectations.

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

ITEM 4	INFORMATION ON COMPANY

B.	Business Overview

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

We directly own and operate six coal mines in the PRC, namely, Nantun, Xinglongzhuang, Baodian, Dongtan, Jining II and Jining III, which produced approximately 61.1% of our total coal output in 2011. As of December 31, 2011, the Six Coal Mines had approximately 1,762.8 million tonnes of in-place proven and probable reserves. Through our subsidiaries, we also hold equity interests in a number of coal mines in China. Shanxi Nenghua operates Tianchi Coal Mine, which holds approximately 26.6 million tonnes of recoverable reserves, and Heze Nenghua operates Zhaolou Coal Mine, which holds approximately 103.6 million tonnes of recoverable reserves. Since December 1, 2010, Ordos Neng Hua has operated Anyuan Coal Mine and Wenyu Coal Mine. In addition, we had four projects in China that were under development as of December 31, 2011.

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

We are one of the primary coal producers in the PRC, with rapidly growing coal mining operations in Australia and China. Our mines have significant coal reserves and resources. As of December 31, 2011, in China, we had total proven and probable reserves of 1,762.8 million tonnes and recoverable reserves of 130.2 million tonnes. Our total raw coal production in 2011 was 55.7 million tonnes. We directly operate the Six Coal Mines and have control of, and mining and exploration rights to, four operational coal mines and four developmental-stage projects in Shandong, Shanxi and Inner Mongolia through our operating subsidiaries in China. We have expanded and upgraded our mining operations by deploying advanced technologies developed from multiple sources, including those from our research and development initiatives, in the coal production process. We are positioned to take advantage of coal demand in the PRC as our mines in Shandong and Shanxi are strategically located in close proximity to end customers that are situated in economically developed areas of Eastern China where there is strong demand for thermal and coking coal. In addition, the developed infrastructure of the region, with railways, ports and roads, self-owned railways, and abundant port capacity, provides valuable access to transport and enables us to quickly respond to customer demand while controlling our transportation and logistics costs. At the same time, our growing operations in Inner Mongolia are expected to provide us with increased access to markets in Northern China.

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

Zhaolou Coal Mine commenced commercial production in December 2009 and has a designed annual raw coal production capacity of 3.0 million tonnes. Zhaolou Coal Mine produces 1/3 coking coal. The average thickness of the main coal seam of Zhaolou Coal Mine is 5.2 meters. The total recoverable reserves of Zhaolou Coal Mine were approximately 103.6 million tonnes as of December 31, 2011, which was net of coal preparation and plant recovery losses.

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

Coal Mines operated by Ordos Neng Hua

The following table sets forth information about Anyuan Coal Mine and Wenyu Coal Mine in China that are operated by Ordos Neng Hua:

	Anyuan	Wenyu	Total
Background data:

Commencement of construction	—	1996	N/A

Commencement of commercial production	2004	1997	N/A

Coalfield area (square kilometers)	9.3	9.4	18.7

Reserve data: (millions of tonnes as of December 31, 2011)

Mining recovery rate (%)(1)	89.0	89.3	N/A

Coal preparation plant recovery rate (%)(2)	N/A	N/A	N/A

Depth of mine (meters underground)	68	59	N/A

Average thickness of main coal seam (meters)	2.8	3.9	N/A

Type of coal	thermal coal	thermal coal	N/A

Leased/owned	owned	owned	N/A

Assigned/unassigned (3)	assigned	assigned	N/A

Average calorific value (Kcal/kg)	5,350	6,385	N/A

Sulfur content (%)	0.65	0.42	N/A

Production data: (millions of tonnes)

Designed raw coal production capacity	1.2	3.0	4.2

Designed coal preparation input washing capacity	—	—	—

Raw coal production

2011	2.3	2.1	4.4

Cumulative raw coal production as of December 31, 2011	2.3	2.1	4.4

(1)	The mining recovery rate is the rate of the amount of coal recovered from a determined amount of proven and probable reserves, which is calculated by dividing the actual volume of coal recovered in a year by the volume of proven and probable reserves mined and consumed in the same year.
(2)	“Coal preparation plant recovery rate” refers to the wash plant recovery rate of raw coal used during the production of our coal products.
(3)	“Assigned” reserves refer to coal reserves which have been committed to a particular mining complex (mine shafts, mining equipment and plant facilities), and all coal which has been leased by the company to others. “Unassigned” reserves refers to coal reserves which have not been committed, and which would require new mine shafts, mining equipment, or plant facilities before operations could begin on the property.

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

The average thickness of the main coal seam of Austar Coal Mine is 5.30 meters. As of June 30, 2011, the mine’s JORC-compliant reserves were approximately 44.2 million tonnes. As of the same date, the mine’s marketable coal reserves, representing beneficiated or otherwise enhanced coal products where modifications resulting from mining, dilution and processing have been considered, was approximately 34.2 million tonnes.

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

Through Yancoal Resources, Yancoal Australia wholly owns Yarrabee Coal Mine. Currently, the designed annual capacity of Yarrabee Coal Mine is approximately 3.2 million tonnes. Yarrabee Coal Mine mainly produces low volatility PCI coal. The thickness of the main coal seam of Yarrabee Coal Mine ranges from 3.2 to 4 meters. As of June 30, 2011, the mine’s JORC-compliant reserves were approximately 57.2 million tonnes. As of the same date, the mine’s marketable coal reserves was approximately 45.9 million tonnes. We utilize conventional truck shovel and open-pit mining methods to extract coal at Yarrabee Coal Mine.

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

The designed annual capacity of Ashton Coal Mine is approximately 5.2 million tonnes of coal. Ashton Coal Mine mainly produces semi-soft coking coal. The thickness of the main coal seams of the open-pit mine and the underground mine of Ashton Coal Mine ranges from 2.1 to 2.3 meters and 1.7 to 2.4 meters, respectively. As of June 30, 2011, the mine’s JORC-compliant reserves were approximately 57.2 million tonnes. As of the same date, the mine’s marketable coal reserves was approximately 35.2 million tonnes, according to our internal estimates. We principally use longwall operations to extract coal from the underground coal seam and use conventional truck shovel mining methods at the open-pit mine of Ashton Coal Mine.

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

Yancoal Australia holds 80% of the equity interest in Moolarben Coal Mine through its subsidiary, Moolarben Coal Mines Pty Limited. The designed annual capacity of Moolarben Coal Mine is approximately 17.0 million tonnes, of which the annual capacity of the underground mine is expected to be approximately 4.0 million tonnes and the annual capacity of the open-pit mine is approximately 13.0 million tonnes. Moolarben Coal Mine produces thermal coal. The average thickness of the main coal seam of the open-pit mine of Moolarben Coal Mine is 5.5 to 11.7 meters. As of June 30, 2011, the mine’s JORC-compliant reserves were approximately 315.0 million tonnes. As of the same date, the mine’s marketable coal reserves was approximately 240.3 million tonnes. We use conventional truck shovel mining methods in the open-pit mine and expect to use longwall machines to extract coal in the underground mine project.

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

Cameby Downs Coal Mine

Cameby Downs Coal Mine consists of an open-pit mine and is located near Chinchilla in Southwest Queensland. Cameby Downs Coal Mine covers an area of approximately 27.2 square kilometers. The construction of Cameby Downs Coal Mine commenced in 2009 and commercial production started in late 2010. Yancoal Australia owns 100% of Cameby Downs Coal Mine. Cameby Downs Mine produces thermal coal and the average thickness of Cameby Downs Coal Mine ranges from 1.0 to 3.5 meters. As of December 1, 2011, Cameby Downs Coal Mine had JORC-compliant reserves of approximately 409.0 million tonnes. As of the same date, the mine’s marketable coal reserves was approximately 259.0 million tonnes.

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

Premier Coal Mine

Premier Coal Mine, located in Perth, is an open-pit coal mine covering an area of approximately 141.8 square kilometers. The construction of Premier Coal Mine began in 1996 and commercial production commenced in the same year. Yancoal Australia indirectly wholly owns Premier Coal Mine. The annual production capacity of Premier Coal Mine is approximately 5.0 million tonnes. Premier Coal Mine primarily produces low ash and low sulfur sub-bituminous coal. As of December 31, 2010, Premier Coal Mine had JORC-compliant reserves of approximately 141.0 million tonnes. We utilize conventional truck shovel open-pit mining methods to mine the coal from a number of seams at the mine. The coal mined at Premier Coal Mine is crushed and sold without washing. As a result, the mine’s marketable coal reserves was approximately 141.0 million tonnes as of December 31, 2010, the same amount as its JORC-compliant reserves.

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

In September 2006, the State Council approved the Implementation Plan for the Compensation System Reform Testing in Relation to Deepening Coal Resources, jointly promulgated by the Ministry of Finance of the PRC, Ministry of Land and Resources of the PRC and the NDRC (the “Implementation Plan”). According to the Implementation Plan, enterprises that obtain mining rights as a result of state-funded exploration must pay mining right fees based on the valuation of its reserves. Our operations in Shandong Province are subject to this mining right fee. However, as of the date of the Annual Report, the detailed implementation rules, which would include information such as whether this fee will be based on reserves extracted or remaining reserves, has not yet been announced and, consequently, the amount of mining right fees for our operations in Shandong Province remains uncertain.

Since 2008, in anticipation of Shandong Province’s implementation of detailed rules for resource compensation fees, we have made provisions of RMB5.0 per tonne of coal extracted to recover any resource compensation fees that may arise from the mining rights of the five relevant coal mines. For the year ended December 31, 2011, our provisions for resource compensation fees for the five mines were approximately RMB139.8 million. As discussed above, the provision of RMB5.0 per tonne is based on discussions with governmental authorities and by reference to the assessments of nearby coal mines. In this regard, we currently provide a compensation fee based on the amount of coal extracted. However, the actual implementation of the resource compensation policy may provide a different basis for the fee (e.g., based on the coal reserves not yet extracted). As such, additional provisions may be necessary upon the official promulgation of the formal implementation rules in the near future if the amounts of our actual payments and provisions differ from our expectations.

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

YANZHOU COAL MINING COMPANY LIMITED
(Registrant)

Date: September 20, 2012	By:	/s/ ZHANG YINGMIN
	Name:	Zhang Yingmin
	Title:	General Manager

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

Provision of coal mine compensation fee

As discussed in note 23, the Group provided compensation fees based on RMB5.0 per tonne. The governmental authorities have not yet finalized the basis for the assessment of mining right fees payable by the Group as of the balance sheet date. The provision of RMB5.0 per tonne is based on discussions with governmental authorities and by reference to the assessments of nearby coal mines. In addition, the relevant governmental authorities have not yet announced the detailed implementation of the resources compensation fee. In this regard, the Group currently provides a compensation fee based on the amount of coal extracted. However, the actual implementation of the resource compensation policy may provide a different basis for the fee (e.g., based on the coal reserves not yet extracted). As such, additional provisions may be necessary upon the official promulgation of the formal implementation rules in the near future, as the amounts of our actual payments and provisions may change.

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

The Parent Company and the Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay to the Parent Company, effective from September 25, 1997, an annual fee of RMB12,980,000 as compensation for the Parent Company’s agreement to give up the mining rights associated with the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine and Jining II. With respect to an arrangement with Yankuang Group we fulfilled this obligation after we made the final installment payment in 2007. However, after this 10 year period, we have been required to pay a mining right fee directly to the relevant governmental authorities. Up to the date of these financial statements, compensation fee of RMB5 per tonne of raw coal mined amounting to RMB139,767,000 (2010: RMB140,708,000) for the year has been preliminary agreed. The revised compensation fees are to be settled with governmental authority directly. The actual amount of compensation fee payable each year is still to be confirmed by the governmental authority.

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