Form 20-F
period 2012-12-31
YANZHOU COAL MINING CO LTD
filed 2013-04-29
CIK 1048098

As filed with Securities and Exchange Commission on April 29, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Without limiting the foregoing, all statements relating to our future operating results and anticipated capital expenditures, borrowings and sources of funding are forward-looking statements and speak only as of the date of this annual report. These statements are based on numerous assumptions that we believe are reasonable, but are subject to a wide range of risks, uncertainties and contingencies, which may cause actual results to differ materially from those discussed in these statements. Among the factors that could cause actual results to differ materially are:

•	price volatility for our coal and other related products;

•	demand for coal in the PRC and overseas markets;

•	difficulty in managing our rapid growth, business diversification, geographic expansion and integrating our acquisitions;

•	changes in legislation, regulations and policies;

•	the factors affecting the methanol industry and methanol prices;

•	our ability to compete effectively;

•	our need for, and ability to obtain, capital to finance our future expansion plans and capital expenditures;

•	expected increases in production capacity and utilization of new facilities;

•	competitive landscape;

•	uncertainties in estimating our proven and probable coal reserves and our ability to replace and develop coal reserves;

•	effects of land reclamation and other liabilities;

•	geologic, equipment and operational risks related to mining;

•	changes in economic strength and political stability of countries in which we have operations or serve customers;

•	our ability to realize the anticipated benefits of our acquisition of equity interests or assets of coal mines;

•	obtaining governmental permits and approvals for our operations;

•	proximity of our coal resources to end-markets and costs of transportation;

•	availability, timing of delivery and cost of key supplies;

•	impacts of natural disasters, epidemics and safety accidents; and

•	other factors, including, but not limited to, those discussed under “Risk Factors”, set forth in Part D of Item 3 of this annual report.

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

“ADSs” are to the American depositary shares of the Company.

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

“BBSY” are to the Australian Bank Bill Swap Rate.

“Beisheng Industry and Trade” are to Zoucheng Yankuang Beisheng Industry and Trade Co., Ltd., a limited liability company incorporated in the PRC.

“Beisu Company” are to Yankuang Group Beisu Coal Mine Co., Ltd., a limited liability company incorporated in the PRC, which is a wholly owned subsidiary of Yankuang Group.

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

“Excluded Assets” are the following assets which are excluded from Yancoal Australia prior to the merger with Gloucester and currently held by Yancoal International (Holding):

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

•	all of the issued shares in Yancoal Technology Development Pty Limited; and

•	all of the issued shares in UCC Energy Pty Limited.

“Felix” are to Yancoal Resources (formerly Felix Resources Limited).

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

“Gloucester” are to Gloucester Coal Ltd., a company incorporated in Australia, which focuses on the exploration, mining and sale of coal in Australia. We completed the merger with Gloucester in June 2012, which turned Gloucester a wholly-owned subsidiary of Yancoal Australia.

“Grant Thornton” are to a registered firm of certified public accountants in the People’s Republic of China and is the principal auditor for the purpose of reporting to the United States Securities and Exchange Commission and other relevant U.S. regulatory bodies.

“Grant Thornton Hong Kong” are to a firm of certified public accountants in Hong Kong, which originally practised as a partnership under the name of Grant Thornton Jingdu Tianhua and now operates as a corporate practice under the name of Grant Thornton Hong Kong Limited. This firm is the auditor for the purpose of the Hong Kong H Share listing only.

“H Shares” are to overseas listed foreign invested shares in the ordinary share capital of the Company, with nominal value of RMB1.00 each, which are listed on the HKSE.

“Haosheng Company” are to Inner Mongolia Haosheng Coal Mining Company Limited, a Company incorporated in the PRC and a 74.82%-owned subsidiary of the Company, which engages in project development for Shilawusu Coal Field in the Inner Mongolia Autonomous Region.

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

“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on the HKSE.

“Hong Kong Stock Exchange” or “HKSE” are to The Stock Exchange of Hong Kong Limited.

“Hua Ju Energy” are to Shandong Hua Ju Energy Co., Limited, a Company incorporated in the PRC and a 95.14%-owned subsidiary of the Company, which engages in the generation of electric power from coal gangue and coal slurry, which are byproducts of our coal mining process.

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

“MOT” are to the Ministry of Transportation of the PRC.

“MRRT” are to the Minerals Resource Rent Tax, a tax on assessable profits generated from the extraction of coal and iron ore in Australia.

“NDRC” are to the National Development and Reform Commission of the PRC.

“NYSE” are to the New York Stock Exchange, Inc.

“Ordos Neng Hua” are to Yanzhou Coal Ordos Neng Hua Company Limited, a wholly owned subsidiary of the Company incorporated in the PRC that is principally engaged in the development of coal resources and the development of coal chemical business in the Inner Mongolia Autonomous Region.

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

“Shares” refers collectively to our (i) domestic invested shares listed on the Shanghai Stock Exchange, par value RMB1.00 each (the “Domestic Shares” or “A Shares”), (ii) foreign-invested shares issued and traded in HK dollars and listed on the Hong Kong Stock Exchange, par value RMB1.00 each (the “H Shares”) and (iii) American Depositary Shares, each of which represents ten H Shares.

“Shengyang Wood” are to Shandong Shengyang Wood Co., Ltd., a limited liability company incorporated in the PRC.

“significant subsidiary” are to a significant subsidiary as defined in Rule 1-02 of Regulation S-X under the U.S. Securities Act of 1933.

“SSE” are to the Shanghai Stock Exchange.

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

“Twelfth Five-Year Plan” are to the Twelfth Five-Year Plan (2011 to 2015) for National Economic and Social Development in the PRC.

“Yancoal Australia” are to Yancoal Australia Limited, an ASX-listed subsidiary of the Company incorporated in Australia that manages our investment projects in Australia, which is 78%-owned by the Company.

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

CONVENTIONS

Unless otherwise specified, all references in this annual report to “U.S. dollars”, “USD” or “US$” are to United States dollars, the lawful currency of the United States of America; all references to “HK dollars”, “HKD” or “HK$” are to Hong Kong dollars, the lawful currency of Hong Kong; all references to “AUD” or “A$” are to Australian dollars, the lawful currency of Australia; all references to “RMB” are to Renminbi, the lawful currency of the PRC; all references to “Euro” or “€” are to Euro, the lawful currency of the European Union; and all references to “British Pound” or “£” are to British Pound, the lawful currency of the British Kingdom. Our financial statements are denominated in RMB and, except as otherwise stated, all monetary amounts in this annual report are presented in RMB.

Solely for your convenience, certain items in this annual report contain translations of Renminbi amounts into U.S. dollars, which have been made at the rate of RMB6.2301 to US$1.00, being the exchange rate as set forth in the H.10 weekly statistical release of the Board of Governors of the Federal Reserve System of the United States on December 31, 2012. All such translations in this annual report are provided solely for your convenience and no representation is made that the Renminbi amounts could have been or could be converted into U.S. dollars at that rate, or at all.

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

Coal resources and reserves are key elements in our Company’s investment decision-making process. The term “resources” describes a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. The term “reserves” describes the recoverable quantity of coal that is commercially viable for development given the prevailing economic situation, particularly with respect to the prices of coal at the time of estimation. Reserves are estimated using a deterministic method, in which a single best estimate is made based on known geological, engineering and economic data, or a probabilistic method, in which known geological, engineering and economic data are used to generate a range of estimates and their associated probabilities. All coal reserves data are estimates, which are revised when additional information becomes available (for example, when additional coal mines commence operations or when actual coal production or extraction commences). “Proven reserves” refers to estimated quantities of coal that geological and engineering data demonstrate have reasonable certainty of being recovered in future years from known deposits under existing economic and operating conditions (that is, prices and costs at the date the estimate is made). “Probable reserves” refers to the estimated quantities of coal that geological and engineering data demonstrate have fair to good probability of being recovered in future years from known deposits under existing economic and operating conditions. To qualify as proven reserves, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the proven estimate. To qualify as probable reserves, there should be at least a 50% probability that the quantities actually recovered will equal or exceed the proven plus probable estimate. Our total in-place proven and probable reserves are presented to include all mining and preparation losses that occur during the processing of coal after it is mined. Recoverable reserves refer to the amount of in-place proven and probable reserves but exclude all mining and preparation losses that occur during the processing of coal after it is mined. Our estimates of recoverable reserves are reported after deduction of actual production volume and nonaccessibe reserves up to December 31, 2012. Unless otherwise specified, coal reserves and resources are presented on a 100% basis.

A majority of our Company’s total estimated proven coal reserves are located in China and Australia. The coal reserves data in this annual report represent estimates of our Company that were calculated by its internal reserves system, which includes, among others, procedures for classifying and estimating reserves. Our Company believes that the methods it uses to estimate these reserves are consistent with definitions and classifications in Securities Act Industry Guide 7, the JORC Code and the PRC Standards, as applicable, to its PRC and Australian mines. Our Company’s internal geological team focuses on periodically estimating reserves information based on geological data obtained from various geological, geophysical and engineering studies. Estimates of net reserves are based on numerous assumptions and estimates relating to technical factors such as initial coal reserves, initial production rates, production decline rates, ultimate recovery of reserves, as well as commercial factors such as future coal prices, timing and amount of capital expenditures, and operating costs that may occur during the production life of the coal reserves.

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

Historical Financial Data

The following table sets forth selected financial data as of and for the years ended December 31, 2008, 2009, 2010, 2011 and 2012. The selected income statement and cash flow data for the years ended December 31, 2010, 2011 and 2012 and the summary balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with those financial statements and the accompanying notes. Unless otherwise indicated, the financial statements have been prepared and presented in accordance with IFRS, as issued by the IASB.

	As of and for the Year Ended December 31,
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions except per Share and per ADS data)
INCOME STATEMENT DATA
Total revenue[1]	25,287.4	20,677.1	33,944.3	47,065.8	58,146.2	9,333.1
Gross sales of coal	24,933.3	19,947.8	32,590.9	45,181.2	56,200.6	9,020.8
Railway transportation service income	255.7	267.3	513.3	476.9	464.1	74.5
Gross sales of electricity power	59.8	187.5	185.5	328.0	323.6	51.9
Gross sales of methanol	38.6	258.9	629.3	1,059.3	1,118.0	179.5
Gross sales of heat supply	—	15.6	25.2	20.5	39.9	6.4
Transportation costs of coal	(508.7)	(403.3)	(1,160.5)	(1,248.3)	(2,104.2)	(337.7)
Cost of sales and service provided	(12,201.1)	(10,590.0)	(16,801.3)	(25,725.3)	(41,961.5)	(6,735.3)
Cost of electricity power	(88.3)	(190.8)	(195.5)	(362.5)	(330.8)	(53.1)
Cost of methanol	(37.8)	(352.9)	(716.8)	(930.2)	(911.2)	(146.3)
Cost of heat supply	—	(9.7)	(12.5)	(13.8)	(25.1)	(4.0)

Gross profit	12,451.5	9,130.4	15,057.6	18,785.8	12,813.3	2,056.7
Selling, general and administrative expenses	(3,832.0)	(3,820.2)	(5,093.4)	(6,570.2)	(7,987.6)	(1,282.1)
Share of profit of associates	(67.4)	109.8	8.9	68.9	142.0	22.8
Share of loss of jointly controlled entities	—	—	(0.5)	—	(103.2)	(16.6)
Other income	351.5	311.0	3,108.1	1,075.8	2,930.4	470.4
Interest expense	(38.4)	(45.1)	(603.3)	(839.3)	(1,448.7)	(232.5)

Profit before income taxes	8,865.2	5,685.8	12,477.3	12,521.0	6,346.2	1,018.6
Income taxes	(2,385.6)	(1,553.3)	(3,171.0)	(3,545.4)	(123.9)	(19.9)
Profit for the year	6,479.6	4,132.5	9,306.3	8,975.6	6,222.2	998.7

Profit attributable to our equity holders	6,488.9	4,117.3	9,281.4	8,928.1	6,219.0	998.2
Earnings per Share	1.32	0.84	1.89	1.82	1.26	0.2
Earnings per ADS	13.19	8.37	18.87	18.15	12.64	2.0
Operating income per Share before income tax	1.80	1.16	2.54	2.55	1.29	0.21
Profit from continuing operation per ADS before income tax	18.02	11.56	25.37	25.46	12.90	2.07

CASH FLOW DATA
Net cash from operating activities	7,095.5	6,520.1	5,399.8	17,977.3	6,503.6	1,043.9
Net cash from (used in) investing activities	(2,091.5)	(24,842.9)	(5,884.4)	(25,611.1)	(3,187.4)	(511.6)
Net cash from (used in) financing activities	(921.7)	18,503.7	1,360.5	9,441.1	1,145.1	183.8

BALANCE SHEET DATA
Total current assets	14,994.4	20,000.9	24,281.4	30,431.1	30,282.4	4,860.7
Total current liabilities	5,297.0	10,410.4	10,133.9	34,721.5	28,622.7	4,594.3
Net current assets/(liabilities)	9,697.4	9,590.5	14,147.5	(4,290.4)	1,659.7	266.4
Property, plant and equipment	14,149.4	18,877.1	19,874.6	31,273.8	39,503.1	6,340.7
Total assets	32,338.6	62,432.6	72,755.9	97,151.6	122,702.3	19,695.1
Long-term bank borrowing	176.0	20,911.7	22,400.8	14,869.3	33,283.8	5,342.4
Equity attributable to our equity holders	26,755.1	29,151.8	37,331.9	42,634.5	45,826.4	7,355.6

DIVIDEND PER SHARE
A and H Shares	0.40	0.25	0.59	0.57	0.36	0.06
ADS	4.0	2.5	5.9	5.7	3.6	0.58

1	In this annual report, business taxes and surcharges have been reclassified as corresponding costs of each category of revenue to provide a more appropriate presentation. The same adjustments have been made to the corresponding prior year. The reclassification has no impact on the overall results of the Group. The attention of Shareholders and potential investors is drawn to such adjustments. For details, please see Note 2 of the consolidated financial statements attached to this annual report.

Number of Shares Outstanding

	As of December 31,
	2008	2009	2010	2011	2012
A Shares	2,960,000,000	2,960,000,000	2,960,000,000	2,960,000,000	2,960,000,000
H Shares	1,958,400,000	1,958,400,000	1,958,400,000	1,958,400,000	1,958,400,000
ADS	18,919,105	19,403,533	19,744,158	13,933,698	12,915,380

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

Period	Period End	Average(1)	High	Low
	(expressed in RMB per US$)
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.3093	6.3449	6.2221
October	6.2265	6.2338	6.2454	6.2221
November	6.2301	6.2328	6.2502	6.2251
December	6.2186	6.2215	6.2303	6.2134
2013
January	6.2213	6.2323	6.2438	6.2213
February	6.2301	6.3093	6.3449	6.2221
March	6.2108	6.2154	6.2246	6.2105
April (through April 19, 2013)	6.1772	6.1926	6.2078	6.1720

(1)	Determined by averaging the rates on the last business day of each month during the respective period, except for monthly averages, which are determined by averaging the rates on each business day of the month.

On April 19, 2013, the noon buying rate was US$1.00 = RMB6.1772.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The coal industry depends on general economic conditions, including the conditions of global and local economies. For the past several years, the economies of the United States, Europe and certain countries in Asia experienced a severe and prolonged recession and China experienced a slowdown in overall economic growth, which has led to a reduction in economic activity. Moreover, the economic conditions in Europe remain uncertain. In this regard, following GDP growth of 9.2% in 2011 and 7.8% in 2012, according to statistics published by the National Bureau of Statistics of the PRC, the PRC maintained its GDP growth target for 2013 at approximately 7.5% in the face of continuing global turbulence and pressing domestic demand for economic restructuring. In the first quarter of 2013, the PRC’s GDP grew at an annualized rate of 7.7%, according to statistics published by the National Bureau of Statistics of the PRC. Australia’s overall economy, as well as its export-oriented coal industry, has also been adversely affected by these developments. Australia experienced GDP growth of 3.4% in 2012 and, according to the Reserve Bank of Australia, Australia’s GDP was expected to grow by 3.0% in 2013, lower than its actual growth in 2012. From late 2008 to mid-2009, the export prices of thermal coal in the PRC and Australia each decreased significantly. Since late 2009, the export prices of thermal coal in China and Australia have recovered but continue to fluctuate. In addition, in the period from February 2011 to April 2012, demand for semi-hard coking coal declined considerably and demand for semi-soft coking coal also declined.

We expect that the export coal market and, in particular, the semi-soft coking coal segment of the market, will remain weak for the balance of the current financial year. Despite policies and initiatives implemented by the PRC government to alternately stimulate and then moderate economic conditions, recession or a decline in overall economic conditions may recur in the future. In the event of such a recession or decline in economic conditions, whether globally, locally in the PRC or Australia or in our other major markets, our business and profitability may be materially and adversely affected. In addition, increases in inflation and the consumer price index may put pressure on governments to maintain caps on the price of coal and to subsidize power generation companies. At various times, the PRC or Australian governments may implement policies to stimulate or slow the growth of the economy in the future which may, in turn, affect coal prices. In the event that this occurs, our business, results of operations and financial condition may be materially and adversely affected.

Our business, results of operations and financial condition depend on volatile domestic and international coal markets.

Coal sales accounted for 96.0%, 96.0% and 96.7% of our revenues in 2010, 2011 and 2012, respectively, and we expect our coal sales to continue to account for a substantial portion of our revenue. As we derive a substantial portion of our revenue from sales of coal and coal-related products, our business and operating results depend heavily upon supply and demand for coal and coal-related products in the domestic and international coal markets. Accordingly, we are vulnerable to downturns in the demand for coal, increases in supply of coal through new or expanded coal production and declines in coal prices.

The prices of coal and coal-related products have historically been volatile and fluctuate in response to general economic conditions, supply and demand and the level of global inventories. In 2012, the sluggish global economy has led to weak demand for coal in both the PRC and the overseas markets and the average selling price of our coal products decreased as compared with that of 2011. The average selling price of our coal products was RMB663.5, RMB707.7 and RMB599.3 per tonne in 2010, 2011 and 2012, respectively, representing a drop of RMB108.4 per tonne from 2011 to 2012, which in turn had a direct and adverse impact on our sales income. Our operating profit also decreased by 30.7% from 2011 to 2012. We cannot assure you that demand for and prices of coal will not further decline, the occurrence of which may adversely affect our business, results of operations and financial condition.

Global coal demand correlates strongly with the global economy and the performance of coal-consuming industries, including but not limited to the power generation, chemical, metallurgy and construction materials industries. In addition, the availability and prices of alternative energy sources to coal, as well as international shipping costs, also affect coal demand. Coal supply is primarily affected by the geographic location of coal reserves, transportation capacity, the level of domestic and international coal supplies and the type, quality and price of coal from various producers. Developments in the international coal market may adversely affect our overseas sales. A significant increase in global coal supply or reduction in demand for coal from key consuming industries may decrease coal prices, which in turn may significantly reduce our profitability and adversely affect our business, results of operations and financial condition.

The PRC government’s new policy on removing state-sponsored contracts and ceasing to reserve allocations of railway capacity for thermal coal transportation may materially and adversely affect our business, results of operations, financial condition and prospects.

Historically, power utilities purchased coal either on the spot market or through the annual NDRC coordinated contracts. The prices negotiated under this system were lower than prevailing market prices on the spot market and many producers were unwilling to fulfill their contracts when market prices were higher than contract prices. In December 2012, the NDRC announced a policy to change the Chinese domestic thermal coal pricing mechanism. The stated goal of the policy is to eliminate the state-controlled annual contracts which currently govern a large share of domestic coal sales. At the same time, the NDRC has also ceased reserving allocations of railway capacity for thermal coal transportation. Similarly, the stated aim of the new railway capacity ruling is to force coal producers and power utilities to compete with other railway users and negotiate directly with local railway departments.

By removing these state-sponsored contracts, the intended aim of the NDRC policy change is to expose domestic thermal coal pricing to market forces and encourage coal suppliers and power utilities to reach medium- to long-term contracts. The policy change of thermal coal transportation capacity reservation is intended to encourage sales to local customers and stable supply agreements between miners and power plants. However, we cannot assure you that we will obtain enough coal sale contracts without the coordination of the NDRC, or obtain sufficient railway capacity for thermal coal transportation under the new policy, to sustain our historical operating results. As a result, our business, results of operations, financial condition and prospects may be materially and adversely affected.

We derive a significant portion of our revenue from a limited number of customers, and the loss of, or a significant reduction in, sales to any of these customers could materially and adversely affect our business, results of operations and financial condition.

For the years ended December 31, 2010, 2011 and 2012, our top five customers accounted for 24.7%, 19.4% and 19.4% of our revenue, respectively, and sales to our largest customer accounted for 13.0%, 8.5% and 6.3% of our revenue, respectively. We expect that our results of operations will continue to depend on sales to a limited number of customers for the foreseeable future. We may not be able to rely on these customers for revenue generation in the future. We may lose these customers due to the intensified competition. See “— Competition in the PRC and the international coal industry is intensifying, and we may not be able to maintain our competitiveness.” We may also experience reduction, delay or cancellation of orders from one or more of our significant customers, and any decline in the businesses of our customers could also reduce their purchases of our products. The loss of sales to any of these customers could have a material adverse effect on our business, results of operations and financial condition.

We face risks associated with our sales contracts and strategic framework agreements, which may materially and adversely affect our business, results of operations and financial condition.

Sales of our coal produced in China are made primarily on the spot market or pursuant to strategic framework agreements and to a lesser extent, pursuant to sales contracts. Sales of our coal produced in Australia are made pursuant to sales contracts and spot market sales. Our PRC sales contracts generally have terms of one year and specify the price, quantity and quality of coal and delivery schedule of coal. Our Australian sales contracts generally have terms of one year and specify the quantity and quality of coal and delivery schedule of coal, while the purchase price is determined every month or quarter by our customer and us, subject to market conditions. In 2012, due to the volatile international coal markets, customers purchasing our coal produced in Australia generally entered into quarterly contracts with us. As such, if we experience a weak coal pricing environment that results in a decline in coal prices at the time of actual delivery, our revenue and profitability may be materially and adversely affected. In addition, our sales contracts are not automatically renewable. If we are not able to maintain our sales contracts with our major customers on terms commercially acceptable to us or at all, our business, results of operations and financial condition may be adversely affected.

In addition, the strategic framework agreements used in the sales of our coal produced in China generally only specify the quantity and quality of coal, while the purchase price is determined in the annual or monthly sales contracts we enter into under the strategic framework agreements. As a result, we are subject to market conditions at the time of actual delivery. Moreover, as letters of intent are not legally binding, customers entering into letters of intent with us are not obligated to purchase the agreed quantity of products, or any products at all. In addition, in accordance with industry practice, our customers do not enter into long-term contracts (those exceeding one year) with us. Therefore, we do not have long-term commitments from our customers to purchase our products, and our customers may reduce or stop purchasing products from us for various reasons, which may also materially and adversely affect our business, results of operations and financial condition.

We rely primarily on ports, highways and third party operated railway systems in the PRC and Australia to deliver our coal, any major disruption of which may adversely affect our business, results of operations and financial condition.

We rely primarily on highways and our own railway network, as well as third party operated railway system, to deliver coal to customers in China. We also deliver small volumes of coal through ports and canals. Coal resources and production in China are mainly located in northern and northwestern China, while coal consumption is primarily in eastern and southern China. As a result, coal suppliers must transport coal via third party operated railway systems from major supply areas to major demand areas. Although the PRC government has taken steps to upgrade and expand the national railway systems, its current capacity is not sufficient to meet the entire domestic coal transportation demand resulting from regional imbalances. Even though our domestic customers are mainly located in eastern China, where the railway system is more developed than other regions of China, our ability to deliver coal is still restricted by the transportation capacity. Pursuant to the Twelfth Five-Year Plan, the PRC government plans to construct several railways for coal transportation in cities in northern China and northwestern China, such as Shanxi Province, Shaanxi Province and the Inner Mongolia Autonomous Region. However, as it will take a significant amount of time for the relevant PRC authorities to grant approvals and permits and to complete the construction of the railway, we anticipate that we will continue to face challenges with respect to access to railway transportation. In addition to railway transportation, we use major coal shipping ports along the coast of China to deliver coal to customers located along the coastal regions of China. However, we may not be able to continue securing sufficient railway or port capacity to deliver our coal and may experience material delivery delays or substantial increases in transportation costs as a result of insufficient railway capacity.

In Australia, we rely substantially on third party operated railway networks to deliver coal to ports in New South Wales and Queensland, for onward shipping to our customers. We generally enter into transportation agreements with national and privately operated railway networks, rail haulage operators and ports to secure transportation capacity, generally for terms of five to ten years and generally on a “take or pay” basis. As the transportation capacity secured by these agreements is based on assumed production volume, we may not have sufficient capacity if our actual production volume exceeds our estimated production volume. Conversely, we may have excess transportation capacity (which, in the case of “take or pay” agreements, we will have to pay for even if unused) if our actual production volume is lower than our estimated production volume. In 2012, the sluggish global economy led to weak demand for coal in both the PRC and overseas markets. We expect that global economic conditions will remain uncertain and international coal markets to continue to be volatile in 2013, and as a result, we cannot assure you that we will fully use the transportation capacity secured on a “take or pay” basis. In addition, we may not be able to secure sufficient transportation capacity to deliver our coal in the future and may experience material delivery delays or substantial increases in transportation costs as a result of insufficient transportation capacity, which may also adversely affect our business, results of operations and financial condition.

Competition in the PRC and the international coal industry is intensifying, and we may not be able to maintain our competitiveness.

We face competition in all aspects of our business, including pricing, production capacity, coal quality and specifications, transportation capacity, cost structure and brand recognition. Our coal business competes in the domestic and international markets with other large domestic and international coal producers. The ongoing consolidation in the PRC and Australian coal industry has increased the level of competition we face in our core business. In addition, countries such as Mongolia and U.S. have significantly increased their coal exports, which has intensified the competition among international coal exporters. Our competitors may have higher production capacities, stronger brand names and more financial, marketing, distribution and other resources than we do. We may not be able to maintain our competitiveness if changes or developments in the market weaken our existing competitive advantages. Efforts by our competitors to improve the quality of their coal may render obsolete or irrelevant any quality advantage we have over them. Our failure to compete effectively may have a material adverse impact on our business, results of operations and financial condition.

We may not be able to meet our capital expenditure requirements or secure additional external financing in the future.

Our business is capital intensive and will require substantial expenditures for, among other things, the acquisition of equity interests in and assets of coal mines as well as mining rights, purchase of and investment in properties, machinery and equipment and operational capital expenditures. In 2010, 2011 and 2012, our total capital expenditures were approximately RMB3,785.3 million, RMB23,336.4 million and RMB20,809.2 million, respectively, largely due to investment in our core coal businesses. We intend to use cash on hand, funds from operations and additional debt and equity financing to finance our capital expenditures going forward. However, we may not be able to obtain sufficient amounts of capital in a timely manner, on terms acceptable to us, or at all, which could result in a material adverse effect on our business, results of operations and financial condition.

In recent years, the size of our interest-bearing debt obligations has increased along with our expansion plans. In May and July 2012, we issued U.S. dollar and RMB denominated corporate bonds in aggregate principal amounts of US$1.0 billion and RMB5.0 billion, respectively. As of December 31, 2012, we had approximately RMB40,996.4 million in bank borrowings, of which approximately RMB7,712.6 million is due within a year and approximately RMB33,283.8 million is due after one year. In the first quarter of 2013, we entered into several U.S. dollar and RMB denominated loan agreements for aggregate amounts of US$601.4 million and RMB700 million. This level of debt could have significant consequences for our operations, including reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes as a result of our debt servicing obligations, limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, our industry and the general economy and potentially limiting our ability to obtain, or increasing the cost of, any additional financing. In addition, our business plans may change from time to time due to changing circumstances, new opportunities or unforeseen contingencies. If we change our business plans, we may need to obtain additional external financing which may include bank borrowings or issuances of debt securities to meet our capital expenditure plans. If we raise additional funds through debt financing, our interest and debt repayment obligations will increase and we may be subject to additional covenants that could limit our ability to access cash flows from operations. We may not be able to raise sufficient financing to fund our future capital expenditures and service our debt obligations or at all. Failure to obtain sufficient financing could cause delays or abandonment of business development plans and have a material adverse effect on our business, results of operations and financial condition.

The coal reserve data in this annual report are only estimates, which may differ materially from actual reserve amounts.

Our coal reserve data are only estimates, which may differ materially from actual reserve amounts. There are inherent uncertainties in estimating reserves, which require the consideration of a number of factors, assumptions and variables, many of which may be beyond our control and cannot be ascertained despite due investigation. Our reserve estimates may change substantially if new information becomes available.

In addition, reserve data for certain of our PRC mines are estimated in accordance with Industry Guide 7 for proven and probable reserves and the JORC Code for reserves. Reserve data for our Australian mines are typically estimated in accordance with the JORC Code. As the mining standards and mining terminology of the JORC Code may differ substantially from Industry Guide 7, our reserve data may materially vary when we compile and present such data. As such, our actual results of operations may differ materially from our long-term business and operational projections, which are based on our coal reserve estimates. We may adjust our coal reserve estimates downward in the future, and in such event, our long-term production and the useful lives of our mines may be materially and adversely affected.

Our business, results of operations and financial condition depend on in part our ability to continue acquiring or developing suitable coal reserves.

Coal reserves in existing mines decline as coal is produced. Due to limitations in significantly increasing our production capacity at existing mines, our ability to expand our coal production capacity depends on our development of coal reserves, as well as our newly acquired coal reserves and resources domestically and overseas.

The acquisition of new mines by PRC coal companies, either within China or overseas, and the procurement of related licenses and permits are subject to PRC government approvals. Delays or failures in securing the required PRC government approvals, licenses or permits, as well as any adverse change in government policies, may hinder our expansion plans, which may materially and adversely affect our future profitability and growth prospects. In connection with overseas acquisitions and expansion, we may encounter challenges due to our unfamiliarity with local laws and regulations, and may suffer foreign exchange losses on overseas investments or face political or regulatory obstacles to acquisitions. As a result of these challenges, our overseas expansion plans and investments may not be successful and may not achieve our anticipated results.

In addition, the acquisition of new mines or the grant of mining leases in Australia are subject to approval under Australia’s foreign acquisition legislation and policy, including the Foreign Acquisitions and Takeovers Act 1975, which is administered by the Treasurer of Australia acting through the Foreign Investment Review Board. Such foreign investment approvals may be granted subject to conditions imposed by the Treasurer of Australia. This foreign investment regime subjects us to additional risks and uncertainties, and may adversely impact our ongoing and potential expansion plans in Australia.

Moreover, we may not be able to continue to identify suitable acquisition targets or acquire these targets on competitive terms, at an acceptable cost or in a timely manner. We may not be able to successfully develop new coal mines or expand our existing ones in accordance with our development plans, or at all. Failure to acquire suitable targets on competitive terms, develop new coal mines or expand our existing coal mines could have an adverse effect on our competitiveness and growth prospects.

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

•	complying with the laws, regulations and policies applicable to the acquired businesses;

•	failure to achieve the objectives or benefits, or to generate sufficient revenue to recover the costs and expenses, resulting from the acquisition and integration of such companies or assets;

•	managing relationships with employees, customers and business partners during the course of integrating new businesses;

•	integrating other acquired employee groups with our employee groups and on maintaining productive employee relations;

•	attracting, training and motivating members of our management and workforce;

•	accessing our capital resources and internally generated funds to fund acquisitions, which may divert financial resources otherwise available for other purposes;

•	strengthening our operational, financial and management controls, particularly those of our newly acquired assets and subsidiaries, to maintain the reliability of our reporting processes;

•

difficulty in exercising control and supervision over the newly acquired operations, including failure to implement and communicate our safety management procedures resulting in additional safety hazards and risks;

•	potential ongoing financial obligations and unforeseen or hidden liabilities of the acquired companies or coal or potash-related businesses; and

•	failure to diversify our operations to include new products or successfully manage our operations in new markets, such as potash.

In the event that we are unable to efficiently and effectively integrate newly acquired companies or coal or potash-related businesses into our Company, we may be unable to achieve the objectives or anticipated benefits of such acquisitions, which may adversely impact our business, results of operations and financial condition. In addition, we may have to write down the carrying value of the intangible assets associated with any acquired companies, which could adversely affect our earnings.

Our merger with Gloucester may not strengthen our coal mining operations and market profile, globally and in Australia, as we expect.

In June 2012, Gloucester became a wholly owned subsidiary of Yancoal Australia, and the Company and Gloucester shareholders held 78% and 22%, respectively, of the ordinary share capital of Yancoal Australia. However, as a condition of the foreign investment approval for our merger with Gloucester, we are required by the Treasurer of Australia to reduce our economic ownership in Yancoal Australia to less than 70% by December 31, 2013, and our economic ownership must not exceed 70% thereafter. In addition, we must reduce our economic ownership in Yancoal Resources’s underlying assets to no more than 50% by December 31, 2013.

Although we believe this transaction has significantly increased our total resource base and strengthened our coal mining operations and market profile in Australia and globally, we may face difficulty integrating the operations of Gloucester. The continued integration of Yancoal Resources and Gloucester into Yancoal Australia specifically may be affected by the terms and conditions of our merger with Gloucester, as it will result in Yancoal Australia, other than the Excluded Assets, ceasing to be a wholly owned subsidiary of our Company. As a result of this reduced control, we may not be able to influence the actions or implement the measures necessary to successfully integrate Yancoal Resources and Gloucester. See “— We may experience difficulty integrating our acquisitions, which could result in a material adverse effect on our business, results of operations and financial condition” and “– Our business, results of operations and financial condition depend on in part our ability to continue acquiring or developing suitable coal reserves.” We also expect that we will make significant capital expenditures to develop Gloucester’s projects.

We may be required to allocate additional funds for land subsidence, restoration, rehabilitation and environmental protection.

Underground and surface mining may cause the land above mining sites to subside, or may otherwise adversely affect the environment. We may compensate inhabitants in areas surrounding our mining sites for their relocation expenses or for any property loss or damage as a result of our mining activities. PRC regulations require us to set aside provisions to cover the costs associated with land subsidence, restoration, rehabilitation and environmental protection. An estimated provision is deducted as a cost and expense item in our income statement based on the amount of coal actually extracted. In addition, under the relevant Australian environmental regulations, rehabilitation costs are generally estimated in accordance with the expected costs of land rehabilitation. These land rehabilitation costs may exceed current estimates. Environmental legislation may also change, which could result in mandated modifications to mining operations that are costly.

In 2010, 2011 and 2012, we expensed approximately RMB1,532.2 million, RMB1,513.1 million and RMB1,450.6 million, respectively, of our provisions for land subsidence, restoration, rehabilitation and environmental protection as determined by our directors based on estimations of various factors, including past occurrences of land subsidence. However, the provisions that we make are only estimates and may be adjusted to reflect the actual effects of our mining activities on the land above and surrounding our mining sites. Therefore, such estimates may not be accurate and land subsidence, restoration, rehabilitation and environmental costs may substantially increase in the future. Moreover, governments may impose new fees or change the basis of calculating compensation and reclamation costs in respect of land subsidence, the occurrence of any of which could increase our costs and have a material adverse effect on our business, results of operations and financial condition.

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

In addition, while the majority of global energy consumption is from conventional energy sources such as coal, alternative energy industries are rapidly developing and are gradually gaining widespread acceptance. Coal combustion generates significant greenhouse gas and other pollutants, and the effects of climate change resulting from global warming and increased pollution levels may provide incentives for governments to promote or invest in “green” energy technologies such as wind, solar, nuclear and biomass power plants, or to reduce their consumption of conventional energy sources such as coal. In particular, pursuant to the Twelfth Five-Year Plan, the PRC government plans to continue to encourage the development of non-fossil fuel energy sources, such as wind power, solar power, biomass and geothermal energy, in the next five years. As such, alternative energy industries may rapidly develop and gradually gain mainstream acceptance in the PRC and the rest of the world. If alternative energy technologies continue to develop and prove suitable for wide commercial application in the PRC and overseas, demand for conventional energy sources such as coal could gradually be reduced, which would have a material adverse effect on the coal mining industry and, consequently, our business, results of operations and financial condition. See “— Our business, results of operations and financial condition may be adversely affected by present or future environmental regulations.”

Exploration of mineral properties and development of resources could involve significant uncertainties.

We currently have exploration projects in Australia and Canada and we may have additional exploration projects in the PRC and other countries and regions in the future. The success of any mining exploration program depends on various factors including, among other things, whether mineral bodies can be located and whether the locations of mineral bodies are economically viable to mine. In addition, the development of these resources could face significant uncertainties. It can take several years and would require capital expenditures from the initial exploration phase until production commences, during which time market fundamentals, capital costs and economic feasibility may change, and the actual results may differ from those anticipated by third party independent technical studies. Furthermore, there are a number of uncertainties inherent in the development and expansion of mining operations, including: (i) the availability and timing of necessary governmental permits, licenses and approvals; (ii) the timing and cost necessary to construct mining and processing facilities; (iii) the availability and cost of labor, utilities, and supplies; (iv) the accessibility of transportation and other infrastructure; and (v) the availability of funds to finance construction and production activities. As a result, we cannot assure you that any of our exploration activities will result in the discovery of valuable resources or reserves, or that reported resources can be converted into reserves in the future.

We are exposed to fluctuations in exchange rates and interest rates.

We face risks relating to fluctuations in exchange rates for RMB against other currencies, primarily the Australian dollar and the U.S. dollar. China has adopted a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand with reference to a basket of currencies. In April 2012, the PRC government further enlarged the trading band. In this regard, the PBOC has allowed the Renminbi to rise or fall 1% against the U.S. dollar from the daily central parity rate, effective April 16, 2012, compared with its previous 0.5% limit. We expect that the PRC government will continue to adopt prudent monetary policy in 2013, which could result in further and more significant revaluations of the Renminbi against the U.S. dollar or any other foreign currency. We are primarily affected by exchange rate fluctuations that arise from our export sales denominated in Australian dollars and U.S. dollars, which may affect the RMB values of such export sales. In addition, exchange rate fluctuations can result in exchange losses on our foreign currency deposits and loans and other indebtedness. As of December 31, 2012, the exchange rate for the Australian dollar against the U.S. dollar was US$1.00 = A$1.0393, compared with US$1.00 = A$1.0251 as of December 30, 2011. We recorded an exchange gain of RMB518.6 million for the year ended December 31, 2011 and RMB714.2 million for the year ended December 31, 2012, respectively. Exchange rate fluctuations can affect our cost of imported equipment and components. See “Item 3. — Key Information — A. Selective Financial Data — Exchange Rate Information.”

On April 9, 2013, with the authorization of the PBOC, the China Foreign Exchange Trade System (CFETS) launched direct trading between Renminbi and Australian dollar on the inter-bank foreign exchange market, which is based on the direct exchange rate between the two currencies. We expect that this will help lower the currency conversion costs between the two currencies. However, we cannot assure you that the new policy will decrease our currency conversion costs. The conversion costs we realized in the previous trading scheme, which used U.S. dollars, may be lower, reflecting that the U.S. dollar is more liquid than the Australian dollar.

We are exposed to interest rate risk caused by interest rate changes in relation to our bank borrowings and our other indebtedness, as well as our variable rate bank balances, term deposits and restricted cash held with banks. Our interest rate risk primarily arises from fluctuations in the PBOC benchmark interest rate in relation to our RMB-denominated borrowings, and fluctuations in the LIBOR rate in relation to our U.S. dollar-denominated borrowings. As of December 31, 2012, we had approximately US$4,162.0 million of borrowings denominated in U.S. dollars and RMB13,493.5 million of borrowings denominated in RMB. A substantial majority of our borrowings denominated in RMB are linked to the benchmark lending rate published by the PBOC, which is subject to fluctuations as the PRC government adjusts interest rates and related policies from time to time as a matter of national economic policy.

In addition, a substantial majority of our borrowings denominated in U.S. dollars are linked to floating LIBOR rates, the fluctuation of which are beyond our control. Our lending rates may increase in the future as a result of reasons beyond our control, and may result in an adverse effect on our business, results of operations and financial condition.

To manage uncertainty in our revenue stream and capital expenditures caused by exchange rate fluctuations, we have entered into forward foreign exchange contracts to sell or purchase specified amounts of foreign currencies at stipulated exchange rates. We have also entered into interest rate swap contracts with banks to hedge a portion of our variable interest rate borrowings. As of December 31, 2012, the fair value of our derivative assets in respect of our forward foreign exchange contracts was RMB76.6 million, compared with the fair value liability of our forward foreign exchange contracts and interest rate swap contracts of approximately RMB128.1 million. See “Item 11. Quantitative and Qualitative Disclosures of Market Risks.” Our hedging arrangements may not be effective and our business, results of operations and financial condition may be materially and adversely affected by fluctuations in exchange rates or interest rates.

Our business, results of operations and financial condition are subject to resource taxes and we may not be able to pass on our increased costs relating to resource taxes to our customers.

We currently pay a resource tax of RMB3.60, RMB3.20 and RMB3.20 per tonne of raw coal output in Shandong Province, Shanxi Province and Inner Mongolia Autonomous Region, respectively. The PRC government is considering changes to this tax whereby it would be based on pricing and not on volume. If such a change is adopted and the tax based on pricing is significantly higher than current tax, we may fail to pass on all of the increased costs to our customers, which could have a material adverse effect on our business, results of operations and financial condition. In addition, on March 29, 2012, the Australian MRRT was passed into law, effective July 1, 2012. The MRRT is a profits-based tax that is charged at an effective rate of 22.5% on the assessable profits (excess of annual mining revenue over annual mining expenditures with respect to mineral interests, less certain allowances) of, among others, coal mining enterprises. In 2012, as the result of the MRRT, our Australian subsidiaries recognized deferred tax assets, leading to a decrease in the income tax expense of our Australian subsidiaries by RMB1,085.2 million. However, this is a one-off tax impact and we expect the MRRT has the potential to increase the overall tax liability of our Australian subsidiaries and adversely affect our results of operations and financial condition in the future.

Our Controlling Shareholder has significant influence over us.

As of December 31, 2012, our Controlling Shareholder, the Yankuang Group, owned 52.86% of our outstanding shares and has significant influence over us. Pursuant to approval granted at the annual shareholder meeting of the Company held on June 22, 2012, the Company entered into five continuing connected transaction agreements with the Yankuang Group, namely a materials supply agreement, a supply of labor and services agreement, a pension fund management agreement, a coal products and materials supply agreement and an electricity and heat energy supply agreement, together with the respective annual caps for such transactions from 2012 to 2014, in the ordinary course of business. In addition, pursuant to approval granted at the third meeting of the fifth session of the Board of Directors held on August 19, 2011, the Company entered into a financial services agreement. These related party transactions were reviewed and approved according to the procedures under relevant regulations and standards of the HKSE, SSE, NYSE and SEC. However, we may continue to enter into related party transactions with Yankuang Group and, as such, any material financial or operational developments experienced by the Yankuang Group that lead to the disruption of its operations or impairs its ability to perform its obligations under the agreements could materially affect our business, results of operations and financial condition and future prospects.

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

Our coal operations in China are subject to extensive regulation by the PRC government. National governmental authorities, such as the NDRC, the MEP, the MLR, the State Administration of Coal Mine Safety (“SACMS”), the State Administration of Work Safety, the National Energy Administration and the State Bureau of Taxation, as well as corresponding provincial and local authorities and agencies, exercise extensive control over the mining and transportation (including rail and sea transport) of coal within China. Our operations in Australia are subject to similar laws and regulations of general application governing mining and processing, land tenure and use, environmental requirements, including site-specific environmental licenses, permits and statutory authorizations, workplace health and safety, trade and export, competition, access to infrastructure, foreign investment and taxation. These regulations may be implemented by various federal, state and local government departments and authorities including the Department of Resources, Energy and Tourism, the Department of Sustainability, Environment, Water, Population and Communities, and the National Native Title Tribunal. Regulatory oversight from these authorities and agencies may affect the following aspects of our operations, among others:

•	the use and granting of mining rights;

•	access to land for mining and mining-related purposes;

•	exploration and production licenses;

•	rehabilitation of mining sites and surrounding areas;

•	mining recovery rates;

•	pricing of our transportation services for coal in China;

•	taxes, levies and fees on our business;

•	return on investments;

•	application of capital investments;

•	pension fund contributions;

•	technological innovations;

•	preferential tax treatment;

•	environmental and safety standards; and

•	MRRT and carbon tax for Australian operations.

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

We may not be able to obtain all necessary approvals, permits and licenses.

Pursuant to applicable laws and regulations in China, we are required to renew approvals, permits and licenses with respect to our exploration activities, mining operations and environmental protection for our existing operational mines and obtain more approvals, permits and licenses for our development-stage or exploration projects such as Zhuanlongwan, Shilawusu, Yingpanhao and Wanfu. In addition, we are required to obtain or maintain land use rights certificates and building ownership certificates for property we own or lease properties from owners possess valid land use rights certificates or building ownership certificates.

With respect to our operations in Australia and Canada, we are also required to obtain a number of material regulatory approvals, permits and license. We are in the process of obtaining or renewing certain regulatory approvals, permits and licenses for our coal mines, such as the open-pit project at Moolarben Coal Mine and the Southeast open-pit project at Ashton Coal Mine.

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

Due to the increasing awareness of environmental issues, the PRC government has tightened its enforcement of applicable laws and regulations and adopted more stringent environmental standards. On December 1, 2011, the State Council issued the Working Plan for the Control of Discharge of Greenhouse Gases under the Twelfth Five-Year Plan (the “Working Plan”), pursuant to which China plans to continue to increase the proportion of non-fossil fuels used as an overall primary energy source to 11.4% by 2015 and reduce the proportion of coal used as an overall primary energy source. In addition, pursuant to the Working Plan, the PRC government aims to reduce energy consumption per unit of GDP by 17% by 2015 compared to 2010. In addition, pursuant to the administrative energy-saving and emission reduction policies carried out by the central and provincial governments in accordance with the Twelfth Five-Year Plan of Energy-Saving and Emission Reduction issued in August 6, 2012, the PRC government aims to reduce approximately 670 million tonnes of coal from 2011 to 2015, develop clean coal technology such as underground coal gasification, desulfurization and coal water fuel and improve the utilization of coal gangue.

Similarly, our Australian operations are subject to Australia’s stringent federal and state and territory environmental laws and regulations. In March 2012, the Australian government enacted a carbon pricing mechanism (or carbon tax) law, effective July 1, 2012, which imposed a charge on the amount of carbon dioxide emissions with an eventual transition to a “cap and trade” carbon emissions scheme. The carbon tax law imposes a charge based on tonnage of carbon dioxide equivalent (CO2-e) emissions, which is intended to disincentivize the use of fossil fuels such as coal.

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

In the conduct of our operations, we rely substantially on the services of our key employees with professional skills, qualifications and experience, including mine planners. We may not be able to continue to employ our key personnel or attract and retain skilled and qualified personnel and the loss of any of these personnel could materially and adversely affect our operations.

As our business expands, we believe our success will depend on our continued ability to attract and retain skilled and qualified personnel familiar with internationalized operation. Any difficulty in attracting, recruiting, training and retaining skilled and qualified personnel could materially and adversely affect our business, results of operations and financial condition.

Our operations may be affected by uncertain mining conditions and we may suffer losses resulting from mining safety incidents.

Our coal mines and operating facilities may be damaged by water, gas, fire or cave-ins due to unstable geological structures, which may affect the safety of our workforce as well as our costs of producing coal, including without limitation, roof collapses, deterioration in the quality or variations in the thickness of coal seams, mine water discharge and flooding, inclement weather, explosions from methane gas or coal dust, ground falls and other mining hazards. Additionally, we are exposed to operational risks associated with industrial or engineering activities, such as maintenance problems or equipment failures. Although we conduct geological assessments on mining conditions and adapt our mining plans to the mining conditions at each mine, adverse mining conditions may endanger our workforce, increase our production costs, reduce our coal output or temporarily suspend our operations. Although we have implemented safety measures at our mining sites, trained our employees on occupational safety and maintain liability insurance for personal injuries as well as limited property damage for certain of our operations, safety incidents may occur. The occurrence of any of the foregoing events or conditions would have a material adverse impact on our business, results of operations and financial condition.

We face price volatility and intense competition in our methanol operations.

We entered the PRC methanol market and commenced production of coal-based methanol at Tianhao Chemicals and Yulin Nenghua in September 2008 and August 2009, respectively. In 2010, 2011 and 2012, we generated revenue of RMB629.3 million, RMB1,059.3 million and RMB1,118.0 million from sales of methanol, respectively, which represented 1.9%, 2.3% and 1.9% of our total revenue for the same periods, respectively. However, we ceased production of coal-based methanol at Tianhao Chemicals in April 2012 due to the shortage of raw materials and are in the process of disposing of its methanol assets.

The methanol business is a cyclical and competitive commodity industry with rapidly changing supply and demand fundamentals. In addition, there is currently significant overcapacity in the methanol industry, which is not expected to change, and the market demand of methanol is not expected to grow significantly in the short term.

We expect our methanol prices to be affected by a number of factors, including, without limitation:

•	global and domestic methanol production;

•	global energy prices;

•	methanol plant utilization rates, capacity expansions and shutdowns;

•	global economic conditions;

•	compliance costs and environmental risks; and

•	competition from low-cost methanol producers.

As of the end of 2012, we had a total annual methanol production capacity of 600,000 tonnes. In addition, we are currently constructing a 600,000-tonne methanol project in Ordos City, Inner Mongolia Autonomous Region, which we expect to become operational in the second half of 2013. We may not be able to optimize the utilization of our new facilities as planned. If our projections for the domestic methanol market prove incorrect or if we are unable to otherwise compete effectively, we may not recover the capital and resources we have invested in our methanol operations and may not realize the intended benefits of our expansion into this industry. In either event, our business, results of operations and financial condition will be adversely affected.

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

From 2010 to 2012, we completed 306 technology improvement projects, and obtained 103 patents and over 10 technology advancement prizes, which have enhanced our coal mining and related business operations. Further, we own other intellectual property such as proprietary technologies procedures and processes. We believe our patents and other intellectual property rights are important to our success. Existing laws in China offer limited protection for our intellectual property rights. We rely upon a combination of patents, confidentiality policies and agreements, nondisclosure and other contractual arrangements to protect our intellectual property rights. We cannot assure you that we will be able to detect any unauthorized use of, or take appropriate, adequate and timely actions to enforce, our intellectual property rights. Consequently, we may not be able to effectively prevent unauthorized use of our patents in other countries where such patents are not registered.

The measures we take to protect our intellectual property rights may not be adequate, and monitoring and preventing unauthorized use is difficult. The protection of our intellectual property may be compromised as a result of (i) expiration of the protection period of our registered intellectual property rights, (ii) infringement by others of our intellectual property rights; and (iii) refusal by relevant regulatory authorities to approve our pending patent applications. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our intellectual property rights, our reputation may be negatively impacted and our business may be materially and adversely affected.

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

China’s economy differs from the economies of more developed countries in many respects, including the structure of the economy, level of government involvement, level of development, growth rate, control of capital investment, control of foreign currency and allocation of resources. China’s economy has been in transition from a planned economy to a more market-oriented economy. For the past three decades, the PRC government authorities have implemented economic reform measures to emphasize market forces in economic development. The PRC government authorities implement various macroeconomic and other policies and measures from time to time, including contractionary and expansionary policies and measures at times of, or in anticipation of, changes in China’s economic conditions. Economic reform measures, however, may be adjusted, modified or applied inconsistently from industry to industry or across different regions of the country. We cannot predict whether changes in the PRC’s political, economic and social conditions, laws, regulations and policies will have any adverse effect on our current or future business, results of operations and financial condition.

Interpretation of PRC laws and regulations involves uncertainty.

The PRC legal system is a civil law system based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, due to the fact that these laws and regulations have not been fully developed, and because of the limited volume of published cases and the non-binding nature of prior court decisions, interpretation of PRC laws and regulations involves a degree of uncertainty. Under certain circumstances, some of these laws may be changed without being immediately published or may be amended with retroactive effect. We cannot predict the effect of future developments in the PRC legal system, particularly with regard to the coal mining industry in China, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

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

The ability of our subsidiaries to pay dividends to their shareholders is subject to, among other things, distributable earnings and restrictions contained in the articles of association of our subsidiaries, restrictions contained in the debt instruments and the requirements of PRC laws and regulations. For example, certain loan agreements of our subsidiaries contain covenants that limit their ability to pay dividends to us if there is a default in such loan agreements, or unless certain thresholds are satisfied or, in certain cases, limit their ability to pay dividends to us if their after-tax profits are nil or negative. PRC laws and regulations permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Such profits differ from profits determined in accordance with IFRS in certain significant respects, including the use of different bases of recognition of expenses. Our PRC subsidiaries are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserves that are not distributable as such dividends.

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

Land access. The granting of mining tenure does not remove the need to enter into land access arrangements with third party land holders (where the land underlying the mining tenure is owned by a third party). In some cases, the underlying land may be owned by a competitor, pastoralist or other third parties. In addition, elements of the agricultural industry and other groups are opposed to the future development of land for mining or mining-related purposes. These groups are actively lobbying the relevant government entities or seeking public support in an effort to limit the amount of land available for mining, and to make access arrangements for mines more difficult.

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
(the contents of our website do not form part of this annual report)

Acquisitions

We were involved in three acquisitions in 2012, a description of which is as follows:

Acquisition of Equity Interests in Haosheng Company

On May 22, 2012, upon approval obtained at the general manager working meeting, we completed the acquisition of 9.45% of the equity interests in Haosheng Company held by Jinchengtai Chemical for a consideration of RMB863.86 million. This amount represented approximately 15.5% of the Group’s audited total profits under CASs of RMB5.5604 billion in 2012. Upon the completion of the acquisition, our equity interests in Haosheng Company increased to 74.82%.

Gloucester Acquisition

In December 2011, we and our subsidiary Yancoal Australia entered into a merger proposal deed with Gloucester (amended in March 2012), pursuant to which Yancoal Australia implemented a merger by way of a scheme of arrangement under Australian law pursuant to which it or its wholly owned subsidiary acquired all of the shares of Gloucester, and Gloucester’s shareholders received a combination of Yancoal Australia ordinary shares and CVR Shares, unless they elected to receive only Yancoal Australia ordinary shares.

Upon approval obtained from the SASAC of the Shandong Provincial Government, the NDRC and the MOC and approval or permission obtained from the Treasury of Australia, the ASX, Gloucester Shareholders and the Supreme Court of Victoria, Australia, the Merger was completed in June 2012 and Yancoal Australia was listed on the ASX on June 28, 2012. Gloucester is currently a wholly owned subsidiary of Yancoal Australia, which is a 78%-owned subsidiary of the Company

Acquisition of Coal Mines From Yankuang Group

On April 23, 2012, Yankuang Group and its wholly owned subsidiary, Beisu Company, and our Company entered into an assets transfer agreement, pursuant to which we purchased from Yankuang Group and Beisu Company all of the assets and liabilities of Beisu Coal Mine and Yangcun Coal Mine. The assets included mining rights, building ownership certificates, mining and related equipment and other fixed assets, as well as certain equity investments of Beisu Coal Mine and Yangcun Coal Mine and in Beisheng Industry and Trade, Shengyang Wood and Jiemei Wall Materials. Our entry into the assets transfer agreement constituted a connected transaction of our Company under Chapter 14A of the Hong Kong Listing Rules.

The consideration was determined by the appraised net asset value of the target assets, or RMB824,142,000, as appraised by Beijing China Enterprise Appraisal as of August 31, 2011. The appraisal value was approved by the SASAC of the Shandong Provincial Government on April 16, 2012. We completed the acquisition in May 2012.

Assets Disposal of Tianhao Chemicals

Tianhao Chemicals methanol project has ceased production since April 2012, due to a shortage of raw materials supply. At the 2012 first extraordinary general meeting of Tianhao Chemicals, the shareholders approved to publicly sell the methanol assets. According to Shandong Zhongxin Assets Appraisal Co., Ltd., the valuation of Tianhao Chemicals’ assets was RMB268 million as of April 30, 2012. The transaction is currently undergoing a sale procedure on the Shandong Property Right Exchange Center.

Bond Offerings

The RMB Bond Offering

In August 2012, we completed the issuance of RMB5 billion aggregate principal amount of guaranteed notes in a public offering in the PRC, comprising one tranche of RMB1 billion notes due 2017 bearing interest of 4.20% per year, and one tranche of RMB4 billion notes due 2022 bearing interest of 4.95% per year (together, the “RMB Bond Offering”). The notes are guaranteed by the Yankuang Group. The notes were listed on the SSE on August 15, 2012. As of the date of this annual report, we have utilized all of the net proceeds of approximately RMB4.95 billion for working capital purposes.

The RMB Bond Offering include covenants that, in the event of the Company’s default in payments, limit our ability to, among other things: distribute dividends to Shareholders, make material investments, merge with or into other companies, pay salaries and bonus to Directors and senior management and transfer major responsible staff to other positions.

The US$ Bond Offering

In May 2012, we completed the issuance of US$1 billion aggregate principal amount of guaranteed notes through Yancoal International Resources Development Co., Limited, our second-tier wholly owned subsidiary in a private placement exempt from registration under the Securities Act, comprising one tranche of US$450 million notes due 2017 bearing interest of 4.461% per year and one tranche of US$550 million notes due 2022 bearing interest of 5.730% per year (together, the “US$ Bond Offering”). The notes are guaranteed by our Company. The notes were listed on the HKSE on May 17, 2012. As of the date of this annual report, we have utilized all of the net proceeds of approximately US$991.2 million for working capital purposes.

The indenture of the US$ Bond Offering includes covenants that limit our ability to, among other things: use assets as securities in other transactions, enter into sale and leaseback transactions and sell certain assets or merge with or into other companies. If we experience a change of control (as defined in the indenture), we will be required to offer to purchase the notes at a purchase price equal to 101% of the principal amount , plus accrued and unpaid interest.

Capital Expenditures

Our principal source of cash in 2012 was cash generated from our operating activities, the RMB Bond Offering, the US$ Bond Offering and bank borrowings. Our capital expenditures in 2012 were primarily for operational capital expenditures, purchase of properties, machinery and equipment, payment of dividends, and consideration paid for our acquisitions of assets and equity interests.

The following table sets forth a summary of our capital expenditures in the periods indicated:

	Year Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
	(in millions)

Capital Expenditure

Coal mining	3,298.0	22,736.5	19,170.1	3,077.0

Coal railway transportation	34.5	40.9	33.8	5.4

Electricity power and methanol	452.8	555.2	1,605.3	257.7

Undistributed items	—	—	—	—

Corporate	—	3.8	0.1	—

Total	3,785.3	23,336.4	20,809.2	3,340.1

Our planned capital expenditures for 2013 are approximately RMB12,004.6 million. For more information, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” in this annual report.

Potential Takeovers by Third Parties

There were no indications of any public takeover offers by third parties in respect of our common shares in 2012.

B.	Business Overview

We are one of the primary coal producers in China and Australia, with rapidly growing coal mining operations. We primarily engage in the mining, washing, processing and distribution of coal through railway transportation. We offer a wide variety of coal products including thermal coal, semi-hard coking coal, semi-soft coking coal, PCI coal and other mixed coal products which are sold to power plants, metallurgical mills, chemical manufacturers, construction material manufacturers and fuel trading companies in China and other countries, including Japan and South Korea. Since 2004, we have expanded our operations to include the production of coal chemicals and the generation of electricity and heat. We also commenced our potash exploration business in 2011.

As of December 31, 2012, we were 52.86% owned by our parent, the Yankuang Group, which is wholly owned by the Shandong Provincial Government under the control of the SASAC of the Shandong Provincial Government. The Yankuang Group was founded in 1973 to focus on coal mining and sales, the coal chemical industry, power generation, aluminum production, machinery manufacturing and financial investments. We were established in 1997 and listed on the SSE, HKSE and NYSE in 1998. In addition, our subsidiary, Yancoal Australia, was listed on the ASCX in 2012. Our revenue increased from RMB33,944.3 million in 2010 to RMB47,065.8 million in 2011 and further to RMB58,146.2 million in 2012, representing a CAGR of 30.9%.

As of December 31, 2012, we owned and operated 21 coal mines across regions with abundant coal resources, including Shandong and Shanxi Provinces and the Inner Mongolia Autonomous Region in China, as well as Queensland, New South Wales and Western Australia in Australia. In addition, as of December 31, 2012, we had nine developmental-stage projects in China and Australia and a number of exploration tenements in Australia that might be potentially developed.

We directly own and operate six coal mines in the PRC, namely, Nantun, Xinglongzhuang, Baodian, Dongtan, Jining II and Jining III, which produced in the aggregate approximately 48.8% of our total coal output in 2012. As of December 31, 2012, these six mines had approximately 1,729.43 million tonnes of in-place proven and probable reserves. In addition, we directly own and operate Beisu and Yangcun Coal Mines. We also hold equity interests in a number of coal mines in China through our subsidiaries. Shanxi Nenghua operates Tianchi Coal Mine, which holds approximately 25.7 million tonnes of recoverable reserves; Heze Nenghua operates Zhaolou Coal Mine, which holds approximately 102.2 million tonnes of recoverable reserves; and Ordos Neng Hua operates Anyuan Coal Mine and Wenyu Coal Mine. In addition, we had four projects under development in China as of December 31, 2012.

The map below shows the approximate locations of our coal mines and project in China.

Anyuan Coal Mine
Zhuanglongwan Project
Shilawusu Project
Zhuanlongwan Project
Yingpanhao Project
Inner Mongolia
Shanxi
Nantun Coal Mine
Xinglongzhuang Coal Mine
Baodian Coal Mine
Dongtan Coal Mine
Jining II Coal Mine
Jining III Coal Mine
YangCun Coal Mine
Beisu Coal Mine
Zhaolou Coal Mine
Wanfu Project
Tianchi Coal Mine
Producing assets
Exploration and development assets

We conduct our operations in Australia primarily through our subsidiaries, Yancoal Australia and Yancoal International (Holding). Yancoal Australia currently operates six coal mines in Australia including Austar, Yarrabee, Ashton, Moolarben, Gloucester and Donaldson which collectively held approximately 703.7 million tonnes of JORC-compliant reserves as of December 31, 2012. In addition, Yancoal Australia owns approximately 50% of the equity interest in the joint venture that owns and operates Middlemount Coal Mine, which held approximately 96.0 million tonnes of JORC-compliant reserves as of December 31, 2012. Yancoal Australia also holds a developmental-stage project, Monash. Yancoal International (Holding) currently owns Cameby Downs and Premier Coal Mines, which collectively held approximately 590.2 million tonnes of JORC-compliant reserves as of December 31, 2012, as well as the developmental-stage projects Athena, Harrybrandt, Wilpeena and Wilga. In addition, we had a number of exploration tenements in Australia with potential for developments as of December 31, 2012.

The map below shows the approximate locations of our coal mines and projects in Australia.

AUSTRALIA
West Australia
Queensland
New South Wales
Abbot Point
Galilee Basin
Hay Point
Middlemount
Bowen Basin
Yarrabee
Harrybrandt
Gladstone
Wilpeena
Cameby Down
Athena
Surat Basin
Gunnedah Basin
Gloucester Basin
Sydney Basin
Ashton
Moolarben
Austar
Monash
Gloucester
Donaldson
Newcastle
Perth
Premier Coal
Wilga
Collie Basin
Producing assets
Exploration and development assets
Ports

Coal Business

We are primarily engaged in the production of coal, which involves the mining, washing, processing and distribution of coal. Historically, our coal operations were primarily based in the PRC, but we began our operations in Australia in 2004 after we acquired the Austar Coal Mine, and have rapidly expanded our Australian coal operations since the fourth quarter of 2009 when we acquired Felix and in June 2012 when we completed the merger with Gloucester. Our products consist primarily of thermal coal, semi-soft coking coal, semi-hard coking coal, PCI coal and other mixed coal products which are suitable for power generation and metallurgical production. The following table sets forth the specifications and principal applications of our coal products.

	Sulfur Content	Range of and Average Ash Content	Calorific Value	Washed	Principal Applications
	%	%	(megajoule/ kilogram)
The Company
No. 1 clean coal	0.43	7-8 average 7.75	26-28 average 28	Yes	High quality metallurgical production
No. 2 clean coal	0.53	8-9 average 8.36	26-28 average 27.94	Yes	Metallurgical production, construction, liquid coal production
No. 3 clean coal	0.57	10-11 average 10.32	26.3-26.9 average 26.79	Yes	Electricity generation and coal chemical production
Lump coal	0.51	9-14 average 10.83	25-28 average 27.44	Yes	Construction, power generation, coal for oven application
Mixed coal	0.90	22-30 average 27.93	18-22 average 20.37	Yes	Power generation
Shanxi Nenghua
Screened raw coal	1.07	27-35, average 33.91	19-23, average 19.93	No	Power generation
Lump coal	0.77	9-11, average 9.09	30-32, average 30.72		Power generation, construction
Heze Nenghua
No. 2 clean coal	0.71	8-9, average 8.41	average 29.73	Yes	Metallurgical production, construction
Mixed coal	1.2	average 31.87	average 19.07	Yes	Power generation
Ordos Nenghua
Screened raw coal	<0.63	7.85-14.00, average 13.50	20.90-21.33, average 22.0	No	Power generation
Yancoal Australia
Semi-hard coking coal	1.30	5.0	average 33.18	Yes	Metallurgical production
Semi-soft coking coal	0.65	9.5	average 29.82	Yes	Metallurgical production, construction
PCI coal	0.7	9.5-10.5	average 30.66	Yes	Metallurgical production
Thermal coal	0.5-0.6	13.5-17.0	27.30-27.93	No	Power generation

The following table sets forth our principal coal products by sales volume and sales income of coal for the periods indicated. For the purposes of the table below, the figures of sales income and sales volume include inter-segment sales.

	Year Ended December 31,
	2010		2011		2012
	Sales volume (‘000 tonnes)	Sales income(1) (RMB in millions)	Sales volume (‘000 tonnes)	Sales income(1) (RMB in millions)	Sales volume (‘000 tonnes)	Sales income(1) (RMB in millions)

The Company	33,657	21,324.8	33,276	22,827.6	33,943	20,789.4

No. 1 clean coal	691	677.2	534	587.9	385	353.0

No. 2 clean coal	9,002	8,771.2	8,950	9,373.4	9,042	8,039.5

No. 3 clean coal	1,560	1,293.7	2,222	1,969.3	2,540	1,829.1

Lump coal	1,297	1,206	1,786	1,845.5	1,245	1,112.9

Screened raw coal	16,726	8,085.5	13,495	6,714.0	14,190	7,195.4

Mixed coal and others	4,381	1,290.7	6,289	2,337.5	6,541	2,259.5

Shanxi Nenghua	1,498	572.3	1,223	572.1	1,343	469.5

Screened raw coal	1,498	572.3	1,223	572.1	1,343	469.5

Heze Nenghua	1,079	833.0	2,004	1,829.2	2,292	1,662.5

No. 2 clean coal	546	603.2	1,211	1,471.0	1,183	1,234.4

Screened raw coal	119	62.6	37	19.7	—	—

Mixed coal and others	414	167.2	756	338.4	1,109	428.1

Ordos Neng Hua	—	—	4,379	1,273.0	6,834	1,621.7

Screened raw coal	—	—	4,379	1,273.0	6,834	1,621.7

Yancoal Australia	8,022	6,210.2	10,060	9,353.4	14,350	9,296.0

Semi-hard coking coal	1,146	1,043.3	914	1,023.2	506	377.4

Semi-soft coking coal	1,279	1,202.3	1,049	1,319.6	1,124	1,048.1

PCI coal	2,046	1,893.8	2,333	2,988.9	2,056	1,917.6

Thermal coal	3,551	2,070.8	5,764	4,021.7	10,663	5,952.9

Yancoal International (Holding)	—	—	—	—	2,965	994.3

Thermal coal	—	—	—	—	2,965	994.3

Externally purchased coal	5,378	3,990.0	13,308	9,613.2	32,421	21,586.5

Total	49,634	32,930.3	64,250	45,468.5	94,148	56,419.9

(1)	Sales income comprises the invoiced amount of coal sold net of returns and discounts.

Sales and Marketing

A significant portion of our PRC domestic sales is made on the spot market or pursuant to strategic framework agreements, while the remainder of our coal sales are made pursuant to sales contracts generally for a term not exceeding one year. These strategic framework agreements generally specify the quantity of the coal to be purchased. Prices for strategic framework agreements are generally determined in the annual sales contracts or monthly sales contracts which we enter under the strategic framework agreements.

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

	Year Ended December 31,
	2010		2011		2012
	Sales income(1)	% of Sales income	Sales income(1)	% of Sales income	Sales income(1)	% of Sales income
	(RMB in millions)		(RMB in millions)		(RMB in millions)
Power plants	7,493.8	22.8	8,875.0	19.5	8,230.0	14.6
Metallurgical mills	5,200.2	15.8	6,445.7	14.2	4,902.7	8.7
Chemical manufacturers	1,405.3	4.3	1,740.6	3.8	6,830.0	12.1
Others(2)	18,831.0	57.2	28,407.2	62.5	36,457.2	64.6

Total	32,930.3	100.0	45,468.5	100.0	56,419.8	100.0

(1)	Sales income comprises the invoiced amount of coal sold net of returns and discounts.
(2)	Others comprises industries such as coking and construction material manufacturing.

The following table sets forth a breakdown of sales income of coal by geographical region for the periods indicated. For the purposes of the table below, the figures of sales income include inter-segment sales.

	Year Ended December 31,
	2010		2011		2012
	Sales income(1)	% of sales income	Sales income(1)	% of sales income	Sales income(1)	% of sales income
	(RMB in millions)		(RMB in millions)		(RMB in millions)

China	27,619.7	83.9	36,703.8	80.7	46,792.6	82.9%

Eastern China	21,861.5	66.4	28,464.1	62.6	42,835.4	75.9%

Southern China	511.9	1.6	2,449.6	5.4	76.1	0.1%

Northern China	251.1	0.8	211.4	0.5	2,957.6	5.3%

Other regions	4,995.2	15.2	5,578.8	12.3	923.5	1.6%

Japan	2,349.0	7.1	4,030.3	8.9	1,777.9	3.2%

South Korea	1,920.0	5.8	1,972.4	4.3	2,394.2	4.2%

Australia	482.2	1.5	271.0	0.6	2,297.6	4.1%

Others	559.3	1.7	2,490.9	5.5	3,157.6	5.6%

Total	32,930.3	100.0	45,468.5	100.0	56,419.8	100.0

(1)	Sales income comprises the invoiced amount of coal sold net of returns and discounts.

Our domestic coal sales are concentrated primarily in eastern China, particularly in Shandong and, to a lesser extent, in northern China. Our sales income, which represents the invoiced amount of products sold net of returns and discounts, generated from eastern China as a percentage of total sales income was 66.4%, 62.6% and 75.9% in 2010, 2011 and 2012, respectively. The majority of our sales income is in the PRC. In 2010, 2011 and 2012, we generated 83.9%, 80.7% and 82.9%, respectively, of our sales income from the PRC.

The following table sets forth a breakdown of export sales of our Company and Yancoal Australia for the periods indicated.

	Year Ended December 31,
	2010		2011		2012
	Sales income(1)	% of sales income	Sales income(1)	% of sales income	Sales income(1)	% of sales income
	(RMB in millions)		(RMB in millions)		(RMB in millions)

The Company

Japan	9.7	0.2	14.3	0.2	7.4	0.1

Our Australian subsidiaries

South Korea	2,349.0	38.5	4,030.3	44.2	2,394.2	29.9

Japan	1,910.3	31.3	1,958.1	21.5	1,770.5	22.1

China	909.4	14.9	603.0	6.6	670.4	8.4

Others	926.4	15.2	2,506.7	27.5	3,157.6	39.5

Total	6,104.8	100.0	9,112.4	100.0	8,000.1	100.0

(1)	Sales income comprises the invoiced amount of coal sold net of returns and discounts.

Export sales, excluding the coal sales in Australia by our Australian subsidiaries, represent only a small percentage of our total coal sales income. In 2010, 2011 and 2012, we generated 18.5%, 20.0% and 14.2%, respectively, of our sales income from export sales. Our major overseas markets include South Korea and Japan. The majority of our overseas customers are located in Asia, and South Korea is our biggest market in this region. Even though we conduct all of our export sales from the PRC through export agents, we maintain close relationships with our overseas customers.

In 2010, 2011 and 2012, our Australian subsidiaries’ domestic sales income was 1.9%, 2.7% and 22.3%, respectively, of their total sales income and in these same years their export sales income was 98.1%, 97.3% and 77.7%, respectively, of its total sales income. Our Australian subsidiaries’ export sales income represented 99.8%, 99.8% and 99.9% of our total export sales income in 2010, 2011 and 2012, respectively. Our Australian subsidiaries primarily conduct their export sales directly by entering into agreements with end user customers. Our Australian subsidiaries also export a small portion of coal through export agents with which our Australian subsidiaries have established longstanding relationships. The primary destinations for the export sales of our Australian subsidiaries are South Korea, Japan and China.

Customers

As of December 31, 2012, our major customers include Huadian International, Yongcheng Coal and Electricity Holding Group Shanghai Co., Ltd., Noble Resources Limited, Linyi Yehua Coking Co., Ltd. and Baoshan Iron & Steel Co., Ltd., among which Huadian International was our largest customer. In 2010, 2011 and 2012, sales to our top five largest customers accounted for 24.7%, 19.4% and 19.4% of our sales income, respectively. In 2010, 2011 and 2012, sales to our largest customer, Huadian International, accounted for 13.0%, 8.5% and 6.3%, respectively, of our sales income. A substantial portion of Huadian International’s coal purchases was, in turn, supplied to Zouxian Power Plant.

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

Pricing

The pricing for our coal products sold in the PRC is generally based on negotiations between the contracting parties that reflect market conditions. However, a portion of our thermal coal sales may be affected by pricing guidelines announced by the PRC government from time to time or subject to temporary price controls. For example, the State Council and the NDRC adopted measures to control the prices of thermal coal in 2010 and 2011, pursuant to which prices of thermal coal supplied to power generating enterprises in 2012 may not increase by more than 5% from 2011 prices, and the spot prices of thermal coal (5,500 kcal/kg) received at major domestic ports must be less than RMB800 per tonne. In December 2012, the General Office of the State Council issued a guideline to further implement the market reform for thermal coal. Pursuant to the guideline, beginning in 2013, the PRC government will discontinue the compulsory thermal coal supply contracts arrangement, which required coal producers to sell thermal coal to power generation enterprises at preferential prices set by the government. In addition, prices of thermal coal will be negotiated between power generation enterprises and coal producers, instead of pursuant to government-guided prices. See “— Regulatory Oversight of Our Group.” For our Australian operations, the pricing of our coal products is dependent on negotiations between the contracting parties, as well as prevailing market prices. There are no price control schemes in Australia. In both our PRC and Australian markets, to price our coal products, we consider the prevailing prices in the relevant local coal markets, the grade and quality of the coal and our relationship with the purchaser. Our sales and marketing department monitors domestic and international market information, enabling us to keep abreast of pricing developments in our principal markets.

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

We transport Yancoal Australia’s coal products to Newcastle Port and Gladstone Port in Australia at our cost using third parties’ railway networks. These coal products are then exported to South Korea, Japan and other destinations by sea. Yancoal Australia owns a 27.0% interest in NCIG, a joint venture responsible for constructing and operating the third export terminal at Newcastle Port, and will have an annual port capacity of 14.6 million tonnes through NCIG’s facility when it reaches its full design capacity of 66.0 million tonnes per annum. Yancoal Australia also had an annual port capacity of 11.0 million tonnes at Newcastle Port in 2012 through a facility owned by PWCS pursuant to an agreement between Yancoal Australia and PWCS, increasing to 11.5 million tonnes per year from 2013 and 11.9 million tonnes from 2015. Yancoal Australia may apply for additional capacity at PWCS’s terminal 4 if the approval to construct this terminal can be granted. In addition, Yancoal Australia owns a 5.6% interest in Wiggins Island Coal Export Terminal Holdings Pty Limited in Queensland, which is the parent company of the developer of the Wiggins Island Coal Export Terminal. Yancoal Australia has been allocated an annual port capacity of 26.8 million tonnes in 2013. We believe these allocated port capacities will support current export sales.

Mining process

The geological characteristics of our reserves largely determine the coal mining method that we employ. We use two primary methods to mine coal: underground mining and open-pit mining.

PRC underground mining operations

Our PRC underground mining operations consist of four main steps: tunneling, coal extraction, transportation and coal preparation. The tunneling process is necessary for the construction of underground roadways, which are required for the installation of mining equipment. We conduct a majority of our tunneling using high-powered headers and use this method whenever geological conditions permit. The extraction process is undertaken by a standardized and fully mechanized longwall operation, which includes shearers that work in conjunction with conveyers to cut and transport the coal away from the longwall work face.

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

Australian open-pit mining operations

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

Materials, Water and Energy Supply

PRC mining operations

The primary materials we use to conduct our coal mining and processing operations are steel to support work faces and underground tunnels, cement for the construction of underground tunnels and ground structures and water used in our production process. We procure steel primarily from Shandong Shiheng Special Steel Group Co., Ltd., Shandong Iron and Steel Group Co., Ltd., Xilin Steel Group Acheng Steel Co., Ltd. and Angang Steel Company Limited and cement primarily from Shandong Lucheng Cement Company, Ltd. and Shandong Luzhu Group Cement Company Ltd. We procure water primarily from the Yankuang Group pursuant to the Materials Supply Agreement and its supplemental agreements, and, to a lesser extent, from local water companies. The prices of steel, cement and water is set at market rates or determined through negotiations. We believe that we have well-established, cooperative relationships with our suppliers, enabling us to secure reliable supplies of materials required in our production process. We believe that a number of alternative suppliers exist for our key materials in our coal operations, accordingly, we do not foresee any difficulty in obtaining adequate supplies.

We use a significant amount of electricity in our operations. Even though we have not experienced any material disruptions in our electricity supply in the past, we acquired Hua Ju Energy to secure a stable supply of energy for Nantun, Xinglongzhuang, Baodian, Dongtan, Jining II, Jining III, Beisu and Yangcun Coal Mines and to reduce our electricity costs. After we commenced selling substantially all of the electricity generated by Hua Ju Energy to the local grid company in 2011, we began to purchase electricity from the local grid company for Nantun, Xinglongzhuang, Baodian, Dongtan, Jining II, Jining III Coal Mines. We also purchase electricity from the local grid company for Beisu and Yangcun Coal Mines after we acquired them in May 2012.

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

Competition

PRC mining operations

Our primary market, the PRC domestic coal market, is characterized by numerous small-scale coal suppliers. Although the PRC coal market is segmented principally by geographic regions due to the wide distribution of coal reserves, the domestic market in China is dominated by a number of large-scale coal producers. We compete principally on the basis of the availability and cost of transportation, coal quality and timely deliveries.

Our PRC competitors primarily include a number of coal mines located in Shanxi, Shaanxi and Inner Mongolia. Certain of our competitors from these regions have substantial reserves and favorable geological conditions. However, these competitors incur significant transportation costs when they supply to their end-user customers located in eastern China. In addition to coal mines located in Shanxi, Shaanxi Provinces and Inner Mongolia Autonomous Region, we also compete with local mines located in close proximity to our customers. In addition, we expect to face increasingly intense competition among coal mining enterprises as the results of an significant increase in the amount of coal export to China and an increase of industry giants in the coal mining industry due to the industry reform. Although we have strengths in the quality of our coal product and our sales network, we may not be able to compete effectively with Shandong Energy in this region. Our failure to compete effectively may in turn materially and adversely affect our results of operations.

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

Each of Nantun, Xinglongzhuang, Baodian, Dongtan, Jining II, Jining III, Beisu, Yangcun, Zhaolou and Tianchi Coal Mines has obtained the Quality/Environmental Management/Occupational Health and Safety Certificate.

Each of Nantun, Baodian, Dongtan, Jining II, Jining III Coal Mines has obtained Measurement Management System AAA certificate. We have been awarded a National Quality Management Award, a China Quality Tripod and an Asia-Pacific International Quality Gold Medal. In addition, we were awarded the Quality Excellence Award (Asian Recognition for Excellent in Quality Practice) by the Asian Network for Quality in 2012, which made us the only Chinese coal company which has ever won this prize.

Yancoal Australia has engaged Bureau Veritas, Societe Generale De Surveillance and ALS Laboratory Group to supervise and inspect the quality of the coal produced from the respective mines in Australia to ensure quality control and advise on quality improvement.

Safety control

In our PRC operations, we have implemented a safety control program to achieve the targets set in our internal guidelines for safety and risk control management and to maintain compliance with the PRC Coal Industry Law and the National Mining Safety Law in China. In Australia, our operations in New South Wales comply with the Coal Mine Health and Safety Act 2002 (NSW) and Occupational Health and Safety Act 2011 (NSW), our operations in Queensland comply with the Occupational Health and Safety Act 2011 (QLD) and Coal Mining Safety and Health Act 1999 (QLD) and our operations in West Australia comply with the Coal Mine Safety and Inspection Act 1994 (WA) and Occupational Health and Safety Act 1984 (WA).

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

As a result of our safety control program, we have been able to maintain a zero fatality rate in our PRC operations since 2007 compared with the national average of 0.374 fatalities per million tonnes of coal produced in 2012, according to the State Administration of Work Safety of the PRC. In 2012, we produced approximately 68.7 million tonnes of coal in our PRC operations and did not experience any production accidents that involved serious work injuries or death. We have been continuously reviewing and evaluating our safety control and performance in Australia. With respect to our Australian operations in 2012, our lost time injury frequency rate, measured as the number of lost time injuries per million man-hours worked, was 2.5 for open-pit mines and 13 for underground mines. We had no fatalities in our Australian operations in 2012.

Environmental protection

We are subject to PRC environmental protection laws and regulations which impose fees for the discharge of waste substances and require the payment of fines for serious pollution. PRC regulations also authorize government agencies to close any facility that fails to comply with orders to cease, or bring into compliance with relevant laws and regulations, operations that cause environmental damage. In addition, the operations of Yancoal Australia must comply with relevant Australian environmental protection laws and regulations. In 2012, we incurred expenses related to environmental protection of RMB175.3 million.

Railway Transportation Business

In addition to transporting coal to support our own operations, we also provide railway transportation services to our customers, including the Yankuang Group, for fees. In 2012, we transported 17.5 million tonnes of coal on our railway network, representing a decrease of 0.6 million tonnes, or 3.2%, from 18.1 million tonnes in 2011. We generated sales income of RMB464.1 million from railway transportation services in 2012, representing a decrease of RMB12.8 million, or 2.7%, from RMB476.9 million in 2011.

We own ten steam locomotives, two heavy-duty rail motors and approximately 204 kilometers of railway tracks constructed for coal transportation that connect most of our coal mines with Zouxian Power Plant located in Jining City, Shandong. Our railway network also connects to two major national railways, namely, Beijing-Shanghai Railway and Yanzhou-Shijiugang Railway. Our railway network provides us with substantial control over a major means of transportation for our key product, allowing us to benefit from the synergies from coal production, sales and transportation. As of December 31, 2012, our railway transportation business had 3,626 employees.

We maintain ISO 9001 quality accreditation, ISO 14001 environmental management certification, OHS 18000 occupational safety and health certificate and ISO 10012:2003 management certification for the operation of our railway network.

Coal Chemical Business

Our coal chemical business focuses on the production of methanol, a liquid commodity that can be produced from coal or natural gas. We operate our coal chemical business through Yulin Nenghua and Tianhao Chemicals. In 2012, we produced 572,000 tonnes of methanol and sold 574,000 tonnes of methanol. We generated sales income of RMB1,118.0 million in 2012, representing an increase of RMB58.6 million, or 5.5%, from RMB1,059.3 million in 2011. Yulin Nenghua produced 552,000 tonnes of methanol, and Tianhao Chemicals produced 20,000 tonnes of methanol, in 2012. We are in the process of disposing Tianhao Chemical’s methanol assets. In addition, we are currently constructing a 600,000-tonne methanol project in Ordos City, Inner Mongolia Autonomous Region, which we expect to become operational in the second half of 2013.

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

Materials, water and energy supply

Coal and coke oven waste gas are the primary materials in our methanol production. Production at Yulin Nenghua is reliant on thermal coal, which it currently sources from local coal mines owned by third parties. We plan to source thermal coal internally once our adjoining Yushuwan Coal Mine is registered and commences operations. Yulin Nenghua sources water from a local reservoir.

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

Competition

We compete with domestic methanol manufacturers in Shanxi and Shaanxi Provinces and the Inner Mongolia Autonomous Region. We expect to benefit from economies of scale as Yulin Nenghua’s 600,000-tonne methanol project achieves optimal utilization of its facilities and Ordos Neng Hua’s 600,000-tonne methanol plant commences operations in the second half of 2013.

Seasonality

Our coal chemical operations are not affected by seasonality.

Electric Power and Heat Supply Business

As of the date of this annual report, we owned and operated seven power plants, which generate electricity for internal use and external sales. In 2012, we generated a total of 1,155.2 million KWh of electricity, 856.4 million KWh of which we sold to third parties. We generated sales income of RMB323.6 million in 2012, representing a decrease of RMB4.4 million, or 1.3%, from RMB328.0 million in 2011.

Hua Ju Energy operates coal-fired power plants whose main facilities consist of energy conversion CFB boilers and extraction and condensing steam turbines. The power plants at Hua Ju Energy have an aggregate installed capacity of 144 MW. In 2010, 2011 and 2012, Hua Ju Energy generated 1,090.4 million KWh, 1,028.8 million KWh and 968.2 million KWh, respectively, and sold 469.6 million KWh, 895.5 million KWh and 831.9 million KWh, respectively, to the local power grid company.

The power plants at Yulin Nenghua and Tianhao Chemicals were established with the primary intention to satisfy the power demand of the methanol projects of these two entities; we sell a small amount of electricity to third parties. These plants had an aggregate installed capacity of 84 MW as of the date of this annual report; however, Tianhao Chemicals has stopped generating electricity since January 1, 2012 due to the high cost of fuel, and we are in the process of disposing of the power plant together with Tianhao Chemical’s methanol assets. In 2012, the power plants operated by Yulin Nenghua generated 187.0 million KWh of electricity, of which 24.5 million KWh was sold to third parties.

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

We commenced heat supply operations, which consist of the production and sale of heat, following our acquisition of Hua Ju Energy in 2009. In 2012, Hua Ju Energy generated 1.4 million steam tonnes of heat energy. Our coal mines consume the substantial majority of heat energy produced by Hua Ju Energy. We sold 0.2 million steam tonnes of heat to third parties and generated sales income of RMB39.9 million in 2012.

Sales and marketing

We consume a major portion of the heat generated by our power plants and, to a lesser extent, sell to the Yankuang Group. In addition to our own use and our sales to the Yankuang Group, we sold 73.5% of the electric power we produced to other end-users through power grids in 2012.

Pricing

The pricing and adjustments for the on-grid tariff and the pricing of our heat products are determined in accordance with regulations set by price administration authorities.

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

Materials, water and energy supply

Our power plants are all coal-fired power plants. The power plants of Hua Ju Energy generate electricity by recycling coal gangue and coal slurry. Yulin Nenghua currently sources thermal coal from local coal mines.

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

Regulatory Oversight of Our Group

Regulation of the PRC Coal Industry

Mining activities in the PRC are also subject to the MLR. To establish a coal mining enterprise under the Coal Industry Law of the People’s Republic of China, amended in 2011 (the “PRC Coal Industry Law”), the applicant must submit an application to the relevant department in charge of the coal industry. After obtaining approval to establish a coal mining enterprise, the applicant will be granted a mining permit by the MLR. Thereafter, the applicant must obtain a coal production permit before it commences coal production. Coal mining enterprises that have legally obtained coal production licenses will have the right to sell the coal that they produce. To establish a coal trading enterprise, an applicant must apply for a different business license and may engage in coal trading only after it obtains a trading license from the relevant administrative department of industry and commerce.

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

Pricing Laws

Until 2002, the production and pricing of coal was generally subject to the close control and supervision of the PRC government, which centrally managed the production and pricing of coal. To transition from a planned economy to market economy practices, the PRC government eliminated the state guidelines for coal prices on January 1, 2002 and took other measures intended to establish a pricing mechanism that would reflect market demand. In December 2012, the State Council issued a guideline to further implement the market reform for thermal coal. Pursuant to the guideline, beginning in 2013, the PRC government will discontinue the compulsory thermal coal supply contracts arrangement, which required coal producers to sell thermal coal to power generation enterprises at preferential prices set by the government. In addition, prices of thermal coal will be negotiated between power generation enterprises and coal producers, instead of pursuant to government-guided prices.

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

Foreign exchange laws

The Notice of the State Administration of Foreign Exchange on Deciding the External Financing Guarantee Balance Quota of Domestic Banks in 2011 (Hui Fa [2011] No. 30), promulgated by the SAFE on July 27, 2011, provides that the SAFE will conduct a strict review of any application from a domestic enterprise with respect to external financing guarantees. In addition, when domestic banks provide offshore financing guarantees, the SAFE will conduct a strict review of the financing measures with respect to the external financing guarantee. The proceeds of any offshore financing under an offshore financing guarantee must not be repatriated into the PRC, directly or indirectly, either in the form of equity or debt interests, through, including but not limited to, the following methods:

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

Import and export laws

According to the Foreign Trade Law, the Cargo Import and Export Ordinance and the Administrative Measures of Coal Export Quota, coal exports prior to 2013 are subject to State control and required governmental approval.

Our company has not been authorized as a PRC coal exporter. Our coal exports are conducted through three export agents, namely China National Coal Industry Import and Export Corporation, China National Minerals Import and Export Company Limited and Shanxi Coal Import and Export Group Company.

Pursuant to the Administrative Measures of Coal Export Quota, the NDRC and the MOC have been responsible for determining China’s national coal export quota and allocating the quota among authorized coal exporters. Upon receiving a quota approval, authorized coal exporters may apply for coal export permits to the relevant authority designated by the MOC. Authorized coal exporters are also required to report their monthly quota usage to the NDRC.

The regulations provided that quotas may be adjusted in the event of:

•	a major change in the international market;

•	a major change in domestic coal resources;

•	an imbalance in the usage of the coal export quota by an authorized coal exporter compared to its allocation of the coal export quota; and

•	other circumstances which require an adjustment to the coal export quotas.

The total national quotas approved for coal exports in 2011 and 2012 remained at 38.0 million tonnes. The first 19.0 million tonnes’ national quota for 2013 has been granted to exporters.

According to the Notice of the Customs Tariff Committee of the State Council on Tariff Adjustment on Certain Export Commodities (Notice 2008 No. 56), since August 20, 2008, the provisional tariff rate of coke, coking coal and soft coal has been 40%, 10% and 10%, respectively. However, we do not export any coke, coking coal or soft coal from the PRC and we do not expect changes in export tariffs will affect us.

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

The rehabilitation of mining sites is another priority of the PRC government. Under the Law of Land Administration of the PRC as amended on August 28, 2004, the Regulation on Land Reclamation effected on March 5, 2011 and the Implementation Measures on the Regulation on Land Reclamation effected on March 1, 2013, coal producers must undertake measures to restore a mining site to its original state within a prescribed time frame if their mining activities result in damage to arable land, grassland or forest. The rehabilitated land must meet rehabilitation standards, as required by law from time to time, and may only be subsequently used upon examination and approval by the land authorities.

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

In addition, the State Administration of Work Safety issued three sets of measures on September 26, 2005: (i) the Measures for Determining Major Latent Work Safety Related Dangers in Coal Mines (for Trial Implementation); (ii) the Implementing Measures for the Detection and Elimination of Latent Dangers in Coal Mines and the Rectification and Closure of Such Mines (for Trial Implementation); and (iii) the Measures for the Supervision and Inspection of Coal Mine Safety Training (for Trial Implementation). On October 31, 2005, the State Administration of Work Safety issued the Guiding Opinions on Persons in Charge of Coal Mines and Production and Operation Management Personnel Going into Mines as Foremen. The State Administration of Work Safety and Ministry of Finance of the PRC jointly issued the Incentive Arrangement for Report on Working Safety on May 2, 2012, which encourages reporting on material accident hazards on working safety systems and other illegal activities.

The State Administration of Work Safety, the State Administration of Coal Mine Safety and the All China Federation of Trade Unions jointly issued the Rules regarding the Working Safety Construction of Coal Mine Working Teams in June 2012, which requires coal mining enterprises to promote working safety target management and improve the salary structure to reflect the combination of working safety, production and profits. In addition, coal mining enterprises are required to improve working environments and labor protection facilities, provide employees with labor protection articles and occupational health examinations, establish occupational health files for employees and provide relevant remuneration for workers engaging in hazardous works.

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

The government authorities of Inner Mongolia issued the Notice of Printing and Distributing the Work Plan of Mergers and Reorganizations of Coal Mining Enterprises in Inner Mongolia Autonomous Region (Nei Zheng Fa [2011] No. 32) on March 15, 2011, which sets forth the guiding principles, integrative approach, applicable policies, regulations and working requirements for coal resources in the region. By the end of 2013, the notice indicates that coal mining enterprises located in Inner Mongolia Autonomous Region must achieve production of 1.2 million tonnes per annum (three million tonnes per annum may apply to certain regions upon certain conditions) or be required to merge with other enterprises. Enterprises with a production capacity of more than five million tonnes of raw coal, among others, or enterprises with at least either one underground coal mine with a singular well production capacity of more than 1.2 million tonnes or an open-pit coal mine with a singular well production capacity of more than three million tonnes, subject to certain operational safety conditions, will be given preference as entities into which other smaller entities may merge.

In addition, the government authorities of Inner Mongolia Autonomous Region issued the Notice of Working Well on the Related Issues Concerning Integration of Coal Resources (Nei Zheng Ban Fa [2011] No. 92) on October 9, 2011, which sets forth supplemental information on the determination of the status of coal mining entities and the scope of coal resources to be integrated in the region.

The National Energy Administration of the PRC issued the amended Coal Mining Industry Policy in February 2013 seeking for comments, which aims to further implement the reform of coal mining enterprises and the market-oriented reform.

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

MRRT

On March 29, 2012, the Australian MRRT became law, effective July 1, 2012. The MRRT is a profits-based tax that is charged at an effective rate of 22.5% on the assessable profits (excess of annual mining revenue over annual mining expenditures with respect to mineral interests, less certain allowances) of, among others, coal mining enterprises. According to the relevant provisions of the MRRT tax laws, our subsidiaries in Australia are required to determine the starting base allowance on their balance sheets. A book value or market value approach can be selected in calculating the starting base and may be amortized over the prescribed useful lives of such assets.

Carbon tax scheme

A number of countries, including Australia have ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change. The Australian government has devoted efforts in meeting the emissions target for Australia as set forth in the Kyoto Protocol. To this end, the Australian federal government has recently passed laws imposing a tax on the amount of carbon dioxide emissions by enterprises having significant emissions, which may include coal mining enterprises in Australia. In addition, the Australian federal government intends to gradually shift from a carbon tax scheme to a “cap and trade” carbon emissions scheme. The legislation became effective from July 1, 2012.

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

Pricing

Since 1996, the Electric Power Law has set forth general principles for determining power tariffs. The Interim Provisions for the Administration of Grid Power Price promulgated by NDRC states that tariffs are to be formulated to provide reasonable compensation for costs and a reasonable return on investment, to share expenses fairly and to promote the construction of power projects. With the exception of grid power prices set by governmental bids or power plants that produce alternative energy, grid power prices of new power plants within the same region should be uniform. The on-grid tariffs for planned output and excess output are subject to a review and approval process involving the NDRC and the provincial price bureaus. In 2004, the NDRC, with the approval of the State Council, issued a policy to link thermal coal and power prices. This policy allows on-grid tariffs to increase if the average price of coal increases by more than 5% within a six-month period.

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

Coal chemical processing industry

The PRC Coal Industry Law, encourages and supports coal mining enterprises and other enterprises to produce both coal and electricity, coking coal and coal chemicals. In July 2006, the NDRC issued the Notice of Strengthening the Administration of Coal Chemical Processing Industry and Improving the Healthy Development of the Industry (Fa Gai Chan Ye [2011] No. 635), which was aimed at strengthening the coal chemical processing industry through the promotion of transportation safety, risk prevention and management standardization. According to the Enterprise Income Tax Law (the “EIT Law”) and its implementation regulations, enterprises that produce products which are not restricted by the State and satisfy State and industry standards by using resources encouraged by industrial policies of the State are eligible for preferential tax treatment. If an enterprise uses any of the materials that are listed in the Catalogue of Income Tax Preference for Enterprises of Comprehensive Utilization of Resources as a major raw material in its product, 90% of the total income derived from such product will be treated as taxable income under the preferential tax arrangement. Coke oven gas, one of the primary raw materials at one of our methanol production facilities, is one of the materials listed in the catalogue.

C.	Organizational Structure

As of December 31, 2012, our Company consisted of 20 departments, namely the Secretariat of the Board of Directors, Audit Department of the Board of Directors, Department of Coordination, Department of Human Resources, Financial Department, Planning and Management Department, Information Management Department, Enterprise Development Department, Risk Management Department, General Control Center, Department of Production Technology, Department of Safety Inspection, Electrical Engineering and Power Department, Ventilation and Dust Elimination Department, Geological Survey Department, Office of Community Relationship, Technical Center, Overseas Management Department, Department of Environmental Protection and Energy-saving and Resources Development Department.

The following chart shows our simplified corporate structure as of December 31, 2012:

Yanzhou Coal Mining Company Limited
78%
51%
52.38%
92%
74.82%
95.14%
98.33%
100%
Yanzhou Australia Limited
Shandong Coal Trading Centre Co., Ltd
Zhongyan Trading Co., Ltd of Qingdao Bonded Area
Shandong Yanmei Shipping co., Ltd
Inner Mongolia Haosheng Coal Mining Co., Ltd.
Shandong Hua Ju Energy Co., Ltd.
Yanmei Heze Neng Hua Co., Ltd.
Yancoal International (Holding) Co., Limited
Yanzhou Coal Ordos Neng Hua Company Limited
Yanzhou Coal Yulin Neng Hua Company Limited
Yanzhou Coal Shanxi Neng Hua Company Limited
Jidong Property Service Centre
Complex Mining Machinery Management Centre
Materials & Goods Supply Centre
Branch Company in Zhenjiang
Railway Transportation Department
Yangcun coal mine
Beisu coal mine
Jining III coal mine
Jining II coal mine
Dongtan coal mine
Baodian coal mine
Xinglongzhuang coal mine
Nantun coal mine
Gloucester Coal Limited
Austar Coal Mine Pty Limited
Shilawusu coal mine (under construction)
Wanfu coal mine (under construction)
Zhaolou coal mine
Premier Coal Holdings Ltd.
Yancoal Energy Pty Ltd.
Yancoal Luxembourg Energy Holding Co., Limited
Yancoal International Resources Development Co., Limited
Yancoal International Technology Development Co., Limited
Yancoal International Trading Co., Limited
Zhuan Longwan coal mine (under construction)
Ying Panhao coal mine (under construction)
0.6 million tonnes methanol project (under construction)
Inner Mongolia Xintai Coal Mining Company Limited
Anyuan coal mine
0.6 million tonnes methanol project
Shanxi Heshun Tianchi Energy Company Limited
Donaldson coal mine
Middlemount coal mine
Gloucester basin
Moolarben coal mine
Ashton coal mine
Yarrabee coal mine
Austar coal mine
Premier coal mine
Cameby Downs coal mine
Yancoal Canada Resources Holding Co., Limited
Wenyu coal mine
Tianchi coal mine
shareholdings
production units

D.	Property, Plant and Equipment

Real Property and Leasehold Property

As of December 31, 2012, the net book value of our property, plant and equipment was RMB 39,503.1 million. The properties for which we own land use rights in China occupy an area of approximately 6.93 million square meters, while the coalfields to which we possess mining rights in Australia occupy an area of approximately 1.8 billion square meters. Under PRC law, land use rights for properties in China are granted for 50 years commencing from the respective grant dates of such land use rights and are freely transferable. In addition, the land ownership rights held by Yancoal Australia are held in perpetuity pursuant to Australian law.

As of the date of this annual report, we have not obtained certain land-use rights and building ownership certificates in China. In addition, we have not completed the registration procedure with relevant real estate administrative authorities with respect to certain properties we lease in China. We do not expect that our rights to use or occupy such properties will be challenged by third parties and as of the date of this annual report, we are not aware of any administrative or legal action with respect to these properties. However, we are prohibited from the transfer, lease, mortgage, or disposal of such properties until we obtain the relevant real estate or building ownership certificates.

Coal Mines and Coal Production Facilities

Nantun, Xinglongzhuang, Baodian, Dongtan, Jining II, Jining III, Beisu and Yangcun Coal Mines are all located in the southwestern part of Shandong Province. Except for Yangcun Coal Mine, all of these mines are connected by our railway network, which directly connect to our customers or the PRC national railway or highway systems. We acquired Jining II Coal Mine in 1998 and Jining III Coal Mine in 2001. We acquired Heze Nenghua, the operator of Tianchi Coal Mine in 2006 and subsequently the mining rights of Zhaolou Coal Mine through Heze Nenghua in 2008. Our wholly owned subsidiary, Ordos Neng Hua, acquired Anyuan Coal Mine in 2010 and acquired the mining rights of Zhuanlongwan coalfield through public bidding in 2011. In addition, Ordos Neng Hua acquired 80% of the equity interest in Inner Mongolia Xintai in 2011, which has operated Wenyu Coal Mine since July 2011.

We acquired Austar Coal Mine in Australia in 2004, and we acquired the entire equity interest in Yancoal Resources (formerly Felix) through Yancoal Australia in 2009, which operates Ashton Coal Mine, Yarrabee Coal Mine and Moolarben Coal Mine. We acquired an additional 30% of the equity interest in the Ashton Coal Mine Joint Venture and disposed of 51% of the equity interest in the Minerva Coal Mine Joint Venture in 2011. As of December 31, 2012, we held 90% of the equity interest in the Ashton Coal Mine Joint Venture. In August 2011, we acquired the entire equity interest of both Syntech Holdings Pty Ltd. and Syntech Holdings II Pty Ltd., which operate the Cameby Downs Coal Mine and have five exploration tenements that can be potentially developed. In September 2011, we acquired the entire equity interest of both Premier Coal, which operates the Premier Coal Mine and Wilga Exploration Area, and Premier Char. In May 2012, we purchased from Yankuang Group and Beisu Company all of the assets and liabilities of Beisu Coal Mine and Yangcun Coal Mine, including mining rights, building ownership certificates, mining and related equipment and other fixed assets. In addition, as a result of its merger with Gloucester in June 2012, Yancoal Australia is the largest listed Australian pure-play coal mining enterprise in terms of saleable coal production in 2011.

As of the date of this annual report, the following material approvals, permits and licenses need to be obtained or renewed for our coal mines or projects in China:

•

the permit for our acquisition of Anyuan Coal Mine is pending regulatory review and approval by the Inner Mongolia government authorities. In addition, we are in the process of renewing the working safety permit, mining permit and coal production permit for Anyuan Coal Mine, which we expect to complete by the second half of 2013;

•	we obtained the approval from the NDRC to conduct preliminary work on Shilawusu and Zhuanlongwan projects in December 2012 and March 2013, respectively;

•

Yingpanhao Project has been included into the NDRC’s twelfth five-year plan for the coal mining industry in March 2012. We are in the process of obtaining permits for our commencement of construction on this project;

•	we are in the process of obtaining a mining permit for Wanfu Project;

•	we are undergoing transfer procedures for Yangcun and Beisu Coal Mines; and

•	we are in the process of renewing the water pollution discharge permit for Jining II and Jining III Coal Mines.

In addition to the above, a number of material Australian regulatory approvals, permits and licenses are pending, outstanding, have not been applied for as yet or have expired, including:

•

surface mining leases for the development of proposed additional stages of the Moolarben Coal Mine, as well as agreements with affected landholders (including a competitor of Yancoal Australia), which are still in process; and

•

we have obtained the planning approval for the proposed additional “South East Open Cut” project of the Ashton Coal Mine from the Planning Institution of Australia. We expect to have the hearing for the Environmental Impact Assessment in the second half of 2013.

We operate substantially all of our mines either directly or through our subsidiaries and we have contracted the mining operations at Anyuan, Wenyu and Cameby Downs Coal Mines and Duralie open-pit mine at Gloucester Coal Mine to third party contractors.

The map below shows the location of Nantun, Xinglongzhuang, Baodian, Dongtan, Jining II, Jining III Coal Mines and our railway system:

The map below shows the location of Tianchi Coal Mine:

The map below shows the location of Zhaolou Coal Mine:

BEIJING
Tianjin
BO HAI
Hebei
Shijia Zhuang
Dezhou
Dongying
HUANG HE
Zibo
Handan
JINAN
TAI'AN
Changzhi
Anyuan
Hebi
Zhaolou Coal Mine
Shandong
Yanzhou
Zouchéng (data room)
Rizhao
Hézé
Jining
Tengzhou
WEISHAN LAKE
Zaozhuang
Luoyang
Zhengzhou
Lianyungang
Xuzhou
Jiangsu
Huaiyin
Henan
Anhui
112°
114°
116°
118°
120°
38°N
36°N
34°N
N
Provincial boundary
Railway
Main road
0
100
200
kilometres
CHINA
Location
500km

Location of Zhaolou Mine
Shandong Province - China

The map below shows the location of Anyuan and Wenyu Coal Mines:

The map below shows the location of Beisu Coal Mine:

The map below shows the location of Yangcun Coal Mine:

116° 30′
117°
117° 30′
N
36°
36°
Ningyang
Yanzhou City
Qufu City
35° 30′
35° 30′
Jining City
Yangcun Coal Mine
Zoucheng City
Tengzhou City
35°
35°
116° 30′
117°
117° 30′
7.5km 0 7.5km
Yangcun Coal Mine

The map below shows the location of Austar, Yarrabee, Ashton and Moolarben Coal Mines as well as developmental-stage projects Athena, Harrybrandt, Wilpeena and Wilga.

The map below shows the location of Cameby Downs Coal Mine:

The map below shows the location of Premier Coal Mine:

The map below shows the location of Gloucester, Donaldson and Middlemount Coal Mines and Monash Project:

The Six Coal Mines

The following table sets forth information about Nantun, Xinglongzhuang, Baodian, Dongtan, Jining II, Jining III Coal Mines, which are directly owned and operated by the Company:

	Nantun	Xinglong- zhuang	Baodian	Dongtan	Jining II	Jining III	Total
Background data:

Commencement of construction	1966	1975	1977	1979	1989	1993	N/A

Commencement of commercial production	1973	1981	1986	1989	1997	2000	N/A

Coalfield area (square kilometers)	35.2	59.81	36.4	60.0	87.1	105.1	383.61

Reserve data:(1) (millions tonnes as of December 31, 2012)

Total in-place proven and probable reserves(1)	108.05	304.08	269.85	436.94	400.53	209.98	1.729.43

Mining recovery rate(2)(%)	81.20	81.26	80.45	84.09	79.51	80.46	N/A

Coal preparation plant recovery rate (%)(3)	74.31	86.82	72.51	46.99	72.71	62.65	65.37

Depth of mine (meters underground)	397.0	429.2	474.7	710.0	593.0	556.0	N/A

Average thickness of main coal seam (meters)	10.43	8.3	8.8	8.4	6.8	6.2	N/A

Type of coal	thermal coal	thermal coal	thermal coal	thermal coal	thermal coal	thermal coal	N/A

Leased/owned	owned	owned	owned	owned	owned	owned	N/A

Assigned/unassigned(4)	assigned	assigned	assigned	assigned	assigned	assigned	N/A

Average calorific value (Kcal/kg)	5290	5484	5507	5249	5158	5227	N/A

Sulfur content (%)	0.91	0.51	0.55	0.53	0.56	0.59	N/A

Production data: (million tonnes)

Designed raw coal production capacity	2.4	3.0	3.0	4.0	4.0	5.0	21.4

Designed washing capacity	1.8	3.0	3.0	4.0	3.0	5.0	19.8

Raw coal production

1997-2005	37.9	56.1	50.2	62.5	35.3	37.5	279.5

2006	3.9	7.2	5.6	8.0	4.0	6.8	35.5

2007	3.9	6.8	5.8	7.6	3.4	5.3	32.8

2008	3.5	6.6	6.0	7.0	3.9	6.1	33.1

2009	3.8	6.6	5.7	7.5	3.6	6.2	33.4

2010	3.6	6.8	6.1	7.4	4.2	6.2	34.3

2011	3.3	6.8	6.1	7.3	4.4	6.0	34.0

2012	3.2	7.0	6.1	7.6	3.7	5.5	33.1

Cumulative raw coal production as of December 31, 2012	63.1	103.9	91.6	114.9	62.5	79.7	515.7

(1)	The proven and probable reserves of the above coal mines are based on the report dated February 6, 1998 prepared by International Mining Consultants Limited, a UK-based company, in accordance with the standards in Industry Guide 7.

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

Nantun Coal Mine

Nantun is located in the southern portion of our coalfield, with a coalfield area of approximately 35.2 square kilometers. Nantun began commercial production in 1973 with a designed annual raw coal production capacity of 2.4 million tonnes of coal. The main coal seam of Nantun is divided into four leaves. The thickness of the upper leaf averages 5.35 and 3.21 meters and the thickness of the lower leaf averages 0.89 and 1.03 meters. As of December 31, 2012, the total in-place proven and probable reserves on the main coal layer were approximately 108.05 million tonnes.

We primarily use the fully mechanized sublevel caving mining method to extract coal. As of December 31, 2012, Nantun produced coal from three work faces. Nantun’s coal preparation plant produces mainly No. 2 Clean Coal and employs movable-sieve jig machines and jig machines. Most of the equipment used in the Nantun coal preparation plant was manufactured in the PRC.

Xinglongzhuang Coal Mine

Xinglongzhuang is located in the northern portion of our coalfield, with coalfield area of approximately 59.8 square kilometers. Xinglongzhuang began commercial production in 1986 with a designed annual raw coal production capacity of 3.0 million tonnes. The main coal seam of Xinglongzhuang is concentrated in one leaf with an average thickness of 8.3 meters. As of December 31, 2012, the total in-place proven and probable reserves on the main coal layer were approximately 304.08 million tonnes.

We primarily use the fully mechanized sublevel caving method to extract coal from the coal seam of Xinglongzhuang Coal Mine. At this coal mine, we produced coal from two work faces as of December 31, 2012. The Xinglongzhuang coal preparation plant produces No. 1 and No. 2 Clean Coal and lump coal. The majority of the equipment in the Xinglongzhuang coal preparation plant, including its jig machines and movable-sieve jig machines, was manufactured in the PRC while a small portion of the equipment was imported.

Baodian Coal Mine

Baodian is located in the central western portion of our coalfield, with coalfield area of approximately 36.4 square kilometers. Baodian began commercial production in 1986 with a designed annual raw coal production capacity of 3.0 million tonnes. Certain sections of the main coal seam of Baodian are concentrated in one leaf, with an average thickness of 8.81 meters. The remaining sections are divided into two leaves with an average thickness of 5.74 meters for the upper leaf and 3.38 meters for the lower leaf. As of December 31, 2012, the total in-place proven and probable reserves on the main coal layer were approximately 269.85 million tonnes.

We primarily use the fully mechanized sublevel caving method to extract coal. At this coal mine, we maintained two work faces as of December 31, 2012. The Baodian coal preparation plant produces No. 2 Clean Coal and lump coal. The majority of equipment in the Baodian coal preparation plant, including its slanted wheel, cyclones and jig machines, was manufactured in the PRC.

Dongtan Coal Mine

Dongtan is located in the central eastern portion of our coalfield, with coalfield area of approximately 60.0 square kilometers. Dongtan began commercial production in 1989 with a designed annual raw coal production capacity of 4.0 million tonnes. Certain sections of the main coal seam consist of one layer with an average thickness of 8.41 meters, and the remaining sections are divided into two layers, with an average thickness of 5.38 meters for the upper layer and 3.22 meters for the lower layer. As of December 31, 2012, the main coal layer held approximately 436.94 million tonnes of in-place proven and probable reserves.

We primarily use the fully mechanized sublevel caving method to extract coal. At this mine, we maintained two work faces as of December 31, 2012. The Dongtan coal preparation plant produces No. 2 and No. 3 Clean Coal and lump coal. The principal pieces of equipment in the Dongtan coal preparation plant, including its slanted wheel, cyclones and jig machines, were manufactured in the PRC.

Jining II Coal Mine

Jining II is located in the northern portion of the Jining coalfield, with coalfield area of approximately 87.1 square kilometers. Jining II began commercial production in 1997 with a designed annual raw coal production capacity of 4.0 million tonnes. Certain sections of the main coal seam of Jining II are concentrated in one layer, with an average thickness of 6.78 meters. The remaining sections are divided into two layers, with an average thickness of 2.1 meters for the upper leaf and an average thickness of 4.68 meters for the lower leaf. As of December 31, 2012, the total in-place proven and probable reserves on the main coal layer were approximately 400.53 million tonnes.

We primarily use the fully mechanized sublevel caving method to extract coal. At this coal mine, we produced coal from two work faces as of December 31, 2012. The main equipment used in Jining II are movable-sieve jig machines and jig machines, most of which were manufactured in the PRC. The principal product of the coal preparation plant of Jining II is No. 2 Clean Coal.

Jining III Coal Mine

Jining III is located in the southern portion of the Jining coalfield and covers an area of 105.0 square kilometers. Jining III has a designed annual raw coal production capacity of 5 million tonnes. Certain sections of the main coal seam of Jining III are concentrated in one layer, with an average thickness of 6.2 meters. The remaining sections are divided into two layers, with an average thickness of 1.21 meters for the upper leaf and an average thickness of 4.9 meters for the lower leaf. As of December 31, 2012, the total in-place proven and probable reserves on the main coal layer were approximately 209.98 million tonnes.

We primarily used the fully mechanized sublevel caving method to extract coal from three work faces in Jining III Coal Mine as of December 31, 2012. The main pieces of equipment used in Jining III are slanted wheel, cyclones and movable-sieve jig machines, which were manufactured in the PRC. The principal products of the coal preparation plant of Jining III are No. 2 and No. 3 Clean Coal. In 2010, Jining III made technical improvements which provided it with washing capacity.

Beisu and Yangcun Coal Mines

The following table sets forth information about Beisu and Yangcun Coal Mines, which are directly owned and operated by the Company:

	Beisu	Yangcun	Total
Background data:

Commencement of construction	1972	1981	N/A

Commencement of commercial production	1976	1988	N/A

Coalfield area (square kilometers)	29.3	27.46	75.38

Reserve data: (as of December 31, 2012)

Mining recovery rate (%)(1)	87.7%	83.3%	N/A

Coal preparation plant recovery rate (%)(2)	N/A	N/A	N/A

Depth of mine (meters underground)	269.7	318.8	N/A

Average thickness of main coal seam (meters)	1.89	10.53	N/A

Type of coal	thermal coal	thermal coal	N/A

Leased/owned	owned	owned	N/A

Assigned/unassigned(3)	assigned	assigned	N/A

Average calorific value (Kcal/kg)	5,302	5,215	N/A

Sulfur content (%)	3.55	1.29	N/A

Production data: (million tonnes)

Designed raw coal production capacity	1.0	1.15	2.15

Designed coal preparation input washing capacity	—	—	—

Raw coal production

2011	—	—	—

2012	1.0	1.1	2.1

Cumulative raw coal production as of December 31, 2012	1.0	1.1	2.1

(1)	The mining recovery rate is the rate of the amount of coal recovered from a determined amount of proven and probable reserves, which is calculated by dividing the actual volume of coal recovered in a year by the volume of proven and probable reserves mined and consumed in the same year.
(2)	“Coal preparation plant recovery rate” refers to the wash plant recovery rate of raw coal used during the production of our coal products.
(3)	“Assigned” reserves refer to coal reserves which have been committed to a particular mining complex (mine shafts, mining equipment and plant facilities), and all coal which has been leased by the company to others. “Unassigned” reserves refers to coal reserves which have not been committed, and which would require new mine shafts, mining equipment, or plant facilities before operations could begin on the property.

Beisu Coal Mine

Beisu Coal Mine is located in the south portion of our coalfield, and covers an area of approximately 29.3 square kilometers. We acquired the entire assets of Beisu Coal Mine in May 2012.

Beisu Coal Mine commenced operations in 1976 with a designed annual raw coal production capacity of 0.75 million tonnes. The annual raw coal production capacity has been increased to 1.0 million tonnes since 2006. The main coal seam of Beisu is divided into two thin-seam leaves. The thickness of the upper leaf averages 0.9 meters and the thickness of the lower leaf averages 0.99 meters. We primarily used the thin coal seam blasting method and the fully mechanized system to extract coal from three work faces in Beisu Coal Mine as of December 31, 2012. Beisu Coal Mine primarily produces thermal coal. Beisu Coal Mine has a coal preparation plant. The main equipment used in the coal preparation plant is a waste discharge system, which was manufactured in China.

Yangcun Coal Mine

Yangcun Coal Mine is located in the north portion of our coalfield, and covers an area of approximately 27.46 square kilometers. We acquired the entire assets of Yangcun Coal Mine in May 2012.

Yangcun Coal Mine commenced operations in 1988 with a designed annual raw coal production capacity of 0.6 million tonnes. The annual raw coal production capacity has been increased to 1.15 million tonnes since 2006. The main coal seam of Yangcun is divided into three leaves. The thickness of the upper leaf averages 8.34 meters and the thickness of the lower leaves average 1.17 and 1.02 meters. We primarily used the fully mechanized sublevel caving method to extract coal from the upper leaf and the fully mechanized system to extract coal from the lower leaves. As of December 31, 2012, Yangcun Coal Mine has three work faces. Yangcun Coal Mine primarily produces thermal coal. Yangcun Coal Mine does not have any coal preparation plant.

Coal Mines operated by Shanxi Nenghua and Heze Nenghua

The following table sets forth information about Tianchi Coal Mine and Zhaolou Coal Mine in China that are operated by Shanxi Nenghua and Heze Nenghua:

	Tianchi	Zhaolou	Total
Background data:

Commencement of construction(1)	2004	2009	N/A

Commencement of commercial production(1)	2004	2009	N/A

Coalfield area (square kilometers)	18.7	143.4	162.1

Reserve data: (millions tonnes as of December 31, 2012)

Recoverable reserves(2)	25.7	102.2	127.9

Mining recovery rate(3)(%)	80.4	87.4	N/A

Coal preparation plant recovery rate (%)(4)	N/A	46.08	N/A

Depth of mine (meters underground)	225	905	N/A

Average thickness of main coal seam (meters)	4.6	5.2	N/A

Type of coal	thermal coal	1/3 coking coal	N/A

Leased/owned	owned	owned	N/A

Assigned/unassigned(4)	assigned	assigned	N/A

Average calorific value (Kcal/kg)	4,803	5,806	N/A

Sulfur content (%)	1.09	0.87	N/A

Production data: (million tonnes)

Designed raw coal production capacity	1.2	3.0	4.2

Designed coal preparation input washing capacity	—	3.0	3.0

Raw coal production

2006	0.1	—	0.1

2007	1.2	—	1.2

2008	1.1	—	1.1

2009	1.0	0.04	1.04

2010	1.5	1.6	3.1

2011	1.2	3.0	4.2

2012	1.4	2.7	4.1

Cumulative raw coal production as of December 31, 2012	7.5	7.3	14.8

(1)	With respect to the Tianchi Coal Mine, the “commencement of construction” refers to capacity expansion and technology upgrade undertaken after our 2006 acquisition; the “commencement of commercial production” refers to the resumption of production after completion of the foregoing expansion and upgrade.
(2)	The recoverable reserves of the above coal mines are based on the report prepared by Minarco Asia Pacific Pty Limited in May 2006 in accordance with the standards in the JORC Code.

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

Tianchi Coal Mine

Tianchi Coal Mine is an underground mine located in Heshun County of Shanxi, with an area of approximately 18.7 square kilometers. Tianchi Coal Mine commenced commercial production in 2006 and the designed production capacity was increased to 1.2 million tonnes per annum in the same year. Tianchi Coal Mine is operated by inclined shaft development and primarily produces thermal coal. The average thickness of the target coal seam is 4.6 meters. As of December 31, 2012, the total recoverable reserves of Tianchi Coal Mine were approximately 25.7 million tonnes.

We primarily used the longwall caving mining method to extract coal from one work face at Tianchi Coal Mine as of December 31, 2012. The primary piece of equipment in this system is a slanted wheel, which was manufactured in China. The operations at Tianchi Coal Mine are powered by electricity from local power grids. We ship coal products from the Tianchi Coal Mine to Hebei and surrounding areas on the Yangshe Railway and the national railway network, as well as the highway network.

Zhaolou Coal Mine

Zhaolou Coal Mine is an underground longwall mine located in the central portion of Juye Coal Field in Shandong. Zhaolou Coal Mine covers an area of approximately 143.4 square kilometers, and is accessible by roadway and railway.

Zhaolou Coal Mine commenced commercial production in December 2009 and has a designed annual raw coal production capacity of 3.0 million tonnes. Zhaolou Coal Mine produces 1/3 coking coal. The average thickness of the main coal seam of Zhaolou Coal Mine is 5.2 meters. The total recoverable reserves of Zhaolou Coal Mine were approximately 102.2 million tonnes as of December 31, 2012, which was net of coal preparation and plant recovery losses.

We primarily used the longwall caving mining method to extract coal from the two work faces at Zhaolou Coal Mine as of December 31, 2012. The coal preparation plant at Zhaolou Coal Mine commenced commercial production in September 2009. The main equipment used in the coal preparation plant was a slanted wheel, cyclone machines and TBS separators, which were mainly produced in China. The main product of Zhaolou’s coal preparation plant is No. 2 Clean Coal. The operations at Zhaolou Coal Mine are powered by electricity from local power grids. We ship coal products to Shandong and Hebei Provinces and surrounding areas by truck.

Coal Mines operated by Ordos Neng Hua

The following table sets forth information about Anyuan Coal Mine and Wenyu Coal Mine in China that are operated by Ordos Neng Hua:

	Anyuan	Wenyu	Total
Background data:

Commencement of construction	—	1996	N/A

Commencement of commercial production	2004	1997	N/A

Coalfield area (square kilometers)	9.26	9.36	75.38

Reserve data: (as of December 31, 2012)

Mining recovery rate (%)(1)	88.4	88.7	N/A

Coal preparation plant recovery rate (%)(2)	N/A	N/A	N/A

Depth of mine (meters underground)	68	59	N/A

Average thickness of main coal seam (meters)	2.8	3.9	N/A

Type of coal	thermal coal	thermal coal	N/A

Leased/owned	owned	owned	N/A

Assigned/unassigned(3)	assigned	assigned	N/A

Average calorific value (Kcal/kg)	5,309	2,237	N/A

Sulfur content (%)	0.32	0.75	N/A

Production data: (million tonnes)

Designed raw coal production capacity	1.2	3.0	6.35

Designed coal preparation input washing capacity	—	—	—

Raw coal production

2011	2.3	2.1	4.4

2012	2.3	4.6	6.9

Cumulative raw coal production as of December 31, 2012	4.6	6.7	11.3

(1)	The mining recovery rate is the rate of the amount of coal recovered from a determined amount of proven and probable reserves, which is calculated by dividing the actual volume of coal recovered in a year by the volume of proven and probable reserves mined and consumed in the same year.
(2)	“Coal preparation plant recovery rate” refers to the wash plant recovery rate of raw coal used during the production of our coal products.
(3)	“Assigned” reserves refer to coal reserves which have been committed to a particular mining complex (mine shafts, mining equipment and plant facilities), and all coal which has been leased by the company to others. “Unassigned” reserves refers to coal reserves which have not been committed, and which would require new mine shafts, mining equipment, or plant facilities before operations could begin on the property.

Anyuan Coal Mine

Through Ordos Neng Hua, we wholly control Anyuan Coal Mine, which is located in Yijinhuoluoqi of Ordos City in Inner Mongolia Autonomous Region, and covers an area of approximately 9.3 square kilometers. Ordos Neng Hua commenced commercial production in 2011.

In 2011, we increased the annual production capacity of Anyuan Coal Mine from the designed annual production capacity of 600,000 tonnes to 1.2 million tonnes through reconstruction and expansion. Anyuan Coal Mine primarily produces thermal coal. The average thickness of the main coal seam of Anyuan Coal Mine is 2.8 meters. We principally extracted coal from one work face at Anyuan Coal Mine as of December 31, 2012. Anyuan Coal Mine has a coal separation system. Anyuan Coal Mine is located in close proximity to railway and road transportation. The provincial highway and Baoshen railway are located approximately six kilometers to the west of the coalfield.

Wenyu Coal Mine

Through our subsidiary, Inner Mongolia Xintai, we operate Wenyu Coal Mine, which is located in Ordos City in Inner Mongolia Autonomous Region, and covers an area of approximately 9.36 square kilometers.

The original designed annual raw coal production capacity of Wenyu Coal Mine was 1.1 million tonnes. We completed production capacity expansion from 1.1 million tonnes to 3.0 million tonnes upon approvals from the relevant administrative authority and commenced commercial production in 2011. The average thickness of the main seam of Wenyu Coal Mine is 4.0 meters. The type of coal is thermal coal. We principally extracted coal from two work faces at Wenyu Coal Mine as of December 31, 2012. Wenyu Coal Mine has a simplified coal separation system. Wenyu Coal Mine is located in close proximity to Baofu road, Anyuan Coal Mine and railway transportation.

Coal Mines operated by Yancoal Australia

The following table sets forth information about our operational coal mines in Australia, which are directly or indirectly held by Yancoal Australia:

	Austar	Yarrabee	Ashton	Moolarben	Gloucester Mine	Donaldson Mine	Middlemount(6)	Total
Background data:
Commencement of construction(1)	1998	1981	2003	2009	1998	2001	2009	N/A
Commencement of commercial production(1)	2000	1982	2004	2010	1999	2001	2011	N/A
Coalfield area(2) (square kilometers)	63	62.7	19.2	17.4	20.5	42.3	27.7	252.8
Reserve data: (millions of tonnes as of December 31, 2012)
Recoverable reserves(3)	49.7	61.4	74.0	300.9	69.4	148.3	96.0	799.7
Depth of mine (4) (meters underground)	300-700	N/A	190-280	N/A	N/A	50-150	N/A	N/A
Type of coal	semi-hard coking coal	PCI coal	semi-soft coking coal	thermal coal	semi-hard coking coal	semi-soft coking coal	Coking coal PCI coal	N/A
Leased/owned	owned	owned	owned	owned	owned	owned	owned	N/A
Assigned/unassigned (5)	assigned	assigned	assigned	assigned	assigned	assigned	assigned	N/A
Average calorific value (Kcal/kg)	6196	7300	7100	6650	7550	8200	7300	N/A
Sulfur content (%)	1.75	0.7	0.65	0.5	1.05	0.90	0.5	N/A
Production data: (million tonnes)
Designed raw coal production capacity	3.6	3.0	5.2	16.0	3.8	3.0	5.25	34.6
Designed coal preparation input washing capacity	3.3	2.4	6.5	16.0	3.8	3.0	5.25	30.0
Raw coal production

2006	0.4	—	—	—	—	—	—	0.4

2007	1.6	—	—	—	—	—	—	1.6

2008	1.9	—	—	—	—	—	—	1.9

2009	1.9	—	—	—	—	—	—	1.9

2010	1.7	2.3	2.7	3.9	—	—	—	10.6

2011	1.9	3.1	1.7	5.6	—	—	—	12.3

2012	1.7	3.2	2.3	7.2	1.8	2.0	—	18.2
Cumulative raw coal production as of December 31, 2012	11.1	8.6	6.7	16.7	1.8	2.0	—	46.9

(1)	The Austar Coal Mine was closed in 2003 as the result of an underground fire. We acquired Austar Coal Mine in 2004 and implemented a production expansion and technology upgrade in 2005. Austar Coal Mine resumed part of its operations in October 2006. Each of the Ashton Coal Mine and Moolarben Coal Mine has an open-pit coal mine and an underground coal mine. The “commencement of commercial production” indicates the time when the open-pit mines, the earlier of the two types of mines, commenced commercial production.
(2)	The coalfield area refers to the area of current leased land for mining, excluding the area on which we own prospecting rights. The coalfield area of Harry-Brandt refers to the area on which we own prospecting rights.
(3)	The recoverable reserves of the above coal mines are based on the report prepared by the competent persons appointed by Yancoal Australia or Yancoal Resources and other companies which have been acquired by Yancoal Australia and such reserves refer to total proved and probable reserves that were prepared in accordance with the standards in the JORC Code.

(4)	Ashton Coal Mine has both open-pit and underground coal mines. The depth of mine indicates the depth of the underground mines.
(5)	“Assigned” refers to coal reserves which have been committed to a particular mining complex (mine shafts, mining equipment and plant facilities), and all coal which has been leased by the company to others. “Unassigned” refers to coal reserves which have not been committed, and which would require new mine shafts, mining equipment, or plant facilities before operations could begin on the property.
(6)	As Middlemount Coal Mine is owned and operated by a joint venture jointly controlled by Yancoal Australia and a third party, its production data and financial performance will not be consolidated in to our reports.

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

The average thickness of the main coal seam of Austar Coal Mine is 6.5 meters. As of December 31, 2012, the mine’s JORC-compliant reserves were approximately 49.7 million tonnes. As of the same date, the mine’s marketable coal reserves, representing beneficiated or otherwise enhanced coal products where modifications resulting from mining, dilution and processing have been considered, were approximately 39.6 million tonnes.

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

The thickness of the main coal seam of Yarrabee Coal Mine ranges from 3.2 to 4 meters. As of December 31, 2012, the mine’s JORC-compliant reserves were approximately 61.4 million tonnes. As of the same date, the mine’s marketable coal reserves were approximately 49.4 million tonnes. We utilize conventional truck shovel and open-pit mining methods to extract coal at Yarrabee Coal Mine.

Yarrabee Coal Mine has a coal preparation plant. The main pieces of equipment used in the coal preparation plant are heavy medium cyclone machines and floating separation machines, which were generally manufactured in Australia. The operations at Yarrabee Coal Mine are powered by electricity from local power grids. We transport coal products from Yarrabee Coal Mine to Gladstone Port via railway.

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

The thickness of the main coal seams of the open-pit mine and the underground mine of Ashton Coal Mine ranges from 2.14 to 2.26 meters and 1.7 to 2.4 meters, respectively. As of December 31, 2012, the mine’s JORC-compliant reserves were approximately 74.0 million tonnes. As of the same date, the mine’s marketable coal reserves were approximately 44.5 million tonnes, according to our internal estimates. We principally use longwall operations to extract coal from the underground coal seam and use conventional truck shovel mining methods at the open-pit mine of Ashton Coal Mine.

The main pieces of equipment used in the coal preparation plant of Ashton Coal Mine are heavy-medium cyclone machines and floating separation machines, which were generally manufactured in Australia. The operations at Ashton Coal Mine are powered by electricity from local power grids. We transport coal products from Ashton Coal Mine to Newcastle Port via railway.

Moolarben Coal Mine

Moolarben Coal Mine consists of an open-pit mine and an underground development project and is located near Mudgee in central western New South Wales. It is connected by railway to Newcastle Port. Moolarben Coal Mine covers an area of 17.4 square kilometers. Construction of the open-pit mine commenced in 2009 with commercial production starting in mid-2010. The construction of the underground mine at Moolarben is expected to commence in the second half of 2013.

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

The average thickness of the main coal seam of the open-pit mine of Moolarben Coal Mine is 5.5 to 11.66 meters. As of December 31, 2012, the mine’s JORC-compliant reserves were approximately 300.9 million tonnes. As of the same date, the mine’s marketable coal reserves were approximately 225.0 million tonnes. We use conventional truck shovel mining methods in the open-pit mine and expect to use longwall machines to extract coal in the underground mine project.

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

Gloucester Coal Mine

Gloucester Coal Mine is located in Gloucester basin in New South Wales, Australia and covers an area of 20.5 square kilometres. Gloucester Coal Mine is approximately 100 kilometers away from Newcastle Port. The construction of Gloucester Coal Mine started in 1998 and commercial production commenced in 1999.

Gloucester Coal Mine consists of two open-pit mines, Duralie and Stratford, which has an aggregate annual designed production capacity of 3.8 million tonnes and an aggregate annual designed preparation capacity of 3.8 million tonnes. As of December 31, 2012, Gloucester Coal Mine’s JORC-compliant reserves were approximately 69.4 million tonnes. As of the same date, the mine’s marketable coal reserves were approximately 40.0 million tonnes.

Duralie open-pit mine and Stratford open-pit mine own one coal preparation plan with an annual designed preparation capacity of 1.8 million tonnes, which was increased to 4.3 million tonnes in June 2011. We transport our coal products from Gloucester Coal Mine via railway.

Donaldson Coal Mine

Donaldson Coal Mine is located in Newcastle coal field in New South Wales, Australia and covers an area of 42.3 square kilometres. Donaldson Coal Mine is approximately 25 kilometers away from Newcastle Port. The construction of Donaldson Coal Mine started in 2001 and commercial production commenced in the same year.

Donaldson Coal Mine consists of one open-pit coal mine, Donaldson open-pit mine and two underground coal mines, Abel and Tasman underground mines, which has an aggregate annual designed production capacity of 3.0 million tonnes. As of December 31, 2012, Donaldson Coal Mine’s JORC-compliant reserves were approximately 148.3 million tonnes. As of the same date, the mine’s marketable coal reserves were approximately 90.5 million tonnes.

Our coal products at Donaldson Coal Mine are prepared by a coal preparation plant owned and operated by a third party with coal preparation capacity of 3.0 million tonnes per year. We transport our coal products from Donaldson Coal Mine via railway.

Middlemount Coal Mine

Middlemount Coal Mine is located at Bowen Basin in Queensland, Australia and covers an area of 27.7 square kilometres. The mine is approximately 300 kilometres away from Abbot Point port. The construction of Middlemount Coal Mine started in 2009 and commercial production commenced in 2011. Through Yancoal Australia, we own approximately 50% of the equity interest in the joint venture owns and operates Middlemount Coal Mine.

As of December 31, 2012, Middlemount Coal Mine’s JORC-compliant reserves were approximately 96 million tonnes. As of the same date, the mine’s marketable coal reserves were approximately 69.1 million tonnes. The mine has an annual designed production capacity of 5.4 million tonnes. We use conventional open-pit mining methods to extract coal at Middlemount open-pit mine Middlemount Coal Mine primarily produces coking coal and PCI coal. Middlemount Coal Mine has a coal preparation plant with an annual capacity of 5.25 million tonnes. The main pieces of equipment used in the coal preparation plant are screw machines with flotation devices. We transport our coal products from Middlemount Coal Mine via railway.

Coal Mines operated by Yancoal International

The following table sets forth information about our operational coal mines in Australia, which are directly or indirectly held by Yancoal International (Holding):

	Cameby Downs	Premier	Total
Background data:

Commencement of construction	2009	1996	N/A

Commencement of commercial production	2010	1996	N/A

Coalfield area(1) (square kilometers)	27.2	141.8	169.0

Reserve data: (millions of tonnes as of December 31, 2012)

Recoverable reserves(2)	434.0	156.2	590.2

Depth of mine (meters underground)	N/A	N/A	N/A

Type of coal	thermal coal	thermal coal	N/A

Leased/owned	owned	owned	N/A

Assigned/unassigned(3)	assigned	assigned	N/A

Average calorific value (Kcal/kg)	6000	4776	N/A

Sulfur content (%)	0.47	0.6	N/A

Production data: (million tonnes)

Designed raw coal production capacity	1.80	5.0	6.8

Designed coal preparation input washing capacity	1.8	N/A	1.8

Raw coal production

2011	0.8	—	0.8

2012	1.9	4.2	6.1

Cumulative raw coal production as of December 31, 2012	2.7	4.2	6.9

(1)	The coalfield area refers to the area of current leased land for mining, excluding the area on which we own prospecting rights. The coalfield area of Harry-Brandt refers to the area on which we own prospecting rights.
(2)	The recoverable reserves of the above coal mines are based on the report prepared by the competent persons appointed by Yancoal Australia or Yancoal Resources and other companies which have been acquired by Yancoal Australia and such reserves refer to total proved and probable reserves that were prepared in accordance with the standards in the JORC Code.
(3)	“Assigned” refers to coal reserves which have been committed to a particular mining complex (mine shafts, mining equipment and plant facilities), and all coal which has been leased by the company to others. “Unassigned” refers to coal reserves which have not been committed, and which would require new mine shafts, mining equipment, or plant facilities before operations could begin on the property.

Cameby Downs Coal Mine

Cameby Downs Coal Mine consists of an open-pit mine located near Chinchilla in Southwest Queensland. The mine covers an area of approximately 27.2 square kilometers. The construction of the mine commenced in 2009 and commercial production started in late 2010. Yancoal Australia owns 100% of Cameby Downs Coal Mine. Cameby Downs Mine produces thermal coal and the average thickness of Cameby Downs Coal Mine was 4 meters. As of December 31, 2012, Cameby Downs Coal Mine had JORC-compliant reserves of approximately 434.0 million tonnes. As of the same date, the mine’s marketable coal reserves were approximately 277.0 million tonnes.

The phase one stage of Cameby Downs Coal Mine has raw coal annual production capacity of 1.8 million tonnes and product capacity of approximately 1.4 million tonnes product coal. We intend to increase annual raw coal annual production capacity to approximately 16 million tonnes and annual commercial coal production capacity to approximately 11.4 million tonnes subject to positive feasibility studies and obtaining port allocation through the construction of the phase II at Cameby Downs Coal Mine in the future.

Cameby Downs Coal Mine has a coal handling preparation plant with an annual capacity of approximately 220 TPH, and utilizes medium-heavy cyclones and flotation cells which are primarily manufactured in Australia. The operations at the mine are powered by electricity from the local power grid. We transport coal products from Cameby Downs Coal Mine to Brisbane Port via railway.

Premier Coal Mine

Premier Coal Mine, located in Perth, is an open-pit coal mine covering an area of approximately 141.8 square kilometers. The construction of the mine began in 1996 and commercial production commenced in the same year. Yancoal International (Holding) indirectly wholly owns Premier Coal Mine. The annual production capacity of Premier Coal Mine is approximately 5.0 million tonnes. Premier Coal Mine primarily produces low ash and low sulfur sub-bituminous coal. As of December 31, 2012, Premier Coal Mine had JORC-compliant reserves of approximately 1.562 million tonnes. We utilize conventional truck shovel open-pit mining methods to mine the coal from a number of seams at the mine. The coal mined at Premier Coal Mine is crushed and sold without washing. As a result, the mine’s marketable coal were approximately 156.2 million tonnes as of December 31, 2012, the same amount as its JORC-compliant reserves.

The operations at Premier Coal Mine are powered by electricity from local power grids. We entered into a long-term coal sales agreement with Verve Energy, a power generator owned by the Western Australian Government. We transport coal products from Premier Coal Mine by conveyors to power stations and by railway to other customers in Australia.

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

In September 2006, the State Council approved the Implementation Plan for the Compensation System Reform Testing in Relation to Deepening Coal Resources, jointly promulgated by the Ministry of Finance of the PRC, Ministry of Land and Resources of the PRC and the NDRC (the “Implementation Plan”). According to the Implementation Plan, enterprises that obtain mining rights as a result of state-funded exploration must pay mining right fees based on the valuation of its reserves. Our operations in Shandong Province are subject to this mining right fee. On August 3, 2012, Jining Municipal Land and Resources Bureau issued the Notice of payment for mining rights by Yanzhou Coal Mining Company Limited [JiGuotuzi(2012) No. 212], pursuant to which we are required to pay a consideration of RMB2,476.78 million for the mining rights of Nantun, Xinglongzhuang, Baodian, Dongtan and Jining II coal mines, RMB495.4 million of which was paid before the due date of September 30, 2012. The consideration was determined based on the assessment report for the consideration of mining rights of these five coal mines issued by independent third parties appointed by Jining Municipal Land and Resources Bureau and filed with Shandong Provincial Department of Land and Resources. For the year ended December 31, 2012, we paid mining rights compensation fees of approximately RMB495.4 million. We are required to pay an additional RMB396.3 million in 2013.

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

Anyuan Coal Mine

We acquired the entire equity interest in Anyuan Coal Mine for a consideration of approximately RMB143.5 million in November 2010. The fair market value of the mining rights for Anyuan Coal Mine was approximately RMB131.3 million as of October 31, 2010. As of the date of this annual report, we were in the process of obtaining of the approval, permit and registration of the acquisition of Anyuan Coal Mine, and have confirmed with the relevant mining authorities that our approval, permit and registration of Anyuan Coal Mine is pending regulatory review. Despite the outstanding approvals and lack of mining license, we have received confirmation from the relevant mining authorities to continue our coal mining operations at Anyuan Coal Mine. Until we receive such approvals, we are prohibited from transferring or disposing of this mine. As of the date of this annual report, we are not aware of any pending administrative action, fines or penalties for the continued operation of Anyuan Coal Mine.

Wenyu Coal Mine

In July 2011, Ordos Neng Hua acquired 80% of the equity interest in Inner Mongolia Xintai, which operates Wenyu Coal Mine, for a consideration of RMB2,801.6 million.

Zhuanlongwan Coalfield

Ordos Neng Hua won the bid for the mining rights of Zhuanlongwan coalfield of Dongsheng Coal Field in Inner Mongolia Autonomous Region for a consideration of RMB7,878.7 million on January 28, 2011. As of the date of this annual report, Ordos Neng Hua had paid the total consideration of RMB5,538.7 million and had RMB2,340.0 million pending. We obtained the approval from NDRC for the preliminary work of Zhuanlongwan Project in March 2013, and the approval, production permit and registration of the mining rights to Zhuanlongwan Project are still in progress.

Yangcun and Beisu Coal Mine

We acquired the entire assets of Beisu and Yangcun Coal Mines from Yancoal Group and Beisu Company in 2012 for a consideration of RMB824.1 million. According to an evaluation report issued by an independent evaluator, the fair market value of the mining rights of Beisu Coal Mine and Yangcun Coal Mine was RMB139.5 million and RMB343.2 million as of August 31, 2011.

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

Yancoal Resources sold 51% of the equity interest in Minerva Coal Joint Venture to Sojitz Coal Resources Pty Ltd, an independent third party on December 30, 2010. The value of the equity interest sold by Yancoal Resources was estimated to be between approximately A$188.0 million to A$201.0 million, according to an evaluation report issued by an independent evaluator dated September 9, 2010.

In 2011, through Yancoal Resources, Yancoal Australia acquired 30% of the equity interest in the Ashton Coal Mine Joint Venture originally held by Austral-Asia Coal Holdings Pty Ltd., a wholly owned subsidiary of Singapore IMC Group, for a consideration of US$250 million. According to an evaluation report issued by an independent evaluator dated January 20, 2012, 30% of the equity interest Ashton Coal Mine Joint Venture was valued at approximately A$230.0 million. The remaining 10% interest is held by ICRA Ashton Pty Ltd., a wholly owned subsidiary of Itochu Coal Resources Australia Pty Ltd.

Cameby Downs Coal Mine

We acquired Cameby Downs Coal Mine and Syntech’s exploration tenements through the acquisition of the entire equity interest in Syntech Resources Pty Ltd. and Syntech Holdings II Pty Ltd., for a consideration of A$208.4 million on August 1, 2011. In addition to the Cameby Downs Coal Mine, Syntech Resources Pty Ltd. and Syntech Holdings II Pty Ltd. also have five exploration tenements that might be potentially developed. According to an evaluation report issued by an independent evaluator dated February 14, 2012, the fair market value of the reserves, resources and mining rights of the five exploration tenements was A$65.8 million as of August 1, 2011. Currently, the Syntech project is the phase I of Cameby Downs Coal Mine operation.

Premier Coal Mine and Wilga Exploration Area

We acquired the Premier Coal Mine and the Wilga Exploration Area through the acquisition of Premier Coal Limited (then called Wesfarmers Premier Coal Limited) and Premier Char Ltd. (then called Wesfarmers Char Pty Ltd.), for a consideration of A$313.5 million in September 2011. The fair market value of the reserves, resources and mining rights of the coal mines owned by Premier Coal Limited was A$49.9 million as of December 31, 2011, according to an evaluation report issued by an independent evaluator.

Coal Mines Owned by Gloucester

Yancoal Australia completed its merger with Gloucester in June 2012. According to an evaluation report issued by an independent evaluator, the fair market value of the reserves, resources and mining rights of the coal mines owned by Gloucester was A$1,216.9 million as of June 30, 2012.

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

Railway Assets

We own and operate a railway transportation network that connects our coal mines in Shandong to the national railway system and Zouxian Power Plant in Jining City of Shandong. As of the date of this annual report, our railway network spans a total length of approximately 204 kilometers. Our railway network provides us with substantial control over a major means of transportation for our key product, allowing us to benefit from the synergies from coal production, sales and transportation.

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

Tianhao Chemicals. Tianhao Chemicals, located in Xiaoyi City of Shanxi, operates a 100,000-tonne methanol plant and a supporting power plant. The primary pieces of equipment at the methanol plant include low pressure wet type spiral gas cabinets, coke oven gas compressors, reformers and converters. At the 2012 first extraordinary general meeting of Tianhao Chemicals, the shareholders approved public sale of the methanol assets. According to Shandong Zhongxin Assets Appraisal Co., Ltd., the valuation of Tianhao Chemicals’ assets was RMB268 million as of April 30, 2012. The transaction is currently under the selling procedure on the Shandong Property Right Exchange Center. Tianhao Chemicals also operates a supporting power plant with an installed capacity of 24 MW for its methanol production.

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

During the period covered by this annual report, our five business segments consist of our:

•	coal business;

•	railway transportation business;

•	coal chemical business;

•	electric power business; and

•	heat supply business.

Overview

Coal Business

We are one of the primary coal producers in China and Australia. We primarily engage in the mining, washing, processing and distribution of coal through railway transportation. We offer a wide variety of coal products including thermal coal, semi-hard coking coal, semi-soft coking coal, PCI coal and mixed coal products which are sold to power plants, metallurgical mills, chemical manufacturers and fuel trading companies in China and multiple other countries, including Japan, South Korea and Australia. Since 2004, we have expanded our operations to include railway transportation, production of coal chemicals, the generation of electricity and heat and the potash exploration business.

Our invoiced amount of coal sold includes returns, discounts, sales-related taxes, port fees and other fees and, in certain cases, transportation costs payable by customers. Gross sales, or sales income as used elsewhere in this annual report, of coal equals the invoiced amount of coal sold less returns and discounts. In 2012, we produced approximately 67.8 million tonnes of raw coal and sold approximately 94.1 million tonnes of coal, which included approximately 32.2 million tonnes of coal that was purchased externally from third parties for trading. In 2010, 2011 and 2012 our sales income of coal was approximately RMB32,590.9 million, RMB45,181.2 million and RMB56,200.6 million, respectively, which represented approximately 96.0%, 96.0% and 96.7%, respectively, of our total sales income. Domestic sales income of coal accounted for 83.9%, 80.7% and 82.9% and overseas sales income of coal accounted for 16.1%, 19.3% and 17.1% of our total sales income of coal during 2010, 2011 and 2012, respectively.

Railway Transportation Business

We own a railway network spanning over 200 kilometers, which we use primarily to transport coal, as well as other goods upon the request of our railway transportation customers. To facilitate our production and sales of coal, we provide railway transportation services to our coal customers and the Yankuang Group. The annual transport volume on our railway network has remained steady in recent years. In 2012, we transported a total of approximately 17.5 million tonnes of goods on our railway network, compared to approximately 18.1 million tonnes in 2011 and approximately 19.7 million tonnes in 2010.

We derive income from our railway transportation services through the delivery of (i) coal purchased from us on an ex-mine basis, an arrangement where customers separately bear the cost of transporting the coal they purchase to a designated location, and (ii) goods other than coal that we deliver on behalf of customers who engage us exclusively for our railway transportation services. In 2012, income from our railway transportation services totaled approximately RMB464.1 million.

Coal Chemical Business

Our coal chemical operations consist primarily of the production and sale of methanol. Prior to April 2012, we had two subsidiaries engaged in methanol operations: Yulin Nenghua and Shanxi Nenghua. Shanxi Nenghua ceased production in April 2012 due to a shortage in supply of raw materials. Yulin Nenghua’s methanol plant, which has a production capacity of 600,000 tonnes per annum, commenced commercial operations in August 2009. In 2010, Yulin Nenghua produced 311,000 tonnes and sold 319,000 tonnes of methanol (including inventory from the prior year), generating sales income of approximately RMB523.5 million. In 2011, Yulin Nenghua and Shanxi Nenghua (through its wholly owned subsidiary Tianhao Chemicals) produced a total of approximately 532,000 tonnes and sold 529,000 tonnes of methanol, generating sales income of approximately RMB1,059.3 million. In 2012, Yulin Nenghua and Shanxi Nenghua produced a total of approximately 572,000 tonnes and sold 574,000 tonnes of methanol, generating sales income of approximately RMB1,118.0 million. In addition, Ordos Neng Hua is constructing a 600,000-tonne methanol project in Ordos City in the Inner Mongolia Autonomous Region which will have a production capacity of 600,000 tonnes per annum, which we expect to become operational in the second half of 2013.

Electric Power Business

We own and operate seven power plants, with total net installed capacity of 218 MW, which generate electric power primarily for internal use and, to a lesser extent, external sales. The six cogeneration power plants operated by Hua Ju Energy are able to generate both electric power and heat. We ceased production at the power plant operated by Shanxi Nenghua on January 1, 2012 due to high fuel costs. We are in the process of disposing this power plant together with Tianhao Chemical’s methanol assets. In 2012, we generated a total of approximately 1,155.2 million kWh of electricity and sold approximately 856.4 million kWh of electricity, generating approximately RMB323.6 million in revenue.

Heat Supply Business

In 2012, we produced approximately 1.4 million steam tonnes of heat and sold approximately 230,000 steam tonnes of heat, generating sales revenue of approximately RMB39.9 million.

Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by a number of factors, many of which are beyond our control, including those set forth below:

Conditions and regulations affecting the coal mining industry

Our coal mining operations in the PRC are subject to various PRC laws and regulations, including developmental, environmental and health and safety laws and regulations, and various national and local policies, which could facilitate our acquisition activities and the overall growth of our business and operations, industry consolidation could result in larger coal mining enterprises that compete against us.

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

Demand for coal

Given the nature of our operations, the demand for coal will continue to have a significant effect on our results of operations. Global coal demand correlates strongly with the global economy and, as such, any downturn or prolonged depression of economic activity may have an adverse effect on demand for coal. Coal demand is also affected by a variety of factors beyond our control, such as the availability and prices of alternative energy sources to coal, international shipping costs and costs of conducting coal mining operations.

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

Production capacity

Our results of operations and future growth prospects are affected by our coal production capacity. Our production capacity and production volume may be affected by the macroeconomy and customer demand. Our production capacity and volume will also depend on our ability to obtain necessary capital and required approvals and permits, as well as production capacity, customer demand and general economic factors. We will continue to focus on increasing our production capacity by developing our existing projects and domestic and international acquisitions. Increasing our production capacity also increases costs, expenses and capital expenditures.

Coal prices

The selling prices of our coal products are influenced by price fluctuations in the PRC domestic market and the global market. In addition, potential reduction in the production in high cost coal producing regions are expected to provide support for coal price going forward. In the long run, coal prices are expected to increase as a result of growing demand for coal to fuel industrialization and urbanization and steady production increase due to higher royalties and environmental and social related costs.

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

Transportation volume and cost

We primarily use railways and highways and, to a lesser extent, domestic and international shipping lanes, to transport coal. We primarily rely on the national railway system in the PRC and railway systems operated by third parties in Australia to transport our coal. In addition, we also utilize our private railway network to transport other goods upon the request of our railway transportation customers. We also transport coal on the national railway system to ports, from which we ship coal to our customers. Railway, waterway and roadway transportation costs are charged by carriers who deliver our coal products to our customers. Our revenue and results of operations may be affected by fluctuations in the transportation volume and capacity of national and state railway systems and of our own railway assets, as well as fluctuations in the costs associated with transporting coal to our customers.

Coal resources and reserves

Coal resources and reserves data is a key element in our decision-making process. All coal reserves data are estimates, which are revised when additional information becomes available (for example, when additional coal mines commence operations or when actual coal production or extraction commences). If the amount or quality of coal mined differs from the reserve estimates, we may have to further process or wash the coal mined in order to produce coal of a saleable quality. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — The coal reserve data in this annual report are only estimates, which may differ materially from actual reserve amounts.”

Results of Operations

The following table sets forth our income statement and the percentage of each line item to our total revenue for the periods indicated:

	2010		2011		2012
	RMB (million)%		RMB (million)%		RMB (million)%
Total revenue	33,944.3	100.0	47,065.8	100.0	58,146.2	100.0
Gross sales of coal	32,590.9	96.0	45,181.2	96.0	56,200.6	96.7
Railway transportation service income	513.3	1.5	476.9	1.0	464.1	0.8
Gross sales of electric power	185.6	0.5	328.0	0.7	323.6	0.6
Gross sales of methanol	629.3	1.9	1,059.3	2.3	1,118.0	1.9
Gross sale of heat supply	25.2	0.1	20.5	0.0	39.9	0.1
Transportation costs of coal	(1,160.5)	(3.4)	(1,248.3)	(2.7)	(2,104.2)	(3.6)
Cost of sales and service provided	(16,801.3)	(49.5)	(25,725.3)	(54.7)	(41,961.5)	(72.2)
Cost of electric power	(195.5)	(0.6)	(362.5)	(0.8)	(330.8)	(0.6)
Cost of methanol	(716.8)	(2.1)	(930.2)	(2.0)	(911.2)	(1.6)
Cost of heat supply	(12.5)	0.0	(13.8)	0.0	(25.1)	0.0

Gross profit	15,057.6	44.4	18,785.8	39.9	12,813.3	22.0
Selling, general and administrative expenses	(5,093.4)	(15.0)	(6,570.2)	(13.9)	(7,987.6)	(13.7)
Share of profit of associates	8.9	0.0	68.9	0.1	142.0	0.2
Share of loss of jointly controlled entities	(0.5)	0.0	—	0.0	(103.2)	0.2
Other income	3,108.1	9.2	1,075.8	2.3	2,930.4	5.0
Interest expense	(603.3)	(1.8)	(839.3)	(1.8)	(1,448.7)	(2.5)

Profit before income taxes	12,477.3	36.8	12,521.0	26.6	6,346.2	10.9
Income taxes	(3,171.0)	(9.3)	(3,545.4)	(7.5)	(123.9)	(0.2)

Profit for the year	9,306.3	27.4	8,975.6	19.1	6,222.2	10.7

Attributable to:
Equity holders of the Company	9,281.4	27.3	8,928.1	19.0	6,219.0	10.7
Non-controlling interests	24.9	0.1	47.5	0.1	3.3	0.0

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

Total revenue

Our total revenue in 2012 increased by RMB11,080.4 million, or 23.5%, from RMB47,065.8 million to approximately RMB58,146.2 million. Our gross sales of coal, which accounted for 96.7% of our total revenue in 2012, increased by RMB11,019.4 million, or 24.4%, to RMB56,200.6 million in 2012. This reflected an increase in coal sales volume of 29.9 million tonnes, or 46.5%, primarily due to an increase in the sales volume of externally purchased coal, an increase in the sales volume of coal in Australia and an increase in the sales volume of coal by Ordos Nenghua, partially offset by a decrease in the average selling price of our coal products by RMB108.4 per tonne, or 15.3%, from RMB707.7 per tonne in 2011 to RMB599.3 per tonne in 2012, as the result of the weak demand for coal caused by the global economic slowdown.

In 2012, the transportation volume of our railway assets was approximately 17.5 million tonnes, representing a decrease of approximately 0.6 million tonnes, or 3.2%, compared to 2011. Our railway transportation services income (income from transported volume settled on the basis of ex-mine prices and special purpose railway transportation fees borne by customers) decreased by RMB12.8 million, or 2.7%, from approximately RMB476.9 million in 2011 to approximately RMB464.1 million in 2012. Our gross sales of electric power decreased by RMB4.4 million, or 1.3%, from approximately RMB328.0 million 2011 to RMB323.6 million in 2012. This decrease was due to decreased power generation and sales of electric power in 2012, in part due to the high cost of fuel as a result of which we shut down power generation operations at Shanxi Nenghua beginning January 1, 2012. Our gross sales of methanol increased by RMB58.7 million, or 5.5%, from approximately RMB1,059.3 million in 2011 to approximately RMB1,118.0 million in 2012. This increase was primarily due to the increased production and sales volumes by Yulin Nenghua. Our gross sales of heat supply increased by RMB19.4 million, or 94.6%, from approximately RMB20.5 million in 2011 to approximately RMB39.9 million in 2012. This increase was primarily due to our provision of heat supply to more customers for a longer duration as compared with 2011.

Transportation costs of coal

Transportation costs of coal primarily consist of railway, waterway and roadway transportation costs charged by carriers that deliver our coal products to our customers. Our coal transportation costs increased by RMB855.9 million, or 68.6%, from approximately RMB1,248.3 million in 2011 to approximately RMB2,104.2 million in 2012, primarily due to the increase in the sales volume of coal. Coal transportation costs in 2012 consisted of transportation costs of approximately RMB281.8 million for coal sold in the PRC and approximately RMB1,822.4 million for coal sold outside of the PRC.

Cost of sales and services provided

Our cost of sales and railway transportation services consists of the costs of our coal business and railway transportation business, which primarily consist of wages and employee benefits, purchases of coal from third parties for trading purposes, materials, land subsidence, restoration, rehabilitation and environmental costs, depreciation and amortization expenses and business tax and surcharges. Our cost of sales and services provided increased by RMB16,236.2 million, or 63.1%, from approximately RMB25,725.3 million in 2011 to approximately RMB41,961.5 million in 2012, primarily due to an increase of approximately RMB11,974.0 million in the cost of traded coal as a result of the increase in the volumes of coal we purchased from third parties for trading purposes, as well as an increase of approximately RMB1,435.9 million wages and employee benefits as a result of an increase in employee headcount.

Cost of electric power

Our cost of electric power operations primarily consists of raw material and labor costs incurred to generate electric power. Our cost of electric power decreased by RMB31.7 million, or 8.7%, from approximately RMB362.5 million in 2011 to approximately RMB330.8 million in 2012, primarily due to decreased power generation at the power plants operated by Hua Ju Energy and Yulin Nenghua, as well as the closure of Shanxi Nenghua’s power plant due to high fuel costs.

Cost of methanol

Our cost of methanol primarily consists of raw materials, labor costs, depreciation and other manufacturing overhead. Our cost of methanol decreased by RMB19.0 million, or 2.0%, from approximately RMB930.2 million in 2011 to approximately RMB911.2 million in 2012 primarily because the methanol project at Shanxi Nenghua ceased production due to a shortage of raw materials in April 2012.

Cost of heat supply

Our cost of heat supply primarily consists of raw materials and labor in our heat supply business. Our cost of heat supply increased by RMB11.3 million, or 81.9%, from approximately RMB13.8 million in 2011 to approximately RMB25.1 million in 2012, primarily due to an increase of 60,000 steam tonne in heat supply sold.

Selling, general and administrative expenses

Our selling, general and administrative expenses increased by RMB1,417.4 million, or 21.6%, from approximately RMB6,570.2 million in 2011 to approximately RMB7,987.6 million 2012, primarily due to increases in impairment losses on intangible assets, goodwill and inventories of approximately RMB575.7 million, and RMB214.1 million in distribution charges.

Share of income of associates

Our share of income from associates increased by RMB73.0 million, or 106.0%, from approximately RMB68.9 million in 2011 to RMB142.0 million in 2012, due to an increase in our income of RMB82.6 million from Huadian Zouxian Power Generation Company Limited (“Huandian Zouxian”).

Other income

Our other income increased significantly by RMB1,854.7 million, or 172.4%, from approximately RMB1,075.8 million in 2011 to approximately RMB2,930.4 million in 2012. This increase was primarily due to a gain in bargain purchase in the sum of RMB1,269.3 million arising from our acquisition of Gloucester, resulting from a decrease in the market capitalization and market price of the consideration shares, as well as an increase of RMB364.6 million in bank deposit interest and exchange gains of RMB195.6 million from Yancoal Australia.

Interest expenses

Our interest expenses increased by RMB609.4 million, or 72.6%, from approximately RMB839.3 million in 2011 to RMB1,448.7 million in 2012, mainly due to the issuance of corporate bonds in the amount of US$1.0 billion and an increase in bank loans in 2012.

Profit before income tax

As a result of the foregoing, our profit before income taxes decreased by approximately RMB6,174.8 million, or 49.3%, from approximately RMB12,521.0 million in 2011 to RMB6,346.2 million in 2012.

Income tax expenses

Our income tax decreased by RMB3,421.4 million, or 96.5%, from approximately RMB3,545.4 million in 2011to approximately RMB123.9 million in 2012, primarily due to a decrease in current income tax expenses of RMB1,725.2 million and a decrease in the income tax expenses in our Australian subsidiaries of RMB1,085.2 million caused by an increase in its deferred tax assets related to the implementation of MRRT.

Profit for the year

As a result, our profit for the year decreased by RMB2,753.4 million, or 30.7%, from approximately RMB8,975.6 million in 2011 to approximately RMB6,222.2 million in 2012. The profit attributable to equity holders of the Company decreased by RMB2.709.1 million, or 30.3%, from RMB8,928.1 million in 2011 to approximately RMB6,219.0 million in 2012.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

Total revenue

Our total revenue increased RMB13,121.5 million, or 38.7%, from approximately RMB33,944.3 million in 2010 to approximately RMB47,065.8 million in 2011. Our gross sales of coal, which accounted for 96.0% of our total revenue in 2011, increased by RMB12,590.3 million, or 38.6%, to approximately RMB45,181.2 million in 2011. The increase in gross sales of coal was primarily due to changes in our product mix, increased domestic and global demand and an increase in our average selling price. In 2011, our average selling price of coal products increased approximately RMB44.2 per tonne to RMB707.7 per tonne, a 6.7% increase from 2010. Our sales volume of coal products increased 29.5% from approximately 49.6 million tonnes in 2010 to 64.3 million tonnes in 2011.

In 2011, the transportation volume of our railway assets was approximately 18.1 million tonnes, representing a decrease of approximately 1.7 million tonnes, or 8%, from 2010, primarily due to lower demand by customers for goods to be transported on our railways. Accordingly, our railway transportation services income (income from transported volume settled on the basis of ex-mine prices and special purpose railway transportation fees borne by customers) decreased by RMB36.4 million, or 7.1%, from approximately RMB513.4 million in 2010 to approximately RMB476.9 million in 2011.

Our gross sales of methanol increased by approximately RMB430.0 million, or 68.3%, from RMB629.3 million in 2010 to approximately RMB1,059.3 million in 2011. The increase in gross sales of methanol was mainly attributable to an increase in sales volumes of methanol. Our gross sales of electric power increased by approximately RMB142.4 million, or 76.8%, from approximately RMB185.6 million in 2010 to approximately RMB328.0 million in 2011. Our gross sales of heat supply decreased by RMB4.8 million, or 18.9%, from approximately RMB25.2 million in 2010 to approximately RMB20.5 million in 2011, due primarily to increased consumption of heat supply by our own coal mines.

Transportation costs of coal

Our coal transportation costs increased by RMB87.8 million, or 7.6%, from approximately RMB1,160.5 million in 2010, to approximately RMB1,248.3 million in 2011, which included transportation costs for our coal sold in the PRC of approximately RMB311.7 million and for coal sold outside the PRC of approximately RMB936.6 million. This increase was primarily due to our acquisition of Yancoal Resources and the related increase in sales volumes.

Cost of sales and services provided

Our total cost of sales and services provided increased by RMB8,924.0 million, or 53.1%, from RMB16,801.3 million in 2010 to approximately RMB25,725.3 million in 2011, primarily due to increased sales volumes of coal. The increased sales volumes resulted in an increase of RMB5,593.3 million in purchases of coal from third parties for trading purposes, an increase of RMB1,151.1 million in wages and employee benefits and an increase of RMB523.5 million in costs for materials. The increase was also due to a RMB366.9 million increase in annual fees and amortization of mining rights, an increase of RMB297.3 million increase in electricity costs and an RMB808.8 million in other costs of sales and services.

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

Cost of heat supply

Our cost of heat supply increased by RMB1.3 million, from approximately RMB12.5 million in 2010 to approximately RMB13.8 million in 2011, primarily due to increases in coal prices and wages, as well as a slight increase in production volume from 1.27 million steam tonnes to 1.28 million steam tonnes.

Selling, general and administrative expenses

Our selling, general and administrative expenses increased by RMB1,476.8 million, or 29.0%, from approximately RMB5,093.4 million in 2010 to approximately RMB6,570.2 million in 2011. This increase in primarily attributable to increased selling, general and administrative expenses for Yancoal Australia primarily reflecting increased sales volumes. The increase was also due to increased selling, general and administrative expenses for Ordos Neng Hua, primarily reflecting increased sales volumes and expanded operations. In addition, the increase also reflected a RMB184.4 million increase in impairment loss on Tianhao Chemicals’ property, plant and equipment.

Share of income of associates

Our share of income from associates, increased by RMB60.1 million, or 677.2%, from RMB8.9 million in 2010 to approximately RMB68.9 million in 2011, primarily due to increases in investment income of RMB19.0 million and RMB41.0 million from Huadian Zouxian and Yankuang Finance, respectively.

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

Segment Information

The following table sets forth a breakdown of our total consolidated gross revenues for each of the years indicated and the percentage contribution of each segment to our total gross revenues:

	2010		2011		2012
	RMB	%	RMB	%	RMB	%
	(in millions, except for percentages)
Mining revenue	32,930.3	97.0	45,468.5	96.6	56,419.8	97.0
Coal railway transportation revenue	549.3	1.6	528.6	1.1	496.6	0.9
Methanol, electricity and heat supply revenue	1,295.3	3.8	1,664.1	3.5	1,765.9	3.0
Unallocated and eliminations	(830.7)	(2.4)	(595.3)	(1.3)	(536.2)	(0.9)

Gross revenue	33,944.3	100.0	47,065.8	100.0	58,146.2	100.0

We are mainly engaged in the mining, washing, processing and railway distribution of coal. For the year ended December 31, 2012, we derived our revenue mainly derived from coal sales in the PRC.

B.	Liquidity and Capital Resources

Our principal sources of liquidity in 2012 were proceeds from bank borrowings, the RMB-denominated corporate bonds we issued in 2012 (the “RMB Bond Offering”) and the US$-denominated corporate bonds we issued in 2012 (the “US$ Bond Offering”) and the cash generated from our operating activities. In 2012, we primarily utilized cash to pay our operating expenses, purchase of property, machinery and equipment, finance acquisitions and pay dividends to Shareholders.

Our primary sources of cash in 2010 and 2011 were cash flows from operating activities and bank borrowings. We used cash primarily to finance working capital, fund payments of interest and principal due on our indebtedness, finance acquisitions and fund capital expenditures and the growth and expansion of our facilities and operations.

Taking into account our cash and cash equivalents on hand, our available credit facilities, cash generated from our future operations and the proceeds from our RMB Bond Offering and US$ Bond Offering, we believe we have sufficient working capital to meet our financial requirements for at least the next 12 months from the date of this annual report. As of December 31, 2012, we had cash and cash equivalents of approximately RMB12,717.4 million.

We conduct our operations directly and through our operating subsidiaries, some of which we do not wholly own, are joint ventures or are public companies. Therefore, we may not be able in all circumstances to allocate our free cash flow as we would like among our subsidiaries. In addition, PRC law restricts the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. PRC regulations currently permit payment of dividends by PRC companies only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, under current PRC laws, regulations and accounting standards, each subsidiary is required to allocate at least 10% of its after-tax profit based on PRC accounting standards to its statutory common reserve fund each year until the cumulative amount of these reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. As of December 31, 2012, the required deductions attributable to these statutory common reserve funds amounted to approximately RMB4,975.4 million.

Furthermore, under SAFE regulations, Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior SAFE approval is obtained and prior registration with the SAFE is made. These restrictions have not historically had, and are not expected in the future to have, a material impact on our ability to meet our financial requirements.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
	(RMB’000)
Net cash from operating activities	5,399.8	17,977.3	6,503.6
Net cash used in investing activities	(5,884.4)	(25,611.0)	(3,187.4)
Net cash from (used in) financing activities	(1,360.5)	9,441.0	1,145.1
Net increase/ (decrease) in cash and cash equivalents	(1,845.1)	1,807.3	4,461.4
Cash and cash equivalents as of end of year	6,771.3	8,145.3	12,717.4

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

Net cash from operating activities was approximately RMB6,503.6 million in 2012, and included profit before income taxes of approximately RMB6,346.2 million, adjustments for non-cash items of approximately RMB2,941.9 million, and positive changes in working capital of approximately RMB531.4 million. Adjustments for non-cash items primarily consisted of (i) depreciation of property, plant and equipment of approximately RMB2,819.4 million; (ii) interest expenses of approximately RMB1,448.7 million; and (iii) amortization of intangible assets of approximately RMB1,177.6 million. Positive changes in working capital primarily consisted of (i) an increase in bills and accounts receivables of approximately RMB93.4 million; (ii) an increase in bills and accounts payables of approximately RMB246.1 million; (iii) an increase in land subsidence, restoration, rehabilitation and environmental costs of approximately RMB484.7 million; and (iv) an increase in other payables and accruals of approximately RMB412.7 million, partially offset by a decrease in prepayments and other current assets of approximately RMB186.1 million.

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

Cash flows used from investing activities

Net cash used in investing activities was approximately RMB3,187.4 million in 2012, and primarily consisted of purchase of property, plant and equipment of approximately RMB6,230.4 million and purchase of intangible assets of approximately RMB1,330.1 million, which were partially offset by a decrease in term deposits of approximately RMB6,356.3 million.

Net cash used in investing activities was approximately RMB25,611.0 million in 2011, and primarily consisted of (i) acquisition of assets and equity of approximately RMB9,620.0 million; (ii) purchase of property, plant and equipment of approximately RMB8,619.5 million; and (iii) increase in term deposits of approximately RMB6,975.5 million.

Net cash used in investing activities was approximately RMB5,884.4 million in 2010, and primarily consisted of (i) our payment of approximately RMB2,045.8 million and approximately RMB1,080.0 million as partial payments for our acquisition of Haosheng Company and Anyuan Coal Mine, respectively; (ii) our purchase of property, plant and equipment of approximately RMB3,576.1 million; (iii) an increase in restricted cash of approximately RMB874.6 million; and (iv) our investment of approximately RMB125.0 million to establish Yankuang Finance, partially offset by equity transfer income of approximately RMB1,147.8 million from the disposal of Minerva Coal Mine.

Cash flows from (used in) financing activities

Net cash from financing activities was approximately RMB1,145.1 million in 2012, and primarily consisted of bank borrowings of approximately RMB12,281.5 million and the aggregate net proceeds from the RMB Bond Offering and the US$ Bond Offering of approximately RMB11,262.9 million, which were partially offset by repayment of bank borrowings of approximately RMB17,338.1 million, dividends paid of approximately RMB2,803.5 million and repayment of other borrowings of approximately RMB2,225.7 million.

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

Inventories

Our inventories comprise methanol, auxiliary materials, spare parts and small tools used in the construction of mining structures and coal products in our stockpiles. The following table sets forth our inventories as of the dates indicated:

	As of December 31,
	2010	2011	2012
	(RMB in millions)
Methanol	10.3	11.8	9.5
Auxiliary materials, spare parts and small tools	372.0	414.5	507.6
Coal products	1,263.8	965.0	1,048.5

Total	1,646.1	1,391.2	1,565.5

Our inventories decreased from approximately RMB1,646.1 million as of December 31, 2010 to RMB1,391.2 million as of December 31, 2011, primarily due to a decrease in our inventory of coal products, despite a slight increase in our inventories of methanol, auxiliary materials, spare parts and small tools. Our inventories increased from approximately RMB1,391.2 million as of December 31, 2011 to RMB1,565.5 million as of December 31, 2012, primarily due to increases in our inventory of auxiliary materials, spare parts and small tools and coal products.

Bills and Accounts Receivables

Bills and accounts receivables represent unconditional written orders issued by, or negotiated from, our customers for completed sales orders which allow us to collect certain specified amounts from banks or other parties. These bills are non-interest-bearing and generally have a maturity of six months. The following table sets forth our bills and accounts receivables as of the dates indicated:

	As of December 31,
	2010	2011	2012
	(RMB in millions)
Accounts receivable	493.1	818.0	928.9
Less: Impairment loss	(5.4)	(4.2)	(2.5)

	487.7	813.8	926.4
Total bills receivable	9,529.6	6,498.3	6,533.2

Total bills and accounts receivable, net	10,017.3	7,312.1	7,459.6

Our bills and accounts receivable decreased from approximately RMB10,017.3 million as of December 31, 2010 to RMB7,312.1 million as of December 31, 2011, primarily due to a decrease in bills receivable for coal sales on credit terms. Our bills and accounts receivable increased from approximately RMB7,312.1 million as of December 31, 2011 to RMB7,459.6 million as of December 31, 2012. We allow a range of credit periods to our trade customers which take into account the credit rating of our customers. Our credit periods do not exceed 180 days.

The following table sets forth an aging analysis of our bills and accounts receivables based on the applicable invoice dates:

	As of December 31,
	2010	2011	2012
	(RMB in millions)
0 - 90 days	4,738.9	4,037.9	3,423.0
91 - 180 days	5,278.3	3,274.2	3,954.4
181 - 365 days	—	—	80.8
Over 1 year	—	—	1.4

Total	10,017.3	7,312.1	7,459.6

Before accepting any new customer, we assess the potential customer’s credit quality and define credit limits by customer. Limits attributed to customers are reviewed once a year. In 2010, 2011 and 2012, we did not have any significant trade receivables that were past due but not yet impaired as of the balance sheet dates above. We do not hold any collateral over these balances. The average ages of these receivables were 93 days, 86 days and 96 days for 2010, 2011 and 2012, respectively. Our management closely monitors the credit quality of accounts receivables and considers the balances that are neither past due nor impaired to be of good credit quality.

We have provided fully for all accounts receivables over three years because our experience is such that receivables that are past due beyond three years are generally not recoverable. Receivables aged over four years are considered irrecoverable by management and are written off. We wrote off our receivables of approximately RMB3.3 million in 2012, respectively. We did not write off any of our receivables in 2010 and 2011. The following table sets forth an analysis of our impairment losses on bills and accounts receivables:

	2010	2011	2012
	(RMB in millions)
Balance at January 1	4.5	5.4	4.1
Provided for the year	0.9	—	0.005
Written off recognized	—	—	—
Reversal	—	(1.3)	(1.6)

Balance at December 31	5.4	4.1	2.5

Our allowance for doubtful debts in 2010, 2011 and 2012 were approximately RMB5.4 million, RMB4.1 million and RMB2.5 million, respectively, for individually impaired trade receivables, which were primarily receivables from corporate customers in the PRC and considered irrecoverable by management after considering the credit quality of those individual customers, the ongoing relationship with us and the aging of these receivables. The recognized impairment represents the difference between the carrying amount of these trade receivables and the present value of the amounts. We do not hold any collateral over these balances.

Prepayments and Other Receivables

The following table sets forth our prepayments and other receivables as of the dates indicated:

	As of December 31,
	2010	2011	2012
	(RMB in millions)
Advances to suppliers	243.2	738.4	729.2
Deposit for environment protection	254.2	651.7	813.2
Prepaid relocation costs of inhabitants	1,709.9	1,714.5	1,877.9
Others	406.4	520.3	776.7

Total	2,613.7	3,624.8	4,197.0

Our prepayments and other receivables increased from approximately RMB2,613.7 million as of December 31, 2010 to RMB3,624.8 million as of December 31, 2011, primarily due to equipment purchases made by Ordos Neng Hua, Yancoal Australia and Heze Neng Hua. Our prepayments and other receivables increased from approximately RMB3,624.8 million as of December 31, 2011 to RMB4,197.0 million as of December 31, 2012, primarily due to tax expenses of approximately RMB178 million payable by our subsidiaries and a resettlement compensation of RMB59 million payable by the previous owner of Wenyu Coal Mine.

As of December 31, 2010, 2011 and 2012, we had impairment losses of approximately RMB16.1 million, RMB17.2 million and RMB25.3 million, respectively, on our prepayments and other receivables. We did not write off any impairment losses on our prepayments and other receivables in 2010, 2011 and 2012.

We have provided fully for all receivables over three years because our experience is such that receivables that are past due beyond three years are generally not recoverable. We set aside full provisions for receivables that are past due beyond three years. Receivables are written off if aged over four years and considered irrecoverable by management after considering the credit quality of the individual party and the nature of the amount overdue.

Bills and Accounts Payables

Our bills and accounts payable are primarily related to purchases from our suppliers and payables to export agents. The following table sets forth our bills and accounts payables as of the dates indicated:

	As of December 31,
	2010	2011	2012
	(RMB in millions)
Accounts payable	1,428.0	2,003.6	2,906.6
Bills payable	126.5	237.2	3,905.1

Total	1,554.4	2,240.8	6,811.8

Our bills and accounts payable increased from approximately RMB1,554.4 million as of December 31, 2010 to RMB2,240.8 million as of December 31, 2011, primarily due to an increase in accounts payable of Yancoal Australia due to its acquisitions and related increase in operational costs during the year. Our bills and accounts payable increased from approximately RMB2,240.8 million as of December 31, 2011 to RMB6,811.8 million as of December 31, 2012, primarily due to an increase in bills payable related to a capital return of approximately RMB3,836.6 million to former Gloucester shareholders.

The following table sets forth an aging analysis of our bills and accounts payables based on the applicable invoice dates as of the dates indicated:

	As of December 31,
	2010	2011	2012
	(RMB in millions)
1 - 90 days	1,321.1	1,790.7	6,384.2
91 - 180 days	78.6	257.4	224.5
181 - 365 days	23.6	60.9	68.6
Over 1 year	131.0	131.8	134.4

Total	1,554.4	2,240.8	6,811.8

The average credit period for accounts payable and bills payable is 90 days. We have financial risk management policies in place to ensure that all payables are settled within the applicable credit timeframe.

Other Payables and Accrued Expenses

The following table sets forth our other payables and accrued expenses as of the dates indicated:

	As of December 31,
	2010	2011	2012
	(RMB in millions)
Customers’ deposit	1,378.8	1,523.6	1,368.7
Accrued wages	823.7	1,047.1	1,084.2
Other taxes payable	280.0	431.7	204.1
Payables in respect of purchases of property, plant and equipment and construction materials	324.1	2,733.7	3,662.8
Accrued freight charges	5.5	3.9	9.4
Accrued repairs and maintenance	24.2	35.0	51.2
Accrued utility expenses	8.5	—	—
Staff welfare payable	96.5	94.1	187.6
Withholding tax payable	0.3	0.6	7.3
Deposits received from employees	9.9	12.8	24.7
Coal price adjustment fund	36.0	47.1	52.0
Accrued land subsidence, restoration, rehabilitation and environmental costs	0.7	0.5	1.4
Payable on compensation fee of mining rights	412.9	552.7	—
Interest payable	12.7	243.4	395.8
Others	407.1	618.5	1,964.5

Total	3,821.0	7,344.8	9,013.8

Our other payables and accrued expenses increased from approximately RMB3,821.0 million as of December 31, 2010 to RMB7,344.8 million as of December 31, 2011, primarily due to increase in wages payable, interest payable, advances from customers, other tax payables and mining rights fees. Our other payables and accrued expenses increased from approximately RMB7,344.8 million as of December 31, 2011 to RMB9,013.8 million as of December 31, 2012, primarily due to an resources compensation disbursement of RMB443 million payable to Yankuang Group and a deferred income liability of RMB298 million as the result of the merger with Gloucester.

Working Capital and Liabilities

We have historically maintained sufficient working capital for our operations. Our principal source of cash in 2012 was cash generated from operating activities, the RMB Bond Offering, the US$ Bond Offering and bank borrowings.

As of December 31, 2012, we recorded net current assets of approximately RMB1,659.7 million. Our current assets decreased by RMB148.7 million, from RMB30,431.1 million as of December 31, 2011 to RMB30,282.4 million as of December 31, 2012, primarily as a result of a decrease in term deposits of approximately RMB6,356.3 million. The decrease was partially offset by an increase in bank balances and cash of approximately RMB4,572.1 million and an increase in prepayments and other receivables of approximately RMB572.1 million. Our current liabilities decreased by RMB6,098.8 million, from approximately RMB34,721.5 million as of December 31, 2011 to RMB28,622.7 million as of December 31, 2012, primarily due to a decrease in borrowings due within one year of approximately RMB11,875.9 million. The decrease was partially offset by an increase in bills and accounts payables of approximately RMB4,570.9 million and an increase in other payables and accrued expenses of approximately RMB1,669.0 million.

As of December 31, 2011 and 2012, we had cash and cash equivalents of approximately RMB8,145.3 million and RMB12,717.4 million, respectively. Our cash and cash equivalents primarily consist of cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions.

As of December 31, 2011 and 2012, we had outstanding bank borrowings of approximately RMB34,457.8 million and RMB40,996.4 million, respectively. The following table sets forth the maturity profile of our bank borrowings as of the dates indicated:

	As of December 31,
	2011	2012
	(RMB in millions)
Less than one year	19,588.5	7,712.6
One to three years	13,598.3	2,079.9
Three to five years	1,249.0	7,593.1
More than five years	22.0	23,610.8

Total	34,457.8	40,966.4

As of December 31, 2012, the interest rates relating to our bank borrowings ranged from 1.06% to 7.74% per annum. The interest rates for these bank borrowings are variable rates that are subject to adjustment based on the interest rate set by the PBOC, LIBOR or BBSY. As of December 31, 2012, all of our bank loans carry variable interest rates. As of the date of this annual report, our bank borrowings were denominated in Renminbi and U.S. dollars. As of December 31, 2012, our total bank loans denominated in Renminbi amounted to approximately RMB13,493.5 million, our total bank loans denominated in U.S. dollars amounted to approximately US$4,162.0 million, our total bank loans denominated in Australian dollars amounted to approximately A$35.6 million and our total bank loans denominated in Euro amounted to approximately €130.2 million respectively. See Note 37 of the consolidated financial statements for more information on our borrowings. The interest expenses and exchange rate fluctuations associated with our bank borrowings may impair our future profitability.

We have, and in the future may continue to have, substantial debt. As of December 31, 2012, our long-term debt to equity ratio was 67.8%. The interest expenses associated with these debts may impair our future profitability.

Capital Expenditures

Our principal capital expenditures, incurred for the purchase and construction of property, plant and equipment, decreased by RMB6,604.1 million, or 49.9%, from approximately RMB13,227.7 million in 2011 to approximately RMB6,623.6 million in 2012. The decrease was primarily due to a decrease in the capital expenditures of Ordos Neng Hua of approximately RMB6,418.5 million and a decrease in the capital expenditures of Yancoal International (Holding) of approximately RMB1,200.8 million. The decrease was partially offset by an increase in the capital expenditures of Heze Nenghua of approximately RMB335 million and an increase in the capital expenditures of Yancoal Australia of approximately RMB615.7 million.

Our estimated capital expenditures for 2013 are in the amount of RMB12,004.6 million. We plan to finance our capital commitments primarily through a combination of funds generated from operations, bank borrowings and the proceeds of the offerings of corporate bonds. The following table sets forth our estimated capital expenditures for 2013 and actual capital expenditures we incurred in 2012.

Companies	Estimated capital expenditure for 2013	Capital expenditure incurred in 2012
	(RMB in millions)
The Company	2,086.9	1,355.4
Shanxi Nenghua	41.6	16.5
Yulin Nenghua	27.9	23.9
Heze Nenghua	1,540.3	560.8
Huaju Energy	44.8	35.1
Ordos Neng Hua	3,418.2	2,026.1
Haosheng Company	672.8	—
Yancoal Australia	3,233.9	2,161.4
Yancoal International (Holding)	938.2	444.4

Total	12,004.6	6,623.6

C.	Research and Development, Patents and Licenses, Etc.

One of our core strategies is to maintain our competitiveness and increase the efficiency of our mining operations through technology and innovation. In line with our development strategy with a focus on technology innovation, we have established a multilayer system for integrating new technology into our operations consisting of various entities, including a technology committee, a professional committee, a technology center, as well as relationships with external institutions or organizations with specialized technology development capacities. We have accumulated extensive experience and expertise in coal mining and coal processing procedures, particularly with respect to the underground raw coal mining technology. For example, our independently developed longwall top caving mining method has been adopted by various international coal mining enterprises such as DBT and has been awarded the State Scientific and Technological Progress Award (Second Class) by the National Office for Science and Technology Awards of the PRC in 2009. In 2012, we completed 140 technology improvement projects, obtained 47 patents and received 30 technological awards, which have enhanced our coal mining and related business operations. Our expenditures for research and development were RMB70.6 million, RMB119.2 million and RMB301.6 million in 2010, 2011 and 2012, respectively, accounting for 0.2%, 0.2% and 0.5%, respectively, of our total sales income for the same periods.

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

Outlook for the Coal Market

The global economic recovery is expected to be slow in 2013. We expect the demand and supply of coal in both the international and domestic coal markets to be relatively balanced. The PRC government has continued to focus on proactive macroeconomic control policies, expanding domestic demand, restructuring the PRC economy and implementing urbanization reforms, as a result of which, we expect the demand for coal will increase. Our average selling price of coal is expected to fluctuate slightly in 2013 compared with 2012. As of March 31, 2013, we have entered into domestic letters of intent to sell a total of approximately 33.5 million tonnes of coal. The sales price under the letters of intent will be determined at the time of sale. In addition, as of March 31, 2013, Yancoal Australia and Yancoal International have entered into agreements to sell an aggregate approximately 16.31 million tonnes of coal in the first quarter of 2013 at a tax-exclusive price of US$102.7 per tonne, which was lower than the price of US$133.7 per tonne in the first quarter of 2012. We intend to sell approximately 89.9 million tonnes of coal in 2013.

Outlook for the PRC Methanol Market

In 2013, we expect that supply will continue to exceed demand in the domestic methanol market. The demand for methanol remains weak due to governmental control policies with respect to the property market and anti-dumping and countervailing trade sanctions in the international market.

E.	Off-balance Sheet Arrangements

As of December 31, 2012, other than the capital expenditure commitments and contractual obligations disclosed in this annual report, we did not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2012:

	Payments Due by Period
	Total	Less than one Year	One to three years	Three to five years	More than five years
	(RMB in millions)
Contractual Obligations
Unsecured bank borrowings	8,900.1	5.024.5	1,076.0	2,799.6	—
Secured bank borrowings	18,625.7	657.9	910.0	880.8	16,177.0
Finance leases	232.7	30.2	93.9	93.9	14.7
Guaranteed notes	11,237.8	—	—	3,818.8	7,419.1
Capital commitments for the acquisition of assets	2,937.1	2.871.8	65.3	—	—
Amounts due to Controlling Shareholder and its subsidiaries	93.7	93.7	—	—	—

Total	42,027.1	8,678.1	2,145.2	7,593.1	23,610.8

The following table sets forth our consolidated interest-bearing borrowings as of December 31, 2011 and 2012:

	As of December 31,
	2011	2012
	(RMB in millions)
Secured bank borrowings	19,154.7	18,625.7
Unsecured bank borrowings	15,303.1	8,900.1

Total	34,457.8	27,525.9

Secured Bank Borrowings

As of December 31, 2012, we had secured bank loans outstanding of approximately RMB18,625.7 million (approximately US$2,989.6 million), which primarily consisted of secured bank borrowings obtained for financing the acquisition of Felix. The borrowings are guaranteed by the Company and counter-guaranteed by our Controlling Shareholder. The borrowings are secured by a portion of our term deposits. As of December 31, 2012, we had term deposits of approximately RMB66.4 million that secured bank borrowings.

Borrowings of RMB12,148.5 million (US$1,930.0 million) carried interest at three-month LIBOR plus a margin of 0.75% (approximately 1.06%) and borrowings of RMB283.3 million (US$45.0 million) carried interest at three-month LIBOR plus a margin of 0.8% (approximately 1.11%). The borrowings of approximately RMB6,072.1 million (approximately US$964.7 million) carried interest at three-month LIBOR plus 2.8% (approximately 3.11%). Other borrowings incurred in connection with our acquisition of Gloucester, amounting to approximately RMB121.8 million, (approximately US$19.4 million) carried interest at 5.68%. For more information on our secured borrowings, please see Note 37 to the consolidated financial statements.

Unsecured Bank Borrowings

We had unsecured bank borrowings of RMB8,900.1 million as of December 31, 2012, including a loan in the amount of RMB1.3 billion (US$203 million), carrying interest at LIBOR plus a margin of 1.7% per annum, obtained by Yancoal International to replace the other loans for the acquisition of potash exploration permits in Canada. For more information about our unsecured borrowings, please see Note 37 to the consolidated financial statements to this annual report.

Bond Offerings

The RMB Bond Offering

See “Item 4. Information on the Company – A. History and Development of our Company – Bond Offerings – the RMB Bond Offering.”

The US$ Bond Offering

See “Item 4. Information on the Company – A. History and Development of our Company – Bond Offerings – the US$ Bond Offering.”

Amounts due to Controlling Shareholder and its Subsidiaries

The amounts due to the Controlling Shareholder and its subsidiary companies do not bear any interest and are unsecured. The following table sets forth the amounts due to the Controlling Shareholder and its subsidiary companies as of December 31, 2011 and 2012.

	As of December 31,
	2011	2012
	(RMB’000)
Term for Repayment
Within one year	1,155,168	1,767,998
More than one year, but not exceeding two years	—	—

Total due	1,155,168	1,767,998
Less: amounts due within one year	(1,155,168)	(1,767,998)
Amounts will due over one year	—	—

As of December 31, 2012, neither the Controlling Shareholder nor its subsidiaries had used our funds for non-operational matters.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The preparation of these financial statements requires us to make estimates and assumptions about the carrying amounts of items in the financial statements that cannot be measured accurately. These judgments, estimates and assumptions are based on the historical experience of our management as well as other relevant factors. Actual results may differ from these estimates. We review the foregoing judgments, estimates and assumptions regularly on a going concern basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

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

Amortization of assets

Mining reserves, mining resources and rail access rights are amortized on a straight-line basis or unit of production basis over the shorter of their useful lives and the contractual period. The expensing of overburden removal costs is based on saleable coal production over the estimated economically recoverable reserves. The useful lives are estimated on the basis of the total proven and probable reserves of a coal mine. Proven and probable coal reserve estimates are updated on a regular basis and take into account each mine’s recent production and technical information.

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

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The determination of value in use requires us to estimate the future cash flows expected to arise from the cash generating unit and a suitable discount rate in order to calculate the present value. As of December 31, 2012, the carrying amount of goodwill was approximately RMB2,573.8 million. During the year ended December 31, 2012, we recognized impairment loss on goodwill of RMB17.6 million. Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the raw materials price inflation during the budget period. Expected cash inflows/outflows have been determined based on past performance and management’s market development expectations.

Estimated impairment of property, plant and equipment

When there are indications of impairment, we take into consideration the estimate of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. When actual future cash flows are less than expected, a material impairment loss may arise. In estimating future cash flows, management takes into account recent production and technical advancements. As price and cost levels change from year to year, the estimate of future cash flows also changes. Notwithstanding that management has considered all the available information in making their impairment assessment, inherent uncertainty exists as to the conditions of mines and the environment, and actual write-offs may be higher than the estimated amounts. As of December 31, 2012, the carrying amount of property, plant and equipment was approximately RMB39,503.1 million. During the year ended December 31, 2012, no property, plant and equipment was written off as expenses. In addition, we recognized impairment loss on property, plant and equipment of RMB226.9 million during the year ended December 31, 2012.

In the process of applying our accounting policies, management has made the following accounting judgments:

Acquisitions

During the year, we acquired several subsidiaries or business as set out in Notes 45 and 46 to the consolidated financial statements included in this annual report. We determined whether acquisitions were to be accounted for as an acquisition of business or an acquisition of assets based on factors including (i) whether the acquiree has relevant input, process or output and (ii) whether the acquiree has planned principal activities or is pursuing a plan to produce output and has access to a customer base.

In addition, management also made judgments in determining whether we would register the transfer of certain operating licenses immediately upon the payment of consideration.

Recent Changes in Accounting Pronouncements

In the current year, we have applied, for the first time, a number of new standards and interpretations, amended and revised standards and interpretations (“new IFRSs”) issued by the IASB and the International Financial Reporting Interpretations Committee (the “IFRIC”) of the IASB which are effective for our fiscal year beginning January 1, 2012:

IFRSs 7 (Amendments)	Disclosures – Transfers of Financial Assets

The adoption of the New IFRS had no material effect on how the results and the financial position for the current or prior accounting years have been prepared. Accordingly, no prior period adjustment is required.

We have not applied the following new and revised standards, amendments or interpretations that have been issued but are not effective as of the date of this annual report:

IFRSs (Amendments)	Annual Improvements to IFRSs 2009-2011 Cycle[1]
IFRS 7 (Amendments)	Disclosures – Offsetting Financial Assets and Financial Liabilities[1]
IFRS 9	Financial Instruments[2]
IFRS 10	Consolidated Financial Statements[1]
IFRS 11	Joint Arrangements[1]
IFRS 12	Disclosure of Interests in Other Entities[1]
IFRS 10, IFRS 11 and IFRS 12 (Amendments)	Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance[1]
IFRS 13	Fair Value Measurement[1]
IAS 1 (Amendments)	Presentation of Items of Other Comprehensive Income[3]
IAS 19 (Revised)	Employee Benefits[1]
IAS 28 (Revised)	Investments in Associates and Joint Ventures[1]
IAS 32 (Revised)	Offsetting Financial Assets and Financial Liabilities[4]
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine[1]

(1)	Effective for annual periods beginning on or after January 1, 2013
(2)	Effective for annual periods beginning on or after January 1, 2015
(3)	Effective for annual periods beginning on or after July 1, 2012
(4)	Effective for annual periods beginning on or after January 1, 2014

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

The following table sets forth information on our directors, supervisors and executive officers:

Name	Age	Position at the Company	Date Term of Office Expires[1]
Directors

LI Weimin	52	Chairman of the Board of Directors	May 2014
WANG Xin	54	Vice Chairman of the Board of Directors	May 2014
ZHANG Yingmin	59	Director, General Manager	May 2014
SHI Xuerang	58	Director	May 2014
WU Yuxiang	51	Director and Chief Finance Officer	May 2014
ZHANG Baocai	45	Director, Deputy General Manager and Secretary of the Board of Directors	May 2014
DONG Yunqing	57	Employee Director	May 2014

Independent Non-executive Directors
WANG Xianzheng	66	Independent Non-executive Director	May 2014
CHENG Faguang	70	Independent Non-executive Director	May 2014
WANG Xiaojun	58	Independent Non-executive Director	May 2014
XUE Youzhi	48	Independent Non-executive Director	May 2014

Supervisors
SONG Guo	58	Chairman of Supervisory Committee	May 2014
ZHOU Shoucheng	60	Deputy Chairman of Supervisory Committee	May 2014
ZHANG Shengdong	56	Supervisor	May 2014
ZHEN Ailan	49	Supervisor	May 2014
WEI Huanmin	55	Employee Supervisor	May 2014
XU Bentai	54	Employee Supervisor	May 2014

Name	Age	Position at the Company	Date Term of Office Expires[1]
Other Management Team
HE Ye	55	Deputy General Manager	May 2014
LAI Cunliang	52	Deputy General Manager	May 2014
TIAN Fengze	56	Deputy General Manager	May 2014
SHI Chengzhong	50	Deputy General Manager	May 2014
LIU Chun	51	Deputy General Manager	May 2014
NI Xinghua	56	Chief Engineer	May 2014

(1)	The expiration of the term of office is generally the date of the shareholders’ meeting when a new session of the Board will be elected. Executives who retire in the interim are replaced at the next Board meeting.

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

ZHANG Baocai, a senior accountant with an EMBA degree, is a Director, Deputy General Manager and the Board Secretary of the Company. Mr. Zhang joined the Company’s predecessor in 1989 and was appointed as the head of the Planning and Finance Department of the Company in 2002. He was appointed as a Director and the Board Secretary of the Company in 2006 and a Deputy General Manager of the Company in 2011. He is a graduate of Nankai University.

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

Independent Non-executive Directors

WANG Xianzheng, a professional-level senior engineer with a university education, is currently a president of the China Coal Industry Association. Mr. Wang was appointed as a Vice Minister of the Ministry of Coal Industry and a party member from April 1995 to March 1998. He was appointed as the Deputy Head of the State Coal Industry Bureau, Deputy Head and a party member of the SACMS from March 1998 to August 2000. Mr. Wang was the Vice Governor of Shanxi Province from August 2000 to May 2002 and became a standing member of the Provincial Committee in October 2001. From May 2002 to February 2005, he was appointed as the Head and the Party Committee Secretary of the SACMS. From February 2005 to May 2008, Mr. Wang was appointed as the Deputy Head and Vice Secretary to the Party Committee of the State Administration of Work Safety. Mr. Wang has been the President of the China Coal industry Association since January 2007. Mr. Wang is also an independent director of Beijing Haohua Energy Resource Company Ltd. He is a graduate of Fuxin School of Mining.

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

WANG Xiaojun, a solicitor admitted in the PRC, Hong Kong and England and Wales, is a holder of a master’s degree in law and is a partner of Jun He Law Offices. He was admitted in the PRC, Hong Kong and England and Wales in 1988, 1995 and 1996, respectively. Mr. Wang has worked as a legal adviser in the HKSE and Richards Butler. He was an Independent Non-executive Director of the Company from 2002 to 2008. Mr. Wang is also an independent non-executive director of the Guangzhou Shipyard International Company Limited, Zijin Mining Group Company Limited and Norinco International Cooperation Ltd. He is a graduate of the People’s University of China and the Graduate School of the Chinese Academy of Social Sciences.

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

ZHEN Ailan, a senior accountant and senior auditor, was appointed a Supervisor of the Company in 2008. She has served as the Deputy Director of the Audit Department of the Yankuang Group since 2005. After joining the Company’s predecessor in 1980, she was appointed to the Deputy Chief of the Audit Division of the Yankuang Group in 2002 and subsequently promoted to the Deputy Director of the Audit Department in 2005. In 2008, Ms. Zhen became a Supervisor of the Company. She was appointed as the Head of the Auditing Department in 2012. She is a graduate of Northeastern University of Finance and Economics.

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

Appointment, Resignation or Election of Directors, Supervisors and Senior Management

There was no appointment, resignation or election of Directors, Supervisors or senior management during the year ended December 31, 2012.

B.	Compensation

Three directors, namely LI Weimin, WANG Xin and SHI Xuerang, as well as four supervisors, SONG Guo, ZHOU Shoucheng, ZHANG Shengdong and ZHEN Ailan, receive salaries from our Controlling Shareholder, while the rest of our directors, supervisors and executive officers who are our employees receive compensation in the form of salaries, housing allowances and other allowances and benefits, including pension contributions. The aggregate amount of cash remuneration paid by us to directors, supervisors and executive officers for the years 2010, 2011 and 2012 was approximately RMB5.8 million, RMB6.2 million and RMB7.4 million (tax inclusive), respectively. We did not pay any discretionary bonus during the reporting period of this annual report to our directors, supervisors or executive officers. Details of each of the directors’ and supervisors’ salaries and benefits provided by our Company are as follows:

	For the Year Ended December 31, 2012
	Fees	Salaries, allowance and other benefits in kind	Retirement benefit plan contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Independent Non-Executive Directors
WANG Xianzheng	130	—	—	130
CHENG Faguang	130	—	—	130
WANG Xiaojun	130	—	—	130
XUE Youzhi	130	—	—	130

	520	—	—	520

Directors
LI Weimin	—	—	—	—
WANG Xin	—	—	—	—
ZHANG Yingmin	—	728	146	874
SHI Xuerang	—	—	—	—
WU Yuxiang	—	505	101	606
ZHANG Baocai	—	517	103	620
DONG Yunqing	—	520	104	624

	—	2,270	454	2,724

	For the Year Ended December 31, 2012
	Fees	Salaries, allowance and other benefits in kind	Retirement benefit plan contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Supervisors
SONG Guo	—	—	—	—
ZHOU Shoucheng	—	—	—	—
ZHANG Shengdong	—	—	—	—
ZHEN Ailan	—	—	—	—
WEI Huanmin	—	516	103	619
XU Bentai	—	506	101	607

	—	1,022	204	1,226

Other Members of Management
HE Ye	—	564	113	677
LAI Cunliang	—	720	144	864
TIAN Fengze	—	529	106	635
SHI Chengzhong	—	543	109	652
LIU Chun	—	553	111	664
NI Xinghua	—	690	—	690

	—	3,599	583	4,182

Total	520	6,891	1,241	8,652

C.	Board Practices

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

Directors’ Decision-making Risk Fund

Upon approval by our shareholders at the 2004 annual shareholders’ general meeting, we established a Directors’ Decision making Risk Fund (“Risk Fund”) to compensate our Directors, supervisors, executive officers and other applicable personnel for personal economic losses resulting from their performance of duties in accordance with the laws, regulations or our Articles of Association or while attempting to procure legitimate benefits for our Company.

Directors, Supervisors and Management’s Indemnification

Upon approval at the 2011 general meeting that was held on June 22, 2012, we continued to purchase liability insurance for our Directors, supervisors and senior officers with coverage of up to US$15 million.

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

The members of the audit committee of our Board of Directors are:

Name	Age	Position	Ownership of Shares
CHENG Faguang	70	Independent non-executive director, Chairman of the Audit Committee	—
WANG Xianzheng	66	Independent non-executive director	—
WANG Xiaojun	58	Independent non-executive director	—
XUE Youzhi	48	Independent non-executive director	—
DONG Yunqing	57	Employee director	—

In 2012 and up to March 31, 2013, the audit committee held four meetings: on March 21, 2012, August 24, 2012, January 8, 2013 and January 8, 2013.

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

In 2012 and up to March 31, 2013, the Nomination Committee held one meeting on December 18, 2012.

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

In 2012 and up to March 31, 2013, the Strategy and Development Committee held one meeting on December 16, 2012.

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

Corporate Governance

As of December 31, 2012, the Yankuang Group held 2,600,000,000 Shares, representing 52.86% of our total shares as of the same date. As the Yankuang Group holds more than 50% of our voting power, we are a “controlled company” under Section 303A.00 of the NYSE Listed Company Manual. As a result, we are not required to establish a Nomination Committee or Corporate Governance Committee under Sections 303A.04 and 303A.05 of the NYSE listing rules. Although we have established a Nomination Committee, we have not established a Corporate Governance Committee. For details related to our corporate governance, please refer to “Item 16G — Corporate Governance”.

Arrangement to Purchase Equity or Debt Securities and Other Arrangements

At no time during the year ended December 31, 2012 were we, our Controlling Shareholder or any of the Yankuang Group’s subsidiaries a party to any arrangement that enabled our Directors or supervisors to acquire benefits through the acquisition of any securities, including our equity or debt securities, with the exception of the A Shares issued to certain of our Directors, supervisors and senior management.

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

D.	Employees

General

The table below sets forth the number of our employees by function as of the dates indicated:

	As of December 31,
	2010	2011	2012
Coal production employees	36,411	39,008	42,991
Engineers and technicians	1,875	2,009	4,665
Management and administrative personnel	4,059	4,348	5,676
Support staff	10,023	10,738	16,049

Total	52,368	56,103	69,381

The table below sets forth a breakdown of our employees by location as of December 31, 2012:

Location	Employees	% of Total
PRC
Shandong	64,027	92.28%
Shaanxi	760	1.10%
Shanxi	1,263	1.82%
Inner Mongolia	669	0.96%
Australia	2,656	3.83%
Canada	6	0.01%

Total	69,381	100%

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

According to the Provision of Insurance Fund Administrative Services Agreement and the annual caps from 2012 to 2014, the Yankuang Group will provide free management services for the contributions that we make to an endowment insurance fund, basic medical insurance fund, supplementary medical insurance fund, unemployment insurance fund and maternity insurance fund for our employees. We paid an aggregate of approximately RMB1,408.1 million to the above listed insurance funds in 2012.

In 2010, 2011 and 2012, we paid pension contributions for our directors, supervisors, executive officers and senior management of approximately RMB778,000, RMB834,000 and RMB1,241,000, respectively. In addition, each of our domestic employees currently pays a percentage of his or her salary as an additional pension contribution. Upon retirement, our domestic employees are entitled to pension payments under the pension plan.

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

Housing plan

Under the Labor and Service Supply Agreement, the Yankuang Group is partly responsible for providing housing accommodations to our domestic employees. We and the Yankuang Group share the incidental expenses relating to the provision of housing accommodation on a pro rata basis based upon our respective number of employees and other negotiations. Such expenses amounted to approximately RMB140.0 million, RMB140.0 million and RMB137.2 million for 2010, 2011 and 2012, respectively.

Since 2002, we have paid each of our domestic employees a housing allowance, which is calculated based on a fixed percentage of each domestic employee’s wage, to assist domestic employees in their purchase of residential housing. In 2010, 2011 and 2012, we paid an aggregate of approximately RMB247.7 million, RMB291.8 million and RMB522.0 million, respectively, for our domestic employees’ housing allowances.

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

As of December 31, 2012, the Yankuang Group owned 52.86% of our share capital. As a majority shareholder, the Yankuang Group is able to make most of the decisions reserved for shareholders.

The following table sets forth certain information regarding ownership of our capital stock as of December 31, 2012 by all persons who are known by us to own beneficially more than 5% of our capital stock.

Shareholder	Shares Owned	Percentage
Yankuang Group(1)(2)	2,600,000,000	52.86%
HKSCC Nominee Limited(3)(4)	1,952,947,945	39.71%

(1)	Ordinary Shares in the form of legal person shares.
(2)	Yankuang Group is 100% held by SASAC of the Shandong Provincial Government.
(3)	Ordinary Shares in the form of H Shares.
(4)	As the nominee of the clearing and settlement agent for our H Shares, HKSCC Nominee Limited is the record holder of our H Shares.

The following table sets forth the substantial shareholders’ interests and short positions in our shares as of December 31, 2012.

Name of substantial shareholders	Class of shares	Number of shares held (shares)	Capacity	Nature of interest	Percentage in the relevant class of share capital of the Company	Percentage in total share capital of the Company
Yankuang Group	A Share (state- owned legal person shares)	2,600,000,000	Beneficial owner	long position	87.84%	52.86%
Templeton Asset Management Ltd.	H Share	274,390,032	Investment manager	long position	14.01%	5.58%
JP Morgan Chase & Co.	H Share	33,171,560	Beneficial owner	long position	1.69%	0.67%
		607,468	Investment manager	long position	0.03%	0.01%
		164,861,941	Custodian corporation / approved lending agency	long position	8.42%	3.35%
		14,718,493	Beneficial owner	short position	0.75%	0.30%
BlackRock, Inc	H Share	159,048,564	Interest of controlled corporations	long position	8.12%	3.23%
		23,698,911		short position	1.21%	0.48%
BNP Paribas Investment Partners SA	H Share	117,641,207	Investment manager	long position	6.00%	2.39%
Deutsche Bank Aktiengesellschaft	H Share	45,754,984	Beneficial owner	long position	2.34%	0.93%
		976,930	Investment manager	long position	0.05%	0.02%
		54,793,279	Person having a security interest in shares	long position	2.80%	1.11%
		3,645,400	Custodian corporation / approved lending agency	long position	0.18%	0.07%
		27,049,842	Beneficial owner	short position	1.38%	0.55%
		53,320,179	Person having a security interest in shares	short position	2.72%	1.08%

(1)	The percentage figures above have been rounded off to the nearest second decimal place.
(2)	Information disclosed hereby is based on the information available on the website of Hong Kong Stock Exchange at www.hkex.com.hk.

Except as described in the table above, we are not aware of any holder of more than 5% of any class of our shares. Our major shareholders do not have voting rights different from those of other shareholders. All of our ordinary shareholders enjoy equal voting rights for each share that they hold.

To our knowledge, other than the Yankuang Group, which owned 52.86% of our shares as of December 31, 2012, we are not owned or controlled, directly or indirectly, by any other corporation, government, or other natural or legal person or persons, jointly or severally. We are not aware of any arrangement which may at a subsequent date result in a change of control over us.

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

Pursuant to approval granted at the eighth meeting of the fifth session of the Board of Directors of the Company held on March 23, 2012, the Company entered into five continuing connected transaction agreements with the Yankuang Group, namely the materials supply agreement, supply of labor and services agreement, pension fund management agreement, coal products and materials supply agreement and electricity and heat energy supply agreement, together with the respective annual caps for such transactions from 2012 to 2014, in the ordinary course of business. The above agreements were approved at the annual general meeting held on June 22, 2012. We determine the prices of these transactions primarily based on government pricing, or where is no government pricing is applicable, market pricing. Where no government pricing or market price is applicable, then we determine prices based on actual cost. The supply fees can be settled in one lump sum or by installments. The supply fees for continuing connected transactions within the same calendar month are settled in the following month, except those transactions which are not yet completed or those amounts which are in dispute.

Pursuant to approval granted at the third meeting of the fifth session of the Board of Directors of the Company held on August 19, 2011, we entered into two financial services agreements with Yankuang Finance. Pursuant to the agreements, Yankuang Finance provides us with financial services including deposit services, borrowing services and settlement services. The two agreements also fixed the proposed annual caps for the transactions from 2011 to 2012, respectively. Yankuang Finance has agreed to charge us at the same or a more favorable price for its financial services, compared with those charged by the major commercial banks in the PRC for the same kind of financial services. Fund risk control measures were also taken to safeguard the security of the fund. In connection with our entry into these financial services agreement, we terminate the previous Financial Services Agreement between our Company and Yankuang Finance dated January 7, 2011 was also terminated.

The continuing connected transactions between our Company and the Controlling Shareholder for 2011 and 2012 included the following:

Continuing Connected Transaction of Supply of Products and Services under the Materials Supply Agreement, Supply of Labor and Services Agreement, Coal Products and Materials Supply Agreement and Electricity and Heat Energy Supply Agreement

The following table sets forth the amounts of goods and services sold and purchased between our Company and Yankuang Group pursuant to the Materials Supply Agreement, the Supply of Labor and Services Agreement, the Coal Products and Materials Supply Agreement and the Electricity and Heat Energy Supply Agreement for 2011 and 2012.

	For the Year Ended December 31,
	2011		2012
	Amount (RMB’000)	% of operating income	Amount (RMB’000)	% of operating income
Sales of goods and rendering of services by the Group to the Controlling Shareholder	2,755,278	5.53	3,803,283	6.37
Sales of goods and rendering of services by the Controlling Shareholder to the Group	2,717,912	5.46	3,476,245	5.83

Note: The listed figures are under CASs.

The table below shows the effect on profits from sales of coal by the Group to the Controlling Shareholder in 2012:

	Sales income (RMB’000)	Operation cost (RMB’000)	Gross profit (RMB’000)
Coal sold to the Controlling Shareholder	3,162,122	2,283,135	878,986

Note: The listed figures are under CASs.

Continuing Connected Transaction under the Pension Fund Management Agreement

Pursuant to approval granted at the 2011 annual general meeting and according to the Pension Fund Management Agreement and the annual transaction caps thereunder from 2012 to 2014, the Yankuang Group provided free management services for contributions that we make to the endowment insurance fund, basic medical insurance fund, supplementary medical insurance fund, unemployment insurance fund and maternity insurance fund.

We contributed an aggregate of approximately RMB1,239.6 million and RMB1,408.1 million to the foregoing insurance funds in 2011 and 2012, respectively.

Continuing Connected Transaction under the Financial Services Agreement

Pursuant to approval granted at the third meeting of the fifth session of the Board of Directors of the Company held on August 19, 2011, we entered into the Financial Services Agreement with Yankuang Finance on August 19, 2011, which sets forth the annual caps for such transactions in 2011 and 2012 as follows:

•	the maximum daily balance (including accrued interests) on our settlement account in Yankuang Finance is RMB1.82 billion;

•	the credit facility limit for each of 2011 and 2012 is RMB1.6 billion; and

•	the total fees for the discounted note services and other financial services is RMB28.54 million, in which the annual cap for discounted note service fees is RMB20.94 million.

As of December 31, 2012, the balance of our deposits with Yankuang Finance was RMB1,719.6 million, representing 10.7% of our total bank deposits as of December 31, 2012. In 2012, we paid financial service fees of RMB1.41 million to Yankuang Finance.

Details of the annual transaction cap for 2010, 2011 and 2012 and the actual transaction amounts in 2010, 2011 and 2012 for the above continuing connected transactions are shown in the following table.

Connected Transactions	Agreement	Annual cap for 2012 (RMB’000)	Transaction amount for 2012 (RMB’000)
Materials and facilities provided by Yankuang Group	Materials Supply Agreement	2,467,930	1,552,758
Labor and services provided by Yankuang Group	Supply of Labor and Services Agreement	2,351,420	1,923,486
Pension fund management provided by Yankuang Group	Pension Fund Management Agreement	1,442,100	1,408,065
Sale of products, material and equipment lease provided to Yankuang Group	Products, Material and Equipment Lease Supply Agreement	4,163,900	3,635,988
Electricity and heat provided to Yankuang Group	Electricity and Heat Energy Supply Agreement	268,800	167,295
Financial services provided by Yankuang Finance	Financial service agreement
deposit balance		1,820,000	1,719,621
credit facility		1,600,000	0
financial service fee		28,540	1,411

The table below sets forth the continuing connected transactions that we conducted with Yankuang Group or its subsidiaries during the periods indicated:

	Year Ended December 31,
	2010	2011	2012
	(RMB’000)
Sales Income
Sales of coal	2,672,424	2,088,794	3,162,122
Sales of auxiliary materials	454,254	485,676	425,957
Sales of heat and electricity	235,002	180,808	167,295
Sales of methanol	—	—	47,909

Total	3,361,680	2,755,278	3,803,283
Expenditure
Utilities and facilities	34,006	31,646	35,906
Purchases of supply materials and equipment	421,606	696,802	1,552,758
Repair and maintenance services	262,478	323,550	327,600
Social welfare and support services	794,621	848,121	802,540
Technical support and training	26,000	26,000	—
Road transportation services	64,945	73,638	67,654
Construction services	655,311	718,155	689,787

Total	2,258,967	2,717,912	3,476,245

Opinions of the Independent Non-executive Directors

The Company’s independent non-executive Directors have reviewed our continuing connected transactions with the Controlling Shareholder for the year 2012 and confirm that all such connected transactions have been: (i) entered into by us in our ordinary and usual course of business; (ii) conducted either on normal commercial terms, or where there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favorable to independent third parties; and (iii) entered into in accordance with the relevant governing agreement on terms that are fair and reasonable and in the interests of the Shareholders as a whole. The independent directors also confirmed that transaction amount of each of the above continuing connected transactions did not exceed their respective annual caps for 2012 as approved by independent shareholders and the board of directors.

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

Acquisition from Connected Parties

Acquisition of Coal Mines From Yankuang Group

See “Item 4. Information of the Company — A. History and Development of our Company — Acquisition of Coal Mines From Yankuang Group.”

Debt and Debt Obligations Between the Controlling Shareholder and Our Company

The table below sets forth our balances due from/to the Controlling Shareholder.

Related Parties	Receivable from related parties			Payable to related parties
	Balance at the beginning	Amount occurred	Closing balance	Balance at the beginning	Amount occurred	Closing balance
	(RMB’000)
Yankuang Group	2,595,569	9,934,751	2,868,744	1,155,168	2,210,139	1,767,998

Amounts due to the Controlling Shareholder and Its Subsidiaries

For the details of the amounts due to the Controlling Shareholder and its subsidiaries, please refer to “Item 5 — Operating and Financial Review and Prospects — F. Contractual Obligations — Amounts due to the Controlling Shareholder and Its Subsidiaries.” As of December 31, 2012, the Controlling Shareholder or its subsidiaries had not used our funds for nonoperational matters.

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

Material transactions with other state-owned entities are as follows:

	Year Ended December 31,
	2010	2011	2012
	(RMB’000)
Trade sales	9,823,814	8,487,421	10,503,203
Trade purchases	1,581,427	2,597,741	4,500,994

Material balances with other state-owned entities are as follows:

	As of December 31,
	2011	2012
	(RMB’000)
Amounts due from other state-owned entities	681,413	1,361,139
Amounts due to other state-owned entities	580,726	592,267

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

Interest of Management in Certain Transactions

None of the Directors or supervisors or executive officers had, either directly or indirectly, any material interest in any significant material contract to which we were a party during the year ended December 31, 2012.

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

Dividend Policy

Pursuant to approval granted at the 2008 annual general meeting held on June 26, 2009 and the 2011 annual general meeting held on June 22, 2012, the Company amended the terms of the Articles of Association relating to profit distribution.

According to our Articles of Association, we shall maintain the continuance and stability of our profit distribution policy. We pay final dividends once a year. Shareholders shall, by way of an ordinary resolution, authorize our Board of Directors to declare and pay dividends, and we distribute interim dividends pursuant to the approval of the board and shareholders. We may distribute dividends in the form of cash, shares or a combination of both cash and shares. Upon approvals of the Board and the Shareholders’ meeting, we distribute final dividends once a year and may distribute interim dividends. Each cash dividend distribution shall have a time interval of more than six months. Cash dividends shall account for approximately 35% of the net profit of the fiscal year after deduction of the statutory common reserve, unless if such distribution will adversely affect our sustainable development or we have contemplated substantial investment or have substantial cash requirements. Pursuant to our Articles of Association, our after-tax profit shall be allocated in the following order: (1) compensation of losses (if our statutory common reserve fund is not sufficient to compensate our losses from the previous year, we will utilize our after tax profit to compensate our losses before making any provision for the statutory common reserve fund) (2) allocation to the statutory common reserve fund; (3) allocation to the discretionary common reserve fund upon approval by a resolution of a shareholders’ general meeting; and (4) dividend payments for ordinary shares.

The Company’s dividend distribution plan was approved at the 2011 annual general meeting on June 22, 2012 to distribute cash dividends of RMB0.57 per share (tax inclusive) for 2011. As of the date of this annual report, the 2011 dividends have been distributed to the Shareholders.

B.	Significant Changes

We have not experienced any significant changes since the date of the consolidated financial statements in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The following tables set forth a summary of the issuance of our Shares:

	H Shares			A Shares
	Initial offering	Second offering	Third offering	Initial offering	Second offering
Time of issuance	March 1998	May 2001	July 2004	June 1998	January 2001
Issue amount	850,000,000	170,000,000	204,000,000	80,000,000	100,000,000

As of December 31, 2012, our share capital structure was as follows:

Type	Number of shares	Percentage to total shares

Listed shares with restricted trading condition	2,600,021,800	52.8632%

Shares held by state-owned legal person	2,600,000,000	52.8627%

A Shares held by our Directors, supervisors and executive officers	21,800	0.0005%

Listed shares without trading moratorium	2,318,378,200	47.1368%

A Shares	359,978,200	7.3190%

H Shares	1,958,400,000	39.8178%

Total	4,918,400,000	100.0%

As of December 31, 2012, we had 2,600,021,800 listed Shares that were subject to trading restrictions, substantially all of which are held by our Controlling Shareholder on behalf of the State and the remainder by our Directors, supervisors and executive officers.

In 2012, our listed Shares subject to trading restrictions did not change. The following table sets forth information on Shares subject to trading restrictions as of December 31, 2012.

Shareholders	Shares subject to trading restrictions (shares)	Listing and trading date	Additional tradable shares (shares)	Undertaking

Yankuang Group	2,600,000,000	—	0	Undertakings made by Yankuang Group in Yanzhou Coal’s share split have been performed. Yankuang Group may proceed with the transaction after filing its application and obtaining the relevant approval from the relevant authorities.
WU Yuxiang	20,000	In accordance with the relevant laws, Directors, Supervisors and senior management can only sell up to 25% of the total number of shares held by them during each year of their employment. If the above persons sold any shares held by them within six months after the purchase, or made any purchase within six months after disposal, any gain from such
		transactions will be attributable to the Company.
SONG Guo	1,800

Total	2,600,021,800

Capitalization of Capital Reserve and Our Capital Structure:

Our total Shares and shareholding structure remained the same in 2012.

The table below sets forth certain market information relating to the H Shares, ADSs and A Shares for the periods indicated:

	Price per H Share(HK$)		Price per ADS(US$)		Price per A Share(RMB)
	High	Low	High	Low	High	Low
Annual highs and lows

2008	17.94	2.98	22.90	4.04	26.99	7.60
2009	17.34	4.00	22.32	5.11	26.15	8.40
2010	25.25	14.00	32.26	18.29	33.65	14.88
2011	32.95	13.72	41.89	17.49	39.50	20.38
2012	20.15	9.92	25.81	12.64	26.54	15.08

Quarterly highs and lows

2010
First quarter	20.75	14.00	25.65	18.39	25.66	18.47
Second quarter	22.40	14.50	28.72	18.50	23.76	16.27
Third quarter	19.18	14.50	24.71	18.29	19.50	14.88
Fourth quarter	25.25	19.40	32.26	24.54	33.65	18.98
2011
First quarter	29.25	21.05	36.71	27.67	36.45	23.29
Second quarter	32.95	27.55	41.89	35.41	39.50	29.92
Third quarter	31.20	16.02	41.62	20.75	36.98	26.50
Fourth quarter	22.60	13.72	28.22	17.49	30.44	20.38

	Price per H Share (HK$)		Price per ADS (US$)		Price per A Share (RMB)
	High	Low	High	Low	High	Low

2012
First quarter	20.15	15.72	25.81	20.56	26.54	20.61
Second quarter	17.48	11.60	22.32	14.68	25.66	18.38
Third quarter	13.78	9.92	17.57	12.64	19.76	16.91
Fourth quarter	13.16	11.00	17.11	14.16	19.30	15.08

Monthly highs and lows

2012
October	13.16	11.00	16.98	14.16	19.30	17.38
November	12.48	11.10	16.07	14.25	18.59	15.96
December	13.04	11.54	17.11	14.97	18.48	15.08

2013
January	14.48	12.90	18.57	16.77	18.99	17.40
February	13.54	11.28	17.40	14.49	20.18	17.08
March	12.00	10.32	15.34	13.53	19.51	16.47
April (through April 23, 2013)	10.56	8.56	13.77	10.93	17.25	15.5

As of December 31, 2012, a total of 1,958,400,000 H Shares were outstanding, of which approximately 129,153,800 H Shares or 6.6% of the outstanding H Shares, were held in the form of 12,915,380 ADSs. The outstanding ADSs were held collectively by 105 holders of record as of March 31, 2013.

Repurchase, Sale or Redemption of H shares

The shareholders at the 2012 first A shareholders’ meeting and the 2012 first H shareholders’ meeting, and the 2011 Annual General Meeting, each of which was held on June 22, 2012, resolved and granted the Board of Directors a general mandate to (i) repurchase H Shares up to 10% of the outstanding H Shares as of the date of the resolutions’ passage; and (ii) issue additional H shares up to 20% of the outstanding H Shares as of the date of the resolutions’ passage. During the mandate period, the Board of Directors may exercise the mandate based on our interests and market conditions, subject to the approvals of the relevant regulatory authorities and in compliance with laws, regulations and the Articles of Association. As of the date of this annual report, the general mandate to repurchase H Shares or issue additional H Shares has not been exercised.

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

Selected Summary of our Articles of Association

A copy of the English translation of our Articles of Association was filed with the Commission as an exhibit to our registration statement on Form F-1 under the Securities Act in connection with the global offering of our H Shares and related American Depositary Shares in 1997. The following table sets forth the dates our Articles of Association were amended or filed with the Commission, or both:

Date of Amendment to the Articles of Association	Filing
April 22, 2002	Appendix to 2001 20-F
June 25, 2004	Appendix to 2003 20-F
July 8, 2004	Appendix to 2004 20-F
June 28, 2005
August 22, 2005	Appendix to 2005 20-F
June 28, 2006	Appendix to 2006 20-F
November 10, 2006
June 15, 2007	Appendix to 2007 20-F
January 30, 2008
December 23, 2008	Appendix to 2008 20-F
June 26, 2009	Appendix to 2010 20-F
June 25, 2010
February 18, 2011
May 20, 2011
April 23, 2012	Appendix to 2011 20-F

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

Where a Director, supervisor or senior officer of the Company is in any way, directly or indirectly, materially interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the Company (other than his contract of service with the Company), he shall declare the nature and extent of his interests to the Board of Directors at the earliest opportunity, whether or not the contract, transaction or arrangement or proposal therefore is otherwise subject to the approval of the board of directors. Unless the interested director, supervisor or senior officer discloses his interests in accordance with the preceding sub-paragraph of this Article and the contract, transaction or arrangement is approved by the board of directors at a meeting in which the interested director, supervisor or senior officer is not counted as part of the quorum and refrains from voting, a contract, transaction or arrangement in which that Director, supervisor or senior officer is materially interested is voidable at the instance of the Company except as against a bona fide party thereto who did not have notice of the breach of duty by the interested director, supervisor or senior officer.

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

Description of the Shares and Shareholder Rights

As of December 31, 2012, our share capital structure consists of 4,918,400,000 ordinary shares, comprising

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

In addition, for so long as the H Shares are listed on the Hong Kong Stock Exchange, we are subject to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “HKSE Rules”), the Securities and Futures Ordinance of Hong Kong (the “SFO”) and the Hong Kong Code on Takeovers and Mergers and Share Repurchases. The Listing Agreement between us and the Hong Kong Stock Exchange further provides that we may not permit amendments to certain sections of the Articles of Association subject to the Mandatory Provisions. These sections include provisions relating to (i) varying the rights of existing classes of shares; (ii) voting rights; (iii) the power to purchase our own shares; (iv) rights of minority shareholders; and (v) procedures upon liquidation. In addition, certain amendments to the Articles of Association require the approval and assent of relevant PRC authorities.

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

Shareholders’ Meetings and Notices

Shareholders’ general meetings are divided into annual general meetings and extraordinary general meetings. Shareholders’ general meetings shall be convened by the Board of Directors. Annual general meetings are held once every year and within six months from the end of the preceding financial year. The Board of Directors is required to convene an extraordinary general meeting within two months of the occurrence of any one of the following events:

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

Recent Amendments to the Articles of Association

During the reporting period of this annual report, we made a number of amendments to our Articles of Association. At the second extraordinary general meeting for the year 2012 held on April 23, 2012, our shareholders approved amendments to our Articles of Association regarding the Board’s responsibilities in corporate governance and the management of guarantee procedure.

C.	Material Contracts

Amendment Deed to the Merger Proposal Deed

In March 2012, we and our subsidiary Yancoal Australia entered into an amendment to the merger proposal deed with Gloucester which we entered into in December 2011. The merger proposal deed and the amendment deed to the merger proposal deed were filed as Exhibit 4.6 and Exhibit 4.7 to the Form 20-F for the year ended December 31, 2011 which we filed with SEC on April 27, 2012.

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

The Renminbi currently is not a freely convertible currency. The SAFE, under the authority of the PBOC, controls the conversion of Renminbi into foreign currency. Under existing foreign exchange regulations, unless otherwise approved by the SAFE or exempted by relevant regulations, PRC enterprises must price and sell their goods and services in the PRC in Renminbi.

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

Taxation on Dividends

Individual investors. Under the Individual Income Tax Law of the PRC of 1993, as amended on June 30, 2011, and other applicable tax laws and regulations, dividends paid by Chinese companies to individuals are generally subject to a PRC withholding tax of 20%. Foreign persons are generally subject to a 20% withholding tax on the dividends received from Chinese companies, unless they are subject to tax relief under applicable taxation arrangement. The SAT issued the Notice on the Issues Concerning the Collection and Administration of Individual Income Tax Following the Repeal of Circular 45, under which both Hong Kong residents and Macau residents will generally be subject to a dividend withholding tax of 10% pursuant to the arrangement for the avoidance of double taxation signed between the PRC and Hong Kong.

Enterprises. According to the EIT Law and the Notice of the State Administration of Taxation on the Issues Concerning Withholding the Enterprise Income Tax on the Dividends Paid by Chinese Resident Enterprises to H Share Holders Which are Overseas Non-resident Enterprises (Guoshuihan [2008]No.897) promulgated on November 6, 2008, where a Chinese resident enterprise pays dividends for the year of 2008 or any year thereafter to its H shareholders that are overseas non-resident enterprises, it shall withhold the enterprise income tax thereon at the uniform rate of 10%. After receiving dividends, a non-resident enterprise shareholder may submit an application to the competent tax authority to claim any treatment under a relevant tax agreement (arrangement).

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

With respect to individual holders of H Shares, the Provisions for Implementing the Individual Income Tax Law of China, as amended, provides that the levy of individual income tax on the gains realized on the sale of shares will be regulated and separate rules will be drafted by the financial division of the State Council and subject to the approval from the State Council. However, to date, no such implementing measures have been promulgated by the Ministry of Finance, and no individual income tax on gains realized on sales of shares has been levied. On June 20, 1994, February 9, 1996 and March 30, 1998, the Ministry of Finance and the SAT issued notices providing that gains realized by individuals were temporarily exempt from individual income tax. If such exemption becomes inapplicable or is not renewed, a non-PRC enterprise shareholder might be subject to a 20% tax on capital gains under the Individual Income Tax Law of the PRC and its amendments.

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

The following summary describes the principal United States federal income tax consequences of purchasing, owning and disposing of the H Shares or ADSs. This summary only applies to U.S. holders, as defined below, who hold the H Shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986 as amended (the “Code”). This discussion does not address all of the U.S. federal income tax consequences relating to the ownership and disposition of the H Shares or ADSs, and does not take into account U.S. holders who may be subject to special rules including:

•	tax-exempt entities;

•	banks, financial institutions, and insurance companies;

•	real estate investment trusts, regulated investment companies and grantor trusts;

•	dealers or traders in securities, commodities or currencies;

•	U.S. holders liable for alternative minimum tax;

•	U.S. holders that own, actually or constructively, 10% or more of our voting stock;

•	persons who receive the H Shares or ADSs as compensation for services;

•	U.S. holders that hold the H Shares or ADSs as part of a straddle or a hedging or a conversion transaction;

•	“dual resident” corporations;

•	persons that generally mark their securities to market for US federal income tax purposes;

•	U.S. citizens or tax residents who are residents of the People’s Republic of China;

•	U.S. citizens or tax residents who are who are subject to Hong Kong profits tax;

•	certain U.S. expatriates; or

•	U.S. holders whose functional currency is not the U.S. dollar.

Moreover, this description does not address United States federal estate, gift or alternative minimum taxes or any state or local tax consequences of the purchase, ownership and disposition of the H Shares or ADSs. Each U.S. holder should consult its tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of H Shares and ADSs.

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

If a partnership (including any entity treated as a partnership for United States federal tax purposes) holds the H Shares or ADSs, the tax treatment of the partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If an investor is a partner in a partnership that holds H Shares or ADSs, such investor should consult its tax advisor. In general, if you hold ADSs, you will be treated as the owner of the H Shares represented by the ADSs. Exchanges of H shares for ADSs, and ADSs for H shares, generally will not be subject to United States federal income tax.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSIDERATIONS APPLICABLE TO THEM RELATING TO THE OWNERSHIP AND DISPOSITION OF THE H SHARES OR ADSs, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS OR NON-U.S. TAX LAWS, ANY CHANGES IN APPLICABLE TAX LAWS AND ANY PENDING OR PROPOSED LEGISLATION OR REGULATIONS.

Distributions on the H Shares or ADSs

Subject to the discussions below under “ — Passive Foreign Investment Company,” the gross amount of any distribution (without reduction for any PRC tax withheld) we make on the H Shares or ADSs will be includible in income as dividend income when the distribution is actually or constructively received by you. Because we do not calculate earnings and profits in accordance with U.S. tax principles, all distributions by us to U.S. Holders will generally be treated as dividends. Any dividend will not be eligible for the dividends-received deduction allowed to certain United States corporations in respect of dividends received from United States corporations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution.

The U.S. dollar amount of dividends received by certain non-corporate U.S. holders will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on H Shares or ADSs will be treated as qualified dividends if (a) certain holding period requirements are satisfied, (b) either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service, or IRS, has approved for the purposes of the qualified dividend rules, or (ii) the dividends are with respect to ADSs readily tradable on a U.S. securities market, and (c) provided that we are not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income PFIC rules (the “Treaty”) has been approved for the purposes of the qualified dividend rules. We are considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the New York Stock Exchange. Relevant U.S. holders should consult their tax advisors regarding whether such dividends will qualify for the reduced tax rate provided by the “qualified dividend” rules.

If we make a distribution paid in HK dollars, you will be considered to receive the U.S. dollar value of the distribution determined at the spot HK dollar/U.S. dollar exchange rate on the date such distribution is received actually or constructively by you, regardless of whether you convert the distribution into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is received to the date you convert the distribution into U.S. dollars will be treated as U.S. source ordinary income or loss.

Dividends received by a U.S. holder generally will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and will be categorized as “passive income” or, in the case of certain U.S. Holders as “general category income” for U.S. foreign tax credit purposes. We may be required to withhold PRC income tax on dividends paid to U.S. Holders on the H Shares or ADSs. Subject to various limitations, any PRC tax withheld from distributions in accordance with the Treaty may be deductible or creditable against your United States federal income tax liability.

You may not be able to claim a foreign tax credit (and instead may qualify to claim a deduction) for non-United States taxes imposed on dividends paid on the H Shares or ADSs if you (i) have held the H Shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, or (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale). The rules relating to the U.S. foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the effect of these rules in their particular circumstance.

Sale, Exchange or Other Disposition

Subject to the discussions below under “ — Passive Foreign Investment Company,” upon a sale, exchange or other disposition of the H Shares or ADSs, you will generally recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H Shares or ADSs. Any gain or loss will generally be treated as United States source gain or loss for foreign tax credit limitation purposes under the Code. Under the Treaty, if any PRC tax was to be imposed on any gain from the disposition of H Shares or ADSs, U.S. Holders maybe able to credit such taxes against their U.S. federal income tax liability under the U.S. foreign tax credit limitations of the Code since such gain generally would be “resourced” under Article 22(3) of the Treaty as foreign source income for U.S. foreign tax credit purposes. U.S. holders are urged to consult their tax advisors regarding the interaction of the foreign tax credit rules and Treaty “resourcing” rule.

If you are paid in a currency other than U.S. dollars, any gain or loss resulting from currency exchange fluctuations during the period from the date of the payment resulting from sale, exchange or other disposition is made to the date you convert the payment into U.S. dollars will be treated as United States source ordinary income or loss.

Passive Foreign Investment Company

A non-U.S. corporation is a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries:

•	75% or more of its gross income consists of passive income, such as dividends, interest, rents, royalties, and gains from the sale of assets that give rise to such income; or

•	50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income.

“Passive income” for this purpose includes, for example, dividends, interest, royalties, rents and gains from commodities and securities transactions. Passive income does not include rents and royalties derived from the active conduct of a trade or business. If the stock of a non-U.S. corporation is publicly traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income for purposes of the PFIC income and asset tests.

Based on the current and anticipated composition of our assets and income and current expectations regarding the price of the H Shares and ADSs, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2012 taxable year and we do not intend to become or anticipate becoming a PFIC for any future taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard for the current or any future taxable years. Changes in the nature of our income or assets or a decrease in the trading price of the H Shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year. If we were a PFIC in any year during a U.S. holder’s holding period for the H Shares or ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. holder owned the shares.

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

These adverse tax consequences may be mitigated if the U.S. Holder is eligible and does elect to annually mark-to-market the H Shares or ADSs. If a U.S. Holder makes a mark-to-market election, such holder will generally include as ordinary income the excess, if any, of the fair market value of the H Shares or ADSs at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the H Shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included in income as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of the H Shares or ADSs will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. The H Shares or ADSs may qualify as “marketable stock” because the ADSs are listed on the New York Stock Exchange.

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

Alternatively, a timely election to treat us as a qualified electing fund would avoid the foregoing rules with respect to excess distributions and dispositions. You should be aware, however, that if we become a PFIC, we do not intend to satisfy the record keeping requirements that would permit you to make a qualified electing fund election.

If you own the H Shares or ADSs during any year that we are a PFIC, you must file IRS Form 8621. The reduced tax rate for dividend income, as discussed above under “— Distributions on the H Shares or ADSs,” is not applicable to a dividend paid by us if we are a PFIC for either the taxable year in which the dividend is paid or the preceding year. We encourage you to consult your own tax advisor concerning the United States federal income tax consequences of holding the H Shares or ADSs that would arise if we were considered a PFIC.

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

New Legislation

Newly enacted legislation requires certain U.S. holders that are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. holders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common stock. In addition, for taxable years beginning after March 18, 2010, new legislation requires certain U.S. holders that hold certain foreign financial assets to report information relating to such assets subject to certain exceptions. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties. Each U.S. holder should consult its tax advisor regarding the effect, if any, of this legislation on its ownership and disposition of H Shares or ADSs.

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

Hong Kong Stamp Duty

Hong Kong stamp duty is payable by each of the seller and the purchaser for every sold note and every bought note created for every sale and purchase of the H shares. Stamp duty is charged at the total rate of 0.2% of the higher of the consideration for the sale and purchase or the value of the H shares transferred (the buyer and seller each paying half of such stamp duty). In addition, a fixed duty of HK$5 is currently payable on an instrument of transfer of H shares. If one of the parties to a sale is a non-resident of Hong Kong and does not pay the required stamp duty, the stamp duty not paid will be assessed on the instrument of transfer (if any), and the transferee will be liable for payment of such stamp duty.

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

I.	Subsidiaries

As of December 31, 2012, we owned the following significant subsidiaries:

Name of subsidiary	Country of incorporation/ registration	Issued and fully paid capital/ registered capital	Proportion of registered capital/issued share capital held by us		Proportion of voting power held	Principal activities
			Directly	Indirectly
Moolarben Coal Mines Pty Limited	Australia	A$1	—	100%	100%	Coal business development
White Mining (NSW) Pty Limited	Australia	A$10	—	100%	100%	Coal mining and sales
Yancoal Australia Limited	Australia	A$656,700,717	78%	—	78%	Investment holding
Yanzhou Coal Ordos Neng Hua Company Limited	PRC	RMB3,100,000,000	100%	—	100%	Coal resources exploration in Inner Mongolia and construction of 600,000-tonne methanol project
Yancoal Resources Limited	Australia	A$446,410,000	—	100%	100%	Coal mining, sales and exploration
Austar Coal Mine Pty Limited	Australia	A$64,000,000	—	100%	100%	Coal mining and sales
Syntech Resources P/L	Australia	A$1,251,431	—	100%	100%	Coal mining and sales

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

Commodity Price Risk

Price fluctuations may directly affect our operating and financial performance. We have historically experienced substantial price fluctuations and believe these fluctuations will continue. We primarily face risk relating to coal price fluctuations, and to a lesser extent methanol price fluctuations. For the years ended December 31, 2010, 2011 and 2012, the average selling price of our coal products in the PRC was RMB663.5, RMB707.7 and RMB599.3 per tonne, respectively. The periodic fluctuation in coal prices was caused by factors such as general economic conditions, supply and demand and the level of global inventories. The average selling price of our coal fluctuated in the past three years and it may continue to fluctuate as a result of pricing guidelines announced by the government authorities from time to time, temporary price controls, general economic conditions, supply and demand and the level of global inventories, which may, in turn, adversely affect our results of operations and financial condition.

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

The Company monitors its interest rate exposure and has entered into contracts with three banks to hedge a proportion of borrowings issued at variable interest rates through the use of floating-to-fixed interest rate swap contracts. As of December 31, 2012, the outstanding notional amount of these interest rate swap contracts was approximately RMB6,285 million (US$1,000 million). These interest rate swap contracts mature within four years from the date of the contract and have a hedge period of three months with fixed rates of approximately 2.75%, 2.42% and 2.41% and a floating rate of LIBOR + 0.75% for the three contracts, respectively. The noncurrent portion of the derivatives is not material and is included in the current portion.

As of December 31, 2012, our Australian subsidiaries had not entered into any contracts with banks to hedge a portion of borrowings issued at variable interest rates through the use of floating-to-fixed interest rate swap contracts.

We have prepared a sensitivity analysis to assess the impact of interest rate fluctuations on our 2012 operating results, assuming the financial instruments outstanding at the end of the reporting period were outstanding for the whole year and all the variables were held constant, including the interest rate fluctuations of the PBOC rate and LIBOR discussed above. Based on this analysis, we estimate that an increase in interest rates of 1% would have decreased our reported net income attributable to our equity holders for 2012 by approximately RMB176.7 million.

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

The sales and costs of each entity in our Company are generally denominated in the functional currency of the relevant entity. Accordingly, we are not exposed to significant foreign currency risk attributable to operations. However, our results have been significantly affected by volatility in exchange rates affecting the fair value of our foreign currency-denominated bank borrowings, giving rise to substantial exchange gains and losses. The table below sets forth the foreign currency-denominated assets and liabilities of the Company and its Subsidiaries that are in currencies other than the functional currency of the entity that carries such assets or liabilities on its balance sheet as of December 31, 2012.

	Liabilities		Assets
	2012	2011	2012	2011
	(foreign currencies converted and denominated in RMB millions)
United States Dollars (US$)	18,294.7	19,309.8	2.267.9	1,025.7
Euro (“EUR”)	1,083.9	—	0.1	0.2
Hong Kong Dollar (HK$)	—	—	0.06	0.5
Notional amounts to sell US$ foreign exchange contracts used for hedging	1,599.7	1,996.3	4.536.7	2,836.0
Notional amounts of buy EUR foreign exchange contracts used for hedging	—	—	165.7	—
Notional amounts of buy British pound foreign exchange contracts used for hedging	—	—	2.9	—

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

The following table sets forth the sensitivity analysis of the relevant foreign currencies of the periods indicated:

	US$(1)		HK$(1)
	2012	2011	2012	2011
	(RMB in millions)

Increase (decrease) to profit and loss

- if RMB weakens against respective foreign currency	218.2	14.3	0.002	0.02

- if RMB strengthens against respective foreign currency	(218.2)	(14.3)	(0.002)	(0.02)

	US$(2)
	2012	2011
	(RMB in millions)

Increase (decrease) to profit and loss

- if AUD weakens against respective foreign currency	(758.9)	(873.6)

- if AUD strengthens against respective foreign currency	758.9	873.6

Increase (decrease) to profit attributable to the equity holders of the Company

- if AUD weakens against respective foreign currency	(538.2)	(680.6)

- if AUD strengthens against respective foreign currency	538.2	680.6

(1)	Reflects primarily our exposure outstanding on bank deposits and loans to foreign operations or subsidiaries denominated in U.S. dollars and Hong Kong dollars as of the year end.
(2)	Reflects primarily the exposure outstanding on the loans to foreign operations within the Company, foreign currency bank borrowings and derivative financial instruments where the denomination of the loan is in a currency other than the functional currency of the borrower.

During the year ended December 31, 2012, our subsidiaries in Australia entered into forward foreign exchange contracts to sell or purchase specified amounts of foreign currencies in the future at stipulated exchange rates. The objective of entering into the forward foreign exchange contracts is to reduce the foreign exchange rate-related volatility of revenue streams and capital expenditures and thereby assist in our risk management. These contracts are to sell or purchase U.S. dollars with Australian dollars. The outstanding contracts to sell U.S. dollars hedge highly probable forecasted sales of coal. Cash flows and any impact to profit or loss arising from all the foreign exchange contracts are expected to occur within one year from the balance sheet date.

As of December 31, 2012, the outstanding notional amount to sell U.S. dollars and buy Australian dollars was approximately RMB5,390 million and RMB746 million, respectively, all maturing within one year with forward rates ranging approximately from US$1.00 = A$0.9755 to US$1.00 = A$1.0013 and floor price and ceiling price of US$1.00 = A$0.934 and US$1.00 = A$1.055, respectively.

As of December 31, 2012, the outstanding notional amount to sell Australian dollars and buy Euro was approximately RMB51 million, maturing within one year with a forward rate at A$1.00 = €0.99926.

As of December 31, 2012, the outstanding notional amount to sell Australian dollars and buy British Pounds was approximately RMB3 million, maturing within one year with forward rate at A$1.00 = £0.99948.

As of December 31, 2012, the outstanding notional amount to sell United States dollars and buy Euro was approximately RMB114 million maturing within one year with forward rates ranging from US$1.00 = €1.00013 to US$1.00 = €1.00031.

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

Inflation Risk

The recent global economic slowdown and turmoil in the global financial markets that began in the second half of 2008 have had a negative impact on the PRC economy, including increases in the inflation rate as measured by the consumer price index. According to the National Bureau of Statistics of the PRC, the change in the Consumer Price Index in China was 3.3%, 5.4% and 2.6% in 2010, 2011 and 2012, respectively. Inflation generally results in an increase of fuel prices, which is a component of our cost of sales. An increase in the price of fuel could lead to a corresponding increase in the cost of our coal production and have a material adverse effect on our business and results of operations.

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

The Bank of New York Mellon, as depositary, has agreed to waive certain standard fees related to the administration of our ADR program and investor relationship programs. From January 1, 2012 to December 31 2012, the total amount of the fees that were waived was US$131,916.11.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2012, we were not in default, in arrears or otherwise delinquent in the payment of principal or interest of any indebtedness or dividends.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our general manager and chief financial officer, our management evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as amended) as of December 31, 2012. Based on the evaluation described below, our general manager and chief financial officer concluded that, as of that date, our disclosure controls and procedures were effective.

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

Management conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Management’s assessment of the control over financial reporting excluded Gloucester Coal Limited and its subsidiaries which was acquired on June 27, 2012. This acquisition constitutes 9% and 3% of total assets and revenue, respectively, of the consolidated financial statements of Yanzhou Coal Mining Company Limited as of and for the year ended December 31, 2012. Management concluded that it was not possible to conduct an assessment on the effectiveness of the internal control over financial reporting of Gloucester Coal Limited and its subsidiaries in the period between June 27, 2012 and the date of management’s assessment. Under guidelines established by the Securities and Exchange Commission, companies are allowed to exclude the newly acquired business from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired companies. Based on this assessment, management concluded that, as of December 31, 2012, the Company’s internal control over financial reporting was effective based on those criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by Grant Thornton, our independent registered public accounting firm, as stated in their report which is included herein.

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

Upon approval at the 2011 Annual General Meeting held on June 22, 2012, Grant Thornton firms (i.e. Grant Thornton and Grant Thornton Hong Kong) and ShineWing Certified Public Accountants were appointed as our international and domestic auditors, respectively, for the year ended December 31, 2012. Grant Thornton Hong Kong and Grant Thornton audit the financial statements of the Company with respect to the listing of the H shares on the Hong Kong Stock Exchange and reporting requirements of the Hong Kong Stock Exchange and the listing of the ADSs on the NYSE and reporting requirements of the SEC and the NYSE, respectively. Grant Thornton is therefore the principal auditor for the purpose of this filing.

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

The following table sets forth the aggregate audit fees of our principal accountants for periods indicated:

	Audit Fees
	(RMB)	(AUD)
2011	7,300,000	800,000
2012	7,300,000	1,350,000

In addition, we also paid RMB500,000 to our principal accountants as internal control assessment fees in 2012 for services provided in evaluating the internal control system of the Company.

Audit-related Fees, Tax Fees, All Other Fees

In 2012, we paid our principal accountants fees of RMB1,500,000 for our US$ Bond Offering. We did not incur other audit-related fees, tax fees or other fees for professional service rendered by our principal accountants during the last two fiscal years.

Audit Committee Pre-Approval Policies and Procedures

The audit committee of our Board of Directors is responsible for, among other things, the recommendation or termination of external auditors subject to the requirements of applicable domestic and overseas listing rules and regulations. Before our principal accountants were engaged by the Company or our subsidiaries to render audit or non-audit services, their respective engagements were approved by our audit committee. All of the audit services provided by Grant Thornton (SEC principal auditor), Grant Thornton Hong Kong (Hong Kong H Share auditor) and ShineWing Certified Public Accountants (China domestic statutory auditor) in 2012 were pre-approved by our audit committee.

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

Not applicable.

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

As of the date of this annual report, 52.86% of the voting rights in the Company are held by our controlling shareholder, the Yankuang Group. We therefore are not required to comply with the majority of independent directors requirement of Section 303A.01 when forming our board of directors. Moreover, we are not required to form a nominating, corporate governance and compensation committee composed entirely of independent directors under the requirements of Sections 303A.04 and 303A.05.

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

As a foreign private issuer, we are subject to more than one set of corporate governance requirements, including those applicable in our home country. In the table below, we set out material differences between our corporate governance practices and the NYSE’s corporate governance requirements:

	NYSE Listed Company Manual Requirements on Corporate Governance	Our Practice
Non-executive directors must meet at regularly scheduled executive sessions without management	Section 303A.03 requires non-executive directors of each listed company to meet at regularly scheduled executive sessions without management participation.	There is no identical corporate governance requirement in the PRC. We have established a reporting system to the Board to ensure that the Directors stay informed of our business and operations. We believe that convening board meetings on a regularly basis offers non-executive directors an effective forum to opine their views and engage in full and open discussions regarding our business affairs.

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

YANZHOU COAL MINING COMPANY LIMITED
(Registrant)

Date: April 29, 2013	By:	/s/ Zhang Yingmin
	Name:	Zhang Yingmin
	Title:	General Manager

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

AND REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

YANZHOU COAL MINING COMPANY LIMITED 兖州煤业股份有限公司

(A joint stock company with limited liability established in the People’s Republic of China)

We have audited the accompanying consolidated balance sheets of Yanzhou Coal Mining Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) as of December 31, 2012 and 2011, and the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated April 29, 2013 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

/s/ Grant Thornton

Beijing, People’s Republic of China

April 29, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

YANZHOU COAL MINING COMPANY LIMITED 兖州煤业股份有限公司

(A joint stock company with limited liability established in the People’s Republic of China)

We have audited the internal control over financial reporting of Yanzhou Coal Mining Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. As indicated in Management’s Report on Internal Control Over Financial Reporting, Gloucester Coal Limited was acquired during the year ended December 31, 2012, and management’s assertion on the effectiveness of the Group’s internal control over financial reporting excluded internal control over financial reporting of Gloucester Coal Limited, whose consolidated financial statements reflect total assets and revenues constituting 9 percent and 3 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2012. Our audit of, and the opinion on, the Company’s internal control over financial reporting also excludes internal control over financial reporting of Gloucester Coal Limited.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Group as of and for the year ended December 31, 2012, and our report dated April 29, 2013 expressed an unqualified opinion on those financial statements.

/s/ Grant Thornton

Beijing, People’s Republic of China

April 29, 2013

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
	NOTES	2012	2011	2010
		RMB’000	RMB’000	RMB’000
GROSS SALES OF COAL	7	56,200,600	45,181,229	32,590,911
RAILWAY TRANSPORTATION SERVICE INCOME		464,068	476,852	513,282
GROSS SALES OF ELECTRICITY POWER		323,646	327,969	185,542
GROSS SALES OF METHANOL		1,117,952	1,059,323	629,290
GROSS SALES OF HEAT SUPPLY		39,918	20,467	25,227

TOTAL REVENUE		58,146,184	47,065,840	33,944,252

TRANSPORTATION COSTS OF COAL	7	(2,104,225)	(1,248,268)	(1,160,470)
COST OF SALES AND SERVICE PROVIDED	8	(41,961,540)	(25,725,294)	(16,801,323)
COST OF ELECTRICITY POWER		(330,803)	(362,472)	(195,536)
COST OF METHANOL		(911,203)	(930,239)	(716,802)
COST OF HEAT SUPPLY		(25,130)	(13,777)	(12,490)

GROSS PROFIT		12,813,283	18,785,790	15,057,631

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	9	(7,987,636)	(6,570,203)	(5,093,442)
SHARE OF PROFIT OF ASSOCIATES	29	141,986	68,939	8,870
SHARE OF LOSS OF JOINTLY CONTROLLED ENTITIES	32	(103,217)	—	(462)
OTHER INCOME	10	2,930,445	1,075,765	3,108,081
INTEREST EXPENSES	11	(1,448,679)	(839,305)	(603,343)

PROFIT BEFORE INCOME TAXES	13	6,346,182	12,520,986	12,477,335

INCOME TAXES	12	(123,937)	(3,545,379)	(3,171,043)

PROFIT FOR THE YEAR		6,222,245	8,975,607	9,306,292

Attributable to:
Equity holders of the Company		6,218,969	8,928,102	9,281,386
Non-controlling interests		3,276	47,505	24,906

		6,222,245	8,975,607	9,306,292

EARNINGS PER SHARE, BASIC AND DILUTED	16	RMB 1.26	RMB 1.82	RMB 1.89

EARNINGS PER ADS, BASIC AND DILUTED	16	RMB 12.64	RMB 18.15	RMB 18.87

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Profit for the year	6,222,245	8,975,607	9,306,292

Other comprehensive income (after income tax):

Available-for-sales investments:
Change in fair value	(5,923)	(20,763)	(87,270)
Deferred taxes	1,481	5,190	21,818

	(4,442)	(15,573)	(65,452)

Cash flow hedges:
Cash flow hedge amounts recognized in other comprehensive income	110,196	(213,459)	54,532
Reclassification adjustments for amounts transferred to income statement (included in selling, general and administrative expenses)	(26,501)	12,627	(6,576)
Deferred taxes	(28,641)	62,073	(24,350)

	55,054	(138,759)	23,606

Share of other comprehensive income of associates	90	—	1,107
Exchange difference arising on translation of foreign operations	297,721	(569,310)	173,415

Other comprehensive income (loss) for the year	348,423	(723,642)	132,676

Total comprehensive income for the year	6,570,668	8,251,965	9,438,968

Attributable to:
Equity holders of the Company	6,567,392	8,204,460	9,414,110
Non-controlling interests	3,276	47,505	24,858

	6,570,668	8,251,965	9,438,968

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

		At December 31,
	NOTES	2012	2011
		RMB’000	RMB’000
ASSETS

CURRENT ASSETS
Bank balances and cash	17	12,717,358	8,145,297
Term deposits	17	3,186,957	9,543,214
Restricted cash	17	190,090	21,076
Bills and accounts receivable	18	7,459,603	7,312,074
Royalty receivable	19	114,798	—
Inventories	20	1,565,531	1,391,247
Prepayments and other receivables	21	4,196,999	3,624,879
Prepaid lease payments	22	18,418	18,975
Prepayment for resources compensation fees	23	—	3,356
Derivative financial instruments	38	90,731	104,910
Tax recoverable		293,006	4,637
Overburden in advance	26	448,889	261,441

TOTAL CURRENT ASSETS		30,282,380	30,431,106

NON-CURRENT ASSETS
Intangible assets	24	33,634,245	26,205,619
Prepaid lease payments	22	695,675	713,425
Prepayment for resources compensation fees	23	—	5,309
Property, plant and equipment	25	39,503,103	31,273,824
Goodwill	27	2,573,811	1,866,037
Investments in securities	28	207,076	372,800
Interests in associates	29	2,624,276	1,683,897
Interests in jointly controlled entities	32	1,086,985	19,453
Restricted cash	17	—	387,066
Long term receivables	30	2,001,458	300,083
Royalty receivable	19	1,234,649	—
Deposits made on investments	31	3,253,381	2,557,807
Deferred tax assets	41	5,605,284	1,335,165

TOTAL NON-CURRENT ASSETS		92,419,943	66,720,485

TOTAL ASSETS		122,702,323	97,151,591

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bills and accounts payable	34	6,811,760	2,240,844
Other payables and accrued expenses	35	9,013,797	7,344,815
Provision for land subsidence, restoration, rehabilitation and environmental costs	36	3,291,857	2,856,229
Amount due to Parent Company and its subsidiary companies		93,712	352,625
Borrowings - due within one year	37	7,712,592	19,588,496
Long term payable and provision - due within one year	40	399,553	3,205
Derivative financial instruments	38	128,077	222,089
Tax payable		1,171,341	2,113,168

TOTAL CURRENT LIABILITIES		28,622,689	34,721,471

NON-CURRENT LIABILITIES
Borrowings - due after one year	37	33,283,790	14,869,324
Deferred tax liability	41	7,730,127	3,895,304
Provision for land subsidence, restoration, rehabilitation and environmental costs	36	478,409	325,414
Contingent value rights shares liabilities	39	1,432,188	—
Long term payable and provision - due after one year	40	2,063,922	15,028

TOTAL NON-CURRENT LIABILITIES		44,988,436	19,105,070

TOTAL LIABILITIES		73,611,125	53,826,541

Capital and reserves
Share capital	42	4,918,400	4,918,400
Reserves		40,907,956	37,716,090

Equity attributable to equity holders of the Company		45,826,356	42,634,490
Non-controlling interests		3,264,842	690,560

TOTAL EQUITY		49,091,198	43,325,050

TOTAL LIABILITIES AND EQUITY		122,702,323	97,151,591

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Future development fund	Statutory common reserve fund	Translation reserve	Investment revaluation reserve	Cash flow hedge reserve	Retained earnings	Attributable to equity holders of the Company	Non- controlling interests	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(note 42)		(note 42)	(note 42)				(note 42)
Balance at January 1, 2010	4,918,400	2,981,002	3,261,874	3,204,455	19,015	151,868	6,882	14,608,311	29,151,807	102,486	29,254,293
Profit for the year	—	—	—	—	—	—	—	9,281,386	9,281,386	24,906	9,306,292
Other comprehensive income :
- Fair value change of available-for-sale investments	—	—	—	—	—	(65,452)	—	—	(65,452)	—	(65,452)
- Cash flow hedge reserve recognized	—	—	—	—	—	—	23,606	—	23,606	—	23,606
- Exchange difference arising on translation of foreign operations	—	—	—	—	173,463	—	—	—	173,463	(48)	173,415
- Share of other comprehensive income of associates	—	—	—	—	—	1,107	—	—	1,107	—	1,107

Total comprehensive income for the year	—	—	—	—	173,463	(64,345)	23,606	9,281,386	9,414,110	24,858	9,438,968
Transactions with owners
- Disposal of a joint venture and subsidiaries	—	—	—	—	—	—	—	—	—	(23,325)	(23,325)
- Appropriations to reserves	—	—	398,750	665,965	—	—	—	(1,064,715)	—	—	—
- Dividends	—	—	—	—	—	—	—	(1,229,600)	(1,229,600)	(1,871)	(1,231,471)
- Acquisition of non-controlling interests	—	—	—	—	—	—	—	(4,431)	(4,431)	4,417	(14)

Total transactions with owners	—	—	398,750	665,965	—	—	—	(2,298,746)	(1,234,031)	(20,779)	(1,254,810)

Balance at December 31, 2010	4,918,400	2,981,002	3,660,624	3,870,420	192,478	87,523	30,488	21,590,951	37,331,886	106,565	37,438,451

Balance at January 1, 2011	4,918,400	2,981,002	3,660,624	3,870,420	192,478	87,523	30,488	21,590,951	37,331,886	106,565	37,438,451
Profit for the year	—	—	—	—	—	—	—	8,928,102	8,928,102	47,505	8,975,607
Other comprehensive income :
- Fair value change of available-for-sale investments	—	—	—	—	—	(15,573)	—	—	(15,573)	—	(15,573)
- Cash flow hedge reserve recognized	—	—	—	—	—	—	(138,759)	—	(138,759)	—	(138,759)
- Exchange difference arising on translation of foreign operations	—	—	—	—	(569,310)	—	—	—	(569,310)	—	(569,310)

Total comprehensive income for the year	—	—	—	—	(569,310)	(15,573)	(138,759)	8,928,102	8,204,460	47,505	8,251,965
Transactions with owners
- Appropriations to reserves	—	—	490,161	681,340	—	—	—	(1,171,501)	—	—	—
- Dividends	—	—	—	—	—	—	—	(2,901,856)	(2,901,856)	(440)	(2,902,296)
- Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	536,930	536,930

Total transactions with owners	—	—	490,161	681,340	—	—	—	(4,073,357)	(2,901,856)	536,490	(2,365,366)

Balance at December 31, 2011	4,918,400	2,981,002	4,150,785	4,551,760	(376,832)	71,950	(108,271)	26,445,696	42,634,490	690,560	43,325,050

Balance at January 1, 2012	4,918,400	2,981,002	4,150,785	4,551,760	(376,832)	71,950	(108,271)	26,445,696	42,634,490	690,560	43,325,050
Profit for the year	—	—	—	—	—	—	—	6,218,969	6,218,969	3,276	6,222,245
Other comprehensive income :
- Fair value change of available-for-sale investments	—	—	—	—	—	(4,442)	—	—	(4,442)	—	(4,442)
- Cash flow hedge reserve recognized	—	—	—	—	—	—	55,054	—	55,054	—	55,054
- Exchange difference arising on translation of foreign operations	—	—	—	—	297,721	—	—	—	297,721	—	297,721
- Share of other comprehensive income of associates	—	—	—	—	—	90	—	—	90	—	90

Total comprehensive income for the year	—	—	—	—	297,721	(4,352)	55,054	6,218,969	6,567,392	3,276	6,570,668
Transactions with owners
- Appropriations to reserves	—	—	645,219	423,618	—	—	—	(1,068,837)	—	—	—
- Dividends	—	—	—	—	—	—	—	(2,803,488)	(2,803,488)	(47,095)	(2,850,583)
- Contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	49,000	49,000
- Disposal of partial interests in Yancoal Australia	—	—	—	—	—	—	—	(430,971)	(430,971)	2,569,101	2,138,130
- Deferred Tax arising from the restructuring of Australian subsidiaries	—	—	—	—	—	—	—	(141,067)	(141,067)	—	(141,067)

Total transactions with owners	—	—	645,219	423,618	—	—	—	(4,444,363)	(3,375,526)	2,571,006	(804,520)

Balance at December 31, 2012	4,918,400	2,981,002	4,796,004	4,975,378	(79,111)	67,598	(53,217)	28,220,302	45,826,356	3,264,842	49,091,198

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	NOTES	2012	2011	2010
		RMB’000	RMB’000	RMB’000
OPERATING ACTIVITIES

Profit before income taxes		6,346,182	12,520,986	12,477,335
Adjustments for:
Interest expenses		1,448,679	839,305	603,343
Interest income		(722,336)	(357,708)	(187,189)
Dividend income		(3,702)	(2,433)	(4,504)
Net unrealized foreign exchange (gain) losses		(1,366,698)	244,655	(2,180,277)
Depreciation of property, plant and equipment		2,819,404	2,266,017	2,426,626
Release of prepaid lease payments		18,363	19,018	17,958
Amortization of prepayment for resources compensation fees		—	3,355	3,949
Bargain purchase		(1,269,269)	—	—
Amortization of intangible assets		1,177,595	720,008	349,655
Provision (reversal) of impairment loss on accounts receivable and other receivables		6,452	(101)	(4,923)
Impairment loss on inventories		140,883	—	4,411
Impairment loss on property, plant and equipment		226,925	281,994	97,559
Impairment loss on intangibles assets		417,214	—	—
Impairment loss on goodwill		17,625	—	—
Share of loss of jointly controlled entities		103,217	—	—
Share of income of associates		(141,986)	(68,939)	(8,870)
Gain on disposal of a joint venture and subsidiaries		—	—	(117,928)
Loss on fair value change of contingent value rights shares liabilities		79,423	—	—
(Gain) loss on disposal of property, plant and equipment		(9,862)	108,627	16,937
Written off of property, plant and equipment		—	—	1,491

Operating cash flows before movements in working capital		9,288,109	16,574,784	13,495,573

(Increase) decrease in bills and accounts receivable		(93,403)	2,800,237	(5,286,147)
(Increase) decrease in inventories		(58,993)	403,324	(728,026)
Movement in land subsidence, restoration, rehabilitation and environmental cost		484,739	556,706	838,510
Movement in overburden cost		(180,497)	(121,690)	224,546
Increase in prepayments and other current assets		(186,137)	(870,492)	(694,726)
Increase (decrease) in bills and accounts payable		246,081	537,775	(160,240)
Increase in other payables and accrued expenses		412,693	531,298	153,893
(Decrease) increase in long-term payable and provision		(93,090)	(16,327)	5,654

Cash generated from operations		9,819,502	20,395,615	7,849,037

Income taxes paid		(2,684,720)	(2,155,602)	(2,038,697)
Interest paid		(1,296,338)	(608,601)	(602,743)
Interest received		645,840	343,431	187,561
Dividend received		3,702	2,433	4,646
Dividend received from an associate		15,624	—	—

NET CASH FROM OPERATING ACTIVITIES		6,503,610	17,977,276	5,399,804

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS—Continued

		Year ended December 31,
	NOTES	2012	2011	2010
		RMB’000	RMB’000	RMB’000
INVESTING ACTIVITIES

Decrease (increase) in term deposits		6,356,257	(6,975,492)	648,975
Purchase of property, plant and equipment		(6,230,426)	(8,619,515)	(3,576,136)
Decrease (increase) in restricted cash		223,525	1,002,057	(874,643)
Increase in long term receivables		(349,217)	(300,083)	—
Increase in deposit made on investments		(695,574)	(394,128)	(3,125,753)
Proceeds on disposal of property, plant and equipment		226,876	57,956	205,446
Acquisition of non-controlling interests of Shanxi Tianhao		—	—	(14)
Acquisition of Beisu and Yangcun	45	(816,011)	—	—
Acquisition of Gloucester	46	237,315	—	—
Acquisition of three subsidiaries	47	—	—	(133,000)
Investments in securities		—	(169,121)	(16,257)
Investments in associates		(810,000)	(540,000)	(125,000)
Acquisition of An Yuan Coal Mine	48	—	(355,000)	—
Acquisition of additional interests in a joint venture	49	—	(1,494,767)	—
Acquisition of Syntech	50	—	(1,316,174)	—
Acquisition of Premier Coal and Wesfarmers Char	51	—	(2,057,276)	—
Acquisition of Xintai	52	—	(2,751,557)	—
Proceeds on disposal of a joint venture and subsidiaries	53	—	—	1,147,821
Acquisition of potash mineral exploration permits		—	(1,645,227)	—
Purchase of intangible assets		(1,330,117)	(52,648)	(35,352)
Purchase of land use rights		—	—	(442)

NET CASH USED IN INVESTING ACTIVITIES		(3,187,372)	(25,610,975)	(5,884,355)

FINANCING ACTIVITIES

Dividends paid		(2,803,488)	(2,901,856)	(1,229,600)
Proceeds from bank borrowings		12,281,525	16,712,320	1,110,954
Repayment of bank borrowings		(17,338,107)	(4,367,079)	(655,528)
Repayment of other borrowings		(2,225,731)	—	(584,478)
Expenses arising from acquisition of Gloucester		(33,867)	—	—
Proceeds from issuance of guaranteed notes		11,262,900	—	—
Dividends paid to non-controlling interests of a subsidiary		(47,095)	(2,408)	(1,871)
Contribution from non-controlling interests		49,000	—	—

NET CASH FROM (USED IN) FINANCING ACTIVITIES		1,145,137	9,440,977	(1,360,523)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		4,461,375	1,807,278	(1,845,074)
CASH AND CASH EQUIVALENTS, AT JANUARY 1		8,145,297	6,771,314	8,522,399
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		110,686	(433,295)	93,989

CASH AND CASH EQUIVALENTS, AT DECEMBER 31, REPRESENTED BY BANK BALANCES AND CASH		12,717,358	8,145,297	6,771,314

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

Organization and principal activities

Yanzhou Coal Mining Company Limited (the “Company”) is established as a joint stock company with limited liability in the People’s Republic of China (the “PRC”). In April 2001, the status of the Company was changed to that of a Sino-foreign joint stock limited company. The Company’s A shares are listed on the Shanghai Stock Exchange (“SSE”), its H shares are listed on The Stock Exchange of Hong Kong (the “SEHK”), and its American Depositary Shares (“ADS”, one ADS represents 10 H shares) are listed on the New York Stock Exchange, Inc. The address of the registered office and principal place of business of the Company is 298 Fushan South Road, Zoucheng, Shandong Province, PRC.

The Company operates eight coal mines, namely the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine, Jining II coal mine (“Jining II”), Jining III coal mine (“Jining III”), Beisu coal mine (“Beisu”) and Yangcun coal mine (“Yangcun”) as well as a regional rail network that links these mines with the national rail network. The Company’s parent and ultimate holding company is Yankuang Group Corporation Limited (the “Parent Company”), a state-owned enterprise in the PRC.

The principal activities of the Company’s associates, joint controlled entities and joint ventures are set out in notes 29, 32 and 33 respectively.

As at December 31, 2012, the Group had net current assets of RMB1,659,691,000 (2011: net current liabilities of RMB4,290,365,000) and total assets less current liabilities of RMB94,079,634,000 (2011: RMB62,430,120,000).

Acquisitions and establishment of major subsidiaries

In 2006, the Company acquired 98% equity interest in Yankuang Shanxi Neng Hua Company Limited (“Shanxi Neng Hua”) and its subsidiaries (collectively referred as the “Shanxi Group”) from the Parent Company at cash consideration of RMB733,346,000. In 2007, the Company further acquired the remaining 2% equity interest in Shanxi Neng Hua from a subsidiary of the Parent Company at cash consideration of RMB14,965,000. The principal activities of Shanxi Group are to invest in heat and electricity, manufacture and sale of mining machinery and engine products, coal mining and the development of integrated coal technology.

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

In 2004, the Company acquired 95.67% equity interest in Yanmei Heze Company Limited (“Heze”) from the Parent Company at cash consideration of RMB584,008,000. The principal activities of Heze are to exploit and sale of coal in Juye coal field. The equity interests held by the Company increased to 96.67% after the increase of the registered capital of Heze in 2007. The equity interests held by the Company increased to 98.33% after the increase of the registered capital of RMB1.5 billion in 2010.

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

In 2009, the Company entered into a binding scheme implementation agreement with Felix Resources Limited (“Felix”), a corporation incorporated in Australia with shares listed on the Australian Securities Exchange (“ASX”), to acquire all the shares of Felix in cash of approximately AUD3,333 million. The principal activities of Felix are exploring and extracting coal resources, operating, identifying, acquiring and developing resource related projects that primarily focus on coal in Australia. This acquisition was completed in 2009. In 2011, Felix Resources Limited was renamed as Yancoal Resources Limited (“Yancoal Resources”).

In 2009, the Company invested RMB500 million to set up a wholly-owned subsidiary located in Inner Mongolia, Yanzhou Coal Ordos Neng Hua Company Limited (“Ordos”). Ordos is a limited liability company incorporated in the PRC with the objectives of production and sale of methanol and other chemical products. In 2011, the Company invested additional equity in the registered capital of Ordos of RMB2.6 billion. The Company also acquired Yiginhuoluo Qi Nalin Tao Hai Town An Yuan Coal Mine (“An Yuan Coal Mine”) at a consideration of RMB1,435,000,000.

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

In 2011, Ordos acquired 80% equity interest of Inner Mongolia Xintai Coal Mining Company Limited (“Xintai”) at a consideration of RMB2,801,557,000 from an independent third party. Xintai owns and operates Wenyu Coal Mine in Inner Mongolia. The principal activities of Xintai are coal production and coal sales.

In 2011, the Company acquired 100% equity interests in Syntech Holdings Pty Ltd and Syntech Holdings II Pty Ltd (collectively “Syntech”) at a cash consideration of AUD208,480,000. The principal activities of Syntech include exploration, production, sorting and processing of coal. The acquisition was completed on August 1, 2011.

The Company entered into a sales and purchases agreement on September 27, 2011 to acquire 100% equity interests in both Wesfarmers Premier Coal Limited (“Premier Coal”) and Wesfarmers Char Pty Ltd (“Wesfarmers Char”) at a consideration of AUD313,533,000. The acquisition was completed on December 30, 2011. Premier Coal is mainly engaged in the exploration, production and processing of coal. Wesfarmers Char is mainly engaged in the research and development of the technology and procedures in relation to processing coal char from low rank coals.

In 2011, the Company invested USD2.8 million to set up a wholly-owned subsidiary, Yancoal International (Holding) Co., Limited (“Yancoal International”). Yancoal International was established in Hong Kong to act as a platform for overseas assets and business management. Yancoal International has four subsidiaries, namely Yancoal International Trading Co., Limited, Yancoal International Technology Development Co., Limited, Yancoal International Resources Development Co., Limited and Yancoal Luxembourg Energy Holding Co., Limited (“Yancoal Luxembourg”). Yancoal Luxembourg established a wholly-owned subsidiary, Yancoal Canada Resources Co., Ltd (“Yancoal Canada”) with USD290 million as investment. The Company acquired, at a total consideration of USD260 million, 19 potash mineral exploration permits in the Province of Saskatchewan, Canada through Yancoal Canada. The permit transfer registrations were completed on September 30, 2011.

On December 22, 2011 and March 5, 2012, the Company, Yancoal Australia Limited (“Yancoal Australia”) and Gloucester Coal Limited (“Gloucester”), a corporation incorporated in Australia whose shares are listed on the ASX, entered into the merger proposal deed in respect of a proposal for the merger of Yancoal Australia and Gloucester. Yancoal Australia acquired the entire issued share capital of Gloucester at a consideration of a combination of 218,727,665 ordinary shares of Yancoal Australia and 87,645,184 contingent value rights shares (“CVR shares”). Following the completion of the merger, Yancoal Australia is separately listed on the ASX, replacing the listing position of Gloucester. The merger was completed on June 27, 2012. The ordinary shares and CVR shares of Yancoal Australia was listed on the ASX on June 28, 2012. On June 22, 2012, according to the merger agreement, the equity interest in Syntech and Premier Coal held by Yancoal Australia has been transferred to Yancoal International.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1. GENERAL—Continued

Acquisitions and establishment of major subsidiaries—Continued

On April 23, 2012, the Company entered into an assets transfer agreement with the Parent Company and its subsidiary to purchase the target assets from the Parent Company and its subsidiary at a consideration of RMB824,142,000 to acquire all the assets and liabilities of Beisu and Yangcun and their equity investments in Zoucheng Yankuang Beisheng Industry & Trading Co., Ltd (“Beisheng Industry and Trade”), Shandong Shengyang Wood Co., Ltd (“Shengyang Wood”) and Jining Jiemei New Wall Materials Co., Ltd (“Jiemei Wall Materials”). Beisu and Yangcun mainly engaged in the production and exploration of PCI coal and thermal coal. The acquisition was completed on May 31, 2012.

During the year, the Company entered into an agreement for investment in Shandong Coal Trading Centre Co., Limited (“Trading Centre”) with two third parties. The Company contribute RMB51,000,000 which represents 51% of the equity interest in Trading Centre. The principal activities of Trading Centre is to provide coal trading and relevant advisory services. Trading Centre has not yet commenced any business.

2. BASIS OF PREPARATION

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The consolidated financial statements were approved and authorized for issue by the Board of Directors on April 29, 2013.

The consolidated financial statements are presented in Renminbi (“RMB”), which is also the functional currency of the Company.

3. ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time the following revised standard (“new IFRSs”) applicable to the Group issued by the International Accounting Standards Board (the “IASB”) and the International Financial Reporting Interpretations Committee (the IFRIC) of IASB, which are effective for the Group’s financial year beginning from January 1, 2012.

IFRS 7 (Amendments)	Disclosures – Transfers of Financial Assets

The accounting policies adopted for the current year are the same as those adopted for the Group’s financial statements for the year ended December 31, 2011.

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

IFRSs (Amendments)	Annual Improvements to IFRSs 2009-2011 Cycle[1]
IFRS 7 (Amendments)	Disclosures – Offsetting Financial Assets and Financial Liabilities[1]
IFRS 9	Financial Instruments[2]
IFRS 10	Consolidated Financial Statements[1]
IFRS 11	Joint Arrangements[1]
IFRS 12	Disclosure of Interests in Other Entities[1]
IFRS 10, IFRS 11 and IFRS 12 (Amendments)	Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance[1]
IFRS 13	Fair Value Measurement[1]
IAS 1 (Amendments)	Presentation of Items of Other Comprehensive Income[3]
IAS 19 (Revised)	Employee Benefits[1]
IAS 28 (Revised)	Investments in Associates and Joint Ventures[1]
IAS 32 (Revised)	Offsetting Financial Assets and Financial Liabilities[4]
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine[1]

[1]	Effective for annual periods beginning on or after January 1, 2013.
[2]	Effective for annual periods beginning on or after January 1, 2015.
[3]	Effective for annual periods beginning on or after July 1, 2012.
[4]	Effective for annual periods beginning on or after January 1, 2014.

•	IFRS 9 Financial instruments

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

IFRS 10 replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation—Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has 1) power over the investee; 2) exposure, or rights, to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the returns.

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

IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for certain exemptions. IFRS 13 requires the disclosures of fair values through a ‘fair value hierarchy’. The hierarchy categorizes the inputs used in valuation techniques into three levels. The hierarchy gives the highest priority to (unadjusted) quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure fair value are categorized into different levels of the fair value hierarchy, the fair value measurement is categorized in its entirety in the level of the lowest level input that is significant to the entire measurement.

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

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other members of the Group.

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES—Continued

Business combination—Continued

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after assessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

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

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost and adjusted for post-acquisition changes in the Group’s share of net assets of the associates, less any identified impairment loss. When the Group’s share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. Additional share of losses is provided for and a liability is recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate. If the associate subsequently reports profits, the Group resumes recognizing its share of those profits only after its share of the profits exceeds the accumulated share of losses that has previously not been recognized.

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES—Continued

Interests in associates—Continued

The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in associates. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment and the reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

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

Sales of goods (including coal and methanol) are recognized upon transfer of the significant risks and rewards of ownership to the customer. This is usually taken at the time when the goods are delivered and the customer has accepted the goods.

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

Intangible assets acquired in a business combination—Continued

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

(i) Mining reserves

Mining reserves represent the portion of total proven and probable reserves in the mine of a mining right. Mining reserves are amortized over the life of the mine on a unit of production basis of the estimated total proven and probable reserves or the Australia Joint Ore Reserves Committee (“JORC”) reserves for the Group’s subsidiaries in Australia. Changes in the annual amortization rate resulting from changes in the remaining reserves are applied on a prospective basis from the commencement of the next financial year.

(ii) Mining resources

Mining resources represent the fair value of economically recoverable reserves (excluding the portion of total proven and probable reserves of a mining right i.e. does not include the above mining reserves) of a mining right (Details are set out in the accounting policy of exploration and evaluation expenditure). When production commences, the mining resources for the relevant areas of interest are amortized over the life of the area according to the rate of depletion of the economically recoverable reserves.

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

Exploration and evaluation expenditure acquired in a business combination are recognized at their fair value at the acquisition date (the fair value of potential economically recoverable reserves at the acquisition date which is shown as “Mining resources”)

Prepaid lease payments

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES—Continued

Cash and cash equivalents

Cash and cash equivalents include cash at bank and in hand, demand deposits with banks and other financial institution and short term highly liquid investments with original maturities of three months or less that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value. For the preparation of consolidated cash flow statement, cash and cash equivalents include bank overdrafts which are repayable on demand and form an integral part of the Group’s cash management.

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

An estimate of such costs is recognized in the period in which the obligation is identified and is charged as an expense in proportion to the coal extracted. At each balance sheet date, the Group adjusts the estimated costs in accordance with the actual land subsidence status. The provision is also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalised cost, except where a reduction in the provision is greater than the undepreciated capitalised cost of any related assets, in which case the capitalised cost is reduced to nil and remaining adjustment is recognized in the income statement. Changes to the capitalised cost result in an adjustment to future depreciation and financial charges.

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

Employee benefits expected to be settled within 12 months are measured using the remuneration rate expected to apply at the time of settlement. Provisions made in respect of employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the Group in respect of services provided by employees up to the balance sheet date.

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

Financial assets

The Group’s financial assets are classified into loans and receivables, financial assets at fair value through profit or loss and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of financial assets are set out below.

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES—Continued

Financial instruments—Continued

Financial assets—Continued

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss included financial assets held for trading and financial assets designated as fair value through profit or loss upon initial recognition. Financial assets are classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term or on initial recognition it is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual patter of short-term profit-taking.

Royalty receivable is remeasured based on sales volume, price changes, foreign currency exchange rates and expected future cash flows at each balance sheet date. The gain or loss arising from the change in fair value of royalty receivable is recognized in profit or loss. Royalty receivable is reduced by cash receipts and decreases with time. Since the contract is long term, the unwinding discount (to reflect time value of money) is recognized in interest income.

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

Financial liabilities

The Group’s financial liabilities including bills and accounts payables, other payables, amounts due to Parent Company and its subsidiary companies, finance lease liabilities, guaranteed notes and bank and other borrowings are subsequently measured at amortized cost, using the effective interest method and financial liabilities at fair value through profit or loss.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated at initial recognition as at fair value through profit and loss. Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term.

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

Accounting for derivative financial instruments and hedging activities—Continued

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

The fair values of various derivative instruments used for hedging purposes are disclosed in note 38. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

(i) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized initially in other comprehensive income and accumulated in equity. The gain or loss relating to the ineffective portion is recognized immediately in the profit and loss. Amounts accumulated in equity are recognized in the profit and loss as the underlying hedged items are recognized.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item is recognized in profit or loss.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the profit and loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the profit and loss.

(ii) Derivatives that do not qualify for hedge accounting and those not designated as hedging instruments

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting and those not designated as hedges are recognized immediately in the profit and loss.

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

Amortization of assets

Mining reserves, mining resources and rail access rights are amortized on a straight line basis or unit of production basis over the shorter of their useful lives and the contractual period. The expensing of overburden removal costs is based on saleable coal production over estimated economically recoverable reserves. The useful lives are estimated on the basis of the total proven and probable reserves of the mine. Proven and probable mining reserve estimates are updated at regular intervals and have taken into account recent production and technical information about each mine.

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

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As at December 31, 2012, the carrying amount of goodwill is RMB2,573,811,000 (2011: RMB1,866,037,000). During the year ended December 31, 2012, impairment loss on goodwill of RMB17,625,000 (2011: nil; 2010: nil) was recognised by the Group and details are set out in note 27.

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

Estimated impairment of property, plant and equipment

When there is an impairment indicator, the Group takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. Where the actual future cash flows are less than expected, a material impairment loss may arise. In estimating the future cash flows, the management have taken into account the recent production and technical advancement. As prices and cost levels change from year to year, the estimate of the future cash flow also changes. Notwithstanding the management has used all the available information to make their impairment assessment, inherent uncertainty exists on conditions of the mine and of the environment and actual written off may be higher than the amount estimated. As at December 31, 2012, the carrying amounts of property, plant and equipment is approximately RMB39,503,103,000 (2011: RMB31,273,824,000). During the year ended December 31, 2012, no property, plant and equipment was written off as expenses (2011: nil; 2010: RMB1,491,000). In addition, during the year ended December 31, 2012, impairment loss on property, plant and equipment of RMB226,925,000 (2011: RMB281,994,000; 2010: RMB97,559,000) was recognized by the Group and details of this impairment are set out in note 25.

In the process of applying the Group’s accounting policies, management has made the following accounting judgements:

Acquisitions

During the year, the Group acquired several subsidiaries and businesses as set out in notes 45 and 46. The Group determined whether the acquisitions are to be accounted for as acquisition of businesses or as acquisition of assets by reference to a number of factors including (i) whether the acquiree has relevant input, process or output; (ii) whether the acquire has planned principal activities or is pursuing a plan to produce output and will be able to obtain access to customers.

In addition, the management also made judgement to determine if the Group has taken control over the subsidiaries or assets acquired as from time to time, the registration of transfer of certain operating licences may not be changed immediately upon the payment of consideration.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. SEGMENT INFORMATION

The Group is engaged primarily in the mining business. The Group is also engaged in the coal railway transportation business. The Company does not currently have direct export rights in the PRC and all of its export sales is made through China National Coal Industry Import and Export Corporation (“National Coal Corporation”), Minmetals Trading Co., Ltd. (“Minmetals Trading”) or Shanxi Coal Imp. & Exp. Group Corp. (“Shanxi Coal Corporation”). The exploitation right of the Group’s foreign subsidiaries is not restricted. The final customer destination of the Company’s export sales is determined by the Company, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. Certain of the Company’s subsidiaries and associates are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes and financial services in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of these businesses, which are currently included in the mining business segment, are insignificant to the Group. Certain of the Company’s subsidiaries are engaged in production of methanol and other chemical products, and invest in heat and electricity.

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

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the year ended December 31, 2012
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	56,200,600	464,068	1,481,516	—	58,146,184
Inter-segment	219,230	32,560	284,425	(536,215)	—

Total	56,419,830	496,628	1,765,941	(536,215)	58,146,184

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2012
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
RESULT
Segment results	7,168,026	(52,848)	91,420	—	7,206,598

Unallocated corporate expenses					(2,159,979)
Unallocated corporate income					1,987,137
Interest income					722,336
Share of profit of associates	33,552	—	108,434	—	141,986
Share of loss of jointly controlled entities	(103,217)	—	—	—	(103,217)
Interest expenses					(1,448,679)

Profit before income taxes					6,346,182
Income taxes					(123,937)

Profit for the year					6,222,245

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. SEGMENT INFORMATION—Continued

BALANCE SHEET

	At December 31, 2012
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
ASSETS
Segment assets	98,803,732	558,152	5,300,584	104,662,468

Interests in associates	192,081	—	2,432,195	2,624,276
Interests in jointly controlled entities	1,086,985	—	—	1,086,985
Unallocated corporate assets				14,328,594

				122,702,323

LIABILITIES
Segment liabilities	30,823,224	66,649	4,326,014	35,215,887
Unallocated corporate liabilities				38,395,238

				73,611,125

OTHER INFORMATION

	For the year ended December 31, 2012
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Corporate	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions (note 1)	19,170,069	33,835	1,605,265	70	20,809,239
Investments in associates	3,927	—	810,000	—	813,927
Amortization of intangible assets	1,175,548	—	2,047	—	1,177,595
Release of prepaid lease payments	9,778	5,372	3,213	—	18,363
Impairment loss on property, plant and equipment	226,925	—	—	—	226,925
Impairment loss on intangible assets	417,214	—	—	—	417,214
Write-off on inventories	140,883	—	—	—	140,883
Impairment loss on goodwill	17,625	—	—	—	17,625
Depreciation of property, plant and equipment	2,293,828	78,668	443,746	3,162	2,819,404
Impairment losses (reversed) charged on accounts receivable and other receivables	7,270	—	(818)	—	6,452

Note 1:	Capital additions include those arising from the acquisition of assets under the asset transfer agreement with the Parent Company and its subsidiary and the acquisition of Gloucester during the year.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. SEGMENT INFORMATION—Continued

INCOME STATEMENT

	For the year ended December 31, 2011
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	45,181,229	476,852	1,407,759	—	47,065,840
Inter-segment	287,280	51,705	256,364	(595,349)	—

Total	45,468,509	528,557	1,664,123	(595,349)	47,065,840

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2011
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
RESULT
Segment results	13,476,481	479	(365,011)	—	13,111,949

Unallocated corporate expenses					(699,291)
Unallocated corporate income					520,986
Interest income					357,708
Share of profit of associates	43,124	—	25,815	—	68,939
Interest expenses					(839,305)

Profit before income taxes					12,520,986
Income taxes					(3,545,379)

Profit for the year					8,975,607

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. SEGMENT INFORMATION—Continued

BALANCE SHEET

	At December 31, 2011
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
ASSETS
Segment assets	80,411,147	604,824	4,474,098	85,490,069

Interests in associates	170,226	—	1,513,671	1,683,897
Interests in jointly controlled entities	19,453	—	—	19,453
Unallocated corporate assets				9,958,172

				97,151,591

LIABILITIES
Segment liabilities	23,026,520	72,476	2,857,624	25,956,620

Unallocated corporate liabilities				27,869,921

				53,826,541

OTHER INFORMATION

	For the year ended December 31, 2011
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Unallocated	Corporate	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions (note 1)	22,736,499	40,890	555,250	—	3,790	23,336,429
Investments in associates	540,000	—	—	—	—	540,000
Amortization of intangible assets	717,709	252	2,047	—	—	720,008
Release of prepaid lease payments	10,432	5,372	3,214	—	—	19,018
Impairment loss on property, plant and equipment	—	—	281,994	—	—	281,994
Depreciation of property, plant and equipment	1,711,257	73,885	477,872	—	3,003	2,266,017
Impairment losses (reversed) charged on accounts receivable and other receivables	(789)	—	688	—	—	(101)

Note 1:	Capital additions include those arising from the acquisition of additional interests in joint venture and subsidiaries during the year.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. SEGMENT INFORMATION—Continued

INCOME STATEMENT

	For the year ended December 31, 2010
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	32,590,911	513,282	840,059	—	33,944,252
Inter-segment	339,355	36,051	455,259	(830,665)	—

Total	32,930,266	549,333	1,295,318	(830,665)	33,944,252

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2010
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
RESULT
Segment results	11,096,252	51,554	(459,610)	—	10,688,196

Unallocated corporate expenses					(473,502)
Unallocated corporate income					2,669,925
Interest income					187,189
Share of profit of associates	2,102	—	6,768	—	8,870
Interest expenses					(603,343)

Profit before income taxes					12,477,335
Income taxes					(3,171,043)

Profit for the year					9,306,292

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. SEGMENT INFORMATION—Continued

BALANCE SHEET

	At December 31, 2010
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
ASSETS
Segment assets	57,600,041	637,184	5,083,532	63,320,757

Interest in an associate	127,102	—	947,856	1,074,958
Interests in jointly controlled entities	751	—	—	751
Unallocated corporate assets				8,359,398

				72,755,864

LIABILITIES
Segment liabilities	5,170,012	38,782	2,653,337	7,862,131

Unallocated corporate liabilities				27,455,282

				35,317,413

OTHER INFORMATION

	For the year ended December 31, 2010
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Unallocated	Corporate	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions (note 1)	3,297,996	34,498	452,838	—	2	3,785,334
Investments in associates	125,000	—	—	—	—	125,000
Amortization of intangible assets	341,003	5,014	3,638	—	—	349,655
Release of prepaid lease payments	9,760	5,372	2,826	—	—	17,958
Provision for inventories	—	—	4,411	—	—	4,411
Impairment loss on property, plant and equipment	—	—	97,559	—	—	97,559
Depreciation of property, plant and equipment	1,903,758	77,399	442,427	—	3,042	2,426,626
Written off of property, plant and equipment	—	—	1,491	—	—	1,491
Impairment losses (reversed) charged on accounts receivable and other receivables	(6,828)	—	1,905	—	—	(4,923)
Gain on disposal of a joint venture and subsidiaries	117,928	—	—	—	—	117,928

Note 1:	Capital additions include those arising from the acquisition of three subsidiaries during the year.

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

The geographical information of revenue are as follows:

	Revenue from external customers
	For the year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
The PRC (place of domicile)	48,518,837	38,301,175	28,633,685
Australia	2,297,615	255,206	115,227
Others	7,329,732	8,509,459	5,195,340

Total	58,146,184	47,065,840	33,944,252

The geographical information of specified non-current assets are as follows:

	Specified non-current assets
	At December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
The PRC (place of domicile)	36,991,705	31,130,104	17,412,174
Australia	41,293,671	28,986,924	25,095,982
Canada	1,832,719	1,645,227	—

Total non-current assets	80,118,095	61,762,255	42,508,156

For the year ended December 31, 2012, the revenue from mining segment amounted to RMB56,200,600,000 (2011: RMB45,181,229,000; 2010: RMB32,590,911,000) which including sales to the Group’s largest customer located in the PRC of approximately RMB3,651,630,000 (2011: RMB3,854,540,000; 2010: RMB4,443,729,000). As at December 31, 2012, accounts receivable from this customer accounted for approximately 0% (2011: 0%; 2010: 0%) of the Group’s total accounts receivable.

7. NET SALES OF COAL

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Coal sold in the PRC, gross	46,573,253	36,416,565	27,280,344
Less: Transportation costs	(281,816)	(311,708)	(316,452)

Coal sold in the PRC, net	46,291,437	36,104,857	26,963,892

Coal sold outside the PRC, gross	9,627,347	8,764,664	5,310,567
Less: Transportation costs	(1,822,409)	(936,560)	(844,018)

Coal sold outside the PRC, net	7,804,938	7,828,104	4,466,549

Net sales of coal	54,096,375	43,932,961	31,430,441

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. NET SALES OF COAL—Continued

Net sales of coal represent the invoiced value of coal sold and are net of returns, discounts and transportation costs if the invoiced value includes transportation costs to the customers.

8. COST OF SALES AND SERVICE PROVIDED

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Materials	3,162,130	2,541,192	2,017,681
Wages and employee benefits	7,282,018	5,846,108	4,695,000
Electricity	699,648	520,890	223,639
Depreciation	2,057,092	1,398,711	1,462,706
Land subsidence, restoration, rehabilitation and environmental costs	1,781,267	1,720,740	1,545,302
Environmental management expenses	129,235	—	—
Annual fee and amortization of mining rights (note 24)	1,305,410	848,615	481,711
Transportation costs	80,093	73,560	76,171
Cost of traded coal	21,522,897	9,548,869	3,955,603
Business tax and surcharges	599,784	579,782	505,491
Others	3,341,966	2,646,827	1,838,019

	41,961,540	25,725,294	16,801,323

9. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Wages and employee benefits	1,749,759	1,703,713	1,347,221
Additional medical insurance	80,855	78,285	67,420
Staff training costs	7,630	53,682	65,097
Depreciation	343,133	230,542	298,895
Distribution charges	1,292,216	1,078,107	835,900
Resource compensation fees (note)	248,377	263,238	226,578
Repairs and maintenance	693,380	609,211	614,173
Research and development	62,406	119,234	70,606
Freight charges	34,800	29,246	24,540
Property, plant and equipment written off	—	—	1,491
Impairment loss on property, plant and equipment	226,925	281,994	97,559
Loss on disposal of property, plant and equipment	—	108,627	16,937
Provision for bad debt	10,627	1,195	1,905
Impairment loss on intangible assets	417,214	—	—
Impairment loss on goodwill	17,625	—	—
Impairment loss on inventories	140,883	—	4,411
Legal and professional fees	269,155	94,148	71,152
Social welfare and insurance	207,150	173,349	135,341
Utilities relating to administrative buildings	139,942	175,209	368,063
Environmental protection	46,022	83,690	110,254
Travelling, entertainment and promotion	169,062	188,087	98,709
Coal price adjustment fund	403,632	367,038	289,652
Bonus payments	11,050	6,409	—
Other sundry taxes	397,853	253,583	102,810
Others	1,017,940	671,616	244,728

	7,987,636	6,570,203	5,093,442

Note:

In accordance with the relevant regulations, the Group pays resource compensation fees (effectively a government levy) to the Ministry of Geology and Mineral Resources at the rate of 1% on the sales value of raw coal.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. OTHER INCOME

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Dividend income	3,702	2,433	4,504
Gain on sales of auxiliary materials	32,300	20,751	22,820
Government grants	72,867	29,431	43,273
Interest income	722,336	357,708	187,189
Exchange gain, net	714,166	518,553	2,665,421
Gain on disposal of a joint venture and subsidiaries	—	—	117,928
Bargain purchase (note 46)	1,269,269	—	—
Others	115,805	146,889	66,946

	2,930,445	1,075,765	3,108,081

The above dividend income is from listed investments.

11. INTEREST EXPENSES

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Interest expenses on:
- bank and other borrowings wholly repayable within 5 years	1,453,459	804,700	594,679
- bank and other borrowings not wholly repayable within 5 years	88,550	9,675	5,369
- bills receivable discounted without recourse	2,367	24,930	2,695
Deemed interest expenses in respect of acquisition of Jining III	—	—	600

	1,544,376	839,305	603,343
Less: interest expenses capitalized into construction in progress	(95,697)	—	—

	1,448,679	839,305	603,343

12. INCOME TAXES

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Income taxes:
Current taxes	1,328,624	3,176,627	2,467,741
Under provision in prior years	142,957	20,174	10,085

	1,471,581	3,196,801	2,477,826
Deferred taxes (note 41)
Australian Minerals Resources Rent Tax	(1,550,277)	—	—
Others	202,633	348,578	693,217

	123,937	3,545,379	3,171,043

The Company and its subsidiaries in the PRC are subject to a standard income tax rate of 25% on its taxable income (2011: 25%; 2010: 25%).

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. INCOME TAXES—Continued

The Australian Minerals Resources Rent Tax (“MRRT”) legislation was enacted on March 19, 2012 and effective from July 1, 2012. According to the relevant provisions of the MRRT laws, subsidiaries in Australia are required to determine the starting base allowance on the balance sheet. Book value or market value approach can be selected in calculating the starting base and subsequently amortize within the prescribed useful life.

Market value approach was selected for mines in Australia. Under the market value approach, base value is determined based on market value of the coal mines on May 1, 2010 and amortize base on the shorter of the life of mining project, mining rights and mining production. During the year, additional deferred tax has been recognised.

The total charge for the year can be reconciled to the profit per the consolidated income statement as follows:

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Standard income tax rate in the PRC	25%	25%	25%
Standard income tax rate applied to income before income taxes	1,586,546	3,130,247	3,119,333

Reconciling items:
Tax effect of future development fund deductible for tax purposes	—	—	(18,601)
Deemed interest not deductible for tax purposes	—	—	150
Effect of (income) expense exempt from taxation	(668,039)	33,520	(242,252)
Deemed interest income from subsidiaries subject to tax	142,361	63,058	18,571
Tax effect of tax losses not recognized	202,744	217,791	150,590
Under provision in prior years	142,957	20,174	10,085
MRRT benefit	(1,085,194)	—	—
Utilization of unrecognized tax losses in prior years	(20,700)	(83,336)	—
Effect of tax rate differences in other taxation jurisdictions	36,564	164,297	135,942
Others	(213,302)	(372)	(2,775)

Income taxes	123,937	3,545,379	3,171,043

Effective income tax rate	2%	28%	25%

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. PROFIT BEFORE INCOME TAX

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Profit before income tax has been arrived at after charging:
Amortization of intangible assets	1,177,595	720,008	349,655
Depreciation of property, plant and equipment
- under finance leases	8,180	—	—
- self-owned	2,811,224	2,266,017	2,426,626

Total depreciation and amortization	3,996,999	2,986,025	2,776,281

Release of prepaid lease payments	18,363	19,018	17,958
Impairment loss recognised in respect of:
- Property, plant and equipment	226,925	281,994	97,559
- Intangible assets	417,214	—	—
- Goodwill	17,625	—	—
- Inventories	140,883	—	4,411
Auditors’ remuneration	19,916	18,112	16,763
Staff costs, including directors’ and supervisors’ emoluments	10,022,134	8,222,047	5,988,821
Retirement benefit scheme contributions (included in staff costs above)	3,657,504	1,699,443	785,051
Cost of inventories	25,425,263	12,723,350	16,167,748
Research and development costs	62,406	119,234	70,606
Operating lease charges in respect of leased premises	72,400	31,960	18,287
and crediting:
(Gain) Loss on disposal of property, plant and equipment	(9,862)	108,627	16,937
Exchange gains, net	(714,166)	(518,553)	(2,665,421)
Provision (reversal) of impairment loss on accounts receivable and other receivables	6,452	(101)	(4,923)

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS

(a) Directors’ and supervisors’ emoluments

Details of the directors’ and supervisors’ emoluments are as follows:

	For the year ended December 31, 2012
	Fees	Salaries, allowance and other benefits in kind	Retirement benefit scheme contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Independent non-executive directors
Wang Xiaojun	130	—	—	130
Wang Xianzheng	130	—	—	130
Cheng Faguang	130	—	—	130
Xue Youzhi	130	—	—	130

	520	—	—	520

Executive directors
Wang Xin	—	—	—	—
Zhang Yingmin	—	728	146	874
Li Weimin	—	—	—	—
Shi Xuerang	—	—	—	—
Wu Yuxiang	—	505	101	606
Zhang Baocai	—	517	103	620
Dong Yunqing	—	520	104	624

	—	2,270	454	2,724

Supervisors
Song Guo	—	—	—	—
Zhang Shengdong	—	—	—	—
Zhou Shoucheng	—	—	—	—
Zhen Ailan	—	—	—	—
Wei Huanmin	—	516	103	619
Xu Bentai	—	506	101	607

	—	1,022	204	1,226

Other management team
Liu Chun	—	564	113	677
He Ye	—	720	144	864
Tian Fengze	—	529	106	635
Shi Chengzhong	—	543	109	652
Ni Xinghua	—	553	111	664
Lai Cunliang	—	690	—	690

	—	3,599	583	4,182

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

No directors waived any of their emoluments in each of the year ended December 31, 2012, 2011 and 2010.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS—Continued

(b) Employees’ emoluments

The five highest paid individuals in the Group included no director for the year ended December 31, 2012 (2011: nil; 2010: nil). The emoluments of the five highest paid individuals (2011: five; 2010: five) were stated as follows:

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Salaries, allowance and other benefits in kind	18,877	19,282	4,411
Retirement benefit scheme contributions	538	74	228
Discretionary bonuses	5,827	1,725	28

	25,242	21,081	4,667

Their emoluments were within the following bands:

	Year ended December 31,
	2012	2011	2010
	No. of employees	No. of employees	No. of employees
Nil to HK$1,000,000	—	—	3
HK$1,000,001 to HK$1,500,000	—	—	1
HK$1,500,001 to HK$2,000,000	—	—	1
HK$3,500,001 to HK$4,000,000	2	1	—
HK$4,000,001 to HK$4,500,000	—	2	—
HK$4,500,001 to HK$5,000,000	1	—	—
HK$5,000,001 to HK$5,500,000	—	1	—
HK$5,500,001 to HK$6,000,000	1	—	—
HK$8,000,001 to HK$8,500,000	—	1	—
HK$12,000,001 to HK$12,500,000	1	—	—

15. DIVIDEND RECOGNIZED AS DISTRIBUTION DURING THE YEAR

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
2011 final dividend, RMB 0.570 per share (2011: 2010 final dividend RMB0.590 per share; 2010: 2009 final dividend RMB0.250 per share)	2,803,488	2,901,856	1,229,600

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. DIVIDENDS RECOGNIZED AS DISTRIBUTION DURING THE YEAR—Continued

In the annual general meeting held on June 25, 2010, a final dividend of RMB0.250 per share in respect of the year ended December 31, 2009 was approved by the shareholders and paid to the shareholders of the Company.

In the annual general meeting held on May 20, 2011, a final dividend of RMB0.590 per share in respect of the year ended December 31, 2010 was approved by the shareholders and paid to the shareholders of the Company.

In the annual general meeting held on June 22, 2012, a final dividend in of RMB0.570 per share in respect of the year ended December 31, 2011 was approved by the shareholders and paid to the shareholders of the Company.

The board of directors proposes to declare a final dividend of approximately RMB1,770,624,000 calculated based on a total number of 4,918,400,000 shares issued at RMB1 each, at RMB0.360, in respect of the year ended December 31, 2012. The declaration and payment of the final dividend needs to be approved by the shareholders of the Company by way of an ordinary resolution in accordance with the requirements of the Company’s Articles of Association. A shareholders’ general meeting will be held for the purpose of considering and, if thought fit, approving this ordinary resolution.

16. EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share attributable to the equity holders of the Company for the years ended December 31, 2012, 2011 and 2010 is based on the profit attributable to the equity holders of the Company for the year of RMB6,218,969,000, RMB8,928,102,000 and RMB9,281,386,000 and on the 4,918,400,000 shares in issue, during each of the three years.

The earnings per ADS have been calculated based on the profit for the relevant periods and on one ADS, being equivalent to 10 H shares.

No diluted earnings per share has been presented as there are no dilutive potential shares in issue during the years ended December 31, 2012, 2011 and 2010.

17. BANK BALANCES AND CASH/TERM DEPOSITS AND RESTRICTED CASH

Bank balances carry interest at market rates which ranged from 0.35% to 3.35% (2011: from 0.50% to 4.25%) per annum.

At the balance sheet date, the restricted cash of the PRC subsidiaries represents deposits paid for safety work as required by the State Administrative of work safety, which carry interest at market rates of 0.01%-5.75% (2011: 0.5%-3.95%) the remaining portion represents deposits placed as guarantee for the future payment of land subsidence as required by the Australian government, which carry interest at average rate of 2.58% (2011:4.41%).

Term deposits was pledged to certain banks as security for loans and banking facilities granted to the Group, which carry fixed interest rate ranging from 2.60%-4.75% (2011: 3.10%-6.20%).

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. BILLS AND ACCOUNTS RECEIVABLE

	At December 31,
	2012	2011
	RMB’000	RMB’000
Accounts receivable	928,935	817,952
Less: Impairment loss	(2,532)	(4,143)

	926,403	813,809
Bills receivables	6,533,200	6,498,265

Total bills and accounts receivable, net	7,459,603	7,312,074

Bills receivable represents unconditional orders in writing issued by or negotiated from customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties. The bills are non-interest bearing and have a maturity of six months.

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable based on the invoice dates at the balance sheet dates:

	At December 31,
	2012	2011
	RMB’000	RMB’000
1 - 90 days	3,423,025	4,037,903
91 - 180 days	3,954,398	3,274,171
181 - 365 days	80,812	—
Over 1 year	1,368	—

	7,459,603	7,312,074

Before accepting any new customer, the Group assesses the potential customer’s credit quality and defines credit limits by customer. Limits attributed to customers are reviewed once a year.

There are no significant trade receivables which are past due but not yet impaired on both balance sheet dates. The Group does not hold any collateral over these balances. The average age of these receivables is 96 days (2011: 86 days). The management closely monitors the credit quality of accounts receivable and consider the balance that are neither past due nor impaired are of good credit quality.

The Group has provided fully for all receivables over 3 years because historical experience is such that receivables that are past due beyond 3 years are generally not recoverable. For receivable aged over 4 years and considered irrecoverable by the management will be written off.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. BILLS AND ACCOUNTS RECEIVABLE—Continued

An analysis of the impairment loss on bills and accounts receivable for 2012 and 2011 are as follows:

	2012	2011
	RMB’000	RMB’000
Balance at January 1	4,143	5,406
Provided for the year	5	—
Reversal	(1,616)	(1,263)

Balance at December 31	2,532	4,143

Included in the allowance for doubtful debts is an allowance of RMB2.5 million (2011: RMB4.1 million) for individually impaired trade receivables, which are mainly due from corporate customers in the PRC and considered irrecoverable by the management after consideration on the credit quality of those individual customers, the ongoing relationship with the Group and the aging of these receivables. The impairment recognized represents the difference between the carrying amount of these trade receivables and the present value of the amounts. The Group does not hold any collateral over these balances.

19. ROYALTY RECEIVEABLE

	2012	2011
	RMB’000	RMB’000
As at January 1	—	—
Acquisition of Gloucester	1,290,015	—
Cash received	(27,924)	—
Unwinding discount	72,353	—
Exchange re-alignment	38,596	—
Change in fair value	(23,593)	—

As at December 31	1,349,447	—

Current portion	114,798	—
Non- current portion	1,234,649	—

	1,349,447	—

A right to receive a royalty of 4% of Free on Board trimmed sales from Middlemount mine operated by Middlemount Joint Venture was acquired as part of the acquisition of Gloucester. This financial assets has been determined to have a finite life being the life of the Middlemount and is measured at fair value basis.

The royalty receivable is measured based on management expectations of the future cash flows with the re-measurement recorded in the income statement at each balance sheet date. The amount expected to be received in the next 12 month will be disclosed as current receivable and the discounted expected future cash flow beyond 12 months will be disclosed as a non-current receivable. Unwinding discount is included in interest income (note 10).

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20. INVENTORIES

	At December 31,
	2012	2011
	RMB’000	RMB’000
COST
Methanol	9,470	11,786
Auxiliary materials, spare parts and small tools	507,605	414,475
Coal products	1,048,456	964,986

	1,565,531	1,391,247

21. PREPAYMENTS AND OTHER RECEIVABLES

	At December 31,
	2012	2011
	RMB’000	RMB’000
Advances to suppliers	729,216	738,395
Deposit for environment protection	813,212	651,699
Prepaid relocation costs of inhabitants	1,877,911	1,714,506
Others	776,660	520,279

	4,196,999	3,624,879

Included in the above balances as of December 31, 2012 is an impairment loss of RMB 25,292,000 (2011: RMB17,229,000). During the years ended December 31, 2012 and 2011, there were no impairment loss written off.

The Group has provided fully for all receivables over 3 years because historical experience is such that receivables that are past due beyond 3 years are generally not recoverable. Receivable will be written off, if aged over 4 years and considered irrecoverable by the management after considering the credit quality of the individual party and the nature of the amount overdue.

22. PREPAID LEASE PAYMENTS

	At December 31,
	2012	2011
	RMB’000	RMB’000
Current portion	18,418	18,975
Non-current portion	695,675	713,425

	714,093	732,400

The amounts represent prepaid lease payments for land use rights which are situated in the PRC and have a term of 45 to 50 years from the date of grant of land use rights certificates.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

During the year, the government authority completed the assessment of Shanxi mining right. The Shanxi Group in aggregate have to pay compensation fees of RMB218,493,000, thereafter and no longer required to pay the resources compensation fees to relevant government authority.

24. INTANGIBLE ASSETS

	Mining reserves	Mining resources	Potash mineral exploration permit	Technology	Rail access rights	Water Licenses	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
COST
At January 1, 2011	15,834,711	3,905,285	—	167,848	3,565	132,620	19,944	20,063,973
Exchange re-alignment	(705,304)	(189,370)	—	(7,615)	(80)	(366)	(636)	(903,371)
Acquisition of additional interests in joint venture	887,022	97,111	—	—	—	—	77	984,210
Acquisition of Syntech	228,334	164,040	—	—	—	—	—	392,374
Acquisition of Premier Coal and Wesfarmers Char	276,890	234,296	—	—	—	—	—	511,186
Acquisition of An Yuan Coal Mine	1,258,433	—	—	—	—	—	—	1,258,433
Acquisition of Xintai	3,333,970	—	—	—	—	—	—	3,333,970
Acquisition of potash mineral exploration permits	—	—	1,645,227	—	—	—	—	1,645,227
Additions for the year	1,825	47,201	—	—	—	—	3,622	52,648
Disposals for the year	—	—	—	—	(3,485)	—	(177)	(3,662)
Transfer	17,335	(17,335)	—	—	—	—	—	—

At December 31, 2011 and at January 1, 2012	21,133,216	4,241,228	1,645,227	160,233	—	132,254	22,830	27,334,988
Exchange re-alignment	75,849	29,593	55,797	3,175	—	153	22,600	187,167
Acquisition of Beisu and Yangcun	464,600	—	—	—	—	—	—	464,600
Acquisition of Gloucester	3,028,962	2,589,405	—	—	—	—	933	5,619,300
Additions for the year	1,871,472	792,402	—	—	—	—	103,646	2,767,520
Reclassification	—	35,798	(35,798)	—	—	—	—	—
Transfer	2,388,671	(2,388,671)	—	—	—	—	—	—

At December 31, 2012	28,962,770	5,299,755	1,665,226	163,408	—	132,407	150,009	36,373,575

AMORTIZATION
At January 1, 2011	426,884	—	—	—	252	—	3,673	430,809
Exchange re-alignment	(20,393)	—	—	—	(6)	—	(304)	(20,703)
Provided for the year	708,848	—	—	—	324	—	10,836	720,008
Eliminated on disposals	—	—	—	—	(570)	—	(175)	(745)

At December 31, 2011 and at January 1, 2012	1,115,339	—	—	—	—	—	14,030	1,129,369
Exchange re-alignment	12,824	1,425	—	—	—	—	903	15,152
Provided for the year	1,161,176	—	—	—	—	—	16,419	1,177,595
Impairment loss	255,231	161,983	—	—	—	—	—	417,214

At December 31, 2012	2,544,570	163,408	—	—	—	—	31,352	2,739,330

CARRYING VALUE
At December 31, 2012	26,418,200	5,136,347	1,665,226	163,408	—	132,407	118,657	33,634,245

At December 31, 2011	20,017,877	4,241,228	1,645,227	160,233	—	132,254	8,800	26,205,619

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24. INTANGIBLE ASSETS—Continued

The Parent Company and the Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay to the Parent Company, effective from September 25, 1997, an annual fee of RMB12,980,000 as compensation for the Parent Company’s agreement to give up the mining rights associated with the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine and Jining II. The annual fee is subject to change after a ten-year period. Compensation fee of RMB5 per tonne of raw coal mined amounting to RMB145,235,000 (2011: RMB139,767,000) for the year has been preliminary agreed and the revised compensation fees are to be settled with the government authority directly. During the year, the government authority finalized its assessment on the mining compensation fee and the Company is required to pay RMB2,476,780,000 for acquiring the aforesaid mining right, net off of the compensation fees paid and hence, RMB1,778,832,000 is recognised in mining reserves.

The mining rights (mining reserves) are amortized based on unit of production method.

Rail access rights are amortized on a straight line basis or unit of production basis over the life of the mine.

The potash mineral exploration permit is reclassified to mineral resources according to its progress of exploration. Technology has not yet reached the stage of commercial application and therefore is not amortized.

Water licenses are amortized over the life of mine. The mining activities of the relevant locations have not yet been started and the connections to water sources have not been completed. Therefore, no amortization was provided.

Other intangible assets mainly represent computer software which is amortized on a straight line basis of 2.5 to 5 years over the useful life.

Amortization expense of the mining rights for the year of RMB1,161,176,000 (2011: RMB708,848,000) has been included in cost of sales and service provided. Amortization expense of other intangible assets for the year of RMB16,419,000 (2011: RMB11,160,000) has been included in selling, general and administrative expenses.

At December 31, 2012, intangible assets with a carrying amount of approximately RMB1,960,908,000 (2011: RMB2,095,988,000) have been pledged to secure the Group’s borrowings (note 37).

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25. PROPERTY, PLANT AND EQUIPMENT

	Freehold land in Australia	Buildings	Harbor works and crafts	Railway structures	Mining structures	Plant, machinery and equipment	Transportation equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
COST
At January 1, 2011	292,808	3,941,298	253,678	1,414,596	5,712,927	20,091,382	388,931	930,600	33,026,220
Exchange re-alignment	(15,704)	(13,900)	—	—	(63,626)	(273,697)	—	(34,671)	(401,598)
Acquisition of additional interests in joint venture	—	6,188	—	—	86,838	262,050	—	57,044	412,120
Acquisition of Syntech	27,723	—	—	—	189,139	638,413	—	70,256	925,531
Acquisition of Premier Coal and Wesfarmers Char	51,459	211,047	—	—	260,069	1,121,542	—	104,497	1,748,614
Acquisition of An Yuan Coal Mine	—	47,524	—	—	112,016	16,429	98	—	176,067
Acquisition of Xintai	—	—	—	—	—	167,976	—	—	167,976
Additions	23,155	9,884	—	—	23,389	94,501	4,842	10,873,321	11,029,092
Transfers	3,330	94,505	—	158,156	263,351	1,595,832	58,712	(2,173,886)	—
Disposals	(1,413)	(7,983)	—	(23,789)	(204,616)	(1,283,471)	(26,522)	—	(1,547,794)

At December 31, 2011 and January 1, 2012	381,358	4,288,563	253,678	1,548,963	6,379,487	22,430,957	426,061	9,827,161	45,536,228
Exchange re-alignment	28,421	9,727	—	—	68,921	195,142	—	60,527	362,738
Acquisition of Beisu and Yangcun	—	87,902	—	39,841	1,875	147,387	3,116	5,394	285,515
Acquisition of Gloucester	681,230	11,749	—	—	1,100,283	1,580,100	—	351,124	3,724,486
Additions	54,053	66,109	—	34,515	373,801	649,199	318	5,981,503	7,159,498
Transfers	10,496	215,186	—	106,086	101,012	1,543,579	40,708	(2,017,067)	—
Reclassification	—	—	—	—	(136,413)	136,413	—	—	—
Disposals	—	(25,473)	—	(35,563)	(31,228)	(1,051,496)	(13,766)	—	(1,157,526)

At December 31, 2012	1,155,558	4,653,763	253,678	1,693,842	7,857,738	25,631,281	456,437	14,208,642	55,910,939

ACCUMULATED DEPRECIATION AND IMPAIRMENT
At January 1, 2011	—	1,651,777	83,286	583,354	2,155,130	8,403,696	274,362	—	13,151,605
Exchange re-alignment	—	(925)	—	—	(8,856)	(46,220)	—	—	(56,001)
Provided for the year	—	109,558	5,702	300,136	179,661	1,634,746	36,214	—	2,266,017
Impairment loss	—	49,826	—	20,271	—	211,682	215	—	281,994
Eliminated on disposals	—	(5,140)	—	(23,199)	(54,358)	(1,273,354)	(25,160)	—	(1,381,211)

At December 31, 2011 and January 1, 2012	—	1,805,096	88,988	880,562	2,271,577	8,930,550	285,631	—	14,262,404
Exchange re-alignment	—	721	—	—	8,026	30,868	—	—	39,615
Provided for the year	—	146,857	—	163,323	335,878	2,134,734	38,612	—	2,819,404
Impairment loss	—	—	—	—	226,925	—	—	—	226,925
Eliminated on disposals	—	(4,762)		(6,565)	(5,564)	(916,065)	(7,556)	—	(940,512)

At December 31, 2012	—	1,947,912	88,988	1,037,320	2,836,842	10,180,087	316,687	—	16,407,836

CARRYING VALUE
At December 31, 2012	1,155,558	2,705,851	164,690	656,522	5,020,896	15,451,194	139,750	14,208,642	39,503,103

At December 31, 2011	381,358	2,483,467	164,690	668,401	4,107,910	13,500,407	140,430	9,827,161	31,273,824

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

During the year ended December 31, 2012, the directors conducted a review of the Group’s mining assets and determined that no assets were impaired due to physical damage and technical obsolescence (2011: nil).

At December 31, 2012, property, plant and equipment with carrying amount of approximately RMB5,546,226,000 (2011: RMB3,325,937,000 ) have been pledged to secure bank borrowings of the Group (note 37).

At December 31, 2012, the carrying amount of property, plant and equipment held under finance leases of the group was RMB225,871,000 (2011: nil).

The Group assessed the recoverable amount of property, plant and equipment and recognized impairment loss of RMB226,925,000 (2011: RMB281,994,000) (included in selling, general and administrative expenses) for the year ended December 31, 2012.

26. OVERBURDEN IN ADVANCE

	At December 31,
	2012	2011
	RMB’000	RMB’000
Overburden in advance – cost	448,889	261,441

Overburden in advance comprises the accumulation of expenses incurred to enable access to the coal seams, and includes direct removal costs, machinery and plant running costs. The deferred costs are presented after the deduction of the portion that has been transferred to the income statement in the period.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

27. GOODWILL

	2012	2011
	RMB’000	RMB’000
COST
At January 1	1,866,037	1,196,586
Acquisition of Syntech	—	25,642
Acquisition of Premier Coal and Wesfarmers Char	—	17,849
Acquisition of Xintai	—	653,837
Acquisition of Beisu and Yangcun	712,214	—
Exchange re-alignment	13,185	(27,877)
Impairment loss	(17,625)	—

At December 31	2,573,811	1,866,037

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units that are expected to benefit from that business combination. The carrying amount of goodwill had been allocated as follows:

	At December 31,
	2012	2011
	RMB’000	RMB’000
Mining
- Jining II	10,106	10,106
- Shandong Yanmei Shipping Co., Ltd	10,046	10,046
- Heze	35,645	35,645
- Shanxi Group	145,613	145,613
- Yancoal Resources	640,650	628,202
- Syntech	28,581	28,035
- Premier Coal and Wesfarmers Char	17,625	17,434
- Xintai	653,837	653,837
- Beisu and Yangcun	712,214	—

Coal Railway Transportation
- Railway Assets	97,240	97,240

Electricity and heat supply
- Hua Ju Energy	239,879	239,879

Impairment loss	(17,625)	—

	2,573,811	1,866,037

The recoverable amounts of goodwill from each of the above cash generating units have been determined on the basis of value in use calculations. The recoverable amounts are based on certain similar key assumptions on discount rates, growth rates and expected changes in selling prices, foreign currency exchange rates, mining reserves and mining resources and direct cost. All value in use calculations use cash flow projections based on financial budgets approved by management covering a 5-year period, with an assumption of discount rate of 8-11% (2011: 8-10%).

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

27. GOODWILL—Continued

The cash flows beyond the 5-year period are extrapolated for 5 years using a zero percent growth rate. Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the same raw materials price inflation during the budget period. Expected cash inflows/outflows, which include budgeted sales, gross margin and raw material price inflation, have been determined based on past performance and management’s expectations for the market development. Management believes that any reasonably possible change in any of these assumptions would not cause the carrying amount of each of the above units to exceed the recoverable amount of each of the above units. During the year ended 31 December 2012, the Group’s management determines that the recoverable cash flows of certain cash-generating unit is less than its commercial value, the Group recognised impairment loss on goodwill of RMB17,625,000 (2011: nil) in respect of goodwill arising from the acquisition of Premier Coal and Wesfarmers Char. No indication for impairment on other goodwill.

28. INVESTMENTS IN SECURITIES

The investments in securities represent available-for-sale equity investments:

	At December 31,
	2012	2011
	RMB’000	RMB’000
Equity securities listed on the Shanghai Stock Exchange (“SSE”)
- Stated at fair value	167,572	173,495
Unlisted equity securities	39,504	199,305

	207,076	372,800

The investments in equity securities listed on the SSE of the Company included Shanghai Shenergy Company Limited and Jiangsu Lian Yun Gang Port Corporation Limited, stated at the fair value as at December 31, 2012 of RMB161,328,000 (2011: RMB167,533,000) and RMB6,244,000 (2011: RMB5,962,000) respectively.

The investments in equity securities listed on the SSE are carried at fair value determined according to the quoted market prices in active market.

The unlisted equity securities are stated at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

29. INTERESTS IN ASSOCIATES

	At December 31,
	2012	2011
	RMB’000	RMB’000
Cost of investments in associates	2,378,927	1,565,000
Share of post-acquisition profit and other comprehensive income	260,973	118,897
Dividend received	(15,624)	—

	2,624,276	1,683,897

Information of major associates is as follows:

	Place of establishment and operation	Class of shares held	Principal activity	At December 31,
				2012	2011
Name of associate				Interest held	Interest held
Huadian Zouxian Power Generation Company Limited	PRC	Registered Capital	Electricity generation business	30%	30%
Yankuang Group Finance Company Limited	PRC	Registered Capital	Financial services	25%	25%
Shaanxi Future Energy Chemical Corp. Ltd	PRC	Registered Capital	Production and sales of chemical products, oil and coal	25%	25%
Shengyang Wood	PRC	Registered Capital	Artificial board, CCF processing	39.77%	—
Jiemei Wall Material	PRC	Registered Capital	Coal refuse baked brick	20%	—
Newcastle Coal Infrastructure Group Pty Ltd	Australia	Registered Capital	Coal terminal	27%	—

Except Newcastle Coal Infrastructure Group Pty Ltd, all associates are held by the Company directly.

Summarized financial information in respect of the Group’s associates is set out below:

	2012	2011
	RMB’000	RMB’000
Total assets	24,751,952	15,707,916
Total liabilities	(15,289,724)	(9,621,441)

Net assets	9,462,228	6,086,475

Group’s share of net assets of associates	2,624,276	1,683,897

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

29. INTERESTS IN ASSOCIATES—Continued

	For the year ended December 31,
	2012	2011
	RMB’000	RMB’000
Revenue	5,030,530	4,343,215

Profit for the year	496,690	258,546

Group’s share of profit of associates	141,986	68,939

Group’s share of other comprehensive income of associates	90	—

30. LONG TERM RECEIVABLES

	At December 31,
	2012	2011
	RMB’000	RMB’000
Loan to a jointly controlled entity (i)	1,682,983	—
Others (ii)	318,475	300,083

	2,001,458	300,083

(i)	Loan to a jointly controlled entity represented a loan to Middlemount Joint Venture of AUD257,483,000. The loan is unsecured and due on December 24, 2015 with normal commercial interest rate.
(ii)	Other long term receivables represented an investment in preference shares of a company (AUD15,300,000) with cumulative dividends and investment in the long term bonds of a company (AUD31,500,000) with floating interest rate.

31. DEPOSITS MADE ON INVESTMENTS

	At December 31,
	2012	2011
	RMB’000	RMB’000
Shaanxi coal mine operating company	117,926	117,926
Inner Mongolia Haosheng Coal Mining Limited	2,982,455	2,439,881
Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.	153,000	—

	3,253,381	2,557,807

During 2006, the Company entered into a co-operative agreement with two independent third parties to establish a company for acquiring a coal mine in Shaanxi province for operations. The Company will have to invest approximately RMB196,800,000 in order to obtain 41% equity interest. As at December 31, 2012, the Company made a deposit of RMB117,926,000 (2011: RMB117,926,000) in relation to this acquisition. As at December 31, 2012, the relevant procedures to establish the new company are still in progress, and the establishment has not yet been completed.

During 2010, the Company entered into a co-operative agreement with three independent third parties to acquire 51% equity interest of Inner Mongolia Hao Sheng Coal Mining Limited (“Hao Sheng”) at a consideration of RMB6,649 million and to obtain the mining rights of the Shilawusu Coal Field (“the mining right”) in name of Hao Sheng.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

31. DEPOSITS MADE ON INVESTMENTS—Continued

During 2011, the Company entered into another co-operative agreement with two independent third parties to acquire additional 10% shareholding of Hao Sheng at a consideration of RMB1,314,000,000. In addition, the Company agreed to contribute RMB51 million in respect of increased registered capital of Hao Sheng.

On March 6, 2012, in response to the withdrawal of the allocated resources to one of the contract parties, Ordos Jin Cheng Tai Chemical Co., Ltd. (“Jin Cheng Tai”), by the Inner Mongolia government authority, the Company, together with four contract parties unanimously agreed to reduce the registered capital of Hao Sheng to RMB104,385,000 and adjust the equity interest of each contract party according to its share on the allocated resources. In addition, the Company entered into an additional agreement with Jin Cheng Tai to acquire additional 9.45% interest and adjusted the consideration paid to Jin Cheng Tai. During the year, the Company agreed with four contract parties to increase the registered capital of Hao Sheng by RMB 395,615,000.

Upon completion of the above agreements, the Company will hold 74.82% equity interest in Hao Sheng and the respective mining resources. Pursuant to the agreement, if the exploration license cannot be obtained within two years, this acquisition will be canceled and any consideration paid will be fully refunded to the Company. A supplemental agreement was entered with four contract parties during the year to extend the aforesaid terms for another two years. At December 31, 2012, the Company paid RMB 2,982,455,000 (2011: RMB 2,439,881,000) for this investment. Since this acquisition is to obtain the mining rights in name of Hao Sheng, therefore, the transaction has not been completed.

During the year, the Company entered into a cooperation agreement with two independent third parties to set up a company, Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd., as a coal blending, storage and distribution base in Rizhao Port. The Company contributed RMB153,000,000, representing 51% of its equity interest. At December 31, 2012, the registration procedures of such company have not yet completed.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

32. INTERESTS IN JOINTLY CONTROLLED ENTITIES

	At December 31,
	2012	2011
	RMB’000	RMB’000
Share of net assets	1,086,985	19,453

Information on major jointly controlled entities is as follows:

	Place of establishment and operation	Class of shares held	Principal activity	At December 31,
				2012		2011
Name of jointly controlled entity				Voting power	Interest held	Voting power	Interest Held
Australian Coal Processing Holdings Pty Ltd (i)	Australia	Ordinary shares	Investment holding	50%	90%	50%	90%
Ashton Coal Mines Limited (ii)	Australia	Ordinary shares	Real estate holder & sales company	50%	90%	50%	90%
Middlemount Joint Venture (iii)	Australia	Ordinary shares	Coal mining and sales	50%	49.9997%	—	—

(i)	During 2011, the Company, through a subsidiary acquired 30% equity interest held indirectly by a shareholder of Australian Coal Processing Holding Pty Ltd. The Company’s control in the Australian Coal Processing Holding Pty Ltd increased from 60% to 90%. Under the shareholders agreement between the subsidiary and the remaining one shareholder, all major financial and operating policy decisions require a vote by directors who together represent shareholders holding 100% of the shares or a vote by shareholders who together hold 100% of the shares. Therefore decisions must be passed unanimously by directors or shareholders and the subsidiary’s voting power is increased from 33.33% to 50%.
(ii)	During 2011, the Company, through a subsidiary company acquired 30% equity interest held indirectly by a shareholder of Ashton Coal Mines Limited. The Company’s control in the Ashton Coal Mines Limited increased from 60% to 90%. Under the shareholders agreement between the subsidiary and the remaining one shareholder, all major financial and operating policy decisions require a unanimous resolution of the shareholders. Therefore, decisions must be passed unanimously by shareholders and the subsidiary’s voting power is increased from 33.33% to 50%.
(iii)	During the year, the Company, through the acquisition of Gloucester, acquired 49.9997% equity interest in Middlemount Joint Venture and decision must be passed unanimously by shareholders.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

32. INTERESTS IN JOINTLY CONTROLLED ENTITIES—Continued

(iv)	The above jointly controlled entities are indirectly held by the Company.

Summarized financial information in respect of the Group’s jointly controlled entities is set out below:

	At December 31,
	2012	2011
	RMB’000	RMB’000
Share of total assets	4,624,385	207,331
Share of total liabilities	(3,537,400)	(187,878)

Group’s Share of net assets	1,086,985	19,453

	For the year ended December 31,
	2012	2011
	RMB’000	RMB’000
Share of revenue	1,235,139	1,616,364

Group’s Share of net loss	(103,217)	—

33. INTERESTS IN JOINT VENTURES

Information on major joint ventures (other than jointly controlled entities) is as follows:

	Place of establishment and operation	Principal activity	At December 31,
			2012	2011
Name of joint venture			Interest held	Interest held
Boonal joint venture	Australia	Provision of a coal haul road and train load out facilities	50%	50%
Athena joint venture	Australia	Coal exploration	51%	51%
Ashton joint venture	Australia	Development and operation of open-cut and underground coal mines	90%	90%
Moolarben joint venture	Australia	Development and operation of open-cut and underground coal mines	80%	80%

The above joint ventures are established and operated as unincorporated businesses and are held indirectly by the Company.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

33. INTERESTS IN JOINT VENTURES—Continued

The Group’s interest in the assets and liabilities of the joint ventures are set out below:

	At December 31,
	2012	2011
	RMB’000	RMB’000
Current assets	1,019,077	859,702
Non-current assets	20,860,234	20,243,996
Current liabilities	(20,478,765)	(284,493)
Non-current liabilities	(113,300)	(79,765)

	1,287,246	20,739,440

The Group’s share of revenue, expenses and loss before income tax of the joint ventures are set out below:

	For the year ended December 31,
	2012	2011
	RMB’000	RMB’000
Revenue	6,085,954	1,007,606
Expenses	(9,282,244)	(4,246,184)

Loss before income tax	(3,196,290)	(3,238,578)

34. BILLS AND ACCOUNTS PAYABLE

	At December 31,
	2012	2011
	RMB’000	RMB’000
Accounts payable	2,906,612	2,003,643
Bills payable	3,905,148	237,201

	6,811,760	2,240,844

The following is an aged analysis of bills and accounts payable based on the invoice dates at the balance sheet date:

	At December 31,
	2012	2011
	RMB’000	RMB’000
1 - 90 days	6,384,206	1,790,743
91 - 180 days	224,505	257,392
181 - 365 days	68,640	60,865
Over 1 year	134,409	131,844

	6,811,760	2,240,844

The average credit period for accounts payable and bills payable is 90 days. The Group has financial risk management policies in place to ensure that all payables are within the credit timeframe.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

35. OTHER PAYABLES AND ACCRUED EXPENSES

	At December 31,
	2012	2011
	RMB’000	RMB’000
Customers’ deposits	1,368,734	1,523,567
Accrued wages	1,084,200	1,047,144
Other taxes payable	204,082	431,728
Payables in respect of purchases of property, plant and equipment and construction materials	3,662,785	2,733,713
Accrued freight charges	9,434	3,871
Accrued repairs and maintenance	51,221	34,957
Staff welfare payable	187,631	94,121
Withholding tax payable	7,251	641
Deposits received from employees	24,736	12,847
Coal price adjustment fund	51,995	47,072
Accrued land subsidence, restoration, rehabilitation and environmental costs	1,446	533
Payable on compensation fee of mining rights	—	552,686
Interest payable	395,778	243,437
Others	1,964,504	618,498

	9,013,797	7,344,815

36. PROVISION FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

	2012	2011
	RMB’000	RMB’000
Balance at January 1	3,181,643	2,453,231
Exchange re-alignment	24,248	(11,267)
Acquisition of Syntech	—	14,259
Acquisition of Premier Coal and Wesfarmers Char	—	168,847
Acquisition of Beisu and Yangcun	20	—
Acquisition of Gloucester	100,145	—
Additional provision in the year	1,450,557	1,513,084
Utilization of provision	(986,347)	(956,511)

Balance at December 31	3,770,266	3,181,643

Presented as:
Current portion	3,291,857	2,856,229
Non-current portion	478,409	325,414

	3,770,266	3,181,643

Provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

37. BORROWINGS

	At December 31,
	2012	2011
	RMB’000	RMB’000
Current liabilities
Bank borrowings
- Unsecured borrowings (i)	5,024,476	13,193,083
- Secured borrowings (ii)	657,876	6,395,413
Loans pledged by machineries (iii)	2,000,000	—
Finance lease liabilities (iv)	30,240	—

	7,712,592	19,588,496
Non-current liabilities
Bank borrowings
- Unsecured borrowings (i)	3,875,665	2,110,000
- Secured borrowings (ii)	17,967,840	12,759,324
Finance lease liabilities (iv)	202,450	—
Guaranteed notes (v)	11,237,835	—

	33,283,790	14,869,324

Total borrowings	40,996,382	34,457,820

(i) Unsecured borrowings are repayable as follows:

	At December 31,
	2012	2011
	RMB’000	RMB’000
Within one year	5,024,476	13,193,083
More than one year, but not exceeding two years	256,000	22,000
More than two years, but not more than five years	3,619,665	2,066,000
More than five years	—	22,000

Total	8,900,141	15,303,083

At December 31, 2012, short-term borrowings amounting to RMB3,110,432,000 (2011: RMB11,892,000,000). Three new short-term borrowings of RMB1,083,858,000 (EUR130,165,000) are dominated in foreign currency with interest rates at three-months LIBOR plus a margin of 2%, approximately 2.31% (2011: nil). The remaining short term borrowings carried interest at 5.40%-6.56% per annum (2011: 6.06%-6.56% per annum). Long-term borrowings amounting to RMB4,403,887,000 (2011:RMB2,000,000,000) with RMB616,222,000 payable within one year. Long-term borrowing of RMB2,404,000,000 carried interest at 6.90% per annum while the remaining carried interest at 5.80% per annum (2011: 6.90% per annum). The interest rate will be adjusted in accordance with the benchmark lending rate published by the People’s Bank of China (“PBOC”). Long-term borrowings are guaranteed by the Parent Company.

The loan of Shanxi Tianchi was a loan which acquired before the acquisition of Shanxi Tianchi with the amount of RMB110,000,000 (2011: RMB132,000,000) carried interest at 6.4% (2011: 7.05%) per annum and is subject to adjustment based on the interest rate stipulated by PBOC. This loan is repayable by 20 instalments over a period of 12 years, with the first instalment due in May 2008. The loan is guaranteed by the Parent Company.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

37. BORROWINGS—Continued

(i) Unsecured borrowings are repayable as follows:—Continued

The short-term borrowings of Yancoal International amounting to RMB1,275,822,000 (USD203,000,000; 2011: RMB1,279,083,000), the borrowings carried interest at LIBOR plus a margin of 1.7%, approximately 2.01% (2011: LIBOR plus 2.6%, approximately 3.16%). The loan will be fully repayable at maturity.

(ii) Secured borrowings are repayable as follows:

	At December 31,
	2012	2011
	RMB’000	RMB’000
Within one year	657,876	6,395,413
More than one year, but not exceeding two years	685,521	6,395,413
More than two years, but not more than five years	1,105,228	6,363,911
More than five years	16,177,091	—

Total	18,625,716	19,154,737

At December 31, 2012, loans obtained by the Group for the purpose of settling the consideration in respect of acquisition of Yancoal Resources amounting to RMB18,503,917,000 (USD 2,939,655,000; 2011: RMB19,154,737,000). The borrowings together with loans pledged by machineries are guaranteed by the Company, counter-guaranteed by the Parent Company and secured by the Group’s term deposits (note 17), property, plant and equipment (note 25), intangible assets (note 24) and other assets in Yancoal Resources.

The borrowings of RMB12,148,554,000 (USD1,930,000,000) (2011: RMB17,894,557,000) carried interest at three-month LIBOR plus a margin of 0.75% (approximately 1.06%). The borrowings of RMB283,256,000 (USD45,000,000) (2011:RMB1,260,180,000) carried interest at three-months LIBOR plus a margin of 0.8% (approximately 1.11%). The borrowings of RMB6,072,107,000 (USD964,655,000) carried interest at three-month LIBOR plus 2.8% (approximately 3.11%). Other borrowings arose from the acquisition of Gloucester, amounting to RMB121,799,000 (USD19,350,000) carried interest at 5.68%.

(iii) Loans pledged by machineries are repayable as follows:

	At December 31,
	2012	2011
	RMB’000	RMB’000
Minimum payments
Within one year	2,048,167	—
Less: Future finance charges	(48,167)	—

Present value of lease payments	2,000,000	—

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

37. BORROWINGS—Continued

(iii) Loans pledged by machineries are repayable as follows:—Continued

	At December 31,
	2012	2011
	RMB’000	RMB’000
Present value of minimum payments
Within one year	2,000,000	—
Less: Amounts due within one year and included in current liabilities	(2,000,000)	—

Amounts due after one year and included in non-current liabilities	—	—

At December 31, 2012, a loan of RMB2,000,000,000 carried interest at 6.56% per annum is pledged by machineries of the Group. The interest rate will be adjusted in accordance with the benchmark lending rate published by the People’s Bank of China (“PBOC”).

(iv) Finance lease liabilities are repayable as follows:

	At December 31,
	2012	2011
	RMB’000	RMB’000
Minimum payments
Within one year	44,829	—
More than one year, but not exceeding two years	44,832	—
More than two years, but not exceeding five years	148,641	—
More than five years	27,090	—

	265,392	—
Less: Future finance charges	(32,702)	—

Present value of lease payments	232,690	—

	At December 31,
	2012	2011
	RMB’000	RMB’000
Present value of minimum payments
Within one year	30,240	—
More than one year, but not exceeding two years	46,943	—
More than two years, but not exceeding five years	140,829	—
More than five years	14,678	—

	232,690	—
Less: Amounts due within one year and included in current liabilities	(30,240)	—

Amounts due after one year and included in non-current liabilities	202,450	—

Finance lease liabilities of RMB232,690,000 (AUD35,599,000) was obtained from the acquisition of Gloucester during the year, which carried interest at 7.74% per annum.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

37. BORROWINGS—Continued

(v) Guaranteed notes are detailed as follows :

	At December 31,
	2012	2011
	RMB’000	RMB’000
Guaranteed notes denominated in USD repayable within five years	2,828,176	—
Guaranteed notes denominated in RMB repayable within five years	990,600	—
Guaranteed notes denominated in USD repayable after five years	3,456,659	—
Guaranteed notes denominated in RMB repayable after five years	3,962,400	—

	11,237,835	—

The above USD guaranteed notes were issued by a subsidiary of the Company on May 16, 2012. Guaranteed notes with par value of USD450,000,000 and USD550,000,000 will mature in 2017 and 2022 and with interest rate of 4.461% and 5.730% per annum respectively. The notes are unconditionally secured by the Company and the respective security is non-cancellable. For the year ended December 31, 2012, there was no redemption on the notes.

During the year, with the approval from China Securities Regulatory Commission, the Company is allowed to issue RMB notes within PRC domicile, RMB notes with par value of RMB300,167,000 and RMB4,699,833,000 was issued to the public and institutional investors. An unconditional and irrecoverable corporate guarantee was provided by the Parent Company on the RMB notes. At December 31, 2012, RMB notes of RMB4,953,000,000 include notes of RMB3,962,400,000 with a maturity period of ten years and interest rate of 4.20% per annum and notes of RMB990,600,000 with a maturity period of five years and interest rate of 4.95% per annum. For the year ended December 31, 2012, there was no redemption on the notes.

38. DERIVATIVE FINANCIAL INSTRUMENTS

	At December 31,
	2012	2011
	RMB’000	RMB’000
Derivatives used for cash flow hedging:
Current assets
- Forward foreign exchange contracts	76,640	104,910
- Collar Option	14,091	—

	90,731	104,910

Current liabilities
- Forward foreign exchange contracts	13,656	42,471
- Interest rate swap contracts	114,421	179,618

	128,077	222,089

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

38. DERIVATIVE FINANCIAL INSTRUMENTS—Continued

During the year ended December 31, 2012, the Group’s subsidiaries in Australia entered into forward foreign exchange contracts to sell or purchase specified amounts of foreign currencies in the future at stipulated exchange rates. The objective of entering into the forward foreign exchange contracts is to reduce the foreign exchange rate related volatility of revenue stream and capital expenditure and thereby assist in risk management for the Group. The outstanding sell United States dollars contracts are hedging highly probable forecasted sales of coal. Cash flows and any impact to profit or loss arising from all the foreign exchange contracts are expected to occur within one year from the balance sheet date.

As at December 31, 2012, the outstanding notional amount to sell United States dollars (sell United States dollars and buy Australian dollars) was approximately RMB5,390 million (2011: RMB3,279 million) and RMB746 million (2011: RMB1,553 million), all maturing within one year (2011: one year) with forward rates ranging from 0.9755 to 1.0013 (2011: ranging from 0.9182 to 1.0642 respectively) and floor price and ceiling price of 0.934 and 1.055 (2011: 0.9230 and 1.080).

As at December 31, 2012, the outstanding notional amount to buy Euro (“EUR”) (sell Australian dollars and buy EUR) was approximately RMB51 million, maturing within one year with forward rate at 0.99926 (2011: nil).

As at December 31, 2012, the outstanding notional amount to buy British Pound (sell Australian dollars and buy British Pound) was approximately RMB3 million, maturing within one year with forward rate at 0.99948 (2011: nil).

As at December 31, 2012, the outstanding notional amount to buy EUR (sell United States dollars and buy EUR) was approximately RMB114 million maturing within one year with forward rates ranging from 1.00013 to 1.00031 (2011: nil).

The Company also entered into contracts with three banks to hedge a proportion of borrowings issued at variable interest rates through the use of floating-to-fixed interest rate swap contracts. As at December 31, 2012, the outstanding notional amount was approximately RMB 6,285 million (USD1,000 million) (2011: RMB9,451 million (USD 1,500 million)), contract period of four years (2011: four years) at a hedge period of 3 months (2011: 3 months) with fixed rate of approximately 2.75%, 2.42% and 2.41% (2011: approximately 2.75%, 2.42% and 2.41% respectively) and floating rate as LIBOR + 0.75% (2011: LIBOR + 0.75%). The non-current portion of the derivatives is not material and is included in current portion. Cash flows and any impact to profit or loss arising from the above use of floating-to-fixed interest rate swap contracts are expected to occur within each hedge period of 3 months over the contract period.

For the year ended December 31, 2012, the ineffective hedging portion of the changes in fair values of the forward foreign exchange contracts of approximately RMB 20.4 million (2011: RMB1.9 million) was recognized as selling, general and administrative expenses in the consolidated income statement. The effective hedging portion was recognized as current portion of derivatives financial instruments in the consolidated balance sheet.

The fair values of the forward foreign exchange contracts are estimated based on the discounted cash flows between the contract forward rate and spot forward rate. The fair values of the interest rate swap contracts are estimated based on the discounted cash flows between the contract floating rate and the contract fixed rate.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

39. CONTINGENT VALUE RIGHTS SHARES LIABILITIES

	2012	2011
	RMB’000	RMB’000
Balance at January 1	—	—
Acquisition of Gloucester	1,312,913	—
Change in fair value	79,423	—
Exchange re-alignment	39,852	—

Balance at December 31	1,432,188	—

For more information about contingent value rights shares liabilities, please refer to note 46.

40. LONG-TERM PAYABLE AND PROVISION

	At December 31,
	2012	2011
	RMB’000	RMB’000
Current liabilities
- Deferred payment for acquisition of interests in Minerva (i)	3,268	3,205
- Mining right compensation fee payable (ii)	396,285	—

	399,553	3,205

Non-current liabilities
- Deferred payment for acquisition of interests in Minerva (i)	8,088	8,159
- Mining right compensation fee payable (ii)	1,585,139	—
- Others (iii)	470,695	6,869

	2,063,922	15,028

Total	2,463,475	18,233

(i)	The carrying value of the deferred payment for acquisition of interests in Minerva is based on cash flows discounted using a rate of 7.5%.
(ii)	Mining right compensation fee payable is provided in accordance with the Chinese government legislation on mining right compensation fee. The amount is payable by instalment from 2012 to 2017.
(iii)	Others mainly comprised of provision for marketing service fee of RMB39,971,000 and provision for forecasted excessive supply for port and rail contracts of RMB402,331,000, both arising from the acquisition of Gloucester.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

41. DEFERRED TAXATION

	Available- for-sale investment	Accelerated tax depreciation	Fair value adjustment on mining rights (mining reserves)	Temporary differences on income and expenses recognized	Tax losses	Cash flow hedge reserve	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2011	(28,805)	(305,353)	(703,582)	(774,162)	363,478	(28,617)	(1,477,041)
Exchange re-alignment	—	3,846	87,322	25,090	(8,008)	—	108,250
Acquisition of additional interests in joint venture	—	—	(49,246)	—	—	—	(49,246)
Acquisition of Syntech	—	—	(81,370)	55,728	—	—	(25,642)
Acquisition of Premier Coal and Wesfarmers Char	—	—	(69,154)	51,305	—	—	(17,849)
Acquisition of Xintai	—	—	(817,296)	—	—	—	(817,296)
Charge to other comprehensive income	5,190	—	—	—	—	62,073	67,263
Charge (credit) to the consolidated income statement (note 12)	—	70,100	(550,430)	487,222	(355,470)	—	(348,578)

Balance at December 31, 2011	(23,615)	(231,407)	(2,183,756)	(154,817)	—	33,456	(2,560,139)
Exchange re-alignment	—	(2,253)	(90,646)	191,400	16,160	—	114,661
Acquisition of Beisu and Yangcun	—	—	(47,375)	4,109	—	—	(43,266)
Acquisition of Gloucester	—	—	(1,851,996)	778,477	258,003	—	(815,516)
Charge (credit) to other comprehensive income	1,481	—	—	—	—	(28,641)	(27,160)
Deferred tax arising from the restructuring of Australian subsidiaries	—	—	—	(141,067)	—	—	(141,067)
Charge (credit) to the consolidated income statement (note 12)	—	(9,227)	538,989	(46,703)	864,585	—	1,347,644

Balance at December 31, 2012	(22,134)	(242,887)	(3,634,784)	631,399	1,138,748	4,815	(2,124,843)

The temporary differences on income and expenses recognized mainly arose from unpaid provision of salaries and wages, provisions of compensation fees for mining rights and land subsidence, restoration, rehabilitation and environmental costs and also included payments on certain expenses such as exploration costs and certain income in Australia.

The following is the analysis of the deferred tax balances for financial reporting purposes:

	At December 31,
	2012	2011
	RMB’000	RMB’000
Deferred tax assets	5,605,284	1,335,165
Deferred tax liabilities	(7,730,127)	(3,895,304)

	(2,124,843)	(2,560,139)

At the balance sheet date, the Group has unused tax losses of RMB5,930 million (2011: RMB1,560 million) contributed by the subsidiaries available for offset against future profits. RMB1,138 million deferred tax asset has been recognized (2011: nil) for such losses. No deferred tax asset has been recognized in respect of the RMB2,134 million (2011: RMB1,560 million) due to the unpredictability of future profit streams. Included in unrecognized tax losses are losses of RMB298 million that will expire in 2013, losses of RMB357 million that will expire in 2014, losses of RMB517 million that will expire in 2015 and loss of RMB282 million that will expire in 2016. (2011: losses of RMB298 million that will expire in 2013 and losses of RMB357 that will expire in 2014). Other losses may be carried forward indefinitely. By reference to financial budgets, management believes that there will be sufficient future profits for the realization of deferred tax assets which have been recognized in respect of tax losses.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

42. SHAREHOLDERS’ EQUITY

Share capital

The Company’s share capital structure at the balance sheet date is as follows:

	Domestic invested shares		Foreign invested shares H shares (including H shares represented by ADS)	Total
	State legal person shares (held by the Parent Company)	A shares

Number of shares
At January 1, 2011, January 1, 2012 and December 31, 2012	2,600,000,000	360,000,000	1,958,400,000	4,918,400,000

	Domestic invested shares		Foreign invested shares H shares (including H shares represented by ADS)	Total
	State legal person shares (held by the Parent Company)	A shares
	RMB’000	RMB’000	RMB’000	RMB’000
Registered, issued and fully paid
At January 1, 2011, January 1, 2012 and December 31, 2012	2,600,000	360,000	1,958,400	4,918,400

Each share has a par value of RMB1.

The Company has completed the implementation of the share reform plan on April 3, 2006 and the non-tradable legal person shares held by the Parent Company become tradable shares. The Parent Company guaranteed that it would not trade these shares in the market within 48 months from that day. All the commitment made by the Parent Company as part of the share reform plan was fulfilled. By application to local legislation, shares held by the Parent Company will become tradable shares. During the year, the Parent Company has fulfilled all the requirements. Up to the issue of these financial statements, there is no application for the right of shares trading in the market by the Parent Company and hence the shares held by the Parent Company are still not yet tradable.

Reserves

Future Development Fund

Pursuant to regulation in the PRC, the Company, Shanxi Tianchi and Heze are required to transfer an annual amount to a future development fund at RMB6 per tonne of raw coal mined (Xintai and Ordos: RMB6.5 per tonne of raw coal mined). The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

From 2008 onwards, Shanxi Tianchi is required to transfer an additional amount at RMB5 per tonne of raw coal mined as coal mine transformation fund.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

42. SHAREHOLDERS’ EQUITY—Continued

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

In accordance with the regulations of the State Administration of Work Safety, the Company has a commitment to incur RMB8 (Shanxi Tianchi: RMB50, Xintai and Ordos: increased from RMB7 to RMB15 from February 1, 2012 onwards) for each tonne of raw coal mined from May 1, 2004 which will be used for enhancement of safety production environment and improvement of facilities (“Work Safety Cost”). From February 1, 2012 onwards, the work safety cost increased to RMB15 per tonne. In prior years, the work safety expenditures are recognized only when acquiring the fixed assets or incurring other work safety expenditures. The Company, Heze, Shanxi Tianchi, Xintai and Ordos make appropriation to the future development fund in respect of unutilized Work Safety Cost from 2008 onwards.

In accordance with the regulations of the State Administration of Work Safety, the Company’s subsidiaries, Hua Ju Energy, Shanxi Tianhao and Yulin, have a commitment to incur Work Safety Cost at the rate of: 4% of the sales income for the year below RMB10 million; 2% of the actual sales income for the year between RMB10 million and RMB100 million (included); 0.5% of the actual sales income for the year between RMB100 million and RMB1 billion (included); 0.2% of the actual sales income for the year above RMB1 billion. The unutilized Work Safety Cost at December 31, 2012 was RMB1,019,799,000.

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

The Company’s distributable reserve as at December 31, 2012 is the retained earnings computed under PRC GAAP which amounted to approximately RMB23,733,069,000 (At December 31, 2011: RMB22,913,403,000).

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

43. CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance. The Group’s overall strategy remains unchanged from prior year.

The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 37 and equity attributable to equity holders of the Company, comprising issued share capital, reserves and retained earnings, and amounted to RMB86,822,738,000 (2011: RMB77,092,310,000) as at December 31, 2012.

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

44. FINANCIAL INSTRUMENTS

44a. Categories of financial instruments

	At December 31,
	2012	2011
	RMB’000	RMB’000
Financial assets
Loans and receivables (including cash and cash equivalents)	27,145,339	26,863,250
Available-for-sale financial assets	207,076	372,800
Derivative financial instruments	90,731	104,910
Royalty receivable (financial assets at fair value through profit or loss)	1,349,447	—

Financial liabilities
Amortized cost	57,348,667	41,576,750
Derivative financial instruments	128,077	222,089
Contingent value rights shares liabilities (financial liabilities at fair value through profit or loss)	1,432,188	—

44b. Financial risk management objectives and policies

The Group’s major financial instruments include available-for-sale equity instruments, bills and accounts receivable, royalty receivable, other current assets such as other receivables, bank balances and cash, term deposits, restricted cash, long term receivables, derivative financial instruments, bills and accounts payable, other payables, bank and other borrowings, amount due to Parent Company and its subsidiary companies, contingent value rights shares liabilities, finance lease liabilities and guaranteed notes. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. There has been no significant change to the Group’s exposure to market risk or the manner in which it manages and measures the risk.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

44. FINANCIAL INSTRUMENTS—Continued

44b. Financial risk management objectives and policies—Continued

Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group.

At December 31, 2012 and 2011, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group arising from the failure to perform their obligations in relation to each class of recognized financial assets is the carrying amount of those assets as stated in the consolidated balance sheet.

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

The Group maintains its cash and cash equivalents with reputable banks and Yankuang Group Finance Group Company Limited (see note 29). Therefore, the directors consider that the credit risk for such is minimal.

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

As the Group’s PRC operation does not currently have direct export rights, all of its export sales must be made through National Coal Corporation, Shanxi Coal Corporation or Minmetals Trading. The qualities, prices and final customer destinations of the Group’s export sales are determined by the Group, National Coal Corporation, Shanxi Coal Corporation or Minmetals Trading.

For the years ended December 31, 2012, 2011 and 2010, net sales to the Group’s five largest customers accounted for approximately 19.4%, 19.4% and, 24.7% respectively, of the Group’s total revenue. Net sales to the Group’s largest customer accounted for 6.3%, 8.5%, and 13.0% of the Group’s net revenue for the years ended December 31, 2012, 2011 and 2010 respectively. The Group’s largest customer was Huadian Power International Corporation Limited (“Huadian”) for the years ended December 31, 2012, 2011 and 2010.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

44. FINANCIAL INSTRUMENTS—Continued

44b. Financial risk management objectives and policies—Continued

Credit risk—Continued

Details of the accounts receivable from the five customers with the largest receivable balances at December 31, 2012 and 2011 are as follows:

	Percentage of accounts receivable
	At December 31,
	2012	2011

Five largest receivable balances	28.86%	60.47%

The management considers the strong financial background and good creditability of these customers, and there is no significant uncovered credit risk.

The table below shows the credit limit and balance of 5 major counterparties at the balance sheet date:

		December 31, 2012		December 31, 2011
Counterparty	Location	Credit limit	Carrying amount	Credit limit	Carrying amount
		RMB’000	RMB’000	RMB’000	RMB’000
Company A	China	Not applicable	72,000	Not applicable	—
Company B	Japan	Not applicable	54,513	Not applicable	—
Company C	Australia	Not applicable	50,477	Not applicable	—
Company D	Japan	Not applicable	49,156	Not applicable	—
Company E	Japan	Not applicable	41,971	Not applicable	—
Company F	Australia	Not applicable	—	Not applicable	181,164
Company G	Australia	Not applicable	—	Not applicable	94,248
Company H	Hong Kong	Not applicable	—	Not applicable	80,156
Company I	Korea	Not applicable	—	Not applicable	69,566
Company J	Hong Kong	Not applicable	—	Not applicable	69,482

			268,117		494,616

The Group’s geographical concentration of credit risk is mainly in East Asia (excluding the PRC) and Australia. As at December 31, 2012 and 2011, over 57% and 86% of the Group’s total trade receivables were from Australia and from East Asia (excluding the PRC) respectively.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

44. FINANCIAL INSTRUMENTS—Continued

44b. Financial risk management objectives and policies—Continued

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

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities in currencies other than the functional currencies of the relevant group entities at the balance sheet date are as follows:

	Liabilities		Assets
	2012	2011	2012	2011
	RMB’000	RMB’000	RMB’000	RMB’000
United States Dollar (“USD”)	18,294,655	19,309,802	2,267,878	1,025,746
Euro (“EUR”)	1,083,858	—	141	205
Hong Kong Dollar (“HKD”)	—	—	58	452
Notional amounts of sell USD foreign exchange contracts used for hedging	1,599,728	1,996,267	4,536,734	2,836,035
Notional amount of buy EUR foreign exchange contracts used for hedging	—	—	165,711	—
Notional amount of buy British pound (“GBP”) foreign exchange contracts used for hedging	—	—	2,919	—

The sales of the Group’s subsidiaries in Australia are mainly export sales and some of their fixed assets are imported from overseas. Their foreign exchange hedging policy is disclosed in note 38. The Group’s operations in the PRC do not adopt any foreign exchange hedging policy.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

44. FINANCIAL INSTRUMENTS—Continued

44b. Financial risk management objectives and policies—Continued

Market risk—Continued

(i) Currency risk—Continued

Sensitivity analysis

The Group is mainly exposed to the fluctuation against between Renminbi (“RMB”) and United States Dollar (“USD”) or Hong Kong Dollar (“HKD”) and between Australian Dollar (“AUD”) and USD.

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

	USD Impact (note i)		HKD Impact (note i )
	2012	2011	2012	2011
	RMB’000	RMB’000	RMB’000	RMB’000
Increase (Decrease) to profit and loss
- if RMB weakens against respective foreign currency	218,169	14,311	2	17
- if RMB strengthens against respective foreign currency	(218,169)	(14,311)	(2)	(17)

	USD Impact (note ii)
	2012	2011
	RMB’000	RMB’000

Increase (Decrease) to profit and loss
- if AUD weakens against respective foreign currency	(758,859)	(873,588)
- if AUD strengthens against respective foreign currency	758,859	873,588

Increase (Decrease) to shareholders’ equity
- if AUD weakens against respective foreign currency	(538,200)	(680,643)
- if AUD strengthens against respective foreign currency	538,200	680,643

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

44. FINANCIAL INSTRUMENTS—Continued

44b. Financial risk management objectives and policies—Continued

Market risk—Continued

(i) Currency risk—Continued

Notes:

(i)	This is mainly attributable to the exposure of the Group’s outstanding bank deposit and loans denominated in USD and HKD.

(ii)	This is mainly attributable to the exposure of the Group’s outstanding foreign currency bank borrowings and derivative financial instruments denominated in a currency other than the functional currency of the borrower.

In management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year end exposure does not reflect the exposure during the year.

(ii) Interest rate risk

The Group is exposed to cash flow interest rate risk in relation to variable-rate bank balances, term deposits, restricted cash (note 17) and variable rate borrowings (note 37).

The interest rate hedging policy of the Group is disclosed in note 38.

The Group’s exposures to interest rate risk on financial assets and financial liabilities are detailed in the liquidity risk section of this note. The Group’s cash flow interest rate risk is mainly concentrated on the fluctuation of the PBOC arising from the Group’s RMB borrowings and the LIBOR arising from the Group’s foreign currencies borrowings.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

44. FINANCIAL INSTRUMENTS—Continued

44b. Financial risk management objectives and policies—Continued

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

	2012	2011
	RMB’000	RMB’000

Increase (Decrease) to profit and loss
-If increases by 100 basis points	(176,676)	(114,257)
-If decreases by 100 basis points	176,676	114,257

Increase (Decrease) to shareholders’ equity
-If increases by 100 basis points	(153,106)	(78,815)
-If decreases by 100 basis points	153,106	78,815

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

44. FINANCIAL INSTRUMENTS—Continued

44b. Financial risk management objectives and policies—Continued

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

Liquidity and interest risk tables

	Weighted average effective interest rate	Less than 3 months	3-6 months	6 months to 1 year	1-5 years	5+ years	Total undiscounted cash flow	Carrying amount at 12.31
	%	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2012
Non-derivative financial liabilities
Bills and accounts payables	N/A	6,793,293	18,467	—	—	—	6,811,760	6,811,760
Other payables	N/A	7,454,033	—	—	—	—	7,454,033	7,454,033
Amount due to Parent Company and its subsidiary companies	N/A	93,712	—	—	—	—	93,712	93,712
USD Guaranteed note	4.62%-5.80%	81,058	81,058	162,116	4,054,258	4,349,975	8,728,465	6,284,835
RMB Guaranteed note	4.42%-5.00%	—	—	240,000	1,960,000	4,990,000	7,190,000	4,953,000
Loan pledged by machineries	6.56%	32,800	2,015,367	—	—	—	2,048,167	2,000,000
Finance lease liabilities	7.74%	11,207	11,207	22,415	193,473	27,090	265,392	232,690
Bank borrowings - variable rate	1.06%-6.90%	599,726	1,501,707	3,717,194	7,085,626	17,933,866	30,838,119	27,525,857
Long-term payable	4.98%-6.50%	1,583	—	521,163	2,086,372	—	2,609,118	1,992,780
Contingent value rights shares liabilities	N/A	—	—	—	1,432,188	—	1,432,188	1,432,188

		15,067,412	3,627,806	4,662,888	16,811,917	27,300,931	67,470,954	58,780,855

Financial guarantees issued
Maximum amount guaranteed (note)	N/A	—	—	—	—	2,212,915	2,212,915	—

Derivative financial instruments – gross settlement
Forward foreign exchange contracts - Outflow	N/A	1,580,690	—	19,038	—	—	1,599,728	1,599,728

Derivative financial instruments – net settlement
Interest rate swap contracts	N/A	19,462	19,462	40,006	35,491	—	114,421	114,421

Note: the amount presented is the maximum contractual presented under guarantees issued.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

44. FINANCIAL INSTRUMENT—Continued

44b. Financial risk management objectives and policies—Continued

Liquidity risk—Continued

Liquidity and interest risk tables—Continued

	Weighted average effective interest rate	Less than 3 months	3-6 months	6 months to 1 year	1-5 years	5+ years	Total undiscounted cash flow	Carrying amount at 12.31
	%	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2011
Non-derivative financial liabilities
Bills and accounts payables	N/A	2,205,968	34,876	—	—	—	2,240,844	2,240,844
Other payables	N/A	4,514,097	—	—	—	—	4,514,097	4,514,097
Amount due to Parent Company and its subsidiary companies	N/A	352,625	—	—	—	—	352,625	352,625
Bank borrowings - variable rate	2.76%-6.90%	7,845,689	2,344,366	10,279,014	15,970,348	34,020	36,473,437	34,457,820
Long-term payable	6.50%	1,535	—	1,474	9,807	—	12,816	11,364

		14,919,914	2,379,242	10,280,488	15,980,155	34,020	43,593,819	41,576,750

Financial guarantees issued
Maximum amount guaranteed (note)	N/A	—	—	—	—	1,392,566	1,392,566	—

Derivative financial instruments – gross settlement
Forward foreign exchange contracts - Outflow	N/A	180,014	695,818	1,118,038	—	—	1,993,870	1,993,870

Derivative financial instruments – net settlement
Interest rate swap contracts	N/A	30,552	30,552	62,802	55,712	—	179,618	179,618

Note: the amount presented is the maximum contractual presented under guarantees issued.

44c. Fair values

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

44. FINANCIAL INSTRUMENTS—Continued

44c. Fair values—Continued

Fair values of financial assets and financial liabilities are determined as follows:

The following table presents the carrying value of financial instruments measured at fair value across the three levels of the fair value hierarchy defined in IFRS 7 (Amendment). The levels of fair value are defined as follows:

Level 1:	fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets and liabilities;

Level 2:	fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3:	fair value measurements are those derived from valuation techniques that include inputs for the assets or liability that are not based on observable market data (unobservable inputs).

	Level 1	Level 2	Level 3	At December 31 Total
	RMB’000	RMB’000	RMB’000	RMB’000
2012
Assets
Available-for-sale investments
- Investments in securities listed on the SSE	167,572	—	—	167,572
Derivative financial instruments
- Forward foreign exchange contracts	—	76,640	—	76,640
- Collar option	—	14,091	—	14,091
Financial assets at fair value through profit or loss
- Royalty receivable	—	—	1,349,447	1,349,447

	167,572	90,731	1,349,447	1,607,750

Liabilities
Derivative financial instruments
- Forward foreign exchange contracts	—	13,656	—	13,656
- Interest rate swap contracts	—	114,421	—	114,421
Financial liabilities at fair value through profit or loss
- Contingent value rights shares liabilities	1,432,188	—	—	1,432,188

	1,432,188	128,077	—	1,560,265

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

44. FINANCIAL INSTRUMENTS—Continued

44c. Fair values—Continued

	Level 1	Level 2	Level 3	At December 31 Total
2011
Assets
Available-for-sale investments
- Investments in securities listed on the SSE	173,495	—	—	173,495
Derivative financial instruments
- Forward foreign exchange contracts	—	104,910	—	104,910

	173,495	104,910	—	278,405

Liabilities
Derivative financial instruments
- Forward foreign exchange contracts	—	42,471	—	42,471
- Interest rate swap contracts	—	179,618	—	179,618

	—	222,089	—	222,089

There were no transfers between Levels 1 and 2 during the year ended December 31, 2012 and 2011.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

45. ACQUISITION OF BEISU AND YANGCUN

	Carrying amounts	Fair value Adjustments	Fair values
	RMB’000	RMB’000	RMB’000
Bank balances and cash	8,131	—	8,131
Accounts receivable and other receivables	96,626	—	96,626
Inventories	2,731	286	3,017
Interests in associates	3,927	—	3,927
Property, plant and equipment, net	285,515	—	285,515
Intangible assets	275,097	189,503	464,600
Accounts payable and other payables	(708,584)	1,982	(706,602)
Deferred taxation	4,181	(47,447)	(43,266)
Provision for land subsidence, restoration, rehabilitation and environmental costs	(20)	—	(20)

Net assets acquired			111,928
Goodwill arising on acquisition			712,214

			824,142

Considerations:
Cash paid on acquisition			824,142

Net cash outflow arising on acquisition:
Cash outflow arising on acquisition			(824,142)
Bank balance and cash acquired			8,131

			(816,011)

During the period from the acquisition date to 31 December 2012, Beisu and Yangcun did not contribute any significant revenue or profit to the Group. Goodwill arose because the Group can increase its production capacity in coal and the coverage of exploration from this acquisition.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

46. ACQUISITION OF GLOUCESTER

During the year, a wholly-owned subsidiary of the Company, Yancoal Australia, merged with Gloucester. The merger was completed on June 27, 2012. Yancoal Australia acquired Gloucester at a consideration of a combination of 218,727,665 ordinary shares of Yancoal Australia and 87,645,184 CVR shares. Gloucester is a company listed on the ASX. Following the completion of the merger, Yancoal Australia is separately listed on the ASX, replacing the listing position of Gloucester. The ordinary shares and CVR shares of Yancoal Australia were listed on the ASX on June 28, 2012. Gloucester mainly engaged in production of coking coal and thermal coal. The net assets acquired were included in the mining segment.

The acquisition has been accounted for using the acquisition method.

The net assets acquired on the acquisition date are as follows:

	Carrying amounts	Fair value Adjustments	Fair values
	RMB’000	RMB’000	RMB’000
Bank balances and cash	237,315	—	237,315
Accounts receivable and other receivables	605,407	(379,589)	225,818
Inventories	232,490	(3,076)	229,414
Investments in jointly control entities	1,951,741	(814,218)	1,137,523
Investment in securities	47,026	—	47,026
Royalty receivable	1,243,158	46,857	1,290,015
Property, plant and equipment, net	2,611,394	761,968	3,373,362
Construction in progress	257,395	93,729	351,124
Intangible assets	4,908,788	710,512	5,619,300
Long term receivables	1,329,578	—	1,329,578
Accounts payable and other payables	(3,988,052)	71,332	(3,916,720)
Provision for land subsidence, restoration, rehabilitation and environmental costs	(100,145)	—	(100,145)
Long term payables	(1,324,852)	781,691	(543,161)
Tax recoverable	14,978	—	14,978
Deferred taxation	(1,283,674)	468,158	(815,516)
Borrowings	(3,725,732)	—	(3,725,732)

Net assets acquired			4,754,179
Gain on bargain purchase			(1,269,269)

			3,484,910

Considerations:
Fair value of ordinary shares issued by Yancoal Australia			2,138,130
Fair value of CVR shares issued			1,312,913
Direct expenses incurred on the issuance of ordinary shares and CVR shares of Yancoal Australia			33,867

			3,484,910

Net cash inflow arising on acquisition:
Bank balance and cash acquired			237,315

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

46. ACQUISITION OF GLOUCESTER—Continued

Bargain purchase arises because the consideration (number of shares to be issued) was fixed when the merger proposal was announced. Upon the date of completion, the market capitalization and the market price of shares dropped and hence the total consideration paid were less than the fair value of net identifiable assets acquired because there is no mechanism to adjust the number of shares to be issued.

During the period from the acquisition date to December 31, 2012, Gloucester have contributed a total revenue of RMB1,658 million and an operating loss of RMB 387 million.

If the acquisition had occurred on January 1, 2012, the consolidated revenue and net profit of the Group for the year ended December 31, 2012 would have been RMB59,839 million and RMB4,846 million respectively. The proforma financial information is for illustrative purpose only and does not necessarily reflect the Group’s revenue and operating results if the acquisition has been completed by January 1, 2012 and could not serve as a basis for the forecast of future operation result.

The purpose of the issuance of CVR shares is to protect the original shareholders of Gloucester from the fluctuation of the share price of the Yancoal Australia after the merger. If the weighted average price of the last 3 months in the next 18 months after the transaction is lower than AUD6.96 per share, the CVR shares will be redeemed by cash (or shares of Yancoal Australia held by the Company at the discretion of Yancoal Australia) at guaranteed price of AUD6.96 per share. The redemption price will not exceed AUD3 per share. The holders of the CVR shares do not have the power to vote (or shares of the condition that is required by the ASX). Also, the holders of the CVR shares are not entitled to any dividend, right to enroll the new securities and bonus shares that are distributed or issued by Yancoal Australia. The Company are committed to the obligations related to the issuance of the CVR shares by Yancoal Australia.

The valuation of the shares issued by Yancoal Australia and the CVR are stated at market value.

47. ACQUISITION OF THREE SUBSIDIARIES

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

47. ACQUISITION OF THREE SUBSIDIARIES—Continued

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

48. ACQUISITION OF AN YUAN COAL MINE

In 2010, Ordos signed a co-operation agreement with an independent third party for the acquisition of An Yuan Coal Mine at a consideration of RMB1,435 million. The acquisition was completed during 2011.

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

49. ACQUISITION OF ADDITIONAL INTERESTS IN JOINT VENTURE

The Australia subsidiaries of the Group originally held 60% equity interests in Ashton joint venture. During 2011, the Group acquired additional 30% equity interests in Ashton joint venture from another venturer at a consideration of USD250 million. This included the acquisition of 30% equity interests in the jointly controlled entities, Ashton Coal Mines Limited and Australian Coal Processing Holdings Pty Ltd. Upon completion of the acquisition, the Group held 90% equity interest in Ashton joint venture.

Under the shareholders agreement, the 90% equity interest held in Ashton remained classified as a joint venture.

50. ACQUISITION OF SYNTECH

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

This acquisition has been accounted for using the acquisition method.

The net assets of Syntech acquired, and the goodwill arising, are as follows:

	Carrying amounts	Fair value adjustments	Fair values
	RMB’000	RMB’000	RMB’000
Bank balances and cash	51,828	—	51,828
Accounts receivable and other receivables	118,042	—	118,042
Inventories	85,190	28,539	113,729
Property, plant and equipment, net	1,227,053	(301,522)	925,531
Intangible assets	121,140	271,234	392,374
Accounts and other payables	(219,243)	—	(219,243)
Deferred tax	—	(25,642)	(25,642)
Provision for land subsidence, restoration, rehabilitation and environmental costs	(14,259)	—	(14,259)

Net assets acquired			1,342,360
Goodwill arising on acquisition			25,642

			1,368,002

Total consideration satisfied by:
Cash consideration paid on acquisition			1,368,002

Net cash outflow arising on acquisition:
Cash paid on acquisition			(1,368,002)
Bank balances and cash acquired			51,828

			(1,316,174)

The goodwill arising from the acquisition is attributable to the extension of mining reserves in Australia and diversification of operation by the Group, and operational synergies and strategic benefits.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

51. ACQUISITION OF PREMIER COAL AND WESFARMERS CHAR

On September 27, 2011, a wholly-owned subsidiary of the Company acquired 100% equity interests of both Premier Coal and Wesfarmers Char as a package for a cash consideration of AUD 313,533,000. The equity transfer was completed on December 30, 2011. For Premier Coal, the principal businesses are exploration, production and processing of coal; for Wesfarmers Char, the principal businesses are the research and development of the technology and procedures in relation to processing coal char from low rank coals. The net assets acquired were included in the mining segment.

This acquisition has been accounted for using the acquisition method.

The net assets of Premier Coal and Wesfarmers Char acquired, and the goodwill arising, are as follows:

	Carrying amounts	Fair value adjustments	Fair values
	RMB’000	RMB’000	RMB’000
Accounts receivable and other receivables	91,416	—	91,416
Inventories	68,956	4,666	73,622
Property, plant and equipment, net	1,484,398	264,216	1,748,614
Intangible assets	—	511,186	511,186
Accounts and other payables	(198,715)	—	(198,715)
Deferred tax	(123,377)	105,528	(17,849)
Provision for land subsidence, restoration, rehabilitation and environmental costs	(168,847)	—	(168,847)

Net assets acquired			2,039,427
Goodwill arising on acquisition			17,849

			2,057,276

Total consideration satisfied by:

Cash consideration paid on acquisition			2,057,276

Net cash outflow arising on acquisition:
Cash paid on acquisition			(2,057,276)

The goodwill arising from the acquisition is attributable to the extension of mining reserves in Australia and diversification of operation by the Group, and operational synergies and strategic benefits.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

52. ACQUISITION OF XINTAI

In 2011, the Company entered into an agreement with independent third party to acquire 80% equity interests in Xintai at a cash consideration of RMB2,801,557,000. The acquisition was completed in 2011. Xintai owns and operates Wenyu Coal Mine located in Inner Mongolia. The principle businesses are coal mining and sales. The net assets acquired were included in the mining segment.

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

The goodwill arising from the acquisition is attributable to the extension of mining reserves and diversification of operation by the Group, and operational synergies and strategic benefits.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

53. DISPOSAL OF A JOINT VENTURE

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

Cash inflow of the disposal
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

54. RELATED PARTY BALANCES AND TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. Details of balances and transactions between the Group and other related parties are disclosed below.

Balances and transactions with related party

	At December 31,
	2012	2011
	RMB’000	RMB’000
Nature of balances (other than those already disclosed)
Bills and accounts receivable
- Parent Company and its subsidiaries	1,039,461	648,201
- Jointly controlled entities	—	181,164
Prepayments and other receivables
- Parent Company and its subsidiaries	109,662	127,367
- Jointly controlled entities	187,324	198,780
Bills and accounts payable
- Jointly controlled entities	—	181
Other payables and accrued expenses
- Parent Company and its subsidiaries	1,674,286	1,075,627

The amounts due from/to the Parent Company and its subsidiary companies are non-interest bearing, unsecured and repayable on demand.

During the years, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Income
Sales of coal	3,162,122	2,088,794	2,672,424
Sales of auxiliary materials	425,957	485,676	454,254
Sales of heat and electricity	167,295	180,808	235,002
Sales of methanol	47,909	—	—
Expenditure
Utilities and facilities	35,906	31,646	34,006
Purchases of supply materials and equipment	1,552,758	696,802	421,606
Repair and maintenance services	327,600	323,550	262,478
Social welfare and support services	802,540	848,121	794,621
Technical support and training	—	26,000	26,000
Road transportation services	67,654	73,638	64,945
Construction services	689,787	718,155	655,311

Expenditures for social welfare and support services (excluding medical and child care expenses) of RMB176,820,000, RMB269,182,000 and RMB259,575,000 for the years ended December 31, 2012, 2011 and 2010. In addition, no technical support and training expenses charged by the Parent Company for the year ended December 31, 2012 (2011: RMB26,000,000; 2010: RMB26,000,000). These expenses will be negotiated with the Parent Company each year.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

54. RELATED PARTY BALANCES AND TRANSACTIONS—Continued

Balances and transactions with related party—Continued

On April 23, 2012, the Company entered into the assets transfer agreement with the Parent Company and its subsidiary to purchase the target assets from the Parent Company and its subsidiary at a consideration of RMB824,142,000 to acquire all the assets and liabilities of Beisu and Yangcun and their equity investments in Beisheng Industry and Trade, Shengyang Wood and Jiemei Wall Materials. Details of this acquisition are set out in note 45.

As at 31 December, 2012, the Company has deposited RMB1,719,621,000 (2011: RMB1,820,000,000; 2010: RMB1,400,000,000) to the Company’s associate, Yan Kuang Group Finance Company Limited. The interest income received and finance cost paid during the year amounted to RMB7,986,000 (2011: RMB7,665,000; 2010: RMB680,000) and RMB1,411,000 (2011: RMB10,119,000; 2010: nil) respectively.

In addition to the above, the Company participates in a retirement benefit scheme of the Parent Company in respect of retirement benefits (note 56).

Balances and transactions with other state-controlled entities in the PRC

The Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government (“state-controlled entities”). In addition, the Group itself is part of a large group of companies under the Parent Company which is controlled by the PRC government. Apart from the transactions with the Parent Company and its subsidiaries disclosed above, the Group also conducts business with other state-controlled entities. The directors consider those state-controlled entities are independent third parties so far as the Group’s business transactions with them are concerned.

Material transactions with other state- controlled entities are as follows:

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Trade sales	10,503,203	8,487,421	9,823,814
Trade purchases	4,500,994	2,597,741	1,581,427

Material balances with other state-controlled entities are as follows:

	At December 31,
	2012	2011
	RMB’000	RMB’000
Amounts due to other state-controlled entities	592,267	580,726
Amounts due from other state-controlled entities	1,361,139	681,413

Amounts due to and from state-controlled entities are trade nature of which terms are not different from other customers (notes 18 and 34).

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

54. RELATED PARTY BALANCES AND TRANSACTIONS—Continued

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

Balances and transactions with jointly controlled entities

	At December 31,
	2012	2011
	RMB’000	RMB’000
Due from a jointly controlled entity (refer to note 30)	1,682,983	—

The amount due from a jointly controlled entity is unsecured and interest is calculated at commercial rate, interest received by the Group in the current year amounting to RMB17,831,000.

During the year, sales to the jointly controlled entity by the Group’s Australian subsidiaries amounted to RMB1,030,323,000 (2011: RMB1,363,241,000; 2010: RMB1,202,255,000).

Compensation of key management personnel

The remuneration of directors and other members of key management were as follows:

	Year ended December 31,
	2012	2011	2010
	RMB’000	RMB’000	RMB’000
Directors’ fee	520	484	452
Salaries, allowance and other benefits in kind	5,850	4,864	4,548
Retirement benefit scheme contributions	1,033	834	778

	7,403	6,182	5,778

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

55. COMMITMENTS

	At December 31,
	2012	2011
	RMB’000	RMB’000
Capital expenditure contracted for but not provided for in the consolidated financial statements
Acquisition of property, plant and equipment
- the Group	2,626,207	2,022,362
- share of joint ventures	310,912	179,166
Acquisition of intangible assets
- the Group	—	1,947
- share of joint ventures	30	158

	2,937,149	2,203,633

Pursuant to the regulations issued by the Shandong Province Finance Bureau, the Group has to pay a deposit of RMB2,636 million (2011: RMB2,636 million) to the relevant government authority, which secured for the environmental protection work done by the Company. As at December 31, 2012, deposit of RMB1,567 million (2011: RMB732 million) were made and the Company is committed to further make security deposit of RMB1,069 million (2011: RMB1,904 million).

The Company and four contract parties entered into an agreement to acquire 74.82% interest in Hao Sheng at the consideration of RMB7,159,220,000. As at December 31, 2012, total amount paid by the Company in respect of this investment was RMB2,982,455,000 (2011: RMB2,439,881,000). Details related to acquisition of Hao Sheng are set out in note 31.

56. RETIREMENT BENEFITS

Qualifying employees of the Company are entitled to pension, medical and other welfare benefits. The Company participates in a scheme of the Parent Company and pays a monthly contribution to the Parent Company in respect of retirement benefits at an agreed contribution rate based on the monthly basic salaries and wages of the qualified employees. The Parent Company is responsible for the payment of all retirement benefits to the retired employees of the Company.

Pursuant to the Provision of Insurance Fund Administrative Services Agreement entered into by the Company and the Parent Company on May 8, 2012 (2011: November 7, 2008), the monthly contribution rate is at 20% (2011: 20%; 2010: 20%) of the total monthly basic salaries and wages of the Company’s employees for the period from January 1, 2010 to December 31, 2012. Other welfare benefits will be provided by the Parent Company, which will be reimbursed by the Company.

The amount of contributions paid to the Parent Company were RMB857,352,000, RMB760,906,000, and RMB640,933,000 for the years ended December 31, 2012, 2011, and 2010, respectively.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

56. RETIREMENT BENEFITS—Continued

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

57. HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the domestic employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the three years ended December 31, 2012, 2011 and 2010. Such expenses, amounting to RMB137,200,000, RMB140,000,000 and RMB140,000,000 for each of the three years ended December 31, 2012, 2011 and 2010 respectively, have been included as part of the social welfare and support services expenses summarized in note 54.

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

58. POST BALANCE SHEET EVENT

Subsequent to the balance sheet date, the Company additional paid RMB1,025,516,000 to Jin Cheng Tai in respect of the acquisition of Hao Sheng. Up to the date of the report, the Company in aggregate paid total consideration of RMB4,007,971,000, which equivalent to 63% of the committed amount.

59. MAJOR NON-CASH TRANSACTION

During the year ended December 31, 2012, the Group acquired certain property, plant and equipment, of which RMB3,662,785,000 (2011: RMB2,733,713,000) have not yet been paid.

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

60. OPERATING LEASE COMMITMENTS

	At December 31,
	2012	2011
	RMB’000	RMB’000
Within one year	40,160	7,178
More than one year, but not more than five years	65,756	3,210

	105,916	10,388

Operating leases have average remaining lease terms of 1 to 5 years. Items that are subject to operating leases include mining equipment, office space and small items of office equipment.

61. CONTINGENT LIABILITIES

		At December 31,
		2012	2011
		RMB’000	RMB’000

Guarantees
(a)	The Group
	Guarantees secured over deposits	13,256	—
	Performance guarantees provided to daily operations	1,818,000	1,099,755
	Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	352,481	263,603

(b)	Joint ventures
	Performance guarantees provided to daily operations	745	731
	Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	28,432	28,477

		2,212,914	1,392,566