Form 20-F/A
period 2012-12-31
YANZHOU COAL MINING CO LTD
filed 2013-10-09
CIK 1048098

As filed with Securities and Exchange Commission on October 9, 2013

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

1,958,400,000 H Shares, par value RMB1.00 per share, including H Shares that were represented by 12,915,380 ADSs

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

This Amendment No.1 to the Annual Report on Form 20-F for the year ended December 31, 2012, as filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 29, 2013 (the “Original Form 20-F”), is being filed solely for the purpose of amending “Item 4. — B. Business Overview”, “Item 4. — D. Property, Plant and Equipment”, “Item 5. — A. Operating Results”, “Item 5. — F. Tabular Disclosure of Contractual Obligations”, “Item 19. Exhibits”, “Consolidated Financial Statements — Notes 4. Significant Accounting Policies” and “Consolidated Financial Statements — Notes 5. Accounting Judgements and Key Sources of Estimation Uncertainty” in the Original Form 20-F. The Registrant has been requested by the Commission to supplement details of its trading coal business, revise its disclosure with respect to the advanced-exploration stage projects , revise its breakdown of contractual obligations and supplement its exhibits filed with the Original Form 20-F.

Other than what is set forth above, this Amendment No. 1 makes no changes to the financial statements of the Registrant and does not, and does not purport to, amend, update or restate any other information in the Original Form 20-F, or reflect any events that have occurred after the Original Form 20-F was filed on April 29, 2013.

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

As of December 31, 2012, we owned and operated 21 coal mines across regions with abundant coal resources, including Shandong and Shanxi Provinces and the Inner Mongolia Autonomous Region in China, as well as Queensland, New South Wales and Western Australia in Australia. In addition, as of December 31, 2012, we had nine advanced-exploration stage projects in China and Australia and a number of exploration tenements in Australia that might be potentially developed. Our exploration activities and reserve assessments are continuing on these properties and no reserves have been demonstrated to date.

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

Anyuan Coal Mine
Zhuanglongwan Project
Shilawusu Project
Zhuanlongwan Project
Yingpanhao Project
Inner Mongolia
Shanxi
Nantun Coal Mine
Xinglongzhuang Coal Mine
Baodian Coal Mine
Dongtan Coal Mine
Jining II Coal Mine
Jining III Coal Mine
YangCun Coal Mine
Beisu Coal Mine
Zhaolou Coal Mine
Wanfu Project
Tianchi Coal Mine
Producing assets
Exploration and development assets

We conduct our operations in Australia primarily through our subsidiaries, Yancoal Australia and Yancoal International (Holding). Yancoal Australia currently operates six coal mines in Australia including Austar, Yarrabee, Ashton, Moolarben, Gloucester and Donaldson which collectively held approximately 703.7 million tonnes of JORC-compliant reserves as of December 31, 2012. In addition, Yancoal Australia owns approximately 50% of the equity interest in the joint venture that owns and operates Middlemount Coal Mine, which held approximately 96.0 million tonnes of JORC-compliant reserves as of December 31, 2012. Yancoal Australia also holds an advanced-exploration stage project, Monash. Yancoal International (Holding) currently owns Cameby Downs and Premier Coal Mines, which collectively held approximately 590.2 million tonnes of JORC-compliant reserves as of December 31, 2012, as well as the advanced-exploration stage projects Athena, Harrybrandt, Wilpeena and Wilga. In addition, we had a number of exploration tenements in Australia with potential for developments as of December 31, 2012.

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

To meet our customers’ demand beyond the current capacity of our domestic coal mines, and to maintain and expand our customer base to support our anticipated capacity expansion by our advanced-exploration stage coal mines, we also purchase coal from other coal mining companies and trading companies and sell it to power plants, metallurgical mills and construction material manufacturers with whom we have established stable relationships. Purchases and sales of externally purchased coal are made pursuant to sales contracts. These sales contracts generally specify major terms such as the type of the coal, quantity and quality of the coal, price, delivery and payment methods. Prices for such contracts are generally determined in accordance with the market price.

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
Shandong Province - China

The map below shows the location of Anyuan and Wenyu Coal Mines:

The map below shows the location of Beisu Coal Mine:

The map below shows the location of Yangcun Coal Mine:

116° 30′
117°
117° 30′
N
36°
36°
Ningyang
Yanzhou City
Qufu City
35° 30′
35° 30′
Jining City
Yangcun Coal Mine
Zoucheng City
Tengzhou City
35°
35°
116° 30′
117°
117° 30′
7.5km 0 7.5km
Yangcun Coal Mine

The map below shows the location of Austar, Yarrabee, Ashton and Moolarben Coal Mines as well as advanced-exploration stage projects Athena, Harrybrandt, Wilpeena and Wilga.

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

The total proven and probable reserves as of the end of a year are derived by deducting the proven and probable reserves consumed in the coal production in the same year from the proven and probable reserves as of the end of the immediately preceding year. The distinction between proven and/or probable reserve classifications cannot be readily determined or defined.

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

Cost of sales and services provided

Our cost of sales and railway transportation services consists of the costs of our coal business and railway transportation business, which primarily consist of wages and employee benefits, purchases of coal from third parties for trading purposes, materials, land subsidence, restoration, rehabilitation and environmental costs, depreciation and amortization expenses and business tax and surcharges. Our cost of sales and services provided increased by RMB16,236.2 million, or 63.1%, from approximately RMB25,725.3 million in 2011 to approximately RMB41,961.5 million in 2012, primarily due to an increase of approximately RMB11,974.0 million in the cost of traded coal as a result of an increase in the volumes of coal we purchased from third parties for trading purposes. In addition, cost of sales of traded coal is generally higher than cost of sales of our in-house coal products because purchase prices from other coal mining companies and trading companies are higher than the production cost of our in-house coal products. The increase in our cost of sales and services provided was also caused by an increase of approximately RMB1,435.9 million in wages and employee benefits as a result of an increase in employee headcount.

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

Profit for the year

As a result, our profit for the year decreased by RMB2,753.4 million, or 30.7%, from approximately RMB8,975.6 million in 2011 to approximately RMB6,222.2 million in 2012. The profit attributable to equity holders of the Company decreased by RMB2.709.1 million, or 30.3%, from RMB8,928.1 million in 2011 to approximately RMB6,219.0 million in 2012. In particular, net profit from our trading of externally purchased coal in 2012 was approximately RMB28.0 million, which represented approximately 0.45% of our profit for the year.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2012:

	Payments Due by Period
	Total	Less than one Year	One to three years	Three to five years	More than five years
	(RMB in millions)
Contractual Obligations
Unsecured bank borrowings	8,900.1	5.024.5	1,076.0	2,799.6	—
Secured bank borrowings	18,625.7	657.9	910.0	880.8	16,177.0
Finance leases	232.7	30.2	93.9	93.9	14.7
Guaranteed notes	11,237.8	—	—	3,818.8	7,419.1
Loans pledged by machineries	2,000.0	2,000.0	—	—	—
Capital commitments for the acquisition of assets	2,937.1	2.871.8	65.3	—	—
Mining right compensation fee	1,981.4	396.3	792.6	792.6	—
Amounts due to Controlling Shareholder and its subsidiaries	93.7	93.7	—	—	—

Total	46,008.5	3,178.1	2,937.8	8,385.7	23,610.8

The following table sets forth our consolidated interest-bearing borrowings as of December 31, 2011 and 2012:

	As of December 31,
	2011	2012
	(RMB in millions)
Secured bank borrowings	19,154.7	18,625.7
Unsecured bank borrowings	15,303.1	8,900.1

Total	34,457.8	27,525.9

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

ITEM 19.	EXHIBITS

Documents filed as exhibits to this annual report:

Exhibit Number	Description

1.1	Articles of Association as amended on April 23, 2012 (English Translation). (1)

4.1	Indentures dated May 16, 2012 among Yancoal International Resources Development Co., Limited, as Issuer, Yanzhou Coal Mining Company Limited, as Guarantor and Deutsche Bank Trust Company Americas as Trustee. (2)

4.2	Provision of Materials Agreement dated April 23, 2012 between Yankuang Group Company Limited and Yanzhou Coal Mining Company Limited (English Translation).

4.3	Provision of Labor and Services Agreement dated April 23, 2012 between Yankuang Group Company Limited and Yanzhou Coal Mining Company Limited (English Translation).

4.4	Provision of Administrative Services for Pension Fund Agreement dated April 23, 2012 between Yankuang Group Company Limited and Yanzhou Coal Mining Company Limited (English Translation).

4.5	Provision of Products and Materials and Equipment Lease Agreement dated April 23, 2012 between Yankuang Group Company Limited and Yanzhou Coal Mining Company Limited (English Translation).

4.6	Provision of Electricity and Heat Agreement dated April 23, 2012 between Yankuang Group Company Limited and Yanzhou Coal Mining Company Limited (English Translation).

4.7	Asset Transfer Agreement dated April 23, 2012 between Yankuang Group Company Limited, Yankuang Group Beisu Coal Mine Company Limited and Yanzhou Coal Mining Company Limited (English Translation).

8.1	List of subsidiaries of Yanzhou Coal Mining Company Limited

12.1	Certification of general manager pursuant to Rule 13a-14 or 15d-14 promulgated under the U.S. Securities Act of 1934

12.2	Certification of chief financial officer pursuant to Rule 13a-14 or 15d-14 promulgated under the U.S. Securities Act of 1934

13.1	Certification of general manager pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Certification of chief financial officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

(1)	Incorporated by reference to our announcement furnished to the Securities and Exchange Commission on Form 6-K filing on July 20, 2012
(2)	Pursuant to Instruction 2(b)(i) to Item 19 of Form 20-F, we undertake to furnish this document upon request of the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YANZHOU COAL MINING COMPANY LIMITED
(Registrant)

Date:	October 9, 2013	By:	/s/ Zhang Yingmin
		Name:	Zhang Yingmin
		Title:	General Manager

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

Combinations of businesses under common control are accounted for using the acquisition method, which is consistent with the accounting treatment for all other acquisitions of businesses. The principles and details of this accounting treatment are set out above.

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

For the purposes of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the mining activity (mining complex level) is attributed. Management monitors and manages operations at the mining complex level to identify cash-generating streams.

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

Overburden in advance

The assumptions used by management to estimate saleable coal production, run-of-mine (ROM) coal tonnes mined, and the weighted average cost to remove a bank cubic metre (BCM) of waste include a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires a determination of the size, shape and depth of ore bodies or fields by analyzing geological data such as drilling samples. Changes in reported reserves may affect overburden removal costs since the costs may change due to changes in stripping ratios or the units of production basis of depreciation. Any changes in estimates are reflected on a prospective basis.

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

Most of the coal sales by Premier and Wesfarmers Char are governed by a contract signed with an independent power station. The remaining coal sales are to independent third parties which are sold at market prices. The contract with the power station was a required condition in order for the government to grant the mining rights to Premier and Wesfarmers Char. The sales price under the contract is below market price and Premier and Wesfarmers Char are unable to negotiate to revise the terms of the existing contract, including the sale price of coal. Given the current level of market price of coal and rising costs, the Company also expect that the power station may purchase more coal from Premier and Wesfarmers Char, which will drive down the Company’s overall average sales prices. As a result, a combined assessment of Premier and Wesfarmers Char, being a cash-generating unit, was performed, and as a result, the Company recorded impairment on intangible assets (mining reserves and mining resources) of RMB417,214,000, property, plant and equipment (mining structures) of RMB226,925,000 and goodwill of RMB17,625,000 as selling, general and administrative expenses in its statement of comprehensive income as set out in Note 9 to the financial statements. The Company used the value-in-use method to assess the impairment and the key assumptions included the future market price of the coal, sales volume, and mining costs. The changes in these key assumptions that were applied in the impairment analysis were a decrease of the average coal price from AUD76 per tonne to AUD24 per tonne, a decrease in total sales volume from 141 million tonne to 58 million tonne, an increase in average nominal operating cost from AUD48 per tonne to AUD62 per tonne and an increase in capital expenditure from AUD460 million to AUD584 million.

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