Form 20-F
period 2013-12-31
YANZHOU COAL MINING CO LTD
filed 2014-04-29
CIK 1048098

As filed with Securities and Exchange Commission on April 29, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

1,958,400,000 H Shares, par value RMB1.00 per share, including H Shares that were represented by 8,299,946 ADSs

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

“CHESS” are to the Clearing House Electronic Subregister System of ASX.

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

Solely for your convenience, certain items in this annual report contain translations of Renminbi amounts into U.S. dollars, which have been made at the rate of RMB6.0537 to US$1.00, being the exchange rate as set forth in the H.10 weekly statistical release of the Board of Governors of the Federal Reserve System of the United States on December 31, 2013. All such translations in this annual report are provided solely for your convenience and no representation is made that the Renminbi amounts could have been or could be converted into U.S. dollars at that rate, or at all.

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

Coal resources and reserves are key elements in our Company’s investment decision-making process. The term “resources” describes a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. The term “reserves” describes the recoverable quantity of coal that is commercially viable for development given the prevailing economic situation, particularly with respect to the prices of coal at the time of estimation. Reserves are estimated using a deterministic method, in which a single best estimate is made based on known geological, engineering and economic data, or a probabilistic method, in which known geological, engineering and economic data are used to generate a range of estimates and their associated probabilities. All coal reserves data are estimates, which are revised when additional information becomes available (for example, when additional coal mines commence operations or when actual coal production or extraction commences). “Proven reserves” refers to estimated quantities of coal that geological and engineering data demonstrate have reasonable certainty of being recovered in future years from known deposits under existing economic and operating conditions (that is, prices and costs at the date the estimate is made). “Probable reserves” refers to the estimated quantities of coal that geological and engineering data demonstrate have fair to good probability of being recovered in future years from known deposits under existing economic and operating conditions. To qualify as proven reserves, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the proven estimate. To qualify as probable reserves, there should be at least a 50% probability that the quantities actually recovered will equal or exceed the proven plus probable estimate. Our total in-place proven and probable reserves are presented to include all mining and preparation losses that occur during the processing of coal after it is mined. Recoverable reserves refer to the amount of in-place proven and probable reserves but exclude all mining and preparation losses that occur during the processing of coal after it is mined. Our estimates of recoverable reserves are reported after deduction of actual production volume and nonaccessibe reserves up to December 31, 2013. Unless otherwise specified, coal reserves and resources are presented on a 100% basis.

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

Historical Financial Data

The following table sets forth selected financial data as of and for the years ended December 31, 2009, 2010, 2011, 2012 and 2013. The selected income statement and cash flow data for the years ended December 31, 2011, 2012 and 2013 and the summary balance sheet data as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with those financial statements and the accompanying notes. Unless otherwise indicated, the financial statements have been prepared and presented in accordance with IFRS, as issued by the IASB.

	As of and for the Year Ended December 31,
	2009	2010	2011	2012	2013	2013
	RMB	RMB	RMB	RMB	RMB	US$
			(Restated)	(Restated)
	(in millions except per Share and per ADS data)
INCOME STATEMENT DATA
Total revenue[1]	20,677.1	33,944.3	47,065.8	58,146.2	56,401.8	9,316.92
Gross sales of coal	19,947.8	32,590.9	45,181.2	56,200.6	54,444.8	8,993.65
Railway transportation service income	267.3	513.3	476.9	464.1	457.9	75.64
Gross sales of electricity power	187.5	185.5	328.0	323.6	332.1	54.86
Gross sales of methanol	258.9	629.3	1,059.3	1,118.0	1,155.7	190.91
Gross sales of heat supply	15.6	25.2	20.5	39.9	11.2	1.85
Transportation costs of coal	(403.3)	(1,160.5)	(1,248.3)	(2,104.2)	(2,024.2)	(334.37)
Cost of sales and service provided	(10,590.0)	(16,801.3)	(25,986.7)	(42,149.0)	(42,511.8)	(7,022.46)
Cost of electricity power	(190.8)	(195.5)	(362.5)	(330.8)	(320.5)	(52.95)
Cost of methanol	(352.9)	(716.8)	(930.2)	(911.2)	(850.8)	(140.5)
Cost of heat supply	(9.7)	(12.5)	(13.8)	(25.1)	(6.7)	(1.11)

Gross profit	9,130.4	15,057.6	18,524.3	12, 625.8	10,687.8	1,765.50
Selling, general and administrative expenses	(3,820.2)	(5,093.4)	(6,570.2)	(7,987.6)	(10,380.7)	(1,714.77)
Share of profit of associates	109.8	8.9	68.9	142.0	233.9	38.64
Share of loss of jointly controlled entities	—	0.5	—	(191.6)	(376.0)	(62.12)
Other income	311.0	3,108.1	1,075.8	2,930.4	1,020.6	168.59
Interest expense	(45.1)	(603.3)	(839.3)	(1,448.7)	(1,765.8)	(291.69)

Profit before income taxes	5,685.8	12,477.3	12,259.5	6,070.4	(580.3)	(95.85)
Income taxes	(1,553.3)	(3,171.0)	(3,466.9)	(36.2)	394.8	65.22
Profit for the year	4,132.5	9,306.3	8,792.5	6,034.2	(185.5)	(30.63)

Profit attributable to our equity holders	4,117.3	9,281.4	8,745.1	6,065.6	777.4	128.41
Earnings per Share	0.84	1.89	1.78	1.23	0.16	0.03
Earnings per ADS	8.37	18.87	17.78	12.33	1.58	0.26
Operating income per Share before income tax	1.16	2.54	2.49	1.23	(0.12)	(0.02)
Profit from continuing operation per ADS before income tax	11.56	25.37	24.93	12.34	(1.18)	(0.19)

CASH FLOW DATA
Net cash from operating activities	6,520.1	5,399.8	17,977.3	6,503.6	(2,201.1)	(363.59)
Net cash from (used in) investing activities	(24,842.9)	(5,884.4)	(25,611.1)	(3,187.4)	(13,504.4)	(2,230.76)
Net cash from (used in) financing activities	18,503.7	1,360.5	9,441.1	1,145.1	13,286.9	2,194.84

BALANCE SHEET DATA
Total current assets	20,000.9	24,281.4	30,169.7	29,833.5	31,524.4	5,207.46
Total current liabilities	10,410.4	10,133.9	34,721.5	28,622.7	28,816.0	4,760.06
Net current assets/(liabilities)	9,590.5	14,147.5	(4,551.8)	1,210.8	2,708.4	447.40
Property, plant and equipment	18,877.1	19,874.6	31,273.8	39,503.1	41,896.5	6,920.81
Total assets	62,432.6	72,755.9	96,890.2	122,165.1	127,458.2	21,054.59
Long-term bank borrowing	20,911.7	22,400.8	14,869.3	33,283.8	44,100.0	7,284.79
Equity attributable to our equity holders	29,151.8	37,331.9	42,451.5	45,530.0	40,378.7	6,670.08

DIVIDEND PER SHARE
A and H Shares	0.25	0.59	0.57	0.36	0.02	0.003
ADS	2.5	5.9	5.7	3.6	0.20	0.03

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

Number of Shares Outstanding

	As of December 31,
	2009	2010	2011	2012	2013
A Shares	2,960,000,000	2,960,000,000	2,960,000,000	2,960,000,000	2,960,000,000
H Shares	1,958,400,000	1,958,400,000	1,958,400,000	1,958,400,000	1,958,400,000
ADS	19,403,533	19,744,158	13,933,698	12,915,380	8,299,946

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

Period	Period End	Average(1)	High	Low
	(expressed in RMB per US$)
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.3093	6.3449	6.2221
2013	6.0537	6.1412	6.2438	6.0537
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1448	6.0591
March	6.2164	6.1729	6.2273	6.1183
April (through April 18, 2013)	6.2240	6.2121	6.2240	6.1966

(1)	Determined by averaging the rates on the last business day of each month during the respective period, except for monthly averages, which are determined by averaging the rates on each business day of the month.

On April 18, 2013, the noon buying rate was US$1.00 = RMB6.2240.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The coal industry depends on general economic conditions, including the conditions of global and local economies. For the past several years, the economies of the United States, Europe and certain countries in Asia experienced a severe and prolonged recession and China experienced a slowdown in overall economic growth, which has led to a reduction in economic activity. In 2013, the global economy remained slow growth. Meanwhile, PRC government has implemented economic reform and transformed the economic growth method. To achieve the target of energy-saving, emission-reduction as well as environmental protection, high energy consumption industries, such as coal industry and its downstream industries may be adversely affected, which may in turn materially and adversely affected our business, results of operations and financial condition.

Our business, results of operations and financial condition depend on volatile domestic and international coal markets.

Coal sales accounted for 96.0%, 96.7% and 96.5% of our revenues in 2011, 2012 and 2013, respectively, and we expect our coal sales to continue to account for a substantial portion of our revenue. As we derive a substantial portion of our revenue from sales of coal and coal-related products, our business and operating results depend heavily upon supply and demand for coal and coal-related products in the domestic and international coal markets. Accordingly, we are vulnerable to downturns in the demand for coal, increases in supply of coal through new or expanded coal production and declines in coal prices.

The prices of coal and coal-related products have historically been volatile and fluctuate in response to general economic conditions, supply and demand and the level of global inventories. In 2013, the sluggish global economy has led to weak demand for coal in both the PRC and the overseas markets and the average selling price of our coal products decreased as compared with that of 2012. The average selling price of our coal products was RMB709.1, RMB604.3 and RMB523.5 per tonne in 2011, 2012 and 2013, respectively, representing a drop of RMB80.7 per tonne from 2012 to 2013, which in turn had a direct and adverse impact on our sales income. Our operating profit also decreased by 103.1% from 2012 to 2013. We cannot assure you that demand for and prices of coal will not further decline, the occurrence of which may adversely affect our business, results of operations and financial condition.

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

Sales of our coal produced in China are made primarily on the spot market or pursuant to strategic framework agreements and to a lesser extent, pursuant to sales contracts. Sales of our coal produced in Australia are made pursuant to sales contracts and spot market sales. Our PRC sales contracts generally have terms of one year and specify the price, quantity and quality of coal and delivery schedule of coal. Our Australian sales contracts generally have terms of one year and specify the quantity and quality of coal and delivery schedule of coal, while the purchase price is determined every month or quarter by our customer and us, subject to market conditions. In 2013, due to the volatile international coal markets, customers purchasing our coal produced in Australia generally entered into quarterly contracts with us. As such, if we experience a weak coal pricing environment that results in a decline in coal prices at the time of actual delivery, our revenue and profitability may be materially and adversely affected. In addition, our sales contracts are not automatically renewable. If we are not able to maintain our sales contracts with our major customers on terms commercially acceptable to us or at all, our business, results of operations and financial condition may be adversely affected.

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

For the years ended December 31, 2011, 2012 and 2013, our top five customers accounted for 19.4%, 19.4% and 16.5% of our revenue, respectively, and sales to our largest customer accounted for 8.5%, 6.3% and 5.8% of our revenue, respectively. We expect that our results of operations will continue to depend on sales to a limited number of customers for the foreseeable future. We may not be able to rely on these customers for revenue generation in the future. We may lose these customers due to the intensified competition. See “— Competition in the PRC and the international coal industry is intensifying, and we may not be able to maintain our competitiveness.” We may also experience reduction, delay or cancellation of orders from one or more of our significant customers, and any decline in the businesses of our customers could also reduce their purchases of our products. The loss of sales to any of these customers could have a material adverse effect on our business, results of operations and financial condition.

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

In Australia, we rely substantially on third party operated railway networks to deliver coal to ports in New South Wales and Queensland, for onward shipping to our customers. We generally enter into transportation agreements with national and privately operated railway networks, rail haulage operators and ports to secure transportation capacity, generally for terms of five to ten years and generally on a “take or pay” basis. As the transportation capacity secured by these agreements is based on assumed production volume, we may not have sufficient capacity if our actual production volume exceeds our estimated production volume. Conversely, we may have excess transportation capacity (which, in the case of “take or pay” agreements, we will have to pay for even if unused) if our actual production volume is lower than our estimated production volume. In 2013, the sluggish global economy led to weak demand for coal in both the PRC and overseas markets. We expect that global economic conditions will remain uncertain and international coal markets will not improve in 2014, and as a result, we cannot assure you that we will fully use the transportation capacity secured on a “take or pay” basis. In addition, we may not be able to secure sufficient transportation capacity to deliver our coal in the future and may experience material delivery delays or substantial increases in transportation costs as a result of insufficient transportation capacity, which may also adversely affect our business, results of operations and financial condition.

Competition in the PRC and the international coal industry is intensifying, and we may not be able to maintain our competitiveness.

We face competition in all aspects of our business, including pricing, production capacity, coal quality and specifications, transportation capacity, cost structure and brand recognition. Our coal business competes in the domestic and international markets with other large domestic and international coal producers. The ongoing consolidation in the PRC and Australian coal industry has increased the level of competition we face in our core business. In 2013, China’s coal exports further increased and represented approximately 25% of the total coal export worldwide. Our competitors may have higher production capacities, stronger brand names and more financial, marketing, distribution and other resources than we do. We may not be able to maintain our competitiveness if changes or developments in the market weaken our existing competitive advantages. Efforts by our competitors to improve the quality of their coal may render obsolete or irrelevant any quality advantage we have over them. Our failure to compete effectively may have a material adverse impact on our business, results of operations and financial condition.

We may not be able to meet our capital expenditure requirements or secure additional external financing in the future.

Our business is capital intensive and will require substantial expenditures for, among other things, the construction of our key projects, machinery and equipment and operational capital expenditures. In 2011, 2012 and 2013, our total capital expenditures in respect of property, plant, equipment and intangible assets were approximately RMB12,728.6 million, RMB9,927.0 million and RMB7,859.3 million, respectively. In 2011, 2012 and 2013, our total capital expenditures in respect of acquisition of subsidiaries were approximately RMB10,607.8 million, RMB10,882.2 million and RMB12,391.9 million, respectively. Our capital expenditures were made largely due to investment in our core coal businesses. We intend to use cash on hand, funds from operations and additional debt and equity financing to finance our capital expenditures going forward. However, we may not be able to obtain sufficient amounts of capital in a timely manner, on terms acceptable to us, or at all, which could result in a material adverse effect on our business, results of operations and financial condition.

In recent years, the size of our interest-bearing debt obligations has increased. In November and December 2013, we issued RMB denominated short term notes and non-public financing instruments in aggregate principal amounts of RMB6 billion. As of December 31, 2013, we had approximately RMB55,375.0 million in bank borrowings, of which approximately RMB11,275.1 million is due within a year and approximately RMB44,100.0 million is due after one year. This level of debt could have significant consequences for our operations, including reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes as a result of our debt servicing obligations, limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, our industry and the general economy and potentially limiting our ability to obtain, or increasing the cost of, any additional financing. In addition, our business plans may change from time to time due to changing circumstances, new opportunities or unforeseen contingencies. If we change our business plans, we may need to obtain additional external financing which may include bank borrowings or issuances of debt securities to meet our capital expenditure plans. If we raise additional funds through debt financing, our interest and debt repayment obligations will increase and we may be subject to additional covenants that could limit our ability to access cash flows from operations. We may not be able to raise sufficient financing to fund our future capital expenditures and service our debt obligations or at all. Failure to obtain sufficient financing could cause delays or abandonment of business development plans and have a material adverse effect on our business, results of operations and financial condition.

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

Our business, results of operations and financial condition depend on in part our ability to continue developing or acquiring suitable coal reserves.

Coal reserves in existing mines decline as coal is produced. Due to limitations in significantly increasing our production capacity at existing mines, our ability to expand our coal production capacity depends on our development of coal reserves, as well as our projects under construction.

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

In 2011, 2012 and 2013, we expensed approximately RMB1,513.1 million, RMB1,450.6 million and RMB1,390.6 million, respectively, of our provisions for land subsidence, restoration, rehabilitation and environmental protection as determined by our directors based on estimations of various factors, including past occurrences of land subsidence. However, the provisions that we make are only estimates and may be adjusted to reflect the actual effects of our mining activities on the land above and surrounding our mining sites. Therefore, such estimates may not be accurate and land subsidence, restoration, rehabilitation and environmental costs may substantially increase in the future. Moreover, governments may impose new fees or change the basis of calculating compensation and reclamation costs in respect of land subsidence, the occurrence of any of which could increase our costs and have a material adverse effect on our business, results of operations and financial condition.

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

In addition, while the majority of global energy consumption is from conventional energy sources such as coal, alternative energy industries are rapidly developing and are gradually gaining widespread acceptance. Coal combustion generates significant greenhouse gas and other pollutants, and the effects of climate change resulting from global warming and increased pollution levels may provide incentives for governments to promote or invest in “green” energy technologies such as wind, solar, nuclear and biomass power plants, or to reduce their consumption of conventional energy sources such as coal. In 2013, the coal consumption represented approximately 65.7% of the total primary energy consumption, representing a 0.9% decrease as compared with 2012, while the consumption of non-fossil fuel energy represented 9.8% of the total primary energy consumption, as compared with 9.1% in 2012. The PRC government expects to further increase the consumption of non-fossil fuel energy to approximately 10.7% of the total primary energy consumption and decrease the coal consumption to less than 65%. In particular, pursuant to the Twelfth Five-Year Plan, the PRC government plans to continue to encourage the development of non-fossil fuel energy sources, such as wind power, solar power, biomass and geothermal energy. As such, alternative energy industries may rapidly develop and gradually gain mainstream acceptance in the PRC and the rest of the world. If alternative energy technologies continue to develop and prove suitable for wide commercial application in the PRC and overseas, demand for conventional energy sources such as coal could gradually be reduced, which would have a material adverse effect on the coal mining industry and, consequently, our business, results of operations and financial condition. See “— Our business, results of operations and financial condition may be adversely affected by present or future environmental regulations.”

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

We face risks relating to fluctuations in exchange rates for RMB against other currencies, primarily the Australian dollar and the U.S. dollar. China has adopted a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand with reference to a basket of currencies. In April 2012, the PRC government further enlarged the trading band. In this regard, the PBOC has allowed the Renminbi to rise or fall 1% against the U.S. dollar from the daily central parity rate, effective April 16, 2012, compared with its previous 0.5% limit. Subsequently, the PRC government further enlarged this trading band from 1% to 2% in March 2014, effective March 17, 2014. We are primarily affected by exchange rate fluctuations that arise from our export sales denominated in Australian dollars and U.S. dollars, which may affect the RMB values of such export sales. In addition, exchange rate fluctuations can result in exchange losses on our foreign currency deposits and loans and other indebtedness. As of December 31, 2013, the exchange rate for the Australian dollar against the U.S. dollar was US$1.00 = A$0.8929, compared with US$1.00 = A$1.0393 as of December 30, 2012. We recorded an exchange gain of RMB714.2 million for the year ended December 31, 2012 and an exchange loss of RMB1,686.0 million for the year ended December 31, 2013, respectively. Exchange rate fluctuations can affect our cost of imported equipment and components. See “Item 3. — Key Information — A. Selective Financial Data — Exchange Rate Information.”

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

We are exposed to interest rate risk caused by interest rate changes in relation to our bank borrowings and our other indebtedness, as well as our variable rate bank balances, term deposits and restricted cash held with banks. Our interest rate risk primarily arises from fluctuations in the PBOC benchmark interest rate in relation to our RMB-denominated borrowings, and fluctuations in the LIBOR rate in relation to our U.S. dollar-denominated borrowings. As of December 31, 2013, we had approximately US$5.569 million of borrowings denominated in U.S. dollars and RMB20.143 million of borrowings denominated in RMB. A substantial majority of our borrowings denominated in RMB are linked to the benchmark lending rate published by the PBOC, which is subject to fluctuations as the PRC government adjusts interest rates and related policies from time to time as a matter of national economic policy.

In addition, a substantial majority of our borrowings denominated in U.S. dollars are linked to floating LIBOR rates, the fluctuation of which are beyond our control. Our lending rates may increase in the future as a result of reasons beyond our control, and may result in an adverse effect on our business, results of operations and financial condition.

To manage uncertainty in our revenue stream and capital expenditures caused by exchange rate fluctuations, we have entered into forward foreign exchange contracts to sell or purchase specified amounts of foreign currencies at stipulated exchange rates. We have also entered into interest rate swap contracts with banks to hedge a portion of our variable interest rate borrowings. As of December 31, 2013, the fair value of our derivative assets in respect of our forward foreign exchange contracts was RMB13.1 million, compared with the fair value liability of our forward foreign exchange contracts and interest rate swap contracts of approximately RMB224.9 million. See “Item 11. Quantitative and Qualitative Disclosures of Market Risks.” In addition, Yancoal Australia and Yancoal International Holdings have also taken foreign exchange hedging measures to their U.S. dollar denominated loans on the accounting basis to hedge the exchange losses of U.S. dollar denominated loan arising from the fluctuation of foreign exchange. Our hedging arrangements may not be effective and our business, results of operations and financial condition may be materially and adversely affected by fluctuations in exchange rates or interest rates.

Our business, results of operations and financial condition are subject to resource taxes and we may not be able to pass on our increased costs relating to resource taxes to our customers.

We currently pay a resource tax of RMB3.60, RMB3.20 and RMB3.20 per tonne of raw coal output in Shandong Province, Shanxi Province and Inner Mongolia Autonomous Region, respectively. The PRC government is considering changes to this tax whereby it would be based on pricing and not on volume. If such a change is adopted and the tax based on pricing is significantly higher than current tax, we costs will increase, which could have a material adverse effect on our business, results of operations and financial condition. In addition, the Australian MRRT became effective as of July 1, 2012. The MRRT is a profits-based tax that is charged at an effective rate of 22.5% on the assessable profits (excess of annual mining revenue over annual mining expenditures with respect to mineral interests, less certain allowances) of, among others, coal mining enterprises. On October 24, 2013, the Australian government announced that it will seek to repeal the MRRT with effect from July 1, 2014. We cannot predict whether the MRRT will be successfully repealed. The MRRT has the potential to increase the overall tax liability of our Australian subsidiaries and adversely affect our results of operations and financial condition in the future.

Our Controlling Shareholder has significant influence over us.

As of December 31, 2013, our Controlling Shareholder, the Yankuang Group, owned 56.52% of our outstanding shares and has significant influence over us. The Company entered into five continuing connected transaction agreements with Yankuang Group, namely a materials supply agreement, a supply of labor and services agreement, a pension fund management agreement, a coal products and materials supply agreement and an electricity and heat energy supply agreement in the ordinary course of business in June 2012 and a special labor & service supply agreement in March 2014. In addition, pursuant to approval granted at the twelfth meeting of the fifth session of the Board of Directors held on March 22, 2013, the Company entered into a financial services agreement with Yankuang Group. These related party transactions were reviewed and approved according to the procedures under relevant regulations and standards of the HKSE, SSE, NYSE and SEC. However, we may continue to enter into related party transactions with Yankuang Group and, as such, any material financial or operational developments experienced by the Yankuang Group that lead to the disruption of its operations or impairs its ability to perform its obligations under the agreements could materially affect our business, results of operations and financial condition and future prospects.

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

Our coal operations in China are subject to extensive regulation by the PRC government. National governmental authorities, such as the NDRC, the MEP, the MLR, the State Administration of Coal Mine Safety (“SACMS”), the State Administration of Work Safety, the National Energy Administration and the State Bureau of Taxation, as well as corresponding provincial and local authorities and agencies, exercise extensive control over the mining and transportation (including rail, sea and river transport) of coal within China. Our operations in Australia are subject to similar laws and regulations of general application governing mining and processing, land tenure and use, environmental requirements, including site-specific environmental licenses, permits and statutory authorizations, workplace health and safety, trade and export, competition, access to infrastructure, foreign investment and taxation. These regulations may be implemented by various federal, state and local government departments and authorities including the Department of Industry and the Department of Environment. Regulatory oversight from these authorities and agencies may affect the following aspects of our operations, among others:

•	the use and granting of mining rights;

•	access to land for mining and mining-related purposes;

•	exploration licenses;

•	rehabilitation of mining sites and surrounding areas;

•	mining recovery rates;

•	pricing of our transportation services for coal in China;

•	taxes, levies and fees on our business;

•	return on investments;

•	application of capital investments;

•	pension fund contributions;

•	technological innovations;

•	preferential tax treatment;

•	environmental and safety standards; and

•	MRRT and carbon tax for Australian operations.

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

Our coal mining operations produce waste water, gas emissions and solid waste materials. In addition, surface mining operations also produce noise pollution. As a PRC and Australian coal producer, we are subject to extensive and increasingly stringent environmental protection laws and regulations. These laws and regulations:

•	impose fees and limits on the discharge of waste substances to air, water and land, including carbon emissions;

•	require provisions for land reclamation and rehabilitation;

•	impose fines and other penalties for serious environmental offenses;

•	authorize the government to close any facility that fails to comply with environmental regulations and suspend any coal operation that causes excessive environmental damage; and

•	establish the conditions (including environmental requirements) for domestic mining operations.

Due to the increasing awareness of environmental issues, the PRC government has tightened its enforcement of applicable laws and regulations and adopted more stringent environmental standards, such as the Working Plan for the Control of Discharge of Greenhouse Gases under the Twelfth Five-Year Plan, the Twelfth Five-Year Plan for Environmental Protection and the Twelfth Five-Year Plan for Energy-saving and Emission-reduction, pursuant to which China plans to continue to increase the proportion of non-fossil fuels used as an overall primary energy source to 11.4% by 2015 and reduce the proportion of coal used as an overall primary energy source. On September 10, 2013, the State Council issued the Action Plan for Prevention and Control of Atmospheric Pollution (the “Action Plan”), pursuant to which the PRC government plans to reduce the coal consumption to less than 65% of total energy consumption by 2017. In addition, the PRC government plans to reduce the coal consumption growth in certain key areas such as Beijing-Tianjin-Hebei metropolitan region, Yangtze River Delta and Pearl River Delta by increasing the consumption of electricity generated outside the region and using non-fossil fuel energy such as natural gas as alternative energy. On April 24, 2014, the Standing Committee of National People’s Congress passed the Amended Environmental Protection Law, pursuant to which, effective January 1, 2015, more responsibility has been imposed on local governments and unlimited fines will be imposed on polluters. Similarly, our Australian operations are subject to Australia’s stringent federal and state and territory environmental laws and regulations. In March 2012, the Australian government enacted a carbon pricing mechanism (or carbon tax) law, effective July 1, 2012, which imposed a charge on the amount of carbon dioxide emissions with an eventual transition to a “cap and trade” carbon emissions scheme. The carbon pricing mechanism imposes a charge based on tonnage of carbon dioxide equivalent (CO2-e) emissions, which is intended to provide disincentive for the use of fossil fuels such as coal. In addition, coal mines that exceed the threshold level of fugitive carbon emissions will be liable to surrender carbon units or pay a carbon charge. The current Australian government is currently seeking to repeal these laws. However, until the repeal legislation is passed, liable entities will need to comply with the existing laws.

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

With respect to our operations in Australia and Canada, we are also required to obtain and renew from time to time a number of material regulatory approvals, permits and license. We are in the process of obtaining or renewing certain regulatory approvals, permits and licenses for our coal mines, such as the open-pit project at Moolarben Coal Mine and the Southeast open-pit project at Ashton Coal Mine.

If any of these or our other mining licenses, safety production licenses, environmental authorities or other certificates, approvals or permits are revoked, not renewed or not obtained, we could be required to cease operations of the affected mine or production facility. The loss of some or all of our mining licenses, coal production licenses, safety production licenses, environmental authorities or other certificates, approvals or permits may have a material adverse effect on our business, results of operations and financial condition.

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

Our coal mines and operating facilities may be damaged by water, gas, fire or cave-ins due to unstable geological structures, which may affect the safety of our workforce as well as our costs of producing coal, including without limitation, roof collapses, deterioration in the quality or variations in the thickness of coal seams, mine water discharge and flooding, inclement weather, explosions from methane gas or coal dust, ground falls and other mining hazards. For example, an underground incident occurred at Austar Coal Mine on April 15, 2014 and two employees died. Additionally, we are exposed to operational risks associated with industrial or engineering activities, such as maintenance problems or equipment failures. Although we conduct geological assessments on mining conditions and adapt our mining plans to the mining conditions at each mine, adverse mining conditions may endanger our workforce, increase our production costs, reduce our coal output or temporarily suspend our operations. Although we have implemented safety measures at our mining sites, trained our employees on occupational safety and maintain liability insurance for personal injuries as well as limited property damage for certain of our operations, safety incidents may occur. The occurrence of any of the foregoing events or conditions would have a material adverse impact on our business, results of operations and financial condition.

We face price volatility and intense competition in our methanol operations.

We entered the PRC methanol market and commenced production of coal-based methanol at Tianhao Chemicals and Yulin Nenghua in September 2008 and August 2009, respectively. In 2011, 2012 and 2013, we generated revenue of RMB1,059.3 million, RMB1,118.0 million and RMB1,155.7 million from sales of methanol, respectively, which represented 2.3%, 1.9% and 2.0% of our total revenue for the same periods, respectively. However, we ceased production of coal-based methanol at Tianhao Chemicals in April 2012 due to the shortage of raw materials and are in the process of disposing of its methanol assets.

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

As of the end of 2013, we had a total annual methanol production capacity of 600,000 tonnes. In addition, we are currently constructing a 600,000-tonne methanol project in Ordos City, Inner Mongolia Autonomous Region, which we expect to become operational in the first half of 2014. We may not be able to optimize the utilization of our new facilities as planned. If our projections for the domestic methanol market prove incorrect or if we are unable to otherwise compete effectively, we may not recover the capital and resources we have invested in our methanol operations and may not realize the intended benefits of our expansion into this industry. In either event, our business, results of operations and financial condition will be adversely affected.

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

In 2013, we completed 70 technology improvement projects, among which, 22 projects have reached an international advanced level. In addition, we obtained 71 patents and received 18 technological awards in 2013, which have enhanced our coal mining and related business operations. Further, we own other intellectual property such as trademarks and know how. We believe our patents and other intellectual property rights are important to our success. Existing laws in China offer limited protection for our intellectual property rights. We rely upon a combination of patents, confidentiality policies and agreements, nondisclosure and other contractual arrangements to protect our intellectual property rights. We cannot assure you that we will be able to detect any unauthorized use of, or take appropriate, adequate and timely actions to enforce, our intellectual property rights. Consequently, we may not be able to effectively prevent unauthorized use of our patents in other countries where such patents are not registered.

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

Proceedings instituted recently by the SEC against five PRC-based accounting firms could result in our financial statements being determined to not be in compliance with the requirements of the Exchange Act.

The SEC has recently brought administrative proceedings against five accounting firms in China, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC for potential accounting fraud. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. The sanction will not become effective until after a full appeal process is concluded and a final decision is issued by the SEC. The four firms which are subject to the six month suspension from practicing before the SEC have recently appealed the initial administrative law decision to the SEC. We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. In addition, our independent registered public accounting firm has no relationship with any one of the four accounting firms subject to the six month suspension from practicing before the SEC in the initial administrative law decision. However, we cannot assure you that our independent registered public accounting firm will not be investigated or be subject to similar suspension in the future and we may therefore be adversely affected by the outcome of such proceedings, along with other U.S.-listed companies audited by these accounting firms.

On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the Ministry of Finance of the PRC, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. However, it is not clear how these recent developments could affect the SEC’s final decision in the case against the five accounting firms or any subsequent appeal to courts that the accounting firms may initiate. Therefore, it is difficult to determine the final outcome of the administrative proceedings and the potential consequences thereof.

If our independent registered public accounting firm were denied, temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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
(the contents of our website do not form part of this annual report)

Acquisitions

We were involved in two acquisitions in 2013, a description of which is as follows:

Acquisition of Equity Interests in Inner Mongolia Xintai

On October 10, 2013, upon approval obtained at the general manager working meeting, we completed the acquisition of 20% of the equity interests in Inner Mongolia Xintai held by independent third party for a consideration of RMB680.3 million. This amount represented approximately 522.1% of the Group’s audited total profits under CASs of RMB130.3 million in 2013. Upon the completion of the acquisition, our equity interests in Inner Mongolia Xintai increased to 100%.

Gloucester Acquisition

Removal of the Foreign Investment Selldown Conditions

We and our subsidiary Yancoal Australia completed the merger with Gloucester in June 2012 and Yancoal Australia was listed on the ASX on June 28, 2012. To obtain the approval from the Treasury of Australia in March 2012, we undertook to reduce our economic ownership in Yancoal Australia and Yancoal Resources’s underlying assets to less than 70% and 50%, respectively, by December 31, 2013. In addition, we undertook to reduce our equity interest in Premier Coal Ltd, Syntech Holdings Pty Ltd and Syntech Holdings II Pty Ltd or their underlying assets to less than 70% by December 31, 2014. On December 11, 2013, the Treasurer of Australia announced the removal of the foreign investment selldown conditions imposed on us.

Repurchase of CVR Shares

In accordance with the merger arrangement, the CVR Shares issued are redeemable preference shares conferring rights to cash based on an agreed calculation and subject to a cap of A$3.0 per CVR Share. In March 2014, we repurchased 87,645,184 CVR Shares issued to the former Gloucester Shareholders at the price of A$3.0 per CVR Share in cash. As of the date of this annual report, the consideration had been fully paid.

Proposed acquisition of the remaining 22% equity interest in Yancoal Australia

On July 8, 2013, we sent an indicative and non-binding proposal to Yancoal Australia’s independent board committee, in which we proposed to acquire the remaining 22% equity interest in Yancoal Australia from its minority shareholders. Such minority shareholders will receive Yanzhou CHESS depositary interests as the consideration. If the proposed acquisition is implemented, the underline securities of Yanzhou CHESS depositary interests will be our H Shares to be listed on the ASX. To protect the interests of the Company and the shareholders of the Company and considering the update of the proposed acquisition, we decided not to proceed the proposed acquisition.

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

The Offering of RMB Denominated Short Term Notes and Non-public Issuance of Financing Instruments

Pursuant to approval granted at the 2012 annual general meeting and the acceptance of registration notices Zhongshixiezhu[2013]PNN No. 306 and Zhongshixiezhu[2013]CP No. 418) issued by the National Association of Financial Market Institutional Investors, we completed the issuance of RMB5 billion short term notes due November 2014 bearing interest of 6.0% in November 2013 and RMB1 billion non-public financing instruments due March 2014 bearing interest of 6.8% in December 2013, respectively. As of the date of this annual report, we have utilized all of the net proceeds of approximately RMB6 billion for repayment of bank loans and working capital purposes.

Capital Expenditures

Our principal source of cash in 2013 was cash generated from our operating activities, the offering of RMB denominated short term notes and non-public issuance of financing instruments and bank borrowings. Our capital expenditures in 2013 were primarily for operational capital expenditures, purchase of properties, machinery and equipment, payment of dividends, and consideration paid for our acquisitions of assets and equity interests.

The following table sets forth a summary of our capital expenditures in the periods indicated:

	Year Ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
	(in millions)

Capital Expenditure

Coal mining	22,736.5	19,170.1	18,709.6	3,090.6

Coal railway transportation	40.9	33.8	22.3	3.7

Electricity power and methanol	555.2	1,605.3	1,519.2	251.0

Corporate	3.8	0.1	0.04	0.006

Total	23,336.4	20,809.2	20,251.2	3,345.3

Our planned capital expenditures for 2014 are approximately RMB9,414.2 million. For more information, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” in this annual report.

Potential Takeovers by Third Parties

There were no indications of any public takeover offers by third parties in respect of our common shares in 2013.

B.	Business Overview

We are one of the largest coal producers in China and Australia, with rapidly growing coal mining operations. We primarily engage in the mining, washing, processing and distribution of coal through railway transportation. We offer a wide variety of coal products including thermal coal, semi-hard coking coal, semi-soft coking coal, PCI coal and other mixed coal products which are sold to power plants, metallurgical mills, chemical manufacturers, construction material manufacturers and fuel trading companies in China and other countries, including Japan and South Korea. Since 2004, we have expanded and diversified our operations to include the production of coal chemicals and the generation of electricity and heat. We also commenced our potash exploration business in 2011.

As of December 31, 2013, we were 52.86% directly owned by our parent, the Yankuang Group, which is wholly owned by the Shandong Provincial Government under the control of the SASAC of the Shandong Provincial Government. The Yankuang Group was founded in 1973 to focus on coal mining and sales, the coal chemical industry, power generation, aluminum production, machinery manufacturing and financial investments. We were established in 1997 and listed on the SSE, HKSE and NYSE in 1998. In addition, our subsidiary, Yancoal Australia, was listed on the ASX in 2012. Our revenue was RMB47,065.8 million, RMB58,146.2 million and RMB56,401.8 million in 2011, 2012 and 2013, respectively.

As of December 31, 2013, we owned and operated 20 coal mines across China and Australia with abundant coal resources, including Shandong and Shanxi Provinces and the Inner Mongolia Autonomous Region in China, as well as Queensland, New South Wales and Western Australia in Australia. In addition, as of December 31, 2013, we had nine advanced-exploration stage projects in China and Australia and a number of exploration tenements in Australia that might be potentially developed. Our exploration activities and reserve assessments are continuing on these properties and no reserves have been demonstrated to date.

In PRC, we directly own and operate six coal mines in the PRC, namely, Nantun, Xinglongzhuang, Baodian, Dongtan, Jining II and Jining III, which produced in the aggregate approximately 48.6% of our total coal output in 2013. As of December 31, 2013, these six mines had approximately 1,694.95 million tonnes of in-place proven and probable reserves. In addition, we directly own and operate Beisu and Yangcun Coal Mines. We also hold equity interests in a number of coal mines in China through our subsidiaries. Shanxi Nenghua operates Tianchi Coal Mine, which holds approximately 24.68 million tonnes of recoverable reserves; Heze Nenghua operates Zhaolou Coal Mine, which holds approximately 100.47 million tonnes of recoverable reserves; and Ordos Neng Hua operates Anyuan Coal Mine and Wenyu Coal Mine. In addition, we had four coal projects under development in China as of December 31, 2013.

The map below shows the approximate locations of our coal mines and projects in China.

In Australia, we conduct our operations in Australia primarily through our subsidiaries, Yancoal Australia and Yancoal International (Holding). Yancoal Australia currently operates six coal mines in Australia including Austar, Yarrabee, Ashton, Moolarben, Gloucester and Donaldson which collectively held approximately 675.1 million tonnes of JORC-compliant reserves as of December 31, 2013. In addition, Yancoal Australia owns approximately 50% of the equity interest in the joint venture that owns and operates Middlemount Coal Mine, which held approximately 89.8 million tonnes of JORC-compliant reserves as of December 31, 2013. Yancoal Australia also holds an advanced-exploration stage project, Monash. Yancoal International (Holding) currently owns Cameby Downs and Premier Coal Mines, which collectively held approximately 428.6 million tonnes of JORC-compliant reserves as of December 31, 2013, as well as the advanced-exploration stage projects Athena, Harrybrandt, Wilpeena and Wilga. In addition, we had a number of exploration tenements in Australia with potential for developments as of December 31, 2013.

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

	Sulfur Content	Range of and Average Ash Content	Calorific Value	Washed	Principal Applications
	%	%	(megajoule/ kilogram)
The Company
No. 1 clean coal	0.53	7.01-8, average 7.55	22.64	Yes	High quality metallurgical production
No. 2 clean coal	0.46	8-9, average 8.33	28.11	Yes	Metallurgical production, construction, liquid coal production
No. 3 clean coal	0.53	10-11, average 10.33	27.86	Yes	Electricity generation and coal chemical production
Lump coal	0.52	10-14, average 12.14	25.52	Yes	Construction, power generation, coal for oven application
Mixed coal	0.93	19-35, average 27.73	26.57	Yes	Power generation
Shanxi Nenghua
Screened raw coal	1.86	20-36, average 28.29	21.76	No	Power generation
Lump coal	1.22	10-14, average 11.16	29.86	Yes	Power generation, construction
Heze Nenghua
No. 2 clean coal	0.55	8-9, average 8.41	29.29	Yes	Metallurgical production, construction
Mixed coal	0.86	28-40, average 29.92	19.87	Yes	Power generation
Ordos Nenghua
Screened raw coal	0.71	8-24, average 12.79	21.72	No	Power generation
Yancoal Australia
Semi-hard coking coal	1.30	5.0	25.27	Yes	Metallurgical production
Semi-soft coking coal	0.72	6-12	16.17	Yes	Metallurgical production, construction
PCI coal	0.7	9.5-10.5	30.66	Yes	Metallurgical production
Thermal coal	0.54	10-16	24.93	No	Power generation

The following table sets forth our principal coal products by sales volume and sales income of coal for the periods indicated. For the purposes of the table below, the figures of sales income and sales volume include inter-segment sales.

	Year Ended December 31,
	2011		2012		2013
	Sales volume (‘000 tonnes)	Sales income(1) (RMB in millions)	Sales volume (‘000 tonnes)	Sales income(1) (RMB in millions)	Sales volume (‘000 tonnes)	Sales income(1) (RMB in millions)

The Company	32,945	22,600.1	32,809	20,572.1	33,271	17,793.3

No. 1 clean coal	529	582.0	385	353.0	315	240.9

No. 2 clean coal	8,861	9,280.0	9,042	8,039.5	9,725	7,196.4

No. 3 clean coal	2,200	1,949.7	2,540	1,829.1	1,926	1,138.6

Lump coal	1,768	1,827.1	1,245	1,112.9	1,448	969.4

Screened raw coal	13,361	6,647.1	14,176	7,189.1	12,693	5,858.4

Mixed coal and others	6,226	2,314.2	5,421	2,048.6	7,164	2,389.5

Shanxi Nenghua	1,223	572.1	1,343	469.5	1,476	416.7

Screened raw coal	1,223	572.1	1,343	469.5	1,476	416.7

Heze Nenghua	2,004	1,829.2	2,292	1,662.5	2,359	1,435.6

No. 2 clean coal	1,211	1,471.0	1,183	1,234.4	1,293	1,097.5

Screened raw coal	37	19.7	—	—	—	—

Mixed coal and others	756	338.4	1,109	428.1	1,066	338.1

Ordos Neng Hua	4,173	1,213.2	6,827	1,619.7	6,345	1,195.1

Screened raw coal	4,173	1,213.2	6,827	1,619.7	6,345	1,195.1

Yancoal Australia	10,060	9,353.4	14,350	9,296.0	15,623	8,961.9

Semi-hard coking coal	914	1,023.2	506	377.4	1,361	893.6

Semi-soft coking coal	1,049	1,319.6	1,124	1,048.1	1,595	1,122.1

PCI coal	2,333	2,988.9	2,056	1,917.6	3,274	2,304.9

Thermal coal	5,764	4,021.7	10,664	5,952.9	9,393	4,641.2

Yancoal International (Holding)	—	—	2,965	994.3	5,525	1,681.5

Thermal coal	—	—	2,965	994.3	5,525	1,681.5

Externally purchased coal	13,308	9,613.2	32,421	21,586.5	39,396	22,960.8

Total	63,713	45,181.2	93,007	56,200.6	103,995	54,444.8

(1)	Sales income comprises the invoiced amount of coal sold net of returns and discounts.

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

We sell the majority of our domestic coal products to power plants, metallurgical mills, coking manufacturers, chemical manufacturers and trading companies with whom we have established long-standing and stable relationships. The majority of the coal sales of our Australian subsidiary, Yancoal Australia, are to power plants and metallurgical mills. The following table sets forth a breakdown of our sales income, which represents the invoiced amount of products sold net of returns and discounts of coal by the industry of our customers for the periods indicated. For the purposes of the table below, the figures of sales income include inter-segment sales.

	Year Ended December 31,
	2011		2012		2013
	Sales income(1)	% of Sales income	Sales income(1)	% of Sales income	Sales income(1)	% of Sales income
	(RMB in millions)		(RMB in millions)		(RMB in millions)
Power plants	8,647.5	19.1	8,012.7	14.2	10,432.9	19.2
Metallurgical mills	6,445.7	14.3	4,902.7	8.7	4,950.7	9.1
Chemical manufacturers	1,740.6	3.8	6,830.0	12.2	5,010.9	9.2
Trade	3,789.2	8.4	24,341.1	43.3	22,933.2	42.1
Others(2)	24,558.2	54.4	12,114.1	21.6	11,117.1	20.4

Total	45,181.2	100.0	56,200.6	100.0	54,444.8	100.0

(1)	Sales income comprises the invoiced amount of coal sold net of returns and discounts.
(2)	Others comprises industries such as coking and construction material manufacturing.

The following table sets forth a breakdown of sales income of coal by geographical region for the periods indicated. For the purposes of the table below, the figures of sales income include inter-segment sales.

	Year Ended December 31,
	2011		2012		2013
	Sales income(1)	% of sales income	Sales income(1)	% of sales income	Sales income(1)	% of sales income
	(RMB in millions)		(RMB in millions)		(RMB in millions)

China	36,416.6	80.6	46,580.7	82.9	45,317.5	83.2

Eastern China	28,176.8	62.4	42,616.2	75.8	39,268.7	72.1

Southern China	211.4	0.5	76.1	0.1	139.7	0.3

Northern China	2,449.6	5.4	2,957.6	5.3	2,981.3	5.5

Other regions	5,578.8	12.3	930.9	1.7	2,927.8	5.4

Japan	4,030.3	8.9	1,770.5	3.2	1,225.7	2.3

South Korea	1,972.4	4.4	2,394.2	4.3	2,164.4	4.0

Australia	271.0	0.6	2,297.6	4.1	2,130.6	3.9

Others	2,490.9	5.5	3,157.6	5.6	3,606.6	6.6

Total	45,181.2	100.0	56,200.6	100.0	54,444.8	100.0

(1)	Sales income comprises the invoiced amount of coal sold net of returns and discounts.

Our domestic coal sales are concentrated primarily in eastern China, particularly in Shandong and, to a lesser extent, in northern China. Our sales income, which represents the invoiced amount of products sold net of returns and discounts, generated from eastern China as a percentage of total sales income was 62.4%, 75.8% and 72.1% in 2011, 2012 and 2013, respectively. The majority of our sales income is in the PRC. In 2011, 2012 and 2013, we generated 80.6%, 82.9% and 83.2%, respectively, of our sales income from the PRC.

The following table sets forth a breakdown of export sales of our Company and Yancoal Australia for the periods indicated.

	Year Ended December 31,
	2011		2012		2013
	Sales income(1)	% of sales income	Sales income(1)	% of sales income	Sales income(1)	% of sales income
	(RMB in millions)		(RMB in millions)		(RMB in millions)

The Company

Japan	14.3	0.2	7.4	0.1	1.1	0.1

Our Australian subsidiaries

South Korea	4,030.3	44.2	2,394.2	29.9	2,164.4	25.4

Japan	1,958.1	21.5	1,770.5	22.1	1,225.7	14.4

China	603.0	6.6	670.4	8.4	1,516.0	17.8

Others	2,506.7	27.5	3,157.6	39.5	3,606.6	42.3

Total	9,112.4	100.0	8,000.1	100.0	8,513.8	100.0

(1)	Sales income comprises the invoiced amount of coal sold net of returns and discounts.

Export sales, excluding the coal sales in Australia by our Australian subsidiaries, represent only a small percentage of our total coal sales income. In 2011, 2012 and 2013, we generated 20.2%, 14.2% and 15.6%, respectively, of our sales income from export sales. Our major overseas markets include South Korea and Japan. The majority of our overseas customers are located in Asia, and South Korea is our biggest market in this region. Even though we conduct all of our export sales from the PRC through export agents, we maintain close relationships with our overseas customers and end users.

In 2011, 2012 and 2013, our Australian subsidiaries’ domestic sales income was 2.7%, 22.3% and 20.0%, respectively, of their total sales income and in these same years their export sales income was 97.3%, 77.7% and 80.0%, respectively, of their total sales income. Our Australian subsidiaries’ export sales income represented 99.8%, 99.9% and 99.9% of our total export sales income in 2011, 2012 and 2013, respectively. Our Australian subsidiaries primarily conduct their export sales directly by entering into agreements with end user customers. Our Australian subsidiaries also export a small portion of coal through export agents with which our Australian subsidiaries have established longstanding relationships. The primary destinations for the export sales of our Australian subsidiaries are South Korea, Japan and China.

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

Customers

As of December 31, 2013, our major customers include Yankuang Group, Huadian International, Noble Resources Limited, Linyi Yehua Coking Co., Ltd. and Chongqing Xintianze Industry (Group) Co., Ltd., among which Yankuang Group was our largest customer. In 2011, 2012 and 2013, sales to our top five largest customers accounted for 19.4%, 19.4% and 16.5% of our sales income, respectively. In 2011, 2012 and 2013, sales to our largest customer accounted for 8.5%, 6.3% and 5.8%, respectively, of our sales income.

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

Pricing

The pricing for our coal products sold in the PRC is generally based on negotiations between the contracting parties that reflect market conditions. For our Australian operations, the pricing of our coal products is dependent on negotiations between the contracting parties, as well as prevailing market prices. There are no statutory price control schemes for coal in Australia. In both our PRC and Australian markets, to price our coal products, we consider the prevailing prices in the relevant local coal markets, the grade and quality of the coal and our relationship with the purchaser. Our sales and marketing department monitors domestic and international market information, enabling us to keep abreast of pricing developments in our principal markets.

Transportation

Most of our major coal customers are located in eastern China and our remaining domestic customers are located in southern and northern China. We deliver coal to our customers primarily by railways, and also by highways. With our private railway network, we are able to connect to the national railway system or deliver coal directly to Zouxian Power Plant. We also deliver our coal by domestic and international shipping routes.

We also ship coal on the national railway system to ports, such as Rizhao, for delivery to customers. Rizhao Port is our main port for shipping coal. We also use the Beijing-Hangzhou Grand Canal to ship coal on barges to customers located in the area serviced by the canal, primarily Jiangsu and Zhejiang. In Shanxi, we rely on the Yangshe Railway, which intersects the Tianchi Coal Mine, and trucks to deliver coal to Hebei, Shandong and other nearby areas. We rely on the Baoshen Railway and trucks to deliver coal from Anyuan Coal Mine and Wenyu Coal Mine to Hebei and the surrounding areas.

We plan to construct a privately operated railway to connect Zhaolou Coal Mine with the national railway system. Before completing the construction, we will continue to rely on trucks to deliver coal from Zhaolou Coal Mine to the national railway and customers.

We transport Yancoal Australia’s coal products to Newcastle Port and Gladstone Port in Australia at our cost using third parties’ railway networks. These coal products are then exported to South Korea, Japan and other destinations by sea. Yancoal Australia owns a 27.0% interest in Newcastle Infrastructure Group (“NCIG”), a joint venture responsible for constructing and operating the third export terminal at Newcastle Port, which is the largest coal export port in New South Wales, and has an annual port capacity of 14.6 million tonnes through NCIG’s facility. Yancoal Australia also had an annual port capacity of 11.5 million tonnes at Newcastle Port in 2013 through a facility owned by Port Warratah Coal Services (“PWCS”) pursuant to an agreement between Yancoal Australia and PWCS and is entitled to 11.9 million tonnes from 2015. In addition, Yancoal Australia owns a 5.6% interest in Wiggins Island Coal Export Terminal Holdings Pty Limited, which is the parent company of the developer of the Wiggins Island Coal Export Terminal. Yancoal Australia has been allocated an annual port capacity of 1.5 million tonnes when the phrase I is completed in 2015. We believe these allocated port capacities will support current export sales.

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

After raw coal is carried to the surface, it undergoes a mechanized selection process that separates coal from other mineral materials. A small portion of such selected coal is directly sold to customers as raw coal, and the remainder is transported to our coal preparation plants for further processing and classification to meet different requirements from our customers.

We employ the same mining operations in Anyuan and Wenyu Coal Mines except for the use of conveyers to transport the coal from the inclined shaft instead of shaft in the Six Coal Mines.

Australian open-pit mining operations

The open-pit mining process in Australia involves the removal of topsoil and overburden (earth and rock covering the coal), tunneling and extraction of coal from coal seams. The extracted coal undergoes selection and is then transported to treatment facilities for preparation. After coal is removed, we restore the affected land by replacing the overburden and topsoil.

Australian mining operations

With respect to underground mines in our Yancoal Australia mining operations, we conduct continuous tunneling, longwall operations and coal extraction by the fully mechanized caving method. Open-pit mining is used when coal is found relatively close to the surface, which is the same as our domestic open-pit mining operations.

Materials, Water and Energy Supply

PRC mining operations

The primary materials we use to conduct our coal mining and processing operations are steel to support work faces and underground tunnels, cement for the construction of underground tunnels and ground structures and water used in our production process. We procure steel primarily from Shandong Shiheng Special Steel Group Co., Ltd., Jinan Iron and Steel Company Ltd., Beijing Zhongmei Maofa Material Company Limited, Shandong Iron and Steel Group Co., Ltd. Jinan Branch, and Taian Taiping Material Company Limited and cement primarily from Shandong Lucheng Cement Company, Ltd. and Shandong Luzhu Group Cement Company Ltd. We procure water primarily from the Yankuang Group pursuant to the Materials Supply Agreement and its supplemental agreements, and, to a lesser extent, from local water companies. The prices of steel, cement and water is set at market rates or determined through negotiations. We believe that we have well- established, cooperative relationships with our suppliers, enabling us to secure reliable supplies of materials required in our production process. We believe that a number of alternative suppliers exist for our key materials in our coal operations, accordingly, we do not foresee any difficulty in obtaining adequate supplies.

We use a significant amount of electricity in our operations. Even though we have not experienced any material disruptions in our electricity supply in the past, we acquired Hua Ju Energy to secure a stable supply of energy for Nantun, Xinglongzhuang, Baodian, Dongtan, Jining II, Jining III, Beisu and Yangcun Coal Mines and to reduce our electricity costs. After we commenced selling the electricity generated by Hua Ju Energy to the local grid company in 2011, we began to purchase electricity from the local grid company for Nantun, Xinglongzhuang, Baodian, Dongtan, Jining II, Jining III Coal Mines. We also purchase electricity from the local grid company for Beisu and Yangcun Coal Mines after we acquired them in May 2012.

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

Our PRC competitors primarily include a number of coal mines located in Shanxi, Shaanxi and Inner Mongolia. Certain of our competitors from these regions have substantial reserves and favorable geological conditions. However, these competitors incur significant transportation costs when they supply to their end-user customers located in eastern China. In addition to coal mines located in Shanxi, Shaanxi Provinces and Inner Mongolia Autonomous Region, we also compete with local mines located in close proximity to our customers. In addition, we expect to face increasingly intense competition among coal mining enterprises due to a significant increase in the amount of coal exported to China and as the number of large-scale coal producers increase as the result of ongoing coal industry consolidation. Although we have strengths in the quality of our coal product and our sales network, we may not be able to compete effectively with Shandong Energy in this region. Our failure to compete effectively may in turn materially and adversely affect our results of operations.

Australian mining operations

We primarily compete with several large coal mining enterprises in Australia, including BHP Billiton, GlencoreXstrata, Rio Tinto, Anglo American and Peabody Energy Australia. Given that we mainly export our coal production in Australia to other Asian countries, particularly South Korea and Japan, we also compete with other mining enterprises located in China, Indonesia and Inner Mongolia, some of which are located in close proximity to our customers. Some of our competitors are large mining companies with a longer operating history, greater financial resources, stronger brand recognition and greater economies of scale as compared to our Company. However, we believe we are able to maintain our competitiveness through our cost-saving and capacity-expanding operations as well as our marketing of combined products.

Seasonality

Our coal business is not affected by seasonality.

Quality control

We have implemented a quality assurance program at each of our PRC coal mines to control quality throughout our coal operations from production to transportation. To further improve our coal preparation and control quality, we established a coal preparation management center in Shandong, in October 2013, to manage our preparation plants. In addition, our quality inspection division within our sales and marketing department conducts spot inspections on our coal production to maintain high quality standards.

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

Yancoal Australia has engaged Bureau Veritas, Societe Generale De Surveillance and ALS Laboratory Group to supervise and inspect the quality of the coal produced from the respective mines in Australia to ensure quality control and advise on quality improvement measures.

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

As a result of our safety control program, we have been able to maintain a zero fatality rate in our PRC operations since 2007 compared with the national average of 0.293 fatalities per million tonnes of coal produced in 2013, according to the State Administration of Work Safety of the PRC. In 2013, we produced approximately 46.6 million tonnes of coal in our PRC operations and did not experience any production accidents that involved serious work injuries or death. We have been continuously reviewing and evaluating our safety control and performance in Australia. With respect to our Australian operations in 2013, our lost time injury frequency rate, measured as the number of lost time injuries per million man-hours worked, was 1.7 for open-pit mines and 18 for underground mines. We had no fatalities in our Australian operations in 2013.

On April 15, 2014, an underground incident occurred at Austar Coal Mine and two employees died. The investigation by the Mine Safety Office of the NSW Department of Trade and Investment, Regional Infrastructure and Services (DTIRIS) to determine the cause of the incident is ongoing. As of the date of this annual report, the cause of the incident has not been determined and we are working with the investigators to that end.

Environmental protection

We are subject to PRC environmental protection laws and regulations which impose fees for the discharge of waste substances and require the payment of fines for serious pollution. PRC regulations also authorize government agencies to close any facility that fails to comply with orders to cease, or bring into compliance with relevant laws and regulations, operations that cause environmental damage. In addition, the operations of Yancoal Australia must comply with relevant Australian environmental protection laws and regulations. In 2013, we incurred expenses related to environmental protection of RMB134.3 million.

Railway Transportation Business

In addition to transporting coal to support our own operations, we also provide railway transportation services to our customers, including the Yankuang Group, for fees. In 2013, we transported 18.3 million tonnes of coal on our railway network, representing an increase of 0.7 million tonnes, or 4.2%, from 17.5 million tonnes in 2012. We generated sales income of RMB457.9 million from railway transportation services in 2013, representing a decrease of RMB6.2 million, or 1.3%, from RMB464.1 million in 2012.

We own 15 steam locomotives, two heavy-duty rail motors and over 200 kilometers of railway tracks constructed for coal transportation that connect most of our coal mines with Zouxian Power Plant located in Jining City, Shandong. Our railway network also connects to two major national railways, namely, Beijing-Shanghai Railway and Yanzhou-Shijiugang Railway. Our railway network provides us with substantial control over a major means of transportation for our key product, allowing us to benefit from the synergies from coal production, sales and transportation. As of December 31, 2013, our railway transportation business had 3,565 employees.

We maintain ISO 9001 quality accreditation, ISO 14001 environmental management certification, OHS 18000 occupational safety and health certificate and ISO 10012:2003 management certification for the operation of our railway network.

Coal Chemical Business

Our coal chemical business focuses on the production of methanol, a liquid commodity that can be produced from coal or natural gas. We operate our coal chemical business through Yulin Nenghua and Tianhao Chemicals. In 2013, we produced 609,000 tonnes of methanol and sold 599,000 tonnes of methanol. We generated sales income of RMB1,155.7 million in 2013, representing an increase of RMB37.8 million, or 3.4%, from RMB1,118.0 million in 2012. Yulin Nenghua produced 609,000 tonnes of methanol in 2013. We are in the process of disposing Tianhao Chemical’s methanol assets. In addition, we are currently constructing a 600,000-tonne methanol project in Ordos City, Inner Mongolia Autonomous Region, which we expect to become operational in the first half of 2014.

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

Quality control

We have implemented a series of quality control measures for our coal chemical operations to ensure product quality. We obtained AAA measurement management system, ISO 9001 quality accreditation and ISO 14001 environmental management certification in November 2009 and subsequently renewed ISO 9001 quality accreditation and ISO 14001 environmental management certification in November 2012 and AAA measurement management system in October 2013. We perform regular inspections and maintenance on our methanol plants.

Safety control

For our coal chemical operations, we have implemented safety control measures in compliance with the People’s Republic of China Production Safety Law, the People’s Republic of China Regulations on the Safe Administration of Dangerous Chemicals and other safety guidelines for chemical manufacturers. We obtained ISO 18001 occupational health and safety certification in November 2009, which was renewed in November 2012.

Competition

We compete with domestic methanol manufacturers in Shanxi and Shaanxi Provinces and the Inner Mongolia Autonomous Region. We expect to benefit from economies of scale as Yulin Nenghua’s 600,000-tonne methanol project achieves optimal utilization of its facilities and Ordos Neng Hua’s 600,000-tonne methanol plant commences operations in the first half of 2014.

Seasonality

Our coal chemical operations are not affected by seasonality.

Electric Power and Heat Supply Business

As of the date of this annual report, we owned and operated seven power plants, which generate electricity for internal use and external sales. In 2013, we generated a total of 1,234.4 million KWh of electricity, 879.1 million KWh of which we sold to third parties. We generated sales income of RMB332.1 million in 2013, representing an increase of RMB8.5 million, or 2.6%, from RMB323.6 million in 2012.

Hua Ju Energy operates coal-fired power plants whose main facilities consist of energy conversion CFB boilers and extraction and condensing steam turbines. The power plants at Hua Ju Energy have an aggregate installed capacity of 144 MW. In 2011, 2012 and 2013, Hua Ju Energy generated 1,028.8 million KWh, 968.2 million KWh and 992.8 million KWh, respectively, and sold 895.5 million KWh, 831.9 million KWh and 869.1 million KWh, respectively, to the local power grid company.

The power plants at Yulin Nenghua and Tianhao Chemicals were established with the primary intention to satisfy the power demand of the methanol projects of these two entities; we sell a small amount of electricity to third parties. These plants had an aggregate installed capacity of 84 MW as of the date of this annual report; however, Tianhao Chemicals has stopped generating electricity since January 1, 2012 due to the high cost of fuel, and we are in the process of disposing of the power plant together with Tianhao Chemical’s methanol assets. In 2013, the power plants operated by Yulin Nenghua generated 241.6 million KWh of electricity, of which 10.0 million KWh was sold to third parties.

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

We commenced heat supply operations, which consist of the production and sale of heat, following our acquisition of Hua Ju Energy in 2009. In 2013, Hua Ju Energy generated 1.32 million steam tonnes of heat energy. Our coal mines consume the substantial majority of heat energy produced by Hua Ju Energy. We sold 50,000 steam tonnes of heat to third parties and generated sales income of RMB11.2 million in 2013.

Sales and marketing

We consume a major portion of the heat generated by our power plants and, to a lesser extent, sell to the Yankuang Group. In addition to our own use and our sales to the Yankuang Group, we sold 71.2% of the electric power we produced to other end-users through power grids in 2013.

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

Regulatory Oversight of Our Group

Regulation of the PRC Coal Industry

Mining activities in the PRC are also subject to the MLR. To establish a coal mining enterprise under the Coal Industry Law of the People’s Republic of China, amended in June 2013 (the “PRC Coal Industry Law”), the applicant must submit an application to the relevant department in charge of the coal industry. After obtaining approval to establish a coal mining enterprise, the applicant will be granted a mining permit by the MLR. After June 2013, applicants are not required to obtain the coal production permit and coal trading license. Coal mining companies are permitted to operate after safety inspection and relevant licenses and permits are obtained. The Mineral Resources Law of the PRC (the “Mineral Resources Law”) regulates any matters relating to the planning or the exploration, exploitation and mining of mineral resources. According to the Mineral Resources Law, all mineral resources in China, including coal, are owned by the State. Any enterprise planning to engage in the exploration, development and mining of mineral resources must obtain exploration rights and mining rights before commencing the relevant activities. The transfer of exploration and exploitation rights shall be subject to governmental approval pursuant to the PRC Coal Industry Law, the Mineral Resources Law, Measures for the Administration of Transfer of Exploration Rights and Mining Rights and other relevant regulations.

The following is a summary of the principal laws, regulations, policies and administrative directives to which we are subject.

Pricing Laws

Until 2002, the production and pricing of coal was generally subject to the close control and supervision of the PRC government, which centrally managed the production and pricing of coal. To transition from a planned economy to market economy practices, the PRC government eliminated the state guidelines for coal prices on January 1, 2002 and took other measures intended to establish a pricing mechanism that would reflect market demand. In December 2012, the State Council issued a guideline to further implement the market reform for thermal coal. Pursuant to the guideline, beginning in 2013, the PRC government discontinued the compulsory thermal coal supply contracts arrangement, which required coal producers to sell thermal coal to power generation enterprises at preferential prices set by the government. In addition, prices of thermal coal will be negotiated between power generation enterprises and coal producers, instead of pursuant to government-guided prices.

Regulation of fees and taxes

The table below sets forth material taxes and fees that are imposed upon coal producers in China, as well as reserves which we are required to set aside.

Item	Base	Rate

Corporate income tax	Taxable income	25%

Corporate income tax (for Anyuan Coal Mine and Inner Mongolia Xintai)	Taxable income	15%

VAT (for coal and other products)	Sales revenue	17%

VAT (for heat supply)	Sales revenue	13%

Business tax (for coal transportation services)	Revenue from service	3%

Business tax (for other services except for coal transportation services)	Revenue from service	5%

City construction tax	Amount of VAT and business tax	7%

Education surcharge	Amount of VAT and business tax	3%

Local education surcharge	Amount of VAT and business tax	2%

Water conservancy fund	Amount of VAT and business tax	1%

Resource tax	Aggregate volume of raw coal sold or used (1)	RMB3.6 per tonne (Shandong Province) RMB3.2 per tonne (Shanxi Province)

Compensation for the depletion of coal resources	Revenue from coal produced by us	1%

Price adjustment fund	Volume of raw coal produced or sales volume of merchantable coal

1. Jining City, Shandong Province: RMB8 per tonne based on volume of raw coal produced;

2. Heze City, Shandong Province:

(1) RMB1.5 per tonne for 20% of the sales volume of clean coal and RMB20 per tonne for 80% of the sales volume of clean coal;

(2) RMB1 per tonne for 20% of the sales volume of other types of coal and RMB15 per tonne for 80% of the sales volume of other types of coal.

Property tax (for domestic companies)	70% of the initial value of the property	1.2%

(1)	The resource tax applicable to our coal operation in Shandong and Shanxi Provinces is calculated by multiplying the aggregate volume of raw coal sold and raw coal consumed in the production of clean coal by the applicable per tonne resource tax in the respective province.

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

On December 31, 2012, the MOC and the General Administration of Customs issued the 2013 Catalog of Goods subject to the Export Permit Management, pursuant to which coke will not be subject to export quota management.

On August 29, 2013, the General Administration of Customs issued The Announcement of Tariff Adjustment on Certain Export Commodities such as Lignite, which adjust the zero tariff for lignite to 3%, effective from August 30, 2013.

On December 16, 2013, the Ministry of Finance announced the tariff plan for 2014, which impose zero import tariff on coking coal.

However, we do not export any coke, coking coal or soft coal from the PRC and we do not expect changes in export tariffs will affect us.

Domestic trading regulations

Pursuant to the Amended Measures for the Regulation of Coal Operations promulgated by the NDRC on December 6, 2013, entities are required to file their information of coal operations with local authorities within 30 business days after they obtained business license.

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

The Environmental Protection Law requires any entity operating a facility that produces pollutants or may create a hazard to incorporate environmental protection measures into its operations and to establish an environmental protection responsibility system which includes effective measures to control and properly dispose of waste materials. On April 24, 2014, the Standing Committee of National People’s Congress passed the Amended Environmental Protection Law, pursuant to which, effective January 1, 2015, more responsibility has been imposed on local governments and unlimited fines will be imposed on polluters. In addition, projects without environmental evaluation in accordance with relevant laws are not allowed to commence construction.

On September 10, 2013, the State Council issued the Action Plan for Prevention and Control of Atmospheric Pollution (the “Action Plan”), pursuant to which the PRC government plans to devote more efforts to prevent and control atmospheric pollution. On September 17, 2013, the State Council further issued the Rules for the Implementation for the Action Plan for Prevention and Control of Atmospheric Pollution in Beijing-Tianjin-Hebei metropolitan region, pursuant to which the PRC government aims to reduce atmospheric pollution and improve air quality.

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

Mining safety

On November 18, 2013, the State Council promulgated Several Opinions on Promoting the Steady Development of the Coal Industry, which contains the PRC government’s policies with respect to the administration of coal mining and exploration.

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

The Special Regulations by the State Council on Preventing Work Safety Related Accidents in Coal Mines were promulgated and entered into effect on September 3, 2005. These regulations specify that coal mine enterprises are responsible for preventing coal mine work safety-related accidents. If a coal mine has not obtained, in accordance with the law, a mining right permit, work safety permit or business license and if the mine manager has not obtained, in accordance with the law, a mine manager qualification certificate and a mine manager safety qualification certificate, the coal mine may not engage in production. Coal mining enterprises should establish a sound system for the detection, elimination, treatment and reporting of latent work safety-related dangers. If a major latent work safety-related danger exists in a coal mine, the enterprise should immediately suspend production and eliminate the latent danger. Coal mining enterprises should provide their personnel working underground and their special operation personnel with safety education and training in accordance with relevant state regulations. The person in charge of a coal mine and the production and operation management personnel should go into mines and act as foremen on a rotating basis in accordance with state regulations, and a file recording their entry into the mine should be maintained.

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

The government authorities of Inner Mongolia issued the Notice of Printing and Distributing the Work Plan of Mergers and Reorganizations of Coal Mining Enterprises (Nei Zheng Fa [2011] No. 32) on March 15, 2011, which sets forth the guiding principles, integrative approach, applicable policies, regulations and working requirements for coal resources in the region. By the end of 2013, the notice indicates that coal mining enterprises located in Inner Mongolia Autonomous Region must achieve production of 1.2 million tonnes per annum (three million tonnes per annum may apply to certain regions upon certain conditions) or be required to merge with other enterprises. Enterprises with a production capacity of more than five million tonnes of raw coal, among others, or enterprises with at least either one underground coal mine with a singular well production capacity of more than 1.2 million tonnes or an open-pit coal mine with a singular well production capacity of more than three million tonnes, subject to certain operational safety conditions, will be given preference as entities into which other smaller entities may merge.

In addition, the government authorities of Inner Mongolia Autonomous Region issued the Notice of Working Well on the Related Issues Concerning Integration of Coal Resources (Nei Zheng Ban Fa [2011] No. 92) on October 9, 2011, which sets forth supplemental information on the determination of the status of coal mining entities and the scope of coal resources to be integrated in the region.

The National Energy Administration of the PRC issued the amended Coal Mining Industry Policy in February 2013 requesting public comment. The policy aims to further implement the reform of coal mining enterprises and market-oriented reforms.

These mining industry and resources integration regulations will affect the production capacity and rates of our mines that are located in the particular provinces or regions.

Regulation of the Australian Coal Industry

Our operations in Australia are subject to laws and regulations of general application governing mining and processing, land tenure and use, environmental requirements, including site-specific environmental licenses, permits and statutory authorizations, industrial relations, workplace health and safety, trade and export, competition, access to infrastructure, foreign investment and taxation. These regulations are implemented by various federal, state and local government departments and authorities, including at a federal level the Department of Industry and the Department of Environment.

Environmental and planning issues

Our mining operations in Australia are regulated by federal, state and local governments with respect to environmental issues (such as water quality, air quality, dust impact, noise impact) and planning issues (such as approvals to expand existing mines or to develop new mines or to change mining interests). Australian state governments require coal companies to post deposits or give other security on the land which is being used for mining and exploration, with those deposits being returned or security released after satisfactory remediation is completed.

State and territory governments are the primary environment and planning regulators for mining operations. The particular provisions of the various state and territory environment and planning legal regimes vary depending upon the jurisdiction. Despite variation in details, each state and territory has a system involving broadly at least two major phases, including: (i) obtaining major environment/planning developmental approval addressing planning and significant environmental issues and (ii) obtaining pollution control approvals regarding pollution control issues such as emissions to the atmosphere; emissions in waters; noise impact, impact from blasting; dust impact; and the generation, handling, storage and transportation of waste and other environmental licenses related to issues such as water extraction and use and Aboriginal heritage.

The federal environmental protection regime will apply if matters of national environmental significance are likely to be significantly impacted. If so, a referral must be made to the Department of the Environment and federal regulatory approval may be required. Most coal projects require such federal approval.

Work Health and Safety | Occupational Health and Safety

The Commonwealth, states and territories agreed to harmonise their work health and safety (WHS) laws by enacting the same WHS laws in each Australian jurisdiction. The national WHS laws which consist of a model WHS Act (Model WHS Act), model Regulations, and model Codes of Practice (WHS Laws) were originally expected to have commenced by 1 January 2012 in all States and Territories.

The WHS Laws have commenced operation in New South Wales, Queensland, the ACT, the Northern Territory, South Australia, Tasmania and in Commonwealth jurisdictions. However, Western Australia and Victoria are yet to implement the new laws. These jurisdictions have occupational health and safety (OHS) laws in place. It is expected that these States will implement the WHS Laws by 2014.

WHS [New South Wales, Queensland]

Under the WHS Laws, a person conducting a business or undertaking must ensure, as far as is reasonably practicable:

(a)	the health and safety of its “workers” whilst they are engaged at work in the business or undertaking; and

(b)	that other persons are not put at risk from the conduct of the business or undertaking.

Workers are defined to include employees, contractors, subcontractors and volunteers.

In respect of workers employed or engaged to perform work in a mine, a person conducting a business or undertaking must take reasonably practicable steps to ensure that workers are safe from injury by conducting a risk assessment of the workplace and, having regard to the risks identified in the assessment, take all reasonably practicable steps to:

(a)	provide a safe working environment without risks to health and safety;

(b)	provide and maintain safe plant and structures, including machinery;

(c)	provide and maintain safe systems of work, including safety equipment, safe plant and work materials;

(d)	provide adequate facilities;

(e)	the safe use, handling and storage of plant, structures and substances;

(f)	appropriate information, instruction, training and supervision that is necessary to protect all persons from risks to their health and safety; and

(g)	monitoring the health of workers and conditions at the workplace for the purposes of preventing illness or injury of workers.

There is also an obligation for a person conducting a business or undertaking to consult with its workers (and other WHS duty holders) on WHS matters.

OHS [Western Australia]

Western Australia is still operating under a local OHS regime. Whilst this regime is similar to the WHS regime and requirements under WHS Laws as set out above, there are notable differences in terms of specific requirements under OHS legislation, regulations and associated penalties for non-compliance.

In relation to persons employed in a mine in Western Australia, an employer must, so far as is practicable, ensure that such persons are safe from injury by providing a safe working environment and systems of work such that employees are not exposed to hazards; safety machinery; safety equipment, plant and work materials; and appropriate information, instruction, training and supervision.

There is also a requirement for an employer to consult and cooperate with safety and health representatives (if any) and other employees at the workplace, regarding OHS matters.

Coal Industry Specific Legislation [All Relevant/Applicable States]

In recognition of the specialized nature of mining and mining activities, specific work health and safety obligations have been mandated under law and legislation that deals specifically with the coal mining industry. Mining employers, owners, directors and managers, persons in control of work places, mine managers, supervisors and employees are all subject to these duties.

Workers’ Compensation [All Relevant/Applicable States]

It is mandatory for an employer to have insurance coverage with respect to the compensation of injured workers (workers’ compensation insurance). Similar coverage is in effect throughout states and territories in Australia which is of a no-fault nature and which provides for benefits up to a prescribed level. The specific benefits vary by jurisdiction, but generally include the payment of weekly compensation to an injured employee, together with payment of medical, hospital and related expenses. The injured employee may have a right to sue his or her employer for further damages if a case of negligence can be established (but on the condition that the injured employee waives his or her right to the insurance coverage).

MRRT

Australian MRRT laws became effective as of July 1, 2012. The MRRT is a profits-based tax that is charged at an effective rate of 22.5% on the assessable profits (excess of annual mining revenue over annual mining expenditures with respect to mineral interests, less certain allowances) of, among others, coal mining enterprises. According to the relevant provisions of the MRRT tax laws, our subsidiaries in Australia are required to determine the starting base allowance on their balance sheets. A book value or market value approach can be selected in calculating the starting base and may be amortized over the prescribed useful lives of such assets.

However, while the MRRT law is currently in place, the Australian government announced on October 24, 2013 that it would seek to repeal the MRRT law with effect from July 1, 2014. A bill containing measures to repeal the MRRT was defeated in the Senate of the Australian Parliament on March 25, 2014.

Carbon tax scheme

A number of countries, including Australia have ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change. The Australian government has devoted efforts in meeting the emissions target for Australia as set forth in the Kyoto Protocol. To this end, the Australian federal government introduced legislation making a liable entity liable pay for each tonne of carbon pollution that it emits. At the end of each year, the entity must acquire and surrender the number of carbon units which represents its total emissions to the Clean Energy Regulator to avoid paying a unit shortfall charge. Tax legislation was also introduced which sets out the income tax treatment for trading in units registered on the Australian National Registry of Emissions Units. However, the status of this legislation in Australia is now uncertain as the current Australian government is seeking to replace these laws.

Foreign investment

As a foreign government investor under Australian law Yancoal will be required to obtain Australian Government approval before making a direct investment in Australia (regardless of the value of the investment). A direct investment includes any acquisition of an interest of 10 per cent or more of any asset or business or any acquisition of an interest of less than 10 per cent where that acquisition amounts to a strategic stake in the target, or allows the acquirer to influence or control the target.

Foreign government investors must also obtain Australian Government approval before starting a new business in Australia, or acquiring an interest in land in Australia. An interest in land includes any interest in a prospecting, exploration, mining or production tenement.

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

The PRC government aims to promote the healthy development of coal chemical industry during the Twelfth Five-Year through the development of proprietary intellectual property rights and the construction of demonstration projects. In addition, the PRC government imposed stringent entrance standards and requirements for environmental protection for the consumption of energy, coal and water for coal chemical demonstration projects.

C.	Organizational Structure

As of December 31, 2013, our Company consisted of 13 departments.

The following chart shows our departments and simplified corporate structure as of December 31, 2013:

Shareholders' meeting
Board of Supervisors
Board of Directors
Senior Management
Secretariat to the Board of Directors
Board of Directors Audit Committee
Board of Directors Nomination Committee
Board of Directors Nomination Committee
Board of Directors Strategy & Development Committee
General Office
Human Resources Department
Finance Department
Planning & Development Department
Audit & Rick Department
General Control Centre
Safety Monitoring Department
Production Technology Department
Ventilation & Prevention Department
Geological Surveying Department
Mechanical & Electrical, Environment Protection Department
Relocation Office
Wholly-owned coal mines & operation branches
Wholly-owned subsidiaries
Controlled subsidiaries
Nantun coal mine
Xinglongzhuang coal mine
Baodian coal mine
Dongtan coal mine
Jining II coal mine
Jining III coal mine
Beisu coal mine
Yangcun coal mine
Railway Transportation Department
Coal Processing Management Centre
Materials & Goods Supply Centre
Complex Mining Machinery Management Centre
Coal Quality Operation & Sales Department
Mine Rescue Team
Safety Skill Training Centre
Jidong Property Service Centre
Shandong Coal Technology Institute
Yanzhou Coal Shanxi Neng Hua Company Limited
Yanzhou Coal Yulin Neng Hua Company Limited
Yanzhou Coal Ordos Neng Hua Company Limited
Yanzhou International (Holding) Co., Limited
Shanxi Heshun Tianchi Energy Company Limited
Tianchi coal mine
0.6 million tonnes methanol project
Anyuan coal mine
Inner Mongolia Xintai Coal Mining Company Limited
Wenyu coal mine
0.6 million tonnes methanol project (under construction)
Yingpanhao coal mine (under construction)
Zhuanlongwan coal mine (under construction)
Yancoal International (Sydney) Pty Ltd
Yancoal International Trading Co., Limited
Yancoal International Technology Development Co., Limited
Yancoal International Resources Development Co., Limited
Yancoal Luxembourg Energy Holding Co., Limited
Yancoal Canada Resources Co., Ltd.
Yancoal Energy Pty Ltd.
Cameby Downs coal mine
Premier Coal Holdings Ltd.
Premier coal mine
Yanmei Heze Neng Hua Co., Ltd.
Shandong Hua Ju Energy Co., Ltd.
Inner Mongolia Haosheng Coal Mining Co., Ltd.
Shangdong Yanmei Shipping Co., Ltd.
Zhongyan Trading Co., Ltd. of Qingdao Bonded Area
Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.
Shangdong Coal Trading Centre Co., Ltd.
Yancoal Australia Limited
Zhaolou coal mine
Wanfu coal mine (under construction)
Shilawusu coal mine (under construction)
Austar Coal Mine Pty Limited
Gloucester Coal Limited
Austar coal mine
Yarrabee coal mine
Ashton coal mine
Moolarben coal mine
Gloucester mines
Middlemount coal mine
Donaldson coal mine

D.	Property, Plant and Equipment

Real Property and Leasehold Property

As of December 31, 2013, the net book value of our property, plant and equipment was RMB41,896.5 million. The properties for which we own land use rights in China occupy an area of approximately 7.24 million square meters, while the coalfields to which we possess mining rights in Australia occupy an area of approximately 2.1 billion square meters. Under PRC law, land use rights for properties in China are granted for 50 years commencing from the respective grant dates of such land use rights and are freely transferable. In addition, the land ownership rights held by Yancoal Australia are held in perpetuity pursuant to Australian law.

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

As of the date of this annual report, we have obtained or in the process of obtaining the following material approvals, permits and licenses for our coal projects in China:

•	we obtained the approval from the NDRC to conduct preliminary work on Shilawusu and Zhuanlongwan projects in December 2012 and March 2013, respectively;

•

Yingpanhao Project has been included into the NDRC’s twelfth five-year plan for the coal mining industry in March 2012. We are in the process of obtaining permits for our commencement of construction on this project; and

•	we submitted the application for the mining permit for Wanfu Project to the MLR in January 2014.

In addition to the above, a number of material Australian regulatory approvals, permits and licenses are pending, outstanding, have not been applied for as yet or have expired, including:

•	surface mining leases for the development of proposed additional stages of the Moolarben Coal Mine are pending for planning approval from relevant authorities; and

•

we have obtained the planning approval for the proposed “South East Open Cut” project of the Ashton Coal Mine from the NSW Minister for Planning and Infrastructure. Amendments to this approval are being sought and recommendations for revised conditions made to the NSW Planning Assessment Commission. We expect to obtain a final decision in 2014.

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

The map below shows the location of Zhaolou Coal Mine:

The map below shows the location of Anyuan and Wenyu Coal Mines:

The map below shows the location of Beisu Coal Mine:

The map below shows the location of Yangcun Coal Mine:

N
116° 30′
117°
117° 30′
36°
35° 30′
35°
Ningyang
Yanzhou City
Qufu City
Jining City
Yangcun Coal Mine
Zoucheng City
Tengzhou City
7.5km 0 7.5km
Yangcun Coal Mine

The map below shows the location of Austar, Yarrabee, Ashton and Moolarben Coal Mines as well as advanced-exploration stage projects Athena, Harrybrandt and Wilpeena.

The map below shows the location of Cameby Downs Coal Mine:

The map below shows the location of Premier Coal Mine and Wilga Project:

The map below shows the location of Gloucester, Donaldson and Middlemount Coal Mines and Monash Project:

The Six Coal Mines

The following table sets forth information about Nantun, Xinglongzhuang, Baodian, Dongtan, Jining II, Jining III Coal Mines, which are directly owned and operated by the Company.

	Nantun	Xinglong- zhuang	Baodian	Dongtan	Jining II	Jining III	Total
Background data:

Commencement of construction	1966	1975	1977	1979	1989	1993	N/A

Commencement of commercial production	1973	1981	1986	1989	1997	2000	N/A

Coalfield area (square kilometers)	35.2	56.2	37.0	60.0	87.1	105.1	383.6

Reserve data:(1) (millions tonnes as of December 31, 2013)

Total in-place proven and probable reserves(1)	104.98	296.33	263.30	429.56	397.29	203.49	1,694.95

Mining recovery rate(2)(%)	83.44	80.17	78.52	83.68	81.28	80.64	N/A

Coal preparation plant recovery rate (%)(3)	82.87	73.68	66.87	47.44	74.31	57.55	N/A

Depth of mine (meters underground)	465	399	517	780	517	551	N/A

Average thickness of main coal seam (meters)	5.35	8.3	8.8	8.41	4.68	4.9	N/A

Type of coal	thermal coal	thermal coal	thermal coal	thermal coal	thermal coal	thermal coal	N/A

Leased/owned	owned	owned	owned	owned	owned	owned	N/A

Assigned/unassigned(4)	assigned	assigned	assigned	assigned	assigned	assigned	N/A

Average calorific value (Kcal/kg)	5,485	5,574	5,500	5,289	5,208	5,194	N/A

Sulfur content (%)	0.72	0.51	0.58	0.54	0.58	0.66	N/A

Production data : (million tonnes)

Designed raw coal production capacity	2.4	3.0	3.0	4.0	4.0	5.0	21.4

Designed washing capacity	1.8	3.0	3.0	4.0	3.0	5.0	19.8

Raw coal production

1997-2005	37.9	56.1	50.2	62.5	35.3	37.5	279.5

2006	3.9	7.2	5.6	8.0	4.0	6.8	35.5

2007	3.9	6.8	5.8	7.6	3.4	5.3	32.8

2008	3.5	6.6	6.0	7.0	3.9	6.1	33.1

2009	3.8	6.6	5.7	7.5	3.6	6.2	33.4

2010	3.6	6.8	6.1	7.4	4.2	6.2	34.3

2011	3.3	6.8	6.1	7.3	4.4	6.1	34.0

2012	3.2	7.0	6.1	7.6	3.7	5.5	33.1

2013	3.0	6.9	6.2	8.1	3.1	6.5	33.8

Cumulative raw coal production as of December 31, 2013	66.1	110.8	97.8	123.0	65.6	86.2	549.5

(1)	The proven and probable reserves of the above coal mines are based on the report dated February 6, 1998 prepared by International Mining Consultants Limited, a UK-based company, in accordance with the standards in Industry Guide 7.

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

Nantun Coal Mine

Nantun is located in the southern portion of our coalfield, with a coalfield area of approximately 35.2 square kilometers. Nantun began commercial production in 1973 with a designed annual raw coal production capacity of 2.4 million tonnes of coal. The main coal seam of Nantun is divided into four leaves. The thickness of the upper leaf averages 5.35 and 3.21 meters and the thickness of the lower leaf averages 0.89 and 1.03 meters. As of December 31, 2013, the total in-place proven and probable reserves on the main coal layer were approximately 104.98 million tonnes.

We primarily use the fully mechanized sublevel caving mining method to extract coal. As of December 31, 2013, Nantun produced coal from three work faces. Nantun’s coal preparation plant produces mainly No. 2 Clean Coal and employs movable-sieve jig machines and jig machines. Most of the equipment used in the Nantun coal preparation plant was manufactured in the PRC.

Xinglongzhuang Coal Mine

Xinglongzhuang is located in the northern portion of our coalfield, with coalfield area of approximately 56.2 square kilometers. Xinglongzhuang began commercial production in 1981 with a designed annual raw coal production capacity of 3.0 million tonnes. The main coal seam of Xinglongzhuang is concentrated in one leaf with an average thickness of 8.3 meters. As of December 31, 2013, the total in-place proven and probable reserves on the main coal layer were approximately 296.33 million tonnes.

We primarily use the fully mechanized sublevel caving method to extract coal from the coal seam of Xinglongzhuang Coal Mine. At this coal mine, we produced coal from two work faces as of December 31, 2013. The Xinglongzhuang coal preparation plant produces No. 1 and No. 2 Clean Coal, lump coal and thermal coal. The majority of the equipment in the Xinglongzhuang coal preparation plant, including its jig machines, movable-sieve jig machines and flotation machines, was manufactured in the PRC while a small portion of the equipment was imported.

Baodian Coal Mine

Baodian is located in the central western portion of our coalfield, with coalfield area of approximately 37.0 square kilometers. Baodian began commercial production in 1986 with a designed annual raw coal production capacity of 3.0 million tonnes. Certain sections of the main coal seam of Baodian are concentrated in one leaf, with an average thickness of 8.81 meters. The remaining sections are divided into two leaves with an average thickness of 5.74 meters for the upper leaf and 3.38 meters for the lower leaf. As of December 31, 2013, the total in-place proven and probable reserves on the main coal layer were approximately 263.3 million tonnes.

We primarily use the fully mechanized sublevel caving method to extract coal. At this coal mine, we maintained two work faces as of December 31, 2013. The Baodian coal preparation plant produces No. 2 Clean Coal and lump coal. The majority of equipment in the Baodian coal preparation plant, including its slanted wheel, cyclones and jig machines, was manufactured in the PRC.

Dongtan Coal Mine

Dongtan is located in the central eastern portion of our coalfield, with coalfield area of approximately 60.0 square kilometers. Dongtan began commercial production in 1989 with a designed annual raw coal production capacity of 4.0 million tonnes. Certain sections of the main coal seam consist of one layer with an average thickness of 8.41 meters, and the remaining sections are divided into two layers, with an average thickness of 5.38 meters for the upper layer and 3.22 meters for the lower layer. As of December 31, 2013, the main coal layer held approximately 429.56 million tonnes of in-place proven and probable reserves.

We primarily use the fully mechanized sublevel caving method to extract coal. At this mine, we maintained two work faces as of December 31, 2013. The Dongtan coal preparation plant produces No. 2 Clean Coal, lump coal and thermal coal. The principal pieces of equipment in the Dongtan coal preparation plant, including its slanted wheel, cyclones and jig machines, were manufactured in the PRC.

Jining II Coal Mine

Jining II is located in the northern portion of the Jining coalfield, with coalfield area of approximately 87.1 square kilometers. Jining II began commercial production in 1997 with a designed annual raw coal production capacity of 4.0 million tonnes. Certain sections of the main coal seam of Jining II are concentrated in one layer, with an average thickness of 6.78 meters. The remaining sections are divided into two layers, with an average thickness of 2.1 meters for the upper leaf and an average thickness of 4.68 meters for the lower leaf. As of December 31, 2013, the total in-place proven and probable reserves on the main coal layer were approximately 397.29 million tonnes.

We primarily use the fully mechanized sublevel caving method to extract coal. At this coal mine, we produced coal from two work faces as of December 31, 2013. The main equipment used in Jining II are movable-sieve jig machines, cyclones and jig machines, most of which were manufactured in the PRC. The principal product of the coal preparation plant of Jining II is No. 2 Clean Coal.

Jining III Coal Mine

Jining III is located in the southern portion of the Jining coalfield and covers an area of 105.1 square kilometers. Jining III has a designed annual raw coal production capacity of 5.0 million tonnes. The main coal seam of Jining III is divided into two leaves. The thickness of the upper leaf averages 1.21 meters and the thickness of the lower leaf averages 4.91 meters. As of December 31, 2013, the total in-place proven and probable reserves on the main coal layer were approximately 203.49 million tonnes.

We primarily used the fully mechanized sublevel caving method to extract coal from three work faces in Jining III Coal Mine as of December 31, 2013. The main pieces of equipment used in Jining III are slanted wheel, cyclones and movable-sieve jig machines, which were manufactured in the PRC. The principal products of the coal preparation plant of Jining III are No. 2 Clean Coal and thermal coal.

Beisu and Yangcun Coal Mines

The following table sets forth information about Beisu and Yangcun Coal Mines, which are directly owned and operated by the Company:

	Beisu	Yangcun	Total
Background data:

Commencement of construction	1972	1981	N/A

Commencement of commercial production	1976	1988	N/A

Coalfield area (square kilometers)	29.3	27.5	56.8

Reserve data: (as of December 31, 2013)

Mining recovery rate (%)(1)	86.0	82.0	N/A

Coal preparation plant recovery rate (%)(2)	N/A	N/A	N/A

Depth of mine (meters underground)	269.7	318.8	N/A

Average thickness of main coal seam (meters)	0.99	8.34	N/A

Type of coal	thermal coal	thermal coal	N/A

Leased/owned	owned	owned	N/A

Assigned/unassigned(3)	assigned	assigned	N/A

Average calorific value (Kcal/kg)	5,244	4,974	N/A

Sulfur content (%)	3.52	1.38	N/A

Production data: (million tonnes)

Designed raw coal production capacity	1.0	1.15	2.15

Designed coal preparation input washing capacity	—	—	—

Raw coal production

2011	—	—	—

2012	1.0	1.1	2.1

2013	1.0	1.1	2.1

Cumulative raw coal production as of December 31, 2013	2.0	2.2	4.2

(1)	The mining recovery rate is the rate of the amount of coal recovered from a determined amount of reserves, which is calculated by dividing the actual volume of coal recovered in a year by the volume of reserves mined and consumed in the same year.
(2)	“Coal preparation plant recovery rate” refers to the wash plant recovery rate of raw coal used during the production of our coal products.
(3)	“Assigned” reserves refer to coal reserves which have been committed to a particular mining complex (mine shafts, mining equipment and plant facilities), and all coal which has been leased by the company to others. “Unassigned” reserves refers to coal reserves which have not been committed, and which would require new mine shafts, mining equipment, or plant facilities before operations could begin on the property.

Beisu Coal Mine

Beisu Coal Mine is located in the southern portion of our coalfield, and covers an area of approximately 29.3 square kilometers. We acquired the assets of Beisu Coal Mine in May 2012.

Beisu Coal Mine commenced operations in 1976 with a designed annual raw coal production capacity of 0.75 million tonnes. The annual raw coal production capacity has been increased to 1.0 million tonnes since 2006. The main coal seam of Beisu is divided into two thin-seam leaves. The thickness of the upper leaf averages 0.99 meters and the thickness of the lower leaf averages 0.9 meters. We primarily used the thin coal seam blasting method and the fully mechanized system to extract coal from four work faces in Beisu Coal Mine as of December 31, 2013. Beisu Coal Mine primarily produces thermal coal. Beisu Coal Mine has a coal preparation plant. The main equipment used in the coal preparation plant is a waste discharge system, which was manufactured in China.

Yangcun Coal Mine

Yangcun Coal Mine is located in the north portion of our coalfield, and covers an area of approximately 27.5 square kilometers. We acquired the entire assets of Yangcun Coal Mine in May 2012.

Yangcun Coal Mine commenced operations in 1988 with a designed annual raw coal production capacity of 0.6 million tonnes. The annual raw coal production capacity has been increased to 1.15 million tonnes since 2006. The main coal seam of Yangcun is divided into three leaves. The thickness of the upper leaf averages 8.34 meters and the thickness of the lower leaves average 1.17 and 1.02 meters. We primarily used the fully mechanized sublevel caving method to extract coal from the upper leaf and the fully mechanized system to extract coal from the lower leaves. As of December 31, 2013, Yangcun Coal Mine has three work faces. Yangcun Coal Mine primarily produces thermal coal. Yangcun Coal Mine does not have any coal preparation plant.

Coal Mines operated by Shanxi Nenghua and Heze Nenghua

The following table sets forth information about Tianchi Coal Mine and Zhaolou Coal Mine in China that are operated by Shanxi Nenghua and Heze Nenghua:

	Tianchi	Zhaolou	Total
Background data:

Commencement of construction(1)	2004	2004	N/A

Commencement of commercial production(1)	2006	2009	N/A

Coalfield area (square kilometers)	18.7	143.4	162.1

Reserve data: (millions tonnes as of December 31, 2013)

Recoverable reserves(2)	24.7	100.5	125.2

Mining recovery rate(3)(%)	79.0	81.6	N/A

Coal preparation plant recovery rate (%)(4)	N/A	46.08	N/A

Depth of mine (meters underground)	225	905	N/A

Average thickness of main coal seam (meters)	4.6	5.2	N/A

Type of coal	thermal coal	1/3 coking coal	N/A

Leased/owned	owned	owned	N/A

Assigned/unassigned(4)	assigned	assigned	N/A

Average calorific value (Kcal/kg)	5,268	5,883	N/A

Sulfur content (%)	1.83	0.68	N/A

Production data: (million tonnes)

Designed raw coal production capacity	1.2	3.0	4.2

Designed coal preparation input washing capacity	—	3.0	3.0

Raw coal production

2006	0.1	—	0.1

2007	1.2	—	1.2

2008	1.1	—	1.1

2009	1.0	0.04	1.04

2010	1.5	1.6	3.1

2011	1.2	3.0	4.2

2012	1.4	2.7	4.1

2013	1.5	2.9	4.4

Cumulative raw coal production as of December 31, 2013	9.0	10.2	19.2

(1)	With respect to the Tianchi Coal Mine, the “commencement of construction” refers to capacity expansion and technology upgrade undertaken after our 2006 acquisition; the “commencement of commercial production” refers to the resumption of production after completion of the foregoing expansion and upgrade.
(2)	The recoverable reserves of the above coal mines are based on the report prepared by Minarco Asia Pacific Pty Limited in May 2006 in accordance with the standards in the JORC Code.

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

(3)	The mining recovery rate is the rate of the amount of coal recovered from a determined amount of recoverable reserves, which is calculated by dividing the actual volume of coal recovered in a year by the volume of recoverable reserves mined and consumed in the same year.
(4)	“Coal preparation plant recovery rate” refers to the wash plant recovery rate of raw coal used during the production of our coal products.
(5)	“Assigned” refer to coal reserves which have been committed to a particular mining complex (mine shafts, mining equipment and plant facilities), and all coal which has been leased by the company to others. “Unassigned” refers to coal reserves which has not been committed, and which would require new mine shafts, mining equipment, or plant facilities before operations could begin on the property.

Tianchi Coal Mine

Tianchi Coal Mine is an underground mine located in Heshun County of Shanxi, with an area of approximately 18.7 square kilometers. Tianchi Coal Mine commenced commercial production in 2006 and the designed production capacity was increased to 1.2 million tonnes per annum in the same year. Tianchi Coal Mine is operated by inclined shaft development and primarily produces thermal coal. The average thickness of the target coal seam is 4.6 meters. As of December 31, 2013, the total recoverable reserves of Tianchi Coal Mine were approximately 24.7 million tonnes.

We primarily used the longwall caving mining method to extract coal from one work face at Tianchi Coal Mine as of December 31, 2013. The primary piece of equipment in this system is a slanted wheel, which was manufactured in China. The operations at Tianchi Coal Mine are powered by electricity from local power grids. We ship coal products from the Tianchi Coal Mine to Hebei and surrounding areas on the Yangshe Railway and the national railway network, as well as the highway network.

Zhaolou Coal Mine

Zhaolou Coal Mine is an underground longwall mine located in the central portion of Juye Coal Field in Shandong. Zhaolou Coal Mine covers an area of approximately 143.4 square kilometers, and is accessible by roadway and railway.

Zhaolou Coal Mine commenced commercial production in December 2009 and has a designed annual raw coal production capacity of 3.0 million tonnes. Zhaolou Coal Mine produces 1/3 coking coal. The average thickness of the main coal seam of Zhaolou Coal Mine is 5.2 meters. The total recoverable reserves of Zhaolou Coal Mine were approximately 100.5 million tonnes as of December 31, 2013, which was net of coal preparation and plant recovery losses.

We primarily used the longwall caving mining method to extract coal from the two work faces at Zhaolou Coal Mine as of December 31, 2013. The coal preparation plant at Zhaolou Coal Mine commenced commercial production in September 2009. The main equipment used in the coal preparation plant was a slanted wheel, cyclone machines, TBS separators and flotation machines, which were mainly produced in China. The main product of Zhaolou’s coal preparation plant is No. 2 Clean Coal. The operations at Zhaolou Coal Mine are powered by electricity from local power grids. We ship coal products to Shandong and Hebei Provinces and surrounding areas by truck.

In 2013, we implemented technical improvement in all of our coal mines in Shandong province, except for Beisu and Yangcun Coal Mines. The flotation system has been installed in Xinglongzhuang and Zhaolou Coal Mines since December 31, 2013. We expect the capacity of coal preparation and the coal recovery rate will be improved significantly after we complete technical improvement in all coal preparation plants in the first half of 2014.

Coal Mines operated by Ordos Neng Hua

The following table sets forth information about Anyuan Coal Mine and Wenyu Coal Mine in China that are operated by Ordos Neng Hua:

	Anyuan	Wenyu	Total
Background data:

Commencement of construction	—	1996	N/A

Commencement of commercial production	2004	1997	N/A

Coalfield area (square kilometers)	9.3	9.4	18.7

Reserve data: (as of December 31, 2013)

Mining recovery rate (%)(1)	86.7	85.4	N/A

Coal preparation plant recovery rate (%)(2)	N/A	N/A	N/A

Depth of mine (meters underground)	68	59	N/A

Average thickness of main coal seam (meters)	2.8	3.9	N/A

Type of coal	thermal coal	thermal coal	N/A

Leased/owned	owned	owned	N/A

Assigned/unassigned(3)	assigned	assigned	N/A

Average calorific value (Kcal/kg)	5,309	2,237	N/A

Sulfur content (%)	0.32	0.75	N/A

Production data: (million tonnes)

Designed raw coal production capacity	1.2	3.0	4.2

Designed coal preparation input washing capacity	—	—	—

Raw coal production

2011	2.3	2.1	4.4

2012	2.3	4.6	6.9

2013	2.2	4.1	6.3

Cumulative raw coal production as of December 31, 2013	6.8	10.8	17.6

(1)	The mining recovery rate is the rate of the amount of coal recovered from a determined amount of reserves, which is calculated by dividing the actual volume of coal recovered in a year by the volume of reserves mined and consumed in the same year.
(2)	“Coal preparation plant recovery rate” refers to the wash plant recovery rate of raw coal used during the production of our coal products.
(3)	“Assigned” reserves refer to coal reserves which have been committed to a particular mining complex (mine shafts, mining equipment and plant facilities), and all coal which has been leased by the company to others. “Unassigned” reserves refers to coal reserves which have not been committed, and which would require new mine shafts, mining equipment, or plant facilities before operations could begin on the property.

Anyuan Coal Mine

Through Ordos Neng Hua, we wholly control Anyuan Coal Mine, which is located in Yijinhuoluoqi of Ordos City in Inner Mongolia Autonomous Region, and covers an area of approximately 9.3 square kilometers.

In 2011, we increased the annual production capacity of Anyuan Coal Mine from the designed annual production capacity of 600,000 tonnes to 1.2 million tonnes through reconstruction and expansion. Anyuan Coal Mine primarily produces thermal coal. The average thickness of the main coal seam of Anyuan Coal Mine is 2.8 meters. We principally extracted coal from one work face at Anyuan Coal Mine as of December 31, 2013. Anyuan Coal Mine has a coal separation system. Anyuan Coal Mine is located in close proximity to railway and road transportation. The provincial highway and Baoshen railway are located approximately six kilometers to the west of the coalfield.

Wenyu Coal Mine

Through our subsidiary, Inner Mongolia Xintai, we operate Wenyu Coal Mine, which is located in Ordos City in Inner Mongolia Autonomous Region, and covers an area of approximately 9.4 square kilometers.

The original designed annual raw coal production capacity of Wenyu Coal Mine was 1.1 million tonnes. We completed production capacity expansion from 1.1 million tonnes to 3.0 million tonnes upon approvals from the relevant administrative authority and commenced commercial production in 2011. The average thickness of the main seam of Wenyu Coal Mine is 3.9 meters. The type of coal is thermal coal. We principally extracted coal from two work faces at Wenyu Coal Mine as of December 31, 2013. Wenyu Coal Mine has a simplified coal separation system. Wenyu Coal Mine is located in close proximity to Baofu road, Anyuan Coal Mine and railway transportation.

Zhuanlongwan Project

Zhuanglongwan project is now under construction. We expect to commence operation in mid-2014.

Coal Mines operated by Yancoal Australia

The following table sets forth information about our operational coal mines in Australia, which are directly or indirectly held by Yancoal Australia:

	Austar	Yarrabee	Ashton	Moolarben	Gloucester Mine	Donaldson Mine	Middlemount (6)	Total
Background data:
Commencement of construction(1)	1998	1981	2003	2009	1998	2001	2009	N/A
Commencement of commercial production(1)	2000	1982	2004	2010	1999	2001	2011	N/A
Coalfield area(2) (square kilometers)	108	203	17	130	164	166	28	816.0
Reserve data: (millions of tonnes as of December 31, 2013)
Recoverable reserves(3)	46.9	56.9	56.1	313.3	65	136.9	89.8	764.9
Depth of mine(4) (meters underground)	300-700	N/A	190-280	N/A	N/A	50-150	N/A	N/A
Type of coal	semi-hard coking coal	PCI coal	semi-soft coking coal	thermal coal	semi-hard coking coal	semi-soft coking coal	Coking coal PCI coal	N/A
Leased/owned	owned	owned	owned	owned	owned	owned	owned	N/A
Assigned/unassigned(5)	assigned	assigned	assigned	assigned	assigned	assigned	assigned	N/A
Average calorific value (Kcal/kg)	6196	7300	7100	6650	7550	8200	7300	N/A
Sulfur content (%)	1.75	0.7	0.65	0.5	1.05	0.90	0.5	N/A
Production data: (million tonnes)
Designed raw coal production capacity	3.6	3.0	5.2	16.0	3.8	3.0	5.25	39.85
Designed coal preparation input washing capacity	3.3	2.4	6.5	16.0	3.8	3.0	5.25	40.25
Raw coal production

2006	0.4	—	—	—	—	—	—	0.4

2007	1.6	—	—	—	—	—	—	1.6

2008	1.9	—	—	—	—	—	—	1.9

2009	1.9	—	—	—	—	—	—	1.9

2010	1.7	2.3	2.7	3.9	—	—	—	10.6

2011	1.9	3.1	1.7	5.6	—	—	—	12.3

2012	1.7	3.2	2.3	7.2	1.8	2.0	—	18.2

2013	1.6	3.7	2.4	6.7	3.5	3.2	—	21.1
Cumulative raw coal production as of December 31, 2013	12.7	12.3	9.1	23.4	5.3	5.2	—	68.0

(1)	The Austar Coal Mine was closed in 2003 as the result of an underground fire. We acquired Austar Coal Mine in 2004 and implemented a production expansion and technology upgrade in 2005. Austar Coal Mine resumed part of its operations in October 2006. Each of the Ashton Coal Mine and Moolarben Coal Mine has an open-pit coal mine and an underground coal mine. The “commencement of commercial production” indicates the time when the open-pit mines, the earlier of the two types of mines, commenced commercial production.
(2)	The coalfield area refers to the area of current leased land for mining, excluding the area on which we own prospecting rights.
(3)	The recoverable reserves of the above coal mines are based on the report prepared by the competent persons appointed by Yancoal Australia or Yancoal Resources and other companies which have been acquired by Yancoal Australia and such reserves refer to total proved and probable reserves that were prepared in accordance with the standards in the JORC Code.
(4)	Ashton Coal Mine has both open-pit and underground coal mines. The depth of mine indicates the depth of the underground mines.
(5)	“Assigned” refers to coal reserves which have been committed to a particular mining complex (mine shafts, mining equipment and plant facilities), and all coal which has been leased by the company to others. “Unassigned” refers to coal reserves which have not been committed, and which would require new mine shafts, mining equipment, or plant facilities before operations could begin on the property.
(6)	As Middlemount Coal Mine is owned and operated by a joint venture jointly controlled by Yancoal Australia and a third party, its production data and financial performance will not be consolidated in to our reports.

Austar Coal Mine

Austar Coal Mine is an underground mine located in Hunter Valley, New South Wales, Australia and is accessible by railway. Austar Coal Mine covers an area of 108 square kilometers. Austar Coal Mine was constructed in 1998 and commenced commercial production in 2000.

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

The average thickness of the main coal seam of Austar Coal Mine is 6.5 meters. As of December 31, 2013, the mine’s JORC-compliant reserves were approximately 46.9 million tonnes. As of the same date, the mine’s marketable coal reserves, representing beneficiated or otherwise enhanced coal products where modifications resulting from mining, dilution and processing have been considered, were approximately 37.1 million tonnes.

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

Yarrabee Coal Mine

Yarrabee Coal Mine is an open-pit mine located in Bowen Basin, Queensland, Australia and is accessible by railway to the Gladstone Port. Yarrabee Coal Mine covers an area of 203 square kilometers. The construction of Yarrabee Coal Mine started in 1981 and commercial production commenced in 1982.

Through Yancoal Resources, Yancoal Australia wholly owns Yarrabee Coal Mine. Currently, the designed annual capacity of Yarrabee Coal Mine is approximately 3.0 million tonnes. Yarrabee Coal Mine mainly produces low volatility PCI coal.

The thickness of the main coal seam of Yarrabee Coal Mine ranges from 3.2 to 4 meters. As of December 31, 2013, the mine’s JORC-compliant reserves were approximately 56.9 million tonnes. As of the same date, the mine’s marketable coal reserves were approximately 45.0 million tonnes. We utilize conventional truck shovel and open-pit mining methods to extract coal at Yarrabee Coal Mine.

Yarrabee Coal Mine has a coal preparation plant with a designed preparation capacity of 400 tonnes per hour, through which we are able to prepare 60% of the raw coal. We crush the remaining raw coal and sell to third parties as their quality is acceptable by the market. The main pieces of equipment used in the coal preparation plant are heavy medium cyclone machines and floating separation machines, which were generally manufactured in Australia. The operations at Yarrabee Coal Mine are powered by electricity from local power grids. We transport coal products from Yarrabee Coal Mine to Gladstone Port via railway.

Ashton Coal Mine

Ashton Coal Mine consists of an underground mine and a provisional open-pit mine located in Hunter Valley, New South Wales, Australia and is accessible by railway to Newcastle Port. Ashton Coal Mine covers an area of approximately 17 square kilometers. The construction of the open-pit and underground mines of Ashton Coal Mine started in 2003 and commercial production commenced in 2004.

The designed annual capacity of Ashton Coal Mine is approximately 5.2 million tonnes of coal. Ashton Coal Mine mainly produces semi-soft coking coal.

The thickness of the main coal seams of the open-pit mine and the underground mine of Ashton Coal Mine ranges from 2.1 to 2.3 meters and 1.7 to 2.4 meters, respectively. As of December 31, 2013, the mine’s JORC-compliant reserves were approximately 56.1 million tonnes. As of the same date, the mine’s marketable coal reserves were approximately 27.0 million tonnes, according to our internal estimates. We principally use longwall operations to extract coal from the underground coal seam of Ashton Coal Mine.

The main pieces of equipment used in the coal preparation plant of Ashton Coal Mine are heavy-medium cyclone machines and floating separation machines, which were generally manufactured in Australia. The operations at Ashton Coal Mine are powered by electricity from local power grids. We transport coal products from Ashton Coal Mine to Newcastle Port via railway.

Moolarben Coal Mine

Moolarben Coal Mine consists of an open-pit mine and an underground development project and is located near Mudgee in central western New South Wales. It is connected by railway to Newcastle Port. Moolarben Coal Mine covers an area of 130 square kilometers.

Yancoal Australia holds 80% of the equity interest in Moolarben Coal Mine through its subsidiary, Moolarben Coal Mines Pty Limited. Construction of Phase I, the open-pit mine, commenced in 2009 with commercial production starting in mid-2010. We have made an application for a modification consent to our open-pit mine, pursuant to which we will be able to access additional reserves by extending the footprint of our open-pit mine, and continuing to mine at the existing production rates. We expect the Planning Assessment Commission to make the decision in late 2014. In addition, we are in the process of obtaining a planning consent for our Phase II, which comprises of one open-pit mine and two underground mines. As part of the approval process, Phase II has been referred by the NSW Department of Planning and Infrastructure to the Planning Assessment Commission for review. We will be able to commence construction of Phase II upon approval from the Planning and Assessment Commission and we expect to commence operation in late 2015. We expect the annual production limit of Moolarben Coal Mine Phase I & II to be 17 million tonnes per annum, of which the annual production limit of the underground mine will be 4.0 million tonnes and the annual production limit of the open-pit mine is 13.0 million tonnes. Moolarben Coal Mine produces thermal coal.

The average thickness of the main coal seam of the open-pit mine of Moolarben Coal Mine is 5.5 to 11.66 meters. As of December 31, 2013, the mine’s JORC-compliant reserves were approximately 313.3 million tonnes. As of the same date, the mine’s marketable coal reserves were approximately 236 million tonnes. We use conventional truck shovel mining methods in the open-pit mine and expect to use longwall machines to extract coal in the underground mine project.

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

Gloucester Coal Mine

Gloucester Coal Mine is located in Gloucester basin in New South Wales, Australia and covers an area of 164 square kilometers. Gloucester Coal Mine is approximately 100 kilometers away from Newcastle Port. The construction of Gloucester Coal Mine started in 1998 and commercial production commenced in 1999.

Gloucester Coal Mine consists of two open-pit mines, Duralie and Stratford, which has an aggregate annual designed production capacity of 3.8 million tonnes and an aggregate annual designed preparation capacity of 3.8 million tonnes. We use conventional truck shovel mining methods in Duralie open-pit mine and light mining equipment in Stratford open-pit mine. As of December 31, 2013, Gloucester Coal Mine’s JORC-compliant reserves were approximately 65 million tonnes. As of the same date, the mine’s marketable coal reserves were approximately 37.3 million tonnes.

Duralie open-pit mine and Stratford open-pit mine own one coal preparation plan with an annual designed preparation capacity of 1.8 million tonnes, which was increased to 4.3 million tonnes in June 2011. We transport our coal products from Gloucester Coal Mine via railway.

Donaldson Coal Mine

Donaldson Coal Mine is located in Newcastle coal field in New South Wales, Australia and covers an area of 166 square kilometers. Donaldson Coal Mine is approximately 25 kilometers away from Newcastle Port. The construction of Donaldson Coal Mine started in 2001 and commercial production commenced in the same year.

Donaldson Coal Mine consists of one open-pit coal mine, Donaldson open-pit mine and two underground coal mines, Abel and Tasman underground mines, which has an aggregate annual designed production capacity of 3.0 million tonnes. The open-pit mine of Donaldson Coal Mine ceased mining operations in April 2013 due to reserve depletion and the underground coal mine, Tasman, was temporally closed in July 2013 due to the high operational costs of the Tasman mine and the weak demand for coal products. The only underground mine, Abel, which is still under operation has an annual designed production capacity of 2 million tonnes. As of December 31, 2013, Donaldson Coal Mine’s JORC-compliant reserves were approximately 136.9 million tonnes. As of the same date, the mine’s marketable coal reserves were approximately 84.6 million tonnes.

Our coal products at Donaldson Coal Mine are prepared by a coal preparation plant owned and operated by a third party with coal preparation capacity of 3.0 million tonnes per year. We transport our coal products from Donaldson Coal Mine via railway.

Middlemount Coal Mine

Middlemount Coal Mine is located at Bowen Basin in Queensland, Australia and covers an area of 28 square kilometers. The mine is approximately 300 kilometers away from Abbot Point port. The construction of Middlemount Coal Mine started in 2009 and commercial production commenced in 2011. Through Yancoal Australia, we own approximately 50% of the equity interest in the joint venture owns and operates Middlemount Coal Mine.

As of December 31, 2013, Middlemount Coal Mine’s JORC-compliant reserves were approximately 89.8 million tonnes. As of the same date, the mine’s marketable coal reserves were approximately 64.5 million tonnes. The mine has an annual designed production capacity of 5.4 million tonnes. We use conventional truck shovel open-pit mining methods to extract coal at Middlemount Coal Mine and the mine primarily produces coking coal and PCI coal. Middlemount Coal Mine has a coal preparation plant with an annual capacity of 5.25 million tonnes. The main pieces of equipment used in the coal preparation plant are screw machines with flotation devices. We transport our coal products from Middlemount Coal Mine via railway.

Coal Mines operated by Yancoal International

The following table sets forth information about our operational coal mines in Australia, which are directly or indirectly held by Yancoal International (Holding):

	Cameby Downs	Premier	Total
Background data:

Commencement of construction	2009	1996	N/A

Commencement of commercial production	2010	1996	N/A

Coalfield area(1) (square kilometers)	287	130	417

Reserve data: (millions of tonnes as of December 31, 2013)

Recoverable reserves(2)	276.5	152.1	428.6

Depth of mine (meters underground)	N/A	N/A	N/A

Type of coal	thermal coal	thermal coal	N/A

Leased/owned	owned	owned	N/A

Assigned/unassigned(3)	assigned	assigned	N/A

Average calorific value (Kcal/kg)	6,000	4,776	N/A

Sulfur content (%)	0.47	0.6	N/A

Production data: (million tonnes)

Designed raw coal production capacity	1.8	5.0	21.0

Designed coal preparation input washing capacity	1.8	N/A	16.0

Raw coal production

2011	0.8	—	0.8

2012	1.9	4.2	6.1

2013	2.0	4.2	6.2

Cumulative raw coal production as of December 31, 2013	4.7	8.4	13.1

(1)	The coalfield area refers to the area of current leased land for mining, excluding the area on which we own prospecting rights.
(2)	The recoverable reserves of the above coal mines are based on the report prepared by the competent persons appointed by Yancoal Australia or Yancoal Resources and other companies which have been acquired by Yancoal Australia and such reserves refer to total proved and probable reserves that were prepared in accordance with the standards in the JORC Code.
(3)	“Assigned” refers to coal reserves which have been committed to a particular mining complex (mine shafts, mining equipment and plant facilities), and all coal which has been leased by the company to others. “Unassigned” refers to coal reserves which have not been committed, and which would require new mine shafts, mining equipment, or plant facilities before operations could begin on the property.

Cameby Downs Coal Mine

Cameby Downs Coal Mine consists of an open-pit mine located near Chinchilla in Southwest Queensland. The mine covers an area of approximately 287 square kilometers. The construction of the mine commenced in 2009 and commercial production started in late 2010. Yancoal Australia owns 100% of Cameby Downs Coal Mine. Cameby Downs Mine produces thermal coal and the average thickness of Cameby Downs Coal Mine was 4 meters. As of December 31, 2013, Cameby Downs Coal Mine had JORC-compliant reserves of approximately 276.5 million tonnes. As of the same date, the mine’s marketable coal reserves were approximately 275 million tonnes.

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

Premier Coal Mine

Premier Coal Mine, located in Perth, is an open-pit coal mine covering an area of approximately 130 square kilometers. The construction of the mine began in 1996 and commercial production commenced in the same year. Yancoal International (Holding) indirectly wholly owns Premier Coal Mine. The annual production capacity of Premier Coal Mine is approximately 5.0 million tonnes. Premier Coal Mine primarily produces low ash and low sulfur sub-bituminous coal. As of December 31, 2013, Premier Coal Mine had JORC-compliant reserves of approximately 152.1 million tonnes. We utilize conventional truck shovel open-pit mining methods to mine the coal from a number of seams at the mine. The coal mined at Premier Coal Mine is crushed and sold without washing. As a result, the mine’s marketable coal were approximately 152.1 million tonnes as of December 31, 2013, the same amount as its JORC-compliant reserves.

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

In September 2006, the State Council approved the Implementation Plan for the Compensation System Reform Testing in Relation to Deepening Coal Resources, jointly promulgated by the Ministry of Finance of the PRC, Ministry of Land and Resources of the PRC and the NDRC (the “Implementation Plan”). According to the Implementation Plan, enterprises that obtain mining rights as a result of state-funded exploration must pay mining right fees based on the valuation of its reserves. Our operations in Shandong Province are subject to this mining right fee. On August 3, 2012, Jining Municipal Land and Resources Bureau issued the Notice of payment for mining rights by Yanzhou Coal Mining Company Limited [JiGuotuzi(2012) No. 212], pursuant to which we are required to pay a consideration of RMB2,476.78 million for the mining rights of Nantun, Xinglongzhuang, Baodian, Dongtan and Jining II coal mines, RMB495.4 million of which was paid before the due date of September 30, 2012. The consideration was determined based on the assessment report for the consideration of mining rights of these five coal mines issued by independent third parties appointed by Jining Municipal Land and Resources Bureau and filed with Shandong Provincial Department of Land and Resources. For the year ended December 31, 2013, we paid mining rights compensation fees of approximately RMB396.3 million.

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

Zhuanlongwan Coalfield

Ordos Neng Hua won the bid for the mining rights of Zhuanlongwan coalfield of Dongsheng Coal Field in Inner Mongolia Autonomous Region for a consideration of RMB7,878.7 million on January 28, 2011. As of the date of this annual report, Ordos Neng Hua had fully paid the total consideration.

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

Railway Assets

We own and operate a railway transportation network that connects our coal mines in Shandong to the national railway system and Zouxian Power Plant in Jining City of Shandong. As of the date of this annual report, our railway network spans a total length of over 200 kilometers. Our railway network provides us with substantial control over a major means of transportation for our key product, allowing us to benefit from the synergies from coal production, sales and transportation.

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

Zhaolou Coal Mine Power Plants. Zhaolou Coal Mine power plants are intended to be integrated power plants for Zhaolou Coal Mine, located in Heze City of Shandong. The power plants are being constructed in two phases with designed capacity of 300 MW for each phase. We commenced construction of phase I of the power plants which utilize a power generator of 300 MW and a circulating fluidized-bed boiler with capacity of 1,025 tonnes per hour in March 2010, which we expect to commence operation in mid-2014. The main pieces of equipment used at Zhaolou Coal Mine power plants include extraction and condensing steam turbines, water hydrogen generators and CFB boilers.

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

Overview

Coal Business

We are one of the primary coal producers in China and Australia. We primarily engage in the mining, washing, processing and distribution of coal through railway transportation. We offer a wide variety of coal products including thermal coal, semi-hard coking coal, semi-soft coking coal, PCI coal and mixed coal products which are sold to power plants, metallurgical mills, chemical manufacturers and trading companies in China and multiple other countries, including Japan, South Korea and Australia. Since 2004, we have expanded our operations to include railway transportation, production of coal chemicals, the generation of electricity and heat and the potash exploration business.

Our invoiced amount of coal sold includes returns, discounts, sales-related taxes, port fees and other fees and, in certain cases, transportation costs payable by customers. Gross sales, or sales income as used elsewhere in this annual report, of coal equals the invoiced amount of coal sold less returns and discounts. In 2013, we produced approximately 73.8 million tonnes of raw coal and sold approximately 104.0 million tonnes of coal, which included approximately 30.2 million tonnes of coal that was purchased externally from third parties for trading. In 2011, 2012 and 2013 our sales income of coal was approximately RMB45,181.2 million, RMB56,200.6 million and RMB54,444.8 million, respectively, which represented approximately 96.0%, 96.7% and 96.5%, respectively, of our total sales income. Domestic sales income of coal accounted for 80.7%, 82.9% and 83.2% and overseas sales income of coal accounted for 19.3%, 17.1% and 16.8% of our total sales income of coal during 2011, 2012 and 2013, respectively.

Railway Transportation Business

We own a railway network spanning over 200 kilometers, which we use primarily to transport coal, as well as other goods upon the request of our railway transportation customers. To facilitate our production and sales of coal, we provide railway transportation services to our coal customers and the Yankuang Group. The annual transport volume on our railway network has remained steady in recent years. In 2013, we transported a total of approximately 18.3 million tonnes of goods on our railway network, compared to approximately 17.5 million tonnes in 2012 and approximately 18.1 million tonnes in 2011.

We derive income from our railway transportation services through the delivery of (i) coal purchased from us on an ex-mine basis, an arrangement where customers separately bear the cost of transporting the coal they purchase to a designated location, and (ii) goods other than coal that we deliver on behalf of customers who engage us exclusively for our railway transportation services. In 2013, income from our railway transportation services totaled approximately RMB457.9 million.

Coal Chemical Business

Our coal chemical operations consist primarily of the production and sale of methanol. Prior to April 2012, we had two subsidiaries engaged in methanol operations: Yulin Nenghua and Shanxi Nenghua. Shanxi Nenghua ceased production in April 2012 due to a shortage in supply of raw materials. Yulin Nenghua’s methanol plant, which has a production capacity of 600,000 tonnes per annum, commenced commercial operations in August 2009. In 2011, Yulin Nenghua and Shanxi Nenghua (through its wholly owned subsidiary Tianhao Chemicals) produced a total of approximately 532,000 tonnes and sold 529,000 tonnes of methanol, generating sales income of approximately RMB1,059.3 million. In 2012, Yulin Nenghua and Shanxi Nenghua produced a total of approximately 572,000 tonnes and sold 574,000 tonnes of methanol, generating sales income of approximately RMB1,118.0 million. In 2013, Yulin Nenghua produced a total of approximately 609,000 tonnes and sold 599,000 tonnes, generating sales income of approximately RMB1,155.7 million. In addition, Ordos Neng Hua is constructing a 600,000-tonne methanol project in Ordos City in the Inner Mongolia Autonomous Region which will have a production capacity of 600,000 tonnes per annum, which we expect to become operational in the first half of 2014.

Electric Power Business

We own and operate seven power plants, with total installed capacity of 218 MW, which generate electric power primarily for internal use and, to a lesser extent, external sales. The six cogeneration power plants operated by Hua Ju Energy are able to generate both electric power and heat. We ceased production at the power plant operated by Shanxi Nenghua on January 1, 2012 due to high fuel costs. We are in the process of disposing this power plant together with Tianhao Chemical’s methanol assets. In 2012, we generated a total of approximately 1,155.2 million kWh of electricity and sold approximately 856.4 million kWh of electricity, generating approximately RMB323.6 million in revenue. In 2013, we generated a total of approximately 1,234.4 million kWh of electricity and sold approximately 879.1 million kWh of electricity, generating approximately RMB332.1 million in revenue. In addition, Heze Nenghua is constructing a power plant over two phases with an installed capacity of 300 MW each. We expect Phase 1 of the power plant to become operational in mid-2014.

Heat Supply Business

In 2013, we produced approximately 1.3 million steam tonnes of heat and sold approximately 50,000 steam tonnes of heat, generating sales revenue of approximately RMB11.2 million.

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

Acquisition and expansion

Our business expansion plans are primarily dependent on successfully acquiring and developing projects that can grow or diversify our existing operations. Our coal reserves, future production capacity and, consequently, our revenues and results of operations, will depend on the success of such projects. Our business and results of operations could be affected if we are unable to successfully integrate or operate our acquisitions or achieve anticipated additional revenue and earnings.

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

Product mix

Our products, which include thermal coal, semi-hard coking coal, semi-soft coking coal and PCI coal, generally have different prices and gross margins. For example, our No. 1 clean coal has historically had a higher gross margin than our other products and, as such, an increased proportion of sales income generated from No. 1 clean coal would result in higher gross profits. Conversely, if the sales volume of lower gross margin coal products, such as thermal coal, increased in comparison to higher margin coal products, then we would have lower gross profits despite an increase in sales volume. In addition, the future launch of new products will also affect our product mix and, consequently, our revenues, gross margins and results of operations.

Production capacity

Our results of operations and future growth prospects are affected by our coal production capacity. Our production capacity and production volume may be affected by the macroeconomy and customer demand. Our production capacity and volume will also depend on our ability to obtain necessary capital and required approvals and permits, as well as production capacity, customer demand and general economic factors. We will continue to focus on increasing our production capacity by developing our existing projects and potential domestic and international acquisitions. Increasing our production capacity also increases costs, expenses and capital expenditures.

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

Results of Operations

The following table sets forth our income statement and the percentage of each line item to our total revenue for the periods indicated:

	2011		2012		2013
	RMB (million)%		RMB (million)%		RMB (million)%
	(Restated)		(Restated)
Total revenue	47,065.8	100.0	58,146.2	100.0	56,401.8	100.0
Gross sales of coal	45,181.2	96.0	56,200.6	96.7	54,444.8	96.5
Railway transportation service income	476.9	1.0	464.1	0.8	457.9	0.8
Gross sales of electric power	328.0	0.7	323.6	0.6	332.1	0.6
Gross sales of methanol	1,059.3	2.3	1,118.0	1.9	1,155.7	2.0
Gross sale of heat supply	20.5	0.0	39.9	0.1	11.2	(0.1)
Transportation costs of coal	(1,248.3)	(2.7)	(2,104.2)	(3.6)	(2,024.2)	(3.6)
Cost of sales and service provided	(25,986.7)	(55.2)	(42,149.0)	(72.5)	(42,511.8)	(80.7)
Cost of electric power	(362.5)	(0.8)	(330.8)	(0.6)	(320.5)	(0.6)
Cost of methanol	(930.2)	(2.0)	(911.2)	(1.6)	(850.8)	(1.5)
Cost of heat supply	(13.8)	0.0	(25.1)	0.0	(6.7)	(0.1)

Gross profit	18,524.3	39.4	12,625.8	21.7	10,687.8	18.9
Selling, general and administrative expenses	(6,570.2)	(13.9)	(7,987.6)	(13.7)	(10,380.7)	(18.4)
Share of profit of associates	68.9	0.1	142.0	0.2	233.9	0.4
Share of loss of jointly ventures	—	0.0	(191.6)	0.3	(376.0)	(0.7)
Other income	1,075.8	2.3	2,930.4	5.0	1,020.6	1.8
Interest expense	(839.3)	(1.8)	(1,448.7)	(2.5)	(1,765.8)	(3.1)

Profit/(Loss) before income taxes	12,259.5	26.0	6,070.4	10.4	(580.3)	(1.0)
Income taxes	(3,466.9)	(7.4)	(36.2)	(0.1)	394.8	0.7

Profit/(Loss) for the year	8,792.6	18.7	6,034.2	10.4	(185.5)	(0.3)

Attributable to:
Equity holders of the Company	8,745.1	18.6	6,065.6	10.4	777.4	1.4
Non-controlling interests	47.5	0.1	(31.4)	0.1	(962.8)	(1.7)
Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

Total revenue

Our total revenue decreased RMB1,744.4 million, or 3.0%, from approximately RMB58,146.2 million in 2012 to approximately RMB56,401.8 million in 2013. Our gross sales of coal, which accounted for 96.5% of our total revenue in 2011, decreased by RMB1,755.8 million, or 3.1%, from approximately RMB56,200.6 million in 2012 to approximately RMB54,444.8 million in 2013. The decrease in gross sales of coal was primarily due to the decrease of the average selling price led by weak demand for coal in both domestic and overseas markets. In 2013, our average selling price of coal products decreased by approximately RMB80.7 per tonne, from RMB604.3 to RMB523.5 per tonne, a 13.4% decrease from 2012. Our sales volume of coal products increased 11.8% from approximately 93.0 million tonnes in 2012 to 104.0 million tonnes in 2013.

In 2013, the transportation volume of our railway assets was approximately 18.3 million tonnes, representing a slight increase of approximately 0.7 million tonnes, or 4.2%, from 2012. Our railway transportation services income (income from transported volume settled on the basis of off-mine prices and special purpose railway transportation fees borne by customers) decreased by RMB6.2 million, or 1.3%, from approximately RMB464.1 million in 2012 to approximately RMB457.9 million in 2013.

Our gross sales of methanol increased by approximately RMB37.7 million, or 3.4%, from RMB1,118.0 million in 2012 to approximately RMB1,155.7 million in 2013. The increase in gross sales of methanol was mainly attributable to an increase in sales volumes of methanol. Our gross sales of electric power increased by approximately RMB8.5 million, or 2.6%, from approximately RMB323.6 million in 2012 to approximately RMB332.1 million in 2013. Our gross sales of heat supply decreased by RMB28.7 million, or 71.9%, from approximately RMB39.9 million in 2012 to approximately RMB11.2 million in 2013, due primarily to our termination of heat supply to Jidong New Town.

Transportation costs of coal

Our coal transportation costs decreased by RMB80.0 million, or 3.8%, from approximately RMB2,104.2 million in 2012, to approximately RMB2,024.2 million in 2013, which included transportation costs for our coal sold in the PRC of approximately RMB444.3 million and for coal sold outside the PRC of approximately RMB1,579.9 million.

Cost of sales and services provided

Our total cost of sales and services provided increased by RMB362.8 million, or 0.9%, from RMB42,149.0 million in 2012 to approximately RMB42,511.8 million in 2013, primarily due to increased sales volumes of coal. The increased sales volumes resulted in an increase of RMB1,311.5 million in purchases of coal from third parties for trading purposes and a RMB347.2 million increase in depreciation.

Cost of electric power

Our cost of electric power decreased by RMB10.3 million from approximately RMB330.8 million in 2012, to approximately RMB320.5 million in 2013, primarily due to a decrease in electric power sold by Yulin Nenghua. Yulin Nenghua sold approximately 99.8 million kWh of electric power in 2013 compared to 244.6 million kWh of electric power in 2012, the decrease of which was caused by its increased internal consumption of electricity.

Cost of methanol

Our production costs decreased from approximately RMB911.2 million in 2012 to approximately RMB850.8 million in 2013, primarily due to the decrease in the cost of coal.

Cost of heat supply

Our cost of heat supply decreased by RMB18.4 million, from approximately RMB25.1 million in 2012 to approximately RMB6.7 million in 2013, primarily due to the decrease in our sales volume of heat supply.

Selling, general and administrative expenses

Our selling, general and administrative expenses increased by RMB2,393.1 million, or 30.0%, from approximately RMB7,987.6 million in 2012 to approximately RMB10,380.7 million in 2013. This increase was primarily attributable to the exchange losses of approximately RMB1,686.0 million we recorded in 2013 as the result of the U.S. dollar denominated and RMB denominated loans held by our Australian subsidiaries and the depreciation of Australian dollars against U.S. dollars and RMB. The increase was also due to an increase of RMB1,321.2 million in provision for assets impairment loss as compared with 2012.

Share of income of associates

Our share of income from associates increased by RMB91.9 million, or 64.7%, from RMB142.0 million in 2012 to approximately RMB233.9 million in 2013, primarily due to an increase of RMB90.1 million in investment income from Huadian Zouxian as compared with 2012.

Share of loss of joint ventures

Our share of loss of joint ventures increased by RMB184.4 million, or 96.3%, from RMB191.6 million in 2012 to RMB376.0 million in 2013, primarily due to an increase in the investment loss of RMB184.4 million in the joint venture operating Middlemount Coal Mine.

Other income

Our other income decreased by RMB1,909.9 million, or 65.2%, from approximately RMB2,930.4 million in 2012 to approximately RMB1,020.6 million in 2013, primarily due to approximately RMB1,269.2 million of income generated from the acquisition of Gloucester in 2012 and a foreign exchange gain of approximately RMB714.2 million in 2012.

Interest expenses

Our interest expenses increased by RMB317.1 million, from approximately RMB1,448.7 million in 2012 to approximately RMB1,765.8 million in 2013, primarily due to the offering of RMB denominated short-term notes and the non-public issuance of financial instruments in 2013.

Loss before income tax

As a result of the foregoing, we recorded loss before income taxes of approximately RMB580.3 million in 2013, as compared to the profit before income taxes of approximately RMB6,070.4 million in 2012.

Income tax gain

We recorded income tax gain of approximately RMB394.8 million in 2013, as compared to income tax expenses of approximately RMB36.2 million in 2012, primarily due to the decrease in the deferred income tax caused by the loss of Yancoal Australia.

Loss for the year

As a result, we recorded loss for the year of approximately RMB185.5 million in 2013, as compared to profit for the year of approximately RMB6,034.2 million in 2012. In particular, net profit from our trading of externally purchased coal in 2013 was approximately RMB125.8 million. The profit attributable to equity holders of the Company decreased by RMB5,288.2 million, or 87.2%, from approximately RMB6,065.6 million in 2012 to approximately RMB777.4 million in 2013.

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

Total revenue

Our total revenue in 2012 increased by RMB11,080.4 million, or 23.5%, from RMB47,065.8 million to approximately RMB58,146.2 million. Our gross sales of coal, which accounted for 96.7% of our total revenue in 2012, increased by RMB11,019.4 million, or 24.4%, to RMB56,200.6 million in 2012. This reflected an increase in coal sales volume of 29.9 million tonnes, or 46.5%, primarily due to an increase in the sales volume of externally purchased coal, an increase in the sales volume of coal in Australia and an increase in the sales volume of coal by Ordos Nenghua, partially offset by a decrease in the average selling price of our coal products by RMB108.4 per tonne, or 15.3%, from RMB709.1 per tonne in 2011 to RMB599.3 per tonne in 2012, as the result of the weak demand for coal caused by the global economic slowdown.

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

Cost of sales and services provided

Our cost of sales and railway transportation services consists of the costs of our coal business and railway transportation business, which primarily consist of wages and employee benefits, purchases of coal from third parties for trading purposes, materials, land subsidence, restoration, rehabilitation and environmental costs, depreciation and amortization expenses and business tax and surcharges. Our cost of sales and services provided increased by RMB16,162.3 million, or 62.2%, from approximately RMB25,986.7 million in 2011 to approximately RMB42,149.0 million in 2012, primarily due to an increase of approximately RMB11,974.0 million in the cost of traded coal as a result of an increase in the volumes of coal we purchased from third parties for trading purposes. In addition, cost of sales of traded coal is generally higher than cost of sales of our in-house coal products because purchase prices from other coal mining companies and trading companies are higher than the production cost of our in-house coal products. The increase in our cost of sales and services provided was also caused by an increase of approximately RMB1,435.9 million in wages and employee benefits as a result of an increase in employee headcount.

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

Share of income of associates

Our share of income from associates increased by RMB73.0 million, or 106.0%, from approximately RMB68.9 million in 2011 to RMB142.0 million in 2012, due to an increase in our income of RMB82.6 million from Huadian Zouxian Power Generation Company Limited (“Huadian Zouxian”).

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

Profit before income tax

As a result of the foregoing, our profit before income taxes decreased by approximately RMB6,189.18 million, or 50.5%, from approximately RMB12,259.5 million in 2011 to RMB6,070.4 million in 2012.

Income tax expenses

Our income tax decreased by RMB3,430.7 million, or 99.0%, from approximately RMB3, 466.9 million in 2011 to approximately RMB36.2 million in 2012, primarily due to a decrease in current income tax expenses of RMB1,725.2 million and a decrease in the income tax expenses in our Australian subsidiaries of RMB1,085.2 million caused by an increase in its deferred tax assets related to the implementation of MRRT.

Profit for the year

As a result, our profit for the year decreased by RMB2,758.4 million, or 31.4%, from approximately RMB8,792.6 million in 2011 to approximately RMB6,034.2 million in 2012. The profit attributable to equity holders of the Company decreased by RMB2.679.5 million, or 30.6%, from RMB8,745.1 million in 2011 to approximately RMB6,065.6 million in 2012. In particular, net profit from our trading of externally purchased coal in 2012 was approximately RMB28.0 million, which represented approximately 0.45% of our profit for the year.

Segment Information

The following table sets forth a breakdown of our total consolidated gross revenues for each of the years indicated and the percentage contribution of each segment to our total gross revenues:

	2011		2012		2013
	RMB	%	RMB	%	RMB	%
	(in millions, except for percentages)
Coal mining revenue	45,468.5	96.6	56,419.8	97.0	54,901.0	97.3
Railway transportation revenue	528.6	1.1	496.6	0.9	501.2	0.9
Methanol, electricity and heat supply revenue	1,664.1	3.5	1,765.9	3.0	1,792.1	3.2
Unallocated and eliminations	(595.3)	(1.3)	(536.2)	(0.9)	(792.4)	(1.4)

Gross revenue	47,065.8	100.0	58,146.2	100.0	56,401.8	100.0

We are mainly engaged in the mining, washing, processing and railway distribution of coal. For the year ended December 31, 2013, we derived our revenue mainly derived from coal sales in the PRC.

B.	Liquidity and Capital Resources

Our principal sources of liquidity in 2013 were proceeds from bank borrowings, offering of RMB denominated short term notes and non-public issuance of financing instruments and the cash generated from our operating activities. In 2013, we primarily utilized cash to pay our operating expenses, purchase property, machinery and equipment, finance acquisitions and pay dividends to shareholders.

Our principal sources of liquidity in 2012 were proceeds from bank borrowings, the RMB-denominated corporate bonds we issued in 2012 (the “RMB Bond Offering”) and the US$-denominated corporate bonds we issued in 2012 (the “US$ Bond Offering”) and the cash generated from our operating activities. Our primary sources of cash in 2011 were cash flows from operating activities and bank borrowings. We used cash primarily to finance working capital, fund payments of interest and principal due on our indebtedness, finance acquisitions and fund capital expenditures and the growth and expansion of our facilities and operations.

Taking into account our cash and cash equivalents on hand, our available credit facilities, cash generated from our future operations and the proceeds from the offering of RMB denominated short term notes and non-public issuance of financing instruments, we believe we have sufficient working capital to meet our financial requirements for at least the next 12 months from the date of this annual report. As of December 31, 2013, we had cash and cash equivalents of approximately RMB10,922.6 million.

We conduct our operations directly and through our operating subsidiaries, some of which we do not wholly own, are joint ventures or are public companies. Therefore, we may not be able in all circumstances to allocate our free cash flow as we would like among our subsidiaries. In addition, PRC law restricts the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. PRC regulations currently permit payment of dividends by PRC companies only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, under current PRC laws, regulations and accounting standards, each subsidiary is required to allocate at least 10% of its after-tax profit based on PRC accounting standards to its statutory common reserve fund each year until the cumulative amount of these reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. As of December 31, 2013, the required deductions attributable to these statutory common reserve funds amounted to approximately RMB5,511.3 million.

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

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
	(RMB’000)
Net cash from / (used in) operating activities	17,977.3	6,503.6	(2,201.1)
Net cash used in investing activities	(25,611.0)	(3,187.4)	(13,504.4)
Net cash from financing activities	9,441.0	1,145.1	13,286.9
Net increase / (decrease) in cash and cash equivalents	1,807.3	4,461.4	(2,418.5)
Cash and cash equivalents as of end of year	8,145.3	12,717.4	10,922.6

Cash flow from / (used in) operating activities

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

Net cash used in operating activities was approximately RMB2,201.1 million in 2013, and included loss before income taxes of approximately RMB580.3 million, adjustments for non-cash items of approximately RMB8,737.5 million, and negative changes in working capital of approximately RMB7,641.2 million. Adjustments for non-cash items primarily consisted of (i) depreciation of property, plant and equipment of approximately RMB3,125.0 million; (ii) impairment loss on intangibles assets of approximately RMB2,052.3 million and (iii) interest expenses of approximately RMB1,765.8 million. Negative changes in working capital consisted of (i) decrease in bills and accounts payable of approximately RMB3,187.9 million; (ii) increase in bills and accounts receivable of approximately RMB1,722.0 million; (iii) increase in repayments and other current assets of approximately RMB1,378.0 million and (iv) decrease in other payables and accrued expenses of approximately RMB1,223.3 million.

Net cash from operating activities was approximately RMB6,503.6 million in 2012, and included profit before income taxes of approximately RMB6,070.4 million, adjustments for non-cash items of approximately RMB3,037.2 million, and increase changes in working capital of approximately RMB711.9 million. Adjustments for non-cash items primarily consisted of (i) depreciation of property, plant and equipment of approximately RMB2,819.4 million; (ii) interest expenses of approximately RMB1,448.7 million; and (iii) amortization of intangible assets of approximately RMB1,177.6 million. Positive changes in working capital primarily consisted of (i) an increase in bills and accounts receivables of approximately RMB93.4 million; (ii) an increase in bills and accounts payables of approximately RMB246.1 million; (iii) an increase in land subsidence, restoration, rehabilitation and environmental costs of approximately RMB484.7 million; and (iv) an increase in other payables and accruals of approximately RMB412.7 million, partially offset by an increase in prepayments and other current assets of approximately RMB186.1 million.

Net cash from operating activities was approximately RMB17,977.3 million in 2011, and included profit before income taxes of approximately RMB12,259.5 million, adjustments for non-cash items of approximately RMB4,053.8 million, and positive changes in working capital of approximately RMB4,082.3 million. Adjustments for non-cash items primarily consisted of (i) depreciation of property, plant and equipment of approximately RMB2,266.0 million; (ii) interest expenses of approximately RMB839.3 million; and (iii) amortization of intangible assets of approximately RMB720.0 million. Positive changes in working capital primarily consisted of (i) a decrease in bills and accounts receivables of approximately RMB2,800.2 million; (ii) an increase in bills and accounts payables of approximately RMB537.8 million; (iii) an increase in land subsidence, restoration, rehabilitation and environmental costs of approximately RMB556.7 million; and (iv) an increase in other payables and accruals of approximately RMB531.3 million, partially offset by an increase in prepayments and other current assets of approximately RMB730.7 million.

Cash flows used in investing activities

Net cash used in investing activities was approximately RMB13,504.4 million in 2013, and primarily consisted of purchase of property, plant and equipment of approximately RMB10,221.4 million, increase in term deposits of approximately RMB1,286.1 million and our investment of approximately RMB802.1 million to acquire Haosheng Company.

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

Cash flows from (used in) financing activities

Net cash from financing activities was approximately RMB13,286.9 million in 2013, and primarily consisted of proceeds from bank borrowings of approximately RMB21,103.1 million and proceeds from the offering of RMB denominated short-term notes and non-public issuance of financing instruments, which were partially offset by the repayment of bank borrowings of approximately RMB10,000.9 million and the repayment of other borrowings of approximately RMB2,057.4 million.

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

Inventories

Our inventories comprise methanol, auxiliary materials, spare parts and small tools used in the construction of mining structures and coal products in our stockpiles. The following table sets forth our inventories as of the dates indicated:

	As of December 31,
	2011	2012	2013
	(RMB in millions)
Methanol	11.8	9.5	23.0
Auxiliary materials, spare parts and small tools	414.5	507.6	495.3
Coal products	965.0	1,048.5	1,070.9

Total	1,391.2	1,565.5	1,589.2

Our inventories increased from approximately RMB1,391.2 million as of December 31, 2011 to RMB1,565.5 million as of December 31, 2012, primarily due to increases in our inventory of auxiliary materials, spare parts and small tools and coal products. Our inventories increased slightly from approximately RMB1,565.5 million as of December 31, 2012 to RMB1,589.2 million as of December 31, 2013.

Bills and Accounts Receivables

Bills and accounts receivables represent unconditional written orders issued by, or negotiated from, our customers for completed sales orders which allow us to collect certain specified amounts from banks or other parties. These bills are non-interest-bearing and generally have a maturity of six months. The following table sets forth our bills and accounts receivables as of the dates indicated:

	As of December 31,
	2011	2012	2013
	(RMB in millions)
Accounts receivable	818.0	928.9	1,469.7
Less: Impairment loss	(4.2)	(2.5)	(8.3)

	813.8	926.4	1,461.4
Total bills receivable	6,498.3	6,533.2	7,558.1

Total bills and accounts receivable, net	7,312.1	7,459.6	9,019.5

Our bills and accounts receivable increased from approximately RMB7,312.1 million as of December 31, 2011 to RMB7,459.6 million as of December 31, 2012. Our bills and accounts receivable increased from approximately RMB7,459.6 million as of December 31, 2012 to RMB9,019.5 million as of December 31, 2013, primarily due to the increase of bills we received for the payment of coal in 2013 caused by the weak demand of coal. We allow a range of credit periods to our trade customers which take into account the credit rating of our customers. Our credit periods do not exceed 180 days.

The following table sets forth an aging analysis of our bills and accounts receivables based on the applicable invoice dates:

	As of December 31,
	2011	2012	2013
	(RMB in millions)
0 - 90 days	4,037.9	3,423.0	8,685.1
91 - 180 days	3,274.2	3,954.4	316.7
181 - 365 days	—	80.8	4.7
Over 1 year	—	1.4	13.0

Total	7,312.1	7,459.6	9,019.5

Before accepting any new customer, we assess the potential customer’s credit quality and define credit limits by customer. Limits attributed to customers are reviewed once a year. In 2011, 2012 and 2013, we did not have any significant trade receivables that were past due but not yet impaired as of the balance sheet dates above. We do not hold any collateral over these balances. The average ages of these receivables were 86 days, 96 days and 49 days for 2011, 2012 and 2013, respectively. Our management closely monitors the credit quality of accounts receivables and considers the balances that are neither past due nor impaired to be of good credit quality.

We have provided fully for all accounts receivables over three years because our experience is such that receivables that are past due beyond three years are generally not recoverable. Receivables aged over four years are considered irrecoverable by management and are written off. We wrote off our receivables of approximately RMB3.3 million in 2012. We did not write off any of our receivables in 2011 and 2013. The following table sets forth an analysis of our impairment losses on bills and accounts receivables:

	2011	2012	2013
	(RMB in millions)
Balance at January 1	5.4	4.1	2.5
Provided for the year	—	0.005	21.4
Reversal	(1.3)	(1.6)	(15.6)

Balance at December 31	4.1	2.5	8.3

Our allowance for doubtful debts in 2011, 2012 and 2013 were approximately RMB4.1 million, RMB2.5 million and RMB8.3 million, respectively, for individually impaired trade receivables, which were primarily receivables from corporate customers in the PRC and considered irrecoverable by management after considering the credit quality of those individual customers, the ongoing relationship with us and the aging of these receivables. The recognized impairment represents the difference between the carrying amount of these trade receivables and the present value of the amounts. We do not hold any collateral over these balances.

Prepayments and Other Receivables

The following table sets forth our prepayments and other receivables as of the dates indicated:

	As of December 31,
	2011	2012	2013
	(RMB in millions)
Advances to suppliers	738.4	692.0	1,181.3
Deposit for environment protection	651.7	813.2	719.8
Prepaid relocation costs of inhabitants	1,714.5	1,877.9	2,193.0
Others	520.3	813.8	1,165.5

Total	3,624.8	4,197.0	5,259.6

Our prepayments and other receivables increased from approximately RMB3,624.8 million as of December 31, 2011 to RMB4,197.0 million as of December 31, 2012, primarily due to tax expenses of approximately RMB178 million payable by our subsidiaries and a resettlement compensation of RMB59 million payable by the previous owner of Wenyu Coal Mine. Our prepayments and other receivables increased from approximately RMB4,197.0 million as of December 31, 2012 to RMB5,259.6 million as of December 31, 2013, primarily due to the increase of RMB848.6 million in advances to trade coal suppliers paid by our subsidiary Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd., which was consolidated into our financial statements in 2013.

As of December 31, 2011, 2012 and 2013, we had impairment losses of approximately RMB17.2 million, RMB25.3 million and RMB18.3 million, respectively, on our prepayments and other receivables. We did not write off any impairment losses on our prepayments and other receivables in 2011 and 2012. We wrote off prepayments and other receivables of approximately RMB481,000 in 2013.

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

Bills and Accounts Payables

Our bills and accounts payable are primarily related to purchases from our suppliers and payables to export agents. The following table sets forth our bills and accounts payables as of the dates indicated:

	As of December 31,
	2011	2012	2013
	(RMB in millions)
Accounts payable	2,003.6	2,906.6	2,400.3
Bills payable	237.2	3,905.1	316.4

Total	2,240.8	6,811.8	2,716.7

Our bills and accounts payable increased from approximately RMB2,240.8 million as of December 31, 2011 to RMB6,811.8 million as of December 31, 2012, primarily due to an increase in bills payable related to a capital return of approximately RMB3,836.6 million to former Gloucester shareholders. Our bills and accounts payable decreased from approximately RMB6,811.8 million as of December 31, 2012 to RMB2,716.7 million as of December 31, 2013, primarily due to the capital return to former Gloucester shareholders we recorded in 2012.

The following table sets forth an aging analysis of our bills and accounts payables based on the applicable invoice dates as of the dates indicated:

	As of December 31,
	2011	2012	2013
	(RMB in millions)
1 - 90 days	1,790.7	6,384.2	2,351.8
91 - 180 days	257.4	224.5	92.9
181 - 365 days	60.9	68.6	128.7
Over 1 year	131.8	134.4	143.1

Total	2,240.8	6,811.8	2,716.7

The average credit period for accounts payable and bills payable is 90 days. We have financial risk management policies in place to ensure that all payables are settled within the applicable credit timeframe.

Other Payables and Accrued Expenses

The following table sets forth our other payables and accrued expenses as of the dates indicated:

	As of December 31,
	2011	2012	2013
	(RMB in millions)
Customers’ deposit	1,523.6	1,368.7	852.2
Accrued wages	1,047.1	1,084.2	1,054.5
Other taxes payable	431.7	204.1	280.1
Payables in respect of purchases of property, plant and equipment and construction materials	2,733.7	3,662.8	1,268.4
Accrued freight charges	3.9	9.4	2.3
Accrued repairs and maintenance	35.0	51.2	19.2
Staff welfare payable	94.1	187.6	242.7
Withholding tax payable	0.6	7.3	0.7
Deposits received from employees	12.8	24.7	14.0
Coal price adjustment fund	47.1	52.0	—
Accrued land subsidence, restoration, rehabilitation and environmental costs	0.5	1.4	56.8
Payable on compensation fee of mining rights	552.7	—	—
Interest payable	243.4	395.8	540.9
Payable on acquisition of Haosheng’s equity	—	—	2,519.3
Others	618.5	1,964.5	1,534.0

Total	7,344.8	9,013.8	8,385.1

Our other payables and accrued expenses increased from approximately RMB7,344.8 million as of December 31, 2011 to RMB9,013.8 million as of December 31, 2012, primarily due to an resources compensation disbursement of RMB443 million payable to Yankuang Group and a deferred income liability of RMB298 million as the result of the merger with Gloucester. Our other payables and accrued expenses decreased from approximately RMB9,013.8 million as of December 31, 2012 to RMB8,385.1 million as of December 31, 2013, primarily due to our settlements with suppliers for purchases of property, plant and equipment and construction materials before December 31, 2013.

Working Capital and Liabilities

We have historically maintained sufficient working capital for our operations. Our principal source of cash in 2013 was cash generated from operating activities, offering of RMB denominated short term notes and non-public issuance of financing instruments and bank borrowings.

As of December 31, 2013, we recorded net current assets of approximately RMB2,708.4 million. Our current assets increased by RMB1,690.9 million, from RMB29,833.5 million as of December 31, 2012 to RMB31,524.4 million as of December 31, 2013, primarily as a result of an increase in bills and accounts receivable of approximately RMB1,559.9 million, an increase in term deposits of approximately RMB1,254.2 million and an increase in prepayments and other receivables of approximately RMB1,062.6 million. The increase was partially offset by a decrease in bank balances and cash of approximately RMB1,794.8 million. Our current liabilities increased by RMB193.3 million, from approximately RMB28,622.7 million as of December 31, 2012 to RMB28,816.0 million as of December 31, 2013, primarily due to an increase in borrowings due within one year of approximately RMB3,562.5 million and a contingent value rights share liabilities of approximately RMB1.408.7 million, which was partially offset by a decrease in bills and accounts payable of approximately RMB4,095.1 million.

As of December 31, 2012 and 2013, we had cash and cash equivalents of approximately RMB12,717.4 million and RMB10,922.6 million, respectively. Our cash and cash equivalents primarily consist of cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions.

As of December 31, 2012 and 2013, we had outstanding bank borrowings of approximately RMB40,996.4 million and RMB55,375.1 million, respectively. The following table sets forth the maturity profile of our bank borrowings as of the dates indicated:

	As of December 31,
	2012	2013
	(RMB in millions)
Less than one year	7,712.6	11,275.0
One to three years	2,079.9	13,254.4
Three to five years	7,593.1	6,277.3
More than five years	23,610.8	24,568.3

Total	40,966.4	55,375.0

As of December 31, 2013, the interest rates relating to our bank borrowings ranged from 1.00% to 7.18% per annum. The interest rates for these bank borrowings are variable rates that are subject to adjustment based on the interest rate set by the PBOC or LIBOR. As of December 31, 2013, all of our bank loans carry variable interest rates. As of the date of this annual report, our bank borrowings were denominated in Renminbi, U.S. dollars, Australian dollars and Euro. As of December 31, 2013, our total bank loans denominated in Renminbi amounted to approximately RMB20.1 billion, our total bank loans denominated in U.S. dollars amounted to approximately US$5.6 billion, our total bank loans denominated in Australian dollars amounted to approximately A$49.3 million and our total bank loans denominated in Euro amounted to approximately €0.1 billion. See Note 35 of the consolidated financial statements for more information on our borrowings. The interest expenses and exchange rate fluctuations associated with our bank borrowings may impair our future profitability.

We have, and in the future may continue to have, substantial debt. As of December 31, 2013, our long-term debt to equity ratio was 100.3%. The interest expenses associated with these debts may impair our future profitability. We may issue additional long term debts to finance short term cash flow requirements as necessary.

Capital Expenditures

Our principal capital expenditures, incurred for the purchase and construction of property, plant and equipment, increased by RMB2,520.6 million, or 38.1%, from approximately RMB6,623.6 million in 2012 to approximately RMB8,129.2 million in 2013. The increase was primarily due to an increased in the capital expenditure of the Company, Ordos Neng Hua and Haosheng Company of approximately RMB794.4 million, RMB1,092.3 million and RMB765.5 million, respectively, which was partially offset by a decrease in the capital expenditure of Yancoal Australia of approximately RMB818.3 million.

Our estimated capital expenditures for 2014 are in the amount of RMB9,414.2 million. We plan to finance our capital commitments primarily through a combination of funds generated from operations, bank borrowings and the proceeds of the offerings of corporate bonds. The following table sets forth our estimated capital expenditures for 2014 and actual capital expenditures we incurred in 2013.

Companies	Estimated capital expenditure for 2014	Capital expenditure incurred in 2013
	(RMB in millions)
The Company	2,170.0	2,149.8
Shanxi Nenghua	123.7	49.9
Yulin Nenghua	93.7	25.9
Heze Nenghua	862.4	1,123.0
Huaju Energy	93.9	39.2
Ordos Neng Hua	2,863.2	3,118.4
Haosheng Company	729.6	765.5
Yancoal Australia	2,183.0	1,343.1
Yancoal International (Holding)	294.7	529.4

Total	9,414.2	9,144.2

C.	Research and Development, Patents and Licenses, Etc.

One of our core strategies is to maintain our competitiveness and increase the efficiency of our mining operations through technology and innovation. In line with our development strategy with a focus on technology innovation, we have established a multilayer system for integrating new technology into our operations consisting of various entities, including a technology committee, a professional committee, a technology center, as well as relationships with external institutions or organizations with specialized technology development capacities. We have accumulated extensive experience and expertise in coal mining and coal processing procedures, particularly with respect to the underground raw coal mining technology. For example, our independently developed longwall top caving mining method has been adopted by various international coal mining enterprises such as DBT and has been awarded the State Scientific and Technological Progress Award (Second Class) by the National Office for Science and Technology Awards of the PRC in 2009. In 2013, we completed 70 technology improvement projects, among which, 22 projects have reached an international advanced level. In addition, we obtained 71 patents and received 18 technological awards in 2013, which have enhanced our coal mining and related business operations. Our expenditures for research and development were RMB119.2 million, RMB301.6 million and RMB277.2 million in 2011, 2012 and 2013, respectively, accounting for 0.2%, 0.5% and 0.5%, respectively, of our total sales income for the same periods.

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

•

patented our advanced technology for longwall top caving mining in the PRC, Australia and South Africa. We believe the use of our longwall caving extraction technology reduces the per-tonne production cost of our operations and improves the production efficiency;

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

Outlook for the Coal Market

The global economic recovery is expected to be modest in 2014. China will continue to restructure its economy and transform its economic growth mode. The international energy consumption structure is expected to change. We expect the demand and supply of coal in both the international and domestic coal markets to be relatively balanced. As a result, we expect the coal price will fluctuate slightly. We intend to sell approximately 105 million tonnes of coal in 2014.

Outlook for the PRC Methanol Market

In 2014, we expect that supply will continue to exceed demand in the domestic methanol market. The demand for methanol remains weak due to governmental control policies with respect to environmental protection and elimination of backward production capacity of certain high energy-consumption industries as well as the excess capacity in methanol industry.

E.	Off-balance Sheet Arrangements

As of December 31, 2013, other than the capital expenditure commitments and contractual obligations disclosed in this annual report, we did not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2013:

	Payments Due by Period
	Total	Less than one Year	One to three years	Three to five years	More than five years
	(RMB in millions)
Contractual Obligations
Unsecured bank borrowings	17,103.7	4,604.6	11,255.0	1,234.1	10.0
Secured bank borrowings	19,150.3	629.7	1,892.9	—	16,627.7
Finance leases	1,800.0	—	—	1,200.0	600.0
Guaranteed notes	267.5	42.9	106.5	106.5	11.6
Loans pledged by machineries	17,053.6	5,997.9	—	3,736.7	7,319.0
Capital commitments for the acquisition of assets	2,414.5	2,414.5	—	—	—
Mining right compensation fee	1,625.1	436.2	792.6	396.3	—
Amounts due to Controlling Shareholder and its subsidiaries	44.8	44.8	—	—	—

Total	59,459.4	14,170.5	14,047.0	6,673.6	24,568.3

The following table sets forth our consolidated interest-bearing borrowings as of December 31, 2012 and 2013:

	As of December 31,
	2012	2013
	(RMB in millions)
Secured bank borrowings	18,625.7	19,150.3
Unsecured bank borrowings	8,900.1	17,103.7

Total	27,529.9	36,254.0

Secured Bank Borrowings

As of December 31, 2013, we had secured bank loans outstanding of approximately RMB19,150.3 million (approximately US$3,163.5 million), which primarily consisted of secured bank borrowings obtained for financing the acquisition of Felix in 2009. The borrowings are guaranteed by the Company and counter-guaranteed by our Controlling Shareholder. The borrowings are secured by a portion of our term deposits. As of December 31, 2013, we had term deposits of approximately RMB104,948 million that secured bank borrowings.

Borrowings of RMB5,825.8 million (US$962.4 million) carried interest at three-month LIBOR plus a margin of 0.75% (approximately 0.99%) and borrowings of RMB303.4 million (US$50.1 million) carried interest at three-month LIBOR plus a margin of 0.8% (approximately 1.04%). The borrowings of approximately RMB11,101.2 million (approximately US$1,833.8 million) carried interest at three-month LIBOR plus 2.8% (approximately 3.04%). Other borrowings incurred in connection with our acquisition of Gloucester, amounting to approximately RMB90.9 million, (approximately US$15.0 million) carried interest at 5.68%. We have obtained waiver from the bank in Australia to waive certain debt conventant requirements prior to December 31, 2013. For more information on our secured borrowings, please see Note 35 to the consolidated financial statements.

Unsecured Bank Borrowings

We had unsecured bank borrowings of RMB17,103.7 million as of December 31, 2013, including a loan in the amount of RMB4.6 billion (US$755.0 million), carrying interest at three-month LIBOR plus a margin of 1.8% to 3.5% per annum, obtained by Yancoal International to replace the other loans for the acquisition of potash exploration permits in Canada and a loan in the amount of RMB88 million (US$14.5 million), carrying interest at 6.55% per annum, obtained by Shanxi Heshun Tianchi Energy Company Limited for the acquisition of Tianchi Coal Mine. For more information about our unsecured borrowings, please see Note 35 to the consolidated financial statements to this annual report.

The Offering of RMB Denominated Short Term Notes and Non-public Issuance of Financing Instruments

See “Item 4. Information on the Company – A. History and Development of our Company – The Offering of RMB Denominated Short term notes and Non-public Issuance of Financing Instruments.”

Amounts due to Controlling Shareholder and its Subsidiaries

The amounts due to the Controlling Shareholder and its subsidiary companies do not bear any interest and are unsecured. The following table sets forth the amounts due to the Controlling Shareholder and its subsidiary companies as of December 31, 2012 and 2013.

	As of December 31,
	2012	2013
	(RMB’000)
Term for Repayment
Within one year	1,767,998	44,737
More than one year, but not exceeding two years	—	—

Total due	1,767,998	44,737
Less: amounts due within one year	(1,767,998)	(44,737)
Amounts will due over one year	—	—

As of December 31, 2013, neither the Controlling Shareholder nor its subsidiaries had used our funds for non-operational matters.

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

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The determination of value in use requires us to estimate the future cash flows expected to arise from the cash generating unit and a suitable discount rate in order to calculate the present value. As of December 31, 2013, the carrying amount of goodwill was approximately RMB2,460.6 million. During the year ended December 31, 2013, no impairment loss on goodwill was recognized by the Group. Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the raw materials price inflation during the budget period. Expected cash inflows/outflows have been determined based on past performance and management’s market development expectations.

Estimated impairment of property, plant and equipment

When there are indications of impairment, we take into consideration the estimate of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. When actual future cash flows are less than expected, a material impairment loss may arise. In estimating future cash flows, management takes into account recent production and technical advancements. As price and cost levels change from year to year, the estimate of future cash flows also changes. Notwithstanding that management has considered all the available information in making their impairment assessment, inherent uncertainty exists as to the conditions of mines and the environment, and actual write-offs may be higher than the estimated amounts. As of December 31, 2013, the carrying amount of property, plant and equipment was approximately RMB41,896.5 million. During the year ended December 31, 2013, no property, plant and equipment was written off as expenses. We did not recognize any impairment loss on property, plant and equipment during the year ended December 31, 2013.

Most of the coal sales by Premier and Wesfarmers Char are governed by a contract signed with an independent power station. The remaining coal sales are to independent third parties which are sold at market prices. The contract with the power station was a required condition in order for the government to grant the mining rights to Premier and Wesfarmers Char. The sales price under the contract is below market price and Premier and Wesfarmers Char are unable to negotiate to revise the terms of the existing contract, including the sale price of coal. Given the current market price of coal and rising costs, the Company also expected that the power station may purchase more coal from Premier and Wesfarmers Char, which will drive down the Company’s overall average sales prices. In 2012, a combined assessment of Premier and Wesfarmers Char, being a cash-generating unit, was performed, and hence in 2012, the Company recorded impairment on intangible assets (mining reserves and mining resources) of RMB417,214,000, property, plant and equipment (mining structures) of RMB226,925,000 and goodwill of RMB17,625,000 as selling, general and administrative expenses in its statement of comprehensive income as set out in Note 9 to the financial statements. The Company used the value-in-use method to assess the impairment and the key assumptions included the future market price of the coal, sales volume, and mining costs. The changes in these key assumptions that were applied in the impairment analysis were a decrease of the average coal price from AUD76 per tonne to AUD24 per tonne, a decrease in total sales volume from 141 million tonne to 58 million tonne, an increase in average nominal operating cost from AUD48 per tonne to AUD62 per tonne and an increase in capital expenditure from AUD460 million to AUD584 million. During the year, no provision for impairment losses were made for Premier and Wesfarmers Char by the Group.

In the process of applying our accounting policies, management has made the following accounting judgments:

Acquisitions

During the year, we acquired several subsidiaries or business as set out in Notes 43 to the consolidated financial statements included in this annual report. We determined whether acquisitions were to be accounted for as an acquisition of business or an acquisition of assets based on factors including (i) whether the acquiree has relevant input, process or output and (ii) whether the acquiree has planned principal activities or is pursuing a plan to produce output and has access to a customer base.

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

Recent Changes in Accounting Pronouncements

In the current year, we have applied, for the first time, a number of new standards and interpretations, amended and revised standards and interpretations (“new IFRSs”) issued by the IASB and the International Financial Reporting Interpretations Committee (the “IFRIC”) of the IASB which are effective for our fiscal year beginning January 1, 2012:

IFRSs (Amendments)	Annual Improvements to IFRSs 2009-2011 Cycle
IFRS 7 (Amendments)	Disclosures – Offsetting Financial Assets and Financial Liabilities
IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Arrangements
IFRS 12	Disclosure of Interests in Other Entities
IFRS 10, IFRS 11 and IFRS 12 (Amendments)	Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance
IFRS 13	Fair Value Measurement
IAS 1 (Amendments)	Presentation of Items of Other Comprehensive Income
IAS 19 (Revised)	Employee Benefits
IAS 28 (Revised)	Investments in Associates and Joint Ventures
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine

Except as described above, the accounting policies adopted for the current year are consistent with those adopted for the Group’s financial statements for the year ended December 31, 2012.

Except as described below, the application of the above new or revised IFRSs for the current year had no material impact on the amounts reported and/or disclosures set out in the consolidated financial statements for the year.

•	IFRS 11 Joint Arrangements

IFRS 11 introduces new accounting requirements for joint arrangements, replacing IAS 31-Interests in Joint Ventures. The option to apply the proportional consolidation method when accounting for jointly controlled entities is removed. Additionally, IFRS 11 eliminates jointly controlled assets to now only differentiate between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets.

After the review and assessment made by the directors of the Company, the directors concluded that the Group’s investment which was classified as jointly controlled entities under IAS 31 should be classified as joint ventures under IFRS 11 and will continue to apply the equity method.

•	IFRS 13 Fair Value Measurement

IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for certain exemptions. IFRS 13 requires the disclosures of fair values through a “fair value hierarchy”. The hierarchy categorizes the inputs used in valuation techniques into three levels. The hierarchy gives the highest priority to (unadjusted) quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure fair value are categorized into different levels of the fair value hierarchy, the fair value measurement is categorized in its entirety in the level of the lowest level input that is significant to the entire measurement.

For disclosure relating the fair value, please refer to note 42.

•	IAS 1 (Amendments) Presentation of Items of Other Comprehensive Income

The amendments to IAS 1 require additional disclosures to be made in the other comprehensive section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis — the amendments do not change the existing option to present items of other comprehensive income either before tax or net of tax. The amendments have been applied retrospectively, and hence the presentation of items of other comprehensive income has been modified to reflect the changes.

•	IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine applies to waste removal costs incurred during the production phase of a surface mine (“production stripping costs”). Under the Interpretation, the costs from this waste removal activity (“stripping”) which provide improved access to ore are recognized as a non-current asset (“stripping activity asset”) when certain criteria are met, whereas the costs of stripping activities where the benefit is realised in the form of inventory produced are accounted for in accordance with IAS 2 Inventories. The stripping activity asset is accounted for as an addition to, or as an enhancement of, an existing asset and classified as tangible or intangible according to the nature of the existing asset of which it forms part. When the costs of the stripping activity asset and the inventory produced are not separately identifiable, production stripping costs are allocated between the inventory produced and the stripping activity asset by using an allocation basis that is based on a relevant production measure.

Prior to the effective of IFRIC 20, stripping costs of the Group and its joint ventures which comprises the accumulation of expenses incurred to enable access to the coal seams, and includes direct removal costs, machinery and plant running costs are deferred then charged to the consolidated income statement in subsequent periods on the basis of run-of-mine (“ROM”) coal tonnes mined. This is calculated by multiplying the ROM coal tonnes mined during the year by the weighted average cost to remove a bank cubic metre (“BCM”) of waste by the stripping ratio (ratio of waste removed in BCMs to ROM coal tonnes mined). The stripping ratio of the Company’s Australian subsidiaries is based on the JORC reserves of each mine.

The requirements in IFRIC 20 differs from the Group and its joint ventures’ previous policies in that only waste stripping costs which provide improved access to ore can be capitalized when certain criteria are met, and the capitalization and amortization of waste stripping costs is undertaken at the level of individual deposits or components thereof rather than on a whole-for-mine basis. In addition, specific transitional rules are provided to deal with any opening deferred stripping balances recognised under the previous accounting policies.

As a result of the adoption of the IFRIC 20, any previously recognised asset that resulted from stripping activity undertaken during the production phase (predecessor stripping asset) is reclassified as part of the existing asset to which the stripping activity related, to the extent that there remains an identifiable component of the orebody with which the predecessor stripping asset can be associated. Such balances are then amortised over the remaining expected useful life of the identified component of the orebody to which each predecessor stripping asset balance relates. If there is no identifiable component of the orebody to which the predecessor asset relates, it has been written off through opening retained earnings at the beginning of the earliest period presented. IFRIC 20 has been applied by Group and its joint ventures prospectively to production stripping costs incurred on or after the beginning of the earliest period presented.

•	IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine — continued

The effects of the application of IFRIC 20 on the consolidated balance sheet at January 1, 2012 and December 31, 2012 are as follows:

	Assets		Liabilities	Equity
	Overburden in advance	Interests in joint ventures	Deferred tax liabilities	Reserves	Non-controlling interests
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At January 1, 2012 as previously reported	261,441	19,453	(3,895,304)	(37,716,090)	(690,560)
Adjustment of IFRIC 20	(261,441)	—	78,431	183,010	—

At January 1, 2012 as restated	—	19,453	(3,816,873)	(37,533,080)	(690,560)

At December 31, 2012 as previously reported	448,889	1,086,985	(7,730,127)	(40,907,956)	(3,264,842)
Adjustment of IFRIC 20	(448,889)	(88,358)	166,179	296,322	74,746

At December 31, 2012 as restated	—	998,627	(7,563,948)	(40,611,634)	(3,190,096)

IFRIC 20 had no material impact on the consolidated balance sheet as at January 1, 2011.

The effects of IFRIC 20 on the consolidated income statement for the year ended December 31, 2012 and for the year ended December 31, 2011 are as follows:

	Increase in cost of sales and service provided	Increase in share of loss of joint ventures	Decrease in income taxes	Decrease in profit for the year	Decrease in earnings per share, basic	Decrease in earnings per ADS, basic
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

For the year ended December 31, 2011	261,441	—	(78,431)	183,010	0.04	0.37
For the year ended December 31, 2012	187,448	88,358	(87,748)	188,058	0.03	0.31

The Group has not early applied the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

Amendments to IFRSs	Annual Improvements to IFRSs 2010-2012 Cycle[2]
Amendments to IFRSs	Annual Improvements to IFRSs 2011-2013 Cycle[2]
IFRS 9	Financial Instruments[3]
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures[3]
Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities[1]
Amendments to IAS 19	Defined Benefit Plans: Employee Contributions[2]
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities[1]
Amendments to IAS 36	Recoverable Amount Disclosures for Non-Financial Assets[1]
Amendments to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting[1]
IFRIC - Int 21	Levies[1]

[1]	Effective for annual periods beginning on or after January 1, 2014, with earlier application permitted.
[2]	Effective for annual periods beginning on or after July 1, 2014, except as disclosed below. Early application is permitted.
[3]	Available for application - the mandatory effective date will be determined when the outstanding phases of IFRS 9 are finalised.

Annual Improvements to IFRSs 2010-2012 Cycle

The Annual Improvements to IFRSs 2010-2012 Cycle include a number of amendments to various IFRSs, which are summarised below.

The amendments to IFRS 2 (i) change the definitions of ‘vesting condition’ and ‘market condition’; and (ii) add definitions for ‘performance condition’ and ‘service condition’ which were previously included within the definition of ‘vesting condition’. The amendments to IFRS 2 are effective for share-based payment transactions for which the grant date is on or after July 1, 2014.

The amendments to IFRS 3 clarify that contingent consideration that is classified as an asset or a liability should be measured at fair value at each reporting date, irrespective of whether the contingent consideration is a financial instrument within the scope of IFRS 9 or IAS 39 or a non-financial asset or liability. Changes in fair value (other than measurement period adjustments) should be recognised in profit and loss. The amendments to IFRS 3 are effective for business combinations for which the acquisition date is on or after July 1, 2014.

The amendments to IFRS 8 (i) require an entity to disclose the judgements made by management in applying the aggregation criteria to operating segments, including a description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have ‘similar economic characteristics’; and (ii) clarify that a reconciliation of the total of the reportable segments’ assets to the entity’s assets should only be provided if the segment assets are regularly provided to the chief operating decision-maker.

The amendments to the basis for conclusions of IFRS 13 clarify that the issue of IFRS 13 and consequential amendments to IAS 39 and IFRS 9 did not remove the ability to measure short-term receivables and payables with no stated interest rate at their invoice amounts without discounting, if the effect of discounting is immaterial.

The amendments to IAS 16 and IAS 38 remove perceived inconsistencies in the accounting for accumulated depreciation/amortisation when an item of property, plant and equipment or an intangible asset is revalued. The amended standards clarify that the gross carrying amount is adjusted in a manner consistent with the revaluation of the carrying amount of the asset and that accumulated depreciation/amortisation is the difference between the gross carrying amount and the carrying amount after taking into account accumulated impairment losses.

The amendments to IAS 24 clarify that a management entity providing key management personnel services to a reporting entity is a related party of the reporting entity. Consequently, the reporting entity should disclose as related party transactions the amounts incurred for the service paid or payable to the management entity for the provision of key management personnel services. However, disclosure of the components of such compensation is not required.

The directors do not anticipate that the application of the amendments included in the Annual Improvements to IFRSs 2010-2012 Cycle will have a material effect on the Group’s consolidated financial statements.

Annual Improvements to IFRSs 2011-2013 Cycle

The Annual Improvements to IFRSs 2011-2013 Cycle include a number of amendments to various IFRSs, which are summarised below.

The amendments to IFRS 3 clarify that the standard does not apply to the accounting for the formation of all types of joint arrangement in the financial statements of the joint arrangement itself.

The amendments to IFRS 13 clarify that the scope of the portfolio exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis includes all contracts that are within the scope of, and accounted for in accordance with, IAS 39 or IFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities within IAS 32. The amendments to IAS 40 clarify that IAS 40 and IFRS 3 are not mutually exclusive and application of both standards may be required. Consequently, an entity acquiring investment property must determine whether:

(a)	the property meets the definition of investment property in terms of IAS 40; and

(b)	the transaction meets the definition of a business combination under IFRS 3.

The directors do not anticipate that the application of the amendments included in the Annual Improvements to IFRSs 2011-2013 Cycle will have a material effect on the Group’s consolidated financial statements.

IFRS 9 Financial Instruments

IFRS 9 issued in 2009 introduces new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in 2010 to include the requirements for the classification and measurement of financial liabilities and for derecognition, and further amended in 2013 to include the new requirements for hedge accounting.

Key requirements of IFRS 9 are described as follows:

•

All recognised financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are subsequently measured at amortised cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortised cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent reporting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognised in profit or loss.

•

With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value of financial liabilities attributable to changes in the financial liabilities’ credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss was presented in profit or loss.

The new general hedge accounting requirements retain the three types of hedge accounting. However, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an ‘economic relationship’. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity’s risk management activities have also been introduced.

The directors anticipate that the adoption of IFRS 9 in the future may have a material impact on the amounts reported in respect of the Group’s financial assets and financial liabilities (e.g. the Group’s investments in equity securities that are currently classified as available-for-sale investments may have to be measured at fair value at the end of subsequent reporting periods, with changes in the fair value being recognised in other comprehensive income. Regarding the Group’s financial assets, it is not practicable to provide a reasonable estimate of that effect until a detailed review has been completed.

Amendments to IFRS 10, IFRS 12 and IAS 27 Investment Entities

The amendments to IFRS 10 define an investment entity and require a reporting entity that meets the definition of an investment entity not to consolidate its subsidiaries but instead to measure its subsidiaries at fair value through profit or loss in its financial statements.

To qualify as an investment entity, a reporting entity is required to:

•	obtain funds from one or more investors for the purpose of providing them with professional investment management services;

•	commit to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both; and

•	measure and evaluate performance of substantially all of its investments on a fair value basis.

Consequential amendments have been made to IFRS 12 and IAS 27 to introduce new disclosure requirements for investment entities.

The directors of the Company do not anticipate that the investment entities amendments will have any effect on the Group’s consolidated financial statements as the Company is not an investment entity.

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

The amendments to IAS 19 clarify how an entity should account for contributions made by employees or third parties to defined benefit plans, based on whether those contributions are dependent on the number of years of service provided by the employee.

For contributions that are independent of the number of years of service, the entity may either recognise the contributions as a reduction in the service cost in the period in which the related service is rendered, or to attribute them to the employees’ periods of service using the projected unit credit method; whereas for contributions that are dependent on the number of years of service, the entity is required to attribute them to the employees’ periods of service.

The directors of the Company do not anticipate that the application of these amendments to IAS 19 will have a material impact on the Group’s consolidated financial statements as the Group does not have any defined benefit plans.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities

The amendments to IAS 32 clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realisation and settlement’.

The directors of the Company do not anticipate that the application of these amendments to IAS 32 will have a material impact on the Group’s consolidated financial statements as the Group does not have any financial assets and financial liabilities that qualify for offset.

Amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets

The amendments to IAS 36 remove the requirement to disclose the recoverable amount of a cash generating unit (CGU) to which goodwill or other intangible assets with indefinite useful lives had been allocated when there has been no impairment or reversal of impairment of the related CGU. Furthermore, the amendments introduce additional disclosure requirements regarding the fair value hierarchy, key assumptions and valuation techniques used when the recoverable amount of an asset or CGU was determined based on its fair value less costs of disposal.

The directors of the Company do not anticipate that the application of these amendments to IAS 36 will have a material impact on the Group’s consolidated financial statements.

Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting

The amendments to IAS 39 provide relief from the requirement to discontinue hedge accounting when a derivative hedging instrument is novated under certain circumstances. The amendments also clarify that any change to the fair value of the derivative hedging instrument arising from the novation should be included in the assessment of hedge effectiveness.

The directors of the Company do not anticipate that the application of these amendments to IAS 39 will have material effect on the Group’s consolidated financial statements as the Group does not have any derivatives that are subject to novation.

IFRIC – Int 21 Levies

IFRIC – Int 21 Levies addresses the issue of when to recognise a liability to pay a levy. The Interpretation defines a levy, and specifies that the obligating event that gives rise to the liability is the activity that triggers the payment of the levy, as identified by legislation. The Interpretation provides guidance on how different levy arrangements should be accounted for, in particular, it clarifies that neither economic compulsion nor the going concern basis of financial statements preparation implies that an entity has a present obligation to pay a levy that will be triggered by operating in a future period.

The directors of the Company anticipate that the application of IFRIC — Int 21 will not have any material impact on the Group’s consolidated financial statements as the Group does not have any levy arrangements.

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

The following table sets forth information on our directors, supervisors and executive officers:

Name	Age	Position at the Company	Date Term of Office Expires[1]
Directors

LI Xiyong	50	Chairman of the Board of Directors	May 2014
ZHANG Xinwen	49	Vice Chairman of the Board of Directors	May 2014
ZHANG Yingmin	60	Director	May 2014
SHI Xuerang	59	Director	May 2014
WU Yuxiang	52	Director and Chief Finance Officer	May 2014
ZHANG Baocai	46	Director, Deputy General Manager and Secretary of the Board of Directors	May 2014
DONG Yunqing	58	Employee Director	May 2014

Independent Non-executive Directors
WANG Xianzheng	67	Independent Non-executive Director	May 2014
CHENG Faguang	71	Independent Non-executive Director	May 2014
WANG Xiaojun	59	Independent Non-executive Director	May 2014
XUE Youzhi	49	Independent Non-executive Director	May 2014

Supervisors
ZHANG Shengdong	57	Supervisor	May 2014
ZHEN Ailan	50	Supervisor	May 2014
WEI Huanmin	57	Employee Supervisor	May 2014
XU Bentai	55	Employee Supervisor	May 2014

Other Management Team
YIN Mingde	51	General Manager	May 2014
SHI Chengzhong	51	Deputy General Manager	May 2014
LIU Chun	52	Deputy General Manager	May 2014
DING Guangmu	53	Deputy General Manager	May 2014
WANG Fuqi	49	Chief Engineer	May 2014

(1)	The expiration of the term of office is generally the date of the shareholders’ meeting when a new session of the Board will be elected. Executives who retire in the interim are replaced at the next Board meeting.

Executive Directors

LI Xiyong, a research fellow in applied engineering technology with an EMBA degree, is the chairman of the Company and a director, general manager and deputy secretary of the party committee of Yankuang Group. Mr. Li commenced his career in the year of 1981. He was appointed as the head of Huafeng Coal Mine of Xinwen Mining Group Co., Ltd. (“Xinwen Group”) in May 2001. In June 2006, he was appointed as the deputy general manager of Xinwen Group. In May 2010, he was appointed as the chairman and secretary of the party committee of Xinwen Group. In March 2011, he was appointed as the vice chairman of Shandong Energy Group Co., Ltd. and the chairman and secretary of the party committee of Xinwen Group. In July 2013, he was appointed as the director, general manager and deputy secretary of the party committee of Yankuang Group. In September 2013, he was appointed as the chairman of the Company. Mr. Li graduated from Shandong University of Science and Technology and Nankai University.

ZHANG Xinwen, a senior economist with a master’s degree, is the vice chairman of the Company and the chairman and secretary of the party committee of Yankuang Group. Mr. Zhang commenced his career in July 1988. He was appointed as the deputy secretary and the head of Jiyang County in February 2001. In September 2006, he was appointed as the secretary of Jiyang County. He was appointed as the director and party committee secretary of Jinan High-tech Industry Development Zone Management Committee, and the director of International Innovation Park of National Information and Communication Management Committee in February 2012. In July 2013, Mr. Zhang joined Yankuang Group and was appointed as the chairman and secretary of the party committee of Yankuang Group. In September 2013, he was appointed as the vice chairman of the Company. Mr. Zhang graduated from Shandong University.

ZHANG Yingmin, a researcher in applied engineering techniques with an EMBA degree, is a Director of the Yankuang Group. Mr. Zhang joined the Company’s predecessor in 1971, appointed as the Director of the Division of Production Technology of the Yankuang Group in 1996 and became the head of Baodian Coal Mine in 2000. He was also appointed Deputy General Manager of the Yankuang Group in 2003 and the Chief of the Safety Supervision Bureau of the Company from 2004 to 2007. Mr. Zhang was appointed as the General Manager of the Company in 2011. He is a graduate of Nankai University.

SHI Xuerang, a senior engineer with an EMBA degree, is a Director of our Board of Directors and Deputy General Manager of the Yankuang Group. From 2001 to 2003, Mr. Shi acted as the Deputy General Manager of the Xinwen Group. He joined the Yankuang Group as a Deputy General Manager in 2003 and was appointed a Director of the Company in 2005. Mr. Shi became the deputy secretary of the party committee of Yankuang Group in January 2014. He is a graduate of Nankai University.

WU Yuxiang, a senior accountant with a master’s degree in accounting, has served as a Director and the Chief Financial Officer of the Company since 2002. Mr. Wu joined the Company’s predecessor in 1981 and was appointed as the Company’s Manager of the Finance Department in 1997. Mr. Wu was appointed as a Director and the chief financial officer of the Company in 2002. He is a graduate of the Party School of Shandong Provincial Communist Committee.

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

DONG Yunqing, a professional-level senior administrative officer, has served as a Director of the Company. Mr. Dong joined the Company’s predecessor in 1981 and was the Vice Chairman of the labor union of Yankuang Group from 1996 to 2002. Mr. Dong was appointed as a Director and the Chairman of the labor union of the Company from 2002 to July 2013. Mr. Dong was appointed as a Director in 2002. He is a graduate of the Central Communist Party School Correspondence Institute.

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

WANG Xiaojun, a solicitor admitted in the PRC, Hong Kong and England and Wales, is a holder of a master’s degree in law and is a partner of Jun He Law Offices. He was admitted in the PRC, Hong Kong and England and Wales in 1988, 1995 and 1996, respectively. Mr. Wang has worked as a legal adviser in the HKSE and Richards Butler. He was an Independent Non-executive Director of the Company from 2002 to 2008. Mr. Wang is also an independent non-executive director of Northern International Cooperation Co., Ltd., China Aerospace International Holdings Limited, Livzon Pharmaceutical Group Co., Ltd and Oriental Patron Financial Investments Ltd. He is a graduate of the People’s University of China and the Graduate School of the Chinese Academy of Social Sciences.

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

Supervisors

ZHANG Shengdong, a senior accountant, has been a supervisor of the Company since 2002. He is also the Deputy General Manager of the Yankuang Group. Mr. Zhang joined the Company’s predecessor in 1981 and became the Head of the Finance Department of the Yankuang Group in 1999. He also became the Deputy Chief Accountant of the Yankuang Group, a supervisor of the Company, the Head of the Finance Company Preparatory Office of the Yankuang Group in 2002. Mr. Zhang was appointed as the Assistant to the General Manager of Yankuang Group in 2008. In January 2014, Mr. Zhang was appointed as the deputy general manager of Yankuang Group. He is a graduate of China University of Mining and Technology.

ZHEN Ailan, is a senior accountant, a senior auditor, a Supervisor of the Company and the deputy chief accountant and the head of the Audit and Risk Management Department of Yankuang Group. Ms. Zhen joined the Company’s predecessor in 1980. She became the deputy director of the Audit Division of Yankuang Group in 2002 and was appointed as the deputy director of the Audit Department of Yankuang Group in 2005. In 2012, Ms. Zhen became the head of the Audit Department of Yankuang Group. In March 2014, she was appointed as the deputy chief accountant and the head of the Audit and Risk Management Department of Yankuang Group. In 2008, Ms. Zhen became a Supervisor of the Company. Ms. Zhen graduated from Northeastern University of Finance and Economics.

WEI Huanmin, a professional-level senior administrative officer and an employee supervisor and the secretary of the Disciplinary Inspection Committee of the Company. Mr. Wei joined the Company’s predecessor in 1984. He was the deputy secretary of the Disciplinary Inspection Committee and the director of the Division of Inspection of the Company from 2002 to 2006. He was the secretary of the Disciplinary Inspection Committee of the Company from 2006 to March 2014. In 2008, Mr. Wei became an employee supervisor of the Company. Mr. Wei graduated from Central Communist Party School Correspondence Institute.

XU Bentai, a professional-level senior administrative officer with a master’s degree, is an employee supervisor of the Company. Mr. Xu joined the Company’s predecessor in 1978 and became the chairman of Jining III Coal Mines Labor Union in 1999. He was the deputy secretary of the party committee and the secretary of the Disciplinary Inspection Committee of Jining II Coal Mine from 2011 to January 2014. Mr. Xu became an employee supervisor of the Company in 2002. Mr. Xu graduated from the Party School of Shandong Provincial Communist Committee.

Other Executive Officers

YIN Mingde, a senior engineer, a senior administrative officer and a certified safety engineer with a master’s degree, is the general manager of the Company. Mr. Yin joined the Company’s predecessor in 1980 and became deputy manager of Beisu Coal Mine in 1997. In 2000, he was appointed as the deputy director of Marketing Department under Strategic Resource Development Department of Yankuang Group. In 2002, he was appointed as the general manager of Yankuang Group Shanxi Neng Hua Co., Ltd. In 2006, he was appointed as the general manager of Yanzhou Coal Shanxi Nenghua Co., Ltd. and the chairman and party committee secretary of Shanxi Tianhao Chemicals Co., Ltd. In 2011, he was appointed as the general manager and deputy secretary of party committee of Yanzhou Coal Ordos Neng Hua Co., Ltd. In 2012, he was appointed as the chairman, general manager and deputy secretary of party committee of Yanzhou Coal Ordos Neng Hua Co., Ltd. and the chairman of Inner Mongolia Haosheng Coal Mining Co., Ltd. In March 2014, he was appointed as the general manager of the Company. Mr. Yin graduated from East China Normal University.

SHI Chengzhong, a researcher in engineering technique application with an EMBA degree and a master’s degree in mining engineer, has served as a Deputy General Manager of the Company since 2002. Mr. Shi joined the Company’s predecessor in 1983 and became a Deputy Chief Engineer of the Yankuang Group in 2000 and a deputy general manager of the Company in 2002. He is a graduate of Northeastern University and Nankai University.

LIU Chun, a senior engineer with an EMBA degree, has served as a Deputy General Manager of the Company since 2011. Mr. Liu joined the Company’s predecessor in 1983 and served as Head of the Coal Sales and Transportation Department of the Company in 2002. Mr. Liu became a deputy general manager of the Company in 2011. He is graduated from Nankai University.

DING Guangmu, a senior economist with an EMBA degree, is a deputy general manager of the Company. Mr. Ding joined the Company’s predecessor in 1978 and became the director of Vehicle Management Division of Yankuang Group. In 1999, he was appointed as deputy director of Materials & Goods Supply Centre of the Company. In 2002, he was appointed as the director and deputy secretary of party committee of Materials & Goods Supply Centre of the Company. In 2013, he was appointed as the general manager assistant of the Company. In March 2014, he was appointed as the deputy general manager of the Company. Mr. Ding graduated from Shanghai Maritime University.

WANG Fuqi, a research fellow in applied engineering technology with an EMBA degree and master of engineering, is the chief engineer of the Company. Mr. Wang joined the Company’s predecessor in 1985. In 2000, he was appointed as the chief engineer of Production and Technology Division of Yankuang Group. In 2002, he was appointed as the director of Production and Technique Department. In 2003, he was appointed as the deputy chief engineer and director of Production and Technique Department of the Company. In March 2014, he was appointed as the chief engineer of the Company. Mr. Wang graduated from Northeastern University and Nankai University.

Appointment of Directors, Chairman and Vice Chairman of the Board

At the first extraordinary general meeting of 2013 of the Company and the seventeenth meeting of the fifth session of the Board held on September 9, 2013, Mr. LI Xiyong was elected as Director of the Company and Chairman of the fifth session of the Board and Mr. ZHANG Xinwen was elected as Director of the Company and Vice Chairman of the fifth session of the Board.

Resignation of Directors, Chairman and Vice Chairman of the Board

Mr. LI Weimin, the former Chairman of the Board and Director of the Company submitted his resignation report to the Board on July 22, 2013, effective immediately.

Mr. WANG Xin, the former Vice Chairman of the Board and Director of the Company submitted his resignation report the Board on July 22, 2013, effective immediately.

Appointment of Acting Chairman of the Supervisory Committee

Pursuant to the approval granted at the tenth meeting of the fifth session of the supervisory committee of the Company held on May 15, 2013, Mr. Zhang Shengdong was elected as the acting chairman of the fifth session of the supervisory committee of the Company to temporarily perform the duty of the chairman.

Resignation of Supervisors, Chairman and Deputy Chairman of the Supervisory Committee

Mr. SONG Guo, the former Chairman of the Supervisory Committee of the Company submitted his resignation report the Supervisory Committee on May 15, 2013, as a result of changes of work allocations, effective immediately.

Mr. ZHOU Shoucheng, the former Deputy Chairman of the Supervisory Committee of the Company submitted his resignation report the Supervisory Committee on May 15, 2013, as a result of reaching the age of retirement, effective immediately.

Appointment of Senior Management

As approved by the nineteenth meeting of the fifth session of the Board, Mr. YIN Mingde, Mr. DING Guangmu and Mr. WANG Fuqi were appointed as the general manager, the deputy general manager and the chief engineer, respectively, on March 6, 2014.

Retirement and Resignation of Senior Management

Reaching the age of retirement, Mr. ZHANG Yingmin, the former general manager of the Company resigned from his position as general manager on January 8, 2014.

Mr. HE Ye, Mr. LAI Cunliang and Mr. TIAN Fengze submitted their respective resignation report on March 6, 2014, effective immediately.

B.	Compensation

Three directors, LI Xiyong, ZHANG Xinwen and SHI Xuerang; two resigned directors, LI Weimin and WANG Xin; two supervisors, ZHANG Shengdong and ZHEN Ailan and two resigned supervisors, SONG Guo and ZHOU Shoucheng, receive salaries from our Controlling Shareholder, while the rest of our directors, supervisors and executive officers who are our employees receive compensation in the form of salaries, housing allowances and other allowances and benefits, including pension contributions. The aggregate amount of cash remuneration paid by us to directors, supervisors and executive officers for the years 2011, 2012 and 2013 was approximately RMB6.2 million, RMB7.4 million and RMB7.5 million (tax inclusive), respectively. We did not pay any discretionary bonus during the reporting period of this annual report to our directors, supervisors or executive officers. Details of each of the directors’, supervisors’ and senior management members’ salaries and benefits provided by our Company are as follows:

	For the Year Ended December 31, 2013
	Fees	Salaries, allowance and other benefits in kind	Retirement benefit plan contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Independent Non-Executive Directors
WANG Xianzheng	130	—	—	130
CHENG Faguang	130	—	—	130
WANG Xiaojun	130	—	—	130
XUE Youzhi	130	—	—	130

	520	—	—	520

Directors
LI Xiyong	—	—	—	—
ZHANG Xinwen	—	—	—	—
ZHANG Yingmin	—	512	100	612
SHI Xuerang	—	—	—	—
WU Yuxiang	—	468	91	559
ZHANG Baocai	—	469	92	561
DONG Yunqing	—	470	92	562

	—	1,919	375	2,294

Supervisors
ZHANG Shengdong	—	—	—	—
ZHEN Ailan	—	—	—	—
WEI Huanmin	—	470	92	562
XU Bentai	—	461	90	551

	—	931	182	1,113

Other Members of Management
YIN Mingde	—	698	137	835
SHI Chengzhong	—	481	94	575
LIU Chun	—	490	96	586
DING Guangmu	—	425	83	508
WANG Fuqi	—	360	70	430

	—	2454	480	2,934

Total	520	5,304	1,037	6,861

Details of each of the resigned directors’, supervisors’ and senior management members’ salaries and benefits provided by our Company are as follows:

	For the Year Ended December 31, 2013
	Fees	Salaries, allowance and other benefits in kind	Retirement benefit plan contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Directors
LI Weimin	—	—	—	—
WANG Xin	—	—	—	—

	—	—	—	—

Supervisors
SONG Guo	—	—	—	—
ZHANG Shengdong	—	—	—	—

	—	—	—	—

Other Members of Management
HE Ye	—	417	81	498
TIAN Fengze	—	486	95	581
LAI Cunliang	—	766	—	766
NI Xinhua		497	97	594

	—	2,166	273	2,439

Total	—	2,166	273	2,439

C.	Board Practices

Board of Directors

Directors are elected to serve three year terms. We have adopted cumulative voting for the election of a new Board of Directors.

Pursuant to our Articles of Association, the Board of Directors is accountable to shareholders in general meeting and exercises the following functions and powers:

(i)	convening shareholders’ meetings and reporting on the work of the Board of Directors at general meetings;

(ii)	implementing resolutions passed by the shareholders at general meetings;

(iii)	determining our business plans and investment proposals;

(iv)	formulating our annual preliminary and final budgets;

(v)	formulating our profit distribution and loss recovery proposals;

(vi)	formulating proposals for the increase or reduction of our registered capital and the issuance of our debentures or other forms of securities;

(vii)	drawing up plans for material acquisitions, repurchases of shares of the Company, mergers, divisions, dissolutions or changes of corporate structure;

(viii)	deciding our internal management structure;

(ix)	appointing or removing our general manager and secretary of the board and appointing or removing the deputy general manager(s) and other senior officers (including the financial controller(s) of the Company) based on the recommendations of the general manager, to decide on their remuneration and matters relating to awards and penalty;

(x)	formulating our basic management system;

(xi)	formulating proposals for any amendments of the Articles of Association;

(xii)	deciding on our business involving overseas investments, acquisitions and disposals of assets, mortgages of assets and other guarantees, entrusted assets management and connected transactions within the authority conferred by the general meeting;

(xiii)	managing the disclosure of information relating to the Company;

(xiv)	making recommendations on the appointment or replacement of the Company’s independent auditors to shareholders at shareholders’ general meetings;

(xv)	reviewing management’s performance based on the working report submitted by management;

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

(2)	a single loan representing more than 10% and less than 25% of the Company’s most recently audited net asset value if the debt ratio to the Company’s assets remains under 80% after such financing and the inter-company loans between overseas subsidiaries as long as the it is compliance with relevant laws and regulations and the accumulative outstanding amount in the last 12 months is more than 25% and less than 50% of the Company’s most recently audited net asset value prepared in accordance with the PRC GAAP;

(3)	mortgages or pledges of assets so long as the cumulative outstanding amount is less than 30% of the Company’s most recently audited net asset value;

(4)	external guarantees that do not require the approval of the shareholders pursuant to the Articles of Association; and

(5)	connected transactions, which must be conducted in accordance with the relevant regulations of competent securities authorities and the listing rules of applicable stock exchanges.

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

Directors, Supervisors and Management’s Indemnification

Upon approval at the 2012 general meeting that was held on May 15, 2013, we continued to purchase liability insurance for our Directors, supervisors and senior officers with coverage of up to US$15 million.

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

The members of the audit committee of our Board of Directors are:

Name	Age	Position	Ownership of Shares
CHENG Faguang	71	Independent non-executive director, Chairman of the Audit Committee	—
WANG Xianzheng	67	Independent non-executive director	—
WANG Xiaojun	59	Independent non-executive director	—
XUE Youzhi	49	Independent non-executive director	—
DONG Yunqing	58	Employee director	—

In 2013 and up to March 31, 2014, the audit committee held four meetings: on March 21, 2013, August 19, 2013, January 7, 2014 and January 7, 2014.

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

The Nomination Committee is comprised of three directors, namely Mr. LI Xiyong, Mr. WANG Xiaojun and Mr. CHENG Faguang. Mr. WANG Xiaojun serves as the Chairman of the Nomination Committee.

In 2013 and up to March 31, 2014, the Nomination Committee held four meeting on July 22, 2013, September 9, 2013, March 5, 2014 and March 18, 2014.

Strategy and Development Committee

Pursuant to approval granted at the first meeting of the fifth session of the Board of Directors held on May 20, 2011, we established the Strategy and Development Committee of the fifth session of the Board. The main duties of the Strategy and Development Committee include: (i) conducting studies and making proposals regarding the long-term development strategy and significant investment decisions of the Company; (ii) conducting studies and making proposals regarding the annual strategic development and operating plans; (iii) supervising the implementation of the Company’s strategic and operating plans; and (iv) conducting studies and making proposals regarding other significant issues impacting the development of the Company. The Strategy and Development Committee consists of five directors, namely Mr. LI Xiyong, Mr. ZHANG Xinwen Mr. ZHANG Baocai and Mr. XUE Youzhi. Mr. LI Xiyong serves as the Chairman.

In 2013 and up to March 31, 2014, the Strategy and Development Committee held one meeting on December 25, 2013.

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

•	making proposals at the Shareholders’ general meetings;

•	representing the Company in proceedings against a director or senior officers in accordance with relevant sections of the Company Law of the PRC;

•	conducting investigations of any identified irregularities in the Company’s operations; and

•	performing other functions and powers specified in our articles of association.

Due to the resignation of Mr. SONG Guo and the retirement of Mr. ZHOU Shoucheng, our supervisory committee currently consists of four members, namely Mr. ZHANG Shengdong, Ms. ZHEN Ailan, Mr. WEI Huanmin and Mr. XU Bentai. Pursuant to the approval granted at the tenth meeting of the fifth session of the supervisory committee of the Company held on May 15, 2013, Mr. Zhang Shengdong was elected as the acting chairman of the fifth session of the supervisory committee of the Company to temporarily perform the duty of the chairman.

Corporate Governance

As of December 31, 2013, the Yankuang Group directly held 2,600,000,000 Shares, representing 52.86% of our total shares as of the same date. As the Yankuang Group directly holds more than 50% of our voting power, we are a “controlled company” under Section 303A.00 of the NYSE Listed Company Manual. As a result, we are not required to establish a Nomination Committee or Corporate Governance Committee under Sections 303A.04 and 303A.05 of the NYSE listing rules. Although we have established a Nomination Committee, we have not established a Corporate Governance Committee. For details related to our corporate governance, please refer to “Item 16G — Corporate Governance”.

Arrangement to Purchase Equity or Debt Securities and Other Arrangements

At no time during the year ended December 31, 2013 were we, our Controlling Shareholder or any of the Yankuang Group’s subsidiaries a party to any arrangement that enabled our Directors or supervisors to acquire benefits through the acquisition of any securities, including our equity or debt securities, with the exception of the A Shares issued to certain of our Directors, supervisors and senior management.

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

D.	Employees

General

The table below sets forth the number of our employees by function as of the dates indicated:

	As of December 31,
	2011	2012	2013
Coal production employees	39,008	42,991	45,262
Engineers and technicians	2,009	4,665	4,911
Management and administrative personnel	4,348	5,676	5,976
Support staff	10,738	16,049	16,897

Total	56,103	69,381	73,046

The table below sets forth a breakdown of our employees by location as of December 31, 2013:

Location	Employees	% of Total
PRC
Shandong	68,090	93.22%
Shanxi	1,228	1.68%
Shaanxi	742	1.02%
Inner Mongolia	879	1.2%
Australia	2,101	2.88%
Canada	6	0.01%

Total	73,046	100.00%

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

According to the Provision of Insurance Fund Administrative Services Agreement and the annual caps from 2012 to 2014, the Yankuang Group will provide free management services for the contributions that we make to an endowment insurance fund, basic medical insurance fund, supplementary medical insurance fund, unemployment insurance fund and maternity insurance fund for our employees. We paid an aggregate of approximately RMB1,408.1 million to the above listed insurance funds in 2013.

Each of our domestic employees, including our directors, supervisors, executive officers and senior management currently pays a percentage of his or her salary as an additional pension contribution. Upon retirement, our domestic employees are entitled to pension payments under the pension plan. In 2011, 2012 and 2013, we paid pension contributions for our directors, supervisors, executive officers and senior management of approximately RMB834,000, RMB1,033,000 and RMB1,020,000, respectively.

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

Housing plan

Under the Labor and Service Supply Agreement, the Yankuang Group is partly responsible for providing housing accommodations to our domestic employees. We and the Yankuang Group share the incidental expenses relating to the provision of housing accommodation on a pro rata basis based upon our respective number of employees and other negotiations. Such expenses amounted to approximately RMB140.0 million, RMB137.2 million and RMB80.0 million for 2011, 2012 and 2013, respectively.

Since 2002, we have paid each of our domestic employees a housing allowance, which is calculated based on a fixed percentage of each domestic employee’s wage, to assist domestic employees in their purchase of residential housing. In 2011, 2012 and 2013, we paid an aggregate of approximately RMB291.8 million, RMB522.0 million and RMB619.0 million, respectively, for our domestic employees’ housing allowances.

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

As of December 31, 2013, the Yankuang Group directly owned 52.86% of our share capital. As a majority shareholder, the Yankuang Group is able to make most of the decisions reserved for shareholders.

The following table sets forth certain information regarding ownership of our capital stock as of December 31, 2013 by all persons who are known by us to own beneficially more than 5% of our capital stock.

Shareholder	Shares Owned	Percentage
Yankuang Group(1)(2)	2,600,000,000	52.86%
HKSCC Nominee Limited(3)(4)	1,949,286,345	39.63%

(1)	Ordinary Shares in the form of legal person shares.
(2)	Yankuang Group is 100% held by SASAC of the Shandong Provincial Government.
(3)	Ordinary Shares in the form of H Shares.
(4)	As the nominee of the clearing and settlement agent for our H Shares, HKSCC Nominee Limited is the record holder of our H Shares.

The following table sets forth the substantial shareholders’ interests and short positions in our shares as of December 31, 2013.

Name of substantial shareholders	Class of shares	Number of shares held (shares)	Capacity	Nature of interest	Percentage in the H Share capital of the Company	Percentage in total share capital of the Company
Yankuang Group	A Share (state- owned legal person shares)	2,600,000,000	Beneficial owner	long position	—	52.86%
Yankuang Group(1)	H Shares	180,000,000	Interest of controlled corporations	long position	9.19%	3.66%
Deutsche Bank Aktiengesellschaft	H Shares	80,599,060	Beneficial owner	long position	4.12%	1.64%
		72,942,206		short position	3.72%	1.48%
		1,978,000	Interest of controlled corporations	long position	0.10%	0.04%
		33,067,466	Person having a security interest in shares	long position	1.69%	0.67%
		29,924,860		short position	1.53%	0.61%
		9,173,800	Custodian corporation/ approved lending agent	long position	0.47%	0.19%
Templeton Asset Management Ltd.	H Shares	176,182,000	Investment manager	long position	9.00%	3.58%
JP Morgan Chase & Co.	H Shares	52,374,052	Beneficial owner	long position	2.67%	1.06%
		16,790,776		short position	0.86%	0.34%
		873,468	Investment manager	long position	0.04%	0.02%
		64,229,124	Custodian corporation/approved lending agent	long position	3.28%	1.31%
BNP Paribas Investment Partners SA	H Shares	117,641,207	Investment manager	long position	6.00%	2.39%

(1)	Yankuang Group’s wholly-owned subsidiary incorporated in Hong Kong holds such H shares in the capacity of beneficial owner.
(2)	The percentage figures above have been rounded off to the nearest second decimal place.
(3)	Information disclosed hereby is based on the information available on the website of Hong Kong Stock Exchange at www.hkex.com.hk.

Except as described in the table above, we are not aware of any holder of more than 5% of any class of our shares. Our major shareholders do not have voting rights different from those of other shareholders. All of our ordinary shareholders enjoy equal voting rights for each share that they hold.

To our knowledge, other than the Yankuang Group, which directly and indirectly owned 56.52% of our shares as of December 31, 2013, we are not owned or controlled, directly or indirectly, by any other corporation, government, or other natural or legal person or persons, jointly or severally. We are not aware of any arrangement which may at a subsequent date result in a change of control over us.

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

Pursuant to approval granted at the twelfth meeting of the fifth session of the Board of Directors of the Company held on March 22, 2013, we entered into a financial services agreement with Yankuang Finance. Pursuant to the agreement, Yankuang Finance provides us with financial services including deposit services, borrowing services and settlement services. The two agreements also fixed the proposed annual caps for the transactions in 2013. Yankuang Finance has agreed to charge us at the same or a more favorable price for its financial services, compared with those charged by the major commercial banks in the PRC for the same kind of financial services. Fund risk control measures were also taken to safeguard the security of the fund.

The continuing connected transactions between our Company and the Controlling Shareholder for 2013 included the following:

Continuing Connected Transaction of Supply of Products and Services under the Materials Supply Agreement, Supply of Labor and Services Agreement, Coal Products and Materials Supply Agreement and Electricity and Heat Energy Supply Agreement

The following table sets forth the amounts of goods and services sold and purchased between our Company and Yankuang Group pursuant to the Materials Supply Agreement, the Supply of Labor and Services Agreement, the Coal Products and Materials Supply Agreement and the Electricity and Heat Energy Supply Agreement for 2012 and 2013.

	For the Year Ended December 31,
	2012		2013
	Amount (RMB’000)	% of operating income	Amount (RMB’000)	% of operating income
Sales of goods and rendering of services by the Group to the Controlling Shareholder	3,803,283	6.37	3,406,643	5.80
Sales of goods and rendering of services by the Controlling Shareholder to the Group	3,476,245	5.83	2,502,843	4.26

Note: The listed figures are under CASs.

The table below shows the effect on profits from sales of coal by the Group to the Controlling Shareholder in 2013:

	Sales income (RMB’000)	Operation cost (RMB’000)	Gross profit (RMB’000)
Coal sold to the Controlling Shareholder	2,839,839	1,344,948	1,494,891

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

We contributed an aggregate of approximately RMB1,408.1 million and RMB1,428.5 million to the foregoing insurance funds in 2012 and 2013, respectively.

Continuing Connected Transaction under the Financial Services Agreement

Pursuant to approval granted at the twelfth meeting of the fifth session of the Board of Directors of the Company held on March 22, 2013, we entered into the Financial Services Agreement with Yankuang Finance on the same day, which sets forth the annual caps for such transactions in 2013 as follows:

•	the maximum daily balance (including accrued interests) on our settlement account in Yankuang Finance is RMB2.15 billion;

•	the credit facility limit is RMB2 billion; and

•	the total fees for the discounted note services and other financial services is RMB28.54 million.

As of December 31, 2013, the balance of our deposits with Yankuang Finance was RMB103.5 million, representing 0.67% of our total bank deposits as of December 31, 2013 and the balance of our credit facilities with Yankuang Finance was RMB185.1 million, representing 0.33% of our total borrowings as of December 31, 2013. In 2013, we paid financial service fees of RMB1.65 million to Yankuang Finance.

Details of the annual transaction cap for 2013 and the actual transaction amounts in 2013 for the above continuing connected transactions are shown in the following table.

Connected Transactions	Agreement	Annual cap for 2013 (RMB’000)	Transaction amount for 2013 (RMB’000)
Materials and facilities provided by Yankuang Group	Materials Supply Agreement	1,404,710	1,196,372
Labor and services provided by Yankuang Group	Supply of Labor and Services Agreement	2,501,050	1,306,471
Pension fund management provided by Yankuang Group	Pension Fund Management Agreement	1,658,420	1,428,508
Sale of products, material and equipment lease provided to Yankuang Group	Products, Material and Equipment Lease Supply Agreement	4,180,900	3,294,968
Electricity and heat provided to Yankuang Group	Electricity and Heat Energy Supply Agreement	268,800	111,675
Financial services provided by Yankuang Finance	Financial service agreement	2,150,000	103,464
deposit balance		2,000,000	185,102
credit facility		28,540	1,645
financial service fee		1,404,710	1,196,372

The table below sets forth the continuing connected transactions that we conducted with Yankuang Group or its subsidiaries during the periods indicated:

	Year Ended December 31,
	2011	2012	2013
	(RMB’000)
Sales Income
Sales of coal	2,088,794	3,162,122	2,839,839
Sales of auxiliary materials	485,676	425,957	328,732
Sales of heat and electricity	180,808	167,295	111,675
Sales of methanol	—	47,909	126,398

Total	2,755,278	3,803,283	3,406,644
Expenditure
Utilities and facilities	31,646	35,906	19,406
Purchases of supply materials and equipment	696,802	1,552,758	1,196,372
Repair and maintenance services	323,550	327,600	266,849
Social welfare and support services	848,121	802,540	483,783
Technical support and training	26,000	—	—
Road transportation services	73,638	67,654	14,119
Construction services	718,155	689,787	522,314

Total	2,717,912	3,476,245	2,502,843

Opinions of the Independent Non-executive Directors

The Company’s independent non-executive Directors have reviewed our continuing connected transactions with the Controlling Shareholder for the year 2013 and confirm that all such connected transactions have been: (i) entered into by us in our ordinary and usual course of business; (ii) conducted either on normal commercial terms, or where there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favorable to independent third parties; and (iii) entered into in accordance with the relevant governing agreement on terms that are fair and reasonable and in the interests of the Shareholders as a whole. The independent directors also confirmed that transaction amount of each of the above continuing connected transactions did not exceed their respective annual caps for 2013 as approved by independent shareholders and the board of directors.

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

The Continuing Connected Transaction Agreement in 2014 and the Revision of the Existing Annual Cap for the Continuing Connected Transaction in 2014

Pursuant to the approval granted at the twentieth meeting of the fifth session of the Board of Directors of the Company held on 21 March 2014, we entered into the Provision of Special Labor and Services Agreement and the Financial Services Agreement with Yankuang Group and Yankuang Finance, respectively, on the same day, which sets forth the annual caps in 2014. The Board of Directors of the Company also proposed to revise the existing annual caps the Provision of Products, Material and Equipment Leasing Agreement in 2014. Such proposal will be submitted to the 2013 annual general meeting for review and approval. Please refer to our announcement furnished to the Securities and Exchange Commission on Form 6-K filing on March 24, 2014.

Debt and Debt Obligations Between the Controlling Shareholder and Our Company

The table below sets forth our balances due from/to the Controlling Shareholder.

	Receivable from related parties			Payable to related parties
Related Parties	Balance at the beginning	Amount occurred	Closing balance	Balance at the beginning	Amount occurred	Closing balance
	(RMB ‘000)
Yankuang Group	2,868,744	11,118,182	556,159	1,767,998	3,983,219	1,111,496

Amounts due to the Controlling Shareholder and Its Subsidiaries

For the details of the amounts due to the Controlling Shareholder and its subsidiaries, please refer to “Item 5 — Operating and Financial Review and Prospects — F. Contractual Obligations — Amounts due to the Controlling Shareholder and Its Subsidiaries.” As of December 31, 2013, the Controlling Shareholder or its subsidiaries had not used our funds for nonoperational matters.

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

Material transactions with other state-owned entities are as follows:

	Year Ended December 31,
	2011	2012	2013
	(RMB’000)
Trade sales	8,487,421	10,503,203	5,986,611
Trade purchases	2,597,741	4,500,994	5,078,834

Material balances with other state-owned entities are as follows:

	As of December 31,
	2012	2013
	(RMB’000)
Amounts due from other state-owned entities	1,361,139	804,906
Amounts due to other state-owned entities	592,267	328,474

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

Interest of Management in Certain Transactions

None of the Directors or supervisors or executive officers had, either directly or indirectly, any material interest in any significant material contract to which we were a party during the year ended December 31, 2013.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

You should read “Item 18. Financial Statements” for information regarding our audited consolidated financial statements and other financial information.

Significant Legal Proceedings and Arbitration

The Dispute Arbitration in relation to the Performance of the Contract between Shanxi Nenghua and Shanxi Jinhui Coke Chemical Co., Ltd.

In February 2005, Shanxi Nenghua entered into an asset swap contract and a material supply contract with Shanxi Jinhui Coke Chemical Co., Ltd. (“Shanxi Jinhui”), according to which, Shanxi Jinhui shall compensate Tianhao Chemical, the subsidiary of Shanxi Nenghua, its actual losses if Shanxi Jinhui fail to provide the land for lease, gas, water, electricity supply and rail transportation for the establishment and production of Tianhao Chemical. In addition, Shanxi Jinhui shall compensate Shanxi Nenghua not less than its total investment in Tianhao Chemical as well as the interest on bank loans over the same period, if Tianchi Chemical is unable to operate continually caused by Shanxi Jinhui’s default.

Shanxi Jinhui failed to fulfill its contractual obligations to provide gas, coarse coal and land supply and unilaterally suspended the gas supply. As a result, Tianhao Chemical was unable to operate continually and subsequently ceased production of methanol in April 2012. In September 2013, Shanxi Nenghua submitted the arbitration application to the Beijing Arbitration Commission for a total compensation of RMB 798.8 million in accordance with the contracts.

As at the date of this annual report, the case has not yet been heard. In October 2013, Shanxi Nenghua submitted an application for property preservation to the People’s Court of Xinghualing District, Taiyuan City, Shanxi Province, according to which, 39% of equity interest of Shanxi Jinhui Longtai Coal Co., Ltd. held by Shanxi Jinhui has been frozen and blocked.

Litigation on Coal Sales Contract between Zhongxin Daxie Fuel Co., Ltd. and the Company

The Company was named as the defendant in a civil litigation brought by Zhongxin Daxie Fuel Co., Ltd. (“Zhongxin Daxie”) at the Shandong Provincial Higher People’s Court in September 2013, for breach of contract. Zhongxin Daxie sued for termination of the coal sales contract it entered with us, return of payments for goods and a compensation of RMB163.6 million as we failed to perform the duty of delivering goods pursuant to the coal sales contract.

We have delivered coal products to the third party designated by Zhongxin Daxie after execution of the contract and Zhongxin Daxie has settled the payment with the Company. All obligations have been fulfilled in accordance with the contract.

The Shandong Provincial Higher People’s Court conducted public hearing of this litigation and affirmed that we have fulfilled all delivery obligations under the contract and the requests of Zhongxin Daxie for the termination of the coal sales contract. It was also affirmed that the return of payments for goods and the damage for economic loss shall not be sustained. It was the judgment of the Shandong Provincial Higher People’s Court that Zhongxin Daxie’s claim was rejected and the litigation fee of RMB0.8602 million shall be on Zhongxin Daxie. There is uncertainty on whether Zhongxin Daxie will appeal to the Supreme People’s Court of the People’s Republic of China in respect of the aforementioned judgment of the Shandong Provincial Higher People’s Court and the final results of the appeal is unknown. Based on the information we currently have, we cannot estimate the outcome of this and no contingent liability is provided for in our consolidated financial statements.

Investigation on the incident at Austar Coal Mine

On April 15, 2014, an underground incident occurred at Austar Coal Mine and two employees died. The investigation by the Mine Safety Office of the NSW Department of Trade and Investment, Regional Infrastructure and Services (DTIRIS) to determine the cause of the incident is ongoing. As of the date of this annual report, the cause of the incident has not been determined and we are working with the investigators to that end.

We were not involved in any other significant litigation or arbitration during the reporting period other than as disclosed above or elsewhere in this report.

Dividend Policy

Pursuant to approval granted at the 2008 annual general meeting held on June 26, 2009, the 2011 annual general meeting held on June 22, 2012 and the 2012 annual general meeting held on May 15, 2013, the Company amended the terms of the Articles of Association relating to profit distribution.

According to our Articles of Association, we shall maintain the continuance and stability of our profit distribution policy. Pursuant to our Articles of Association, our after-tax profit shall be allocated in the following order: (1) compensation of losses (if our statutory common reserve fund is not sufficient to compensate our losses from the previous year, we will utilize our after tax profit to compensate our losses before making any provision for the statutory common reserve fund) (2) allocation to the statutory common reserve fund; (3) allocation to the discretionary common reserve fund upon approval by a resolution of a shareholders’ general meeting; and (4) dividend payments for ordinary shares. The calculation of profit after tax of the Company for a fiscal year was based on the financial statements prepared in accordance with the CASs, IFRS or overseas accounting standard under which the shares were traded. We will choose the lowest profit after tax under the above accounting policies when paying the dividend. We pay final dividends once a year. Shareholders shall, by way of an ordinary resolution, authorize our Board of Directors to declare and pay dividends, and we distribute interim dividends pursuant to the approval of the board and shareholders. We may distribute dividends in the form of cash, shares or a combination of both cash and shares. Upon approvals of the Board and the Shareholders’ meeting, we distribute final dividends once a year and may distribute interim dividends. Each cash dividend distribution shall have a time interval of more than six months. Cash dividends shall account for approximately 35% of the net profit of the fiscal year after deduction of the statutory common reserve, unless if such distribution will adversely affect our sustainable development or we have contemplated substantial investment or have substantial cash requirements. We may distribute dividends in the form of shares if we are under good operation conditions and the Board of Directors considers the distribution of share dividends benefits the general interest of all shareholders due to a mismatch between the Company’s stock price and its scale of share capital as well as under other necessary circumstances.

The Company’s dividend distribution plan was approved at the 2012 annual general meeting on May 15, 2013 to distribute cash dividends of RMB0.36 per share (tax inclusive) for 2012. As of the date of this annual report, the 2012 dividends have been distributed to the Shareholders.

B.	Significant Changes

We have not experienced any significant changes since the date of the consolidated financial statements in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The following tables set forth a summary of the issuance of our Shares:

	H Shares			A Shares
	Initial offering	Second offering	Third offering	Initial offering	Second offering
Time of issuance	March 1998	May 2001	July 2004	June 1998	January 2001
Issue amount	850,000,000	170,000,000	204,000,000	80,000,000	100,000,000

As of December 31, 2013, our share capital structure was as follows:

Type	Number of shares	Percentage to total shares

Listed shares with restricted trading condition	20,000	0.0004%

Shares held by state-owned legal person	0	0

A Shares held by our Directors, supervisors and executive officers	20,000	0.0004%

Listed shares without trading moratorium	4,918,380,000	99.9996%

A Shares	2,959,980,000	60.1818%

H Shares	1,958,400,000	39.8178%

Total	4,918,400,000	100.0%

As of December 31, 2013, we had 20,000 listed Shares that were subject to trading restrictions, all of which are held by our Directors, supervisors and executive officers.

The trading restrictions on 2,600,001,800 listed Shares held by our Controlling Shareholder on behalf of the State and by our retired supervisors was released in 2013. The following table sets forth changes on Shares subject to trading restrictions during the year ended December 31, 2013.

Shareholders	Shares subject to trading restrictions (shares)	Number of shares released from trading restrictions	Increase in number of shares subject to trading restrictions	Number of shares subject to trading restrictions at the year end	Reasons for trading restriction	Date of release from trading restrictions

Yankuang Group	2,600,000,000	2,600,000,000	0	0	Undertakings made by Yankuang Group in Yanzhou Coal’s share split have been performed.	September 6, 2013
WU Yuxiang	20,000	20,000	0	20,000	In accordance with the relevant laws, Directors, Supervisors and senior management can only sell up to 25% of the total number of shares held by them during each year of their employment. If the above persons sold any shares held by them within six months after the purchase, or made any purchase within six months after disposal, any gain from such transactions will be attributable to the Company.	—
SONG Guo	1,800	1,800	0	0		November 15, 2013

Capitalization of Capital Reserve and Our Capital Structure:

Our total Shares and shareholding structure remained the same in 2013.

The table below sets forth certain market information relating to the H Shares, ADSs and A Shares for the periods indicated:

	Price per H Share (HK$)		Price per ADS (US$)		Price per A Share (RMB)
	High	Low	High	Low	High	Low
Annual highs and lows

2009	17.34	4.00	22.32	5.11	26.15	8.40
2010	25.25	14.00	32.26	18.29	33.65	14.88
2011	32.95	13.72	41.89	17.49	39.50	20.38
2012	20.15	9.92	25.81	12.64	26.54	15.08
2013	14.48	5.13	18.57	6.68	20.18	5.91

Quarterly highs and lows

2012
First quarter	20.15	15.72	25.81	20.56	26.54	20.61
Second quarter	17.48	11.60	22.32	14.68	25.66	18.38
Third quarter	13.78	9.92	17.57	12.64	19.76	16.91
Fourth quarter	13.16	11.00	17.11	14.16	19.30	15.08
2013
First quarter	14.48	10.32	18.57	9.23	20.18	14.47
Second quarter	10.56	5.46	13.77	7.05	17.25	9.01
Third quarter	8.37	5.13	10.74	6.68	11.59	8.76
Fourth quarter	8.74	7.04	11.26	9.08	11.56	8.66

Monthly highs and lows

2013
October	8.19	7.27	10.44	9.23	11.56	10.00
November	8.74	7.33	11.26	9.38	10.59	9.32
December	8.56	7.04	10.84	9.08	10.38	8.66

2014
January	7.12	5.73	8.60	7.34	8.86	7.30
February	6.28	5.48	8.12	7.04	7.82	6.40
March	6.16	4.91	8.14	6.32	6.77	5.91
April (through April 25, 2014)	6.53	5.78	8.41	7.41	6.64	6.07

As of December 31, 2013, a total of 1,958,400,000 H Shares were outstanding, of which approximately 82,999,460 H Shares or 4.2% of the outstanding H Shares, were held in the form of 8,299,946 ADSs. The outstanding ADSs were held collectively by 107 holders of record as of March 31, 2014.

Repurchase, Sale or Redemption of H shares

The shareholders at the 2013 first A shareholders’ meeting and the 2013 first H shareholders’ meeting, and the 2012 Annual General Meeting, each of which was held on May 15, 2013, resolved and granted the Board of Directors a general mandate to (i) repurchase H Shares up to 10% of the outstanding H Shares as of the date of the resolutions’ passage; and (ii) issue additional H shares up to 20% of the outstanding H Shares as of the date of the resolutions’ passage. During the mandate period, the Board of Directors may exercise the mandate based on our interests and market conditions, subject to the approvals of the relevant regulatory authorities and in compliance with laws, regulations and the Articles of Association. As of the date of this annual report, the general mandate to repurchase H Shares or issue additional H Shares has not been exercised.

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

Selected Summary of our Articles of Association

A copy of the English translation of our Articles of Association was filed with the Commission as an exhibit to our registration statement on Form F-1 under the Securities Act in connection with the global offering of our H Shares and related American Depositary Shares in 1997. The following table sets forth the dates our Articles of Association were amended or filed with the Commission, or both:

Date of Amendment to the Articles of Association	Filing
April 22, 2002	Appendix to 2001 20-F
June 25, 2004	Appendix to 2003 20-F
July 8, 2004	Appendix to 2004 20-F
June 28, 2005 August 22, 2005	Appendix to 2005 20-F
June 28, 2006 November 10, 2006	Appendix to 2006 20-F
June 15, 2007	Appendix to 2007 20-F
January 30, 2008 December 23, 2008	Appendix to 2008 20-F
June 26, 2009 June 25, 2010 February 18, 2011 May 20, 2011	Appendix to 2010 20-F
April 23, 2012	Appendix to 2012 20-F/A
May 15, 2013	Appendix to 2013 20-F

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

Where a Director, supervisor or senior officer of the Company is in any way, directly or indirectly, materially interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the Company (other than his contract of service with the Company), he shall declare the nature and extent of his interests to the Board of Directors at the earliest opportunity, whether or not the contract, transaction or arrangement or proposal therefore is otherwise subject to the approval of the board of directors. Unless the interested director, supervisor or senior officer discloses his interests in accordance with the preceding subparagraph of this Article and the contract, transaction or arrangement is approved by the board of directors at a meeting in which the interested director, supervisor or senior officer is not counted as part of the quorum and refrains from voting, a contract, transaction or arrangement in which that Director, supervisor or senior officer is materially interested is voidable at the instance of the Company except as against a bona fide party thereto who did not have notice of the breach of duty by the interested director, supervisor or senior officer.

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

Description of the Shares and Shareholder Rights

As of December 31, 2013, our share capital structure consists of 4,918,400,000 ordinary shares, comprising

(1)	2,960,000,000 domestic shares, which represent 60.18% of our share capital, of which:

a.	2,600,000,000 shares, which represent 52.86% of our share capital, were directly held by the promoter, Yankuang Group Corporation Limited, and

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

Financial Services Agreement with Yankuang Finance

Pursuant to approval granted at the twelfth meeting of the fifth session of the Board of Directors of the Company held on March 22, 2013, we entered into the Financial Services Agreement with Yankuang Finance on the same day, which sets forth the annual caps for such transactions in 2013. See “Item 7B. Related Party Transactions — Continuing Connected Transactions — Continuing Connected Transaction under the Financial Services Agreement.”

The Provision of Special Labor and Services Agreement with Yankuang Group

Pursuant to the approval granted at the twentieth meeting of the fifth session of the Board of Directors of the Company held on 21 March 2014, we entered into the provision of special labor and services agreement with Yankuang Group on the same day, which sets forth the annual caps in 2014. See “Item 7B. Related Party Transactions — Continuing Connected Transactions — The Continuing Connected Transaction Agreement in 2014 and the Revision of the Existing Annual Cap for the Continuing Connected Transaction in 2014.”

Financial Services Agreement with and Yankuang Finance

Pursuant to the approval granted at the twentieth meeting of the fifth session of the Board of Directors of the Company held on 21 March 2014, we entered into the financial services agreement with and Yankuang Finance on the same day, which sets forth the annual caps in 2014. See “Item 7B. Related Party Transactions — Continuing Connected Transactions — The Continuing Connected Transaction Agreement in 2014 and the Revision of the Existing Annual Cap for the Continuing Connected Transaction in 2014.”

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

Enterprises. According to the EIT Law and the Notice of the State Administration of Taxation on the Issues Concerning Withholding the Enterprise Income Tax on the Dividends Paid by Chinese Resident Enterprises to H Share Holders Which are Overseas Non-resident Enterprises (Guoshuihan [2008] No. 897) promulgated on November 6, 2008, where a Chinese resident enterprise pays dividends for the year of 2008 or any year thereafter to its H shareholders that are overseas non-resident enterprises, it shall withhold the enterprise income tax thereon at the uniform rate of 10%. After receiving dividends, a non-resident enterprise shareholder may submit an application to the competent tax authority to claim any treatment under a relevant tax agreement (arrangement).

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

United States Federal Income Taxation

Investors are strongly urged to consult their own tax advisors to determine the particular U.S. federal, state, local, treaty and foreign tax consequences related to purchasing, owning or disposing of the H Shares or ADSs.

The following summary describes the principal U.S. federal income tax consequences of purchasing, owning and disposing of the H Shares or ADSs. This summary only applies to U.S. holders, as defined below, who hold the H Shares or ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986 as amended (the “Code”). This discussion does not address all of the U.S. federal income tax consequences relating to the ownership and disposition of the H Shares or ADSs, and does not take into account U.S. holders who may be subject to special rules including:

•	tax-exempt entities;

•	banks, financial institutions, and insurance companies;

•	real estate investment trusts, regulated investment companies and grantor trusts;

•	dealers or traders in securities, commodities or currencies;

•	U.S. holders liable for alternative minimum tax;

•	U.S. holders that own, actually or constructively, 10% or more of our voting stock;

•	persons that receive the H Shares or ADSs as compensation for services;

•	U.S. holders that hold the H Shares or ADSs as part of a straddle or a hedging or a conversion transaction;

•	“dual resident” corporations;

•	persons that generally mark their securities to market for US federal income tax purposes;

•	U.S. citizens or tax residents who are residents of the People’s Republic of China;

•	U.S. citizens or tax residents who are subject to Hong Kong profits tax;

•	certain U.S. expatriates; or

•	U.S. holders whose functional currency is not the U.S. dollar.

Moreover, this description does not address United States federal estate, gift or alternative minimum taxes, the U.S. federal unearned medicare contribution tax or any state or local tax consequences of the purchase, ownership and disposition of the H Shares or ADSs. Each U.S. holder should consult its tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of H Shares and ADSs.

This discussion is based on the Code, its legislative history, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, published rulings and court decisions as in effect on the date hereof, all of which are subject to change, or changes in interpretation, possibly with retroactive effect. In addition, this discussion is based in part upon representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreements will be performed according to its terms.

You are a “U.S. holder” if you are a beneficial owner of H Shares or ADSs and are:

•	an individual citizen or resident of the United States for United States federal income tax purposes;

•	a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to United States federal income tax without regard to its source; or

•	a trust:

•	subject to the primary supervision of a United States court and one or more U.S. person, (within the meaning of the Code) have the authority to control all substantial decision of the trust; or

•	that has elected to be treated as a United States person under applicable U.S. Treasury regulations.

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

Distributions on the H Shares or ADSs

Subject to the discussions below under “ — Passive Foreign Investment Company,” the gross amount of any distribution (without reduction for any PRC tax withheld) we make on the H Shares or ADSs will be includible in income as dividend income when the distribution is actually or constructively received by you. Because we do not calculate earnings and profits in accordance with U.S. tax principles, all distributions by us to U.S. holders will generally be treated as dividends. Any dividend will not be eligible for the dividends-received deduction allowed to certain U.S. corporations in respect of dividends received from U.S. corporations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution.

The U.S. dollar amount of dividends received by certain non-corporate U.S. holders will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on H Shares or ADSs will be treated as qualified dividends if (a) certain holding period requirements are satisfied, (b) either (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service, or IRS, has approved for the purposes of the qualified dividend rules, or (ii) the dividends are with respect to ADSs readily tradable on a U.S. securities market, and (c) provided that we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “Treaty”) has been approved for the purposes of the qualified dividend rules. We should be considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the New York Stock Exchange. Relevant U.S. holders should consult their tax advisors regarding whether such dividends will qualify for the reduced tax rate provided by the “qualified dividend” rules.

If we make a distribution paid in HK dollars, you will be considered to receive the U.S. dollar value of the distribution determined at the spot HK dollar/U.S. dollar exchange rate on the date such distribution is received actually or constructively by you, regardless of whether you convert the distribution into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in gain income to the date you convert the distribution into U.S. dollars will be treated as U.S. source ordinary income or loss. If dividends received in HK dollars are converted into U.S. dollars on the day they are received, the U.S. holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.

Dividends received by a U.S. holder generally will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and will be categorized as “passive income” or, in the case of certain U.S. holders, as “general category income” for U.S. foreign tax credit purposes. We may be required to withhold PRC income tax on dividends paid to U.S. holders on the H Shares or ADSs. Subject to various limitations, any PRC tax withheld from distributions in accordance with the Treaty may be deductible or creditable against your U.S. federal income tax liability.

You may not be able to claim a foreign tax credit (and instead may qualify to claim a deduction) for non-U.S. taxes imposed on dividends paid on the H Shares or ADSs if you (i) have held the H Shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, or (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale). The rules relating to the U.S. foreign tax credit are complex. U.S. holders should consult their own tax advisors regarding the effect of these rules in their particular circumstance.

Sale, Exchange or Other Disposition

Subject to the discussions below under “ — Passive Foreign Investment Company,” upon a sale, exchange or other disposition of the H Shares or ADSs, you will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H Shares or ADSs. Any gain or loss will generally be treated as U.S. source gain or loss for foreign tax credit limitation purposes under the Code. Under the Treaty, if any PRC tax was to be imposed on any gain from the disposition of H Shares or ADSs, U.S. holders may be able to credit such taxes against their U.S. federal income tax liability under the U.S. foreign tax credit limitations of the Code since such gain generally would be “resourced” under Article 22(3) of the Treaty as foreign source income for U.S. foreign tax credit purposes. U.S. holders are urged to consult their tax advisors regarding the interaction of the foreign tax credit rules and Treaty “resourcing” rule.

With respect to the sale or exchange of H Shares or ADSs, the amount realized generally will be the U.S. dollar value of the payment received determined on (i) the date of receipt of payment in the case of a cash basis U.S. holder and (ii) the date of disposition in the case of an accrual basis U.S. holder. If H Shares or ADSs are traded on an “established securities market”, a cash basis taxpayer or, if it so elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale. A U.S. holder will have a tax basis in the foreign currency received equal to the U.S. dollar amount realized. Any currency exchange gain or loss realized on a subsequent conversion of the foreign currency into U.S. dollars for a different amount generally will be treated as ordinary income or loss from sources within the United States. However, if such foreign currency is converted into U.S. dollars on the date received by the U.S. holder, a cash basis or electing accrual basis U.S. holder should not recognize any gain or loss on such conversion.

Foreign Investment Company

A non-U.S. corporation is a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries:

•	75% or more of its gross income consists of passive income, such as dividends, interest, rents, royalties, and gains from the sale of assets that give rise to such income; or

•	50% or more of the average quarterly value of its gross assets consists of assets that produce, or are held for the production of, passive income.

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

Based on the current and anticipated composition of our assets and income and current expectations regarding the price of the H Shares and ADSs, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2013 taxable year and we do not intend to become or anticipate becoming a PFIC for any future taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard for the current or any future taxable years. Changes in the nature of our income or assets or a decrease in the trading price of the H Shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year. If we were a PFIC in any year during a U.S. holder’s holding period for the H Shares or ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. holder owned the shares.

If we were a PFIC in any taxable year that you held the H Shares or ADSs, you generally would be subject to special rules with respect to “excess distributions” made by us on the H Shares or ADSs and with respect to gain from your disposition of the H Shares or ADSs. An “excess distribution” generally is defined as the excess of the distributions you receive with respect to the H Shares or ADSs in any taxable year over 125% of the average annual distributions you have received from us during the shorter of the three preceding years, or your holding period for the H Shares or ADSs. Generally, you would be required to allocate any excess distribution or gain from the disposition of the H Shares or ADSs ratably over your holding period for the H Shares or ADSs. The portion of the excess distribution or gain allocated to a prior taxable year, other than a year prior to the first year in which we became a PFIC, would be taxed at the highest U.S. federal income tax rate on ordinary income in effect for such taxable year, and you would be subject to an interest charge on the resulting tax liability, determined as if the tax liability had been due with respect to such particular taxable years. The portion of the excess distribution or gain that is not allocated to prior taxable years, together with the portion allocated to the years prior to the first year in which we became a PFIC, would be included in your gross income for the taxable year of the excess distribution or disposition and taxed as ordinary income.

These adverse tax consequences may be mitigated if the U.S. holder is eligible and does elect to annually mark-to-market the H Shares or ADSs. If a U.S. holder makes a mark-to-market election, such holder will generally include as ordinary income the excess, if any, of the fair market value of the H Shares or ADSs at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the H Shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included in income as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of the H Shares or ADSs will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. ADSs should qualify as “marketable stock” because the ADSs are listed on the New York Stock Exchange.

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

If we were regarded as a PFIC, a U.S. holder of H Shares or ADSs generally would be required to file an information return on IRS Form 8621 for any year in which the holder received a direct or indirect distribution with respect to the H Shares or ADSs, recognized gain on a direct or indirect disposition of the H Shares or ADSs, or made an election with respect to the H Shares or ADSs, reporting distributions received and gains realized with respect to the H Shares or ADSs. In addition, pursuant to recently enacted legislation, if we were regarded as a PFIC, a U.S. holder would be required to file an annual information return (also on IRS Form 8621) relating to the holder’s ownership of the shares or ADSs. This requirement would be in addition to other reporting requirements applicable to ownership in a PFIC.

U.S. holders should consult their tax advisers concerning the U.S. federal income tax consequences of holding the H Shares or ADSs if we were considered to be a PFIC.

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

•

provide a correct taxpayer identification number on a properly completed IRS Form W-9 or a substitute form, certifying that you are exempt from backup withholding and otherwise comply with applicable requirements of the backup withholding rules; or

•	provide a properly completed IRS Form W-8BEN, certifying your status as a non U.S. holder.

Any amount withheld under the backup withholding rules generally will be creditable against your U.S. federal income tax liability provided that you furnish the required information to the IRS in a timely manner. Investors should consult their own tax advisors as to their qualifications for an exemption from backup withholding and the procedures for obtaining this exemption.

For taxable years beginning after March 18, 2010, legislation requires certain U.S. holders to report information relating to stock of a non-U.S. person owned by the U.S. holder, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution). U.S. holders are urged to consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the H Shares or ADSs.

Hong Kong Taxation

The following discussion summarizes the relevant Hong Kong tax rules relating to the ownership of H shares or ADSs held by you.

Dividends

Under current Hong Kong Inland Revenue Department practice, no profits tax is payable by the recipient in respect of dividends paid by us.

Taxation of Capital Gains

Gains derived from the sale of capital assets are specifically exempt from profits tax. Thus, no profits tax is imposed on capital gains arising from the sale of property (such as H shares) acquired and held as investment assets. However, whether or not there has been a sale of a capital asset depends upon the particular circumstances of a case. For example, if a person carries on a business in Hong Kong of trading and dealing in securities and derives trading gains from that business in Hong Kong, that person could be subject to profits tax on any assessable gains. Assessable gains include gains derived from purchases and sales of H shares effected on the Hong Kong Stock Exchange, as these are considered to be derived from Hong Kong from that person’s business. Profits tax is currently charged at the rate of 16.5% for corporations and at the rate of 15% for individuals.

No profits tax liability will arise on capital or trading gains arising from the sale of ADSs where the purchase and sale is effected outside Hong Kong (e.g., on the NYSE).

Stamp Duty

Stamp duty is payable by each of the seller and the purchaser for every sold note and every bought note created for every sale and purchase of the H shares. Stamp duty is levied at the total rate of 0.2% of the higher of the consideration for the sale and purchase or the value of the H shares transferred (the buyer and seller each paying half of such stamp duty). In addition, a fixed duty of HK$5 is currently payable on an instrument of transfer of H shares. If one of the parties to a sale is a non-resident of Hong Kong and does not pay the required stamp duty, the amount of unpaid stamp duty will be assessed on the instrument of transfer (if any), and the transferee will be liable for payment of such unpaid amount.

If the withdrawal of H shares when ADSs are surrendered or the issuance of ADSs when H shares are deposited results in a change of beneficial ownership in the H shares under Hong Kong law, stamp duty at the rate cited above will apply. The issuance of ADSs for deposited H shares issued directly to the depositary, or for the account of the depositary, should not result in any stamp duty liability. Holders of the ADSs are not liable for stamp duty on transfers of ADSs outside of Hong Kong so long as the transfers do not result in a change of beneficial interest in the H shares under Hong Kong law.

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

I.	Subsidiaries

As of December 31, 2013, we owned the following significant subsidiaries:

Name of subsidiary	Country of incorporation/ registration	Issued and fully paid capital/ registered capital	Proportion of registered capital/issued share capital held by us		Proportion of voting power held	Principal activities
			Directly	Indirectly
Moolarben Coal Mines Pty Limited	Australia	A$1	—	100%	100%	Coal business development
White Mining (NSW) Pty Limited	Australia	A$10	—	100%	100%	Coal mining and sales
Yancoal Australia Limited	Australia	A$656,700,717	78%	—	78%	Investment holding
Yanzhou Coal Ordos Neng Hua Company Limited	PRC	RMB3,100,000,000	100%	—	100%	Coal resources exploration in Inner Mongolia and construction of 600,000 tonne methanol project
Yancoal Resources Limited	Australia	A$446,410,000	—	100%	100%	Coal mining, sales and exploration
Austar Coal Mine Pty Limited	Australia	A$64,000,000	—	100%	100%	Coal mining and sales
Syntech Resources P/L	Australia	A$1,251,431	—	100%	100%	Coal mining and sales
Inner Mongolia Yize Mining Investment Co., Ltd	PRC	RMB136,260,500	—	100%	100%	Development of methanol project
Yanmei Heze Neng Hua Company Limited	PRC	RMB3,000,000,000	98.33%	—	98.33%	Coal mining and sales
Shandong Hua Ju Energy Company Limited	PRC	RMB288,589,774	95.14%	—	95.14%	Electricity and heat supply
Yanzhou Coal Yulin Neng Hua Company Limited	PRC	RMB1,400,000,000	100%	—	100%	Methanol and electricity power business
Inner Mongolia Haosheng Coal Mining Co., Ltd	PRC	RMB800,000,000	74.82%	—	74.82%	Coal wholesale management and others
Yancoal Technology Development Pty Ltd	Australia	A$2	—	100%	100%	LTCC technical development and equipment rental
Gloucester Coal Ltd	Australia	A$719,750,808	—	100%	100%	Coal resource exploration development
Gloucester (SPV) Pty Ltd	Australia	A$2	—	100%	100%	Holdings company
Stratford Coal Marketing	Australia	A$10	—	100%	100%	Coal sales
Stratford Coal Pty Ltd	Australia	A$10	—	100%	100%	Coal mining
Duralie Coal Pty Ltd	Australia	A$665	—	100%	100%	No business in Australia
Donaldson Coal Pty Ltd	Australia	A$6,688,782	—	100%	100%	Coal mining and sales
Moolarben Coal Operation	Australia	A$2	—	100%	100%	Management of coal operations
Newcastle Coal Company	Australia	A$2,300,999	—	100%	100%	Coal mining and sales

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

Commodity Price Risk

Price fluctuations may directly affect our operating and financial performance. We have historically experienced substantial price fluctuations and believe these fluctuations will continue. We primarily face risk relating to coal price fluctuations, and to a lesser extent methanol price fluctuations. For the years ended December 31, 2011, 2012 and 2013, the average selling price of our coal products in the PRC was RMB709.1, RMB604.3 and RMB523.5 per tonne, respectively. The periodic fluctuation in coal prices was caused by factors such as general economic conditions, supply and demand and the level of global inventories. The average selling price of our coal fluctuated in the past three years and it may continue to fluctuate as a result of pricing guidelines announced by the government authorities from time to time, temporary price controls, general economic conditions, supply and demand and the level of global inventories, which may, in turn, adversely affect our results of operations and financial condition.

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

The Company monitors its interest rate exposure and has entered into contracts with three banks to hedge a proportion of borrowings issued at variable interest rates through the use of floating-to-fixed interest rate swap contracts. As of December 31, 2013, the outstanding notional amount of these interest rate swap contracts was approximately RMB609.7 million (US$100.0 million). These interest rate swap contracts mature within four years from the date of the contract and have a hedge period of three months with fixed rates of approximately 2.75%, 2.42% and 2.41% and a floating rate of LIBOR + 0.75% for the three contracts, respectively. The noncurrent portion of the derivatives is not material and is included in the current portion.

We have prepared a sensitivity analysis to assess the impact of interest rate fluctuations on our 2013 operating results, assuming the financial instruments outstanding at the end of the reporting period were outstanding for the whole year and all the variables were held constant, including the interest rate fluctuations of the PBOC rate and LIBOR discussed above. Based on this analysis, we estimate that an increase in interest rates of 1% would have decreased our reported net income attributable to our equity holders for 2013 by approximately RMB135.3 million.

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

The sales and costs of each entity in our Company are generally denominated in the functional currency of the relevant entity, except for Yancoal Australia. Accordingly, we are not exposed to significant foreign currency risk attributable to operations. However, our results, including the results of Yancoal Australia have been significantly affected by volatility in exchange rates affecting the fair value of our foreign currency-denominated bank borrowings, giving rise to substantial exchange gains and losses. The table below sets forth the foreign currency-denominated assets and liabilities of the Company and its Subsidiaries that are in currencies other than the functional currency of the entity that carries such assets or liabilities on its balance sheet as of December 31, 2013.

	Liabilities		Assets
	2013	2012	2013	2012
	(foreign currencies converted and denominated in RMB millions)
United States Dollars (US$)	30,840.4	18,294.7	5,278.9	2,267.9
Euro (“EUR”)	—	1,083.9	12.6	0.1
Hong Kong Dollar (HK$)	—	—	0.03	0.06
Notional amounts to sell US$ foreign exchange contracts used for hedging	1,782.9	1,599.7	1,102.5	4,536.7
Notional amounts of buy EUR foreign exchange contracts used for hedging	—	—	167.3	165.7
Notional amounts of buy British pound foreign exchange contracts used for hedging	—	—	1.7	2.9

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

The following table sets forth the sensitivity analysis of the relevant foreign currencies of the periods indicated:

	US$(1)
	2013	2012

Increase (decrease) to profit and loss

- if RMB weakens against respective foreign currency	30.8	218.2

- if RMB strengthens against respective foreign currency	(30.8)	(218.2)

	USD(2)		Euro(2)
	2013	2012	2013	2012
	(RMB in millions)

Increase (decrease) to profit and loss

- if AUD weakens against respective foreign currency	76.2	(758.9)	—	—

- if AUD strengthens against respective foreign currency	(76.2)	758.9	—	—

Increase (decrease) to profit attributable to the equity holders of the Company

- if AUD weakens against respective foreign currency	(1,039.5)	(538.2)	5.9	—

- if AUD strengthens against respective foreign currency	1,039.5	538.2	(5.9)	—

(1)	Reflects primarily our exposure outstanding on bank deposits and loans denominated in U.S. dollars as of the year end.
(2)	Reflects primarily the exposure outstanding on the bank borrowings and derivative financial instruments where the denomination of the loan is in a currency other than the functional currency of the borrower.

During the year ended December 31, 2013, our subsidiaries in Australia entered into forward foreign exchange contracts to sell or purchase specified amounts of foreign currencies in the future at stipulated exchange rates. The objective of entering into the forward foreign exchange contracts is to reduce the foreign exchange rate-related volatility of revenue streams and capital expenditures and thereby assist in our risk management. These contracts are to sell or purchase U.S. dollars with Australian dollars. The outstanding contracts to sell U.S. dollars hedge highly probable forecasted sales of coal. Cash flows and any impact to profit or loss arising from all the foreign exchange contracts are expected to occur within one year from the balance sheet date.

As of December 31, 2013, the outstanding notional amount to sell U.S. dollars and buy Australian dollars was approximately RMB1,783 million and RMB3,096 million, respectively, all maturing within one year with forward rates ranging from US$1.00 = A$0.91 to US$1.00 = A$1.01 and floor price and ceiling price of US$1.00 = A$0.83 and US$1.00 = A$0.9015, respectively.

As of December 31, 2013, the outstanding notional amount to sell Australian dollars and buy Euro was approximately RMB67 million, maturing within one year with forward rates ranging from A$1.00 = €0.6721 to A$1.00 = €0.7700.

As of December 31, 2013, the outstanding notional amount to sell Australian dollars and buy British Pounds was approximately RMB2 million, maturing within one year with forward rate at A$1.00 = £0.5615.

As of December 31, 2013, the outstanding notional amount to sell United States dollars and buy Euro was approximately RMB100 million maturing within one year with a forward rate at US$1.00 = €0.731.

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

Inflation Risk

The recent global economic slowdown and turmoil in the global financial markets that began in the second half of 2008 have had a negative impact on the PRC economy, including increases in the inflation rate as measured by the consumer price index. According to the National Bureau of Statistics of the PRC, the change in the Consumer Price Index in China was 5.4%, 2.6% and 2.6% in 2011, 2012 and 2013, respectively. Inflation generally results in an increase of fuel prices, which is a component of our cost of sales. An increase in the price of fuel could lead to a corresponding increase in the cost of our coal production and have a material adverse effect on our business and results of operations.

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

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.02 (or less) per ADSs (or portion of ADSs)	• Cash distribution

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities to holders of deposited securities that are distributed by the depositary to ADS registered holders

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The Bank of New York Mellon, as depositary, has agreed to waive certain standard fees related to the administration of our ADR program and investor relationship programs. From January 1, 2013 to December 31 2013, the total amount of the fees that were waived was US$131,176.79.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2013, we were not in default, in arrears or otherwise delinquent in the payment of principal or interest of any indebtedness or dividends.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our general manager and chief financial officer, our management evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as amended) as of December 31, 2013. Based on the evaluation described below, our general manager and chief financial officer concluded that, as of that date, our disclosure controls and procedures were effective.

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

Management conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (1992). Based on this assessment, management concluded that our internal control over financial reporting was effective to provide reasonable assurance that the desired control objectives were achieved as at December 31, 2013.

The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by Grant Thornton, our independent registered public accounting firm, as stated in their report which is included herein.

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

Upon approval at the 2012 Annual General Meeting held on May 15, 2013, Grant Thornton firms (i.e. Grant Thornton and Grant Thornton Hong Kong) and ShineWing Certified Public Accountants were appointed as our international and domestic auditors, respectively, for the year ended December 31, 2013. Grant Thornton Hong Kong and Grant Thornton audit the financial statements of the Company with respect to the listing of the H shares on the Hong Kong Stock Exchange and reporting requirements of the Hong Kong Stock Exchange and the listing of the ADSs on the NYSE and reporting requirements of the SEC and the NYSE, respectively. Grant Thornton is therefore the principal auditor for the purpose of this filing.

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

The following table sets forth the aggregate audit fees of Grant Thornton firms, ShineWing Certified Public Accountants and ShineWing Hall Chadwicks for periods indicated:

	Audit Fees
	(RMB)	(AUD)
2012	7,300,000	1,350,000
2013	7,800,000	1,350,000

Audit fees paid to Grant Thornton firms amounted to RMB3,900,000 and RMB3,650,000 during the years ended December 31, 2013 and 2012, respectively.

Audit-related Fees, Tax Fees, All Other Fees

We did not incur other audit-related fees, tax fees or other fees for professional service rendered by our principal accountants during the last two fiscal years.

Audit Committee Pre-Approval Policies and Procedures

The audit committee of our Board of Directors is responsible for, among other things, the recommendation or termination of external auditors subject to the requirements of applicable domestic and overseas listing rules and regulations. Before our principal accountants were engaged by the Company or our subsidiaries to render audit or non-audit services, their respective engagements were approved by our audit committee. All of the audit services provided by Grant Thornton (SEC principal auditor), Grant Thornton Hong Kong (Hong Kong H Share auditor) and ShineWing Certified Public Accountants (China domestic statutory auditor) in 2013 were pre-approved by our audit committee.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report on Form 20-F.

ITEM 19.	EXHIBITS

Documents filed as exhibits to this annual report:

Exhibit Number	Description

1.1	Articles of Association as amended on May 15, 2013 (English Translation)(1)

4.1	Financial Services Agreement between Yankuang Group Financial Company and Yanzhou Coal Mining Company Limited dated March 22, 2013

4.2	Financial Services Agreement between Yankuang Group Financial Company and Yanzhou Coal Mining Company Limited dated March 21, 2014

4.3	Special Labour & Service Supply Agreement between Yankuang Group Company Limited and Yanzhou Coal Mining Company Limited dated March 21, 2014

8.1	List of subsidiaries of Yanzhou Coal Mining Company Limited

12.1	Certification of general manager pursuant to Rule 13a-14 or 15d-14 promulgated under the U.S. Securities Act of 1934

12.2	Certification of chief financial officer pursuant to Rule 13a-14 or 15d-14 promulgated under the U.S. Securities Act of 1934

13.1	Certification of general manager pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Certification of chief financial officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

(1)	Incorporated by reference to our announcement furnished to the Securities and Exchange Commission on Form 6-K filing on June 28, 2013.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YANZHOU COAL MINING COMPANY LIMITED (Registrant)

Date: April 29, 2014	By:	/S/ Yin Mingde
	Name:	Yin Mingde
	Title:	General Manager

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

AND REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

YANZHOU COAL MINING COMPANY LIMITED 兖州煤业股份有限公司

(A joint stock company with limited liability established in the People’s Republic of China)

We have audited the accompanying consolidated balance sheets of Yanzhou Coal Mining Company Limited and its subsidiaries (the “Group”) as of December 31, 2013 and 2012, and the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Yanzhou Coal Mining Company Limited and its subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated April 29, 2014 expressed an unqualified opinion thereon.

/s/ Grant Thornton

Beijing, People’s Republic of China

April 29, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

YANZHOU COAL MINING COMPANY LIMITED 兖州煤业股份有限公司

(A joint stock company with limited liability established in the People’s Republic of China)

We have audited the internal control over financial reporting of Yanzhou Coal Mining Company Limited and its subsidiaries (the “Group”) as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Group as of and for the year ended December 31, 2013, and our report dated April 29, 2014 expressed an unqualified opinion on those financial statements.

/s/ Grant Thornton

Beijing, People’s Republic of China

April 29, 2014

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
	NOTES	2013	2012	2011
		RMB’000	RMB’000 (restated)	RMB’000 (restated)
GROSS SALES OF COAL	7	54,444,843	56,200,600	45,181,229
RAILWAY TRANSPORTATION SERVICE INCOME		457,898	464,068	476,852
GROSS SALES OF ELECTRICITY POWER		332,125	323,646	327,969
GROSS SALES OF METHANOL		1,155,742	1,117,952	1,059,323
GROSS SALES OF HEAT SUPPLY		11,218	39,918	20,467

TOTAL REVENUE		56,401,826	58,146,184	47,065,840

TRANSPORTATION COSTS OF COAL	7	(2,024,196)	(2,104,225)	(1,248,268)
COST OF SALES AND SERVICE PROVIDED	8	(42,511,838)	(42,148,988)	(25,986,735)
COST OF ELECTRICITY POWER		(320,515)	(330,803)	(362,472)
COST OF METHANOL		(850,788)	(911,203)	(930,239)
COST OF HEAT SUPPLY		(6,709)	(25,130)	(13,777)

GROSS PROFIT		10,687,780	12,625,835	18,524,349

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	9	(10,380,713)	(7,987,636)	(6,570,203)
SHARE OF PROFIT OF ASSOCIATES	27	233,897	141,986	68,939
SHARE OF LOSS OF JOINT VENTURES	30	(376,032)	(191,575)	—
OTHER INCOME	10	1,020,577	2,930,445	1,075,765
INTEREST EXPENSES	11	(1,765,777)	(1,448,679)	(839,305)

(LOSS) PROFIT BEFORE INCOME TAXES	13	(580,268)	6,070,376	12,259,545

INCOME TAXES	12	394,815	(36,189)	(3,466,948)

(LOSS) PROFIT FOR THE YEAR		(185,453)	6,034,187	8,792,597

Attributable to:
Equity holders of the Company		777,368	6,065,570	8,745,092
Non-controlling interests		(962,821)	(31,383)	47,505

		(185,453)	6,034,187	8,792,597

EARNINGS PER SHARE, BASIC	16	RMB 0.16	RMB 1.23	RMB 1.78

EARNINGS PER ADS, BASIC	16	RMB 1.58	RMB 12.33	RMB 17.78

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2013	2012	2011
	RMB’000	RMB’000 (restated)	RMB’000 (restated)
(Loss) Profit for the year	(185,453)	6,034,187	8,792,597

Other comprehensive (loss) income (after income tax):
Items that may be reclassified subsequently to profit or loss:

Available-for-sales investments:
Change in fair value	5,283	(5,923)	(20,763)
Deferred taxes	(1,321)	1,481	5,190

	3,962	(4,442)	(15,573)

Cash flow hedges:
Cash flow hedge amounts recognized in other comprehensive income	(1,265,664)	110,196	(213,459)
Reclassification adjustments for amounts transferred to income statement (included in selling, general and administrative expenses)	(39,729)	(26,501)	12,627
Deferred taxes	395,395	(28,641)	62,073

	(909,998)	55,054	(138,759)
Share of other comprehensive income of associates	—	90	—
Exchange difference arising on translation of foreign operations	(3,684,529)	297,721	(569,310)

Other comprehensive (loss) income for the year	(4,590,565)	348,423	(723,642)

Total comprehensive (loss) income for the year	(4,776,018)	6,382,610	8,068,955

Attributable to:
Equity holders of the Company	(3,069,475)	6,413,993	8,021,450
Non-controlling interests	(1,706,543)	(31,383)	47,505

	(4,776,018)	6,382,610	8,068,955

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		At December 31,		At January 1,
	NOTES	2013	2012	2012
		RMB’000	RMB’000 (restated)	RMB’000 (restated)
ASSETS

CURRENT ASSETS
Bank balances and cash	17	10,922,637	12,717,358	8,145,297
Term deposits	17	4,441,210	3,186,957	9,543,214
Restricted cash	17	111,349	190,090	21,076
Bills and accounts receivable	18	9,019,505	7,459,603	7,312,074
Royalty receivable	19	105,584	114,798	—
Inventories	20	1,589,220	1,565,531	1,391,247
Prepayments and other receivables	21	5,259,576	4,196,999	3,624,879
Prepaid lease payments	22	18,701	18,418	18,975
Prepayment for resources compensation fees		—	—	3,356
Derivative financial instruments	36	16,651	90,731	104,910
Tax recoverable		39,964	293,006	4,637

TOTAL CURRENT ASSETS		31,524,397	29,833,491	30,169,665

NON-CURRENT ASSETS
Intangible assets	23	38,256,388	33,634,245	26,205,619
Prepaid lease payments	22	676,202	695,675	713,425
Prepayment for resources compensation fees		—	—	5,309
Property, plant and equipment	24	41,896,508	39,503,103	31,273,824
Goodwill	25	2,460,551	2,573,811	1,866,037
Investments in securities	26	211,559	207,076	372,800
Interests in associates	27	2,744,957	2,624,276	1,683,897
Interests in joint ventures	30	488,350	998,627	19,453
Restricted cash	17	35,102	—	387,066
Long term receivables	28	1,906,397	2,001,458	300,083
Royalty receivable	19	1,028,790	1,234,649	—
Deposits made on investments	29	121,926	3,253,381	2,557,807
Deferred tax assets	39	6,107,062	5,605,284	1,335,165

TOTAL NON-CURRENT ASSETS		95,933,792	92,331,585	66,720,485

TOTAL ASSETS		127,458,189	122,165,076	96,890,150

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bills and accounts payable	32	2,716,675	6,811,760	2,240,844
Other payables and accrued expenses	33	8,385,134	9,013,797	7,344,815
Provision for land subsidence, restoration, rehabilitation and environmental costs	34	3,321,564	3,291,857	2,856,229
Amounts due to Parent Company and its subsidiary companies		44,737	93,712	352,625
Borrowings - due within one year	35	11,275,056	7,712,592	19,588,496
Long term payable and provision - due within one year	38	439,000	399,553	3,205
Derivative financial instruments	36	315,111	128,077	222,089
Contingent value rights shares liabilities	37	1,408,729	—	—
Tax payable		909,967	1,171,341	2,113,168

TOTAL CURRENT LIABILITIES		28,815,973	28,622,689	34,721,471

NON-CURRENT LIABILITIES
Borrowings - due after one year	35	44,099,955	33,283,790	14,869,324
Deferred tax liability	39	8,468,421	7,563,948	3,816,873
Provision for land subsidence, restoration, rehabilitation and environmental costs	34	532,144	478,409	325,414
Contingent value rights shares liabilities	37	—	1,432,188	—
Long term payable and provision - due after one year	38	1,555,635	2,063,922	15,028

TOTAL NON-CURRENT LIABILITIES		54,656,155	44,822,257	19,026,639

TOTAL LIABILITIES		83,472,128	73,444,946	53,748,110

CAPITAL AND RESERVES
Share capital	40	4,918,400	4,918,400	4,918,400
Reserves		35,460,278	40,611,634	37,533,080

Equity attributable to equity holders of the Company		40,378,678	45,530,034	42,451,480
Non-controlling interests	51	3,607,383	3,190,096	690,560

TOTAL EQUITY		43,986,061	48,720,130	43,142,040

TOTAL LIABILITIES AND EQUITY		127,458,189	122,165,076	96,890,150

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Future development fund	Statutory common reserve fund	Translation reserve	Investment revaluation reserve	Cash flow hedge reserve	Retained earnings	Attributable to equity holders of the Company	Non-controlling interests	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(note 40)		(note 40)	(note 40)
Balance at January 1, 2011	4,918,400	2,981,002	3,660,624	3,870,420	192,478	87,523	30,488	21,590,951	37,331,886	106,565	37,438,451
Profit for the year (restated)	—	—	—	—	—	—	—	8,745,092	8,745,092	47,505	8,792,597
Other comprehensive income :
- Fair value change of available-for-sale investments	—	—	—	—	—	(15,573)	—	—	(15,573)	—	(15,573)
- Cash flow hedge reserve recognized	—	—	—	—	—	—	(138,759)	—	(138,759)	—	(138,759)
- Exchange difference arising on translation of foreign operations	—	—	—	—	(569,310)	—	—	—	(569,310)	—	(569,310)

Total comprehensive income for the year (restated)	—	—	—	—	(569,310)	(15,573)	(138,759)	8,745,092	8,021,450	47,505	8,068,955
Transactions with owners
- Appropriations to reserves	—	—	490,161	681,340	—	—	—	(1,171,501)	—	—	—
- Dividends	—	—	—	—	—	—	—	(2,901,856)	(2,901,856)	(440)	(2,902,296)
- Acquisition of a subsidiary (note 50)	—	—	—	—	—	—	—	—	—	536,930	536,930

Total transactions with owners	—	—	490,161	681,340	—	—	—	(4,073,357)	(2,901,856)	536,490	(2,365,366)

Balance at December 31, 2011 (restated)	4,918,400	2,981,002	4,150,785	4,551,760	(376,832)	71,950	(108,271)	26,262,686	42,451,480	690,560	43,142,040

Balance at January 1, 2012	4,918,400	2,981,002	4,150,785	4,551,760	(376,832)	71,950	(108,271)	26,445,696	42,634,490	690,560	43,325,050
Effect on changes in accounting policy (note 3)	—	—	—	—	—	—	—	(183,010)	(183,010)	—	(183,010)

Balance at January 1, 2012 (restated)	4,918,400	2,981,002	4,150,785	4,551,760	(376,832)	71,950	(108,271)	26,262,686	42,451,480	690,560	43,142,040
Profit for the year (restated)	—	—	—	—	—	—	—	6,065,570	6,065,570	(31,383)	6,034,187
Other comprehensive income :
- Fair value change of available-for-sale investments	—	—	—	—	—	(4,442)	—	—	(4,442)	—	(4,442)
- Cash flow hedge reserve recognized	—	—	—	—	—	—	55,054	—	55,054	—	55,054
- Exchange difference arising on translation of foreign operations	—	—	—	—	297,721	—	—	—	297,721	—	297,721
- Share of other comprehensive income of associates	—	—	—	—	—	90	—	—	90	—	90

Total comprehensive income for the year (restated)	—	—	—	—	297,721	(4,352)	55,054	6,065,570	6,413,993	(31,383)	6,382,610
Transactions with owners
- Appropriations to reserves	—	—	645,219	423,618	—	—	—	(1,068,837)	—	—	—
- Dividends	—	—	—	—	—	—	—	(2,803,488)	(2,803,488)	(47,095)	(2,850,583)
- Contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	49,000	49,000
- Disposal of partial interests in Yancoal Australia	—	—	—	—	—	—	—	(430,971)	(430,971)	2,569,101	2,138,130
- Deferred Tax arising from the restructuring of Australian subsidiaries (restated)	—	—	—	—	—	—	—	(100,980)	(100,980)	(40,087)	(141,067)

Total transactions with owners (restated)	—	—	645,219	423,618	—	—	—	(4,404,276)	(3,335,439)	2,530,919	(804,520)

Balance at December 31, 2012 (restated)	4,918,400	2,981,002	4,796,004	4,975,378	(79,111)	67,598	(53,217)	27,923,980	45,530,034	3,190,096	48,720,130

Balance at January 1, 2013	4,918,400	2,981,002	4,796,004	4,975,378	(79,111)	67,598	(53,217)	28,220,302	45,826,356	3,264,842	49,091,198
Effect on changes in accounting policy	—	—	—	—	—	—	—	(296,322)	(296,322)	(74,746)	(371,068)

Balance at January 1, 2013 (restated)	4,918,400	2,981,002	4,796,004	4,975,378	(79,111)	67,598	(53,217)	27,923,980	45,530,034	3,190,096	48,720,130
Loss for the year	—	—	—	—	—	—	—	777,368	777,368	(962,821)	(185,453)
Other comprehensive loss:
- Fair value change of available-for-sale investments	—	—	—	—	—	3,962	—	—	3,962	—	3,962
- Cash flow hedge reserve recognized	—	—	—	—	—	—	(697,568)	—	(697,568)	(212,430)	(909,998)
- Exchange difference arising on translation of foreign operations	—	—	—	—	(3,153,237)	—	—	—	(3,153,237)	(531,292)	(3,684,529)

Total comprehensive loss for the year	—	—	—	—	(3,153,237)	3,962	(697,568)	777,368	(3,069,475)	(1,706,543)	(4,776,018)
Transactions with owners
- Acquisition of Hao Sheng (Note 43)	—	—	—	—	—	—	—	—	—	2,401,737	2,401,737
- Increase of the registered capital of Hao Sheng	—	—	—	—	—	—	—	—	—	75,540	75,540
- Stamp duty arising from the restructuring of Australian subsidiaries	—	—	—	—	—	—	—	(71,140)	(71,140)	—	(71,140)
- Set up of Rizhao	—	—	—	—	—	—	—	—	—	147,000	147,000
- Appropriations to and utilisation of reserves	—	—	(820,272)	535,945	—	—	—	284,327	—	—	—
- Dividends	—	—	—	—	—	—	—	(1,770,624)	(1,770,624)	(60,277)	(1,830,901)
- Acquisition of non-controlling interests (Note 50)	—	—	—	—	—	—	—	(240,117)	(240,117)	(440,170)	(680,287)

Total transactions with owners	—	—	(820,272)	535,945	—	—	—	(1,797,554)	(2,081,881)	2,123,830	41,949

Balance at December 31, 2013	4,918,400	2,981,002	3,975,732	5,511,323	(3,232,348)	71,560	(750,785)	26,903,794	40,378,678	3,607,383	43,986,061

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	NOTES	2013	2012	2011
		RMB’000	RMB’000 (restated)	RMB’000 (restated)
OPERATING ACTIVITIES

(Loss) Profit before income taxes		(580,268)	6,070,376	12,259,545
Adjustments for:
Interest expenses		1,765,777	1,448,679	839,305
Interest income		(489,348)	(722,336)	(357,708)
Dividend income		(71,395)	(3,702)	(2,433)
Net unrealized foreign exchange losses (gain)		581,145	(1,359,747)	244,655
Depreciation of property, plant and equipment		3,124,953	2,819,404	2,266,017
Release of prepaid lease payments		18,728	18,363	19,018
Amortization of prepayment for resources compensation fees		—	—	3,355
Bargain purchase		—	(1,269,269)	—
Amortization of intangible assets		1,325,078	1,177,595	720,008
(Reversal) provision of impairment loss on accounts receivable and other receivables		(742)	6,452	(101)
Impairment loss on inventories		58,274	140,883	—
Impairment loss on property, plant and equipment		—	226,925	281,994
Impairment loss on intangibles assets		2,052,238	417,214	—
Impairment loss on goodwill		—	17,625	—
Share of loss of joint ventures		376,032	191,575	—
Share of profit of associates		(233,897)	(141,986)	(68,939)
Loss on fair value change of contingent value rights shares liabilities		241,223	79,423	—
(Gain) Loss on disposal of property, plant and equipment		(14,973)	(9,862)	108,627
Loss on disposal of intangible assets		4,400	—	—

Operating cash flows before movements in working capital		8,157,225	9,107,612	16,313,343

(Increase) decrease in bills and accounts receivable		(1,722,004)	(93,403)	2,800,237
(Increase) decrease in inventories		(264,844)	(58,993)	403,324
Movement in land subsidence, restoration, rehabilitation and environmental cost		170,486	484,739	556,706
Increase in prepayments and other current assets		(1,377,975)	(186,137)	(730,741)
(Decrease) increase in bills and accounts payable		(3,187,931)	246,081	537,775
(Decrease) increase in other payables and accrued expenses		(1,223,267)	412,693	531,298
Decrease in long-term payable and provision		(35,670)	(93,090)	(16,327)

Cash generated from operations		516,020	9,819,502	20,395,615

Income taxes paid		(1,755,881)	(2,684,720)	(2,155,602)
Interest paid		(1,624,380)	(1,296,338)	(608,601)
Interest received		478,572	645,840	343,431
Dividend received		71,395	3,702	2,433
Dividend received from associates		113,216	15,624	—

NET CASH (USED IN) FROM OPERATING ACTIVITIES		(2,201,058)	6,503,610	17,977,276

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—Continued

		Year ended December 31,
	NOTES	2013	2012	2011
		RMB’000	RMB’000 (restated)	RMB’000 (restated)
INVESTING ACTIVITIES

(Increase) decrease in term deposits		(1,286,055)	6,356,257	(6,975,492)
Decrease in restricted cash		43,748	223,525	1,002,057
Purchase of property, plant and equipment		(10,221,406)	(6,230,426)	(8,619,515)
Increase in long term receivables		(245,779)	(349,217)	(300,083)
Increase in deposit made on investments		(4,000)	(695,574)	(394,128)
Proceeds on disposal of property, plant and equipment		80,236	226,876	57,956
Acquisition of Beisu and Yangcun	44	—	(816,011)	—
Acquisition of Gloucester	45	—	237,315	—
Investments in securities		(202)	—	(169,121)
Investments in associates		—	(810,000)	(540,000)
Acquisition of An Yuan Coal Mine	46	—	—	(355,000)
Acquisition of Hao Sheng	43	(802,089)	—	—
Acquisition of additional interests in joint operations	47	—	—	(1,494,767)
Acquisition of Syntech	48	—	—	(1,316,174)
Acquisition of Premier coal and Wesfarmers Char	49	—	—	(2,057,276)
Acquisition of Xintai	50	(680,287)	—	(2,751,557)
Acquisition of potash mineral exploration permits		—	—	(1,645,227)
Purchase of intangible assets		(388,536)	(1,330,117)	(52,648)

NET CASH USED IN INVESTING ACTIVITIES		(13,504,370)	(3,187,372)	(25,610,975)

FINANCING ACTIVITIES

Dividends paid		(1,770,624)	(2,803,488)	(2,901,856)
Proceeds from bank borrowings		21,103,061	12,281,525	16,712,320
Repayment of bank borrowings		(10,000,905)	(17,338,107)	(4,367,079)
Repayment of other borrowings		(2,057,376)	(2,225,731)	—
Expenses arising from acquisition of Gloucester		—	(33,867)	—
Proceeds from issuance of guaranteed notes		5,997,500	11,262,900	—
Dividends paid to non-controlling interests of a subsidiary		(60,277)	(47,095)	(2,408)
Contribution from non-controlling interests		75,540	49,000	—

NET CASH FROM FINANCING ACTIVITIES		13,286,919	1,145,137	9,440,977

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(2,418,509)	4,461,375	1,807,278
CASH AND CASH EQUIVALENTS, AT JANUARY 1		12,717,358	8,145,297	6,771,314
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		623,788	110,686	(433,295)

CASH AND CASH EQUIVALENTS, AT DECEMBER 31, REPRESENTED BY BANK BALANCES AND CASH		10,922,637	12,717,358	8,145,297

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

Organization and principal activities

Yanzhou Coal Mining Company Limited (the “Company”, together with its subsidiaries, the “Group”) is established as a joint stock company with limited liability in the People’s Republic of China (the “PRC”). In April 2001, the status of the Company was changed to that of a Sino-foreign joint stock limited company. The Company’s A shares are listed on the Shanghai Stock Exchange (“SSE”), its H shares are listed on The Stock Exchange of Hong Kong (the “SEHK”), and its American Depositary Shares (“ADS”, one ADS represents 10 H shares) are listed on the New York Stock Exchange, Inc. The address of the registered office and principal place of business of the Company is 298 Fushan South Road, Zoucheng, Shandong Province, PRC.

The Company operates eight coal mines, namely the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine, Jining II coal mine (“Jining II”), Jining III coal mine (“Jining III”), Beisu coal mine (“Beisu”) and Yangcun coal mine (“Yangcun”) as well as a regional rail network that links the eight mines with the national rail network. The Company’s parent and ultimate holding company is Yankuang Group Corporation Limited (the “Parent Company”), a state-owned enterprise in the PRC.

The principal activities of the Company’s subsidiaries, associates, joint ventures and joint operations are set out in notes 60, 27, 30 and 31 respectively.

As at December 31, 2013, the Group had net current assets of RMB2,708,424,000 (2012: RMB1,210,802,000 (restated)) and total assets less current liabilities of RMB98,642,216,000 (2012: RMB93,542,387,000 (restated)).

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1. GENERAL—Continued

Acquisitions and establishment of major subsidiaries—continued

In 2011, Ordos acquired 80% equity interest of Inner Mongolia Xintai Coal Mining Company Limited (“Xintai”) at a consideration of RMB2,801,557,000 from an independent third party. Xintai owns and operates Wenyu Coal Mine in Inner Mongolia. The principal activities of Xintai are coal production and coal sales. On September 30, 2013, Ordos acquired remaining 20% of non-controlling interests of Xintai with consideration of RMB680,287,000.

In 2011, the Company acquired 100% equity interests in Syntech Holdings Pty Ltd and Syntech Holdings II Pty Ltd (collectively “Syntech”) at a cash consideration of AUD208,480,000. The principal activities of Syntech include exploration, production, sorting and processing of coal. The acquisition was completed on August 1, 2012.

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

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

In 2012, the Company entered into an agreement for investment in Shandong Coal Trading Centre Co., Limited (“Trading Centre”) with two third parties. The Company contribute RMB51,000,000 which represents 51% of the equity interest in Trading Centre. The principal activities of Trading Centre is to provide coal trading and relevant advisory services. Trading Centre has not yet commenced any business.

In 2010, the Company entered into a co-operative agreement with three independent third parties to acquire 51% equity interest of Inner Mongolia Hao Sheng Coal Mining Limited (“Hao Sheng”) and obtained the mining rights of the Shilawusu Coal Field (“the mining right”) in the name of Hao Sheng. From 2011 to 2013, the Company entered into agreements with contract parties to further acquire equity interest in Hao Sheng and increase Hao Sheng’s registered capital. Upon completion of these agreements during the period, the Company owns 74.82% equity interest in Hao Sheng with total consideration of RMB7,136,536,000. During the year, the Company made additional contribution of RMB224,460,000 to registered capital in proportion to its equity interest. As at December 31, 2013, Hao Sheng has not yet commenced any business.

In 2012, the Company entered into a cooperation agreement with two independent third parties to set up a company, Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd. (“Rizhao”), to act as a coal blending, storage and distribution base in Rizhao Port. Upon completion of registration procedures during the year, the Company contributed RMB153, 000,000, which represents 51% equity interest of Rizhao.

2. BASIS OF PREPARATION

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The consolidated financial statements were approved and authorized for issue by the Board of Directors on April 29, 2014.

The consolidated financial statements are presented in Renminbi (“RMB”), which is also the functional currency of the Company.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group had applied, for the first time, the following revised standards (“new IFRSs”) applicable to the Group issued by the International Accounting Standards Board (the “IASB”) and the International Financial Reporting Interpretations Committee (the “IFRIC”) of the IASB, which are effective for the Group’s financial year beginning on January 1, 2013.

IFRSs (Amendments)	Annual Improvements to IFRSs 2009-2011 Cycle
IFRS 7 (Amendments)	Disclosures – Offsetting Financial Assets and Financial Liabilities
IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Arrangements
IFRS 12	Disclosure of Interests in Other Entities
IFRS 10, IFRS 11 and IFRS 12 (Amendments)	Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance
IFRS 13	Fair Value Measurement
IAS 1 (Amendments)	Presentation of Items of Other Comprehensive Income
IAS 19 (Revised)	Employee Benefits
IAS 28 (Revised)	Investments in Associates and Joint Ventures
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine

Except as described above, the accounting policies adopted for the current year are consistent with those adopted for the Group’s financial statements for the year ended December 31, 2012.

Except as described below, the application of the above new or revised IFRSs for the current year had no material impact on the amounts reported and/or disclosures set out in the consolidated financial statements for the year.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS—Continued

•	IFRS 11 Joint Arrangements

IFRS 11 introduces new accounting requirements for joint arrangements, replacing IAS 31-Interests in Joint Ventures. The option to apply the proportional consolidation method when accounting for jointly controlled entities is removed. Additionally, IFRS 11 eliminates jointly controlled assets to now only differentiate between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets.

After the review and assessment made by the directors of the Company, the directors concluded that the Group’s investment which was classified as jointly controlled entities under IAS 31 should be classified as joint ventures under IFRS 11 and will continue to apply the equity method.

•	IFRS 13 Fair Value Measurement

IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for certain exemptions. IFRS 13 requires the disclosures of fair values through a “fair value hierarchy”. The hierarchy categorizes the inputs used in valuation techniques into three levels. The hierarchy gives the highest priority to (unadjusted) quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure fair value are categorized into different levels of the fair value hierarchy, the fair value measurement is categorized in its entirety in the level of the lowest level input that is significant to the entire measurement.

For disclosure relating the fair value, please refer to note 42.

•	IAS 1 (Amendments) Presentation of Items of Other Comprehensive Income

The amendments to IAS 1 require additional disclosures to be made in the other comprehensive section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis—the amendments do not change the existing option to present items of other comprehensive income either before tax or net of tax. The amendments have been applied retrospectively, and hence the presentation of items of other comprehensive income has been modified to reflect the changes.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS—Continued

•	IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine applies to waste removal costs incurred during the production phase of a surface mine (“production stripping costs”). Under the Interpretation, the costs from this waste removal activity (“stripping”) which provide improved access to ore are recognized as a non-current asset (“stripping activity asset”) when certain criteria are met, whereas the costs of stripping activities where the benefit is realised in the form of inventory produced are accounted for in accordance with IAS 2 Inventories. The stripping activity asset is accounted for as an addition to, or as an enhancement of, an existing asset and classified as tangible or intangible according to the nature of the existing asset of which it forms part. When the costs of the stripping activity asset and the inventory produced are not separately identifiable, production stripping costs are allocated between the inventory produced and the stripping activity asset by using an allocation basis that is based on a relevant production measure.

Prior to the effective of IFRIC 20, stripping costs of the Group and its joint ventures which comprises the accumulation of expenses incurred to enable access to the coal seams, and includes direct removal costs, machinery and plant running costs are deferred then charged to the consolidated income statement in subsequent periods on the basis of run-of-mine (“ROM”) coal tonnes mined. This is calculated by multiplying the ROM coal tonnes mined during the year by the weighted average cost to remove a bank cubic metre (“BCM”) of waste by the stripping ratio (ratio of waste removed in BCMs to ROM coal tonnes mined). The stripping ratio of the Company’s Australian subsidiaries is based on the JORC reserves of each mine.

The requirements in IFRIC 20 differs from the Group and its joint ventures’ previous policies in that only waste stripping costs which provide improved access to ore can be capitalized when certain criteria are met, and the capitalization and amortization of waste stripping costs is undertaken at the level of individual deposits or components thereof rather than on a whole-for-mine basis. In addition, specific transitional rules are provided to deal with any opening deferred stripping balances recognised under the previous accounting policies.

As a result of the adoption of the IFRIC 20, any previously recognised asset that resulted from stripping activity undertaken during the production phase (predecessor stripping asset) is reclassified as part of the existing asset to which the stripping activity related, to the extent that there remains an identifiable component of the orebody with which the predecessor stripping asset can be associated. Such balances are then amortised over the remaining expected useful life of the identified component of the orebody to which each predecessor stripping asset balance relates. If there is no identifiable component of the orebody to which the predecessor asset relates, it has been written off through opening retained earnings at the beginning of the earliest period presented. IFRIC 20 has been applied by Group and its joint ventures prospectively to production stripping costs incurred on or after the beginning of the earliest period presented.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS—Continued

•	IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine—continued

The effects of the application of IFRIC 20 on the consolidated balance sheet at January 1, 2012 and December 31, 2012 are as follows:

	Assets		Liabilities	Equity
	Overburden in advance	Interests in joint ventures	Deferred tax liabilities	Reserves	Non-controlling interests
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At January 1, 2012 as previously reported	261,441	19,453	(3,895,304)	(37,716,090)	(690,560)
Adjustment of IFRIC 20	(261,441)	—	78,431	183,010	—

At January 1, 2012 as restated	—	19,453	(3,816,873)	(37,533,080)	(690,560)

At December 31, 2012 as previously reported	448,889	1,086,985	(7,730,127)	(40,907,956)	(3,264,842)
Adjustment of IFRIC 20	(448,889)	(88,358)	166,179	296,322	74,746

At December 31, 2012 as restated	—	998,627	(7,563,948)	(40,611,634)	(3,190,096)

IFRIC 20 had no material impact on the consolidated balance sheet as at January 1, 2011.

The effects of IFRIC 20 on the consolidated income statement for the year ended December 31, 2012 and for the year ended December 31, 2011 are as follows:

	Increase in cost of sales and service provided	Increase in share of loss of joint ventures	Decrease in income taxes	Decrease in profit for the year	Decrease in earnings per share, basic	Decrease in earnings per ADS, basic
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
For the year ended December 31, 2011	261,441	—	(78,431)	183,010	0.04	0.37
For the year ended December 31, 2012	187,448	88,358	(87,748)	188,058	0.03	0.31

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS—Continued

The Group has not early applied the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

Amendments to IFRSs	Annual Improvements to IFRSs 2010-2012 Cycle[2]
Amendments to IFRSs	Annual Improvements to IFRSs 2011-2013 Cycle[2]
IFRS 9	Financial Instruments[3]
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures[3]
Amendments to IFRS 10 IFRS 12 and IAS 27	Investment Entities[1]
Amendments to IAS 19	Defined Benefit Plans: Employee Contributions[2]
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities[1]
Amendments to IAS 36	Recoverable Amount Disclosures for Non-Financial Assets[1]
Amendments to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting[1]
IFRIC – Int 21	Levies[1]

[1]	Effective for annual periods beginning on or after January 1, 2014, with earlier application permitted.
[2]	Effective for annual periods beginning on or after July 1, 2014, except as disclosed below. Early application is permitted.
[3]	Available for application—the mandatory effective date will be determined when the outstanding phases of IFRS 9 are finalised.

Annual Improvements to IFRSs 2010-2012 Cycle

The Annual Improvements to IFRSs 2010-2012 Cycle include a number of amendments to various IFRSs, which are summarised below.

The amendments to IFRS 2 (i) change the definitions of ‘vesting condition’ and ‘market condition’; and (ii) add definitions for ‘performance condition’ and ‘service condition’ which were previously included within the definition of ‘vesting condition’. The amendments to IFRS 2 are effective for share-based payment transactions for which the grant date is on or after July 1, 2014.

The amendments to IFRS 3 clarify that contingent consideration that is classified as an asset or a liability should be measured at fair value at each reporting date, irrespective of whether the contingent consideration is a financial instrument within the scope of IFRS 9 or IAS 39 or a non-financial asset or liability. Changes in fair value (other than measurement period adjustments) should be recognised in profit and loss. The amendments to IFRS 3 are effective for business combinations for which the acquisition date is on or after July 1, 2014.

The amendments to IFRS 8 (i) require an entity to disclose the judgements made by management in applying the aggregation criteria to operating segments, including a description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have ‘similar economic characteristics’; and (ii) clarify that a reconciliation of the total of the reportable segments’ assets to the entity’s assets should only be provided if the segment assets are regularly provided to the chief operating decision-maker.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS—Continued

Annual Improvements to IFRSs 2010-2012 Cycle—continued

The amendments to the basis for conclusions of IFRS 13 clarify that the issue of IFRS 13 and consequential amendments to IAS 39 and IFRS 9 did not remove the ability to measure short- term receivables and payables with no stated interest rate at their invoice amounts without discounting, if the effect of discounting is immaterial.

The amendments to IAS 16 and IAS 38 remove perceived inconsistencies in the accounting for accumulated depreciation/amortisation when an item of property, plant and equipment or an intangible asset is revalued. The amended standards clarify that the gross carrying amount is adjusted in a manner consistent with the revaluation of the carrying amount of the asset and that accumulated depreciation/amortisation is the difference between the gross carrying amount and the carrying amount after taking into account accumulated impairment losses.

The amendments to IAS 24 clarify that a management entity providing key management personnel services to a reporting entity is a related party of the reporting entity. Consequently, the reporting entity should disclose as related party transactions the amounts incurred for the service paid or payable to the management entity for the provision of key management personnel services. However, disclosure of the components of such compensation is not required.

The directors do not anticipate that the application of the amendments included in the Annual Improvements to IFRSs 2010-2012 Cycle will have a material effect on the Group’s consolidated financial statements.

Annual Improvements to IFRSs 2011-2013 Cycle

The Annual Improvements to IFRSs 2011-2013 Cycle include a number of amendments to various IFRSs, which are summarised below.

The amendments to IFRS 3 clarify that the standard does not apply to the accounting for the formation of all types of joint arrangement in the financial statements of the joint arrangement itself.

The amendments to IFRS 13 clarify that the scope of the portfolio exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis includes all contracts that are within the scope of, and accounted for in accordance with, IAS 39 or IFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities within IAS 32.

The amendments to IAS 40 clarify that IAS 40 and IFRS 3 are not mutually exclusive and application of both standards may be required. Consequently, an entity acquiring investment property must determine whether:

(a) the property meets the definition of investment property in terms of IAS 40; and

(b) the transaction meets the definition of a business combination under IFRS 3.

The directors do not anticipate that the application of the amendments included in the Annual Improvements to IFRSs 2011-2013 Cycle will have a material effect on the Group’s consolidated financial statements.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS—Continued

IFRS 9 Financial Instruments

IFRS 9 issued in 2009 introduces new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in 2010 to include the requirements for the classification and measurement of financial liabilities and for derecognition, and further amended in 2013 to include the new requirements for hedge accounting.

Key requirements of IFRS 9 are described as follows:

•

All recognised financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are subsequently measured at amortised cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortised cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent reporting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognised in profit or loss.

•

With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value of financial liabilities attributable to changes in the financial liabilities’ credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss was presented in profit or loss.

The new general hedge accounting requirements retain the three types of hedge accounting. However, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an ‘economic relationship’. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity’s risk management activities have also been introduced.

The directors anticipate that the adoption of IFRS 9 in the future may have a material impact on the amounts reported in respect of the Group’s financial assets and financial liabilities (e.g. the Group’s investments in equity securities that are currently classified as available-for-sale investments may have to be measured at fair value at the end of subsequent reporting periods, with changes in the fair value being recognised in other comprehensive income. Regarding the Group’s financial assets, it is not practicable to provide a reasonable estimate of that effect until a detailed review has been completed.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS—Continued

Amendments to IFRS 10, IFRS 12 and IAS 27 Investment Entities

The amendments to IFRS 10 define an investment entity and require a reporting entity that meets the definition of an investment entity not to consolidate its subsidiaries but instead to measure its subsidiaries at fair value through profit or loss in its financial statements.

To qualify as an investment entity, a reporting entity is required to:

•	obtain funds from one or more investors for the purpose of providing them with professional investment management services;

•	commit to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both; and

•	measure and evaluate performance of substantially all of its investments on a fair value basis.

Consequential amendments have been made to IFRS 12 and IAS 27 to introduce new disclosure requirements for investment entities.

The directors of the Company do not anticipate that the investment entities amendments will have any effect on the Group’s consolidated financial statements as the Company is not an investment entity.

Amendments to IAS 19 Defined Benefit Plans: Employee Contributions

The amendments to IAS 19 clarify how an entity should account for contributions made by employees or third parties to defined benefit plans, based on whether those contributions are dependent on the number of years of service provided by the employee.

For contributions that are independent of the number of years of service, the entity may either recognise the contributions as a reduction in the service cost in the period in which the related service is rendered, or to attribute them to the employees’ periods of service using the projected unit credit method; whereas for contributions that are dependent on the number of years of service, the entity is required to attribute them to the employees’ periods of service.

The directors of the Company do not anticipate that the application of these amendments to IAS 19 will have a material impact on the Group’s consolidated financial statements as the Group does not have any defined benefit plans.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities

The amendments to IAS 32 clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realisation and settlement’.

The directors of the Company do not anticipate that the application of these amendments to IAS 32 will have a material impact on the Group’s consolidated financial statements as the Group does not have any financial assets and financial liabilities that qualify for offset.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS—Continued

Amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets

The amendments to IAS 36 remove the requirement to disclose the recoverable amount of a cash generating unit (CGU) to which goodwill or other intangible assets with indefinite useful lives had been allocated when there has been no impairment or reversal of impairment of the related CGU. Furthermore, the amendments introduce additional disclosure requirements regarding the fair value hierarchy, key assumptions and valuation techniques used when the recoverable amount of an asset or CGU was determined based on its fair value less costs of disposal.

The directors of the Company do not anticipate that the application of these amendments to IAS 36 will have a material impact on the Group’s consolidated financial statements.

Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting

The amendments to IAS 39 provide relief from the requirement to discontinue hedge accounting when a derivative hedging instrument is novated under certain circumstances. The amendments also clarify that any change to the fair value of the derivative hedging instrument arising from the novation should be included in the assessment of hedge effectiveness.

The directors of the Company do not anticipate that the application of these amendments to IAS 39 will have material effect on the Group’s consolidated financial statements as the Group does not have any derivatives that are subject to novation.

IFRIC – Int 21 Levies

IFRIC – Int 21 Levies addresses the issue of when to recognise a liability to pay a levy. The Interpretation defines a levy, and specifies that the obligating event that gives rise to the liability is the activity that triggers the payment of the levy, as identified by legislation. The Interpretation provides guidance on how different levy arrangements should be accounted for, in particular, it clarifies that neither economic compulsion nor the going concern basis of financial statements preparation implies that an entity has a present obligation to pay a levy that will be triggered by operating in a future period.

The directors of the Company anticipate that the application of IFRIC – Int 21 will not have any material impact on the Group’s consolidated financial statements as the Group does not have any levy arrangements.

The directors considered that except for the abovementioned standards or interpretations, the application of other standards or interpretations will have no material impact to the Group’s financial statements.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are stated at fair value. The accounting policies are set out below.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries.

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the date on which control is transferred to the group or up to the date that control ceases, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

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

When the Group ceases to have control of the entity, any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES—Continued

Business combination—continued

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

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

Joint arrangements

A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligation for its liabilities. A joint operation is an arrangement in which the Group has joint control, whereby the Group has rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

Joint ventures are accounted for using the equity method and the details of equity method of accounting have been set out in the accounting policy forinterests in associates. When a group entity transacts with a jointly controlled entity of the Group, unrealized profits and losses are eliminated to the extent of the Group’s interest in the joint venture.

When Group entity undertakes its activities under joint operations, the Group as a joint operator recognises its direct right to, and its share of jointly held assets, liabilities, revenues and expenses of joint operations. These have been incorporated in the financial statements under appropriate headings.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

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

Any gain or loss arising on the disposal of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized immediately in the consolidated income statement.

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

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

Overburden in advance

Overburden in advance comprises mining stripping (waste removal) costs both during the development and production phase of the Group’s operations.

When stripping costs are included in the development phase of a mine before the production phase commences (development stripping). Such expenditure is capitalised as part of the cost of constructing the mine if it can be demonstrated that it is probable that future economic benefits will be realised, the costs can be reliably measured and the entity can identify the component of the ore body for which access has been improved. The stripping assets subsequently amortised over its useful life using a units of production method, in accordance with the policy applicable to mine properties. The capitalisation of development stripping costs ceases when the mine/component is commissioned and ready for use as intended by management.

Waste development costs incurred in the production phase creates two benefits, being either the production of inventory or improved access to the ore to be mined in the future. Where the benefits are realised in the form of inventory produced in the period, the production stripping costs are accounted for as part of the cost of producing those inventories. Where production stripping costs are incurred and the benefit is improved access to ore to be mined in the future, the costs are recognised as a stripping activity asset in mine properties.

If the costs of the inventory produced and the stripping asset are not separately identifiable, the allocation is undertaken based on waste-to-ore stripping ratio for the particular ore component concerned. If mining of waste in a period occurs in excess of the expected life-of-component average waste-to-ore strip ratio, the excess is recognised as part of the stripping asset. Where mining occurs at or below the expected life-of-component stripping ratio in a period, the entire production stripping cost is allocated to the cost of the ore inventory produced.

Amortisation is provided on the units-of-production method over the life of the identified component of orebody. The units-of-production method results in an amortisation charge proportional to the depletion of the economically recoverable mineral resources (comprising proven and probable reserves).

Stripping costs that do not satisfy the asset recognition criteria are expensed.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES—Continued

Overburden in advance—continued

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES—Continued

Taxation—continued

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES—Continued

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES—Continued

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

Exchange differences on monetary items receivable from or payable to foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on repayment of the monetary items.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES—Continued

Foreign currencies—continued

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. SIGNIFICANT ACCOUNTING POLICIES—Continued

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

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

Financial liabilities

The Group’s financial liabilities including bills and accounts payables, other payables, amounts due to Parent Company and its subsidiary companies, finance lease liabilities, guaranteed notes and bank and other borrowings which are initially recognised at fair value and subsequently measured at amortized cost, using the effective interest method and financial liabilities at fair value through profit or loss.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

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

Derecognition

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets or, the financial assets has been transferred, although the company has neither transferred nor retained substantially all the risk and rewards of ownership of the financial assets, but the Company give up control of the financial assets.

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

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

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the profit and loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the profit or loss.

(ii) Derivatives that do not qualify for hedge accounting and those not designated as hedging instruments

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting and those not designated as hedges are recognized immediately in the profit or loss.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

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

Amortization of assets

Mining reserve and mining resources are amortized on a straight line basis or unit of production basis over the shorter of their useful lives and the contractual period. The expensing of overburden removal costs is based on saleable coal production over estimated economically recoverable reserves. The useful lives are estimated on the basis of the total proven and probable reserves of the mine. Proven and probable mining reserve estimates are updated at regular intervals and have taken into account recent production and technical information about each mine.

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY—Continued

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As at December 31, 2013, the carrying amount of goodwill is RMB2,460,551,000 (2012: RMB2,573,811,000). During the year ended December 31, 2013, no impairment loss on goodwill (2012: RMB17,625,000) was recognised by the Group and details are set out in note 25.

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

Estimated impairment of property, plant and equipment

When there is an impairment indicator, the Group takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. Where the actual future cash flows are less than expected, a material impairment loss may arise. In estimating the future cash flows, the management have taken into account the recent production and technical advancement. As prices and cost levels change from year to year, the estimate of the future cash flow also changes. Notwithstanding the management has used all the available information to make their impairment assessment, inherent uncertainty exists on conditions of the mine and of the environment and actual written off may be higher than the amount estimated. As at December 31, 2013, the carrying amounts of property, plant and equipment is approximately RMB41,896,508,000 (2012: RMB39,503,103,000). During the year ended December 31, 2013, no property, plant and equipment was written off as expenses (2012: nil; 2011: nil). In addition, during the year ended December 31, 2013, no impairment loss on property, plant and equipment (2012: RMB226,925,000; 2011: RMB281,994,000) was recognized by the Group and the details of impairment are set out in note 24.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY—Continued

Estimated impairment of property, plant and equipment—continued

Most of the coal sales by Premier and Wesfarmers Char are governed by a contract signed with an independent power station. The remaining coal sales are to independent third parties which are sold at market prices. The contract with the power station was a required condition in order for the government to grant the mining rights to Premier and Wesfarmers Char. The sales price under the contract is below market price and Premier and Wesfarmers Char are unable to negotiate to revise the terms of the existing contract, including the sale price of coal. Given the current level of market price of coal and rising costs, the Company also expected that the power station may purchase more coal from Premier and Wesfarmers Char, which will drive down the Company’s overall average sales prices. In 2012, a combined assessment of Premier and Wesfarmers Char, being a cash-generating unit, was performed, and hence in 2012, the Company recorded impairment on intangible assets (mining reserves and mining resources) of RMB417,214,000, property, plant and equipment (mining structures) of RMB226,925,000 and goodwill of RMB17,625,000 as selling, general and administrative expenses in its statement of comprehensive income as set out in Note 9 to the financial statements. The Company used the value-in-use method to assess the impairment and the key assumptions included the future market price of the coal, sales volume, and mining costs. The changes in these key assumptions that were applied in the impairment analysis were a decrease of the average coal price from AUD76 per tonne to AUD24 per tonne, a decrease in total sales volume from 141 million tonne to 58 million tonne, an increase in average nominal operating cost from AUD48 per tonne to AUD62 per tonne and an increase in capital expenditure from AUD460 million to AUD584 million. During the year, no provision for impairment losses were made for Premier and Wesfarmers Char by the Group.

In the process of applying the Group’s accounting policies, management has made the following accounting judgements:

Acquisitions

In 2013, the Group acquired a subsidiary and business as set out in note 43. The Group determined whether the acquisition are to be accounted for as acquisition of business or as acquisition of assets by reference to a number of factors including (i) whether the acquiree has relevant input, process or output; (ii) whether the acquire has planned principal activities or is pursuing a plan to produce output and will be able to obtain access to customers.

In addition, the management also made judgement to determine if the Group has taken control over the subsidiaries or assets acquired as from time to time, the registration of transfer of certain operating licences may not be changed immediately upon the payment of consideration.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

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

The accounting policies of the reportable segments are same as the Group’s accounting policies described in note 4. Segment results represents the results of each segment without allocation of corporate expenses and directors’ emoluments, results of associates and joint ventures, interest income, interest expenses and income tax expenses. This is the measure reported to the chief operating decision maker for the purposes of resources allocation and assessment of segment performance.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. SEGMENT INFORMATION—Continued

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the year ended December 31, 2013
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	54,444,843	457,898	1,499,085	—	56,401,826
Inter-segment	456,117	43,337	292,994	(792,448)	—

Total	54,900,960	501,235	1,792,079	(792,448)	56,401,826

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2013
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
RESULT
Segment results	1,844,605	22,720	403,702	—	2,271,027

Unallocated corporate expenses					(1,504,126)
Unallocated corporate income					71,395
Interest income					489,348
Share of (loss) profit of associates	(330,158)	—	564,055		233,897
Share of loss of joint ventures	(376,032)	—	—		(376,032)
Interest expenses					(1,765,777)

Loss before income taxes					(580,268)
Income taxes					394,815

Loss for the year					(185,453)

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. SEGMENT INFORMATION—Continued

BALANCE SHEET

	At December 31, 2013
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
ASSETS
Segment assets	102,090,643	363,874	5,682,418	108,136,935
Interests in associates	1,561,859	—	1,183,098	2,744,957
Interests in joint ventures	488,350	—	—	488,350
Unallocated corporate assets				16,087,947

				127,458,189

LIABILITIES
Segment liabilities	31,275,948	170,879	3,735,244	35,182,071
Unallocated corporate liabilities				48,290,057

				83,472,128

OTHER INFORMATION

	For the year ended December 31, 2013
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Corporate	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions (note 1)	18,709,633	22,285	1,519,220	36	20,251,174
Amortization of intangible assets	1,323,031	—	2,047	—	1,325,078
Release of prepaid lease payments	10,020	5,372	3,336	—	18,728
Impairment loss on intangible assets	2,052,238	—	—	—	2,052,238
Write-off on inventories	58,274	—	—	—	58,274
Depreciation of property, plant and equipment	2,612,359	68,098	442,392	2,104	3,124,953
Impairment losses (reversed) charged on accounts receivable and other receivables	(3,799)	—	2,683	374	(742)

Note 1:	Capital additions include those arising from the acquisition of Hao Sheng during the year.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. SEGMENT INFORMATION—Continued

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the year ended December 31, 2012
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	56,200,600	464,068	1,481,516	—	58,146,184
Inter-segment	219,230	32,560	284,425	(536,215)	—

Total	56,419,830	496,628	1,765,941	(536,215)	58,146,184

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2012
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Eliminations	Consolidated
	RMB’000 (restated)	RMB’000	RMB’000	RMB’000	RMB’000 (restated)
RESULT
Segment results	6,980,578	(52,848)	91,420	—	7,019,150

Unallocated corporate expenses					(2,159,979)
Unallocated corporate income					1,987,137
Interest income					722,336
Share of profit of associates	33,552	—	108,434	—	141,986
Share of loss of joint ventures	(191,575)	—	—	—	(191,575)
Interest expenses					(1,448,679)

Profit before income taxes					6,070,376
Income taxes					(36,189)

Profit for the year					6,034,187

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. SEGMENT INFORMATION—Continued

BALANCE SHEET

	At December 31, 2012
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Consolidated
	RMB’000 (restated)	RMB’000	RMB’000	RMB’000 (restated)
ASSETS
Segment assets	98,354,842	558,152	5,300,584	104,213,578

Interests in associates	192,081	—	2,432,195	2,624,276
Interests in joint ventures	998,627	—	—	998,627
Unallocated corporate assets				14,328,595

				122,165,076

LIABILITIES
Segment liabilities	30,657,045	66,649	4,326,014	35,049,708
Unallocated corporate liabilities				38,395,238

				73,444,946

OTHER INFORMATION

	For the year ended December 31, 2012
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Corporate	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions (note 1)	19,170,069	33,835	1,605,265	70	20,809,239
Investments in associates	3,927	—	810,000	—	813,927
Amortization of intangible assets	1,175,548	—	2,047	—	1,177,595
Release of prepaid lease payments	9,778	5,372	3,213	—	18,363
Impairment loss on property, plant and equipment	226,925	—	—	—	226,925
Impairment loss on intangible assets	417,214	—	—	—	417,214
Write-off on inventories	140,883	—	—	—	140,883
Impairment loss on goodwill	17,625	—	—	—	17,625
Depreciation of property, plant and equipment	2,293,828	78,668	443,746	3,162	2,819,404
Impairment losses charged on (reversed) accounts receivable and other receivables	7,270	—	(818)	—	6,452

Note 1:	Capital additions include those arising from the acquisition of assets under the asset transfer agreement with the Parent Company and its subsidiary and the acquisition of Gloucester during the year.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. SEGMENT INFORMATION—Continued

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the year ended December 31, 2011
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Unallocated	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	45,181,229	476,852	1,407,759	—	—	47,065,840
Inter-segment	287,280	51,705	256,364	—	(595,349)	—

Total	45,468,509	528,557	1,664,123	—	(595,349)	47,065,840

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2011
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Eliminations	Consolidated
	RMB’000 (restated)	RMB’000	RMB’000	RMB’000	RMB’000 (restated)
RESULT
Segment results	13,215,040	479	(365,011)	—	12,850,508

Unallocated corporate expenses					(699,291)
Unallocated corporate income					520,986
Interest income					357,708
Share of profit of associates	43,124	—	25,815	—	68,939
Interest expenses					(839,305)

Profit before income taxes					12,259,545
Income taxes					(3,466,948)

Profit for the year					8,792,597

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. SEGMENT INFORMATION—Continued

BALANCE SHEET

	At December 31, 2011
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Consolidated
	RMB’000 (restated)	RMB’000	RMB’000	RMB’000 (restated)
ASSETS
Segment assets	80,149,706	604,824	4,474,098	85,228,628

Interests in associates	170,226	—	1,513,671	1,683,897
Interests in joint ventures	19,453	—	—	19,453
Unallocated corporate assets				9,958,172

				96,890,150

LIABILITIES
Segment liabilities	22,948,089	72,476	2,857,624	25,878,189
Unallocated corporate liabilities				27,869,921

				53,748,110

OTHER INFORMATION

	For the year ended December 31, 2011
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Unallocated	Corporate	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions (note 1)	22,736,499	40,890	555,250	—	3,790	23,336,429
Investments in associates	540,000	—	—	—	—	540,000
Amortization of intangible assets	717,709	252	2,047	—	—	720,008
Release of prepaid lease payments	10,432	5,372	3,214	—	—	19,018
Impairment loss on property, plant and equipment	—	—	281,994	—	—	281,994
Depreciation of property, plant and equipment	1,711,257	73,885	477,872	—	3,003	2,266,017
Impairment losses (reversed) charged on accounts receivable and other receivables	(789)	—	688	—	—	(101)

Note 1:	Capital additions include those arising from the acquisition of additional interests in joint operations and subsidiaries during the year.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. SEGMENT INFORMATION—Continued

GEOGRAPHICAL INFORMATION

The following table sets out the geographical information. The geographical location of sales to external customers is based on the location at which the services were provided or the goods delivered. The geographical location of the specified non-current assets is based on the physical location of the asset, in the case of property, plant and equipment, the location of the operation to which they are allocated, in the case of intangible assets and goodwill, and the location of operations, in the case of interests in associates and joint ventures.

The geographical information of revenue are as follows:

	Revenue from external customers
	For the year ended December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
The PRC (place of domicile)	47,299,887	48,518,837	38,301,175
Australia	2,130,591	2,297,615	255,206
Others	6,971,348	7,329,732	8,509,459

Total	56,401,826	58,146,184	47,065,840

The geographical information of specified non-current assets are as follows:

	Specified non-current assets
	At December 31,
	2013	2012	2011
	RMB’000	RMB’000 (restated)	RMB’000
The PRC (place of domicile)	52,741,341	36,991,705	31,130,104
Australia	32,090,208	41,205,313	28,986,924
Canada	1,691,407	1,832,719	1,645,227

Total non-current assets	86,522,956	80,029,737	61,762,255

For the year ended December 31, 2013, the revenue from mining segment amounted to RMB54,444,843,000 (2012: RMB56,200,600,000; 2011: RMB45,181,229,000) which including sales to the Group’s largest customer located in the PRC of approximately RMB3,243,219,000 (2012: RMB3,651,630,000; 2011: RMB3,854,540,000). As at December 31, 2013, accounts receivable from this customer accounted for approximately 10.29% (2012: 0%; 2011: 0%) of the Group’s total accounts receivable.

7. SALES OF COAL AND TRANSPORTATION COSTS OF COAL

	Year ended December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Coal sold in the PRC	45,342,904	46,573,253	36,416,565
Coal sold outside the PRC	9,101,939	9,627,347	8,764,664

Total coal sold	54,444,843	56,200,600	45,181,229

Transportation costs for coal sold in the PRC	444,306	281,816	311,708
Transportation costs for coal sold outside the PRC	1,579,890	1,822,409	936,560

Total transportation costs	2,024,196	2,104,225	1,248,268

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. COST OF SALES AND SERVICE PROVIDED

	Year ended December 31,
	2013	2012	2011
	RMB’000	RMB’000 (restated)	RMB’000 (restated)
Materials	3,022,210	3,162,130	2,541,192
Wages and employee benefits	6,724,456	7,282,018	5,846,108
Electricity	764,353	699,648	520,890
Depreciation	2,404,252	2,057,092	1,398,711
Land subsidence, restoration, rehabilitation and environmental costs	1,440,621	1,781,267	1,720,740
Environmental management expenses	128,784	129,235	—
Annual fee and amortization of mining rights (note 23)	1,304,972	1,305,410	848,615
Transportation costs	15,965	80,093	73,560
Cost of traded coal	22,834,366	21,522,897	9,548,869
Business tax and surcharges	541,676	599,784	579,782
Others	3,330,183	3,529,414	2,908,268

	42,511,838	42,148,988	25,986,735

9. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Wages and employee benefits	1,888,932	1,749,759	1,703,713
Additional medical insurance	5,141	80,855	78,285
Staff training costs	4,558	7,630	53,682
Depreciation	417,204	343,133	230,542
Distribution charges	1,448,114	1,292,216	1,078,107
Resource compensation fees (note)	209,493	248,377	263,238
Repairs and maintenance	354,071	693,380	609,211
Research and development	45,110	62,406	119,234
Freight charges	41,185	34,800	29,246
Impairment loss on property, plant and equipment	—	226,925	281,994
Loss on disposal of property, plant and equipment	—	—	108,627
Provision for bad debt	23,931	10,627	1,195
Impairment loss on intangible assets	2,052,238	417,214	—
Impairment loss on goodwill	—	17,625	—
Impairment loss on inventories	58,274	140,883	—
Legal and professional fees	129,496	269,155	94,148
Social welfare and insurance	51,255	207,150	173,349
Utilities relating to administrative buildings	80,042	139,942	175,209
Environmental protection	5,552	46,022	83,690
Travelling, entertainment and promotion	102,670	169,062	188,087
Exchange loss, net	1,686,001	—	—
Coal price adjustment fund	424,017	403,632	367,038
Bonus payments	17,154	11,050	6,409
Other sundry taxes	352,601	397,853	253,583
Others	983,674	1,017,940	671,616

	10,380,713	7,987,636	6,570,203

Note:	In accordance with the relevant regulations, the Group pays resource compensation fees (effectively a government levy) to the Ministry of Geology and Mineral Resources at the rate of 1% on the sales value of raw coal.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. OTHER INCOME

	Year ended December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Dividend income	71,395	3,702	2,433
Gain on sales of auxiliary materials	37,658	32,300	20,751
Government grants	169,957	72,867	29,431
Interest income	489,348	722,336	357,708
Exchange gain, net	—	714,166	518,553
Bargain purchase (note 45)	—	1,269,269	—
Gain on disposals of property, plant and equipment	14,973	9,862	—
Others	237,246	105,943	146,889

	1,020,577	2,930,445	1,075,765

The above dividend income is from listed investments.

11. INTEREST EXPENSES

	Year ended December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Interest expenses on:
- bank and other borrowings wholly repayable within 5 years	1,565,693	1,453,459	804,700
- bank and other borrowings not wholly repayable within 5 years	418,606	88,550	9,675
- bills receivable discounted without recourse	9,341	2,367	24,930

	1,993,640	1,544,376	839,305
Less: interest expenses capitalized into construction in progress	(227,863)	(95,697)	—

	1,765,777	1,448,679	839,305

12. INCOME TAXES

	Year ended December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
		(restated)	(restated)
Income taxes:
Current taxes	1,991,862	1,328,624	3,176,627
Under provision in prior years	(286,292)	142,957	20,174

	1,705,570	1,471,581	3,196,801
Deferred taxes (note 39)
Australian Minerals Resources Rent Tax	141,182	(1,550,277)	—
Others	(2,241,567)	114,885	270,147

	(394,815)	36,189	3,466,948

Except An Yuan Coal Mine and Xintai, the Company and its subsidiaries in the PRC are subject to a standard income tax rate of 25% on its taxable income (2012: 25%; 2011: 25%).

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. INCOME TAXES—Continued

Note: The Australian Minerals Resources Rent Tax (“MRRT”) legislation was enacted on 19 March 2012 and effective from 1 July 2012. According to the relevant provisions of the MRRT tax laws, subsidiaries in Australia are required to determine the starting base allowance on the balance sheet. Book value or market value approach can be selected in calculating the starting base and subsequently amortize within the prescribed useful life. Market value approach was selected for mines in Australia. Under the market value approach, base value is determined based on market value of the coal mines on 1 May 2010 and amortize based on the shorter of the life of mining project, mining rights and mining production.

During 2013, the Australian Government released an exposure draft legislation which proposed to repeal the MRRT legislation. At December 31, 2013, the Australian Government had not passed the repeal legislation.

The total charge for the year can be reconciled to the profit per the consolidated income statement as follows:

	Year ended December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
		(restated)	(restated)
Standard income tax rate in the PRC	25%	25%	25%
Standard income tax rate applied to income before income taxes	(145,067)	1,517,594	3,064,886

Reconciling items:
Effect of (income) expense exempt from taxation	(83,106)	(668,039)	33,520
Deemed interest income from subsidiaries subject to tax	210,978	142,361	63,058
Tax effect of tax losses not recognized	210,460	202,744	217,791
(Over) Under provision in prior years	(286,293)	142,957	20,174
MRRT	96,223	(1,085,194)	—
Utilization of unrecognized tax losses in prior years	(62,637)	(20,700)	(83,336)
Effect of tax rate differences in other taxation jurisdictions	(383,370)	17,768	151,227
Others	47,997	(213,302)	(372)

Income taxes	(394,815)	36,189	3,466,948

Effective income tax rate	68%	0.6%	28%

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. (LOSS) PROFIT BEFORE INCOME TAXES

	Year ended December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
(Loss) Profit before income taxes has been arrived at after charging:
Amortization of intangible assets	1,325,078	1,177,595	720,008
Depreciation of property, plant and equipment
- under finance leases	32,129	8,180	—
- self-owned	3,092,824	2,811,224	2,266,017

Total depreciation and amortization	4,450,031	3,996,999	2,986,025

Release of prepaid lease payments	18,728	18,363	19,018
Impairment loss recognised in respect of:
- Property, plant and equipment	—	226,925	281,994
- Intangible assets	2,052,238	417,214	—
- Goodwill	—	17,625	—
- Inventories	58,274	140,883	—
Auditors’ remuneration	23,771	19,916	18,112
Staff costs, including directors’ and supervisors’ emoluments	9,811,721	10,022,134	8,222,047
Retirement benefit scheme contributions (included in staff costs above)	2,153,433	3,657,504	1,699,443
Cost of inventories	26,437,983	25,425,263	12,723,350
Research and development costs	45,110	62,406	119,234
Operating lease charges in respect of leased premises	65,043	72,400	31,960
and crediting:
(Gain) Loss on disposal of property, plant and equipment	(14,973)	(9,862)	108,627
Exchange loss (gains), net	1,686,001	(714,166)	(518,553)
(Reversal) Provision of impairment loss on accounts receivable and other receivables	(742)	6,452	(101)

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS

(a) Directors’ and supervisors’ emoluments

Details of the directors’ and supervisors’ emoluments are as follows:

	For the year ended December 31, 2013
	Fees	Salaries, allowance and other benefits in kind	Retirement benefit scheme contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Independent non-executive directors
Wang Xiaojun	130	—	—	130
Wang Xianzheng	130	—	—	130
Cheng Faguang	130	—	—	130
Xue Youzhi	130	—	—	130

	520	—	—	520

Executive directors
Li Xiyong	—	—	—	—
Zhang Xinwen	—	—	—	—
Wang Xin	—	—	—	—
Zhang Yingmin	—	512	100	612
Li Weimin	—	—	—	—
Shi Xuerang	—	—	—	—
Wu Yuxiang	—	468	91	559
Zhang Baocai	—	469	92	561
Dong Yunqing	—	470	92	562

	—	1,919	375	2,294

Supervisors
Song Guo	—	—	—	—
Zhang Shengdong	—	—	—	—
Zhou Shoucheng	—	—	—	—
Zhen Ailan	—	—	—	—
Wei Huanmin	—	470	92	562
Xu Bentai	—	461	90	551

	—	931	182	1,113

Other management team
Liu Chun	—	490	96	586
He Ye	—	417	81	498
Tian Fengze	—	486	95	581
Shi Chengzhong	—	481	94	575
Ni Xinghua	—	497	97	594
Lai Cunliang	—	766	—	766

	—	3,137	463	3,600

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

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

No directors waived any of their emoluments in each of the year ended December 31, 2013, 2012 and 2011.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS—Continued

(b) Employees’ emoluments

The five highest paid individuals in the Group included no director for the year ended December 31, 2013 (2012: nil; 2011: nil). The emoluments of the five highest paid individuals (2012: five; 2011: five) were stated as follows:

	Year ended December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Salaries, allowance and other benefits in kind	19,496	18,877	19,282
Retirement benefit scheme contributions	453	538	74
Discretionary bonuses	2,820	5,827	1,725

	22,769	25,242	21,081

Their emoluments were within the following bands:

	Year ended December 31,
	2013	2012	2011
	No. of employees	No. of employees	No. of employees
Nil to HK$1,000,000	—	—	—
HK$1,000,001 to HK$1,500,000	—	—	—
HK$2,500,001 to HK$3,000,000	1	—	—
HK$3,500,001 to HK$4,000,000	1	2	1
HK$4,000,001 to HK$4,500,000	—	—	2
HK$4,500,001 to HK$5,000,000	1	1	—
HK$5,000,001 to HK$5,500,000	—	—	1
HK$5,500,001 to HK$6,000,000	—	1	—
HK$6,000,001 to HK$6,500,000	1	—	—
HK$8,000,001 to HK$8,500,000	—	—	1
HK$11,000,001 to HK$11,500,000	1	—	—
HK$12,000,001 to HK$12,500,000	—	1	—

15. DIVIDEND RECOGNIZED AS DISTRIBUTION DURING THE YEAR

	Year ended December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
2012 final dividend, RMB0.36 per share (2012: 2011 final dividend, RMB0.570 per share; 2011: 2010 final dividend RMB0.590 per share)	1,770,624	2,803,488	2,901,856

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

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

In the annual general meeting held on May 15, 2013, a final dividend of RMB0.360 per share in respect of the year ended December 31, 2012 was approved by the shareholders and paid to the shareholders of the Company.

The board of directors proposes to declare a final dividend of approximately RMB98,368,000 calculated based on a total number of 4,918,400,000 shares issued at RMB1 each, at RMB0.02, in respect of the year ended December 31, 2013. The declaration and payment of the final dividend needs to be approved by the shareholders of the Company by way of an ordinary resolution in accordance with the requirements of the Company’s Articles of Association. A shareholders’ general meeting will be held for the purpose of considering and, if thought fit, approving this ordinary resolution.

16. EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share attributable to the equity holders of the Company for the years ended December 31, 2013, 2012 and 2011 is based on the profit attributable to the equity holders of the Company for the year of RMB777,368,000, RMB6,065,570,000 (restated) and RMB8,745,092,000 (restated) and on the 4,918,400,000 shares in issue, during each of the three years.

The earnings per ADS have been calculated based on the profit for the relevant periods and on one ADS, being equivalent to 10 H shares.

No diluted earnings per share has been presented as there are no dilutive potential shares in issue during the years ended December 31, 2013, 2012 and 2011.

17. BANK BALANCES AND CASH/TERM DEPOSITS AND RESTRICTED CASH

Bank balances carry interest at market rates which ranged from 0.35% to 3.10% (2012: from 0.35% to 3.35%) per annum.

At the balance sheet date, the restricted cash of the PRC subsidiaries represents the deposits paid for safety work as required by the State Administrative of work safety and bank acceptance bill deposit which carry interest at market rates of 0.01%-0.6% (2012: 0.01%-5.75%) the remaining portion represents deposits placed as guarantee for the future payment of land subsidence as required by the Australian government, which carry interest at average rate of 1.13% (2012: 2.58%).

Term deposits was pledged to certain banks as security for loans and banking facilities granted to the Group, which carry fixed interest rate ranging from 0.5%-4.75% (2012: 2.60%-4.75%).

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. BILLS AND ACCOUNTS RECEIVABLE

	At December 31,
	2013	2012
	RMB’000	RMB’000
Accounts receivable	1,469,676	928,935
Less: Impairment loss	(8,289)	(2,532)

	1,461,387	926,403
Bills receivable	7,558,118	6,533,200

Total bills and accounts receivable, net	9,019,505	7,459,603

Bills receivable represents unconditional orders in writing issued by or negotiated from customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties. The bills are non-interest bearing and have a maturity of six months.

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable based on the invoice dates at the balance sheet dates:

	At December 31,
	2013	2012
	RMB’000	RMB’000
1 - 90 days	8,685,054	3,423,025
91 - 180 days	316,681	3,954,398
181 - 365 days	4,689	80,812
Over 1 year	13,081	1,368

	9,019,505	7,459,603

Before accepting any new customer, the Group assesses the potential customer’s credit quality and defines credit limits by customer. Limits attributed to customers are reviewed once a year.

There are no significant trade receivables which are past due but not yet impaired on both balance sheet dates. The Group does not hold any collateral over these balances. The average age of these receivables is 49 days (2012: 96 days). The management closely monitors the credit quality of accounts receivable and consider the balance that are neither past due nor impaired are of good credit quality.

The Group has provided fully for all receivables over 3 years because historical experience is such that receivables that are past due beyond 3 years are generally not recoverable. For receivable aged over 4 years and considered irrecoverable by the management will be written off.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. BILLS AND ACCOUNTS RECEIVABLE—Continued

An analysis of the impairment loss on bills and accounts receivable for 2013 and 2012 are as follows:

	2013	2012
	RMB’000	RMB’000
Balance at January 1	2,532	4,143
Provided for the year	21,351	5
Reversal	(15,594)	(1,616)

Balance at December 31	8,289	2,532

Included in the allowance for doubtful debts is an allowance of RMB8,289,000 (2012: RMB2,532,000) for individually impaired trade receivables, which are mainly due from corporate customers in the PRC and considered irrecoverable by the management after consideration on the credit quality of those individual customers, the ongoing relationship with the Group and the aging of these receivables. The impairment recognized represents the difference between the carrying amount of these trade receivables and the present value of the amounts. The Group does not hold any collateral over these balances.

19. ROYALTY RECEIVABLE

	2013	2012
	RMB’000	RMB’000
As at January 1	1,349,447	—
Acquisition of Gloucester	—	1,290,015
Cash received	(78,801)	(27,924)
Unwinding discount	126,949	72,353
Exchange re-alignment	(229,059)	38,596
Change in fair value	(34,162)	(23,593)

As at December 31	1,134,374	1,349,447

Current portion	105,584	114,798
Non-current portion	1,028,790	1,234,649

	1,134,374	1,349,447

A right to receive a royalty of 4% of Free on Board trimmed sales from Middlemount mine operated by Middlemount Joint Venture was acquired as part of the acquisition of Gloucester. This financial assets has been determined to have a finite life being the life of the Middlemount and is measured at fair value basis.

The royalty receivable is measured based on management expectations of the future cash flows with the re-measurement recorded in the income statement at each balance sheet date. The amount expected to be received in the next 12 month will be disclosed as current receivable and the discounted expected future cash flow beyond 12 months will be disclosed as a non-current receivable. Unwinding discount is included in interest income (note 10). Change in fair value is included in selling, general and administrative expenses (note 9).

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20. INVENTORIES

	At December 31,
	2013	2012
	RMB’000	RMB’000
COST
Methanol	23,039	9,470
Auxiliary materials, spare parts and small tools	495,293	507,605
Coal products	1,070,888	1,048,456

	1,589,220	1,565,531

21. PREPAYMENTS AND OTHER RECEIVABLES

	At December 31,
	2013	2012
	RMB’000	RMB’000
		(restated)
Advances to suppliers (i)	1,181,271	692,043
Deposit for environment protection	719,817	813,212
Prepaid relocation costs of inhabitants	2,192,952	1,877,911
Others (i)	1,165,536	813,833

	5,259,576	4,196,999

(i)	Included in the above balances as of December 31, 2013 is an impairment loss of RMB18,312,000 (2012: RMB25,292,000).

The Group has provided fully for all receivables over 3 years because historical experience is such that receivables that are past due beyond 3 years are generally not recoverable. Receivable will be written off, if aged over 4 years and considered irrecoverable by the management after considering the credit quality of the individual party and the nature of the amount overdue. During the year ended December 31, 2013, RMB481,000 was written off against prepayments and other receivables (2012: Nil).

22. PREPAID LEASE PAYMENTS

	At December 31,
	2013	2012
	RMB’000	RMB’000
Current portion	18,701	18,418
Non-current portion	676,202	695,675

	694,903	714,093

The amounts represent prepaid lease payments for land use rights which are situated in the PRC and have a term of 45 to 50 years from the date of grant of land use rights certificates.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

23. INTANGIBLE ASSETS

	Mining reserves	Mining resources	Potash mineral exploration permit	Technology	Water Licenses	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
COST
At January 1, 2012	21,133,216	4,241,228	1,645,227	160,233	132,254	22,830	27,334,988
Exchange re-alignment	75,849	29,593	55,797	3,175	153	22,600	187,167
Acquisition of Beisu and Yangcun (note 44)	464,600	—	—	—	—	—	464,600
Acquisition of Gloucester (note 45)	3,028,962	2,589,405	—	—	—	933	5,619,300
Additions for the year	1,871,472	792,402	—	—	—	103,646	2,767,520
Reclassification	—	35,798	(35,798)	—	—	—	—
Transfer	2,388,671	(2,388,671)	—	—	—	—	—

At December 31, 2012 and at January 1, 2013	28,962,770	5,299,755	1,665,226	163,408	132,407	150,009	36,373,575
Exchange re-alignment	(3,554,938)	(863,376)	(162,965)	(27,655)	(1,327)	(19,481)	(4,629,742)
Acquisition of Hao Sheng (note 43)	12,089,682	—	—	—	—	—	12,089,682
Additions for the year	9,566	21,997	—	—	—	688	32,251
Disposals	—	—	—	—	—	(18,075)	(18,075)
Reclassification	30,296	4,114	(34,410)	—	—	—	—

At December 31, 2013	37,537,376	4,462,490	1,467,851	135,753	131,080	113,141	43,847,691

AMORTIZATION
At January 1, 2012	1,115,339	—	—	—	—	14,030	1,129,369
Exchange re-alignment	12,824	1,425	—	—	—	903	15,152
Provided for the year	1,161,176	—	—	—	—	16,419	1,177,595
Impairment loss	255,231	161,983	—	—	—	—	417,214

At December 31, 2012 and at January 1, 2013	2,544,570	163,408	—	—	—	31,352	2,739,330
Exchange re-alignment	(479,201)	(27,655)	—	—	(58)	(4,754)	(511,668)
Provided for the year	1,304,972	—	—	—	311	19,795	1,325,078
Impairment loss	2,052,238	—	—	—	—	—	2,052,238
Eliminated on disposals	—	—	—	—	—	(13,675)	(13,675)

At December 31, 2013	5,422,579	135,753	—	—	253	32,718	5,591,303

CARRYING VALUE
At December 31, 2013	32,114,797	4,326,737	1,467,851	135,753	130,827	80,423	38,256,388

At December 31, 2012	26,418,200	5,136,347	1,665,226	163,408	132,407	118,657	33,634,245

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

23. INTANGIBLE ASSETS—Continued

The Parent Company and the Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay to the Parent Company, effective from September 25, 1997, an annual fee of RMB12,980,000 as compensation for the Parent Company’s agreement to give up the mining rights associated with the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine and Jining II. The annual fee is subject to change after a ten-year period. Compensation fee of RMB5 per tonne of raw coal mined (2012: RMB145,235,000) for the year has been preliminary agreed and the revised compensation fees are to be settled with the government authority directly.

In 2012, the government authority finalized its assessment on the mining compensation fee and the Company is required to pay RMB2,476,780,000 for acquiring the aforesaid mining right, net off of the compensation fees paid and hence, RMB1,778,832,000 is recognised in mining reserves.

The mining rights (mining reserves) are amortized based on unit of production method.

The potash mineral exploration permit is reclassified to mining resources or mining reserves according to its progress of exploration. Technology has not yet reached the stage of commercial application and therefore is not amortized.

Water licenses are amortized over the life of mine. If the mining activities of the relevant locations have not yet been started and the connections to water sources have not been completed, no amortization will be provided.

Other intangible assets mainly represent computer software which is amortized on a straight line basis of 2.5 to 5 years over the useful life.

Amortization expense of the mining rights for the year of RMB1,304,972,000 (2012: RMB1,161,176,000) has been included in cost of sales and service provided. Amortization expense of other intangible assets for the year of RMB20,106,000 (2012: RMB16,419,000) has been included in selling, general and administrative expenses.

At December 31, 2013, intangible assets with a carrying amount of approximately RMB10,426,786,000 (2012: RMB1,960,908,000) have been pledged to secure the Group’s borrowings (note 35).

Given the continuing decease in coal price during the period, management performed impairment test for the Group’s intangible assets and concluded that the recoverable amount of cash generating units, Moolarben Coal Mine and Stradford Coal Mine were below its carrying amount. RMB2,052,238,000 impairment loss has been recognized accordingly. The recoverable amounts of the aforesaid cash generating units have been determined based on value in use, which has been calculated using a discounted cash flow model with an assumption of post-tax discount rate of 11% (2012:11%).

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24. PROPERTY, PLANT AND EQUIPMENT

	Freehold land in Australia	Buildings	Harbor works and crafts	Railway structures	Mining structures	Plant, machinery and equipment	Transportation equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
COST
At January 1, 2012	381,358	4,288,563	253,678	1,548,963	6,379,487	22,430,957	426,061	9,827,161	45,536,228
Exchange re-alignment	28,421	9,727	—	—	68,921	195,142	—	60,527	362,738
Acquisition of Beisu and Yangcun (note 44)	—	87,902	—	39,841	1,875	147,387	3,116	5,394	285,515
Acquisition of Gloucester (note 45)	681,230	11,749	—	—	1,100,283	1,580,100	—	351,124	3,724,486
Additions	54,053	66,109	—	34,515	373,801	649,199	318	5,981,503	7,159,498
Transfers	10,496	215,186	—	106,086	101,012	1,543,579	40,708	(2,017,067)	—
Reclassification	—	—	—	—	(136,413)	136,413	—	—	—
Disposals	—	(25,473)	—	(35,563)	(31,228)	(1,051,496)	(13,766)	—	(1,157,526)

At December 31, 2012 and January 1, 2013	1,155,558	4,653,763	253,678	1,693,842	7,857,738	25,631,281	456,437	14,208,642	55,910,939
Exchange re-alignment	(207,634)	(101,418)	—	—	(597,550)	(1,813,341)	—	(393,772)	(3,113,715)
Acquisition of Hao Sheng (note 43)	—	—	—	—	—	390	1,533	300,282	302,205
Additions	6,166	348	—	569	96,174	282,593	1,118	7,440,068	7,827,036
Transfers	127,168	153,430	—	224,452	1,501,975	2,921,184	33,357	(4,961,566)	—
Reclassification	(2,786)	2,501	—	—	40,250	(39,965)	—	—	—
Disposals	—	(18,566)	—	(4,096)	(8,215)	(1,214,653)	(19,078)	—	(1,264,608)

At December 31, 2013	1,078,472	4,690,058	253,678	1,914,767	8,890,372	25,767,489	473,367	16,593,654	59,661,857

ACCUMULATED DEPRECIATION AND IMPAIRMENT
At January 1, 2012	—	1,805,096	88,988	880,562	2,271,577	8,930,550	285,631	—	14,262,404
Exchange re-alignment	—	721	—	—	8,026	30,868	—	—	39,615
Provided for the year	—	146,857	—	163,323	335,878	2,134,734	38,612	—	2,819,404
Impairment loss	—	—	—	—	226,925	—	—	—	226,925
Eliminated on disposals	—	(4,762)	—	(6,565)	(5,564)	(916,065)	(7,556)	—	(940,512)

At December 31, 2012 and January 1, 2013	—	1,947,912	88,988	1,037,320	2,836,842	10,180,087	316,687	—	16,407,836
Exchange re-alignment	—	(12,049)	—	—	(136,142)	(419,904)	—	—	(568,095)
Provided for the year	—	179,219	—	160,032	426,565	2,315,487	43,650	—	3,124,953
Eliminated on disposals	—	(6,623)	—	(3,257)	(8,103)	(1,162,398)	(18,964)	—	(1,199,345)

At December 31, 2013	—	2,108,459	88,988	1,194,095	3,119,162	10,913,272	341,373	—	17,765,349

CARRYING VALUE
At December 31, 2013	1,078,472	2,581,599	164,690	720,672	5,771,210	14,854,217	131,994	16,593,654	41,896,508

At December 31, 2012	1,155,558	2,705,851	164,690	656,522	5,020,896	15,451,194	139,750	14,208,642	39,503,103

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

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

During the year ended December 31, 2013, the directors conducted a review of the Group’s mining assets and determined that no assets were impaired due to physical damage and technical obsolescence (2012: nil).

At December 31, 2013, property, plant and equipment with carrying amount of approximately RMB7,197,336,000 (2012: RMB5,546,226,000) have been pledged to secure bank borrowings of the Group (note 35).

At December 31, 2013, the carrying amount of property, plant and equipment held under finance leases of the group was RMB266,655,000 (2012: RMB225,871,000).

The Group assessed the recoverable amount of property, plant and equipment and no impairment loss was recognized (2012: RMB226,925,000) (included in selling, general and administrative expenses) for the year ended December 31, 2013.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25. GOODWILL

	2013	2012
	RMB’000	RMB’000
COST
At January 1	2,573,811	1,866,037
Acquisition of Beisu and Yangcun (note 44)	—	712,214
Exchange re-alignment	(113,260)	13,185
Impairment loss	—	(17,625)

At December 31	2,460,551	2,573,811

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units that are expected to benefit from that business combination. The carrying amount of goodwill had been allocated as follows:

	At December 31,
	2013	2012
	RMB’000	RMB’000
Mining
- Jining II	10,106	10,106
- Shandong Yanmei Shipping Co., Ltd	10,046	10,046
- Heze	35,645	35,645
- Shanxi Group	145,613	145,613
- Yancoal Resources	532,227	640,650
- Syntech	23,744	28,581
- Premier Coal and Wesfarmers Char	14,614	17,625
- Xintai	653,837	653,837
- Beisu and Yangcun	712,214	712,214

Coal Railway Transportation
- Railway Assets	97,240	97,240

Electricity and heat supply
- Hua Ju Energy	239,879	239,879

Impairment loss	(14,614)	(17,625)

	2,460,551	2,573,811

The recoverable amount of the Cash Generating Units is assessed by management at the operating segment level. Business performance is reviewed by management on a mine by mine basis and each mine is considered to be a separate cash generating unit.

The recoverable amounts of goodwill from each of the above cash generating units have been determined on the basis of value in use calculations. Value in use has been determined using a discounted cash flow model. The recoverable amounts are based on certain key assumptions on discount rates, growth rates, selling prices, foreign currency exchange rates, mining reserves and mining resources and direct cost.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25. GOODWILL—Continued

In determining the value assigned to each key assumption, management has used external sources of information and utilised the expertise of external consultants and experts within the Group to validate entity specific assumptions such as mining reserves and mining resources. Furthermore, in estimating future coal prices, the Group receives long term forecast coal price data from multiple externally verifiable sources when determining its coal price forecasts, making adjustments for specific coal quality factors. The long term forecast exchange rate is based on externally verifiable sources. Production and capital costs are based on the Group’s estimate of forecasted geological conditions, stage of existing plant and equipment and future production levels. This information is obtained from internally maintained budgets, the five year business plan, life of mine models and project evaluations performed by the Group in its ordinary course of business.

The cash flow model was based on financial budgets approved by management covering a 5-year period with an assumption of post-tax discount rate of 8-11% (2012: 8-11%). It represent an estimate of the rate the market would apply having regard to the time value of money and the risks specific to the asset. Externally verifiable data received by the Group validates this assumption. The recoverable amount is also dependent on the life of mines (12 to 35 years). This is calculated based on the Group’s annual coal production forecast for each mine and mining reserves and mining resources. The cash flows beyond the 5-year period are extrapolated using a zero percent growth rate. Management believes that any reasonably possible change in any of these assumptions would not cause the carrying amount of each of the above units to exceed the recoverable amount of each of the above units. During the year ended 31 December 2013, the Group’s management determines that the discounted recoverable cash flows of above cash-generating unit is greater than the carrying amount and no impairment loss recognized on goodwill (2012: RMB17,625,000).

26. INVESTMENTS IN SECURITIES

The investments in securities represent available-for-sale equity investments:

	At December 31,
	2013	2012
	RMB’000	RMB’000
Equity securities listed on the SSE
- Stated at fair value	172,855	167,572
Unlisted equity securities	38,704	39,504

	211,559	207,076

The investments in equity securities listed on the SSE of the Company included Shanghai Shenergy Company Limited and Jiangsu Lianyungang Port Corporation Limited, stated at the fair value as at December 31, 2013 of RMB166,074,000 (2012: RMB161,328,000) and RMB6,781,000 (2012: RMB6,244,000) respectively.

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

27. INTERESTS IN ASSOCIATES

	At December 31,
	2013	2012
	RMB’000	RMB’000
Cost of investments in associates	2,378,927	2,378,927
Share of post-acquisition profit and other comprehensive income, net of dividends	366,030	245,349

	2,744,957	2,624,276

Information of major associates is as follows:

	Place of establishment and operation	Class of shares held	Principal activity	At December 31,
				2013	2012
Name of associate				Interest held	Interest held
Huadian Zouxian Power Generation Company Limited (“Huandian Zouxian”)	PRC	Registered Capital	Electricity generation business (i)	30%	30%
Yankuang Group Finance Company Limited	PRC	Registered Capital	Financial services	25%	25%
Shaanxi Future Energy Chemical Corp. Ltd (“Shaanxi Chemical”)	PRC	Registered Capital	Production and sales of chemical products, oil and coal (ii)	25%	25%
Shengyang Wood	PRC	Registered Capital	Artificial board, CCF processing	39.77%	39.77%
Jiemei Wall Material	PRC	Registered Capital	Coal refuse baked brick	20%	20%
Newcastle Coal Infrastructure Group Pty Ltd	Australia	Registered Capital	Coal terminal	27%	27%

All of the above associates have been accounted for using equity method in the consolidated financial statements. Except for Newcastle Coal Infrastructure Group Pty Ltd, all associates are held by the Company directly.

(i)	Huadian Zouxian is an important strategic partner of the Group
(ii)	Shaanxi Chemical is an important strategic partner to develop future energy business of the Group.

All of the associates are private companies whose quoted market price is not available.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

27. INTERESTS IN ASSOCIATES—Continued

The financial information in respect of the Group’s associates is set out below:

	At December 31,
	2013	2012
	RMB’000	RMB’000
Total assets	25,593,037	24,751,952
Total liabilities	(16,194,589)	(15,289,724)

Net assets	9,398,448	9,462,228

Revenue	5,480,789	5,030,530

Profit for the year	331,683	496,690

Other comprehensive income	—	300

Proportion of the Group’s ownership interest (%)	20% - 39.77%	20% - 39.77%

Group’s share of associates’ net assets	2,744,957	2,624,276

Group’s share of profit of associates for the year	233,897	141,986

Group’s share of other comprehensive income of associates for the year	—	90

Summarized financial information in respect of the Group’s material associate is set out below:

	Huadian Zouxian		Shaanxi Chemical
	2013	2012	2013	2012
	RMB’000	RMB’000	RMB’000	RMB’000
Current assets	326,884	300,183	708,914	2,396,469
Non-current assets	5,509,545	5,664,328	7,554,936	3,341,053
Current liabilities	(858,612)	(724,996)	(1,767,850)	(304,522)
Non-current liabilities	(1,034,156)	(1,632,200)	(1,096,000)	(33,000)

Revenue	4,630,997	4,399,486	—	—

Profit for the year	661,647	361,446	—	—
Other comprehensive income for the year	—	—	—	—

Total comprehensive income for the year	661,647	361,446	—	—

Dividends received from the associate during the year	97,591	—	—	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate in respect of Huadian Zouxian and Shaanxi Chemical recognized in the consolidated financial statements:

	Huadian Zouxian		Shaanxi Chemical
	2013	2012	2013	2012
	RMB’000	RMB’000	RMB’000	RMB’000
Net assets of the associate’s attributable to owners	3,943,661	3,607,315	5,400,000	5,400,000

Proportion of the Group’s ownership interest (%)	30%	30%	25%	25%

Carrying amount of the Group’s interest in the associate	1,183,098	1,082,195	1,350,000	1,350,000

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

27. INTERESTS IN ASSOCIATES—Continued

Aggregate information of associates that are not individually material:

	At December 31,
	2013	2012
	RMB’000	RMB’000
The Group’s share of profit and total comprehensive income	35,403	33,552

Aggregate carrying amount of the Group’s interests in these associates	211,859	192,081

28. LONG TERM RECEIVABLES

	At December 31,
	2013	2012
	RMB’000	RMB’000
Loan to a joint venture (i)	1,587,001	1,682,983
Others (ii)	319,396	318,475

	1,906,397	2,001,458

(i)	Loan to a joint venture represented a loan to Middlemount Joint Venture of AUD292,260,000 (2012: AUD257,483,000). The loan is unsecured and due on December 24, 2015 with normal commercial interest rate.
(ii)	Other long term receivables represented an investment in preference shares of a company (AUD15,300,000) with cumulative dividends and investment in the long term bonds of a company (AUD31,500,000) with floating interest rate.

29. DEPOSITS MADE ON INVESTMENTS

	At December 31,
	2013	2012
	RMB’000	RMB’000
Shaanxi Coal Mine Operating Company (i)	117,926	117,926
Inner Mongolia Hao Sheng Coal Mining Limited (note 43)	—	2,982,455
Shangdong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd.	—	153,000
Sheng Di Finlay Coal Processing Technology (Tianjin) Co., Ltd (ii)	3,000	—
Ordos Naryn River Mining Development Co., Ltd (iii)	1,000	—

	121,926	3,253,381

(i)	During 2006, the Company entered into a co-operative agreement with two independent third parties to establish a company for acquiring a coal mine in Shaanxi province for operations. The Company will have to invest approximately RMB196,800,000 in order to obtain 41% equity interest. As at December 31, 2013, the Company made a deposit of RMB117,926,000 (2012: RMB117,926,000) in relation to this acquisition. As at December 31, 2013, the relevant registration procedures to establish the new company are still in progress, and the establishment has not yet been completed.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

29. DEPOSITS MADE ON INVESTMENTS—Continued

(ii)	During the year, the Company entered into a co-operative agreement with Tianjin Finlay Coal Processing Technology Co., Ltd to set up a company, Sheng Di Finlay Coal Processing Engineering Technology (Tianjin) Co., Ltd, which provide the consultancy services for deep processing technology of coal and managing services for coal processing factory. The company agreed to contribute RMB12,000,000, representing 50% of its equity interest. During the year, the company made a deposit of RMB3,000,000. As at December 31, 2013, the registration procedures of such company have not yet completed.
(iii)	During the year, the Company entered into a cooperation agreement with five independent third parties to set up a company, Ordos Naryn River Mining Development Co., Ltd. The Company agreed to contribute RMB5,000,000, representing 10% of its equity interest. At December 31, 2013, the Company have contributed RMB1,000,000. The registration procedures of this company have not yet completed.

30. INTERESTS IN JOINT VENTURES

	At December 31,
	2013	2012
	RMB’000	RMB’000
		(restated)
Share of net assets	488,350	998,627

Information on major joint ventures is as follows:

	Place of establishment and operation	Class of shares held	Principal activity	At December 31,
				2013		2012
Name of joint venture				Voting power	Interest held	Voting power	Interest Held
Australian Coal Processing Holdings Pty Ltd (i)	Australia	Ordinary shares	Investment holding	50%	90%	50%	90%
Ashton Coal Mines Limited (ii)	Australia	Ordinary shares	Real estate holder & sales company	50%	90%	50%	90%
Middlemount Joint Venture (iii)	Australia	Ordinary shares	Coal mining and sales (iv)	50%	49.9997%	50%	49.9997%

All of the above joint ventures are accounted for using equity method in the consolidated financial statements. All of the joint ventures are private companies whose quoted market price is not available.

(i)	The Company, through a subsidiary, held 90% equity interest of the Australian Coal Processing Holding Pty Ltd. Under the shareholders agreement between the subsidiary and the remaining one shareholder, all major financial and operating policy decisions require a vote by directors who together represent shareholders holding 100% of the shares or a vote by shareholders who together hold 100% of the shares. Therefore decisions must be passed unanimously by directors or shareholders and the subsidiary’s voting power is 50%.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

30. INTERESTS IN JOINT VENTURES—Continued

(ii)	The Company held 90% equity interest of Ashton Coal Mines Limited. Under the shareholders agreement between the subsidiary and the remaining one shareholder, all major financial and operating policy decisions require a unanimous resolution of the shareholders. Therefore, decisions must be passed unanimously by shareholders and the subsidiary’s voting power is 50%.
(iii)	The Company, through Gloucester, held 49.9997% equity interest in Middlemount Joint Venture and decision must be passed unanimously by shareholders.
(iv)	Middlemount Joint Venture is an important strategic partner to develop the business in Australia.

The above Joint Ventures are indirectly held by the Company. Middlemount Joint Venture constituted a material impact to the joint ventures. Summarized financial information in respect of the Middlemount Joint Venture is set out below:

	Middlemount Joint Venture At December 31,
	2013	2012
	RMB’000	RMB’000
Current portion:
Cash and cash equivalents	10,176	17,779
Other current assets	364,775	416,731

Total current assets	374,951	434,510

Other current liabilities	(798,838)	(608,324)

Total current liabilities	(798,838)	(608,324)

Non-current portion:
Non-current assets	6,726,490	8,319,623

Non-current financial liabilities	(3,623,115)	(3,936,889)
Other non-current liabilities	(1,735,742)	(2,251,337)

Total non-current liabilities	(5,358,857)	(6,188,226)

Proportion of the Group’s ownership interest (%)	49.9997%	49.9997%

	Middlemount Joint Venture At December 31,
	2013	2012
	RMB’000	RMB’000
Revenue	2,065,736	699,533
Depreciation and amortisation	(303,960)	(146,040)
Interest income	826	1,463
Interest expenses	(251,906)	(116,848)
Other expenses	(2,262,764)	(821,260)

Loss for the year	(752,068)	(383,152)
Other comprehensive loss	—	—

Total comprehensive loss	(752,068)	(383,152)

Proportion of the Group’s ownership interest	49.9997%	49.9997%
The Group’s share of loss	(376,032)	(191,575)
The Group’s share of total comprehensive loss	—	—
Dividends receive from joint ventures	—	—

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

30. INTERESTS IN JOINT VENTURES—Continued

Aggregate information of joint ventures that are not individually material:

	For the year ended December 31,
	2013	2012
	RMB’000	RMB’000
Revenue	737,104	1,058,540
Profit for the year	—	—
Total comprehensive income	—	—

Share of net assets	766	927

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

31. INTERESTS IN JOINT OPERATIONS

Information on major joint operations is as follows:

	Place of establishment and operation	Principal activity	At December 31,
			2013	2012
Name of joint operation			Interest held	Interest held
Boonal joint operation	Australia	Provision of a coal haul road and train load out facilities	50%	50%
Athena joint operation	Australia	Coal exploration	51%	51%
Ashton joint operation	Australia	Development and operation of open-cut and underground coal mines	90%	90%
Moolarben joint operation	Australia	Development and operation of open-cut and underground coal mines	80%	80%

The above joint operations are established and operated as unincorporated businesses and are held indirectly by the Company.

The financial information in respect of the Group’s joint operations is set out below:

	At December 31,
	2013	2012
	RMB’000	RMB’000
Total assets	20,159,195	21,879,311
Total liabilities	(17,076,324)	(20,592,065)

Net assets	3,082,871	1,287,246

Revenue	5,774,959	6,085,954
Expenses	(8,271,727)	(9,282,244)

Loss for the year	(2,496,768)	(3,196,290)

Other comprehensive income	—	—

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

32. BILLS AND ACCOUNTS PAYABLE

	At December 31,
	2013	2012
	RMB’000	RMB’000
Accounts payable	2,400,314	2,906,612
Bills payable	316,361	3,905,148

	2,716,675	6,811,760

The following is an aged analysis of bills and accounts payable based on the invoice dates at the balance sheet date:

	At December 31,
	2013	2012
	RMB’000	RMB’000
1 - 90 days	2,351,811	6,384,206
91 - 180 days	92,946	224,505
181 - 365 days	128,749	68,640
Over 1 year	143,169	134,409

	2,716,675	6,811,760

The average credit period for accounts payable and bills payable is 90 days. The Group has financial risk management policies in place to ensure that all payables are within the credit timeframe.

33. OTHER PAYABLES AND ACCRUED EXPENSES

	At December 31,
	2013	2012
	RMB’000	RMB’000
Customers’ deposits	852,247	1,368,734
Accrued wages	1,054,527	1,084,200
Other taxes payable	280,082	204,082
Payables in respect of purchases of property, plant and equipment and construction materials	1,268,415	3,662,785
Accrued freight charges	2,259	9,434
Accrued repairs and maintenance	19,246	51,221
Staff welfare payable	242,735	187,631
Withholding tax payable	669	7,251
Deposits received from employees	13,985	24,736
Coal price adjustment fund	—	51,995
Accrued land subsidence, restoration, rehabilitation and environmental costs	56,758	1,446
Interest payable	540,902	395,778
Payable on acquisition of Hao Sheng’s equity	2,519,313	—
Others	1,533,996	1,964,504

	8,385,134	9,013,797

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

34. PROVISION FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

	2013	2012
	RMB’000	RMB’000
Balance at January 1	3,770,266	3,181,643
Exchange re-alignment	(100,572)	24,248
Acquisition of Beisu and Yangcun (note 44)	—	20
Acquisition of Gloucester (note 45)	—	100,145
Additional provision in the year	1,390,619	1,450,557
Utilization of provision	(1,206,605)	(986,347)

Balance at December 31	3,853,708	3,770,266

Presented as:
Current portion	3,321,564	3,291,857
Non-current portion	532,144	478,409

	3,853,708	3,770,266

Provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

35. BORROWINGS

	At December 31,
	2013	2012
	RMB’000	RMB’000
Current liabilities
Bank borrowings
- Unsecured borrowings (i)	4,604,554	5,024,476
- Secured borrowings (ii)	629,733	657,876
Loans pledged by machineries (iii)	—	2,000,000
Finance lease liabilities (iv)	42,852	30,240
Guaranteed note (v)	5,997,917	—

	11,275,056	7,712,592
Non-current liabilities
Bank borrowings
- Unsecured borrowings (i)	12,499,105	3,875,665
- Secured borrowings (ii)	18,520,543	17,967,840
Loans pledged by machineries (iii)	1,800,000	—
Finance lease liabilities (iv)	224,640	202,450
Guaranteed notes (v)	11,055,667	11,237,835

	44,099,955	33,283,790

Total borrowings	55,375,011	40,996,382

(i) Unsecured borrowings are repayable as follows:

	At December 31,
	2013	2012
	RMB’000	RMB’000
Within one year	4,604,554	5,024,476
More than one year, but not exceeding two years	2,809,925	256,000
More than two years, but not more than five years	9,679,180	3,619,665
More than five years	10,000	—

Total	17,103,659	8,900,141

At December 31, 2013, short-term borrowings amount to RMB3,512,612,000 (2012: RMB3,110,432,000). Three new short-term borrowings of RMB2,362,612,000 (EUR130,000,000, USD208,000,000) are dominated in foreign currency with fixed interest rates at a range from 2.98%-3.47% (2012: three-month LIBOR plus a margin of 2%, approximately 2.31%). The remaining short term borrowings carried interest at 5.10%-6.00% per annum (2012: 5.40%-6.56% per annum). Long-term borrowings amounting to RMB8,900,064,000 (2012: RMB4,403,887,000) with RMB1,069,942,000 payable within one year. Long-term borrowing of RMB6,138,167,000 carried interest at a range from 5.54%-6.40% per annum while the remaining RMB2,751,897,000 carried interest at three-month LIBOR plus a margin 1.2%-2.4% per annum (2012: 5.80% per annum). And there is RMB10,000,000 long term borrowing subject to the interest rate will be adjusted in accordance with the benchmark lending rate published by the People’s Bank of China (“PBOC”). The interest rate is 6.55% during the year. Long-term borrowings are guaranteed by the Parent Company.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

35. BORROWINGS—Continued

(i) Unsecured borrowings are repayable as follows:—continued

The loan of Shanxi Tianchi was a loan which was acquired before the acquisition of Shanxi Tianchi with the amount of RMB88,000,000 (2012: RMB110,000,000) carried interest at 6.55% (2012: 6.4%) per annum and is subject to adjustment based on the interest rate stipulated by PBOC with RMB22,000,000 payable within one year. This loan is repayable by 20 installments over a period of 10 years, with the first installment due in May 2008. The loan is guaranteed by the Parent Company.

The short-term borrowings of Yancoal International amounting to RMB4,602,983,000 (USD755,000,000) (2012: Nil), the borrowings carried interest at three-month LIBOR plus a margin of 1.8% to 3.5% (2012: Nil). The loan will be fully repayable at maturity.

(ii) Secured borrowings are repayable as follows:

	At December 31,
	2013	2012
	RMB’000	RMB’000
Within one year	629,733	657,876
More than one year, but not exceeding two years	—	685,521
More than two years, but not more than five years	1,892,834	1,105,228
More than five years	16,627,709	16,177,091

Total	19,150,276	18,625,716

At December 31, 2013, loans obtained by the Group for the purpose of settling the consideration in respect of acquisition of Yancoal Resources amounting to RMB17,230,375,000 (USD2,839,310,000) (2012: RMB18,503,917,000). The borrowings of RMB5,825,767,000 (USD960,000,000) (2012: RMB12,148,554,000) carried interest at three-month LIBOR plus a margin of 0.75% (approximately 0.99%) (2012: approximately 1.6%). The borrowings of RMB303,425,000 (USD50,000,000) (2012: RMB283,256,000) carried interest at three-months LIBOR plus a margin of 0.8% (approximately 1.04%) (2012: approximately 1.11%). The borrowings of RMB11,101,183,000 (USD1,829,310,000) (2012: RMB6,072,107,000) carried interest at three-month LIBOR plus 2.8% (approximately 3.04%) (2012: approximately 3.11%).

Other borrowings arose from the acquisition of Gloucester, amounting to RMB90,901,000 (USD14,979,000) (2012: RMB121,799,000) carried interest at 5.68%. The borrowings together with loans pledged by machineries are guaranteed by the Company, counter-guaranteed by the Parent Company and secured by the Group’s term deposits (note 17), property, plant and equipment (note 24), intangible assets (note 23) and other assets in Yancoal Resources.

Moreover, a new borrowings of RMB1,829,000,000 (USD300,000,000) obtained by Yancoal International. The borrowings carried interest at three-month LIBOR plus 1.55% (approximately 1.79%) and guaranteed by the Parent company’s stand by letter of credits.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

35. BORROWINGS—Continued

(iii) Loans pledged by machineries are repayable as follows:

	At December 31,
	2013	2012
	RMB’000	RMB’000
Minimum lease payments
Within one year	187,200	2,048,167
More than one year, but not exceeding two years	187,200	—
More than two years, but not exceeding five years	1,761,600	—
More than five years	610,770	—

	2,746,770	2,048,167
Less: Future finance charges	(946,770)	(48,167)

Present value of lease payments	1,800,000	2,000,000

	At December 31,
	2013	2012
	RMB’000	RMB’000
Present value of minimum lease payments
Within one year	—	2,000,000
More than one year, but not exceeding two years	—	—
More than two years, but not exceeding five years	1,200,000	—
More than five years	600,000	—

	1,800,000	2,000,000
Less: Amounts due within one year and included in current liabilities	—	(2,000,000)

Amounts due after one year and included in non-current liabilities	1,800,000	—

At December 31, 2013, a loan of RMB1,800,000,000 (2012: RMB2,000,000,000) carried interest at around 10.4% (2012: 6.56%) per annum is pledged by machineries of the Group. The interest rate will be adjusted in accordance with the benchmark of 3 to 5 years lending rate published by the People’s Bank of China (“PBOC”) plus 4%.

(iv) Finance lease liabilities are repayable as follows:

	At December 31,
	2013	2012
	RMB’000	RMB’000
Minimum payments
Within one year	57,617	44,829
More than one year, but not exceeding two years	58,732	44,832
More than two years, but not exceeding five years	176,377	148,641
More than five years	22,741	27,090

	315,467	265,392
Less: Future finance charges	(47,975)	(32,702)

Present value of lease payments	267,492	232,690

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

35. BORROWINGS—Continued

(iv) Finance lease liabilities are repayable as follows:—continued

	At December 31,
	2013	2012
	RMB’000	RMB’000
Present value of minimum payments
Within one year	42,852	30,240
More than one year, but not exceeding two years	53,266	46,943
More than two years, but not exceeding five years	159,798	140,829
More than five years	11,576	14,678

	267,492	232,690
Less: Amounts due within one year and included in current liabilities	(42,852)	(30,240)

Amounts due after one year and included in non-current liabilities	224,640	202,450

Finance lease liabilities of RMB267,492,000 (AUD49,261,000) (2012: RMB232,690,000) was obtained from the acquisition of Gloucester in 2012, which carried interest at 5.16% (2012: 7.74%) per annum.

(v) Guaranteed notes are detailed as follows:

	At December 31,
	2013	2012
	RMB’000	RMB’000
Guaranteed notes denominated in RMB repayable within one year	5,997,917	—
Guaranteed notes denominated in USD repayable within two to five years	2,743,500	2,828,176
Guaranteed notes denominated in RMB repayable within two to five years	993,200	990,600
Guaranteed notes denominated in USD repayable after five years	3,353,167	3,456,659
Guaranteed notes denominated in RMB repayable over five years	3,965,800	3,962,400

	17,053,584	11,237,835

The above USD guaranteed notes were issued by a subsidiary of the Company on May 16, 2012. Guaranteed notes with par value of USD450,000,000 and USD550,000,000 will mature in 2017 and 2022 and with interest rate of 4.461% and 5.730% per annum respectively. The notes are unconditionally secured by the Company and the respective security is non-cancellable. For the year ended December 31, 2013, there was no redemption on the notes.

In 2012, with the approval from China Securities Regulatory Commission, the Company is allowed to issue RMB notes in the PRC, RMB notes with par value of RMB300,167,000 and RMB4,699,833,000 was issued to the public and institutional investors. An unconditional and irrecoverable corporate guarantee was provided by the Parent Company on the RMB notes. At December 31, 2013, RMB notes of RMB4,959,000,000 (2012: RMB4,953,000,000) include notes of RMB3,965,800,000 (2012: RMB3,962,400,000) with a maturity period of ten years and interest rate of 4.95% per annum and notes of RMB993,200,000 (2012: RMB990,600,000) with a maturity period of five years and interest rate of 4.20% per annum. For the year ended December 31, 2013, there was no redemption on the notes.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

35. BORROWINGS—Continued

During the year, with the approval from China Securities Regulatory Commission, the Company is allowed to issue RMB notes in the PRC with par value of RMB5,000,000,000. At December 31, 2013, RMB note of RMB4,997,917,000 had a maturity period of 1 year and interest rate of 6% per annum. Moreover, the Company issued RMB notes in the PRC with par value of RMB1,000,000,000. At December 31, 2013, RMB note of RMB1,000,000,000 had a maturity period of 90 days and interest rate of 6.8% per annum. For the year ended December 31, 2013, there was no redemption on the notes.

36. DERIVATIVE FINANCIAL INSTRUMENTS

	At December 31,
	2013	2012
	RMB’000	RMB’000
Derivatives used for cash flow hedging:
Current assets
- Forward foreign exchange contracts	13,062	76,640
- Collar Option	3,589	14,091

	16,651	90,731

Current liabilities
- Forward foreign exchange contracts	181,358	13,656
- Collar Option	90,221	—
- Interest rate swap contracts	43,532	114,421

	315,111	128,077

During the year ended December 31, 2013, the Group’s subsidiaries in Australia entered into forward foreign exchange contracts to sell or purchase specified amounts of foreign currencies in the future at stipulated exchange rates. The objective of entering into the forward foreign exchange contracts is to reduce the foreign exchange rate related volatility of revenue stream and capital expenditure and thereby assist in risk management for the Group. The outstanding sell United States dollars contracts are hedging highly probable forecasted sales of coal. Cash flows and any impact to profit or loss arising from all the foreign exchange contracts are expected to occur within one year from the balance sheet date.

As at December 31, 2013, the outstanding notional amount to sell United States dollars (sell United States dollars and buy Australian dollars) was approximately RMB1,783,000,000 (2012: RMB5,390,000,000) and RMB3,096,000,000 (2012: RMB746,000,000), all maturing within one year (2012: one year) with forward rates ranging from 0.91 to 1.01 (2012: ranging from 0.9755 to 1.0013 respectively) and floor price and ceiling price of 0.83 and 0.9015 (2012: 0.934 and 1.055).

As at December 31, 2013, the outstanding notional amount to buy Euro (“EUR”) (sell Australian dollars buy EUR) was approximately RMB67,000,000 (2012: RMB51,000,000), maturing within one year (2012: one year) with forward rates ranging from 0.6721 to 0.7700 (2012: 0.9993).

As at December 31, 2013, the outstanding notional amount to buy British Pound (sell Australian dollars buy British Pound) was approximately RMB2,000,000 (2012: RMB3,000,000), maturing within one year with forward rate at 0.5615 (2012: 0.99948).

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

36. DERIVATIVE FINANCIAL INSTRUMENTS—Continued

As at December 31, 2013, the outstanding notional amount to buy EUR (sell United States dollars buy EUR) was approximately RMB100,000,000 (2012: RMB114,000,000) maturing within one year with forward rate at 0.731 (2012: 1.00013 to 1.00031).

The Company also entered into contracts with three banks to hedge a proportion of borrowings issued at variable interest rates through the use of floating-to-fixed interest rate swap contracts. As at December 31, 2013, the outstanding notional amount was approximately RMB6,097,000,000 (USD1,000,000,000) (2012: RMB6,285,000,000), contract period of four years (2012: four years) at a hedge period of 3 months (2012: 3 months) with fixed rate of approximately 2.75%, 2.42% and 2.41% (2012: approximately 2.75%, 2.42% and 2.41% respectively) and floating rate as LIBOR + 0.75% (2012: LIBOR + 0.75%). The non-current portion of the derivatives is not material and is included in current portion. Cash flows and any impact to profit or loss arising from the above use of floating-to-fixed interest rate swap contracts are expected to occur within each hedge period of 3 months over the contract period.

For the year ended December 31, 2013, the ineffective hedging portion of the changes in fair values of the forward foreign exchange contracts of approximately RMB39,700,000 (2012: RMB20,400,000) was recognized as selling, general and administrative expenses in the consolidated income statement. The effective hedging portion was recognized as current portion of derivatives financial instruments in the consolidated balance sheet.

The fair values of the forward foreign exchange contracts are estimated based on the discounted cash flows between the contract forward rate and spot forward rate. The fair values of the interest rate swap contracts are estimated based on the discounted cash flows between the contract floating rate and the contract fixed rate.

In addition, the Australian subsidiaries’ USD bank loan repayments in a six-month period are designated to hedge the forecast USD sales during the same period.

37. CONTINGENT VALUE RIGHTS SHARES LIABILITIES

	2013	2012
	RMB’000	RMB’000
Balance at January 1	1,432,188	—
Acquisition of Gloucester	—	1,312,913
Change in fair value recognised in consolidated income statement	241,223	79,423
Exchange re-alignment	(264,682)	39,852

Balance at December 31	1,408,729	1,432,188

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

37. CONTINGENT VALUE RIGHTS SHARES LIABILITIES—Continued

In 2012, Yanzhou Coal Australia issued 87,645,184 contingent value rights shares as consideration for the acquisition of Gloucester. The purpose of the issuance of CVR shares is to protect the original shareholders of Gloucester from the fluctuation of the share price of the Yancoal Australia after the merger. If the weighted average price of the last 3 months in the next 18 months after the acquisition is lower than AUD6.96 per share, the CVR shares will be redeemed by cash (or shares of Yancoal Australia held by the Company at the discretion of Yancoal Australia) at guaranteed price of AUD6.96 per share. The redemption price will not exceed AUD3 per share. The holders of the CVR shares do not have the power to vote at the shareholders meeting (unless required by the listing rules of the ASX). Also, the holders of the CVR shares are not entitled to any dividend, right to allot the new and bonus shares that are distributed or issued by Yancoal Australia. The Company are committed to the obligations related to the issuance of the CVR shares by Yancoal Australia. At November 21, 2013, the Company passed the resolution to instruct Yancoal Australia to settle the CVR shares by cash.

The CVR shares are listed on the ASX and its fair value are based on market price.

38. LONG-TERM PAYABLE

	At December 31,
	2013	2012
	RMB’000	RMB’000
Current liabilities
- Deferred payment for acquisition of interests in Minerva (i)	2,715	3,268
- Mining right compensation fee payable (ii)	436,285	396,285

	439,000	399,553

Non-current liabilities
- Deferred payment for acquisition of interests in Minerva (i)	4,610	8,088
- Mining right compensation fee payable (ii)	1,188,854	1,585,139
- Others (iii)	362,171	470,695

	1,555,635	2,063,922

Total	1,994,635	2,463,475

(i)	The carrying value of the deferred payment for acquisition of interests in Minerva is based on cash flows discounted using a rate of 7.5%.
(ii)	Mining right compensation fee payable is provided in accordance with the Chinese government legislation on mining right compensation fee. The amount RMB1,585,139,000 is payable by the Company by installment from 2013 to 2016. The remaining part amounting to RMB40,000,000 is used for Ordos to purchase Zhuanlongwan’s mining right.
(iii)	Others mainly comprised of provision for marketing service fee of RMB29,054,000 and provision for forecasted excessive supply for port and rail contracts of RMB270,171,000, both arising from the acquisition of Gloucester.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

39. DEFERRED TAXATION

	Available- for-sale investment	Accelerated tax depreciation	Fair value adjustment on mining rights (mining reserves)	Temporary differences on income and expenses recognized	Tax losses	Cash flow hedge reserve	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2012	(23,615)	(231,407)	(2,183,756)	(154,817)	—	33,456	(2,560,139)
Effect on changes in accounting policy	—	—	—	78,431	—	—	78,431

Balance at January 1, 2012 (restated)	(23,615)	(231,407)	(2,183,756)	(76,386)	—	33,456	(2,481,708)
Exchange re-alignment	—	(2,253)	(90,646)	191,400	16,160	—	114,661
Acquisition of Beisu and Yangcun (note 44)	—	—	(47,375)	4,109	—	—	(43,266)
Acquisition of Gloucester (note 45)	—	—	(1,851,996)	778,477	258,003	—	(815,516)
Charge (credit) to other comprehensive income	1,481	—	—	—	—	(28,641)	(27,160)
Deferred tax arising from the restructuring of Australian subsidiaries	—	—	—	(141,067)	—	—	(141,067)
Charge (credit) to the consolidated income statement (note 12) (restated)	—	(9,227)	538,989	41,045	864,585	—	1,435,392

Balance at January 1, 2013 (restated)	(22,134)	(242,887)	(3,634,784)	797,578	1,138,748	4,815	(1,958,664)
Exchange re-alignment	—	84,982	567,795	(111,226)	(362,384)	(53,900)	125,267
Acquisition of Hao Sheng (note 43)	—	—	(3,022,421)	—	—	—	(3,022,421)
Charge (credit) to other comprehensive income	(1,321)	—	—	—	—	395,395	394,074
Charge (credit) to the consolidated income statement (note 12)	—	(364,114)	665,772	209,418	1,589,309	—	2,100,385

Balance at December 31, 2013	(23,455)	(522,019)	(5,423,638)	895,770	2,365,673	346,310	(2,361,359)

The temporary differences on income and expenses recognized mainly arose from unpaid provision of salaries and wages, provisions of compensation fees for mining rights and land subsidence, restoration, rehabilitation and environmental costs and also included payments on certain expenses such as exploration costs and certain income in Australia.

The following is the analysis of the deferred tax balances for financial reporting purposes:

	At December 31,
	2013	2012
	RMB’000	RMB’000
		(restated)
Deferred tax assets	6,107,062	5,605,284
Deferred tax liabilities	(8,468,421)	(7,563,948)

	(2,361,359)	(1,958,664)

At the balance sheet date, the Group has unused tax losses of RMB17,491 million (2012: RMB5,930 million) contributed by the subsidiaries available for offset against future profits. RMB2,366 million deferred tax asset has been recognized (2012: RMB1,138 million) for such tax losses. No deferred tax asset has been recognized in respect of the RMB9,605 million (2012: RMB2,134 million) due to the unpredictability of future profit streams. Included in unrecognized tax losses are losses of RMB357 million that will expire in 2014, losses of RMB517 million that will expire in 2015, loss of RMB282 million that will expire in 2016 and losses of RMB680 million that will expire in 2017 (2012: losses of RMB298 million that will expire in 2013, losses of RMB357 million that will expire in 2014, losses of RMB517 million that will expire in 2015 and losses of RMB282 million that will expire in 2016). Other losses may be carried forward indefinitely.

By reference to financial budgets, management believes that there will be sufficient future profits for the realization of deferred tax assets which have been recognized in respect of tax losses.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

40. SHAREHOLDERS’ EQUITY

Share capital

The Company’s share capital structure at the balance sheet date is as follows:

	Domestic invested shares A shares	Foreign invested shares H shares (including H shares represented by ADS)	Total

Number of shares
At January 1, 2012, January 1, 2013 and December 31, 2013	2,960,000,000	1,958,400,000	4,918,400,000

	Domestic invested shares A shares	Foreign invested shares H shares (including H shares represented by ADS)	Total
	RMB’000	RMB’000	RMB’000
Registered, issued and fully paid
At January 1, 2012, January 1, 2013 and December 31, 2013	2,960,000	1,958,400	4,918,400

Each share has a par value of RMB1.

The Company has completed the implementation of the share reform plan on April 3, 2006 and 2,600,000,000 the non-tradable legal person shares held by the Parent Company become tradable shares. The Parent Company guaranteed that it would not trade these shares in the market within 48 months from that day. On September, 2013, all the commitment made by the Parent Company as part of the share reform plan was fulfilled. The application for the right of shares trading in the market was approved by local legislation, and hence those shares held by the Parent Company are tradable in the market.

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

From 2008 onwards, Shanxi Tianchi is required to transfer an additional amount at RMB5 per tonne of raw coal mined as coal mine transformation fund. Pursuant to the Shanxi Provincial Government’s decision, coal mine transformation fund would be suspended since August 1, 2013.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

40. SHAREHOLDERS’ EQUITY—Continued

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

In accordance with the regulations of the State Administration of Work Safety, the Company’s subsidiaries, Hua Ju Energy, Shanxi Tianhao and Yulin, have a commitment to incur Work Safety Cost at the rate of: 4% of the sales income for the year below RMB10 million; 2% of the actual sales income for the year between RMB10 million and RMB100 million (included); 0.5% of the actual sales income for the year between RMB100 million and RMB1 billion (included); 0.2% of the actual sales income for the year above RMB1 billion. The unutilized Work Safety Cost at December 31, 2013 was RMB1,298,554,000 (2012: RMB1,019,799,000).

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

The Company’s distributable reserve as at December 31, 2013 is the retained earnings computed under IFRS which amounted to approximately RMB26,492,774,000 (At December 31, 2012: RMB23,482,750,000 (restated)).

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

41. CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance. The Group’s overall strategy remains unchanged from prior year.

The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 35 and equity attributable to equity holders of the Company, comprising issued share capital, reserves and retained earnings, and amounted to RMB95,753,689,000 (2012: RMB86,526,416,000 (restated)) as at December 31, 2013.

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

42. FINANCIAL INSTRUMENTS

42a. Categories of financial instruments

	At December 31,
	2013	2012
	RMB’000	RMB’000
Financial assets
Loans and receivables (including cash and cash equivalents)	28,163,818	27,145,339
Available-for-sale financial assets	211,559	207,076
Derivative financial instruments	16,651	90,731
Royalty receivable (financial assets at fair value through profit or loss)	1,134,374	1,349,447

Financial liabilities
Amortized cost	67,021,023	57,348,667
Derivative financial instruments	315,111	128,077
Contingent value rights shares liabilities (financial liabilities at fair value through profit or loss)	1,408,729	1,432,188

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

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

42. FINANCIAL INSTRUMENTS—Continued

42b. Financial risk management objectives and policies—continued

Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group.

At December 31, 2013 and 2012, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group arising from the failure to perform their obligations in relation to each class of recognized financial assets is the carrying amount of those assets as stated in the consolidated balance sheet.

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

The Group maintains its cash and cash equivalents with reputable banks and Yankuang Group Finance Group Company Limited (see note 27). Therefore, the directors consider that the credit risk for such is minimal.

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

For the years ended December 31, 2013, 2012 and 2011, net sales to the Group’s five largest customers accounted for approximately 16.5%, 19.4% and, 19.4% respectively, of the Group’s total revenue. Net sales to the Group’s largest customer accounted for 5.8%, 6.3%, and 8.5% of the Group’s net revenue for the years ended December 31, 2013, 2012 and 2011 respectively. The Group’s largest customer was Huadian Power International Corporation Limited (“Huadian”) for the years ended December 31, 2013, 2012 and 2011.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

42. FINANCIAL INSTRUMENTS—Continued

42b. Financial risk management objectives and policies—continued

Credit risk—continued

Details of the accounts receivable from the five customers with the largest receivable balances at December 31, 2013 and 2012 are as follows:

	Percentage of accounts receivable
	At December 31,
	2013	2012

Five largest receivable balances	28.45%	28.86%

The management considers the strong financial background and good creditability of these customers, and there is no significant uncovered credit risk.

The table below shows the credit limit and balance of 5 major counterparties at the balance sheet date:

		31.12.2013		31.12.2012
Counterparty	Location	Credit limit	Carrying amount	Credit limit	Carrying amount
		RMB’000	RMB’000	RMB’000	RMB’000
Company A	China	Not applicable	151,266	Not applicable	72,000
Company B	China	Not applicable	76,100	Not applicable	—
Company C	Japan	Not applicable	73,369	Not applicable	—
Company D	Singapore	Not applicable	60,007	Not applicable	—
Company E	Hong Kong	Not applicable	57,331	Not applicable	—
Company F	Japan	Not applicable	—	Not applicable	54,513
Company G	Australia	Not applicable	—	Not applicable	50,477
Company H	Japan	Not applicable	—	Not applicable	49,156
Company I	Japan	Not applicable	—	Not applicable	41,971

			418,073		268,117

The Group’s geographical concentration of credit risk is mainly in East Asia (excluding the PRC) and Australia. As at December 31, 2013 and 2012, over 51% and 57% of the Group’s total trade receivables were from Australia and from East Asia (excluding the PRC) respectively.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

42. FINANCIAL INSTRUMENTS—Continued

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

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities in currencies other than the functional currencies of the relevant group entities at the balance sheet date are as follows:

	Liabilities		Assets
	2013	2012	2013	2012
	RMB’000	RMB’000	RMB’000	RMB’000
United States Dollar (“USD”)	30,840,426	18,294,655	5,278,923	2,267,878
Euro (“EUR”)	—	1,083,858	12,564	141
Hong Kong Dollar (“HKD”)	—	—	31	58
Notional amounts of sell USD foreign exchange contracts used for hedging	1,782,864	1,599,728	1,102,516	4,536,734
Notional amount of buy EUR foreign exchange contracts used for hedging	—	—	167,339	165,711
Notional amount of buy British pound (“GBP”) foreign exchange contracts used for hedging	—	—	1,730	2,919

The sales of the Group’s subsidiaries in Australia are mainly export sales and some of their fixed assets are imported from overseas. Their foreign exchange hedging policy is disclosed in note 36. The Group’s operations in the PRC do not adopt any foreign exchange hedging policy.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

42. FINANCIAL INSTRUMENTS—Continued

42b. Financial risk management objectives and policies—continued

Market risk—continued

(i) Currency risk—continued

Sensitivity analysis

The Group is mainly exposed to the fluctuation against the currency of United States Dollar.

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

	USD Impact (note i)
	2013	2012
	RMB’000	RMB’000
Increase (Decrease) to profit or loss
- if RMB weakens against respective foreign currency	(30,799)	218,169
- if RMB strengthens against respective foreign currency	30,799	(218,169)

	USD Impact (note ii)		EUR Impact (note ii)
	2013	2012	2013	2012
	RMB’000	RMB’000	RMB’000	RMB’000

Increase (Decrease) to profit or loss
- if AUD weakens against respective foreign currency	76,244	(758,859)	—	—
- if AUD strengthens against respective foreign currency	(76,244)	758,859	—	—

Increase (Decrease) to shareholders’ equity
- if AUD weakens against respective foreign currency	(1,039,514)	(538,200)	5,889	—
- if AUD strengthens against respective foreign currency	1,039,514	538,200	(5,889)	—

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

42. FINANCIAL INSTRUMENTS—Continued

42b. Financial risk management objectives and policies—continued

Market risk—continued

(i) Currency risk—continued

Notes:

(i)	This is mainly attributable to the exposure of the Group’s outstanding bank deposit and loans denominated in USD.

(ii)	This is mainly attributable to the exposure of the Group’s outstanding foreign currency bank borrowings and derivative financial instruments denominated in a currency other than the functional currency of the borrower.

In management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year end exposure does not reflect the exposure during the year.

(ii) Interest rate risk

The Group is exposed to cash flow interest rate risk in relation to variable-rate bank balances, term deposits, restricted cash (note 17) and variable rate borrowings (note 35).

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

42. FINANCIAL INSTRUMENTS—Continued

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

	2013	2012
	RMB’000	RMB’000

Increase (Decrease) to profit and loss
-If increases by 100 basis points	(135,259)	(176,676)
-If decreases by 100 basis points	135,259	176,676

Increase (Decrease) to shareholders’ equity
-If increases by 100 basis points	(114,905)	(153,106)
-If decreases by 100 basis points	114,905	153,106

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

42. FINANCIAL INSTRUMENTS—Continued

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

Liquidity and interest risk tables

	Weighted average effective interest rate	Less than 3 months	3-6 months	6 months to 1 year	1-5 years	5+ years	Total undiscounted cash flow	Carrying amount at 12.31
	%	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2013
Non-derivative financial liabilities
Bills and accounts payables	N/A	2,716,675	—	—	—	—	2,716,675	2,716,675
Other payables	N/A	7,252,136	—	—	—	—	7,252,136	7,252,136
Amount due to Parent Company and its subsidiary companies	N/A	44,737	—	—	—	—	44,737	44,737
USD Guaranteed note	4.46%-5.73%	78,628	78,628	157,257	3,808,470	4,024,577	8,147,560	6,096,667
RMB Guaranteed note	4.42%-6.80%	1,267,000	—	5,537,792	1,969,000	4,990,000	13,763,792	10,956,917
Loan pledged by machineries	10.40%	46,800	46,800	93,600	1,948,800	610,770	2,746,770	1,800,000
Finance lease liabilities	3.00%-5.60%	14,404	14,404	28,809	235,109	22,741	315,467	267,492
Bank borrowings - variable rate	1.00%-7.05%	368,587	1,529,536	4,069,209	15,102,407	18,924,915	39,994,654	36,253,935
Long-term payable	6.22%-8.9%	1,300	—	520,776	1,565,620	—	2,087,696	1,632,464
Contingent value rights shares liabilities	N/A	1,427,766	—	—	—	—	1,427,766	1,408,729

		13,218,033	1,669,368	10,407,443	24,629,406	28,573,003	78,497,253	68,429,752

Financial guarantees issued
Maximum amount guaranteed (note)	N/A	—	—	—	—	1,156,509	1,156,509	—

Derivative financial instruments – gross settlement
Forward foreign exchange contracts - Outflow	N/A	1,020,926	297,288	464,651	1,993,723	—	3,776,588	3,776,588

Derivative financial instruments – net settlement
Interest rate swap contracts	N/A	11,194	11,194	21,144	—	—	43,532	43,532

Note: the amount presented is the maximum contractual presented under guarantees issued.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

42. FINANCIAL INSTRUMENTS—Continued

42b. Financial risk management objectives and policies—continued

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

42. FINANCIAL INSTRUMENTS—Continued

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

Fair values of financial assets and financial liabilities are determined as follows:

The following table presents the carrying value of financial instruments measured at fair value across the three levels of the fair value hierarchy. The levels of fair value are defined as follows:

Level 1:	fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets and liabilities;

Level 2:	fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3:	fair value measurements are those derived from valuation techniques that include inputs for the assets or liability that are not based on observable market data (unobservable inputs).

	Level 1	Level 2	Level 3	At December 31 Total
	RMB’000	RMB’000	RMB’000	RMB’000
2013
Assets
Available-for-sale investments
- Investments in securities listed on the SSE	172,855	—	—	172,855
Derivative financial instruments
- Forward foreign exchange contracts	—	13,062	—	13,062
- Collar option	—	3,589	—	3,589
- Royalty receivable	—	—	1,134,374	1,134,374

	172,855	16,651	1,134,374	1,323,880

Liabilities
Derivative financial instruments
- Forward foreign exchange contracts	—	181,358	—	181,358
- Collar option	—	90,221	—	90,221
- Interest rate swap contracts	—	43,532	—	43,532
Financial liabilities at fair value through profit or loss
- Contingent value rights shares liabilities	1,408,729	—	—	1,408,729

	1,408,729	315,111	—	1,723,840

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

42. FINANCIAL INSTRUMENTS—Continued

42c. Fair values—continued

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

In 2013 and 2012, there are no change in categories between level 1 and level 2 and no movement from or into level 3. For more information about contingent value rights shares liabilities, please refer to note 19.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

43. ACQUISITION OF HAO SHENG

On January 31, 2013, the Company completed the acquisition of 74.82% equity interest in Hao Sheng, the purpose of acquisition is to obtain the mining rights of Shilawusu Coal Field in the name of Hao Sheng. The acquisition was presented as purchases of assets and liabilities, such that no goodwill was recognized.

The net assets acquired on the acquisition date are as follows:

Carrying amounts
RMB’000
Bank balances and cash	223,427
Prepayments and other receivables	4,539
Property, plant and equipment, net	302,205
Intangible assets	12,089,682
Other current liabilities	(59,159)
Deferred taxation	(3,022,421)

Net assets acquired	9,538,273
Non-controlling interest arising from acquisition	(2,401,737)

7,136,536

Considerations:
Cash paid on acquisition	1,025,516
Investment deposits and transaction costs paid for acquisition in prior year	2,982,805

Cash outflow for payment on acquisition	4,008,321

Add: Cash payable on acquisition	3,128,215

Total considerations	7,136,536

Net cash outflow arising on acquisition
Cash paid on acquisition	1,025,516
Bank balances and cash acquired	(223,427)

802,089

As at December 31, 2013, Hao Sheng has not yet commenced any business.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

44. ACQUISITION OF BEISU AND YANGCUN

On April 23, 2012, the Company entered into the assets transfer agreement with the Parent Company and its subsidiary to purchase the target assets from the Parent Company and its subsidiary at a consideration of RMB824,142,000 to acquire all the assets and liabilities of Beisu and Yangcun and their equity investments in Beisheng Industry and Trade, Shengyang Wood and Jiemei Wall Materials. Beisu and Yangcun mainly engaged in the production and exploration of PCI coal and thermal coal. The transaction was completed on May 31, 2013. The net assets acquired were included in the mining segment. This acquisition has been accounted for using the purchase method.

The net assets of Beisu and Yangcun acquired, and the goodwill arising, are as follows:

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

			(816,011)

During the year ended December 31, 2013, Beisu and Yangcun did not contribute any significant revenue or profit to the Group. Goodwill arose because the Group can increase its production capacity in coal and the coverage of exploration from this acquisition.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

45. ACQUISITION OF GLOUCESTER

In 2012, a wholly-owned subsidiary of the Company, Yancoal Australia, merged with Gloucester. The merger was completed on June 27, 2012. Yancoal Australia acquired Gloucester at a consideration of a combination of 218,727,665 ordinary shares of Yancoal Australia and 87,645,184 CVR shares. Gloucester is a company listed on the ASX. Following the completion of the merger, Yancoal Australia is separately listed on the ASX, replacing the listing position of Gloucester. The ordinary shares and CVR shares of Yancoal Australia were listed on the ASX on June 28, 2012. Gloucester mainly engaged in production of coking coal and thermal coal. The net assets acquired were included in the mining segment.

The acquisition has been accounted for using the acquisition method.

The net assets acquired on the acquisition date are as follows:

	Carrying amounts	Fair value Adjustments	Fair values
	RMB’000	RMB’000	RMB’000
Bank balances and cash	237,315	—	237,315
Accounts receivable and other receivables	605,407	(379,589)	225,818
Inventories	232,490	(3,076)	229,414
Investments in joint ventures	1,951,741	(814,218)	1,137,523
Investment in securities	47,026	—	47,026
Royalty receivable	1,243,158	46,857	1,290,015
Property, plant and equipment, net	2,611,394	761,968	3,373,362
Construction in progress	257,395	93,729	351,124
Intangible assets	4,908,788	710,512	5,619,300
Long term receivables	1,329,578	—	1,329,578
Accounts payable and other payables	(3,988,052)	71,332	(3,916,720)
Provision for land subsidence, restoration, rehabilitation and environmental costs	(100,145)	—	(100,145)
Long term payables	(1,324,852)	781,691	(543,161)
Tax recoverable	14,978	—	14,978
Deferred taxation	(1,283,674)	468,158	(815,516)
Borrowings	(3,725,732)	—	(3,725,732)

Net assets acquired			4,754,179

Bargain purchase			(1,269,269)

			3,484,910

Considerations:
Fair value of ordinary shares issued by Yancoal Australia			2,138,130
Fair value of CVR shares issued			1,312,913
Direct expenses incurred on the issuance of ordinary shares and CVR shares of Yancoal Australia			33,867

			3,484,910

Net cash inflow arising on acquisition:
Bank balance and cash acquired			237,315

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

45. ACQUISITION OF GLOUCESTER—Continued

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

During the period from the acquisition date to December 31, 2012, Gloucester have contributed a total revenue of RMB1,658 million and an operating loss of RMB387 million.

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

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

47. ACQUISITION OF ADDITIONAL INTERESTS IN JOINT OPERATIONS

The Australia subsidiaries of the Group originally held 60% equity interests in Ashton joint operations. During 2011, the Group acquired additional 30% equity interests in Ashton joint operations from another venturer at a consideration of USD250 million. This included the acquisition of 30% equity interests in the joint ventures, Ashton Coal Mines Limited and Australian Coal Processing Holdings Pty Ltd. Upon completion of the acquisition, the Group held 90% equity interest in Ashton joint operations.

Under the shareholders agreement, the 90% equity interest held in Ashton remained classified as a joint operation.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

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

This acquisition has been accounted for using the method.

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

49. ACQUISITION OF PREMIER COAL AND WESFARMERS CHAR

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

50. ACQUISITION OF XINTAI

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

As at September 30, 2013, Ordos acquired the remaining 20% equity interests in Xintai at a cash consideration of RMB680,287,000. After the acquisition, Ordos hold 100% share of Xintai. The impact of other comprehensive income for the change in Xintai’s equity, are as follows:

RMB’000
The carrying amount of non-controlling interest	440,170
Cash paid on acquisition of non-controlling interest	(680,287)

The part recorded in equity for the purchase price over the carrying value	(240,117)

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

51. NON-CONTROLLING INTEREST

Summarised financial information of material non-controlling interests of subsidiaries is set out below:

For the details of transactions with non-controlling interests, please refer to note 50.

	Yancoal Australia At December 31		Hao Sheng At December 31
	2013	2012	2013	2012
Non-controlling interests percentage	22%	22%	20%	N/A

	RMB’000	RMB’000	RMB’000	RMB’000
Summarised financial information
Current assets	5,666,980	5,209,748	512,070	—
Non-current assets	35,859,637	44,449,369	12,391,887	—
Current liabilities	(3,858,960)	(6,519,296)	(59,159)	—
Non-current liabilities	(32,361,612)	(31,341,942)	(3,022,421)	—

Net assets	5,306,045	11,797,879	9,822,377	—

Carrying amount of non-controlling interests	780,381	2,487,023	2,473,275	—
Revenue	8,961,855	9,295,942	—	—
(Loss) profit for the year	(4,978,439)	2,462,129	15,896	—
Other comprehensive (loss) income	(2,977,258)	207,957	—	—

Total comprehensive (loss) income	(7,955,697)	2,670,086	15,896	—

Profit allocated to non-controlling interests	(1,706,642)	(41,989)	4,003	—
Cash flows (used in) from operating activities	(965,946)	994,015	(31,221)	—
Cash flows (used in) from investing activities	(1,208,547)	(2,268,600)	(492,719)	—
Cash flows from financing activities	1,765,319	1,634,906	643,427	—

Net (decrease) increase in cash and cash equivalents	(409,174)	360,321	119,487	—

Dividends paid to non-controlling interests	—	—	—	—

The amount of above financial information is before elimination of intra-group transactions.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

52. RELATED PARTY BALANCES AND TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. In accordance with Main Board Listing Rules Chapter 14A, continuing connected transactions are disclosed below:

Balances and transactions with related party

	At December 31,
	2013	2012
	RMB’000	RMB’000
Nature of balances (other than those already disclosed in note 18, 21, 32 and 33)
Bills and accounts receivable
- Parent Company and its subsidiaries	402,872	1,039,461
- Joint ventures	28,859	—
Prepayments and other receivables
- Parent Company and its subsidiaries	49,824	109,662
- Joint ventures	160,723	187,324
Bills and accounts payable
- Joint ventures	—	—
Other payables and accrued expenses
- Parent Company and its subsidiaries	1,066,760	1,674,286

The amounts due from/to the Parent Company, joint ventures and its subsidiary companies are non-interest bearing, unsecured and repayable on demand.

During the years, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Year ended December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Income
Sales of coal	2,839,839	3,162,122	2,088,794
Sales of auxiliary materials	328,732	425,957	485,676
Sales of heat and electricity	111,675	167,295	180,808
Sales of methanol	126,398	47,909	—
Expenditure
Utilities and facilities	19,406	35,906	31,646
Purchases of supply materials and equipment	1,196,372	1,552,758	696,802
Repair and maintenance services	266,849	327,600	323,550
Social welfare and support services	483,783	802,540	848,121
Technical support and training	—	—	26,000
Road transportation services	14,119	67,654	73,638
Construction services	522,314	689,787	718,155

Expenditures for social welfare and support services (excluding medical and child care expenses) are RMB122,460,000, RMB176,820,000 and RMB269,182,000 for the years ended December 31, 2013, 2012 and 2011. In addition, no technical support and training expenses were charged by the Parent Company for the year ended December 31, 2013 (2012: RMBNil) (2011: RMB26,000,000). These expenses will be negotiated with and paid by the Parent Company each year.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

52. RELATED PARTY BALANCES AND TRANSACTIONS—Continued

Balances and transactions with related party—continued

As at December 31, 2013, the Company has deposited RMB103,464,000 (2012: RMB1,719,621,000) (2011: RMB1,820,000,000) to the Company’s associate, Yan Kuang Group Finance Company Limited. The interest income received and finance cost paid during the year amounted to RMB4,756,000 (2012: RMB7,986,000) (2011: RMB7,665,000) and RMB1,645,000 (2012: RMB1,411,000) (2011: RMB10,119,000) respectively.

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

Material transactions with other state-controlled entities are as follows:

	Year ended December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Trade sales	5,986,611	10,503,203	8,487,421
Trade purchases	5,078,834	4,500,994	2,597,741

Material balances with other state-controlled entities are as follows:

	At December 31,
	2013	2012
	RMB’000	RMB’000
Amounts due to other state-controlled entities	328,474	592,267
Amounts due from other state-controlled entities	804,906	1,361,139

Amounts due to and from state-controlled entities are trade nature of which terms are not different from other customers (notes 18 and 32).

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

52. RELATED PARTY BALANCES AND TRANSACTIONS—Continued

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

Balances and transactions with joint ventures

	At December 31,
	2013	2012
	RMB’000	RMB’000
Due from a joint venture (note 28)	1,587,001	1,682,983

The amount due from a joint venture is unsecured and interest is calculated at commercial rate, interest received by the Group in the current year amounting to RMB17,831,000.

During the year, the Group’s Australian subsidiaries sold coal products and provided marketing and administrative services to the joint ventures of the Group amounted to RMB796,212,000 (2012: RMB1,030,323,000) and RMB1,530,000 (2012: RMB455,000), respectively.

Compensation of key management personnel

The remuneration of directors and other members of key management were as follows:

	Year ended December 31,
	2013	2012	2011
	RMB’000	RMB’000	RMB’000
Directors’ fee	520	520	484
Salaries, allowance and other benefits in kind	5,987	5,850	4,864
Retirement benefit scheme contributions	1,020	1,033	834

	7,527	7,403	6,182

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

53. COMMITMENTS

	At December 31,
	2013	2012
	RMB’000	RMB’000
Capital expenditure contracted for but not provided in the consolidated financial statements
Acquisition of property, plant and equipment
- the Group	2,375,634	2,626,207
- share of joint operations	27,254	310,912
Acquisition of intangible assets
- the Group	—	—
- share of joint operations	504	30
Exploration and evaluation
- the Group	1,094	—
- share of joint operations	9,977	—

	2,414,463	2,937,149

Pursuant to the regulations issued by the Shandong Province Finance Bureau, the Group has to pay a deposit of RMB2,636 million (2012: RMB2,636 million) to the relevant government authority, which secured for the environmental protection work done by the Company. As at December 31, 2013, deposit of RMB1,052 million (2012: RMB1,042 million) were made and the Company is committed to further make security deposit of RMB1,614 million (2012: RMB1,594 million).

54. RETIREMENT BENEFITS

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

Pursuant to the Provision of Insurance Fund Administrative Services Agreement entered into by the Company and the Parent Company on March 22, 2013 (2012: May 8, 2012), the monthly contribution rate is at 20% (2012: 20%; 2011: 20%) of the total monthly basic salaries and wages of the Company’s employees for the period from January 1, 2013 to December 31, 2014. Other welfare benefits will be provided by the Parent Company, which will be reimbursed by the Company.

The amount of contributions paid to the Parent Company were RMB874,753,000, RMB857,352,000, and RMB760,906,000 for the years ended December 31, 2013, 2012, and 2011, respectively.

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

54. RETIREMENT BENEFITS—Continued

During the year and at the balance sheet date, there were no forfeited contributions which arose upon employees leaving the above schemes available to reduce the contributions payable in future years.

55. HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the domestic employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the three years ended December 31, 2013, 2012 and 2011. Such expenses, amounting to RMB80,042,000, RMB137,200,000 and RMB140,000,000 for each of the three years ended December 31, 2013, 2012 and 2011 respectively, have been included as part of the social welfare and support services expenses summarized in note 54.

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

56. POST BALANCE SHEET EVENT

On February 5, 2014, Yancoal Australia issued a notice to announce that the repurchase date of CVR shares is stipulated on March 4, 2014 and the repurchase price is set at AUD3 per share. The repurchase of CVR shares will be made on any practicable date on or after March 11, 2014. Up to the report date, the Company completed the repurchase of CVR shares issued to former Gloucester shareholders.

57. MAJOR NON-CASH TRANSACTION

During the year ended December 31, 2013, the Group acquired certain property, plant and equipment, of which RMB3,787,729,000 (2012: RMB3,662,785,000) have not yet been paid.

58. OPERATING LEASE COMMITMENTS

	At December 31,
	2013	2012
	RMB’000	RMB’000
Within one year	13,296	40,160
More than one year, but not more than five years	47,265	65,756

	60,561	105,916

Operating leases have average remaining lease terms of 1 to 5 years. Items that are subject to operating leases include mining equipment, office space and small items of office equipment.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

59. CONTINGENT LIABILITIES

		At December 31,
		2013	2012
		RMB’000	RMB’000

Guarantees
(a)	The Group
	Guarantees secured over deposits	81,670	13,256
	Performance guarantees provided to daily operations	921,275	1,818,000
	Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	146,826	352,481

(b)	Joint operations
	Performance guarantees provided to daily operations	417,352	745
	Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	48,477	28,432

		1,615,600	2,212,914

During the year, Yancoal Australia was notified of an unfavourable determination by Innovation Australia in relation to certain R&D activities registered by the Group from June 2005 to December 2009. The value of the tax benefits in relation to the relevant R&D project over the period is approximately AUD19,000,000. Innovation Australia has made a referral to the Australia Tax Office to undertake a review of the expenditure claims. As at report date, there have been no amended assessments issued by the Commissioner of Taxation.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

60. INFORMATION OF THE COMPANY

Details of the Company’s major subsidiaries at December 31, 2013 and 2012 are as follows:

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital	Proportion of registered capital/issued share capital held by the Company				Proportion of voting power held		Principal activities
			2013		2012		2013	2012
			Directly	Indirectly	Directly	Indirectly
Austar Coal Mine Pty, Limited (“Austar”)	Australia	AUD64,000,000	—	100%	—	100%	100%	100%	Coal mining business in Australia
Heze (note 1)	PRC	RMB3,000,000,000	98.33%	—	98.33%	—	98.33%	98.33%	Coal mining and sales
Yancoal Australia (note 2)	Australia	AUD656,700,717	78%	—	78%	—	78%	78%	Investment holding
Shandong Yanmei Shipping Co., Ltd. (“Yanmei Shipping”) (note 1)	PRC	RMB5,500,000	92%	—	92%	—	92%	92%	Transportation via rivers and lakes and the sales of coal and construction materials
Yulin (note 1)	PRC	RMB1,400,000,000	100%	—	100%	—	100%	100%	Methanol and electricity power business
Zhongyan Trade Co., Ltd (“Zhongyan”) (note 1)	PRC	RMB2,100,000	52.38%	—	52.38%	—	52.38%	52.38%	Trading and processing of mining machinery
Shanxi Neng Hua (note 1)	PRC	RMB600,000,000	100%	—	100%	—	100%	100%	Investment holding
Shanxi Tianchi (note 1)	PRC	RMB90,000,000	—	81.31%	—	81.31%	81.31%	81.31%	Coal mining business
Shanxi Tianhao (note 1)	PRC	RMB150,000,000	—	99.89%	—	99.89%	99.89%	99.89%	Methanol and electricity power business
Hua Ju Energy (note 1)	PRC	RMB288,589,774	95.14%	—	95.14%	—	95.14%	95.14%	Electricity and heat supply
Ordos (note 1)	PRC	RMB3,100,000,000	100%	—	100%	—	100%	100%	Investment holding, coal mining and sales
Yize (note 1)	PRC	RMB136,260,500	—	100%	—	100%	100%	100%	Development of methanol project
Rongxin Chemicals (note 1)	PRC	RMB3,000,000	—	100%	—	100%	100%	100%	Development of methanol project
Daxin Industrial (note 1)	PRC	RMB4,107,432	—	100%	—	100%	100%	100%	Development of methanol project
Xintai (note 1)	PRC	RMB5,000,000	—	100%	—	80%	100%	80%	Coal mining and sales
Inner Mongolia Haosheng Coal Mining Co., Ltd (note 1)	PRC	RMB800,000,000	74.82%	—	—	—	74.82%	—	Sales of coal mine machinery equipment and accessories
Rizhao (note 1)	PRC	RMB300,000,000	51%	—	—	—	51%	—	Coal wholesale management and others

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

60. INFORMATION OF THE COMPANY—Continued

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital	Proportion of registered capital/issued share capital held by the Company				Proportion of voting power held		Principal activities
			2013		2012		2013	2012
			Directly	Indirectly	Directly	Indirectly
Yancoal International	Hong Kong	USD2,800,000	100%	—	100%	—	100%	100%	Investment holding
Yancoal International Resources Development Co., Limited	Hong Kong	USD600,000	—	100%	—	100%	100%	100%	Coal resource exploration development
Yancoal International Technology Development Co., Limited	Hong Kong	USD1,000,000	—	100%	—	100%	100%	100%	Coal mining technology Development
Yancoal International Trading Co., Limited	Hong Kong	USD1,000,000	—	100%	—	100%	100%	100%	Entrepot trade
Yancoal Technology (Holdings) Co., Ltd.	Australia	AUD75,407,506	—	100%	—	100%	100%	100%	Holdings company
Yancoal Resources	Australia	AUD446,409,065	—	100%	—	100%	100%	100%	Coal mining business in Australia
Trading Centre (Note 1)	PRC	RMB100,000,000	51%	—	51%	—	51%	51%	Coal sales
Beisheng Industry and Trade (Note 1)	PRC	RMB2,404,000	100%	—	100%	—	100%	100%	Coal Mining and sales
Ashton Coal Operations Pty Limited	Australia	AUD5	—	100%	—	100%	100%	100%	Management of operations
Athena Coal Pty Ltd	Australia	AUD2	—	100%	—	100%	100%	100%	Coal exploration
Felix NSW Pty Ltd	Australia	AUD2	—	100%	—	100%	100%	100%	Investment holding
Moolarben Coal Mines Pty Limited	Australia	AUD1	—	100%	—	100%	100%	100%	Coal business development
Moolarben Coal Operations Pty Ltd	Australia	AUD2	—	100%	—	100%	100%	100%	Management of coal operations
Moolarben Coal Sales Pty Ltd	Australia	AUD2	—	100%	—	100%	100%	100%	Coal sales
Proserpina Coal Pty Ltd	Australia	AUD1	—	100%	—	100%	100%	100%	Coal mining and sales
Syntech Holdings Pty Ltd	Australia	AUD223,470,552	—	100%	—	100%	100%	100%	Investment holding and management of coal operation
Duralie Coal Pty Ltd	Australia	AUD2	—	100%	—	100%	100%	100%	Coal mining

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

60. INFORMATION OF THE COMPANY—Continued

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital	Proportion of registered capital/issued share capital held by the Company				Proportion of voting power held		Principal activities
			2013		2012		2013	2012
			Directly	Indirectly	Directly	Indirectly
Gloucester	Australia	AUD719,720,808	—	100%	—	100%	100%	100%	Coal resource exploration development
Auriada Limited	Northern Ireland	AUD5	—	100%	—	100%	100%	100%	No business in Australia, to be liquidated
Ballymoney Power Limited	Northern Ireland	AUD5	—	100%	—	100%	100%	100%	No business in Australia, to be liquidated
Balhoil Nominees Pty Ltd	Australia	AUD7,270	—	100%	—	100%	100%	100%	No business in Australia
SASE Pty Limited	Australia	AUD9,650,564	—	90%	—	90%	100%	100%	No business in Australia, to be liquidated
CIM Mining Pty Ltd	Australia	AUD30,180,720	—	100%	—	100%	100%	100%	No business in Australia
Donaldson Coal Holdings Ltd	Australia	AUD204,945,942	—	100%	—	100%	100%	100%	Holdings company
Monash Coal Holdings Pty Ltd	Australia	AUD100	—	100%	—	100%	100%	100%	Dormant
CIM Stratford Pty Ltd	Australia	AUD21,558,606	—	100%	—	100%	100%	100%	Dormant
CIM Services Pty Ltd	Australia	AUD8,400,002	—	100%	—	100%	100%	100%	Dormant
Donaldson Coal Pty Ltd	Australia	AUD6,688,782	—	100%	—	100%	100%	100%	Coal mining and sales
Agrarian Finance Pty Ltd	Australia	AUD2	—	100%	—	100%	100%	100%	Dormant
Monash Coal Pty Ltd	Australia	AUD200	—	100%	—	100%	100%	100%	Coal mining and sales
Newcastle Coal Company Pty Ltd	Australia	AUD2,300,999	—	100%	—	100%	100%	100%	Coal mining and sales
Syntech Holdings II Pty Ltd	Australia	AUD6,318,490	—	100%	—	100%	100%	100%	Investment holding
Tonford Pty Ltd	Australia	AUD2	—	100%	—	100%	100%	100%	Coal exploration
UCC Energy Pty Limited	Australia	AUD2	—	100%	—	100%	100%	100%	Ultra clean coal technology
Wesfarmers Premier Coal Limited	Australia	AUD8,779,250	—	100%	—	100%	100%	100%	Exploration, production and processing of coal
White Mining (NSW) Pty Limited	Australia	AUD10	—	100%	—	100%	100%	100%	Coal mining and sales

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

60. INFORMATION OF THE COMPANY—Continued

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital	Proportion of registered capital/issued share capital held by the Company				Proportion of voting power held		Principal activities
			2013		2012		2013	2012
			Directly	Indirectly	Directly	Indirectly
White Mining Research Pty Ltd	Australia	AUD2	—	100%	—	100%	100%	100%	No business in Australia, to be liquidated
White Mining Services Pty Limited	Australia	AUD2	—	100%	—	100%	100%	100%	No business in Australia, to be liquidated
White Mining Limited	Australia	Ordinary shares AUD 3,300,000 A Shares AUD 200	—	100%	—	100%	100%	100%	Investment holding and management of operations
Yancoal Canada	Canada	USD290,000,000	—	100%	—	100%	100%	100%	Potash exploration
Mountfield Properties Pty Ltd	Australia	AUD100	—	100%	—	100%	100%	100%	Investment holding
AMH (Chinchilla Coal) Pty Ltd	Australia	AUD2	—	100%	—	100%	100%	100%	Coal exploration
Syntech Resources Pty Ltd	Australia	AUD1,251,431	—	100%	—	100%	100%	100%	Coal mining and sales
Yancoal Luxembourg	Luxembourg	USD500,000	—	100%	—	100%	100%	100%	Investment holding
Yarrabee Coal Company Pty Ltd	Australia	AUD92,080	—	100%	—	100%	100%	100%	Coal mining and sales
Westralian Prospectors NL	Australia	AUD93,001	—	100%	—	100%	100%	100%	No business in Australia
Eucla Mining NL	Australia	AUD707,500	—	100%	—	100%	100%	100%	No business in Australia
CIM Duralie Pty Ltd	Australia	AUD665	—	100%	—	100%	100%	100%	No business in Australia
Duralie Coal Marketing Pty Ltd	Australia	AUD2	—	100%	—	100%	100%	100%	No business in Australia
Gloucester (SPV) Pty Ltd	Australia	AUD2	—	100%	—	100%	100%	100%	Holdings company
Gloucester (Sub Holdings 1) Pty Ltd	Australia	AUD2	—	100%	—	100%	100%	100%	Holdings company
Gloucester (Sub Holdings 2) Pty Ltd	Australia	AUD2	—	100%	—	100%	100%	100%	Holdings company
Donaldson Coal Finance Pty Ltd	Australia	AUD10	—	100%	—	100%	100%	100%	Investment company

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

60. INFORMATION OF THE COMPANY—Continued

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital	Proportion of registered capital/issued share capital held by the Company				Proportion of voting power held		Principal activities
			2013		2012		2013	2012
			Directly	Indirectly	Directly	Indirectly
Stradford Coal Pty Ltd	Australia	AUD10	—	100%	—	100%	100%	100%	Coal mining
Stradford Coal Marketing Pty Ltd	Australia	AUD10	—	100%	—	100%	100%	100%	Coal sales
Abakk Pty Ltd	Australia	AUD6	—	100%	—	100%	100%	100%	No business in Australia, to be liquidated
Primecoal International Pty Ltd	Australia	AUD1	—	100%	—	100%	100%	100%	No business in Australia, to be liquidated
Athena Holdings P/L	Australia	AUD24,450,405	—	100%	—	100%	100%	100%	Holding company
Premier Coal Holdings P/L	Australia	AUD321,613,108	—	100%	—	100%	100%	100%	Holdings company
Tonford Holdings P/L	Australia	AUD46,407,917	—	100%	—	100%	100%	100%	Holdings company
Wilpeena Holdings P/L	Australia	AUD3,457,381	—	100%	—	100%	100%	100%	Holdings company
Yancoal Energy P/L	Australia	AUD202,977,694	—	100%	—	100%	100%	100%	Holdings company
Yancoal Technology Development Pty Ltd	Australia	AUD 2	—	100%	—	100%	100%	100%	LTCC technical development and equipment rental

Unless otherwise specified, the capital of the above subsidiaries are registered capital (those established in the PRC) or ordinary shares (those established in other countries).

Note 1:	Yanmei Shipping, Yulin, Zhongyan, Heze, Shanxi Neng Hua, Shanxi Tianchi, Shanxi Tianhao, Hua Ju Energy, Ordos, Yize, Rongxin Chemical, Daxin Industrial, Xintai, Haosheng and Rizhao are established in the PRC as limited liability companies.

Note 2:	The investment cost of RMB3,781,606,000 in respect of investment in Yancoal Australia was included in investment in subsidiaries. As at December 31, 2013, the market value of these shares was approximately RMB3,200,344,000 (AUD589,371,000) (2012: RMB5,068,829,000 (AUD775,489,000))