Form 20-F/A
period 2013-12-31
YANZHOU COAL MINING CO LTD
filed 2014-08-28
CIK 1048098

As filed with Securities and Exchange Commission on August 28, 2014

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

This Amendment No.1 to the Annual Report on Form 20-F for the year ended December 31, 2013, as filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 29, 2014 (the “Original Form 20-F”), is being filed solely for the purpose of amending “Item 5. — A. Operating Results”, “Item 5. — F. Tabular Disclosure of Contractual Obligations”, “Consolidated Financial Statements — Notes 6. Segment Information” and “Consolidated Financial Statements — Notes 35. Borrowings” in the Original Form 20-F. The Registrant has been requested by the Commission to supplement details of its segment discussion and analysis, information relating to the waiver obtained by its subsidiary, and the accounting policy relating to estimated impairment of mining reserves.

Other than what is set forth above, this Amendment No. 1 makes no changes to the financial statements of the Registrant and does not, and does not purport to, amend, update or restate any other information in the Original Form 20-F, or reflect any events that have occurred after the Original Form 20-F was filed on April 29, 2014.

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

Transportation costs of coal

Our coal transportation costs, including our railway transportation costs for coal products, decreased by RMB80.0 million, or 3.8%, from RMB2,104.2 million in 2012 to RMB2,024.2 million in 2013, and included transportation costs for our coal sold in the PRC of RMB444.3 million and for coal sold outside the PRC of approximately RMB1,579.9 million. Our sales volume of coal products increased by 11.0 million tonnes, which included 7.0 million tonnes of trading coal.

We use highways and, to a lesser extent, railways, domestic and international shipping lanes to transport trading coal. We are responsible for costs incurred if coal is transported via railways. The costs of highway and shipping lanes are charged by the relevant carriers to, and borne by, our customers and are not recorded as our transportation costs. As a result, while sales volume of coal increased in 2013, our transportation costs of coal decreased in 2013 due to a general decrease in railway transportation coal volume, the costs of which are borne by the Company compared with volumes transported using highways, which are borne by our customers.

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

Income tax gain

We recorded income tax gains of approximately RMB394.8 million in 2013, as compared to income tax expenses of approximately RMB36.2 million in 2012, primarily due to the decrease in deferred income tax resulting from a loss incurred by Yancoal Australia in 2013.

The effective income tax rate increased from 0.6% in 2012 to 68% in 2013 primarily due to loss incurred by the Company’s Australian operations, which are subject to generally higher income tax rates at a rate of 30%. The resulting income tax gain (after-tax effect of both income taxes and MRRT) of our Australian operations was RMB1,571 million and RMB1,690 million in 2012 and 2013, respectively. Excluding our subsidiaries, we were the major contributor to the income tax of the Group as a whole, with an income tax expense of RMB1,605 million and RMB1,469 million in 2012 and 2013, respectively. The resulting set-off resulted in a net income tax gain of RMB221 million in 2013 and net income tax expense of RMB34 million in 2012. As a result of the foregoing, we experienced a significant fluctuation of our effective income tax rate from 2012 to 2013, as our corresponding effective tax rate was 0.56% and 38.0% in 2012 and 2013, respectively. The remaining income tax gain in 2013 is mainly related to losses incurred by other Chinese subsidiaries.

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

Income tax expenses

Our income tax decreased by RMB3,430.7 million, or 99.0%, from approximately RMB3,466.9 million in 2011 to approximately RMB36.2 million in 2012, primarily due to a decrease in current income tax expenses of RMB1,725.2 million and a decrease in the income tax expenses of our Australian subsidiaries of RMB1,085.2 million, which was primarily due to an increase in its deferred tax assets related to the implementation of MRRT.

The effective income tax rate decreased from 28% in 2011 to 0.6% in 2012 primarily due to the Australia MRRT imposed in 2012, which resulted in an one-off income tax benefit in 2012. The Australia MRRT is a minerals tax that applies to our Australian operations at a rate of 22.5%. The MRRT imposed in 2012 amounted to approximately RMB1,085 million. The effective income tax rate in 2012 without taking into the account of the effect of MRRT would have been 18.5%. The remaining effect on the reduction of effective interest rate from 2011 to 2012 is mainly related to non-taxable income such as gain on bargin purchase of Gloucester amounted to RMB 388 million.

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

Coal mining revenue

Our revenue from coal mining segment (before unallocated corporate income and eliminations) decreased by RMB1,518.8 million, from approximately RMB56,419.8 million in 2012 to approximately RMB54,901.0 million in 2013, primarily due to general market volatility and weakened overall demand for coal in domestic and overseas markets, which decreased average selling prices of coal from RMB604.3 per tonne in 2012 to RMB523.5 per tonne in 2013. In addition, we recorded a loss on share of associates of RMB330.2 million in our mining business in 2013 as compared to a profit of RMB33.6 million in 2012, primarily due to the decrease in the selling prices of coal that resulted in loss to our associates. Furthermore, we recognized a loss on our share of joint ventures in mining businesses, which increased from RMB191.6 million in 2012 to RMB376.0 million in 2013, primarily due losses incurred in our joint venture operating the Middlemount Coal Mine, which resulted from decreased coal prices. The decrease was partially offset by increased sales volume of coal products, which increased from approximately 93.0 million tonnes in 2012 to approximately 104.0 million tonnes in 2013.

In 2013, we re-categorized our investment of RMB1.4 billion in Shaanxi Future Energy Chemical Corp. Ltd. (“Shaanxi Future”) from the methanol, electricity and heat supply business segment to the coal mining business segment for accounting and operational reasons as we expected Shaanxi Future to commence coal mining operations in 2014. This resulted in an increase of RMB1,369.8 million in the interests in associates in coal mining business segment and a corresponding decrease of RMB1,249.1 million in the interests in associates in the methanol, electricity and heat supply business segment.

In 2013, we recorded an impairment loss on intangible assets of RMB2,052.2 million, compared with RMB417.2 million in 2012, primarily due to a decrease in the valuation of our mining rights for certain of our Australian coal mines, primarily resulting from decreased coal prices.

Railway transportation

Our revenue from railway transportation business segment (before unallocated corporate income and eliminations) remained relatively stable at RMB501.2 million in 2013 as compared to RMB496.6 million in 2012.

The segment liabilities for the railway transportation business segment increased by RMB104.2 million, from RMB66.6 million in 2012 to approximately RMB170.9 million in 2013, primarily due to an increase in receivables due from companies within our Group in 2013 as a result of their late payments.

Methanol, electricity and heat supply business

Our revenue from methanol, electricity and heat supply business segment (before unallocated corporate income and eliminations) increased by RMB26.2 million, from RMB1,765.9 million in 2012 to RMB1,792.1 million in 2013. Our profits from associates in the methanol, electricity and heat supply business segment increased by RMB455.7 million, from RMB108.4 million in 2012 to RMB564.1 million in 2013, as the result of decreased operating costs due decreased raw materials prices, especially coal prices due to market factors.

Unallocated and eliminations

Our unallocated corporate income decreased by RMB1,915.7 million, from RMB1,987.1 million in 2012 to RMB71.4 million, primarily reflecting the recognition in 2012 of a one-off premium of approximately RMB1,269.3 million recorded for the acquisition of Gloucester Coal and net foreign exchange income of RMB714.2 million, which we did not recognize in 2013.

Our unallocated corporate expenses decreased by RMB255.9 million, from RMB2,160.0 million in 2012 to RMB1,504.1 million in 2013, reflecting the successful implementation of cost-saving measures across the Group, and primarily include decreases of (i) RMB231.6 million in advertising expenses, (ii) RMB223.2 million in wages and employee benefits, (iii) RMB35.5 million in legal and professional fees, (iv) RMB31.0 million in telecommunication expenses and (v) RMB30.5 million in repairs and maintenance expenses. This decrease was partially offset by an increase of RMB62.0 million in other tax payables as a result of tax increases relating to land use rights.

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

We have obtained two amendments to the loan agreements from Bank of China in November 2013 to amend certain debt covenant requirements prior to December 31, 2013. We will continue to monitor our indebtedness, working capital and liquidity requirements. We believe we will be able to comply with the debt covenant requirements or seek the necessary waivers or amendments if we believe we are unable to comply with such debt covenants. Therefore, we do not expect this to materially and adversely affect our liquidity.

The debt covenants only apply to our subsidiary, Yancoal Australia, and hence the actual covenant ratios/amounts disclosed above cannot be reconciled to the IFRS amounts presented in our financial statements.

We would also like to inform you that subsequently, we obtained two additional amendments from Bank of China in June 2014 to further defer the testing of interest coverage ratio to 12 months ending June 30, 2015, which also reduced the interest cover ratio from not less than 1.5 to not less than 1.15, which we will disclose in the Form 20-F for the year ended December 31, 2014.

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

Estimated impairment of mining reserves

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

The recoverable amount of cash generating units is assessed by management at the operating segment level. Business performance is reviewed by management on a mine by mine basis and each mine is considered to be a separate cash generating unit. The recoverable amount of each cash generating unit at December 31, 2013 was determined using the value in use method.

Value in use has been determined using a discounted cash flow model and key assumptions include coal prices, foreign exchange rates, production and capital costs, discount rate and coal reserves and resources. In determining the value assigned to each key assumption, management has used external sources of information and utilized the expertise of external and/or internal consultants and experts to validate entity specific assumptions such as coal reserves and resources.

Based on the impairment review, the recoverable amounts of coal reserves of Moolarben and Stratford & Duralie, both of which are coal mines of Yancoal Australia, were determined to be less than the carrying amounts and hence resulting an impairment loss of RMB2,052,238,000, predominantly due to forecasted global economic conditions and coal sales prices. The cash flow forecast used assumed an average long term real coal prices of US$79 – US$158 per tonne, AUD/US$ exchange rate declining from year end spot rate of AUD0.8948 to AUD0.80 over the next five years and a pre-tax discount rate of 15.7%. Production and capital costs were based on the estimate of forecasted geological conditions, stage of existing plant and equipment and future production levels. The recoverable amount is also dependent on the life of mines which is based on the annual coal production forecast.

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

G.	Safe Harbor

See the section headed “Cautionary Statement Regarding Forward-Looking Statements”.

ITEM 19.	EXHIBITS

Documents filed as exhibits to this Annual Report:

Exhibit Number	Description

12.1	Certification of general manager pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Act of 1934

12.2	Certification of chief financial officer pursuant to Rule 13a-14(a) promulgated under the U.S. Securities Act of 1934

13.1	Certification of general manager pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Certification of chief financial officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YANZHOU COAL MINING COMPANY LIMITED (Registrant)

Date: August 28, 2014	By:	/S/ Yin Mingde
	Name:	Yin Mingde
	Title:	General Manager

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

Unallocated corporate income for the three years ended December 31, 2013 mainly included exchange gain and other sundry items. Unallocated corporate income for the year ended December 31, 2012 also included bargain purchase of RMB1,269,269,000 (note 45).

Unallocated corporate expenses for the three years ended December 31, 2013 mainly included bank charges, salaries and other employee benefits, miscellaneous taxes and other sundry items.

Unallocated corporate assets at December 31, 2011, 2012 and 2013 mainly included cash at bank, investments in securities and other sundry items.

Unallocated corporate liabilities at December 31, 2011, 2012 and 2013 mainly included bank borrowings, deferred taxation and sundry items.

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

In November 2013, the Company’s subsidiary, Yancoal Australia, obtained two amendments to the loan agreement on future compliance for debt covenants in respect of certain bank borrowings amounting to RMB15,111 million (US$2,490 million) and RMB303.4 million (US$50 million), respectively, as of December 31, 2013. These bank borrowings, which amounted to RMB15,414.4 million, were classified as non-current as of December 31, 2013. The amendments were obtained without any consideration paid to the lenders. The relevant covenants of the two borrowings are identical and were required to be tested half-yearly, with an initial test date of December 31, 2013. The amendments obtained deferred the initial test date of the financial covenants to June 30, 2014 and reduced the interest cover ratio, and for the consolidated net worth covenant, to December 31, 2014.

The original covenants required Yancoal Australia to maintain the following as of and/or for the year ended December 31, 2013: (i) a gearing ratio not exceeding 0.9; (ii) interest cover ratio of not less than 1.5; and (iii) consolidated net worth not less than AUD2,000,000,000. Yancoal Australia believed that it could not meet the above debt covenants and requested advance waivers in November 2013. The financial position of Yancoal Australia as of and for the year ended December 31, 2013 did not meet the above debt covenants requirements if required. The actual covenants calculations as of and for the year ended December 31, 2013 as calculated from the annual financial statements of Yancoal Australia, which are prepared in accordance with the Australian Accounting Standards and also complied with IFRS, would have been: (i) a gearing ratio of 0.80; (ii) interest cover ratio of -5.75; and (iii) consolidated net worth of AUD1,212,460,000.

Under the amendments received from the lenders, the covenants have been revised as follows:

•	gearing ratio of Yancoal Australia will not exceed 0.90 on June 30, 2014 and 0.80 thereafter;

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

35. BORROWINGS—Continued

(ii) Secured borrowings are repayable as follows:—continued

•

interest coverage ratio of Yancoal Australia will not be less than 1.5 for the 12 month period ending on June 30, 2014 and 2.0 for the 12 months ending thereafter under the amendments in November 2013; and

•	consolidated net worth of Yancoal Australia is not less than AUD1,600,000,000 on each test date on and after December 31, 2014.

Yancoal Australia has undertaken to maintain the above covenants in accordance with the amendments and the relevant loan agreements. However, we cannot assure you that Yancoal Australia will in the future be able to maintain such covenants or be required to seek additional amendments or waivers under its relevant loan agreements.

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