Form 20-F
period 2014-12-31
YANZHOU COAL MINING CO LTD
filed 2015-04-27
CIK 1048098

As filed with Securities and Exchange Commission on April 27, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

1,958,400,000 H Shares, par value RMB1.00 per share, including H Shares that were represented by 6,952,181 ADSs

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

“CASs” are to Accounting Standard for Business Enterprises and the relevant regulations and explanations issued by the Ministry of Finance of the PRC.

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

“Grant Thornton Hong Kong” are to a firm of certified public accountants in Hong Kong and operates as a corporate practice under the name of Grant Thornton Hong Kong Limited. This firm is the auditor for the purpose of the Hong Kong H Share listing only.

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

“Jiemei Wall Materials” are to Jining Jiemei New Wall Materials Co., Ltd., a limited liability company incorporated in the PRC.

“JORC Code” are to the Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia.

“LIBOR” are to the London Interbank Offered Rate.

“MEP” are to the Ministry of Environmental Protection of the PRC.

“MLR” are to the Ministry of Land and Resources of the PRC.

“MOFCOM” are to the Ministry of Commerce of the PRC.

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

Solely for your convenience, certain items in this annual report contain translations of Renminbi amounts into U.S. dollars, which have been made at the rate of RMB6.2046 to US$1.00, being the exchange rate as set forth in the H.10 weekly statistical release of the Board of Governors of the Federal Reserve System of the United States on December 31, 2014. All such translations in this annual report are provided solely for your convenience and no representation is made that the Renminbi amounts could have been or could be converted into U.S. dollars at that rate, or at all.

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

Coal resources and reserves are key elements in our Company’s investment decision-making process. The term “resources” describes a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. The term “reserves” describes the recoverable quantity of coal that is commercially viable for development given the prevailing economic situation, particularly with respect to the prices of coal at the time of estimation. Reserves are estimated using a deterministic method, in which a single best estimate is made based on known geological, engineering and economic data, or a probabilistic method, in which known geological, engineering and economic data are used to generate a range of estimates and their associated probabilities. All coal reserves data are estimates, which are revised when additional information becomes available (for example, when additional coal mines commence operations or when actual coal production or extraction commences). “Proven reserves” refers to estimated quantities of coal that geological and engineering data demonstrate have reasonable certainty of being recovered in future years from known deposits under existing economic and operating conditions (that is, prices and costs at the date the estimate is made). “Probable reserves” refers to the estimated quantities of coal that geological and engineering data demonstrate have fair to good probability of being recovered in future years from known deposits under existing economic and operating conditions. To qualify as proven reserves, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the proven estimate. To qualify as probable reserves, there should be at least a 50% probability that the quantities actually recovered will equal or exceed the proven plus probable estimate. Our total in-place proven and probable reserves are presented to include all mining and preparation losses that occur during the processing of coal after it is mined. Recoverable reserves refer to the amount of in-place proven and probable reserves but exclude all mining and preparation losses that occur during the processing of coal after it is mined. Our estimates of recoverable reserves are reported after deduction of actual production volume and nonaccessibe reserves up to December 31, 2014. Unless otherwise specified, coal reserves and resources are presented on a 100% basis.

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

Historical Financial Data

The following table sets forth selected financial data as of and for the years ended December 31, 2010, 2011, 2012, 2013 and 2014. The selected income statement and cash flow data for the years ended December 31, 2012, 2013 and 2014 and the summary balance sheet data as of December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with those financial statements and the accompanying notes. Unless otherwise indicated, the financial statements have been prepared and presented in accordance with IFRS, as issued by the IASB.

	As of and for the Year Ended December 31,
	2010	2011	2012	2013	2014	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions except per Share and per ADS data)
INCOME STATEMENT DATA
Total revenue[1]	33,944.3	47,065.8	58,146.2	56,401.8	60,370.8	9,730.0
Gross sales of coal	32,590.9	45,181.2	56,200.6	54,444.8	58,539.4	9,434.8
Railway transportation service income	513.3	476.9	464.1	457.9	373.6	60.2
Gross sales of electricity power	185.5	328.0	323.6	332.1	241.5	38.9
Gross sales of methanol	629.3	1,059.3	1,118.0	1,155.7	1,195.5	192.7
Gross sales of heat supply	25.2	20.5	39.9	11.2	20.8	3.4
Transportation costs of coal	(1,160.5)	(1,248.3)	(2,104.2)	(2,024.2)	(2,291.6)	(369.3)
Cost of sales and service provided	(16,801.3)	(25,986.7)	(42,149.0)	(42,511.8)	(49,557.5)	(7,987.2)
Cost of electricity power	(195.5)	(362.5)	(330.8)	(320.5)	(159.7)	(25.7)
Cost of methanol	(716.8)	(930.2)	(911.2)	(850.8)	(869.3)	(140.1)
Cost of heat supply	(12.5)	(13.8)	(25.1)	(6.7)	(11.2)	(1.8)

Gross profit	15,057.6	18,524.3	12, 625.8	10,687.8	7,481.4	1,205.9
Selling, general and administrative expenses	(5,093.4)	(6,570.2)	(7,987.6)	(10,380.7)	(6,069.9)	(978.3)
Share of profit of associates	8.9	68.9	142.0	233.9	310.6	50.1
Share of loss of jointly controlled entities	0.5	—	(191.6)	(376.0)	(320.8)	(51.7)
Other income	3,108.1	1,075.8	2,930.4	1,020.6	2,382.2	383.9
Interest expense	(603.3)	(839.3)	(1,448.7)	(1,765.8)	(2,183.6)	(351.9)

Profit before income taxes	12,477.3	12,259.5	6,070.4	(580.3)	1,599.9	258.0
Income taxes	(3,171.0)	(3,466.9)	(36.2)	394.8	(1,112.8)	(179.4)
Profit for the year	9,306.3	8,792.5	6,034.2	(185.5)	487.1	78.6

Profit attributable to our equity holders	9,281.4	8,745.1	6,065.6	777.4	766.2	123.5
Earnings per Share	1.89	1.78	1.23	0.16	0.16	0.03
Earnings per ADS	18.87	17.78	12.33	1.58	1.56	0.25
Operating income per Share before income tax	2.54	2.49	1.23	(0.12)	0.33	0.05
Profit from continuing operation per ADS before income tax	25.37	24.93	12.34	(1.18)	3.25	0.52

CASH FLOW DATA
Net cash from operating activities	5,399.8	17,977.3	6,503.6	(2,201.1)	4,171.8	672.4
Net cash from (used in) investing activities	(5,884.4)	(25,611.1)	(3,187.4)	(13,504.4)	(8,534.8)	(1,375.6)
Net cash from (used in) financing activities	1,360.5	9,441.1	1,145.1	13,286.9	8,692.2	(1,400.9)

BALANCE SHEET DATA
Total current assets	24,281.4	30,169.7	29,833.5	31,524.4	38,086.3	6,138.4
Total current liabilities	10,133.9	34,721.5	28,622.7	28,816.0	27,329.9	4,404.8
Net current assets/(liabilities)	14,147.5	(4,551.8)	1,210.8	2,708.4	10,756.4	1,733.6
Property, plant and equipment	19,874.6	31,273.8	39,503.1	41,896.5	44,174.6	7,119.7
Total assets	72,755.9	96,890.2	122,165.1	127,458.2	133,098.1	21,451.5
Long-term bank borrowing	22,400.8	14,869.3	33,283.8	44,100.0	50,566.4	8,149.8
Equity attributable to our equity holders	37,331.9	42,451.5	45,530.0	40,378.7	38,725.8	6,241.5

DIVIDEND PER SHARE
A and H Shares	0.59	0.57	0.36	0.02	0.02	0.003
ADS	5.9	5.7	3.6	0.20	0.20	0.03

[1]	In this annual report, business taxes and surcharges have been reclassified as corresponding costs of each category of revenue to provide a more appropriate presentation. The same adjustments have been made to the corresponding prior year. The reclassification has no impact on the overall results of the Group. The attention of Shareholders and potential investors is drawn to such adjustments. For details, please see Note 2 of the consolidated financial statements attached to this annual report.

Number of Shares Outstanding

	As of December 31,
	2010	2011	2012	2013	2014
A Shares	2,960,000,000	2,960,000,000	2,960,000,000	2,960,000,000	2,960,000,000
H Shares	1,958,400,000	1,958,400,000	1,958,400,000	1,958,400,000	1,958,400,000
ADS	19,744,158	13,933,698	12,915,380	6,952,181	6,952,181

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

Period	Period End	Average(1)	High	Low
	(expressed in RMB per US$)
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.3093	6.3449	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
October	6.1142	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.2103	6.2422	6.2741	6.1955
April (through April 10, 2015)	6.2082	6.1989	6.2082	6.1930

(1)	Determined by averaging the rates on the last business day of each month during the respective period, except for monthly averages, which are determined by averaging the rates on each business day of the month.

On April 10, 2015, the noon buying rate was US$1.00 = RMB6.2082.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The coal industry depends on general economic conditions, including the conditions of global and local economies. In 2014, the economic recovery of certain developed countries have generally been muted or have slowed down, which has led to general market volatility and uncertainty about the prospects of future of global growth and investment. In addition, regional geopolitical turmoil in various countries has added uncertainty to the global economy. Meanwhile, China’s economic growth has generally slowed down due to excess production capacities in certain industries. The PRC government has implemented economic reform and sought to enhance economic growth methods, which includes energy conservation and environmental measures. However, to achieve certain energy-saving, emission-reduction as well as environmental protection goals, high energy consumption industries, such as coal industry and its downstream industries may be adversely affected, which may in turn materially and adversely affected our business, results of operations and financial condition.

Our business, results of operations and financial condition depend on volatile domestic and international coal markets.

Coal sales accounted for 96.7%, 96.5% and 97.0% of our revenues in 2012, 2013 and 2014, respectively, and we expect our coal sales to continue to account for a substantial portion of our revenue. As we derive a substantial portion of our revenue from sales of coal and coal-related products, our business and operating results depend heavily upon supply and demand for coal and coal-related products in the domestic and international coal markets. Accordingly, we are vulnerable to downturns in the demand for coal, increases in supply of coal through new or expanded coal production and declines in coal prices.

In 2014, as the global economy recovered slowly, which was affected by China’s slowing economic growth and weakness in domestic and overseas coal markets. International coal suppliers generally reduced production, while the PRC government introduced certain policies for coal companies. However, these measures were not considered fundamental changes to the adjust the growing imbalance between coal supply and demand. As such, coal prices general decreased, resulting in intensifying pressure on the overall coal industry in 2014. The average selling price of our coal products was RMB604.3, RMB523.5 and RMB475.6 per tonne in 2012, 2013 and 2014, respectively, representing a decrease of RMB47.9 per tonne from 2013 to 2014, which in turn had a direct adverse impact on our sales income. We cannot assure you that demand for and prices of coal will not further decline, the occurrence of which may adversely affect our business, results of operations and financial condition.

Global coal demand correlates strongly with the global economy and the performance of coal-consuming industries, including but not limited to the power generation, chemical, metallurgy and construction materials industries. In addition, the availability and prices of alternative energy sources to coal, as well as international shipping costs, also affect coal demand. Coal supply is primarily affected by the geographic location of coal reserves, transportation capacity, the level of domestic and international coal supplies and the type, quality and price of coal from various producers. Developments in the international coal market may adversely affect our overseas sales. The relaxation of global supply-demand structure of coal or reduction in demand for coal from key consuming industries, such as the PRC power generation industry, metallurgy industry and other related sectors, may decrease coal prices which, in turn, may significantly reduce our profitability and adversely affect our business, results of operations and financial condition.

We face risks associated with our sales contracts and strategic framework agreements, which may materially and adversely affect our business, results of operations and financial condition.

Sales of our coal produced in China are made primarily on the spot market or pursuant to strategic framework agreements and to a lesser extent, pursuant to sales contracts. Approximately 75% of sales of our coal produced in Australia are made pursuant to sales contracts. Our PRC sales contracts generally have terms of one year and specify the price, quantity and quality of coal and delivery schedule of coal. Our Australian sales contracts generally have terms of one year or less and specify the price, quantity and quality of coal and delivery schedule of coal. In 2013 and 2014, due to the volatile international coal markets, customers purchasing our coal produced in Australia generally entered into quarterly contracts with us. As such, if we experience a weak coal pricing environment that results in a decline in coal prices at the time of actual delivery, our revenue and profitability may be materially and adversely affected. In addition, our sales contracts are not automatically renewable. If we are not able to maintain our sales contracts with our major customers on terms commercially acceptable to us or at all, our business, results of operations and financial condition may be adversely affected.

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

For the years ended December 31, 2012, 2013 and 2014, our top five customers accounted for 19.4%, 21.4% and 18.7% of our revenue, respectively, and sales to our largest customer accounted for 6.3%, 6.0% and 5.0% of our revenue, respectively. We expect that our results of operations will continue to depend on sales to a limited number of customers for the foreseeable future. We may not be able to rely on these customers for revenue generation in the future. We may lose these customers due to the intensified competition. See “— Competition in the PRC and the international coal industry is intensifying, and we may not be able to maintain our competitiveness.” We may also experience reduction, delay or cancellation of orders from one or more of our significant customers, and any decline in the businesses of our customers could also reduce their purchases of our products. The loss of sales to any of these customers could have a material adverse effect on our business, results of operations and financial condition.

We rely primarily on ports, highways and third party operated railway systems in the PRC and Australia to deliver our coal, any major disruption of which may adversely affect our business, results of operations and financial condition.

We rely primarily on highways and our own railway network, as well as third party operated railway system, to deliver coal to customers in China. We also deliver small volumes of coal through ports and canals. Coal resources and production in China are mainly located in northern and northwestern China, while coal consumption is primarily in eastern and southern China. As a result, coal suppliers must transport coal via third party operated railway systems from major supply areas to major demand areas. Although the PRC government has taken steps to upgrade and expand the railway system, the capacities of certain railway routes after even after an increase in capacity may not be sufficient to meet coal transportation demand in the short-term. Even though our domestic customers are mainly located in eastern China, where the railway system is more developed than other regions of China, our ability to deliver coal is still restricted by the transportation capacity. Pursuant to the Twelfth Five-Year Plan, the PRC government plans to construct several railways for coal transportation in cities in northern China and northwestern China, such as Shanxi Province, Shaanxi Province and the Inner Mongolia Autonomous Region. However, as it will take a significant amount of time for the relevant PRC authorities to grant approvals and permits and to complete the construction of the railway, we anticipate that we will continue to face challenges with respect to access to railway transportation. In addition to railway transportation, we use major coal shipping ports along the coast of China to deliver coal to customers located along the coastal regions of China. However, we may not be able to continue securing sufficient railway or port capacity to deliver our coal and may experience material delivery delays or substantial increases in transportation costs as a result of insufficient railway capacity.

In Australia, we rely substantially on third party operated railway networks to deliver coal to ports in New South Wales and Queensland, for onward shipping to our customers. We generally enter into transportation agreements with national and privately operated railway networks, rail haulage operators and ports to secure transportation capacity, generally for terms of five to ten years and generally on a “take or pay” basis. As the transportation capacity secured by these agreements is based on assumed production volume, we may not have sufficient capacity if our actual production volume exceeds our estimated production volume. Conversely, we may have excess transportation capacity (which, in the case of “take or pay” agreements, we will have to pay for even if unused) if our actual production volume is lower than our estimated production volume. In 2015, we expect the sluggish global economy will lead to weak demand for coal in both the PRC and overseas markets. We expect that global economic conditions will remain uncertain and international coal markets will not fundamentally improve in 2015, and as a result, we cannot assure you that we will fully use the transportation capacity secured on a “take or pay” basis. In addition, we may not be able to secure sufficient transportation capacity to deliver our coal in the future and may experience material delivery delays or substantial increases in transportation costs as a result of insufficient transportation capacity, which may also adversely affect our business, results of operations and financial condition.

Competition in the PRC and the international coal industry is intensifying, and we may not be able to maintain our competitiveness.

We face competition in all aspects of our business, including pricing, production capacity, coal quality and specifications, transportation capacity, cost structure and brand recognition. Our coal business competes in the domestic and international markets with other large domestic and international coal producers. The ongoing consolidation in the PRC and Australian coal industry has increased the level of competition we face in our core business. In 2014, China continued to import a substantial amount of coal. Our competitors may have higher production capacities, stronger brand names and better financial, marketing, distribution and other resources than we do. We may not be able to maintain our competitiveness if changes or developments in the market weaken our existing competitive advantages. Efforts by our competitors to improve the quality of their coal may render obsolete or irrelevant any competitive advantage we have over them. Our failure to compete effectively may have a material adverse impact on our business, results of operations and financial condition.

We may not be able to meet our capital expenditure requirements or secure additional external financing in the future.

Our business is capital intensive and will require substantial expenditures for, among other things, the construction of our key projects, machinery and equipment and operational capital expenditures. In 2012, 2013 and 2014, our total capital expenditures in respect of core coal business were approximately RMB20,809.2 million, RMB20,251.2 million and RMB7,489.4 million, respectively. In 2012, 2013 and 2014, our total capital expenditures in respect of acquisition of subsidiaries were approximately RMB10,882.2 million, RMB12,391.9 million and RMB 3,746.2 million, respectively. Our capital expenditures were made largely due to investment in our core coal businesses. We intend to use cash on hand, funds from operations and additional debt and equity financing to finance our capital expenditures going forward. However, we may not be able to obtain sufficient amounts of capital in a timely manner, on terms acceptable to us, or at all, which could result in a material adverse effect on our business, results of operations and financial condition.

In recent years, the size of our interest-bearing debt obligations has increased. In November and December 2013, we issued RMB denominated short term notes and non-public financing instruments in aggregate principal amounts of RMB6 billion. As of December 31, 2014, we had approximately RMB61,438.1 million in borrowings, of which approximately RMB10,871.7 million is due within a year and approximately RMB50,566.4 million is due after one year. In the first quarter of 2014, we issued RMB denominated short term notes in the aggregate principal amount of RMB5 billion. This level of debt could have significant consequences for our operations, including reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes as a result of our debt servicing obligations, limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, our industry and the general economy and potentially limiting our ability to obtain, or increasing the cost of, any additional financing. In addition, our business plans may change from time to time due to changing circumstances, new opportunities or unforeseen contingencies. If we change our business plans, we may need to obtain additional external financing which may include bank borrowings or issuances of debt securities to meet our capital expenditure plans. If we raise additional funds through debt financing, our interest and debt repayment obligations will increase and we may be subject to additional covenants that could limit our ability to access cash flows from operations. We may not be able to raise sufficient financing to fund our future capital expenditures and service our debt obligations or at all. Failure to obtain sufficient financing could cause delays or abandonment of business development plans and have a material adverse effect on our business, results of operations and financial condition.

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

In addition, reserve data for certain of our PRC mines are estimated in accordance with Industry Guide 7 for proven and probable reserves and the JORC Code, as revised in 2004, for reserves. Reserve data for our Australian mines are typically estimated in accordance with the JORC Code, as revised in 2012. As the mining standards and mining terminology of the JORC Code may differ substantially from Industry Guide 7, our reserve data may materially vary when we compile and present such data. As such, our actual results of operations may differ materially from our long-term business and operational projections, which are based on our coal reserve estimates. We may adjust our coal reserve estimates downward in the future, and in such event, our long-term production and the useful lives of our mines may be materially and adversely affected.

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

In 2012, 2013 and 2014, we expensed approximately RMB1,450.6 million, RMB1,390.6 million and RMB1,225.4 million, respectively, of our provisions for land subsidence, restoration, rehabilitation and environmental protection as determined by our Directors based on estimations of various factors, including past occurrences of land subsidence. However, the provisions that we make are only estimates and may be adjusted to reflect the actual effects of our mining activities on the land above and surrounding our mining sites. Therefore, such estimates may not be accurate and land subsidence, restoration, rehabilitation and environmental costs may substantially increase in the future. Moreover, governments may impose new fees or change the basis of calculating compensation and reclamation costs in respect of land subsidence, the occurrence of any of which could increase our costs and have a material adverse effect on our business, results of operations and financial condition.

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

In addition, while the majority of global energy consumption is from conventional energy sources such as coal, alternative energy industries are rapidly developing and are gradually gaining widespread acceptance. Coal combustion generates significant greenhouse gas and other pollutants, and the effects of climate change resulting from global warming and increased pollution levels may provide incentives for governments to promote or invest in “green” energy technologies such as wind, solar, nuclear and biomass power plants, or to reduce their consumption of conventional energy sources such as coal. The Plan for Strategic Action of Energy Development (2014-2020), promulgated by the PRC government on June 7, 2014, requires total primary energy consumption by 2020 should be limited to approximately 4.8 billion tonnes, and total coal consumption should be limited to approximately 4.2 billion tonnes. By 2020, consumption of non-fossil fuel energy should account for 15% of total primary energy consumption, and consumption of coal should account for less than 62% of total primary energy consumption. As such, alternative energy industries may rapidly develop and gradually gain mainstream acceptance in the PRC and the rest of the world. If alternative energy technologies continue to develop and prove suitable for wide commercial application in the PRC and overseas, demand for conventional energy sources such as coal could gradually be reduced, which would have a material adverse effect on the coal mining industry and, consequently, our business, results of operations and financial condition. See “— Our business, results of operations and financial condition may be adversely affected by present or future environmental regulations.”

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

We face risks relating to fluctuations in exchange rates for RMB against other currencies, primarily the Australian dollar and the U.S. dollar. China has adopted a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand with reference to a basket of currencies. In April 2012, the PRC government further enlarged the trading band. In this regard, the PBOC has allowed the Renminbi to rise or fall 1% against the U.S. dollar from the daily central parity rate, effective April 16, 2012, compared with its previous 0.5% limit. Subsequently, the PRC government further enlarged this trading band from 1% to 2% in March 2014, effective March 17, 2014. In the first quarter of 2015, the PRC government enacted certain measures that enabled the RMB exchange rate to float more freely at an appropriate and balanced level. We are primarily affected by exchange rate fluctuations that arise from our export sales denominated in Australian dollars and U.S. dollars, which may affect the RMB values of such export sales. In addition, exchange rate fluctuations can result in exchange losses on our foreign currency deposits and loans and other indebtedness. As of December 31, 2014, the exchange rate for the Australian dollar against the U.S. dollar was US$1.00 = A$0.8173, compared with US$1.00 = A$0.8929 as of December 31, 2013. We recorded an exchange loss of RMB1,686.0 million for the year ended December 31, 2013 and an exchange gain of RMB154.0 million for the year ended December 31, 2014, respectively. Exchange rate fluctuations can affect our cost of imported equipment and components. See “Item 3. — Key Information — A. Selective Financial Data — Exchange Rate Information.”

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

We are exposed to cash flow interest rate risk in relation to variable-rate bank balances, term deposits, restricted cash and variable rate borrowings. Our interest rate risk primarily arises from fluctuations in the PBOC benchmark interest rate in relation to our RMB-denominated borrowings, and fluctuations in the LIBOR rate in relation to our U.S. dollar-denominated borrowings. As of December 31, 2014, we had approximately US$5.8 billion of borrowings denominated in U.S. dollars and RMB 26 billion of borrowings denominated in RMB. A substantial majority of our borrowings denominated in RMB are linked to the benchmark lending rate published by the PBOC, which is subject to fluctuations as the PRC government adjusts interest rates and related policies from time to time as a matter of national economic policy.

In addition, a substantial majority of our borrowings denominated in U.S. dollars are linked to floating LIBOR rates, the fluctuation of which are beyond our control. Our lending rates may increase in the future as a result of reasons beyond our control, and may result in an adverse effect on our business, results of operations and financial condition.

As a part of our risk management efforts, we entered into forward foreign exchange contracts to sell or purchase specified amounts of foreign currencies in the future at stipulated exchange rates. The objective of entering into the forward foreign exchange contracts is to reduce our exposure to foreign exchange rate related volatility, which may affect the presentation of our revenues and capital expenditures. To hedge the exchange losses of USD loan arising from the fluctuation of foreign exchange, Yancoal Australia and Yancoal International have taken foreign exchange hedging measures to such debt on the accounting basis, which mitigated the impact of exchange loss on the current profit. We also entered into contracts with three banks to hedge a proportion of our borrowings issued at variable interest rates through the use of floating-to-fixed interest rate swap contracts. As of December 31, 2014, this interest rate hedging contract expired and we did not enter into any new interest rate hedging contracts. As of December 31, 2014, the fair value of our derivative assets in respect of our forward foreign exchange contracts was RMB0.4 million , compared with the fair value liability of our forward foreign exchange contracts of approximately RMB80.9 million. See “Item 11. Quantitative and Qualitative Disclosures of Market Risks.” In addition, our Australian subsidiaries’ USD bank loan repayments in a six-month period are structured to hedge against forecasted USD sales during the same period. However, despite our risk management efforts, our hedging arrangements may not be effective in all situations, and our business, results of operations and financial condition may be materially and adversely affected by fluctuations in exchange rates or interest rates.

Our business, results of operations and financial condition are subject to resource taxes and we may not be able to pass on our increased costs relating to resource taxes to our customers.

Pursuant to the Notice of Adjustment of Resource Tax in Shandong Province, jointly issued by the Provincial Department of Finance and local tax authority of Shandong, since December 1, 2014, the collection basis of resource tax in Shandong province has been changed from volumes into prices and the amount of business tax has been changed from RMB3.60 per tonne into 4% of the taxable sales of coal. Pursuant to the Notice of the Reformation Implementation of Coal Resource Tax in Shanxi Province, jointly issued by the Provincial Department of Finance and local tax authority of Shandong, as of December 1, 2014, the collection basis of resource tax in Shanxi Province has been modified to take into account prices, and business tax amounts have been changed from RMB3.20 per tonne to 8% of the taxable sales of coal. Pursuant to the Announcement of Applicable Coal Resource Tax Rate of Inner Mongolia, as of December 1, 2014, the collection basis of resource tax in Inner Mongolia has been modified to take into account prices, and the amount of business tax has been changed from RMB3.20 per tonne to 9% of the taxable sales of coal.

For resource taxes that are paid based on volume, we and our domestic subsidiaries pay resource tax on the actual sales of the sum of raw coal and washed coal products, multiplied by the applicable tax rate. For resource tax that are paid based on price, we and our domestic subsidiaries pay resource tax on the total taxable sales, multiplied by the applicable tax rate. As a result of these changes, if the tax based on pricing is significantly higher than our current tax, our costs will increase, which could have a material adverse effect on our business, results of operations and financial condition. In addition, the Australian MRRT became effective as of July 1, 2012. The MRRT is a profits-based tax that is charged at an effective rate of 22.5% on the assessable profits (excess of annual mining revenue over annual mining expenditures with respect to mineral interests, less certain allowances) of, among others, coal mining enterprises. On October 24, 2013, the Australian government announced that it will seek to repeal the MRRT with effect from July 1, 2014. We cannot predict whether the MRRT will be successfully repealed. The MRRT has the potential to increase the overall tax liability of our Australian subsidiaries and adversely affect our results of operations and financial condition in the future.

Our Controlling Shareholder has significant influence over us.

As of December 31, 2014, our Controlling Shareholder, the Yankuang Group, together with its wholly owned subsidiary, owned 56.52% (52.86% A share and 3.66% H share) of our outstanding shares and has significant influence over us. The Company entered into a special labor and service supply agreement in March 2014 and renewed five continuing connected transaction agreements with Yankuang Group, namely a materials supply agreement, a supply of labor and services agreement, a pension fund management agreement, a coal products and materials supply and equipment lease agreement and an electricity and heat energy supply agreement in the ordinary course of business in October 2014. In March of 2014 and 2015, the Company renewed a financial services agreement with Yankuang Group, respectively. In addition, on March 27, 2015, the Company entered into a coal train escort services agreement with Shandong Yankuang Security Services Co., Ltd., a wholly owned subsidiary of the Company. These related party transactions were reviewed and approved according to the procedures under relevant regulations and standards of the HKSE, SSE, NYSE and SEC. However, we may continue to enter into related party transactions with Yankuang Group and, as such, any material financial or operational developments experienced by the Yankuang Group that lead to the disruption of its operations or impairs its ability to perform its obligations under the agreements could materially affect our business, results of operations and financial condition and future prospects.

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

Our coal operations in China are subject to extensive regulation by the PRC government. National governmental authorities, such as the National Development and Reform Commission of the PRC (the “NDRC”), the MEP, the MLR, the State Administration of Coal Mine Safety of the PRC (“SACMS”), the State Administration of Work Safety of the PRC (the “SAWS”), the National Energy Administration of the PRC and the SAT, as well as corresponding provincial and local authorities and agencies, exercise extensive control over the mining and transportation (including rail, sea and river transport) of coal within China. Our operations in Australia are subject to similar laws and regulations of general application governing mining and processing, land tenure and use, environmental requirements, including site-specific environmental licenses, permits and statutory authorizations, workplace health and safety, trade and export, competition, access to infrastructure, foreign investment and taxation. These regulations may be implemented by various federal, state and local government departments and authorities including the Department of Industry and the Department of Environment. Regulatory oversight from these authorities and agencies may affect the following aspects of our operations, among others:

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

Due to the increasing awareness of environmental issues, the PRC government has tightened its enforcement of applicable laws and regulations and adopted more stringent environmental standards, such as the Working Plan for the Control of Discharge of Greenhouse Gases under the Twelfth Five-Year Plan, the Twelfth Five-Year Plan for Environmental Protection and the Twelfth Five-Year Plan for Energy-saving and Emission-reduction, pursuant to which China plans to continue to increase the proportion of non-fossil fuels used as an overall primary energy source to 11.4% by 2015 and reduce the proportion of coal used as an overall primary energy source. On September 10, 2013, the State Council issued the Action Plan for Prevention and Control of Atmospheric Pollution (the “Action Plan”), pursuant to which the PRC government plans to reduce the coal consumption to less than 65% of total energy consumption by 2017. On April 24, 2014, the Standing Committee of National People’s Congress passed the Amended Environmental Protection Law, pursuant to which, effective January 1, 2015, more responsibility has been imposed on local governments and unlimited fines will be imposed on polluters. Similarly, our Australian operations are subject to Australia’s stringent federal and state environmental laws and regulations. Compliance with laws and involvement in litigation can be expensive, lengthy and disruptive to normal business operations. Moreover, Australian environmental approval processes require a technical environmental assessment to be prepared prior to granting approval, as well as public consultation. Community groups may lobby for more restrictive conditions to be imposed on approvals granted or for the approval to be declined, either of which may result in a material adverse effect on our business and results of operations.

In September 2014, the NDRC issued the State Plan of Responding to the Climate Change (2014-2020), which requires the carbon emission per unit of gross domestic product (GDP) of the PRC to decrease by 40% to 45% from 2005 to 2020; the percentage of non-fossil energy among the primary energy to decrease to approximately 15%; and the carbon emission per unit of industrial added value of the PRC to decrease by 50% from 2005 to 2020. In addition, the PRC government plans to reduce the coal consumption growth in certain key areas such as Beijing-Tianjin-Hebei metropolitan region, Yangtze River Delta and Pearl River Delta by increasing the consumption of electricity generated outside the region and using non-fossil fuel energy such as natural gas as alternative energy.

For our operations in Australia and Canada, we are required to renew some major supervisory approvals, permits and certificates from time to time. We are currently applying for certain supervisory approvals, permits and certificates for our mines.

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

With respect to our operations in Australia and Canada, we are also required to obtain and renew from time to time a number of material regulatory approvals, permits and license. We are in the process of obtaining or renewing certain regulatory approvals, permits and licenses for our coal mines, such as the open-pit and underground project at Moolarben Coal Mine and the Southeast open-pit project at Ashton Coal Mine. As of the date of this annual report, we have obtained the approval of the Southeast open-pit project at Ashton Coal Mine, which requires the acquisition of a certain property from a private individual prior to the commencement of development.

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

We entered the PRC methanol market and commenced production of coal-based methanol at Tianhao Chemicals and Yulin Nenghua in September 2008 and August 2009, respectively. In 2012, 2013 and 2014, we generated revenue of RMB1,117.9 million, RMB1,155.7 million and RMB1,195.5 million from sales of methanol, respectively, which represented 1.9%, 2.0% and 2.0% of our total revenue for the same periods, respectively. However, we ceased production of coal-based methanol at Tianhao Chemicals in April 2012 due to the shortage of raw materials and are in the process of disposing of its methanol assets.

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

As of the end of 2014, we had a total annual methanol production capacity of 0.6 million tonnes. In addition, we have completed the construction of a 600,000-tonne methanol project in Ordos City, Inner Mongolia Autonomous Region, which has became commercially operational in the first half of 2015. We may not be able to optimize the utilization of our new facilities as planned. If our projections for the domestic methanol market prove incorrect or if we are unable to otherwise compete effectively, we may not recover the capital and resources we have invested in our methanol operations and may not realize the intended benefits of our expansion into this industry. In either event, our business, results of operations and financial condition will be adversely affected.

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

From 2012 to 2014, we completed 511 technology improvement projects, obtained 143 patents and received 368 technological awards, which have enhanced our coal mining and related business operations. Further, we own other intellectual property such as trademarks and know how. We believe our patents and other intellectual property rights are important to our success. Existing laws in China offer limited protection for our intellectual property rights. We rely upon a combination of patents, confidentiality policies and agreements, nondisclosure and other contractual arrangements to protect our intellectual property rights. We cannot assure you that we will be able to detect any unauthorized use of, or take appropriate, adequate and timely actions to enforce, our intellectual property rights. Consequently, we may not be able to effectively prevent unauthorized use of our patents in other countries where such patents are not registered.

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

On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and MOFCOM, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. In February 2015, each of the four accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The firms’ ability to continue to serve all their respective clients is not affected by the settlement. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. The settlement did not require the firms to admit to any violation of law and preserves the firms’ legal defenses in the event the administrative proceeding is restarted.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

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

In 1999, the Minister of Foreign Trade and Economic Cooperation, the predecessor of the MOFCOM, approved our conversion into a Sino-foreign joint stock company with limited liability under the Company Law and the Sino-Foreign Joint Venture Law of the PRC.

Our contact information is:

Business address	:	298 South Fushan Road
Zoucheng, Shandong Province
People’s Republic of China (273500)
Telephone number	:	(86) 537 538 2319
Website	:	http://www.yanzhoucoal.com.cn

(the contents of our website do not form part of this annual report)

Acquisitions

Acquisition of Equity Interest in Haosheng Company

As approved at the general manager working meeting of the Company held on November 24, 2014, the Company signed the Equity Transfer Agreement of Haosheng Company and Coal Resources Transfer Agreement of Inner Mongolia Shilawusu Coal Field (collectively, the “Equity Transfer and Resource Transfer Agreements”) to acquire 11.59% of the equity interest in Haosheng Company and corresponding 150 million tonnes of coal resources in Shilawusu coal field previously held by Inner Mongolia New Yangtze River Mining Investment Co., LTD. (“New Yangtze River Mining”), for the total consideration of RMB885.9 million.

To support the highly-purified aluminum project (with an annual production of 42,000 tonnes) of New Yangtze River Mining, Inner Mongolia Autonomous Region allocated 150 million tonnes of coal resources in Shilawusu coal field. As approved by a shareholders’ meeting of Haosheng Company, New Yangtze River Mining contributed RMB137.4 million to subscribe for 11.6% of equity interests of Haosheng Company through equity capital increase. After the equity capital increase, the equity interest of Yanzhou Coal in Haosheng Company would decrease from 74.8% to 66.2%. According to the Equity Transfer and Resource Transfer Agreements, New Yangtze River Mining will transfer 11.6% of equity interests in Haosheng Company and 150 million tones of coal resources allocated to it to Yanzhou Coal. After this transfer, the equity interest of Yanzhou Coal in Haosheng Company will be increased to 77.8%. The acquisition price is RMB885.9 million, representing 26.3% of the Group’s audited total profit of RMB3,366.2 million of 2014 calculated in accordance with CASs. As of the date of the annual report, the filing and approval procedures of above acquisition are being implemented.

Acquisition of 10% Equity Interests of Ashton Coal Mines Limited

On September 30, 2014, Yancoal Australia invested AUD17.9 million to acquire 10% of the equity interest in Ashton Coal Mines Limited held by ICRA Ashton Pty Ltd. through its wholly owned subsidiary. After the acquisition, Ashton Coal Mines Limited became a wholly-owned subsidiary of Yancoal Australia.

Financing Activities

As approved at the 2013 annual general meeting of our Company held on May 14, 2014, our Group was authorized to carry out domestic and overseas financing activities of an aggregate amount not exceeding RMB30 billion. On September 29, 2014, the Equity Investment Special Asset Management Planning Contract of Yanzhou Coal was entered into between the Company and ICBC Credit Suisse Investment Management Co., Ltd. (“ICBC Credit Suisse Investment”), which stipulated that the Equity Investment Special Asset Management Plan of Yanzhou Coal will be established through ICBC Credit Suisse Investment to raise RMB1.4 billion, with 46.7% equity of Heze Neng Hua held by Yanzhou Coal.

Acquisition of 5% Equity Interests of Ordos South Railway Co., Ltd.

Haosheng Company proposed to invest RMB147.4 million to acquire 5% of the equity interest of Ordos South Railway Co., Ltd. (“South Railway”) previously held by Ejin Horo Banner State-Owned Operation Co., Ltd. Haosheng Company contributed RMB100.7 million to South Railway, which was established in September 2010 with a registered capital of RMB2.948 billion, and whose business scope includes railways transportation, railway construction, facilities transportation, repair and manufacturing, storage services, transportation and handling, passenger and freight station services, logistics and mechanical equipment procurement and supply and marketing. The largest shareholder of South Railway, Hohhot Railway Bureau, holds 45% of South Railway’s equity interests. There are two railway lines under the administration of South Railway: (i) starting from Xinjie to Engealu to Taolimiao with a total length of 175 kilometers; and (ii) starting from Alimiao to Etukeqian Banner to Shanghaimiao, with a total length of 190 kilometers.

Subscription of the Placing Shares of Qilu Bank Co., Ltd

As reviewed and approved at the sixth meeting of the sixth session of the Board held on December 23, 2014, it was approved to subscribe for up to RMB246.2 million placing shares in Qilu Bank at the offering price of RMB3.18 per share. As of the date of this annual report, related procedures for subscription have being performed by Qilu Bank Co., Ltd.

Save as disclosed above, there was no other asset acquisition, sales and mergers during the reporting period.

The Offering of RMB Denominated Short Term Notes, Corporate Bonds, USD Denominated Perpetual Securities and Debt Financing Notes through Private Placement Notes

Pursuant to approval granted at the 2012 annual general meeting, we completed the issuance of RMB5 billion short term notes due March 14, 2015, which bore interest of 5.95% on March 12, 2014.

Pursuant to approval granted at the 2012 first extraordinary general meeting of held on February 8, 2012 and the acceptance of registration notices Zhengjianxuke [2012] No. 592, we completed the second issuance of RMB1.95 billion and RMB3.05 billion corporate bonds due March 3, 2019 and March 3, 2024, respectively, bearing interest rate of 5.92% and 6.15% on March 6, 2014, respectively. The corporate bonds were listed in SSE on March 31, 2014.

Pursuant to approval granted at the 2012 annual general meeting, Yancoal International Trading completed issuance of USD perpetual securities of USD300 million bearing an interest rate of 7.2% on May 15, 2014. The perpetual securities were listed on Hong Kong Stock Exchange. The proceeds will be used for debt repayment and repleshiment of working capital of overseas subsidiaries. As of December 31, 2014, USD220 million of net proceeds had been used.

Pursuant to the approvals granted at the 2012 annual general meeting and the 2013 annual general meeting, we completed the first and second issuance of debt financing notes through private placement on September 19, 2014 and November 17, 2014, respectively with issue price of RMB100/par value RMB100 and total net proceeds of RMB1.5 billion and RMB998.5 million, respectively. As of December 31, 2014, all of the net proceeds raised in the private placements have been used for working capital purposes.

Capital Expenditures

Our principal source of cash in 2014 was cash generated from our operating activities, the offering of RMB denominated short term notes and non-public issuance of financing instruments and bank borrowings. Our capital expenditures in 2014 were primarily for operational capital expenditures, purchase of properties, machinery and equipment, payment of dividends, and consideration paid for our acquisitions of assets and equity interests.

The following table sets forth a summary of our capital expenditures in the periods indicated:

	Year Ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
	(in millions)
Capital Expenditure
Coal mining	19,170.1	18,709.6	5,296.6	853.7
Coal railway transportation	33.8	22.3	5.0	0.8
Electricity power and methanol	1,605.3	1,519.2	2,096.3	337.9
Corporate	0.1	0.04	91.5	14.7

Total	20,809.2	20,251.2	7,489.4	1,207.1

Note: Capital expenditures include those arising from the acquisition of equity interest in Ashton Coal Mines Limited.

Our planned capital expenditures for 2015 are approximately RMB9,686.6 million. For more information, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” in this annual report.

Potential Takeovers by Third Parties

There were no indications of any public takeover offers by third parties in respect of our common shares in 2014.

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

We were established in 1997 and listed on the SSE, HKSE and NYSE in 1998. In addition, our subsidiary, Yancoal Australia, was listed on the ASX in 2012. Our revenue was RMB58,146.2 million, RMB56,401.8 million and RMB60,370.8 million in 2012, 2013 and 2014, respectively.

As of December 31, 2014, we were 52.86% directly owned by our parent, the Yankuang Group, which is wholly owned by the Shandong Provincial Government under the control of the SASAC of the Shandong Provincial Government. Yankuang Group’s wholly owned subsidiary incorporated in Hong Kong owned 3.66% of our total share capital. Yankuang Group and its wholly owned subsidiary incorporated in Hong Kong together owned 56.52% of our total share capital. The Yankuang Group was founded in 1973 to focus on coal mining and sales, the coal chemical industry, power generation, aluminum production, machinery manufacturing and financial investments.

As of December 31, 2014, we owned and operated 21 coal mines across China and Australia with abundant coal resources, including Shandong and Shanxi Provinces and the Inner Mongolia Autonomous Region in China, as well as Queensland, New South Wales and Western Australia in Australia. In addition, as of December 31, 2014, we had four coal projects under construction in China and four advanced-exploration stage projects in Australia.

In PRC, we directly own and operate eight coal mines in the PRC, namely, Nantun, Xinglongzhuang, Baodian, Dongtan, Jining II, Jining III, Beisu and Yangcun which produced in the aggregate approximately 50.2% of our total coal output in 2014. As of December 31, 2014, these eight mines had approximately 3,503.3 million recoverable reserves. We also hold equity interests in a number of coal mines in China through our subsidiaries. Shanxi Nenghua operates Tianchi Coal Mine, which holds approximately 117.0 million tonnes of recoverable reserves; Heze Nenghua operates Zhaolou Coal Mine, which holds approximately 408.8 million tonnes of recoverable reserves; and Ordos Neng Hua operates Anyuan Coal Mine and Wenyu Coal Mine.

The map below shows the approximate locations of our coal mines and projects in China.

In Australia, we conduct our operations in Australia primarily through our subsidiaries, Yancoal Australia and Yancoal International (Holding). Yancoal Australia currently operates nine coal mines in Australia including Austar, Yarrabee, Ashton, Moolarben, Gloucester, Donaldson, Middlemount, Cameby Downs and Premier which collectively held approximately 5.0 billion tonnes of JORC (as revised in 2012) compliant reserves as of December 31, 2014. Yancoal Australia also holds an advanced-exploration stage project, Monash. Yancoal International (Holding) currently owns the advanced-exploration stage projects Athena, Harrybrandt and Wilpeena. In addition, we had a number of exploration tenements in Australia with potential for development projects as of December 31, 2014.

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

	Sulfur Content	Range of and Average Ash Content	Calorific Value	Washed	Principal Applications
	%	%	(megajoule/ kilogram)
The Company
No. 1 clean coal	0.48	7.01-8, average 7.70	28.04	Yes	High quality metallurgical production
No. 2 clean coal	0.54	8.01-9, average 8.41	27.88	Yes	Metallurgical production, construction, liquid coal production
No. 3 clean coal	0.53	10.01-11, average 10.26	26.87	Yes	Electricity generation and coal chemical production
Lump coal	0.52	10.01-14, average 12.28	27.54	Yes	Construction, power generation, coal for oven application
Mixed coal	0.98	19.01-35, average 27.58	20.55	Yes	Power generation
Shanxi Nenghua
Screened raw coal	2.17	20.01-36, average 27.46	23.71	No	Power generation
Lump coal	1.32	10.01-14, average 11.54	29.15	Yes	Power generation, construction
Heze Nenghua
No. 2 clean coal	0.63	8.01-9, average 8.50	29.15	Yes	Metallurgical production, construction
Mixed coal	0.95	28.01-35, average 28.71	20.46	Yes	Power generation
Ordos Nenghua
Screened raw coal	0.73	8.01-24, average 15.30	21.45	No	Power generation
Yancoal Australia
Semi-hard coking coal	1.30	5.5	25.36	Yes	Metallurgical production
Semi-soft coking coal	0.70	6-12	16.24	Yes	Metallurgical production, construction
PCI coal	0.69	9.5-10.5	30.86	Yes	Metallurgical production
Thermal coal	0.60	10-16	24.98	No	Power generation

The following table sets forth our principal coal products by sales volume and sales income of coal for the periods indicated. For the purposes of the table below, the figures of sales income and sales volume include inter-segment sales.

	Year Ended December 31,
	2012		2013		2014
	Sales volume (‘000 tonnes)	Sales income(1) (RMB in millions)	Sales volume (‘000 tonnes)	Sales income(1) (RMB in millions)	Sales volume (‘000 tonnes)	Sales income(1) (RMB in millions)
The Company	32,809	20,572.1	33,271	17,793.3	34,748	15,286.8
No. 1 clean coal	385	353.0	315	240.9	325	194.9
No. 2 clean coal	9,042	8,039.5	9,725	7,196.4	9,060	5,225.6
No. 3 clean coal	2,540	1,829.1	1,926	1,138.6	4,979	2,364.7
Lump coal	1,245	1,112.9	1,448	969.4	2,262	1,177.7
Screened raw coal	14,176	7,189.1	12,693	5,858.4	10,605	4,206.2
Mixed coal and others	5,421	2,048.6	7,164	2,389.5	7,517	2,117.6
Shanxi Nenghua	1,343	469.5	1,476	416.7	1,500	316.1
Screened raw coal	1,343	469.5	1,476	416.7	1,500	316.1
Heze Nenghua	2,292	1,662.5	2,359	1,435.6	3,110	1,634.7
No. 2 clean coal	1,183	1,234.4	1,293	1,097.5	2,021	1,316.6
Screened raw coal	—	—	—	—	21	16.2
Mixed coal and others	1,109	428.1	1,066	338.1	1,068	302.0
Ordos Neng Hua	6,827	1,619.7	6,345	1,195.1	5,793	944.4
Screened raw coal	6,827	1,619.7	6,345	1,195.1	5,793	944.4
Yancoal Australia	14,350	9,296.0	15,623	8,961.9	15,742	7,300.8
Semi-hard coking coal	506	377.4	1,361	893.6	973	509.4
Semi-soft coking coal	1,124	1,048.1	1,595	1,122.1	1,470	800.8
PCI coal	2,056	1,917.6	3,274	2,304.9	3,280	1,739.5
Thermal coal	10,664	5,952.9	9,393	4,641.2	10,019	4,251.1
Yancoal International (Holding)	2,965	994.3	5,525	1,681.5	5,158	1,482.9
Thermal coal	2,965	994.3	5,525	1,681.5	5,158	1,482.9
Externally purchased coal	32,421	21,586.5	39,396	22,960.8	57,024	31,573.7

Total	93,007	56,200.6	103,995	54,444.8	123,075	58,539.4

(1)	Sales income comprises the invoiced amount of coal sold net of returns and discounts.

Sales and Marketing

A significant portion of our PRC domestic sales is made on the spot market or pursuant to strategic framework agreements, while the remainder of our coal sales is made pursuant to sales contracts generally for a term not exceeding one year. These strategic framework agreements generally specify the quantity of the coal to be purchased. Prices for strategic framework agreements are generally determined in the annual sales contracts or monthly sales contracts which we enter under the strategic framework agreements.

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

	Year Ended December 31,
	2012		2013		2014
	Sales income(1)	% of Sales income	Sales income(1)	% of Sales income	Sales income(1)	% of Sales income
	(RMB in millions)		(RMB in millions)		(RMB in millions)
Power plants	8,012.7	14.2	10,432.9	19.2	8,606.5	14.7
Metallurgical mills	4,902.7	8.7	4,950.7	9.1	3,902.3	6.7
Chemical manufacturers	6,830.0	12.2	5,010.9	9.2	4,669.4	8.0
Trade	24,341.1	43.3	22,933.2	42.1	38,618.0	66.0
Others	12,114.1	21.6	11,117.1	20.4	2,743.2	4.6

Total	56,200.6	100.0	54,444.8	100.0	58,539.4	100.0

(1)	Sales income comprises the invoiced amount of coal sold net of returns and discounts.

The following table sets forth a breakdown of sales income of coal by geographical region for the periods indicated. For the purposes of the table below, the figures of sales income include inter-segment sales.

	Year Ended December 31,
	2012		2013		2014
	Sales income(1)	% of sales income	Sales income(1)	% of sales income	Sales income(1)	% of sales income
	(RMB in millions)		(RMB in millions)		(RMB in millions)
China	46,580.7	82.9	45,317.5	83.2	51,454.8	87.9
Eastern China	42,616.2	75.8	39,268.7	72.1	44,511.9	76.0
Southern China	76.1	0.1	139.7	0.3	192.1	0.3
Northern China	2,957.6	5.3	2,981.3	5.5	2,610.6	4.5
Other regions	930.9	1.7	2,927.8	5.4	4,140.2	7.1
Japan	1,770.5	3.2	1,225.7	2.3	1,217.3	2.1
South Korea	2,394.2	4.3	2,164.4	4.0	2,121.4	3.6
Australia	2,297.6	4.1	2,130.6	3.9	1,211.9	2.1
Others	3,157.6	5.6	3,606.6	6.6	2,534.0	4.3

Total	56,200.6	100.0	54,444.8	100.0	58,539.4	100.0

(1)	Sales income comprises the invoiced amount of coal sold net of returns and discounts.

Our domestic coal sales are concentrated primarily in Eastern China, particularly in Shandong and, to a lesser extent, in Southern China. Our sales income, which represents the invoiced amount of products sold net of returns and discounts, generated from Eastern China as a percentage of total sales income was 75.8%,72.1% and 76.0% in 2012, 2013 and 2014, respectively. The majority of our sales income is in the PRC. In 2012, 2013 and 2014, we generated 82.0%,83.2% and 81.9%, respectively, of our sales income from the PRC.

The following table sets forth a breakdown of export sales of our Company and Yancoal Australia for the periods indicated.

	Year Ended December 31,
	2012		2013		2014
	Sales income(1)	% of sales income	Sales income(1)	% of sales income	Sales income(1)	% of sales income
	(RMB in millions)		(RMB in millions)		(RMB in millions)
The Company
Japan	7.4	0.1	1.1	0.1	6.4	0.1
Our Australian subsidiaries
South Korea	2,394.2	29.9	2,164.4	25.4	2,121.4	28.0
Japan	1,770.5	22.1	1,225.7	14.4	1,217.3	16.0
China	670.4	8.4	1,516.0	17.8	1,331.9	17.6
Others	3,157.6	39.5	3,606.6	42.3	2,901.2	38.3

Total	8,000.1	100.0	8,513.8	100.0	7,578.2	100.0

(1)	Sales income comprises the invoiced amount of coal sold net of returns and discounts.

Export sales, excluding the coal sales in Australia by our Australian subsidiaries, represent only a small percentage of our total coal sales income. In 2012, 2013 and 2014, we generated 14.2%,15.6% and 12.9%, respectively, of our sales income from export sales. Our major overseas markets include South Korea and Japan. The majority of our overseas customers are located in Asia, and South Korea is our biggest market in this region. Even though we conduct all of our export sales from the PRC through export agents, we maintain close relationships with our overseas customers and end users.

In 2012, 2013 and 2014, our Australian subsidiaries’ domestic sales income was 22.3%, 20.0% and 13.8%, respectively, of their total sales income and in these same years their export sales income was 77.7%, 80.0% and 86.2%, respectively, of their total sales income. Our Australian subsidiaries’ export sales income represented 99.9%, 99.9% and 99.9% of our total export sales income in 2012, 2012 and 2014, respectively. Our Australian subsidiaries primarily conduct their export sales directly by entering into agreements with end user customers. Our Australian subsidiaries also export a small portion of coal through export agents with which our Australian subsidiaries have established longstanding relationships. The primary destinations for the export sales of our Australian subsidiaries are South Korea, Japan and China.

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

Customers

As of December 31, 2014, our major customers include Yankuang Group, Jiangsu Tianyu Energy Co., Ltd, Huadian International, Linyi Yehua Coking Ltd. and Noble Resources Limited, among which Yankuang Group was our largest customer. In 2012, 2013 and 2014, sales to our top five largest customers accounted for 19.4%, 21.4% and 18.7% of our sales income, respectively. In 2012, 2013 and 2014, sales to our largest customer accounted for 6.3%, 6.0% and 5.0%, respectively, of our sales income.

Leveraging the high quality of our products and the strength of our brand, we have established long-term relationships with our customers. We make significant efforts to establish and maintain long-term cooperative relationships with our customers, and in particular, with our strategic and key customers. We have annual evaluations of our customers to identify key customers. To maintain the relationships with our key customers, we generally provide favorable price terms and product delivery priority. Our sales and marketing department conducts routine customer visits and customer surveys to keep abreast of market developments, collect and evaluate customers’ responses, maintain customer relationships and continually improve our business. In addition, we closely monitor the market information about China, South Korea, Japan and other regions, which we use for business planning and execution.

We have a flexible credit policy, and the credit terms we grant to our customers may vary from customer to customer depending on each customer’s creditworthiness, historical relationship with the Company and the credit amount involved. We may allow open accounts, require acceptance bills or require cash on delivery. We rely on data from our enterprise resource planning system to determine the appropriate payment arrangement and credit terms for each customer, which generally do not exceed 90 days. We evaluate the creditworthiness of potential new customers before entering into a sales contract with them and reassess the creditworthiness of all of our customers on an annual basis. For customers without a strong credit history, we require them to settle their accounts upon delivery.

Pricing

The pricing for our coal products sold in the PRC is generally based on negotiations between the contracting parties that reflect market conditions. For our Australian operations, the pricing of our coal products is dependent on negotiations between the contracting parties, as well as prevailing market prices. There are no statutory price control schemes for coal in Australia. In both our PRC and Australian markets, to price our coal products, we consider the prevailing prices in the relevant local coal markets, the grade and quality of the coal, the rating and scale of the purchaser and our relationship with the purchaser. Our sales and marketing department monitors domestic and international market information, enabling us to keep abreast of pricing developments in our principal markets.

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

We also ship coal on the national railway system to ports, such as Rizhao, for delivery to customers. Rizhao Port is our main port for shipping coal. We also use the Beijing-Hangzhou Grand Canal to ship coal on barges to customers located in the area serviced by the canal, primarily Jiangsu and Zhejiang. In Shanxi, we rely on the Yangshe Railway, which intersects the Tianchi Coal Mine, and trucks to deliver coal to Hebei, Shandong, Qinhuangdao and other nearby areas. We rely on the Baoshen Railway and trucks to deliver coal from Anyuan Coal Mine and Wenyu Coal Mine to Hebei and the surrounding areas.

We plan to construct a privately operated railway to connect Zhaolou Coal Mine with the national railway system. Before completing the construction, we will continue to rely on trucks to deliver coal from Zhaolou Coal Mine to the national railway and customers.

We transport Yancoal Australia’s coal products to Newcastle Port and Gladstone Port in Australia at our cost using third parties’ railway networks. These coal products are then exported to South Korea, Japan and other destinations by sea. Yancoal Australia owns a 27.0% interest in Newcastle Infrastructure Group (“NCIG”), a joint venture responsible for constructing and operating the third export terminal at Newcastle Port, which is the largest coal export port in New South Wales, and has a designed annual port capacity of 63.0 million tonnes through NCIG’s facility. Yancoal Australia also had an annual port capacity of 28.0 million tonnes at Newcastle Port in 2014 through a facility owned by Port Warratah Coal Services (“PWCS”) pursuant to an agreement between Yancoal Australia and PWCS and is entitled to 11.9 million tonnes from 2015. In addition, Yancoal Australia owns a 5.6% interest in Wiggins Island Coal Export Terminal Holdings Pty Limited, which is the parent company of the developer of the Wiggins Island Coal Export Terminal. Yancoal Australia has been allocated an annual port capacity of 1.5 million tonnes when the phrase 1 is completed in 2015. We believe these allocated port capacities will support current export sales.

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

We employ the same mining operations in Anyuan and Wenyu Coal Mines except for the use of conveyers to transport the coal from the inclined shaft instead of shaft in our other PRC mines.

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

Materials, Water and Energy Supply

PRC mining operations

The primary materials we use to conduct our coal mining and processing operations are steel to support work faces and underground tunnels, cement for the construction of underground tunnels and ground structures and water used in our production process. We procure steel primarily from Shandong Shiheng Special Steel Group Co., Ltd., Laiwu Iron and Steel Group Co., Ltd Jining Branch, Jinan Iron and Steel Group Co., Ltd., Shandong Iron and Steel Group Co., Ltd. Jinan Branch, and Jinan Baoshan Steel Processing and Distribution Company and cement primarily from Shandong Lucheng Cement Company, Ltd. and Shandong Luzhu Group Cement Company Ltd. We procure water primarily from the Yankuang Group pursuant to the Materials Supply Agreement and its supplemental agreements, and, to a lesser extent, from local water companies. The prices of steel, cement and water is set at market rates or determined through negotiations. We believe that we have well- established, cooperative relationships with our suppliers, enabling us to secure reliable supplies of materials required in our production process. We believe that a number of alternative suppliers exist for our key materials in our coal operations, accordingly, we do not foresee any difficulty in obtaining adequate supplies.

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

Yancoal Australia has engaged Bureau Veritas, Societe Generale De Surveillance and ALS Laboratory Group to supervise and inspect the quality of the coal produced from the respective mines in Australia to ensure quality control and advise on quality improvement measures. In March 2015, we became the only company in the PRC coal industry to be recognized with the “China Quality and Credibility Commitment” designation.

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

As a result of our safety control program, we have been able to maintain a zero fatality rate in our PRC operations since 2007 compared with the national average of 0.257 fatalities per million tonnes of coal produced in 2014, according to the State Administration of Work Safety of the PRC. In 2014, we produced approximately 46.9 million tonnes of coal in our PRC operations and did not experience any production accidents that involved serious work injuries or death. We have been continuously reviewing and evaluating our safety control and performance in Australia. With respect to our Australian operations in 2014, our lost time injury frequency rate, measured as the number of lost time injuries per million man-hours worked, was 2.7 for open-pit mines and 17.2 for underground mines. On April 15, 2014, an underground incident occurred at Austar Coal Mine and two employees died. The investigation by the Mine Safety Office of the NSW Department of Trade and Investment, Regional Infrastructure and Services (“DTIRIS”) to determine the cause of the incident is currently ongoing. As of the date of this annual report, the cause of the incident has not been determined and we are working with the DTIRIS investigators.

Environmental protection

We are subject to PRC environmental protection laws and regulations which impose fees for the discharge of waste substances and require the payment of fines for serious pollution. PRC regulations also authorize government agencies to close any facility that fails to comply with orders to cease, or bring into compliance with relevant laws and regulations, operations that cause environmental damage. In addition, the operations of Yancoal Australia must comply with relevant Australian environmental protection laws and regulations. In 2014, we incurred expenses related to environmental protection of RMB50.1 million .

Railway Transportation Business

In addition to transporting coal to support our own operations, we also provide railway transportation services to our customers, including the Yankuang Group, for fees. In 2014, we transported 16.56 million tonnes of coal on our railway network, representing a decrease of 1.69 million tonnes, or 9.2%, from 18.3 million tonnes in 2013. We generated sales income of RMB373.6 million from railway transportation services in 2014, representing a decrease of RMB84.3 million, or 18.4%, from RMB457.9 million in 2013. The cost of sales of our transportation business was RMB250.2 million in 2014, representing a decrease of RMB74.6 million, or 23.0% from that of 2013.

We own 15 steam locomotives, two heavy-duty rail motors and over 200 kilometers of railway tracks constructed for coal transportation that connect most of our coal mines with Zouxian Power Plant located in Jining City, Shandong. Our railway network also connects to two major national railways, namely, Beijing-Shanghai Railway and Yanzhou-Shijiugang Railway. Our railway network provides us with substantial control over a major means of transportation for our key product, allowing us to benefit from the synergies from coal production, sales and transportation. As of December 31, 2014, our railway transportation business had 3,286 employees.

We maintain ISO 9001 quality accreditation, environmental management certification (GB/T241001-2004), GB/T28001-2011 occupational safety and health certificate and GB/T19022-2003 management certification for the operation of our railway network.

Coal Chemical Business

Our coal chemical business focuses on the production of methanol, a liquid commodity that can be produced from coal or natural gas. We operate our coal chemical business primarily through Yulin Nenghua. In 2014, we produced 650,000 tonnes of methanol and sold 660,000 tonnes of methanol. We generated sales income of RMB1,195.5 million in 2014, representing an increase of RMB39.8 million, or 3.4%, from RMB1,155.7 million in 2013. The cost of sales of coal chemical business was RMB869.3 million in 2014, representing an increase of RMB18.5 million, or 2.2% from that of 2013. Our coal chemical facilities at Tianhao Chemicals ceased production since April 2012. We have completed the construction of a 600,000-tonne methanol project in Ordos City, Inner Mongolia Autonomous Region, which became commercially operational in 2015.

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

Quality control

We have implemented a series of quality control measures for our coal chemical operations to ensure product quality. We obtained AAA measurement management system, ISO 9001 quality accreditation and ISO 14001 environmental management certification in November 2009 and subsequently renewed ISO 9001 quality accreditation and ISO 14001 environmental management certification in November 2012 and AAA measurement management system in October 2013. In August 2012, methanol produced by Yulin Nenghua, after review by the National Standardization Management Committee, was confirmed to be of a higher standard than the international standard ASTM D1152:2006, and was granted the Usage of International Standard Certificate. We perform regular inspections and maintenance on our methanol plants.

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

Competition

We compete with domestic methanol manufacturers in Shanxi and Shaanxi Provinces and the Inner Mongolia Autonomous Region. We have benefited from economies of scale as Yulin Nenghua’s 600,000-tonne methanol project achieved optimal utilization of its facilities and Ordos Neng Hua’s 600,000-tonne methanol plant commenced operations in 2015.

Seasonality

Our coal chemical operations are not affected by seasonality.

Electric Power and Heat Supply Business

As of the date of this annual report, we owned and operated seven power plants, which generate electricity for internal use and external sales. In 2014, we generated a total of 1,605.1 million KWh of electricity, 722.5 million KWh of which we sold to third parties. We generated sales income of RMB241.5 million in 2014, representing a decrease of RMB90.6 million, or 27.3%, from RMB332.1 million in 2013.

Hua Ju Energy operates five coal-fired power plants whose main facilities consist of energy conversion CFB boilers and extraction and condensing steam turbines. The power plants at Hua Ju Energy have an aggregate installed capacity of 132 MW. In 2012, 2013 and 2014, Hua Ju Energy generated 968.2 million KWh, 992.8 million KWh and 901.2 million KWh, respectively, and sold 831.9 million KWh, 869.1 million KWh and 303.6 million KWh, respectively, to the local power grid company.

The power plants at Yulin Nenghua and Tianhao Chemicals were established with the primary intention to satisfy the power demand of the methanol projects of these two entities; we sell a small amount of electricity to third parties. These plants had an aggregate installed capacity of 60 MW as of the date of this annual report; however, Tianhao Chemicals has stopped generating electricity since January 1, 2012 due to the high cost of fuel, and we are in the process of disposing of the power plant together with Tianhao Chemical’s methanol assets. In 2014, the power plants operated by Yulin Nenghua generated 257.5 million KWh of electricity, of which 14.0 million KWh was sold to third parties.

We commenced the construction of the Zhaolou Coal Mine power plant for Zhaolou Coal Mine in March 2010. The integrated power plant has two phases with a designed capacity of 300 MW for each phase. In November 2014, phase I commenced operation. For further information on the Zhaolou Coal Mine power plants, please see “D. Property, Plant and Equipment — Methanol and Cogeneration Power Plants — Zhaolou Coal Mine Power Plants.”

We commenced heat supply operations, which consist of the production and sale of heat, following our acquisition of Hua Ju Energy in 2009. In 2014, Hua Ju Energy generated 1.3 million steam tonnes of heat energy. Our coal mines consume the substantial majority of heat energy produced by Hua Ju Energy. We sold 90,000 steam tonnes of heat to third parties and generated sales income of RMB20.85 million in 2014.

Sales and marketing

We consume a major portion of the heat generated by our power plants and, to a lesser extent, sell to the Yankuang Group. In addition to our own use and our sales to the Yankuang Group, we sold 45.0% of the electric power we produced to other end-users through power grids in 2014.

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

Zhaolou power plant. Zhaolou power plant, located in Heze City, Shandong Province, is utilized by the Zhaolou coal plant of Heze Neng Hua. After crushing the coal fuel, it is transferred to the boiler and sent to the combustion chamber for burning. The combustion process generates heat and is transferred to water in the boiler. Water in the boiler is heated and produces high temperature, and high pressure steam, which runs the turbine that generates power.

Materials, water and energy supply

Our power plants are all coal-fired power plants. The power plants of Hua Ju Energy generate electricity by recycling coal gangue and coal slurry. Yulin Nenghua currently sources thermal coal from local coal mines. Zhaolou uses mixed coal, gangue and slime generated from coal washing to generate power.

Quality control

Hua Ju Energy obtained ISO 9001 quality accreditation and ISO 14001 environmental management certification in November 2003 and has maintained its certification since then. Yulin Nenghua obtained AAA measurement management system, ISO 9001 quality accreditation and ISO 14001 environmental management certification in November 2009. Zhaolou obtained ISO 9001 quality accreditation, ISO 14001 environmental management certification and GB/T28001 occupational health and safety management certification in December 2009.

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

Item	Base	Rate
Corporate income tax	Taxable income	25%
Corporate income tax (for Anyuan Coal Mine and Inner Mongolia Xintai)	Taxable income	15%
VAT (for coal and other products)	Sales revenue	17%
VAT (for heat supply)	Sales revenue	13%
VAT (for coal transportation services)	Revenue from service	11%
Business tax (for other services)	Revenue from service	5%
City construction tax	Amount of VAT and business tax	7%
Education surcharge	Amount of VAT and business tax	3%
Local education surcharge	Amount of VAT and business tax	2%
Water conservancy fund	Amount of VAT and business tax	1%
Resource tax	Aggregate volume of raw coal sold or used (1)	Shandong Province: 4% Shanxi Province: 8% Inner Mongolia: 9%
Compensation for the depletion of coal resources	Revenue from coal produced by us	1%
Price adjustment fund	Volume of raw coal produced or sales volume of merchantable coal

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

Foreign exchange laws

Provisions on Foreign Exchange Administration for Cross-border Guarantees and Operational Guidelines for Foreign Exchange Administration of Cross-border Guarantees (Hui Fa [2014] No. 29), promulgated by the SAFE on May 12, 2014, provide that when handling overseas lending and domestic guarantee business, without the approval of the Foreign Exchange Administration, the debtors shall not directly or indirectly transfer the funds under the guarantee back to the PRC for use through such methods as borrowing, equity investments, or securities investments in the PRC. The funds under the guarantee shall not be used for equity or debt investments, by overseas institutions or individuals directly or indirectly, in domestic institutions or individuals, including but not limited to the following circumstances:

•	the debtor uses the funds under the guarantee to make, directly or indirectly, equity or debt investments in institutions incorporated within the PRC.

•	the funds under the guarantee are used to acquire the equity of an overseas target company, of which over 50 percent of the assets are located within the PRC.

•	the debtor uses the funds under the guarantee to make advance payments for trade in goods or trade in services, and the payment time is more than 1 year before the time of delivery of the goods or services and the amount of the advance payment exceeds USD 1 million and 30 percent of the total price of the sales and purchase agreement (for the export of large complete sets of equipment or contract services, the completed workload may be deemed as the delivery).

•	the funds under the guarantee are used to repay the debt of the debtor or any other overseas company, while the original funds from the financing are transferred, directly or indirectly, back to the PRC in the form of equity or debt.

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

Pursuant to the Administrative Measures of Coal Export Quota, the NDRC and the MOFCOM have been responsible for determining China’s national coal export quota and allocating the quota among authorized coal exporters. Upon receiving a quota approval, authorized coal exporters may apply for coal export permits to the relevant authority designated by the MOFCOM. Authorized coal exporters are also required to report their monthly quota usage to the NDRC.

The regulations provided that quotas may be adjusted in the event of:

•	a major change in the international market;

•	a major change in domestic coal resources;

•	an imbalance in the usage of the coal export quota by an authorized coal exporter compared to its allocation of the coal export quota; and

•	other circumstances which require an adjustment to the coal export quotas.

On December 31, 2012, the MOFCOM and the General Administration of Customs issued the 2013 Catalog of Goods subject to the Export Permit Management, pursuant to which coke will not be subject to export quota management.

On August 29, 2013, the General Administration of Customs issued The Announcement of Tariff Adjustment on Certain Export Commodities such as Lignite, which adjust the zero tariff for lignite to 3%, effective from August 30, 2013.

On October 10, 2014, the PRC General Administration of Customs promulgated the Announcement on Adjusting the Import Tariff Rates of Coal (Announcement of the General Administration of Customs No. 73, 2014), which provides that as of October 15, 2014, the provisional zero import tariff rate of anthracite (H.S. code: 27011100), coking coal (H.S. code: 27011210), bituminous coals other than coking coal (H.S. code: 27011290), other coal (H.S. code: 27011900) and briquettes and other fuels (H.S. code: 27012000) shall be abolished, and the most-favored-nation tariff rate of 3% (anthracite), 3% (coking coal), 6% (bituminous coals other than coking coal), 5% (other coal) and 5% (briquettes and other fuels) shall be resumed respectively.

On December 16, 2014, the MOF issued the 2015 Implementation Plan of Customs Taxation, which provides that the export custom tax rates of coal products, including anthracite, bituminous coal, coaking coal, brown coal, peat coal, coal-made solid fuel and other coals shall decrease from 10% to 3%.

Domestic trading regulations

Pursuant to the Amended Measures for the Regulation of Coal Operations promulgated by the NDRC on July 30, 2014, entities are required to file their information of coal operations with local authorities within 30 business days after they obtained business license.

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

The PRC Environmental Protection Law requires that enterprises, public institutions, and other business operators that discharge pollutants shall adopt measures to prevent and control pollution and damage to environment caused by waste gas, waste water, waste residue, medical wastes, dust, malodorous gases, radioactive substances, noise, vibration, optical radiation, electromagnetic radiation, and other substances generated in their production, construction, and other activities. Pollutant discharging entities under intensified supervision shall install and use monitoring equipment in accordance with the relevant provisions of the state and the monitoring norms, ensure the normal functioning of monitoring equipment, and preserve the original monitoring records. On April 24, 2014, the Standing Committee of National People’s Congress passed the Amended Environmental Protection Law, pursuant to which, effective January 1, 2015, more responsibility has been imposed on local governments and unlimited fines will be imposed on polluters. In addition, projects without environmental evaluation in accordance with relevant laws are not allowed to commence construction.

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

According to the Measures for Implementing Work Safety Permits in Coal Mine Enterprises issued by the SAWS and the SACMS, a coal mine enterprise without a work safety permit may not engage in coal production activities. Coal mining enterprises and their mines that do not satisfy the safety conditions set forth in this document, or those that violate the provisions of this document, may be punished by fines, warnings, temporary suspension of the work safety permit, mandatory remediation measures, orders to cease production and cancellation of the work safety permit. Coal mine enterprises that remain compliant with the requirements set in these documents may apply for administrative approval to extend the validity period of their Work Safety Permits.

The Special Regulations by the State Council on Preventing Work Safety Related Accidents in Coal Mines were promulgated and entered into effect on September 3, 2005. These regulations specify that coal mine enterprises are responsible for preventing coal mine work safety-related accidents. If a coal mine has not obtained, in accordance with the law, a mining right permit, work safety permit or business license and if the mine manager has not obtained, in accordance with the law a mine manager safety qualification certificate, the coal mine may not engage in production. Coal mining enterprises should establish a sound system for the detection, elimination, treatment and reporting of latent work safety-related dangers. If a major latent work safety-related danger exists in a coal mine, the enterprise should immediately suspend production and eliminate the latent danger. Coal mining enterprises should provide their personnel working underground and their special operation personnel with safety education and training in accordance with relevant state regulations. The person in charge of a coal mine and the production and operation management personnel should go into mines and act as foremen on a rotating basis in accordance with state regulations, and a file recording their entry into the mine should be maintained.

In addition, the SAWS issued three sets of measures on September 26, 2005: (i) the Measures for Determining Major Latent Work Safety Related Dangers in Coal Mines (for Trial Implementation); (ii) the Implementing Measures for the Detection and Elimination of Latent Dangers in Coal Mines and the Rectification and Closure of Such Mines (for Trial Implementation); and (iii) the Measures for the Supervision and Inspection of Coal Mine Safety Training (for Trial Implementation). On October 31, 2005, the SAWS issued the Guiding Opinions on Persons in Charge of Coal Mines and Production and Operation Management Personnel Going into Mines as Foremen. The SAWS and the MOF jointly issued the Incentive Arrangement for Report on Working Safety on May 2, 2012, which encourages reporting on material accident hazards on working safety systems and other illegal activities.

The SAWS, the SACMS and the All China Federation of Trade Unions jointly issued the Rules regarding the Working Safety Construction of Coal Mine Working Teams in June 2012, which requires coal mining enterprises to promote working safety target management and improve the salary structure to reflect the combination of working safety, production and profits. In addition, coal mining enterprises are required to improve working environments and labor protection facilities, provide employees with labor protection articles and occupational health examinations, establish occupational health files for employees and provide relevant remuneration for workers engaging in hazardous works.

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

Regulation of the Australian Coal Industry

Our operations in Australia are subject to laws and regulations of general application governing mining and processing, land tenure and use, environmental requirements, including site-specific environmental licenses, permits and statutory authorizations, industrial relations, workplace health and safety, trade and export, competition, access to infrastructure, foreign investment and taxation. These regulations are implemented by various federal, state and local government departments and authorities, including at a federal level the Department of Industry and Science, and the Department of the Environment.

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

The WHS Laws have commenced operation in New South Wales, Queensland, the ACT, the Northern Territory, South Australia, Tasmania and in Commonwealth jurisdictions, although it should be noted that the WHS Laws are not fully harmonized with certain jurisdictions. However, Western Australia and Victoria are yet to implement the new laws. These jurisdictions have occupational health and safety (OHS) laws in place.

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

MRRT

In July 2012, a profits-based tax(MRRT) was introduced which is charged at an effective rate of 22.5% on the assessable profits (excess of annual mining revenue over annual mining expenditures with respect to mineral interests, less certain allowances) of, among others, coal mining enterprises, however, the relevant legislation was repealed in September 2014.

Carbon tax scheme

In an effort to meet Australia’s emissions target as set forth in the Kyoto Protocol, previously the Australian federal government introduced legislation making a liable entity liable pay for each tonne of carbon pollution that it emits, however, the relevant legislation was repealed in July 2014.

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

As of December 31, 2014, our Company consisted of 13 departments.

The following chart shows our departments and simplified corporate structure as of December 31, 2014:

D.	Property, Plant and Equipment

Real Property and Leasehold Property

As of December 31, 2014, the net book value of our property, plant and equipment was RMB44,174.6 million. The properties for which we own land use rights in China occupy an area of approximately 7.74 million square meters, while the coalfields to which we possess mining rights in Australia occupy an area of approximately 110.0 million square meters. Under PRC law, land use rights for properties in China are granted for 50 years commencing from the respective grant dates of such land use rights and are freely transferable. In addition, the land ownership rights held by Yancoal Australia are held in perpetuity pursuant to Australian law.

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

We acquired Austar Coal Mine in Australia in 2004, and we acquired the entire equity interest in Yancoal Resources (formerly Felix) through Yancoal Australia in 2009, which operates Ashton Coal Mine, Yarrabee Coal Mine and Moolarben Coal Mine. We acquired an additional 30% of the equity interest in the Ashton Coal Mine Joint Venture and disposed of 51% of the equity interest in the Minerva Coal Mine Joint Venture in 2011. On September 30, 2014, we acquired an additional 10% of the equity interest in the Ashton Coal Mine Joint Venture, which become wholly owned subsidiary of Yanzhou Australia after the acquisition. In August 2011, we acquired the entire equity interest of both Syntech Holdings Pty Ltd. and Syntech Holdings II Pty Ltd., which operate the Cameby Downs Coal Mine and have five exploration tenements that can be potentially developed. In September 2011, we acquired the entire equity interest of both Premier Coal, which operates the Premier Coal Mine and Wilga Exploration Area, and Premier Char. We completed the merger with Gloucester in June 2012, which turned Gloucester a wholly-owned subsidiary of Yancoal Australia. As of December 31, 2014, we own nine mines and four advanced-exploration stage projects in Australia.

As of the date of this annual report, we have obtained or in the process of obtaining the following material approvals, permits and licenses for our coal projects in China:

•	we obtained approval and permits with respect to environmental assessment, water protection, and safety assessment on Shilawusu and Zhuanlongwan projects and are in the process of obtaining other approvals;

•	Yingpanhao Project has been included into the NDRC’s twelfth five-year plan for the coal mining industry in March 2012. We have obtained the resources allocation approval from the Provincial government are in the process of obtaining project approval for our commencement of construction on this project; and

•	we submitted the application for the mining permit for Wanfu Project to the MLR in January 2014.

In addition to the above, a number of material Australian regulatory approvals, permits and licenses are pending, outstanding, have not been applied for as yet or have expired, including:

•	surface mining leases for the development of proposed additional stages of the Moolarben Coal Mine have obtained planning approval from relevant authorities; and

•	the NSW Land & Environment Court has granted approval for the proposed Southeast open-cut project of the Ashton Coal Mine, condition upon the acquisition of a key property from a private individual prior to the commencement of development.

We operate substantially all of our mines either directly or through our subsidiaries and we have contracted the mining operations at Anyuan, Wenyu and Cameby Downs Coal Mines to third party contractors.

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

	Nantun	Xinglong- zhuang	Baodian	Dongtan	Jining II	Jining III	Total
Background data:

Commencement of construction	1966	1975	1977	1979	1989	1993	N/A
Commencement of commercial production	1973	1981	1986	1989	1997	2000	N/A
Coalfield area (square kilometers)	35.2	56.2	37.0	60.0	87.1	105.1	380.6

Reserve data:(1) (millions tonnes as of December 31, 2014)

Total in-place proven and probable reserves(1)	102.0	288.6	256.3	421.4	392.4	197.6	1,658.2
Mining recovery rate(2)(%)	83.4	80.0	79.2	82.1	82.0	80.6	N/A
Coal preparation plant recovery rate (%)(3)	85.6	73.2	69.7	57.1	74.4	59.7	N/A
Depth of mine (meters underground)	465	399	517	780	517	551	N/A
Average thickness of main coal seam (meters)	5.4	8.3	8.8	8.4	4.7	4.9	N/A
Type of coal	Thermal coal	Thermal coal	Thermal coal	Thermal coal	Thermal coal	Thermal coal	N/A
Leased/owned	Owned	Owned	Owned	Owned	Owned	Owned	N/A
Assigned/unassigned(4)	Assigned	Assigned	Assigned	Assigned	Assigned	Assigned	N/A
Average calorific value (Kcal/kg)	5,485	5,574	5,500	5,289	5,208	5,194	N/A
Sulfur content (%)	0.72	0.51	0.58	0.54	0.58	0.66	N/A

Production data : (million tonnes)

Approval raw coal production capacity	3.0	6.6	6.4	7.5	4.2	6.6	34.3
Designed washing capacity	1.8	3.0	3.0	4.0	3.0	5.0	19.8
Raw coal production
1997-2007	45.7	70.1	61.6	78.1	42.7	49.6	347.8
2008	3.5	6.6	6.0	7.0	3.9	6.1	33.1
2009	3.8	6.6	5.7	7.5	3.6	6.2	33.4
2010	3.6	6.8	6.1	7.4	4.2	6.2	34.3
2011	3.3	6.8	6.1	7.3	4.4	6.1	34.0
2012	3.2	7.0	6.1	7.6	3.7	5.5	33.1
2013	3.0	6.9	6.2	8.1	3.1	6.5	33.8
2014	2.7	6.8	5.8	8.0	4.2	5.3	32.8
Cumulative raw coal production as of December 31, 2014	68.8	117.6	103.6	131.0	69.8	91.5	582.3

(1)	The proven and probable reserves of the above coal mines are based on the report dated February 6, 1998 prepared by International Mining Consultants Limited, a UK-based company, in accordance with the standards in Industry Guide 7.

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

Nantun Coal Mine

Nantun is located in the southern portion of our coalfield, with a coalfield area of approximately 35.2 square kilometers. Nantun began commercial production in 1973 with an approved annual raw coal production capacity of 3.0 million tonnes of coal. The main coal seam of Nantun is divided into four leaves. The thickness of the upper leaf averages 5.35 and 3.21 meters and the thickness of the lower leaf averages 0.89 and 1.03 meters. As of December 31, 2014, the total in-place proven and probable reserves on the main coal layer were approximately 102.0 million tonnes.

We primarily use the fully mechanized or comprehensive sublevel caving mining method to extract coal. As of December 31, 2014, Nantun produced coal from three work faces. Nantun’s coal preparation plant produces mainly No. 2 Clean Coal and employs movable-sieve jig machines and flotation machines. Most of the equipment used in the Nantun coal preparation plant was manufactured in the PRC.

Xinglongzhuang Coal Mine

Xinglongzhuang is located in the northern portion of our coalfield, with coalfield area of approximately 56.2 square kilometers. Xinglongzhuang began commercial production in 1981 with an approved annual raw coal production capacity of 6.6 million tonnes. The main coal seam of Xinglongzhuang is concentrated in one leaf with an average thickness of 8.3 meters. As of December 31, 2014, the total in-place proven and probable reserves on the main coal layer were approximately 288.6 million tonnes.

We primarily use the fully mechanized sublevel caving method to extract coal from the coal seam of Xinglongzhuang Coal Mine. At this coal mine, we produced coal from two work faces as of December 31, 2014. The Xinglongzhuang coal preparation plant produces No. 1 and No. 2 Clean Coal, lump coal and thermal coal. The majority of the equipment in the Xinglongzhuang coal preparation plant, including its jig machines, movable-sieve jig machines and flotation machines, was manufactured in the PRC while a small portion of the equipment was imported.

Baodian Coal Mine

Baodian is located in the central western portion of our coalfield, with coalfield area of approximately 37.0 square kilometers. Baodian began commercial production in 1986 with an approved annual raw coal production capacity of 6.4 million tonnes. Certain sections of the main coal seam of Baodian are concentrated in one leaf, with an average thickness of 8.81 meters. The remaining sections are divided into two leaves with an average thickness of 5.74 meters for the upper leaf and 3.38 meters for the lower leaf. As of December 31, 2014, the total in-place proven and probable reserves on the main coal layer were approximately 256.3 million tonnes.

We primarily use the fully mechanized sublevel caving method to extract coal. At this coal mine, we maintained two work faces as of December 31, 2014. The Baodian coal preparation plant produces No. 2 Clean Coal and lump coal. The majority of equipment in the Baodian coal preparation plant, including its slanted wheel, cyclones and flotation machines, was manufactured in the PRC.

Dongtan Coal Mine

Dongtan is located in the central eastern portion of our coalfield, with coalfield area of approximately 60.0 square kilometers. Dongtan began commercial production in 1989 with an approved annual raw coal production capacity of 7.5 million tonnes. Certain sections of the main coal seam consist of one layer with an average thickness of 8.41 meters, and the remaining sections are divided into two layers, with an average thickness of 5.38 meters for the upper layer and 3.22 meters for the lower layer. As of December 31, 2014, the main coal layer held approximately 421.4 million tonnes of in-place proven and probable reserves.

We primarily use the fully mechanized sublevel caving method to extract coal. At this mine, we maintained two work faces as of December 31, 2014. The Dongtan coal preparation plant produces No. 2 Clean Coal, lump coal and thermal coal. The principal pieces of equipment in the Dongtan coal preparation plant, including its slanted wheel, cyclones, TBS sorting machines and flotation machines, were manufactured in the PRC.

Jining II Coal Mine

Jining II is located in the northern portion of the Jining coalfield, with coalfield area of approximately 87.1 square kilometers. Jining II began commercial production in 1997 with an approved annual raw coal production capacity of 4.2 million tonnes. Certain sections of the main coal seam of Jining II are concentrated in one layer, with an average thickness of 6.78 meters. The remaining sections are divided into two layers, with an average thickness of 2.1 meters for the upper leaf and an average thickness of 4.68 meters for the lower leaf. As of December 31, 2014, the total in-place proven and probable reserves on the main coal layer were approximately 392.4 million tonnes.

We primarily use the fully mechanized sublevel caving method to extract coal. At this coal mine, we produced coal from two work faces as of December 31, 2014. The main equipment used in Jining II are movable-sieve jig machines, cyclones and flotation machines, most of which were manufactured in the PRC. The principal product of the coal preparation plant of Jining II is No. 2 Clean Coal.

Jining III Coal Mine

Jining III is located in the southern portion of the Jining coalfield and covers an area of 105.1 square kilometers. Jining III has an approved annual raw coal production capacity of 6.6 million tonnes. The main coal seam of Jining III is divided into two leaves. The thickness of the upper leaf averages 1.21 meters and the thickness of the lower leaf averages 4.91 meters. As of December 31, 2014, the total in-place proven and probable reserves on the main coal layer were approximately 197.6 million tonnes.

We primarily used the fully mechanized sublevel caving method to extract coal from three work faces in Jining III Coal Mine as of December 31, 2014. The main pieces of equipment used in Jining III are slanted wheel, cyclones, TBS sorting machines, flotation machines and movable-sieve jig machines, which were manufactured in the PRC. The principal products of the coal preparation plant of Jining III are No. 2 Clean Coal and thermal coal.

Beisu and Yangcun Coal Mines

The following table sets forth information about Beisu and Yangcun Coal Mines, which are directly owned and operated by the Company:

	Beisu	Yangcun	Total
Background data:

Commencement of construction	1972	1981	N/A
Commencement of commercial production	1976	1988	N/A
Coalfield area (square kilometers)	29.3	27.5	56.8

Reserve data: (as of December 31, 2014)

Recoverable reserves(1)	74.4	88.2	162.5
Mining recovery rate (%)(2)	87.3	86.7	N/A
Coal preparation plant recovery rate (%)(3)	N/A	N/A	N/A
Depth of mine (meters underground)	269.7	318.8	N/A
Average thickness of main coal seam (meters)	1.0	8.3	N/A
Type of coal	Thermal coal	Thermal coal	N/A
Leased/owned	Owned	Owned	N/A
Average calorific value (Kcal/kg)	5,244	4,974	N/A
Sulfur content (%)	3.52	1.38	N/A

Production data: (million tonnes)

Approved raw coal production capacity	1.0	1.2	2.2
Designed coal preparation input washing capacity	—	—	—
Raw coal production
2012	1.0	1.1	2.1
2013	1.0	1.1	2.1
2014	0.8	1.0	1.8
Cumulative raw coal production as of December 31, 2014	2.8	3.2	6.0

(1)	Based on the standards in the Solid Mineral Resource/Reserve Classification of the PRC (GB/T17766-1999) (“PRC Standards”), “recoverable reserves” in this table are the sum of basic reserves and resources. “Basic reserves” generally refers to measured and indicated economical reserves prior to deduction of design and extraction losses. “Resources” refers to the sum of a part of identified mineral resources and undiscovered resources.
(2)	The mining recovery rate is the rate of the amount of coal recovered from a determined amount of reserves, which is calculated by dividing the actual volume of coal recovered in a year by the volume of reserves mined and consumed in the same year.
(3)	“Coal preparation plant recovery rate” refers to the wash plant recovery rate of raw coal used during the production of our coal products.

Beisu Coal Mine

Beisu Coal Mine is located in the southern portion of our coalfield, and covers an area of approximately 29.3 square kilometers. We acquired the assets of Beisu Coal Mine in May 2012.

Beisu Coal Mine commenced operations in 1976 with an approved annual raw coal production capacity of 0.75 million tonnes. The annual raw coal production capacity has been increased to 1.0 million tonnes since 2006. The main coal seam of Beisu is divided into two thin-seam leaves. The thickness of the upper leaf averages 0.99 meters and the thickness of the lower leaf averages 0.9 meters. We primarily used the thin coal seam blasting method and the fully mechanized system to extract coal from two work faces in Beisu Coal Mine as of December 31, 2014. Beisu Coal Mine primarily produces thermal coal. Beisu Coal Mine has a coal preparation plant. The main equipment used in the coal preparation plant is a waste discharge system, which was manufactured in China.

Yangcun Coal Mine

Yangcun Coal Mine is located in the north portion of our coalfield, and covers an area of approximately 27.5 square kilometers. We acquired the entire assets of Yangcun Coal Mine in May 2012.

Yangcun Coal Mine commenced operations in 1988 with an approved annual raw coal production capacity of 0.6 million tonnes. The annual raw coal production capacity has been increased to 1.15 million tonnes since 2006. The main coal seam of Yangcun is divided into three leaves. The thickness of the upper leaf averages 8.34 meters and the thickness of the lower leaves average 1.17 and 1.02 meters. We primarily used the fully mechanized sublevel caving method to extract coal from the upper leaf and the fully mechanized system to extract coal from the lower leaves. As of December 31, 2014, Yangcun Coal Mine has two work faces. Yangcun Coal Mine primarily produces thermal coal. Yangcun Coal Mine does not have any coal preparation plant.

Coal Mines operated by Shanxi Nenghua and Heze Nenghua

The following table sets forth information about Tianchi Coal Mine and Zhaolou Coal Mine in China that are operated by Shanxi Nenghua and Heze Nenghua:

	Tianchi	Zhaolou	Total
Background data:
Commencement of construction(1)	2004	2004	N/A
Commencement of commercial production(1)	2006	2009	N/A
Coalfield area (square kilometers)	18.7	143.4	162.1
Reserve data: (millions tonnes as of December 31, 2014)
Recoverable reserves(2)	23.3	97.7	121.2
Mining recovery rate(3)(%)	75.0	84.2	N/A
Coal preparation plant recovery rate (%)(4)	N/A	66.1	N/A
Depth of mine (meters underground)	225	905	N/A
Average thickness of main coal seam (meters)	4.6	5.2	N/A
Type of coal	Thermal coal	1/3 coking coal	N/A
Leased/owned	Owned	Owned	N/A
Assigned/unassigned(4)	Assigned	Assigned	N/A
Average calorific value (Kcal/kg)	5,268	5,883	N/A
Sulfur content (%)	1.8	0.7	N/A

Production data: (million tonnes)

Approved raw coal production capacity	1.2	4.2	5.6
Designed coal preparation input washing capacity	—	3.0	3.0
Raw coal production
2007	1.2	—	1.2
2008	1.1	—	1.1
2009	1.0	0.04	1.04
2010	1.5	1.6	3.1
2011	1.2	3.0	4.2
2012	1.4	2.7	4.1
2013	1.5	2.9	4.4
2014	1.6	3.0	4.6
Cumulative raw coal production as of December 31, 2014	10.6	13.2	23.8

(1)	With respect to the Tianchi Coal Mine, the “commencement of construction” refers to capacity expansion and technology upgrade undertaken after our 2006 acquisition; the “commencement of commercial production” refers to the resumption of production after completion of the foregoing expansion and upgrade.
(2)	The recoverable reserves of the above coal mines are based on the report prepared by Minarco Asia Pacific Pty Limited in May 2006 in accordance with the standards in the JORC Code, as revised in 2004.

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

Tianchi Coal Mine

Tianchi Coal Mine is an underground mine located in Heshun County of Shanxi, with an area of approximately 18.7 square kilometers. Tianchi Coal Mine commenced commercial production in 2006 and the designed production capacity was increased to 1.2 million tonnes per annum in the same year. Tianchi Coal Mine is operated by inclined shaft development and primarily produces thermal coal. The average thickness of the coal seam is 4.6 meters. As of December 31, 2014, the total recoverable reserves of Tianchi Coal Mine were approximately 23.3 million tonnes.

We primarily used the high seam mechanization mining method to extract coal from one work face at Tianchi Coal Mine as of December 31, 2014. The primary piece of equipment in this system is a slanted wheel, which was manufactured in China. The operations at Tianchi Coal Mine are powered by electricity from local power grids. We ship coal products from the Tianchi Coal Mine to Hebei and surrounding areas on the Yangshe Railway and the national railway network, as well as the highway network.

Zhaolou Coal Mine

Zhaolou Coal Mine is an underground longwall mine located in the central portion of Juye Coal Field in Shandong. Zhaolou Coal Mine covers an area of approximately 143.4 square kilometers, and is accessible by roadway and railway.

Zhaolou Coal Mine commenced commercial production in December 2009 and has a designed annual raw coal production capacity of 3.0 million tonnes. Zhaolou Coal Mine produces 1/3 coking coal. The average thickness of the main coal seam of Zhaolou Coal Mine is 5.2 meters. The total recoverable reserves of Zhaolou Coal Mine were approximately 97.7 million tonnes as of December 31, 2014, which was net of coal preparation and plant recovery losses.

We primarily used the longwall caving mining method to extract coal from two work faces at Zhaolou Coal Mine as of December 31, 2014. The coal preparation plant at Zhaolou Coal Mine commenced commercial production in September 2009. The main equipment used in the coal preparation plant was a slanted wheel, cyclone machines, TBS separators and flotation machines, which were mainly produced in China. The main product of Zhaolou’s coal preparation plant is No. 2 Clean Coal. The operations at Zhaolou Coal Mine are powered by electricity from local power grids. We ship coal products to Shandong and Hebei Provinces and surrounding areas by truck.

Coal Mines operated by Ordos Neng Hua

The following table sets forth information about Anyuan Coal Mine and Wenyu Coal Mine in China that are operated by Ordos Neng Hua:

	Anyuan	Wenyu	Total
Background data:
Commencement of construction	—	1996	N/A
Commencement of commercial production	2004	1997	N/A
Coalfield area (square kilometers)	9.3	9.4	18.7
Reserve data: (as of December 31, 2014)
Recoverable reserves(1)	28.3	44.2	72.5
Mining recovery rate (%)(2)	85.4	85.5	N/A
Coal preparation plant recovery rate (%)(3)	—	—	N/A
Depth of mine (meters underground)	68	59	N/A
Average thickness of main coal seam (meters)	2.8	3.9	N/A
Type of coal	Thermal coal	Thermal coal	N/A
Leased/owned	Owned	Owned	N/A
Average calorific value (Kcal/kg)	5,309	5,237	N/A
Sulfur content (%)	0.3	0.8	N/A

Production data: (million tonnes)

Approved raw coal production capacity	1.2	3.0	4.2
Designed coal preparation input washing capacity	—	—	—
Raw coal production
2011	2.3	2.1	4.4
2012	2.3	4.6	6.9
2013	2.2	4.1	6.3
2014	1.8	4.1	5.9
Cumulative raw coal production as of December 31, 2014	8.6	14.9	23.5

(1)	Based on the standards in the Solid Mineral Resource/Reserve Classification of the PRC (GB/T17766-1999) (“PRC Standards”), “recoverable reserves” in this table are the sum of basic reserves and resources. “Basic reserves” generally refers to measured and indicated economical reserves prior to deduction of design and extraction losses. “Resources” refers to the sum of a part of identified mineral resources and undiscovered resources.
(2)	The mining recovery rate is the rate of the amount of coal recovered from a determined amount of reserves, which is calculated by dividing the actual volume of coal recovered in a year by the volume of reserves mined and consumed in the same year.
(3)	“Coal preparation plant recovery rate” refers to the wash plant recovery rate of raw coal used during the production of our coal products.

Anyuan Coal Mine

Through Ordos Neng Hua, we wholly control Anyuan Coal Mine, which is located in Yijinhuoluoqi of Ordos City in Inner Mongolia Autonomous Region, and covers an area of approximately 9.3 square kilometers.

In 2011, we increased the annual production capacity of Anyuan Coal Mine from the approved annual production capacity of 1.2 million tonnes. Anyuan Coal Mine primarily produces thermal coal. The average thickness of the main coal seam of Anyuan Coal Mine is 2.8 meters. We principally extracted coal from one work face at Anyuan Coal Mine as of December 31, 2014. Anyuan Coal Mine has a coal separation system. Anyuan Coal Mine is located in close proximity to railway and road transportation. The provincial highway and Baoshen railway are located approximately six kilometers to the west of the coalfield.

Wenyu Coal Mine

Through our subsidiary, Inner Mongolia Xintai, we operate Wenyu Coal Mine, which is located in Ordos City in Inner Mongolia Autonomous Region, and covers an area of approximately 9.4 square kilometers.

        The original designed annual raw coal production capacity of Wenyu Coal Mine was 1.1 million tonnes. We completed production capacity expansion from 1.1 million tonnes to 3.0 million tonnes upon approvals from the relevant administrative authority and commenced commercial production in 2011. The approved annual raw coal production capacity of Wenyu Coal Mine is 3.0 million tonnes. The average thickness of the main seam of Wenyu Coal Mine is 1.45 meters. The type of coal is thermal coal. We principally extracted coal from two work faces at Wenyu Coal Mine as of December 31, 2014. Wenyu Coal Mine has a simplified coal separation system. Wenyu Coal Mine is located in close proximity to Baofu road, Anyuan Coal Mine and railway transportation.

Zhuanlongwan Project

Ordos Neng Hua won the bid for the mining rights of Zhuanlongwan coalfield of Dongsheng Coal Field in Inner Mongolia Autonomous Region for a consideration of RMB7,878.7 million on January 28, 2011. Ordos Neng Hua has paid the first and second installment of RMB3.1 billion and RMB2.3 billion on February 25, 2011 and November 30, 2011, respectively. Ordos Neng Hua has paid the last installment of RMB2.3 billion in 2013 after obtaining the mining permit for Zhuanlongwan coalfield.

Coal Mines operated by Yancoal Australia

The following table sets forth information about our operational coal mines in Australia, which are directly or indirectly held by Yancoal Australia:

	Austar	Yarrabee	Ashton	Moolarben	Gloucester Mine	Donaldson Mine	Middlemount (6)	Total
Background data:
Commencement of construction(1)	1998	1981	2003	2009	1998	2001	2009	N/A
Commencement of commercial production(1)	2000	1982	2004	2010	1999	2001	2011	N/A
Coalfield area(2) (square kilometers)	160	220	16	120	163	106	28	813
Reserve data: (millions of tonnes as of December 31, 2014)
Recoverable reserves(3)	43.6	47.6	55.3	330.4	52.2	128.7	84.0	741.8
Depth of mine(4) (meters underground)	300-700	N/A	190-280	N/A	N/A	50-150	N/A	N/A
Type of coal	Semi-hard coking coal	PCI coal	Semi-soft coking coal	Thermal coal	Semi-hard coking coal	Semi-soft coking coal	Coking coal, PCI coal	N/A
Leased/owned	Owned	Owned	Owned	Owned	Owned	Owned	Owned	N/A
Assigned/unassigned(5)	Assigned	Assigned	Assigned	Assigned	Assigned	Assigned	Assigned	N/A
Average calorific value (Kcal/kg)	6,196	7,300	7,100	6,650	7,550	8,200	7,300	N/A
Sulfur content (%)	1.8	0.7	0.7	0.5	1.1	0.9	0.5	N/A
Production data: (million tonnes)
Approved raw coal production capacity	3.0	3.6	3.0	14.0	3.8	3.0	5.3	35.7
Designed coal preparation input washing capacity	3.3	2.4	6.5	16.0	3.8	3.0	5.3	40.3
Raw coal production
2006	0.4	—	—	—	—	—	—	0.4
2007	1.6	—	—	—	—	—	—	1.6
2008	1.9	—	—	—	—	—	—	1.9
2009	1.9	—	—	—	—	—	—	1.9
2010	1.7	2.3	2.7	3.9	—	—	—	10.6
2011	1.9	3.1	1.7	5.6	—	—	—	12.3
2012	1.7	3.2	2.3	7.2	1.8	2.0	—	18.2
2013	1.6	3.7	2.4	6.7	3.5	3.2	—	21.1
2014	1.9	3.9	2.6	6.6	2.5	2.5	—	20.0
Cumulative raw coal production as of December 31, 2014	14.6	16.2	11.7	30.0	7.8	7.7	—	88.0

(1)	The Austar Coal Mine was closed in 2003 as the result of an underground fire. We acquired Austar Coal Mine in 2004 and implemented a production expansion and technology upgrade in 2005. Austar Coal Mine resumed part of its operations in October 2006. Each of the Ashton Coal Mine and Moolarben Coal Mine has an open-pit coal mine and an underground coal mine. The “commencement of commercial production” indicates the time when the open-pit mines, the earlier of the two types of mines, commenced commercial production.
(2)	The coalfield area refers to the area of current leased land for mining, excluding the area on which we own prospecting rights.
(3)	The recoverable reserves of the above coal mines are based on the report prepared by the competent persons appointed by Yancoal Australia in accordance with the standards in the JORC Code, as revised in 2012 and the total proved and probable reserves were prepared in accordance with the JORC Code, as revised in 2012. The difference in reserves data compared to those in the previous disclosures are the result of changes to the JORC Code after its revision in 2012 and, to a lesser extent, operational factors that affect the production process.
(4)	Ashton Coal Mine has both open-pit and underground coal mines. The depth of mine indicates the depth of the underground mines.
(5)	“Assigned” refers to coal reserves which have been committed to a particular mining complex (mine shafts, mining equipment and plant facilities), and all coal which has been leased by the company to others. “Unassigned” refers to coal reserves which have not been committed, and which would require new mine shafts, mining equipment, or plant facilities before operations could begin on the property.
(6)	As Middlemount Coal Mine is owned and operated by a joint venture jointly controlled by Yancoal Australia and a third party, its production data and financial performance will not be consolidated in to our reports.

Austar Coal Mine

Austar Coal Mine is an underground mine located in Hunter Valley, New South Wales, Australia and is accessible by railway. Austar Coal Mine covers an area of 160 square kilometers. Austar Coal Mine was constructed in 1998 and commenced commercial production in 2000.

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

The average thickness of the main coal seam of Austar Coal Mine is 6.5-7.0 meters. As of December 31, 2014, the mine’s JORC (as revised in 2012)-compliant reserves were approximately 3 million tonnes. As of the same date, the mine’s marketable coal reserves, representing beneficiated or otherwise enhanced coal products where modifications resulting from mining, dilution and processing have been considered, were approximately 43.6 million tonnes.

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

Yarrabee Coal Mine

Yarrabee Coal Mine is an open-pit mine located in Bowen Basin, Queensland, Australia and is accessible by railway to the Gladstone Port. Yarrabee Coal Mine covers an area of 220 square kilometers. The construction of Yarrabee Coal Mine started in 1981 and commercial production commenced in 1982.

Through Yancoal Resources, Yancoal Australia wholly owns Yarrabee Coal Mine. Currently, the approved annual capacity of Yarrabee Coal Mine is approximately 3.6 million tonnes. Yarrabee Coal Mine mainly produces low volatility PCI coal.

The thickness of the main coal seam of Yarrabee Coal Mine is approximately 8 meters. As of December 31, 2014, the mine’s JORC (as revised in 2012)-compliant reserves were approximately 47.6 million tonnes. As of the same date, the mine’s marketable coal reserves were approximately 37.4 million tonnes. We utilize conventional truck shovel and open-pit mining methods to extract coal at Yarrabee Coal Mine.

Yarrabee Coal Mine has a coal preparation plant with an approved preparation capacity of 400 tonnes per hour, through which we are able to prepare 60% of the raw coal. We crush the remaining raw coal and sell to third parties as their quality is acceptable by the market. The main pieces of equipment used in the coal preparation plant are heavy medium cyclone machines and floating separation machines, which were generally manufactured in Australia. The operations at Yarrabee Coal Mine are powered by electricity from local power grids. We transport coal products from Yarrabee Coal Mine to Gladstone Port via railway.

Ashton Coal Mine

Ashton Coal Mine consists of an underground mine and an open-pit mine located in Hunter Valley, New South Wales, Australia and is accessible by railway to Newcastle Port. Ashton Coal Mine covers an area of approximately 16 square kilometers. The construction of the open-pit and underground mines of Ashton Coal Mine started in 2003 and commercial production commenced in 2004.

The approved annual capacity of Ashton Coal Mine is approximately 3.0 million tonnes of coal. Ashton Coal Mine mainly produces semi-soft coking coal.

The thickness of the main coal seams of the open-pit mine and the underground mine of Ashton Coal Mine ranges from 2.1 to 2.3 meters and 1.7 to 2.4 meters, respectively. As of December 31, 2014, the mine’s JORC (as revised in 2012)-compliant reserves were approximately 55.3 million tonnes. As of the same date, the mine’s marketable coal reserves were approximately 27.6 million tonnes, according to our internal estimates. We principally use longwall operations to extract coal from the underground coal seam of Ashton Coal Mine.

The main pieces of equipment used in the coal preparation plant of Ashton Coal Mine are heavy-medium cyclone machines and floating separation machines, which were generally manufactured in Australia. The operations at Ashton Coal Mine are powered by electricity from local power grids. We transport coal products from Ashton Coal Mine to Newcastle Port via railway.

Moolarben Coal Mine

Moolarben Coal Mine consists of an open-pit mine and an underground development project and is located near Mudgee in central western New South Wales. It is connected by railway to Newcastle Port. Moolarben Coal Mine covers an area of 120 square kilometers.

Yancoal Australia holds 80% of the equity interest in Moolarben Coal Mine through its subsidiary, Moolarben Coal Mines Pty Limited. Construction of Stage I, the open-pit mine, commenced in 2009 with commercial production starting in mid-2010. We have obtained the approval on June 16, 2014 to extend the pits approved under Stage I to access an additional 30.0 million tonnes of coal at the same production rate. On January 30, 2015, we obtained approval for the Moolarben Coal Project Stage II, comprising of one large open-pit mine (OC4) and two underground mines. Construction of Stage II is scheduled to commence in the second half of 2015. The approved annual production limit of Moolarben Coal Mine Stage I & II is 17.0 million ROM tonnes per annum, of which the annual production limit of the underground mine is 4.0 million ROM tonnes and the annual production limit of the open-pit mine is 13.0 million ROM tonnes. Moolarben Coal Mine produces thermal coal.

The average thickness of the main coal seam of the open-pit mine of Moolarben Coal Mine is 6 to 13 meters. As of December 31, 2014, the mine’s JORC (as revised in 2012)-compliant reserves were approximately 330.4 million tonnes. As of the same date, the mine’s marketable coal reserves were approximately 258.6 million tonnes. We use conventional truck shovel mining methods in the open-pit mine and expect to use longwall machines to extract coal in the underground mine project.

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

Gloucester Coal Mine

Gloucester Coal Mine is located in Gloucester basin in New South Wales, Australia and covers an area of 163 square kilometers. Gloucester Coal Mine is approximately 100 kilometers away from Newcastle Port. The construction of Gloucester Coal Mine started in 1998 and commercial production commenced in 1999.

Gloucester Coal Mine consists of two open-pit mines, Duralie and Stratford, which has an aggregate annual approved production capacity of 3.8 million tonnes and an aggregate annual approved preparation capacity of 3.8 million tonnes. We use conventional truck shovel mining methods in Duralie open-pit mine and light mining equipment in Stratford open-pit mine. As of December 31, 2014, Gloucester Coal Mine’s JORC (as revised in 2012)-compliant reserves were approximately 52.2 million tonnes. As of the same date, the mine’s marketable coal reserves were approximately 31.0 million tonnes.

Duralie open-pit mine and Stratford open-pit mine own one coal preparation plan with an annual designed preparation capacity of 1.8 million tonnes, which was increased to 4.3 million tonnes in June 2011. We transport our coal products from Gloucester Coal Mine via railway.

Donaldson Coal Mine

Donaldson Coal Mine is located in Newcastle coal field in New South Wales, Australia and covers an area of 106 square kilometers. Donaldson Coal Mine is approximately 25 kilometers away from Newcastle Port. The construction of Donaldson Coal Mine started in 2001 and commercial production commenced in the same year.

Donaldson Coal Mine consists of Abel and Tasman underground mines, which has an aggregate annual designed production capacity of 3.0 million tonnes. The underground coal mine, Tasman, was temporally closed in July 2013 due to the high operational costs of the Tasman mine and the weak demand for coal products. The only underground mine, Abel, which is still under operation has an annual approved production capacity of 3 million tonnes. The average thickness of the main coal seam of the Abel mine ranges from 1.5 to 2.5 meters. As of December 31, 2014, Donaldson Coal Mine’s JORC (as revised in 2012)-compliant reserves were approximately 128.7 million tonnes. As of the same date, the mine’s marketable coal reserves were approximately 86.9 million tonnes.

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

As of December 31, 2014, Middlemount Coal Mine’s JORC (as revised in 2012)-compliant reserves were approximately 84 million tonnes. As of the same date, the mine’s marketable coal reserves were approximately 63.4 million tonnes. The average thickness of the main coal seam of the Middlemount Coal Mine ranges from 9.3 to 9.8 meters. The mine has an annual set production capacity of 5.3 million tonnes. Middlemount Coal Mine has a coal preparation plant with an annual capacity of 5.25 million tonnes. The main pieces of equipment used in the coal preparation plant are screw machines with flotation devices. We transport our coal products from Middlemount Coal Mine via railway.

Coal Mines operated by Yancoal International

The following table sets forth information about our operational coal mines in Australia, which are directly or indirectly held by Yancoal International (Holding):

	Cameby Downs	Premier	Total
Background data:

Commencement of construction	2009	1996	N/A
Commencement of commercial production	2010	1996	N/A
Coalfield area(1) (square kilometers)	300	171	471

Reserve data: (millions of tonnes as of December 31, 2014)

Recoverable reserves(2)	236.1	69.8	305.9
Depth of mine (meters underground)	Outdoor	Outdoor	N/A
Type of coal	Thermal coal	Thermal coal	Semi-soft coking coal
Leased/owned	Owned	Owned	N/A
Assigned/unassigned(3)	Unassigned	Unassigned	N/A
Average calorific value (Kcal/kg)	6,000	4,776	N/A
Sulfur content (%)	0.5	0.6	N/A

Production data: (million tonnes)

Approved raw coal production capacity	1.8	5.0	6.8
Designed coal preparation input washing capacity	1.8	N/A	1.8
Raw coal production
2011	0.8	—	0.8
2012	1.9	4.2	6.1
2013	2.0	4.2	6.2
2014	2.0	3.7	5.7
Cumulative raw coal production as of December 31, 2014	6.7	12.1	18.8

(1)	The coalfield area refers to the area of current leased land for mining, excluding the area on which we own prospecting rights.
(2)	The recoverable reserves of the above coal mines are based on the report prepared by the competent persons appointed by Yancoal Australia and such reserves refer to total proved and probable reserves that were prepared in accordance with the standards in the JORC Code (2012). The reasons of the difference between the reserve data of the above coal mines compared to the previous disclosures are the result of changes to the JORC Code, as revised in 2012 and, to a lesser extent, operational factors that affect the production process.
(3)	“Assigned” refers to coal reserves which have been committed to a particular mining complex (mine shafts, mining equipment and plant facilities), and all coal which has been leased by the company to others. “Unassigned” refers to coal reserves which have not been committed, and which would require new mine shafts, mining equipment, or plant facilities before operations could begin on the property.

Cameby Downs Coal Mine

Cameby Downs Coal Mine consists of an open-pit mine located near Chinchilla in Southwest Queensland. The mine covers an area of approximately 300 square kilometers. The construction of the mine commenced in 2009 and commercial production started in late 2010. Yancoal Australia owns 100% of Cameby Downs Coal Mine. Cameby Downs Mine produces thermal coal and the average thickness of Cameby Downs Coal Mine was 5.6 meters. As of December 31, 2014, Cameby Downs Coal Mine had JORC (as revised in 2012)-compliant reserves of approximately 236.1 million tonnes. As of the same date, the mine’s marketable coal reserves were approximately 161.6 million tonnes.

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

Premier Coal Mine

Premier Coal Mine, located in Perth, is an open-pit coal mine covering an area of approximately 130 square kilometers. The construction of the mine began in 1996 and commercial production commenced in the same year. Yancoal International (Holding) indirectly wholly owns Premier Coal Mine. The annual production capacity of Premier Coal Mine is approximately 5.0 million tonnes. Premier Coal Mine primarily produces low ash and low sulfur sub-bituminous coal. As of December 31, 2014, Premier Coal Mine had JORC-compliant reserves of approximately 69.8 million tonnes. We utilize conventional truck shovel open-pit mining methods to mine the coal from a number of seams at the mine. The coal mined at Premier Coal Mine is crushed and sold without washing. As a result, the mine’s marketable coal were approximately 69.8 million tonnes as of December 31, 2014, the same amount as its JORC (as revised in 2012)-compliant reserves.

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

In September 2006, the State Council approved the Implementation Plan for the Compensation System Reform Testing in Relation to Deepening Coal Resources, jointly promulgated by the Ministry of Finance of the PRC, Ministry of Land and Resources of the PRC and the NDRC (the “Implementation Plan”). According to the Implementation Plan, enterprises that obtain mining rights as a result of state-funded exploration must pay mining right fees based on the valuation of its reserves. Our operations in Shandong Province are subject to this mining right fee. On August 3, 2012, Jining Municipal Land and Resources Bureau issued the Notice of payment for mining rights by Yanzhou Coal Mining Company Limited [JiGuotuzi(2012) No. 212], pursuant to which we are required to pay a consideration of RMB2,476.78 million for the mining rights of Nantun, Xinglongzhuang, Baodian, Dongtan and Jining II coal mines, RMB495.4 million of which was paid before the due date of September 30, 2012. The consideration was determined based on the assessment report for the consideration of mining rights of these five coal mines issued by independent third parties appointed by Jining Municipal Land and Resources Bureau and filed with Shandong Provincial Department of Land and Resources. As of December 31, 2014, we have paid mining rights compensation fees of approximately RMB1,287.9 million.

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

Wenyu Coal Mine

In July 2011, Ordos Neng Hua acquired 80% of the equity interest in Inner Mongolia Xintai, which operates Wenyu Coal Mine, for a consideration of RMB2,801.6 million. In October 2013, Ordos Heng Hua further acquired the remaining 20% of the equity interest in Inner Mongolia Xintai for a consideration of RMB680.3 million and as a result of the acquisition Inner Mongolia Xintai became a wholly owned subsidiary of Ordos Neng Hua.

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

In 2011, through Yancoal Resources, Yancoal Australia acquired 30% of the equity interest in the Ashton Coal Mine Joint Venture originally held by Austral-Asia Coal Holdings Pty Ltd., a wholly owned subsidiary of Singapore IMC Group, for a consideration of US$250 million. According to an evaluation report issued by an independent evaluator dated January 20, 2012, 30% of the equity interest Ashton Coal Mine Joint Venture was valued at approximately A$230.0 million. On September 30, 2014, Yancoal Australia invested AUD17.9 million to acquire the remaining 10% equity interest of Ashton Coal Mine Joint Venture held by ICRA Ashton Pty Ltd. through its wholly owned subsidiary. After the acquisition, Ashton Mine Joint Venture became a wholly-owned subsidiary of Yancoal Australia.

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

Hua Ju Energy. Hua Ju Energy is headquartered in Zoucheng City, Shandong. Hua Ju Energy owns and operates five cogeneration power plants, each of which is able to supply electric power and heat to our coal mines in its proximity. The power plants consist of the Nantun power plant, Xinglongzhuang power plant, Baodian power plant, Dongtan power plant and Jining II power plant. The aggregate installed capacity of these six power plants is 132 MW and the annual power generation capacity and heat supply capacity are 0.9 to 1.0 billion KWh and 1.0 to 1.2 million steam tonnes, respectively. The main pieces of equipment used at Hua Ju Energy include energy conversion CFB boilers and extraction and condensing steam turbines.

Zhaolou Coal Mine Power Plants. Zhaolou Coal Mine power plants are intended to be integrated power plants for Zhaolou Coal Mine, located in Heze City of Shandong. The power plants are being constructed in two phases with designed capacity of 300 MW for each phase. We commenced construction of phase I of the power plants which utilize a power generator of 300 MW in March 2010, which commenced operation in November 2014. The main pieces of equipment used at Zhaolou Coal Mine power plants include extraction and condensing steam turbines, water hydrogen generators and CFB boilers.

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

Overview

Coal Business

We are one of the primary coal producers in China and Australia. We primarily engage in the mining, washing, processing and distribution of coal through railway transportation. We offer a wide variety of coal products including thermal coal, semi-hard coking coal, semi-soft coking coal and PCI coal which are sold to Eastern China, Southern China, Northern China and other regions of China and multiple other countries, including Japan, South Korea and Australia. Since 2004, we have expanded our operations to include railway transportation, production of coal chemicals, the generation of electricity and heat and the potash exploration business.

Our invoiced amount of coal sold includes returns, discounts, sales-related taxes, port fees and other fees and, in certain cases, transportation costs payable by customers. Gross sales, or sales income as used elsewhere in this annual report, of coal equals the invoiced amount of coal sold less returns and discounts. In 2014, we produced approximately 72.6 million tonnes of raw coal and sold approximately 123.1 million tonnes of coal, which included approximately 57.0 million tonnes of coal that was purchased externally from third parties for trading. In 2012, 2013 and 2014, our sales income of coal was approximately RMB56,200.6 million, RMB54,444.8 million and RMB58,539.4 million, respectively, which represented approximately 96.7%, 96.5% and 97.0%, respectively, of our total sales income. Domestic sales income of coal accounted for 82.9%, 83.2% and 87.3% and overseas sales income of coal accounted for 17.1%, 16.8% and 12.7% of our total sales income of coal during 2012, 2013 and 2014, respectively.

Railway Transportation Business

We own a railway network spanning over 200 kilometers, which we use primarily to transport coal, as well as other goods upon the request of our railway transportation customers. To facilitate our production and sales of coal, we provide railway transportation services to our coal customers and the Yankuang Group. The annual transport volume on our railway network has remained steady in recent years. In 2014, we transported a total of approximately 16.6 million tonnes of goods on our railway network, compared to approximately 18.3 million tonnes in 2013 and approximately 17.5 million tonnes in 2012.

We derive income from our railway transportation services through the delivery of (i) coal purchased from us on an ex-mine basis, an arrangement where customers separately bear the cost of transporting the coal they purchase to a designated location, and (ii) goods other than coal that we deliver on behalf of customers who engage us exclusively for our railway transportation services. In 2014, income from our railway transportation services totaled approximately RMB373.6 million.

Coal Chemical Business

Our coal chemical operations consist primarily of the production and sale of methanol. Our subsidiary, Yulin Nenghua currently engages in the production of methanol. Yulin Nenghua’s methanol plant, which has a production capacity of 600,000 tonnes per annum, commenced commercial operations in August 2009. In 2012, Yulin Nenghua and Shanxi Nenghua produced a total of approximately 572,000 tonnes and sold 574,000 tonnes of methanol, generating sales income of approximately RMB1,118.0 million. In 2013, Yulin Nenghua produced a total of approximately 609,000 tonnes and sold 599,000 tonnes of methanol, generating sales income of approximately RMB1,155.7 million. In 2014, Yulin Nenghua produced a total of approximately 650,000 tonnes and sold 660,000 tonnes of methanol, generating sales income of approximately RMB1,195.5 million. In addition, Ordos Neng Hua completed the construction of a methanol project in Ordos City in the Inner Mongolia Autonomous Region, which became commercially operational in the first quarter of 2015.

Electric Power Business

We own and operate seven power plants, with total installed capacity of 492 MW, which generate electric power primarily for internal use and, to a lesser extent, external sales. The six cogeneration power plants operated by Hua Ju Energy are able to generate both electric power and heat. We ceased production at the power plant operated by Shanxi Nenghua on January 1, 2012 due to high fuel costs. We are in the process of disposing this power plant together with Tianhao Chemical’s methanol assets. In 2012, we generated a total of approximately 1,155.2 million kWh of electricity and sold approximately 856.4 million kWh of electricity, generating approximately RMB323.6 million in revenue. In 2013, we generated a total of approximately 1,234.4 million kWh of electricity and sold approximately 879.1 million kWh of electricity, generating approximately RMB332.1 million in revenue. In 2014, we generated a total of approximately 1,605.1 million kWh of electricity and sold approximately 722.5 miilion kWh of electricity, generating approximately RMB241.5 million in revenue. In addition, Phase I of Heze Nenghua’s power plant, with an installed capacity of 300 MW, commenced commercial operation in November 2014.

Heat Supply Business

In 2014, we produced approximately 1.3 million steam tonnes of heat and sold approximately 90,000 steam tonnes of heat, generating sales revenue of approximately RMB20.8 million.

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

Demand for coal

Given the nature of our operations, the demand for coal will continue to have a significant effect on our results of operations. Global coal demand correlates strongly with the global economy and, as such, the sustained economic downturn and intensified environmental protection may have an adverse effect on demand for coal. Coal demand is also affected by a variety of factors beyond our control, such as the availability and prices of alternative energy sources to coal, international shipping costs and costs of conducting coal mining operations.

Acquisition and expansion

Our coal business expansion plans are primarily dependent on successfully acquiring and developing projects that can grow or diversify our existing operations. Our coal reserves, future production capacity and, consequently, our revenues and results of operations, will depend on the success of such projects. Our business and results of operations could be affected if we are unable to successfully integrate or operate our acquisitions or achieve anticipated additional revenue and earnings.

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

Production capacity

Our results of operations and future growth prospects are affected by our coal production capacity. Our production capacity and production volume may be affected by the macroeconomy and customer demand. We will continue to focus on increasing our production capacity by developing our existing projects and potential domestic and international acquisitions. Increasing our production capacity also increases costs, expenses and capital expenditures. The PRC government has issued a number of production limitation policies, which may affect our production output and results of operations.

Coal prices

The selling prices of our coal products are influenced by price fluctuations in the PRC domestic market and the global market. The coal prices may also be affected by factors that are out of our control, such as international demand and supply of coal, coal quality and features, method, capacity and cost of transportation, increasingly stringent environmental protection requirements and national policy on coal consumption industries. Changes in the above factors are likely to lead to changes in coal prices, which will in turn influence our business and results of operations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry – Our business, results of operations and financial condition depend on volatile domestic and international coal markets.”

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

Transportation volume and cost

We primarily use railways, marine transportation and highways to transport coal domestically and internationally. We primarily rely on the national railway system in the PRC and railway systems operated by third parties in Australia to transport our coal. In addition, we also utilize our private railway network to transport other goods upon the request of our railway transportation customers. We also transport coal on the national railway system to ports, from which we ship coal to our customers. Our revenue and results of operations may be affected by fluctuations in the transportation volume and capacity of national and state railway systems and of our own railway assets, as well as fluctuations in the costs associated with transporting coal to our customers.

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

Results of Operations

The following table sets forth our income statement and the percentage of each line item to our total revenue for the periods indicated:

	2012		2013		2014
	RMB (million)%		RMB (million)%		RMB (million)%
Total revenue	58,146.2	100.0	56,401.8	100.0	60,370.8	100.0
Gross sales of coal	56,200.6	96.7	54,444.8	96.5	58,539.4	96.9
Railway transportation service income	464.1	0.8	457.9	0.8	373.6	0.6
Gross sales of electric power	323.6	0.6	332.1	0.6	241.5	0.4
Gross sales of methanol	1,118.0	1.9	1,155.7	2.0	1,195.5	1.9
Gross sale of heat supply	39.9	0.1	11.2	0.1	20.8	0.1
Transportation costs of coal	(2,104.2)	(3.6)	(2,024.2)	(3.6)	(2,291.6)	(3.8)
Cost of sales and service provided	(42,149.0)	(72.5)	(42,511.8)	(80.7)	(49,557.5)	(82.1)
Cost of electric power	(330.8)	(0.6)	(320.5)	(0.6)	(159.7)	(0.3)
Cost of methanol	(911.2)	(1.6)	(850.8)	(1.5)	(869.3)	(1.4)
Cost of heat supply	(25.1)	0.0	(6.7)	(0.1)	(11.2)	(0)

Gross profit	12,625.8	21.7	10,687.8	18.9	7,481.4	12.4
Selling, general and administrative expenses	(7,987.6)	(13.7)	(10,380.7)	(18.4)	(6,069.8)	(10.1)
Share of profit of associates	142.0	0.2	233.9	0.4	310.6	0.5
Share of loss of jointly ventures	(191.6)	0.3	(376.0)	(0.7)	(320.8)	(0.5)
Other income	2,930.4	5.0	1,020.6	1.8	2,382.2	3.9
Interest expense	(1,448.7)	(2.5)	(1,765.8)	(3.1)	(2,183.6)	(3.6)

Profit/(Loss) before income taxes	6,070.4	10.4	(580.3)	(1.0)	1,599.9	2.7
Income taxes	(36.2)	(0.1)	394.8	0.7	(1,112.8)	(1.8)

Profit/(Loss) for the year	6,034.2	10.4	(185.5)	(0.3)	487.1	0.8

Attributable to:
Equity holders of the Company	6,065.6	10.4	777.4	1.4	766.2	1.3
Owners of perpetual capital security	—	—	—	—	36.5	0.1

Non-controlling interests	(31.4)	0.1	(962.8)	(1.7)	(315.5)	(0.5)

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

Total revenue

Our total revenue increased by RMB3,968.9 million, or 7%, from approximately RMB56,401.8 million in 2013 to approximately RMB60,370.76 million in 2014. Our gross sales of coal, which accounted for 96.7% of our total revenue in 2012, increased by RMB4,094.96 million, or 7.5%, from approximately RMB54,444.8 million in 2013 to approximately RMB58,539.4 million in 2014. The increase in gross sales of coal was primarily due to the increase in the sales volumes of our externally purchased coal products, partially offset by a decrease in the average selling price of our coal products. In 2014, our average selling price of coal products decreased by approximately RMB47.9 per tonne, from RMB523.53 to RMB475.64 per tonne, a 9.1% decrease from 2013. Our sales volume of coal products increased by 18.3% from approximately 104.0 tonnes in 2013 to 123.1 million tonnes in 2014, primarily due to the increase in the sales volumes of our externally purchased coal products to maintain our market share.

In 2014, the transportation volume of our railway assets was approximately 16.6 million tonnes, representing a decrease of approximately 1.7 million tonnes, or 9.2%, from 2013. Our railway transportation services income (income from transported volume settled on the basis of off-mine prices and special purpose railway transportation fees borne by customers) decreased by RMB 84.3 million, or 18.4%, from approximately RMB457.9 million in 2013 to approximately RMB373.6 million in 2014.

Our gross sales of methanol increased by approximately RMB39.7 million, or 3.4%, from RMB1,155.7 million in 2013 to approximately RMB1,195.6 million in 2014. The increase in gross sales of methanol was mainly attributable to an increase in sales volumes of methanol. Our gross sales of electric power decreased by approximately RMB90.6 million, or 27.3%, from approximately RMB332.1 million in 2013 to approximately RMB241.5 million in 2014. Our gross sales of heat supply increased by RMB9.6 million, or 85.8%, from approximately RMB11.2 million in 2013 to approximately RMB20.8 million in 2014, due primarily to an increase in sales volumes of heat.

Transportation costs of coal

Our coal transportation costs, including our railway transportation costs for coal products, increased by RMB267.4 million, or 13.2%, from RMB2,024.2 million in 2013 to RMB2,291.6 million in 2014, and included transportation costs for our coal sold in the PRC of RMB880.2 million and for coal sold outside the PRC of approximately RMB1,411.4 million. The increase in the transportation costs of coal was primarily due to the increase of coal products transported in the amount of 3.5 million tonnes.

We use highways and, to a lesser extent, railways, domestic and international shipping lanes to transport trading coal. We are responsible for costs incurred if coal is transported via railways. The costs of highway and shipping lanes are charged by the relevant carriers to, and borne by, our customers and are not recorded as our transportation costs. As a result, our transportation costs of coal increased in 2014 due to a general increase in railway transportation coal volume, the costs of which are borne by us compared with volumes transported using highways, which are borne by our customers.

Cost of sales and services provided

Our cost of sales and services provided include the cost of sales of coal business and railway transport services, which consist primarily of costs of materials, wages, employee benefits, depreciation and amortization, reclamation of land subsidence restoration costs, environmental cost, cost of externally purchased coal and others. Our total cost of sales and services provided increased by RMB7,045.7 million, or 16.6%, from RMB42,511.8 million in 2013 to approximately RMB49,557.5 in 2014, primarily due to the increase of RMB8,538.1 million of cost of sales of externally purchased coal, partially offset by a decrease of RMB49.9 million in materials, RMB319.3 million in employee wages and benefits and RMB140.9 million in land subsidence, restoration and rehabilitation cost, respectively, as a result of increased cost control and improved productions system through reducing material consumption and labor costs.

Cost of electric power

Our cost of our electricity business is mainly from raw material and labor cost. Our cost of electric power decreased by RMB160.8 million or 50.2% from approximately RMB320.5 million in 2013, to approximately RMB159.7 million in 2014, primarily due to a decrease in electric power sold by Hua Ju Energy. Hua Ju Energy sold approximately 303.6 million kWh of electric power in 2014 compared to 869.1 million kWh of electric power in 2013. This decrease in sales resulted from a change in sales policy, as our Company since March 2014 had only sold electricity produced by Hua Ju Energy after satisfying internal demand requirements.

Cost of methanol

Our cost of methanol is mainly from raw material, labor and depreciation costs. Our costs of methanol increased from approximately RMB850.8 million in 2013 to approximately RMB869.3 million in 2014, primarily due to an increase in the sales volumes of methanol.

Cost of heat supply

Our cost of heat supply is mainly from raw material and labor cost. Our cost of heat supply increased by RMB4.5 million or 67.5%, from approximately RMB6.7 million in 2013 to approximately RMB11.2 million in 2014, primarily due to the increase in our sales volume of heat supply.

Selling, general and administrative expenses

Our selling, general and administrative expenses decreased by RMB4,310.8 million, or 41.5%, from approximately RMB10,380.7 million in 2013 to approximately RMB6,069.9 million in 2014. This decrease was primarily because (i) the exchange loss of RMB1.686 billion in 2013 resulted in impairment provision for intangible assets of RMB2.0522 billion while during the reporting period, there were no exchange loss and impairment provision for our intangible assets; (ii) the price regulation fund decreased by RMB195.8 million in 2014 as compared with that of 2013; partially offset by the operating taxes and surcharges increased by RMB334.8 million in 2014 as compared with that of 2013 and employee wages and benefit increased by RMB128.6 million in 2014.

Share of profit of associates

Our share of profit from associates increased by RMB76.7 million, or 32.8%, from RMB233.9 million in 2013 to approximately RMB310.6 million in 2014, primarily due to the investment return on Shaanxi Chemicals of RMB95.4 million, partially offset by the decrease in the the investment return on Huadian Zouxian by RMB14.2 million compared with that of 2013.

Share of loss of joint ventures

Our share of loss of joint ventures decreased by RMB55.2 million, or 14.7%, from RMB376.0 million in 2013 to RMB320.8 million in 2014, primarily due to a decrease in the investment loss of RMB54.9 million in the joint venture operating Middlemount Coal Mine.

Other income

Our other income increased by RMB1,361.6 million, or 133.4%, from approximately RMB1,020.6 million in 2013 to approximately RMB2,382.2 million in 2014, primarily due to an increase in interest income of approximately RMB346.6 million, a foreign exchange gain of approximately RMB154.0 million and impairment provision for accrued intangible assets of RMB731.3 million reversed from the previous year in 2014.

Interest expenses

Our interest expenses increased by RMB417.8 million, from approximately RMB1,765.8 million in 2013 to approximately RMB2,183.6 million in 2014, primarily due to the increase in bank and other borrowings from 2013 to 2014.

Profit before income tax

As a result of the foregoing, the profit before income taxes increased by RMB2,180.2 million, or 375.7%, from loss of approximately RMB580.3 million in 2013 to profit of approximately RMB1,599.9 million in 2014.

Income tax expense/gain

We recorded income tax expense of approximately RMB1,112.8 million in 2014, as compared to income tax gain of approximately RMB394.8 million in 2013, primarily due to the increase in income tax expense of our Australia subsidiaries.

The effective income tax rate increased from 68.0% in 2013 to 69.6% in 2014 primarily due to loss incurred by our Australian operations, which are subject to generally higher income tax rates at a rate of 30%. The resulting income tax gain (after-tax effect of both income taxes and MRRT) of our Australian operations was RMB1,690 million and income tax expense of RMB431.4 million in 2013 and 2014, respectively. Excluding our subsidiaries, we were the major contributor to the income tax of the Group as a whole, with an income tax expense of RMB1,469 million and RMB757.1 million in 2013 and 2014, respectively. The resulting set-off resulted in a net income tax expense of RMB1,188.5 million in 2014 and RMB221 million in 2013. As a result of the foregoing, we experienced a significant fluctuation of our effective income tax rate from 2013 to 2014, as our corresponding effective tax rate was 38.0% and 74.2% in 2013 and 2014, respectively. The remaining income tax gain in 2014 is mainly related to losses incurred by other Chinese subsidiaries.

Profit/Loss for the year

As a result, we recorded profit for the year of approximately RMB487.1 million in 2014, as compared to loss for the year of approximately RMB185.5 million in 2013. In particular, net profit from our trading of externally purchased coal in 2014 was approximately RMB201.3 million. The profit attributable to equity holders of the Company decreased by RMB11.2 million, or 1.4%, from approximately RMB777.4 million in 2013 to approximately RMB766.2 million in 2014.

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

Total revenue

Our total revenue in 2013 decreased by RMB1,744.44 million, or 3.0%, from RMB58,146.2 million in 2012 to approximately RMB56,401.8 million in 2013. Our gross sales of coal, which accounted for 96.5% of our total revenue in 2011, decreased by RMB1,755.8 million or 3.1%, from approximately RMB56,200.6 million in 2012 to approximately RMB54,444.8 million in 2013. The decrease in gross sales of coal was primarily due to the decrease of the average selling price led by weak demand for coal in both domestic and overseas markets. In 2013, our average selling price of coal products decreased by approximately RMB80.7 per tonne, from RMB604.26 to RMB523.53 per tonne, a 13.4% decrease from 2012. Our sales volume of coal products increased 11.8% from approximately 93.0 million tonnes in 2012 to 104.0 million tonnes in 2013.

In 2013, the transportation volume of our railway assets was approximately 18.3 million tonnes, representing a decrease of approximately 0.7 million tonnes, or 4.2%, compared to 2012. Our railway transportation services income (income from transported volume settled on the basis of ex-mine prices and special purpose railway transportation fees borne by customers) decreased by RMB6.2 million, or 1.3%, from approximately RMB464.1 million in 2012 to approximately RMB457.9 million in 2013.

Our gross sales of methanol increased by RMB37.7 million, or 3.4%, from approximately RMB1,118.0 million in 2012 to approximately RMB1,155.7 million in 2013. the increase in gross sales of methanol was mainly attributable to an increase in sales volumes of methanol. Our gross sales of electric power increased by approximately RMB8.5 million, or 2.6%, from approximately RMB323.6 million in 2012 to approximately RMB332.1 million in 2013. Our gross sales of heat supply decreased by RMB28.7 million, or 71.9%, from approximately RMB39.9 million in 2012 to approximately RMB11.2 million in 2013, due primarily to our termination of heat supply to Jidong New Town.

Transportation costs of coal

Our coal transportation costs decreased by RMB80.0 million, or 3.8%, from approximately RMB2,104.2 million in 2012 to approximately RMB2,024.2 million in 2013, which included transportation costs for our coal sold in the PRC of approximately RMB444.3 million and for coal sold outside of the PRC of approximately RMB1, 579.9 million.

Cost of sales and services provided

Our total cost of sales and services provided increased by RMB362.8 million, or 0.9%, from approximately RMB42,149.0 million in 2012 to approximately RMB42,511.8 million in 2013, primarily due to increased sales volumes of coal. The increased sales volumes resulted in an increase of RMB1,311.5 million in purchases of coal from third parties for trading purposes and a RMB347.2 million increase in depreciation.

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

Cost of methanol

Our production costs decreased by RMB911.2 million in 2012 to approximately RMB850.8 million in 2013, primarily due to the decrease in the cost of coal.

Cost of heat supply

Our cost of heat supply decreased by RMB18.4 million, from approximately RMB25.1 million in 2012, to approximately RMB6.7 million in 2013, primarily due to the decrease in our sales volume of heat supply.

Selling, general and administrative expenses

Our selling, general and administrative expenses increased by RMB2,393.1 million, or 30.0%, from approximately RMB7,987.6 million in 2012 to approximately RMB10,380.7 million in 2013. This increase was primarily attributable to the exchange losses of approximately RMB1,686.0 million we recorded in 2013 as the result of the U.S. dollar deonominated and RMB denominated loans held by our Australian subsidiaries and the depreciation of Australian dollars against U.S. dollars and RMB. The increase was also due to an increase of RMB1,321.2 million in provision for assets impairment loss as compared with 2012.

Share of income of associates

Our share of income from associates increased by RMB91.9 million or 64.7%, from approximately RMB142.0 million in 2012 to RMB233.9 million in 2013, primarily due to an increase of RMB90.1 million in investment income from Huadian Zouxian as compared with 2012.

Share of loss of joint ventures

Our share of loss of joint ventures increased by RMB184.4 million, or 96.3%, from RMB191.6 million in 2012 to RMB376.0 million in 2013, primarily due to an increase in the investment loss of RMB54.9 million in the joint venture operating Middlemount Coal Mine.

Other income

Our other income decreased by RMB1,909.9 million, or 65.2%, from approximately RMB2,930.4 million in 2012 to approximately RMB1,020.6 million in 2013, primarily due to approximately RMB1,269.2 million income generated from the acquisition of Gloucester in 2012 and a foreign exchange gain of approximately RMB714.2 million in 2012.

Interest expenses

Our interest expenses increased by RMB317.1 million from approximately RMB1,448.7 million in 2012 to approximately RMB1,765.8 million in 2013, primarily due to the offering of RMB denominated short-term notes and the non-public issuance of financial instruments in 2013.

Loss before income tax

As a result of the foregoing, we recorded loss before income taxes of approximately RMB580.3 million in 2013, as compared to the profit before income taxes of approximately RMB6,070.4 million in 2012.

Income tax gain

We recorded income tax gain of approximately RMB394.8 million in 2013, as compared to income tax expenses of approximately RMB36.2 million in 2012, primarily due to the decrease in the deffered income tax caused by the loss of Yancoal Australia.

Loss for the year

As a result, we recorded profit for the year of approximately RMB185.5 million in 2013, as compared to profit for the year of approximately RMB6,034.2 million in 2012. In particular, net profit from our trading of externally purchased coal in 2013 was approximately RMB125.8 million. The profit attributable to equity holders of the Company decreased by RMB5,288.2 million, or 87.2%, from approximately RMB6,056.6 million in 2012 to approximately RMB777.4 million in 2013.

Segment Information

The following table sets forth a breakdown of our total consolidated gross revenues for each of the years indicated and the percentage contribution of each segment to our total gross revenues:

	2012		2013		2014
	RMB	%	RMB	%	RMB	%
	(in millions, except for percentages)
Coal mining revenue	56,419.8	97.0	54,901.0	97.3	58,997.0	97.7
Railway transportation revenue	496.6	0.9	501.2	0.9	447.8	0.7
Methanol, electricity and heat supply revenue	1,765.9	3.0	1,792.1	3.2	1,988.5	3.3
Unallocated and eliminations	(536.2)	(0.9)	(792.4)	(1.4)	(1,062.5)	(1.7)

Gross revenue	58,146.2	100.0	56,401.8	100.0	60,370.8	100.0

We are mainly engaged in the mining, washing, processing and railway distribution of coal. For the year ended December 31, 2014, we derived our revenue mainly derived from coal sales in the PRC.

Coal mining revenue

Our revenue from coal mining segment (before unallocated corporate income and eliminations) increased by RMB4,096.0 million, from approximately RMB54,901.0 million in 2013 to approximately RMB58,997.0 million in 2014, primarily due to the increase in the sales volume of coal products from approximately 104.0 million tonnes in 2013 to approximately 123.1 million tonnes in 2014, partially offset by a decrease in the average selling price of our coal products. In addition, we recorded a profit on share of associates of RMB304.9 million in our mining business in 2014 as compared to a loss of RMB330.2 million in 2013, primarily due to the share of profit recognized by Shaanxi Chemical. We recognized a loss on our share of joint ventures in mining businesses, which decreased from RMB376.0 million in 2013 to RMB320.8 million in 2014, primarily due to share of loss recognized by the joint venture operating Middlemount Coal Mine.

In 2014, we recorded a reversal of impairment loss on intangible assets of RMB731.3 million, as compared to an impairment loss on intangible assets of RMB2,052.2 million in 2013, primarily due to the improvement in current and life of mine operating costs and an increase in JORC (as revised in 2012)-compliant reserves at the Moolarben Mine.

Railway transportation

Our revenue from railway transportation business segment (before unallocated corporate income and eliminations) remained relatively stable at RMB447.8 million in 2014 as compared to RMB501.2 million in 2013.

The segment liabilities for the railway transportation business segment decreased by RMB29.9 million, from RMB170.9 million in 2013 to approximately RMB141.0 million in 2014, primarily due to a decrease in receivables due from companies within our Group in 2014 as a result of their late payments.

Methanol, electricity and heat supply business

Our revenue from methanol, electricity and heat supply business segment (before unallocated corporate income and eliminations) increased by RMB196.4 million, from RMB1,792.1 million in 2013 to RMB1,988.5 million in 2014. Our profits from associates in the methanol, electricity and heat supply business segment decreased by RMB558.4 million, from RMB564.1 million in 2013 to RMB5.7 million in 2014, as the result of a decrease in share of profit recognized by Huadian Zouxian.

Unallocated and eliminations

Our unallocated corporate income decreased by RMB270.1 million, from RMB792.4 million in 2013 to RMB1,062.5 million in 2014. Our unallocated corporate expenses increased by RMB702.4 million, from RMB1,504.1 million in 2013 to RMB1,990.3 million in 2014, primarily included bank charges, salaries and other employee benefits, miscellaneous taxes and other sundry items.

B.	Liquidity and Capital Resources

Our principal sources of liquidity in 2014 were the cash generated from our operating activities, offering of RMB denominated short term notes and bonds and proceeds from bank borrowings. In 2014, we primarily utilized cash to pay our operating expenses, purchase property, machinery and equipment, finance acquisitions and pay dividends to shareholders.

Our principal sources of liquidity in 2013 were the cash generated from our operating activities, offering of RMB denominated short term notes and proceeds from bank borrowings. In 2013, we primarily utilized cash to pay our operating expenses, fund payments of interest and principal due on our indebtedness, finance acquisitions and expansion of our facilities and operations.

Our principal sources of liquidity in 2012 were proceeds from bank borrowings, the RMB-denominated corporate bonds we issued in 2012 (the “RMB Bond Offering”) and the US$-denominated corporate bonds we issued in 2012 (the “US$ Bond Offering”) and the cash generated from our operating activities. In 2012, we used cash primarily to finance working capital, fund payments of interest and principal due on our indebtedness, finance acquisitions and fund capital expenditures and the growth and expansion of our facilities and operations.

Taking into account our cash and cash equivalents on hand, our available credit facilities, cash generated from our future operations and the proceeds from the offering of RMB denominated short term notes and non-public issuance of financing instruments, we believe we have sufficient working capital to meet our financial requirements for at least the next 12 months from the date of this annual report. As of December 31, 2014, we had cash and cash equivalents of approximately RMB15,041.9 million.

We conduct our operations directly and through our operating subsidiaries, some of which we do not wholly own, are joint ventures or are public companies. Therefore, we may not be able in all circumstances to allocate our free cash flow as we would like among our subsidiaries. In addition, PRC law restricts the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. PRC regulations currently permit payment of dividends by PRC companies only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, under current PRC laws, regulations and accounting standards, each subsidiary is required to allocate at least 10% of its after-tax profit based on PRC accounting standards to its statutory common reserve fund each year until the cumulative amount of these reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. As of December 31, 2014, the required deductions attributable to these statutory common reserve funds amounted to approximately RMB5,930.1 million.

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

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
	(RMB’000)
Net cash from / (used in) operating activities	6,503.6	(2,201.1)	4,171.8
Net cash used in investing activities	(3,187.4)	(13,504.4)	(8,534.8)
Net cash from financing activities	1,145.1	13,286.9	8,692.2
Net increase / (decrease) in cash and cash equivalents	4,461.4	(2,418.5)	4,329.2
Cash and cash equivalents as of end of year	12,717.4	10,922.6	15,041.9

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

Net cash from operating activities was approximately RMB4,171.8 million in 2014, and included loss before income taxes of approximately RMB1,599.9 million, adjustments for non-cash items of approximately RMB4,352.8 million, and positive changes in working capital of approximately RMB1,195.6 million. Adjustments for non-cash items primarily consisted of (i) depreciation of property, plant and equipment of approximately RMB3,078.8 million; (ii) impairment loss on intangibles assets of approximately RMB8.6 million and (iii) interest expenses of approximately RMB2,183.6 million. Positive changes in working capital consisted of (i) a decrease in bills and accounts payable of approximately RMB1,571.6 million; (ii) a decrease in bills and accounts receivable of approximately RMB1,847.6 million. Negative changes in working capital consisted of (i) an increase in prepayments and other current assets of approximately RMB773.1 million and (ii) a decrease in other payables and accrued expenses of approximately RMB182.3 million.

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

Cash flows used in investing activities

Net cash used in investing activities was approximately RMB8,534.8 million in 2014, and primarily consisted of (i) purchase of property, plant and equipment of approximately RMB5,800.2 million; (ii) expenditures of purchase of intangible assets of approximately RMB128.6 million; (iii) advances of associates resulting in cash outflow of RMB1,250 million; (iv) acquisition of assets and equity resulting in cash outflow of RMB58.7 million and (v) increased bank deposits and cash with specific use resulting in cash outflow of RMB909.4 million.

Net cash used in investing activities was approximately RMB13,504.4 million in 2013, and primarily consisted of (i) purchase of property, plant and equipment of approximately RMB10,221.4 million, (ii) expenditures of purchase of intangible assets of approximately RMB388.5 million; (iii) acquisition of subsidiaries resulting in cash outflow of RMB1,482.4 million; (iv) increased bank deposits and cash with specific use resulting in cash outflow of RMB1,242.3 million.

Net cash used in investing activities was approximately RMB3,187.4 million in 2012, and primarily consisted of (i) purchase of property, plant and equipment of approximately RMB6,230.4 million; (ii) expenditures of purchase of intangible assets of approximately RMB1,330.1 million, which were partially offset by a decrease in term deposits of approximately RMB6,356.3 million; (iii) investment in associates resulting in cash outflow of RMB810 million; (iv) increased investment deposit resulting in cash outflow of approximately RMB695.6 million; (v) acquisition of assets and equity resulting in cash outflow of RMB578.7 million and (vi) descreased cash with specific use resulting in cash inflow of RMB223.5 million.

Cash flows from (used in) financing activities

Net cash from financing activities was approximately RMB8,692.2 million in 2014, and primarily consisted of (i) proceeds from bank borrowings of approximately RMB8,072.8 million; (ii) proceeds from the offering of RMB9,932.2 million denominated short-term notes and non-public issuance of financing instruments, which were partially offset by the repayment of bank borrowings of approximately RMB6,193.2 million and the repayment of other borrowings of approximately RMB209.8 million; and (iii) company cash dividend resulting in cash outflow of RMB98.4 million.

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

Inventories

Our inventories comprise methanol, auxiliary materials, spare parts and small tools used in the construction of mining structures and coal products in our stockpiles. The following table sets forth our inventories as of the dates indicated:

	As of December 31,
	2012	2013	2014
	(RMB in millions)
Methanol	9.5	23.0	18.0
Auxiliary materials, spare parts and small tools	507.6	495.3	393.7
Coal products	1,048.5	1,070.9	1,058.9

Total	1,565.5	1,589.2	1,470.5

Our inventories increased from approximately RMB1,565.5 million as of December 31, 2012 to RMB 1,589.2 million as of December 31, 2013, primarily due to increases in our inventory of auxiliary materials, spare parts and small tools and coal products. Our inventories decreased from approximately RMB1,589.2 million as of December 31, 2013 to RMB 1,470.5 million as of December 31, 2014 due to decrease in our inventory of auxiliary materials, spare parts and small tools.

Bills and Accounts Receivables

Bills and accounts receivables represent unconditional written orders issued by, or negotiated from, our customers for completed sales orders which allow us to collect certain specified amounts from banks or other parties. These bills are non-interest-bearing and generally have a maturity of six months. The following table sets forth our bills and accounts receivables as of the dates indicated:

	As of December 31,
	2012	2013	2014
	(RMB in millions)
Accounts receivable	928.9	1,469.7	2,029.5
Less: Impairment loss	(2.5)	(8.3)	(13.7)

	926.4	1,461.4	2,015.8
Total bills receivable	6,533.2	7,558.1	5,068.4

Total bills and accounts receivable, net	7,459.6	9,019.5	7,084.1

Our bills and accounts receivable increased from approximately RMB7,459.6 million as of December 31, 2012 to RMB9,019.5 million as of December 31, 2013. Our bills and accounts receivable decreased from approximately RMB9,019.5 million as of December 31, 2013 to RMB7,084.1 million as of December 31, 2014, primarily due to the decrease of bills we received for the payment of coal in 2014 caused by the decrease in the sales of our self-produced coal products. We allow a range of credit periods to our trade customers which take into account the credit rating of our customers. Our credit periods do not exceed 180 days.

The following table sets forth an aging analysis of our bills and accounts receivables based on the applicable invoice dates:

	As of December 31,
	2012	2013	2014
	(RMB in millions)
0 - 90 days	3,423.0	8,685.1	6,625.1
91 - 180 days	3,954.4	316.7	187.4
181 - 365 days	80.8	4.7	259.9
Over 1 year	1.4	13.0	11.7

Total	7,459.6	9,019.5	7,084.1

Before accepting any new customer, we assess the potential customer’s credit quality and define credit limits by customer. Limits attributed to customers are reviewed once a year. In 2012, 2013 and 2014, we did not have any significant trade receivables that were past due but not yet impaired as of the balance sheet dates above. We do not hold any collateral over these balances. The average ages of these receivables were 96 days, 49 days and 57 days for 2012, 2013 and 2014, respectively. Our management closely monitors the credit quality of accounts receivables and considers the balances that are neither past due nor impaired to be of good credit quality.

We have provided fully for all accounts receivables over three years because our experience is such that receivables that are past due beyond three years are generally not recoverable. Receivables aged over four years are considered irrecoverable by management and are written off. We wrote off our receivables of approximately RMB3.3 million in 2012. We did not write off any of our receivables in 2013 and 2014. The following table sets forth an analysis of our impairment losses on bills and accounts receivables:

	2012	2013	2014
	(RMB in millions)
Balance at January 1	4.1	2.5	8.3
Provided for the year	0.005	21.4	12.7
Reversal	(1.6)	(15.6)	(7.3)

Balance at December 31	2.5	8.3	13.7

Our allowance for doubtful debts in 2012, 2013 and 2014 were approximately RMB2.5 million, RMB8.3 million and RMB13.7 million, respectively, for individually impaired trade receivables, which were primarily receivables from corporate customers in the PRC and considered irrecoverable by management after considering the credit quality of those individual customers, the ongoing relationship with us and the aging of these receivables. The recognized impairment represents the difference between the carrying amount of these trade receivables and the present value of the amounts. We do not hold any collateral over these balances. The confirmed impairment amount refers to the difference between the amount recognized in the carrying value of accounts receivable and the remaining of the unsecured accounts receivable held by the management.

Prepayments and Other Receivables

The following table sets forth our prepayments and other receivables as of the dates indicated:

	As of December 31,
	2012	2013	2014
	(RMB in millions)
Advances to suppliers	692.0	1,181.3	2,009.1
Prepaid relocation costs of inhabitants	1,877.9	2,193.0	2,102.1
Advance to an associate	—	—	1,250.0
Others	1,627.0	1,885.4	1,858.1

Total	4,197.0	5,259.6	7,219.3

Our prepayments and other receivables increased from approximately RMB4,197.0 million as of December 31, 2012 to RMB5,259.6 million as of December 31, 2013, primarily due to the increase of RMB848.6 million in advances to trade coal suppliers paid by our subsidiary Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd., which was consolidated into our financial statements in 2013. Our prepayments and other receivables increased from approximately RMB5,259.6 million as of December 31, 2013 to RMB7,219.3 million as of December 31, 2014, primarily due to increase in advances to an associate and suppliers.

As of December 31, 2012, 2013 and 2014, we had impairment losses of approximately RMB25.3 million, RMB18.3 million and RMB19.2 million, respectively, on our prepayments and other receivables. We did not write off any impairment losses on our prepayments and other receivables in 2012 and 2014. We wrote off prepayments and other receivables of approximately RMB481,000 in 2013.

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

Bills and Accounts Payables

Our bills and accounts payable are primarily related to purchases from our suppliers and payables to export agents. The following table sets forth our bills and accounts payables as of the dates indicated:

	As of December 31,
	2012	2013	2014
	(RMB in millions)
Accounts payable	2,906.6	2,400.3	1,969.6
Bills payable	3,905.1	316.4	2,067.6

Total	6,811.8	2,716.7	4,037.2

Our bills and accounts payable decreased from approximately RMB6,811.8 million as of December 31, 2012 to RMB2,716.7 million as of December 31, 2013, primarily due to the capital return to former Gloucester shareholders we recorded in 2012. Our bills and accounts payable increased from approximately RMB2,716.7 million as of December 31, 2013 to RMB4,037.2 million as of December 31, 2014, primarily because we settled a higher percentage of payment in the form of bills and account payables in 2014.

The following table sets forth an aging analysis of our bills and accounts payables based on the applicable invoice dates as of the dates indicated:

	As of December 31,
	2012	2013	2014
	(RMB in millions)
1 - 90 days	6,384.2	2,351.8	1,979.7
91 - 180 days	224.5	92.9	1,815.9
181 - 365 days	68.6	128.7	103.3
Over 1 year	134.4	143.1	138.3

Total	6,811.8	2,716.7	4,037.2

The average credit period for accounts payable and bills payable is 90 days. We have financial risk management policies in place to ensure that all payables are settled within the applicable credit plan.

Other Payables and Accrued Expenses

The following table sets forth our other payables and accrued expenses as of the dates indicated:

	As of December 31,
	2012	2013	2014
	(RMB in millions)
Customers’ deposit	1,368.7	852.2	798.4
Accrued wages	1,084.2	1,054.5	870.7
Other taxes payable	204.1	280.1	142.4
Payables in respect of purchases of property, plant and equipment and construction materials	3,662.8	1,268.4	1,629.3
Accrued freight charges	9.4	2.3	66.0
Accrued repairs and maintenance	51.2	19.2	31.6
Staff welfare payable	187.6	242.7	319.2
Withholding tax payable	7.3	0.7	28.4
Deposits received from employees	24.7	14.0	24.3
Coal price adjustment fund	52.0	—	—
Accrued land subsidence, restoration, rehabilitation and environmental costs	1.4	56.8	10.5
Payable on compensation fee of mining rights	—	—	—
Interest payable	395.8	540.9	905.5
Payable on acquisition of Haosheng’s equity	—	2,519.3	2,519.3
Provision on Ashton research and development project	—	—	115.4
Others	1,964.5	1,534.0	1,275.8

Total	9,013.8	8,385.1	8,736.7

Our other payables and accrued expenses decreased from approximately RMB9,013.8 million as of December 31, 2012 to RMB8,385.1 million as of December 31, 2013, primarily due to our settlements with suppliers for purchases of property, plant and equipment and construction materials before December 31, 2013. Our other payables and accrued expenses increased from approximately RMB8,385.1 million as of December 31, 2013 to RMB8,736.7 million as of December 31, 2014, primarily due to the increase in payables for purchases of property, plant and equipment and construction materials as of December 31, 2014.

Working Capital and Liabilities

We have historically maintained sufficient working capital for our operations. Our principal source of cash in 2014 was cash generated from operating activities, bond issuance and bank borrowings.

As of December 31, 2014, we recorded net current assets of approximately RMB10,756.5 million. Our current assets increased by RMB6,561.9 million, from RMB31,524.4 million as of December 31, 2013 to RMB38,086.3 million as of December 31, 2014, primarily as a result of an increase in bank balances and cash of RMB4,119.3 million, long term receivables due within one year of RMB1,705.8 million and an increase in the prepayments and other receivables of RMB1,959.7 million. The increase was partially offset by a decrease in bills and accounts receivable of approximately RMB1,935.4 million. Our current liabilities decreased by RMB1,486.1 million, from approximately RMB28,816.0 million as of December 31, 2013 to RMB27,329.9 million as of December 31, 2014, primarily due to a decrease in borrowings due within one year of approximately RMB403.4 million, a decrease in tax payable of approximately RMB796.5 mililon and a decrease in contingent value rights share liabilities of approximately RMB1,408.7 million, which was partially offset by an increase in bills and accounts payable of approximately RMB1,320.5 million.

As of December 31, 2013 and 2014, we had cash and cash equivalents of approximately RMB10,922.6 million and RMB15,041.9 million, respectively. Our cash and cash equivalents primarily consist of cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions.

As of December 31, 2013 and 2014, we had outstanding bank borrowings of approximately RMB55,375.1 million and RMB61,438.1 million, respectively. The following table sets forth the maturity profile of our bank borrowings as of the dates indicated:

	As of December 31,
	2013	2014
	(RMB in millions)
Less than one year	11,275.0	10,871.7
One to three years	13,254.4	18,918.9
Three to five years	6,277.3	5,770.0
More than five years	24,568.3	25,877.5

Total	55,375.0	61,438.1

As of December 31, 2014, the interest rates relating to our bank borrowings ranged from 1.00% to 7.18% per annum. The interest rates for these bank borrowings are variable rates that are subject to adjustment based on the interest rate set by the PBOC or LIBOR. As of the date of this annual report, our bank borrowings were denominated in Renminbi, U.S. dollars, Australian dollars and Euro. As of December 31, 2014, our total bank loans denominated in Renminbi amounted to approximately RMB26.0 billion, our total bank loans denominated in U.S. dollars amounted to approximately US$5.8 billion, our total bank loans denominated in Australian dollars amounted to approximately A$41.2 million and we had nil total bank loans denominated in Euro. See Note 35 of the consolidated financial statements for more information on our borrowings. The interest expenses and exchange rate fluctuations associated with our bank borrowings may impair our future profitability.

We have, and in the future may continue to have, substantial debt. As of December 31, 2014, our long-term debt to equity ratio was 46.2%. The interest expenses associated with these debts may impair our future profitability. We may issue additional long term debts to finance short term cash flow requirements as necessary.

Capital Expenditures

Our principal capital expenditures, incurred for the purchase and construction of property, plant and equipment, decreased by RMB3,740.1 million, or 40.9%, from approximately RMB9,144.2 million in 2013 to approximately RMB5,404.1 million in 2014. The decrease was primarily due to the reduced number of new projects.

Our estimated capital expenditures for 2015 are in the amount of RMB9.7 billion. We plan to finance our capital commitments primarily through a combination of funds generated from operations, bank borrowings and the proceeds of the offerings of corporate bonds. The following table sets forth our estimated capital expenditures for 2015 and actual capital expenditures we incurred in 2014.

Companies	Estimated capital expenditure for 2015	Capital expenditure incurred in 2014
	(RMB in millions)
The Company	2,313.4	2,061.0
Shanxi Nenghua	89.2	23.8
Yulin Nenghua	36.8	33.0
Heze Nenghua	905.9	405.0
Huaju Energy	45.6	69.8
Ordos Neng Hua	2,441.2	1,051.4
Haosheng Company	2,307.9	549.1
Yancoal Australia	1,477.3	945.6
Yancoal International (Holding)	69.3	127.6
	—	137.8

Total	9,686.6	5,404.1

C.	Research and Development, Patents and Licenses, Etc.

One of our core strategies is to maintain our competitiveness and increase the efficiency of our mining operations through technology and innovation. In line with our development strategy with a focus on technology innovation, we have established a multilayer system for integrating new technology into our operations consisting of various entities, including a technology committee, a professional committee, a technology center, as well as relationships with external institutions or organizations with specialized technology development capacities. We have accumulated extensive experience and expertise in coal mining and coal processing procedures, particularly with respect to the underground raw coal mining technology. For example, our independently developed longwall top caving mining method has been adopted by various international coal mining enterprises such as DBT and has been awarded the State Scientific and Technological Progress Award (Second Class) by the National Office for Science and Technology Awards of the PRC in 2009. In 2014, we completed 45 technology improvement projects, among which, 25 projects have reached an international advanced level. In addition, we obtained 25 patents and received 65 technological awards in 2014, which have enhanced our coal mining and related business operations. Our expenditures for research and development were RMB301.6 million, RMB277.2 million and RMB33.9 million in 2012, 2013 and 2014, respectively, accounting for 0.5%, 0.5% and 0.06%, respectively, of our total sales income for the same periods.

Our mining technology research and development efforts have contributed to increases in our production. Our predecessor first adopted the longwall top caving mining method in 1992. Since then, we have focused on modifying and updating this method, taking into account the distinct geological conditions of our mining operations. Due to our research and development efforts, we have:

•	increased our production efficiency by utilizing improved mining extraction equipment;

•	extended the length of certain longwall coal mine faces to approximately 260 to 350 meters, which reduced our tunneling, support equipment and related costs;

•	reduced the number of coal pillars required to support mining areas, thereby enhancing our recovery;

•	patented our advanced technology for longwall top caving mining in the PRC, Australia and South Africa. The use of our longwall caving extraction technology reduces the per-tonne production cost of our operations and improves the production efficiency;

•	conducted research projects that contributed to the development and export of the technology for advanced two-pillar hydraulic roof supports for the top coal caving process; Bucyrus International, Inc., the largest coal mining equipment supplier worldwide, signed a technology license agreement to manufacture and use the longwall top caving coal mining equipment in Australia;

•	cooperated with Peabody to trial and commercialize longwall top caving coal mining equipment; and

•	implemented various innovative projects to improve equipment use, safety, energy conservation and environmental protection measures in our coal mining operations.

We intend to focus our future research and development efforts on improving our longwall caving extraction technology, fully mechanized caving operations and related equipment and mining methods for medium and thick coal seams.

D.	Trend Information

Outlook for the Coal Market

It is expected that the world economy will tend to be differentiated in 2015. The geopolitics fluctuation has been increasing. The world energy, such as coal industry, is anticipated to remain the trend of downturn. Affected by decrease overseas demand and insufficient domestic demand, China’s economy has showed a distinct continuous downturn. Furthermore, the state government takes strict measures to control smog, cut down excessive production capacity and adjust industrial structures. All these factors lead to the increasing operating difficulties of coal industry in China. As a result, we expect the coal price will continue to decrease. We intend to sell approximately 122.0 million tonnes of coal in 2015, including approximately 52.9 million tonnes of external coal.

Outlook for the PRC Methanol Market

In 2015, we expect that supply will continue to exceed demand in the domestic methanol market. The demand for methanol remains weak due to governmental control policies with respect to environmental protection and elimination of backward production capacity of certain high energy-consumption industries as well as the excess capacity in methanol industry. We intend to sell 1.4 million tonnes of methanol in 2015.

E.	Off-balance Sheet Arrangements

As of December 31, 2014, other than the capital expenditure commitments and contractual obligations disclosed in this annual report, we did not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2014:

	Payments Due by Period
	Total	Less than one Year	One to three years	Three to five years	More than five years
	(RMB in millions)
Contractual Obligations
Unsecured bank borrowings	13,425.7	5,597.6	7,818.2	—	10.0
Secured bank borrowings	24,935.1	234.0	7,015.1	1,781.1	15,905.0
Finance leases	206.6	40.6	106.1	59.9	—
Guaranteed notes	21,040.2	4,999.6	3,749.1	2,929.0	9,362.5
Loans pledged by machineries	1,830.4	—	230.4	1,000.0	600.0
Capital commitments for the acquisition of assets	2,731.9	2,731.9	—	—	—
Mining right compensation fee	1,188.9	396.3	792.6	—	—
Amounts due to Controlling Shareholder and its subsidiaries	190.4	190.4	—	—	—

Total	65,549.2	14,190.4	19,711.5	5,770.0	25,877.5

The following table sets forth our consolidated interest-bearing borrowings as of December 31, 2013 and 2014:

	As of December 31,
	2013	2014
	(RMB in millions)
Unsecured bank borrowings	17,103.7	13,425.7
Secured bank borrowings	19,150.3	24,935.1

Total	36,254.0	38,360.9

Secured Bank Borrowings

As of December 31, 2014, we had secured bank loans outstanding of approximately RMB24,935.1 million (approximately US$4,018.8 million), which primarily consisted of secured bank borrowings obtained for settling the consideration in respect of acquisition of Yancoal Resources. The borrowings are guaranteed by the Company, counter-guaranteed by the Parent Company and secured by 46.67% of Heze ordinary shares. The borrowings are secured by a portion of our term deposits. As of December 31, 2014, we had term deposits of approximately RMB53.9 million that secured bank borrowings.

We have obtained two amendments to the loan agreements from Bank of China in November 2013 to amend certain debt covenant requirements prior to December 31, 2013. The debt covenants only apply to our subsidiary, Yancoal Australia, and hence the actual covenant ratios/amounts disclosed above cannot be reconciled to the IFRS amounts presented in our financial statements.

We have obtained two amendments from Bank of China in June and October 2014 to further defer the testing of interest coverage ratio to 12 months ending June 30, 2016, which also reduced the interest cover ratio from not less than 1.5 to not less than 1.15. We will continue to monitor our indebtedness, working capital and liquidity requirements. We believe we will be able to comply with the debt covenant requirements or seek the necessary waivers or amendments if we believe we are unable to comply with such debt covenants. Therefore, we do not expect this to materially and adversely affect our liquidity.

Borrowings of RMB16,761.4 million (US$2,740.0 million) carried interest at three-month LIBOR plus a margin of 2.80% (approximately 3.04%) and borrowings of RMB6,739.8 million (US$1,101.5 million) carried interest at three-month LIBOR plus a margin of a range from 1.55% to 3.00%. The borrowings of approximately RMB1,400.0 million (approximately US$225.6 million) carried interest of 6.16% per annum and is subject to adjustment based on the interest rate stipulated by PBOC. Other borrowings incurred in connection with our acquisition of Gloucester, amounting to approximately RMB34.0 million, (approximately US$5.6 million) carried interest at 5.68%. For more information on our secured borrowings, please see Note 35 to the consolidated financial statements.

Unsecured Bank Borrowings

We had unsecured bank borrowings of RMB13,425.7 million as of December 31, 2014, including loans in the amount of RMB917.9 million (US$150.0 million) carrying interest at six-month LIBOR plus a margin of 2.75% per annum, a loan in the amount of RMB948.6 million (US$155.0 million), carrying interest at three-month LIBOR plus a margin of 3.25% per annum, obtained by Yancoal International, and a loan in the amount of RMB911.7 million (US$150.0 million), carrying interest at three-month LIBOR plus a margin of 2.60% per annum. For more information about our unsecured borrowings, please see Note 35 to the consolidated financial statements to this annual report.

The Offering of RMB Denominated Short Term Notes and Non-public Issuance of Financing Instruments

See “Item 4. Information on the Company – A. History and Development of our Company – The Offering of RMB Denominated Short term notes and Non-public Issuance of Financing Instruments.”

Amounts due to Controlling Shareholder and its Subsidiaries

The amounts due to the Controlling Shareholder and its subsidiary companies do not bear any interest and are unsecured. The following table sets forth the amounts due to the Controlling Shareholder and its subsidiary companies as of December 31, 2013 and 2014.

	As of December 31,
	2013	2014
	(RMB’000)
Term for Repayment
Within one year	44,737	190,408
More than one year, but not exceeding two years	—	—

Total due	44,737	190,408
Less: amounts due within one year	(44,737)	(190,408)
Amounts will due over one year	—	—

As of December 31, 2014, neither the Controlling Shareholder nor its subsidiaries had used our funds for non-operational matters.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. Our financial statements have been prepared on a going concern basis and based on actual transactions and events, in accordance with Accounting Standards for Business Enterprises (referred to as “ASBEs”) and other related regulations issued by the MOF and accounting policies and estimates stated in Note IV to our consolidated financial statements. The preparation of these financial statements requires us to make estimates and assumptions about the carrying amounts of items in the financial statements that cannot be measured accurately. These judgments, estimates and assumptions are based on the historical experience of our management as well as other relevant factors. Actual results may differ from these estimates. We review the foregoing judgments, estimates and assumptions regularly on a going concern basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

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

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The determination of value in use requires us to estimate the future cash flows expected to arise from the cash generating unit and a suitable discount rate in order to calculate the present value. As of December 31, 2014, the carrying amount of goodwill was approximately RMB2,232.8 million. During the year ended December 31, 2014, no impairment loss on goodwill was recognized by the Group. Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the raw materials price inflation during the budget period. Expected cash inflows/outflows have been determined based on past performance and management’s market development expectations.

Estimated impairment of property, plant and equipment

When there are indications of impairment, we take into consideration the estimate of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. When actual future cash flows are less than expected, a material impairment loss may arise. In estimating future cash flows, management takes into account recent production and technical advancements. As price and cost levels change from year to year, the estimate of future cash flows also changes. Notwithstanding that management has considered all the available information in making their impairment assessment, inherent uncertainty exists as to the conditions of mines and the environment, and actual write-offs may be higher than the estimated amounts. As of December 31, 2014, the carrying amount of property, plant and equipment was approximately RMB44,174.6 million. During the year ended December 31, 2014, no property, plant and equipment was written off as expenses. We did not recognize any impairment loss on property, plant and equipment during the year ended December 31, 2014.

Most of the coal sales by Premier and Wesfarmers Char are governed by a contract signed with an independent power station. The remaining coal sales are to independent third parties which are sold at market prices. The contract with the power station was a required condition in order for the government to grant the mining rights to Premier and Wesfarmers Char. The sales price under the contract is below market price and Premier and Wesfarmers Char are unable to negotiate to revise the terms of the existing contract, including the sale price of coal. Given the current market price of coal and rising costs, the Company also expected that the power station may purchase more coal from Premier and Wesfarmers Char, which will drive down the Company’s overall average sales prices. In 2012, a combined assessment of Premier and Wesfarmers Char, being a cash-generating unit, was performed, and hence in 2012, the Company recorded impairment on intangible assets (mining reserves and mining resources) of RMB417.2 million property, plant and equipment (mining structures) of RMB226.9 million and goodwill of RMB17.6 million as selling, general and administrative expenses in its statement of comprehensive income as set out in the financial statements. We used the value-in-use method to assess the impairment and the key assumptions included the future market price of the coal, sales volume, and mining costs. The changes in these key assumptions that were applied in the impairment analysis were a decrease of the average coal price from AUD76 per tonne to AUD24 per tonne, a decrease in total sales volume from 141 million tonne to 58 million tonne, an increase in average nominal operating cost from AUD48 per tonne to AUD62 per tonne and an increase in capital expenditure from AUD460 million to AUD584 million. During the year, no provision for impairment losses were made for Premier and Wesfarmers Char.

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

The recoverable amount of cash generating units is assessed by management at the operating segment level. Business performance is reviewed by management on a mine by mine basis and each mine is considered to be a separate cash generating unit. The recoverable amount of each cash generating unit at December 31, 2014 was determined using the value in use method.

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

Based on the impairment review, the recoverable amounts of coal reserves of Moolarben and Stratford & Duralie, both of which are coal mines of Yancoal Australia, were determined to be less than the carrying amounts and hence resulting an impairment loss of RMB2,052.2 million predominantly due to forecasted global economic conditions and coal sales prices. The cash flow forecast used assumed an average long term real coal prices of US$67 – US$148 per tonne, AUD/US$ exchange rate declining from year end spot rate of AUD0.82 to AUD0.78 over the next five years and a post-tax discount rate of 11%. Production and capital costs were based on the estimate of forecasted geological conditions, stage of existing plant and equipment and future production levels. The recoverable amount is also dependent on the life of mines which is based on the annual coal production forecast.

Acquisitions

During the year, we acquired several subsidiaries or business as set out in Notes 46 to the consolidated financial statements included in this annual report. We determined whether acquisitions were to be accounted for as an acquisition of business or an acquisition of assets based on factors including (i) whether the acquiree has relevant input, process or output and (ii) whether the acquiree has planned principal activities or is pursuing a plan to produce output and has access to a customer base.

In addition, management also made judgments in determining whether we would register the transfer of certain operating licenses immediately upon the payment of consideration.

Recent Changes in Accounting Pronouncements

In the current year, we have applied, for the first time, a number of new standards and interpretations, amended and revised standards and interpretations (“new IFRSs”) issued by the IASB and the International Financial Reporting Interpretations Committee (the “IFRIC”) of the IASB which are effective for our fiscal year beginning January 1, 2014:

IAS 32 (Amendments)	Offsetting Financial Assets and Financial Liabilities

IAS 36 (Amendments)	Recoverable Amount Disclosures for Non-Financial Assets

IAS 39 (Amendments)	Novation of Derivatives and Continuation of Hedge Accounting

IFRIC-Int 21	Levies

Except as described above, the accounting policies adopted for the current year are consistent with those adopted for the Group’s financial statements for the year ended December 31, 2014.

Except as described below, the application of the above new or revised IFRSs for the current year had no material impact on the amounts reported and/or disclosures set out in the consolidated financial statements for the year.

Amendments to IAS 36: Recoverable Amount Disclosures for Non-Financial Assets: The amendments clarify the requirements to disclose the recoverable amount of an asset (or cash generating unit) whenever an impairment loss has been recognised or reversed in the period. In addition, they introduce several new disclosures required to be made when the recoverable amount of impaired asset (or cash generating unit) is based on fair value less costs of disposal. The Group has applied the amendments retrospectively in accordance with their transitional provisions and the disclosures about the Group’s impaired non-financial assets are set out in notes 23 and 25 to the financial statements.

G.	Safe Harbor

See the section headed “Cautionary Statement Regarding Forward-Looking Statements”.

ITEM 6.	DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors, Supervisors and Senior Management

The following table sets forth selected information concerning our board of directors (“Board of Directors” or “Board”), Supervisory Committee (“Supervisory Committee”) and executive officers as of the date of this annual report. As of the date of this annual report, our Board of Directors consists of 10 Directors, including one chairman, four independent Directors and one employee Director. All Directors serve three-year terms beginning their respective election date until the election of their respective successor.

As more than 50% of our voting power is held by the Controlling Shareholder, we are not required to have a majority of our Board be comprised of independent Directors in reliance on the exemption provided under Section 303A of the NYSE Listing Rules.

The following table sets forth information on our Directors, supervisors and executive officers:

Name	Age	Position at the Company	Date Term of Office Expires[1]
Directors
LI Xiyong	51	Chairman of the Board of Directors	May 2017
YIN Mingde	52	Director, General Manager	May 2017
WU Yuxiang	53	Director and Chief Finance Officer	May 2017
ZHANG Baocai	47	Director, Deputy General Manager and Secretary of the Board of Directors	May 2017
WU Xiangqian	49	Director	May 2017
JIANG Qingquan	51	Employee Director	May 2017
Independent Non-executive Directors
WANG Lijie	62	Independent Non-executive Director	May 2017
JIA Shaohua	64	Independent Non-executive Director	May 2017
WANG Xiaojun	60	Independent Non-executive Director	May 2017
XUE Youzhi	50	Independent Non-executive Director	May 2017
Supervisors
SHI Xuerang	60	Chairman of the Supervisory Committee	May 2017
ZHANG Shengdong	58	Deputy Chairman of the Supervisory Committee	May 2017
GU Shisheng	54	Supervisor	May 2017
ZHEN Ailan	51	Supervisor	May 2017
GUO Jun	52	Employee Supervisor	May 2017
CHEN Zhongyi	49	Employee Supervisor	May 2017
Other Management Team
SHI Chengzhong	52	Deputy General Manager	May 2017
LIU Chun	53	Deputy General Manager	May 2017
DING Guangmu	54	Deputy General Manager	May 2017
WANG Fuqi	50	Chief Engineer	May 2017
ZHAO Honggang	49	Deputy General Manager	May 2017

(1)	The expiration of the term of office is generally the date of the shareholders’ meeting when a new session of the Board will be elected. Executives who retire in the interim are replaced at the next Board meeting.

Executive Directors

LI Xiyong, born in October 1963, a research fellow in applied engineering technology with an EMBA degree, is the chairman of the Company and chairman and secretary of the party committee of Yankuang Group. Mr. Li commenced his career in 1981. He was appointed as the head of Huafeng Coal Mine of Xinwen Mining Group Co., Ltd. (“Xinwen Group”) in May 2001. In June 2006, he was appointed as the deputy general manager of Xinwen Group. In May 2010, he was appointed as the chairman and secretary of the party committee of Xinwen Group. In March 2011, he was appointed as the vice chairman of Shandong Energy Group Co., Ltd. and the chairman and secretary of the party committee of Xinwen Group. In July 2013, he was appointed as the director, general manager and deputy secretary of the party committee of Yankuang Group. In February 2015, he was appointed as the chairman and party committee secretary of Yankuang Group. In September 2013, he was appointed as the chairman of the Company. Mr. Li graduated from Shandong University of Science and Technology and Nankai University.

YIN Mingde, born in December 1962, a senior engineer, a senior administrative officer and a certified safety engineer with a master’s degree, is a Director and the general manager of the Company. Mr. Yin joined the Company’s predecessor in 1980 and became deputy manager of Beisu Coal Mine in 1997. In 2000, he was appointed as the deputy director of Marketing Department under Strategic Resource Development Department of Yankuang Group. In 2002, he was appointed as the general manager of Yankuang Group Shanxi Neng Hua Co., Ltd. In 2006, he was appointed as the general manager of Yanzhou Coal Shanxi Neng Hua Co., Ltd. and the chairman and party committee secretary of Shanxi Tianhao Chemicals Co., Ltd. In 2011, he was appointed as the general manager and deputy secretary of party committee of Yanzhou Coal Ordos Neng Hua Co., Ltd. In 2012, he was appointed as the chairman, general manager and deputy secretary of party committee of Yanzhou Coal Ordos Neng Hua Co., Ltd. and the chairman of Inner Mongolia Haosheng Coal Mining Co., Ltd. In March 2014, he was appointed as the general manager of the Company. In May 2014, he was appointed as a Director of the Company. Mr. Yin graduated from East China Normal University.

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

WU Xiangqian, born in February 1966, a research fellow in applied engineering technology and a doctor of engineering, is a Director of the Company. Wu joined the predecessor Company in 1988. In 2003, he was appointed as a deputy head of Jining No.3 Coal Mine of the Company. In 2004, Mr. Wu was appointed as the deputy head and chief engineer of Jining No.3 Coal Mine. In 2006, he was appointed as the head of Jining No.3 Coal Mine. In March 2014, he was promoted as the chairman and general manager of Yanzhou Coal Ordos Neng Hua Co., Ltd. and chairman of Inner Mongolia Haosheng Coal Mining Co., Ltd. In May 2014, he was appointed as a Director of the Company. Mr. Wu graduated from Shandong University of Science and Technology.

JIANG Qingquan, born in December 1963, a senior administrative officer and engineer with a master’s degree, is an employee Director of the Company. Mr. Jiang joined the Company’s predecessor in 1984 and served as the office director of Safety Supervision Bureau of Yankuang Group in 1994 (worked in Personnel Division of Yankuang Group from November 1996 to September 1997). He served as the vice president of Yankuang Group General Hospital in 1997 (worked in Organization Department of Yankuang Group from June 1999 to January 2000). He served as the party committee secretary of the Railway Transportation Department of Yankuang Group in 2000. He served as the head and the deputy party committee secretary of the Railway Transportation Department in 2004. He was appointed as the general manager assistant of the Company in 2012 and the chairman of the Trade Union of the Company in March 2014. He was appointed as an employee Director of the Company in April 2014. Mr. Jiang graduated from the Qufu Normal University and the Party School of Shandong Provincial Communist Committee.

Independent Non-executive Directors

WANG Lijie, born in March 1953, is a professor and doctoral advisor. Mr. Wang is currently the director of the Institute for Energy Economics Research at China University of Mining and Technology (Beijing), the director of Coal Professional Committee of China Society of Technology Economics and the deputy director of Economic Management Professional Committee of China Coal Society. Mr. Wang is a professional technical talent in the coal industry, who enjoys government special allowances. He was the dean of School of Management of China University of Mining and Technology (Beijing), mainly engages in research work in mining, energy economics management and policy, business strategy etc. Mr. Wang is also the independent director of Beijing LongRuan Technologies Inc. and Henan Dayou Energy Co., Ltd. Mr. Wang graduated from China University of Mining and Technology (Beijing).

JIA Shaohua, born in December 1950, doctor of economics, a researcher, Mr. Jia is currently the director of Tax Education Institute of the Central University of Finance and Economics and vice president of the China Society for Finance and Tax Law, as well as the graduate advisor of the Central University of Finance and Economics, the Graduate School of Chinese Academy of Social Sciences, the Graduate School of Research Institute of MOF, who enjoys the special allowance from the State Council. Mr. Jia was the director of the Finance Department in Ningxia Autonomous Region, the deputy general manager of Hainan Commercial Group Company, the deputy director of Jiangxi and Hainan Provincial Office, SAT, the dean of Tax Leadership Academy of the SAT, and the edition-in-chief of the China Taxation Publisher etc. Mr. Jia has rich experience in accounting & tax and completed over a number of key research subjects at national and provincial level Mr. Jia is also the independent director of Harbin Electric Corporation Jiamusi Electric Machine Co., Ltd., JA Solar Holdings Co., Ltd., Zhuhai Letong Chemical Co., Ltd. and Haima Automobile Group Co., Ltd. Mr. Jia graduated from the Graduate School of Chinese Academy of Social Sciences.

WANG Xiaojun, born in August 1954, a solicitor admitted in the PRC, Hong Kong, England and Wales, a holder of master degree in law, is a partner of Jun He Law Offices and an independent non-executive Director of the Company. He was admitted in the PRC, Hong Kong, England and Wales in 1988, 1995 and 1996, respectively. Mr. Wang has worked as a legal adviser at the Hong Kong Stock Exchange and Richards Butler. He was an independent non-executive Director of the Company from 2002 to 2008, Mr. Wang is also an independent non-executive director of China Aerospace International Holdings Limited, Livzon Pharmaceutical Group Co., Ltd. and Oriental Patron Financial Investments Ltd. Mr. Wang graduated from the Renmin University of China and the Graduate School of the Chinese Academy of Social Sciences.

XUE Youzhi, born in March 1965, is a holder of a master degree in corporate management, a doctoral degree in economics, a postdoctoral degree in business administration. Mr. Xue is currently the vice president, the professor and the doctoral advisor in the School of Business of Nankai University. Mr. Xue has rich experience in economics & management and completed over a number of national natural science fund and national social science fund projects. Mr. Xue was appointed as the vice president of the School of Business of Nankai University in 2005. Mr. Xue graduated from Jilin University and Nankai University.

Supervisors

SHI Xuerang, born in February 1955, a senior engineer with an Executive Master of Business Administration degree, is the chairman of Supervisory Committee of the Company and the deputy secretary of the party committee of Yankuang Group. From 2001 to 2003, Mr. Shi acted as the deputy general manager of Xinwen Coal Mining Group Company Limited. Mr. Shi served as the deputy general manager of Yankuang Group in 2003 Mr. Shi was appointed as a Director of the Company in 2005 and the chairman of the Supervisory Committee of the Company in May 2014. Mr. Shi graduated from Nankai University.

ZHANG Shengdong, born in March 1957, a senior accountant, is the vice chairman of the Supervisory Committee of the Company and the deputy general manager of Yankuang Group. Mr. Zhang joined the Company’s predecessor in 1981 and became the director of the Finance Management Department of Yankuang Group in 1999. Mr. Zhang served as the deputy chief accountant of Yankuang Group and a supervisor of the Company in 2002. Mr. Zhang was appointed as the general manager assistant of Yankuang Group in 2008. Mr. Zhang was appointed as the deputy general manager of Yankuang Group in January 2014 and the vice chairman of the Supervisory Committee in May 2014. Mr. Zhang graduated from China University of Mining and Technology.

GU Shisheng, born in January 1964, a professor level senior administrative officer with a master’s degree, is a supervisory of the Company and the chairman of the Trade Union of Yankuang Group. Mr. Gu joined the Company’s predecessor in 1979. He served as the deputy party committee secretary of Xinglongzhuang coal mine of Yankuang Group in 1996 and the party committee secretary of Xinglongzhuang coal mine of the Company in 2002. He served as the deputy secretary of the Discipline Inspection Commission and the director of Supervision Department of Yankuang Group in 2003. He was appointed as the chairman of the Trade Union of Yankuang Group in January 2014 and a supervisor of the Company in May 2014. Mr. Gu graduated from the Party School of Shandong Provincial Communist Committee.

ZHEN Ailan, born in November 1963, is a senior accountant, a senior auditor, a supervisor of the Company, the deputy chief accountant and the director of the Audit & Risk Department of Yankuang Group. Ms. Zhen joined the predecessor Company in 1980. She served as the deputy director of the Audit Division of Yankuang Group in 2002 and was appointed as the deputy director of the Audit Department of Yankuang Group in 2005. In 2012, Ms. Zhen served as the director of the Audit Department of Yankuang Group. In March 2014, she was appointed as the deputy chief accountant and the director of the Audit & Risk Department of Yankuang Group. In 2008, Ms. Zhen served as a supervisor of the Company. Ms. Zhen graduated from Dongbei University of Finance and Economics.

GUO Jun, born in January 1963, is a professor-level senior administrative officer, a senior economist, a doctor of business administration, an employee supervisor of the Company and the secretary of the Discipline Inspection Commission of Yankuang Group. Mr. Guo joined the predecessor Company in 1980 and served as the director of the economic division of the General Manager’s Office in 1996. He was appointed as the deputy director of the General Manager’s Office in 1997 and served as the office director of Board of Directors respectively in 2000 and 2002. He was appointed as the secretary of the Party committee and deputy chief of Baodian Coal Mine of the Company in 2004. In March 2014, Mr. Guo was appointed as the secretary of the Discipline Inspection Commission of the Company and served as the employee supervisor of the Company in April 2014. Mr. Guo graduated from the China Mining University (Beijing).

CHEN Zhongyi, born in December 1965, is a professor-level senior administrative officer with a bachelor’s degree, an employee supervisor of the Company and the vice chairman of trade union. Mr. Chen joined the predecessor Company in 1986 and served as the director of the Mass Work Department, the secretary of the Youth League Committee and the vice chairman of trade union in 2002. He was appointed as the vice chairman of trade union in 2008 and served as the director of Parties Working Department of the Company in March 2014. In April 2014, Mr. Chen was appointed as an employee supervisor of the Company. Mr. Chen graduated from the Party School of CPC Shandong Provincial Committee.

Other Executive Officers

SHI Chengzhong, born in December 1962, a research fellow in applied engineering technology with a master’s degree in mining engineering and an EMBA degree, serves as a deputy general manager of the Company. Mr. Shi joined the predecessor Company in 1983 and served as a deputy chief engineer of Yankuang Group in 2000. Mr. Shi was appointed as a deputy general manager of the Company in 2002. Mr. Shi graduated from Northeastern University and Nankai University.

LIU Chun, born in September 1961, a research fellow in applied engineering technology with an EMBA degree, serves as a deputy general manager of the Company. Mr. Liu joined the predecessor Company in 1983 and was appointed as the director of Coal Sales and Transportation Department of the Company in 2002. Mr. Liu has been promoted to be a deputy general manager of the Company in 2011. Mr. Liu graduated from Nankai University.

DING Guangmu, born in September 1960, a senior economist with an EMBA degree, serves as a deputy general manager of the Company. Mr. Ding joined the predecessor Company in 1978 and served as the director of Vehicle Management Division of Yankuang Group. In 1999, he was appointed as deputy director of Materials & Goods Supply Centre of the Company. In 2002, he was appointed as the director and deputy secretary of party committee of Materials & Goods Supply Centre of the Company. In 2013, he served as the assistant general manager of the Company. In March 2014, he was appointed as the deputy general manager of the Company. Mr. Ding graduated from Shanghai Maritime University.

WANG Fuqi, born in May 1964, a research fellow in applied engineering technology with an EMBA degree and master of engineering, serves as the chief engineer of the Company. Mr. Wang joined the predecessor Company in 1985. In 2000, he was appointed as the chief engineer of Production and Technology Division of Yankuang Group. In 2002, he served as the director of Production and Technique Department of the Company. In 2003, he was appointed as the deputy chief engineer of the Company and director of Production and Technique Department of the Company. In March 2004, he served as the chief engineer of the Company. Mr. Wang graduated from Northeastern University and Nankai University.

ZHAO Honggang, born in November 1965, a research fellow in applied engineering technology and master of engineering, serves as the deputy general manager of the Company. Mr. Zhao joined the predecessor Company in 1987 and served as the deputy chief of Dongtan Coal Mine of the Company in March 2006. In March 2009, he was appointed as the director of Electromechanical Department. In December 2013, he served as the chairman and general manager of Shandong Huaju Energy Co., Ltd. In December 2014, he was appointed as the deputy general manager of the Company. Mr. Zhao graduated from Shandong University of Science and Technology.

Retirement and Resignation of Senior Management

Mr. ZHANG Yingmin has reached his retirement age and has tendered his resignation to the Board of the Company. His resignation from the position of the general manager of the Company took effect from January 8, 2014.

Due to work allocation, the former deputy general managers of the Company, Mr. HE Ye, Mr. LAI Cunliang, Mr. TIAN Fengze and the former chief engineer of the Company, Mr. NI Xinghua have tendered their resignations to the Board, respectively. Their resignation from the positions of deputy general managers and chief engineer took effect from March 6, 2014.

Appointment of Senior Management

As considered and approved by the nineteenth meeting of the fifth session of the Board of the Company held on March 6, 2014, Mr. YIN Mingde was appointed as general manager of the Company; Mr. DING Guangmu was appointed as deputy general manager of the Company; and Mr. WANG Fuqi was appointed as chief engineer of the Company.

Election of Directors and Supervisors of the Sixth Session of Board

As approved by the 2013 annual general meeting of the Company held on May 14, 2014, Mr. LI Xiyong, Mr. ZHANG Xinwen, Mr. YIN Mingde, Mr. WU Yuxiang, Mr. ZHANG Baocai and Mr. WU Xiangqian were elected as the non-independent Directors of the sixth session of the Board of the Company. Mr. WANG Lijie, Mr. JIA Shaohua, Mr. WANG Xiaojun and Mr. XUE Youzhi were elected as the independent Directors of the sixth session of the Board of the Company. Mr. SHI Xuerang, Mr. ZHANG Shengdong, Mr. GU Shisheng and Ms. ZHEN Ailan were elected as non-employee representative supervisors of the sixth session of Supervisory Committee of the Company.

As approved by the employees representative meeting of the Company held on April 26, 2014, Mr. JIANG Qingquan was elected as an employee Director of the sixth session of the Board of the Company and Mr. GUO Jun and Mr. CHEN Zhongyi were elected as employee supervisors of the sixth session of the Supervisory Committee of the Company.

The term of office of the Directors of the sixth session of the Board and supervisors of the sixth session of the Supervisory Committee of the Company were three years commencing from the conclusion of 2013 annual general meeting and ending on the date of the conclusion of the general meeting for the election of Directors of the seventh session of the Board and and supervisors of the seventh session of the Supervisory Committee of the Company.

Election of Chairman and Vice Chairman of the Company

As approved by the first meeting of the sixth session of the Board of the Company on May 14, 2014, Mr. LI Xiyong was elected as chairman of the Company and Mr. ZHANG Xinwen was elected as vice chairman of the Company.

Election of Chairman and Vice Chairman of the Supervisory Committee of the Company

As approved by the first meeting of the sixth session of the Supervisory Committee of the Company on May 14, 2014, Mr. SHI Xuerang and Mr. ZHANG Shengdong were elected as chairman and vice chairman of the Supervisory Committee of the Company, respectively.

Appointment of Senior Management

As approved by the first meeting of the sixth session of the Board of the Company held on May 14, 2014, Mr. YIN Mingde was appointed as the general manager of the Company; Mr. SHI Chengzhong, Mr. ZHANG Baocai, Mr. LIU Chun and Mr. DING Guangmu were appointed as the deputy general manager; Mr. WU Yuxiang was appointed as the chief financial officer; Mr. ZHANG Baocai was appointed as the secretary to the Board and Mr. WANG Fuqi was appointed as the chief engineer.

As approved by the sixth meeting of the sixth session of the Board of the Company held on December 23, 2014, Mr. ZHAO Honggang was appointed as the deputy general manager of the Company

Change in members of the Sixth Session of the Board, Sixth Session of the Spervisory Committee and Senior Management

Due to work allocation, Mr. ZHANG Xinwen, the former vice chairman of the Company, has tendered his resignation to the Board and resigned from the positions of Director and vice chairman of the Company with effect from March 13, 2015.

Save as disclosed above, there was no other appointment or resignation of Directors, supervisors and senior management during the reporting period.

B.	Compensation

One Director, LI Xiyong, and four supervisors, Mr. SHI Xuerang, Mr. ZHANG Shengdong, Mr. GU Shisheng and Ms. ZHEN Ailan receive salaries from our Controlling Shareholder, while the rest of our Directors, supervisors and executive officers who are our employees receive compensation in the form of salaries, housing allowances and other allowances and benefits, including pension contributions. The aggregate amount of cash remuneration paid by us to Directors, supervisors and executive officers for the years 2012, 2013 and 2014 was approximately RMB7.412 million, RMB5.324 million and RMB8.294 million (tax inclusive), respectively. The aggregate amount of remuneration paid by us to resigned Directors, supervisors and executive officers for 2014 was approximately RMB3.308 million (tax inclusive). We did not pay any discretionary bonus during the reporting period of this annual report to our directors, supervisors or executive officers. Details of each of the directors’, supervisors’ and senior management members’ salaries and benefits provided by our Company are as follows:

	For the Year Ended December 31, 2014
	Fees	Salaries, allowance and other benefits in kind	Retirement benefit plan contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Independent Non-Executive Directors
WANG Lijie	75.89	—	—	75.89
JIA Shaohua	75.89	—	—	75.89
WANG Xiaojun	130.1	—	—	130.1
XUE Youzhi	130.1	—	—	130.1

	411.98	—	—	411.98

Directors
LI Xiyong	—	—	—	—
YIN Mingde	—	875.80	172.41	1,048.21
WU Yuxiang	—	517.56	100.76	618.32
ZHANG Baocai	—	2,074.20	102.16	2,176.36
WU Xiangqian	—	859.36	169.12	1,028.48
JIANG Qingquan	—	395.94	76.44	472.38

	—	4,722.86	620.89	5,343.75

Supervisors
SHI Xuerang	—	—	—	—
ZHANG Shengdong	—	—	—	—
GU Shisheng	—	—	—	—
ZHEN Ailan	—	—	—	—
GUO Jun	—	794.15	156.08	950.23
CHEN Zhongyi	—	289.79	55.20	344.99

	—	1,083.94	211.28	1,295.22

Other Members of Management
SHI Chengzhong	—	546.58	106.57	653.15
LIU Chun	—	547.00	106.65	653.65
DING Guangmu	—	373.11	71.87	444.98
WANG Fuqi	—	390.81	75.41	466.22
ZHAO Honggang	—	217.24	40.70	257.94

		2,074.74	401.20	2,475.94

Total	411.98	7,881.54	1,233.37	9,526.89

Details of each of the resigned directors’, supervisors’ and senior management members’ salaries and benefits provided by our Company are as follows:

	For the Year Ended December 31, 2014
	Fees	Salaries, allowance and other benefits in kind	Retirement benefit plan contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Directors
ZHANG Xinwen	—	—	—	—
ZHANG Yingmin	—	226.11	42.47	268.58
DONG Yunqing	—	321.79	61.61	383.40
WANG Xianzheng	54.21	—	—	54.21
CHENG Faguang	54.21	—	—	54.21

	108.42	547.90	104.08	760.40

Supervisors
WEI Huanmin	—	539.30	105.11	644.41
XU Bentai	—	566.06	110.45	676.51

	—	1,105.36	215.56	1,320.92

Other Members of Management
HE Ye	—	—	—	—
LAI Cunliang	—	—	—	—
TIAN Fengze	—	557.67	108.79	666.46
NI Xinghua	—	570.32	111.31	681.63

	—	1,127.99	220.10	1,348.09

Total	108.42	2,781.25	539.74	3,429.41

C.	Board Practices

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

Directors, Supervisors and Management’s Indemnification

Upon approval at the 2013 general meeting that was held on May 14, 2014, we continued to purchase liability insurance for our Directors, supervisors and senior officers with coverage of up to US$15 million.

Audit Committee of the Board of Directors

Upon approval at the first meeting of the sixth session of the Board of Directors held on May 14, 2014, the Company set up our audit committee of the sixth session of the Board of Directors. The audit committee is mainly responsible for ensuring the independence of the Company’s independent auditors to maintain the integrity of audits, ensuring the efficiency of audit procedures, proposing the appointment or replacement of independent auditors; reviewing the accounting policies of the Company, the disclosure of the financial information and the procedures for preparing financial reports; and reviewing the Company’s internal control and risk management systems. The audit committee comprises four independent non-executive Directors, namely Mr. JIA Shaohua, Mr. WANG Lijie, Mr. WANG Xiaojun, Mr. XUE Youzhi, and one employee Director, Mr.JIANG Qingquan. Mr. JIA Shaohua serves as the chairman of the audit committee.

The details of the responsibilities of the audit committee can be found on our Company’s website. We also filed the responsibilities of the audit committee with the SSE, the Hong Kong Stock Exchange and the SEC.

The members of the audit committee of our Board of Directors are:

Name	Age	Position	Ownership of Shares
JIA Shaohua	64	Independent non-executive Director, chairman of the audit committee	—
WANG Lijie	62	Independent non-executive Director	—
WANG Xiaojun	60	Independent non-executive Director	—
XUE Youzhi	50	Independent non-executive Director	—
JIANG Qingquan	51	Employee Director	—

In 2014 and up to March 31, 2015, the audit committee held 4 meetings: on March 18, 2014, August 21, 2014, December 12, 2014 and January 13, 2015.

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

Remuneration Committee

The remuneration committee of the sixth session of the Board of Directors was set up following approval from the Board of Directors at the first meeting of the sixth session of the Board of Directors held on May 14, 2014. The primary duties of our remuneration committee as set out in the committee charter include drafting and establishing a compensation policy for our directors, supervisors, and the senior officers and making recommendations on the compensation for our directors, supervisors and senior officers. Further details on the responsibilities of the remuneration committee can be found on our website. We also filed the responsibilities of the compensation committee with the SSE, the Hong Kong Stock Exchange and the SEC.

The remuneration committee is comprised of three members: two independent non-executive Directors, namely Mr. XUE Youzhi and Mr. WANG Xiaojun, and one employee Director, namely Mr. JIANG Qingquan. Mr. XUE Youzhi was elected to serve as the chairman of the remuneration committee.

The remuneration committee convened one meeting in 2014. The meeting of the remuneration committee was held on March 20, 2014, on which the following resolutions were formed: (1) reviewed and approved the Proposal regarding the Remuneration of the Directors, Supervisors and Senior Management for 2014; and (2) reviewed and approved the Remuneration Standards and Operation Assessment Methods for the Directors, Supervisors and Senior Management.

Nomination Committee

Pursuant to approval granted at the first meeting of the sixth session of the Board of Directors held on May 14, 2014, we established the nomination committee of the sixth session of the Board of Directors. The main duties of the nomination committee include (i) considering and formulating the selection criteria and procedures for directors and managers and making recommendations; (ii) extensively searching for suitable candidates of directors and managers for the Company and making recommendations to the Board of Directors; (iii) reviewing the candidates for directors and managers for recommendation to the Board of Directors regarding proposed appointments and succession of directors and managers for recommendation to the Board of Directors; and (iv) assessing the independence of independent non-executive Directors. Further details on the responsibilities of the nomination committee can be found on our website. We also filed the responsibilities of the nomination committee with the SSE, the Hong Kong Stock Exchange and the SEC.

The nomination committee is comprised of three Directors, namely Mr. LI Xiyong, Mr. WANG Xiaojun and Mr. WANG Lijie. Mr. WANG Xiaojun serves as the chairman of the nomination committee.

In 2014 and up to March 31, 2015, the nomination committee held 3 meetings on March 18. 2014, August 22, 2014, December 18, 2014.

Strategy and Development Committee

Pursuant to approval granted at the first meeting of the sixth session of the Board of Directors held on May 14, 2014, we established the strategy and development committee of the sixth session of the Board. The main duties of the strategy and development committee include: (i) conducting studies and making proposals regarding the long-term development strategy and significant investment decisions of the Company; (ii) conducting studies and making proposals regarding the annual strategic development and operating plans; (iii) supervising the implementation of the Company’s strategic and operating plans; and (iv) conducting studies and making proposals regarding other significant issues impacting the development of the Company. The strategy and development committee consists of five Directors, namely Mr. LI Xiyong, Mr.YIN Mingde and Mr. XUE Youzhi. Mr. LI Xiyong serves as the chairman.

The members of strategy and development committee, Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde and Mr. Xue Youzhi attended a meeting of the strategy and development committee held on December 12, 2014. The resolutions formed in the meeting were as follows:

•	reviewed the operating strategy of the Company for 2015-2025; and

•	reviewed the plan of production and operation and the plan of capital expenditure of the Company for 2015 and agreed to submit it to the Board for approval.

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

Our Supervisory Committee currently consists of six members, namely Mr. SHI Xuerang, Mr. ZHANG Shengdong, Mr. GU Shisheng, Mr. GUO Jun, Mr. CHEN Zhongyi and Ms. ZHEN Ailan.As approved by the first meeting of the sixth session of the Supervisory Committee of the Company on May 14, 2014, Mr. SHI Xuerang and Mr. ZHANG Shengdong were elected as chairman and vice chairman of the Supervisory Committee of the Company, respectively.

Corporate Governance

As of December 31, 2014, the Yankuang Group and its wholly owned subsidiary directly held 2.78 billion Shares, representing 56.52% of our total shares as of the same date. As the Yankuang Group directly holds more than 50% of our voting power, we are a “controlled company” under Section 303A.00 of the NYSE Listed Company Manual. As a result, we are not required to establish a Nomination Committee or Corporate Governance Committee under Sections 303A.04 and 303A.05 of the NYSE listing rules. Although we have established a Nomination Committee, we have not established a Corporate Governance Committee. For details related to our corporate governance, please refer to “Item 16G — Corporate Governance”.

Arrangement to Purchase Equity or Debt Securities and Other Arrangements

At no time during the year ended December 31, 2014 were we, our Controlling Shareholder or any of the Yankuang Group’s subsidiaries a party to any arrangement that enabled our Directors or supervisors to acquire benefits through the acquisition of any securities, including our equity or debt securities, with the exception of the A Shares issued to certain of our Directors, supervisors and senior management.

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

D.	Employees

General

The table below sets forth the number of our employees by function as of the dates indicated:

	As of December 31,
	2012	2013	2014
Coal production employees	42,991	45,262	42,396
Engineers and technicians	4,665	4,911	4,494
Management and administrative personnel	5,676	5,976	5,360
Support staff	16,049	16,897	15,943

Total	69,381	73,046	68,193

The table below sets forth a breakdown of our employees by location as of December 31, 2014:

Location	Employees	% of Total
PRC
Shandong	62,638	91.85%
Shanxi	873	1.28%
Shaanxi	1,201	1.76%
Inner Mongolia	1,446	2.13%
Australia	2,027	2.97%
Canada	8	0.01%

Total	68,193	100%

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

According to the Provision of Insurance Fund Administrative Services Agreement and the annual caps from 2012 to 2014, the Yankuang Group will provide free management services for the contributions that we make to an endowment insurance fund, basic medical insurance fund, supplementary medical insurance fund, unemployment insurance fund and maternity insurance fund for our employees. We paid an aggregate of approximately RMB1,187.8 million to the above listed insurance funds in 2014.

Each of our domestic employees, including our directors, supervisors, executive officers and senior management currently pays a percentage of his or her salary as an additional pension contribution. Upon retirement, our domestic employees are entitled to pension payments under the pension plan. In 2012 and 2013, we paid pension contributions for our directors, supervisors, executive officers and senior management of approximately RMB1,241,000 and RMB1,020,000, respectively. In 2014, we paid pension contributions for current directors, supervisors and senior management for approximately RMB1,233,000 and resigned directors, supervisors and senior management of approximately RMB540,000.

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

Housing plan

Under the Labor and Service Supply Agreement, the Yankuang Group is partly responsible for providing housing accommodations to our domestic employees. We and the Yankuang Group share the incidental expenses relating to the provision of housing accommodation on a pro rata basis based upon our respective number of employees and other negotiations. Such expenses amounted to approximately RMB137.2 million, RMB80.0 million and RMB137.2 million for 2012, 2013 and 2014, respectively.

Since 2002, we have paid each of our domestic employees a housing allowance, which is calculated based on a fixed percentage of each domestic employee’s wage, to assist domestic employees in their purchase of residential housing. In 2012, 2013 and 2014, we paid an aggregate of approximately RMB522.0 million, RMB619.0 million and RMB423.3 million, respectively, for our domestic employees’ housing allowances.

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

As of December 31, 2014, the Yankuang Group and its wholly owned subsidiary owned 2.78 billion shares of the Company, representing 56.52% of our share capital. As a majority shareholder, the Yankuang Group is able to make most of the decisions reserved for shareholders.

The following table sets forth certain information regarding ownership of our capital stock as of December 31, 2014 by all persons who are known by us to own beneficially more than 5% of our capital stock.

Shareholder	Shares Owned	Percentage (%)
Yankuang Group(1)(2)	2,600,000,000	52.86
HKSCC Nominee Limited(3)(4)	1,949,403,499	39.63

(1)	Ordinary Shares in the form of legal person shares.
(2)	Yankuang Group is 100% held by SASAC of the Shandong Provincial Government.
(3)	Ordinary Shares in the form of H Shares.
(4)	As the nominee of the clearing and settlement agent for our H Shares, HKSCC Nominee Limited is the record holder of our H Shares.

The following table sets forth the substantial shareholders’ interests and short positions in our shares as of December 31, 2014.

Name of substantial shareholders	Class of shares	Capacity	Number of shares held (shares)	Nature of interest	Percentage in the H Share capital of the Company	Percentage in total share capital of the Company
Yankuang Group(1)	H share	Interest of controlled corporations	180,000,000	Long positions	9.19%	3.66%
BlackRock, Inc.	H share	Interest of controlled corporations	121,441,511	Long positions	6.20%	2.47%
			36,188,000	Short positions	1.85%	0.74%
Templeton Asset Management Ltd.	H share	Investment manager	255,382,101	Long positions	13.04%	5.19%
JP Morgan Chase & Co.	H share	Beneficial owner	45,555,897	Long positions	2.33%	0.93%
			24,250,037	Short positions	1.23%	0.49%
		Investment manager	2,000	Long positions	0.00%	0.00%
		Custodian corporation/approved lending agent	70,404,747	Long positions	3.59%	1.43%
BNP Paribas Investment Partners SA	H share	Investment manager	117,641,207	Long positions	6.00%	2.39%

(1)	Yankuang Group’s wholly-owned subsidiary incorporated in Hong Kong holds such H shares in the capacity of beneficial owner.
(2)	The percentage figures above have been rounded off to the nearest second decimal place.
(3)	Information disclosed hereby is based on the information available on the website of Hong Kong Stock Exchange at www.hkex.com.hk.

Except as described in the table above, we are not aware of any holder of more than 5% of any class of our shares. Our major shareholders do not have voting rights different from those of other shareholders. All of our ordinary shareholders enjoy equal voting rights for each share that they hold.

To our knowledge, other than the Yankuang Group, which directly and indirectly owned 56.52% of our shares as of December 31, 2014, we are not owned or controlled, directly or indirectly, by any other corporation, government, or other natural or legal person or persons, jointly or severally. We are not aware of any arrangement which may at a subsequent date result in a change of control over us.

B.	Related Party Transactions

Our connected transactions (as defined under the Hong Kong Listing Rules) were mainly made with the Controlling Shareholder (including its subsidiaries) for the provision of materials and services, giving rise to the continuing connected transactions (as defined under the Hong Kong Listing Rules) described below, and asset purchase transactions.

Continuing Connected Transactions

Upon our restructuring for listing, the Controlling Shareholder, the Yankuang Group, injected its major assets and business relating to coal production and operations into the Company, while the Yankuang Group continues to provide products, materials, services and logistics support services to the Company through its remaining businesses and utilizing its remaining assets. In addition, Yankuang Group Finance Company Limited (“Yankuang Finance”), a joint venture established by the Yankuang Group, China Credit Trust Co., Ltd. and the Company, started to provide financial services after its commencement of operation in November 2010. As both the Yankuang Group and the Company are located in Zoucheng City of Shandong Province, we are able to obtain a steady supply of materials, ancillary support services, financial and other services from the Yankuang Group, which may minimize the operational risks, financing costs and financing risks and in turn have a positive impact on our results of operations. In addition, the Yankuang Group purchases products and materials from us at market price, which may secure part of our sales market. Therefore, the continuing connected transactions are necessary and will continue.

At the 2011 annual general meeting held on June 22, 2012, five continuing connected transaction agreements, namely, the “Provision of Material Agreement”, “Provision of Labor and Services Agreement”, “Provision of Insurance Fund Administrative Services Agreement”, “Provision of Products, Materials and Equipment Lease Agreement” and “Provision of Electricity and Heat Agreement”, together with the annual caps for such transactions for the years of 2012 to 2014 had been approved. At the 2013 annual general meeting held on May 14, 2014, the Company approved the amendments to the annual cap for the transactions under “Provision of Products, Materials and Equipment Leasing Agreement” for 2014. The main ways to determine transaction price include state price, market price and reasonable pricing. State price has priority when available; Market price is applied when the state price is not available; Reasonable pricing (reasonable cost plus reasonable profits) is applied when neither state price nor market price is available. The charge for supplies can be settled in one lump sum or by instalments. The continuing connected transactions made in a calendar month shall be settled in the following month, except for incomplete transactions or where the transaction amounts are in dispute.

At the twentieth meeting of the fifth session of the Board held on March 21, 2014, the Company considered and approved the “Financial Services Agreement” and “Provision of Specific Labor and Services Agreement”. The parties of “Financial Services Agreement” agreed on the terms of the continuing connected transactions including the deposits, borrowings, settlement and the annual cap for the transaction for 2014. The rates for the fees to be charged by Yankuang Finance for the financial services to be provided to the Group shall be no more than those charged by the major commercial banks in the PRC for the provision of comparable financial services to the Group. Risk control measures were formulated to ensure the safety of the funds by regulations. Pursuant to the “Provision of Specific Labor and Services Agreement”, the Group has agreed to provide professional services including coal washing and processing services and operation of coal mines services to Yankuang Group and the annual cap for the transactions for 2014. The fees to be charged by the Group for such services to be provided to the Yankuang Group shall be subject to the market price or state prescribed pricing.

The continuing connected transactions between our Company and the Controlling Shareholder for 2013 and 2014 included the following:

Continuing Connected Transaction of Supply of Products and Services under the Materials Supply Agreement, Supply of Labor and Services Agreement, Coal Products and Materials Supply Agreement and Electricity and Heat Energy Supply Agreement

The following table sets forth the amounts of goods and services sold and purchased between our Company and Yankuang Group pursuant to the Materials Supply Agreement, the Supply of Labor and Services Agreement, the Coal Products and Materials Supply Agreement and the Electricity and Heat Energy Supply Agreement for 2013 and 2014.

	For the Year Ended December 31,
	2013		2014
	Amount (RMB’000)	% of operating income	Amount (RMB’000)	% of operating income
Sales of goods and rendering of services by the Group to the Controlling Shareholder	3,406,644	5.80	3,044,394	4.76
Sales of goods and rendering of services by the Controlling Shareholder to the Group	2,502,843	4.26	2,997,963	4.69

Note: The listed figures are under CASs.

The table below shows the effect on profits from sales of coal by the Group to the Controlling Shareholder in 2014:

	Sales income (RMB’000)	Operation cost (RMB’000)	Gross profit (RMB’000)
Coal sold to the Controlling Shareholder	2,287,541	1,819,203	468,338

Note: The listed figures are under CASs.

Continuing Connected Transaction of Insurance Fund

Pursuant to the Provision of Insurance Fund Administrative Services Agreement, the Controlling Shareholder shall provide free management and handling services for the Group’s endowment insurance fund, basic medical insurance fund, supplementary medical insurance fund, unemployment insurance fund and maternity insurance fund (the “Insurance Fund”). The actual amount of the Insurance Fund paid by the Group for the year ended December 31, 2014 was RMB1,187.8 million.

Continuing Connected Transaction under the Financial Services Agreement

Pursuant to the “Financial Services Agreement”, as of December 31, 2014, the balance of deposit and loan of the Group in Yankuang Finance was RMB927.3 million and RMB337.7 million, respectively. In 2014, the Group paid financial service charge of RMB100,000 to Yankuang Finance.

Details of the annual transaction cap for 2014 and the actual transaction amounts in 2014 for the above continuing connected transactions are shown in the following table.

Type of connected transaction	Agreement	Annual transaction cap for the year 2014 (RMB’000)	Value of transaction for the year 2014 (RMB’000)
Material and facilities provided by Yankuang Group	Provision of Materials Supply Agreement	1,312,750	1,286,869
Labor and services provided by Yankuang Group	Provision of Labor and Services Agreement	2,659,943	1,711,095
Pension fund management and payment services provided by Yankuang Group (free of charge) for the Group’s staff	Provision of Insurance Fund Administrative Services Agreement	1,907,200	1,187,804
Sale of products, material and equipment lease provided to Yankuang Group	Provision of Products Material and Equipment Leasing Agreement	5,315,900	2,925,894
Power and heat provided to Yankuang Group	Provision of Electricity and Heat Agreement	268,800	114,163
Professional services including coal washing and processing services and operation of coal mines services provided to Yankuang Group	Provision of Specific Labor and Services Agreement	102,800	4,337
Financial services provided by Yankuang Group	Provision for Financial Services Agreement
– deposit balance		930,000	927,255
– comprehensive credit facility services		1,000,000	337,715
– settlement services fees		7,450	100

The table below sets forth the continuing connected transactions that we conducted with Yankuang Group or its subsidiaries during the periods indicated:

	Year Ended December 31,
	2012	2013	2014
	(RMB’000)
Sales Income
Sales of coal	3,162,122	2,839,839	2,287,541
Sales of auxiliary materials	425,957	328,732	510,432
Sales of heat and electricity	167,295	111,675	114,163
Sales of methanol	47,909	126,398	127,921
Services of coal mines operation	—	—	4,337

Total	3,803,283	3,406,644	3,044,394
Expenditure
Utilities and facilities	35,906	19,406	29,777
Purchases of supply materials and equipment	1,552,758	1,196,372	1,286,869
Repair and maintenance services	327,600	266,849	238,110
Social welfare and support services	802,540	483,783	822,793
Road transportation services	67,654	14,119	19,567
Construction services	689,787	522,314	600,847

Total	3,476,245	2,502,843	2,997,963

Opinions of the Independent Non-executive Directors

The Company’s independent non-executive Directors have reviewed our continuing connected transactions with the Controlling Shareholder for the year 2014 and confirm that all such connected transactions have been: (i) entered into by us in our ordinary and usual course of business; (ii) conducted either on normal commercial terms, or where there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favorable to independent third parties; and (iii) entered into in accordance with the relevant governing agreement on terms that are fair and reasonable and in the interests of the Shareholders as a whole. The independent directors also confirmed that transaction amount of each of the above continuing connected transactions did not exceed their respective annual caps for 2014 as approved by independent shareholders and the board of directors.

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

Amendments to Continuing Connected Transactions Agreements

At the second extraordinary general meeting of the Company held on December 12, 2014, five continuing connected transaction agreements, namely, the “Provision of Material Supply Agreement”, “Mutual Provision of Labor and Services Agreement”, “Provision of Insurance Fund Administrative Services Agreement”, “Provision of Products, Materials and Equipment Leasing Agreement” and “Provision of Electricity and Heat Agreement”, together with the annual caps for such transactions for the years of 2015 to 2017 had been approved. The main ways to determine transaction price include state price, market price and actual cost pricing. State price has priority when available; Market price is applied when the state price is not available; actual cost pricing is applied when neither state price nor market price is available. The charge for transaction can be settled in one lump sum or by instalments. The continuing connected transactions made in a calendar month shall be settled in the following month, except for incomplete transactions or where the transaction amounts are in dispute.

At the seventh meeting of the sixth session of the Board held on March 27, 2015, the Company considered and approved that: (i) the Company and Yankuang Group Finance Co., Ltd. entered into “Financial Services Agreement” and determined the annual cap for such transaction for the period from April 1, 2015 to March 31, 2016, applying state-prescribed price as the main pricing way. (ii). the Company and Shandong Yankuang Security Service Co., Ltd. signed “Coal Train Escort Services Agreement”, determining the annual cap for such transaction for the period from February 1, 2015 to March 31, 2016 and applying reasonable cost plus reasonable profits as the main ways to determine transaction price.

Debt and Debt Obligations Between the Controlling Shareholder and Our Company

The table below sets forth our balances due from/to the Controlling Shareholder.

	Receivable from related parties			Payable to related parties
Related Parties	Balance at the beginning	Amount occurred	Closing balance	Balance at the beginning	Amount occurred	Closing balance
	(RMB ‘000)
Yankuang Group	556,159	9,317,572	1,457,183	1,111,496	4,743,412	1,565,289

Amounts due to the Controlling Shareholder and Its Subsidiaries

For the details of the amounts due to the Controlling Shareholder and its subsidiaries, please refer to “Item 5 — Operating and Financial Review and Prospects — F. Contractual Obligations — Amounts due to the Controlling Shareholder and Its Subsidiaries.” As of December 31, 2014, the Controlling Shareholder or its subsidiaries had not used our funds for nonoperational matters.

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

Material transactions with other state-owned entities are as follows:

	Year Ended December 31,
	2012	2013	2014
	(RMB’000)
Trade sales	10,503,203	5,986,611	4,518,295
Trade purchases	4,500,994	5,078,834	1,357,757

Material balances with other state-owned entities are as follows:

	As of December 31,
	2013	2014
	(RMB’000)
Amounts due from other state-owned entities	804,906	440,387
Amounts due to other state-owned entities	328,474	201,797

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

Interest of Management in Certain Transactions

None of the Directors or supervisors or executive officers had, either directly or indirectly, any material interest in any significant material contract to which we were a party during the year ended December 31, 2014.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

You should read “Item 18. Financial Statements” for information regarding our audited consolidated financial statements and other financial information.

Significant Legal Proceedings and Arbitration

The Dispute Arbitration in relation to the Performance of the Contract Execution between Shanxi Nenghua and Shanxi Jinhui Coke Chemical Co., Ltd.

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

In October 2013, Shanxi Nenghua submitted an application for property preservation to the People’s Court of Xinghualing District, Taiyuan City, Shanxi Province, according to which, 39% of equity interest of Shanxi Jinhui Longtai Coal Co., Ltd. held by Shanxi Jinhui has been frozen and blocked. As of the date of this annual report, the case has not yet been decided.

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

It was the first instance judgment of the Shandong Provincial Higher People’s Court that Zhongxin Daxie’s claim was rejected and the litigation fee of RMB0.9 million shall be borne by Zhongxin Daxie. On June 30, 2014, we received the Notice of Appearance on Appeal from the Supreme People’s Court of the People’s Republic of China (the “Supreme People’s Court”), the Supreme People’s Court has decided to accept Zhongxin Daxie’s appeal of judgment of the first instance judgment of the litigation.

As of the date of this annual report, the case has not yet been decided.Based on the information we currently have, we cannot estimate the outcome of this and no contingent liability has been provided for in our consolidated financial statements.

Investigation on the incident at Austar Coal Mine

On April 15, 2014, an underground incident occurred at Austar Coal Mine and two employees died. The investigation by the Mine Safety Office of the DTIRIS to determine the cause of the incident is ongoing. As of the date of this annual report, the cause of the incident has not been determined and we are working with DTIRIS investigators to that end.

We were not involved in any other significant litigation or arbitration during the reporting period other than as disclosed above or elsewhere in this annual report.

Dividend Policy

Pursuant to approval granted at the 2013 annual general meeting held on May 14, 2014, the Company amended the terms of the Articles of Association relating to profit distribution.

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

The calculation of profit after tax of our Company for an accounting year was based on the financial statements prepared in accordance with the CASs, IFRS or overseas accounting standard under which the shares were traded. We will choose the lowest profit after tax under the above accounting policies when paying the dividend. The dividends shall be paid in the form of cash, shares or a combination of cash and shares. In the event that conditions for distribution of cash dividend are met, cash dividend shall be distributed prior to share dividend. Final dividends shall be paid once a year. The shareholders shall by way of an ordinary resolution authorize the Board to declare and pay final dividends. We may distribute interim cash dividends upon obtaining approval from the board of directors and the shareholders at general meeting. There should at least be a six-month accounting period interval when we distribute cash dividends. On the premise of securing our Company’s sustainable development and provided that the Company has recorded a profit in a particular year and that its accumulated undistributed profit is positive, our cash dividends shall account for approximately 35% of our Company’s net profit after statutory reserve for that particular year, unless we have scheduled significant investments or significant cash requirements. On the premises that our operations are in good condition and that the Board considers the distribution of share dividends is beneficial to the overall interest of all shareholders of our Company due to a mismatch between our Company’s stock price and its scale of share capital and in other necessary circumstances, we may distribute dividends in the form of shares.

The Company’s dividend distribution plan was approved at the 2013 annual general meeting on May 14, 2014 to distribute cash dividends of RMB0.02per share (tax inclusive) for 2013. As of the date of this annual report, the 2013 dividends have been distributed to the Shareholders.

B.	Significant Changes

We have not experienced any significant changes since the date of the consolidated financial statements in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The following tables set forth a summary of the issuance of our Shares:

	H Shares			A Shares
	Initial offering	Second offering	Third offering	Initial offering	Second offering
Time of issuance	March 1998	May 2001	July 2004	June 1998	January 2001
Issue amount	850,000,000	170,000,000	204,000,000	80,000,000	100,000,000

As of December 31, 2014, our share capital structure was as follows:

Type	Number of shares	Percentage to total shares
Listed shares with restricted trading condition	20,000	0.0004%
A Shares held by our Directors, supervisors and executive officers	20,000	0.0004%
Listed shares without trading moratorium	4,918,380,000	99.9996%
A Shares	2,959,980,000	60.1818%
H Shares	1,958,400,000	39.8178%

Total	4,918,400,000	100.0000%

As of December 31, 2014, we had 20,000 listed Shares that were subject to trading restrictions, all of which are held by our Directors, supervisors and executive officers.

Capitalization of Capital Reserve and Our Capital Structure:

Our total Shares and shareholding structure remained the same in 2014.

The table below sets forth certain market information relating to the H Shares, ADSs and A Shares for the periods indicated:

	Price per H Share (HK$)		Price per ADS (US$)		Price per A Share (RMB)
	High	Low	High	Low	High	Low
Annual highs and lows
2009	17.34	4.00	22.32	5.11	26.15	8.40
2010	25.25	14.00	32.26	18.29	33.65	14.88
2011	32.95	13.72	41.89	17.49	39.50	20.38
2012	20.15	9.92	25.81	12.64	26.54	15.08
2013	14.48	5.13	18.57	6.68	20.18	5.91
2014	7.29	4.91	9.31	6.32	14.00	5.91
Quarterly highs and lows
2012
First quarter	20.15	15.72	25.81	20.56	26.54	20.61
Second quarter	17.48	11.60	22.32	14.68	25.66	18.38
Third quarter	13.78	9.92	17.57	12.64	19.76	16.91
Fourth quarter	13.16	11.00	17.11	14.16	19.30	15.08
2013
First quarter	14.48	10.32	18.57	9.23	20.18	14.47
Second quarter	10.56	5.46	13.77	7.05	17.25	9.01
Third quarter	8.37	5.13	10.74	6.68	11.59	8.76
Fourth quarter	8.74	7.04	11.26	9.08	11.56	8.66
2014
First quarter	7.12	4.91	8.60	6.32	8.88	5.91
Second quarter	6.68	5.66	8.36	7.26	8.03	5.93
Third quarter	7.08	5.70	9.13	7.31	9.14	6.58
Fourth quarter	7.29	6.03	9.31	7.75	14.00	8.05
Monthly highs and lows
2014
October	6.61	6.03	8.42	7.75	9.40	8.05
November	7.29	6.18	9.31	7.96	10.63	8.70
December	7.27	6.25	9.27	7.97	14.00	10.15
2015
January	7.07	6.18	9.04	7.88	15.45	13.02
February	6.46	6.12	8.24	7.83	13.75	12.38
March	6.63	6.08	8.36	7.76	15.62	12.32
April (through April 10, 2015)	9.10	6.65	12.23	8.55	16.75	15.59

As of December 31, 2014, a total of 1,958.4 million H Shares were outstanding, of which approximately 69,521,810 H Shares or 3.5% of the outstanding H Shares, were held in the form of 6,952,181 ADSs. The outstanding ADSs were held collectively by 97 holders of record as of December 31, 2014.

Repurchase, Sale or Redemption of H shares

The shareholders at the 2014 first A shareholders’ meeting and the 2014 first H shareholders’ meeting, and the 2013 Annual General Meeting, each of which was held on May 15, 2013, resolved and granted the Board of Directors a general mandate to (i) repurchase H Shares up to 10% of the outstanding H Shares as of the date of the resolutions’ passage; and (ii) issue additional H shares up to 20% of the outstanding H Shares as of the date of the resolutions’ passage. During the mandate period, the Board of Directors may exercise the mandate based on our interests and market conditions, subject to the approvals of the relevant regulatory authorities and in compliance with laws, regulations and the Articles of Association. As of the date of this annual report, the general mandate to repurchase H Shares or issue additional H Shares has not been exercised.

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

A copy of the English translation of our Articles of Association was filed with the Commission as an exhibit to our registration statement on Form F-1 under the Securities Act in connection with the global offering of our H Shares and related American Depositary Shares in 1997. The following table sets forth the dates our Articles of Association were amended or filed with the Commission, or both:

Date of Amendment to the Articles of Association	Filing
April 22, 2002	Appendix to 2001 20-F
June 25, 2004	Appendix to 2003 20-F
July 8, 2004	Appendix to 2004 20-F
June 28, 2005 August 22, 2005	Appendix to 2005 20-F
June 28, 2006 November 10, 2006	Appendix to 2006 20-F
June 15, 2007	Appendix to 2007 20-F
January 30, 2008 December 23, 2008	Appendix to 2008 20-F
June 26, 2009 June 25, 2010 February 18, 2011 May 20, 2011	Appendix to 2010 20-F
April 23, 2012	Appendix to 2012 20-F/A
May 15, 2013	Appendix to 2013 20-F
May 14, 2014	Appendix to 2014 20-F

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

Description of the Shares and Shareholder Rights

As of December 31, 2014, our share capital structure consists of 4,918,400,000 ordinary shares, comprising

(1)	2,960,000,000 domestic shares, which represent 60.18% of our share capital, of which:

a.	2,600,000,000 shares, which represent 52.86% of our share capital, were directly held by the promoter, Yankuang Group Corporation Limited, and

b.	360,000,000 shares, which represent 7.32% of our share capital, were held by other shareholders; and

(2)	1,958,400,000 foreign H shares, which represent 39.82% of our share capital, were held by the H Shares shareholders, among which:

a.	180,000,000 shares, which represent 3.66% of our share capital, were indirectly held by the promoter, Yankuang Group Corporation Limited through its wholly-owned subsidiary in Hong Kong, and

b.	1,778,400,000 shares, which represent 36.16% of our share capital, were held by other shareholders.

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

When we convene a shareholders’ general meeting, the Board of Directors, the supervisory committee and shareholder(s) individually and jointly holding more than 3% of our shares have the right to propose resolutions to the Company. Shareholder(s) individually and jointly holding more than 3% of our shares may propose special resolutions in writing to the convenor 10 days before the shareholders’ general meeting is convened. The convenor shall issue a supplementary notice of the general meeting within two days after receiving the resolutions to announce the contents of the resolutions. Apart from the above, no amendment to the resolutions as set out in the notice of general meeting or proposal of new resolutions shall be made after the convenor has issued the notice of general meeting. The resolutions not set out in the notice of general meeting or that fail to comply with the Articles of Association shall be not voted and resolved in the shareholders’ general meeting.

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

Recent Amendments to the Articles of Association

During the reporting period of this annual report, we made a number of amendments to our Articles of Association. As approved at the 2013 annual general meeting held on May 14, 2014, according to the regulatory requirements and based on current circumstances, our Company amended its Articles of Association. We also made corresponding amendments to related provisions in the Rules of Procedures for Shareholder’s General Meeting, the Rules of Procedures for the Board and the Rules of Procedures for Supervisory Committee based on the amendments to the Articles.

C.	Material Contracts

See “Item 7B. Related Party Transactions — Continuing Connected Transactions — Continuing Connected Transaction under the Financial Services Agreement.”

At the second extraordinary general meeting of our Company held on December 12, 2014, five continuing connected transaction agreements between the Company and Yankuang Group, namely, the “Provision of Material Supply Agreement”, “Mutual Provision of Labor and Services Agreement”, “Provision of Insurance Fund Administrative Services Agreement”, “Provision of Products, Materials and Equipment Leasing Agreement” and “Provision of Electricity and Heat Agreement”, together with the annual caps for such transactions for the years of 2015 to 2017 had been approved. See “Item 7B. Related Party Transactions — Continuing Connected Transactions — Amendments to Continuing Connected Transactions Agreements.”

At the seventh meeting of the sixth session of the Board held on 27 March 2015, our Company considered and approved that: (i) the Company and Yankuang Finance entered into “Financial Services Agreement” and determined the annual cap for such transaction for the period from April 1, 2015 to March 31, 2016; (ii). the Company and Shandong Yankuang Security Service Co., Ltd. entered into “Coal Train Escort Services Agreement”, determining the annual cap for such transaction for the period from February 1, 2015 to March 31, 2016. See “Item 7B. Related Party Transactions — Continuing Connected Transactions — Continuing Connected Transaction under the Financial Services Agreement.”

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

With respect to individual holders of H Shares, the Provisions for Implementing the Individual Income Tax Law of China, as amended, provides that the levy of individual income tax on the gains realized on the sale of shares will be regulated and separate rules will be drafted by the financial division of the State Council and subject to the approval from the State Council. However, to date, no such implementing measures have been promulgated by the MOF, and no individual income tax on gains realized on sales of shares has been levied. On June 20, 1994, February 9, 1996 and March 30, 1998, the MOF and the SAT issued notices providing that gains realized by individuals were temporarily exempt from individual income tax. If such exemption becomes inapplicable or is not renewed, a non-PRC enterprise shareholder might be subject to a 20% tax on capital gains under the Individual Income Tax Law of the PRC and its amendments.

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

You are a “U.S. holder” if you are a beneficial owner of H Shares or ADSs and for U.S. federal income tax purposes are:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation, created or organized under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to United States federal income tax without regard to its source; or

•	a trust:

•	subject to the primary supervision of a United States court and one or more U.S. persons, (within the meaning of the Code) have the authority to control all substantial decision of the trust; or

•	that has elected to be treated as a United States person under applicable U.S. Treasury regulations.

If a partnership (including any entity treated as a partnership for U.S. federal tax purposes) holds the H Shares or ADSs, the tax treatment of the partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If an investor is a partner in a partnership that holds H Shares or ADSs, such investor should consult its tax advisor.

In general, if you hold ADSs, you will be treated as the owner of the H Shares represented by the ADSs. Exchanges of H shares for ADSs, and ADSs for H shares, generally, will not be subject to United States federal income tax.

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

If we make a distribution paid in HK dollars, you will be considered to receive the U.S. dollar value of the distribution determined at the spot HK dollar/U.S. dollar exchange rate on the date such distribution is received actually or constructively by you, regardless of whether you convert the distribution into U.S. dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in your income to the date you convert the distribution into U.S. dollars will be treated as U.S. source ordinary income or loss. If dividends received in HK dollars are converted into U.S. dollars on the day they are received, the U.S. holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.

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

You may not be able to claim a foreign tax credit (and instead may qualify to claim a deduction) for non-U.S. taxes imposed on dividends paid on the H Shares or ADSs if you (i) have held the H Shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, or (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale). The rules relating to the U.S. foreign tax credit are complex, and U.S. holders may be subject to various limitations on the amount of foreign tax credits that are available. In addition, if the dividends are qualified dividends (as discussed above), the amount of the dividend taken into account for purposes of calculating a U.S. holder’s foreign tax credit limitation will generally be limited to the gross amount of the taxable dividend multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. U.S. holders should consult their own tax advisors regarding the effect of these rules in their particular circumstance.

Sale, Exchange or Other Disposition

Subject to the discussions below under “ — Passive Foreign Investment Company,” upon a sale, exchange or other disposition of the H Shares or ADSs, you will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and your tax basis, determined in U.S. dollars, in such H Shares or ADSs. Generally, gain or loss recognized upon the sale or other disposition of H Shares or ADSs will be capital gain or loss, will be long-term capital gain or loss if the U.S. holder’s holding period for such H Shares of ADSs exceeds one year and will be income or loss from sources within the United States for foreign tax credit purposes. For non-corporate U.S. holders, the U.S. income tax rate applicable to net long-term capital gains currently will not exceed 20%. The deductibility of capital losses is subject to significant limitations.

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

Based on the current and anticipated composition of our assets and income and current expectations regarding the price of the H Shares and ADSs, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2014 taxable year and we do not intend to become or anticipate becoming a PFIC for any future taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard for the current or any future taxable years. Changes in the nature of our income or assets or a decrease in the trading price of the H Shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year. If we were a PFIC in any year during a U.S. holder’s holding period for the H Shares or ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. holder owned the shares.

If we were a PFIC in any taxable year that you held the H Shares or ADSs, you generally would be subject to special rules with respect to “excess distributions” made by us on the H Shares or ADSs and with respect to gain from your disposition of the H Shares or ADSs. An “excess distribution” generally is defined as the excess of the distributions you receive with respect to the H Shares or ADSs in any taxable year over 125% of the average annual distributions you have received from us during the shorter of the three preceding years, or your holding period for the H Shares or ADSs. Generally, you would be required to allocate any excess distribution or gain from the disposition of the H Shares or ADSs ratably over your holding period for the H Shares or ADSs. The portion of the excess distribution or gain allocated to a prior taxable year, other than a year prior to the first year in which we became a PFIC, would be taxed at the highest U.S. federal income tax rate in effect for such taxable year, and you would be subject to an interest charge on the resulting tax liability, determined as if the tax liability had been due with respect to such particular taxable years. The portion of the excess distribution or gain that is not allocated to prior taxable years, together with the portion allocated to the years prior to the first year in which we became a PFIC, would be included in your gross income for the taxable year of the excess distribution or disposition and taxed as ordinary income.

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

A U.S. holder’s adjusted tax basis in the H Shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the H Shares or ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances. However, the stock of any of our subsidiaries that were PFICs would not be eligible for the mark-to-market election.

Alternatively, a timely election to treat us as a qualified electing fund would avoid the foregoing rules with respect to excess distributions and dispositions. You should be aware, however, that if we become a PFIC, we do not intend to satisfy the record keeping requirements that would permit you to make a qualified electing fund election.

If we were regarded as a PFIC, a U.S. holder of H Shares or ADSs generally would be required to file an information return on IRS Form 8621 for any year in which the holder received a direct or indirect distribution with respect to the H Shares or ADSs, recognized gain on a direct or indirect disposition of the H Shares or ADSs, or made an election with respect to the H Shares or ADSs, reporting distributions received and gains realized with respect to the H Shares or ADSs. In addition, if we were regarded as a PFIC, a U.S. holder would be required to file an annual information return (also on IRS Form 8621) relating to the holder’s ownership of the shares or ADSs. This requirement would be in addition to other reporting requirements applicable to ownership in a PFIC.

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

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to dividends in respect of the H Shares or ADSs or the proceeds of the sale, exchange, or redemption of the H Shares or ADSs paid within the United States, and in some cases, outside of the United States, other than to various exempt recipients, including corporations. In addition, you may, under some circumstances, be subject to “backup withholding” with respect to dividends paid on the H Shares or ADSs or the proceeds of any sale, exchange or transfer of the H Shares or ADSs, unless you:

•	are a corporation or fall within various other exempt categories, and, when required, demonstrate this fact;

•	provide a correct taxpayer identification number on a properly completed IRS Form W-9 or a substitute form, certifying that you are exempt from backup withholding and otherwise comply with applicable requirements of the backup withholding rules; or

•	provide a properly completed IRS Form W-8, certifying your status as a non U.S. holder.

Any amount withheld under the backup withholding rules generally will be creditable against your U.S. federal income tax liability provided that you furnish the required information to the IRS in a timely manner. Investors should consult their own tax advisors as to their qualifications for an exemption from backup withholding and the procedures for obtaining this exemption.

Certain U.S. holders must report information relating to stock of a non-U.S. person owned by the U.S. holder, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution). U.S. holders are urged to consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the H Shares or ADSs.

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

I.	Subsidiaries

As of December 31, 2014, we owned the following significant subsidiaries:

Name of subsidiary	Country of incorporation/ registration	Issued and fully paid capital/ registered capital	Proportion of registered capital/issued share capital held by us		Proportion of voting power held	Principal activities
			Directly	Indirectly
Moolarben Coal Mines Pty Limited	Australia	A$1	—	100%	100%	Coal business development
White Mining (NSW) Pty Limited	Australia	A$10	—	100%	100%	Coal mining and sales
Yancoal Australia Limited	Australia	A$656,700,717	78%	—	78%	Investment holding
Yanzhou Coal Ordos Neng Hua Company Limited	PRC	RMB8,100,000,000	100%	—	100%	Coal resources exploration in Inner Mongolia and construction of 600,000 tonne methanol project
Yancoal Resources Limited	Australia	A$446,409,065	—	100%	100%	Coal mining, sales and exploration
Austar Coal Mine Pty Limited	Australia	A$64,000,000	—	100%	100%	Coal mining and sales
Yanmei Heze Neng Hua Company Limited	PRC	RMB3,000,000,000	98.33%	—	98.33%	Coal mining and sales
Inner Mongolia Haosheng Coal Mining Co., Ltd	PRC	RMB800,000,000	74.82%	—	74.82%	Coal wholesale management and others
Gloucester Coal Ltd	Australia	A$719,750,808	—	100%	100%	Coal resource exploration development
Stratford Coal Marketing Pty Ltd	Australia	A$10	—	100%	100%	Coal sales
Stratford Coal Pty Ltd	Australia	A$10	—	100%	100%	Coal mining
Duralie Coal Pty Ltd	Australia	A$665	—	100%	100%	Coal mining
Donaldson Coal Pty Ltd	Australia	A$6,688,782	—	100%	100%	Coal mining and sales
Shandong Yanmei Shipping Co., Ltd.	PRC	RMB5,500,000	92%	—	92%	Transportation via rivers and lakes and the sales of coal and construction materials
Yancoal Australia Sales Pty Ltd	Australia	A$100	—	100%	100%	Coal sales
Achton Coal Mines Limited	Australia	A$5	—	100%	100%	Coal sales
Wesfarmers Premier Coal Limited	Australia	A$8,779,250	—	100%	100%	Coal mining and sales

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

Commodity Price Risk

Price fluctuations may directly affect our operating and financial performance. We have historically experienced substantial price fluctuations and believe these fluctuations will continue. We primarily face risk relating to coal price fluctuations, and to a lesser extent methanol price fluctuations. For the years ended December 31, 2012, 2013 and 2014, the average selling price of our coal products in the PRC was RMB604.3, RMB523.5 and RMB475.6 per tonne, respectively. The periodic fluctuation in coal prices was caused by factors such as general economic conditions, supply and demand and the level of global inventories. The average selling price of our coal and methanol products fluctuated in the past three years and it may continue to fluctuate as a result of pricing guidelines announced by the government authorities from time to time, temporary price controls, general economic conditions, supply and demand and the level of global inventories, which may, in turn, adversely affect our results of operations and financial condition.

Interest Rate Risk

We are exposed to interest rate risk in relation to variable-rate bank balances, term deposits, restricted cash held with banks and variable rate borrowings. Our interest rate risk primarily arises due to fluctuations in the PBOC benchmark interest rate in relation to our RMB-denominated borrowings and fluctuations in LIBOR in relation to our U.S. dollar-denominated borrowings. Upward fluctuations in interest rates increase the cost of new debt and the interest cost of outstanding variable rate liabilities. Interest rate fluctuations can also lead to significant fluctuations in the fair values of our debt obligations.

The Company monitors its interest rate exposure and has entered into contracts with three banks to hedge a proportion of borrowings issued at variable interest rates through the use of floating-to-fixed interest rate swap contracts. As of December 31, 2014, all of our interest rate swap contracts was expired, and we did not enter into any new interest rate swap contracts.

We have prepared a sensitivity analysis to assess the impact of interest rate fluctuations on our 2014 operating results, assuming the financial instruments outstanding at the end of the reporting period were outstanding for the whole year and all the variables were held constant, including the interest rate fluctuations of the PBOC rate and LIBOR discussed above. Based on this analysis, we estimate that an increase in interest rates of 1% would have decreased our reported net income attributable to our equity holders for 2014 by approximately RMB108.0 million.

Foreign Currency Exchange Rate Risk

We mainly face foreign currency exchange rate risks relating to RMB fluctuations and risks stemming from exchange rate fluctuations between the Australian dollar and U.S. dollar. China as adopted a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand with reference to a basket of currencies. Exchange rate fluctuations may adversely affect the value of our net assets, earnings and any declared dividends when translated or converted into U.S. dollars or Hong Kong dollars.

RMB fluctuations mainly affect our (i) income from coal exports, which must be converted into RMB since our coal exports are denominated in U.S. dollars; (ii) conversion of foreign currency deposits and loans; and (iii) costs of imported equipment and fittings.

The sales and costs of each entity in our Company are generally denominated in the functional currency of the relevant entity, except for Yancoal Australia. Accordingly, we are not exposed to significant foreign currency risk attributable to operations. However, our results, including the results of Yancoal Australia have been significantly affected by volatility in exchange rates affecting the fair value of our foreign currency-denominated bank borrowings, giving rise to substantial exchange gains and losses. The table below sets forth the foreign currency-denominated assets and liabilities of the Company and its Subsidiaries that are in currencies other than the functional currency of the entity that carries such assets or liabilities on its balance sheet as of December 31, 2014.

	Liabilities		Assets
	2014	2013	2014	2013
	(foreign currencies converted and denominated in RMB millions)
United States Dollars (US$)	35,377.5	30,840.4	3,921.0	5,278.9
Euro (“EUR”)	3.5	—	14.9	12.6
Hong Kong Dollar (HK$)	—	—	0.02	0.03
Notional amounts to sell US$ foreign exchange contracts used for hedging	134.6	1,782.9	432.3	1,102.5
Notional amounts of buy EUR foreign exchange contracts used for hedging	—	—	—	167.3
Notional amounts of buy British pound foreign exchange contracts used for hedging	—	—	—	1.7

Except as disclosed in our financial statements and as described below, we do not have a foreign currency hedging policy. However, our management monitors our foreign exchange exposure and will consider hedging significant currency exposure if the need arises.

We are mainly exposed to the fluctuation against the currency of U.S. dollar.

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

The following table sets forth the sensitivity analysis of the relevant foreign currencies of the periods indicated:

	US$(1)
	2014	2013
	(RMB in millions)
Increase (decrease) to profit and loss
- if RMB weakens against respective foreign currency	(92.1)	(30.8)
- if RMB strengthens against respective foreign currency	92.1	30.8

	USD(2)		Euro(2)
	2014	2013	2014	2013
	(RMB in millions)
Increase (decrease) to profit and loss
- if AUD weakens against respective foreign currency	38.7	76.2	(0.12)	—
- if AUD strengthens against respective foreign currency	(38.7)	(76.2)	0.12	—
Increase (decrease) to profit attributable to the equity holders of the Company
- if AUD weakens against respective foreign currency	(599.9)	(1,039.5)	(0.12)	5.9
- if AUD strengthens against respective foreign currency	599.9	1,039.5	0.12	(5.9)

(1)	Reflects primarily our exposure outstanding on bank deposits and loans denominated in U.S. dollars as of the year end.
(2)	Reflects primarily the exposure outstanding on the bank borrowings and derivative financial instruments where the denomination of the loan is in a currency other than the functional currency of the borrower.

During the year ended December 31, 2014, our subsidiaries in Australia entered into forward foreign exchange contracts to sell or purchase specified amounts of foreign currencies in the future at stipulated exchange rates. The objective of entering into the forward foreign exchange contracts is to reduce the foreign exchange rate-related volatility of revenue streams and capital expenditures and thereby assist in our risk management. These contracts are to sell or purchase U.S. dollars with Australian dollars. The outstanding contracts to sell U.S. dollars hedge highly probable forecasted sales of coal. Cash flows and any impact to profit or loss arising from all the foreign exchange contracts are expected to occur within one year from the balance sheet date.

As of December 31, 2014, the outstanding notional amount to sell U.S. dollars and buy Australian dollars was approximately RMB432.3 million and RMB1,027.3 million, respectively, all maturing within one year with forward rates ranging from US$1.00 = A$0.8106 to US$1.00 = A$0.8381 and floor price and ceiling price of US$1.00 = A$0.87 and US$1.00 = A$0.9670, respectively.

As at December 31, 2014, the outstanding notional amount to sell US dollars buy RMB was approximately RMB397.5 million, maturing within one year with forward rates ranging from 5.0922 to 6.2334.

We also entered into contracts with three banks to hedge a proportion of borrowings issued at variable interest rates through the use of floating-to-fixed interest rate swap contracts. As at December 31, 2014, interest rate hedging contract was expired and we did not sign any new contracts with the bank.For the year ended December 31, 2014, the ineffective hedging portion of the changes in fair values of the forward foreign exchange contracts of approximately RMB1.3 billion was recognized as selling, general and administrative expenses in the consolidated income statement. The effective hedging portion was recognized as current portion of derivatives financial instruments in the consolidated balance sheet.

The fair values of the forward foreign exchange contracts are estimated based on the discounted cash flows between the contract forward rate and spot forward rate. The fair values of the interest rate swap contracts are estimated based on the discounted cash flows between the contract floating rate and the contract fixed rate.

In addition, our Australian subsidiaries’ USD bank loan repayments in a six-month period are designated to hedge the forecast USD sales during the same period.

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

Inflation Risk

The recent global economic slowdown and turmoil in the global financial markets that began in the second half of 2008 have had a negative impact on the PRC economy, including increases in the inflation rate as measured by the consumer price index. According to the National Bureau of Statistics of the PRC, the change in the Consumer Price Index in China was 2.6%, 2.6% and 2.0% in 2012, 2013 and 2014, respectively. Inflation generally results in an increase of fuel prices, which is a component of our cost of sales. An increase in the price of fuel could lead to a corresponding increase in the cost of our coal production and have a material adverse effect on our business and results of operations.

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

The Bank of New York Mellon, as depositary, has agreed to waive certain standard fees related to the administration of our ADR program and investor relationship programs. From January 1, 2014 to December 31 2014, the total amount of the fees that were waived was US$132,990.07.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2014, we were not in default, in arrears or otherwise delinquent in the payment of principal or interest of any indebtedness or dividends.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our general manager and chief financial officer, our management evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as amended) as of December 31, 2014. Based on the evaluation described below, our general manager and chief financial officer concluded that, as of that date, our disclosure controls and procedures were effective.

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

Management conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (1992). Based on this assessment, management concluded that our internal control over financial reporting was effective to provide reasonable assurance that the desired control objectives were achieved as of December 31, 2014.

The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by Grant Thornton, our independent registered public accounting firm, as stated in their report which is included herein.

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

Our audit committee consists of Mr. JIA Shaohua, Mr. WANG Lijie, Mr. WANG Xiaojun, Mr. XUE Yonzhi and Mr. JIANG Qingquan. Our Board of Directors has determined that Mr. JIA Shaohua meets the independence requirement of Section 303A.02 of the NYSE Listed Company Manual and qualifies as an audit committee financial expert as the term is defined in the rules and regulations established by the SEC.

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

Upon approval at the 2013 Annual General Meeting held on May 14, 2014, Grant Thornton firms (i.e. Grant Thornton and Grant Thornton Hong Kong) and ShineWing Certified Public Accountants were appointed as our international and domestic auditors, respectively, for the year ended December 31, 2014. Grant Thornton Hong Kong and Grant Thornton audit the financial statements of the Company with respect to the listing of the H shares on the Hong Kong Stock Exchange and reporting requirements of the Hong Kong Stock Exchange and the listing of the ADSs on the NYSE and reporting requirements of the SEC and the NYSE, respectively. Grant Thornton is therefore the principal auditor for the purpose of this filing.

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

The following table sets forth the aggregate audit fees of Grant Thornton firms, ShineWing Certified Public Accountants and ShineWing Hall Chadwicks for periods indicated:

	Audit Fees
	(RMB)	(AUD)
2013	7,800,000	1,350,000
2014	7,800,000	1,350,000

Audit fees paid to Grant Thornton firms amounted to RMB3,650,000 and RMB3,650,000 during the years ended December 31, 2014 and 2013, respectively.

Audit-related Fees, Tax Fees, All Other Fees

We did not incur other audit-related fees, tax fees or other fees for professional service rendered by our principal accountants during the last two fiscal years.

Audit Committee Pre-Approval Policies and Procedures

The audit committee of our Board of Directors is responsible for, among other things, the recommendation or termination of external auditors subject to the requirements of applicable domestic and overseas listing rules and regulations. Before our principal accountants were engaged by the Company or our subsidiaries to render audit or non-audit services, their respective engagements were approved by our audit committee. All of the audit services provided by Grant Thornton (SEC principal auditor), Grant Thornton Hong Kong (Hong Kong H Share auditor) and ShineWing Certified Public Accountants (China domestic statutory auditor) in 2014 were pre-approved by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Our audit committee consists of four independent non-executive directors, Mr. WANG Lijie, Mr. JIA Shaohua, Mr. WANG Xiaojun, Mr. XUE Yonzhi and one employee director, Mr. JIANG Qingquan. As a foreign private issuer, we rely on the exemption under Section 303A.06 of the NYSE Listed Company Manual, as well as exemptions for affiliated directors and employee directors as provided under Rule 10A-3 of the Exchange Act, to remain compliant with the audit committee standards set out in Section 303A.06 of the NYSE Listed Company Manual.

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

As of the date of this annual report, 56.52% of the voting rights in the Company are held by our controlling shareholder, the Yankuang Group and its wholly owned subsidiaries. We therefore are not required to comply with the majority of independent directors requirement of Section 303A.01 when forming our board of directors. Moreover, we are not required to form a nominating, corporate governance and compensation committee composed entirely of independent directors under the requirements of Sections 303A.04 and 303A.05.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report on Form 20-F.

ITEM 19.	EXHIBITS

Documents filed as exhibits to this annual report:

Exhibit Number	Description

1.1	Articles of Association as amended on June 25, 2014 (English Translation)

4.1	Provision of Materials Agreement between Yankuang Group Company Limited and Yanzhou Coal Mining Company Limited dated October 24, 2014

4.2	Mutual Provision of Labor and Services Agreement between Yankuang Group Company Limited and Yanzhou Coal Mining Company Limited dated October 24, 2014

4.3	Provision of Insurance Fund Administrative Services Agreement between Yankuang Group Company Limited and Yanzhou Coal Mining Company Limited dated October 24, 2014

4.4	Provision of Products and Materials and Equipment Lease Agreement between Yanzhou Coal Mining Company Limited and Yankuang Group Company Limited dated October 24, 2014

4.5	Provision of Electricity and Heat Agreement between Yanzhou Coal Mining Company Limited and Yankuang Group Company Limited dated October 24, 2014

4.6	Financial Services Agreement between Yankuang Group Financial Company and Yanzhou Coal Mining Company Limited dated March 27, 2015

4.7	Coal Train Convoy Service Contract between Yankuang Security Company and Yanzhou Coal Mining Company Limited dated March 27, 2015

4.8	Financial Services Agreement between Yankuang Group Financial Company and Yanzhou Coal Mining Company Limited dated March 21, 2014

8.1	List of subsidiaries of Yanzhou Coal Mining Company Limited

12.1	Certification of general manager pursuant to Rule 13a-14 or 15d-14 promulgated under the U.S. Securities Act of 1934

12.2	Certification of chief financial officer pursuant to Rule 13a-14 or 15d-14 promulgated under the U.S. Securities Act of 1934

13.1	Certification of general manager pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Certification of chief financial officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YANZHOU COAL MINING COMPANY LIMITED (Registrant)

Date: April 27, 2015	By:	/S/ Yin Mingde
	Name:	Yin Mingde
	Title:	General Manager

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

AND REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YANZHOU COAL MINING COMPANY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock company with limited liability established in the People’s Republic of China)

We have audited the accompanying consolidated balance sheets of Yanzhou Coal Mining Company Limited and its subsidiaries (the “Group”) as of December 31, 2014 and 2013, and the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Yanzhou Coal Mining Company Limited and its subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated April 27, 2015 expressed an unqualified opinion thereon.

/s/ Grant Thornton
Beijing, People’s Republic of China
April 27, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock company with limited liability established in the People’s Republic of China)

We have audited the internal control over financial reporting of Yanzhou Coal Mining Company Limited and its subsidiaries (the “Group”) as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (1992) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Group as of and for the year ended December 31, 2014, and our report dated April 27, 2015 expressed an unqualified opinion on those financial statements.

/s/ Grant Thornton
Beijing, People’s Republic of China
April 27, 2015

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
	NOTES	2014	2013	2012
		RMB’000	RMB’000	RMB’000
GROSS SALES OF COAL	7	58,539,353	54,444,843	56,200,600
RAILWAY TRANSPORTATION SERVICE INCOME		373,617	457,898	464,068
GROSS SALES OF ELECTRICITY POWER		241,490	332,125	323,646
GROSS SALES OF METHANOL		1,195,458	1,155,742	1,117,952
GROSS SALES OF HEAT SUPPLY		20,846	11,218	39,918

TOTAL REVENUE		60,370,764	56,401,826	58,146,184
TRANSPORTATION COSTS OF COAL	7	(2,291,594)	(2,024,196)	(2,104,225)
COST OF SALES AND SERVICE PROVIDED	8	(49,557,502)	(42,511,838)	(42,148,988)
COST OF ELECTRICITY POWER		(159,724)	(320,515)	(330,803)
COST OF METHANOL		(869,294)	(850,788)	(911,203)
COST OF HEAT SUPPLY		(11,236)	(6,709)	(25,130)

GROSS PROFIT		7,481,414	10,687,780	12,625,835
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	9	(6,069,884)	(10,380,713)	(7,987,636)
SHARE OF PROFIT OF ASSOCIATES	27	310,604	233,897	141,986
SHARE OF LOSS OF JOINT VENTURES	30	(320,829)	(376,032)	(191,575)
OTHER INCOME	10	2,382,186	1,020,577	2,930,445
INTEREST EXPENSES	11	(2,183,581)	(1,765,777)	(1,448,679)

PROFIT (LOSS) BEFORE INCOME TAXES	13	1,599,910	(580,268)	6,070,376
INCOME TAXES	12	(1,112,807)	394,815	(36,189)

PROFIT (LOSS) FOR THE YEAR		487,103	(185,453)	6,034,187

Attributable to:
Equity holders of the Company		766,158	777,368	6,065,570
Owners of perpetual capital securities	41	36,456	—	—
Non-controlling interests
- Perpetual capital securities	41	82,079	—	—
- Other		(397,590)	(962,821)	(31,383)

		487,103	(185,453)	6,034,187

EARNINGS PER SHARE, BASIC AND DILUTED	16	RMB 0.16	RMB 0.16	RMB 1.23

EARNINGS PER ADS, BASIC AND DILUTED	16	RMB 1.56	RMB 1.58	RMB 12.33

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Profit (Loss) for the year	487,103	(185,453)	6,034,187
Other comprehensive income (loss) (after income tax):
Items that may be reclassified subsequently to profit or loss:
Available-for-sales investments:
Change in fair value	76,549	5,283	(5,923)
Deferred taxes	(19,137)	(1,321)	1,481

	57,412	3,962	(4,442)
Cash flow hedges:
Cash flow hedge amounts recognized in other comprehensive income	(2,606,339)	(1,265,664)	110,196
Reclassification adjustments for amounts transferred to income statement (included in selling, general and administrative expenses)	1,297,843	(39,729)	(26,501)
Deferred taxes	394,986	395,395	(28,641)

	(913,510)	(909,998)	55,054
Share of other comprehensive income of associates	11,213	—	90
Exchange difference arising on translation of foreign operations	(1,789,321)	(3,684,529)	297,721

Other comprehensive (loss) income for the year	(2,634,206)	(4,590,565)	348,423

Total comprehensive (loss) income for the year	(2,147,103)	(4,776,018)	6,382,610

Attributable to:
Equity holders of the Company	(1,554,464)	(3,069,475)	6,413,993
Owners of perpetual capital securities	36,456	—	—
Non-controlling interests
- Perpetual capital securities	82,079	—	—
- Other	(711,174)	(1,706,543)	(31,383)

	(2,147,103)	(4,776,018)	6,382,610

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		At December 31,
	NOTES	2014	2013
		RMB’000	RMB’000
ASSETS
CURRENT ASSETS
Bank balances and cash	17	15,041,928	10,922,637
Term deposits	17	5,154,296	4,441,210
Restricted cash	17	275,981	111,349
Bills and accounts receivable	18	7,084,105	9,019,505
Long term receivables-due within one year	28	1,705,757	—
Royalty receivable	19	89,137	105,584
Inventories	20	1,470,480	1,589,220
Prepayments and other receivables	21	7,219,251	5,259,576
Prepaid lease payments	22	22,343	18,701
Derivative financial instruments	36	359	16,651
Tax recoverable		22,706	39,964

TOTAL CURRENT ASSETS		38,086,343	31,524,397
NON-CURRENT ASSETS
Intangible assets	23	37,287,549	38,256,388
Prepaid lease payments	22	776,751	676,202
Property, plant and equipment	24	44,174,612	41,896,508
Goodwill	25	2,232,751	2,460,551
Investments in securities	26	388,764	211,559
Interests in associates	27	2,955,629	2,744,957
Interests in joint ventures	30	130,867	488,350
Restricted cash	17	53,870	35,102
Long term receivables-due after one year	28	302,517	1,906,397
Royalty receivable	19	909,927	1,028,790
Deposits made on investments	29	118,926	121,926
Deferred tax assets	39	5,679,608	6,107,062

TOTAL NON-CURRENT ASSETS		95,011,771	95,933,792

TOTAL ASSETS		133,098,114	127,458,189

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

AS AT DECEMBER 31, 2014

		At December 31,
	NOTES	2014	2013
		RMB’000	RMB’000
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bills and accounts payable	32	4,037,204	2,716,675
Other payables and accrued expenses	33	8,736,690	8,385,134
Provision for land subsidence, restoration, rehabilitation and environmental costs	34	2,900,054	3,321,564
Amounts due to Parent Company and its subsidiary companies		190,408	44,737
Borrowings—due within one year	35	10,871,689	11,275,056
Long term payable and provision—due within one year	38	398,794	439,000
Derivative financial instruments	36	81,602	315,111
Contingent value rights shares liabilities	37	—	1,408,729
Tax payable		113,442	909,967

TOTAL CURRENT LIABILITIES		27,329,883	28,815,973
NON-CURRENT LIABILITIES
Borrowings—due after one year	35	50,566,399	44,099,955
Deferred tax liabilities	39	7,554,413	8,468,421
Provision for land subsidence, restoration, rehabilitation and environmental costs	34	529,953	532,144
Long term payable and provision—due after one year	38	1,118,950	1,555,635

TOTAL NON-CURRENT LIABILITIES		59,769,715	54,656,155

TOTAL LIABILITIES		87,099,598	83,472,128
CAPITAL AND RESERVES
Share capital	40	4,918,400	4,918,400
Reserves	40	33,807,446	35,460,278

Equity attributable to equity holders of the Company		38,725,846	40,378,678
Owners of perpetual capital security	41	2,521,456	—
Non-controlling interests
- Perpetual capital security	41	1,851,903	—
- Subordinated capital notes	42	3,102	—
- Other		2,896,209	3,607,383

TOTAL EQUITY		45,998,516	43,986,061

TOTAL LIABILITIES AND EQUITY		133,098,114	127,458,189

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium RMB’000	Future development fund	Statutory common reserve fund	Translation reserve RMB’000	Investment revaluation reserve RMB’000	Cash flow hedge reserve RMB’000	Retained earnings RMB’000	Attributable to equity holders of the Company RMB’000	Non-controlling interests RMB’000	Total RMB’000
	RMB’000		RMB’000	RMB’000
	(note 40)		(note 40)	(note 40)
Balance at January 1, 2012	4,918,400	2,981,002	4,150,785	4,551,760	(376,832)	71,950	(108,271)	26,262,686	42,451,480	690,560	43,142,040
Profit (loss) for the year	—	—	—	—	—	—	—	6,065,570	6,065,570	(31,383)	6,034,187
Other comprehensive income (loss):
- Fair value change of available-for-sale investments	—	—	—	—	—	(4,442)	—	—	(4,442)	—	(4,442)
- Cash flow hedge reserve recognized	—	—	—	—	—	—	55,054	—	55,054	—	55,054
- Exchange difference arising on translation of foreign operations	—	—	—	—	297,721	—	—	—	297,721	—	297,721
- Share of other comprehensive income of associates	—	—	—	—	—	90	—	—	90	—	90

Total comprehensive income (loss) for the year	—	—	—	—	297,721	(4,352)	55,054	6,065,570	6,413,993	(31,383)	6,382,610
Transactions with owners
- Appropriations to reserves	—	—	645,219	423,618	—	—	—	(1,068,837)	—	—	—
- Dividends	—	—	—	—	—	—	—	(2,803,488)	(2,803,488)	(47,095)	(2,850,583)
- Contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	49,000	49,000
- Disposal of partial interests in Yancoal Australia	—	—	—	—	—	—	—	(430,971)	(430,971)	2,569,101	2,138,130
- Deferred Tax arising from the restructuring of Australian subsidiaries	—	—	—	—	—	—	—	(100,980)	(100,980)	(40,087)	(141,067)

Total transactions with owners	—	—	645,219	423,618	—	—	—	(4,404,276)	(3,335,439)	2,530,919	(804,520)

Balance at December 31, 2012	4,918,400	2,981,002	4,796,004	4,975,378	(79,111)	67,598	(53,217)	27,923,980	45,530,034	3,190,096	48,720,130

Balance at January 1, 2013	4,918,400	2,981,002	4,796,004	4,975,378	(79,111)	67,598	(53,217)	27,923,980	45,530,034	3,190,096	48,720,130
Profit (loss) for the year	—	—	—	—	—	—	—	777,368	777,368	(962,821)	(185,453)
Other comprehensive income (loss):
- Fair value change of available-for-sale investments	—	—	—	—	—	3,962	—	—	3,962	—	3,962
- Cash flow hedge reserve recognized	—	—	—	—	—	—	(697,568)	—	(697,568)	(212,430)	(909,998)
- Exchange difference arising on translation of foreign operations	—	—	—	—	(3,153,237)	—	—	—	(3,153,237)	(531,292)	(3,684,529)

Total comprehensive income (loss) for the year	—	—	—	—	(3,153,237)	3,962	(697,568)	777,368	(3,069,475)	(1,706,543)	(4,776,018)
Transactions with owners
- Acquisition of Hao Sheng (Note 45)	—	—	—	—	—	—	—	—	—	2,401,737	2,401,737
- Increase of the registered capital of Hao Sheng	—	—	—	—	—	—	—	—	—	75,540	75,540
- Stamp duty arising from the restructuring of Australian subsidiaries	—	—	—	—	—	—	—	(71,140)	(71,140)	—	(71,140)
- Set up of Rizhao	—	—	—	—	—	—	—	—	—	147,000	147,000
- Appropriations to and utilization of reserves	—	—	(820,272)	535,945	—	—	—	284,327	—	—	—
- Dividends	—	—	—	—	—	—	—	(1,770,624)	(1,770,624)	(60,277)	(1,830,901)
- Acquisition of non-controlling interests (Note 47)	—	—	—	—	—	—	—	(240,117)	(240,117)	(440,170)	(680,287)

Total transactions with owners	—	—	(820,272)	535,945	—	—	—	(1,797,554)	(2,081,881)	2,123,830	41,949

Balance at December 31, 2013	4,918,400	2,981,002	3,975,732	5,511,323	(3,232,348)	71,560	(750,785)	26,903,794	40,378,678	3,607,383	43,986,061

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)

	Attributable to equity holders of the Company										Non-controlling interests
	Share capital	Share premium RMB’000	Future development fund	Statutory common reserve fund	Translation reserve RMB’000	Investment revaluation reserve RMB’000	Cash flow hedge reserve RMB’000	Retained earnings RMB’000	Total RMB’000	Perpetual Capital Securities issued by the Company	Perpetual Capital Securities issued by a subsidiary	Subordinated Capital Notes	Others RMB’000	Total RMB’000
	RMB’000		RMB’000	RMB’000						RMB’000	RMB’000	RMB’000
	(note 40)		(note 40)	(note 40)						(note 41a)	(note 41b)	(note 42)
Balance at January 1, 2014	4,918,400	2,981,002	3,975,732	5,511,323	(3,232,348)	71,560	(750,785)	26,903,794	40,378,678	—	—	—	3,607,383	43,986,061
Profit (loss) for the year	—	—	—	—	—	—	—	766,158	766,158	36,456	82,079	—	(397,590)	487,103
Other comprehensive income (loss):
- Fair value change of available-for-sale investments	—	—	—	—	—	57,412	—	—	57,412	—	—	—	—	57,412
- Share of comprehensive income from associate	—	—	—	—	—	11,213	—	—	11,213	—	—	—	—	11,213
- Cash flow hedge reserve recognized	—	—	—	—	—	—	(705,157)	—	(705,157)	—	—	—	(208,353)	(913,510)
- Exchange difference arising on translation of foreign operations	—	—	—	—	(1,684,090)	—	—	—	(1,684,090)	—	—	—	(105,231)	(1,789,321)

Total comprehensive income (loss) for the year	—	—	—	—	(1,684,090)	68,625	(705,157)	766,158	(1,554,464)	36,456	82,079	—	(711,174)	(2,147,103)
Transactions with owners
- Issuance of Subordinated Capital Notes	—	—	—	—	—	—	—	—	—	—	—	3,102	—	3,102
- Issuance of perpetual capital securities	—	—	—	—	—	—	—	—	—	2,485,000	1,835,747	—	—	4,320,747
- Distributon paid to holders of perpetual capital securities	—	—	—	—	—	—	—	—	—	—	(65,923)	—	—	(65,923)
- Appropriations to and utilization of reserves	—	—	(2,316,285)	418,788	—	—	—	1,897,497	—	—	—	—	—	—
- Dividends	—	—	—	—	—	—	—	(98,368)	(98,368)	—	—	—	—	(98,368)

Total transactions with owners	—	—	(2,316,285)	418,788	—	—	—	1,799,129	(98,368)	2,485,000	1,769,824	3,102	—	4,159,558

Balance at December 31, 2014	4,918,400	2,981,002	1,659,447	5,930,111	(4,916,438)	140,185	(1,455,942)	29,469,081	38,725,846	2,521,456	1,851,903	3,102	2,896,209	45,998,516

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

		Year ended December 31,
		2014	2013	2012
	NOTES	RMB’000	RMB’000	RMB’000
OPERATING ACTIVITIES
Profit (Loss) before income taxes		1,599,910	(580,268)	6,070,376
Adjustments for:
Interest expenses		2,183,581	1,765,777	1,448,679
Interest income		(835,931)	(489,348)	(722,336)
Dividend income		(7,385)	(71,395)	(3,702)
Net unrealized foreign exchange (gain) loss		(359,665)	581,145	(1,359,747)
Depreciation of property, plant and equipment		3,078,755	3,124,953	2,819,404
Release of prepaid lease payments		18,888	18,728	18,363
Bargain purchase		(147,993)	—	(1,269,269)
Amortization of intangible assets		1,116,482	1,325,078	1,177,595
Provision (Reversal) of impairment loss on accounts receivable and other receivables, net		6,261	(742)	6,452
(Reversal) Provision of impairment loss on intangibles assets		(731,332)	2,052,238	417,214
Impairment loss on inventories		8,621	58,274	140,883
Impairment loss on property, plant and equipment		—	—	226,925
Impairment loss on goodwill		—	—	17,625
Share of loss of joint ventures		320,829	376,032	191,575
Share of profit of associates		(310,604)	(233,897)	(141,986)
Loss on fair value change of contingent value rights shares liabilities		18,314	241,223	79,423
Gain on disposal of property, plant and equipment		(5,986)	(14,973)	(9,862)
Loss on disposal of intangible assets		—	4,400	—

Operating cash flows before movements in working capital		5,952,745	8,157,225	9,107,612
Decrease (Increase) in bills and accounts receivable		1,847,613	(1,722,004)	(93,403)
Decrease (Increase) in inventories		43,467	(264,844)	(58,993)
Movement in provision for land subsidence, restoration, rehabilitation and environmental cost		(381,325)	170,486	484,739
Increase in prepaid lease payment		(123,079)	—	—
Increase in prepayments and other current assets		(773,056)	(1,377,975)	(186,137)
Increase (Decrease) in bills and accounts payable		1,571,594	(3,187,931)	246,081
(Decrease) Increase in other payables and accrued expenses		(182,329)	(1,223,267)	412,693
Decrease in long-term payable and provision		(807,331)	(35,670)	(93,090)

Cash generated from operations		7,148,299	516,020	9,819,502
Income taxes paid		(2,219,435)	(1,755,881)	(2,684,720)
Interest paid		(1,815,292)	(1,624,380)	(1,296,338)
Interest received		814,714	478,572	645,840
Dividend received		7,385	71,395	3,702
Dividend received from associates		236,145	113,216	15,624

NET CASH FROM (USED IN) OPERATING ACTIVITIES		4,171,816	(2,201,058)	6,503,610

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS (continued)

		Year ended December 31,
	NOTES	2014	2013	2012
		RMB’000	RMB’000	RMB’000
INVESTING ACTIVITIES
(Increase) Decrease in term deposits		(723,340)	(1,286,055)	6,356,257
(Increase) Decrease in restricted cash		(186,056)	43,748	223,525
Purchase of property, plant and equipment		(5,800,186)	(10,221,406)	(6,230,426)
Increase in long term receivables		(246,379)	(245,779)	(349,217)
Decrease (Increase) in deposit made on investments		3,000	(4,000)	(695,574)
Proceeds on disposal of property, plant and equipment		81,132	80,236	226,876
Acquisition of Beisu and Yangcun		—	—	(816,011)
Acquisition of Gloucester		—	—	237,315
Investments in securities		(100,656)	(202)	—
Investment in an associate		(125,000)	—	(810,000)
Advance to an associate		(1,250,000)	—	—
Acquisition of Ashton	46	(58,679)	—	—
Acquisition of Hao Sheng	45	—	(802,089)	—
Acquisition of Xintai		—	(680,287)	—
Purchase of intangible assets		(128,627)	(388,536)	(1,330,117)

NET CASH USED IN INVESTING ACTIVITIES		(8,534,791)	(13,504,370)	(3,187,372)

FINANCING ACTIVITIES
Dividends paid		(98,368)	(1,770,624)	(2,803,488)
Proceeds from bank borrowings		8,072,750	21,103,061	12,281,525
Repayment of bank borrowings		(6,193,233)	(10,000,905)	(17,338,107)
Repayment of other borrowings		(209,774)	(2,057,376)	(2,225,731)
Expenses arising from acquisition of Gloucester		—	—	(33,867)
Proceeds from issuance of guaranteed notes		9,932,220	5,997,500	11,262,900
Proceeds from issuance of perpetual capital securities		4,320,747	—	—
Proceeds from issuance of subordinated capital notes		3,102	—	—
Repurchase of contingent value rights shares		(1,373,523)	—	—
Repayment of guaranteed notes		(5,995,833)	—	—
Proceeds from other borrowings		300,000	—	—
Distribution paid to holders of perpetual capital securities		(65,923)	—	—
Dividends paid to non-controlling interests of a subsidiary		—	(60,277)	(47,095)
Contribution from non-controlling interests		—	75,540	49,000

NET CASH FROM FINANCING ACTIVITIES		8,692,165	13,286,919	1,145,137

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		4,329,190	(2,418,509)	4,461,375
CASH AND CASH EQUIVALENTS, AT JANUARY 1		10,922,637	12,717,358	8,145,297
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(209,899)	623,788	110,686

CASH AND CASH EQUIVALENTS, AT DECEMBER 31, REPRESENTED BY BANK BALANCES AND CASH		15,041,928	10,922,637	12,717,358

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

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

The principal activities of the Company’s subsidiaries, associates, joint ventures and joint operations are set out in notes 55, 27, 30 and 31 respectively.

As at December 31, 2014, the Company and all its subsidiaries (collectively referred to as the “Group”) had net current assets of RMB10,756,460,000 (2013: RMB2,708,424,000) and total assets less current liabilities of RMB105,768,231,000 (2013: RMB98,642,216,000).

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

1.	GENERAL (continued)

Acquisitions and establishment of major subsidiaries (continued)

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

1.	GENERAL (continued)

Acquisitions and establishment of major subsidiaries (continued)

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

1.	GENERAL (continued)

Acquisitions and establishment of major subsidiaries (continued)

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

In 2012, the Company entered into an agreement for investment in Shandong Coal Trading Centre Co., Limited (“Trading Centre”) with two independent third parties. The Company contribute RMB51,000,000 which represents 51% of the equity interest in Trading Centre. The principal activities of Trading Centre is to provide coal trading and relevant advisory services. Trading Centre has not yet commenced any business.

In 2010, the Company entered into a co-operative agreement with three independent third parties to acquire 51% equity interest of Inner Mongolia Hao Sheng Coal Mining Limited (“Hao Sheng”) and obtained the mining rights of the Shilawusu Coal Field (“the mining right”) in the name of Hao Sheng. From 2011 to 2013, the Company entered into agreements with contract parties to further acquire equity interest in Hao Sheng and increase Hao Sheng’s registered capital. Upon completion of these agreements during the period, the Company owns 74.82% equity interest in Hao Sheng with total consideration of RMB 7,136,536,000. During the year, the Company made additional contribution of RMB224,460,000 to registered capital in proportion to its equity interest. As at December 31, 2014, Hao Sheng has not commenced any business.

In 2012, the Company entered into a cooperation agreement with two independent third parties to set up a company, Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd. (“Rizhao”), to act as a coal blending, storage and distribution base in Rizhao Port. Upon completion of registration procedures in 2013, the Company contributed RMB153,000,000, which represents 51% equity interest of Rizhao.

On March 14, 2014, the Company entered into a co-operative agreement with Yancoal International and contributed RMB500,000,000 to set up Zhongyin Financial Leasing Company Limited (“Zhongyin Financial”) in Shanghai Pilot Free Trade Zone, to provide finance lease, lease consulation and guaranteed and commercial insurance service for finance lease business. The registration process was completed on May 20, 2014.

On May 8, 2014, the Company invested RMB300,000,000 to set up a wholly-owned subsidiary of Shandong Zhongyin Logistics & Trade Company Limited (“Zhongyin Logistics”), mainly engaged in the business of sales of coal and procurement of coal mining machinery and equipment parts.

On November 17, 2014, the Company invested RMB100,000,000 to set up a wholly-owned subsidiary of Duanxin Investment Holding (Beijing) Company Limited, mainly engaged in the business of consultancy service of operation management and investment management. As at the end of the reporting period, Duanxin Investment Holding (Beijing) Company Limited has not yet commenced any business.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

2.	BASIS OF PREPARATION

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The consolidated financial statements were approved and authorized for issue by the Board of Directors on April 27, 2015.

The consolidated financial statements are presented in Renminbi (“RMB”), which is also the functional currency of the Company.

3.	ADOPTION OF NEW AND AMENDED INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group had applied, for the first time, the following amended standards (“new IFRSs”) applicable to the Group issued by the International Accounting Standards Board (the “IASB”) and the International Financial Reporting Interpretations Committee (the “IFRIC”) of the IASB, which are effective for the Group’s financial year beginning on January 1, 2014.

IAS 32 (Amendments)	Offsetting Financial Assets and Financial Liabilities
IAS 36 (Amendments)	Recoverable Amount Disclosures for Non-Financial Assets
IAS 39 (Amendments)	Novation of Derivatives and Continuation of Hedge Accounting
IFRIC—Int 21	Levies

Other than as noted below, the adoption of the amended IFRSs had no material impact on how the results and financial position for the current and prior periods have been prepared and presented.

Amendments to IAS 36: Recoverable Amount Disclosures for Non-Financial Assets

The amendments clarify the requirements to disclose the recoverable amount of an asset (or cash generating unit) whenever an impairment loss has been recognised or reversed in the period. In addition, they introduce several new disclosures required to be made when the recoverable amount of impaired asset (or cash generating unit) is based on fair value less costs of disposal. The Group has applied the amendments retrospectively in accordance with their transitional provisions and the disclosures about the Group’s impaired non-financial assets are set out in notes 23 and 25 to the financial statements.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

3.	ADOPTION OF NEW AND AMENDED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

The Group has not early applied the following new and amended standards, amendments or interpretations that have been issued but are not yet effective.

Amendments to IFRSs	Annual Improvements to IFRSs 2010-2012 Cycle[1]
Amendments to IFRSs	Annual Improvements to IFRSs 2011-2013 Cycle[1]
Amendments to IFRSs	Annual Improvements to IFRSs 2012-2014 Cycle[2]
IFRS 9 (2014)	Financial Instruments[4]
IFRS 15	Revenue from Contracts with Customers[3]
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation[2]
Amendments to IAS 27	Equity Method in Separate Financial Statements[2]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[2]
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations [2]

[1]	Effective for annual periods beginning on or after July 1, 2014
[2]	Effective for annual periods beginning on or after January 1, 2016
[3]	Effective for annual periods beginning on or after January 1, 2017
[4]	Effective for annual periods beginning on or after January 1, 2018

The directors anticipate that all of the pronouncements will be adopted in the Group’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new and amended IFRSs that are expected to have impact on the Group’s accounting policies is provided below. The directors are currently assessing the possible impact of these new and amended IFRSs on the Group’s results and financial position in the first year of application. Other new and amended IFRSs are not expected to have a material impact on the Group’s financial statements.

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

3.	ADOPTION OF NEW AND AMENDED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Annual Improvements to IFRSs 2010-2012 Cycle (continued)

The amendments to IAS 16 and IAS 38 remove perceived inconsistencies in the accounting for accumulated depreciation/amortization when an item of property, plant and equipment or an intangible asset is revalued. The amended standards clarify that the gross carrying amount is adjusted in a manner consistent with the revaluation of the carrying amount of the asset and that accumulated depreciation/amortization is the difference between the gross carrying amount and the carrying amount after taking into account accumulated impairment losses.

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

The amendments to IAS 40 clarify that IAS 40 and IFRS 3 are not mutually exclusive and application of both standards may be required. Consequently, an entity acquiring investment property must determine whether:

(a) the property meets the definition of investment property in terms of IAS 40; and

(b) the transaction meets the definition of a business combination under IFRS 3.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

3.	ADOPTION OF NEW AND AMENDED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Annual Improvements to IFRSs 2012-2014 Cycle

The Annual Improvements to IFRSs 2012-2014 Cycle include a number of amendments to various IFRSs, which are summarised below.

IFRS 5 provides guidance when an entity reclassifies either an asset or a disposal group from held for sale to held for distribution (or vice versa), or when held for distribution accounting is discontinued; and clarifies that these types of changes in plans do not result in a new classification but instead lead to the same classification, presentation and measurement requirements for each type of disposal in IFRS 5.

IFRS 7 provides additional guidance in identifying the circumstances under which a servicing contract is considered to be ‘continuing involvement’ for the purposes of applying the disclosure requirements for transferred assets. The amendments also clarifies that the additional disclosure required by the amendments to IFRS 7 on offsetting financial assets and financial liabilities is not specifically required for all interim periods. However, the additional disclosure is required when its inclusion would be necessary in order to meet the general principles of IAS 34.

IAS 19 requires that the currency and term of the corporate or government bonds used to determine the discount rate for post-employment benefit obligations must be consistent with the currency and estimated term of the obligations. The amendments clarify that the assessment of the depth of the corporate bond market shall be made at the currency-level rather than the country-level.

IAS 34 clarifies the meaning of disclosure of information ‘elsewhere in the interim financial report’ and requires the inclusion of a cross-reference from the interim financial statements to the location of this information.

IFRS 9 Financial Instruments

IFRS 9 issued in 2009 introduces new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in 2010 to include the requirements for the classification and measurement of financial liabilities and for derecognition, and further amended in 2013 to include the new requirements for hedge accounting. Revised version of IFRS 9 was issued in 2014 mainly to include impairment requirements for financial assets and limited amendments to the classification and measurement requirements by introducing a “fair value through other comprehensive income” (“FVTOCI”) measurement category for certain simple debt instruments.

Key requirements of IFRS 9 are described as follows:

All recognised financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent reporting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognised in profit or loss.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

3.	ADOPTION OF NEW AND AMENDED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

IFRS 9 Financial Instruments (continued)

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

In relation to the impairment of financial assets, the new introduction of IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39 in the past. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. It is no longer necessary for a credit event to have occurred before credit losses are recognised.

Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments remove an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture and require that a full gain or loss is recognised when a transaction involves a business (whether it is housed in a subsidiary or not).

A partial gain or loss is recognised when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary.

Amendments to IFRS 11: Accounting for Acquisitions of Interests in Joint Operations

These amendments provide guidance on the accounting for acquisitions of interests in joint operations constituting a business. The amendments require all such transactions to be accounted for using the principles on business combinations accounting in IFRS 3 and other IFRSs except where those principles conflict with IFRS 11. Acquisitions of interests in joint ventures are not impacted by this new guidance.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

3.	ADOPTION OF NEW AND AMENDED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortisation

The amendments introduce a rebuttable presumption to IAS 38 that the use of revenue-based methods to calculate the amortisation of an intangible asset is not appropriate.

This presumption can be overcome only in the limited circumstances in which the intangible asset is expressed as a measure of revenue or when revenue and the consumption of the economic benefits of the intangible asset are highly correlated. The amendments also prohibit the use of revenue-based methods to calculate the depreciation of property, plant and machinery under IAS 16.

4.	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are stated at fair value. The accounting policies are set out below.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries.

Subsidiaries are entities controlled by the Group. The Group controls an entity when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power over the entity, only substantive rights relating to the entity (held by the Group and others) are considered.

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of consolidation (continued)

When the Group ceases to have control of the entity, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Dividend income from investments is recognized when the shareholders’ rights to receive payments have been established.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Impairment other than goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets and intangible assets with finite useful life to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset (determined at the higher of its fair value less costs of disposal and its value in use) is estimated in order to determine the extent of the impairment loss (if any). Intangible assets with an indefinite useful life will be tested for impairment annually.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Recoverable amount is the higher of fair value less costs of disposal and value in use. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment loss is recognized as an expense immediately.

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

When stripping costs are included in the development phase of a mine before the production phase commences (development stripping). Such expenditure is capitalised as part of the cost of constructing the mine if it can be demonstrated that it is probable that future economic benefits will be realised, the costs can be reliably measured and the entity can identify the component of the ore body for which access has been improved. The stripping assets subsequently amortized over its useful life using a units of production method, in accordance with the policy applicable to mine properties. The capitalisation of development stripping costs ceases when the mine/component is commissioned and ready for use as intended by management.

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

Amortization is provided on the units-of-production method over the life of the identified component of orebody. The units-of-production method results in an amortization charge proportional to the depletion of the economically recoverable mineral resources (comprising proven and probable reserves).

Stripping costs that do not satisfy the asset recognition criteria are expensed.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Certain of the Company’s wholly-owned Australian subsidiaries have formed an income tax consolidated group under the tax consolidation regime. Each entity in the tax consolidated group recognizes its own deferred tax assets and liabilities, except where the deferred tax assets relate to unused tax losses and credits, in which case the Australian subsidiaries recognizes the assets. Australian subsidiaries have entered into a tax sharing agreement whereby each company of Australian subsidiaries contributes to the income tax payable in proportion to their contribution to the profit before tax of the tax consolidated group. The tax consolidated group has also entered into a tax funding agreement whereby each entity in Australian subsidiaries group can recognize their balance of the current tax assets and liabilities through inter-entity accounts.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies (continued)

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

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

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial assets (continued)

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial assets (continued)

Impairment of financial assets (continued)

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial liabilities and equity (continued)

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition. Interest expense is recognised on an effective interest basis.

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

Perpetual capital securities and subordinated capital notes issued by the Group, which includes no contractual obligation for the Group to deliver cash or another financial asset to the holders or to exchange financial assets or financial liabilities with the holders under conditions that are potentially unfavourable to the Group, are classified as equity instruments and are initially recorded at the proceeds received.

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial liabilities and equity (continued)

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Related Parties

(a)	A person, or a close member of that person’s family, is related to the group if that person:

(1)	has control or joint control over the group;

(2)	has significant influence over the group; or

(3)	is a member of the key management personnel of the group or the group’s parent.

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

Depreciation of property, plant and equipment

The cost of mining structures (note 24) is depreciated using the unit of production method based on the estimated production volume for which the structure was designed. The management exercises their judgment in estimating the useful lives of the depreciable assets and the production volume of the mine. The estimated coal production volumes are updated at regular intervals and have taken into account recent production and technical information about each mine. These changes are considered a change in estimate for accounting purposes and are reflected on a prospective basis in related depreciation rates. Estimates of the production volume are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information.

Amortization of assets

Mining reserve and mining resources (note 23) are amortized on a straight line basis or unit of production basis over the shorter of their useful lives and the contractual period. The expensing of overburden removal costs is based on saleable coal production over estimated economically recoverable reserves. The useful lives are estimated on the basis of the total proven and probable reserves of the mine. Proven and probable mining reserve estimates are updated at regular intervals and have taken into account recent production and technical information about each mine.

Provision for land subsidence, restoration, rehabilitation and environmental costs

The provision (note 34) is reviewed regularly to verify that it properly reflects the remaining obligation arising from the current and past mining activities. Provision for land subsidence, restoration, rehabilitation and environmental costs are determined by the management based on their best estimates of the current and future costs, latest government policies and past experiences.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

5.	ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (continued)

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As at December 31, 2014, the carrying amount of goodwill is RMB2,232,751,000 (2013: RMB2,460,551,000). During the year ended December 31, 2014, no impairment loss on goodwill (2013: nil) was recognised by the Group and details are set out in note 25.

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

Estimated impairment of property, plant and equipment

When there is an impairment indicator, the Group takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. Where the actual future cash flows are less than expected, a material impairment loss may arise. In estimating the future cash flows, the management have taken into account the recent production and technical advancement. As prices and cost levels change from year to year, the estimate of the future cash flow also changes. Notwithstanding the management has used all the available information to make their impairment assessment, inherent uncertainty exists on conditions of the mine and of the environment and actual written off may be higher than the amount estimated. As at December 31, 2014, the carrying amounts of property, plant and equipment is approximately RMB44,174,612,000 (2013: RMB41,896,508,000). During the year ended December 31, 2014, no property, plant and equipment was written off as expenses (2013: nil; 2012: nil). In addition, during the year ended December 31, 2014, no impairment loss on property, plant and equipment (2013: nil; 2012: RMB226,925,000) was recognized by the Group and the details of impairment are set out in note 24.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

5.	ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (continued)

Estimated impairment of property, plant and equipment (continued)

Most of the coal sales by Premier and Wesfarmers Char are governed by a contract signed with an independent power station. The remaining coal sales are to independent third parties which are sold at market prices. The contract with the power station was a required condition in order for the government to grant the mining rights to Premier and Wesfarmers Char. The sales price under the contract is below market price and Premier and Wesfarmers Char are unable to negotiate to revise the terms of the existing contract, including the sale price of coal. Given the current level of market price of coal and rising costs, the Company also expected that the power station may purchase more coal from Premier and Wesfarmers Char, which will drive down the Company’s overall average sales prices. In 2012, a combined assessment of Premier and Wesfarmers Char, being a cash-generating unit, was performed, and hence in 2012, the Company recorded impairment on intangible assets (mining reserves and mining resources) of RMB417,214,000, property, plant and equipment (mining structures) of RMB226,925,000 and goodwill of RMB17,625,000 as selling, general and administrative expenses in its statement of comprehensive income as set out in Note 9 to the financial statements. The Company used the value-in-use method to assess the impairment and the key assumptions included the future market price of the coal, sales volume, and mining costs. The changes in these key assumptions that were applied in the impairment analysis were a decrease of the average coal price from AUD76 per tonne to AUD24 per tonne, a decrease in total sales volume from 141 million tonne to 58 million tonne, an increase in average nominal operating cost from AUD48 per tonne to AUD62 per tonne and an increase in capital expenditure from AUD460 million to AUD584 million. During the year ended December 31, 2013 and 2014, no provision for impairment losses were made for Premier and Wesfarmers Char by the Group.

Estimated impairment of mining reserves

When there are indications of impairment, the estimate of future cash flows was taken into consideration. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. When actual future cash flows are less than expected, a material impairment loss may arise. In estimating future cash flows, management takes into account recent production and technical advancements. As price and cost levels change from year to year, the estimate of future cash flows also changes. Notwithstanding that management has considered all the available information in making their impairment assessment, inherent uncertainty exists as to the conditions of mines and the environment, and actual write-offs may be higher than the estimated amounts.

The recoverable amount of cash generating units is assessed by management at the operating segment level. Business performance is reviewed by management on a mine by mine basis and each mine is considered to be a separate cash generating unit. The recoverable amount of each cash generating unit at December 31, 2014 was determined using the value in use method.

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

Based on the impairment review, the recoverable amounts of coal reserves of Moolarben and Stratford & Duralie, both of which are coal mines of Yancoal Australia, were determined to be less than the carrying amounts and hence resulting an impairment loss of RMB2,052.2 million predominantly due to forecasted global economic conditions and coal sales prices. The cash flow forecast used assumed an average long term real coal prices of US$67 – US$148 per tonne, AUD/US$ exchange rate declining from year end spot rate of AUD0.82 to AUD0.78 over the next five years and a post-tax discount rate of 11%. Production and capital costs were based on the estimate of forecasted geological conditions, stage of existing plant and equipment and future production levels. The recoverable amount is also dependent on the life of mines which is based on the annual coal production forecast.

Acquisition of subsidiaries

In 2013 and 2014, the Group acquired subsidiaries and businesses as set out in note 45 and 46. The Group determined whether the acquisition are to be accounted for as acquisition of business or as acquisition of assets by reference to a number of factors including (i) whether the acquiree has relevant input, process or output; (ii) whether the acquire has planned principal activities or is pursuing a plan to produce output and will be able to obtain access to customers.

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

Gross revenue disclosed below is same as the turnover (total revenue).

For management purposes, the Group is currently organized into three operating divisions—coal mining, coal railway transportation and methanol, electricity and heat supply. These divisions are the basis on which the Group reports its segment information.

Principal activities are as follows:

Coal mining	-	Underground and open-cut mining, preparation and sales of coal and potash mineral exploration
Coal railway transportation	-	Provision of railway transportation services
Methanol, electricity and heat supply	-	Production and sales of methanol and electricity and related heat supply services

The accounting policies of the reportable segments are same as the Group’s accounting policies described in note 4. Segment results represents the results of each segment without allocation of corporate expenses and directors’ emoluments, share of results of associates and joint ventures, interest income, interest expenses and income tax expenses. This is the measure reported to the chief operating decision maker for the purposes of resources allocation and assessment of segment performance.

Unallocated corporate income for the three years ended December 31, 2014 mainly included exchange gain and other sundry items. Unallocated corporate income for the year ended December 31, 2012 also included bargain purchase of RMB1,269,269,000.

Unallocated corporate expenses for the three years ended December 31, 2014 mainly included bank charges, salaries and other employee benefits, miscellaneous taxes and other sundry items.

Unallocated corporate assets at December 31, 2012, 2013 and 2014 mainly included cash at bank, investments in securities, deferred tax assets and other sundry items.

Unallocated corporate liabilities at December 31, 2012, 2013 and 2014 mainly included borrowings, deferred taxation and sundry items.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

6.	SEGMENT INFORMATION (continued)

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the year ended December 31, 2014
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	58,539,353	373,617	1,457,794	—	60,370,764
Inter-segment	457,681	74,157	530,671	(1,062,509)	—

Total	58,997,034	447,774	1,988,465	(1,062,509)	60,370,764

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2014
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
RESULT
Segment results	4,555,773	12,801	218,108	—	4,786,682

Unallocated corporate expenses					(1,990,316)
Unallocated corporate income					161,419
Interest income					835,931
Share of profit of associates	304,945	—	5,659	—	310,604
Share of loss of joint ventures	(320,829)	—	—	—	(320,829)
Interest expenses					(2,183,581)

Profit before income taxes					1,599,910
Income taxes					(1,112,807)

Profit for the year					487,103

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

6.	SEGMENT INFORMATION (continued)

BALANCE SHEET

	At December 31, 2014
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
ASSETS
Segment assets	106,340,138	384,587	5,169,555	111,894,280

Interests in associates	1,766,872	—	1,188,757	2,955,629
Interests in joint ventures	130,867	—	—	130,867
Unallocated corporate assets				18,117,338

				133,098,114

LIABILITIES
Segment liabilities	30,639,691	140,951	3,453,427	34,234,069
Unallocated corporate liabilities				52,865,529

				87,099,598

OTHER INFORMATION

	For the year ended December 31, 2014
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Corporate	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions (note 1)	5,296,579	4,984	2,096,313	91,527	7,489,403
Addition of investment in an associate	—	—	—	125,000	125,000
Amortization of intangible assets	1,103,089	—	13,393	—	1,116,482
Release of prepaid lease payments	10,302	5,372	3,214	—	18,888
Reversal of impairment loss on intangible assets	(731,332)	—	—	—	(731,332)
Impairment loss on inventories	4,241	—	—	—	4,241
Depreciation of property, plant and equipment	2,594,622	63,055	418,693	2,385	3,078,755
Impairment losses charged (reversed) on accounts receivable and other receivables	6,954	—	(693)	—	6,261

Note 1: Capital additions include those arising from the acquisition of equity interest in Ashton Coal Mines Limited.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

6.	SEGMENT INFORMATION (continued)

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the year ended December 31, 2013
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	54,444,843	457,898	1,499,085	—	56,401,826
Inter-segment	456,117	43,337	292,994	(792,448)	—

Total	54,900,960	501,235	1,792,079	(792,448)	56,401,826

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2013
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
RESULT
Segment results	1,844,605	22,720	403,702	—	2,271,027

Unallocated corporate expenses					(1,504,126)
Unallocated corporate income					71,395
Interest income					489,348
Share of (loss) profit of associates	(330,158)	—	564,055		233,897
Share of loss of joint ventures	(376,032)	—	—		(376,032)
Interest expenses					(1,765,777)

Loss before income taxes					(580,268)
Income taxes					394,815

Loss for the year					(185,453)

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

6.	SEGMENT INFORMATION (continued)

BALANCE SHEET

	At December 31, 2013
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
ASSETS
Segment assets	102,090,643	363,874	5,682,418	108,136,935

Interests in associates	1,561,859	—	1,183,098	2,744,957
Interests in joint ventures	488,350	—	—	488,350
Unallocated corporate assets				16,087,947

				127,458,189

LIABILITIES
Segment liabilities	31,275,948	170,879	3,735,244	35,182,071
Unallocated corporate liabilities				48,290,057

				83,472,128

OTHER INFORMATION

	For the year ended December 31, 2013
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Corporate	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions (note 1)	18,709,633	22,285	1,519,220	36	20,251,174
Amortization of intangible assets	1,323,031	—	2,047	—	1,325,078
Release of prepaid lease payments	10,020	5,372	3,336	—	18,728
Impairment loss on intangible assets	2,052,238	—	—	—	2,052,238
Impairment loss on inventories	58,274	—	—	—	58,274
Depreciation of property, plant and equipment	2,612,359	68,098	442,392	2,104	3,124,953
Impairment losses (reversed) charged on accounts receivable and other receivables	(3,799)	—	2,683	374	(742)

Note 1: Capital additions include those arising from the acquisition of Hao Sheng during the year.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

6.	SEGMENT INFORMATION (continued)

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the year ended December 31, 2012
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	56,200,600	464,068	1,481,516	—	58,146,184
Inter-segment	219,230	32,560	284,425	(536,215)	—

Total	56,419,830	496,628	1,765,941	(536,215)	58,146,184

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2012
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
RESULT
Segment results	6,980,578	(52,848)	91,420	—	7,019,150

Unallocated corporate expenses					(2,159,979)
Unallocated corporate income					1,987,137
Interest income					722,336
Share of profit of associates	33,552	—	108,434	—	141,986
Share of loss of joint ventures	(191,575)	—	—	—	(191,575)
Interest expenses					(1,448,679)

Profit before income taxes					6,070,376
Income taxes					(36,189)

Profit for the year					6,034,187

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

6.	SEGMENT INFORMATION (continued)

BALANCE SHEET

	At December 31, 2012
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
ASSETS
Segment assets	98,354,842	558,152	5,300,584	104,213,578

Interests in associates	192,081	—	2,432,195	2,624,276
Interests in joint ventures	998,627	—	—	998,627
Unallocated corporate assets				14,328,595

				122,165,076

LIABILITIES
Segment liabilities	30,657,045	66,649	4,326,014	35,049,708
Unallocated corporate liabilities				38,395,238

				73,444,946

OTHER INFORMATION

	For the year ended December 31, 2012
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Corporate	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Capital additions (note 1)	19,170,069	33,835	1,605,265	70	20,809,239
Investments in associates	3,927	—	810,000	—	813,927
Amortization of intangible assets	1,175,548	—	2,047	—	1,177,595
Release of prepaid lease payments	9,778	5,372	3,213	—	18,363
Impairment loss on property, plant and equipment	226,925	—	—	—	226,925
Impairment loss on intangible assets	417,214	—	—	—	417,214
Impairment loss on inventories	140,883	—	—	—	140,883
Impairment loss on goodwill	17,625	—	—	—	17,625
Depreciation of property, plant and equipment	2,293,828	78,668	443,746	3,162	2,819,404
Impairment losses charged (reversed) on accounts receivable and other receivables	7,270	—	(818)	—	6,452

Note 1:	Capital additions include those arising from the acquisition of assets under the asset transfer agreement with the Parent Company and its subsidiary and the acquisition of Gloucester during the year.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

6.	SEGMENT INFORMATION (continued)

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

The geographical information of revenue are as follows:

	Revenue from external customers
	For the year ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
The PRC (place of domicile)	52,912,594	47,299,887	48,518,837
Australia	1,346,979	2,130,591	2,297,615
Others	6,111,191	6,971,348	7,329,732

Total	60,370,764	56,401,826	58,146,184

The geographical information of specified non-current assets are as follows:

	Specified non-current assets
	At December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
The PRC (place of domicile)	55,636,862	52,741,341	36,991,705
Australia	30,275,107	32,090,208	41,205,313
Canada	1,646,191	1,691,407	1,832,719

Total non-current assets	87,558,160	86,522,956	80,029,737

For the year ended December 31, 2014, the revenue from mining segment amounted to RMB58,539,353,000 (2013: RMB54,444,843,000; 2012: RMB56,200,600,000) which including sales to the Group’s largest customer located in the PRC of approximately RMB2,235,199,000 (2013: RMB3,243,219,000; 2012: RMB3,651,630,000). As at December 31, 2014, accounts receivable from this customer accounted for nil (2013: 10.29%) of the Group’s total accounts receivable.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

7.	SALES OF COAL AND TRANSPORTATION COSTS OF SALES

	Year ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Coal sold in the PRC	51,125,696	45,342,904	46,573,253
Coal sold outside the PRC	7,413,657	9,101,939	9,627,347

Total coal sold	58,539,353	54,444,843	56,200,600

Transportation costs for coal sold in the PRC	880,224	444,306	281,816
Transportation costs for coal sold outside the PRC	1,411,370	1,579,890	1,822,409

Total transportation costs	2,291,594	2,024,196	2,104,225

8.	COST OF SALES AND SERVICE PROVIDED

	Year ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Materials	2,972,296	3,022,210	3,162,130
Wages and employee benefits	6,405,198	6,724,456	7,282,018
Electricity	622,505	764,353	699,648
Depreciation	2,230,146	2,404,252	2,057,092
Land subsidence, restoration, rehabilitation and environmental costs	1,299,711	1,440,621	1,781,267
Environmental management expenses	40,555	128,784	129,235
Annual fee and amortization of mining rights (note 23)	1,103,089	1,304,972	1,305,410
Transportation costs	13,785	15,965	80,093
Cost of traded coal	31,372,479	22,834,366	21,522,897
Business tax and surcharges	532,965	541,676	599,784
Others	2,964,773	3,330,183	3,529,414

	49,557,502	42,511,838	42,148,988

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

9.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Wages and employee benefits	2,022,643	1,894,073	1,830,614
Staff training costs	6,135	4,558	7,630
Depreciation	396,120	417,204	343,133
Distribution charges	1,491,701	1,448,114	1,292,216
Resource compensation fees (note)	164,237	209,493	248,377
Repairs and maintenance	433,958	354,071	693,380
Research and development	33,929	45,110	62,406
Freight charges	42,704	41,185	34,800
Impairment loss on property, plant and equipment	—	—	226,925
Provision for bad debts	6,261	23,931	10,627
Impairment loss on intangible assets	—	2,052,238	417,214
Impairment loss on goodwill (note 25)	—	—	17,625
Impairment loss on inventories	8,621	58,274	140,883
Legal and professional fees	76,148	129,496	269,155
Social welfare and insurance	63,937	51,255	207,150
Utilities relating to administrative buildings	137,200	80,042	139,942
Environmental protection	9,518	5,552	46,022
Travelling, entertainment and promotion	102,299	102,670	169,062
Exchange loss, net	—	1,686,001	—
Coal price adjustment fund	228,193	424,017	403,632
Bonus payments	—	17,154	11,050
Other sundry taxes	687,433	352,601	397,853
Others	158,847	983,674	1,017,940

	6,069,884	10,380,713	7,987,636

Note:	In accordance with the relevant regulations, the Group pays resource compensation fees (effectively a government levy) to the Ministry of Geology and Mineral Resources at the rate of 1% on the sales value of raw coal.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

10.	OTHER INCOME

	Year ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Dividend income	7,385	71,395	3,702
Gain on sales of auxiliary materials	71,060	37,658	32,300
Government grants	238,083	169,957	72,867
Interest income	835,931	489,348	722,336
Exchange gain, net	154,034	—	714,166
Bargain purchase	147,993	—	1,269,269
Gain on disposals of property, plant and equipment	5,986	14,973	9,862
Reversal of impairment loss on intangible assets (note 23)	731,332	—	—
Others	190,382	237,246	105,943

	2,382,186	1,020,577	2,930,445

The above dividend income is from listed investments.

11.	INTEREST EXPENSES

	Year ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Interest expenses on:
- bank and other borrowings wholly repayable within 5 years	2,631,542	1,565,693	1,453,459
- bank and other borrowings not wholly repayable within 5 years	196,343	418,606	88,550
- bills receivable discounted without recourse	2,738	9,341	2,367

	2,830,623	1,993,640	1,544,376
Less: interest expenses capitalized into construction in progress (capitalization rate for the year ended December 31, 2014, 2013 and 2012: 6.00% - 6.90%, 6.40% - 6.55% and 6.40% - 7.05% respectively)	(647,042)	(227,863)	(95,697)

	2,183,581	1,765,777	1,448,679

12.	INCOME TAXES

	Year ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Income taxes:
Current taxes	1,421,048	1,991,862	1,328,624
Under (Over) provision in prior years	19,119	(286,292)	142,957

	1,440,167	1,705,570	1,471,581
Deferred taxes (note 39):
Australian Minerals Resources Rent Tax (Note)	602,180	141,182	(1,550,277)
Others	(929,540)	(2,241,567)	114,885

	1,112,807	(394,815)	36,189

Except An Yuan Coal Mine and Xintai, the Company and its subsidiaries in the PRC are subject to a standard income tax rate of 25% on its taxable income (2013: 25%; 2012: 25%).

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

12.	INCOME TAXES (continued)

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

During 2013, the Australian Government released an exposure draft legislation which proposed to repeal the MRRT legislation. On 5 September 2014, the Minerals Resource Rent Tax Repeal and Other Measures Act 2014 received royal assent. Entities would not be required to pay MRRT commencing on 1 October 2014, accordingly, the current and deferred MRRT assets and liabilities have been derecognised in 2014.

The total charge for the year can be reconciled to the profit per the consolidated income statement as follows:

	Year ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Standard income tax rate in the PRC	25%	25%	25%
Standard income tax rate applied to income before income taxes	399,977	(145,067)	1,517,594
Reconciling items:
Effect of expense (income) exempt from taxation	127,389	(83,106)	(668,039)
Deemed interest income from subsidiaries subject to tax	250,699	210,978	142,361
Tax effect of tax losses not recognized	314,680	210,460	202,744
Under (Over) provision in prior years	19,119	(286,293)	142,957
MRRT	421,526	96,223	(1,085,194)
Utilization of unrecognized tax losses in prior years	(172,892)	(62,637)	(20,700)
Effect of tax rate differences in other taxation jurisdictions	(156,363)	(383,370)	17,768
Others	(91,328)	47,997	(213,302)

Income taxes	1,112,807	(394,815)	36,189

Effective income tax rate	69.55%	68%	0.6%

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

13.	PROFIT (LOSS) BEFORE INCOME TAXES

	Year ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Profit (Loss) before income taxes has been arrived at after charging:
Amortization of intangible assets	1,116,482	1,325,078	1,177,595
Depreciation of property, plant and equipment
- under finance leases	15,935	32,129	8,180
- self-owned	3,062,820	3,092,824	2,811,224

Total depreciation and amortization	4,195,237	4,450,031	3,996,999

Release of prepaid lease payments	18,888	18,728	18,363
Impairment loss recognised in respect of:
- Property, plant and equipment	—	—	226,925
- Intangible assets	—	2,052,238	417,214
- Goodwill	—	—	17,625
- Inventories	8,621	58,274	140,883
Auditors’ remuneration	15,325	23,771	19,916
Staff costs, including directors’, chief executive director’s supervisors’ and management team’s emoluments	10,056,870	9,811,721	10,022,134
Retirement benefit scheme contributions (included in staff costs above)	1,865,769	2,153,433	3,657,504
Cost of inventories	34,942,943	26,437,983	25,425,263
Research and development costs	33,929	45,110	62,406
Operating lease charges in respect of leased premises	55,230	65,043	72,400
Provision (Reversal) of impairment loss on accounts receivable and other receivables, net and crediting:	6,261	(742)	6,452
Gain on disposal of property, plant and equipment	(5,986)	(14,973)	(9,862)
Exchange (gain) loss, net	(154,034)	1,686,001	(714,166)
Reversal of impairment loss on intangible assets	(731,332)	—	—

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

14.	DIRECTORS’, CHIEF EXECUTIVE DIRECTOR’S, SUPERVISORS’ AND MANAGEMENT TEAM’S REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS

Directors’, chief executive director’s, supervisors’ and management team’s emoluments

Details of the directors’, chief executive director’s, supervisors’ and management team’s emoluments are as follows:

	For the year ended December 31, 2014
	Fees	Salaries, allowance and other benefits in kind	Retirement benefit scheme contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Independent non-executive directors
Wang Xiaojun	130	—	—	130
Wang Xianzheng	54	—	—	54
Cheng Faguang	54	—	—	54
Xue Youzhi	130	—	—	130
Wang Lijie	76	—	—	76
Jia Shaohua	76	—	—	76

	520	—	—	520

Executive directors
Zhang Xinwen*	—	—	—	—
Wang Xin*	—	—	—	—
Zhang Yingmin	—	226	42	268
Li Weimin*	—	—	—	—
Wu Yuxiang	—	518	101	619
Zhang Baocai	—	2,074	102	2,176
Dong Yunqing	—	322	62	384
Yin Mingde	—	876	172	1,048
Wu Xiangqian	—	859	169	1,028
Jiang Qing Quan	—	396	76	472

	—	5,271	724	5,995

Chief executive director
Li Xiyong*	—	—	—	—

Supervisors
Shi Xuerang*	—	—	—	—
Song Guo*	—	—	—	—
Zhang Shengdong*	—	—	—	—
Zhou Shoucheng*	—	—	—	—
Zhen Ailan*	—	—	—	—
Wei Huanmin	—	539	105	644
Xu Bentai	—	566	110	676
Guo Jun	—	794	156	950
Chen Zhong Yi	—	290	55	345

	—	2,189	426	2,615

Other management team
Liu Chun	—	547	107	654
He Ye*	—	—	—	—
Tian Fengze	—	558	109	667
Shi Chengzhong	—	547	107	654
Ni Xinghua	—	570	111	681
Lai Cunliang*	—	—	—	—
Wang Fuqi	—	391	75	466
Ding Guangmu	—	373	72	445
Zhao Honggang	—	217	41	258

	—	3,203	622	3,825

Total	520	10,663	1,772	12,955

*	Emoluments paid to these directors, chief execustive, supervisors and management team were borne by the Parent company.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

14.	DIRECTORS’, CHIEF EXECUTIVE DIRECTOR’S, SUPERVISORS’ AND MANAGEMENT TEAM’S REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS (continued)

Directors’, chief executive director’s, supervisors’ and management team’s emoluments (continued)

Details of the directors’, chief executive director’s, supervisors’ and management team’s emoluments are as follows:

	For the year ended December 31, 2013
	Fees	Salaries, allowance and other benefits in kind	Retirement benefit scheme contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Independent non-executive directors
Wang Xiaojun	130	—	—	130
Wang Xianzheng	130	—	—	130
Cheng Faguang	130	—	—	130
Xue Youzhi	130	—	—	130

	520	—	—	520

Executive directors
Zhang Xinwen*	—	—	—	—
Wang Xin*	—	—	—	—
Zhang Yingmin	—	512	100	612
Li Weimin*	—	—	—	—
Shi Xuerang*	—	—	—	—
Wu Yuxiang	—	468	91	559
Zhang Baocai	—	469	92	561
Dong Yunqing	—	470	92	562

	—	1,919	375	2,294

Chief executive director	—
Li Xiyong*	—	—	—	—

Supervisors
Song Guo*	—	—	—	—
Zhang Shengdong*	—	—	—	—
Zhou Shoucheng*	—	—	—	—
Zhen Ailan*	—	—	—	—
Wei Huanmin	—	470	92	562
Xu Bentai	—	461	90	551

	—	931	182	1,113

Other management team
Liu Chun	—	490	96	586
He Ye	—	417	81	498
Tian Fengze	—	486	95	581
Shi Chengzhong	—	481	94	575
Ni Xinghua	—	497	97	594
Lai Cunliang	—	766	—	766

	—	3,137	463	3,600

Total	520	5,987	1,020	7,527

*	Emoluments paid to these directors, chief execustive and supervisors were borne by the Parent company.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

14.	DIRECTORS’, CHIEF EXECUTIVE DIRECTOR’S, SUPERVISORS’ AND MANAGEMENT TEAM’S REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS (continued)

Directors’, chief executive director’s, supervisors’ and management team’s emoluments (continued)

Details of the directors’, chief executive director’s, supervisors’ and management team’s emoluments are as follows:

	For the year ended December 31, 2012
	Fees	Salaries, allowance and other benefits in kind	Retirement benefit scheme contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Independent non-executive directors
Wang Xiaojun	130	—	—	130
Wang Xianzheng	130	—	—	130
Cheng Faguang	130	—	—	130
Xue Youzhi	130	—	—	130

	520	—	—	520

Executive directors
Wang Xin*	—	—	—	—
Zhang Yingmin	—	728	146	874
Shi Xuerang*	—	—	—	—
Wu Yuxiang	—	505	101	606
Zhang Baocai	—	517	103	620
Dong Yunqing	—	520	104	624

	—	2,270	454	2,724

Chief executive director	—
Li Weimin*	—	—	—	—

Supervisors
Song Guo*	—	—	—	—
Zhang Shengdong*	—	—	—	—
Zhou Shoucheng*	—	—	—	—
Zhen Ailan*	—	—	—	—
Wei Huanmin	—	516	103	619
Xu Bentai	—	506	101	607

	—	1,022	204	1,226

Other management team
Liu Chun	—	564	113	677
He Ye	—	720	144	864
Tian Fengze	—	529	106	635
Shi Chengzhong	—	543	109	652
Ni Xinghua	—	553	111	664
Lai Cunliang	—	690	—	690

	—	3,599	583	4,182

Total	520	6,891	1,241	8,652

*	Emoluments paid to these directors, chief execustive and supervisors were borne by the Parent company.

No directors waived any of their emoluments in each of the year ended December 31, 2014, 2013 and 2012.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

14.	DIRECTORS’, CHIEF EXECUTIVE DIRECTOR’S, SUPERVISORS’ AND MANAGEMENT TEAM’S REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS (continued)

Employees’ emoluments

The five highest paid individuals in the Group included three directors for the year ended December 31, 2014 (2013: nil; 2012: nil). The emoluments of the five highest paid individuals (2013: five; 2012: five) were stated as follows:

	Year ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Salaries, allowance and other benefits in kind	16,801	19,496	18,877
Retirement benefit scheme contributions	586	453	538
Discretionary bonuses	6,655	2,820	5,827

	24,042	22,769	25,242

Their emoluments were within the following bands:

	Year ended December 31,
	2014	2013	2012
	No. of employees	No. of employees	No. of employees
HK$ 1,000,001 to HK$ 1,500,000	2	—	—
HK$ 2,500,001 to HK$ 3,000,000	1	1	—
HK$ 3,500,001 to HK$ 4,000,000	—	1	2
HK$ 4,500,001 to HK$ 5,000,000	—	1	1
HK$ 5,500,001 to HK$ 6,000,000	—	—	1
HK$ 6,000,001 to HK$ 6,500,000	—	1	—
HK$ 10,000,001 to HK$ 10,500,000	1	—	—
HK$ 11,000,001 to HK$ 11,500,000	—	1	—
HK$ 12,000,001 to HK$ 12,500,000	—	—	1
HK$ 16,000,001 to HK$ 16,500,000	1	—	—

15.	DIVIDEND RECOGNIZED AS DISTRIBUTION DURING THE YEAR

	Year ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
2013 final dividend, RMB 0.020 per share (2013: 2012 final dividend, RMB 0.360 per share; 2012: 2011 final dividend, RMB 0.570 per share)	98,368	1,770,624	2,803,488

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

15.	DIVIDENDS RECOGNIZED AS DISTRIBUTION DURING THE YEAR (continued)

In the annual general meeting held on June 22, 2012, a final dividend of RMB0.570 per share in respect of the year ended December 31, 2011 was approved by the shareholders and paid to the shareholders of the Company.

In the annual general meeting held on May 15, 2013, a final dividend in of RMB0.360 per share in respect of the year ended December 31, 2012 was approved by the shareholders and paid to the shareholders of the Company.

In the annual general meeting held on May 14, 2014, a final dividend of RMB0.020 per share in respect of the year ended December 31, 2013 was approved by the shareholders and paid to the shareholders of the Company.

The board of directors proposes to declare a final dividend of approximately RMB 98,368,000 calculated based on a total number of 4,918,400,000 shares issued at RMB1 each, at RMB 0.020, in respect of the year ended December 31, 2014. The declaration and payment of the final dividend needs to be approved by the shareholders of the Company by way of an ordinary resolution in accordance with the requirements of the Company’s Articles of Association. A shareholders’ general meeting will be held for the purpose of considering and, if thought fit, approving this ordinary resolution.

16.	EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share attributable to the equity holders of the Company for the years ended December 31, 2014, 2013 and 2012 is based on the profit attributable to the equity holders of the Company for the year of RMB766,158,000, RMB777,368,000 and RMB6,065,570,000 and on the 4,918,400,000 shares in issue, during each of the three years.

The earnings per ADS have been calculated based on the profit for the relevant periods and on one ADS, being equivalent to 10 H shares.

On December 31, 2014, the Conpany’s subsidiary issued subordinated capital notes. Noteholders will be permitted to convert the subordinated capital notes into 1,000 Yancoal Australia Limited ordinary shares.

Diluted earnings per share for the years ended December 31, 2014 equals to the basic earnings per share as the potential ordinary shares on exercise of subordinated capital notes were not included in the calculation of diluted earnings per share because they are anti-dilutive.

No diluted earnings per share have been presented for the years ended December 31, 2013 and 2012, as there were no dilutive potential shares in issue.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

17.	BANK BALANCES AND CASH/TERM DEPOSITS AND RESTRICTED CASH

Bank balances carry interest at market rates which ranged from 0.35% to 3.35% (2013: from 0.35% to 3.10%) per annum.

At the balance sheet date, the restricted cash of the PRC subsidiaries represents the deposits paid for safety work as required by the State Administrative of work safety and bank acceptance bill deposit which carry interest at market rates of 0.01%-0.6% (2013: 0.01%-0.60%) the remaining portion represents deposits placed as guarantee for the future payment of land subsidence as required by the Australian government, which carry interest at average rate of 1.85% (2013: 1.13%).

Term deposits was pledged to certain banks as security for loans and banking facilities granted to the Group, which carry fixed interest rate ranging from 0.60%-4.25% (2013: 0.50%-4.75%).

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

18.	BILLS AND ACCOUNTS RECEIVABLE

	At December 31,
	2014	2013
	RMB’000	RMB’000
Accounts receivable	2,029,449	1,469,676
Less: Impairment loss	(13,697)	(8,289)

	2,015,752	1,461,387
Bills receivable	5,068,353	7,558,118

Total bills and accounts receivable, net	7,084,105	9,019,505

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

The following is an aged analysis of bills and accounts receivable, net of provision for impairment, based on the invoice dates at the balance sheet dates:

	At December 31,
	2014	2013
	RMB’000	RMB’000
1 - 90 days	6,625,097	8,685,054
91 - 180 days	187,440	316,681
181 - 365 days	259,850	4,689
Over 1 year	11,718	13,081

	7,084,105	9,019,505

Before accepting any new customer, the Group assesses the potential customer’s credit quality and defines credit limits by customer. Limits attributed to customers are reviewed once a year.

There are no significant trade receivables which are past due but not yet impaired on both balance sheet dates. The Group does not hold any collateral over these balances. The average age of these receivables is 57 days (2013: 49 days). The management closely monitors the credit quality of accounts receivable and consider the balance that are neither past due nor impaired are of good credit quality.

The Group has provided fully for all receivables over 3 years because historical experience is such that receivables that are past due beyond 3 years are generally not recoverable. For receivable aged over 4 years and considered irrecoverable by the management will be written off.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

18.	BILLS AND ACCOUNTS RECEIVABLE (continued)

An analysis of the impairment loss on bills and accounts receivable for 2014 and 2013 are as follows:

	2014	2013
	RMB’000	RMB’000
Balance at January 1	8,289	2,532
Provided for the year	12,673	21,351
Reversal	(7,265)	(15,594)

Balance at December 31	13,697	8,289

Included in the allowance for doubtful debts is an allowance of RMB13,697,000 (2013: RMB8,289,000) for individually impaired trade receivables, which are mainly due from corporate customers in the PRC and considered irrecoverable by the management after consideration on the credit quality of those individual customers, the ongoing relationship with the Group and the aging of these receivables. The impairment recognized represents the difference between the carrying amount of these trade receivables and the present value of the amounts. The Group does not hold any collateral over these balances.

19.	ROYALTY RECEIVABLE

	At December 31,
	2014	2013
	RMB’000	RMB’000
As at January 1	1,134,374	1,349,447
Cash received	(79,924)	(78,801)
Unwinding discount	116,444	126,949
Exchange re-alignment	(84,196)	(229,059)
Change in fair value	(87,634)	(34,162)

As at December 31	999,064	1,134,374

Presented as:
Current portion	89,137	105,584
Non- current portion	909,927	1,028,790

	999,064	1,134,374

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

20.	INVENTORIES

	At December 31,
	2014	2013
	RMB’000	RMB’000
COST
Methanol	17,966	23,039
Auxiliary materials, spare parts and small tools	393,683	495,293
Coal products	1,058,831	1,070,888

	1,470,480	1,589,220

21.	PREPAYMENTS AND OTHER RECEIVABLES

	At December 31,
	2014	2013
	RMB’000	RMB’000
Advances to suppliers (i)	2,009,055	1,181,271
Prepaid relocation costs of inhabitants	2,102,117	2,192,952
Advance to an associate (ii)	1,250,000	—
Others (i)	1,858,079	1,885,353

	7,219,251	5,259,576

(i)	Included in the above balances as of December 31, 2014 is an impairment loss of RMB19,165,000 (2013: RMB18,312,000).

The Group has provided fully for all receivables over 3 years because historical experience is such that receivables that are past due beyond 3 years are generally not recoverable. Receivable will be written off, if aged over 4 years and considered irrecoverable by the management after considering the credit quality of the individual party and the nature of the amount overdue. During the year ended December 31, 2014, there was no written off against prepayments and other receivables (2013: RMB481,000).

(ii)	The advance to an associate is guaranteed by the Parent Company, interest-bearing at 6% per annum and repayable on demand.

22.	PREPAID LEASE PAYMENTS

	At December 31,
	2014	2013
	RMB’000	RMB’000
Current portion	22,343	18,701
Non-current portion	776,751	676,202

	799,094	694,903

The amounts represent prepaid lease payments for land use rights which are situated in the PRC and have a term of 45 to 50 years from the date of grant of land use rights certificates.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

23.	INTANGIBLE ASSETS

	Mining reserves	Mining resources	Potash mineral exploration permit	Technology	Water Licenses	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
COST
At January 1, 2013	28,962,770	5,299,755	1,665,226	163,408	132,407	150,009	36,373,575
Exchange re-alignment	(3,554,938)	(863,376)	(162,965)	(27,655)	(1,327)	(19,481)	(4,629,742)
Acquisition of Hao Sheng (note 45)	12,089,682	—	—	—	—	—	12,089,682
Additions for the year	9,566	21,997	—	—	—	688	32,251
Disposals	—	—	—	—	—	(18,075)	(18,075)
Reclassification	30,296	4,114	(34,410)	—	—	—	—

At December 31, 2013 and at January 1, 2014	37,537,376	4,462,490	1,467,851	135,753	131,080	113,141	43,847,691
Exchange re-alignment	(1,358,252)	(275,058)	(109,867)	(10,319)	(495)	(8,481)	(1,762,472)
Additions for the year	—	16,635	—	100,983	—	11,010	128,628
Acquisition of Ashton Coal Mines Limited (note 46)	782,928	—	—	—	—	—	782,928

At December 31, 2014	36,962,052	4,204,067	1,357,984	226,417	130,585	115,670	42,996,775

AMORTIZATION AND IMPAIRMENT
At January 1, 2013	2,544,570	163,408	—	—	—	31,352	2,739,330
Exchange re-alignment	(479,201)	(27,655)	—	—	(58)	(4,754)	(511,668)
Provided for the year	1,304,972	—	—	—	311	19,795	1,325,078
Impairment loss	2,052,238	—	—	—	—	—	2,052,238
Eliminated on disposals	—	—	—	—	—	(13,675)	(13,675)

At December 31, 2013 and at January 1, 2014	5,422,579	135,753	—	—	253	32,718	5,591,303
Exchange re-alignment	(254,416)	(10,317)	—	—	(344)	(2,150)	(267,227)
Provided for the year	1,103,089	—	—	—	272	13,121	1,116,482
Reversal of impairment loss	(731,332)	—	—	—	—	—	(731,332)

At December 31, 2014	5,539,920	125,436	—	—	181	43,689	5,709,226

CARRYING VALUE
At December 31, 2014	31,422,132	4,078,631	1,357,984	226,417	130,404	71,981	37,287,549

At December 31, 2013	32,114,797	4,326,737	1,467,851	135,753	130,827	80,423	38,256,388

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

23.	INTANGIBLE ASSETS (continued)

The Parent Company and the Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay to the Parent Company, effective from September 25, 1997, an annual fee of RMB12,980,000 as compensation for the Parent Company’s agreement to give up the mining rights associated with the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine and Jining II. Revised compensation fees was settled with the government authority directly in 2012.

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

Amortization expense of the mining rights for the year of RMB1,103,089,000 (2013: RMB1,304,972,000) has been included in cost of sales and service provided. Amortization expense of other intangible assets for the year of RMB13,393,000 (2013: RMB20,106,000) has been included in selling, general and administrative expenses.

At December 31, 2014, intangible assets with a carrying amount of approximately RMB13,045,169,000 (2013: RMB10,426,786,000) have been pledged to secure the Group’s borrowings (note 35).

Given the continuing decrease in coal price during the year ended December 31, 2013, management performed impairment test for the Group’s intangible assets and concluded that the recoverable amount of cash generating units, Moolarben Coal Mine and Stratford Coal Mine were below its carrying amount. RMB2,052,238,000 impairment loss has been recognized accordingly. The recoverable amounts of the aforesaid cash generating units amounting to RMB 12,227,722,000 have been determined based on value in use, which has been calculated using a discounted cash flow model with an assumption of post-tax discount rate of 11%.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

23.	INTANGIBLE ASSETS (continued)

During the year ended December 31, 2014, there has been an improvement in current and life of mine operating costs and an increase in the JORC reserves at the Moolarben mine. These factors have been considered a trigger for impairment reversal. An impairment reversal of RMB731,332,000 has been recognised through the profit or loss. The recoverable amount for Moolarben was determined to be approximately RMB10.5 billion.

The recoverable amount has been determined using the fair value less costs of disposal method. To provide an indication about the reliability of the inputs used in determining fair value the accounting standards prescribe three levels under which fair value measurements should be categorised (refer to Note 44c for further details). The fair value model adopted has been categorised as level 3.

Fair value less costs of disposal has been determined using a discounted cash flow model. The key assumptions to which the model is most sensitive include:

•	Coal prices

•	Foreign exchange rates

•	Production and capital costs

•	Discount rate

•	Coal reserves and resources

In determining the value assigned to each key assumption, management has used external sources of information and utilised the expertise of external consultants and experts within the Group to validate entity specific assumptions such as coal reserves and resources.

Furthermore, the Group’s cash flow forecasts are based on estimates of future coal prices, which assume market prices will revert to the Group’s assessment of the average long term real coal prices of US$67- US$108 per tonne for thermal coal and US$96 - US$148 per tonne for metallurgical coal in the export market of the Australian subsidiaries. The Group receives long term forecast coal price data from multiple externally verifiable sources when determining its coal price forecasts, making adjustments for specific coal quality factors. For both thermal and metallurgical coal the price forecast that results in the recoverable amount exceeding the book value is within the range of external price forecasts.

The long term AUD/USD forecast exchange rate of $0.78 is based on externally verifiable sources. The year-end AUD/USD exchange rate was $0.82 per the Reserve Bank of Australia.

Production and capital costs are based on the Group’s estimate of forecasted geological conditions, stage of existing plant and equipment and future production levels. This information is obtained from internally maintained budgets, the five year business plan, life of mine models, life of mine plans and project evaluations performed by the Group in its ordinary course of business.

The Group has applied a post-tax discount rate of 11% to discount the forecast future attributable post-tax cash flows. The post-tax discount rate applied to the future cash flow forecasts represent an estimate of the rate the market would apply having regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. This rate is also consistent with the Group’s five year business plan, life of mine models and project evaluations performed in ordinary course of business.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

24.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land in Australia	Buildings	Railway structures	Mining structures	Plant, machinery and equipment	Transportation equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
COST
At January 1, 2013	1,155,558	4,653,763	1,693,842	7,857,738	25,631,281	710,115	14,208,642	55,910,939
Exchange re-alignment	(207,634)	(101,418)	—	(597,550)	(1,813,341)	—	(393,772)	(3,113,715)
Acquisition of Hao Sheng (note 45)	—	—	—	—	390	1,533	300,282	302,205
Additions	6,166	348	569	96,174	282,593	1,118	7,440,068	7,827,036
Transfers	127,168	153,430	224,452	1,501,975	2,921,184	33,357	(4,961,566)	—
Reclassification	(2,786)	2,501	—	40,250	(39,965)	—	—	—
Disposals	—	(18,566)	(4,096)	(8,215)	(1,214,653)	(19,078)	—	(1,264,608)

At December 31, 2013 and January 1, 2014	1,078,472	4,690,058	1,914,767	8,890,372	25,767,489	727,045	16,593,654	59,661,857
Exchange re-alignment	(87,567)	(40,686)	—	(271,787)	(753,045)	—	(121,220)	(1,274,305)
Acquisition of Ashton Coal Mines Limited (note 46)	124,856	4,312	—	46,519	70,355	—	—	246,042
Additions	—	144,678	—	59,058	24,051	—	5,933,308	6,161,095
Transfers	18,683	285,957	1,330,184	1,122,330	5,450,621	21,082	(8,228,857)	—
Reclassification	(1,783)	1,312	—	(8,925)	9,396	—	—	—
Disposals	—	(7,286)	(12,248)	(14,997)	(259,980)	(18,417)	(54,111)	(367,039)

At December 31, 2014	1,132,661	5,078,345	3,232,703	9,822,570	30,308,887	729,710	14,122,774	64,427,650

ACCUMULATED DEPRECIATION AND IMPAIRMENT
At January 1, 2013	—	1,947,912	1,037,320	2,836,842	10,180,087	405,675	—	16,407,836
Exchange re-alignment	—	(12,049)	—	(136,142)	(419,904)	—	—	(568,095)
Provided for the year	—	179,219	160,032	426,565	2,315,487	43,650	—	3,124,953
Eliminated on disposals	—	(6,623)	(3,257)	(8,103)	(1,162,398)	(18,964)	—	(1,199,345)

At December 31, 2013 and January 1, 2014	—	2,108,459	1,194,095	3,119,162	10,913,272	430,361	—	17,765,349
Exchange re-alignment	—	(7,482)	—	(70,416)	(221,275)	—	—	(299,173)
Provided for the year	—	176,150	162,189	527,544	2,174,317	38,555	—	3,078,755
Reclassification	—	225	—	(9,621)	9,396	—	—	—
Eliminated on disposals	—	(5,200)	(9,084)	(14,769)	(244,756)	(18,084)	—	(291,893)

At December 31, 2014	—	2,272,152	1,347,200	3,551,900	12,630,954	450,832	—	20,253,038

CARRYING VALUE
At December 31, 2014	1,132,661	2,806,193	1,885,503	6,270,670	17,677,933	278,878	14,122,774	44,174,612

At December 31, 2013	1,078,472	2,581,599	720,672	5,771,210	14,854,217	296,684	16,593,654	41,896,508

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

24.	PROPERTY, PLANT AND EQUIPMENT (continued)

The following estimated useful lives are used for the depreciation of property, plant and equipment, other than construction in progress and freehold land:

Buildings	10 to 30 years
Railway structures	15 to 25 years
Plant, machinery and equipment	2.5 to 25 years
Transportation equipment	6 to 40 years

Transportation equipment includes vessels, harbor works and crafts which are depreciated over the estimated useful lives of 18 and 40 years respectively.

The mining structures include the main and auxiliary mine shafts and underground tunnels. Depreciation is provided to write off the cost of the mining structures using the units of production method based on the estimated production volume for which the structure was designed and the contractual period of the relevant mining rights.

During the year ended December 31, 2014, the directors conducted a review of the Group’s mining assets and determined that no assets were impaired due to physical damage and technical obsolescence (2013: nil).

At December 31, 2014, property, plant and equipment with carrying amount of approximately RMB3,134,300,000 (2013: RMB7,197,336,000) have been pledged to secure bank borrowings of the Group (note 35).

At December 31, 2014, the carrying amount of property, plant and equipment held under finance leases of the group was RMB227,391,000 (2013: RMB266,655,000).

The Group assessed the recoverable amount of property, plant and equipment and no impairment loss are recognized (2013:Nil) (included in selling, general and administrative expenses) for the year ended December 31, 2014.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

25.	GOODWILL

	2014	2013
	RMB’000	RMB’000
NET CARRYING VALUE
At January 1	2,460,551	2,573,811
Exchange re-alignment	(34,622)	(113,260)
Derecognition	(193,178)	—

At December 31	2,232,751	2,460,551

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units that are expected to benefit from that business combination. The carrying amount of goodwill had been allocated as follows:

	At December 31,
	2014	2013
	RMB’000	RMB’000
Mining
- Jining II	10,106	10,106
- Shandong Yanmei Shipping Co., Ltd	10,046	10,046
- Heze	35,645	35,645
- Shanxi Group	145,613	145,613
- Yancoal Resources	306,224	532,227
- Syntech	21,947	23,744
- Premier Coal and Wesfarmers Char	13,648	14,614
- Xintai	653,837	653,837
- Beisu and Yangcun	712,214	712,214
Coal Railway Transportation
- Railway Assets	97,240	97,240
Electricity and heat supply
- Hua Ju Energy	239,879	239,879
Impairment loss	(13,648)	(14,614)

	2,232,751	2,460,551

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

25.	GOODWILL (continued)

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

The cash flow model was based on financial budgets approved by management covering a 5-year period with an assumption of post-tax discount rate of 8-11% (2013: 8-11%). It represent an estimate of the rate the market would apply having regard to the time value of money and the risks specific to the asset. Externally verifiable data received by the Group validates this assumption. The recoverable amount is also dependent on the life of mines (12 to 35 years). This is calculated based on the Group’s annual coal production forecast for each mine and mining reserves and mining resources. The cash flows beyond the 5-year period are extrapolated using a zero percent growth rate. Management believes that any reasonably possible change in any of these assumptions would not cause the carrying amount of each of the above units to exceed the recoverable amount of each of the above units.

The goodwill of RMB193,178,000 represents the goodwill recognised on the previous 60% acquisition of Ashton Joint Operation when acquiring Yancoal Recource, intermediate holding company of Ashton Joint Operation. During the year , the Group further acquired 10% interest of Ashton Joint Operation which becomes a wholly owned subsidiary of the Group. The goodwill attributable to Ashton Joint Operation of RMB193,178,000 was included as part of consideration of Ashton Coal Mines Limited. At the acquisition date, the fair value of goodwill attributable to Ashton Joint Operation was adjusted to nil when the management determines the fair value of Ashton Coal Mines Limited cash generating unit (note 46). The goodwill of RMB193,178,000 has been de-recognised during the year ended December 31, 2014.

Impairment test is used to identify the impairment by comparing the fair value of reporting unit with its carrying amount. The evaluation of the components of goodwill at December 31, 2014 relates to the acquisition of Yancoal Resources Limited (formally known as Felix Resources Limited) from an independent third party shareholder in an arms length transaction and was allocated to the Yarrabee mine. The recoverable amount of goodwill is determined using the fair value less cost of disposal method.

The Cash Generating Unit (“CGU”) for which goodwill was allocated was not subject to an impairment charge as the recoverable amount is greater than the carrying value for this CGU.

The recoverable amount is most sensitive to revenue, which is primarily dependent on estimated future US$ coal prices and the AUD/USD forecast exchange rate. In order for the estimated recoverable amount to be equal to the carrying amount, the average long term real revenue over the life of mine would need to decrease by 3% due to either a decrease in US$ coal prices or a strengthening of the AUD/USD foreign exchange rate, or a combination of both. If the highest externally verifiable coal price forecast was used the decrease necessary would be 7%.

The other goodwill is more likely not to be impaired by analyzing the profit in current year.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

26.	INVESTMENTS IN SECURITIES

The investments in securities represent available-for-sale equity investments:

	At December 31,
	2014	2013
	RMB’000	RMB’000
Available-For-Sale Equity Investments
Equity securities listed on the SSE
- Stated at fair value	249,404	172,855
Unlisted equity securities	139,360	38,704

	388,764	211,559

The investments in equity securities listed on the SSE of the Company included Shanghai Shenergy Company Limited and Jiangsu Lianyungang Port Corporation Limited, stated at the fair value as at December 31, 2014 of RMB235,788,000 (2013: RMB166,074,000) and RMB13,616,000 (2013: RMB6,781,000) respectively.

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

27.	INTERESTS IN ASSOCIATES

	At December 31,
	2014	2013
	RMB’000	RMB’000
Cost of investments in associates	2,503,927	2,378,927
Share of post-acquisition profit and other comprehensive income, net of dividends	451,702	366,030

Carrying amount	2,955,629	2,744,957

Information of major associates is as follows:

				At December 31,
				2014	2013
Name of associate	Place of establishment and operation	Class of shares held	Principal activity	Interest held	Interest held
Huadian Zouxian Power Generation Company Limited (“Huandian Zouxian”)	PRC	Registered Capital	Electricity generation business (i)	30%	30%
Yankuang Group Finance Company Limited	PRC	Registered Capital	Financial services	25%	25%
Shaanxi Future Energy Chemical Corp. Ltd (“Shaanxi Chemical”)	PRC	Registered Capital	Production and sales of chemical products, oil and coal (ii)	25%	25%
Shengyang Wood	PRC	Registered Capital	Artificial board, CCF processing	39.77%	39.77%
Jiemei Wall Material	PRC	Registered Capital	Coal refuse baked brick	20%	20%
Newcastle Coal Infrastructure Group Pty Ltd	Australia	Registered Capital	Coal terminal	27%	27%

All of the above associates have been accounted for using equity method in the consolidated financial statements. Except for Newcastle Coal Infrastructure Group Pty Ltd, all associates are held by the Company directly.

(i)	Huadian Zouxian is an important strategic partner of the Group

(ii)	Shaanxi Chemical is an important strategic partner to develop future energy business of the Group

All of the associates are private companies whose quoted market price is not available.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

27.	INTERESTS IN ASSOCIATES (continued)

The financial information in respect of the Group’s associates is set out below:

	At December 31,
	2014	2013
	RMB’000	RMB’000
Total assets	30,100,061	25,593,037
Total liabilities	(20,127,032)	(16,194,589)

Net assets	9,973,029	9,398,448

Revenue	5,596,882	5,480,789

Profit for the year	654,710	331,683

Other comprehensive income	44,852	—

Proportion of the Group’s ownership interest	20% - 39.77%	20% - 39.77%

Group’s share of associates’ net assets	2,955,629	2,744,957

Group’s share of profit of associates for the year	310,604	233,897

Group’s share of other comprehensive income of associates for the year	11,213	—

Summarized financial information in respect of the Group’s material associate is set out below:

	Huadian Zouxian		Shaanxi Chemical
	2014	2013	2014	2013
	RMB’000	RMB’000	RMB’000	RMB’000
Current assets	540,291	326,884	654,572	708,914
Non-current assets	5,519,769	5,509,545	12,346,714	7,554,936
Current liabilities	(1,083,392)	(858,612)	(5,080,297)	(1,767,850)
Non-current liabilities	(1,014,144)	(1,034,156)	(2,094,735)	(1,096,000)

Revenue	3,888,844	4,630,997	895,836	—
Expenses	(3,069,380)	(3,746,018)	(466,492)	—
Income tax expenses	(205,119)	(223,332)	(47,942)	—

Profit for the year	614,345	661,647	381,402	—
Other comprehensive income for the year	—	—	44,852	—

Total comprehensive income for the year	614,345	661,647	426,854	—
Dividends received from the associate during the year	178,645	97,591	—	—

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

27.	INTERESTS IN ASSOCIATES (continued)

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate in respect of Huadian Zouxian and Shaanxi Chemical recognized in the consolidated financial statements:

	Huadian Zouxian		Shaanxi Chemical
	2014	2013	2014	2013
	RMB’000	RMB’000	RMB’000	RMB’000
Net assets of the associate’s attributable to owners	3,962,524	3,943,661	5,826,254	5,400,000

Proportion of the Group’s ownership interest	30%	30%	25%	25%

Carrying amount of the Group’s interest in the associate	1,188,757	1,183,098	1,456,564	1,350,000

Aggregate information of associates that are not individually material:

	At December 31,
	2014	2013
	RMB’000	RMB’000
The Group’s share of profit and total comprehensive income	30,950	35,403

Aggregate carrying amount of the Group’s interests in these associates	310,308	211,859

28.	LONG TERM RECEIVABLES

	At December 31,
	2014	2013
	RMB’000	RMB’000
Current asset
- Loan to a joint venture (i)	1,705,757	—

Non-current assets
- Loan to a joint venture (i)	—	1,587,001
- Others (ii)	302,517	319,396

	302,517	1,906,397
	2,008,274	1,906,397

(i)	Loan to a joint venture represented a loan to Middlemount Joint Venture of AUD339,968,000 (2013: AUD292,260,000). The loan is unsecured and due on December 24, 2015 with normal commercial interest rate.
(ii)	Other long term receivables represented an investment in preference shares of a company for AUD15,300,000 (2013: AUD15,300,000) with cumulative dividends and investment in the long term bonds of a company for AUD31,500,000 (2013: AUD31,500,000) with floating interest rate.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

29.	DEPOSITS MADE ON INVESTMENTS

	At December 31,
	2014	2013
	RMB’000	RMB’000
Shaanxi Coal Mine Operating Company (i)	117,926	117,926
Sheng Di Finlay Coal Processing Technology (Tianjin) Co., Ltd (ii)	—	3,000
Ordos Naryn River Mining Development Co., Ltd (iii)	1,000	1,000

	118,926	121,926

(i)	During 2006, the Company entered into a co-operative agreement with two independent third parties to establish a company for acquiring a coal mine in Shaanxi province for operations. The Company will have to invest approximately RMB196,800,000 in order to obtain 41% equity interest. As at December 31, 2014, the Company made a deposit of RMB117,926,000 (2013: RMB117,926,000) in relation to this acquisition. As at December 31, 2014, the relevant registration procedures to establish the new company are still in progress, and the establishment has not yet been completed.

(ii)	During 2013, the Company entered into a co-operative agreement with Tianjin Finlay Coal Processing Technology Co., Ltd to set up a company, Sheng Di Finlay Coal Processing Engineering Technology (Tianjin) Co., Ltd, which provide the consultancy services for deep processing technology of coal and managing services for coal processing factory. The Company agreed to contribute RMB12,000,000, representing 50% of its equity interest. In 2013, the Company made a deposit of RMB 3,000,000. In 2014, the registration procedures of this company and additional capital injection of RMB 12,000,000 have completed and operations have begun.

(iii)	During 2013, the Company entered into a cooperation agreement with five independent third parties to set up a company, Ordos Naryn River Mining Development Co., Ltd. The Company agreed to contribute RMB5,000,000, representing 10% of its equity interest. At December 31, 2014, the Company have contributed RMB1,000,000. The registration procedures of this company have not yet completed.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

30.	INTERESTS IN JOINT VENTURES

	At December 31,
	2014	2013
	RMB’000	RMB’000
Share of net assets	130,867	488,350

Information on major joint ventures is as follows:

				At December 31,
				2014		2013
Name of joint venture	Place of establishment and operation	Class of shares held	Principal activity	Voting power	Interest held	Voting power	Interest Held
Australian Coal Processing Holdings Pty Ltd	Australia	Ordinary shares	Investment holding	50%	90%	50%	90%
Ashton Coal Mines Limited	Australia	Ordinary shares	Real estate holder & sales company (Note 46)	N/A	N/A	50%	90%
Middlemount Joint Venture	Australia	Ordinary shares	Coal mining and sales	50%	49.9997%	50%	49.9997%
Sheng Di Finlay Coal Processing Technology (Tianjin) Co., Ltd	China	Ordinary shares	Consultancy services for deep preprocess technology	50%	50%	50%	50%

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

30.	INTERESTS IN JOINT VENTURES (continued)

In 2013, The Company held 90% equity interest of Ashton Coal Mines Limited. Under the shareholders agreement between the subsidiary and the remaining one shareholder, all major financial and operating policy decisions require a unanimous resolution of the shareholders. Therefore, decisions must be passed unanimously by shareholders and the subsidiary’s voting power is 50%.

On September 30, 2014, the Company, through a subsidiary, acquired the remaining 10% interest of Ashton Coal Mines Limited. The subsidiary now holds 100% (2013:90%) of the ordinary shares in Ashton Coal Mines Limited and has been fully consolidated in the Group (Note 46).

The Company, through Gloucester, held 49.9997% equity interest in Middlemount Joint Venture and decision must be passed unanimously by shareholders.

Middlemount joint venture is an important strategic partner to develop the business in Australia.

Sheng Di Finlay Coal Processing Engineering Technology (Tianjin) Co., Ltd was incorporated in December 2013 under a co-operative agreement between Tianjin Finlay Coal Processing Technology Co., Ltd and the Company.

The above joint ventures are indirectly held by the Company. Middlemount Joint Venture constituted a material impact to the Group. Summarized financial information in respect of the Middlemount Joint Venture is set out below:

	Middlemount Joint Venture
	At December 31,
	2014	2013
	RMB’000	RMB’000
Current portion:
Cash and cash equivalents	16,768	10,176
Other current assets	322,019	364,775

Total current assets	338,787	374,951

Other current liabilities	(856,796)	(798,838)

Total current liabilities	(856,796)	(798,838)

Non-current portion:
Non-current assets	6,630,534	6,726,490

Non-current financial liabilities	(3,826,623)	(3,623,115)
Other non-current liabilities	(2,030,865)	(1,735,742)

Total non-current liabilities	(5,857,488)	(5,358,857)

Proportion of the Group’s ownership interest	49.9997%	49.9997%

Carrying amount of the Group’s interest in the joint venture	127,518	471,870

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

30.	INTERESTS IN JOINT VENTURES (continued)

	Middlemount Joint Venture
	At December 31,
	2014	2013
	RMB’000	RMB’000
Revenue	1,919,079	2,065,736
Depreciation and amortization	(331,431)	(303,960)
Interest income	146	826
Interest expenses	(237,246)	(251,906)
Other expenses	(1,992,913)	(2,262,764)

Loss for the year	(642,365)	(752,068)
Other comprehensive loss	—	—

Total comprehensive loss	(642,365)	(752,068)

Proportion of the Group’s ownership interest	49.9997%	49.9997%
The Group’s share of loss	(321,180)	(376,032)
The Group’s share of total comprehensive loss	—	—
Dividends receive from joint ventures	—	—

Aggregate information of joint ventures that are not individually material:

	For the year ended December 31,
	2014	2013
	RMB’000	RMB’000
The Group’s share of profit and total comprehensive income for the year	351	—

Aggregate carrying amount of the Group’s interests in these joint ventures	3,349	766

As at December 31, 2014, the Group did not have any contingent liabilities or commitment with the joint ventures (2013: Nil).

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

31.	INTERESTS IN JOINT OPERATIONS

Information on major joint operations is as follows:

Name of joint operation	Place of establishment and operation	Principal activity	At December 31,
			2014 Interest held	2013 Interest held
Boonal joint operation	Australia	Provision of a coal haul road and train load out facilities	50%	50%
Athena joint operation	Australia	Coal exploration	51%	51%
Ashton joint operation	Australia	Development and operation of open- cut and underground coal mines (Note 46)	N/A	90%
Moolarben joint operation	Australia	Development and operation of open- cut and underground coal mines	80%	80%

The above joint operations are established and operated as unincorporated businesses and are held indirectly by the Company.

The financial information in respect of the Group’s joint operations is set out below:

	At December 31,
	2014	2013
	RMB’000	RMB’000
Total assets	19,827,386	20,159,195
Total liabilities	(18,050,914)	(17,076,324)

Net assets	1,776,472	3,082,871

Revenue	5,062,557	5,774,959
Expenses	(7,471,415)	(8,271,727)

Loss for the year	(2,408,858)	(2,496,768)

Other comprehensive income	—	—

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

32.	BILLS AND ACCOUNTS PAYABLE

	At December 31,
	2014	2013
	RMB’000	RMB’000
Accounts payable	1,969,617	2,400,314
Bills payable	2,067,587	316,361

	4,037,204	2,716,675

The following is an aged analysis of bills and accounts payable based on the invoice dates at the balance sheet date:

	At December 31,
	2014	2013
	RMB’000	RMB’000
1 - 90 days	1,979,699	2,351,811
91 - 180 days	1,815,913	92,946
181 - 365 days	103,260	128,749
Over 1 year	138,332	143,169

	4,037,204	2,716,675

The average credit period for accounts payable and bills payable is 90 days. The Group has financial risk management policies in place to ensure that all payables are within the credit timeframe.

33.	OTHER PAYABLES AND ACCRUED EXPENSES

	At December 31,
	2014	2013
	RMB’000	RMB’000
Customers’ deposits	798,437	852,247
Accrued wages	870,699	1,054,527
Other taxes payable	142,389	280,082
Payables in respect of purchases of property, plant and equipment and construction materials	1,629,324	1,268,415
Accrued freight charges	66,048	2,259
Accrued repairs and maintenance	31,582	19,246
Staff welfare payable	319,180	242,735
Withholding tax payable	28,364	669
Deposits received from employees	24,258	13,985
Accrued land subsidence, restoration, rehabilitation and environmental costs	10,451	56,758
Interest payable	905,463	540,902
Payable on acquisition of Hao Sheng’s equity	2,519,313	2,519,313
Provision on Ashton research and development project	115,400	—
Others	1,275,782	1,533,996

	8,736,690	8,385,134

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

34.	PROVISION FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

	2014	2013
	RMB’000	RMB’000
Balance at January 1	3,853,708	3,770,266
Exchange re-alignment	(43,332)	(100,572)
Additional provision in the year	1,225,385	1,390,619
Acquisition of Ashton Coal Mines Limited (note 46)	3,570	—
Utilization of provision	(1,609,324)	(1,206,605)

Balance at December 31	3,430,007	3,853,708

Presented as:
Current portion	2,900,054	3,321,564
Non-current portion	529,953	532,144

	3,430,007	3,853,708

Provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

Mine sites in the PRC

Under the rules and regulations in the PRC, the Group is required to pay to local government authorities for the compensation of rehabilitating mine sites. The rehabilitation provision represents the compensation to be paid to local government authorities which are based on internal estimation of expected total rehabilitation charges with the actual quantity of coal mined. Local government authorities would request the Group for the compensation from time to time where the management expected that the rehabilitation cost will be fully paid when the mine sites cease operation.

Provisions for land subsidence, restoration, rehabilitation and environmental costs are determined by management based on past experience, its estimate of current and future costs and predictions for government policies where the management considered mine sites rehabilitation is one of the top priority policies to be carried out by PRC local government authorities.

Mine sites in Australia

Subsidiary in Australia makes full provision for the future cost of rehabilitating mine sites and related production facilities on a discounted basis at the time of developing the and installing and using those facilities. The rehabilitation provision represents the present value of rehabilitation costs relating to mine sites, which are expected to be incurred up to year 2032. These provisions have been created based on managements’ internal estimates. Actual rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required which will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation is likely to depend on when the mines cease to produce at economically viable rates. This, in turn, will depend upon future coal prices.

Generally estimated in accordance with the expected costs of land rehabilitation

In 2012, 2013 and 2014, the Group expensed approximately RMB1,450.6 million, RMB1,390.6 million and RMB1,225.4 million, respectively, of our provisions for land subsidence, restoration, rehabilitation and environmental protection as determined by our directors based on estimations of various factors, including past occurrences of land subsidence.

The provisions that the Group made are only estimates and may be adjusted to reflect the actual effects of our mining activities on the land above and surrounding our mining sites.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

35.	BORROWINGS

	At December 31,
	2014	2013
	RMB’000	RMB’000
Current liabilities
Bank borrowings
- Unsecured borrowings (i)	5,597,568	4,604,554
- Secured borrowings (ii)	233,953	629,733
Finance lease liabilities (iv)	40,585	42,852
Guaranteed notes (v)	4,999,583	5,997,917

	10,871,689	11,275,056
Non-current liabilities
Bank borrowings
- Unsecured borrowings (i)	7,828,178	12,499,105
- Secured borrowings (ii)	24,701,168	18,520,543
Loans pledged by machineries (iii)	1,830,394	1,800,000
Finance lease liabilities (iv)	166,051	224,640
Guaranteed notes (v)	16,040,608	11,055,667

	50,566,399	44,099,955

Total borrowings	61,438,088	55,375,011

(i)	Unsecured borrowings are repayable as follows:

	At December 31,
	2014	2013
	RMB’000	RMB’000
Within one year	5,597,568	4,604,554
More than one year, but not exceeding two years	5,035,222	2,809,925
More than two years, but not more than five years	2,782,956	9,679,180
More than five years	10,000	10,000

Total	13,425,746	17,103,659

At December 31, 2014, short-term borrowings of the Company is amounting to RMB2,827,850,000 (2013: RMB3,512,612,000). Three short-term borrowings of RMB917,850,000 (USD150,000,000) are dominated in foreign currency with interest rates at six-month LIBOR plus a margin of 2.75% per annum, approximately 3.12% (2013: fixed interest rates at a range from 2.98% - 3.47%) per annum. The remaining short term borrowings carried interest at 5.40% - 6.00% per annum (2013: 5.10% - 6.00% per annum).

The short-term borrowings of Yancoal International is amounting to RMB948,572,000 (USD155,000,000) (2013:Nil) which carried interest at three-month LIBOR plus a margin of 3.25% per annum.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

35.	BORROWINGS (continued)

(i) Unsecured borrowings are repayable as follows: (continued)

Long-term borrowings are amounting to RMB8,727,592,000 (2013: RMB8,900,064,000) with RMB1,821,146,000 payable within one year. Long-term borrowing of RMB4,145,798,000 carried interest at a range from 5.54% - 6.40% per annum (2013: 5.54% - 6.40% per annum) while the remaining RMB 2,760,648,000 carried interest at three-month LIBOR plus a margin 1.20% - 3.45% per annum (2013: 1.20% - 2.40% per annum). And there is RMB10,000,000 long term borrowing subject to the interest rate will be adjusted in accordance with the benchmark lending rate published by the People’s Bank of China (“PBOC”). The interest rate is 6.15% per annum during the year. Long-term borrowings are guaranteed by the Parent Company.

The long-term borrowing of Zhongyin Financial is amounting to RMB911,731,000 (USD 150,000,000) was payable 36 months. It carried interest at three-month LIBOR plus a margin of 2.60% per annum.

The loan of Shanxi Tianchi was a loan which was acquired before the acquisition of Shanxi Tianchi. In 2013, the amount of loan was RMB88,000,000 carried interest at 6.55% per annum and was subject to adjustment based on the interest rate stipulated by PBOC. The loan was fully repaid in September 2014.

(ii) Secured borrowings are repayable as follows:

	At December 31,
	2014	2013
	RMB’000	RMB’000
Within one year	233,953	629,733
More than one year, but not exceeding two years	5,736,318	—
More than two years, but not more than five years	3,059,900	1,892,834
More than five years	15,904,950	16,627,709

Total	24,935,121	19,150,276

At December 31, 2014, loans obtained by the Group for the purpose of settling the consideration in respect of acquisition of Yancoal Resources amounting to RMB16,761,370,000 (USD2,740,000,000) (2013: RMB17,230,375,000) carried interest at three-month LIBOR plus a margin of 2.8% per annum (approximately 3.04% per annum) (2013: approximately 3.04% per annum).

Other borrowings arose from the acquisition of Gloucester amounting to RMB33,953,000 (USD5,550,000) (2013:RMB90,901,000) carried interest at 5.68% per annum (2013: approximately 5.68% per annum). It is pledged by bank deposit (note 17), intangible assets (note 23), and property, plant and equipment (note 24) and other assets in Yancoal Resources.

During the year, there is an additional borrowing amounting to RMB1,400,000,000, with RMB200,000,000 is payable in one year, which carried interest rate 6.16% per annum and is subject to adjustment based on the interest rate stipulated by PBOC. The borrowing is guaranteed by the Company, counter-guaranteed by the Parent Company and secured by 46.67% of Heze ordinary shares.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

35.	BORROWINGS (continued)

(ii) Secured borrowings are repayable as follows: (continued)

Another additional secured borrowing of Yancoal International is amounting to RMB6,739,798,000 (USD1,101,472,000) which carried interest rate at at three-month LIBOR plus a margin of ranged 1.55% - 3.00%. It is guaranteed by the Parent company and its stand by letter of credits. The purpose of the additional borrowing is to repay previous loans.

In November 2013, the Company’s subsidiary, Yancoal Australia, obtained two amendments to the loan agreement on future compliance for debt covenants in respect of certain bank borrowings amounting to RMB15,111 million (US$2,490 million) and RMB303 million(US$50 million), respectively, as of December 31, 2013. The amendments were obtained without any consideration paid to the lenders. The relevant covenants of the two borrowings are identical and are required to be tested half-yearly, with an initial test date of December 31, 2013. The amendments obtained deferred the initial test date of the financial covenants to June 30, 2014 and reduced the interest cover ratio, and for the consolidated net worth covenant, to December 31, 2014.

In March, 2014, further amendments were obtained to deferred the initial test date of the meeting minimum interest cover ratio requirements to June 30, 2015 and reduced the required minimum interest cover ratio. In October 2014, further amendents were obtained to deferred the initial test date of the meeting minimum interest cover ratio to June 30, 2016.

The original covenants required Yancoal Australia to maintain the following as of and/or for the year ended December 31, 2013: (i) a gearing ratio not exceeding 0.9 , (ii) interest cover ratio of not less than 1.5 and (iii) consolidated net worth not less than AUD2,000,000,000. Yancoal Australia believed that it could not meet the above debt covenants and requested amendments in November 2013 and October 2014, respectively.

Under the amendments received from the lenders, the covenants have been revised as follows:

•	The gearing ratio of Yancoal Australia will not exceed 0.9 on June 30, 2014 and 0.8 thereafter;

•	The interest coverage ratio of Yancoal Australia will not be less than 1.15 for the 12 month period ending on each test date on and from June 30, 2016; and

•	The consolidated net worth of Yancoal Australia is not less than AUD1,600,000,000 on each test date on and after December 31, 2014.

The financial position of Yancoal Australia as of and for the year ended December 31, 2014 did not meet the above debt covenants requirements if Yancoal Australia did not obtain waiver from lenders. The actual covenants calculations as of and for the year ended December 31, 2014 as calculated from the annual financial statements of Yancoal Australia, which are prepared in accordance with the Australian Accounting Standards and also complied with IFRS, would have been: (i) a gearing ratio of 0.59; (ii) interest cover ratio of 0.74; and (iii) consolidated net worth of AUD2,487,188,000.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

35.	BORROWINGS (continued)

(iii)	Loans pledged by machineries are repayable as follows:

	At December 31,
	2014	2013
	RMB’000	RMB’000
Minimum lease payments
Within one year	181,726	187,200
More than one year, but not exceeding two years	181,726	187,200
More than two years, but not exceeding five years	2,200,096	1,761,600
More than five years	—	610,770

	2,563,548	2,746,770
Less: Future finance charges	(733,154)	(946,770)

Present value of lease payments	1,830,394	1,800,000

	At December 31,
	2014	2013
	RMB’000	RMB’000
Present value of minimum lease payments
Within one year	—	—
More than one year, but not exceeding two years	—	—
More than two years, but not exceeding five years	1,830,394	1,200,000
More than five years	—	600,000

	1,830,394	1,800,000
Less: Amounts due within one year and included in current liabilities	—	—

Amounts due after one year and included in non-current liabilities	1,830,394	1,800,000

At December 31, 2014, a loan of RMB1,830,394,000 (2013: RMB1,800,000,000), of which RMB1,800,000,000 (2013: RMB1,800,000,000) carried interest at around 10% per annum (2013: 10.4% per annum) is pledged by machineries of the Group. The interest rate will be adjusted in accordance with the benchmark of 3 to 5 years lending rate published by the PBOC plus 4%. The remaining borrowing amounting to RMB30,394,000 (USD4,969,000) carried interest rate at 5.68% per annum.

(iv)	Finance lease liabilities are repayable as follows:

	At December 31,
	2014	2013
	RMB’000	RMB’000
Minimum payments
Within one year	54,268	57,617
More than one year, but not exceeding two years	54,425	58,732
More than two years, but not exceeding five years	129,560	176,377
More than five years	—	22,741

	238,253	315,467
Less: Future finance charges	(31,617)	(47,975)

Present value of lease payments	206,636	267,492

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

35.	BORROWINGS (continued)

(iv)	Finance lease liabilities are repayable as follows: (continued)

	At December 31,
	2014	2013
	RMB’000	RMB’000
Present value of minimum payments
Within one year	40,585	42,852
More than one year, but not exceeding two years	53,052	53,266
More than two years, but not exceeding five years	112,999	159,798
More than five years	—	11,576

	206,636	267,492
Less: Amounts due within one year and included in current liabilities	(40,585)	(42,852)

Amounts due after one year and included in non-current liabilities	166,051	224,640

Finance lease liabilities of RMB206,636,000 (AUD41,184,000) (2013: RMB267,492,000) was obtained from the acquisition of Gloucester in 2013, which carried interest at 5.10% per annum (2013: 5.16% per annum).

(v)	Guaranteed notes are detailed as follows:

	At December 31,
	2014	2013
	RMB’000	RMB’000
Guaranteed notes denominated in RMB repayable within one year	4,999,583	5,997,917
Guaranteed notes denominated in USD repayable within two to five years	2,753,918	2,743,500
Guaranteed notes denominated in RMB repayable within two to five years	2,928,950	993,200
Guaranteed notes denominated in USD repayable after five years	3,365,899	3,353,167
Guaranteed notes denominated in RMB repayable over five years	6,991,841	3,965,800

	21,040,191	17,053,584

The above USD guaranteed notes were issued by a subsidiary of the Company on May 16, 2012. Guaranteed notes with par value of USD450,000,000 and USD550,000,000 will mature in 2017 and 2022 and with interest rate of 4.461% and 5.730% per annum respectively. At December 31, 2014, the notes are amounting to RMB6,119,817,000 (2013: RMB6,096,667,000). The notes are unconditionally guaranteed by the Company and the respective security is non-cancellable. For the year ended December 31, 2014, there was no redemption on the notes. During the year, the notes have been issued and sold in Hong Kong Exchange and Clearing Limited to institutional investors.

In 2012, with the approval from China Securities Regulatory Commission, the Company is allowed to issue RMB notes in the PRC, RMB notes with par value of RMB300,167,000 and RMB4,699,833,000 was issued to the public and institutional investors. An unconditional and irrecoverable corporate guarantee was provided by the Parent Company on the RMB notes. At December 31, 2014, RMB notes of RMB4,965,000,000 (2013: RMB4,959,000,000) include notes of RMB3,969,800,000 (2013: RMB3,965,800,000) with a maturity period of ten years and interest rate of 4.95% per annum and notes of RMB995,200,000 (2013: RMB993,200,000) with a maturity period of five years and interest rate of 4.20% per annum. For the year ended December 31, 2014, there was no redemption on the notes.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

35.	BORROWINGS (continued)

(v)	Guaranteed notes are detailed as follows: (continued)

During the year, with the approval from China Securities Regulatory Commission, the Company is allowed to issue RMB notes in PRC at interest rate of 5.92% per annum with maturity period of 5 years and 6.15% per annum with maturity period of 10 years, amounting to RMB1,950,000,000 and RMB3,050,000,000 respectively. The issurance amount of the notes were RMB1,930,500,000 and RMB3,019,500,000 respectively. At December 31, 2014, the ending balances of the notes were RMB1,933,750,000 and RMB3,022,041,000 respectively. For the year ended December 31, 2014, there was no redemption on the notes.

During the year, with the approval from China Securities Regulatory Commission, the Company is allowed to issue RMB notes in the PRC with par value of RMB 5,000,000,000. At December 31, 2014, RMB note of RMB4,999,583,000 had a maturity period of 1 year and interest rate of 6.8% per annum. For the year ended December 31, 2014, there was no redemption on the notes.

36.	DERIVATIVE FINANCIAL INSTRUMENTS

	At December 31,
	2014	2013
	RMB’000	RMB’000
Current assets
Derivatives used for cash flow hedging:
- Forward foreign exchange contracts	359	13,062
- Collar option	—	3,589

Total current assets	359	16,651

Current liabilities
Derivatives used for cash flow hedging:
- Forward foreign exchange contracts	2,621	181,358
- Collar option	78,317	90,221
- Interest rate swap contracts	—	43,532

	80,938	315,111
Financial liability at fair value through profit or loss
- Future contracts	664	—

Total current liabilities	81,602	315,111

During the year ended December 31, 2014, the Group’s subsidiaries in Australia entered into forward foreign exchange contracts to sell or purchase specified amounts of foreign currencies in the future at stipulated exchange rates. The objective of entering into the forward foreign exchange contracts is to reduce the foreign exchange rate related volatility of revenue stream and capital expenditure and thereby assist in risk management for the Group. The outstanding sell United States dollars contracts are hedging highly probable forecasted sales of coal. Cash flows and any impact to profit or loss arising from all the foreign exchange contracts are expected to occur within one year from the balance sheet date.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

36.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

As at December 31, 2014, the outstanding notional amount of forward foreign exchange contract to sell United States dollars (sell United States dollars and buy Australian dollars) was approximately RMB432,293,000 (2013: RMB1,783,000,000) with forward rates ranging from 0.8106 to 0.8381 (2013: 0.91 to 1.01). The outstanding national amount of collar option was RMB 1,027,348,000(2013: RMB3,096,000,000), with floor price and ceiling price of 0.87 and 0.9670 (2013: 0.83 and 0.9015). Both of the instruments will be matured within one year (2013: one year).

As at December 31, 2014, the outstanding notional amount to buy Renminbi (“RMB”) (sell US dollars buy RMB) was approximately RMB397,457,000, maturing within one year (2013: one year) with forward rates ranging from 5.0922 to 6.2334.

The Company also entered into contracts with three banks to hedge a proportion of borrowings issued at variable interest rates through the use of floating-to-fixed interest rate swap contracts. As at December 31, 2014, interest rate hedging contract was expired, while the Company did not sign any new contracts with the bank.

For the year ended December 31, 2014, the ineffective hedging portion of the changes in fair values of the forward foreign exchange contracts of approximately RMB1,297,843,000 (2013: RMB39,700,000) was recognized as selling, general and administrative expenses in the consolidated income statement. The effective hedging portion was recognized as current portion of derivatives financial instruments in the consolidated balance sheet.

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

37.	CONTINGENT VALUE RIGHTS SHARES LIABILITIES

	2014	2013
	RMB’000	RMB’000
Balance at January 1	1,408,729	1,432,188
Change in fair value recognised in consolidated income statement	18,314	241,223
Exchange re-alignment	(53,520)	(264,682)
Share repurchase	(1,373,523)	—

Balance at December 31	—	1,408,729

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

At March 4, 2014, the CVR shares were repurchased for cash of AUD262,936,000, representing the market value of AUD3 per CVR share.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

38.	LONG-TERM PAYABLE AND PROVISION

	At December 31,
	2014	2013
	RMB’000	RMB’000
Current liabilities
- Deferred payment for acquisition of interests in Minerva (i)	2,509	2,715
- Mining right compensation fee payable (ii)	396,285	436,285

	398,794	439,000
Non-current liabilities
- Deferred payment for acquisition of interests in Minerva (i)	2,165	4,610
- Mining right compensation fee payable (ii)	792,569	1,188,854
- Others (iii)	324,216	362,171

	1,118,950	1,555,635

Total	1,517,744	1,994,635

(i)	The carrying value of the deferred payment for acquisition of interests in Minerva is based on cash flows discounted using a rate of 7.5% (2013:7.5%).

(ii)	Mining right compensation fee payable is provided in accordance with the Chinese government legislation on mining right compensation fee. The amount is payable by the Company by instalment from 2015 to 2017.

(iii)	Other non-current liabilities mainly comprised of provision for marketing service fee of RMB30,683,000 (2013:RMB29,054,000) and provision for forecasted excessive supply for port and rail contracts of RMB231,546,000 (2013:RMB270,171,000), both arising from the acquisition of Gloucester.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

39.	DEFERRED TAXATION

	Available- for-sale investment	Accelerated tax depreciation	Fair value adjustment on mining rights (mining reserves)	Temporary differences on income and expenses recognized	Tax losses	Cash flow hedge reserve	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at January 1, 2013	(22,134)	(242,887)	(3,634,784)	797,578	1,138,748	4,815	(1,958,664)
Exchange re-alignment	—	84,982	567,795	(111,226)	(362,384)	(53,900)	125,267
Acquisition of Hao Sheng (note 45)	—	—	(3,022,421)	—	—	—	(3,022,421)
(Charge) credit to other comprehensive income	(1,321)	—	—	—	—	395,395	394,074
(Charge) credit to the consolidated income statement (note 12)	—	(364,114)	665,772	209,418	1,589,309	—	2,100,385

Balance at December 31, 2013 and January 1, 2014	(23,455)	(522,019)	(5,423,638)	895,770	2,365,673	346,310	(2,361,359)
Exchange re-alignment	—	6,481	237,010	(104,443)	(284,403)	(71,300)	(216,655)
(Charge) credit to other comprehensive income	(19,137)	—	—	—	—	394,986	375,849
(Charge) credit to the consolidated income statement (note 12)	—	350,234	(110,570)	(12,019)	99,715	—	327,360

Balance at December 31, 2014	(42,592)	(165,304)	(5,297,198)	779,308	2,180,985	669,996	(1,874,805)

The temporary differences on income and expenses recognized mainly arose from unpaid provision of salaries and wages, provisions of compensation fees for mining rights and land subsidence, restoration, rehabilitation and environmental costs and also included payments on certain expenses such as exploration costs and certain income in Australia.

The following is the analysis of the deferred tax balances for financial reporting purposes:

	At December 31,
	2014	2013
	RMB’000	RMB’000
Deferred tax assets	5,679,608	6,107,062
Deferred tax liabilities	(7,554,413)	(8,468,421)

	(1,874,805)	(2,361,359)

At the balance sheet date, the Group has unused tax losses of RMB17,912 million (2013: RMB17,491million) contributed by the subsidiaries available for offset against future profits. RMB2,181 million deferred tax asset has been recognized (2013: RMB2,366 million) for such tax losses. No deferred tax asset has been recognized in respect of the RMB10,642 million (2013: RMB9,605 million) due to the unpredictability of future profit streams. Included in unrecognized tax losses are losses of RMB517 million that will expire in 2015, loss of RMB282 million that will expire in 2016, losses of RMB680 million that will expire in 2017, losses of RMB7,769 million that will expire in 2018 and losses of RMB1,394 million that will expire in 2019 (2013: losses of RMB517 million that will expire in 2015, loss of RMB282 million that will expire in 2016, losses of RMB680 million that will expire in 2017 and losses of RMB7,769 million that will expire in 2018). Other losses may be carried forward indefinitely.

By reference to financial budgets, management believes that there will be sufficient future profits for the realization of deferred tax assets which have been recognized in respect of tax losses.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

40.	SHAREHOLDERS’ EQUITY

Share capital

The Company’s share capital structure at the balance sheet date is as follows:

	Domestic invested shares A shares	Foreign invested shares H shares (including H shares represented by ADS)	Total
Number of shares
At January 1, 2013, January 1, 2014 and December 31, 2014	2,960,000,000	1,958,400,000	4,918,400,000

	Domestic invested shares A shares	Foreign invested shares H shares (including H shares represented by ADS)	Total
	RMB’000	RMB’000	RMB’000
Registered, issued and fully paid
At January 1, 2013, January 1, 2014 and December 31, 2014	2,960,000	1,958,400	4,918,400

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

40.	SHAREHOLDERS’ EQUITY (continued)

Reserves (continued)

Future Development Fund (continued)

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

In accordance with the regulations of the State Administration of Work Safety, the Company’s subsidiaries, Hua Ju Energy, Shanxi Tianhao and Yulin, have a commitment to incur Work Safety Cost at the rate of: 4% of the actual sales income for the year below RMB10 million; 2% of the actual sales income for the year between RMB10 million and RMB100 million (included); 0.5% of the actual sales income for the year between RMB100 million and RMB1 billion (included); 0.2% of the actual sales income for the year above RMB1 billion. The unutilized Work Safety Cost at December 31, 2014 was RMB1,611,120,000 (2013: RMB1,298,554,000).

Statutory Common Reserve Fund

The Company and its subsidiaries in the PRC have to set aside 10% of its profit for the statutory common reserve fund (except where the fund has reached 50% of its registered capital). The statutory common reserve fund can be used for the following purposes:

•	to make good losses of the previous years; or

•	to convert into capital, provided such conversion is approved by a resolution at a shareholders’ general meeting and the balance of the statutory common reserve fund does not fall below 25% of the registered capital.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

40.	SHAREHOLDERS’ EQUITY (continued)

Reserves (continued)

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

The Company’s distributable reserve as at December 31, 2014 is the retained earnings computed under IFRS which amounted to approximately RMB30,419,601,000 (At December 31, 2013: RMB26,492,774,000).

41.	PERPETUAL CAPITAL SECURITIES

	Perpetual capital securities issued by the Company	Perpetual capital securities issued by a subsidiary	Total
	RMB’000	RMB’000	RMB’000
	(note a)	(note b)
At January 1, 2014	—	—	—
Issuance of perpetual capital security	2,485,000	1,835,747	4,320,747
Profit attributable to holders of perpetual capital security	36,456	82,079	118,535
Distribution paid to holders of perpetual capital security	—	(65,923)	(65,923)

At December 31, 2014	2,521,456	1,851,903	4,373,359

a)	The Company issued 6.8% perpetual capital securities with par value of RMB 1,500,000,000 and RMB 1,000,000,000 on 19 September and 17 November 2014 respectively. Coupon payments of 6.8% per annum on the perpetual capital securities are paid in arrears and can be deferred at the discretion of the Group. The perpetual capital securities have no fixed maturity and are redeemable at the discretion of the Group at their principal amounts together with any accrued, unpaid or deferred coupon interest payments. In addition, while any coupon payments are unpaid or deferred, the Company undertakes not to declare, pay any dividends nor to make any distributions or similar periodic payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank. Since the perpetual capital security does not include any payment of cash or other contractual obligation of financial instrument, it is categorized as equity under IFRS.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

41.	PERPETUAL CAPITAL SECURITIES (continued)

b)	On May 22, 2014, Yancoal International Trading Co., Limited issued 7.2% Perpetual Capital Securities with par value of USD 300,000,000 (“Perpetual capital securities”) which is guaranteed by the Company. Coupon payments of 7.2% per annum on the perpetual capital securities are paid semi-annually in arrears and can be deferred at the discretion of the Group. The perpetual capital securities have no fixed maturity and are redeemable at the discretion of the Group on or after May 22, 2016 at their principal amounts together with any accrued, unpaid or deferred coupon interest payments. In addition, while any coupon payments are unpaid or deferred, the Group undertakes not to declare, pay any dividends nor to make any distributions or similar periodic payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank. The securities were listed and traded on the Hong Kong Stock Exchange and sold to professional investors only on May 23, 2014. Since the perpetual capital security does not include any payment of cash or other contractual obligation of financial instrument, it is categorized as equity under IFRS.

42.	SUBORDINATED CAPITAL NOTES

On December 31, 2014, Yancoal SCN Limited, a wholly owned subsidiary of Yancoal Australia issued 18,005,102 Subordinated Capital Notes (“SCN”) at US$100 each. Each SCN is convertible into 1,000 Yancoal Australia ordinary shares and is traded on ASX. The distribution rate is set at 7% per annum, with interest will be paid half a year at Yancoal Australia’s discretion.

SCN do not have any fixed maturity date and do not have to be redeemed except in a winding up of the Issuer or Yancoal Australia. Conversion occurs at a fixed price so the value of the Yancoal Australia ordinary shares issued on conversion may be more or less than the face value of the SCN converted. Note holders will be permitted to convert the SCN into Yancoal Australia ordinary shares after 40 days until the 30 year conversion period ends. The SCN will be initially convertible into Yancoal Australia ordinary shares at a conversion price of US$0.10 per share. Almost all the notes were purchased by the Company and only RMB3,102,000 of the note is issued to other third parties. The SCN do not contain any contractual obligation to pay cash or other financial assets in accordance with IFRS, they are classified as equity.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

43.	CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance. The Group’s overall strategy remains unchanged from prior year.

The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 35 and equity attributable to equity holders of the Company, comprising issued share capital, reserves and retained earnings, and amounted to RMB102,685,390,000 (2013: RMB95,948,051,000) as at December 31, 2014.

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

44.	FINANCIAL INSTRUMENTS

44a.	Categories of financial instruments

	At December 31,
	2014	2013
	RMB’000	RMB’000
Financial assets
Loans and receivables (including cash and cash equivalents)	32,628,664	28,163,818
Available-for-sale financial assets	388,764	211,559
Derivative financial instruments	359	16,651
Royalty receivable (financial assets at fair value through profit or loss)	999,064	1,134,374
Financial liabilities
Amortized cost	74,677,564	67,021,023
Derivative financial instruments	81,602	315,111
Contingent value rights shares liabilities (financial liabilities at fair value through profit or loss)	—	1,408,729

44b.	Financial risk management objectives and policies

The Group’s major financial instruments include available-for-sale equity instruments, bills and accounts receivable, royalty receivable, other current assets such as other receivables, bank balances and cash, term deposits, restricted cash, long term receivables, derivative financial instruments, bills and accounts payable, other payables, bank and other borrowings, amounts due to Parent Company and its subsidiaries, finance lease liabilities and guaranteed notes. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. There has been no significant change to the Group’s exposure to market risk or the manner in which it manages and measures the risk.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

44.	FINANCIAL INSTRUMENTS (continued)

44b.	Financial risk management objectives and policies (continued)

Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group.

At December 31, 2014 and 2013, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group arising from the failure to perform their obligations in relation to each class of recognized financial assets is the carrying amount of those assets as stated in the consolidated balance sheet.

In order to minimise the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group’s credit risk is significantly reduced. The Group maintains its cash and cash equivalents with reputable banks and its associate, Yankuang Group Finance Company Limited (see note 27). Therefore, the directors consider that the credit risk for such is minimal.

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

For the years ended December 31, 2014, 2013 and 2012, net sales to the Group’s five largest customers accounted for approximately 14.2%, 16.5% and, 19.4% respectively, of the Group’s total revenue. Net sales to the Group’s largest customer accounted for 3.7%, 5.8%, and 6.3% of the Group’s net revenue for the years ended December 31, 2014, 2013 and 2012 respectively. The Group’s largest customer was Huadian Power International Corporation Limited (“Huadian”) for the years ended December 31, 2014, 2013 and 2012.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

44.	FINANCIAL INSTRUMENTS (continued)

44b.	Financial risk management objectives and policies (continued)

Credit risk (continued)

Details of the accounts receivable from the five customers with the largest receivable balances at December 31, 2014 and 2013 are as follows:

	Percentage of accounts receivable
	At December 31,
	2014	2013
Five largest receivable balances	35.85%	28.45%

The management considers the strong financial background and good creditability of these customers, and there is no significant uncovered credit risk.

The table below shows the credit limit and balance of 5 major counterparties at the balance sheet date:

		31.12.2014		31.12.2013
Counterparty	Location	Credit limit	Carrying amount	Credit limit	Carrying amount
		RMB’000	RMB’000	RMB’000	RMB’000
Company A	China	Not applicable	180,052	Not applicable	—
Company B	China	Not applicable	167,666	Not applicable	151,266
Company C	China	Not applicable	158,055	Not applicable	—
Company D	Australia	Not applicable	156,902	Not applicable	—
Company E	China	Not applicable	60,000	Not applicable	—
Company F	China	Not applicable	—	Not applicable	76,100
Company G	Japan	Not applicable	—	Not applicable	73,369
Company H	Singapore	Not applicable	—	Not applicable	60,007
Company I	Hong Kong	Not applicable	—	Not applicable	57,331

			722,675		418,073

The Group’s geographical concentration of credit risk is mainly in East Asia (excluding the PRC) and Australia. As at December 31, 2014 and 2013, over 45% and 51% of the Group’s total trade receivables were from Australia and from East Asia (excluding the PRC) respectively.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

44.	FINANCIAL INSTRUMENTS (continued)

44b.	Financial risk management objectives and policies (continued)

Market risk

(i)	Currency risk

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

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities in currencies other than the functional currencies of the relevant group entities at the balance sheet date are as follows:

	Liabilities		Assets
	2014	2013	2014	2013
	RMB’000	RMB’000	RMB’000	RMB’000
United States Dollar (“USD”)	35,377,540	30,840,426	3,920,955	5,278,923
Euro (“EUR”)	3,515	—	14,852	12,564
Hong Kong Dollar (“HKD”)	—	—	23	31
Notional amounts of sell USD foreign exchange contracts used for hedging	134,581	1,782,864	432,293	1,102,516
Notional amount of buy EUR foreign exchange contracts used for hedging	—	—	—	167,339
Notional amount of buy British pound (“GBP”) foreign exchange contracts used for hedging	—	—	—	1,730

The sales of the Group’s subsidiaries in Australia are mainly export sales and some of their fixed assets are imported from overseas. Their foreign exchange hedging policy is disclosed in note 36. The Group’s operations in the PRC do not adopt any foreign exchange hedging policy.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

44.	FINANCIAL INSTRUMENTS (continued)

44b.	Financial risk management objectives and policies (continued)

Market risk (continued)

(i)	Currency risk (continued)

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

	USD Impact (note i)
	2014	2013
	RMB’000	RMB’000
(Decrease) Increase to profit or loss
- if RMB weakens against respective foreign currency	(92,093)	(30,799)
- if RMB strengthens against respective foreign currency	92,093	30,799

	USD Impact (note ii)		EUR Impact (note ii)
	2014	2013	2014	2013
	RMB’000	RMB’000	RMB’000	RMB’000
Increase (Decrease) to profit or loss
- if AUD weakens against respective foreign currency	38,650	76,244	(124)	—
- if AUD strengthens against respective foreign currency	(38,650)	(76,244)	124	—
(Decrease) Increase to shareholders’ equity
- if AUD weakens against respective foreign currency	(599,877)	(1,039,514)	(124)	5,889
- if AUD strengthens against respective foreign currency	599,877	1,039,514	124	(5,889)

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

44.	FINANCIAL INSTRUMENTS (continued)

44b.	Financial risk management objectives and policies (continued)

Market risk (continued)

(i)	Currency risk (continued)

Notes:

(i)	This is mainly attributable to the exposure of the Group’s outstanding bank deposit and loans denominated in USD.

(ii)	This is mainly attributable to the exposure of the Group’s outstanding bank borrowings in foreign currency and derivative financial instruments denominated in a currency other than the functional currency of the borrower.

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

44.	FINANCIAL INSTRUMENTS (continued)

44b.	Financial risk management objectives and policies (continued)

Market risk (continued)

(ii)	Interest rate risk (continued)

Sensitivity Analysis

The following table details the Group’s sensitivity to a change of 100 basis points in the interest rate, assuming the financial instruments outstanding at the end of the reporting period were outstanding for the whole year and all the variables were held constant. It includes the interest rate fluctuation of the abovementioned PBOC rate and LIBOR.

	2014	2013
	RMB’000	RMB’000
Increase (Decrease) to profit and loss
-If increases by 100 basis points	(107,989)	(135,259)
-If decreases by 100 basis points	107,989	135,259
(Decrease) Increase to shareholders’ equity
-If increases by 100 basis points	(107,989)	(114,905)
-If decreases by 100 basis points	107,989	114,905

(iii)	Other price risk

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

44.	FINANCIAL INSTRUMENTS (continued)

44b.	Financial risk management objectives and policies (continued)

Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilization of bank borrowings and ensures compliance with loan covenants.

Included in bank balances and cash of the Group is RMB 16,701,000 (2013: RMB 9,324,000) of bank balances denominated in Renminbi placed with banks in the PRC. The conversion of RMB into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government. As of December 31, 2014 and 2013, other than the restriction from exchange control regulations, there is no significant restriction on the Group.

The following table details the Group’s remaining contractual maturity for its financial liabilities. For non-derivative financial liabilities, the table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

Liquidity and interest risk tables

	Weighted average effective interest rate	Less than 3 months	3-6 months	6 months to 1 year	1-5 years	5+ years	Total undiscounted cash flow	Carrying amount at 12.31
	%	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2014
Non-derivative financial liabilities
Bills and accounts payables	N/A	4,037,204	—	—	—	—	4,037,204	4,037,204
Other payables	N/A	7,818,335	—	—	—	—	7,818,335	7,818,335
Amounts due to Parent Company and its subsidiary companies	N/A	190,408	—	—	—	—	190,408	190,408
USD Guaranteed note	4.46%-5.73%	78,930	78,930	157,859	3,698,399	3,844,314	7,858,432	6,119,817
RMB Guaranteed note	4.20%-6.15%	5,363,341	—	240,000	4,933,281	8,387,728	18,924,350	14,920,374
Loan pledged by machineries	5.68%-10.00%	31,049	30,384	61,766	2,160,630	—	2,283,829	1,830,394
Finance lease liabilities	2.99%-5.60%	2,722	2,722	5,443	204,760	26,883	242,530	206,637
Bank borrowings
-variable rate	1.45%-15.60%	1,304,920	683,760	4,122,001	20,343,573	17,748,332	44,202,586	38,360,866
Long-term payable	6.15%-6.50%	1,215	—	464,434	855,662	—	1,321,311	1,193,528

		18,828,124	795,796	5,051,503	32,196,305	30,007,257	86,878,985	74,677,563

Financial guarantees issued
Maximum amount guaranteed (note)	N/A	—	—	—	—	2,051,340	2,051,340	—

Derivative financial instruments - gross settlement
Forward foreign exchange contracts
- Outflow	N/A	666,618	—	—	—	—	666,618	666,618
Future contrasts
- Outflow	N/A	664	—	—	—	—	664	664
Collar option
- Outflow	N/A	549,994	477,353	—	—	—	1,027,347	1,027,348

Note: the amount presented is the maximum contractual presented under guarantees issued.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

44.	FINANCIAL INSTRUMENTS (continued)

44b.	Financial risk management objectives and policies (continued)

Liquidity risk (continued)

Liquidity and interest risk tables (continued)

	Weighted average effective interest rate	Less than 3 months	3-6 months	6 months to 1 year	1-5 years	5+ years	Total undiscounted cash flow	Carrying amount at 12.31
	%	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2013
Non-derivative financial liabilities
Bills and accounts payables	N/A	2,716,675	—	—	—	—	2,716,675	2,716,675
Other payables	N/A	7,252,136	—	—	—	—	7,252,136	7,252,136
Amount due to Parent Company and its subsidiary companies	N/A	44,737	—	—	—	—	44,737	44,737
USD Guaranteed note	4.46%-5.73%	78,628	78,628	157,257	3,808,470	4,024,577	8,147,560	6,096,667
RMB Guaranteed note	4.42%-6.80%	1,267,000	—	5,537,792	1,969,000	4,990,000	13,763,792	10,956,917
Loan pledged by machineries	10.40%	46,800	46,800	93,600	1,948,800	610,770	2,746,770	1,800,000
Finance lease liabilities	3.00%-5.60%	14,404	14,404	28,809	235,109	22,741	315,467	267,492
Bank borrowings
- variable rate	1.00%-7.18%	368,587	1,529,536	4,069,209	15,102,407	18,924,915	39,994,654	36,253,935
Long-term payable	6.22%-8.90%	1,300	—	520,776	1,565,620	—	2,087,696	1,632,464
Contingent value rights shares liabilities	N/A	1,427,766	—	—	—	—	1,427,766	1,408,729

		13,218,033	1,669,368	10,407,443	24,629,406	28,573,003	78,497,253	68,429,752

Financial guarantees issued
Maximum amount guaranteed (note)	N/A	—	—	—	—	1,156,509	1,156,509	—

Derivative financial instruments - gross settlement
Forward foreign exchange contracts
- Outflow	N/A	1,020,926	297,288	464,651	1,993,723	—	3,776,588	3,776,588

Derivative financial instruments - net settlement
Interest rate swap contracts	N/A	11,194	11,194	21,144	—	—	43,532	43,532

Note: the amount presented is the maximum contractual presented under guarantees issued.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

44.	FINANCIAL INSTRUMENTS (continued)

44c.	Fair values

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

Fair values of financial assets and financial liabilities are determined as follows:

The following table presents the carrying value of financial instruments measured at fair value across the three levels of the fair value hierarchy. The levels of fair value are defined as follows:

Level 1:	fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets and liabilities;

Level 2:	fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3:	fair value measurements are those derived from valuation techniques that include inputs for the assets or liability that are not based on observable market data (unobservable inputs).

	Level 1	Level 2	Level 3	At December 31 Total
	RMB’000	RMB’000	RMB’000	RMB’000
2014
Assets
Available-for-sale investments
- Investments in securities listed on the SSE	249,404	—	—	249,404
Derivative financial instruments
- Forward foreign exchange contracts	—	359	—	359
- Royalty receivable	—	—	999,064	999,064

	249,404	359	999,064	1,248,827

Liabilities
Derivative financial instruments
- Future contracts	664	—	—	664
- Forward foreign exchange contracts	—	2,621	—	2,621
- Collar option	—	78,317	—	78,317

	664	80,938	—	81,602

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

44.	FINANCIAL INSTRUMENTS (continued)

44c.	Fair values (continued)

	Level 1	Level 2	Level 3	At December 31 Total
	RMB’000	RMB’000	RMB’000	RMB’000
2013
Assets
Available-for-sale investments
- Investments in securities listed on the SSE	172,855	—	—	172,855
Derivative financial instruments
- Forward foreign exchange contracts	—	13,062	—	13,062
- Collar option	—	3,589	—	3,589
- Royalty receivable	—	—	1,134,374	1,134,374

	172,855	16,651	1,134,374	1,323,880

Liabilities
Derivative financial instruments
- Forward foreign exchange contracts	—	181,358	—	181,358
- Collar option	—	90,221	—	90,221
- Interest rate swap contracts	—	43,532	—	43,532
Financial liabilities at fair value through profit or loss
- Contingent value rights shares liabilities	1,408,729	—	—	1,408,729

	1,408,729	315,111	—	1,723,840

In 2014 and 2013, there are no change in categories between level 1 and level 2 and no movement from or into level 3. For more information about royalty receivable, please refer to note 19.

The fair value of the royalty receivable is determined using the discounted future cash flows that are dependent on the following unobservable inputs: forecast sales volumes, coal prices and fluctuations in foreign exchange rates. The forecast sales volumes are based on the internally maintained budgets, five year business plan and life of mine models. The forecast coal prices and long term exchange rates are based on external data consistent with the data used for impairment assessments (note 23). The risk-adjusted post-tax discount rate used to determine the future cash flows is 10.5%. The estimated fair value would increase if the sales volumes and coal prices were higher and if the Australian dollar weakens against the US dollar. The Estimated fair value would also increase if the risk-adjusted discount rate was lower.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

45.	ACQUISITION OF HAO SHENG

On January 31, 2013, the Company completed the acquisition of 74.82% equity interest in Hao Sheng, the purpose of acquisition is to obtain the mining rights of Shilawusu Coal Field in the name of Hao Sheng. The acquisition was presented as purchases of assets and liabilities, such that no goodwill was recognized.

The net assets acquired on the acquisition date are as follows:

Carrying amounts RMB’000
Bank balances and cash	223,427
Prepayments and other receivables	4,539
Property, plant and equipment, net	302,205
Intangible assets	12,089,682
Other current liabilities	(59,159)
Deferred taxation	(3,022,421)

Net assets acquired	9,538,273
Non-controlling interest arising from acquisition	(2,401,737)

7,136,536

Considerations:
Cash paid on acquisition	1,025,516
Investment deposits and transaction costs paid for acquisition in prior year	2,982,805

Cash outflow for payment on acquisition	4,008,321
Add: Cash payable on acquisition	3,128,215

Total considerations	7,136,536

Net cash outflow arising on acquisition
Cash paid on acquisition	(1,025,516)
Bank balances and cash acquired	223,427

(802,089)

As at December 31, 2014, Hao Sheng has not yet commenced any business.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

46.	ACQUISITION OF ASHTON COAL MINES LIMITED

The Australia subsidiaries of the Group originally held 60% equity interests in Ashton joint operations. During 2011, the Group acquired additional 30% equity interests in Ashton joint operations from another venturer at a consideration of USD250 million. This included the acquisition of 30% equity interests in the joint ventures, Ashton Coal Mines Limited. Under the shareholders agreement, the 90% equity interest held in Ashton joint operations remained classified as joint operation, whereas the 90% interest in Ashton joint venture was accouted for using equity method. On September, 30, 2014, the remaining 10% equity interests in the joint venture of Ashton Coal Mines Limited were acquired by the Group at a consideration of AUD21.2 million (approximate RMB106,367,000). Upon completion of the acquisition, Ashton Coal Mines Limited becomes a wholly owned subsidiary of the Group.

The acquisition has been accounted for using the acquisition method.

The net assets acquired on the acquisition date are as follows:

	Carrying amounts	Fair Value Adjustments	Fair Values
	RMB’000	RMB’000	RMB’000
Bank balances and cash	47,688		47,688
Accounts receivable and other receivables	112,652		112,652
Inventories	44,125		44,125
Prepayments	23,861		23,861
Property plant and equipment, net *	1,382,951		1,382,951
Intangible assets*	2,363,255		2,363,255
Long term receivables	20,466		20,466
Goodwill	193,178	(193,178)	—
Accounts payable and other payables	(257,091)		(257,091)
Provision for land subsidence, restoration, rehabilitation and environmental costs *	(35,842)		(35,842)
Long term payable	(38,132)		(38,132)
Tax recoverable	6,124		6,124
Deferred taxation	(617,355)	9,784	(607,571)
Other provision	—	(148,013)	(148,013)

Net asset acquired			2,914,473
Bargain purchase			(147,993)

			2,766,480

Considerations:
Cash paid on acquisition			106,367
Carrying amount previously recognised as interest in joint venture and share of assets and liabilities held under a joint operation			2,660,113

			2,766,480

Net cash outflow arising on acquisition:
Cash paid on acquisition			106,367
Bank balances and cash acquired			(47,688)

			58,679

*	Included in the net assets acquired on the acquisition of Ashton Coal Mines Limited as of the acquisition date, certain assets and liabilities held under a joint operation were recognised by the Group in accordance with its share of those assets and liabilities before the acquisition.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

46.	ACQUISITION OF ASHTON COAL MINES LIMITED (continued)

During the period from the acquisition date to December 31, 2014, Ashton Coal Mines Limited has contributed a total revenue of RMB216.8 million and a net profit of RMB2.1 million.

If the acquisition had occurred on January 1, 2014, the consolidated revenue and net profit of the Group for the year ended December 31, 2014 would have been increased by RMB747.5 million and decreased by RMB128.5 million respectively. The proforma financial information is for illustrative purpose only and does not necessarily reflect the Group’s revenue and operating results if the acquisition has been completed January 1, 2014 and could not serve as a basis for the forecast of future operation result.

47.	NON-CONTROLLING INTEREST

Summarised financial information of material non-controlling interests of subsidiaries is set out below:

For the details of transactions with non-controlling interests, please refer to note 48.

	Yancoal Australia		Hao Sheng
	At December 31		At December 31
	2014	2013	2014	2013
Non-controlling interests percentage	22%	22%	25.18%	25.18%
	RMB’000	RMB’000	RMB’000	RMB’000
Summarised financial information
Current assets	3,362,311	5,666,980	276,938	512,070
Non-current assets	34,125,721	35,859,637	13,523,826	12,391,887
Current liabilities	(1,698,897)	(3,858,960)	(976,961)	(59,159)
Non-current liabilities	(23,309,923)	(32,361,612)	(3,022,421)	(3,022,421)

Net assets	12,479,212	5,306,045	9,801,382	9,822,377

Carrying amount of non-controlling interests	(59,220)	780,381	(2,467,988)	2,473,275

Revenue	7,300,759	8,961,855	—	—
(Loss) Profit for the year	(1,846,546)	(4,978,439)	(20,996)	15,896
Other comprehensive loss	(1,425,380)	(2,977,258)	—	—

Total comprehensive (loss) income	(3,271,926)	(7,955,697)	(20,996)	15,896

(Loss) Profit allocated to non-controlling interests	(724,263)	(1,706,642)	(5,287)	4,003

Cash flows used in operating activities	(1,294,520)	(965,946)	(75,008)	(31,221)
Cash flows used in investing activities	(1,102,854)	(1,208,547)	(618,120)	(492,719)
Cash flows from financing activities	1,780,449	1,765,319	700,000	643,427

Net (decrease) increase in cash and cash equivalents	(616,925)	(409,174)	6,872	119,487

Dividends paid to non-controlling interests	—	—	—	—

The amount of above financial information is before elimination of intra-group transactions.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

48.	RELATED PARTY BALANCES AND TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. In accordance with Main Board Listing Rules Chapter 14A, continuing connected transactions are disclosed below:

Balances and transactions with related party

	At December 31,
	2014	2013
	RMB’000	RMB’000
Nature of balances (other than those already disclosed)
Bills and accounts receivable
- Parent Company and its subsidiaries	545,329	402,872
- Joint ventures	160,660	28,859
Prepayments and other receivables
- Parent Company and its subsidiaries	224,151	49,824
- Joint ventures	—	160,723
- Associates	116,883	—
Bills and accounts payable
- Parent Company and its subsidiaries	190,398	—
- Associates	10	—
Other payables and accrued expenses
- Parent Company and its subsidiaries	1,037,193	1,066,760

The amounts due from/to the Parent Company, joint ventures and its subsidiary companies are non-interest bearing, unsecured and repayable on demand.

During the years, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Year ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Income
Sales of coal	2,287,541	2,839,839	3,162,122
Sales of auxiliary materials	510,432	328,732	425,957
Sales of heat and electricity	114,163	111,675	167,295
Sales of methanol	127,921	126,398	47,909
Provision of mines operating services	4,337	—	—
Expenditure
Utilities and facilities	29,777	19,406	35,906
Purchases of supply materials and equipment	1,286,869	1,196,372	1,552,758
Repair and maintenance services	238,110	266,849	327,600
Social welfare and support services	822,793	483,783	802,540
Road transportation services	19,567	14,119	67,654
Construction services	600,847	522,314	689,787

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

48.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Balances and transactions with related party (continued)

Expenditures for social welfare and support services (excluding medical and child care expenses) are RMB177,854,000, RMB122,460,000 and RMB176,820,000 for the years ended December 31, 2014, 2013 and 2012. These expenses will be negotiated with and paid by the Parent Company each year.

As at December 31, 2014, the Company has deposited RMB927,255,000 (2013: RMB103,464,000) (2012: RMB1,719,621,000) to the Company’s associate, Yankuang Group Finance Company Limited. The interest income received and finance cost paid during the year amounted to RMB3,217,000 (2013: RMB4,756,000) (2012: RMB7,986,000) and RMB100,000 (2013: RMB1,645,000) (2012: RMB1,411,000) respectively.

In addition to the above, the Company participates in a retirement benefit scheme of the Parent Company in respect of retirement benefits (note 51).

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

Material transactions with other state-controlled entities are as follows:

	Year ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Trade sales	4,518,295	5,986,611	10,503,203
Trade purchases	1,357,757	5,078,834	4,500,994

Material balances with other state-controlled entities are as follows:

	At December 31,
	2014	2013
	RMB’000	RMB’000
Amounts due to other state-controlled entities	201,797	328,474
Amounts due from other state-controlled entities	440,387	804,906

Amounts due to and from state-controlled entities are trade nature of which terms are not different from other customers (notes 18 and 32).

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

48.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

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

Balances and transactions with joint ventures

	At December 31,
	2014	2013
	RMB’000	RMB’000
Due from a joint venture (note 28)	1,705,757	1,587,001

The amount due from a joint venture is unsecured and interest is calculated at commercial rate, interest received by the Group in the current year amounting to RMB100,345,000 (2013: RMB 106,373,000).

For the year ended December 31, 2014, the trade balances between the Group and joint ventures are disclosed in notes 18 and 32. During the last year, the Group’s Australian subsidiaries sold coal products and provided marketing and administrative services to the joint ventures of the Group amounted to RMB796,212,000 and RMB1,530,000 respectively. The Group has acquired 100% of the shares of the joint ventures and consolidated in the Group account.

Compensation of key management personnel

The remuneration of directors and other members of key management were as follows:

	Year ended December 31,
	2014	2013	2012
	RMB’000	RMB’000	RMB’000
Directors’ fee	520	520	520
Salaries, allowance and other benefits in kind	10,663	5,987	5,850
Retirement benefit scheme contributions	1,772	1,020	1,033

	12,955	7,527	7,403

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

49.	COMMITMENTS

	At December 31,
	2014	2013
	RMB’000	RMB’000
Capital expenditure contracted for but not provided in the consolidated financial statements
Acquisition of property, plant and equipment
- the Group	2,725,021	2,375,634
- share of joint operations	5,515	27,254
Acquisition of intangible assets
- share of joint operations	—	504
Exploration and evaluation
- the Group	—	1,094
- share of joint operations	1,382	9,977

	2,731,918	2,414,463

Pursuant to the regulations issued by the Shandong Province Finance Bureau, the Group has to pay a deposit of RMB2,636 million (2013: RMB2,636 million) to the relevant government authority, which secured for the environmental protection work done by the Company. As at December 31, 2014, deposit of RMB1,052 million (2013: RMB1,052 million) were made and the Company is committed to further make security deposit of RMB1,584million (2013: RMB1,584 million).

50.	RETIREMENT BENEFITS

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

Pursuant to the Provision of Insurance Fund Administrative Services Agreement entered into by the Company and the Parent Company on March 21, 2014 (2013: March 22, 2013), the monthly contribution rate is at 20% (2013: 20%; 2012: 20%) of the total monthly basic salaries and wages of the Company’s employees for the period from January 1, 2014 to December 31, 2014. Other welfare benefits will be provided by the Parent Company, which will be reimbursed by the Company.

The amount of contributions paid to the Parent Company were RMB722,111,000, RMB874,753,000, and RMB857,352,000 for the years ended December 31, 2014, 2013, and 2012, respectively.

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

50.	RETIREMENT BENEFITS (continued)

During the year and at the balance sheet date, there were no forfeited contributions which arose upon employees leaving the above schemes available to reduce the contributions payable in future years.

51.	HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the domestic employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the three years ended December 31, 2014, 2013 and 2012. Such expenses, amounting to RMB137,200,000, RMB80,042,000 and RMB137,200,000 for each of the three years ended December 31, 2014, 2013 and 2012 respectively, have been included as part of the social welfare and support services expenses summarized in note 50.

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

52.	POST BALANCE SHEET EVENT

Moolarben Stage 2 expansion project

Subsequent to the financial year, as announced on 2 February 2015, the NSW PAC approved Yancoal Australia’s Moolarben Stage 2 expansion application. Once the Moolarben Stage Two project is completed the operation at Mudgee will produce up to 15 million tonnes per annum of raw coal for a period of 24 years and extend the life of the operation.

53.	OPERATING LEASE COMMITMENTS

	At December 31,
	2014	2013
	RMB’000	RMB’000
Within one year	152,981	13,296
More than one year, but not more than five years	132,547	47,265

	285,528	60,561

Operating leases have average remaining lease terms of 1 to 5 years. Items that are subject to operating leases include mining equipment, office space and small items of office equipment.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

54.	CONTINGENT LIABILITIES

(i)	Guarantees

	At December 31,
	2014	2013
	RMB’000	RMB’000
(a) The Group
Guarantees secured over deposits	136,080	81,670
Performance guarantees provided to daily operations	979,025	921,275
Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	171,892	146,826
(b) Joint operations
Performance guarantees provided to daily operations	528,262	417,352
Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	46,487	48,477

	1,861,746	1,615,600

(ii)	The Australia Taxation Office (“ATO”) commenced an audit of the Group during the previous financial year. The audit has progressed during the current financial year with a range of issues under review now closed. The Group is currently in discussion wit the ATO. Seeking to reach a mutually agreeable resolution of the remaining outstanding issues. The audit is expected to conclude during the first half of 2015 and is not expected to have a material impact on the Group’s financial position.

(iii)	Yancoal Australia will provide financial support to joint venture, Middlemount Coal Pty Ltd, confirming that Yancoal Australia will not demand the repayment of any loan due from Middlemount, expect to the extent that Middlemount agrees otherwise provided in the loan agreement; and provide financial support to Middlemount to enable it to meet its debts as and when they become due and payable, by way of new shareholder loans in proportion to its share of the net assets of Middlemeount.

(iv)	The Company was sued by Zhongxin Daxie Fuel Co., Ltd. (“Zhongxin Daxie”) at the Shandong Provincial Higher People’s Court for not performing the duty of delivering goods pursuant to the Coal Sales Contract. It requested the termination of the Coal Sales Contract signed by both sides, the return of payments for goods and compensation for economic losses of RMB163.6 million in total. Zhongxin Daxie’s claim was rejected by the first instance judgment of the Shandong Provincial Higher People’s Court. On June 30, 2014, the Company received the Notice of the Decision on Appeal from the Supreme People’s Court of the People’s Republic of China (the “Supreme Court”). As at report date, the case is still being tried in court and has not yet been heard.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

55.	INFORMATION OF THE COMPANY

Details of the Company’s major subsidiaries at December 31, 2014 and 2013 are as follows:

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital	Proportion of registered capital/ issued share capital held by the Company				Proportion of voting power held		Principal activities
			2014		2013		2014	2013
			Directly	Indirectly	Directly	Indirectly
Austar Coal Mine Pty, Limited (“Austar”)	Australia	AUD 64,000,000	—	100%	—	100%	100%	100%	Coal mining business in Australia
Heze (note 1)	PRC	RMB 3,000,000,000	98.33%	—	98.33%	—	98.33%	98.33%	Coal mining and sales
Yancoal Australia (note2)	Australia	AUD 656,700,717	78%	—	78%	—	78%	78%	Investment holding
Shandong Yanmei Shipping Co., Ltd. (“Yanmei Shipping”) (note1)	PRC	RMB 5,500,000	92%	—	92%	—	92%	92%	Transportation via rivers and lakes and the sales of coal and construction materials
Yulin (note 1)	PRC	RMB 1,400,000,000	100%	—	100%	—	100%	100%	Methanol and electricity power business
Zhongyan Trade Co., Ltd (“Zhongyan”) (note 1)	PRC	RMB 2,100,000	52.38%	—	52.38%	—	52.38%	52.38%	Trading and processing of mining machinery
Shanxi Neng Hua (note 1)	PRC	RMB 600,000,000	100%	—	100%	—	100%	100%	Investment holding
Shanxi Tianchi (note 1)	PRC	RMB 90,000,000	—	81.31%	—	81.31%	81.31%	81.31%	Coal mining business
Shanxi Tianhao (note 1)	PRC	RMB 150,000,000	—	99.89%	—	99.89%	99.89%	99.89%	Methanol and electricity power business
Hua Ju Energy (note 1)	PRC	RMB 288,589,774	95.14%	—	95.14%	—	95.14%	95.14%	Electricity and heat supply
Ordos (note 1)	PRC	RMB 8,100,000,000	100%	—	100%	—	100%	100%	Investment holding, coal mining and sales
Yize (note 1)	PRC	RMB 136,260,500	—	100%	—	100%	100%	100%	Development of methanol project
Rongxin Chemicals (note 1)	PRC	RMB 3,000,000	—	100%	—	100%	100%	100%	Development of methanol project
Daxin Industrial (note 1)	PRC	RMB 4,107,432	—	100%	—	100%	100%	100%	Development of methanol project
Xintai (note 1)	PRC	RMB 5,000,000	—	100%	—	100%	100%	100%	Coal mining and sales
Inner Mongolia Haosheng Coal Mining Co., Ltd (note 1)	PRC	RMB 800,000,000	74.82%	—	74.82%	—	74.82%	74.82%	Sales of coal mine machinery equipment and accessories
Rizhao (note 1)	PRC	RMB 300,000,000	51%	—	51%	—	51%	51%	Coal wholesale management and others

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

55.	INFORMATION OF THE COMPANY (continued)

Details of the Company’s major subsidiaries at December 31, 2014 and 2013 are as follows:

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital	Proportion of registered capital/ issued share capital held by the Company				Proportion of voting power held		Principal activities
			2014		2013		2014	2013
			Directly	Indirectly	Directly	Indirectly
Yancoal International	Hong Kong	USD 689,313,091	100%	—	100%	—	100%	100%	Investment holding
Yancoal International Resources Development Co., Limited	Hong Kong	USD 600,000	—	100%	—	100%	100%	100%	Coal resource exploration development
Yancoal International Technology Development Co., Limited	Hong Kong	USD 1,000,000	—	100%	—	100%	100%	100%	Coal mining technology Development
Yancoal International Trading Co., Limited	Hong Kong	USD 1,000,000	—	100%	—	100%	100%	100%	Entrepot trade
Yancoal Technology (Holdings) Co., Ltd.	Australia	AUD 75,407,506	—	100%	—	100%	100%	100%	Holdings company
Yancoal Resources	Australia	AUD 446,409,065	—	100%	—	100%	100%	100%	Coal mining business in Australia
Trading Centre (Note 1)	PRC	RMB100,000,000	51%	—	51%	—	51%	51%	Coal sales
Beisheng Industry and Trade (Note 1)	PRC	RMB 2,404,000	100%	—	100%	—	100%	100%	Coal Mining and sales
Ashton Coal Operations Pty Limited	Australia	AUD 5	—	100%	—	100%	100%	100%	Management of operations
Athena Coal Mine Pty Ltd	Australia	AUD 2	—	100%	—	100%	100%	100%	Coal exploration
Felix NSW Pty Ltd	Australia	AUD 2	—	100%	—	100%	100%	100%	Investment holding
Moolarben Coal Mines Pty Limited	Australia	AUD 1	—	100%	—	100%	100%	100%	Coal business development
Moolarben Coal Operations Pty Ltd	Australia	AUD 2	—	100%	—	100%	100%	100%	Management of coal operations
Moolarben Coal Sales Pty Ltd	Australia	AUD 2	—	100%	—	100%	100%	100%	Coal sales
Proserpina Coal Pty Ltd	Australia	AUD 1	—	100%	—	100%	100%	100%	Coal mining and sales
Syntech Holdings Pty Ltd	Australia	AUD 223,470,552	—	100%	—	100%	100%	100%	Investment holding and management of coal operation
Duralie Coal Pty Ltd	Australia	AUD 2	—	100%	—	100%	100%	100%	Coal mining

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

55.	INFORMATION OF THE COMPANY (continued)

Details of the Company’s major subsidiaries at December 31, 2014 and 2013 are as follows:

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital	Proportion of registered capital/ issued share capital held by the Company				Proportion of voting power held		Principal activities
			2014		2013		2014	2013
			Directly	Indirectly	Directly	Indirectly
Gloucester	Australia	AUD 719,720,808	—	100%	—	100%	100%	100%	Coal resource exploration development
Auriada Limited	Northern Ireland	AUD 5	—	100%	—	100%	100%	100%	No business in Australia, to be liquidated
Ballymoney Power Limited	Northern Ireland	AUD 5	—	100%	—	100%	100%	100%	No business in Australia, to be liquidated
Balhoil Nominees Pty Ltd	Australia	AUD 7,270	—	100%	—	100%	100%	100%	No business in Australia
SASE Pty Limited	Australia	AUD 9,650,564	—	90%	—	90%	100%	100%	No business in Australia, to be liquidated
CIM Mining Pty Ltd	Australia	AUD 30,180,720	—	100%	—	100%	100%	100%	No business in Australia
Donaldson Coal Holdings Ltd	Australia	AUD 204,945,942	—	100%	—	100%	100%	100%	Holdings company
Monash Coal Holdings Pty Ltd	Australia	AUD 100	—	100%	—	100%	100%	100%	Dormant
CIM Stratford Pty Ltd	Australia	AUD 21,558,606	—	100%	—	100%	100%	100%	Dormant
CIM Services Pty Ltd	Australia	AUD 8,400,002	—	100%	—	100%	100%	100%	Dormant
Donaldson Coal Pty Ltd	Australia	AUD 6,688,782	—	100%	—	100%	100%	100%	Coal mining and sales
Agrarian Finance Pty Ltd	Australia	AUD 2	—	100%	—	100%	100%	100%	Dormant
Monash Coal Pty Ltd	Australia	AUD 200	—	100%	—	100%	100%	100%	Coal mining and sales
Newcastle Coal Company Pty Ltd	Australia	AUD 2,300,999	—	100%	—	100%	100%	100%	Coal mining and sales
Syntech Holdings II Pty Ltd	Australia	AUD 6,318,490	—	100%	—	100%	100%	100%	Investment holding
Tonford Pty Ltd	Australia	AUD 2	—	100%	—	100%	100%	100%	Coal exploration
UCC Energy Pty Limited	Australia	AUD 2	—	100%	—	100%	100%	100%	Ultra clean coal technology
Wesfarmers Char	Australia	AUD 1,000,000	—	100%	—	100%	100%	100%	Research and development of the technology and procedures of processing coal
Wesfarmers Premier Coal Limited	Australia	AUD 8,779,250	—	100%	—	100%	100%	100%	Exploration, production and processing of coal
White Mining (NSW) Pty Limited	Australia	AUD 10	—	100%	—	100%	100%	100%	Coal mining and sales

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

55.	INFORMATION OF THE COMPANY (continued)

Details of the Company’s major subsidiaries at December 31, 2014 and 2013 are as follows:

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital	Proportion of registered capital/ issued share capital held by the Company				Proportion of voting power held		Principal activities
			2014		2013		2014	2013
			Directly	Indirectly	Directly	Indirectly
White Mining Research Pty Ltd	Australia	AUD 2	—	100%	—	100%	100%	100%	No business in Australia, to be liquidated
White Mining Services Pty Limited	Australia	AUD 2	—	100%	—	100%	100%	100%	No business in Australia, to be liquidated
White Mining Limited	Australia	Ordinary shares AUD 3,300,000 A Shares AUD 200	—	100%	—	100%	100%	100%	Investment holding and management of operations
Yancoal Canada	Canada	USD 290,000,000	—	100%	—	100%	100%	100%	Potash exploration
Mountfield Properties Pty Ltd	Australia	AUD 100	—	100%	—	100%	100%	100%	Investment holding
AMH (Chinchilla Coal) Pty Ltd	Australia	AUD 2	—	100%	—	100%	100%	100%	Coal exploration
Syntech Resources Pty Ltd	Australia	AUD 1,251,431	—	100%	—	100%	100%	100%	Coal mining and sales
Yancoal Luxembourg	Luxembourg	USD 500,000	—	100%	—	100%	100%	100%	Investment holding
Yarrabee Coal Company Pty Ltd	Australia	AUD 92,080	—	100%	—	100%	100%	100%	Coal mining and sales
Westralian Prospectors NL	Australia	AUD 93,001	—	100%	—	100%	100%	100%	No business in Australia
Eucla Mining NL	Australia	AUD 707,500	—	100%	—	100%	100%	100%	No business in Australia
CIM Duralie Pty Ltd	Australia	AUD 665	—	100%	—	100%	100%	100%	No business in Australia
Duralie Coal Marketing Pty Ltd	Australia	AUD 2	—	100%	—	100%	100%	100%	No business in Australia
Gloucester (SPV) Pty Ltd	Australia	AUD 2	—	100%	—	100%	100%	100%	Holdings company
Gloucester (Sub Holdings 1) Pty Ltd	Australia	AUD 2	—	100%	—	100%	100%	100%	Holdings company
Gloucester (Sub Holdings 2) Pty Ltd	Australia	AUD 2	—	100%	—	100%	100%	100%	Holdings company
Donaldson Coal Finance Pty Ltd	Australia	AUD 10	—	100%	—	100%	100%	100%	Investment company
Stradford Coal Pty Ltd	Australia	AUD 10	—	100%	—	100%	100%	100%	Coal mining
Stradford Coal Marketing Pty Ltd	Australia	AUD 10	—	100%	—	100%	100%	100%	Coal sales
Abakk Pty Ltd	Australia	AUD 6	—	100%	—	100%	100%	100%	No business in Australia, to be liquidated

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

55.	INFORMATION OF THE COMPANY (continued)

Details of the Company’s major subsidiaries at December 31, 2014 and 2013 are as follows:

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital	Proportion of registered capital/ issued share capital held by the Company				Proportion of voting power held		Principal activities
			2014		2013		2014	2013
			Directly	Indirectly	Directly	Indirectly
Primecoal International Pty Ltd	Australia	AUD 1	—	100%	—	100%	100%	100%	No business in Australia, to be liquidated
Athena Holdings P/L	Australia	AUD 24,450,405	—	100%	—	100%	100%	100%	Holding company
Premier Coal Holdings P/L	Australia	AUD 321,613,108	—	100%	—	100%	100%	100%	Holdings company
Tonford Holdings P/L	Australia	AUD 46,407,917	—	100%	—	100%	100%	100%	Holdings company
Wilpeena Holdings P/L	Australia	AUD 3,457,381	—	100%	—	100%	100%	100%	Holdings company
Yancoal Energy P/L	Australia	AUD 202,977,694	—	100%	—	100%	100%	100%	Holdings company
Yancoal Technology Development Pty Ltd	Australia	AUD 2	—	100%	—	100%	100%	100%	LTCC technical development and equipment rental
Qingdao Yanmei Dongqi Energy Co., Ltd (“Dongqi “) (Note 1)	PRC	RMB 50,000,000	—	100%	—	—	100%	—	Coal and Related Products Wholesale
Shangdong Zhongyin Logistics & Trade Co., Ltd. (“Zhongyin Logistics”) (Note 1)	PRC	RMB 300,000,000	100%	—	—	—	100%	—	Trade Broker and Agent
Zhongyin Financial Leasing Co., Ltd. (“Zhongyin Financial”) (Note 1)	PRC	RMB 500,000,000	75%	25%	—	—	100%	—	Financial Leasing
Duanxin Investment Holding (Beijing) Co., Ltd (“Duanxin “) (Note 1)	PRC	RMB 10,000,000	100%	—	—	—	100%	—	Investment and assets management
Yancoal Australia Sales Pty Ltd	Australia	AUD 100	—	100%	—	—	100%	—	Coal sales
Yancoal SCN Ltd	Australia	AUD 5	—	100%	—	—	100%	—	Issue subordinated capital note
Ashton Coal mines Limited	Australia	AUD 5	—	100%	—	—	100%	—	Coal sales
Advanced Clean Coal Technology Pty Limited	Australia	AUD 1	—	100%	—	—	100%	—	No business in Australia
Premier Char Pty Ltd	Australia	AUD 1,000,000	—	100%	—	—	100%	—	Charcoal Product Development

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

55.	INFORMATION OF THE COMPANY (continued)

Unless otherwise specified, the capital of the above subsidiaries are registered capital (those established in the PRC) or ordinary shares (those established in other countries).

Note 1:	Yanmei Shipping, Yulin, Zhongyan, Heze, Shanxi Neng Hua, Shanxi Tianchi, Shanxi Tianhao, Hua Ju Energy, Ordos, Yize, Rongxin Chemical, Daxin Industrial, Xintai, Haosheng, Rizhao, Dongqi, Zhongyin Logistics, Zhongyin Financial and Duanxin are established in the PRC as limited liability companies.
Note 2:	The investment cost of RMB3,781,606,000 in respect of investment in Yancoal Australia was included in investment in subsidiaries. As at December 31, 2014, the market value of these shares was approximately RMB622,550,000 (AUD124,078,000) (2013: RMB3,200,344,000 (AUD775,489,000)).