Form 20-F
period 2015-12-31
YANZHOU COAL MINING CO LTD
filed 2016-04-26
CIK 1048098

As filed with Securities and Exchange Commission on April 26, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Wu Xiangqian

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

1,958,400,000 H Shares, par value RMB1.00 per share, including H Shares that were represented by 5,167,533 ADSs

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this Chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.)    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

“Australia” are to the Commonwealth of Australia.

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

“Donghua Heavy Industry” are to Yankuang Donghua Heavy Industry Company Limited, a company with limited liability incorporated under the laws of the PRC in 2013, and a wholly-owned subsidiary of the Company, which engages in the design, manufacturing, installation, repairing and maintenance of the Company’s mining equipment, electromechanical equipments and parts;

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

“Felix” are to Yancoal Resources (formerly Felix Resources Limited).

“Gloucester” are to Gloucester Coal Ltd., a company incorporated in Australia, which focuses on the exploration, mining and sale of coal in Australia. We completed the merger with Gloucester in June 2012, which turned Gloucester into a wholly-owned subsidiary of Yancoal Australia.

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

“Haosheng Company” are to Inner Mongolia Haosheng Coal Mining Company Limited, a Company incorporated in the PRC and a 77.75%-owned subsidiary of the Company, which engages in project development for Shilawusu Coal Field in the Inner Mongolia Autonomous Region.

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

“SSE” are to the Shanghai Stock Exchange.

“Thirteenth Five-Year Plan” are to the Thirteenth Five-Year Plan (2016-2020) for National Economic and Social Development in the PRC.

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

Solely for your convenience, certain items in this annual report contain translations of Renminbi amounts into U.S. dollars, which have been made at the rate of RMB6.4778 to US$1.00, being the exchange rate as set forth in the H.10 weekly statistical release of the Board of Governors of the Federal Reserve System of the United States on December 31, 2015. All such translations in this annual report are provided solely for your convenience and no representation is made that the Renminbi amounts could have been or could be converted into U.S. dollars at that rate, or at all.

In this annual report, where information has been presented in percentages, or thousands or millions or billions of units, amounts may have been rounded up or down. Accordingly, the amounts identified as total amounts in tables may not be equal to the apparent sum of the amounts listed therein.

Coal resources and reserves are key elements in our Company’s investment decision-making process. The term “resources” describes a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. The term “reserves” describes the recoverable quantity of coal that is commercially viable for development given the prevailing economic situation, particularly with respect to the prices of coal at the time of estimation. Reserves are estimated using a deterministic method, in which a single best estimate is made based on known geological, engineering and economic data, or a probabilistic method, in which known geological, engineering and economic data are used to generate a range of estimates and their associated probabilities. All coal reserves data are estimates, which are revised when additional information becomes available (for example, when additional coal mines commence operations or when actual coal production or extraction commences). “Proven reserves” refers to estimated quantities of coal that geological and engineering data demonstrate have reasonable certainty of being recovered in future years from known deposits under existing economic and operating conditions (that is, prices and costs at the date the estimate is made). “Probable reserves” refers to the estimated quantities of coal that geological and engineering data demonstrate have fair to good probability of being recovered in future years from known deposits under existing economic and operating conditions. To qualify as proven reserves, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the proven estimate. To qualify as probable reserves, there should be at least a 50% probability that the quantities actually recovered will equal or exceed the proven plus probable estimate. Our total in-place proven and probable reserves are presented to include all mining and preparation losses that occur during the processing of coal after it is mined. Recoverable reserves refer to the amount of in-place proven and probable reserves but exclude all mining and preparation losses that occur during the processing of coal after it is mined. Our estimates of recoverable reserves are reported after deduction of actual production volume and nonaccessibe reserves up to December 31, 2015. Unless otherwise specified, coal reserves and resources are presented on a 100% basis.

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

Historical Financial Data

The following table sets forth selected financial data as of and for the years ended December 31, 2011, 2012, 2013, 2014 and 2015. The selected income statement and cash flow data for the years ended December 31, 2013, 2014 and 2015 and the summary balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with those financial statements and the accompanying notes. Unless otherwise indicated, the financial statements have been prepared and presented in accordance with IFRS, as issued by the IASB.

	As of and for the Year Ended December 31,
	2011	2012	2013	2014	2015	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(in millions except per Share and per ADS data)
INCOME STATEMENT DATA
Total revenue[1]	47,065.8	58,146.2	56,401.8	60,370.8	36,404.1	5,646.1
Gross sales of coal	45,181.2	56,200.6	54,444.8	58,539.4	32,876.0	5,099.0
Railway transportation service income	476.9	464.1	457.9	373.6	327.3	50.8
Gross sales of electricity power	328.0	323.6	332.1	241.5	598.6	92.8
Gross sales of methanol	1,059.3	1,118.0	1,155.7	1,195.5	2,264.7	351.2
Gross sales of heat supply	20.5	39.9	11.2	20.8	27.5	4.3
Gross sales of equipment manufacturing	—	—	—	—	309.9	48.1
Transportation costs of coal	(1,248.3)	(2,104.2)	(2,024.2)	(2,291.6)	(2,078.9)	(322.4)
Cost of sales and service provided	(25,986.7)	(42,149.0)	(42,511.8)	(49,557.5)	(25,838.3)	(4,007.4)
Cost of electricity power	(362.5)	(330.8)	(320.5)	(159.7)	(476.5)	(73.9)
Cost of methanol	(930.2)	(911.2)	(850.8)	(869.3)	(1,535.8)	(238.2)
Cost of heat supply	(13.8)	(25.1)	(6.7)	(11.2)	(13.4)	(2.1)
Cost of equipment manufacturing	—	—	—	—	(307.6)	(47.7)

Gross profit	18,524.3	12, 625.8	10,687.8	7,481.4	6,153.6	954.4
Selling, general and administrative expenses	(6,570.2)	(7,987.6)	(10,380.7)	(6,069.9)	(5,696.7)	(883.5)
Share of profit of associates	68.9	142.0	233.9	310.6	502.4	77.9
Share of loss of jointly controlled entities	—	(191.6)	(376.0)	(320.8)	(170.5)	(26.4)
Other income	1,075.8	2,930.4	1,020.6	2,382.2	2,317.9	359.5
Interest expense	(839.3)	(1,448.7)	(1,765.8)	(2,183.6)	(2,484.4)	(385.3)

Profit before income taxes	12,259.5	6,070.4	(580.3)	1,599.9	622.3	96.5
Income taxes	(3,466.9)	(36.2)	394.8	(1,112.8)	(489.6)	(75.9)
Profit for the year	8,792.5	6,034.2	(185.5)	487.1	132.6	20.6

Profit attributable to our equity holders	8,745.1	6,065.6	777.4	766.2	164.5	25.5
Earnings per Share	1.78	1.23	0.16	0.16	0.03	0.005
Earnings per ADS	17.78	12.33	1.58	1.56	0.33	0.05
Operating income per Share before income tax	2.49	1.23	(0.12)	0.33	0.13	0.02
Profit from continuing operation per ADS before income tax	24.93	12.34	(1.18)	3.25	1.27	0.20

CASH FLOW DATA
Net cash from operating activities	17,977.3	6,503.6	(2,201.1)	4,171.8	4,347.2	674.2
Net cash from (used in) investing activities	(25,611.1)	(3,187.4)	(13,504.4)	(8,534.8)	8,203.4	(1,272.3)
Net cash from (used in) financing activities	9,441.1	1,145.1	13,286.9	8,692.2	11,073.8	1,717.5

BALANCE SHEET DATA
Total current assets	30,169.7	29,833.5	31,524.4	38,086.3	48,811.1	7,516.8
Total current liabilities	34,721.5	28,622.7	28,816.0	27,329.9	42,056.3	6,476.6
Net current assets/(liabilities)	(4,551.8)	1,210.8	2,708.4	10,756.4	6,754.8	1,040.2
Property, plant and equipment	31,273.8	39,503.1	41,896.5	44,174.6	45,616.0	7,024.8
Total assets	96,890.2	122,165.1	127,458.2	133,098.1	142,471.9	21,940.4
Long-term bank borrowing	14,869.3	33,283.8	44,100.0	50,566.4	45,576.6	7,018.7
Equity attributable to our equity holders	42,451.5	45,530.0	40,378.7	38,725.8	35,370.0	5,446.9

DIVIDEND PER SHARE
A and H Shares	0.57	0.36	0.02	0.02	0.01	0.002
ADS	5.7	3.6	0.20	0.20	0.10	0.02

The following additional references are added for understanding the historical data

1.	The financial figures of 2015 presented in USD are converted from RMB at a rate of RMB6.4778 to US$1.00.
2.	Dividend per share for the year 2015 represents the dividend proposed.
3.	In 2015, the Group consolidated financial statements of Shandong Duanxin Supply Chain Co., Ltd.,Donghua Heavy Industries Co., Ltd. and Qingdao Zhongyin Ruifeng International Trade Co., Ltd. Since 2014, the Group consolidated financial statements of Shandong Zhongyin Logistics and Trade Co., Ltd., Zhongyin Financial Leasing Co., Ltd. (“Zhongyin Financial Leasing”) and Duanxin Investment Holding (Beijing) Co., Ltd. Since 2013, the Group consolidated financial statements of Haosheng Company and Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd. (“Rizhao Coal Storage and Blending”) Since 2012, the Group consolidated the financial statements of Shandong Coal Trading Centre Co., Ltd. and since 2011, the Group consolidated the financial statements of Yancoal International.
4.	The Company repurchased H shares in 2015. Pursuant to relevant repurchase laws and regulations, earnings per share, dividend per share, net cash flow per share generated in business activities, net assets per share, the shareholding ratio and other related indices were calculated based on the total equity after deduction of repurchased shares.
5.	This annual report does not contain a separate analysis of companies such as Shandong Yanmei Shipping Co., Ltd., Shandong Coal Trading Centre Co., Ltd. etc., whose operating results and assets did not have any material impact on the Group.
6.	Pursuant to the new regulations promulgated by International Financial Reporting Interpretations Committee with regard to the “Overburden in Advance in the Production of an Open Cut”, the Group accounted for the figures of overburden in advance from 1 January 2013 onwards and had made retrospective adjustments on the relevant figures in the financial statement of 2011 and 2012.

Number of Shares Outstanding

	As of December 31,
	2011	2012	2013	2014	2015
A Shares	2,960,000,000	2,960,000,000	2,960,000,000	2,960,000,000	2,960,000,000
H Shares	1,958,400,000	1,958,400,000	1,958,400,000	1,958,400,000	1,958,400,000
ADS	13,933,698	12,915,380	6,952,181	6,952,181	5,167,533

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

Period	Period End	Average(1)	High	Low
	(expressed in RMB per US$)
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.3093	6.3449	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4936	6.2401	6.4936	6.1136
September	6.3556	6.3676	6.3836	6.3630
October	6.3180	6.3488	6.3591	6.3180
November	6.3883	6.3636	6.3945	6.3180
December	6.4778	6.4477	6.4896	6.3883
2016
January	6.5752	6.5726	6.5932	6.5219
February	6.5525	6.5501	6.5785	6.5154
March	6.4480	6.5027	6.5500	6.4480
April (through April 15, 2016)	6.4730	6.4713	6.4810	6.4580

(1)	Determined by averaging the rates on the last business day of each month during the respective period, except for monthly averages, which are determined by averaging the rates on each business day of the month.

On April 15, 2016, the noon buying rate was US$1.00 = RMB6.4730.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The coal industry depends on general economic conditions, including the conditions of global and local economies. In 2015, the economic recovery of certain developed countries have generally been muted or have slowed down, which has led to general market volatility and uncertainty about the prospects of future of global growth and investment. In addition, regional geopolitical turmoil in various countries has added uncertainty to the global economy. Meanwhile, China’s economic growth has generally slowed down due to excess production capacities in certain industries. The PRC government has implemented economic reform and sought to enhance economic growth methods, which includes energy conservation and environmental measures. However, to achieve certain energy-saving, emission-reduction as well as environmental protection goals, high energy consumption industries, such as coal industry and its downstream industries may be adversely affected, which may in turn materially and adversely affected our business, results of operations and financial condition.

Our operating business, results of operations and financial condition depend on volatile domestic and international coal markets.

Coal sales accounted for 96.5%, 97.0% and 90.3% of our revenues in 2013, 2014 and 2015, respectively, and we expect our coal sales to continue to account for a substantial portion of our revenue. As we derive a substantial portion of our revenue from sales of coal and coal-related products, our business and operating results depend heavily upon supply and demand for coal and coal-related products in the domestic and international coal markets. Accordingly, we are vulnerable to downturns in the demand for coal, increases in supply of coal through new or expanded coal production and declines in coal prices.

In 2015, the global economy experienced a depth adjustment and China’s economic growth slowed down. Coal companies faced pressures from environmental protection and severe imbalance of supply and demand in coal market, as a result, the coal price hovering at a low level and the coal industry was generally in extensive loss. As such, the coal industry was confronted with continuouse downturn in 2015. The average selling price of our coal products was RMB523.5, RMB475.6 and RMB376.8 per tonne in 2013, 2014 and 2015, respectively, representing a decrease of RMB98.8 per tonne from 2014 to 2015, which in turn had a direct adverse impact on our sales income. We cannot assure you that demand for and prices of coal will not further decline, the occurrence of which may adversely affect our business, results of operations and financial condition.

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

Sales of our coal produced in China are made primarily on the spot market or pursuant to strategic framework agreements and to a lesser extent, pursuant to sales contracts. Approximately 75% of sales of our coal produced in Australia are made pursuant to sales contracts. Our PRC sales contracts generally have terms of one year and specify the price, quantity and quality of coal and delivery schedule of coal. Our Australian sales contracts generally have terms of one year or less and specify the price, quantity and quality of coal and delivery schedule of coal. In 2014 and 2015, due to the volatile international coal markets, customers purchasing our coal produced in Australia generally entered into quarterly contracts with us. As such, if we experience a weak coal pricing environment that results in a decline in coal prices at the time of actual delivery, our revenue and profitability may be materially and adversely affected. In addition, our sales contracts are not automatically renewable. If we are not able to maintain our sales contracts with our major customers on terms commercially acceptable to us or at all, our business, results of operations and financial condition may be adversely affected.

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

For the years ended December 31, 2013, 2014 and 2015, our top five customers accounted for 21.4%, 18.7% and 34.7% of our revenue, respectively, and sales to our largest customer accounted for 6.0%, 5.0% and 10.1% of our revenue, respectively. We expect that our results of operations will continue to depend on sales to a limited number of customers for the foreseeable future. We may not be able to rely on these customers for revenue generation in the future. We may lose these customers due to the intensified competition. See “— Competition in the PRC and the international coal industry is intensifying, and we may not be able to maintain our competitiveness.” We may also experience reduction, delay or cancellation of orders from one or more of our significant customers, and any decline in the businesses of our customers could also reduce their purchases of our products. The loss of sales to any of these customers could have a material adverse effect on our business, results of operations and financial condition.

We rely primarily on ports, highways and third party operated railway systems in the PRC and Australia to deliver our coal, any major disruption of which may adversely affect our business, results of operations and financial condition.

We rely primarily on highways and our own railway network, as well as third party operated railway system, to deliver coal to customers in China. We also deliver small volumes of coal through ports and canals. Coal resources and production in China are mainly located in northern and northwestern China, while coal consumption is primarily in eastern and southern China. As a result, coal suppliers must transport coal via third party operated railway systems from major supply areas to major demand areas. Although the PRC government has taken steps to upgrade and expand the railway system, the capacities of certain railway routes even after an increase in capacity may not be sufficient to meet coal transportation demand of certain areas in the short-term. Even though our domestic customers are mainly located in eastern China, where the railway system is more developed than other regions of China, our ability to deliver coal is still restricted by the transportation capacity. Pursuant to the Twelfth Five-Year Plan, the PRC government plans to construct several railways for coal transportation in cities in northern China and northwestern China, such as Shanxi Province, Shaanxi Province and the Inner Mongolia Autonomous Region. However, as it will take a significant amount of time for the relevant PRC authorities to grant approvals and permits and to complete the construction of the railway, we anticipate that we will continue to face challenges with respect to access to railway transportation. In addition to railway transportation, we use major coal shipping ports along the coast of China to deliver coal to customers located along the coastal regions of China. However, we may not be able to continue securing sufficient railway or port capacity to deliver our coal and may experience material delivery delays or substantial increases in transportation costs as a result of insufficient railway capacity.

In Australia, we rely substantially on third party operated railway networks to deliver coal to ports in New South Wales and Queensland, for onward shipping to our customers. We generally enter into transportation agreements with national and privately operated railway networks, rail haulage operators and ports to secure transportation capacity, generally for terms of ten to 15 years and generally on a “take or pay” basis. As the transportation capacity secured by these agreements is based on assumed production volume, we may not have sufficient capacity if our actual production volume exceeds our estimated production volume. Conversely, we may have excess transportation capacity (which, in the case of “take or pay” agreements, we will have to pay for even if unused) if our actual production volume is lower than our estimated production volume. In 2016, we expect the sluggish global economy will lead to weak demand for coal in both the PRC and overseas markets. We expect that global economic conditions will remain uncertain and international coal markets will not fundamentally improve in 2016, and as a result, we cannot assure you that we will fully use the transportation capacity secured on a “take or pay” basis. In addition, we may not be able to secure sufficient transportation capacity to deliver our coal in the future and may experience material delivery delays or substantial increases in transportation costs as a result of insufficient transportation capacity, which may also adversely affect our business, results of operations and financial condition.

Competition in the PRC and the international coal industry is intensifying, and we may not be able to maintain our competitiveness.

We face competition in all aspects of our business, including sales and marketing, pricing of coal, production capacity, coal quality and specifications, transportation capacity, cost structure and brand recognition. Our coal business competes in the domestic and international markets with other large domestic and international coal producers. With the increased focus on the supply side reforms implemented by the PRC Government, the ongoing consolidation in the PRC and Australian coal industry has increased the level of competition we face in our core business. In 2015, China continued to import a substantial amount of coal. Our competitors may have higher production capacities, stronger brand names and better financial, marketing, distribution and other resources than we do. We may not be able to maintain our competitiveness if changes or developments in the market weaken our existing competitive advantages. Efforts by our competitors to improve the quality of their coal may render obsolete or irrelevant any competitive advantage we have over them. Our failure to compete effectively may have a material adverse impact on our business, results of operations and financial condition.

We may not be able to meet our capital expenditure requirements or secure additional external financing in the future.

Our business is capital intensive and will require substantial expenditures for, among other things, the construction of our key projects, machinery and equipment and operational capital expenditures. In 2013, 2014 and 2015, our total capital expenditures in respect of our core business operation were approximately RMB20,251.2 million, RMB7,489.4 million and RMB9,868.5 million, respectively. In 2013, 2014 and 2015, our total capital expenditures in respect of acquisition of subsidiaries were approximately RMB12,391.9 million, RMB 3,746.2 million and RMB676.0 million, respectively. Our capital expenditures were made largely due to investment in our core coal businesses. We intend to use cash on hand, funds from operations and additional debt and equity financing to finance our capital expenditures going forward. However, we may not be able to obtain sufficient amounts of capital in a timely manner, on terms acceptable to us, or at all, which could result in a material adverse effect on our business, results of operations and financial condition.

In recent years, the size of our interest-bearing debt obligations has increased. In November and December 2013, we issued RMB denominated short term notes and non-public financing instruments in aggregate principal amounts of RMB6 billion. As of December 31, 2015, we had approximately RMB69,479.8 million in borrowings, of which approximately RMB23,903.2 million is due within a year and approximately RMB45,576.6 million is due after one year. In the first quarter of 2016, we issued RMB denominated super-short-term notes in the aggregate principal amount of RMB12 billion. This level of debt could have significant consequences for our operations, including reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes as a result of our debt servicing obligations, limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, our industry and the general economy and potentially limiting our ability to obtain, or increasing the cost of, any additional financing. In addition, our business plans may change from time to time due to changing circumstances, new opportunities or unforeseen contingencies. If we change our business plans, we may need to obtain additional external financing which may include bank borrowings or issuances of debt securities to meet our capital expenditure plans. If we raise additional funds through debt financing, our interest and debt repayment obligations will increase and we may be subject to additional covenants that could limit our ability to access cash flows from operations. We may not be able to raise sufficient financing to fund our future capital expenditures and service our debt obligations or at all. Failure to obtain sufficient financing could cause delays or abandonment of business development plans and have a material adverse effect on our business, results of operations and financial condition.

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

We may experience difficulty in integrating our acquisitions, which could result in a material adverse effect on our business, results of operations and financial condition.

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

In 2013, 2014 and 2015, we expensed approximately RMB1,390.6 million, RMB1,225.4 million and RMB1,499.5 million, respectively, of our provisions for land subsidence, restoration, rehabilitation and environmental protection as determined by our Directors based on estimations of various factors, including past occurrences of land subsidence. However, the provisions that we make are only estimates and may be adjusted to reflect the actual effects of our mining activities on the land above and surrounding our mining sites. Therefore, such estimates may not be accurate and land subsidence, restoration, rehabilitation and environmental costs may substantially increase in the future. Moreover, governments may impose new fees or change the basis of calculating compensation and reclamation costs in respect of land subsidence, the occurrence of any of which could increase our costs and have a material adverse effect on our business, results of operations and financial condition.

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

In addition, while the majority of global energy consumption is from conventional energy sources such as coal, alternative energy industries are rapidly developing and are gradually gaining widespread acceptance. Coal combustion generates significant greenhouse gas and other pollutants, and the effects of climate change resulting from global warming and increased pollution levels may provide incentives for governments to promote or invest in “green” energy technologies such as wind, solar, nuclear and biomass power plants, or to reduce their consumption of conventional energy sources such as coal. The Plan for Strategic Action of Energy Development (2014-2020), promulgated by the PRC government on June 7, 2014, requires total primary energy consumption by 2020 should be limited to approximately 4.8 billion tonnes, and total coal consumption should be limited to approximately 4.2 billion tonnes. By 2020, consumption of non-fossil fuel energy should account for 15% of total primary energy consumption, and consumption of coal should account for less than 62% of total primary energy consumption. With the increased concern and development on low-carbon economy and environmental protection in the PRC, the domestic coal consumption is expected to gradually decrease, accounting for 60% of the total primary energy consumption by the end of the Thirteenth Five-Year Plan. As such, alternative energy industries may rapidly develop and gradually gain mainstream acceptance in the PRC and the rest of the world. If alternative energy technologies continue to develop and prove suitable for wide commercial application in the PRC and overseas, demand for conventional energy sources such as coal could gradually be reduced, which would have a material adverse effect on the coal mining industry and, consequently, our business, results of operations and financial condition. See “— Our business, results of operations and financial condition may be adversely affected by present or future environmental regulations.”

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

We face risks relating to fluctuations in exchange rates for RMB against other currencies, primarily the Australian dollar and the U.S. dollar. China has adopted a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand with reference to a basket of currencies. Effective on August 11, 2015, the PBOC implemented a market-based determination of the official USD/ RMB fixing rate. The mid-point will be based on market maker submissions based on the previous day’s USD/ RMB spot market closing price, thereby taking into account supply and demand dynamics and the movement of other major currencies. The PBOC’s latest move to market-based currency setting has significant economic implications locally and globally, further strengthens market-determined exchange rates and marks an important step in the exchange rate reforms implemented by the PRC Government. We are primarily affected by exchange rate fluctuations that arise from our export sales denominated in Australian dollars and U.S. dollars, which may affect the RMB values of such export sales. In addition, exchange rate fluctuations can result in exchange losses on our foreign currency deposits and loans and other indebtedness. As of December 31, 2015, the exchange rate for the Australian dollar against the U.S. dollar was US$1.00 = A$0.7306, compared with US$1.00 = A$0.8173 as of December 31, 2014. We recorded an exchange loss of RMB1,686.0 million and RMB201.8 million for the year ended December 31, 2013 and 2015, respectively; and an exchange gain of RMB154.0 million for the year ended December 31, 2014, respectively. Exchange rate fluctuations can affect our cost of imported equipment and components. See “Item 3. — Key Information — A. Selective Financial Data — Exchange Rate Information.”

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

We are exposed to cash flow interest rate risk in relation to variable-rate bank balances, term deposits, restricted cash and variable rate borrowings. Our interest rate risk primarily arises from fluctuations in the PBOC benchmark interest rate in relation to our RMB-denominated borrowings, and fluctuations in the LIBOR rate in relation to our U.S. dollar-denominated borrowings. As of December 31, 2015, we had approximately US$6.4 billion of borrowings denominated in U.S. dollars and RMB27.6 billion of borrowings denominated in RMB. A substantial majority of our borrowings denominated in RMB are linked to the benchmark lending rate published by the PBOC, which is subject to fluctuations as the PRC government adjusts interest rates and related policies from time to time as a matter of national economic policy.

In addition, a substantial majority of our borrowings denominated in U.S. dollars are linked to floating LIBOR rates, the fluctuation of which are beyond our control. Our lending rates may increase in the future as a result of reasons beyond our control, and may result in an adverse effect on our business, results of operations and financial condition.

As a part of our risk management efforts, we entered into forward foreign exchange contracts to sell or purchase specified amounts of foreign currencies in the future at stipulated exchange rates. The objective of entering into the forward foreign exchange contracts is to reduce our exposure to foreign exchange rate related volatility, which may affect the presentation of our revenues and capital expenditures. To hedge the exchange losses of USD loan arising from the fluctuation of foreign exchange, Yancoal Australia and Yancoal International have taken foreign exchange hedging measures to such debt on the accounting basis, which mitigated the impact of exchange loss on the current profit. As of December 31, 2014, this interest rate hedging contract expired and we did not enter into any new interest rate hedging contracts. As of December 31, 2015, the fair value of our derivative assets in respect of our forward foreign exchange contracts was approximately RMB5.4 million. See “Item 11. Quantitative and Qualitative Disclosures of Market Risks.” In addition, as of December 31, 2015, our Australia subsidiary’s outstanding sell USD contracts are hedging highly probable forecast sales of coal, whereas the outstanding buy AUD and USD contracts relate to the settlement of CNY term deposits. The contracts are timed to settle when the RMB term deposits mature. There were also outstanding sell AUD and buy EUR contracts which relate to settlement of EUR purchases. However, despite our risk management efforts, our hedging arrangements may not be effective in all situations, and our business, results of operations and financial condition may be materially and adversely affected by fluctuations in exchange rates or interest rates.

Our business, results of operations and financial condition are subject to resource taxes and we may not be able to pass on our increased costs relating to resource taxes to our customers.

Pursuant to the Notice of Adjustment of Resource Tax in Shandong Province, jointly issued by the Provincial Department of Finance and local tax authority of Shandong, since December 1, 2014, the collection basis of resource tax in Shandong province has been changed from volumes into prices and the amount of business tax has been changed from RMB3.6 per tonne into 4% of the taxable sales of coal. Pursuant to the Notice of the Reformation Implementation of Coal Resource Tax in Shanxi Province, jointly issued by the Provincial Department of Finance and local tax authority of Shandong, as of December 1, 2014, the collection basis of resource tax in Shanxi Province has been modified to take into account prices, and business tax amounts have been changed from RMB3.2 per tonne to 8% of the taxable sales of coal. Pursuant to the Announcement of Applicable Coal Resource Tax Rate of Inner Mongolia, as of December 1, 2014, the collection basis of resource tax in Inner Mongolia has been modified to take into account prices, and the amount of business tax has been changed from RMB3.2 per tonne to 9% of the taxable sales of coal.

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

As of December 31, 2015, our Controlling Shareholder, the Yankuang Group, together with its wholly owned subsidiary, owned 56.59% of our outstanding shares and has significant influence over us. The Company entered into a special labor and service supply agreement in March 2014 and renewed five continuing connected transaction agreements with Yankuang Group, namely a materials supply agreement, a supply of labor and services agreement, a pension fund management agreement, a coal products and materials supply and equipment lease agreement and an electricity and heat energy supply agreement in the ordinary course of business in October 2014. In March of 2014 and 2015, the Company renewed a financial services agreement with Yankuang Group, respectively. In addition, on March 27, 2015, the Company entered into a coal train escort services agreement with Shandong Yankuang Security Services Co., Ltd., a wholly owned subsidiary of the Company. The Company also entered into an invesmtnet consulting agreement and the supplemental agreement with Shangqi Capital Management Co., Ltd.. These related party transactions were reviewed and approved according to the procedures under relevant regulations and standards of the HKSE, SSE, NYSE and SEC. However, we may continue to enter into related party transactions with Yankuang Group and, as such, any material financial or operational developments experienced by the Yankuang Group that lead to the disruption of its operations or impairs its ability to perform its obligations under the agreements could materially affect our business, results of operations and financial condition and future prospects.

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

Pursuant to applicable laws and regulations in China, we are required to renew approvals, permits and licenses with respect to our exploration activities, mining operations and environmental protection for our existing operational mines and obtain more approvals, permits and licenses for our development-stage or exploration projects such as Shilawusu and Yingpanhao. In addition, we are required to obtain or maintain land use rights certificates and building ownership certificates for property we own or lease properties from owners possess valid land use rights certificates or building ownership certificates.

With respect to our operations in Australia and Canada, we are also required to obtain and renew from time to time a number of material regulatory approvals, permits and license. We are in the process of obtaining or renewing certain regulatory approvals, permits and licenses for our coal mines. For instance, The Land and Environment Court of New South Wales of Ausatralia has approved the Southeast open-pit project at Ashton Coal Mine on the condition that we are not allowed to continue the project before we obtain the title of the land adjacent to the site of the project. As of the date of this annual report, the landowner of the adjacent land is unwilling to sell the land.

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

We entered the PRC methanol market and commenced production of coal-based methanol at Tianhao Chemicals and Yulin Nenghua in September 2008 and August 2009, respectively. In addition, our mathonal projected located in Ordos City, Inner Mongolia Autonomous Region commenced commercial production in the first quarter 2015. In 2013, 2014 and 2015, we generated revenue of RMB1,155.7 million, RMB1,195.5 million and RMB2,264.7 million from sales of methanol, respectively, which represented 2.0%,2.0% and 6.2% of our total revenue for the same periods, respectively.

The methanol business is a cyclical and competitive commodity industry with rapidly changing supply and demand fundamentals. In addition, there is currently significant overcapacity in the methanol industry, which is not expected to change, and the market demand of methanol is expected to be limited with gradual release of demang.

We expect our methanol prices to be affected by a number of factors, including, without limitation:

•	global and domestic methanol production;

•	global energy prices;

•	methanol plant utilization rates, capacity expansions and shutdowns;

•	global economic conditions;

•	compliance costs and environmental risks; and

•	competition from low-cost methanol producers.

As of the end of 2015, we had a total annual methanol production capacity of 1.7 million tonnes. In addition, we have completed the construction of a 600,000-tonne methanol project in Ordos City, Inner Mongolia Autonomous Region, which has became commercially operational in the first half of 2015. We may not be able to optimize the utilization of our new facilities as planned. If our projections for the domestic methanol market prove incorrect or if we are unable to otherwise compete effectively, we may not recover the capital and resources we have invested in our methanol operations and may not realize the intended benefits of our expansion into this industry. In either event, our business, results of operations and financial condition will be adversely affected.

Our expansion of new business involve risks and uncertainties, which may adversely affect our business, results of operations and financial conditions.

In 2015, we expanded to equipment manufacturing business after we acquired 100% of equity interest in Donghua Heavy Industry. Equipment manufacturing business is relatively new to us and involves risks and uncertainties different from our coal related business. These risks and uncertainties mainly include, among other things,

•	industry risks, including the risks of equipment manufacturing industry and the industry which the equipment is mainly used in, such as coal mining industry;

•	fluctuation of the prices of raw material and the products;

•	integration of business after our acquisition;

•	lack of experience in managing or operation equipment manufacturing business; and

•	loss of key personnel and employees.

Due to these risks and uncertainties, we cannot assure you that we will successfully manage and operate the equipment manufacturing business, and our expansion into this new business will result in satisfying results. If we fail to manage the equipment manufacturing business, our overall business, results of operations and financial condition may be adversely affected.

We may incur losses for our investments in financial institutions.

We made two investments in the shares of financial institutions in 2015 and 2016, respectively. In particular, we subscribed 246,210,000 shares in Qilu Bank Co., Ltd. (“Qilu Bank”) in August 2015 and 400,000,000 shares of China Zheshang Bank Co., Ltd. (“Zheshang Bank”) in its initial public offering in March 2016, respectively. On April 18, 2016, we further purchased additional 88,000,000 shares of Zheshang Brank through block trading in the HKSE. As of the date of this annual report, we held approximately 14.79% of the outstanding H shares of Zheshang Bank. These investments in financial institutions are primarily for the purpose of enhancing our profitability, diversifying our assets portfolio, improving our investment return and diversifying our source of revenue. However, our investments in the shares of financial institutions are subject to various risks and uncertainties, such as global economic conditions and the market conditions of banking and financial industry. Furthermore, the return of our investments in Qilu Bank and Zheshang Bank are also affected by their business, results of operations and financial conditions. Qilu Bank and Zheshang Bank are mainly engaged in banking business in the PRC, which is sensitive to the general economic conditions in the PRC. The banking industry is highly regulated in the PRC, any change of the laws or regulations or policies of the PRC government may affect their business and operation results, and thus affect our investment return or value in Qilu Bank and Zheshang Bank. The shares of Zheshang Bank are listed in the Hong Kong Stock Exchange. The price of shares may be volatile from time to time and any decrease of share price of Zheshang Bank may result in a decrease of the value of our assets. As such, the return of our investment in shares of these banks and value of our investment may be adversely affected by various factors which are all out of our control, and as a result the value of our investment may decrease and we may incur losses for our investments. In such cases, our business, results of operations and financial conditions may adversely affected.

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

From 2013 to 2015, we completed 387 technology improvement projects, obtained 143 patents and received 244 technological awards, which have enhanced our coal mining and related business operations. Further, we own other intellectual property such as trademarks and know-how. We believe our patents and other intellectual property rights are important to our success. Existing laws in China offer limited protection for our intellectual property rights. We rely upon a combination of patents, confidentiality policies and agreements, nondisclosure and other contractual arrangements to protect our intellectual property rights. We cannot assure you that we will be able to detect any unauthorized use of, or take appropriate, adequate and timely actions to enforce, our intellectual property rights. Consequently, we may not be able to effectively prevent unauthorized use of our patents in other countries where such patents are not registered.

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

This lack of PCAOB inspections of audit work performed in China prevents the PCAOB from regularly evaluating the audits performed by our independent registered public accounting firm Grant Thornton and its quality control procedures. As a result, investors are deprived of the full benefits of PCAOB inspections of auditors.

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

Interests in tenements in Australia are governed by the respective State and Territory legislation and are evidenced by the granting of licenses or leases. Each license or lease is for a specific term and carries with it annual expenditure and reporting commitments, as well as other conditions requiring compliance. Consequently, we could lose title to or our interest in tenements or our ability to retain our interest in tenements in the long run or renewal of the licenses or lease if license or lease conditions are not met or if insufficient funds are available to meet expenditure commitments. If a tenement is not renewed, we may suffer significant damage through loss of the opportunity to discover and/or develop any mineral resources on that tenement.

It is also possible that, in relation to tenements which we have an interest in or will in the future acquire, there may be areas over which legitimate native title rights of Aboriginal Australians exist. If native title rights do exist in the area where requires tenements, our ability to gain access to new tenements, or to progress from the exploration phase to the development and mining phases of operations, may be adversely affected. The tenements in which we have an interest are subject to applications for renewal.

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

Coordination agreements. Coal mining tenure in Australia is frequently granted over land over which other tenure has or may be granted, such as coal seam gas tenure. Where coal mining and coal seam gas tenures overlap, it is necessary for the coal miner and coal seam gas producer to enter into a series of coordination arrangements. Where overlapping tenure exists, mining operations cannot commence without the coordination arrangement. In some cases, the interests of the coal miner and coal seam gas producer may not be aligned and accordingly, mining operations may be delayed or adversely affected.

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
(the contents of our website do not form part of this annual report)

Acquisitions

Subscription of Placing Shares in Qilu Bank

Since June 29, 2015, Qilu Bank Co., Ltd (“Qilu Bank”) had placed its shares for public transfer at the National Equities Exchange and Quotations. We subscribed 246,210,000 shares in Qilu Bank at the offering price of RMB3.18 per share, and the subscription was completed on August 7, 2015. We believe that the investment in Qilu Bank will enhance our profitability, improve our investment return and diversify our source of revenue.

Acquisition of Equity Interest in Haosheng Company

We entered into an equity interest transfer agreement and a coal resources transfer agreement of Inner Mongolia Shilawusu Coal Field with Inner Mongolia New Yangtze River Mining Investment Co., Ltd. (“New Yangtze River Company”) for the acquisition of 11.59% of equity interests in Haosheng Company and corresponding 150 million tonnes of coal resources in Shilawusu coal field for a total consideration of RMB885.9 million. New Yangtze River Company subscribed up to 11.59% of equity interests in Haosheng Company through capital injection on December 10, 2015, and at the same time we acquired such 11.59% of equity interest for a total consideration of RMB137.4 million. After the completion of the equity transfer, we held 77.75% of equity interest in Haosheng Company. As of the date of this annual report, the transfer of corresponding coal resources in Shilawusu coal field was in the process of the filing with and approval by the relevant government authorities as agreed under the relevant agreement.

Investment Contribution to Dongguan Haichang Industry Co., Ltd.

We entered into a capital increase agreement with Dongguan Haichang Industry Co., Ltd in December 2015, pursuant to which we agreed to contribute additional RMB550 million to Dongguan Haichang Industry Co., Ltd. Upon completion of this capital increase, we will hold 20.89% equity interest in Dongguan Haichang Industry Co., Ltd.

Establishment of Shandong Duanxin Supply Chain Management Co., Ltd.

We established Shandong Duanxin Supply Chain Management Co., Ltd., a wholly-owned subsidiary, on July 14, 2015, with registered capital of RMB200 million. It mainly engages in logistics, storage and leasing.

Establishment of Shandong Zhongyin International Trade Co., Ltd.

We established Shandong Zhongyin International Trade Co., Ltd., a wholly-owned subsidiary, on September 17, 2015, with registered capital of RMB300 million. It mainly engages in goods and technology import and export, agency services for international and domestic trade, sales of coal, metal material, lubricating grease, coke, iron ore, etc.

Increase in Registered Capital in Shanxi Neng Hua

We increased our capital contribution by RMB267 million in Shanxi Neng Hua in 2015. After the capital increase, Shanxi Neng Hua will have a total registered capital of RMB867 million. As of the date of this annual report, we are in the process to updating the registration of Shanxi Neng Hua.

Increase in Registered Capital in Duanxin Investment Holding (Beijing) Company Limited

We increased our capital contribution by RMB800 million in Duanxin Investment Holding (Beijing) Co., Ltd., one of our wholly-owned subsidiaries in 2015. After the capital increase, Duanxin Investment Holding (Beijing) Co., Ltd. will have a registered capital of RMB810 million.

Establishment of Qingdao Zhongyin Ruifeng International Trade Company Limited

We established Qingdao Zhongyin Ruifeng International Trade Co., jointly with Qingdao Century Ruifeng Group Corporation Ltd. in 2015. Upon establishment, Qingdao Zhongyin Ruifeng International Trade Co., has a registered capital of RMB200 million and were held by us as of 51% of equity interest. Qingdao Zhongyin Ruifeng International Trade Co. mainly engages in international trade and transit trade.

Increase in Registered Capital in Zhongyin Financial Leasing Company Limited

Shandong Yongzheng Investment Development Co., Ltd. made a capital contribution of RMB60 million to Zhongyin Financing Leasing Co., Ltd.. Upon completion, Zhongyin Financing Leasing Co., Ltd. will have a total registered capital of RMB2.06 billion, and Yanzhou Coal, Yancoal International and Shandong Yongzheng Investment Development Co., Ltd. will hold 72.82%, 24.27% and 2.91% of its equity interests, respectively.

Subscription of Shares in China Zheshang Bank Co., Ltd.

Yancoal International, one of our wholly-owned subsidiaries, subscribed 400,000,000 shares of Zheshang Bank for a total consideration of HKD1,584.0 million in its initial public offering in March 2016. The shares of Zheshang Bank are listed on Hong Kong Stock Exchange. On April 18, 2016, we purchased additional 88,000,000 shares of Zheshang Bank through block trading in the HKSE for a total consideration of HKD347.6 million. As of the date of this annual report, we held 488,000,000 shares of Zheshang Bank, representing 14.79% of its outstanding H shares and 2.79% of its total share capital. We believe our investments in Zheshang Bank will enhance our investment portfolio in finance sector, optimize our asset allocation and enhance the coordination between our industrial products and asset management, improve efficiency of our asset operation and diversify our source of revenue.

Save as disclosed above, there was no other asset acquisition, sales and mergers during the reporting period.

Capital Expenditures

Our principal source of cash in 2015 was cash generated from our operating activities, the offering of RMB denominated short term notes and non-public issuance of financing instruments and bank borrowings. Our capital expenditures in 2015 were primarily for operational capital expenditures, purchase of properties, machinery and equipment, payment of dividends, and consideration paid for our acquisitions of assets and equity interests.

The following table sets forth a summary of our capital expenditures in the periods indicated:

	Year Ended December 31,
	2013	2014	2015	2015
	RMB	RMB	RMB	US$
	(in millions)
Capital Expenditure
Coal mining	18,709.6	5,296.6	9,860.2	1,518.4
Coal railway transportation	22.3	5.0	28.1	4.3
Electricity power and methanol	1,519.2	2,096.3	76.9	11.8
Equipment Manufacturing	—	—	3,338.5	514.1
Corporate	0.1	91.5	48.8	7.5

Total	20,251.2	7,489.4	13,352.5	2,056.2

Note: Capital expenditures include those arising from the acquisition of equity interest in Donghua Heavy Industry and the joint operation with Moolarben.

Our planned capital expenditures for 2016 are approximately RMB8,496.4 million. For more information, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” in this annual report.

Potential Takeovers by Third Parties

There were no indications of any public takeover offers by third parties in respect of our common shares in 2015.

B.	Business Overview

We are one of the largest coal producers in China and Australia, with rapidly growing coal mining operations. We primarily engage in the mining, washing, processing and distribution of coal through railway transportation. We offer a wide variety of coal products including thermal coal, semi-hard coking coal, semi-soft coking coal, PCI coal and other mixed coal products which are sold to power plants, metallurgical mills, chemical manufacturers, construction material manufacturers and fuel trading companies in China and other countries, including Japan and South Korea. Since 2004, we have expanded and diversified our operations to include the production of coal chemicals and the generation of electricity and heat. We also commenced our potash exploration business in 2011. In 2015, we expanded to equipment manufacturing business after we acquired 100% of equity interest in Donghua Heavy Industry.

We were established in 1997 and listed on the SSE, HKSE and NYSE in 1998. In addition, our subsidiary, Yancoal Australia, was listed on the ASX in 2012. Our revenue was RMB56,401.8 million, RMB60,370.8 million and RMB36,404.1 million in 2013, 2014 and 2015, respectively.

As of December 31, 2015, we were 52.93% directly owned by our parent, the Yankuang Group, which is controlled by the Shandong Provincial Government under the control of the SASAC of the Shandong Provincial Government. Yankuang Group’s wholly owned subsidiary incorporated in Hong Kong owned 3.66% of our total share capital. Yankuang Group and its wholly owned subsidiary incorporated in Hong Kong together owned 56.59% of our total share capital. The Yankuang Group was founded in 1973 to focus on coal mining and sales, the coal chemical industry, power generation, aluminum production, machinery manufacturing and financial investments.

As of December 31, 2015, we owned and operated 21 coal mines across China and Australia with abundant coal resources, including Shandong and Shanxi Provinces and the Inner Mongolia Autonomous Region in China, as well as Queensland, New South Wales and Western Australia in Australia. In addition, as of December 31, 2015, we had four coal projects under construction in China and four advanced-exploration stage projects in Australia.

In PRC, we directly own and operate eight coal mines in the PRC, namely, Nantun, Xinglongzhuang, Baodian, Dongtan, Jining II, Jining III, Beisu and Yangcun which produced in the aggregate approximately 53.7% of our total coal output in 2015. As of December 31, 2015, these eight mines had approximately 3,352.6 million recoverable reserves. We also hold equity interests in a number of coal mines in China through our subsidiaries. Shanxi Nenghua operates Tianchi Coal Mine, which holds approximately 115.8 million tonnes of recoverable reserves; Heze Nenghua operates Zhaolou Coal Mine, which holds approximately 409.5 million tonnes of recoverable reserves; and Ordos Neng Hua operates Anyuan Coal Mine and Wenyu Coal Mine, which holds approximately 26.7 million and 43.1 million tonnes of recoverable reserves, respectively.

The map below shows the approximate locations of our coal mines and projects in China.

In Australia, we conduct our operations in Australia primarily through our subsidiaries, Yancoal Australia and Yancoal International (Holding). Yancoal Australia currently operates nine coal mines in Australia consisting of Austar, Yarrabee, Ashton, Moolarben, Gloucester, Donaldson, Middlemount, Cameby Downs and Premier which collectively held approximately 4.5 billion tonnes of JORC 2012 Code compliant Coal Reserves as of December 31, 2015. Yancoal Australia also holds an early exploration stage project, Monash. Yancoal International (Holding) currently owns the exploration projects of Athena, Harrybrandt and Wilpeena. In addition, we have a number of exploration tenements adjoining our mining leases in Australia with potential for “brownfield” expansion projects as of December 31, 2015.

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

	Sulfur Content	Range of and Average Ash Content	Calorific Value	Washed	Principal Applications
	%	%	(megajoule/ kilogram)
The Company
No. 1 clean coal	0.48	7.01-8, average 7.70	28.04	Yes	High quality metallurgical production
No. 2 clean coal	0.54	8.01-9, average 8.41	27.88	Yes	Metallurgical production, construction, liquid coal production
No. 3 clean coal	0.53	10.01-11, average 10.26	26.87	Yes	Electricity generation and coal chemical production

	Sulfur Content	Range of and Average Ash Content	Calorific Value	Washed	Principal Applications
	%	%	(megajoule/ kilogram)
Lump coal	0.52	10.01-14, average 12.28	27.54	Yes	Construction, power generation, coal for oven application
Mixed coal	0.98	19.01-35, average 27.58	20.55	Yes	Power generation
Shanxi Nenghua
Screened raw coal	2.17	20.01-36, average 27.46	23.71	No	Power generation
Lump coal	1.32	10.01-14, average 11.54	29.15	Yes	Power generation, construction
Heze Nenghua
No. 2 clean coal	0.63	8.01-9, average 8.50	29.15	Yes	Metallurgical production, construction
Mixed coal	0.95	28.01-35, average 28.71	20.46	Yes	Power generation
Ordos Nenghua
Screened raw coal	0.73	8.01-24, average 15.30	21.45	No	Power generation
Yancoal Australia
Semi-hard coking coal	1.30-2.50	6.7-10.50	27.30-29.10	Yes	Metallurgical production
Semi-soft coking coal	0.65	9.5	27.44	Yes	Metallurgical production, construction
PCI coal	0.40-0.80	9.5-12.0	27.40-28.35	Yes	Metallurgical production
Thermal coal	0.50-1.50	11.0-27.0	21.44-24.50	Yes	Power generation

The following table sets forth our principal coal products by sales volume and sales income of coal for the periods indicated. For the purposes of the table below, the figures of sales income and sales volume include inter-segment sales.

	Year Ended December 31,
	2013		2014		2015
	Sales volume (‘000 tonnes)	Sales income(1) (RMB in millions)	Sales volume (‘000 tonnes)	Sales income(1) (RMB in millions)	Sales volume (‘000 tonnes)	Sales income(1) (RMB in millions)
The Company	33,271	17,793.3	34,748	15,286.8	34,998	11,764.4
No. 1 clean coal	315	240.9	325	194.9	227	109.0
No. 2 clean coal	9,725	7,196.4	9,060	5,225.6	8,359	3,594.0
No. 3 clean coal	1,926	1,138.6	4,979	2,364.7	3,903	1,516.5
Lump coal	1,448	969.4	2,262	1,177.7	2,511	980.6
Screened raw coal	12,693	5,858.4	10,605	4,206.2	15,558	4,579.7

	Year Ended December 31,
	2013		2014		2015
	Sales volume (‘000 tonnes)	Sales income(1) (RMB in millions)	Sales volume (‘000 tonnes)	Sales income(1) (RMB in millions)	Sales volume (‘000 tonnes)	Sales income(1) (RMB in millions)
Mixed coal and others	7,164	2,389.5	7,517	2,117.6	4,440	984.7
Shanxi Nenghua	1,476	416.7	1,500	316.1	748	124.3
Screened raw coal	1,476	416.7	1,500	316.1	748	124.3
Heze Nenghua	2,359	1,435.6	3,110	1,634.7	2,424	977.5
No. 1 clean coal	—	—	21	16.2	—	—
No. 2 clean coal	1,293	1,097.5	2,021	1,316.6	1,754	852.9
Raw coal	—	—	—	—	147	31.7
Mixed coal and others	1,066	338.1	1,068	302.0	523	92.9
Ordos Neng Hua	6,345	1,195.1	5,793	944.4	2,328	386.8
Screened raw coal	6,345	1,195.1	5,793	944.4	2,328	386.8
Yancoal Australia	15,623	8,961.9	15,742	7,300.8	13,276	5,462.7
Semi-hard coking coal	1,361	893.6	973	509.4	1,134	577.3
Semi-soft coking coal	1,595	1,122.1	1,470	800.8	1,404	721.5
PCI coal	3,274	2,304.9	3,280	1,739.5	3,064	1,447.2
Thermal coal	9,393	4,641.2	10,019	4,251.1	7,674	2,716.8
Yancoal International (Holding)	5,525	1,681.5	5,158	1,482.9	6,398	1,836.0
Thermal coal	5,525	1,681.5	5,158	1,482.9	6,398	1,836.0
Externally purchased coal	39,396	22,960.8	57,024	31,573.7	27,070	12,324.3

Total	103,995	54,444.8	123,075	58,539.4	87,242	32,876.0

(1)	Sales income comprises the invoiced amount of coal sold net of returns and discounts.

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

	Year Ended December 31,
	2013		2014		2015
	Sales income(1)	% of Sales income	Sales income(1)	% of Sales income	Sales income(1)	% of Sales income
	(RMB in millions)		(RMB in millions)		(RMB in millions)
Power plants	10,432.9	19.2	8,606.5	14.7	7,684.3	23.4
Metallurgical mills	4,950.7	9.1	3,902.3	6.7	3,822.5	11.6
Chemical manufacturers	5,010.9	9.2	4,669.4	8.0	3,628.4	11.0
Trade	22,933.2	42.1	38,618.0	66.0	15,375.4	46.8
Others	11,117.1	20.4	2,743.2	4.6	2,365.3	7.2

Total	54,444.8	100.0	58,539.4	100.0	32,876.0	100.0

(1)	Sales income comprises the invoiced amount of coal sold net of returns and discounts.

The following table sets forth a breakdown of sales income of coal by geographical region for the periods indicated. For the purposes of the table below, the figures of sales income include inter-segment sales.

	Year Ended December 31,
	2013		2014		2015
	Sales income(1)	% of sales income	Sales income(1)	% of sales income	Sales income(1)	% of sales income
	(RMB in millions)		(RMB in millions)		(RMB in millions)
China	45,317.5	83.2	51,454.8	87.9	25,455.9	77.4
Eastern China	39,268.7	72.1	44,511.9	76.0	20,437.5	62.2
Southern China	139.7	0.3	192.1	0.3	1,430.5	4.4
Northern China	2,981.3	5.5	2,610.6	4.5	1,297.7	3.9
Other regions	2,927.8	5.4	4,140.2	7.1	2,290.3	7.0
Japan	1,225.7	2.3	1,217.3	2.1	1,160.6	3.5
South Korea	2,164.4	4.0	2,121.4	3.6	2,076.1	6.3
Australia	2,130.6	3.9	1,211.9	2.1	1,318.6	4.0
Others	3,606.6	6.6	2,534.0	4.3	2,864.7	8.7

Total	54,444.8	100.0	58,539.4	100.0	32,876.0	100.0

(1)	Sales income comprises the invoiced amount of coal sold net of returns and discounts.

Our domestic coal sales are concentrated primarily in Eastern China, particularly in Shandong and, to a lesser extent, in Southern China. Our sales income, which represents the invoiced amount of products sold net of returns and discounts, generated from Eastern China as a percentage of total sales income was 72.1%, 76.0% and 62.2% in 2013, 2014 and 2015, respectively. The majority of our sales income is in the PRC. In 2013, 2014 and 2015, we generated 83.2%, 87.9% and 77.4%, respectively, of our sales income from the PRC.

The following table sets forth a breakdown of export sales of our Company and Yancoal Australia for the periods indicated.

	Year Ended December 31,
	2013		2014		2015
	Sales income(1)	% of sales income	Sales income(1)	% of sales income	Sales income(1)	% of sales income
	(RMB in millions)		(RMB in millions)		(RMB in millions)
The Company
Japan	1.1	0.1	6.4	0.1	—	—
Our Australian subsidiaries
South Korea	2,164.4	25.4	2,121.4	28.0	2,076.1	34.7
Japan	1,225.7	14.4	1,217.3	16.0	1,160.6	19.4
China	1,516.0	17.8	1,331.9	17.6	521.1	8.9
Others	3,606.6	42.3	2,901.2	38.3	2,222.3	37.2

Total	8,513.8	100.0	7,578.2	100.0	5,980.1	100.0

(1)	Sales income comprises the invoiced amount of coal sold net of returns and discounts.

Export sales, excluding the coal sales in Australia by our Australian subsidiaries, represent only a small percentage of our total coal sales income. In 2013, 2014 and 2015, we generated 15.6%, 12.9% and 18.2%, respectively, of our sales income from export sales. Our major overseas markets include South Korea and Japan. The majority of our overseas customers are located in Asia, and South Korea is our biggest market in this region. Even though we conduct all of our export sales from the PRC through export agents, we maintain close relationships with our overseas customers and end users.

In 2013, 2014 and 2015, our Australian subsidiaries’ domestic sales income was 20.0%, 13.8% and18.1%, respectively, of their total sales income and in these same years their export sales income was 80.0%, 86.2% and81.9%, respectively, of their total sales income. Our Australian subsidiaries’ export sales income represented 99.9%, 99.9% and 100% of our total export sales income in 2013, 2014 and 2015, respectively. Our Australian subsidiaries primarily conduct their export sales directly by entering into agreements with end user customers. Our Australian subsidiaries also export a small portion of coal through export agents with which our Australian subsidiaries have established longstanding relationships. The primary destinations for the export sales of our Australian subsidiaries are South Korea, Japan and China.

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

Customers

As of December 31, 2015, our major customers include Shanxi Lu’an Mining (Group) Rizhao International Trading Co., Ltd., Shaanxi Iron & Steel Group Hancheng Iron & Steel Co., Ltd., Shanxi Yangmei Chemical International Business Co., Ltd., Shanxi Xishan Coal and Electricity Trade Co., Ltd.,and Shanxi Jicheng Anthracite Mining International Trading (Rizhao) Co., Ltd., among which Shanxi Lu’an Mining (Group) Rizhao International Trading Co., Ltd. was our largest customer. In 2013, 2014 and 2015, sales to our top five largest customers accounted for 21.4%, 18.7% and 34.7% of our sales income, respectively. In 2013, 2014 and 2015, sales to our largest customer accounted for 6.0%, 5.0% and 10.1%, respectively, of our sales income.

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

We transport Yancoal Australia’s coal products to Newcastle Port and Gladstone Port in Australia at our cost using third parties’ railway networks. These coal products are then exported to South Korea, Japan and other destinations by sea. Yancoal Australia owns a 27.0% interest in Newcastle Infrastructure Group (“NCIG”), a joint venture responsible for constructing and operating the third export terminal at Newcastle Port, which is the largest coal export port in New South Wales, and has a designed annual port capacity of 63.0 million tonnes through NCIG’s facility. Yancoal Australia also had an annual port capacity of 3.3 million tonnes at Newcastle Port in 2015 through a facility owned by Port Warratah Coal Services (“PWCS”) pursuant to an agreement between Yancoal Australia and PWCS and is entitled to 11.9 million tonnes from 2015. In addition, Yancoal Australia owns a 5.6% interest in Wiggins Island Coal Export Terminal Holdings Pty Limited, which is the parent company of the developer of the Wiggins Island Coal Export Terminal. Yancoal Australia has been allocated an annual port capacity of 1.5 million tonnes when the phrase 1 is completed in 2015. We believe these allocated port capacities will support current export sales.

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

Australian open-pit mining operations

The open-pit mining process in Australia is a surface mining technique extracting coal from the earth by removal from an open-pit. Coal seams are mined in sequence after removal of overburden (consisting of topsoil and rock) covering the coal. Open-pit coal is found relatively close to the surface, similar to the open-pit mines in China. The extracted coal is then transported to surface stockpiles before it is sent to a Coal Handling & Preparation Plant (CHPP) for washing, processing and final coal product preparation. On completion of mining the open-pit mining area is rehabilitated by replacing the overburden into the pit and the area revegetated, leaving a final void.

Australian underground mining operations

With respect to underground mines in our Yancoal Australia mining operations, mining is conducted using a combination of continuous tunneling, longwall and “bord & pillar” operations. At the Austar underground operations, the coal seam is extracted using the longwall top coal caving method due to its large seam thickness. The extracted coal is transported from the underground operations through an inclined shafts utilising a series of conveyor belts to treatment facilities on surface for processing and final coal preparation.

Materials, Water and Energy Supply

PRC mining operations

The primary materials we use to conduct our coal mining and processing operations are steel to support work faces and underground tunnels, cement for the construction of underground tunnels and ground structures and water used in our production process. We procure steel primarily from Shandong Iron and Steel Group Co., Ltd. Jinan Branch and Laiwu Branch, Shandong Shiheng Special Steel Group Co., Ltd., Ansteel Wire Rope Co., Ltd. and Guizhou Steel Rope (Group) Co., Ltd., and cement primarily from Shandong Lucheng Cement Company, Ltd. and Shandong Luzhu Group Cement Company Ltd. We procure water primarily from the Yankuang Group pursuant to the Materials Supply Agreement and its supplemental agreements, and, to a lesser extent, from local water companies. The prices of steel, cement and water is set at market rates or determined through negotiations. We believe that we have well- established, cooperative relationships with our suppliers, enabling us to secure reliable supplies of materials required in our production process. We believe that a number of alternative suppliers exist for our key materials in our coal operations, accordingly, we do not foresee any difficulty in obtaining adequate supplies.

We use a significant amount of electricity in our operations. Even though we have not experienced any material disruptions in our electricity supply in the past, we acquired Hua Ju Energy to secure a stable supply of energy for Nantun, Xinglongzhuang, Baodian, Dongtan, Jining II, Jining III, Beisu and Yangcun Coal Mines and to reduce our electricity costs.

Australian mining operations

Similar to our domestic coal mining and preparation operations, the primary materials we use in our Australian mining operations are fuel, steel, cement, explosives and water. We procure such materials primarily from local suppliers with which we have established long-standing relationships, and are able to procure sufficient materials for our mining and preparation operations.

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

Australian mining operations

We primarily compete with several large coal mining enterprises in Australia, including BHP Billiton, GlencoreXstrata, Rio Tinto, Anglo American and Peabody Energy Australia. We mainly export our coal production in Australia to Asian countries, including China, South Korea and Japan. We also compete with other mining enterprises located in China, Indonesia and Inner Mongolia, some of which are located in close proximity to our customers. Some of our competitors are large mining companies with a longer operating history, greater financial resources, stronger brand recognition and greater economies of scale as compared to our Company. However, we believe we are able to maintain our competitiveness through our cost-saving and capacity-expanding operations as well as our marketing of combined products.

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

Each of Nantun, Baodian, Dongtan, Jining II, Jining III Coal Mines has obtained Measurement Management System AAA certificate. We have been awarded a National Quality Management Award, a China Quality Tripod and an Asia-Pacific International Quality Gold Medal. In addition, we were awarded the Quality Excellence Award (Asian Recognition for Excellent in Quality Practice) by the Asian Network for Quality in 2012, which made us the only Chinese coal company which has ever won this prize. In 2015, we won the Global Performance Excellent Award-World Top Class selected by Asia Pacific Quality Organization.

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

Safety control

In our PRC operations, we have implemented a safety control program to achieve the targets set in our internal guidelines for safety and risk control management and to maintain compliance with the PRC Coal Industry Law and the National Mining Safety Law in China. In Australia, our operations in New South Wales comply with the Coal Mine Health and Safety Act 2013 (NSW) and Occupational Health and Safety Act 2011 (NSW), our operations in Queensland comply with the Occupational Health and Safety Act 2011 (QLD) and Coal Mining Safety and Health Act 1999 (QLD) and our operations in West Australia comply with the Coal Mine Safety and Inspection Act 1994 (WA) and Occupational Health and Safety Act 1984 (WA).

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

As a result of our safety control program, we have been able to maintain a zero fatality rate in our PRC operations since 2007 compared with the national average of 0.157 fatalities per million tonnes of coal produced in 2015, according to the State Administration of Work Safety of the PRC. In 2015, we produced approximately 49.1 million tonnes of coal in our PRC operations and did not experience any production accidents that involved serious work injuries or death. We have been continuously reviewing and evaluating our safety control and performance in Australia. With respect to our Australian operations in 2015, our lost time injury frequency rate, measured as the number of lost time injuries per million man-hours worked, was 1.6 for open-pit mines and 18.2 for underground mines. On April 15, 2014, an underground incident occurred at Austar Coal Mine and two employees died. The investigation by the Departement of to determine the cause of the incident is currently ongoing. As of the date of this annual report, the cause of the incident has not been determined and we are working with the investigators of the Department Industry, Resources and Energy of New South Wales.

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

Railway Transportation Business

In addition to transporting coal to support our own operations, we also provide railway transportation services to our customers, including the Yankuang Group, for fees. In 2015, we transported 16.0 million tonnes of coal on our railway network, representing a decrease of 3.5%, from 16.6 million tonnes in 2014. We generated sales income of RMB327.3 million from railway transportation services in 2015, representing a decrease of RMB46.3 million, or 12.4%, from RMB373.6 million in 2014. The cost of sales of our transportation business was RMB227.5 million in 2015, representing a decrease of RMB22.7 million, or 9.1% from that of 2014.

We own 15 steam locomotives, two heavy-duty rail motors and over 200 kilometers of railway tracks constructed for coal transportation that connect most of our coal mines with Zouxian Power Plant located in Jining City, Shandong. Our railway network also connects to two major national railways, namely, Beijing-Shanghai Railway and Yanzhou-Shijiugang Railway. Our railway network provides us with substantial control over a major means of transportation for our key product, allowing us to benefit from the synergies from coal production, sales and transportation. As of December 31, 2015, our railway transportation business had 3,180 employees.

We maintain ISO 9001 quality accreditation, environmental management certification (GB/T241001-2004), GB/T28001-2011 occupational safety and health certificate and GB/T19022-2003 management certification for the operation of our railway network.

Coal Chemical Business

Our coal chemical business focuses on the production of methanol, a liquid commodity that can be produced from coal or natural gas. We operate our coal chemical business primarily through Yulin Nenghua and Ordos Nenghua. Ordos Nenhua has completed construction of its 600,000-tonne methanol project and commenced the commercial production since January 2015. In 2015, we produced 167.1 tonnes of methanol and sold 160.8 tonnes of methanol. We generated sales income of RMB2,264.7 million in 2015, representing an increase of RMB1,069.2 million, or 89.4%, from RMB1195.5 million in 2014. The cost of sales of coal chemical business was RMB1,535.8 million in 2015, representing an increase of RMB666.5 million, or 76.7% from that of 2014. Our coal chemical facilities at Tianhao Chemicals ceased production since April 2013.

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

Materials, water and energy supply

Coal and coke oven waste gas are the primary materials in our methanol production. Production of methanol is reliant on thermal coal, which it currently sources from local coal mines owned by third parties. We also source water from a local reservoir for the methanol production.

Quality control

We have implemented a series of quality control measures for our coal chemical operations to ensure product quality. We obtained AAA measurement management system, ISO 9001 quality accreditation and ISO 14001 environmental management certification in November 2009 and subsequently renewed ISO 9001 quality accreditation and ISO 14001 environmental management certification in November 2012 and AAA measurement management system in October 2013. In August 2012, methanol produced by Yulin Nenghua, after review by the National Standardization Management Committee, was confirmed to be of a higher standard than the international standard ASTM D1152:2006, and was granted the Usage of International Standard Certificate. We perform regular inspections and maintenance on our methanol plants

Safety control

For our coal chemical operations, we have implemented safety control measures in compliance with the People’s Republic of China Production Safety Law, the People’s Republic of China Regulations on the Safe Administration of Dangerous Chemicals and other safety guidelines for chemical manufacturers. We obtained ISO 18001 occupational health and safety certification in November 2009, which was renewed in November 2012.

Competition

We compete with domestic methanol manufacturers in Shanxi and Shaanxi Provinces and the Inner Mongolia Autonomous Region. We have benefited from economies of scale as Yulin Nenghua’s 600,000-tonne methanol project achieved optimal utilization of its facilities and Ordos Neng Hua’s 600,000-tonne methanol plant commenced operations in January 2015.

Seasonality

Our coal chemical operations are not affected by seasonality.

Electric Power and Heat Supply Business

As of the date of this annual report, we owned and operated seven power plants, which generate electricity for internal use and external sales. In 2015, we generated a total of 2,639.5 million KWh of electricity, 1,677.4 million KWh of which we sold to third parties. We generated sales income of RMB598.6 million in 2015, representing an increase of RMB357.1 million, or 147.9%, from RMB241.5 million in 2014.

Hua Ju Energy operates five coal-fired power plants whose main facilities consist of energy conversion CFB boilers and extraction and condensing steam turbines. The power plants at Hua Ju Energy have an aggregate installed capacity of 132 MW. In 2013, 2014 and 2015, Hua Ju Energy generated 992.8 million KWh, 901.2 million KWh and 960.1 million KWh, respectively, and sold 869.1 million KWh, 303.6 million KWh and 352.3 million KWh, respectively, to the local power grid company.

The power plants at Yulin Nenghua and Tianhao Chemicals were established with the primary intention to satisfy the power demand of the methanol projects of these two entities; we sell a small amount of electricity to third parties. These plants had an aggregate installed capacity of 60 MW as of the date of this annual report; however, Tianhao Chemicals has stopped generating electricity since January 1, 2012 due to the high cost of fuel, and we are in the process of disposing of the power plant together with Tianhao Chemical’s methanol assets. In 2015, the power plants operated by Yulin Nenghua generated 265.8 million KWh of electricity, of which 122.2 million KWh was sold to third parties.

We commenced the construction of the Zhaolou Coal Mine power plant for Zhaolou Coal Mine in March 2010. The integrated power plant has two phases with a designed capacity of 300 MW for each phase. In November 2014, phase I commenced operation. In 2015, Zhaolou Coal Mine power plant generated 1,413.7 million KWh of electricity, of which 1,312.8 million KWh was sold to third parties. For further information on the Zhaolou Coal Mine power plants, please see “D. Property, Plant and Equipment — Methanol and Cogeneration Power Plants — Zhaolou Coal Mine Power Plants.”

We commenced heat supply operations, which consist of the production and sale of heat, following our acquisition of Hua Ju Energy in 2009. In 2015, Hua Ju Energy generated 1.3 million steam tonnes of heat energy. Our coal mines consume the substantial majority of heat energy produced by Hua Ju Energy. We sold 120,000 steam tonnes of heat to third parties and generated sales income of RMB27.5 million in 2015.

Sales and marketing

We consume a major portion of the heat generated by our power plants and, to a lesser extent, sell to the Yankuang Group. In addition to our own use and our sales to the Yankuang Group, we sold 45.0% of the electric power we produced to other end-users through power grids in 2015.

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

Equipment Manufacturing Business

In 2015, we expanded to equipment manufacturing business after we acquired 100% of equity interest in Donghua Heavy Industry. We manufacture, sell, lease and maintain mechanical and electrical equipment, including among other, hydraulic supports, heading machine, scraper/belt conveyors and frequency converter and switch cabinet. In 2015, we manufactured 55,500 tonnes of hydraulic supports, 12 sets of heading machines, 25,000 tonnes of scraper/belt conveyors and 5,230 sets of frequency converters and switch cabinets, generating a revenue of RMB309.9 million.

Sales and marketing

The equipment we manufactured in 2015 were primarily used in our own production and, to a lesser extent, sold to Shanxi, Shaanxi, Gansu, Inner Mongolian Autonomous Region, and Xinjiang Uighur Autonomous Region. We mainly use regional highways for transportation of our equipment products.

Pricing

The pricing for our equipment products is primarily through negotiation with our customers after taking into account of market prices, market conditions and credibility of the customer. We entered into formal sales contract for sale of our products, which specified the price for the products.

Production Process

The production process for our equipment manufacturing business mainly involves parts processing and assembling. Before the pre-treatment of the parts, we prepare the parts through de-rusting , shaping the steel plate through numerical controlled machines, cutting. After the pre-treatment, the parts are assembled through welding, heat treated before and after assembling and tested and inspected before shipment.

Raw Material and Energy Supply The major raw material for equipment manufacturing business mainly includes steel plates, high pressure plastic pipes, electro-hydraulic control system and wires. The production process mainly consumes electricity.

Quality Control

Donghua Heavy Industry obtained ISO 9001-2008 and “CCC” products accreditation. Donghua Heavy Industry has been accredited as national measurement enterprise of second grade and qualified enterprise after national regular quality inspection. Donghua Heavy Industry has established a comprehensive quality control system, owned several advanced testing and inspection equipment and adopted multiple measures to test and inspect its products to ensure the quality and safety.

Safety Control

Donghua Heavy Industry has established an safety management system which comprises safety management of production and technology. The quality inspection management center, department of production technology and department of products managements were established to oversee the safety matters and ensure the relevant safeties laws and measures are followed.

Competition

Donghua Heavy Industry faces the competition from major well-known cola mining equipment manufacturers in the PRC market. Our products have started to present their strength in the market. Tianhao Chemicals’ ZY16000 and ZY 17000 hydraulic support for large mining height and high resistance were among the first class products in the domestic market; our ZY21000 hydraulic support sample machine was accredited with international advanced quality; our continuous belt conveyor was the first of its kind manufactured by domestic manufacturer; and our success in the research of visualized remote control system in heading machine has capability to carry the mining operation forward to an intelligent, high end and unattended operation.

Seasonality

Our equipment manufacturing business are not affected by seasonality.

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

On December 31, 2012, the MOFCOM and the General Administration of Customs issued the 2013 Catalog of Goods subject to the Export Permit Management, pursuant to which coke will not be subject to export quota management. According to the Catalogue of Goods subject to Export Licensing Administration in 2016 promulgated by the Ministry of Commerce and General Administration of Customs of the PRC on December 19, 2015, the export of coke does not subject to export quota management.

On August 29, 2013, the General Administration of Customs issued The Announcement of Tariff Adjustment on Certain Export Commodities such as Lignite, which adjust the zero tariff for lignite to 3%, effective from August 30, 2013. According to Tarriff Execution Plan for 2016 announced on December 28, 2016, the tarrif for lignite remains 3% in 2016.

The 2015 United Nations Climate Change Conference was held in Paris, France, on November 30, 2015. It was the 21st yearly session of the Conference of the Parties to the 1992 United Nations Framework Convention on Climate Change . China’s recent commitments on climate change includes the signing of climate change agreements with the United States and France; submitted an Intended Nationally Determined Contribution to the United Nations, pledging to have emissions peaks by 2030.

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

On August 29, 2015, the Law on Prevention and Control of Atmospheric Pollution (the “Atmospheric Pollution Law”) was amended and promulgated by the Standing Committee of National People’s Congress of the PRC, which was implemented on January 1, 2016. The Atmospheric Pollution Law has, among other things, set standards, plan and timeline to reach the atmospheric pollution control targets, provide detailed regulations on major pollution sources and impose stringent requirements to control the pollution from coal-fire, automobile, vessel and volatile organic compounds.

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

According to the Measures for Implementing Work Safety Permits in Coal Mine Enterprises issued by the SAWS, a coal mine enterprise without a work safety permit may not engage in coal production activities. Coal mining enterprises and their mines that do not satisfy the safety conditions set forth in this document, or those that violate the provisions of this document, may be punished by fines, warnings, temporary suspension of the work safety permit, mandatory remediation measures, orders to cease production and cancellation of the work safety permit. Coal mine enterprises that remain compliant with the requirements set in these documents may apply for administrative approval to extend the validity period of their Work Safety Permits.

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

In addition, the SAWS and SACMS issued the Implementing Measures for the Detection and Elimination of Latent Dangers in Coal Mines and the Rectification and Closure of Such Mines (for Trial Implementation) on September 26, 2005. On October 31, 2005, the SAWS issued the Guiding Opinions on Persons in Charge of Coal Mines and Production and Operation Management Personnel Going into Mines as Foremen. The SAWS and the MOF jointly issued the Incentive Arrangement for Report on Working Safety on May 2, 2012, which encourages reporting on material accident hazards on working safety systems and other illegal activities. In December 3, 2015, the SAW and SACMS issued the Standards in Judging the Major Latent Work Safety Related Dangers for Accident.

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

The government authorities of Shanxi Province issued the Advices on Deepening the Reform of Coal Mining Management System (Jin Fa [2015] No. 3), which requires to accelerate the optimization of the disposition of reginal coal industry and encourage coal mining enterprises and groups, on voluntary basis, to realize the integration of coal mining business through acquisition, disposal, participating in investment, merger or other manners, as well as well resolve the following-up issues after the integration of coal resources and merger and acquisitons of coal mines.

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

Work Health and Safety | Occupational Health and Safety

The Commonwealth, states and territories adopt their own work health and safety (WHS) laws in each Australian jurisdiction.

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

WHS ( New South Wales, Queensland)

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

OHS (Western Australia)

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

Coal Industry Specific Legislation (All Relevant/Applicable States)

In recognition of the specialized nature of mining and mining activities, specific work health and safety obligations have been mandated under law and legislation that deals specifically with the coal mining industry. Mining employers, owners, directors and managers, persons in control of work places, mine managers, supervisors and employees are all subject to these duties.

Workers’ Compensation (All Relevant/Applicable States)

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

Safety

In accordance with the Measures for Supervision and Administration of the Safe Production of Electricity, issued by the NDRC, power plants shall establish a sound power generation production responsibility system in accordance with relevant national laws, regulations, measures and standards on safety production, enhance the management of power generation, perfect production conditions for power generation, and ensure production safety for power generation.

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

As of December 31, 2015, our Company consisted of 16 departments.

The following chart shows our departments and simplified corporate structure as of December 31, 2015:

Nantun coal mine
Xinglongzhuang coal mine
Baodian coal mine
Dongtan coal mine
Jining II coal mine
Jining III coal mine
Beisu coal mine
Yangcun coal mine
Railway Transportation Department
Materials & Goods Supply Centre
Complex Mining Machinery Management Centre
Jidong Property Service Centre
Yanzhou Coal Shanxi Neng Hua Company Limited
Shanxi Heshun Tianchi Energy Company Limited
Tianchi coal mine
Yanzhou Coal Yulin Neng Hua Company Limited
0.6 million tonnes methanol project
Yanzhou Coal Ordos Neng Hua Company Limited
Anyuan coal mine
Wenyu coal mine
0.6 million tonnes methanol project
Ying Panhao coal mine (under construction)
Zhuan Longwan coal mine (under construction)
Wholly-owned subsidiaries
Yancoal International (Holding) Co., Limited
Yancoal Luxembourg Energy Holding co., Limited
Yancoal Canada Resources Holding Co., Ltd
Yancoal Resources Pty Ltd.
Cameby Downs coal mine
Premier Coal Holdings Ltd.
Premier coal mine
Shandong Zhongyin Logistics & Trade Co., Ltd.
Duanxin Investment Holding (Beijing) Co., Ltd.
Shandong Zhongyin International Trade Co., Ltd.
Shandong Duanxin Supply Chain Management Co., Ltd.
Yankuang Donghua Heavy Industry Co., Ltd.
Controlled subsidiaries
Yanmei Heze Neng Hua Co., Ltd.
Zhaolou coal mine
Wanfu coal mine (under construction)
Shandong Hua Ju Energy Co., Ltd.
Inner Mongolia Haosheng Coal Mining Co., Ltd.
Shilawusu coal mine (under construction)
Shandong Yanmei Shipping Co., Ltd
Zhongyan Trading Co., Ltd. of Qingdao Bonded Area
Shandong Coal Trading Centre Co., Ltd
Yancoal Australia Limited
Austar Coal Mine Pty Limited
Austar coal mine
Yarrabee coal mine
Ashton coal mine
Moolarben coal mine
Gloucester Coal Limited
Gloucester mines
Middlemount coal mine
Donaldson coal mine
Zhongyin Financial Leasing Co., Ltd.
Qingdao Zhongyin Ruifeng International Trade Co., Ltd.

D.	Property, Plant and Equipment

Real Property and Leasehold Property

As of December 31, 2015, the net book value of our property, plant and equipment was RMB45,616.0 million. The properties for which we own land use rights in China occupy an area of approximately 8.17 million square meters, while the coalfields to which we possess mining rights in Australia occupy an area of approximately 109.9 million square meters. Under PRC law, land use rights for properties in China are granted for 50 years commencing from the respective grant dates of such land use rights and are freely transferable. In addition, land are held by Yancoal Australia either as freehold or leasehold interests pursuant to Australian law.

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

We acquired Austar Coal Mine in Australia in 2004, and we acquired the entire equity interest in Yancoal Resources (formerly Felix) through Yancoal Australia in 2009, which operates Ashton Coal Mine, Yarrabee Coal Mine and Moolarben Coal Mine. We acquired an additional 30% of the equity interest in the Ashton Coal Mine Joint Venture and disposed of 51% of the equity interest in the Minerva Coal Mine Joint Venture in 2011. On September 30, 2014, we acquired an additional 10% of the equity interest in the Ashton Coal Mine Joint Venture, which become wholly owned subsidiary of Yanzhou Australia after the acquisition. In August 2011, we acquired the entire equity interest of both Syntech Holdings Pty Ltd. and Syntech Holdings II Pty Ltd., which operate the Cameby Downs Coal Mine and have five exploration tenements that can be potentially developed. In September 2011, we acquired the entire equity interest of both Premier Coal, which operates the Premier Coal Mine and Wilga Exploration Area, and Premier Char. We completed the merger with Gloucester in June 2012, which turned Gloucester a wholly-owned subsidiary of Yancoal Australia. As of December 31, 2015, we own (either wholly or as majority joint venturer) nine mines and four advanced-exploration stage projects in Australia.

As of the date of this annual report, we have obtained or in the process of obtaining the following material approvals, permits and licenses for our coal projects in China:

•	we obtained the approval from NDRC for Zhuanlongwan projects;

•	we are in the process of obtaining project approval for Yingpanhao Project and Shilawusu Project; and

•	we obtained the mining permit for Wanfu Project in July 2015.

In addition to the above, a number of material Australian regulatory approvals, permits and licenses are pending, outstanding, have not been applied for as yet or have expired, including:

•	surface mining leases for the infrastructure area at Austar, the tailings dam at Ashton, the Tasman Extension Area and the Stratford extension project; and

•	the NSW Land & Environment Court has granted approval for the proposed Southeast open-cut project of the Ashton Coal Mine, condition upon the acquisition of a key property from a private individual prior to the commencement of development.

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

	Nantun	Xinglong- zhuang	Baodian	Dongtan	Jining II	Jining III	Total
Background data:

Commencement of construction	1966	1975	1977	1979	1989	1993	N/A
Commencement of commercial production	1973	1981	1986	1989	1997	2000	N/A
Coalfield area (square kilometers)	35.2	56.2	37.0	60.0	87.1	105.1	380.6

Reserve data:(1)

(millions tonnes as of December 31, 2015)

Total in-place proven and probable reserves(1)	99.3	280.8	249.9	413.7	388.0	191.7	1623.3
Mining recovery rate(2)(%)	83.5	80.4	79.1	80.9	82.3	81.5	N/A
Coal preparation plant recovery rate (%)(3)	88.67	77.97	81.60	69.52	76.35	67.49	N/A
Depth of mine (meters underground)	465	399	517	780	517	551	N/A
Average thickness of main coal seam (meters)	5.4	8.3	8.8	8.4	4.7	4.9	N/A
Type of coal	Thermal coal	Thermal coal	Thermal coal	Thermal coal	Thermal coal	Thermal coal	N/A
Leased/owned	Owned	Owned	Owned	Owned	Owned	Owned	N/A
Assigned/unassigned(4)	Assigned	Assigned	Assigned	Assigned	Assigned	Assigned	N/A
Average calorific value (Kcal/kg)	5.541	5.407	5.443	5.280	5.350	5.185	N/A
Sulfur content (%)	0.61	0.56	0.59	0.57	0.64	0.64	N/A

Production data : (million tonnes)

Approval raw coal production capacity	3.0	6.5	6.0	7.5	4.2	6.5	33.7
Designed washing capacity	1.8	3.0	3.0	4.0	3.0	5.0	19.8
Raw coal production
1997-2007	45.7	70.1	61.6	78.1	42.7	49.6	347.8
2008	3.5	6.6	6.0	7.0	3.9	6.1	33.1
2009	3.8	6.6	5.7	7.5	3.6	6.2	33.4
2010	3.6	6.8	6.1	7.4	4.2	6.2	34.3
2011	3.3	6.8	6.1	7.3	4.4	6.1	34.0
2012	3.2	7.0	6.1	7.6	3.7	5.5	33.1
2013	3.0	6.9	6.2	8.1	3.1	6.5	33.8
2014	2.7	6.8	5.8	8.0	4.2	5.3	32.8
2015	2.8	7.1	6.2	8.1	4.3	6.0	34.5
Cumulative raw coal production as of December 31, 2015	71.6	124.7	109.8	139.1	74.1	97.5	616.8

(1)	The proven and probable reserves of the above coal mines are based on the report dated February 6, 1998 prepared by International Mining Consultants Limited, a UK-based company, in accordance with the standards in Industry Guide 7.

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

Nantun Coal Mine

Nantun is located in the southern portion of our coalfield, with a coalfield area of approximately 35.2 square kilometers. Nantun began commercial production in 1973 with an approved annual raw coal production capacity of 3.0 million tonnes of coal. The main coal seam of Nantun is divided into four leaves. The thickness of the upper leaf averages 5.35 and 3.21 meters and the thickness of the lower leaf averages 0.89 and 1.03 meters. As of December 31, 2015, the total in-place proven and probable reserves on the main coal layer were approximately 99.3 million tonnes.

We primarily use the fully mechanized or comprehensive sublevel caving mining method to extract coal. As of December 31, 2015, Nantun produced coal from two work faces. Nantun’s coal preparation plant produces mainly No. 2 Clean Coal and employs movable-sieve jig machines and flotation machines. Most of the equipment used in the Nantun coal preparation plant was manufactured in the PRC.

Xinglongzhuang Coal Mine

Xinglongzhuang is located in the northern portion of our coalfield, with coalfield area of approximately 56.2 square kilometers. Xinglongzhuang began commercial production in 1981 with an approved annual raw coal production capacity of 6.5 million tonnes. The main coal seam of Xinglongzhuang is concentrated in one leaf with an average thickness of 8.3 meters. As of December 31, 2015, the total in-place proven and probable reserves on the main coal layer were approximately 280.8 million tonnes.

We primarily use the fully mechanized sublevel caving method to extract coal from the coal seam of Xinglongzhuang Coal Mine. At this coal mine, we produced coal from two work faces as of December 31, 2015. The Xinglongzhuang coal preparation plant produces No. 1 and No. 2 Clean Coal, lump coal and thermal coal. The majority of the equipment in the Xinglongzhuang coal preparation plant, including its jig machines, movable-sieve jig machines and flotation machines, was manufactured in the PRC while a small portion of the equipment was imported.

Baodian Coal Mine

Baodian is located in the central western portion of our coalfield, with coalfield area of approximately 37.0 square kilometers. Baodian began commercial production in 1986 with an approved annual raw coal production capacity of 6.0 million tonnes. Certain sections of the main coal seam of Baodian are concentrated in one leaf, with an average thickness of 8.81 meters. The remaining sections are divided into two leaves with an average thickness of 5.74 meters for the upper leaf and 3.38 meters for the lower leaf. As of December 31, 2015, the total in-place proven and probable reserves on the main coal layer were approximately 49,900 million tonnes.

We primarily use the fully mechanized sublevel caving method to extract coal. At this coal mine, we maintained two work faces as of December 31, 2015. The Baodian coal preparation plant produces No. 2 Clean Coal and lump coal. The majority of equipment in the Baodian coal preparation plant, including its slanted wheel, cyclones and flotation machines, was manufactured in the PRC.

Dongtan Coal Mine

Dongtan is located in the central eastern portion of our coalfield, with coalfield area of approximately 60.0 square kilometers. Dongtan began commercial production in 1989 with an approved annual raw coal production capacity of 7.5 million tonnes. Certain sections of the main coal seam consist of one layer with an average thickness of 8.41 meters, and the remaining sections are divided into two layers, with an average thickness of 5.38 meters for the upper layer and 3.22 meters for the lower layer. As of December 31, 2015, the main coal layer held approximately 13,700 million tonnes of in-place proven and probable reserves.

We primarily use the fully mechanized sublevel caving method to extract coal. At this mine, we maintained two work faces as of December 31, 2015. The Dongtan coal preparation plant produces No. 2 Clean Coal, lump coal and thermal coal. The principal pieces of equipment in the Dongtan coal preparation plant, including its slanted wheel, cyclones, TBS sorting machines and flotation machines, were manufactured in the PRC.

Jining II Coal Mine

Jining II is located in the northern portion of the Jining coalfield, with coalfield area of approximately 87.1 square kilometers. Jining II began commercial production in 1997 with an approved annual raw coal production capacity of 4.2 million tonnes. Certain sections of the main coal seam of Jining II are concentrated in one layer, with an average thickness of 6.78 meters. The remaining sections are divided into two layers, with an average thickness of 2.1 meters for the upper leaf and an average thickness of 4.68 meters for the lower leaf. As of December 31, 2015, the total in-place proven and probable reserves on the main coal layer were approximately 88,000 million tonnes.

We primarily use the fully mechanized sublevel caving method to extract coal. At this coal mine, we produced coal from two work faces as of December 31, 2015. The main equipment used in Jining II are movable-sieve jig machines, cyclones and flotation machines, most of which were manufactured in the PRC. The principal product of the coal preparation plant of Jining II is No. 2 Clean Coal.

Jining III Coal Mine

Jining III is located in the southern portion of the Jining coalfield and covers an area of 105.1 square kilometers. Jining III has an approved annual raw coal production capacity of 6.5 million tonnes. The main coal seam of Jining III is divided into two leaves. The thickness of the upper leaf averages 1.21 meters and the thickness of the lower leaf averages 4.91 meters. As of December 31, 2015, the total in-place proven and probable reserves on the main coal layer were approximately 91,700 million tonnes.

We primarily used the fully mechanized sublevel caving method to extract coal from three work faces in Jining III Coal Mine as of December 31, 2015. The main pieces of equipment used in Jining III are slanted wheel, cyclones, TBS sorting machines, flotation machines and movable-sieve jig machines, which were manufactured in the PRC. The principal products of the coal preparation plant of Jining III are No. 2 Clean Coal and thermal coal.

Beisu and Yangcun Coal Mines

The following table sets forth information about Beisu and Yangcun Coal Mines, which are directly owned and operated by the Company:

	Beisu	Yangcun	Total
Background data:

Commencement of construction	1972	1981	N/A
Commencement of commercial production	1976	1988	N/A
Coalfield area (square kilometers)	29.3	27.5	56.8

Reserve data:

(as of December 31, 2015)

Recoverable reserves(1)	73.8	88.2	162.0
Mining recovery rate (%)(2)	86.5	86.7	N/A
Coal preparation plant recovery rate (%)(3)	N/A	N/A	N/A
Depth of mine (meters underground)	269.7	318.8	N/A
Average thickness of main coal seam (meters)	1.0	8.3	N/A
Type of coal	Thermal coal	Thermal coal	N/A
Leased/owned	Owned	Owned	N/A
Average calorific value (Kcal/kg)	5,199	5,118	N/A
Sulfur content (%)	3.50	0.87	N/A

Production data: (million tonnes)

Approved raw coal production capacity	1.0	1.2	2.2
Designed coal preparation input washing capacity	—	—	—
Raw coal production
2013	1.0	1.1	2.1
2014	0.8	1.0	1.8
2015	0.7	1.6	2.3
Cumulative raw coal production as of December 31, 2015	3.5	4.8	8.3

(1)	Based on the PRC Standards, “recoverable reserves” in this table are the sum of basic reserves and resources. “Basic reserves” generally refers to measured and indicated economical reserves prior to deduction of design and extraction losses. “Resources” refers to the sum of a part of identified mineral resources and undiscovered resources.
(2)	The mining recovery rate is the rate of the amount of coal recovered from a determined amount of reserves, which is calculated by dividing the actual volume of coal recovered in a year by the volume of reserves mined and consumed in the same year.
(3)	“Coal preparation plant recovery rate” refers to the wash plant recovery rate of raw coal used during the production of our coal products.

Beisu Coal Mine

Beisu Coal Mine is located in the southern portion of our coalfield, and covers an area of approximately 29.3 square kilometers. We acquired the assets of Beisu Coal Mine in May 2015. As of December 31, 2015, the total in-place proven and probable reserves on the main coal layer were approximately 73.8 million tonnes.Beisu Coal Mine commenced operations in 1976 with an approved annual raw coal production capacity of 0.75 million tonnes. The annual raw coal production capacity has been increased to 1.0 million tonnes since 2006. The main coal seam of Beisu is divided into two thin-seam leaves. The thickness of the upper leaf averages 0.99 meters and the thickness of the lower leaf averages 0.9 meters. We primarily used the thin coal seam blasting method and the fully mechanized system to extract coal from three work faces in Beisu Coal Mine as of December 31, 2015. Beisu Coal Mine primarily produces thermal coal. Beisu Coal Mine has a coal preparation plant. The main equipment used in the coal preparation plant is a waste discharge system, which was manufactured in China.

Yangcun Coal Mine

Yangcun Coal Mine is located in the north portion of our coalfield, and covers an area of approximately 27.5 square kilometers. We acquired the entire assets of Yangcun Coal Mine in May 2012. As of December 31, 2015, the total in-place proven and probable reserves on the main coal layer were approximately 88.2 million tonnes.

Yangcun Coal Mine commenced operations in 1988 with an approved annual raw coal production capacity of 0.6 million tonnes. The annual raw coal production capacity has been increased to 1.15 million tonnes since 2006. The main coal seam of Yangcun is divided into three leaves. The thickness of the upper leaf averages 8.34 meters and the thickness of the lower leaves average 1.17 and 1.02 meters. We primarily used the fully mechanized sublevel caving method to extract coal from the upper leaf and the fully mechanized system to extract coal from the lower leaves. As of December 31, 2015, Yangcun Coal Mine has two work faces. Yangcun Coal Mine primarily produces thermal coal. Yangcun Coal Mine does not have any coal preparation plant.

Coal Mines operated by Shanxi Nenghua and Heze Nenghua

The following table sets forth information about Tianchi Coal Mine and Zhaolou Coal Mine in China that are operated by Shanxi Nenghua and Heze Nenghua:

	Tianchi	Zhaolou	Total
Background data:
Commencement of construction(1)	2004	2004	N/A
Commencement of commercial production(1)	2006	2009	N/A
Coalfield area (square kilometers)	18.7	143.4	162.1
Reserve data:

(millions tonnes as of December 31, 2015)
Recoverable reserves(2)	22.7	94.5	117.2
Mining recovery rate(3)(%)	75.0	80.3	N/A
Coal preparation plant recovery rate (%)(4)	N/A	66.1	N/A
Depth of mine (meters underground)	225	905	N/A
Average thickness of main coal seam (meters)	4.6	5.2	N/A
Type of coal	Thermal coal	1/3 coking coal	N/A
Leased/owned	Owned	Owned	N/A
Assigned/unassigned(4)	Assigned	Assigned	N/A
Average calorific value (Kcal/kg)	5,448	5,873	N/A
Sulfur content (%)	1.89	0.69	N/A

Production data: (million tonnes)

Approved raw coal production capacity	1.2	3.9	5.1
Designed coal preparation input washing capacity	—	3.0	3.0
Raw coal production
2006 - 2007	1.3	—	1.3
2008	1.1	—	1.1
2009	1.0	0.04	1.04
2010	1.5	1.6	3.1
2011	1.2	3.0	4.2
2012	1.4	2.7	4.1
2013	1.5	2.9	4.4
2014	1.6	3.0	4.6
2015	0.7	3.2	3.9
Cumulative raw coal production as of December 31, 2015	11.3	16.4	27.7

(1)	With respect to the Tianchi Coal Mine, the “commencement of construction” refers to capacity expansion and technology upgrade undertaken after our 2006 acquisition; the “commencement of commercial production” refers to the resumption of production after completion of the foregoing expansion and upgrade.
(2)	The recoverable reserves of the above coal mines are based on the report prepared by Minarco Asia Pacific Pty Limited in May 2006 in accordance with the standards in the JORC Code, as revised in 2004.

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

Tianchi Coal Mine

Tianchi Coal Mine is an underground mine located in Heshun County of Shanxi, with an area of approximately 18.7 square kilometers. Tianchi Coal Mine commenced commercial production in 2006 and the designed production capacity was increased to 1.2 million tonnes per annum in the same year. Tianchi Coal Mine is operated by inclined shaft development and primarily produces thermal coal. The average thickness of the coal seam is 4.6 meters. As of December 31, 2015, the total recoverable reserves of Tianchi Coal Mine were approximately 22.7 million tonnes.

We primarily used the high seam mechanization mining method to extract coal from one work face at Tianchi Coal Mine as of December 31, 2015. The primary piece of equipment in this system is a slanted wheel, which was manufactured in China. The operations at Tianchi Coal Mine are powered by electricity from local power grids. We ship coal products from the Tianchi Coal Mine to Hebei and surrounding areas on the Yangshe Railway and the national railway network, as well as the highway network.

Zhaolou Coal Mine

Zhaolou Coal Mine is an underground longwall mine located in the central portion of Juye Coal Field in Shandong. Zhaolou Coal Mine covers an area of approximately 143.4 square kilometers, and is accessible by roadway and railway.

Zhaolou Coal Mine commenced commercial production in December 2009 and has an approved annual raw coal production capacity of 3.9 million tonnes. Zhaolou Coal Mine produces 1/3 coking coal. The average thickness of the main coal seam of Zhaolou Coal Mine is 5.2 meters. The total recoverable reserves of Zhaolou Coal Mine were approximately 94.5 million tonnes as of December 31, 2015, which was net of coal preparation and plant recovery losses.

We primarily used the longwall caving mining method to extract coal from two work faces at Zhaolou Coal Mine as of December 31, 2015. The coal preparation plant at Zhaolou Coal Mine commenced commercial production in September 2009. The main equipment used in the coal preparation plant was a slanted wheel, cyclone machines, TBS separators and flotation machines, which were mainly produced in China. The main product of Zhaolou’s coal preparation plant is No. 2 Clean Coal. Electricity generated from Zhaolou Coal Mine, after being applied internally, is sold to external parties. We ship coal products to Shandong and Hebei Provinces and surrounding areas by truck.

Coal Mines operated by Ordos Neng Hua

The following table sets forth information about Anyuan Coal Mine and Wenyu Coal Mine in China that are operated by Ordos Neng Hua:

	Anyuan	Wenyu	Total
Background data:
Commencement of construction	—	1996	N/A
Commencement of commercial production	2004	1997	N/A
Coalfield area (square kilometers)	9.3	9.4	18.6
Reserve data:

(as of December 31, 2015)
Recoverable reserves(1)	26.7	43.1	69.8
Mining recovery rate (%)(2)	85.4	85.5	N/A
Coal preparation plant recovery rate (%)(3)	—	—	N/A
Depth of mine (meters underground)	68	59	N/A
Average thickness of main coal seam (meters)	2.8	3.9	N/A
Type of coal	Thermal coal	Thermal coal	N/A
Leased/owned	Owned	Owned	N/A
Average calorific value (Kcal/kg)	5,170	5,237	N/A
Sulfur content (%)	0.35	0.90	N/A

Production data: (million tonnes)

Approved raw coal production capacity	1.2	3.0	4.2
Designed coal preparation input washing capacity	—	—	—
Raw coal production
2011	2.3	2.1	4.4
2012	2.3	4.6	6.9
2013	2.2	4.1	6.3
2014	1.8	4.1	5.9
2015	1.6	1.0	2.6
Cumulative raw coal production as of December 31, 2015	10.2	15.9	26.1

(1)	Based on the PRC Standards, “recoverable reserves” in this table are the sum of basic reserves and resources. “Basic reserves” generally refers to measured and indicated economical reserves prior to deduction of design and extraction losses. “Resources” refers to the sum of a part of identified mineral resources and undiscovered resources.
(2)	The mining recovery rate is the rate of the amount of coal recovered from a determined amount of reserves, which is calculated by dividing the actual volume of coal recovered in a year by the volume of reserves mined and consumed in the same year.
(3)	“Coal preparation plant recovery rate” refers to the wash plant recovery rate of raw coal used during the production of our coal products.

Anyuan Coal Mine

Through Ordos Neng Hua, we wholly control Anyuan Coal Mine, which is located in Yijinhuoluoqi of Ordos City in Inner Mongolia Autonomous Region, and covers an area of approximately 9.3 square kilometers. In Anyuan Coal Mine, we usually adopt full-mechanized and full-seam mining method.

In 2011, we increased the annual production capacity of Anyuan Coal Mine from the approved annual production capacity of 1.2 million tonnes. Anyuan Coal Mine primarily produces thermal coal. The average thickness of the main coal seam of Anyuan Coal Mine is 2.8 meters. We principally extracted coal from one work face at Anyuan Coal Mine as of December 31, 2015. Anyuan Coal Mine has a coal separation system. Anyuan Coal Mine is located in close proximity to railway and road transportation. The provincial highway and Baoshen railway are located approximately six kilometers to the west of the coalfield.

Wenyu Coal Mine

Through our subsidiary, Inner Mongolia Xintai, we operate Wenyu Coal Mine, which is located in Ordos City in Inner Mongolia Autonomous Region, and covers an area of approximately 9.4 square kilometers.

The original designed annual raw coal production capacity of Wenyu Coal Mine was 1.1 million tonnes. We completed production capacity expansion from 1.1 million tonnes to 3.0 million tonnes upon approvals from the relevant administrative authority and commenced commercial production in 2011. The approved annual raw coal production capacity of Wenyu Coal Mine is 3.0 million tonnes. The average thickness of the main seam of Wenyu Coal Mine is 1.45 meters. The type of coal is thermal coal. We principally extracted coal from two work faces at Wenyu Coal Mine as of December 31, 2015. In Anyuan Coal Mine, we usually adopt full-mechanized and full-seam mining method. Wenyu Coal Mine has a simplified coal separation system. Wenyu Coal Mine is located in close proximity to Baofu road, Anyuan Coal Mine and railway transportation.

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

Coal Mines operated by Yancoal Australia

The following table sets forth information about our operational coal mines in Australia, which are directly or indirectly held by Yancoal Australia:

	Austar(6)	Yarrabee	Ashton(6)	Moolarben	Gloucester Mine	Donaldson Mine(6)	Middlemount (5)	Total
Background data:
Commencement of construction(1)	1998	1981	2003	2009	1998	2001	2009	N/A
Commencement of commercial production(1)	2000	1982	2004	2010	1999	2001	2011	N/A
Coalfield area(2) (square kilometers)	159.8	220.3	15.7	120.3	162.7	106.2	27.8	812.8
Reserve data:

(millions of tonnes as of December 31, 2015)
Recoverable reserves(3)	49	44	53	297	50	124	79	697
Depth of mine(4) (meters underground)	300-700	Open Cut	190-280	100-250 & Open Cut	Open Cut	50-150	Open Cut	N/A
Type of coal	Semi-hard coking coal	PCI coal	Semi-soft coking coal	Thermal coal	Semi-hard coking coal	Semi-soft coking coal	Coking coal, PCI coal	N/A
Leased/owned	Owned	Owned	Owned	Owned	Owned	Owned	Owned	N/A
Average calorific value (Kcal/kg gar)	6,200	7,300	7,100	6,650	7,550	8,200	7,300	N/A
Sulfur content (% daf)	1.8	0.7	0.7	0.5	1.1	0.9	0.5	N/A
Production data: (million tonnes)
Approved raw coal production capacity	3.6	3.8	5.0	17.0	5.6	6.1	5.4	43.9
Designed coal preparation input washing capacity	3.0	2.5	6.5	13.0	4.3	4.0	5.4	38.7
Raw coal production
2006 - 2007	2.0	—	—	—	—	—	—	2.0
2008	1.9	—	—	—	—	—	—	1.9
2009	1.9	—	—	—	—	—	—	1.9
2010	1.7	2.3	2.7	3.9	—	—	—	10.6
2011	1.9	3.1	1.7	5.6	—	—	—	12.3
2012	1.7	3.2	2.3	7.2	1.8	2.0	—	18.2
2013	1.6	3.7	2.4	6.7	3.5	3.2	—	21.1
2014	1.9	3.9	2.6	6.6	2.5	2.5	—	20.0
2015	0.8	3.3	3.0	7.3	1.9	1.8	—	18.1
Cumulative raw coal production as of December 31, 2015	15.4	19.5	14.7	37.3	9.7	9.5	—	106.1

(1)	We acquired Austar Coal Mine in 2004 and implemented a production expansion and technology upgrade in 2005. Austar Coal Mine resumed part of its operations in October 2006. Each of the Ashton Coal Mine and Moolarben Coal Mine has an open-pit coal mine and an underground coal mine. The “commencement of commercial production” indicates the time when the open-pit mines, the earlier of the two types of mines, commenced commercial production.
(2)	The coalfield area refers to the surface area of land either owned directly or held under granted mining and exploration tenements.
(3)	The Recoverable Coal Reserves of the above coal mines are reported under the CRIRSCO “International Standards for Reporting of Mineral Resources and Reserves” and are based on the reports prepared by the Competent Persons appointed by Yancoal Australia in accordance with the JORC Code (2012). The reports were prepared under the revised JORC Code (2012 edition), which replaced the JORC Code (2004), with the revised code now fully in alignment with the CRIRSCO code. The stricter conditions of the revised JORC Code accounts for a portion of the differences in Coal Reserves reported compared to those in the previous disclosures, with operational and modifying factors that affect the mining process accounting for the remainder of the difference.
(4)	Ashton Coal Mine has both open-pit and underground coal mines. The depth of mine indicates the depth of the underground mines.
(5)	As Middlemount Coal Mine is owned and operated by a joint venture jointly controlled by Yancoal Australia and a third party, its production data and financial performance will not be consolidated in to our reports.
(6)	On March 31, 2016, Yancoal Australia transferred its interest in the mining assets of Ashton, Austar and Donaldson Mine to a wholly owned subsidiary, namely Watagan Mining Company Pty Ltd., which in turn issued the bonds with total principal amount up to US$950 million on the same day. As a result of issuance of the bonds, Yancoal Australia ceases to control Watagan Mining Company Pty Ltd. from an accounting perspective.

Austar Coal Mine

Austar Coal Mine is an underground mine located in the Hunter Valley, New South Wales, Australia and is accessible by both road and railway. Austar Coal Mine covers an area of 159.8 square kilometers. Austar Coal Mine was constructed in 1998 and commenced commercial production in 2000.

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

The average thickness of the main coal seam of Austar Coal Mine is 3.5-7.0 meters. As of December 31, 2015, the mine’s JORC 2012 Code compliant Coal Reserves were 49 million tonnes. As of the same date, the mine’s Marketable Coal Reserves were 40.6 million tonnes, representing beneficiated or otherwise enhanced coal products where modifications resulting from mining, dilution and processing have been considered.

We use the longwall mining method, in conjunction with the top coal caving mining method (Bellbird Area excluded) to extract coal from the underground mine. The main equipment used in the coal handling preparation plant consists of coal crushing equipment, cyclones, spirals and other associated equipment. The operations at Austar Coal Mine are powered by electricity from local power grids. We transport coal products from Austar Coal Mine to Newcastle Port via railway.

On March 31, 2016, Yancoal Australia transferred its interest in the mining assets of Austar Coal Mine to Watagan Mining Company Pty Ltd, which in turn issued the bonds with total principal amount up to US$950 million on the same day. As a result of issuance of the bonds, Yancoal Australia ceases to control Watagan Mining Company Pty Ltd from an accounting perspective.

Yarrabee Coal Mine

Yarrabee Coal Mine is an open-pit mine located within the Bowen Basin, Queensland, Australia and is accessible by railway to the Port of Gladstone. Yarrabee Coal Mine covers an area of 220.3 square kilometers. The construction of Yarrabee Coal Mine started in 1981 and commercial production commenced in 1982.

Through Yancoal Resources, Yancoal Australia wholly owns Yarrabee Coal Mine. Currently, the approved annual capacity of Yarrabee Coal Mine is 3.6 million tonnes. Yarrabee Coal Mine primarily produces low volatility PCI coal.

As of December 31, 2015, the mine’s JORC 2012 Code compliant Coal Reserves were 44 million tonnes. As of the same date, the mine’s Marketable Coal Reserves were 34 million tonnes. We utilize conventional truck shovel and open-pit mining methods to extract coal at Yarrabee Coal Mine.

Yarrabee Coal Mine has a coal preparation plant with an approved preparation capacity of 400 tonnes per hour, with a significant portion of the coal able to be bypassed, it is crushed but not washed and blended with the washed coal to make the final product. The main pieces of equipment used in the coal preparation plant are breaker/crushers, dense medium cyclones, spiral banks, froth floating separation cells and other associated equipment. The operations at Yarrabee Coal Mine are powered by electricity from local power grids, with the mining fleets operating on diesel. We transport coal products from Yarrabee Coal Mine to Port of Gladstone via railway.

Ashton Coal Mine

Ashton Coal Mine consists of an underground mine (operating) and open-pit (now complete, with one in the planning stages) mine located in the Hunter Valley, New South Wales, Australia and is accessible by railway to the Ports in Newcastle. Ashton Coal Mine covers an area of 15.7 square kilometers. The construction of the open-pit and underground mines of Ashton Coal Mine started in 2003 and commercial production commenced in 2004.

The approved annual capacity of Ashton Coal Mine is 5.0 million tonnes of coal. Ashton Coal Mine mainly produces semi-soft coking coal. The thickness of the currently mined coal seam of the underground mine of Ashton Coal Mine ranges from 1.7 to 2.4 meters and averages 2.2 meters. As of December 31, 2015, the mine’s JORC 2012 Code compliant Coal Reserves were 53 million tonnes. As of the same date, the mine’s Marketable Coal Reserves were 27 million tonnes. We principally use longwall operations to extract coal from the underground coal seam of Ashton Coal Mine.

The main pieces of equipment used in the coal preparation plant of Ashton Coal Mine are dense-medium cyclones and froth floatation separation cells and other associated equipment. The operations at Ashton Coal Mine are powered by electricity from local power grids. We transport coal products from Ashton Coal Mine to Newcastle Port via railway.

On March 31, 2016, Yancoal Australia transferred its interest in the mining assets of Ashton Coal Mine to Watagan Mining Company Pty Ltd., which in turn issued the bonds with total principal amount up to US$950 million on the same day. As a result of issuance of the bonds, Yancoal Australia ceases to control Watagan Mining Company Pty Ltd. from an accounting perspective.

Moolarben Coal Mine

Moolarben Coal Mine consists of an open-pit mine and an underground development project and is located near Mudgee in central western New South Wales. It is connected by railway to the Newcastle Port. Moolarben Coal Mine covers an area of 120.3 square kilometers.

Yancoal Australia holds 81% of the equity interest in Moolarben Coal Mine through its subsidiary, Moolarben Coal Mines Pty Limited. Construction of Stage I, the open-pit mine, commenced in 2009 with commercial production starting in mid-2010. We obtained the approval on June 16, 2014 to extend the pits approved under Stage I to access an additional 30.0 million tonnes of coal at the same production rate. On January 30, 2015, we obtained approval for the Moolarben Coal Project Stage II, comprising of one large open-pit mine (OC4) and two underground mines. Construction of Stage II commenced in the second half of 2015. The approved annual production limit of Moolarben Coal Mine Stage I & II is 17.0 million ROM tonnes per annum, of which the annual production limit of the underground mines is 4.0 million ROM tonnes and the annual production limit of the open-pit mine is 13.0 million ROM tonnes. Moolarben Coal Mine produces thermal coal.

The thickness of the main coal seam of the open-pit mine of Moolarben Coal Mine ranges from 6 to 13 meters. As of December 31, 2015, the mine’s JORC 2012 Code compliant Coal Reserves (Open Cut and Underground) were 297 million tonnes. As of the same date, the mine’s Marketable Coal Reserves were 247 million tonnes. We use conventional truck shovel mining methods in the open-pit mine and expect to use longwall mining methods to extract coal in the underground mine projects.

Moolarben Coal Mine has a coal handling preparation plant with a capacity of approximately 1,800 TPH, and utilizes conventional equipment including dense medium cyclones, spiral banks and other associated equipment. The operations at Moolarben Coal Mine are powered by electricity from local power grids. We transport thermal coal products from Moolarben Coal Mine to Newcastle Port via railway.

Gloucester Coal Mine

Gloucester Coal Mine is located in Gloucester basin in New South Wales, Australia and covers an area of 162.7 square kilometers. Gloucester Coal Mine is approximately 100 kilometers away from the Newcastle Port. The construction of Gloucester Coal Mine started in 1998, with commercial production commenced in 1999. Gloucester Coal Mine consists of two open-pit mines, Duralie and Stratford, which have an aggregate annual approved production capacity of 5.6 million tonnes and an aggregate annual approved preparation capacity of 5.6 million tonnes. We use conventional truck shovel mining methods in the Duralie open-pit mine. Stratford is not currently operating, with the Stratford Extension Project not yet commenced. As of December 31, 2015, Gloucester Coal Mine’s JORC 2012 Code compliant Coal Reserves were 50 million tonnes. As of the same date, the mine’s Marketable Coal Reserves were 29.7 million tonnes.

Duralie open-pit mine and Stratford open-pit mine own one coal preparation plan with an annual designed preparation capacity of 1.8 million tonnes, which was increased to 4.3 million tonnes in June 2011. We transport our coal products from Gloucester Coal Mine via railway to the Newcastle Ports.

Donaldson Coal Mine

Donaldson Coal Mine is located in the Newcastle coal field in, part of the Sydney Basin New South Wales, Australia and covers an area of 106.2 square kilometers. Donaldson Coal Mine is approximately 25 kilometers northwest of the Newcastle Port. The construction of Donaldson Coal Mine started in 2001 and commercial production commenced in the same year.

Donaldson Coal Mine consists of Abel and Tasman underground mines, which have an aggregate annual designed production capacity of 4.0 million tonnes. The underground coal mine, Tasman, was temporarily closed in July 2013 due to the high operational costs of the mine and the weak demand for coal products. The underground mine of Abel which will be placed into “Care and Maintenance” around mid-2016, has an annual approved production capacity of 6.1 million tonnes. The average thickness of the main coal seam of the Abel mine ranges from 1.5 to 2.5 meters. As of December 31, 2015, Donaldson Coal Mine’s JORC 2012 Code compliant Coal Reserves were 124 million tonnes. As of the same date, the mine’s Marketable Coal Reserves 71 million tonnes.

Our coal products at Donaldson Coal Mine are prepared by a coal preparation plant owned and operated by a third party with a coal preparation capacity of 6.0 million tonnes per year. We transport our coal products from Donaldson Coal Mine via railway to the Newcastle Ports.

On March 31, 2016, Yancoal Australia transferred its interest in the mining assets of Donaldson Coal Mine to Watagan Mining Company Pty Ltd, which in turn issued the bonds with total principal amount up to US$950 million on the same day. As a result of issuance of the bonds, Yancoal Australia ceases to control Watagan Mining Company Pty Ltd from an accounting perspective.

Middlemount Coal Mine

Middlemount Coal Mine is located in the Bowen Basin in Queensland, Australia and covers an area of 27.8 square kilometers. The mine is approximately 300 kilometers away from Abbot Point port. The construction of Middlemount Coal Mine started in 2009 and commercial production commenced in 2011. Through Yancoal Australia, we own approximately 50% of the equity interest in the joint venture that owns and operates Middlemount Coal Mine.

As of December 31, 2015, Middlemount Coal Mine’s JORC 2012 Code compliant Coal Reserves were 79 million tonnes. As of the same date, the mine’s Marketable Coal Reserves were 59 million tonnes. The average cumulative thickness of the mine coal seams of the Middlemount Coal Mine ranges from 9.3 to 10.6 meters. The mine has an annual set production capacity of 5.4 million tonnes. Middlemount Coal Mine has a coal preparation plant with an annual capacity of 5.3 million tonnes. The main pieces of equipment used in the coal preparation plant are dense medium cyclones, with froth-floatation cells. We transport our coal products from Middlemount Coal Mine via railway to Dalrymple Bay Coal Terminal and Abbot Point Port.

Coal Mines operated by Yancoal International

The following table sets forth information about our operational coal mines in Australia, which are directly or indirectly held by Yancoal International (Holding):

	Cameby Downs	Premier	Total
Background data:

Commencement of construction	2009	1996	N/A
Commencement of commercial production	2010	1996	N/A
Coalfield area(1) (square kilometers)	300.3	138.8	418

Reserve data:

(millions of tonnes as of December 31, 2015)

Recoverable Coal Reserves(2)	234.0	65.0	299.0
Depth of mine (meters underground)	Open Cut	Open Cut	N/A
Type of coal	Thermal coal	Thermal coal	Thermal coal
Leased/owned	Owned	Owned	N/A
Average calorific value (Kcal/kg gar)	6,000	4,750	N/A
Sulfur content (% daf)	0.5	0.61	N/A

Production data: (million tonnes)

Approved raw coal production capacity	2.3	5.0	7.3
Designed coal preparation input washing capacity	2.3	N/A	2.3
Raw coal production
2011	0.8	—	0.8
2012	1.9	4.2	6.1
2013	2.0	4.2	6.2
2014	2.0	3.7	5.7
2015	2.3	4.8	7.1
Cumulative raw coal production as of December 31, 2015	9.0	16.9	25.9

(1)	The coalfield area refers to the surface area of land either owned directly or held under granted mining and exploration tenements.
(2)	The Recoverable Coal Reserves of the above coal mines are reported under the CRIRSCO “International Standards for Reporting of Mineral Resources and Reserves” and are based on the reports prepared by the Competent Persons appointed by Yancoal Australia in accordance with the JORC Code (2012). The reports were prepared under the revised JORC Code (2012 edition), which replaced the JORC Code (2004), with the revised code now fully in alignment with the CRIRSCO code. The stricter conditions of the revised JORC Code accounts for a portion of the differences in Coal Reserves reported compared to those in the previous disclosures, with operational and modifying factors that affect the mining process accounting for the remainder of the difference.

Cameby Downs Coal Mine

Cameby Downs Coal Mine consists of an open-pit mine located west of Miles in southwest Queensland. The mine covers an area of 300.3 square kilometers. The construction of the mine commenced in 2009 and commercial production started in late 2010. Yancoal International owns 100% of Cameby Downs Coal Mine. Cameby Downs Mine produces thermal coal and the average cumulative thickness of the mined coal seams at Cameby Downs Coal Mine ranges from 5.8 to 7.7 meters. As of December 31, 2015, Cameby Downs Coal Mine had JORC 2012 Code compliant Coal Reserves were 234 million tonnes. As of the same date, the mine’s Marketable Coal Reserves were approximately 160 million tonnes.

The phase one stage of Cameby Downs Coal Mine has raw coal annual production capacity of 2.3 million tonnes.

Cameby Downs Coal Mine has a coal handling preparation plant with a capacity of approximately 220 TPH, and utilizes dense medium cyclones, spiral banks and other associated equipment. The operations at the mine are powered by electricity from the local power grid. We transport coal products from Cameby Downs Coal Mine to Brisbane Port via railway.

Premier Coal Mine

Premier Coal Mine is located in the Collie Basin to the south of Perth, approximately 10km east of Collie. Premier Coal Mine is an open-pit coal mine covering an area of 138.8 square kilometers. The construction of the mine began in 1996 and commercial production commenced in the same year. Yancoal International (Holding) indirectly wholly owns Premier Coal Mine. The annual production capacity of Premier Coal Mine is approximately 5.0 million tonnes. Premier Coal Mine primarily produces low ash and low sulfur sub-bituminous coal. As of December 31, 2015, Premier Coal Mine had JORC 2012 Code compliant Coal Reserves were 65 million tonnes. We utilize conventional truck shovel open-pit mining methods to mine the coal from a number of seams at the mine. The coal mined at Premier Coal Mine is crushed and sold without washing with coal product quality controlled through blending. As a result, the mine’s Marketable Coal Reserves were 65 million tonnes as of December 31, 2015.

The operations at Premier Coal Mine are powered by electricity from local power grids. We entered into a long-term coal sales agreement with Verve Energy, a power generator owned by the Western Australian Government. We transport coal products from Premier Coal Mine by conveyors and railway to the power stations it supplies.

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

In September 2006, the State Council approved the Implementation Plan for the Compensation System Reform Testing in Relation to Deepening Coal Resources, jointly promulgated by the Ministry of Finance of the PRC, Ministry of Land and Resources of the PRC and the NDRC (the “Implementation Plan”). According to the Implementation Plan, enterprises that obtain mining rights as a result of state-funded exploration must pay mining right fees based on the valuation of its reserves. Our operations in Shandong Province are subject to this mining right fee. On August 3, 2012, Jining Municipal Land and Resources Bureau issued the Notice of payment for mining rights by Yanzhou Coal Mining Company Limited [JiGuotuzi(2012) No. 212], pursuant to which we are required to pay a consideration of RMB2,476.78 million for the mining rights of Nantun, Xinglongzhuang, Baodian, Dongtan and Jining II coal mines, RMB495.4 million of which was paid before the due date of September 30, 2012. The consideration was determined based on the assessment report for the consideration of mining rights of these five coal mines issued by independent third parties appointed by Jining Municipal Land and Resources Bureau and filed with Shandong Provincial Department of Land and Resources. As of December 31, 2015, we have paid mining rights compensation fees of approximately RMB1,684.2 million.

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

In 2011, through Yancoal Resources, Yancoal Australia acquired 30% of the equity interest in the Ashton Coal Mine Joint Venture originally held by Austral-Asia Coal Holdings Pty Ltd., a wholly owned subsidiary of Singapore IMC Group, for a consideration of US$250 million. According to an evaluation report issued by an independent evaluator dated January 20, 2012, 30% of the equity interest Ashton Coal Mine Joint Venture was valued at approximately A$294.0 million. On September 30, 2014, Yancoal Australia invested AUD17.9 million to acquire the remaining 10% equity interest of Ashton Coal Mine Joint Venture held by ICRA Ashton Pty Ltd. through its wholly owned subsidiary. After the acquisition, Ashton Mine Joint Venture became a wholly-owned subsidiary of Yancoal Australia.

Cameby Downs Coal Mine

We acquired Cameby Downs Coal Mine and Syntech’s exploration tenements through the acquisition of the entire equity interest in Syntech Resources Pty Ltd. and Syntech Holdings II Pty Ltd., for a consideration of A$202.5 million on August 1, 2011. In addition to the Cameby Downs Coal Mine, Syntech Resources Pty Ltd. and Syntech Holdings II Pty Ltd. also have five exploration tenements that might be potentially developed. According to an evaluation report issued by an independent evaluator dated February 14, 2012, the fair market value of the reserves, resources and mining rights of the five exploration tenements was A$65.8 million as of August 1, 2011. Currently, the Syntech project is the phase I of Cameby Downs Coal Mine operation.

Premier Coal Mine and Wilga Exploration Area

We acquired the Premier Coal Mine and the Wilga Exploration Area through the acquisition of Premier Coal Limited (then called Wesfarmers Premier Coal Limited) and Premier Char Ltd. (then called Wesfarmers Char Pty Ltd.), for a consideration of A$296.8 million in September 2011. The fair market value of the reserves, resources and mining rights of the coal mines owned by Premier Coal Limited was A$49.9 million as of December 31, 2011, according to an evaluation report issued by an independent evaluator.

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

Ordos Nenghua. Ordos Nenghua, located in Ordos of Inner Mongolian Autonomous Region, operates a 600,000-tonne methanol plant and a supporting power plant. The primary pieces of equipment at the methanol plant include boilers, steam turbines, air compressors and booster set, GEA air-cooler exchangers, gasifiers and gasification compressors, synthetic compressors, a methanol synthetic gas-cooled reactor, a methanol synthetic water-cooled reactor and propylene refrigeration compressors. Ordos Nenghua also operates a supporting power plant with an installed capacity of 60 MW for its methanol production.

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

A.	Operating Results

During the period covered by this annual report, our six business segments consist of our:

•	coal business;

•	railway transportation business;

•	coal chemical business;

•	electric power business;

•	heat supply business; and

•	Sales of electrical and mechanical equipment.

Overview

Coal Business

We are one of the primary coal producers in China and Australia. We primarily engage in the mining, washing, processing and distribution of coal through railway transportation. We offer a wide variety of coal products including thermal coal, semi-hard coking coal, semi-soft coking coal and PCI coal which are sold to Eastern China, Southern China, Northern China and other regions of China and multiple other countries, including Japan, South Korea and Australia. Since 2004, we have expanded our operations to include railway transportation, production of coal chemicals, the generation of electricity and heat and the potash exploration business. In 2015, we further expanded our business to include sales of electrical and mechanical equipment.

Our invoiced amount of coal sold includes returns, discounts, sales-related taxes, port fees and other fees and, in certain cases, transportation costs payable by customers. Gross sales, or sales income as used elsewhere in this annual report, of coal equals the invoiced amount of coal sold less returns and discounts. In 2015, we produced approximately 68.5 million tonnes of raw coal and sold approximately 87.2 million tonnes of coal, which included approximately 27.1 million tonnes of coal that was purchased externally from third parties for trading. In 2013, 2014 and 2015, our sales income of coal was approximately RMB54,444.8 million, RMB58,539.4 million and RMB32,876.0 million, respectively, which represented approximately 96.5%, 97.0% and 90.3%, respectively, of our total sales income. Domestic sales income of coal accounted for 83.2%, 87.3% and 77.0% and overseas sales income of coal accounted for 16.8%, 12.7% and 23.0% of our total sales income of coal during 2013, 2014 and 2015, respectively.

Railway Transportation Business

We own a railway network spanning over 200 kilometers, which we use primarily to transport coal, as well as other goods upon the request of our railway transportation customers. To facilitate our production and sales of coal, we provide railway transportation services to our coal customers and the Yankuang Group. The annual transport volume on our railway network has remained steady in recent years. In 2015, we transported a total of approximately 16.0 million tonnes of goods on our railway network, compared to approximately 16.6 million tonnes in 2014 and approximately 18.3 million tonnes in 2013.

We derive income from our railway transportation services through the delivery of (i) coal purchased from us on an ex-mine basis, an arrangement where customers separately bear the cost of transporting the coal they purchase to a designated location, and (ii) goods other than coal that we deliver on behalf of customers who engage us exclusively for our railway transportation services. In 2015, income from our railway transportation services totaled approximately RMB327.3 million.

Coal Chemical Business

Our coal chemical operations consist primarily of the production and sale of methanol. Our subsidiary, Yulin Nenghua currently engages in the production of methanol. Yulin Nenghua’s methanol plant, which has a production capacity of 600,000 tonnes per annum, commenced commercial operations in August 2009. In 2013, Yulin Nenghua produced a total of approximately 609,000 tonnes and sold 599,000 tonnes of methanol, generating sales income of approximately RMB1,155.7 million. In 2014, Yulin Nenghua produced a total of approximately 650,000 tonnes and sold 660,000 tonnes of methanol, generating sales income of approximately RMB1,195.5 million. In addition, Ordos Neng Hua completed the construction of a methanol project in Ordos City in the Inner Mongolia Autonomous Region, which became commercially operational in January 2015. In 2015, Yulin Nenghua and Ordos Neng Hua produced a total of approximately 1.67 million tonnes and sold 1.61 million tonnes of methanol, generating sales income of approximately RMB2,264.7 million.

Electric Power Business

We own and operate seven power plants, with total installed capacity of 492 MW, which generate electric power primarily for internal use and, to a lesser extent, external sales. The six cogeneration power plants operated by Hua Ju Energy are able to generate both electric power and heat. We ceased production at the power plant operated by Shanxi Nenghua on January 1, 2012 due to high fuel costs. We are in the process of disposing this power plant together with Tianhao Chemical’s methanol assets. In 2013, we generated a total of approximately 1,234.4 million kWh of electricity and sold approximately 879.1 million kWh of electricity, generating approximately RMB332.1 million in revenue. In 2014, we generated a total of approximately 1,605.1 million kWh of electricity and sold approximately 722.5 million kWh of electricity, generating approximately RMB241.5 million in revenue. In addition, Phase I of Heze Nenghua’s power plant, with an installed capacity of 300 MW, commenced commercial operation in November 2014. In 2015, we generated a total of approximately 2,639.5 million kWh of electricity and sold approximately 1,677.4 million kWh of electricity, generating approximately RMB598.6 million in revenue.

Heat Supply Business

In 2015, we produced approximately 1.3 million steam tonnes of heat and sold approximately 120,000 steam tonnes of heat, generating sales revenue of approximately RMB27.5 million.

Equipment Manufacturing Business

In 2015, we acquired 100% of equity interest of Donghua Heavy Industry, which is mainly engaged in sales and production of mine equipment and electronic machinery. The major products we manufacture and sell include hydraulic support, heading machine, scraper/belt conveyor and frequency converter and switch cabinet. In 2015, we generate sales revenue of approximate RMB309.9 million from sales of electrical and mechanical equipment.

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

Results of Operations

The following table sets forth our income statement and the percentage of each line item to our total revenue for the periods indicated:

	2013		2014		2015
	RMB (million)%		RMB (million)%		RMB (million)%
Total revenue	56,401.8	100.0	60,370.8	100.0	36,404.1	100.0
Gross sales of coal	54,444.8	96.5	58,539.4	97.0	32,876.0	90.3
Railway transportation service income	457.9	0.8	373.6	0.6	327.3	0.9
Gross sales of electric power	332.1	0.6	241.5	0.4	598.6	1.6
Gross sales of methanol	1,155.7	2.0	1,195.5	1.9	2,264.7	6.2
Gross sale of heat supply	11.2	0.1	20.8	0.1	27.5	0.1
Gross sale of equipment manufacturing	—	—	—	—	309.9	0.9
Transportation costs of coal	(2,024.2)	(3.6)	(2,291.6)	(3.8)	(2,078.9)	(5.7)
Cost of sales and service provided	(42,511.8)	(80.7)	(49,557.5)	(82.1)	(25,838.3)	(71.0)
Cost of electric power	(320.5)	(0.6)	(159.7)	(0.3)	(476.5)	(1.3)
Cost of methanol	(850.8)	(1.5)	(869.3)	(1.4)	(1,535.8)	(4.2)
Cost of heat supply	(6.7)	(0.1)	(11.2)	(0)	(13.4)	(<0.1)
Cost of equipment manufacturing	—	—	—	—	(307.6)	(0.8)

Gross profit	10,687.8	18.9	7,481.4	12.4	6,153.6	16.9

Selling, general and administrative expenses	(10,380.7)	(18.4)	(6,069.8)	(10.1)	(5,696.7)	(15.6)
Share of profit of associates	233.9	0.4	310.6	0.5	502.4	1.4
Share of loss of jointly ventures	(376.0)	(0.7)	(320.8)	(0.5)	(170.5)	(0.5)
Other income	1,020.6	1.8	2,382.2	3.9	2,317.9	6.4
Interest expense	(1,765.8)	(3.1)	(2,183.6)	(3.6)	(2,484.4)	(6.8)

Profit/(Loss) before income taxes	(580.3)	(1.0)	1,599.9	2.7	622.3	1.7
Income taxes	394.8	0.7	(1,112.8)	(1.8)	(489.6)	(1.3)

Profit/(Loss) for the year	(185.5)	(0.3)	487.1	0.8	132.6	0.4

Attributable to:
Equity holders of the Company	777.4	1.4	766.2	1.3	164.5	0.5
Owners of perpetual capital security	—	—	36.5	0.1	346.2	1.0

Non-controlling interests	(962.8)	(1.7)	(315.5)	(0.5)	(378.1)	1.0

Year Ended December 31, 2015 Compared with Year Ended December 31, 2014

Total revenue

Our total revenue decreased by RMB23,966.7 million, or 39.7%, from approximately RMB60,370.8 million in 2014 to approximately RMB36,404.1 million in 2015. Our gross sales of coal, which accounted for 90.3% of our total revenue in 2015, decreased by RMB25,663.4 million, or 43.8%, from approximately RMB58,539.4 million in 2014 to approximately RMB32,876.0 million in 2015. The decrease in gross sales of coal was primarily due to the decrease in the sales volumes of our externally purchased coal products, as well as a decrease in the average selling price of our coal products as a result of weak demand of coal products in the domestic and international markets. In 2015, our average selling price of coal products decreased by approximately RMB98.81 per tonne, from RMB475.64 to RMB376.83 per tonne, a 20.8% decrease from 2014. Our sales volume of coal products decreased by 29.1% from approximately 123.1 million tonnes in 2014 to 87.2 million tonnes in 2015.

In 2015, the transportation volume of our railway assets was approximately 16.0 million tonnes, representing a decrease of approximately 0.6 million tonnes, or 3.5%, from 2014. Our railway transportation services income (income from transported volume settled on the basis of off-mine prices and special purpose railway transportation fees borne by customers) decreased by RMB46.3 million, or 12.4%, from approximately RMB373.6 million in 2014 to approximately RMB327.3 million in 2015.

Our gross sales of methanol increased by approximately RMB1,069.3 million, or 89.4%, from RMB1,195.5 million in 2014 to approximately RMB2,264.7 million in 2015. The increase in gross sales of methanol was mainly attributable to an increase in sales volumes of methanol. Our gross sales of electric power increased by approximately RMB357.1 million, or 147.9%, from approximately RMB241.5 million in 2014 to approximately RMB598.6 million in 2015, primarily because the first phase of Zhaolou Coal Mine power plant commenced production in November 2014 with a total capacity of 300MW. Our gross sales of heat supply increased by RMB6.7 million, or 32.2%, from approximately RMB20.8 million in 2014 to approximately RMB27.5 million in 2015, due primarily to an increase in sales volumes of heat.

In 2015, we acquired 100% of equity interest of Donghua Heavy Industry, which is mainly engaged in sales and production of mine equipment and electronic machinery. We generated a revenue from sales of hydraulic support, heading machine, scraper/belt conveyor and frequency converter and switch cabinet. In 2015 (from August to December), we generated sales revenue of approximate RMB309.9 million.

Transportation costs of coal

Our coal transportation costs, including our railway transportation costs for coal products, decreased by RMB212.7 million, or 9.3%, from RMB2,291.6 million in 2014 to RMB2,078.9 million in 2015, and included transportation costs for our coal sold in the PRC of RMB610.3million and for coal sold outside the PRC of approximately RMB1,468.6 million. The decrease in the transportation costs of coal was primarily due to the decrease of coal products transported.

We use highways and, to a lesser extent, railways, domestic and international shipping lanes to transport trading coal. We are responsible for costs incurred if coal is transported via railways. The costs of highway and shipping lanes are charged by the relevant carriers to, and borne by, our customers and are not recorded as our transportation costs. As a result, our transportation costs of coal decreased in 2015 due to a general decrease in railway transportation coal volume, the costs of which are borne by us compared with volumes transported using highways, which are borne by our customers.

Cost of sales and services provided

Our cost of sales and services provided include the cost of sales of coal business and railway transport services, which consist primarily of costs of materials, wages, employee benefits, depreciation and amortization, reclamation of land subsidence restoration costs, environmental cost, cost of externally purchased coal and others. Our total cost of sales and services provided decreased by RMB23,719.2 million, or 47.9%, from RMB49,557.5 million in 2014 to approximately RMB25,838.3 million in 2015, primarily due to the decrease of RMB19,117.4 million of cost of sales of externally purchased coal, as well as a general decrease of coal sales cost as a result of our implementation of the measures to optimize human resources and improve the cost efficiency.

Cost of electric power

Our cost of our electricity business is mainly from raw material and labor cost. Our cost of electric power increased by RMB316.8 million or 198.3% from approximately RMB159.7 million in 2014, to approximately RMB476.5 million in 2015, primarily due to an increase in electric power sold by Heze Nenhua’s power generation.

Cost of methanol

Our cost of methanol is mainly from raw material, labor and depreciation costs. Our costs of methanol increased from approximately RMB869.3 million in 2014 to approximately RMB1,535.8 million in 2015, primarily due to an increase in the sales volumes of methanol and the commercial production of methanol project of Ordos Neng Hua since January 2015.

Cost of heat supply

Our cost of heat supply is mainly from raw material and labor cost. Our cost of heat supply increased by RMB2.1 million or 18.8%, from approximately RMB11.2 million in 2014 to approximately RMB13.4 million in 2015, primarily due to the increase in our sales volume of heat supply.

Cost of equipment manufacturing

Our cost of equipment manufacturing is mainly from raw material, labor cost and depreciation of equipments. In 2015, we incurred a cost of equipment manufacturing of RMB307.6 million.

Selling, general and administrative expenses

Our selling, general and administrative expenses decreased by RMB373.2 million, or 6.1%, from approximately RMB6,069.9 million in 2014 to approximately RMB5,696.7 million in 2015. This decrease was primarily attributable to the general decrease of our wages and employee benefits by RMB137.1 million, as well as decrease of resource compensation fees by RMB164.2 million. The decrease was partially offset by the incurrence of impairment loss on goodwill of RMB326.9 million in 2015 for Wenyu Coal Mine, which was nil in 2014.

Share of profit of associates

Our share of profit from associates increased by RMB191.8 million, or 61.7%, from RMB310.6 million in 2014 to approximately RMB502.4 million in 2015, primarily due to the increase in investment return on Shaanxi Chemicals by RMB45.3 million and , Huadian Zouxian by RMB122.9 million compared to 2014.

Share of loss of joint ventures

Our share of loss of joint ventures decreased by RMB150.4 million, or 46.9%, from RMB320.8 million in 2014 to RMB170.5 million in 2015, primarily due to a decrease in the investment loss of RMB139.9 million in the joint venture operating Middlemount Coal Mine.

Other income

Our other income decreased by RMB64.3 million, or 2.7%, from approximately RMB2,382.2 million in 2014 to approximately RMB2,317.9 million in 2015.

Interest expenses

Our interest expenses increased by RMB300.8 million, from approximately RMB2,183.6 million in 2014 to approximately RMB2,484.4 million in 2015, primarily due to the increase in bank and other borrowings from 2014 to 2015.

Profit before income tax

As a result of the foregoing, the profit before income taxes decreased by RMB977.6 million, or 61.1%, from approximately RMB1,599.9 million in 2014 to approximately RMB622.3 million in 2015.

Income tax expense/gain

We recorded income tax expense of approximately RMB489.6 million in 2015, as compared to income tax expense of approximately RMB1,112.8 million in 2014, primarily due to the decrease of our profit.

The effective income tax rate increased from 69.6% in 2014 to 78.7% in 2015 primarily due to loss incurred by our Australian operations, which are subject to generally higher income tax rates at a rate of 30%. The resulting income tax gain (after-tax effect of both income taxes and MRRT) of our Australian operations was RMB305.0 million and income tax expense of RMB431.4 million in 2015 and 2014, respectively. Excluding our subsidiaries, we were the major contributor to the income tax of the Group as a whole, with an income tax expense of RMB757.1 million and RMB662.8 million in 2014 and 2015, respectively. The resulting set-off resulted in a net income tax expense of RMB357.8 million in 2015 and RMB1,188.5 million in 2014. As a result of the foregoing, we experienced a significant fluctuation of our effective income tax rate from 2014 to 2015, as our corresponding effective tax rate was 74.2% and 57.5% in 2014 and 2015, respectively. The remaining income tax gain in 2015 is mainly related to losses incurred by other Chinese subsidiaries.

Profit/Loss for the year

As a result, we recorded profit for the year of approximately RMB132.6 million in 2015, decreased by RMB354.5 million, or 72.8% from RMB487.1 million in 2014…. The profit attributable to equity holders of the Company decreased by RMB601.7 million, or 78.5%, from approximately RMB766.2 million in 2014 to approximately RMB164.5 million in 2015.

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

Total revenue

Our total revenue increased by RMB3,968.9 million, or 7%, from approximately RMB56,401.8 million in 2013 to approximately RMB60,370.76 million in 2014. Our gross sales of coal, which accounted for 97.0% of our total revenue in 2013, increased by RMB4,094.51 million, or 7.5%, from approximately RMB54,444.8 million in 2013 to approximately RMB58,539.4 million in 2014. The increase in gross sales of coal was primarily due to the increase in the sales volumes of our externally purchased coal products, partially offset by a decrease in the average selling price of our coal products. In 2014, our average selling price of coal products decreased by approximately RMB47.9 per tonne, from RMB523.53 to RMB475.64 per tonne, a 9.1% decrease from 2013. Our sales volume of coal products increased by 18.3% from approximately 104.0 tonnes in 2013 to 123.1 million tonnes in 2014, primarily due to the increase in the sales volumes of our externally purchased coal products to maintain our market share.

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

Our gross sales of methanol increased by approximately RMB39.7 million, or 3.4%, from RMB1,155.7 million in 2013 to approximately RMB1,195.5 million in 2014. The increase in gross sales of methanol was mainly attributable to an increase in sales volumes of methanol. Our gross sales of electric power decreased by approximately RMB90.6 million, or 27.3%, from approximately RMB332.1 million in 2013 to approximately RMB241.5 million in 2014. Our gross sales of heat supply increased by RMB9.6 million, or 85.8%, from approximately RMB11.2 million in 2013 to approximately RMB20.8 million in 2014, due primarily to an increase in sales volumes of heat.

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

Segment Information

The following table sets forth a breakdown of our total consolidated gross revenues for each of the years indicated and the percentage contribution of each segment to our total gross revenues:

	2013		2014		2015
	RMB	%	RMB	%	RMB	%
	(in millions, except for percentages)
Coal mining revenue	54,901.0	97.3	58,997.0	97.7	33,273.5	91.4
Railway transportation revenue	501.2	0.9	447.8	0.7	363.8	1.0
Methanol, electricity and heat supply revenue	1,792.1	3.2	1,988.5	3.3	3,416.2	9.4
Equipment manufacturing	—	—	—	—	760.2	2.1
Unallocated and eliminations	(792.4)	(1.4)	(1,062.5)	(1.7)	(1,409.6)	(3.9)

Gross revenue	56,401.8	100.0	60,370.8	100.0	36,404.1	100.0

We are mainly engaged in the mining, washing, processing and railway distribution of coal. For the year ended December 31, 2015, we derived our revenue mainly from coal sales in the PRC.

Coal mining revenue

Our revenue from coal mining segment (before unallocated corporate income and eliminations) decreased by RMB25,723.5 million, from approximately RMB58,997.0 million in 2014 to approximately RMB33,273.5 million in 2015, primarily due to the decrease in the sales volumes of our externally purchased coal products, as well as a decrease in the average selling price of our coal products as a result of weak demand of coal products in the domestic and international markets. In addition, we recorded a profit on share of associates of RMB661.0 million in our mining business in 2015 as compared to RMB304.9 million in 2014, primarily due to the increased profit recognized by Shaanxi Chemical. We recognized a loss on our share of joint ventures in mining businesses, which decreased from RMB320.8 million in 2014 to RMB170.5 million in 2015, primarily due to share of loss recognized by the joint venture operating Middlemount Coal Mine.

In 2015, we recorded impairment loss on goodwill of RMB326.9million for Wenyu Coal Mine, which was nil in 2014, primarily due to coal price decline significantly from the year 2014 to year 2015.

Railway transportation

Our revenue from railway transportation business segment (before unallocated corporate income and eliminations) remained relatively stable at RMB363.8 million in 2015 as compared to RMB447.8 million in 2014.

The segment liabilities for the railway transportation business segment increased by RMB154.7 million, from RMB141.0 million in 2014 to approximately RMB295.7 million in 2015, primarily due to an increase in receivables due from companies within our Group in 2015 as a result of their late payments.

Methanol, electricity and heat supply business

income and eliminations increased by RMB1,427.7 million, from RMB1,988.5 million in 2014 to RMB3,416.2 million in 2015. We incurred loss of RMB158.7 million from associates the methanol, electricity and heat supply business segment, while we had a profit from associates in this segment of RMB5.7 million in 2014, primarily due to share the loss after dividend distribution.

Unallocated and eliminations

Our unallocated corporate income increased by RMB74.9 million, from RMB161.4 million in 2014 to RMB236.3 million in 2015. Our unallocated corporate expenses decreased by RMB132.9 million, from RMB1,990.3 million in 2014 to RMB1,857.4 million in 2015, primarily included bank charges, salaries and other employee benefits, miscellaneous taxes and other sundry items.

B.	Liquidity and Capital Resources

Our principal source of cash in 2015 was cash generated from our operating activities, the offering of RMB denominated short term notes and non-public issuance of financing instruments and bank borrowings. Our capital expenditures in 2015 were primarily for operational capital expenditures, purchase of properties, machinery and equipment, payment of dividends, and consideration paid for our acquisitions of assets and equity interests.

Our principal sources of liquidity in 2013 were the cash generated from our operating activities, offering of RMB denominated short term notes and proceeds from bank borrowings. In 2013, we primarily utilized cash to pay our operating expenses, fund payments of interest and principal due on our indebtedness, finance acquisitions and expansion of our facilities and operations.

Taking into account our cash and cash equivalents on hand, our available credit facilities, cash generated from our future operations and the proceeds from the offering of RMB denominated short term notes and non-public issuance of financing instruments, we believe we have sufficient working capital to meet our financial requirements for at least the next 12 months from the date of this annual report. As of December 31, 2015, we had cash and cash equivalents of approximately RMB20,175.1 million.

We conduct our operations directly and through our operating subsidiaries, some of which we do not wholly own, are joint ventures or are public companies. Therefore, we may not be able in all circumstances to allocate our free cash flow as we would like among our subsidiaries. In addition, PRC law restricts the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. PRC regulations currently permit payment of dividends by PRC companies only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, under current PRC laws, regulations and accounting standards, each subsidiary is required to allocate at least 10% of its after-tax profit based on PRC accounting standards to its statutory common reserve fund each year until the cumulative amount of these reserves reaches 50% of its registered capital. In 2015, the cumulative amount of our statutory common reserve fund has reached 50% of our registered capital, the Board recommended to cease to make further contribution to the statutory common reserve fund. These reserves are not distributable as cash dividends. As of December 31, 2015, the required deductions attributable to these statutory common reserve funds amounted to approximately RMB5,952.5 million.

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

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2013	2014	2015
	(RMB’000)
Net cash from / (used in) operating activities	(2,201.1)	4,171.8	4,347.2
Net cash used in investing activities	(13,504.4)	(8,534.8)	(8,203.4)
Net cash from financing activities	13,286.9	8,692.2	11,073.8
Net increase / (decrease) in cash and cash equivalents	(2,418.5)	4,329.2	7,217.6
Cash and cash equivalents as of end of year	10,922.6	15,041.9	20,175.1

Cash from / (used in) operating activities

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

Net cash from operating activities was approximately RMB4,347.2 million in 2015, and included profit before income taxes of approximately RMB622.3 million, adjustments for non-cash items of approximately RMB5,951.1 million, and positive changes in working capital of approximately RMB116.5 million. Adjustments for non-cash items primarily consisted of (i) depreciation of property, plant and equipment of approximately RMB3,742.6 million; (ii) impairment loss on intangibles assets of approximately RMB719.4 million and (iii) interest expenses of approximately RMB2,484.4 million. Positive changes in working capital consisted of (i) a decrease in bills and accounts payable of approximately RMB983.2 million; (ii) an increase in prepayments and other current assets of approximately RMB185.8 million; and (iii) an increase in bills and accounts payable of approximately RMB229.7 million. Negative changes in working capital consisted of (i) an increase in inventories of approximately RMB426.9 million; and (ii) decrease in long-term payables and provision of approximately RMB623.0 million.

Net cash from operating activities was approximately RMB4,171.8 million in 2014, and included profit before income taxes of approximately RMB1,599.9 million, adjustments for non-cash items of approximately RMB4,352.8 million, and positive changes in working capital of approximately RMB1,195.6 million. Adjustments for non-cash items primarily consisted of (i) depreciation of property, plant and equipment of approximately RMB3,078.8 million; (ii) impairment loss on inventories of approximately RMB8.6 million and (iii) interest expenses of approximately RMB2,183.6 million. Positive changes in working capital consisted of (i) an increase in bills and accounts payable of approximately RMB1,571.6 million; (ii) a decrease in bills and accounts receivable of approximately RMB1,847.6 million. Negative changes in working capital consisted of (i) an increase in prepayments and other current assets of approximately RMB773.1 million and (ii) a decrease in other payables and accrued expenses of approximately RMB182.3 million.

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

Cash used in investing activities

Net cash used in investing activities was approximately RMB8,203.4 million in 2015, and primarily consisted of (i) purchase of property, plant and equipment of approximately RMB12,309.9 million; (ii) expenditures of purchase of intangible assets of approximately RMB155.0 million; (iii) advances of associates resulting in cash outflow of RMB1,250.0 million; (iv) acquisition of assets and equity resulting in cash outflow of RMB679.5 million and (v) decreased bank deposits and cash with specific use resulting in cash inflow of RMB2,071.4 million.

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

Cash from (used in) financing activities

Net cash from financing activities was approximately RMB11,073.8 million in 2015, and primarily consisted of (i) proceeds from bank borrowings of approximately RMB12,910.2 million; (ii) proceeds from the offering of RMB9,996.7 million denominated short-term notes and non-public issuance of financing instruments, which were partially offset by the repayment of bank borrowings of approximately RMB9,751.5 million and the repayment of other borrowings of approximately RMB17.5 million; and (iii) company cash dividend resulting in cash outflow of RMB98.4 million.

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

Inventories

Our inventories comprise methanol, auxiliary materials, spare parts and small tools used in the construction of mining structures and coal products in our stockpiles. The following table sets forth our inventories as of the dates indicated:

	As of December 31,
	2013	2014	2015
	(RMB in millions)
Equipment
- Work in progress	—	—	102.6
- Finished goods	—	—	155.7

	—	—	258.3
Methanol	23.0	18.0	17.3
Auxiliary materials, spare parts and small tools	495.3	393.7	571.2
Coal products	1,070.9	1,058.9	1,005.6

Total	1,589.2	1,470.5	1,852.3

Our inventories decreased from approximately RMB1,589.2 million as of December 31, 2013 to RMB1,470.5 million as of December 31, 2014, primarily due to decreases in our inventory of auxiliary materials, spare parts and small tools and coal products. Our inventories increased from approximately RMB1,470.5 million as of December 31, 2014 to RMB1,852.3 million as of December 31, 2015 due to increase in our inventory of auxiliary materials, spare parts and small tools and equipment.

Bills and Accounts Receivables

Bills and accounts receivables represent unconditional written orders issued by, or negotiated from, our customers for completed sales orders which allow us to collect certain specified amounts from banks or other parties. These bills are non-interest-bearing and generally have a maturity of six months. The following table sets forth our bills and accounts receivables as of the dates indicated:

	As of December 31,
	2013	2014	2015
	(RMB in millions)
Accounts receivable	1,469.7	2,029.5	2,477.0
Less: Impairment loss	(8.3)	(13.7)	(59.9)

	1,461.4	2,015.8	2,417.1
Total bills receivable	7,558.1	5,068.4	3,559.7

Total bills and accounts receivable, net	9,019.5	7,084.1	5,976.8

Our bills and accounts receivable decreased from approximately RMB9,019.5 million as of December 31, 2013 to approximately RMB7,084.1 million as of December 31, 2014, primarily due to the decrease of bills we received for the payment of coal in 2014 caused by the decrease in the sales of our self-produced coal products. Our bills and accounts receivable further decreased to RMB5,976.8 million as of December 31, 2015 compare to approximately RMB7,084.1 million as of December 31, 2014, primarily due to the decrease in sales of coal which adopt the bills as manner of settlement. We allow a range of credit periods to our trade customers which take into account the credit rating of our customers. Our credit periods do not exceed 180 days.

The following table sets forth an aging analysis of our bills and accounts receivables based on the applicable invoice dates:

	As of December 31,
	2013	2014	2015
	(RMB in millions)
0 - 90 days	8,685.1	6,625.1	4,358.8
91 - 180 days	316.7	187.4	513.7
181 - 365 days	4.7	259.9	353.2
Over 1 year	13.0	11.7	751.1

Total	9,019.5	7,084.1	5,976.8

Before accepting any new customer, we assess the potential customer’s credit quality and define credit limits by customer. Limits attributed to customers are reviewed once a year. In 2013, 2014 and 2015, we did not have any significant trade receivables that were past due but not yet impaired as of the balance sheet dates above. We do not hold any collateral over these balances. The average ages of these receivables were 49 days, 57 days and 107 days for 2013, 2014 and 2015, respectively. Our management closely monitors the credit quality of accounts receivables and considers the balances that are neither past due nor impaired to be of good credit quality.

We have provided fully for all accounts receivables over three years because our experience is such that receivables that are past due beyond three years are generally not recoverable. Receivables aged over four years are considered irrecoverable by management and are written off. We did not write off any of our receivables of in 2013, 2014 and 2015. The following table sets forth an analysis of our impairment losses on bills and accounts receivables:

	2013	2014	2015
	(RMB in millions)
Balance at January 1	2.5	8.3	13.7
Provided for the year	21.4	12.7	46.2
Reversal	(15.6)	(7.3)	—

Balance at December 31	8.3	13.7	59.9

Our allowances for doubtful debts in 2013, 2014 and 2015 were approximately RMB8.3 million, RMB13.7 million and RMB59.9 million, respectively, for individually impaired trade receivables, which were primarily receivables from corporate customers in the PRC and considered irrecoverable by management after considering the credit quality of those individual customers, the ongoing relationship with us and the aging of these receivables. The recognized impairment represents the difference between the carrying amount of these trade receivables and the present value of the amounts. We do not hold any collateral over these balances. The confirmed impairment amount refers to the difference between the amount recognized in the carrying value of accounts receivable and the remaining of the unsecured accounts receivable held by the management.

Prepayments and Other Receivables

The following table sets forth our prepayments and other receivables as of the dates indicated:

	As of December 31,
	2013	2014	2015
	(RMB in millions)
Advances to suppliers	1,181.3	2,009.1	2,707.3
Prepaid relocation costs of inhabitants	2,193.0	2,102.1	2,104.0
Advance to an associate	—	1,250.0	—
Dividend receivable	—	—	300.0
Others	1,885.4	1,858.1	2,857.4

Total	5,259.6	7,219.3	7,968.8

Our prepayments and other receivables increased from approximately RMB5,259.6 million as of December 31, 2013 to RMB7,219.3 million as of December 31, 2014, primarily due to increase in advances to an associate and suppliers. Our prepayments and other receivables increased from approximately RMB7,219.3 million as of December 31, 2014 to RMB7,968.8 million as of December 31, 2015, primarily due to increase in dividend receivable of RMB300 million.

As of December 31, 2013, 2014 and 2015, we had impairment losses of approximately RMB18.3 million, RMB19.2 million and RMB29.5 million, respectively, on our prepayments and other receivables. The increase of impairment losses from 2014 to 2015 was primarily due to an increase in prepayments to an associate and suppliers. We did not write off any impairment losses on our prepayments and other receivables in 2014 and 2015. We wrote off prepayments and other receivables of approximately RMB0.5 million in 2013.

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

Bills and Accounts Payables

Our bills and accounts payable are primarily related to purchases from our suppliers and payables to export agents. The following table sets forth our bills and accounts payables as of the dates indicated:

	As of December 31,
	2013	2014	2015
	(RMB in millions)
Accounts payable	2,400.3	1,969.6	3,367.8
Bills payable	316.4	2,067.6	839.5

Total	2,716.7	4,037.2	4,207.4

Our bills and accounts payable increased from approximately RMB2,716.7 million as of December 31, 2013 to RMB4,037.2 million as of December 31, 2014, and further to RMB4,207.4 million as of December 31, 2015, primarily because we settled a higher percentage of payment in the form of bills and account payables in 2014.

The following table sets forth an aging analysis of our bills and accounts payables based on the applicable invoice dates as of the dates indicated:

	As of December 31,
	2013	2014	2015
	(RMB in millions)
1 - 90 days	2,351.8	1,979.7	2,815.9
91 - 180 days	92.9	1,815.9	612.2
181 - 365 days	128.7	103.3	434.3
Over 1 year	143.1	138.3	344.9

Total	2,716.7	4,037.2	4,207.4

The average credit period for accounts payable and bills payable is 90 days. We have financial risk management policies in place to ensure that all payables are settled within the applicable credit plan.

Other Payables and Accrued Expenses

The following table sets forth our other payables and accrued expenses as of the dates indicated:

	As of December 31,
	2013	2014	2015
	(RMB in millions)
Customers’ deposit	852.2	798.4	1,011.1
Accrued wages	1,054.5	870.7	654.9
Other taxes payable	280.1	142.4	174.1
Payables in respect of purchases of property, plant and equipment and construction materials	1,268.4	1,629.3	1,695.3
Accrued freight charges	2.3	66.0	59.0
Accrued repairs and maintenance	19.2	31.6	75.8
Staff welfare payable	242.7	319.2	625.2

	As of December 31,
	2013	2014	2015
	(RMB in millions)
Withholding tax payable	0.7	28.4	5.4
Deposits received from employees	14.0	24.3	90.8
Accrued land subsidence, restoration, rehabilitation and environmental costs	56.8	10.5	22.9
Interest payable	540.9	905.5	836.1
Payable on acquisition of Haosheng’s equity	2,519.3	2,519.3	2,519.3
Provision on Ashton research and development project	—	115.4	—
Others	1,534.0	1,275.8	1,239.3

Total	8,385.1	8,736.7	9,009.3

Our other payables and accrued expenses increased from approximately RMB8,385.1 million as of December 31, 2013 to RMB8,736.7 million as of December 31, 2014, primarily due to the increase in payables for purchases of property, plant and equipment and construction materials as of December 31, 2014. Our other payables and accrued expenses increased from RMB8,736.7 million as of December 31, 2014 to RMB9,009.3 million as of December 31, 2015, primarily due to increase in customers’ deposit.

Working Capital and Liabilities

We have historically maintained sufficient working capital for our operations. Our principal source of cash in 2015 was cash generated from operating activities, bond issuance and bank borrowings.

As of December 31, 2015, we recorded net current assets of approximately RMB6,754.8 million. Our current assets increased by RMB10,724.8 million, from RMB38,086.3 million as of December 31, 2014 to RMB48,811.1 million as of December 31, 2015, primarily as a result of an increase in assets classified as held for sale of RMB7,740.5 million and an increase in bank balances and cash of RMB5,133.2 million and an increase in inventories of RMB381.9 million. The increase was partially offset by a decrease in bills and accounts receivable of RMB1,107.3 million and a decrease of term deposit of RMB2,159.2. Our current liabilities increased by RMB14,726.4 million, from approximately RMB27,329.9 million as of December 31, 2014 to RMB42,056.3 million as of December 31, 2015, primarily due to an increase in borrowings due within one year of approximately RMB13,031.5 million and an increase in other payables and accrued expenses of RMB272.6 million, which was partially offset by a decrease in provision for land subsidence, restoration, rehabilitation and environment costs of approximately RMB283.1 million.

As of December 31, 2014 and 2015, we had cash and cash equivalents of approximately RMB15,041.9 million and RMB20,175.1 million, respectively. Our cash and cash equivalents primarily consist of cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions.

As of December 31, 2014 and 2015, we had outstanding bank borrowings of approximately RMB61,438.1 million and RMB69,479.8 million, respectively. The following table sets forth the maturity profile of our bank borrowings as of the dates indicated:

	As of December 31,
	2014	2015
	(RMB in millions)
Less than one year	10,871.7	23,903.2
One to three years	18,918.9	14,991.0
Three to five years	5,770.0	8,795.6
More than five years	25,877.5	21,790.0

Total	61,438.1	69,479.8

As of December 31, 2015, the interest rates relating to our bank borrowings ranged from 0.66% to 6.40% per annum. The interest rates for these bank borrowings are variable rates that are subject to adjustment based on the interest rate set by the PBOC or LIBOR. As of the date of this annual report, our bank borrowings were denominated in Renminbi, U.S. dollars and Australian dollars. As of December 31, 2015, our total bank loans denominated in Renminbi amounted to approximately RMB5,932.5 million, our total bank loans denominated in U.S. dollars amounted to approximately US$5,540.2 million and our total bank loans denominated in Australian dollars amounted to approximately A$5.9 million. See Note 36 of the consolidated financial statements for more information on our borrowings. The interest expenses and exchange rate fluctuations associated with our bank borrowings may impair our future profitability.

We have, and in the future may continue to have, substantial debt. As of December 31, 2015, our long-term debt to equity ratio was 99.5%. The interest expenses associated with these debts may impair our future profitability. We may issue additional long term debts to finance short term cash flow requirements as necessary.

Capital Expenditures

Our capital expenditure for the purchase of property, machinery and equipment for the year ended December 31, 2015 was RMB9,868.5 million, representing an increase of RMB4,464.4 million or 82.6% as compared with RMB5,404.1 million in 2014, which was mainly due to the increase of capital expenditure in Donghua Heavy Industry and our major coal projects construction.

Our estimated capital expenditures for 2016 are in the amount of RM8.5 billion. We plan to finance our capital commitments primarily through a combination of funds generated from operations, bank borrowings and the proceeds of the offerings of corporate bonds. The following table sets forth our estimated capital expenditures for 2016 and actual capital expenditures we incurred in 2015.

Companies	Estimated capital expenditure for 2016	Capital expenditure incurred in 2015
	(RMB in millions)
The Company	998.5	2,669.5
Shanxi Nenghua	129.7	188.9
Yulin Nenghua	46.9	55.1
Heze Nenghua	913.5	835.7
Huaju Energy	89.5	20.8
Ordos Neng Hua	2,694.6	1,910.2
Haosheng Company	921.2	1,216.7
Yancoal Australia	1,588.0	1,649.0
Yancoal International (Holding)	355.5	246.4
Donghua Heavy Industry	753.0	1,071.7
Zhongyin Lease	6.0	4.8

Total	8,496.4	9,868.5

C.	Research and Development, Patents and Licenses, Etc.

One of our core strategies is to maintain our competitiveness and increase the efficiency of our mining operations through technology and innovation. In line with our development strategy with a focus on technology innovation, we have established a multilayer system for integrating new technology into our operations consisting of various entities, including a technology committee, a professional committee, a technology center, as well as relationships with external institutions or organizations with specialized technology development capacities. We have accumulated extensive experience and expertise in coal mining and coal processing procedures, particularly with respect to the underground raw coal mining technology. For example, our independently developed longwall top caving mining method has been adopted by various international coal mining enterprises such as DBT and has been awarded the State Scientific and Technological Progress Award (Second Class) by the National Office for Science and Technology Awards of the PRC in 2009. In 2015, we completed 82 scientific and technological achievements, among which 20 projects reached advanced international standards. In addition, we obtained 47 technological patents and received 26 technological awards at the provincial and ministerial levels. Our expenditures for research and development were RMB45.1 million, RMB33.9 million and RMB38.1 million in 2013, 2014 and 2015, respectively, accounting for 0.08%, 0.06% and 0.10%, respectively, of our total sales income for the same periods.

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

Outlook for the Coal Market

Looking ahead to 2016, the recovery of world economy will remain slow with imbalances, and China’s economic development has stepped into a new normal condition. The environment protection requirements are more and more stringent, the consumption ratio of traditional energy will be further decreasing and the competition in coal industry will be severe. Affected by market backflush and policies by the government, such as dissolving production capacity and reform of supply front and gradual improvement of economic structure and quality, it is estimated that the imbalance between supply and demand of coal market globally will ease and the bottom coal price is expected to be stable in 2016.

Year 2016 is the opening year of the “13th Five Year Plan”, the year of coal supply front reform promoted by the state and tacking difficulties in coal industry to achieve profitability and the year of the Group’s strategic window of rapidly accelerating to achieve industry transformation and upgrading & development opportunities for surpassing peers under adverse situation. The Group will proactively adapt the new normal condition of economic development, seize development trend of industry policies, grasp the opportunity of reform on supply front, make the overall plan of the “13the Five-Year Plan” in a scientific manner and achieve coordinated development of all businesses.

In 2016 the Group is expected to sell self-produced coal of 68.27 million tonnes, of which: 34.15 million tonnes by the headquarters, 1.20 million tonnes by Shanxi Nenghua, 3.3 million tonnes by Heze Neng Hua, 6.0 million tonnes by Ordos Neng Hua, 6.0 million tonnes by Haosheng Company, 11.34 million tonnes by Yancoal Australia, 6.28 million tonnes by Yancoal International. The sales volume of methanol will be 1.5 million tonnes.

E.	Off-balance Sheet Arrangements

As of December 31, 2015, other than the capital expenditure commitments and contractual obligations disclosed in this annual report, we did not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2015:

	Payments Due by Period
	Total	Less than one Year	One to three years	Three to five years	More than five years
	(RMB in millions)
Contractual Obligations
Unsecured interest-bearing bank borrowings	11,733.0	8,263.1	3,469.9	—	—
Secured interest-bearing bank borrowings	30,127.9	5,625.9	7,028.9	6,250.9	11,222.2
Finance leases	145.7	17.5	121.2	7.0	—
Guaranteed notes	25,673.2	9,996.7	3,171.0	1,937.7	10,567.8
Loans pledged by machineries	1,800.0	—	1,200.0	600.0	—
Capital commitments for the acquisition of assets	5,098.2	5,098.2	—	—	—
Mining right compensation fee	792.6	396.3	396.3	—	—
Amounts due to Controlling Shareholder and its subsidiaries	190.2	190.2	—	—	—

Total	75,560.7	29,587.9	15,387.2	8,795.6	21,790.0

Secured Bank Borrowings

As of December 31, 2015, we had secured bank loans outstanding of approximately RMB30,127.9 million (approximately US$4,639.6 million), which primarily consisted of secured bank borrowings obtained for settling the consideration in respect of acquisition of Yancoal Resources. The borrowings are guaranteed by the Company, counter-guaranteed by the Parent Company and secured by 46.67% of Heze ordinary shares. The borrowings are secured by a portion of our term deposits. As of December 31, 2015, we had term deposits of approximately RMB11.7 million that secured bank borrowings.

Borrowings of RMB17,730.1 million (US$2,740 million) carried interest at three-month LIBOR plus a margin of 2.80% (approximately 3.34%) and borrowings of RMB7,265.5 million (US$1,118.9 million) carried interest at three-month LIBOR plus a margin of a range from 1.55% to 3.20% and RMB3,896.2 million (US$600.0 million) carrying interest at six-month LIBOR plus a margin of a range from 2.10% to 3.10% per annum. The borrowings of approximately RMB1,200.0 million (approximately US$184.8 million) carried interest of 6.16% per annum and is subject to adjustment based on the interest rate stipulated by PBOC. Other borrowings incurred in connection with our acquisition of Gloucester, amounting to approximately RMB36.1 million, (approximately US$5.6 million) carried interest at 5.68%. For more information on our secured borrowings, please see Note 36 to the consolidated financial statements.

Unsecured Bank Borrowings

We had unsecured bank borrowings of RMB11,733.0 million as of December 31, 2015, including loans in the amount of RMB954.6 million (US$147.0 million), carrying interest at LIBOR plus a margin of 2.60% per annum, obtained by Zhongyin Financial, and a loan in the amount of RMB7,017.0 million (US$1,080.6 million), carrying interest at three-month LIBOR plus a margin of a range from 0.05% to 2.40% per annum. For more information about our unsecured borrowings, please see Note 36 to the consolidated financial statements to this annual report.

The Offering of RMB Denominated Short Term Notes and Non-public Issuance of Financing Instruments

See “Item 4. Information on the Company – A. History and Development of our Company – The Offering of RMB Denominated Short term notes and Non-public Issuance of Financing Instruments.”

Amounts due to Controlling Shareholder and its Subsidiaries

The amounts due to the Controlling Shareholder and its subsidiary companies do not bear any interest and are unsecured. The following table sets forth the amounts due to the Controlling Shareholder and its subsidiary companies as of December 31, 2014 and 2015.

	As of December 31,
	2014	2015
	(RMB’000)
Term for Repayment
Within one year	190,408	190,150
More than one year, but not exceeding two years	—	—

Total due	190,408	190,150
Less: amounts due within one year	(190,408)	(190,150)
Amounts due over one year	—	—

As of December 31, 2015, neither the Controlling Shareholder nor its subsidiaries had used our funds for non-operational matters.

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

The following are the critical estimates that we have made in the process of applying the accounting policies and that have the most significant effect on the amounts recognized in our consolidated financial statements.

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

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The determination of value in use requires us to estimate the future cash flows expected to arise from the cash generating unit and a suitable discount rate in order to calculate the present value. As of December 31, 2015, the carrying amount of goodwill was approximately RMB2,296.1 million. During the year ended December 31, 2015, no impairment loss on goodwill was recognized by the Group. Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the raw materials price inflation during the budget period. Expected cash inflows/outflows have been determined based on past performance and management’s market development expectations.

Estimated impairment of property, plant and equipment

When there are indications of impairment, we take into consideration the estimate of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. When actual future cash flows are less than expected, a material impairment loss may arise. In estimating future cash flows, management takes into account recent production and technical advancements. As price and cost levels change from year to year, the estimate of future cash flows also changes. Notwithstanding that management has considered all the available information in making their impairment assessment, inherent uncertainty exists as to the conditions of mines and the environment, and actual write-offs may be higher than the estimated amounts. As of December 31, 2015, the carrying amount of property, plant and equipment was approximately RMB45,616.0 million. During the year ended December 31, 2015, no property, plant and equipment was written off as expenses. We did not recognize any impairment loss on property, plant and equipment during the year ended December 31, 2015.

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

The recoverable amount of cash generating units is assessed by management at the operating segment level. Business performance is reviewed by management on a mine by mine basis and each mine is considered to be a separate cash generating unit. The recoverable amount of each cash generating unit at December 31, 2015 was determined using the value in use method.

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

Based on the impairment review, the recoverable amounts of coal reserves of Moolarben and Stratford & Duralie, both of which are coal mines of Yancoal Australia, were determined to be less than the carrying amounts and hence resulting with no impairment loss to be recognized. The cash flow forecast used assumed an average long term real coal prices of US$55 – US$166 per tonne, AUD/US$ exchange rate of $0.73 without any significant fluctuation over the next five years and a post-tax discount rate of 10.5%. Production and capital costs were based on the estimate of forecasted geological conditions, stage of existing plant and equipment and future production levels. The recoverable amount is also dependent on the life of mines which is based on the annual coal production forecast.

Allowance for doubtful debts

The Group determines the provision for impairment on bills and accounts receivable (Note 18) and other receivables (Note 21). This estimate is based on the credit history of the customers and the current market condition. The management reassesses the adequacy of provision on a regular basis by reviewing the individual account based on credit quality and past credit history, ongoing relationship with the Group and any prior knowledge of debtor insolvency or other credit risk which might not be easily accessible public information and market volatility might bear a significant impact which might not be easily ascertained.

Acquisitions

During the year, we acquired several subsidiaries or business as set out in Notes 46, 47 and 48 to the consolidated financial statements included in this annual report. We determined whether acquisitions were to be accounted for as an acquisition of business or an acquisition of assets based on factors including (i) whether the acquiree has relevant input, process or output and (ii) whether the acquiree has planned principal activities or is pursuing a plan to produce output and has access to a customer base.

In addition, management also made judgments in determining whether we would register the transfer of certain operating licenses immediately upon the payment of consideration.

Recent Changes in Accounting Pronouncements

In the current year, we have applied, for the first time, a number of new standards and interpretations, amended and revised standards and interpretations (“new IFRSs”) issued by the IASB which are effective for our fiscal year beginning January 1, 2015:

Amendments to IFRSs	Annual Improvements to IFRSs 2010-2012 Cycle
Amendments to IFRSs	Annual Improvements to IFRSs 2011-2013 Cycle

Except as described above, the accounting policies adopted for the current year are consistent with those adopted for the Group’s financial statements for the year ended December 31, 2015.

Except as described below, the application of the above new or revised IFRSs for the current year had no material impact on the amounts reported and/or disclosures set out in the consolidated financial statements for the year.

The amendments contained in these two cycles of annual improvements set out amendments to a number of IFRSs. Other than those that are relevant to the Group, the adoption of these amendments has no material impact on the Group’s consolidated financial results or positions.

Amendments to IFRS 8 “Operating Segments” require disclosures of the judgments made in identifying the reportable segment when operating segments have been aggregated and clarifies that reconciliation between the total reporting segments’ assets and the entity’s assets is required only if the segment assets are regularly reported to the chief operating decision maker. The amendments do not have any impact on the Group’s operating segment after directors’ assessment.

Amendments to IAS 24 “Related Party Disclosures” amends the definition of a ‘related party’ to include ‘management entities’ that provide key management personnel services to the reporting entity, requires the disclosure of the amounts recognized as a service fee to a separate management entity for the provision of the key management personnel services and provides a relief so that disclosure of components of the compensation to key management personnel where is paid via a management entity is not required. The amendments do not have any impact on the Group’s related party disclosures as the Group did not pay any service fee to a separate management entity for the provision of the key management personnel services.

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

The following table sets forth information on our Directors, supervisors and executive officers during the year ended December 31, 2015 and up to the date of this annual report:

Name	Age	Position at the Company	Date Term of Office Expires[1]
Directors
LI Xiyong	52	Chairman of the Board of Directors	May 2017
YIN Mingde	53	Director (in office), General Manager (resigned)	June 2016
WU Yuxiang	54	Director (in office) and Chief Financial Officer (resigned)	May 2017
ZHANG Baocai	48	Director (in office), Deputy General Manager (resigned) and Secretary of the Board of Directors (resigned)	June 2016
WU Xiangqian	50	Director and General Manager	May 2017
JIANG Qingquan	52	Employee Director	May 2017

Independent Non-executive Directors
WANG Lijie	63	Independent Non-executive Director	May 2017
JIA Shaohua	65	Independent Non-executive Director	May 2017
WANG Xiaojun	61	Independent Non-executive Director	May 2017
XUE Youzhi	51	Independent Non-executive Director	June 2016

Supervisors
ZHANG Shengdong	59	Chairman of the Supervisory Committee	May 2017
GU Shisheng	55	Vice Chairman of Supervisory Committee	May 2017
ZHEN Ailan	52	Supervisor	May 2017
GUO Jun	53	Employee Supervisor	May 2017
CHEN Zhongyi	50	Employee Supervisor	May 2017

Other Management Team
SHI Chengzhong	53	Deputy General Manager	May 2017
LIU Chun	54	Deputy General Manager	May 2017
DING Guangmu	55	Deputy General Manager	May 2017
WANG Fuqi	51	Chief Engineer	May 2017
ZHAO Honggang	50	Deputy General Manager	May 2017
ZHAO Qingchun	48	Chief Financial Officer	May 2017
JIN Qingbin	38	Secretary of the Board	May 2017

(1)	The expiration of the term of office is generally the date of the shareholders’ meeting when a new session of the Board will be elected. Executives who retire in the interim are replaced at the next Board meeting.

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

ZHAO Qingchun, born in March 1968, a senior accountant with an EMBA degree, is the Chief Finance Office of the Company. Mr. Zhang joined the Company’s predecessor in 1989 and was appointed as the chief accountant of Finance Department in 2002 and director of the Planning and Finance Department of the Company in 2006. In March 2011, he served as the vice Chief Finance Department and director of the Finance Department of the Company. In March 2014, Mr. Zhao was appointed as general manager assistant and director of the Finance Management Department of the Company. In November 2015, Mr. Zhao also served as the director of Futures Finance Department of the Company. In January 2016, he was appointed as the Chief Finance Officer of the Company. Mr. Zhao graduated from Nankai University.

JIN Qingbin, born in November 1977, a senior accountant and senior economist with bachelor of economics, is the secretary to the Board of the Company. Mr. Jin joined the Company in 1998 and was appointed as the deputy director and director of the Secretariat to the Board of the Company and obtained the qualification for the board secretary of listed companies in Shanghai Stock Exchange in November 2008. Mr. Jin was appointed as the security representative of the Company in November 2013 and the secretary to the Board in March 2016. Mr. Jin graduated from Shandong Economics University.

Appointment, Resignation and Election of Directors, Supervisors and Senior Management

Details of the appointment, resignation and election of directors, supervisors and senior management of the Company during the year ended December 31, 2015 and up to the date of this annual report are set out below.

(1) Changes of Members of the Sixth Session of the Board

Due to work allocation, Mr. Zhang Xinwen tendered resignation to the Board. He resigned for the position of Director and vice chairman with effect from March 13, 2015.

Mr. Xue Youzhi tendered resignation to the Board on December 30, 2015. Pursuant to relevant regulations of the Ministry of Education, he proposed to resign from the position of independent director and other relevant positions in the special committee to the Board. He shall continue to perform his duties pursuant to the applicable laws, regulations, and the Articles of Association of the Company before a new independent director is elected and appointed in the general meeting of shareholders.

Mr. Yin Mingde and Mr. Zhang Baocai tendered resignations to the Board on March 29, 2016 due to work allocation, and resigned from the position of directors and other relevant positions in the special committee to the Board. Mr. Yin Mingde and Mr. Zhang Baocai shall continue to perform their duties pursuant to the applicable laws, regulations, and the Articles of Association of the Company before new directors are elected and appointed in the general meeting of shareholders.

As reviewed and approved at the seventeenth meeting of the sixth session of the board meeting convened on March 29, 2016, the Board of the Company nominated Mr. Li Wei, Mr. Zhao Qingchun and Mr. Guo Dechun to be the candidates of the non independent directors of the Company and Mr. Qi Anbang as the candidate of the independent director of the Company, which shall be submitted to the annual general meeting of 2015 for election.

(2) Changes of Members of the Sixth Session of the Supervisory Committee

Mr. Shi Xuerang has reached the age of retirement and tendered his resignation to the Company. He resigned from the positions of a Supervisor and the chairman of the Supervisory Committee of the Company with effect from June 30, 2015.

As reviewed and approved at the sixth meeting of the sixth session of the Supervisory Committee meeting convened on July 1, 2015, the Supervisory Committee of the Company nominated Mr. Zhang Shengdong and Mr. Gu Shisheng as the chairman and vice chairman of the Supervisory Committee of the Company respectively.

Due to work allocation, Ms. Zhen Ailan, a Supervisor of the Company, tendered her resignation to the Company on March 29, 2016. She resigned from the position of a supervisor of the Company with effect from March 29, 2016.

As reviewed and approved at the ninth meeting of the sixth session of Supervisory Committee meeting convened on March 29, 2016, the Supervisory Committee of the Company nominated Mr. Meng Qingjian and Mr. Xue Zhongyong as candidates of the supervisors of the Company, which shall be submitted to the annual general meeting of 2015 for election.

(3) Changes of Members of the Sixth Session of Senior Management

Due to work allocation, Mr. Yin Mingde tendered his resignation to the Company. He resigned from the position of general manager of the Company with effect from December 7, 2015.

As approved at the fifteenth meeting of the sixth session of the Board held on January 6, 2016, Mr. Wu Xiangqian was appointed as the general manager of the Company and Mr. Zhao Qingchun was appointed as the chief financial officer of the Company. Mr. Wu Yuxiang resigned from the position of the chief financial officer.

Mr. Zhang Baocai, the former deputy general manager of the Company and the secretary to the Board, tendered resignation to the Company for work allocation, He resigned from the position of the deputy general manager of the Company, the secretary to the Board and the secretary of the Company with effect from March 29, 2016.

Save as disclosed above, there was no other appointment or resignation of Directors, supervisors and senior management during the reporting period.

B.	Compensation

In 2015, One Director, LI Xiyong, and two supervisors, ZHANG Shengdong, and GU Shisheng receive salaries from our Controlling Shareholder, while the rest of our Directors, supervisors and executive officers who are our employees receive compensation in the form of salaries, housing allowances and other allowances and benefits, including pension contributions. The aggregate amount of cash remuneration paid by us to Directors, supervisors and executive officers for the years 2013, 2014 and 2015 was approximately RMB5.324 million, RMB8.294 million and RMB8.566 million (tax inclusive), respectively. The aggregate amount of remuneration paid by us to resigned Directors, supervisors and executive officers for 2015 was nil. We did not pay any discretionary bonus during the reporting period of this annual report to our directors, supervisors or executive officers. Details of each of the directors’, supervisors’ and senior management members’ salaries and benefits provided by our Company are as follows:

	For the year ended December 31, 2015
	Fees	Salaries, allowance and other benefits in kind	Retirement benefit scheme contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Independent non-executive directors
Wang Xiaojun	130.1	—	—	130.1
Xue Youzhi	130.1	—	—	130.1
Wang Lijie	130.1	—	—	130.1
Jia Shaohua	130.1	—	—	130.1

	520.4	—	—	520.4

Executive directors
Zhang Xinwen**	—	—	—	—
Wu Yuxiang	—	521.6	101.4	623.0
Zhang Baocai	—	1,713.8	42.1	1,755.9
Yin Mingde	—	554.4	107.9	662.4
Wu Xiangqian	—	636.8	124.4	761.2
Jiang Qingquan	—	447.6	86.5	534.1

		3,874.2	462.3	4,336.5

Chief executive director
Li Xiyong*	—	—	—	—

Supervisors
Shi Xuerang***	—	—	—	—
Zhang Shengdong*	—	—	—	—
Gu Shisheng*	—	—	—	—
Zhen Ailan*	—	—	—	—
Guo Jun	—	476.6	92.4	568.9
Chen Zhongyi	—	401.9	77.4	479.3

	—	878.5	169.8	1,048.2

Other management team
Liu Chun	—	525.9	102.2	628.1
Shi Chengzhong	—	547.8	106.6	654.4
Wang Fuqi	—	469.1	90.8	559.9
Ding Guangmu	—	464.5	89.9	554.5
Zhao Honggang	—	520.9	101.2	622.1
Zhao Qingchun	—	461.9	89.4	551.3
Jin Qingbin	—	302.6	57.6	360.2

	—	3,292.7	637.8	3,930.5

Total	520.4	8,045.4	1,269.8	9,835.6

*	Emoluments paid to these directors, chief execustive, supervisors and management team were borne by the Controlling Shareholder.
**	Zhang Xinwen resigned as Director on March 13, 2015
***	Shi Xuerang resigned as Supervisor on June 30, 2015

C.	Board Practices

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

Directors, Supervisors and Management’s Indemnification

Upon approval at the 2014 general meeting that was held on May 22, 2015, we continued to purchase liability insurance for our Directors, supervisors and senior officers with coverage of up to US$15 million.

Audit Committee of the Board of Directors

Upon approval at the first meeting of the sixth session of the Board of Directors held on May 14, 2014, the Company set up our audit committee of the sixth session of the Board of Directors. The audit committee is mainly responsible for proposing the appointment or replacement of independent auditors; reviewing the accounting policies of the Company, the disclosure of the financial information and the procedures for preparing financial reports; and reviewing the Company’s internal control and risk management systems. The audit committee comprises four independent non-executive Directors, namely Mr. JIA Shaohua, Mr. WANG Lijie, Mr. WANG Xiaojun, Mr. XUE Youzhi, and one employee Director, Mr. JIANG Qingquan. Mr. JIA Shaohua serves as the chairman of the audit committee.

The details of the responsibilities of the audit committee can be found on our Company’s website. We also filed the responsibilities of the audit committee with the SSE, the Hong Kong Stock Exchange and the SEC.

The members of the audit committee of our Board of Directors are:

Name	Age	Position	Ownership of Shares
JIA Shaohua	65	Independent non-executive Director, chairman of the audit committee	—
WANG Lijie	63	Independent non-executive Director	—
WANG Xiaojun	61	Independent non-executive Director	—
XUE Youzhi	51	Independent non-executive Director	—
JIANG Qingquan	52	Employee Director	10,000

In 2015 and up to March 31, 2016, the audit committee held four meetings: on March 23, 2015, August 21, 2015, November 27, 2015 and January 12, 2016.

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

Remuneration Committee

The remuneration committee of the sixth session of the Board of Directors was set up following approval from the Board of Directors at the first meeting of the sixth session of the Board of Directors held on May 14, 2015. The primary duties of our remuneration committee as set out in the committee charter include formulating a compensation plan for our directors, supervisors, and the senior officers and making recommendations on the compensation for our directors, supervisors and senior officers. Further details on the responsibilities of the remuneration committee can be found on our website. We also filed the responsibilities of the compensation committee with the SSE, the Hong Kong Stock Exchange and the SEC.

The remuneration committee is comprised of three members: two independent non-executive Directors, namely Mr. XUE Youzhi and Mr. WANG Xiaojun, and one employee Director, namely Mr. JIANG Qingquan. Mr. XUE Youzhi was elected to serve as the chairman of the remuneration committee.

The remuneration committee convened two meeting in 2015 and up to March 31, 2016. The meeting of the remuneration committee was held on March 20, 2015 and March 29, 2016.

Nomination Committee

Pursuant to approval granted at the first meeting of the sixth session of the Board of Directors held on May 14, 2014, we established the nomination committee of the sixth session of the Board of Directors. The main duties of the nomination committee include (i) making recommendations to the Board on the structure, the number of Directors and the composition of the Board based on our operation, asset scale and share structure and diversifying composition of the Board based on our business model and specific requirements; (ii) considering and formulating the selection criteria and procedures for directors and managers and making recommendations; (iii) extensively searching for suitable candidates of directors and managers for the Company and making recommendations to the Board of Directors; (iv) reviewing the candidates for directors and managers for recommendation to the Board of Directors regarding proposed appointments and succession of directors and managers for recommendation to the Board of Directors; and (v) assessing the independence of independent non-executive Directors. Further details on the responsibilities of the nomination committee can be found on our website. We also filed the responsibilities of the nomination committee with the SSE, the Hong Kong Stock Exchange and the SEC.

The nomination committee is comprised of three Directors, namely Mr. WANG Xiaojun and Mr. WANG Lijie and Mr. LI Xiyong. Mr. WANG Xiaojun serves as the chairman of the nomination committee.

In 2015 and up to March 31, 2016, the nomination committee held two meetings on January 3, 2016 and March 29, 2016.

Strategy and Development Committee

Pursuant to approval granted at the first meeting of the sixth session of the Board of Directors held on May 14, 2015, we established the strategy and development committee of the sixth session of the Board. The main duties of the strategy and development committee include: (i) conducting studies and making proposals regarding the long-term development strategy and significant investment decisions of the Company; (ii) conducting studies and making proposals regarding the annual strategic development and operating plans; (iii) supervising the implementation of the Company’s strategic and operating plans; and (iv) conducting studies and making proposals regarding other significant issues impacting the development of the Company. The strategy and development committee consists of five Directors, namely Mr. LI Xiyong, Mr.YIN Mingde and Mr. XUE Youzhi. Mr. LI Xiyong serves as the chairman of the strategy and development committee.

The members of strategy and development committee attended a meeting of the strategy and development committee held on November 12, 2015. The resolutions formed in the meeting were as follows:

•	reviewed and revised the development plan for the “Thirteenth Five-Year Plan”(from 2016 to 2020); and

•	reviewed the plan of production and operation and the plan of capital expenditure of the Company for 2016 and agreed to submit it to the Board for approval.

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

Our Supervisory Committee currently consists of six members, namely Mr. ZHANG Shengdong, Mr. GU Shisheng, Mr. GUO Jun, Mr. CHEN Zhongyi and Ms. ZHEN Ailan. As approved by the first meeting of the sixth session of the Supervisory Committee of the Company on July 1, 2015, Mr. ZHANG Shengdong and Mr. GU Shisheng were elected as chairman and vice chairman of the Supervisory Committee of the Company, respectively.

Corporate Governance

As of December 31, 2015, the Yankuang Group and its wholly owned subsidiary directly held 2.78 billion Shares, representing 56.59% of our total shares as of the same date. As the Yankuang Group directly holds more than 50% of our voting power, we are a “controlled company” under Section 303A.00 of the NYSE Listed Company Manual. As a result, we are not required to establish a Nomination Committee or Corporate Governance Committee under Sections 303A.04 and 303A.05 of the NYSE listing rules. Although we have established a Nomination Committee, we have not established a Corporate Governance Committee. For details related to our corporate governance, please refer to “Item 16G — Corporate Governance”.

Arrangement to Purchase Equity or Debt Securities and Other Arrangements

At no time during the year ended December 31, 2015 were we, our Controlling Shareholder or any of the Yankuang Group’s subsidiaries a party to any arrangement that enabled our Directors or supervisors to acquire benefits through the acquisition of any securities, including our equity or debt securities, with the exception of the A Shares issued to certain of our Directors, supervisors and senior management.

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

D.	Employees

General

The table below sets forth the number of our employees by function as of the dates indicated:

	As of December 31,
	2013	2014	2015
Coal production employees	45,262	42,396	40,967
Engineers and technicians	4,911	4,494	4,342
Management and administrative personnel	5,976	5,360	5,178
Support staff	16,897	15,943	15,407

Total	73,046	68,193	65,894

The table below sets forth a breakdown of our employees by location as of December 31, 2015:

Location	Employees	% of Total
PRC
Shandong	56,365	85.54%
Shanxi	868	1.32%
Shaanxi	1,471	2.23%
Inner Mongolia	5,279	8.01%
Australia	1,901	2.88%
Canada	10	0.02%

Total	65,894	100%

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

According to the Provision of Insurance Fund Administrative Services Agreement and the annual caps from 2015 to 2017, the Yankuang Group will provide free management services for the contributions that we make to an endowment insurance fund, basic medical insurance fund, supplementary medical insurance fund, unemployment insurance fund and maternity insurance fund for our employees. We paid an aggregate of approximately RMB1,149.3 million to the above listed insurance funds in 2015.

Each of our domestic employees, including our directors, supervisors, executive officers and senior management currently pays a percentage of his or her salary as an additional pension contribution. Upon retirement, our domestic employees are entitled to pension payments under the pension plan. In 2013 and 2014, we paid pension contributions for our directors, supervisors, executive officers and senior management of approximately RMB1,020,000 and RMB1,773,000, respectively. In 2015, we paid pension contributions for current directors, supervisors and senior management for approximately RMB1,269,000.

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

We set aside 7% and 2% of the total wages of each employee to a basic medical insurance fund and supplementary medical insurance, respectively. Production personnel’s supplementary medical insurance was recorded in our statement of income as “Wages and Employee Benefits” under “Cost of Sale and Service Provided,” while management and administrative personnel’s supplementary medical insurance was recorded under “Selling, General and Administrative Expenses.”

Housing plan

Under the Labor and Service Supply Agreement, the Yankuang Group is partly responsible for providing housing accommodations to our domestic employees. We and the Yankuang Group share the incidental expenses relating to the provision of housing accommodation on a pro rata basis based upon our respective number of employees and other negotiations. Such expenses amounted to approximately RMB80.0 million, RMB137.2 million and RMB137.2 million for 2013, 2014 and 2015, respectively.

Since 2002, we have paid each of our domestic employees a housing allowance, which is calculated based on a fixed percentage of each domestic employee’s wage, to assist domestic employees in their purchase of residential housing. In 2013, 2014 and 2015, we paid an aggregate of approximately RMB478.6 million, RMB486.1 million and RMB530.4 million, respectively, for our domestic employees’ housing allowances.

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

As of December 31, 2015, the Yankuang Group and its wholly owned subsidiary owned 2.78 billion shares of the Company, representing 56.59% of our share capital. As a majority shareholder, the Yankuang Group is able to make most of the decisions reserved for shareholders.

The following table sets forth certain information regarding ownership of our capital stock as of December 31, 2015 by all persons who are known by us to own beneficially more than 5% of our capital stock.

Shareholder	Shares Owned	Percentage (%)
Yankuang Group(1)(2)	2,600,000,000	52.93	(5)
HKSCC Nominee Limited(3)(4)	1,944,729,899	39.59	(5)

(1)	Ordinary Shares in the form of legal person shares.
(2)	Yankuang Group is 70% held by SASAC of the Shandong Provincial Government.
(3)	Ordinary Shares in the form of H Shares.
(4)	As the nominee of the clearing and settlement agent for our H Shares, HKSCC Nominee Limited is the record holder of our H Shares.
(5)	Calculated based on total 1,952,016,000 shares of H Shares and 4,912,016,000 shares of total share capital after deducting the H Shares repurchased in December 2015

The following table sets forth the substantial shareholders’ interests and short positions in our shares as of December 31, 2015.

Name of substantial shareholders	Class of shares	Capacity	Number of shares held (shares)	Nature of interest	Percentage in the H Share capital of the Company	Percentage in total share capital of the Company
Yankuang Group(1)	H share	Interest of controlled corporations	180,000,000	Long positions	9.22%	3.66%
BlackRock, Inc.	H share	Interest of controlled	99,372,785	Long positions	5.09%	2.02%
		corporations	1,341,370	Short positions	0.07%	0.03%
Templeton Asset Management Ltd.	H share	Investment manager	233,066,800	Long positions	11.94%	4.74%
JP Morgan Chase & Co.	H share	Beneficial owner	58,677,059	Long positions	3.00%	1.19%
			9,024,903	Short positions	0.46%	0.18%
		Investment manager	2,000	Long positions	0.00%	0.00%
		Custodian corporation/ approved lending agent	39,425,000	Long positions	2.02%	0.80%
BNP Paribas Investment Partners SA	H share	Investment manager	117,641,207	Long positions	6.03%	2.39%
Morgan Stanley	H share	Interest of controlled	110,553,901	Long positions	5.66%	2.25%
		corporations	103,465,083	Short positions	5.30%	2.10%

(1)	Yankuang Group’s wholly-owned subsidiary incorporated in Hong Kong holds such H shares in the capacity of beneficial owner.
(2)	The percentage figures above have been rounded off to the nearest second decimal place.
(3)	Information disclosed hereby is based on the information available on the website of Hong Kong Stock Exchange at www.hkex.com.hk.

Except as described in the table above, we are not aware of any holder of more than 5% of any class of our shares. Our major shareholders do not have voting rights different from those of other shareholders. All of our ordinary shareholders enjoy equal voting rights for each share that they hold.

To our knowledge, other than the Yankuang Group, which directly and indirectly owned 56.59% of our shares as of December 31, 2015, we are not owned or controlled, directly or indirectly, by any other corporation, government, or other natural or legal person or persons, jointly or severally. We are not aware of any arrangement which may at a subsequent date result in a change of control over us.

B.	Related Party Transactions

Our connected transactions (as defined under the Hong Kong Listing Rules) were mainly made with the Controlling Shareholder (including its subsidiaries) for the provision of materials and services, giving rise to the continuing connected transactions (as defined under the Hong Kong Listing Rules) described below, and asset purchase transactions.

Continuing Connected Transactions

At the 2014 second extraordinary general meeting of the Company held on December 12, 2014, five continuing connected/related transaction agreements, namely, the “Provision of Material Supply Agreement”, “Mutual Provision of Labor and Services Agreement”, “Provision of Insurance Fund Administrative Services Agreement”, “Provision of Products, Materials and Equipment Leasing Agreement” and “Provision of Electricity and Heat Agreement”, together with the annual caps for such transactions for the years of 2015 to 2017 had been approved. The main ways to determine transaction price include: state price; market price is applied when the state price is not available; actual cost pricing is applied when neither state price nor market price is available. The charge for transaction can be settled in one lump sum or by instalments. The continuing connected/related transactions made in a calendar month shall be settled in the following month, except for incomplete transactions or where the transaction amounts are in dispute.

At the seventh meeting of the sixth session of the Board held on March 27, 2015, the Company considered and approved: (i) “Financial Services Agreement” which was signed with Yankuang Finance Company Limited and the annual cap for such transaction for the period from April 1, 2015 to March 31, 2016, applying state-prescribed price as the main way of pricing; (ii) “Coal Train Escort Services Agreement” which was signed with Shandong Yankuang Security Service Co., Ltd. (“Yankuang Security Service”) and the annual cap for such transaction for the period from February 1, 2015 to March 31, 2016, applying reasonable cost plus reasonable profits as the main ways to determine transaction price.

At the twelfth meeting of the sixth session of the Board held on October 26, 2015, the Company considered and approved the “Investment Consulting Contract” and the “Investment Consulting Contract Supplementary Agreement” which was signed with Shangqi Capital Management Co., Ltd. and the annual cap for such transaction for the period from November 1, 2015 to October 31, 2016, applying state-prescribed price as the main way of pricing.

The continuing connected transactions between our Company and the Controlling Shareholder for 2014 and 2015 included the following:

Continuing Connected Transaction of Supply of Materials and Services

The following table sets forth the amounts of goods and services sold and purchased between our Company and Yankuang Group pursuant to the “Provision of Material Supply Agreement”, “Mutual Provision of Labor and Services Agreement” and “Provision of Electricity and Heat Agreement” for 2014 and 2015.

	For the Year Ended December 31,
	2014		2015
	Amount (RMB’000)	% of operating income	Amount (RMB’000)	% of operating income
Sales of goods and rendering of services by the Group to the Controlling Shareholder	3,044,394	4.66	1,635,188	2.37
Sales of goods and rendering of services by the Controlling Shareholder to the Group	2,997,963	4.59	1,734,187	2.51

Note: The listed figures are under CASs.

The table below shows the effect on profits from sales of coal by the Group to the Controlling Shareholder in 2015:

	Sales income (RMB’000)	Operation cost (RMB’000)	Gross profit (RMB’000)
Coal sold to the Controlling Shareholder	1,092,512	680,526	411,986

Note: The listed figures are under CASs.

Continuing Connected Transaction of Insurance Fund

Pursuant to the “Provision of Insurance Fund Administrative Services Agreement”, the Controlling Shareholder shall provide free management and handling services for the Group’s endowment insurance fund, basic medical insurance fund, supplementary medical insurance fund, unemployment insurance fund and maternity insurance fund (the “Insurance Fund”). The actual amount of the Insurance Fund paid by the Group for the year 2015 was RMB1.1193 billion.

Continuing Connected Transaction under the Financial Services Agreement

Pursuant to the “Financial Services Agreement”, as of December 31, 2015, the balance of deposit and loan of the Group in Yankuang Finance was RMB1.0244 billion and the outstanding loan was RMB234.6 million.

Details of the annual transaction cap for 2015 and the actual transaction amounts in 2015 for the above continuing connected transactions are shown in the following table.

Continuing Connected Transaction under Coal Train Escort Services

Pursuant to the Coal Train Escort Services Agreement, Yankuang Security Service Co., Ltd. provided coal train escort services to the Group. In 2015, the Group paid settlement service fees of RMB24.4 million to Yankuang Security Service Co., Ltd.

Continuing Connected Transaction under Entrusted Wealth Management Services

Pursuant to the Investment Consulting Agreement and its supplementary agreement, the Company invests RMB500 million as entrusted funds and engages Shangqi Capital to carry out low-risk hedge businesses such as spreads arbitrage, gold lease and basis trading arbitrage and other businesses such as agency delivery and cooperative hedging. In 2015, the Group didn’t pay service fees to Shangqi Capital as there is no relevant entrusted wealth management service.

Type of connected transaction	Agreement	Annual transaction cap for the year 2015 (RMB’000)	Value of transaction for the year 2015 (RMB’000)
Material and facilities provided by Yankuang Group	Provision of Materials Supply Agreement	1,387,000	157,202
Labor and services provided by Yankuang Group	Provision of Labor and Services Agreement	2,496,600	1,522,611
Pension fund management and payment services provided by Yankuang Group (free of charge) for the Group’s staff	Provision of Insurance Fund Administrative Services Agreement	1,501,830	1,119,279
Sale of products, material and equipment lease provided to Yankuang Group	Provision of Products Material and Equipment Leasing Agreement	5,827,150	1,503,290
Power and heat provided to Yankuang Group	Provision of Electricity and Heat Agreement	142,600	118,486
Professional services including coal washing and processing services and operation of coal mines services provided to Yankuang Group	Provision of Specific Labor and Services Agreement	311,640	13,412 (note)
Financial services provided by Yankuang Group	Provision for Financial Services Agreement
– deposit balance		1,180,000	1,024,379
– comprehensive credit facility services		400,000	234,562
– settlement services fees		14,000	—
Train escort services provided by Yankuang Group	Coal Train Escort Service Agreement	36,000	24,378
Entrusted wealth management services provided by Yankuang Group
- Total amount of entrusted wealth	Investment Consulting Agreement and its supplementary agreement	500,000	—
- Service fee		31,250	—

Note:

The amount of related/connected transactions in relation to the professional services provided by the Group to the controlled shareholder was RMB13.412 million in 2015, of which, Shengdi Fenlei Coal Preparation Engineering Technology (Tianjin) Co., Ltd. (“the company”) provides coal washing and processing services for the connected/ related parties of the Company with the connected/related amount of RMB6.730 million in 2015.

In accordance with applicable financial reporting standards, the company is not included in the consolidated financial statements. However, as the number of appointed directors by the Company was in the majority in the company’s board of directors, in accordance with the applicable Hong Kong laws and regulations and the stock listing rules of the Shanghai Stock Exchange, the company was recognized as the subsidiary of the Company.

The table below sets forth the continuing connected transactions that we conducted with Yankuang Group or its subsidiaries during the periods indicated:

	Year Ended December 31,
	2013	2014	2015
	(RMB’000)	(RMB’000)	(RMB’000)
Sales Income
Sales of coal	2,839,839	2,287,541	1,092,512
Sales of auxiliary materials	328,732	510,432	598,236
Sales of heat and electricity	111,675	114,163	118,486
Sales of methanol	126,398	127,921	29,668
Services of coal mines operation	—	4,337	—

Total	3,406,644	3,044,394	1,838,902
Expenditure
Utilities and facilities	19,406	29,777	10,164
Purchases of supply materials and equipment	1,196,372	1,286,869	157,202
Repair and maintenance services	266,849	238,110	74,378
Social welfare and support services	483,783	822,793	755,004
Road transportation services	14,119	19,567	10,184
Construction services	522,314	600,847	709,262
Coal train convoy services	—	—	24,378

Total	2,502,843	2,997,963	1,740,572

Opinions of the Independent Non-executive Directors

The Company’s independent non-executive Directors have reviewed our continuing connected transactions with the Controlling Shareholder for the year 2015 and confirm that all such connected transactions have been: (i) entered into by us in our ordinary and usual course of business; (ii) conducted either on normal commercial terms, or where there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favorable to independent third parties; and (iii) entered into in accordance with the relevant governing agreement on terms that are fair and reasonable and in the interests of the Shareholders as a whole. The independent directors also confirmed that the transaction amount of each of the above continuing connected transactions did not exceed their respective annual caps for 2015 as approved by independent shareholders and the board of directors.

Opinion of the Auditors

Pursuant to the Hong Kong Listing Rules, the Directors have engaged the Grant Thornton Hongkong to perform certain procedures required by the Hong Kong Listing Rules in respect of the continuing connected transactions of the Group. The Grant Thornton Hongkong have reported to the Directors that the above continuing connected transactions: (1) have received the approval of the Board; (2) are in accordance with the pricing policies of the Company; (3) have been entered into in accordance with the relevant agreement governing the transactions; and (4) have not exceeded the relevant annual caps.

Amendments to Continuing Connected Transactions Agreements

1. Entering into a new Coal Train Escort Services Agreement

As considered and approved at the sixteenth meeting of the sixth session of the Board held on February 17, 2016, the Company entered into a new Coal Train Escort Services Agreement which agreed the fee standard on escort services and continuing connected/related transactions of escort services provided to the Group by Yankuang Security Service Co,. Ltd. Pursuant to the new Coal Train Escort Service Agreement, the annual caps for the train escort services fees in 2016 and 2017 should be RMB30 million and RMB31 million, respectively. For details, please refer to the announcement in relation to the resolution passed at the Board meeting dated February 17, 2016 and the announcement in relation to connected/related transactions. The above announcements were also posted on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, the website of the Company and/or China Securities Journal and Shanghai Securities News.

2. Entering into the Financial Services Agreement and the Supplementary Agreement

As discussed and considered at the seventeenth meeting of the sixth session of the Board held on March 29, 2016, the Company proposed to acquire 65% equity interests of Yankuang Group Finance Co., Ltd. held by Yankuang Group for a consideration of RMB1.242 billion and enter into the new Financial Services Agreement which agreed on the connected transactions including deposit, loan, settlement service, etc. provided by Yankuang Group Finance Co., Ltd. to Yankuang Group. The above-mentioned items are required to be reviewed and approved by shareholders’ meeting. Meanwhile, the Company approved to amend the Financial Services Agreement signed with Yankuang Group Finance Co., Ltd. in March 27, 2015 (the former “Financial Services Agreement”) and enter into the Supplementary Agreement which agreed on the relevant arrangement for the period from the maturity date of the former “Financial Services Agreement” to the acquisition date of Yankuang Group Finance Co., Ltd.

Debt and Debt Obligations Between the Controlling Shareholder and Our Company

The table below sets forth our balances due from/to the Controlling Shareholder.

	Receivable from related parties			Payable to related parties
Related Parties	Balance at the beginning	Amount occurred	Closing balance	Balance at the beginning	Amount occurred	Closing balance
	(RMB ‘000)
Yankuang Group	1,457,183	5,709,390	1,650,433	1,565,289	3,134,833	1,855,502

Amounts due to the Controlling Shareholder and Its Subsidiaries

For the details of the amounts due to the Controlling Shareholder and its subsidiaries, please refer to “Item 5 — Operating and Financial Review and Prospects — F. Contractual Obligations — Amounts due to the Controlling Shareholder and Its Subsidiaries.” As of December 31, 2015, the Controlling Shareholder or its subsidiaries had not used our funds for non operational matters.

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

Material transactions with other state-owned entities are as follows:

	Year Ended December 31,
	2013	2014	2015
			(RMB’000)
Trade sales	5,986,611	4,518,295	1,432,740
Trade purchases	5,078,834	1,357,757	2,440,592

Material balances with other state-owned entities are as follows:

	As of December 31,
	2014	2015
		(RMB’000)
Amounts due from other state-owned entities	440,387	226,494
Amounts due to other state-owned entities	201,797	254,425

In addition, we have entered into various transactions, including deposit placements, borrowings and other general banking facilities, with certain banks and financial institutions that are state-owned entities in the ordinary course of business. In view of the nature of those banking transactions, our Directors are of the opinion that separate disclosures are not be necessary.

Except as disclosed above, our Directors are of the opinion that all transactions with other state-owned entities are not significant to our operations.

Interest of Management in Certain Transactions

None of the Directors or supervisors or executive officers had, either directly or indirectly, any material interest in any significant material contract to which we were a party during the year ended December 31, 2015.

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

Shanxi Jinhui failed to fulfill its contractual obligations to provide gas, coarse coal and land supply and unilaterally suspended the gas supply. As a result, Tianhao Chemical was unable to operate continually and subsequently ceased production of methanol in April 2012. In September 2013, Shanxi Nenghua submitted the arbitration application to the Beijing Arbitration Commission for a total compensation of RMB 798.8 million in accordance with the contracts. Beijing Arbitration Commission performed hearing procedures after accepting this arbitration and didn’t form the arbitration tribunal.

According to the hearing progress, in order to fully protect the interests of the Company, Shanxi Neng Hua applied to Beijing Arbitration Commission for withdrawal of the request for arbitration in August 2015 and received Beijing Arbitration Commission’s reply granting withdrawal of the Arbitration. As of the date of this annual report, we are further studying the plan of dispute resolution. So the Company is unable to accurately estimate the impact, if any, of the litigation on the current profit and future profit.

Litigation on Coal Sales Contract between Zhongxin Daxie Fuel Co., Ltd. and the Company

Zhongxin Daxie Fuel Co., Ltd. (“Zhongxin Daxie”), as the plaintiff, brought a civil litigation against the Company, as the defendant, at the Shandong Provincial Higher People’s Court in September 2013, alleging a failure by the Company to perform its delivery obligations under a coal sales contract between the parties. Zhongxin Daxie sued for the termination of the coal sales contract, return of payments for goods and damage in an amount of RMB163.6 million.

The Company has delivered goods to the third party designated by Zhongxin Daxie after the execution of the contract and Zhongxin Daxie has settled the payment with the Company. All the obligations have been fulfilled under the contract.

In April 2014, the Company received the Paper of Civil Judgment from the Shandong Provincial Higher People’s Court. The Shandong Provincial Higher People’s Court at first instance that decided to reject Zhongxin Daxie’s appeal and borne the litigation fee of RMB860,200.

On June 30, 2014, the Company received the Notice of the Decision on Appeal from the Supreme People’s Court of the People’s Republic of China (the “Supreme Court”), the Supreme Court has decided to accept Zhongxin Daxie’s appeal of judgment of the first instance of the litigation.

In January 2016, the Company received the Paper of Civil Judgment from the Supreme Court. It was the judgment of the Supreme Court at second instance that: Zhongxin Daxie’s appeal was rejected and the first instance judgment was upheld. Litigation fee of the first instance shall be enforced in accordance with the original judgment and litigation fee of the second instance of RMB0.8602 million shall be borne by Zhongxin Daxie. The judgment is final.

The Litigation has been awarded with final judgment by the Supreme Court. The Company is not liable in the Litigation. The Litigation does not have any impact on the current and future profit of the Company.

The bills dispute between Jinan Branch of China Minsheng Banking Corp. Ltd. (“Minsheng Bank”) and Yanzhou Coal

From May to August 2015, the Company has received four pleadings from Minsheng Bank, who brought a civil litigation against the Company at the Court.

1.	Minsheng Bank, as the plaintiff, brought a civil litigation against the Company, Shandong Dongda Energy Co., Ltd., Xintai Hanzhuang Trade Co., Ltd. and the natural persons: Wang Zhandong and Gong Zhaojing, as the defendant, at the Jinan Municipal Intermediate People’s Court on 5 May 2015, alleging a breach of Bills Discounted Agreement by the Company. Minsheng Bank sued Yanzhou Coal to undertake settlement liability amounting RMB50 million and other defendants to undertake the joint settlement liability. It was the judgement of Jinan Municipal Intermediate People’s Court at the first instance that dated January 12, 2016: the Company should pay RMB50 million and corresponding interests stipulated in the Bills Discounted Agreement.

2.	Minsheng Bank, as the plaintiff, brought a civil litigation against the Company, Shandong Dongda Energy Co., Ltd., Xintai Hanzhuang Trade Co., Ltd. and the natural persons: Wang Zhandong and Gong Zhaojing, as the defendant, at the Jinan Municipal Intermediate People’s Court on May 5, 2015, alleging a breach of bills discounted agreement by the Company. Minsheng Bank sued Yanzhou Coal to undertake settlement liability amounting RMB49.9998 million and other defendants to undertake the joint settlement liability. It was the judgement of Jinan Municipal Intermediate People’s Court at the first instance dated January 12, 2016 that: the Company should pay RMB49.9998 million and corresponding interests stipulated in the Bills Discounted Agreement.

3.	Minsheng Bank, as the plaintiff, brought a civil litigation against the Company, as the defendant, at the Jinan Municipal Intermediate People’s Court on July 13, 2015, alleging a breach of bills discounted agreement by the Company. Minsheng Bank sued Yanzhou Coal to undertake settlement liability amounting RMB29.439 million. It was the judgement of Jinan Municipal Intermediate People’s Court at the first instance dated January 11, 2016 that:the Company should pay RMB29.439 million and corresponding interests stipulated in the Bills Discounted Agreement.

4.	Minsheng Bank, as the plaintiff, brought a civil litigation against the Company, as the defendant, at the Jinan Municipal Intermediate People’s Court on June 24, 2015, alleging a breach of bills discounted agreement by the Company. Minsheng Bank sued Yanzhou Coal to undertake settlement liability for bill of exchange’s principal amounting RMB20 million. The case is in performance of the first trial proceedings and hearing has not been implemented.

The Company believes that the Minsheng Bankhas implemented rediscounting to related bills and payment of rediscounting has been collected; bill rediscounting agree signed by parties has been fulfilled and the rights and obligations of both parities based on the agreement has come to an end. Minsheng Bank has no rights to appeal Yanzhou Coal Mining Co., Ltd. according to the agreement. Therefore the factual basis has been recognized inadequate through the first-instance judgment. Based on the above facts, in accordance with the above-mentioned case of first instance, the Company has appealed to Shandong Provincial higher people’s court. Currently the relevant case is in the process of the second instance trial.

Due to the pending of above case, the Company is unable to accurately estimate the impact, if any, of the litigation on the current profit and future profit.

Series of disputes on Shandong Hengfeng PowerFuel Co., Ltd. (“Hengfeng company”)

1.	Financial loan contract dispute of Agricultural Bank of China Co., LTD. Jining High-Tech Zone Branch (the “Agricultural Bank”)

On July14, 2015, citing the financial loan contract dispute, Agricultural Bank appealed Hengfeng Company, Chai Tao, Yang Peng, Shandong Jining Zhengxing Supplies Co., Ltd., Xiamen Jiana Co., Ltd. and the Company’s wholly owned subsidiary-Shandong Zhongyin Logistics and Trade Co., Ltd. (Zhongyin Logistics) to Jining Intermediate People’s Court, requiring Hengfeng Company to repay RMB31.4398 million of bank acceptance bill and interest, and ther defendants to bear several and joint liabilities. Because Hengfeng Company made a pledge to the plaintiff through its accounts receivables of RMB61.1696 to Zhongyin Logistics, the plaintiff asked Zhongyin Logistics to perform payment obligations within scope of accounts payable.

2.	Financial loan contract dispute of Weihai Commercial Bank Co., LTD. (“Weihai Commercial Bank”)

On September 11, 2015, citing the financial loan contract dispute, Weihai Commercial Bank appealed Hengfeng Company, Xiamen Jiana Co., Ltd., Nanjing Taigu Energy Co., Ltd., Nanjing China Coal Taigu Trade Co., Ltd., Jining Ningmei Industry and Trade Co, Ltd., and nature person Chai Tao and Di Yanfang to Jining Intermediate People’s Court, requiring Hengfeng Company to pay RMB99.119 million and interest, and other defendants to bear several and joint liabilities. On October 9, 2015, Weihai Commercial Bank applied for additional defendant-Yanzhou Coal Company Co., Ltd. Because Hengfeng Company made a pledge to the plaintiff through its accounts receivables of RMB103.42 million to Yanzhou Coal Mining Co., Ltd., the plaintiff asked the Company to perform payment obligations within scope of accounts payable.

3.	Financial loan contract dispute of China Construction Bank Co., LTD. Jining Dongcheng Branch (“Construction Bank”)

On November 3, 2015, citing the financial loan contract dispute, Construction Bank appealed Hengfeng Company, Yanzhou Coal Mining Co., Ltd., Xiamen Jiana Co., Ltd., Zhejiang Jiashun Energy Co., Ltd.,Jining Ningmei Industry and Trade Co, Ltd., and nature person Chai Tao and Di Yanfang to Jining Intermediate People’s Court, requiring Hengfeng Company to repay RMB59.669 million of financial loan. Because Hengfeng Company made a pledge to the plaintiff through its accounts receivables of RMB79.1312 million to Yanzhou Coal Mining Co., Ltd., the plaintiff asked the Company to perform payment obligations within scope of accounts payable.

4.	Factoring Contract Dispute of the Zhonghuixintong Business Factoring Company (“Zhonghuixintong”)

On November 26, 2015, citing the factoring contract dispute, Zhonghuixintong appealed Hengfeng Company and nature person Chai Tao and Di Yanfang to Beijing No.3 Intermediate People’s Court, requiring Hengfeng Company to repay RMB159.977 million of factoring financial loan, fees and interest; nature person Chai Tao and Di Yanfang to bear several and joint liabilities and Yanzhou Coal Mining Co., Ltd. as the third person. On January 25, 2016, Hengfeng Company applied for changes of litigation claim. Because Hengfeng Company transferred it’s receivables of RMB145 million in Yanzhou Coal Mining Co., Ltd. to honghuixintong, Zhonghuixintong asked the Company to perform payment obligations within scope of accounts payable and interest.

In accordance with the investigation and verification of the Company, Yanzhou Coal Mining Co., Ltd.and Zhongyin Logistics never made any accounts receivable pledges. Through forges the seals and handing personnel’s signatures of Yanzhou Coal and Zhongyin Logistics, Hengfeng Company was suspected to fiction the enjoyments of the accounts receivables of Yanzhou Coal and Zhongyin Logistics, and finally Hengfeng Company made pledges of accounts receivable financing business in financial institutions. Yanzhou Coal has submitted identification applications of seals authenticity and personnel handwriting to the trial court; and relative identification is under way. Given the criminal offence suspects of Hengfeng Company, Yanzhou Coal has reported to public security organs while responding to the court.Due to the pending and appearance in the first instance of above case, the Company is unable to accurately estimate the impact, if any, of the litigation on the current profit and future profit.

Sales contract dispute with Jinan Railway Coal Trade Group Co., LTD.

On October 29, 2015, citing the sales contract dispute, Jinan Railway Coal Trade Group Co., LTD. (Jinan Railway Trade) appealed Yanzhou Coal to Jinan Railway Transportation Court, requiring Yanzhou Coal to repay RMB19.9498 million loan. Jinan Railway Trade claims, according to the tripartite agreement signed by the plaintiff, Jiangsu Dacheng Power Fuel Co., Ltd.(“Jiangsu Dacheng”) and Yanzhou Coal, Yanzhou Coal should bear joint compensation liabilities on losses to the plaintiff due to Jiangsu Dacheng’s failure to deliver the goods with a value of RMB19.9498 million and to repay RMB19.9498 million to the plaintiff.

According to the investigation and verification of the Company, the Company never signed sales contract involved in the case with Jinan Railway Trade, even never implemented any related business and fund activities with Jinan Railway Trade after signing date of related sales contract provided by Jinan Railway Trade. With disputer on reasons of appeal of Jinan Railway Trade, the Company is actively formulating action plan to maintain the legitimate rights and interests of the Company.

Due to the pending and appearance in the first instance of above case, the Company is unable to accurately estimate the impact of, if any, the litigation on the current profit and future profit.

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

The 2014 annual general meeting of the Company held on 22 May 2015 approved the Company’s dividend distribution plan, which allowed the Company to distribute 2014 cash dividends of RMB98.368 million (tax inclusive) to the shareholders, i.e., RMB0.02 per share (tax inclusive). As at the date of this annual report, the 2014 cash dividends have been distributed to the shareholders.

B.	Significant Changes

We have not experienced any significant changes since the date of the consolidated financial statements in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The following tables set forth a summary of the issuance of our Shares:

	H Shares			A Shares
	Initial offering	Second offering	Third offering	Initial offering	Second offering
Time of issuance	March 1998	May 2001	July 2004	June 1998	January 2001
Issue amount	850,000,000	170,000,000	204,000,000	80,000,000	100,000,000

As of December 31, 2015, our share capital structure was as follows:

Type	Number of shares		Percentage to total shares
Listed shares with restricted trading condition	170,500		0.0035%
A Shares held by our Directors, supervisors and executive officers	170,500		0.0035%
Listed shares without trading moratorium	4,911,845,500		99.9986%
A Shares	2,959,980,000		60.2600%
H Shares	1,958,400,000	(1)	39.8696%

Total	4,918,400,000	(1)	100.0000%

Note:

(1)	We repurchased total 6,384,000 H Shares in December 2015. After the repurchase, the total number of H Shares is 1,952,016,000 and the total number of the share capital is 4,912,016,000. As of December 31, 2015, the cancellation of the repurchased H paper shares have been completed in the Central Registration Hong Kong Limited, and we are in the process of update its registration with the relevant government authorities in the PRC.

As of December 31, 2015, we had 170,500 listed Shares that were subject to trading restrictions, all of which are held by our Directors, supervisors and executive officers.

Capitalization of Capital Reserve and Our Capital Structure:

Our total Shares and shareholding structure remained the same in 2015.

The table below sets forth certain market information relating to the H Shares, ADSs and A Shares for the periods indicated:

	Price per H Share (HK$)		Price per ADS (US$)		Price per A Share (RMB)
	High	Low	High	Low	High	Low
Annual highs and lows
2010	25.25	14.00	32.26	18.29	33.65	14.88
2011	32.95	13.72	41.89	17.49	39.50	20.38
2012	20.15	9.92	25.81	12.64	26.54	15.08
2013	14.48	5.13	18.57	6.68	20.18	5.91
2014	7.29	4.91	9.31	6.32	14.00	5.91
2015	9.10	3.35	12.23	4.24	19.05	7.68
Quarterly highs and lows
2012
First quarter	20.15	15.72	25.81	20.56	26.54	20.61
Second quarter	17.48	11.60	22.32	14.68	25.66	18.38
Third quarter	13.78	9.92	17.57	12.64	19.76	16.91
Fourth quarter	13.16	11.00	17.11	14.16	19.30	15.08

	Price per H Share (HK$)		Price per ADS (US$)		Price per A Share (RMB)
	High	Low	High	Low	High	Low
2013
First quarter	14.48	10.32	18.57	9.23	20.18	14.47
Second quarter	10.56	5.46	13.77	7.05	17.25	9.01
Third quarter	8.37	5.13	10.74	6.68	11.59	8.76
Fourth quarter	8.74	7.04	11.26	9.08	11.56	8.66
2014
First quarter	7.12	4.91	8.60	6.32	8.88	5.91
Second quarter	6.68	5.66	8.36	7.26	8.03	5.93
Third quarter	7.08	5.70	9.13	7.31	9.14	6.58
Fourth quarter	7.29	6.03	9.31	7.75	14.00	8.05
2015
First quarter	7.07	6.08	9.04	7.76	15.62	12.32
Second quarter	9.10	6.09	12.23	7.75	19.05	12.81
Third quarter	5.93	3.39	7.69	4.28	13.04	7.68
Fourth quarter	4.31	3.35	5.48	4.24	10.70	8.68
Monthly highs and lows
2015
October	4.31	3.69	5.48	4.46	10.12	8.68
November	3.99	3.54	5.05	4.58	10.70	8.97
December	3.74	3.35	4.85	4.24	10.25	9.25
2016
January	3.64	2.89	4.56	3.76	9.57	8.17
February	3.32	2.95	4.36	3.78	10.49	8.18
March	4.1	3.61	5.38	4.44	11.54	9.77
April (through April 10, 2016)	4.11	3.87	5.34	5.07	11.10	10.10

As of December 31, 2015, a total of 1,958.4 million H Shares were outstanding, of which approximately 51,675,330 H Shares or 2.6% of the outstanding H Shares, were held in the form of 5,167,533 ADSs. The outstanding ADSs were held collectively by 86 holders of record as of December 31, 2015.

Repurchase, Sale or Redemption of H shares

The shareholders at the 2015 first A shareholders’ meeting and the 2015 first H shareholders’ meeting, and the 2014 Annual General Meeting, each of which was held on May 22, 2014, resolved and granted the Board of Directors a general mandate to (i) repurchase H Shares up to 10% of the outstanding H Shares as of the date of the resolutions’ passage; and (ii) issue additional H shares up to 20% of the outstanding H Shares as of the date of the resolutions’ passage. During the mandate period, the Board of Directors may exercise the mandate based on our interests and market conditions, subject to the approvals of the relevant regulatory authorities and in compliance with laws, regulations and the Articles of Association. Based on this authorization, the Board exercise the general mandate and repurchase H shares on December 18, 21 and 22, 2015 of total 6,384,000 shares for a total consideration of HKD23.2 million (excluding commission fees). As of December 31, 2015, the cancellation of the repurchased H paper shares have been completed in the Central Registration Hong Kong Limited, and we are in the process of update its registration with the relevant government authorities in the PRC. The details of the repurchase are set out as follows:

Repurchase Date	Number of shares repurchased (share)	Total payment (HKD)	Ceiling price (HKD/share)	Floor price (HKD/share)
December 18, 2015	1,958,000	6,926,229.20	3.60	3.47
December 21, 2015	2,070,000	7,567,713.00	3.66	3.59
December 22, 2015	2,356,000	8,685,865.20	3.70	3.64

Total	6,384,000	23,179,807.40	—	—

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Selected Summary of our Articles of Association

A copy of the English translation of our Articles of Association was filed with the Commission as an exhibit to our registration statement on Form F-1 under the Securities Act in connection with the global offering of our H Shares and related American Depositary Shares in 1997. The following table sets forth the dates our Articles of Association were amended or filed with the Commission, or both:

Date of Amendment to the Articles of Association	Filing
April 22, 2002	Exhibit to 2001 20-F
June 25, 2004	Exhibit to 2003 20-F
July 8, 2004	Exhibit to 2004 20-F
June 28, 2005 August 22, 2005	Exhibit to 2005 20-F
June 28, 2006 November 10, 2006	Exhibit to 2006 20-F
June 15, 2007	Exhibit to 2007 20-F
January 30, 2008 December 23, 2008	Exhibit to 2008 20-F
June 26, 2009 June 25, 2010 February 18, 2011 May 20, 2011	Exhibit to 2010 20-F
April 23, 2012	Exhibit to 2012 20-F/A
May 15, 2013	Exhibit to 2013 20-F
May 14, 2014	Exhibit to 2014 20-F
May 22, 2015	Exhibit to 2015 20-F

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

Our scope of business includes: selection and sale of coal (among others, the export of coal should be made through companies with coal export rights according to existing state regulations); transportation of goods through self-owned railways within the mining areas; transportation of goods through highways; operation of ports; manufacture, sale, lease and repair of relevant mining equipment; production and sale of other mining materials; sale and lease of electronic equipment and sale of parts; sale of metallic materials, electronic products, construction materials, timber, rubber products and methanol; provision of mining, science and technological services; property development within the mining areas, property leasing and provision of services such as dining and accommodation; production and sale of coal residual stones as construction materials; sale of coking coal and iron ore; import and export of goods and technology; warehousing;automotive repairs; labor dispatch; property management service, landscaping, sewage treatment; heat supply.

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

Description of the Shares and Shareholder Rights

As of December 31, 2015, our share capital structure consists of 4,912,016,000 ordinary shares, comprising

(1)	2,959,829,500 domestic shares, which represent 60.26% of our share capital, of which:

a.	2,959,829,500 shares, which represent 52.93% of our share capital, were directly held by the promoter, Yankuang Group Corporation Limited, and

b.	359,829,500 shares, which represent 7.33% of our share capital, were held by other shareholders; and

(2)	1,952,016,000 foreign H shares, which represent 39.74% of our share capital, were held by the H Shares shareholders, among which:

a.	180,000,000 shares, which represent 3.66% of our share capital, were indirectly held by the promoter, Yankuang Group Corporation Limited through its wholly-owned subsidiary in Hong Kong, and

b.	1,772,016,000 shares, which represent 36.08% of our share capital, were held by other shareholders.

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

Recent Amendments to the Articles of Association

During the reporting period of this annual report, we made a number of amendments to our Articles of Association. As approved at the 2014 annual general meeting held on May 22, 2015, according to the actual situation of operation and development, our Company expanded its business scope and made corresponding amendments to the Articles of Association.

C.	Material Contracts

See “Item 7B. Related Party Transactions — Continuing Connected Transactions — Continuing Connected Transaction under the Financial Services Agreement.”

At the seventh meeting of the sixth session of the Board held on March 27, 2015, our Company considered and approved that: (i) the Company and Yankuang Finance entered into “Financial Services Agreement” and determined the annual cap for such transaction for the period from April 1, 2015 to March 31, 2016; (ii). the Company and Shandong Yankuang Security Service Co., Ltd. entered into “Coal Train Escort Services Agreement”, determining the annual cap for such transaction for the period from February 1, 2015 to March 31, 2016. See “Item 7B. Related Party Transactions — Continuing Connected Transactions — Continuing Connected Transaction under the Financial Services Agreement.”

As considered and approved at the ninth meeting of the sixth session of the Board held on July 27, 2015, the Company acquired 100% of equity interest in Donghua Heavy Industry held by Yankuang Group for a consideration of RMB676 million and the changes in registration were completed on 26 August 2015.

As reviewed and approved at the sixteenth meeting of the sixth session of the Board held on February 17, 2016, Yancoal International, a wholly-owned subsidiary of the Company, subscribed 400,000,000 shares of Zheshang Bank in initial public offering with a total subscription price of HKD1,584.0 million.

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

With respect to individual holders of H Shares, the Provisions for Implementing the Individual Income Tax Law of China, as amended, provides that the levy of individual income tax on the gains realized on the sale of shares will be regulated and separate rules will be drafted by the financial division of the State Council and subject to the approval from the State Council. However, to date, no such implementing measures have been promulgated by the MOF, and no individual income tax on gains realized on sales of shares has been levied. On March 30, 1998, the MOF and the SAT issued notices providing that gains realized by individuals from transferring shares of listed companies were temporarily exempt from individual income tax. If such exemption becomes inapplicable or is not renewed, a non-PRC enterprise shareholder might be subject to a 20% tax on capital gains under the Individual Income Tax Law of the PRC and its amendments.

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

You are a “U.S. holder” if you are a beneficial owner of H Shares or ADSs and for U.S. federal income tax purposes are:

•	an individual citizen or resident of the United States;

•	a corporation, created or organized under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax without regard to its source; or

•	a trust:

•	subject to the primary supervision of a United States court and one or more U.S. persons, (within the meaning of the Code) have the authority to control all substantial decision of the trust; or

•	that has elected to be treated as a United States person under applicable U.S. Treasury regulations.

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

In general, if you hold ADSs, you will be treated as the owner of the H Shares represented by the ADSs. Exchanges of H shares for ADSs, and ADSs for H shares, generally, will not be subject to U.S. federal income tax.

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

You may not be able to claim a foreign tax credit (and instead may qualify to claim a deduction) for non-U.S. taxes imposed on dividends paid on the H Shares or ADSs if you (i) have held the H Shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, or (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale). The rules relating to the U.S. foreign tax credit are complex, and U.S. holders may be subject to various limitations on the amount of foreign tax credits that are available. In addition, if the dividends are qualified dividends (as discussed above), the amount of the dividend taken into account for purposes of calculating a U.S. holder’s foreign tax credit limitation will generally be limited to the gross amount of the taxable dividend multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. U.S. holders should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

Passive Foreign Investment Company

A non-U.S. corporation is a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries:

•	75% or more of its gross income consists of passive income; or

•	50% or more of the average quarterly value of its gross assets consists of assets that produce, or are held for the production of, passive income.

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

Based on the current and anticipated composition of our assets and income and current expectations regarding the price of the H Shares and ADSs, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2015 taxable year and we do not intend to become or anticipate becoming a PFIC for any future taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard for the current or any future taxable years. Changes in the nature of our income or assets or a decrease in the trading price of the H Shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year. If we were a PFIC in any year during a U.S. holder’s holding period for the H Shares or ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. holder owned the shares.

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

Any amount withheld under the backup withholding rules generally will be creditable against your U.S. federal income tax liability or may be refunded to the extent they exceed such liability provided that you furnish the required information to the IRS in a timely manner. Investors should consult their own tax advisors as to their qualifications for an exemption from backup withholding and the procedures for obtaining this exemption.

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

Taxation of Capital Gains

Gains derived from the sale of capital assets are specifically exempt from profits tax. Thus, no profits tax is imposed on gains arising from the sale of property (such as H shares) acquired and held as a capital investment. However, whether or not there has been a sale of a capital asset depends upon the particular circumstances of a case. For example, if a person carries on a business in Hong Kong of trading and dealing in securities and derives trading gains from that business in Hong Kong, that person could be subject to profits tax on any assessable gains. Assessable gains include gains derived from purchases and sales of H shares effected on the Hong Kong Stock Exchange, as these are considered to be derived from Hong Kong from that person’s business. Profits tax is currently charged at the rate of 16.5% for corporations and at the rate of 15% for individuals.

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

I.	Subsidiaries

As of December 31, 2015, we owned the following significant subsidiaries:

Name of subsidiary	Country of incorporation/ registration	Issued and fully paid capital/ registered capital		Proportion of registered capital/issued share capital held by us		Proportion of voting power held	Principal activities
				Directly	Indirectly
Yanzhou Coal Ordos Neng Hua Company Limited	PRC	RMB	8,100,000,000	100%	—	100%	Coal resources exploration in Inner Mongolia and construction of 600,000 tonne methanol project
Inner Mongolia Rongxin Chemicals Company Limited	PRC	RMB	648,360,000	—	100%	100%	Development of methanol project
Inner Mongolia Yize Mining Investment Co., Ltd	PRC	RMB	675,000,000	—	100%	100%	Development of methanol project
Inner Mongolia Xintai Coal Mining Company Limited	PRC	RMB	5,000,000	—	100%	100%	Coal mining and sales
Ordos Zhuanlongwan Coal Mining Company Limited	PRC	RMB	5,050,000,000	—	100%	100%	Coal mining and sales, manufacturing and sales of mining equipment and machinery
Inner Mongolia Haosheng Coal Mining Co., Ltd	PRC	RMB	904,900,000	77.75%	—	77.75%	Sales of coal mine machinery equipment and accessories
Yanzhou Coal Yulin Neng Hua Company Limited	PRC	RMB	1,400,000,000	100%	—	100%	Methanol and electricity power business

Name of subsidiary	Country of incorporation/ registration	Issued and fully paid capital/ registered capital		Proportion of registered capital/issued share capital held by us		Proportion of voting power held	Principal activities
				Directly	Indirectly
Yanmei Heze Neng Hua Company Limited	PRC	RMB	3,000,000,000	98.33%	—	98.33%	Coal mining and sales
Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd	PRC	RMB	300,000,000	51%	—	51%	Coal wholesale management
Shandong Yanmei Shipping Co., Ltd.	PRC	RMB	5,500,000	92%	—	92%	Transportation via rivers and lakes and the sales of coal and construction materials
Zhongyin Financial Leasing Company Limited	PRC	RMB	2,060,000,000	73%	24%	97%	Financial leasing
Yankuang Donghua Heavy Industry Limited	PRC	RMB	370,567,964	100%	—	100%	Manufacturing of coal mining and excavating equipment
Yancoal International (Holding) Co., Ltd	Hong Kong	USD	689,313,091	100%	—	100%	Investment holding
Yancoal International Resources Development Co., Limited	Hong Kong	USD	600,000	—	100%	100%	Coal resource exploration development
Yancoal International Trading Co., Limited	Hong Kong	USD	1,000,000	—	100%	100%	Entrepot trade
Moolarben Coal Mines Pty Limited	Australia	A$	1	—	100%	100%	Coal business development
Yancoal Australia Limited	Australia	A$	656,700,717	78%	—	78%	Investment holding
Yarrabee Coal Company Pty Limited	Australia	A$	92,080	—	100%	100%	Coal mining and sales
Austar Coal Mine Pty Limited	Australia	A$	64,000,000	—	100%	100%	Coal mining and sales
Gloucester Coal Ltd	Australia	A$	719,720,808	—	100%	100%	Coal resource exploration development
Stratford Coal Marketing Pty Ltd	Australia	A$	10	—	100%	100%	Coal sales
Yancoal Energy Pty Ltd	Australia	A$	202,977,694	—	100%	100%	Investment holding
Duralie Coal Pty Ltd	Australia	A$	2	—	100%	100%	Coal mining
Donaldson Coal Pty Ltd	Australia	A$	6,688,782	—	100%	100%	Coal mining and sales
Premier Coal Holdings Pty Limited	Australia	A$	321,613,108	—	100%	100%	Investment holding
Yancoal Australia Sales Pty Ltd	Australia	A$	100	—	100%	100%	Coal sales
Ashton Coal Mines Limited	Australia	A$	5	—	100%	100%	Coal sales

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

Commodity Price Risk

Price fluctuations may directly affect our operating and financial performance. We have historically experienced substantial price fluctuations and believe these fluctuations will continue. We primarily face risk relating to coal price fluctuations, and to a lesser extent methanol price fluctuations. For the years ended December 31, 2013, 2014 and 2015, the average selling price of our coal products in the PRC was RMB523.5, RMB475.6 and RMB376.8 per tonne, respectively. The periodic fluctuation in coal prices was caused by factors such as general economic conditions, supply and demand and the level of global inventories. The average selling price of our coal and methanol products fluctuated in the past three years and it may continue to fluctuate as a result of pricing guidelines announced by the government authorities from time to time, temporary price controls, general economic conditions, supply and demand and the level of global inventories, which may, in turn, adversely affect our results of operations and financial condition.

During the year ended December 31, 2015, the Group entered into futures contract to sell specified amount of methanol. The objective of entering into the futures contract is to reduce the related volatility of methanol selling price and thereby assist in risk management of the Group. The outstanding futures contract are hedging highly probable methanol transaction price.

As at December 31, 2015, the outstanding notional amount of futures contract to sell methanol was approximately RMB 2.8 million whilst as at December 31, 2014, the futures contract to sell thermal coal, the outstanding notional amount was RMB 3.3 million.

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

The Company monitors its interest rate exposure and has entered into contracts with three banks to hedge a proportion of borrowings issued at variable interest rates through the use of floating-to-fixed interest rate swap contracts. As of December 31, 2015, all of our interest rate swap contracts was expired, and we did not enter into any new interest rate swap contracts.

We have prepared a sensitivity analysis to assess the impact of interest rate fluctuations on our 2015 operating results, assuming the financial instruments outstanding at the end of the reporting period were outstanding for the whole year and all the variables were held constant, including the interest rate fluctuations of the PBOC rate and LIBOR discussed above. Based on this analysis, we estimate that an increase in interest rates of 1% would have decreased our reported net income attributable to our equity holders for 2015 by approximately RMB135.0 million.

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

The sales and costs of each entity in our Company are generally denominated in the functional currency of the relevant entity. Accordingly, we are not exposed to significant foreign currency risk attributable to operations. However, our results, including the results of Yancoal Australia have been significantly affected by volatility in exchange rates affecting the fair value of our foreign currency-denominated bank borrowings, giving rise to substantial exchange gains and losses. The table below sets forth the foreign currency-denominated assets and liabilities of the Company and its Subsidiaries that are in currencies other than the functional currency of the entity that carries such assets or liabilities on its balance sheet as of December 31, 2015.

	Liabilities		Assets
	2015	2014	2015	2014
	(foreign currencies converted and denominated in RMB millions)
United States Dollars (US$)	43,411.2	35,377.5	5,970.6	3,921.0
Euro (“EUR”)	—	3.5	8.8	14.9
Hong Kong Dollar (HK$)	—	—	22.4	0.02
Notional amounts to sell US$ foreign exchange contracts used for hedging	—	134.6	—	432.3

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

The following table sets forth the sensitivity analysis of the relevant foreign currencies of the periods indicated:

	US$(1)
	2015	2014
	(RMB in millions)
Increase (decrease) to profit and loss
- if RMB weakens against respective foreign currency	(247.7)	(92.1)
- if RMB strengthens against respective foreign currency	247.7	92.1

	USD(2)		Euro(2)
	2015	2014	2015	2014
	(RMB in millions)
Increase (decrease) to profit and loss
- if AUD weakens against respective foreign currency	30.0	38.7	—	(0.12)
- if AUD strengthens against respective foreign currency	(30.0)	(38.7)	—	0.12
Increase (decrease) to profit attributable to the equity holders of the Company
- if AUD weakens against respective foreign currency	601.7	(599.9)	—	(0.12)
- if AUD strengthens against respective foreign currency	(601.7)	599.9	—	0.12

(1)	Reflects primarily our exposure outstanding on bank deposits and loans denominated in U.S. dollars as of the year end.
(2)	Reflects primarily the exposure outstanding on the bank borrowings and derivative financial instruments where the denomination of the loan is in a currency other than the functional currency of the borrower.

As of December 31, 2015, the outstanding sell USD contracts are hedging highly probable forecast sales of coal, whereas the outstanding buy AUD and USD contracts relate to the settlement of CNY term deposits. The contracts are timed to settle when the RMB term deposits mature. There were also outstanding sell AUD and buy EUR contracts which relate to settlement of EUR purchases.

The outstanding sell USD contracts are hedging highly probable forecast sales of coal. The contracts are timed to mature when funds for coal sales are forecast to be received.

For the year ended December 31, 2015, the ineffective hedging portion of the changes in fair values of the forward foreign exchange contracts of approximately RMB284.1 million was recognized as selling, general and administrative expenses in the consolidated income statement. The effective hedging portion was recognized as current portion of derivatives financial instruments in the consolidated balance sheet.

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

Inflation Risk

The recent global economic slowdown and turmoil in the global financial markets that began in the second half of 2008 have had a negative impact on the PRC economy, including increases in the inflation rate as measured by the consumer price index. According to the National Bureau of Statistics of the PRC, the change in the Consumer Price Index in China was 2.6%, 2.0% and 1.4% in 2013, 2014 and 2015, respectively. Inflation generally results in an increase of fuel prices, which is a component of our cost of sales. An increase in the price of fuel could lead to a corresponding increase in the cost of our coal production and have a material adverse effect on our business and results of operations.

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

The Bank of New York Mellon, as depositary, has agreed to waive certain standard fees related to the administration of our ADR program and investor relationship programs. From January 1, 2015 to December 31 2015, the total amount of the fees that were waived was US$130,227.7.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of December 31, 2015, we were not in default, in arrears or otherwise delinquent in the payment of principal or interest of any indebtedness or dividends.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our general manager and chief financial officer, our management evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as amended) as of December 31, 2015. Based on the evaluation described below, our general manager and chief financial officer concluded that, as of that date, our disclosure controls and procedures were effective.

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

Management conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based on this assessment, management concluded that our internal control over financial reporting was effective to provide reasonable assurance that the desired control objectives were achieved as of December 31, 2015.

The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by Grant Thornton, our independent registered public accounting firm, as stated in their report which is included herein.

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

Upon approval at the 2014 Annual General Meeting held on May 22, 2015, Grant Thornton firms (i.e. Grant Thornton and Grant Thornton Hong Kong) and ShineWing Certified Public Accountants were appointed as our international and domestic auditors, respectively, for the year ended December 31, 2015. Grant Thornton Hong Kong and Grant Thornton audit the financial statements of the Company with respect to the listing of the H shares on the Hong Kong Stock Exchange and reporting requirements of the Hong Kong Stock Exchange and the listing of the ADSs on the NYSE and reporting requirements of the SEC and the NYSE, respectively. Grant Thornton is therefore the principal auditor for the purpose of this filing.

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

The following table sets forth the aggregate audit fees of Grant Thornton firms, ShineWing Certified Public Accountants and ShineWing Australia for periods indicated:

	Audit Fees
	(RMB)	(AUD)
2014	7,800,000	1,350,000
2015	7,800,000	900,000

Audit fees paid to Grant Thornton firms amounted to RMB3,650,000 and RMB3,650,000 during the years ended December 31, 2015 and 2014, respectively.

Audit-related Fees, Tax Fees, All Other Fees

We did not incur other audit-related fees, tax fees or other fees for professional service rendered by our principal accountants during the last two fiscal years.

Audit Committee Pre-Approval Policies and Procedures

The audit committee of our Board of Directors is responsible for, among other things, the recommendation or termination of external auditors subject to the requirements of applicable domestic and overseas listing rules and regulations. Before our principal accountants were engaged by the Company or our subsidiaries to render audit or non-audit services, their respective engagements were approved by our audit committee. All of the audit services provided by Grant Thornton (SEC principal auditor), Grant Thornton Hong Kong (Hong Kong H Share auditor) and ShineWing Certified Public Accountants (China domestic statutory auditor) in 2015 were pre-approved by our audit committee.

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

As of the date of this annual report, 56.59% of the voting rights in the Company are held by our controlling shareholder, the Yankuang Group and its wholly owned subsidiaries. We therefore are not required to comply with the majority of independent directors requirement of Section 303A.01 when forming our board of directors. Moreover, we are not required to form a nominating, corporate governance and compensation committee composed entirely of independent directors under the requirements of Sections 303A.04 and 303A.05.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report on Form 20-F.

ITEM 19.	EXHIBITS

Documents filed as exhibits to this annual report:

Exhibit Number	Description

1.1	Articles of Association as amended on May 22, 2015 (English Translation)

4.1	Financial Services Agreement between Yankuang Group Finance Co., Ltd. and Yanzhou Coal Mining Company Limited dated March 27, 2015

4.2	Coal Train Convoy Service Contract between Shandong Yankuang Security Service Company Limited and Yanzhou Coal Mining Company Limited dated March 27, 2015

4.3	Equity Transfer Agreement 100% of the Equity Interest of Yankuang Donghua Heavy Industry Co., Ltd. between Yankuang Group Corporation Limited and Yanzhou Coal Mining Company Limited dated July 27, 2015

4.4	Cornerstone Investment Agreement among China Zheshang Bank Co., Ltd., Yancoal International (Holding) Company Limited, Yanzhou Coal Mining Company Limited and CMB International Capital Limited dated March 8, 2016

8.1	List of subsidiaries of Yanzhou Coal Mining Company Limited

12.1	Certification of general manager pursuant to Rule 13a-14 or 15d-14 promulgated under the U.S. Securities Act of 1934

12.2	Certification of chief financial officer pursuant to Rule 13a-14 or 15d-14 promulgated under the U.S. Securities Act of 1934

13.1	Certification of general manager pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Certification of chief financial officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YANZHOU COAL MINING COMPANY LIMITED (Registrant)

Date: April 26, 2016	By:	/S/ WU Xiangqian
	Name:	WU Xiangqian
	Title:	Director and General Manager

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

AND REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND SHAREHOLDERS

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock company with limited liability established in the People’s Republic of China)

We have audited the accompanying consolidated balance sheets of Yanzhou Coal Mining Company Limited and its subsidiaries (the “Group”) as of December 31, 2015 and 2014, and the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Yanzhou Coal Mining Company Limited and its subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2015, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated April 26, 2016 expressed an unqualified opinion thereon.

/s/ Grant Thornton
Beijing, People’s Republic of China
April 26, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND SHAREHOLDERS

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock company with limited liability established in the People’s Republic of China)

We have audited the internal control over financial reporting of Yanzhou Coal Mining Company Limited and its subsidiaries (the “Group”) as of December 31, 2015, based on criteria established in the 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in the 2013 Internal Control — Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Group as of and for the year ended December 31, 2015, and our report dated April 26, 2016 expressed an unqualified opinion on those financial statements.

/s/ Grant Thornton
Beijing, People’s Republic of China
April 26, 2016

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,
	NOTES	2015		2014		2013
		RMB’000		RMB’000		RMB’000

GROSS SALES OF COAL	7		32,875,951		58,539,353		54,444,843
RAILWAY TRANSPORTATION SERVICE INCOME			327,311		373,617		457,898
GROSS SALES OF ELECTRICITY POWER			598,608		241,490		332,125
GROSS SALES OF METHANOL			2,264,749		1,195,458		1,155,742
GROSS SALES OF HEAT SUPPLY			27,549		20,846		11,218
GROSS SALES OF EQUIPMENT MANUFACTURING			309,918		—		—

TOTAL REVENUE			36,404,086		60,370,764		56,401,826

TRANSPORTATION COSTS OF COAL	7		(2,078,902)		(2,291,594)		(2,024,196)
COST OF SALES AND SERVICE PROVIDED	8		(25,838,279)		(49,557,502)		(42,511,838)
COST OF ELECTRICITY POWER			(476,513)		(159,724)		(320,515)
COST OF METHANOL			(1,535,828)		(869,294)		(850,788)
COST OF HEAT SUPPLY			(13,353)		(11,236)		(6,709)
COST OF EQUIPMENT MANUFACTURING			(307,600)		—		—

GROSS PROFIT			6,153,611		7,481,414		10,687,780

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	9		(5,696,704)		(6,069,884)		(10,380,713)
SHARE OF PROFIT OF ASSOCIATES	27		502,364		310,604		233,897
SHARE OF LOSS OF JOINT VENTURES	30		(170,458)		(320,829)		(376,032)
OTHER INCOME	10		2,317,855		2,382,186		1,020,577
INTEREST EXPENSES	11		(2,484,411)		(2,183,581)		(1,765,777)

PROFIT (LOSS) BEFORE INCOME TAXES	13		622,257		1,599,910		(580,268)

INCOME TAXES	12		(489,637)		(1,112,807)		394,815

PROFIT (LOSS) FOR THE YEAR			132,620		487,103		(185,453)

Attributable to:
Equity holders of the Company			164,459		766,158		777,368
Owners of perpetual capital securities	42		346,227		36,456		—
Non-controlling interests
- Perpetual capital securities	42		140,593		82,079		—
- Other			(518,659)		(397,590)		(962,821)

			132,620		487,103		(185,453)

EARNINGS PER SHARE, BASIC AND DILUTED	16	RMB	0.03	RMB	0.16	RMB	0.16

EARNINGS PER ADS, BASIC AND DILUTED	16	RMB	0.33	RMB	1.56	RMB	1.58

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000

Profit (Loss) for the year	132,620	487,103	(185,453)

Other comprehensive (loss) income (after income tax):
Items that may be reclassified subsequently to profit or loss:

Available-for-sales investments:
Change in fair value	38,336	76,549	5,283
Reclassification adjustments for amounts transferred to income statement(included in other income)	(193,408)	—	—
Deferred taxes	38,768	(19,137)	(1,321)

	(116,304)	57,412	3,962

Cash flow hedges:
Cash flow hedge amounts recognized in other comprehensive income	(194,079)	(2,606,339)	(1,265,664)
Reclassification adjustments for amounts transferred to income statement (included in selling, general and administrative expenses)	284,075	1,297,843	(39,729)
Deferred taxes	16,487	394,986	395,395

	106,483	(913,510)	(909,998)

Share of other comprehensive income of associates	7,084	11,213	—
Share of other comprehensive income of joint ventures	94,865	—	—
Exchange difference arising on translation of foreign operations	(4,119,404)	(1,789,321)	(3,684,529)

Other comprehensive (loss) income for the year	(4,027,276)	(2,634,206)	(4,590,565)

Total comprehensive (loss) income for the year	(3,894,656)	(2,147,103)	(4,776,018)

Attributable to:
Equity holders of the Company	(3,238,138)	(1,554,464)	(3,069,475)
Owners of perpetual capital securities	346,227	36,456	—
Non-controlling interests
- Perpetual capital securities	140,593	82,079	—
- Other	(1,143,338)	(711,174)	(1,706,543)

	(3,894,656)	(2,147,103)	(4,776,018)

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		At December 31,
	NOTES	2015	2014
		RMB’000	RMB’000
ASSETS

CURRENT ASSETS
Bank balances and cash	17	20,175,120	15,041,928
Term deposits	17	2,995,066	5,154,296
Restricted cash	17	407,711	275,981
Bills and accounts receivable	18	5,976,837	7,084,105
Long term receivables-due within one year	28	1,565,194	1,705,757
Royalty receivable	19	93,083	89,137
Inventories	20	1,852,333	1,470,480
Prepayments and other receivables	21	7,968,818	7,219,251
Prepaid lease payments	22	23,407	22,343
Derivative financial instruments	37	—	359
Tax recoverable		12,976	22,706

		41,070,545	38,086,343
Assets classified as held for sale	32	7,740,520	—

TOTAL CURRENT ASSETS		48,811,065	38,086,343

NON-CURRENT ASSETS
Intangible assets	23	32,243,310	37,287,549
Prepaid lease payments	22	900,942	776,751
Property, plant and equipment	24	45,615,970	44,174,612
Goodwill	25	2,296,083	2,232,751
Investments in securities	26	944,410	388,764
Interests in associates	27	3,263,764	2,955,629
Interests in joint ventures	30	57,479	130,867
Restricted cash	17	—	53,870
Long term receivables-due after one year	28	247,339	302,517
Royalty receivable	19	875,444	909,927
Deposits made on investments	29	118,926	118,926
Deferred tax assets	40	7,097,143	5,679,608

TOTAL NON-CURRENT ASSETS		93,660,810	95,011,771

TOTAL ASSETS		142,471,875	133,098,114

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

		At December 31,
	NOTES	2015	2014
		RMB’000	RMB’000
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bills and accounts payable	33	4,207,366	4,037,204
Other payables and accrued expenses	34	9,009,307	8,736,690
Provision for land subsidence, restoration, rehabilitation and environmental costs	35	2,616,998	2,900,054
Amounts due to Parent Company and its subsidiary companies		190,150	190,408
Borrowings - due within one year	36	23,903,217	10,871,689
Long term payable and provision - due within one year	39	398,566	398,794
Derivative financial instruments	37	5,442	81,602
Tax payable		204,418	113,442

		40,535,464	27,329,883
Liabilities directly associated with assets classified as held for sale	32	1,520,831	—

TOTAL CURRENT LIABILITIES		42,056,295	27,329,883

NON-CURRENT LIABILITIES
Borrowings - due after one year	36	45,576,588	50,566,399
Deferred tax liabilities	40	7,823,565	7,554,413
Provision for land subsidence, restoration, rehabilitation and environmental costs	35	582,741	529,953
Long term payable and provision - due after one year	39	631,032	1,118,950

TOTAL NON-CURRENT LIABILITIES		54,613,926	59,769,715

TOTAL LIABILITIES		96,670,221	87,099,598

CAPITAL AND RESERVES
Share capital	41	4,918,400	4,918,400
Reserves	41	30,451,501	33,807,446

Equity attributable to equity holders of the Company		35,369,901	38,725,846
Owners of perpetual capital security	42	6,661,683	2,521,456
Non-controlling interests
- Perpetual capital security	42	1,854,837	1,851,903
- Subordinated capital notes	43	3,102	3,102
- Other		1,912,131	2,896,209

TOTAL EQUITY		45,801,654	45,998,516

TOTAL LIABILITIES AND EQUITY		142,471,875	133,098,114

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUTY

	Share capital RMB’000 (note 41)	Share premium RMB’000	Future development fund RMB’000 (note 41)	Statutory common reserve fund RMB’000 (note 41)	Translation reserve RMB’000	Investment revaluation reserve RMB’000	Cash flow hedge reserve RMB’000	Retained earnings RMB’000	Attributable to equity holders of the Company RMB’000	Non-controlling interests RMB’000	Total RMB’000

Balance at January 1, 2013	4,918,400	2,981,002	4,796,004	4,975,378	(79,111)	67,598	(53,217)	27,923,980	45,530,034	3,190,096	48,720,130

Profit (loss) for the year	—	—	—	—	—	—	—	777,368	777,368	(962,821)	(185,453)
Other comprehensive income (loss):
- Fair value change of available-for-sale investments	—	—	—	—	—	3,962	—	—	3,962	—	3,962
- Cash flow hedge reserve recognized	—	—	—	—	—	—	(697,568)	—	(697,568)	(212,430)	(909,998)
- Exchange difference arising on translation of foreign operations	—	—	—	—	(3,153,237)	—	—	—	(3,153,237)	(531,292)	(3,684,529)

Total comprehensive income (loss) for the year	—	—	—	—	(3,153,237)	3,962	(697,568)	777,368	(3,069,475)	(1,706,543)	(4,776,018)

Transactions with owners
- Acquisition of Hao Sheng	—	—	—	—	—	—	—	—	—	2,401,737	2,401,737
- Increase of the registered capital of Hao Sheng	—	—	—	—	—	—	—	—	—	75,540	75,540
- Stamp duty arising from the restructuring of Australian subsidiaries	—	—	—	—	—	—	—	(71,140)	(71,140)	—	(71,140)
- Set up of Rizhao	—	—	—	—	—	—	—	—	—	147,000	147,000
- Appropriations to and utilization of reserves	—	—	(820,272)	535,945	—	—	—	284,327	—	—	—
- Dividends	—	—	—	—	—	—	—	(1,770,624)	(1,770,624)	(60,277)	(1,830,901)
- Acquisition of non-controlling interests	— —	—	—	—	—	—	—	(240,117)	(240,117)	(440,170)	(680,287)

Total transactions with owners	—	—	(820,272)	535,945	—	—	—	(1,797,554)	(2,081,881)	2,123,830	41,949

Balance at December 31, 2013	4,918,400	2,981,002	3,975,732	5,511,323	(3,232,348)	71,560	(750,785)	26,903,794	40,378,678	3,607,383	43,986,061

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)

	Attributable to equity holders of the Company								Total RMB’000	Perpetual Capital Securities issued by the Company RMB’000 (note 42a)	Non-controlling interests			Total RMB’000
	Share capital RMB’000 (note 41)	Share premium RMB’000	Future development fund RMB’000 (note 41)	Statutory common reserve fund RMB’000 (note 41)	Translation reserve RMB’000	Investment revaluation reserve RMB’000	Cash flow hedge reserve RMB’000	Retained earnings RMB’000			Perpetual Capital Securities issued by a subsidiary RMB’000 (note 42b)	Subordinated Capital Notes RMB’000 (note 43)	Others RMB’000

Balance at January 1, 2014	4,918,400	2,981,002	3,975,732	5,511,323	(3,232,348)	71,560	(750,785)	26,903,794	40,378,678	—	—	—	3,607,383	43,986,061

Profit (loss) for the year	—	—	—	—	—	—	—	766,158	766,158	36,456	82,079	—	(397,590)	487,103

Other comprehensive income (loss):

- Fair value change of available-for-sale investments	—	—	—	—	—	57,412	—	—	57,412	—	—	—	—	57,412

- Share of comprehensive income from associate	—	—	—	—	—	11,213	—	—	11,213	—	—	—	—	11,213

- Cash flow hedge reserve recognized	—	—	—	—	—	—	(705,157)	—	(705,157)	—	—	—	(208,353)	(913,510)

- Exchange difference arising on translation of foreign operations	—	—	—	—	(1,684,090)	—	—	—	(1,684,090)	—	—	—	(105,231)	(1,789,321)

Total comprehensive income (loss) for the year	—	—	—		(1,684,090)	68,625	(705,157)	766,158	(1,554,464)	36,456	82,079	—	(711,174)	(2,147,103)

Transactions with owners

- Issuance of Subordinated Capital Notes	—	—	—	—	—	—	—	—	—	—	—	3,102	—	3,102
- Issuance of perpetual capital securities	—	—	—	—	—	—	—	—	—	2,485,000	1,835,747	—	—	4,320,747
- Distribution paid to holders of perpetual capital securities	—	—	—	—	—	—	—	—	—	—	(65,923)	—	—	(65,923)
- Appropriations to and utilization of reserves	—	—	(2,316,285)	418,788	—	—	—	1,897,497	—	—	—	—	—	—
- Dividends	—	—	—	—	—	—	—	(98,368)	(98,368)	—	—	—	—	(98,368)

Total transactions with owners	—	—	(2,316,285)	418,788	—	—	—	1,799,129	(98,368)	2,485,000	1,769,824	3,102	—	4,159,558

Balance at December 31, 2014	4,918,400	2,981,002	1,659,447	5,930,111	(4,916,438)	140,185	(1,455,942)	29,469,081	38,725,846	2,521,456	1,851,903	3,102	2,896,209	45,998,516

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)

	Attributable to equity holders of the Company									Total RMB’000	Perpetual Capital Securities issued by the Company RMB’000 (note 42a)	Non-controlling interests			Total RMB’000
	Share capital RMB’000 (note 41)	Capital reserve RMB’000	Share premium RMB’000	Future development fund RMB’000 (note 41)	Statutory common reserve fund RMB’000 (note 41)	Translation reserve RMB’000	Investment revaluation reserve RMB’000	Cash flow hedge reserve RMB’000	Retained earnings RMB’000			Perpetual Capital Securities issued by a subsidiary RMB’000 (note 42b)	Subordinated Capital Notes RMB’000 (note 43)	Others RMB’000

Balance at January 1, 2015	4,918,400	—	2,981,002	1,659,447	5,930,111	(4,916,438)	140,185	(1,455,942)	29,469,081	38,725,846	2,521,456	1,851,903	3,102	2,896,209	45,998,516

Profit (loss) for the year	—	—	—	—	—	—	—	—	164,459	164,459	346,227	140,593	—	(518,659)	132,620

Other comprehensive income (loss):

- Fair value change of available-for-sale investments	—	—	—	—	—	—	(116,304)	—	—	(116,304)	—	—	—	—	(116,304)

- Share of comprehensive income from associate	—	—	—	—	—	—	7,084	—	—	7,084	—	—	—	—	7,084

- Share of comprehensive income from joint ventures	—	—	—	—	—	—	73,995	—	—	73,995	—	—	—	20,870	94,865

- Cash flow hedge reserve recognized	—	—	—	—	—	—	—	98,687	—	98,687	—	—	—	7,796	106,483

- Exchange difference arising on translation of foreign operations	—	—	—	—	—	(3,463,859)	(2,200)	—	—	(3,466,059)	—	—	—	(653,345)	(4,119,404)

Total comprehensive income (loss) for the year	—		—	—	—	(3,463,859)	(37,425)	98,687	164,459	(3,238,138)	346,227	140,593	—	(1,143,338)	(3,894,656)

Transactions with owners		—

- Issuance of Subordinated Capital Notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Issuance of perpetual capital securities	—	—	—	—	—	—	—	—	—	—	3,964,000	—	—	—	3,964,000
- Distribution paid to holders of perpetual capital securities	—	—	—	—	—	—	—	—	—	—	(170,000)	(137,659)	—	—	(307,659)

- Increase capital to Zhongyin Financial	—	—	—	—	—	—	—	—	—	—	—	—	—	60,127	60,127
- Establishment of Ruifeng	—	—	—	—	—	—	—	—	—	—	—	—	—	98,000	98,000
- Establishment of Jintong	—	—	—	—	—	—	—	—	—	—	—	—	—	1,133	1,133
- Appropriations to and utilization of reserves	—	—	—	(680,786)	22,392	—	—	—	658,394	—	—	—	—	—	—
- Share repurchased and not yet cancelled (Note 41)	—	(19,439)	—	—	—	—	—	—	—	(19,439)	—	—	—	—	(19,439)
- Dividends	—	—	—	—	—	—	—	—	(98,368)	(98,368)	—	—	—	—	(98,368)

Total transactions with owners	—	(19,439)	—	(680,786)	22,392	—	—	—	560,026	(117,807)	3,794,000	(137,659)	—	159,260	3,697,794

Balance at December 31, 2015	4,918,400	(19,439)	2,981,002	978,661	5,952,503	(8,380,297)	102,760	(1,357,255)	30,193,566	35,369,901	6,661,683	1,854,837	3,102	1,912,131	45,801,654

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

		Year ended December 31,
	NOTES	2015 RMB’000	2014 RMB’000	2013 RMB’000

OPERATING ACTIVITIES

(Loss) Profit before income taxes	13	622,257	1,599,910	(580,268)
Adjustments for:
Interest expenses		2,484,411	2,183,581	1,765,777
Interest income	10	(1,296,787)	(835,931)	(489,348)
Dividend income	10	(31,981)	(7,385)	(71,395)
Net unrealized foreign exchange loss(gain)		497,369	(359,665)	581,145
Depreciation of property, plant and equipment	24	3,742,576	3,078,755	3,124,953
Release of prepaid lease payments	13	21,334	18,888	18,728
Gain on sale of investment in securities	10	(204,331)	—	—
Bargain purchase	10	—	(147,993)	—
Gain on acquisition of additional interest in joint operation	10	(30,930)	—	—
Amortization of intangible assets	13	719,391	1,116,482	1,325,078
Provision (Reversal) of impairment loss on accounts receivable and other receivables, net	13	56,575	6,261	(742)
Provision (Reversal) of impairment loss on intangibles assets		—	(731,332)	2,052,238
Provision of impairment loss on goodwill	25	326,918	—	—
Provision of impairment loss on inventories		26,437	8,621	58,274
Reversal of impairment loss on inventories		(18,858)	—	—
Share of loss of joint ventures	30	170,458	320,829	376,032
Share of profit of associates	27	(502,364)	(310,604)	(233,897)
Loss on fair value change of contingent value rights shares liabilities		—	18,314	241,223
Gain on disposal of property, plant and equipment	13	(9,069)	(5,986)	(14,973)
Loss on disposal of intangible assets		—	—	4,400

Operating cash flows before movements in working capital		6,573,406	5,952,745	8,157,225

(Increase) Decrease in bills and accounts receivable		983,200	1,847,613	(1,722,004)
(Increase) Decrease in inventories		(426,852)	43,467	(264,844)
Movement in provision for land subsidence, restoration, rehabilitation and environmental cost		(198,029)	(381,325)	170,486
Increase in prepaid lease payment		(146,589)	(123,079)	—
Increase (Decrease) in prepayments and other current assets		185,814	(773,056)	(1,377,975)
Increase (Decrease) in bills and accounts payable		229,657	1,571,594	(3,187,931)
Increase (Decrease) in other payables and accrued expenses		112,304	(182,329)	(1,223,267)
Decrease in long-term payable and provision		(623,013)	(807,331)	(35,670)

Cash generated from operations		6,689,898	7,148,299	516,020

Income taxes paid		(1,556,305)	(2,219,435)	(1,755,881)
Interest paid		(2,553,742)	(1,815,292)	(1,624,380)
Interest received		1,269,505	814,714	478,572
Dividend received	10	31,981	7,385	71,395
Dividend received from associates		465,873	236,145	113,216

NET CASH FROM (USED IN) OPERATING ACTIVITIES		4,347,210	4,171,816	(2,201,058)

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS (continued)

		Year ended December 31,
	NOTES	2015	2014	2013
		RMB’000	RMB’000	RMB’000

INVESTING ACTIVITIES

Decrease (Increase) in term deposits		2,152,436	(723,340)	(1,286,055)
(Increase) Decrease in restricted cash		(81,024)	(186,056)	43,748
Purchase of property, plant and equipment		(12,309,864)	(5,800,186)	(10,221,406)
Decrease (Increase) in long term receivables		73,994	(246,379)	(245,779)
(Increase) Decrease in deposit made on investments		—	3,000	(4,000)
Proceeds on disposal of property, plant and equipment		3,404,790	81,132	80,236
Investments in securities		(6,720)	(100,671)	(202)
Investment in securities of Qilu Bank		(782,948)	—	—
Proceeds from sale of investments in securities		445,073	15	—
Investment in an associate	27	(1,514,560)	(125,000)	—
Repayment from/(Advance to) an associate		1,250,000	(1,250,000)	—
Acquisition of Moolarben	48	(93,148)	—	—
Acquisition of Donghua	47	(586,354)	—	—
Acquisition of Ashton	46	—	(58,679)	—
Acquisition of Hao Sheng		—	—	(802,089)
Acquisition of Xintai		—	—	(680,287)
Purchase of intangible assets	23	(155,048)	(128,627)	(388,536)

NET CASH USED IN INVESTING ACTIVITIES		(8,203,373)	(8,534,791)	(13,504,370)

FINANCING ACTIVITIES

Dividends paid		(98,368)	(98,368)	(1,770,624)
Proceeds from bank borrowings		12,910,157	8,072,750	21,103,061
Repayment of bank borrowings		(9,751,530)	(6,193,233)	(10,000,905)
Repayment of other borrowings		(17,522)	(209,774)	(2,057,376)
Proceeds from issuance of guaranteed notes		9,996,667	9,932,220	5,997,500
Proceeds from issuance of perpetual capital securities		3,964,000	4,320,747	—
Proceeds from issuance of subordinated capital notes		—	3,102	—
Repurchase of contingent value rights shares		—	(1,373,523)	—
Repayment of guaranteed notes		(5,761,761)	(5,995,833)	—
Proceeds from other borrowings		—	300,000	—
Payment of repurchase of shares	41	(19,439)	—	—
Distribution paid to holders of perpetual capital securities		(307,659)	(65,923)	—
Dividends paid to non-controlling interests of a subsidiary		—	—	(60,277)
Contribution from non-controlling interests		159,260	—	75,540

NET CASH FROM FINANCING ACTIVITIES		11,073,805	8,692,165	13,286,919

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		7,217,642	4,329,190	(2,418,509)

CASH AND CASH EQUIVALENTS, AT JANUARY 1		15,041,928	10,922,637	12,717,358

EFFECT OF FOREIGN EXCHANGE RATE CHANGES		233,430	(209,899)	623,788
INCLUDED IN ASSETS HELD FOR SALE		(2,317,880)	—	—

CASH AND CASH EQUIVALENTS, AT DECEMBER 31, REPRESENTED BY BANK BALANCES AND CASH		20,175,120	15,041,928	10,922,637

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Organization and principal activities

Yanzhou Coal Mining Company Limited (the “Company”) is established as a joint stock company with limited liability in the People’s Republic of China (the “PRC”). In April 2001, the status of the Company was changed to that of a Sino-foreign joint stock limited company. The Company’s A shares are listed on the Shanghai Stock Exchange (“SSE”), its H shares are listed on The Stock Exchange of Hong Kong (the “SEHK”), and its American Depositary Shares (“ADS”, one ADS represents 10 H shares) are listed on the New York Stock Exchange, Inc. The addresses of the registered office and principal place of business of the Company are 298 Fushan South Road, Zoucheng, Shandong Province, PRC.

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

The principal activities of the Company’s subsidiaries, associates, joint ventures and joint operations are set out in notes 57, 27, 30 and 31 respectively.

As at December 31, 2015, the Company and all its subsidiaries (collectively referred to as the “Group”) had net current assets of RMB6,754,770,000 (2014: RMB10,756,460,000) and total assets less current liabilities of RMB100,415,580,000 (2014: RMB105,768,231,000).

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

In 2012, the Company entered into an agreement for investment in Shandong Coal Trading Centre Co., Limited (“Trading Centre”) with two independent parties. The Company contribute RMB51,000,000 which represents 51% of the equity interest in Trading Centre. The principal activities of Trading Centre is to provide coal trading and relevant advisory services. Trading Centre has not yet commenced any business.

In 2010, the Company entered into a co-operative agreement with three independent third parties to acquire 51% equity interest of Inner Mongolia Hao Sheng Coal Mining Limited (“Hao Sheng”) and obtained the mining rights of the Shilawusu Coal Field (“the mining right”) in the name of Hao Sheng. From 2011 to 2013, the Company entered into agreements with contract parties to further acquire equity interest in Hao Sheng and increase Hao Sheng’s registered capital. Upon completion of these agreements during the period, the Company owns 74.82% equity interest in Hao Sheng with total consideration of RMB 7,136,536,000. During the year ended December 31, 2014, the Company made additional contribution of RMB 224,460,000 in proportionate its equity interest. During the year, the Company made additional contribution of RMB137,420,000 to registered capital and the shareholding increased to 77.75%. As at December 31, 2015, Hao Sheng has not commenced any business.

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

In 2014, the Company entered into a co-operative agreement with Yancoal International and contributed RMB500,000,000 to set up Zhongyin Financial Leasing Company Limited (“Zhongyin Financial”) in Shanghai Pilot Free Trade Zone, to provide finance lease, lease consultation and guaranteed and commercial insurance service for finance lease business. The registration process was completed on May 20, 2014. In January 2015, the Company entered additional contribution agreement with Yancoal International and a third party, Shandong Yongzheng Investment development Co., Ltd. The additional contribution of RMB1,560,000,000 was made to registered capital. The registration completed on July 14, 2015 and the shareholding of the Company decreased from 100% to 97%.

In 2014, the Company invested RMB300,000,000 to set up a wholly-owned subsidiary of Shandong Zhongyin Logistics & Trade Company Limited (“Zhongyin Logistics”), mainly engaged in the business of sales of coal and procurement of coal mining machinery and equipment parts.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

1.	GENERAL (continued)

In 2014, the Company invested RMB10,000,000 to set up a wholly-owned subsidiary of Duanxin Investment Holding (Beijing) Company Limited (“Duanxin”), mainly engaged in the business of consultancy service of operation management and investment management. During the year, the Company made additional contribution of RMB800,000,000 to registered capital without any change in shareholding. As at the end of the reporting period, Duanxin has not yet commenced any business.

On July 27, 2015, the Company acquired 100% equity interest of Yankuang Donghua Heavy Industry Limited (“Donghua”) at a consideration of RMB676,000,000 from the Parent Company. Donghua owns five subsidiaries, the principal activities of Donghua are manufacturing of comprehensive coal mining and excavating equipment.

In August 2015, a subsidiary of Donghua, Yankuang Group Jintong Rubber Company Limited (“Jintong”) entered into a cooperation agreement with a related company, Yankuang Overseas Energy Development Co., Ltd to set up a company, Yankuang Jintong Latin American Co., Ltd (“Jintong Latin”), mainly engaged in the business of international trading of rubber products and the relevant technical advisory services. Upon completion of registration procedures, the Company contributed RMB1,180,000 (US$183,600), which represents 51% equity interest of Jintong Latin.

On July 14, 2015, the Company invested RMB200,000,000 to set up a wholly-owned subsidiary of Shandong Duanxin Supply Chain Management Co., Ltd (“Supply Chain”), mainly engaged in the business of transportation and storage service.

On December 7, 2015, the Company entered into a cooperation agreement with a independent third party, Qingdao Shiji Rui Feng Group Co., Ltd to set up a company, Qingdao Zhongyin Ruifeng International Trading Co., Ltd (“Ruifeng”), mainly engaged in the business of international trading of coal products, steel products and machinery. Upon completion of registration procedures, the Company contributed RMB102,000,000, which represents 51% equity interest of Ruifeng.

2.	BASIS OF PREPARATION

These annual consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The consolidated financial statements as presented in Renminbi (“RMB”), which is also the functional currency of the Company.

The consolidated financial statements were approved and authorized for issue by the Board of Directors on April 26, 2016.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

3.	ADOPTION OF NEW AND AMENDED INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, the following amended standards (”amended IFRSs”) applicable to the Group issued by the International Accounting Standards Board (the “IASB”), which are relevant to the Group and effective for the Group’s financial year beginning on January 1, 2015.

Amendments to IFRSs	Annual Improvements to IFRSs 2010-2012 Cycle
Amendments to IFRSs	Annual Improvements to IFRSs 2011-2013 Cycle

Other than as noted below, the adoption of the amended IFRSs had no material impact on how the results and financial position for the current and prior periods have been prepared and presented.

Annual Improvements to IFRSs 2010 – 2012 and 2011 – 2013 Cycles

The amendments contained in these two cycles of annual improvements set out amendments to a number of IFRSs. Other than those that are relevant to the Group, the adoption of these amendments has no material impact on the Group’s consolidated financial results or positions.

Amendments to IFRS 8 “Operating Segments” require disclosures of the judgments made in identifying the reportable segment when operating segments have been aggregated and clarifies that reconciliation between the total reporting segments’ assets and the entity’s assets is required only if the segment assets are regularly reported to the chief operating decision maker. The amendments do not have any impact on the Group’s operating segment after directors’ assessment.

Amendments to IAS 24 “Related Party Disclosures” amends the definition of a ‘related party’ to include ‘management entities’ that provide key management personnel services to the reporting entity, requires the disclosure of the amounts recognised as a service fee to a separate management entity for the provision of the key management personnel services and provides a relief so that disclosure of components of the compensation to key management personnel where is paid via a management entity is not required. The amendments do not have any impact on the Group’s related party disclosures as the Group did not pay any service fee to a separate management entity for the provision of the key management personnel services.

Issued but not yet effective IFRSs

At the date of authorisation of these consolidated financial statements, certain new and amended IFRSs have been published but are not yet effective, and have not been adopted early by the Group.

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

Issued but not yet effective IFRSs (continued)

IFRS 9 (2014) “Financial instruments”

The release of IFRS 9 “Financial Instruments” (2014) represents the completion of the project to replace IAS 39. The new standard introduces extensive changes to IAS 39’s guidance on the classification and measurement of financial assets and introduces a new ‘expected credit loss’ model for the impairment of financial assets. IFRS 9 also provides new guidance on the application of hedge accounting.

The directors have started to assess the impact of IFRS 9 but are not yet in a position to provide quantified information. At this stage the main areas of expected impact are as follows:

•	the classification and measurement of the Group’s financial assets will need to be reviewed based on the new criteria that considers the assets’ contractual cash flows and the business model in which they are managed

•	an expected credit loss-based impairment will need to be recognised on the Group’s bills and accounts receivable (see note 18), unless classified as at fair value through profit or loss in accordance with the new criteria.

•	it will no longer be possible to measure equity investments at cost less impairment and all such investments will instead be measured at fair value. Changes in fair value will be presented in profit or loss unless the Group makes an irrevocable designation to present them in other comprehensive income.

•	if the Group continues to elect the fair value option for certain financial liabilities, fair value movements will be presented in other comprehensive income to the extent those changes relate to the Group’s own credit risk.

IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018.

IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 presents new requirements for the recognition of revenue, replacing IAS 18 “Revenue”, IAS 11 “Construction Contracts”, and several revenue-related Interpretations. The new standard establishes a control-based revenue recognition model and provides additional guidance in many areas not covered in detail under existing IFRSs, including how to account for arrangements with multiple performance obligations, variable pricing, customer refund rights, supplier repurchase options, and other common complexities.

IFRS 15 is effective for annual periods beginning on or after January 1, 2018. The directors have started to assess the impact of IFRS 15 but are not yet in a position to provide quantified information.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

3.	ADOPTION OF NEW AND AMENDED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Issued but not yet effective IFRSs (continued)

IFRS 16 “Lease”

IFRS 16 applies a control model to the identification of leases, distinguishing between leases and service contracts on the basis of whether there is an identified asset controlled by the customer. Significant changes to lessee accounting are introduced, with the distinction between operating and finance leases removed and assets and liabilities recognised in respect of all leases. In contrast, the Standard does not include significant changes to the requirements for accounting by lessors. The Standard supersedes IAS 17 Leases and its associated interpretative guidance. It is effective for annual periods beginning on or after January 1, 2019 with earlier application permitted for entities that have also adopted IFRS 15 Revenue from Contracts with Customers. The Group is yet to assess IFRS 16’s full impact.

Amendments to IFRS 11 Joint Arrangements

These amendments provide guidance on the accounting for acquisitions of interests in joint operations constituting a business. The amendments require all such transactions to be accounted for using the principles on business combinations accounting in IFRS 3 ‘Business Combinations’ and other IFRSs except where those principles conflict with IFRS 11. Acquisitions of interests in joint ventures are not impacted by this new guidance.

The amendments are effective for reporting periods beginning on or after January 1, 2016.

4.	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are stated at fair value. The accounting policies are set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to December 31, each year.

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

Basis of consolidation (continued)

The Group includes the income and expenses of a subsidiary in the consolidated financial statements from the date it gains control until the date when the Group ceases to control the subsidiary.

Intra-group transactions, balances and unrealised gains and losses on transactions between group companies are eliminated in preparing the consolidated financial statements. Where unrealised losses on intra-group asset sales are reversed on consolidation, the underlying asset is also tested for impairment from the Group’s perspective. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

Non-controlling interests represent the equity on a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the Group can elect to measure any non-controlling interests either at fair value or at their proportionate share of the subsidiary’s net identifiable assets.

Non-controlling interests are presented in the consolidated statement of financial position within equity, separately from the equity attributable to the owners of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statement of profit or loss and other comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the owners of the Company.

Changes in the Group’s interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised.

When the Group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39 “Financial Instruments: Recognition and Measurement” or, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

In the Company’s statement of financial position, subsidiaries are carried at cost less any impairment loss unless the subsidiary is held for sale or included in a disposal group. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment.

The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable at the reporting date. All dividends whether received out of the investee’s pre or post-acquisition profits are recognised in the Company’s profit or loss.

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

Where the consideration the Group transfers in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and considered as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with the corresponding adjustments being made against goodwill or gain on bargain purchase. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period about facts and circumstances that existed as of the acquisition date. Measurement period does not exceed one year from the acquisition date. The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounting for within equity. Contingent consideration that is classified as a financial liability is remeasured at subsequent reporting dates at fair value with corresponding gain or loss being recognised in profit or loss.

Changes in the value of the previously held equity interest recognised in other comprehensive income and accumulated in equity before the acquisition date are reclassified to profit or loss when the Group obtains control over the acquiree.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognised, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognised as of that date.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Interest in associates

An associate is an entity over which the Group has significant influence, which is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies.

In consolidated financial statements, an investment in an associate is initially recognised at cost and subsequently accounted for using the equity method.

Under the equity method, the Group’s interest in the associate is carried at cost and adjusted for the post-acquisition changes in the Group’s share of the associate or joint venture’s net assets less any identified impairment loss, unless it is classified as held for sale. The profit or loss for the year includes the Group’s share of the post-acquisition, post-tax results of the associate for the year, including any impairment loss on the investment in associate recognised for the year. The Group’s other comprehensive income for the year includes its share of the associate’s other comprehensive income for the year.

Unrealised gains on transactions between the Group and its associate are eliminated to the extent of the Group’s interest in the associates except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

When the Group’s share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate. For this purpose, the Group’s interest in the associate is the carrying amount of the investment under the equity method together with the Group’s long-term interests that in substance form part of the Group’s net investment in the associate.

The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in associates. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 “Impairment of Assets” as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment and the reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

In all other cases, when the Group ceases to have significant influence over an associate, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset.

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

Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions relating about relevant activities require the unanimous consent of the parties sharing control.

Joint ventures are accounted for using the equity method and the details of equity method of accounting have been set out in the accounting policy for interests in associates. When a group entity transacts with a joint venture of the Group, unrealized profits and losses are eliminated to the extent of the Group’s interest in the joint venture.

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

Assets classified as held for sales

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale or loss of control transaction rather than through continuing use. This condition is regarded as met only when the asset (or disposal group) is available for immediate sale or disposal in its present condition subject only to terms that are usual and customary for sales or disposals of such assets (or disposal group) and the transaction is highly probable. Management must be committed to the transaction, which should be expected to qualify for recognition as a completed transaction within one year from the date of classification.

When the Group is committed to a sale plan or other transaction involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

Intangible assets and property, plant and equipment once classified as held for sale or distribution are not amortised or depreciated. In addition, equity accounting of equity-accounted investees ceases once classified as held for sale.

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

Sales of goods (including coal, methanol and equipment manufacturing) are recognized upon transfer of the significant risks and rewards of ownership to the customer. This is usually taken as the time when the goods are delivered and the customer has accepted the goods.

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

Exploration and evaluation expenditure comprises costs that are directly attributable to :

•	Researching and analyzing existing exploration data;

•	Conducting geological studies, exploratory drilling and sampling;

•	Examining and testing extraction and treatments methods; and/or

•	Compiling pre-feasibility and feasibility studies.

These costs include employee remuneration, materials and fuel used, rig costs and payments made to contractors.

Exploration expenditure relates to the initial search for deposits with economic potential. Expenditure on exploration activity is not capitalized.

Evaluation expenditure relates to a detailed assessment of deposits or other projects that have been identified as having economic potential. Capitalization of evaluation expenditure commences when there is a high degree of confidence that the Group will determine that a project is commercially viable, i.e. the project will provide a satisfactory return relative to its perceived risks, and therefore it is considered probable that future economic benefits will flow to the Group.

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

Capitalized exploration and evaluation expenditure considered to be tangible is recorded as a component of property, plant and equipment. Otherwise, it is recorded as an intangible asset. Exploration and evaluation expenditure acquired in a business combination are recognized at their fair value at the acquisition date (the fair value of potential economically recoverable reserves at the acquisition date which is shown as “Mining resources”).

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Exploration and evaluation expenditure (continued)

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable (i.e. when proved reserves of coal are determined and development is approved by management), the exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining reserves or property, plant and equipment. When production commences, the accumulated costs for the relevant area of interest are amortized over the life of the area according to the rate of depletion of the economically recoverable reserves.

On reclassification, the carrying amounts of exploration and evaluation assets are also reviewed and, where appropriate, written down to their recoverable amount.

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

Inventories

Inventories of coal, methanol and equipment are stated at the lower of cost and net realizable value. Cost, which comprises direct materials and, where applicable, direct labour and overheads that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average method. Net realizable value represents the estimated selling price less all further costs to completion and costs to be incurred in selling, marketing and distribution.

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

Overburden in advance (continued)

Amortization is provided on the units-of-production method over the life of the identified component of orebody. The units-of-production method results in an amortization charge proportional to the depletion of the economically recoverable mineral resources (comprising proven and probable reserves).

Stripping costs that do not satisfy the asset recognition criteria are expensed.

Taxation

Income tax comprises current tax and deferred tax.

Current income tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting period, that are unpaid at the reporting date. They are calculated according to the tax rates and tax laws applicable to the fiscal periods to which they relate, based on the taxable profit for the year. All changes to current tax assets or liabilities are recognised as a component of tax expense in profit or loss.

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

Current tax assets and current tax liabilities are presented in net if, and only if,

(a)	the Group has the legally enforceable right to set off the recognised amounts; and

(b)	intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Deferred tax is calculated using the liability method on temporary differences at the reporting date between the carrying amounts of assets and liabilities in the financial statements and their respective tax bases. Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are recognised for all deductible temporary differences, tax losses available to be carried forward as well as other unused tax credits, to the extent that it is probable that taxable profit, including existing taxable temporary differences, will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilised.

Deferred tax assets and liabilities are not recognised if the temporary difference arises from goodwill or from initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither taxable nor accounting profit or loss.

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

Taxation (continued)

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Changes in deferred tax assets or liabilities are recognised in profit or loss, or in other comprehensive income or directly in equity if they relate to items that are charged or credited to other comprehensive income or directly in equity.

The Group presents deferred tax assets and deferred tax liabilities in net if, and only if,

(a)	the entity has a legally enforceable right to set off current tax assets against current tax liabilities; and

(b)	the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either:

(i)	the same taxable entity; or

(ii)	different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

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

Foreign currencies

In the individual financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e., the currency of the primary environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date.

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

In the consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into the presentation currency of the Company (i.e. Renminbi) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate). Such exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

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

Financial assets

The Group’s accounting policies for financial assets other than investments in subsidiaries, associates and joint ventures are set out below.

Financial assets are classified into the following categories:

•	financial assets at fair value through profit or loss

•	loans and receivables

•	available-for-sale financial assets

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

Financial instruments (continued)

Financial assets (continued)

Financial assets at fair value through profit or loss (continued)

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

For available-for-sale investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments, they are measured at cost less any identified impairment losses at each reporting date subsequent to initial recognition (see accounting policy on impairment loss on financial assets below).

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

For all other financial assets, objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	default or delinquency in interest or principal payments; or

•	it becoming probable that the debtor will enter bankruptcy or financial re-organization.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Impairment of financial assets (continued)

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

Financial instruments (continued)

Derecognition of financial assets and financial liabilities

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

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amount is recognised in profit or loss.

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Related Parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(1)	has control or joint control over the Group;

(2)	has significant influence over the Group; or

(3)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(1)	The entity and the Group are members of the same Group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(2)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a Group of which the other entity is a member);

(3)	The entity and the Group are joint ventures of the same third party;

(4)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(5)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(6)	The entity is controlled or jointly controlled by a person identified in (a); or

(7)	A person identified in (a)(1) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

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

Provision for land subsidence, restoration, rehabilitation and environmental costs

The provision (note 35) is reviewed regularly to verify that it properly reflects the remaining obligation arising from the current and past mining activities. Provision for land subsidence, restoration, rehabilitation and environmental costs are determined by the management based on their best estimates of the current and future costs, latest government policies and past experiences.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

5.	ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (continued)

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As at December 31, 2015, the carrying amount of goodwill is RMB2,296,083,000 (2014: RMB2,232,751,000). During the year ended December 31, 2015, the impairment loss on goodwill amounted to RMB326,918,000 (2014: nil) was recognised by the Group and details are set out in note 25.

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

Estimated impairment of property, plant and equipment

When there is an impairment indicator, the Group takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. Where the actual future cash flows are less than expected, a material impairment loss may arise. In estimating the future cash flows, the management have taken into account the recent production and technical advancement. As prices and cost levels change from year to year, the estimate of the future cash flow also changes. Notwithstanding the management has used all the available information to make their impairment assessment, inherent uncertainty exists on conditions of the mine and of the environment and actual written off may be higher than the amount estimated. As at December 31, 2015, the carrying amounts of property, plant and equipment is approximately RMB45,615,970,000 (2014: RMB44,174,612,000). During the year ended December 31, 2015, no property, plant and equipment was written off as expenses (2014: nil; 2013: nil). In addition, during the year ended December 31, 2015, no impairment loss on property, plant and equipment (2014: nil; 2013: nil) was recognized by the Group and the details of impairment are set out in note 24.

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

The recoverable amount of cash generating units is assessed by management at the operating segment level. Business performance is reviewed by management on a mine by mine basis and each mine is considered to be a separate cash generating unit. The recoverable amount of each cash generating unit at December 31, 2015 was determined using the value in use method.

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

Based on the impairment review, the recoverable amounts of coal reserves of Moolarben and Stratford & Duralie, both of which are coal mines of Yancoal Australia, were determined to be above than the carrying amounts and hence resulting with no impairment loss to be recognised. The cash flow forecast used assumed an average long term real coal prices of US$55 – US$166 per tonne (2014: US$76 – US$184 per tonne), AUD/US$ exchange rate of $0.73 without any significant fluctuation over the next five years (2014: decline from US$0.82 to US$0.78) and a post-tax discount rate of 10.5% (2014: 11%). Production and capital costs were based on the estimate of forecasted geological conditions, stage of existing plant and equipment and future production levels. The recoverable amount is also dependent on the life of mines which is based on the annual coal production forecast.

Allowance for doubtful debts

The Group determines the provision for impairment on bills and accounts receivable (Note 18) and other receivables (Note 21). This estimate is based on the credit history of the customers and the current market condition. The management reassesses the adequacy of provision on a regular basis by reviewing the individual account based on credit quality and past credit history, ongoing relationship with the Group and any prior knowledge of debtor insolvency or other credit risk which might not be easily accessible public information and market volatility might bear a significant impact which might not be easily ascertained.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

5.	ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (continued)

Exploration and evaluation expenditure

Under the Group’s accounting policy, exploration expenditure is not capitalized. Evaluation expenditure is capitalized when there is a high degree of confidence that the Group will determine that a project is commercially viable and therefore it is considered probable that future economic benefits will flow to the Group.

There are occasions when the Group concludes that the asset recognition criteria are met at an earlier stage than approval to proceed. In these cases, evaluation expenditure is capitalised if there is a high degree of confidence that the Group will determine the project is commercially viable. The Group’s view is that a high degree of confidence is greater than “more likely than not” (that is greater than 50 per cent certainty) and less than “virtually certain” (that is less than 90 per cent certainty). Determining whether there is a high degree of confidence that the Group will determine that an evaluation project is commercially viable requires a significant degree of judgment and assessment of all relevant factors such as the nature and objective of the project; the project’s current stage and project timeline; current estimates of the project’s net present value including sensitivity analyses for the key assumptions; and the main risks of the project. Development expenditure incurred prior to the decision to proceed is subject to the same criteria for capitalization, being a high degree of confidence that the Group will determine that a project is commercially viable.

In accordance with IFRS 6 “Exploration for and Evaluation of Mineral Resources”, the criteria for the capitalization of evaluation costs are applied consistently from period to period.

Subsequent recovery of the carrying value for evaluation costs depends on successful development or sale of the undeveloped project. If a project does not prove viable, all irrecoverable costs associated with the project net of any related impairment provisions are charged to the income statement.

Acquisition of subsidiaries

In 2014 and 2015, the Group acquired subsidiaries and businesses as set out in note 46, 47 and 48. The Group determined whether the acquisition are to be accounted for as acquisition of business or as acquisition of assets by reference to a number of factors including (i) whether the acquiree has relevant input, process or output; (ii) whether the acquire has planned principal activities or is pursuing a plan to produce output and will be able to obtain access to customers.

In addition, the management also made judgement to determine if the Group has taken control over the subsidiaries or assets acquired as from time to time, the registration of transfer of certain operating licences may not be changed immediately upon the payment of consideration.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

6.	SEGMENT INFORMATION

The Group is engaged primarily in the mining business. The Group is also engaged in the coal railway transportation business. The Company does not currently have direct export rights in the PRC and all of its export sales is made through China National Coal Industry Import and Export Corporation (“National Coal Corporation”), Minmetals Trading Co., Ltd. (“Minmetals Trading”) or Shanxi Coal Imp. & Exp. Group Corp. (“Shanxi Coal Corporation”). The exploitation right of the Group’s foreign subsidiaries is not restricted. The final customer destination of the Company’s export sales is determined by the Company, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. Certain of the Company’s subsidiaries and associates are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes and financial services in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of these businesses, which are currently included in the mining business segment, are insignificant to the Group. Certain of the Company’s subsidiaries are engaged in production of methanol and other chemical products, and invest in heat and electricity. Upon the acquisition of Donghua, the Group is also engaged in the manufacturing of comprehensive coal mining and excavating equipment.

Gross revenue disclosed below is same as the total revenue.

For management purposes, the Group is currently organized into four operating divisions - coal mining, coal railway transportation, methanol, electricity and heat supply and equipment manufacturing. These divisions are the basis on which the Group reports its segment information.

Principal activities are as follows:

Coal mining	-	Underground and open-cut mining, preparation and sales of coal and potash mineral exploration
Coal railway transportation	-	Provision of railway transportation services
Methanol, electricity and heat supply	-	Production and sales of methanol and electricity and related heat supply services
Equipment manufacturing	-	Manufacturing of comprehensive coal mining and excavating equipment.

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

Unallocated corporate income for the three years ended December 31, 2015 mainly included exchange gain and other sundry items.

Unallocated corporate expenses for the three years ended December 31, 2015 mainly included bank charges, salaries and other employee benefits, miscellaneous taxes and other sundry items.

Unallocated corporate assets at December 31, 2013, 2014 and 2015 mainly included cash at bank, investments in securities, deferred tax assets and other sundry items.

Unallocated corporate liabilities at December 31, 2013, 2014 and 2015 mainly included borrowings, deferred taxation and sundry items.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

6.	SEGMENT INFORMATION (continued)

Segment information about these businesses is presented below:

INCOME STATEMENT

		For the year ended December 31, 2015
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Equipment manufacturing	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

GROSS REVENUE
External	32,875,951	327,311	2,890,906	309,918	—	36,404,086
Inter-segment	397,549	36,527	525,253	450,262	(1,409,591)	—

Total	33,273,500	363,838	3,416,159	760,180	(1,409,591)	36,404,086

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

		For the year ended December 31, 2015
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Equipment manufacturing	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

RESULT
Segment results	2,302,929	6,765	716,440	72,948	—	3,099,082

Unallocated corporate expenses						(1,857,420)
Unallocated corporate income						236,313
Interest income						1,296,787
Share of profit/(loss) of associates	661,022	—	(158,658)	—	—	502,364
Share of loss of joint ventures	(170,458)	—	—	—	—	(170,458)
Interest expenses						(2,484,411)

Profit before income taxes						622,257
Income taxes						(489,637)

Profit for the year						132,620

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

6.	SEGMENT INFORMATION (continued)

BALANCE SHEET

		At December 31, 2015
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Equipment manufacturing	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

ASSETS
Segment assets	111,690,752	381,687	5,268,752	3,146,304	120,487,495

Interests in associates	2,233,665	—	1,030,099	—	3,263,764
Interests in joint ventures	57,479	—	—	—	57,479
Unallocated corporate assets					18,663,137

					142,471,875

LIABILITIES
Segment liabilities	32,980,697	295,693	3,278,533	3,296,306	39,851,229
Unallocated corporate liabilities					56,818,992

					96,670,221

OTHER INFORMATION

		For the year ended December 31, 2015
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Equipment manufacturing	Corporate	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Capital additions (note 1)	9,860,172	28,060	76,866	3,338,487	48,826	13,352,411
Addition of investment in an associate	—	—	—	—	264,560	264,560
Amortization of intangible assets	708,720	—	10,055	603	13	719,391
Release of prepaid lease payments	11,575	5,372	3,690	697	—	21,334
Impairment loss on inventories	26,437	—	—	—	—	26,437
Impairment loss on goodwill	326,918	—	—	—	—	326,918
Depreciation of property, plant and equipment	2,889,848	52,422	415,894	382,295	2,117	3,742,576
Impairment losses charged on accounts receivable and other receivables	41,512	—	—	15,060	3	56,575
Reversal of impairment loss on inventory	(18,858)	—	—	—	—	(18,858)

Note 1:	Capital additions include those arising from the acquisition of Donghua (note 47) and 1% equity interest of Moolarben joint operation (note 48).

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

6.	SEGMENT INFORMATION (continued)

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the year ended December 31, 2014
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

GROSS REVENUE
External	58,539,353	373,617	1,457,794	—	60,370,764
Inter-segment	457,681	74,157	530,671	(1,062,509)	—
Total	58,997,034	447,774	1,988,465	(1,062,509)	60,370,764

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2014
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

RESULT
Segment results	4,555,773	12,801	218,108	—	4,786,682

Unallocated corporate expenses					(1,990,316)
Unallocated corporate income					161,419
Interest income					835,931
Share of profit of associates	304,945	—	5,659	—	310,604
Share of loss of joint ventures	(320,829)	—	—	—	(320,829)
Interest expenses					(2,183,581)

Profit before income taxes					1,599,910
Income taxes					(1,112,807)

Profit for the year					487,103

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

6.	SEGMENT INFORMATION (continued)

BALANCE SHEET

	At December 31, 2014
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000

ASSETS
Segment assets	106,340,138	384,587	5,169,555	111,894,280

Interests in associates	1,766,872	—	1,188,757	2,955,629
Interests in joint ventures	130,867	—	—	130,867
Unallocated corporate assets				18,117,338

				133,098,114

LIABILITIES
Segment liabilities	30,639,691	140,951	3,453,427	34,234,069
Unallocated corporate liabilities				52,865,529

				87,099,598

OTHER INFORMATION

	For the year ended December 31, 2014
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Corporate	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Capital additions (note 1)	5,296,579	4,984	2,096,313	91,527	7,489,403
Addition of investment in an associate	—	—	—	125,000	125,000
Amortization of intangible assets	1,103,089	—	13,393	—	1,116,482
Release of prepaid lease payments	10,302	5,372	3,214	—	18,888
Reversal of impairment loss on intangible assets	(731,332)	—	—	—	(731,332)
Impairment loss on inventories	4,241	—	—	—	4,241
Depreciation of property, plant and equipment	2,594,622	63,055	418,693	2,385	3,078,755
Impairment losses charged (reversed) on accounts receivable and other receivables	6,954	—	(693)	—	6,261

Note 1:	Capital additions include those arising from the acquisition of equity interest in Ashton Coal Mines Limited.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

6.	SEGMENT INFORMATION (continued)

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the year ended December 31, 2013
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

GROSS REVENUE
External	54,444,843	457,898	1,499,085	—	56,401,826
Inter-segment	456,117	43,337	292,994	(792,448)	—

Total	54,900,960	501,235	1,792,079	(792,448)	56,401,826

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

		For the year ended December 31, 2013
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

RESULT
Segment results	1,844,605	22,720	403,702	—	2,271,027

Unallocated corporate expenses					(1,504,126)
Unallocated corporate income					71,395
Interest income					489,348
Share of (loss) profit of associates	(330,158)	—	564,055	—	233,897
Share of loss of joint ventures	(376,032)	—	—	—	(376,032)
Interest expenses					(1,765,777)

Loss before income taxes					(580,268)
Income taxes					394,815

Loss for the year					(185,453)

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

6.	SEGMENT INFORMATION (continued)

BALANCE SHEET

	At December 31, 2013
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000

ASSETS
Segment assets	102,090,643	363,874	5,682,418	108,136,935

Interests in associates	1,561,859	—	1,183,098	2,744,957
Interests in joint ventures	488,350	—	—	488,350
Unallocated corporate assets				16,087,947

				127,458,189

LIABILITIES
Segment liabilities	31,275,948	170,879	3,735,244	35,182,071
Unallocated corporate liabilities				48,290,057
				83,472,128

OTHER INFORMATION

	For the year ended December 31, 2013
	Mining	Coal railway transportation	Methanol, electricity and heat supply	Corporate	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Capital additions (note 1)	18,709,633	22,285	1,519,220	36	20,251,174
Amortization of intangible assets	1,323,031	—	2,047	—	1,325,078
Release of prepaid lease payments	10,020	5,372	3,336	—	18,728
Impairment loss on intangible assets	2,052,238	—	—	—	2,052,238
Impairment loss on inventories	58,274	—	—	—	58,274
Depreciation of property, plant and equipment	2,612,359	68,098	442,392	2,104	3,124,953
Impairment losses (reversed) charged on accounts receivable and other receivables	(3,799)	—	2,683	374	(742)

Note 1:	Capital additions include those arising from the acquisition of Hao Sheng during the year.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

6.	SEGMENT INFORMATION (continued)

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

The geographical information of revenue are as follows:

	Revenue from external customers
	For the year ended December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000

The PRC (place of domicile)	28,686,244	52,912,594	47,299,887
Australia	1,383,976	1,346,979	2,130,591
Others	6,333,866	6,111,191	6,971,348

Total	36,404,086	60,370,764	56,401,826

The geographical information of specified non-current assets are as follows:

	Specified non-current assets
	At December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000

The PRC (place of domicile)	60,771,128	55,636,862	52,741,341
Australia	22,057,202	30,275,107	32,090,208
Canada	1,549,218	1,646,191	1,691,407

Total non-current assets	84,377,548	87,558,160	86,522,956

For the year ended December 31, 2015, the revenue from mining segment amounted to RMB32,875,951,000 (2014: RMB58,539,353,000; 2013: RMB54,444,843,000) which including sales to the Group’s largest customer located in the PRC of approximately RMB880,380,000 (2014: RMB2,235,199,000; 2013: RMB3,243,219,000). As at December 31, 2015, accounts receivable from this customer accounted for nil (2014: nil) of the Group’s total accounts receivable.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

7.	SALES OF COAL AND TRANSPORTATION COSTS OF SALES

	Year ended December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000

Coal sold in the PRC	25,309,377	51,125,696	45,342,904
Coal sold outside the PRC	7,566,574	7,413,657	9,101,939

Total coal sold	32,875,951	58,539,353	54,444,843

Transportation costs for coal sold in the PRC	610,269	880,224	444,306
Transportation costs for coal sold outside the PRC	1,468,633	1,411,370	1,579,890

Total transportation costs	2,078,902	2,291,594	2,024,196

8.	COST OF SALES AND SERVICE PROVIDED

	Year ended December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000

Materials	2,053,678	2,972,296	3,022,210
Wages and employee benefits	4,643,419	6,405,198	6,724,456
Electricity	477,429	622,505	764,353
Depreciation	2,055,167	2,230,146	2,404,252
Land subsidence, restoration, rehabilitation and environmental costs	1,387,551	1,299,711	1,440,621
Annual fee and amortization of mining rights (note 23)	693,626	1,103,089	1,304,972
Transportation costs	16,335	13,785	15,965
Cost of traded coal	12,255,123	31,372,479	22,834,366
Business tax and surcharges	689,667	532,965	541,676
Others	1,566,284	3,005,328	3,458,967

	25,838,279	49,557,502	42,511,838

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

9.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000

Wages and employee benefits	1,885,509	2,022,643	1,894,073
Staff training costs	3,144	6,135	4,558
Depreciation	303,890	396,120	417,204
Distribution charges	1,332,731	1,491,701	1,448,114
Resource compensation fees (note)	—	164,237	209,493
Repairs and maintenance	364,945	433,958	354,071
Research and development	38,072	33,929	45,110
Freight charges	35,225	42,704	41,185
Provision for bad debts	56,575	6,261	23,931
Impairment loss on intangible assets	—	—	2,052,238
Impairment loss on goodwill	326,918	—	—
Impairment loss on inventories	26,437	8,621	58,274
Legal and professional fees	72,642	76,148	129,496
Social welfare and insurance	50,981	63,937	51,255
Utilities relating to administrative buildings	137,200	137,200	80,042
Environmental protection	5,680	9,518	5,552
Travelling, entertainment and promotion	127,772	102,299	102,670
Exchange loss, net	201,788	—	1,686,001
Coal price adjustment fund	—	228,193	424,017
Bonus payments	—	—	17,154
Other sundry taxes	615,782	687,433	352,601
Others	111,413	158,847	983,674

	5,696,704	6,069,884	10,380,713

Note:	In accordance with the relevant regulations, the Group pays resource compensation fees (effectively a government levy) to the Ministry of Geology and Mineral Resources at the rate of 1% on the sales value of raw coal. From December 1, 2014, the Ministry of Geology and Mineral Resources withdraw the relevant regulation to charge the resource compensation fees and coal price adjustment fund.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

10.	OTHER INCOME

	Year ended December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000

Dividend income (note 1)	31,981	7,385	71,395
Gain on sales of securities investment	204,331	—	—
Gain on sales of auxiliary materials	170,688	71,060	37,658
Government grants	184,594	238,083	169,957
Interest income	1,296,787	835,931	489,348
Exchange gain, net	—	154,034	—
Bargain purchase	—	147,993	—
Gain on acquisition of additional interest in joint operation (notes 2 and 48)	30,930	—	—
Gain on disposals of property, plant and equipment	9,069	5,986	14,973
Gain on change in fair value of investments in securities	11,454	—	—
Reversal of impairment loss on intangible assets (note 23)	—	731,332	—
Rental income	80,056	8,680	5,997
Reversal of impairment loss on inventory	18,858	—	—
Service Income	130,210	—	—
Others	148,897	181,702	231,249

	2,317,855	2,382,186	1,020,577

Note 1:	The above dividend income is from listed investments.
Note 2:	During the year, Yancoal Australia acquired additional 1% equity interests in Moolarben joint operation. The Group held 81% (2014: 80%) equity interest in Moolarben joint operation.

11.	INTEREST EXPENSES

	Year ended December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000

Interest expenses on:
- bank and other borrowings wholly repayable within 5 years	1,937,698	2,631,542	1,565,693
- bank and other borrowings not wholly repayable within 5 years	608,631	196,343	418,606
- bills receivable discounted without recourse	36,602	2,738	9,341

	2,582,931	2,830,623	1,993,640
Less: interest expenses capitalized into construction in progress (capitalization rate for the year ended December 31, 2015, 2014 and 2013: 4.75% - 6.00%, 6.00% - 6.90% and 6.40% - 6.55% respectively)	(98,520)	(647,042)	(227,863)

	2,484,411	2,183,581	1,765,777

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

12.	INCOME TAXES

	Year ended December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000
Income taxes:
Current taxes	1,657,010	1,421,048	1,991,862
Under (Over) provision in prior years	—	19,119	(286,292)

	1,657,010	1,440,167	1,705,570
Deferred taxes (note 40):
Australian Minerals Resources Rent Tax (Note)	—	602,180	141,182
Others	(1,167,373)	(929,540)	(2,241,567)

	489,637	1,112,807	(394,815)

Except An Yuan Coal Mine and Xintai, the Company and its subsidiaries in the PRC are subject to a standard income tax rate of 25% on its taxable income (2014: 25%; 2013: 25%).

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

Note: The Australian Minerals Resources Rent Tax (“MRRT”) legislation was enacted on March 19, 2012 and effective from July 1, 2012. According to the relevant provisions of the MRRT tax laws, subsidiaries in Australia are required to determine the starting base allowance on the balance sheet. Book value or market value approach can be selected in calculating the starting base and subsequently amortize within the prescribed useful life. Market value approach was selected for mines in Australia. Under the market value approach, base value is determined based on market value of the coal mines on May 1, 2010 and amortize based on the shorter of the life of mining project, mining rights and mining production.

During 2013, the Australian Government released an exposure draft legislation which proposed to repeal the MRRT legislation. On September 5, 2014, the Minerals Resource Rent Tax Repeal and Other Measures Act 2014 received royal assent. Entities would not be required to pay MRRT commencing on October 1, 2014, accordingly, the current and deferred MRRT assets and liabilities had been derecognised in 2014.

The total charge for the year can be reconciled to the profit per the consolidated income statement as follows:

	Year ended December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000

Standard income tax rate in the PRC	25%	25%	25%
Standard income tax rate applied to income before income taxes	155,564	399,977	(145,067)

Reconciling items:
Effect of (income) expense exempt from taxation	391,247	127,389	(83,106)
Deemed interest income from subsidiaries subject to tax	160,513	250,699	210,978
Tax effect of tax losses not recognized	44,417	314,680	210,460
Under (Over) provision in prior years	—	19,119	(286,293)
MRRT	—	421,526	96,223
Utilization of unrecognized tax losses in prior years	(129,031)	(172,892)	(62,637)
Effect of tax rate differences in other taxation jurisdictions	(116,417)	(156,363)	(383,370)
Others	(16,656)	(91,328)	47,997

Income taxes	489,637	1,112,807	(394,815)

Effective income tax rate	78.69%	69.55%	68%

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

13.	PROFIT (LOSS) BEFORE INCOME TAXES

	Year ended December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000
Profit (Loss) before income taxes has been arrived at after charging:

Amortization of intangible assets	719,391	1,116,482	1,325,078
Depreciation of property, plant and equipment
- under finance leases	56,243	15,935	32,129
- self-owned	3,686,333	3,062,820	3,092,824

Total depreciation and amortization	4,461,967	4,195,237	4,450,031

Release of prepaid lease payments	21,334	18,888	18,728
Impairment loss recognised in respect of:
- Intangible assets	—	—	2,052,238
- Goodwill	326,918	—	—
- Inventories	26,437	8,621	58,274
Auditors’ remuneration	17,348	15,325	23,771
Staff costs, including directors’, chief executive director’s supervisors’ and management team’s emoluments	7,637,544	10,056,870	9,811,721
Retirement benefit scheme contributions (included in staff costs above)	1,726,142	1,865,769	2,153,433
Cost of inventories	15,680,162	34,942,943	26,437,983
Research and development costs	38,072	33,929	45,110
Operating lease charges in respect of leased premises	64,010	55,230	65,043
Provision (Reversal) of impairment loss on accounts receivable and other receivables, net	56,575	6,261	(742)
Exchange loss (gain), net	201,788	(154,034)	1,686,001

and crediting:

Gain on disposal of property, plant and equipment	(9,069)	(5,986)	(14,973)
Reversal of impairment loss on intangible assets	—	(731,332)	—
Reversal of impairment loss on inventory	(18,858)	—	—

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

14.	DIRECTORS’, CHIEF EXECUTIVE DIRECTOR’S, SUPERVISORS’ AND MANAGEMENT TEAM’S REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS’ EMOLUMENTS

Directors’, chief executive director’s, supervisors’ and management team’s emoluments

Details of the directors’, chief executive director’s, supervisors’ and management team’s emoluments are as follows:

	For the year ended December 31, 2015
	Fees	Salaries, allowance and other benefits in kind	Retirement benefit scheme contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Independent non-executive directors
Wang Xiaojun	130	—	—	130
Xue Youzhi	130	—	—	130
Wang Lijie	130	—	—	130
Jia Shaohua	130	—	—	130

	520	—	—	520

Executive directors
Zhang Xinwen**	—	—	—	—
Wu Yuxiang	—	522	101	623
Zhang Baocai	—	1,714	42	1,756
Yin Mingde	—	554	108	662
Wu Xiangqian	—	637	124	761
Jiang Qingquan	—	448	87	535

		3,875	462	4,337

Chief executive director
Li Xiyong*	—	—	—	—

Supervisors
Shi Xuerang***	—	—	—	—
Zhang Shengdong*	—	—	—	—
Gu Shisheng*	—	—	—	—
Zhen Ailan*	—	—	—	—
Guo Jun	—	477	92	569
Chen Zhongyi	—	402	77	479

	—	879	169	1,048

Other management team
Liu Chun	—	526	102	628
Shi Chengzhong	—	548	107	655
Wang Fuqi	—	469	91	560
Ding Guangmu	—	465	90	555
Zhao Honggang	—	521	101	622
Zhao Qingchun	—	462	89	551
Jin Qingbin	—	302	58	360

	—	3,293	638	3,931

Total	520	8,047	1,269	9,836

*	Emoluments paid to these directors, chief execustive, supervisors and management team were borne by the Parent company.
**	Zhang Xinwen resigned as Director on March 13, 2015
***	Shi Xuerang resigned as Supervisor on June 30, 2015

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

14.	DIRECTORS’, CHIEF EXECUTIVE DIRECTOR’S, SUPERVISORS’ AND MANAGEMENT TEAM’S REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS’ EMOLUMENTS (continued)

Directors’, chief executive director’s, supervisors’ and management team’s emoluments (continued)

Details of the directors’, chief executive director’s, supervisors’ and management team’s emoluments are as follows:

	For the year ended December 31, 2014
	Fees	Salaries, allowance and other benefits in kind	Retirement benefit scheme contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Independent non-executive directors
Wang Xiaojun	130	—	—	130
Wang Xianzheng	54	—	—	54
Cheng Faguang	54	—	—	54
Xue Youzhi	130	—	—	130
Wang Lijie	76	—	—	76
Jia Shaohua	76	—	—	76

	520	—	—	520

Executive directors
Zhang Xinwen*	—	—	—	—
Wang Xin*	—	—	—	—
Zhang Yingmin	—	226	42	268
Li Weimin*	—	—	—	—
Shi Xuerang*	—	—	—	—
Wu Yuxiang	—	518	101	619
Zhang Baocai	—	2,074	102	2,176
Dong Yunqing	—	322	62	384
Yin Mingde	—	876	172	1,048
Wu Xiangqian	—	859	169	1,028
Jiang Qing Quan	—	396	76	472

	—	5,271	724	5,995

Chief executive director
Li Xiyong*	—	—	—	—

Supervisors
Song Guo*	—	—	—	—
Zhang Shengdong*	—	—	—	—
Zhou Shoucheng*	—	—	—	—
Zhen Ailan*	—	—	—	—
Wei Huanmin	—	539	105	644
Xu Bentai	—	566	110	676
Guo Jun	—	794	156	950
Chen Zhong Yi	—	290	55	345

	—	2,189	426	2,615

Other management team
Liu Chun	—	547	107	654
He Ye*	—	—	—	—
Tian Fengze	—	558	109	667
Shi Chengzhong	—	547	107	654
Ni Xinghua	—	570	111	681
Lai Cunliang*	—	—	—	—
Wang Fuqi	—	391	75	466
Ding Guangmu	—	373	72	445
Zhao Honggang	—	217	41	258

	—	3,203	622	3,825

Total	520	10,663	1,772	12,955

*	Emoluments paid to these directors, chief execustive and supervisors were borne by the Parent company.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

14.	DIRECTORS’, CHIEF EXECUTIVE DIRECTOR’S, SUPERVISORS’ AND MANAGEMENT TEAM’S REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS’ EMOLUMENTS (continued)

Directors’, chief executive director’s, supervisors’ and management team’s emoluments (continued)

Details of the directors’, chief executive director’s, supervisors’ and management team’s emoluments are as follows:

	For the year ended December 31, 2013
	Fees	Salaries, allowance and other benefits in kind	Retirement benefit scheme contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Independent non-executive directors
Wang Xiaojun	130	—	—	130
Wang Xianzheng	130	—	—	130
Cheng Faguang	130	—	—	130
Xue Youzhi	130	—	—	130

	520	—	—	520

Executive directors
Zhang Xinwen*	—	—	—	—
Wang Xin*	—	—	—	—
Zhang Yingmin	—	512	100	612
Li Weimin*	—	—	—	—
Shi Xuerang*	—	—	—	—
Wu Yuxiang	—	468	91	559
Zhang Baocai	—	469	92	561
Dong Yunqing	—	470	92	562

	—	1,919	375	2,294

Chief executive director	—
Li Xiyong*	—	—	—	—

Supervisors
Song Guo*	—	—	—	—
Zhang Shengdong*	—	—	—	—
Zhou Shoucheng*	—	—	—	—
Zhen Ailan*	—	—	—	—
Wei Huanmin	—	470	92	562
Xu Bentai	—	461	90	551

	—	931	182	1,113

Other management team
Liu Chun	—	490	96	586
He Ye	—	417	81	498
Tian Fengze	—	486	95	581
Shi Chengzhong	—	481	94	575
Ni Xinghua	—	497	97	594
Lai Cunliang	—	766	—	766

	—	3,137	463	3,600

Total	520	5,987	1,020	7,527

*	Emoluments paid to these directors, chief executives and supervisors were borne by the Parent company.

No directors waived any of their emoluments in each of the year ended December 31, 2015, 2014 and 2013.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

14.	DIRECTORS’, CHIEF EXECUTIVE DIRECTOR’S, SUPERVISORS’ AND MANAGEMENT TEAM’S REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS’ EMOLUMENTS (continued)

Employees’ emoluments

The five highest paid individuals in the Group included three directors for the year ended December 31, 2015 (2014: three ; 2013: nil). The emoluments of the five highest paid individuals (2014: five; 2013: five) were stated as follows:

	Year ended December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000

Salaries, allowance and other benefits in kind	9,346	16,801	19,496
Retirement benefit scheme contributions	448	586	453
Discretionary bonuses	7,823	6,655	2,820

	17,617	24,042	22,769

Their emoluments were within the following bands:

	Year ended December 31,
	2015	2014	2013
	No. of employees	No. of employees	No. of employees

HK$ 500,001 to HK$ 1,000,000	2	—	—
HK$ 1,000,001 to HK$ 1,500,000	—	2	—
HK$ 2,000,001 to HK$ 2,500,000	1	—	—
HK$ 2,500,001 to HK$ 3,000,000	1	1	1
HK$ 3,500,001 to HK$ 4,000,000	—	—	1
HK$ 4,500,001 to HK$ 5,000,000	—	—	1
HK$ 5,500,001 to HK$ 6,000,000	—	—	—
HK$ 6,000,001 to HK$ 6,500,000	—	—	1
HK$ 10,000,001 to HK$ 10,500,000	—	1	—
HK$ 11,000,001 to HK$ 11,500,000	—	—	1
HK$ 14,500,001 to HK$ 15,000,000	1	—	—
HK$ 16,000,001 to HK$ 16,500,000	—	1	—

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

15.	DIVIDEND RECOGNIZED AS DISTRIBUTION DURING THE YEAR

	Year ended December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000

2014 final dividend, RMB0.020 per share (2013 final dividend, RMB 0.020 per share, 2012 final dividend, RMB 0.036 per share)	98,368	98,368	1,770,624

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

In the annual general meeting held on May 22, 2015, a final dividend of RMB0.020 per share in respect of the year ended December 31, 2014 was approved by the shareholders and paid to the shareholders of the Company.

The board of directors proposes to declare a final dividend of approximately RMB49,120,000 calculated based on a total number of 4,912,016,000 shares issued at RMB1 each, at RMB0.010 in respect of the year ended December 31, 2015. The declaration and payment of the final dividend needs to be approved by the shareholders of the Company by way of an ordinary resolution in accordance with the requirements of the Company’s Articles of Association. A shareholders’ general meeting will be held for the purpose of considering and, if thought fit, approving this ordinary resolution.

16.	EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share attributable to the equity holders of the Company for the years ended December 31, 2015, 2014 and 2013 is based on the profit attributable to the equity holders of the Company for the year of RMB164,459,000, RMB766,158,000 and RMB777,368,000 and on the weighted average 4,918,200,000 shares in issue during 2015 excluding the ordinary shares repurchased and held as treasury shares and 4,918,400,000 shares in issue, during 2014 and 2013, respectively.

The earnings per ADS have been calculated based on the profit for the relevant periods and on one ADS, being equivalent to 10 H shares.

On 31 December 2014, the Company’s subsidiary issued subordinated capital notes. Noteholders will be permitted to convert the subordinated capital notes into 1,000 Yancoal Australia Limited ordinary shares.

Diluted earnings per share for the years ended December 31, 2015 and 2014 equal to the basic earnings per share as there is no dilutive effect of subordinated capital notes on potential ordinary shares.

No diluted earnings per share have been presented for the years ended December 31, 2013, as there were no dilutive potential shares in issue.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

17.	BANK BALANCES AND CASH/TERM DEPOSITS AND RESTRICTED CASH

Bank balances carry interest at market rates which ranged from 0.3% to 2.1% (2014: from 0.35% to 3.35%) per annum.

At the balance sheet date, the restricted cash of the PRC subsidiaries represents the deposits paid for safety work as required by the State Administrative of work safety and bank acceptance bill deposit which carry interest at market rates of 0.01%-0.6% (2014: 0.01%-0.6%) the remaining portion represents deposits placed as guarantee for the future payment of land subsidence as required by the Australian government, which carry interest at average rate of 1.19% (2014: 1.85%).

Term deposits was pledged to certain banks as security for loans and banking facilities granted to the Group, which carry fixed interest rate ranging from 0.6%-2.75% (2014: 0.6%-4.25%).

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

18.	BILLS AND ACCOUNTS RECEIVABLE

	At December 31,
	2015	2014
	RMB’000	RMB’000

Accounts receivable	2,477,020	2,029,449
Less: Impairment loss	(59,914)	(13,697)

	2,417,106	2,015,752
Bills receivable	3,559,731	5,068,353

Total bills and accounts receivable, net	5,976,837	7,084,105

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

The following is an aged analysis of bills and accounts receivable, net of provision for impairment, based on the invoice dates at the balance sheet dates:

	At December 31,
	2015	2014
	RMB’000	RMB’000

1 - 90 days	4,358,793	6,625,097
91 - 180 days	513,685	187,440
181 - 365 days	353,227	259,850
Over 1 year	751,132	11,718

	5,976,837	7,084,105

Before accepting any new customer, the Group assesses the potential customer’s credit quality and defines credit limits by customer. Limits attributed to customers are reviewed once a year.

The ageing analysis of the Company’s bills and trade receivables, that were past due but not yet impaired as at the reporting dates, based on due date is as follow: 1 to 90 days amounted to RMB149,634,000, 91 to 180 days amounted to RMB56,791,000, 181 to 365 days amounted to RMB80,974,000 and over 1 year amounted to RMB605,439,000 (2014: No significant balance of accounts receivable and bills receivable which are past due but not yet impaired).

The Group has provided fully for all receivables over 3 years because historical experience is such receivables that are past due beyond 3 years are generally not recoverable. For receivable aged over 4 years and considered irrecoverable by the management will be written off.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

18.	BILLS AND ACCOUNTS RECEIVABLE (continued)

An analysis of the impairment loss on bills and accounts receivable for 2015 and 2014 are as follows:

	2015	2014
	RMB’000	RMB’000

Balance at January 1	13,697	8,289
Provided for the year	46,217	12,673
Reversal	—	(7,265)

Balance at December 31	59,914	13,697

Included in the allowance for doubtful debts is an allowance of RMB59,914,000 (2014: RMB13,697,000) for individually impaired trade receivables, which are mainly due from corporate customers in the PRC and considered irrecoverable by the management after consideration on the credit quality of those individual customers, the ongoing relationship with the Group and the aging of these receivables. The impairment recognized represents the difference between the carrying amount of these trade receivables and the present value of the amounts. The Group does not hold any collateral over these balances.

19.	ROYALTY RECEIVABLE

	At December 31,
	2015	2014
	RMB’000	RMB’000

As at January 1	999,064	1,134,374
Cash received	(87,218)	(79,924)
Unwinding discount	103,297	116,444
Exchange re-alignment	(58,529)	(84,196)
Change in fair value	11,913	(87,634)

As at December 31	968,527	999,064

Presented as:
Current portion	93,083	89,137
Non- current portion	875,444	909,927

	968,527	999,064

A right to receive a royalty of 4% of Free on Board trimmed sales from Middlemount mine operated by Middlemount Joint Venture was acquired as part of the acquisition of Gloucester. This financial assets has been determined to have a finite life being the life of the Middlemount and is measured at fair value basis.

The royalty receivable is measured based on management expectations of the future cash flows with the re-measurement recorded in the income statement at each balance sheet date. The amount expected to be received in the next 12 month will be disclosed as current receivable and the discounted expected future cash flow beyond 12 months will be disclosed as a non-current receivable. Change in fair value is included in “others” under other income (note 10) (2014: “others” selling, general and administrative expenses (note 9)).

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

20.	INVENTORIES

	At December 31,
	2015	2014
	RMB’000	RMB’000

COST
Equipments
Work in progress	102,632	—
Finished goods	155,669	—

	258,301	—

Methanol	17,279	17,966
Auxiliary materials, spare parts and small tools	571,178	393,683
Coal products	1,005,575	1,058,831

	1,852,333	1,470,480

21.	PREPAYMENTS AND OTHER RECEIVABLES

	At December 31,
	2015	2014
	RMB’000	RMB’000

Advances to suppliers (i)	2,707,340	2,009,055
Prepaid relocation costs of inhabitants	2,104,038	2,102,117
Advance to an associate (ii)	—	1,250,000
Dividend receivable (iii)	300,000	—
Others (i)	2,857,440	1,858,079

	7,968,818	7,219,251

(i)	Included in the above balances as of December 31, 2015 is an impairment loss of RMB29,523,000 (2014: RMB19,165,000).

The Group has provided fully for all receivables over 3 years because historical experience is such receivables that are past due beyond 3 years are generally not recoverable. Receivable will be written off, if aged over 4 years and considered irrecoverable by the management after considering the credit quality of the individual party and the nature of the amount overdue. During the year ended December 31, 2015, there was no written off against prepayments and other receivables (2014: Nil).

(ii)	The advance to an associate was guaranteed by the Parent Company, interest-bearing at 6% per annum and repaid during the year.
(iii)	The dividend receivable is from an associate, Huadian Power International Corporation Limited.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

22.	PREPAID LEASE PAYMENTS

	At December 31,
	2015	2014
	RMB’000	RMB’000

Current portion	23,407	22,343
Non-current portion	900,942	776,751

	924,349	799,094

The amounts represent prepaid lease payments for land use rights which are situated in the PRC and have a term of 45 to 50 years from the date of grant of land use rights certificates.

23.	INTANGIBLE ASSETS

	Mining reserves	Mining resources	Potash mineral exploration permit	Technology	Water Licenses	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
COST
At January 1, 2014	37,537,376	4,462,490	1,467,851	135,753	131,080	113,141	43,847,691
Exchange re-alignment	(1,358,252)	(275,058)	(109,867)	(10,319)	(495)	(8,481)	(1,762,472)
Additions for the year	—	16,635	—	100,983	—	11,010	128,628
Acquisition of Ashton Coal Mines Limited (note 46)	782,928	—	—	—	—	—	782,928

At December 31, 2014 and at January 1, 2015	36,962,052	4,204,067	1,357,984	226,417	130,585	115,670	42,996,775
Exchange re-alignment	(979,092)	(354,428)	(158,667)	(7,245)	(348)	(8,258)	(1,508,038)
Additions for the year	121,415	18,773	—	—	—	14,860	155,048
Reclassification	—	14,606	(14,606)	—	—	—	—
Acquisition of Donghua (note 47)	—	—	—	11,930	—	2,194	14,124
Reclassified as assets held for sale	(3,528,572)	—	—	—	(5,673)	(11,841)	(3,546,086)

At December 31, 2015	32,575,803	3,883,018	1,184,711	231,102	124,564	112,625	38,111,823

AMORTIZATION AND IMPAIRMENT
At January 1, 2014	5,422,579	135,753	—	—	253	32,718	5,591,303
Exchange re-alignment	(254,416)	(10,317)	—	—	(344)	(2,150)	(267,227)
Provided for the year	1,103,089	—	—	—	272	13,121	1,116,482
Reversal of impairment loss	(731,332)	—	—	—	—	—	(731,332)

At December 31, 2014 and at January 1, 2015	5,539,920	125,436	—	—	181	43,689	5,709,226
Exchange re-alignment	(166,067)	(7,245)	—	—	(277)	(18,621)	(192,210)
Provided for the year	693,626	—	—	5,545	4,983	15,237	719,391
Amortization associated with assets classified as held for sale	(377,879)	—	—	—	(246)	10,231	(367,894)

At December 31, 2015	5,689,600	118,191	—	5,545	4,641	50,536	5,868,513

CARRYING VALUE
At December 31, 2015	26,886,203	3,764,827	1,184,711	225,557	119,923	62,089	32,243,310

At December 31, 2014	31,422,132	4,078,631	1,357,984	226,417	130,404	71,981	37,287,549

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

23.	INTANGIBLE ASSETS (continued)

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

The potash mineral exploration permit is reclassified to mining resources or mining reserves according to its progress of exploration. Technology has not yet reached the stage of commercial application and therefore is not amortized. Patent also included in technology and it is amortized on a straight line basis of 10 years over the useful life.

Water licenses are amortized over the life of mine. If the mining activities of the relevant locations have not yet been started and the connections to water sources have not been completed, no amortization will be provided.

Other intangible assets mainly represent computer software which is amortized on a straight line basis of 2.5 to 5 years over the useful life.

Mining resources at December 31, 2015 included exploration and evaluation expenditures capitalized amounting to RMB10,720,000 (2014: RMB42,234,000). During the year ended December 31, 2015, no exploration and evaluation expenditures (2014: Nil; 2013: Nil) were charged to income statement. No income or liabilities were recognized during the year ended December 31, 2015 and 2014. Net cash used in investing activities in relation to exploration and evaluation amounted to RMB10,232,000 (2014: RMB42,234,000; 2013: RMB48,661,000) and there was no cash flow related exploration and evaluation recorded in cash flow from operation activities during the years ended December 31, 2015, 2014 and 2013.

Amortization expense of the mining rights for the year of RMB693,626,000 (2014: RMB1,103,089,000) has been included in cost of sales and service provided. Amortization expense of other intangible assets for the year of RMB25,765,000 (2014: RMB13,393,000) has been included in selling, general and administrative expenses.

At December 31, 2015, intangible assets with a carrying amount of approximately RMB15,350,517,000 (2014: RMB13,045,169,000) have been pledged to secure the Group’s borrowings (note 36).

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

During the year ended December 31, 2015, each cash generating unit’s recoverable amount has been determined using the fair value less costs of disposal method. To provide an indication about the reliability of the inputs used in determining fair value the accounting standards prescribe three levels under which fair value measurements should be categorised (refer to Note 45c for further details). The fair value model adopted has been categorised as level 3.

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

Furthermore, the Group’s cash flow forecasts are based on estimates of future coal prices, which assume market prices will revert to the Group’s assessment of the average long term real coal prices of US$55- US$109 per tonne (2014:USD76 – USD108 per tonne) for thermal coal and US$91 - US$166 per tonne (2014:USD98 – USD184 per tonne) for metallurgical coal in the export market of the Australian subsidiaries. The Group receives long term forecast coal price data from multiple externally verifiable sources when determining its coal price forecasts, making adjustments for specific coal quality factors. For both thermal and metallurgical coal the price forecast that results in the recoverable amount exceeding the book value is within the range of external price forecasts.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

23.	INTANGIBLE ASSETS (continued)

The long term AUD/USD forecast exchange rate of $0.73 (2014: $0.78) is based on externally verifiable sources. The year-end AUD/USD exchange rate was $0.73 (2014: $0.82) per the Reserve Bank of Australia.

Production and capital costs are based on the Group’s estimate of forecasted geological conditions, stage of existing plant and equipment and future production levels. This information is obtained from internally maintained budgets, the five year business plan, life of mine models, life of mine plans and project evaluations performed by the Group in its ordinary course of business.

The Group has applied a post-tax discount rate of 10.5% (2014: 11%) to discount the forecast future attributable post-tax cash flows. The post-tax discount rate applied to the future cash flow forecasts represent an estimate of the rate the market would apply having regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. This rate is also consistent with the Group’s five year business plan, life of mine models and project evaluations performed in ordinary course of business.

Based on the above assumptions at December 31, 2015, the recoverable amount is determined to be above carrying value for all cash generating units in Australia resulting in no further impairment (2014: Nil).

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

24.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land in Australia	Buildings	Railway structures	Mining structures	Plant, machinery and equipment	Transportation equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

COST
At January 1, 2014	1,078,472	4,690,058	1,914,767	8,890,372	25,767,489	727,045	16,593,654	59,661,857
Exchange re-alignment	(87,567)	(40,686)	—	(271,787)	(753,045)	—	(121,220)	(1,274,305)
Acquisition of Ashton Coal Mines Limited (note 46)	124,856	4,312	—	46,519	70,355	—	—	246,042
Additions	—	144,678	—	59,058	24,051	—	5,933,308	6,161,095
Transfers	18,683	285,957	1,330,184	1,122,330	5,450,621	21,082	(8,228,857)	—
Reclassification	(1,783)	1,312	—	(8,925)	9,396	—	—	—
Disposals	—	(7,286)	(12,248)	(14,997)	(259,980)	(18,417)	(54,111)	(367,039)

At December 31, 2014 and January 1, 2015	1,132,661	5,078,345	3,232,703	9,822,570	30,308,887	729,710	14,122,774	64,427,650
Exchange re-alignment	(65,798)	(29,602)	—	(247,545)	(555,525)	(18)	(24,397)	(922,885)
Acquisition of Donghua (note 47)	—	318,349	—	—	307,658	16,167	1,640	643,814
Additions	1,869	16,591	39,793	1,685,923	4,772,563	82,124	5,777,005	12,375,868
Transfer	28,933	215,304	186,648	1,557,272	923,425	8,054	(2,919,636)	—
Reclassification	(18,123)	(1,418,218)	1,487,907	40,314	(2,767,808)	2,675,928	—	—
Disposals	—	(30,080)	(40,663)	(273,997)	(4,458,770)	(1,313,257)	(794)	(6,117,561)
Asset classified as held for sale	(351,902)	(53,946)	—	(2,290,578)	(3,248,379)	—	—	(5,944,805)

At December 31, 2015	727,640	4,096,743	4,906,388	10,293,959	25,282,051	2,198,708	16,956,592	64,462,081

ACCUMULATED DEPRECIATION AND IMPAIRMENT
At January 1, 2014	—	2,108,459	1,194,095	3,119,162	10,913,272	430,361	—	17,765,349
Exchange re-alignment	—	(7,482)	—	(70,416)	(221,275)	—	—	(299,173)
Provided for the year	—	176,150	162,189	527,544	2,174,317	38,555	—	3,078,755
Reclassification	—	225	—	(9,621)	9,396	—	—	—
Eliminated on disposals	—	(5,200)	(9,084)	(14,769)	(244,756)	(18,084)	—	(291,893)

At December 31, 2014 and January 1, 2015	—	2,272,152	1,347,200	3,551,900	12,630,954	450,832	—	20,253,038
Exchange re-alignment	—	(7,336)	—	(63,990)	(197,306)	(4)	—	(268,636)
Provided for the year	—	165,971	201,005	563,340	2,599,385	212,875	—	3,742,576
Reclassification	—	(1,021,237)	938,604	(42,071)	(1,437,944)	1,562,648	—	—
Eliminated on disposals	—	(2,754)	—	(15,244)	(2,092,619)	(611,222)	—	(2,721,839)
Asset classified as held for sale depreciation	—	(23,183)	—	(581,828)	(1,554,017)	—	—	(2,159,028)

At December 31, 2015	—	1,383,613	2,486,809	3,412,107	9,948,453	1,615,129	—	18,846,111

CARRYING VALUE
At December 31, 2015	727,640	2,713,130	2,419,579	6,881,852	15,333,598	583,579	16,956,592	45,615,970

At December 31, 2014	1,132,661	2,806,193	1,885,503	6,270,670	17,677,933	278,878	14,122,774	44,174,612

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

24.	PROPERTY, PLANT AND EQUIPMENT (continued)

The following estimated useful lives are used for the depreciation of property, plant and equipment, other than construction in progress and freehold land:

Buildings	8 to 35 years
Railway structures	15 to 25 years
Plant, machinery and equipment	2.5 to 25 years
Transportation equipment	6 to 40 years

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

During the year ended December 31, 2015, the directors conducted a review of the Group’s mining assets and determined that no assets were impaired due to physical damage and technical obsolescence (2014: nil).

At December 31, 2015, property, plant and equipment with carrying amount of approximately RMB2,819,351,000 (2014: RMB3,134,300,000) have been pledged to secure bank borrowings of the Group (note 36).

At December 31, 2015, the carrying amount of property, plant and equipment held under finance leases of the group was RMB181,539,000 (2014: RMB227,391,000).

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

25.	GOODWILL

	2015	2014
	RMB’000	RMB’000

NET CARRYING VALUE
At January 1	2,232,751	2,460,551
Acquisition of Donghua (note 47)	409,204	—
Exchange re-alignment	(18,954)	(34,622)
Derecognition	—	(193,178)
Impairment loss	(326,918)	—

At December 31	2,296,083	2,232,751

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units that are expected to benefit from that business combination. The carrying amount of goodwill had been allocated as follows:

	At December 31,
	2015	2014
	RMB’000	RMB’000

Mining
- Jining II	10,106	10,106
- Shandong Yanmei Shipping Co., Ltd	10,046	10,046
- Heze	35,645	35,645
- Shanxi Group	145,613	145,613
- Yancoal Resources	288,538	306,224
- Syntech	20,679	21,947
- Premier Coal and Wesfarmers Char	12,860	13,648
- Xintai	653,837	653,837
- Beisu and Yangcun	712,214	712,214

Coal Railway Transportation
- Railway Assets	97,240	97,240

Electricity and heat supply
- Hua Ju Energy	239,879	239,879

Machinery manufacturing
- Donghua	409,204	—

Impairment loss	(339,778)	(13,648)

	2,296,083	2,232,751

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

The cash flow model was based on financial budgets approved by management covering a 5-year period with an assumption of post-tax discount rate of 10.5% (2014: 8-11%). It represent an estimate of the rate the market would apply having regard to the time value of money and the risks specific to the asset. Externally verifiable data received by the Group validates this assumption. The recoverable amount is also dependent on the life of mines (10 to 25 years) (2014: 10 to 25 years). This is calculated based on the Group’s annual coal production forecast for each mine and mining reserves and mining resources. The cash flows beyond the 5-year period are extrapolated using a zero percent growth rate. Management believes that any reasonably possible change in any of these assumptions would not cause the carrying amount of each of the above units to exceed the recoverable amount of each of the above units.

The goodwill of RMB193,178,000 represents the goodwill recognised on the previous 60% acquisition of Ashton Joint Operation when acquiring Yancoal Resources, intermediate holding company of Ashton Joint Operation. During the year ended December 31, 2014, the Group further acquired 10% interest of Ashton Joint Operation which becomes a wholly owned subsidiary of the Group. The goodwill attributable to Ashton Joint Operation of RMB193,178,000 was included as part of consideration of Ashton Coal Mines Limited. At the acquisition date, the fair value of goodwill attributable to Ashton Joint Operation was adjusted to nil when the management determines the fair value of Ashton Coal Mines Limited cash generating unit (note 46). The goodwill of RMB193,178,000 has been de-recognised during the year ended December 31, 2014.

There is an indication for impairment of goodwill due to coal price decline significantly from the year 2014 to year 2015. For the impairment testing of goodwill, cash flow projections during the budget period are based on the budgeted revenue and expected gross margins during the budget period and the raw materials price inflation during the budget period. Expected cash inflows/outflows have been determined based on past performance and management’s expectations for the market development. Under the discounted future cash flows that are dependent on the following unobservable inputs: forecast sales volumes and coal prices. The forecast sales volumes are based on the internally maintained budgets, five year business plan and life of mine models. The forecast coal prices are based on external data consistent with the data used for impairment assessments. The risk-adjusted post-tax discount rate used to determine the future cash flows is 8.19%. As at December 31, 2015 for Wenyu, the carrying amount of goodwill is RMB326,918,000 (2014: RMB653,836,000). As the cash generating unit of Wenyu has been reduced to its recoverable amount of RMB3,232,684,000 (2014: RMB3,640,431,000). During the year ended December 31, 2015, impairment loss on goodwill of RMB326,918,000 (2014: Nil) was recognised and included under “selling, general and administrative expenses” in the consolidated statement of profit or loss and other comprehensive income and attributed to the Group’s mining segment.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

26.	INVESTMENTS IN SECURITIES

The investments in securities represents available-for-sale equity investments:

	At December 31,
	2015	2014
	RMB’000	RMB’000
Available-For-Sale Equity Investments
Equity securities listed on the SSE Stated at fair value through other comprehensive income	610	249,404
Equity securities listed on the NEEQ Stated at fair value through other comprehensive income	797,720	—
Unlisted equity securities	146,080	139,360

	944,410	388,764

The investment in equity securities listed on the Shanghai Stock Exchange (“SSE”) of the Company included Jiangsu Lianyungang Port Corporation Limited which is stated at the fair values as at December 31, 2015 of RMB610,000 (2014: RMB13,616,000). The Company has disposed all of the equity securities of Shanghai Shenergy Company Limited during the year.
The investment in equity securities listed on the National Equities Exchange and Quotation System (“NEEQ”) included Qilu Bank which is stated at the fair value as of December 31, 2015 of RMB797,720,000. The Company’s investments in equity securities listed on the NEEQ, which are stated at fair value through other comprehensive income, are subject to a 5-year-lock-up-period.

The investments in equity securities listed on the SSE and NEEQ are carried at fair value determined according to the quoted market prices in active market.

The unlisted securities are stated at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

27.	INTERESTS IN ASSOCIATES

	At December 31,
	2015	2014
	RMB’000	RMB’000

Cost of investments in associates	2,768,487	2,503,927
Share of post-acquisition profit and
other comprehensive income, net of dividends	495,277	451,702

Carrying amount	3,263,764	2,955,629

Information of major associates is as follows:

				At December 31,
				2015	2014
Name of associate	Place of establishment and operation	Class of shares held	Principal activity	Interest held	Interest held

Huadian Zouxian Power Generation Company Limited (“Huandian Zouxian”)	PRC	Registered Capital	Electricity generation business (i)	30%	30%

Yankuang Group Finance Company Limited	PRC	Registered Capital	Financial services	25%	25%

Shaanxi Future Energy Chemical Corp. Ltd (“Shaanxi Chemical”)	PRC	Registered Capital	Production and sales of chemical products, oil and coal (ii)	25%	25%

Shengyang Wood	PRC	Registered Capital	Artificial board, CCF processing	39.77%	39.77%

Jiemei Wall Material	PRC	Registered Capital	Coal refuse baked brick	20%	20%

Newcastle Coal Infrastructure Group Pty Ltd (“NCIG”)	Australia	Registered Capital	Coal terminal	27%	27%

Shanghai CIFCO Futures Co., Ltd	PRC	Registered Capital	Trading and consultation of futures	33%	—

All of the above associates have been accounted for using equity method in the consolidated financial statements. Except for Newcastle Coal Infrastructure Group Pty Ltd, all associates are held by the Company directly.

(i)	Huadian Zouxian is an important strategic partner of the Group

(ii)	Shaanxi Chemical is an important strategic partner to develop future energy business of the Group

All of the associates are private companies whose quoted market price is not available.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

27.	INTERESTS IN ASSOCIATES (continued)

The financial information in respect of the Group’s associates is set out below:

	At December 31,
	2015	2014
	RMB’000	RMB’000

Total assets	35,275,971	30,100,061
Total liabilities	(25,449,263)	(20,127,032)

Net assets	9,826,708	9,973,029

Revenue	8,483,270	5,596,882

Profit for the year	1,703,765	654,710

Other comprehensive (loss)/income	(328,598)	44,852

Proportion of the Group’s ownership interest	20% - 39.77%	20% - 39.77%

Group’s share of associates’ net assets	3,263,764	2,955,629

Group’s share of profit of associates for the year	502,364	310,604

Group’s share of other comprehensive income of associates for the year	7,084	11,213

Summarized financial information in respect of the Group’s material associate is set out below:

	Huadian Zouxian		Shaanxi Chemical
	2015	2014	2015	2014
	RMB’000	RMB’000	RMB’000	RMB’000

Current assets	463,329	540,291	1,518,418	654,572
Non-current assets	5,304,792	5,519,769	15,711,494	12,346,714
Current liabilities	(1,794,313)	(1,083,392)	(6,949,817)	(5,080,297)
Non-current liabilities	(540,144)	(1,014,144)	(3,862,724)	(2,094,735)

Revenue	4,546,121	3,888,844	1,469,590	895,836
Expenses	(3,178,421)	(3,069,380)	(814,240)	(466,492)
Income tax expenses	(343,650)	(205,119)	(92,568)	(47,942)

Profit for the year	1,024,050	614,345	562,782	381,402
Other comprehensive income for the year	—	—	28,336	44,852

Total comprehensive income for the year	1,024,050	614,345	591,118	426,254

Dividends shared by the Group and received from the associate during the year	465,873	178,645	—	—

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

27.	INTERESTS IN ASSOCIATES (continued)

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate in respect of Huadian Zouxian and Shaanxi Chemical recognized in the consolidated financial statements:

	Huadian Zouxian		Shaanxi Chemical
	2015	2014	2015	2014
	RMB’000	RMB’000	RMB’000	RMB’000

Net assets of the associate’s attributable to owners	3,433,664	3,962,524	6,417,371	5,826,254

Proportion of the Group’s ownership interest	30%	30%	25%	25%

Carrying amount of the Group’s interest in the associate	1,030,099	1,188,757	1,604,343	1,456,564

Aggregate information of associates that are not individually material:

	At December 31,
	2015	2014
	RMB’000	RMB’000

The Group’s share of profit and total comprehensive income	54,453	30,950

Aggregate carrying amount of the Group’s interests in these associates	629,321	310,308

28.	LONG TERM RECEIVABLES

	At December 31,
	2015	2014
	RMB’000	RMB’000

Current asset
- Loan to a joint venture (i)	1,565,194	1,705,757

Non-current assets
- Others (ii)	247,339	302,517

	1,812,533	2,008,274

(i)	Loan to a joint venture represented an unsecured loan to Middlemount Joint Venture of AUD331,075,000 (2014: AUD339,968,000). The loan bear normal commercial interest rate. From July 1, 2015, the shareholders of Middlemount agreed to make the loan interest-free for 18 months.
(ii)	Other long term receivables represented an investment in preference shares of a company for AUD15,320,000 (2014: AUD15,320,000) with cumulative dividends and investment in the long term bonds of a company for AUD31,500,000 (2014: AUD31,500,000) with floating interest rate.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

29.	DEPOSITS MADE ON INVESTMENTS

	At December 31,
	2015	2014
	RMB’000	RMB’000

Shaanxi Coal Mine Operating Company (i)	117,926	117,926
Ordos Naryn River Mining Development Co., Ltd (ii)	1,000	1,000

	118,926	118,926

(i)	During 2006, the Company entered into a co-operative agreement with two independent third parties to establish a company for acquiring a coal mine in Shaanxi province for operations. The Company will have to invest approximately RMB196,800,000 in order to obtain 41% equity interest. As at December 31, 2015, the Company made a deposit of RMB117,926,000 (2014: RMB117,926,000) in relation to this acquisition. As at December 31, 2015, the relevant registration procedures to establish the new company are still in progress, and the establishment has not yet been completed.
(ii)	During 2013, the Company entered into a cooperation agreement with five independent third parties to set up a company, Ordos Naryn River Mining Development Co., Ltd. The Company agreed to contribute RMB5,000,000, representing 10% of its equity interest. At December 31, 2015, the Company have contributed RMB1,000,000 (2014: RMB1,000,000). The registration procedures of this company have not yet completed.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

30.	INTERESTS IN JOINT VENTURES

	At December 31,
	2015	2014
	RMB’000	RMB’000

Share of net assets	57,479	130,867

Information on major joint ventures is as follows:

				At December 31,
				2015		2014
Name of joint venture	Place of establishment and operation	Class of shares held	Principal activity	Voting power	Interest held	Voting power	Interest Held

Australian Coal Processing Holdings Pty Ltd	Australia	Ordinary shares	Investment holding	50%	90%	50%	90%

Middlemount Joint Venture	Australia	Ordinary shares	Coal mining and sales	50%	49.9997%	50%	49.9997%

Sheng Di Finlay Coal Processing Technology (Tianjin) Co., Ltd	China	Ordinary shares	Consultancy services for deep preprocess technology	50%	50%	50%	50%

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

On September 30, 2014, the Company, through a subsidiary, acquired the remaining 10% interest of Ashton Coal Mines Limited. The subsidiary now holds 100% (2014:100%) of the ordinary shares in Ashton Coal Mines Limited and has been fully consolidated in the Group (Note 46).

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

The above joint ventures are indirectly held by the Company. Middlemount Joint Venture constituted a material impact to the Group. Summarized financial information in respect of the Middlemount Joint Venture is set out below:

	Middlemount Joint Venture
	At December 31,
	2015	2014
	RMB’000	RMB’000

Current portion:
Cash and cash equivalents	92,349	16,768
Other current assets	317,829	322,019

Total current assets	410,178	338,787

Other current liabilities	(1,152,662)	(856,796)

Total current liabilities	(1,152,662)	(856,796)

Non-current portion:
Non-current assets	6,321,898	6,630,534

Non-current financial liabilities	(3,533,373)	(3,826,623)
Other non-current liabilities	(1,973,444)	(2,030,865)

Total non-current liabilities	(5,506,817)	(5,857,488)

Proportion of the Group’s ownership interest	49.9997%	49.9997%

Carrying amount of the Group’s interest in the joint venture	36,295	127,518

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

30.	INTERESTS IN JOINT VENTURES (continued)

	Middlemount Joint Venture
	At December 31,
	2015	2014
	RMB’000	RMB’000

Revenue	2,076,282	1,919,079

Depreciation and amortization	(399,748)	(331,431)
Interest income	—	146
Interest expenses	(243,432)	(237,246)
Other expenses	(1,795,685)	(1,992,913)

Loss for the year	(362,583)	(642,365)
Other comprehensive gain	189,730	—

Total comprehensive loss	(172,853)	(642,365)

Proportion of the Group’s ownership interest	49.9997%	49.9997%
The Group’s share of loss	(181,290)	(321,180)
The Group’s share of total comprehensive gain	94,865	—
Dividends received from joint ventures	—	—

Aggregate information of joint ventures that are not individually material:

	For the year ended December 31,
	2015	2014
	RMB’000	RMB’000

The Group’s share of profit and total comprehensive income for the year	10,832	351

Aggregate carrying amount of the Group’s interests in these joint ventures	21,184	3,349

As at December 31, 2015, the Group did not have any contingent liabilities or commitment with the joint ventures (2014: Nil).

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

31.	INTERESTS IN JOINT OPERATIONS

Information on major joint operations is as follows:

	Place of establishment and operation		At December 31,
			2015	2014
Name of joint operation		Principal activity	Interest held	Interest held

Boonal joint operation	Australia	Provision of a coal haul road and train load out facilities	50%	50%

Athena joint operation	Australia	Coal exploration	51%	51%

Ashton joint operation	Australia	Development and operation of open-cut and underground coal mines (Note 46)	N/A	N/A

Moolarben joint operation (Note)	Australia	Development and operation of open-cut and underground coal mines	81%	80%

The above joint operations are established and operated as unincorporated businesses and are held indirectly by the Company.

Note:	The Group acquired 1% equity interest in Moolarben joint operation from another venture at a consideration of AUD19.3 million on March 30, 2015. Upon completion of the acquisition, the Group held 81% equity interest in Moolarben joint operation.

The financial information in respect of the Group’s joint operations is set out below:

	At December 31,
	2015	2014
	RMB’000	RMB’000

Total assets	19,212,861	19,827,386
Total liabilities	(2,252,378)	(18,050,914)

Net assets	16,960,483	1,776,472

Revenue	10,939,146	5,062,557
Expenses	(4,094,665)	(7,471,415)

Profit (Loss) for the year	6,844,481	(2,408,858)

Other comprehensive income	—	—

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

32.	ASSETS CLASSIFIED AS HELD FOR SALE

During the year, Yancoal Australia established a 100% owned subsidiary, Watagan Mining Company Pty Ltd (“Watagan”). On February 18, 2016, the Group executed a Bond Subscription Agreement, together with other agreements (the “Watagan Agreements”) that, on completion, will transfer the Group’s interest in three of its 100% owned NSW coal mining operations, being the Austar, Ashton and Donaldson coal mines (the “three mines”), to Watagan for a purchase price of approximately AUD1.3 billion (an amount equal to the book value of the three mines at completion).

On completion, under the terms of the Watagan Agreements, it was determined that upon issuance of the bonds the Group will lose control of Watagan. These powers will be transferred to the Bondholders under the terms of the Watagan Agreements as the Bondholders will be given control of Watagan’s board of directors via appointment of the majority of directors. Due to the Watagan transaction being near completion and the transaction is considered to be highly likely at December 31, 2015, the three mines are disclosed as Assets Held for Sale at that date.

While Watagan will be deconsolidated for accounting purposes, as a result of Yancoal Australia’s ongoing 100% equity ownership in Watagan, Watagan remains within Yancoal Australia’s tax consolidated group.

In applying the held for sale classification to the three mines as at December 31, 2015, the Group determined the fair value less costs to sell to be above the carrying value, and as a result no adjustment was recorded on classification as held for sale.

Fair value less costs to sell of the mines has been determined using a discounted cash flow model. The key assumptions to which the model is most sensitive includes coal prices, foreign exchange rates, production and capital costs, discount rate and coal reserves and resources. The Group has applied a post-tax discount rate of 11% to discount the forecast future attributable post-tax cash flows of the three underground mines reflecting the risks specific to the asset for which the future cash flow estimates have not been adjusted.

The Group performed various sensitivities to the determination of fair value which indicated a -10% coal price assumption across all periods would have resulted in the carrying value exceeding fair value by RMB723.3 million (AUD153 million) whilst an increase in the long term AUD:USD foreign exchange rate to 0.80 would have resulted in the carrying value exceeding fair value by RMB151.3 million (AUD32 million).

Together with the Bond Subscription Agreement, the Watagan Agreements include a:

(i)	10 year Management and Mine Services Agreement appointing (1) Yancoal Australia as the exclusive provider of management services (being back office support functions) to the Watagan group; and (2) a 100% owned Yancoal Australia subsidiary as the exclusive provider of all mining management services (being all work directly concerned with the management of the operations of the three mines) to the Watagan group; and

(ii)	10 year Marketing & Logistics Representation and Logistics Agreement appointing Yancoal Australia as (1) the sole and exclusive marketing and logistics representative of the Watagan group for the promotion, marketing, sale, transportation and handling of all saleable coal produced from the three mines and the purchase of any coal for the Watagan group from third parties; and (2) the sole and exclusive provider of infrastructure services and representative of the Watagan group in relation to management of the port and rail access and rail haulage contracts in relation to the three mines.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

32.	ASSETS CLASSIFIED AS HELD FOR SALE (continued)

Carrying amounts
RMB’000

Assets
Bank balances and cash	21,747
Other current assets	450,088
Property, plant and equipment, net	3,785,777
Intangible assets	3,178,192
Other non-current assets	304,716

Total assets classified as held for sale	7,740,520

Liabilities
Transfer from provision for land subsidence, restoration, rehabilitation and environmental costs	145,717
Other current liabilities	209,287
Deferred tax liabilities	981,923
Other non-current assets	183,904

Total liabilities associated with assets classified as held for sale	1,520,831

Net assets classified as held for sale	6,219,689

Yancoal Australia would raise USD950 million in new debt funding through an issue of nine-year secured debt bonds to a consortium of financiers comprising BOCI Financial Products Limited, Bohai Harvest RST (Shanghai) Equity Investment Fund Management Co. Ltd. and Industrial Bank Co. Ltd. The bonds will be issued in two tranches of USD760 million (tranche 1) and USD190 million (tranche 2) by a newly established wholly owned subsidiary (Issuer) of Yancoal Australia Ltd. Yancoal’s interest in the New South Wales mining assets of Ashton, Austar and Donaldson (Assets) will be transferred to and held by the Issuer.

As at March 31, 2016, Yancoal Australia has confirmed the satisfaction of the conditions precedent and financial close (“Financial Close”) of such new financing arrangement to secure up to USD950 million via the issuance of the bonds. Among which, USD175 million of BOCI Asia Financial Products Limited’s total proposed subscription of USD375 million is subject to the obtaining of its final credit approval; if such approval is not obtained by September 30, 2016, BOCI Asia Financial Products Limited’s 2 commitment in respect of the USD175 million will be cancelled in full and the total amount raised under the financing will reduce to USD775 million.

Financial Close occurred with effect from March 31, 2016. On and from Financial Close, Yancoal Australia’s interest in the New South Wales mining assets of Ashton, Austar and Donaldson will be held by Watagan.

The transaction was deemed to be completed on March 31, 2016. Yancoal Australia derecognized the assets and liabilities classified as held for sales since March 31, 2016 and no consideration was received from the loss of control of Watagan or three mines.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

33.	BILLS AND ACCOUNTS PAYABLE

	At December 31,
	2015	2014
	RMB’000	RMB’000

Accounts payable	3,367,836	1,969,617
Bills payable	839,530	2,067,587

	4,207,366	4,037,204

The following is an aged analysis of bills and accounts payable based on the invoice dates at the balance sheet date:

	At December 31,
	2015	2014
	RMB’000	RMB’000

1 - 90 days	2,815,938	1,979,699
91 - 180 days	612,221	1,815,913
181 - 365 days	434,315	103,260
Over 1 year	344,892	138,332

	4,207,366	4,037,204

The average credit period for accounts payable and bills payable is 90 days. The Group has financial risk management policies in place to ensure that all payables are within the credit timeframe.

34.	OTHER PAYABLES AND ACCRUED EXPENSES

	At December 31,
	2015	2014
	RMB’000	RMB’000

Customers’ deposits	1,011,104	798,437
Accrued wages	654,876	870,699
Other taxes payable	174,133	142,389
Payables in respect of purchases of property, plant and equipment and construction materials	1,695,324	1,629,324
Accrued freight charges	59,034	66,048
Accrued repairs and maintenance	75,820	31,582
Staff welfare payable	625,156	319,180
Withholding tax payable	5,357	28,364
Deposits received from employees	90,817	24,258
Accrued land subsidence, restoration, rehabilitation and environmental costs	22,947	10,451
Interest payable	836,132	905,463
Payable on acquisition of Hao Sheng’s equity	2,519,313	2,519,313
Provision on Ashton research and development project	—	115,400
Others	1,239,294	1,275,782

	9,009,307	8,736,690

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

35.	PROVISION FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

	2015	2014
	RMB’000	RMB’000

Balance at January 1	3,430,007	3,853,708
Exchange re-alignment	(38,111)	(43,332)
Additional provision in the year	1,499,492	1,225,385
Transfer to assets held for sale (note 32)	(145,717)	—
Acquisition of Ashton Coal Mines Limited (note 46)	—	3,570
Utilization of provision	(1,545,932)	(1,609,324)

Balance at December 31	3,199,739	3,430,007

Presented as:

Current portion	2,616,998	2,900,054
Non-current portion	582,741	529,953

	3,199,739	3,430,007

Provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

Mine sites in the PRC

Under the rules and regulations in the PRC, the Group is required to pay to local government authorities for the compensation of rehabilitating mine sites. The rehabilitation provision presents the compensation to be paid to local government authorities which are based on internal estimation of expected total rehabilitation charges with the actual quantity of coal mined. Local government authorities would request the Group for the compensation from time to time where the management expected that the rehabilitation cost will be fully paid when the mine sites cease operation.

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

35.	PROVISION FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS (continued)

Generally estimated in accordance with the expected costs of land rehabilitation

In 2013, 2014 and 2015, the Group expensed approximately RMB1,390.6 million, RMB1,225.4 million and RMB1,499.5 million, respectively, of our provisions for land subsidence, restoration, rehabilitation and environmental protection as determined by our directors based on estimations of various factors, including past occurrences of land subsidence.

The provisions that the Group made are only estimates and may be adjusted to reflect the actual effects of our mining activities on the land above and surrounding our mining sites

The rehabilitation of mining sites is another priority of the PRC government

Provisions for land subsidence, restoration, rehabilitation and environmental costs are determined by our management based on past experience, its estimate of current and future costs and predictions for government policies.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

36.	BORROWINGS

	At December 31,
	2015	2014
	RMB’000	RMB’000
Current liabilities
Bank borrowings
- Unsecured borrowings (i)	8,263,113	5,597,568
- Secured borrowings (ii)	5,625,915	233,953
Finance lease liabilities (iv)	17,522	40,585
Guaranteed notes (v)	9,996,667	4,999,583

	23,903,217	10,871,689

Non-current liabilities
Bank borrowings
- Unsecured borrowings (i)	3,469,900	7,828,178
- Secured borrowings (ii)	24,501,998	24,731,562
Loans pledged by machineries (iii)	1,800,000	1,800,000
Finance lease liabilities (iv)	128,183	166,051
Guaranteed notes (v)	15,676,507	16,040,608

	45,576,588	50,566,399

Total borrowings	69,479,805	61,438,088

(i)	Unsecured borrowings are repayable as follows:

	At December 31,
	2015	2014
	RMB’000	RMB’000

Within one year	8,263,113	5,597,568
More than one year, but not exceeding two years	1,515,972	5,035,222
More than two years, but not more than five years	1,953,928	2,782,956
More than five years	—	10,000

Total	11,733,013	13,425,746

At December 31, 2015, short-term borrowings of the Company amounting to RMB6,099,020,000 (2014: RMB2,827,850,000). Four short-term borrowings of RMB4,089,020,000 (USD629,700,000) are denominated in foreign currency with interest rates at three-months LIBOR plus a margin of 1.26%-1.40% per annum, approximately 1.80% - 1.94% per annum (2014: three-months LIBOR plus a margin of 2.75% per annum, approximately 3.12% per annum). The remaining short-term borrowings of RMB2,010,000,000 carried interest at 4.35% - 6.00% per annum (2014: 5.40% - 6.00% per annum).

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

36.	BORROWINGS (continued)

(i)	Unsecured borrowings are repayable as follows: (continued)

Long-term borrowings of the Company amounting to RMB 4,679,434,000 (2014: RMB8,727,592,000) with RMB2,151,106,000 payable within one year. Long-term borrowings of RMB1,237,400,000 carried interest at a range of 5.54% - 6.15% per annum (2014: 5.54% - 6.40% per annum) while the remaining RMB1,290,928,000 carried interest at three-months LIBOR plus a margin of 1.20% - 2.40% per annum (2014: three-months LIBOR plus a margin of 1.20% - 3.45% per annum).

The long-term borrowing of Zhongyin Financial, which is denominated in foreign currency, amounting to RMB954,559,000 (USD147,000,000) (2014: RMB911,731,000 (USD150,000,000)), with RMB12,987,000 (USD 2,000,000) payable within one year. The loan term is 36 months and carried interest at three-month LIBOR plus a margin of 2.60%, approximately 3.14% per annum (2014: three-month LIBOR plus a margin of 2.60%, approximately 2.85% per annum).

(ii)	Secured borrowings are repayable as follows:

	At December 31,
	2015	2014
	RMB’000	RMB’000

Within one year	5,625,915	233,953
More than one year, but not exceeding two years	5,788,326	5,736,318
More than two years, but not more than five years	7,491,494	3,090,294
More than five years	11,222,178	15,904,950

Total	30,127,913	24,965,515

As at December 31, 2015, secured borrowings of Yancoal Australia are amounting to RMB17,766,250,000 (2014: RMB16,761,370,000). One of the secured borrowings obtained by the Group for the purpose of settling the consideration in respect of acquisition of Yancoal Resources amounting to RMB17,730,118,000 (USD2,740,000,000). Such borrowings carried interest at three-month LIBOR plus a margin of 2.8% per annum, approximately 3.34% per annum (2014: three-month LIBOR plus a margin of 2.8% per annum, approximately 3.04% per annum).

Part of the borrowings arose from the acquisition of Gloucester amounting to RMB36,132,000 (USD5,584,000) (2014: RMB64,347,000 (USD10,519,000)), with RMB33,809,000 payable within one year. It carried interest at 5.68% (2014: 5.68% per annum). It is pledged by bank deposit (note 17), intangible assets (note 23), and property, plant and equipment (note 24) and other assets in Yancoal Resources.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

36.	BORROWINGS (continued)

(ii)	Secured borrowings are repayable as follows: (continued)

At December 31, 2015, secured borrowings of the Company is amounting to RMB5,096,160,000 (2014: RMB1,400,000,000). During the year, two additional secured borrowings which amounted to RMB649,360,000 (USD100,000,000) were obtained by the Company. Such borrowings were denominated in foreign currency with interest rate at six-month LIBOR plus a margin of 3.20%, approximately 3.97% per annum. It was pledged by bank acceptances of the Company

During 2015, another additional secured borrowing which amounted to RMB3,246,800,000 (USD500,000,000) was denominated in foreign currency with interest rate at six-month LIBOR plus a margin of 2.10%, approximately 2.87% per annum. It is pledged by 520,000,000 shares of the Company’s A shares owned by Yankuang Group.

The remaining secured borrowings of RMB1,200,000,000 (2014: RMB1,400,000,000), with RMB300,000,000 payable within one year, carried interest at 6.98% per annum (2014: 7.04% per annum). The interest rate will be adjusted at each payment days in accordance with the benchmark of 5 years lending rate published by the PBOC plus 10%. It is guaranteed by the Company and; counter-guaranteed by the Parent Company and secured by 46.67% ordinary shares of Heze Neng Hua.

At December 31, 2015, secured borrowings of Yancoal International is amounting to RMB7,240,120,000 (USD1,115,000,000) (2014: RMB6,731,799,000 (USD1,100,000,000)), with RMB5,292,106,000 (USD815,000,000) payable in one year. The remaining secured borrowings amounted to RMB1,948,014,000 carried interest rate at three-month LIBOR plus a margin of ranged 1.10% - 3.00%, approximately 1.64%-3.54% per annum. These borrowings are guaranteed by the Parent Company and its stand by letter of credits.

Premier Coal Limited and Premier Holdings Pty., Ltd., the subsidiaries of the Company, signed a loan agreement with their client Synergy which carried with interest rate of 8.7%. During the Loan Period, Synergy agrees to loan to Premier a portion of the contract price for every tonne of coal supplied by Premier to Synergy under the coal supply agreement during the loan period. It is secured by total assets of Premier Coal Limited including its interest in the Coal Mine. At December 31, 2015, the balance of the loan is RMB25,383,000 (AUD5,369,000) (2014: RMB7,999,000 (AUD1,594,000)).

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

36.	BORROWINGS (continued)

(iii)	Loans pledged by machineries are repayable as follows:

	At December 31,
	2015	2014
	RMB’000	RMB’000
Minimum lease payments
Within one year	121,805	121,472
More than one year, but not exceeding two years	121,805	121,472
More than two years, but not exceeding five years	1,884,050	2,006,188

	2,127,660	2,249,132
Less: Future finance charges	(327,660)	(449,132)

Present value of lease payments	1,800,000	1,800,000

	At December 31,
	2015	2014
	RMB’000	RMB’000
Present value of minimum lease payments
More than one year, but not exceeding two years	200,000	—
More than two years, but not exceeding five years	1,600,000	1,800,000

	1,800,000	1,800,000
Less: Amounts due within one year and included in current liabilities	—	—

Amounts due after one year and included in non-current liabilities	1,800,000	1,800,000

At December 31, 2015, a loan of RMB1,800,000,000 (December 31, 2014: RMB 1,800,000,000) carried interest at lending rate of 3-5 years loan published by the PBOC plus a margin of 4% per annum, approximately 8.75% per annum (December 31, 2014: approximately 10%) and is pledged by machineries of the Group.

(iv)	Finance lease liabilities are repayable as follows:

	At December 31,
	2015	2014
	RMB’000	RMB’000
Minimum payments
Within one year	51,733	54,268
More than one year, but not exceeding two years	81,286	54,425
More than two years, but not exceeding five years	50,494	129,560
More than five years	—	—

	183,513	238,253
Less: Transfer to assets held for sale	(9,378)	—
Less: Future finance charges	(28,430)	(31,617)

Present value of lease payments	145,705	206,636

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

36.	BORROWINGS (continued)

(iv)	Finance lease liabilities are repayable as follows: (continued)

	At December 31,
	2015	2014
	RMB’000	RMB’000
Present value of minimum payments
Within one year	17,522	40,585
More than one year, but not exceeding two years	79,107	53,052
More than two years, but not exceeding five years	49,076	112,999
More than five years	—	—

	145,705	206,636
Less: Amounts due within one year and included in current liabilities	(17,522)	(40,585)

Amounts due after one year and included in non-current liabilities	128,183	166,051

Finance lease liabilities of RMB145,705,000 (AUD30,820,000) (2014: RMB206,636,000 (AUD41,184,000)) was obtained from the acquisition of Gloucester in 2014, which carried interest at 5.16% per annum (2014: 5.16% per annum).

(v)	Guaranteed notes are detailed as follows:

	At December 31,
	2015	2014
	RMB’000	RMB’000

Guaranteed notes denominated in RMB repayable within one year	9,996,667	4,999,583
Guaranteed notes denominated in USD repayable within two to five years	2,173,815	2,753,918
Guaranteed notes denominated in RMB repayable within two to five years	2,934,850	2,928,950
Guaranteed notes denominated in USD repayable over five years	3,568,951	3,365,899
Guaranteed notes denominated in RMB repayable over five years	6,998,891	6,991,841

	25,673,174	21,040,191

The above USD guaranteed notes were issued by a subsidiary of the Company on May 16, 2012. Guaranteed notes with par value of USD450,000,000 and USD550,000,000 will mature in 2017 and 2022 with interest rate 4.461% and 5.730% per annum respectively. At October 21, 2015, the Company redeemed the notes with par value of USD115,000,000 which mature in 2017. As at December 31, 2015, the remaining USD guaranteed notes amount to RMB5,742,766,000 with par value of USD885,000,000 (2014: RMB6,119,817,000 with par value of USD1,000,000,000). The notes are unconditionally secured by the Company and the respective security is non-cancellable. The notes have been issued and sold in Hong Kong Exchange and Clearing Limited to institutional investors.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

36.	BORROWINGS (continued)

(v)	Guaranteed notes are detailed as follows: (continued)

In 2012, with the approval from China Securities Regulatory Commission, the Company had issued RMB notes with par value of RMB300,167,000 and RMB4,699,833,000 to the public and institutional investors respectively. An unconditional and irrecoverable corporate guarantee was provided by the Parent Company on the RMB notes. At December 31, 2015, RMB notes of RMB4,971,000,000 (2014: RMB4,965,000,000) included notes of RMB3,973,800,000 (2014: RMB3,969,800,000) with a maturity period of 10 years and interest rate of 4.95% per annum and notes of RMB997,200,000 (2014: RMB995,200,000) with a maturity period of 5 years and interest rate of 4.20% per annum. As at December 31, 2015, there was no redemption on the notes.

In 2014, with the approval from China Securities Regulatory Commission, the Company was allowed to issue 5-year RMB notes at RMB1,950,000,000 with interest rate of 5.92% per annum and 10-year RMB notes at RMB3,050,000,000 with interest rate of 6.15% per annum. At December 31, 2015, the 5-year RMB notes and 10-year notes are amounted to RMB1,937,650,000 (2014: RMB 1,933,750,000) and RMB3,025,092,000 (2014: RMB3,022,041,000) respectively. As at December 31, 2015, there was no redemption on the notes.

In 2014, with the approval from China Securities Regulatory Commission, the Company was allowed to issue 1-year RMB notes in the PRC at RMB 5,000,000,000 with interest rate 5.59% per annum. As at December 31, 2015, such RMB notes were fully repaid.

In 2015, the Company had issued 2015 first tranche short-term notes at par value RMB 5,000,000,000 with 1 year maturity and interest rate of 5.19% per annum. At December 31, 2015, such RMB short-term note amount to RMB4,998,333,000. As at December 31, 2015, there was no redemption on the short-term note.

In 2015, with the approval from the National Association of Financial Market Institutional Investors, the Company was allowed to issue RMB super-short-term notes in PRC with an aggregate amount of RMB20,000,000,000. During 2015, the Company had issued 2015 first tranche super-short-term notes with par value of RMB2,500,000,000 and 2015 second tranche super-short-term notes with par value of RMB2,500,000,000. Both super-short-term notes had 270 days maturity and interest rate of 4.20% per annum. At December 31, 2015, such super-short-term notes amount to RMB4,998,333,000. As at December 31, 2015, there was no redemption on the super-short-term notes.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

37.	DERIVATIVE FINANCIAL INSTRUMENTS

	At December 31,
	2015	2014
	RMB’000	RMB’000

Current assets

Derivatives used for cash flow hedging:
- Forward foreign exchange contracts	—	359

Total current assets	—	359

Current liabilities

Derivatives used for cash flow hedging:
- Forward foreign exchange contracts	4,593	2,621
- Collar option	—	78,317

	4,593	80,938
Financial liability at fair value through profit or loss
- Future contracts	849	664

Total current liabilities	5,442	81,602

As at 31 December 2015, the outstanding sell USD contracts are hedging highly probable forecast sales of coal, whereas the outstanding buy AUD and USD contracts relate to the settlement of RMB term deposits. The contracts are timed to settle when the RMB term deposits mature. There were also outstanding sell AUD and buy EUR contracts which relate to settlement of EUR purchases.

The outstanding sell USD contracts are hedging highly probable forecast sales of coal. The contracts are timed to mature when funds for coal sales are forecasted to be received.

During the year ended December 31, 2015, the Group entered into futures contract to sell specified amount of methanol. The objective of entering into the futures contract is to reduce the related volatility of methanol selling price and thereby assist in risk management of the Group. The outstanding futures contract are hedging highly probable methanol transaction price.

As at December 31, 2015, the outstanding notional amount of futures contract to sell methanol was approximately RMB 2,781,000 whilst as at December 31, 2014, the futures contract to sell thermal coal, the outstanding notional amount was RMB 3,287,000.

For the year ended December 31, 2015, the ineffective hedging portion of the changes in fair values of the forward foreign exchange contracts of approximately RMB284,075,000 (2014: RMB1,297,843,000) was recognized as selling, general and administrative expenses in the consolidated income statement. The effective hedging portion was recognized as current portion of derivatives financial instruments in the consolidated balance sheet.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

38.	CONTINGENT VALUE RIGHTS SHARES LIABILITIES

	2015	2014
	RMB’000	RMB’000

Balance at January 1	—	1,408,729
Change in fair value recognised in consolidated income statement	—	18,314
Exchange re-alignment	—	(53,520)
Share repurchase	—	(1,373,523)

Balance at December 31	—	—

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

On March 4, 2014, the CVR shares were repurchased for cash of AUD262,936,000, representing the market value of AUD3 per CVR share.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

39.	LONG-TERM PAYABLE AND PROVISION

	At December 31,
	2015	2014
	RMB’000	RMB’000
Current liabilities
- Deferred payment for acquisition of interests in Minerva (i)	2,281	2,509
- Mining right compensation fee payable (ii)	396,285	396,285

	398,566	398,794

Non-current liabilities
- Deferred payment for acquisition of interests in Minerva (i)	—	2,165
- Mining right compensation fee payable (ii)	396,285	792,569
- Others (iii)	234,747	324,216

	631,032	1,118,950

Total	1,029,598	1,517,744

(i)	The carrying value of the deferred payment for acquisition of interests in Minerva is based on cash flows discounted using a rate of 7.5% (2014:7.5%).
(ii)	Mining right compensation fee payable is provided in accordance with the Chinese government legislation on mining right compensation fee. The amount is payable by the Company by instalment from 2015 to 2017.
(iii)	Other non-current liabilities mainly comprised of provision for marketing service fee of RMB15,967,000 (2014:RMB30,683,000) and provision for forecasted excessive supply for port and rail contracts of RMB191,322,000 (2014:RMB231,546,000), both arising from the acquisition of Gloucester.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

40.	DEFERRED TAXATION

	Available- for-sale investment	Accelerated tax depreciation	Fair value adjustment on mining rights (mining reserves)	Temporary differences on income and expenses recognized	Tax losses	Cash flow hedge reserve	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at January 1, 2014	(23,455)	(522,019)	(5,423,638)	895,770	2,365,673	346,310	(2,361,359)
Exchange re-alignment	—	6,481	237,010	(104,443)	(284,403)	(71,300)	(216,655)
(Charge) credit to other comprehensive income	(19,137)	—	—	—	—	394,986	375,849
(Charge) credit to the consolidated income statement (note 12)	—	350,234	(110,570)	(12,019)	99,715	—	327,360

Balance at December 31, 2014 and January 1, 2015	(42,592)	(165,304)	(5,297,198)	779,308	2,180,985	669,996	(1,874,805)
Exchange re-alignment	—	9,558	184,065	(50,897)	(187,310)	(71,819)	(116,403)
Acquisition of Donghua	—	—	—	42,158	—	—	42,158
Credit to other comprehensive income	38,768	—	—	—	—	16,487	55,255
(Charge) credit to the consolidated income statement (note 12)	—	(494)	(1,189,801)	199,095	2,158,573	—	1,167,373

Balance at December 31, 2015	(3,824)	(156,240)	(6,302,934)	969,664	4,152,248	614,664	(726,422)

The temporary differences on income and expenses recognized mainly arose from unpaid provision of salaries and wages, provisions of compensation fees for mining rights and land subsidence, restoration, rehabilitation and environmental costs and also included payments on certain expenses such as exploration costs and certain income in Australia.

The following is the analysis of the deferred tax balances for financial reporting purposes:

	At December 31,
	2015	2014
	RMB’000	RMB’000

Deferred tax assets	7,097,143	5,679,608
Deferred tax liabilities	(7,823,565)	(7,554,413)

	(726,422)	(1,874,805)

At the balance sheet date, the Group has unused tax losses of RMB23,945 million (2014: RMB17,912 million) contributed by the subsidiaries available for offset against future profits. RMB4,152 million deferred tax asset has been recognized (2014: RMB2,181 million) for such tax losses. No deferred tax asset has been recognized in respect of the RMB10,104 million (2014: RMB10,642 million) due to the unpredictability of future profit streams. Included in unrecognized tax losses are losses of RMB667 million that will expire in 2017, losses of RMB7,769 million that will expire in 2018 and losses of RMB1,394 million that will expire in 2019 and losses of RMB274 million that will be expired in 2020 (2014: losses of RMB517 million that will expire in 2015, loss of RMB282 million that will expire in 2016, losses of RMB680 million that will expire in 2017 losses of RMB7,769 million that will expire in 2018 and losses of RMB1,394 million that will expire in 2019). Other losses may be carried forward indefinitely.

By reference to financial budgets, management believes that there will be sufficient future profits for the realization of deferred tax assets which have been recognized in respect of tax losses.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

41.	SHAREHOLDERS’ EQUITY

Share capital

The Company’s share capital structure at the balance sheet date is as follows:

	Domestic invested shares A shares	Foreign invested shares H shares (including H shares represented by ADS)	Total

Number of shares
At January 1, 2014, January 1, 2015 and December 31, 2015	2,960,000,000	1,958,400,000	4,918,400,000

	Domestic invested shares A shares	Foreign invested shares H shares (including H shares represented by ADS)	Total
	RMB’000	RMB’000	RMB’000

Registered, issued and fully paid
At January 1, 2014, January 1, 2015 and December 31, 2015	2,960,000	1,958,400	4,918,400

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

41.	SHAREHOLDERS’ EQUITY (continued)

Capital reserve

During the year ended December 31, 2015, the Company repurchased its own ordinary shares on the Stock Exchange as follows:

Month of repurchase	Number of shares repurchased	Highest price paid per share	Lowest price paid per share	Aggregate consideration paid	Equivalent aggregate consideration paid
		HK$	HK$	HK$’000	RMB’000

December 2015	6,384,000	3.70	3.47	23,180	19,439

At the 2015 Annual General Meeting, the First H shareholders’ Class Meeting in 2015 convened by the Company on 22 May 2015, a resolution in relation to the proposal of granting a general mandate to the board of directors of the Company to repurchase H shares was approved. As at December 31, 2015, the number of H shares repurchased was 6,384,000 in aggregate. The change of business registration in the PRC for cancellation of the repurchased H shares has not completed yet. As at December 31, 2015, the Company’s total registered capital was RMB4,918,400,000 (December 31, 2014: RMB4,918,400,000).

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

41.	SHAREHOLDERS’ EQUITY (continued)

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

In accordance with the regulations of the State Administration of Work Safety, the Company has a commitment to incur RMB8 (Shanxi Tianchi: decreased from RMB50 to RMB30 from October 1, 2013 onwards, Xintai and Ordos: increased from RMB7 to RMB15 from February 1, 2012 onwards) for each tonne of raw coal mined from May 1, 2004 which will be used for enhancement of safety production environment and improvement of facilities (“Work Safety Cost”). From February 1, 2012 onwards, the work safety cost increased to RMB15 per tonne. In prior years, the work safety expenditures are recognized only when acquiring the fixed assets or incurring other work safety expenditures. The Company, Heze, Shanxi Tianchi, Xintai and Ordos make appropriation to the future development fund in respect of unutilized Work Safety Cost from 2008 onwards.

In accordance with the regulations of the State Administration of Work Safety, the Company’s subsidiaries, Hua Ju Energy, Shanxi Tianhao and Yulin, have a commitment to incur Work Safety Cost at the rate of: 4% of the actual sales income for the year below RMB10 million; 2% of the actual sales income for the year between RMB10 million and RMB100 million (included); 0.5% of the actual sales income for the year between RMB100 million and RMB1 billion (included); 0.2% of the actual sales income for the year above RMB1 billion. The unutilized Work Safety Cost at December 31, 2015 was RMB1,638,445,000 (2014: RMB1,611,120,000).

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

The Company’s distributable reserve as at December 31, 2015 is the retained earnings computed under IFRS which amounted to approximately RMB31,884,892,000 (At December 31, 2014: RMB30,419,601,000).

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

42.	PERPETUAL CAPITAL SECURITIES

	Perpetual capital securities issued by the Company	Perpetual capital securities issued by a subsidiary	Total
	RMB’000	RMB’000	RMB’000
	(note a)	(note b)

At January 1, 2014	—	—	—

Issuance of perpetual capital security	2,485,000	1,835,747	4,320,747
Profit attributable to holders of perpetual capital security	36,456	82,079	118,535
Distribution paid to holders of perpetual capital security	—	(65,923)	(65,923)

At December 31, 2014 and January 1, 2015	2,521,456	1,851,903	4,373,359
Issuance of perpetual capital security	3,964,000	—	3,964,000
Profit attributable to holders of perpetual capital security	346,227	140,593	486,820
Distribution paid to holders of perpetual capital security	(170,000)	(137,659)	(307,659)

At December 31, 2015	6,661,683	1,854,837	8,516,520

a)	The Company issued 6.8% perpetual capital securities with par value of RMB 1,500,000,000 and RMB 1,000,000,000 on 19 September and 17 November 2014 respectively. Coupon payments of 6.8% per annum on the perpetual capital securities are paid in arrears and can be deferred at the discretion of the Group. The perpetual capital securities have no fixed maturity and are redeemable at the discretion of the Group at their principal amounts together with any accrued, unpaid or deferred coupon interest payments. In addition, while any coupon payments are unpaid or deferred, the Company undertakes not to declare, pay any dividends nor to make any distributions or similar periodic payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank. Since the perpetual capital security does not include any payment of cash or other contractual obligation of financial instrument, it is categorized as equity under IFRS.

The Company issued 6.50% and 6.19% perpetual capital securities with par value of RMB2,000,000,000 and RMB2,000,000,000 on April 10, 2015 and April 30, 2015 respectively. Coupon payments of 6.50% and 6.19% per annum, which will be reset every 3 years, on the perpetual capital securities are paid in arrears and can be deferred at the discretion of the Group. Those perpetual capital securities have no fixed maturity and are redeemable at the discretion of the Group at their principal amounts together with any accrued, unpaid or deferred coupon interest payments. In addition, while any coupon payments are unpaid or deferred, the Company undertakes not to declare, pay any dividends nor to make any distributions or similar periodic payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank. Since the perpetual capital security does not include any payment of cash or other contractual obligation of financial instrument, it is categorized as equity under IFRS.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

42.	PERPETUAL CAPITAL SECURITIES (continued)

b)	On May 22, 2014, Yancoal International Trading Co., Limited issued 7.2% Perpetual Capital Securities with par value of USD 300,000,000 (“Perpetual capital securities”) which is guaranteed by the Company. Coupon payments of 7.2% per annum on the perpetual capital securities are paid semi-annually in arrears and can be deferred at the discretion of the Group. The perpetual capital securities have no fixed maturity and are redeemable at the discretion of the Group on or after May 22, 2016 at their principal amounts together with any accrued, unpaid or deferred coupon interest payments. In addition, while any coupon payments are unpaid or deferred, the Group undertakes not to declare, pay any dividends nor to make any distributions or similar periodic payments in respect of, or repurchase, redeem or otherwise acquire any securities of lower or equal rank. The securities were listed and traded on the Hong Kong Stock Exchange and sold to professional investors only on May 23, 2014. Since the perpetual capital security does not include any payment of cash or other contractual obligation of financial instrument, it is categorized as equity under IFRS.

43.	SUBORDINATED CAPITAL NOTES

On 31 December 2014, Yancoal SCN Limited, a wholly owned subsidiary of Yancoal Australia issued 18,005,102 Subordinated Capital Notes (“SCN”) at US$100 each. Each SCN is convertible into 1,000 Yancoal Australia ordinary shares and is traded on ASX. The distribution rate is set at 7% per annum, with interest will be paid half a year at Yancoal Australia’s discretion.

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

44.	CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance. The Group’s overall strategy remains unchanged from prior year.

The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 36 and equity attributable to equity holders of the Company, comprising issued share capital, reserves and retained earnings, and amounted to RMB111,511,389,000 (2014: RMB102,685,390,000) as at December 31, 2015.

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

45.	FINANCIAL INSTRUMENTS

45a.	Categories of financial instruments

	At December 31,
	2015	2014
	RMB’000	RMB’000

Financial assets
Loans and receivables (including cash and cash equivalents)	33,448,087	32,628,664
Available-for-sale financial assets	944,410	388,764
Derivative financial instruments	—	359
Royalty receivable (financial assets at fair value through profit or loss)	968,527	999,064

Financial liabilities
Amortized cost	83,672,150	74,677,564
Derivative financial instruments	5,442	81,602

45b.	Financial risk management objectives and policies

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

45.	FINANCIAL INSTRUMENTS (continued)

45b.	Financial risk management objectives and policies (continued)

Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group.

On December 31, 2015 and 2014, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group arising from the failure to perform their obligations in relation to each class of recognized financial assets is the carrying amount of those assets as stated in the consolidated balance sheet.

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

For the years ended December 31, 2015, 2014 and 2013, net sales to the Group’s five largest customers accounted for approximately 13.1%, 14.2% and, 16.5% respectively, of the Group’s total revenue. Net sales to the Group’s largest customer accounted for 3.3%, 3.7%, and 5.8% of the Group’s net revenue for the years ended December 31, 2015, 2014 and 2013 respectively. The Group’s largest customer were Noble Group for the year ended December 31, 2015 and Huadian Power International Corporation Limited (“Huadian”) for the years ended December 31, 2014 and 2013.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

45.	FINANCIAL INSTRUMENTS (continued)

45b.	Financial risk management objectives and policies (continued)

Credit risk (continued)

Details of the accounts receivable from the five customers with the largest receivable balances at December 31, 2015 and 2014 are as follows:

	Percentage of accounts receivable
	At December 31,
	2015	2014

Five largest receivable balances	29.43%	35.85%

The management considers the strong financial background and good creditability of these customers, and there is no significant uncovered credit risk.

The table below shows the credit limit and balance of 5 major counterparties at the balance sheet date:

		31.12.2015		31.12.2014
Counterparty	Location	Credit limit	Carrying amount	Credit limit	Carrying amount
		RMB’000	RMB’000	RMB’000	RMB’000
Company A	China	Not applicable	273,787	Not applicable	—
Company B	China	Not applicable	244,347	Not applicable	—
Company C	China	Not applicable	89,952	Not applicable	—
Company D	China	Not applicable	59,018	Not applicable	—
Company E	China	Not applicable	57,237	Not applicable	—
Company F	China	Not applicable	—	Not applicable	180,052
Company G	China	Not applicable	—	Not applicable	167,666
Company H	China	Not applicable	—	Not applicable	158,055
Company I	Australia	Not applicable	—	Not applicable	156,902
Company J	China	Not applicable	—	Not applicable	60,000

			724,341		722,675

The Group’s geographical concentration of credit risk is mainly in East Asia (excluding the PRC) and Australia. As at December 31, 2015 and 2014, over 75% and 45% of the Group’s total trade receivables were from Australia and from East Asia (excluding the PRC) respectively.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

45.	FINANCIAL INSTRUMENTS (continued)

45b.	Financial risk management objectives and policies (continued)

Market risk

(i)	Currency risk

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

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities in currencies other than the functional currencies of the relevant group entities at the balance sheet date are as follows:

	Liabilities		Assets
	2015	2014	2015	2014
	RMB’000	RMB’000	RMB’000	RMB’000
United States Dollar (“USD”)	43,411,219	35,377,540	5,970,558	3,920,955
Euro (“EUR”)	—	3,515	8,782	14,852
Hong Kong Dollar (“HKD”)	—	—	22,408	23
Notional amounts of sell USD foreign exchange contracts used for hedging	—	134,581	—	432,293

The sales of the Group’s subsidiaries in Australia are mainly export sales and some of their fixed assets are imported from overseas. Their foreign exchange hedging policy is disclosed in note 37. The Group’s operations in the PRC do not adopt any foreign exchange hedging policy.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

45.	FINANCIAL INSTRUMENTS (continued)

45b.	Financial risk management objectives and policies (continued)

Market risk (continued)

(i)	Currency risk (continued)

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

	USD Impact (note i)
	2015	2014
	RMB’000	RMB’000

(Decrease) Increase to profit or loss
- if RMB weakens against respective foreign currency	(247,656)	(92,093)
- if RMB strengthens against respective foreign currency	247,656	92,093

	USD Impact (note ii)		EUR Impact (note ii)
	2015	2014	2015	2014
	RMB’000	RMB’000	RMB’000	RMB’000

(Decrease) Increase to profit or loss
- if AUD weakens against respective foreign currency	30,037	38,650	—	(124)
- if AUD strengthens against respective foreign currency	(30,037)	(38,650)	—	124

Increase (Decrease) to shareholders’ equity
- if AUD weakens against respective foreign currency	601,683	(599,877)	—	(124)
- if AUD strengthens against respective foreign currency	(601,683)	599,877	—	124

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

45.	FINANCIAL INSTRUMENTS (continued)

45b.	Financial risk management objectives and policies (continued)

Market risk (continued)

(i)	Currency risk (continued)

Notes:

(i)	This is mainly attributable to the exposure of the Group’s outstanding bank deposit and loans denominated in USD.

(ii)	This is mainly attributable to the exposure of the Group’s outstanding bank borrowings in foreign currency and derivative financial instruments denominated in a currency other than the functional currency of the borrower.

In management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year end exposure does not reflect the exposure during the year.

(ii)	Interest rate risk

The Group is exposed to cash flow interest rate risk in relation to variable-rate bank balances, term deposits, restricted cash (note 17) and variable rate borrowings (note 36).

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

45.	FINANCIAL INSTRUMENTS (continued)

45b.	Financial risk management objectives and policies (continued)

Market risk (continued)

(ii)	Interest rate risk (continued)

Sensitivity Analysis

The following table details the Group’s sensitivity to a change of 100 basis points in the interest rate, assuming the financial instruments outstanding at the end of the reporting period were outstanding for the whole year and all the variables were held constant. It includes the interest rate fluctuation of the abovementioned PBOC rate and LIBOR.

	2015	2014
	RMB’000	RMB’000

(Decrease) Increase to profit and loss
-If increases by 100 basis points	(135,032)	(107,989)
-If decreases by 100 basis points	135,032	107,989

Increase (Decrease) to shareholders’ equity
-If increases by 100 basis points	(135,032)	(107,989)
-If decreases by 100 basis points	135,032	107,989

(iii)	Other price risk

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

45.	FINANCIAL INSTRUMENTS (continued)

45b.	Financial risk management objectives and policies (continued)

Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilization of bank borrowings and ensures compliance with loan covenants.

Included in bank balances and cash of the Group is RMB18,473,748,000 (2014: RMB16,701,213,000) of bank balances denominated in Renminbi placed with banks in the PRC. The conversion of RMB into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government. As of December 31, 2015 and 2014, other than the restriction from exchange control regulations, there is no significant restriction on the Group.

The following table details the Group’s remaining contractual maturity for its financial liabilities. For non-derivative financial liabilities, the table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

Liquidity and interest risk tables

	Weighted average effective interest rate	Less than 3 months	3-6 months	6 months to 1 year	1-5 years	5+ years	Total undiscounted cash flow	Carrying amount at 12.31
	%	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

2015
Non-derivative financial liabilities
Bills and accounts payables	NA	4,207,366	—	—	—	—	4,207,366	4,207,366
Other payables	NA	8,999,978	—	—	—	—	8,999,978	8,999,978
Amounts due to Parent Company and its subsidiary companies	NA	190,150	—	—	—	—	190,150	190,150
USD Guaranteed note	4.46% - 5.73%	72,995	72,995	145,990	3,619,953	3,057,800	6,969,733	5,742,766
RMB Guaranteed note	4.20% - 6.15%	15,403,265	—	240,000	4,773,654	7,996,798	28,413,717	19,930,408
Loan pledged by machineries	9.25%	30,618	30,285	60,902	2,005,855	—	2,127,660	1,800,000
Finance lease liabilities	5.43% - 5.60%	1,978	1,978	3,956	154,320	—	162,232	145,705
Bank borrowings	0.662% - 6.400%	343,743	343,743	687,486	16,040,209	29,024,594	46,439,775	41,860,926
Long-term payable	6.15% - 6.50%	1,145	—	440,011	416,768	—	857,924	794,851

		29,251,238	449,001	1,578,345	27,010,759	40,079,192	98,368,535	83,672,150

Financial guarantees issued
Maximum amount guaranteed (note)	NA	—	—	—	—	2,166,126	2,166,126	—

Derivative financial instruments – gross settlement
Forward foreign exchange contracts
- Outflow	NA	11,615	—	—	—	—	11,615	11,615
Future contrasts
- Outflow	NA	—	2,777	—	—	—	2,777	2,777

Note: the amount presented is the maximum contractual presented under guarantees issued.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

45.	FINANCIAL INSTRUMENTS (continued)

45b.	Financial risk management objectives and policies (continued)

Liquidity risk (continued)

Liquidity and interest risk tables (continued)

	Weighted average effective interest rate	Less than 3 months	3-6 months	6 months to 1 year	1-5 years	5+ years	Total undiscounted cash flow	Carrying amount at 12.31
	%	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

2014
Non-derivative financial liabilities
Bills and accounts payables	N/A	4,037,204	—	—	—	—	4,037,204	4,037,204
Other payables	N/A	7,818,335	—	—	—	—	7,818,335	7,818,335
Amounts due to Parent Company and its subsidiary companies	N/A	190,408	—	—	—	—	190,408	190,408
USD Guaranteed note	4.46%-5.73%	78,930	78,930	157,859	3,698,399	3,844,314	7,858,432	6,119,817
RMB Guaranteed note	4.20%-6.15%	5,363,341	—	240,000	4,933,281	8,387,728	18,924,350	14,920,374
Loan pledged by machineries	5.68%-10.00%	31,049	30,384	61,766	2,160,630	—	2,283,829	1,800,000
Finance lease liabilities	2.99%-5.60%	2,722	2,722	5,443	204,760	26,883	242,530	206,636
Bank borrowings	1.45%-15.60%	1,304,920	683,760	4,122,001	20,343,573	17,748,332	44,202,586	38,391,261
Long-term payable	6.15%-6.50%	1,215	—	464,434	855,662	—	1,321,311	1,193,528

		18,828,124	795,796	5,051,503	32,196,305	30,007,257	86,878,985	74,677,564

Financial guarantees issued
Maximum amount guaranteed (note)	N/A	—	—	—	—	2,051,340	2,051,340	—

Derivative financial instruments – gross settlement
Forward foreign exchange contracts
- Outflow	N/A	666,618	—	—	—	—	666,618	666,618
Future contrasts
- Outflow	N/A	664	—	—	—	—	664	664
Collar option
- Outflow	N/A	549,994	477,353	—	—	—	1,027,347	1,027,347

Note: the amount presented is the maximum contractual presented under guarantees issued.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

45.	FINANCIAL INSTRUMENTS (continued)

45c.	Fair values

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

Fair values of financial assets and financial liabilities are determined as follows:

The following table presents the carrying value of financial instruments measured at fair value across the three levels of the fair value hierarchy. The levels of fair value are defined as follows:

Level 1:	fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets and liabilities;

Level 2:	fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3:	fair value measurements are those derived from valuation techniques that include inputs for the assets or liability that are not based on observable market data (unobservable inputs).

	Level 1	Level 2	Level 3	At December 31 Total
	RMB’000	RMB’000	RMB’000	RMB’000

2015
Assets
Available-for-sale investments
- Investments in securities listed on the SSE	610	—	—	610
- Investments in securities listed on the NEEQ	797,720	—	—	797,720
Derivative financial instruments
- Royalty receivable	—	—	968,527	968,527

	798,330	—	968,527	1,766,857

Liabilities
Derivative financial instruments
- Future contracts	849	—	—	849
- Forward foreign exchange contracts	—	4,593	—	4,593

	849	4,593	—	5,442

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

45.	FINANCIAL INSTRUMENTS (continued)

45c.	Fair values (continued)

	Level 1	Level 2	Level 3	At December 31 Total
	RMB’000	RMB’000	RMB’000	RMB’000

2014
Assets
Available-for-sale investments
- Investments in securities listed on the SSE	249,404	—	—	249,404
Derivative financial instruments
- Forward foreign exchange contracts	—	359	—	359
- Royalty receivable	—	—	999,064	999,064

	249,404	359	999,064	1,248,827

Liabilities
Derivative financial instruments
- Future contracts	664	—	—	664
- Forward foreign exchange contracts	—	2,621	—	2,621
- Collar option	—	78,317	—	78,317

	664	80,938	—	81,602

In 2015 and 2014, there are no change in categories between level 1 and level 2 and no movement from or into level 3. For more information about royalty receivable, please refer to note 19.

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

47.	ACQUISITION OF DONGHUA

On July 27, 2015, the Company entered into the Equity Shares Transfer Agreement with the Parent Company to purchase Donghua 100% equity shares. On July 31, 2015, the transaction was completed and the consideration of RMB676,000,000 was fully paid to the Parent Company to acquire including, but not limited to, the building ownership, all machinery equipment, intangible assets and other fixed assets and their equity investments in Yankuang Group Tangcun Industrial Company Limited, Yankuang Group Mainland Machinery Company Limited, Yankuang Group Zoucheng Jinming Electrical Company Limited, Yanzhou Dongfang Electrical Company Limited and Yankuang Group Jintong Rubber Company Limited.

The principal business of Donghua is manufacturing of comprehensive coal mining and excavating equipment. The net assets and goodwill acquired were included in the equipment manufacturing segment.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

47.	ACQUISITION OF DONGHUA (continued)

The net assets acquired on the acquisition date are as follows:

	Carrying amounts	Fair value Adjustment	Fair Values
	RMB’000	RMB’000	RMB’000
Bank balances and cash	89,646	—	89,646
Account receivables and other receivables	1,637,589	—	1,637,589
Prepayments	46,355	—	46,355
Inventories	392,576	4,150	396,726
Property, plant and equipment, net	620,934	21,240	642,174
Construction in process	1,640	—	1,640
Intangible assets	522	13,602	14,124
Land access rights	152,537	10,937	163,474
Deferred tax assets	54,640	—	54,640
Accounts and other payables	(2,150,711)	—	(2,150,711)
Income tax payable	(9,471)	—	(9,471)
Bank borrowings	(443,823)	—	(443,823)
Long-term payables	(163,085)	—	(163,085)
Deferred tax liabilities	—	(12,482)	(12,482)

Net assets acquired			266,796
Goodwill arising from acquisition			409,204

			676,000

Considerations:
Cash paid on acquisition			(676,000)

Net cash outflow arising on acquisition:
Cash paid on acquisition			(676,000)
Bank balances and cash acquired			89,646

			(586,354)

The goodwill arising from the acquisition is attributable to develop of more diversified operating activity and the profitability of the business, and operational synergies and strategic benefits expected to arise subsequent to the acquisition.

During the period from the acquisition date to December 31, 2015, Donghua has contributed a total revenue of RMB309.9 million and net profit of RMB31.8 million.

If the acquisition had occurred on January 1, 2015, the consolidated revenue and net profit of the Group for the year ended December 31, 2015 would have been increased by RMB422.7 million and RMB43.5 million respectively.

The proforma financial information is for illustrative purpose only and does not necessarily reflect the Group’s revenue and operating results if the acquisition has been completed on January 1, 2015 and could not serve as a basis for the forecast of future operation result.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

48.	ACQUISITION OF ADDITIONAL INTERESTS IN JOINT OPERATION

The Australia subsidiaries of the Group originally held 80% equity interests in Moolarben joint operation. On March 30, 2015, the Group acquired additional 1% equity interests in Moolarben joint operation from another venturer at a consideration of AUD19.9 million. Upon completion of the acquisition, the Group held 81% equity interest in Moolarben joint operation.

Under the shareholders agreement, the 81% equity interest held in Moolarben remained classified as a joint operation.

The net assets acquired on the acquisition date are as follows:

Fair Values RMB’000

Bank balances and cash	458
Account receivables	2,289
Inventories	1,374
Other current asset	1,831
Property, plant and equipment, net	27,929
Other non-current asset	109,885
Trade and other payables	(916)
Other non-current liabilities	(2,747)
Deferred tax	(15,567)

Net assets acquired	124,536
Bargain purchase	(30,930)

Net cash outflow arising on acquisition:	93,606

Consideration:
Cash paid on acquisition	(93,606)
Bank balances and cash acquired	458

(93,148)

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

49.	NON-CONTROLLING INTEREST

Summarised financial information of material non-controlling interests of subsidiaries is set out below:

For the details of transactions with non-controlling interests, please refer to note 50.

	Yancoal Australia		Hao Sheng
	At December 31		At December 31
	2015	2014	2015	2014
Non-controlling interests percentage	22%	22%	22.25%	25.18%
	RMB’000	RMB’000	RMB’000	RMB’000
Summarised financial information

Current assets	11,643,631	3,362,311	412,510	276,938
Non-current assets	25,544,730	34,125,721	14,776,762	13,523,826
Current liabilities	(3,001,920)	(1,698,897)	(2,244,325)	(976,961)
Non-current liabilities	(26,205,121)	(23,309,923)	(3,022,421)	(3,022,421)

Net assets	7,981,320	12,479,212	9,922,526	9,801,382

Carrying amount of non-controlling interests	(877,567)	(59,220)	(2,463,747)	(2,467,988)

Revenue	6,280,343	7,300,759	—	—
Loss for the year	(1,418,695)	(1,846,546)	(16,276)	(20,996)
Other comprehensive loss	(2,839,429)	(1,425,380)	—	—

Total comprehensive loss	(4,258,124)	(3,271,926)	(16,276)	(20,996)

Loss allocated to non-controlling interests	(936,787)	(724,263)	(4,241)	(5,287)

Cash flows used in operating activities	(508,217)	(1,294,520)	(52,454)	(75,008)
Cash flows used in investing activities	(1,483,994)	(1,102,854)	(755,535)	(618,120)
Cash flows from financing activities	1,727,938	1,780,449	888,424	700,000

Net (decrease) increase in cash and cash equivalents	(264,273)	(616,925)	80,435	6,872

Dividends paid to non-controlling interests	—	—	—	—

The amount of above financial information is before elimination of intra-group transactions.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

50.	RELATED PARTY BALANCES AND TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. Related party transactions which also constitute continuing connected transactions under Main Board Listing Rules Chapter 14A, are disclosed below:

Balances and transactions with related party

	At December 31,
	2015	2014
	RMB’000	RMB’000

Nature of balances (other than those already disclosed)
Bills and accounts receivable
- Parent Company and its subsidiaries	598,325	545,329
- Joint ventures	309,219	160,660
Prepayments and other receivables
- Parent Company and its subsidiaries	127,568	224,151
- Joint ventures	3,092	—
- Associates	89,328	116,883
Bills and accounts payable
- Parent Company and its subsidiaries	190,150	190,398
- Associates	1	10
Other payables and accrued expenses
- Parent Company and its subsidiaries	1,344,991	1,037,193
- Associates	5,125	17

The amounts due from/to the Parent Company, joint ventures and its subsidiary companies are non-interest bearing, unsecured and repayable on demand.

During the years, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Year ended December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000

Income
Sales of coal	1,092,512	2,287,541	2,839,839
Sales of auxiliary materials	598,236	510,432	328,732
Sales of heat and electricity	118,486	114,163	111,675
Sales of methanol	29,668	127,921	126,398
Provision of mines operating services	—	4,337	—
Expenditure
Utilities and facilities	10,164	29,777	19,406
Purchases of supply materials and equipment	157,202	1,286,869	1,196,372
Repair and maintenance services	74,378	238,110	266,849
Social welfare and support services	755,004	822,793	483,783
Road transportation services	10,184	19,567	14,119
Construction services	709,262	600,847	522,314
Coal train convoy services	24,378	—	—

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

50.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Balances and transactions with related party (continued)

Expenditures for social welfare and support services (excluding medical and child care expenses) are RMB180,952,000, RMB177,854,000 and RMB122,460,000 for the years ended December 31, 2015, 2014 and 2013. These expenses will be negotiated with and paid by the Parent Company each year.

As at December 31, 2015, the Company has deposited RMB1,024,277,000 (2014: RMB927,255,000) (2013: RMB103,464,000) to the Company’s associate, Yankuang Group Finance Company Limited. The interest income received during the year amounted to RMB4,097,000 (2014: RMB3,217,000) (2013: RMB4,756,000) and there was no finance cost paid during the year (2014: RMB100,000) (2013: RMB1,645,000).

In addition to the above, the Company participates in a retirement benefit scheme of the Parent Company in respect of retirement benefits (note 52).

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

Material transactions with other state-controlled entities are as follows:

	Year ended December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000

Trade sales	1,432,740	4,518,295	5,986,611
Trade purchases	2,440,592	1,357,757	5,078,834

Material balances with other state-controlled entities are as follows:

	At December 31,
	2015	2014
	RMB’000	RMB’000

Amounts due to other state-controlled entities	254,425	201,797
Amounts due from other state-controlled entities	226,494	440,387

Amounts due to and from state-controlled entities are trade nature of which terms are not different from other customers (notes 18 and 33).

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

50.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

In addition, the Group has entered into various transactions, including deposits placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

Except as disclosed above, the directors are of the opinion that transactions with other state-controlled entities are not significant to the Group’s operations and no other transaction, arrangement or contract of significance to which the Company was a party and in which a director of the Company or a connected entity of the director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Balances and transactions with joint ventures

	At December 31,
	2015	2014
	RMB’000	RMB’000

Due from a joint venture (note 30)	1,565,194	1,705,757

The amount due from a joint venture is unsecured and interest is calculated at commercial rate, interest received by the Group in the current year amounting to RMB92,193,000 (2014: RMB 100,345,000).

For the year ended December 31, 2015, the trade balances between the Group and joint ventures are disclosed in notes 18 and 33.

Compensation of key management personnel

The remuneration of directors and other members of key management were as follows:

	Year ended December 31,
	2015	2014	2013
	RMB’000	RMB’000	RMB’000

Directors’ fee	520	520	520
Salaries, allowance and other benefits in kind	8,047	10,663	5,987
Retirement benefit scheme contributions	1,269	1,772	1,020

	9,836	12,955	7,527

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

51.	COMMITMENTS

	At December 31,
	2015	2014
	RMB’000	RMB’000

Capital expenditure contracted for but not provided in the consolidated financial statements
Acquisition of property, plant and equipment
- the Group	5,016,042	2,725,021
- share of joint operations	27,299	5,515
- Others	53,041	—
Exploration and evaluation
- share of joint operations	1,249	1,382
- Others	591	—

	5,098,222	2,731,918

Pursuant to the regulations issued by the Shandong Province Finance Bureau, the Group has to pay a deposit of RMB2,636 million (2014: RMB2,636 million) to the relevant government authority, which secured for the environmental protection work done by the Company. As at December 31, 2015, deposit of RMB1,052 million (2014: RMB1,052 million) were made and the Company is committed to further make security deposit of RMB1,584 million (2014: RMB1,584 million).

52.	RETIREMENT BENEFITS

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

Pursuant to the Provision of Insurance Fund Administrative Services Agreement entered into by the Company and the Parent Company on March 21, 2014, the monthly contribution rate is at 20% (2014: 20%; 2013: 20%) of the total monthly basic salaries and wages of the Company’s employees for the period from January 1, 2015 to December 31, 2017. Other welfare benefits will be provided by the Parent Company, which will be reimbursed by the Company.

The amount of contributions paid to the Parent Company were RMB667,746,000, RMB722,111,000, and RMB874,753,000 for the years ended December 31, 2015, 2014 and 2013 respectively.

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

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

52.	RETIREMENT BENEFITS (continued)

During the year and at the balance sheet date, there were no forfeited contributions which arose upon employees leaving the above schemes available to reduce the contributions payable in future years.

53.	HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the domestic employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the three years ended December 31, 2015, 2014 and 2013. Such expenses, amounting to RMB137,200,000, RMB137,200,000 and RMB80,042,000 for each of the three years ended December 31, 2015, 2014 and 2013 respectively, have been included as part of the social welfare and support services expenses summarized in note 52.

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

54.	POST BALANCE SHEET EVENT

On January 14, 2016, the Company’s subsidiary, Duanxin Investment Holding (Beijing) Limited (“Duanxin”), has passed a resolution that investing no more than RMB 650million in Xinhua Fushi Duanxin First Specific Property Management Plan. During January 2016, Duanxin (Client), Shenzhen Xinhua Fushi Property Management Limited (“Property Management”) and Bank of Ningbo signed a Property Management Contract, state that Duanxin entrust Xinhua Fushi 650million property for investment on January 21, 2016.

On February 22, 2016, the Company have issued 2016 first tranche super-short-term notes with par value of RMB 4,000,000,000, while the remaining registered allowance is RMB 11,000,000,000. The super-short-term notes have 270 days maturity and interest rate of 3.40% per annum. Interest starts on February 24, 2016 and have to be repaid on November 20, 2016. The main underwriters are Bank of China Limited and Industrial and Commercial Bank of China Limited.

On March 8, 2016, Yancoal International, a wholly-owned subsidiary of the Company, entered into the Cornerstone Investment Agreement with China Zheshang Bank (“CZB” as issuer), CMB International Capital Limited (as Underwriter’s Representative) and the Company (as guarantor), pursuant to which Yancoal International has agreed to acquire 400,000,000 CZB H Shares under international offering by paying a consideration of approximately HK$1.6 billion. On April 18, 2016, the Company, Yancoal International acquired additional 88,000,000 CZB H Shares through block trade from an independent third party for a total consideration of approximately HK$347.6 million. After the Acquisition, the Company is holding an aggregate of 488,000,000 CZB H Shares, representing approximately 2.79% of the total share capital of China Zheshang Bank.

On 29 March 2016, the Company entered into the equity transfer agreement with Parent Company to acquire its 65% equity interest in Yankuang Group Finance Company Limited at a consideration of RMB1,242.0 million.

On 29 March 2016, Heze Neng Hua, a subsidiary of the Company, entered into the Wanfu mining right transfer agreement with Parent Company to acquire the Wanfu mining right at a consideration of RMB1,250.4 million.

Having considered the effective date of the equity and mining right transfer agreement and the required time for completing relevant registration procedures, the acquisitions of 65% equity interest in Yankuang Group Finance Company Limited and Wanfu mining right are still not yet completed as at reporting date. The aforesaid registration procedures are expected to be completed in August 2016.

55.	OPERATING LEASE COMMITMENTS

	At December 31,
	2015	2014
	RMB’000	RMB’000

Within one year	164,702	152,981
More than one year, but not more than five years	180,133	132,547

	344,835	285,528

Operating leases have average remaining lease terms of 1 to 5 years. Items that are subject to operating leases include mining equipment, office space and small items of office equipment.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

56.	CONTINGENT LIABILITIES

(i)	Guarantees

		At December 31,
		2015	2014
		RMB’000	RMB’000

(a)	The Group
	Guarantees secured over deposits	112,673	136,080
	Performance guarantees provided to daily operations	764,966	979,025
	Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	477,205	171,892
	Guarantees provided in respect of land acquisition	236,380	182,282

(b)	Joint operations
	Guarantees secured over deposits	1,333	1,918

(c)	Related parties
	Guarantees secured over deposits	5,082	5,394
	Performance guarantees provided to external parties	481,549	528,262
	Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	86,938	46,487

		2,166,126	2,051,340

(ii)	The Australian Taxation Office (“ATO”) commenced an audit of Yancoal Australia during the 2013 financial year. During the current year, final settlement was reached with the ATO which resulted in an increase to tax losses of $176.8 million, an increase to tax expense of $13.6 million, a cash payment of $16.9 million (inclusive of interest charges), and a consequential amendment to the tax return for the tax years concerned. Yancoal Australia is currently in discussion with the ATO in relation to a subsequent tax year which may lead to further audit activity in the future.

(iii)	Yancoal Australia has issued a letter of support dated February 27, 2015 to Middlemount Coal Pty Ltd (“Middlemount”), a joint venture confirming:

•	It will not demand the repayment of any loan due from Middlemount, except to the extent that Middlemount agrees otherwise or as otherwise provided in the loan agreement; and

•	It will provide financial support to Middlemount to enable it to meet its debts as and when they become due and payable, by way of new shareholder loans in proportion to its share of the net assets of Middlemount.

This letter of support will remain in force whilst the Yancoal Australia is a shareholder of Middlemount or until notice of not less than 12 months is provided or such shorter period as agreed by Middlemount.

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

57.	INFORMATION OF THE COMPANY

Details of the Company’s major subsidiaries at December 31, 2015 and 2014 are as follows:

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital		Proportion of registered capital/ issued share capital held by the Company				Proportion of voting power held		Principal activities
				2015		2014		2015	2014
				Directly	Indirectly	Directly	Indirectly

Shanxi Neng Hua (note 1)	PRC	RMB	600,000,000	100%	—	100%	—	100%	100%	Investment holding

Shanxi Tianchi (note 1)	PRC	RMB	90,000,000	—	81.31%	—	81.31%	81.31%	81.31%	Coal mining business

Shanxi Tianhao (note 1)	PRC	RMB	150,000,000	—	99.89%	—	99.89%	99.89%	99.89%	Methanol and electricity power business

Beisheng Industry and Trade (Note 1)	PRC	RMB	2,404,000	100%	—	100%	—	100%	100%	Coal Mining and sales

Shandong Yanmei Shipping Co., Ltd. (“Yanmei Shipping”) (note1)	PRC	RMB	5,500,000	92%	—	92%	—	92%	92%	Transportation via rivers and lakes and the sales of coal and construction materials

Inner Mongolia Haosheng Coal Mining Co., Ltd(“Haosheng”) (note 1)	PRC	RMB	904,900,000	77.75%	—	74.82%	—	77.75%	74.82%	Sales of coal mine machinery equipment and accessories

Zhongyan Trade Co., Ltd (“Zhongyan”) (note 1)	PRC	RMB	2,100,000	52.38%	—	52.38%	—	52.38%	52.38%	Trade and storage in free trade zone

Yanzhou Coal Mining Yulin Neng Hua Co., Ltd (“Yulin”) (note 1)	PRC	RMB	1,400,000,000	100%	—	100%	—	100%	100%	Methanol and electricity power business

Heze (note 1)	PRC	RMB	3,000,000,000	98.33%	—	98.33%	—	98.33%	98.33%	Coal mining and sales

Ordos (note 1)	PRC	RMB	8,100,000,000	100%	—	100%	—	100%	100%	Investment holding, coal mining and sales

Yize (note 1)	PRC	RMB	675,000,000	—	100%	—	100%	100%	100%	Development of methanol project

Inner Mongolia Rongxin Chemicals Co., Ltd (“Rongxin”) (note 1)	PRC	RMB	648,360,000	—	100%	—	100%	100%	100%	Development of methanol project

Inner Mongolia Daxin Industrial Gas Co., Ltd (“Daxin Industrial”) (note 1)	PRC	RMB	209,992,568	—	100%	—	100%	100%	100%	Development of methanol project

Xintai (note 1)	PRC	RMB	5,000,000	—	100%	—	100%	100%	100%	Coal mining and sales

Ordos Zhuanlongwan Coal Mining Company Limited (“Zhuanlongwan”) (note 1)	PRC	RMB	5,050,000,000	—	100%	—	100%	100%	100%	Coal mining and sales, manufacturing and sales of mining equipment and machinery

Ordos Yingpanhao Coal Mining Company Limited (“Yingpanhao”) (note 1)	PRC	RMB	300,000,000	—	100%	—	100%	100%	100%	Coal mining and sales, manufacturing and sales of mining equipment and machinery

Hua Ju Energy (note 1)	PRC	RMB	288,589,774	95.14%	—	95.14%	—	95.14%	95.14%	Electricity and heat supply

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

57.	INFORMATION OF THE COMPANY (continued)

Details of the Company’s major subsidiaries at December 31, 2015 and 2014 are as follows:

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital		Proportion of registered capital/ issued share capital held by the Company				Proportion of voting power held		Principal activities
				2015		2014		2015	2014
				Directly	Indirectly	Directly	Indirectly

Rizhao (note 1)	PRC	RMB	300,000,000	51%	—	51%	—	51%	51%	Coal wholesale management and others

Qingdao Yanmei Dongqi Energy Co., Ltd (“Dongqi”) (Note 1)	PRC	RMB	50,000,000	—	100%	—	100%	100%	100%	Coal and Related Products Wholesale

Trading Centre (Note 1)	PRC	RMB	100,000,000	51%	—	51%	—	51%	51%	Coal Mining and sales

Zhongyin Logistics (note 1)	PRC	RMB	300,000,000	100%	—	100%	—	100%	100%	Trade Broker and Agent

Zhongyin Financial (note 1)		RMB	2,060,000,000
	PRC	RMB	(2014: 500,000,000)	73%	24%	75%	25%	97%	100%	Financial leasing

Duanxin (Note 1)	PRC	RMB	810,000,000	100%	—	100%	—	100%	100%	Investment and assets management

Shandong Duanxin Supply Chain Management Co., Ltd (“Supply Chain”) (note 1)	PRC	RMB	200,000,000	100%	—	—	—	100%	—	Logistics, storage and leasing

Heze Duanxin Supply Chain Management Co., Ltd (“Heze Duanxin”) (note 1)	PRC	RMB	10,000,000	—	100%	—	—	100%	—	Logistics, storage and leasing

Dalateqi Duanxin Supply Chain Management Co., Ltd (“Dalateqi”) (note 1)	PRC	RMB	5,000,000	—	100%	—	—	100%	—	Logistics, storage and leasing

Ruifeng (note 1)	PRC	RMB	200,000,000	51%	—	—	—	51%	—	Trading

Yancoal Australia (note 2)	Australia	AUD	656,700,717	78%	—	78%	—	78%	78%	Investment holding

Austar Coal Mine Pty, Limited (“Austar”)	Australia	AUD	64,000,000	—	100%	—	100%	100%	100%	Coal mining business in Australia

Gloucester	Australia	AUD	719,720,808	—	100%	—	100%	100%	100%	Coal resource exploration development

Yancoal Australia Sales Pty Ltd	Australia	AUD	100	—	100%	—	100%	100%	100%	Coal sales

Yancoal SCN Ltd	Australia	AUD	5	—	100%	—	100%	100%	100%	Issue subordinated capital note

Yancoal Mining Services Ltd	Australia	AUD	100	—	100%	—	—	100%	—	Provide management services to the underground mines

Watagan Mining Company Pty Ltd	Australia	AUD	100	—	100%	—	—	100%	—	Holding company

Yancoal Resources Ltd	Australia	AUD	446,409,065	—	100%	—	100%	100%	100%	Coal mining business in Australia

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

57.	INFORMATION OF THE COMPANY (continued)

Details of the Company’s major subsidiaries at December 31, 2015 and 2014 are as follows:

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital		Proportion of registered capital/ issued share capital held by the Company				Proportion of voting power held		Principal activities
				2015		2014		2015	2014
				Directly	Indirectly	Directly	Indirectly

Westralian Prospectors NL	Australia	AUD	93,001	—	100%	—	100%	100%	100%	No business in Australia

Eucla Mining NL	Australia	AUD	2	—	100%	—	100%	100%	100%	Coal mining

CIM Duralie Pty Ltd	Australia	AUD	665	—	100%	—	100%	100%	100%	No business in Australia

Duralie Coal Marketing Pty Ltd	Australia	AUD	2	—	100%	—	100%	100%	100%	No business in Australia

Duralie Coal Pty Ltd	Australia	AUD	2	—	100%	—	100%	100%	100%	Coal mining

Gloucester (SPV) Pty Ltd	Australia	AUD	2	—	100%	—	100%	100%	100%	Holdings company

Gloucester (Sub Holdings 1) Pty Ltd	Australia	AUD	2	—	100%	—	100%	100%	100%	Holdings company

Gloucester (Sub Holdings 2) Pty Ltd	Australia	AUD	2	—	100%	—	100%	100%	100%	Holdings company

SASE Pty Limited	Australia	AUD	9,650,564	—	90%	—	90%	90%	90%	No business in Australia, to be liquidated

Proserpina Coal Pty Ltd	Australia	AUD	1	—	100%	—	100%	100%	100%	Coal mining and sales

Yarrabee Coal Company Pty Ltd	Australia	AUD	92,080	—	100%	—	100%	100%	100%	Coal mining and sales

White Mining Limited	Australia		Ordinary shares AUD 3,300,000 A Shares AUD 200	—	100%	—	100%	100%	100%	Investment holding and management of operations

Moolarben Coal Operations Pty Ltd	Australia	AUD	2	—	100%	—	100%	100%	100%	Management of coal operations

Moolarben Coal Mines Pty Limited	Australia	AUD	1	—	100%	—	100%	100%	100%	Coal business development

Felix NSW Pty Ltd	Australia	AUD	2	—	100%	—	100%	100%	100%	Investment holding

Moolarben Coal Sales Pty Ltd	Australia	AUD	2	—	100%	—	100%	100%	100%	Coal sales

CIM Mining Pty Ltd	Australia	AUD	30,180,720	—	100%	—	100%	100%	100%	No business in Australia

Donaldson Coal Holdings Limited	Australia	AUD	204,945,942	—	100%	—	100%	100%	100%	Holdings company

Monash Coal Holdings Pty Ltd	Australia	AUD	100	—	100%	—	100%	100%	100%	Dormant

Athena Coal Operation Pty Ltd	Australia	AUD	1	—	100%	—	100%	100%	100%	Dormant

Athena Coal sales Pty Ltd	Australia	AUD	1	—	100%	—	100%	100%	100%	Dormant

Paway Limited	British Virgin Islands	AUD	1	—	100%	—	100%	100%	100%	Dormant

White Mining Services Pty Limited	Australia	AUD	2	—	100%	—	100%	100%	100%	No business in Australia, to be liquidated

Ashton Coal Operations Pty Limited	Australia	AUD	5	—	100%	—	100%	100%	100%	Management of operations

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

57.	INFORMATION OF THE COMPANY (continued)

Details of the Company’s major subsidiaries at December 31, 2015 and 2014 are as follows:

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital		Proportion of registered capital/ issued share capital held by the Company				Proportion of voting power held		Principal activities
				2015		2014		2015	2014
				Directly	Indirectly	Directly	Indirectly

Ashton Coal mines Limited	Australia	AUD	5	—	100%	—	100%	100%	100%	Coal sales

White Mining (NSW) Pty Limited	Australia	AUD	10	—	100%	—	100%	100%	100%	Coal mining and sales

CIM Stratford Pty Ltd	Australia	AUD	21,558,606	—	100%	—	100%	100%	100%	Dormant

CIM Services Pty Ltd	Australia	AUD	8,400,002	—	100%	—	100%	100%	100%	Dormant

Donaldson Coal Pty Ltd	Australia	AUD	6,688,782	—	100%	—	100%	100%	100%	Coal mining and sales

Donaldson Coal Finance Pty Ltd	Australia	AUD	10	—	100%	—	100%	100%	100%	Investment company

Monash Coal Pty Ltd	Australia	AUD	200	—	100%	—	100%	100%	100%	Coal mining and sales

Stradford Coal Pty Ltd	Australia	AUD	10	—	100%	—	100%	100%	100%	Coal mining

Stradford Coal Marketing Pty Ltd	Australia	AUD	10	—	100%	—	100%	100%	100%	Coal sales

Abakk Pty Ltd	Australia	AUD	6	—	100%	—	100%	100%	100%	No business in Australia, to be liquidated

Newcastle Coal Company Pty Ltd	Australia	AUD	2,300,999	—	100%	—	100%	100%	100%	Coal mining and sales

Primecoal International Pty Ltd	Australia	AUD	1	—	100%	—	100%	100%	100%	No business in Australia, to be liquidated

Yancoal International (Holding) Co., Ltd	Hong Kong	USD	689,313,091	100%	—	100%	—	100%	100%	Investment holding

Yancoal International Resources Development Co., Limited	Hong Kong	USD	600,000	—	100%	—	100%	100%	100%	Coal resource exploration development

Yancoal International Technology Development Co., Limited	Hong Kong	USD	1,000,000	—	100%	—	100%	100%	100%	Coal mining technology Development, transfer and consultation

Yancoal International Trading Co., Limited	Hong Kong	USD	1,000,000	—	100%	—	100%	100%	100%	Entrepot trade

Yancoal Luxembourg Resources Holding Co., Ltd	Luxembourg	USD	500,000	—	100%	—	100%	100%	100%	Investment holding

Yancoal Canada Resources Holding Co., Ltd	Canada	USD	290,000,000	—	100%	—	100%	100%	100%	Potash exploration

Athena Holdings P/L	Australia	AUD	24,450,405	—	100%	—	100%	100%	100%	Holding company

Premier Coal Holdings P/L	Australia	AUD	321,613,108	—	100%	—	100%	100%	100%	Holding company

Tonford Holdings P/L	Australia	AUD	46,407,917	—	100%	—	100%	100%	100%	Holding company

Wilpeena Holdings P/L	Australia	AUD	3,457,381	—	100%	—	100%	100%	100%	Holding company

Yancoal Energy P/L	Australia	AUD	202,977,694	—	100%	—	100%	100%	100%	Holding company

Yancoal Technology (Holdings) Co. Ltd	Australia	AUD	75,407,506	—	100%	—	100%	100%	100%	Holding company

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

57.	INFORMATION OF THE COMPANY (continued)

Details of the Company’s major subsidiaries at December 31, 2015 and 2014 are as follows:

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital		Proportion of registered capital/ issued share capital held by the Company				Proportion of voting power held		Principal activities
				2015		2014		2015	2014
				Directly	Indirectly	Directly	Indirectly

Athena Coal Mine Pty Ltd	Australia	AUD	2	—	100%	—	100%	100%	100%	Coal exploration

Premier Coal Limited	Australia	AUD	8,779,250	—	100%	—	100%	100%	100%	Coal mining and sales

Tonford Pty Ltd	Australia	AUD	2	—	100%	—	100%	100%	100%	Coal exploration

Syntech Holdings Pty Ltd	Australia	AUD	223,470,552	—	100%	—	100%	100%	100%	Investment holding and management of coal operation

Syntech Holdings II Pty Ltd	Australia	AUD	6,318,490	—	100%	—	100%	100%	100%	Investment holding

UCC Energy Pty Limited	Australia	AUD	2	—	100%	—	100%	100%	100%	Ultra clean coal technology

Premier Char Pty Ltd	Australia	AUD	1,000,000	—	100%	—	100%	100%	100%	Charcoal Product Development

Yancoal Technology Development Pty Ltd	Australia	AUD	2	—	100%	—	100%	100%	100%	LTCC technology development and equipment rental

AMH (Chinchilla Coal) Pty Ltd	Australia	AUD	2	—	100%	—	100%	100%	100%	Coal exploration

Syntech Resources Pty Ltd	Australia	AUD	1,251,431	—	100%	—	100%	100%	100%	Coal mining and sales

Mountfield Properties Pty Ltd	Australia	AUD	100	—	100%	—	100%	100%	100%	Investment holding

Yankuang Donghua Heavy Industry Limited (“Donghua”) (note 1)	PRC	RMB	370,567,964	100%	—	—	—	100%	—	Manufacturing of coal mining and excavating equipment

Yankuang Group Tangcun Industrial Co., Ltd (“Tangcun”) (note 1)	PRC	RMB	51,000,000	—	100%	—	—	100%	—	Manufacturing and repair of machinery and cable

Shandong Yankuang Group Changlong Cable Manufacturing Co., Ltd (“Changlong”) (note 1)	PRC	RMB	20,000,000	—	95%	—	—	95%	—	Manufacturing and sale of cable, rubber products

Zhoucheng Chengyan Material Inspection and Testing Co., Ltd (“Chengyan”) (note 1)	PRC	RMB	300,000	—	100%	—	—	100%	—	Mining products supporting materials testing

Yankuang Group Mainland Machinery Co. Ltd (“Mainland Machinery”) (note 1)	PRC	RMB	50,000,000	—	79.69%	—	—	79.69%	—	Manufacturing and sale of mining equipments

Yankuang Group Yanzhou Sanfanggang Structural Engineering (“Sanfanggang”) (note 1)	PRC	RMB	8,000,000	—	62.50%	—	—	62.50%	—	Production and processing of steel engineering components

Yankuang Group Zoucheng Jinming Electrical Company Limited (“Jinming”) (note 1)	PRC	RMB	50,000,000	—	100%	—	—	100%	—	Manufacturing, installation and repairment of electrical equipments

YANZHOU COAL MINING COMPANY LIMITED AND ITS SUBSIDIARIES

57.	INFORMATION OF THE COMPANY (continued)

Details of the Company’s major subsidiaries at December 31, 2015 and 2014 are as follows:

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital		Proportion of registered capital/ issued share capital held by the Company				Proportion of voting power held		Principal activities
				2015		2014		2015	2014
				Directly	Indirectly	Directly	Indirectly

Yankuang Group Zoucheng Dehailan Rubber Product Co., Ltd (“Dehailan”) (note 1)	PRC	RMB	860,000	—	53.49%	—	—	53.49%	—	Processing and sale of composite pipe and plastic profile products

Yanzhou Dongfang Electrical Co., Ltd (“Dongfang”) (note 1)	PRC	RMB	50,000,000	—	94.34%	—	—	94.34%	—	Manufacturing and installation of mining equipments

Yankuang Group Jintong Rubber Co., Ltd (“Jintong”) (note 1)	PRC	RMB	6,600,000	—	54.55%	—	—	54.55%	—	Manufacturing and sale of rubber products

Jintong Latin	Peru	USD	360,000		51%			51%		Sale of rubber products, import and export of mining machineries

Unless otherwise specified, the capital of the above subsidiaries are registered capital (those established in the PRC) or ordinary shares (those established in other countries).

Note 1:	Shanxi Neng Hua, Shanxi Tianchi, Shanxi Tianhao, Beisheng, Yanmei Shipping, Haosheng, Zhongyan, Yulin, Heze, Ordos, Yize, Rongxin, Daxin Industrial, Xintai, Zhuanlongwan, Yingpanhao, Hua Ju Energy, Rizhao, Dongqi, Trading Centre, Zhongyin Logistics, Zhongyin Leasing, Duanxin, Supply Chain, Heze Duanxin, Dalateqi, Ruifeng, Donghua, Tangcun, Changlong, Chengyan, Mainland machinery, Sanfanggang, Jinming, Dehailan, Dongfang and Jintong are established in the PRC as limited liability companies.

Note 2:	The investment cost of RMB3,781,606,000 in respect of investment in Yancoal Australia was included in investment in subsidiaries. As at December 31, 2015, the market value of these shares was approximately RMB366,620,000 (AUD124,078,000) (2014: RMB622,550,000 (AUD124,078,000))