Form 20-F/A
period 2015-12-31
YANZHOU COAL MINING CO LTD
filed 2016-09-07
CIK 1048098

As filed with Securities and Exchange Commission on September 7, 2016

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

This Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2015, as filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 26, 2016 (the “Original Form 20-F”), is being filed solely for the purpose of amending “Item 4. — B. Business Overview” and “Item 4. — D. Property, Plant and Equipment” in the Original Form 20-F. The Registrant has been requested by the Commission to clarify and supplement certain reserves disclosure with respect to coal mines of the Company.

Other than what is set forth above, this Amendment No. 1 makes no changes to the financial statements of the Registrant and does not, and does not purport to, amend, update or restate any other information in the Original Form 20-F, or reflect any events that have occurred after the Original Form 20-F was filed on April 26, 2016.

ITEM 4.	INFORMATION ON THE COMPANY

B.	Business Overview

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

We directly own and operate six coal mines in the PRC, namely, Nantun, Xinglongzhuang, Baodian, Dongtan, Jining II and Jining III, which had approximately 1,623.3 millions tonnes of in-place proven and probable reserves as of December 31, 2015. In addition, we also owned and operate Beisu and Yangcun Coal mines. These eight coal mines produced in aggregate approximately 53.7% of our total coal output in 2015. We also hold equity interests in a number of coal mines in China through our subsidiaries. Shanxi Nenghua operates Tianchi Coal Mine, which holds approximately 22.7 million tonnes of recoverable reserves as of December 31, 2015; Heze Nenghua operates Zhaolou Coal Mine, which holds approximately 94.5 million tonnes of recoverable reserves as of December 31, 2015; and Ordos Neng Hua operates Anyuan Coal Mine and Wenyu Coal Mine.

The map below shows the approximate locations of our coal mines and projects in China.

In Australia, we conduct our operations in Australia primarily through our subsidiaries, Yancoal Australia and Yancoal International (Holding). Yancoal Australia directly or indirectly operates seven coal mines in Australia consisting of Austar, Yarrabee, Ashton, Moolarben, Gloucester, Donaldson, Middlemount, which collectively held approximately 697 million tonnes of JORC 2012 Code compliant recoverable reserves as of December 31, 2015; and Yancoal International (Holding) directly or indirectly operates two coal mines in Australia consisting of Cameby Downs and Premier, which collectively held approximately 299 million tonnes of JORC 2012 Code compliant recoverable reserves as of December 31, 2015. Yancoal Australia also holds an early exploration stage project, Monash. Yancoal International (Holding) currently owns the exploration projects of Athena, Harrybrandt and Wilpeena. In addition, we have a number of exploration tenements adjoining our mining leases in Australia with potential for “brownfield” expansion projects as of December 31, 2015.

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

In 2013, 2014 and 2015, our Australian subsidiaries’ domestic sales income was 20.0%, 13.8% and 18.1%, respectively, of their total sales income and in these same years their export sales income was 80.0%, 86.2% and 81.9%, respectively, of their total sales income. Our Australian subsidiaries’ export sales income represented 99.9%, 99.9% and 100% of our total export sales income in 2013, 2014 and 2015, respectively. Our Australian subsidiaries primarily conduct their export sales directly by entering into agreements with end user customers. Our Australian subsidiaries also export a small portion of coal through export agents with which our Australian subsidiaries have established longstanding relationships. The primary destinations for the export sales of our Australian subsidiaries are South Korea, Japan and China.

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

Customers

As of December 31, 2015, our major customers include Shanxi Lu’an Mining (Group) Rizhao International Trading Co., Ltd., Shaanxi Iron & Steel Group Hancheng Iron & Steel Co., Ltd., Shanxi Yangmei Chemical International Business Co., Ltd., Shanxi Xishan Coal and Electricity Trade Co., Ltd., and Shanxi Jicheng Anthracite Mining International Trading (Rizhao) Co., Ltd., among which Shanxi Lu’an Mining (Group) Rizhao International Trading Co., Ltd. was our largest customer. In 2013, 2014 and 2015, sales to our top five largest customers accounted for 21.4%, 18.7% and 34.7% of our sales income, respectively. In 2013, 2014 and 2015, sales to our largest customer accounted for 6.0%, 5.0% and 10.1%, respectively, of our sales income.

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

Production Process

The production process for our equipment manufacturing business mainly involves parts processing and assembling. Before the pre-treatment of the parts, we prepare the parts through de-rusting, shaping the steel plate through numerical controlled machines, cutting. After the pre-treatment, the parts are assembled through welding, heat treated before and after assembling and tested and inspected before shipment.

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

	Nantun	Xinglongzhuang	Baodian	Dongtan	Jining II	Jining III	Total
Background data:

Commencement of construction	1966	1975	1977	1979	1989	1993	N/A
Commencement of commercial production	1973	1981	1986	1989	1997	2000	N/A
Coalfield area (square kilometers)	35.2	56.2	37.0	60.0	87.1	105.1	380.6

Reserve data:(1)

(millions tonnes as of December 31, 2015)

Total in-place proven and probable reserves(1)	99.3	280.8	249.9	413.7	388.0	191.7	1623.3
Mining recovery rate(2)(%)	83.5	80.4	79.1	80.9	82.3	81.5	N/A
Coal preparation plant recovery rate (%)(3)	88.67	77.97	81.60	69.52	76.35	67.49	N/A
Depth of mine (meters underground)	465	399	517	780	517	551	N/A
Average thickness of main coal seam (meters)	5.4	8.3	8.8	8.4	4.7	4.9	N/A
Type of coal	Thermal coal	Thermal coal	Thermal coal	Thermal coal	Thermal coal	Thermal coal	N/A
Leased/owned	Owned	Owned	Owned	Owned	Owned	Owned	N/A
Assigned/unassigned(4)	Assigned	Assigned	Assigned	Assigned	Assigned	Assigned	N/A
Average calorific value (Kcal/kg)	5.541	5.407	5.443	5.280	5.350	5.185	N/A
Sulfur content (%)	0.61	0.56	0.59	0.57	0.64	0.64	N/A

Production data: (million tonnes)

Approval raw coal production capacity	3.0	6.5	6.0	7.5	4.2	6.5	33.7
Designed washing capacity	1.8	3.0	3.0	4.0	3.0	5.0	19.8
Raw coal production
1997-2007	45.7	70.1	61.6	78.1	42.7	49.6	347.8
2008	3.5	6.6	6.0	7.0	3.9	6.1	33.1
2009	3.8	6.6	5.7	7.5	3.6	6.2	33.4
2010	3.6	6.8	6.1	7.4	4.2	6.2	34.3
2011	3.3	6.8	6.1	7.3	4.4	6.1	34.0
2012	3.2	7.0	6.1	7.6	3.7	5.5	33.1
2013	3.0	6.9	6.2	8.1	3.1	6.5	33.8
2014	2.7	6.8	5.8	8.0	4.2	5.3	32.8
2015	2.8	7.1	6.2	8.1	4.3	6.0	34.5
Cumulative raw coal production as of December 31, 2015	71.6	124.7	109.8	139.1	74.1	97.5	616.8

(1)	The proven and probable reserves of the above coal mines are based on the report dated February 6, 1998 prepared by International Mining Consultants Limited, a UK-based company, in accordance with the standards in Industry Guide 7.

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

Beisu and Yangcun Coal Mines

The following table sets forth information about Beisu and Yangcun Coal Mines, which are directly owned and operated by the Company:

	Beisu	Yangcun	Total
Background data:

Commencement of construction	1972	1981	N/A
Commencement of commercial production	1976	1988	N/A
Coalfield area (square kilometers)	29.3	27.5	56.8

Reserve data:
(as of December 31, 2015)
Mining recovery rate (%)(1)	86.5	86.7	N/A
Coal preparation plant recovery rate (%)(2)	N/A	N/A	N/A
Depth of mine (meters underground)	269.7	318.8	N/A
Average thickness of main coal seam (meters)	1.0	8.3	N/A
Type of coal	Thermal coal	Thermal coal	N/A
Leased/owned	Owned	Owned	N/A
Average calorific value (Kcal/kg)	5,199	5,118	N/A
Sulfur content (%)	3.50	0.87	N/A

Production data: (million tonnes)

Approved raw coal production capacity	1.0	1.2	2.2
Designed coal preparation input washing capacity	—	—	—
Raw coal production
2013	1.0	1.1	2.1
2014	0.8	1.0	1.8
2015	0.7	1.6	2.3
Cumulative raw coal production as of December 31, 2015	3.5	4.8	8.3

(1)	The mining recovery rate is the rate of the amount of coal recovered from a determined amount of reserves, which is calculated by dividing the actual volume of coal recovered in a year by the volume of reserves mined and consumed in the same year.
(2)	“Coal preparation plant recovery rate” refers to the wash plant recovery rate of raw coal used during the production of our coal products.

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

Coal Mines operated by Ordos Neng Hua

The following table sets forth information about Anyuan Coal Mine and Wenyu Coal Mine in China that are operated by Ordos Neng Hua:

	Anyuan	Wenyu	Total
Background data:
Commencement of construction	—	1996	N/A
Commencement of commercial production	2004	1997	N/A
Coalfield area (square kilometers)	9.3	9.4	18.6
Reserve data:
(as of December 31, 2015)
Mining recovery rate (%)(1)	85.4	85.5	N/A
Coal preparation plant recovery rate (%)(2)	—	—	N/A
Depth of mine (meters underground)	68	59	N/A
Average thickness of main coal seam (meters)	2.8	3.9	N/A
Type of coal	Thermal coal	Thermal coal	N/A
Leased/owned	Owned	Owned	N/A
Average calorific value (Kcal/kg)	5,170	5,237	N/A
Sulfur content (%)	0.35	0.90	N/A

Production data: (million tonnes)
Approved raw coal production capacity	1.2	3.0	4.2
Designed coal preparation input washing capacity	—	—	—
Raw coal production
2011	2.3	2.1	4.4
2012	2.3	4.6	6.9
2013	2.2	4.1	6.3
2014	1.8	4.1	5.9
2015	1.6	1.0	2.6
Cumulative raw coal production as of December 31, 2015	10.2	15.9	26.1

(1)	The mining recovery rate is the rate of the amount of coal recovered from a determined amount of reserves, which is calculated by dividing the actual volume of coal recovered in a year by the volume of reserves mined and consumed in the same year.
(2)	“Coal preparation plant recovery rate” refers to the wash plant recovery rate of raw coal used during the production of our coal products.

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

Coal Mines operated by Yancoal Australia

The following table sets forth information about our operational coal mines in Australia, which are directly or indirectly held by Yancoal Australia:

	Austar(6)	Yarrabee	Ashton(6)	Moolarben	Gloucester Mine	Donaldson Mine(6)	Middlemount (5)	Total
Background data:

Commencement of construction(1)	1998	1981	2003	2009	1998	2001	2009	N/A
Commencement of commercial production(1)	2000	1982	2004	2010	1999	2001	2011	N/A
Coalfield area(2) (square kilometers)	159.8	220.3	15.7	120.3	162.7	106.2	27.8	812.8
Reserve data:

(millions of tonnes as of December 31, 2015)
Recoverable reserves(3)	49	44	53	297	50	124	79	697
Depth of mine(4) (meters underground)	300-700	Open Cut	190-280	100-250 & Open Cut	Open Cut	50-150	Open Cut	N/A
Type of coal	Semi- hard coking coal	PCI coal	Semi- soft coking coal	Thermal coal	Semi- hard coking coal	Semi- soft coking coal	Coking coal, PCI coal	N/A
Leased/owned	Owned	Owned	Owned	Owned	Owned	Owned	Owned	N/A
Average calorific value (Kcal/kg gar)	6,200	7,300	7,100	6,650	7,550	8,200	7,300	N/A
Sulfur content (% daf)	1.8	0.7	0.7	0.5	1.1	0.9	0.5	N/A
Production data: (million tonnes)
Approved raw coal production capacity	3.6	3.8	5.0	17.0	5.6	6.1	5.4	43.9
Designed coal preparation input washing capacity	3.0	2.5	6.5	13.0	4.3	4.0	5.4	38.7
Raw coal production

2006 - 2007	2.0	—	—	—	—	—	—	2.0
2008	1.9	—	—	—	—	—	—	1.9
2009	1.9	—	—	—	—	—	—	1.9
2010	1.7	2.3	2.7	3.9	—	—	—	10.6
2011	1.9	3.1	1.7	5.6	—	—	—	12.3
2012	1.7	3.2	2.3	7.2	1.8	2.0	—	18.2
2013	1.6	3.7	2.4	6.7	3.5	3.2	—	21.1
2014	1.9	3.9	2.6	6.6	2.5	2.5	—	20.0
2015	0.8	3.3	3.0	7.3	1.9	1.8	—	18.1
Cumulative raw coal production as of December 31, 2015	15.4	19.5	14.7	37.3	9.7	9.5	—	106.1

(1)	We acquired Austar Coal Mine in 2004 and implemented a production expansion and technology upgrade in 2005. Austar Coal Mine resumed part of its operations in October 2006. Each of the Ashton Coal Mine and Moolarben Coal Mine has an open-pit coal mine and an underground coal mine. The “commencement of commercial production” indicates the time when the open-pit mines, the earlier of the two types of mines, commenced commercial production.
(2)	The coalfield area refers to the surface area of land either owned directly or held under granted mining and exploration tenements.

(3)	The Recoverable Coal Reserves of the above coal mines are reported under the CRIRSCO “International Standards for Reporting of Mineral Resources and Reserves” and are based on the reports prepared by the Competent Persons appointed by Yancoal Australia in accordance with the JORC Code (2012). The reports were prepared under the revised JORC Code (2012 edition), which replaced the JORC Code (2004), with the revised code now fully in alignment with the CRIRSCO code. The stricter conditions of the revised JORC Code accounts for a portion of the differences in Coal Reserves reported compared to those in the previous disclosures, with operational and modifying factors that affect the mining process accounting for the remainder of the difference.
(4)	Ashton Coal Mine has both open-pit and underground coal mines. The depth of mine indicates the depth of the underground mines.
(5)	As Middlemount Coal Mine is owned and operated by a joint venture jointly controlled by Yancoal Australia and a third party, its production data and financial performance will not be consolidated in to our reports.
(6)	On March 31, 2016, Yancoal Australia transferred its interest in the mining assets of Ashton, Austar and Donaldson Mine to a wholly owned subsidiary, namely Watagan Mining Company Pty Ltd., which in turn issued the bonds with total principal amount up to US$950 million on the same day. As a result of issuance of the bonds, Yancoal Australia ceases to control Watagan Mining Company Pty Ltd. from an accounting perspective.

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

YANZHOU COAL MINING COMPANY LIMITED (Registrant)

Date: September 7, 2016	By:	/S/ ZHAO Qingchun
	Name:	ZHAO Qingchun
	Title:	Chief Financial Officer